Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2003-06-23
CIK 1161611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 20-F

(Mark One)
( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
(x)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
or
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 1-15264
___________________

(Chinese Character)
(Exact name of Registrant as specified in its charter)

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's name into English)

People's Republic of China
(Jurisdiction of incorporation or organization)

___________________

No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
(Address of Principal Executive Offices)

__________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares, each representing 100 H shares	New York Stock Exchange, Inc.
Class H Ordinary Shares	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:

Domestic shares, par value RMB1.00 per share...............................................................	7,750,010,185
H shares, par value RMB1.00 per share, including 409,646,400 H shares in the form of American Depositary Shares..............................................................	2,749,889,968

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __ X __ No ______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ______ Item 18 __ X __

Forward-Looking Statements

Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

  future prices and demand for our products;
  future PRC tariff levels for alumina and primary aluminum;
  sales of our products;
  the amount and nature of, and potential for, future development;
  bauxite reserves potential;
  production forecasts of bauxite, alumina and primary aluminum;
  expansion, consolidation or other trends in the aluminum industry;
  the effectiveness of our cost-saving measures;
  future expansion plans and capital expenditures;
  expected production capacity increases;
  competition;
  changes in legislation, regulations and policies;
  estimates of proven and probable bauxite reserves;
  our research and development plans; and
  our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled "Item 3. Key Information - Risk Factors."

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, are based on our internal statistics and/or estimates gathered from our own research and/or various publicly available sources.

Certain Terms and Conventions

Translations of amounts in this annual report from renminbi into U.S. dollars and vice versa have been made at the rate of RMB8.2800 to US$1.00, which was the noon buying rate in the New York City for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. You should not construe these translations as representations that the renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3. Key Information -Exchange Rate Information" for information regarding the noon buying rates from January 1, 1998 through June 20, 2003.

We publish our financial statements in renminbi.

Various amounts and percentages set out in this document have been rounded and, accordingly, are not the exact figures and may not total.

Unless the context otherwise requires, references in this annual report to:

  "Alcoa" are to Alcoa International (Asia) Ltd., a company incorporated under the laws of Hong Kong;
  "alumina-to-silica ratio" are to the ratio of alumina to silica by weight found in bauxite;
  "aluminum fabrication" are to the process of taking primary aluminum and converting it into plates, strips, bars, tubes, etc. which can be further converted into consumer or other end products;
  "bauxite" are to mineral ores whose composition is principally alumina;
  "Bayer process" are to a refining process employed to extract alumina from the ground bauxite with a strong solution of caustic soda at an elevated temperature;
  "brownfield development" are to development projects at existing plants or facilities;

  "Chalco," "our company," "we," "our" and "us" are to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;
  "China" and the "PRC" are to the People's Republic of China, excluding for purposes of this annual report, Hong Kong, Macau and Taiwan;
  "China Cinda" are to China Cinda Asset Management Corporation, a PRC state-owned financial enterprise established pursuant to PRC government approval;
  "Chinalco" and the "ultimate holding company" are to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;
  "China Orient" are to China Orient Asset Management Corporation, a PRC state-owned financial enterprise established pursuant to PRC government approval;
  "diasporite" are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) • H(2)O;
  "fabricating ingots" are to the primary aluminum or aluminum alloy ingots that may be used directly in the aluminum fabrication process;
  "gibbsitic" are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) • 3H(2)O;
  "greenfield investment" are to investment projects to construct new plants or facilities;
  "Guangxi Development" are to Guangxi Development and Investment Co., Ltd., a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;
  "Guizhou Development" are to Guizhou Provincial Materials Development and Investment Corporation, a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;
  "HK$" and "HK dollars" are to Hong Kong dollars, the currency of the Hong Kong Special Administrative Region of the PRC;
  "Hong Kong Stock Exchange" are to The Stock Exchange of Hong Kong Limited;
  "hybrid Bayer-sintering process" are to the refining process developed in China which involves the application of the Bayer process and the sintering process in combination to extract alumina from bauxite more efficiently;

  "ingots" and "remelt ingots" are to the international standard primary metal products from an aluminum smelter. Remelt ingots are the aluminum ingots generally remelted before being cast into alloyed products or used for aluminum fabrication;
  "kA" are to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equal to 1,000 amperes;
  "kWh" are to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;
  "ore-dressing Bayer process" are to a refining process we developed which involves the treatment of bauxite in order to increase its alumina-to-silica ratio so as to allow the Bayer process to then be applied;
  "provinces" are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;
  "refining" are to the chemical process required to produce alumina from bauxite;
  "RMB" are to renminbi, the currency of the PRC;
  "Shandong Aluminum" are to Shandong Aluminum Industry Co., Ltd., our subsidiary that is a joint stock company established under PRC law, whose A shares are traded on the Shanghai Stock Exchange;
  "sintering process" are to a refining process employed to extract alumina from ground bauxite by mixing with supplemental materials and burning in a coal fired kiln;
  "smelting" are to the electrolytic reduction process required to produce molten aluminum from alumina;
  "tonne" are to the metric ton, a unit of weight, with one metric ton equal to 1,000 kilograms or 2,204.6 pounds; and
  "US$" are to U.S. dollars, the currency of the United States of America.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Historical Financial Information

The following tables present our summary income statement data and cash flow data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the summary balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002. The summary balance sheet data as of December 31, 2001 and 2002 and income statement and cash flow data for the years ended December 31, 2000, 2001 and 2002 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 1998 and 1999 and income statement and cash flow data for the years ended December 31, 1998 and 1999 have been derived from our audited financial statements that are part of the prospectus relating to our initial public offering in December 2001 and are not included in this annual report.

This financial information reflects the reorganization of China's aluminum industry, following which our company was established and has been prepared as if our current structure had been in existence throughout the relevant periods. In addition, the financial information also includes various other operations retained by Chinalco that were historically associated with Chinalco's alumina and primary aluminum operations. The results of such businesses are not reflected in our statements of income for periods ending after June 30, 2001. Similarly, such businesses and their related balance sheet data are not reflected in our balance sheet as of any date after June 30, 2001. In addition, the financial information included in this annual report may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. Unless otherwise indicated, the financial statements are prepared and presented in accordance with generally accepted accounting principles in Hong Kong, also known as "HK GAAP." For a reconciliation of our net income and owner's equity to generally accepted accounting principles in the United States, also known as "U.S. GAAP," see Note 34 to our audited financial statements beginning on page F-57.

	Year Ended December 31,
	1998	1999	2000	2001	2002	2002
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except per share and per ADS data)
Income Statement Data: HK GAAP
Sales of goods	11,550,067	13,650,657	17,664,069	15,987,913	16,792,766	2,028,112
Cost of goods sold	9,467,256	10,017,825	11,040,061	11,646,250	13,358,361	1,613,329
Gross profit	2,082,811	3,632,832	6,624,008	4,341,663	3,434,405	414,783
Other revenues	473,947	542,549	606,869	621,570	522,875	63,149
Expenses related to other revenues	262,822	335,311	446,828	587,722	459,777	55,529
Other revenues, net	211,125	207,238	160,041	33,848	63,098	7,621
Selling and distribution expenses	218,647	263,250	259,101	335,227	501,829	60,607
General and administrative expenses	865,666	1,158,858	1,245,083	1,074,411	724,956	87,555
Research and development expenses	37,966	111,368	309,477	144,048	131,941	15,935
Other (income) expenses, net	(287,741)	(359,556)	16,024	(136,320)	16,089	1,943
Operating income	1,459,398	2,666,150	4,954,364	2,958,145	2,122,688	256,363
Finance costs	1,977,643	1,304,734	708,233	549,410	490,614	59,253
Operating (loss) income after finance costs	(518,245)	1,361,416	4,246,131	2,408,735	1,632,074	197,110
Share of income (loss) of a jointly controlled entity	200	1,723	1,007	(125)	(254)	(31)
(Loss) income before income tax	(518,045)	1,363,139	4,247,138	2,408,610	1,631,820	197,080
Income taxes	129,783	486,584	1,589,475	756,820	183,393	22,149
(Loss) income after income tax	(647,828)	876,555	2,657,663	1,651,790	1,448,427	174,931
Minority interests	(4,847)	29,260	134,666	63,713	46,822	5,655
Net (loss) income for the year	(642,981)	847,295	2,522,997	1,588,077	1,401,605	169,276
	=======	=======	=======	=======	=======	=======
Dividend(2)	_	_	_	178,498	472,496	57,065
Basic and diluted net (loss)/earnings per share(3)	(0.08)	0.11	0.32	0.19	0.13	0.02
Basic and diluted net (loss)/earnings per ADS(3)	(8.04)	10.59	31.54	19.55	13.35	1.61
U.S. GAAP
Net income		885,075	2,563,151	1,727,763	1,679,877	202,883
Basic and diluted net income per share(3)		0.11	0.32	0.22	0.16	0.02
Basic and diluted net income per ADS(3)		11.06	32.04	22.00	16.00	2.00
Segment Operating Income(4):
HK GAAP
Alumina	942,950	1,451,607	4,105,106	2,121,424	1,379,622	166,621
Primary aluminum	468,615	1,143,484	1,515,904	1,217,439	1,143,658	138,123
Corporate and other services	(218)	(255)	8,399	(25,680)	(57,933)	(6,997)
Unallocated	66,812	71,314	(620,011)	(330,649)	(311,729)	(37,648)
Inter-segment elimination	(18,761)	_	(55,034)	(24,389)	(30,930)	(3,763)
Total operating income	1,459,398	2,666,150	4,954,364	2,958,145	2,122,688	256,363
	=======	=======	=======	=======	=======	=======

	As of December 31,
	--------------------------------------------------------------------------
	1998	1999	2000	2001	2002	2002
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except share amounts)
Balance Sheet Data: HK GAAP
Bank balances and cash	1,218,554	2,440,018	2,419,791	4,495,922	2,342,254	282,881
Total current assets	7,571,641	7,820,967	8,552,055	12,013,524	8,557,975	1,033,572
Total non-current assets	14,830,946	14,704,128	14,756,162	21,383,987	23,361,989	2,821,496
Total assets	22,402,587	22,525,095	23,308,217	33,397,511	31,919,964	3,855,068
Total short-term loans (including current portion of long-term loans)	8,494,286	6,920,678	4,528,622	5,477,549	5,103,274	616,337
Total long-term loans (excluding current portion of long-term loans)	8,204,325	7,944,114	5,566,015	5,391,861	4,949,298	597,741
(Capital deficiency) owner's equity	(3,021,554)	(2,147,088)	5,026,099	14,096,085	15,523,947	1,874,873
Capital employed(5)	12,591,691	10,803,560	13,714,248	21,121,724	23,718,243	2,864,522
U.S. GAAP
Total assets		22,810,558	23,639,127	29,749,763	20,056,293	2,422,258
Total long-term loans (excluding current portion of long-term loans)		7,944,114	5,566,015	5,391,861	4,949,298	597,741
(Capital deficiency) owner's equity		(2,042,421)	5,170,921	10,308,206	12,014,340	1,451,007
Number of shares(6)		__	__	8,122,482	10,495,863	10,495,863

	Year Ended December 31,
	--------------------------------------------------------------------------
	1998	1999	2000	2001	2002	2002
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Other Financial Data:
HK GAAP
Net cash inflow from operating activities(7)	439,638	3,751,959	4,129,737	1,940,969	2,671,759	322,676
Net cash outflow from investing activities	(1,170,350)	(1,389,870)	(2,016,872)	(2,575,617)	(3,780,812)	(456,620)
Net cash inflow (outflow) from financing activities	712,068	(1,264,978)	(2,509,888)	3,108,087	(868,513)	(104,893)
Capital expenditure
Alumina	710,027	723,499	1,147,848	2,457,123	3,192,788	385,602
Primary aluminum	425,872	567,348	545,756	640,110	700,572	84,610
Corporate and other services	323	5,153	7,024	27,638	49,304	5,955
Unallocated	21,146	73,449	93,794	177,657	29,930	3,615
Total capital expenditure	1,157,368	1,369,449	1,794,422	3,302,528	3,972,594	479,782
	========	========	========	========	========	========

__________________________
(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2002 of US$1.00 to RMB8.2800.
(2)	Dividends per share from September 10, 2001 to December 31, 2001 were RMB0.17 per share and RMB0.045 for 2002. Prior to September 2001, we did not pay dividends.
(3)

Basic and diluted net (loss) income per share and per ADS for the years ended December 31, 1998, 1999 and 2000 have been computed by dividing combined net (loss) income by the number of shares issued and outstanding upon formation of Chalco on September 10, 2001 as if such shares had been outstanding for the three years ended December 31, 2000.
Basic and diluted net income per share and per ADS for the years ended December 31, 2001 and 2002 have been computed by dividing combined net income by the weighted average number of shares issued and outstanding during the period since the legal formation of Chalco.

(4)	Segment operating income without considering the effects of finance costs.
(5)	Equals the sum of short-term loans, long-term loans, owner's equity and minority interests less cash and cash equivalents.
(6)	Weighted average number of shares issued and outstanding during the periods since the legal formation of Chalco.
(7)	Equals the sum of net cash inflow from operating activities, net cash outflow from returns on investments and servicing of finance costs and PRC income tax paid.

Exchange Rate Information

In this annual report, references to "renminbi" or "RMB" are to renminbi, the lawful currency of the PRC, references to "US$" or "U.S. dollars" are to United States dollars, and references to "HK$" are to Hong Kong dollars. We maintain our books and records in renminbi. On June 20, 2003, the noon buying rate for renminbi was US$1.00=RMB8.2772.

The following table sets forth, for the periods indicated, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in renminbi per U.S. dollar:
Period	Average (1)	Noon Buying Rate High	Low
1998	8.2968	8.3180	8.2774
1999	8.2784	8.2800	8.2770
2000	8.2784	8.2799	8.2768
2001	8.2770	8.2786	8.2676
2002	8.2766	8.2800	8.2700
January 2003	8.2774	8.2800	8.2766
February 2003	8.2780	8.2800	8.2768
March 2003	8.2773	8.2775	8.2770
April 2003	8.2771	8.2774	8.2769
May 2003	8.2769	8.2771	8.2768
June 2003 (through June 20)	8.2770	8.2773	8.2768

(1)

Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

Risk Factors

We are subject to various changing competitive, economic, political and social conditions in China as well as factors relating to the alumina and aluminum industry. These changing conditions and factors entail certain risks, which are described below.

  We price our alumina and primary aluminum products by reference to international or domestic market prices, the import cost of alumina, and changes in supply and demand in the domestic market. Each of these factors may fluctuate beyond our control. Historically, the international market prices for alumina and primary aluminum products have been volatile. Any significant declines in international market prices could materially adversely affect our business, financial condition and results of operations because most of our costs are fixed and we may not be able to quickly decrease our costs to compensate for any sudden decreases in prices of alumina and primary aluminum.
  China's accession to the World Trade Organization, or the WTO, is likely to increase competition to us from major international competitors, which generally have lower production costs. According to the protocol on China's entry into the WTO, the tariff rate for alumina was reduced from 18% in 2001 to 12% on January 1, 2002, to 10% on January 1, 2003, and will be lowered to 8% on January 1, 2004, and will remain at 8% thereafter. The import tariff for primary aluminum was also reduced from 9% to 5% on January 1, 2002, and has remained and is expected to remain at 5% thereafter. Increases in foreign competition and the reduction of protections for domestically produced alumina and primary aluminum under China's existing import and tariff regimes may have a material adverse effect on our results of operations.
  Our plans to upgrade and expand our alumina and primary aluminum plants will require capital expenditures of approximately RMB17,615 million (US$2,127.4 million) from 2003 through 2005. See "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan." We may also need further funding for debt servicing, working capital, investments, potential acquisitions and joint ventures and other corporate requirements. We cannot assure you that cash generated by our operations will be sufficient to fund these development plans or that our actual capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arise, we may have to seek external financing to satisfy our capital needs. Our ability to obtain external financing at reasonable costs is subject to a variety of uncertainties. Failure to obtain sufficient external funds for our development plans could adversely affect our business, financial condition and results of operations.
  Our planned expansion, cost reduction and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints. Moreover, these projects may exceed the cost levels originally contemplated. As a consequence of project delays, cost overruns, changes in market circumstances or other reasons, production costs savings and other economic efficiencies intended by these projects may not materialize. Our failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and results of operations.

  We face competition from both domestic and international primary aluminum producers. Our principal competitors in the primary aluminum business are domestic smelters, some of which are expanding their production capacity. The larger of these domestic primary aluminum smelters are supported by PRC governmental industrial policies and generally receive preferential treatments similar to those granted to us. These smelters pose competitive challenges to our primary aluminum operations based on production costs, product quality and price. We also face increasing competition from international primary aluminum suppliers as China continues to open up its aluminum industry to international trade. Intensified competition may result in reductions in our prices or our sales volume and may have a material adverse effect on our financial condition and results of operations. If we are not successful in reducing our costs, we may not be able to increase or even maintain our current share of China's primary aluminum market or continue to achieve profitability.
  Bauxite is the most important raw material for alumina production. We obtain our bauxite from three major sources: our own mines, jointly operated mines and other suppliers (which primarily consist of small independent mines). For information with respect to these three major sources, see "Item 4. Information on the Company - Business Overview - Business Operations - Alumina - Raw Materials - Bauxite." Each of these sourcing methods raises issues of security of supply or cost. If we are unable to obtain a steady supply of high quality bauxite at a competitive price, our results of operations may be adversely affected.
  The smelting of primary aluminum employs an electrolytic reduction process that requires a large continuous supply of electricity. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and the waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities.
  Electricity cost is the principal production cost component of our primary aluminum production. All of our five smelters benefit from various policies that allow them to purchase electricity at reduced prices. However, despite such preferential treatments, our electricity prices are expected to continue to be higher than that of major international primary aluminum producers. If these preferential treatments are cancelled by the PRC government or not renewed upon expiration, or if electricity prices or charges were to increase for any reason, this would increase our unit production cost for primary aluminum and have an adverse effect on our financial condition and results of operations.

  A key goal of our research and development projects has been to develop new methods and processes to refine bauxite with relatively low alumina-to-silica ratios more efficiently. As a result of the potential decline in China's supply of bauxite with high alumina-to-silica ratios, failure to achieve technological improvements or to implement such improvements in commercial applications will impede our efforts to reduce unit production costs and correspondingly harm our efforts to strengthen our competitiveness against major international producers.
  The bauxite reserve data on which we base our production, revenue and expenditure plans are estimates we have developed internally and may be inaccurate. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. If these estimates are inaccurate or indicated tonnages are not recovered, it could have a material adverse effect on our business, financial condition and results of operations.
  Chinalco, a state-owned enterprise, currently owns 44.4% of our issued share capital and is our largest shareholder. Two of our directors, including our chairman, hold senior management positions with Chinalco. Chinalco has also nominated two members of our current three-member committee of supervisors. As a result, Chinalco is likely to have significant influence on our management and policies and the outcome of most corporate actions. The interests of Chinalco may conflict or even compete with our interests and the interests of our public shareholders, and Chinalco may take actions that favor the interests of its subsidiaries and associates over our interests and the interests of our public shareholders. Chinalco (including some of its subsidiaries and associates) provides a range of services to us, including mainly engineering and construction services, social services, land leasing and raw and supplemental material supply. Some of the services Chinalco provides to us, such as educational and medical care services for our employees, would be difficult to obtain from other sources. If Chinalco breaches its agreement to provide such services to us, it could increase our cost of operations.
  Chinalco has substantial financial obligations relating to the businesses, operations and personnel that it retained in the reorganization. While Chinalco generates significant operating revenues and receives government support, we believe it may rely on dividends received from us as a means of funding these obligations. Subject to the relevant provisions of the PRC Company Law and our articles of association, Chinalco may seek to influence our determination of the amount of our dividends, so as to increase them beyond the amount that we would otherwise wish to pay, with a view to satisfying its own cash flow requirements. Any resulting increase in our dividend payout would reduce funds available for reinvestment in our businesses.
  Our alumina and aluminum production operations are subject to environmental protection laws and regulations in China, which impose waste discharge fees, fines or even closure for non-compliant plants. Each of our alumina and primary aluminum production plants has implemented a system to control its emissions and to oversee compliance with PRC environmental regulations. The PRC government, however, has taken steps and may take additional steps, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce current or new regulations in a more rigorous manner, we may be required to make additional environmental expenditures, which could have an adverse impact on our financial condition.

  We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property, environmental damage, increase of operating expenses and loss of revenues. The occurrence of such accidents, and the consequences resulting from them, may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses incurred or payments we may be required to make may have a material adverse effect on our results of operations if such losses or payments are not fully insured.
  We are in the process of implementing an integrated financial and accounting information management and reporting system, a product sales information and decision support system and a comprehensive enterprise resource planning, or ERP, system. We centralized our electronic financial and accounting system in 2002. However, failure to further improve the level of integration of our management information system may decrease the cost savings and efficiencies we had originally expected.
  We lease from Chinalco the land use rights for 453 pieces of land used for our core business operations. Of these pieces of land, Chinalco has proper land use right certificates for 443 pieces of land and holds temporary land entitlement certificates for the remaining ten pieces of land. These ten pieces of land have a total area of approximately 1,480,025 square meters, representing approximately 2.5% of the total area of approximately 58.3 million square meters of land we lease from Chinalco. Chinalco must obtain proper land use right certificates for the ten pieces of land so that we may continue to use the land legally. As of December 31, 2002, Chinalco has still not received these certificates.
  We also lease from Chinalco 100 buildings with an aggregate gross area of approximately 273,637 square meters. Chinalco does not have proper land and building title certificates for 34 of these buildings, which have a total gross area of approximately 124,422 square meters. These buildings are for corporate office and ancillary uses, such as for garage, canteen and dormitory purposes. Our rights as the lessee of the above land use rights and buildings may be adversely affected if the formal title certificates are not obtained. As of December 31, 2002, Chinalco has still not received these certificates.
  We are also subject to a number of risks relating to the PRC, including the following:
_

The central and local PRC governments continue to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and characteristics of the industry by, policies in respect of major project approval, preferential treatment, such as tax incentives, and electricity price, and safety, environmental and quality standards. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

_

Under current PRC regulatory requirements, our capital expenditure projects in excess of RMB50 million require PRC government approval. If any of our important projects required for our growth or cost reduction are not approved, or not approved on a timely basis, our financial condition and results of operations could be adversely affected.

_

Substantially all of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects. The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may have a negative effect on us.

_

We receive substantially all of our revenues in renminbi. A portion of such revenues will be converted into other currencies to meet our foreign currency obligations. We have significant foreign currency needs for debt service and for purchases of technology, equipment and imported alumina. Foreign exchange transactions under our capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. See "Item 10. Additional Information - Exchange Controls" for a more detailed description of the exchange controls in China.

_

Since 1994, the conversion of renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of renminbi to U.S. dollars has generally been stable. Any devaluation of renminbi, however, may adversely affect the value of, and dividends payable on, our H shares and ADSs in foreign currencies since we will receive our revenues and express our profits in renminbi. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

_

The PRC legal system is a system based on written statutes and their interpretation by the Supreme People's Court. Prior court decisions may be cited for reference but have limited value as precedents. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the PRC legal system develops, changes in such laws and regulations, their interpretation or their enforcement may have a material adverse effect on our business operations.

_

We are organized under PRC law and are governed by our articles of association. In addition to our articles of association, the primary sources of our shareholders' rights are the PRC Company Law and the Hong Kong Stock Exchange Listing Rules (the "Listing Rules"), which, among other things, impose certain standards of conduct, fairness and disclosure on our company, our directors and our controlling shareholder. To our knowledge, there has not been any published report of judicial enforcement in the PRC by H share shareholders of their rights under charter documents of joint stock limited companies or the PRC Company

Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock limited companies.
_

The legal framework to which we are subject may be materially different from Hong Kong company law or corporate laws in the United States with respect to, for example, the protection of minority shareholders. In addition, the mechanisms for enforcement of rights under the corporate framework to which we are subject is also relatively undeveloped and untested. In China, shareholders do not have the right to sue the directors, supervisors, officers or other shareholders on behalf of the corporation to enforce a claim against such party or parties, which the corporation has failed to enforce itself.

_

China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries, and therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Our articles of association as well as the Listing Rules provide that most disputes between holders of H shares and us, our directors, supervisors, officers or holders of domestic shares, arising out of our articles of association or the PRC Company Law and related regulations concerning the affairs of our company or with respect to the transfer of our shares are to be resolved through arbitration by arbitration organizations in Hong Kong or China, rather than by a court of law. On June 21, 1999, an arrangement was made between Hong Kong and the PRC for the reciprocal enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. The arrangement was made in accordance with the spirit of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards 1958. Under the arrangement, awards that are made by PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China. So far as we are aware, no action has been brought in China by any shareholder to enforce an arbitral award, and we are uncertain as to the outcome of any action brought in China to enforce an arbitral award made in favor of shareholders.

_

Under current PRC tax laws, regulations and rulings, dividends paid by us to holders of H shares outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals or enterprises upon the sale or other disposition of H shares are currently exempted from PRC income tax. If the exemptions are withdrawn in the future, holders of H shares may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or capital gains tax, which may currently be imposed upon individuals at the rate of 20%.

See also "Item 4. Information on the Company - Business Overview," "Item 5. Operating and Financial Review and Prospects," "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions," "Item 8. Financial Information" and "Item 11. Qualitative and Quantitative Disclosures About Market Risks."

Item 4. Information on the Company

History and Development of the Company

Overview

We are the only producer of alumina and the largest producer of primary aluminum in China, the fastest growing major aluminum market in the world. Alumina and primary aluminum are our principal products. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a widely used metal and the key raw material for aluminum fabrication.

We produced approximately 5.4 million tonnes of alumina products (including alumina, alumina hydrate and alumina chemicals) in 2002, which supplied approximately 59.5% of all alumina products consumed in China in that year, and made us the second largest producer of alumina in the world. Our alumina production has increased rapidly in the past five years, and we expect to continue to capture the growth in China's alumina market through ongoing expansion. From 1997 to 2002, our alumina production grew at a compound annual rate of 13.0%.

Our primary aluminum production of 750,000 tonnes in 2002 accounted for approximately 17.2% of China's domestic primary aluminum production and approximately 18.2% of domestic primary aluminum consumption for 2002. From 1997 to 2002, our primary aluminum production grew at a compound annual rate of 8.1%. Sales of our alumina and primary aluminum products (including aluminum ingots and other primary aluminum products) combined accounted for 97.0% of our total revenues in 2002.

Our key operating assets include four integrated alumina and primary aluminum production plants, two alumina refineries, one primary aluminum smelter and one research institute. Most of our refineries are located in reasonable proximity to abundant bauxite reserves and, as of December 31, 2002, had annual production capacities ranging from 450,000 to 1.35 million tonnes. Our three largest primary aluminum smelters, in the provinces of Guizhou, Qinghai and Guangxi, had annual production capacities ranging from 130,000 to 255,000 tonnes as of December 31, 2002 and were among the five largest smelters in China in terms of production capacity, according to the China Non-ferrous Metals Industry Association.

Background and Restructuring

Since 1998, the PRC government has taken a number of measures to restructure the aluminum industry in an effort to separate the administrative function of the government from the management of non-ferrous metals enterprises. In April 1998, the PRC government's State Council dissolved the China National Non-ferrous Metals Industry Corporation, which regulated China's non-ferrous metals industry and was also responsible for the supervision of most state-owned non-ferrous enterprises. In April 1998, the State Council established the State Non-ferrous Metals Industry Bureau and in August 1999 formed three industrial group companies: China Aluminum Corporation, China Copper, Lead and Zinc Corporation, and China Rare Metals and Rare Earths Corporation.

In July 2000, the State Council disbanded the three industrial group companies. Of the 28 enterprises and institutions engaged in alumina and primary aluminum productions and research previously under its ownership and control, the central government relinquished ownership of a majority of the entities to local governments. The central government continued to own 12 operating entities, including seven alumina and primary aluminum plants, one carbon plant, two metallurgical construction enterprises, one research institute and one design institute, all of which were transferred to Chinalco when it was established in February 2001 as a key state-owned enterprise operating under the direct supervision of the central government. In December 2000, the State Non-ferrous Metals Industry Bureau was abolished by the State Council. The governmental functions previously performed by the State Non-ferrous Metals Industry Bureau were transferred to the State Economic and Trade Commission. The 12 operating entities transferred to Chinalco upon its formation are:

  China Great Wall Aluminum Corporation (in Zhengzhou, Henan Province);
  China Great Wall Aluminum Zhongzhou Aluminum Plant;
  Shandong Aluminum Corporation;
  Shanxi Aluminum Plant;
  Pingguo Aluminum Company;
  Guizhou Aluminum Complex;
  Qinghai Aluminum Co., Ltd.;
  Zhengzhou Light Metals Research Institute;
  Shanxi Carbon Plant;
  No. 6 Metallurgical Construction Company of China Non-ferrous Metals Industry;
  No. 12 Metallurgical Construction Company of China Non-ferrous Metals Industry; and
  Luoyang Engineering and Research Institute for Non-ferrous Metals Processing.

Chinalco was reorganized in anticipation of an initial public offering in December 2001 of Chalco. We were established as a joint stock limited company under PRC laws on September 10, 2001 as part of the reorganization of Chinalco, with Chinalco as our largest shareholder. Our scope of business includes bauxite mining, the production of alumina, primary aluminum and ancillary products, and engineering and construction services. Pursuant to a reorganization agreement effective as of July 1, 2001 among Chinalco, Guangxi Development, Guizhou Development and us and a mining rights transfer agreement between Chinalco and us, substantially all of Chinalco's alumina and primary aluminum operations, operations of the

Research Institute, as well as mining operations and mining rights of eight bauxite mines and other related assets and liabilities were transferred to us upon our formation.

The specific assets and liabilities Chinalco transferred to us included:

  substantially all of the core operating assets and liabilities relating to alumina and primary aluminum production, sales and research of four integrated alumina and primary aluminum production plants, two alumina refineries, one primary aluminum smelter and one research institute, including 71.4% of the equity interest in Shandong Aluminum, a joint stock limited company whose class A ordinary shares are listed on the Shanghai Stock Exchange;
  mining rights in eight bauxite mines and four limestone quarries, together with mining assets related to most of the alumina production plants that have been transferred to us;
  import and export rights for alumina and primary aluminum products;
  contractual rights and obligations relating to the businesses transferred to us; and
  employees associated with the businesses transferred to us.

Chinalco retained all of the social services and part of the ancillary production services and production supplies, as well as various production assets, including one bauxite mine, two limestone quarries, a carbon plant, some cement facilities, and metallurgical design and construction operations. Chinalco's continuing activities include, among other things:

  aluminum fabrication;
  providing social welfare and logistics services, such as health care, public security, education, public transportation;
  providing engineering design, construction and supervisory services;
  providing production supplies and ancillary services, such as bauxite and limestone supply, transportation of our products and general repair and maintenance of our facilities;
  providing guarantees of our currently outstanding debt; and
  leasing land use rights and buildings to us.

Some of Chinalco's retained businesses continue to provide services to us on a contractual basis, such as social services for our employees. In the reorganization agreement, Chinalco, Guangxi Development and Guizhou Development have agreed to indemnify us against certain tax liabilities and other claims. These indemnities include all payments, costs or expenses incurred as a result of resolving related claims. However, there can be no assurance that Chinalco, Guangxi Development and Guizhou Development will have adequate resources to fulfill any indemnification obligations that may arise under the reorganization agreement. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions" for a more detailed discussion of the services provided to us by Chinalco, Guangxi Aluminum Development and Investment Stock Co., Ltd. ("Guangxi Associate") and Guizhou Development.

In consideration for the assets and operations transferred to us (other than assets transferred for cash), we issued 7,673.8 million domestic shares upon our formation to Chinalco, which at that time represented 95.9% of our total issued share capital. Upon our formation, we also issued 196.8 million and 129.4 million domestic shares, or 2.5% and 1.6% of our total issued share capital to Guangxi Development and Guizhou Development, respectively, in consideration for their respective interests in the assets of the Pingguo and Guizhou plants that were transferred to us. All of our three founding shareholders, or promoters, Chinalco, Guangxi Development and Guizhou Development received domestic shares. Domestic shares are ordinary shares in our share capital, which may be subscribed for only by, and traded among, legal and natural persons of the PRC (which does not include residents of Hong Kong, Macau and Taiwan) and must be subscribed for and traded in renminbi.

The reorganization in anticipation of our global public offering, our incorporation and the related transactions was approved by all relevant PRC government authorities, including the State Economic and Trade Commission, the Ministry of Finance and the Ministry of Land and Resources.

Debt-for-Equity Swap

Businesses that were transferred to us in the reorganization had substantial borrowings from PRC state-owned banks. As of December 31, 2000, China Construction Bank, Bank of China and China Development Bank were our largest creditors. Under various debt transfer and assignment agreements, the China Construction Bank and the Bank of China transferred to two asset management companies, China Cinda and China Orient, a portion of these debt obligations.

As support for large state-owned enterprises in key industries, the PRC government approved the conversion of a portion of these borrowings into equity interests in us. As a first step to our debt-for-equity swap, effective December 31, 2000, RMB4,950.1 million of our indebtedness to China Cinda and China Orient (as transferred from China Construction Bank and Bank of China, respectively) and China Development Bank was converted into debt of Chinalco, details of which are set out below:

Creditor	Amount of Debt
RMB
(in millions)
China Cinda	3,509.6
China Orient	749.7
China Development Bank	690.8
Total	4,950.1
===========

On September 29, 2001, Chinalco entered into a debt-for-equity swap agreement with China Cinda, China Orient and China Development Bank, under which the creditors agreed to forgive RMB3,445.2 million of the RMB4,950.1 million debt owed to them and to waive any right to pursue Chinalco for any claims they may have with respect to such debt in consideration of and upon Chinalco transferring to China Development Bank and each of China Cinda and China Orient a certain number of our issued and outstanding shares. The remaining debt of RMB1,504.9 million to China Cinda will remain with Chinalco.

The debt-for-equity swap arrangement was approved by the PRC State Economic and Trade Commission, the Ministry of Finance and the State Council. As a result of the debt-for-equity swap agreement, and with effect from September 29, 2001, Chinalco's shareholding in us was reduced to 60.2%, and correspondingly, China Cinda, China Orient and China Development Bank, received 20.8%, 7.8% and 7.1%, respectively, of our issued and outstanding share capital.

Strategic Investor

We and Alcoa agreed in 2001 to develop a long-term strategic relationship. The key components of this relationship involve an investment in our company, and the formation of a joint venture company by Chalco and Alcoa to own and operate our Pingguo facilities. To establish this strategic relationship, we and Alcoa signed:

  a strategic investor subscription agreement, dated November 5, 2001, or Subscription Agreement, pursuant to which Alcoa agreed to purchase our shares in our initial global share offering in December 2001 at the initial public offering price an amount of shares that would constitute 8.0% of our outstanding share capital immediately following the global offering; and
  a memorandum of understanding, or MOU, dated November 12, 2001, that sets forth the basis on which we would form the Pingguo JV to own and operate the alumina and primary aluminum production facilities at our Pingguo plant, and to jointly undertake a capacity expansion plan at Pingguo.

We believe that the Subscription Agreement and the MOU with Alcoa creates the foundation for a significant, long-term business partnership that will help us achieve our strategic goals of improving cost efficiency and expanding production capacity, while also facilitating the incorporation of management and technical best practices throughout our operations.

The primary components of our strategic relationship with Alcoa are described below.

Investment in Our Company

Under the Subscription Agreement, as long as Alcoa maintains a strategic stake in our shares, it will be entitled to certain key rights as our strategic partner, including:

  the right to appoint one director to our board of directors;
  the right of first refusal to participate in any future projects we may contemplate undertaking with a foreign partner in bauxite mining, alumina refining or primary aluminum smelting in China; and

  the opportunity to establish a second equity joint venture with us in 2005 or 2006 so long as we and Alcoa agree that the initial joint venture company at the Pingguo plant represents a successful beginning to our strategic relationship.

In addition, Alcoa has given us the right of first refusal to participate in any future projects Alcoa may contemplate undertaking with a domestic partner in the PRC in bauxite mining, alumina refining or primary aluminum smelting.

We believe that Alcoa's investment in us, coupled with the rights arising from its equity interest in Chalco, serves to align Alcoa's interests with ours as we seek to build a long-term strategic partnership. We believe that Alcoa's commitment to this relationship is also evidenced by its agreement, subject to exceptions described under "- Joint Venture at Our Pingguo Plant" below, not to sell any of its shareholding in us for a period of at least 30 months following the date of commencement of trading in our H shares on the Hong Kong Stock Exchange. In addition, we have granted Alcoa the preemptive right to maintain a strategic stake in Chalco should we issue additional shares or other equity securities in the future. Should Alcoa wish to sell our H shares or ADSs following the expiration of its lock-up, we have undertaken to register such H shares or ADSs for sale with the U.S. Securities and Exchange Commission (the "SEC").

As part of our initial public offering, Alcoa acquired 840,209,728 H shares.

Joint Venture at Our Pingguo Plant

The MOU sets forth the basis on which Alcoa and we intend to form a limited liability equity joint venture company as equal 50% shareholders at our Pingguo plant for the purpose of mining bauxite, refining alumina and smelting aluminum. The term of the Pingguo JV is proposed to be 50 years.

Each of Alcoa and us will have a 50% ownership interest in the Pingguo JV on the date of its formation. To establish the Pingguo JV, we intend to contribute part of the Pingguo plant's existing assets and working capital as of December 31, 2000 at a value of RMB1,820.9 million (such value excludes cash, debt and the Pingguo plant's capital expenditures for alumina and aluminum expansion projects undertaken between January 1, 2001 and the date of formation). Alcoa will contribute the US dollar equivalent of RMB1,820.9 million in cash to the Pingguo JV. The Pingguo JV will raise additional funds from commercial banks, together with the cash contributed by Alcoa, to purchase from us the remaining part of Pingguo's existing assets and working capital and for alumina and aluminum expansion projects made from January 1, 2001 through the date of the Pingguo JV's formation. In addition, the MOU contains a provision whereby we may receive additional cash consideration from Alcoa on the date four years after its formation contingent on the Pingguo JV exceeding certain realized alumina and aluminum price levels during that four-year period. All capital expenditures incurred following the date of the formation of the Pingguo JV will be shared equally between Alcoa and us.

The board of directors of the Pingguo JV will consist of six directors, of which we will appoint three and Alcoa will appoint the remaining three. The chairman of the board of directors is to be elected from among the directors that we appoint. The vice-chairman is to be elected from among the directors appointed by Alcoa. The day-to-day management of the Pingguo JV will be the responsibility of a general manager nominated by Alcoa and appointed by the board of directors of the Pingguo JV.

Pursuant to the Subscription Agreement, as amended, if the final joint venture agreement for the Pingguo JV is not executed or if the necessary approvals for the formation of the Pingguo JV are not obtained by certain dates, due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obliged to pay US$7.5 million (equivalent to RMB62.1 million) to the other party as compensation and the restrictions on Alcoa's ability to sell our shares will terminate.

Although the final joint venture agreement was not executed by the deadlines set out in the Subscription Agreement, as amended, and the required government approvals for the formation of the Pingguo JV have still not been obtained, we continue to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. We have completed a feasibility study with Alcoa and have submitted the report to the relevant regulatory bodies for approval. On December 17, 2002, we made a joint announcement with Alcoa regarding the revised timetable in formalizing the Pingguo JV. According to this joint announcement, both parties are satisfied with the progress of preparations made during 2002 and expect to finalize the necessary arrangements and obtain government approvals by the second half of 2003. Talks between us and Alcoa regarding the formalization of a joint venture at Pingguo continue this year. While there have been some delays to our timelines, both parties remain confident that the joint venture will be concluded. To date, we have not made a claim against Alcoa, nor have we received a claim from Alcoa for compensatory payment or notice of Alcoa's intent to sell our shares.

Transfer of Management and Technical Best Practices

We believe that our strategic relationship with Alcoa will greatly enhance our plant management and technical standards as well as facilitate our ongoing cost reduction initiatives. Through implementation of Alcoa's managerial and technical expertise at the Pingguo JV, including the Alcoa business system, we aim to further improve the efficiency of our operations at Pingguo and to adopt a managerial framework for decision-making, communication and the improvement of our business practices.

We also plan to implement the best practices and efficiencies we develop at the Pingguo JV at our other production facilities. An important component in transferring the practices we establish at Pingguo to our other facilities will be the enhancement of the managerial and operational skills of management at the Pingguo JV. As our managers acquire additional skills at Pingguo, we intend to strategically place them in positions of responsibility at other plants, so as to diversify and increase the overall skill levels of our staff throughout our company. We also plan to second staff from other plants to the Pingguo JV in order to share experience and expertise. As a result, we believe the benefits of our strategic relationship with Alcoa will not be limited to the Pingguo JV but will, in time, be an integral part of increasing the efficiency of each of our production facilities.

Our Initial Public Offering

In December 2001, we completed our global initial public offering and the listing of our H shares and the related ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The underwriters exercised their overallotment option which closed in January 2002. A total of 2,749,889,968 H shares were sold in the offering, including 409,646,400 in the form of ADSs. Of this amount, 2,499,900,153 H shares were sold by us, and the remainder by our shareholders, Chinalco, China Cinda, China Orient and China Development Bank. Alcoa acquired 8% of our share capital in the global offering. The following table sets forth information regarding ownership of our issued share capital before and after the initial public offering:

	Immediately prior to the Offering		After completion of the Offering
	Number of shares (in millions)	Percent	Number of shares (in millions)	Percent

Chinalco (1)	4,817.0	60.2%	4,656.3	44.4%
China Cinda (1)	1,662.3	20.8%	1,610.3	15.3%
China Orient (1)	621.7	7.8%	602.2	5.7%
China Development Bank (1)	572.8	7.1%	554.9	5.3%
Guangxi Development (1)	196.8	2.5%	196.8	1.8%
Guizhou Development (1)	129.4	1.6%	129.4	1.2%
Alcoa (2)	-	-	840.2	8.0%
Other public shareholders (2)	-	-	1,909.7	18.3%
	------------------	------------------	------------------	------------------
Total:	8,000.0	100.0%	10,499.8	100.0%
	==========	==========	==========	==========

______________________

(1)	Holdings in domestic shares.
(2)	Holdings in H shares or related ADSs.

Business Overview

Business Operations

Principal Products

We manage our operations according to our two principal business segments. Our alumina segment includes the production and sale of our alumina-related products, i.e., alumina, alumina hydrate, alumina chemicals and gallium. Our primary aluminum segment includes the production and sale of our primary aluminum-related products, i.e., primary aluminum (including both ingots and other primary aluminum products) and carbon products. Sales of our alumina and primary aluminum segments accounted for approximately 44.4% and 55.2%, respectively, of our total revenues in 2002. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a key raw material for aluminum fabrication.

Our alumina segment products consist primarily of alumina, which accounted for approximately 94.4% of our total alumina segment output based on total production volume in 2002. Other alumina segment products include alumina hydrate, alumina chemicals and gallium. Alumina hydrate and alumina chemicals are used in the production of chemical, pharmaceutical, ceramic and construction materials. Sales of alumina hydrate, alumina chemicals and gallium are accounted for as alumina segment sales. In the process of refining bauxite into alumina, we also produce small amounts of gallium, which is a related product and a high-value rare metal with special uses in the electronics and telecommunications industries. Our output of gallium in 2002 was approximately 8.6 tonnes, representing the entire output of gallium in China. Due to poor market conditions, we halted our production of gallium in April 2002 and have not resumed production yet. We will only restart production when the market demand for gallium improves.

Our most important primary aluminum product is ingots, which accounted for approximately 88.9% of our total primary aluminum output in 2002. Our standard ingots are 20-kilogram remelt ingots used for general aluminum fabrication primarily for the auto, construction, power and consumer goods industries. Other than ingots, we also produce a small amount of specialty primary aluminum, such as electrical aluminum and aluminum alloys used for special industrial applications. We also operate carbon plants in order to produce carbon products (principally carbon anodes and cathodes) needed in smelting operations. Our carbon plants supply substantially all of the carbon products required for our smelters. Several of them also sell carbon products to smelters outside our company. Currently, aluminum fabrication does not constitute a material part of our business. We are not engaged in aluminum recycling.

Our Current Production Capacity

The following table sets forth the production capacity of alumina and primary aluminum for each of our plants for 2002:

	2002 Production Capacity
Plant	Alumina	Primary Aluminum
	(in thousand tonnes) (1)

Pingguo plant	450.0	130.0
Zhongzhou plant	760.0	_
Qinghai plant	_	255.0
Shanxi plant	1,350.0	_
Guizhou plant	600.0	235.0
Zhengzhou plant	1,200.0	57.0
Shandong plant	770.0	55.0
Research Institute	10.0	17.0
	--------------	--------------
Total	5,140.0	749.0
	========	========

____________________

(1)

Our production capacity takes into account designed capacity and subsequent modifications. Designed capacity is based on various assumptions including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

The following table sets forth, for the periods indicated, information relating to our production volumes of the alumina segment and primary aluminum segment products:

	Year Ended December 31,
Production Volume by Product	2000	2001	2002
	(in thousand tonnes)

Alumina segment
Alumina	4,080.6	4,421.1	5,108.0
Alumina hydrate and alumina chemicals	217.4	275.9	302.0
Gallium(1)	7.3	26.1	8.6
Primary aluminum segment
Primary aluminum(2)	669.8	707.0	751.2
Carbon	462.2	483.4	539.4

__________________

(1)

In single tonne units. Our production of gallium decreased from 2001 to 2002 due to a decrease in demand for gallium. Accordingly, we temporarily halted production of gallium in August 2002 and have not resumed production yet. We will not restart production of gallium until the market demand for gallium improves.

(2)	Including ingots and other primary aluminum products.

Alumina

Refining Process

Alumina is produced from bauxite, an aluminum-bearing ore, by a chemical refining process. The mineral composition of the bauxite used determines the choice of the production process. Most of the bauxite found in China is diasporite bauxite of a special mineralogy, with high alumina content but relatively higher silica content, resulting in low alumina-to-silica ratios. Such bauxite cannot be efficiently refined by the Bayer process unless the alumina-to-silica ratio of the bauxite is raised sufficiently prior to refining. Refining low alumina-to-silica ratio bauxite generally requires the use of either the sintering process or the hybrid Bayer-sintering process that we have developed and improved upon to enable the efficient processing of diasporite bauxite generally found in China.

Sintering Process

To begin the sintering process, ground bauxite is mixed with limestone or lime, soda ash, coal and concentrated liquor and then sintered in a rotary kiln to produce clinker. The clinker then undergoes a digestion process through which an alumina-bearing digestion slurry is produced. This digestion slurry is then settled to separate the sodium aluminate liquor from silica, iron and other impurities. Thereafter, alumina hydrate is extracted from the sodium aluminate-containing liquor through carbonization precipitation and then calcinated to produce commercially pure alumina. This process requires more energy input than the Bayer process and the production cost is therefore higher. It does, however, result in a higher rate of alumina recovery from ore. Over the past decade, we have made extensive improvements and modifications to the sintering process so that it can be used to refine bauxite with a wide range of alumina-to-silica ratios. We have implemented this modified sintering process at several of our facilities. Even with these improvements, our modified sintering process still requires more energy input per tonne of alumina produced than the Bayer process.

Bayer Process

In the Bayer process, caustic soda is used to extract the alumina content from ground bauxite, usually under high temperatures and high pressure, after which the alumina-containing caustic solution is separated from the undissolved residue. The solution is then subjected to seed precipitation to produce alumina hydrate, which is then calcinated into alumina. At present, our Pingguo plant, which obtains its supply of high alumina-to-silica ratio bauxite from its own mines nearby, is our only refinery that uses the Bayer process for all of its alumina production.

Hybrid Bayer-Sintering Process

We have developed a hybrid Bayer-sintering process, which involves the application of the Bayer process and the sintering process in parallel. Bauxite with relatively high alumina-to-silica ratios but not sufficiently high to allow an efficient application of a stand-alone Bayer process is first refined through the Bayer process to extract a portion of the alumina content of the bauxite. The residue from the Bayer process is mixed with bauxite with lower alumina-to-silica ratios and further treated by the sintering process to extract the remaining alumina. By providing appropriate proportions of the Bayer and sintering processes, the ability of the sintering process to treat bauxite of lower alumina-to-silica ratio and the energy efficiency of the Bayer process can be combined to maximize overall refining efficiency. This hybrid process is more energy efficient and less expensive than the sintering process.

Ore-Dressing Bayer Process

Through our ore-dressing process we can reduce the silica content of the bauxite and correspondingly increase the alumina-to-silica ratio sufficiently to allow the Bayer process to be applied. Compared with the hybrid Bayer-sintering process, our ore-dressing process involves the pre-treating of bauxite and the application of a tailored Bayer process that may substantially reduce capital investment costs. It may also reduce energy consumption and production costs and simplify the production process of alumina as a whole. The production cost savings and economic efficiency of this process, however, remains to be evaluated in actual production. We started construction of the ore-dressing Bayer production line at our Zhongzhou plant ahead of schedule in 2002. We expect to complete the plant in 2004. Upon completion, the plant is expected to have an annual production capacity of 300,000 tonnes of alumina. The results of this production line will be used to determine our future plans for the ore-dressing Bayer process.

Production Facilities

Our total annual production capacity for alumina products was approximately 5.14 million tonnes as of December 31, 2002. For 2002, our actual production of alumina products was approximately 5.41 million tonnes. Of the alumina products we produced in 2002, approximately 5.1 million tonnes, or 94.4%, was alumina and approximately 302,000 tonnes, or 5.6%, were alumina hydrate and alumina chemicals. In 2002, we supplied approximately 1.39 million tonnes, or 27.3% of all the alumina we produced, to our own smelters, and sold approximately 3.7 million tonnes, or 72.9% of our total alumina output for that year, to other domestic smelters. All of our other alumina segment products were sold externally, either domestically or exported for chemical, pharmaceutical and other uses.

The following table sets forth the annual production capacity, output of alumina products, the contribution to our total output of alumina products and the alumina production process of each of our alumina refineries and our Research Institute as of December 31, 2002:

	2002 Annual Production Capacity(1)	2002 Alumina Products Production	2002 Utilization Rate(2)	Percentage of Our Total Alumina Output	Production Process
	(in thousand tonnes, except percentages)

Shanxi plant	1,350.0	1,367.0	101.3%	25.3%	Hybrid Bayer-sintering
Zhengzhou plant	1,200.0	1,270.0	105.8%	23.5%	Hybrid Bayer-sintering
Shandong plant	770.0	849.6	110.3%	15.7%	Sintering
Guizhou plant	600.0	655.4	109.2%	12.0%	Hybrid Bayer-sintering
Zhongzhou plant	760.0	805.2	105.9%	14.9%	Sintering
Pingguo plant	450.0	450.7	100.2%	8.3%	Bayer
Research Institute(3)	10.0	12.5	125.0%	0.2%	Bayer
	------------	------------	------------	------------
Total	5,140.0	5,410.4	105.3%	100.0%
	=======	=======	=======	=======

____________________

(1)

Our production capacity takes into account designed capacity and subsequent modifications. Capacity is based on various assumptions, including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

(2)

The capacity utilization rate is determined by dividing the production output of a particular plant by that plant's production capacity. Rates greater than 100% reflect the higher productivity obtained through the use of higher-grade bauxite than originally contemplated in capacity calculations.

(3)

The alumina hydrate and chemical production facilities of our Research Institute are test facilities for research and development purposes. Our Research Institute's alumina products are alumina hydrate and alumina chemicals. These products are sold commercially, and such sales are included in our total revenues.

Raw Materials

Bauxite

Bauxite is the principal raw material for the production of alumina. On average, our refineries consume 1.8 tonnes of bauxite to produce one tonne of alumina. We used approximately 7.62 million tonnes, 8.69 million tonnes and 9.3 million tonnes of bauxite in our alumina production in 2000, 2001 and 2002, respectively. In 2002, bauxite cost represented approximately 14.7% of our per unit alumina production costs.

Supply. The predominant use of bauxite is for alumina production. Although bauxite has other uses, such as making refractory materials, these industries use small amounts of very high alumina-to-silica ratio bauxite and, consequently, generally do not compete for bauxite with alumina producers. The export of bauxite from China is insignificant because of the high transportation costs for bauxite in comparison to its value and the chemical characteristics of bauxite generally found in China. We are the sole alumina producer in China and expect to remain so for the foreseeable future. Therefore, we intend to leverage our dominant market position to obtain bauxite on favorable terms. Except for our Shandong plant, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to save on transportation costs.

We procure our bauxite supply principally from three sources:

  our own bauxite mining operations;
  jointly operated mines; and
  purchases from other suppliers, which include principally small independent mines and, to a lesser extent, mines operated by Chinalco and imports.

We purchase bauxite from a large number of suppliers. We are not dependent on any single supplier or small group of suppliers for our bauxite requirements. The following table sets forth, for the periods indicated, the proportion of our bauxite requirements supplied by our three sources:

	Year Ended December 31,
	2000		2001		2002
	Total Bauxite Supplied	Percentage of Our Total Bauxite Supply	Total Bauxite Supplied	Percentage of Our Total Bauxite Supply	Total Bauxite Supplied	Percentage of Our Total Bauxite Supply
	(in thousand tonnes)		(in thousand tonnes)		(in thousand tonnes)

Our owned mines	1,773.3	23.3%	1,546.7	17.8%	1,643.6	17.6%
Jointly operated mines	623.6	8.2%	1,518.4	17.5%	853.3	9.2%
Other suppliers:	5,223.7	68.5%	5,628.2	64.7%	6,823.1	73.2%
Small independent mines	4,163.4	54.6%	4,803.4	55.3%	5,874.1	63.0%
Chinalco	730.3	9.6%	533.7	6.1%	508.3	5.5%
Imports	330.0	4.3%	291.1	3.3%	440.7	4.7%
	------------	------------	------------	------------	------------	------------
Total	7,620.6	100%	8,693.3	100%	9,320.0	100%
	=======	=======	=======	=======	=======	=======

The following table sets forth information regarding our own mines:

Mine	Location (Province)	2002 Annual Production Capacity	2002 Bauxite Production	2002 Capacity Utilization Rate(1)
	(in thousand tonnes, except capacity utilization rate)

Yangquan	Shanxi	150.0	-	-
Xiaoguan	Henan	300.0	-	-
Luoyang	Henan	1,000.0	-	-
Mianchi	Henan	400.0	-	-
Guizhou No. 1	Guizhou	420.0	83.0	19.8%
Guizhou No. 2	Guizhou	480.0	256.0	52.3%
Xiaoyi	Shanxi	1,200.0	481.0	40.1%
Pingguo	Guangxi	820.0	828.0	101.0%
		---------------	---------------	---------------
Total		4,770.0	1,648.0	34.5%
		=========	=========	=========

___________________

(1)

The capacity utilization rate is determined by dividing the production output of a particular plant by that plant's production capacity. Rates greater than 100% reflect the higher productivity obtained through the use of higher-grade bauxite than originally contemplated in capacity calculations.

Owned Mines. Pursuant to a mining rights transfer agreement between Chinalco and us dated September 10, 2001, we obtained from Chinalco the mining rights relating to eight mines for a consideration of RMB285 million to be paid in four equal installments of RMB71.3 million with two payments in each of 2002 and 2003. As of December 31, 2002, we have paid two installments aggregating RMB142.6 million. We paid another installment of RMB71.3 million in April 2003. These mines supply refineries located in their general proximity. All of these mines are open-pit mines. As of December 31, 2002, these mines had approximately 154.4 million tonnes of aggregate proven and probable bauxite reserves as such terms are defined by the SEC. This amount of bauxite would be sufficient to sustain our mining operations in excess of 30 years assuming an annual mining production rate of 5.0 million tonnes. As none of our mines produce bauxite for sale outside our company, we are assured full access to the bauxite they produce. In 2002, we sourced approximately 17.6% of our bauxite from mines that we own and operate. Although we have stated in the past that we intend to increase the amount of bauxite supplied from our own mines, the cost of bauxite procured from these mines has been higher than the price of bauxite purchased externally from small independent mines in recent years, due primarily to their relatively high fixed costs combined with relatively low production levels. As a result, capacity utilization rates at our own mines were generally low in recent years as a result of the availability of bauxite supplied by small independent mines at relatively lower prices.

Even though the cost of bauxite from small independent mines has been lower in the past than bauxite from our own mines, we intend to rely increasingly on bauxite from our own mines as we expand our alumina production in the next several years because our own mines assure us of a stable supply of bauxite in the long term. To do so cost-effectively, however, we must lower the production costs at these mines. As a result of the reorganization, the production costs at our mines were reduced significantly as Chinalco retained a substantial portion of the personnel who had been employed by these mines as well as the social service functions that were previously provided by these mines. We expect to further reduce our unit production costs by increasing our capacity utilization.

Jointly Operated Mines. We currently jointly operate 16 bauxite mines. Jointly operated mines consist of mines in which we have a long-term contractual interest whereby we supply some combination of funding, equipment, labor or management. Typically, the other parties to such contracts contribute land and/or mining rights and some personnel. Although none of the mining rights to these 16 jointly operated bauxite mines are issued in our name, we are generally able to control the mining operations of our jointly operated mines, including determining the production schedules as well as the amounts and grades of bauxite produced.

Jointly operated mines are typically smaller than our own mines and larger than small independent mines in terms of reserves and production scales. With respect to seven of our 16 jointly operated mines we do not have bauxite reserves information. Our ability to rely on these seven mines as a stable source of supply is affected by the geological and economic uncertainties relating to these mines. Moreover, security of supply from jointly operated mines is contingent upon the extension or renewal of the joint operation arrangements and mining rights upon their expiration. In order to increase the number of supplying mines and maintain the stable supply of bauxite from jointly operated mines, we intend to develop additional jointly operated mines. Accordingly, we view our jointly operated mines, as a group, to be a stable, long-term source of supply, although the particular mines comprising this group are likely to change. We have decreased production volume at these mines such that jointly operated mines supplied 9.2% of our bauxite needs in 2002, down from 17.5% in 2001. We decreased the use of bauxite from our jointly operated mines in 2002 because the cost of bauxite from third party sources was lower than the cost of bauxite from our jointly operated mines.

Twelve of our jointly operated mines occupy land designated for agricultural use in respect of which application must be made by our partners to the relevant land administrative authorities to obtain construction land use right certificates. As of December 31, 2002, our partners still have not received the proper certificates. We intend to take all necessary steps to cause the jointly operated mine partners to obtain the proper land use right certificates as required by PRC laws and regulations as promptly as practicable. We believe that such lack of proper land title certificates would have no material impact on our operations, mainly due to the availability of multiple sources of bauxite supply.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from small independent mines and, to a lesser extent, Chinalco and imports.

  Small Independent Mines. We purchase bauxite from small independent mines directly or through local distributors that procure bauxite from these mines and resell to us. Small independent mines are unaffiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have historically been an important source of bauxite for us. In 2002, we sourced approximately 63% of our bauxite requirements from such mines. Because of their size and flexibility, they can often mine small patches of rich deposits and extract high quality ores at low cost. They can also produce enhanced quality bauxite through manual ore selection or blending. Because of the abundant supply, the high alumina-to-silica ratio and low prices of their bauxite, we have in the past three years increased our procurement from these operators.

However, as these small independent operators use up easily exploitable shallow bauxite resources and begin to extract bauxite either from deeper deposits or under more difficult geological conditions, these operators may pass on their increased costs to us through price increases. In addition, independent mines are generally smaller, and they often have limited reserves and limited capabilities to increase production significantly. They are therefore not generally suitable for large-scale industrial exploitation. Further, their relatively small size can cause them to be adversely affected by factors including technical challenges posed by the prevailing mining conditions, availability of labor, equipment and other resources, as well as regulatory requirements relating to land use, environmental protection and mining safety. For all of these reasons, bauxite supply from these mines is less dependable than the bauxite supply obtainable from our own mining operations and Chinalco.

Despite these concerns, our position as China's principal purchaser of bauxite allows us to exercise considerable influence over these mines and helps to offset some of the risks associated with these purchases. As a result, we expect that these small independent mines will continue to supply an amount of bauxite to us over the next several years consistent with our past purchases. To increase the security of supply from selected small independent mines, we may explore the possibility of converting them into jointly operated mines, or entering into longer-term contracts with them.

  Chinalco. In order to ensure security of supply and stable production, we purchase bauxite from mines owned and operated by Chinalco as well as from mines jointly owned and operated by Chinalco with local parties. We purchase bauxite from Chinalco pursuant to a mineral supply agreement. In 2002, we purchased approximately 5.5% of our bauxite supply from Chinalco. We expect the amount of bauxite we source from Chinalco to decrease over time, both in absolute terms and as a percentage of our total bauxite supply.
  Imports. We imported approximately 440,674 tonnes of gibbsitic bauxite from Indonesia in 2002. We did not cease importing bauxite from Indonesia as originally planned because the prices were still cost-effective even through we had converted the Bayer process line at our Shandong plant into an ore-dressing sintering operation.

Bauxite Procurement. To determine how our bauxite requirement will be allocated among our principal sources each year, we first develop an estimate of our total bauxite needs. We then decide, based on market conditions, production costs and other factors, the amount of bauxite that we wish to source from our own mines. Then we allocate the remaining requirements among the jointly operated mines, small independent mines, Chinalco and imports. Our management or operational control of our own mines and jointly operated mines generally allows us to adjust the procurement levels from these sources during the course of the year if certain factors, such as the market price for or availability of spot purchases of bauxite from small independent mines, change in unexpected ways.

Because of the high reliability of our own mines and our jointly operated mines and the control we have over their operations, we intend to slightly increase the amount of bauxite we source from them in 2003. We expect our purchases from small independent mines in absolute terms to be relatively consistent with our past practice. We do not expect purchases from Chinalco or imports to be material to our overall bauxite supply in the long term.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, as measured by reference to its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. The average alumina-to-silica ratio of the proven and probable reserves of our own mines is 7.2:1. Of these proven and probable bauxite reserves, approximately 42.3% is bauxite with alumina-to-silica ratios of 10:1 or higher.

Reserves and Mining Rights. Most of the eight bauxite mines we currently own and operate are located in close proximity to our alumina refineries. As of December 31, 2002, these mines had approximately 154.4 million tonnes in the aggregate of proven and probable bauxite reserves as such term is defined by the SEC. This amount of bauxite would be sufficient to sustain our mining operations in excess of 30 years assuming an annual mining production rate of 5.0 million tonnes. In addition, the nine jointly operated mines for which we have reserves information had approximately 25.1 million tonnes in the aggregate of proven and probable bauxite reserves. We do not have reserves information regarding the remaining seven jointly operated mines.

As a part of the reorganization, we obtained from Chinalco mining rights with different durations for each of the bauxite mines we own and operate. We have registered these mining rights in our own name and the respective terms of the mining rights permits have been changed to be the shorter of the estimated working life of the mine and 30 years beginning 2001. Where reserves remain after the expiration of the mining rights, the mining rights permits can be extended for additional terms. Extensions of mining rights permits are granted upon application at around the time of the expiration of the current mining rights permits. In addition to mining rights permits, in order to operate these mines, we are required to have land use rights over the land relating to these mines. We lease land use rights relating to all these mines from Chinalco pursuant to a land use rights leasing agreement that we entered into upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as eight years. All of our leases end on the expiry date of the mining rights or the end of the actual mine life, whichever is earlier, for the mines. Both the land use rights and their leases are renewable.

Prices. There is neither governmental regulation of bauxite prices nor an official trading market for bauxite in China. We negotiate and agree on bauxite prices with our suppliers, based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. Because we procure bauxite from three general sources, our total bauxite cost is influenced by the following factors:

  the cost of our own mining operations;
  the terms of our operational arrangements with respect to our jointly operated mines; and
  market conditions relating to purchases from small independent mines.

We believe that the current centralized procurement from small independent mines helps reduce some costs historically associated with purchases from these mines. Before the reorganization, several of our refineries competed with each other to purchase high alumina-to-silica ratio bauxite from Henan Province. Through centralized bauxite procurement we have eliminated inter-plant competition.

Supplemental Materials, Electricity and Fuel

Electricity, coal, alkali (caustic soda or soda ash), heavy oil, limestone and water are the other principal items required for our alumina production. We procure these major input items for our refineries through a centrally coordinated system.

Electricity. Electricity is one of the principal forms of energy used in our refining process. Our sintering process and the hybrid Bayer-sintering process require more electricity than the Bayer method. Accordingly, our level of electricity consumption per tonne of alumina produced, as well as our cost of electricity relative to the overall alumina refining cost, is generally higher than those of other major international producers. Electricity represented approximately 8.6% of our unit alumina production cost in 2002.

Electricity used by our refineries is supplied from two sources: our co-generation power plants and regional power grids. Each refinery has a co-generation facility that produces power in connection with supplying the steam needed in the refining process. The fuel items (including coal and heavy oil) used by the co-generation facilities are purchased from outside sources at market prices. To the extent that power produced by the co-generation facility is insufficient to meet a refinery's total power requirements, the shortfall is supplied by the regional power grid at government-mandated rates pursuant to a power supply agreement. Power prices in China can vary, sometimes substantially, from one region to another, based on power production costs in the region as well as the consuming community's ability to pay. Accordingly, power costs for our various plants differ. Most of our electricity supply agreements are renewable one to three year contracts with regional power grids.

Coal. Large quantities of coal are used as a reducing agent and as fuel to make steam and gas in the alumina refining process. The coal we consumed directly in the alumina refining process in 2002 was approximately 2.3 million tonnes, representing 8.4% of our unit alumina production costs. Additional amounts of coal were used to produce steam and electricity in connection with refining for the same periods.

Alkali. Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. We purchase all of our alkali from outside suppliers. Our refineries require approximately 356,000 tonnes of alkali annually, representing 4.7% of our unit alumina production cost in 2002.

Heavy Oil. Heavy oil is used as fuel in the calcination of aluminum hydroxide to make alumina. Most of our refineries use heavy oil. Our annual consumption of heavy oil is approximately 310,000 tonnes. Heavy oil represented approximately 5.3% of our unit alumina production cost in 2002.

We purchase the heavy oil and alkali we need directly from outside suppliers and secure our supply of coal at an annual sales conference organized by the China Coal Corporation. We normally enter into one-year contracts with suppliers of heavy oil, alkali and coal to fix the purchase amount and leave prices to be determined nearer to the time of delivery. There is no governmental regulation of the prices of heavy oil, alkali or coal. The prices are set at market rates or through negotiations. We have experienced no difficulty in obtaining these materials in sufficient quantity and at an acceptable cost.

Limestone. Limestone is a supplemental material used in alumina refining. Limestone cost represented approximately 3.3% of our unit alumina production costs in 2002. We supply our refineries with limestone produced at our own quarries as well as limestone purchased from nearby quarries.

Water. We need substantial amounts of water for the production of steam and for use in other phases of the alumina refining process. Our refineries require approximately 72.2 million tonnes of water annually, representing 1.6% of our unit alumina production costs in 2002. We source most of our requirements for water from our own wells. We also use nearby reservoirs or rivers. We have obtained five-year renewable water-taking permits from relevant provincial governments for surface or ground water, or both, depending on the water source for each plant. We pay water-taking fees to the local governments at rates approved by the provincial governments.

Deliveries of raw materials and supplemental materials are generally made on monthly basis. We arrange for railway transportation of these raw materials by submitting to local bureaus of the Ministry of Railways our annual and monthly transportation plans. These local bureaus then arrange for appropriate rail transportation to transport such raw materials or fuel to our refineries.

Suppliers

We rely on our suppliers for the supply of raw materials including coal, heavy oil and alkali. The amount of raw materials provided by our five largest suppliers accounted for 4.5% of our total cost of raw materials for 2002. Raw materials provided by our largest supplier accounted for 1.3% of our total cost of raw materials for 2002. All payments to our suppliers are in renminbi.

Sales and Marketing

We sell a portion of the alumina we produce to our own primary aluminum smelters and sell the majority of our alumina output to external customers. In 2002, we used approximately 1.39 million of the approximately 5.13 million tonnes of our alumina output internally, which represented approximately 27.1% of our total alumina production. We sold approximately 3.74 million tonnes to outside smelters, which represented approximately 72.9% of our total alumina production for the same period. We also sold all of our alumina hydrate, alumina chemicals and gallium externally.

Sales

We coordinate sales of alumina at our corporate headquarters. Every October or November we organize a national alumina sales conference with our domestic primary aluminum smelter customers in order to match our supply with their requirements for the next year. Based on our production capacity for the coming year, we first reserve the amount of alumina needed for primary aluminum production by our smelters before we determine the amount available for sale to other primary aluminum smelters. Next, we allocate our alumina to smelters with whom we have long-standing relationships and that have good credit and a good reputation from past dealings with us. If we have alumina remaining to allocate, we then consider other smelters. We expect to continue hosting these annual conferences for the foreseeable future. Approximately 95% of our sales of alumina are made through these annual conferences.

Based on the sales allocations we make at the annual conference, we and our customers ordinarily enter into one-year sales agreements that set forth their total allocation and delivery schedules. At the time of entering into these one-year sales agreements, prices are left open and determined at or near the time of delivery at the then prevailing market price. We apply uniform prices to alumina sales regardless of where the alumina is produced. If a customer does not accept our price near the time of delivery, it may refuse to take delivery despite the one-year agreement. We began selling a portion of our alumina pursuant to long-term sales contracts in 2001. Under these contracts, the sales volume is fixed, and the price is linked to an index of three-month futures price of primary aluminum quoted at the Shanghai Futures Exchange. These contracts are usually for two-year terms. We are examining increasing the number of long-term contracts of alumina in order to better predict our sales volumes.

Customers

We sell our alumina to smelters throughout China. Sales to our five largest external customers accounted for 28.0%, 31.2% and 15.1% of our total external alumina revenues for 2000, 2001 and 2002, respectively. Sales to our largest customer accounted for 7.6%, 9.5% and 4.8% of our total external alumina revenues for the same periods. All of these major customers in the last three years were domestic smelters.

Pricing

We set, and adjust as necessary, uniform prices at which alumina produced by any of our refineries are sold. We made five alumina sales price adjustments in 2002.

In setting and adjusting our prices for alumina, we take into account the cost of importing alumina under the prevailing import tariff rate, market demand and supply and our forecast of short and medium-term market trends. Import costs for this purpose include the following components:

  free-on-board Australia price;
  international shipping costs; and
  prevailing import tariffs of 12% for 2002 and 10% for 2003, value-added tax of 17% and other import related fees.

Payment

We determine the payment method applicable to a specific customer based on such factors as our prior dealings with the customer, its credit record, its current financial position and the prevailing market conditions. For small-scale, new or short-term customers, sales are normally settled upon delivery and no credit period is granted. For large scale or long established customers, the terms offered are cash on delivery or credit terms of usually up to 30 days depending on the customers' financial background, years of relationship and payment history. We may extend the credit period up to one year for large-scale or long established customers, if such customers negotiate with us for an extension of the time for payment after the expiry of the initial 30-day period. Approximately 70% of our customers are large-scale and long-term customers and the remainder are smaller-scale, new or short-term customers. In some cases where a customer fails to pay or to pay in a timely manner, we may reduce our sales to or refuse to deal further with that customer. It is our policy to take legal measures to collect unpaid receivables. All payments by our domestic customers are in renminbi and payments by our overseas customers are in U.S. dollars.

Delivery

Delivery of alumina is made from our refineries by rail or truck. Our sales price is normally exclusive of transportation costs. For long-distance delivery, we have spur lines connecting our plants to the national railway routes. We are responsible for the maintenance of these spur lines. Shipping on the national railway system is at prices fixed by the government.

Alumina Hydrate, Alumina Chemicals and Gallium

Alumina hydrate, alumina chemicals and gallium are intermediate products of or otherwise related to our alumina production. Our production levels for these products are based on market demand for them. We sell all of our alumina hydrate, alumina chemicals and gallium externally, mostly in China but some internationally. These products are mostly sold to customers with established relationships with us.

Prices for our alumina hydrate, alumina chemicals and gallium are set by agreement with our customers. The price for alumina hydrate is usually set at a discount to the then prevailing price for our alumina. The discount reflects the lower production costs of alumina hydrate as an intermediate product to alumina. The price of our alumina chemicals, in view of their specialty applications, is on average higher than the price of our alumina.

Primary Aluminum

Production Process

Alumina is converted into primary aluminum through a smelting process using electrolytic reduction. This electrolytic process takes place in a reduction cell, or "pot," a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into moulds to produce foundry ingots or further refined to form fabricating ingots. Most of the primary aluminum we produce is in the form of ingots.

There are two methods commonly used to produce primary aluminum, the "pre-baked" reduction process and the "self-baking" reduction process. Most modern aluminum production facilities rely on pre-baked reduction. As of December 31, 2002, all of our primary aluminum capacity uses pre-baked anode reduction pot-lines. In the pre-baked reduction process, the anodes are pre-formed in a separate facility where the pollutants can be contained. The cells themselves are enclosed with removable panels, so that the waste gases produced can be extracted using large exhaust fans. These gases are then treated and purified to reduce emissions of dust and fluoride to acceptable levels. Alternatively, smelting can be conducted in a "self-baking" anode, also known as a "Soderberg" reduction pot. In the self-baking reduction process, the carbon anode is consumed as it is hardened and formed in an electrolysis pot. The process is both inefficient in its electricity consumption and pollutive, producing fluoride chemicals and pitch fume. Our self-baking reduction pot-lines at our Shangdong plant were converted into pre-baked reduction pot-lines during 2002.

Production Facilities

We operate five primary aluminum production facilities located in five provinces. Four of these five smelter plants are integrated with alumina refining operations and are self-sufficient with respect to alumina supply. In addition, our Research Institute also operates a test plant that produces primary aluminum in connection with its research and development.

The total production capacity for primary aluminum production of all five of our smelters and our Research Institute is 749,000 tonnes. In 2002, we produced approximately 750,000 tonnes of primary aluminum, representing approximately 17.2% and 18.2% of China's total domestic primary aluminum production and consumption, respectively.

The following table sets forth various information relating to our primary aluminum production facilities as of December 31, 2002:

Plant	Annual Production Capacity(1)	2002 Aluminum Output	2002 Utilization Rate(2)	Percentage of Our Total Aluminum Output	Smelting Equipment
	(in thousand tonnes, except for percentages)

Guizhou plant	235.0	238.0	101.3%	31.7%	160 kA and 186 kA pre-baked
Qinghai plant	255.0	246.0	96.5%	32.7%	160 kA pre-baked
Pingguo plant	130.0	137.4	105.7%	18.3%	160 kA & 320 kA pre-baked
Shandong plant	55.0	56.4	102.5%	7.5%	85 kA pre-baked
Zhengzhou plant	57.0	57.6	101.0%	7.7%	85 kA pre-baked
Research Institute(3)	17.0	15.7	92.4%	2.1%	140 kA and 280 kA pre-baked
	---------------	---------------	---------------	---------------
	749.0	751.1	100.3%	100%
	=========	=========	=========	=========

____________________

(1)	Production capacity takes into account designed capacity, subsequent modifications and down time for ordinary maintenance and repairs.
(2)	The capacity utilization rate is determined by dividing the production output of a particular plant by that plant's production capacity.
(3)

The primary aluminum production facilities of our Research Institute are experimental facilities for research and development purposes. Primary aluminum produced at the smelter is sold commercially, and such sales are included in our total revenues.

Raw Materials and Electricity

To produce one tonne of primary aluminum, we used on average approximately 2.0 tonnes of alumina and 14,500 kWh of electricity in 2002, the two principal ingredients in the smelting process in terms of both volume and cost. Alumina and electricity accounted for approximately 34.4% and 34.7%, respectively, of our unit primary aluminum production costs in 2002. We also require carbon anodes, carbon cathodes and sodium fluoride in the smelting process.

Alumina

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Zhengzhou, Guizhou and Pingguo smelters historically sourced all or substantially all of the alumina they required from their respective integrated refineries. Our Qinghai plant, which has no alumina refining operations on site, has historically obtained alumina from our Shanxi, Zhengzhou, Shandong and Zhongzhou plants. Similarly, our Research Institute, whose alumina test facility produces only alumina hydrate, has obtained alumina from our Zhengzhou plant for its smelting operations. The following table sets forth, for the periods indicated, the amount of alumina consumed by each of our smelters:

	Year Ended December 31,
Plant	2000	2001	2002
	(in thousand tonnes)
Guizhou plant	463.1	465.2	465.0
Qinghai plant	407.5	403.9	479.4
Pingguo plant	246.2	258.7	265.8
Shandong plant	107.8	107.3	107.9
Zhengzhou plant	64.9	108.0	112.4
Research Institute	17.0	22.3	30.9
	---------------	---------------	---------------
Total	1,306.5	1,365.4	1,461.4
	=========	=========	=========

Electricity

Smelting primary aluminum requires a substantial, continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations.

We rely on electricity from the power grids for our smelter operations, although electricity generated by our co-generation facilities, to the extent not used in our alumina production, may also be used at the related smelter plants.

We purchase electricity from regional power grids. Most of our power supply contracts are one to three year renewable contracts. Prices for electricity supplied by the power grids under such power supply contracts are set by the government based on the power generation cost in the region and the consumers' ability to pay. Industrial users within each region are generally subject to a common electricity tariff schedule, but rates vary, sometimes substantially, across regions. Each regional power grid serves a region comprised of several provinces. The regional power grids generally rely on multiple power sources to generate electricity, with coal and hydro power being the two most common sources. We believe that the different types of power sources do not imply different degrees of reliability of supply, and that our power supply from the grids is generally not reliant upon any particular generation facility supplying the grid.

Electricity purchased from different power grids is subject to different tariff levels. Our smelters' average electricity cost (excluding value-added tax) was RMB0.236/kWh. Our electricity costs per tonne of primary aluminum for 2002 represented 34.7% of our unit primary aluminum production costs for those periods. A major challenge to our strategy of enhancing the competitiveness of our primary aluminum operations is the high price of electricity in China. The following table provides information regarding the electricity used in the smelting operations at our aluminum production facilities and the sources of this electricity during 2002.

				Energy Source
Plant	Co-generation	Power Grid	Total	Co-generation	Power Grid(1)	Price Reduction(2)
		(in thousand kWh)				(percentage)
Pingguo plant	55,740	1,987,670	2,043,410	Coal	Hydro	10.5%
Guizhou plant	_	3,503,090	3,503,090	_	Hydro	6.7%
Shanxi plant	_	_	_	_	Coal	_
Shangdong plant	_	888,210	888,210	_	Coal	32.4%
Zhengzhou plant	_	884,970	884,970	_	Coal	14.2%
Zhongzhou plant	_	_	_	_	Coal	_
Qinghai plant	_	3,718,300	3,718,300	_	Hydro	5.7%
Research Institute	_	26,116	26,116	_	Coal	_
Total	55,740	11,008,356	11,064,096	_	_	_
	======	======	======	======	======	======

___________________

(1)	The designation of coal or hydro in the above table reflects our understanding of the predominant manner of power generation for the respective grids.
(2)

The preferential electricity tariffs and urban public utilities surcharge exemptions described below caused electricity prices at our various smelter plants to be reduced by these percentages. Our Shanxi and Zhongzhou plants do not produce primary aluminum, and our Research Institute is not considered a major primary aluminum production facility. Accordingly, these three facilities do not enjoy the preferential electricity pricing policies granted by the PRC government to major smelters.

The PRC government has granted preferential electricity tariffs to all of our primary aluminum production plants. These plants, along with eight other large domestic primary aluminum plants, were granted reductions in electricity tariffs for an indefinite period of time, starting from June 1, 1999. These tariff reductions will also apply to any future upgrades or expansions that may occur at any of our primary aluminum production plants as a result of our proposed capital expenditure plans. In addition, our smelters enjoyed a three-year exemption from paying urban public utilities surcharges levied by various localities, which expired at the end of May 2002. However, we are still entitled to the exemptions until we receive further notice from local authorities.

Datang Power Alliance and Other Electricity Joint Ventures. On November 9, 2001, we entered into a memorandum of understanding with Datang Power to form a strategic alliance for long-term electricity supply. However, the strategic alliance with Datang Power did not proceed as intended because our board of directors determined that it was more cost-effective to co-generate electricity by way of a joint-venture with a power company rather than simply purchasing power from Datang Power. Instead, we entered into a joint venture contract with Shanxi Zhangze Electricity Company Limited ("Shanxi Zhangze") on December 18, 2002 to establish a joint venture company, Shanxi-Jinze Aluminum & Power Ltd. Co., which would undertake the construction of a new facility to produce primary aluminum and carbon anodes. The joint venture company has since been renamed and registered on March 30, 2003 as the Shanxi Huaze Aluminum & Power Co. Ltd. The projected annual production capacity of the facility is 280,000 tonnes of primary aluminum and 160,000 tonnes of carbon anodes. The new facility would include a captive power plant with two 300 MW coal-fired generators. The total investment is projected to be RMB5,860 million, of which we would contribute RMB900 million for a 60% equity interest and Shanxi Zhangze would contribute RMB600 million for a 40%

equity interest. The total investment amount above the RMB1,500 million in capital contributed by the joint venture parties will be financed from external sources, including possibly debt guaranteed by Shanxi Zhangze and us in proportion to our equity interests. The term of the joint venture is 30 years from March 30, 2003. We expect to commence construction of the smelter and power plant by the end of 2003 and complete the project by the end of 2005.

Carbon Products

Carbon anodes and cathodes are key elements of the smelting process. For 2002, carbon anodes combined represented 12.7% of our unit primary aluminum production costs for those periods. Each of our smelters is paired with a carbon plant to produce principally carbon anodes, and otherwise satisfy the smelter's needs for basic carbon products. The carbon plant at our Guizhou plant is our only carbon cathode production facility. It supplies all of our smelters with the carbon cathodes they require, and sells any excess domestically to outside smelters. Several of our other carbon plants also sell externally the carbon anodes not used by our smelters.

Suppliers

We rely on our suppliers for the supply of raw materials including flourides, and other raw materials. The amount of raw materials provided by our five largest suppliers accounted for 2.79% of our total cost of raw materials for 2002. Raw materials provided by our largest supplier accounted for 1.26% of our total cost of raw materials for 2002. All payments to our suppliers are in renminbi and payments to our overseas suppliers are in U.S. dollars.

Sales and Marketing

Substantially all of our primary aluminum products are sold to third parties. In 2002, we sold 760,000 tonnes, or 101.3% of the primary aluminum products that we produced. In 2002, we sold domestically approximately 732,074 tonnes of primary aluminum, or 96.3% of our total primary aluminum sales, and approximately 27,926 tonnes, or 3.7%, overseas. As part of our primary aluminum segment, we derive revenues from domestic and international sales of carbon, constituting approximately 3.9% of our revenues of the primary aluminum segment in 2002.

Sales

We sell our primary aluminum through two channels:

  Contract sales. Most of our primary aluminum sales are made by contract directly with our established customers. These may be long-term or short-term contracts, and deliveries may be made by a smelter plant directly or through a branch office.
  Sales on the Shanghai Futures Exchange. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the Shanghai Futures Exchange through futures contracts of one to six month terms to hedge against a potential decline in primary aluminum prices.

We enter into sales contracts in accordance with uniform pricing guidelines we establish for all our primary aluminum products. We hold annual regional primary aluminum sales conferences in November or December of each year to coordinate the production and sales for the following year. We have consolidated the branch offices and distribution networks in 12 provinces originally established by our smelter plants into five to six regional offices in strategically selected cities which serve our sales and distribution needs country-wide. We centrally control our product futures sales on the Shanghai Futures Exchange, and are improving our risk management with respect to futures sales. To help stabilize our sales, we plan to increase the use of long-term supply contracts.

Although we regard China as a single geographical market, to improve the efficiency of our distribution, we divide our China market into several regions. Set forth below is a list of the major regional markets for our primary aluminum products ranked in terms of the volume of primary aluminum sold in 2002:

  southern China;
  eastern China;
  southwestern China;
  the Beijing-Tianjin-Tangshan area;
  northeastern China; and
  northwestern China.

In general, we designate a focus or target region for each of our smelters based on geographical proximity. For example, our Pingguo plant is designated to supply customers primarily in southern China. Additional demand in that region is to be supplied by our Guizhou, Qinghai and Zhengzhou plants. Similarly, eastern China customers are primarily supplied with primary aluminum produced at our Shandong and Zhengzhou plants.

Customers

Apart from a small amount of exports, we sell all of our primary aluminum products to domestic customers. Currently, there are approximately 550 aluminum fabrication facilities in China with annual revenues exceeding RMB5 million that have a combined annual production capacity of approximately 3.5 million tonnes. The Chinese market is our core market for primary aluminum, and we expect it to remain so for the foreseeable future.

Domestic customers of our primary aluminum products principally consist of:

  domestic aluminum fabricators which use our primary aluminum as raw material for further processing; and
  aluminum distributors, which resell our primary aluminum products to domestic aluminum fabricators or other purchasers.

Our five largest customers combined accounted for approximately 14.4%, 21.4% and 13.0% of our total primary aluminum revenues for 2000, 2001 and 2002, respectively. Our largest customer accounted for approximately 3.3%, 8.7% and 3.1% of our total primary aluminum revenues during the same periods. All of these customers are fabricators located in China's economically developed southern and eastern regions.

Exports represented 3.7% of our total primary aluminum sales volume in 2002. Our export operations consist of ordinary sales of our products to international customers and sales overseas of primary aluminum from our processing or tolling business. For our processing or tolling business, we are permitted to import alumina at a zero tariff provided that all such alumina is processed into primary aluminum and sold internationally. All exports of our primary aluminum, whether as ordinary sales or as part of our processing or tolling business, are sold at negotiated prices.

Pricing

We establish pricing guidelines for domestic sales of our own primary aluminum products, taking into account three main factors:

  the primary aluminum spot prices on the Shanghai Futures Exchange;
  our production costs and profit margins; and
  market supply and demand dynamics.

The primary aluminum prices quoted on the Shanghai Futures Exchange are closely linked to the London Metals Exchange ("LME") prices. Except for extraordinary circumstances that may decrease or increase prices, the difference between the prices on the two exchanges generally reflects the current 5% import tariff for primary aluminum, the 17% value-added tax, international transportation costs and other cost components in relation to primary aluminum imports into China.

As part of our integration and centralization efforts, we set minimum prices with respect to each region in China into which our primary aluminum is sold. These minimum prices are expressed by reference to the Shanghai Futures Exchange spot price for primary aluminum, not including transportation. The minimum prices may differ from region to region, but all of our primary aluminum sold into a region, regardless of the plant or warehouse from which it originates or is shipped, is sold at or above the minimum price applicable to that region. Our smelter plants filling particular orders are principally involved in discussions with the customer as to the pricing and delivery arrangements for specific transactions. They are required to comply with the minimum pricing guidelines unless prior approval from headquarters has been obtained. The customer pays for transportation in addition to the sales price. In general, we supply each region with products from our nearest smelters and, as a result, transportation costs from different smelters should be relatively similar.

Payment

We determine the payment method applicable to a specific customer based on such factors as our prior dealings with that customer, its credit record, its current financial position and the prevailing market conditions. For small-scale, new or short-term customers, sales are normally settled upon delivery and no credit period is granted. For large-scale or long established customers, the terms offered are cash on delivery or credit terms of usually up to 30 days depending on the customers' financial background, length of our relationship and payment history. We may extend the credit period for large-scale or long established customers up to one year, if such customers negotiate with us for an extension of the time for payment after the initial 30 day period. Approximately 70% of our customers are large-scale and long-term customers and the remaining 30% are smaller-scale, new or short-term customers. Depending on the circumstances, we may also require full payment before we ship. All payments by our domestic customers are in renminbi, while all payments by our overseas customers are in U.S. dollars.

Delivery

Our primary aluminum products are transported to our customers mostly by rail. In view of the often substantial distances that separate our smelter plants from southern and eastern China where most of the aluminum fabrication plants are concentrated, we operate branch offices (often with warehousing capacity leased from third parties) in major cities in eastern and southern China to facilitate deliveries and coordination.

Our Facilities

Our core facilities include seven production plants and our Research Institute. Set forth below is a plant-by-plant description of our facilities. Our production operations are organized and managed along segments. For an explanation of the technologies or production methods referred to in this description, see "- Business Overview - Business Operations - Alumina - Refining Process" and " - Primary Aluminum - Production Process."

Pingguo Plant

The Pingguo plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite resources. The Pingguo plant is our newest alumina and primary aluminum plant, and is equipped with imported facilities and technology. It is one of the most technologically advanced alumina and primary aluminum plants in China. It is also among the five largest smelters in China in terms of production volume. We are in negotiations with Alcoa to form a joint venture at the Pingguo plant for bauxite mining, alumina refining and primary aluminum smelting. For further information, see "Item 4. Information on the Company - Strategic Investor - Joint Venture at Our Pingguo Plant."

Our Pingguo plant is situated within 17 kilometers of our own mines that contain large, easily exploitable high alumina-to-silica ratio bauxite reserves. The Pingguo plant is our only refinery that uses the Bayer method exclusively. With imported European technology and production equipment, our Pingguo refinery features a high level of automation and energy efficiency. Since its inception, we have increased the Pingguo plant's original design capacity by removing production bottlenecks. Through other technological innovations, the Pingguo plant is able to minimize waste water discharges related to its alumina refinery. Most of its alumina output is used in the primary aluminum smelter at Pingguo and the remainder sold to external smelters in the Guangxi Zhuang Autonomous Region.

The Pingguo plant also uses advanced 160 kA and 320 kA pre-baked reduction pot-lines, which we developed, for its primary aluminum production. The aluminum ingots it produces are sold primarily in southern China.

Guizhou Plant

Our primary aluminum production facilities in Guizhou Province commenced operations in 1966 and have undergone numerous upgrades in technology since its establishment. With an annual production capacity of 235,000 tonnes, the Guizhou plant is China's second largest primary aluminum plant in terms of production volume. Its primary aluminum facilities consist of three large-scale pre-baked reduction pot-lines, ranging from 160 kA to 186 kA. As a result of technological innovations and overhauls since its inception, our Guizhou smelter plant is among the most technologically advanced smelters in China. Its primary aluminum products are sold primarily in southwestern China.

The Guizhou plant also contains a modern carbon production facility. In addition to producing carbon anodes, it is the only facility we operate that produces carbon cathodes. As such, it supplies all of the carbon cathodes required by our six plants and our Research Institute. Its carbon cathodes are also sold externally throughout China.

Our Guizhou alumina refinery commenced operations in 1978 and is as advanced as any facility of its kind in China, as many of its key technologies and equipment are imported. It uses the hybrid Bayer-sintering process for its alumina production and relies on our own mines and outside suppliers for bauxite supply. Bauxite from our own nearby mines is shipped to the refinery by cablecars and train. The plant's alumina output is mostly used in the primary aluminum production at the same plant and the remainder sold to external smelters in Guizhou Province.

Zhengzhou Plant

Our Zhengzhou plant is located in Zhengzhou, Henan Province, a province rich in bauxite resources. Its alumina and primary aluminum production commenced operations in 1966 and 1967, respectively. The Zhengzhou plant was the first refinery in China to develop the hybrid Bayer-sintering process. Since its inception, its production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through local market purchases. It retains part of its alumina output for its primary aluminum production, and sells the remainder to our other smelters and external customers.

We recently upgraded a portion of the primary aluminum facilities at this plant, which now utilizes 85 kA pre-baked reduction pot-lines. Its products are sold primarily to eastern China and the areas near Beijing. Its carbon plant produces consistently high quality carbon products for external sale in Henan Province as well as for export, after meeting the needs of our various smelting operations.

Shandong Plant

The Shandong plant commenced operations in 1954 and has both alumina and primary aluminum production capacity. Its refinery was China's first production facility for alumina. Both the refinery and smelter are owned and operated by Shandong Aluminum, a joint stock limited company whose class A ordinary shares have been publicly offered to investors in the PRC and are listed on the Shanghai Stock Exchange. We currently hold a 71.4% equity interest in this listed company.

The plant produces the majority of its alumina through the sintering process, but has a small production line to produce alumina through the Bayer process using imported bauxite. During 2002, the Bayer production line was converted into an ore-dressing sintering operation. The Shandong plant purchases the majority of its bauxite requirements from small independent mines in Henan and Shanxi Provinces. The refinery supplies all of the alumina needs for the plant's primary aluminum production.

In addition to alumina, the refinery also produces substantial amounts of alumina chemicals and gallium. It is the largest and most technologically advanced alumina chemicals production facility, and produces the most varieties of these products, in China. Alumina chemicals produced by our Shandong plant are used in the jewelry, ceramics and other industries. Its alumina chemicals products are sold both domestically and internationally.

Our Shandong plant's primary aluminum operations have undergone technological and equipment upgrades, with the majority of its original equipment having been replaced by more advanced equipment. During 2002, all self-baking reduction pot-lines were converted into 85 kA pre-baked pot-lines.

Qinghai Plant

Located in Qinghai Province, our Qinghai plant is a stand-alone primary aluminum production facility and is also China's largest smelter by production volume. This plant commenced operations in 1987 and, together with our Pingguo and Guizhou plants, stands at the technological forefront of primary aluminum smelters in China. It operates automated 160 kA pre-baked anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province resulting from substantial hydroelectric power stations in the region. Historically, the plant has relied on our Shanxi, Shandong, Zhengzhou and Zhongzhou plants for its alumina supply, as well as imported alumina. Because of its relatively remote location, the plant incurs higher transportation costs for both raw materials and its primary aluminum products. It sells its products in southwestern and southern China.

In November 2001, we acquired all of the outstanding shares of the Haixing plant, an unfinished primary aluminum production facility in close proximity to our Qinghai plant. The facility was completed in 2002 and has an annual production capacity of 55,000 tonnes. The land upon which the Haixing facility is located has been leased to us by local authorities. The total investment for Haixing, including both our acquisition price and the capital expenditure needed to complete construction, was approximately RMB560 million. Haixing and our Qinghai plant are comparable in terms of production equipment and production process and we integrated Haixing's operations with those of our Qinghai plant in 2002.

Shanxi Plant

This plant commenced operations in 1987 and is located in Shanxi Province, a province with the largest bauxite deposits in China. Our Shanxi plant is a stand-alone alumina plant and is currently China's largest alumina plant in terms of production volume.

The Shanxi plant's production facilities are primarily imported and are technologically advanced compared with other domestic alumina refineries. In addition, we completed the technological upgrades to a portion of our facilities in June 2002. We spent RMB161.5 million for the upgrades, RMB35.9 million less than we had originally planned. The plant relies on bauxite from our own mines as well as outside purchases principally from Henan Province. In close proximity to large coal mines and substantial water resources, the plant currently has the largest power cogeneration capacity of all of our alumina plants. It has historically sold its output to northern, northeastern and northwestern China.

Zhongzhou Plant

Situated in Henan Province, our Zhongzhou plant is a stand-alone alumina plant, located near bauxite, coal and water supplies. The plant commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, including improved sintering technology. It sources bauxite in Henan and Shanxi Provinces. The plant's alumina and other alumina products are sold mainly within Henan Province and it is also a supplier of alumina to our Qinghai plant.

The rotary kilns we installed in 2002 to improve capacity utilization and energy efficiency came into operation ahead of schedule and are working at full capacity. The 300,000 tonne "ore-dressing" Bayer second series project is progressing ahead of schedule and is expected to be completed by the end of 2004.

Research Institute

Established in August 1965 and located in Zhengzhou, Henan Province, the Research Institute specializes in aluminum-related research and development. It is the only research institute in China dedicated to light metals research, and has played a key role in bringing about technological innovations in China's aluminum industry. The Research Institute is central to our research and development efforts. The Research Institute operates test facilities, which produce alumina hydrate, alumina chemicals and primary aluminum. It also provides research and development services to third parties on a contractual basis.

Integration and Centralized Management

Prior to our reorganization, our alumina and primary aluminum production, sales, and related research and development were conducted and managed on a facility basis. Each plant and the Research Institute operated independently. Since the reorganization in anticipation of our initial public offering in 2001, we have transitioned from facility-based operations and management to a centralized management system organized around our two principal business segments: the alumina segment and the primary aluminum segment. As part of this system, managers are evaluated based on the performance of the relevant segment in which they operate.

We have centralized the following aspects of our operations and management:

  Cash flow and budgeting. We implemented a centralized cash management plan by establishing a revenue account and an expenditure account at each of our plants and the Research Institute. We monitor all inflows and outflows of funds into and out of the plants and the Research Institute through the relevant accounts. The plants and the Research Institute submit weekly reports to headquarters on activities in these accounts. We have established uniform guidelines and authority limits with respect to funds management and expenditures at the plant level. We currently manage the cash flows of our entire company in a centralized and budget-based manner.
  Capital expenditures and business planning. We make capital expenditure decisions for items such as production capacity expansions and capital improvements at our corporate headquarters based on business and strategic planning for our company as a whole. We have implemented standard guidelines and authority limits for funds management and expenditures. In addition, we devise and implement company-wide production plans each year as well as related plans for procurement, sales and inventory management.
  Management information system. We have implemented a management information system across our company that integrates interaction between our various plants, the Research Institute and our headquarters. Each plant and our Research Institute has its own electronic platforms for its sales and financial reporting and accounting information, which enables them to share financial information electronically with our corporate headquarters. Our management information system facilitates integrated financial management.
  Enterprise resource planning system. We have developed a comprehensive enterprise resource planning system. This system covers our key management functions including sales management, production planning and monitoring, procurement and inventory management, quality control, financial management, personnel resource management and systems management.
  Sales and marketing. We set uniform prices for our alumina sales. Moreover, our alumina sales are centralized through our annual sales conferences where we match up production at our six refineries with customer demand throughout China. For primary aluminum, we centrally set minimum prices for each region in which our primary aluminum is sold. We hold annual sales conferences to coordinate the sales of primary aluminum produced by our various smelters. By centralizing our product sales, we have eliminated competition among our various plants. We conduct all of our export activities in a centralized fashion. All of our futures trading and product sales on the Shanghai Futures Exchange are also conducted pursuant to centrally established policies. This enables our corporate headquarters to impose centralized risk management. Also, we have consolidated the branch office networks established by our plants to eliminate duplication and correspondingly reduce sales costs. In addition, in the fourth quarter of 2002 we established direct sales branches in Shanghai, Foshan City, Guangdong and Chongqing to direct the centralized sales of our primary aluminum and chemical alumina. These direct sales offices have played an important role in establishing uniform prices for our primary aluminum ingots, improved our after-sales service and enhanced our influence in the marketplace. We intend to establish similar direct sales offices in northern China and to expand our sales network.
  Procurement. We centrally procure materials and other inputs needed by our refineries and smelters. Our corporate headquarters plans for bauxite procurement based on our overall alumina production needs. Through centralized bauxite procurement and allocation, we have eliminated competition for bauxite among our refineries. To gain a volume price advantage, we procure centrally coal, heavy oil and other items that our refineries and smelter require in large quantities. We also centralize all of our import activities including alumina imports as well as equipment and technology imports.
  Research and development. We centrally manage our research and development principally through our Research Institute but also involving research staff located at various plants. Research projects are selected centrally and pursued in a coordinated fashion to reduce duplication. Research results are shared among all of our production facilities.

Competition

Alumina

As the sole producer of alumina in China and the dominant supplier of alumina to the Chinese market, we currently encounter no competition from domestic producers of alumina and no significant competition from domestic producers of other alumina products. We believe that we will not face significant competition from domestic alumina producers for the following reasons:

  the PRC government has set minimum annual capacity thresholds of 300,000-500,000 tonnes (depending on the production method employed) for the establishment of new alumina plants in China, which necessitates a considerable greenfield investment to enter into the Chinese alumina production market;
  a new producer would need access to a substantial and stable supply of bauxite; and

  we are experienced in alumina production and our production technologies are specifically adapted to the special composition of bauxite in China.

The rapid growth of the aluminum industry has caused demand to exceed supply for alumina in China. The domestic supply shortfall has been filled by imports. Our alumina faces competition in the PRC market from imports principally by the major international aluminum companies. This competition intensified in 2002 as a result of declining international prices for alumina. In 2002, approximately 4.57 million tonnes of alumina was imported into China, a 36% increase over the total amounts of imports in 2001. The following table sets forth information relating to the supply and consumption of alumina in China, for the periods indicated, and our share of this market:

	Year Ended December 31,
	2000	2001	2002
	(in thousand tonnes, except for percentages)

Total national consumption	6,100	7,220	9,100
Our alumina products production	4,298	4,697	5,410
Our alumina production as a percentage of estimated national consumption	70.5%	65.0%	59.4%
Total imports	1,882	3,350	4,570
Imports as a percentage of estimated national consumption	30.9%	46.4%	50.2%

____________________

Sources: Consumption and production data from our own records; import data from Brook Hunt, Aluminum Metal Service, January 2003.

We have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in close proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. Our competitive advantages may be reduced if international suppliers of alumina can offer alumina in China at prices below ours. The decrease in global alumina spot prices in 2002 and increased imports into China contributed to substantial downward pressure on our alumina prices this year. After China's accession to the World Trade Organization on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced.

The standard tariff on imports of alumina into China has been reduced from 18% as of December 31, 2001 to 12%, as of January 1, 2002 and to its current level of 10% as of January 1, 2003 following China's accession to the World Trade Organization. Until China's entry to the WTO, the State Council granted an annual quota to each of China National Minerals and Metals Import and Export Corporation and us to import an amount of alumina equal to the anticipated domestic supply shortfall for the specific year at a reduced tariff rate of 8%. This import quota system was abolished by the State Council effective January 1, 2002.

Primary Aluminum

Domestic Competition

Over 90% of our primary aluminum revenues are derived from sales in China. Our competition includes other domestic smelters and international producers that sell primary aluminum into China.

The following table sets forth, for the periods indicated, information relating to the supply and consumption of primary aluminum in China and our share of this market:

	Year Ended December 31,
	2000	2001	2002
	(in thousand tonnes, except percentages)

Total estimated national consumption(1)	3,215.0	3,600.0	4,110.0
Total national production(1)	2,826.0	3,430.0	4,360.0
Our primary aluminum production(2)	669.8	710.0	750.0
Our primary aluminum production as a percentage of national consumption	20.8%	19.7%	18.2%
Our primary aluminum production as a percentage of national production	23.7%	20.6%	17.2%
Our primary aluminum sales volume(2)	632.8	705.6	760.0
Total primary aluminum imports(3)	614.8	226.0	582.0
Imports as a percentage of total national consumption	19.1%	6.3%	14.2%
Total exports(3)	81.9	46.1	788.0

___________________

Sources:
(1)	Brook Hunt, Aluminum Metal Service, January 2003.
(2)	Includes ingots and other primary aluminum products; data from our own records.
(3)	Data from PRC Customs.

There are over 130 primary aluminum smelting companies operating in China, all of which sell all or substantially all of their products in China. We are the largest primary aluminum producer in China and our Guizhou, Qinghai and Pingguo plants operate three of the five largest smelters in China. Together our smelters accounted for 17.2% of the domestic primary aluminum production for 2002. The ten largest aluminum smelters combined (excluding our smelters) accounted for approximately 28.8% of the domestic primary aluminum output for 2002. Fewer than 24 smelters in China have annual production capacities of 50,000 tonnes or more and only eight smelters in China (including Chalco) have annual production capacities of 100,000 tonnes or more. The remaining smelters are smaller, and many use older, more pollutive and less efficient technologies and have higher per unit production costs. It is the PRC government's industrial policy to consolidate the Chinese aluminum industry into one consisting of larger, less pollutive and more efficient producers. Accordingly, the larger smelters are being granted favorable treatment, including priority in the allocation of raw materials and electricity supplies and prices. These preferential treatments, especially discounts in electricity prices, represent the strongest competitive advantage large domestic smelters have over small domestic smelters.

We face competition from other large domestic smelters. We believe, however, we have several advantages over such competitors, including:

  Scale of production. With five primary aluminum facilities, we can achieve economies of scale. In addition, our scale of production enables us to achieve high production volumes in order to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.
  Technology. We believe we employ more sophisticated and efficient technology than most of our domestic competitors. Our Pingguo, Guizhou and Qinghai plants are among the most technologically advanced smelting facilities in China. In addition, our technological support and research and development capabilities are superior to other domestic smelters.
  Vertical integration. As the only integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our four integrated plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure our smelting operations of a stable supply of alumina.
  Quality. The quality of our primary aluminum compares more favorably with the primary aluminum produced by most of our domestic competitors. The primary aluminum produced by four of our five smelters has satisfied the quality standards of the LME and we are registered for trading on the LME.

International Competition

The current tariff rate for primary aluminum imports is 5%. Imports of primary aluminum have been used mostly to fill the domestic supply shortfall. China had a net import of approximately 206,000 tonnes of primary aluminum in 2002, constituting approximately 5.0% of the total amount of primary aluminum consumed in China during that period. With the new tariff rate in place, competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large, efficient international companies, which generally have lower production costs than us. However, other PRC governmental policies directed at fostering the growth of the domestic aluminum industry are likely to be retained after China enters the WTO, such as tax benefits, preferential electricity tariffs, and subsidies for research and development. Accordingly, we expect that domestic supply will most likely be able to meet domestic demand in the next few years.

Regulatory Overview

Producers of alumina and primary aluminum are subject to national industrial policies and relevant laws and regulations in areas of environmental protection, import and export, land use, foreign investment regulation and taxation. We are also subject to regulations relating to activities such as mining.

We are principally subject to governmental supervision and regulation by three agencies of the PRC government:

  the Ministry of Commerce sets and allocates import and export quotas, including our alumina import quota;
  the National Development and Reform Commission, which sets and implements the major policies concerning China's economic and social development policies, approves investments exceeding certain capital expenditure amounts, including approval of Sino-foreign joint venture projects, coordinates economic development of state-owned enterprises and oversees their reform, formulates industrial policies and investment guidelines for all industries including the aluminum industry; and
  the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for New Entrants and Other Capital Investments

Capital investments in new alumina refineries and primary aluminum plants as well as expansions and renovations of existing plants require prior approval by the National Development and Reform Commission if the amount of the proposed investment exceeds RMB50 million and by the State Council if the amount exceeds RMB200 million. Moreover, in order to obtain governmental approval for its establishment, a new alumina refinery must have an annual production capacity of at least 500,000 tonnes if it uses the sintering process, 400,000 tonnes if it uses the hybrid Bayer-sintering process or 300,000 tonnes if it uses the Bayer process. Effective September 1, 1999, the State Economic and Trade Commission, has prohibited construction of any new smelter with less than 100,000 tonnes in annual primary aluminum production capacity. All legal and regulatory requirements for new projects and other capital investments in the alumina and aluminum industries apply equally to us. Accordingly, we are required to obtain all necessary governmental approvals for our capital expenditure plans.

Any capital markets financing activities, for example, to finance a capital project, are subject to approval by securities regulatory authorities and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer of equity securities or equity-linked securities in the PRC must obtain prior approval from the China Securities Regulatory Commission. For the issuance of equity or equity-linked overseas securities, the issuer is also required to obtain approval from the National Development and Reform Commission. Offerings of debt, such as debentures, are subject to approval from the People's Bank of China, as well as the State Development Planning Commission. For all international financing activities through bank borrowing or issuance of debt, the issuer must obtain prior approval from the State Administration of Foreign Exchange and register with it after the completion of the transaction.

Foreign investment in the production of alumina and primary aluminum is encouraged by the PRC government subject to various conditions. Wholly foreign-owned companies may conduct bauxite mining operations in the western region of China, but bauxite mining activities in other regions of China may only be conducted jointly with PRC entities in the form of a joint venture. Foreign investment in the aluminum industry in China, if permitted and approved, is eligible for favorable tax treatment and other incentives available under PRC law to encourage foreign investment in China.

Pricing

The PRC government does not impose any limitations with respect to the pricing of alumina, primary aluminum and related products. Thus, alumina and primary aluminum producers are free to set prices for their products. All the raw materials, supplemental materials and other supplies that we purchase are based on market prices, except for electricity, the price of which is described below. Freight transportation on the national railway system is subject to government mandated pricing.

Electricity Supply and Price

The State Power Supervision Commission is responsible for the supervision and administration of the power industry in China. The National Development and Reform Commission and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization.

The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China's two state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

Imports of alumina into China are subject to import tariffs. The current standard tariff rate for alumina is 10%. Imports of primary aluminum into China are also subject to import tariffs currently at the rate of 5%. Pursuant to China's commitment under its World Trade Organization agreement, tariff rates for alumina imports will be further reduced. There are no governmental restrictions on exports of alumina or primary aluminum.

Environmental Protection Laws and Regulations

The State Administration for Environmental Protection is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level and above are responsible for environmental protection within their areas of jurisdiction.

Environmental regulations require companies to file an environmental impact report with the environmental bureau in the relevant county for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority.

Remedial measures for breaches of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

Mineral Resources Laws and Regulations

All mineral resources in China are owned by the State under the current Mineral Resources Law. Exploration, exploitation and mining operations must comply with the relevant provisions of the Mineral Resources Law and are under the supervision of the Ministry of Land and Resources. Exploration and exploitation of mineral resources are also subject to examination and approval by the Ministry of Land and Resources and relevant local authorities. Upon approval, a mining permit is issued by the relevant administrative authorities, which are responsible for supervision and inspection of mining exploitation in their jurisdiction. Annual reports are required to be filed by the holders of mining rights with the relevant administrative authorities.

The PRC government permits mine operators of collectively-owned mines to exploit mineral resources in designated areas and individuals to mine scattered mineral resources. Such mine operators and individuals are subject to government regulation. Mining activities by individuals are restricted. Individuals are not permitted to exploit mineral reserves allocated for exploitation by a mining enterprise or company or protected reserves. Indiscriminate mining that damages mineral resources is prohibited.

If mining activities result in damage to arable land, grassland or afforested area, the mining operator must take measures to return the land to an arable state within the prescribed time frame. Any entity or individual which fails to fulfill its remediation obligations may be fined and denied application for land use rights for new land by the relevant land and natural resources authorities.

It is unlawful for an entity or individual to conduct mining operations in areas designated for other legal mining operators. A mining operator whose exploitation causes harm to others in terms of production or in terms of living standards is liable for compensation and is required to take necessary remedial measures. When a mine is closed, a mine closure report and information concerning the mining facilities, hidden dangers, remediation and environmental protection must be submitted for examination and approval in accordance with the relevant law.

The mineral products illegally extracted and the income derived from such activities may be confiscated and may result in fines, revocation of the mining permit and, in serious circumstances, criminal liability.

Taxation and Fees

We are subject to a variety of taxes and fees levied by the PRC central and local governments. The following table sets forth the taxes and fees payable by us:

Item	Base	Rate
Corporate income tax	Taxable income	33% (1)
Value-added tax	Revenue	17%
Import tariffs:
Alumina	Cost, insurance and freight (China price)	10%
Primary aluminum	Cost, insurance and freight (China price)	5%
Business tax	Revenue from services	3% or 5%
Resource taxes:
Bauxite	Aggregate volume sold or consumed	RMB14 per tonne
Limestone	Aggregate volume sold or consumed	RMB2 per tonne
City construction tax	Sum of value-added tax and business tax	1%, 5% or 7%
Education surcharge	Sum of value-added tax, consumption tax and business tax	3%
Compensatory fee for bauxite and limestone	Value of total extracted volume	2%
Mining rights use fee	Mining area covered	RMB1,000 per square kilometer per year

____________________

(1)

Our Guizhou, Pingguo and Qinghai plants are entitled to preferential tax rates of 15% in connection with the PRC government's national policy to promote the economic development of China's western regions. Our Shandong plant is entitled to a preferential tax rate of 15% in connection with the PRC government's national policy to promote "high-tech" enterprises in that province.

Research and Development

Our research and development efforts over the years have helped to expand our production capacity and reduce our unit production costs. We have successfully commercialized research and development results in the following technologies:

  modified sintering process;
  diasporite tube digestion;
  continuous carbonization precipitation;

  indirect heating and continuous desilification; and
  large pre-baked anode reduction pot.

Our current research and development projects include:

  energy saving in alumina refining;
  developing new alumina chemical products;
  developing processes for producing sandy alumina;
  improving the durability of our reduction pots; and
  developing technology to produce aluminum alloy directly with primary aluminum.

By the end of 2001, we had the right to use 59 patents in China (including the one that was in the process of registration in 2001 but was missing from our 2001 annual report), out of which 29 were originally registered in the name of Chinalco and 30 were originally in the patent registration process. Chinalco has transferred to us the ownership of 11 patents out of the 29 that were originally registered in the name of Chinalco and its interests in 13 patent applications out of the 30 that were originally in the process of registration pursuant to the reorganization, subject to the completion of the transfer registration procedures. Three patents out of the 29 originally registered in the name of Chinalco have already expired and 19 patent applications out of the 30 were approved and the remaining 11 are still in the registration process. As of April 30, 2003 we had submitted 52 patent applications in our own name, and as a result, we have the right to use 108 patents. The major registered patents relate primarily to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function and a new design is valid for 10 years from the date of the patent application.

We have the right to use a number of trademarks, which are used to identify our businesses and products. The trademarks have a term of 10 years. Chinalco has transferred the ownership of these trademarks to us pursuant to the reorganization, subject to the completion of registration procedures. We are in the process of registering these trademarks. At the end of their term, we intend to apply for all significant trademarks to be renewed for successive 10 year terms.

We have entered into a Trademarks License Agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

Although the PRC has been promulgating and amending its patent, trademark, and license laws to comply with various international agreements, its laws are still evolving. In its current form, Chinese intellectual property law differs from United States intellectual property law in significant ways. For instance, the PRC patent administration may grant a compulsory license on a patent if it is unable to obtain a license from the patent owner for reasonable terms and within a reasonable time frame. Chinese patent law also provides immunity from damages for an entity that uses or sells a patented product without knowing that it was made or sold without the patentee's permission so long as it proves that the infringing product was obtained from a legitimate source. United States patent law does not offer such provisions. Chinese law also awards patents on a first-to-file system as opposed to the United States' first-to-invent system. Chinese trademark law is similarly based on a first-to-register system as opposed to the United States' first-to-use system.

Moreover, the PRC government and its courts have limited experience in enforcing its intellectual property laws. Modern PRC patent and trademark laws have only existed for approximately 20 years. Courts in China have not reached the same level of experience in enforcing and interpreting intellectual property laws as have the courts in the United States. However, the PRC government has created administrative bureaus specifically for patent and trademark infringement disputes as an alternative to judicial resolution. These administrative bureaus have the power to order an infringing party to stop and desist from such violations.

We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We have no material patents, licenses, or trademarks the duration of which cannot, in the judgment of our management be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any material intellectual property rights against any party.

Environmental Protection

We are subject to PRC national environmental laws and regulations and also environmental regulations promulgated by the local governments where we operate. These include regulations on waste discharge, land repair, emissions disposal and mining control. For example, national regulations promulgated by the PRC government set discharge standards for emissions into the air and water. They also promulgate schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a specified level set by the PRC government or the local government. For any discharge exceeding the specified level, the relevant PRC government agencies may order any of our facilities to rectify certain behavior causing environmental damage, and subject to PRC government approval, the local government has the authority to order any of our facilities to close for failure to comply with existing regulations.

Our bauxite mining operations are subject to relevant environmental laws and regulations promulgated by national and local governments, including regulations on waste discharge, land repair, emission management and mining control.

The pollutants discharged from our alumina refining process include red mud, waste water and waste emission of gases and dust. Our primary aluminum production process generates flourides, pitch fume and dust, which are illegal to be released into the atmosphere without first being processed. Once processed, the amount of pollutants that can be released is subject to national or local discharge limits.

Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities on site or has developed other methods to dispose of the industrial waste.

Our total capital expenditures for environmental protection was RMB151.6 million, RMB123.1 million and RMB248.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. After the launch of industrial waste disposal projects in 1998, we did not undertake major projects in 1999. The significant increase in our environmental capital expenditures in 2002 as compared to 2001 was due to the undertaking of various environmental projects as part of the technological upgrade of existing production facilities at our Guizhou and Shandong plants. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property and plants, our fixed assets, our transportation vehicles and various assets that we consider to be subject to significant operating risks.

We paid a total of RMB46.03 million in insurance premiums in 2002.

We participate in the injury and accidental death insurance coverage provided by the local government labor departments and do not purchase separate insurance policies from commercial insurers with respect to such risks. We also participate in the medical care program provided under the government's social welfare plans and do not purchase medical insurance policies provided by medical insurance companies.

Consistent with what we believe to be the customary practice in China, we do not generally carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations (other than our automobiles) or business interruption insurance. More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness with other producers.

Organizational Structure

We are organized as a joint stock limited company under PRC law. Chinalco, China Cinda, China Orient, China Development Bank, Guangxi Development, Guizhou Development and our public shareholders (not including Alcoa) own 44.4%, 15.3%, 5.7%, 5.3%, 1.8%, 1.2% and 18.3%, respectively, of our issued share capital. Alcoa owns approximately 8.0% of our issued share capital.

Shandong Aluminum, a significant subsidiary located in Shandong Province, in which we hold a 71.4% interest, is a joint stock limited company established under PRC law. Its A shares are traded on the Shanghai Stock Exchange.

Property, Plants and Equipment

Land

Chinalco leases to us 453 pieces or parcels of land, which are located in six provinces, covering an aggregate area of approximately 58.3 million square meters for the purposes of all aspects of our operations and businesses. The leased land comprises:

  433 pieces of allocated land with an area of approximately 57.8 million square meters, for which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights. Chinalco has obtained land use rights certificates in respect of 423 parcels of allocated land, with an aggregate area of approximately 56.4 million square meters, and land entitlement certificates in respect of the remaining ten parcels of land leased to us with an aggregate area of approximately 1,480,025 square meters; and
  20 pieces of granted land with an area of approximately 488,586.3 square meters for which Chinalco has paid the land premiums and has been granted the land use rights certificates.

The land is leased for the following terms:

  allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, the leased term for each shall end on the expiry date of the mining rights or at the end of the actual mine life, whichever is earlier); and
  granted land: until expiry of the relevant land use right permits.

The land entitlement certificates relating to the ten pieces of land held by Chinalco with an aggregate area of approximately 1.5 million square meters expired on December 31, 2001. Chinalco has, in accordance with its undertaking in the Land Use Rights Leasing Agreement, applied for land use right certificates for the ten pieces of land from the relevant land administrative bureaus on or before December 31, 2001. Chinalco has also undertaken to pay all costs arising from such application, to be responsible for any disputes, claims, damages, proceedings, arbitration, payments, costs and expenses arising from those land use rights and to indemnifys for all of our losses or damages which we may suffer as a result of these circumstances. As of December 31, 2002, Chinalco has still not received these certificates.

Buildings

Our principal executive offices, which we lease from Chinalco, are located at No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814.

Pursuant to the reorganization, Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses, with Chinalco retaining the remaining buildings and properties for Chinalco's remaining operations. The buildings transferred to us comprise 4,631 buildings with an aggregate gross area of approximately 4.2 million square meters.

The buildings transferred to us pursuant to the reorganization, which are located on land leased from Chinalco, may be sold or transferred only with the consent of Chinalco and in accordance with applicable land transfer procedures. Chinalco has undertaken to provide its consent and the necessary assistance to effect land grant procedures to ensure that our buildings can be legally transferred or sold.

We also lease to Chinalco, and Chinalco leases to us, a number of other buildings and properties for ancillary uses, which comprise mainly of buildings for offices, dormitory, canteen and storage purposes. We lease 59 buildings to Chinalco, with an aggregate gross area of approximately 62,819 square meters. Chinalco leases 100 buildings to us, with an aggregate gross area of approximately 273,637 square meters. The leased terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco has obtained building ownership certificates to all the buildings we lease from it.

In 2002, we completed the construction of 110 new buildings with an aggregate gross area of approximately 92,037 square meters, the relevant building certificates have been obtained. We are using these buildings as production and warehousing space, offices and for other general uses. The construction cost of these buildings was approximately RMB672.9 million.

Our Expansion and Profit Improvement Plan

Our capital expansion plan for 2003 through 2005 requires a total of RMB17,615 million (US$2,127.4 million) in capital expenditures. Of this amount, RMB9,761.4 million (US$1,178.9 million) is designated for investment in our alumina segment. We expect to use 44.6%, or RMB4,352.6 million (US$525.7 million), of the alumina segment capital expenditures for expansion and de-bottlenecking technological upgrades to our alumina production facilities. We expect that such capital expenditures would increase our annual alumina production capacity by 37.4% from approximately 5.14 million tonnes in 2002 to approximately 7.27 million tonnes by 2005. We expect to use RMB5,314.0 million (US$641.8 million) for environmental protection, product quality improvement, bauxite mining equipment upgrades, equipment replacement and other projects to sustain our existing production capacity. The remainder is planned for capacity expansions relating to our production of alumina chemicals.

We plan to use RMB7,703.6 million (US$930.4 million) for primary aluminum segment projects. Of this amount, we expect to use RMB7,685.0 million (US$928.1 million), or 99.8%, for capacity expansion and technological upgrades. We expect that such capital expenditures would increase our annual primary aluminum production capacity by 98.5% from 749,000 tonnes in 2002 to approximately 1,491,000 tonnes in 2005. We expect to use RMB18.6 million (US$2.25 million) for environmental protection projects and equipment replacement and other projects to sustain our existing production capacity.

Apart from the expenditures for the alumina and primary aluminum segments, we plan to invest RMB150.0 million (US$18.1 million) in corporate and other general projects, including our management information and enterprise resource planning systems. We plan to fund our capital expenditures from 2003 to 2005 using the remaining proceeds from our initial global offering, funds generated from our operations and bank borrowings.

The following table shows the aggregate effects of our expansion and improvement plans for our alumina and primary aluminum production facilities from 2003 to 2005, without taking into account the contemplated joint venture at our Pingguo plant with Alcoa:

	Planned Capital	December 31,
	Investment	2002	Proposed Additions to			2005
	from 2003 to	Production	Production Capacity			Total
	2005	Capacity	2003	2004	2005	Capacity
	(RMB in millions)	(in thousand tonnes)	(in thousand tonnes)			(in thousand tonnes)

Alumina	9,761.4	5,140.0	450.0	600.0	1,080.0	7,270.0
Primary aluminum	7,703.6	749.0	40.0	309.0	393.0	1,491.0

Capital investments in our expansion and improvement plan are expected to reduce our unit production costs by:

  reducing the cost of our own mining operations; developing and implementing energy-saving technologies for alumina refining;
  removing bottlenecks in our refining processes by adding equipment, replacing outdated equipment and/or updating technology; and
  further improving the sintering, Bayer and hybrid Bayer-sintering technologies used in our operations to lower raw material and energy consumption rates.

In addition, we intend to reduce our unit production costs, as well as maximize the benefits we gain through expansion of our facilities, by capitalizing on our newly established centralized management system. This system will allow us to apply best practices uniformly throughout our production facilities, and enable cost saving measures and process improvements developed in any of our facilities to be shared by and incorporated into the operations of each of our other facilities. Further, our centralized management system will enable us to make effective production allocation decisions among our facilities as their production capacities are expanded through the application of our capital investments.

The following table summarizes our plan for major capacity expansions and technology upgrades from 2003 to 2005 without taking into account the contemplated joint venture with Alcoa at our Pingguo plant:

	Projects	Total Expenditures(1)	Expenditure to Date(2)	Total Capacity Increase	Investment/ Construction Period(4)
		(RMB in millions)		(in thousand tonnes(3))

Alumina Segment
Expansions:
1.	Zhongzhou ore-dressing Bayer	1,020.1	233.8	300	2001-2004
2.	Pingguo alumina phase II	721.0	1,165.1	400	2001-2003
3.	Shanxi phase III	2,078.9	21.1	400	2002-2005

De-bottlenecking and technology upgrades:
4.	Pingguo alumina phase I	41.8	122.2	50	2001-2002(5)
5.	Shandong ore-dressing sintering	-	202.16	140	2000-2002(5)
6.	Zhengzhou improvements	55.41	400.54	200	2001-2003
7.	Guizhou technical improvements	357.44	812.09	400	2001-2002(5)
8.	Shanxi equipment improvements	35.89	161.51	150	2001-2002(5)
9.	Zhongzhou de-bottlenecking and
	sintering improvements	42.02	375.28	380	2000-2002(5)
	Subtotal	4,352.56	3,493.78	-
10.	Gallium expansion	76.8	79.5	35	2001-2005
11.	Alumina chemicals expansion	18.03	31.34	100	2001-2005
12.	Others	5,314.01	2,479.0
	Alumina segment total	9,761.4 ======	6,083.62 ======
Primary Aluminum Segment
Expansions:
1.	Pingguo primary aluminum phase II	2,549.0	10.0	250	2003-2006
2.	Guizhou fourth series(6)	1,796.0	4.0	160(7)	2003-2005
3.	Shanxi smelter project	3,340.0	10.0	280	2002-2005
4.	Qinghai Haixing smelter	-	410.0	55	2001-2002(5)
	Subtotal	7,685.0	434.0	-
5.	Others	18.6	1,088
	Primary aluminum segment total	7,703.6 =======	1,522 ======
Corporate and General		150.0 =======	92.6 =======
Grand total		17,615.0 =======	7,698.22 =======

___________________

(1)	From 2003 to 2005.
(2)	Approximate expenditures made from January 1, 2001 to March 31, 2003.
(3)	Except gallium in single tonne units.
(4)	Period for capital expenditures and construction and implementation of the project.
(5)	These projects were completed in 2002 but either the costs associated with these projects have not yet been paid or were paid in the first quarter of 2003.
(6)	Includes expansion of the carbon plant at our Guizhou smelter.
(7)	By 2005, we expect to increase the total capacity to 280,000 tonnes.

All capital expenditures to be incurred by the Pingguo JV following its formation will be borne equally by Alcoa and us. Unless otherwise specified, the information herein about capital expenditures and otherwise does not take into account this potential joint venture.

Some additional information about our capital expenditure plans, which include projects that were completed in 2002 but have not been paid for or were paid for in the first quarter of 2003, is set forth below:

Alumina Segment Projects:

Expansions

  Zhongzhou ore-dressing Bayer. We completed construction of a new production line at our Zhongzhou plant in 2002 and commenced experimental production using the ore-dressing Bayer process that we developed in recent years to refine low alumina-to-silica ratio bauxite. We currently anticipate commencing production using this technology beginning in 2004 and operate at full capacity in 2005.
  Pingguo alumina phase II. A new production line at our Pingguo refinery is still under construction and is expected to be completed by the end of June 2003. We currently expect to produce at the designed 400,000-tonne annual capacity in the second half of 2003. Included in the total investment for this project is RMB281.4 million in related investments in our bauxite mines intended to supply the additional bauxite needed for this production expansion.

  De-bottlenecking and technology upgrades

  Pingguo alumina phase I. In 2001, we began technical improvement projects to remove production bottlenecks at our Pingguo refinery. We expanded our production capacity by 50,000 tonnes and began to realize energy-savings in 2002.
  Shandong ore-dressing sintering. In 2000, we began to invest in technology upgrades in connection with the modified sintering process at our Shandong plant. We completed the upgrades in 2002 and the plant is currently producing at the expanded designed annual capacity of 240,000 tonnes.
  Zhengzhou plant improvements. In 2000, we began these projects to upgrade the existing equipment and production methods at our Zhengzhou plant. We are scheduled to produce at the expanded designed capacity when the projects are completed by 2003.
  Guizhou technical improvements. This project was completed in 2002 and consisted of on-going production cost reductions and capacity expansions scheduled to be available in 2003. In addition to capacity expansions, this project is also expected to reduce our consumption of electricity, steam and heavy oil during the alumina production process.
  Shanxi equipment improvements. We may begin construction of Phase III of our Shanxi refinery by the end of 2003. Although not included in our capital expenditure plans described here, this project is expected to cost RMB2.1 billion and increase the alumina production capacity of our Shanxi plant by 400,000 tonnes when the facility is fully operational.

Others

The gallium and alumina chemicals expansion projects (nos. 9 and 10) will involve the construction of additional production facilities for these products, principally at our Guizhou, Shandong and Zhengzhou plants. We have slowed down our expansion projects relating to gallium due to poor market conditions for gallium.

The remaining projects (no. 11) include environmental projects (e.g. waste treatment and disposal, facilities improvement for environmental protection), projects to improve alumina and alumina chemicals product quality, maintenance projects for bauxite mines, equipment replacement and other projects to sustain our existing production capacity.

Primary Aluminum Segment Projects:

  Pingguo primary aluminum phase II. This brownfield expansion project for our Pingguo smelter is scheduled to be completed in 2005. Current plans call for production at a 50,000-tonne level in 2005. The annual production capacity of the Pingguo plant is expected to increase by 250,000 tonnes.
  Guizhou fourth series. This brownfield expansion project is due to be completed in 2004, with production at the designed capacity of 160,000 tonnes scheduled for 2005.
  Shanxi smelter. We entered into a joint venture with Shanxi Zhangze on December 18, 2002 to construct a primary aluminum plant and a power cogeneration facility. The projected annual production capacity of the facility is 280,000 tonnes of primary aluminum and 160,000 tonnes of carbon anodes. The new facility would include a captive power plant with two 300 MW coal-fired generators. The total investment is projected to be RMB5,860 million, of which we would contribute RMB900 million for a 60% equity interest and Shanxi Zhangze would contribute RMB600 million for a 40% equity interest. We expect to commence construction by the end of 2003 and complete the project by the end of 2005.
  Qinghai Haixing smelter. We acquired this smelter under construction. The smelter was completed in 2002 and has an annual primary aluminum production capacity of 42,000 tonnes. The expenditures for this project included the RMB179 million we paid for our acquisition of the unfinished smelter in November 2001.
  Proposed Yichang smelter. If the results of our feasibility study are positive, we plan to establish a smelter with an annual production capacity of 500,000 tonnes in the City of Yichang, Hubei Province, which has a projected Phase I annual production capacity of 250,000 tonnes. We have signed a letter of intent to become a fourth shareholder in an existing joint venture. We expect to complete our feasibility study by the end of 2003, and if the results are positive, register the new joint venture company at that time. See "Item 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations - Recent Events -Yichang Aluminum and Power Cogeneration Project" for more information on this project.

  Proposed acquisition of Henan smelter. We have signed a letter of intent with Xin'an Electrical Power Group ("Xin'an") and Wanji Aluminum ("Wanji") in Henan Province to establish a joint venture for the production of primary aluminum if the results of our feasibility study are positive. The project would combine our capital and technical resources with Xin'an's power generation capabilities and Wanji's existing primary aluminum and carbon anode production facilities. The expected annual production capacity is 190,000 tonnes. We expect to complete our feasibility study by the end of 2003. See "Item 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations - Recent Events - Henan Aluminum and Power Cogeneration Project" for more information on this project.
  Others. These include upgrades to the carbon production facilities at our Guizhou plant, de-bottlenecking expansion at our Research Institute, environmental upgrades and other smaller projects relating to our primary aluminum segment facilities.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations, the remaining proceeds from our initial public offering and bank financing.

The preceding paragraphs provide a summary of our current capital expenditure plans for our major projects. These plans have been developed based on facts currently known to us, assumptions we believe to be reasonable and our estimates of market and other conditions. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans or their implementation status.

Power Supply

Alumina

We plan to obtain the additional electricity needed for our expanded alumina production primarily from co-generation facilities with supplementation from the power grids.

Primary aluminum

We plan to rely on the power grids for additional electricity needed for our expanded primary aluminum production. Power for Pingguo primary aluminum phase II and Guizhou primary aluminum phase IV projects will be obtained through purchases from the local grids. The proposed Shanxi Jinze primary aluminum plant is expected to obtain electricity from a captive power plant with two 300MW coal-fired generators.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited financial statements, and selected historical financial data, in each case together with the accompanying notes, included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with HK GAAP, which differ in certain material respects from U.S. GAAP. Note 34 to our audited financial statements on F-57 provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

Critical Accounting Policies

Our significant accounting policies under HK GAAP and U.S. GAAP which are presented in Note 2 and Note 34 to our audited financial statements, respectively, are essential to the understanding of our operating results and financial condition. Some of our accounting policies require our management to make significant judgments relating to estimates and assumptions about the effects of circumstances to reported amounts in our financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our financial statements.

The following is a summary of our critical accounting policies. In each area, management has identified areas of uncertainty and the variables most important in making the necessary estimates. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our financial statements.

Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to the separable net assets of entities acquired. Under HK GAAP, it is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of. Whenever an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

Under U.S. GAAP, the evaluation of the impairment of goodwill must be performed at least annually and involves comparing the current fair value of the business and estimated future cash flows generated by the reporting units. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volumes of products, costs of production and funding sources. Management considers both past data and all currently available information at the time the valuations of its businesses are performed. Results in actual transactions could differ from those estimates used to evaluate the impairment of goodwill.

Property, Plant and Machinery

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured at the higher of net selling price or value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the assets belong. A cash generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include the cash inflows from continuing use of the asset and cash outflows to prepare the asset for use that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset. If applicable, estimates also include net cash flows to be received (or paid) for the disposal of the asset at the end of its useful life. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets.

Accounts and Other Receivables

Provision is made against accounts and other receivables when future collections are considered doubtful. In assessing the timing and amounts for these provisions, management must make a number of significant assumptions and estimates in the application of aging and specific identification analysis using past history and collections' experience, potential events and circumstances affecting future collections and the credit status of specific customers, which are monitored on a regular basis. Management's assessment of future collections of receivables may differ from the timing and amounts of the actual collections in future periods.

Income Tax

Income taxation charged to the results comprise of current and deferred tax. Current tax is calculated based on the taxable income at the prevailing applicable rates of taxation of the year that is payable in tax. Deferred taxation is provided for under the liability method, at the current taxation rate, in respect of temporary timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. In forming a conclusion about whether a tax asset is recoverable in the foreseeable future, the management uses judgment in assessing the potential events and circumstances affecting future recoverability while at the same time considering past experience. If the management's interpretations or judgments differ from those of tax authorities with respect to the utilization of tax losses carried forward, the income tax provision may vary in future periods.

Overview

We are the sole producer of alumina (alumina oxide) and the largest producer of primary aluminum in China. We are also the second largest producer of alumina in the world in terms of production for the year ended December 31, 2002. We are engaged primarily in alumina refining and primary aluminum smelting operations. We report our financial results according to the following business segments:

  Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to our primary aluminum smelters and externally to customers outside of our company. To a lesser extent, this segment also includes the production and sale of alumina hydrate, alumina chemicals and gallium.
  Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling substantially all our primary aluminum products to external customers. To a lesser extent, this segment includes production and sales of carbon products.
  Corporate and other services segment, which includes our headquarters' operations, sales of alumina products related to research conducted by our Research Institute and our research and development services provided to third parties. Since July 1, 2001, this segment also includes corporate services.

Factors Affecting Our Results of Operations

Although we were incorporated on September 10, 2001 as a result of the reorganization, our financial statements and this discussion present our results of operations:

  as if we had been in existence throughout the relevant periods; and
  as if our operations and businesses (and various other operations including a carbon plant, one bauxite mine and two limestone quarries which were retained by Chinalco in the reorganization which took effect on July 1, 2001) were transferred to us as of January 1, 1999 and were conducted by us throughout the three years ended December 31, 2001.

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors. Our financial statements may not be indicative of our future earnings, cash flows or financial position for numerous reasons including those described below.

Recent Events

Shanxi Aluminum and Power Cogeneration Project

We entered into a joint venture contract with Shanxi Zhangze to establish a joint venture company to construct a new primary aluminum and carbon anodes production facility. The projected annual production capacity of the facility is 280,000 tonnes of primary aluminum and 160,000 tonnes of carbon anodes. The new facility would include a captive power plant with two 300 MW coal-fired generators. See "Item 4. Information on the Company - Business Overview - Primary Aluminum - Electricity - Datang Power Alliance and Other Electricity Joint Ventures" for a more detailed description of this project.

Henan Aluminum and Power Cogeneration Project

We signed a letter of intent with Xin'an and Wanji to combine the use of our funds, advanced technologies, and management and information systems with Wanji's bauxite reserves, existing aluminum and carbon anode production facilities and Xin'an's existing 470 MW power cogeneration capacity. The parties are now conducting a feasibility study for this project, which is expected to be completed by the end of 2003. If the results of the feasibility study are positive, the parties may establish a joint venture with an initial annual production capacity of 190,000 tonnes of primary aluminum. The joint venture will be based on Wanji's existing production capacity and facilities.

Yichang Aluminum and Power Cogeneration Project

We signed a letter of intent with the Hong Kong Huazhong Aluminum (Group) Co., Ltd. ("Huazhong"), Yichang Municipal Yiling State-owned Assets Operation Company ("Yiling") and China Yangtzi River Three Gorges Engineering and Development Company ("Three Gorges") to participate as the fourth shareholder in Yichang Three Gorges Aluminum, a company established by Huazhong, Yiling and Three Gorges in Yichang City of Hubei Province to produce primary aluminum. We are currently conducting a feasibility study and if the results of the study are positive, we will enter into an agreement with Huazhong, Yiling and Three Gorges to rename and register Yichang Three Gorges Aluminum as the Yichang Aluminum and Power Cogeneration Project. The expected annual production capacity of Phase I of the new company is 250,000 tonnes of primary aluminum and the projected total annual production capacity is 500,000 tonnes. The term of the cooperation among the four parties will be 50 years. We will hold 51% of the equity interest in the new company. The power used by the new company will be directly supplied by Three Gorges. We expect to complete the feasibility study by the end of 2003, and if the results are positive, register the new joint venture company at that time.

Guangxi Alumina Project

A new bauxite deposit was discovered in the western part of Guangxi Province. A cooperation agreement for a joint venture was signed with Guangxi Associate and China Minmetals Non-ferrous Metals Co. Ltd. and a feasibility study is underway to determine if it would be feasible to develop an alumina facility in the area. If the results of the feasibility study are positive, we may enter into a joint venture to construct an alumina plant with an annual output of 800,000 tonnes of alumina. We expect to complete the feasibility study by the end of 2003.

Alumina Prices and Costs

Market Prices for Alumina

We set uniform prices for all our external sales of alumina by following import-parity pricing and adjust the prices from time to time. Our import-parity pricing generally takes into account:

  free-on-board Australia prices for alumina exports into China;
  transportation costs from Australia;
  the current standard PRC import tariff at 10%;
  value-added tax at 17%;
  import related fees; and
  domestic demand and supply conditions.

The international market prices for alumina have been volatile from time to time, and this volatility affects the price of our alumina, which tracks changes in the international market prices. In 2002, the market prices of international and domestic alumina remained low due to unfavorable worldwide economic conditions which dampened global demand for aluminum and consequently demand for alumina. The annual average spot price of alumina in the international market was US$146 per tonne, representing a drop of 0.7% from 2001. The annual average selling price of domestic alumina was RMB1,930 per tonne, representing a drop of 12.9% from 2001. There was a stable rise in global alumina prices in the first half of 2002 but international spot prices began to fall in the second half of 2002 due to an oversupply of global alumina. International spot prices of alumina fell to their lowest level of RMB1,830 per tonne in October 2002. Towards the end of 2002, alumina prices in the international market began to rebound rapidly as a result of a number of factors such as the substantial rise in demand for alumina in China, an interruption in production facilities in Australia due to power outages at the facilities of Queensland Alumina Limited and the Caribbean, a reduction in output from Venezuela due to a shortage in natural gas, and the resumption of primary aluminum production in a number of western countries. At the end of 2002, the average selling price of alumina in Australia set a new high of US$180 per tonne for 2002 and the average selling prices of domestic alumina reached a high of RMB2,000 per tonne.

In 2002, total domestic alumina output was approximately 5,410,000 tonnes, representing an increase of 15% over 2001, making China the second largest alumina producing country in the world. In 2002, annual domestic consumption was approximately 9,100,000 tonnes, representing an increase of 26% over 2001. Strong demand for alumina in China resulted in a substantial rise in the import of alumina. The volume of imports reached 4,570,000 tonnes in 2002, representing an increase of 36% over 2001.

Our sales of alumina increased for the first four months of 2003 compared to the same period in 2002. The international and domestic prices of alumina increased during the first four months of 2003 due to a shortage in supply and a healthy demand for alumina, especially in the domestic market.

Although average selling prices in China began to rise at the end of 2002 and into the beginning of 2003, because of the import-parity pricing for our alumina, the reduction of alumina import tariffs as a result of China's accession to the World Trade Organization is likely to exert constraints on our alumina prices.

Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since April 2001, we have entered into a number of domestic long-term alumina sales contracts with two-year terms, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange can affect our alumina sales under these long-term contracts, and such effects may increase as we increase the proportion of alumina sales under long-term contracts. We are examining entering into more long-term contracts for alumina to better predict our sales volumes.

Production Costs for Alumina

Bauxite is the principal raw material in alumina production. In 2002, bauxite costs accounted for 14.7% of our total alumina production costs. Our bauxite costs decreased on a percentage basis in 2002 as a result of reduced market prices for bauxite. We procure bauxite through a combination of our own mining operations, jointly operated mines and purchases from other suppliers, including small independent mines and mines owned or jointly operated by Chinalco. Historically, bauxite costs of our own mines have tended to be higher than costs of sourcing from jointly operated mines and purchases from small independent mines.

Although we will continue to procure bauxite from external sources, we plan to increase the proportion of bauxite supplied by our own mines while taking steps to reduce our mining costs. Accordingly, our bauxite costs have been, or in the future are likely to be, affected by (1) greater bauxite needs as our alumina production expands, (2) the proportion of our bauxite needs supplied through our own mining operations versus other sources, and (3) the following:

With respect to our own mining operations:

  the effect of cost reduction measures;
  the effect of economies of scale as we improve the capacity utilization of our own mining operations;
  the potential application of new ore-dressing Bayer technology; and
  the effect of capital improvements in our mining operations.

With respect to our jointly operated mines:

  the quantity of bauxite reserves;
  renewal or extension of mining permits and joint operation contracts;
  changes in joint operation arrangements; and
  our ability to establish joint operation arrangements for additional mines.

With respect to small independent mines:

  price fluctuations resulting from market supply and demand variations;
  price changes as production costs vary in relation to availability of easily exploited bauxite deposits; and
  changes in supply or prices relating to potential regulatory enforcement or policy changes.

The total production costs of alumina for 2002 were RMB6,594.1 million (US$796.4 million). In 2002, fuel and power costs (RMB2,213.3 million), raw materials and supplemental materials costs (RMB1,609.0 million), labor costs (RMB1,180.3 million), manufacturing expenses (RMB606.7 million) and depreciation expenses (RMB1,074.8 million) represented 32.2%, 24.4%, 17.9%, 9.2% and 16.3%, respectively, of the total production costs during this period.

The fuel items, including coal and heavy oil, are purchased from external sources at market prices. Electricity used by our refineries is supplied from two sources: our co-generation power plants and regional power grids. Each refinery has a co-generation facility that produces power in connection with supplying the steam needed in the refining process. To the extent that power produced by the co-generation facility is insufficient to meet a refinery's entire power requirements, the shortage is supplied by the regional power grid at government mandated rates.

Primary Aluminum Prices and Costs

Market Prices for Primary Aluminum

Like most primary aluminum producers in China, we price our primary aluminum products by reference to Shanghai Futures Exchange spot prices. The Shanghai Futures Exchange primary aluminum spot prices generally reflect LME primary aluminum spot prices, plus an amount on account of international transportation, import tariffs, value-added tax and other import-related costs. Thus, fluctuations in the Shanghai Futures Exchange (and, by extension, the LME) spot prices affect our results of operations. Primary aluminum prices on the Shanghai Futures Exchange and LME tend to be cyclical and volatile.

There was an excessive growth in the supply of primary aluminum around the world due to unfavorable economic conditions in 2002 and a rise in primary aluminum production capacity, which caused prices of primary aluminum to remain low. In 2002, the LME spot prices of primary aluminum fluctuated within a narrow range between US$1,280 and US$1,450 per tonne.

The average three-month primary aluminum futures price was US$1,365 per tonne, representing a drop of approximately 6.1% compared with 2001.

The market spot prices of primary aluminum in China fluctuated substantially in 2002. Primary aluminum prices on the Shanghai Futures Exchange were once lower than those on the LME in early 2002 as inventory levels of domestic primary aluminum exceeded international inventory levels. However, after August 2002, there was an increasingly tight primary aluminum spot market in China due to a growth of primary aluminum consumption in China and the launch of China's regulation on imported alumina. In addition, the decrease in supply of imported primary aluminum caused by labor strikes in the ports of the west coast of the United States contributed to the domestic price increase. In December 2002, the average price of primary aluminum on the Shanghai Futures Exchange rose to RMB14,910 per tonne, representing an increase of approximately RMB1,407 or US$170 per tonne as compared to that of the LME over the same period in 2001. The average three-month primary aluminum futures price was RMB13,514 per tonne on the Shanghai Futures Exchange in 2002, representing a drop of 5.7% from the previous year.

In 2002, the growth in aluminum consumption in China remained above 10% a year as a result of the rapid growth in its economy. China consumed approximately 4,110,000 tonnes of primary aluminum in 2002, representing an increase of 14.2% from 2001. China's principal consumers of primary aluminum were the construction, auto, electric power and packaging industries. Although the consumption of primary aluminum increased, the increase in primary aluminum production exceeded demand. Total primary aluminum production volume in China was approximately 4,360,000 tonnes in 2002, representing an increase of 26.8% over 2001, which is greater than China's growth in consumption. Consequently, the increase in production constricted the rebound in the prices of primary aluminum. The net export volume of domestic primary aluminum was approximately 322,000 tonnes in 2002.

As in our alumina operation, our sales of primary aluminum have increased for the first four months of 2003. In addition, international and domestic prices for primary aluminum increased slightly in the first four months of 2003, accordingly our sales revenue of primary aluminum products was slightly higher than in the same period of 2002. However, continuous production capacity, coupled with weak global demand will likely impact global aluminum prices in 2003. As a result, our sales prices of primary aluminum will likely be adversely affected by such downward pricing pressures.

Production Costs for Primary Aluminum

Alumina is the principal raw material in primary aluminum production. In 2002, alumina costs accounted for 34.4% of our total primary aluminum production costs. We supply substantially all of the alumina needs of our smelters through our own production. In 2000, 2001 and 2002, 31.4%, 28.0% and 27%, respectively, of our total alumina sales volume represented internal sales to our own smelters. Historically, at our integrated plants, the alumina refinery supplied alumina to the primary aluminum smelter at cost. The alumina needs of our Qinghai plant, our stand-alone smelter plant, and our Research Institute were generally supplied by our refineries at the same price, exclusive of transportation costs, as our refineries charged to external customers. Occasional price discounts were applied to alumina sales to our stand-alone smelter plant and our Research Institute, as well as to external long-term customers. Since July 1, 2001, all alumina sales to our own smelters have been at the same market prices as those we charge to external customers.

Electricity is also a major component of the production costs of primary aluminum. The price of electricity is set by the PRC government. We purchase electricity from regional power grids pursuant to one-to-three-year renewable electricity supply contracts. Since June 1, 1999, our primary aluminum plants have benefited from preferential electricity pricing for electricity purchased from regional power grids. These preferential rates have been granted for an indefinite period with no expiration. In addition, our smelters have also benefited from a three-year exemption from the urban public utilities surcharge levied by various local governments, which expired on May 31, 2002. However, we are still entitled to the exemptions until we receive further notice from local authorities.

We intend to reduce our electricity costs by:

  technological improvements to the current production processes; and
  exploring opportunities for alliances with power suppliers in order to secure long-term electricity supply at competitive prices.

The Reorganization

Prior to the reorganization conducted in preparation for the global offering, we did not exist as a separate legal entity. Our operations were conducted by Chinalco and its predecessors. As part of the reorganization, Chinalco transferred to us assets and liabilities related to seven alumina and primary aluminum production plants and our Research Institute. Because Chinalco controlled these operations prior to the reorganization and still controls us, our financial statements included in this annual report, which are related to periods prior to the reorganization on July 1, 2001, have been prepared on the basis of a reorganization under common control in a manner similar to a pooling of interests. Accordingly, in those financial statements, the assets and liabilities transferred to us have been stated at historical amounts and the results of our operations have been presented as if our operations had already been transferred to us from Chinalco. In addition, those financial statements also reflect the assets, liabilities, revenues and expenses of operations retained by Chinalco in the reorganization, including one bauxite mine, two limestone quarries and a carbon plant, which were directly related to our alumina and primary aluminum operations. In addition, because of the asset reorganization and the related carve-out accounting, those financial statements reflect various historical payments as distributions to Chinalco that are not expected to be indicative of future practices or results.

Since July 1, 2001, our financial statements as included in this annual report have been prepared using the acquisition accounting method having given effect to our incorporation and the reorganization. Accordingly, the assets and liabilities transferred to us have been restated at fair value and the assets, liabilities, revenues and expenses of operation retained by Chinalco are not reflected. Since July 1, 2001, all transactions have been recorded at government guidance price, market price or at contractual price (cost plus a margin). See "Item 4. Information on the

Company - History and Development of the Company - Background and Restructuring" for a more detailed discussion of what assets and liabilities were transferred to us by Chinalco.

Debt and Financing Costs Reduction

Our debt for 2001 increased by RMB774.6 million over our debt for 2000. This increase was primarily due to an increase in short-term debt of RMB1,397.8 million incurred to meet working capital requirements, offset by a decrease in long-term debt of RMB623.1 million due to debt repayment. As a result, our leverage ratio, which is our total debt divided by the aggregate of our total debt plus owners' equity, has significantly improved over the past three years from 66.8% as of December 31, 2000 to 39.3% as of December 31, 2002, primarily as a result of the debt-for-equity swap, an increase in retained earnings and the proceeds from our global share offering.

Our financing costs consist predominantly of interest expenses on our borrowings. From 2000 through December 31, 2002, our financing costs decreased primarily due to interest rate reductions, debt repayments and the debt-for-equity swap. The majority of our debt has been incurred to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital are set by the People's Bank of China. The People's Bank of China reduced interest rates for commercial loans chargeable by state-owned banks in 2001 and 2002. These interest rate reductions correspondingly reduced our interest expense on our floating rate loans. In addition, our plants historically received loans from state-owned banks with reduced interest rates (and in some instances interest free) as a form of government support for our projects. In 2000, 2001 and 2002, loans from state-owned banks at reduced interest rates amounted to RMB552.5 million, RMB522.1 million and RMB348.0 million, respectively. We expect that such preferential interest loans will continue to be available to us in the future.

Anticipated Capital Expenditures

We currently intend to use approximately RMB17,615 million (US$2,127.4 million) for capital expenditures from 2003 through 2005 to expand our alumina and primary aluminum production capacity, to upgrade our existing production facilities, to make improvements to our bauxite mining operations, and to undertake other projects. The costs associated with these expansion and improvement plans and the revenues we expect to derive from them could have a significant impact on our future results of operations and financial condition. See "Item 4: Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan" for a detailed description of our capital expenditures program.

Foreign Currency Exposure

In the past, we borrowed funds denominated in various foreign currencies, including French francs, Euro, U.S. dollars, Dutch guilders and Danish krones, through the Bank of China and other state-owned banks, mostly to meet our foreign exchange needs in connection with the import of foreign equipment or technology. As of December 31, 2002, we had the equivalent of an aggregate of RMB185.3 million (US$22.4 million) in outstanding foreign currency loans. In addition to foreign currency debt, we also had short-term deposits denominated in foreign currencies equivalent to RMB674.6 million as of December 31, 2002, which are principally denominated in U.S. dollars. We do not use any derivative instruments to hedge any foreign currency risk we may experience as a result of our foreign currency loans or deposits.

Our future sources of foreign currency include the remaining proceeds from our global offering, borrowings and funds converted from renminbi. We do not anticipate that we will incur significant additional foreign currency debt in the near future.

We expect that our foreign currency needs will be primarily for purchasing equipment, purchasing or licensing technology and importing alumina. Under current foreign currency regulations in China, to meet these needs, we are permitted to convert renminbi into the necessary foreign currencies at authorized banks based on a presentation of the relevant contracts. We could also borrow foreign currency loans for these purposes. To the extent that we need to obtain foreign currency funding for capital projects as defined under foreign exchange regulations, we would be required to obtain approval from the State Administration of Foreign Exchange.

Consolidated Results of Operations

The following table sets forth, for the periods indicated, certain income and expense items as a percentage of our sales of goods from our consolidated statements of income:

	Year Ended December 31,
	2000(1)	2001(1)	2002
	(percent)

Sales of goods	100.0%	100.0%	100.0%
Cost of goods sold	62.5	72.8	79.5
	--------------	--------------	--------------
Gross profit	37.5	27.2	20.5
Other revenues	3.4	3.9	3.1
Expenses related to other revenues	2.5	3.7	2.7
	--------------	--------------	--------------
Other revenues, net	0.9	0.2	0.4
Selling and distribution expenses	1.5	2.1	3.0
General and administrative expenses	7.0	6.7	4.3
Research and development expenses	1.8	0.9	0.8
Other (income) expenses	0.1	(0.8)	0.1
	--------------	--------------	--------------
Operating income	28.0	18.5	12.7
Finance costs	4.0	3.4	2.9
	--------------	--------------	--------------
Operating income after finance costs	24.0	15.1	9.8
	=========	=========	=========

_____________

(1)	See "-The Reorganization" for an explanation of our financial statement presentation prior to our reorganization.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

Our total revenues amounted to RMB17,315.6 million (US$2,091.2 million) for 2002, representing an increase of RMB706.1 million, up 4.3%, from 2001's total revenues of RMB16,609.5 million. Total revenues include sales of goods and other revenues. Sales of goods consist of sales of alumina and primary aluminum products and accounted for 96.3% and 97.0% of our total revenues for 2001 and 2002, respectively. Our sales of goods increased by 5.0% from RMB15,987.9 million for 2001 to RMB16,792.8 million (US$2,028.1 million) for

2002, representing an increase of RMB804.9 million. The increase was primarily due to the increase in our sales volume. Our external sales volume of alumina increased by 16.6% from 3,207,800 tonnes for 2001 to 3,740,500 tonnes for 2002. Our external sales volume of primary aluminum increased by 8.4% from 699,800 tonnes for the year ended December 31, 2001 to 758,600 tonnes for the year ended December 31, 2002.

However, the above increase in sales volume was offset by a decrease in selling price per tonne. The average external sales price per tonne for our alumina decreased by 12.9% from RMB1,896.0 for the year ended December 31, 2001 to RMB1,649.7 (US$199.2) for the year ended December 31, 2002. The average sales price per tonne for our primary aluminum decreased by 3.2% from RMB11,885.7 per tonne for the year ended December 31, 2001 to RMB11,500.2 (US$1,388.9) per tonne for the year ended December 31, 2002. This price decrease was primarily a result of a decrease in international alumina and primary aluminum spot prices as of December 31, 2002 as compared with December 31, 2001. The percentage decrease in our average selling prices for alumina and primary aluminum was similar to the percentage decrease in the international spot prices for alumina and primary aluminum.

Other revenues consist of sales of scrap and other materials, the sale of electricity, heat, water and gas, services, interest income and income from investment securities. Our other revenue decreased from RMB621.6 million in 2001 to RMB522.9 million (US$63.2 million) in 2002 primarily as a result of a decrease in the sales of scrap and other materials.

Cost of Goods Sold

Our cost of goods sold increased by 14.7% from RMB11,646.3 million in 2001 to RMB13,358.4 million (US$1,613.3 million) in 2002. Although the unit costs of primary aluminum and alumina decreased, the cost of goods sold for primary aluminum and alumina still increased by 5.6% and 23.6%, respectively, as a result of the increase in sales volume of primary aluminum and alumina.

Selling and Distribution Expenses

Our selling and distribution expenses consist of freight and transportation, packaging and advertising for our products and other related expenses. Our selling and distribution expenses increased by 49.7% from RMB335.2 million in 2001 to RMB501.8 million (US$60.6 million) in 2002. We took measures to integrate our sales networks to enhance our efficiency in 2002. However, the market conditions for sales of alumina in the first ten months of 2002 remained depressed. To increase sales, we paid a portion of the transportation, packaging and loading costs for our customers. As a result of our promotions, our sales volumes increased, causing our selling and distribution expenses to increase by RMB126.8 million in 2002.

General and Administrative Expenses

Our general and administrative expenses include management and staff salaries and welfare expenses, office equipment maintenance and repairs, provision for doubtful accounts receivable, government levies and surcharges and other miscellaneous expenses. General and administrative expenses decreased by 32.5% from RMB1,074.4 million in 2001 to RMB725.0 million (US$87.6 million) in 2002. The decrease was mainly due to the recovery of accounts receivable in 2002 for the years prior to 1999 and such amounts recovered were set off against a portion of the provision for doubtful accounts receivable. As a result, general and administrative expenses decreased by RMB151.3 million in 2002. The centralization of management in 2002 reduced a number of administrative expenses, including the remuneration payable to executive staff, which decreased by RMB35.63 million.

Research and Development Expenses

Our research and development expenses relate to costs associated with developing new technologies to improve production efficiency at our plants. Our research and development expenses decreased by 8.4% from RMB144.0 million in 2001 to RMB131.9 million (US$15.9 million) in 2002. The decrease was primarily due to the centralization of project management and controls imposed by our headquarters to avoid redundant projects.

Other Income/Expenses

Our other income net of other expenses consists of government subsidies, foreign exchange losses or gains, unrealized losses or gains on short-term investments and futures contracts, which decreased from a net income of RMB136.3 million in 2001 to a net expense of RMB16.09 million (US$1.9 million) in 2002. The decrease was caused by gains recorded only in 2001. We recorded a gain in 2001 of RMB103.0 million relating to a settlement reached with the State Development Bank for settlement of outstanding interest payable by us. We experienced an exchange loss of RMB28.28 million in 2002 and an exchange gain of RMB9.91 million in 2001 due to the fluctuation in exchange rates for our foreign currency short-term deposits and foreign currency bank loans.

Operating Income

Our operating income decreased by 28.2% from RMB2,958.1 million in 2001 to RMB2,122.7 million (US$256.4 million) in 2002. Our operating income as a percentage of our sales of goods decreased from 18.5% in 2001 to 13.0% in 2002 because our cost of goods sold increased due to an increase in our sales of alumina and primary aluminum at lower prices than in 2001.

Finance Costs

Our finance costs decreased by RMB58.8 million, or 10.7%, from RMB549.4 million in 2001 to RMB490.6 million (US$59.2 million) in 2002. The decrease was mainly attributable to the centralization of our cash management function, which reduced the level of idle funds at the plant level and improved our overall use of funds. In addition, we expedited the collection of accounts receivable and reduced our inventory levels, which reduced the funds we needed to operate our business. We also negotiated with our bank lenders to reduce the interest rates of our short-term loans.

Income Taxes

Our income tax expense decreased from RMB756.8 million in 2001 to RMB183.4 million (US$22.1 million) in 2002. The decrease was mainly attributable to preferential tax rates that three of our plants, Guizhou, Pingguo and Qinghai, received from the Government of China relating to its national policy of developing China's western region. The income tax rates for those plants were reduced from 33% to 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as the three plants maintain qualified operations in their respective regions. Meanwhile, the decrease in taxable income for 2002 also led to a decrease in income tax expense.

During 2002, our effective tax rate was 11.2%, which was lower than the statutory tax rate of 33.0%. This was mainly due to a combination of factors including certain income that was not subject to income tax, the preferential income tax treatments enjoyed by the three plants in the western region, a subsidiary of ours was taxed at a reduced income tax rate of 15%, and an 18% income tax refund in respect of the income tax paid by the three plants at the rate of 33% in 2001.

Minority Interests

Minority interests decreased from RMB63.7 million in 2001 to RMB46.8 million (US$5.6 million) in 2002 primarily as a result of a decrease in profitability of our subsidiary, Shandong Aluminum Co. Ltd.

Net Income for the Year

As a result of the foregoing, our net income for the year decreased by 11.7% from RMB1,588 million in 2001 to RMB1,402 million (US$169.3 million) in 2002.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues

Our total revenues decreased by 9.1% from RMB18,270.9 million in 2000 to RMB16,609.5 million (US$2,006.8 million) in 2001. Total revenues include sales of goods and other revenues. Sales of goods accounted for over 96.7% and 96.3% of our total revenues for 2000 and 2001, respectively. Our sales of goods decreased 9.5% from RMB17,664.1 million in 2000 to RMB15,987.9 million (US$1,931.7 million) in 2001. The decrease was primarily due to a 35.1% decrease in the average external sales price per tonne for our alumina, from RMB2,919.4 in 2000 to RMB1,896.0 (US$229.1) in 2001, which was offset in part by a 14.3% increase in the external sales volume of alumina from approximately 2.8 million tonnes for 2000 to approximately 3.2 million tonnes for 2001. This price decrease was primarily a result of the decrease in international alumina spot prices and a large influx of alumina imports into China in 2001.

To a lesser extent, a 13.8% decrease in the average sales price for our primary aluminum products from RMB13,782.8 per tonne in 2000 to RMB11,885.7 (US$1,436.1) per tonne in 2001 also contributed to the decrease in our sales of goods for 2001. The decrease in the average sale price for our primary aluminum products was partially offset by an 11.4% increase in the sales volume of primary aluminum from 564,660 tonnes for 2000 to 628,832 tonnes for 2001.

Cost of Goods Sold

Our cost of goods sold increased 5.5% from RMB11,040.0 million in 2000 to RMB11,646.3 million (US$1,407.1 million) in 2001 due to a 7.8% increase in the cost of goods sold for the primary aluminum segment as a result of an increase in sales volume despite decreases in unit production costs. Due to the relatively greater weight of the primary aluminum segment in the total cost of goods sold for 2001, the increase in the cost of goods sold for the primary aluminum segment offset the decrease of 4.8% in the cost of goods for the alumina segment in 2001 which was attributable to decreases in unit production costs in spite of the increase in the sales volume of alumina during the year.

Selling and Distribution Expenses

Our selling and distribution expenses consist of loading and transportation, packaging, advertising for our products and other related expenses. Our selling and distribution expenses increased 29.4% from RMB259.1 million in 2000 to RMB335.2 million (US$40.5 million) in 2001. In 2001, the market conditions were difficult for alumina sales. This increase in our selling and distribution expenses was primarily due to a 28.0% increase in transportation, packaging and loading expenses that we paid on behalf of our customers to promote sales, particularly in relation to our alumina segment. The increase was also attributable to our increased sales volume in both segments.

General and Administrative Expenses

Our general and administrative expenses include management and staff salaries and welfare expenses, office equipment maintenance and repairs, provision for doubtful receivables, government levies and surcharges and other miscellaneous expenses. General and administrative expenses decreased by 13.7% from RMB1,245.1 million in 2000 to RMB1,074.4 million (US$129.8 million) in 2001, in part due to a 47.4% reduction in salaries and welfare expenses from RMB500.3 million for 2000 to RMB263.3 million (US$31.8 million) for 2001, as compared with substantial compensation paid in 2000 linked to our earnings increase in that year. General and administrative expenses also declined as a result of a 63.0% reduction in repair and maintenance expenses from RMB106.7 million for 2000 to RMB39.5 million (US$4.8 million) for 2001. Such decreases were partially offset by an increase of RMB65.9 million (US$8.0 million) in provisions for accounts receivable overdue for three years.

Research and Development Expenses

Our research and development expenses relate to costs associated with developing new technologies to improve production efficiency at our plants. Our research and development expenses decreased 53.5% from RMB309.5 million in 2000 to RMB144.0 million (US$17.4 million) in 2001, primarily due to reductions as a result of the centralization of project management and controls imposed by our headquarters to avoid project duplications.

Other Income/Expenses

Other income/expenses include various exceptional or non-recurring items such as government tax subsidies, waiver of interest by state-owned banks, net exchange loss or gain,

and various penalties, fines and damages. Our other income net of other expenses increased from RMB16.0 million in net expenses in 2000 to RMB136.3 million (US$16.5 million) in net income in 2001 primarily due to a gain of RMB103.0 million as a result of waiver of the outstanding interest payable relating to a bank loan and a sharp decrease of RMB82.2 million in various penalties, fines and compensations payable by us, offset by a decrease in net exchange gain by RMB13.4 million.

Operating Income

Our operating income decreased 40.3% from RMB4,954.4 million in 2000 to RMB2,958.1 million (US$357.4 million) in 2001. Our operating income as a percentage of sales of goods decreased from 28.0% in 2000 to 18.5% in 2001.

Finance Costs

Our finance costs decreased by RMB158.8 million, or 22.4%, from RMB708.2 million in 2000 to RMB549.4 million (US$66.4 million) in 2001 due primarily to a decrease in interest expenses as a result of the debt-for-equity swap and low-cost refinancing. We benefited from a reduction in our finance costs in the amount of RMB76.9 million (US$9.3 million) as a result of the transfer to Chinalco of RMB4,950.1 million of our debt obligations as part of the debt-for-equity swap and the related waiver of interest charges beginning April 1, 2000. Accordingly, interest on these obligations was effectively waived for all of 2001. The remaining reduction in interest expense was due to our refinancing with loans at lower interest rates.

Income Tax

Our income tax expenses decreased from RMB1,589.5 million in 2000 to RMB756.8 million (US$91.4 million) in 2001 due to the decrease in our taxable income for 2001.

During 2001, our effective income tax rate was 31.4%, which was lower than the statutory rate of 33.0%, as part of our income was non-taxable. Income not subject to taxation comprised interest waived by banks in 2001 of approximately RMB103.3 million. See Note 12 to our audited financial statements beginning on page F-30.

Minority Interests

Minority interests decreased from RMB134.6 million in 2000 to RMB63.7 million (US$7.7 million) in 2001 primarily as a result of the decreases in net income of our subsidiary, Shandong Aluminum Industry Co. Ltd.

Net Income for the Year

As a result of the foregoing, our combined net income decreased 37.1% from RMB2,523.0 million in 2000 to RMB1,588.1 million (US$191.9 million) in 2001.

Discussion of Segment Operations

We began accounting for our operations on a segmental basis, that is, the alumina and primary aluminum segments as well as the corporate and other services segment commencing on July 1, 2001. Although we had not separated our operations into these segments in the first half of 2001, for the purposes of the following discussions, we have reconstructed the financial results on a segmental basis also for the first half of 2001. Consequently, we would like to caution investors not to place undue reliance on historical segmental operating revenues, operating expenses or operating income. However, the information can be used as a reference for evaluation of the economic efficiency of these segments.

Unless otherwise indicated, also included in these segments are other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income and dividends from unlisted securities investments, included in other revenues, are not attributed to any segments. For additional data and information relating to our business segments and segment presentation, see Note 3 to our audited financial statements beginning on page F-19.

The following table sets forth (i) revenues by segment for the periods indicated, and (ii) the contribution of external sales and inter-segment sales for 2002 as a percentage of sales of goods for such period, both before and after elimination of inter-segment sales.

	Year Ended December 31,			Before Elimination of Inter-segment Sales	After Elimination of Inter-segment Sales
	2000	2001	2002	2002	2002
	RMB	RMB	RMB
		(in millions)
Sales of goods
Alumina:
External sales	8,751.3	7,056.7	7,459.0	39.0%	44.4%
Inter-segment sales	2,526.5	2,124.6	2,320.6	12.2%	-
	11,277.8	9,181.3	9,779.6	51.2%	44.4%
Primary aluminum:
External sales	8,870.6	8,888.1	9,268.1	48.5%	55.2%
Corporate and other services:
External sales	42.2	43.1	65.7	0.3%	0.4%
Total sales of goods before inter-segment eliminations	20,190.6	18,112.5	19,113.4
Elimination of inter-segment sales	(2,526.5)	(2,124.6)	(2,320.6)
Total sales of goods	17,664.1	15,987.9	16,792.8
	========	========	========

The following table sets forth, for the periods indicated, sales of goods, costs of goods sold, other costs net of other revenues and other income, and operating income (loss) by segment before and after elimination of inter-segment transactions.

	Year Ended December 31,
	2000	2001	2002
	RMB	RMB	RMB
		(in millions)
Alumina:
Sales of goods	11,277.8	9,181.3	9,779.6
Cost of goods sold	(6,544.4)	(6,228.3)	(7,697.5)
Other costs, net of other revenues and other income	(628.3)	(831.6)	(702.4)
Operating income	4,105.1	2,121.4	1,379.7

Primary aluminum:
Sales of goods	8,870.6	8,888.1	9,268.1
Cost of goods sold	(6,937.7)	(7,479.9)	(7,902.6)
Other costs, net of other revenues and other income	(417.0)	(190.8)	(222.0)
Operating income	1,515.9	1,217.4	1,143.5

Corporate and other services:
Sales of goods	42.2	43.1	65.7
Cost of goods sold	(29.5)	(38.3)	(48.0)
Other costs, net of other revenues and other income	(4.3)	(30.5)	(75.6)
Operating income	8.4	(25.7)	(57.9)

Segment operating income before unallocated operating loss and inter-segment elimination	5,629.4	3,313.1	2,465.3
Unallocated operating loss	(620.0)	(330.6)	(311.7)
Inter-segment elimination	(55.0)	(24.4)	(30.9)
Total operating income	4,954.4	2,958.1	2,122.7
	=========	=========	=========

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Alumina Segment

Sales of Goods. Our total sales of goods of the alumina segment increased by RMB598.3 million to RMB9,779.6 million (US$1,181.1 million) in 2002, up 6.5% over 2001.

We sell alumina to our smelters and to external domestic smelters. Revenue from the external sales of alumina in 2002 rose by RMB88.7 million, up 1.5% compared with 2001, mainly due to an increase in the external sales volume of alumina from 3,207,800 tonnes in 2001 to 3,740,500 tonnes in 2002, up 16.6%. We lowered our external sales price of alumina a number of times during 2002 to remain competitive with imported alumina which decreased in price during 2002. The effect of the rise in sales volume was offset by the decline in the external sales prices of alumina.

Sales of goods from the sales of alumina to our smelters in 2002 rose by RMB196 million, up 9.2% from 2001 due to an increase in our internal sales volume from 1,200,000 tonnes in 2001 to 1,390,000 tonnes in 2002, up 15.8%. This increase was attributable to the increased amount of alumina used in our increased production of primary aluminum in 2002. The internal sales volume of alumina as a percentage of the total sales volume dropped from 28% in 2001 to 27% in 2002.

Cost of Goods Sold. The total alumina segment cost of goods sold in 2002 increased by RMB1,469.2 million, up 23.6% compared with that of 2001. The total production costs of the alumina segment increased by 9.5% from RMB6,411.4 million in 2001 to RMB7,017.7 million (US $847.5 million) in 2002. Production costs consist of raw materials and supplemental material costs, fuel and power costs, manufacturing expenses, labor costs and depreciation expenses. While production cost is generally a good proxy for analyzing cost of goods sold, differences can arise due to inventory changes. Production costs increased mainly because the production volume of alumina products increased by 15.1%. The decrease in unit production costs of alumina was not enough to offset the increase in volume of alumina being sold at lower prices. The production costs of alumina made up 92.2% and 94.0% of the production costs of the alumina segment in 2001 and 2002, respectively. The production costs of alumina increased by 11.6% from RMB5,908.5 million in 2001 to RMB6,594.1 million (US$796.4 million) in 2002.

The unit production costs of alumina including depreciation expense decreased by 3.4% from RMB1,336.5 per tonne in 2001 to RMB1,290.8 (US$155.9) per tonne in 2002. The unit production costs of alumina not including depreciation expense decreased by 5.8% from RMB1,146.9 per tonne in 2001 to RMB1,080.2 (US$130.5) per tonne in 2002. The decrease was mainly due to the reduction in consumption as a result of technological upgrades to our production facilities, but this decrease was partially offset by the increase in domestic coal prices and production volume in 2002.

Operating Income. Total operating income for the alumina segment decreased by 35.0% from RMB2,121.4 million in 2001 to RMB1,379.7 million (US$166.6 million) in 2002 primarily as a result of a 23.6% increase in the cost of goods sold, which was partially offset by an increase of 6.5% in sales of goods of this segment. Our operating income as a percentage of the sales of goods decreased from 23.1% in 2001 to 14.1% in 2002. This decrease in operating income can be attributed to us selling a greater volume of alumina at lower average selling prices in 2002 as compared to 2001.

Primary Aluminum Segment

Sales of Goods. Our total sales of goods of the primary aluminum segment increased by RMB380 million to RMB9,268.1 million (US$1,119.3 million) in 2002, up 4.3% over 2001. This is mainly attributable to an increase of 8.4% in the sales volume of primary aluminum, which was partially offset by a 3.2% decrease in the average sales price for our primary aluminum.

Cost of Goods Sold. The total cost of goods sold for our primary aluminum segment increased by 5.7% from RMB7,479.9 million in 2001 to RMB7,902.6 million (US$954.4 million) in 2002 mainly due to the increase in primary aluminum sales volume. Production costs of the primary aluminum segment increased by 16.3% from RMB7,351.1 million in 2001 to RMB8,548.3 million (US$1,032.4 million) in 2002. Production costs of the primary aluminum segment include raw materials and supplemental materials costs, fuel and power costs, labor costs, manufacturing expenses and depreciation expenses in the production of primary aluminum and carbon. The increase in production cost was attributable to an increase in production volume of primary aluminum. Production costs of primary aluminum accounted for 83.1% and 74.7% of the total production costs of the segment for 2001 and 2002, respectively.

The unit production costs of primary aluminum as a product including depreciation expense increased by 1.6% from RMB9,673.7 per tonne in 2001 to RMB9,823.8 (US$1,186.4) per tonne in 2002. The unit production costs of primary aluminum not including depreciation expense increased by 2.5% from RMB8,774.5 per tonne in 2001 to RMB8,990.8 (US$1,085.8) per tonne in 2002. The increase was mainly due to a change in our practice of charging cost prices for internal sales of alumina during January to June 2001 to selling at market prices for internal sales of alumina from July 1, 2001. If the cost of alumina from our alumina facilities was computed on the same basis as in the previous year, the unit production costs of primary aluminum not including depreciation expense would have amounted to RMB8,514.9 (US$1,028.4) per tonne, representing a decrease of 3.0% as compared with that in the previous year. The decrease in unit production costs of primary aluminum was a result of management improvements, technological upgrades and the use of less raw materials at our production facilities.

Operating Income. Operating income of the primary aluminum segment decreased by 6.1% from RMB1,217.4 million in 2001 to RMB1,143.5 million (US $138.1 million) in 2002. The operating income of our primary aluminum segment as a percentage of that segment's sales of goods decreased from 13.7% in 2001 to 12.3% in 2002.

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses for our headquarters and research and development services and profit from product sales of our Research Institute to external customers. Operating loss for the segment increased from a loss of RMB25.7 million in 2001 to a loss of RMB57.9 million (US$7.0 million) in 2002.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Alumina Segment

Sales of Goods. Our total alumina segment sales of goods decreased 18.6% from RMB11,277.8 million in 2000 to RMB9,181.3 million (US$1,109.3 million) in 2001. The decrease was due to a decrease in the external sales price for alumina, offset in part by an increase in sales volume. The price decrease was primarily a result of a global decline in international market prices for alumina and a large influx of imported alumina into China in 2001.

Sales of alumina as a product constituted 82.9% of the sales of our alumina segment in 2001. We sell alumina to our smelters as well as to external domestic smelters. Revenues from external sales of alumina decreased 23.1% from RMB8,143.1 million in 2000 to RMB6,266.0 million (US$757.1 million) in 2001. The principal reason for the decrease in external sales revenue in 2001 was the decrease in the weighted average external sales price of alumina in 2001. In 2001, we made a number of price adjustments to our external alumina sales price, in line with the decreases in alumina import prices. The effect of decreases in our alumina prices was partially offset by an increase in external sales volume of 14.3% from 2.8 million tonnes in 2000 to approximately 3.2 million tonnes in 2001.

Revenues from sales of alumina internally to our smelters decreased 11.6% from RMB2,402.9 million in 2000 to RMB2,124.6 million (US$257.0 million) in 2001. The decrease in internal alumina sales was attributable to the decreases in internal alumina sale volume and the internal alumina transfer prices. The volume of internal sales decreased 3.2% from 1.3 million tonnes in 2000 to 1.2 million tonnes in 2001, representing 31.4% and 28%, respectively, of the total alumina sales volume in 2000 and 2001. The decrease in our internal sales volume was caused primarily by the increased use of imported alumina by our Qinghai plant for its processing or tolling businesses. Since July 1, 2001, we have priced all internal alumina sales at market prices. Consequently, declines in market price for alumina also reduced per tonne revenues in our internal sales.

Cost of Goods Sold. The total alumina segment cost of goods sold decreased 4.8% from RMB6,544.4 million in 2000 to RMB6,228.3 million (US$752.5 million) in 2001. Production costs for the alumina segment decreased by 2.6% from RMB6,583.7 million in 2000 to RMB6,411.4 million (US$774.6 million) in 2001. Production costs consist of raw material and supplemental material costs, fuel and power costs, manufacturing expenses, labor costs and depreciation expenses. While production cost is generally a good proxy for analyzing cost of goods sold, differences can arise due to inventory changes. Alumina segment production costs decreased because the decrease in unit production costs of alumina as a product, discussed below, offset an 8.3% increase in production volume for the year. The production costs of alumina as a product made up 91.6% and 92.2% of the production costs of the alumina segment in 2000 and 2001, respectively, with the production costs of the other alumina segment products accounting for the remaining amounts. The production costs of alumina as a product decreased 2.1% from RMB6,032.8 million in 2000 to RMB5,908.5 million (US$713.8 million) in 2001.

The unit production costs of alumina as a product including depreciation expense decreased 9.6% from RMB1,478.4 per tonne in 2000 to RMB1,336.5 (US$161.5) per tonne in 2001. Unit production costs excluding depreciation expenses decreased 11.4% from RMB1,293.8 per tonne in 2000 to RMB1,146.9 (US$138.5) per tonne in 2001. Such decreases were due primarily to a 23.8% decrease in unit manufacturing expenses from RMB251.4 per tonne in 2000 to RMB191.6 (US$23.1) per tonne in 2001. Manufacturing expenses in 2001 decreased because we did not incur similar expenses related to major renovations and improvements to production facilities as those incurred in 2000 and because of coordinated efforts by the management to reduce costs in 2001.

Operating Income. Total operating income for the alumina segment decreased 48.3% from RMB4,105.1 million in 2000 to RMB2,121.4 million (US$256.3 million) in 2001 primarily as a result of an 18.6% decrease in sales of goods, offset partially by a 4.8% decrease in cost of goods sold for this segment. Our operating income as a percentage of sales of goods decreased from 36.4% in 2000 to 23.1% in 2001.

Primary Aluminum Segment

Sales of Goods. Our total primary aluminum segment sales of goods increased slightly from RMB8,870.6 million in 2000 to RMB8,888.1 million (US$1,073.9 million) in 2001. Our revenues from the sales of primary aluminum as a product in 2001 accounted for 86.3% of our total sales of goods for the segment. Sales of goods of primary aluminum as a product decreased 2.7% from RMB7,782.6 million in 2000 to RMB7,571.4 million (US$914.8 million) in 2001. Sales of other products in the segment increased 21.0% from RMB1,088.0 million in 2000 to RMB1,317.0 million (US$159.1 million) in 2001. The decrease in sales of goods of primary aluminum as a product was due to decreases in primary aluminum sales prices, partially offset by increases in the sales volume of primary aluminum as a product. The weighted average sales price of our primary aluminum decreased 13.8% from RMB13,782.8 per tonne in 2000 to RMB11,885.7 (US$1,436.1) per tonne in 2001. Sales volume increased 11.4% from 564,660 tonnes for 2000 to 628,832 tonnes for 2001.

Cost of Goods Sold. The total cost of goods sold for our primary aluminum segment increased 7.8% from RMB6,937.7 million in 2000 to RMB7,479.9 million (US$903.8 million) in 2001 due to the increase in primary aluminum sales volume. Production costs of the primary aluminum segment decreased 0.7% from RMB7,402.1 million in 2000 to RMB7,351.1 million (US$888.2 million) in 2001. Production costs of the primary aluminum segment include raw materials and supplemental materials costs, fuel and power costs, labor costs, manufacturing expenses and depreciation expenses for primary aluminum and carbon. The decrease in production cost was attributable to a decrease in unit production costs, as discussed below, offset by a 7.3% increase in production volume of primary aluminum as a product. The discrepancy between the increase in the cost of goods sold of the primary aluminum segment and the decrease in the production costs of the segment was attributable to the increase in inventory sales. Production costs of primary aluminum as a product accounted for 86.1% and 83.1% of the total production costs of the segment for 2000 and 2001, respectively. The production costs of primary aluminum as a product decreased 4.0% from RMB6,370.4 million in 2000 to RMB6,112.9 million (US$738.5 million) in 2001.

The unit production costs of primary aluminum as a production including depreciation expenses decreased 10.6% from RMB10,821.2 per tonne in 2000 to RMB9,673.7 (US$1,168.8) per tonne in 2001. Unit production costs excluding depreciation expense decreased 12.4% from RMB10,022.0 per tonne in 2000 to RMB8,774.5 (US$1,060.1) per tonne in 2001. This decrease was attributable to a 34.4% decrease in unit manufacturing expenses from RMB994.7 per tonne for 2000 to RMB652.3 (US$78.8) per tonne for 2001 as a result of an extraordinary elimination of major renovation expenses incurred at our plants in 2000 and coordinated efforts to reduce costs. A 15.0% decrease in the cost of alumina to our smelters from RMB2,032.8 per tonne in 2000 to RMB1,730.0 (US$209.0) in 2001 also contributed to the decrease in unit production cost of primary aluminum. Electricity cost remained stable during the period.

Operating Income. Primary aluminum segment operating income decreased 19.7% from RMB1,515.9 million in 2000 to RMB1,217.4 million (US$147.1 million) in 2001. Our primary aluminum segment operating income as a percentage of primary aluminum segment sales of goods decreased from 17.1% in 2000 to 13.7% in 2001.

Corporate and Other Services Segment

Our corporate and other services segment reflected our headquarters expenses, research and development services and product sales of our Research Institute to external customers. Operating income for the segment decreased from an income of RMB8.4 million in 2000 to a loss of RMB25.7 million (US$3.1 million) in 2001.

Liquidity and Capital Resources

Our primary sources of funding are cash generated by operating activities, and short-term and long-term borrowings. Our primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures.

We have historically taken advantage of the significantly lower interest rates on short-term debt to reduce financing costs on our capital expenditures. Interest rates on short-term debt in China have generally been approximately 1% to 2% per annum lower than those on long-term debt. As a result, we have incurred a substantial amount of revolving short-term borrowings, most of which is attributable to us converting long-term debt into short-term debt. Our short-term debt has been incurred as part of our new RMB18,043 million revolving credit facility described below. As of December 31, 2002, our short-term debt amounted to RMB5,103.3 million (US $616.3 million) (including the current portion of long-term debt, which was RMB1,054.0 million (US$127.3 million)) and comprised 50.77% of our total debt. Our current liabilities as of December 31, 2002 exceeded our current assets by RMB2,450.9 million (US$296 million). This negative working capital is a result of a significant decrease in cash and cash equivalents caused by a decrease in cash provided by operations. See "-Net Cash Flow from Operating Activities" for a more detailed description of our decrease in cash and cash equivalents.

Most of the government funding for our capital expenditure projects has been in the form of loans from state-owned banks and commercial banks. As of December 31, 2001 and 2002, we had long-term loans of RMB5,391.9 million and RMB4,949.3 million (US$597.7 million), respectively. Due to the lower interest rates charged on short-term loans, we converted some of our long-term debt to short-term revolving debt thereby decreasing the total amount of our long-term debt. We also repaid approximately RMB689 million of long-term debt in 2002. See "_ Cash Flows from Financing Activities" and Note 28 to our audited financial statements for a detailed description of our long-term debt including interest rate and maturity profile.

In addition to bank debt, we also had capital commitments to purchase property, plant and equipment of RMB7,927 million (US$957.4 million) as of December 31, 2002, of which RMB2,449.3 million (US$295.8 million) had been contracted for, but had not been provided and RMB5,477.9 million (US$661.6 million) had been authorized by us but has not been contracted. We also have operating lease commitments of RMB6,656 million (US$803.9 million) as of December 31, 2002, of which RMB142.0 million (US$17.1 million) are due within a year,

RMB568.0 million (US$68.6 million) are due between one and five years and RMB5,946.2 million (US$718.1 million) are due in more than five years.

Our leverage ratio, or our total debt divided by the aggregate of our total debt plus owners' equity, has significantly decreased from 43.5% as of December 31, 2001 to 39.3% as of December 31, 2002. This was primarily the result of an increase in retained earnings and the proceeds from the exercise of the over-allotment option from our global offering.

In addition to internally generated funds as well as the remainder of the proceeds from our global offering, we may continue to rely on bank borrowings to finance our capital expenditure plans.

Our ability to obtain external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

  obtaining PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which, depending on the circumstances, may include one or more approvals from the National Development and Reform Commission, the State Administration of Foreign Exchange, the Ministry of Commerce and the China Securities Regulatory Commission;
  our future results of operations, financial condition and cash flows;
  the cost of financing and the condition of financial markets; and
  the potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

In view of our credit and the availability of funds in China, we currently do not foresee significant difficulties in obtaining bank borrowings. We plan to finance our capital expenditure projects and related expenditures principally through cash generated by operating activities, short-term and long-term debts and the remainder of the net proceeds from our global offering. We have also established standby credit facilities with domestic banks for an aggregate of RMB18,043 million to finance any capital shortfall related to our alumina and primary aluminum projects and for relevant working capital purposes. We believe that our working capital is sufficient to meet our present needs.

Cash and Cash Equivalents

Included in our cash and cash equivalents as of December 31, 2002 were amounts denominated in foreign currencies of RMB674.6 million, comprising US$73,743,000 and HK$58,553,000.

The following table sets forth, for the periods indicated, a condensed summary of our statement of cash flows:

	For the Year Ended December 31,
	2000	2001	2002
	RMB	RMB	RMB
		(in millions)
Cash flows from operating activities:
Net cash provided by operations (1)	6,272.2	4,678.1	4,101.1
Net change in working capital (2)	(222.5)	(1,630.1)	(201.6)
Net interest paid for investment	(1,588.3)	(480.7)	(862.4)
Profit distributed to Chinalco and dividends paid	(109.6)	(142.2)	(218.0)
PRC income tax paid and others	(222.1)	(484.2)	(323.3)
Total	4,129.7	1,940.9	2,495.8
	========	========	========
Cash flows from investing activities:
Capital expenditures	(1,776.1)	(2,944.5)	(3,894.2)
Sale of fixed assets and net sales of investments	76.0	(102.8)	(3.8)
Net increase in bank deposits	(316.8)	471.7	75.1
Total	(2,016.9)	(2,575.6)	(3,822.9)
	========	========	========
Cash flows from financing activities:
Net borrowings	(1,621.5)	807.6	(956.9)
Net proceeds from issue of shares	-	3,098.6	-
Net (distributions to) contributions from
Chinalco and minority shareholders	(801.2)	(750.3)	205.4
Others (3)	(87.2)	(47.8)	101.0
	========	========	========
Total	(2,509.9)	3,108.1	(650.5)
	========	========	========
Net increase (decrease) in cash and cash equivalents	(397.1)	2,473.4	(1,977.6)
	========	========	========

______________________

(1)

Represents income (loss) before income tax and minority interests as adjusted for depreciation expense, loss on disposal of fixed assets, interest waived written back in 2000 and 2001, interest income, and interest expenses.

(2)	Represents decrease (increase) in inventories, accounts receivable and other receivable, accounts payable and other payables, including amounts due from and due to related parties.
(3)	Represents (increase) decrease in bank deposits pledged, and acquisition of minority interests in 2001.

Net Cash Flow from Operating Activities

Net cash provided by operations decreased by 12.3% from RMB4,678.1 million in 2001 to RMB4,101.1 million (US$495.3 million) for 2002. The decrease was primarily the result of decreases in sales prices for alumina and primary aluminum, which were partially offset by an increase in sales volume of alumina and primary aluminum in 2002. Of the net cash provided by operations during 2002, RMB862.4 million (US$104.2 million) was used for interest payments (net of interest received), RMB323.3 million (US$39.0 million) was used to pay income tax, and RMB218.0 million (US$26.3 million) was used for profit distribution to shareholders.

We implemented a centralized cash management system in 2002. We expect that this system will help:

  centralize and simplify internal clearing and settlement procedures;
  utilize excess bank deposits to reduce bank borrowings;
  reduce accounts receivable; and
  improve the efficiency of our internal funds management.

Cash Flows from Investing Activities

During the years ended December 31, 2001 and 2002, 100.0% of cash from investing activities was used for capital expenditures. Our cash outlays for capital expenditure projects amounted to RMB2,944.5 million and RMB3,894.2 million (US$470.3 million) for the years ended December 31, 2001 and 2002, respectively. In 2002, our capital expenditure program was the major contributor to our increase in alumina production capacity of 580,000 tonnes and an increase of 42,000 tonnes in primary aluminum production capacity. See "- Capital Expenditure Plan" and "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan" for a detailed description of our capital expenditure plans.

Cash Flows from Financing Activities

Cash out flows from financing activities amounted to RMB650.5 million (US$78.6 million) in 2002 resulting from a decrease of RMB956.9 million (US$115.6 million) in net loan borrowings and a decrease in bank deposits pledged to RMB101.0 million (US$12.2 million).

The aggregate maturities of our outstanding long-term bank loans as of December 31, 2002 were as follows:

Maturity Date	Principal Outstanding as of December 31, 2002
	RMB	US$(1)
	(in millions)

2003	841.1	101.6
2004	889.4	107.4
2005	1,231.1	148.7
2006	830.6	100.3
2007 and thereafter	1,642.8	198.4
	--------------	--------------
Total	5,435.0	656.4
	=======	=======

_______________

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2002 of US$1.00 to RMB8.2800.

Note 28 to our audited financial statements for a more detailed description of our long-term debt including interest rate and maturity profile.

Our net borrowings for the year ended December 31, 2000, 2001 and 2002 were as follows:

	As of December 31,
	2000	2001	2002	2002
	RMB	RMB	RMB	US$(1)
	(in millions)

Short-term debt	2,755.5	4,153.3	4,049.3	489.0
Long-term debt	7,339.2	6,716.1	6,003.3	725.0
Total debt	10,094.7	10,869.4	10,052.6	1,214.1
	===========	===========	===========	===========
Cash and cash equivalents	(1,800.2)	(4,273.7)	(2,296.1)	(277.3)
Net debt	8,294.5	6,595.7	7,756.5	936.8
	===========	===========	===========	===========

_______________

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2002 of US$1.00 to RMB8.2800.

As of December 31, 2002, we had no secured bank loans and we did not guarantee any banking facilities.

As of December 31, 2002, Chinalco guaranteed RMB4,300.9 million (US$519.4 million) of our bank loans. The guarantees by Chinalco and its subsidiaries to various banks in respect of banking facilities and loans granted to third parties as of December 31, 2000 remained with Chinalco after our reorganization.

As of December 31, 2002, we had total banking facilities of RMB 18,043 million (US$2,179.1 million), inclusive of long-term facilities of approximately RMB9,111 million (US$1,100.4 million) and other loan facilities of approximately RMB8,931 million (US$1,078.6 million). Out of the total banking facilities granted, amounts totaling RMB 10,813 million (US$1,305.9 million) have been utilized as of December 31, 2002. Approximately RMB14,433 million (US$1,731.1 million) in bank facilities needs to be renewed in 2003. We are confident that we will be able to renew this facility when it expires.

Foreign Exchange Rate Risk

We conduct our business primarily in renminbi. As of December 31, 2002, we had outstanding loans of 20.0 million Euro and 10.6 million Danish krone and bank balances of US$73.7 million and HK$58.6 million. The discussion on gain/loss recognized during the period in respect of exchange rate fluctuations has been covered in "- Other Income/Expenses" in this section.

To avoid taking foreign exchange rate risk, we repaid foreign currency loans of 18.6 million Euro and 1.1 million Danish krone in February 2003.

The renminbi is not a freely convertible currency. The fluctuations in renminbi exchange rates will affect our ability to perform its foreign exchange denominated obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong dollars or to pay dividends in respect of American depositary receipts in United States dollars. We believe that we are able to obtain sufficient foreign exchange for the performance of such obligations.

Inflation

According to the State Statistical Bureau, China experienced deflation of 0.8% and 1.5% in 1998 and 1999, respectively, and inflation of 0.4% and 0.7% in 2000 and 2001, respectively, and deflation of 0.8% in 2002. As a result, inflation in the PRC has not had a significant impact on our results of operations in recent years.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HK GAAP which differs in various material respects from U.S. GAAP. These material differences, as they apply to our financial statements, relate primarily to the following:

  Under HK GAAP, only finance costs that are directly attributable to the acquisition and construction of qualifying assets are capitalized during the period of time that is required to acquire and construct that asset. Under U.S. GAAP, in addition to finance costs that are directly attributable to the acquisition and construction of a qualifying asset, an entity would also capitalize finance costs incurred on other debt when the qualifying capital expenditure exceeds the amount of the related directly attributable debt. Both HK GAAP and U.S. GAAP limit the finance costs capitalized to the amount of finance costs incurred.
  Under HK GAAP, fixed assets transferred from Chinalco to us were accounted for under the acquisition accounting method and were revalued at fair value. Under U.S. GAAP, the new cost basis was not established in a common control transaction and the fixed assets were recorded at Chinalco's carrying value.
  Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life over not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subject to annual impairment testing and is written down if the carrying value exceeds its fair value.
  Under HK GAAP, the mining rights we acquired from Chinalco were capitalized and amortized on our books. Under U.S. GAAP, the new cost basis was not established in a common control transaction and the mining rights were recorded at Chinalco's carrying value.
  Under HK GAAP, we record our pro rata share of the jointly owned assets at our Guizhou plant. Under U.S. GAAP, we would record the entire amount of our jointly owned assets and record the un-owned portion of these assets as minority interests.
  Under HK GAAP, gains (losses) realized on modification of debt are classified as operating income (expenses). Under U.S. GAAP, such gains (losses), net of taxes, would be classified as extraordinary items on the combined statements of income and are therefore not included in the determination of operating income.

See Note 34 to our audited financial statements beginning on page F-57 for further information, additional qualitative disclosures required and recent accounting pronouncements under U.S. GAAP.

Capital Expenditure Plan

The following table sets forth our capital expenditures by segment for 2000, 2001 and 2002, and the capital expenditures in each segment as a percentage of our total capital expenditures for such years.

	Year Ended December 31,
	2000		2001		2002
	RMB	Percent	RMB	Percent	RMB	Percent
	(in millions, except percentages)

Alumina	1,147.8	64.0%	2,457.1	74.4%	3,192.8	80.4%
Primary aluminum	545.8	30.4%	640.1	19.4%	700.6	17.6%
Corporate and other services	7.0	0.4%	27.6	0.8%	49.3	1.2%
Unallocated	94.0	5.2%	177.7	5.4%	29.9	0.8%
Total	1,794.6	100.0%	3,302.5	100.0%	3,972.6	100.0%
	=========	=========	=========	=========	=========	=========

In 2002, we spent most of our 2002 capital expenditure budget of RMB4,196.2 million (US$506.8 million) to improve our alumina and primary aluminum production capacity:

  RMB3,192.8 million (US$386.1 million) of our alumina segment expenditures were used to expand alumina production capacity and to undertake technological improvements to our alumina production processes and facilities, including capacity expansions at our Guizhou, Shanxi, Zhongzhou and Guangxi plants, with expansions amounting to 580,000 tonnes. The remainder was spent on capital improvements relating to environmental protection, bauxite mining and the production of alumina hydroxide, alumina chemicals and gallium; and
  RMB700.6 million (US$84.7 million) of our primary aluminum segment expenditures were used to expand production capacity at our Qinghai smelter, with expansions amounting to 42,000 tonnes, and to undertake technological improvements for our facilities. The remainder was spent on projects to sustain long-term production and for projects relating to environmental protection.

The following table sets forth our planned capital expenditures by segment for each of the years 2003 through 2005 and the expenditures in each segment as a percentage of the total. Actual capital expenditures may differ materially from these planned amounts. All capital expenditures at the Pingguo JV will be financed by debt secured by the assets of the Pingguo JV.

	Year Ended December 31,
	2003		2004		2005		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in millions, except percentages)
Alumina	3,770.8	56.1%	3,310.2	48.8%	2,680.4	65.1%	9,761.4	55.4%
Primary aluminum	2,898.0	43.1%	3,418.2	50.4%	1,387.4	33.7%	7,703.6	43.7%
Corporate and other services(1)	50.0	0.8%	50.0	0.8%	50.0	1.2%	150.0	0.9%
Total	6,718.8	100.0%	6,778.4	100.0%	4,117.8	100.0%	17,615.0	100.0%

__________________

(1)	Includes management information systems and enterprise resource planning system.

For further information with respect to our capital expenditure plan, see "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan."

We have revised our capital expenditure plans from 2001 to reflect our new focus on expanding our alumina production capacity to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities and may take advantage of these opportunities if we determine that it it is in our and our shareholders' best interests.

These are our current plans with respect to our capital expenditures. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans.

Research and Development, Patents and Licences, etc.

Our research and development center coordinates the research and development efforts undertaken at our Research Institute and technology centers at our plants. The Research Institute, the only organization in China dedicated to aluminum research, is responsible for research and development of technologies and associated projects which have general application in all of our plants. The technology centers at our plants focus on providing engineering solutions to, and technological application of, research and development efforts. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

Our total expenditure for research and development was approximately RMB309.5 million, RMB144.0 million and RMB131.9 million (US$15.9 million) for 2000, 2001 and 2002, respectively.

Trend Information

For further information with respect to the trends in our operation and the production markets, see "_ Factors Affecting Results of Operations."

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

All of our directors and supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. Each of our directors and supervisors has entered into a service contract with us for a term of three years. The service contract is not terminable by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of our directors, supervisors or other senior management personnel.

In addition to fixed compensation, our directors are entitled to be paid performance bonuses and stock appreciation rights. As of December 31, 2002, no stock appreciation rights were issued. The executive directors are also entitled to the welfare treatment provided under the relevant PRC laws and regulations.

Directors

All of our directors were duly elected at meetings of our shareholders in September and October 2001 except Mr. Yin Yufu, who was elected as a director at a general shareholders' meeting held on June 12, 2002 in place of Mr. Ding Haiyan. At our general shareholders' meeting held on June 12, 2002, our articles of association were amended to expand the board of directors from seven members to nine members. Mr. Joseph Muscari and Mr. Chen Xiaozhou, representatives of Alcoa and China Cinda, respectively, were appointed as new directors. The appointments of Mr. Yin Yufu, Mr. Joseph Muscari and Mr. Chen Xiaozhou were approved at the shareholders' meeting on June 12, 2002. The business address of each of our directors is No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814. The table and discussion below set forth various information concerning our directors.

Name	Age	Positions with the Company

Guo Shengkun	48	Chairman of the Board of Directors, President and Chief Executive Officer
Liang Zhongxiu	59	Director, Senior Vice President
Xiong Weiping	46	Director, Senior Vice President
Wu Weicheng	57	Director
Chen Xiaozhou	40	Director
Joseph C. Muscari	56	Director
Yin Yufu	59	Director, Deputy General Manager of Guizhou plant
Chiu Chi Cheong Clifton	48	Independent Director
Wang Dianzuo	68	Independent Director

Guo Shengkun, 48, is our Chairman, President and Chief Executive Officer and has been employed by Chalco since September 10, 2001. Since February 2001, Mr. Guo has also been the General Manager of Chinalco. Mr. Guo is also the chairman of our compensation committee. Mr. Guo graduated from Jiangxi Institute of Metallurgy in 1979 with a bachelor's degree in mineral ore dressing and from the Central South University of Technology with a master's degree in management engineering in 1996. Mr. Guo is a professor-level senior engineer with over 22 years of experience in mining and government and corporate administration. From November 1992 to May 1998, Mr. Guo served as director of Guixi Silver Mine, general manager of China Non-ferrous Metals Industry Corporation, Nanchang Branch, and deputy general manager of China Non-ferrous Metals Industry Corporation. Mr. Guo served as deputy director with the State Bureau of Non-ferrous Metals Industry from May 1998 to June 2000, and as chairman of the Supervisory Committee of State Large Enterprises from June 2000 to February 2001. From 1998 to February 2002, Mr. Guo also served as chairman of the board of directors of Shenzhen Zhong Jin Ling Nan, a company listed on the Shenzhen Securities Exchange.

Liang Zhongxiu, 59, is a director and a Senior Vice President of Chalco and has been employed by Chalco since September 10, 2001. Mr. Liang graduated from Anshan Steel and Iron Institute in 1964 specializing in metallurgical mechanics and is a senior engineer with over 38 years of experience in the aluminum industry. From March 1983 to May 1992, Mr. Liang served as deputy director of our Zhengzhou plant and director of the Zhongzhou plant. He was deputy general manager of China Great Wall Aluminum Corporation from May 1992 to January 1998. Mr. Liang served as general manager of Shandong Aluminum Corporation from January 1998 to August 1999 and general manager of China Aluminum Corporation from August 1999 to August 2000. He is also a director of Shandong Aluminum, which is 71.4% owned by us and listed on the Shanghai Stock Exchange. From August 2000 to February 2001, Mr. Liang participated in the establishment of Chinalco. Mr. Liang served as deputy general manager of Chinalco from February to September 2001.

Xiong Weiping, 46, is a director and a Senior Vice President of Chalco and has been employed by Chalco since September 10, 2001. Mr. Xiong graduated from the Central South University of Technology in 1988 with a Ph.D. degree in mining engineering and completed post-doctoral research work in economics at Peking University in 1996. Mr. Xiong, with academic and practical achievements in economics and business management, was a professor and supervisor of Ph.D. students. From February 1994 to November 1998, he was vice president of the Central South University of Technology and dean of its school of business management. From November 1998 to August 1999, Mr. Xiong participated in the establishment of China Copper, Lead and Zinc Corporation and served as its deputy general manager from August 1999 to August 2000. From August 2000 to February 2001, Mr. Xiong participated in the establishment of Chinalco. Mr. Xiong served as deputy general manager of Chinalco from February to September 2001.

Yin Yufu, 59, is a director of Chalco and Deputy General Manager of our Guizhou plant. Mr. Yin has been employed by Chalco since September 10, 2001. He graduated in metallurgical refining from Northeast Institute of Industry and Science in 1966 and is a senior engineer with a wide range of expertise in primary aluminum smelting. From October 1968 to January 2002, Mr. Yin has served in various capacities at the primary aluminum production facilities at our Guizhou plant, including experiences as technician, assistant engineer, deputy head of the general office, deputy director and later director of our Guizhou aluminum plant. Since February 2002, Mr. Yin has been deputy general manager of our Guizhou aluminum plant.

Wu Weicheng, 57, is a director of Chalco. Mr. Wu graduated from the Central South University of Technology in 1968 with a bachelor's degree in metallurgy. Mr. Wu is a senior engineer with extensive production and management expertise. From September 1988 to July 1996, Mr. Wu served as the Director of Series II primary aluminum smelter of our Guizhou aluminum plant, director of Baiyin aluminum plant and deputy general manager of Baiyin Non-

ferrous Corporation. From July 1996 to August 1999, he was general manager of our Qinghai plant. From August 1999 to August 2000, he was deputy general manager of China Aluminum Corporation. From August 2000 to February 2001, Mr. Wu participated in the establishment of Chinalco. Since February 2001, Mr. Wu has been deputy general manager of Chinalco.

Chen Xiaozhou, 40, is a director of Chalco and Assistant to the Chief Executive Officer of China Cinda. Mr. Chen graduated from Hangzhou University in 1983 with a bachelor's degree in economics and obtained a master's degree in economics from the Financial Research Institute of the People's Bank of China. Mr. Chen has served in various positions in the China Construction Bank from August 1988 to August 1999 before he was transferred to the investment banking department of China Cinda in 1999.

Joseph C. Muscari, 56, is a director of Chalco and the Group President - Asia, Latin America of Alcoa Inc., and is responsible for Alcoa's operations and growth initiatives of Alcoa Inc. in those regions. He also retains responsibilities for Alcoa Inc.'s Environment, Health & Safety (EHS), which include policy, standards and strategy. He also is a member of Alcoa Inc.'s Executive Council, the senior leadership group that provides strategic direction for Alcoa Inc. Mr. Muscari graduated from the New Jersey Institute of Technology in 1968 with a degree in industrial engineering. He earned a MBA degree from the University of Pittsburgh in 1969. In 1994, he received an honorary Doctor of Law degree from Salem-Teikyo University. Mr. Muscari was selected to be one of our directors pursuant to the Subscription Agreement we entered into with Alcoa in 2001 in which Alcoa acquired 8% of our common stock.

Chiu Chi Cheong Clifton, 48, is an independent director of Chalco and chairman of our audit committee. Mr. Chiu was appointed as an independent director of Chalco in October 2001. Mr. Chiu graduated from the University of Southern California with a master's degree in business administration in 1977. Mr. Chiu is a U.S. certified public accountant with extensive experience in international finance, securities and accounting. Since January 1996, he has served as vice chairman of the takeover and mergers panel of the Hong Kong Securities and Futures Commission. Since August 1999, Mr. Chiu has also been vice chairman of the Listing Committee of the Growth Enterprise Market of the Hong Kong Stock Exchange. Mr. Chiu is also the managing director of Harvester (Holdings) Company Limited and is an independent director of Shenzhen Expressway Company Limited.

Wang Dianzuo, 68, is an independent director of Chalco. Mr. Wang was appointed as an independent director of Chalco in September 2001. Mr. Wang graduated from the Central South Institute of Mining and Metallurgy with a bachelor's degree in 1961. Mr. Wang is a professor in ore dressing. From March 1985 to October 1991, Mr. Wang was president of the Central South University of Technology. From November 1991 to May 1998, he was president of the Beijing General Research Institute for Non-ferrous Metals. Since June 1998, Mr. Wang has served as vice chairman of China Academy of Engineering. Mr. Wang is also an adjunct professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the U.S. National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

Mr. Ding Haiyan, 44, who had been a director of Chalco since September 10, 2001, resigned from our board of directors as of May 31, 2002. Mr. Yin Yufu was appointed as a director in place of Mr. Ding Haiyan.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors. The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Position with the Company

Luo Tao	49	Chairman of the Committee of Supervisors
Yuan Li	44	Supervisor
Ou Xiaowu	37	Supervisor

Luo Tao, 49, is Chairman of our committee of supervisors. Mr. Luo graduated from Beijing Radio and Television University in 1990 majoring in economics and management. Mr. Luo has a wide range of management experiences in areas of human resources, labor relations and corporate administration. From December 1993 to April 1997, Mr. Luo served as a Deputy Dean of the Beijing General Research Institute for Non-ferrous Metals. From April 1997 to September 1998, he was a deputy director of the Department of Human Resources and Training of China Non-ferrous Metals Industry Corporation. From September 1998 to August 2000, he was director of Department of Human Resources of the State Bureau of Non-ferrous Metals Industry. From August 2000 to February 2001, Mr. Luo participated in the establishment of Chinalco. Mr. Luo has served as deputy general manager of Chinalco since February 2001.

Yuan Li, 44, is a supervisor elected as the representative of our employees and has been employed by Chalco since September 2001. Mr. Yuan graduated from Shanxi Normal University. He has extensive administrative and managerial experiences. He served as a deputy director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation from February 1994 to May 1997 and as head of the Department of Research and Survey from May 1997 to August 1998. Mr. Yuan was Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry from August 1998 to August 2000. From September 2000 to February 2001, Mr. Yuan participated in the establishment of Chinalco. From March to September 2001, Mr. Yuan served as a Deputy Director of the Department of Political Affairs of Chinalco.

Ou Xiaowu, 37, is a supervisor of the Committee of Supervisors of Chalco and deputy general manager of our Guizhou branch and also a senior auditor. Mr. Ou graduated from Xiamen University in 1985 with a bachelor's degree in planning and statistics. Mr. Ou worked with the department of auditing at the China Non-ferrous Metals Industry Corporation as staff member and then section head from July 1985 to July 1998. From August 1998 to September 2000, he participated in the establishment of China Copper, Lead and Zinc Corporation and served as the Deputy Director of its finance department after its establishment. From October 2000 to February 2001, Mr. Ou participated in the establishment of Chinalco. Since February 2001, Mr. Ou has been employed by Chinalco. He was formally a director of general affairs in Chinalco's Finance Department.

Other Senior Management Personnel

The table and discussion below set forth certain information concerning other senior management personnel.

Name	Age	Position with the Company

Li Henglong	59	Vice President
Zhang Chengzhong	42	Vice President
Chen Jihua	35	Vice President and Chief Financial Officer
Song Peikai	56	Vice President

Li Henglong, 59, is a Vice President and has been employed by Chalco since September 10, 2001. Mr. Li graduated from Anshan Steel and Iron Institute with a bachelor's degree in 1964 and graduated in 1986 from the University of Michigan with a Ph.D. degree in mechanic design and building. Mr. Li is a professor-level senior engineer with over 38 years of experience in metallurgical design and research and corporate administration. From August 1964 to August 1991, Mr. Li was an engineer, deputy chief engineer and deputy director of Shenyang Aluminum and Magnesium Design Institute. From August 1991 to August 1998, Mr. Li served as deputy director of the Bureau of Aluminum and Magnesium, director of the Department of Investment and Management and director of the Department of Finance of China Non-ferrous Metal Industry Corporation. From August 1998 to August 2000, Mr. Li participated in the establishment of and was deputy general manager of China Aluminum Corporation. From August 2000 to February 2001, Mr. Li participated in the establishment of Chinalco. From February to September 2001, Mr. Li served as the chief engineer of Chinalco.

Zhang Chengzhong, 42, is a Vice President and has been employed by Chalco since September 10, 2001. Mr. Zhang graduated from Northeastern Institute of Technology in 1982 with a bachelor's degree in non-ferrous metallurgy. Mr. Zhang is a senior engineer with extensive experience in alumina production and research. From November 1990 to July 1995, Mr. Zhang served as deputy director and then director of the alumina production facility in our Shanxi aluminum plant, and the deputy director and then director of the research institute affiliated to out Shanxi aluminum plant. From July 1995 to August 2001, Mr. Zhang served as deputy director and then director of our Shanxi aluminum plant.

Chen Jihua, 35, is a Vice President and our Chief Financial Officer and has been employed by Chalco since September 10, 2001. Mr. Chen graduated from Anhui University in 1987 and from the Central University of Finance and Banking with a master's degree in December 1993. Mr. Chen has participated in a wide range of corporate and financial management projects. From January 1994 to September 1995, he served as Executive Manager of the International Finance Department of China Chenxin Securities Rating Co., Ltd. From October 1995 to December 1999, he served as Chief Financial Officer with Red Bull Vitamin Drinks Co., Ltd and with the China Operations of ALJ Group of Saudi Arabia. From December 1999 to May 2001, he served as Chief Financial Officer with Jitong Network Communications Co., Ltd. From May to September 2001, Mr. Chen served as a financial officer with Chinalco.

Song Peikai, 56, is a Vice President and has been employed by us since 2001. Mr. Song is a professor-grade senior engineer with extensive experience in aluminum production technology and management. He served as Deputy Director of the Shandong aluminum plant, Manager of Shandong Aluminum Corporation from January 1998 to February 1999 and Manager of China Great Wall Aluminum Corporation from May 1998 to January 2002.

Audit and Other Committees

We have established an audit committee to review and supervise our financial reporting process to comply with the Listing Rules, the Exchange Act reporting requirements and applicable rules of the New York Stock Exchange. The primary duties of our audit committee are to review our annual and interim financial reports, review and approve the selection of and renumeration paid to our independent auditors, supervise our internal financial reporting process, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors, and review management policies. The audit committee comprises two independent directors and one non-independent director. The three members for the current term are Mr. Wang Dianzuo, Mr. Chiu Chi Cheong Clifton and Mr. Wu Weicheng, with Mr. Chiu Chi Cheong Clifton serving as the chairman of the committee.

We have also established a compensation committee. Our compensation committee consists of two executive directors and one independent director. The three members for the current term are Mr. Guo Shengkun, Mr. Xiong Weiping and Mr. Wang Dianzuo, with Mr. Guo Shengkun serving as chairman of the committee. Committee members' responsibilities include reviewing compensation policies and performance appraisals with respect to the directors and senior management and reviewing and recommending selection of independent directors, members of the committees under the board of directors and the appointment and removal of senior executives.

We also established a strategic planning committee in April 2002. The strategic planning committee comprises eight directors. Mr. Wang Dianzuo is the chairman and Mr. Xiong Weiping is the vice chairman. The committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and annual rates of return on investments.

Compensation

Directors', Supervisors' and Senior Officers' Compensation

We were incorporated on September 10, 2001. Prior to that we did not exist as an independent legal entity and our operations were conducted by Chinalco and its predecessors. The compensation information set forth below in respect of our directors, supervisors and various other employees, in so far as it relates to periods prior to our incorporation, is stated at historical amounts as if our current structure had been in existence throughout the relevant periods.

Our directors and supervisors receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. For supervisors who are not employed by us, they will receive fees from us. We have entered into service contracts with our directors or supervisors. None of these service contracts provide benefits to our directors upon termination. The aggregate amount of cash compensation we paid for the year ended December 31, 2002 (1) to our five highest paid individuals was RMB2.3 million (US$0.28 million); (2) to our directors (not including our independent directors) was RMB2.2 million (US$0.27 million); (3) to our supervisors was RMB0.8 million (US$0.10 million); (4) to our senior management was RMB2.0 million (US$0.24 million); and (5) to our directors (not including our independent directors), supervisors and senior management as a group was RMB4.9 million (US$0.59 million).

Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders' value, upon the recommendation of our board of directors, our shareholders adopted a special compensation system for our senior management in September 2001. The system is designed to link our senior management's financial interests with our results of operations and performance of our H shares. Under this system, the senior management's compensation consists of three components:

  fixed compensation, including basic salaries and benefits;
  performance bonuses; and
  stock appreciation rights, or SARs, which entitle recipients to receive cash payments to the extent that the market price of the company's H shares at the time of exercise of the SARs is higher than the exercise price as described below, subject to various conditions.

The variable components in our senior management's compensation, such as performance bonuses and SARs, accounts for 65% to 80% of their total potential compensation, not including the directors and supervisors who receive only the performance bonuses. As the seniority level of the recipient rises, SARs constitutes an increasingly large proportion of the recipient's compensation package.

Under the system, the compensation committee of the board of directors has set up key performance indexes, or KPIs, used as bases for eligibility for and allocation of performance bonuses and SARs. The performance evaluation system relies on information provided by the management information system to ensure that the management's performance evaluation process is fair and transparent.

SARs

No shares will be issued under the SARs plan we have adopted. Therefore, the share holding of our shareholders from time to time will not be diluted as a result of the issuance of SARs.

The current SARs plan has a term of ten years from the date of approval by the shareholders' meeting in September 2001. The board of directors may grant SARs annually, but new SARs may not be granted when the cumulative total units of SARs that have been granted exceed a number equal to 10% of our total outstanding shares. Similarly, no new units of SARs may be issued to any individual if the cumulative total units of SARs he or she has received exceed 25% of the cumulative total units of SARs that have been issued and planned to be issued under the plan by us. SARs are in units with each unit representing one share of our outstanding shares. The number of SARs granted to a person may also be adjusted in accordance with the result of performance evaluations as measured by the KPIs.

The power to formulate and implement the SAR plan rests with the compensation committee under our board of directors. The compensation committee recommends the recipients and amount of each grant of SARs, and submits its recommendation to our board of directors for approval. The granted SARs normally expire 10 years after the grant date. The SARs start to vest one year after the date of grant, with one-third of the granted SARs to be vested each year for the next three years. A recipient may exercise at any time duly vested and unexpired SARs.

Our shareholders have approved and we plan to make an initial grant of 24,580,000 SARs. The recipients of the initial grant will include members of the board of directors and the committee of supervisors (excluding independent directors and independent supervisors), our president, vice presidents, heads of segments and managers of departments, branches and subsidiaries. We are in the process of implementing the SARs plan and expect that the plan will be implemented during 2003.

The exercise price of the SARs to be initially granted will be HK$1.38, being our initial public offering price per share. The exercise price of subsequently granted SARs will be the market price on the Hong Kong Stock Exchange of one H share at the date of grant. Upon exercise of the SARs, the exercising participant will receive payment, subject to any withholding tax, equal to the product of the number of SARs exercised multiplied by the difference between the exercise price and the market price of our H shares at the time of exercise. The cost to us arising from the SARs plan is accrued and amortized over the vesting period of the granted SARs. The estimated cost accrued during the vesting period is adjusted for changes in the quoted market value of the shares but will not be adjusted below zero.

As of December 31, 2002, no stock appreciation rights have been issued under the SARs plan adopted by us.

Board Practices

Board of Directors

Pursuant to the articles of association as amended by the shareholders' meeting on June 12, 2002, our board of directors has been expanded to consist of nine directors, one of whom is the chairman. Directors are appointed at the shareholders' general meeting through voting, and serve for terms of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the shareholders' general meeting. The current board of directors was appointed at the interim shareholders' general meeting held on September 10, 2001, except the independent directors. Mr. Wang Dianzuo was appointed on September 24, 2001 and Mr. Chiu Chi Cheong, Clifton was appointed on October 24, 2001. Mr. Yin Yufu, Mr. Joseph Muscari and Mr. Chen Xiaozhou were appointed as directors at the general shareholders' meeting held on June 12, 2002. Mr. Ding Haiyan, who was appointed as director on September

10, 2001, announced his resignation on June 4, 2002, with effect from May 31, 2002. The term of this board of directors will expire on September 10, 2004, or at such time when the shareholders' general meeting appoints a new board of directors. The board of directors is responsible to the shareholders.

Supervisory Committee

We have a supervisory committee composed of three supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be reappointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. The current supervisory committee is comprised of two representatives of Chinalco and one representatives of our staff and workers. Members of the supervisory committee may also observe meetings of the board of directors. This supervisory committee is our first supervisory committee, and was appointed at the interim shareholders' meeting held on September 10, 2001. The term of this supervisory committee will expire on September 10, 2004, or at such time when the shareholders, at a general meeting, appoint a new supervisory committee.

Supervisors will attend board meetings as non-voting members. The supervisory committee is responsible to the shareholders' general meeting and has the following duties and responsibilities:

  to supervise our handling of our financial matters;
  to supervise any acts of directors, the general manager, deputy general manager and other senior officers that are in violation of laws, administrative regulations or our articles of association;
  to request directors, the general manager, deputy general manager and other senior officers to rectify their acts that are detrimental to the interests of Chalco;
  to verify such financial information as financial reports, business reports and profit distribution plans submitted by the board of directors to the shareholders' general meeting, and arrange certified public accountants and auditors to verify issues;
  to propose to convene interim shareholders' general meetings; and
  to bring law suits against directors on behalf of Chalco.

Audit Committee

See "- Directors, Supervisors and Senior Management - Audit and other Committees."

Employees

For each of 2000, 2001 and 2002, we had a total of 78,804, 68,033 and 67,334 employees, respectively. The decrease in 2001 was due to the reduction of our workforce as part of the restructuring of Chinalco in preparation for our global offering in December 2001.

The table below sets forth the number of our employees by function as of December 31, 2002:

Function	Employees	Percentage of Total

Alumina production	36,736	54.6%
Primary aluminum production	18,560	27.6%
Mining	3,997	5.9%
Research and development	1,917	2.8%
Sales and marketing	953	1.4%
Management and other	5,171	7.7%
Total	67,334	100%
	=====	=====

The table below sets forth the number of our employees as of December 31, 2002 by geographic location:

Location	Employees	Percentage of Total

Shandong Shandong Plant	10,492	15.6%
Henan Zhengzhou plant	13,656	20.3%
Zhongzhou plant	4,483	6.6%
Research Institute	597	0.9%
Guizhou Guizhou plant	15,325	22.8%
Guangxi Pingguo plant	5,639	8.4%
Shanxi Shanxi plant	11,810	17.5%
Qinghai Qinghai plant	5,132	7.6%
Beijing Headquarters	200	0.3%
Total	67,334 =====	100% =====

We have workers' unions at the plant level that protect employees' rights and welfare benefits, organize educational programs, encourage employee participation in management decisions, and assist in mediating disputes between us and individual employees. All employees are union members. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relationship with our employees is good.

The remuneration package of our employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, we currently participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. All pension plans for retired employees have been fully contributed up to the date of the reorganization. We also contribute to a welfare fund for our employees. Our contributions to this fund are made at rates ranging from 5% to 10% of our after-tax income. In addition, we are introducing a new employee incentive plan which includes performance bonuses for our employees. We provide to our employees various social welfare benefits through hospitals, schools, retirement homes and other institutions owned by Chinalco and its other affiliates or through third parties. Historically, we paid discretionary retirement benefits to our employees. Since September 10, 2001, we no longer pay discretionary retirement benefits.

Share Ownership

None of our directors, supervisors or senior management own any interest in any shares or options to purchase our shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

We are a joint stock company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, owns 44.4% of our outstanding common shares. The parent company holds a significant portion of our domestic shares in the form of state legal person shares and can exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The parent company has substantial influence over our management and policies and corporate actions, not only in its capacity as the largest shareholder, but also because two of our directors, including our chairman, hold senior management positions with Chinalco and Chinalco has nominated two members of our three-member committee of supervisors.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2002. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

	As of December 31, 2002
Holders of Domestic Shares and H Shares	No. of shares	Approximate % of issued share capital
	(in millions)
Holders of Domestic Shares
Chinalco	4,656.3	44.4%
China Cinda	1,610.3	15.3%
China Orient	602.2	5.7%
China Development Bank	554.9	5.3%
Guangxi Development	196.8	1.8%
Guizhou Development	129.4	1.2%
Holders of H Shares
Alcoa	840.2	8.0%
Other public investors	1,909.7	18.3%

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

To the best of our knowledge, as of December 31, 2002, none of the outstanding H shares was held by United States holders of record, and all of the outstanding ADSs were held by seven United States holders of record. Because domestic shares can only be held by PRC investors, there were no non-PRC holders of record.

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder (defined in Item 10 below), and therefore may not exercise our voting rights with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item 10. Additional Information - Memorandum and Articles of Association

- Restrictions on Controlling Shareholders." In accordance with our articles of association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may effect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

Related Party Transactions

Connected Transactions under Hong Kong Listing Rules

Under the Listing Rules, transactions between us and connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Stock Exchange of Hong Kong. Under the Listing Rules, Chinalco, Guangxi Associate, Guizhou Development and Xinan Aluminum (Group) Company ("Xinan Aluminum") are considered our connected persons. According to certain waivers granted by the Stock Exchange of Hong Kong in connection with our original listing of H shares in December 2001, our independent non-executive directors must review and certify annually that the contracts entered into between us and our connected persons are based on normal commercial terms that are fair and reasonable. The following transactions are exempted from the strict compliance of the requirements under the Listing Rules in relation to connected transactions, subject to certain conditions as stated in the waiver letter issued by the Stock Exchange of Hong Kong.

Although connected transactions are not synonymous with related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy the disclosure requirements under U.S. securities laws. See the table below for a list of the amounts paid under such transactions for the years ended December 31, 2000, 2001 and 2002.

We have the following ongoing connected transactions with Chinalco, our largest shareholder, Guangxi Associate, Guizhou Development and Xinan Aluminum.

  Comprehensive Social and Logistics Services Agreement;
  General Agreement on Mutual Provision of Production Supplies and Ancillary Services;
  Mineral Supply Agreement;
  Provision of Engineering, Construction and Supervisory Services Agreement;
  Land Use Rights Leasing Agreement;
  Buildings Leasing Agreement;

  Receivable and Payable Accounts Agreement;
  Trademarks License Agreement;
  Guarantee of Debts Contract;
  Aluminum Ingots and Alumina Supply Agreement;
  Aluminum Ingots Agency Agreement; and
  Primary Aluminum Supply Agreement.

Comprehensive Social and Logistics Services Agreement

Chinalco provides certain social welfare and logistics services on a continuing basis to us. To regulate our relationship with Chinalco in this regard, we have entered into the Comprehensive Social and Logistics Services Agreement with Chinalco on November 5, 2001 for the provision of social welfare and logistics services.

General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Chinalco retained certain non-core assets and businesses relating to ancillary production supplies and services which include assets and businesses for, among other things, (a) supply of various raw materials required in the course of production of alumina and primary aluminum; (b) provision of transportation and loading services; and (c) the provision of production supporting service, which continue to provide ancillary production supplies and services to us on an ongoing basis.

Chinalco also retained all its assets and businesses relating to aluminum fabrication (except for aluminum fabrication capacity of Shandong Aluminum). It purchases its supply of primary aluminum as well as other alumina products from us. On the other hand, Chinalco transferred to us (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, coal and pitch; and (b) assets and businesses for provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and measurement services. Such assets and businesses continue to provide ancillary production supplies and services to Chinalco.

To regulate the relationship between Chinalco and us in these respects, we entered into a General Agreement on Mutual Provision of Production Supplies and Ancillary Services with Chinalco on November 5, 2001.

Mineral Supply Agreement

Chinalco retained certain assets and businesses relating to several small bauxite mines and limestone quarries in respect of which the mining rights have not been transferred to us. Chinalco continues to provide bauxite and limestone to us on an ongoing basis. Chinalco also purchases bauxite and limestone from other mines and re-sells the bauxite and limestone to us.

To regulate the relationship between Chinalco and us in these respects, we entered into a Mineral Supply Agreement with Chinalco on November 5, 2001.

Provision of Engineering, Construction and Supervisory Services Agreement

Chinalco retained all its operating assets and liabilities relating to metallurgical construction and construction supervisory services and Luoyang Research Institute for Non-ferrous Metals Processing, which specializes in engineering design. The other operating assets and liabilities relating to engineering design services have been transferred to us.

Chinalco has provided and continues to provide metallurgical design, construction and supervisory services to us. In turn, we have provided and continue to provide various research and development services relating to engineering design to Chinalco.

We have entered into a Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco dated November 5, 2001 relating to the provision of such engineering design, construction and supervisory services.

Land Use Rights Leasing Agreement

Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the allocated land use rights of a total of 433 pieces of allocated land. In addition, Chinalco has paid the land premiums and has been granted the land use rights certificates of 10 pieces of land and temporary land entitlement certificates for 10 other pieces of land.

Chinalco leased to us all the 453 pieces or parcels of land for the purposes of all aspects of our operations and businesses. On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the leasing of these 453 parcels of land covering an aggregate area of approximately 58.3 million square meters, which are located in six provinces in the PRC. The annual rent payable to Chinalco is approximately RMB134 million.

Buildings Leasing Agreement

Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses, with Chinalco retaining the buildings and properties for its remaining operations.

We leased to Chinalco and Chinalco leased to us a number of buildings and properties for ancillary uses, which include buildings and properties mainly for offices, dormitory, canteen and storage purposes. The buildings and properties we lease to Chinalco comprise 59 buildings with an aggregate gross floor area of 62,819 square meters. In turn, the buildings and properties Chinalco leases to us for ancillary uses comprise 100 buildings with an aggregate gross area of 273,637 square meters. We entered into the Buildings Leasing Agreement on November 5, 2001 with Chinalco, regarding the terms and conditions for the lease of these buildings and properties.

Receivable and Payable Accounts Agreement

As at December 31, 2002, a total sum of RMB296.3 million (US$35.8 million) remained due and payable by Chinalco to us and a total sum of RMB651.1 million (US$$78.6 million) remained due and payable by us to Chinalco. All these payables and receivables were incurred prior to the reorganization and remained due, payable and/or receivable after the reorganization.

The sum of RMB296.3 million payable by Chinalco to us comprises mainly temporary advances made by us to Chinalco, its subsidiaries and its jointly controlled entity for cash flow purposes or advance payments to Chinalco. All these receivables are non-recurring, unsecured and interest-free. The sum of RMB651.1 million due from us is mainly temporary advances by Chinalco or its subsidiaries to us for cash flow purposes, which are also non-recurring, unsecured and interest-free in nature.

These receivables and payables constitute connected transactions under the Listing Rules. Pursuant to a Receivable and Payable Accounts Agreement dated November 5, 2001, Chinalco and we have undertaken to each other to settle all these outstanding sums within two years from July 1, 2001 and have agreed that all these outstanding sums shall remain non-interest bearing and unsecured.

Trademarks License Agreement

Chinalco transferred to us, among other trademarks, two trademarks relating to its retained operating assets and businesses. To enable Chinalco to continue operating its retained assets and businesses using these two trademarks, the parties entered into a Trademarks License Agreement dated November 5, 2001 whereby we have granted to Chinalco and its associates free of charge a non-exclusive right to use these two trademarks, but may be extended upon negotiations with Chinalco.

Guarantee of Debts Contract

Part of the debt of the Chinalco Group relating to assets transferred to us in the reorganization was transferred to, and assumed by, us. These debts were guaranteed by Chinalco.

In a Guarantee of Debts Contract dated November 5, 2001, entered into between Chinalco and us, Chinalco agreed to continue to provide guarantees for the debts assumed by us pursuant to the reorganization, if the guarantees are required by the creditors. As at December 31, 2002, these debts aggregated approximately RMB4.3 billion (US$519.4 million) (including principal and interest). We provide no security and pay no fees with respect to these guarantees, but are required to repay Chinalco for any payments Chinalco may make under these guarantees.

Aluminum Ingots and Alumina Supply Agreement

Guangxi Associate has purchased and continues to purchase aluminum ingots and alumina from us for trading and for aluminum fabrication. Guangxi Development has approximately 37.5% equity interests in Guangxi Associate. Guangxi Associate is an associate (as defined in the Listing Rules) of Guangxi Development, which is one of our promoters and therefore a connected person, and any transactions between Guangxi Associate and us are connected transactions within the meaning of the Listing Rules.

To regulate our relationship with Guangxi Associate in this respect, we entered into an agreement with Guangxi Associate in relation to the supply of alumina and aluminum ingots on November 5, 2001.

Aluminum Ingots Agency Agreement

Guizhou Development has been and continues to be our agent for the distribution and sale of our aluminum ingots and related products for a commission. Such transactions between Guizhou Development and ourselves are connected transactions within the meaning of the Listing Rules.

To regulate the relationship between Guizhou Development and ourselves in this respect, we entered into an agency agreement on November 5, 2001 relating to the sale of aluminum ingots by Guizhou Development as our agent.

Primary Aluminum Supply Agreement with Xinan Aluminum (Group) Company Limited

We have been and are continuing to supply primary aluminum to Xinan Aluminum. China Cinda has approximately a 38.6% equity interest in Xinan Aluminum. As one of our substantial shareholders, China Cinda is our "connected person" (as defined in the Listing Rules). As China Cinda has more than a 30% equity interest in Xinan Aluminum, Xinan Aluminum is an "associate" (as defined in the Listing Rules) of China Cinda and our connected person. Any transactions between Xinan Aluminum and ourselves are "connected transactions" within the meaning of the Listing Rules.

To regulate our supply relationship with Xinan Aluminum, we entered into a Primary Aluminum Supply Agreement dated November 5, 2001 with Xinan Aluminum in relation to the supply of primary aluminum to it.

Amounts Received or Paid Under Material Related Party Transactions

During the years ended December 31, 2000, 2001 and 2002, we had the following material related transactions.

	Year Ended December 31,
	Combined 2000 RMB	Combined 2001 RMB	Consolidated 2002 RMB
	(in thousands)
Sales of materials and finished goods to:
Chinalco and its
subsidiaries	467,029	333,211	479,408
Jointly controlled entity	38,902	20,078	21,496
Other related parties	370,294	250,281	191,677
	876,225	603,570	692,581

Provision of utility services
to Chinalco	109,059	167,034	195,519

Provision of engineering,
construction and supervisory
services by Chinalco and
its subsidiaries	764,651	519,634	665,337

Purchases of key and auxiliary
materials from:
Chinalco and its
subsidiaries	194,642	255,450	212,654
Other related parties	107,167	126,100	151,747

	301,809	381,550	364,401

Provision of social services and
logistics services by Chinalco	443,335	472,555	541,731

Land and building rental charged by Chinalco	-	71,559	141,995

Building rental charged to
Chinalco	-	1,311	2,584

Interest expenses in relation
to loans from related parties	-	1,554	-

Net temporary advances to
related parties	14,163	72,663	-

Net temporary advances from
related parties	24,462	-	-

See Note 33 to our audited financial statements for a detailed discussion of our related party transactions.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See pages F-1 to F-65 following Item 19.

Legal Proceedings

We are involved in a number of judicial proceedings before PRC courts concerning matters arising in connection with the conduct of our businesses. We are not a party to any material legal proceeding and no material legal proceeding is known to us to be pending against us or with respect to our properties.

Dividends

Our board of directors declares dividends, if any, in renminbi with respect to H shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a financial year shall be subject to shareholders' approval. The Bank of New York, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the PRC Company Law and our articles of association, all of our shareholders have equal rights to dividends and distributions. The holders of the H shares share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.

The declaration of dividends is subject to the discretion of our board of directors, which takes into account the following factors:

  our financial results;
  capital requirements;
  contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;
  our shareholders' interests;
  the effect on our credit worthiness;
  general business conditions; and
  other factors our board of directors may deem relevant.

We may only distribute dividends after we have made allowance for:

  recovery of losses, if any;

  allocation to the statutory common reserve fund;
  allocation to the statutory common welfare reserve fund; and
  allocation to a discretionary common reserve fund if approved by our shareholders and after allocation is made to the statutory common reserve fund.

The minimum and maximum aggregate allocations to the statutory funds is 15% and 20%, respectively, of our net income determined in accordance with PRC GAAP. Under PRC law, our distributable earnings will be equal to our net income determined in accordance with PRC GAAP or HK GAAP, whichever is lower, less allocations to the statutory and discretionary funds.

We made distributions to Chinalco or its predecessors of RMB106,352,000 and RMB4,722,000 for the year ended December 31, 2000 and for the first half of 2001, respectively, as profit contributions by our production plants. We intend to distribute dividends in accordance with the dividend policy we established upon our formation. Under this policy, the board of directors proposed to declare a final dividend of RMB0.045 per share for 2002 and we expect to distribute as dividends up to 35% of our reported net income for all subsequent years. We believe that our dividend policy strikes a balance between two important goals:

  providing our shareholders with a competitive return on investment; and
  assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

Chinalco may incur future operating losses arising in part from its obligations to provide social welfare and logistics services to Chinalco's employees, our employees and a limited number of third parties. These services include education, hospitals, public transportation services, property management and security services. Revenues generated from operations retained by Chinalco in the reorganization, financial support from various government agencies, and dividends received from us are likely to be three of Chinalco's principal means of funding these losses. We believe that the operating revenues and government support will substantially reduce Chinalco's reliance on dividends from us. Nevertheless, subject to the relevant provisions of the PRC Company Law and our articles of association, Chinalco may seek to influence our determination of dividends with a view to satisfying its cash flow requirements. However, we believe that Chinalco's financial condition will benefit from our success and that by supporting a dividend policy intended to enhance our long-term profitability and the market value of our securities, Chinalco will increase the value of its own interest in us.

We believe that Chinalco's operating losses are likely to decline significantly in the future as a result of continued restructuring of Chinalco's operations, repayment by Chinalco of a significant portion of its borrowings and the gradual transfer by Chinalco to the PRC government of Chinalco's social service functions. As a result, we believe that Chinalco will be able to gradually reduce, and eventually eliminate, its financial obligations in respect of these social service functions. However, the PRC government is still in the process of establishing a precise timetable for completing the assumption of these financial obligations.

See "Item 10. Additional Information --- Taxation" for a discussion of the tax consequences of receipt of dividends.

Significant Changes since December 31, 2002

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2002.

Item 9. The Offer and Listing

The Stock Exchange of Hong Kong is the principal non-US trading market for our H shares. The ADSs, each representing 100 H shares, have been issued by the Bank of New York as depositary and are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on each of these two stock exchanges:

	New York Stock Exchange		Stock Exchange of Hong Kong
Calendar Period	High	Low	High	Low
	(US$ per ADS)		(HK$ per H share)

2001 Fourth Quarter (from December 5)	18.27	17.05	1.39	1.30
2002
First Quarter	24.25	17.48	1.94	1.36
Second Quarter	22.60	17.47	1.79	1.34
Third Quarter	19.75	9.90	1.57	0.75
Fourth Quarter	14.47	9.38	1.15	0.73
2003 January February March April May June (through June 20)	16.39 19.55 19.00 18.90 21.35 24.20	14.34 16.05 16.19 16.25 16.50 21.81	1.30 1.53 1.48 1.46 1.67 1.87	1.13 1.26 1.26 1.24 1.26 1.69

Item 10. Additional Information

Our registered office is located at No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814. Our telephone number at this address is (86-10) 6396 7331. Our agent for service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Memorandum and Articles of Association

A copy of our complete articles of association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H shares and related American depositary shares on December 5, 2001. A summary of the significant provisions of our articles of association as currently in effect is included in the final prospectus dated December 5, 2001, as filed with the SEC.

Our articles of association were amended at the general shareholders' meeting held on June 12, 2002 to increase the members of the board of directors from seven to nine and to reflect the changes in our registered capital and shareholding structure. Such amendments were approved by the State Economic and Trade Commission on July 5, 2002.

Material Contracts

Unless otherwise disclosed in this annual report, we believe that the contracts we entered into during the fiscal year of 2002 were all made in the ordinary course of business.

Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of renminbi into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People's Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of renminbi into U.S. dollars in China currently must be based on the People's Bank of China rate. The People's Bank of China rate is set based on the previous day's Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets.

In the past, we borrowed funds denominated in various foreign currencies, including French francs, Euro, U.S. dollars, Dutch guilders and Danish krones, through the Bank of China and other state-owned banks, mostly to meet our foreign exchange needs in connection with the import of foreign equipment or technology. As of December 31, 2002, we had an aggregate of foreign currency loans of RMB185.3 million (US$22.4 million) equivalent. Our sources of foreign exchange include the remaining proceeds from our global share offering, borrowings and funds converted from renminbi. We do not anticipate that we will incur significant additional foreign currency debt in the near future.

We expect that our foreign currency needs will be primarily for purchasing equipment, purchasing or licensing technology and importing alumina. Under current foreign currency regulations in China, to meet these needs, we are permitted to convert renminbi into the necessary foreign currencies at authorized banks based on a presentation of the relevant contracts. We could also borrow foreign currency loans from such banks for these purposes. To the extent that we need to obtain foreign currency funding for capital projects as defined under foreign exchange regulations, we would be required to obtain approval from the State Administration of Foreign Exchange.

Any future devaluation of renminbi against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the foreign currency equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. We have no plans to hedge our currency exposure in the future. Furthermore, any change in exchange rates that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2002, we maintained bank balances of US$73.7 million and HK$58.6 million or the equivalent of approximately RMB674.6 million for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

We are not aware of any other PRC laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders.

Taxation

China Taxation

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H shares or ADSs purchased in connection with the global offering and held by the investor as capital assets.

Dividends Paid to Individual Investors

Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the "Provisional Regulations") and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax Notice"). Under the Tax Notice, dividends paid by a Chinese company to foreign persons with respect to shares listed on an overseas stock exchange ("Overseas Shares"), including the H shares and ADSs, are exempt from PRC withholding taxes for the time being. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

The Individual Income Tax Law of China was amended effective January 1, 1994 and states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all foreign individuals are subject to the 20% withholding tax on dividends paid by a Chinese company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the China Securities Regulatory Commission, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to you, subject to reduction by an applicable tax treaty between China and the country where you reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Dividends Paid to Foreign Enterprises

According to the Provisional Regulations and other applicable tax laws and regulations, dividends paid by Chinese companies to foreign enterprises are ordinarily subject to a China withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid on Overseas Shares is currently exempt from the 20% withholding tax. If the Tax Notice is withdrawn and such withholding tax becomes applicable in the future, such rate may still be reduced under relevant tax treaties, if applicable.

Tax Treaties

If you are a resident or citizen of a country that has entered into a double-taxation treaty with China, you may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. China currently has such treaties with a number of countries, including:

  the United States;
  Australia;
  Canada;
  France;
  Germany;
  Japan;
  Malaysia;
  Singapore;
  the United Kingdom; and
  the Netherlands.

Under each one of such treaties, the rate of withholding tax imposed by China's taxation authorities is generally reduced. For example, under the double taxation treaty between China and the United States, China may tax dividends paid by us to an eligible U.S. holder up to a maximum of 10% of their gross amount. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty's "treaty shopping provisions."

Capital Gains

The Tax Notice provides that gains realized by foreign enterprises upon the sale of Overseas Shares which are not held by entities established by such enterprises in China and gains realized by foreign individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. However, as far as individuals are concerned, the Individual Income Tax Law of China, as amended on October 31, 1993 and effective on January 1, 1994, provides for a capital gains tax of 20% on individuals. On January 28, 1994, the Provisions for Implementing the Individual Income Tax Law of China was promulgated which provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for foreign enterprises and foreign individuals will continue to apply or to be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, as holder of H shares or ADSs you may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

On November 18, 2000, the State Council issued a notice entitled "State Council Notice Regarding the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in China" ("Tax Reduction Notice"). Under the Tax Reduction Notice, beginning January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by foreign enterprises without agencies or establishments in China or by foreign enterprises without any substantive relationship with their agency or establishment in China. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a foreign enterprises shareholder may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional China Tax Considerations

Under the Provisional Regulations of the People's Republic of China Concerning the Stamp Duty, a stamp duty is not imposed by China on the transfer of shares, such as the H shares or ADSs, of Chinese publicly traded companies that take place outside of China.

United States Federal Income Taxation

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

  tax-exempt entities;
  partnerships or other entities treated as partnerships for United States federal income tax purposes;
  certain insurance companies;
  broker-dealers;
  traders in securities that elect to mark to market;
  U.S. holders liable for alternative minimum tax;
  U.S. holders that own 10% or more of our voting stock;

  U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or
  U.S. holders whose functional currency is not the U.S. dollar.

This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

You are a "U.S. holder" if you are:

  a citizen or resident of the United States for United States federal income tax purposes;
  a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;
  an estate the income of which is subject to United States federal income tax without regard to its source; or
  a trust:
-	subject to the primary supervision of a United States court and the control of one or more United States persons; or
-	that has elected to be treated as a United States person under applicable United States Treasury regulations.

The discussion does not address any aspects of United States taxation other than federal income taxation.

We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H shares or ADSs.

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company ("PFIC"), as discussed under "PFIC Rules" below.

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as "passive income" or, in the case of some U.S. holders, "financial services income." You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 20 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

PFIC Rules

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

  75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or
  50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to "excess distributions" made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid "mark-to-market" election. If your H shares or ADSs were treated as shares regularly traded on a "qualified exchange" for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The New York Stock Exchange in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to "backup withholding" with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or
  provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs purchased in connection with the global offering and held by you.

Dividends

No tax will be payable in Hong Kong in respect of dividends paid by us.

Taxation of Capital Gains

No tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H Shares). Trading gains from the sale of property by persons carrying on a business in Hong Kong, where such gains are derived from or arise in Hong Kong from such business, will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16% on corporations and at a maximum rate of 15% on individuals. Amendments have been proposed to the Hong Kong Legislative Council to increase the rates for Hong Kong profits tax to 17.5% for corporations and 15% for individuals. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the New York Stock Exchange.

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. Stamp duty is charged at the rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The withdrawal of H shares when ADSs are surrendered, and the issuance of ADSs when H shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership under Hong Kong law. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty payable on transfers of ADSs outside of Hong Kong.

Hong Kong Estate Duty

Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Hong Kong estate duty is imposed on the principal value of a deceased's estate at graduated rates from 5% to 15%. No estate duty is payable where the principal value of the dutiable estate does not exceed HK$7.5 million; the maximum rate of 15% applies where the principal value exceeds HK$10.5 million.

Documents on Display

We filed with the SEC in Washington, D.C. a registration statement on Form F-1 (Registration No.333-14068) under the Securities Act in connection with our global offering of ADSs on December 5, 2001. The registration statement contains exhibits and schedules. For further information with respect to our ADSs, and us, please refer to the registration statement and to the exhibits and schedules filed with the registration statement.

Additionally, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC's public reference room or by calling the SEC on 1-800-SEC-0330 or by visiting the SEC's website at: www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various types of market risks, including changes in foreign exchange rates, interest rates and the price of alumina and primary aluminum, in the normal course of business.

We use financial instruments, including variable rate debt, to finance our operations and to manage risks associated with our interest rate risks. We also hedge a limited amount of our sales through trading of futures contracts on the Shanghai Futures Exchange. Such activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading.

The following discussion and table, which constitute "forward-looking statements" that involve risk and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks, which we face in the normal course of business.

Exchange Rate Risk

We conduct our business primarily in renminbi, which is also our functional and reporting currency. However, a portion of our renminbi revenues is converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the State Administration of Foreign Exchange. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Although the renminbi to U.S. dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot assure you that any future movements in the exchange rates of renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the renminbi against major foreign currencies may have a material adverse impact on our capital expenditures program.

As of December 31, 2002, we had renminbi denominated savings accounts of RMB1,667.6 million (US$201.4 million). We also had U.S. dollar denominated accounts receivable of US$4.1 million (RMB34.1 million). Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. No one customer or group of customers account for a significant amount of our accounts receivable and, therefore, credit risk is limited.

We incurred foreign currency denominated debt for capital expenditures primarily relating to development of our alumina refineries. To the extent the renminbi devalues against any of these currencies, it would correspondingly increase our repayment costs on these loans.

We also earn a small amount of foreign currency from primary aluminum exports, including through our processing or tolling business.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our debt, primarily on our long-term debt obligations. Our debt consists of fixed and variable rate debt obligations with original maturities ranging from one to 15 years. We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate borrowings. Fluctuations in interest rates can also lead to significant fluctuations in the fair values of our debt obligations. We do not currently use any derivative instruments to modify the nature of our debt so as to manage our interest rate risk.

The table below sets forth information about our interest rate sensitive financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with Note 28 to our audited financial statements beginning on page F-44.

	Expected Maturity
	2003	2004	2005	2006	2007 and thereafter	Total	Fair Value
	(in thousands, except percentage data)

Short-term loans:
Fixed rate (RMB)	4,049,290					4,049,290	4,049,290
Average interest rate	4.9%	-	-	-	-
Long-term loans:
Variable rate (RMB)	1,023,553	983,821	1,342,001	951,407	1,517,162	5,817,944	5,817,944
Average interest rate	5.9%
Fixed rate (Euro)*	28,264	10,106	8,249	8,249	118,043	172,911	155,041
Average interest rate	3.5%
Fixed rate (Danish krone)*	2,167	892	892	892	7,584	12,427	10,106
Average interest rate	1.2%

__________

* Data in renminbi equivalents.

Commodity Price Risk

We are exposed to fluctuations in the prices of alumina and primary aluminum. We import alumina from suppliers outside of China. Such purchases are made at market prices. In addition, all our sales of alumina and primary aluminum are made at market prices. Therefore, fluctuations in the prices of alumina and primary aluminum have a significant effect on our results of operations.

We enter into short-term futures contracts traded on the Shanghai Futures Exchange to hedge a limited amount of sales of primary aluminum so as to minimize the impact of the fluctuations in the price of primary aluminum on our results of operations. Gains and losses on such futures contracts are recorded as other income or expenses at each balance sheet date. The contracts have maturity dates that do not exceed six months.

As of December 31, 2001 and 2002, we had outstanding the following primary aluminum futures contracts:

	Notional Amount	Gain (Loss)	Market Price
	(RMB in thousands)

Futures contracts (2001)	36,590	(500)	36,090
Futures contracts (2002)	467,691	13,180	454,511

The increase in unrealized gains in 2002 was attributable to the increase in the amount of aluminum covered under the future contracts from 2,120 tonnes of aluminum maturing in the first three months of 2002 to 33,320 tonnes of aluminum maturing in the first seven months of 2003.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The net proceeds from our global share offering was the equivalent of RMB3,303 million. As of December 31, 2002, we had used approximately RMB689 million to repay bank loans and used RMB1,830 million for capital expenditures in 2001 and 2002, RMB690 million more than set out in our prospectus. We spent more than planned in 2001 and 2002 on capital expenditures because our plans for expansions proceeded ahead of schedule. Approximately RMB1,474 million worth of net proceeds remain from our global share offering which we intend to use as set out in our final prospectus dated December 5, 2001.

Item 15. Controls and Procedures

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities. There were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken. However, as recommended by the SEC in its adopting release, our Chief Executive Officer and Chief Financial Officer along with other management personnel are continually testing and improving our disclosure controls and procedures and we will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Item 16. [Reserved]

II-1

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

See pages F-1 to F-65 following Item 19.

Item 19. Exhibits

(a) See pages F-1 to F-65 following this item.

(b) Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description
6.1	-	Statement explaining how earnings per share information was calculated in this annual report
7.1	-	Statements explaining how certain ratios are calculated in this annual report
8.1	-	List of all subsidiaries of Chalco as of December 31, 2002
12.1	-	Section 302 principal executive officer's and principal financial officer's certifications
12.2	-	Certifications pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

III-1

ALUMINUM CORPORATION OF CHINA LIMITED

FINANCIAL STATEMENTS FOR THE

YEAR ENDED DECEMBER 31, 2002

ALUMINUM CORPORATION OF CHINA LIMITED

FINANCIAL STATEMENTS FOR THE

YEAR ENDED DECEMBER 31, 2002

Contents
Pages

Report of Independent Accountants	F-1

Combined Statements of Income for the years ended December 31, 2000 and 2001, and Consolidated Statement of Income for the year ended December 31, 2002	F-2

Consolidated Balance Sheet as of December 31, 2001 and 2002	F-3

Combined Statements of Cash Flows for the years ended December 31, 2000 and 2001, and Consolidated Statement of Cash Flows for the year ended December 31, 2002	F-4

Combined Statements of Owner's Equity for the years ended December 31, 2000 and 2001, and Consolidated Statement of Owner's Equity for the year ended December 1, 2002	F-6

Notes to the Financial Statements	F-7

Report of Independent Accountants

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated balance sheet as of December 31, 2001 and 2002 and the related combined and consolidated statements of income, cash flows and owner's equity, prepared based on the basis of preparation set out in Note1(b) to the financial statements and the principal accounting policies set out in Note 2 to the financial statements which conform with accounting principles generally accepted in Hong Kong, present fairly, in all material respects, the consolidated financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries as of December 31, 2001 and 2002, and the combined results of their operations and their cash flows for each of the two years ended December 31, 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the combined net income for each of the two years ended December 31, 2001, and the consolidated net income for the year ended December 31, 2002 and the determination of the consolidated owner's equity as of December 31, 2001 and 2002, respectively, to the extent summarized in Note 34 to the financial statements.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, April 14, 2003

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(RMB and US$ amounts in thousands, except per share data)
		Combined		Consolidated
	Note	2000	2001	2002	2002
		RMB	RMB	RMB	US$

Sales of goods	3	17,664,069	15,987,913	16,792,766	2,028,112
Cost of goods sold		11,040,061	11,646,250	13,358,361	1,613,329
		---------------	---------------	---------------	---------------
Gross profit		6,624,008	4,341,663	3,434,405	414,783
Other revenues	3	606,869	621,570	522,875	63,149
Expenses related to other revenues	4	446,828	587,722	459,777	55,529
		---------------	---------------	---------------	---------------
Other revenues, net		160,041	33,848	63,098	7,620
		---------------	---------------	---------------	---------------
Selling and distribution expenses	5	259,101	335,227	501,829	60,607
General and administrative expenses	6	1,245,083	1,074,411	724,956	87,555
Research and development expenses		309,477	144,048	131,941	15,935
Other expenses (income), net	7	16,024	(136,320)	16,089	1,943
		---------------	---------------	---------------	---------------
Operating income		4,954,364	2,958,145	2,122,688	256,363
Finance costs	11	708,233	549,410	490,614	59,253
		---------------	---------------	---------------	---------------
Operating income after finance costs		4,246,131	2,408,735	1,632,074	197,110
Share of income (loss) of a jointly
controlled entity		1,007	(125)	(254)	(31)
		---------------	---------------	---------------	---------------
Income before income taxes		4,247,138	2,408,610	1,631,820	197,079
Income taxes	12	1,589,475	756,820	183,393	22,149
		---------------	---------------	---------------	---------------
Income after income taxes		2,657,663	1,651,790	1,448,427	174,930
Minority interests		134,666	63,713	46,822	5,655
		---------------	---------------	---------------	---------------
Net income for the year		2,522,997	1,588,077	1,401,605	169,275
		=======	=======	=======	=======
Income distribution to owner		106,352	4,722	N/A	N/A
Dividend	13	N/A	178,498	472,496	57,065
		=======	=======	=======	=======
Basic and diluted net income per share	14	RMB0.32	RMB0.19	RMB0.13	US$0.02
		=======	=======	=======	=======

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2001 AND 2002

(RMB and US$ amounts in thousands, except per share data)
	Note	2001	2002	2002
		RMB	RMB	US$
Assets
Current assets
Bank balances and cash:	15
Pledged bank balances		147,171	46,169	5,576
Term deposits with initial term of over three months		75,100	-	-
Cash and cash equivalents		4,273,651	2,296,085	277,305
		----------------	----------------	----------------
Total		4,495,922	2,342,254	282,881
Accounts receivable, net	16	2,366,297	1,915,848	231,382
Due from related parties	17	704,507	472,629	57,081
Inventories	18	3,800,134	3,256,736	393,326
Other current assets	19	646,664	570,508	68,902
		----------------	----------------	----------------
Total current assets		12,013,524	8,557,975	1,033,572
		----------------	----------------	----------------
Long-term bank deposits, pledged	15	-	-	-
Long-term investments	20	2,956	11,058	1,336
Interest in a jointly controlled entity	21	17,949	17,695	2,137
Property, plant and equipment	22	20,558,151	22,563,565	2,725,068
Deferred tax assets	12	43,715	32,734	3,953
Intangible assets	23	761,216	736,937	89,002
		----------------	----------------	----------------
Total assets		33,397,511	31,919,964	3,855,068
		================	================	================
Liabilities and Equity
Current liabilities

Accounts payable	25	2,126,023	1,971,509	238,104
Due to related parties	26	1,252,214	761,069	91,917
Other payables and accruals	27	4,103,975	2,804,036	338,652
Current portion of long-term loans	28	1,324,242	1,053,984	127,293
Short-term loans:
Secured		445,000	-	-
Unsecured		3,708,307	4,049,290	489,045
		----------------	----------------	----------------
Total		4,153,307	4,049,290	489,045
Taxation payable	12	519,924	369,022	44,568
		----------------	----------------	----------------
Total current liabilities		13,479,685	11,008,910	1,329,579
Long-term loans	28	5,391,861	4,949,298	597,741
		----------------	----------------	----------------
Total liabilities		18,871,546	15,958,208	1,927,320
		----------------	----------------	----------------
Commitments and contingencies
- Notes 29 and 30

Minority interests		429,880	437,809	52,875
Owner's equity/issued capital and reserves	31	14,096,085	15,523,947	1,874,873
		----------------	----------------	----------------
Total liabilities and equity		33,397,511	31,919,964	3,855,068
		================	================	================

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(RMB and US$ amounts in thousands, except per share data)
		Combined		Consolidated
	Note	2000	2001	2002	2002
		RMB	RMB	RMB	US$

Cash flow from operating activities

Operating income after finance costs		4,246,131	2,408,735	1,632,074	197,110
Depreciation		1,368,281	1,797,225	1,981,537	239,316
Loss on disposal of fixed assets		40,350	34,922	7,270	878
Impairment loss on fixed assets		4,032	18,552	-	-
Amortization of intangible assets		-	17,079	44,119	5,328
Unrealized (gain) loss on short-term investments		(3,560)	(2,303)	786	95
Unrealized gain on future contracts		-	-	(13,180)	(1,591)
Loss on disposal of long-term investments		-	574	-	-
Interest waived		(37,115)	(103,265)	-	-
Interest income		(53,276)	(42,767)	(42,069)	(5,081)
Interest expense		708,233	549,410	490,614	59,253
Dividend income		(889)	(19)	(30)	(4)
		--------------	--------------	--------------	--------------
Operating income before working capital changes		6,272,187	4,678,143	4,101,121	495,304
(Increase) decrease in inventories		(570,277)	(501,823)	484,783	58,549
(Increase) decrease in accounts receivable and
other receivables, including amounts due from
related parties		(148,151)	(820,832)	783,735	94,654
Increase (decrease) in accounts payable and other
payables, including amounts due to related parties		495,929	(307,424)	(1,470,077)	(177,545)
		--------------	--------------	--------------	--------------
Cash generated from operations		6,049,688	3,048,064	3,899,562	470,962
Interest paid		(1,641,565)	(523,445)	(904,489)	(109,238)
PRC income taxes paid		(223,671)	(484,470)	(323,314)	(39,048)
		--------------	--------------	--------------	--------------
Net cash inflow from operating activities		4,184,452	2,040,149	2,671,759	322,676

Investing activities

Purchase of fixed assets, excluding
interest capitalized		(1,776,143)	(2,944,541)	(3,894,198)	(470,314)
Sale of fixed assets		81,351	70,845	29,296	3,538
Purchase of intangible assets		-	-	(19,840)	(2,396)
Purchase of a subsidiary	32(b)	-	(179,400)	-	-
Purchase of investments
- Held-to-maturity debt securities		(5,534)	(1,402)	(10,000)	(1,208)
- Short-term listed investments		-	(1,847)	(3,651)	(441)
Sale of investments		220	8,986	382	46
Interest received		53,276	42,767	42,069	5,081
Dividends received from a jointly controlled entity		672	264	-	-
Dividends received from long-term investments		889	19	30	4
Net (increase) decrease in bank deposits with
initial term of over three months		(316,766)	471,742	75,100	9,070
		--------------	--------------	--------------	--------------
Net cash outflow from investing activities		(1,962,035)	(2,532,567)	(3,780,812)	(456,620)
		--------------	--------------	--------------	--------------
Net cash inflow (outflow) before financing		2,222,417	(492,418)	(1,109,053)	(133,944)
		--------------	--------------	--------------	--------------

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(RMB and US$ amounts in thousands, except per share data)
		Combined		Consolidated
	Note	2000	2001	2002	2002
		RMB	RMB	RMB	US$

Financing activities	32(a)

Issue of shares		-	3,441,674	215,170	25,987
Share issue expenses		-	(343,075)	(10,415)	(1,258)
Purchases of minority interests - partial payments		-	(489)	-	-
New loans borrowed Repayment of amounts borrowed		2,234,033 (3,855,501)	4,127,096 (3,319,483)	6,764,405 (7,721,284)	816,957 (932,522)
		(1,621,468)	807,613	(956,879)	(115,565)
(Increase) decrease in bank deposits pledged		(87,190)	(47,274)	101,002	12,198
Net distributions to owner		(802,430)	(750,362)	-	-
Income distributed to owner		(84,319)	(62,237)	-	-
Dividend paid by a subsidiary to minority
shareholders		(25,233)	(79,993)	(39,493)	(4,769)
Capital injection by minority shareholders		1,200	-	600	73
Dividend paid		-	-	(178,498)	(21,558)
		----------------	----------------	----------------	----------------
Net cash (outflow) inflow from financing		(2,619,440)	2,965,857	(868,513)	(104,892)
		----------------	----------------	----------------	----------------

(Decrease) increase in cash and cash
equivalents		(397,023)	2,473,439	(1,977,566)	(238,836)

Cash and cash equivalents at
beginning of the year		2,197,235	1,800,212	4,273,651	516,141
		----------------	----------------	----------------	----------------
Cash and cash equivalents at end
of the year		1,800,212	4,273,651	2,296,085	277,305
		==========	==========	==========	==========
Analysis of balances of cash and cash
equivalents:

Bank balances and cash, not pledged		2,379,894	4,348,751	2,296,085	277,305
Less: Term deposits with initial term of over three months		(546,842)	(75,100)	-	-
Less: Bank loans repayable within three months from the date of advance		(32,840)	-	-	-
		----------------	----------------	----------------	----------------
		1,800,212	4,273,651	2,296,085	277,305
		==========	==========	==========	==========

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF OWNER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(RMB and US$ amounts in thousands, except per share data)
					Statutory
	(Capital			Statutory	public
	deficiency)/	Share	Capital	surplus	welfare	Retained
	owner's	capital	reserve	reserve	fund	earnings
	equity	Note 31(a)	Note 31(b)(i)	Note 31(b)(ii)	Note 31(b)(iii)	Note 31(b)(iv)	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Combined
As of January 1, 2000	(2,147,088)	-	-	-	-	-	(2,147,088)
Conversion of debt into equity	5,344,972	-	-	-	-	-	5,344,972
Net income for the year	2,522,997	-	-	-	-	-	2,522,997
Income distribution	(106,352)	-	-	-	-	-	(106,352)
Contributions from,
net of distributions
to, owner	(588,430)	-	-	-	-	-	(588,430)
	--------------	--------------	--------------	--------------	--------------	--------------	--------------
As of December 31, 2000	5,026,099	-	-	-	-	-	5,026,099
Net income for the
six months ended
June 30, 2001	994,395	-	-	-	-	-	994,395
Income distribution	(4,722)	-	-	-	-	-	(4,722)
Contributions from, net of distributions to, owner	516,548	-	-	-	-	-	516,548
	--------------	--------------	--------------	--------------	--------------	--------------	--------------
As of June 30, 2001	6,532,320	-	-	-	-	-	6,532,320
Effect of Reorganization
- distribution of Excluded Businesses and Excluded Cash	(255,648)	-	-	-	-	-	(255,648)
- adjustment to reflect the net assets transferred from Chinalco to the Company at appraised fair value	4,127,132	-	-	-	-	-	4,127,132
- capitalization upon establishment of the Company	(10,403,804)	8,000,000	2,403,804	-	-	-	-
Issue of new shares at a premium	-	2,352,942	1,088,732	-	-	-	3,441,674
Share issue expenses	-	-	(343,075)	-	-	-	(343,075)
Net income for the period from effective date of Reorganization to December 31, 2001	-	-	-	-	-	593,682	593,682
Transfer to - capital reserve	-	-	103,000	-	-	(103,000)	-
- statutory surplus reserve	-	-	-	50,646	-	(50,646)	-
- statutory public welfare fund	-	-	-	-	47,836	(47,836)	-
Consolidated	--------------	--------------	--------------	--------------	--------------	--------------	--------------
As of December 31, 2001	-	10,352,942	3,252,461	50,646	47,836	392,200	14,096,085
Issue of new shares at a premium	-	146,958	68,212	-	-	-	215,170
Share issue expenses	-	-	(10,415)	-	-	-	(10,415)
Net income for the year	-	-	-	-	-	1,401,605	1,401,605
Transfer to - statutory surplus reserve	-	-	-	147,840	-	(147,840)	-
- statutory public welfare fund	-	-	-	-	142,633	(142,633)	-
Dividend paid (Note 13)	-	-	-	-	-	(178,498)	(178,498)
	--------------	--------------	--------------	--------------	--------------	--------------	--------------
As of December 31, 2002	-	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
	========	========	========	========	========	========	========

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
1.	Reorganization and basis of preparation
(a)	Reorganization

Aluminum Corporation of China Limited (Chinese characters) ("the Company") was incorporated in the People's Republic of China (the "PRC") on September 10, 2001 as a joint stock company with limited liability as a result of a group reorganization of Aluminum Corporation of China (Chinese characters) ("Chinalco or the holding company") effective as of July 1, 2001 (the "Reorganization") in preparation for a listing of the Company's H shares and ADSs on the Main Board of The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc, respectively.

Pursuant to the Reorganization, shares were issued by the Company to the promoters in exchange for the transfer of various assets, liabilities and interests related to the alumina and primary aluminum businesses including (i) the mining and refining of bauxite into alumina, (ii) the smelting of alumina into primary aluminum, (iii) the research institute and (iv) the marketing, distribution, and sale of alumina and primary aluminum (collectively the "Core Units") to the Company, with the exception of one bauxite mine, two limestone quarries and one carbon plant (collectively the "Excluded Businesses") and certain bank balances (the "Excluded Cash") which were retained by Chinalco. Included in the assets transferred as referred to above are assets jointly owned with Guizhou Provincial Materials Development and Investment Corporation (Chinese characters) ("Guizhou Development") for the production of primary aluminum for sale in Guizhou province. Ownership of those jointly owned assets was based on the amount of capital contributed and the Group had control over the operations of the jointly owned assets.

(b)	Basis of preparation

The combined statements of income, cash flow and owner's equity for the two years ended December 31, 2001 together with the notes thereto and the consolidated financial statements (comprising the consolidated balance sheet as of December 31, 2001 and 2002 and the consolidated statements of income, cash flow and owner's equity for the year ended December 31, 2002 together with the notes thereto)(collectively referred to as the "financial statements") have been prepared under the historical cost convention as modified by the valuation of short-term investments.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
1.	Reorganization and basis of preparation (continued)
(b)	Basis of preparation (continued)

The Group comprises the Company together with its subsidiaries. In respect of the period before the Reorganization, the Group comprises the Company together with such subsidiaries, the Excluded Businesses and the Excluded Cash as if they were either the Company's subsidiaries or part of the Company at that time as described in the following:

(i)	Combination

The combined statements of income, cash flow and owner's equity, including the notes thereto, for the year ended December 31, 2000 present the combined results of the Group as if the Group had been in existence throughout the year ended December 31, 2000 and include the results of the Excluded Businesses and the Excluded Cash as if the Excluded Businesses and the Excluded Cash were a part of the Group during the year due to their closely associated relationship with the Core Units.

The combined statements of income, cash flows and owner's equity, including the notes thereto, for the year ended December 31, 2001 represent a combination of (1) the combined results of the Group from January 1, 2001 to June 30, 2001 prepared on the same basis as that for the year ended December 31, 2000 as stated above, and (2) the consolidated results of the Group from July 1, 2001, the effective date of Reorganization, to December 31, 2001 prepared after taking account of the effect of the Reorganization. The combined statement of cash flows for the year ended December 31, 2001 is prepared based on the combined balance sheet as of December 31, 2000 and consolidated balance sheet as of December 31, 2001.

In the opinion of the directors, the resulting presentation of the financial statements together with the notes thereto gives a meaningful view of the results and the financial positions of the Group as a whole.

(ii)	Consolidation

The consolidated balance sheet as of December 31, 2001 and 2002 and the consolidated results, cash flows and changes in owner's equity for the period from the effective date of Reorganization to December 31, 2001 and for the year ended December 31, 2002 together with the notes thereto are accounted for using the acquisition accounting method having given the effect to the Reorganization and its incorporation. In connection with the Reorganization, the net assets related to the Core Units acquired from Chinalco by the Company by the issuance of shares by the Company have been recognized at appraised fair value.

The financial statements have been prepared on the bases set out above and the principal accounting policies set out in Note 2 which conform with accounting principles generally accepted in Hong Kong ("HK GAAP"). This basis of accounting differs in various material respects from the accounting principles generally accepted in the United States of America ("U.S. GAAP") (see Note 34).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
1.	Reorganization and basis of preparation (continued)
(b)	Basis of preparation (continued)

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective years. Actual results could differ from these estimates.

The financial statements are expressed in renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into United States Dollars ("US$") at the noon buying rate in New York City on December 31, 2002 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.28. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2002, or at any other date.

2	Principal accounting policies

The following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") became effective for accounting periods commencing on or after January 1, 2002:

	SSAP1 (revised)	: Presentation of financial statements
	SSAP11 (revised)	: Foreign currency translation
	SSAP15 (revised)	: Cash Flow Statements
	SSAP33	: Discontinuing operations
	SSAP34 (revised)	: Employees benefits

The adoption of the above SSAPs has no material effect on the Group's prior year financial statements.

The principal accounting policies adopted in the preparation of the financial statements are set out below:

(a)	Subsidiaries

Subsidiaries are enterprises in which the Group controls the composition of the board of directors, controls more than half of the voting power, holds more than 50 percent of the issued share capital or has power to exercise control over the financial and operating polices. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of operations of subsidiaries acquired or disposed of during the year are included in the statement of income from the effective date of acquisition or up to the effective date of disposal, as appropriate, and the share attributable to minority interests is deducted from the net results. Intercompany transactions and balances within the Group are eliminated on combination/ consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies
(a)	Subsidiaries (continued)

The following table lists the Company's principal subsidiaries. These subsidiaries are incorporated or established in the PRC under their Chinese names and the Company's ownership is based on these Chinese names. The English names set forth below represent translations by management from the official Chinese names, solely for the convenience of reference.

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal Activities

Shandong Aluminum Industry Co., Ltd. (Chinese characters)	PRC	Joint stock company with limited liability listed on the Shanghai Stock Exchange	560,000,000 A shares of RMB1 each	71.4%	Manufacture and distribution of alumina and primary aluminum

Shandong Hengcheng Machinery Works (Chinese characters)	PRC	* (Note)	Paid up capital of RMB14,087	100%	Manufacture of mechanical equipment

Shanxi Longmen Aluminum Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB40,000	55%	Manufacture and distribution of primary aluminum

Zibo Shengye Science Industrial Trading Co, Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB2,134	100% (of which 43% is held indirectly)	Manufacture, installation and repair of testers

The Design Institute of Shandong Aluminum Corporation (Chinese characters)	PRC	* (Note)	Paid up capital of RMB3,003	100%	Design of production process and provision of technical consulting services

Zibo Wancheng Industrial Trading Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB13,870	100%	Provision of repair and maintenance services for electrical plant and machinery

Zhengzhou Hicer Hitech Ceramics Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB5,000	80%	Manufacture and distribution of ceramic products

Zibo Kaipeng Hi-tech and Industrial Trading Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB922	100% (of which 32.5% is held indirectly)	Design of manufacturing automated systems

Hejing Hedong Carbon Plant (Chinese characters)	PRC	** (Note)	Paid up capital of RMB1,750	72.6%	Manufacture and distribution of electrodes

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(a)	Subsidiaries (continued)

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal activities

China Aluminum International Trading Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB100,000	100%	Import and export activities
Shandong Aluminum Electronic Technology Co., Ltd (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB20,000	75%	Manufacture and distribution of electronic products

Research & Design Institute Great Wall Aluminum Corporation (Chinese characters)	PRC	* (Note)	Paid up capital of RMB2,000	100%	Design of production process and provision of technical consulting services

China Aluminum Qinghai International Trading Corp., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB6,000	90% (held indirectly)	Import and export activities

Chalco Foshan Trading Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB10,000	99% (held indirectly)	Trading of alumina and primary aluminum products

Chalco Chongqing Trading Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB3,000	99.5% (held indirectly)	Trading of alumina and primary aluminum products

China Aluminum International Shipping and Forwarding (Beijing) Corp., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB6,000	98% (held indirectly)	Transportation services

Chalco Kelin Aluminum of Shanghai Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB3,000	99% (held indirectly)	Trading of alumina and primary aluminum products

Note:

As of December 31, 2002, the legal status of these subsidiaries were either "state-owned enterprise (marked with *) " or "collectively-owned enterprise (marked with **) ". The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the view that these enterprises meet the criteria of being a subsidiary.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(b)	Joint ventures
Joint ventures comprise jointly controlled entities as well as jointly owned assets.
(i) Jointly controlled entity

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Equity accounting is adopted and, accordingly, the statement of income includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet include the Group's share of the net assets of the jointly controlled entities.

(ii) Jointly owned assets

Jointly owned assets are those assets jointly owned by the Group and other third parties for the purpose of undertaking economic activities in which each party is entitled to its respective share of the output. The combined statement of income includes the Group's share of the income and expenses arising from jointly controlled assets for the period up to the date of the Reorganization when the interests of such other third parties in the jointly owned assets were acquired by the Group.

(c)	Property, plant and equipment
(i) Tangible fixed assets are stated at cost to the Group less accumulated depreciation and accumulated impairment losses.

Tangible fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses to their estimated residual value over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Buildings Plant and machinery Motor vehicles and transportation facilities Office and other equipment	15 to 40 years 10 to 20 years 6 to 12 years 5 to 10 years

Costs incurred in maintaining fixed assets in their normal working conditions are charged to the statement of income. Improvements are capitalized and depreciated over their expected useful lives to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(c)	Property, plant and equipment
(ii)

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price or value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include projections of cash inflows from the continuing use of the asset; projections of cash outflows that are necessarily incurred to generate the cash inflows from continuing use of the asset (including cash outflows to prepare the asset for use) and that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset; and net cash flows, if any, to be received (or paid) for the disposal of the asset at the end of its useful life. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the statement of income.
(d)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost to the Group. Cost comprises direct costs of construction as well as finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Capitalization of these borrowing costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use.

(e)	Intangibles
(i) Goodwill

Goodwill which represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries acquired is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(e)	Intangibles (continued)
	(ii)	Research and development costs

Research and development costs are expensed as incurred, except for development costs where the technical feasibilities of the product under development have been demonstrated, costs are identifiable and a market exists for the product such that it is probable that it will be profitable. Such development costs are recognized as an asset and amortized on a straight-line basis over the estimated economic useful period to reflect the pattern in which the related economic benefits are recognized.

No development costs were recognized as assets by the Group.

	(iii)	Mining rights

Mining rights acquired are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

	(iv)	Impairment of intangible assets
Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.
(f)	Assets under leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the statement of income on a straight-line basis over the lease periods.

The Group did not have any assets arranged under finance leases.

(g)	Investments in securities
	(i)	Investment securities

These represent long-term investments in unlisted securities and which are stated at cost to the Group less provision for impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The amount of the reduction is recognized as an expense in the statement of income.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(g)	Investments in securities (continued)
(ii) Trading securities

These represent short-term investments in listed securities that the Group intends to hold for sale and are carried at fair value, which normally represents the market value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of the investments are recognized in the statement of income. Gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the statement of income as they arise.

(iii) Futures contracts

The Group uses futures contracts to reduce its exposure to fluctuations in the price of primary aluminum. Payments for entering into these futures contracts are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in fair value of futures contracts are recognized immediately in the statement of income.

The fair value of futures contracts is based on quoted market prices at the balance sheet date.

(h)	Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost to the Group and net realizable value. Cost, calculated on the weighted average method, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i)	Accounts and other receivables
Provision is made against accounts and other receivables to the extent that they are considered to be doubtful. Accounts and other receivables in the balance sheet are stated net of such provision.
(j)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks, time deposits with an initial term of within three months less advances from bank with repayment within three months from the date of the advance and bank overdrafts.

(k)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized as income or expenses in the statement of income.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(l)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(m)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

(n)	Taxation

Income taxation charged to the results comprise current and deferred tax. Current income tax is calculated based on the taxable income at the prevailing applicable rates of taxation that is chargeable to tax.

Deferred taxation is provided for under the liability method, at the current taxation rate, in respect of temporary timing differences between net income as computed for taxation purposes and net income as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(o)	Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the provision of services is recognized when the services are rendered.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognized when the right to receive payment is established.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(p)	Employee benefits
	(i)	Employee leave entitlements
Employee entitlements to annual leave, sick leave, maternity leave and paternity leave, where applicable, are not recognized until the time of leave.
	(ii)	Profit sharing and bonus plans

The expected cost of profit sharing and bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

	(iii)	Retirement obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

(q)	Borrowing costs

Borrowing costs are charged to the statement of income in the year in which they are incurred unless they are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

(r)	Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Group is required to remeditate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Group's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007 and the Group has established a liability sufficient to meet its remediation obligations. The expenditures necessary to complete remediation efforts are not expected to be material to cash flows or results of operations in any period.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
2	Principal accounting policies (continued)
(s)	Government subsidies

A government subsidy is initially recognized as deferred income, when there is reasonable assurance that the Group will comply with the conditions attaching with it and that the subsidy will be received.

Government subsidies relating to income are recognized as other income in the statement of income on a systematic basis to match with the related costs which they are intended to compensate. Subsidies relating to assets are recognized in the financial statements, on a systematic basis over the useful lives of the related assets.

Government subsidies relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to statement of income on a straight-line basis over the expected lives of the related assets.

(t)	Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment (Note 3(ii)). Segment liabilities comprise operating liabilities and exclude liabilities not dedicated to a particular segment (Note 3(iii)). Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
3	Revenues and segment information
The Group is principally engaged in the production and sales of alumina and primary aluminum. Revenues recognized are as follows:
	Year ended December 31,
	-----------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Sales of goods, net of value-added tax	17,664,069	15,987,913	16,792,766
	-------------	-------------	-------------
Other revenues
Sale of scrap and other materials	166,222	292,621	194,961
Supply of electricity, heat, gas
and water	168,899	144,664	163,759
Rendering of services	217,583	141,499	122,056
Interest income	53,276	42,767	42,069
Income from investment securities	889	19	30
	-------------	-------------	-------------
Total other revenues	606,869	621,570	522,875
	-------------	-------------	-------------
Total revenues	18,270,938	16,609,483	17,315,641
	========	========	========
Primary reporting format - business segments
The Group is organized in the PRC into two main business segments:

  Alumina segment - mining and processing of bauxite into alumina and the associated distribution activities.
  Primary aluminum segment - production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising the conduction of research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

For the period to June 30, 2001, sales between segments in the same plant were made at cost whereas sales between plants were made at prices approximate market prices. Effective July 1, 2001, all inter-segment and inter-plant sales are made at prices approximate to market prices.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
3	Revenues and segment information (continued)

	Year ended December 31,
	-----------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
Segment results	RMB	RMB	RMB
Sales of goods
Alumina
External sales	8,751,301	7,056,682	7,458,951
Inter-segment sales	2,526,498	2,124,637	2,320,642
	-------------	-------------	-------------
	11,277,799	9,181,319	9,779,593
Primary aluminum
External sales	8,870,582	8,888,064	9,268,120
Corporate and other services
External sales (i)	42,186	43,167	65,695
Inter-segment elimination	(2,526,498)	(2,124,637)	(2,320,642)
	-------------	-------------	-------------
Total sales of goods	17,664,069	15,987,913	16,792,766
	-------------	-------------	-------------
Cost of goods sold
Alumina	6,544,357	6,228,266	7,697,545
Primary aluminum	6,937,676	7,479,896	7,902,487
Corporate and other services	29,492	38,336	48,041
Inter-segment elimination	(2,471,464)	(2,100,248)	(2,289,712)
	-------------	-------------	-------------
Total cost of goods sold	11,040,061	11,646,250	13,358,361
	-------------	-------------	-------------
Gross profit
Alumina	4,733,442	2,953,053	2,082,048
Primary aluminum	1,932,906	1,408,168	1,365,633
Corporate and other services	12,694	4,831	17,654
Inter-segment elimination	(55,034)	(24,389)	(30,930)
	-------------	-------------	-------------
Total gross profit	6,624,008	4,341,663	3,434,405
	-------------	-------------	-------------

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
3	Revenues and segment information (continued)
Primary reporting format - business segments (continued)

	Year ended December 31,
	--------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB
Segment results (continued)
Other costs, net of other revenues and other income
Alumina	628,336	831,629	702,426
Primary aluminum	417,002	190,729	221,975
Corporate and other services	4,295	30,511	75,587
Unallocated	620,011	330,649	311,729
	-------------	-------------	-------------
Total other costs, net of other revenues and other income	1,669,644	1,383,518	1,311,717
	-------------	-------------	-------------
Segment operating income (loss)
Alumina	4,105,106	2,121,424	1,379,622
Primary aluminum	1,515,904	1,217,439	1,143,658
Corporate and other services	8,399	(25,680)	(57,933)
Unallocated	(620,011)	(330,649)	(311,729)
Inter-segment elimination	(55,034)	(24,389)	(30,930)
	-------------	-------------	-------------
Total operating income	4,954,364	2,958,145	2,122,688
Finance costs	708,233	549,410	490,614
	-------------	-------------	-------------
Operating income after finance costs	4,246,131	2,408,735	1,632,074
Share of income (loss) of a
jointly controlled entity	1,007	(125)	(254)
	-------------	-------------	-------------
Income before income taxes	4,247,138	2,408,610	1,631,820
Income taxes	1,589,475	756,820	183,393
	-------------	-------------	-------------
Income after income taxes	2,657,663	1,651,790	1,448,427
Minority interests	134,666	63,713	46,822
	-------------	-------------	-------------
Net income for the year	2,522,997	1,588,077	1,401,605
	=========	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
3	Revenues and segment information (continued)
Primary reporting format - business segments (continued)

	Year ended December 31,
	-----------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Capital expenditure
Alumina	1,147,848	2,457,123	3,192,788
Primary aluminum	545,756	640,110	700,572
Corporate and other services	7,024	27,638	49,304
Unallocated	93,794	177,657	29,930
	-------------	-------------	-------------
Total capital expenditure	1,794,422	3,302,528	3,972,594
	=========	=========	=========
Depreciation and amortization charged to the statement of income
Alumina	827,057	1,131,750	1,301,487
Primary aluminum	529,758	603,704	702,149
Corporate and other services	811	1,969	4,768
Unallocated	10,655	76,881	17,252
	-------------	-------------	-------------
Total depreciation and amortization charged to the statement of income	1,368,281	1,814,304	2,025,656
	=========	=========	=========
Impairment losses charged to the statement of income of income
Alumina	4,032	16,907	-
Corporate and other services	-	1,645	-
	-------------	-------------	-------------
Total impairment losses charged to the statement of income	4,032	18,552	-
	=========	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
3	Revenues and segment information (continued)
Primary reporting format - business segments (continued)

	Consolidated as of December 31,
	-----------------------------------
	2001	2002
	RMB	RMB
Segment assets
Alumina	18,640,892	19,777,345
Primary aluminum	9,406,264	9,320,057
Corporate and other services	3,388,545	2,074,000
Unallocated (ii)	2,188,960	1,469,237
	------------	------------
	33,624,661	32,640,639
Inter-segment elimination	(227,150)	(720,675)
	------------	------------
Total assets	33,397,511	31,919,964
	------------	------------

Segment liabilities
Alumina	9,403,868	7,323,135
Primary aluminum	3,056,013	2,079,414
Corporate and other services	999,210	1,438,618
Unallocated (iii)	6,069,485	5,272,396
	------------	------------
	19,528,576	16,113,563
Inter-segment elimination	(657,030)	(155,355)
	------------	------------
Total liabilities	18,871,546	15,958,208
	========	========

(i)	Sales of corporate and other services mainly represent the sales of alumina by Zhengzhou Light Metals Research Institute.
(ii)	Unallocated assets, which represent assets not dedicated to a particular segment, consist primarily of bank balances and cash, investments, deferred tax assets, other receivables and fixed assets.
(iii)	Unallocated liabilities, which represent liabilities not dedicated to a particular segment, consist primarily of short-term and long-term loans, taxation payable and other liabilities.

Secondary reporting format - geographical segments

All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
4	Expenses related to other revenues
Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.
5	Selling and distribution expenses

	Year ended December 31,
	---------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Advertising expenses	3,873	2,527	410
Packaging expenses	43,133	49,626	137,972
Salaries and welfare expenses	6,438	9,354	27,336
Transportation and loading	166,196	230,083	268,518
Others	39,461	43,637	67,593
	------------	------------	------------
	259,101	335,227	501,829
	========	========	========
6	General and administrative expenses

	Year ended December 31,
	---------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Auditors' remuneration	2,297	17,890	17,350
Depreciation	59,249	85,367	73,166
Impairment loss on fixed assets	4,032	18,552	-
Loss on disposal of fixed assets	40,350	34,922	7,270
(Write-back of provision) provision for doubtful debts and bad debts written off, net	(11,681)	54,216	(97,050)
Insurance	21,928	43,137	23,124
Repairs and maintenance	106,723	39,493	24,463
Salaries and welfare expenses	500,311	262,307	226,680
Taxes other than income taxes (Note (a))	241,697	177,990	178,169
Travelling and entertainment	65,224	41,701	41,047
Utilities and office supplies	56,052	53,193	53,836
Amortization of goodwill (Note 23)	-	12,324	24,648
Amortization of mining rights (Note 23)	-	4,755	19,471
Others	158,901	228,564	132,782
	------------	------------	------------
	1,245,083	1,074,411	724,956
	========	========	========

(a)

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
7	Other expenses (income), net

	Year ended December 31,
	--------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Government subsidies	(3,636)	(22,263)	(990)
Interest waived (Note (a))	(37,115)	(103,265)	-
Net exchange (gain) loss (Note (b))	(23,306)	(9,913)	28,276
Penalties, fines and compensations	83,641	1,424	1,197
Unrealized (gain) loss on short- term investments	(3,560)	(1,803)	786
Unrealized gain on futures contracts	-	(500)	(13,180)
	------------	------------	------------
	16,024	(136,320)	16,089
	========	========	========

(a)

The gain recorded in 2000 was related to an arrangement made by China Great Wall Aluminum Zhongzhou Aluminum Plant (now a branch of the Company pursuant to the Reorganization) with the State Development Bank of China by the payment of a lump sum of RMB50,000 as full settlement of an outstanding loan and the related interest payable of RMB35,000 and RMB52,115 respectively, totalling RMB87,115.

The gain recorded in 2001 was mainly related to an arrangement made in 2000 between Shanxi Aluminum Plant (now a branch of the Company pursuant to the Reorganization) and the State Development Bank of China for full settlement of the outstanding interest payable of RMB513,265 by the payment of a lump sum of RMB410,000. The gain was deferred and not recognized in 2000 due to the presence of a condition at that time that the State Development Bank of China reserved the right to withdraw this interest waiver should there be any future occurrence of overdue loan principal and interest payable. The gain was recognized in 2001 given that the right to withdraw no longer applied following the replacement of the loan agreement by a new agreement entered into between the Company and the State Development Bank of China at the end of 2001.

(b)	The net exchange loss for the year ended December 31, 2002 was mainly related to foreign currency borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
8	Directors', supervisors and senior management's remuneration
(a)	Directors' and supervisors' remuneration
The aggregate amounts of remuneration payable to directors and supervisors of the Company during each of the three years ended December 31, 2002 are as follows:
	Year ended December 31,
	--------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Fees	-	72	817

Basic salaries, housing allowances, other allowances and benefits in kind	4,743	4,019	2,381
Discretionary bonuses	-	-	-
Contributions to the retirement
scheme	5	37	46
	------------	------------	------------
	4,748	4,128	3,244
	========	========	========
The remuneration of the directors and supervisors fell within the following bands:

	Number of directors and supervisors
	Year ended December 31,
	--------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002

RMBNil - RMB1,000	6	9	12
RMB1,000 - RMB2,000	-	1	-
Over RMB2,000	2	-	-

Directors' fees disclosed above of RMB72 and RMB292 were in respect of amount payable to the two independent non-executive directors for the years ended December 31,2001 and 2002, respectively. The remuneration for the periods prior to the incorporation of the Company (as included in the combined statement of income for the years ended December 31, 2000 and 2001) represents historical amounts paid to the directors who were the management staff of the Group during those periods.

No directors or supervisors of the Company waived any remuneration during each of the three years.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
8	Directors', supervisors and senior management's remuneration (continued)
(b)	Five highest paid individuals
The five individuals whose remuneration amounts were the highest in the Group were as follows:

	Number of individuals Year ended December 31,
	-----------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002

Directors and supervisors	2	5	3
Senior management	1	-	2
Other individuals	2	-	-

Details of remuneration of senior management and other individuals amongst the five highest paid individuals are as follows:

	Year ended December 31,
	-----------------------------------------------------
	Combined 2000	(Note) Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Basic salaries, housing allowances, other allowances and benefits in kind	2,358	-	782
Discretionary bonuses	100	-	-
Contributions to the
retirement scheme	4	-	18
	------------	------------	------------
	2,462	-	800
	========	========	========

The remuneration fell within the following bands:

	Number of individuals Year ended December 31,
	--------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002

Nil - RMB1,000	2	-	2
RMB1,000 - RMB2,000	-	-	-
Over RMB2,000	1	-	-

Note:	The five individuals whose remuneration amounts were the highest for that year were also directors and supervisors and their amounts of remuneration are reflected in the analysis in Note 8(a).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
9	Staff costs

	Year ended December 31,
	---------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Wages and salaries	1,850,431	1,608,645	1,531,308
Housing subsidies (Note (a))	163,664	125,126	121,984
Contributions to the retirement
schemes (Note (b))	201,462	166,969	275,329
Supplementary subsidies to
retirees (Note (c))	56,344	-	-
Welfare and other expenses	304,386	445,278	285,688
	------------	------------	------------
	2,576,287	2,346,018	2,214,309
	=======	=======	=======

(a)

Housing subsidies are provided to staff in the form of pecuniary subsidy. Prior to 2000, staff quarters were allocated to eligible employees for consideration based on the then prevailing relevant State policies and related losses were charged to the statement of income. In relation to the Reorganization, any gains or losses arising from allocation of staff quarters to employees of the Group subsequent to December 31, 2000 are entitled to or borne by Chinalco.

(b)

The employees of the Group participate in various retirement benefit plans organized by the relevant municipal and provincial governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees' basic salary for the respective periods. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of the scheme, which is operated by the respective governments are held separately from the Company and its subsidiaries.

(c)	Commencing January 1, 2001, no supplementary subsidies are made by the Group to retired employees.
(d)	Staff costs include remuneration paid to directors, supervisors and senior management as set out in Note 8.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
10	Expenses charged to the statement of income

	Year ended December 31,
	-------------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Depreciation	1,368,281	1,797,225	1,981,537
Operating lease rentals in
respect of land and buildings	-	71,559	116,428
	=========	=========	=========

11	Finance costs

	Year ended December 31,
	----------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Interest on bank loans	610,101	546,193	553,392
Interest on other loans
Wholly repayable within five years	84,533	24,688	15,557
Not wholly repayable within five years	31,878	20,800	61
	--------------	--------------	--------------
Total finance costs incurred	726,512	591,681	569,010
Less: amount capitalized in construction in progress	(18,279)	(42,271)	(78,396)
	--------------	--------------	--------------
	708,233	549,410	490,614
	=========	=========	=========
Interest rates per annum at which finance costs were capitalized	3.6% to 7.0%	6.0% to 7.0%	6.0% to 6.2%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
12	Taxation
	(a)	The amount of taxation charged to the statement of income represents:
	Year ended December 31,
	---------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Current taxation:
PRC income tax	1,304,779	799,409	343,980
Over provision in prior years (Note (c))	-	-	(171,568)
Deferred tax	284,000	(43,715)	10,981
	--------------	--------------	--------------
	1,588,779	755,694	183,393
Share of income tax attributable to a jointly controlled entity	696	1,126	-
	--------------	--------------	--------------
	1,589,475	756,820	183,393
	=========	=========	=========

(b)

The current PRC income taxes of the Company, its subsidiaries and the jointly controlled entity have been provided at the basic tax rate of 33% on the assessable profits for the respective years, except for those related to the following operations in the Group:

(i)

Pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches of the Company located in the western region of China (namely Guangxi branch, Qinghai branch and Guizhou branch), were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as the three branches continue to engage in qualified operations in their respective regions. Accordingly, the over provision of taxation payable in relation to the three branches for year 2001 were written back during year 2002.

	(ii)	A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a "high-tech" enterprise in its province for tax purposes.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
12.	Taxation (continued)
(b)	(continued)
The tax on the Group's net income before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:
	Year ended December 31,
	-----------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

Income before income tax	4,247,138	2,408,610	1,631,820
	------------	------------	------------
Tax calculated at a tax rate of 33%	1,401,556	794,841	538,501
Deferred tax benefit arising from tax losses not recognized	10,890	87,500	2,951
Income not subject to tax	(17,548)	(204,953)	(86,124)
Expenses not deductible for tax purposes	297,546	201,584	71,303
Utilization of prior year unrecognized tax losses	-	(78,227)	-
Differential tax rate on the income of certain branches and a subsidiary	(102,969)	(43,925)	(171,670)
Over provision in prior year	-	-	(171,568)
	------------	------------	------------
Tax charge	1,589,475	756,820	183,393
	========	========	========

Prior to the Reorganization, the Core Units now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous years. Given the restrictions on the utilization of such tax losses for periods subsequent to the Reorganization, the Company is awaiting final agreement by the relevant tax authorities in Beijing regarding the use of such tax losses. The resulting deferred tax benefit arising from these tax losses of approximately RMB371,000, RMB 220,000 and RMB220,000 as of December 31, 2000, 2001 and 2002, respectively, have not been recognized in the financial statements.

(c)	Over provision of taxation payable in prior year represents the effect of reduced tax rate on taxation payable as referred to in (b)(I) above.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
12	Taxation (continued)
(d)	Deferred income tax is calculated on temporary timing differences under the liability method using the respective applicable rates. The movements in the deferred tax account are as follows:

	Year ended December 31,
	---------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002
	RMB	RMB	RMB

At beginning of the year	284,000	-	43,715
Transfer (to) from statement of income	(284,000)	43,715	(10,981)
	------------	------------	------------
At the end of the year	-	43,715	32,734
	========	========	========
Provided for in respect of:
Provision for receivables and inventories	-	33,594	29,258
Other timing differences	-	10,121	3,476
	------------	------------	------------
Total deferred tax assets	-	43,715	32,734
	========	========	========
The potential deferred taxation not provided for in the financial statements amounts to:
Tax losses	370,672	220,332	220,332
Other timing differences	243,000	177,000	29,700
	------------	------------	------------
	613,672	397,332	250,032
	========	========	========

Deferred tax balances are attributable to the following items:

	As of December 31,
	---------------------------------
	2001 RMB	2002 RMB
Current deferred tax assets
Provision, primarily related to receivables	33,594	29,258
Other timing differences	10,121	3,476
	------------	------------
Total deferred tax assets	43,715	32,734
	========	========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
13	Dividend

	Year ended December 31,
	---------------------------------
	2001 RMB	2002 RMB

Final, proposed of RMB0.017 and RMB0.045 per share	178,498	472,496
	========	========

The proposed final dividend for each of the years ended December 31, 2001 and 2002 waswas declared at meetings held on April 14, 2002 and April 14, 2003, respectively. The proposed dividend for a particular year is not reflected as a dividend payable in the financial statements of the same year, but will be reflected as an appropriation of retained earnings in the coming year.

14	Net income per share

The calculation of net income per share for the year ended December 31, 2000 is based on the Group's combined net income of RMB2,522,997 and the 8,000,000,000 shares issued and outstanding upon the legal formation of the Company as if such shares had been outstanding throughout the year.

The calculation of net income per share for the year ended December 31, 2001 is based on the Group's combined net income of RMB1,588,077 and the weighted average number of 8,122,481,912 shares in issue during the period since the legal formation of the Company.

The calculations of net income per share for the year ended December 31, 2000 is based on the group's consolidated net income of RMB 1,401,605 and the weighted average number of 10,495,862,841 shares in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

15	Bank balances and cash
Details of bank balances pledged are as follows:

	Assets pledged		Related liabilities
	-------------------------------		-------------------------------
	Nature	Amount	Nature	Amount
		RMB		RMB
Group

As of December 31, 2000	Bank balances	16,897	Bills payable	31,360
(Combined)	Bank balances	23,000	Short-term bank loans	20,000
	Long-term deposit	60,000	Long-term bank loans	90,000

As of December 31, 2001	Bank balances	87,171	Bills payable	206,174
(Consolidated)	Bank balances	60,000	Long-term bank loans	90,000

As of December 31, 2002	Bank balances	42,924	Bills payable	91,524
(Consolidated)	Bank balances	3,245	Letter of credit	3,245

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
16	Accounts receivable, net

	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Trade receivables (Note (a))	1,431,031	847,792
Bills receivables (Note (b))	935,266	1,068,056
	------------	------------
	2,366,297	1,915,848
	========	========
(a)	Trade receivables

	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Gross trade receivables	1,856,747	1,174,559
Less: provision for doubtful accounts	(425,716)	(326,767)
	------------	------------
	1,431,031	847,792
	========	========

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly. Certain of the Group's sales were on advance payment or documents against payment and sales to small, new or short-term customers are normally expected to be settled shortly after delivery. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

Aging analyses of trade receivables, net of provision made, were as follows:

	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Within 1 month	789,891	284,834
Between 2 and 6 months	541,680	269,880
Between 7 and 12 months	45,955	115,900
Between 1 and 2 years	39,002	165,022
Between 2 and 3 years	14,503	12,156
	------------	------------
	1,431,031	847,792
	========	========

(b)	Bills receivable are bills of exchange with maturity dates of within six months.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
17	Due from related parties
The amounts due from related parties can be analyzed as follows:

	Trade
	--------------------------------
	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Fellow subsidiaries	20,420	32,939
Other related parties	119,416	120,439
	------------	------------
	139,836	153,378
	========	========
	Others
	--------------------------------
	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Fellow subsidiaries	547,053	301,791
Jointly controlled entity	17,618	16,267
Other related parties	-	1,193
	------------	------------
	564,671	319,251
	========	========
	Total
	--------------------------------
	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Fellow subsidiaries	567,473	334,730
Jointly controlled entity	17,618	16,267
Other related parties	119,416	121,632
	------------	------------
	704,507	472,629
	========	========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
17	Due from related parties (continued)
Aging analyses of amounts due from related parties, which are trading in nature, were as follows:
	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Within 1 month	13,409	10,476
Between 2 and 6 months	1,538	12,277
Between 7 and 12 months	121,970	7,966
Between 1 and 2 years	2,919	122,659
	------------	------------
	139,836	153,378
	========	========

Other receivables from the fellow subsidiaries, the jointly controlled entity and other related parties are unsecured, non-interest bearing and are repayable on demand.
18	Inventories

	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Raw materials	964,650	878,784
Work in progress	1,170,200	1,284,858
Finished goods	1,088,184	532,706
Production supplies	577,100	560,388
	------------	------------
	3,800,134	3,256,736
	========	========

As of December 31, 2001 and 2002, inventories of the Group with cost of RMB254,911 and RMB269,645, respectively, were stated at the net realizable value of approximately RMB200,518 and RMB245,707, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
19	Other current assets

	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Purchase deposits to suppliers	174,934	269,474
Other deposits and prepayments	160,908	161,554
Value-added tax recoverable	20,893	9,877
Short-term listed investments, at fair value	2,376	4,859
Others (Note)	287,553	124,744
	------------	------------
	646,664	570,508
	========	========
	Note:	As of December 31, 2001 and 2002, the balances of the Group were stated net of provision for doubtful receivables of RMB178,808 and RMB148,542, respectively.
20	Long-term investments

	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Unlisted equity securities, at cost	2,956	900
Unlisted held-to-maturity debt securities, at cost	-	10,158
	------------	------------
	2,956	11,058
	========	========
21	Interest in a jointly controlled entity

	As of December 31,
	--------------------------------
	2001	2002
	RMB	RMB

Share of net assets	17,949	17,695
	========	========

The Group has a 50% interest in ownership, voting power and income sharing in Shanxi JinXin Aluminum Co., Ltd, a joint venture incorporated and operated in the PRC which is engaged in the production of primary aluminum. The joint venture, which has paid up capital of RMB20,000 and formed with an unrelated party, was established on April 8, 1996 for a period of 15 years.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
22	Property, plant and equipment

				Motor
				vehicles and	Office and
	Construction		Plant and	transportation	other
	in progress	Buildings	machinery	facilities	equipment	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost
As of January 1, 2001	1,447,597	7,691,118	13,712,128	558,063	156,499	23,565,405
Acquisition of a subsidiary	291,218	-	-	-	-	291,218
Acquisition of minority
interests	-	53,739	68,396	-	-	122,135
Additions	3,075,877	36,741	70,055	77,519	42,336	3,302,528
Effect of Reorganization	(5,354)	2,591,985	4,103,336	84,868	(19,199)	6,755,636
Transfers	(1,528,696)	176,053	1,309,196	19,272	24,175	-
Disposals	(36,034)	(66,113)	(105,911)	(53,289)	(18,917)	(280,264)
	----------------	----------------	----------------	----------------	----------------	----------------
As of December 31, 2001	3,244,608	10,483,523	19,157,200	686,433	184,894	33,756,658
	=========	=========	=========	=========	=========	=========
Accumulated depreciation and impairment
As of January 1, 2001	-	2,002,116	6,507,210	282,382	89,518	8,881,226
Charge for the year	-	346,323	1,216,023	62,559	29,262	1,654,167
Effect of Reorganization	-	1,083,391	1,647,925	91,766	(30,776)	2,792,306
Impairment charge (Note 6)	11,406	-	6,485	661	-	18,552
Disposals	-	(36,766)	(60,109)	(34,209)	(16,660)	(147,744)
	----------------	----------------	----------------	----------------	----------------	----------------
As of December 31, 2001	11,406	3,395,064	9,317,534	403,159	71,344	13,198,507
	=========	=========	=========	=========	=========	=========
Net book value
As of December 31, 2001	3,233,202	7,088,459	9,839,666	283,274	113,550	20,558,151
	=========	=========	=========	=========	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
22	Property, plant and equipment (continued)

				Motor
				vehicles and	Office and
	Construction		Plant and	transportation	other
	in progress	Buildings	machinery	facilities	equipment	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost
As of January 1, 2002	3,244,608	10,483,523	19,157,200	686,433	184,894	33,756,658
Additions	3,743,909	35,881	94,256	84,800	13,748	3,972,594
Transfers	(3,443,433)	1,047,465	2,343,960	89,469	(37,461)	-
Disposals	-	(11,148)	(60,646)	(21,901)	(19,558)	(113,253)
	----------------	----------------	----------------	----------------	----------------	----------------
As of December 31, 2002	3,545,084	11,555,721	21,534,770	838,801	141,623	37,615,999
	=========	=========	=========	=========	=========	=========
Accumulated depreciation and impairment
As of January 1, 2002	11,406	3,395,064	9,317,534	403,159	71,344	13,198,507
Charge for the year	-	435,361	1,365,764	88,111	33,686	1,922,922
Transfers	(11,406)	3,019	19,940	19,164	(30,717)	-
Disposals	-	(2,500)	(44,319)	(15,548)	(6,628)	(68,995)
	----------------	----------------	----------------	----------------	----------------	----------------
As of December 31, 2002	-	3,830,944	10,658,919	494,886	67,685	15,052,434
	=========	=========	=========	=========	=========	=========
Net book value
As of December 31, 2002	3,545,084	7,724,777	10,875,851	343,915	73,938	22,563,565
	=========	=========	=========	=========	=========	=========

All the buildings of the Group are located in the PRC.
As of December 31, 2001, fixed assets with total net book value of approximately RMB2,238,406 were pledged as security for bank borrowings of the Group.

As of December 31, 2002, no fixed assets were pledged as security.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
23	Intangible assets

	Goodwill	Mining rights	Total
	RMB	RMB	RMB

Goodwill arising from acquisition of minority interests pursuant to the Reorganization (Note 1)	229,599	-	229,599
Goodwill arising from acquisition of Chinalco's interests in Core Units	263,355	-	263,355
Acquisition of mining rights pursuant to the Reorganization (Note 1)	-	285,341	285,341
Amortization charge for the year (Note 6)	(12,324)	(4,755)	(17,079)
	----------	----------	----------
As of December 31, 2001	480,630	280,586	761,216
	=======	=======	=======
As of December 31, 2001
Cost	492,954	285,341	778,295
Accumulated amortization	(12,324)	(4,755)	(17,079)
	----------	----------	----------
Net book amount	480,630	280,586	761,216
	=======	=======	=======
As of January 1, 2002
Cost	480,630	280,586	761,216
Additions	-	19,840	19,840
Amortization charge for the year (Note 6)	(24,648)	(19,471)	(44,119)
	----------	----------	----------
As of December 31, 2002	455,982	280,955	736,937
	=======	=======	=======
As of December 31, 2002
Cost	492,954	285,341	778,295
Additions	-	19,840	19,840
Accumulated amortization	(36,972)	(24,226)	(61,198)
	----------	----------	----------
Net book amount	455,982	280,955	736,937
	=======	=======	=======

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
24	Excluded businesses

The combined statement of income for the years ended December 31, 2000 and 2001 include the results of operations of the Excluded Businesses set out below. The results of operations of the Excluded Businesses included in the combined statement of income for the year ended December 31, 2001 only represent those for the period from January 1, 2001 to June 30, 2001, the date immediately before the effective date of Reorganization, when such businesses were retained by Chinalco pursuant to the Reorganization (Note 1(a)), respectively. Accordingly, these operations were not included in the Group's operations subsequent to the Reorganization.

	Year ended December 31,
	-------------------------------------
	2000	2001
	RMB	RMB

Sales of goods	38,662	4,022
	========	========
Operating loss before financing costs	46,485	13,604
Finance costs	4,499	2,400
	-------------	-------------
Net loss	50,984	16,004
	========	========

25	Accounts payable

	As of December 31,
	-------------------------------------
	2001	2002
	RMB	RMB

Trade payables (Note (a))	1,462,577	1,348,816
Bills payable (Note (b))	663,446	622,693
	-------------	-------------
	2,126,023	1,971,509
	=========	=========
(a)	Trade payables
Aging analyses of trade payables were as follows:
	As of December 31,
	-------------------------------------
	2001	2002
	RMB	RMB

Within 1 month	866,481	768,637
Between 2 and 6 months	245,544	387,728
Between 7 and 12 months	150,564	74,221
Between 1 and 2 years	71,126	60,817
Between 2 and 3 years	47,347	3,420
Over 3 years	81,515	53,993
	-------------	-------------
	1,462,577	1,348,816
	=========	=========
(b)	Bills payable are repayable within six months.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
26	Due to related parties
The amounts due to related parties can be analyzed as follows:

	Trade
	--------------------------------------
	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB

Fellow subsidiaries	30,206	86,292
Other related parties	741	18,812
	-------------	-------------
	30,947	105,104
	=========	=========
	Others
	--------------------------------------
	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB

Holding company	309,860	166,351
Fellow subsidiaries	874,447	477,635
Other related parties	36,960	11,979
	-------------	-------------
	1,221,267	655,965
	=========	=========
	Total
	--------------------------------------
	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB

Holding company	309,860	166,351
Fellow subsidiaries	904,653	563,927
Other related parties	37,701	30,791
	-------------	-------------
	1,252,214	761,069
	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
26	Due to related parties (continued)
Aging analyses of amounts due to related parties, which are trading in nature, were as follows:
	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB

Within 1 month	7,502	47,142
Between 2 and 6 months	23,445	56,130
Between 7 and 12 months	-	1,273
Over 1 year	-	559
	-------------	-------------
	30,947	105,104
	=========	=========
Other payables to the holding company, the fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand.
27	Other payables and accruals

	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB

Interest payable	786,335	155,470
Sales deposits from customers	411,176	380,891
Accrued payroll	760,680	378,027
Staff welfare payable	246,298	236,670
Accrued construction costs	837,298	828,067
Taxes other than income taxes payable	417,973	358,573
Payable for purchase of minority interests (Note)	200,000	-
Accrued contributions to retirement schemes	63,312	61,226
Other accruals	380,903	405,112
	-------------	-------------
	4,103,975	2,804,036
	=========	=========

Note:

Prior to the Reorganization, Chinalco acquired the remaining 25% equity interest in Qinghai Aluminum Co., Ltd. from the latter party's then minority shareholders. The consideration was pro rated for the core assets which were transferred to the Group upon the Reorganization. The amount represents balance of the consideration payable and which was transferred to the Group as part of the Reorganization.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
28	Long-term loans
Long-term loans include bank loans and other loans which are analyzed as follows:

	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB

Loans
Unsecured	6,125,346	6,003,282
Secured	590,757	-
	-------------	-------------
	6,716,103	6,003,282
Current portion of long-term loans	(1,324,242)	(1,053,984)
	-------------	-------------
	5,391,861	4,949,298
	=========	=========
The repayment terms of the loans are analyzed as follows:
	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB

Bank loans
Wholly repayable within five years	2,985,891	1,634,400
Not wholly repayable within five years	2,066,107	3,800,609
	-------------	-------------
	5,051,998	5,435,009
	-------------	-------------
Other loans
Wholly repayable within five years	1,644,105	273,158
Not wholly repayable within five years	20,000	295,115
	-------------	-------------
	1,664,105	568,273
	-------------	-------------
	6,716,103	6,003,282
	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
28	Long-term loans (continued)
The Group's bank loans and other borrowings were repayable as follows:
	Bank loans
	-------------------------------------
	As of December 31,
	-------------------------------------
	2001	2002
	RMB	RMB

Within one year	691,707	841,131
In the second year	787,976	889,399
In the third to fifth year	2,763,427	2,761,494
After the fifth year	808,888	942,985
	-------------	-------------
	5,051,998	5,435,009
	========	========
	Other loans
	-------------------------------------
	As of December 31,
	-------------------------------------
	2001	2002
	RMB	RMB

Within one year	632,535	212,853
In the second year	447,550	105,420
In the third to fifth year	564,020	250,000
After the fifth year	20,000	-
	-------------	-------------
	1,664,105	568,273
	========	========
	Total
	-------------------------------------
	As of December 31,
	-------------------------------------
	2001	2002
	RMB	RMB

Within one year	1,324,242	1,053,984
In the second year	1,235,526	994,819
In the third to fifth year	3,327,447	3,011,494
After the fifth year	828,888	942,985
	-------------	-------------
	6,716,103	6,003,282
	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
28	Long-term loans (continued)
The Group's bank loans as of December 31, 2001 of RMB1,124,878 were secured by the following:
	(i)	Certain property, plant and equipment of the Group (Note 22); and
	(ii)	Bank deposits of RMB60,000 of the Group (Note 15).

As of December 31, 2002, all of the Group's bank loans were unsecured.

As of December 31, 2001 and 2002, bank loans of the Group of RMB2,750,110 and RMB4,300,949, respectively, were guaranteed by Chinalco.

Bank facilities

As of December 31, 2001 and 2002, the Group had total banking facilities of approximately RMB11,533,000 and RMB18,043,000, respectively, inclusive of long-term facilities of approximately RMB6,716,000 and RMB9,111,000, respectively, and other loan facilities of approximately RMB4,817,000 and RMB8,931,000, respectively. Out of the total banking facilities granted as of December 31, 2001 and 2002, amounts totalling RMB11,533,000 and RMB10,813,000, respectively, have been utilized. Approximately RMB14,433,000 of the banking facilities available as of December 31, 2002 require renewal during 2003. The directors of the Company are confident that such banking facilities can be renewed upon expiry.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
28	Long-term loans (continued)
The characteristics of long-term loans can be analyzed as follows:

Loan	Interest rate and final maturity	2001	2002
		RMB	RMB
Bank loans:
Renminbi-denominated loans:
Bank loans for development	Variable interest rates ranging from interest-free
of production facilities	to 7.2% per annum as of December 31, 2001 and
	from 5% to 6% per annum as of December 31,
	2002, both with maturities through to 2009	2,637,178	2,067,600

Bank loans for working capital	Majority variable interest rates ranging from 5.9%
	to 11.2% per annum as of December 31, 2001
	with maturities through to 2009 and from 4.8% to
	7.6% per annum as of December 31, 2002 with
	maturities through to 2007	2,209,960	3,182,071

U.S. Dollardollar-denominated loans:
Bank loans for development	Variable interest rates ranging from interest-free
of production facilities	to LIBOR + 1.5% per annum as of December 31,
	2001 with maturities through to 2002	9,532	-

Euro-denominated loans:
Bank loans for development	Fixed interest rates ranging from 2.3% to 9.4%
of production facilities	per annum as of December 31, 2002 with
	maturities through to 2021	-	172,911

French Francfranc-denominated loans:
Bank loans for development	Fixed interest rates at 2.8% to 9.4% per annum as
of production facilities	of December 31, 2001 with maturities through to
	2021	178,378	-

Netherlands Guilderguilder-denominated
loans:
Bank loans for development	Fixed interest rate at 2.8% per annum as of
of production facilities	December 31, 2001 with maturities through
	to 2003	3,382	-

Danish Kronekrone-denominated loans:
Bank loans for development	Fixed interest rates ranging from interest-free to
of production facilities	9.2% per annum as of December 31, 2001 and
	from 3% to 9.2% per annum as of December 31,
	2002, both with maturities through to 2015	13,568	12,427
		--------------	--------------
		5,051,998	5,435,009
		========	========
Other loans:
Renminbi-denominated loans:
Bank loans for working capital	Variable interest rates ranging from interest-free
	to 6.5% per annum as of December 31, 2001 and
	from interest-free to 6.2% per annum as of December 31,	1,664,105	568,273
	2002, both with maturities through to 2006	========	========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
29	Commitments
(a)	Capital commitments for property, plant and equipment

	As of December 31,
	-------------------------------------
	2001	2002
	RMB	RMB

Contracted but not provided for	3,241,135	2,449,333
Authorized but not contracted for	2,427,418	5,477,890
	--------------	--------------
	5,668,553	7,927,223
	=========	=========
(b)	Commitments under operating leases
The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancellable operating leases as follows:
	As of December 31,
	-------------------------------------
	2001 RMB	2002 RMB
Not later than one year	141,968	141,995
Later than one year and not later than five years	567,873	567,980
Later than five years	6,087,845	5,946,215
	--------------	--------------
	6,797,686	6,656,190
	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
30	Litigation and contingent liabilities
(a)	Litigation
(i) As of December 31, 2001 and 2002, the Group has no significant pending litigation.
(ii)

In July 2002, a service provider of the Company sued the Company in Hong Kong for recovery of service fee for document processing, printing the translation services provided in respect of the prospectus during the listing process of the Company. The lawsuit was subsequently settled out of court in January 2003 when an agreement was reached by both parties to settle the outstanding service fee. Adequate provision has been made for the agreed settlement amount in the financial statements.

(b)

Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by a branch of the Company in Pingguo, Guangxi (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering, due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obliged to pay US$7,500 (equivalent to RMB62,100) to the other party as compensation.

Although the final joint venture agreement was not executed within eight months of the closing of the Company's global offering, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

On December 17, 2002, a joint announcement was made by the Company and Alcoa regarding the revised timetable in formalizing the Pingguo JV. According to this joint announcement, both parties are satisfied with the progress of preparations made during 2002 and expect to finalize the necessary arrangements and obtain government approvals by the second half of 2003. The Company has not made a claim against Alcoa nor, according to the directors, has Alcoa asserted a claim against the Company for compensation payment.

31	Issued capital and reserves
(a)	Share capital

	As of December 31,
	--------------------------------------
	2001	2002
	RMB	RMB
Registered, issued and fully paid:
10,499,900,153 (2001: 10,352,942,000) shares of
RMB1.00 each	10,352,942	10,499,900
	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
31	Issued capital and reserves (continued)

(a)	Share capital (continued)

The initial registered capital of the Company was RMB8,000,000, consisting of 8,000,000,000 domestic shares of par value of RMB1.00 per share. These 8,000,000,000 shares were issued to promoters of the Company, namely Chinalco, Guangxi Development and Investment Co., Ltd. (Chinese characters) ("Guangxi Development") and Guizhou Development.

In mid December 2001, the registered, issued and fully paid capital of the Company were all increased to RMB10,352,942 by the issuance of an additional 2,352,942,000 H shares of RMB1.00 each to the public. In addition, a total number of 235,294,200 domestic shares in issue owned as to 151,271,000 domestic shares by Chinalco and as to 84,023,000 domestic shares in total by the three minority shareholders were converted into H shares and sold to the public.

In January 2002, the registered, issued and fully paid capital of the Company were all further increased to approximately RMB10,499,900 by the issuance of an additional 146,958,153 new H shares of RMB1.00 each to the public upon the exercise of the Over-allotment Option by the Joint Global Coordinators of the Global Offering ("Over-allotment"). The net proceeds to the Company from the Over-allotment amounted to approximately RMB204,755. As part of this exercise, a total number of 14,695,815 domestic shares in issue owned as to 9,447,940 domestic shares by Chinalco and as to 5,247,875 domestic shares in total by the three minority shareholders were converted into H shares and sold to the public. As of December 31, 2002, the total number of domestic shares and H shares were 7,750,010,185 shares and 2,749,889,968 shares, respectively.

(b)	Reserves

(i) Capital reserve

	As of December 31,
	-----------------------------------
	2001	2002
	RMB	RMB
Capital reserve represents:
Premium on issue of shares upon Reorganization	2,403,804	2,403,804
Premium on subsequent issue of shares to the public	803,454	745,657
Gain on waiver of interest (Note 7(a))	103,000	103,000
	---------------	---------------
	3,310,258	3,252,461
	=========	=========

Capital reserve can only be used to increase share capital.
(ii)	Statutory surplus reserve

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the income after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
31	Issued capital and reserves (continued)
(b)	Reserves (continued)
	(iii)	Statutory public welfare fund

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the income after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital. A 10% transfer was made to the statutory public welfare fund for each of the two years ended December 31, 2001 and 2002.

	(iv)	Retained earnings (accumulated losses)

	2001	2002
	RMB	RMB

Company and subsidiaries	393,383	1,326,271
A jointly controlled entity	(1,183)	(1,437)
	--------------	--------------
	392,200	1,324,834
	=========	=========

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
32	Notes to the combined / consolidated cash flow statements
(a)	Analysis of changes in financing during the year

	Owner's equity/share capital and reserve			Minority interests			Loans
	-----------------------------------------------			-----------------------------------------------			-----------------------------------------------
	Combined 2000 RMB	Combined 2001 RMB	Consolidated 2002 RMB	Combined 2000 RMB	Combined 2001 RMB	Consolidated 2002 RMB	Combined 2000 RMB	Combined 2001 RMB	Consolidated 2002 RMB

As of January 1,	(2,147,088)	5,026,099	14,096,085	283,091	393,724	429,880	14,864,792	10,061,797	10,869,410
Effect of the Reorganization (Note)	-	4,127,132	-	-	52,436	-	-	-	-
Net income for the year	2,522,997	1,588,077	1,401,605	-	-	-	-	-	-
Minority interests' share of net income	-	-	-	134,666	63,713	46,822	-	-	-
Net income distribution	(106,352)	(4,722)	-	-	-	-	-	-	-
Injection of capital by minority shareholders	-	-	-	-	-	600	-	-	-
Net cash (outflows) inflows from financing related to loans	-	-	-	-	-	-	(1,621,468)	807,613	(956,879)
Contributions from, net of distributions to owner	(588,430)	260,900	-	1,200	-	-	-	-	-
Conversion of debt into equity	5,344,972	-	-	-	-	-	(3,181,527)	-	-
Dividends paid to minority shareholders	-	-	-	(25,233)	(79,993)	(39,493)	-	-	-
Dividend paid	-	-	(178,498)	-	-	-	-	-	-
Issue of shares	-	3,441,674	215,170	-	-	-	-	-	-
Share issue expenses	-	(343,075)	(10,415)	-	-	-	-	-	-
Interest payable transfer to bank loan	-	-	-	-	-	-	-	-	140,041
	--------------	--------------	--------------	--------------	--------------	--------------	--------------	--------------	--------------
As of December 31,	5,026,099	14,096,085	15,523,947	393,724	429,880	437,809	10,061,797	10,869,410	10,052,572
	========	========	========	========	========	========	========	========	========

Note:

The effect of the Reorganization comprised the net impact of (i) the restatement of property, plant and equipment from their respective carrying values to cost to the Group pursuant to the Reorganization, (ii) distribution of the Excluded Cash of RMB349,910 and (iii) net liabilities of Excluded Business of RMB94,262.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
32	Notes to the combined / consolidated cash flow statements (continued)
(b)	Purchase of a subsidiary
There were no purchase of subsidiaries for the years ended December 31, 2000 and 2002. The effects of the purchase of a subsidiary in 2001 on cash flow of the Group are as follows:

RMB

Net assets acquired
Fixed assets	291,218
Inventories	832
Other receivables	13,560
Bank balances and cash	2,038
Other payables	(63,248)
Short-term loan	(65,000)
----------
179,400
=======
Satisfied by
Cash	179,400
=======

The subsidiary acquired during 2001 did not contribute to the Group's net operating cash flows, did not make payment in respect of the net returns on investments, servicing of finance and taxation and paid RMB819 for investing activities.

Analysis of the net outflow in respect of the purchase of a subsidiary in 2001:

RMB

Cash consideration	(179,400)
Bank balances and cash in hand acquired	2,038
----------
Net cash outflow in respect of the purchase of a subsidiary	(177,362)
=======
33	Related party transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, in the ordinary course of business. The management of the Company are of the view that the Group is not to disclose transactions with state-owned enterprises whose relationships with the Group were merely by virtue of common control or significant influence by the PRC government as related party transactions.

Saved as disclosed in Note 1(a) in respect of the transactions with respect to the Reorganization and elsewhere in the financial statements. Significant related party transactions which were carried out in the normal course of the Group's business are as follows:

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
33	Related party transactions (continued)

		Year ended December 31,
		----------------------------------------------
	Note	Combined 2000	Combined 2001	Consolidated 2002
		RMB	RMB	RMB

Sales of materials and finished goods to:	(a)
Holding company and fellow
subsidiaries		467,029	333,211	479,408
Jointly controlled entity		38,902	20,078	21,496
Other related parties		370,294	250,281	191,677
		-----------	-----------	-----------
		876,225	603,570	692,581
Provision of utility services to the
holding company	(b)	109,059	167,034	195,519
Provision of engineering,
construction and supervisory
services by the holding company and
fellow subsidiaries	(c)	764,651	519,634	665,337
Purchases of key and auxiliary
materials from:	(d)
Holding company and fellow
subsidiaries		194,642	255,450	212,654
Other related parties		107,167	126,100	151,747
		-----------	-----------	-----------
		301,809	381,550	364,401
Provision of social services and
logistics services by the holding
company	(e)	443,335	472,555	541,731
Land and building rental charged by
the holding company	(f)	-	71,559	141,995
Building rental charged to the
holding company	(g)	-	1,311	2,584
Interest expenses in relation to loans
from related parties		-	1,554	-
Net temporary advances to related
parties		14,163	72,663	-
Net temporary advances from related
parties		24,462	-	-

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
33	Related party transactions (continued)
(a)

Materials and finished goods sold to Chinalco, fellow subsidiaries and other related companies (including an associated company of a promoter, namely Guangxi Aluminum Development and Investment Stock Co., Ltd. ("Guangxi Associate") during the years mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into prior to the Reorganization were conducted in the normal course of business at normal commercial terms. Transactions entered into after the Reorganization are covered by the following agreements:

	(i)	General agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

  Adoption of the price prescribed by the PRC government ("State-prescribed price");

  If there is no State-prescribed price, then adoption of State-guidance price;

  If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

  If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii)

Aluminum Ingots and Alumina Supply Agreement entered into between the Company and Guangxi Associate and, under which the Company supply aluminum ingots and alumina products to Guangxi Associates for a three-year period commencing from July 1, 2001. The prevailing market price is adopted for pricing purposes.

(b)

Utility services, including electricity, gas, heat and water, were supplied to Chinalco at cost prior to the Reorganization. Cost of the Company was based on the government fixed price where applicable. Subsequent to the Reorganization, these are supplied at the pricing policy as set out in (a)(i) above.

(c)

Engineering, project construction and supervisory services were provided by Chinalco and other related parties to the Company mainly for construction projects during the years. Prior to the Reorganization, these services were provided at prevailing market prices and on commercial terms no more favourable than terms available to third parties. Subsequent to the Reorganization, provision of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(d)

Prior to the Reorganization, key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) were purchased from Chinalco, fellow subsidiaries and other related companies at normal commercial terms. Subsequent to the Reorganization, these purchases are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
33	Related party transactions (continued)
(e)

Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Prior to the Reorganization, these services were provided at cost. Subsequent to the Reorganization, provision of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

(f)

Prior to the Reorganization, land had been occupied and used by the Company without incurring charge payable to Chinalco. Subsequent to the Reorganization, rental fee is payable to Chinalco for the rental of land, inclusive of both for industrial or for commercial purposes, occupied and used by the Company during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable is approximately RMB134,000.

(g)

According to the Building Leasing Agreement entered into between the Company and Chinalco, the Company is entitled to receive rental fee for buildings and properties transferred to the Group but occupied by Chinalco while the Group is required to pay rental fee for the use of buildings and properties which are retained by Chinalco.

As of December 31, 2001 and 2002, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties:
(i)

Prior to the Reorganization, guarantees were granted by Chinalco to banks for the loans borrowed by the Group. Subsequent to the Reorganization, these guarantees are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.
Besides, prior to the Reorganization, guarantees were granted by the Group to banks and other enterprises for the loans borrowed by fellow subsidiaries and other related parties. Subsequent to the Reorganization, these guarantees are retained by Chinalco.

(ii)

Prior to the Reorganization, the right to use trademarks was provided to Chinalco free of charge. Subsequent to the Reorganization, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years at no cost pursuant to the Trademark Licence Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP

The financial statements have been prepared in accordance with accounting policies which conform with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

		Year ended December 31,
		---------------------------------------------------------
	Note	Combined 2000	Combined 2001	Consolidated 2002	Consolidated 2002
		RMB	RMB	RMB	US$

Net income under HK GAAP		2,522,997	1,588,077	1,401,605	169,275
U.S. GAAP adjustments:
Capitalization of finance costs	(a)	80,151	94,949	42,790	5,168
Depreciation of capitalized finance costs	(a)	(20,219)	(25,517)	(3,293)	(398)
Depreciation of revalued fixed assets	(b)	-	134,300	268,600	32,440
Amortization of goodwill	(c)	-	-	24,648	2,977
Amortization of mining rights	(d)	-	4,755	9,307	1,124
Income tax effect of U.S. GAAP adjustments	(e)	(19,778)	(68,801)	(63,780)	(7,703)
		------------	------------	------------	------------
Net income under U.S. GAAP		2,563,151	1,727,763	1,679,877	202,883
		=======	=======	=======	=======
Income under U.S. GAAP before
extraordinary gain on settlement of
loan and interest payables		2,538,284	1,624,585	1,679,877	202,883
		------------	------------	------------	------------
Extraordinary gain on settlement of
loan and interest payables	(f)	24,867	103,178	-	-
		------------	------------	------------	------------
Net income under U.S. GAAP		2,563,151	1,727,763	1,679,877	202,883
		=======	=======	=======	=======
Basic and diluted net income per
share under U.S. GAAP		RMB0.32	RMB0.22	RMB0.16	US$0.02
		=======	=======	=======	=======

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
Effect on owner's equity of significant differences between HK GAAP and U.S. GAAP is as follows:
		As of December 31,
		---------------------------------------------------------
	Note	2001	2002	2002
		RMB	RMB	US$

Owner's equity under HK GAAP		14,096,085	15,523,947	1,874,873
U.S. GAAP adjustments:
Capitalization of finance costs	(a)	362,320	405,110	48,926
Depreciation on capitalized
finance costs	(a)	(76,736)	(80,029)	(9,665)
Revaluation of fixed assets	(b)	(3,652,990)	(3,384,390)	(408,743)
Amortization of goodwill	(c)	-	24,648	2,977
Revaluation of mining rights	(d)	(280,342)	(271,035)	(32,734)
Income tax effect of U.S. GAAP adjustments	(e)	(140,131)	(203,911)	(24,627)
		---------------	---------------	---------------
Owner's equity under U.S. GAAP		10,308,206	12,014,340	1,451,007
		=========	=========	=========

In preparing the summary of differences between HK GAAP and U.S. GAAP, the directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

(a)	Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying assets had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of interest capitalized under the two accounting standards.

(b)	Depreciation of revalued fixed assets

Under HK GAAP, fixed assets transferred from Chinalco to the Group as part of the Reorganization were accounted for under the acquisition accounting method as of July 1, 2001, the date of the Reorganization. As a result, the Group's fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. And Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
(c)	Amortization of goodwill

Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life over not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subjected to annual impairment testing and is written down if carrying value exceeds fair value.

(d)	Revaluation of mining rights

As part of the Reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of no more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(e)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation, goodwill amortization and mining rights are recognized.

(f)	Extraordinary gain on settlement of loan and interest payables

As described in Note 7(a) to the financial statements, the Group recorded a gain in 2000 on the settlement by the China Great Wall Aluminum Zhongzhou Aluminum Plant of the outstanding loan and interest payable with State Development Bank of China.

In addition, also described in Note 7(a) to the financial statements, the Group recorded a gain in 2001 on the settlement, by Shanxi Aluminum Plant of the outstanding interest payable with State Development Bank of China. Shanxi Aluminium Plant had already paid tax previously regarding this interest waiver and therefore created a deferred tax asset. However, upon the Reorganization, the Group did not recognize the related deferred tax asset for book purposes because of the uncertainty of carrying forward deferred tax benefits from Chinalco.

Under HK GAAP, such gains are classified as items of operating income. Under U.S. GAAP, such gains would be classified as extraordinary items. The per share effects relating to the settlement are as follows:

Year ended December 31,
----------------------------------------------------------------
	Combined 2000	Combined 2001	Consolidated 2002	Consolidated 2002

Basic and diluted net income per
share under U.S. GAAP:
Income before extraordinary gain on
settlement of loan and interest payables	RMB0.32	RMB0.21	RMB0.16	US$0.02
Extraordinary gain on settlement of
loan and interest payables	0.00	0.01	Nil	Nil
	==========	==========	==========	==========

See Note 34(j) for recent US accounting pronouncement relating to reclassification of gains and losses from extinguishment of debt.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
(g)	Jointly owned assets

As described in Note 2(b)(ii) to the financial statements, prior to the Reorganization, under HK GAAP, the Group records its proportionate share of the jointly owned assets and liabilities at Guizhou Aluminum Complex. Under U.S. GAAP, the Group would record the entire amount of revenue and expenses arising from operations of such jointly owned assets. Therefore, compared to the amounts under HK GAAP for the years ended December 31, 2000 and 2001, the corresponding amounts are higher under U.S. GAAP for sales of goods by RMB281,267 and RMB227,732, respectively, for cost of goods sold by RMB261,267 and RMB212,732, respectively, for general and administrative expenses by RMB20,000 and RMB15,000, respectively, and for deprecation by RMB20,000 and RMB15,000, respectively.

(h)	Financial instruments

Under U.S. GAAP, it is required to discuss the various market risks that the Group is exposed to as well as disclose the fair values of its financial instruments. The Group is exposed to the following types of market risk:

(i) Credit risk

The carrying amount of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectable accounts receivable has been made in the financial statements.

None of the Group's major customers exceed 10% of total revenue and do not individually present a material risk on the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange to hedge its sales and do not hold other derivatives instrument. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding gains are recorded in income for the year. The unrealized holding gains for the years ended December 31, 2000, 2001 and 2002 were RMB1,704, RMB500 and RMB13,180, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
(h)	Financial instruments (continued)
	(ii)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 28 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not currently use any derivative instruments to modify the nature of its debt so as to manage its interest rate risk.

	(iii)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates. As of December 31, 2001 and 2002, the Group had the following foreign currency denominated short-term deposits:

	As of December 31,
	-------------------------------------
Short-term deposits	2001	2002
	RMB	RMB

U.S. dollar denominated deposits	3,952	609,855
Hong Kong dollar denominated deposits	-	62,066
Euro denominated deposits	4	2,693

The Group also had foreign currency denominated accounts receivable as of December 31, 2001 and 2002:

	As of December 31,
	-------------------------------------
Accounts receivable	2001	2002
	RMB	RMB

U.S. dollar denominated accounts receivable	34,123	4,115
Euro denominated accounts receivable	42,253	-
Netherlands guilder denominated
accounts receivable	2,879	-

The Group had foreign currency denominated bank loans as of December 31, 2001 and 2002, details of which are disclosed in Note 28 to the financial statements.
(iv)	Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
(h)	Financial instruments (continued)
(v) Fair values

The carrying amounts of the Group's financial assets including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from related parties and other receivables and financial liabilities including trade accounts payable, bills payable, short-term debts, due to related parties and other payables, approximate their fair values due to their short maturities. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments, both on and off the balance sheets:

	As of December 31, 2001		As of December 31, 2002
	-----------------------------		-------------------------------
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	RMB	RMB	RMB	RMB

Long-term loans:
Bank loans	5,051,998	5,019,376	5,435,009	5,414,818
Other loans	1,664,105	1,664,105	568,273	568,273

The fair values of long-term loans are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest offered to the Group for debt with substantially the same characteristics and maturities. Such discount rates ranged from 4.0% to 7.0% and 4.0% to 7.6% as of December 31, 2001 and 2002, respectively, depending on the type of the debt.

	As of December 31, 2001			As of December 31, 2002
	-----------------------------------------			----------------------------------------
	Contract	Market	Fair	Contract	Market	Fair
	value	value	value	value	value	Value
	RMB	RMB	RMB	RMB	RMB	RMB

Futures contracts	36,590	36,090	500	467,691	454,511	13,180

The fair values of futures contracts are based on quoted market prices. As of December 31, 2001 and 2002, the Group held futures contracts covering 2,120 tonnes and 33,320 tonnes of aluminum maturing in the first 3 months of 2002 and in the first 7 months of 2003, respectively. Market prices of these aluminum futures contracts outstanding as of December 31, 2001 and 2002 ranged from RMB12,900 to RMB13,900 per tonne and from RMB13,600 to RMB13,800 per tonne, respectively.

As of December 31, 2001, the Group also held futures contracts covering 565 tonnes of copper maturing in May of 2002. Market prices of these copper futures contracts outstanding as of December 31, 2001 ranged from RMB14,500 per tonne to RMB15,400 per tonne. As of December 31, 2002, no futures contract of copper was held by the Group.

Investments in unlisted equity securities are unquoted equity interests and there are no quoted market prices for such investments in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
(i)	Related party transactions

Chinalco is owned by the PRC government which also owns a significant portion of the productive assets in the PRC. Therefore, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government. For HK GAAP, the Group has disclosed in Note 33 to the financial statements transactions and balances with its immediate parent, Chinalco, and related companies. For U.S. GAAP purposes, the Group believes that it has provided meaningful disclosures of related party transactions through the major customers disclosures in (h)(i) and the transactions with its immediate parent disclosed in Note 33 to the financial statements. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

(j)	Recent US accounting pronouncements

US accounting pronouncements issued by the Financial Accounting Standards Board ("FASB"), with effective date after December 31, 2002, which may be applicable to the Group, are set out below:

Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations ("FAS 143") requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. FAS 143 is required to be adopted by the Group beginning on January 1, 2003. Management is currently assessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

Statement of Financial Accounting Standards No. 145, Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("FAS 145") requires gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequently occurring events and transactions in Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. Management is currently assessing the impact that the new standard will have on the Group's financial position and results of the operation. It is expected that gains on settlement of loan and interest payables of RMB24,867 and RMB103,178 for the year ended December 31, 2000 and 2001 would be reclassified from extraordinary items to operating income.

Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities ("FAS 146") is effective for exit or disposal activities initiated after December 31, 2002. Management is currently assessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
(j)	Recent US accounting pronouncements (continued)

Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("FAS 148") amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to such compensation. Management is currently assessing the details of the standard and is preparing a plan of implementation. Impact is not expected to be material.

FASB Interpretation No.45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45") elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. Management is currently assessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

The objective of FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management is currently assessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)
34	Significant differences between HK GAAP and U.S. GAAP (continued)
(j)	Recent US accounting pronouncements (continued)

Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("FAS 149") amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The new guidance amends FAS 133 for decisions made: (a) as part of the Derivatives Implementation Group's process that effectively requires amendments to FAS 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. Management is currently assessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("FAS 150") changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in FAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatorily redeemable financial instruments are subject to the provisions of FAS 150 for the fiscal period beginning after December 15, 2003. Management is currently assessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

35	Ultimate holding company
The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company.
36	Approval of financial statements
The financial statements were approved by the Board board of Directors directors on April 14, 2003.

EXHIBIT 6.1

to Annual Report

on Form 20-F

Statement Explaining How Earnings Per Share Information
Was Calculated in This Annual Report

The calculation of basic earnings per share for the year ended December 31, 2002 is based on the combined net income for the year attributable to ordinary shareholders of RMB1,401.6 million, divided by the weighted average number of ordinary shares outstanding in 2002, which were 10,495,862,841 shares. As there are no dilutive securities, there is no difference between basic and diluted pro forma earnings per share.

III-2

EXHIBIT 7.1

to Annual Report

on Form 20-F

Statement Explaining How Certain Ratios Were Calculated in Annual Report

The leverage ratio of Chalco is calculated using our total debt divided by the aggregate of our total debt plus owners' equity. Our leverage ratio was 66.8% (RMB10,094,637 divided by the sum of RMB10,094,637 and RMB5,026,099), 43.5% (RMB10,869,941 divided by the sum of RMB10,869,941 and RMB14,096,085) and 39.3% (RMB10,052,572 divided by the sum of RMB10,052,572 and RMB15,523,947) as of December 31, 2000, 2001 and 2002, respectively.

III-3

EXHIBIT 8.1

to Annual Report

on Form 20-F

List of Subsidiaries of Aluminum Corporation of China Limited

The following table lists information concerning the subsidiaries of Aluminum Corporation of China Limited:

Name	Jurisdiction of Incorporation	Percentage of Interest held by Chalco

Subsidiaries:
Shandong Aluminum Industry Co., Ltd.	PRC	71.4%
Shangdong Hengcheng Machinery Works	PRC	100%
Shanxi Longmen Aluminum Co., Ltd.	PRC	55%
Zibo Shengye Science Industrial Trading Co., Ltd.	PRC	100% (of which 43% is held indirectly)
The Design Institute of Shandong Aluminum Corporation	PRC	100%
Zibo Wancheng Industrial Trading Co., Ltd.	PRC	100%
Zhengzhou Hicer Hitech Ceramics Co., Ltd.	PRC	80%
Zibo Kaipeng HI-tech and Industrial Trading Co., Ltd.	PRC	100% (of which 32.5% is held indirectly)
Hejing Hedong Carbon plant	PRC	72.6%
China Aluminum International Trading Co., Ltd.	PRC	100%
Shandong Aluminum Electronic Technology Co., Ltd.	PRC	75%
Research & Design Institute Great Wall Aluminum Corporation	PRC	100%
China Aluminum Qinghai International Trading Corp., Ltd.	PRC	90% (held indirectly)
Chalco Foshan Trading Co., Ltd.	PRC	99% (held indirectly)
Chalco Chongqing Trading Co., Ltd.	PRC	99.5% (held indirectly)
China Aluminum International Shipping and Forwarding (Beijing) Corp., Ltd.	PRC	98% (held indirectly)
Chalco Kelin Aluminum of Shanghai Co., Ltd.	PRC	99% (held indirectly)

III-4

EXHIBIT 12.1

to the Annual Report

on Form 20-F

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Guo Shengkun, principal executive officer of Aluminum Corporation of China Limited ("Chalco"), certify that:

1.	I have reviewed this annual report on Form 20-F of Chalco;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Chalco as of, and for, the periods presented in this annual report;

4.	Chalco's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Chalco and have:
a.

designed such disclosure controls and procedures to ensure that material information relating to Chalco, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of Chalco's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

Chalco's other certifying officers and I have disclosed, based on our most recent evaluation, to Chalco's auditors and the audit committee of Chalco's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect Chalco's ability to record, process, summarize and report financial data and have identified for Chalco's auditors any material weaknesses in internal controls; and

III-5

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in Chalco's internal controls; and
6.

Chalco's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ Guo Shengkun Guo Shengkun Chairman, President and Chief Executive Officer
Date: June 20, 2003

III-6

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002
I, Chen Jihua, principal financial officer of Aluminum Corporation of China Limited ("Chalco"), certify that:
1.	I have reviewed this annual report on Form 20-F of Chalco;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Chalco as of, and for, the periods presented in this annual report;

4.	Chalco's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Chalco and have:
a.

designed such disclosure controls and procedures to ensure that material information relating to Chalco, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of Chalco's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

Chalco's other certifying officers and I have disclosed, based on our most recent evaluation, to Chalco's auditors and the audit committee of Chalco's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect Chalco's ability to record, process, summarize and report financial data and have identified for Chalco's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in Chalco's internal controls; and

III-7

6.

Chalco's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:/s/ Chen Jihua Chen Jihua Vice President and Chief Financial Officer
Date: June 20, 2003

III-8

EXHIBIT 12.2

to the Annual Report

on Form 20-F

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Aluminum Corporation of China Limited (the "Company") is filing its annual report on Form 20-F for the fiscal year ended December 31, 2002 (the "Report") with the U.S. Securities and Exchange Commission.

I, Guo Shengkun, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Guo Shengkun Guo Shengkun Chairman, President and Chief Executive Officer
June 20, 2003

A signed original of this written statement required by Section 906 has been provided to Aluminum Corporation of China Limited and will be retained by Aluminum Corporation of China Limited and furnished to the Securities and Exchange Commission or its staff upon request.

III-9

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Aluminum Corporation of China Limited (the "Company") is filing its annual report on Form 20-F for the fiscal year ended December 31, 2002 (the "Report") with the U.S. Securities and Exchange Commission.

I, Chen Jihua, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Chen Jihua Chen Jihua Vice President and Chief Financial Officer
June 20, 2003

A signed original of this written statement required by Section 906 has been provided to Aluminum Corporation of China Limited and will be retained by Aluminum Corporation of China Limited and furnished to the Securities and Exchange Commission or its staff upon request.

III-10

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED /s/ Guo Shengkun Guo Shengkun Chairman, Chief Executive Officer and President
Date: June 20, 2003

III-11