Form 20-F
period 2003-12-31
ALUMINUM CORP OF CHINA LTD
filed 2004-06-30
CIK 1161611

ALUMINUM CORPORATION OF CHINA LIMITED

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15264

(Chinese Characters)

(Exact name of Registrant as specified in its charter)

ALUMINUM CORPORATION OF CHINA LIMITED

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

No. 12B Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of Each Exchange on which Registered

American Depositary Shares, each representing 100 H Shares Class H Ordinary Shares	New York Stock Exchange, Inc. The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:

Domestic Shares, par value RMB1.00 per share	7,750,010,185
H Shares, par value RMB1.00 per share	2,749,889,968
(including 409,646,400 H Shares in the form of American Depository Shares)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18 ☒

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

•	future prices and demand for our products;

•	future PRC tariff levels for alumina and primary aluminum;

•	sales of our products;

•	the amount and nature of, and potential for, future development;

•	bauxite reserves potential;

•	production forecasts of bauxite, alumina and primary aluminum;

i

•	expansion, consolidation or other trends in the aluminum industry;

•	the effectiveness of our cost-saving measures;

•	future expansion plans and capital expenditures;

•	expected production capacity increases;

•	competition;

•	changes in legislation, regulations and policies;

•	estimates of proven and probable bauxite reserves;

•	our research and development plans; and

•	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled “Item 3. Key Information - Risk Factors.”

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

CERTAIN TERMS AND CONVENTIONS

Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB8.2767 to US$1.00, which was the noon buying rate in the New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “Item 3. Key Information - Exchange Rate Information” for information regarding the noon buying rates from January 1, 1999 through June 18, 2004.

We publish our financial statements in Renminbi.

Various amounts and percentages set out in this document have been rounded and, accordingly, are not the exact figures and may not total.

Unless the context otherwise requires, references in this annual report to:

“Alcoa” are to Alcoa International (Asia) Ltd., a company incorporated under the laws of Hong Kong;

“alumina-to-silica ratio” are to the ratio of alumina to silica by weight found in bauxite;

“aluminum fabrication” are to the process of taking primary aluminum and converting it into plates, strips, bars, tubes, etc. which can be further converted into consumer or other end products;

“bauxite” are to mineral ores whose composition is principally alumina;

“Bayer process” are to a refining process employed to extract alumina from ground bauxite with a strong solution of caustic soda at an elevated temperature;

“brownfield development” are to development projects at existing plants or facilities;

“Chalco,” “our company,” “we,” “our” and “us” are to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;

“China” and the “PRC” are to the People’s Republic of China, excluding for purposes of this annual report, Hong Kong, Macau and Taiwan;

“China Cinda” are to China Cinda Asset Management Corporation, a PRC state-owned financial enterprise established pursuant to PRC government approval;

“Chinalco” and the “ultimate holding company” are to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

“China Orient” are to China Orient Asset Management Corporation, a PRC state-owned financial enterprise established pursuant to PRC government approval;

“diasporite” are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) * H(2)O;

“fabricating ingots” are to the primary aluminum or aluminum alloy ingots that may be used directly in the aluminum fabrication process;

“gibbsitic” are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) * 3H(2)O;

“greenfield investment” are to investment projects to construct new plants or facilities;

“Guangxi Investment” are to Guangxi Investment (Group) Co., Ltd. formerly known as Guangxi Development and Investment Co., Ltd., a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;

“Guizhou Development” are to Guizhou Provincial Materials Development and Investment Corporation, a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;

“HK$” and “HK dollars” are to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

“hybrid Bayer-sintering process” are to the refining process developed in China which involves the application of the Bayer process and the sintering process in combination to extract alumina from bauxite more efficiently;

“ingots” and “remelt ingots” are to the international standard primary metal products from an aluminum smelter. Remelt ingots are the aluminum ingots generally remelted before being cast into alloyed products or used for aluminum fabrication;

“kA” are to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equal to 1,000 amperes;

“kWh” are to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

“ore-dressing Bayer process” are to a refining process we developed which involves the treatment of bauxite in order to increase its alumina-to-silica ratio so as to allow the Bayer process to then be applied;

“provinces” are to provinces and to provincial-level autonomous regions and municipalities in China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan, which are directly under the supervision of the central PRC government;

“refining” are to the chemical process required to produce alumina from bauxite;

“RMB” are to Renminbi, the lawful currency of the PRC;

“Shandong Aluminum” are to Shandong Aluminum Industry Co., Ltd., our subsidiary that is a joint stock company established under PRC law, whose A shares are traded on the Shanghai Stock Exchange;

“sintering process” are to a refining process employed to extract alumina from ground bauxite by mixing with supplemental materials and burning in a coal fired kiln;

“smelting” are to the electrolytic reduction process required to produce molten aluminum from alumina;

“tonne” are to the metric ton, a unit of weight, with one metric ton equal to 1,000 kilograms or 2,204.6 pounds; and

“US$” are to U.S. dollars, the lawful currency of the United States of America.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

Historical Financial Information

The following tables present our summary income statement data and cash flow data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the summary balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003. The summary balance sheet data as of December 31, 2002 and 2003 and income statement and cash flow data for the years ended December 31, 2001, 2002 and 2003 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 1999, 2000 and 2001 and income statement and cash flow data for the years ended December 31, 1999 and 2000 have been derived from our audited financial statements as of and for such dates, which are not included in this annual report.

This financial information reflects the reorganization of China’s aluminum industry, following which our company was established and has been prepared as if our current structure had been in existence throughout the relevant periods. In addition, the financial information also includes various other operations retained by Chinalco that were historically associated with Chinalco’s alumina and primary aluminum operations. The results of such businesses are not reflected in our statements of income for periods ending after June 30, 2001. Similarly, such businesses and their related balance sheet data are not reflected in our balance sheet as of any date after June 30, 2001. In addition, the financial information included in this annual report may not necessarily reflect our operating performance, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone entity during all of the periods presented. Unless otherwise indicated, the financial statements are prepared and presented in accordance with accounting principles generally accepted in Hong Kong, also known as “HK GAAP.” For a reconciliation of our net income and owner’s equity to generally accepted accounting principles in the United States, also known as “U.S. GAAP,” see Note 34 to our audited financial statements.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except per share and per ADS data)
INCOME STATEMENT DATA:
HK GAAP
Sales of goods	13,650,657	17,664,069	15,987,913	16,792,766	23,245,858	2,808,590
Cost of goods sold	10,017,825	11,040,061	11,669,557	13,349,514	16,439,534	1,986,243

Gross profit	3,632,832	6,624,008	4,318,356	3,443,252	6,806,324	822,347
Other revenues	542,549	606,869	621,570	522,875	580,171	70,097
Expenses related to other revenues	335,311	446,828	587,722	459,777	512,220	61,887

Other revenues, net	207,238	160,041	33,848	63,098	67,951	8,210

Selling and distribution expenses	263,250	259,101	335,227	501,829	549,432	66,383
General and administrative expenses	1,158,858	1,245,083	1,051,104	733,803	1,047,461	126,555
Research and development expenses	111,368	309,477	144,048	131,941	173,359	20,945
Other (income) expenses, net	(359,556)	16,024	(136,320)	16,089	25,543	3,086

Operating income	2,666,150	4,954,364	2,958,145	2,122,688	5,078,480	613,588
Finance costs	1,304,734	708,233	549,410	490,614	451,411	54,540

Operating income after finance costs	1,361,416	4,246,131	2,408,735	1,632,074	4,627,069	559,048
Share of income (loss) of a jointly controlled entity	1,723	1,007	(125)	(254)	1,193	144

Income before income tax	1,363,139	4,247,138	2,408,610	1,631,820	4,628,262	559,192
Income taxes	486,584	1,589,475	756,820	183,393	918,862	111,018

Income after income tax	876,555	2,657,663	1,651,790	1,448,427	3,709,400	448,174
Minority interests	29,260	134,666	63,713	46,822	157,370	19,014

Net income for the year	847,295	2,522,997	1,588,077	1,401,605	3,552,030	429,160

Dividend	—	—	178,498	472,496	1,060,788	128,166
Basic and diluted net earnings per share	0.11	0.32	0.19	0.13	0.34	0.04
Basic and diluted net earnings per ADS	10.59	31.54	19.55	13.35	33.83	4.09

U.S. GAAP
Net income	885,075	2,563,151	1,727,763	1,679,877	3,797,175	458,779
Basic and diluted net income per share	0.11	0.32	0.22	0.16	0.36	0.04
Basic and diluted net income per ADS	11.06	32.04	22.00	16.00	36.16	4.38
Segment Operating Income (Loss):

HK GAAP
Alumina	1,451,607	4,105,106	2,121,424	1,379,622	5,109,538	617,340
Primary aluminum	1,143,484	1,515,904	1,217,439	1,143,658	445,237	53,794
Corporate and other services	(255)	8,399	(25,680)	(57,933)	(78,337)	(9,465)
Unallocated	71,314	(620,011)	(330,649)	(311,729)	(367,677)	(44,423)
Inter-segment elimination	—	(55,034)	(24,389)	(30,930)	(30,281)	(3,658)

Total operating income	2,666,150	4,954,364	2,958,145	2,122,688	5,078,480	613,588

	As of December 31,
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
BALANCE SHEET DATA
HK GAAP

Bank balances and cash	2,440,018	2,419,791	4,495,922	2,342,254	2,596,440	313,705
Total current assets	7,820,967	8,552,055	12,013,524	8,557,975	8,638,566	1,043,721
Total non-current assets	14,704,128	14,756,162	21,383,987	23,361,989	26,439,729	3,194,478

Total assets	22,525,095	23,308,217	33,397,511	31,919,964	35,078,295	4,238,199

Total short-term loans (including current portion of long-term loans)	6,920,678	4,528,622	5,477,549	5,103,274	4,617,130	557,846
Total long-term loans (excluding current portion of long-term loans)	7,944,114	5,566,015	5,391,861	4,949,298	5,412,628	653,960
(Capital deficiency) owner’s equity	(2,147,088)	5,026,099	14,096,085	15,523,947	18,742,341	2,264,470
Capital employed	10,803,560	13,714,248	21,121,724	23,718,243	26,827,587	3,241,338

U.S. GAAP
Total assets	22,810,558	23,639,127	29,749,763	28,614,268	32,078,648	3,875,778

Total long-term loans (excluding current portion of long-term loans)	7,044,114	5,566,015	5,391,861	4,949,298	5,412,628	653,960
(Capital deficiency) owner’s equity	(2,042,421)	5,170,921	10,308,206	12,014,340	15,477,879	1,870,053
Number of shares	—	—	8,122,482	10,495,863	10,495,863	10,495,863

	Year Ended December 31,
	1999	2000	2001	2002	2003	2004
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Other Financial Data:

HK GAAP
Net cash inflow (outflow) from operating activities	3,751,959	4,129,737	1,940,969	2,671,759	6,002,006	725,230
Net cash outflow from investing activities	(1,389,870)	(2,016,872)	(2,575,617)	(3,780,812)	(5,395,259)	(651,861)
Net cash (outflow) inflow from financing activities	(1,264,978)	(2,509,888)	3,108,087	(868,513)	(306,892)	(37,079)
Capital expenditure
Alumina	723,499	1,147,848	2,457,123	3,192,788	3,831,590	462,937
Primary aluminum	567,348	545,756	640,110	700,572	1,471,539	177,793
Corporate and other services	5,153	7,024	27,638	49,304	47,259	5,710
Unallocated	73,449	93,794	177,657	29,930	33,030	3,991

Total capital expenditure	1,369,449	1,794,422	3,302,528	3,972,594	5,383,418	650,431

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2003 of US$1.00 to RMB8.2767

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in Renminbi per U.S. dollar:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
1999	8.2795	8.2785	8.2880	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2772	8.2800	8.2699
2003	8.2767	8.2771	8.2800	8.2765
2004
January	8.2768	8.2770	8.2772	8.2767
February	8.2769	8.2771	8.2773	8.2769
March	8.2770	8.2771	8.2774	8.2767
April	8.2771	8.2869	8.2772	8.2768
May	8.2769	8.2771	8.2773	8.2768
June (up to June 18)	8.2766	8.2767	8.2768	8.2766

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

Risk Factors

We are subject to various changing competitive, economic, political and social conditions in China as well as factors relating to the alumina and aluminum industry. These changing conditions and factors entail certain risks, which are described below.

•	We price our alumina and primary aluminum products by reference to international and domestic market prices, import cost of alumina, and changes in supply and demand in the domestic market. Each of these factors may fluctuate beyond our control. Historically, the international market prices for alumina and primary aluminum products have been volatile. Because most of our costs are fixed and we may not be able to respond quickly to any sudden decrease in alumina or primary aluminum prices, any significant decline in international market prices could materially adversely affect our business, financial condition and operating performance.

•	Our plans to upgrade and expand our alumina and primary aluminum plants will require capital expenditures of approximately RMB23,571 million in the years 2004 and 2005. See “Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan.” We may also need further funding for debt servicing, working capital, investments, potential acquisitions and joint ventures and other corporate requirements. We cannot assure you that cash generated from our operations will be sufficient to fund these development plans, or that our actual capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our ability to obtain external financing at reasonable costs is subject to a variety of uncertainties. Failure to obtain sufficient external funds for our development plans could adversely affect our business, financial condition and operating performance.

•	Our planned expansion, cost reduction and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints. Moreover, the cost of these projects may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances. Failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and operating performances.

•	Our business has grown rapidly. Our ability to manage growth effectively will require us to continue to implement and improve our operational, financial and management systems, continue to develop the management skills of our managers, and continue to train, motivate and manage our employees. Failure to manage our growth effectively could adversely affect our operating performance.

•	We face competition from both domestic and international primary aluminum producers. Our principal competitors in the primary aluminum business are domestic smelters, some of which are expanding their production capacity. These smelters pose competitive challenges to our primary aluminum operations in production costs, product quality and price. We also face increasing competition from international primary aluminum suppliers as China continues to open up its aluminum industry to international trade. After China’s accession to the World Trade Organization (“WTO”) on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China has been reduced from 18% as of December 31, 2001 to its current level of 8% as of January 1, 2004 following China’s accession to the WTO. Intensified competition may result in reductions in our prices or sales volume and may have a material adverse effect on our financial condition and operating performance. If we are not successful in reducing our costs, we may not be able to maintain or increase our current share of China’s primary aluminum market or continue to achieve profitability.

•	Bauxite is the most important raw material for alumina production. We obtain our bauxite from three major sources, including our own mines, jointly operated mines, and other suppliers, which primarily consist of small independent mines. For information with respect to these three major sources, see “Item 4. Information on the Company - Business Overview - Business Operations - Raw Materials - Alumina.” Each of these sourcing methods raises security of supply or cost issues. For instance, the average price of bauxite supplied by small independent mines at the end of 2003 has increased by 5% as compared with the same period in 2002, primarily due to increasing market demands. If we are unable to obtain a steady supply of high quality bauxite at a competitive price, our operating performance may be adversely affected.

•	The smelting of primary aluminum employs an electrolytic reduction process that requires a large and continuous supply of electricity. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. We encountered severe shortages of electric power supply in 2003. We do not expect any significant improvement of this situation until late 2006 when a number of national power generation projects are scheduled for completion.

•	Electricity cost is the principal production cost component of our primary aluminum production. All of our five smelters benefit from various policies that allow them to purchase electricity at reduced prices. However, despite such preferential treatment, our electricity prices are expected to continue to be higher than those of major international primary aluminum producers. In addition, pursuant to a notice issued by the PRC State Development Planning Commission on December 21, 2003, the PRC government terminated an exemption from urban public utilities surcharges levied on our smelters. As a result, we expect an increase in our electricity costs. If any other preferential treatments are cancelled by the PRC government or not renewed upon expiration, or if electricity prices or charges were to increase for any reason, it would increase our unit production cost for primary aluminum and have an adverse effect on our financial condition and operating performance.

•	A main objective of our research and development projects is to develop new methods and processes to improve efficiency in the refining of bauxite with relatively low alumina-to-silica ratios. A potential decline in China’s supply of bauxite with high alumina-to-silica ratios, failure to achieve technological improvements or to implement such improvements in commercial applications could impede our efforts to reduce unit production costs and to compete with major international producers.

•	The bauxite reserve data on which we base our production, revenue and expenditure plans are estimates we have developed internally and may be inaccurate. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. If these estimates are inaccurate or indicated tonnages are not recovered, it could have a material adverse effect on our business, financial condition and operating performance.

•	We rely on short-term borrowings for financing needs. If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable. In addition, we may be exposed to changes in interest rates. If interest rates increase substantially, our results of operations could be adversely affected.

•	Chinalco, a state-owned enterprise, currently owns 42.14% of our issued share capital and is our largest shareholder. The interests of Chinalco may conflict or even compete with our interests and the interests of our public shareholders. Chinalco may take actions that favor the interests of its subsidiaries and associates over our interests and the interests of our public shareholders. In addition, Chinalco and some of its subsidiaries and associates provide a range of services to us, including engineering and construction services, social services, land leasing and supply of raw and supplemental material. Some of the services Chinalco provides to us, such as educational and medical care services for our employees, would be difficult to obtain from other sources. Our cost of operations could increase if Chinalco breaches its agreement to provide such services to us.

•	Chinalco has substantial financial obligations relating to the businesses, operations and personnel that it retained in the reorganization. While Chinalco generates significant operating revenues and receives government support, we believe it may rely on dividends received from us as a means of funding these obligations. Subject to the relevant provisions of the PRC Company Law and our articles of association, Chinalco may seek to influence the amount of dividends we pay out in order to satisfy its cash flow requirements. Any resulting increase in our dividend payout would reduce funds available for reinvestment in our businesses.

•	Our alumina and aluminum production operations are subject to environmental protection laws and regulations in China, which impose such penalties as waste discharge fees, fines or closure of non-compliant plants. Each of our alumina and primary aluminum production plants has implemented a system to control its emissions and to oversee compliance with PRC environmental regulations. The PRC government, however, has taken steps and may take additional steps, towards more rigorous enforcement of applicable laws, and/or adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce existing or new regulations in a more rigorous manner, we may be required to make additional environmental expenditures, which could have an adverse impact on our financial condition.

•	We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of revenues. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

•	We lease from Chinalco the land use rights for 453 pieces of land used for our core business operations. Of these pieces of land, Chinalco has proper land use right certificates for 443 pieces of land and holds temporary land entitlement certificates for the remaining ten pieces of land. These ten pieces of land have a total area of approximately 1,480,025 square meters, representing approximately 2.5% of the total area of approximately 58.3 million square meters of land we lease from Chinalco. Chinalco must obtain proper land use right certificates for the ten pieces of land so that we may continue to use the land legally. Chinalco has already applied for the land use rights certificates for these ten pieces of land and such certificates are expected to be obtained by the end of August 2004.

•	We also lease from Chinalco 100 buildings with an aggregate gross area of approximately 273,637 square meters. Chinalco does not have proper land and building title certificates for 34 of these buildings. These buildings are for corporate office and ancillary uses, such as for garage, canteen and dormitory purposes. Our rights as the lessee may be adversely affected if the formal land and building title certificates are not obtained. Chinalco has applied for the land and building title certificates for these 34 buildings and such certificates are expected to be obtained by the end of 2004.

•	We are also subject to a number of risks relating to the PRC, including the following:

•	The central and local PRC governments continue to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and characteristics of the industry by, policies in respect of major project approval, preferential treatments such as tax incentives, electricity price, and safety, environmental and quality standards. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

•	Under current PRC regulatory requirements, our capital expenditure projects in excess of RMB50 million require PRC government approval. If any of our important projects required for our growth or cost reduction are not approved, or not approved on a timely basis, our financial condition and operating performances could be adversely affected.

•	Substantially all of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may have a negative effect on us.

•	Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. Any devaluation of Renminbi, however, may adversely affect the value of, and dividends payable on, our H shares and ADSs in foreign currencies since we receive our revenues and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

•	Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

See also “Item 4. Information on the Company - Business Overview,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions,” “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

Overview

We are the only producer of alumina and the largest producer of primary aluminum in terms of production and sales volume in China, the fastest growing major aluminum market in the world. Alumina and primary aluminum are our principal products. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a widely used metal and the key raw material for aluminum fabrication. In addition to alumina and primary aluminum, we also produce and sell a comparatively small amount of carbon products (principally carbon anodes and cathodes), alumina hydrate and alumina chemicals.

We produced approximately 6.1 million tonnes of alumina products (including alumina, alumina hydrate and alumina chemicals) in 2003, which supplied approximately 51.0% of all alumina products consumed in China during that year, and made us the second largest producer of alumina in the world. Our alumina production has increased rapidly in the past few years, and we expect to continue to capture the growth in China’s alumina market through ongoing expansion. From 2000 to 2003, our alumina production grew at a compound annual rate of 12.1%, from 4.3 million tonnes per annum to 6.1 million tonnes per annum.

Our primary aluminum production of 762,000 tonnes in 2003 accounted for approximately 14.7% of China’s domestic primary aluminum consumption for 2003. From 2000 to 2003, our primary aluminum production grew at a compound annual rate of 4.3%, from 669,800 tonnes per annum to 762,000 tonnes per annum.

Our key operating assets include four integrated alumina and primary aluminum production plants, another two alumina and one primary aluminum smelters in addition to the integrated production plants and one research institute, which also produces a small amount of our products on a pilot run basis. Most of our refineries are located in reasonable proximity to abundant bauxite reserves and, as of December 31, 2003, had annual production capacities ranging from 760,000 to 1.4 million tonnes. Our three largest primary aluminum smelters, in the provinces of Qinghai, Guizhou and Guangxi, had annual production capacities ranging from 130,000 to 255,000 tonnes as of December 31, 2003. According to the China Non-ferrous Metals Industry Association, our smelters in Qinghai and Guizhou are the largest and the third largest smelters in China, respectively, in terms of production capacity.

The Reorganization

We were incorporated as a joint stock limited company under PRC laws on September 10, 2001. Our scope of business includes bauxite mining, the production of alumina, primary aluminum and ancillary products, and provision of engineering and construction services. Pursuant to a reorganization agreement effective as of July 1, 2001 among Chinalco, Guangxi Development, Guizhou Development and us and a mining rights agreement between Chinalco and us, substantially all of Chinalco’s alumina and primary aluminum production operations, operations of the Research Institute, as well as mining operations and mining rights of eight bauxite mines and other related assets and liabilities were transferred to us upon our formation. The specific assets and liabilities that Chinalco transferred to us included:

•	substantially all of the core operating assets and liabilities relating to alumina and primary aluminum production, sales and research of four integrated alumina and primary aluminum production plants, two alumina refineries, one primary aluminum smelter and one research institute, a 71.4% equity interest in Shandong Aluminum, a joint stock limited company whose class A ordinary shares are listed on the Shanghai Stock Exchange;

•	mining rights in eight bauxite mines and four limestone quarries, together with mining assets related to most of the alumina production plants that have been transferred to us;

•	import and export rights for alumina and primary aluminum products; and

•	contract rights and obligations, and employees associated with the businesses transferred to us.

In consideration for the assets and operations transferred to us (other than asset transferred for cash), we issued domestic shares constituting 95.9% of total issued share capital to Chinalco. In addition, we issued domestic shares constituting 2.5% and 1.6% of total issued share capital to Guangxi Development and Guizhou Development, respectively, in consideration for their respective interests in the Pingguo plant and the Guizhou plant that were transferred to us.

Chinalco retained all of the social services and part of the ancillary production services and production supplies, as well as various production assets, including one bauxite mine, two limestone quarries, a carbon plant, some cement facilities and metallurgical design and construction operations. Some of Chinalco’s retained businesses continue to provide services to us on a contractual basis, such as social services for our employees. See “Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions.”

In the reorganization agreement, Chinalco, Guangxi Development and Guizhou Development have agreed to indemnify us against certain tax liabilities and other claims. These indemnities include all payments, costs or expenses incurred as a result of resolving related claims. There can be no assurance that Chinalco, Guangxi Development and Guizhou Development will have adequate resources to fulfill indemnification obligations that may arise.

Debt-For-Equity Swap

On September 29, 2001, Chinalco entered into a debt-for-equity swap with China Cinda, China Orient and China Development Bank under which these creditors agreed to forgive RMB 3,445.2 million of the RMB 4,950.1 million debt owed to them in consideration for Chinalco transferring a certain number of our issued and outstanding shares. As a result of the agreement, with effect from September 29, 2001 Chinalco’s shareholding in us was reduced to 60.2%, and China Cinda, China Orient and China Development Bank received 20.8%, 7.8% and 7.1%, respectively, of our issued and outstanding shares.

Strategic Investor

We and Alcoa agreed in 2001 to develop a long-term strategic relationship. The key components of this relationship involve an investment in our company, and the formation of a joint venture company to own and operate our Pingguo facilities. To establish this strategic relationship, we and Alcoa entered into:

•	a strategic investor subscription agreement, dated November 5, 2001, or Subscription Agreement, pursuant to which Alcoa agreed to purchase our shares in our initial global share offering in December 2001 at the initial public offering price an amount of shares that would constitute 8.0% of our outstanding share capital immediately following the global offering; and

•	a memorandum of understanding, or MOU, dated November 12, 2001, which sets forth the basis on which we propose to form the Pingguo JV to own and operate the alumina and primary aluminum production facilities at our Pingguo plant, and to jointly undertake a capacity expansion plan at Pingguo.

The primary aspects of our strategic relationship with Alcoa are described below.

Investment in Our Company

Under the Subscription Agreement, as long as Alcoa maintains a strategic stake in our shares, it will be entitled to certain key rights as our strategic partner, including:

•	the right to appoint one director to our board of directors;

•	the right of first refusal to participate in any future projects we may contemplate undertaking with a foreign partner in bauxite mining, alumina refining or primary aluminum smelting in China; and

•	the opportunity to establish a second equity joint venture with us in 2005 or 2006 so long as we and Alcoa agree that the initial joint venture company at the Pingguo plant represents a successful beginning to our strategic relationship.

In addition, Alcoa has given us the right of first refusal to participate in any future projects Alcoa may contemplate undertaking with a domestic partner in the PRC in bauxite mining, alumina refining or primary aluminum smelting. Subject to exceptions described under “- Joint Venture at Our Pingguo Plant” below, Alcoa has agreed not to sell any of its shareholding in us for a period of at least 30 months following the date of commencement of trading in our H shares on the Hong Kong Stock Exchange. In addition, we have granted Alcoa the preemptive right to maintain a strategic stake in Chalco should we issue additional shares or other equity securities in the future. Should Alcoa wish to sell our H shares or ADSs following the expiration of its lock-up, we have undertaken to register such H shares or ADSs for sale with the U.S. Securities and Exchange Commission (the “SEC”).

As part of our initial public offering, Alcoa acquired 840,209,728 H shares. In our H shares placement on January 16, 2004, Alcoa acquired an additional 43,998,080 H shares. Alcoa currently holds approximately 8.0% of our share capital.

Joint Venture at Our Pingguo Plant

The MOU sets forth the basis on which we and Alcoa intend to form a limited liability equity joint venture company as equal 50% shareholders at our Pingguo plant for the purpose of mining bauxite, refining alumina and smelting aluminum. The term of the Pingguo JV is proposed to be 50 years.

In April 2004, we received a notification from the PRC State Development and Reform Commission (“SDRC”) regarding their approval on March 29, 2004 for the establishment of the Pingguo JV. We and Alcoa have committed to certain expansion projects to increase the alumina and aluminum production capacities at the Pingguo plant over the next few years. These expansion projects require approvals from the SDRC. For further information, see “Item 4. Information of the Company - Our Facilities - Pingguo JV”.

According to the MOU, the board of directors of the Pingguo JV will consist of six directors, of which we will appoint three and Alcoa will appoint three. The chairman of the board of directors is to be elected from among the directors that we appoint. The vice-chairman is to be elected from among the directors appointed by Alcoa. The day-to-day management of the Pingguo JV will be the responsibility of a general manager nominated by Alcoa and appointed by the board of directors of the Pingguo JV.

Pursuant to the Subscription Agreement, as amended, if the final joint venture agreement for the Pingguo JV is not executed due to the failure of a party to abide by the terms of the MOU, the defaulting party would be obliged to pay US$7.5 million (equivalent to RMB62.1 million) to the other party as compensation and the restrictions on Alcoa’s ability to sell our shares will terminate.

Our Initial Public Offering

In December 2001, we completed our global initial public offering in which 2,749,889,968 H shares were listed on the Hong Kong Stock Exchange and 409,646,400 H shares in the form of ADSs were sold in the United States and listed on the New York Stock Exchange under the symbol “ACH”.

Our H Shares Placement

On January 16, 2004, we placed 549,976,000 additional H shares, par value RMB1.00 each, to certain independent professional and institutional investors who are non-U.S. persons outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933 at a price of HK$5.658 per H share. The net proceeds amounted to approximately RMB3,200 million, of which we plan to use approximately RMB2,000 million to fund the alumina expansion project in our Shanxi branch. We plan to use the balance of the net proceeds for the funding of any possible acquisitions of domestic primary aluminum projects.

Our share capital structure before and after the placement was as follows:

	Before Placement		After Placement
Holders of Domestic Shares or H Shares	No. of Shares (in million)	Percentage of issued share capital (%)	No. of Shares (in million)	Percentage of issued share capital (%)
Holders of Domestic Shares
Chinalco	4,656.3	44.35	4,656.3	42.14
China Cinda	1,610.3	15.34	1,610.3	14.57
China Orient	602.2	5.74	602.2	5.45
China Development Bank	554.9	5.28	554.9	5.02
Guangxi Investment	196.8	1.87	196.8	1.78
Guizhou Development	129.4	1.23	129.4	1.17

Holders of H Shares
Alcoa	840.2	8.00	884.2	8.00
Other public investors	1,909.7	18.19	2,415.7	21.87

Details of the changes in the Company’s share capital are set out in Note 31 to the financial statements.

Business Overview

Business Operations

Principal Products

We manage our operations according to our two principal business segments. Our alumina segment includes the production and sale of our alumina-related products, namely, alumina, alumina hydrate, alumina chemicals and gallium. Our primary aluminum segment includes the production and sale of our primary aluminum-related products, namely, primary aluminum (including both ingots and other primary aluminum products) and carbon products. Sales of our alumina and primary aluminum segments accounted for approximately 58.6% and 41.1%, respectively, of our total revenues in 2003. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a key raw material for aluminum fabrication.

Our alumina segment products consist primarily of alumina, which accounted for approximately 93.1% of our total alumina segment output based on total production volume in 2003. Other alumina segment products include alumina hydrate, alumina chemicals and gallium. Alumina hydrate and alumina chemicals are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce small amounts of gallium, which is a related product and a high-value rare metal with special uses in the electronics and telecommunications industries. Due to poor market conditions, we halted our production of gallium in April 2002 and have not resumed production. We will only restart production when the market demand for gallium improves.

Our most important primary aluminum product is ingots, which accounted for approximately 87.7% of our total primary aluminum output in 2003. Our standard ingots are 20-kilogram remelt ingots used for general aluminum fabrication primarily for the auto, construction, power and consumer goods industries. Other than ingots, we also produce a small amount of specialty primary aluminum, such as electrical aluminum and aluminum alloys used for special industrial applications. Our primary aluminum plants produce carbon products (principally carbon anodes and cathodes) needed in smelting operations. In addition, in December 2003, we established Shanxi Huatai Carbon Company Limited which leases production equipment and facilities from Chinalco to produce carbon products. The carbon we produce supply substantially all of the carbon products required for our smelters. We also sell some of our carbon products to smelters outside our company. Currently, aluminum fabrication does not constitute a material part of our business.

Since 2003, we have started to develop primary aluminum products from recycled materials. Our Shandong Plant used approximately 10,000 tonnes of recycled materials to produce primary aluminum products as part of our recycling pilot program in 2003. At present, only our Shandong Plant has the capability to produce primary aluminum products from recycled materials.

Our Current Production Capacity

The following table sets forth the production capacity of alumina and primary aluminum for each of our plants for 2003:

	2003 Production Capacity
Plant	Alumina	Primary Aluminum
	(in thousand tonnes) (1)
Pingguo plant	850.0	126.0
Zhongzhou plant	760.0	—
Qinghai plant	—	255.0
Shanxi plant	1,400.0	—
Guizhou plant	800.0	233.7
Zhengzhou plant	1,200.0	56.0
Shandong plant	930.0	55.0
Research Institute	10.0	18.0

Total	5,950.0	743.7

(1)	Our production capacity takes into account designed capacity and subsequent modifications. Designed capacity is based on various assumptions including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

The following table sets forth, for the periods indicated, information relating to our production volumes of the alumina segment and primary aluminum segment products:

	Year Ended December 31,
Production Volume by Product	2001	2002	2003
	(in thousand tonnes)
Alumina segment
Alumina	4,421.1	5,108.0	5,632.0
Alumina hydrate and alumina chemicals	275.9	302.0	415.0
Gallium (1)	26.1	8.6	—
Primary aluminum segment
Primary aluminum (2)	707.0	751.2	762.0
Carbon	483.4	539.4	556.3

(1)	In single tonne units. Our production of gallium decreased from 2001 to 2002 due to a decrease in demand for gallium. Accordingly, we temporarily halted production of gallium in August 2002 and have not resumed production. We will not restart production of gallium until the market demand for gallium improves.
(2)	Including ingots and other primary aluminum products.

Production Process

Alumina

Alumina is produced from bauxite, an aluminum-bearing ore, by a chemical refining process. The production process to be used for producing alumina, whether the sintering process, the Bayer process, the hybrid Bayer-sintering process or the ore-dressing Bayer process, is determined by the mineral composition of the bauxite used. Most of the bauxite found in China is diasporite bauxite of a particular mineralogy, with high alumina content but relatively higher silica content, resulting in low alumina-to-silica ratios. Such bauxite cannot be efficiently refined by the Bayer process unless the alumina-to-silica ratio of the bauxite is raised sufficiently prior to refining. Refining low alumina-to-silica ratio bauxite generally requires the use of either the sintering process or the hybrid Bayer-sintering process that we have developed and improved upon to enable the efficient processing of diasporite bauxite generally found in China

Primary Aluminum

Alumina is converted into primary aluminum through a smelting process using electrolytic reduction. This electrolytic process takes place in a reduction cell, or “pot,” a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into moulds to produce foundry ingots or further refined to form fabricating ingots. Most of the primary aluminum we produce is in the form of ingots.

There are two methods commonly used to produce primary aluminum, the “pre-baked” reduction process and the “self-baking” reduction process. Most modern aluminum production facilities adopt the pre-baked reduction. As of December 31, 2003, all of our primary aluminum capacity uses pre-baked anode reduction pot-lines. Our self-baking reduction pot-lines at our Shangdong plant were converted into pre-baked reduction pot-lines during 2002. In the pre-baked reduction process, the anodes are pre-formed in a separate facility where the pollutants can be contained. The cells themselves are enclosed with removable panels, so that the waste gases produced can be extracted using large exhaust fans. These gases are then treated and purified to reduce emissions of dust and fluoride to acceptable levels.

Production Facilities

Alumina

Our total annual production capacity for alumina products was approximately 6.0 million tonnes as of December 31, 2003. For 2003, our actual production of alumina products was approximately 6.1 million tonnes. In 2003, we supplied approximately 1.4 million tonnes, or 23.0% of all the alumina we produced, to our own smelters, and sold the rest to other domestic smelters. All of our other alumina segment products we produced in 2003, including alumina hydrate and alumina chemicals, were sold externally, either domestically or exported for chemical, pharmaceutical and other uses.

The following table sets forth the annual production capacity, output of alumina products, the contribution to our total output of alumina products and the alumina production process of each of our alumina refineries and our Research Institute as of December 31, 2003:

	2003				Percentage of our Total Alumina Output (%)	Production Process
	Annual Production Capacity (1)	Alumina Products Production		Utilization Rate (2) (%)
	(in thousand tonnes, except percentages)
Shanxi plant	1,400.0	1,416.0		101.1	23.4	Hybrid Bayer-sintering
Zhengzhou plant	1,200.0	1,375.0		114.6	22.7	Hybrid Bayer-sintering
Shandong plant	930.0	950.3		102.2	15.7	Sintering
Guizhou plant	800.0	752.1		94.0	12.4	Hybrid Bayer-sintering
Zhongzhou plant	760.0	851.0		112.0	14.2	Sintering and Bayer
Pingguo plant	850.0	689.0	(3)	81.1	11.4	Bayer
Research Institute (4)	10.0	13.6		136.0	0.2	Bayer

Total	5,950.0	6,047.0		101.6	100.0

(1)	Our production capacity takes into account designed capacity and subsequent modifications. Capacity is based on various assumptions, including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.
(2)	The capacity utilization rate is determined by dividing the production output of a particular plant by that plant’s production capacity. Rates greater than 100% reflect the higher productivity obtained through the use of higher-grade bauxite than originally contemplated in capacity calculations.
(3)	The construction of phase II of our Pingguo Alumina plant with production capacity of 400,000 tonnes was completed on June 28, 2003.
(4)	The alumina hydrate and chemical production facilities of our Research Institute are test facilities for research and development purposes. Our Research Institute’s alumina products are alumina hydrate and alumina chemicals. These products are sold commercially, and such sales are included in our total revenues.

Primary Aluminum

We operate five primary aluminum production facilities located in five provinces. Four of these five smelter plants are integrated with alumina refining operations and are self-sufficient with respect to alumina supply. In addition, our Research Institute also operates a test plant that produces primary aluminum in connection with its research and development.

The total production capacity for primary aluminum production of all five of our smelters and our Research Institute in 2003 was 743,700 tonnes. In 2003, we produced approximately 762,000 tonnes of primary aluminum.

The following table sets forth various information relating to our primary aluminum production facilities as of December 31, 2003:

	2003			Percentage of our Total Aluminum Output (%)	Smelting Equipment
Plant	Annual Production Capacity(1)	Aluminum Output	Utilization Rate (2) (%)
	(in thousand tonnes, except for percentages)
Qinghai plant	255.0	269.2	105.5	35.3	60 kA pre-baked
Guizhou plant	233.7	233.0	99.7	30.6	160 kA & 186kA pre-baked
Pingguo plant	126.0	139.0	110.3	18.2	160 kA & 320 kA pre-baked
Shandong plant	55.0	45.4	82.5	6.0	85 kA pre-baked
Zhengzhou plant	56.0	58.0	103.6	7.6	85 kA pre-baked
Research Institute (3)	18.0	17.4	96.7	2.3	140 kA & 280kA pre-baked

	743.7	762.0	102.5	100.0

(1)	Production capacity takes into account-designed capacity, subsequent modifications and down time for ordinary maintenance and repairs.
(2)	The capacity utilization rate is determined by dividing the production output of a particular plant by that plant’s production capacity.
(3)	The primary aluminum production facilities of our Research Institute are experimental facilities for research and development purposes. Primary aluminum produced at the smelter is sold commercially, and such sales are included in our total revenues.

Raw Materials

Alumina

Bauxite is the principal raw material for the production of alumina. On average, our refineries consume 1.8 tonnes of bauxite to produce one tonne of alumina. We used approximately 8.7 million tonnes, 9.3 million tonnes and 11.3 million tonnes of bauxite in our alumina production in 2001, 2002 and 2003, respectively. In 2003, bauxite cost represented approximately 21.0% of our per unit alumina production costs.

Supply. The predominant use of bauxite is for alumina production. We are the sole alumina producer in China and expect to remain so for the foreseeable future. Therefore, we intend to use our dominant market position to obtain bauxite on favorable terms. Except for our Shandong plant, all of our refineries are located in the four provinces where over 90% of China’s potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to save transportation costs.

We procure our bauxite supply principally from three sources:

•	our own bauxite mining operations;

•	jointly operated mines; and

•	purchases from other suppliers, which principally include small independent mines and, to a lesser extent, mines operated by Chinalco and imports.

We purchase bauxite from a large number of suppliers. We are not dependent on any single supplier or small group of suppliers for our bauxite requirements.

The following table sets forth, for the periods indicated, the proportion of our bauxite requirements supplied by our three sources:

	Year Ended December 31,
	2001		2002		2003
	Total Bauxite Supply	Percentage of Our Total Bauxite Supply	Total Bauxite Supply	Percentage of Our Total Bauxite Supply	Total Bauxite Supply	Percentage of Our Total Bauxite Supply
	(in thousand tonnes)		(in thousand tonnes)		(in thousand tonnes)
Our owned mines	1,546.7	17.8%	1,643.6	17.6%	1,923.0	17.0%
Jointly operated mines	1,518.4	17.5%	853.3	9.2%	1,799.3	15.9%
Other suppliers:	5,628.2	64.7%	6,823.1	73.2%	7,572.0	67.1%

Total	8,693.3	100%	9,320.0	100%	11,294.3	100%

The following table sets forth information regarding our own mines:

		2003
Mine	Location (Province)	Annual Production Capacity(1)	Bauxite Production
		(in thousand tonnes)
Pingguo	Guangxi	1,650.0	1,492.0
Xiaoyi	Shanxi	1,200.0	421.0
Guizhou No. 2	Guizhou	480.0	140.0
Guizhou No. 1	Guizhou	420.0	59.0
Mianchi	Henan	400.0	2.0
Yangquan	Shanxi	150.0	—
Xiaoguan	Henan	300.0	—
Luoyang	Henan	1,000.0	—

Total		5,600.0	2,114.0

Owned Mines. Pursuant to a mining rights transfer agreement between Chinalco and us dated September 10, 2001, we obtained from Chinalco mining rights with varying terms relating to eight mines for a consideration of RMB285 million to be paid in four equal installments of RMB71.3 million with two payments in each of 2002 and 2003. As of December 31, 2003, we have paid the consideration in full. These mines supply our refineries located in their general proximity. All of these mines are open-pit mines. As of December 31, 2003, these mines had approximately 181.7 million tonnes of aggregate proven and probable bauxite reserves as such terms are defined by the SEC, an increase of 27.3 million tonnes as compared with the same period in 2002. This amount of bauxite would be sufficient to sustain our mining operations in excess of 30 years assuming an annual mining output of 5.0 million tonnes. As none of our mines produce bauxite for sale outside our company, we are assured of full access to the bauxite produced by our own mines. In 2003, we sourced approximately 17.0% of our bauxite from mines that we own and operate.

The respective terms of the mining rights permits are the shorter of the estimated working life of the mine and 30 years beginning 2001. In addition to mining rights permits, in order to operate these mines, we are required to have land use rights over the land relating to these mines. We lease land use rights relating to all these mines from Chinalco pursuant to a land use rights leasing agreement that we entered into upon our formation. Chinalco’s land use rights relating to over 90% of our mining properties are for 50-year terms beginning July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as eight years. All of our land use rights leases end on the expiry date of the mining rights or the end of the actual mine life, whichever is earlier. Both the land use rights and their leases are renewable.

Jointly Operated Mines. We currently jointly operate 14 bauxite mines. Jointly operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. As of March 31, 2004, we have obtained mining rights certificates for all of our 14 jointly operated mines were obtained.

Jointly operated mines are typically smaller than our own mines but larger than the small independent mines in terms of reserves and production scales. Our 14 jointly operated mines had approximately 25.3 million tonnes in the aggregate of proven and probable bauxite reserves as such terms are defined by the SEC. Security of supply from jointly operated mines is contingent upon the extension or renewal of the joint operation arrangements and mining rights upon their expiration. Accordingly, we view our jointly operated mines, as a group, to be a stable, long-term source of our bauxite supply, although the particular mines comprising this group are likely to change. Jointly operated mines supplied 15.9% of our bauxite needs in 2003.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. However, we also secure a small portion of bauxite from Chinalco and overseas. Bauxite secured from other suppliers accounted for 67.0% of our total bauxite supply in 2003.

•	Small Independent Mines. We purchase bauxite directly from small independent mines directly or through local distributors that procure bauxite from these mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have historically been our important source of bauxite. In 2003, we sourced approximately 67.0% of our bauxite requirements from such mines. Because of their size and flexibility, they can often mine small patches of rich deposits and extract high quality ores at low cost. They can also produce enhanced quality bauxite through manual ore selection or blending. Since 2003, the price of bauxite from small independent mines has increased due to high demand. We plan to decrease our reliance on those small independent mines to lower the effect of increased material cost. To increase the security of supply from selected small independent mines, we may explore the possibility of converting them into jointly operated mines, or entering into longer-term contracts with them.

•	In addition, we also source a small portion of bauxite from Chinalco and from others overseas.

Bauxite Procurement. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we decide the amount of bauxite that we wish to source from our own mines, and allocate the remaining requirements among the jointly operated mines and other suppliers. Given the increasing price of bauxite supplied by external independent mines resulting from high market demand, our management or operational control of our own mines and jointly operated mines generally allows us to adjust the procurement levels from these sources during the course of the year to accommodate market conditions.

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

Prices. There is neither governmental regulation of bauxite prices nor an official trading market for bauxite in China. We negotiate and agree on bauxite prices with our suppliers, based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. Because we procure bauxite from three general sources, our total bauxite cost is influenced by the following factors:

•	the cost of our own mining operations;

•	the terms of our operational arrangements with respect to our jointly operated mines; and

•	the market conditions relating to purchases from small independent mines.

Primary Aluminum

An average of approximately 2.0 tonnes of alumina and 14,500 kWh of electricity were required to produce one tonne of primary aluminum in 2003. Aluminum and electricity, the two principal ingredients in the smelting process in terms of volume and cost, accounted for approximately 39.0% and 32.0%, respectively, of our unit primary aluminum production costs in 2003. We also require carbon anodes, carbon cathodes and sodium fluoride in the smelting process.

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Zhengzhou, Guizhou and Pingguo smelters have historically sourced all or substantially all of the alumina they required from their respective integrated refineries. Our Qinghai plant, which does not have alumina refining operations on site, has obtained alumina from our Shanxi, Zhengzhou and Zhongzhou plants. Similarly, our Research Institute, whose alumina test facility produces only alumina hydrate, has obtained alumina from our Zhengzhou plant for its smelting operations. In 2003, in response to increasing market demand, we increased our imports of alumina for self-use and trading purpose from approximately 200,000 tonnes in 2002 to approximately 1.0 million tonnes in 2003. The following table sets forth, for the periods indicated, the amount of alumina consumed by each of our smelters:

	Year Ended December 31,
Plant	2001	2002	2003
	(in thousand tonnes)
Guizhou plant	465.2	465.0	453.7
Qinghai plant	403.9	479.4	523.4
Pingguo plant	258.7	265.8	268.4
Shandong plant	107.3	107.9	83.6
Zhengzhou plant	108.0	112.4	113.0
Research Institute	22.3	30.9	34.0

Total	1,365.4	1,461.4	1,476.1

Supplemental Materials, Electricity and Fuel

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and heavy oil, are the other principal items required for our alumina production. In the second half of 2003, we established a procurement center in our headquarters to control and coordinate the budgeting and procurement for all major items required for our production. In addition, to raise the efficiency of materials flow, a distribution center was set up at each production facility. Our centralized procurement system enables us to lower our unit production costs.

Electricity. Electricity is one of the principal forms of energy used in our refining process. Electricity represented approximately 8.0% of our unit alumina production cost in 2003.

The fuel items (including coal and heavy oil) used by the co-generation facilities are purchased from outside sources at market prices. To the extent that power produced by the co-generation facility is insufficient to meet a refinery’s total power requirements, the shortfall is supplied by the regional power grid at government-mandated rates pursuant to a power supply agreement. Power prices in China can vary, sometimes substantially, from one region to another, based on power production costs in the region as well as the consuming community’s ability to pay. Accordingly, power costs for our various plants differ. Most of our electricity supply agreements are one to three year renewable contracts with regional power grids.

Coal. Large quantities of coal are used as a reducing agent and as fuel to make steam and gas in the alumina refining process. The coal we consumed directly in the alumina refining process in 2003 was approximately 2.47 million tonnes, representing 8.0% of our unit alumina production costs. Additional amounts of coal were used to produce steam and electricity in connection with refining for the same periods.

Alkali. Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. We purchase all of our alkali from outside suppliers. Our refineries require approximately 400,000 tonnes of alkali annually, representing 5.0% of our unit alumina production cost in 2003.

Heavy Oil. Heavy oil is used as fuel in the calcination of aluminum hydroxide to make alumina. Most of our refineries use heavy oil. Our annual consumption of heavy oil is approximately 339,400 tonnes. Heavy oil represented approximately 6.0% of our unit alumina production cost in 2003.

There is no governmental regulation of the prices of heavy oil, alkali or coal. The prices are set at market rates or through negotiations. We have not experienced difficulty in obtaining these materials in sufficient quantity and at an acceptable cost.

Deliveries of raw materials and supplemental materials are generally made on monthly basis. We arrange for railway transportation of these raw materials by submitting to local bureaus of the Ministry of Railways our annual and monthly transportation plans. These local bureaus then arrange for appropriate rail transportation to transport such raw materials or fuel to our refineries.

Primary Aluminum

Electricity. Smelting primary aluminum requires a substantial, continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations.

We rely on electricity from the power grids for our smelter operations, although electricity generated by our co-generation facilities, to the extent not used in our alumina production, may also be used at the related smelter plants. We purchase electricity from regional power grids. Most of our power supply contracts are one to three year renewable contracts. Prices for electricity supplied by the power grids under such power supply contracts are set by the government based on the power generation cost in the region and the consumers’ ability to pay. Industrial users within each region are generally subject to a common electricity tariff schedule, but rates vary, sometimes substantially, across regions. Each regional power grid serves a region comprising several provinces. The regional power grids generally rely on multiple power sources to generate electricity, with coal and hydro power being the two most common sources. We believe that the different types of power sources do not imply different degrees of reliability of supply, and that our power supply from the grids is generally not reliant upon any particular generation facility supplying the grid.

Electricity purchased from different power grids is subject to different tariff levels. Our smelters’ average electricity cost (excluding value-added tax) was RMB0.246/kWh in 2003. Our electricity costs per tonne of primary aluminum for 2003 represented 32.0% of our unit primary aluminum production costs. A major challenge to our strategy of enhancing the competitiveness of our primary aluminum operations is the high price of electricity in China. In 2003, the total electricity used in the smelting operations at our primary aluminum production facilities was 11.3 billion kWh. We are currently in the process of negotiating our 2004 preferential electricity prices with the relevant PRC government authorities.

In the past, our smelters enjoyed a three-year exemption from paying urban public utilities surcharges levied by various localities. However, according to a notice issued by the PRC State Development Planning Commission dated December 21, 2003, the PRC government terminated such exemption from January 1, 2004. Although the levies will be based on the preferential electricity price currently available to us, we estimate that the annual cost we incur in purchasing electricity will increase by between RMB200 million to RMB500 million as a result of such termination.

We have established a joint venture company, Shanxi Huaze Aluminum & Power Co. Ltd., to undertake the construction of a new facility to produce primary aluminum and carbon anodes. The new facility will include a power plant with two 300 MW coal-fired generators. For more information, see “ - Our Expansion and Profit Improvement Plan”.

Carbon Products. Carbon anodes and cathodes are key elements of the smelting process. For 2003, carbon anodes combined represented 11.0% of our unit primary aluminum production costs for those periods. Each of our smelters produces carbon products other than carbon cathodes, such as carbon anodes. Only our Guizhou plant has a carbon cathode production facility. It supplies all of our smelters with the carbon cathodes required, and sells any excess domestically to outside smelters. Several of our other carbon plants also sell externally carbon anodes not used by our smelters. In December 2003, we established Shanxi Huatai Carbon Company Limited which leases production equipment and facilities from Chinalco to produce carbon products.

Suppliers

We rely on our suppliers for the supply of raw materials including bauxite, coal, heavy oil and alkali. The amount of raw materials provided by our five largest suppliers for alumina products and primary aluminum products accounted for 8.7% and 9.1%, respectively of our total cost of raw materials for 2003. Raw materials provided by our largest supplier accounted for 2.5% and 6.1%, of our total cost of raw materials for alumina and primary aluminum, respectively in 2003. All payments to our suppliers are in Renminbi.

Sales and Marketing

We coordinate our major sales and marketing activities at our corporate headquarters. We set uniform prices for our alumina sales and set minimum prices in each region where our primary aluminum is sold. We have consolidated the networks of our branch offices to eliminate overlapping of administrative support and to reduce sales costs. In addition, in the fourth quarter of 2002 we formed subsidiaries in Shanghai City, Foshan City, Guangdong Province and Chongqing City to direct the centralized sales of our primary aluminum and alumina chemicals. Our subsidiaries have played an important role in establishing uniform prices for our primary aluminum ingots, improved our after-sales service and enhanced our influence in the marketplace. We intend to form similar subsidiaries in northern China and to expand our sales network.

Prior to 2003, for large-scale or long-established customers, which represent approximately 70% of our customers, we allowed cash on delivery or credit terms of usually up to 30 days depending on the customers’ financial background, years of relationship and payment history. Since 2003, as part of our centralized management program, we now require all sales of alumina and primary aluminum to be settled upon delivery. As a result, our accounts receivable declined from RMB19.2 million as of December 31, 2002 to RMB7.9 million as of December 31, 2003. We intend to continue to follow this policy.

Alumina

We sell a portion of the alumina we produce to our own primary aluminum smelters and a majority of our alumina output to external customers. In 2002, we used approximately 1.4 million tonnes of the approximately 5.1 million tonnes of our total alumina output internally, which represented approximately 27.4% of our total alumina production. We sold approximately 3.7 million tonnes to outside smelters, which represented approximately 72.6% of our total alumina production for 2002. In 2003, we used approximately 1.4 million of the approximately 6.1 million tonnes of our total alumina output and output of alumina hydrate and alumina chemicals internally, which represented approximately 23.0% of our total alumina production. We sold approximately 4.2 million tonnes of alumina and approximately 0.5 million tonnes of alumina hydrate and alumina chemicals externally.

Sales

We coordinate sales of alumina at our corporate headquarters. In the fourth quarter of each year, we organize a national alumina sales conference with our domestic primary aluminum smelter customers in order to match our supply with their requirements for the following year. Based on our production capacity for the coming year, we first reserve the amount of alumina needed for primary aluminum production by our smelters before we determine the amount available for sale to other primary aluminum smelters. Next, we allocate our alumina to smelters with whom we have long-standing relationships and that have good credit and a good payment history. We consider other smelters only if we have remaining alumina to allocate. Approximately 95% of our sales of alumina are made through these annual conferences.

Based on the sales allocations we make at the annual conference, we and our customers typically enter into one-year sales agreements that set forth their total allocation and delivery schedules. At the time of entering into these one-year sales agreements, prices are left open and determined at or near the time of delivery at the then prevailing market price. We apply uniform prices to alumina sales regardless of where the alumina is produced. If a customer does not accept our price near the time of delivery, it may refuse to take delivery despite the one-year agreement. We began selling a portion of our alumina pursuant to long-term sales contracts in 2001. Since January 1, 2004, we have entered into three-year sales contracts for alumina. The sales volume under these three-year sales contracts accounts for approximately 10% of the total sales volume in 2003. Under these contracts, the sales volume is fixed, and the price is linked to an index of three-month futures price of primary aluminum quoted at the Shanghai Futures Exchange.

Customers

We sell our alumina to smelters throughout China. Sales to our five largest external customers accounted for 31.2%, 15.1% and 16.3% of our total external alumina revenues for 2001, 2002 and 2003, respectively. Sales to our largest customer accounted for 9.5%, 4.8% and 5.1% of our total external alumina revenues for the same periods. All of these major customers in the last three years were domestic smelters.

Pricing

We set, and adjust as necessary, uniform sales prices for alumina produced by any of our refineries. We made seven alumina sales price adjustments in 2003.

In setting and adjusting our prices for alumina, we take into account the cost of importing alumina under the prevailing import tariff rate, market demand and supply and our forecast of short and medium-term market trends. Import costs for this purpose include the following components:

•	free-on-board Australia price;

•	international shipping costs; and

•	prevailing import tariffs of 10% for 2003 and 8% at present, and other import related fees.

Primary Aluminum

We sell substantially all of our primary aluminum products to third parties. In 2002, we sold domestically 732,074 tonnes of primary aluminum, or 96.3% of our total primary aluminum sales, and 27,926 tonnes, or 3.7%, to overseas customers. In 2003, we sold domestically approximately 706,900 tonnes of primary aluminum, or 94.6% of our total primary aluminum sales, and approximately 40,100 tonnes, or 5.4%, overseas. As part of our primary aluminum segment, we derive revenues from domestic and international sales of carbon products, constituting approximately 3.9 % and 3.8% of our revenues of the primary aluminum segment in 2002 and 2003, respectively.

Sales

We sell our primary aluminum through two channels:

•	Contract sales. Most of our primary aluminum sales are made pursuant to contracts directly with our established customers. These may be long-term or short-term contracts, and deliveries may be made by a smelter plant directly or through a branch office.

•	Sales on the Shanghai Futures Exchange. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the Shanghai Futures Exchange through futures contracts of one to six month terms to hedge against a potential decline in primary aluminum prices.

We hold annual regional primary aluminum sales conferences in the fourth quarter of each year to coordinate the production and sales for the following year. We centrally control our product futures sales on the Shanghai Futures Exchange. To help stabilize our sales, we plan to increase the use of long-term supply contracts.

To improve the efficiency of our distribution, we divide our China market into several regions. Set forth below is a list of the major regional markets for our primary aluminum products ranked in terms of the volume of primary aluminum sold in 2003:

•	southern China;

•	eastern China;

•	southwestern China;

•	the Beijing-Tianjin-Tangshan area;

•	northeastern China; and

•	northwestern China.

Customers

Apart from a small amount of export sales, we sell all of our primary aluminum products to domestic customers. The Chinese market is our core market for primary aluminum, and we expect it to remain so for the foreseeable future. Domestic customers of our primary aluminum products principally consist of:

•	domestic aluminum fabricators which use our primary aluminum as raw material for further processing; and

•	aluminum distributors, which resell our primary aluminum products to domestic aluminum fabricators or other purchasers.

Our five largest customers combined accounted for approximately 21.4%, 13.0% and 13.8% of our total primary aluminum revenues for 2001, 2002 and 2003, respectively. Our largest customer accounted for approximately 8.7%, 3.1% and 4.8% of our total primary aluminum revenues during the same periods. All of these customers are fabricators located in China’s economically developed southern and eastern regions.

Our export operations consist of ordinary sales of our products to international customers and export sales of primary aluminum from our processing or tolling business. For our processing or tolling business, we are permitted to import alumina at a zero tariff provided that all such alumina is processed into primary aluminum and sold internationally. All export sales of our primary aluminum, whether as ordinary sales or as part of our processing or tolling business, are sold at negotiated prices.

Pricing

We establish pricing guidelines for domestic sales of our own primary aluminum products, taking into account three main factors:

•	the primary aluminum spot prices on the Shanghai Futures Exchange (which are closely linked to the London Metals Exchange prices);

•	our production costs and profit margins; and

•	market supply and demand dynamics.

As part of our sales integration and centralization efforts, we set minimum prices with respect to each region in China where our primary aluminum is sold. These minimum prices are expressed by reference to the Shanghai Futures Exchange spot price for primary aluminum, not including transportation. The minimum prices may differ from region to region, but all of our primary aluminum sold into a region, regardless of the plant or warehouse from which it originates or is shipped, is sold at or above the minimum price applicable to that region. Our smelter plants filling particular orders are principally involved in discussions with the customer as to the pricing and delivery arrangements for specific transactions. They are required to comply with the minimum pricing guidelines unless prior approval from headquarters has been obtained. The customer pays for transportation in addition to the sales price. In general, we supply each region with products from our nearest smelters to minimize transportation costs as much as possible.

Alumina Hydrate, Alumina Chemicals and Gallium

Alumina hydrate, alumina chemicals and gallium are intermediate products of or otherwise related to our alumina production. Our production levels for these products are based on market demand for them. We sell all of our alumina hydrate, alumina chemicals and gallium externally, mostly domestically but some internationally. Due to a decrease in demand for gallium, we have temporarily halted production of gallium since August 2002.

Prices for our alumina hydrate, alumina chemicals and gallium are set by agreement with our customers. The prices for alumina hydrate and alumina chemicals are set according to market demand.

Delivery

Alumina

Delivery of alumina is made from our refineries by rail or truck. Our sales price is normally exclusive of transportation costs. For long-distance delivery, we have spur lines connecting our plants to the national railway routes. We are responsible for the maintenance of these spur lines. Shipping on the national railway system is at prices fixed by the government.

Primary Aluminum

Our primary aluminum products are transported to our customers mostly by rail. In view of the substantial distances that separate our smelter plants from southern and eastern China where most of the aluminum fabrication plants are concentrated, we have subsidiaries (often with warehousing capacity leased from third parties) in major cities in eastern and southern China to facilitate deliveries and coordination.

Our Facilities

Our core facilities include seven production plants and our Research Institute. Set forth below is a plant-by-plant description of our facilities. Our production operations are organized and managed according to our two business segments, alumina and primary aluminum.

Pingguo Plant

The Pingguo plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite resources. The Pingguo plant is our newest alumina and primary aluminum plant, and is equipped with imported facilities and technology. It is one of the most technologically advanced alumina and primary aluminum plants in China. It is also among the five largest smelters in China in terms of production volume. In April 2004, we received a notification from the China State Development and Reform Commission regarding their approval on March 29, 2004 for the establishment of the proposed joint venture Pingguo JV between us and Alcoa at the Pingguo Plant. We are in negotiations with Alcoa to form the Pingguo JV for bauxite mining, alumina refining and primary aluminum smelting. For further information, see “Item 4. Information on the Company - Strategic Investor - Joint Venture at Our Pingguo Plant.”

Our Pingguo plant is situated within 17 kilometers of our own mines that contain large, easily exploitable high alumina-to-silica ratio bauxite reserves. The Pingguo plant is our only refinery that uses the Bayer method exclusively. With imported European technology and production equipment, our Pingguo refinery features a high level of automation and energy efficiency. Since its inception, we have increased the Pingguo plant’s original design capacity by removing production bottlenecks. Through other technological innovations, the Pingguo plant is able to minimize waste water discharges related to its alumina refinery. Most of its alumina output is used in the primary aluminum smelter at Pingguo and the remainder sold to external smelters in the Guangxi Zhuang Autonomous Region. A new production line at our Pingguo refinery with annual capacity of 400,000 tonnes of alumina commenced production in June 2003.

The Pingguo plant also uses advanced 160 kA and 320 kA pre-baked reduction pot-lines, which we developed, for its primary aluminum production. The aluminum ingots it produces are sold primarily in southern China.

Pingguo JV

We and Alcoa have committed to certain expansion projects to increase the alumina and aluminum production capacities at the Pingguo plant over the next few years. These expansion projects require approvals from the SDRC. The registered capital of the Pingguo JV is expected to be RMB3.64 billion. We will contribute 50% of the total registered capital of Pingguo JV by way of evaluated assets in the Pingguo Plant in the amount of RMB1.82 billion and Alcoa will contribute 50% of the total registered capital of the joint venture by way of cash amounting to RMB1.82 billion. Under the MOU dated November 12, 2001, we and Alcoa anticipate that the Pingguo JV will purchase from us the remaining part of Pingguo’s assets and working capital using the additional funds to be raised by the Pingguo JV from commercial banks and the cash contributed by Alcoa. In addition, the MOU contains a provision whereby we may receive additional cash consideration from Alcoa on the fourth anniversary date from the formation of the Pingguo JV contingent upon the joint venture exceeding certain realized alumina and aluminum price levels during that four-year period. All capital expenditures incurred following the date of the formation of the Pingguo JV will be shared equally between Alcoa and us under the MOU. We are in the process of finalizing the terms and capital structure of the Pingguo JV under the joint venture agreement, and the articles of association of the JV. We expect to establish the Pingguo JV by the end of 2004.

Guizhou Plant

Our primary aluminum production facilities in Guizhou Province commenced operations in 1966 and have undergone numerous upgrades in technology since its establishment. With an annual production capacity of 235,000 tonnes, the Guizhou plant is China’s second largest primary aluminum plant in terms of production volume. Its primary aluminum facilities consist of three large-scale pre-baked reduction pot-lines, ranging from 160 kA to 186 kA. As a result of technological innovations and overhauls since its inception, our Guizhou smelter plant is among the most technologically advanced smelters in China. Its primary aluminum products are sold primarily in southwestern China. Guizhou plant is undergoing a brownfield expansion project expected to be completed in 2005, with production at the designed capacity of 170,000 tonnes.

The Guizhou plant also contains a modern carbon production facility. In addition to producing carbon anodes, it is the only facility we operate that produces carbon cathodes. As such, it supplies all of the carbon cathodes required by our five plants and our Research Institute. Its carbon cathodes are also sold externally throughout China.

Our Guizhou alumina refinery commenced operations in 1978 and is as advanced as any facility of its kind in China, as many of its key technologies and equipment are imported. It uses the hybrid Bayer-sintering process for its alumina production and relies on our own mines and outside suppliers for bauxite supply. Bauxite from our own nearby mines is shipped to the refinery by cable cars and train. The plant’s alumina output is mostly used in the primary aluminum production at the same plant and the remainder sold to external smelters in Guizhou Province. We completed a technical improvement project at our Guizhou plant in 2002 and have continuously reduced our production costs and expanded capacity during 2003. The project also enables us to reduce our consumption of electricity, steam and heavy oil during the alumina production process.

Zhengzhou Plant

Our Zhengzhou plant is located in Zhengzhou, Henan Province, a province rich in bauxite resources. Its alumina and primary aluminum production commenced operations in 1966 and 1967, respectively. The Zhengzhou plant was the first refinery in China to develop the hybrid Bayer-sintering process. We completed the construction of a new alumina production line at our Zhengzhou plant in 2002 and commenced production from February 2004 using the ore-dressing Bayer process that we developed in recent years to refine low alumina-to-silica ratio bauxite. Since inception, Zhengzhou Plant’s production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through local market purchases. It retains part of its alumina output for its primary aluminum production, and sells the remainder to our other smelters and external customers.

In 2003, we upgraded a portion of the primary aluminum facilities at this plant, which now utilizes 85 kA pre-baked reduction pot-lines. Its products are sold primarily to eastern China and the areas near Beijing. Its carbon plant produces consistently of high quality carbon products for external sale in Henan Province as well as for export, after meeting the needs of our various smelting operations.

Shandong Plant

The Shandong plant commenced operations in 1954 and has both alumina and primary aluminum production capacity. Its refinery was China’s first production facility for alumina. Both the refinery and smelter are owned and operated by Shandong Aluminum, a joint stock limited company whose class A ordinary shares have been publicly offered to investors in the PRC and are listed on the Shanghai Stock Exchange. We currently hold a 71.4% equity interest in this listed company.

The plant produces the majority of its alumina through the sintering process, but has a small production line to produce alumina through the Bayer process using imported bauxite. During 2002, the Bayer production line was converted into an ore-dressing sintering operation. Our Shandong plant increased its alumina capacity by 160,000 tonnes from 770,000 tonnes to 930,000 tonnes by technical upgrades carried out in 2003. The Shandong plant purchases the majority of its bauxite requirements from small independent mines in Henan and Shanxi Provinces. The refinery supplies all of the alumina needs for the plant’s primary aluminum production.

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

Our Shandong plant’s primary aluminum operations have undergone technological and equipment upgrades, with the majority of its original equipment having been replaced by more advanced equipment. During 2002, all self-baking reduction pot-lines were converted into 85 kA pre-baked pot-lines.

Qinghai Plant

Located in Qinghai Province, our Qinghai plant is a stand-alone primary aluminum production facility and is also China’s largest smelter by production volume. This plant commenced operations in 1987 and, together with our Pingguo and Guizhou plants, stands at the technological forefront of primary aluminum smelters in China. It operates automated 160 kA pre-baked anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province resulting from substantial hydroelectric power stations in the region. Historically, the plant has relied on our Shanxi, Shandong, Zhengzhou and Zhongzhou plants for its alumina supply, as well as imported alumina. Because of its relatively remote location, the plant incurs higher transportation costs for both raw materials and its primary aluminum products. It sells its products in southwestern and southern China. In 2003, our Qinghai plant established a new primary aluminum production facility with an annual capacity of 85,000 tonnes. As a result, its total primary aluminum capacity reached 367,000 tonnes at December 31, 2003.

Shanxi Plant

This plant commenced operations in 1987 and is located in Shanxi Province, a province with the largest bauxite deposits in China. Our Shanxi plant is a stand-alone alumina plant and is currently China’s largest alumina plant in terms of production volume.

The Shanxi plant’s production facilities are primarily imported and are technologically advanced compared with other domestic alumina refineries. In addition, we completed the technological upgrades to a portion of our facilities in June 2002. The plant relies on bauxite from our own mines as well as outside purchases principally from Henan Province. In close proximity to large coal mines and substantial water resources, the plant currently has the largest power cogeneration capacity of all of our alumina plants. It has historically sold its output to northern, northeastern and northwestern China. We commenced phase three of the Shanxi alumina expansion project in August 2003 which is expected to come into production by the end of 2005. The total alumina production capacity of our Shanxi plant will be increased by 800,000 tonnes after completion of the expansion project.

On March 30, 2003, we established a joint venture company, Shanxi Huaze Aluminum & Power Co. Ltd., with Shanxi Zhangze Electricity Company Limited to undertake the construction of a new facility for the production of primary aluminum and carbon anodes. The new facility will include a power plant with two 300 MW coal-fired generators. For more information, see “ - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan - Shanxi Huaze Smelter”.

Zhongzhou Plant

Situated in Henan Province, our Zhongzhou plant is a stand-alone alumina plant, located near bauxite, coal and water supplies. The plant commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, including improved sintering technology. The 300,000 tonnes ore-dressing alumina project was completed by the end of 2003. We purchase bauxite supplies from Henan and Shanxi Provinces. The plant’s alumina and other alumina products are sold mainly within Henan Province and it is also a supplier of alumina to our Qinghai plant.

The rotary kilns we installed in 2002 to improve capacity utilization and energy efficiency came into operation ahead of schedule and are working at full capacity. The 300,000 tonne “ore-dressing” Bayer second series project is progressing ahead of schedule and is expected to be completed by the end of 2004.

Research Institute

Established in August 1965 and located in Zhengzhou, Henan Province, the Research Institute specializes in aluminum-related research and development. It is the only research institute in China dedicated to light metals research, and has played a key role in bringing about technological innovations in China’s aluminum industry. The Research Institute is central to our research and development efforts. The Research Institute operates test facilities, which produce alumina hydrate, alumina chemicals and primary aluminum. It also provides research and development services to third parties on a contractual basis.

Competition

Alumina

As the sole producer of alumina in China and the dominant supplier of alumina to the Chinese market, we currently encounter no competition from domestic producers of alumina and no significant competition from domestic producers of other alumina products. We believe that we will not face significant competition from domestic alumina producers in the immediate future for the following reasons:

•	the PRC government has set minimum annual capacity thresholds of 300,000-500,000 tonnes (depending on the production method employed) for the establishment of new alumina plants in China, which necessitates a considerable greenfield investment to enter into the Chinese alumina production market;

•	a new producer would need access to a substantial and stable supply of bauxite; and

•	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China.

The rapid growth of the aluminum industry has caused demand to exceed supply for alumina in China. The domestic supply shortfall has been filled by imports. Our alumina faces competition in the PRC market from imports principally by the major international aluminum companies. This competition intensified in 2003 as a result of increasing demand in the domestic market. In 2003, approximately 5.6 million tonnes of alumina was imported into China, a 22.7% increase over 2002. For the year ended December 31, 2003, our alumina production represented approximately 51.0% of total national consumption.

We believe that we have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in close proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. Our competitive advantages may be reduced if international suppliers of alumina can offer alumina in China at prices below ours. After China’s accession to the World Trade Organization on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China has been reduced from 18% as of December 31, 2001 to its current level of 8% as of January 1, 2004 following China’s accession to the World Trade Organization.

Primary Aluminum

Domestic Competition

Over 90% of our primary aluminum revenues are derived from sales in China. Our competition includes other domestic smelters and international producers that sell primary aluminum into China. For the year ended December 31, 2003, our primary aluminum production represents approximately 14.6% of total national consumption.

There are over 130 primary aluminum smelting companies operating in China, all of which sell all or substantially all of their products in China. We are the largest primary aluminum producer in China and our Qinghai and Guizhou plants operate two of the five largest smelters in China. Together our smelters accounted for 13.7% of the domestic primary aluminum production for 2003. Fewer than 25 smelters in China have annual production capacities of 50,000 tonnes or more and only four smelters in China (including Chalco) have annual production capacities of 200,000 tonnes or more. The remaining smelters are smaller, and some smelters use older, more polluting and less efficient technologies and have higher per unit production costs. It is the PRC government’s industrial policy to consolidate the Chinese aluminum industry into one consisting of larger, less polluting and more efficient producers. Accordingly, the larger smelters are being granted favorable treatment, including priority in the allocation of raw materials and electricity supplies and prices. These preferential treatments, especially discounts in electricity prices, represent the strongest competitive advantage large domestic smelters have over small domestic smelters.

We face competition from other large domestic smelters. We have several advantages over such competitors, including:

•	Scale of production. With five primary aluminum facilities, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes in order to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

•	Technology. We believe we employ more sophisticated and efficient technology than most of our domestic competitors. Our Pingguo, Guizhou and Qinghai plants are among the most technologically advanced smelting facilities in China. In addition, our technological support and research and development capabilities are superior to other domestic smelters.

•	Vertical integration. As the only integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our four integrated plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure our smelting operations of a stable supply of alumina.

•	Quality. The quality of our primary aluminum compares favorably with the primary aluminum produced by most of our domestic competitors. The primary aluminum produced by four of our five smelters has satisfied the quality standards of the LME and we are registered for trading on the LME.

International Competition

The current tariff rate for primary aluminum imports is 5%. In 2003, the rapid growth of the aluminum industry has caused supply to exceed demand for primary aluminum in China. China had a net export of approximately 493,000 tonnes of primary aluminum in 2003, representing 9.5% of the total primary aluminum consumption in 2003. With the new tariff rate in effect, competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large, efficient international companies, which generally have lower production costs than us. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, other PRC governmental policies directed at fostering the growth of larger domestic smelters are likely to be retained after China enters the WTO, such as tax benefits, preferential electricity tariffs, and subsidies for research and development. We expect that international competition will accelerate the process of consolidation and closure of smaller domestic smelters.

Regulatory Overview

Producers of alumina and primary aluminum are subject to national industrial policies and relevant laws and regulations in areas of environmental protection, import and export, land use, foreign investment regulation and taxation. We are also subject to regulations relating to activities such as mining.

We are principally subject to governmental supervision and regulation by two agencies of the PRC government:

•	the National Development and Reform Commission, which sets and implements the major policies concerning China’s economic and social development policies, approves investments exceeding certain capital expenditure amounts, including approval of Sino-foreign joint venture projects, coordinates economic development of state-owned enterprises and oversees their reform, formulates industrial policies and investment guidelines for all industries including the aluminum industry; and

•	the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

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

Any capital markets financing activities, for example, to finance a capital project, are subject to approval by securities regulatory authorities and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer of equity securities or equity-linked securities in the PRC must obtain prior approval from the China Securities Regulatory Commission. For the issuance of equity or equity-linked overseas securities, the issuer is also required to obtain approval from the National Development and Reform Commission. Offerings of debt, such as debentures, are subject to approval from the People’s Bank of China, as well as the State Development Planning Commission. For all international financing activities through bank borrowing or issuance of debt, the issuer must obtain prior approval from the State Administration of Foreign Exchange and register with it after the completion of the transaction.

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

The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China’s two state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

Imports of alumina into China are subject to import tariffs. The current standard tariff rate for alumina is 8%. Imports of primary aluminum into China are also subject to import tariffs currently at the rate of 5%. Pursuant to China’s commitment under its World Trade Organization agreement, tariff rates for alumina imports will be further reduced. There are no governmental restrictions on exports of alumina or primary aluminum.

Environmental Protection Laws and Regulations

The State Administration for Environmental Protection is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China’s environmental system. Environmental protection bureaus at the county level and above are responsible for environmental protection within their areas of jurisdiction.

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

The PRC government permits mine operators of collectively owned mines to exploit mineral resources in designated areas and individuals to mine scattered mineral resources. Such mine operators and individuals are subject to government regulation. Mining activities by individuals are restricted. Individuals are not permitted to exploit mineral reserves allocated for exploitation by a mining enterprise or company or protected reserves. Indiscriminate mining that damages mineral resources is prohibited.

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

Research and Development

Our research and development efforts over the years have helped to expand our production capacity and reduce our unit production costs. We have successfully commercialized our previous research and development results in various technologies.

As of December 31, 2003, we owned 188 patents in China. The major registered patents relate primarily to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design is valid for 10 years from the date of the patent application.

As of December 31, 2003, we owned 28 trademarks, which are used to identify our businesses and products. The trademarks have a term of 10 years. We have entered into a Trademarks License Agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

Although the PRC has been promulgating and amending its patent, trademark, and license laws to comply with various international agreements, its laws are still evolving. In its current form, Chinese intellectual property law differs from United States intellectual property law in significant ways. For instance, the PRC patent administration may grant a compulsory license on a patent if it is unable to obtain a license from the patent owner for reasonable terms and within a reasonable time frame. Chinese patent law also provides immunity from damages for an entity that uses or sells a patented product without knowing that it was made or sold without the patentee’s permission so long as it proves that the infringing product was obtained from a legitimate source. United States patent law does not offer such provisions. Chinese law also awards patents on a first-to-file system as opposed to the United States’ first-to-invent system. Chinese trademark law is similarly based on a first-to-register system as opposed to the United States’ first-to-use system.

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

The pollutants discharged from our alumina refining process include red mud, waste water and waste emission of gases and dust. Our primary aluminum production process generates fluorides, pitch fume and dust, which are illegal to be released into the atmosphere without first being processed. Once processed, the amount of pollutants that can be released is subject to national or local discharge limits.

Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities on site or has developed other methods to dispose of the industrial waste.

Our total capital expenditures for environmental protection was RMB123.1 million, RMB248.2 million and RMB30.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. The significant increase in our environmental capital expenditures in 2002 as compared to 2001 was due to the undertaking of various environmental projects as part of the technological upgrade of existing production facilities at our Guizhou and Shandong plants. The significant decrease in our environmental capital expenditures in 2003 as compared to 2002 was due to decrease in our expenses on environmental protection-related facilities in 2003. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property and plants, our fixed assets, our transportation vehicles and various assets that we consider to be subject to significant operating risks.

We paid a total of RMB23.7 million in insurance premiums in 2003.

We are covered under the injury and accidental death insurance provided by the local government labor departments and do not purchase separate insurance policies from commercial insurers with respect to such risks. We also participate in the medical care program provided under the government’s social welfare plans and do not purchase medical insurance policies provided by medical insurance companies.

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

Organizational Structure

We are organized as a joint stock limited company under PRC law. Chinalco, China Cinda, China Orient, China Development Bank, Guangxi Investment, Guizhou Development and our public shareholders (not including Alcoa) own 42.14%, 14.57%, 5.45%, 5.02%, 1.78%, 1.17% and 21.87%, respectively, of our issued share capital. Alcoa owns approximately 8.0% of our issued share capital.

Shandong Aluminum, a significant subsidiary located in Shandong Province, in which we hold a 71.4% interest, is a joint stock limited company established under PRC law. Its A shares are traded on the Shanghai Stock Exchange.

Property, Plants and Equipment

Land

Chinalco leases to us 453 pieces or parcels of land, which are located in six provinces, covering an aggregate area of approximately 58.3 million square meters for the purposes of all aspects of our operations and businesses. The leased land consists of:

•	433 pieces of allocated land with an area of approximately 57.8 million square meters, for which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights. Chinalco has obtained land use rights certificates in respect of 423 parcels of allocated land, with an aggregate area of approximately 56.4 million square meters, and land entitlement certificates in respect of the remaining ten parcels of land leased to us with an aggregate area of approximately 1,480,025 square meters; and

•	20 pieces of granted land with an area of approximately 488,586.3 square meters for which Chinalco has paid the land premiums and has been granted the land use rights certificates.

The land is leased for the following terms:

•	Allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, the leased term for each shall end on the expiry date of the mining rights or at the end of the actual mine life, whichever is earlier); and

•	granted land: until expiry of the relevant land use right permits.

The land entitlement certificates relating to the ten pieces of land held by Chinalco with an aggregate area of approximately 1.5 million square meters expired on December 31, 2001. Chinalco has, in accordance with its undertaking in the Land Use Rights Leasing Agreement, applied for land use right certificates for the ten pieces of land from the relevant land administrative bureaus on or before December 31, 2001. Chinalco has also undertaken to pay all costs arising from such application, to be responsible for any disputes, claims, damages, proceedings, arbitration, payments, costs and expenses arising from those land use rights and to indemnify for all of our losses or damages which we may suffer as a result of these circumstances. It is expected that such land use rights certificates will be obtained by the end of August 2004.

Buildings

Our principal executive offices, which we lease from Chinalco, are located at No. 12B Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814.

Pursuant to the reorganization, Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses, with Chinalco retaining the remaining buildings and properties for Chinalco’s remaining operations. The buildings transferred to us comprise 4,631 buildings with an aggregate gross area of approximately 4.2 million square meters.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly of buildings for offices, dormitory, canteen and storage purposes. We lease 59 buildings to Chinalco, with an aggregate gross area of approximately 62,819 square meters. Chinalco leases 100 buildings to us, with an aggregate gross area of approximately 273,637 square meters. The leased terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco does not have proper land and building title certificates for 34 of these buildings. Chinalco has applied for such certificates, which are expected to be obtained by the end of 2004.

Our Expansion and Profit Improvement Plan

Our capital expansion plan for 2004 and 2005 requires a total of RMB23,571.0 million in capital expenditures. Of this amount, RMB12,788.0 million is designated for investment in our alumina segment. We plan to use RMB10,783.0 million for primary aluminum segment projects. For more information, see “Item 5. Operating and Financial Review and Prospectus - Capital Expenditures.”

The following table shows the expected aggregate effects of our expansion and improvement plans for our alumina and primary aluminum production facilities for 2004 and 2005, without taking into account the contemplated joint venture at our Pingguo plant with Alcoa:

	Planned Capital Investment for 2004 and 2005	December 31, 2003 Production Capacity	Proposed Additions to Production Capacity		2005 Total Capacity
			2004	2005
	(RMB in millions)	(in thousand tonnes)	(in thousand tonnes)		(in thousand tonnes)
Alumina	12,788.0	5,950.0	520.0	2030.0	8,500.0
Primary aluminum	10,783.0	743.7	132.0	450.0	1,326.0

Capital investments in our expansion and improvement plan are expected to reduce our unit production costs by:

•	reducing the cost of our own mining operations; developing and implementing energy-saving technologies for alumina refining;

•	removing bottlenecks in our refining processes by adding equipment, replacing outdated equipment and/or updating technology; and

•	further improving the sintering, Bayer and hybrid Bayer-sintering technologies used in our operations to lower raw material and energy consumption rates.

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

Currently, we are engaged in the following expansion or technical improvement projects:

1.	Shanxi equipment improvements. We began construction of phase three of our Shanxi refinery in August 2003. This project is expected to cost RMB2,100 million and increase the alumina production capacity of our Shanxi plant by 800,000 tonnes when the facility is fully operational. The construction is expected to be completed by the end of 2005.

2.	Henan Project. We commenced the construction of an alumina production facility with a production capacity of 700,000 tonnes of alumina in November 2003. The project is expected to cost RMB2,530 million. The construction is expected to be completed by the end of 2005.

3.	Zhongzhou Project. This 300,000-tonne ore-dressing alumina production facility has been completed and began production at the beginning of 2004. The project cost RMB1,300 million. Construction in the second production line of this 300,000-tonne ore-dressing alumina project commenced in April 2004, and it is expected to be completed in June 2005. The total investment of this production line will be RMB1,036 million.

4.	Guangxi Alumina Project. We have established a joint venture company, Guangxi Huayin Aluminum Co., Ltd., with Guangxi Aluminum Development and Investment Stock Co., Ltd. (“Guangxi Associate”) and China Minmetals Non-ferrous Metals Co., Ltd. on February 18, 2003 to undertake the construction of an alumina plant to exploit the discovery of a bauxite deposit in western Guangxi Province. We have conducted feasibility studies and we are now preparing to construct an alumina plant with an annual output of 1,600,000 tonnes. The feasibility study report has been submitted to the relevant government authorities for approval.

5.	On May 24, 2004, we entered into a non-binding framework agreement (the “Framework Agreement”) with Companhia Vale do Rio Doce (“CVRD”), a corporation duly organized and existing under the laws of the Federative Republic of Brazil, for the establishment of a joint venture company in Brazil. Subject to and conditional upon the satisfaction of a number of conditions precedent, we and CVRD agreed to study the feasibility of the construction of a greenfield refinery for the purpose of producing alumina (“ABC Refinery”) in Barcarena, State of Pará, Brazil, adjacent to the existing facilities of Alumina do Norte do Brasil, also known as Alunorte. It is intended that ABC Refinery will be owned by the joint venture company and shall be established as a first class alumina refinery with high competitiveness globally. The intended alumina capacity of the initial phase of ABC Refinery will be 1,800,000 tonnes per year, and may reach a final capacity of 7,200,000 tonnes per year through phased expansions. The proposed development of the ABC Refinery will involve a series of related transactions involving mining, transportation, shipping and port developments. The total investment for the initial phase of the proposed project is estimated to be US$1,000 million. The initial phase of the proposed project is expected to be completed and put into operation in 2007.

6.	Other projects in our alumina segment include environmental projects (e.g. waste treatment and disposal, facilities improvement for environmental protection), projects to improve alumina and alumina chemicals product quality, maintenance projects for bauxite mines, equipment replacement and other projects to sustain our existing production capacity.

7.	Shanxi Huaze smelter. We established a joint venture company, Shanxi Huaze Aluminum & Power Co. Ltd., with Shanxi Zhangze Electricity Company Limited on March 30, 2003 to undertake the construction of a primary aluminum plant and a power cogeneration facility. The projected annual production capacity of the facility is 280,000 tonnes of primary aluminum and 160,000 tonnes of carbon anodes. The new facility will include a power plant with two 300 MW coal-fired generators. The total investment is projected to be RMB6,014 million. We will contribute RMB900 million for a 60% equity interest and Shanxi Zhangze would contribute RMB600 million for a 40% equity interest. The total investment amount above the RMB1,500 million in capital contributed by the joint venture parties will be financed from external sources, including possibly debt guaranteed by Shanxi Zhangze and us in proportion to our equity interests. The term of the joint venture is 30 years from March 30, 2003. We have commenced the construction of the smelter and power plant in September 2003 and expect to complete the project by the end of 2005.

8.	Guizhou fourth series. We have commenced construction of this primary aluminum smelter in August of 2003. The project is expected to cost RMB1,724 million. This brownfield expansion project is expected to be completed in August 2005, with production at the designed capacity of 175,000 tonnes of primary aluminum.

On June 16, 2004, we entered into a non-binding letter of intent with Lanzhou Aluminum Corporation Limited, Lanzhou Aluminum Plant and the Gansu Province State-owned Assets Administrative and Management Committee in connection with the proposed acquisition of a 29% equity interest in Lanzhou Aluminum Corporation from Lanzhou Aluminum Plant. The proposed acquisition is subject to a number of conditions, including approval by the State-owned Assets Administrative and Management Committee.

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

The following discussion and analysis should be read in conjunction with our audited financial statements, and selected historical financial data, in each case together with the accompanying notes, included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with HK GAAP, which differ in certain material respects from U.S. GAAP. Note 34 to our audited financial statements provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

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

Since July 1, 2001, our financial statements as included in this annual report have been prepared using the acquisition accounting method having given effect to our incorporation and the reorganization. Accordingly, the assets and liabilities transferred to us have been restated at fair value and the assets, liabilities, revenues and expenses of operation retained by Chinalco are not reflected. Since July 1, 2001, all transactions have been recorded at government guidance price, market price or at contractual price (cost plus a margin). See “Item 4. Information on the Company - History and Development of the Company - The Reorganization” for a more detailed discussion of what assets and liabilities were transferred to us by Chinalco.

Critical Accounting Policies

Our significant accounting policies under HK GAAP and U.S. GAAP which are presented in Note 1 and Supplementary Information to our audited financial statements, respectively, are essential to the understanding of our operating results and financial condition. Some of our accounting policies require our management to make significant judgments relating to estimates and assumptions about the effects of circumstances to reported amounts in our financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our financial statements.

The following is a summary of our critical accounting policies. In each area, management has identified areas of uncertainty and the variables most important in making the necessary estimates. Management has used the best information available but actual performance may differ from our management’s estimates and future changes in key variables could change future reported amounts in our financial statements.

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

Provisions for Accounts and Other Receivables

Provision is made against accounts and other receivables when future collections are considered doubtful. In assessing the timing and amounts for these provisions, management must make a number of significant assumptions and estimates in the application of aging and specific identification analysis using past history and collections’ experience, potential events and circumstances affecting future collections and the credit status of specific customers, which are monitored on a regular basis. Management’s assessment of future collections of receivables may differ from the timing and amounts of the actual collections in future periods.

Income Tax

Income taxation charged to the results consist of current and deferred tax. Current tax is calculated based on the taxable income at the applicable rates of taxation of such year. Deferred taxation is provided for under the liability method, at the current taxation rate, in respect of temporary timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. In forming a conclusion about whether a tax asset is recoverable in the foreseeable future, the management makes judgment in assessing the potential events and circumstances affecting future recoverability while at the same time considering past experience. If the management’s interpretations or judgments differ from those of tax authorities with respect to the utilization of tax losses carried forward, the income tax provision may vary in future periods.

Overview

We are the sole producer of alumina (alumina oxide) and the largest producer of primary aluminum in China. We are also the second largest producer of alumina in the world in terms of production for the year ended December 31, 2003. We are engaged primarily in alumina refining and primary aluminum smelting operations. We report our financial results according to the following business segments:

•	Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to our primary aluminum smelters and externally to customers outside of our company. To a lesser extent, this segment also includes the production and sale of alumina hydrate, alumina chemicals and gallium.

•	Primary aluminum segment, which consists of procuring alumina and other raw materials (including recycled aluminum), supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling substantially all our primary aluminum products to external customers. To a lesser extent, this segment includes production and sales of carbon products.

•	Corporate and other services segment, which includes our headquarters’ operations, research conducted by our research institutes and provision of our research and development services to third parties.

Factors Affecting Our Operating Performances

Although we were incorporated on September 10, 2001 as a result of the reorganization, our financial statements and this discussion present our operating performances:

•	as if we had been in existence throughout the relevant periods; and

•	as if our operations and businesses (and various other operations including a carbon plant, one bauxite mine and two limestone quarries which were retained by Chinalco in the reorganization which took effect on July 1, 2001) were transferred to us as of January 1, 1998 and were conducted by us throughout the period ended June 30, 2001.

Our operating performances and the period-to-period comparability of our financial results are affected by a number of external factors. Our financial statements may not be indicative of our future earnings, cash flows or financial position for numerous reasons including those described below.

Alumina Prices

We set uniform prices for all our external sales of alumina by following import-parity pricing and adjust the prices from time to time. Our import-parity pricing generally takes into account:

•	free-on-board Australia prices for alumina exports into China;

•	transportation costs from Australia;

•	the current standard PRC import tariff at 8%;

•	value-added tax at 17%;

•	import related fees; and

•	domestic demand and supply conditions.

The international market prices for alumina have been volatile from time to time, and this volatility affects the price of our alumina, which tracks changes in the international market prices. In 2003, the market prices of international and domestic alumina increase dramatically due to the substantial rise in global demand for aluminum and consequently demand for alumina. Spot prices of alumina imports increased to US$410 per tonne at the end of 2003 from US$170 per tonne at the beginning of 2003. The annual average price of alumina reached US$245 per tonne, representing an increase of 67.8% over 2002. In 2003, the supply shortfall of domestic alumina further widened, which led to a sustained increase in domestic alumina prices in line with the rising imported price. The annual average spot price of domestic alumina in 2003 was RMB2,817 per tonne, representing an increase of 46.0% over 2002. The price increase from 2002 to 2003 is mainly attributable to the substantial rise in demand for alumina in China and a shortage of supply resulting from low global production capacity.

In 2003, total domestic alumina output was approximately 6.1 million tonnes, representing an increase of 11.8% over 2002, making China the second largest alumina producing country in the world. In 2003, annual domestic consumption was approximately 11.9 million tonnes, representing an increase of 30.5% over 2002. Strong demand for alumina in China resulted in a substantial rise in the import of alumina. The volume of imports reached 5.6 million tonnes in 2003, representing an increase of 22.7% over 2002.

Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since April 2001, we have entered into a number of domestic long-term alumina sales contracts with two-year terms, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange can affect our alumina sales under these long-term contracts, and such effects may increase as we increase the proportion of alumina sales under long-term contracts. We have entered into three-year alumina sales contracts with third parties since January 1, 2004 and we expect to sell approximately 1.1 million tonnes of alumina under these contracts.

Primary Aluminum Prices

Like most primary aluminum producers in China, we price our primary aluminum products by reference to Shanghai Futures Exchange spot prices. The Shanghai Futures Exchange primary aluminum spot prices generally reflect LME primary aluminum spot prices, plus an amount on account of international transportation, import tariffs, value-added tax and other import-related costs. Thus, fluctuations in the Shanghai Futures Exchange (and, by extension, the LME) spot prices affect our operating performances. Primary aluminum prices on the Shanghai Futures Exchange and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on LME and the Shanghai Futures Exchange in 2001, 2002 and 2003.

	2001	2002	2003
	(U.S. Dollar per tonne)
LME	1,454.0	1,366.9	1,433.0
Shanghai Futures Exchange	1,478.8	1,388.9	1,499.1

Global and domestic demand for primary aluminum increased in 2003, resulting in a slight increase in primary aluminum prices. However, production capacity has been increasing more rapidly than demand, which may result in over capacity in future periods.

In 2003, the growth in aluminum consumption in China remained above 10% a year as a result of the rapid growth in its economy. China consumed approximately 5.2 million tonnes of primary aluminum in 2003, representing an increase of 26.5% from 2002. China’s principal consumers of primary aluminum were the construction, auto, electric power and packaging industries. Total primary aluminum production volume in China was approximately 5.7 million tonnes in 2003, representing an increase of 27.5% over 2002, which is greater than China’s growth in consumption. The net export volume of domestic primary aluminum was approximately 493,000 tonnes in 2003.

Electricity Prices

The smelting of primary aluminum requires a substantial and continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. We encountered severe shortages of electric power supply in 2003. We do not expect any significant improvement of this situation until late 2006 when a number of national power generation projects are scheduled for completion. Electricity price increased by approximately 10% between the January 2004 to April 2004.

We are currently in the process of negotiating our 2004 preferential electricity prices with the relevant PRC government authorities. In the past, our smelters enjoyed a three-year exemption from paying urban public utilities surcharges levied by various localities. However, according to a notice issued by the PRC State Development Planning Commission dated December 21, 2003, the PRC government terminated such exemption from January 1, 2004. Although the levies will be based on the preferential electricity price currently available to us, we estimate that the annual cost we incur in purchasing electricity will increase by between RMB200 million to RMB500 million as a result of such termination.

Debt and Financing Costs Reduction

Our financing costs consist predominantly of interest expenses on our borrowings. From 2001 through December 31, 2003, our financing costs decreased primarily due to interest rate reductions, debt repayments and the debt-for-equity swap. The majority of our debt has been incurred to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital are set by the People’s Bank of China. The People’s Bank of China reduced interest rates for commercial loans chargeable by state-owned banks in 2001, 2002 and 2003. These interest rate reductions correspondingly reduced our interest expense on our floating rate loans. In addition, our plants historically received loans from state-owned banks with reduced interest rates (and in some instances interest free) as a form of government support for our projects. In 2001, 2002 and 2003, loans from state-owned banks at reduced interest rates amounted to RMB522.1 million, RMB348.0 million and RMB258.0 million, respectively. We expect that such preferential interest loans will continue to be available to us in the future.

Consolidated Operating Performances

The following table sets forth, for the periods indicated, certain income and expense items as a percentage of our sales of goods from our consolidated statements of income:

	Year Ended December 31,
	2001(1)	2002	2003
	(percent)
Sales of goods	100.0%	100.0%	100.0%
Cost of goods sold	73.0	79.5	70.7

Gross profit	27.0	20.5	29.3
Other revenues	3.9	3.1	2.5
Expenses related to other revenues	3.7	2.7	2.2

Other revenues, net	0.2	0.4	0.3
Selling and distribution expenses	2.1	3.0	2.4
General and administrative expenses	6.6	4.4	4.5
Research and development expenses	0.9	0.8	0.8
Other (income) expenses	(0.9)	0.1	0.1

Operating income	18.5	12.6	21.8
Finance costs	3.4	2.9	1.9
Operating income after finance costs	15.1	9.7	19.9

(1)	See “ -The Reorganization” for an explanation of our financial statements presentation prior to our reorganization.

Sales to Chinalco and its subsidiaries, jointly controlled entities and other related parties accounted for approximately 3.0% and 4.5% of consolidated turnover for the two years ended December 31, 2002 and 2003, respectively. For information on related party transactions, see “Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions” and Note 33 to our audited financial statements.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues

Our total revenues amounted to RMB23,826.0 million for the year ended December 31, 2003, representing an increase of RMB6,510.4 million, or 37.6%, from the previous year’s RMB17,315.6 million. Total revenues include sales of goods and other revenues. Sales of goods, which consist of sales of alumina and primary aluminum products, accounted for 97.0% and 97.6% of our total revenues for the years ended December 31, 2002 and 2003, respectively. Our sales of goods increased by 38.4 % from RMB16,792.8 million for the year ended December 31, 2002 to RMB23,245.9 million for the year ended December 31, 2003, representing an increase of RMB6,453.1 million. The increase was primarily due to the significant increase in selling prices of our principal products such as alumina and primary aluminum, and a growth in sales volume of alumina.

For 2003, our average external selling price for alumina reached RMB2,407.7 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB758.0 per tonne or 45.9% from RMB1,649.7 per tonne for the previous year. Our average external selling price for primary aluminum reached RMB12,460.5 per tonne, representing an increase of RMB960.3 per tonne or 8.4% from RMB11,500.2 per tonne for the previous year. Our external sales volume of alumina increased by 12.8% from 3,740,500 tonnes for the year ended December 31, 2002 to 4,219,600 tonnes for the year ended December 31, 2003. Our external sales volume of primary aluminum decreased by 1.5% from 758,600 tonnes for the year ended December 31, 2002 to 746,900 tonnes for the year ended December 31, 2003.

Cost of Sales

Our total cost of sales increased by 23.1% from RMB13,349.5 million in 2002 to RMB16,439.5 million in 2003. The increase was mainly attributable to a growth in sales volume of alumina, and the increased unit costs of primary aluminum and alumina caused by the increase in raw material prices compared to 2002.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB47.6 million from RMB 501.8 million in 2002 to RMB549.4 million in 2003, or 9.5%, which was primarily attributable to the increase in sales volume of alumina. We have been successful in controlling the relative increase in selling and distribution expenses for 2003 at a level that is lower than the increase in sales, due to a combination of higher average selling prices for our products and the effect of the rationalization and consolidation of our sales channels.

General and Administrative Expenses

General and administrative expenses increased by 42.8% from RMB733.8 million in 2002 to RMB1,047.5 million in 2003. The increase was mainly due to the recovery of the accounts receivable in 2002 for the years prior to 1999, which resulted in a net write-back of provisions for doubtful accounts of RMB97.1 million, reducing general and administrative expenses accordingly; and a rise of RMB55.0 million in taxation and surcharges which were levied by the PRC, due to the increased revenue for the year. In addition, owing to overfulfilment of operational targets set for 2003, the wages and welfare expenditure of management staff increased by RMB136.2 million under our incentive compensation program. Amortization charge of mining rights and write-back of provision for obsolete inventories which were included in general and administrative expenses for the year ended December 31, 2002 have now been reclassified as part of the cost of goods sold. Accordingly, the financial statements for the year ended December 31, 2002 have been adjusted to reflect the reclassification.

Research and Development Expenses

Our research and development expenses increased by 31.5% from RMB131.9 million in 2002 to RMB173.4 million in 2003. The increase was primarily due to the centralization of research and development activities undertaken at each plant in our research and development center. We focus our research and development efforts on high-priority projects and will continue to make appropriate investments in research and development.

Other Income / Expenses

Our expenses (net of other income) increased from a net expense of RMB16.1 million in 2002 to a net expense of RMB25.5 million in 2003. This was attributable to RMB65.2 million of realized and unrealized losses on futures contracts in 2003 and RMB 8.2 million of net exchange loss in 2003 primarily related to foreign currency borrowings, being partially offset by a gain of RMB44.5 million relating to an agreement reached with China Construction Bank for payment of outstanding principal and waiver of interest payable by the Company.

Operating Profit

Our operating profit increased by 139.2 % from RMB2,122.7 million in 2002 to RMB5,078.5 million in 2003. Our operating profit as a percentage of sales of goods increased from 12.6% in 2002 to 21.8 % in 2003.

Finance Costs

Our finance costs decreased by RMB39.2 million, or 8.0%, from RMB490.6 million in 2002 to RMB451.4 million in 2003. The decrease was mainly attributable to a reduction in average interest rate on our bank loans. In addition, we expedited the collection of accounts receivable so that the level of our working capital borrowings was reduced.

Income Taxes

Our income tax expense increased from RMB183.4 million in 2002 to RMB918.9 million in 2003, which was mainly attributable to our increased profit before tax. Our effective income tax rate was 19.9% in 2003, which was lower than the statutory tax rate of 33.0%. This was mainly because our three branches situated in Guizhou Province, Pingguo County and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. In addition, a subsidiary in Shandong is taxed at a preferential rate of 15.0% as it is classified as a “high-technology” enterprise in its province for tax purposes. With the approval from the State Tax Bureau, the Company’s Zhongzhou branch used tax loss of RMB139.8 million brought forward from years prior to our reorganisation to set off against the current income tax expense. Certain of our plants are also entitled to preferential income tax treatment for the purchase of domestically-produced equipment in investment projects.

Minority Interests

Minority interests increased from RMB46.8 million in 2002 to RMB157.4 million in 2003 primarily as a result of the increase in the profit of one of the Company’s subsidiaries, Shandong Aluminum Industry Co., Ltd.

Net Income for the Year

As a result of the foregoing, our net income for the year increased by 153.4% from RMB1,401.6 million in 2002 to RMB3,552.0 million in 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

Our total revenues amounted to RMB17,315.6 million for 2002, representing an increase of RMB706.1 million, or 4.3%, from 2001’s total revenues of RMB16,609.5 million. Total revenues include sales of goods and other revenues. Sales of goods consist of sales of alumina and primary aluminum products and accounted for 96.3% and 97.0% of our total revenues for 2001 and 2002, respectively. Our sales of goods increased by 5.0% from RMB15,987.9 million for 2001 to RMB16,792.8 million for 2002, representing an increase of RMB804.9 million. The increase was primarily due to the increase in our sales volume. Our external sales volume of alumina increased by 16.6% from 3,207,800 tonnes for 2001 to 3,740,500 tonnes for 2002. Our external sales volume of primary aluminum increased by 8.4% from 699,800 tonnes for the year ended December 31, 2001 to 758,600 tonnes for the year ended December 31, 2002.

However, the above increase in sales volume was offset by a decrease in selling price per tonne. The average external sales price per tonne for our alumina decreased by 12.9% from RMB1,896.0 for the year ended December 31, 2001 to RMB1,649.7 for the year ended December 31, 2002. The average sales price per tonne for our primary aluminum decreased by 3.2% from RMB11,885.7 per tonne for the year ended December 31, 2001 to RMB11,500.2 per tonne for the year ended December 31, 2002. This price decrease was primarily a result of a decrease in international alumina and primary aluminum spot prices as of December 31, 2002 as compared with December 31, 2001. The percentage decrease in our average selling prices for alumina and primary aluminum was similar to the percentage decrease in the international spot prices for alumina and primary aluminum.

Other revenues consist of sales of scrap and other materials, the sale of electricity, heat, water and gas, services, interest income and income from investment securities. Our other revenue decreased from RMB621.6 million in 2001 to RMB522.9 million in 2002 primarily as a result of a decrease in the sales of scrap and other materials.

Cost of Goods Sold

Our cost of goods sold increased by 14.4% from RMB11,669.6 million in 2001 to RMB13,349.5 million in 2002. Although the unit costs of primary aluminum and alumina decreased, the cost of goods sold for primary aluminum and alumina nevertheless increased by 5.6% and 23.0%, respectively, as a result of the increase in sales volume of primary aluminum and alumina.

Selling and Distribution Expenses

Our selling and distribution expenses consist of freight and transportation, packaging and advertising for our products and other related expenses. Our selling and distribution expenses increased by 49.7% from RMB335.2 million in 2001 to RMB501.8 million in 2002. We took measures to integrate our sales networks to enhance our efficiency in 2002. However, the market conditions for sales of alumina in the first ten months of 2002 remained depressed. To increase sales, we paid a portion of the transportation, packaging and loading costs for our customers. As a result of our promotions, our sales volumes increased, causing our selling and distribution expenses to increase by RMB166.6 million in 2002.

General and Administrative Expenses

Our general and administrative expenses include management and staff salaries and welfare expenses, office equipment maintenance and repairs, provision for doubtful accounts receivable, government levies and surcharges and other miscellaneous expenses. General and administrative expenses decreased by 30.2% from RMB1,051.1 million in 2001 to RMB733.8 million in 2002. The decrease was mainly due to the recovery of accounts receivable in 2002 for the years prior to 1999 and such amounts recovered were set off against a portion of the provision for doubtful accounts receivable. As a result, general and administrative expenses decreased by RMB317.3 million in 2002. The centralization of management in 2002 reduced a number of administrative expenses, including the remuneration payable to executive staff, which decreased by RMB35.63 million. Amortization charge of mining rights and write-back of provision for obsolete inventories which were included in general and administrative expenses for the years ended December 31, 2001 and December 31, 2002 have now been reclassified as part of the cost of goods sold. Accordingly, the financial statements for the year ended December 31, 2001 and December 31, 2002 have been adjusted to reflect the reclassification.

Research and Development Expenses

Our research and development expenses relate to costs associated with developing new technologies to improve production efficiency at our plants. Our research and development expenses decreased by 8.4% from RMB144.0 million in 2001 to RMB131.9 million in 2002. The decrease was primarily due to the centralization of project management and controls imposed by our headquarters to avoid redundant projects.

Other Income/Expenses

Our other income net of other expenses consists of government subsidies, foreign exchange losses or gains, unrealized losses or gains on short-term investments and futures contracts, which decreased from a net income of RMB136.3 million in 2001 to a net expense of RMB16.1 million in 2002. The decrease was caused by gains recorded only in 2001. We recorded a gain in 2001 of RMB103.0 million relating to a settlement reached with the State Development Bank for settlement of outstanding interest payable by us. We experienced an exchange loss of RMB28.3 million in 2002 and an exchange gain of RMB9.9 million in 2001 due to the fluctuation in exchange rates for our foreign currency short-term deposits and foreign currency bank loans.

Operating Income

Our operating income decreased by 28.2% from RMB2,958.1 million in 2001 to RMB2,122.7 million in 2002. Our operating income as a percentage of our sales of goods decreased from 18.5% in 2001 to 12.6% in 2002 because our cost of goods sold increased due to an increase in our sales of alumina and primary aluminum at lower prices than in 2001.

Finance Costs

Our finance costs decreased by RMB58.8 million, or 10.7%, from RMB549.4 million in 2001 to RMB490.6 million in 2002. The decrease was mainly attributable to the centralization of our cash management function, which reduced the level of idle funds at the plant level and improved our overall use of funds. In addition, we expedited the collection of accounts receivable and reduced our inventory levels, which reduced the funds we needed to operate our business. We also negotiated with our bank lenders to reduce the interest rates of our short-term loans.

Income Taxes

Our income tax expense decreased from RMB756.8 million in 2001 to RMB183.4 million in 2002. The decrease was mainly attributable to preferential tax rates that three of our plants, Guizhou, Pingguo and Qinghai, received from the Government of China relating to its national policy of developing China’s western region. The income tax rates for those plants were reduced from 33% to 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as the three plants maintain qualified operations in their respective regions. Meanwhile, the decrease in taxable income for 2002 also led to a decrease in income tax expense.

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

Minority Interests

Minority interests decreased from RMB63.7 million in 2001 to RMB46.8 million in 2002 primarily as a result of a decrease in profitability of our subsidiary, Shandong Aluminum Co. Ltd.

Net Income for the Year

As a result of the foregoing, our net income for the year decreased by 11.7% from RMB1,588 million in 2001 to RMB1,402 million in 2002.

Discussion of Segment Operations

We began accounting for our operations on a segmental basis, that is, separately accounting for the alumina and primary aluminum segments as well as the corporate and other services segment, commencing on July 1, 2001. Although we had not separated our operations into these segments in the first half of 2001, for the purposes of the following discussions, we have reconstructed the financial results on a segmental basis also for the first half of 2001. Consequently, we caution investors not to place undue reliance on historical segmental operating revenues, operating expenses or operating income. However, the information can be used as a reference for evaluation of the relative contributions of these segments.

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

The following table sets forth (i) revenues by segment for the periods indicated, and (ii) the contribution of external sales and inter-segment sales for 2003 as a percentage of sales of goods for such period, both before and after elimination of inter-segment sales.

	Before Elimination of Inter-segment Sales			Before Elimination of Inter- segment Sales	After Elimination of Inter- segment Sales
	Year Ended December 31,
	2001	2002	2003	2003	2003
	(RMB)	(RMB)	(RMB)
	(in millions)
Sales of goods
Alumina:
External sales	7,056.7	7,459.0	12,327.5	46.7%	53%
Inter-segment sales	2,124.6	2,320.6	3,131.7	11.9%	—

Primary aluminum:
External sales	8,888.1	9,268.1	10,845.6	41.1%	46.7%

Corporate and other services:
External sales	43.1	65.7	72.7	0.3%	0.3%

Total sales of goods before inter-segment eliminations	18,112.5	19,113.4	26,377.5
Eliminations of inter-segment sales	(2,124.6)	(2,320.6)	(3,131.7)

Total sales of goods	15,987.9	16,792.8	23,245.8

The following table sets forth, for the periods indicated, sales of goods, costs of goods sold, other costs net of other revenues and other income, and operating income (loss) by segment before and after elimination of inter-segment transactions.

	Year Ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
	(in millions)
Alumina:
Sales of goods	9,181.3	9,779.6	15,459.2
Cost of goods sold	(6,249.9)	(7,685.1)	(9,592.0)
Other costs, net of other revenues and other income	(810.0)	(714.9)	(757.7)

Operating income	2,121.4	1,379.6	5,109.5

Primary aluminum:
Sales of goods	8,888.1	9,268.1	10,845.6
Cost of goods sold	(7,479.9)	(7,902.5)	(9,883.9)
Other costs, net of other revenues and other income	(190.8)	(222.0)	(516.4)

Operating income	1,217.4	1,143.6	445.3

Corporate and other services:
Sales of goods	43.2	65.7	72.7
Cost of goods sold	(40.0)	(51.7)	(65.0)
Other costs, net of other revenues and other income	(28.9)	(71.9)	(86.1)

Operating loss	(25.7)	(57.9)	(78.4)

Segment operating income before unallocated operating loss and inter-segment elimination	3,313.1	2,465.3	5,476.4
Unallocated operating loss	(330.6)	(311.7)	(367.6)
Inter-segment elimination	(24.4)	(30.9)	(30.3)

Total operating income	2,958.1	2,122.7	5,078.5

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Alumina Segment

Sales of Goods. Our total sales of goods of the alumina segment increased by RMB5,679.6 million to RMB15,459.2 million in 2003, a 58.1% increase from RMB9,779.6 million in 2002.

We sold alumina products to our smelters and to other domestic smelters. Revenues from the external sales of alumina in 2003 rose by RMB4,868.6 million, or 65.3%, compared with 2002, mainly due to an increase in selling price and external sales volume of alumina. The average external selling price of alumina in 2003 increased to RMB2,407.7 per tonne from RMB1,649.7 per tonne in 2002, mainly due to strong domestic demand for alumina driven by the rapidly expanding aluminum production capacity in China. The external sales volume of alumina increased by 12.8 % to 4,219,600 tonnes in 2003 from 3,740,500 tonnes in 2002, mainly attributable to the fact that our production capacity for alumina increased to 5.95 million tonnes in 2003 from 5.18 million tonnes in 2002, including the commencement of operations at the end of June 2003 of the 400,000-tonne alumina production line at Pingguo phase two.

Revenues from the sales of alumina to our smelters in 2003 rose by RMB811.0 million, or 34.9%, from 2002, primarily due to the increase in our internal sales volume by 2.6% to 1,425,100 tonnes in 2003 from 1,387,800 tonnes in 2002. Our internal sales volume of alumina as a percentage of the total sales volume of alumina dropped from 27.1% in 2002 to 25.2 % in 2003.

Cost of Goods Sold. The total alumina segment cost of goods sold in 2003 increased by RMB1,906.9 million, or 24.8%, from RMB7,685.1 million in 2002 to RMB9,592.0 million in 2003, primarily due to an increase in sales volume of alumina in 2003 and an increase in raw material costs and fuel and power costs in 2003. The increase in fuel and power costs was mainly attributable to a 16.0% increase in the unit cost of coal and 24.0% increase in unit cost of heavy oil in 2003.

However, our operations achieved better technical efficiency than in 2002, leading to the decrease in consumption rate, which partially offset the influence of the rising prices of certain raw materials, mainly including coal and bauxite that are procured from third parties.

Operating Profit. Total operating profit for the alumina segment increased by 270.4% from RMB1,379.6 million in 2002 to RMB5,109.5 million in 2003 primarily as a result of a 58.1% increase in turnover of this segment. The operating profit of the alumina segment as a percentage of our sales of goods increased from 14.1% in 2002 to 33.1% in 2003.

Primary Aluminum Segment

Sales of Goods. We sold a total of 760,000 tonnes and 747,000 tonnes of the primary aluminum products we produced in 2002 and 2003, respectively. Our total sales of goods for the primary aluminum segment increased by RMB1,577.5 million to RMB10,845.6 million in 2003, a 17.0% increase over 2002. This was mainly attributable to a 8.4% increase in the average selling price for primary aluminum. The increase of sales is also attributable to a change in product mix to higher value-added aluminum products.

Cost of Goods Sold. The total cost of goods sold for our primary aluminum segment increased by 25.1% from RMB7,902.5 million in 2002 to RMB9,884.0 million in 2003, mainly due to an increase in the raw material costs and fuel and power costs in 2003, including a 26.0% increase in the average unit cost of alumina and a 4.0% increase in the cost of electricity in 2003.

However, we continue to upgrade our production facilities to improve production efficiency. In addition, we have adopted a material management measure based on our analysis of production process to prevent over consumption of materials, which led to a reduction in material consumption for each tonne of primary aluminum.

Operating Profit. Operating profit of the primary aluminum segment decreased by 61.1% from RMB1,143.7 million in 2002 to RMB445.2 million in 2003, primarily because the increase in cost of goods sold exceeded the increase in average selling prices. The operating profit of our primary aluminum segment as a percentage of that segment’s sales of goods decreased from 12.3% in 2002 to 4.1% in 2003.

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses for our headquarters and research and development services and revenues from product sales of our research institute to external customers. This segment recorded an operating loss of RMB78.4 million for the year ended December 31, 2003, representing an increase of 35.2% compared with 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Alumina Segment

Sales of Goods. Our total sales of goods of the alumina segment increased by RMB598.3 million to RMB9,779.6 million in 2002, or 6.5%, over 2001.

We sell alumina to our smelters and to external domestic smelters. Revenue from the external sales of alumina in 2002 rose by RMB88.7 million, or 1.5%, compared with 2001, mainly due to an increase in the external sales volume of alumina from 3,207,800 tonnes in 2001 to 3,740,500 tonnes in 2002, or 16.6%. We lowered our external sales price of alumina a number of times during 2002 to remain competitive with imported alumina which decreased in price during 2002. The effect of the rise in sales volume was offset by the decline in the external sales prices of alumina.

Sales of goods from the sales of alumina to our smelters in 2002 rose by RMB196 million, or 9.2%, from 2001 due to an increase in our internal sales volume from 1,200,000 tonnes in 2001 to 1,390,000 tonnes in 2002, or 15.8%. This increase was attributable to the increased amount of alumina used in our increased production of primary aluminum in 2002. The internal sales volume of alumina as a percentage of the total sales volume dropped from 28% in 2001 to 27% in 2002.

Cost of Goods Sold. The total alumina segment cost of goods sold in 2002 increased by RMB1,435.2 million, or 23.0%, compared with that of 2001. The total production costs of the alumina segment increased by 9.5% from RMB6,249.9 million in 2001 to RMB7,685.1 million in 2002. Production costs consist of raw materials and supplemental material costs, fuel and power costs, manufacturing expenses, labor costs and depreciation expenses. While production cost is generally a good proxy for analyzing cost of goods sold, differences can arise due to inventory changes. Production costs increased mainly because the production volume of alumina products increased by 15.1%. The decrease in unit production costs of alumina was not enough to offset the increase in volume of alumina being sold at lower prices. The production costs of alumina made up 92.2% and 94.0% of the production costs of the alumina segment in 2001 and 2002, respectively. The production costs of alumina increased by 11.6% from RMB5,908.5 million in 2001 to RMB6,594.1 million in 2002.

The unit production costs of alumina including depreciation expense decreased by 3.4% from RMB1,336.5 per tonne in 2001 to RMB1,290.8 per tonne in 2002. The unit production costs of alumina not including depreciation expense decreased by 5.8% from RMB1,146.9 per tonne in 2001 to RMB1,080.2 per tonne in 2002. The decrease was mainly due to the reduction in consumption as a result of technological upgrades to our production facilities, but this decrease was partially offset by the increase in domestic coal prices and production volume in 2002.

Operating Income. Total operating income for the alumina segment decreased by 35.0% from RMB2,121.4 million in 2001 to RMB1,379.7 million in 2002 primarily as a result of a 23.0% increase in the cost of goods sold, which was partially offset by an increase of 6.5% in sales of goods of this segment. Our operating income as a percentage of the sales of goods decreased from 23.1% in 2001 to 14.1% in 2002. This decrease in operating income can be attributed to us selling a greater volume of alumina at lower average selling prices in 2002 as compared to 2001.

Primary Aluminum Segment

Sales of Goods. Our total sales of goods of the primary aluminum segment increased by RMB380 million to RMB9,268.1 million in 2002, or 4.3% over 2001. This is mainly attributable to an increase of 8.4% in the sales volume of primary aluminum, which was partially offset by a 3.2% decrease in the average sales price for our primary aluminum.

Cost of Goods Sold. The total cost of goods sold for our primary aluminum segment increased by 5.7% from RMB7,479.9 million in 2001 to RMB7,902.5 million in 2002 mainly due to the increase in primary aluminum sales volume. Production costs of the primary aluminum segment increased by 16.3% from RMB7,351.1 million in 2001 to RMB8,548.3 million in 2002. Production costs of the primary aluminum segment include raw materials and supplemental materials costs, fuel and power costs, labor costs, manufacturing expenses and depreciation expenses in the production of primary aluminum and carbon. The increase in production cost was attributable to an increase in production volume of primary aluminum. Production costs of primary aluminum accounted for 83.1% and 74.7% of the total production costs of the segment for 2001 and 2002, respectively.

The unit production costs of primary aluminum as a product including depreciation expense increased by 1.6% from RMB9,673.7 per tonne in 2001 to RMB9,823.8 per tonne in 2002. The unit production costs of primary aluminum not including depreciation expense increased by 2.5% from RMB8,774.5 per tonne in 2001 to RMB8,990.8 per tonne in 2002. The increase was mainly due to a change in our practice of charging cost prices for internal sales of alumina during January to June 2001 to selling at market prices for internal sales of alumina from July 1, 2001. If the cost of alumina from our alumina facilities was computed on the same basis as in the previous year, the unit production costs of primary aluminum not including depreciation expense would have amounted to RMB8,514.9 per tonne, representing a decrease of 3.0% as compared with that in the previous year. The decrease in unit production costs of primary aluminum was a result of management improvements, technological upgrades and the use of less raw materials at our production facilities.

Operating Income. Operating income of the primary aluminum segment decreased by 6.1% from RMB1,217.4 million in 2001 to RMB1,143.6 million in 2002. The operating income of our primary aluminum segment as a percentage of that segment’s sales of goods decreased from 13.7% in 2001 to 12.3% in 2002.

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses for our headquarters and research and development services and revenues from product sales of our Research Institute to external customers. Operating loss for the segment increased from a loss of RMB25.7 million in 2001 to a loss of RMB57.9 million in 2002.

Liquidity and Capital Resources

Our primary sources of funding are cash generated by operating activities, and short-term and long-term borrowings. Our primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures.

As of December 31, 2003, our current assets amounted to RMB8,638.6 million, representing an increase of RMB80.6 million from the previous year. The increase was mainly attributable to an increase of RMB869.1 million in inventories due to our increased production and sales; a reduction of RMB 1,128.0 million in accounts receivable and an increase of RMB300.4 million in cash due to favorable market conditions and acceleration of collection of trade receivables.

As of December 31, 2003, our current liabilities amounted to RMB10,271.4 million, representing a decrease of RMB 737.5 million from the previous year. The decrease was mainly attributable to repayment of certain short-term loans including current portion of long-term loans and accounts and other payables, which resulted in a decrease of RMB486.1 million and RMB447.0 million, respectively, from the previous year. A portion of the above decrease was offset by the increase in taxation payable of RMB195.6 million due to the increase in profit in 2003.

As of December 31, 2003, our long-term loans amounted to RMB6,228.5 million, representing an increase of RMB225.2 million from the previous year. The increase was mainly attributable to an increase in our borrowings to finance capital expenditures. As of December 31, 2003, our total long-term debt, less long-term loans maturing within one year was RMB5,412.6 million, compared with RMB4,949.3 million on December 31, 2002.

Our gearing ratio (the ratio of total liabilities to the sum of total liabilities and owner’s equity) decreased to 34.9% as of December 31, 2003 from 39.3% as of December 31, 2002, which is mainly attributable to an increase in retained earnings.

Our ability to obtain external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

•	obtaining PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which, depending on the circumstances, may include one or more approvals from the National Development and Reform Commission, the State Administration of Foreign Exchange, the Ministry of Commerce and the China Securities Regulatory Commission;

•	our future operating performances, financial condition and cash flows;

•	the cost of financing and the condition of financial markets; and

•	potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

In view of our credit and the availability of funds in China, we currently do not foresee significant difficulties in obtaining bank borrowings. We plan to finance our capital expenditure projects and related expenditures principally through cash generated by operating activities, short-term and long-term borrowings and the remainder of the net proceeds from our global offering and H shares placement. We have also established standby credit facilities with domestic banks for an aggregate of RMB28,308.0 million to finance any capital shortfall related to our alumina and primary aluminum projects and for relevant working capital purposes. We believe that our working capital is sufficient to meet our present needs.

Cash and Cash Equivalents

Included in our cash and cash equivalents as of December 31, 2003 were amounts denominated in foreign currencies of RMB286.4 million, comprising US$32.5 million and HK$17.4 million.

The following table sets forth, for the periods indicated, a condensed summary of our statement of cash flows:

	For the Year Ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
	(in millions)
Cash flows from operating activities:
Operating income before working capital changes(1)	4,678.1	4,101.1	7,403.4
Net change in working capital(2)	(1,630.1)	(201.5)	26.4
Interest paid	(523.4)	(904.5)	(600.8)
PRC income tax paid	(484.5)	(323.3)	(826.5)

Total	2,040.1	2,671.8	6,002.5

Cash flows from investing activities:
Capital expenditures	(2,944.5)	(3,894.2)	(5,352.8)
Net decrease in bank deposits with initial term of over three months	471.7	75.1	—
Others	(59.8)	38.3	(42.5)

Total	(2,532.6)	(3,780.8)	(5,395.3)

Cash flows from financing activities:
Net proceeds from issue of shares	3,098.6	204.8	—
Net borrowings	807.6	(956.9)	(22.8)
(Increase) decrease in bank deposits pledged	(47.3)	101.0	46.2
Net (distributions to) contribution from owner and minority shareholders	(813.0)	0.6	166.1
Dividend paid by a subsidiary to minority shareholders	(80.0)	(39.5)	(23.8)
Dividend paid	—	(178.5)	(472.5)

Total	2,965.9	(868.5)	(306.8)

Net increase (decrease) in cash and cash equivalents	2,473.4	(1,977.5)	300.4

(1)	Represents income before income tax and minority interests as adjusted for depreciation expense, loss on disposal of fixed assets, interest waived written back in 2001 and 2003, interest income and interest expenses.
(2)	Represents (increase) decrease in inventories, accounts receivable and other receivable, accounts payable and other payables, including amounts due from and due to related parties.

Net Cash Flows from Operating Activities

Net cash from operations increased by 124.7% from RMB2,671.8 million for 2002 to RMB6,002.5 million for 2003. The increase was primarily due to:

•	an increase in operating profit of RMB2,995.0 million in 2003;

•	a decrease in cash used in working capital of RMB227.9 million; and

•	a decrease in interest paid of RMB303.7 million;

partially offset by an increase of RMB503.2 million in PRC income taxes paid in 2003. The decrease in cash used in working capital was attributable to:

•	a decrease in accounts and other receivables of RMB1,069.1 million, larger than the decrease of RMB783.7 million achieved in 2002; and

•	a decrease in accounts and other payables of RMB223.2 million, smaller than the decrease of RMB1,470.1 in 2002;

partially offset by an increase in inventories of RMB819.5 million in 2003, compared to a decrease of RMB484.8 million in 2002.

Net Cash Flows from Investing Activities

Net cash outflow from investing activities in 2002 and 2003 amounted to RMB3,780.8 million and RMB5,395.3 million, respectively, consisting primarily of capital investment for the purchase of fixed assets of RMB3,894.2 million in 2002 and RMB5,352.8 million in 2003. In 2003, our capital expenditure program was the major contributor to our increase in alumina production capacity of 770,000 tonnes and an increase of 42,000 tonnes in primary aluminum production capacity. See “ - Capital Expenditures” and “Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan” for a detailed description of our capital expenditure plans.

Net Cash Flows from Financing Activities

Net cash outflows from financing activities amounted to RMB868.5 million in 2002, consisting primarily of net loan repayment over new loans borrowed of RMB956.9 million in 2002, dividend payment for the year 2001 of RMB178.5 million, partially offset by net inflow of RMB204.8 million from issues of shares in 2002. Net cash outflows from financing activities amounted to RMB306.9 million in 2003, consisting primarily of net loan repayment over new loans borrowed of RMB22.8 million in 2003, dividend payment for the year 2002 of RMB472.5 million, partially offset by contributions of Chinalco of RMB85.5 million and capital injection by minority shareholders of RMB80.6 million in 2003.

We continue to benefit from the centralized cash management system implemented since 2002. We expect that this system will continue to help:

•	centralize and simplify internal clearing and settlement procedures;

•	utilize excess bank deposits to reduce bank borrowings;

•	reduce accounts receivable; and

improve the efficiency of our internal funds management.

The aggregate maturities of our outstanding long-term bank loans as of December 31, 2003 were as follows:

Maturity Date	Principal Outstanding as of December 31, 2003
	RMB	US$(1)
	(in millions)
2004	686.9	80.3
2005	1,054.6	127.4
2006	1,328.6	160.5
2007 and thereafter	2,979.4	362.4

Total	6,049.5	730.6

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2003 of US$1.00 to RMB8.2800.

Please see Note 29 to our audited financial statements for a more detailed description of our long-term debt including interest rate and maturity profile.

Our net borrowings for the year ended December 31, 2001, 2002 and 2003 were as follows:

	As of December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$(1)
	(in millions)

Short-term debt	4,153.3	4,049.3	3,801.3	459.1
Long-term debt	6,716.1	6,003.3	6,228.5	752.2

Total debt	10,869.4	10,052.6	10,029.8	1,211.3

Less: Cash and cash equivalents	(4,273.7)	(2,296.1)	(2,596.4)	(313.6)

Net debt	6,595.7	7,756.5	7,433.4	897.7

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2003 of US$1.00 to RMB8.2800.

As of December 31, 2003, we had no secured bank loans and we did not guarantee any banking facilities.

As of December 31, 2003, Chinalco guaranteed RMB3,426.5 million of our bank loans. The guarantees by Chinalco and its subsidiaries to various banks in respect of banking facilities and loans granted to third parties as of December 31, 2000 remained with Chinalco after our reorganization.

As of December 31, 2003, we had total banking facilities of RMB28,308 million, inclusive of long-term facilities of approximately RMB9,274 million and other loan facilities of approximately RMB19,034 million. Out of the total banking facilities granted, amounts totaling RMB7,939 million have been utilized as of December 31, 2003. Approximately RMB21,308 million in bank facilities must be renewed in 2004. We believe that we will be able to renew these facilities when they expire.

Foreign Exchange

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials. Under current foreign currency regulations in China, to meet these needs, we are permitted to convert Renminbi into the necessary foreign currencies at authorized banks based on a presentation of the relevant contracts. We could also borrow foreign currency loans from such banks for these purposes. To the extent that we need to obtain foreign currency funding for capital projects as defined under foreign exchange regulations, we would be required to obtain approval from the State Administration of Foreign Exchange. Transactions in foreign exchange are translated at exchange rates prevailing at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at exchange rates prevailing at the balance sheet date. Exchange differences arising in these cases are recognized as income or expense in the profit and loss account.

As of December 31, 2003, we had outstanding loans of 8.8 million Danish Krone (RMB12.3 million) and 26,300 Euro (RMB272,000), and bank balances of US$32.5 million and HK$16.4 million. See Note 29 to our audited financial statements. We had no U.S. dollar denominated accounts receivable at the same date. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. We earn a small amount of foreign currency, primarily U.S. dollars, from primary aluminum exports, which totaled 40,100 tonnes in 2003, and through our processing or tolling business. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Risk”. In addition to foreign currency debt, we also had short-term deposits denominated in foreign currencies equivalent to RMB286.2 million as of December 31, 2003, which are principally denominated in U.S. dollars. Our sources of foreign exchange include the remaining proceeds from our global share offering and H share placement, borrowings and funds converted from Renminbi. We do not anticipate that we will incur significant additional foreign currency debt in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2003, we maintained bank balances of US$32.5 million and HK$16.4 million or the equivalent of approximately RMB286.2 million for purposes of satisfying our foreign currency obligations and paying dividends to our overseas shareholders. We believe that we have obtained or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

Inflation

According to the State Statistical Bureau, China experienced deflation of 1.5% in 1999 and inflation of 0.4% and 0.7% in 2000 and 2001, respectively, deflation of 0.8% in 2002, and inflation of 1.2% in 2003. As a result, inflation in the PRC has not had a significant impact on our operating performances in recent years.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HK GAAP, which differs in various material respects from U.S. GAAP. These material differences, as they apply to our financial statements, relate primarily to the following:

•	Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying asset had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun. The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of finance costs capitalized under the two accounting standards.

•	Under HK GAAP, fixed assets transferred from Chinalco to us were accounted for under the acquisition accounting method at July 1, 2001. As a result, our fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for us as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent’s carrying value.

•	Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value.

•	As part of the reorganization and pursuant to the Mining Rights Transfer Agreement, we acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for us as the transfer was a transaction under common control.

•	Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation, goodwill amortization and mining rights are recognized.

See Note 34 to our audited financial statements for the reconciliation of net income and owners’ equity under HK GAAP to net income and owner’s equity under U.S. GAAP, further information, additional qualitative disclosures required and recent accounting pronouncements under U.S. GAAP.

Contractual obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2003:

	Payment due by period (RMB, in millions)
	Total	2004	2005-2006	2007-2008	Thereafter
Long-term debt	6,228.5	815.9	2,433.1	2,228.6	750.9
Operating leases	8,101.3	173.6	347.2	347.2	7,233.3
Purchase obligations	4,494.8	2,984.7	1,510.1	—	—

Total	18,824.6	3,974.2	4,290.4	2,575.8	7,984.2

Capital Expenditures

The following table sets forth our capital expenditures by segment for 2001, 2002 and 2003, and the capital expenditures in each segment as a percentage of our total capital expenditures for such years.

	Year Ended December 31,
	2001		2002		2003
	RMB	Percent	RMB	Percent	RMB	Percent
	(in millions, except percentages)
Alumina	2,457.1	74.4%	3,192.8	80.4%	3,831.6	71.2%
Primary aluminum	640.1	19.4%	700.6	17.6%	1,471.5	27.3%
Corporate and other services	27.6	0.8%	49.3	1.2%	47.3	0.9%
Unallocated	177.7	5.4%	29.9	0.8%	33.0	0.6%

Total	3,302.5	100.0%	3,972.6	100.0%	5,383.4	100%

In 2003, we spent approximately 98.5% of our 2003 capital expenditure budget of RMB5,303.1 million to improve our alumina and primary aluminum production capacity:

•	RMB3,831.6 million of our alumina segment expenditures were used to expand alumina production capacity and to undertake technological improvements to our alumina production processes and facilities, including capacity expansions at our Guizhou, Shanxi and Guangxi plants, with expansions amounting to 750,000 tonnes. The remainder was spent on capital improvements relating to environmental protection, bauxite mining and the production of alumina hydroxide, alumina chemicals and gallium; and

•	RMB1,471.5 million of our primary aluminum segment expenditures were used to expand production capacity at our Qinghai, Guizhou, Shanxi and other smelters. The remainder was spent on projects to sustain long-term production and for projects relating to environmental protection.

The following table sets forth our planned capital expenditures by segment for each of the years 2004 through 2005 and the expenditures in each segment as a percentage of the total. Actual capital expenditures may differ materially from these planned amounts. The figures below do not take into account capital expenditures at the Pingguo JV.

	Year Ended December 31,
	2004E		2005E		Total
	RMB	Percent	RMB	Percent	RMB	Percent
	(in millions, except percentages)
Alumina	4,888.0	46.2%	7,900.0	60.8%	12,788.0	54.3%
Primary aluminum	5,683.0	53.8%	5,100.0	39.2%	10,783.0	45.7%

Total	10,571.0	100.0%	13,000.0	100.0%	23,571.0	100.0%

For further information with respect to our capital expenditure plan, see “Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan.”

Our capacity expansion plan reflects our focus on expanding our alumina production capacity to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities and may take advantage of these opportunities if we determine that it is in our and our shareholders’ best interests. We expect that our production capacity for alumina and primary aluminum will reach 8.5 million tonnes and 1.3 million tonnes, respectively, by the end of 2005.

These are our current plans with respect to our capital expenditures. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans.

Research and Development

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

Our total expenditure for research and development was approximately RMB144.0 million, RMB131.9 million and RMB173.4 million for 2001, 2002 and 2003, respectively.

For further information with respect to the trends in our operations and product markets, see “- Factors Affecting Our Operating Performances.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

All of our directors and supervisors are elected for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. Each of our directors and supervisors has entered into a service contract with us for a term of three years. The service contract is not terminable by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of our directors, supervisors or other senior management personnel.

In addition to director’s fees, our directors are entitled to be paid performance bonuses and stock appreciation rights. As of December 31, 2003, no stock appreciation rights were issued. The executive directors are also entitled to the welfare benefits provided under the relevant PRC laws and regulations.

Directors

At our annual general meeting of shareholders held on June 7, 2004, Messrs. Xiong Weiping, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton and Wang Dianzuo were re-elected for further terms of three years, and Messrs. Xiao Yaqing, Luo Jianchuan and Chen Jihua were elected for terms of three years. Mr. Xiao Yaqing was elected Chairman of the Board of Directors and Chief Executive Officer. There is currently one vacancy on the Board of Directors which we intend to fill in the near future. Each of Mr. Guo Shengkun, Mr. Liang Zhongxiu, Mr. Yin Yufu and Mr. Wu Weicheng resigned from the Board of Directors with effect from June 7, 2004. The business address of each of our directors is No. 12B Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814. The table and discussion below set forth various information concerning our directors.

We follow our home country practice in relation to the composition of our board of directors in reliance on the exemption provided under Section 303A.00 of the NYSE Corporate Governance Rules available to foreign private issuers. Our home country practice does not require a majority of directors of a listed company to be independent directors. As such, the majority of our directors are not independent within the meaning of NYSE Corporate Governance Rules.

Name	Age	Positions with the Company

Xiao Yaqing	44	Chairman of the Board of Directors and Chief Executive Officer

Xiong Weiping	47	Director and President

Luo Jianchuan	40	Director and Senior Vice President

Chen Jihua	36	Director, Vice President and Chief Financial Officer

Chen Xiaozhou	41	Director

Joseph C. Muscari	57	Director

Chiu Chi Cheong Clifton	49	Independent Director

Wang Dianzuo	69	Independent Director

Xiao Yaqing, 44, is our Chairman and Chief Executive Officer. Mr. Xiao is General Manager of Chinalco. Mr. Xiao graduated from Central South University of Technology and majored in pressure processing in 1982. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has extensive experience in the fields of metallic materials and management. He has been the engineer, Department Head, Deputy Chief Engineer and Chief Engineer of Technology Division at Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast High Alloy Corporation Limited, the factory manager of Southwest Aluminum Fabrication Plant, Chairman and General Manager of Southwest Aluminum Industry Group and the Deputy General Manager of Chinalco.

Xiong Weiping, 47, is an Executive Director and President and has been employed by Chalco since 2001. Mr. Xiong is also the Deputy General Manager of Chinalco. Mr. Xiong has a Ph.D. degree in mining engineering and completed post-doctoral research in economics. He has academic achievements and practical experience in economics and corporate management. He was a professor and a supervisor of Ph.D students. He once was Vice President of Central South University of Technology and Deputy General Manager of China Copper, Lead and Zinc Corporation.

Luo Jianchuan, 40, is a director and Senior Vice President and has been employed by Chalco since 2001. Mr. Luo is a senior engineer with about 20 years of experience in non-ferrous metal import and export trading management and extensive experience in trading and management. Mr. Luo once served as an engineer of the Lead and Zinc Bureau under China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Xinquan Corporation, Assistant to General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited and General Manager of Chalco's Marketing Sales Division.

Chen Jihua, 36, is a director, Vice President and Chief Financial Officer of Chalco. Mr. Chen obtained a master's degree from Central University of Finance and Banking. Mr. Chen has participated in a wide range of corporate and financial management projects. He once served as the Executive Manager of the International Finance Department of China Chengxin Securities Rating Company Limited, Chief Financial Officer with Red Bull Vitamin Beverages Company Limited and the China Operations of ALJ Group of Saudi Arabia. He also formerly served as Chief Financial Officer with Jitong Network Communications Company Limited. He has been employed by Chinalco since May 2001.

Chen Xiaozhou, 41, is a non-executive Director of Chalco. Mr. Chen is a Vice President of China Cinda. Mr. Chen graduated from Hangzhou University in 1983 with a bachelor’s degree in economics and obtained a master’s degree in economics from the Graduate School of the Head Office of the People’s Bank of China in 1988. Mr. Chen once served in various positions in China Construction Bank before he was transferred to the investment banking department of China Cinda in 1999.

Joseph C. Muscari, 57, is a non-executive Director of Chalco. Mr. Muscari is the Group President of Alcoa Inc. for Asia and Latin America, with responsibility for operations and growth initiatives of Alcoa Inc. in those regions. He is also a member of the Executive Council of Alcoa Inc. Mr. Muscari graduated in 1968 from the New Jersey Institute of Technology with a bachelor’s degree in industrial engineering. He obtained an M.B.A. degree from the University of Pittsburgh in 1969. In 1994, he received an honorary doctorate in law from Salem-Teikyo University in Tokyo.

Chiu Chi Cheong Clifton, 49, is an independent non-executive Director of Chalco and chairman of Chalco’s audit committee. Mr. Chiu was appointed as an independent non-executive Director of Chalco in 2001. Mr. Chiu, who has accounting or related financial management expertise, serves as the financial expert of the audit committee. Mr. Chiu holds a master’s degree in business administration and he is a U.S. certified public accountant with extensive experience in international finance, securities and accounting. He serves as the Vice Chairman of the Takeover and Mergers Panel of the Hong Kong Securities and Futures Commission and was formerly the Vice Chairman of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited. Mr. Chiu is also the Managing Director of Harvester (Holdings) Company Limited and is a Director of Shenzhen Expressway Company Limited.

Wang Dianzuo, 69, is an independent non-executive Director of Chalco. Mr. Wang was appointed as an independent non-executive Director of Chalco in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was once President of the Central South University of Technology, President of the Beijing General Research Institute for Non-ferrous Metals. Mr. Wang has served as Vice Chairman of Chinese Academy of Engineering. Mr. Wang is also a part-time professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as a member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors. The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Luo Tao	50	Chairman of the Committee of Supervisors

Yuan Li	45	Supervisor, Deputy General Manager of Corporate Culture Department

Ou Xiaowu	38	Supervisor

Luo Tao, 50, is Chairman of our Supervisory Committee and Deputy General Manager of Chinalco. He is also a senior economist with extensive management experiences in human resources, labor relations and corporate management. Mr. Luo was once a Vice President of Beijing General Research Institute for Non-ferrous Metals, Deputy Director of the Department of Human Resources and Training of China Non-ferrous Metals Industry Corporation and Director of Department of Human Resources of the State Bureau of Non-ferrous Metals Industry.

Yuan Li, 45, is a Supervisor elected as the representative of the employees of Chalco and Deputy General Manager of Chalco’s Corporate Culture Department. He has been employed by Chalco since 2001. He is an engineer with extensive administrative and managerial experiences. He once served as Deputy Director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation, head of the Department of Research and Survey as well as Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Director of the Department of Political Affairs of Chinalco.

Ou Xiaowu, 38, is a Supervisor of Chalco and Deputy Director of the Finance Department of Chinalco as well as a senior auditor. Mr. Ou once served as Director of the Department of Auditing at the China Non-ferrous Metals Industry Corporation, Deputy Director of the Finance Department of China Copper, Lead and Zinc Corporation, and Director of General Affairs in Chinalco’s Finance Department, and Deputy General Manager of Chalco’s Guizhou branch.

Other Senior Management Personnel

The table and discussion below set forth certain information concerning other senior management personnel.

Name	Age	Positions with the Company

Zhang Chengzhong	43	Vice President

Sun Zhaoxue	42	Vice President

Liu Xiangmin	42	Vice President

Liu Qiang	40	Secretary to the Board

Zhang Chengzhong, 43, is a Vice President and has been employed by Chalco since 2001. Mr. Zhang is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang once served as Deputy Director and then Director of the alumina production facility in our Shanxi Aluminum Plant, Deputy Director and then Director of the research institute affiliated with the Shanxi Aluminum Plant as well as Deputy Director and then Director of the Shanxi Aluminum Plant.

Sun Zhaoxue, aged 42, is the Vice President of the Company and has been employed by the Company Since 2001. He is a professor-grade senior engineer and has extensive experience in the management of bauxite mining and production of alumina. Mr. Sun graduated from the North China University of Science and Technology and majored in the engineering management science. Mr. Sun once served as the Deputy Director and then Director of the Xiao Mine of Shanxi Plant, the Deputy Manager and then the Manager of Shanxi Plant and the General Manager of Shanxi Branch of the Company. Mr. Sun also serves as the Chairman of Shanxi Huaze Aluminum-Power Company Limited.

Liu Xiangmin, aged 42, is the Vice President of the Company and has been employed by the Company Since 2001. Mr. Liu graduated from the Central South Institute of Mining and Metallurgy and majored in non-ferrous metals science. He is a professor-grade senior engineer and has extensive professional experience in the fields of metallurgy of non-ferrous metals and corporate management. Mr. Liu once served as the Deputy Director and then Director of the alumina branch of Zhongzhou Plant, the Deputy Manager of Zhongzhou Plant and the General Manager of Zhongzhou Branch of the Company.

Liu Qiang, 40, has been employed by Chalco since 2001 and has been the Secretary to the Board since November 2003. Ms. Liu holds a Master’s degree in English literature and is a professor-grade senior translator. She has extensive experience in import and export of non-ferrous metals and analysis of the aluminum market. Ms. Liu once served as Finance Manager of the Australian branch of, and Business Manager of the Aluminum Business Division of, China National Non-Ferrous Metals Import and Export Corporation; Senior Analyst for the Aluminum Industry and Market in the Information Division of China National Non-Ferrous Metals Trading Group; Senior Analyst for the Aluminum Industry and Market in the Information Division of China National Metals and Minerals Import and Export Corporation; and Deputy Manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

Audit Committee

Our audit committee consists of two independent directors, namely, Mr. Wang Dianzuo and Mr. Chiu Chi Cheong Clifton, and one non-executive director, namely, Mr. Chen Xiaozhou. Mr. Chiu Chi Cheong Clifton serves as the chairman of the committee and is a financial expert. Until the appointment of another independent director, our audit committee is not in compliance with the New York Stock Exchange Corporate Governance Rules. We rely on the exemption under Section 303A.00 of the NYSE Corporate Governance Rules which allows foreign private issuers until July 31, 2005 to comply with the audit committee standards set out in Section 303A.06, and to follow our home country practice in lieu of the provisions of Section 303A.07 relating to audit committees. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, supervise our internal financial reporting process, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors, and review management policies.

Compensation and Nominating Committee

We have established a compensation and nominating committee. Our compensation and nominating committee consists of two executive directors and one independent director. The three members for the current term are Mr. Xiao Yaqing, Mr. Xiong Weiping and Mr. Wang Dianzuo, with Mr. Xiao Yaqing serving as chairman of the committee. Committee members’ responsibilities as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management, reviewing and recommending selection of independent directors and members of the committees under the board of directors, and the appointment and removal of senior executives.

We follow our home country practice in relation to the composition of our compensation and nominating committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nominating committee or that the members of the compensation committee must be composed entirely of independent directors.

Strategic Planning Committee

We have established a strategic planning committee which consists of eight directors. Mr. Wang Dianzuo is the chairman and Mr. Xiong Weiping and Mr. Luo Jianchuan are the vice chairmen. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and annual rates of return on investments.

Disclosure Committee

Our disclosure committee consists of the Chief Executive Officer, the Chief Financial Officer and the Corporate Secretary. Our Chief Executive Officer and Chief Financial Officer serve as the chairman and vice chairman of the committee, respectively. The committee implements our disclosure controls and procedures and reviews information disclosed to ensure accurate, open and timely disclosure.

Compensation

Directors’, Supervisors’ and Senior Officers’ Compensation

Our executive directors and supervisors who are employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. Directors and supervisors who are not employed by us receive fees for their services. We have entered into service contracts with all of our directors and supervisors. None of these service contracts provide benefits to our directors upon termination. The aggregate amount of cash compensation we paid for the year ended December 31, 2003 (1) to our five highest paid individuals was RMB4.13 million; (2) to our directors (not including our independent directors) was RMB3.90 million; (3) to our supervisors was RMB1.34 million; (4) to our senior management was RMB6.66 million; (5) to independent directors was RMB 264,871; and (6) to our directors (not including our independent directors), supervisors and senior management as a group was RMB9.11 million.

Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders’ value, upon the recommendation of our board of directors, our shareholders adopted a special compensation system for our senior management in September 2001. The system is designed to link our senior management’s financial interests with our operating performances and performance of our H shares. Under this system, the senior management’s compensation consists of three components:

•	fixed compensation, including basic salaries and benefits;

•	performance bonuses; and

•	stock appreciation rights, or SARs, which entitle recipients to receive cash payments to the extent that the market price of the company’s H shares at the time of exercise of the SARs is higher than the exercise price as described below, subject to various conditions.

The variable components in our senior management’s compensation, such as performance bonuses and SARs, account for 65% to 80% of their total potential compensation, not including the directors and supervisors who receive only fixed compensation and performance bonuses. As the seniority level of the recipient rises, SARs constitute an increasingly large proportion of the recipient’s potential compensation package.

Under the system, the compensation committee under the board of directors has set up key performance indexes, or KPIs, used as bases for eligibility for and allocation of performance bonuses and SARs. The performance evaluation system relies on information provided by the management information system to ensure that the management’s performance evaluation process is fair and transparent.

SARs

No shares will be issued under the SARs plan we have adopted. Therefore, the share holding of our shareholders from time to time will not be diluted as a result of the issuance of SARs.

The current SARs plan has a term of ten years from the date of approval by the shareholders’ meeting in September 2001. The board of directors may grant SARs annually, but new SARs may not be granted when the cumulative total units of SARs that have been granted exceed a number equal to 10% of our total outstanding shares. Similarly, no new units of SARs may be issued to any individual if the cumulative total units of SARs he or she has received exceed 25% of the cumulative total units of SARs that have been issued and planned to be issued under the plan by us. Each SARs unit represents one share of our outstanding shares. The number of SARs granted to a person may also be adjusted in accordance with the result of performance evaluations as measured by the KPIs.

The power to formulate and implement the SAR plan rests with the compensation committee under our board of directors. The compensation and nominating committee recommends the recipients and amount of each grant of SARs, and submits its recommendation to our board of directors for approval. The granted SARs normally expire 10 years after the grant date. The SARs start to vest one year after the date of grant, with one-third of the granted SARs to be vested each year for three years. A recipient may exercise at any time duly vested and unexpired SARs.

As of December 31, 2003, no stock appreciation rights have been issued under the SARs plan adopted by us.

Board Practices

Board of Directors

Pursuant to the articles of association, our board of directors consists of not more than nine directors, one of whom is the chairman. Directors are elected at the shareholders’ general meeting by vote of shareholders, and serve for terms of three years. Upon the expiration of the term of their office, they may serve successive terms if re-elected at the shareholders’ general meeting. The current board of directors was elected at the annual shareholders’ general meeting held on June 7, 2004. There is currently one vacancy on the board of directors which we intend to fill in the near future. The term of this board of directors will expire on June 7, 2007, or at such time as the shareholders’ general meeting elects a new board of directors. The board of directors is responsible to the shareholders.

Supervisory Committee

We have a supervisory committee composed of three supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be reappointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. The current supervisory committee is comprised of two representatives of Chinalco and one representative of our staff and workers. Members of the supervisory committee may also observe meetings of the board of directors. Our current supervisory committee was appointed at the annual shareholders’ general meeting held on June 7, 2004. The term of this supervisory committee will expire on June 7, 2007, or at such time when the shareholders, at a general meeting, appoint a new supervisory committee.

Supervisors attend board meetings as non-voting members. The supervisory committee is responsible to the shareholders’ general meeting and has the following duties and responsibilities:

•	to supervise our handling of our financial matters;

•	to supervise any acts of directors, the general manager, deputy general manager and other senior officers that are in violation of laws, administrative regulations or our articles of association;

•	to request directors, the general manager, deputy general manager and other senior officers to rectify their acts that are detrimental to the interests of Chalco;

•	to verify such financial information as financial reports, business reports and profit distribution plans submitted by the board of directors to the shareholders’ general meeting, and arrange certified public accountants and auditors to verify issues;

•	to propose to convene interim shareholders’ general meetings; and

•	to bring law suits against directors on behalf of Chalco.

Audit Committee

See “- Directors, Senior Management and Employees - Audit Committee.”

Employees

For each of 2001, 2002 and 2003, we had a total of 68,033, 67,334 and 67,400 employees, respectively.

The table below sets forth the number of our employees by function as of the period indicated:

	As of December 31,
	2001		2002		2003
		% of Total		% of Total		% of Total
Function:
Alumina production	37,255	54.8%	36,736	54.6%	37,500	55.7%
Primary aluminum production	18,625	27.4%	18,560	27.6%	18,625	27.6%
Mining	4.185	6.2%	3,997	5.9%	3,555	5.3%
Research and development	1,980	2.9%	1,917	2.8%	1,980	2.9%
Sales and Marketing	779	1.1%	953	1.4%	740	1.1%
Management and other	5,209	7.6%	5,171	7.7%	5,000	7.4%

Total	68,033	100.0%	67,334	100.0%	67,400	100.0%

The table below sets forth the number of our employees as of December 31, 2003 by geographic location:

Location	Employees	Percentage of Total

Shandong
Shandong Plant	10,503	15.6%
Henan
Zhengzhou plant	13,546	20.1%
Zhongzhou plant	4,499	6.7%
Research Institute	946	1.4%
Guizhou
Guizhou plant	15,290	22.7%
Guangxi
Pingguo plant	5,487	8.1%
Shanxi
Shanxi plant	11,881	17.6%
Qinghai		7.6%
Qinghai plant	5,134
Beijing
Headquarters	114	0.2%

Total	67,400	100.0%

We have workers’ unions at the plant level that protect employees’ rights and welfare benefits, organize educational programs, encourage employee participation in management decisions, and assist in mediating disputes between us and individual employees. All employees are union members. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relationship with our employees is good.

The remuneration package of our employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, childcare and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, we currently participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of the sum of its employees’ salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees’ salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. We have made all required pension contributions up to December 31, 2003. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We also contribute to a welfare fund for our employees. Our contributions to this fund are made at rates ranging from 5% to 10% of our after-tax income. In addition, we have introduced a new employee incentive plan which includes performance bonuses for our employees. We provide to our employees various social welfare benefits through hospitals, schools, retirement homes and other institutions owned by Chinalco and its other affiliates or through third parties.

Share Ownership

None of our directors, supervisors or senior management own any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a joint stock company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, currently owns 42.14% of our outstanding common shares after our placement of H shares on January 16, 2004 (Chinalco owned 44.4% of our outstanding common shares as of December 31, 2003). The parent company holds a significant portion of our domestic shares in the form of state legal person shares and can exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The parent company has substantial influence over our management and policies and corporate actions, not only in its capacity as the largest shareholder, but also because two of our directors, including our chairman, hold senior management positions with Chinalco and Chinalco has nominated two members of our three-member committee of supervisors.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2003. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

	As of December 31, 2003
Holders of Domestic Shares and H Shares	No. of shares	Approximate % of issued share capital
	(in millions)
Holders of Domestic Shares
Chinalco	4,656.3	44.4
China Cinda	1,610.3	15.3
China Orient	602.2	5.7
China Development Bank	554.9	5.3
Guangxi Investment	196.8	1.9
Guizhou Development	129.4	1.2
Holders of H Shares
Alcoa	840.2	8.0
Other public investors	1,909.7	18.2

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

To the best of our knowledge, as of December 31, 2003, none of the outstanding H shares was held by United States holders of record, and all of the outstanding ADSs were held by ten United States holders of record. Because domestic shares can only be held by PRC investors, there were no non-PRC holders of record.

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder and therefore may not exercise its voting rights relating to our shares with respect to various matters in a manner prejudicial to the interests of our other shareholders. See “Item 10. Additional Information - Memorandum and Articles of Association”. In accordance with our articles of association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may effect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

Related Party Transactions

Connected Transactions under Hong Kong Listing Rules

Under the Listing Rules, transactions between us and connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders’ approval unless otherwise waived by the Stock Exchange of Hong Kong. Under the Listing Rules, Chinalco, Guangxi Associate, Guizhou Development and Xinan Aluminum (Group) Company (“Xinan Aluminum”) are considered our connected persons. According to certain waivers granted by the Stock Exchange of Hong Kong on December 22, 2003, our independent non-executive directors must review and certify annually that the contracts entered into between us and our connected persons are based on normal commercial terms that are fair and reasonable. Commencing on June 7, 2004, our audit committee will pre-approve related-party transactions. The following transactions are exempted from the strict compliance of the requirements under the Listing Rules in relation to connected transactions, subject to certain conditions as stated in the waiver letter issued by the Stock Exchange of Hong Kong.

Although connected transactions are not synonymous with related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy the disclosure requirements under U.S. securities laws. See the table below for a list of the amounts paid under such transactions for the years ended December 31, 2001, 2002 and 2003.

We have the following ongoing connected transactions with Chinalco, our largest shareholder, Guangxi Associate, Guizhou Development and Xinan Aluminum.

•	Comprehensive Social and Logistics Services Agreement;

•	General Agreement on Mutual Provision of Production Supplies and Ancillary Services;

•	Mineral Supply Agreement;

•	Provision of Engineering, Construction and Supervisory Services Agreement;

•	Land Use Rights Leasing Agreement;

•	Buildings Leasing Agreement;

•	Trademarks License Agreement;

•	Guarantee of Debts Contract;

•	Aluminum Ingots and Alumina Supply Agreement;

•	Aluminum Ingots Agency Agreement; and

•	Primary Aluminum Supply Agreement.

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

Chinalco also retained all its assets and businesses relating to aluminum fabrication (except for aluminum fabrication capacity of Shandong Aluminum). It purchases its supply of primary aluminum as well as other alumina products from us. On the other hand, Chinalco transferred to us (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, coal and pitch; and (b) assets and businesses for provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and maintenance services. Such assets and businesses continue to provide ancillary production supplies and services to Chinalco.

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

Chinalco leased to us all the 453 pieces or parcels of land for the purposes of all aspects of our operations and businesses. On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the leasing of these 453 parcels of land covering an aggregate area of approximately 58.3 million square meters, which are located in six provinces in the PRC. The annual rent payable to Chinalco is approximately RMB168 million.

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

In a Guarantee of Debts Contract dated December 29, 2003, entered into between Chinalco and us, Chinalco agreed to continue to provide guarantees for the debts assumed by us pursuant to the reorganization, if the guarantees are required by the creditors. As at December 31, 2003, these debts aggregated approximately RMB1.98 billion (including principal and interest). We provide no security and pay no fees with respect to these guarantees, but are required to repay Chinalco for any payments Chinalco may make under these guarantees.

Aluminum Ingots and Alumina Supply Agreement

Guangxi Associate has purchased and continues to purchase aluminum ingots and alumina from us for trading and for aluminum fabrication. Guangxi Investment has approximately 37.5% equity interests in Guangxi Associate. Guangxi Associate is an associate (as defined in the Listing Rules) of Guangxi Investment, which is one of our promoters and therefore a connected person, and any transactions between Guangxi Associate and us are connected transactions within the meaning of the Listing Rules.

To regulate our relationship with Guangxi Associate in this respect, we entered into an agreement with Guangxi Associate in relation to the supply of alumina and aluminum ingots on November 5, 2001.

Aluminum Ingots Agency Agreement

Guizhou Development has been and continues to be our agent for the distribution and sale of our aluminum ingots and related products for a commission. Such transactions between Guizhou Development and us are connected transactions within the meaning of the Listing Rules.

To regulate the relationship between Guizhou Development and ourselves in this respect, we entered into an agency agreement on November 5, 2001 relating to the sale of aluminum ingots by Guizhou Development as our agent.

Primary Aluminum Supply Agreement with Xinan Aluminum (Group) Company Limited

We have been and are continuing to supply primary aluminum to Xinan Aluminum. China Cinda has approximately a 38.6% equity interest in Xinan Aluminum. As one of our substantial shareholders, China Cinda is our “connected person” (as defined in the Listing Rules). As China Cinda has more than a 30% equity interest in Xinan Aluminum, Xinan Aluminum is an “associate” (as defined in the Listing Rules) of China Cinda and our connected person. Any transactions between Xinan Aluminum and ourselves are “connected transactions” within the meaning of the Listing Rules.

To regulate our supply relationship with Xinan Aluminum, we entered into a Primary Aluminum Supply Agreement dated November 5, 2001 with Xinan Aluminum in relation to the supply of primary aluminum to it.

Amounts Received or Paid Under Material Related Party Transactions

During the years ended December 31, 2001, 2002 and 2003, we had the following material related transactions.

	Year Ended December 31,
	Combined 2001	Combined 2002	Consolidated 2003
	RMB	RMB	RMB
		(in thousands)
Sales of materials and finished goods to:
Chinalco and its subsidiaries	333,211	479,408	1,056,125
Jointly controlled entity	20,078	21,496	33,701
Other related parties	250,281	191,677	50,794
Provision of utility services to Chinalco	167,034	195,519	234,067
Provision of engineering, construction and supervisory services by Chinalco and its subsidiaries	519,634	665,337	784,163
Purchase of key and auxiliary materials from:
Chinalco and its subsidiaries	255,450	212,654	391,730
Other related parties	126,100	151,747	128,956
Provision of social services and logistics services by Chinalco	472,555	541,731	744,575
Land and building rental charged by Chinalco	71,559	141,995	173,611
Building rental charged to Chinalco	1,311	2,584	—
Interest expenses in relation to loans from related parties	1,554	—	—
Net temporary advances to related parties	72,663	—	—

See Note 33 to our audited financial statements for a detailed discussion of our related party transactions.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See pages F-1 to F-60 following Item 19.

Legal Proceedings

We are involved in a number of judicial proceedings before PRC courts concerning matters arising in connection with the conduct of our businesses. We are not a party to any material legal proceeding and no material legal proceeding is known to us to be pending against us or with respect to our properties.

Dividends

Our board of directors declares dividends, if any, in Renminbi with respect to H shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a financial year is subject to shareholders’ approval. The Bank of New York, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the PRC Company Law and our articles of association, all of our shareholders have equal rights to dividends and distributions. The holders of the H shares share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.

The declaration of dividends is subject to the discretion of our board of directors, which takes into account the following factors:

•	our financial results;

•	capital requirements;

•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

•	our shareholders’ interests;

•	the effect on our credit worthiness;

•	general business conditions; and

•	other factors our board of directors may deem relevant.

We may only distribute dividends after we have made allowance for:

•	recovery of losses, if any;

•	allocation to the statutory common reserve fund;

•	allocation to the statutory common welfare reserve fund; and

•	allocation to a discretionary common reserve fund if approved by our shareholders and after allocation is made to the statutory common reserve fund.

The minimum and maximum aggregate allocations to the statutory funds is 15% and 20%, respectively, of our net income determined in accordance with PRC GAAP. Under PRC law, our distributable earnings will be equal to our net income determined in accordance with PRC GAAP or HK GAAP, whichever is lower, less allocations to the statutory and discretionary funds.

The board of directors proposed to declare a final dividend of RMB0.096 per share for 2003. We believe that our dividend policy strikes a balance between two important goals:

•	providing our shareholders with a competitive return on investment; and

•	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

Subject to the relevant provisions of the PRC Company Law and our articles of association, Chinalco may seek to influence our determination of dividends with a view to satisfying its cash flow requirements. However, we believe that Chinalco’s financial condition will benefit from our success and that by supporting a dividend policy intended to enhance our long-term profitability and the market value of our securities, Chinalco will increase the value of its own interest in us.

See “Item 10. Additional Information - Taxation” for a discussion of the tax consequences of receipt of dividends.

Other Significant Changes since December 31, 2003

On January 16, 2004, we placed 549,976,000 additional H shares of par value RMB1.00 each to certain independent professional and institutional investors who are non-U.S. persons outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933 at a price of HK$5.658 per H share. The net proceeds amounted to approximately RMB3,200 million of which, approximately RMB2,000 million will be used to fund the alumina expansion project in our Shanxi branch. We plan to use the balance of the net proceeds for the funding of any possible acquisitions of domestic primary aluminum projects.

On June 7, 2004, our shareholders approved a special resolution granting the Board of Directors a general mandate to issue and allot additional shares in our capital in an amount up to 20% of the aggregate nominal amount of Domestic Shares in issue and/or 20% of the aggregated nominal amount of H Shares in issue.

Other than events disclosed above and elsewhere in this annual report, there have been no significant changes since December 31, 2003.

ITEM 9.	THE OFFER AND LISTING

The Stock Exchange of Hong Kong is the principal non-US trading market for our H shares. The ADSs, each representing 100 H shares, have been issued by the Bank of New York as depositary and are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on each of these two stock exchanges:

	New York Stock Exchange		Stock Exchange of Hong Kong
Calendar Period	High	Low	High	Low
	(US$ per ADS)		(HK$ per H share)
2001
Fourth Quarter (from December 5)	18.27	17.05	1.39	1.30

2002
First Quarter	24.25	17.48	1.94	1.36
Second Quarter	22.60	17.47	1.79	1.34
Third Quarter	19.75	9.90	1.57	0.75
Fourth Quarter	14.47	9.38	1.15	0.73

2003
First Quarter	19.55	14.40	1.53	1.13
Second Quarter	24.20	16.25	1.87	1.24
Third Quarter	34.51	22.00	2.60	1.72
Fourth Quarter	81.70	34.56	6.15	2.83

2004
January	80.74	64.05	6.35	5.10
February	84.31	62.85	6.40	4.90
March	85.00	75.66	6.35	6.30
April	91.80	56.01	7.05	4.47
May	62.40	46.05	4.80	3.50
June (through June 18)	56.60	47.75	4.43	3.62

ITEM 10.	ADDITIONAL INFORMATION

Our registered office is located at No.12B, Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814. Our telephone number at this address is (86-10) 6396 7331. Our agent for service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Memorandum and Articles of Association

A copy of the English translation of our articles of association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H shares and American depositary shares on December 5, 2001. Our articles of association were amended at the general shareholders’ meeting held on June 12, 2002 and approved by the State Economic and Trade Commission on July 5, 2002 to increase the number of directors from seven to nine and to reflect the changes in our registered capital and shareholding structure. A copy of the English translation of the amendment was filed with the SEC as Exhibit 1.1 to our Annual Report on Form 20-F for 2002. Our articles of association were further amended at the general shareholders’ meeting held on June 7, 2004 (1) to increase the minimum number of independent non-executive directors from two to three, (2) to reflect changes in our total share capital and shareholding structure following the placing of 549,976,000 new H shares on January 16, 2004, and (3) pursuant to an amendment to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. We plan to nominate a third independent non-executive director in the near future. A copy of the English translation of the amendment adopted at the meeting of shareholders on June 7, 2004 is filed as Exhibit 1.1 to this Annual Report on Form 20-F. The amendment is currently pending approval by the State Economic and Trade Commission. Our articles of association are in Chinese.

Our objects and purposes

Our articles of association as amended from time to time are filed with the Hong Kong Companies Registrar. Our business scope can be found in Article 13 of our articles of association, as amended, which includes exploration and exploitation of bauxite and limestone mines; production and sales of aluminum and magnesium products, smelting products, fabricated products, carbon products and related nonferrous metal products; exploration design, project construction general contracting, construction and installation; machinery manufacturing; related technology development, and technical support service.

Directors’ power to vote on matters in which he or she has an interest

Under Article 133, a director may not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates (as defined in the Rules Governing the Listing of Securities on the HKSE) has a material interest, nor may he or she be counted in satisfying the quorum requirements for such meeting. Unless the interested director has disclosed his or her interest in accordance with the Articles and the contract, transaction or arrangement has been approved by the board of directors at a meeting in which the interested director is not counted in satisfying the quorum requirements and has refrained from voting, any contract, transaction or arrangement in which such director is materially interested is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by such director.

Borrowing powers

Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures, the charging or mortgaging of part or whole of our business or properties and to provide guarantees or mortgages for the debts of third parties (including, without limitation, our subsidiaries or associated companies) in all types of circumstances. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the directors nor do they contain any specific provision in respect of the manner in which such powers may be varies, other than (a) provisions which give the directors the power to formulate proposals for the issuance of debentures by us; (b) provisions which provide that the issuance of debentures must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 96(4) provides that the directors have the power to formulate our annual preliminary and final financial budgets and the extent of our corporate borrowing powers and the manner in which the borrowing powers may be varied are subject to adoption by the affirmative vote of a simple majority of the directors as part of the preliminary or final financial budget plan.

Age limit for retirement

There is no provision pertaining to the retirement of directors pursuant to an age limit requirement in our Articles of Association.

Directors’ qualifying shares

Under Article 95, the directors are not required to hold qualifying shares.

Dividend rights

Article 51(I) provides that holders of our common shares have the right to receive dividends and benefits in other forms, e.g., right to share profits and the right to surplus in the event of a liquidation, in respect of the number of shares held. Under Article 45, when we convene a general shareholders’ meeting, declare dividends, liquidate or undertake other actions that require the verification of shareholders’ rights, the board of directors must specify a date as the record date for determination of shareholders’ rights. The shareholders registered in the shareholders’ register at the record date are the shareholders entitled to participate.

Voting rights

Article 51(II) provides that holders of our common shares have the right to attend in person or appoint a proxy to attend and vote at general meetings of shareholders.

Rights to share profits

Article 77(2) provides that profit distribution plans and loss recovery plans formulated by the board of directors must be approved by way of ordinary resolution of the shareholders’ general meeting.

Rights to share surplus in the event of a liquidation

Article 51(VI) provides that the shareholders have the right to receive our surplus assets upon liquidation in proportion to their respective shareholdings.

Redemption provisions; sinking fund provisions and liability to further capital calls

Article 29 provides that we may repurchase issued shares upon obtaining approvals from the shareholders by way of a special resolution and from relevant supervisory authorities under the following circumstances: (1) canceling shares to reduce our capital; (2) merging with another company holding our shares; (3) other purposes permitted by law and administrative regulations.

No securities issued by us are (a) redeemable, (b) entitled to a sinking fund or (c) subject to liability for further capital calls.

Actions necessary to change the rights of holders of our shares or holders of a class of shares

Under Article 78(5), amendment of any type of shareholder rights, e.g., rights to dividends, share profits or surplus in the event of liquidation or voting rights, requires a special resolution of the shareholders’ general meeting. Under Article 71, a special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

Any proposal to vary or abrogate the rights conferred on any class of shareholders (“class rights”) must be approved by way of a special resolution in a shareholders’ general meeting and by holders of shares of that class at a separate meeting conducted in accordance with the Articles of Association. The circumstances which are deemed to be a variation or abrogation of the class rights are set forth under Article 88. Except for the circumstances under Article 88 (1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings but Interested Shareholders (as defined under Article 89) are not entitled to vote at class meetings.

Resolutions of a class of shareholders require votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote. Written notice must be given to all shareholders who are registered as holders of that class in the register of shareholders 45 days before the date of the class meeting. Such notice must contain the matters to be considered at such meeting, the date and the place of meeting.

The class meetings must be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions relating to the manner in which the shareholders’ general meetings must be convoked apply to class meetings.

The special procedures for approval by a class of shareholders do not apply where we issue, upon the approval by special resolution of shareholders in general meeting, either separately or concurrently once every 12 months, not more than 20% of each of our existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares (as defined under Article 18).

Provisions discriminating against any existing or prospective shareholder as a result of owning a substantial number of shares

Chinalco, as our controlling shareholder, is prohibited from exercising its voting rights in relation to the following matters in a manner that would be prejudicial to the interests of our shareholders generally or some part of our shareholders:

•	to relieve a director or supervisor of his or her duty to act honestly in our best interest;

•	to approve the expropriation by a director or supervisor (for his or her own benefit or the benefit of another person) of our assets, including any business opportunities that may benefit us; or

•	to approve the expropriation by a director or supervisor (for his or her own benefit or the benefit of another person) of the rights of other shareholders.

Conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked

Shareholders’ general meetings can be annual general meetings or extraordinary general meetings. Shareholders’ meetings must be convened by the Board. Annual general meetings of shareholders are held once a year within six months after the end of the previous financial year.

The Board is required to convene an extraordinary general meeting within two months of the occurrence of any one of the following circumstances:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the articles of association;

(2)	where our unrecovered losses amount to one-third of the total amount of its share capital;

(3)	where shareholder(s) holding 10 percent or more of our issued and outstanding shares carrying voting rights request(s) in writing for the convening of an extraordinary general meeting;

(4)	whenever the Board deems necessary or the supervisory committee so requests;

(5)	when proposed by more than two independent directors.

In convening a shareholders’ general meeting, written notice of the meeting shall be given no less than 45 days prior to the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver to us his or her written reply 20 days before the date of the meeting. Shareholders holding 5% or more of our total voting shares have the right to propose new motions in writing, and we are required to place such proposed motions on the agenda for such general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Limitations on the rights to own securities

Under Article 18, the shares issued to domestic investors and denominated in Renminbi are Domestic-Invested Shares whereas the shares issued to overseas investors and denominated in foreign currency are Foreign-Invested Shares. Under Article 17 and as described in Item 7, our Domestic-Invested Shares can be held only by PRC shareholders and our Foreign-Invested Shares, such as H shares and ADSs can be held only by foreign shareholders.

Provisions having an effect of delaying, deferring or preventing a change in control

Under Article 97, in making decisions regarding mergers and acquisitions where the consideration to be paid or the assets to be acquired exceed 10% of our total assets, the Board of Directors is required to engage relevant professional consultants to provide professional opinions, and to give due weight to such opinions in arriving at their decision.

Under Article 78, division, merger, dissolution and liquidation of the Company and material acquisition or sale by the Company require adoption of a special resolution at the shareholders’ general meeting.

Provisions governing the ownership threshold above which such ownership must be disclosed

There are no provisions pertaining to the ownership threshold above which shareholder ownership must be disclosed under the Articles of Association.

Conditions governing changes in registered capital

Under Article 96(6), any proposal for the increase or reduction of our registered capital must be formulated by the Board of Directors. Article 78(1) further provides that any increase or reduction in share capital requires adoption of a special resolution at a shareholders’ general meeting.

Material Contracts

Unless otherwise disclosed in this annual report, we believe that the contracts we entered into during the fiscal year of 2003 were all made in the ordinary course of business.

Exchange Controls

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Although the Renminbi US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

Taxation

China Taxation

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H shares or ADSs purchased in connection with the global offering and held by the investor as capital assets.

Dividends Paid to Individual Investors

Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the “Provisional Regulations”) and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the “Tax Notice”). Under the Tax Notice, dividends paid by a Chinese company to foreign persons with respect to shares listed on an overseas stock exchange (“Overseas Shares”), including the H shares and ADSs, are exempt from PRC withholding taxes for the time being. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

The Individual Income Tax Law of China was amended effective January 1, 1994 and states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all non-PRC individuals are subject to the 20% withholding tax on dividends paid by a Chinese company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the China Securities Regulatory Commission, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to non-PRC individual holders of H Shares or ADSs, subject to reduction by an applicable tax treaty between China and the country where such holders reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Dividends Paid to Non-PRC Enterprises

According to the Provisional Regulations and other applicable tax laws and regulations, dividends paid by Chinese companies to non-PRC enterprises are ordinarily subject to a China withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a non-PRC enterprise with no permanent establishment in China receiving dividends paid on Overseas Shares is currently exempt from the 20% withholding tax. If the Tax Notice is withdrawn and such withholding tax becomes applicable in the future, such rate may still be reduced under relevant tax treaties, if applicable.

Tax Treaties

Non-PRC shareholders who are residents or citizens of a country that has entered into a double-taxation treaty with China may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. China currently has such treaties with a number of countries, including:

•	the United States;

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	Singapore;

•	the United Kingdom; and

•	the Netherlands.

Under each one of such treaties, the rate of withholding tax imposed by China’s taxation authorities is generally reduced. For example, under the double taxation treaty between China and the United States, China may tax dividends paid by us to an eligible U.S. holder up to a maximum of 10% of the gross amount received by such person. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty’s “treaty shopping provisions.”

Capital Gains

The Tax Notice provides that gains realized by non-PRC enterprises upon the sale of Overseas Shares which are not held by entities established by such enterprises in China and gains realized by non-PRC individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. However, as far as individuals are concerned, the Individual Income Tax Law of China, as amended on October 31, 1993 and effective on January 1, 1994, provides for a capital gains tax of 20% on individuals. On January 28, 1994, the Provisions for Implementing the Individual Income Tax Law of China was promulgated which provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for non-PRC enterprises and non-PRC individuals will continue to apply or to be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, holders of H shares or ADSs may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

On November 18, 2000, the State Council issued a notice entitled “State Council Notice Regarding the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in China” (“Tax Reduction Notice”). Under the Tax Reduction Notice, beginning January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by non-PRC enterprises without agencies or establishments in China or by non-PRC enterprises of which such incomes do not have any substantive relationship with their agency or establishment in China. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a non-PRC enterprise shareholder may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional China Tax Considerations

Under the Provisional Regulations of the People’s Republic of China Concerning the Stamp Duty, a stamp duty is not imposed by China on the transfer of shares, such as the H shares or ADSs, of Chinese publicly traded companies that take place outside of China.

United States Federal Income Taxation

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

-	tax-exempt entities;

-	partnerships or other entities treated as partnerships for United States

-	federal income tax purposes;

-	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own 10% or more of our voting stock;

•	U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.

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

You are a “U.S. holder” if you are:

•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and the control of one or more United States persons; or

•	that has elected to be treated as a United States person under applicable United States Treasury regulations.

The discussion does not address any aspects of United States taxation other than federal income taxation.

We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H shares or ADSs.

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company (“PFIC”), as discussed under “PFIC Rules” below.

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

Dividends paid to a U.S. Holder that is an individual, trust or estate will be considered to be from a qualified foreign corporation and therefore will be subject to U.S. federal income tax at a minimum rate of 15%.

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

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as “passive income” or, in the case of some U.S. holders, “financial services income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.

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

PFIC Rules

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

-	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

-	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The New York Stock Exchange in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•	provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

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

Dividends

Under current practice, no tax will be payable in Hong Kong in respect of dividends paid by us. Taxation of Capital Gains

No tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H Shares). Trading gains from the sale of property by persons carrying on a business in Hong Kong, where such gains are derived from or arise in Hong Kong from such business, will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

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

The withdrawal of H shares when ADSs are surrendered, and the issuance of ADSs when H shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership under Hong Kong law. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty payable on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H shares.

Hong Kong Estate Duty

Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Hong Kong estate duty is imposed on the principal value of a deceased’s estate at graduated rates from 5% to 15%. No estate duty is payable where the principal value of the dutiable estate does not exceed HK$7.5 million; the maximum rate of 15% applies where the principal value exceeds HK$10.5 million.

U.S. GAAP Reconciliation

See “Item 5. Operating and Financial Review and Prospects - U.S. GAAP Reconciliation” and Note 34 to our audited financial statements.

Documents on Display

We are subject to the information reporting requirements of the Securities Exchange Act and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy any report, statement or other information filed by us at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSUERES ABOUT MARKET RISK

We are exposed to various types of market risks, including credit risk relating to financial assets, changes in foreign exchange rates, interest rates and the prices of alumina and primary aluminum, in the normal course of business.

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

The following discussion and table, which constitute “forward-looking statements” that involve risk and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks, which we face in the normal course of business.

Credit Risk

The carrying amount of accounts receivable included in the balance sheet represent our maximum exposure to credit risk in relation to our financial assets. We perform periodic credit evaluations of our customers and believe that we have made adequate provision for uncollectible accounts receivable in the financial statements.

None of our major customers exceed 10% of total revenue and do not individually present a material risk to our sales.

We maintain substantially all of our cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

We use the majority of our futures contracts traded on the Shanghai Futures Exchange to hedge against adverse fluctuations in aluminum price and do not hold other derivatives instrument. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding gains (loss) are recorded in the profit and loss account for the year. The unrealized holding gains (losses) for the years ended December 31, 2002 and 2003 were RMB13,180,000 and RMB(10,244,000), respectively.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the State Administration of Foreign Exchange. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Although the Renminbi to U.S. dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates could adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot assure you that any future movements in the exchange rates of Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our operating performances and financial condition.

As of December 31, 2003, we had outstanding loans of 26,300 Euro (RMB272,000) and 8.8 million Danish Krone (RMB12.3 million) and bank balances of US$32.5 million and HK$16.4 million. See Note 29 to our audited financial statements. We had no U.S. dollar denominated accounts receivable as of the same date. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. We earn a small amount of foreign currency, primarily U.S. dollars, from primary aluminum exports, which totaled 40,100 tonnes in 2003, and through our processing or tolling business.

A significant depreciation in the Renminbi against major foreign currencies could have an adverse impact on our capital expenditures program. We have incurred relatively small amounts of foreign currency denominated debt for capital expenditures primarily relating to development of our alumina refineries, and may incur foreign currency denominated debt in the future. To the extent the Renminbi devalues against any of these currencies, it would correspondingly increase our repayment costs on these loans.

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

The table below sets forth information about our interest rate sensitive financial instruments, including foreign currency denominated debt instruments, that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited balance sheets and Note 28 to our audited financial statements beginning on page F-42.

Expected Maturity

	2004	2005	2006	2007	2008 and thereafter	Total	Fair Value
	(in thousands, except percentage data)
Short-term loans:
Fixed rate (RMB)	3,801,285	—	—	—	—	3,801,285	3,801,285
Average interest rate	4.8%
Long-term loans:
Variable rate (RMB)	814,507	1,053,500	1,377,500	1,508,940	1,461,501	6,215,948	6,215,948
Average interest rate	5.8%
Fixed rate (Euro)*	272	—	—	—	—	272	289
Average interest rate	9.4%
Fixed rate (Danish krone)*	1,066	1,066	1,066	1,066	7,989	12,253	9,837
Average interest rate	0.3%

*	Data in Renminbi equivalents.

Commodity Price Risk

We are exposed to fluctuations in the prices of alumina and primary aluminum. We import alumina from suppliers outside of China. Such purchases are made at market prices. In addition, all our sales of alumina and primary aluminum are made at market prices. Therefore, fluctuations in the prices of alumina and primary aluminum have a significant effect on our operating performances.

We enter into short-term futures contracts traded on the Shanghai Futures Exchange to hedge a limited amount of sales of primary aluminum so as to minimize the impact of the fluctuations in the price of primary aluminum on our operating performances. Gains and losses on such futures contracts are recorded as other income or expenses at each balance sheet date. The contracts have maturity dates that do not exceed six months.

As of December 31, 2002 and 2003, we had outstanding the following primary aluminum futures contracts:

	As of December 31
	2002			2003
	Contract value RMB’000	Market value RMB’000	Fair value RMB’000	Contract value RMB’000	Market value RMB’000	Fair value RMB’000

Future contracts	467,691	454,511	13,180	179,244	189,488	(10,244)

The fair values of futures contracts are based on quoted market prices. As of December 31, 2002 and 2003, we held futures contracts covering 33,320 tonnes and 12,050 tonnes of aluminum maturing in the first seven months of 2003 and in the first nine months of 2004, respectively. Market prices of these aluminum futures contracts outstanding at December 31, 2002 and 2003 ranged from RMB13,600 to RMB13,800 per tonne and from RMB15,620 to RMB16,410 per tonne, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

As of December 31, 2003, we were not in default in the payment of principal or interest of any lender.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in timely alerting them to material information about us required to be disclosed in the reports we file or submit under the Exchange Act, and effectively ensure the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the SEC. There were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken. However, as recommended by the SEC in its adopting release, our Chief Executive Officer and Chief Financial Officer along with other management personnel are continually testing and improving our disclosure controls and procedures and we will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Wang Dianzuo, Mr. Chiu Chi Cheong Clifto and Mr. Chen Xiaozhou, with Mr. Chiu Chi Cheong Clifton, serving as the chairman and financial expert of the committee. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer and other senior officers. We have posted its Code of Ethics on our website: www.chalco.com.cn. A copy of this Code of Ethics is available, without charge, upon request from the address on the cover of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers served as our independent auditors for the 2003 fiscal year. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31,
	2002	2003
	(RMB thousands)

Audit fees	14,881	12,657
Audit-related fees	—	786
Tax fees	—	—
All other fees	—	—

Total	14,881	13,443

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

In April 2003, our audit committee established pre-approval policies and procedures under which all audit and non-audit services performed by our principal accountants must be approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of two independent directors, namely, Mr. Wang Dianzuo and Mr. Chiu Chi Cheong Clifton, and one non-executive director, namely, Mr. Chen Xiaozhou. Mr. Chiu Chi Cheong Clifton serves as the chairman of the committee and is a financial expert. Until the appointment of another independent director, our audit committee is not in compliance with the New York Stock Exchange Corporate Governance Rules. We rely on the exemption pursuant to Section 303A.00 of the NYSE Corporate Governance Rules which allows foreign private issuers until July 31, 2005 to comply with the audit committee standards set out in Section 303A.06. In addition, we rely on Section 303A.00 of the NYSE Corporate Governance Rules which allows foreign private issuers to comply with their home country practice in corporate governance with respect to the audit committee standards set out in Section 303A.07.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See pages F-1 to F-60 following Item 19.

Item 19.	Exhibits

(a)	See pages F-1 to F-60 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number		Description
1.1	-	Amendment to the Articles of Association as approved by the shareholders at the general shareholders meeting on June 7, 2004 and pending approval by the State Economic and Trade Commission

4.1	-	Placement Agreement dated January 6, 2004 between Aluminum Corporation of China Limited and CLSA Limited relating to the placement of 549,976,000 H Shares

4.2	-	2003 Reserve Assessing the Bauxite Resources/Reserves of Aluminum Corporation of China Limited

6.1	-	Statement explaining how earnings per share information was calculated in this annual report

7.1	-	Statements explaining how certain ratios are calculated in this annual report

8.1	-	List of all subsidiaries of Chalco as of December 31, 2003

12.1	-	Section 302 chief executive officer’s certification

12.2	-	Section 302 chief financial officer’s certification

13.1	-	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	-	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

ALUMINUM CORPORATION OF CHINA LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003

Contents	Pages
Report of Independent Auditors	F-1

Combined Statement of Income for the year ended December 31, 2001 and Consolidated Statements of Income for the years ended December 31, 2002 and 2003	F-2

Consolidated Balance Sheet as of December 31, 2002 and 2003	F-3

Combined Statement of Cash Flows for the year ended December 31, 2001 and Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003	F-4

Combined Statement of Owner’s Equity for the year ended December 31, 2001, and Consolidated Statements of Owner’s Equity for the years ended December 31, 2002 and 2003	F-6

Notes to the Financial Statements	F-7

Report of Independent Auditors

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and 2003 and the related combined and consolidated statements of income, cash flows and owner’s equity, prepared based on the basis of preparation set out in Note 1(b) to the financial statements and the principal accounting policies set out in Note 2 to the financial statements which conform with accounting principles generally accepted in Hong Kong, present fairly, in all material respects, the consolidated financial position of Aluminum Corporation of China Limited (the “Company”) and its subsidiaries as of December 31, 2002 and 2003, and the combined results of their operations and their cash flows for the year ended December 31, 2001, and the consolidated results of their operations and their cash flows for each of the two years ended December 31, 2002 and 2003. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the combined net income for the year ended December 31, 2001, and the consolidated net income for each of the two years ended December 31, 2002 and 2003 and the determination of the consolidated owner’s equity as of December 31, 2002 and 2003, respectively, to the extent summarized in Note 34 to the financial statements.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, March 29, 2004

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(RMB and US$ amounts in thousands, except per share data)

		Combined		Consolidated
	Note	2001		2002		2003		2003
		RMB		RMB		RMB		US$
Sales of goods	3		15,987,913		16,792,766		23,245,858		2,808,590
Cost of goods sold			11,669,557		13,349,514		16,439,534		1,986,243

Gross profit			4,318,356		3,443,252		6,806,324		822,347
Other revenues	3		621,570		522,875		580,171		70,097
Expenses related to other revenues	4		587,722		459,777		512,220		61,887

Other revenues, net			33,848		63,098		67,951		8,210

Selling and distribution expenses	5		335,227		501,829		549,432		66,383
General and administrative expenses	6		1,051,104		733,803		1,047,461		126,555
Research and development expenses			144,048		131,941		173,359		20,945
Other (income) expenses, net	7		(136,320)		16,089		25,543		3,086

Operating income			2,958,145		2,122,688		5,078,480		613,588
Finance costs	11		549,410		490,614		451,411		54,540

Operating income after finance costs			2,408,735		1,632,074		4,627,069		559,048
Share of (loss) income of jointly controlled entities			(125)		(254)		1,193		144

Income before income taxes			2,408,610		1,631,820		4,628,262		559,192
Income taxes	12		756,820		183,393		918,862		111,018

Income after income taxes			1,651,790		1,448,427		3,709,400		448,174
Minority interests			63,713		46,822		157,370		19,014

Net income for the year			1,588,077		1,401,605		3,552,030		429,160

Income distribution to owner			4,722		N/A		N/A		N/A
Dividend	13		178,498		472,496		1,060,788		128,166

Basic and diluted net income per share	14	RMB	0.19	RMB	0.13	RMB	0.34	US$	0.04

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2002 AND 2003

(RMB and US$ amounts in thousands, except per share data)

	Note	2002	2003	2003
		RMB	RMB	US$
Assets
Current assets
Bank balances and cash:	15
Pledged bank balances		46,169	—	—
Cash and cash equivalents		2,296,085	2,596,440	313,705

Total bank balances and cash		2,342,254	2,596,440	313,705
Accounts receivable, net	16	1,915,848	787,891	95,194
Due from related parties	17	472,629	452,498	54,671
Inventories	18	3,256,736	4,125,818	498,486
Other current assets	19	570,508	675,919	81,665

Total current assets		8,557,975	8,638,566	1,043,721

Long-term investments	20	11,058	21,309	2,575
Interests in jointly controlled entities	21	17,695	21,330	2,577
Property, plant and equipment	22	22,563,565	25,554,197	3,087,486
Deferred tax assets	12	32,734	136,878	16,538
Intangible assets	23	736,937	706,015	85,302

Total assets		31,919,964	35,078,295	4,238,199

Liabilities and Equity
Current liabilities
Accounts payable	25	1,971,509	1,867,666	225,653
Due to related parties	26	761,069	387,864	46,862
Other payables and accruals	27	2,804,036	2,834,096	342,419
Current portion of long-term loans	28	1,053,984	815,845	98,571
Unsecured short-term loans		4,049,290	3,801,285	459,275
Taxation payable	12	369,022	564,642	68,221

Total current liabilities		11,008,910	10,271,398	1,241,002
Long-term loans	28	4,949,298	5,412,628	653,960

Total liabilities		15,958,208	15,684,026	1,894,962

Commitments and contingencies - Notes 29 and 30
Minority interests		437,809	651,928	78,767
Owner’s equity/issued capital and reserves	31	15,523,947	18,742,341	2,264,470

Total liabilities and equity		31,919,964	35,078,295	4,238,199

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(RMB and US$ amounts in thousands, except per share data)

		Combined	Consolidated
	Note	2001	2002	2003	2003
		RMB	RMB	RMB	US$
Cash flows from operating activities

Operating income after finance costs		2,408,735	1,632,074	4,627,069	559,048
Depreciation		1,797,225	1,981,537	2,043,983	246,956
Loss on disposal of fixed assets		34,922	7,270	160,823	19,431
Impairment loss on fixed assets		18,552	—	74,485	8,999
Amortization of intangible assets		17,079	44,119	48,464	5,855
Unrealized (gain) loss on short-term investments		(2,303)	786	2,979	360
Unrealized (gain) loss on futures contracts		—	(13,180)	10,244	1,238
Realized loss on futures contracts		—	—	54,970	6,642
Loss on disposal of long-term investments		574	—	—	—
Interest waived		(103,265)	—	(44,476)	(5,374)
Interest income		(42,767)	(42,069)	(26,204)	(3,166)
Interest expense		549,410	490,614	451,411	54,540
Dividend income		(19)	(30)	(351)	(42)

Operating income before working capital changes		4,678,143	4,101,121	7,403,397	894,487
(Increase) decrease in inventories		(501,823)	484,783	(819,477)	(99,010)
(Increase) decrease in accounts receivable and other receivables, including amounts due from related parties		(820,832)	783,735	1,069,109	129,171
Decrease in accounts payable and other payables, including amounts due to related parties		(307,424)	(1,470,077)	(223,159)	(26,962)

Cash generated from operations		3,048,064	3,899,562	7,429,870	897,686
Interest paid		(523,445)	(904,489)	(600,836)	(72,594)
PRC income taxes paid		(484,470)	(323,314)	(826,528)	(99,862)

Net cash inflow from operating activities		2,040,149	2,671,759	6,002,506	725,230

Investing activities

Purchase of fixed assets, excluding interest capitalized		(2,944,541)	(3,894,198)	(5,352,771)	(646,728)
Sale of fixed assets		70,845	29,296	50,038	6,046
Purchase of intangible assets		—	(19,840)	(17,542)	(2,119)
Purchase of a subsidiary	32(b)	(179,400)	—	—	—
Purchase of investments
- Held-to-maturity debt securities		(1,402)	(10,000)	—	—
- Short-term listed investments		(1,847)	(3,651)	(51,067)	(6,170)
Purchase of an unlisted equity investment		—	—	(10,000)	(1,208)
Investment in a jointly controlled entity		—	—	(3,300)	(399)
Sales of long-term unlisted equity investment		—	—	100	12
Loss on settlement of futures contracts		—	—	(41,790)	(5,049)
Sale of short-term listed investments		8,986	382	4,869	588
Interest received		42,767	42,069	26,204	3,166
Dividends received from a jointly controlled entity		264	—	—	—
Dividends received from long-term investments		19	30	—	—
Net decrease in bank deposits with initial term of over three months		471,742	75,100	—	—

Net cash outflow from investing activities		(2,532,567)	(3,780,812)	(5,395,259)	(651,861)

Net cash (outflow)inflow before financing		(492,418)	(1,109,053)	607,247	73,369

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(RMB and US$ amounts in thousands, except per share data)

		Combined	Consolidated
	Note	2001	2002	2003	2003
		RMB	RMB	RMB	US$
Financing activities	32(a)
Issue of shares		3,441,674	215,170	—	—
Share issue expenses		(343,075)	(10,415)	—	—
Purchases of minority interests - partial payments		(489)	—	—	—
New loans borrowed		4,127,096	6,764,405	5,631,789	680,439
Repayment of amounts borrowed		(3,319,483)	(7,721,284)	(5,654,603)	(683,195)

		807,613	(956,879)	(22,814)	(2,756)

(Increase)decrease in bank deposits pledged		(47,274)	101,002	46,169	5,578
Net distributions to owner		(750,362)	—	—	—
Income distributed to owner		(62,237)	—	—	—
Dividend paid by a subsidiary to minority shareholders		(79,993)	(39,493)	(23,851)	(2,882)
Contribution by Chinalco [1]		—	—	85,500	10,330
Capital injection by minority shareholders		—	600	80,600	9,738
Dividend paid		—	(178,498)	(472,496)	(57,087)

Net cash inflow(outflow) from financing		2,965,857	(868,513)	(306,892)	(37,079)

Increase(decrease) in cash and cash equivalents		2,473,439	(1,977,566)	300,355	36,289
Cash and cash equivalents at beginning of the year		1,800,212	4,273,651	2,296,085	277,416

Cash and cash equivalents at end of the year		4,273,651	2,296,085	2,596,440	313,705

Analysis of balances of cash and cash equivalents:
Bank balances and cash, not pledged		4,348,751	2,296,085	2,596,440	313,705
Less: Term deposits with initial term of over three months		(75,100)	—	—	—

		4,273,651	2,296,085	2,596,440	313,705

[1]	Aluminum Corporation of China (Chinese characters) (“Chinalco or the holding company”)

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

STATEMENTS OF OWNER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(RMB and US$ amounts in thousands, except per share data)

	(Capital deficiency)/ owner’s equity	Share capital Note 31(a)	Capital reserve Note 31(b)(i)	Statutory surplus reserve Note 31(b)(ii)	Statutory public welfare fund Note 31(b)(iii)	Retained earnings Note 31(b)(iv)	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Combined
As of January 1, 2001	5,026,099	—	—	—	—	—	5,026,099
Net income for the six months ended June 30, 2001	994,395	—	—	—	—	—	994,395
Income distribution	(4,722)	—	—	—	—	—	(4,722)
Contributions from, net of distributions to, owner	516,548	—	—	—	—	—	516,548

As of June 30, 2001	6,532,320	—	—	—	—	—	6,532,320
Effect of Reorganization
- distribution of Excluded Businesses and Excluded Cash	(255,648)	—	—	—	—	—	(255,648)
- adjustment to reflect the net assets transferred from Chinalco to the Company at appraised fair value	4,127,132	—	—	—	—	—	4,127,132
- capitalization upon establishment of the Company	(10,403,804)	8,000,000	2,403,804	—	—	—	—
Issue of new shares at a premium	—	2,352,942	1,088,732	—	—	—	3,441,674
Share issue expenses	—	—	(343,075)	—	—	—	(343,075)
Net income for the period from effective date of Reorganization to December 31, 2001	—	—	—	—	—	593,682	593,682
Transfer to
- capital reserve	—	—	103,000	—	—	(103,000)	—
- statutory surplus reserve	—	—	—	50,646	—	(50,646)	—
- statutory public welfare fund	—	—	—	—	47,836	(47,836)	—

Consolidated
As of December 31, 2001	—	10,352,942	3,252,461	50,646	47,836	392,200	14,096,085
Issue of new shares at a premium	—	146,958	68,212	—	—	—	215,170
Share issue expenses	—	—	(10,415)	—	—	—	(10,415)
Net income for the year	—	—	—		—	1,401,605	1,401,605
Transfer to
- statutory surplus reserve	—	—	—	147,840	—	(147,840)	—
- statutory public welfare fund	—	—	—	—	142,633	(142,633)	—
Dividend paid (Note 13)	—	—	—	—	—	(178,498)	(178,498)

As of December 31, 2002	—	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
Net income for the year	—	—	—	—	—	3,552,030	3,552,030
Transfer to

- capital reserve	—	—	44,476	—	—	(44,476)	—
- statutory surplus reserve	—	—	—	394,196	—	(394,196)	—
- statutory public welfare fund	—	—	—	—	372,548	(372,548)	—
Dividend paid (Note 13)	—	—	—	—	—	(472,496)	(472,496)
Other reserve	—	—	138,860	—	—	—	138,860

As of December 31, 2003	—	10,499,900	3,493,594	592,682	563,017	3,593,148	18,742,341

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

1	Reorganization and basis of preparation

(a)	Reorganization

Aluminum Corporation of China Limited (Chinese characters) (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) on September 10, 2001 as a joint stock company with limited liability as a result of a group reorganization of Chinalco effective as of July 1, 2001 (the “Reorganization”) in preparation for a listing of the Company’s H shares and ADSs on the Main Board of The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc, respectively.

Pursuant to the Reorganization, shares were issued by the Company to the promoters in exchange for the transfer of various assets, liabilities and interests related to alumina and primary aluminum businesses including (i) the mining and refining of bauxite into alumina, (ii) the smelting of alumina into primary aluminum, (iii) the research institute and (iv) the marketing, distribution, and sale of alumina and primary aluminum (collectively the “Core Units”) to the Company, with the exception of one bauxite mine, two limestone quarries and one carbon plant (collectively the “Excluded Businesses”) and certain bank balances (the “Excluded Cash”) which were retained by Chinalco. Included in the assets transferred as referred to above are assets jointly owned with Guizhou Provincial Materials Development and Investment Corporation (Chinese characters) (“Guizhou Development”) for the production of primary aluminum for sale in Guizhou province. Ownership of those jointly owned assets was based on the amount of capital contributed and the Group had control over the operations of the jointly owned assets.

(b)	Basis of preparation

The combined statements of income, cash flows and owner’s equity for the year ended December 31, 2001 together with the notes thereto and the consolidated financial statements (comprising the consolidated balance sheets as of December 31, 2002 and 2003 and the consolidated statements of income, cash flows and owner’s equity for the year ended December 31, 2002 and 2003 together with the notes thereto)(collectively referred to as the “financial statements”) have been prepared under the historical cost convention as modified by the valuation of short-term investments.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

1	Reorganization and basis of preparation (continued)

(b)	Basis of preparation (continued)

The Group comprises the Company together with its subsidiaries. In respect of the period before the Reorganization, the Group comprises the Company together with such subsidiaries, the Excluded Businesses and the Excluded Cash as if they were either the Company’s subsidiaries or part of the Company at that time as described in the following:

(i)	Combination

The combined statements of income, cash flows and owner’s equity, including the notes thereto, for the year ended December 31, 2001 represent a combination of (1) the combined results of the Group from January 1, 2001 to June 30, 2001 prepared on the basis as if the Group had been in existence throughout the period from January 1, 2001 to June 30, 2001 (the “Period”) and include the results of the Excluded Businesses and the Excluded Cash were part of the Group during the Period due to their closely associated relationship with the Core Units, and (2) the consolidated results of the Group from July 1, 2001, the effective date of Reorganization, to December 31, 2001 prepared after taking account of the effect of the Reorganization. The combined statement of cash flows for the year ended December 31, 2001 is prepared based on the combined balance sheet as of December 31, 2000 and consolidated balance sheet as of December 31, 2001.

In the opinion of the directors, the resulting presentation of the financial statements together with the notes thereto gives a meaningful view of the results and the financial positions of the Group as a whole.

(ii)	Consolidation

The consolidated balance sheet as of December 31, 2002 and 2003 and the consolidated results, cash flows and changes in owner’s equity for each of the two years ended December 31, 2002 and 2003 together with the notes thereto are accounted for using the acquisition accounting method having given the effect to the Reorganization and its incorporation. In connection with the Reorganization, the net assets related to the Core Units acquired from Chinalco by the Company by the issuance of shares by the Company have been recognized at appraised fair value.

The financial statements have been prepared on the bases set out above and the principal accounting policies set out in Note 2 which conform with accounting principles generally accepted in Hong Kong (“HK GAAP”). This basis of accounting differs in various material respects from the accounting principles generally accepted in the United States of America (“U.S. GAAP”) (see Note 34).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

1	Reorganization and basis of preparation (continued)

(b)	Basis of preparation (continued)

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective years. Actual results could differ from these estimates.

The financial statements are expressed in renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into United States Dollars (“US$”) at the noon buying rate in New York City on December 31, 2003 for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2767. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2003, or at any other date.

2	Principal accounting policies

In the preparation of the consolidated financial statements in the current year, the Group adopted Statement of Standard Accounting Practice (“SSAP”) 35 “Government Grants and Disclosure of Government Assistance” and SSAP 12 (revised) “Income Taxes” issued by the HKSA which are effective for accounting periods commencing on or after July 1, 2002 and January 1, 2003, respectively. The adoption of SSAP 35 has no significant effect on the Group’s prior year financial statements. The changes to the Group’s accounting policies upon the adoption of SSAP 12 (revised) are set out in the note 2(n).

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

The following table lists the Company’s principal subsidiaries. These subsidiaries are incorporated or established in the PRC under their Chinese names and the Company’s ownership is based on these Chinese names. The English names set forth below represent translations by management from the official Chinese names, solely for the convenience of reference.

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal activities
Shandong Aluminum Industry Co., Ltd. (Chinese characters)	PRC	Joint stock company with limited liability listed on the Shanghai Stock Exchange	560,000,000 A shares of RMB1 each	71.4%	Production and distribution of alumina and primary aluminum

Shandong Hengcheng Machinery Works (Chinese characters)	PRC	*(Note)	Paid up capital of RMB14,087	100%	Production of mechanical equipment

Shanxi Longmen Aluminum Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB40,000	55%	Production and distribution of primary aluminum

Zibo Shengye Science Industrial Trading Co, Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB2,134	100% (of which 43% is held indirectly)	Production, installation and repair of testers

The Design Institute of Shandong Aluminum Corporation (Chinese characters)	PRC	*(Note)	Paid up capital of RMB3,003	100%	Design of production process and provision of technical consulting services

Zibo Wancheng Industrial Trading Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB13,870	100%	Provision of repair and maintenance services for electrical plant and machinery

Zhengzhou Hicer Hitech Ceramics Co., Ltd. (Chinese characters)	PRC	Company with limited liability	Paid up capital of RMB5,000	80%	Production and distribution of ceramic products

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

2	Principal accounting policies (continued)

(a)	Subsidiaries (continued)

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity Interest held	Principal activities
Zibo Kaipeng Hi-tech and Industrial Trading Co., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB922	100% (of which 32.5% is held indirectly)	Design of production automated systems

Hejing Hedong Carbon Plant (Chinese Characters)	PRC	**(Note)	Paid up capital of RMB1,750	72.6%	Production and distribution of electrode

China Aluminum International Trading Co., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB100,000	100%	Import and export activities

Shandong Aluminum Electronic Technology Co., Ltd (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB20,000	75%	Manufacture and distribution of electronic products

Research & Design Institute Great Wall Aluminum Corporation (Chinese Characters)	PRC	*(Note)	Paid up capital of RMB2,000	100%	Design of production process and provision of technical consulting services

Shanxi Huazhe Aluminum and Electricity Co., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB200,000	60%	Production and distribution of primary aluminum products, and the generation of electricity

China Aluminum Qinghai International Trading Corp., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB6,000	90% (held indirectly)	Import and export activities

Chalco Foshan Trading Co., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB10,000	99% (held indirectly)	Trading of alumina and primary aluminum products

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

2	Principal accounting policies (continued)

(a)	Subsidiaries (continued)

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity Interest held	Principal activities
Chalco Chongqing Trading Co., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB3,000	99.5% (held indirectly)	Trading of alumina and primary aluminum products

China Aluminum International Shipping and Forwarding (Beijing) Corp., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB6,000	98% (held indirectly)	Transportation services

Chalco Kelin Aluminum of Shanghai Co., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB3,000	99% (held indirectly)	Trading of alumina and primary aluminum products

Chalco Western Qinghai Int’l Trading Co., Ltd. (Chinese Characters)	PRC	Company with limited liability	Paid up capital of RMB6,000	90% (held indirectly)	Import and export activities

Note:

As of December 31, 2003, the legal status of these subsidiaries were either “state-owned enterprise (marked with *)” or “collectively-owned enterprise (marked with **)”, respectively. The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group’s financial statements as the Directors are of the view that these enterprises meet the criteria of being a subsidiary.

(b)	Joint ventures

Joint ventures comprise jointly controlled entities as well as jointly owned assets.

(i)	Jointly controlled entities

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and more of the participating parties have unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the jointly controlled entities.

(ii)	Jointly owned assets

Jointly owned assets are those assets jointly owned by the Group and other third parties for the purpose of undertaking economic activities in which each party is entitled to its respective share of the output. The combined statement of income includes the Group’s share of the income and expenses arising from jointly controlled assets for the period up to the date of the Reorganization when the interests of such other third parties in the jointly owned assets were acquired by the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

2	Principal accounting policies (continued)

(c)	Property, plant and equipment

(i)	Tangible fixed assets are stated at cost to the Group less accumulated depreciation and accumulated impairment losses.

Tangible fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses to their estimated residual value over their estimated useful lives on a straight-line basis. The estimated useful lives of the respective categories of fixed assets are as follows:

Buildings	15 to 40 years
Plant and machinery	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

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

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost to the Group. Cost comprises direct costs of construction as well as finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

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

Inventories comprise stocks and work in progress and are stated at the lower of cost to the Group and net realizable value. Cost, calculated on the weighted average method, comprises materials, direct labor and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i)	Accounts and other receivables

Provision is made against accounts and other receivables to the extent that they are considered to be doubtful. Accounts and other receivables in the balance sheet are stated net of such provision.

(j)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks, time deposits with an initial term of within three months and bank overdrafts.

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

Income taxation charged to the results comprise current and deferred tax. Current income tax is calculated based on the taxable income at the prevailing applicable rates of taxation for the year that is chargeable to tax.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 (revised) has no significant effect on the Group’s current and prior year financial statements.

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

Under the PRC law, the Group is required to remeditate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Group’s remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007 and the Group has established a liability sufficient to meet its remediation obligations. The expenditures necessary to complete remediation efforts are not expected to be material to cash flows or results of operations in any period.

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

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

3	Revenues and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized are as follows:

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Sales of goods, net of value-added tax	15,987,913	16,792,766	23,245,858	2,808,590

Other revenues
Sale of scrap and other materials	292,621	194,961	210,128	25,388
Supply of electricity, heat, gas and water (Note 33(b))	144,664	163,759	266,808	32,236
Rendering of services	141,499	122,056	76,680	9,265
Interest income	42,767	42,069	26,204	3,166
Income from investment securities	19	30	351	42

Total other revenues	621,570	522,875	580,171	70,097

Total revenues	16,609,483	17,315,641	23,826,029	2,878,687

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

•	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

•	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminium business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

For the period to June 30, 2001, sales between segments in the same plant were made at cost whereas sales between plants were made at prices approximate market prices. Effective July 1, 2001, all inter-segment and inter-plant sales are made at prices approximate to market prices.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

3	Revenues and segment information (continued)

Primary reporting format - business segments (continued)

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Segment results
Sales of goods
Alumina
External sales	7,056,682	7,458,951	12,327,527	1,489,425
Inter-segment sales	2,124,637	2,320,642	3,131,674	378,372

	9,181,319	9,779,593	15,459,201	1,867,797
Primary aluminum
External sales	8,888,064	9,268,120	10,845,603	1,310,378
Corporate and other services
External sales (i)	43,167	65,695	72,728	8,787
Inter-segment elimination	(2,124,637)	(2,320,642)	(3,131,674)	(378,372)

Total sales of goods	15,987,913	16,792,766	23,245,858	2,808,590

Cost of goods sold
Alumina	6,249,928	7,685,072	9,591,954	1,158,910
Primary aluminum	7,479,896	7,902,487	9,883,991	1,194,195
Corporate and other services	39,981	51,667	64,982	7,851
Inter-segment elimination	(2,100,248)	(2,289,712)	(3,101,393)	(374,713)

Total cost of goods sold	11,669,557	13,349,514	16,439,534	1,986,243

Gross profit
Alumina	2,931,391	2,094,521	5,867,247	708,887
Primary aluminum	1,408,168	1,365,633	961,612	116,183
Corporate and other services	3,186	14,028	7,746	936
Inter-segment elimination	(24,389)	(30,930)	(30,281)	(3,659)

Total gross profit	4,318,356	3,443,252	6,806,324	822,347

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

3	Revenues and segment information (continued)

Primary reporting format - business segments (continued)

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Segment results (continued)
Other costs, net of other revenues and other income
Alumina	809,967	714,899	757,709	91,547
Primary aluminum	190,729	221,975	516,375	62,389
Corporate and other services	28,866	71,961	86,083	10,400
Unallocated	330,649	311,729	367,677	44,423

Total other costs, net of other revenues and other income	1,360,211	1,320,564	1,727,844	208,759

Segment operating income (loss)
Alumina	2,121,424	1,379,622	5,109,538	617,340
Primary aluminum	1,217,439	1,143,658	445,237	53,794
Corporate and other services	(25,680)	(57,933)	(78,337)	(9,465)
Unallocated	(330,649)	(311,729)	(367,677)	(44,423)
Inter-segment elimination	(24,389)	(30,930)	(30,281)	(3,658)

Total operating income	2,958,145	2,122,688	5,078,480	613,588
Finance costs	549,410	490,614	451,411	54,540

Operating income after finance costs	2,408,735	1,632,074	4,627,069	559,048
Share of (loss) income of jointly controlled entities	(125)	(254)	1,193	144

Income before income taxes	2,408,610	1,631,820	4,628,262	559,192
Income taxes	756,820	183,393	918,862	111,018

Income after income taxes	1,651,790	1,448,427	3,709,400	448,174
Minority interests	63,713	46,822	157,370	19,014

Net income for the year	1,588,077	1,401,605	3,552,030	429,160

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

3	Revenues and segment information (continued)

Primary reporting format - business segments (continued)

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Capital expenditure
Alumina	2,457,123	3,192,788	3,831,590	462,937
Primary aluminum	640,110	700,572	1,471,539	177,793
Corporate and other services	27,638	49,304	47,259	5,710
Unallocated	177,657	29,930	33,030	3,990

Total capital expenditure	3,302,528	3,972,594	5,383,418	650,430

Depreciation and amortization charged to the statement of income
Alumina	1,131,750	1,301,487	1,316,722	159,088
Primary aluminum	603,704	702,149	716,611	86,582
Corporate and other services	1,969	4,768	29,890	3,611
Unallocated	76,881	17,252	29,224	3,531

Total depreciation and amortization charged to the statement of income	1,814,304	2,025,656	2,092,447	252,812

Impairment losses charged to the statement of income
Alumina	16,907	—	33,116	4,001
Primary aluminium	—	—	41,369	4,998
Corporate and other services	1,645	—	—	—

Total impairment losses charged to the statement of income	18,552	—	74,485	8,999

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

3	Revenues and segment information (continued)

Primary reporting format - business segments (continued)

	As of December 31,
	2002	2003
	RMB	RMB
Segment assets
Alumina	19,777,345	21,824,989
Primary aluminum	9,320,057	9,795,912
Corporate and other services	2,074,000	1,979,357
Unallocated (ii)	1,469,237	2,049,685

	32,640,639	35,649,943
Inter-segment elimination	(720,675)	(571,648)

Total assets	31,919,964	35,078,295

Segment liabilities
Alumina	7,323,135	8,280,529
Primary aluminum	2,079,414	2,314,226
Corporate and other services	1,438,618	2,351,653
Unallocated (iii)	5,272,396	3,309,266

	16,113,563	16,255,674
Inter-segment elimination	(155,355)	(571,648)

Total liabilities	15,958,208	15,684,026

(i)	Sales of corporate and other services mainly represent the sales of alumina by Zhengzhou Research Institute.
(ii)	Unallocated assets, which represent assets not dedicated to a particular segment, consist primarily of bank balances and cash, investments, deferred tax assets, other receivables and fixed assets.
(iii)	Unallocated liabilities, which represent liabilities not dedicated to a particular segment, consist primarily of short-term and long-term loans, taxation payable and other liabilities.

Secondary reporting format - geographical segments

All operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

4	Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water (Note 33(b)).

5	Selling and distribution expenses

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Packaging expenses	49,626	137,972	157,173
Salaries and welfare expenses	9,354	27,336	28,543
Transportation and loading	230,083	268,518	271,398
Sales commission and other handling fee	—	12,075	13,762
Miscellaneous port expenses	—	4,535	39,315
Others	46,164	51,393	39,241

	335,227	501,829	549,432

6	General and administrative expenses

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Auditors’ remuneration	17,890	17,350	16,839
Depreciation	85,367	73,166	71,016
Loss on disposal of fixed assets - non production facilities	34,922	7,270	24,095
Provision (write-back of provision) for doubtful debts and bad debts written off, net	54,216	(97,050)	7,231
Insurance	43,137	23,124	23,657
Repairs and maintenance	39,493	24,463	23,189
Salaries and welfare expenses	262,307	226,680	362,887
Taxes other than income taxes (Note (a))	177,990	178,169	233,213
Travelling and entertainment	41,701	41,047	50,846
Utilities and office supplies	53,193	53,836	41,524
Amortization of goodwill (Note 23)	12,324	24,648	24,648
Operating leases in respect of land and buildings	—	13,418	18,967
Others	228,564	147,682	149,349

	1,051,104	733,803	1,047,461

(a)	Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax payable.
(b)	In 2003, the Group reviewed the classification of expenses to more properly reflect certain costs incurred associated with assets that are used in the normal production process. As a result, the Group now classifies the costs associated with amortization of mining rights, impairment of fixed assets and write down of obsolete inventories as cost of goods sold; these costs were previously included in general and administrative expenses. Included in the general and administrative expenses for the year ended December 31, 2001 and 2002 were amortization charge of mining rights of RMB4,755 and RMB19,471, respectively, and impairment loss on fixed assets of RMB18,552 and Nil, respectively, and write-back of provision for obsolete inventories of Nil and RMB26,318, respectively, have now been reclassified as part of the Group’s cost of goods sold. The reclassification of expenses mentioned above has no impact on the reported net income for each of the three years ended 2001, 2002 and 2003.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

7	Other (income) expenses, net

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Other income
Government subsidies	(22,263)	(990)	(6,492)
Interest waived (Note (a))	(103,265)	—	(44,476)
Net exchange gain	(9,913)	—	—
Unrealized gain on short-term investments	(1,803)	—	—
Unrealized gain on future contracts	(500)	(13,180)	—

	(137,744)	(14,170)	(50,968)

Other expenses
Penalties, fines and compensations	1,424	1,197	84
Net exchange loss (Note (b))	—	28,276	8,234
Unrealized loss on short-term investments	—	786	2,979
Unrealized loss on future contracts	—	—	10,244
Realized loss on future contracts	—	—	54,970

	1,424	30,259	76,511

Other (income) expenses, net	(136,320)	16,089	25,543

(a)	The gain recorded in 2001 was mainly related to an arrangement made in 2000 between Shanxi Aluminum Plant (now a branch of the Company pursuant to the Reorganization) and the State Development Bank of China for full settlement of the outstanding interest payable of RMB513,265 by the payment of a lump sum of RMB410,000. The gain was deferred and not recognized in 2000 due to the presence of a condition at that time that the State Development Bank of China reserved the right to withdraw this interest waiver should there be any future occurrence of overdue loan principal and interest payable. The gain was recognized in 2001 given that the right to withdraw no longer applied following the replacement of the loan agreement by a new agreement entered into between the Company and the State Development Bank of China at the end of 2001.

The gain recorded in 2003 was related to an interest waiver arrangement made between the Company and China Construction Bank for full settlement of the outstanding loans and related interest payable totalling RMB99,480 by the payment by the Company of a lump sum of RMB55,000 during the year.

(b)	The net exchange loss for the year ended December 31, 2003 was mainly related to foreign currency borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

8	Directors’, Supervisors’ and senior management’s remuneration

(a)	Directors’ and Supervisors’ remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during each of the three years ended December 31, 2003 are as follows:

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Fees	72	817	877
Basic salaries, housing allowances, other allowances and benefits in kind	4,019	2,381	2,356
Discretionary bonus	—	—	2,200
Contributions to the retirement scheme	37	46	67

	4,128	3,244	5,500

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of Directors and Supervisors
	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
Nil - RMB1,000	9	12	11
RMB1,000 - RMB2,000	1	—	1

Directors’ fees disclosed above of RMB292 and RMB265 were in respect of amounts payable to the two independent non-executive Directors for the years ended December 31, 2002 and 2003, respectively. The remuneration for the periods prior to the incorporation of the Company (as included in the combined statement of income for the year ended December 31, 2001) represents historical amounts paid to the directors who were the management staff of the Group during those periods.

No Directors or Supervisors of the Company waived any remuneration during each of the three years.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

8	Directors’, Supervisors and senior management’s remuneration (continued)

(b)	Five highest paid individuals

The five individuals whose remuneration amounts were the highest in the Group were as follows:

	Number of individuals
	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
Directors and Supervisors	5	3	3
Senior management	—	2	2

Details of remuneration of senior management amongst the five highest paid individuals are as follows:

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Basic salaries, housing allowances, other allowances and benefits in kind	—	782	782
Discretionary bonus	—	—	544
Contributions to the retirement scheme	—	18	25

	—	800	1,351

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

9	Staff costs

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Wages and salaries	1,608,645	1,531,308	1,993,282
Housing subsidies	125,126	121,984	138,433
Contributions to the retirement schemes (Note (a))	166,969	275,329	315,221
Discretionary bonus	—	—	12,000
Welfare and other expenses	445,278	285,688	441,022

	2,346,018	2,214,309	2,899,958

(a)	The employees of the Group participate in various retirement benefit plans organized by the relevant municipal and provincial governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees’ basic salary for the respective years. The Group’s contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of the scheme, which is operated by the respective governments are held separately from the Company and its subsidiaries.

Staff costs include remuneration paid to Directors, Supervisors and senior management as set out in Note 8.

10	Expenses charged (written back) to the statement of income

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Depreciation	1,797,225	1,981,537	2,043,983
Operating lease rentals in respect of land and buildings	71,559	116,428	154,363
Loss on disposal of fixed assets (Note (a))	34,922	7,270	160,823
Amortization of mining rights (Note 23)	4,755	19,471	23,816
Write-back of provision for obsolete inventories	—	(28,318)	(15,223)

(a)	Loss on disposal of fixed assets for the year ended December 31, 2003 includes loss on the dismantling of certain aged production equipment to carry out technology renovation to the production line and equipment of the Company’s Guizhou branch and loss on disposal of other non-production facilities.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

11	Finance costs

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Interest on bank loans	546,193	553,392	509,598
Interest on other loans
Wholly repayable within five years	24,688	15,557	9,818
Not wholly repayable within five years	20,800	61	—

Total finance costs incurred	591,681	569,010	519,416
Less: amount capitalized in construction in progress	(42,271)	(78,396)	(68,005)

	549,410	490,614	451,411

Interest rates per annum at which finance costs were capitalized	6.0% to 7.0%	6.0% to 6.2%	4.9% to 5.6%

12	Taxation

(a)	The amount of taxation charged to the statement of income represents:

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Current taxation:
PRC income tax	799,409	343,980	1,075,255
Over provision in prior years (Note (d))	—	(171,568)	(53,107)
Deferred tax	(43,715)	10,981	(104,144)

	755,694	183,393	918,004
Share of income tax attributable to jointly controlled entities	1,126	—	858

	756,820	183,393	918,862

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

12	Taxation (continued)

(b)	The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective years, except for those related to the following operations in the Group:

(i)	Pursuant to “Guo Ban Fa 2001 No. 73” dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches and a subsidiary of the Company located in the western region of China (namely Guangzi branch, Qinghai branch, Guizhou branch and China Aluminum Qinghai International Trading Corp., Ltd (Chinese characters)), were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as these branches and the subsidiary continue to engage in qualified operations in their respective regions. Accordingly, the over provision for taxation payable in relation to the three branches for year 2001 were written back during the year ended December 31, 2002.

(ii)	A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a “high-tech” enterprise in its province for tax purposes.

(c)	The tax on the Group’s net income before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year ended December 31,
	Combined	Consolidated
	2001	2002	2003
	RMB	RMB	RMB
Income before income tax	2,408,610	1,631,820	4,628,262

Tax calculated at a tax rate of 33%	794,841	538,501	1,527,327
Deferred tax benefit arising from tax losses not recognized	87,500	2,951	2,704
Income not subject to tax	(204,953)	(86,124)	(60,094)
Expenses not deductible for tax purposes	201,584	71,303	47,594
Utilization of prior year unrecognized tax losses (Note (b)(i))	(78,227)	—	(142,288)
Differential tax rate on the income of certain branches and a subsidiary	(43,925)	(171,670)	(339,728)
Tax credit for capital expenditure (Note (b)(ii))	—	—	(63,546)
Over provision in prior year	—	(171,568)	(53,107)

Tax charge	756,820	183,393	918,862

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

12	Taxation (continued)

(c)	(continued)

(i)	Prior to the Reorganization, the Core Units now comprising the Group were separated independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous years which were not recognized as deferred tax assets in prior years’ financial statements as the Company was then awaiting the final agreement by the relevant tax authorities regarding the use of such tax losses.

In March 2004, approval was given to the Company by the State Tax Bureau of the PRC (the “STB”) in Beijing in respect of the utilization of tax losses of the Core Units as tax deductible expenses. As a result, such losses were utilized by the Company when the 2003 PRC income tax filing was made. The resulting deferred tax benefit arising from these tax losses of approximately RMB142,000 has been recognized in the financial statements.

(ii)	This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market.

(iii)	The Company was incorporated on September 10, 2001 as a result of the Reorganization. Since it took time for the Core Units of the Company to complete their registrations with the relevant local State Administration of Industry and Commerce as branches of the Company and with the local tax bureaux for tax filing purposes, combined tax returns combining the results of Chinalco and Core Units were still filed by Chinalco for the year ended December 31, 2001. The aggregate amount of tax computed and paid for by Chinalco based on the combined tax filing for that year was less than the tax provision in the Company’s financial statements, which was based on the profits of the Core Units now comprising the Company for the whole year ended December 31, 2001 at the applicable tax rates by approximately RMB328,000 (the “tax difference”).

In February 2004, a notice (“Guo Shui Han 2004 No. 261”) was issued by the STB clarifying the tax matters in relation to the Reorganization. Pursuant to the notice, where the income tax of the Core Units for the year ended December 31, 2001 is paid for by Chinalco, the tax provision based on the profits of the Core Units that are in excess of the actual tax amount paid by Chinalco based on the combined tax filing of Chinalco should be the entitlement of Chinalco. Accordingly, the tax difference will be accounted for by the Company in accordance with the provision of the notice.

(d)	Over provision for taxation payable as shown in the year ended December 31, 2002 represents the effect of reduced tax rate on taxation payable as referred to in (b)(i) above.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

12	Taxation (continued)

(e)	Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

The movements in the deferred tax balances are as follows:

	Provision for receivable and inventories			Impairment of fixed assets			Accrued payroll			Others			Total
	Combined	Consolidated		Combined	Consolidated		Combined	Consolidated		Combined	Consolidated		Combined	Consolidated
	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1,	—	33,594	29,258	—	—	—	—	—	—	—	10,121	3,476	—	43,715	32,734
Transfer from (to) profit and loss account	33,594	(4,336)	4,503	—	—	37,060	—	—	61,775	10,121	(6,645)	806	43,715	(10,981)	104,144

As of December 31,	33,594	29,258	33,761	—	—	37,060	—	—	61,775	10,121	3,476	4,282	43,715	32,734	136,878

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

13	Dividend

	Year ended December 31,
	2002	2003
	RMB	RMB
Final, proposed, of RMB0.096 per share on 11,049,876,153 total outstanding shares of March 29, 2004 (Year ended December 31, 2002: RMB0.045 per share on 10,499,900,153 shares) (Note 31(a))	472,496	1,060,788

The proposed final dividend for each of the years ended December 31, 2002 and 2003 was declared at meetings held on April 14, 2003 and March 29, 2004, respectively. The proposed dividend for a particular year is not reflected as a dividend payable in the financial statements of the same year, but will be reflected as an appropriation of retained earnings in the coming year.

14	Net income per share

The calculation of net income per share for the year ended December 31, 2001 is based on the Group's combined net income of RMB1,588,077 and the weighted average number of 8,122,481,912 shares in issue during the period since the legal formation of the Company.

The calculation of net income per share for the year ended December 31, 2002 is based on the Group's consolidated net income of RMB1,401,605 and the weighted average number of 10,495,862,841 shares in issue during the year.

The calculation of net income per share for the year ended December 31, 2003 is based on the Group's consolidated net income of RMB3,552,030 and the outstanding number of 10,499,900,153 shares in issue during the year.

The calculation of net income per share for the year ended December 31, 2003 is based on the Group’s consolidated net income of RMB3,552,030 and the outstanding number of 10,499,900,153 shares in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted net income per share.

15	Bank balances and cash

Details of bank balances pledged are as follows:

	Assets pledged		Related liabilities
	Nature	Amount	Nature	Amount
		RMB		RMB
As of December 31, 2002	Bank balances	42,924	Bills payable	91,524
	Bank balances	3,245	Letter of credit	3,245

As of December 31, 2003, the Group had no pledged bank balances.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

16	Accounts receivable, net

	As of December 31,
	2002	2003
	RMB	RMB

Trade receivables (Note (a))	847,792	384,992
Bills receivables (Note (b))	1,068,056	402,899

	1,915,848	787,891

(a)	Trade receivables

	As of December 31,
	2002	2003
	RMB	RMB

Gross trade receivables	1,174,559	721,943
Less: provision for doubtful accounts	(326,767)	(336,951)

	847,792	384,992

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group’s sales were on advance payment or documents against payment. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

Aging analysis of trade receivables, net of provision made, were as follows:

	As of December 31,
	2002	2003
	RMB	RMB

Within 1 month	284,834	163,065
Between 2 and 6 months	269,880	111,614
Between 7 and 12 months	115,900	27,764
Between 1 and 2 years	165,022	53,895
Between 2 and 3 years	12,156	28,654

	847,792	384,992

(b)	Bills receivable are bills of exchange with maturity dates of within six months.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

17	Due from related parties

The amounts due from related parties can be analyzed as follows:

	Trade
	As of December 31,
	2002	2003
	RMB	RMB

Fellow subsidiaries	32,939	71,108
Jointly controlled entities	—	13
Other related parties	120,439	71,490

	153,378	142,611

	Other
	As of December 31,
	2002	2003
	RMB	RMB

Holding company	—	3,539
Fellow subsidiaries	301,791	289,528
Jointly controlled entity	16,267	15,990
Other related parties	1,193	830

	319,251	309,887

	Total
	As of December 31,
	2002	2003
	RMB	RMB

Holding company	—	3,539
Fellow subsidiaries	334,730	360,636
Jointly controlled entity	16,267	16,003
Other related parties	121,632	72,320

	472,629	452,498

Aging analysis of amounts due from related parties, which are trading in nature, were as follows:

	As of December 31,
	2002	2003
	RMB	RMB

Within 1 month	10,476	12,080
Between 2 and 6 months	12,277	6,946
Between 7 and 12 months	7,966	48,058
Between 1 and 2 years	122,659	5,778
Between 2 and 3 years	—	69,749

	153,378	142,611

Other receivables from the fellow subsidiaries, the jointly controlled entity and other related parties are unsecured, non-interest bearing and are repayable on demand.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

18	Inventories

	As of December 31,
	2002	2003
	RMB	RMB

Raw materials	878,784	1,080,058
Work in progress	1,284,858	1,492,592
Finished goods	532,706	1,031,064
Production supplies	560,388	522,104

	3,256,736	4,125,818

As of December 31, 2002 and 2003, inventories of the Group with cost of RMB269,645 and RMB368,941, respectively, were stated at the net realizable value of approximately RMB245,707 and RMB335,024, respectively.

19	Other current assets

	As of December 31,
	2002	2003
	RMB	RMB

Purchase deposits to suppliers	269,474	301,845
Other deposits and prepayments	161,554	158,943
Value-added tax recoverable	9,877	7,072
Short-term listed investments, at fair value (Note (a))	4,859	50,080
Other receivables (Note (b))	124,744	157,979

	570,508	675,919

(a)	As of December 31, 2003, short-term listed investments primarily represented PRC treasury bonds held at fair value.
(b)	As of December 31, 2002 and 2003, the balances of the Group were stated net of provision for doubtful receivables of RMB148,542 and RMB169,646, respectively.

20	Long-term investments

	As of December 31,
	2002	2003
	RMB	RMB

Unlisted equity securities, at cost (Note)	900	10,800
Unlisted held-to-maturity debt securities, at cost	10,158	10,509

	11,058	21,309

Note:	The investments in unlisted equity as of December 31, 2003 primarily represent 5% equity investment in a newly set up subsidiary of Chinalco, Chalco International Engineering Co., Ltd. (Chinese Characters), of RMB10,000.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

21	Interests in jointly controlled entities

	As of December 31,
	2002	2003
	RMB	RMB

Share of net assets	17,695	21,330

The Group has a 50% interest in ownership, voting power and income sharing in Shanxi JinXin Aluminum Co., Ltd (Chinese Characters), a joint venture incorporated and operated in the PRC which is engaged in the production and distribution of primary aluminum. The joint venture, which has paid up capital of RMB20,000 and formed with an unrelated party, was established on April 8, 1996 for a period of 15 years.

The Company has a 33% interest in ownership, voting power and income sharing in Guangxi Guixi Huayin Aluminum Co. Ltd. (Chinese Characters), a joint venture incorporated and operated in the PRC which is engaged in the production and distribution of alumina. The joint venture, which has paid up capital of RMB10,000 formed with Guangxi Investment (Group) Co., Ltd. (Chinese Characters)2, one of the promoters of the Company, and an unrelated party, was established on February 18, 2003.

[2]	Formerly known as Guangxi Development and Investment Co., Ltd. (Chinese Characters)

22	Property, plant and equipment

	Construction in progress	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost

As of January 1, 2002	3,244,608	10,483,523	19,157,200	686,433	184,894	33,756,658

Additions	3,743,909	35,881	94,256	84,800	13,748	3,972,594

Transfers	(3,443,433)	1,047,465	2,343,960	89,469	(37,461)	—

Disposals	—	(11,148)	(60,646)	(21,901)	(19,558)	(113,253)

As of December 31, 2002	3,545,084	11,555,721	21,534,770	838,801	141,623	37,615,999

Accumulated depreciation and impairment

As of January 1, 2002	11,406	3,395,064	9,317,534	403,159	71,344	13,198,507

Charge for the year	—	435,361	1,365,764	88,111	33,686	1,922,922

Transfers	(11,406)	3,019	19,940	19,164	(30,717)	—

Disposals	—	(2,500)	(44,319)	(15,548)	(6,628)	(68,995)

As of December 31, 2002	—	3,830,944	10,658,919	494,886	67,685	15,052,434

Net book value

As of December 31, 2002	3,545,084	7,724,777	10,875,851	343,915	73,938	22,563,565

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

22	Property, plant and equipment (continued)

	Construction in progress	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost

As of January 1, 2003	3,545,084	11,555,721	21,534,770	838,801	141,623	37,615,999

Additions	5,150,417	131,607	43,088	16,147	42,159	5,383,418

Transfers	(3,627,747)	1,103,618	2,323,377	172,770	27,982	—

Disposals	—	(74,757)	(738,201)	(63,850)	(2,937)	(879,745)

As of December 31, 2003	5,067,754	12,716,189	23,163,034	963,868	208,827	42,119,672

Accumulated depreciation and impairment

As of January 1, 2003	—	3,830,944	10,658,919	494,886	67,685	15,052,434

Charge for the year	—	435,550	1,600,055	52,787	25,138	2,113,530

Impairment loss	10,420	3,364	60,559	142	—	74,485

Transfers	—	1,991	(78,914)	77,266	(343)	—

Disposals	—	(27,499)	(605,116)	(40,543)	(1,816)	(674,974)

As of December 31, 2003	10,420	4,244,350	11,635,503	584,538	90,664	16,565,475

Net book value

As of December 31, 2003	5,057,334	8,471,839	11,527,531	379,330	118,163	25,554,197

All the buildings of the Group are located in the PRC.

As of December 31, 2002 and 2003, no fixed assets were pledged as security.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

23	Intangible assets

	Goodwill	Mining rights	Total
	RMB	RMB	RMB
As of January 1, 2002

Cost	480,630	280,586	761,216

Additions	—	19,840	19,840

Amortization charge for the year (Note 6, 10)	(24,648)	(19,471)	(44,119)

As of December 31, 2002	455,982	280,955	736,937

As of December 31, 2002

Cost	492,954	305,181	798,135

Accumulated amortization	(36,972)	(24,226)	(61,198)

Net book amount	455,982	280,955	736,937

As of January 1, 2003	455,982	280,955	736,937

Additions	—	17,542	17,542

Amortization charge for the year (Note 6, 10)	(24,648)	(23,816)	(48,464)

As of December 31, 2003	431,334	274,681	706,015

As of December 31, 2003

Cost	492,954	322,723	815,677

Accumulated amortization	(61,620)	(48,042)	(109,662)

Net book amount	431,334	274,681	706,015

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

24	Excluded businesses

The combined statement of income for the years ended December 31, 2001 include the results of operations of the Excluded Businesses set out below. The results of operations of the Excluded Businesses included in the combined statement of income for the year ended December 31, 2001 only represent those for the period from January 1, 2001 to June 30, 2001, the date immediately before the effective date of the Reorganization, when such businesses were retained by Chinalco pursuant to the Reorganization (Note 1(a)), respectively. Accordingly, these operations were not included in the Group’s operations subsequent to the Reorganization.

Year ended December 31,
2001
RMB

Sales of goods	4,022

Operating loss before financing costs	13,604

Finance costs	2,400

Net loss	16,004

25	Accounts payable

	As of December 31,
	2002	2003
	RMB	RMB
Trade payables (Note (a))	1,348,816	1,441,175

Bills payable (Note (b))	622,693	426,491

	1,971,509	1,867,666

(a)	Trade payables

Aging analyses of trade payables were as follows:

	As of December 31,
	2002	2003
	RMB	RMB
Within 1 month	768,637	1,071,310

Between 2 and 6 months	387,728	241,040

Between 7 and 12 months	74,221	46,504

Between 1 and 2 years	60,817	34,689

Between 2 and 3 years	3,420	10,550

Over 3 years	53,993	37,082

	1,348,816	1,441,175

(b)	Bills payable are repayable within six months.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

26	Due to related parties

The amounts due to related parties can be analyzed as follows:

	Trade
	As of December 31,
	2002	2003
	RMB	RMB

Fellow subsidiaries	86,292	60,443

Other related parties	18,812	10,816

	105,104	71,259

	Others
	As of December 31,
	2002	2003
	RMB	RMB

Holding company	166,351	—

Fellow subsidiaries	477,635	315,340

Other related parties	11,979	1,265

	655,965	316,605

	Total
	As of December 31,
	2002	2003
	RMB	RMB

Holding company	166,351	—

Fellow subsidiaries	563,927	375,783

Other related parties	30,791	12,081

	761,069	387,864

Aging analysis of amounts due to related parties, which are trading in nature, were as follows:

	As of December 31,
	2002	2003
	RMB	RMB

Within 1 month	47,142	61,155

Between 2 and 6 months	56,130	8,570

Between 7 and 12 months	1,273	48

Over 1 year	559	1,486

	105,104	71,259

Other payables to the holding company, fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

27	Other payables and accruals

	As of December 31,
	2002	2003
	RMB	RMB

Interest payable	155,470	29,574

Sales deposits from customers	380,891	696,678

Accrued payroll	378,027	412,727

Staff welfare payable	236,670	275,641

Accrued construction costs	828,067	763,095

Taxes other than income taxes payable (Note)	358,573	279,358

Accrued contributions to retirement schemes	61,226	40,507

Other accruals	405,112	336,516

	2,804,036	2,834,096

Note:	Taxes other than income taxes payable mainly comprise value-added tax, land use tax, city construction tax and education surcharge payables.

28	Long-term loans

Long-term loans include bank loans and loans from other financial institutions which are analyzed as follows:

	As of December 31,
	2002	2003
	RMB	RMB
Loans - Unsecured	6,003,282	6,228,473

Current portion of long-term loans	(1,053,984)	(815,845)

	4,949,298	5,412,628

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

28	Long-term loans (continued)

The repayment terms of the loans are analyzed as follows:

	As of December 31,
	2002	2003
	RMB	RMB

Bank loans

Wholly repayable within five years	1,634,400	2,261,380

Not wholly repayable within five years	3,800,609	3,788,115

	5,435,009	6,049,495

Loans from other financial institutions

Wholly repayable within five years	273,158	178,978

Not wholly repayable within five years	295,115	—

	568,273	178,978

	6,003,282	6,228,473

The Group’s bank loans and other borrowings were repayable as follows:

	Bank loans
	As of December 31,
	2002	2003
	RMB	RMB

Within one year	841,131	686,867

In the second year	889,399	1,054,566

In the third to fifth year	2,761,494	3,557,137

After the fifth year	942,985	750,925

	5,435,009	6,049,495

	Loans from other financial institutions
	As of December 31,
	2002	2003
	RMB	RMB

Within one year	212,853	128,978

In the second year	105,420	—

In the third to fifth year	250,000	50,000

	568,273	178,978

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

28	Long-term loans (continued)

	Total
	As of December 31,
	2002	2003
	RMB	RMB

Within one year	1,053,984	815,845

In the second year	994,819	1,054,566

In the third to fifth year	3,011,494	3,607,137

After the fifth year	942,985	750,925

	6,003,282	6,228,473

As of December 31, 2002 and 2003, all of the Group’s bank loans were unsecured.

As of December 31, 2002 and 2003, bank loans of the Group of RMB4,300,949 and RMB3,426,515, respectively, were guaranteed by Chinalco.

The characteristics of the Group’s long-term loans can be analyzed as follows:

Loan	Interest rate and final maturity	As at December 31,
		2002	2003
		RMB	RMB

Bank loans:

Renminbi-denominated loans:
Bank loans for development of production facilities	Variable interest rates ranging from 5.2% to 6% per annum as of December 31, 2002 and from 5% to 6% per annum as of December 31, 2003, both with maturities through 2009	2,067,600	1,827,000

Bank loans for working capital	Variable interest rates ranging from 4.8% to 7.6% per annum as of December 31, 2002 with maturities through 2007 and from 4.9% to 5.8% per annum as of December 31, 2003 with maturities through 2009	3,182,071	4,209,970

Euro-denominated loans:

Bank loans for development of production facilities	Fixed interest rates ranging from 2.3% to 9.4% per annum as of December 31, 2002 with maturities through 2021 and 9.4% per annum as of December 31, 2003 with maturity through 2004	172,911	272

Danish Krone- denominated loans:

Bank loans for development of production facilities	Fixed interest rates ranging from 0.3% to 9.2% per annum as of December 31, 2002 and from 0.3% to 9.2% per annum as of December 31, 2003, both with maturities through 2015	12,427	12,253

		5,435,009	6,049,495

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

28	Long-term loans (continued)

The characteristics of the Group’s long-term loans can be analyzed as follows (continued):

Loan	Interest rate and final maturity	As at December 31,
		2002	2003
		RMB	RMB

Loans from other financial institutions:

Renminbi-denominated loans:

Loans for working capital	Variable interest rates ranging from interest-free to 6.2% per annum as of December 31, 2002 and from interest-free to 6.2% per annum as of December 31, 2003, both with maturities through 2006	568,273	178,978

The analysis of the fair value of the Group’s long-term loans as of December 31, 2003 is as follow:

	As of December 31,
	2002		2003
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	RMB	RMB	RMB	RMB

Long-term loans:

Bank loans	5,435,009	5,414,818	6,049,495	6,047,096

Loans from other financial institutions	568,273	568,273	178,978	178,978

The fair values of long-term loans are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest offered to the Group for debt with substantially the same characteristics and maturities. Such discount rates ranged from 4.0% to 7.6% and 2.9% to 4.0% as of December 31, 2002 and 2003, respectively, depending on the type of the debt.

Bank	facilities

As of December 31, 2002 and 2003, the Group had total banking facilities of approximately RMB18,043,000 and RMB28,308,000, respectively, inclusive of long-term facilities of approximately RMB9,111,000 and RMB9,274,000, respectively, and other facilities of approximately RMB8,931,000 and RMB19,034,000, respectively. Out of the total banking facilities granted as of December 31, 2002 and 2003, amounts totalling RMB10,813,000 and RMB7,939,000, respectively, have been utilized. Approximately RMB21,308,000 of the banking facilities available as of December 31, 2003 require renewal during 2004. The directors of the Company expected that such banking facilities can be renewed upon expiry.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

29	Commitments

(a)	Capital commitments for property, plant and equipment

	As of December 31,
	2002	2003
	RMB	RMB

Contracted but not provided for	2,449,333	4,494,778

Authorized but not contracted for	5,477,890	11,756,110

	7,927,223	16,250,888

(b)	Commitments under operating leases

The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancellable operating leases as follows:

	As of December 31,
	2002	2003
	RMB	RMB

Not later than one year	141,995	173,611

Later than one year and not later than five years	567,980	694,444

Later than five years (Note)	5,946,215	7,233,286

	6,656,190	8,101,341

Note:	It mainly represents commitments under operating leases in relation to land later than five years but not later than forty-nine years.

30	Litigation and contingent liabilities

(a)	Litigation

As of December 31, 2002 and 2003, the Group has no significant pending litigation.

(b)	Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the “MOU”) signed between the Company and Alcoa International (Asia) Limited (“Alcoa”), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the “Pingguo JV”). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company’s global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company’s global offering, due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obliged to pay US$7,500 (equivalent to RMB62,100) to the other party as compensation. Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the China State Development and Reform Commission.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

31	Issued capital and reserves

(a)	Share capital

	As of December 31,
	2002	2003
	RMB	RMB

Registered, issued and fully paid:

10,499,900,153 (2002: 10,499,900,153) shares of RMB1.00 each	10,499,900	10,499,900

As of January 1, 2002 the registered, issued and fully paid capital of the Company were RMB10,352,942, consisting of 7,764,706,000 domestic shares and 2,588,236,000 H shares of par value of RMB1.00 per share.

In January 2002, the registered, issued and fully paid capital of the Company were all increased to RMB10,499,900 by the issuance of an additional 146,958,153 new H shares of RMB1.00 each to the public upon the exercise of the Over-allotment Option by the Joint Global Coordinators of the Global Offering (“Over-allotment”). The net proceeds to the Company from the Over-allotment amounted to approximately RMB205,000. As part of this exercise, a total number of 14,695,815 domestic shares in issue owned as to 9,447,940 domestic shares by Chinalco and as to 5,247,875 domestic shares in total by the three minority shareholders were converted into H shares and sold to the public.

As of December 31, 2002 and 2003, domestic shares and H shares amounted to 7,750,010,185 shares and 2,749,889,968 shares, respectively.

In January 2004, pursuant to a placing agreement between the Company and a placing agent, the Company issued an aggregate of 549,976,000 new H shares of RMB1.00 each to certain independent professional and institutional investors at a price of HK$5.658 per H share on a fully underwritten basis (“the Placing”). The net proceeds to the Company from the Placing amounted to approximately RMB3,200,000 of which approximately RMB2,000,000 will be used to fund the alumina expansion project in the Company’s Shanxi branch. The Directors plan to use the balance of the net proceeds for the funding of any possible acquisitions of domestic primary aluminum projects.

Subsequent to the completion of the Placing, the registered, issued and fully paid share capital of the Company has been increased to RMB11,049,876 divided into 11,049,876,153 shares of RMB1.00 each, comprising 7,750,010,185 domestic shares and 3,299,865,968 H shares.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

31	Issued capital and reserves (continued)

(b)	Reserves

(i)	Capital reserve

	As of December 31,
	2002	2003
	RMB	RMB

Capital reserve represents:

Premium on issue of shares upon the Reorganization	2,403,804	2,403,804

Premium on subsequent issue of shares to the public	803,454	803,454

Gain on waiver of interest (Note 7(a))	103,000	147,476

Other reserve	—	138,860

	3,310,258	3,493,594

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standard on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies received by Chinalco from the Ministry of Finance of the PRC to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco’s shares in the Company in the event that new issuance of shares is made in the future.

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

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the income after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees’ collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital. A 10% transfer was made to the statutory public welfare fund for each of the two years ended December 31, 2002 and 2003.

(iv)	Retained earnings (accumulated losses)

	As of December 31,
	2002	2003
	RMB	RMB

Company and subsidiaries	1,326,271	3,594,250

Jointly controlled entities	(1,437)	(1,102)

	1,324,834	3,593,148

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

32	Notes to the combined / consolidated cash flows statements

(a)	Analysis of changes in financing during the year

	Owner’s equity/share capital and reserve			Minority interests			Loans
	Combined	Consolidated		Combined	Consolidated		Combined	Consolidated
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1,	5,026,099	14,096,085	15,523,947	393,724	429,880	437,809	10,061,797	10,869,410	10,052,572

Effect of the Reorganization (Note)	4,127,132	—	—	52,436	—	—	—	—	—

Net income for the year	1,588,077	1,401,605	3,552,030	—	—	—	—	—	—

Minority interests’ share of net income	—	—	—	63,713	46,822	157,370	—	—	—

Net income distribution	(4,722)	—	—	—	—	—	—	—	—

Injection of capital by minority shareholders	—	—	—	—	600	80,600	—	—	—

Net cash inflow (outflows) from financing related to loans	—	—	—	—	—	—	807,613	(956,879)	(22,814)

Contributions from, net of distributions to, owner	260,900	—	—	—	—	—	—	—	—

Dividends paid to minority shareholders	—	—	—	(79,993)	(39,493)	(23,851)	—	—	—

Dividend paid	—	(178,498)	(472,496)	—	—	—	—	—	—

Issue of shares	3,441,674	215,170	—	—	—	—	—	—	—

Share issue expenses	(343,075)	(10,415)	—	—	—	—	—	—	—

Interest payable transfer to bank loan	—	—		—	—	—	—	140,041	—

Other reserve		—	138,860		—	—		—	—

As of December 31,	14,096,085	15,523,947	18,742,341	429,880	437,809	651,928	10,869,410	10,052,572	10,029,758

Note:	The effect of the Reorganization comprised the net impact of (i) the restatement of property, plant and equipment from their respective carrying values to cost to the Group pursuant to the Reorganization, (ii) distribution of the Excluded Cash of RMB349,910 and (iii) net liabilities of Excluded Business of RMB94,262.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

32	Notes to the combined cash flows statements (continued)

(b)	Purchase of a subsidiary

There were no purchase of subsidiaries for the years ended December 31, 2002 and 2003.

The effects of the purchase of a subsidiary in 2001 on cash flows of the Group are as follows:

RMB
Net assets acquired

Fixed assets	291,218

Inventories	832

Other receivables	13,560

Bank balances and cash	2,038

Other payables	(63,248)

Short-term loan	(65,000)

179,400

Satisfied by

Cash	179,400

The subsidiary acquired during 2001 did not contribute to the Group’s net operating cash flows, did not make payment in respect of the net returns on investments, servicing of finance and taxation and paid RMB819 for investing activities.

Analysis of the net outflow in respect of the purchase of a subsidiary in 2001:

RMB

Cash consideration	(179,400)

Bank balances and cash in hand acquired	2,038

Net cash outflow in respect of the purchase of a subsidiary	(177,362)

33	Related party transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group’s business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government (“state-owned enterprises”), including Chinalco, in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entitles in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

33	Related party transactions (continued)

Saved as disclosed in Note 1(a) in respect of the transactions with respect to the Reorganization and elsewhere in the financial statements. Significant related party transactions which were carried out in the normal course of the Group’s business are as follows:

		Year ended December 31,
		Combined	Consolidated
	Note	2001	2002	2003
		RMB	RMB	RMB

Sales of materials and finished goods to:	(a)

Holding company and fellow subsidiaries		333,211	479,408	1,056,125

Jointly controlled entity		20,078	21,496	33,701

Other related parties		250,281	191,677	50,794

		603,570	692,581	1,140,620

Provision of utility services to the holding company	(b)	167,034	195,519	234,067

Provision of engineering, construction and supervisory services by the holding company and fellow subsidiaries	(c)	519,634	665,337	784,163

Purchases of key and auxiliary materials from:	(d)
Holding company and fellow subsidiaries		255,450	212,654	391,730
Other related parties		126,100	151,747	128,956

		381,550	364,401	520,686

Provision of social services and logistics services by the holding company	(e)	472,555	541,731	744,575

Land and building rental charged by the holding company	(f)	71,559	141,995	173,611

Interest expenses in relation to loans from related parties		1,554	—	—

Net temporary advances to related parties		72,663	—	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

33	Related party transactions (continued)

(a)	Materials and finished goods sold to Chinalco, fellow subsidiaries and other related parties (including an associated company of a promoter, namely Guangxi Aluminum Development and Investment Stock Co., Ltd. (Chinese Characters) (“Guangxi Associate”), during all the periods mainly comprised sales of alumina, primary aluminum and scrap materials. These transactions are covered by the following agreements:

(i)	General agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco, fellow subsidiaries and other related parties. The pricing policy is summarized below:

•	Adoption of the price prescribed by the PRC government (“State-prescribed price”);

•	If there is no State-prescribed price then adoption of State-guidance price;

•	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

•	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii)	Aluminum lngots and Alumina Supply Agreement entered into between the Company and Guangxi Associate and, under which the Company supply aluminum ingots and alumina products to Guangxi Associate for a three-year period commencing from July 1, 2001. The prevailing market price is adopted for pricing purposes.

(b)	Utility services, including electricity, heat, gas and water, were supplied to Chinalco at the pricing policy as set out in (a)(i) above.

(c)	Engineering, project construction and supervisory services were provided by Chinalco and other related parties to the Company mainly for construction project during all the periods. Provision of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(d)	The purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco, fellow subsidiaries and other related companies are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (a)(i) above.

(e)	Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provision of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that set out in (a)(i) above.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

33	Related party transactions (continued)

(f)	Rental fee is payable to Chinalco for the rental of land, inclusive of both for industrial or for commercial purposes, occupied and used by the Company during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable for the current year is approximately RMB166,000 (2002: RMB134,000). Besides, according to the Buildings Leasing Agreement entered into between the Company and Chinalco, the Company is required to pay rental fee for the use of buildings and properties which are retained by Chinalco.

As of December 31, 2003, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties:

(i)	Guarantees granted by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(ii)	The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

34	Significant differences between HK GAAP and U.S. GAAP

The financial statements have been prepared in accordance with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

		Year ended December 31,
		Combined	Consolidated
	Note	2001	2002	2003	2003
		RMB	RMB	RMB	US$

Net income under HK GAAP		1,588,077	1,401,605	3,552,030		429,160

U.S. GAAP adjustments:

Capitalization of finance costs	(a)	94,949	42,790	19,748		2,386

Depreciation of capitalized finance costs	(a)	(25,517)	(3,293)	(16,254)		(1,964)

Depreciation of revalued fixed assets	(b)	134,300	268,600	268,600		32,453

Amortization of goodwill	(c)	—	24,648	24,648		2,978

Amortization of mining rights	(d)	4,755	9,307	9,307		1,124

Income tax effect of U.S. GAAP adjustments	(e)	(68,801)	(63,780)	(60,904)		(7,358)

Net income under U.S. GAAP		1,727,763	1,679,877	3,797,175		458,779

Income under U.S. GAAP before extraordinary gain on settlement of loan and interest payables		1,624,585	1,679,877	3,797,175		458,779

Extraordinary gain on settlement of loan and interest payables	(f)	103,178	—	—		—

Net income under U.S. GAAP		1,727,763	1,679,877	3,797,175		458,779

Basic and diluted net income per share under U.S. GAAP		RMB0.22	RMB0.16	RMB0.36	US$	0.04

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

34	Significant differences between HK GAAP and U.S. GAAP (continued)

Effect on owner’s equity of significant differences between HK GAAP and U.S. GAAP is as follows:

		Year ended December 31,
		Consolidated
	Note	2002	2003	2003
		RMB	RMB	US$

Owner’s equity under HK GAAP		15,523,947	18,742,341	2,264,470

U.S. GAAP adjustments:

Capitalization of finance costs	(a)	405,110	424,858	51,332

Depreciation of capitalized finance costs	(a)	(80,029)	(96,283)	(11,633)

Revaluation of fixed assets	(b)	(3,384,390)	(3,115,790)	(376,454)

Amortization of goodwill	(c)	24,648	49,296	5,956

Revaluation of mining rights	(d)	(271,035)	(261,728)	(31,623)

Income tax effect of U.S. GAAP adjustments	(e)	(203,911)	(264,815)	(31,995)

Owner’s equity under U.S. GAAP		12,014,340	15,477,879	1,870,053

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

Under HK GAAP, fixed assets transferred from Chinalco to the Group as part of the Reorganization were accounted for under the acquisition accounting method as of July 1, 2001, the date of the Reorganization. As a result, the Group’s fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent’s carrying value.

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

(f)	Jointly owned assets

As described in Note 2(b)(ii) to the financial statements, prior to the Reorganization, under HK GAAP, the Group records its proportionate share of the jointly owned assets and liabilities at Guizhou Aluminum Complex. Under U.S. GAAP, the Group would record the entire amount of revenue and expenses arising from operations of such jointly owned assets. Therefore, compared to the amounts under HK GAAP for the years ended December 31, 2001, the amounts are higher under U.S. GAAP for sales of goods by RMB227,732, for cost of goods sold by RMB212,732, for general and administrative expenses by RMB15,000, and for depreciation by RMB15,000.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

34	Significant differences between HK GAAP and U.S. GAAP (continued)

(g)	Financial instruments

Under U.S. GAAP, it is required to discuss the various market risks that the Group is exposed to as well as disclose the fair values of its financial instruments. The Group is exposed to the following types of market risk:

(i)	Credit risk

The carrying amount of accounts receivable included in the balance sheet represent the Group’s maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectable accounts receivable has been made in the financial statements.

None of the Group’s major customers exceed 10% of total revenue and do not individually present a material risk on the Group’s sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange to hedge against adverse fluctuations in a aluminum price and does not hold other derivatives instrument. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding gains (losses) are recorded in income for the year. The unrealized holding gains (losses) for the years ended December 31, 2001, 2002 and 2003 were RMB500, RMB13,180, and RMB(10,244), respectively.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

34	Significant differences between HK GAAP and U.S. GAAP (continued)

(g)	Financial instruments (continued)

(iii)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates. As of December 31, 2002 and 2003, the Group had the following foreign currency denominated short-term deposits:

	As of December 31,
Short-term deposits	2002	2003
	RMB	RMB
U.S. dollar denominated deposits	609,855	268,742
Hong Kong dollar denominated deposits	62,066	17,449
Euro denominated deposits	2,693	2

The Group also had foreign currency denominated accounts receivable as of December 31, 2001, 2002 and 2003:

	As of December 31,
Accounts receivable	2002	2003
	RMB	RMB
U.S. dollar denominated accounts receivable	4,115	—

The Group had foreign currency denominated bank loans as of December 31, 2002 and 2003, details of which are disclosed in Note 28 to the financial statements.

(iv)	Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

34	Significant differences between HK GAAP and U.S. GAAP (continued)

(g)	Financial instruments (continued)

(v)	Fair values

The carrying amounts of the Group’s financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from related parties and other receivables and financial liabilities including trade accounts payable, bills payable, short-term debts, amounts due to related parties and other payables, approximate their fair values due to their short maturities. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments, both on the balance sheets:

	As of December 31,
	2002			2003
	Contract value	Market value	Fair Value	Contract value	Market value	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
Futures contracts	467,691	454,511	13,180	179,244	189,488	(10,244)

The fair values of futures contracts are based on quoted market prices. As of December 31, 2002 and 2003, the Group held futures contracts covering 33,320 tonnes and 12,050 tonnes of aluminum maturing in the first 7 months of 2003 and in the first 9 months of 2004, respectively. Market prices of these aluminum futures contracts outstanding as of December 31, 2002 and 2003 ranged from RMB13,600 to RMB13,800 per tonne and from RMB15,620 to RMB16,410 per tonne, respectively.

Investments in unlisted equity securities are unquoted equity interests and there are no quoted market prices for such investments in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs and the amounts are not material to the Group’s financial statements.

(h)	Related party transactions

Chinalco is owned by the PRC government which also owns a significant portion of the productive assets in the PRC. Therefore, the majority of the Group’s business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government. For HK GAAP, the Group has disclosed in Note 34 to the financial statements transactions and balances with its immediate parent, Chinalco, and related companies. For U.S. GAAP purposes, the Group believes that it has provided meaningful disclosures of related party transactions through the disclosures of transactions with its immediate parent disclosed in Note 33 to the financial statements. Although the majority of the Group’s activities are with PRC government authorities and affiliates and other PRC controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(RMB and US$ amounts in thousands, except per share data)

34	Significant differences between HK GAAP and U.S. GAAP (continued)

(i)	Recent US accounting pronouncements

Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”) amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). FAS 149 amends FAS 133 for decisions made: (a) as part of the Derivatives Implementation Group’s process that effectively requires amendments to FAS 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of FAS 149 does not have a material impact on the Group’s financial position and results of the operation.

Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) changes the accounting for certain financial instruments, that, under previous guidance, could be classified as equity or mezzanine equity, and requires those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in FAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 does not have a material impact on the Group’s financial position and results of the operation.

35	Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company. As of December 31, 2003 and March 29, 2004 (being the date of the approval of the financial statements), Chinalco held 44.4% and 42.14%, respectively, of the Company’s issued share capital.

36	Approval of financial statements

The financial statements were approved by the board of directors on March 29, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED
By:	/s/ Xiao Yaqing
Xiao Yaqing
Chief Executive Officer

Date: June 30, 2004