Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2007-06-20
CIK 1161611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15264

(Exact name of Registrant as specified in its charter)

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's name into English)

People's Republic of China
(Jurisdiction of incorporation or organization)

_______________

No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China (100082)
(Address of Principal Executive Offices)

_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class
American Depositary Shares, each representing 25 H Shares
Class H Ordinary Shares*

Name of Each Exchange on which Registered
New York Stock Exchange, Inc.

* Not for trading, but only in connection with the registration of American Depositary Shares on the New York Stock Exchange, Inc. The Ordinary H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006:

Domestic Shares, par value RMB1.00 per share	7,705,910,185

H Shares, par value RMB1.00 per share	3,943,965,968

(including 406,067,500H Shares in the form of American Depository Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934.

Yes [ ] No [X]

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes [ ] No [X]

TABLE OF CONTENTS

Pages

Forward-Looking Statements	i
Certain Terms and Conventions	ii

PART III	Item 17.	Financial Statements	130
	Item 18.	Financial Statements	130
	Item 19.	Exhibits	130

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

*	future prices and demand for our products;

*	future PRC tariff levels for alumina and primary aluminum;

*	sales of our products;

*	the amount and nature of, and potential for, future development;

*	production, consumption and demand forecasts of bauxite, alumina and primary aluminum;

*	expansion, consolidation or other trends in the primary aluminum industry;

*	the effectiveness of our cost-saving measures;

*	future expansion plans and capital expenditures;

*	expected production capacity increases;

*	competition;

*	changes in legislation, regulations and policies;

*	estimates of proven and probable bauxite reserves;

*	our research and development plans; and

*	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could

- i -

cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled "Item 3. Key Information - Risk Factors".

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

CERTAIN TERMS AND CONVENTIONS

Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB7.8041 to US$1.00, which was the noon buying rate in the New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3. Key Information - Exchange Rate Information" for information regarding the noon buying rates from January 1, 2002 through May 31, 2007.

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

"CCB" are to China Construction Bank, a PRC state-owned bank established pursuant to PRC government approval;

"Chalco," "the Company", "the Group", "our company," "we," "our" and "us" are to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;

"China" and the "PRC" are to the People's Republic of China, excluding for purposes of this annual report, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;

"China Cinda" are to China Cinda Asset Management Corporation, a PRC state-owned financial enterprise established pursuant to PRC government approval;

"China Development Bank" are to a PRC state-owned bank established pursuant to PRC government approval;

- ii -

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

"Fushun Aluminum" are to Fushun Aluminum Company Limited, our subsidiary that is established under PRC law;

"Gansu Hualu" are to Gansu Hualu Aluminum Company Limited, our subsidiary that is established under PRC law;

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

"Jiaozuo Wanfang" are to Jiaozuo Wanfang Aluminum Company Limited, our associated company that is established under PRC law, in which we hold 29% of its equity interest;

"kA" are to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equal to 1,000 amperes;

"kWh" are to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

"Lanzhou Aluminum" are to Lanzhou Aluminum Corporation Limited, previously our associated company that was a joint stock limited company established under the PRC law, whose A Shares were traded on the Shanghai Stock Exchange. After our A Share issuance on April 30, 2007, it became our wholly-owned subsidiary;

- iii -

"Listing Rules" are to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time);

"NYSE" are to New York Stock Exchange;

"ore-dressing Bayer process" are to a refining process we developed which involves the treatment of bauxite in order to increase its alumina-to-silica ratio so as to allow the Bayer process to then be applied;

"provinces" are to provinces and to provincial-level autonomous regions and municipalities in China, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan, which are directly under the supervision of the central PRC government;

"refining" are to the chemical process required to produce alumina from bauxite;

"RMB" are to Renminbi, the lawful currency of the PRC;

"NDRC" are to China National Development and Reform Commission;

"SASAC" are to State-owned Assets Supervision and Administration Commission of the State Council;

"Shandong Aluminum" are to Shandong Aluminum Industry Co., Limited, previously our majority owned subsidiary that is established under PRC law, whose A shares were traded on the Shanghai Stock Exchange. After our A Share issuance on April 30, 2007, it has become our wholly-owned subsidiary;

"Shandong Huayu" are to Shandong Huayu Aluminum and Power Company Limited, our subsidiary that is established under PRC law;

"Shanxi Huasheng" are to Shanxi Huasheng Aluminum Company Limited, our subsidiary that is established under PRC law;

"Shanxi Huaze" are to Shanxi Huaze Aluminum and Power Co., Limited, our subsidiary that is established under PRC law;

"sintering process" are to a refining process employed to extract alumina from ground bauxite by mixing with supplemental materials and burning in a coal fired kiln;

"smelting" are to the electrolytic process required to produce molten aluminum from alumina;

"tonne" are to the metric ton, a unit of weight, with one metric ton equal to 1,000 kilograms or 2,204.6 pounds;

"US$" are to U.S. dollars, the lawful currency of the United States of America;

"WTO" are to World Trade Organization; and

"Zunyi Aluminum" are to Zunyi Aluminum Company Limited, our subsidiary that is established under PRC law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

Historical Financial Information

The following tables present our summary income statement data and cash flow data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006; and the summary balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006. The summary balance sheet data as of December 31, 2005 and 2006 and income statement and cash flow data for the years ended December 31, 2004, 2005 and 2006 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 2002 and 2003 and income statement and cash flow data for the years ended December 31, 2002 and 2003 have been derived from our historical financial statements as of and for such dates, which are not included in this annual report. We have changed certain of our accounting policies following the adoption of the new/revised Hong Kong Financial Reporting Standards ("HKFRS" or "HKGAAP"), effective for accounting periods commencing on or after January 1, 2005. As a result, we have reclassified/restated certain income statement and balance sheet data for the years ended December 31, 2002, 2003 and 2004 as required in accordance with the relevant requirements. Unless otherwise indicated, the financial statements are prepared and presented in accordance with accounting principles generally accepted in Hong Kong. For a reconciliation of our net income and equity under HK GAAP to generally accepted accounting principles in the United States, also known as "U.S. GAAP", see Note 35 to our audited consolidated financial statements. For more information, please see "Item 5 - Operating and Financial Review and Prospects - U.S. GAAP Reconciliation".

Years Ended December 31,

2002	2003	2004	2005	2006	2006

RMB	RMB	RMB	RMB	RMB	US$(4)
(restated(1))	(restated(1))	(restated(1))

(in thousands, except per share and per ADS data)

INCOME STATEMENT DATA:

HK GAAP

Revenue(2)	17,273,542	23,799,474	32,959,343	37,826,486	61,896,265	7,931,250
Cost of sales(2)	13,828,477	16,972,503	22,095,880	25,542,555	41,894,313	5,368,244

Gross profit(2)	3,445,065	6,826,971	10,863,463	12,283,931	20,001,952	2,563,006
Other (income) and other (gains)/losses, net(2)	(54,286)	(9,246)	(47,656)	(120,720)	(564,619)	(72,349)
Selling and distribution expenses(3)	501,829	549,432	672,311	720,497	958,133	122,773
General and administrative expenses(3)	733,803	1,047,461	1,196,123	1,489,537	2,092,669	268,151
Research and development expenses	131,941	173,359	132,635	113,381	113,529	14,547

Operating profit	2,131,778	5,065,965	8,910,050	10,081,236	17,402,240	2,229,884
Finance costs	476,100	439,897	109,948	366,908	715,717	91,710

Operating profit after finance costs	1,655,678	4,626,068	8,800,102	9,714,328	16,686,523	2,138,174

Share of (losses)/profits of jointly controlled entities	(254)	1,193	(3,953)	372	(11,419)	(1,463)
Share of profits of associates	-	-	-	26,947	105,141	13,472

Profit before income tax expenses	1,655,424	4,627,261	8,796,149	9,741,647	16,780,245	2,150,183
Income tax expense	190,921	920,159	2,161,086	2,495,213	4,393,561	562,981

Profit for the year	1,464,503	3,707,102	6,635,063	7,246,434	12,386,684	1,587,202

Attributable to:
Equity holders of the Company	1,417,681	3,549,732	6,391,523	7,022,422	11,744,676	1,504,937
Minority interest	46,822	157,370	243,540	224,012	642,008	82,265

	1,464,503	3,707,102	6,635,063	7,246,434	12,386,684	1,587,202

Dividends	472,496	1,060,788	1,944,778	2,364,673	3,672,137	470,539
Basic and diluted net earnings per share	0.13	0.34	0.58	0.64	1.03	0.13

Basic and diluted net earnings per ADS (5)	3.34	8.46	14.47	15.89	25.67	3.29

U.S. GAAP

Operating income	2,434,333	5,368,520	9,214,004	10,360,542	17,456,596	2,236,849
Net income	1,493,582	3,797,175	6,622,916	7,229,167	11,726,471	1,502,604
Basic and diluted net earnings per share	0.14	0.36	0.60	0.65	1.03	0.13
Basic and diluted net earnings per ADS (5)	3.50	9.04	15.00	16.36	25.63	3.29

Segment Operating Profit (Loss):

HK GAAP

Alumina	1,388,712	5,099,164	9,333,353	10,312,306	13,341,914	1,709,603
Primary aluminum	1,143,658	434,862	(43,875)	231,940	4,476,108	573,559
Corporate and other services	(57,933)	(78,337)	(76,906)	(48,438)	(54,493)	(6,983)
Unallocated	(311,729)	(359,443)	(281,431)	(306,604)	(198,780)	(25,471)
Inter-segment elimination	(30,930)	(30,281)	(21,091)	(107,968)	(162,509)	(20,824)

Total operating profit	2,131,778	5,065,965	8,910,050	10,081,236	17,402,240	2,229,884

Years Ended December 31,

2002	2003	2004	2005	2006	2006
RMB	RMB	RMB	RMB	RMB	US$(4)
(restated(1))	(restated(1))	(restated(1))

(in thousands)

BALANCE SHEET DATA

HK GAAP

Cash and cash equivalents	2,342,254	2,596,440	6,223,763	7,597,727	12,802,775	1,640,519
Total current assets	8,557,975	8,638,566	14,356,588	16,962,670	25,727,910	3,296,717
Total non-current assets	23,691,565	26,768,304	35,201,481	42,047,209	52,276,406	6,698,582

Total assets	32,249,540	35,406,870	49,558,069	59,009,879	78,004,316	9,995,299

Total short-term loans (including current portion of long-term loans)	5,103,274	4,617,130	4,522,568	3,732,978	5,112,858	655,150
Short-term bonds	-	-	-	1,970,840	4,985,111	638,781
Total long-term loans (excluding current portion of long-term loans)	4,949,298	5,412,628	7,391,663	9,690,493	8,480,736	1,086,703
Equity attributable to the shareholders	15,769,314	18,985,410	27,566,795	32,644,439	44,224,734	5,666,859

U.S. GAAP

Total assets	29,770,888	33,244,024	47,260,826	55,525,980	76,062,665	9,746,507
Total long-term loans (excluding current portion of long-term loans)	4,949,298	5,412,628	7,391,663	9,690,493	8,480,736	1,086,703
Shareholders' equity	13,170,960	16,634,499	25,436,606	30,720,995	42,283,083	5,418,059
Number of shares	10,495,863	10,499,900	11,040,835	11,049,876	11,649,876	11,649,876

Years Ended December 31,

2002	2003	2004	2005	2006	2006
RMB	RMB	RMB	RMB	RMB	US$(4)

(restated(1))	(restated(1))	(restated(1))

(in thousands)

Other Financial Data:

HK GAAP

Net cash generated from
operating activities	2,671,759	6,002,506	8,265,203	8,590,208	13,223,960	1,694,489

Net cash used in investing activities	(3,780,812)	(5,395,259)	(9,055,830)	(8,821,208)	(10,244,226)	(1,312,672)

Net cash generated from (used in)
financing activities	(868,513)	(306,892)	4,417,950	1,604,964	(774,686)	(99,267)

Capital expenditure
Alumina	3,357,576	4,013,419	5,398,997	5,369,606	3,554,884	455,515
Primary aluminum	865,360	1,635,826	5,257,407	2,793,892	4,324,238	554,098
Corporate and other services	49,304	47,259	76,841	124,811	122,214	15,660
Unallocated	29,930	33,030	208,411	129,623	692,986	88,798
Total capital expenditure	4,302,170	5,729,534	10,941,656	8,417,932	8,694,322	1,114,071

----------------------------------------------------

(1)

Restatement of the financial information for the years ended December 31, 2002, 2003, and 2004 has been made pursuant to the adoption of the new/revised standards and interpretation of HKFRS on January 1, 2005.

(2)	Total other revenues of RMB554 million, RMB460 million, RMB646 million and RMB716 million, and related cost of sales of RMB530 million, RMB467 million, RMB593 million and RMB720 million were previously classified as "other (income) and other (gains)/losses, net" for the years ended December 31, 2002, 2003, 2004 and 2005, respectively. They were separately presented as part of the total revenue and cost of sales, respectively, in the consolidated income statements for the year ended December 31, 2006, and related prior year amounts have been reclassified to conform to the current year classification.

(3)

Marketing and advertising expenses were previously classified as "general and administrative expenses" for the year ended December 31, 2002, 2003, 2004 and 2005. Total marketing and advertising expense of RMB10 million, RMB19 million, RMB25 million and RMB34 million for the year ended December 31, 2002, 2003, 2004 and 2005, respectively, were reclassified to "selling and distribution expenses" to conform to the current year clarification.

(4)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 29, 2006 of US$1.00 to RMB7.8041.

(5)

Effective in October 2006, the Company's American Depository Shares (the "ADSs") ratio has been changed from 1 ADS representing 100 H Shares to 1 ADS representing 25 H Shares. Basic and diluted net earnings per ADS for the years ended December 31, 2002, 2003, 2004 and 2005 have been restated.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in Renminbi per U.S. dollar:

Noon Buying Rate

Period	Period End	Average(1)	High	Low

(expressed in RMB per US$)

2002	8.2800	8.2772	8.2800	8.2699
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2773	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
December	7.8041	7.8219	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410

March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463

(1)

Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

RISK FACTORS

We are subject to various changing business, competitive, economic, political and social conditions in China as well as factors relating to the alumina and aluminum industry. These changing conditions and factors entail certain risks, which are described below:

*

We price our alumina and primary aluminum products by reference to international and domestic market prices, import cost of alumina, and changes in supply and demand in the domestic market. Each of these factors may fluctuate beyond our control. Historically, the international market prices for alumina and primary aluminum products have been volatile. Because most of our costs are fixed and we may not be able to respond quickly to any sudden decrease in alumina or primary aluminum prices, any significant fluctuation in international market prices could materially adversely affect our business, financial condition and operating performance.

*

Our plans to upgrade and expand our alumina and primary aluminum plants and to improve and upgrade our internal control and management system will require capital expenditures of approximately RMB16,600 million in 2007. See "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan". We may also need further funding for debt servicing, working capital, investments, potential acquisitions and joint ventures and other corporate requirements. We cannot assure you that cash generated from our operations will be sufficient to fund these development plans, or that our actual capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our ability to obtain external financing at reasonable costs is subject to a variety of uncertainties. Failure to obtain sufficient external funds for our development plans could adversely affect our business, financial condition and operating performance.

*

Our planned expansion, cost reduction and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints. Moreover, the costs involved in these projects may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances. Failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and operating performances.

*

Our business has grown rapidly. Our ability to manage growth and the increased scale of our operations effectively will require us to continue to implement and improve our operational, financial and management systems, continue to develop the management skills of our managers, and continue to train, motivate and manage our employees. Failure to manage our growth and expanded operations effectively could adversely affect our operating performance.

In addition, we are in the process of conducting feasibility studies to establish an overseas joint venture company with Companhia Vale do Rio Doce, or CVRD, to produce alumina in Brazil. We have also participated in the bidding for bauxite mining projects in Australia and have been selected as the preferred developer. Further, we entered into the memorandum of understanding with the Vietnam National Coal-Mineral Industries Group, or "VINACOAL" regarding the proposed establishment of joint venture companies to engage in the development of local bauxite resources. We have made various preliminary preparations for the bauxite exploring project in Guinea. Due to the increase of energy prices in the global market and uncertainty of future market conditions, as well as our unfamiliarity with local laws and regulations, we could encounter unforeseen problems. We cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investments.

*

We face competition from both domestic and international primary aluminum producers. Our principal competitors in the primary aluminum business are domestic smelters, some of which are expanding their production capacity. These smelters pose competitive challenges to our primary aluminum operations in production costs, product quality and price. We also face increasing competition from international primary aluminum suppliers as China continues to open up its aluminum industry to international trade. As a result of China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China has been reduced from 18% as of December 31, 2001 to its current level of 3% as of November 1, 2006. Intensified competition may result in reductions in our prices or sales volume and may have a material adverse effect on our financial condition and operating performance. If we are not successful in reducing our costs, or if we are unable to maintain or increase our current share of China's primary aluminum market, our financial condition and profitability could be materially and adversely affected.

*

We rely heavily on coal as our energy and fuel source required during our production process. As we significantly increase our production capacities, coal required for our production substantially increases accordingly. If our coal suppliers are not able to supply the amount of coal required for our production due to general short supply of coal or any other reason, we may be forced to reduce production output or suspend operation of our production in which case our financial condition and results of operation may be materially adversely affected.

*

Bauxite is the most important raw material for alumina production. We obtain our bauxite from three major sources, including our own mines, jointly operated mines, and other suppliers. See "Item 4. Information on the Company - Business Overview - Business Operations - Alumina - Raw Materials - Bauxite". Each of these sourcing methods could affect the security or cost of supply. If we are unable to obtain a steady supply of key raw materials externally and internally at a competitive price, our operating performance may be adversely affected.

*

The smelting of primary aluminum employs an electrolytic reduction process that requires a large and continuous supply of electricity. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. If this occurs, our operations may be adversely affected.

*

Electricity cost is the principal production cost component of our primary aluminum production. All of our smelters benefit from various policies that allow them to purchase electricity at reduced prices. However, despite such preferential treatment, our electricity prices are expected to continue to be higher than those of major international primary aluminum producers. Our electricity costs have increased due to severe shortage of electric power in recent years. In 2005, the electricity shortage led to an increase of average electricity price, whereas such situation was gradually relieved in 2006. If any other preferential treatment policies are cancelled by the PRC government or not renewed upon expiration, or if electricity prices or charges were to increase for any reason, the resulting increase in our unit production cost for primary aluminum would have an adverse effect on our operating margin, financial condition and operating performance if we are unable to increase the selling prices of our products correspondingly.

- 11 -

*

Our alumina products are mainly delivered by rail or truck, and our primary aluminum products are transported to our customers mostly by rail. If we are unable to make on-time delivery due to transportation problems, or if the costs of transportation continue to rise, our operating performance will be significantly affected.

*

A main objective of our research and development projects is to develop new methods and new processes to improve the efficiency of refining alumina from bauxite that has relatively low alumina-to-silica ratios. There is a potential decline in China's supply of bauxite with high alumina-to-silica ratios. Therefore, failure to achieve technological improvements or to implement such improvements in commercial applications could impede our efforts to reduce unit production costs and to compete with major international producers.

*

The bauxite reserve data on which we base our production, revenue and expenditure plans are estimates we have developed internally and may be inaccurate. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. If these estimates are inaccurate or indicated tonnages are not recovered, our business, financial condition and operating performance could be materially and adversely affected.

*

We rely on short-term borrowings as part of our financing needs. If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable. In addition, we may be exposed to changes in interest rates. If interest rates increase substantially, our results of operations could be adversely affected.

*

Our primary sources of funding are cash generated by operating activities , short-term and long-term bank borrowings, proceeds from shares offerings and proceeds from short-term bond offerings. In 2006, we required our customers to make prepayments or deposits for purchases of alumina. The total amount of prepayments and deposits was approximately RMB425.7 million as of December 31, 2006. We have relied on prepayments and deposits received from customers as a source of our liquidity. In the event that demand for alumina declines, we may not be able to require such prepayments and deposits from customers, in which case this source of liquidity would not be available to us.

*

Chinalco, a state-owned enterprise, as of December 31, 2006 owned 39.59% of our issued share capital and is our largest shareholder. Upon the A Share issuance on April 30, 2007, China Orient transferred all of its equity interest in us, being 4.67% or 602,246,135 shares, to Chinalco, and thus Chinalco owned 40.46% of our issued share capital. The interests of Chinalco may conflict or even compete with our interests and the interests of our public shareholder. Chinalco may take actions that favor the interests of its subsidiaries, associates and other related entities over our interests and the interests of our public shareholders. In addition, Chinalco and some of its subsidiaries and associates provide a range of services to us, including engineering and construction services, social services, land and property leasing and supply of raw and supplemental material. Some of the services Chinalco provides to us, such as educational and medical care services for our employees, would be difficult to obtain from other sources. Our cost of operations could increase if Chinalco were unable to perform its agreement to provide such services to us.

*

Chinalco has substantial financial obligations relating to the businesses, operations and personnel that it retained in the reorganization. While Chinalco generates significant operating revenue and receives government support, it may also rely on dividends received from us as a means of funding these obligations. Subject to the relevant provisions of the PRC Company Law and our articles of association, Chinalco may seek to influence the amount of dividends we pay out in order to satisfy its cash flow requirements. Any resulting increase in our dividend payout would reduce funds available for reinvestment in our businesses.

*

Our alumina and primary aluminum production operations are subject to environmental protection laws and regulations in China, which impose such penalties as waste discharge fees, fines or closure of non-compliant plants. Each of our alumina and primary aluminum production plants has implemented a system to control its emissions and to oversee compliance with PRC environmental regulations. However, the PRC government has taken steps, and may take additional steps, towards more rigorous enforcement of applicable laws, and/or adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce existing or new regulations in a more rigorous manner, we may be required to make additional environmental expenditures, which could have an adverse impact on our financial condition.

*

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

*	We are also subject to a number of risks relating to the PRC, including the following:

*

The central and local PRC governments continue to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and characteristics of the industry by means of policies in respect of major project approvals, preferential treatments such as tax incentives, electricity pricing, and safety, environmental and quality control. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may, to some extent, face pressure on profit margins and significant constraints on our ability to expand our business operations or to maximize our profitability.

*

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

*

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

*

Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, or PBOC, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, PBOC announced a reform of its exchange rate system and revalued the Renminbi. Under the reform, Renminbi is allowed to trade against a basket of foreign currencies. Any further appreciation of Renminbi in the future will increase the cost of our export sales, reduce the Renminbi equivalent value of our account receivables denominated in foreign currencies and could adversely affect our financial condition and results of operations. On the other hand, any devaluation of Renminbi may adversely affect the value of, and dividends payable on, our H Shares and ADSs in foreign currencies since we receive our revenue and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi could increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

*

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

See also "Item 4. Information on the Company - Business Overview", "Item 5. Operating and Financial Review and Prospects", "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions", "Item 8. Financial Information" and "Item 11. Quantitative and Qualitative Disclosures about Market Risks".

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

We were incorporated as a joint stock limited company under PRC laws on September 10, 2001. Our scope of business includes bauxite mining, the production of alumina, primary aluminum and ancillary products, and provision of engineering and construction services. Pursuant to a reorganization agreement effective as of July 1, 2001 among Chinalco, Guangxi Investment, Guizhou Development and us, as well as a mining rights agreement between Chinalco and us, substantially all of Chinalco's alumina and primary aluminum production operations, operations of the Research Institute, as well as mining operations and mining rights of bauxite mines and other related assets and liabilities were transferred to us upon our formation.

We are currently the largest producer of alumina and primary aluminum in terms of production and sales volume in China, one of the fastest growing major aluminum markets in the world. Alumina and primary aluminum are our principal products. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a widely used metal and the key raw material for aluminum fabrication. In addition to alumina and primary aluminum, we also produce and sell a comparatively small amount of alumina chemical products, including alumina hydrate and alumina-based industrial chemical products, carbon products, including principally carbon anodes and cathodes, and gallium.

We produced approximately 8,830,000 tonnes of alumina, representing a year-on-year increase of 23%, and approximately 1,100,000 tonnes of alumina chemical products in 2006, representing a year-on-year increase of 17%. Our total alumina products represent approximately 50.1% of all alumina products consumed in China during that year, making us the second largest producer of alumina in the world. The intra-company utilization ratio of alumina was increased to approximately 40% for 2006 from approximately 26% for 2005.

Our alumina production has increased rapidly in the past few years. >From 2002 to 2006, our annual alumina production grew from 5,410,000 tonnes to 9,520,000 tonnes.

Our primary aluminum production of 1,930,000 tonnes in 2006 accounted for approximately 22.3% of China's domestic primary aluminum production for 2006. From 2002 to 2006, our annual primary aluminum production grew from 750,000 tonnes to 1,930,000 tonnes.

Our key operating assets include one bauxite branch, four integrated alumina and primary aluminum production plants, another two alumina refineries and nine primary aluminum smelters, including Jiaozuo Wanfang, which is our 29% owned associated company, in addition to the integrated production plants and one research institute, which also produces a small amount of products on a pilot run basis. Most of our refineries are located in reasonable proximity to abundant bauxite reserves and, as of December 31, 2006, had annual production capacities ranging from 800,000 to 2,217,000 tonnes. Our primary aluminum smelters had annual production capacities ranging from 56,000 to 403,700 tonnes as of December 31, 2006. According to the China Non-ferrous Metals Industry Association, our smelters in Qinghai and Guizhou are the third largest and the fifth largest smelters in China, respectively, in terms of production capacity. Since December 31, 2004, all of our production facilities have been granted ISO9001:2000, OHSAS 18001:1999 and GB/T 28001-2001 accreditations.

Our recent domestic development

We entered into a number of acquisition and joint venture agreements with partners in China and overseas to further increase our alumina and primary aluminum production capacities. On December 6, 2005, we entered into a joint venture agreement with Shanxi Guanlv Co., Ltd. to establish a joint venture company, Shanxi Huasheng Aluminum Company Ltd. The joint venture company started operation in March 2006, with a designed annual production capacity of primary aluminum of approximately 220,000 tonnes. The joint venture company has a registered capital of RMB1,000 million, and we hold a 51% equity interest in it.

On February 17, 2006, our Qingdao Branch was established under the PRC law in Qingdao, with secondary aluminum alloy as its major product. Our Qingdao Branch is designing an aluminum alloy production line with an annual capacity of 120,000 tonnes. The project is expected to be completed at the end of 2007 and investment in the project is expected to be RMB850 million.

In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire the 100% equity interest held by it in Liaoning Fushun Aluminum Co., Ltd., or Fushun Aluminum, with an designed annual production capacity of 140,000 tonnes for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products.

In April, 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydropower Development Co., Ltd. to establish a joint venture company, Chalco Zunyi Alumina Co., Ltd. We hold a 67% equity interest in the joint venture company. The joint venture company is expected to have a designed annual production capacity of alumina of approximately 800,000 tonnes and is expected to commence operation in June 2009. The joint venture company is expected to have a total investment of RMB4,250.0 million and a registered capital of RMB1,400.0 million.

On May 19, 2006, we entered into a Sale and Purchase Agreement with Jiaozuo Wanfang Group to acquire 29% of the issued share capital, or 139,251,064 State-owned legal person shares held by Jiaozuo Wanfang Group in the issued share capital of Jiaozuo Wanfang. Jiaozuo Wanfang has a designed annual production capacity of 272,000 tonnes of primary aluminum. Jiaozuo Wanfang is a joint stock limited company established in the PRC, the shares of which are listed on the Shenzhen Stock Exchange of the PRC. The total consideration paid by us for the acquisition of Jiaozuo Wanfang is RMB247.0 million. We are the largest shareholder of Jiaozuo Wanfang.

In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and other eight companies who were the shareholders of Zunyi Aluminum to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co., Ltd. and all the equity interest from the other eight companies. We have completed our purchase and hold 61.3% of the equity interest of Zunyi Aluminum. Zunyi Aluminum has a designed annual production capacity of aluminum of 110,000 tonnes.

In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire a 55% equity interest in Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. Shandong Huayu has a designed annual production capacity of 100,000 tonnes of primary aluminum, and also has other supporting facilities and two 135MW coal-fired generators.

On July 7, 2006, our Chongqing Branch was established under the PRC law in Chongqing, mainly to produce alumina products. Chongqing Branch is constructing an alumina project with annual capacity of 800,000 tonnes, which is expected to be completed in June 2009. The total investment amounts to RMB4,700 million.

In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd., or Baiyin Nonferrous, and Baiyin Ibis Aluminum Co., Ltd., or Baiyin Ibis. Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and held a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we held 51% equity interest in Gansu Hualu. The joint venture company will have a designed annual production capacity of 127,000 tonnes of primary aluminum.

In addition, on May 29, 2006, we entered into a letter of intent with Guangyuan city government and Sichuan Guangyuan Venus Aluminum Co., Ltd. ("Guangyuan Venus Aluminum") to promote the joint operation of aluminum and electricity. We will hold 26% in the equity interest of Guangyuan Venus Aluminum, which has a designed annual production capacity of 120,000 tonnes of primary aluminum. Negotiation on the terms of the agreements is proceeding.

The following sets forth those of our plants acquired in 2006 that are either currently in operation or under construction:

Plants in operation	Major products

Shanxi Huasheng	Primary aluminum products
Fushun Aluminum	Primary aluminum products
Zunyi Aluminum	Primary aluminum products
Shandong Huayu	Primary aluminum products
Gansu Hualu	Primary aluminum products
Jiaozuo Wanfang	Primary aluminum products

Plants under construction	Major products
Chalco Zunyi Alumina	Alumina products
Qingdao Secondary Aluminum Alloy Branch	Aluminum alloy products
Chongqing Branch	Alumina products

Our recent overseas development

To secure our bauxite supply, we continued to participate in overseas development projects in 2006. We entered into a non-binding Framework Agreement with CVRD on May 24, 2005. Since then, we have been discussing and negotiating the contents of the feasibility study and the product market of the joint venture with CVRD. See "-Business Overview - Production Facilities - Alumina". We submitted a letter of intent to bid for the development of bauxite resources in Aurukun, Australia to the Queensland government in October 2005. We further submitted a non-binding preliminary development proposal to the Queensland government in January 2006. On September 15, 2006, we were selected as the preferred developer of the Aurukun project. On March 23, 2007, we signed the Aurukun project development agreement with the Queensland Government. We expect to enter into an agreement with the indigenous communities within the second quarter of 2007, and then to obtain the mining rights development license for the Aurukun bauxite project. From then on, the feasibility study is expected to commence. See "-Business Overview - Raw Materials - Alumina".

Since 2006, we have made various preliminary preparations for a bauxite exploration project in Guinea, including field investigations by a team of experts, preparation of the authorized and registered area for bauxite exploration, design proposals for the overall exploration planning arrangement, and formally submissions of the exploration plan to the Ministry of Mines of Guinea. Currently, the exploration has commenced.

In addition, we participated in a mining project under cooperation between the PRC and Vietnam governments to exploit bauxite resources in Dak Nong province in Vietnam. In December 2005, we entered into a non-binding memorandum of understanding with VINACOAL regarding the proposed establishment of joint venture companies to explore bauxite resources in Dak Nong province in Vietnam. In 2006, through close cooperation with Vietnam National Coal Corporation, we made a number of preliminary preparations relating to the project, which included completing the plant site investigation and ore washing tests, as well as finalizing the amendments to the preliminary feasibility study, which has been submitted to the Vietnam government. On November 16, 2006, the parties entered into a cooperation agreement regarding the Dak Nong Project. Currently, we are waiting for the Vietnam government's approval on the feasibility study report of the project. See "-Business Overview - Production Facilities - Alumina".

Our capital expenditures in 2004, 2005 and 2006 were RMB10,941.6 million, RMB8,417.9 million and RMB8,694.3 million, respectively. We currently expect our capital expenditures to be approximately RMB16,600 million in 2007. For details of our capital expenditures and our future plan, please see "-Our Expansion and Profit Improvement Plan" and "Item 5 -Operating and Financial Review and Prospects - Capital Expenditures".

Our principal executive office is currently located at No. 62 North Xizhimen Street, Hai Dian District, Beijing, 100082, People's Republic of China. Our contact telephone number is (86)10 8229 8103. Our website is www.chalco.com.cn. Information on our website does not constitute part of this annual report.

Strategic Investor

We and Alcoa agreed in 2001 to develop a long-term strategic relationship. The key components of this relationship involve an investment in our company and the formation of a joint venture company, Guangxi Pingguo JV, to own and operate our Pingguo facilities. To establish this strategic relationship, we and Alcoa entered into:

*

a strategic investor subscription agreement, dated November 5, 2001, or Subscription Agreement, pursuant to which Alcoa agreed to purchase our shares in our initial global share offering in December 2001 at the initial public offering price of an amount of shares that would constitute 8.0% of our outstanding share capital immediately following the global offering; and

*

a memorandum of understanding, or the MOU, dated November 12, 2001, which sets forth the basis on which we propose to form the Guangxi Pingguo JV to own and operate the alumina and primary aluminum production facilities at our Guangxi plant.

The primary aspects of our strategic relationship with Alcoa are described below.

Investment in Our Company

Holding 6.86% of our issued share capital, Alcoa maintains a strategic stake in our shares and is entitled to appoint one director to our board of directors, to participate in any future projects we may contemplate undertaking with a foreign partner in bauxite mining, alumina refining or primary aluminum smelting in China, and to establish a second equity joint venture with us so long as we and Alcoa agree that the initial joint venture company at the Guangxi plant represents a successful beginning to our strategic relationship.

In addition, Alcoa has given us the right of first refusal to participate in any future projects Alcoa may contemplate undertaking with a domestic partner in the PRC in bauxite mining, alumina refining or primary aluminum smelting.

Joint Venture at Our Guangxi Plant

The MOU sets forth the basis on which we and Alcoa intend to form a limited liability equity joint venture company as equal 50% shareholders of our Guangxi plant for the purpose of mining bauxite, refining alumina and smelting aluminum. The term of the Guangxi Pingguo JV is proposed to be 50 years.

In April 2004, we received a notification from the NDRC regarding their approval on March 29, 2004 of the establishment of the Guangxi Pingguo JV. For further information, see "Item 4. Information of the Company - Our Facilities - Guangxi Plant".

According to the MOU, the board of directors of the Guangxi Pingguo JV will consist of six directors, of which we will appoint three and Alcoa will appoint the other three. The chairman of the board of directors is to be elected from among the directors that we appoint. The vice-chairman is to be elected from among the directors appointed by Alcoa. The day-to-day management of the Guangxi Pingguo JV will be the responsibility of a general manager nominated by Alcoa and appointed by the board of directors of the Guangxi Pingguo JV.

Pursuant to the Subscription Agreement, as amended, if the final joint venture agreement for the Guangxi Pingguo JV is not executed within eight months from the closing of our global offering or if all necessary relevant PRC government approvals for the Guangxi Pingguo JV are not obtained within twelve months from the closing of our global offering due to the failure of a party to abide by the terms of the MOU, the defaulting party would be obliged to pay US$7.5 million (equivalent to RMB62.1 million) to the other party as compensation and the restrictions on Alcoa's ability to sell our shares will terminate. We continue to work closely and actively with Alcoa to seek the opportunity of establishing a joint venture. As of December 31, 2006, we have not made any claim against Alcoa nor has Alcoa made any claim against us for compensation under the Subscription Agreement, as amended.

Our Initial Public Offering

In December 2001, we completed our global initial public offering in which 2,749,889,968 H Shares were listed on the Hong Kong Stock Exchange (stock code 02600) and 409,646,400 H Shares in the form of ADSs were sold in the United States and listed on the NYSE under the symbol "ACH".

Our H Shares Placement in 2004

On January 6, 2004, we placed 549,976,000 additional H Shares, each with a par value of RMB1.00, to certain independent professional and institutional investors who are non-U.S. persons outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933 at a price of HK$5.658 per H share. The net proceeds amounted to RMB3,251.0 million. As of December 31, 2006, RMB3,118 million from our H Share placement was used for capital expenditures.

Our Recent H Shares Placement

We placed 644,100,000 H Shares in the share capital of our Company at a price of HK$7.25 per H Share on May 9, 2006. The net proceeds from the placement of the 600,000,000 new H Shares of our Company were HK$4,248 million (equivalent to RMB4,391 million). We will use the net proceeds arising from the Placement for possible acquisitions of domestic primary aluminum projects and for general working capital purposes.

The Placing shares were listed on the Hong Kong Stock Exchange on May 19, 2006. As of December 31, 2006, RMB1,104.0 million of our net proceeds from our H Share placement was used for capital expenditures.

The A Shares Offering

As approved by the shareholders at a Special General Meeting held on February 27, 2007, we issued no more than 1,500,000,000 domestically listed Renminbi-denominated ordinary shares by way of share exchange with all the shareholders of Shandong Aluminum and Lanzhou Aluminum other than us, including the third party or parties (if any) who provide cash alternatives to the shareholders of Shandong Aluminum and Lanzhou Aluminum. Because the proceeds from our A Share issuance was used to acquire Shandong Aluminum and Lanzhou Aluminum, we did not raise any fund by the issuance.

The dealings of the A Shares on the Shanghai Stock Exchange commenced on April 30, 2007. We initially offered 1,236,731,739 A Shares at the price of RMB 6.60 for each share. Our total share capital increased to 12,886,607,892 shares, comprising 7,794,564,567 restricted A Shares, 1,148,077,357 unrestricted A Shares and 3,943,965,968 H Shares. Chinalco's equity interest in us decreased from 39.59% to 35.79% as a result of the A Share issuance. At the same time, China Orient transferred all of its equity interest in us to Chinalco, and ceased to be our shareholder. Chinalco's equity interest in us increased to 40.46% as a result of the transfer.

Our Short-term Bonds Offering

In May and December 2006, we issued domestic short-term bonds in the total principal amount of RMB3 billion and RMB2 billion, respectively, at a par value of RMB100 each for net proceeds of approximately RMB2,988 million and approximately RMB1,925 million, respectively. These bonds bear interest at the rates of 3.13% and 3.44%, respectively, and have a maturity period of one year.

In March 2007, we obtained Board approval to issue short-term bonds in the principal amount of not more than RMB5 billion and with a maturity period of one year, which was then approved by our shareholders at the annual general meeting held on May 18, 2007. On June 15, 2007, we issued domestic short-term bonds in the total principal amount of RMB3 billion at coupon interest rate of 3.55%. The net proceeds of the short-term bonds issuance will be principally used as our working capital.

Our Long-term Bonds Offering

A resolution relating to the issue of long-term corporate bonds by us in a principal amount not exceeding RMB5 billion was approved at our Special General Meeting held on February 27, 2007. On March 19, 2007, we received the requisite approvals and on June 13, 2007, we issued long-term corporate bonds in the principal amount of RMB2 billion. The bonds have a ten-year fixed rate with an annual rate of 4.50%. The proceeds raised from the bonds issuance will be used mainly for renovation or expansion projects of alumina and aluminum.

BUSINESS OVERVIEW

Our Principal Products

We manage our operations according to our two principal business segments. Our alumina segment includes the production and sale of our alumina-related products, namely, alumina and alumina chemical products, including alumina hydrate, alumina-based industrial chemical products and gallium. Our primary aluminum segment includes the production and sale of our primary aluminum-related products, namely, primary aluminum (including both ingots and other primary aluminum products) and carbon products. External sales of our alumina and primary aluminum segments accounted for approximately 44.3% and 54.5%, respectively, of our total revenue in 2006. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a key raw material for aluminum fabrication.

Our alumina segment products consist primarily of alumina, which accounted for approximately 92.75% of our total alumina segment output based on total production volume in 2006. Other alumina segment products consist primarily of alumina chemical products, including alumina hydrate, alumina-based industrial chemical products and gallium. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce small amounts of gallium, which is a related product and a high-value rare metal with special uses in the electronics and telecommunications industries.

Our most important primary aluminum product is ingots, which accounted for approximately 89.12% of our total primary aluminum output in 2006. Our standard ingots are 20-kilogram remelt ingots used for general aluminum fabrication primarily for the auto, construction, power and consumer goods industries. Other than ingots, we also produce a small amount of high value-added and high-margin primary aluminum, such as electrical aluminum and aluminum alloys used for special industrial applications. In 2006, we continued to adjust our product mix to increase the production of high value-added primary aluminum, such as increasing the production of aluminum alloys by approximately 89.0% compared to 2005, to realize the higher margin of such products. Our primary aluminum plants produce carbon products (principally carbon anodes and cathodes) used in smelting operations.

The carbon we produce supplies substantially all of the carbon products required for our smelters. We also sell some of our carbon products to external smelters.

Since 2003, we have started to recycle scrap materials for our primary aluminum production. In 2006, our Shandong Plant used recycled materials to produce approximately 47,000 tonnes primary aluminum products. At present, only our Shandong Plant has the capability to produce primary aluminum products from recycled materials.

Our Production Capacity

The following table sets forth the production capacity of alumina and primary aluminum for each of our plants as of December 31, 2006:

Production Capacity
as of December 31, 2006

Plant	Alumina	Primary Aluminum

(in thousand tonnes) (1)

Guangxi plant	850.0	139.5
Zhongzhou plant	1,570.0	-
Qinghai plant	-	367.0
Shanxi plant	2,217.0	-
Guizhou plant	800.0	403.7
Henan plant	2,050.0	56.0
Shandong plant	1,500.0	75.0
Shanxi Huaze	-	280.0
Lanzhou Aluminum(2)	-	160.0
Shanxi Huasheng	-	220.0
Fushun Aluminum	-	140.0
Jiaozuo Wanfang(3)	-	272.0
Zunyi Aluminum	-	110.0
Shandong Huayu	-	100.0

Gansu Hualu	-	140.0
Research Institute	20.0	18.0

Total	9,007.0	2,481.2

(1)

Our production capacity takes into account designed capacity and subsequent modifications. Designed capacity is based on various assumptions including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

(2)

As of December 31, 2006, Lanzhou Aluminum was our associated company owned as to 28% of its equity interest and its results of operations were not consolidated into our financial statements. Production capacity presented above represents 100% of Lanzhou Aluminum's smelting capacity. See Notes 11(b) and 19(a) to our audited consolidated financial statements. After the A Shares issuance on April 30, 2007, Lanzhou Aluminum became our wholly-owned subsidiary.

(3)

Jiaozuo Wanfang is our associated company owned as to 29% of its equity interest. Its results of operations are not consolidated into our financial statements. Production capacity presented above represents 100% of Jiaozuo Wanfang's smelting capacity. See Note 11(b) to our audited consolidated financial statements.

The following table sets forth, for the periods indicated, information relating to our production volumes of the alumina segment and primary aluminum segment products:

Years Ended December 31,

Production Volume by Product	2004	2005	2006

(in thousand tonnes, except Gallium)

Alumina segment
Alumina	6,351.0	7,181.0	8,830.0
Alumina chemical products	469.0	937.0	1,100.0
Gallium (in tonnes)	23.0	22.2	25.5
Primary aluminum segment
Primary aluminum (1)(2)(3)	770.0	1,051.6	1,930.0
Carbon	623.0	672.0	1,060.0

- 21 -

-----------------------------------------------

(1)	Including ingots and other primary aluminum products.

(2)

As of December 31, 2006, Lanzhou Aluminum was our associated company owned as to 28% of its equity interest whose results of operations were not consolidated into our financial statements. Production volumes for 2006 presented above included 172,000 tonnes which represent 100% of Lanzhou Aluminum's production volumes. See Notes 11(b) and 19(a) to our audited consolidated financial statements.

(3)

Jiaozuo Wanfang is our associated company owned as to 29% of its equity interest. Its results of operations are not consolidated into our financial statements. Production volumes for 2006 presented above include the 148,000 tonnes that represent 100% of Jiaozuo Wanfang's production volumes. See Note 11(b) to our audited consolidated financial statements.

Production Process

Alumina

Alumina is produced from bauxite, an aluminum-bearing ore, by a chemical refining process. The production process to be used for producing alumina is determined by the mineral composition of the bauxite used. The production process generally includes the sintering process, the Bayer process, the hybrid Bayer-sintering process or the ore-dressing Bayer process. Most of the bauxite found in China is diasporite bauxite of a particular mineralogy, with high alumina content but relatively higher silica content, resulting in low alumina-to-silica ratios. The Bayer process cannot efficiently refine such bauxite unless the alumina-to-silica ratio of the bauxite is raised sufficiently prior to refining. Refining low alumina-to-silica ratio bauxite generally requires the use of either the sintering process or the hybrid Bayer-sintering process that we have developed and improved to enable the efficient processing of diasporite bauxite generally found in China.

Primary Aluminum

Alumina is converted into primary aluminum through a smelting process using electrolytic reduction. This electrolytic process takes place in a reduction cell, or "pot", a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into moulds to produce foundry ingots or further refined to form fabricating ingots. Most of the primary aluminum we produce is in the form of ingots.

The two methods commonly used to produce primary aluminum are the "pre-bake" reduction process and the "soderberg" reduction process. Most modern aluminum production facilities adopt the pre-bake reduction. As of December 31, 2006, all of our primary aluminum capacity used pre-bake anode reduction pot-lines. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where the pollutants can be contained. The cells themselves are enclosed with removable panels, so that the waste gases produced can be extracted using large exhaust fans. These gases are then treated and purified to reduce emissions of dust and fluoride to acceptable levels.

Production Facilities

Alumina

We operate six main alumina production facilities. Four of these six refinery plants are integrated with primary aluminum smelting operations. Our total designed annual production capacity for alumina products was approximately 9,007,000 tonnes as of December 31, 2006. In 2006, our actual production of alumina products was approximately 8,830,000 tonnes of alumina and approximately 1,100,000 tonnes of alumina chemical products. In 2006, we supplied approximately 3,570,000 tonnes to our own smelters, and sold the rest to other domestic smelters. All of our alumina chemical products in the alumina segment we produced in 2006 were sold externally, either domestically or exported for chemical, pharmaceutical and other uses.

The following table sets forth the designed annual production capacity, alumina production output, alumina chemical products production output and the utilization rate of each of our alumina refineries and our Research Institute as of December 31, 2006.

As of December 31, 2006
Alumina
Designed		Chemical
Annual	Alumina	Products
Production	Production	Production	Utilization	Production
Capacity (1)	Output	Output	Rate (2) (%)	Process
(in thousand tonnes, except percentages)

Shanxi plant	2,217.0	2,173.6	18.4	99.0	Hybrid Bayer-sintering
Henan plant(3)	2,050.0	2,163.8	208.5	113.5	Hybrid Bayer-sintering
Shandong plant	1,500.0	927.1	635.0	85.6	Sintering
Guizhou plant(3)	800.0	1,016.1	12.2	128.0	Hybrid Bayer-sintering
Zhongzhou plant(3)	1,570.0	1,624.5	154.6	110.0	Sintering and Bayer
Guangxi plant(3)	850.0	919.9	35.6	110.9	Bayer
Research Institute(4)	20.0	-	34.3	113.0	Bayer

Total	9,007.0	8,825.0	1,098.6	105.7

(1)

Our production capacity takes into account designed capacity and subsequent modifications. Capacity is based on various assumptions, including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

(2)

The capacity utilization rate is derived from the summation of (i) the production output of alumina chemical products multiplied by a quotient based on alumina content in these alumina chemical products and (ii) the production output of alumina divided by production capacity of a particular plant. Rates greater than 100% reflect the higher productivity obtained through the use of higher-grade bauxite than originally contemplated in capacity calculations.

(3)	Due to the technology upgrading of each refinery, our production capacity now exceeds our designed production capacity.

(4)

The alumina chemical products production facilities of our Research Institute are test facilities for research and development purposes. These products are sold commercially, and such sales are included in our total revenue.

Overseas investment

To secure future bauxite and alumina supply, we have participated in several overseas projects in Brazil, Australia Guinea and Vietnam. On May 24, 2004, we entered into a non-binding Framework Agreement with CVRD, a corporation duly organized and existing under the laws of the Federative Republic of Brazil, for the establishment of a joint venture company, ABC Refinery, producing alumina in Brazil. We further entered into the first and second Amendment to the Framework Agreement in November 2004 and January 2005, respectively, to set forth the details and schedule of ABC Project.

It is intended that ABC Refinery will be owned by the joint venture company and shall be established as a first class alumina refinery with high competitiveness globally. The intended alumina capacity of the initial phase of ABC Refinery will be 1,800,000 tonnes per year, and may reach a final capacity of 7,200,000 tonnes per year through phased expansions. The proposed development of the ABC Refinery will involve a series of related transactions involving mining, transportation, shipping and port developments. Since 2006, we have been discussing and negotiating the contents of the feasibility study and the product market of the joint venture with CVRD.

We participated in a mining project under cooperation by the PRC and Vietnam governments to exploit bauxite resources in Dak Nong province in Vietnam. In December 2005, we entered into a non-binding memorandum of understanding with VINACOAL regarding the proposed establishment of joint venture companies to explore the bauxite resources in Dak Nong province in Vietnam. In 2006, through close cooperation with Vietnam National Coal Corporation, we made a number of preliminary preparations relating to the project, which included completing the plant site investigation and ore washing testings, as well as finalizing the amendments to the preliminary feasibility study, which has been submitted. In November 2006, the parties entered into a cooperation agreement regarding the Dak Nong Project. The alumina production capacity in the initial phase of such project is expected to be 1,900,000 tonnes per annum. Currently, we are waiting for the Vietnam government's approval on the feasibility study report of the project.

We submitted a letter of intent to bid for the development of bauxite resources in Aurukun, Australia to the Queensland government in October 2005. We further submitted a non-binding preliminary development proposal to the Queensland government in January 2006. On September 15, 2006, we were selected as the preferred developer of the Aurukun project. We are the first PRC enterprise ever to obtain large-scale bauxite resources in a western developed country by virtue of its own comprehensive capabilities in technologies, management and investment. On March 23, 2007, we signed the Aurukun project development agreement with the Queensland Government. The alumina production capacity of such project is 2,100,000 tonnes per annum. We expect to enter into an agreement with the indigenous communities within the second quarter of 2007, and then to obtain the mining rights development license for Aurukun bauxite project. From then on, the feasibility study is expected to commence.

Since 2006, we have made various preliminary preparations for the bauxite exploring project in Guinea, including field investigation by expert team, preparing the bauxite registered area exploration, design proposal for proposing the overall planning exploration arrangement, and formally submitting the exploration plan to the Ministry of Mines of Guinea. Currently, related work has been commenced.

Primary Aluminum

We operate thirteen major primary aluminum production facilities located in eight provinces in China. Four of these thirteen smelter plants are integrated with alumina refining operations and are self-sufficient with respect to alumina supply. In addition, our Research Institute also operates a test plant that produces primary aluminum in connection with its research and development.

Six of the thirteen primary aluminum production facilities, namely Shanxi Huasheng, Fushun, Shandong Huayu, Zunyi, Gansu Hualu and Jiaozuo Wanfang, were acquired by us in 2006. These six smelters have a designed annual production capacity of approximately 220,000 tonnes, 140,000 tonnes, 100,000 tonnes, 110,000 tonnes, 127,000 tonnes and 272,000 tonnes, respectively, and the total production capacity is 969,000 tonnes.

The total production capacity for primary aluminum production of all thirteen of our smelters, including four integrated alumina and primary aluminum production plants, Lanzhou Aluminum and Jiaozuo Wanfang, and our Research Institute in 2006 was 2,481,200 tonnes. In 2006, we, including Lanzhou Aluminum and

Jiaozuo Wanfang, produced approximately 1,930,000 tonnes of primary aluminum. Lanzhou Aluminum and Jiaozuo Wanfang, however, as of December 31, 2006, were our associated companies owned respectively as to 28% and 29% of their equity interest. The results of operations of Lanzhou Aluminum and Jiaozuo Wanfang are not consolidated into our audited financial statements. See Note 11(b) to our audited consolidated financial statements.

The following table sets forth the designed annual production capacity, output of aluminum products, the utilization rate and the smelting equipment used in each of our aluminum smelters and our Research Institute as of December 31, 2006:

As of December 31, 2006
	Production	Aluminum	Utilization
Plant	Capacity(1)	Output	Rate (2) (%)	Smelting Equipment
(in thousand tonnes, except percentages)

Qinghai plant	367.0	382.2	104.1	60 kA pre-bake
Guizhou plant	403.7	362.7	89.8	160 kA & 186kA pre-bake
Guangxi plant	139.5	136.2	97.6	160kA &320kA pre-bake
Shandong plant	75.0	125.7	167.6	85kA pre-bake
Henan plant	56.0	41.3	73.8	85kA pre-bake
Shanxi Huaze	280.0	270.2	96.5	300kA pre-bake
Lanzhou Aluminum(3)	160.0	172.0	107.5	200kA & 75kA pre-bake
Shanxi Huasheng(4)	220.0	114.9	52.2	300 kA pre-bake
Fushun Aluminum(4)	140.0	100.0	71.4	200 kA pre-bake
Jiaozuo Wanfang(4) (5)	272.0	68.4	25.1	280 kA pre-bake
Zunyi Aluminum(4)	110.0	42.6	38.7	200 kA pre-bake
Shandong Huayu(4)	100.0	54.3	54.3	240 kA pre-bake
Gansu Hualu(4)	140.0	34.6	24.7	160 kA & 210kA pre-bake
Research Institute (6)	18.0	17.2	95.5	140 kA & 280kA pre-bake

Total	2,481.2	1,922.3	77.5

(1)	Production capacity takes into account designed capacity, subsequent modifications and down time for ordinary maintenance and repairs. Our production capacity includes new projects completed in 2006.

(2)	The capacity utilization rate is determined by dividing the production output of a particular plant by that plant's production capacity.

(3)

As of December 31, 2006, Lanzhou Aluminum was our associated company owned as to 28% of its equity interest. The results of operations of Lanzhou Aluminum were not consolidated into our audited financial statements. See Note 11(b) and Note 19(a) to our audited consolidated financial statements.

(4)	We acquired Shandong Huasheng, Fushun Aluminum, Shandong Huayu, Zunyi Aluminum, Gansu Hualu and Jiaozuo Wanfang in 2006. The aluminum production capacities of these smelters were their total designed annual production capacity. The aluminum outputs were calculated from the date of their acquisition.

(5)

As of December 31, 2006, Jiaozuo Wanfang was our associated company owned as to 29% of its equity interest. The results of operations of Jiaozuo Wanfang were not consolidated into our audited financial statements. See Note 11(b) to our audited consolidated financial statements. As we exercise significant influence over Jiaozuo Wanfang, 100% of its designed annual production capacity and its production volume are included in the table above.

(6)

The primary aluminum production facilities of our Research Institute are experimental facilities for research and development purposes. Primary aluminum produced at the smelter is sold commercially, and such sales are included in our total revenue.

Raw Materials

Alumina

Bauxite is the principal raw material for the production of alumina. On average, our refineries consume approximately 1.8 tonnes of bauxite to produce one tonne of alumina. We used approximately 13,600,000 tonnes, 15,800,000 tonnes and 18,760,000 tonnes of bauxite in our alumina production in 2004, 2005 and 2006, respectively. In 2006, bauxite cost represented approximately 23%, as compared to 21.3% in 2005 of our per unit alumina production costs.

Supply. The predominant use of bauxite is for alumina production. We are the largest alumina producer in China and expect to remain so for the foreseeable future. Therefore, we intend to use our dominant market position to obtain bauxite on favorable terms. Except for our Shandong Plant, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to save transportation costs. We procure our bauxite supply principally from three sources:

*	our own bauxite mining operations;

*	jointly operated mines; and

*	purchases from other suppliers, which principally include small independent mines and, to a lesser extent, imports.

We purchase bauxite from a number of suppliers. We are not dependent on any single supplier or small group of suppliers for our bauxite requirements. We endeavor to explore new bauxite reserves and streamline our bauxite procurement system to support the growth of our alumina production. In 2006, the Chongqing Nanchuan mine became our newly owned mine under the charge of our Chongqing branch. In addition, the Yangcheng Nanpo jointly operated mine was newly added to our Shanxi branch in 2006. In 2006, the production of our owned mines and jointly operated mines was 8,825,600 tonnes, an increase of 29% as compared to 2005.

The following table sets forth, for the periods indicated, the proportion of our bauxite requirements supplied by our three sources:

Years Ended December 31,
2004	2005	2006
	Percentage of		Percentage of		Percentage of
Total	our total	Total	Our Total	Total	our Total
Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply
	(%)		(%)		(%)

(in thousand	(in thousand	(in thousand
tonnes)	tonnes)	tonnes)

Our owned mines	2,237.3	16.4	2,988.1	18.9	4,115.3	21.4
Jointly operated mines	2,501.3	18.4	3,854.8	24.4	4,710.3	24.6
Other suppliers	8,889.4	65.2	8,949.6	56.7	10,343.4	54.0

Total	13,628.0	100%	15,792.5	100%	19,169.0	100%

The total designed annual production capacity of our own mines was 5.17 million tonnes, and the total bauxite production in 2006 is 4.12 million tonnes.

Owned Mines. We currently have eleven open-pit mines. As of December 31, 2006, these mines had approximately 204.84 million tonnes of aggregate proven and probable bauxite reserves as such terms are defined by the SEC. This amount of bauxite reserves would be sufficient to sustain our mining operations in excess of 30 years assuming an annual mining output of 5,000,000 tonnes. As none of our mines produce bauxite for external sales, we are assured of full access to the bauxite produced by our own mines. In 2006, we sourced approximately 21.4% of our bauxite from mines that we own and operate.

The respective terms of the mining rights permits are the shorter of the estimated working life of the mine and 30 years beginning 2001. In addition to mining rights permits, in order to operate these mines, we are required to have land use rights over the land relating to these mines. We lease land use rights relating to all these mines from Chinalco pursuant to a land use rights leasing agreement that we entered into upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as eight years. All of our land use rights leases end on the expiry date of the mining rights or the end of the actual mine life, whichever is earlier. Both the land use rights and their leases are renewable.

Jointly Operated Mines. We currently jointly operate 17 bauxite mines. Jointly operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. As of December 31, 2006, we have obtained mining rights certificates for all of our 17 jointly operated mines.

Jointly operated mines are typically smaller than our own mines but larger than the small independent mines in terms of reserves and production scales. Our 17 jointly operated mines had approximately 28.98 million tonnes in the aggregate of proven and probable bauxite reserves as such terms are defined by the SEC. Security of supply from jointly operated mines is contingent upon the extension or renewal of the joint operation arrangements and mining rights upon their expiration. Accordingly, we view our jointly operated mines, as a group, to be a stable, long-term source of our bauxite supply, although the particular mines comprising this group are likely to change. Jointly operated mines supplied 24.6% of our bauxite needs in 2006.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. However, we also secure a small portion of bauxite from overseas. Bauxite secured from other suppliers accounted for 54.0% of our total bauxite supply in 2006.

*

Small Independent Mines. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have historically been our important source of bauxite. The average price of bauxite from small independent mines increased by 3.5% from 2005 to 2006.

*	In addition, we also source a small portion of bauxite from other overseas suppliers.

Bauxite Procurement. A mineral resource department in our headquarters is responsible for the control and coordination of the supply of our bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we decide on the amount of bauxite that we wish to source from our own mines, and allocate the remaining requirements among the jointly operated mines and other suppliers. Given the increasing price of bauxite supplied by external independent mines resulting from high market demand, our management or operational control of our own mines and jointly operated mines generally allows us to adjust the procurement levels from these sources during the course of the year to accommodate market conditions.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, as measured by reference to its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. The average alumina-to-silica ratio of the proven and probable reserves of our own mines is from 6.5:1 to 7:1.

Prices. There is neither governmental regulation of bauxite prices nor an official trading market for bauxite in China. We negotiate and agree on bauxite prices with our suppliers, based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. Because we procure bauxite from three different sources, our total bauxite cost is influenced by the following factors:

*	the cost of our own mining operations;

*	the terms of our operational arrangements with respect to our jointly operated mines; and

*	the market conditions relating to purchases from small independent mines.

Primary Aluminum

An average of approximately 2.0 tonnes of alumina and 14,500 kWh of electricity were required to produce one tonne of primary aluminum. Alumina and electricity, the two principal ingredients in the smelting process in terms of volume and cost, accounted for approximately 47% and 30%, respectively, of our unit primary aluminum production costs in 2006. We also require carbon anodes, carbon cathodes and sodium fluoride in the smelting process.

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi smelters have historically sourced all or substantially all of the alumina they required from their respective integrated refineries. All our plants which do not have alumina refining operations on site have obtained alumina internally from our own alumina refineries. Due to mergers and consolidation, there were 34 primary aluminum smelters with an annual production volume not less than 100,000 tonnes in the PRC as of December 31, 2006. The average production volume of the 34 primary aluminum smelters is approximately 106,000 tonnes. With the development of the primary aluminum industry, our competitiveness has been enhanced. As of December 31, 2006, the total amount of alumina consumed by our smelters is 3,570,000 tonnes.

Supplemental Materials, Electricity and Fuel

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and heavy oil are the other principal items required for our alumina production. We established a supplies department in our headquarters to control and coordinate the budgeting and procurement for all major items required for our production. In addition, to raise the efficiency of materials flow, a distribution center was set up at each production facility. However, our efforts in improving the efficiency of material supplies by the procurement system were to a certain extent offset by the significantly increased prices for coal and fuel due to their short supply in 2006.

Electricity. Electricity is one of the principal forms of energy used in our refining process. Electricity represented approximately 7% of our unit alumina production cost in 2006.

To the extent that power produced by the joint operation facility is insufficient to meet a refinery's total power requirements, we purchase the shortfall from regional power grids at government-mandated rates pursuant to power supply agreements. Power prices in China can vary, sometimes substantially, from one region to another, based on power production costs in the region as well as the consuming community's ability to pay. Accordingly, power costs for our various plants differ. Most of our electricity supply agreements are one to three year renewable contracts with regional power grids.

Coal. Large quantities of coal are used as a reducing agent and as fuel to produce steam and gas in the alumina refining process. The coal we consumed directly in the alumina refining process in 2006 represented 7% of our unit alumina production costs. Additional amounts of coal were used to produce steam and electricity in connection with refining for the same periods.

To secure our coal supply, we entered into a joint venture agreement with Jiaozuo Coal (Group) Co., Ltd., or Jiaozuo Coal, on April 12, 2004 to establish a joint venture company in Henan Province to operate coal mines and manage coal processing business on May 15, 2004. We contributed 30% of the total registered capital in the amount of RMB45.0 million by way of cash and Jiaozuo Coal contributed 70% of the total registered capital in the amount of RMB105.0 million by way of cash and revaluated coal mining rights in respect of Zhaogu mine. Zhaogu mine is currently under construction and the construction is expected to be completed by the end of 2008. According to the joint venture agreement, we are entitled to all of the slack coal produced by the joint venture company.

Alkali. Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. We purchase all of our alkali from outside suppliers. Alkali accounted for 7% of our unit alumina production cost in 2006.

Heavy Oil. Heavy oil is used as fuel in the calcination of aluminum hydroxide to make alumina. Most of our refineries use heavy oil. Heavy oil represented approximately 4% of our unit alumina production cost in 2006.

There is no governmental regulation of the prices of heavy oil, alkali or coal. The prices are set at market rates or through negotiations. We have not experienced difficulty in obtaining these materials in sufficient quantity and at an acceptable price.

Deliveries of raw materials and supplemental materials are generally made on a monthly basis. Our raw material suppliers arrange for railway transportation of these raw materials by submitting to local bureaus of the Ministry of Railways their annual and monthly transportation plans. These local bureaus then arrange for appropriate rail transportation to transport such raw materials or fuel to our refineries.

Primary Aluminum

Electricity. Smelting primary aluminum requires a substantial, continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Costs of electricity have increased period by period in the recent years due to severe shortage of electric power in China. In 2006, electricity prices increased due to the government adjustment. Accordingly, our electricity purchase price increased 2.9% compared to 2005. We rely on electricity from the power grids for our smelter operations. We purchase electricity from regional power grids. Prices for electricity supplied by the power grids under power supply contracts are set by the government based on the power generation cost in the region and the consumers' ability to pay. Industrial users within each region are generally subject to a common electricity tariff schedule, but rates vary, sometimes substantially, across regions. Each regional power grid serves a region comprising several provinces. The regional power grids generally rely on multiple power sources to generate electricity, with coal and hydro power being the two most common sources. We believe that the different types of power sources do not imply different degrees of reliability of supply, and that our power supply from the grids is generally not reliant upon any particular generation facility supplying the grid.

Electricity purchased from different power grids is subject to different tariff levels. All of our production facilities currently enjoy preferential discount electricity prices granted by local government authorities. Our smelters' average electricity cost was RMB0.348/kWh in 2006. Our electricity costs per tonne of primary aluminum for 2006 represented 30% of our unit primary aluminum production costs. A major challenge to our strategy of enhancing the competitiveness of our primary aluminum operations is the high price of electricity in China. In 2006, the total electricity used in the smelting operations at our primary aluminum production facilities was 27.8 billion kWh.

Carbon Products. Carbon anodes and cathodes are key elements of the smelting process. As of December 31, 2006, carbon anodes represented 9.98% of our unit primary aluminum production costs. Each of our smelters produces carbon products other than carbon cathodes, such as carbon anodes. Only our Guizhou plant has a carbon cathode production facility, which supplies all of our smelters with the carbon cathodes required and sells any excess domestically to outside smelters.

Suppliers

We rely on our suppliers for the supply of raw materials including bauxite, coal, heavy oil and alkali. The amount of raw materials provided by our five largest suppliers for alumina products and primary aluminum products accounted for 7% and 21%, respectively, of our total cost of raw materials for 2006. Raw materials provided by our largest supplier accounted for 3% and 7%, of our total cost of raw materials for alumina and primary aluminum, respectively, in 2006. All payments to our suppliers are in Renminbi.

Sales and Marketing

We coordinate our major sales and marketing activities at our corporate headquarters. We set uniform prices for our alumina sales and set minimum prices in each region where our primary aluminum is sold. We have consolidated the networks of our branch offices to eliminate overlapping of administrative support and to reduce sales costs. In response to increasingly intensified competition, we established Shandong Alumina Chemicals Sales Department to centralize the sales of our alumina chemical products. Our subsidiaries have also played an important role in improving our after-sales services and enhancing our influence in the marketplace.

In 2003, as part of our centralized management program, we required all sales of alumina and primary aluminum to be settled upon delivery. However, due to the increased number of the subsidiaries acquired by us, our net trade receivables increased from RMB179.2 million as of December 31, 2005 to RMB358.6 million as of December 31, 2006. Since 2004, we have required our customers to make prepayments and deposits for purchases of alumina. The total amount of deposits and prepayments received was RMB425.7 million as of December 31, 2006. We expect to continue this policy so long as market demand remains strong.

Alumina

We sell a portion of the alumina we produce to our own primary aluminum smelters and a majority of our alumina output to external customers. In 2006, we used approximately 3.57 million of approximately 8.83 million tonnes of our total alumina output internally, which represented approximately 40% of our total alumina production. The volume of internal sales includes the alumina we sold to our associated companies, namely Lanzhou Aluminum, which became our wholly-owned subsidiary after the A Share issuance on April 30, 2007, and Jiaozuo Wanfang. We sold approximately 5.26 million tonnes of alumina externally in 2006. All of our output of alumina chemical products is sold externally.

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

Based on the sales allocations we make at the annual conference, we and our customers typically enter into one-year sales agreements that set forth their total allocation and sales schedules. At the time of entering into these one-year sales agreements, prices are left open and determined at or near the time of delivery at the then prevailing market price. We apply uniform prices to alumina sales regardless of where the alumina is produced. If a customer does not accept our price near the time of delivery, it may refuse to take delivery despite the one-year agreement. We began selling a portion of our alumina pursuant to long-term sales contracts in 2001. Since January 1, 2004, we have gradually entered into three-year or five-year sales contracts for alumina. The external sales volume under these long-term sales contracts accounts for approximately 54% of the total sales volume in 2006. Under these contracts, the sales volume is fixed, and the price is linked to an index of three-month futures price of primary aluminum quoted at the Shanghai Futures Exchange.

Customers

We sell our alumina to smelters throughout China. Sales to our five largest external customers accounted for 17.7%, 12.9% and 13% of our total external alumina revenue for 2004, 2005 and 2006, respectively. Sales to our largest customer accounted for 4.3%, 3.6% and 4%, respectively, of our total external alumina revenue for the same periods. All of these major customers in the last three years were domestic smelters.

Pricing

We sell our alumina products by way of spot sales or under long-term contracts. Pricing for our alumina products is determined by the nature of the sale as described below.

Spot sales. We set, and adjust as necessary, uniform sales prices for alumina produced by any of our refineries. In 2006, The highest and lowest spot price of domestic alumina was RMB6,500 per tonne and RMB2,300 per tonne, respectively. The annual average selling price of our alumina was RMB4,107 per tonne, representing a year-on-year increase of 7.4%. We set uniform prices for all our external sales of alumina by reference to import costs of alumina, the market supply and demand conditions, as well as our short-term and mid-term projections. Our pricing generally takes into account:

*	free-on-board Australia prices for alumina exports into China;

*	international transportation costs;

*	the applicable standard PRC import tariff;

*	value-added tax at 17%;

*	import related fees; and

*	domestic demand and supply conditions.

Long-term contracts sales. Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since 2001, we have entered into a number of domestic long-term alumina sales contracts with three-year terms, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange can affect our alumina prices under these long-term contracts, and such effects may increase as we increase the proportion of alumina sales under long-term contracts.

Primary Aluminum

Substantially all of our primary aluminum products are sold externally. In 2006, we sold approximately 1,930,000 tonnes of primary aluminum, including the sales made by Lanzhou Aluminum and Jiaozuo Wanfang, with the average price of RMB20,548 per tonne, representing a year-on-year increase of 23.1%.

Sales

We sell our primary aluminum through two channels:

*

Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our established customers. These may be long-term or short-term contracts, and a smelter plant may make deliveries directly or through a branch office.

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

To improve the efficiency of our distribution, we divide our China market into several regions as follows:

*	southern China (including Guangdong and Fujian Provinces);

*	eastern China (including Jiangsu and Zhejiang Provinces and Shanghai City);

*	southwestern China (including Sichuan Province and Chongqing City);

*	the Beijing-Tianjin-Tanggu area; and

*	northeastern China (including Heilongjiang Province).

Customers

Apart from a small amount of export sales, we sell all of our primary aluminum products to domestic customers. The Chinese market is our core market for primary aluminum, and we expect it to remain so for the foreseeable future. Domestic customers of our primary aluminum products principally consist of:

*	domestic aluminum fabricators that use our primary aluminum as raw material for further processing; and

*	aluminum distributors that resell our primary aluminum products to domestic aluminum fabricators or other purchasers.

Our five largest customers combined accounted for approximately 17.5%, 21.1% and 9% of our total primary aluminum revenue for 2004, 2005 and 2006, respectively. Our largest customer accounted for approximately 6.6%, 9.8% and 3% of our total primary aluminum turnover during the same periods.

Our export operations consist of ordinary sales of our products to international customers and export sales of primary aluminum. All export sales of our primary aluminum are sold at negotiated prices. However, with effect from November 1, 2006, exports of primary aluminum are subject to a 15% export tax, and no export tax refund is available. Due to the small quantity of our exportation, the export tax does not have substantial effect on us.

Pricing

We establish pricing guidelines for domestic sales of our own primary aluminum products, taking into account three main factors:

*	the primary aluminum spot prices on the Shanghai Futures Exchange;

*	our production costs and profit margins; and

*	market supply and demand conditions.

As part of our sales integration and centralization efforts, we set minimum prices with respect to each region in China where our primary aluminum is sold. These minimum prices are expressed by reference to the Shanghai Futures Exchange spot price for primary aluminum, not including transportation. The minimum prices may differ from region to region, but all of our primary aluminum sold into a region, regardless of the plant or warehouse from which it originates or is shipped, is sold at or above the minimum price applicable to that region. Those of our smelter plants filling particular orders are principally involved in discussions with the customer as to the pricing and delivery arrangements for specific transactions. They are required to comply with the minimum pricing guidelines unless prior approval from headquarters has been obtained. In general, we supply each region with products from our nearest smelters to minimize transportation costs as much as possible.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are intermediate products of, or otherwise related to, our alumina production. Our production levels for these products are based on market demand for them. We sell all of our alumina chemical products and gallium externally, mostly domestically but some internationally. Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers.

Delivery

Alumina

Delivery of alumina is made from our refineries by rail or truck. Our sales price is normally exclusive of transportation costs. For long-distance delivery, we have spur lines connecting our plants to the national railway routes. We are responsible for the maintenance of these spur lines. The price of shipping on the national railway system is fixed by the government.

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

Our Facilities

Our core facilities include sixteen production plants and our Research Institute. Set forth below is a plant-by-plant description of our facilities. Our production operations are organized and managed according to our two business segments, alumina and primary aluminum. See "Item 4 - History and Development of the Company-Overview" for details of the plants under construction.

Guangxi Plant

The Guangxi plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite resources. The Guangxi plant is our newest alumina and primary aluminum plant, and is equipped with imported production facilities and technology.

Our Guangxi plant is situated within 17 kilometers of our own mines that contain large, easily exploitable high alumina-to-silica ratio bauxite reserves. The Guangxi plant is our only refinery that uses the Bayer method exclusively. With imported European technology and production equipment, our Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have increased the Guangxi plant's original designed production capacity by removing production bottlenecks and capacity expansions. As of December 31, 2006, the plant's production capacity reached 850,000 tonnes of alumina per annum. Most of its alumina output is used in the primary aluminum smelter at our Guangxi plant and the remainder is sold to external smelters. The third-period construction of Guangxi Alumina, with a production capacity of 800,000 tonnes, commenced in March 2006 and is expected to be completed in the third quarter of 2008.

Our Guangxi plant also uses advanced 160 kA and 320 kA pre-bake reduction pot-lines, which we developed, for its primary aluminum production. As of December 31, 2006, the plant's production capacity reached 139,500 tonnes of primary aluminum per annum. All primary aluminum it produces is sold externally.

Guizhou Plant

Our primary aluminum production facilities in Guizhou Province, which possesses integrated alumina and primary aluminum production facilities, commenced operations in 1966.

Our Guizhou alumina refinery commenced operations in 1978 and is as advanced as any facility of its kind in China, as many of its key technologies and equipment are imported. It uses the hybrid Bayer-sintering process for its alumina production and relies on our own mines and outside suppliers for bauxite supply. Bauxite from our own nearby mines is delivered to the refinery by cable cars and by train. The plant's alumina output is mostly used in the primary aluminum production at the same plant and the remainder sold to external smelters. As of December 31, 2006, the plant's production capacity reached 800,000 tonnes of alumina per annum. Recently, Guizhou plant has undertaken an environmental protection management project which is expected to be completed at the end of 2007. Upon the completion of this project, the alumina production capacity of Guizhou plant is expected to increase by 400,000 tonnes. The primary aluminum facilities at our Guizhou plant consist of large-scale pre-bake reduction pot-lines, ranging from 160 kA to 186 kA. As a result of technological innovations and overhauls since its inception, our Guizhou smelter plant is among the most technologically advanced smelters in China. In 2006, the production capacity of primary aluminum of our Guizhou plant was 403,700 tonnes. The production volume of out Guizhou plant was 363,000 tonnes in 2006, ranking it the fifth largest primary aluminum plant in China in terms of production capacity.

The Guizhou plant also contains a modern carbon production facility. In addition to producing carbon anodes, it is the only facility we operate that produces carbon cathodes. As such, it supplies all of the carbon cathodes required by our seven plants and our Research Institute. Its carbon cathodes are also sold externally throughout China.

Henan Plant

Our Henan plant is located in Zhengzhou, Henan Province, a province rich in bauxite resources. Its alumina and primary aluminum production commenced operations in 1966 and 1967, respectively. The Henan plant was the first refinery in China to develop the hybrid Bayer-sintering process. We commenced operations of a new alumina production line from February 2004 using the ore-dressing Bayer process that we developed in recent years to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan plant's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through local market purchases. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. The designed annual production capacity of alumina of our Henan plant was 2,050,000 tonnes in 2006.

We upgraded a portion of the primary aluminum facilities at this plant, which now utilizes 85 kA pre-bake reduction pot-lines. Its carbon plant produces high quality carbon products for external sales in China as well as for export, after meeting the needs of our various smelting operations. As of December 31, 2006, the plant's production capacity reached 56,000 tonnes of primary aluminum per annum.

Shandong Plant

The Shandong plant commenced operations in 1954 and has the capacity to produce both alumina and primary aluminum. Its refinery was China's first production facility for alumina. Both the refinery and smelter are owned and operated by Shandong Aluminum, which became our wholly-owned subsidiary after the A Share issuance on April 30, 2007. The plant produces the majority of its alumina through the sintering process, but has a small production line to produce alumina through the Bayer process using imported bauxite. During 2002, the Bayer production line was converted into an ore-dressing sintering operation. The Shandong plant purchases the majority of its bauxite requirements from small independent mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. As of December 31, 2006, after using the hybrid Bayer-sintering process, the annual capacity of alumina increased from 1,050,000 tonnes to 1,500,000 tonnes.

In addition to alumina, our Shandong plant also produces substantial amounts of alumina chemical products. It is the largest and most technologically advanced alumina chemical products production facility, and produces the most varieties of these products in China. Alumina chemical products produced by our Shandong plant are used in the jewelry, ceramics and other industries. Its alumina chemicals products are sold both domestically and internationally.

Our Shandong plant's primary aluminum operations have undergone technological and equipment upgrades, with the majority of its original equipment having been replaced by more advanced equipment. As of December 31, 2006, the plant's production capacity reached 75,000 tonnes of primary aluminum per annum.

Qinghai Plant

Located in Qinghai Province, our Qinghai plant is a stand-alone primary aluminum production facility and is also China's second largest smelter in terms of production capacity. This plant commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 160 kA automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province resulting from substantial hydroelectric power stations in the region. Historically, the plant has relied on our Shanxi, Shandong, Henan and Zhongzhou plants for its alumina supply. Because of its relatively remote location, the plant incurs higher transportation costs for both raw materials and its primary aluminum products. The Qinghai plant's designed annual production capacity of primary aluminum was 367,000 tonnes in 2006. Its production volume was 382,000 tonnes in 2006, ranking it the third largest primary aluminum smelter in China in terms of production capacity.

Shanxi Plant

The Shanxi plant commenced operations in 1987 and is located in Shanxi Province, a province with rich bauxite deposits in China. Our Shanxi plant is a stand-alone alumina plant and is currently China's largest alumina plant in terms of production capacity.

The Shanxi plant's production facilities are primarily imported and are more technologically advanced compared with other domestic alumina refineries. The plant relies on bauxite from our own mines as well as external suppliers. In close proximity to large coal mines and substantial water resources, the plant currently has the largest power cogeneration capacity of all of our alumina plants. The total alumina production capacity of our Shanxi plant reached 2,217,000 tonnes in 2006.

Zhongzhou Plant

Situated in Henan Province, our Zhongzhou plant is a stand-alone alumina plant, located near bauxite, coal and water supplies. The plant commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, including improved sintering technology. We purchase bauxite supplies from Henan and Shanxi Provinces. In 2006, following the completion of a project involving the upgrade of the sintering process, as well as a project involving alumina concentration with added bauxite after digestion of the ore-dressing Bayer process, the plant's production capacity reached 1,570,000 tonnes of alumina per annum.

Bauxite Branch

Our bauxite branch is situated in Henan province and was established in February 2005. After its establishment, our self-owned mining facilities from the Henan plant and Zhongzhou plant were incorporated into the bauxite branch. The main business of our bauxite branch is the exploration, exploitation and sale of bauxite and lime.

Lanzhou Aluminum

Lanzhou Aluminum is situated in Lanzhou city in Gansu Province and is a stand-alone primary aluminum plant. Lanzhou Aluminum Plant was established in 1999, whose shares were listed on Shanghai Stock Exchange in 2000. In January 2005, we entered into an agreement with Lanzhou Aluminum Plant to acquire 151,851,442 shares, or 28% of the total issued share capital in Lanzhou Aluminum. The acquisition was completed in March 2005 and Lanzhou Aluminum became our associated company whose results of operations are not consolidated into our financial statements as of December 31, 2006. After A Shares issuance on April 30, 2007, Lanzhou Aluminum became our wholly-owned subsidiary and its shares ceased to be traded on the Shanghai Stock Exchange See "Item 4 - History and Development of the Company - The A Shares Offering". Lanzhou Aluminum owns a primary aluminum smelting plant with a designed annual production capacity of approximately 160,000 tonnes. Lanzhou Aluminum also owns an alumina-based material processing plant with a designed annual production capacity of 50,000 tonnes. A new primary aluminum project with production capacity of 2,800,000 tonnes is expected to be completed by the end of 2007.

Jiaozuo Wanfang

Jiaozuo Wanfang is situated in Jiaozuo city in Henan Province and is a stand-alone primary aluminum plant. Jiaozuo Wanfang Plant was established in 1993, whose shares were listed on the Shenzhen Stock Exchange in 1996. In May, 2006, we entered into a Sale and Purchase Agreement with Jiaozuo Wanfang Group to acquire 29% of the issued share capital, or 139,251,064 State-owned legal person shares held by Jiaozuo Wanfang Group in the issued share capital of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang"), and thus became its largest shareholder. Jiaozuo Wanfang has a designed annual production capacity of 272,000 tonnes of primary aluminum. A new primary aluminum project with production capacity of 1,400,000 tonnes is expected to be completed by the end of 2007.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. On March 30, 2003, we established a joint venture company, Shanxi Huaze Aluminum & Power Co., Ltd., with Shanxi Zhangze Electricity Company Limited to commence the construction of a primary aluminum production facility with a designed annual production capacity of 280,000 tonnes, carbon anodes facilities and two 300 MW coal-fired generators. The construction was substantially completed at the end of 2006. For more information, see "- Property, Plant and Equipment - Our Expansion and Profit Improvement Plan - Shanxi Huaze Smelter".

Shanxi Huasheng

Shanxi Huasheng Aluminum is situated in Shanxi Province. On December 6, 2005, we entered into a joint venture agreement with Shanxi Guanlv Co., Ltd. to establish a joint venture company, Shanxi Huasheng Aluminum Company Ltd. The joint venture company commenced operations in March 2006, with a designed annual production capacity of primary aluminum of approximately 220,000 tonnes. The joint venture company has a total investment of RMB2,379.4 million and a registered capital of RMB1,000 million, of which we committed RMB510 million and hold a 51% equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and eight other companies, which are the shareholders of Zunyi Aluminum, to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co and all the equity interest held by the other eight companies. We have completed our purchase and currently hold a 61.3% equity interest in Zunyi Aluminum. Zunyi Aluminum, has a designed annual production capacity of 110,000 tonnes of primary aluminum.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant which has an annual production capacity of 140,000 tonnes. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire the 100% equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. A new primary aluminum project with a production capacity of 1,000,000 tonnes is expected to be completed by the end of 2007.

Shandong Huayu

Shandong Huayu is situated in Shandong Province, and is a stand-alone primary aluminum plant. In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire a 55% equity interest of Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. Shandong Huayu has a designed annual production capacity of 100,000 tonnes of primary aluminum, and also has other supporting facilities and two 135MW coal-fired generators.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous"), and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold a 51% equity interest in Gansu Hualu. The joint venture will have a designed annual production capacity of 127,000 tonnes of primary aluminum.

Research Institute

Established in August 1965 and located in Zhengzhou, Henan Province, the Research Institute specializes in aluminum smelting-related research and development. It is the only research institute in China dedicated to light metals research, and has played a key role in bringing about technological innovations in China's aluminum industry. The Research Institute is central to our research and development efforts. The Research Institute operates test facilities, which produce alumina chemical products and primary aluminum. It also provides research and development services to third parties on a contractual basis. Approved by the Ministry of Science and Technology of the PRC in December 2003, Research Institute established National Research Center of Aluminum Refinery Technologies and Engineering.

Research Institute's significant achievements in 2006 include:

*

Developing the technology of (i) desilication of low-grade bauxite; (ii) improving the seed decomposition ratio; (iii) improving the anode quality; and (iv) harmless disposal of the inner liner of the spent potliner;

*	Implementing and commercializing production technology to increase the production volume for the enhancement of the efficiency of alumina production;

*	Commercializing the technology to lower the energy consumption during the smelting process and developing new technology and equipment for smelting; and

*	Obtaining significant breakthrough in the development of anti-flotation technology for China's medium- and low-grade diasporite bauxite.

Competition

Alumina

As the largest producer of alumina in China and the dominant supplier of alumina to the Chinese market, we believe that we will not face significant competition from domestic alumina producers in the immediate future for the following reasons:

*	a new producer would need access to a substantial and stable supply of bauxite;

*	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China;

*	we have strong capacity in technology research and hold certain self-owned technologies and patents;

*	we have a large number of professionals who have extensive experience in production and management of this area;

*	we are supported by the state policy.

The rapid growth of the aluminum industry has caused demand to exceed supply for alumina in China. In 2006, the domestic alumina production in China was approximately 13,700,000 tonnes, representing a year-on-year increase of 61%, while the national demand in China reached approximately 19,000,000 tonnes, representing a year-on-year increase of 14.4%. In 2006, approximately 6,910,000 tonnes of alumina was imported into China, a 1.6% decrease compared to 2005. In 2006, our alumina production represented approximately 50% of total national consumption.

We believe that we have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in close proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. Our competitive advantages may be reduced if international suppliers of alumina can offer alumina in China at prices below ours. As a result of China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China has been reduced from 18% as of December 31, 2001 to its current level of 3% as of November 1, 2006.

Primary Aluminum

Domestic Competition

Over 90% of our primary aluminum revenue is derived from sales in China. Our competition includes other domestic smelters and international producers that sell primary aluminum into China. In 2006, our primary aluminum production represented approximately 22.3% of total national consumption.

There are approximately 100 primary aluminum smelting companies operating in China, which sell substantially all of their products in China. We are the largest integrated alumina and primary aluminum producer in China, and our Guizhou and Qinghai plants operate two of the five largest smelters in China. Our smelters as a total accounted for 20.6% of the domestic primary aluminum production for 2006. Currently, only fourteen smelters in China (including Chalco) have annual production capacities of 200,000 tonnes or more. Most smelters have smaller production capacities. It is the PRC government's industrial policy to consolidate the Chinese primary aluminum industry into an industry that consists of larger, less polluting and more efficient producers. Accordingly, the larger smelters are being granted favorable treatment, including priority in the allocation of raw materials and electricity supplies and prices. These preferential treatments, especially discounts in electricity prices, give large domestic smelters a stronger competitive advantage over small domestic smelters. In addition, since January 1, 2005, the PRC government has prohibited domestic aluminum smelters whose annual production capacity lower than 100,000 tonnes from directly importing alumina to China. We are among a few companies in the PRC that are currently qualified to directly import alumina for our primary aluminum production. As imported alumina will usually be cost-effective, we believe our competitiveness is enhanced as a result.

We face competition from other large domestic smelters. We have several advantages over such competitors, including:

*

Scale of production. With thirteen primary aluminum facilities, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes in order to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

*

Technology. We believe we employ more sophisticated and efficient technology than most of our domestic competitors. Our Guangxi, Guizhou and Qinghai plants are among the most technologically advanced primary aluminum smelting facilities in China. In addition, our technological support and research and development capabilities are superior to other domestic smelters.

*

Vertical integration. As the largest integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our 13 primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations. Since 2006, we captured the marketing opportunity and expanded our primary aluminum business by merger and acquisition, and we acquired six primary aluminum plants in 2006, which largely improved our own utilization rate of the alumina we produced and thus strengthened our risk control ability.

*

Quality. The quality of our primary aluminum compares favorably with the primary aluminum produced by most of our domestic competitors. The primary aluminum produced by most of our smelters has satisfied the quality standards of the London Metal Exchange, or LME, and we are registered for trading on the LME.

International Competition

The current tariff rate for primary aluminum imports is 5%. China had a net export of approximately 549,000 tonnes of primary aluminum in 2006. Competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large, efficient international companies, which generally have lower production costs than we do. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, other PRC governmental policies directed at fostering the growth of larger domestic smelters are likely to be retained, and the PRC government encourage the large domestic smelters to seek the overseas projects.

Research and Development

Our research and development efforts over the years have helped to expand our production capacity and reduce our unit production costs. We have successfully commercialized our previous research and development results in various technologies. In 2006, we accomplished the development and industrial applications of three key technologies and promoted the applications of eight industrialization projects. We further strengthened the intellectual property management and protection by filing a total of 204 patent applications during the year.

As of December 31, 2006, we owned 607 patents. The major registered patents relate primarily to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design is valid for 10 years from the date of the patent application.

As of December 31, 2006, we owned 26 trademarks, which are used to identify our businesses and products. The trademarks have a term of 10 years. We have entered into a Trademarks License Agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

Although the PRC has been promulgating and amending its patent, trademark, and license laws to comply with various international agreements, its laws are still evolving. In its current form, Chinese intellectual property law differs from United States intellectual property law in significant ways. For instance, the State Intellectual Property Office of the PRC may grant a compulsory license on a patent if it is unable to obtain a license from the patent owner for reasonable terms and within a reasonable time frame. Chinese patent law also provides immunity from damages for an entity that uses or sells a patented product without knowing that it was made or sold without the patentee's permission so long as it proves that the infringing product was obtained from a legitimate source. United States patent law does not offer such provisions. Chinese law also awards patents on a first-to-file system as opposed to the United States' first-to-invent system. Chinese trademark law is similarly based on a first-to-register system as opposed to the United States' first-to-use system.

Moreover, the PRC government and its courts have limited experience in enforcing its intellectual property laws. The current PRC patent and trademark laws have only been in effect for approximately 20 years. Courts in China have not reached the same level of experience in enforcing and interpreting intellectual property laws as have the courts in the United States. However, the PRC government has created administrative bureaus to resolve administrative and judicial matters relating to patent and trademark infringement disputes. These administrative bureaus also have the power to order an infringing party to stop and desist from such violations.

We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We have no material patents, licenses, or trademarks the duration of which cannot, in the judgment of our management, be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any material intellectual property rights against any party.

Environmental Protection

We are subject to PRC national environmental laws and regulations as well as environmental regulations promulgated by the local governments where we operate. These include regulations on waste discharge, land repair, emissions disposal and mining control. For example, national regulations promulgated by the PRC government set discharge standards for emissions into the air and water. National environmental protection enforcement authorities also promulgate discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a specified level set by the PRC government or the local government. For any discharge exceeding the specified level, the relevant PRC government agencies may order any of our facilities to rectify certain behavior causing environmental damage, and subject to PRC government approval, the local government has the authority to order any of our facilities to close for failure to comply with existing regulations.

Our bauxite mining operations are subject to relevant environmental laws and regulations promulgated by national and local governments, including regulations on waste discharge, land repair, emission management and mining control.

The pollutants discharged from our alumina refining process include red mud, waste water and waste emission of gases and dust. Our primary aluminum production process generates fluorides, pitch fume and dust. It is illegal for such waste to be released into the atmosphere without first being processed. Once processed, the amount of pollutants that can be released is subject to national or local discharge limits.

Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities on site or has developed other methods to dispose of the industrial waste. In 2006, our Shandong plant, Henan plant, Shanxi plant, Zhongzhou plant, Guangxi plant, Qinghai plant and Lanzhou Aluminum received awards from local governments for their outstanding performances in environment protection.

Our total expenditures for environmental protection was RMB52.4 million, RMB69.8 million and RMB105.5 million for the years ended December 31, 2004, 2005 and 2006, respectively. We have been granted ISO14001:1996 accreditations issued by The International Certification Network on December 31, 2004. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property, plant and equipment, our transportation vehicles and various assets that we consider to be subject to significant operating risks.

We paid a total of RMB37.1 million, RMB46.5 million and RMB54.5 million in insurance premiums in 2004, 2005 and 2006, respectively.

We are covered under the injury and accidental death insurance provided by the local government labor departments and do not purchase separate insurance policies from commercial insurers with respect to such risks.

Consistent with what we believe to be the customary practice in China, we generally do not carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations (other than our automobiles) or business interruption insurance. More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness with other producers.

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

We are principally subject to governmental supervision and regulation by two agencies of the PRC government:

*

the NDRC, which sets and implements the major policies concerning China's economic and social development policies, approves investments exceeding certain capital expenditure amounts, including approval of Sino-foreign joint venture projects, coordinates economic development of state-owned enterprises and oversees their reform, and formulates industrial policies and investment guidelines for all industries including the aluminum industry; and

*	the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for New Entrants and Other Capital Investments

The constructions of new alumina refineries and new primary aluminum smelters require prior approval by the NDRC, the important projects among which shall be approved by the State Council. Any nonferrous metals projects and rare earths mining projects in which the amount of total investment exceeds RMB5,000 million shall be approved by the NDRC and filed with the State Council for record. All other projects shall be filed with the local competent investment authorities for record disregarding the scale of such projects. Moreover, in order to obtain governmental approval for its establishment, a new alumina refinery must have an annual production capacity of at least 500,000 tonnes if it uses the sintering process, 400,000 tonnes if it uses the hybrid Bayer-sintering process or 300,000 tonnes if it uses the Bayer process. All legal and regulatory requirements for new projects and other capital investments in the alumina and aluminum industries apply equally to us. Accordingly, we are required to obtain all necessary governmental approvals for our capital expenditure plans.

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

The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

Imports of alumina into China are subject to import tariffs. The current standard tariff rate for alumina is 3%. Imports of primary aluminum into China are also subject to import tariffs currently at the rate of 5%. The export tax for primary aluminum is increased to 15% since November 1, 2006. In addition, the alumina business of processing with imported materials has been abandoned by the PRC government with effect from August 22, 2006.

Environmental Protection Laws and Regulations

The State Environmental Protection Administration of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their areas of jurisdiction.

Environmental regulations require companies to file an environmental impact report with the relevant environmental bureau for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

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

Tax Laws and Regulation

In March 2007, the PRC government promulgated the Corporate Income Tax Law which will be effective from January 1, 2008. The Corporate Income Tax Law will impose a single income tax rate of 25% for both domestic and foreign invested enterprise. The existing Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the "FIE and FE tax laws") and Provisional Regulations of the PRC on Enterprise Income Tax (collectively referred to as the "existing tax laws" will be abolished simultaneously. Currently, the Company and its subsidiaries applied the tax rates under existing tax laws. The Corporate Income Tax Law has provided for a 5-year transitional period for those entities that applied FIE and PE tax laws in previous years. As of May 31, 2007, there are still no detailed implementation rulings released.

ORGANIZATIONAL STRUCTURE

We are organized as a joint stock limited company under PRC law. As of May 31, 2007, Chinalco, China Cinda, China Construction Bank, China Development Bank, Guangxi Investment, Guizhou Development, Lanzhou Aluminum, Lanzhou Economy and Information Consulting Company and our public shareholders (not including Alcoa) own 40.46%, 6.99%, 5.51%, 4.31%, 1.53%, 1.00%, 0.62%, 0.01% and 32.65%, respectively, of our issued share capital. Alcoa owns approximately 6.86% of our issued share capital.

Shandong Aluminum, a significant subsidiary incorporated in the PRC and located in Shandong Province, in which we held a 71.4% interest, is a joint stock limited company established under PRC law. Its A shares were traded on the Shanghai Stock Exchange. After A Share issuance on April 30, 2007, we hold 100% of its equity interest, and its A shares were delisted from the Shanghai Stock Exchange.

Lanzhou Aluminum, previously our associate company in which we held a 28% equity interest. After the A Shares issuance on April 30, 2007, it became our wholly-owned subsidiary, and its A shares were delisted from the Shanghai Stock Exchange.

In 2006, we acquired the following six primary aluminum plants:

Shanxi Huasheng, a subsidiary incorporated in the PRC and located in Shanxi Province, in which we hold a 51.0% interest.

Fushun Aluminum, a wholly-owned subsidiary incorporated in the PRC and located in Liaoning Province.

Shandong Huayu, a subsidiary incorporated in the PRC and located in Shandong Province, in which we hold a 55.0% interest.

Zunyi Aluminum, a subsidiary incorporated in the PRC and located in Guizhou Province, in which we hold a 61.3% interest, is a joint stock limited company established under PRC law.

Gansu Hualu, a subsidiary incorporated in the PRC and located in Gansu Province, in which we hold a 51.0% interest.

Jiaozuo Wanfang, our associate company incorporated in the PRC and located in the Henan Province, in which we hold a 29% interest, is a joint stock limited company established under the PRC law. Its A shares were listed on the Shenzhen Stock Exchange.

PROPERTY, PLANT AND EQUIPMENT

Land

Chinalco leases to us 454 pieces or parcels of land, which are located in six provinces, covering an aggregate area of approximately 59.64 million square meters for the purposes of all aspects of our operations and businesses. The leased land consists of:

*

439 pieces of allocated land with an area of approximately 59.26 million square meters, for which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights; and

*	16 pieces of land with an area of approximately 371,284.6 square meters for which Chinalco has paid the land premiums and has been granted the land use rights certificates.

The land is leased for the following terms:

*

allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, the leased term for each shall end on the expiry date of the mining rights or at the end of the actual mine life, whichever is earlier); and

*	granted land: until expiry of the relevant land use right permits.

In view of the recent increases in rent of office premises in Beijing, we, at the request of China Aluminum Development Co., Ltd. have agreed to make a prepayment of the annual rent and property management fees of the premises, of which the Company is the tenant, for the remaining two years of the tenancy. The total prepayment amounted to RMB145,314,782 and was paid to China Aluminum Development Co., Ltd. in October 2006. China Aluminum Development Co., Ltd. is the landlord of the Premises and is a connected person of the Company.

Due to the adjustment of land tax in Zhongzhou Plant and Shanxi Plant, and at the request of Chinalco, we bore the increase in land tax of approximately RMB45.18 million of these two branch factories of the Company. The relevant land use rights were leased to the Company pursuant to the Land Use Right Leasing Agreement between our Company and Chinalco dated November 5, 2001.

Buildings

Our principal executive offices, which we lease from Chinalco, are located at No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The buildings transferred to us pursuant to the reorganization, which are located on land leased from Chinalco, may be sold or transferred only with the consent of Chinalco and in accordance with applicable land transfer procedures. Chinalco has undertaken to provide its consent and the necessary assistance to affect land grant procedures to ensure that our buildings can be legally transferred or sold.

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 59 buildings to Chinalco, with an aggregate gross area of approximately 62,819 square meters. Chinalco leases 100 buildings to us, with an aggregate gross area of approximately 265,388 square meters. The leased terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco has obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. We also leased from China Aluminum Development Co., Ltd., a wholly-owned subsidiary of Chinalco, 30,160.81 square meters of office space for a term of three years commencing from March 28, 2005 for a consideration of RMB61.46 million per annum. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Tenancy Agreement".

For environmental issues in relation to the utilization of our assets, please refer to "Item 4. Environmental Protection".

Our Expansion

Our capital expansion plan for 2007 requires a total of RMB16,600 million in capital expenditures for technology upgrading and several acquisition projects to increase our annual production capacity. In 2007, our annual production capacity of alumina and primary aluminum are expected to increase 930,000 tonnes and 508,000 tonnes, respectively (not including acquisition project). For more information, see "Item 5. Operating and Financial Review and Prospectus - Capital Expenditure Plan".

The following table shows the expected aggregate effects of our expansion and improvement plans for our alumina and primary aluminum production facilities for 2007:

	Production	Expected Production
Planned Capital	Capacity as of	Capacity as of
Investment for 2007	December 31, 2006	December 31, 2007

(RMB in millions)	(in thousand tonnes)

Alumina	10,100	9,007	9,937
Primary aluminum	6,500	2,481(1)	2,989(1)

- 45 -

(1)

Includes 16,600 tonnes of production capacity and 428,000 tonnes of expected production capacity of Lanzhou Aluminum, which was our associated company owned as to 28% of its equity as of December 31, 2006, and 272,000 tonnes of production capacity and 412,000 tonnes of expected production capacity of Jiaozuo Wanfang, which is our associated company owned as to 29% of its equity interest. Production capacity presented above represents 100% of Lanzhou Aluminum and Jiaozuo Wanfang's smelting capacity. The results of operations of Lanzhou Aluminum and Jiaozuo Wanfang are not consolidated into our financial statements. See Note 11(b) to our audited consolidated financial statements.

Capital expenditures are expected to further expand our alumina and primary aluminum production capacities to further enhance synergies arising from economy of scale, vertical integration and reduction of our unit production cost.

During 2006, we entered into six primary aluminum cooperation agreements which led to an increase of 969,000 tonnes of production capacity of primary aluminum, and one letter of intent which led to an increase of 120,000 tonnes of production capacity of primary aluminum.

1.

Jiaozuo Wanfang. On May 19, 2006, we entered into a Sale and Purchase Agreement with Jiaozuo Wanfang Group to acquire 29% of the issued share capital, or 139,251,064 State-owned legal person shares held by Jiaozuo Wanfang Group in the issued share capital of Jiaozuo Wanfang, which has a designed annual production capacity of 272,000 tonnes of primary aluminum. The operation output was 70,000 tonnes from the date of the acquisition to the end of 2006.

2

Shanxi Huasheng. On December 6, 2005, we entered into a joint venture agreement with Shanxi Guanlv Co., Ltd. to establish a joint venture company, Shanxi Huasheng Aluminum Company Ltd, in which we hold a 51% equity interest. Our total commitment under the agreement amounts to RMB510 million. The joint venture company commenced operations in March 2006, with a designed annual production capacity of primary aluminum of approximately 220,000 tonnes. The production output of Shanxi Huasheng was 115,000 tonnes from the date of the acquisition to the end of 2006.

3

Zunyi Aluminum. In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and eight other companies who are the shareholders of Zunyi Aluminum to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co., Ltd. and all the equity interest from the other eight companies. We have completed our purchase and hold 61.3% of the equity interest in Zunyi Aluminum. Zunyi Aluminum had a designed annual production capacity of aluminum of 110,000 tonnes. The production output of aluminum was 43,000 tonnes from the date of the acquisition to December 31, 2006.

4

Fushun Aluminum. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire the 100% equity interest held by it in Fushun Aluminum, with a designed annual production capacity of 140,000 tonnes. The production output of Fushun Aluminum was 100,000 tonnes from the date of the acquisition to the end of 2006.

5

Shandong Huayu. In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire a 55% equity interest in Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. Shandong Huayu has a designed annual production capacity of 100,000 tonnes of primary aluminum, and also has other supporting facilities and two 135MW coal-fired generators. The production output of Shandong Huayu was 45,000 tonnes from the date of the acquisition to the end of 2006.

6

Gansu Hualu. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd., or Baiyin Nonferrous, and Baiyin Ibis Aluminum Co., Ltd., or Baiyin Ibis. Under the agreement, Baiyin Nonferrous is to contribute 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and hold a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we are to hold a 51% equity interest in Gansu Hualu. The joint venture will have a designed annual production capacity of 127,000 tonnes of primary aluminum. The production output of Gansu Hualu was 46,000 tonnes from the date of the acquisition to the end of 2006.

7

Guangyuan Venus Aluminum. On May 29, 2006, we entered into a letter of intent with Guangyuan city government and Sichuan Guangyuan Venus Aluminum to promote the joint operation of aluminum and electricity. Under the letter of intent, we are to hold 26% of the equity interest of Guangyuan Venus Aluminum, which has a designed annual production capacity of 120,000 tonnes of primary aluminum.

In the area of alumina production, Zhongzhou plant had an increased production capacity of 210,000 tonnes following the completion of a project involving the upgrade of the sintering process as well as a project involving alumina concentration with added bauxite after digestion of the ore-dressing Bayer process. Shandong plant has an increased production capacity of 450,000 tonnes following the completion of a project involving the upgrade of the sintering process as well as a project involving expansion of the Bayer technology.

In 2007, we will continue the expansion and restructuring of our primary aluminum and alumina projects, the majority of which are included as follows:

*	Lanzhou Aluminum project. Upon the completion of this project, the primary aluminum production capacity will be 280,000 tonnes.

*	Fushun Aluminum restructuring project. Upon the completion of this project, the primary aluminum production capacity will be increased by 100,000 tonnes.

*	Jiaozuo Wanfang second-phase project of aluminum alloy. Upon the completion of this project, the primary aluminum production capacity will be increased by 140,000 tonnes.

*	Guangxi Alumina third-phase project of 800,000 tonnes. Such project is expected to be completed in the third quarter of 2008.

*	Chongqing and Zunyi Alumina projects of 800,000 tonnes each. Both of the projects are expected to be completed in June 2009.

*	Qingdao secondary aluminum alloy project. Such project is expected to be completed at the end of 2007.

*	Guangxi Huayin primary aluminum project of 1,600,000 tonnes. Such project is expected to be completed at the end of 2007.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations, the proceeds from the placement of H Shares and bank financing.

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

The following discussion and analysis should be read in conjunction with our audited financial statements, and selected historical financial data, in each case together with the accompanying notes, included elsewhere in this annual report. This section contains certain expressions such as "expect", "anticipate", "believe", "seek", "estimate", "intends", "should", "may" or other terms or phrases which are forward-looking statements involving risks and uncertainties. See "Item 3 Key Information Risk Factors". Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements.

We have changed certain of our accounting policies following the adoption of HKFRS effective for accounting periods commencing on or after January 1, 2005. As a result, we have reclassified/restated certain income statement and balance sheet data for the years ended December 31, 2002, 2003 and 2004. Our audited financial statements are prepared in accordance with HKFRS which differs in certain material respects from U.S. GAAP. Note 35 to our audited consolidated financial statements provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

The Reorganization

Prior to the reorganization conducted in preparation for the global offering, we did not exist as a separate legal entity. Our operations were conducted by Chinalco and its predecessors. As part of the reorganization, Chinalco transferred to us assets and liabilities related to seven alumina and primary aluminum production plants and our Research Institute. Because Chinalco controlled these operations prior to the reorganization and still controls us, accordingly, in those financial statements, the assets and liabilities transferred to us have been stated at historical amounts and the results of our operations have been presented as if our operations had already been transferred to us from Chinalco. In addition, those financial statements also reflect the assets, liabilities, revenue and expenses of operations retained by Chinalco in the reorganization, including one bauxite mine, two limestone quarries and a carbon plant, which were directly related to our alumina and primary aluminum operations. Because of the asset reorganization and the related carve-out accounting, those financial statements reflect various historical payments as distributions to Chinalco that are not expected to be indicative of future practices or results.

Since July 1, 2001, our financial statements as included in this annual report have been prepared using the purchase accounting method having given effect to our incorporation and the reorganization. Accordingly, the assets and liabilities transferred to us have been restated at fair value and the assets, liabilities, revenue and expenses of operation retained by Chinalco are not reflected. Since July 1, 2001, all transactions have been recorded at government guidance price, market price or at contractual price (cost plus a margin).

Critical Accounting Policies

We have identified a number of accounting policies below as critical to our business operations and the understanding of our results of operations. Some of our accounting policies require our management to make significant judgments relating to estimates and assumptions about the effects of circumstances to reported amounts in our financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our financial statements. See Note 2 to our audited consolidated financial statements for the impact of such accounting policies and any associated risks relating to these policies on our results of operations. Our management has identified areas of uncertainty and the variables most important in making the necessary estimates. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our financial statements.

Property, Plant and Equipment

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured at the higher of net selling price or value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the assets belong. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include the cash inflows from continuing use of the asset and cash outflows to prepare the asset for use that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset. If applicable, estimates also include net cash flows to be received (or paid) for the disposal of the asset at the end of its useful life. We determine the estimated useful lives of our property, plants and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, and will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets.

Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to the separable net assets of entities acquired. Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Company has ceased amortization of goodwill. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating that are expected to benefit from the business combination in which the goodwill arose. Impairment losses on goodwill are not reversed. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volumes of products, costs of production and funding sources. Management considers both past data and all currently available information at the time the valuations of its businesses are performed. Results in actual transactions could differ from those estimates used to evaluate the impairment of goodwill.

Income tax

We are subject to enterprise income tax liabilities in the local jurisdictions within the PRC in which we operate. Due to uncertainties relating to the enforcement and interpretation of PRC tax laws as well as the lack of confirmation by the local tax authorities, our management have made certain estimates and judgments based on current PRC tax laws, regulations and other related policies in determining whether a provision of enterprise income taxes should be made or the amount of provision which should be made. If the management's estimates or judgments differ from the interpretation or enforcement by the central or local tax authorities, the income tax provision may vary in future periods.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. In calculating the net realizable value of inventories, management must make a number of significant estimates of the selling price of inventories and related transaction costs in the ordinary course of business based on market conditions and the historical experience of manufacturing and selling products of similar nature, which are reviewed on each balance sheet date. Management's estimates of the selling price of inventories and related transaction costs in the ordinary course of business may differ from the actual selling price of inventories and related transaction costs in the ordinary course of business.

Provisions for Accounts and Other Receivables

Provision is made against accounts and other receivables when future collections are considered doubtful. In assessing the timing and amounts for these provisions, management must make a number of significant assumptions and estimates in the application of aging and specific identification analysis using past history and collections' experience, market conditions, potential events and circumstances affecting future collections and the credit status of specific customers, which are reviewed on each balance sheet date. Management's assessment of future collections of receivables may differ from the timing and amounts of the actual collections in future periods.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRS, which differs in various material respects from U.S. GAAP. See Note 35 to our audited consolidated financial statements. The summary of differences involve management's estimates and assumptions which may affect the reported amounts of assets and liabilities, the disclosure regarding contingent assets and liabilities and revenues and expenses.

New/Revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards

The Hong Kong Institute of Certified Public Accountants, or HKICPA, has issued a number of new/revised Hong Kong Financial Reporting Standards, or HKFRS, which are effective for accounting periods beginning on or after January 1, 2005. We have adopted these new/revised HKFRS in the financial statements for the years ended December 31, 2005 and 2006 and reclassified/restated certain income statement data in accordance with the relevant requirements for the years ended December 31, 2002, 2003 and 2004.

Overview

We are the largest producer of alumina and one of the largest producers of primary aluminum in China. We are also the second largest producer of alumina in the world in terms of production volume for the year ended December 31, 2006. We are engaged primarily in alumina refining and primary aluminum smelting operations. We report our financial results according to the following business segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to our primary aluminum smelters and externally to customers outside of our Company. To a lesser extent, this segment also includes the production and sale of alumina chemical products and gallium.

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

Alumina Prices

We sell our alumina products by way of spot sales or under long-term contracts. Pricing for our alumina products is determined by the nature of the sale as described below.

Spot sales. We set uniform prices for all our external sales of alumina by reference to import costs of alumina, the market supply and demand conditions as well as our short-term and mid-term projections. Our pricing generally takes into account:

*	free-on-board Australia prices for alumina exports into China;

*	international transportation costs;

*	the applicable standard PRC import tariff;

*	value-added tax at 17%;

*	import related fees; and

*	domestic demand and supply conditions.

The international market price for alumina fluctuates from time to time, and such fluctuation affects the price of our alumina, which tracks changes in the international market prices. In 2006, the market price of alumina made a historic record. The highest spot price of alumina in the international market supplied to China reached US$650 per tonne in June 2006. Affected by the rapid expansion in the PRC's new alumina production capacity and output, the international spot price began to weaken from August and bottomed at approximately US$200 per tonne in November, representing a significant decrease of 69.0% from the peak. The annual average price of alumina reached US$445 per tonne, still representing a year-on-year increase of 20.3%. The highest and lowest spot price of domestic alumina was RMB6,500 per tonne and RMB2,300 per tonne respectively. The yearly average selling price of our alumina was RMB4,107 per tonne, representing a year-on-year increase of 7.4%. The global output of alumina for 2006 was approximately 68.58 million tonnes, representing a year-on-year increase of 12.0%. The global alumina consumption continued its fast momentum to approximately 66.40 million tonnes, representing a year-on-year increase of 6.4%. Due to the significant expansion of the PRC's new alumina production capacity, domestic supply of alumina in 2006 increased, thereby relieving procurement pressure of the international spot market. Domestic output of alumina reached approximately 13.70 million tonnes, representing a stable growth of 61.0% over 2005, while its demand reached approximately 19 million tonnes, representing a further year-on-year increase of 14.3%. In 2006, the imported alumina amounted to approximately 6.91 million tonnes, representing a year-on-year decrease of 1.6%.

Long-term contracts sales. Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since 2001, we have entered into a number of domestic long-term alumina sales contracts with three-year terms, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange can affect our alumina prices under these long-term contracts, and such effects may increase as we increase the proportion of alumina sales under long-term contracts. We sold approximately 2,840,000 tonnes of alumina under long-term contracts in 2006.

Primary Aluminum Prices

Like most primary aluminum producers in China, we price our primary aluminum products by reference to Shanghai Futures Exchange spot prices. The Shanghai Futures Exchange primary aluminum spot prices generally reflect LME primary aluminum spot prices, plus an amount on account of international transportation, import tariffs, value-added tax and other import-related costs. Thus, fluctuations in the Shanghai Futures Exchange (and, by extension, the LME) spot prices affect our operating performances. Primary aluminum prices on the Shanghai Futures Exchange and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on LME and the Shanghai Futures Exchange in 2004, 2005 and 2006.

2004	2005	2006

(U.S. Dollar per tonne)

LME	1,723.0	1,900.0	2,591.0
Shanghai Futures Exchange	1,695.0	1,782.0	2,207.0

Year 2006 saw a steady and rapid economic growth in the US, Europe, Japan and other western economies.

As driven by the continual growth of funds, consumption demand and energy shortage, the international aluminum price has stayed at a high level. In 2006, the lowest price of three-month primary aluminum futures on LME was approximately US$2,220 per tonne, the highest price was US$3,310 per tonne and the average price was US$2,591 per tonne, a year-on-year increase of 36.4%. In the PRC, despite the further increasing of aluminum export tax to 15% on November 1, 2006, the aluminum price in the PRC market maintained at a high level due to the hiking aluminum price in the international market and the booming aluminum consumption from the robust PRC national economy. The highest, lowest and average price of three-month aluminum futures on the Shanghai Futures Exchange ("SHFE") was RMB24,520 per tonne, RMB18,130 per tonne and RMB20,136 per tonne, respectively.

The global output of primary aluminum for 2006 was approximately 33.97 million tonnes, representing a year-on-year increase of 6.4%. The PRC's primary aluminum output continued a rapid growth to approximately 9.35 million tonnes, representing an increase of 19.7% over 2005. The global aluminum consumption was 34.33 million tonnes, representing an increase of 7.7% over 2005. The rapid growth of the PRC's economy boosted the fast growth of aluminum consumption in a wide range of industries including construction, transportation, packaging, aviation and aerospace. Accordingly, domestic aluminum consumption for 2006 was approximately 8.67 million tonnes, representing an increase of 22.6% over 2005.

Electricity Prices

The smelting of primary aluminum requires a substantial and continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. We encountered severe shortages of electric power supply between 2004 and 2005 and shortages were gradually relieved in 2006. The electricity accounted for approximately 30% of our unit primary aluminum production costs in 2006, a slight decrease compared to 2005. Currently, all of our production facilities enjoy preferential electricity prices granted by local government authorities.

Debt and Financing Costs

Our financing costs consist predominantly of interest expenses on our borrowings. The majority of our debt has been incurred to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China increased interest rates for commercial loans chargeable by state-owned banks in 2005 and 2006, which correspondingly increased our interest expense on our floating rate loans during these periods.

Consolidated Operating Performances

The following table sets forth, for the periods indicated, certain income and expense items as a percentage of our revenue from our consolidated statements of income:

Years Ended December 31,

	2004	2005	2006
	(restated(1) )

Revenue	100.0%	100.0%	100%
Cost of sales	67.0	67.5	67.7

Gross profit	33.0	32.5	32.3
Other (income) and other (gains)/losses, net	0.1	0.3	0.9
Selling and distribution expenses	2.0	1.9	1.5
General and administrative expenses	3.7	3.9	3.4
Research and development expenses	0.4	0.3	0.2

Operating profit	27.0	26.7	28.1
Finance costs	0.3	1.0	1.1

Operating profit after finance costs	26.7	25.7	27.0

(1)	Restatement of the financial information for the year ended December 31, 2004 has been made pursuant to the adoption of the new/revised standards and interpretation of HKFRSs on January 1, 2005.

Sales to Chinalco and its subsidiaries, jointly-controlled entities and other related parties accounted for approximately 10.2% and 9.1% of consolidated revenue for the two years ended December 31, 2005 and 2006, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" and Note 34 to our audited consolidated financial statements.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Results of Operations

Our net profit attributable to our equity holders amounted to RMB11,745 million for the year ended December 31, 2006, representing a year-on-year increase of RMB4,723 million and an increase by 67.26% from the previous year's net profit attributable to our equity holders of RMB7,022 million.

Revenue

Our total revenue increased by RMB24,070 million from RMB37,826 million for the year 2005 to RMB61,896 million for the year 2006, representing an increase of 63.63%. The increase was primarily due to the increase in sales volume and selling prices of our principal products, alumina and primary aluminum. Our external sales volume of primary aluminum reached 1,823,100 tonnes, representing an increase of 918,100 tonnes or 101.44% from 905,000 tonnes of 2005. The growth was primarily attributable to the increase of production volume of primary aluminum resulting from commencement of production of the aluminum production line of Guizhou branch and the aluminum project of Shanxi-Huaze, acquisition and establishment of subsidiaries, improvement and technological renovation of other production lines and the increase in trade sales. The increase of sales volume of primary aluminum contributed to an increase of RMB13,213 million in sales.

The external sales volume of alumina increased from 6,420,400 tonnes in 2005 (inclusive of trade volumes of 1,055,400 tonnes) to 6,799,400 tonnes in 2006 (inclusive of trade volumes of 1,183,700 tonnes), representing an increase of 379,000 tonnes or 5.9%. The increase was mainly attributable to the increase in output from the overall operation of the 800,000 tonnes alumina phase III production line in Shanxi, and the 700,000 tonnes alumina production line in Henan during 2006. The increase of the external sales volume of alumina contributed to an increase of RMB1,266 million in revenue.

In 2006, due to the effect of the increase in the market price of primary aluminum, our average external selling price of primary aluminum products reached RMB17,492 per tonne (excluding tax, hereinafter), representing an increase of RMB3,100 per tonne or 21.5% from RMB14,392 per tonne in 2005, which contributed to an increase of RMB5,652 million in revenue.

In 2006, our average external selling price of alumina products reached RMB3,609 per tonne, representing an increase of RMB268 per tonne (or 8.02%) from RMB3,341 per tonne in 2005, which contributed to an increase of RMB1,830 million in revenue.

In 2006, the sales of alumina chemicals and other products increased by approximately RMB2 billion from 2005.

Cost of Sales

Our total cost of sales increased by RMB16,351 million or 64.00% from RMB25,543 million in 2005 to RMB41,894 million in 2006. The increase was mainly attributable to the growth in external sales volume and the increased unit cost of sales of alumina.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB238 million from RMB720 million in 2005 to RMB958 million in 2006, representing an increase of 33.05%, which was primarily attributable to the increase in transportation fee, loading fee and packing fee due to the growth of sales volume of primary aluminum.

General and Administrative Expenses

General and administrative expenses increased by RMB603 million from RMB1,490 million in 2005 to RMB2,093 million in 2006, representing an increase of 40.46%. The increase was mainly attributable to the increase in expenses of approximately RMB344 million as a result of acquisitions and the establishment of subsidiaries. The related tax charges other than income tax imposed by the PRC tax authorities increased by RMB215 million due to the expanded business generating taxable transactions. The continued efforts to strengthen our internal control system and information system increased the expenses by approximately RMB44 million.

Research and Development Expenses

Our expenditure for research and development slightly increased by RMB1 million from RMB113 million in 2005 to RMB114 million in 2006.

Other (Income) and Other (Gains)/Losses, Net

Net other income in 2006 was RMB565 million, an increase of RMB444 million or 366.94% from a gain of RMB121 million in 2005. This was attributable to the fact that we hedged some of the primary aluminum contracts in the futures market, resulting in an increase of RMB81 million in other income. The increase of RMB236 million was mainly due to the recognition of excess of interest in the net fair value of net assets acquired over cost of acquisitions of businesses completed during the year.

Operating Profit

As a result of the foregoing, our operating profit increased by RMB7,321 million from RMB10,081 million in 2005 to RMB17,402 million in 2006, representing an increase of 72.62%. Our operating profit as a percentage of sales of goods was 26.65% in 2005 and 28.11% in 2006.

Finance Costs

Our finance costs increased by RMB349 million or 95% from RMB367 million in 2005 to RMB716 million in 2006. The increase was primarily attributable to the fact that interest expense began to be recorded on borrowings related to the following projects upon commencement of production: Shanxi Huaze's aluminum smelting and power project, Shanxi alumina project of 800,000 tonnes and Henan alumina project of 700,000 tonnes. This led to an increase of RMB243 million in interest expenses, and finance costs of RMB158 million contributed by the entities acquired during the year and exchange losses.

Income Tax Expense

Our income tax expense increased by RMB1,899 million or 76.11% from RMB2,495 million in 2005 to RMB4,394 million in 2006. The increase was mainly attributable to our increased profit. In 2006, our average tax rate was 26.18%, which was slightly higher than the average tax rate of 25.61% in 2005. Our income tax rate is lower than the statutory tax rate of 33.0%. This is mainly because of the preferential tax rate of 15% for our three branches in Guizhou, Guangxi and Qinghai and Zunyi Aluminum Company Limited, an acquired subsidiary, all of which are located in the western region of the PRC.

Minority Interest

Minority interest increased by RMB418 million from RMB224 million in 2005 to RMB642 million in 2006, primarily due to the increase in the minority interest as a result of the acquisition of subsidiaries and establishment of joint ventures, and the increase in profits of our subsidiaries.

Net Profit for the Year Attributable to Equity Holders of the Company

As a result of the foregoing, our net profit attributable to equity holders of the Company increased by RMB4,723 million, an increase of 67.26% from RMB7,022 million in 2005 to RMB11,745 million in 2006.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenue

Revenue from sales of alumina and primary aluminum increased by 14.9% from RMB32,313.1 million for the year ended December 31, 2004 to RMB37,110.3 million for the year ended December 31, 2005, representing an increase of RMB4,797.2 million. The increase was primarily due to the increase in selling prices of our alumina and primary aluminum, and a growth in external sales volume of such products. Other revenues after deduction of related expenses increased by 10.8% from RMB646.2 million for the year ended December 31, 2004 to RMB716.1 million for the year ended December 31, 2005, representing an increase of RMB69.9 million. The increase was primarily due to the provision of transportation, machinery processing and production design services.

For 2005, our average external selling price for alumina reached RMB3,268.3 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB38.7 per tonne or 1.2% from RMB3,229.7 per tonne for the previous year. Our average external selling price for primary aluminum reached RMB14,264.0 per tonne, representing an increase of RMB507.7 per tonne or 3.7% from RMB13,756.3 per tonne for the previous year. Our external sales volume of alumina increased by 10.2% from 4,900,000 tonnes for the year ended December 31, 2004 to 5,400,000 tonnes for the year ended December 31, 2005 due to commencement of operations of our alumina production facilities in Shanxi, Henan and Zhongzhou in 2005. Our external sales volume of primary aluminum increased by 19.0% from 760,600 tonnes for the year ended December 31, 2004 to 905,000 tonnes for the year ended December 31, 2005, of which approximately 67,600 tonnes was attributable to the technological upgrade of our Qinghai smelter, approximately 33,800 tonnes was attributable to the commencement of operation of Shanxi Huaze and approximately 43,000 tonnes was attributable to the technological upgrade of our existing primary aluminum production facilities.

Cost of Sales

Our total cost of sales increased by 15.6% from RMB22,095.9 million in 2004 to RMB25,542.6 million in 2005. The increase was mainly attributable to a growth in external sales volume of alumina and primary aluminum, which contributed to 10.2% of the increase in cost of sales, as well as increases in raw material and fuel prices.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB48.2 million from RMB672.3 million in 2004 to RMB720.5 million in 2005, or 7.2%. The increase was primarily attributable to the increase in transportation and loading expenses resulted from the increase in external sales volume of primary aluminum.

General and Administrative Expenses

General and administrative expenses increased by 24.5% from RMB1,196.1 million in 2004 to RMB1,489.5 million in 2005. The increase was mainly due to (i) an increase of RMB128.0 million resulting from start-up costs due to the commencement of operations of Shanxi Huaze and newly established branch offices; (ii) an increase of RMB56.0 million in tax expenses other than income tax corresponding with our business expansion; (iii) an increase of RMB45.0 million in rental for new office space; (iv) an increase of RMB34.0 million in establishment of internal control system and installation of enterprise resource planning system; and (v) an increase of RMB10.0 million in insurance premiums on coverage of new production facilities.

Research and Development Expenses

Our research and development expenses decreased by 14.5% from RMB132.6 million in 2004 to RMB113.4 million in 2005. The decrease was due to the decrease in expenses occurred in the research and development projects carried out in 2005.

Other (Income) and Other (Gains)/Losses, Net

Net other income increased from RMB47.7 million in 2004 to RMB120.7 million in 2005 due to the gain of RMB5.8 million in 2005 made by our subsidiary, China Aluminum International Trading Co., Ltd., from futures contracts of primary aluminum compared to a loss of RMB25.5 million in 2004.

Operating Profit

Our operating profit increased by 13.1% from RMB8,910.1 million in 2004 to RMB10,081.2 million in 2005. Our operating profit as a percentage of revenue decreased from 27.6% in 2004 to 27.2% in 2005.

Finance Costs

Our finance costs increased by RMB257.0 million, or 233.8%, from RMB109.9 million in 2004 to RMB366.9 million in 2005. The increase of RMB257.0 million was a result of RMB283.0 million of interest expense incurred by increased borrowings for newly commenced projects, which was partially offset by RMB26.0 million of foreign exchange gains derived from foreign currency loans due to Renminbi appreciation. In particular, the increase of RMB189.0 million was attributable to the increase in long-term borrowings, RMB41.0 million was attributable to the increase in interest rates and RMB28.0 million was attributable to finance cost incurred to fund newly commenced projects and interest payable on our short-term bonds. The increase in interest expense was partially offset by the decrease of interest expense resulting from repayment of certain short-term borrowings.

Income Tax Expense

Our income tax expense increased from RMB2,161.1 million in 2004 to RMB2,495.2 million in 2005, which was mainly attributable to our increased profit before tax. Our effective income tax rate was 25.6% in 2005, which was lower than the statutory tax rate of 33.0%. This was mainly because our three branches situated in

Guizhou Province, Guangxi Zhuang Autonomous Region and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. In addition, some of our plants benefit from tax credits in connection with the investment in the equipment made in China. Such tax credit resulted in tax reduction of approximately RMB73.9 million in 2005. See Note 28(c) to our audited financial statements.

Minority Interest

Minority interest decreased from RMB243.5 million in 2004 to RMB224.0 million in 2005 primarily as a result of the loss of RMB42 million incurred by Shanxi Huaze during its start-up operation period to achieve expected production standard.

Net profit for the Year Attributable to the Equity Holders of the Company

As a result of the foregoing, our net income attributable to the equity holders of the Company for 2005 increased by 9.9% from RMB6,391.5 million in 2004 to RMB7,022.4 million in 2005.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately accounting for the alumina and primary aluminum segments as well as the corporate and other services segment. Unless otherwise indicated, also included in these segments are other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income and dividends from unlisted securities investments, included in other revenues, are not attributed to any segments. For additional data and information relating to our business segments and segment presentation, see Note 20 to our audited consolidated financial statements.

The following table sets forth (i) revenue by segment for the periods indicated, and (ii) the contribution of external sales and inter-segment sales for 2006 as a percentage of revenue for such period, both before and after elimination of inter-segment sales.

After
Elimination of
Inter-segment
Before Elimination of Inter-segment Sales	Sales

Years Ended December 31,
	2004	2005	2006	2006	2006

	RMB	RMB	RMB	%	%

		(in millions)

Revenue

Alumina:

External sales	20,497.5	22,853.8	27,008.7	37.7	44.3

Inter-segment sales	4,226.2	5,191.7	10,603.4	14.8	-

Total	24,723.7	28,045.5	37,612.1

Primary aluminum:

External sales	11,720.4	14,128.5	33,256.8	46.4	54.5

Corporate and other services:

External sales	95.1	128.0	749.6	1.1	1.2

Total Revenue before inter-segment eliminations	36,539.2	42,302.0	71,618.5	100
Eliminations of inter-segment sales	(4,226.2)	(5,191.7)	(10,603.4)

Consolidated total sales	32,313.0	37,110.3	61,015.1		100

The following table sets forth, for the periods indicated, revenue, costs of sales, other costs net of other revenues and other income, and operating income (loss) by segment before and after elimination of inter-segment transactions.

Years Ended December 31,

2004	2005	2006

RMB	RMB	RMB

(in millions)

Alumina:

Sales	24,723.7	28,045.5	37,612.1
Total operating expenses	(15,390.3)	(17,733.3)	(24,270.2)

Operating profit	9,333.4	10,312.2	13,341.9

Primary aluminum:

Sales	11,720.4	14,128.5	33,256.8
Total operating expenses	(11,764.3)	(13,896.6)	(28,780.7)

Operating profit (loss)	(43.9)	231.9	4,476.1

Corporate and other services:

Sales	95.2	128.0	749.7
Total operating expenses	(172.1)	(176.5)	(804.2)

Operating loss	(76.9)	(48.5)	(54.5)

Segment operating income before unallocated operating loss and inter-segment elimination	9,212.6	10,495.6	17,763.5

Unallocated operating loss	(281.4)	(306.4)	(198.8)
Inter-segment elimination	(21.1)	(108.0)	(162.5)

Total operating income	8,910.1	10,081.2	17,402.2

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Alumina Segment

Revenue. Our total revenue of the alumina segment increased by RMB9,566 million, representing an increase of 34.1% from RMB28,046 million in 2005 to RM37,612 million in 2006.

Revenue from the external sales of alumina segment in 2006 increased by RMB4,155 million or 18.18% from RMB22,854 million in 2005 to RMB27,009 million in 2006, mainly due to the increase in external sales volume and selling price of our alumina.

Revenue from the sales of alumina to our smelters rose by RMB5,411 million from RMB5,192 million in 2005 to RMB10,603 million in 2006, primarily due to the increased total demand of alumina for production as a result of the increased output of our aluminum.

Cost of sales. The total alumina segment cost of sales in 2006 increased from RMB17,733.0 million in 2005 to RMB24,270.0 million in 2006, representing a year-on-year increase of 36.9%, primarily due to an increase in sales volume of alumina and an increase in unit costs in 2006.

Operating Profit. Our total operating profit of alumina segment increased by RMB3,030 million, or 29.38% from RMB10,312 million in 2005 to RMB13,342 million in 2006.

Primary Aluminum Segment

Revenue. Our total revenue for the primary aluminum segment increased by RMB19,129 million or 135.39% from RMB14,128 million in 2005 to RMB33,257 million in 2006, mainly due to the increase of the Group's primary aluminum sales volume and selling price.

Cost of Sales. The total primary aluminum segment cost of sales in 2006 increased from RMB13,897.0 million in 2005 to RMB28,781.0 million in 2006, representing a year-on-year increase of 107.1%, primarily due to an increase in sales volume of primary aluminum and an increase in unit costs in 2006.

Operating Profit. The primary aluminum segment recorded an operating profit of RMB4,476 million in 2006, representing an increase of RMB4,244 million as compared with RMB232 million in 2005.

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses of our headquarters, research and development services and product sales of our research institute to external customers. This segment recorded an increase in operating loss from RMB48.44 million in 2005 to a loss of RMB54.49 million in 2006.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Alumina Segment

Revenue. Our total revenue of the alumina segment increased by RMB3,321.8 million to RMB28,045.5 million in 2005, a 13.4% increase from RMB24,723.7 million in 2004.

We sold alumina products to our smelters and to other domestic smelters. Revenue from the external sales of alumina in 2005 rose by RMB2,356.3 million, or 11.5% mainly due to an increase in selling price and external sales volume of alumina. The average external selling price of alumina in 2005 increased to RMB3,268.3 per tonne from RMB3,229.7 per tonne in 2004, mainly due to strong domestic demand for alumina. The external sales volume of alumina increased by 10.2% to 5,400,000 tonnes in 2005 from 4,900,000 tonnes in 2004, mainly attributable to the increased demand and our increased production capacity of alumina by 1,900,000 tonnes in 2005 compared to 2004.

Revenue from the sales of alumina to our smelters in 2005 rose by RMB965.5 million, or 22.9%, from 2004, primarily due to our increased production capacity of primary aluminum which required additional alumina as input to satisfy our expanded primary aluminum production capacities.

Cost of sales. The total alumina segment cost of sales in 2005 increased by RMB2,165.4 million, or 15.1%, from RMB14,386.8 million in 2004 to RMB16,552.2 million in 2005, primarily due to an increase in sales volume of alumina and an increase in raw material costs and fuel and power costs in 2005, which was partially offset by optimization of production process resulting from technological upgrade and increased production capacities.

Operating Profit. Total operating profit for the alumina segment increased by 10.5% from RMB9,333.4 million in 2004 to RMB10,312.2 million in 2005 primarily due to increased sales volume of alumina in 2005, partially offset by increased unit production cost.

Primary Aluminum Segment

Revenue. We sold a total of 760,600 tonnes and 905,000 tonnes of the primary aluminum products we produced in 2004 and 2005, respectively. Our total turnover for the primary aluminum segment increased by RMB2,408.1 million to RMB14,128.5 million in 2005, a 20.6% increase over 2004. This was mainly attributable to the increase in sales volumes supplemented by the increase in average selling prices of primary aluminum in 2005. The increase was partially offset by decreased revenue from carbon and other products.

Cost of sales. The total cost of sales for our primary aluminum segment increased by 18.2% from RMB11,239.8 million in 2004 to RMB13,280.6 million in 2005, mainly due to increases in sales volumes as noted above, and unit production cost. The increase in unit production cost was attributable to increased prices in alumina used as raw material to produce primary aluminum and electricity. The increase unit production cost, however, was partially offset by the increases in production volume.

Operating (Loss) Profit. The primary aluminum segment recorded an operating profit of RMB231.9 million in 2005, compared to an operating loss of RMB43.9 million in 2004, primarily due to increased sales volumes and increased average selling prices of primary aluminum in 2005.

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses for our headquarters and research and development services and revenue from product sales of our research institute to external customers. This segment recorded an operating loss of RMB48.5 million and RMB76.9 million for the years ended December 31, 2005 and 2004, respectively.

Working Capital and Liabilities

Our primary sources of funding are cash generated by operating activities, prepayments and deposits from customers, short-term and long-term borrowings, and proceeds from equity or debt offerings. Our primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures. Since 2004, we have required our customers to make deposits or prepayments for purchases of alumina. As of December 31, 2006, the total amount of deposits and prepayments received amounted to RMB425.7 million. Our current assets amounted to RMB25,728 million at December 31, 2006, representing an increase of RMB8,765 million as compared with RMB16,963 million at December 31, 2005.

As of December 31, 2006, our cash and cash equivalents amounted to RMB12,803 million, representing an increase of RMB5,205 million as compared with RMB7,598 million as of December 31, 2005.

As of December 31, 2006, our inventories amounted to RMB9,036 million, representing an increase of RMB1,801 million as compared with RMB7,235 million as of December 31, 2005. Our revenue rate of inventory in 2006 was 5.15, representing an increase of 1.17 as compared with the 3.98 in the previous year, resulting from the effective management of inventory.

Our net accounts receivable amounted to RMB2,026 million, representing an increase of RMB1,065 million as compared with RMB961 million as of December 31, 2005. Of the accounts receivable, bills receivable increased by RMB858 million from RMB712 million as of December 31, 2005 to RMB1, 570 million, while trade receivables increased by RMB206 million from RMB250 million as of December 31, 2005 to RMB456 million. The revenue rate of accounts receivable remained relatively unchanged at approximately 8.7.

As of December 31, 2006, our current liabilities amounted to RMB21,561 million, representing an increase of RMB6,623 million as compared with RMB14,938 million at the end of 2005. Of the current liabilities, the total short-term loans increased by RMB1,380 million to RMB5,113 million from RMB3,733 million in 2005; short-term bonds amounted to RMB4,985 million, representing an increase of RMB3,014 million as compared to the corresponding period in 2005; and the accounts payable, current income taxes payable and other current liabilities increased by RMB238 million, RMB705 million and RMB1,285 million, respectively.

In May 2006, we issued short-term bonds in the principal amount of RMB3 billion at par for repayment of certain short-term borrowings and for working capital purposes. In December 2006, we issued short-term bonds in the principal amount of RMB2 billion at discount for working capital purposes.

As a result of the foregoing, our net current assets amounted to RMB4,167 million as of December 31, 2006. This represented an increase of RMB2,142 million as compared to the net current assets of RMB2,025 million as of December 31, 2005.

As of December 31, 2006, our liquidity ratio (current assets/current liabilities) was 1.19, representing an increase of 0.05 as compared to 1.14 as of December 31, 2005. Our quick ratio ((current assets - inventories)/current liabilities) was 0.77, representing an increase of 0.12 as compared to the 0.65 in 2005.

Our gearing ratio (total borrowings/(total borrowings + total equity - minority interest)) decreased to 29.58% as of December 31, 2006 from 32.05% as of December 31, 2005, representing a decrease of 2.47 percentage points, which was mainly attributable to the H Shares placement of the Company and increased profit.

Our ability to obtain additional external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

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

In light of our good credit standing and various domestic and overseas financing methods, we believe that there will be no difficulty in financing capital investments. Our capital expenditures and external investment are mainly financed by operating activities, long-term and short-term loans and additional shares placement.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2006 amounted to RMB12,803 million, including Renminbi balances and foreign currency deposits of AUD31.95 million, US$30.67 million and HK$9.42 million. Cash and cash equivalents above include RMB3,000 million of time deposit. The following table sets forth, for the periods indicated, a condensed summary of our statement of cash flows:

For the Years Ended December 31,

2004	2005	2006

RMB	RMB	RMB

(in millions)

Net cash generated from operating activities:

Operating profit before working capital changes(1)	11,349.3	12,595.7	20,438.9
Net change in working capital(2)	(891.6)	(652.9)	(2,772.1)
Interest paid	(456.3)	(686.4)	(766.6)
PRC income tax paid	(1,736.2)	(2,666.2)	(3,676.2)

Total	8,265.2	8,590.2	13,224.0

Net cash used in investing activities:

Capital expenditures	(8,972.4)	(8,051.6)	(6,538.9)
Purchase of intangible assets	(81.6)	(28.7)	(29.4)
Investment in jointly controlled entities	(49.5)	(117.2)	(402.8)

Interest received	61.5	89.4	155.4
Increase in time deposit	-	-	(3,000.0)
Others	(13.8)	(713.1)	(428.5)

Total	(9,055.8)	(8,821.2)	(10,244.2)

Net cash inflow/(outflow) from financing activities:

Net proceeds from issue of shares	3,250.7	-	4,390.5
Net borrowings	1,884.5	1,509.2	(3,559.7)
Proceeds from short-term bonds	-	1,943.2	4,913.4
Repayment of short-term bonds	-	-	(2,000)
Net contribution from owner and minority shareholders	360.5	180.9	92.4
Dividend paid by a subsidiary to minority shareholders	(16.9)	(83.6)	(81.4)
Dividends paid	(1,060.8)	(1,944.8)	(4,529.9)

Total	4,418.0	1,604.9	(774.7)

Net increase in cash and cash equivalents	3,627.4	1,373.9	2,205.0

(1)	Represents profit before income tax and minority interest as adjusted for depreciation expense, loss on disposal of property, plant and equipment, interest income and interest expenses.

(2)	Represents (increase) decrease in inventories, accounts receivable and other current assets, accounts payable and other payables and accruals.

Net Cash Generated From Operating Activities

Cash from operations increased by RMB4,634 million or 53.95% from RMB8,590 million in 2005 to RMB13,224 million in 2006. The increase was primarily the result of our increased profit.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2006 was RMB10,244 million, increasing by RMB1,423 million compared with RMB8,821 million in 2005. This was mainly due to the increase in our capital expenditure.

Net Cash Outflow from Financing Activities

Net cash outflow from financing activities amounted to RMB775 million in 2006, which was a decrease of RMB2,380 million as compared with an inflow of RMB1,605 million in 2005. In 2006, there was cash outflow consisting of short-term bond repayments of RMB2 billion, bank loan repayments of RMB6,438 million and dividend payments of RMB4,611 million. These were partially offset by cash inflow from proceeds generated from our placement of new H Shares for net proceeds of approximately RMB4,390 million, the issuance of short-term bonds for net proceeds of RMB4,913 million, additional bank loans taken of RMB2,879 million. We continue to benefit from the centralized cash management system implemented since 2002. We expect that this system will continue to help:

*	centralize and simplify internal clearing and settlement procedures;

*	utilize excess bank deposits to reduce bank borrowings;

*	reduce accounts receivable; and

*	improve the efficiency of our internal funds management.

Bank Loans and Banking Facilities

The aggregate maturities of our outstanding long-term bank loans as of December 31, 2006 were as follows:

Principal Outstanding as of
Maturity Date	December 31, 2006

RMB	US$(1)

(in millions)

2007	2,350.8	301.2
2008	2,082.7	266.9
2009 and thereafter	6,398.1	819.8

Total	10,831.6	1,387.9

_________________

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 29, 2006 of US$1.00 to RMB7.8041.

Please see Note 17 to our audited consolidated financial statements for a more detailed description of our long-term debt including interest rate and maturity profile.

Our net borrowings for the years ended December 31, 2004, 2005 and 2006 were as follows:

As of December 31,

2004	2005	2006	2006

RMB	RMB	RMB	US$(1)

(in millions)

Short-term loans	3,448.9	2,379.0	2,762.0	353.9
Short-term bonds	-	1,970.8	4,985.1	638.8
Long-term loans	8,465.3	11,044.5	10,831.6	1,387.9

Total debt	11,914.2	15,394.3	18,578.7	2,380.6

Less: Cash and cash equivalents	(6,223.8)	(7,597.7)	(12,802.8)	(1,640.5)

Net debt	5,690.4	7,796.6	5,775.9	740.1

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 29, 2006 of US$1.00 to RMB7.8041.

As of December 31, 2006, we had secured bank loans of RMB1,187.4 million and we, on a stand-alone basis, provided guarantees in respect of RMB1,554.9 million of long-term bank loans and RMB1,170.0 million of short-term bank loans for our subsidiaries.

As of December 31, 2006, Chinalco guaranteed RMB494.0 million of our bank loans. The guarantees by Chinalco and its subsidiaries to various banks in respect of banking facilities and loans granted to third parties as of December 31, 2000 remained with Chinalco after our reorganization.

As of December 31, 2006, we had total banking facilities of RMB50,082.2 million, inclusive of long-term facilities of approximately RMB17,600.0 million and other loan facilities of approximately RMB32,482.0 million. Out of the total banking facilities granted, amounts totaling RMB13,679.6 million have been utilized as of December 31, 2006. Approximately RMB16,200.0 million in bank facilities must be renewed in 2007. We believe that we will be able to renew these facilities when they expire.

Foreign Exchange

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenue into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials. Under current foreign currency regulations in China, to meet these needs, we are permitted to convert Renminbi into the necessary foreign currencies at authorized banks based on a presentation of the relevant contracts. We may also borrow foreign currency loans from such banks for these purposes. To the extent that we need to obtain foreign currency funding for capital projects as defined under foreign exchange regulations, we would be required to obtain approval from the State Administration of Foreign Exchange. Transactions in foreign exchange are translated at exchange rates prevailing at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at exchange rates prevailing at the balance sheet date. Exchange differences arising in these cases are recognized as income or expense in the profit and loss account.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact our ability to carry out operations relating to foreign exchange. Those changes will also impact our ability to pay dividends in HK dollars and to pay dividends of American Depository Shares in U.S. dollars. We believe that we are able to obtain sufficient foreign exchange to implement the above-mentioned obligations. As of December 31, 2006, our foreign currency denominated loans amounted to RMB9.0 million, all was denominated in Danish Krone. In addition, our foreign currency denominated short-term bank deposits amounted to RMB451.7 million, of which RMB239.5 million was denominated in U.S. dollars, RMB196.8 million was denominated in Australian dollars and RMB9.5 million was denominated in HK dollars. Most of our sales are domestic and, as such, we have a limited amount of foreign currency denominated accounts receivable. See "Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Risk". Our sources of foreign exchange include the H Share placement, borrowings and funds converted from Renminbi. We do not anticipate that we will incur significant additional foreign currency debt in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H Shares in HK dollars and on ADSs in U.S. dollars. As of December 31, 2006, we maintained bank balances of US$30.7 million, HK$9.4 million, 32.0 million Australian dollars and 0.4 million euros and 0.3 million Swiss francs or the equivalent of approximately RMB451.7 million for purposes of satisfying our foreign currency obligations and paying dividends to our overseas shareholders. We believe that we have obtained or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

Impact of Appreciation of Renminbi

We believe that, since the price of domestic alumina is determined with reference to the price of imported alumina, the appreciation of Renminbi will affect prices of the domestic spot market of alumina.

However, the appreciation of Renminbi will not have a significant impact on our operations because our import and export volume and foreign currency loans were minimal in 2006. From the perspective of production costs, the appreciation of Renminbi will, to some extent, decreased our competitiveness in the international market.

Inflation

According to the National Bureau of Statistics of China, China experienced inflation of 0.7% in 2001, deflation of 0.8% in 2002, inflation of 1.2%, 3.9%, 1.8% and 1.3% in 2003, 2004, 2005 and the first nine months ended September 30, 2006, respectively. As a result, inflation in the PRC has not had a significant impact on our operating performances in recent years.

Trend Information

In 2006, China's GDP growth rate reached 10.5%. China's economy is expected to continue its strong growth in 2007, with increasingly important contribution from industrial growth. We expect the national demand for alumina and primary aluminum to grow in line with the nation's continuous economic growth. The recovery of the global economy is expected to further enhance aluminum consumption and support market prices of primary aluminum and alumina.

However, we will continue to face challenges in 2007, such as:

*	an increase in production cost resulting from continued increases in prices of raw materials, fuel and power; and

*	intensified domestic competition resulting from the cancellation of tax refund for primary aluminum export and the enhancement of the production capacity of alumina.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRS, which differs in various material respects from U.S. GAAP. See Note 35 to our audited consolidated financial statements for details. The summary of differences involve management's estimates and assumptions which may affect the reported amounts of assets and liabilities, the disclosure regarding contingent assets and liabilities and revenues and expenses. These material differences, as they apply to our financial statements, relate primarily to the following:

(a)	Revaluation of property, plant and equipment

(b)	Amortization of goodwill

(c)	Unrecognized excess of interest in the net fair value of net assets acquired over cost

(d)	Revaluation of mining rights

(e)	Minority interest

(f)	Income tax effect of U.S. GAAP adjustments

For further details regarding recent developments of U.S. GAAP, see Note 35 to our audited consolidated financial statements. For further details regarding recent accounting pronouncements of HK GAAP, see Note 2(a) to our audited consolidated financial statements.

Contractual obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

Payment due by period
Total	2007	2008-2009	2010-2011	Thereafter

RMB	RMB	RMB	RMB	RMB

(in millions)

Long-term debt	10,831.6	2,350.8	4,152.6	2,242.1	2,086.1
Interest payments	1,815.0	571.5	442.4	313.4	487.7
Operating leases	12,432.6	300.9	601.8	601.7	10,928.2
Capital contributions	750.4	750.4	-	-	-
Purchase obligations	2,167.3	2,167.3	-	-	-

Total	27,996.9	6,140.9	5,196.8	3,157.2	13,502.0

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by segment for the years ended 2004, 2005 and 2006, and the capital expenditures in each segment as a percentage of our total capital expenditures for such years.

Years Ended December 31,

2004	2005	2006

RMB	%	RMB	%	RMB	%

(in millions, except percentages)

Alumina	5,399.0	49.3	5,369.6	63.8	3554.9	40.9
Primary aluminum	5,257.4	48.1	2,793.9	33.2	4324.2	49.7
Corporate and other services	76.8	0.7	124.8	1.5	122.2	1.4
Unallocated	208.4	1.9	129.6	1.5	693.0	8.0

Total	10,941.6	100%	8,417.9	100%	8,694.3	100%

In 2006, we spent approximately 90.5% of our 2006 capital expenditure of RMB8,694.32 million to improve our alumina and primary aluminum production capacity.

*

We used RMB3,554.9 million of our alumina segment expenditures: (i) to expand our alumina production capacity; (ii) to undertake technological improvements to our alumina production processes and facilities; (iii) for the Shandong alumina project involving the upgrade of our innovative energy-saving sintering technology as well as the alumina project involving the reconstruction and expansion of Bayer technology; (iv) for the Zhongzhou alumina project involving the upgrade of the sintering process as well as the project involving alumina concentration with added bauxite after digestion of the ore-dressing Bayer process.

*

We used RMB4,324.2 million to expand our primary aluminum production capacity by merger and acquisition of primary aluminum smelters, such as Shanxi Huasheng, Fushun Aluminum, Shandong Huayu, Zunyi Aluminum, Gansu Hualu and Jiaozuo Wanfang.

In 2007, we expect to use approximately RMB16,600 million for technology upgrade and construction; of this amount, we expect to use approximately RMB10,100 million for our alumina project, and approximately RMB6,500 million for our primary aluminum projects.

Our capacity expansion plan reflects our focus on expanding our alumina production capacity to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities and may take advantage of these opportunities if we determine that it is in our and our shareholders' best interests. We expect that our alumina and primary aluminum production capacity will reach 9,937,000 and 2,989,200 tonnes, respectively, by the end of 2007.

These are our current plans with respect to our capital expenditures. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans.

As of December 31, 2006, our capital commitments relating to investments in property, plant and equipment amounted to RMB8,200 million, of which those contracted but not provided for amounted to RMB2,167 million and those authorized and not contracted amounted to RMB6,033 million. Our external investment commitments amounted to RMB880 million, mainly attributable to the establishment of Guangxi Huayin alumina project and Chalco Zunyi Alumina through joint venture. Our investment in construction and upgrade of technology as well as external investment and acquisition improved our capacity and output of alumina and primary aluminum.

Research and Development

Our department of science and technology coordinates the research and development efforts undertaken at our Research Institute and technology centers at our plants. The Research Institute, the only organization in China dedicated to aluminum research, is responsible for the research and development of technologies and associated projects that are applied at our relevant plants. The technology centers at our plants focus on providing engineering solutions to, and technological application of, research and development efforts. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

Our total expenditure for research and development was approximately RMB132.6 million, RMB113.4 million and RMB113.5 million for 2004, 2005 and 2006, respectively.

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

In addition to director's fees, our directors are entitled to performance bonuses. The executive directors are also entitled to the welfare benefits provided under the relevant PRC laws and regulations.

Directors

At our annual general meeting of shareholders held on June 7, 2004, Messrs. Xiong Weiping, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton and Wang Dianzuo were re-elected for further terms of three years, and Messrs. Xiao Yaqing, Luo Jianchuan and Chen Jihua were elected for terms of three years. Mr. Xiao Yaqing was elected Chairman of the board of directors and Chief Executive Officer. At the extraordinary shareholders' meeting held on September 28, 2004, Mr. Kang Yi was elected to fill the vacancy in our Board. At our annual general meeting of shareholders held on June 9, 2005, Mr. Shi Chungui was elected as our Non-executive Director in place of Mr. Chen Xiaozhou. Further, at our extraordinary general meeting of shareholders held on October 14, 2005, Mr. Poon Yiu Kin, Samuel was elected as our Independent Non-executive Director in place of Mr. Chiu Chi Cheong Clifton who resigned with effect from October 14, 2005. Mr. Xiong Weiping resigned from his office as an Executive Director on August 23, 2006. Mr. Zhang Chengzhong was appointed as an Executive Director of the Company to replace Mr. Xiong Weiping at the Extraordinary General Meeting on October 13, 2006. At the annual general meeting on May 18, 2007, the third session of the Board was established. The members are Xiao Yaqing, Luo Jianchuan, Chen Jihua, Shi Chungui, Poon Yiu Kin, Samuel and Kang Yi, and three new directors, Liu Xiangmin, Helmut Wieser and Zhang Zuoyuan, with Mr. Xiao Yaqing serving as the Chairman. The term of directors' service is three years. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors as of December 31, 2006.

Name	Age	Positions with the Company

Executive Directors

Xiao Yaqing	48	Chairman of the board of directors and Chief Executive Officer

Luo Jianchuan	44	Director and Senior Vice President

Chen Jihua	39	Director, Vice President and Chief Financial Officer

Zhang Chengzhong	47	Director and Vice President

Non-executive Directors

Shi Chungui	67	Director

Joseph C. Muscari	60	Director

Independent Non-executive Directors

Poon Yiu Kin, Samuel	47	Independent Director

Wang Dianzuo	73	Independent Director

Kang Yi	66	Independent Director

The table and discussion below set forth information concerning our directors appointed at our annual general meeting held on May 18, 2007:

Name	Age	Positions with the Company

Executive Directors

Xiao Yaqing	48	Chairman of the board of directors and Chief Executive Officer
Luo Jianchuan	44	Director and President
Chen Jihua	39	Director, Vice President and Chief Financial Officer
Liu Xiangmin	45	Director and Vice President

Non-executive Directors

Shi Chungui	67	Director
Helmet Wieser	53	Director

Independent Non-executive Directors

Poon Yiu Kin, Samuel	47	Independent Director
Kang Yi	66	Independent Director
Zhang Zuoyuan	73	Independent Director

Executive Directors

Xiao Yaqing, aged 48, is the Chairman and Chief Executive Officer of the Company. He has been employed by our Company since 2004. Mr. Xiao is the Chairman of the Remuneration and Nomination Committee under the Board of our Company and is the President of Chinalco. Mr. Xiao graduated from Central South University of Industry where he majored in pressure processing and received a doctorate degree. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has abundant academic achievement and more than twenty years of extensive practical experience in the fields of metallic materials and management. He has been the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast Light Alloy Corporation Limited, the Factory Manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and the Deputy General Manager of Chinalco.

Luo Jianchuan, aged 44, is an Executive Director and the President. He has been employed by the Company since 2001. Mr. Luo graduated from Central South University of Industry majored in resources and environment economy and received a doctorate degree. Mr. Luo is a senior engineer with about 20 years of experience in nonferrous metal import and export trading management and extensive professional experience in trading and management. Mr. Luo formerly served as the engineer of the Lead and Zinc Bureau under China Non-ferrous Metals Industry Corporation, the Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, the Deputy General Manager and General Manager of Xinquan Corporation, Assistant to General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited and the General Manager of the Operations and Sales Division of the Company.

Chen Jihua, aged 39, is an Executive Director, Vice President and Chief Financial Officer of the Company. He has been employed by the Company since 2001. Mr. Chen holds a Master's degree from Central University of Finance and Banking. Mr. Chen has participated in a wide range of corporate and financial management projects. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Rating Company Limited, the Chief Financial Officer with Red Bull Vitamin Beverages Company Limited and China Operations of ALJ Group of Saudi Arabia. He also formerly served as the Chief Financial Officer with Jitong Network Communications Company Limited.

Liu Xiangmin, aged 45, is a Vice President and the Executive Director of the Company since May 2007. He has been employed by the Company since 2001. Mr. Liu graduated from Central South University of Industry, majoring in non-ferrous metal science and has also obtained a Doctorate degree in Metallurgy Engineering. He is a professor-grade senior engineer and has extensive professional experience in the fields of non-ferrous metals metallurgy and corporate management. Mr. Liu previously served as a Deputy Head and then the Head of the Alumina branch of Zhongzhou Aluminum Plant, a Deputy Head of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

Non-executive Directors

Shi Chungui, aged 67, is a Non-executive Director of the Company and a member of the Expert Consultancy Committee of China Cinda. He has been employed by the company since 2005. Mr. Shi graduated from Northeast University of Finance and Economics in 1964 with a Bachelor's degree in accounting. Mr. Shi has extensive experience in the management of financial, governmental and business administrative matters. Mr. Shi was previously the Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, the President of Hebei Branch of China Construction Bank, the President of Beijing Branch of China Construction Bank, a Deputy President of the Head Office of China Construction Bank and a Deputy President of China Cinda Asset Management Corporation.

Helmut Wieser, aged 53, is a Non-executive Director of the Company since May 2007 and the Vice Executive President of Alcoa International (Asia) Limited ("Alcoa") and Group President responsible for Alcoa's global mill products, rigid packaging and hard alloy extrusion businesses. He also oversees Alcoa's businesses in the Asia Pacific region. In addition, Helmut is a member of the Alcoa Executive Council. He joined Alcoa in 2000 as Vice President, operations for Alcoa's flat-rolled products group in Europe based in Geneva and a year later was named President of the group. He was elected Vice President of Alcoa in 2004, when he was named President of the North American and European Mill Products Organization, and was elected executive Vice President in 2005. Prior to joining Alcoa, Mr. Wieser was an executive member of the board and Chief Operating Officer of Austria Metal Group. Helmut received a Master's degree in mechanical engineering and economics in 1981 from the University of Graz.

Independent Non-executive Directors

Poon Yiu Kin, Samuel, aged 47, is an Independent Non-executive Director and the Chairman of the Audit Committee of the Company. Mr. Poon was appointed as the Independent Non-executive Director of the Company in October 2005. Mr. Poon holds a Master of Business Administration degree from the London Business School and a Bachelor in Business Administration degree from The Chinese University of Hong Kong. Mr. Poon is also an Independent Non-Executive Director of Yue Yuen Industrial (Holdings) Limited and a member of Executive Committee and Honorary Treasury of English Schools Foundation. He is the

Vice Chairman of the Joint Committee on Student Finance of the Education and Manpower Bureau and an adjunct Professor of Peking University, National Chengchi University of Taiwan and The Chinese University of Hong Kong. Mr. Poon formerly served as a Managing Director and held various positions in Merrill Lynch, including Co-head of Investment Banking and Head of Debt Capital Markets for the Asia Pacific region, and Head of Corporate Finance for Europe, the Middle East and Africa.

Kang Yi, aged 66, is an Independent Non-executive Director of the Company. Mr. Kang was appointed as the Independent Non-executive Director of the Company in 2004. Mr. Kang graduated in 1965 from Central South University of Technology in the expertise of the metallurgy of nonferrous metals, and is a professor grade senior engineer. Mr. Kang is the Chairman of the China Non-ferrous Metals Industry Association. He is also a member of the national Committee of the Chinese People's Political Consultative Conference ("CPPCC"), a member of the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and an Independent Non-Executive Director of Jiangxi Copper Company Limited and Baotou Aluminum Corporation Limited. Mr. Kang once served as the factory manager of Qingtongxia Aluminum Plant, the Head of the Economic Committee of Ningxia Hui Autonomous Region, a Deputy General Manager of China Non-ferrous Metals Industry Corporation, and a Deputy Head of the State Non-ferrous Metals Industry Bureau.

Zhang Zuoyuan, aged 73, was appointed to be our Independent Non-executive Director on May 18, 2007. He is also a member of Academy of Chinese Academy of Social Sciences and a researcher of the Institute of Economics. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of finance and economics. He had served as assistant researcher, deputy researcher and researcher of Institute of Economics in the Chinese Academy of Sciences, a director and researcher of Institute of Finance, Trade and Economics; director and researcher of the Institute of Industrial Economics, and a director and researcher of Institute of Economics. He had also been a tutor of doctorate students and chief editor of Finance & Trade Economics and Economics Research Journal. Mr. Zhang has extensive professional experience in political and economics, pricing and marketing. He is a member of the Ninth and Tenth Sessions of the Chinese People's Political Consultative Conference, deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Development Studies, a director of Chinese Society for Cost Studies and the Secretary-General of Foundation of Sun Ye Fang Economics and Science.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors. Mr. Luo Tao and Mr. Ou Xiaowu respectively resigned as Chairman of the Supervisory Committee and Supervisor of the Company with effect from 23 August 2006, and Mr. Ao Hong and Mr. Zhang Zhankui have been appointed as Chairman of the Supervisory Committee and Supervisor respectively at the Extraordinary General Meeting on October 13, 2006. On May 18, 2007, Mr. Ao Hong, Mr. Yuanli and Mr. Zhang Zhankui were elected to renew their terms of office.

The supervisors convened two meetings in 2006. The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Ao Hong	46	Chairman of the Committee of Supervisors

Yuan Li	49	Supervisor (employee representative), General Manager of Corporate Culture Department of the Company

Zhang Zhankui	49	Supervisor

Ao Hong, aged 46, is a Vice President of Chinalco. Mr. Ao graduated from Kunming University of Science and Technology and majored in Metallurgy. He holds a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Yuan Li, aged 49, is a Supervisor elected as the employee representative of the Company and the General Manager of the Corporate Culture Department of the Company. He has been employed by the Company since 2001. Mr. Yuan is an engineer with extensive administrative and managerial experiences. He formerly served as the Deputy Director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation, head of the Department of Research and Survey as well as the chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Director of the Department of Political Affairs and the Director of the Community Union Working Department of Chinalco.

Zhang Zhankui, aged 49, is a postgraduate of economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, project auditing and business management. Mr. Zhang formerly served as the Head of Finance Division and then Head of the Audit Division of China General Design Institute for Non-ferrous Metals, a Deputy General Manager of Beijing Enfei Tech-industry Group, Head of the Accounting Division of the Finance Department and a Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, a manager of the Asset and Finance of the Listing Office of Chinalco and Head of the Fund Division of the Finance Department of Chinalco and a manager of the Comprehensive Division of the Finance Department of the Company.

Other Senior Management Personnel

The table and discussion below set forth certain information concerning other senior management personnel.

Name	Age	Positions with the Company

Ding Haiyan	49	Vice President

Jiang Yinggang	44	Vice President

Liu Qiang	43	Secretary to the Board

Ding Haiyan, aged 49, is a Vice President of the Company and has been employed by Chalco since 2001. As a holder of a Master's degree in Labor Economics and a Doctorate candidate, Mr. Ding is a senior economist with extensive experience in labor, wages, insurance, merger and acquisition of enterprises and capital operation. He once served as a Director of Labor Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Nonferrous Metals Industry Corporation, Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as a Manager of the Department of Asset Management, a Deputy Director of the Listing Office and Assistant to president of Chinalco, and an Executive Director and the Secretary of the Board of the Company.

Jiang Yinggang, aged 44, is a Vice President of the Company and the General Manager of Qinghai Branch of the Company. Mr. Jiang has a Bachelor degree and a Master degree in non-ferrous metal engineering. He is a professor-grade senior engineer and has served as Deputy Head and then Head of Corporate Management Department of Qinghai Aluminum Plant, the Head of Qinghai Aluminum Smelter, Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and General Manager of Qinghai branch of the Company.

Liu Qiang, aged 43, is the Secretary to the Board and has been employed by the Company since 2001. She has been the Secretary to the Board since November 2003. Ms. Liu holds a Master's degree in English literature and is a professor-grade senior translator. She has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. Ms. Liu formerly worked with the China National Non-Ferrous Metals Import and Export Corporation. During her term of office, she studied at the University of International Business and Economics, majored in Finance, accounting and MBA course. She formerly served as the Finance Manager of the Australian branch of the China National Non-Ferrous Metal Import and Export Corporation; senior analyst for the Aluminum Industry and Market of China National Non-Ferrous Metals Trading Group; senior analyst for the Aluminum Industry and Market of China National Metals and Minerals Import and Export Corporation; and deputy manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

Audit Committee

Currently, our audit committee consists of three Independent Non-executive Directors, namely, Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan. Mr. Poon Yiu Kin, Samuel is the Chairman of the audit committee. Our audit committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, approve related party transactions, supervise our internal financial reporting process, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors, and review management policies. The audit committee convened four meetings in 2006.

Remuneration Committee

We have established a remuneration committee. Our remuneration committee consists of one Executive Director, namely Mr. Chen Jihua and three Independent Non-executive Directors, Mr. Kang Yi, Mr. Poon Yiu Kin, Samuel, and Mr. Zhang Zuoyuan. Mr. Kang Yi serves as the Chairman of the Committee.

Committee members' responsibilities as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management, reviewing the regulations of assessment of achievement and performance of Executive Directors and senior managers. In 2006, the Committee convened three meetings, mainly focusing on the preparation of remuneration policies for Directors and senior management; assessment of achievement and performance of Executive Directors and senior management. We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

We have established a nomination committee which consists of two Executive Directors, namely Mr. Xiao Yaqing and Mr. Luo Jianchuan and three Independent Non-executive Directors, Mr. Kang Yi, Mr. Poon Yiu Kin, Samuel, and Mr. Zhang Zuoyuan. Mr. Xiao Yaqing serves as the Chairman of the Committee.

Committee members' responsibilities as set out in the committee charter include reviewing and recommending selection of independent directors and members of the committees under the board of directors, approving the terms of directors service contracts, and the appointment and removal of senior executives. In 2006, the Committee convened three meetings, mainly focusing on approval of the terms of the service contracts of Directors; nomination of candidates of Executive Director for the new Board.

We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee which must be composed entirely of independent directors.

Planning and Development Committee

We have established a strategic planning and development committee which consists of two Executive Directors, Mr. Luo Jianchuan and Mr. Liu Xiangmin, and three managers, Mr. Ding Haiyan, Mr. Xie Hong and Mr. Yu Xinxing with Mr. Luo Jianchuan serving as the Chairman. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and annual rates of return on investments.

Disclosure Committee

Our disclosure committee consists of the Chief Executive Officer, the Chief Financial Officer and other senior management members. Our Chief Executive Officer and Chief Financial Officer serve as the Chairman and Vice Chairman of the committee, respectively. The committee implements our disclosure controls and procedures and reviews information disclosed to ensure accurate, open and timely disclosure. In 2006, the Company made some changes to the members of Disclosure Committee, and the risk management and internal controls have been enhanced. All discloseable information (including annual and interim results) shall be subject to the approval of the Company's Disclosure Committee with the Chief Executive Officer as its Chairman. For the purpose of discloseable financial statements and the relevant information, the Chief Financial Officer shall confirm that the Company's results and financial position have been reflected on a true and fair basis under relevant accounting principles and requirements.

Compensation

Directors', Supervisors' and Senior Officers' Compensation

The aggregate amount of cash compensation paid by us to our directors (not including our Independent Directors), supervisors and senior management in 2006 for services performed as directors, supervisors and officers or employees of our Company was approximately RMB7.7 million. The aggregate amount of cash compensation paid by us to our supervisors and senior management in 2006 was RMB0.5 million and RMB2.2 million, respectively. In addition, our executive directors and supervisors who are employees receive compensation in the form of housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. Directors and supervisors who are not employed by us receive fees for their services. We have entered into three-year service contracts with all of our directors and supervisors. None of these service contracts provides benefits to our directors upon termination.

Details of the emoluments paid to the Company's Directors during the reporting period are as follows:

As of December 31, 2006
Employer's
contribution to
			Discretionary	retirement
Name of Director	Fees	Salary	bonus	schemes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Executive Directors
Xiao Yaqing	-	754	622	19	1,395
Luo Jianchuan	-	555	351	19	925
Chen Jihua	-	506	282	19	807
Zhang Chengzhong(1)	-	506	282	19	807
Xiong Weiping(2)	-	423	346	12	781
Non-Executive Directors
Shi Chungui	150	-	-	-	150
Joseph C. Muscari(3)	150	-	-	-	150
Independent Non-Executive Directors
Poon Yiu Kin, Samuel	266	-	-	-	266
Wang Dianzuo(4)	266	-	-	-	266
Kang Yi	266	-	-	-	266

	1,098	2,744	1,883	88	5,813

(1)	Mr. Zhang Chengzhong was appointed as an Executive Director of the Company on October 13, 2006 and resigned on May 18, 2007.

(2)	Mr. Xiong Weiping resigned from his office as an Executive Director of the Company on August 23, 2006.

(3)	Mr. Joseph C Muscari resigned from his office as a Non-Executive Director of the Company on May 18, 2007.

(4)	Mr. Wang Dianzuo resigned from his office as a Non-Executive Director of the Company on May 18, 2007.

Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders' value, we adopted a special compensation system for our senior management designed to link our senior management's financial interests with our operating performances. Under this system, the senior management's compensation consists of the following components:

*	basic salaries;

*	performance bonuses; and

*	incentive bonuses.

Board Practices

Board of Directors

Pursuant to the articles of association, our board of directors consists of nine directors, one of whom is the Chairman. Directors are elected at the shareholders' general meeting by vote of shareholders, and serve for terms of three years. Upon the expiration of the term of their office, they may serve successive terms if re-elected at the shareholders' general meeting. The current board of directors, excluding Mr. Shi Chungui, Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Chengzhong, was elected at the shareholders' annual general meeting held on June 7, 2004. Mr. Shi Chungui was elected at the shareholders' annual general meeting held on June 9, 2005. Mr. Poon Yiu Kin, Samuel was elected at the shareholders' extraordinary general meeting held on October 14, 2005. Mr. Kang Yi was elected in the extraordinary shareholders' meeting held on September 28, 2004. Mr. Zhang Chengzhong was appointed as an Executive Director of the Company to replace Mr. Xiong Weiping at the Extraordinary General Meeting on October 13, 2006. The second session of the Board and Supervisory Committee will expire upon the conclusion of the 2006 Annual General Meeting. The third session of the Board came into effect upon approval at the annual general meeting convened on May 18, 2007. The third session of the Board comprises six directors from the second session of the Board, namely Xiao Yaqing, Luo Jianchuan, Chen Jihua, Shi Chungui, Poon Yiu Kin, Samuel and Kang Yi, and three new directors Liu Xiangmin, Helmut Wieser and Zhang Zuoyuan.

Supervisory Committee

We have a supervisory committee composed of three supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be reappointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the Chairman is three years, renewable upon re-election. The Supervisory Committee of the Company consists of three members, with one supervisor being elected from the staff as a representative of the employees. Members of the Supervisory Committee may also observe meetings of the board of directors. Our current Supervisory Committee was appointed at the shareholders' annual general meeting held on June 7, 2004. Mr. Luo Tao and Mr. Ou Xiaowu respectively resigned as Chairman of the Supervisory Committee and Supervisor of the Company on August 23, 2006, and Mr. Ao Hong and Mr. Zhang Zhankui have been appointed as Chairman of the Supervisory Committee and Supervisor respectively at the Extraordinary General Meeting on October 13, 2006. The third session of the Supervisory Committee came into effect upon approval at the Annual General Meeting convened on May 18, 2007. All the members of the second session of the committee were elected to renew their terms of office.

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

*	to propose to convene interim shareholders' general meetings; and

*	to bring lawsuits against directors on behalf of Chalco.

Audit Committee

See "Item 6. Directors, Senior Management and Employees - Audit Committee".

Employees

As of December 31, 2004, 2005 and 2006, we had a total of approximately 68,620, 68,200 and 88,004 employees, respectively.

The table below sets forth the number of our employees by function as of the period indicated:

As of December 31,

- 80 -

2004	2005	2006

		% of Total		% of Total		% of Total

Function:

Alumina production	38,100	55.5	38,124	55.9	38,360	43.6
Primary aluminum production	19,150	27.9	19,164	28.1	35,564	40.4
Mining	3,550	5.2	3,431	5.0	4,400	5.0
Research and development	1,980	2.9	1,990	2.9	2,552	2.9
Sales and marketing	740	1.1	686	1.0	880	1.0
Management and other	5,100	7.4	4,805	7.1	6,248	7.1

Total	68,620	100.0%	68,200	100.0%	88,004	100%

The table below sets forth the number of our employees as of December 31, 2006:

Location	Employees	% of Total

Shandong
Shandong Plant	10,787	12.3

Henan
Henan plant	10,387	11.8
Zhongzhou plant	5,000	5.7
Research Institute	994	1.1

Bauxite mine branch	2,666	3

Guizhou
Guizhou plant	15,285	17.4

Guangxi
Guangxi plant	5,546	6.3

Shanxi
Shanxi plant	12,633	14.4

Qinghai
Qinghai plant	5,893	6.7
Others (including the employees of newly established subsidiary and the companies joined in by merging and acquisition)	18,683	21.2
Headquarters	130	0.1

Total	88,004	100.0%

We have workers' unions at the plant level that protect employees' rights and welfare benefits, organize educational programs, encourage employee participation in management decisions, and assist in mediating disputes between us and individual employees. All employees are union members. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that we have good relationships with our employees.

The remuneration package of our employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, childcare and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20.0% depending in part on the location of the plant and the average age of the employees. We have made all required pension contributions up to December 31, 2006. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We also contribute to a welfare fund for our employees. Our contributions to this fund are made at rates ranging from 5% to 10% of our after-tax income. In addition, we have introduced a new employee incentive plan which includes performance bonuses for our employees. We provide to our employees various social welfare benefits through hospitals, schools, retirement homes and other institutions owned by Chinalco and its other affiliates or through third parties.

Share Ownership

None of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, owned 39.59% of our outstanding common shares after our placement of H Shares on May 9, 2006, and currently owns 40.46% of our outstanding common shares following the A Shares issuance and the transfer by China Orient of all its equity interest in us to Chinalco, which was processed at the same time when our A Shares were issued on April 30, 2007. The parent company holds a significant portion of our domestic shares in the form of state legal person shares and can exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The parent company has substantial influence over our management and policies and corporate actions, not only in its capacity as the largest shareholder, but also because two of our directors, including our Chairman, hold senior management positions with Chinalco and Chinalco has nominated two of the three members of our Supervisor Committee.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2006. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

As of December 31, 2006

Approximate % of
Holders of Domestic Shares and H Shares	No. of shares	issued share capital

(in millions)

Holders of Domestic Shares

Chinalco	4,612.2	39.59

China Cinda	900.6	7.73

China Construction Bank	709.8	6.09

China Orient	602.3	5.17

China Development Bank	554.9	4.76

Guangxi Investment	196.8	1.69

Guizhou Development	129.4	1.11

Holders of H Shares

Alcoa	884.2	7.59

Other public investors	3,059.8	26.27

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of May 31, 2007. The shares and share capital changed as a result of the A Shares issuance and the transfer between China Orient and Chinalco. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

As of May 31, 2007

Approximate % of
Holders of Domestic Shares and H Shares	No. of shares	issued share capital

(in millions)

Holders of Domestic Shares

Chinalco	5214.4	40.46

China Cinda	900.6	6.99

China Construction Bank	709.8	5.51

China Development Bank	554.9	4.31

Guangxi Investment	196.8	1.53

Guizhou Development	129.4	1.00

Lanzhou Aluminum	79.5	0.62

Lanzhou Economy and Information Consulting Company	9.2	0.07

Holders of H Shares

Alcoa	884.2	6.86

Other public investors	3,059.8	23.74

Public investors of A Shares	1,148.1	8.91

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

On May 9, 2006, we placed 644,100,000 H Shares in the share capital of our Company at a price of HK$7.25 per H Share. The Placing Shares comprise (i) 600,000,000 new H Shares to be allotted and issued by the Company and (ii) 44,100,000 H Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Chinalco to the National Social Security Fund Council (the "NSSF") of the PRC, in reliance upon Regulation S under the U.S. Securities Act of 1933. The Placing Shares represent approximately 5.83% of the existing issued share capital of our Company and approximately 5.53% of the issued share capital of our Company as enlarged by the issuance of the new H Shares. The Placing shares were listed on the Hong Kong Stock Exchange on May 19, 2006.

On April 30, 2007, dealings in the A Shares on the Shanghai Stock Exchange commenced. We initially offered 1,236,731,739 A Shares in exchange for the existing issued shares held by the shareholders of Shandong Aluminum and Lanzhou Aluminum, other than those held by us. Our total share capital increased to 12,886.6 million shares from 11,049.9 million shares.

To the best of our knowledge, as of December 31, 2006, none of the outstanding H Shares was held by United States holders of record, and all of the outstanding ADSs were held by 42 United States holders of record. Because only PRC investors can hold domestic shares, there were no non-PRC holders holding the domestic shares of record. Our ADS ratio changed from one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing twenty-five (25) H Shares. The ratio change is effected with respect to the holders of ADSs of record on October 6, 2006. The new ADSs have been distributed to the holders of ADSs on October 11, 2006.

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder and therefore may not exercise its voting rights relating to our shares with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item 10. Additional Information - Memorandum and Articles of Association". In accordance with our articles of association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H Shares are identical to those of our other holders of H Shares. Holders of domestic shares and H Shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H Shares and domestic shares are entitled to the same voting rights.

Related Party Transactions

Connected Transactions under Hong Kong Listing Rules

Under the HKSE Listing Rules, transactions between connected persons and us constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Hong Kong Stock Exchange. Under the HKSE Listing Rules, Chinalco, Guangxi Associate, Guangxi Baise, Guizhou Development and Shanxi Zhangze, are considered our connected persons. According to certain waivers granted by the Hong Kong Stock Exchange on December 22, 2003, our Independent Non-executive Directors must review and certify annually that the contracts entered into between us and our connected persons are based on normal commercial terms that are fair and reasonable. Commencing on June 7, 2004, our Audit Committee pre-approves related-party transactions in accordance with the NYSE Listing Rules. The following transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions as stated in the waiver letter issued by the Hong Kong Stock Exchange.

Although connected transactions are not synonymous with related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy the disclosure requirements under U.S. securities laws. See the table below for a list of the amounts paid under such transactions for the years ended December 31, 2004, 2005 and 2006.

We have the following ongoing connected transactions with Chinalco, our largest shareholder, Guangxi Associate, Guizhou Development and Southwest Aluminum.

*	Comprehensive Social and Logistics Services Agreement;

*	General Agreement on Mutual Provision of Production Supplies and Ancillary Services;

*	Mineral Supply Agreement;

*	Provision of Engineering, Construction and Supervisory Services Agreement;

*	Land Use Rights Leasing Agreement;

*	Buildings Leasing Agreement and Head Office Leasing Agreement - Building leasing

*	Trademarks License Agreement;

*	Aluminum Ingots and Alumina Supply Agreement; and

*	Aluminum Ingots Agency Agreement.

Comprehensive Social and Logistics Services Agreement

Chinalco provides certain social welfare and logistics services on a continuing basis to us. To regulate our relationship with Chinalco in this regard, we have entered into the Comprehensive Social and Logistics

Services Agreement with Chinalco on November 5, 2001 for the provision of social welfare and logistics services.

The annual limit is proposed to be increased because (a) the logistics services equipment is expected to be refurnished in 2007 due to the aging of the equipment over the years, and therefore, this will result in increased expenses, (b) since many of our facilities have expanded their production capabilities, there will be an increase in the use of the logistics services provided by Chinalco, and (c) it is expected that Chinalco's costs for providing the services will increase over the previous years and therefore, it will mean increased charges to us.

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

As the domestic supply of coal, electricity, fuel and logistics services in 2005 and 2006 was tense, it is expected that the situation will remain tense in 2007 and the near future, causing the relevant costs of the production supplies and services of Chinalco to continue to increase. The proposed increase in annual limit is due to an expected increase of costs and charges for Chinalco to provide cement, coal, transportation and other related products and services. The increases in costs and charges are expected to continue to increase in line with the continued growth of the market prices and PRC economic development environment. Further, with the expansion in the Company's production capabilities, there will be a corresponding increase in the use of the products and services provided by Chinalco.

In addition, following the completion of several of our newly built alumina facilities, the upgrading of certain of our alumina productions, and the completion of several domestic mergers and acquisitions by us, our production capacity of smelting and alumina is expected to experience significant increases, and the need for the production supplies and ancillary services provided by Chinalco will accordingly increase significantly.

Chinalco also retained all its assets and businesses relating to aluminum fabrication (except for aluminum fabrication capacity of Shandong Aluminum). It purchases its supply of primary aluminum as well as other alumina products from us. On the other hand, Chinalco transferred to us (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, coal and pitch, and (b) assets and businesses for provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and maintenance services. Such assets and businesses continue to provide ancillary production supplies and services to Chinalco.

As the subsidiaries of Chinalco has continued to increase, including companies such as China Aluminum Ruimin Aluminum Strap Company Limited and Lanzhou Liancheng Aluminum Industrial Company Limited, the need for these subsidiaries to purchase our products has also increased accordingly and hence, larger quantities of alumina are being purchased from us. It is expected that Chinalco will continue to acquire more subsidiaries in 2007 to 2009, and these subsidiaries will also purchase their primary aluminum and alumina products from us, and therefore, a proposed increase in the annual limit is deemed appropriate due to the anticipated increase of the sale of primary aluminum and alumina products from us to Chinalco.

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

As two of our alumina production facilities will commence production in 2007, the demand for bauxite and limestone for its production is also expected to increase accordingly. It is also expected that the costs and volume of purchase of these minerals by us will continue to increase in the coming three financial years ending December 31, 2009.

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

We have entered into a Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco dated November 5, 2001, which was renewed in December 26, 2006, relating to the provision of such engineering design, construction and supervisory services.

Land Use Rights Leasing Agreement

Chinalco leased to us all the 453 pieces or parcels of land for the purposes of all aspects of our operations and businesses. On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the leasing of these 453 parcels of land covering an aggregate area of approximately 58.3 million square meters, which are located in six provinces in the PRC. The annual rent payable to Chinalco is approximately RMB239.1 million.

As a result of the adjustment in the standard land price and land use tax made by relevant local authorities in 2004, Chinalco was required to pay an extra tax amount of RMB66.0 million. On January 11, 2005, after arm-length negotiations between Chinalco and us, we agreed to bear the annual tax increment beginning from January 1, 2004, pursuant to which our payment of the rental for land use right increased from RMB173.0 million to RMB239.1 million. We had applied and recommended to the HKSE for the amendment of maximum amount of annual land use right payable by us be adjusted from RMB200.0 million to RMB250.0 million.

Due to the adjustment of land tax in Zhongzhou Plant and Shanxi Plant, and at the request of Chinalco, we have agreed to bear the increase in land tax of approximately RMB44.9 million of these two branch factories of the Company. The relevant land use rights were leased to us pursuant to the Land Use Right Leasing Agreement between our Company and Chinalco dated November 5, 2001. Payment by us of the increased land tax for Chinalco will exceed the annual limit of this category of continuing connected transactions of RMB250 million. Therefore, we revise the annual cap for the Land Use Right Leasing Agreement for the year ending December 31, 2006 to RMB290 million. Our Directors consider that the relevant PRC authorities will continue to increase the land rates and land use taxes in the next three years due to the continued and steady growth of the PRC economy and in order to ensure that Chinalco will receive the same amount of rental payment before the increase in land rates and land use taxes, our Directors propose an annual cap of RMB400 million as the annual limit for this category of continuing connected transactions for the coming three financial years ending December 31, 2009.

Buildings Leasing Agreement and Head Office Leasing Agreement - Building leasing

At the Special General Meetings of the Company held on February 27, 2007, it is approved to aggregate the rental payable to Chinalco under the Buildings Leasing Agreement dated November 5, 2001 with the rent payable under the Head Office Leasing Agreement to China Aluminum Development Company Limited under one category of continuing connected transactions and apply for an aggregate annual limit of RMB100 million for each of the three years ending December 31, 2009.

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

At the time of the 2003 Waiver Renewal, the annual limit for the Buildings Leasing Agreement was set at RMB12 million, being the estimated total amount of rent payable by us to Chinalco in respect of approximately 100 buildings leased by us from Chinalco pursuant to the Buildings Leasing Agreement dated 5 November 2001. Due to the steady growth of the PRC economy, we expect that the aggregate amount of rental payable by us to Chinalco will increase during the next three years. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. The annual rent amounts to RMB61.6 million, determined according to the prevailing market rate. The eight months' period from February 15, 2005 to October 14, 2005 during renovation was rent free.

Due to the recent increase in rent of office premises in Beijing, we at the request of China Aluminum Development has agreed to make prepayment of the annual rent and property management fees of the leased premises for the remaining two years of the tenancy. The prepayment amounted to RMB145,314,782. Considering the rapid and steady economic growth in the PRC during the past three years and the general trend of rental increase during the same years, the Directors propose an annual cap of RMB100 million for the three years ending December 31, 2009. During 2006, we made a prepayment of RMB74 million per year for the next two years to Chinalco in respect of the head office rental and property management fees.

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

Aluminum Ingots and Alumina Supply Agreement

Our Directors propose to aggregate the annual limits of the supply of aluminum ingots and alumina to Guangxi Nonferrous Metal under the Aluminum Ingots and Alumina Supply Agreement dated November 5, 2001 with the annual limits of Alumina Supply Agreement with Guangxi Baise under one category of continuing connected transactions and to apply for an aggregate annual limit of RMB450 million for each of the three years ending December 31, 2009.

For the two years ended December 31, 2005, the historical amounts of the supply of aluminum ingots and alumina to Guangxi Nonferrous Metal increased from RMB86 million to RMB122 million, respectively. Our Directors estimate that the total amounts of transactions with Guangxi Nonferrous will increase to approximately RMB180 million for the year ending December 31, 2006, which may exceed the annual limit approved by the independent Shareholders in the 2003 Waiver Renewal. By an announcement dated December 13, 2006, we announced the revision of the annual limit of the transactions with Guangxi Nonferrous Metal under this agreement to RMB190 million for the year ending December 31, 2006. Our Directors estimate that the amounts of transactions with Guangxi Nonferrous Metal will be approximately RMB150 million for each of the years ending December 31, 2009.

In addition, Guangxi Baise, which is a subsidiary of Guangxi Investments will enter into the Baise Agreement with us for the supply of alumina to Guangxi Baise. As Guangxi Baise is a 48% subsidiary of

Guangxi Investments, it is therefore an associate of Guangxi Investments and a connected person of us. The Baise Agreement between the Company and Guangxi Baise started from January 1, 2007 to December 31, 2009. Under the agreement, Guangxi Baise shall purchase from us a total of 270,000 tonnes of alumina, of which 70,000 tonnes shall be delivered by us to Guangxi Baise for the year ending December 31, 2007 and 100,000 tonnes shall be delivered for each of the two years ending December 31, 2009.

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

Guangxi Huayin Aluminum Co., Ltd.

We established a joint venture company, Guangxi Huayin Aluminum Co., Ltd., with Guangxi Associate and China Minmetals on February 18, 2003 to undertake the construction of an alumina plant to exploit the discovery of a bauxite deposit in western Guangxi Zhuang Autonomous Region. According to a Supplemental Agreement dated July 31, 2005, the total investment of Guangxi Huayin Aluminum Co., Ltd. was increased from RMB10 million to RMB8,491.0 million and 25% of which will be contributed by the shareholders according to their proportionate shareholding in the joint venture company. As a result, we, Guangxi Associate and China Minmetals will contribute RMB701 million, RMB721.5 million and RMB701 million, respectively, from 2005 to 2007. We contributed RMB116.9 million on August 4, 2005, RMB454.0 million in 2006 and expect to contribute the remaining amounts in 2007. The remaining 75% of the total investment of the joint venture company will be financed by bank loans. See "Item 4. Information on the Company - Business Overview - Property Plant and Equipment - Our Expansion and Profit Improvement Plan - Guangxi Alumina Project".

Huaze Contracting Agreement - management and operations of electricity generators

On 15 January 2003, we entered into a joint venture with Shanxi Zhangze for the establishment of a joint venture company named as Shanxi Huaze Aluminum and Power Company Limited ("Huaze Aluminum"). Huaze Aluminum is held as to 60% by the Company and as to the remaining 40% by Shanxi Zhangze. Under the Listing Rules, Shanxi Zhangze is a substantial shareholder of Huaze Aluminum, one of the Company's subsidiaries, and therefore a connected person of us. Huaze Aluminum proposes to enter into the Huaze Contracting Agreement with Shanxi Zhangze by contracting the management and operations of the electricity generators numbers 3 and 4 to Shanxi Zhangze with effect from 1 January 2007 to 31 December 2009.

Amounts Received or Paid Under Material Related Party Transactions

During the years ended December 31, 2004, 2005 and 2006, we had the following material related party transactions:

Years Ended December 31,

2004	2005	2006

RMB	RMB	RMB

(in thousands)

Sales of materials and finished goods to:

Chinalco Group	1,700,746	3,088,968	4,030,852
Jointly controlled entity	52,424	45,480	11,109
Associate company	-	570,470	1,342,997
Other related party	-	85,509	155,885
Provision of utility services to Chinalco and its subsidiaries	219,952	310,438	298,259

Provision of engineering, construction and supervisory services by Chinalco Group	830,582	2,176,041	1,453,848

Purchase of property, plant and equipment from:
Chinalco and its subsidiaries(1)	115,098	-

Purchase of key and auxiliary materials from:

Chinalco Group	633,664	700,829	2,558,883
An associated company	-	220,772	585,835
Provision of social services and logistics services by Chinalco Group	927,252	951,247	1,044,401

Land and building rental charged by Chinalco	239,810	253,805	295,408

Building rental charged to Chinalco	-	44,575	50,660

(1)	Our subsidiary, Shandong Aluminum, purchased two kilns from Shandong Aluminum Plant. The purchase price is based on an independent valuation report.

See Note 34 to our audited consolidated financial statements for a detailed discussion of our related party transactions.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See pages F-1 to F-74 following Item 19.

Legal Proceedings

In 2006, Fushun Aluminum, our subsidiary, was claimed by several banks to be jointly liable for repayment of loans lent by the several banks to the vendor from whom we acquired the shares of Fushun Aluminum and the claims by the banks are for repayment of a total bank loan of RMB971.19 million. In March 2007, Fushun Aluminum was claimed by another bank to be liable to the bank for repayment of bank loan lent by that bank to the vendor in the sum of RMB283.68 million. Fushun Aluminum was acquired by us from the vendor. Our Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on a fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claim is necessary as of December 31, 2006. Therefore, our Directors believe that such proceeding will not have a material effect on our financial condition and results of operations.

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

The minimum and maximum aggregate allocations to the statutory funds are 15% and 20%, respectively, of our net income determined in accordance with PRC GAAP. Under PRC law, our distributable earnings will be equal to our net income determined in accordance with PRC GAAP or HK GAAP, whichever is lower, less allocations to the statutory and discretionary funds.

The Board of directors declared a final dividend of RMB0.214 per share for 2005 and an interim dividend of RMB0.188 per ordinary share for 2006 in respect of the six months ended June 30, 2006. The Board of directors proposed to declare a final dividend of RMB0.115 per share for 2006 which is subject to approval of shareholders at the shareholder's general meeting to be convened on July 10, 2007. We believe that our dividend policy strikes a balance between two important goals:

*	providing our shareholders with a competitive return on investment; and

*	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

See "Item 10. Additional Information - Taxation" for a discussion of the tax consequences of receipt of dividends.

Other Significant Changes since December 31, 2006

On January 16, 2007, we announced that the proposed resolutions approving the respective share reforms, share exchanges and mergers of Shandong Aluminum and Lanzhou Aluminum have been duly approved by the shareholders of Shandong Aluminum and Lanzhou Aluminum at their respective special general meetings and meetings of the relevant shareholders held on January 15, 2007. Application has been made to the CSRC for the A Share Issue and the formal written approval from the CSRC was received by us on April 20, 2007. We were initially offering 1,236,731,739 A Shares, and the dealings in the A Shares on the Shanghai Stock Exchange commenced on April 30, 2007.

A resolution relating to the issue of long-term corporate bonds by us in a principal amount not exceeding RMB5 billion was approved at our Special General Meeting held on February 27, 2007. On March 19, 2007, we received the requisite approvals and on June 13, 2007, we issued long-term corporate bonds in the principal amount of RMB2 billion. The proceeds raised from the bonds issuance will be used mainly for renovation or expansion projects of alumina and aluminum.

On March 19, 2007, we received the requisite approvals and on June 15, 2007, we issued domestic short-term bonds in the total principal amount of RMB3 billion. The net proceeds of the short-term bonds issuance will be principally used as our working capital.

In April 2007, China Orient Asset transferred its entire 5.17% equity interest in the Company or 602,246,135 shares to Chinalco. Upon the transfer, China Orient Asset ceased to be a shareholder of the Company and Chinalco's interest in the Company increased to 40.46%.

ITEM 9.	THE OFFER AND LISTING

The Hong Kong Stock Exchange is the principal non-US trading market for our H Shares. Before October 2006, the ADSs, each representing 100 H Shares, have been issued by the Bank of New York as depositary and are listed on the NYSE. Our ADS ratio changed from one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing twenty-five (25) H Shares. The ratio change is effected with respect to the holders of ADSs of record on October 6, 2006. The new ADSs have been distributed to the holders of ADSs on October 11, 2006. No additional H Shares were issued by reason of this change.

The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on each of these two stock exchanges:

NYSE	Hong Kong Stock Exchange

Calendar Period	High	Low	High	Low

(US$ per ADS)	(HK$ per H Share)

- 93 -

2002	24.25	9.38	1.94	0.73
2003	81.70	14.40	6.15	1.13
2004
First Quarter	85.00	62.85	6.75	4.925
Second Quarter	91.80	45.88	7.05	3.50
Third Quarter	66.36	42.71	5.05	3.275
Fourth Quarter	68.91	56.83	5.40	4.40
2005
First Quarter	66.35	51.20	5.25	4.02
Second Quarter	61.10	50.04	4.70	3.87
Third Quarter	62.80	53.64	4.90	4.15
Fourth Quarter	78.84	57.37	6.10	4.52
2006
First Quarter	109.27	74.74	8.55	5.85
Second Quarter	110.12	64.15	8.70	5.00
Third Quarter(1)	78.05	64.72	6.00	4.88
Fourth Quarter(1)	23.90	15.54	7.50	4.90
December	24.35	19.65	7.61	5.82
2007
January(1)	25.03	21.74	7.67	6.85
February(1)	27.34	22.60	8.49	7.47
March(1)	26.40	21.68	8.19	6.92
April(1)	30.61	25.99	9.59	8.05
May(1)	35.11	28.92	10.96	8.95

(1)	Effective in October, 2006, the Company's American Depository Shares (the "ADSs") ratio has been changed from 1 ADS representing 100 H Shares to 1 ADS representing 25 H Shares.

ITEM 10.	ADDITIONAL INFORMATION

Our registered office is located at No.12B, Fuxing Road, Hai Dian District, Beijing, People's Republic of China 100814. Our telephone number at this address is (86) 10 8229 8103.

Share Capital

On January 6, 2004, we placed 549,976,000 additional H Shares, par value of RMB1.00 each, to certain independent professional and institutional investors who are non-U.S. persons outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933 at a price of HK$5.658 per H Share. Further, on June 9, 2005, the annual general shareholders' meeting passed a resolution to grant the board of directors an unconditional general mandate to issue, allot and deal with additional H Shares not exceeding twenty percent of aggregate nominal amount of H Shares then in issue during the period from June 9, 2005 to the earlier of: (i) the conclusion of the next annual general meeting; (ii) twelve months from June 9, 2005; or (iii) the date on which the resolution was revoked or varied by an extraordinary general shareholders' meeting. Such general mandate is subject to approvals by the China Securities and Regulatory Commission and other relevant PRC government authorities. See "Item 4 - Information on the Company - History and Development of the Company - Our H Shares Placement".

As approved by the shareholders and the China Securities Regulatory Commission, on April 30, 2007, we initially offered 1,236,731,739 A Shares by way of share exchange with all the shareholders of Shandong Aluminum and Lanzhou Aluminum other than us, including the third party or parties (if any) who provide cash alternatives to the shareholders of Shandong Aluminum and Lanzhou Aluminum. Because the proceeds from our A Share issuance were used to acquire Shandong Aluminum and Lanzhou Aluminum, we did not raise any funds by the issuance. Our total share capital increased to 12,886,607,892 shares, comprising 7,794,564,567 restricted A Shares, 1,148,077,357 unrestricted A Shares and 3,943,965,968 H Shares.

Memorandum and Articles of Association

A copy of the English translation of our articles of association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. Subsequently, our articles of association underwent the following amendments:

1.	Article 3 is amended to read as follows:

"Place of the Company: No.62 North Xizhimen Street, Beijing, PRC
Postal code: 100082
Tele: (010) 82298080
Graphics context facsimile: (010) 82298081"

2.	In Article 6, reference to "the general meeting of shareholders on 9 June, 2005" is amended to "the general meeting of shareholders on 27 February, 2007"

3.	The first paragraph of Article 10 is amended to read as follows:

"The Company may invest in other companies but shall not be an investor jointly liable for the invested company's debts unless otherwise required by law."

The last paragraph of Article 10 is deleted.

4.	A new paragraph, reading as follows, is added to Article 20 as the second paragraph of that Article

"Contributions by promoters of the Company at the time of incorporation are as follows:

		Means of	Date of
Promoter	Shares Subscribed	Contribution	Contribution

Aluminum Corporation of China	7,673,770,000	Net Asset	June 28, 2001

Guangxi Development Group Limited	196,800,000	Net Asset	June 28, 2001
Guizhou Provincial Materials Development and Investment Corporation	129,430,050	Net Asset	June 28, 2001

Total	8,000,000,000

5.	Article 21 is amended to read as follows:

"After incorporation, the Company issues 2,749,889,968 overseas listed foreign shares, i.e. H Shares, of which 2,499,900,153 are new shares and 249,989815 million stock shares are sold by certain shareholders.

After the foregoing issuing of H Shares, the company has a total of 10,499,900,153 shares with an equity structure as follows: a total of 7.750010185 billion domestic shares, accounting 73.81% of the Company's total equities, including: 4,656,261,060 shares by the promoter Aluminum Corporation of China, accounting around 44.35% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.87% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.23% of the total equities; 1,610,332,210 shares by China Cinda Asset Management Corporation, accounting for around 15.34% of the total equities; 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.73% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.29% of the total equities. 2,749,889,968 (H Shares) are to be held by investors of overseas listed foreign shares, accounting for 26.19% of the Company's total equities.

With the approval of the examination body authorized by the State Council, the Company additionally issued 549,976,000 overseas listed foreign shares (H shares) in 2004.

After the foregoing issuing of H shares, the company has a total of 11,049,876,153 shares, comprising 7,750,010,185 domestic shares representing 70.13% of the total equities, including 4,612,161,060 shares by the promoter Aluminum Corporation of China, accounting around 42.14% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.78% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.17% of the total equities; 1,610,332,210 shares by China Cinda Asset Management Corporation, accounting for around 14.57% of the total equities; 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.45% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.02% of the total equities; and 3,299,865,968 shares by shareholders of overseas listed foreign shares (H Shares) accounting for around 29.87% of the total equities.

With the approval of the State Council, China Construction Bank Corporation took back the 6.42% of the company's shares it had delegated to the care of Cinda Asset Management Corporation in 2005, and thenceforth directly holds the shares and become a shareholder of the company. It causes no change to the total number of shares of the company but the number of shares held by China Cinda Asset Management Corporation was decreased accordingly.

After the foregoing change of shareholder, the company has a total of 11,049,876,153 shares, comprising 7,750,010,185 domestic shares representing 70.13% of the total equities, including 4,656,261,060 shares by the promoter Aluminum Corporation of China, accounting around 42.14% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.78% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.17% of the total equities; 900,559,074 shares by China Cinda Asset Management Corporation, accounting for around 8.15% of the total equities; 709,773,136 shares by China Construction Bank Corporation, accounting for around 6.42% of the total equities, 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.45% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.02% of the total equities; and 3,299,865,968 shares by shareholders of overseas listed foreign shares (H Shares) accounting for around 29.87% of the total equities.

With the approval of the examination body authorized by the State Council, the Company additionally issued 644,100,000 overseas listed foreign shares (H Shares) in 2006, including 600,000,000 new shares and 44,100,000 existing shares sold by certain shareholders.

After the foregoing issuing of H Shares, the company has a total of 11,649,876,153 shares, comprising 7,705,910,185 domestic shares representing 66.15% of the total, including 4,612,261,060 shares by the promoter Aluminum Corporation of China, accounting around 39.59% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.69% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.11% of the total equities; 900,559,074 shares by China Cinda Asset Management Corporation, accounting for around 7.73% of the total equities; 709,773,136 shares by China Construction Bank Corporation, accounting for around 6.09% of the total equities, 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.17% of the total equities; 554,940,780 shares by State Development Bank, accounting for 4.76% of the total equities; and 3,943,965,968 shares by shareholders of overseas listed foreign shares (H Shares) accounting for 33.85% of the total issued common shares.

The Company issued 1,236,731,739 A Shares in 2007 upon approval of the shareholders' general meeting by way of special resolutions and upon approval of the State Council authorised approving authorities.

The existing shareholding structure of the Company shall be: 12,886,607,892 ordinary shares of which 8,942,641,924 are held by holders of A Shares, representing 69.39% of the total issued ordinary shares of the Company, 3,943,965,968 shares are held by holders of overseas listed foreign shares, representing 30.61% of the total issued ordinary shares of the Company."

6.	The second paragraph of Article 28 is amended as follows:

"The company must notify its creditors of the intended capital reduction within 10 days and issue public notice in newspaper within 30 days following the date on which such a decision is made. The creditors have the right to demand the company to liquidate its liabilities or provide corresponding debt service guarantees within 30 days following the receipt of the notification letter or 45 days following the public notice in the newspaper."

7.

Clause (3) of Article 29 is re-scheduled to become Clause (5), and two additional clauses are added as Clause (3) and (4) respectively, such that the relevant clauses of the Article, as amended, read as follows:

(3)	"Granting bonus shares to employees of the company."

(4)	"Shareholders disagreeing with General Meeting's resolution on merger or division of the company and requiring the company to acquire the shares in their possession."

(5)	"Other purposes permitted by law and administrative regulations."

8.	The first paragraph of Article 32 is amended to read as follows:

"After the repurchase, the Company must cancel or transfer the repurchased shares before the deadline set by relevant laws and administrative regulations, and file its capital changes with its original registrant in the event of the cancellation."

9.	Article 39 is amended to read as follows:

"The stocks are signed by the Company's legal representative, and if required by the securities exchange on which the Company's stocks are listed, by other senior members of the management. The stocks become valid with the Company seal (include the Company's securities seal), which must be authorized by the Company's chair of board. The signature of the Company's chair of the board or other senior members of the management may also take printing form."

10.	Article 41 is amended to read as follows:

"During their tenures, the director, supervisor, manager and other senior management member shall report periodically to the Company their shareholding of the Company's stock and its changes. Share transfers by the foregoing personnel shall proceed in accordance with laws, regulations and/or applicable listing rules."

11.

The first paragraph of Article 42 is amended, the original second paragraph is deleted and two new paragraphs is added to become the second and third paragraphs, such that the Article, as amended, is to read as follows:

"All the profits gained by directors, supervisor, general managers, deputy general managers and other senior executives and a shareholder holding above 5% of the Company's shares through selling his shares issued by the Company in six months following the purchase of such shares or through repurchasing his shares issued by the Company in six months following the sale of such shares belong to the Company and the board will take back such proceeds, except that sale of shares will not be subject to the 6-month limit when the seller is a securities company that has become holder of more than 5% of the company's shares as remaining out of the underwritten quantity.

If the board fails to do so as required by the foregoing provision, the shareholder shall have the right to require the board to execute said provision within 30 days. When the board continues to fail the execution within said period of time, the shareholder shall have the right to directly bring a legal action before a people's court in his own name and for the interests of the company.

If the board fails to execute the first provision, the responsible director(s) shall be jointly liable according to law."

12.	Article 47 is amended to read as follows:

"No registration of changes in the shareholder roster as a result of stock transfer can take place within 30 days preceding the convocation of general shareholder meeting or five days preceding the day on which the Company decides to allocate dividends. The foregoing applies to H Shares shareholders. Note: The present article is not applicable to A Shares shareholders."

13.	Article 48 is amended to read as follows:

"When the Company convokes a general shareholder meeting, allocates dividend, liquidates or performs other activities that require the verification of equity rights, the board of directors or the general meeting convener must specify a date as the equity rights determination date. The shareholders registered in shareholder roster after closing as at the equity rights determination date are the Company's shareholders entitled to appropriate rights and interests."

14.	In Article 50, reference to "Article 150" of the Company Law is amended to "Article 144".

15.	A new paragraph, reading as follows, is added to Article 53 as the last paragraph of that Article:

The Company shall not exercise any of its rights to freeze or otherwise impair any of the rights attaching to any shares of the Company by reason only that person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.

16.	The second clause of Article 54 is amended to read as follows:

(2)	"Lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at shareholder's general meetings in respect of the number of shares held;"

The Sub-Clause numbered (5)(2)(5) of Article 54 is amended to read as follows:

(5)	"minutes of shareholders' general meetings, resolutions of board meetings and supervisory committee meetings."

A new Sub-Clause, numbered (5)(2)(6), reading as follows, is added to Article 54:

(6)	"debenture counterfoils and financial reports of the company."

A new Clause (7), reading as follows, is added to Article 54:

(7)	"Shareholders disagreeing with general meetings' resolutions on merger or division of the company may require the company to acquire the shares in their possession."

The original Clause (7) of Article 54 is renumbered to Clause (8), which is amended to read as follows:

(8)

"Lodge legal actions before people's courts against acts damaging the company's interests or infringing shareholders' legal rights and interests and claim for relevant rights according to Companies Law or other laws and administrative regulations."

The original clause (8) of Article 54 is renumbered as Clause (9), which is amended to read as follows:

(9)	"any other rights specified in laws, administrative regulations departmental rules and the Company's Articles of Association."

17.

The third clause of the first paragraph of Article 55 is rescheduled as the fifth clause, with two new clauses added to become the third clause and the fourth clause, such that the relevant clauses of the Article, as amended are to read as follows:

(3)	"Withdrawal of contribution is not permitted unless otherwise required by laws and regulations."

(4)

"Not abuse shareholder's rights to damage the interests of the company or other shareholders; and not abuse the company's independent legal capacity and the shareholder's limited liability to damage the interests of the company's creditors. A shareholder causing losses of the company or other shareholders by abusing his shareholder's rights shall be liable for compensation according to law. A shareholder evading debts and severely damage the interests of the company's creditors by abusing the company's independent legal capacity and his limited shareholder's liability shall be jointly liable for the company's debts."

(5)	"other obligations specified in laws, administrative regulations and the Company's Articles of Association."

18.	A new article, reading as follows, is added to the Articles of Association as Article 56:

"The controlling shareholder and actual controller of the company shall not damage the company's interests by virtue of its related position, or otherwise it shall be liable for compensating the resulting losses of the company.

The controlling shareholder and actual controller of the company assumes integrity obligation to the company and its public shareholders. The controlling shareholder shall exercise its rights as investor in strict compliance with law, not damage the legal rights and interests of the company and its public shareholders through profit sharing, asset restructuring, external investment, occupation of funds or providing surety for loans, and not leverage on its controlling position to impair the interests of the company and its public shareholders."

19.	The Original Article 56 is renumbered as Article 57.

20.	The Original Article 57 is renumbered as Article 58, with the last paragraph of the Original Article 57 is deleted.

21.	The Original Article 58 is renumbered as Article 59.

22.

The Original Article 59 is renumbered as Article 60, with Clause (13) of the first paragraph thereof is deleted and Clause (14) be rescheduled to become Clause (13). Three new clauses, namely, Clause (14) ,Clause (15) and Clause (16) are is added and the original Clause (15) is amended and rescheduled to become Clause (17), such that the relevant clauses of the Article, as amended, are to read as follows:

(13)	"to examine and approve decisions in relation to share-based remunerations (such as right share or share option etc.) of the employees."

(14)	"make decision on purchase or sale of substantial assets within one year that exceed 25% of the company's total assets."

(15)	"make decisions on external guarantee matters subject to review and approval by general meetings as required by laws, administrative regulations and the Article of Association of the company."

(16)	"review and approve changes of purpose of the funds raised."

(17)

"other matters the resolutions concerning which shall be made by the shareholders' general meeting, as stipulated by laws, administrative regulations, department rules and the Articles of Association of the Company."

23.	A new article, reading as follows, is added to the Articles of Association as Article 61:

"Any and all external guarantee matters of the company shall be subject to review and approval of the board. The following guarantee matters shall further be submitted to general meeting for review and approval:

(1)	Any guarantee provided after the gross amount of external guarantees offered by the company and its held subsidiaries has reached or exceeded 50% of the latest audited net asset;

(2)	Guarantee offered to an object with an asset-debt ratio of above 70%;

(3)	Any single guarantee amounting above 10% of the latest audited net asset;

(4)	Guarantee offered to a shareholder, the actual controller of the company or its related parties;

(5)	Any guarantee provided after the company's external guarantees have reached or exceeded 25% of its latest audited total assets;

(6)	Other guarantee matters to be submitted to general meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the company.

A director, manager, senior deputy manager, deputy manager or any other senior executive of the company shall be liable for compensation when they have caused losses to the company by violating the external guarantee approval authority and review procedure requirements set forth in laws, administrative regulations or the Articles of Association of the company, and the company may bring a legal action against him according to law."

24.	The Original Article 60 is renumbered as Article 62.

25.	The Original Article 61 is renumbered as Article 63.

26.	The Original Article 62 is renumbered as Article 64. The first paragraph of the Original Article 62 is amended to read as follows:

"Shareholders' general meetings can be annual general meetings or extraordinary general meetings. Shareholders' general meetings are held once a year within six months after the end of the previous financial year."

In the second paragraph of the Original Article 62, Clause (2) and Clause (3) is amended and Clause (5) is deleted, such that the relevant clauses of the Article, as amended, are to read as follows:

(2)	"where the unrecovered losses of the Company amount to one-third of the total amount of its paid-in capital."

(3)

"where requested by shareholder(s) holding 10 percent or more of the Company's shares for more than ninety consecutive days(the number of shares held shall be the figure as at the date of the written request from the shareholder)."

27.	The Original Article 63 is renumbered as Article 65.

28.	The Original Article 64 is renumbered as Article 66.

29.	The Original Article 65 is renumbered as Article 67, and is amended to read as follows:

"When the Company convenes a shareholders' annual general meeting, the board, the supervisory committee and the shareholder(s) independently or collectively holding more than 3% of the company's shares shall have the right to present proposals to the company.

A shareholder independently or collectively holding more than 3% of the company's shares may present extraordinary proposals and submit them in writing to the general meeting convener 10 days prior to the meeting; the convener shall send a supplementary notice of general meeting to announce such extraordinary proposals within 2 days after receiving them.

Except for the circumstances set forth in the foregoing provision, the convener shall not change the proposals stated in the general meeting notice or include any additional proposals after sending the general meeting notice."

30.	The Original Article 66 is renumbered as Article 68, which is amended to read as follows:

"The matter to be discussed and decided at the shareholders' general meeting shall be in accordance with Company Laws and the Company's Articles of Association, and any stipulation of the Company's Articles of Association can be decided at the general meeting of shareholders.

General meetings shall not vote on or make decisions on matters not included in the notice set forth in Articles 65 and 67 herein, or on proposals inconsistent with the requirements of Article 66 herein."

31.	The Original Article 67 is renumbered as Article 69.

32.	The Original Article 68 is renumbered as Article 70.

33.	The Original Article 69 is renumbered as Article 71.

34.	The Original Article 70 is renumbered as Article 72.

35.	The Original Article 71 is renumbered as Article 73.

36.	The Original Article 72 is renumbered as Article 74.

37.	The Original Article 73 is renumbered as Article 75.

38.	The Original Article 74 is renumbered as Article 76 and the following sentence is deleted from the Original Article 74:

"In the event that the associated shareholder cannot avoid voting because of special reasons, the Company, with the prior approval of related department, may go through the normal procedure of voting and shall give detailed explanation on the issue in the announcement of the resolution made by shareholders at the general meeting."

39.	The Original Article 75 is renumbered as Article 77.

40.	The Original Article 76 is renumbered as Article 78.

41.	The Original Article 77 is renumbered as Article 79.

42.	The Original Article 78 is renumbered as Article 80. The following sentence is added at the end of the first paragraph of this Article:

"The company's shares held by itself carry no voting right and shall not be included in the total shares with voting shares at general meetings."

43.	The Original Article 79 is renumbered as Article 81.

44.	The Original Article 80 is renumbered as Article 82.

45.	The Original Article 81 is renumbered as Article 83.

46.	The Original Article 82 is renumbered as Article 84.

47.	The Original Article 83 is renumbered as Article 85.

48.	The Original Article 84 is renumbered as Article 86. A new Clause (6) is added to read as follows:

(6)	"The company's purchase, sale of substantial asset or provision of guarantee within one year that exceeds 30% of its latest audited total assets".

Clause 6 of the Original Article 84 is re-numbered as Clause 7, and is amended to read as follows:

(7)

" any other matters set forth by laws, administrative regulations or the Articles of Association and approved by general meetings by way of an ordinary resolution to be of a nature which may have a material impact on the Company and should be adopted by a special resolution."

49.	The Original Article 85 is renumbered as Article 87.

50.	The Original Article 86 is renumbered as Article 88, which is amended to read as follows:

"In the event that independent directors, the supervisory committee, or shareholders independently or collectively holding more than 10% of the company's shares request to convene an extraordinary shareholders' meeting, the following procedures shall be followed:

(1)

Sign one or several written requests identical in form and content asking for the board of directors to convene an extraordinary general meeting or a general meeting of certain class of shareholders and clarifying the agenda of the meeting. Within 10 days after receiving the written request, the board shall give written reply with regard to agree or disagree to convene the extraordinary general meeting.

(2)

When the board agrees to convene the extraordinary general meeting, it shall send notice of the meeting within 5 days after making the board resolution thereupon, and the changes to the original proposal as stated in the notice shall be subject to consent of the original proposer.

(3)	When the board disagrees to convene the extraordinary general meeting requisitioned by independent directors, it shall give reasons and make an announcement thereof.

(4)

When the board rejects the supervisory committee's request for convening an extraordinary general meeting or fails to make a reply within 10 days after receiving the proposal will be deemed as its inability to perform or non-performance of the duty to convene general meetings, in which case the supervisory committee may independently convene and chair the meeting and wherever possible, the convening procedure shall be the same as the procedure observed by the board when calling in general meetings.

(5)

When the Board rejects shareholders' proposal for convening an extraordinary general meeting, the shareholders shall propose in writing to the supervisory committee to request the holding of the meeting.

If the supervisory committee agrees to hold the meeting, it shall send the general meeting notice within 5 days after receiving the shareholders' proposal, and the changes to the original proposal as included in the notice shall be subject to consent of the original proposer.

If the supervisory committee fails to send the notice within the specified time limit, it will be deemed as failing to convene and chair the meeting, in which case shareholders may independently call in and host the meeting (the shareholders convening the meeting shall hold not less than 10% of the company's shares before announcement of the resolution on holding of the general meeting. Wherever possible, the convening procedure shall be the same as that observed by the board when calling in general meetings.

In the event that the supervisory committee or the shareholders independently convene and proceed with a general meeting on their own as per the foregoing provisions, they shall notify the Board in writing and file with the authority in charge according to applicable requirements. The Board and Board Secretary shall collaborate with the general meeting and the Board shall provide the Shareholders' Register. All reasonable expenses incurred by the meeting shall be born by the Company and deducted from the money payable by the Company to the defaulting directors."

51.	The Original Article 87 is renumbered as Article 89, and is amended to read as follows:

"General meetings shall be chaired by Chairman of the Board, or by Vice Chairman of the Board when Chairman is unable to perform his duties or fails to perform his duties and attend the meetings, or by a director jointly elected by majority of directors when Vice Chairman is unable or fails to perform his duties.

A general meeting independently convened by the supervisory committee shall be hosted by chairman of the committee, or by vice chairman of the committee when chairman is unable to perform his duties or fails to perform his duties and attend the meeting, or by a member of the committee jointly elected by majority of all members of the committee when vice chairman is unable or fails to perform his duties.

A general meeting independently convened by shareholders shall be chaired by the representative elected by the convening shareholders.

When a general meeting becomes unable to further proceed due to the chairman's violation of the rules of proceeding, the meeting may elect a person to act as its chairman and continue if so agreed by majority of the attending shareholders with voting power."

52.	The Original Article 88 is renumbered as Article 90.

53.	The Original Article 89 is renumbered as Article 91.

54.	The Original Article 90 is renumbered as Article 92, with the second paragraph and the third paragraph thereof is amended to read as follows:

"The minutes of the shareholders' general meeting shall be kept by the secretary and signed by the attending directors, supervisory committee members, board secretary, the meeting convener or his representative and the meeting chairman.

The resolution(s) adopted by the shareholders' general meeting shall be seen as the summary of the meeting. Both the minutes and the summary of the shareholders' general meeting shall be written in Chinese. The minutes of the meeting accompanied by the book of signatures by the participating shareholders and the powers of attorney of attending representatives etc. shall be kept at the residence of the company for a period of not less than 10 years."

55.	The Original Article 91 is renumbered as Article 93.

56.	The Original Article 92 is renumbered as Article 94.

57.	The Original Article 93 is renumbered as Article 95, with reference to "Article 95" amended to "Article 97" and reference to "Article 99" amended to "Article 101".

58.	The Original Article 94 is renumbered as Article 96.

59.	The Original Article 95 is renumbered as Article 97, with reference to "Article 94" amended to "Article 96".

60.	The Original Article 96 is renumbered as Article 98, with reference to "Article 95" amended to "Article 97".

61.	The Original Article 97 is renumbered as Article 99.

62.	The Original Article 98 is renumbered as Article 100.

63.	The Original Article 99 is renumbered as Article 101.

64.	The Original Article 100 is renumbered as Article 102.

65.	The Original Article 101 is renumbered as Article 103.

66.	The Original Article 102 is renumbered as Article 104, and the first paragraph and second paragraph thereof are amended to read as follows:

Directors shall be elected at a shareholders' general meeting, for a term of three years (from the election date to the date on which the new Board of Directors is elected by general meeting). At the expiry of a director's term of office, the term is renewable upon re-election, but any Independent Director cannot keep the position continually for over six years.

The List of Director Nominees shall be sent as a motion to the shareholders' general meeting for resolution. The nominee for a Director other than Independent Director shall be named by the Board of Directors, Supervisory Committee and a shareholder holding individually or more shareholders holding collectively more than 3% of the total shares with voting rights. The nominated director will be elected by shareholders in general meetings."

In the fourth paragraph of Original Article 102, reference to "Article 100" is amended to "Article 102".

67.	The Original Article 103 is renumbered as Article 105, and Clause (2) and Clause (3) thereof are amended to read as follows:

(2)

"If the nomination of the non-independent director candidate occurs before the meeting of the Board of Directors of the Company, and if the applicable law, administrative regulations and/or related regulations concerning the listing have regulations concerning the above-mentioned nomination, the materials in written form concerning the nominee's information as mentioned in Clause (1) of this Article shall be announced together with the resolution of the Board of Directors in accordance with such regulations."

(3)

"If a temporary proposal for the election of the non-independent director is put forward by the shareholder(s), either individually or collectively, holding over 3% of the total shares of the Company, which have the right to vote, the below documents shall be submitted to the Company 10 days before the general meeting: the circular in written form concerning the nominated director candidate's intention and the nominee's consent of the nomination, and the written materials of the nominee's information and the nominee's guarantee as mentioned in Clause (1) of this Article. This kind of circular shall be announced neither earlier than the day after the proclamation of the circular concerning the holding the meeting for the election of the director, nor later than the 7th day after the meeting circular."

68.	The Original Article 104 is renumbered as Article 106.

69.	The Original Article 105 is renumbered as Article 107.

70.	The Original Article 106 is renumbered as Article 108. Clause (7) of the first paragraph of this Article is amended as follows:

(7)	"Develop the debt and financial policy of the Company, the plans concerning the increase or decrease of the registered capital of the Company, issuance of the debentures, other securities."

A new Clause (9), reading as follows, is added to the first paragraph of this Article:

(9)	"Determine other external guarantee matters subject to approval of general meeting according to laws, administrative regulations and the Articles of Association of the company."

The original Clause (9) of the first paragraph of this Article is renumbered as Clause (10), which is amended to read as follows:

(10)

"Determine the company's external investment, acquisition/sale of assets, asset mortgage, delegated financial management and related transactions within the terms of reference authorized by general meeting."

All subsequent clauses are renumbered accordingly.

The original Clause (11) of the first paragraph of this Article is renumbered as Clause (12), which is amended to read as follows:

(12)

"Appoint or dismiss the General Manager of the Company, based on the General Manager's nomination and recommendation, appoint or dismiss the Senior Deputy Manager, the Vice General Manager, the Chief Financial Officer, the Secretary of the Board of Directors, and decide their remunerations;

Appoint or change the members of the Board of Directors and the members of the Board of Supervisors of the wholly-owned subsidiaries of the Company, and appoint, change or recommend the shareholders' representatives, the directors and the supervisors of the jointly-owned subsidiaries of the Company."

The original Clause (15) of the first paragraph of this Article is renumbered as Clause (16), which is amended to read as follows:

(16)

"Decide all important and administrative issues, and sign all the important agreements except for issues to be decided by the shareholders' general meetings as regulated by the Companies Law and this Articles of Association; and"

The original Clause (16) of the first paragraph of this Article is renumbered as Clause (17), which is amended to read as follows:

(17)	"Exercise other functions and powers authorized by the shareholders' general meeting and this Articles of Association."

The second paragraph of this Article is amended to read as follows:

"Except that issues stated in Clause (7), (8), (9) and (14) shall be passed by two thirds of the directors, all above-mentioned issues shall be passed by over half of the directors."

A new paragraph, reading as follows, is added as the third paragraph of this Article:

"A director related to an enterprise concerned in matters subject to resolution at a board meeting shall neither exercise his own voting power on the resolution nor vote on it on behalf of any other director. The board meeting may proceed when majority of unrelated directors are present, the resolutions of the meeting shall be subject to endorsement of majority of unrelated directors, and the matters requiring votes of more than two thirds of all directors shall be subject to approval of more than two thirds of all unrelated directors. When there are less than three unrelated directors attending the board meeting, the matter shall be submitted to a general meeting for discussion."

71.	The Original Article 107 is renumbered as Article 109.

72.	The Original Article 108 is renumbered as Article 110.

73.	The Original Article 109 is renumbered as Article 111.

74.

The Original Article 110 is renumbered as Article 112. Clause (4), Clause (5), and Clause (6) of the first paragraph thereof is deleted and Clause (7) of the first paragraph thereof is renumbered as Clause (4).

The second paragraph of the Original Article 110 is amended to read as follows:

"Vice Chairman of the Board shall assist the Board Chairman and perform duties on behalf of the Board Chairman when he is unable or fails to do so by himself; or a director jointly elected by majority of directors shall perform the duties when Vice Chairman is unable or fails to do so."

75.	The Original Article 111 is renumbered as Article 113, and the first paragraph of this Article is amended to read as follows:

"The board meeting shall be held at least 4 times per year and convened by the Board Chairman. All directors and supervisory committee members shall be informed of the board meeting 14 days before the meeting."

The second paragraph of this Article and Clause (1) thereof are amended to read as follows:

"The Board Chairman shall convene the temporary board meeting within 10 days of below cases regardless of the foregoing meeting notification time limits:

(1)	Proposed by shareholders representing more than 10% of votes."

76.	The Original Article 112 is renumbered as Article 114, with Clause (2) thereof amended to read as follows:

(2)

"If the Board of Directors has not decided the time and the venue of the board meetings, the Board Chairman shall advise all directors and supervisory committee members at least 14 days prior to the meeting about the time and the venue of the meeting via telefax, telegraph, facsimile, courier, registered post, or specifically designated persons, whereas in cases described otherwise by Article 113 of this Chapter, the above-mentioned regulation is not applicable."

77.	The Original Article 113 is renumbered as Article 115, with reference to "Article 112" thereof amended to "Article 114".

78.	The Original Article 114 is renumbered as Article 116, with reference to "Article 115" thereof amended to "Article 117".

79.	The Original Article 115 is renumbered as Article 117, with the first paragraph thereof is amended to read as follows:

"The directors shall be present in person at the board meeting. In case that a director cannot be present at the meeting, he shall give a written authorization asking another director to be present on his behalf at the meeting. The written authorization shall indicate clearly the name, matter, authority of the authorized agent and the validity term of the authorization."

80.	The Original Article 116 is renumbered as Article 118.

81.	The Original Article 117 is renumbered as Article 119, with the sentence "The meeting minutes shall be kept for not less than 10 years." is added at the end of this Article.

82.	The Original Article 118 is renumbered as Article 120, with the second paragraph thereof is amended to read as follows:

"The directors who have voted for a resolution of the board meeting that are in breach of laws, administrative regulations, the Articles of Association and general meeting resolutions of the company shall be directly liable of it; the directors who are proven to have voted against such resolution during the voting and whose dissents have been recorded in the cahier of the board meeting can be exempted from liabilities; the directors who have given up his vote, or who have been absent at the meeting and have not authorized another person to be present on his behalf at the meeting shall not be exempted from liabilities; and the directors who have clearly expressed his dissent during the discussion but have not voted against the resolution shall not be exempted from liabilities."

83.	The Original Article 119 is renumbered as Article 121.

84.

The Original Article 120 is renumbered as Article 122, the original third paragraph is deleted, with new paragraphs added to become the third paragraph, and the fourth paragraph, such that the Article, as amended, is to read as follows:

"A director may resign before his term of office expires. The director who wants to resign shall submit a written resignation report to the Board of Directors. The independent director who wants to resign shall also explain issues related to his resignation or to the issues that he regards as necessary for shareholders and creditors of the Company to pay attention.

If a director's resignation results in the existing number of members of the Board of Directors to be less than the minimum quorum of the Board of Directors, the director's resignation report shall not come into effect until the vacancy resulted from his resignation is filled by his successor. Other directors of the Board of Directors shall hold a shareholder's general meeting to elect a new director at soonest. Before the shareholders' general meeting makes its resolution, the functions and the powers of the director who wants to resign and other members of the Board of Directors shall be reasonably restricted.

When an independent director has resigned and consequently caused the number of independent directors or board members falls below the quorum or the number required by the Articles of Association, the resigning independent director shall continue to perform his duties according to laws, administrative regulations and the Articles of Association until and before the replacing independent director assumes the office. The Board shall convene a general meeting to appoint a replacing independent director within two months and if it fails to do so, the resigning independent director may stop performing his duties.

Except for the above circumstance, a director's resignation shall take effect from the time when the resignation report arrives at the Board."

85.	A new article, reading as follows, is added to the Articles of Association as Article 123:

"Independent directors shall faithfully perform their duties, protect the company's interests and particularly protect the legal rights and interests of public shareholders of the company.

Independent directors shall perform their duties independently without being affected by the company's majority shareholders, actual controller or the institutions or individuals interested in the company's majority shareholders or actual controller."

86.	The Original Article 121 is renumbered as Article 124, and Clause (4) and Clause (5) of this Article are amended to read as follows:

(4)

" If a temporary proposal for the election of the independent director is put forward by the shareholder(s), either individually or jointly, holding over 3% of the total shares of the Company, which have the right to vote, the below documents shall be submitted to the Company 16 days before the general meeting: the circular in written form concerning the nominated director candidate's intention and the nominee's consent of the nomination, and the written materials of the nominee's information and the nominee's guarantee as mentioned in Clause (1) and Clause (2) of this Article.

- 107 -

(5)

Before the shareholders' general meeting for the election of the independent director, if the applicable laws, rules and regulations and/or the applicable listing rules have related regulations, the Company shall submit the related materials concerning the nominee to the securities authorities under the leadership of the State Council and/or its dispatched institution and the stock exchange where the stock of the Company is listed. If the Board of Directors dissents from the nominee's information, it shall submit its written opinions to the related authorities. The nominee on whom the securities authorities under the leadership of the State Council do not agree shall not be considered independent director candidate. When the shareholders' general meeting is held for the election of the independent director, the Board of Directors of the Company shall explain whether the securities authorities under the leadership of the State Council dissent from the nominee."

87.	The Original Article 122 is renumbered as Article 125.

88.	The Original Article 123 is renumbered as Article 126.

89.	The Original Article 124 is renumbered as Article 127, and the Article is amended to read as follows:

"The Board of Directors shall apply to the shareholders' general meeting to dismiss or replace the independent director who has not been present at the board meeting in person in succession. Except for the foregoing circumstances or other circumstances preventing a person from the office of director as set forth in laws, administrative regulations and the Articles of Association, independent directors shall not be dismissed until the expiry of their term of office without reason. The Company shall announce the dismissal before the due date as special issue, while the independent director who believes his dismissal unreasonable may make a public announcement."

90.	The original Article 125 is renumbered as Article 128, with two new paragraphs added as the second paragraph and the third paragraph, such that the relevant paragraphs read as follows:

An independent director exercising authority described in Clauses (2), (3), (4), (6) and (7) under the present article shall obtain prior consent of more than half of all independent directors, and of all independent directors when the authority concerned in Clause (5) is concerned.

When independent directors engage external auditors and consultants to provide auditing of and advice on the company's specific matters, the company shall bear the costs and expenses incurred therefrom.

91.	The Original Article 126 is renumbered as Article 129.

92.	The Original Article 127 is renumbered as Article 130, which is amended to read as follows:

"Independent directors shall attend board meetings punctually, understand the company's production and operation developments, and initiatively investigate and obtain necessary information and materials for decision making. Independent directors shall submit annual report of all independent directors to general meeting of the Company accounting for the performance of their functions and responsibilities."

93.	A new article, reading as follows, is added to the Articles of Association as Article 131:

"The company shall establish the working system of independent directors and the board secretary shall actively assist independent directors in performing their duties. The company shall ensure that independent directors enjoy the same information access as other directors, provide relevant information and materials to independent directors in a timely manner, regularly inform the company's business results to them, and organize field visits for them when necessary."

94.	The Original Article 128 is renumbered as Article 132.

95.	The Original Article 129 is renumbered as Article 133.

96.	The Original Article 130 is renumbered as Article 134.

97.	The Original Article 131 is renumbered as Article 135.

98.	The Original Article 132 is renumbered as Article 136, with the second paragraph and the third paragraph thereof is amended to read as follows:

"The Company shall have one senior vice president, several vice presidents and one financial controller to assist the president. The senior vice president, vice presidents and financial controller shall be nominated by the president and appointed or removed by the Board of Directors.

The Directors can be appointed concurrently as president, senior vice president, vice president or other senior management positions, but the number of the foregoing directors shall not surpass one-half of the total directors of the Company."

99.	The Original Article 133 is renumbered as Article 137, with the Article is amended to read as follows:

"The tenure of the president is three years, which can be renewed through reappointment."

100.	The Original Article 134 is renumbered as Article 138, with Clause (7) thereof is amended to read as follows:

(7)	"to propose the appointment or dismissal of the Company's senior vice president, vice president(s) and the financial controller."

Clause (9) of the Original Article 134 is deleted. All subsequent clauses are renumbered accordingly.

101.	The Original Article 135 is renumbered as Article 139.

102.	The Original Article 136 is deleted in its entirety.

103.	The Original Article 137 is renumbered as Article 140.

104.	The Original Article 138 is renumbered as Article 141, which is amended to read as follows:

"When the president, senior vice president, vice presidents and financial controllers are performing their functions and powers, they shall not change the resolution of the shareholders' general meeting and the Board of Directors, nor shall they exceed the scope of authorization."

105.	The Original Article 139 is renumbered as Article 142, which is amended to read as follows:

"The president, senior vice president, vice presidents and the financial controllers in performing their functions and powers shall act honestly and diligently and in accordance with laws, administrative regulations and the Articles of Association."

106.	The Original Article 140 is renumbered as Article 143, which is amended to read as follows:

"In the event that the president, senior vice president, vice presidents, financial controllers or members of senior management resign, they shall notify, in writing, the Board of Directors three months in advance; in the event that the department managers resign, they shall notify the president in writing two months in advance."

107.	The Original Article 141 is renumbered as Article 144, which is amended to read as follows:

The Company shall have a supervisory committee. The Supervisory Committee is a standing supervisory agency of the Company which is responsible of the supervision of the Board of Directors and its members and senior officers such as the president, senior vice-president, vice presidents, and financial controllers so as to prevent them from the misuse of authority and infringing upon the legal rights of the shareholder, the Company and the Company's employees.

108.	The Original Article 142 is renumbered as Article 145.

109.	The Original Article 143 is renumbered as Article 146.

110.	The Original Article 144 is renumbered as Article 147, which is amended to read as follows:

"The nominee list of Supervisors acted by shareholder representatives shall be submitted to the shareholders' general meeting for resolution. The Supervisors acted by shareholder representatives shall be nominated by the Board of Directors, Supervisory Committee and one shareholder or several shareholders holding collectively more than 3% of the total shares of the Company with voting rights. The election and removal of such Supervisors shall be determined at the shareholders' general meeting of the Company. Supervisor committee members shall be elected referring to the non-independent director election procedure set forth in Article 105 herein."

111.	The Original Article 145 is renumbered as Article 148, which is to read as follows:

The Company's Directors, president, senior vice-president, vice presidents, financial controllers and other senior officers shall not serve as the Supervisor concurrently.

112.	The Original Article 146 is renumbered as Article 149, which is amended to read as follows:

"The Supervisory Committee shall meet at least once every six months and the meetings shall be convened and hosted by the chairman of the Supervisory Committee, or by a supervisory committee member jointly elected by majority of all supervisory committee members when the committee chairman is unable or fails to perform the duty. The notice of the meeting of the Supervisory Committee shall be sent to all the supervisors no less than 10 days before the meeting is convened. The notice shall contain the following items:

(1)	Date, venue and duration of the meeting;

(2)	Subject matter and topics of the meeting;

(3)	Date of the notice."

113.	The Original Article 147 is renumbered as Article 150, which is amended to read as follows:

"A supervisory committee member's two consecutive failures of either personally attending or authorizing any other member to attend supervisory committee meetings on his behalf will be deemed as his default of duties and the shareholders' general meeting or the employee representatives' meeting shall make decision to remove the defaulted Supervisor."

114.	The Original Article 148 is renumbered as Article 151, which is amended to read as follows:

"Any Supervisor may apply for resignation before his service term expires and the stipulations regarding director's tenure and resignation in Chapter Ten of this Articles of Association shall apply to Supervisors."

115.

The Original Article 149 is renumbered as Article 152. In the first paragraph of this Article, Clause (1), Clause (2), Clause (6) and Clause (8) is amended; the original Clause (5) is replaced by a new Clause (5), such that the relevant clauses, as amended, are to read as follows:

(1)	"to monitor the Company's financial matters, review and present written review opinions on the company's regular reports prepared by the Board."

(2)

"to supervise the Directors, President and other senior officers to ensure that they do not act in contravention of any law, regulation or the Articles of Association, to propose dismissals of directors or senior executives violating laws, administrative regulations, the Articles of Association or general meeting resolutions."

(5)	"may carry out investigation when finding any abnormal operation of the company; may engage professional accountants or law firms to provide assistance at expense of the company when necessary."

(6)	"to propose to convene a shareholders' extraordinary general meeting. Convene and chair general meetings when the Board fails to do so."

(8)	"to represent the Company in negotiations with or in bringing actions against directors or senior executives."

The last sentence of the Original Article 149 is amended to read as follows:

"The Supervisors may attend board meetings and present queries or advice on the matters subject to resolution at the meetings."

116.	The Original Article 150 is renumbered as Article 153.

117.	The Original Article 151 is renumbered as Article 154.

118.	The Original Article 152 is renumbered as Article 155, with the following sentence is added at the end of the Article:

"The records shall be kept for not less than 10 years."

119.	The Original Article 153 is renumbered as Article 156.

120.	The Original Article 154 is renumbered as Article 157.

121.	The Original Article 155 is renumbered as Article 158, with the words "as a result of mismanagement" of Clause (3) of the first paragraph thereof is deleted.

122.	The Original Article 156 is renumbered as Article 159.

123.	The Original Article 157 is renumbered as Article 160.

124.	The Original Article 158 is renumbered as Article 161.

125.	The Original Article 159 is renumbered as Article 162.

126.	The Original Article 160 is renumbered as Article 163, with Clause (11) thereof is amended to read as follows:

(11)

"not to misappropriate the Company's assets to set up deposit accounts in his own name or in any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities; not lend funds of the company to others or use the company's assets to provide guarantee to others without consent of general meeting or the Board based on knowledge of the matter."

The following new paragraph is added as the last paragraph of this Article:

"Proceeds gained by directors, managers and other senior executives by violating the present article shall belong to the company, and the directors, managers or other senior executives shall be liable for compensating the resulting losses of the company, if any."

127.	A new article, reading as follows, is added to the Articles of Association as Article 164:

"When a general meeting requires attendance of directors, supervisors, managers and other senior executives, they shall attend as required and provide explanations and clarifications in response to shareholders' queries and advice.

Directors, supervisors, managers and other senior executives shall honestly provide relevant information and materials to the supervisory committee and not hinder the committee's exercise of its authority."

128.	The Original Article 161 is renumbered as Article 165.

129.	The Original Article 162 is renumbered as Article 166.

130.	The Original Article 163 is renumbered as Article 167, which is amended to read as follows:

"Directors, supervisors, managers and other senior executives shall be liable for compensating losses of the company arising from their breach of laws, administrative regulations, department regulations or the Articles of Association when performing their duties.

Any Director, Supervisor, president or other senior officer of the Company who has left his post without authorization before his tenure is terminated shall compensate to the Company the loss thus incurred to the Company."

131.	The Original Article 164 is renumbered as Article 168.

132.	The Original Article 165 is renumbered as Article 169.

133.	The Original Article 166 is renumbered as Article 170.

134.	The Original Article 167 is renumbered as Article 171.

135.	The Original Article 168 is renumbered as Article 172.

136.	The Original Article 169 is renumbered as Article 173.

137.	The Original Article 170 is renumbered as Article 174, with reference to "Article 168" amended to "Article 172".

138.	The Original Article 171 is renumbered as Article 175.

139.	The Original Article 172 is renumbered as Article 176.

140.	The Original Article 173 is renumbered as Article 177.

141.	The Original Article 174 is renumbered as Article 178.

142.	The Original Article 175 is renumbered as Article 179.

143.	The Title of Chapter 16 of the Articles of Association is amended to read as follows:

"Financial Accounting System, Profit Distribution And Auditing"

144.	The Original Article 176 is renumbered as Article 180.

145.	The Original Article 177 is renumbered as Article 181, with the third paragraph thereof is amended to read as follows:

"The Company shall make financial reports at the end of each accounting year and have them examined and verified by accounting firm according to law."

146.	The Original Article 178 is renumbered as Article 182.

147.	The Original Article 179 is renumbered as Article 183.

148.	The Original Article 180 is renumbered as Article 184.

149.	The Original Article 181 is renumbered as Article 185.

150.	The Original Article 182 is renumbered as Article 186.

151.	The Original Article 183 is renumbered as Article 187, which is amended to read as follows:

"The Company's financial reports shall be prepared according to the requirements of applicable laws, administrative regulations and department regulations."

152.	The Original Article 184 is renumbered as Article 188.

153.	The Original Article 185 is renumbered as Article 189.

154.	The Original Article 186 is renumbered as Article 190, which is amended to read as follows:

"The Company, after distributing this year profits after tax, should draw ten percent of the Company's net profits into the Company's legal reserve funds. When the legal reserve funds exceed fifty percent of the Company registered capital, the Company could stop the drawing.

When its legal reserve funds cannot make up prior year loss, the Company should first make up the loss with this year profits before drawing the legal reserve funds according to above-mentioned clause.

After having drawn the legal reserve fund from the profits after tax, the Company, through the shareholders' meeting resolutions, may draw discretionary reserve fund from the profits after tax.

The remaining profits after the Company making up the loss and setting aside reserve fund shall be distributed according to the shareholders' share proportions. The company's shares held by the company itself shall not participate in profit sharing."

155.	The Original Article 187 is renumbered as Article 191, and the first paragraph thereof is amended to read as follows:

"Before making up the loss and drawing for legal reserve fund, the Company shall not distribute dividends on shares or carry out any other distributions. The Company dividends should not be attached with any interests unless the Company has not distributed relevant interests on capital to the shareholders on the date due of dividends on shares."

156.	The Original Article 188 is renumbered as Article 192.

157.	The Original Article 189 is renumbered as Article 193, which is amended to read as follows:

"The Company's reserve fund (referring to legal reserve fund, discretionary reserve fund and capital reserve fund) can only be applied to make up the Company's loss, expand its line operation or change to increase its capital. Capital surplus shall not be used to offset the company's losses.

The Company can distribute new shares or increase the share denomination according to the shareholders' original share proportions after the shareholders' meeting resolution to change the reserve fund into capital. But when the legal reserve fund is changed into capital, the remaining reserve fund should not be less than twenty-five percent of the registered capital before the capitalization."

158.	The Original Article 190 is deleted in its entirety.

159.	The Original Article 191 is renumbered as Article 194.

160.	The Original Article 192 is renumbered as Article 195.

161.	The Original Article 193 is renumbered as Article 196.

162.	The Original Article 194 is renumbered as Article 197.

163.	The Original Article 195 is renumbered as Article 198, which is amended to read as follows:

"The Board of Directors can decide to distribute the mid-term or special dividends on shares when it complies with Clause (2) of the first paragraph of Article 60 and Clause (17) of the first paragraph of Article 108."

164.	The Original Article 196 is renumbered as Article 199.

165.	The Original Article 197 is renumbered as Article 200, which is amended to read as follows:

The Company shall appoint a receiving agent for holders of overseas listed foreign shares. The receiving agent shall receive on behalf of such shareholders any dividends or other amounts payable by the Company to them in respect of the overseas listed foreign shares.

The receiving agent appointed by the Company shall satisfy requirements provided under the laws or the relevant provisions of the stock exchange at the place where the shares of the Company are listed.

The receiving agent appointed by the Company for the shareholders of overseas listed foreign shares listed in Hong Kong shall be a trust company registered under the Trustee Ordinance of Hong Kong.

166.	The Original Article 198 is renumbered as Article 201.

167.	The Original Article 199 is renumbered as Article 202.

168.	The Original Article 200 is deleted in its entirety.

169.	The Original Article 201 is renumbered as Article 203.

170.	The Original Article 202 is renumbered as Article 204.

171.	The Original Article 203 is renumbered as Article 205.

172.	The Original Article 204 is renumbered as Article 206.

173.	The Original Article 205 is renumbered as Article 207.

174.	The Original Article 206 is renumbered as Article 208.

175.	The Original Article 207 is renumbered as Article 209.

176.	The Original Article 208 is renumbered as Article 210.

177.	The Original Article 209 is renumbered as Article 211.

178.	The Original Article 210 is renumbered as Article 212, with the following text is deleted from the 1st paragraph thereof:
"The merger or division of the Company shall be carried out under the following procedures:

(1)	The Board proposes an agenda for merger or division of the company;

(2)	A resolution by shareholders' general meeting according to stipulations of Articles of Association;

(3)	An agreement of Merger and Division reached between all relevant parties;

(4)	Upon approval authorization in accordance with laws;

(5)	To handle the relevant matters relating to merger or division, such as creditor's rights and debts;

(6)	To carry out the dissolve registration or change registration."

179.	The Original Article 211 is renumbered as Article 213, with the second paragraph thereof is amended to read as follows:

"Where the Company merges, the parties to a merger shall sign a merger agreement and formulate a balance sheet and a detailed inventory of assets. The Company shall inform its creditors of the intended merger within ten days following the date on which the merger resolution is adopted, and make announcement in newspaper within thirty days. A creditor may require the company to pay off the outstanding debts or provide appropriate guarantee for the debts within 30 days from the date receiving the notice, or otherwise within 45 days from the date of the announcement when no such notice is received."

180.	The Original Article 212 is renumbered as Article 214, with the second paragraph and the third paragraph thereof is amended to read as follows:

"Where the Company decides to divide itself, the parties of the division shall sign a division agreement and formulate a balance sheet and a detailed inventory of assets. The Company shall inform its creditors of the intended division within ten days following the date on which the division resolution is adopted, and make announcement in newspaper within thirty days.

The businesses coming into being after division of the company shall be jointly liable for the company's debts prior to the division unless otherwise agreed in writing between the company and creditors prior to the division with regard to the payment of debts."

181.	The Original Article 213 is renumbered as Article 215.

182.	The Original Article 214 is renumbered as Article 216, with Clause (4) thereof is amended and a new Clause (5) is added, such that the relevant clauses, as amended, are to read as follows:

(4)	"The company's business license is revoked according to law or the company is ordered to close down or cancelled according to law as a result of its offence of laws or administrative regulations."

(5)

"The company is in severe difficulty during its business management and its further existence will cause material loss of shareholders' rights and interests and the difficulty cannot be solved by any other means, the shareholders representing more than 10% of total shares carrying voting rights have requested the People's Court to order dissolution of the company and the court dissolves the company according to law."

183.

The Original Article 215 is renumbered as Article 217, with the first paragraph thereof being amended and the second paragraph, the third paragraph and the fourth paragraph is deleted, such that, the Article, as amended, is to read as follows:

"A liquidation committee shall be set up within 15 days of the Company being dissolved pursuant to Clauses (1), (3), (4) and (5) of the preceding Article, and the composition of the liquidation team of the Company shall be determined by the Board or general meeting, failing which creditors may apply to the People's Court for the establishment of a liquidation committee from specified persons."

184.	The Original Article 216 is renumbered as Article 218.

185.	The Original Article 217 is renumbered as Article 219, which is amended to read as follows:

"The liquidation committee shall inform the creditors of the company of its establishment within ten days following the date of its establishment, and make announcement in newspaper within sixty days following the aforesaid date. The liquidation committee shall register the claims. The liquidation team shall make no payment to creditors during the period of debts claim."

186.	The Original Article 218 is renumbered as Article 220, with Clause (2) and Clause (4) thereof is amended to read as follows:

(2)	"to notify and announce to creditors."

(4)	"to pay off taxes owed by the Company and taxes incurred during the liquidation process."

187.	The Original Article 219 is renumbered as Article 221, with the second paragraph thereof is amended to read as follows:

"The assets of the Company shall be initially applied to the payment of the liquidation fee, after which the assets shall be applied to the payment of the following items in accordance with the following sequences: (i) salaries payable to employees; (ii) social security contribution and legal compensations; (iii) unpaid tax balances; (iv) bank loans, Company debentures and other debts of the Company."

The last paragraph of the Original Article 219 is amended to read as follows:

"During liquidation, the Company may not engage in new business activities that are irrelevant to the liquidation."

188.	The Original Article 220 is renumbered as Article 222.

189.	The Original Article 221 is renumbered as Article 223.

190.	The Original Article 222 is renumbered as Article 224.

191.	The Original Article 223 is renumbered as Article 225.

192.	The Original Article 224 is renumbered as Article 226.

193.	The Original Article 225 is renumbered as Article 227.

194.	The Original Article 226 is renumbered as Article 228.

195.	The Original Article 227 is renumbered as Article 229.

196.	The Original Article 228 is renumbered as Article 230.

197.	The Original Article 229 is renumbered as Article 231.

198.	The Original Article 230 is renumbered as Article 232, which is amended to read as follows:

"Unless otherwise required, any notice or report that is stipulated to be delivered by the Articles of Association, the Company shall publish the public announcement on one or more national newspapers designated by securities regulatory authority of the State Council and other Chinese publications designated by the Board of Directors and publish the same public announcement at least on one major English and one major Chinese newspaper in Hong Kong in English and Chinese on the same day."

199.	The Original Article 231 is renumbered as Article 233.

200.	The Original Article 232 is renumbered as Article 234.

201.	The Original Article 233 is renumbered as Article 235.

202.	The Original Article 234 is renumbered as Article 236, which is amended to read as follows:

"In the Articles of Association, the term "accounting firm" shall have the same meaning as "auditors"".

See Exhibit 1.1 for the full text of the article of association.

Material Contracts

On March 12, 2007, we entered into a sponsorship agreement with CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd. in relation to share swap merger of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. and public issue of our A Shares. Please see "Item 4 - Information on the Company - the A Shares Offering" and "Item 19 - Exhibit 4.2".

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

Dividends Paid to Individual Investors

Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the "Provisional Regulations") and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax Provisions governing the ownership threshold above which such ownership must be disclosed Notice"). Under the Tax Notice, dividends paid by a Chinese company to foreign persons with respect to shares listed on an overseas stock exchange, or Overseas Shares, including the H Shares and ADSs, are exempt from PRC withholding taxes for the time being. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

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

U.S. Holders

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

*	tax-exempt entities;

*	partnerships or other entities treated as partnerships for United States federal income tax purposes

*	banks, financial institutions, and insurance companies;

*	real estate investment trusts, regulated investment companies and grantor trusts;;

*	dealers or traders in securities , commodities or currencies;

*	U.S. holders liable for alternative minimum tax;

*	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

*	persons who receive the H Shares or ADSs as compensation for services;

*	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

*	certain U.S. expatriates; or

*	U.S. holders whose functional currency is not the U.S. dollar.

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

You are a "U.S. holder" if you are a beneficial owner of H Shares or ADSs and are:

*	an individual citizen or resident of the United States for United States federal income tax purposes;

*	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

*	any entity created or organized in or under the laws of any other jurisdiction if treated as a United States corporation pursuant to United States federal income tax laws;

*	an estate the income of which is subject to United States federal income tax without regard to its source; or

*	a trust:

*	subject to the primary supervision of a United States court and the control of one or more United States persons; or

*	that has elected to be treated as a United States person under applicable United States Treasury regulations.

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

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H Shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under "PFIC Rules" below.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. Moreover, the ADSs are currently traded on the NYSE. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2007 taxable year or any future year. However, our status in future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion of the PFIC rules below.

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

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H Shares or ADSs will be foreign source income, and generally will be treated as "passive income" or, in the case of other U.S. holders, "financial services income" for taxable years ending on or before December 31, 2006. With respect to taxable years beginning after December 31, 2006, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." To the extent dividends are qualifying dividend income, in computing foreign tax credit limitations, individuals, trusts and estates must take into account the gross amount of the dividend multiplied by a fraction, the numerator of which is the special reduced rate described above, and the denominator of which is the highest ordinary income rate. Whether this partial exclusion will affect your ability to claim a foreign tax credit for the full amount of any Chinese tax withheld will depend on your particular circumstances. Each such recipient should consult its own tax adviser concerning the foreign tax credit limitation implications of the receipt of a qualifying dividend.

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

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to significant limitations.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

PFIC Rules

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

*	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

*	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

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

- 122 -

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

Taxation of Capital Gains

No tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H Shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

There will generally be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the NYSE.

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

The withdrawal of H Shares when ADSs are surrendered, and the issuance of ADSs when H Shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership in the H Shares under Hong Kong law. The issuance of ADSs for deposited H Shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H Shares.

Hong Kong Estate Duty

Hong Kong estate duty was abolished with effect from February 11, 2006.

Comparison of NYSE Corporate Governance Rules and PRC Corporate Governance Rules For Listed Companies

Under the amended Corporate Governance Rules of NYSE, foreign issuers (including us) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences on our website: http://www.chalco.com.cn/report/2005_e_06.pdf.

Documents on Display

We are subject to the information reporting requirements of the Exchange Act and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy any report, statement or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov .

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

We borrow short-term and long-term funds, including variable-rate debt, principally denominated in Renminbi. We hedge a limited amount of our sales through trading of futures contracts on the Shanghai Futures Exchange. Our hedging activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading.

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

We use the majority of our futures contracts traded on the Shanghai Futures Exchange and LME to hedge against adverse fluctuations in aluminum prices and do not hold other derivatives instruments. The futures contracts are marked to market at balance sheet dates and corresponding unrealized holding gains (loss) are recorded in the income statement for the year. The fair value of the unrealized holding losses for the years ended December 31, 2004, 2005, and 2006 were RMB4,972,000, RMB8,360,000 and RMB5,703,000, respectively.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenue into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials.

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

As of December 31, 2006, our foreign currency denominated loans amounted to RMB9.0 million, all of which was denominated in Danish Krone. In addition, our foreign currency denominated short-term bank deposits amounted to RMB451.7 million, of which RMB239.5 million was denominated in U.S. dollars, RMB196.8 million was denominated in Australian dollars, RMB9.5 million was denominated in Hong Kong dollars, RMB4.0 million was denominated in euros and RMB2.0 million was denominated in Swiss francs. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable.

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

The table below sets forth information about our interest rate sensitive financial instruments, including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited balance sheets and Note 17 to our audited financial statements.

Expected Maturity

				2011 and		Fair
2007	2008	2009	2010	thereafter	Total	value

(in thousands, except percentage data)

Short-term loans:

Fixed rate (RMB)	2,762,040	-	-	-	-	2,762,040	2,762,040
Average interest rate	5.2%

Long-term loans:

Variable rate (RMB)	2,349,760	2,081,600	2,068,800	1,250,000	3,072,400	10,822,560	10,822,560
Average interest rate	5.5%	5.5%	5.7%	5.0%	5.7%
Fixed rate
(Danish Krone)*	1,058	1,058	1,058	1,058	4,762	8,994	7,400
Average interest rate	0.3%	0.3%	0.3%	0.3%	0.3%

*	Data in Renminbi equivalents.

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

The fair value of futures contracts are based on quoted market prices. As of December 31, 2006, the Company's position in futures contracts and options of aluminum is as follows:

As of December 31, 2005	As of December 31, 2006
		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity
		RMB					RMB

Future Contracts:

Short	5,000	83,644	92,004	(8,360)	February 2007 to May 2007	13,500	283,896	295,042	(11,146)	January 2007 to April 2007
Long	-	-	-	-	-	20,000	438,423	440,178	1,755	Jan-07

Options:

Sales	-	-	-	-	-	31,000	23,543	19,855	3,688	January 2007 to December 2007

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2006, we were not in default in the payment of principal or interest of any lender.

ITEM 14.	MATERIAL MO DIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2006 were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of the company's internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

We have excluded Fushun Aluminum Company Limited, Zunyi Aluminum Company Limited, Shandong Huayu Aluminum and Power Company Limited, Gansu Hualu Aluminum Company Limited and Shanxi Huasheng Aluminum Company Limited from our assessment of internal control over financial reporting as of December 31, 2006 because these entities were acquired during 2006 and qualified under current United States Securities and Exchange Commission regulations for exclusion from our assessment of internal control over financial reporting. All of these entities are subsidiaries of the Company and their total assets and total revenues in aggregate represent 11% and 7%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2006.

PricewaterhouseCoopers, which has audited our consolidated financial statements for the fiscal year ended December 31, 2006, has also audited management's assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal controls over financial reporting; their report is included herein.

Changes in Internal Control over Financial Reporting

During 2006, to enhance the effectiveness of our existing internal control and operational efficiency, we have implemented SAP information system at most of our significant locations. As a result of the implementation, certain of our internal controls over financial reporting have been redesigned or modified. Apart from the implementation of the SAP information system, there have been no significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect , our internal control over financial reporting during the year ended December 31, 2006.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan. Our board of directors has determined that Mr. Poon Yiu Kin, Samuel is the financial expert serving on our Audit Committee as well as the Chairman of the Audit Committee. See "Item 6. Directors, Senior Management and Employees".

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

PricewaterhouseCoopers served as our independent auditor for the 2006 fiscal year. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,
2005	2006

RMB	RMB

(in thousands)

Audit fees	13,721	30,000
Audit-related fees	9,291	4,253
All other fees	978	781

Total	23,990	35,034

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers for the provision of an integrated audit of (i) our consolidated annual financial statements; (ii) management's assessment of the effectiveness of our internal control over financial reporting; and (iii) the effectiveness of our internal control over financial reporting. "Audit-Related Fees" are fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees".

In April 2003, our Audit Committee established pre-approval policies and procedures under which all audit and non-audit services performed by our principal accountants must be approved by the Audit Committee. For 2006, all of the services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18	FINANCIAL STATEMENTS

See pages F-1 to F-74 following Item 19.

ITEM 19	EXHIBITS

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description

1.1	-	Article of Association amended and adopted by the shareholders' meeting on February 27, 2007

4.1	-	Placing Agreement among Aluminum Corporation of China Limited, J.P.Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited, dated May 9, 2006.

4.2	-	A Shares Sponsorship Agreement among Aluminum Corporation of China Limited, CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd., dated on March 12, 2007.

8.1	-	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2006

12.1	-	Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	-	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ XIAO Yaqing

XIAO Yaqing
Chief Executive Officer
Date: June 20, 2007

EXHIBIT 1.1

Aluminum Corporation of China Limited

Articles of Association

(Approved at the Special General Meeting held on 24 September, 2001)

(Approved by Economic and Trade Commission of People's Republic of China on 26 September, 2001)

(Revised as approved by Shareholders' General Meeting of the Company on 12 June, 2002)

(Revised as approved by Economic and Trade Commission of People's Republic of China on 5 July, 2002)

(Revised as approved by Shareholders' General Meeting of the Company on 7 June, 2004)

(Revised as approved by State-owned Assets Supervision and Administration Commission of the State Council on 30 July, 2004)

(Revised as approved by Shareholders' General Meeting of the Company on 9 June, 2005)

(Revised as approved by Shareholders' General Meeting of the Company on 14 October, 2005)

(Revised as approved by Shareholders' General Meeting of the Company on 10 May, 2006)

(Revised as approved by Shareholders' General Meeting of the Company on 27 February, 2007)

(Revised as approved by State-owned Assets Supervision and Administration Commission of the State Council on [*])

Content

Chapter 20	Procedures for Amendments to the Articles of Association	59

Chapter 21	Notices and Public Announcement	59

Chapter 22	Settlement of Disputes	60

Chapter 23	Bye-laws	61

Aluminum Corporation of China

Articles of Association

Chapter1	General Principles

Article 1

Aluminum Corporation of China (the "Company") is a joint stock limited company established in accordance with the Company Law ("Company Law") of the People's Republic of China (hereinafter referred to as the "PRC"), the Special Regulations of the State Council on the Overseas Share Offer and Listing of Joint Stock Limited Companies (chinese characters) (hereinafter referred to as "Special Regulations") and other relevant legislations and administrative regulations of the PRC.

The Company is established on 10th September 2001 by way of promotion under the approval given under State Economic and Trade Commission of the PRC (Guo Jing Mao Qi Gai [2001] No. 818) and the State Administration for Industry and Commence of the PRC and the business licence thereof was obtained. Licence number: 1000001003573 (2-1).

Aluminum Corporation of China, Guangxi Investment (Group) Co., Ltd. and Guizhou Provincial Materials Development and Investment Corporation are promoters of the Company.

Article 2

The registered name of the Company:

Chinese: (chinese characters)

Abbreviation: (chinese characters)

English: Aluminum Corporation of China Limited

Abbreviation: Chalco

Article 3

Place of the Company: No.62 North Xizhimen Street, Beijing, PRC

Postal code: 100082

Tele: (010) 82298080

Graphics context facsimile: (010) 82298081

Article 4

The chairman of the board of directors of the Company shall be the legal representative of the Company.

Article 5

The Company is a joint stock limited company with foreign capitals with perpetual existence.

The rights and obligations in respect of the Company enjoyed and assumed by shareholders of the Company shall be limited to the extent of the class and number of shares held by them. The Company shall be liable to its creditors to the extent of all of its assets.

The Company is an independent legal person, governed and protected by the laws and administrative regulations of the PRC.

Article 6

Pursuant to the Company Law, the Special Regulations and "Mandatory Provisions for the Articles of Association of the Companies Listed Overseas" (hereinafter referred to as the "Mandatory Provisions") and other relevant legislations and administrative regulations, the original Articles of Association (hereinafter referred to as the "Original Articles") was amended by adoption of new Articles of Association of the Company (hereinafter referred to as the "Articles of Association of the Company" or the "Articles of Association") at the shareholders' general meeting held on 27th February, 2007.

Article 7

The registration of the Original Articles was completed and became effective on the Date of Incorporation.

The Articles of Association shall become effective after being passed by a special resolution at the Company's shareholders' general meeting and once approval is obtained from the State Council authorised approving authorities and the State Council Securities Commission. Once the Articles of Association have become effective, the Original Articles shall be replaced by the Articles of Association.

Article 8

From the date when the Articles of Association take effect, the Articles of Association shall constitute a legally binding document regulating the structure and activities of the Company and governs the rights and obligations between the Company and its shareholders and among the shareholders.

Article 9

The Articles of Association of the Company shall be binding on the Company, its shareholders, directors, supervisors, manager and other senior management officers. All the aforementioned persons may, pursuant to the Articles of Association, put forward claims concerning the affairs of the Company.

Under the circumstances not in breach of Article 22 of the Articles of Association, the shareholders may, in accordance with the Articles of Association, bring actions against the Company. The Company may, in accordance with the Articles of Association, bring actions against the shareholders, directors, supervisors, manager and other senior management officers. The shareholders may, in accordance with the Articles of Association, bring actions against each other. The shareholders may, in accordance with the Articles of Association, bring actions against the directors, supervisors, manager and other senior management officers.

For the purpose of this article, "action" includes taking court proceedings and arbitration proceedings.

Article 10

The Company may invest in other companies but shall not be an investor jointly liable for the invested company's debts unless otherwise required by law.

The Company shall not be a shareholder with unlimited liabilities of other profit-making organizations.

Article 11

Subject to the provisions of the laws and administrative regulations of PRC, the Company shall have the rights to raise funds or to borrow monies, including but not limited to the rights to issue bonds, or to charge or to pledge its properties.

Chapter 2	Business Objects and Scope

Article 12

The object of operations of the Company shall be: to maximize the interests of shareholders; to establish management system and operation mechanism align with the globe; to improve management for better efficiency; to improve product technology based on the market-oriented strategy with a view to cut the cost and expand the market share through product upgrading and technology renovation in order to enhance the overall competitiveness of the Company.

Article 13

The scope of operations of the Company shall be based on the items approved by the company registration authorities.

The Company's scope of operations includes: exploration and mining of bauxite, limestone mines; production and sales of aluminum, magnesium products, smelting products and processing products; production and sales of carbon products and related non-ferrous products, water, electricity and gas, oxygen and nitrogen for industrial use; examination, design and construction and installation; manufacturing, installation, checking and maintenance of mechanical equipment, parts and components and non-standard equipment; maintenance of vehicles and construction machinery, manufacturing and sales of special industrial vehicles; road freight transportation; installation, maintenance, checking and sales of telecommunication, communication and testing equipment; automatic testing control, network and software system design, installation and adjustment; office automation, equipment and related technology development and technology services.

Article 14

The Company may, according to the business requirement, set up wholly-owned subsidiaries and controlling subsidiary, divisions such as branches and representative offices. Subsidiaries shall be names under the abbreviation of "Chalco" of Aluminum Corporation of China Limited and branches shall be named under the full name of Aluminum Corporation of China Limited.

With the approvals of the relevant government departments, the Company may from time to time make adjustments to its scope and means of operations according to the business requirements and may also set up branches and/or offices outside PRC and in the regions of Hong Kong, Macau and Taiwan (whether or not being wholly-owned).

Chapter 3 Share Capital and Registered Capital

Article 15

The Company may at any time create ordinary shares. The ordinary shares issued by the Company shall include domestic shares and foreign shares. Having regard to its requirements and upon the approvals of the State Council authorised approving authorities, the Company may create other class of shares.

Article 16

The shares issued by the Company shall have a par value of Renminbi 1 per share.

The aforesaid Renminbi shall mean the legal currency of the PRC.

Article 17

The Company may issue shares to domestic investors and overseas investors upon the approval of the authorities of the State Council responsible for securities.

The aforesaid overseas investors shall mean the investors from foreign countries and the regions of Hong Kong, Macau and Taiwan who subscribe for the shares issued by the Company; domestic investors shall mean the investors within the PRC other than those investors from the aforesaid regions who subscribed for the Shares issued by the Company.

Article 18

The shares issued by the Company to the domestic investors and subscribed for in Renminbi shall be called domestic shares. The shares issued by the Company to the overseas investors and subscribed in foreign currency shall be called foreign shares. Those foreign shares listed overseas shall be called overseas listed foreign shares. Shareholders of domestic shares and overseas listed foreign shares are ordinary shareholders and shall have the same obligations and rights.

The aforesaid foreign currency shall mean the legal currency of other countries or areas, other than Renminbi, recognized by the foreign exchange authority of PRC for the purpose of payment for the shares to the Company.

The domestic shares of the Company are deposited with Shanghai Branch of China Securities Depository and Clearing Corporation Limited. The overseas listed foreign shares of the Company are principally placed in the custody of Hong Kong Exchanges and Clearing Limited.

Article 19

The foreign shares issued by the Company and listed in Hong Kong shall be called H Shares. H Shares shall mean the shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (hereinafter referred to as the "HKSE") and the par value of which is denominated in Renminbi and are subscribed for and traded in Hong Kong currency.

Article 20

Upon approval of the State Council authorised approving authorities, the total number of ordinary shares issuable by the Company is 11,450,000,000 shares. The Company shall upon its establishment issue 8,000,000,000 shares (all of which are domestic shares) to the promoter. Upon consent of the State Council and approval of the governing authorities of the PRC, one of the promoters of Aluminum Corporation of China shall transfer some of the shares to China Cinda Asset Management Corporation ("China Cinda"), China Orient Asset Management Corporation ("China Orient") and China Development Bank ("CDB"), of which 1,600,000,000 shares shall be transferred to China Cinda, 621,670,000 shares to China Orient and 572,840,000 shares to CDB.

Contributions by promoters of the Company at the time of incorporation are as follows:

		Means of	Date of Contribution
Promoter	Shares Subscribed	Contribution

Aluminum Corporation of China	7,673,770,000	Net Asset	June 28, 2001

Guangxi Development Group Limited	196,800,000	Net Asset	June 28, 2001

Guizhou Provincial Materials Development
and Investment Corporation	129,430,000	Net Asset	June 28, 2001

Total	8,000,000,000"

Article 21

After incorporation, the Company issues 2,749,889,968 overseas listed foreign shares, i.e. H Shares, of which 2,499,900,153 are new shares and 249,989815 million stock shares are sold by certain shareholders.

After the foregoing issuing of H Shares, the company has a total of 10,499,900,153 shares with an equity structure as follows: a total of 7.750010185 billion domestic shares, accounting 73.81% of the Company's total equities, including: 4,656,261,060 shares by the promoter Aluminum Corporation of China, accounting around 44.35% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.87% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.23% of the total equities; 1,610,332,210 shares by China Cinda Asset Management Corporation, accounting for around 15.34% of the total equities; 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.73% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.29% of the total equities. 2,749,889,968 (H Shares) are to be held by investors of overseas listed foreign shares, accounting for 26.19% of the Company's total equities.

With the approval of the examination body authorized by the State Council, the Company additionally issued 549,976,000 overseas listed foreign shares (H Shares) in 2004.

After the foregoing issuing of H Shares, the company has a total of 11,049,876,153 shares, comprising 7,750,010,185 domestic shares representing 70.13% of the total equities, including 4,612,161,060 shares by the promoter Aluminum Corporation of China, accounting around 42.14% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.78% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.17% of the total equities; 1,610,332,210 shares by China Cinda Asset Management Corporation, accounting for around 14.57% of the total equities; 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.45% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.02% of the total equities; and 3,299,865,968 shares by shareholders of overseas listed foreign shares (H Shares) accounting for around 29.87% of the total equities.

With the approval of the State Council, China Construction Bank Corporation took back the 6.42% of the company's shares it had delegated to the care of Cinda Asset Management Corporation in 2005, and thenceforth directly holds the shares and become a shareholder of the company. It causes no change to the total number of shares of the company but the number of shares held by China Cinda Asset Management Corporation was decreased accordingly.

After the foregoing change of shareholder, the company has a total of 11,049,876,153 shares, comprising 7,750,010,185 domestic shares representing 70.13% of the total equities, including 4,656,261,060 shares by the promoter Aluminum Corporation of China, accounting around 42.14% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.78% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.17% of the total equities; 900,559,074 shares by China Cinda Asset Management Corporation, accounting for around 8.15% of the total equities; 709,773,136 shares by China Construction Bank Corporation, accounting for around 6.42% of the total equities, 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.45% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.02% of the total equities; and 3,299,865,968 shares by shareholders of overseas listed foreign shares (H Shares) accounting for around 29.87% of the total equities.

With the approval of the examination body authorized by the State Council, the Company additionally issued 644,100,000 overseas listed foreign shares (H Shares) in 2006, including 600,000,000 new shares and 44,100,000 existing shares sold by certain shareholders.

After the foregoing issuing of H Shares, the company has a total of 11,649,876,153 shares, comprising 7,705,910,185 domestic shares representing 66.15% of the total, including 4,612,261,060 shares by the promoter Aluminum Corporation of China, accounting around 39.59% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.69% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.11% of the total equities; 900,559,074 shares by China Cinda Asset Management Corporation, accounting for around 7.73% of the total equities; 709,773,136 shares by China Construction Bank Corporation, accounting for around 6.09% of the total equities, 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.17% of the total equities; 554,940,780 shares by State Development Bank, accounting for 4.76% of the total equities; and 3,943,965,968 shares by shareholders of overseas listed foreign shares (H Shares) accounting for 33.85% of the total issued common shares.

The Company issued 1,236,731,739 A Shares in 2007 upon approval of the shareholders' general meeting by way of special resolutions and upon approval of the State Council authorised approving authorities.

The existing shareholding structure of the Company shall be: 12,886,607,892 ordinary shares of which 8,942,641,924 are held by holders of A Shares, representing 69.39% of the total issued ordinary shares of the Company, 3,943,965,968 shares are held by holders of overseas listed foreign shares, representing 30.61% of the total issued ordinary shares of the Company.

Article 22

Upon the plan for the issue by the Company of overseas listed foreign shares and domestic shares being approved by the authorities of the State Council responsible for securities, the board of directors of the Company may implement arrangement for the respective issue thereof.

The plan for the issue of overseas listed foreign shares and domestic shares may be implemented respectively by the Company pursuant to the provisions as aforesaid within 15 months from the date of the approval of the China Securities Regulatory Commission ("CSRC").

Article 23

Where the total number of shares to be issued by the Company as determined under the plan includes the number of overseas listed foreign shares and the number of domestic shares, the capital shall each be raised by one installment; where the capital cannot be raised by one installment under special circumstances, it can be raised by separate installments with the approval of the State Council Securities Commission.

Article 24

The registered capital of the Company is RMB 12,886,607,892.

Article 25

The Company may, based on its operation and business requirements, approve an increase in its capital in accordance with the relevant provisions of the Articles of Association.

The manners in which the capital of the Company may be increased are as follows:

(1)	offer of new shares to investors not particularly designated;

(2)	placing of new shares to existing shareholders;

(3)	bonus issue of new shares to existing shareholders;

(4)	transfer of statutory capital reserve to share capital;

(5)	other methods as permitted by the laws and administrative regulations.

The increase in the capital of the Company by way of issuing new shares pursuant to the provisions of the Articles of Association shall be implemented in accordance with relevant laws and administrative regulations of PRC.

Article 26

Unless otherwise provided in the laws and administrative regulations, the shares of the Company may be freely transferable and shall be free from any lien.

Chapter 4	Reduction of Capital and Repurchase of Shares

Article 27

The Company may reduce its registered capital pursuant to the provisions of the Articles of Association.

Article 28

Upon the reduction of registered capital, the Company shall prepare a balance sheet and a list of its assets.

The company must notify its creditors of the intended capital reduction within 10 days and issue public notice in newspaper within 30 days following the date on which such a decision is made. The creditors have the right to demand the company to liquidate its liabilities or provide corresponding debt service guarantees within 30 days following the receipt of the notification letter or 45 days following the public notice in the newspaper.

The registered capital shall not be less than the statutory minimum requirement after the reduction of capital.

Article 29

In the following circumstances, the Company may repurchase its issued shares in accordance with the procedures provided in the Articles of Association and with the approval of the relevant governing authorities of PRC:

(1)	cancellation of shares for the purpose of reducing capital of the Company;

(2)	amalgamation with other company which owns shares in the Company;

(3)	granting bonus shares to employees of the company.

(4)	shareholders disagreeing with General Meeting's resolution on merger or division of the company and requiring the company to acquire the shares in their possession.;

(5)	Other purposes permitted by law and administrative regulations.

The Company shall repurchase its issued shares in accordance with the provisions of Articles 30 to 33 herein.

Article 30

The Company may, with the approval of the relevant governing authorities of PRC, repurchase its shares in any of the following manner:

(1)	to make a repurchase offer to all shareholders in proportion to their respective shareholdings;

(2)	to repurchase shares in open trading on a stock exchange;

(3)	to repurchase shares by way of agreement other than through a stock exchange.

(4)	other manners pursuant to the laws and administrative regulations and approved by the securities authorities of the State Council.

Article 31

Where the Company repurchases shares by way of agreement other than through a stock exchange, it shall obtain the prior approval of the shareholders in a general meeting according to the provisions of the Articles of Association. Where prior approval has been obtained from the shareholders in a general meeting in the same manner, the Company may release or modify the contract entered into in the aforesaid manner or waive any right granted under such contract.

The contract to repurchase shares referred to above shall include but not be limited to agreements agreeing to undertake the obligations to repurchase shares or acquiring the rights to repurchase shares.

The contract to repurchase shares or any of the rights provided therein are not capable of being assigned by the Company.

Article 32

After the repurchase, the Company must cancel or transfer the repurchased shares before the deadline set by relevant laws and administrative regulations, and file its capital changes with its original registrant in the event of the cancellation.

The registered capital of the Company will be reduced by the total nominal value of the shares so cancelled.

Article 33

Unless the Company is in the process of liquidation, the repurchase of issued shares by the Company shall be subject to the following provisions:

(1)

if the shares are repurchased at par value, payment may be made out of the balance of the distributable profits in the books of the Company or from the proceeds of fresh issue of new shares for the purpose of repurchase of existing shares;

(2)

if the shares are repurchased at a premium of the par value, payment up to the par value may be made out of the balance of the distributable profits in the books of the Company or from the proceeds of fresh issue of new shares for the purpose of repurchase; payment of the portion in excess of the par value shall be effected in the following manner:

(i)	if the repurchased shares were issued at par value, payment shall be made out of the balance of distributable profits in the books of the Company;

(ii)

if the repurchased shares were issued at a premium, payment shall be made out of the balance of distributable profits in the books of the Company or from the proceeds of fresh issue of new shares for the purpose of share repurchase provided that, the amount paid out of the proceeds of fresh issue of new shares shall not exceed the aggregate of premium received on the issue of the shares repurchased, nor the balance of capital surplus reserve fund account of the Company at the time of such repurchase (including the amount of the premium received on the fresh issue of new shares);

(3)	The payment for the following shall be made out of the distributable profits of the Company:

(i)	the acquisition of rights to repurchase its shares;

(ii)	the amendment of the contract for the repurchase of its shares;

(iii)	the release of any of its obligations under the repurchase contract.

(4)

After the registered capital of the Company has been reduced by the total nominal amount of the shares so cancelled pursuant to the relevant provisions, the amount which has been deducted from the distributable profits and used for repurchasing the nominal value of the shares shall be credited to the account of capital surplus reserve fund of the Company.

Chapter 5	Financial Assistance for the Acquisition of the Shares of the Company

Article 34

No financial assistance shall be provided at any time and in any manner by the Company or its subsidiaries to any person acquiring or intending to acquire the shares of the Company. The person(s) acquiring the shares of the Company aforesaid shall include the person(s) who undertake(s), directly or indirectly, obligations as a result of an acquisition of shares of the Company.

No financial assistance shall be provided at any time and in any manner by the Company and its subsidiaries to reduce or release the obligations of the said person(s) undertaking such obligations.

This article shall not apply to the circumstances stated in Article 36 in this chapter.

Article 35

The financial assistance referred to in this chapter shall include but not be limited to the assistance in the following ways:

(1)	gift;

(2)

guarantee (including provision by the guarantor of an undertaking or property to secure the performance of obligations by the obligor), indemnity (other than an indemnity in respect of the Company's own neglect or default) or a release or waiver thereof;

(3)

provision of loan or making of a contract under which the obligations of the Company are to be fulfilled before the obligations of another party to the contract, the novation of the loan or changes of the parties to the contract and the assignment of rights under the loan and the contract;

(4)	any other financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

The undertaking referred to in this chapter shall include the undertaking of obligations by the obligator of contract or arrangement (whether the contract or arrangement is enforceable or to be undertaken individually or jointly with others) or changes in his financial position in any manner.

Article 36

The following activities shall not be deemed to be prohibited by Article 34 of this chapter:

(1)

the provision of financial assistance is given in good faith in the interests of the Company and the principal purpose in giving such assistance is not for acquisition of shares in the Company, or the giving of the assistance is but an incidental part of a master plan of the Company;

(2)	the distribution of the assets of the Company by way of dividends in accordance with law;

(3)	the allotment of bonus shares as dividends;

(4)	a reduction of registered capital, repurchase of shares of the Company, adjustment of shareholding structure of the Company effected in accordance with the Articles of Association;

(5)

the lending of money by the Company in the ordinary course of its business where the lending of money is part of the scope of business (only if the Company has net assets which are not thereby reduced or to the extent that those assets are thereby reduced if the financial assistance is provided out of the distributable profits of the Company);

(6)

the provision of money by the Company for contributions to the share option scheme for employees (only if the Company has net assets which are not thereby reduced or to the extent that those assets are thereby reduced, if the financial assistance is provided out of the distributable profits of the Company).

Chapter 6	Share Certificates and Register of Shareholders

Article 37

The shares issued by the Company shall be in registered form.

The share certificates of the Company shall contain the following major particulars:

(1)	name of the Company;

(2)	date of incorporation of the Company;

(3)	class of the shares, nominal value and number of shares represented;

(4)	serial number of the share certificate;

(5)	other items to be contained as required by the Company Law, the Special Regulations and the stock exchange on which the shares of the Company are listed.

Article 38

The shares of the Company may be transferred, donated, inherited and charged in accordance with the relevant laws, administrative regulations and the Articles of Association.

The transfer and assignment of shares shall be registered with the share registrar appointed by the Company.

Article 39

The stocks are signed by the Company's legal representative, and if required by the securities exchange on which the Company's stocks are listed, by other senior members of the management. The stocks become valid with the Company seal (include the Company's securities seal), which must be authorized by the Company's chair of board. The signature of the Company's chair of the board or other senior members of the management may also take printing form.

Article 40

The Company does not accept shares as the subject of pledge.

Article 41

During their tenures, the director, supervisor, manager and other senior management member shall report periodically to the Company their shareholding of the Company's stock and its changes. Share transfers by the foregoing personnel shall proceed in accordance with laws, regulations and/or applicable listing rules.

Article 42

All the profits gained by directors, supervisor, general managers, deputy general managers and other senior executives and a shareholder holding above 5% of the Company's shares through selling his shares issued by the Company in six months following the purchase of such shares or through repurchasing his shares issued by the Company in six months following the sale of such shares belong to the Company and the board will take back such proceeds, except that sale of shares will not be subject to the 6-month limit when the seller is a securities company that has become holder of more than 5% of the company's shares as remaining out of the underwritten quantity.

If the board fails to do so as required by the foregoing provision, the shareholder shall have the right to require the board to execute said provision within 30 days. When the board continues to fail the execution within said period of time, the shareholder shall have the right to directly bring a legal action before a people's court in his own name and for the interests of the company.

If the board fails to execute the first provision, the responsible director(s) shall be jointly liable according to law.

Article 43

The Company shall keep a register of shareholders and enter therein the following particulars:

(1)	name, address (residential), occupation or nature of each shareholder;

(2)	class and number of shares held by each shareholder;

(3)	the amount paid or payable for the shares held by each shareholder;

(4)	the serial number of the share certificates held by each shareholder;

(5)	the date on which each person was entered in the register as a shareholder;

(6)	the date on which any person ceased to be a shareholder.

Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of shareholdings in the Company.

Article 44

The Company may, in accordance with the agreement or understanding between the authorities of the State Council responsible for securities and overseas securities regulatory authorities, keep the register of shareholders in relation to overseas listed foreign shares outside the PRC and may appoint overseas agencies to manage such register. The original register of shareholders in relation to overseas listed foreign shares of the Company shall be kept in Hong Kong.

Copies of the register of shareholders in relation to overseas listed foreign shares shall be kept at the seat of the Company. Appointed overseas agencies shall from time to time ensure that the original register of shareholders in relation to overseas listed foreign shares and the copies thereof be consistent.

Where there is any inconsistency between the original register of shareholders of overseas listed foreign shares and the copies thereof, the original shall prevail.

Article 45

The Company shall have a complete register of shareholders.

The register of shareholders shall contain the following parts:

(1)	register of shareholders other than those provided in paragraphs (2) and (3) below kept at the seat of the Company;

(2)	register of shareholders in relation to overseas listed foreign shares kept at the location of the overseas stock exchange in which those shares are listed;

(3)	register of shareholders kept in other place(s) as the board of directors of the Company thinks fit for the purpose of listing the shares of the Company.

Article 46

Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register of shareholders, shall during the continuance of that registration, be registered in any other part of the register of shareholders.

All the fully paid overseas foreign shares listed in Hong Kong shall be freely transferable pursuant to the Articles of Association. However, the board of directors may refuse to recognize any instrument of transfer without assigning any reason thereof, unless:

(1)

a sum of HK$2.5 for each instrument of transfer or such higher amount as approved by the HKSE for the time being has been paid to the Company for registering any instrument of transfer or other documents related to or affecting the ownership of any shares;

(2)	the instrument of transfer only involves overseas listed foreign shares listed in Hong Kong;

(3)	the stamp duty payable in respect of the instrument of transfer has been paid;

(4)	relevant share certificates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer have been produced;

(5)	if the shares are transferred to joint holders, the number of joint holders shall not exceed 4; and

(6)	the shares concerned are free of any lien in favour of the Company.

The overseas listed foreign shares of the Company shall be transferred in an ordinary or regular way or a way acceptable to the board of directors; such instrument of transfer may be executed by way of signing or affixing of valid seal in case the transferer or transferee is a corporate. In case the transferer or transferee is a clearing institution or its agent, such instrument of transfer may be executed by way of signing or affixing of seal in mode of printing. All instruments of transfer shall be placed at the legal address of the Company or any such place designated by the board of directors from time to time.

Any amendments or corrections to the different parts of the register of shareholders shall be carried out according to the governing laws of the place where the register of shareholders are kept.

Article 47

No registration of changes in the shareholder roster as a result of stock transfer can take place within 30 days preceding the convocation of general shareholder meeting or five days preceding the day on which the Company decides to allocate dividends. The foregoing applies to H Shares shareholders. Note: The present article is not applicable to A Shares shareholders.

Article 48

When the Company convokes a general shareholder meeting, allocates dividend, liquidates or performs other activities that require the verification of equity rights, the board of directors or the general meeting convener must specify a date as the equity rights determination date. The shareholders registered in shareholder roster after closing as at the equity rights determination date are the Company's shareholders entitled to appropriate rights and interests.

Article 49

Any person who does not agree to the register of shareholders and requests to have his name registered thereon or removed therefrom may apply to the court of law with competent jurisdiction on the register for rectification of the register.

Article 50

Any shareholder whose name is registered in the register of shareholders or any person who requests to have his name registered in the register of shareholders who has lost his share certificate (the "Original Certificate"), may apply to the Company for issuing new share certificate in respect of such shares (the "Relevant Shares").

Domestic shareholder who has lost his share certificate may apply for the issue of new share certificate in accordance with Section 144 of the Company Law.

Holder of overseas listed foreign shares who has lost his share certificate may apply for the issue of new share certificate in accordance with the laws, stock exchange rules and other relevant regulations of the place where the original register of shareholders in relation to overseas listed foreign shares is kept.

Application for replacement of lost share certificate made by a holder of H Shares shall be subject to the following requirements:

(1)

Applicant shall submit the application in standard form prescribed by the Company together with a notarial certificate or statutory declaration. The notarial certificate or statutory declaration shall include the reason of the application made by the applicant, the circumstances under which the share certificate was lost and the supporting evidence and a declaration that no other person shall be entitled to register as a shareholder in respect of the Relevant Shares.

(2)

No declaration made by any person other than the applicant has been received by the Company for registration as a shareholder of the Relevant Shares prior to the determination of the Company to issue new certificate.

(3)

If the Company determines to issue new share certificate to the applicant as replacement, it shall publish a notification for issuing new certificate for replacement purpose in the newspaper designated by the board of directors and the period for such notification shall be 90 days and such notification shall be published at least once every 30 days.

(4)

Prior to the publishing of the notification for issuing new certificate for replacement purpose, the Company shall submit a copy of the notification to be published to the stock exchange where its shares are listed. The notification may be published upon the reply of such stock exchange confirming that the said notification has been exhibited in such stock exchange. The period for the exhibition of the notification in such stock exchange shall be 90 days.

If the consent of the application for replacement of the certificates has not been obtained for the registered shareholders of the Relevant Shares, the Company shall send to the said shareholder by post a copy of such notification to be published.

(5)

Upon the expiry of 90 days for the publication and exhibition of the notification as provided in paragraphs (3) and (4) above and no objection has been received from any person against the replacement of certificate, new share certificate shall be issued to the applicant based on his application.

(6)

Where the Company issues new share certificate pursuant to this article, it shall forthwith cancel the Original Certificate and make such entry in the register of shareholders in order to record such cancellation and issue.

(7)

All expenses relating to the cancellation of Original Certificate and the issue of new share certificate by the Company shall be borne by the applicant. The Company shall be entitled to refuse to take any action until the applicant can provide reasonable indemnity.

Article 51

Upon the issue by the Company of new share certificate pursuant to the provisions of the Articles of Association, the name of the bona fide purchaser who acquires the Relevant Shares or the person who subsequently registered as the shareholder of the said shares (as a bona fide purchaser) shall not be removed from the register of shareholders.

Article 52

The Company shall assume no liability for any loss incurred by any person as a result of the cancellation of the Original Certificate or in issuing new share certificate, unless it can be proved by such person that the Company is fraudulent.

Chapter 7	Rights and Obligations of Shareholders

Article 53

Shareholders of the Company shall be the persons who hold the shares of the Company in accordance with the laws and have their names registered in the register of shareholders.

Shareholders shall enjoy the rights and assume the obligations according to the class of and number of shares held by them. Shareholders holding the same class of shares shall enjoy the same rights and assume the same obligations.

In case of joint holders, if one of the joint holders dies, only the surviving joint holders shall be deemed by the Company to be such persons as having the ownership of the relevant shares. The board of directors shall have the right, for the purpose of making amendments to the register of shareholders, to demand a death certificate where it deems appropriate to do so. In case of joint holding of shares, only the joint holder whose name appears first in the register of members is entitled to receive the relevant shares and the Company's notices, and to attend and exercise voting rights at a general meeting of the Company. Any notice delivered to that person shall be deemed as having been delivered to all joint holders of the relevant shares.

The Company shall not exercise any of its rights to freeze or otherwise impair any of the rights attaching to any shares of the Company by reason only that person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.

Article 54

A holder of ordinary shares of the Company shall have the following rights:

(1)	to claim dividends and distribution of profits in any other form in proportion to the number of shares held;

(2)	lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at shareholder's general meetings in respect of the number of shares held;

(3)	to supervise and manage the business activities of the Company and to put forward proposals and raise inquiries;

(4)	to transfer, donate or pledge shares in accordance with the laws, administrative regulations and the Articles of Association;

(5)	to receive information as provided in the Articles of Association of the Company, including:

1.	the right to a copy of the Articles of Association upon payment of the costs thereof;

2.	upon payment of reasonable charges, the right to inspect and make copies of:

(1)	all parts of the register of shareholders;

(2)	personal particulars of the directors, supervisors, general manager and other senior management officers of the Company, including:

(a)	present forename and surnames and any former forename or surname and any aliases;

(b)	principal address (residential);

(c)	nationality;

(d)	occupation and all other part-time occupation and duties;

(e)	identification documents and its number.

(3)	state of the share capital of the Company;

(4)

reports showing the total nominal value and number of shares repurchased by the Company since the end of the last financial year, the highest and the lowest price paid and the aggregate amount paid by the Company in respect of each class of its shares repurchased;

(5)	minutes of shareholders' general meetings, resolutions of board meetings and supervisory committee meetings.

(6)	debenture counterfoils and financial reports of the company.

(6)	the right to participate in the distribution of the surplus assets of the Company in proportion to the number of shares held in the event of the termination or liquidation of the Company;

(7)	Shareholders disagreeing with general meetings' resolutions on merger or division of the company may require the company to acquire the shares in their possession.

(8)	Lodge legal actions before people's courts against acts damaging the company's interests or infringing shareholders' legal rights and interests and claim for relevant rights according to Companies Law or other laws and administrative regulations;

(9)	any other rights specified in laws, administrative regulations departmental rules and the Company's Articles of Association.

Article 55

A holder of ordinary shares of the Company shall undertake the following obligations:-

(1)	to comply with the Articles of Association;

(2)	to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3)	Withdrawal of contribution is not permitted unless otherwise required by laws and regulations;

(4)

Not abuse shareholder's rights to damage the interests of the company or other shareholders; and not abuse the company's independent legal capacity and the shareholder's limited liability to damage the interests of the company's creditors. A shareholder causing losses of the company or other shareholders by abusing his shareholder's rights shall be liable for compensation according to law. A shareholder evading debts and severely damage the interests of the company's creditors by abusing the company's independent legal capacity and his limited shareholder's liability shall be jointly liable for the company's debts;

(5)	other obligations specified in laws, administrative regulations and the Company's Articles of Association.

A shareholder shall not be liable to make further contribution to the share capital other than the terms as agreed by the subscriber at the time of subscription.

Article 56

The controlling shareholder and actual controller of the company shall not damage the company's interests by virtue of its related position, or otherwise it shall be liable for compensating the resulting losses of the company.

The controlling shareholder and actual controller of the company assumes integrity obligation to the company and its public shareholders. The controlling shareholder shall exercise its rights as investor in strict compliance with law, not damage the legal rights and interests of the company and its public shareholders through profit sharing, asset restructuring, external investment, occupation of funds or providing surety for loans, and not leverage on its controlling position to impair the interests of the company and its public shareholders.

Article 57

In addition to the obligations imposed by the laws and administrative regulations or required by the listing rules of the stock exchange on which the shares of the Company are listed, the controlling shareholder, in exercising the power as a shareholder, shall not exercise his voting rights in a manner prejudicial to the interests of all or some part of the shareholders when making decision on the following matters:

(1)	to relieve a director or Supervisor of his duty to act honestly in the best interests of the Company;

(2)	to approve the expropriation by a director or Supervisor (for his own benefit or for the benefit of

(2)	another), in any guise, the assets of the Company, including but not limited to an opportunity beneficial to the Company;

(3)

to approve the expropriation by a director or Supervisor (for his own benefit or for the benefit of another) the individual rights of other shareholders, including but not limited to rights to distributions and voting rights save and except restructuring of the Company submitted for approval by the shareholders in general meeting in accordance with the Articles of Association.

Article 58

A controlling shareholder referred to in the preceding article means a person who satisfies any one of the following conditions:

(1)	he may alone or acting in concert with others have the power to elect more than half of the directors;

(2)

he may alone or acting in concert with others have the power to exercise 30 per cent. or more of the voting rights in the Company or control the exercise of 30 per cent. or more of the voting rights in the Company;

(3)	he may alone or acting in concert with others holds 30 per cent. or more of the issued shares of the Company;

(4)	he may alone or acting in concert with others have de facto control of the Company in any other manner.

Chapter 8	Shareholders' General Meetings

Article 59

The shareholders' general meeting shall be the source of authority of the Company and shall exercise its powers according to the laws.

Article 60

The shareholders' general meeting shall have the following powers:-

(1)	to determine the business policies and investment plans;

(2)	to elect and replace directors and to determine the remuneration of the directors;

(3)	to elect and replace Supervisors who are representatives of the shareholders and to determine the remuneration of such Supervisors;

(4)	to consider and to approve the report of the board of directors;

(5)	to consider and to approve the report of the supervisory committee;

(6)	to consider and to approve the annual financial budgets and final accounts;

(7)	to consider and to approve the plan for profit distribution and plan for making up losses;

(8)	to resolve on the increase in or reduction of the registered capital of the Company;

(9)	to resolve on the amalgamation, demerger, dissolution and liquidation of the Company;

(10)	to resolve on the issue of debentures of the Company;

(11)	to resolve on the appointment, dismissal or discontinuance of appointment of the accounting firm;

(12)	to amend the Articles of Association;

(13)	to examine and approve decisions in relation to share-based remunerations (such as right share or share option etc.) of the employees;

(14)	make decision on purchase or sale of substantial assets within one year that exceed 25% of the company's total assets;

(15)	make decisions on external guarantee matters subject to review and approval by general meetings as required by laws, administrative regulations and the Article of Association of the company;

(16)	review and approve changes of purpose of the funds raised;

(17)

other matters the resolutions concerning which shall be made by the shareholders' general meeting, as stipulated by laws, administrative regulations, department rules and the Articles of Association of the Company

The shareholders' general meeting may authorize or appoint the board of directors to effect those matters authorised or appointed by the shareholders' general meeting.

Article 61

Any and all external guarantee matters of the company shall be subject to review and approval of the board. The following guarantee matters shall further be submitted to general meeting for review and approval:

(1)	Any guarantee provided after the gross amount of external guarantees offered by the company and its held subsidiaries has reached or exceeded 50% of the latest audited net asset;

(2)	Guarantee offered to an object with an asset-debt ratio of above 70%;

(3)	Any single guarantee amounting above 10% of the latest audited net asset;

(4)	Guarantee offered to a shareholder, the actual controller of the company or its related parties;

(5)	Any guarantee provided after the company's external guarantees have reached or exceeded 25% of its latest audited total assets;

(6)	Other guarantee matters to be submitted to general meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the company.

A director, manager, senior deputy manager, deputy manager or any other senior executive of the company shall be liable for compensation when they have caused losses to the company by violating the external guarantee approval authority and review procedure requirements set forth in laws, administrative regulations or the Articles of Association of the company, and the company may bring a legal action against him according to law.

Article 62

All the matters to be decided at shareholders' general meetings in accordance with laws, administrative regulations and the Articles of Association shall be examined at the relevant shareholders' general meeting(s) for the purpose of protecting the shareholders' rights to decide on such matters. When considered necessary and under reasonable circumstances, specific issues related to the foregoing matters that cannot be decided immediately at the relevant shareholders' general meeting(s) may be decided by the Board of Directors within the scope as to be authorised by the shareholders at the relevant general meeting(s).

An authorization to the Board of Directors which falls into an ordinary resolution shall be passed by votes representing more than one-half (excluding one-half) of the voting rights held by the shareholders (including their proxies) present at the shareholders' general meeting; an authorization to the Board of Directors which falls into a special resolution shall be passed by votes representing two-thirds or more of the voting rights held by the shareholders (including their proxies) present at the general meeting. The content of the authorization shall be clear and specific.

Article 63

Unless prior approval by the shareholders general meeting has been sought, the Company shall not enter into contract with any person other than a director, supervisor, manager or other senior executive of the Company whereby such person undertakes the management and administration of the whole or any substantial part of the business of the Company.

Article 64

Shareholders' general meetings can be annual general meetings or extraordinary general meetings. Shareholders' general meetings are held once a year within six months after the end of the previous financial year.

Under any of the following circumstances, the Board of Directors shall convene an extraordinary general meeting within two months thereof:-

(1)	when the number of directors falls below the number required by the Company Law or two-thirds of the number required by the Articles of Association;

(2)	Where the unrecovered losses of the Company amount to one-third of the total amount of its paid-in capital.;

(3)

Where requested by shareholder(s) holding 10 percent or more of the Company's shares for more than ninety consecutive days (the number of shares held shall be the figure as at the date of the written request from the shareholder) ;

(4)	When the Board of Directors deems necessary or the supervisory committee proposes to convene the same;

The shareholding mentioned above in paragraph (3) shall be based on the date on which the shareholders put forward their requisition.

Article 65

The Company shall, within 45 days (Inclusive of date of meeting) before the date of meeting, send written notices of the shareholders' general meeting and inform all registered shareholders of the matters to be considered at the meeting and the date and venue of the meeting. Those shareholders who intend to attend the meeting shall send the written reply to the Company 20 days before the meeting.

The Company shall according to the written replies received 20 days before the date of the meeting calculate the proportion of shares having voting rights represented by the shareholders who intend to attend the meeting. The Company shall convene the shareholders' general meeting if the number of shares carrying voting rights represented by the shareholders who intend to attend is more than one-half of the total number of shares with voting rights, failing which the Company shall, within 5 days, inform the shareholders again in the form of public notice the proposed matters for consideration at the meeting and the date and venue of the meeting. Shareholders' general meetings may be convened after such notification has been published.

Article 66

Motions put forward at the general meeting shall be specific and shall relate to the matters to be considered at a shareholders' general meeting. Motions raised at a general meeting shall satisfy the following requirements:

(1)

It shall be free of conflicts with the provisions of laws, administrative regulations and Articles of Association, and fall into the business scope of the Company and the terms of reference of the shareholders' general meeting;

(2)	It shall have definite topics to discuss and specific matters to resolve;

(3)	It shall be submitted in writing or served to the convener.

Article 67

When the Company convenes a shareholders' annual general meeting, the board, the supervisory committee and the shareholder(s) independently or collectively holding more than 3% of the company's shares shall have the right to present proposals to the company.

A shareholder independently or collectively holding more than 3% of the company's shares may present extraordinary proposals and submit them in writing to the general meeting convener 10 days prior to the meeting; the convener shall send a supplementary notice of general meeting to announce such extraordinary proposals within 2 days after receiving them.

Except for the circumstances set forth in the foregoing provision, the convener shall not change the proposals stated in the general meeting notice or include any additional proposals after sending the general meeting notice.

Article 68

The matter to be discussed and decided at the shareholders' general meeting shall be in accordance with Company Laws and the Company's Articles of Association, and any stipulation of the Company's Articles of Association can be decided at the general meeting of shareholders.

General meetings shall not vote on or make decisions on matters not included in the notice set forth in Articles 65 and 67 herein, or on proposals inconsistent with the requirements of Article 66 herein.

Article 69

Notice of a shareholders' general meeting shall satisfy the following requirements:

(1)	It shall be in writing;

(2)	It shall specify the place, date and time of the meeting;

(3)	It shall state the matters to be considered at the meeting;

(4)	It shall provide such information and explanation as are necessary for the shareholders to make a judicious decision on the matters to be considered, this principle including but not limiting where a proposal is made to merger the Company with another, to repurchase shares of the Company, to reorganize the share capital, or to restructure the Company in any way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement (if any) , and the causes and effects must be properly explained.

(5)

It shall contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, manager or senior executive in the transaction proposed and the effect of the proposed transaction on such director, supervisor, manager or other senior executive in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class.

(6)	It shall contain the full text of any special resolution proposed to be passed at the meeting;

(7)

It shall contain conspicuously a statement that a shareholder entitled to attend and vote at the meeting shall be entitled to appoint one or more proxies to attend such meeting and to vote thereat instead of him and that a proxy need not be a shareholder;

(8)	It shall specify the time and place for lodging proxy forms for the relevant meeting.

Article 70

The notice of a shareholders' general meeting shall be sent to shareholders, regardless of whether a shareholder is entitled to vote at the meeting, by hand or by pre-paid post. The service address shall be the address on the register of shareholders. As for domestic shareholders, the notice of a shareholders' general meeting may be given in the form of public notice.

The public notice referred to in the above paragraph shall be published within 45 days to 50 days prior to the date of the meeting in a newspaper or several newspapers prescribed by the authorities of the State Council responsible for securities. Once published, all domestic shareholders shall be deemed to have received the relevant notice of the shareholders' general meeting.

Article 71

Any shareholder who is entitled to attend the shareholders' general meeting and to vote thereat shall be entitled to appoint one or more persons (whether a shareholder) as his proxy to attend and vote on his behalf. Such proxy or proxies shall exercise the following rights pursuant to the appointment made by the appointing shareholder:-

(1)	The same right as such shareholder to speak at the shareholders' general meeting;

(2)	Authority to demand or join in demanding a poll;

(3)

The right to vote by show of hands or on a poll provided that a proxy of a shareholder who has appointed more than one proxy may only vote on a poll, unless otherwise required by applicable securities listing rules or other securities laws and regulations.

Article 72

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal person, either under its seal or under the hand of a director or attorney duly authorised. Such written instrument shall specify the number of shares of the appointor as are represented by the proxy. If several proxies are appointed, the instrument shall specify the number of shares of the appointor as is represented by each proxy.

Article 73

The instrument appointing a proxy shall be deposited at the seat of the Company or such other place as is specified in the notice of meeting not less than 24 hours before the time appointed for the meeting at which the person named in the instrument proposes to vote or, 24 hours before the time appointed for taking of the poll. Where such instrument is signed by a person under a power of attorney or other authority on behalf of the appointor, that power of attorney or other authority shall be notarized. A notarially certified copy of that power of attorney or other authority together with the instrument appointing a proxy shall be deposited at the seat of the Company or such other place as is specified in the notice of the meeting.

If the appointor is a legal person, the legal representative or such person as is by the resolution of its Board of Directors or other governing body authorised to act as its representative may attend at the shareholders' general meeting of the Company.

Article 74

Any form issued to a shareholder by the Board of Directors for use by him for appointing a proxy shall be in such as to enable the shareholder, according to his intention, to instruct the proxy to vote in favour or against each resolution dealing with business to be transacted at the meeting. Such a form shall contain a statement that in default of such instructions, the proxy may vote as he thinks fit.

Article 75

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the principal or revocation of the proxy or power of authority or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company before the commencement of the meeting at which the proxy is used.

Article 76

For connected transactions to be considered at a shareholders' general meeting, connected shareholders shall abstain from voting on such connected transactions, and the number of shares they represent carrying voting rights shall not be counted into the valid quorum to vote; the public announcements of resolutions passed at the general meeting shall fully disclose the voting of non-connected shareholders on the transactions.

Article 77

"If a proxy attends the shareholders' general meeting on behalf of an individual shareholder, that proxy should produce his identification documentation and the instrument signed by the shareholder appointing the proxy. If the legal representative of a legal person corporate shareholder appoints a proxy to attend the meeting, that proxy should produce his identification documentation and the instrument signed by the relevant legal representative appointing the proxy. If a legal person corporate shareholder appoints a proxy as is authorised by the decision of its Board of Directors or other equivalent governing body to attend the meeting on the shareholder's behalf, the proxy should produce his identification documentation and the power of attorney or letter of authorisation, issued by the relevant Board of Directors or governing body, bearing the seal of the relevant legal person shareholder. All relevant letters of appointment shall specific the date when it is issued."

Article 78

The Board of Directors, independent directors and certain qualifying shareholders (as determined under the criteria made by relevant regulatory authorities from time to time) of the Company may canvass the Company's shareholders for votes at shareholders' general meetings. Public canvass for votes shall be made in accordance with regulations of relevant regulatory authorities and the stock exchange on which the shares of the Company are listed.

Article 79

Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

Ordinary resolution of a shareholders' general meeting shall be passed by more than one-half of the voting rights held by the shareholders (including proxies) present at the meeting.

Special resolution of a shareholders' general meeting shall be passed by more than two-thirds of the voting rights held by the shareholders (including proxies) present at the meeting.

Shareholders (including proxies) present at the shareholder's general meeting shall specifically vote clearly for or against each resolution proposed to be passed at that meeting. Any abstained vote or waiver to vote shall be disregarded by the Company as voting rights for the purpose of calculating voting results of that resolution.

Article 80

For the purpose of voting at the shareholders' general meeting, a shareholder (including proxy) shall exercise voting rights in accordance with the number of shares carrying voting rights represented by him. Each share shall have one vote save for election of directors where a cumulative voting method is adopted as provided in Article 106 hereof. The Company's shares held by itself carry no voting right and shall not be included in the total shares with voting shares at general meetings.

Where any shareholder is, under the listing rules of the securities exchange(s) on which the Company's shares are listed and the relevant rules and regulations as are applicable from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution at any general meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 81

Unless a poll be demanded by the following person before or after the voting by show of hands, or subject to the rules prescribed by any relevant exchange from time to time or any relevant laws, rules or regulations states otherwise, a resolution put to the vote at general meeting shall be decided on a show of hands :

(1)	The chairman of the meeting; or

(2)	At least two members present in person or by proxy having the right to vote on the resolution; or

(3)	A member or members present in person or by proxy holding, singly or in aggregate, 10 per cent. or more shares conferring the right to attend and vote at the meeting.

Unless a poll is duly demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or lost and an entry to that effect in the minutes book shall be the conclusive evidence of the fact without any proof of the number or proportion of the votes recorded in favour of or against the resolution.

A demand for a poll may be withdrawn by the person making such demand.

Article 82

A poll demanded on the election of a chairman or on a question of adjournment of the meeting shall be taken forthwith, a poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The meeting may proceed to the discussion of other items. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Article 83

On a poll, a member (including proxy) entitled to two or more votes need not exercise all his voting rights in favour of or against a resolution.

Article 84

In case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote.

Article 85

The following matters shall require sanction of an ordinary resolution at a shareholders' general meeting:-

(1)	The working reports of the Board of Directors and the supervisory committee;

(2)	Plan for distribution of profits and plans for making up losses prepared by the Board of Directors;

(3)	The appointment and removal of the members of the Board of Directors and the supervisory committee and their remuneration and method of payment;

(4)	Annual financial budgets and statements of final accounts, balance sheets, profit statements and other financial statements of the Company;

(5)	The appointment, removal or retirement of the accounting firm;

(6)	Matters not otherwise required by the laws, administrative regulations or the Articles of Association to be passed by special resolutions.

Article 86

The following matters shall require the sanction of a special resolution at shareholders' general meetings:

(1)	The increase in and reduction of the share capital of the Company, and the issue of any class of shares, warrants or other similar securities;

(2)	The issue of bonds of the Company;

(3)	The division, merger, dissolution and liquidation of the Company and major acquisitions and disposals;

(4)	Amendments to the Articles of Association;

(5)	Revision of any rights of class shareholders;

(6)	The Company's purchase, dispose of major asset or provision of guarantee within one year that exceeds 30% of its latest audited total assets;

(7)

Any other matters set forth by laws, administrative regulations or the Articles of Association and approved by general meetings by way of an ordinary resolution to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Article 87

Any resolution adopted at a shareholders' general meeting shall comply with the relevant provisions of the laws in PRC, administrative regulations and the Articles of Association.

Article 88

In the event that independent directors, the supervisory committee, or shareholders independently or collectively holding more than 10% of the company's shares request to convene an extraordinary shareholders' meeting, the following procedures shall be followed:

(1)

Sign one or several written requests identical in form and content asking for the Board of Directors to convene an extraordinary general meeting or a general meeting of certain class of shareholders and clarifying the agenda of the meeting. Within 10 days after receiving the written request, the board shall give written reply with regard to agree or disagree to convene the extraordinary general meeting.

(2)

When the board agrees to convene the extraordinary general meeting, it shall send notice of the meeting within 5 days after making the board resolution thereupon, and the changes to the original proposal as stated in the notice shall be subject to consent of the original proposer.

(3)	When the board disagrees to convene the extraordinary general meeting requisitioned by independent directors, it shall give reasons and make an announcement thereof.

(4)

When the board rejects the supervisory committee's request for convening an extraordinary general meeting or fails to make a reply within 10 days after receiving the proposal will be deemed as its inability to perform or non-performance of the duty to convene general meetings, in which case the supervisory committee may independently convene and chair the meeting and wherever possible, the convening procedure shall be the same as the procedure observed by the board when calling in general meetings.

(5)

When the Board rejects shareholders' proposal for convening an extraordinary general meeting, the shareholders shall propose in writing to the supervisory committee to request the holding of the meeting.

If the supervisory committee agrees to hold the meeting, it shall send the general meeting notice within 5 days after receiving the shareholders' proposal, and the changes to the original proposal as included in the notice shall be subject to consent of the original proposer.

If the supervisory committee fails to send the notice within the specified time limit, it will be deemed as failing to convene and chair the meeting, in which case shareholders may independently call in and host the meeting (the shareholders convening the meeting shall hold not less than 10% of the company's shares before announcement of the resolution on holding of the general meeting. Wherever possible, the convening procedure shall be the same as that observed by the board when calling in general meetings.

In the event that the supervisory committee or the shareholders independently convene and proceed with a general meeting on their own as per the foregoing provisions, they shall notify the Board in writing and file with the authority in charge according to applicable requirements. The Board and Board Secretary shall collaborate with the general meeting and the Board shall provide the Shareholders' Register. All reasonable expenses incurred by the meeting shall be born by the Company and deducted from the money payable by the Company to the defaulting directors.

Article 89

General meetings shall be chaired by Chairman of the Board, or by Vice Chairman of the Board when Chairman is unable to perform his duties or fails to perform his duties and attend the meetings, or by a director jointly elected by majority of directors when Vice Chairman is unable or fails to perform his duties.

A general meeting independently convened by the supervisory committee shall be hosted by chairman of the committee, or by vice chairman of the committee when chairman is unable to perform his duties or fails to perform his duties and attend the meeting, or by a member of the committee jointly elected by majority of all members of the committee when vice chairman is unable or fails to perform his duties.

A general meeting independently convened by shareholders shall be chaired by the representative elected by the convening shareholders.

When a general meeting becomes unable to further proceed due to the chairman's violation of the rules of proceeding, the meeting may elect a person to act as its chairman and continue if so agreed by majority of the attending shareholders with voting power.

Article 90

The chairman of the meeting shall be responsible for determining whether a resolution of the shareholders' general meeting is passed or not and his decision shall be final and conclusive and the same shall be announced at such meeting and recorded in the minutes book. The Company shall announce the resolutions of shareholders' general meeting in accordance with applicable laws and relevant requirements of the stock exchange on which the shares of the Company are listed.

Article 91

If the chairman of the meeting has any doubt as the result of a resolution put to the vote at the meeting, he may take a poll vote. If the chairman of the meeting fails to take a poll vote any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may demand a poll vote immediately after the declaration of the result, and the chairman shall take a poll vote forthwith.

Article 92

The minutes of the shareholders' general meeting shall be kept by the secretary and signed by the attending directors, supervisory committee members, board secretary, the meeting convener or his representative and the meeting chairman.

The resolution(s) adopted by the shareholders' general meeting shall be seen as the summary of the meeting. Both the minutes and the summary of the shareholders' general meeting shall be written in Chinese. The minutes of the meeting accompanied by the book of signatures by the participating shareholders and the powers of attorney of attending representatives etc. shall be kept at the residence of the company for a period of not less than 10 years.

Article 93

A shareholder shall be entitled to inspect copies of minutes of any meeting free of charge during the business hours of the Company. If the shareholder demands from the Company a copy of such minutes, the Company shall send him the copy within seven days after having received reasonable charges.

Chapter 9	Special Procedures for the Voting of Class Shareholders

Article 94

Shareholders of different classes of shares shall be classified as class shareholders.

Class shareholders shall have rights and shall undertake obligations pursuant to the provisions of the laws, administrative regulations and the Articles of Association.

Article 95

The rights attached to any class of shares may be varied or abrogated only with the sanction of a special resolution passed at the shareholders' general meeting and by holders of shares of the affected class passed at a separate general meeting of the holders of shares of the class convened in accordance with Article 97 to Article 101 respectively.

Article 96

The following shall be considered as a variation or abrogation of the rights of class shareholders:-

(1)

to Increase or reduce the number of shares in that class or to increase or reduce the number of shares in a class of shares which have rights on voting, distribution or other privileges equal or superior to that class of shares;

(2)

to exchange all or a portion of shares of that class for shares of another class, or to exchange all or a portion of the shares of another class for shares of that class or to grant the rights to exchange the same;

(3)	to cancel or reduce the rights to claiming all the accrued dividends or cumulative dividends of shares of that class;

(4)	to reduce or cancel the preferential rights of that class to claim the dividends or the distribution of assets upon the liquidation of the Company;

(5)	to increase, cancel or reduce the rights to conversion of shares, options, voting rights, rights of transfer, preemptive rights and the rights to acquire the securities of the Company of that class;

(6)	to cancel or reduce the rights to receive the monies payable by the Company in a particular currency of that class;

(7)	to create a new class of shares which have the rights to vote, distribution and other privileges equal or superior to that class of shares;

(8)	to restrict or to impose more restrictions on the transfer or ownership of that class of shares;

(9)	to issue options or rights on subscription for or conversion of shares into that class or another class of shares;

(10)	to increase the rights and privileges of another class of shares;

(11)	to re-structure the Company in such a way that different class shareholders will undertake disproportionate obligations under the proposed restructuring;

(12)	to vary or abrogate the provisions of in this Chapter 9.

Article 97

The class shareholders so affected whether or not otherwise have voting rights at a shareholders' general meeting, shall be entitled to vote at the class meeting involving matters provided in paragraphs (2) to (8) and (11) to (12) of Article 96, provided that any interested shareholders shall not be entitled to vote at that class meeting.

The meaning of an interested shareholder as referred to in the preceding paragraph shall be as follows:

(1)

Where the Company has made a repurchase offer to all shareholders in the same proportion in accordance with the provisions of Article 30 of the Articles of Association or repurchases its shares on a stock exchange through open transactions, "interested shareholder" shall mean the controlling shareholder as defined in Article 57 of the Articles of Association;

(2)

Where the Company repurchases its shares by way of an agreement otherwise than on a stock exchange in accordance with the provisions of Article 30 of the Articles of Association, "interested shareholder" shall mean the shareholder to which the agreement relates;

(3)

In the case of a restructuring of the Company, "interested shareholder" shall mean a shareholder who undertakes obligations by a lower proportion than that of other shareholders of the same class, or a shareholder who holds interests different from those held by other shareholders of the same class.

Article 98

Resolution of a class meeting shall be passed by two-thirds or more of the shares with voting rights held by the class shareholders who, according to Article 97 are entitled to vote at that class meeting.

Where any shareholder is, under the listing rules of the stock exchange on which the shares of the Company are listed and the relevant rules and regulations as are applicable from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution at any general meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

Article 99

The Company shall, 45 days before the date of class meeting of shareholders (including the date of meeting) , send written notice of the class meeting and inform all registered shareholders of that class of the matters to be considered at the class meeting and the date and venue of the class meeting. Those shareholders of the class who intend to attend shall send the written reply to the Company 20 days before the class meeting.

"If the number of voting shares represented by shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; otherwise, the Company shall within five days notify the shareholders, again by way of public announcement, of the matters to be considered at, and the place and date for, the meeting. The Company may then proceed to hold the meeting, provided always that the quorum for any separate class meeting (other than an adjourned meeting) to consider a variation of the rights of any class of the Company's shares shall be the holders of at least one-third of the issued shares of the class concerned."

Article 100

The notice of a class meeting shall only be given to the shareholders who are entitled to vote at such meeting only.

The proceedings of a class meeting shall be as nearly as possible as that of a shareholders' general meeting. The provisions in the Articles of Association relating to the proceedings of a shareholders' general meeting shall apply to the class meeting.

Article 101

In addition to holders of other classes of shares, domestic shareholders and shareholders of overseas listed foreign shares shall be deemed to be different classes of shareholders.

The special procedures for voting of class shareholders shall not apply to the following circumstances:-

(1)

Where, upon approval by a special resolution passed at a shareholders general meeting, the Company issues domestic shares and overseas listed foreign shares either separately or concurrently once every twelve months, and the total amount of the domestic shares and overseas listed foreign shares so issued do not exceed 20 per cent. of their total issued amount respectively; or

(2)

Where the Company plans to issue domestic shares and overseas listed foreign shares on establishment, to be implemented within fifteen months from the date of approval by the State Council Securities Commission.

Chapter10	Board of Directors

Article 102

There shall be a Board of Directors comprising nine members. External directors (being directors not internally employed by the Company, such term having the same meaning as hereinafter appearing) shall account for more than one-half in number of members of the Board of Directors, of which there shall be one-third or more independent (non-executive) directors (being a director independent from the shareholders of the Company and not internally employed by the Company, such term having the same meaning as hereinafter appearing) .

The Board of Directors shall have one chairman to manage the affairs authorised by the Board of Directors.

"The Board of Directors shall, as and when considered necessary under the circumstances, establish professional committees such as strategic and development, audit, remuneration and nomination committees. The Audit Committee shall consist only of independent Directors, at least one of whom is an independent Director with accounting professional qualifications. The majority of the Remuneration and Nomination Committee members shall be independent Directors."

Article 103

"Directors are natural persons who are not required to hold any qualifying shares in the Company."

Article 104

Directors shall be elected at a shareholders' general meeting, for a term of three years (from the election date to the date on which the new Board of Directors is elected by general meeting) . At the expiry of a director's term of office, the term is renewable upon re-election, but any Independent Director cannot keep the position continually for over six years.

The List of Director Nominees shall be sent as a motion to the shareholders' general meeting for resolution. The nominee for a Director other than Independent Director shall be named by the Board of Directors, Supervisory Committee and a shareholder holding individually or more shareholders holding collectively more than 3% of the total shares with voting rights. The nominated director will be elected by shareholders in general meetings.

The minimum length of the period, during which written notice to the Company of the intention to propose a person for election as a Director and during which notice to the Company by such person of his willingness to be elected may be given, shall be at least seven days. The period for lodgment of such notices mentioned above will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

The number of persons to be elected as Directors for each term shall not be less than that as is stipulated under Article 102 of the Articles of Association, and shall not be more than the maximum number of Directors as is determined by way of an ordinary resolution at the shareholders' general meeting. In the event that the number of persons who are approved at the shareholders' general meeting to be elected as Directors exceeds the proposed maximum number, up to the proposed maximum number of the Directors shall be elected in accordance with and in the sequence of the number of votes each of such persons acquired.

External directors shall have sufficient time and the necessary knowledge and skills in order to be capable of performing their duties. In performing his duties by an external director, the Company shall provide all the necessary information. Among other things, independent (non-executive) directors may report directly to the shareholders' general meeting, the securities supervisory and regulatory body of the State Council and to other relevant departments.

The executive Directors shall take charge of such matters as are authorised by the Board of Directors."

Article 105

"The following procedures shall have been carried out prior to the election of any non-independent Director:

(1)

The party nominating any non-independent Director candidate shall have obtained the nominee's consent prior to the nomination, be fully aware of such particulars of the nominee as his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently, and shall be responsible for providing to the Company written materials pertaining to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a Director upon being elected.

(2)

If the nomination of the non-independent director candidate occurs before the meeting of the Board of Directors of the Company, and if the applicable law, administrative regulations and/or related regulations concerning the listing have regulations concerning the above-mentioned nomination, the materials in written form concerning the nominee's information as mentioned in Clause (1) of this Article shall be announced together with the resolution of the Board of Directors in accordance with such regulations.

(3)

If a temporary proposal for the election of the non-independent director is put forward by the shareholder(s) , either individually or collectively, holding over 3% of the total shares of the Company, which have the right to vote, the below documents shall be submitted to the Company 10 days before the general meeting: the circular in written form concerning the nominated director candidate's intention and the nominee's consent of the nomination, and the written materials of the nominee's information and the nominee's guarantee as mentioned in Clause (1) of this Article. This kind of circular shall be announced neither earlier than the day after the proclamation of the circular concerning the holding the meeting for the election of the director, nor later than the 7th day after the meeting circular.

Article 106

If the controlling interest of the Company's controlling shareholder reaches more than 30 per cent., when the shareholders' general meeting votes on a motion to elect a director, cumulative voting shall be used, i.e., when more than two directors are being elected at a general meeting of the shareholders, each of the shares held by the shareholders participating in the vote shall carry voting rights equal in number to the number of director candidates; a shareholder may cast all of his votes for one candidate or may split his votes and cast them for more than one candidate.

Article 107

The chairman and vice-chairman of the Board of Directors shall be elected or removed by more than one half of all the Directors. The term of office of the chairman and vice chairman of the Board of Directors shall be 3 years, renewable upon re-election and reappointment

Article 108

The Board of Directors shall be responsible to the shareholders' general meeting and shall have the following powers and duties:

(1)	Be responsible for convening shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2)	Implement resolutions of the shareholders' general meeting;

(3)	Determine the business plans and investment proposals of the Company;

(4)	Prepare the annual financial budgets and final accounts of the Company;

(5)	Decide the annual loan arrangements and financing plans of the Company;

(6)	Prepare plans for profit distribution and plans for making up losses for the Company;

(7)	Develop the debt and financial policy of the Company, the plans concerning the increase or decrease of the registered capital of the Company, issuance of the debentures, other securities.;

(8)	Formulate proposals for major acquisitions or disposals and for the merger, division and termination of the Company;

(9)	Determine other external guarantee matters subject to approval of general meeting according to laws, administrative regulations and the Articles of Association of the company;

(10)

Determine the company's external investment, acquisition/sale of assets, asset mortgage, delegated financial management and related transactions within the terms of reference authorized by general meeting.;

(11)	Decide on the internal management structure of the Company;

- 164 -

(12)

Appoint or dismiss the General Manager of the Company, based on the General Manager's nomination and recommendation, appoint or dismiss the Senior Deputy Manager, the Vice General Manager, the Chief Financial Officer, the Secretary of the Board of Directors, and decide their remunerations;

Appoint or change the members of the Board of Directors and the members of the Board of Supervisors of the wholly-owned subsidiaries of the Company, and appoint, change or recommend the shareholders' representatives, the directors and the supervisors of the jointly-owned subsidiaries of the Company;

(13) Determine the branch structure of the Company

(14)	Formulate proposals for amendments of the Articles of Association;

(15)	Set up the basic management systems of the Company

(16)

Decide all important and administrative issues, and sign all the important agreements except for issues to be decided by the shareholders' general meetings as regulated by the Companies Law and this Articles of Association; and

(17)	Exercise other functions and powers authorized by the shareholders' general meeting and this Articles of Association.

Except that issues stated in Clause (7), (8), (9) and (14) shall be passed by two thirds of the directors, all above-mentioned issues shall be passed by over half of the directors.

A director related to an enterprise concerned in matters subject to resolution at a board meeting shall neither exercise his own voting power on the resolution nor vote on it on behalf of any other director. The board meeting may proceed when majority of unrelated directors are present, the resolutions of the meeting shall be subject to endorsement of majority of unrelated directors, and the matters requiring votes of more than two thirds of all directors shall be subject to approval of more than two thirds of all unrelated directors. When there are less than three unrelated directors attending the board meeting, the matter shall be submitted to a general meeting for discussion.

Validity of a resolution of the Board of Directors on connected transactions of the Company shall be conditional upon signatures of independent (non-executive) directors.

Article 109

Chairman may excise certain powers of the Board of Directors within its authorisation during the intermission of the Board meetings. Such authorisation shall be clear and specific.

Article 110

If the Board of Directors proposes to dispose of the Company's fixed assets, where the aggregate of the amount or value of the consideration for the proposed disposal and where any fixed assets of the Company have been disposed of in the period of 4 months immediately preceding the proposed disposal, the amount or value of the consideration for any such disposal in that period exceeds 33 per cent of the value of the fixed assets as shown in the latest balance sheet laid before the Company in shareholders' general meeting held, the Board of Directors shall not dispose of or agree to dispose of the said fixed assets without the prior approval of the shareholders' general meeting.

The proposed disposal of fixed assets referred to in this article shall include the acts of transferring certain interests in that assets but exclude the acts of charging that fixed assets by way of security.

The validity of the transaction on the disposal of fixed assets by the Company shall not be affected by the breach of the first paragraph of this article.

Article 111

The Board of Directors is entitled to make decisions on any investment (including venture investment projects) or acquisition, the value of which is less than 25% of the latest available audited total asset value (or the total market value) of the Company. The Board of Directors shall invite experts and professionals concerned to evaluate the investments or acquisition projects that exceed its approval limits, and report to the shareholders' general meeting for approval.

When the Board of Directors makes decisions in the respect of market development, merger and acquisition, and investment in a new field, it shall appoint external consultants and agencies for professional opinions, which shall serve as the key reference for the decision making of the Board of Directors concerning projects of any investment, merger or acquisition, the value of which exceeds 10% of the total assets of the Company.

Article 112

The chairman shall have the following powers and duties:

(1)	Preside over the shareholders' general meeting and to convene and preside over the meeting of the Board of Directors;

(2)	Organize to execute the duties of the Board of Directors and examine the implementation of the resolutions of the Board of Directors;

(3)	Sign the securities issued by the Company;

(4)	Other powers conferred by the Board of Directors.

Vice Chairman of the Board shall assist the Board Chairman and perform duties on behalf of the Board Chairman when he is unable or fails to do so by himself; or a director jointly elected by majority of directors shall perform the duties when Vice Chairman is unable or fails to do so.

Article 113

The board meeting shall be held at least 4 times per year and convened by the Board Chairman. All directors and supervisory committee members shall be informed of the board meeting 14 days before the meeting.

The Board Chairman shall convene the temporary board meeting within 10 days of below cases regardless of the foregoing meeting notification time limits:

(1)	Proposed by shareholders representing more than 10% of votes;

(2)	If jointly proposed by one-third or more of directors;

(3)	if jointly proposed by one half of independent directors;

(4)	if proposed by the supervisory committee;

(5)	if proposed by the manager;

Meeting of the Board of Directors shall in principle be held at the seat of the Company.

The language used at the meeting of the Board of Directors shall be Chinese. Where necessary, interpreters may also attend the meeting to provide simultaneous interpretation service between Chinese and English languages.

[External directors of the Company shall regularly meet other directors on the occasion of absence of the management to keep informed of the operation of the Company]

Article 114

Notice of the meeting of the Board of Directors shall be served in the following manner:

(1)	Where the time and place of regular meeting of the Board of Directors have been fixed by the Board of Directors in advance, no notice shall be served.

(2)

If the Board of Directors has not decided the time and the venue of the board meetings, the Board Chairman shall advise all directors and supervisory committee members at least 14 days prior to the meeting about the time and the venue of the meeting via telefax, telegraph, facsimile, courier, registered post, or specifically designated persons, whereas in cases described otherwise by Article 113 of this Chapter, the above-mentioned regulation is not applicable.

(3)

The notice shall be in Chinese and, if necessary, an English version of the same shall be enclosed therein and the notice shall include agenda of the meeting. Any director may waive the right to receive notice of the meeting of the Board of Directors.

Article 115

All such major and important matters which require the approval of the Board of Directors shall be notified to all executive directors and external directors within the prescribed time limit under Article 114, sufficient information shall be supplied and the stipulated requirements in relation to the conduct of such procedures shall be strictly adhered to. Directors may request the provision of supplemental materials. When more than one-fourth of directors or more than two external directors are of the view that the materials are not sufficient or the submission is inaccurate, they may propose to postpone the meeting of the Board of Directors or to postpone the discussion of certain matters in the meeting of the Board of Directors, the Board of Directors shall so adopt.

A director shall be deemed to have received the notice of meeting if he is present at the meeting and does not raise the issue of the non-receipt of such notice prior to or at the time of his arrival at the meeting.

The regular meeting or interim meeting of the Board of Directors may be held by conference telephone or similar communication device. So long as all the directors participating at the meeting can clearly hear and communicate with each other, all such directors at the meeting shall be deemed to be present in person at the meeting.

Article 116

The quorum of the meeting of the Board of Directors shall be more than one-half of the directors (including those directors who have been appointed in writing by other directors to attend the meeting on their behalf under Article 117 of the Articles of Association). Each director shall have one vote. Resolutions of the meeting of the Board of Directors shall be passed by a simple majority of all the directors. In case of an equality of votes, the chairman shall have a second vote.

Article 117

The directors shall be present in person at the board meeting. In case that a director cannot be present at the meeting, he shall give a written authorization asking another director to be present on his behalf at the meeting. The written authorization shall indicate clearly the name, matter, authority of the authorized agent and the validity term of the authorization.

A director who fails in attendance for continuous two times and appoint no other director for attendance to meeting of the Board of Directors shall be deemed as ineligible and proposed by the Board of Directors to the shareholders' general meeting for removal.

The director attending a meeting on other's behalf shall exercise the rights of the director who appoints him or within the scope of the authorization. If a director is unable to attend a meeting of the Board of Directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at such meeting.

The expenses incurred by the directors in attending a meeting of the Board of Directors shall be borne by the Company. These expenses include transportation fees between the location of the director and the place of meeting and charges for accommodation and meals during the period of the meeting of the Board of Directors. Miscellaneous expenses such as rental of the venue of the meeting and local transportation fees shall also be borne by the Company.

Article 118

The Board of Directors may accept resolutions in writing in lieu of convening a meeting of the Board of Directors. However, the draft of such resolutions shall be sent to every director by hand or by post, telex, facsimile or email. A resolution shall be a director's resolution without convening a meeting of the Board of Directors if it has been sent to all directors by the Board of Directors and approved and signed by the requisite number of directors to pass the resolution and sent back to the Secretary by one of the aforesaid means.

Article 119

The Board meeting shall be recorded in Chinese and minutes shall be kept of all resolutions passed at the meetings and at non-convened Board meetings. Any Director present at a meeting is entitled to ask the Board meeting to write explanatory notes for his speeches delivered at the meeting. The independent non-executive Directors' opinions shall be clearly stated in the resolution of the relevant Board meeting. The minutes of each Board meeting shall be given to all Directors as soon as possible for their review. The Directors who want to make adjustments or supplements to the minutes shall submit their written reports concerning their revision opinions to the chairman of the Board within one week of their receipt of the minutes. After the minutes are finalized, each

Director present at the Board meeting and the recorder of the minutes shall sign the minutes. The minutes of the Board meetings shall be kept at the registered address of the Company, and a copy of shall be delivered as soon as possible to each Director. The meeting minutes shall be kept for not less than 10 years.

The directors shall be responsible for the resolutions passed at the meetings of the BoardAny director who participates in a resolution in violation of any laws, administrative regulations or the provisions of the Articles of Association which causes material damages to the Company shall be liable for the compensation incurred by the Company as a result. A director who votes against the resolution and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting is exempted from such liability.

Article 120

Any written resolution without execution by directors in accordance with legal procedures, even agreed by each director by otherwise means, shall not come into legal force as a resolution of the Board.

The directors who have voted for a resolution of the board meeting that are in breach of laws, administrative regulations, the Articles of Association and general meeting resolutions of the company shall be directly liable of it; the directors who are proven to have voted against such resolution during the voting and whose dissents have been recorded in the cahier of the board meeting can be exempted from liabilities; the directors who have given up his vote, or who have been absent at the meeting and have not authorized another person to be present on his behalf at the meeting shall not be exempted from liabilities; and the directors who have clearly expressed his dissent during the discussion but have not voted against the resolution shall not be exempted from liabilities.

Article 121

Subject to compliance with all relevant laws and administrative regulations, the shareholders' general meeting may by ordinary resolution remove any director before the expiry of his term of office. However, the director's right to claim for damages which arise out from his removal shall not be affected thereby.

Article 122

A director may resign before his term of office expires. The director who wants to resign shall submit a written resignation report to the Board of Directors. The independent director who wants to resign shall also explain issues related to his resignation or to the issues that he regards as necessary for shareholders and creditors of the Company to pay attention.

If a director's resignation results in the existing number of members of the Board of Directors to be less than the minimum quorum of the Board of Directors, the director's resignation report shall not come into effect until the vacancy resulted from his resignation is filled by his successor. Other directors of the Board of Directors shall hold a shareholder's general meeting to elect a new director at soonest. Before the shareholders' general meeting makes its resolution, the functions and the powers of the director who wants to resign and other members of the Board of Directors shall be reasonably restricted.

When an independent director has resigned and consequently caused the number of independent directors or board members falls below the quorum or the number required by the Articles of Association, the resigning independent director shall continue to perform his duties according to laws, administrative regulations and the Articles of Association until and before the replacing independent director assumes the office. The Board shall convene a general meeting to appoint a replacing independent director within two months and if it fails to do so, the resigning independent director may stop performing his duties.

Except for the above circumstance, a director's resignation shall take effect from the time when the resignation report arrives at the Board.

Chapter11	Independent Directors

Article 123

Independent directors shall faithfully perform their duties, protect the company's interests and particularly protect the legal rights and interests of public shareholders of the company.

Independent directors shall perform their duties independently without being affected by the company's majority shareholders, actual controller or the institutions or individuals interested in the company's majority shareholders or actual controller.

Article 124
- 169 -

An independent director candidate of the Company shall be nominated by the Board of Directors, the supervisory committee, or shareholder(s) individually or jointly holding more than 1 per cent of the total shares carrying the voting right, and shall be elected at shareholders' general meetings of the Company.

(1)

The party nominating any independent director candidate shall have obtained the nominee's consent prior to the nomination, be fully aware of such particulars of the nominee as his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently, and shall be responsible for providing to the Company written materials pertaining to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a director upon being elected.

(2)

The party nominating any independent director shall give his opinions as to the nominee's qualification and independency as an independent director. If required under any applicable laws, rules and regulations and/or the applicable listing rules, the nominee shall make a public announcement in accordance with such regulations stating that there exists no relationship between the Company and him that affects his independent and objective judgment.

(3)

If the nomination of any independent director candidate occurs before the meeting of the Board of Directors, the written materials pertaining to the particulars of the nominee described in the first paragraph of this Article shall, if required under applicable laws, rules and regulations and/or relevant listing rules and in accordance with such requirements, be announced together with the resolution of the Board of Directors.

(4)

If a temporary proposal for the election of the independent director is put forward by the shareholder(s) , either individually or jointly, holding over 3% of the total shares of the Company, which have the right to vote, the below documents shall be submitted to the Company 16 days before the general meeting: the circular in written form concerning the nominated director candidate's intention and the nominee's consent of the nomination, and the written materials of the nominee's information and the nominee's guarantee as mentioned in Clause (1) and Clause (2) of this Article.

(5)

Before the shareholders' general meeting for the election of the independent director, if the applicable laws, rules and regulations and/or the applicable listing rules have related regulations, the Company shall submit the related materials concerning the nominee to the securities authorities under the leadership of the State Council and/or its dispatched institution and the stock exchange where the stock of the Company is listed. If the Board of Directors dissents from the nominee's information, it shall submit its written opinions to the related authorities. The nominee on whom the securities authorities under the leadership of the State Council do not agree shall not be considered independent director candidate. When the shareholders' general meeting is held for the election of the independent director, the Board of Directors of the Company shall explain whether the securities authorities under the leadership of the State Council dissent from the nominee.

Article 125

The independent director shall meet the following basic requirements:

(1)	He shall be qualified to take the position of an independent director in accordance with the law, administrative rules and regulations and other relevant regulations;

(2)	He shall be independent as is required by applicable laws, administrative rules and regulations, organizational rules and regulations, and the relevant listing rules;

(3)

He shall have basic knowledge of the operation of a listed company, and has acquaintance with relevant laws, administrative rules, regulations and guidelines and principles (including but not restricted to accounting principles);

(4)	He shall have more than 5 years' legal or economic work experience or other work experience necessary for the discharge of the functions of an independent director; and

(5)	He shall meet other conditions provided for under the Articles of Association.

Article 126

The independent director shall be independent. In addition to such requirements as provided for under any applicable laws, rules and regulations and the relevant listing rules, the following persons shall not be the Company's independent directors:

(1)

Staff of the Company or its affiliated companies, their lineal relatives or persons who have a major social relationship with any of them (lineal relatives referring to persons being spouse, parents and children; and a major social relationship being relationship of brothers and sisters, parents-in-law, children-in-law, spouse of brothers and sisters, and the spouse's brothers and sisters etc.) ;

(2)

Any natural person who directly or indirectly holds more than 1 per cent of the shares issued by the Company, or any natural person shareholder who is among the 10 largest shareholders of the Company, and their respective lineal relatives;

(3)

Any employee of any organizational or corporate shareholder that directly or indirectly holds more than 5 per cent of the shares issued by the Company, or any employee of any of the 5 largest organizational or corporate shareholders of the Company, and their respective lineal relatives;

(4)	Any person who was a person mentioned in any of the above-mentioned three categories during the last one year;

(5)	Any person who provides financial, legal or advisory services to the Company or to its affiliated companies; and

(6)	Any person who has been determined as being not fit and proper to serve as an independent director by the securities regulatory authority of the State Council.

Article 127

The Board of Directors shall apply to the shareholders' general meeting to dismiss or replace the independent director who has not been present at the board meeting in person in succession. Except for the foregoing circumstances or other circumstances preventing a person from the office of director as set forth in laws, administrative regulations and the Articles of Association, independent directors shall not be dismissed until the expiry of their term of office without reason. The Company shall announce the dismissal before the due date as special issue, while the independent director who believes his dismissal unreasonable may make a public announcement.

Article 128

In addition to the functions and powers stipulated by the Company Law of the People's Republic of China, other applicable laws, administrative rules and regulations and the Articles of Association, the independent directors shall have the following specific functions and powers:

(1)

In respect of significant connected transactions that shall be considered at the shareholders' general meeting as required by the law, rules and regulations and applicable listing rules, and in respect of appointment and dismissal of the Company's accounting firm (if required under applicable laws, rules and regulations and/or applicable listing rules) , the relevant requirements shall be observed; and if half of the independent directors approve of the relevant matters, such matters shall be put forward to the Board of Directors for discussion. The resolution of the Board of

Directors in respect of connected transactions shall not become effective until each independent director has signed the relevant resolution. Before any independent director arrives at his decision, he may employ agency firms to provide an independent financial advisory advice as the basis of his decision;

(2)	The independent directors shall propose to the Board of Directors in respect of proposals to retain or dismiss an accounting firm;

(3)	The independent directors may request the Board of Directors to convene extraordinary shareholders' general meetings;

(4)	The independent directors shall propose to convene Board meetings;

(5)	The independent directors shall retain external independent auditors and consulting advisors;

(6)	The independent directors may publicly canvass for votes from shareholders prior to shareholders' general meetings; and

(7)	The independent directors may directly report to the shareholders' general meeting, the securities regulatory authority of the State Council, and other relevant regulatory authorities.

An independent director exercising authority described in Clauses (2) , (3) , (4) , (6) and (7) under the present article shall obtain prior consent of more than half of all independent directors, and of all independent directors when the authority concerned in Clause (5) is concerned.

When independent directors engage external auditors and consultants to provide auditing of and advice on the company's specific matters, the company shall bear the costs and expenses incurred therefrom.

Article 129

In addition to exercising the above-mentioned functions and powers, the independent directors shall also provide independent opinions to the Board of Directors or the shareholders' general meetings concerning the following issues:

(1)	Nomination, appointment and dismissal of directors;

(2)	Appointment or dismissal of any member of the Company's senior management;

(3)	Remuneration of directors and members of the Company's senior management;

(4)	Issues that the independent directors consider possible to impair on the rights and interests of minority shareholders;

(5)	Important capital transfers between the Company and the shareholders or between the Company and its affiliated enterprises;

(6)	Preliminary distribution plan of the cash profit that the Board of Directors has not made; and

(7)	Other issues regulated by applicable laws, rules and regulations and the Articles of Association.

Each of the independent directors shall provide his comments to the above issues by way of: either agreeing to the relevant proposal; reserving his opinion with reasons; objecting to the relevant proposal with reasons; or expressing his view as not being able to provide his comments by demonstrating the difficulties that he encounters or foresees.

Article 130

Independent directors shall attend board meetings punctually, understand the company's production and operation developments, and initiatively investigate and obtain necessary information and materials for decision making. Independent directors shall submit annual report of all independent directors to general meeting of the Company accounting for the performance of their functions and responsibilities.

Article 131

The company shall establish the working system of independent directors and the board secretary shall actively assist independent directors in performing their duties. The company shall ensure that independent directors enjoy the same information access as other directors, provide relevant information and materials to independent directors in a timely manner, regularly inform the company's business results to them, and organize field visits for them when necessary.

Chapter 12	Secretary of the Board of Directors of the Company

Article 132

The Company shall have one secretary of the Board of Directors. The Secretary is a senior executive of the Company.

Article 133

The Secretary shall be a natural person who has the requisite professional knowledge and experience. The Secretary shall be appointed by the Board of Directors.

The primary tasks of the Secretary of the Board include:

(1)

to assist the directors in the day-to-day work of the Board of Directors; continuously provide the directors with, remind the directors of and ensure that the directors understand the laws, regulations, policies and requirements of the domestic and foreign regulatory authorities concerning operation of the Company, and assist the directors and the manager in performing their functions and exercising their powers in compliance with relevant domestic and foreign laws and regulations, the Articles of Association and other relevant regulations;

(2)

to organise and prepare documents for board meetings and general meetings of shareholders, take proper minutes of the meetings, ensure that the meetings are conducted in accordance with statutory legal procedures, and oversee the implementation of the board resolutions;

(3)	to be responsible for the organisation and coordination of information disclosure, coordinate the relationship with investors, and enhance transparency of the Company;;

(4)	to participate in the structuring of financing through capital markets;

(5)	to liaise with intermediaries, regulatory authorities and media, and maintain good public relations.

The scope of duties of the Secretary of the Board is:

(1)

to organise and prepare for the board meetings and general meetings of shareholders, prepare documents for such meetings, to make relevant arrangements for the meetings, be responsible for taking minutes of the meeting, to ensure the accuracy of the minutes, keep documents and minutes of the meeting and to actively learn about the implementation of relevant resolutions; to report and make recommendations to the Board of Directors on important implementation issues;

- 173 -

(2)

to ensure that important decisions of the Board of Directors will be implemented in strict compliance with the required procedures; at the request of the Board of Directors, to participate in, and organise the consultation and analysis of matters to be decided by the Board of Directors and provide relevant advice and recommendations thereon, and carry out the day-to-day work of the Board of Directors and its relevant committees upon authorization;

(3)

to act as the contact person of the Company with securities regulatory authorities, be responsible for the organisation and preparation and timely submission of documents required by the regulatory authorities, be responsible for undertaking and organizing completion of the tasks entrusted by the regulatory authorities;

(4)

to be responsible for coordinating and organizing the Company's information disclosure matters, setting up a sound information disclosure system, participating in all meetings of the Company in relation to information disclosure, gain in a timely manner knowledge of important business decisions and relevant information of the Company;

(5)

to be responsible for keeping confidential price-sensitive information of the Company and formulating effective confidentiality rules and measures; in the event of the disclosure of any price-sensitive information of the Company for whatever reason, take necessary remedial measures, make prompt explanation and clarification of such matters and notify the regulatory authority at the place of relevant overseas listing and the CSRC;

(6)

to be responsible for the coordination and organisation of market promotions, coordinate visits to the Company, to deal with investor relationships, maintain contact with investors, intermediaries and the media, to be responsible for coordinating and answering questions raised by the public, ensure that investors can promptly obtain the information disclosed by the Company, organise and prepare for marketing and promotion activities within and outside the PRC, to draw up summary reports on market promotion activities and important visits to the Company and organise the reporting of the same to the CSRC;

(7)

to be responsible for administering and keeping the Company's register of members, register of the directors, records of shareholdings of major shareholders and directors and list of the holders of the outstanding debentures of the Company in issue;

(8)

to assist the directors and the manager in implementing domestic and foreign laws, regulations, the Articles of Association and other relevant regulations in exercising their powers; after becoming aware that any resolutions made or likely to be made by the Company are in breach of relevant regulations, promptly give a reminder of such circumstances, and have the right to report such facts to the CSRC and other regulatory authorities.

(9)

to coordinate the provision of necessary information to facilitate the Company's Supervisory Committee and other auditing institutions in performing their supervisory duties, and to assist in the investigations as to whether the Company's financial controller, directors and manager have performed their fiduciary duties; and

(10)

Exercise other powers conferred by the Board of Directors and other relevant powers as may be required or provided for under laws and the relevant securities exchange(s) on which the Company's shares are listed.

Article 134

Any director or senior executive of the Company (other than the manager and financial controller) may be appointed as the Secretary. Any accountant of the accounting firm appointed by the Company shall not be appointed the Secretary of the Board of Directors.

Where the Secretary is also a director and an act is required to be done by a director and a Secretary separately, such person who is acting both as director and the Secretary shall not perform the act in both capacities.

Article 135

The Secretary shall perform his duties diligently in accordance with the provisions of the Articles of Association.

The Secretary shall assist to ensure that the Company complies with the relevant laws of PRC and the regulations of the stock exchange on which the shares of the Company are listed.

Chapter 13	Manager of the Company

Article 136

The Company shall have in place one manager who shall be nominated by the Chairman, and appointed or dismissed by the Board of Directors.

The Company shall have one senior vice president, several vice presidents and one financial controller to assist the president. The senior vice president, vice presidents and financial controller shall be nominated by the president and appointed or removed by the Board of Directors.

The Directors can be appointed concurrently as president, senior vice president, vice president or other senior management positions, but the number of the foregoing directors shall not surpass one-half of the total directors of the Company.

Article 137

The tenure of the president is three years, which can be renewed through reappointment.

Article 138

The manager shall be responsible to the Board of Directors and shall have the following powers and duties:-

(1)	to be responsible for the production and management of the Company, organize the implementation of the resolutions of the Board of Directors

(2)	to organize the implementation of the annual business plans and investment proposals of the Company;

(3)	to make proposals in relation to the Company's internal management structure;

(4)	to make the establishment plan for branches of the Company;

(5)	to make proposals in relation to the Company's basic management system;

(6)	to Prepare the basic rules and regulations of the Company;

(7)	to propose the appointment or dismissal of the Company's senior vice president, vice president(s) and the financial controller;

(8)	to employ and dismiss management staff other than those who shall be employed and dismissed by the Board of Directors;

(9)	to propose to convene an extraordinary meeting of the Board of Directors;

(10)	other powers conferred by the Articles of Association and the Board of Directors.

Article 139

The manager shall report to the Board of Directors or as requested by the supervisory committee the conclusion of major contracts of the Company, contract implementation status, capital operation and the Company's profit and loss conditions. The manager shall guarantee the authenticity of the report.

Article 140

The manager not being a director shall attend the meeting of the Board of Directors as non-voting participants and has the right to receive the notice for the meeting and relevant documents, without voting rights at the meeting of the Board of Directors.

Article 141

When the president, senior vice president, vice presidents and financial controllers are performing their functions and powers, they shall not change the resolution of the shareholders' general meeting and the Board of Directors, nor shall they exceed the scope of authorization.

Article 142

The president, senior vice president, vice presidents and the financial controllers in performing their functions and powers shall act honestly and diligently and in accordance with laws, administrative regulations and the Articles of Association.

Article 143

In the event that the president, senior vice president, vice presidents, financial controllers or members of senior management resign, they shall notify, in writing, the Board of Directors three months in advance; in the event that the department managers resign, they shall notify the president in writing two months in advance.

Chapter 14	Supervisory Committee

Article 144

The Company shall have a supervisory committee. The Supervisory Committee is a standing supervisory agency of the Company which is responsible of the supervision of the Board of Directors and its members and senior officers such as the president, senior vice-president, vice presidents, and financial controllers so as to prevent them from the misuse of authority and infringing upon the legal rights of the shareholder, the Company and the Company's employees.

Article 145

The Supervisory Committee shall comprise of four members (each a Supervisor). External Supervisors (being supervisors not internally employed by the Company, such term having the same meaning as hereinafter appearing) shall account for more than one-half in number of members of the Supervisory Committee, and the supervisors acted by employee representatives shall account for no less than one-third in number of members of the Supervisory Committee.

One of the Supervisors shall act as the chairman of the committee. The term of office for the members of the committee shall be three years and they shall be eligible for re-election.

The appointment and removal of the chairman of the supervisory committee shall be made by a resolution passed by two-thirds or more of the members of the supervisory committee.

The Chairman of the Supervisory Committee shall organize to perform duties of the Supervisory Committee.

Article 146

Members of the Supervisory Committee shall be acted by two representatives of shareholders (including those acting as External Supervisors, the same below); one of them shall be acted by an employee representative of the Company.

The representatives of the shareholders shall be elected and removed by the shareholders' general meeting; the employee representatives shall be elected and removed through democratic election by employees of the Company.

The Supervisory Committee shall set up a working body to handle its daily business as required.

Article 147

The nominee list of Supervisors acted by shareholder representatives shall be submitted to the shareholders' general meeting for resolution. The Supervisors acted by shareholder representatives shall be nominated by the Board of Directors, Supervisory Committee and one shareholder or several shareholders holding collectively more than 3% of the total shares of the Company with voting rights. The election and removal of such Supervisors shall be determined at the shareholders' general meeting of the Company. Supervisor committee members shall be elected referring to the non-independent director election procedure set forth in Article 105 herein.

Article 148

The Company's Directors, president, senior vice-president, vice presidents, financial controllers and other senior officers shall not serve as the Supervisor concurrently.

Article 149

The Supervisory Committee shall meet at least once every six months and the meetings shall be convened and hosted by the chairman of the Supervisory Committee, or by a supervisory committee member jointly elected by majority of all supervisory committee members when the committee chairman is unable or fails to perform the duty. The notice of the meeting of the Supervisory Committee shall be sent to all the supervisors no less than 10 days before the meeting is convened. The notice shall contain the following items:

(1)	Date, venue and duration of the meeting;

(2)	Subject matter and topics of the meeting;

(3)	Date of the notice.

Article 150

A supervisory committee member's two consecutive failures of either personally attending or authorizing any other member to attend supervisory committee meetings on his behalf will be deemed as his default of duties and the shareholders' general meeting or the employee representatives' meeting shall make decision to remove the defaulted Supervisor.

Article 151

Any Supervisor may apply for resignation before his service term expires and the stipulations regarding director's tenure and resignation in Chapter Ten of this Articles of Association shall apply to Supervisors.

Article 152

The Supervisory Committee shall be responsible to the shareholders' general meeting and shall have the following powers and duties in accordance with the laws:

(1)	to monitor the Company's financial matters, review and present written review opinions on the company's regular reports prepared by the Board.;

(2)

to supervise the Directors, President and other senior officers to ensure that they do not act in contravention of any law, regulation or the Articles of Association, to propose dismissals of directors or senior executives violating laws, administrative regulations, the Articles of Association or general meeting resolutions;

(3)	to request the directors, manager and other senior executives of the Company to rectify their acts which are prejudicial to the interests of the Company;

(4)

to verify the financial information such as financial statements, operation reports and profits distribution proposals submitted by the Board of Directors to the shareholders' general meeting; where any query arises, the financial information shall be referred to a registered accountant or certified auditor appointed in the name of the Company to re-examine the same;

(5)	may carry out investigation when finding any abnormal operation of the company; may engage professional accountants or law firms to provide assistance at expense of the company when necessary;

(6)	to propose to convene a shareholders' extraordinary general meeting. Convene and chair general meetings when the Board fails to do so;

(7)	to propose to convene an extraordinary meeting of the Board of Directors;

(8)	to represent the Company in negotiations with or in bringing actions against directors or senior executives;

(9)	other powers and duties provided in the laws, administrative regulations and the Articles of Association and conferred by the shareholders' general meeting.

The Supervisory Committee may opine on the appointment of the accounting firm of the Company, and where necessary, may separately appoint an accounting firm in the name of the Company to audit the accounts of the Company and may directly report to the securities supervisory and regulatory body of the State Council and to other relevant departments.

External Supervisors shall report independently to the shareholders general meeting in relation to the performance of diligence and honesty of the Company's senior management staff.

The Supervisors may attend board meetings and present queries or advice on the matters subject to resolution at the meetings.

Article 152

The supervisory committee may require the directors, the manager, other senior executives, and internal and external auditors to attend the meeting of the supervisory committee and reply to questions raised by the supervisory committee.

Article 154

The resolutions of the supervisory committee shall be passed by two-thirds or more of Supervisors.

Article 155

The Supervisory Committee shall produce minutes in respect of resolutions of the meetings, and the supervisors and recorder(s) attending the meetings shall sign the minutes. Each Supervisor is entitled to request that an explanation of his comments made at the meetings be noted in the minutes. Such minutes shall be properly kept as important files. The records shall be kept for not less than 10 years.

Article 156

The reasonable costs and expenses incurred in engaging professionals such as lawyers, registered accountants and certified auditors as are required by the supervisory committee in discharging its duties shall be borne by the Company.

Article 157

Supervisors shall honestly discharge their duties in accordance with the laws, administrative regulations and the Articles of Association of the Company.

Chapter 15	Qualifications and Obligations of the Directors, supervisors, Manager and other Senior executives of the Company

Article 153

A person shall be disqualified from being a director, supervisor, manager or other senior executive of the Company in any one of the following circumstances:

(1)	the individual has no civil capacity or restricted civil capacity;

(2)

a period of less than 5 years has elapsed since the penalization on conviction of corruption, bribery, unauthorised appropriation of properties, embezzlement of properties or disrupting social and economic order; or a period of less than 5 years has elapsed since being deprived of political rights for commission of offences;

(3)

a person who is a director, factory manager or manager of a company or an enterprise which is bankrupt and liquidated and who has to bear personal liability for the insolvency of that company or enterprise, and a period of three years has not yet been elapsed since the completion date of bankruptcy and liquidation of that company or enterprise;

(4)

a period of not less than 3 years has elapsed since revocation of the business licence of a company or enterprise due to illegal business operations where the person was the legal representative of such company or enterprise and for which he was personally liable;

(5)	the person is personally liable for a substantial loan which was due for payment but remains unpaid;

(6)	the person has been involved in criminal offences subject to investigation by judicial authorities and the case has not been settled;

(7)	Civil servants;

(8)	the person is not eligible for acting in the leadership of a company or enterprise according to the laws or administrative regulations;

(9)	the person is not a natural person; and

(10)

a period of less than 5 years has elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty.

(11)	a person who has been prohibited from entering the market by the securities regulatory authority of the State Council, where such prohibition has not been removed.

Once any of the above circumstances occurs in respect of any director in service, the Board of Directors shall terminate all the duties and powers of that director upon being informed of such circumstances and shall suggest to the shareholders' general meeting to remove that director. Once any of the above circumstances occurs to the manager in service, the Board of Directors shall terminate all the duties and powers of the manager upon being informed of such circumstances and shall convene a board meeting to dismiss the manager. Once any of the above circumstances occurs to any supervisor in service, the supervisory committee shall terminate all the duties and powers of that supervisor upon being informed of such circumstances and shall propose to convene the shareholders' general meeting or employee representatives' meeting to remove that supervisor.

Article 159

Unless otherwise specified and authorized under the Articles of Association or unless legally authorized by the Board of Directors, any director shall not act on behalf of the Company or the Board of Directors in his own name. When a director acts in his own name and a third party could reasonably believe that he is acting on behalf of the Company or the Board of Directors, he shall first declare his position and status.

Article 160

The validity of an act of a director, manager or other senior executive of the Company acting on behalf of the Company against any bona fide third party shall not be affected by any irregularity in his appointment, election or any defects in his qualification.

Article 161

In addition to the obligations imposed by the laws and administrative regulations or required by the listing rules of the stock exchange on which the shares of the Company are listed, a director, supervisor, manager or other senior executive owes a duty to each shareholder for the following in the exercise of the powers entrusted to him:-

(1)	not to cause the Company to exceed the scope of business stipulated in its business license;

(2)	to act honestly in what he considers to be in the best interests of the Company;

(3)	not to expropriate in any guise the properties of the Company, including but not limited to usurp the opportunities beneficial to the Company;

(4)

not to expropriate the individual rights of shareholders including but not limited to rights of distribution and voting rights save and except pursuant to a restructuring of the Company submitted for approval of the shareholders in general meeting in accordance with these Articles of Association.

(5)	Obligations required by laws of the listing place of shares in the Company or relevant regulations of the stock exchange.

Article 162

A director, supervisor, manager or other senior executive of the Company, owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonable prudent person would be expected to exercise in comparable circumstances, including but not limited to requirements for employees' professional ethics and conduct standards.

Article 163

A director, supervisor, manager or senior executive owes a duty, in the exercise of powers of the Company entrusted to him, to observe obligations of a fiduciary not to place himself in a position where his interest and the obligations undertaken may conflict. This principle shall include but not be limited to the following obligations:

(1)	to act honestly in what he considers to be in the best interests of the Company;

(2)	to exercise the powers vested in him and not to exceed the scope thereof;

(3)

to exercise the discretionary power granted to him personally and not allow himself to act under the direction of another and unless and to the extent permitted by the laws and administrative regulations or informed consent of shareholders in general meeting, not to delegate the exercise of his discretion;

(4)	to treat the shareholders of the same class equally and treat the shareholders of different classes fairly;

(5)	Except in accordance with these Articles or with the informed consent of shareholders in general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6)	without the informed consent of shareholders in general meeting not to use the Company's property for his own benefit;

(7)

not to use his authority for obtaining bribes or other illegal income and not to expropriate in any guise the property of the Company including but without limitation, not to usurp opportunities beneficial to the Company;

(8)	without the informed consent of the shareholders' general meeting, not to accept commissions in connection with the Company's transaction;

(9)	to observe the Articles of Association; to perform the duties faithfully; to protect the interests of the Company; not to use his position and authority in the Company to make his own benefit;

(10)	not to compete in any way with the Company without the informed consent of the shareholders'

general meeting;

(11)

not to misappropriate the Company's assets to set up deposit accounts in his own name or in any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities; not lend funds of the company to others or use the company's assets to provide guarantee to others without consent of general meeting or the Board based on knowledge of the matter;

(12)

not to disclose confidential information of the Company acquired by him during the term of office without the informed consent of the shareholders' general meeting; not to either use the information other than in furtherance of the interests of the Company; save and except that disclosure of such information to the court of law or other government authorities is permitted if:

1.	disclosure is required by the laws;

2.	there is a duty to disclose in the interest of public;

3.	it is in the personal interests of such director, supervisor, manager or other senior executive to require disclosure.

Proceeds gained by directors, managers and other senior executives by violating the present article shall belong to the company, and the directors, managers or other senior executives shall be liable for compensating the resulting losses of the company, if any.

Article 164

When a general meeting requires attendance of directors, supervisors, managers and other senior executives, they shall attend as required and provide explanations and clarifications in response to shareholders' queries and advice.

Directors, supervisors, managers and other senior executives shall honestly provide relevant information and materials to the supervisory committee and not hinder the committee's exercise of its authority.

Article 165

A director, supervisor, manager and other senior executive of the Company shall not cause any of the following person or association (the "associates") to do such things as such director, supervisor, manager, or other senior executive is prohibited from doing so:-

(1)	the spouse or minor child of that director, supervisor, manager or other senior executive of the Company;

(2)	the trustee of that director, supervisor, manager or other senior executive of the Company or any person referred to in paragraph (1) of this article;

(3)	the partner of that director, supervisor, manager or other senior executive of the Company or any person referred to in paragraphs (1) and (2) of this article;

(4)

a company in which that director, supervisor, manager or other senior executive of the Company alone or jointly with one or more of the persons referred to in paragraphs (1) , (2) and (3) of this article or other directors, supervisors, managers or other senior executives of the Company, has a de facto controlling interest;

(5)	a director, supervisor, manager or other senior executive of a company being controlled as referred to in paragraph (4) of this article.

Article 166

The fiduciary duty of a director, supervisor, l manager or other senior executive of the Company does not necessarily cease upon the termination of his tenure of office. The obligation of confidence in relation to the trade secrets of the Company shall survive after the termination of his tenure. Other obligations may continue for such period as to be determined under the principle of fairness, depending on the time lapse between the acts concerned and the termination and the circumstances and the conditions under which the relationship with the Company terminated.

Article 167

Directors, supervisors, managers and other senior executives shall be liable for compensating losses of the company arising from their breach of laws, administrative regulations, department regulations or the Articles of Association when performing their duties.

Any Director, Supervisor, president or other senior officer of the Company who has left his post without authorization before his tenure is terminated shall compensate to the Company the loss thus incurred to the Company.

Article 168

Except as provided in Article 56 of these Articles, a director, supervisor, manager or other senior executive of the Company may be relieved of liability for specific breaches of his duty by the informed consent of the shareholder in general meeting.

Article 169

Where a director, supervisor, manager or other senior executive of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contracts, transaction or arrangement with the Company (other than a contract of service of that director, supervisor, manager and other senior executive with the Company) shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity whether or not the contract, transaction, arrangement or proposal therefor is otherwise subject to the approval of the directors in normal circumstances.

A director shall not vote in any resolution of the Board of Directors for approving any contract, transaction or arrangement in which such director or any of his associates (as defined in the applicable rules governing the listing of securities amended from time to time) is materially interested, and shall not be either counted into the quorum of the meeting.

Unless the interested director, supervisor, manager or other senior executive of the Company has disclosed his interest to the Board of Directors in accordance with Item 1 of this article and the contract, transaction or arrangement has been approved by the Board of Directors at a meeting in which the interested director is not counted in the quorum and has refrained from voting, a contract, transaction or arrangement in which the director, supervisor, manager or other senior executive is materially interested is avoidable at the instance of the Company except as against a bona fide party acting without notice of the breach of duty by such director, supervisor, manager or senior executive concerned.

A director, supervisor, manager or senior executive of the Company is deemed to be interested in a contract, transaction or arrangement, in which the associates of such director, supervisor, manager or senior executive is interested.

Article 170

Where a director, supervisor, manager or senior executive of the Company gives a general notice in writing to the Board of Directors before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company, stating that, by reason of facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purpose of the preceding article of this Article to be a sufficient declaration of interests of such director, supervisor, manager or senior executive, so far as attributable to those facts in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company.

Article 171

The Company shall not, in any manner, pay tax for or on behalf of its director, supervisor, manager or other senior executive.

Article 172

The Company shall not directly or indirectly, make a loan to or provide any guarantee in connection with a loan made by any person to its directors, supervisors, managers or other senior executives of the Company or of its holding company; or make a loan to or provide any guarantee in connection with any loan made by any person to the associates of such person as aforesaid.

The preceding provision shall not apply to the following:-

(1)	the provision of a loan or a guarantee for a loan by the Company to a company which is subsidiary of the Company;

(2)

the provision of a loan or a guarantee for loan by the Company to any of its directors, supervisors, manager or other senior executives under a service contract as approved by shareholders in general meeting or the provision of funds by the Company to him to meet expenditure incurred or to be incurred by him for the purpose of the Company or for the purpose of enabling him properly to perform his duties;

(3)

where the ordinary course of business of the Company includes the lending of money and the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with a loan by another person to any of its directors, supervisors, manager or senior executives and his associates on normal commercial terms.

Article 173

A loan made by the Company in breach of the preceding provisions, shall be forthwith repayable by the recipient regardless of the terms of the loan.

Article 174

A guarantee provided by the Company in breach of Article 172(1) shall be unenforceable against the Company except that:

(1)	a loan was made by a person to an associate of a director, supervisor, manager or other senior executive of the Company or of its holding company, and at the time the loan was advanced the lender did not know of the relevant circumstances;

(2)	the collateral provided by the Company has been lawfully disposed of by the lender to a bona fide purchaser.
Article 175

The guarantee referred to in the preceding article shall include an undertaking by the guarantor or property provided to secure the performance of obligations by the obligor.

Article 176

Subject to the approval of the shareholders' general meeting, the Company may purchase liability insurance for its directors, supervisors, manager and other senior executives, except for liabilities arising from the violation of laws, administrative regulations or the Articles of Association of the Company.

Article 177

Where a director, supervisor, manager and other senior executive of the Company is in breach of his obligations to the Company, the Company shall have a right to take the following measures in addition to the various rights and remedies provided by the laws and administrative regulations:-

(1)	to request such director, supervisor, manager and other senior executive to pay damages for the losses sustained by the Company as a natural consequence of his breach of duties;

(2)

to rescind any contract or transaction entered into by the Company with such director, supervisor, manager or other senior executive and any contract or transaction entered into by the Company with a third party (where such third party knew or should have known that such director, supervisor, manager or other senior executive representing the Company is in breach of the obligations to the Company);

(3)	to request such director, supervisor, manager or other senior executive to return the proceeds received as a consequence of the breach of the obligations;

(4)	to recover from such director, supervisor, manager and other senior executive any monies which should otherwise have been received by the Company, including without limitation to commissions;

(5)	to request such director, supervisor, manager and other senior executive to return such interests accrued or may be accrued from the monies which should otherwise have been paid to the Company.

Article 178

The Company shall, with the prior approval of the shareholders in general meeting, enter into a contract in writing with a director or Supervisor in respect of their remuneration. The emoluments referred to above shall include:

(1)	the emoluments in respect of his service as a director, supervisor or other senior executive of the Company;

(2)	the emoluments in respect of his service as a director, supervisor or other senior executive of a subsidiary of the Company;

(3)	the emoluments for provision of other services in connection with the management of the affairs of the Company and its subsidiaries;

(4)	payment by way of compensation for loss of office or as consideration for or in connection with his retirement.

Save pursuant to the contract aforesaid, no legal proceedings may be brought by a director or Supervisor against the Company in respect of the benefits ought to be received by him by reasons of the matters stipulated above.

Article 179

There shall be a provision in a contract made between the Company and a director or Supervisor in respect of their remuneration that the director or the Supervisor shall, with the prior approval of the shareholders in general meeting, be entitled to payment by way of compensation for loss of office or as consideration for his retirement from office in connection with the takeover of the Company. A takeover of the Company referred above shall mean any of the following:

(1)	an offer made to all shareholders by any person;

(2)

an offer made by any person with a view to the offeror becoming the controlling shareholder. The definition of "controlling shareholder" shall be the same as the one defined in Article 54 of these Articles.

If the relevant director or Supervisor does not comply with this article, any sum received by him shall belong to the persons who have sold their shares as a result of accepting the offer made as aforesaid; and the expenses incurred by him in distributing that sum pro rata amongst those persons shall be borne by him and not retained out of that sum.

Chapter 16	Financial Accounting System, Profit Distribution And Auditing

Article 180

The Company shall formulate the financial and accounting system of the Company in accordance with the laws, administrative regulations and the provisions in the PRC accounting standards prepared by the authority governing financial matters under the State Council.

Article 181

The financial year of the Company shall coincide with the calendar year, which commences from January 1 and ends on December 31 of the Gregorian calendar.

The Company shall adopt Renminbi as its accounts keeping unit. All accounts shall be written in Chinese.

The Company shall make financial reports at the end of each accounting year and have them examined and verified by accounting firm according to law.

Article 182

The Board of Directors of the Company shall place before to the shareholders at every annual general meeting the financial statements prepared by the Company as are required by the relevant laws, administrative regulations and mandatory documents promulgated by the local government and the governing authority. Such statements shall be audited.

Article 183

The financial reports of the Company shall be deposited at the Company for inspection by its shareholders not later than 20 days before the annual general meeting. Each shareholder of the Company shall be entitled to receive the financial statements referred to in this article.

The Company shall send by prepaid mail 21 days before the annual general meeting the above reports to each holder of overseas listed foreign shares. The service address shall be the address in the register of shareholders.

Article 184

The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with international accounting standards or such accounting standards of the place where the shares of the Company are listed. Where material differences appear in the financial statements prepared in accordance with the two sets of accounting standards mentioned above, the financial statements shall contain statements of the material differences. Where the Company makes a distribution of profit after taxation in respect of the relevant financial year, the amount of distribution shall be the lesser of the profit after taxation as shown in both financial statements as aforesaid.

Article 185

The interim results and financial information to be published or disclosed by the Company shall be prepared in accordance with the PRC accounting standards and regulations, and at the same time to be prepared in accordance with international accounting standards or the accounting standards of the place where the shares of the Company are listed.

Article 186

The Company shall announce the financial report quarterly during an accounting year, i.e. the first quarterly financial report shall be published within 30 days after the first three months of an accounting year; the interim financial report shall be published within 60 days after the first six months of an accounting year; the third quarterly report shall be published within 30 days after the first nine months of an accounting year and the annual financial report shall be published within 120 days after the end of an accounting year.

Article 187

The Company's financial reports shall be prepared according to the requirements of applicable laws, administrative regulations and department regulations.

Article 188

The Company shall not have other books of account other than the statutory books of account.

Article 189

The Company shall implement initiative methods of profit distribution and pay attention to investors' reasonable investment return.

The Company's Board of Directors shall release the reasons not to make the plan of cash distribution of profits in the regular reports and the independent directors shall give independent opinions.

If the shareholder gets out of line to occupy the Company's capital, the Company shall deduct the cash bonus distributed to the shareholder so as to reimburse the occupied capital.

Article 190

The Company, after distributing this year profits after tax, should draw ten percent of the Company's net profits into the Company's legal reserve funds. When the legal reserve funds exceed fifty percent of the Company registered capital, the Company could stop the drawing.

When its legal reserve funds cannot make up prior year loss, the Company should first make up the loss with this year profits before drawing the legal reserve funds according to above-mentioned clause.

After having drawn the legal reserve fund from the profits after tax, the Company, through the shareholders' meeting resolutions, may draw discretionary reserve fund from the profits after tax.

The remaining profits after the Company making up the loss and setting aside reserve fund shall be distributed according to the shareholders' share proportions. The company's shares held by the company itself shall not participate in profit sharing.

Article 191

Before making up the loss and drawing for legal reserve fund, the Company shall not distribute dividends on shares or carry out any other distributions. The Company dividends should not be attached with any interests unless the Company has not distributed relevant interests on capital to the shareholders on the date due of dividends on shares.

Any amount paid up in advance of calls on any share may carry interest but shall not entitle the relevant shareholder to participate in respect thereof in a dividend subsequently declared.

Article 192

The capital reserve fund shall include the following sums:

(1)	the amount of share premium arising from the issue of shares in excess of their par value;

(2)	other income to be credited to capital reserve fund in accordance with the provisions the authority governing the financial matters under the State Council.

Article 193

The Company's reserve fund (referring to legal reserve fund, discretionary reserve fund and capital reserve fund) can only be applied to make up the Company's loss, expand its line operation or change to increase its capital. Capital surplus shall not be used to offset the company's losses.

The Company can distribute new shares or increase the share denomination according to the shareholders' original share proportions after the shareholders' meeting resolution to change the reserve fund into capital.

But when the legal reserve fund is changed into capital, the remaining reserve fund should not be less than twenty-five percent of the registered capital before the capitalization.

Article 194

After the profit distribution plan has been resolved at the general meeting, the Board of Directors shall complete the dividend (or share) distribution within 2 months after the holding of the shareholders' general meeting.

Article 195

The Company may distribute dividends in the following forms:

(1)	cash;

(2)	shares.

Article 196

Where the Company makes payment of cash dividends and other amounts to the holders of domestic shares, the payment shall be made in Renminbi. Where the Company makes payment of cash dividends and other amounts to the shareholders of overseas listed foreign shares, the payment shall be calculated and declared in Renminbi [and payable in Hong Kong Dollars. Where the Company makes payment of cash dividends and other amounts to Shareholders of overseas listed foreign shares in a foreign currency], the foreign currency exchange rate will be in accordance with the relevant state foreign exchange regulation.

Article 197

Unless otherwise permitted under the relevant laws and administrative regulations, the exchange rate for the payment of cash dividends and other payments in Hong Kong Dollars shall be the average ask price price of the relevant currency announced by the People's Bank of China one calendar week before the announcement of payment of dividend and other amounts.

Article 198

The Board of Directors can decide to distribute the mid-term or special dividends on shares when it complies with Clause (2) of the first paragraph of Article 60 and Clause (17) of the first paragraph of Article 108.

Article 199

Where the Company makes any distribution of dividends to the shareholders, the Company shall make withholdings and payments on behalf of the shareholders of such tax taxable on the dividends payable to shareholders in accordance with the provisions of the PRC taxation law and the amount of dividends payable.

Article 200

The Company shall appoint a receiving agent for shareholders of overseas listed foreign shares. The receiving agent shall receive on behalf of such shareholder the dividends distributed to and other amounts payable by the Company in respect of the overseas listed foreign shares.

The receiving agent appointed by the Company shall satisfy requirements provided under the laws or the relevant provisions of the stock exchange at the place where the shares of the Company are listed.

The receiving agent appointed by the Company for the shareholders of overseas listed foreign shares listed in Hong Kong shall be a trust company registered under the Trustee Ordinance of Hong Kong.

Article 201

The Company shall implement an internal audit system and appoint full-time auditing personnel to carry out internal auditing and supervision of the Company's financial income and expenses and economic activities.

Article 202

The Company's internal auditing system and the responsibilities of the auditing personnel should be carried out after approved by the Board of Directors. The auditor-in-chief shall be accountable and report to the Board of Directors.

Chapter 17	Appointment of Accounting Firm

Article 203

The Company shall engage an independent accounting firm which satisfies the relevant requirements of PRC to audit the annual financial statements of the Company, audit other financial statements of the Company, verify net assets and provide other related consulting services, etc.

[Subsequent to approval of the Audit Committee], the appointment of an accounting firm shall be resolved by the general meeting.

Article 204

The term of office of an accounting firm appointed by the Company shall be one year, commencing from the conclusion of the annual general meeting and expires at the conclusion of the next annual general meeting. At the expiry of such term, the relevant accounting firm may be re-appointed.

Article 205

The accounting firm appointed by the Company shall have the following rights:

(1)

to inspect at any time the books and accounts, records and supporting documents of the Company and be entitled to request the directors, manager and other senior executives of the Company to provide relevant information and explanations thereof;

(2)	to request the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the performance of the duties of such accounting firm;

(3)

to attend any shareholders' general meeting and to receive all notices of and other communications relating to any shareholders' general meeting which any shareholder is entitled to receive, and to be heard at any shareholders' general meeting on any matter which concerns it as accounting firm of the Company.

Article 206

Where the office of the accounting firm is vacated, the Board of Directors may appoint another accounting firm to fill such vacancy prior to the holding of shareholders' general meeting [subsequent to approval of the Audit Committee], but while any such vacancy continues, the surviving or continuing accounting firm or accounting firms, if any, may act.

Article 207

Notwithstanding anything in the agreement between the accounting firm and the Company, the shareholders in general meeting may by ordinary resolution remove an accounting firm before the expiration of the term of office of such accounting firm. Where the accounting firm so removed shall be entitled to claim against the Company for damages, if any, in respect of such removal, such entitlement shall not be prejudiced thereby.

Article 208

The remuneration or the determination of the remuneration of the accounting firm shall be fixed by the shareholders in the shareholders' general meeting. In the case of the accounting firm appointed by the Board of Directors to fill a casual vacancy, [subsequent to approval of the Audit Committee,] the remuneration of the accounting firm may be fixed by the Board of Directors and submitted to the general meeting for approval.

Article 209

The appointment, removal and termination of engagement of an accounting firm by the Company shall be determined by the shareholders at the shareholders' general meeting, and, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be disclosed in the relevant newspapers. When necessary, the reason for the change shall be stated. Further, any such decision shall be filed with the securities regulatory authority of the State Council and the Institute of Certified Public Accountants of the People's Republic of China.

Article 210

Where a resolution at a shareholders' general meeting is proposed to appoint an accounting firm to fill a casual vacancy in the office of the accounting firm, to reappoint an accounting firm appointed by the Board of Directors to fill a casual vacancy, or to remove an accounting firm before the expiry of its term of office, the following provisions shall apply:

(1)

A copy of the proposed resolution in respect of appointment or removal shall be sent before notice of meeting is given to the shareholders to the accounting firm proposed to be appointed or the accounting firm proposing to leave its post or the accounting firm who has left its post in the relevant financial year.

"Leaving" includes leaving by removal, resignation and retirement.

(2)

If the accounting firm leaving its post makes representations in writing and requests their notification to the shareholders, the Company shall take the following measures (unless the representations are received too late):

1.	in any notice of the resolution given to shareholders, state the fact of the representations having been made;

2.	send a copy of the representations as appendix to the notice to every shareholder in accordance with the mode of service prescribed by the Articles of Association.

(3)

If the representations of the accounting firm are not sent out as required by paragraph (2) of this article, the accounting firm may require that the representations shall be read out at the shareholders' general meeting and may have further rights of redress.

(4)	An accounting firm which is leaving its post shall be entitled to attend:-

1.	the shareholders' general meeting at which its term of office would otherwise have expired;

2.	any shareholders' general meeting at which it is proposed to fill the casual vacancy caused by its removal;

3.	any shareholders' general meeting convened on its resignation.

The leaving accounting firm is entitled to receive all notices of, and other communications relating to, any such meeting, and to be heard at any such meeting on any matter which concerns it as a former accounting firm of the Company.

Article 211

If the Company dismisses or does not continue with the re-appointment of its accounting firm, it should notify the accounting firm 10 days in advance, and the accounting firm shall have the right to present its views at the shareholders' general meeting. When the accounting firm considers that the grounds on which the Company decided to dismiss its service or not to renew its appointment are unjustified, it may file a complaint with the securities regulatory authority of the State Council and the Institute of Chartered Public Accountants of the People's Republic of China. Where the accounting firm tenders its resignation, it shall explain to the shareholders' general meeting whether there is any improper matter.

An accounting firm may resign its office by depositing a notice in writing to that effect at the Company's seat. Such notice shall terminate its office on the date on which it is deposited at the Company's seat or such later date as may be specified in the notice. Such notice shall include:

1.	a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

2.	a statement of any such circumstances as aforesaid.

Where a written notice is received by the Company as aforesaid, the Company shall within 14 days send a copy of the notice to the relevant governing authorities. If the notice contains a statement under paragraph 2 of this article, a copy of the notice shall also be deposited at the Company for the inspection of the shareholders, and the said copies shall also be sent to every shareholder by prepaid mail. The service address shall be the address on the register of shareholders.

Where the notice of resignation of the accounting firm contains a statement regarding any accountable affair, the accounting firm may require the Board of Directors to convene an extraordinary general meeting for the purpose of hearing an explanation of the circumstances connected with his resignation.

Chapter 18	Merger and Division

Article 212

The Company can be mergered or divided in accordance with laws.

When the Company is merged or divided, the Board of Directors shall take necessary measures to safeguard the legitimate rights and interests of the shareholders who oppose the Company's merger and division proposal.

Shareholders who oppose the Company's merger and division proposal are entitled to require the Company or the shareholders who agree to the Company's merger and division proposal to purchase their shares at a fair price.

The contents of the resolution of merger or division of the Company shall be made into special documents for shareholders' inspection. Such special documents shall be sent by mail to holders of overseas listed foreign shares.

Article 213

The merger of the Company may take the form of either merger by absorbing another company or merger by establishing a new company.

Where the Company mergers, the parties to a merger shall sign a merger agreement and formulate a balance sheet and a detailed inventory of assets. The Company shall inform its creditors of the intended merger within ten days following the date on which the merger resolution is adopted, and make announcement in newspaper within thirty days. A creditor may require the company to pay off the outstanding debts or provide appropriate guarantee for the debts within 30 days from the date receiving the notice, or otherwise within 45 days from the date of the announcement when no such notice is received.

Upon merger, all claims and liabilities of the parties to the merger shall be taken over by the company which exists after the merger or by the newly established company.

Article 214

Where the Company is divided, its assets shall be apportioned in an appropriate manner.

Where the Company decides to divide itself, the parties of the division shall sign a division agreement and formulate a balance sheet and a detailed inventory of assets. The Company shall inform its creditors of the intended division within ten days following the date on which the division resolution is adopted, and make announcement in newspaper within thirty days.

The businesses coming into being after division of the company shall be jointly liable for the company's debts prior to the division unless otherwise agreed in writing between the company and creditors prior to the division with regard to the payment of debts.

Article 215

Changes in registration items arising from merger or division shall be registered with companies registration department in accordance with the laws; in the case of dissolution, the dissolution shall be registered according to the laws; where new companies are established, the establishment shall be registered according to the laws.

Chapter 19	Dissolution and Liquidation

Article 216

The Company shall be dissolved and liquidated in accordance with the relevant laws:

(1)	where the shareholders' general meeting resolves to dissolve the Company;

(2)	where dissolution of the Company is necessary for the amalgamation or demerger;

(3)	where the Company is adjudged insolvent in accordance with the applicable laws as a result of its inability to pay its debts when due;

(4)	The company's business license is revoked according to law or the company is ordered to close down or cancelled according to law as a result of its offence of laws or administrative regulations;

(5)

The company is in severe difficulty during its business management and its further existence will cause material loss of shareholders' rights and interests and the difficulty cannot be solved by any other means, the shareholders representing more than 10% of total shares carrying voting rights have requested the People's Court to order dissolution of the company and the court dissolves the company according to law.

Article 217

A liquidation committee shall be set up within 15 days of the Company being dissolved pursuant to Clauses (1), (3), (4) and (5) of the preceding Article, and the composition of the liquidation team of the Company shall be determined by the Board or general meeting, failing which creditors may apply to the People's Court for the establishment of a liquidation committee from specified persons.

Article 218

Where the Board of Directors decides to liquidate the Company (except for the liquidation as a result of the insolvency of the Company), it shall specify in the notice convening the shareholders' general meeting for such purpose that the Board of Directors has made a full inquiry into the affairs of the Company and is of the opinion that the Company will be able to pay its debts in full within 12 months from the commencement of the liquidation.

Upon the passing of the resolution for liquidation by shareholders in general meeting, the duties and powers of the Board of Directors shall cease forthwith.

The liquidation team shall comply with the instructions of the shareholders' general meeting and shall report to it at least once every year the income and expenses of the liquidation team, the progress of the business and the liquidation of the Company. Upon the completion of liquidation it shall also give a final report to the shareholders' general meeting.

Article 219

The liquidation committee shall inform the creditors of the company of its establishment within ten days following the date of its establishment, and make announcement in newspaper within sixty days following the aforesaid date. The liquidation committee shall register the claims. The liquidation team shall make no payment to creditors during the period of debts claim.

Article 220

The liquidation team shall during the liquidation period perform the following duties:

(1)	to dispose of the Company's assets, to prepare balance sheets and a list of assets;

(2)	to notify and announce to creditors;

(3)	to deal with the unfinished business of the Company in relation to the liquidation;

(4)	to pay off taxes owed by the Company and taxes incurred during the liquidation process;

(5)	to repay all the claims and debts;

(6)	to deal with the remaining assets of the Company after the repayment of debts;

(7)	to represent the Company in civil proceedings.

Article 221

After the completion of the disposal of the assets of the Company and the preparation of the balance sheets and a list of assets, the liquidation team shall prepare a liquidation proposal and submit the same to the shareholders' general meeting or relevant governing authorities for their confirmation.

The assets of the Company shall be initially applied to the payment of the liquidation fee, after which the assets shall be applied to the payment of the following items in accordance with the following sequences: (i) salaries payable to employees; (ii) social security contribution and legal compensations; (iii) unpaid tax balances; (iv) bank loans, Company debentures and other debts of the Company.

Any assets remaining after repayment of debts in accordance with the provisions above shall be distributed to the shareholders of the Company in accordance with the class and proportion of shares held by them in the following order of priority:-

(1)	where there are preference shares, the assets shall be distributed to holders of preference shares in accordance with the par value of preference shares; if the capital of the preference shares cannot be repaid in full, distribution shall be made in proportion to the number of preference shares held by them;

(2)	distribution to holders of ordinary shares in proportion to the number of ordinary shares held by them.

During liquidation, the Company may not engage in new business activities that are irrelevant to the liquidation.

Article 222

In the event that the Company is to be dissolved by liquidation, if the liquidation team discovers that after the disposal of the assets of the Company and preparation of the balance sheets and the list of assets, the assets of the Company are insufficient to repay its debts in full, it shall forthwith apply to the People's Court for a declaration of insolvency.

Upon declaration of insolvency of the Company by the People's Court, the liquidation team shall hand over liquidation affairs of the Company to the People's Court.

Article 223

Following the completion of the liquidation of the Company, the liquidation team shall prepare a liquidation report and statement of receipts and expenditures and various financial records for the period of liquidation which shall, upon being audited by an accountant registered in the PRC, be submitted to the shareholders' general meeting or relevant governing authority for their confirmation.

The liquidation team shall, within 30 days upon the approval of the shareholders' general meeting and relevant governing authority, submit the said documents to the company registration authority, and apply for the cancellation of registration of the Company and to make public announcement in respect of the termination of the Company.

Chapter 20	Procedures for Amendments to the Articles of Association

Article 224

The Company may amend the Articles of Association pursuant to the laws, administrative regulations and the provisions of the Articles of Association.

Article 225

The Articles of Association may be amended in accordance with the following procedures:

(1)

the proposed amendments to the Articles of Association shall be formulated by the Board of Directors through a resolution in accordance with the Articles of Association or otherwise proposed by shareholders;

(2)	the shareholders shall be notified of the proposals for amendments and a shareholders' general meeting shall be convened to vote on the amendments;

(3)	the amendments put to the vote at a shareholders' general meeting shall be passed by way of a special resolution.

Article 226

The Articles of Association of the Company shall be amended upon the occurrence of any of the following events:

(1)

After amendment of the Company Law or other relevant law and administrative regulations, any provision under the Articles of Association conflicts with the provisions of the amended law or regulations;

(2)	A change occurs to the Company resulting in an inconsistency with the Articles of Association;

(3)	The Company's shareholders' general meetings decide to amend the Articles of Association of the Company.

Article 227

Where the amendments to the Articles of Association involve anything set out in the Mandatory Provisions, the amendments shall be effective upon the approval of the approving authorities authorized by the State Council.

Article 228

Where the amendments to the Articles of Association involve matters of corporate registration, the registration of the changes shall be made in accordance with the laws.

Any amendments to the Articles of Association which fall within the discloseable information provided in the laws and administrative regulations shall be published by way of a public announcement.

Chapter 21	Notices and Public Announcement

Article 229

The Company's notices shall be delivered by the following means: (1) by designated person; (2) by mail; (3) by way of public announcement; (4) by other means in accordance with the Articles of Association.

The Company's notices delivered by way of public announcement are deemed to be received by all relevant parties as soon as the announcement is published, provided that such announcement shall be published in designated newspapers.

Unless otherwise provided in the Articles of Association, notices, information or written statements to be given to the holders of overseas listed foreign shares must be served on each of them at his registered address by hand or by prepaid mail.

Article 230

When a notice is delivered by a designated person, the date on which the recipient signs or seals on the acknowledgement of receipt is deemed to be the date on which the notice is delivered.

When the notice is delivered by way of public announcement, the date on which the public announcement is first published is deemed to be the date on which the notice is delivered.

Where a notice is sent by post, the notice shall be deemed to be served by properly addressing, prepaying, putting the notice into an envelope and depositing such an envelope containing the notice in a mail box and receipt of such notice shall be deemed upon the expiration of 48 hours after the envelope containing the same is posted.

Article 231

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the meeting and the resolutions passed at the meeting.

Article 232

Unless otherwise required, any notice or report that is stipulated to be delivered by the Articles of Association, the Company shall publish the public announcement on one or more national newspapers designated by securities regulatory authority of the State Council and other Chinese publications designated by the Board of Directors and publish the same public announcement at least on one major English and one major Chinese newspaper in Hong Kong in English and Chinese on the same day.

Chapter 22	Settlement of Disputes

Article 233

The Company shall comply with the following rules for settlement of disputes:

(1)

Whenever any disputes or claims relating to the business of the Company arising on the rights and obligations as provided in the Articles of Association, the Company Law and other relevant laws, administrative regulations between the shareholders of overseas listed foreign shares and the Company, between the shareholders of overseas listed foreign shares and any director, supervisor, manager or other senior executive of the Company or between the shareholders of overseas listed foreign shares and shareholders of domestic shares, the parties involved shall refer such kind of disputes or claims for settlement by arbitration.

In referring the said disputes or claims to arbitration, the entire claims and disputes shall be referred; and all the persons having the same cause of action or all the parties including the Company, shareholders, supervisors, manager or other senior executives of the Company, whose participation is necessary for the settlement of the disputes or the claims shall submit to arbitration. As to the disputes on the definition of a shareholder or register of the shareholders, it may be settled by methods other than arbitration.

(2)

At the election of the claimant, the disputes or claims shall be referred to arbitration at either China International Economic and Trade Arbitration Committee in accordance with its arbitration rules, or Hong Kong International Arbitration Centre in accordance with its securities arbitration rules. Once a claimant refers a dispute or a claim to arbitration, the other party must submit to the arbitration body elected by the claimant.

If the claimant elects to proceed with the arbitration at Hong Kong International Arbitration Centre, either party may request to proceed with the arbitration in Shenzhen in accordance with the provisions of the securities arbitration rules of Hong Kong International Arbitration Centre.

(3)	The laws of the PRC shall be applicable to the settlement of disputes and claims by way of arbitration mentioned in paragraph (1) unless the laws and administrative regulations provide otherwise.

(4)	The decision of the arbitration body shall be final and binding on the parties.

Chapter 23	Bye-laws

Article 234

The Articles of Association are prepared in both Chinese and English, both versions of which shall have legal effect. In case of conflicts or inconsistency of other meanings between the two versions, the Chinese version shall prevail.

Article 235

The Articles of Association shall be construed by the Board of Directors and the amendments thereto shall be made by the shareholders' general meeting.

Article 236

In the Articles of Association, the term "accounting firm" shall have the same meaning as "auditors".

In the Articles of Association, the terms "manager", "senior deputy manager" and "deputy manager" shall respectively have the same meanings as "president", "senior deputy president" and "deputy president".

EXHIBIT 4.1

Placing Agreement among Aluminum Corporation of China Limited, J.P.Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited, dated May 9, 2006. See "Exhibit 4.1" of the company's Form 20-F filed on May 31, 2006.

EXHIBIT 4.2

SPONSORSHIP AGREEMENT

BETWEEN
ALUMINUM CORPORATION OF CHINA LIMITED
AND
CITIC SECURITIES CO., LTD. AND CHINA GALAXY SECURITIES CO., LTD.

IN RELATION TO
SHARE SWAP MERGER OF SHANDONG ALUMINUM INDUSTRY CO., LTD. AND LANZHOU
ALUMINUM CO., LTD.

AND
PUBLIC ISSUE OF RMB-DOMINATED ORDINARY SHARES

BY ALUMINUM CORPORATION OF CHINA LIMITED

DATE: March 12, 2007

Party A:	Aluminum Corporation of China Limited

Residential Address:	No. 12 Fuxing Road, Haidian District, Beijing

Legal representative:	Xiao Yaqing

Contact Person:

Telephone:

Fax:

Postal Code:

Party B:	CITIC Securities Co., Ltd.

Residential Address:	Hailongwang Building, No.1030 Hubei Road, Luohu District, Shenzhen, PRC

Legal representative:	Wang Dongming

Contact Person:	Wang Ling

Contact address:	5th Floor of Capital Mansion, 6 Xinyuan Nanlu, Chaoyang District Beijing, PRC

Telephone:	010-84588962

Fax:	010-84865023

Postal Code	100004

Party C:	China Galaxy Securities Co., Ltd.

Residential Address:	Block C, Corporate Square, No.35 Jinrong Street, Xicheng District, Beijing, PRC

Legal representative:	Zhu Li

Contact Person:	Liao Bangzheng

Contact address:	Block C, Corporate Square, No.35 Jinrong Street, Xicheng District, Beijing, PRC

Telephone:	010-66568920

Fax:	010-66568857

Postal Code:	100032

Whereas:

1.

Party A was co-established on September 10, 2001 by Aluminum Corporation of China ("Chinalco"), Guangxi Investment (Group) Co., Ltd. ("Guangxi Investment") and Guizhou Provincial Materials Development and Investment Corporation ("Guizhou Development") with Chinalco as its main promoters. Approved by the former State Economic and Trade Commission, the Ministry of Finance and the State Council, Chinalco signed the debt-to-equity swap Agreement with China Cinda Asset Management Corporation ("China Cinda"), China Orient Asset Management Corporation ("China Orient") and China Development Bank on September 29, 2001 and completed a debt-to-equity swap, pursuant to which China Cinda, China Orient and China Development Bank became the shareholders of the Aluminum Corporation of China Limited.

2.

Party B and Party C were legally established in China and registered in CSRC as professional securities institutions which are qualified to act as sponsors. They are entitled to take the engagement of Party A as the Sponsors and Underwriters of the A Share Issue.

3.

The parties hereto undertake to comply with the relevant laws, regulations and rules including the Company Law of the PRC, Securities Law of the PRC, Administration Measures for Initial Public Offering and Listing of Shares and the Provisional Measures for the Sponsorship System for Public Listings.

4.	The parties hereto are in compliance with the relevant stipulations for Party B and Party C as the Sponsors of Party A under the Provisional Measures for the Sponsorship System for Public Listings.

(1)	Party B, Party C and their respective substantial shareholders, de facto controllers, important related parties do not hold more than 7% shares of Party A in total;

(2)	Shares held or controlled by Party A in Party B and Party C are less than 7%;

(3)

None of sponsor representatives, directors, managers and other senior management in Party B and Party C has interests or hold position in Party A, which may affect the just performance of sponsor's responsibilities;

(4)	None of Party B, Party C and their respective substantial shareholders, de facto controllers, important related parties provides guarantees or financing for Party A;

5.

Party A is a validly existing joint stock company while Party B and Party C are validly existing professional securities institutions. The parties hereto have rights capability and behaviour capability to execute the Agreement, which will become a legally binding document to the parties hereto upon execution.

6.

The parties hereto guarantee that their obligations arising from the Agreement are legal and valid, the performance of obligations hereunder by the parties hereto do not conflict with the obligations performed pursuant to other agreements or documents, nor do they collide with the laws, regulations and relevant administrative rules in PRC.

7.

Based on the principle of equality and mutual benefit, Party A engages Party B and Party C as the Sponsors of the A Share Issue who will take charge of the recommendation to the A Share Issue and Listing and the ongoing guidance during the specified Guidance Period following the listing of Party A's shares.

The Agreement is entered into and agreed by parties hereto after negotiation, pursuant to which the following terms are agreed:

(Party B and Party C shall act as the Sponsors and Underwriters when Party A applies for the A Share Issue and Listing, for which the parties hereto shall execute the section "Issuance and listing of Securities" herein. Upon the completion of A share listing and entering the Guidance Period, the parties hereto shall execute the section "Ongoing Guidance" herein.)

Party I Definitions

In this agreement, the following expressions have the following meaning unless the context requires otherwise:

"A Share Issue"	the public issue of not more than 1,500,000,000 A Shares by the Company pursuant to the resolution passed at the shareholders' general meeting of the Company on February 27, 2007;

"Share Swap Merger"

the Merger Of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. with the Company by way of share swap pursuant to the resolution passed at the shareholders' general meeting of the Company on February 27, 2007;

"Company" or "Issuer"	Aluminum Corporation of China Limited, being Party A to the Agreement;

"Shandong Aluminum"	Shandong Aluminum Co., Ltd.

"Lanzhou Aluminum"	Lanzhou Aluminum Co., Ltd.

"Underwriters/Sponsors"	CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd., being Party B and Party C to the Agreement;

"CSRC"	China Securities Regulatory Commission;

"CSDCC"	China Securities Depository and Clearing Corporation Limited

"Prospectus"	the Prospectus prepared by the Company for the A Share Issue ;

"Guidance Period"	the remaining time of the year following completion of the A Share Issue and listing and the subsequent two full accounting years; or up to the date on which the Issuer signs a new sponsorship agreement with other sponsors for further financing through equity market after the A Share Issue and listing;

"Sponsorship Period"	the period from the signing date of the agreement to the end of Guidance Period;

"A Shares"	RMB-denominated ordinary shares with a nominal value of RMB1.00 each issued by the Issuer to all shareholders of Shandong Aluminum and Lanzhou Aluminum (excluding the Aluminum Corporation of China);

"Underwritten Costs":	the commissions and costs incurred payable by the Issuer to the Underwriters for the A Share Issue;

"Publishing Date"	the date on which the Prospectus of the A Share Issue and its summary are published to the public on newspapers designated by CSRC and websites of the stock exchanges;

"RMB"	Renminbi yuan.

Part II Issue and Listing of Shares

Article 1.	Engagement

I.	Party A engages Party B and Party C to act as the Sponsors (Underwriter) of the A share issue and listing and Party B and Party C hereby take the engagement.

Article 2.	Conditions precedent

I.

The sponsorship responsibilities and underwritten obligations prescribed herein to Party B and Party C during the issue and listing of shares are conditional upon the fulfilments of the following conditions before the publishing date of the prospectus:

1.

Party A, as an ongoing concern, is in compliance with the relevant regulations on issue conditions of public issue by a joint stock company under the Company Law of the People's Republic of China and the Securities Law of the People's Republic of China. The issue proposal herein is in compliance with the prevailing relevant laws, regulations and policies.

2.

Party A has provided, or procured intermediary institutions such as certified public accountants and law firm to provide Party B and Party C with documents and information which can justify the situations described herein, for the independent judgement of Party B and Party C.

3.

Party A is independent of its promoters, substantial shareholders, and de facto controller in terms of operation, assets, staff, organisation and finance. There are no unfair connected transactions and other acts that may affect the independent operation of Party A;

4.	There are no material defects in respect of the corporate governance, finance and accounting system of Party A that may hinder its sustainable and normal operations.

5.

The senior management of Party A is informed of the necessary laws, administrative regulations and relevant knowledge, is aware of the legal obligations and responsibilities of listed companies and senior management, and has enough honest calibre and capabilities to manage a listed company;

- 202 -

6.

The A share issue proposal contemplated by the Board of directors of Party A has been approved at the shareholders' general meeting of Party A; Party B and Party C have received the Prospectus and corresponding legal documents and resolutions which have been signed by the Board of Party A with satisfaction in terms of formats and contents;

7.

The certified public accountants and the law firm appointed by Party A have issued auditors' report and letters of legal opinion for the purpose of the A Share Issue, and there are no pending questions and objections from CSRC to the aforesaid auditors' report and letters of legal opinion;

8.

Party B and Party C have obtained enough evidences to satisfy themselves that such procedures, approvals and permits as necessary for the A Share Issue have been obtained, all procedures are completed, and all applicable regulations and rules are complied, to ensure the smooth operation of the A Share Issue and listing;

9.	None of the following matters will occur during the period from the signing date of the agreement to the listing date of A share:

(1)	any change in production, operation, finance or management of Party A which would have material adverse effect on the A Share Issue;

(2)

any judicial inquiries that are instituted by relevant authorities under the PRC government to Party A or its senior management for the alleged violation of the Company Law or relevant laws or regulations on securities market management;

(3)	any failure of Party A to fulfil the obligations prescribed by laws or hereunder.

II.

Party A shall use its best endeavour to ensure the fulfilment of aforesaid conditions in its power. In case that the conditions precedent set out above can not be fulfilled as scheduled or waived by Party B and Party C, Party B and Party C, as the sponsors, are entitled to terminating the agreement by giving written notice to Party A or extending the time limit for the fulfilment of such conditions after negotiation with Party A.

Article 3.	A Shares Issue, Underwriting and Others

I.	The shares to be issued under the A Share Issue are RMB denominated ordinary shares (A Shares) with a nominal value of RMB1.00 each.

II.	Pursuant to the resolutions of shareholders' general meeting of the Company and the proposal for Share Swap Merger, the number of shares under the A Share Issue is 1,236,731,739 shares.

III.	The issue price under the A Share Issue is RMB6.60 per share.

IV.	The A Shares are to be issued to all shareholders (excluding the Aluminum Corporation of China) of Shandong Aluminum and Lanzhou Aluminum.

V.

All shares issued under the A Share Issue shall be used for the merger of Shandong Aluminum and Lanzhou Aluminum with the Company by way of share swap. Upon the completion of the A Share Issue, Shandong Aluminum and Lanzhou Aluminum shall be cancelled and Party A shall become the company in existence after the merger and apply for listing on the Shanghai Stock Exchange,

Article 4.	Obligations of Party A

I.	Party A shall undertake to comply with the relevant regulations of CSRC and the Stock Exchange during the reviewing of application materials and the issue and listing of A Shares.

II.	Party A shall provide such documents, materials and relevant information as required under the A

Share Issue to the accountants, valuers, lead underwriter and lawyers, and shall confirm the truthfulness, accuracy and completeness of the documents, materials and information provided, and ensure that there is no misleading statements or misrepresentation or material omissions.

III.	Party A shall, guided by Party B and Party C, perform all legal procedures and complete all application procedures for the A Share Issue.

IV.

Pursuant the requirements of the relevant laws, regulations and Rules Governing the Listing of Securities on Shanghai Securities Exchange, Party A shall proactively provide aid to the work of due diligence for, and provide necessary conditions and conveniences to the work of share issue and listing recommendation for, Party B and Party C.

V.

Unless otherwise required by PRC laws, regulations and relevant administrative rules, or required by Party A for its normal production and operation to make announcements, from the signing date thereof to the date when the prospectus is published, Party A shall not disclose the content of the Prospectus or other documents, materials and relevant information which may affected the A Share Issue to the public by way of news release conference, documents distribution or other forms with prior negotiation with and written consent from Party B and Party C.

6.	Party A shall bear the commissions, sponsorship fees and guidance fees for sponsors, share registration fees and other related expenses.

7.

Upon the completion of the A Share Issue, Party A shall, in accordance with the Company Law of the PRC, Securities Law of the PRC and Administration Measures for Initial Public Offering and Listing of Shares and other relevant laws and regulations, complete the relevant legal procedures such as custody of shares, registration change and announcement concerning share capital changes within a regulatory period, and list the shares under the A Share Issue as soon as practical.

Article 5.	Responsibilities of Party B and Party C

I.

Party B and Party C shall, in accordance with the relevant regulations from Rules Governing the Listing of Securities on Shanghai Securities Exchange, Provisional Measures on the Securities Issuance and Listing Sponsorship System, fulfil their obligations in the capacity of sponsors of Party A for the A Share Issue and listing.

II.

Party B and Party C shall each appoint two sponsor representatives responsible for the sponsoring work of the A Share Issue and professional communication with CSRC. Meanwhile, they shall form a work team consisting of experienced and dedicated key members in charge of the specific works for the A Share Issue.

III.	Party B and Party C shall assist Party A to plan the A Share Issue proposal, and prepare the application materials related to the A Share Issue and present recommendation documents.

IV.	Party B and Party C shall make circumspect verification to the content of public subscription notice and make independent judgement on the materials provided by and information disclosed by Party A.

V.

Party B and Party C shall coordinate the liaisons between CSRC, Shanghai Stock Exchange and CSDCC and Party A, or if necessary, make appropriate explanations in respect of the A Share Issue in accordance with the requirement of such authorities.

VI.

After the submission of recommendation documents, Party B and Party C shall take initiatives in assisting CSRC to make verification, organizing Party A and other intermediary institutions to reply the comments from CSRC, and conducting due diligence or audit in accordance with the requirements of CSRC in respect of the specific matters under the A Share Issue and listing.

VII.	To recommend the A Shares listing for Party A, Party B and Party C shall submit letters of recommendation to the Shanghai Stock Exchange as required and related documents in accordance with the

Rules Governing the Listing of Securities on Shanghai Securities Exchange, and file such letters and documents with CSRC.

VIII.

Pursuant to the requirements of CSRC and Shanghai Stock Exchange, Party B and Party C shall make regulatory information disclosure, roadshow and presentation and assist Party A to apply for the listing of shares issued under the A Share Issue in prescribed time frame.

IX.	Party B and Party C shall establish independent sponsorship archives in respect of the A Share Issue, which shall be truthful, accurate and complete and kept for not less than 10 years.

X.

Unless otherwise required by PRC laws, regulations and relevant administrative rules, or required by Party B and Party C for their normal production and operation to make announcements, from the signing date thereof to the date when the prospectus is published, Party B and Party C shall not disclose the content of the Prospectus or other documents, materials and relevant information which may affected the A Share Issue to the public by way of news release conference, documents distribution or other forms without prior negotiation with or written consent from Party A.

XI.	Party B and Party C shall provide consultancy services to Party A in respect of the relevant policies, laws and finance.

Article 6.	Payment of expenses in relation to the A Share Issue

I.

Party A agrees to pay relevant commissions and sponsorship fees in respect of the sponsorship, issue and ongoing guidance services provided by Party B and Party C as the Sponsors (Underwriters) of the A Share Issue and listing.

II.	Party A agrees to pay commissions calculated as follows:

Commissions = issue price x number of shares to be issued x commission rate

=RMB 6.60/share x 1,236,731,739 shares [*] % = RMB[*];

Share registration fees are not included in the commissions.

III.	Party A agrees to pay RMB [*] sponsorship fees.

IV.	Payment method of commission and sponsorship fees.

[*]

V.	Party B and Party C shall bear the expenses in relation to the A Share Issue as follows:

1.	travelling expenses incurred by Party B and Party C in relation to the A Share Issue;

VI.	Party A shall bear the expenses in relation to the A Share Issue as follows:

1.	reviewing expenses for the A Share Issue (if necessary, will be charged by the reviewing authorities directly from Party A)

2.	expenses concerning the regulatory information disclosure on the press designated by CSRC for information disclosure.

3.	the share registration fees, and expenses on promotion planning, roadshow and presentation for the A Share Issue.

4.	expenses payable to the intermediary institutions such as accountants, valuers, lawyers appointed by Party A for the A Share Issue;

5.	other expenses such as travelling expenses incurred by Party A in relation to the A Share Issue;

6.	preparation fees of application materials in relation to the A Share Issue;

7.	other expenses which shall be bore by Party A.

Article 7.	Confidentiality

I.	The parties hereto shall keep confidential strictly for the information obtained from signing or fulfilling of the Agreement and information in relation to the followings:

1.	the terms of the Agreement;

2.	negotiations in respect of the Agreement;

3.	information and data which are proprietary, undisclosed or confidential to one party, provided to the other party in written, recorded and video forms (excluding oral form).

II.	Parties hereto may only disclose information described above in the following cases:

1.	disclosure as required by laws and regulations;

2.	disclosure as required by government authorities with jurisdiction, regulatory authorities and the Stock Exchange;

3.	disclosure to its professional consultants or lawyers for the purpose of the issue.

4.	such information which becomes, through no fault of the any party, part of the public domain;

5.	disclosure with the written approval of the parties hereto in prior.

3.	The applicability of this article shall not lapse with the termination of the Agreement and shall remain in force for one year thereafter.

Article 8:	Disclaimers

I.

In the event that any party or the three parties hereto become ineligible to perform this Agreement or material adverse effect or obstacles are brought to the resumption of listing as a result of any of the following unforeseeable, unavoidable and insuperable events prior to the A Share Issue, any party is entitled to notify the other party in written to suspend or release the Agreement, where all parties are exempt from continuous performance of this Agreement;

1.	events of force majeure such as earthquake, typhoon, flood, fire, war;

2.

issuance and implementation of new laws and regulations, amendments in the prevailing laws and regulations, and changes in the interpretations to prevailing laws and regulations by relevant authorities;

3.	material changes in the country's political and economic conditions;

4.	other unforeseeable accidents.

II.	The Party so affected from any event set out in the preceding paragraph I shall provide corresponding exhibits to other parties.

Article 9.	Liability of Breach

1.	In the event that Party A fails to operate properly, Party B and Party C is entitled to requesting and procuring Party A for rectifications. In the event that Party A fails to assist Party B and Party C for their performance as Sponsors and refuses to rectify, Party B and Party C shall issue qualified opinions and explain in their letters of recommendation. In more extreme cases, Party B and Party C have rights and shall, in accordance with the relevant regulations, refuse to issue the Letter of Recommendation on Listing and the Letter of Recommendation on Issue or withdraw them if issued. On the occasion that Party B and Party C fail to issue Letter of Recommendation on Listing and Letter of Recommendation on Issue as a result of intentional or material mistakes of Party A, Party B and Party C bear no any responsibilities.

II.

In case of any breach by one party which results in any claim for rights or compensation to be pending or threatened against the other party, the party liable shall compensate for all losses incurred by the other party, including but not limited to: expenses compensated to others; all reasonable expenses including litigation fee, lawyer fee and travelling expenses which are used for defending the above requests and realizing the demands itself in accordance with this article.

II.

In the event that Party A fails to pay the commissions and sponsorship fees as scheduled in accordance with the article 6 herein, Party A shall pay the interest penalty which is equivalent to 0.05% of the payables per day from the occurrence of the breach until the date when relevant amounts are paid to Party B and Party C.

Article 10.	Disputes Resolution

Any disputes arising from the performance of the Agreement or relevant to the Agreement shall be settled through negotiation among the parties hereto. On the occasion that the negotiation fails, the parties hereto shall agree to lodge proceedings to the local People's Court where the Agreement is signed.

Part III	Ongoing Guidance

Article 1	Responsibilities of Party A during the Guidance Period

1.

Party A shall operate in conformity with all relevant laws and regulations, including the requirements of Securities Law of the PRC, Company Law of the PRC, the Rules for Corporate Governance of Listed Companies and the Guidelines to Articles of Association of Listed Companies.

II.

Party A shall disclose information on timely and accurate basis in accordance with the Securities Law of the PRC, Administration Measures for Initial Public Offering, Content and Format of Information Disclosure of Companies with Public Offered Securities and the other laws, regulations and rules.

III.	Party A shall operate under the supervision and administration of CSRC.

IV.

In the event of the following situations, Party A shall, upon prior ten business days' written notice to Party B and Party C, obtain the consultative comments from and provide the relevant documents at the request of Party B and Party C. In the event that Party B and Party C issue negative opinions in respect of the relevant events, they shall request Party A to improve such events after communication with Party A. Within ten business days after the occurrence of such events, Party A shall provide Party B and Party C with explanations on the events and relevant documents. During the implementation and progress of the events, Party A shall, at the request of Party B and Party C, notify Party B and Party C in respect of the progress timely and provide relevant documents:

1.	connected transactions in any types, forms and contents.

2.	external guarantees;

3.	external investments;

4.	disposal (including acquisition and sale) of key assets (including equity interests);

5.	material contract signed with external parties

6.	any events involving regulatory information disclosure obligations or events reporting to CSRC and the Stock Exchange.

V.	Party A shall, if being violation of laws and regulations, notify Party B and Party C as soon as practicable.

VI.

In the event that Party A convenes General Meetings, meeting of the Board, Party A shall, within the regulatory notice period, notify Party B and Party C in written with the contents (including agendas and proposals) in relation to the notice of a meeting prescribed in Articles of Association and relevant regulations, and obtain the comments from Party B and Party C in respect of the matters as described above.

VII.	Party A shall guarantee no occurrence of following events and undertake to make its best endeavour for this purpose:

1.	Profit from principal operations slides more than 50% in the year when the A Share Issue and Listing takes place.

2.	There are changes in substantial shareholders or de facto controller within 12 months from the date of A Share Issue and Listing;

3.

More than 50% assets or principal operations are restructured on an accumulated basis within 12 months from the date of A Share Issue and Listing, and are not disclosed in the public offering documents;

4.

Connected transactions are not fair or in violation of regulations, for which amounts involved exceed 5% of unaudited net assets in the previous year, or profit or loss affected exceeds 10% of audited net profit in the previous year.

5.

Substantial shareholders, de facto controller or other related parties occupy the resources of the Issuers, for which amounts involved exceed 5% of unaudited net assets in the previous year, or profit or loss affected exceeds 10% of audited net profit in the previous year.

6.

Party A provides guarantees for other parties in violation of laws and regulations, for which amounts involved exceed 10% of unaudited net assets in the previous year, or profit or loss affected exceeds 10% of audited net profit in the previous year.

7.

Party A purchases or disposes assets, loan, mandated assets management in violation of laws and regulations, for which amounts involved exceed 10% of unaudited net assets in the previous year, or profit or loss affected exceeds 10% of audited net profit in the previous year.

8.	Senior management is under administrative punishment or subject to criminal liability due to expropriating the interests of the Issuer.

9.	Regular reports are not disclosed in due course.

10.	Material changes in results or losses are not disclosed in accordance with the relevant requirements.

11.	Acquisition or disposal of assets is not disclosed in accordance with the relevant requirements;

12.	Connected transactions are not disclosed in accordance with the relevant requirements.

13.

Party A fails to disclose, in accordance with the relevant requirements, the losses resulting from guarantees, accidental disasters, charge and reversal of provision for assets impairments, government subsidy and damages for legal proceedings, for which profit or loss affected exceeds 10% of audited net profit in the previous year;

14.	Changes in equity pledge and de facto controller are not disclosed in accordance with the relevant requirements;

15.	Litigations, guarantees and material contracts are not disclosed in accordance with the relevant requirements;

16	Other circumstances prescribed by CSRC.

Guarantees as described above are subject to the following exceptions:

1.	Party A has made important notice in respect of certain or several circumstances as described above in the public subscription notice;

2.	Party A records unusual results or fails to perform its undertakings due to force majeure;

3	Other circumstances agreed by parties hereto.

VII.

Secretary to the Board of Directors and authorized representatives shall notify Party B and Party C their contact methods including office telephone, mobile phone, facsimile, correspondence addresses and other contact methods.

IX.

Party A shall accept the ongoing guidance from Party B and Party C during the Guidance Period in accordance with the requirements of Provisional Measures on the Securities Issuance and Listing Sponsorship System issued by CSRC.

Article 2.	Responsibilities of Party B and Party C during the Guidance Period

I.

Party B and Party C shall remain as the Sponsors of Party A and responsible for the ongoing guidance to Party A upon the completion of the A Share Issue in accordance with the requirements of Provisional Measures on the Securities Issuance and Listing Sponsorship System.

II.	Party B and Party C and the appointed sponsor representatives shall operate under the supervision and administration of CSRC on relevant activities.

III.

Party B and Party C shall not change sponsor representatives appointed by them except that sponsor representatives are relocated out of Party B and Party C or removed from the list by CSRC. In the event of a change in sponsor representatives, Party B and Party C shall notify Party A and report to CSRC and the Stock Exchange within 5 business days.

IV.

During the Guidance Period, Party B and Party C shall provide guidance in respect of the proper operation of Party A and determine the content and focuses of ongoing guidance and assume the following works:

1.	Giving guidance to the Issuer for effective implementation and improvement of a mechanism to prevent substantial shareholders and other related parties from appropriating the resources of the Issuer;

2.

Giving guidance to the Issuer for effective implementation and improvement of internal control system to prevent senior management from damaging the interests of the Issuer by exploiting their positions;

3.	Giving guidance to the Issuer for effective implementation and improvement a framework to ensure the fairness and compliance of connected transactions, and issuing opinions on connected transactions;

4.	Giving guidance to the Issuer for performance of obligation on information disclosure, reviewing documents to be disclosed and other documents to be submitted to CSRC and the Stock Exchange;

5.	Keeping close eyes on the events such as providing guarantees to the other parties by the Issuer and expressing opinions thereon.

6.	Other works prescribed by CSRC.

7.	Upon expiry of the ongoing Guidance Period, Party B and Party C shall continue the outstanding sponsoring works and bear the corresponding responsibilities should their duties are not performed diligently during the Guidance Period.

V.	Party B and Party C shall provide consultancy services for the sponsorship to Party A in respect of the relevant policies, laws and finance.

VI.	The sponsor representatives of Party B and Party C shall notify Party A their contact methods including office telephone, mobile phone, facsimile, correspondence addresses and other contact methods.

VII.

Party B and Party C shall notify Party A in written in a timely manner when issuing opinions during the performance of sponsoring duties, procure Party A to explain and rectify within the prescribed period, and record it in the archives of sponsorship and make public statement pursuant to the requirements of Provisional Measures on the Securities Issuance and Listing Sponsorship System and report to CSRC and the stock exchange.

VII.	Party B and Party C shall file the "Summary Report on Sponsorship" within 10 business days upon the completion of ongoing guidance with CSRC and the stock exchange.

IX.	Party B and Party C shall establish and improve the archives of sponsorship.

Article 3.	Working Mode of Guidance

I.

To ensure the smooth operation of ongoing guidance, the sponsor representatives appointed by Party B and Party C and other guidance staff shall be informed of the proper operation of Party A by way of on-site work, retrieving relevant materials, attending meetings such as shareholders' general meetings, the Board meetings and meetings of Supervisory Committee during the Sponsorship Period. They shall also communicate and exchange opinions with Party A by way of workshops, meeting discussion, telephone, facsimile, e-mail, etc.

II.	Party A shall proactively provide aid and assist to Party B and Party C in respect of the supervision and inquiry on guidance matters during the Guidance Period.

Article 4.	Dispute Resolution

Any disputes arising from the performance of the Agreement shall be settled through negotiation among the three parties hereto. In the event that no agreement is reached through negotiation, the provisions on dispute resolution as set out in Article 10 of Part II hereunder are applicable.

Article 5:	Disclaimers

The provisions on disclaimers as set out in Article 8 of Part II hereunder are applicable.
Supplementary provisions of the Agreement

I.

All notices and other communications hereunder shall be sent by facsimile or mailed to the relevant parties in written Chinese according to the contact methods as set out on the first page of this Agreement. The notices sent by facsimile shall come into effect upon the formal sending; the notices dispatched by mail shall take effect on the second business day after the mailing; and the notices or communications delivered by hand shall become effective upon the delivery.

II.	This Agreement constitutes the entire and sole agreement in respect of the A Share Issue sponsorship between the parties hereto and supersedes any prior understandings, arrangements or agreements.

III.

In respect of any material changes in the matters prescribed hereby or any pending matters therewith, parties hereto shall re-sign the Agreements or sign a supplementary agreement. A supplementary agreement constitutes an integral part of this Agreement. In case of any inconsistence between a supplementary agreement and this Agreement, the supplementary agreement shall prevail. The re-signing of the Agreement and signing of the supplementary agreement shall be agreed by parties hereto after negotiation and filed with the securities authorities.

IV.	Any amendment to this Agreement shall be reduced into writing and executed by the parties hereto.

V.

None of the parties hereto shall terminate the Agreement after the publication of public subscription notice unless Party A has appointed other sponsors for further financing activities from the A share market or Party B and Party C are removed from the sponsors list by CSRC. Upon the termination of the Agreement, the parties hereto shall report and explain to CSRC and the Stock Exchange within 5 business days thereafter.

VI.

The Agreement is signed in accordance with the relevant laws, regulations and rules including the Company Law of the PRC, Securities Law of the PRC and Administration Measures for Initial Public Offering and Listing of Shares and Provisional Measures on the Securities Issuance and Listing Sponsorship System. Where the above regulations and rules are amended or new relevant laws and regulations are issued, the terms under this Agreement which are conflict with the new laws and regulations shall lapse automatically whereas the terms not conflicting with such new laws and regulations shall remain its effect, and any of the parties hereto shall not release this Agreement therefor.

VII.	The Agreement shall come into force upon signature and seal by parties hereto, effective from the signing date hereof to the expiry of Guidance Period.

VIII.	This Agreement is signed in seven originals, each with the same force of law; the parties hereto shall hold one copy each and the remaining shall be filed with relevant authorities.

(No text contained in this page; it is a signing page for the Sponsorship Agreement between Aluminum Corporation of China Limited and CITIC Securities Co., Ltd., China Galaxy Securities Co., Ltd. in relation to Share Swap Merger of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. and Public Issue of RMB-Dominated Ordinary Shares by Aluminum Corporation of China Limited)

Party A:	Aluminum Corporation of China Limited

Legal (Authorized) representative:	XIAO Yaqing

Date: March 12, 2007

(No text contained in this page; it is a signing page for the Sponsorship Agreement between Aluminum Corporation of China Limited and CITIC Securities Co., Ltd., China Galaxy Securities Co., Ltd. in relation to Share Swap Merger of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. and Public Issue of RMB-Dominated Ordinary Shares by Aluminum Corporation of China Limited)

Party B:	CITIC Securities Company Limited

Legal (Authorized) representative:	De Di Li Ren

Date: March 12, 2007

(No text contained in this page; it is a signing page for the Sponsorship Agreement between Aluminum Corporation of China Limited and CITIC Securities Co., Ltd., China Galaxy Securities Co., Ltd. in relation to Share Swap Merger of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. and Public Issue of RMB-Dominated Ordinary Shares by Aluminum Corporation of China Limited)

Party C:	China Galaxy Securities Co., Ltd

Legal (Authorized) representative:	LIU Guangyao

Date: March 12, 2007

EXHIBIT 8.1

A list of Aluminum Corporation of China Limited's subsidiaries is provided in Note 2 to the consolidated financial statements included in this annual report following Item 19.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, XIAO Yaqing, certify that:

1.	I have reviewed this annual report on Form 20-F of Aluminum Corporation of China Limited;

- 212 -

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the Audit Committee of company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

/s/ XIAO Yaqing
. . . . . . . . . . . . . . . . . . . . . . . . . .

XIAO Yaqing
Chief Executive Officer

June 20, 2007

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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the Audit Committee of company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

/s/ CHEN Jihua
. . . . . . . . . . . . . . . . . . . . . . . . . .

CHEN Jihua
Chief Financial Officer

June 20, 2007

EXHIBIT 13.1

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report (the "Report")on Form 20-F of Aluminum Corporation of China Limited (the "Company") for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), XIAO Yaqing, as Chief Executive Officer of the Company, and CHEN Jihua, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: /s/ XIAO Yaqing

Name: XIAO Yaqing
Title: Chief Executive Officer

Date: June 20, 2007

By: /s/ CHEN Jihua

Name: CHEN Jihua
Title: Chief Financial Officer

Date: June 20, 2007

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement, required by Section 906 has been provided to Aluminum Corporation of China Limited, and furnished to the Securities and Exchange Commission or its staff upon request.

Aluminum Corporation of China Limited Consolidated Financial Statements

Aluminum Corporation of China Limited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

We have completed an integrated audit of Aluminum Corporation of China Limited's 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2004 and 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with Hong Kong Financial Reporting Standards ("HKFRS") In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

HKFRS vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 35 relating to the U.S. GAAP reconciliation to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 on page 127 of the 2006 Form 20-F of the Company, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in management's Report on Internal Control over Financial Reporting, management has excluded Fushun Aluminum Company Limited, Zunyi Aluminum Company Limited, Shandong Huayu Aluminum and Power Company Limited, Gansu Hualu Aluminum Company Limited and Shanxi Huasheng Aluminum Company Limited from its assessment of internal control over financial reporting as of December 31, 2006 because these entities were acquired during 2006 and qualified under current United States Securities and Exchange Commission regulations for exclusion from management's assessment of internal control over financial reporting. We have also excluded these entities from our audit of internal control over financial reporting. All of these entities are subsidiaries of the Company and their total assets and total revenues in aggregate represent 11% and 7%, respectively, of the Company's related consolidated financial statement amounts as of and for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, June 20, 2007

Aluminum Corporation of China Limited and its Subsidiaries Consolidated balance sheets As of December 31, 2005 and 2006 (All RMB and US$ amounts in thousands, except share and per share amount)

As of December 31,

	2005	2006	2006
Note	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	6	7,597,727	12,802,775	1,640,519
Accounts receivable, net	7	961,191	2,026,162	259,628
Inventories	8	7,234,731	9,036,382	1,157,902
Other current assets	9	1,169,021	1,862,591	238,668

Total current assets	16,962,670	25,727,910	3,296,717

Non-current assets
Available-for-sale financial assets	10	10,200	18,182	2,330
Interest in jointly controlled entities	11(a)	184,399	575,794	73,781
Interest in associates	11(b)	886,375	1,273,226	163,148
Intangible assets	12	721,479	716,145	91,765
Property, plant and equipment	13	39,773,607	48,637,540	6,232,306
Land use rights	14	62,275	648,604	83,111
Deferred tax assets	18	408,874	406,915	52,141

Total non-current assets	42,047,209	52,276,406	6,698,582

Total assets	59,009,879	78,004,316	9,995,299

Liabilities and Equity

Liabilities

Current liabilities
Accounts payable	15	2,649,249	2,887,473	369,994
Other payables and accruals	16	5,585,317	6,870,633	880,388
Current income tax liabilities		999,117	1,704,509	218,412
Borrowings	17	5,703,818	10,097,969	1,293,931

Total current liabilities	14,937,501	21,560,584	2,762,725

Non-current liabilities
Borrowings	17	9,690,493	8,480,736	1,086,703
Deferred tax liabilities	18	176,991	197,070	25,252

Total non-current liabilities	9,867,484	8,677,806	1,111,955

Total liabilities	24,804,985	30,238,390	3,874,680

Contingencies and commitments	32 and 33

Equity

Equity attributable to the equity holders of the Company
Share capital	19(a)	11,049,876	11,649,876	1,492,789
Reserves		21,594,563	32,574,858	4,174,070

	32,644,439	44,224,734	5,666,859

Minority interest	1,560,455	3,541,192	453,760

Total equity	34,204,894	47,765,926	6,120,619

Total liabilities and equity	59,009,879	78,004,316	9,995,299

The accompanying notes are an integral part of these consolidated financial statements.

Aluminum Corporation of China Limited and its Subsidiaries

Consolidated statements of income
For the years ended December 31, 2004, 2005 and 2006
(All RMB and US$ amounts in thousands, except share and per share amount)

For the years ended December 31,

	2004	2005	2006	2006
Note	RMB	RMB	RMB	US$

Revenue	20	32,959,343	37,826,486	61,896,265	7,931,250
Cost of sales		22,095,880	25,542,555	41,894,313	5,368,244

Gross profit		10,863,463	12,283,931	20,001,952	2,563,006

Selling and distribution expenses	21	672,311	720,497	958,133	122,773
General and administrative expenses	22	1,196,123	1,489,537	2,092,669	268,151
Research and development expenses		132,635	113,381	113,529	14,547
Other (income) and other (gains)/losses, net	23	(47,656)	(120,720)	(564,619)	(72,349)

Operating profit		8,910,050	10,081,236	17,402,240	2,229,884
Finance costs	27	109,948	366,908	715,717	91,710

Operating profit after finance costs		8,800,102	9,714,328	16,686,523	2,138,174
Share of profit/(loss) of jointly controlled entities	11(a)	(3,953)	372	(11,419)	(1,463)
Share of profit of associates	11(b)	-	26,947	105,141	13,472

Profit before income taxes		8,796,149	9,741,647	16,780,245	2,150,183
Income tax expense	28	2,161,086	2,495,213	4,393,561	562,981

Profit for the year	6,635,063	7,246,434	12,386,684	1,587,202

Attributable to:
Equity holders of the Company	6,391,523	7,022,422	11,744,676	1,504,937
Minority interest	243,540	224,012	642,008	82,265

6,635,063	7,246,434	12,386,684	1,587,202

Basic earning per share for profit
attributable to the equity holders of
the Company during the year
(express in RMB per share)	29	RMB0.58	RMB0.64	RMB1.03	US$0.13

Dividends	30	1,944,778	2,364,673	3,672,137	470,539

The accompanying notes are an integral part of these consolidated financial statements.

Aluminum Corporation of China Limited and its Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2004, 2005 and 2006
(All RMB and US$ amounts in thousands, except share and per share amount)

Attributable to equity holders of the Company

		Statutory	Statutory public	Discretionary	Retained		Minority	Total
Share capital	Capital reserve	surplus reserve	welfare fund	surplus reserve	earnings	Total	interest	equity
(Note 19(a))	(Note 19(b)(i))	(Note 19(b)(ii))	(Note 19(b)(iii))	(Note 19(b)(iii))	(Note 19(b)(iv))
RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2004	10,499,900	3,493,594	592,682	563,017	-	3,836,217	18,985,410	651,928	19,637,338
Issuance of shares, net of issuance costs	549,976	2,700,674	-	-	-	-	3,250,650	360,500	3,611,150
Profit for the year	-	-	-	-	-	6,391,523	6,391,523	243,540	6,635,063
Transfers	-	9,777	685,107	651,292	-	(1,346,176)	-	-	-
Dividends	-	-	-	-	-	(1,060,788)	(1,060,788)	(16,885)	(1,077,673)

As of December 31, 2004	11,049,876	6,204,045	1,277,789	1,214,309	-	7,820,776	27,566,795	1,239,083	28,805,878

Capital injection	-	-	-	-	-	-	-	180,938	180,938
Profit for the year	-	-	-	-	-	7,022,422	7,022,422	224,012	7,246,434
Transfers	-	14,711	783,897	747,864	-	(1,546,472)	-	58	58
Dividends	-	-	-	-	-	(1,944,778)	(1,944,778)	(83,636)	(2,028,414)

As of December 31, 2005	11,049,876	6,218,756	2,061,686	1,962,173	-	11,351,948	32,644,439	1,560,455	34,204,894

Issuance of shares, net of issuance costs	600,000	3,790,469	-	-	-	-	4,390,469	-	4,390,469
Acquisition of subsidiaries (Note 5)	-	-	-	-	-	-	-	853,645	853,645
Capital injection	-	-	-	-	-	-	-	582,400	582,400
Profit for the year	-	-	-	-	-	11,744,676	11,744,676	642,008	12,386,684
Transfers	-	-	3,281,728	(1,962,173)	8,554	(1,328,109)	-	-	-
Dividends	-	-	-	-	-	(4,554,850)	(4,554,850)	(97,316)	(4,652,166)

As of December 31, 2006	11,649,876	10,009,225	5,343,414	-	8,554	17,213,665	44,224,734	3,541,192	47,765,926

As of December 31, 2006 in US$	1,492,789	1,282,560	684,693	-	1,096	2,205,721	5,666,859	453,760	6,120,619

The accompanying notes are an integral part of these consolidated financial statements.

Aluminum Corporation of China Limited and its Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2004, 2005 and 2006
(All RMB and US$ amounts in thousands, except share and per share amount)

For the years ended December 31,

	2004	2005	2006	2006
Note	RMB	RMB	RMB	US$

Cash flows from operating activities

Profit before income taxes		8,796,149	9,741,647	16,780,245	2,150,183
Share of losses/(profits) of jointly controlled entities		3,953	(372)	11,419	1,463
Share of profits of associates		-	(26,947)	(105,141)	(13,472)
Depreciation of property, plant and equipment	26	2,350,711	2,477,877	3,437,438	440,466
Loss on disposal of property, plant and equipment	26	43,740	63,355	55,579	7,122
Impairment loss on property, plant and equipment	26	20,227	4,225	32,303	4,139
Amortization of intangible assets	26	58,468	36,396	24,204	3,101
Amortization of land use rights	26	890	10,671	35,298	4,523
Gain on financial assets at fair value through
profit or loss	23	514	(5,582)	-	-
Realized and unrealized gain on futures contracts	23	25,492	(5,760)	(86,633)	(11,101)
Income from held-to-maturity investments	23	(351)	(193)	-	-
Excess of interest in the net fair value of net
assets acquired over cost	23	-	-	(235,900)	(30,228)
Interest waived	23	(9,777)	(14,711)	-	-
Interest income	23	(61,540)	(89,363)	(183,514)	(23,515)
Interest expense	27	120,800	404,478	673,615	86,316

	11,349,276	12,595,721	20,438,913	2,618,997

Changes in working capital (excluding the
effects of acquisition and exchange
differences on consolidation):
Increase in inventories	(1,164,495)	(1,972,698)	(1,104,109)	(141,478)
(Increase)/decrease in accounts receivable	(985,091)	81,593	(855,407)	(109,610)
Decrease/(increase) in other current assets	2,791	621,348	(465,632)	(59,665)
(Decrease)/increase in accounts payable	(912,682)	570,521	(118,936)	(15,240)
Increase/(decrease) in other payables and accruals	2,167,859	46,326	(228,080)	(29,226)

Cash generated from operating activities	10,457,658	11,942,811	17,666,749	2,263,778

Interest paid	(456,291)	(686,432)	(766,601)	(98,230)
PRC enterprise income taxes paid	(1,736,164)	(2,666,171)	(3,676,188)	(471,059)

Net cash generated from operating activities	8,265,203	8,590,208	13,223,960	1,694,489

Aluminum Corporation of China Limited and its Subsidiaries

Consolidated statements of cash flows (Continued)
For the years ended December 31, 2004, 2005 and 2006
(All RMB and US$ amounts in thousands, except share and per share amount)

For the years ended December 31,

	2004	2005	2006	2006
Note	RMB	RMB	RMB	US$

Cash flows from investing activities

Purchase of intangible assets	12	(81,606)	(28,722)	(29,384)	(3,765)
Purchase of property, plant and equipment,
excluding interest capitalized		(8,972,400)	(7,994,744)	(6,494,582)	(832,202)
Purchase of land use rights	14	-	(56,898)	(44,269)	(5,672)
Proceeds from sales of property, plant and equipment	31	53,864	18,026	201,264	25,790
Cash and cash equivalents acquired from
acquisition of subsidiaries	5	-	-	(472,130)	(60,498)
Purchase of financial assets at fair value through
profit or loss		(3,405)	-	-	-
Investment in jointly controlled entities	11(a)	(49,500)	(117,150)	(402,814)	(51,616)
Investment in associates	11(b)	(45,000)	(799,038)	(247,454)	(31,708)
Increase in time deposits	6	-	-	(3,000,000)	(384,413)
Disposal of held-to-maturity investments		-	11,053	-	-
Disposal of financial assets at fair value through
profit or loss		11,441	47,754	5,540	710
Disposal of available-for-sale financial assets		-	-	200	26
Gain on settlement of futures contracts		(30,764)	9,148	83,976	10,760
Interest received		61,540	89,363	155,427	19,916

Net cash used in investing activities	(9,055,830)	(8,821,208)	(10,244,226)	(1,312,672)

Aluminum Corporation of China Limited and its Subsidiaries

Consolidated statements of cash flows (Continued)
For the years ended December 31, 2004, 2005 and 2006
(All RMB and US$ amounts in thousands, except share and per share amount)

For the years ended December 31,

	2004	2005	2006	2006
Note	RMB	RMB	RMB	US$

Net cash (outflow)/inflow before financing		(790,627)	(231,000)	2,979,734	381,817

Cash flows from financing activities

Issue of shares, net of issuance expenses		3,250,650	-	4,390,469	562,585
Issue of short-term bonds, net of issuance expenses	17(c)	-	1,943,200	4,913,400	629,592
Repayment of short-term bonds	17(c)	-	-	(2,000,000)	(256,276)
News bank loans		7,302,829	6,987,888	2,878,668	368,866
Repayment of bank loans		(5,418,356)	(5,478,648)	(6,438,265)	(824,985)
Dividends paid by subsidiaries to minority
shareholders		(16,885)	(83,636)	(81,429)	(10,434)
Capital injection by minority shareholders		360,500	180,938	92,400	11,840
Dividends paid	30	(1,060,788)	(1,944,778)	(4,529,929)	(580,455)

Net cash inflow/(outflow) from financing
activities	4,417,950	1,604,964	(774,686)	(99,267)

Net increase in cash and cash equivalents	3,627,323	1,373,964	2,205,048	282,550
Cash and cash equivalents at beginning of the year	2,596,440	6,223,763	7,597,727	973,556

Cash and cash equivalents at end of the year	6	6,223,763	7,597,727	9,802,775	1,256,106

The accompanying notes are an integral part of these consolidated financial statements.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

1.	General information

Aluminum Corporation of China Limited (Chinese Characters) (the "Company") and its subsidiaries (together the "Group") are principally engaged in bauxite mining, alumina refining and aluminum smelting. Principal products are alumina and primary aluminum.

The Company is a joint stock company incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 12B, Fuxing Road, Haidian District, Beijing, the PRC.

The Company has its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange, Inc. in 2001. On April 30, 2007, the Company's A shares was listed on the Shanghai Stock Exchange in the PRC (Note 19(a)).

The consolidated financial statements are expressed in Chinese Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2006 have been translated into United States Dollars ("US$") at the noon buying rate in New York City on December 31, 2006 for cable transfers in RMB by the Federal Reserve Bank of New York of US$1.00 = RMB7.8041. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rates on December 31, 2005, or at any other date.

These consolidated financial statements have been approved for issue by the Board of Directors on June 20, 2007.

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention except that financial assets and financial liabilities at fair value through profit or loss and available-for-sale financial assets are stated at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(i)	New standards, amendments to published standards and interpretations which are effective in 2006

The following new standards, amendments to published standards and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 and are relevant to the Group's operations.

*

Amendment to HKAS 39, Amendment to "The Fair Value Option", effective for annual periods beginning on or after January 1, 2006. This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

*

Amendment to HKAS 39 and HKFRS 4, Amendment to "Financial Guarantee Contracts", effective for annual periods beginning on or after January 1, 2006. This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The adoption of this amendment does not have a significant impact on the Group's financial statements.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of preparation (Continued)

(i)	New standards, amendments to published standards and interpretations which are effective in 2006 (Continued)

*

HKFRS 6, "Exploration for and Evaluation of Mineral Resources", effective for annual periods beginning on or after January 1, 2006. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of HKAS 8 "Accounting policies, changes in accounting estimates and errors". Thus, an entity adopting HKFRS 6 may continue to use the accounting policies applied immediately before adopting this HKFRS. This includes continuing to use recognition and measurement practices that are part of those accounting policies. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

*

HK(IFRIC)-Int 4, "Determining Whether an Arrangement Contains a Lease", effective for annual periods beginning on or after January 1, 2006. It requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Some of the Group's contracts are required to be accounted for as leases in accordance with HKAS 17, "Leases". However, these leases are operating leases, and their reclassifications have no impact on the expense recognized in respect of them.

(ii)	New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following are the new standards and interpretations to existing standards that have been published and are mandatory for accounting periods beginning on or after May 1, 2006 or later periods that the Group has not early adopted:

*

HKFRS 7, "Financial Instruments: Disclosures" (effective for annual periods beginning on or after January 1, 2007), HKAS 1, "Amendments to capital disclosures" (effective for annual periods beginning on or after January 1, 2007). HKFRS 7 introduces new disclosures relating to financial instruments. The Group has assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will adopt HKFRS 7 and the amendment to HKAS 1 from annual periods beginning January 1, 2007.

*

HKFRS 8 "Operating Segments" (effective for accounting periods beginning on or after 1 January 2009). HKFRS 8 supersedes HKAS 14, "Segment Reporting", which requires segments to be reported based on the Group's internal reporting pattern as they represent components of the Group regularly reviewed by management. Management considers the adoption of HKFRS 8 will have no significant impact on the segment disclosures of the Group. The Group will apply HKFRS 8 from January 1, 2009.

*

HK(IFRIC)-Int 8, "Scope of HKFRS 2" (effective for annual periods beginning on or after May 1, 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of HKFRS 2. The Group will apply HK(IFRIC)-Int 8 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

*

HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives" (effective for annual periods beginning on or after June 1, 2006). The Group will adopt HKIFRIC - Int 9 from January 1, 2007, but management believes that this interpretation should not have significant impact on the Group's accounting policies as the Group has already assessed whether embedded derivatives should be separated using principles consistent with HK(IFRIC)-Int 9.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of preparation (Continued)

(ii)	New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

*

HK(IFRIC)-Int 10, "Interim Financial Reporting and Impairment" (effective for annual periods beginning on or after November 1, 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

*

HK(IFRIC)-Int 11, "HKFRS 2 - Group and treasury share transfer" (effective for annual periods beginning on or after March 1, 2007). This interpretation addresses how certain share-based payment arrangements between group companies should be accounted for in the financial statements. The Group will apply HK(IFRIC)-Int 11 from January 1, 2008 but it is not expected to have any significant impact on the Group's financial statements.

(iii)	Interpretation to existing standards that are not yet effective and not relevant to the Group's operations

The following interpretation to existing standards has been published that is mandatory for accounting periods beginning on or after March 1, 2006 or later periods which is not relevant to the Group's operations:

*	HK(IFRIC)-Int 7, "Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies" (effective from March 1, 2006).

*	HK(IFRIC)-Int 12, "Service Concession Arrangements", (effective for annual accounting period beginning on or after 1 January 2008).

(iv)	Standards, amendments and interpretations effective in 2006 but not relevant to the Group's operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but which are not relevant to the Group's operations:

*	HKAS 19 Amendment - "Employee Benefits";
*	HKAS 21 Amendment - "New Investment in a Foreign Operation";
*	HKAS 39 Amendment - "Cash Flow Hedge Accounting of Forecast Intragroup Transactions";
*	HKFRS 1 Amendment - "First-time Adoption of Hong Kong Financial Reporting Standards"
*	HK(IFRIC)-Int 5, "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"; and
*	HK(IFRIC)-Int 6, "Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment"

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation

The consolidated financial statements included the results of the Company and its subsidiaries made up to December 31.

(i)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Minority interest represents the interests of outside shareholders in the operating results and net assets of subsidiaries.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2(c)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(i)	Subsidiaries (Continued)

The following table lists the Company's principal subsidiaries. The English language names set forth below represent direct translation by management from their official Chinese names, solely for the convenience of reference.

	Place of
	incorporation
	and		Particulars of	Equity interest
Name	operation	Legal status	issued capital	held 2006	Principal activities

Shandong Aluminum Industry Co., Ltd.	PRC	Joint stock company	672,000	71.43%	Manufacture and
(Chinese Characters) (Note 19(a))		with limited liability	A shares of RMB1		distribution of
		listed on the	each		alumina and primary
		Shanghai Stock			aluminum
		Exchange
		(Note 19(a))
Shanxi Longmen Aluminum Co., Ltd.	PRC	Company with limited	Paid up capital of	55%	Manufacture and
(Chinese Characters)		liability	RMB35,978		distribution of
					primary aluminum
The Institute of Shandong Qiyun Colored Metallurgy	PRC	*	Paid up capital of	100%	Design of production
Engineering Co., Ltd			RMB9,900		process and
(Chinese Characters)					provision of technical
					consulting services
Zibo Wancheng Industrial Trading Co., Ltd.	PRC	Company with	Paid up capital of	100%	Provision of repair
(Chinese Characters)		limited liability	RMB13,830		and maintenance
					services for electrical
					plant and machinery
Zhengzhou Hicer Hitech Ceramics Co., Ltd.	PRC	Company with	Paid up capital of	80%	Manufacture and
(Chinese Characters)		limited liability	RMB5,000		distribution of
					ceramic products
Shanxi Aluminum Factory Carbon Plant	PRC	#	Paid up capital of	72.57%	Manufacture and
(Chinese Characters)			RMB11,820		distribution of
					eleclrode
China Aluminum International Trading Corp., Ltd.	PRC	Company with	Paid up capital of	90.5%	Import and export
(Chinese Characters)		limited liability	RMB200,000		activities
Shandong Aluminum Electronic Technology Co., Ltd	PRC	Company with	Paid up capital of	53.57%	Manufacture and
(Chinese Characters)		limited liability	RMB20,000		distribution of
					electronic products
Research & Design Institute of China Great Wall	PRC	#	Paid up capital of	100%	Design provision of
Aluminum Corporation			RMB2,000		technical consulting
(Chinese Characters)					services
Shanxi Huazhe Aluminum and Electicity Co., Ltd.	PRC	Company with	Paid up capital of	60%	Manufacture and
(Chinese Characters)		limited liability	RMB1,500,000		trading of primary
					aluminum products,
					and the generation
					of electricity
Aluminum Corporation of China Hong Kong Ltd.	Hong Kong	Company with	Paid up capital of	100%	Foreige investment
(Chinese Characters)		limited liability	HK$7,000		and alumina import
					and export activities
China Aluminum Qinghai International Trading	PRC	Company with	Paid up capital of	81.45%	Import and export
Corp., Ltd (Chinese Characters)		limited liability	RMB6,000		activities

Chalco Foshan Trading Co., Ltd	PRC	Company with	Paid up capital of	89.60%	Trading of alumina
(Chinese Characters)		limited liability	RMB10,000		and primary
					aluminum products
Chalco Chongqing Trading Co., Ltd	PRC	Company with	Paid up capital of	90.05%	Trading of alumina
(Chinese Characters)		limited liability	RMB3,000		and primary
					aluminum products

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(i)	Subsidiaries (Continued)

	Place of
	incorporation
	and		Particulars of	Equity interest
Name	operation	Legal status	issued capital	held 2006	Principal activities

China Aluminum International Shipping and	PRC	Company with	Paid up capital of	88.69%	Transportation of
Forwarding (Beijing) Corp., Ltd (Chinese		limited liability	RMB6,000		services
Characters)
Chalco Kelin Aluminum of Shanghai Co.,	PRC	Company with	Paid up capital of	89.60%	Trading of colored
Ltd (Chinese Characters)		limited liability	RMB3,000		metallurgy
					materials and
					bauxite
Chalco Western Qinghai Int'l Trading Co., Ltd.	PRC	Company with	Paid up capital of	81.45%	Import and export
(Chinese Characters)		limited liability	RMB15,000		activities
Shanxi Huatai Coal Co., Ltd. (Chinese	PRC	Company with	Paid up capital of	98.34%	Production and
Characters)		limited liability	RMB42,000		distribution of coal
					related products
Chalco Shandong International Trading Co.	PRC	Company with	Paid up capital of	81.90%	Import and export
Ltd. (Chinese Characters)		limited liability	RMB10,000		activities
Chalco Henan International Trading Co. Ltd.	PRC	Company with	Paid up capital of	81.90%	Import and export
(Chinese Characters)		limited liability	RMB3,000		activities
Fushun Aluminum Co., Ltd (Chinese	PRC	Company with	Paid up capital of	100%	Production and
Characters)		limited liability	RMB500,000		trading of primary
					aluminum products
Zunyi Aluminum Co., Ltd (Chinese Characters)	PRC	Company with	Paid up capital of	61.29%	Production and
		limited liability	RMB330,000		trading of primary
					aluminum products
Shandong Huayu Aluminum and Power Co.,	PRC	Company with	Paid up capital of	55%	Production and
Ltd. (Chinese Characters)		limited liability	RMB899,500		trading of primary
					aluminum products
Gansu Hualu Aluminum Co., Ltd (Chinese	PRC	Company with	Paid up capital of	51%	Production and
Characters)		limited liability	RMB530,000		trading of primary
					aluminum products
Shanxi Huasheng Aluminum Co.,	PRC	Company with	Paid up capital of	51%	Production and
Ltd (Chinese Characters)		limited liability	RMB1,000,000		trading of primary
					aluminum products
Chalco Zunyi Alumina Co., Ltd	PRC	Company with	Paid up capital of	67%	Production and
(Chinese Characters)		limited liability	RMB280,000		trading of
					alumina products

Notes:

#

As of December 31, 2006, the legal status of these subsidiaries was "state-owned enterprise". The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the opinion that these enterprises meet the criteria of being a subsidiary.

*

During the year ended December 31, 2006, the Chinese language name of the subsidiary was changed to The Design Institute of Shandong Qiyun Colored Metallurgy Engineering Co., Ltd. (Chinese Characters) from The Design Institute of Shandong Aluminum Corporation (Chinese Characters). Its paid-up capital was increased to RMB9,900 from RMB3,000 through utilizing its statutory surplus reserve.

(ii)	Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interests are also recorded in equity. For disposals to minority interests, differences between any proceeds received and the relevant share of minority interests are also recorded in equity.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (Continued)

(iii)	Jointly controlled entities

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group's jointly controlled entities is set out in Note 11(a) to the consolidated financial statements.

(iv)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group's associates is set out in Note 11(b) to the consolidated financial statements.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(c)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities and is tested annually for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group allocates goodwill to each business segment and is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that the Company expects to benefit from the business combination in which the goodwill arose.

(ii)	Mining rights

Mining rights acquired, including exploration costs, are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

(iii)	Research and development expenses

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:

(a)	it is technically feasible to complete the intangible asset so that it will be available for use or sale;
(b)	management intends to complete the intangible asset and use or sell it;
(c)	there is an ability to use or sell the intangible asset;
(d)	it can be demonstrated how the intangible asset will generate probable future economic benefits;
(e)	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
(f)	the expenditure attributable to the intangible asset during its development can be reliably measured.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(c)	Intangible assets (Continued)

(iii)	Research and development expenses (Continued)

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding five years. Development assets are tested for impairment annually.

During the years ended December 31, 2004, 2005 and 2006, research expenditure of RMB132,635, RMB113,381 and RMB113,529, was recognized as an expense in the consolidated income statement, and no development assets were recognized.

(iv)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding three years).

(d)	Property, plant and equipment

Property, plant and equipment are stated at cost to the Group less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Buildings	15 to 40 years
Plant and machinery - electricity transmission equipment	32 years
Plant and machinery - others	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(d)	Property, plant and equipment (Continued)

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(w)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized with other gains or losses in the income statements.

(e)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost. Cost comprises direct costs of construction as well as capitalized finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses. It is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

(f)	Leases (as the lessee for operating lease)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(g)	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(h)	Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(h)	Financial assets (Continued)

Regular purchases and sales of investments are recognized on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss is initially recognized at fair value and transaction costs are expensed in the income statement. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains or losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in the income statement; translation differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement - is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment testing of accounts receivable and other receivables is described in Note 2(x).

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(i)	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies and are stated at the lower of cost to the Group and net realizable value. Work-in-progress and finished goods, calculated on the weighted average method, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure. Borrowing costs are excluded. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

(j)	Cash and cash equivalents

Cash and cash equivalents are cash in hand, deposits with banks and other cash investments with an original maturity of 3 months or less.

For the purpose of the cash flow statement, time deposits and other cash investments with original maturity more than 3 months are excluded from cash and cash equivalents.

(k)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(ii)	Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the income statement as part of the fair value gain or loss. Translation difference on non-monetary financial assets, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(l)	Provisions

Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax cash flow projection that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(m)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(n)	Accounts payable and other payables

Accounts payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(o)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(p)	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)	Sales of goods

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(ii)	Sales of services

Revenue from the provision of services is recognized when the services are rendered.

(iii)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(iv)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(q)	Employee benefits

(i)	Bonus plans

The expected cost of bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii)	Retirement benefit obligations

The Group pays contribution on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(q)	Employee benefits (Continued)

(iii)	Housing funds

The Group provides housing funds based on certain percentage of the wages and with no more than the upper limit of the requirement. The housing funds are paid to social security organization and corresponding amounts paid are expensed as incurred.

(r)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(s)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding.

Other borrowing costs are expensed as incurred.

(t)	Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Group is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Group's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007. The expenditures necessary to complete remediation efforts are not expected to be significant to cash flows or results of operations in any periods.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of significant accounting policies (Continued)

(u)	Government subsidies

Grants or subsidies from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants or subsidies relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants or subsidies relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(v)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(w)	Impairment of investments in subsidiaries, jointly controlled entities, associates and non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(x)	Accounts receivable and other receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

3.	Financial risk management

The Group is subjected to the following market risk:

3.1	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk, and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units.

(a)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The carrying amount of receivables included in the balance sheet represents the Group's maximum exposure to credit risk in relation to its financial assets. The relevant departments assess the credit quality of the customer, taking into account its financial position, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful receivables have been made in the financial statements. Management does not expect any losses from non-performance by these counterparties.

None of the Group's customers exceed 10% of the Group's total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

(b)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 17 to the consolidated financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not use any derivative instruments to reduce its economic exposure to changes in interest rates.

(c)	Foreign currency risk

The Group has assets and liabilities primarily with respect to the US Dollar ("US$") and Australian Dollar ("AUS$") that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

3.	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(d)	Commodity price risk

As the Group sells alumina and primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in aluminum price. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding losses are recorded in the income statement for the year.

(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and short-term deposits, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

3.2	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

3.3	Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The carrying value less impairment provision of trade receivables and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The carrying amounts of the Group's financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable and other receivables and financial liabilities, including trade accounts payable, bills payable, short-term debt and other payables, approximate their fair values due to their short maturity.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Useful lives and impairment of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, and will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

The impairment loss on property, plant and equipment is recognized for the amount by which the carrying amount exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(w) of this section. The recoverable amounts have been determined based on fair value less costs to sell, which is based on the best information available to reflect the amount that obtainable at each of the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs to disposal.

(b)	Income taxes

The Group is subject to income taxes in various regions within the PRC. As a result of certain matters relating to the income taxes that have not been confirmed by the local tax bureau, objective estimate and judgment based on currently enacted tax laws, regulations and other related policies are required in determining the provision of income taxes to be made. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact the income tax and tax provisions in the period in which the differences realize.

(c)	Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature. Management reassesses the estimation on each of the balance sheet date.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

5.	Business combinations

During 2006, the Group completed the acquisition of the following entities incorporated and operated in the PRC, which are engaged in the manufacturing and trading of primary aluminum products.

		Equity interest	Consideration paid/
Date of acquisition	Name of entity	acquired	payable

			RMB

March 11, 2006	Fushun Aluminum Co., Ltd (Chinese Characters)	100%	500,000
	("Fushun Aluminum")
July 15, 2006	Zunyi Aluminum Co., Ltd (Chinese Characters)	61.29%	202,251
	("Zunyi Aluminum")
July 18, 2006	Shandong Huayu Aluminum and Power Co., Ltd.	55%	412,252
	(Chinese Characters) ("Huayu Aluminum")
September 19, 2006	Gansu Hualu Aluminum Co., Ltd (Chinese Characters)	51%	270,300
	("Hualu Aluminum")

			1,384,803

The English language names of certain subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

The acquired businesses contributed revenues in aggregate of RMB3,924,075 and net profits of RMB458,060 to the Group for the period from the respective dates of acquisition to December 31, 2006. Had all the acquisitions been occurred on January 1, 2006, the acquired businesses would have contributed in unaudited aggregate revenues of approximately RMB4,593,000 and unaudited net profits of approximately RMB495,000 to the Group for the period from January 1, 2006 to December 31, 2006. Contributions by each acquisition are summarized below:

Contribution by the acquired	Had the acquisitions took place on
business from the respective dates	January 1, 2006,
of acquisition to December 31, 2006	contribution by the acquired business

	Revenue	Net profit	Revenue	Net profit
			(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB

Fushun Aluminum	1,607,961	86,240	1,697,947	87,596
Zunyi Aluminum	718,455	153,696	1,297,348	189,584
Huayu Aluminum	1,020,194	129,469	1,020,194	129,469
Hualu Aluminum	577,465	88,655	577,465	88,655

3,924,075	458,060	4,592,954	495,304

Details of net assets acquired and excess of acquired interest over cost of the above businesses during 2006 in aggregate are as follows:

RMB

Purchase consideration - cash	1,384,803
Fair value of net identifiable assets acquired (See below)	1,562,775

Excess of interest in the net fair value of net assets acquired over cost (Note 23)	177,972

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

5.	Business combinations (Continued)

The fair values of the assets and liabilities arising from each acquisition are as follows:

Fushun Aluminum	Zunyi Aluminum	Huayu Aluminum	Hualu Aluminum	Total

Acquiree's	Acquiree's	Acquiree's	Acquiree's	Acquiree's
	Carrying		Carrying		Carrying		Carrying		Carrying
	amounts	Fair value	amounts	Fair value	amounts	Fair value	amounts	Fair value	amounts	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Property, plant and
equipment (Note 13)	832,546	832,546	585,711	673,153	1,659,986	1,665,169	829,798	830,065	3,908,041	4,000,933
Land use rights (Note 14)	194,175	194,175	53,285	91,379	110,737	119,552	172,252	172,252	530,449	577,358
Inventories	171,208	171,208	60,068	60,068	204,379	204,379	230,802	230,802	666,457	666,457
Deferred tax assets (Note 18)	-	-	22,821	22,821	-	-	10,353	10,353	33,174	33,174
Receivables	5,826	5,826	142,569	142,569	10,000	10,000	230,556	230,556	388,951	388,951
Cash and cash equivalents	1,392	1,392	241,402	241,402	-	-	269,879	269,879	512,673	512,673
Payables and accruals	(122,374)	(122,374)	(225,989)	(225,989)	(472,552)	(472,552)	(412,491)	(412,491)	(1,233,406)	(1,233,406)
Borrowings	(581,400)	(581,400)	(537,100)	(537,100)	(613,050)	(613,050)	(798,170)	(798,170)	(2,529,720)	(2,529,720)

Net assets	501,373	501,373	342,767	468,303	899,500	913,498	532,979	533,246	2,276,619	2,416,420

Minority interest		-		(181,281)		(411,074)		(261,290)		(853,645)

Net assets acquired	501,373	287,022	502,424	271,956	1,562,775

Purchase consideration	1,384,803

Purchase consideration remained unsettled as of December 31, 2006 (included in other payables (Note 16))	(400,000)

Cash and cash equivalents in subsidiaries acquired	(512,673)

Cash outflow on acquisitions	472,130

There was no acquisition of subsidiary during the years ended December 31, 2004 and 2005.

6.	Cash and cash equivalents

As of December 31,

2005	2006
RMB	RMB

Cash at bank and in hand	7,597,727	9,802,775
Time deposits	-	3,000,000

7,597,727	12,802,775

As of December 31, 2006, the effective interest rate on time deposits ranged from 2.25% per annum to 2.52% per annum. These time deposits have an average maturity of 183 days to 365 days.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

6.	Cash and cash equivalents (Continued)

The Group's cash and cash equivalents were denominated in the following currencies:

As of December 31,

2005	2006
RMB	RMB

Chinese Renminbi (Note)	7,536,106	12,351,042
U.S. Dollar	57,976	239,493
Hong Kong Dollar	2,745	9,461
Euro Dollar	900	3,983
Australian Dollar	-	196,809
Swiss Francs	-	1,987

7,597,727	12,802,775

Note:

RMB is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material difference between future exchange rate and the current exchange rate or historical exchange rate. The Group believes that it is able to obtain sufficient foreign exchange for the performance of its relevant obligations.

For the purpose of the cash flow statement, time deposits with original maturity more than 3 months are excluded from cash and cash equivalents as follows:

As of December 31,

2004	2005	2006
RMB	RMB	RMB

Cash at bank and in hand, and time deposits	6,223,763	7,597,727	12,802,775
Less:	Time deposits with original maturity more than
	3 months	-	-	(3,000,000)

Cash and cash equivalents for the purpose of the cash flow statement	6,223,763	7,597,727	9,802,775

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

7.	Accounts receivable, net

As of December 31,

2005	2006
RMB	RMB

Trade receivables	457,556	671,178
Less: Provision for impairment of receivables	(278,395)	(312,572)

	179,161	358,606

Trade receivables from related parties	246,919	254,232
Less: Provision for impairment of receivables	(176,458)	(156,406)

70,461	97,826

	249,622	456,432
Bills receivable (Note)	711,569	1,569,730

961,191	2,026,162

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. As of December 31, 2005 and 2006, the aging analysis of trade receivables, net of provision, is as follows:

As of December 31,

2005	2006
RMB	RMB

Within 1 month	112,013	304,522
Between 2 and 6 months	55,670	113,671
Between 7 and 12 months	39,973	8,552
Between 1 and 2 years	21,530	10,627
Over 2 years	20,436	19,060

249,622	456,432

Note: Bills receivable are bills of exchange with maturity dates within six months.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

8.	Inventories

As of December 31,

2005	2006
RMB	RMB

Raw materials	3,016,770	3,337,349
Work in progress	2,144,369	3,199,175
Finished goods	1,489,061	1,929,092
Production supplies	584,531	570,766

7,234,731	9,036,382

For the years ended December 31, 2004, 2005 and 2006, the cost of inventories recognized as expenses and included in cost of goods sold in the consolidated income statements amounted to RMB21,503,250, RMB24,822,109 and RMB41,016,734, respectively.

9.	Other current assets

As of December 31,

2005	2006
RMB	RMB

Purchase deposits to suppliers	652,225	1,072,882
Deposits and prepayments	183,962	350,295
Value-added tax recoverable	42,073	107,454
Financial assets at fair value through profit or loss (Note)	5,540	-
Interest receivable	180	28,267
Other receivables	36,775	74,001

	920,755	1,632,899
Receivables from related parties	248,266	229,692

1,169,021	1,862,591

Note:	As of December 31, 2005, financial assets at fair value through profit or loss represented PRC treasury bonds which were disposed of during the year ended December 31, 2006.

As of December 31, 2005 and 2006, other receivables were stated net of provision for doubtful receivables of RMB249,428 and RMB270,743, respectively.

The maximum exposure to credit risk in respect of the above other current assets at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

10.	Available-for-sale financial assets

Available-for-sale financial assets are investments in shares of fellow subsidiaries and other equity investments denominated in RMB, and are unquoted equity securities in which no quoted market prices for such financial assets are available in the PRC. They are stated at cost as a reasonable estimate of fair value could not be made without incurring excessive costs and they are not material to the Group's consolidated financial statements.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

11.	Interests in jointly controlled entities/associates

(a)	Interests in jointly controlled entities

Movements in interests in jointly controlled entities are as follows:

2005	2006
RMB	RMB

Beginning of the year	66,877	184,399
Additions	117,150	402,814
Share of profits/(losses)	372	(11,419)

End of the year	184,399	575,794

As of December 31, 2006, jointly controlled entities of the Group are as follows:

	Place of
	incorporation
	and		Particulars of	Equity interest
Name	operation	Legal status	issued capital	held 2006	Principal activities

Shanxi JinXin Aluminum Co., Ltd	PRC	Company with	Paid up capital of	50%	Production and
(Chinese Characters)		limited liability	RMB20,000		distribution of
					primary aluminum
Guangxi Guixi Huayin Aluminum Co. Ltd.	PRC	Company with	Paid up capital of	33%	Production and
(Chinese Characters) (Note 33(b)(i))		limited liability	RMB1,735,650		distribution of
					alumina

The English language names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

11.	Interests in jointly controlled entities/associates (Continued)

(a)	Interests in jointly controlled entities (Continued)

The Group's share of interests in its jointly controlled entities is as follows:

As of December 31,

2005	2006
RMB	RMB

Assets:
Non-current assets	157,963	607,188
Current assets	198,617	615,473

356,580	1,222,661

Liabilities:
Non-current liabilities	17,618	639,506
Current liabilities	154,563	7,361

172,181	646,867

Net assets	184,399	575,794

Proportionate interests in jointly controlled entities' commitments	2,116,552	1,612,295

For the years ended
December 31,

	2004	2005	2006
	RMB	RMB	RMB

Income	41,117	50,720	14,644
Expenses	(45,070)	(50,348)	(26,063)

(Loss)/profit after income tax	(3,953)	372	(11,419)

As of December 31, 2005 and 2006, there are no material contingent liabilities relating to the Group's interests in the jointly controlled entities, and no material contingent liabilities of the jointly controlled entities themselves.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

11.	Interests in jointly controlled entities/associates (Continued)

(b)	Interests in associates

Movements in interests in associates are as follows:

2005	2006
RMB	RMB

Beginning of the year	45,000	886,375
Additions (Note (iii))	814,428	305,382
Share of profits	26,947	105,141
Dividend	-	(23,672)

End of the year	886,375	1,273,226

(b)	Interests in associates

As of December 31, 2006, associates of the Group are as follows:

Place of
incorporation
	and		Particulars of	Equity interest
Name	operation	Legal status	issued capital	held 2006	Principal activities

Jiaozuo Coal Group	PRC	Company with	Paid up capital of	30%	Coal production
Xinxiang (Zhangu)		limited liability	RMB252,000
Energy Corporation Co.
Ltd. (Note (i))

Lanzhou Aluminum	PRC	Company with	Paid up capital of	28%	Trading and
Corporation Ltd.		limited liability	RMB542,327		production of
(Note (iii))					primary
aluminum and
aluminum-
fabricated
products

Jiaozuo Wanfang	PRC	Company with	Paid up capital of	29%	Trading and
Aluminum		limited liability	RMB480,176		production of
Manufacturing Company					primary
Ltd. (Note (iii))					aluminum
products

Notes:
(i)

Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co. Ltd. (Chinese Characters) ("Jiaozuo Energy") was set up between the Company and Jiaozuo Coal (Group) Co., Ltd. (Chinese Characters). The Company has invested RMB75,600 and has 30% equity interest in this associate. The principal activity of the associate is coal production in Henan. As of December 31, 2006, this associate was still at the development stage.

(ii)

Lanzhou Aluminum Corporation Ltd. (Chinese Characters) ("Lanzhou Aluminum") and Jiaozuo Wanfang, both companies with their A shares listed on the Shanghai Stock Exchange in the PRC during the year (see Note 19(a) in respect of subsequent change in the status of Lanzhou Aluminum). The principal activities of Lanzhou Aluminum and Jiaozuo Wanfang are the manufacturing and trading of primary aluminium in the PRC.

(iii)

In September 2006, the Company acquired 29% equity interest in Jiaozuo Wanfang Aluminum Manufacturing Company Ltd. (Chinese Characters) ("Jiaozuo Wanfang"), a company principally engaged in manufacturing and trading of primary aluminium at a cash consideration of RMB247,454. The acquisition resulted in an excess of interest in the net fair value of net assets acquired over cost of RMB57,928 which is recognized in the income statement during the year (Note 23).

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

11.	Interests in jointly controlled entities/associates (Continued)

(b)	Interests in associates (Continued)

The Group's share of interests in its associates is as follows:

Name	Assets	Liabilities	Revenues	Profit	% Interest held
	RMB	RMB	RMB	RMB

As of December 31, 2005

Jiaozuo Coal Group Xinxiang
(Zhangu) Energy Corporation Co. Ltd.	95,118	19,518	-	-	30%

Lanzhou Aluminum
Corporation Ltd.	1,247,867	437,092	586,178	26,947	28%

1,342,985	456,610	586,178	26,947

As of December 31, 2006

Jiaozuo Coal Group Xinxiang
(Zhangu) Energy Corporation
Co. Ltd.	150,876	75,276	-	-	30%
Lanzhou Aluminum
Corporation Ltd.	1,948,081	1,055,695	973,431	81,611	28%
Jiaozuo Wanfang Aluminum
Manufacturing Company Ltd.	890,504	585,264	277,950	23,530	29%

As of December 31, 2006	2,989,461	1,716,235	1,251,381	105,141

The English language names of certain associates represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

12.	Intangible assets

Computer
Goodwill	Mining rights	Software	Total
RMB	RMB	RMB	RMB

As of January 1, 2005
Cost	406,686	404,329	-	811,015
Accumulated amortization	-	(81,862)	-	(81,862)

Net book amount	406,686	322,467	-	729,153

Year ended December 31, 2005
Opening net book amount	406,686	322,467	-	729,153
Additions	-	28,722	-	28,722
Amortization (Note 26)	-	(36,396)	-	(36,396)

Closing net book amount	406,686	314,793	-	721,479

As of December 31, 2005
Cost	406,686	433,051	-	839,737
Accumulated amortization	-	(118,258)	-	(118,258)

Net book amount	406,686	314,793	-	721,479

Year ended December 31, 2006
Opening net book amount	406,686	314,793	-	721,479
Additions	-	22,704	6,680	29,384
Reclassification	-	(10,514)	-	(10,514)
Amortization (Note 26)	-	(23,759)	(445)	(24,204)

Closing net book amount	406,686	303,224	6,235	716,145

As of December 31, 2006
Cost	406,686	444,423	6,680	857,789
Accumulated amortization	-	(141,199)	(445)	(141,644)

Net book amount	406,686	303,224	6,235	716,145

Impairment tests for goodwill:

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to geographical business segment for impairment testing. A segment level summary of the goodwill allocation is presented below:

As of December 31,

	2005	2006
Business segment	RMB	RMB

Alumina	189,419	189,419
Primary aluminum	217,267	217,267

406,686	406,686

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flows projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The key assumptions used for value-in-use calculations included budgeted gross margin and pre-tax discount rate applied to cash flow projections.

As of December 31, 2005 and 2006, there was no impairment loss in the value of goodwill.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

13.	Property, plant and equipment

Motor
		vehicles and	Office and
	Plant and	transportation	other	Construction
Buildings	machinery	facilities	equipment	in progress	Total
RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2005
Cost	13,865,572	26,842,329	1,069,879	278,957	10,625,611	52,682,348
Accumulated depreciation and
impairment	(4,710,847)	(13,199,429)	(590,502)	(134,015)	(21,322)	(18,656,115)

Net book amount	9,154,725	13,642,900	479,377	144,942	10,604,289	34,026,233

Year ended December 31, 2005
Opening net book amount	9,154,725	13,642,900	479,377	144,942	10,604,289	34,026,233
Additions	54,504	77,409	6,835	19,142	8,183,093	8,340,983
Transfers/reclassification	2,766,263	9,171,673	390,699	4,377	(12,333,012)	-
Depreciation	(522,206)	(1,668,296)	(283,828)	(33,673)	-	(2,508,003)
Impairment loss (Note 26)	-	-	-	-	(4,225)	(4,225)
Disposals	(18,205)	(54,217)	(8,514)	(445)	-	(81,381)

Closing net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607

As of December 31, 2005
Cost	16,597,541	35,765,040	1,357,423	279,679	6,467,021	60,466,704
Accumulated depreciation and
impairment	(5,162,460)	(14,595,571)	(772,854)	(145,336)	(16,876)	(20,693,097)

Net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607

Year ended December 31, 2006
Opening net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607
Acquisition of subsidiaries (Note 5)	1,241,998	2,714,206	26,632	17,984	113	4,000,933
Additions	31,338	117,337	32,659	29,772	8,409,563	8,620,669
Transfers/reclassification	1,569,276	8,083,045	545,420	113,574	(10,311,315)	-
Depreciation	(625,497)	(2,681,667)	(123,128)	(38,231)	-	(3,468,523)
Impairment loss (Note 26)	(13,128)	(14,395)	(4,353)	(427)	-	(32,303)
Disposals	(20,671)	(90,680)	(8,484)	(547)	(136,461)	(256,843)

Closing net book amount	13,618,397	29,297,315	1,053,315	256,468	4,412,045	48,637,540

As of December 31, 2006
Cost	19,171,485	47,903,394	2,061,490	401,977	4,428,921	73,967,267
Accumulated depreciation and
impairment	(5,553,088)	(18,606,079)	(1,008,175)	(145,509)	(16,876)	(25,329,727)

Net book amount	13,618,397	29,297,315	1,053,315	256,468	4,412,045	48,637,540

All the buildings of the Group are located in the PRC.

As of December 31, 2006, the carrying amounts of property, plant and equipment amounted to RMB715,055 and RMB2,288,231 were pledged as security for certain of the Group's short-term bank loans (Note 17(b)) and long-term loans (Note 17(a)), respectively. As of December 2005, no property, plant and equipment were pledged.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

13.	Property, plant and equipment (Continued)

For the years ended December 31, 2004, 2005 and 2006, depreciation expenses capitalized in inventories and recognized in the consolidated income statements are analyzed as follows:

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Capitalized in inventories	96,591	30,126	31,085
Charged to cost of goods sold	2,083,268	2,401,900	3,336,313
Charged to selling and distribution expenses	2,981	2,473	4,242
Charged to general and administrative expense	71,295	73,504	96,883

Total	2,254,135	2,508,003	3,468,523

For the years ended December 31, 2004, 2005 and 2006, the Group had capitalized interest on borrowings in property, plant and equipment amounted to RMB399,117, RMB304,122 and RMB193,857, respectively (Note 28).

14.	Land use rights

The Group's interests in land use rights represent prepaid operating lease payments in the PRC held on leases of between 10 to 50 years and their carrying amounts analyzed as follows:

2005	2006
RMB	RMB

Opening	16,048	62,275
Acquisition of subsidiaries (Note 5)	-	577,358
Additions	56,898	44,269
Amortization (Note 26)	(10,671)	(35,298)

Ending	62,275	648,604

All land use rights of the Group are held on leases with remaining operating lease periods within 45 years.

As of December 31, 2006, land use rights of the Group of RMB248,528 were pledged as security for the Group's short-term bank loans (Note17(b)).

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

15.	Accounts payable

As of December 31,

2005	2006
RMB	RMB

Trade payables	2,584,557	2,651,048
Trade payables to related parties	54,526	188,415

	2,639,083	2,839,463
Bills payable (Note)	10,166	48,010

2,649,249	2,887,473

As of December 31, 2005 and 2006, the aging analysis of the trade payables is as follows:

As of December 31,

2005	2006
RMB	RMB

Within 1 month	1,804,096	2,306,560
Between 2 and 6 months	639,520	434,248
Between 7 and 12 months	131,596	871
Between 1 and 2 years	22,806	46,348
Between 2 and 3 years	7,279	5,557
Over 3 years	33,786	45,879

2,639,083	2,839,463

Note: Bills payable are repayable within six months.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

16.	Other payables and accruals

As of December 31,

2005	2006
RMB	RMB

Construction costs payable	1,629,934	1,561,500
Sales deposits from customers	1,571,884	1,577,694
Accrued payroll and bonus	934,869	1,027,737
Staff welfare payable	221,898	304,356
Accrued contributions to retirement schemes	12,174	21,843
Taxes other than income taxes payable (Note (a))	256,990	454,033
Unrealized loss on futures contracts (Note (b))	8,360	5,703
Consideration payable in respect of acquisition of business (Note 5)	-	400,000
Retention monies on construction projects	54,766	131,083
Dividend payable	-	40,808
Others	238,615	409,127

	4,929,490	5,933,884
Amount due to related parties	655,827	936,749

5,585,317	6,870,633

Notes:
(a)	Taxes other than income taxes payable mainly comprise accruals for value-added tax, land use tax and city construction tax.

(b)	The fair value of futures contracts are based on quoted market prices. As of December 31, 2005 and 2006, the Group's position in futures contracts and options of aluminum is as follows:

As of December 31, 2005	As of December 31, 2006

		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity
		RMB	RMB	RMB			RMB	RMB	RMB

Futures
contracts:
- Short	5,000	83,644	92,004	(8,360)	February 2007	13,500	283,896	295,042	(11,146)	January 2007
					to May 2007					to April 2007
- Long	-	-	-	-	-	20,000	438,423	440,178	1,755	January 2007

Options:
- Sales	-	-	-	-	-	31,000	23,543	19,855	3,688	January 2007 to
										December 2007

				(8,360)					(5,703)

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

17.	Borrowings

As of December 31,

2005	2006
RMB	RMB

Non-current:
Long-term bank loans (Note (a))	9,690,493	8,480,736

Current:
Long-term bank loans (Note (a))	1,353,980	2,350,818
Short-term bank loans (Note (b))	2,378,998	2,762,040
Short-term bonds (Note (c))	1,970,840	4,985,111

5,703,818	10,097,969

Total	15,394,311	18,578,705

Estimated fair value of long-term loans (Note (a))	11,043,601	10,829,715

(a)	Long-term bank loans

The maturity of long-term bank loans is as follows:

As of December 31,

2005	2006
RMB	RMB

Within one year	1,353,980	2,350,818
In the second year	1,929,140	2,082,658
In the third to fifth year	4,866,941	4,311,974
After the fifth year	2,894,412	2,086,104

11,044,473	10,831,554

As of December 31, 2005 and 2006, long-term bank loans of RMB503,313 and RMB502,994 were guaranteed by Chinalco, the Company's parent company, respectively (Note 34).

As of December 31, 2005 and 2006, long-term bank loans of a subsidiary of RMB780,000 and RMB780,000 were guaranteed by a minority shareholder of a subsidiary of the Company, respectively.

As of December 31, 2006, long-term bank loans of the Group of RMB1,187,400 were pledged by property, plant and equipment (Note 13) at the carrying amounts of RMB2,288,231. As of December 31, 2005, no long term bank loans were pledged by property, plant and equipment.

As of December 31, 2005 and 2006, long term bank loans of RMB5,165,160 and RMB 4,122,160 were provided by shareholders of the Company, respectively

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

17.	Borrowings (Continued)

(a)	Long-term bank loans (Continued)

The characteristics of the Group's long-term bank loans as of December 31, 2005 and 2006 are analyzed as follows:

As of December 31,

		2005	2006
Loan	Interest rate and final maturity	RMB	RMB

Renminbi-denominated loans:
Development of production facilities	Variable interest rates ranging from 5.2% to 6.4% per
	annum as of December 31, 2006 with maturity dates
	through 2013 (2005: 4.9% to 6.1% per annum with maturity
	date through 2010)	10,021,160	9,649,560

Working capital	Variable interest rates ranging from 3.6% to 6.4% per
	annum as of December 31, 2006 with maturity dates
	through 2011 (2005: 3.6% to 5.2% per annum with
	maturity dates through 2009)	1,014,000	1,173,000

Danish Krone-denominated loans:
Development of production facilities	Fixed interest rates 0.3% per annum as of December 31,
	2006 with maturity dates through 2015 (2005: fixed interest
	rates 0.3% per annum with maturity dates through 2015)	9,313	8,994

11,044,473	10,831,554

The estimated fair values of long-term loans (current portion included) are calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debt with substantially the same characteristics and maturity dates. The discount rates as at December 31, 2005 and 2006 were approximately 4.0% and 5.2%, respectively. The estimated fair value of current borrowings approximates their carrying amounts.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

17.	Borrowings (Continued)

(b)	Short-term bank loans

Short-term bank loans are dominated in following currencies:

As of December 31,

2005	2006
RMB	RMB

Renminbi	836,140	2,762,040
US Dollar	1,542,858	-

2,378,998	2,762,040

As of December 31, 2005 and 2006, the effective interest rates ranged from 3.33% per annum to 5.58% per annum and 4.86% per annum to 5.85% per annum, respectively.

As of December 31, 2006, short-term bank loans of RMB478,200 of certain subsidiaries were guaranteed by their then minority shareholders. As of December 2005, none of the short-term bank loan was guaranteed by minority shareholders.

As of December 31, 2005 and 2006, short-term bank loans of RMB264,140 and RMB761,140 were provided by a shareholder of the Company, respectively.

As of December 31, 2006, short-term bank loans of RMB384,000 of a subsidiary were pledged by the related inventories. As of December 31, 2005, no short term bank loans were pledged by the related inventories.

As of December 31, 2006, short-term bank loans of RMB612,700 of subsidiaries were pledged by property, plant and equipment (Note 13) and land use rights (Note 14) at the carrying amounts of RMB715,055 and RMB248,528, respectively. As of December 31, 2005, no property, plant and equipment were pledged for short-term bank loans.

The estimated fair value of short-term bank loans as of December 31, 2005 and 2006 approximates their carrying amounts.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

17.	Borrowings (Continued)

(c)	Short-term bonds

In June 2005, the Company issued short-term bonds with a total face value of RMB2,000,000 at a discount (face value RMB100 per unit) with a maturity of one year for working capital purposes. The effective interest rate of these bonds was 3.33% per annum. These short-term bonds have matured and were fully redeemed in June 2006.

In May 2006, the Company issued short-term bonds with a total face value of RMB3,000,000 at par (face value RMB100 per unit) with a maturity of one year for working capital purposes. The coupon interest rate of these bonds is 3.13% per annum.

In December 2006, the Company was granted a qualification to issue the second tranche of corporate short-term bonds with a credit of RMB5,000,000, and issued short-term bonds with a total face value of RMB2,000,000 at a discount (face value RMB100 per unit) with a maturity of one year for working capital purposes. The effective interest rate of these bonds is 3.44% (excluding other expenses). As of December 31, 2006, the short-term bonds were stated at net of discount of RMB1,934,312.

The estimated fair value of short-term bonds as of December 31, 2005 and 2006 approximates their carrying amounts.

(d)	Banking facilities

As of December 31, 2005 and 2006, the Group had total banking facilities of approximately RMB37,672,000 and RMB50,082,000, inclusive of long-term facilities of approximately RMB13,963,000 and RMB17,600,000 and other facilities of approximately RMB23,709,000 and RMB32,482,000, respectively. Out of the total banking facilities granted, amounts totaling RMB13,423,000 and RMB13,680,000 have been utilized as of December 31, 2005 and 2006, respectively. As of December 31, 2006, banking facilities of approximately RMB16,200,000 will be subject to renewals in 2007. The Directors of the Company are confident that such banking facilities can be renewed upon expiration

18.	Deferred income tax

Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

As of December 31,

	2005	2006
	RMB	RMB

Deferred tax assets:
- Deferred tax asset to be recovered after more than 12 months	90,229	64,679
- Deferred tax asset to be recovered within 12 months	318,645	342,236

	408,874	406,915

Deferred tax liabilities:
- Deferred tax liabilities to be settled after more than 12 months	176,991	197,070

231,883	209,845

The gross movement on the deferred income tax account is as follows:

	2005	2006
	RMB	RMB

Beginning of the year	140,316	231,883
Acquisition of subsidiaries (Note 5)	-	33,174
(Charged)/ credited to the income statement (Note 28)	91,567	(55,212)

End of the year	231,883	209,845

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

18.	Deferred income tax (Continued)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred tax assets:

Provision for receivable	Impairment of property,
and inventories	plant and equipment	Accrued wages	Tax losses	Others	Total

2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1,	60,681	54,797	46,902	43,152	182,790	240,606	-	46,541	16,997	23,778	307,370	408,874

Acquisition of
subsidiaries (Note 5)	-	12,860	-	12,453	-	6,732	-	-	-	1,129	-	33,174
(Credited)/charged to
the income statement	(5,884)	(10,397)	(3,750)	(3,929)	57,816	17,869	46,541	(34,260)	6,781	(4,416)	101,504	(35,133)

As of December 31,	54,797	57,260	43,152	51,676	240,606	265,207	46,541	12,281	23,778	20,491	408,874	406,915

Movement of deferred tax liabilities:

Capitalization of borrowing costs

	2005	2006
	RMB	RMB

As of January 1,	167,054	176,991
Charged to the income statement	9,937	20,079

As of December 31,	176,991	197,070

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

19.	Issued capital and reserves

(a)	Share capital

Number of shares	Share capital
RMB

At January 1, 2005 and January 1, 2006	11,049,876,153	11,049,876
Issuance of shares	600,000,000	600,000

At December 31, 2006	11,649,876,153	11,649,876

As of December 31, 2005 and 2006, all issued shares are registered and fully paid, divided into 11,049,876,153 shares and 11,649,876,153 shares of RMB1.00 each, comprising 7,750,010,185 and 7,705,910,185 domestic shares and 3,299,865,968 and 3,943,965,968 H shares, respectively.

On May 9, 2006, the Company entered into a placing agreement to place 600,000,000 new H shares, representing approximately 5.43% of the issued shares of the Company (before the placement), at a price of HK$7.25 per share (the "Placement"). In connection with the Placement, the National Social Security Fund Council (the "NSSF") of the PRC entrusted the Company to effect a sale of a total of 44,100,000 H shares upon conversion of the same number of existing domestic shares that are to be allocated from Aluminum Corporation of China ("Chinalco"), the parent company of the Company (Note 37), to NSSF as part of the Placement. Total proceeds from the placement amounted to RMB4,502,492 and total issuance cost amounted to approximately RMB112,023.

At the 2005 Annual General Meeting held on May 10, 2006, the Board approved the Company to submit applications to China Securities Regulatory Commission for the issuance of a maximum of 1,500,000,000 A shares to the PRC public, and to the Shanghai Stock Exchange for the listing of its A shares thereon. The amount to be raised from the proposed A Share issuance is expected to be not more than RMB8,000,000. On February 27, 2007, the Company's shareholders approved the Company to issue no more than 1,500,000,000 domestically listed Renminbi-denominated ordinary shares with nominal value of RMB1.00 each by way of share exchange to acquire the remaining equity interest in Shandong Aluminum and Lanzhou Aluminum. The issuance is structured by way of share exchange with the existing shareholders of Shandong Aluminum and Lanzhou Aluminum other than the Company, at an issuance price of RMB6.60 per share of the Company and will not raise any funds from the public. The Company's proposed A share listing was approved by the China Securities Regulatory Commission on April 20, 2007. The dealings in the A shares of the Company on the Shanghai Stock Exchange commenced on April 30, 2007. As a result, the Company's share capital increased to 12,886,607,892 shares, comprising 7,794,564,567 domestic shares, 1,148,077,357 A shares and 3,943,965,968 H shares, all of RMB1 each. On April 30, 2007, Shandong Aluminum and Lanzhou Aluminum were effectively de-listed from the Shanghai Stock Exchange and became wholly owned subsidiaries of the Company since then.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

19.	Issued capital and reserves (Continued)

(b)	Reserves

(i)	Capital reserve

As of December 31,

2005	2006
RMB	RMB

Capital reserve represents:
Premium on issue of shares upon group reorganization	2,403,804	2,403,804
Premium on subsequent issue of shares to the public	3,504,128	7,294,597
Gain on waiver of interest	171,964	171,964
Other reserve	138,860	138,860

6,218,756	10,009,225

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standards on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies contributed by the Ministry of Finance of the PRC to Chinalco to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco's shares in the Company in the event that new issuance of shares is made in the future.

(ii)	Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Statutory surplus reserve balance should not fall below 25% of the registered capital after the placing.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

19.	Issued capital and reserves (Continued)

(b)	Reserves (Continued)

(iii)	Statutory public welfare fund and discretionary surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. Starting from January 1, 2006 onward, the Company is prohibited from providing further appropriation out of net profit to statutory public welfare fund pursuant to the revised Company Law. The balance of statutory public welfare fund as at January 1, 2006 was converted into statutory surplus reserve fund.

(iv)	Retained earnings

As of December 31,

2005	2006
RMB	RMB

Proposed final dividend (Note 30)	2,364,673	1,481,960
Others	8,987,275	15,731,705

11,351,948	17,213,665

Retained by:
Company and subsidiaries	11,329,684	17,097,679
Jointly controlled entities	(4,683)	(16,102)
Associates	26,947	132,088

11,351,948	17,213,665

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

20.	Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized during the year are as follows:

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Revenue
Sales of goods and services, net of value-added tax	32,313,076	37,110,319	61,015,134

Other revenues (Note)
Rendering of services	33,145	114,211	138,401
Sales of scrap and other materials	339,585	303,200	376,598
Supply of electricity, heat, gas and water	273,537	298,756	366,132

646,267	716,167	881,131

Total revenues	32,959,343	37,826,486	61,896,265

Note:

Total other revenues and related cost of sales were previously classified as "net other revenues and gains" for the years ended December 31, 2004 and 2005. They were separately presented as part of the total revenue and cost of sales in the consolidated income statement for the year ended December 31, 2006, and related amounts for the years ended December 31, 2004 and 2005 have been reclassified to conform to the current year classification.

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

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

20.	Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditure comprises additions to intangible assets and property, plant and equipment, including additions resulting from acquisitions through purchases of subsidiaries, investments in jointly controlled entities and associates.

For the year ended December 31, 2004

Corporate
	Primary	and other	Inter-segment
Alumina	aluminum	services	elimination	Unallocated	Group total
RMB	RMB	RMB	RMB	RMB	RMB

Sales
External sales	20,497,545	11,720,415	95,116	-	-	32,313,076
Inter-segment sales	4,226,150	-	-	(4,226,150)	-	-

24,723,695	11,720,415	95,116	(4,226,150)	-	32,313,076

Operating profit
(loss)/Segment results	9,333,353	(43,875)	(76,906)	(21,091)	(281,431)	8,910,050

Finance costs						(109,948)
Share of losses of
jointly controlled entities	-	(3,953)	-	-	-	(3,953)
Share of profits of
an associates	-	-	-	-	-	-

Profit before income taxes	8,796,149
Income taxes	(2,161,086)

Profit for the year	6,635,063

Other segment items included in the income statement are as follows:

Depreciation and
amortization	1,651,211	701,764	30,764	-	26,330	2,410,069
Impairment loss on
property, plant and
equipment	10,902	9,325	-	-	-	20,227
Provision for
obsolete inventories	35,065	8,800	-	-	-	43,865
Provision for
impairment of
receivables	9,317	1,066	512	-	-	10,895

The segment assets and liabilities as at 31 December 2004 for the year then ended are as follows:

Assets	29,688,156	15,849,283	4,317,420	(749,361)	452,571	49,558,069
Liabilities	10,213,143	6,077,356	718,356	(749,361)	4,492,697	20,752,191
Capital expenditure	5,398,997	5,257,407	76,841	-	208,411	10,941,656

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

20.	Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

For the year ended December 31, 2005

Corporate
	Primary	and other	Inter-segment
Alumina	aluminum	services	elimination	Unallocated	Group total
RMB	RMB	RMB	RMB	RMB	RMB

Sales
External sales	22,853,792	14,128,496	128,031	-	-	37,110,319
Inter-segment sales	5,191,749	-	-	(5,191,749)	-	-

28,045,541	14,128,496	128,031	(5,191,749)	-	37,110,319

Operating profit
(loss)/Segment results	10,312,306	231,940	(48,438)	(107,968)	(306,604)	10,081,236

Finance costs						(366,908)
Share of profit of
jointly controlled entities	-	372	-	-	-	372
Share of profits of
an associates	-	26,947	-	-	-	26,947

Profit before income taxes	9,741,647
Income taxes	(2,495,213)

Profit for the year	7,246,434

Other segment items included in the income statement are as follows:

Depreciation and
amortization	1,713,281	743,264	41,177	-	27,222	2,524,944
Impairment loss on
property, plant
and equipment	4,225	-	-	-	-	4,225
Provision for
obsolete inventories	11,337	1,847	-	-	-	13,184
Provision for
impairment of
receivables	19,566	5,267	635	-	-	25,468

The segment assets and liabilities as at 31 December 2005 for the year then ended are as follows:

Assets	35,445,213	16,563,819	6,153,200	(643,867)	1,491,514	59,009,879
Liabilities	9,373,274	6,332,311	4,767,800	(643,867)	4,975,467	24,804,985
Capital expenditure	5,369,606	2,793,892	124,811	-	129,623	8,417,932

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

20.	Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

For the year ended December 31, 2006

Corporate
	Primary	and other	Inter-segment
Alumina	aluminum	services	elimination	Unallocated	Group total
RMB	RMB	RMB	RMB	RMB	RMB

Sales
External sales	27,008,668	33,256,788	749,678	-	-	61,015,134
Inter-segment sales	10,603,395	-	-	(10,603,395)	-	-

37,612,063	33,256,788	749,678	(10,603,395)	-	61,015,134

Operating profit
(loss)/Segment results	13,341,914	4,476,108	(54,493)	(162,509)	(198,780)	17,402,240

Finance costs						(715,717)
Share of losses of jointly
controlled entities	-	(11,419)	-	-	-	(11,419)
Share of profits of
associates	-	105,141	-	-	-	105,141

Profit before income taxes	16,780,245
Income taxes	(4,393,561)

Profit for the year	12,386,684

Other segment items included in the income statement are as follows:

Depreciation and
amortization	2,014,922	1,360,283	19,967	-	101,768	3,496,940
Impairment loss on
property, plant and
equipment	21,976	10,327	-	-	-	32,303
Provision for obsolete inventories	29,350	17,019	-	-	-	46,369
Provision for
impairment of receivables	2,612	8,447	1,049	-	-	12,108

The segment assets and liabilities as of December 31, 2006 for the year then ended are as follows:

Assets	42,512,021	25,776,569	8,647,645	(1,028,076)	2,096,157	78,004,316
Liabilities	7,070,077	11,463,285	8,700,147	(1,028,076)	4,032,957	30,238,390
Capital expenditure	3,554,884	4,324,238	122,214	-	692,986	8,694,322

Secondary reporting format - geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

21.	Selling and distribution expenses

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Transportation and loading	313,692	396,652	567,522
Packaging expenses	193,968	157,570	183,871
Port expenses	38,321	32,197	44,147
Salaries and welfare expenses	27,179	30,939	28,615
Sales commission and other handling fee	15,922	23,206	16,150
Marketing and advertising (Note)	24,779	33,780	39,073
Depreciation - non production property, plant and equipment	2,982	2,473	4,242
Others	55,468	43,680	74,513

672,311	720,497	958,133

Note:

Marketing and advertising expenses were previously classified as "general and administrative expenses" for the years ended December 2004 and 2005. They were reclassified as "selling and distribution expenses" for the year ended December 31, 2006.

22.	General and administrative expenses

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Salaries and welfare expenses	393,777	466,196	561,149
Taxes other than income taxes (Note)	327,978	383,925	599,291
Depreciation - non production property, plant and equipment	71,295	73,504	96,883
Amortization - land use rights	890	10,671	35,298
Amortization - goodwill	24,648	-	-
Traveling and entertainment	68,115	84,023	152,859
Utilities and office supplies	43,588	47,442	60,473
Repairs and maintenance	19,431	23,209	33,883
Insurance	37,096	46,539	54,512
Rental expenses	69,725	58,000	94,713
Pre-operation expenses	-	42,379	7,934
Legal and professional fees	38,122	44,971	73,979
Auditor's remuneration
-audit fees	14,210	14,660	30,000
-audit related fees	4,097	9,291	4,253
-other fees	1,197	978	781
Others	81,954	183,749	286,661

1,196,123	1,489,537	2,092,669

Note: Taxes other than income taxes mainly comprise land use tax, property tax and stamp duty.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

23.	Other income and other gains/ (losses), net

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Other income
Interest income	61,540	89,363	183,514
Income from held-to-maturity investments	351	193	-
Interest waived (Note (a))	9,777	14,711	-
Government grants (Note (b))	4,512	5,440	58,515

76,180	109,707	242,029

Other gains/ (losses)
Realized and unrealized gain on future contracts, net	(25,492)	5,760	86,633
Gain on sales of financial assets at fair value through
profit or loss	(514)	5,582	-
Excess of interest in the net fair value of net assets
acquired over cost arising from acquisitions of
- subsidiaries (Note 5)	-	-	177,972
- an associate (Note 11(b)(ii))	-	-	57,928
Others	(2,518)	(329)	57

(28,524)	11,013	322,590

47,656	120,720	564,619

Notes:

(a)

In 2005, the Company entered into an interest waiver agreement with the State Development Planning Commission to settle in full the outstanding loans of RMB19,000, under which the agreement the interest payable on the outstanding loans was waived. In 2004, the gain was related to an interest waiver arrangement made between the Company and a financial institution for full settlement of the outstanding loans of RMB15,950 and the related interest payable was waived.

(b)	The Group obtained and recognized government grants as income in respect of certain qualified technical improvement projects and capital investments.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

24.	Staff costs

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Wages, salaries and bonus	2,297,941	2,317,347	2,687,982
Housing fund	139,532	154,977	189,840
Contributions to retirement schemes (Note (a))	344,391	390,713	442,562
Welfare and other expenses (Note (b))	531,996	546,531	648,298

3,313,860	3,409,568	3,968,682

Notes:

(a)

The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 15% to 25%, 15% to 25% and 15% to 20% for the three years ended December 31, 2004, 2005 and 2006 of the employees' basic wages / salaries for the respective years, respectively. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments, are held separately from the Company and its subsidiaries.

(b)

Welfare and other expenses, including welfare, staff committee expenses, education expenses, unemployment insurance expenses are accrued based on 14% for the years ended December 31, 2004, 2005 and 2006 of the wages and recognized in the income statement, respectively.

Staff costs include remuneration payable to Directors, Supervisors and senior management as set out in Note 25.

25.	Directors', Supervisors and senior management's remuneration

(a)	Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during the years are as follows:

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Fees	863	1,097	1,098
Basic salaries, housing allowances,
other allowances and benefits in kind	3,303	2,956	3,107
Discretionary bonus	2,200	2,265	2,016
Contributions to the retirement scheme	56	80	106

6,422	6,398	6,327

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

25.	Directors', Supervisors and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

Pursuant to the requirement under Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which was effective on January, 2005, the remuneration of each Director for the years ended December 31, 2005 and 2006 is set out below:

Employer's
contribution to
Name of			Discretionary	retirement
Director	Fees	Salary	bonus	schemes	Total
	RMB	RMB	RMB	RMB	RMB

2005:
Xiao Yaqing	-	762	594	20	1,376
Xiong Weiping	-	640	495	20	1,155
Wang Dianzhou	276	-	-	-	276
Chiu Chi Cheong,
Clifton (Resigned on
October 14, 2005)	212	-	-	-	212
Chen Xiaozhou
(Resigned on
March 27, 2005)	38	-	-	-	38
Kang Yi	276	-	-	-	276
Luo Jianchuan	-	566	335	20	921
Chen Jihua	-	508	269	20	797
Joseph C. Muscari	150	-	-	-	150
Shi Chungui
(Appointed on
June 9, 2005)	88	-	-	-	88
Poon Yiu Kim,
Samuel (Appointed on
October 14, 2005)	57	-	-	-	57

1,097	2,476	1,693	80	5,346

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

25.	Directors', Supervisors and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

Employer's
contribution to
Name of			Discretionary	retirement
Director	Fees	Salary	bonus	schemes	Total
	RMB	RMB	RMB	RMB	RMB

2006:
Xiao Yaqing	-	754	622	19	1,395
Xiong Weiping
(Resigned on
August 23, 2006)	-	423	346	12	781
Wang Dianzhou	266	-	-	-	266
Kang Yi	266	-	-	-	266
Luo Jianchuan	-	555	351	19	925
Chen Jihua	-	506	282	19	807
Joseph C. Muscari	150	-	-	-	150
Shi Chungui	150	-	-	-	150
Poon Yiu Kin	266	-	-	-	266
Zhang Chen Zhong on
(Appointed on on
October 13, 2006)	-	506	282	19	807

1,098	2,744	1,883	88	5,813

The remuneration of the Directors and Supervisors fell within the following bands:

For the years ended December 31,

2004	2005	2006
Number of individuals

Nil to RMB1,000	16	12	14
RMB1,000,001 - RMB1,500	-	2	1

No Directors or Supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

The five individuals whose remuneration was the highest in the Group were as follows:

For the years ended December 31,

2004	2005	2006
Number of individuals

Directors and supervisors	3	3	4
Senior management	2	2	1

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

25.	Directors', Supervisors and senior management's remuneration (Continued)

(b)	Five highest paid individuals (Continued)

For the years ended December 31, 2004, 2005 and 2006 the five individuals whose remuneration were the highest in the Group for the year include three, three and four Directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining two, two and one individuals, respectively, are as follows:

For the years ended December 31,

2004	2005	2006
Number of individuals

Basic salaries, housing allowances,
other allowances and benefits in kind	979	1,046	506
Discretionary bonus	393	538	282
Contributions to the retirement scheme	20	29	19

1,392	1,613	807

26.	Expenses charged to the income statement

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Amortization of intangible assets (Note 12)	58,468	36,396	24,204
Amortization of land use rights (Note 14)	890	10,671	35,298
Depreciation of property, plant and equipment, net of
capitalization in inventories (Note 13)	2,350,711	2,477,877	3,437,438
Loss on disposal of property, plant and equipment (Note 31)	43,740	63,355	55,579
Impairment loss on property, plant and equipment (Note 13)	20,227	4,225	32,303
Operating lease rentals in respect of land and buildings	217,151	242,619	334,357
Provision for obsolete inventories	43,865	13,184	46,369
Provision for impairment of receivables	10,895	25,468	12,108

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

27.	Finance costs

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Interest on borrowings	518,481	708,600	867,472
Interest on loan from other financial institutions wholly
repayable within five years	1,436	-	-
Less: Amount capitalized in construction
in progress (Note (a))	(399,117)	(304,122)	(193,857)

	120,800	404,478	673,615
Exchange loss/(gain), net (Note (b))	(10,852)	(35,570)	42,102

109,948	366,908	715,717

Note:

(a)

Borrowing costs arising on financing entered into for the construction of production facilities were capitalized as property, plant and equipment (Note 13). Capitalization rates used for the years ended December 31, 2004, 2005 and 2006 were 5.26% 5.21% and 5.15% per annum, respectively, representing the borrowing cost of the loan used to finance the construction of production facilities.

(b)

The net exchange loss for the year ended December 31, 2006 was mainly due to the appreciation of RMB as the proceeds from the issuance of new H share were received in Hong Kong Dollar. The net exchange gain for the year ended December 31, 2005 was mainly related to foreign currency denominated loans. The net exchange gain for the year ended December 31, 2004 was mainly due to foreign currency deposits.

28.	Income tax expense

(a)	The amount of taxation charged to the income statement represents:

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Current taxation:
PRC enterprise income tax	2,271,195	2,627,246	4,382,581
Over provision in prior years	(21,165)	(40,466)	(44,232)
Deferred tax (Note 18)	(88,944)	(91,567)	55,212

2,161,086	2,495,213	4,393,561

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

28.	Income tax expense (Continued)

(b)

Three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch, China Aluminum Qinghai International Trading Corp., Ltd. (chinese characters) were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the three branches and of the subsidiary in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010 and from January 1, 2003 for a nine-year period to December 31, 2011, respectively, as long as they continue to engage in qualified operations in their respective regions. The relevant tax concessions are subject to review on a regular basis. In 2006, the above tax concessions had been confirmed and approved by respective tax authorities.

Chalco Western Qinghai Int'l Trading Co., Ltd. ("Western Trading"), a subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng 2003 No.35), starting from the commencement of its business, Western Trading is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after. The exemption of PRC income tax amounting to RMB44,007 for the year ended December 31, 2005 was approved by the Qinghai Province Tax Bureau and the whole amount has been written-back in the current year.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, Chalco Kelin Aluminum of Shanghai Co., Ltd., a subsidiary of the Company, was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

Zunyi Aluminum, a subsidiary of the Company, is granted a tax concession and is taxed at a rate of 15% from January 1, 2005 for a 5-year period to December 31, 2010.

The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% for the three years ended December 31, 2004, 2005 and 2006 on the assessable profits for the respective years, except for those related to the above operations in the Group.

In March 2007, the Chinese government promulgated the Corporate Income Tax Law which will be effective from January 1, 2008. The Corporate Income Tax Law will impose a single income tax rate of 25% for both domestic and foreign invested enterprise. The existing Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the "FIE and FE tax laws") and Provisional Regulations of the PRC on Enterprise Income Tax (collectively referred to as the "existing tax laws" will be abolished simultaneously. Currently, the Company and its subsidiaries applied the tax rates under existing tax laws. The Corporate Income Tax Law has provided for a 5-year transitional period for those entities that applied FIE and PE tax laws in previous years. As of the date of these financial statements are approved for issue, there are still no detailed implementation rulings released. The Group did not adopt the reduced income tax rate when preparing its financial statements for the year ended 31 December 2006 as the above change in income tax law constitutes a non-adjusting post balance sheet event. The Group is in the process of collecting information to assess the impact on the financial statements position as a result of the above changes in the enterprise income tax law.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

28.	Income tax expense (Continued)

(c)	The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

For the years ended December 31,

	2004	2005	2006
	RMB	RMB	RMB

Profit before income tax	8,796,149	9,741,647	16,780,245

Tax calculated at a tax rate of 33%	2,902,729	3,214,744	5,537,481
Tax losses for which no deferred income tax assets
was recognized	3,750	5,493	5,369
Income not subject to tax	(24,905)	(58,977)	(218,644)
Expenses not deductible for tax purposes	55,910	67,092	244,564
Utilization of prior years' unrecognized tax losses	(26,624)	(12,307)	(30,109)
Differential tax rates on the profit of certain
branches and subsidiaries	(519,688)	(606,478)	(1,032,399)
Tax credit for capital expenditure (Note)	(208,921)	(73,888)	(68,469)
Over provision in prior years (Note 28(b))	(21,165)	(40,466)	(44,232)

Tax charge	2,161,086	2,495,213	4,393,561

Weighted average effective tax rate	24.6%	25.6%	26.18%

Note:

This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market.

Share of associates' income tax expenses, amounted to nil, RMB4,166 and RMB28,084 for the years ended December 31, 2004, 2005 and 2006, were included in the consolidated income statement as share of profits of associates, respectively.

The jointly controlled entities did not incur any income tax expenses for the years ended December 31, 2004, 2005 and 2006.

29.	Earnings per share

The calculation of basic earnings per share is based on the Group's profit attributable to equity holders of the Company for the years ended December 31, 2004, 2005 and 2006 of RMB6,391,523, RMB7,022,422 and RMB11,744,676 and the weighted average number of 11,040,835,452 shares, 11,049,876,153 shares and 11,439,465,194 shares in issue during the years, respectively.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

30.	Dividends

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Interim - RMB0.188 (2005: Nil; 2004: Nil) per share	-	-	2,190,177
Proposed final - (2004: RMB0.176; 2005: RMB0.214;
2006: RMB0.115) per share	1,944,778	2,364,673	1,481,960

Total	1,944,778	2,364,673	3,672,137

The dividends paid in 2004, 2005 and 2006 were HK$1,060,788, HK$1,944,778 and HK$4,529,929, respectively. A final dividend in respect of the year ended December 31, 2006 of RMB0.115 per share, amounting to HK$1,481,960 was proposed by the Board of Directors. Such dividend is to be approved by the shareholders of the Company at the special general meeting on July 10, 2007. The proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2007 (Note 19(b)(iv).

31.	Notes to the consolidated cash flow statement

(a)	In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Net book amount	97,604	81,381	256,843
Loss on disposal (Note 26)	(43,740)	(63,355)	(55,579)

Proceeds from disposal	53,864	18,026	201,264

(b)	In 2006, capital injection of RMB490,000 made by a minority shareholder of a subsidiary was in form of injection of net assets. No such non-cash transaction was notes in 2004 and 2005.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

32.	Litigation and contingent liabilities

(a)

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within 8 months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay approximately US$7,500 (approximately RMB59,000) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistent with its expressed intentions in the MOU.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

As of December 31, 2006, the Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment. Based on currently available information, the Directors believe that no provision is necessary.

(b)

In 2006, Fushun Aluminum, a subsidiary of the Company, was claimed by several banks to be jointly liable for repayment of loans lent by the several banks to a third party and the claims by the banks are for repayment of a total bank loan of RMB971,193. In March 2007, Fushun Aluminum was claimed by another bank to be liable to the bank for repayment of bank loans lent by that bank to the third party in the sum of RMB283,681. Fushun Aluminum was acquired by the Company from the third party. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on a fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claim is necessary as of December 31, 2006.

33.	Commitments

(a)	Capital commitments for property, plant and equipment as of December 31, 2005 and 2006 were as follows:

As of December 31,

2005	2006
RMB	RMB

Contracted but not provided for	560,600	2,167,295
Authorized but not contracted for	8,465,177	6,033,229

9,025,777	8,200,524

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

33.	Commitments (Continued)

(b)	Commitments for capital contribution

(i)

Pursuant to the resolution on June 19, 2005, of the Board of Directors of Guangxi Huayin Aluminum Co., Ltd. (Chinese Characters) ("Guangxi Huayin"), a jointly controlled entity of the Company, it was resolved that the total investment in Guangxi Huayin be increased from RMB10,000 to approximately RMB8,491,000. Pursuant to relevant PRC regulations, 25% of such total investment, i.e. an aggregate of approximately RMB2,133,000 (of which RMB701,000 represent the Company's share of contribution), have to be contributed by the shareholders in proportion to their equity interests in Guangxi Huayin as registered capital, which has agreed to be made by the shareholders in three instalments in each of 2005, 2006 and 2007.

On July 31, 2005, the shareholders of Guangxi Huayin (including the Company) entered into a supplemental agreement (the "Supplemental Agreement") to amend the Shareholders' Capital Contribution Agreement dated February 15, 2003, which further sets out the plan to increase the total investment and registered capital as required by Guangxi Huayin to carry out its initial alumina project (estimated initial annual production capacity of 1,600,000 tonnes).

According to the Supplemental Agreement, the Company will contribute an aggregate of approximately RMB701,000 to the registered capital of Guangxi Huayin. Up to the date of the approval of these financial statements, the Company had made approximately RM573,000 as capital contribution to Guangxi Huayin.

(ii)

At December 31, 2006, the Company had commitment in respect of the injection of additional capital into Chalco Zunyi Alumina Co., Ltd (Chinese Characters), a subsidiary of the Company, of approximately RMB750,400.

(c)	Commitments under operating leases as of December 31, 2005 and 2006 were as follows:

The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

As of December 31,

2005	2006
RMB	RMB

Not later than one year	315,454	300,877
Later than one year and not later than five years	1,138,518	1,203,507
Later than five years (Note)	9,546,886	10,928,245

11,000,858	12,432,629

Note: These mainly represent commitments under operating leases in relation to land later than five years but not later than 45 years.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

34.	Related party balances and transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associates. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, its subsidiaries, associates and jointly controlled entities (collectively "Chinalco Group") in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. State-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group in accordance with HKAS 24 "Related Party Disclosures". In the normal course of its business, the Group may either enter into various transactions with one or more of such state-owned enterprises and their subsidiaries. Neither Chinalco nor the PRC government publishes financial statements for public use.

(a)	Related party balances with Chinalco Group

(i)	Due from Chinalco Group

As of December 31, 2005 and 2006, included in accounts receivable and other current assets, were amounts due from Chinalco Group as follows:

As of December 31,

2005	2006
RMB	RMB

Trade receivables	230,609	225,167
Other receivables	317,691	258,314

	548,300	483,481
Less: Provision for impairment of receivables	(263,501)	(220,052)

284,799	263,429

Other receivables from Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

(ii)	Due to Chinalco Group

As of December 31, 2005 and 2006, included in accounts payable and other payables, were amounts due to Chinalco Group as follows:

As of December 31,

2005	2006
RMB	RMB

Trade payables	52,256	179,674
Other payables	623,994	798,615

676,250	978,289

Other payables to Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

34.	Related party balances and transactions (Continued)

(b)	Other related party balances

(i)	Due from other related parties

As of December 31, 2005 and 2006, amounts due from other related parties were as follows:

As of December 31,

2005	2006
RMB	RMB

Jointly controlled entities	17,618	14,618
Associates	13,587	13,799
Others	2,723	35,672

33,928	64,089

Amounts due from other related parties are unsecured, non-interest bearing and are repayable on demand.

(ii)	Due to other related parties

As of December 31, 2005 and 2006, amounts due to other related parties were as follows:

As of December 31,

2005	2006
RMB	RMB

Jointly controlled entities	1,748	1,155
Associates	30,085	25,211
Others	2,270	120,509

34,103	146,875

Amounts due to other related parties are unsecured, non-interest bearing and are repayable on demand.

(c)	Related party balances with other state-owned enterprises

Included in the consolidated balance sheet, were balances with other state-owned enterprises as follows:

As of December 31,

2005	2006
RMB	RMB

Current assets
Accounts receivable and other current assets, net	1,531,743	803,036
Cash and cash equivalents	7,597,727	12,802,775

Non-current liabilities
Long-term bank loans (Note 17(a))	9,690,493	8,480,736

Current liabilities
Accounts payable and other liabilities	1,227,076	1,527,451
Current portion of long-term bank loans (Note 17(a))	1,353,980	2,350,818
Short-term bank loans (Note 17(b))	2,378,998	2,762,040
Short-term bonds (Note 17(c))	1,970,840	4,985,111

Except for cash at banks, loans and available-for-sale investments (included in other current assets) stated above, all the balances of assets and liabilities are unsecured, non-interest bearing and receivable or repayable within one year.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

34.	Related party balances and transactions (Continued)

(d)	Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the year were as follows:

For the years ended December 31,

Note	2004	2005	2006
	RMB	RMB	US$

Sales of materials and finished goods to:	(I)
Chinalco Group		1,700,746	3,088,968	4,030,852
Jointly controlled entity		52,424	45,480	11,109
Associates		-	570,470	1,342,997
Others		-	85,509	155,885

		1,753,170	3,790,427	5,540,843

Provision of utility services to Chinalco Group	(II)	219,952	310,438	298,259
Provision of engineering, construction and
supervisory services by Chinalco Group	(III)	830,582	2,176,041	1,453,848
Purchase of property, plant and
equipment from Chinalco Group		115,098	-	-
Purchases of key and auxiliary materials from:	(IV)
Chinalco Group		633,664	700,829	2,558,883
Associates		-	220,772	585,835

		633,664	921,601	3,144,718

Provision of social services and
logistics services by Chinalco Group	(V)	927,252	951,247	1,044,401

Land and building rental charged by
Chinalco Group	(VI)	239,810	253,805	295,408

Headquarters' office rental charged by
Chinalco Group	(VI)	-	44,575	50,660

(I)

Materials and finished goods sold to Chinalco Group during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are as covered by general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

(i)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii)	If there is no State-prescribed price then adoption of State-guidance price;

(iii)	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II)	Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (I)(i) above.

(III)

Engineering, project construction and supervisory services were provided by Chinalco Group to the Company mainly for construction projects during the period. Provisions of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price as stated in (I)(ii) or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

34.	Related party balances and transactions (Continued)

(d)	Related party transactions with Chinalco Group and other related parties (Continued)

(IV)

Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco Group are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (I)(i) above.

(V)

Social services and logistics services were provided by Chinalco Group and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco Group. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

(VI)	Rental fee is payable to Chinalco Group for:

(i)

Use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group.

(ii)	For the years ended December 31, 2005 and 2006, rental fee paid/payable was amounted to approximately RMB298,000 and RMB346,000, respectively

(iii)	Use of property as office premises according to the rental agreement signed in March 2005. The annual rent payable is about RMB62,000.

As of December 31, 2005 and 2006, there existed the following arrangements entered into between the Group and Chinalco, fellow subsidiaries and other related parties:

(i)

The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

(ii)	Guarantees granted by Chinalco to banks for the loans borrowed to the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(e)	Related party transactions with other state-owned enterprises:

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Purchases of electricity	4,397,107	5,429,103	7,877,466
Sale of alumina	13,835,273	13,835,273	16,905,474
Sale of primary aluminum	1,930,230	1,930,230	6,164,850
Purchases of raw materials	3,221,041	3,221,041	9,453,601
Purchase of property, plant and equipment
(including construction services and materials)	1,221,608	1,221,608	2,856,005
Long-term bank loans (repaid)/borrowed	2,579,152	2,579,152	(212,919)
Short-term bank loans borrowed	1,069,912	1,069,912	383,042
Interest income received	89,363	89,363	183,514
Issuance of short-term bonds	1,970,840	1,970,840	3,014,271
Bank charges paid	2,159	2,159	7,186
Interest expense paid	708,600	708,600	867,472

Related party transactions with other state-owned enterprises were conducted in the normal course of business at market rates.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

34.	Related party balances and transactions (Continued)

(f)	Key management compensation

For the years ended December 31,

2004	2005	2006
RMB	RMB	RMB

Basic salaries, housing allowances,
other allowances and benefits in kind	4,382	4,023	3,789
Contributions to retirement scheme	94	116	126
Discretionary bonuses	1,950	2,511	2,493

6,426	6,650	6,408

35.	Significant differences between HKFRS and U.S. GAAP

The consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") which are the accounting principles generally accepted in Hong Kong and may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

In preparing the summary of differences between HKFRS and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

Effect on net income of significant differences between HKFRS and U.S. GAAP is as follows:

For the years ended December 31,

Note	2004	2005	2006	2006
	RMB	RMB	RMB	US$

Net income under HKFRS		6,635,063	7,246,434	12,386,684	1,587,202
U.S. GAAP adjustments:
Depreciation of revalued property,
plant and equipment	(a)	269,999	269,999	269,999	34,597
Unrecognized excess of
interest in the net fair value of
net assets acquired over cost	(c)	-	-	(224,950)	(28,825)
Amortization of goodwill		24,648	-	-	-
Amortization of revalued mining rights	(d)	9,307	9,307	9,307	1,193
Minority interest	(e)	(243,540)	(224,012)	(642,008)	(82,265)
Income tax effect of
U.S. GAAP adjustments	(f)	(72,561)	(72,561)	(72,561)	(9,298)

Net income under U.S. GAAP	6,622,916	7,229,167	11,726,471	1,502,604

Basic and diluted earnings per share
under U.S. GAAP	RMB0.60	RMB0.65	RMB1.03	US$0.13

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

35.	Significant differences between HKFRS and U.S. GAAP (Continued)

Effect on equity of significant differences between HKFRS and U.S. GAAP is as follows:

As of December 31,

Note	2005	2006	2006
	RMB	RMB	US$'000

Equity under HKFRS		34,204,894	47,765,926	6,120,619
U.S. GAAP adjustments:
Revaluation of property,
plant and equipment,
net of related depreciation	(a)	(2,591,718)	(2,321,719)	(297,500)
Amortization of goodwill	(b)	73,944	73,944	9,475
Unrecognized excess of interest in the net
fair value of net assets acquired over cost	(c)	-	(224,950)	(28,825)
Revaluation of mining rights,
net of related amortization	(d)	(243,114)	(233,807)	(29,960)
Minority interest	(e)	(1,560,455)	(3,541,192)	(453,760)
Income tax effect of U.S.GAAP adjustments	(f)	837,444	764,881	98,010

Equity under U.S. GAAP	30,720,995	42,283,083	5,418,059

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under the acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under U.S. GAAP, the new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing. Accordingly, except for the differences recognized in 2004, there is no difference between HKFRS and U.S. GAAP in relation to amortization of goodwill.

(c)	Unrecognized excess of interest in the net fair value of net assets acquired over cost

Excess of interest in the net fair value of net assets acquired over cost arise from business combination or acquisition. Under HKFRS, the identification and measurement of acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Any excess remaining after reassessment is recognized in income statement immediately. Under U.S. GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to non-current assets (with certain exceptions). Any remaining excess is recognized in the income statement immediately as an extraordinary gain.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

35.	Significant differences between HKFRS and U.S. GAAP (Continued)

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(e)	Minority interest

Under HKFRS, minority interest is included as a component of equity and profit and loss attributable to minority interest is included as a component of the Company's total net income. Under U.S. GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(f)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, deferred taxes relating to the reversal of the property, plant and equipment revaluation, mining rights and the effect of unrecognized excess of interest in the net fair value of net assets acquired over cost are recognized.

Other disclosure: Effects of tax holiday

Three branches and a subsidiary of the Company located in the western region of China were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the three branches and of the subsidiary in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010 and from January 1, 2003 for a nine-year period to December 31, 2011, respectively, as long as they continue to engage in qualified operations in their respective regions.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng 2003 No.35), starting from the commencement of its business, the subsidiary is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, a subsidiary was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

A subsidiary is granted a tax concession and is taxed at a rate of 15% from January 1, 2005 for a 5-year period to December 31, 2010.

The aggregate amount and effect on earnings per share of the tax holiday under U.S. GAAP are as follows:

For the years ended December 31,

2004	2005	2006	2005
RMB	RMB	RMB	US$'000

The aggregate dollar effect of tax holiday	519,688	606,478	1,032,399	132,289
Effect on basic earnings per share	RMB0.05	RMB0.05	RMB0.09	US$0.01

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

35.	Significant differences between HKFRS and U.S. GAAP (Continued)

Recent U.S. accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 "Fair value measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for the Company on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The adoption of SFAS 157 is not expected to have a material impact on the Group's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective for fiscal year beginning after November 15, 2007. The Group is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

In September 2006, the Security Exchange Commission issued Staff Accountant Bulletin ("SAB") No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements" that expresses the staff's views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. SAB No. 108 requires that companies utilize a dual approach to assess the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focus and balance sheet focus assessment. The adoption of this bulletin did not have any effect on the Group's consolidated financial statements.

In June 2006, Emerging Issues Task Force ("EITF") issued No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for the Group from the fiscal year ended December 31, 2006. The adoption of EITF 06-3 did not have a material effect on the presentation of the Group's consolidated financial statements.

36.	Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company. As of December 31, 2005 and 2006 and June 20, 2007 (being the date of the approval of the consolidated financial statements), Chinalco held 42.14%, 39.59% and 40.46% of the Company's issued share capital, respectively.

Aluminum Corporation of China Limited and its Subsidiaries Notes to the consolidated financial statements (All RMB and US$ amounts in thousands, except share and per share amount)

37.	Significant subsequent events

Apart from those disclosed in Notes 1, 19(a), 28(b) and 30 to the consolidated financial statements, the following subsequent events occurred:

On June 13, 2007, the Company announced to issue long-term bonds with a total face value of RMB2,000,000 at par (face value RMB100 per unit) at coupon interest rate of 4.50% and with a maturity of 10 years after it has obtained necessary approvals from the Company's shareholders and the relevant authorities. The proceeds raised from the bonds will be used mainly for expansion projects of alumina and aluminum.

On June 15, 2007, the Company announced to issue short-term bonds with a total face value of RMB3,000,000 at par (face value RMB100 per unit) at coupon interest rate of 3.55% and with a maturity of 1 year after it has obtained necessary approvals from the Company's shareholders and the relevant authorities. The net proceeds of the issue of the short-term bonds will be principally used as working capital of the Company.

