Form 20-F/A
ALUMINUM CORP OF CHINA LTD
filed 2008-03-17
CIK 1161611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_______________

FORM 20-F/A
(Amendment No.1)

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

Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes [ ] No [X]

Explanatory Note

This Amendment to the Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission (the SEC) on June 20, 2007 (the Original Form 20-F), amends and adds certain pages to the Original 20-F to include certain supplemental information. For presentation purposes only, this Report restates in its entirety the Original 20-F. Except as otherwise stated in this Report, all information presented in this Report, including forward looking statements, is as at June 20, 2007 and has not been updated for events subsequent to the date of the original filing. Certain disclosures are expressly presented as of an earlier date in accordance with disclosure requirements applicable to Form 20-F.

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

Raw Materials

Alumina

Bauxite is the principal raw material for the production of alumina. Most of Chinese bauxite is AL2O3.H2O mineral, an uncommon mineral in other parts of in the world where AL2O3.3H2O is prevailing. Aluminum deposits run through a broad area in Central China, and are especially abundant in the southern and northern areas of China. The largest aluminum deposit lies in Shanxi Province.

Our aluminum deposits, except those of Guangxi Pingguo Mine which is an accumulation deposit due to original erosion, usually have similar stratigraphical sequences. Primary bauxite deposit, as a type of sedimentary AL2O3.H2O of Carboniferous or Permian age, is contained in clay rock, limestone or coal seams. A zonary red shale is usually located at the bottom of the bauxite and the red seam distributes over the irregular "karst-type" erosion face on the top of Ordovician limestone. Aluminum deposits in northern China are usually covered with a very thick Quaternary weathering.

The thickness and quality of deposits vary with locations. Quality is usually consistent in smooth sections but changes sharply in karst "billabong" terrain. The level of hardness of minerals also varies. A sequence of a seam of hard bauxite of fine quality in the middle and soft bauxite of inferior quality on the bottom and top seams is common in deposits.

Generally, deposits are horizontal or with an obliquity of 0-8[o], but there are also steep deposits at an angle of 75[o], such as the Guizhou No. 2 Mine. Most of the original mineralization is not influenced by folds and faults, and some fractures of a low obliquity and folds emerge in certain deposits, which is evident in the Guizhou No. 2 Mine area where the underground mining method must be used due to the obliquity of its bauxite body reaching 70[o] with the influence of folds and several meters of dislocation arising from partial faults.

The systematic and accurate method of test boring, inspection pit, trial trench, density, tonnage analysis and calculation applied to the geological work of Chinese bauxite is an appropriate method to analyze these types of deposits.

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

The total designed annual production capacity of our own mines was 5.17 million tonnes, and the total bauxite production in 2006 was 4.12 million tonnes. Of the 4.12 million tonnes of bauxite produced in 2006, 434.9 thousand tonnes was produced by the Guizhou branch, 545.3 thousand tonnes was produced by the Shanxi branch, 1.93 million tonnes was produced by the Guangxi branch, and 1.21 million tonnes was produced by the Kuang Ye branch. All of our mines are accessible via railroads or highways.

Owned Mines. We currently have eleven open-pit mines. As of December 31, 2006, these mines had approximately 204.84 million tonnes of aggregate proven and probable bauxite reserves as such terms are defined by the SEC. This amount of bauxite reserves would be sufficient to sustain our mining operations in excess of 30 years assuming an annual mining output of 5,000,000 tonnes. As none of our mines produce bauxite for external sales, we are assured of full access to the bauxite produced by our own mines. In 2006, we sourced approximately 21.4% of our bauxite from mines that we own and operate. In order to obtain or retain the title to mines, we are required to comply with mining qualifications approved by the relevant Chinese authorities and pay an annual fee in amount of 1,000 RMB per km2.

For the three years from 2004 to 2006, our own mines produced bauxite of 2,237,300 tonnes, 2,988,100 tonnes and 4,115,300 tonnes, representing 16.42%, 18.92% and 21.47% of the demand from alumina production, respectively. The following table sets forth information regarding ownership, mining methods and licence renewal dates for our own mines as of December 31, 2006:

Branch	Mine	Location	Nature of ownership	Mining Method	License Renewal Date

Guangxi	Pingguo Mine	Baise, Guangxi Zhuang Autonomous Zone	100% owned and operated by Chalco	Open pit	September 2031

Guizhou	No.1 Mine	Guiyang, Guizhou Province	100% owned and operated by Chalco	Open pit	September 2031
	No.2 Mine	Guiyang, Guizhou Province	100% owned and operated by Chalco	Open pit	September 2031
				Open pit	September 2031
				Underground	October 2024

Shanxi	Xiaoyi Mine	Lvliang, Shanxi Province	100% owned and operated by Chalco	Open pit	September 2031
				Open pit	September 2031
				Open pit	June 2008
				Open pit	May 2008

Henan Bauxite	Mianchi Mine	Sanmenxia, Henan Province	100% owned and operated by Chalco	Open pit	October 2031
				Underground	April 2015
				Open pit	November 2006
	Luoyang Mine	Luoyang, Henan Province	100% owned and operated by Chalco	Open pit	October 2031
	Xiaoguan Mine	Zhengzhou, Henan Province	100% owned and operated by Chalco	Open pit	October 2031
				Open pit / Underground	December 2007
				Open pit / Underground	December 2007
	Yuzhong Mine	Zhengzhou, Henan Province	100% owned and operated by Chalco	Underground	June 2015
	Sanmenxia	Sanmenxia, Henan Province	100% owned and operated by Chalco	Open pit	April 2016
				Underground	August 2023

Shandong	Yangquan Mine	Yangquan, Shanxi Province	100% owned and operated by Chalco	Open pit	September 2031
				Open pit	September 2026
				Open pit / Underground	December 2009

Chongqing	Nanchuan Mine	Nanchuan, Chongqing Province	100% owned and operated by Chalco	Underground	November 2016
				Underground	November 2016
				Underground	November 2026

The respective terms of the mining rights permits are the shorter of the estimated working life of the mine and 30 years beginning 2001. We are required to obtain mining rights permits to operate mining services. To obtain mining rights permits, a mine owner must first prepare exploration reports of the mine and then submit those reports as part of an application to the local government for approval. If an applicant for mining rights permits is not the owner of a mine, the applicant must first enter into an agreement with the mine owner, and then follow the foregoing procedures. The development license is subject to renewal on a regular basis. In addition to mining rights permits, in order to operate these mines, we are required to have land use rights over the land relating to these mines. We lease land use rights relating to all these mines from Chinalco pursuant to a land use rights leasing agreement that we entered into upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as eight years. All of our land use rights leases end on the expiry date of the mining rights or the end of the actual mine life, whichever is earlier. Both the land use rights and their leases are renewable.

The following table sets forth the specified details about our self-owned mines.

Total
Branch	Mine	Area	Reserves	Average Grade (%)	Ratio of
		(km2)	(million tonnes)	Al2O3	SiO2	Average A/S(1)

Henan Bauxite	Mianchi, Luoyang, Xiaoguan, Yuzhong, Sanmenxia	46.17	68.22	64.89	11.42	5.88

Guangxi	Pingguo	136.04	86.88	57.09	4.89	12.53

Guizhou	No.1	20.58	24.59	66.86	10.75	6.24
	No.2

Shanxi	Xiaoyi	8.88	23.77	64.43	12.48	5.16

Shandong	Yangquan	3.19	1.37	59.77	13.58	4.40

Chongqing	Nanchuan(2)	12.93	-	-	-	-

Total (average)		227.81	204.84	61.73	8.71	7.09

By reserve type

Proven reserve			58.64	63.99	9.30	6.88

Probable reserve			146.19	60.82	8.47	7.18

Total (average) reserves			204.84	61.73	8.71	7.09

(1)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

(2)	As of December 31, 2006, Nanchuan mine was still under construction.

Jointly Operated Mines. We currently jointly operate 17 bauxite mines. Jointly operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. As of December 31, 2006, we had obtained mining rights certificates for all of our 17 jointly operated mines. To better utilize our resources and reduce costs, we currently manage our jointly-operated mines using one of three different methods: 1) establishing joint ventures with other companies to invest in and share resources; 2) providing mining technology or other resources to companies with local mines in return for exclusive purchase rights to the bauxite ores; or 3) contracting with local companies for their mining services to operate mines owned by us.

In the years ended December 31, 2004, 2005 and 2006, our jointly-operated mines produced bauxite of 2,501,300 tonnes, 3,854,800 tonnes and 4,710,300 tonnes, representing 18.35%, 24.41% and 24.57% of the demand from alumina production, respectively. The following table sets forth ownership and operator data as well as information on mining methods and licence renewal dates for our jointly operated mines as of December 31 2006:

				Mining	License
Branch	Mine	Location	Name of Joint Operator	Method	Renewal Date	Material Terms

Guizhou	Guojiang	Zunyi, Guizhou Province	Guojiang Economic Development Mining Co., Ltd.	Open pit	August 2011

This mine is 100% owned by Guojiang Economic Development Mining Co., Ltd. We provide mining services in return for the exclusive purchase rights to the mined bauxite for a period of 10 years starting from 1998.

	Maige	Guiyang, Guizhou Province	n/a(1)	Open pit	December 2012	This mine is 100% owned and operated by Qingzhen City Xinfeng Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years, since 2000.
	Zhijin	Bijie, Guizhou Province	n/a(1)	Open pit	September 2008	This mine is 100% owned and operated by Guizhou Chengjin Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years, since 2001.
	Tuanxi	Zunyi, Guizhou Province	n/a(1)	Open pit	May 2009	This mine is 100% owned by Qingzhen City Xingwang Mining Co., Ltd. We possess the exclusive purchase rights of the mined bauxite for 30 years, since 2003.

Shanxi	Wenquan Town	Lvliang, Shanxi Province	n/a(1)	Open pit	April 2007	We 100% own these mines and are
	Shangtan	Changzhi, Shanxi Province	n/a(1)	Open pit	December 2009	conducting research on the
	Yangpo	Changzhi, Shanxi Province	n/a(1)	Open pit	July 2008	development plan of these mines
	Shaping	Changzhi, Shanxi Province	n/a(1)	Open pit	January 2010	and searching for operators for
	Jindui	Guxian Jindui, Shanxi Province	n/a(1)	Open pit	January 2010	future development.
	Shicao	Luofan Shicao, Shanxi Province	n/a(1)	Open pit	August 2008
	Nanpo	Yangcheng Nanpo, Shanxi Province	n/a(1)	Open pit	July 2010

Henan Bauxite	Jiagou	Zhengzhou, Henan Province	n/a(1)	Open pit	February 2017	We own a 100% interest in these mines and are conducting research on the development plan of these mines and searching for operators for future development.
	Qingshigou	Luoyang Kangxin Mining Development Co., Ltd.	n/a(1)	Open pit	March 2008	We own a 100% interest in this mine and contracted with Luoyang Kangxin Mining Development Co., Ltd. for its provision of mining services.
	Shanchuan	Zhengzhou, Henan Province	n/a(1)	Open pit	November 2008	We own a 100% interest in these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
	Jiyuan	Yuxiang mining Co. Ltd.	Shandong Alumina Corporation	Open pit	October 2011	We own a 100% interest in this mine and contracted with Yuxiang Mining Co. Ltd. for its provision of mining services.

Shandong	Yuanping	Xinzhou, Shanxi Province	Yuanpinggao Alumina mine	Open pit	December 2007	We established a joint venture with Yuanpinggao Alumina mine, in which we hold 51% shares of interest.
	Dayu	Yangquan, Shanxi Province	n/a(1)	Open pit	June 2007	We own a 100% interest in these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.

(1)	We have decided to cooperate with other parties to undertake the mining operations in these mines. However, as of December 31, 2006, the parties we would contract with have not been confirmed yet.

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

The following table sets forth the specified details of our jointly-operated mines.

Total
Branch	Mine	Area	Reserves	Average Grade (%)	Ratio of
		(km2)	(million tonnes)	Al2O3	SiO2	Average A/S(1)

Guizhou	Guojiang	18.05	12.67	62.34	11.47	5.45
	Tuanxi
	Zhijin
	Maige

Shanxi	Wenquanxiang	14.64	11.86	64.52	10.47	6.19
	Shangtan
	Yangpo
	Shaping
	Jindui
	Shicao

Henan Bauxite	Jiagou	14.19	2.73	62.67	12.54	5.17
	Qingshuigou(2)
	Shanchuan
	Jiyuan

Shandong	Dayu	1.78	1.71	65.31	11.23	5.81
	Yuanping(2)

Total (average)		49.48	28.98	51.58	9.13	5.65

By reserve type

Proven reserve			2.98	57.57	11.23	5.13

Probable reserve			26.00	50.89	8.89	5.73

Total (average) reserves			28.98	51.58	8.71	5.65

(1)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

(2)	As of December 31 2006, the newly established Qingshuigou and Yuanping mines were still under construction.

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

The following table sets forth, for the periods indicated, the average purchase price paid for bauxite obtained over the last three years from our own operations, joint operations, domestic third-party suppliers and overseas third-party suppliers:

	Jointly	Domestic	Overseas
Own Mines	Operated Mines	Third-Party Mines	Third-Party Mines
(RMB / tonne)

2004	143	159	181	303
2005	167	199	199	320
2006	170	197	207	341

We purchase a significant amount of bauxite from sources other than our own mines as a means to protect the resources that we have already acquired. This strategy is of significant importance to us, particularly because there are fewer bauxite reserves in domestic China compared to other countries. Additionally, in order to fully utilize our own resources, we refine all bauxite that meets the minimum requirement. We purchase ore of higher grades from other suppliers and blend the ore to meet exact product requirements. This practice allows for flexibility and the inclusion of isolated, poorer grade bauxite, to better utilize the available bauxite deposit.

Our own mines did not produce to their designed capacities primarily because the delayed upgrade of our manufacturing facilities resulted in insufficient production capacities. However, due to the decrease in supply of high quality bauxite at reasonable prices in recent years, we have increased our expenditures in the improvement and upgrade of our own mines. Through purchases of modern equipment, we have enhanced the stability and quality of our bauxite supply. The following table sets forth, for the periods indicated, our capital expenditures for our mines:

2001	2002	2003	2004	2005	2006
(RMB thousand)

Capital Expenditures
Infrastructure construction	-	8,651.67	3,751.46	303,894.34	50,552.37	550,237.51
Facility upgrade	-	-	6,360.40	7,714.74	34,193.98	64,971.36

Total	-	8,651.67	10,111.86	311,609.08	84,746.35	615,208.87

We have implemented efforts to improve and upgrade several of our mines in the year ended December 31, 2006. These upgrade plans include: (i) an upgrade project to the Shanxi Xiaoyi Bauxite mine with designed mining capacity of 950,000 tonnnes per year; (ii) an upgrade project to Yinchangpo deposit of the Guizhou No.1 mine and Yanlong deposit of the Guizhou No.2 mine with a designed mining capacity of 200,000 tonnes per year and 80,000 tonnes per year, respectively; (iii) construction of Phase III of the Taiping mine of Guangxi plant which commenced from November 2006 with a designed mining capacity of 2,080,000 tonnes per year. We also commenced plans to improve the capacity of the Jiagou mine, Yanchi Guangou mine, Jiajiawa mine and Xiaoguan mine in 2006.

We have consistently undertaken activities relating to the consolidation of existing mines and exploration for new resources since our establishment. During the Track Record Period, major upgrade or expansion projects to our mines included: (i) Phase III Aluminum Projects (mining part) in both the Guangxi and Shanxi branches; (ii) a new ore cracking system for Guilin Branch; and (iii) an expansion project in Henan Branch.

In an effort to modernize our property and equipment, we utilize modern and large-scale mining equipment in the Pingguo Mine in Guangxi and the Xiaoyi Mine in Shanxi because these two mines have larger reserves and higher production volumes.

We are currently conducting several exploration projects on our mines, including consolidation of existing mines and exploration of new mines. As a result, our total bauxite reserves was approximately 404.4 million tonnes as of December 31, 2006, an increase from 359.7 million tonnes in the year 2005.

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

Supplemental Materials, Electricity and Fuel

The main fuel used by our plants is diesel for mining and manufacturing equipment. We are able to purchase diesel supplies from the public markets.

We source our water mainly from local rivers, lakes or underground water resources.

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

Our Facilities

Our core facilities include sixteen production plants and our Research Institute. Set forth below is a plant-by-plant description of our facilities. Our production operations are organized and managed according to our two business segments, alumina and primary aluminum. See "Item 4 - History and Development of the Company-Overview" for details of the plants under construction. All of our facilities are accessible via railroads or highways.

Guangxi Plant

The Guangxi plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite resources. The Guangxi plant receives bauxite for production via highway from the Pingguo mine, located in Guangxi Pingguo. The Guangxi plant is our newest alumina and primary aluminum plant, and is equipped with imported production facilities and technology.

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

Guizhou Plant

Our primary aluminum production facilities in Guizhou Province, which possesses integrated alumina and primary aluminum production facilities, commenced operations in 1966. The Guizhou plant receives bauxite for production via highway from the Guizhou No. 1 mine located in Guizhou, Xiuwen, and via cableway and railway from the Guizhou No. 2 mine located in Guizhou, Qingzhen.

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

Henan Plant

Our Henan plant is located in Zhengzhou, Henan Province, a province rich in bauxite resources. The Henan plant receives bauxite for production via railway and highway from the following mines: Xiaoguan mine located in Henan Zhengzhou; Luoyang mine in Henan Luoyang; Yanchi mine in Henan Sanmenxia; Yuzhong mine in Henan Zhengzhou; and Jiaozuo mine in Henan Jiaozuo. Its alumina and primary aluminum production commenced operations in 1966 and 1967, respectively. The Henan plant was the first refinery in China to develop the hybrid Bayer-sintering process. We commenced operations of a new alumina production line from February 2004 using the ore-dressing Bayer process that we developed in recent years to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan plant's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through local market purchases. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. The designed annual production capacity of alumina of our Henan plant was 2,050,000 tonnes in 2006.

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

Shandong Plant

The Shandong plant commenced operations in 1954 and has the capacity to produce both alumina and primary aluminum. The Shandong plant receives bauxite for production via railway and highway from the Yangquan mine in Shanxi Yangquan. Its refinery was China's first production facility for alumina. Both the refinery and smelter are owned and operated by Shandong Aluminum, which became our wholly-owned subsidiary after the A Share issuance on April 30, 2007. The plant produces the majority of its alumina through the sintering process, but has a small production line to produce alumina through the Bayer process using imported bauxite. During 2002, the Bayer production line was converted into an ore-dressing sintering operation. The Shandong plant purchases the majority of its bauxite requirements from small independent mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. As of December 31, 2006, after using the hybrid Bayer-sintering process, the annual capacity of alumina increased from 1,050,000 tonnes to 1,500,000 tonnes.

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

Shanxi Plant

The Shanxi plant commenced operations in 1987 and is located in Shanxi Province, a province with rich bauxite deposits in China. The Shanxi plant receives bauxite for production via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi plant is a stand-alone alumina plant and is currently China's largest alumina plant in terms of production capacity.

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

PROPERTY, PLANT AND EQUIPMENT

Mines

The following map sets forth the location of our large-scale, mid-scale and small-scale mines and properties:

N
W
E
S
Beijing
Shandong
Shanxi
Zhongzhou
Henan
Chongqing
Guizhou
Guangxi

Mine resources/reserves as of December 31 2006

★ Capital, Headquarters of Aluminum Corporation of China Limited
Branches of Aluminum Corporation of China Limited
● Large-scale mines with resource/reserve of 10 million tonnes or above
● Mid-scale mines with resource/reserve ranging from 1 million to 10 million tonnes
★ Small-scale mines with resource/reserve below 1 million tonnes

Note: Certain mines may overlap each other in the map due to their adjacency.

The following map sets forth details of the area surrounding our largest mine, Pingguo Mine:

JIAOMEI AREA
N
NADOU AREA
TAIPING AREA
Taiping Village
Natong Mine Office, Crusher & Washing
Xinxu Village
Proposed Phase III Mine Site
Neiyin Mine Office, Crusher & Washing
You River
Company Office & Refinery
Pingguo County
LEGEND
Roadway
Waterway
Fault
Geology fold syncline
Geology fold anticline
Mining Right boundary
Existing pit
Planned pit
Office or workshop
Town or village
0
2
4km
SCALE

PINGGUO PLANT
PINGGUO MINE

The Guangxi Pingguo plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China. It is our newest alumina and primary aluminum plant. The surrounding infrastructure includes roadways and waterways. As of December 31, 2006, the plant had a production capacity of 850,000 tonnes of alumina per annum.

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

Net Cash Outflow from Financing Activities

Net cash outflow from financing activities amounted to RMB775 million in 2006, which was a decrease of RMB2,380 million as compared with an inflow of RMB1,605 million in 2005. In 2006, there was cash outflow consisting of short-term bond repayments of RMB2 billion, bank loan repayments of RMB6,438 million and dividend payments of RMB4,611 million. These were partially offset by cash inflow from proceeds generated from our placement of new H Shares for net proceeds of approximately RMB4,390 million, the issuance of short-term bonds for net proceeds of RMB4,913 million, additional bank loans taken of RMB2,879 million. We continue to benefit from the centralized cash management system implemented since 2002. We expect that this system will continue to help:

*	centralize and simplify internal clearing and settlement procedures;

*	utilize excess bank deposits to reduce bank borrowings;

*	reduce accounts receivable; and

*	improve the efficiency of our internal funds management.

Bank Loans and Banking Facilities

Our net borrowings for the years ended December 31, 2004, 2005 and 2006 were as follows:

As of December 31,

2004	2005	2006	2006

RMB	RMB	RMB	US$(1)

(in millions)

Short-term loans	3,448.9	2,379.0	2,762.0	353.9
Short-term bonds	-	1,970.8	4,985.1	638.8
Long-term loans	8,465.3	11,044.5	10,831.6	1,387.9

Total debt	11,914.2	15,394.3	18,578.7	2,380.6

Less: Cash and cash equivalents	(6,223.8)	(7,597.7)	(12,802.8)	(1,640.5)

Net debt	5,690.4	7,796.6	5,775.9	740.1

The aggregate maturities of our outstanding long-term bank loans as of December 31, 2006 were as follows:

Principal Outstanding as of
Maturity Date	December 31, 2006

RMB	US$(1)

(in millions)

2007	2,349	301
2008	2,084	267
2009	2,068	265
2010	1,249	160
2011	991	127
2012	1,311	168
2013	773	99
2014	8	1

Total	10,832	1,388

_________________

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 29, 2006 of US$1.00 to RMB7.8041.

We had total cash and cash equivalents as of December 31, 2006 of RMB12,814.1 million, equivalent to US$1,641 million. Additionally, we have a history of strong earnings and of generating significant cash inflows from our continuous operating activities (cash generated from operating activities amounted to approximately RMB20,438.9 million, equivalent to US$2,619 million for the year ended December 31, 2006). Our Directors are of the view that we will continue to be able to meet our loan payment obligations as they fall due from working capital generated from our operating activities. Additionally, our Directors do not foresee any events that may have an impact on our satisfaction of such obligations.

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

Huaze Contracting Agreement - management and operations of electricity generators

On 15 January 2003, we entered into a joint venture with Shanxi Zhangze for the establishment of a joint venture company named as Shanxi Huaze Aluminum and Power Company Limited ("Huaze Aluminum"). Huaze Aluminum is held as to 60% by the Company and as to the remaining 40% by Shanxi Zhangze. Under the Listing Rules, Shanxi Zhangze is a substantial shareholder of Huaze Aluminum, one of the Company's subsidiaries, and therefore a connected person of us. Huaze Aluminum proposes to enter into the Huaze Contracting Agreement with Shanxi Zhangze by contracting the management and operations of the electricity generators numbers 3 and 4 to Shanxi Zhangze with effect from January 1, 2007 to December 31, 2009.

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

Changes in Internal Control over Financial Reporting

The following change ocurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the year ended December 31, 2006:

During 2006, to enhance the effectiveness of our existing internal control and operational efficiency, we implemented the SAP information system at most of our significant locations. As a result of the implementation, we have developed and created designated codes within the SAP system to identify and capture related party transactions in order to ensure timely and accurate recordings of such transactions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18	FINANCIAL STATEMENTS

See pages F-1 to F-74 following Item 19.

ITEM 19	EXHIBITS

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description

1.1	-	Article of Association amended and adopted by the shareholders' meeting on February 27, 2007

4.1	-	Placing Agreement among Aluminum Corporation of China Limited, J.P.Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited, dated May 9, 2006.

4.2	-	A Shares Sponsorship Agreement among Aluminum Corporation of China Limited, CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd., dated on March 12, 2007.

4.3	-

Strategic Investor Subscription Agreement among Aluminum Corporation of China, Aluminum Corporation of China Limited, Alcoa International (Asia) Ltd., Morgan Stanley Dean Witter Asia Limited and China International Capital Corporation (Hong Kong) Limited, dated November 5, 2001.

4.4	-	Land Use Rights Leasing Agreement between Aluminum Corporation of China and Aluminum Corporation of China Ltd., dated November 5, 2001

4.5	-	Joint Venture Contract between Jiaozuo Coal (Group) Co., Ltd. and Aluminum Corporation of China Limited, dated April 12, 2004

4.6	-

Memorandum of Understanding Regarding the Establishment of a Sino-Foreign Equity Joint Venture at Pingguo between Aluminum Corporation of China Limited and Alcoa International (Asia) Ltd., dated November 12, 2001.

4.7	-	General Agreement on Mutual Provision of Production Supplies and Ancillary Services between Aluminum Corporation of China and Aluminum Corporation of China Limited, dated November 5, 2001.

8.1	-	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2006

12.1	-	Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	-	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ XIAO Yaqing

XIAO Yaqing
Chief Executive Officer
Date: March 17, 2008

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

Date: March 12, 2007

EXHIBIT 4.3

November 5, 2001

STRATEGIC INVESTOR SUBSCRIPTION AGREEMENT

Among

ALUMINUM CORPORATION OF CHINA

and

ALUMINUM CORPORATION OF CHINA LIMITED

and

ALCOA INTERNATIONAL (ASIA) LTD.

and

MORGAN STANLEY DEAN WITTER ASIA LIMITED

and

CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED

TABLE OF CONTENTS

- 213 -

- 214 -

SCHEDULES

Schedule 1	Investor Shares

APPENDICES

Appendix I	Form of Memorandum of Understanding
Appendix II	Terms of Registration Rights Agreement
Appendix II	PRC Opinion Matters

STRATEGIC INVESTOR SUBSCRIPTION AGREEMENT (this "Agreement"), dated November 5, 2001, among Aluminum Corporation of China Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), Aluminum Corporation of China, a State-owned enterprise organized under the laws of the People's Republic of China (the "Parent"), Alcoa International (Asia) Ltd. (the "Investor"), a company incorporated in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), Morgan Stanley Dean Witter Asia Limited, a company incorporated in Hong Kong ("Morgan Stanley") and China International Capital Corporation (Hong Kong) Limited, a company incorporated in the Hong Kong ("CICC", and together with Morgan Stanley, the "Global Coordinators").

WITNESSETH:

WHEREAS, The Company is proposing to offer for sale and list its H shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), and American Depositary Shares each representing 100 Shares ("ADSs") on the New York Stock Exchange, by way of a global offering (the "Global Offering") of Shares and ADSs. The Global Offering will consist of:

(i)	a public offer by the Company of Shares for subscription in Hong?Kong (the "Hong Kong Public Offering");

(ii)

an offering of ADSs by the Company, the Parent and other selling shareholders identified in the Final Prospectus (as defined herein) to professional and institutional investors in Hong Kong (other than to members of the public in Hong?Kong) and to other international investors outside the United States and Canada (which may, at the option of investors, be delivered in the form of Shares) (the "International Offering"); and

(iii)

a registered public offering of ADSs by the Company, the Parent and such other selling shareholders in the United States and Canada (which may, at the option of investors, be delivered in the form of Shares) (the "U.S. Offering").

WHEREAS, the Company and the Investor wish to cooperate to promote their mutual interests and build a lasting and mutually beneficial relationship and, consistent with this, the Investor is now willing to make a significant equity investment in the Company on the basis, and according to the terms and conditions, set out in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE I
INVESTMENT

SECTION 1.01.	Purchase of the Investor Shares

(a)

The Investor will acquire the Investor Shares for cash at the IPO Price (each as defined below in Section 1.01(b)) as part of the International Offering in a transaction structured pursuant to, and meeting all requirements of, Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act").

(b)

For the purposes of this Agreement: the "Investor Shares" means such number of Shares or ADSs, as the case may be, offered by the Company and Parent to the Investor in the International Offering as calculated in accordance with Schedule 1 to this Agreement; and the "IPO Price" means the price per Share at which Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars, and determined as referred to in Section 5.01.

(c)

For purposes of this agreement an Affiliate of a company means any entity directly or indirectly controlling or controlled by or under the direct or indirect common control with such company; "control" for purpose of this definition being taken to mean direct or indirect ownership of at least 50% of the voting rights of the relevant entity.

SECTION 1.02.

Option to Purchase ADSs. Notwithstanding the provisions of Section 1.01, the Investor may by notice in writing issued to the Company, the Parent and the Global Coordinators not later than five Hong Kong banking days prior to the due date for payment referred to in Section 3.01, elect to receive ADSs instead of Shares, in which event the "Investor Shares" means such number of ADSs as represent the aforementioned number of Shares calculated in accordance with Schedule 1 to this Agreement; and the "IPO Price" means the price per ADS at which ADSs are acquired by investors in the International Offering, expressed in U.S. dollars, and determined as referred to in Section 5.01.

ARTICLE II
CONDITIONS TO CLOSING

SECTION 2.01.	Conditions to Closing.

(a)

The Investor's agreement in Article I, and the right of the Investor to acquire the Investor Shares, is conditioned upon the underwriting agreements in each of the Hong Kong Offering, the International Offering and the U.S. offering being entered into and having become unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties) by no later than June 30, 2002.

(b)	The Investor's agreement in Article I (but not the right of the Investor to acquire the Investor Shares) is also conditioned upon:

(i)

a memorandum of understanding between the Company and the Investor regarding projects in alumina and aluminum facilities in the form attached to this Agreement as Appendix I (the "MOU") having been duly executed and delivered by each of the Company and the Investor,

(ii)

a registration rights agreement having the terms and conditions set forth in Appendix II to this Agreement, as such terms and conditions may be varied by agreement of the Parties, and other customary provisions (the "Registration Rights Agreement") having been duly executed and delivered by each of the Company and the Investor,

(iii)

an opinion letter of Haiwen & Partners as counsel to the Company containing opinions addressing the matters set forth in Appendix III shall have been delivered to the Investor, with each such opinion set forth therein in substantially the same form and subject to the same qualifications and assumptions (and no more) as the equivalent opinion in the opinion letter delivered by Haiwen & Partners to the underwriters in connection with the closing of the Global Offering and

(iv)

the Company having used its reasonable endeavors, in conjunction with the Investor, to deliver to the Investor a "comfort letter" signed by a relevant State Leader substantially in substantially the form discussed by the Company and the Investor.

(c)

The Company and the Global Coordinators will use their respective reasonable endeavors to ensure that the Global Offering is completed, but there can be no guarantee of this, and none of the Company, the Parent, the Global Coordinators or any other person related to the Global Offering will accept any liability to the Investor arising from the failure of the Global Offering to be completed for any reason. If the conditions set out in Section 2.01(b) are not fulfilled by June 30, 2002, the Investor shall consult with the other parties to this Agreement regarding its purchase of the Investor Shares, provided that the Investor shall, in such case, have the right in its absolute discretion to determine whether or not to proceed with such purchase.

ARTICLE III
THE CLOSING

SECTION 3.01.	Purchase of Shares in International Offering; Delivery of Shares.

(a)

Subject to Section 2.01, the Investor will acquire the Investor Shares pursuant to, and as part of, the International Offering and through the Global Coordinators or their respective Affiliates in their capacity as underwriters of the International Offering. Accordingly, except as otherwise provided in this Section 3.01 and in Section 3.02, the Investor Shares will be acquired contemporaneously with settlement of the International Offering. Payment for the Investor Shares shall be made on the same day as payment is required from other investors that acquire Shares or ADSs, as the case may be, in the International Offering through the Global Coordinators or their respective Affiliates (the "Closing Date").

(b)

Delivery of the Investor Shares to the Investor shall be made through Hong Kong Securities Clearing Company Limited for the account of the Investor or, if the Investor has elected to take ADSs pursuant to Section 1.02, through the facilities of DTC for the account of the Investor, on the date notified to the Investor by the Global Coordinators, which shall not be later than forty (40) days after the earlier of (i) the date on which the Shares commence trading on the Stock Exchange of Hong Kong Limited and (ii) the date on which the ADSs commence trading on the New York Stock Exchange, but otherwise on the same basis on which Shares or ADSs, as the case may be, are delivered to other investors that acquire Shares or ADSs, as the case may be, under the International Offering through the Global Coordinators (or in any other manner which the Company, the Parent, the Global Coordinators and the Investor may agree). However, if the Investor gives notice to the Company no less than five (5) business days prior to the Closing Date that the Investor wishes to receive definitive certificates, upon the receipt of such notice, the Company shall cause to be delivered to the Investor definitive certificates for the Shares in respect of the Investor Shares in board lots of 2000 Shares or in such other denomination as shall be reasonably requested by the Investor and notified to the Company no less than three (3) business days prior to the Closing Date.

SECTION 3.02	Over-Allotment.

If the Investor Shares include Over-allotment Shares (as defined in Schedule 1), the Investor will acquire that portion of the Investor Shares which are Over-allotment Shares (the "Over-allotment Investor Shares") pursuant to, and as part of, the International Offering and through the Global Coordinators or their respective Affiliates in their capacity as underwriters of the relevant portion of the International Offering. In connection with any exercise of the Over-allotment Option (as defined in Schedule 1), the Global Coordinators shall by written notice to the Investor, with a copy to the Company and the Parent, inform the Investor of the aggregate number of Over-allotment Investor Shares which the Investor is required to purchase as Investor Shares, as well as the time and date of payment and delivery for such Over-allotment Investor Shares. For the avoidance of doubt, the Investor shall in no event be required to pay for any Over-allotment Investor Shares before delivery thereof. The Over allotment Investor Shares shall be delivered to the Investor in Shares, unless the Investor had elected to take the Investor Shares in ADSs pursuant to Section 1.02, in which case delivery of the Over-allotment Investor Shares shall also be made in ADSs. The provisions relating to the IPO Price and the settlement procedures set forth in Sections 1.01, 1.02 and 3.01 shall apply, mutatis mutandis, to the Over-allotment Shares, provided the settlement procedures shall be the same as those which apply generally to the issuance and sale of Over-allotment Shares under the relevant part of the Global Offering.

ARTICLE IV
RESTRICTIONS ON DISPOSAL BY INVESTOR

SECTION 4.01.	Lock-up Period.

The Investor agrees that, without the prior written consent of the Company and the Global Coordinators, it will not, at any time during the period of 30 months following the date of commencement of dealings in the Shares on the Hong Kong Stock Exchange (the "Lockup Period"), dispose of any of the Relevant Shares (as defined below in Section 4.07). After the expiry of the Lock-up Period, the Investor may dispose of Relevant Shares in accordance with Section 4.02 below, provided that the Investor will use its best endeavors to assure that any such disposals do not create a false market and are otherwise in compliance with all applicable laws, rules and regulations (including the Hong Kong Stock Exchange Listing Rules).

SECTION 4.02.	Early Termination of Lock-up Period.

(a)

Notwithstanding Section 4.01, (i) if the parties have not signed a definitive joint venture contract (the "Joint Venture Contract") for the purpose of establishing a joint venture at Pingguo within eight months of the closing of the Global Offering, or (ii) if the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC") has not issued a Certificate of Approval in respect of the establishment of the joint venture within 12 months of the closing of the Global Offering, the Lock-up Period shall, on the business day next following the expiration of such eight-month period or 12-month period, as the case may be, (the "Lock-up Early Termination Date"), immediately terminate.

(b)

If (i) the parties have not signed the Joint Venture Contract within eight months of the closing of the Global Offering, or (iii) MOFTEC has not issued a Certificate of Approval in respect of the establishment of the joint venture within 12 months of the closing of the Global Offering, in each case as a result of a failure by one party to abide by the expressions of intent memorialized in the MOU, that party shall pay to the other party US$7.5 million as a reasonable estimate of transaction expenses within 30 days of the Lock-up Early Termination Date, provided however, that in no case shall either the Investor or the Company be required to make such payment to the other party, where such other party has first failed to abide by the expressions of intent memorialized in the MOU.

SECTION 4.03.	Company's Right to Purchase Shares

In the event that Investor, following the expiration of the Lock-up Period, desires to sell, assign, or otherwise transfer or dispose of Relevant Shares to a third party, the Investor shall first offer all of the Relevant Shares that it desires to dispose of (the "Offered Shares") to the Company, by written notice. The price per share at which Investor shall offer to sell the Offered Shares to the Company shall be equal to the weighted average closing price of the H Shares on the Hong Kong Stock Exchange on the 10 business days preceding the delivery of such notice to the Company. The Company shall have 15 calendar days (the "Offer Period") from receipt of the written offer, in which to (i) elect to accept such offer, or (ii) arrange for another party of its choosing (a "Designated Purchaser") to accept such offer, in either case by giving written notice thereof to the Investor. Unless otherwise agreed by Investor, such acceptance must be for all, but not a portion of such Offered Shares. The Company or Designated Purchaser, as the case may be, shall then make payment for, and the Investor shall deliver, the Offered Shares within ten business days following such acceptance.

(b)

In the event that the Company or Designated Purchaser fails to accept the offer within the Offer Period, the Investor may, within a period of 90 days thereafter, sell, assign or otherwise dispose of all or any part of the Offered Shares.

SECTION 4.04.	Compliance with Securities Laws.

The Investor acknowledges that in connection with its investment in the Company, it has received information that may constitute material non-public information, including without limitation the evaluation material (as defined in Section 5.03). The Investor therefore agrees that it will not, and will use its best endeavors to assure that its Affiliates, associates, directors, officers, employees, advisors and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the Shares or any public securities of the Company, the Parent or their respective Affiliates or associates in a manner that could result in any violation of the securities laws of the United States, Hong Kong, the People's Republic of China or any other jurisdiction.

SECTION 4.05.	Permitted Arrangements.

This Article IV shall not prevent (i)?the Investor from acquiring the Relevant Shares from any of its Affiliates or (ii) the Investor (or any of its Affiliates) from transferring Relevant Shares to any Affiliate of the Investor or to the Investor (collectively, "permitted arrangements"), provided that, in all cases (A) the Investor shall first obtain the consent from the Company, which consent shall not be unreasonably withheld or delayed, (B) the Investor shall be responsible for ensuring that each of its Affiliates that holds any Relevant Shares as a result of any permitted arrangements shall duly comply with this Article IV as if bound by such obligations itself, and (C) if any of its Affiliates which holds any Relevant Shares as a result of any permitted arrangements is about to or will cease to be an Affiliate of the Investor, such entity shall (and the Investor shall procure that such entity shall), before ceasing to be an Affiliate of the Investor, ensure that its entire interest in any such Relevant Shares is fully and effectively transferred to the Investor or to an Affiliate of the Investor.

SECTION 4.06.	Limitation on Investor Ownership.

(a)

The Investor agrees that it will not subscribe for or purchase, whether directly or indirectly through any associate (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), any additional Shares so as to increase its shareholding in the Company to 10.0% or more of the outstanding issued share capital of the Company except with the prior written consent of the Company.

(b)

In the event that the Company repurchases its Shares pursuant to any share repurchase program or otherwise pursuant to a mandate granted to the Company's board of directors, the Investor shall sell to the Company and the Company shall purchase from the Investor such number of Shares necessary, if any, so that its shareholding shall continue to be less than 10.0% of the issued share capital of the Company. Shares sold by the Investor to the Company pursuant to this subsection shall be sold at a price equal to the higher of (i) the price at which other Shares are sold to the Company in the share repurchase program or under the general mandate, as the case may be, and (ii) the weighted average closing price of the H Shares on the Hong Kong Stock Exchange on the 10 business days preceding the date which the Company repurchases Shares in the share repurchase program or under the general mandate, as the case may be.

(c)

In the event that, for any reason, the Investor's shareholding increases to 10.0% or more of the outstanding issued share capital of the Company, the Investor shall, within ten days from the date of such increase, dispose of such number of H Shares as shall reduce its shareholding to less than 10.0% of the issued share capital of the Company.

(d)

Notwithstanding subsections 4.06(a), (b) and (c), if the Investor provides written notice to the Company that it wishes to increase its holding of Shares to 10.0% or more of the outstanding issued share capital of the Company, the Company hereby undertakes to use its reasonable endeavors to (i) obtain such waivers, permissions or approvals from the Hong Kong Stock Exchange with respect to the Hong Kong Stock Exchange's public float requirements, included but not limited to Rule 19A.14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, so that Investor may increase its shareholding without causing the Company to fail to comply with such public float requirements, and (ii) provided such waivers, permissions and approvals are obtained and subject to any other legal and regulatory requirements that may need to be complied with by the Company, provide the Investor with the written consent required by Section 4.06(a).

SECTION 4.07.	Definitions. For the purpose of this Agreement, references to:

(a)

"dispose of" or "disposal" includes any action to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs or Shares (directly or in the form of ADSs) or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, such ADSs or Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of share capital or such other securities, in cash or otherwise; and

(b)

"Shares" and other shares and/or securities of the Company shall be deemed to include Shares (and, if applicable, other shares and/or securities of the Company) represented by ADSs and other depositary receipts and similar rights. References to disposals and acquisitions of, and other transactions in, Shares and other shares and/or securities of the Company shall be deemed to include swaps, contracts for differences and other derivative transactions having equivalent or comparable economic effect. Calculations and determinations made in good faith by the Global Coordinators shall be conclusive with respect to the number of the Investor Shares and the IPO Price for the purposes of Article I.

(c)

"Relevant Shares" means the Investor Shares and any shares or other securities of the Company, which are derived from the Investor Shares (pursuant to any rights issue, capitalization issue or other form of capital reorganization).

(d)

"Material Adverse Effect" means a material adverse effect on the general affairs, management, financial position or results of operations of the Company and its subsidiaries and branches, taken as a whole.

ARTICLE V
ACKNOWLEDGEMENTS

SECTION 5.01.	Determination of IPO Price.

The IPO Price is to be fixed by agreement between the Company, the Parent and the Global Coordinators (on behalf of the underwriters) following, and on the basis of, an international "roadshow" and "bookbuilding" process.

SECTION 5.02.	Disclosure in Public Offering Documents.

This Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and, specifically, this Agreement will be a material contract required to be filed with regulatory authorities and/or made available for public inspection in connection with the Global Offering.

SECTION 5.03.	Evaluation Material; No Reliance on Opinions.

The Investor Shares will be acquired by the Investor through the Global Coordinators as underwriters as set forth in Sections 3.01 and 3.02 above, but on the basis that:

(a)

other than the representations and warranties of the Company and the Parent set forth in Section 6.02(d), and notwithstanding that any information or material concerning the Company and/or the Parent (whether prepared by the Company, the Parent, the Global Coordinators, or their respective Affiliates, associates, representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company or the Parent on or before the date hereof (collectively "evaluation material"), neither the Company, the Parent, the Global Coordinators, nor any of their respective Affiliates, associates, representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material, and none of the Company, the Parent, the Global Coordinators and their respective Affiliates, associates, representatives or advisers has or will accept any liability to the Investor or any of its representatives or advisers arising from the use of or reliance on the evaluation material; and

(b)

except for the opinion of Haiwen & Partners referred to in Section 2.01, the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by the Global Coordinators, legal counsel to the Company or the Parent, or legal counsel to the Global Coordinators and underwriters, and has obtained its own independent advice to the extent it has considered necessary or appropriate.

SECTION 5.04.	Number of Shares Offered May Change.

The Investor acknowledges and agrees that, subject to Schedule 1, the Company, the Parent and the Global Coordinators shall have the absolute discretion to change or adjust (i) the number of Shares and ADSs comprising the Global Offering or any part thereof; and (ii) the ratio of Shares and ADSs to be offered by the Company and the Parent respectively under the Global Offering or any part thereof; provided, however, the Global Coordinators shall promptly inform the Investor of (i) any proposed reduction or increase of the total number of Shares comprising the Global Offering (including Shares represented by ADSs) from the aggregate number as reflected in the preliminary offering circular to be used in connection with the International Offering (the "Preliminary Offering Circular"); and (ii) any proposed change to the ratio of the aggregate number of Shares offered by the Company and the Parent respectively in the Global Offering as reflected in the Preliminary Offering Circular.

SECTION 5.05.	Provision of Information Memorandum.

The Investor acknowledges and agrees that it has received, on the date hereof, an information memorandum signed for identification purposes by the Company containing information relating to the Company and the Global Offering (the "Information Memorandum").

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

SECTION 6.01.	Representations and Warranties of Investor.

The Investor hereby represents and warrants to the Company and the Parent that:

(a)

It has full power and authority to enter into this Agreement, the Registration Rights Agreement and the MOU, and each of this Agreement, the Registration Rights Agreement and the MOU has been duly authorized, executed and delivered by it, and assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and legally binding obligation of the Investor, provided however, that the MOU shall be legally binding solely to the extent stated therein;

(b)

It is not a U.S. Person (as defined in Rule 902 of, Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act;

(c)

It does not, directly or indirectly, own more than 5% of the outstanding common stock (or other voting securities) of any member of the National Association of Securities Dealers, Inc. ("NASD") or a holding company for a NASD member, and is not otherwise a "restricted person" for the purposes of the Free-Riding and Withholding Interpretation of NASD.

SECTION 6.02.	Representations and Warranties of the Company and the Parent.

Each of the Company and the Parent hereby represents and warrants to the Investor that:

(a)

Each of the Company and the Parent has full power and authority to enter into this Agreement and the Registration Rights Agreement, and each of this Agreement and the Registration Rights Agreement has been duly authorized, executed and delivered by it, and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and legally binding obligation of the Company and the Parent; the Company has full power and authority to enter into the MOU, and the MOU has been duly authorized, executed and delivered by it, and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and legally binding obligation of the Company and the Parent;

(b)	The domestic shares and the H shares (or their ADS equivalent) are the only classes of shares and they shall rank pari passu in all material respects;

(c)

Neither the Company, the Parent, nor any of their respective Affiliates, nor any person acting on its or their behalf, has engaged in any "directed selling efforts" (as defined in Regulation S under the Securities Act) with respect to any Shares or ADSs that are not registered under the Securities Act; and none of such persons has taken any actions that would result in the sale of the Investor Shares to the Investor under this Agreement requiring registration under the Securities Act; and the Company is a "foreign issuer" (as defined in Regulation S under the Securities Act); and

(d)	The Company and the Parent have made available to the Investor, its advisors or agents certain management accounts regarding the Pingguo plant (the "Pingguo Documents"), including:

(i)	the income statement and balance sheet as of December 31, 2000, and balance sheet as of June 30, 2001;

(ii)	operating cost breakdowns for alumina and aluminum as of December 31, 2000 and June 30, 2001, as signed for identification by the Company;

(iii)	general administration and selling expenses as of December 31, 2000 and June 30, 2001, as signed for identification by the Company.

To the best of the Company's knowledge and belief, the Pingguo Documents have been prepared on a reasonable basis, are complete in all material respects and fairly present the information contained therein.

(e)

The Parent has been duly organized and is validly existing under the laws of the PRC; the Company has been duly incorporated as a joint stock company with limited liability and is validly existing under the laws of the PRC.

(f)

Each of the Parent and the Company has the right, power and authority and has taken all actions required, including but not limited to, the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to execute and deliver, and to exercise its respective rights and perform its respective obligations under this Agreement and the Registration Rights Agreement and the transactions contemplated hereunder and thereunder.

(g)

Neither the execution of this Agreement or the Registration Rights Agreement, nor the performance by the Parent and the Company of their respective obligations under this Agreement or the Registration Rights Agreement (i) violates or will violate their respective articles of incorporation, (ii) violates or will violate any law, rule or regulation of any jurisdiction or any stock exchange, including without limitation the SEHK, on which the Shares or ADSs will be listed or (iii) conflicts with or results in a breach of any agreement of the Parent or the Company or to which the Parent or the Company or any of their respective assets are bound or will be bound, except where such violation, conflict or breach will not have a Material Adverse Effect.

(h)

Each of the Investor Shares, when issued or sold, as the case may be, in accordance with the terms of this Agreement will have been duly and validly authorized and issued, fully paid and non-assessable, free from any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind or another type of preferential arrangement, including, without limitation, a title transfer or retention, arrangement having similar effect, and will conform in all material respects to the description of the Shares or ADSs (as the case may be) contained in the Information Memorandum.

(i)

The Company and each of its branches and subsidiaries have all necessary licenses, permissions, authorizations and consents (collectively referred to hereinafter as "licenses") necessary to own, lease, license and use its properties and assets and conduct its business in the manner described in the Information Memorandum; the Company and each of its branches and subsidiaries are in compliance with the provisions of all such licenses except where failure to have or comply with any such licenses would not have a Material Adverse Effect. The Company has no reason to believe that any governmental authority or other relevant body is considering modifying, suspending or revoking any such license.

(j)

The Company is duly qualified for the transaction of business under the laws of each jurisdiction in which it owns or leases property and such qualification is required, or is subject to no material disability by reason of the failure to be so qualified.

(k)

Neither the Company nor any of its branches or subsidiaries is in violation of its respective articles of association, business license or other constituent documents except for any such violations that, individually or in the aggregate, would not have a Material Adverse Effect.

(l)

The description of the events and transactions (the "Reorganization") set forth in the Information Memorandum under the caption "Reorganization" is true and correct in all material respects; and such events and transactions were in compliance in all material respects with all applicable laws and regulations of the PRC.

(m)

As at the Closing Date, all consents, approvals, authorizations, orders, registrations and qualifications required in connection with the Reorganization have been made or unconditionally obtained in writing, and no such consent, approval, authorization, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed; provided however, that the warranty contained in this paragraph shall not extend to any consent, approval, authorization, order, registration and qualification required in connection with the Restructuring which is not material in the context of the Company and its subsidiaries and branches, taken as a whole.

(n)

Except as disclosed in the Information Memorandum, so far as the company and the Parent are aware, there are no pending or threatened civil, criminal, arbitration, administrative or other claims, proceedings, investigations or inquiries in any jurisdiction involving the Company which, if decided adversely to the Company or Parent, as the case may be, would have a Material Adverse Effect.

(o)

The Company has not taken any corporate action nor have any other steps been taken or legal proceedings been started or, to the best of the knowledge, information and belief of the Company and the Parent, threatened against the Company for its winding-up, dissolution, administration or reorganization (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, custodian, trustee or similar officer of it or of any or all of its assets or revenues.

(p)

The Information Memorandum does not, as of the date hereof, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(q)

It is currently expected that the Company will file a final prospectus (the "Final Prospectus") with the U.S. Securities and Exchange Commission (the "SEC") on or around December 14, 2001 in connection with the Global Offering. Each of the Company and the Parent represents and warrants to the Investor that the Final Prospectus, on the date that it is filed with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

SECTION 6.03.	Independence of Representations and Warranties.

Each of the representations and warranties of the Investor set forth in Section 6.01 and those of the Company and the Parent set forth in Section 6.02, respectively, shall be construed as separate.

SECTION 6.04.	Representations and Warranties Deemed to be Repeated at Closing.

Each of the representations and warranties shall be deemed to be repeated as of the Closing Date with the exception of the representation and warranty contained in paragraph 6.02(p), which is effective only as of the date hereof.

ARTICLE VII
ANNOUNCEMENTS

SECTION 7.01.	Company Announcement.

Subject to approval of the Investor and the Global Coordinators (which approval shall not be unreasonably withheld or delayed), the Company and/or the Parent may issue a press announcement with respect to this Agreement following public filing with the U.S. Securities and Exchange Commission of the Company's Registration Statement for the Global Offering. The Company and the Parent will obtain the prior approval of the Investor and the Global Coordinators (which approval may not be unreasonably withheld or delayed) for references to the Investor in such press announcement, the offering documentation for the Global Offering and any other public statements to be made by the Company and/or the Parent in connection with the Global Offering.

SECTION 7.02.	Limitation on Announcements by Investor.

Except (i) for any announcement by the Investor that may be required by any stock exchange on which the Investor's securities are listed or traded or under any law or regulation (but only after such prior consultation in good faith with the Company, the Parent and the Global Coordinators as is practicable in the circumstances with respect to the form, content and timing of any such announcement); or (ii) as may be agreed by the Company, the Parent and the Global Coordinators, the Investor will not make any announcement or other public statement with respect to this Agreement or the arrangements contemplated by this Agreement.

SECTION 7.03.	Applicability of this Article.

Sections 7.01 and 7.02 shall terminate, and shall cease to have any effect, upon the closing of the Global Offering.

ARTICLE VIII
UNDERTAKINGS

SECTION 8.01.	Parties to Cooperate

(a)

The Investor and the Company and the Parent shall cooperate with respect to making any notifications to, or obtaining consents and/or approvals of, third parties that are or may be required for the purposes of or in connection with this Agreement or the transactions contemplated hereby.

(b)

The Company agrees to hold strategic investor meetings with the Investor no less than once every six (6) months to be attended by representatives of the Company and the Investor. The Investor shall be entitled to participate and shall participate in such meetings. The time, number of attendees and other procedural matters relating to such meetings shall be agreed between the Company and the Investor from time to time.

SECTION 8.02.	Investor's Board Representative.

(a)

The Parent hereby undertakes that, for so long as the Investor and its Affiliates shall hold, in the aggregate, more than 8% of the outstanding share capital of the Company, it will vote its Shares in the Company, and shall cause its subsidiaries, and shall use its reasonable endeavors to cause its other Affiliates, to vote any Shares that such persons hold in the Company in favor of the person nominated by the Investor for election to the Company's board of directors as a non-executive director, and each of the Company and the Parent hereby undertakes that for so long as the Investor and its Affiliates shall hold, in the aggregate, more than 8% of the outstanding share capital of the Company, it will cause the nomination of such person for election by shareholders as a non-executive director, and take all other reasonable steps within its power to facilitate the appointment of such person as a non-executive director of the Company's board of directors, subject in each case, however, to the following conditions: (i) such person shall have good standing and suitable qualifications and experience for election to the Company's board, (ii) such appointment shall be made be in accordance with the articles of association of the Company and all applicable laws and regulations.

(b)

The Investor hereby undertakes that it will vote its Shares in the Company, and shall cause its subsidiaries, and shall use its reasonable endeavors to cause its other Affiliates to vote any Shares in the Company held by such persons, in favor of all persons nominated by the Parent or the Company for election to the Company's board of directors, and the Investor hereby undertakes that it will take all other reasonable steps within its power to facilitate the appointment of such persons as directors of the Company's board of directors, subject in each case, however, to the following conditions: (i) such persons shall have good standing and suitable qualifications and experience for election to the Company's board, (ii) such appointments shall be made be in accordance with the articles of association of the Company and all applicable laws and regulations.

(c)

The Investor agrees that if the shareholding of it and its Affiliates, in the aggregate, in the Company shall fall below 8% of the outstanding share capital of the Company for a period of thirty (30) consecutive calendar days, it will, at the written request of the Company, procure that its representative on the Company's board of directors will resign from such board as soon as it is practicable to do so.

(d)

In the event that Investor's shareholding in the Company shall fall below 8% as a result of a transaction or transactions referred to in Section 8.05(b), Sections 8.02(a), (b) and (c) above shall continue to apply to it as if Investor owned 8% of the outstanding share capital of the Company unless and until its shareholding shall fall below 5%.

SECTION 8.03.	Right to Participate in Certain Projects

(a)

The Company and the Investor each hereby agrees that, for a period ending on the date on which the Investor's shareholding in the Company shall have fallen below 8% of the outstanding share capital of the Company for a period of thirty (30) consecutive calendar days, with respect to any project in bauxite mining, metallurgical alumina refining and primary aluminum smelting that (i) the Company proposes to undertake through any manner of equity participation together with a foreign partner, including, without limitation, projects relating to the expansion of the Company's existing alumina or aluminum production facilities, or the development of new such facilities in the PRC or (ii) the Investor proposes to undertake through any manner of equity participation together with a domestic partner in the PRC, the Company or the Investor, as the case may be, will provide the other with notice of its intention to undertake such project (a "Project Notice"). The Project Notice shall describe the project in reasonable detail and shall specify an estimate of the cost and other terms and conditions on which it proposes to undertake such project.

(b)

Following the delivery of the Project Notice, the Company or the Investor, as the case may be, shall discuss the other Party's participation in the project in good faith for a period (the "Exclusivity Period") expiring on the earlier of:

(i)	Ninety (90) days from delivery; and

(ii)	The time the Company or the Investor, as the case may be, notifies the other Party that it is not interested in pursuing the project.

(c)

If no memorandum of understanding or comparable agreement is signed by each of the Company and the Investor during the Exclusivity Period, the Company or the Investor, as the case may be, shall be free to discuss and enter into agreements regarding the project with other potential partner(s); provided however, that neither the Company nor the Parent, on the one hand, nor the Investor, on the other, (i) shall enter into any agreement with respect to such project with such other partner(s) on terms and conditions more favorable than those offered to the other under this section 8.03 (ii) nor enter into any agreement with respect to or otherwise pursue such project at the site(s) which are the subject of the MOU.

(d)

In the event that Investor's shareholding in the Company shall fall below 8% as a result of a transaction referred to in Section 8.05(b), Sections 8.03(a), (b) and (c) above shall continue to apply to it as if it owned 8% of the outstanding share capital of the Company, provided that its shareholding is not below 5%.

(e)	For purposes of this section 8.03, the term "partner" shall mean any corporation engaged in bauxite mining operations, metallurgical alumina refining, or primary aluminum smelting.

SECTION 8.04.	Anti -dilution Rights of Investor.

(a)

If, following the closing of the Global Offering, the Company issues or places any new H Shares for cash consideration (the "Additional Shares") or other securities (the "Other Securities") convertible or exchangeable into or which represent new H Shares (the Additional Shares and the Other Securities are hereinafter referred to as the "Additional Securities") within a period beginning on the Closing Date and ending on the date thirty (30) days after the date on which the Investor's ownership becomes less than 8% of the outstanding share capital of the Company (the "Anti-dilution Period"), the Investor shall, subject to applicable laws and regulations, have the right to purchase or subscribe for (at the same price, at the same time and under the same terms as the Additional Securities are issued or placed to other investors) such number of the Additional Securities as are necessary so that Investor may maintain its percentage shareholding in the capital of the Company (the "Relevant Shareholding") immediately prior to such issuance or placement.

(b)

In the event that Investor's shareholding in the Company shall fall below 8% as a result of a transaction referred to in Section 8.05(b), Section 8.04(a) above shall continue to apply to it as if it owned 8% of the outstanding share capital of the Company, provided that its shareholding is not below 5%.

SECTION 8.05.	Limitation on Anti -dilution Rights. Notwithstanding any provision in Section 8.04:

(a)	The exercise by the Investor of the aforesaid right shall be subject to the Hong Kong Stock Exchange Listing Rules that are in force from time to time.

(b)	Section 8.04 shall not apply to:

(i)	any issuance of Additional Securities to officers, directors or employees of the Company in connection with any stock option plan, incentive plan or other similar plan or scheme;

(ii)

any offering or issuance of Additional Securities in which the Investor is not eligible to purchase Shares or otherwise participate as the result of the application of any law, rule or regulation of the People's Republic of China, the United States or other applicable jurisdiction;

(iii)

any issuance of Additional Securities in connection with a transaction in which the Company merges or combines with, acquires an interest in, or establishes a partnership, joint venture or similar relationship with, another business entity.

(c)	Nothing in Section 8.04 shall require the Company to:

(i)	file a prospectus with the Registrar of Companies in Hong Kong pursuant to the Companies Ordinance;

(ii)	file a registration statement with the U.S. Securities and Exchange Commission in respect of any Additional Securities;

(iii)

issue, sell or place any Additional Securities in a manner that, in the reasonable judgment of the Company, would or would likely result in a violation of the registration requirements of the Securities Act or the regulations of the U.S. Securities and Exchange Commission thereunder or the securities laws of any state of the United States or any other applicable jurisdiction; or

(iv)	make any offer or undertake any sale of H Shares where the Company otherwise contemplated no such offer or sale.

(d)

The Investor shall, upon the reasonable request of the Company, provide to the Company such certifications, representations, warranties and covenants as the Company may reasonably request with regard to establishing that the purchase or subscription by the Investor of any Additional Securities is a transaction exempt from the registration requirements of the Securities Act.

(e)	Nothing in this Section 8.05 shall limit any rights of the Investor under any applicable law, rule, regulation or contract.

SECTION 8.06.	Share Issuances by Company.

(a)

The Company hereby undertakes that if it should conduct an offering of domestic shares in the People's Republic of China, or otherwise issue or sell Shares pursuant to a transaction in which the Investor's anti-dilution rights do not apply as a result of the application of 8.05(b) or (c) hereof, the Company will use its reasonable endeavors to provide the Investor with the opportunity to purchase or subscribe for (at a price to be agreed upon by the parties based upon prevailing market practice and valuation standards for the pricing of ordinary H shares in similar placements made at the time of such offering of domestic shares or Shares, and under customary terms no less favorable to the Investor than the terms under which such domestic shares or Shares are issued in such offering or transaction) such number of H shares so that Investor is able to maintain its Relevant Shareholding.

(b)

The Company further undertakes that, during the Lock-up Period, it will not engage in any transaction or series of transactions in which the Investor's anti-dilution rights would not otherwise apply as a result of the application of 8.05(b) or (c) hereof, and as a result of which the Investor's shareholding would be reduced to less than 5% of the Company's outstanding share capital.

SECTION 8.07.	Stamp Duty.

Any stamp duty payable in connection with the acquisition of the Investor Shares pursuant to this Agreement shall be borne by the Parent.

SECTION 8.08.	Directed Selling Efforts.

Neither the Company, the Parent, nor any of their respective Affiliates, nor any person acting on its or their behalf will engage in any "directed selling efforts" (as defined in Regulation S under the Securities Act) with respect to any Shares or ADSs that are not registered under the Securities Act and none of such persons will take, any actions that would result in the sale of the Investor Shares to the Investor under this Agreement requiring registration under the Securities Act.

SECTION 8.09.	Exclusivity.

(a)

Notwithstanding any other provision of this Agreement, neither the Company nor the Parent have entered into, nor shall they, at any time prior to closing of the Global Offering and for so long as the Investor and its Affiliates shall hold, in the aggregate, more than 8% of the outstanding share capital of the Company, enter into any other placing agreements or similar arrangements with other non-PRC companies engaged in the aluminum industry for the sale of Shares to such companies.

(b)

In the event that the Investor's shareholding in the Company shall fall below 8% as a result of a transaction referred to in Section 8.05(b), Section 8.09(a) above shall continue to apply to it as if it owned 8% of the outstanding share capital of the Company, provided that its shareholding is not below 5%.

SECTION 8.10.	Other Institutional or Corporate Investors.

Subject always to the restrictions of Section 8.09, the Company and Parent agree that they shall provide copies of any other placing agreements with other institutional or corporate investors for the sale of Shares to the Investor as soon as practicable after the later of the signing of this Agreement and the signing of such other agreement.

SECTION 8.11.	Most Favored Treatment.

The Company and the Parent agree that the Company and the Parent will not issue or sell any securities under the Global Offering to any other institutional or corporate investors, including those who are specifically named in the Registration Statement on Form F-1 to be filed in connection with the Global Offering (the "Form F-1"), with terms, whether such terms are in the original placing or similar agreement or any amendments or side agreements thereof or thereto, which provide to such investor (a) a more favorable purchase price, (b) more favorable anti-dilution rights, (c)?more favorable closing conditions or termination rights, (d) more favorable rights of sale, including without limitation, any tag-along rights or registration rights under any applicable securities law, (f) any more favorable rights to participate in, or influence, the management of the Company or in other joint projects, or (g) an equal treatment provision that is more favorable than this Section 8.11, in each case unless the Company and the Parent make such terms available to the Investor. The Investor shall have 48 hours after receiving the other agreement to demand the application of any such favorable terms to this agreement and the Company shall grant such demanded rights.

SECTION 8.12.	Material Information.

The Company shall, from the date hereof and continuing until the Closing Date, promptly provide the Investor with all amendments to the F-1, including exhibits, which it files with the U.S. Securities and Exchange Commission.

SECTION 8.13.	Second Joint Venture.

As an integral part of the relationship established between the Investor and the Company pursuant to this Agreement, the parties acknowledge their good faith intention to establish a second Sino-foreign equity joint venture company in 2005-2006. As a precondition to forming this second joint venture relationship, the parties must have agreed that the initial joint venture company at Pingguo has achieved both a good beginning of the strategic partnership between both parties and their mutual objectives as at that time. As a further precondition to the establishment of the second joint venture, the Investor must have maintained a sufficient number of shares in order to be entitled to a board representative in accordance with section 8.02 of this Agreement. The second joint venture could be formed at an existing location of the Company or at a greenfield location, as the parties mutually agree. The structure of the joint venture company at Pingguo shall serve as a guide for the establishment of this second joint venture, including but not limited to the equity ratio and governance structure of the Pingguo joint venture agreement, unless otherwise agreed.

The total investment in the second joint venture will also be the subject of good faith negotiations between the parties. If the second joint venture is to be based upon construction of a greenfield facility and/or brownfield expansion, the total investment will be based on the estimated capital cost of the construction of the facility, as-established in the approved feasibility study for the project. If the second joint venture is td be based upon one of the Company's existing locations, the parties will negotiate in good faith to establish the value of the investments in the business of the second joint venture, taking into consideration all of the following factors:

(i)

the value of the business at the agreed second joint venture location as verified by the Ministry of Finance, adjusted for any material changes such as capital expenditures or asset sales by the Company since the date of the valuation;

(ii)	the value per tonne of the total investment in the refining and smelting business at Pingguo, as expanded, as reflected in the MOU;

(iii)

the discounted cash flow valuation of the business based on the average realized revenue per tonne obtained by the Company for the relevant aluminum products produced during the period 2001 through 2005, the average realized revenue per tonne for this same time period for aluminum products in the rest of the world, financial projections for the joint venture entity at that time and projections for such aluminum products for the future from reputable industry analysts.

The actual total investment and registered capital of the second joint venture shall be finalized during the development of the joint feasibility study for the project

ARTICLE IX
INVESTOR INFORMATION

SECTION 9.01.	Investor Information.

The Global Coordinators shall use reasonable efforts to keep the Investor regularly informed verbally of relevant matters relating to the Global Offering up to the Closing Date. Such verbal communication shall be made by a designee of the Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Article XI. Further, the Global Coordinators agree to use their reasonable endeavors to provide information to the Investor relating to the level of expected demand for ADSs and Shares in the Global Offering by institutional and retail investors. This information will consist essentially of the Global Coordinators' estimate related to the level of demand for ADSs and Shares by institutional and retail investors at the time of pricing the Global Offering and executing the underwriting agreements. Subject to the preceding sentences of this Section 9.01, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Global Coordinators. While the Global Coordinators will exercise reasonable care in providing such information, neither Morgan Stanley nor CICC, nor any of their respective representatives, will accept any liability to the Investor whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise howsoever arising therefrom.

ARTICLE X
AMENDMENT AND TERMINATION

SECTION 10.01.	Amendment.

This Agreement may not be amended or varied except by written instrument executed by all parties hereto.

SECTION 10.02.	Termination Prior to Public Filing.

It is currently expected that the Company will file an amended Form F-1 Registration Statement (the "Form F-1") containing the preliminary "red herring" prospectus with the SEC on or around November 20, 2001 (the "Preliminary Prospectus") to be used in connection with marketing the Global Offering. At least two days prior to the public filing of such Preliminary Prospectus with the SEC, the Company shall provide a copy of the Form F-1, including all exhibits thereto, whether filed on such date or previously filed with the SEC, to the Investor. The Global Coordinators shall use reasonable endeavors to keep the Investor informed of any change to the proposed time for the filing of the Preliminary Prospectus. If, at any time during the period between the date of the Information Memorandum and the date of the Preliminary Prospectus, there shall occur any development or series of developments that, taken as a whole, have a material adverse affect on the Company, the Investor shall have the right to terminate this Agreement by written notice delivered to the other parties hereto; provided that the Investor shall first consult with the other Parties hereto before exercising its right to terminate under this Section 10.02.

SECTION 10.03.	Termination After Public Filing.

If, at any time during the period between the filing of the Preliminary Prospectus and the closing of the Global Offering, there shall occur any development or series of developments that, taken as a whole, have a material adverse affect on the Company such that the Company re-circulates the Preliminary Prospectus, the Company shall deliver a written notice, together with the completed amended Form F-1 registration statement including the Preliminary Prospectus to be re-circulated (and use reasonable endeavors to confirm such written notice by telephone call to the person nominated to receive notices on behalf of the Investor as set out in Section 10.01) to the Investor and the Global Coordinators (a "Re-circulation Notice"). The Investor, upon receipt of a Recirculation Notice, shall have the right to terminate this Agreement by written notice delivered to the other parties hereto within 24 hours of the such receipt; provided that the Investor shall first consult with the other Parties hereto before exercising its right to terminate under this Section 10.03. For the avoidance of doubt, it is agreed that if no notice of termination is received by the other parties hereto within 24 hours of the receipt of the Re-circulation Notice, the Investor is deemed to -have waived its right to terminate this Agreement under this Section 10.03, and no claims may be brought by the Investor against any of the other parties hereto in relation to the development or developments that gave rise to the Re-circulation Notice, unless after amendment to reflect such development or developments, the re-circulated prospectus still contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SECTION 10.04.	Effect of Termination.

Upon termination of this Agreement by the Investor pursuant to Section 10.02 or 10.03, this Agreement shall cease to have any effect and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, Parent or the Global Coordinators, including, without limitation, any claims based on any breach of any representation or warranty except for any breach that occurred prior to such termination.

ARTICLE XI
MISCELLANEOUS

SECTION 11.01.	Notices.

(a)	Unless otherwise notified by the relevant parties, all notices delivered hereunder shall be in writing and may be delivered by hand or given by facsimile to the following addresses:

If to the Company:
No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China
100814

If to the Parent:
No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China
100814

If to Investor:
Alcoa International (Asia) Limited
Room 1301
Admiralty Centre
Tower 1
18 Harcourt Road
Hong Kong
For the Attention of Celia Chang, Corporate Secretary
Telephone: (852) 2529-2333

If to Morgan Stanley:
Morgan Stanley Dean Witter Asia Limited
26th Floor, Three Exchange Square
Central, Hong Kong
Facsimile: (852) 2848-5577
Telephone: (852) 2848-5688
For the Attention of: Mr. Edward King

If to CICC:
China International Capital Corporation
28th Floor, China World Tower
No. 1 Jianguomenwei Avenue
Beijing 100004, China
Facsimile: (8610) 6505-1156
Telephone: (8610) 6505-1166

(b)

Any notice delivered by hand shall be deemed to have been received when physically received by the person referred to in this Section 11.01. Any notice served by facsimile machine shall be deemed to have been served on receipt of confirmation of successful transmission if (i) within one hour after the successful transmission of the facsimile, oral notice of such facsimile is provided to the addressee (whether through voice mail or actual conversation); and (ii) such transmission is followed within twenty-four (24) hours by posting a copy of such facsimile and confirmation to the addressee by mail or internationally recognized carriers.

SECTION 11.02.	Entire Agreement.

This Agreement and the documents referred to herein constitute the entire agreement among the parties hereto with respect to the transactions contemplated hereby and supersede all prior oral and written discussions, understandings and agreements with respect thereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein, provided however, that nothing in this Section 11.02 shall be construed to prevent liability for fraudulent misrepresentation.

SECTION 11.03.	Survival.

The warranties, representations, and covenants of the Company, the Parent and the Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and closing of the Global Offering. Notwithstanding any provisions to the contrary, and except in each case for the rights given by the Company and the Parent to the Investor set forth in Article Eight and the Agreements set forth in this Article 11, this Agreement shall terminate at the fifth anniversary of the date of this Agreement, and any and all rights and obligations of the parties hereto shall terminate upon the termination of this Agreement.

SECTION 11.04.	Benefit of Agreement.

Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

SECTION 11.05.	Governing Law.

This Agreement shall be governed by and construed under the laws of Hong Kong, without giving effect to the principles of conflicts of law thereof.

SECTION 11.06.	Dispute Resolution.

Any dispute arising out of or relating to this Agreement, including any question regarding its existence, validity or termination ("Dispute") shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. The language to be used in the arbitration proceedings shall be English and Chinese. Each of the parties hereto irrevocably waives any immunity to jurisdiction to which it may be entitled or become entitled (including without limitation sovereign immunity, immunity to pre-award attachment, post-award attachment or otherwise) in any arbitration proceedings and/or enforcement proceedings against it arising out of or based on this Agreement or the transactions contemplated hereby.

SECTION 11.07.	Service of Process.

(a)

Each of the Company and the Parent hereby appoints the Company at its registered address in Hong Kong (or such other person reasonably acceptable to the Investor being resident of or incorporated in Hong Kong as any of them may by notice substitute)(the "Agent") to accept service of all legal process arising out of or in connection with this Agreement and service on the Agent shall be deemed to be service on the Company and the Parent.

(b)

The Parent hereby irrevocably waives the right to claim immunity for itself or its assets from any court or arbitration proceedings arising out of or in connection with this Agreement or any proceedings taken for the enforcement of any determination, decision, order or award made in any such court or arbitration proceedings.

SECTION 11.08.	Counterparts.

This Agreement maybe executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 11.09.	Headings.

The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

SECTION 11.10.	Severability.

If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement for the purpose of such law and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

SECTION 11.11.	Effectiveness.

This Agreement shall become effective upon the approval of the board of directors of each of the Company, the Parent and the Investor.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

By:

Name:	Liang Zhongxiu

Title:	Executive Vice President

ALUMINUM CORPORATION OF CHINA LIMITED

By:

Name:	Guo Shengkun

Title:	General Manager

ALCOA INTERNATIONAL (ASIA) LTD.

By:
Name:	Stephen C. Lee

Title:	Attorney-in-fact

MORGAN STANLEY DEAN WITTER ASIA LIMITED

By:
Name:	Edward k King

Title:	Executive Director

CHINA INTERNATIONAL CAPITAL CORPORATIN (HONG KONG) LIMITED

By:
Name:	FANG CHANG-Po

Title:	Managing Director

Schedule 1

Investor Shares

For the purpose of this Agreement, the number of Investor Shares shall be the number of Shares or ADSs, as the case may be, that equals 8.0% of the outstanding issued share capital of the Company (including the Investor Shares) following the closing of the Global Offering, including the Shares or ADSs (if any) issued or sold, as the case may be, pursuant to any exercise of the over-allotment option (the "Over-allotment Option") granted to the underwriters under the Global Offering (the "Over-allotment Shares").

Both the IPO Price and the exact number of Investor Shares shall be determined conclusively by the Global Coordinators, the Company and Parent. The actual number of Investor Shares will be notified to the Investor as soon as practicable after the determination of the IPO Price.

Appendix I

Form of Memorandum of Understanding

APPENDIX II

Terms and Conditions to be Reflected in Registration Rights Agreement

Registrable securities

(i) All H shares in the Company (or ADSs representing H shares) (Shares) issued to or purchased by the Investor in the IPO and (ii) any Shares issued to or purchased by the Investor in the future (and any securities into which such Shares may be exchanged or converted); provided, however, that such Shares shall cease to be Registrable Securities when (A) they have been sold pursuant to a registration statement, (B) they have been transferred to a non-affiliate of the Investor or (C) they have become freely transferable without restriction under Rule 144 (as evidenced by an opinion of US counsel to the Company (reasonably acceptable to the Investor)).

Demand registration

Beginning 30 months following the IPO (or such earlier date that the lock-up period expires pursuant to Section 4.02 of the Strategic Investor Subscription Agreement), the Investor shall have the right, exercisable at any time, to require the Company to file a registration statement with the SEC within 60 days that covers the Registrable Securities then outstanding; provided, however, the Investor shall not be entitled to (A) more than an aggregate of three demand registrations, (B) more than one demand registration within any nine month period and (C) any demand registration that would require an audit of the Company's financial statements for a period other than its fiscal year or as of a date other than its fiscal year end unless the Investor agrees to bear responsibility for the expenses of such audit. The registration statement for any such demand registration shall be kept effective for a minimum period of 90 days or until all the relevant Registrable Securities have been sold. Neither the Company nor any other shareholder shall be entitled to cut back the number of Registrable Securities included in any such demand registration.

Suspension periods

The Company may suspend the Investor's demand registration rights (A) for up to 90 days on no more than one occasion during any 365 day period if in the good faith judgment of the Company's Board of Directors (due to the existence of a non-public M&A or other material transaction) it would be significantly disadvantageous for the Company to permit exercise of the demand registration request, and (B) during the period beginning 10 days before and ending 90 days following the effective date of a registration statement filed by the Company.

Piggyback registration

Beginning 30 months following the IPO (or such earlier date that the lock-up period expires pursuant to Section 4.02 of the Strategic Investor Subscription Agreement), whenever the Company proposes to register with the SEC any Shares (or securities convertible into or exercisable for Shares), the Investor shall be entitled by notice to the Company to include some or all of its Registrable Securities in such registration. If, in the reasonable opinion of the managing underwriter, the number of securities proposed to be sold in such offering exceeds the number that may be sold successfully without affecting the price, then the securities proposed to be included in the offering shall be cut back to the appropriate level, as determined by the managing underwriter, in the following order: First: shareholders other than the Investor; second: the Investor; third: the Company.

Registration procedures

In connection with any such registration, the Company shall (i) make all customary SEC and stock exchange filings, (ii) provide the Investor with adequate copies of the prospectus, (iii) cause the delivery of comfort letters and legal opinions as are customary in registered offerings and (iv) perform such other procedures that are customary.

Registration expenses

The Company shall pay all costs and expenses for each registration, other than underwriting discounts and commissions, any stock transfer tax or other tax imposed on the Investor by reason of the proposed sale of Registrable Securities and the fees of the Investor's legal counsel.

Holdback

The Company and the Parent shall not effect any offer, sale, distribution, registration or other transfer of Shares or A shares or other securities convertible into or exercisable for Shares or A shares (other than options issued to employees of the Company) for a period beginning 10 days before and ending 90 days following the effective date of each demand registration statement. The Parent shall be a party to the Registration Rights Agreement for purposes of this provision.

Indemnification

The Company shall indemnify the Investor and its affiliates against any losses, claims, damages, judgments, assessments, costs and liabilities, fees and expenses arising out of any untrue or misleading statement of a material fact or omission or alleged untrue or misleading statement of a material fact or omission contained in any such registration statement or prospectus.

Rule 144	The Company shall file in a timely manner any and all reports necessary to enable the Investor to sell Registrable Securities pursuant to Rule 144.

Participation in underwritten registrations

If requested by the underwriters to any underwritten offering by the Investor, the Company shall cooperate and use its reasonable best efforts to enter into an underwriting agreement in order to facilitate such offering.

Assignment	The Agreement and the registration rights may be assigned to any affiliate of the Investor.

Governing law	New York.

Dispute resolution	New York courts. The Company shall submit to NY jurisdiction for this purpose.

Appendix II

PRC Opinion Matters

The opinion letter of Haiwen & Partners shall address the following topics:

(a)	The Strategic Investor Subscription Agreement, Registration Rights Agreement, Memorandum of Understanding - opinions should cover:

(i)	Due authorization, execution and delivery;

(ii)	Government approvals;

(iii)	Validity and enforceability - except with respect to the Registration Rights Agreement; and

(iv)	Non-contravention of articles, licenses or constituent documents and other agreements of the Company and the Parent

Opinions relating to the MOU will reflect the limitation on binding nature therein

(b)	The Investor Shares - opinions should cover:

(i)	No liens or encumbrances; fully paid and non-assessable
(ii)	Due authorization and issuance
(iii)	Share capital

EXHIBIT 4.4

Land Use Rights Leasing Agreement

This agreement is executed in Beijing on November 5, 2001 between the following two parties:

Party A:	Aluminum Corporation of China, a state owned enterprise organized and legally existing under the laws of China and fully represents its subsidiary enterprises and entities (Lessor).

Party B:	Aluminum Corporation of China Ltd., a joint stock limited company organized and legally existing under the laws of China and fully represents its subsidiaries (Lessee).

Pursuant to the stipulations of the relevant state laws and the official reply to C[1998]No 145, C[2000]No 389 and C[2001 ]No 280 of the Ministry of Land and Resources, Party A agrees to lease to Party B, and Party B agrees to accept the lease from Party A, state-owned land use rights (hereinafter referred to as "land use rights"). This agreement is executed in order to clarify the rights and obligations of the Parties.

Article 1 General Description of Land Use Rights

1.1

Pursuant to the terms herein, Party A shall lease to Party B the land use rights of 453 parcels of land located in Henan, Guizhou, Guangxi, Qinghai, Shanxi and Shandong provinces, covering a total area of 58,332,184.05 square kilometers (hereinafter referred to as "leased land"). Such land use rights include allocated and granted land use rights.

1.2

In accordance with the Ministry of Land and Resources C[2001]No 280 (see Appendix 1 for details), Party A has obtained authorization to manage and lease the allocated land use rights of 405 parcels of the aforesaid land, with an aggregated area of 55664200.58 m2, and therefore may lease such land use rights to Party B.

1.3

In accordance with the Ministry of Land and Resources C[2000] No389 (see Appendix 2 for details), Party A has obtained authorization to manage and lease the allocated land use rights of 14 parcels of the aforesaid land, amounting to 1248079.47 m2, and therefore may lease such land use rights to Party B.

1.4

In accordance with the Ministry of Land and Resources C[1998] No145 (see Appendix 3 for details), Party A has obtained authorization to manage and lease the allocated land use rights of 14 parcels of the aforesaid land, covering an area of 931317.66 m2, and therefore may lease such land use rights to Party B.

1.5

Party A has acquired the land use rights of 20 parcels of granted land, covering an area of 488,586.34 m2 (see Appendix 4 for details) and desires to lease such land use rights to Party B pursuant to the terms herein.

Article 2 Terms of Lease

2.1

The Agreement shall be effective after it has been duly signed and officially sealed by authorized representatives from both Parties (tracing back to July 1, 2001). The effective term shall be 50 years upon commencing.

2.2

The term of lease of land use rights for allocated land shall be 50 years (the term of mining leases shall terminate upon expiry of the mining rights (or upon the expiry of the extended mining rights when applicable), but if the mine life of a mine expires earlier than the mining right term, the term of mining lease for such mine may expire at the same time with that of the mine life). The lease of land use rights for granted land shall terminate upon the expiry of the relevant land use rights permit. Except for mining leases of land not having been put to use, which shall commence from the date of its actual use, all such lease shall commence from July 1, 2001. The land use rights referred to in Article 1.4 shall commence from June 1, 1999.

2.3	Party B may request to renew the term of any of the leased land by giving to Party A notice in writing at least 12 months prior to termination of the relevant lease.

2.4

Party A shall, upon Party B's request to renew the lease pursuant to the terms herein and prior to the termination of the term of lease, use its best endeavours to renew the term of the land use rights of the relevant land from the relevant administrative authorities and to enter into a new land use rights leasing agreement with Party B. The rent after the renewal shall conform to the relevant state provisions or (in case of absence of such provisions) to the then market price.

2.5

The Parties agree that Party B is entitled to terminate the lease of part or all of the leased land at any time prior to the termination of the lease specified in Article 2.2, provided that it gives Party A a six months prior written notice, and that Party A shall not be liable to compensate Party B for any buildings or fixtures owned or constructed by Party B on such leased land. Without approval by Party B, Party A is not entitled to terminate the Agreement or the lease to Party B of all or part of the leased land under the terms herein.

2.6

The Parties agree that Party B may extend the area of land covered by mining leases, provided that it gives 12 months prior written notice to Party A, who shall timely lease such land to Party B, when appropriate.

Article 3 The Use of Leased Land

3.1

Party B shall use the leased land within the scope specified by the documents of authorization to manage the land and the Certificate of Land Use Rights obtained by Party A from land administration authorities.

3.2

Within the term of lease, should Party B wish to modify the use of any or all of the land leased, it shall give Party A a prior written notice. Party A shall respond within 30 days upon receipt of such notice whether it agrees to such modification or not. Upon Party A's consent, Party B may apply to the relevant administrative authorities for necessary approvals of such modified purposes.

3.3	Upon expiry of the mining leases, Party B shall rehabilitate the land of such mines as required by laws and regulations, and Party A agrees to assist Party B relating to rehabilitation.

Article 4 Rent, Adjustment and Form of Payment

4.1

The total annual rent payable by Party B to Party A under the Land Use Rights Leasing Agreement is around RMB 134.3 million, which shall be uniformly collected by Party A. The leased land shall be divided into parcels, each of which has a corresponding rent as is shown in Appendix 5. The amount of the rent is set according to the prevailing market price of the relevant parcel upon execution of the agreement. Within the effective term of the Agreement, the rent of the relevant parcel of land may be adjusted every three years to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be reasonably considered during negotiations. If there is a major adjustment to the land taxes payable in respect thereof, adjustment to the rent may be made after negotiation and agreement between the two Parties. The price after such adjustment shall be confirmed by an independent valuer to be at or lower than the market rate. Payment to the independent valuer shall be covered by Party B.

4.2	Party B shall not pay for the rent of unused mining land under lease.

4.3

The Parties agree that the total rent payable by Party B to Party A shall be reduced in accordance with the market rate should Party B terminate the lease of part of the leased land under the terms herein; whereas such rent shall be increased accordingly should Party B extend the leased land under the terms herein.

4.4

The rent under the Agreement shall be payable by Party B to Party A quarterly in arrears within ten days upon expiry of each quarter (hereinafter referred to as "date of payment"). The amount of rent payable at one time shall be 1/4 of the total annual rent. Notwithstanding the terms herein, the initial rent shall be made to Party A on the first date of payment after the Agreement goes into effect and shall be calculated as follows: annual rent/365 x the actual number of days between the effective date of the Agreement and the end of the first quarter after the Agreement goes into effect.

Article 5 Rights and Obligations of the Two Parties

5.1	The rights and obligations of Party A include:

5.1.1	Right to collect rent from Party B pursuant to the terms under the Agreement;

5.1.2

Right to supervise Party B to use the leased land in accordance with the terms under the Agreement. In the event that Party B modifies the usage of any parcel of land without prior consent by Party A, Party A has the right to recover the land use rights respecting such land.

5.1.3

Upon expiry of the Leasing Agreement and without request for renewal, Party A shall have the right to recover possession of the land use rights of the leased land without compensating Party B for any of its buildings or fixtures on the leased land.

5.1.4	Party A shall, pursuant to the terms herein, turnover to Party B the land use rights of the leased land timely and entirely.

5.1.5	Provided that Party B has acquired necessary legal approvals, Party A shall support Party B's effort in building, expanding or reconstructing perpetual or temporary constructions on the leased land.

5.1.6	During the term of lease and as Party A exercises its lawful right on the land adjacent to the leased land herein, it shall not infringe upon Party B's legal right respecting the leased land.

5.1.7

If, for public interest purposes, the government should install wires that result in crossing the greenery or other areas of the leased land, provided that such conduct has been approved by Party B, no compensation shall be payable to Party B by Party A.

5.1.8

Party A warrants that it shall not infringe upon Party B's ownership right respecting any of the buildings or fixtures by Party B on the leased land, including the latter's rights and interests regarding the possession, use and disposal of; as well as income from such buildings or fixtures.

5.1.9	Party A shall pay all land taxes, fees or statutory charges relating to the land leased hereunder.

5.1.10	Party A shall handle the state-owned land use rights lease registration procedures at relevant authorities.

5.1.11

In the event that Party A transfers to a third Party the land use rights of the granted land under lease, Party A shall guarantee that the aforesaid third Party consents to be bound by the provisions under this Agreement.

- 240 -

5.1.12

Party A shall, prior to December 31, 2001, at its own expenses, apply for the Certificate of Land Use Rights from competent land administration authorities with regard to lands that Party A only holds the Certificate of Land ownership for the time being set forth in Appendix 6. In the event that any dispute, claim, compensation, litigation, arbitration, payment, cost, fee, and expenditure incurred from such land use rights, Party A shall take the responsibility to solve them and shall compensate Party B for all losses incurred as a result.

5.1.13

Party A undertakes that it will agree when Party B wishes to transfer any buildings on the leased lands owned by Party B, it shall provide necessary assistance in accordance with the need of Party B, and under the precondition that it does not assume the land assignment fee or other cost in connection with the transfer of such land use right, Party A shall handle relevant land procedures so as to ensure the legal transfer of such buildings, including but not restricted to:

(a)	to transfer to the building transferee the assigned land use rights concerned;

(b)	with regard to the authorized operational land use rights,

(b1)	transfer them to assigned land use rights and transfer them to the building transferee, or

(b2)	agree to allow the state to reclaim them and assign or allocate them to the building transferee.

5.2	The rights and obligations of Party B include:

5.2.1	Party B is entitled to use the leased land in accordance with the law and the terms stipulated in the Agreement.

5.2.2	When Party A intends to transfer the land use rights of the granted land under lease, it shall notify Party B, which shall be entitled to the preemptive right under identical conditions.

5.2.3	The rent shall be timely made by Party B to Party A in accordance with the terms under the Agreement.

5.2.4	Upon expiry of the lease and without request for renewal, Party B shall turnover to Party A land use rights of part or all of the leased land not subjecting to renewal.

5.2.5

Party B shall guarantee the right of way over the leased land by government authorities, police, fire control personnel, ambulance personnel and their emergent equipment and vehicle as they engage in rescue operations or official business.

5.2.6	During the term of lease, Party B shall take reasonable care of the public facilities on the leased land, and the repair of any damage thereof shall be at the expense of Party B.

5.2.7	Except for expenses to be born by Party A pursuant to provision 5.1.9, Party B shall cover all the cost incurred in the use of the leased land upon the commencement of the lease.

Article 6 Amendment and Termination of the Agreement

6.1	No amendment to the Agreement shall be effective without the written approval by both Parties.

6.2	The agreement shall be terminated:

6.2.1	upon the expiry of the Agreement, or

6.2.2	when decision on an earlier termination of the Agreement has been reached by both Parties during the effective term of the Agreement;

6.2.3	upon the verdict, ruling or decision to terminate the Agreement by the governing court or arbitration authorities, in accordance with the stipulations of laws and regulations.

Article 7 Representations and Warrants by the Parties

7.1	Party A hereby represents and warrants:

7.1.1	Party A is a state-owned enterprise established in accordance with the law; it possesses the status of an independent legal person and currently holds a valid business license.

7.1.2	Party A conducts its business according to law, and has never engaged in any activities beyond the approved business scope;

7.1.3

Party A has acquired all the necessary government approvals and internal authorizations required for the execution of the Agreement and the performance of all obligations under the Agreement. The person who executes the Agreement is a valid authorized representative of Party A, and the Agreement is binding on Party A upon its execution.

7.1.4	Party A's execution of the Agreement or the performance of its obligations under the Agreement do not violate any other agreement it has entered into or its Articles of Association.

7.2	Party B hereby represents and warrants:

7.2.1	Party B is a joint stock limited company established in accordance with the law; it possesses the status of an independent legal person and currently holds a valid business license.

7.2.2	Party B conducts its business according to law, and has never engaged in any activities beyond the approved business scope.

7.2.3

Party B has acquired all the necessary government approvals and internal authorizations required for the execution of the Agreement and the performance of all obligations under the Agreement. The person who executes the Agreement is a valid authorized representative of Party B, and the Agreement is binding on Party B upon its execution.

7.2.4	Party B's execution of the Agreement or the performance of its obligations under the Agreement do not violate any other agreement it has entered into or its Articles of Association.

Article 8 Performance of the Agreement

8.1

In the event that any transaction under the Agreement constitutes the connected transaction as defined in the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Ltd. (hereinafter referred to as the "Listing Rules"), and that such transaction, pursuant to the Listing Rules, can only be conducted unless it is exempted by the Stock Exchange of Hong Kong Ltd. (hereinafter referred to as "HKSE") or approved by the independent shareholders or complies with any other stipulations concerning connected transactions in the Listing Rules, then the acquisition of the exemption from the HKSE or the approval from the independent shareholders or the compliance with any other stipulations concerning connected transactions in the Listing Rules are the conditions precedent to the performance related to such transaction under the Agreement.

8.2	In the event that the exemption of the HKSE has conditions, the Agreement shall be performed in accordance with the conditions attached.

8.3

In the event that the exemption granted by the HKSE to a certain connected transaction expires or the exemption is retrieved or revolted, and such transaction fails to comply with the requirement of connected transactions in the Listing Rules, then the performance related to such transaction under the Agreement shall be terminated.

8.4	In the event that the performance of all transactions under the Agreement is terminated in accordance with the stipulation of Article 8.3, the Agreement shall be terminated.

8.5

In the event that the gross sum of the connected transaction may exceed the gross - exemption sum of that year approved by the HKSE (if applicable), the Parties agree that Party B shall notify the HKSE and apply to increase the gross exemption sum of that year on a timely basis, or to convene an independent shareholders meeting pursuant to the Listing Rules so as to seek the approval from independent shareholders (if applicable). Prior to the acquisition of the new exemption sum from the HKSE or the approval from the independent shareholders, the Parties agree to endeavor to limit the sum of such transaction within the gross exemption sum of that year.

Article 9 Force Majeure

9.1

If either Party of the Agreement is prevented from performing part or all of its obligations under this Agreement due to an event of Force Majeure (events of Force Majeure shall mean any and all events due to unforeseeable, or, even if foreseeable, unavoidable and insurmountable reasons and cannot be reasonably controlled by the affected Party. Such events shall occur after the execution of the Agreement and shall make impossible or unrealistic the performance of all or part of the Agreement (even at reasonable expenses). Such events include but are not restricted to: flood, fire, drought, storm, earthquake and other natural calamities, accidents, strike, agitation, rebellion and war (whether declared or not) and the performance or nonperformance of government departments), the performance of such obligations shall be terminated during the period of delay caused by the Force Majeure.

9.2

The Party that encounters the Force Majeure shall immediately notify the other Party in writing of the occurrence of the event, and send to the other Party, by specially designated personnel or registered airmail, within 15 days thereafter, the valid documents certifying the actual happenings and the duration of such Force Majeure. In the event that the performance of the Agreement by one Party becomes impossible or unrealistic as a result of the Force Majeure, the said Party shall exercise all its reasonable effort to eliminate or diminish the adverse impact caused by the Force Majeure thereof.

9.3

Upon the occurrence of the Force Majeure, both Parties shall immediately resolve to settle further performance of the Agreement through friendly negotiations; and upon the termination or suspension of such Force Majeure or its impact, both Parties shall timely resume their respective obligations under the provisions herein.

Article 10 Miscellaneous

10.1	Unless otherwise stipulated herein, without the written consent from the other Party, no Party shall assign all or part of its rights or obligations under the Agreement.

10.2	The Agreement constitutes all the agreements between the Parties and supersedes all oral or written agreements, Agreements, understandings and correspondences entered into by the Parties thereof.

10.3	The illegality, invalidation, or unenforcement of any provision herein does not affect the validity and enforcement of other provisions herein.

10.4

Amendment to the Agreement or its Appendixes may only be made if it is made out in a written agreement, duly signed by authorized representatives of the Parties and after the Parties have taken proper legal person actions to approve.

10.5

Unless otherwise stipulated, one Party's failed or delayed performance of the rights, authorities, or privileges under the Agreement does not constitute the abandonment of such rights, authorities or privileges, while the separate or partial performance of such rights, authorities or privileges does not repel the exercise of any other rights, authorities or privileges.

10.6	The appendixes hereto is an integral part of the Agreement and shall have the same force of law as does this Agreement, as if they have been incorporated into the Agreement.

Article 11 Notices

11.1

Any notice or other correspondence, to be given by one Party under the Agreement shall be written in Chinese and delivered by designated person or by registered mail to the listed address of the other Party, or by facsimile to the designated fax number of the other Party. The effective date of the notice shall be defined in accordance with the following stipulations:

11.1.1	Any notice to be delivered by designated person shall become effective upon the signature of the designated person of the other Party upon receipt of the notice.

11.1.2

Any notice to be delivered by registered mail shall become effective upon the seventh day after the date of its delivery (to be determined according to the postmark), (or, upon the next business day after the seventh day should the latter be a Saturday, Sunday or other legal holidays).

11.1.3

Any notice to be delivered by facsimile shall be deemed to have been delivered upon completion of transmission of facsimile, and that the delivering Party shall produce the printed report of the fax machine respecting the sent document so as to certify successful delivery of the said document to the other Party.

11.2	The corresponding addresses of both Parties are as follows:

Party A: Aluminum Corporation of China Address: No 12B, Fuxing Rd, Beijing Post Code: 100814 Facsimile: 63963806

Party B: Aluminum Corporation of China Limited Address: No 12B, Fuxing Rd, Beijing Post Code: 100814 Facsimile: 88086974

In the event that any Party changes its corresponding address, it shall immediately notify the other Party in writing according to the terms herein.

Article 12 Applicable Laws and Resolution of Dispute

12.1	Laws of the People's Republic of China shall be applicable to the Agreement, which shall be interpreted by such laws.

12.2

In the event of any dispute arising out of or relating to this Agreement, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. Should such consultations fail, either Party may submit the dispute to the Arbitration Commission of Beijing (or its successor) to be handled in accordance with the then applicable rules of such arbitration commission. The award of the arbitrators shall in final and binding to both Parties.

Article 13 Special Provisions:

13.1	The Agreement shall be written in Chinese.

13.2	The Agreement shall be made in six copies, each Party shall have three copies, and each copy shall have the same binding effect.

Aluminum Corporation of China (Seal)	Aluminum Corporation of China Limited (Seal)

Authorized Representative (Signature)	Authorized Representative (Signature)

Guo Shengkun	Xiong Weiping

Appendix 1:

Ministry of Land and Resources, C[2001]No 280, Reply to Land Evaluation Report and Approval for Disposal of Land Assets in Connection with Restructuring of Aluminum Corporation of China

Appendix 2:

Ministry of Land and Resources, C[2000]No 389, Reply to Confirmation of Land Evaluation and Disposal of Land Assets of Aluminum Corporation of Qinghai Ltd.

Appendix 3:

Ministry of Land and Resources, C[1998]No 145, Reply to Confirmation of Land Evaluation and Disposal of Land Assets in Connection with Restructuring of Aluminum Corporation of Shandong

Appendix 4 Schedule of Assigned Land Use Rights Proposed to be Leased by Party A to Party B

Actual
						Purpose	Set Purpose
				No. of		on the	on the
				Land Use	Location of	Evaluation	Evaluation	Term of
No.	Land User	No. of Land	Name of Land	Certificate	the Land	Date	Date	Land Use (Y)	Area (M2)

Shandong

1	Aluminum Smelter of	L-Z-C 001	Current	ZGYZ (2000)	South Gongye	Industry	Industry	24.42	5426.6
	Shandong Aluminum		Adjustment	No. A01324	Rd., Nanding
	Corporation		Station of the		Township,
			Aluminum		Zhangdian
			Smelter		District

2	Proposed Office Building	L-Z-C 002	Proposed Office	ZGYZ (2000)	South Gongye	Industry	Industry	24.92	8993.7
	of the Third Aluminum		Building of the	No. A01325	Rd., Nanding
	Smelter of Shandong		Third Aluminum		Township,
	Aluminum Corporation		Smelter		Zhangdian
District

3	Shandong Aluminum	L-Z-C 003	Science and	ZGYZ (2001)	East of	Industry	Industry	49.67	19812.67
	Corporation		Technology	No. F00009	Development
			Zone		Zone

	Subtotal								34232.97

Shanxi

4	Shanxi Jinxin Aluminum	J-J 01	Jinxin	JGJZ (1997)	Angu	Industry	Industry	36.48	33711.09
	Company, Ltd.		Aluminum Co.	No. 31081333	Township,
					Jiang County,
					Shanxi

5	Shanxi Longmen	J-H C 01	Longmen	HGYZ (2000)	No. 9, North	Industry	Industry	50	6600
	Aluminum Plant		Aluminum	No.03020062-(1)	Road, Shanxi
			Plant (1)		Aluminum Plant

6	Shanxi Longmen	J-H C 02	Longmen	HGYZ (2000)	No. 9 North	Industry	Industry	50	49733
	Aluminum Plant		Aluminum	No.03020062-(2)	Road, Shanxi
			Plant (2)		Aluminum Plant

7	Hejin Hedong Carbon	J-H C 03	Hedong Carbon	HGYZ (2000)	East End No. 1	Industry	Industry	50	36940
	Plant		Plant	No. 03010061	Rd. Aluminum
					Plant

	Sub-total								126984.09

Guangxi

8	Pingguo Aluminum	G-P-C 01	Mine	PGYZ (2001)	Gu'an Village,	Industry	Industry	8	54234.88
	Company			No. 010003200	Taigu
					Township

9	Pingguo Aluminum	G-P-C 02	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	38533.57
	Company			No. 010003201	Chengguan
					County

10	Pingguo Aluminum	G-P-C 03	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	11760.26
	Company			No. 010003202	Chengguan
					County

11	Pingguo Aluminum	G-P-C 04	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	21758.7
	Company			No. 010003206	Chengguan
					County

12	Pingguo Aluminum	G-P-C 05	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	61620.66
	Company			No. 010003207	Chengguan
					County

13	Pingguo Aluminum	G-P-C 06	Mine	PGYZ (2001)	Natang, Village,	Industry	Industry	8	63944.33
	Company			No. 010003210	Chengguan
					County

14	Pingguo Aluminum	G-P-C 07	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	4265.89
	Company			No. 010003212	Chengguan
					County

15	Pingguo Aluminum	G-P-C 08	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	21177.83
	Company			No. 010003214	Chengguan
					County

16	Pingguo Aluminum	G-P-C 09	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	25936.49
	Company			No. 010003215	Chengguan
					County

17	Pingguo Aluminum	G-P-C 10	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	5442.5
	Company			No. 010003216	Chengguan
					County

18	Pingguo Aluminum	G-P-C 11	Mine	PGYZ (2001)	Natang Village,	Industry	Industry	8	7151.72
	Company			No. 010003220	Chengguan
					County

19	Pingguo Aluminum	G-P-C 12	Mine	PGYZ (2001)	Natang, Village,	Industry	Industry	8	4500.45
	Company			No. 010003221	Chengguan
					County

	Sub-Total								320327.28

Henan

20	Mine Company of China	Y-K-C 01	Machinery	XGYZ (1995)	West	Industry	Industry	45	7042
	Great Wall		Plant of	No.0032	Shangwang
	Aluminum		the Mine		Rd., Jintan
	Corporation		Company		Market,
					Wangcun
					County,
					Xingyang City

	Sub-Total								7042

	Total								488586.34

Appendix 5: Schedule of the Distribution of Rent for Leased Land of Aluminum Corporation of China

				The Averge
				Rent Per Parcel
	Total Area of	Total		for Actually
	Actually Leased	Land Value	Annual Rent	Leased Land
Entity	Land (M2)	(10, 000 yuan)	(10, 000 yuan)	(yuan/m2.year)

Shandong Aluminum Corporation	3838839.75	63461.14	1265.98	3.298
China Great Wall Aluminum Corporation	9455869.99	115926.55	2323.79	2.457
Guizhou Aluminum Complex	15858340.19	185190.16	3703.8	2.336
Shanxi Aluminum Plant	15097219.84	166335.08	3247.81	2.203
Pinguo Aluminum Company	7416860.76	82869.17	1646.23	2.151
Qinghai Aluminum Plant	1248079.47	14317.81	254.2	2.037
Zhongzhou Aluminum Plant	5193238.81	45720.12	921.2	1.774
Zhengzhou Light Metal Research Institute	223735.29	3385.05	68.23	3.05
Total	58332184.1	677205.11	13431.24

Appendix 6: Schedule of Land Use Rights with Only Land Ownership Certificates Held

	No. of
	Land Ownership		Area of Land		Validity Term of
No.	Certificate	Name of Owner	Use Right (M2)	Purpose	the Certificate

1	ZSQZ NO. (2001) 01	China Great Wall Aluminum Corporation	194809.83	Industrial	2001.8.20-2001.12.31
				Warehousing (supply
				and distribution
				materials warehouse)

2	ZSQZ NO. (2001) 02	China Great Wall Aluminum Corporation	14150.66	Industry (Waste Water	2001.8.20-2001.12.31
				Disposal Station)

3	ZSQZ NO. (2001) 03	China Great Wall Aluminum Corporation	29237.70	Industry (Alumina	2001.8.20-2001.12.31
				Water Recycling
				System)

4	ZSQZ NO. (2001) 04	China Great Wall Aluminum Corporation	1167981.55	Industry (Production	2001.8.20-2001.12.31
				Zone of the Main Plant)

5	ZSQZ NO. (2001) 05	China Great Wall Aluminum Corporation	5764.02	Industry (Office	2001.8.20-2001.12.31
				Building)

6	ZSQZ NO. (2001) 06	China Great Wall Aluminum Corporation	40351.82	Industry (Office Zone	2001.8.20-2001.12.31
				of the Company)

7	ZSQZ NO. (2001) 07	China Great Wall Aluminum Corporation	1592.35	Industry (Office	2001.8.20-2001.12.31
				Building of Financial,
				Supply and Distribution
				Dept.)

8	ZSQZ NO. (2001) 08	China Great Wall Aluminum Corporation	4792.20	Industry (Office	2001.8.20-2001.12.31
				Building of Associate
				Bauxite)

9	ZSQZ NO. (2001) 09	China Great Wall Aluminum Corporation	9467.90	Industry (Office	2001-8-20-2001.12.31
				Building of
				Zhangqinggang Mine)

10	ZSQZ NO. (2001) 10	China Great Wall Aluminum Corporation	11876.74	Imdustry (Office	2001.8.20-2001.12.31
				Building of Xiaoguan
				Bauxite)

	Total		1480024.77

EXHIBIT 4.5

JOINT VENTURE CONTRACT
BETWEEN
JIAOZUO COAL (GROUP) CO., LTD
AND
ALUMINUM CORPORATION OF CHINA LIMITED
IN RESPECT OF
ESTABLISHMENT AND OPERATION OF JIAOZUO COAL GROUP ZHAOGU ENERGY CORPORATION CO., LTD

CONTENTS

Article1	General Provisions

Article2	Parties to the Contract

Article3	Company Name, Business Scope and Registered Capital

Article4	Agreement on Mining Rights for Zhaogu No. 1 Mine

Article5	Rights and Obligations of Parties

Article6	General Meeting

Article7	Board of Directors

Article8	Supervisory Committee

Article9	Managers

Article10	Agreement on the Employees of the Company

Article11	Agreement on the Relationship between the Company and its Shareholders

Article12	Project Construction and Operation Management

Article13	Financial Affairs and Accounting

Article14	Termination and Liquidation of Joint Venture

Article15	Modification and Cancellation of the Contract and Transfer of Contribution

Article16	Formulation of the Articles of Association

Article17	Liability for Breach of Contract

Article18	Settlement of Dispute

Article19	Effectiveness of the Contract and Miscellaneous Provisions

Article 1	General Provisions

In accordance with Contract Law of the People's Republic of China, Company Law of the People's Republic of China and other relevant laws and regulations, Jiaozuo Coal (Group) Co. Ltd (referred to as "Party A") and Aluminum Corporation of China Limited (referred to as "Party B"), adhering to the principles of sincere cooperation, equality and mutual benefit and targeting for mutual development and "win-win" achievement, have agreed to establish a joint venture "Jiaozuo Coal Group Zhaogu Energy Co., Ltd" (temporary name, hereinafter referred to as the "Company") to construct and operate Zhaogu No. 1 mine project in Huixian, Henan. This contract is made to protect the legal rights and interests of, to clearly define the rights and obligations of, and to regulate the conducts of, parties herein. Parties herein shall comply with the contract.

Article 2	Parties to the Contract

2.1	Full Name of Party A: Jiaozuo Coal (Group) Co., Ltd

Legal address: No. 239 Jiefangzhong Road, Jiaozuo City, Henan

Legal representative: Du Gonghui; Title: Chairman.

2.2	Full Name of Party B: Aluminum Corporation of China Limited

Legal address: No. 12B Fuxing Road, Beijing

Legal representative: Guo Shengkun; Title: Chairman.

Article 3	Company Name, Business Scope, and Registered Capital of the Company

3.1	Company name: Jiaozuo Coal Group Zhaogu Energy Corporation Co., Ltd. (temporary name, hereinafter "the Company")

Company Address: Huxian City, Henan.

3.2

The Company is an independent legal person with limited liability. Both Party A and Party B are shareholders of the Company, and shall be liable to the Company to the extent of their contributions to the registered capital.

The company shall operate its own business, enjoy earnings and bear losses by itself, adopt independent accounting and be liable to its creditors to the extent of its assets.

3.3	Business Scope: coal mining, washing, further processing and selling, generation and sales of electricity.{

3.4

The Company's registered capital shall be RMB150,000,000. Of which, Party A shall contribute RMB105,000,000 (accounting for 70% share of the Company) in cash while Party B shall contribute RMB45,000,000 (accounting for 30% share of the Company) in cash.

3.5	Ways and Schedule of Contribution:

Party A and Party B agreed that Party A shall contribute its mining rights for Zhaogu No. 1 mine, as appraised by a qualified intermediary institution recognized by parties herein, and cash to the Company, while Party B shall contribute by cash.

The first payment of the capital contribution shall be transferred into the Company's account in full by parties herein, according to their respective contributions to the registered capital, within a month after the signing of this contract; The second capital contribution shall be payable before 15 February 2005. Party A shall contribute its mining rights for Zhaogu No. 1 mine, as appraised by a qualified intermediary institution recognized by parties herein, to the Company, and shall be deemed paid upon the mining rights being transferred to the Company, while Party B shall transferred cash ( whose percentage shall be calculated according to the percentage of the valuation of mining rights to contribution of Party A ) into the account of the Company.

In the event that any Party fails to make its capital contribution on time, such Party shall be deemed to waive its rights as a shareholder. Should the capital contribution be not fully made by a Party, such Party shall enjoy its rights as a shareholder to the extent of its actual capital contribution.

3.6

Gap between the total amounts needed for project construction and capital contributions from both parties shall be financed by way of loans by the Company, and Party A and Party B shall provide guarantee according to their capital contribution percentage.

3.7

Party A and Party B may not withdraw their capital contribution upon the registration of the Company. The Company may not increase or decrease its registered capital unless legal procedures are performed.

3.8	Term of the Joint venture: 50 years.

Article 4	Agreement on Mining Rights for Zhaogu No. 1 Mine

Party A, as the owner of the mining rights of Zhaogu No. 1 Mine, owns complete mineral exploration rights and mining rights at present, undertakes and guarantee that the mining rights is legally intact.

Party A make its capital contribution in the form of the mining rights of Zhaogu No. 1 Mine, the value of which shall be in compliance with the valuation procedures as specified by laws of the State, and be appraised by a qualified intermediary institution recognised by both parties.

The transfer agreement on the mining rights shall be entered into by the Company and Party A within 15 days subsequent to the establishment of the Company, and Party A shall ensure the mining rights will be transferred to the Company within six months. As the property of the Company, the mining rights shall be exercised by the Company, and its shareholders may not interfere.

Article 5	Rights and Obligations of Parties

5.1	Rights and Obligations of Party A:

(1)	to inject capital into the Company according to the proportion, time and amount of investment as prescribed by the contract upon signing of this contract;

(2)	to appoint members of the Board and the Supervisory Committee on a timely manner in accordance with the terms of this contract and the requirements of the Articles of Association;

(3)

to create favourable external conditions for the construction of the Company's projects and coordinate relationships with local government and relevant authorities, and finalize the preferential policies committed by local government.

(4)	to be responsible for matters including registration of the Company;

(5)	to legally acquire earnings and bear risks;

(6)	to exercise legally the rights conferred by laws and the Articles of Association.

(7)	to be responsible for formalities approval for Zhaogu No. 1 Mine project.

5.2	Rights and obligations of Party B:

(1)	to inject capital into the Company according to the proportion, time and amount of investment as prescribed by the contract upon signing of this contract;

(2)	to appoint members of the Board and the Supervisory Committee in accordance with the terms of this contract and the requirements of the Articles of Association;

(3)	to assist the Company with matters including registration;

(4)	to arrange actively the coal selling market for the Company.

(5)	to legally acquire earnings and bear risks;

(6)	to exercise legally the rights conferred by laws and the Articles of Association.

Article 6	General Meeting

6.1	The general meeting consisting of all shareholders of the Company, is the supreme authority of the Company and shall exercise its powers in accordance with law.

6.2	The general meeting may exercise the following functions and powers:

(1)	to decide the Company's operational guidelines and investment schemes;

(2)	to confirm or replace the directors appointed by Parties herein and decide on matters relating to remuneration of directors;

(3)	to confirm or replace the supervisors appointed by Parties herein and decide on matters relating to remuneration of supervisors;

(4)	to consider and approve the report of the Board of Directors;

(5)	to consider and approve the report of the Supervisory Committee;

(6)	to consider and approve the Company's proposed annual preliminary and final financial budgets;

(7)	to consider and approve the Company's profit distribution plan and plan for recovery of losses;

(8)	to resolve on increases or reduction in the Company's registered capital;

(9)	to resolve the issue of corporate bonds;

(10)	to resolve on the transfer of investment by shareholders to people other than shareholders

(11)	to resolve on matters such as merger, division, change in Company form, dissolution and liquidation of the Company;

(12)	to amend the articles of association.

- 253 -

6.3

Resolutions made by the general meeting in relation to the increase or decrease of registered capital, merger, division, dissolution and change in Company form, material investment exceeding RMB 50 million, revision of the Articles of Associations, shall be passed by three-quarters of the voting rights represented by the shareholders.

6.4	The first general meeting shall be convened and chaired by Part A and exercise its powers in accordance with the Company Law.

6.5	The general meetings comprise regular meetings and extraordinary meetings.

The regular meetings shall be convened on schedule in compliance with the Articles of Association of the Company. When proposed by the shareholders representing more than one-quarters of the voting rights or by more than one-third of directors, an extraordinary meeting may be held.

The general meeting shall be convened by the Board and shall be chaired by the Chairman, or by vice-chairman or other directors appointed by the Chairman should the Chairman be not able to perform his duty due to special reasons.

6.6	Notice of the general meeting shall be delivered in written to all shareholders 15 days prior to date of the meeting.

Detailed minutes shall be prepared for the matters put to the meeting for consideration, on which shareholders present at the meeting shall sign.

Article 7	Board of Directors

7.1	The Company shall establish the Board of Directors. The Board of Directors shall consist of 7 directors, 5 of whom shall be appointed by Party A and 2 of whom shall be appointed by Party B.

The board of directors shall have one Chairman and one vice-chairman. A director appointed by Party A shall serve as the Chairman of the Board and a director appointed by Party B shall serve as Vice Chairman of the Board.

The chairman of the Board is the legal representative of the Company.

7.2

All Directors shall be appointed for a term of three years, renewable upon reappointment by the Party originally appointing him. A director may be changed at the pleasure of the Party that appointed him, on the condition that a written letter in relation to the changes of director is presented to the general meeting.

Prior to the maturity of his term, a director shall not be removed without sake from his office by the general meeting.

7.3	The Board shall report to general meetings and exercise the following powers:

(1)	to convene shareholders' general meetings and report its work to the shareholders' general meeting;

(2)	to implement the resolutions of shareholders' general meetings;

(3)	to decide on the Company's business plans and investment plans;

(4)	to formulate the Company's proposed annual preliminary and final financial budgets;

(5)	to formulate the Company's profit distribution plan and plan for recovery of losses;

(6)	to formulate the proposals concerning increase or reduction of registered capital of the Company;

(7)	to draw up plans for the merger, division, change in Company form, and dissolution of the Company;

(8)	to decide on the establishment of the Company's internal management structure;

(9)

to appoint or dismiss the Company's general manager, and pursuant to the general manager's nominations to appoint or dismiss the deputy manager and general accountant of the Company and decide on their remuneration, to evaluate and assess the performance of mangers;

(10)	to formulate the Company's basic management system.

(11)	to review and approve the proposals formulated by the general manager on internal management structures, management models, personnel allocation and remuneration system.

The Board meeting shall be convened and presided by the Chairman. Should the Chairman be not able to perform his duty due to special reasons, the Vice Chairman or any other director appointed by the Chairman shall convene and preside the meeting on his behalf.

A ten (10) days' notice convening the board meeting shall be given to notify all directors of the matters proposed to be considered and the date and place of the meeting.

The Board meeting shall be convened once a year. When proposed by more than one-third of the directors, an extraordinary meeting of the Board may be held.

Where a director fails to be present, he may appoint in writing other director to attend the meeting on his/her behalf. In the event that a director fails to be present and appoint other director/person to attend on his/her behalf, a waiver shall be deemed. A Board meeting may be held upon the presence of two-thirds or more of directors.

Minutes shall be kept for the resolutions at the Board meetings. Directors attending the meetings shall sign the minutes. Minutes shall be filed by the Company for directors' reference.

Resolutions of the Board meetings shall be passed by two-thirds or more of its members. Each director has a ballot of voting right.

Resolutions of the Board meetings on Personnel Allocation, remuneration system and the material disposal of assets exceeding RMB2 million shall be passed by three-thirds or more of the directors.

Article 8	Supervisory Committee

The Company shall set up the Supervisory Committee which shall consist of three supervisors, including one staff representative and two supervisors appointed by Party A and Party B respectively. The convener of the Supervisory Committee shall be assumed by the supervisor appointed by Party A with a term of 3 years.

The Supervisory Committee shall exercise the following powers:

(1)	to examine the Company's financial situation;

(2)	to examine whether the directors and general manager(s) act in violation of the laws, administrative regulations, or Articles of Association during their terms of office;

(3)	to demand rectification from a director and the general manager when the acts of such persons are harmful to the Company's interest;

(4)	to propose the convening of an extraordinary general meeting;

(5)	to exercise other powers specified in the Articles of Association.

Members of the Supervisory Committee shall be in attendance at meetings of the Board.

Article 9	Managers

9.1

The responsibility system of general manager under the leadership of the Board shall be adopted by the Company for its operation and management. The general manager shall be responsible for the management and daily operation of the Company. The general manager shall be appointed by Party A and employed by the Board.

The Company shall have executive deputy general manager(s), deputy general manager(s) and chief accountant. The chief accountant shall be appointed by Party B. The aforesaid personnel shall be nominated by general manager and shall be appointed or removed by the Board of Directors.

9.2	The general manager shall report to the Board and exercise the following powers:

(1)	to preside over the production, operation and management of the Company and to implement resolutions of the Board;

(2)	to manage in full power the safety of mines and power plants.

(3)	to organise the implementation of the Company's annual business plan and investment plan;

(4)	to prepare structural plan for the Company's internal management, the proposals on management mode and personnel allocation;

(5)	to formulate the Company's basic management system;

(6)	to formulate basic rules and regulations for the Company;

(7)	to propose to the Board for the appointment or dismissal of the Company's deputy general manager(s), chief accountant and the principals of secondary units;

(8)	to appoint or dismiss an employee and arrange his/her duties and to impose a reward or punishment to the employees of the Company, excluding deputy general managers and the chief accountant;

(9)	to exercise other powers conferred by the Articles of Association and the Board.

The general manager shall be in attendance at meetings of the Board.

The chief accountant shall report to the general manager and the Board, and exercise the following powers:

The chief accountant shall be responsible for financial and accounting works of the Company and shall organize the comprehensive economic accounting and carry out economic responsibility system; and shall be responsible for auditing works and the inspection and examination of financial income/expense and accounts. The chief accountant shall report to general manager and the Board.

Article 10	Agreement on the Employees of the Company

10.1	Labour contract system shall be applied to all employees of the Company.

Except for the general manager, executive deputy general manager, vice general manager, and the chief accountant who shall be appointed or dismissed by the Board, other employees of the Company shall be employed or dismissed by the general manager.

10.2

Personnel allocation system shall be adopted for improving the efficiency. The number of staff shall not exceed the designed personnel allocation. In principle, the Company may employ the existing staff of Party A in priority.

Article 11	Agreement on the Relationship between the Company and its Shareholders

The Company is a limited liability company with independent legal person status. The Company shall operate independently, enjoy profits and bear losses by itself, adopt independent accounting and be liable to its creditors to the extent of its assets. Shareholder of the Company shall enjoy the rights and perform the obligations as stipulated by the state and shall not charge any management fee or any other fees to be borne by the Company by any excuses.

Article 12	Project Construction and Operation Management

12.1	Project construction shall be fully in compliance with the stipulations of the State. Bidding system, contract system and supervision system shall be adopted.

Equipments shall be purchased by bid invitation and tendering methods. In respect of project construction, the construction company shall be selected on the basis of bid invitation and tendering and supervision system shall be carried out during the construction.

12.2

The parties to the contract agree to engage the general manager to take charge of production, operation and safety management, provided that the legal rights and interests of parties herein are guaranteed.

Article 13	Financial Affairs and Accounting

13.1

The Company shall establish its financial and accounting system in accordance with laws and regulations including Accounting Law of PRC, General Rules on Enterprise Finance, Enterprise Accounting Standards (Enterprise Accounting System) and provisions of financial regulatory departments under the State Council as well as relevant provisions in the industry.

13.2	The Company shall pay its taxes in strict accordance with the taxation laws and regulations of the State.

13.3	The Company shall, within three months after ending of each accounting year, prepare its annual financial report, which shall be examined and verified as provided by law.

13.4	The Company shall send the financial report to all investors and relevant authorities within the period as specified by the Articles of Association.

13.5	Dividend actually distributed for every accounting year shall not be less than 35% of net profit after tax.

13.6	Any investment party shall be entitled to make reasonable demands, and at its own expense, appoint CPAs to audit the accounts of the Company on behalf of such party.

Article 14	Termination and Liquidation of Joint Venture

The Company shall handle the matters concerning the termination of the joint venture and liquidation in accordance with relevant regulations of the State under the following situations:

(1)	termination of the joint venture upon the expiration of the term;

(2)	bankruptcy;

(3)	the general meeting resolves to dissolve the Company;

(4)	dissolution is necessary as a result of a merger or demerger of the Company;

(5)	the Company is lawfully ordered to close down due to its violation against laws or administrative regulations;

(6)	the Company cannot continue its operation arising from shareholders' no-performance of this contract and the Articles of Association.

Article 15	Modification and Cancellation of the Contract and Transfer of Contribution

15.1	The modification and cancellation of the contract shall be agreed upon by parties herein through consultation with a written agreement being signed.

15.2	This contract shall be modified or cancelled according to the relevant laws upon the occurrence as follows:

(1)	This contract cannot be performed, in whole or part, due to force majeure or accidents;

(2)	The performance of this contract becomes unnecessary or impossible due to breach of contract by any party to this contract.

15.3

Where one party to this contract suffers losses due to modification or cancellation of this contract, the responsible party shall compensate unless otherwise specified by this contract and exempted by the law.

15.4

Should a party to this contract be subject to merger, division, name changing, the new firm shall perform the obligations and shall be entitled to due rights under this contract; in the event that a party to this contract be revoked, the successive unit shall assume the obligations and due rights under this contract.

15.5	Shareholders can transfer their contributions, in whole or part, to each other.

In the event hat a shareholder transfers his contribution to the person other than shareholders, it shall be subject to the approval by more than half of all the shareholders. Any shareholder against the transfer shall purchase the contribution to be transferred; otherwise, it shall be deemed to agreeing the transfer.

Other shareholders shall have pre-emptive rights to the contribution as agreed by shareholders under the same terms.

In the event that a shareholder transfer his interest in the Company by the aforesaid way, relevant transferee shall make written statement and agree to be bound by all terms under this contract, the Articles of Association and relevant agreements. Should the transfer be subject to approval by relevant regulatory authorities, it shall come into force subsequent to the approval.

Article 16	Formulation of Articles of Association

16.1	The Articles of Association shall be prepared within fourteen days upon effectiveness of this contract.

16.2

The Articles of Association shall be formulated in accordance with the Company Law of the People's Republic of China, this contract, relevant laws, regulations and judicial interpretation to protect legal interest of parties herein.

Article 17	Liability for Breach of Contract

17.1

In the event that any party fails to make its capital contribution as scheduled, in whole or in part, in accordance with the provisions of this Contract, such Party shall, pay the outstanding amount within one month, and be liable to pay 0.05% interest per day on the unpaid amount from the time due until the full payment.

Parties who fail to pay or pay off within one month from the time due, shall be deemed as breach of contract and waiver of all rights under this contract and quit from the Company. The breaching party shall pay the penalty accounting for 5% of its total capital contribution to the performing party.

17.2

Party A shall ensure the mining rights for Zhaogu No. 1 Mine (whether obtained through transfer or other ways) intact, and the mining rights shall, subsequent to establishment of the Company, be transferred to the Company and transfer procedures shall be handled as specified by this contract and transfer agreement. Otherwise, Party A shall pay 0.05% interest per day from the time due on the amount of the transfer paid to the State when obtaining the mining rights. Party A shall, perform the transfer procedures according to this contract within the period as agreed otherwise by both parties. In addition, all losses arising out of it (including but not limited to obstruction of the mine construction or inability to put into normal production, litigation costs, attorney fees, accountant fees) shall be at the expense of Party A.

17.3

A party shall be deemed as breach of contract in the case that such party fails to perform other obligations besides capital contribution as specified by this contract and Articles of Association and fails to correct within 30 days after receiving the written notice from the Company or the other party (except force majeure as stated in Article 17.4). The breaching party shall bear the direct financial loss suffered by the other party arising from such breach of contract.

17.4

Should any party to this contract fails to perform the contract due to force majeure (i.e. force majeure as specified by the law, including but not limited to, unpredictable, inevitable and insuperable accidents such as earthquake, storm, flood), it shall promptly inform the other Parties in writing of the reasons why this contract cannot be performed, in whole or part, or need to be postponed. Upon furnishing legal proof, such party shall be allowed a postponed performance, part performance or non-performance and exempt from all or part of the liabilities for breach of contract depending on the actual situations.

17.5

Should any party to this contract fail to perform fully the contract due to force majeure, such party shall proactively take measures to minimize the financial losses to the Company and other parties. Where the Company and the other party incurred further loss due to the party's failure to adoption of active and effective measures, such party shall bear compensation liability to the further loss.

Article 18	Settlement of Dispute

18.1

Any disputes arising from the performance of this contract shall be settled between Party A and Party B through friendly consultations. In the event that no settlement to the disputes can be reached between both parties through such consultations, party as litigant may lodge a lawsuit to the local People's Court.

18.2	This contract shall be performed on a continuous manner, upon the occurrence of disputes and during the course of dispute resolution.

Article 19	Effectiveness of the Contract and Miscellaneous Provisions

19.1

Upon the commencement of the newly-built mine, all fine coal produced shall be supplied to Party B and all lump coal shall be supplied, in the first priority, to the parties who have contributed capitals, at prices not higher than the most preferential long-term contract coal price enjoyed by the Company and Party A.

19.2	In the event that total project investment in feasibility study report exceeds 10% of that in pre-feasibility study report, Party B shall be entitled to quit from the joint venture contract.

19.3

This contract shall come into effect upon signatures by legal representatives of, and seals by, Party A and Party B. Originals shall be held in sextuplicate, each party shall preserve two originals. The established Company shall hold two originals and several copies.

19.4	Matters not mentioned herein will be discussed separately by both parties.

Party A:	Party B:

Jiaozuo Coal (Group) Co. Ltd	Aluminum Corporation of China Limited

Signature by Legal representative or authorized proxy:	Signature by Legal representative or authorized proxy:

Contact : Lv Zhenping	Contact: Liu Jianxin

Address: No 239, Jiefangzhong Road , Jiaozuo City	Address: B12, Fuxing Road, Beijing

Tel:0391-3531006	Tel:0391-3502616

Postcode:454002	Postcode:100814

Date:	Date:

Notes: Basic information on Zhaogu No. 1 Mine

Mining Range and Conditions

Zhaogu mining area, locating in the east of Jiaozuo Coal Field and at the south foot of Taihangshan Mountain, is jointly governed by Huixian city and Xinxiang county. It is 37 kilometers southeastward away from Xinxiang city. Mine field of Zhaogu No. 1 Mine starts from F15 fault in the northwest and stops at F17 fault in the east and southeast; starts from outcrop of =1 coal seam in the north and stops at western section of F20 fault and F17 fault in the south. It's is 2.5-5km length with tilt width of 10km and coal field area is approximately 47.74 km2 .Total coal reserve of =1 is 386,780,000 tons with a recoverable reserve of 199,280,000 tons. Zhaogu No. 1 Mine will develop =1 coal seam whose average thickness is 5.91m, which belongs to No 3 high quality anthracite with low and medium ash, specially low sulphur, low- phosphorus and high calorific value. The coal seam , with tilt angle ranges 2[o]~4[o], little changes in coal thickness, very stale occurrence and simple structure, is stable high seam of nearly level development. The coal seam is featured with middle geologic structure and hydrogeological condition, low gas, being hard for spontaneous combustion, normal earth temperature, coal dust without explosiveness. Therefore, the technological requirements for mining are simple.

Construction Scale

The proposed construction scale of Zhaogu No. 1 Mine is 240,000,000 tons per year and designed service life is 59.3 years, based on Zhaogu exploration area's recoverable reserve and geologic structure.

Main Construction Contents

The coal mine, with 559m in depth, is designed to be vertical shaft, single horizontal, up and down hill exploit with wellhead in the center of mine field. There will be three shafts: main shaft, auxiliary shaft and central ventilation shaft, whose net diameters are 5m, 6.5m and 5m respectively. Initial and late ventilating methods adopted are retrograde ventilation and central separating ventilation style respectively. And west side airshaft will be built in late phase. Transport tunnel is horizontally arranged down tilt direction of coal seam with dip angle 2[o]~4[o] in normal segment. The whole coal mine ensures a production capacity of 2.4Mt/a through two mining fields and two fully-mechanized faces. First mining area is arranged at the two sides of the protection pillar in Industrial Square. Main coal transportation and auxiliary transportation make use of belt conveyor and colloid sheath cog trapped rail vehicle respectively. A 110kv transformer substation will be built on the ground of coal mine with its power supply from Ligu transformer substation of Jiaozuo Coal Mining Group Corporation Ltd and Fengying 2x50MW Power Plant through two 110KV transmission lines to coal mine industrial square. Full heavy medium-flotation method will be adopted during the construction of a coal preparation plant of the same scale for auxiliary purpose, realizing feed cleaning for all raw coals. Special coal mine railway is intended to join track with Guhanshan Mine of Jiaozuo Coal Mining Group Corporation Ltd with full length 23.5km; newly-built road outside mining areas is 1.5 km and joins with Huixian-Wucun road, forming a railway-road transportation system.

Mining Technics

According to occurring conditions for coal seam, retreating mining of strike longwall coal mining method will be used in design. It is difficulty to realise mining all height at one time of caving coal due to the hard layered coal quality in the top of coal seam in this area, so slice mining is used in design and roof controlling method is collapse completely method.

Staff Allocation

There is 1683 staff in total for the whole coal mine, of which 1423 are working in coal mine, 150 are in coal preparation plant, 25 in railway station and yard and 85 in special railway.

Construction Period

Construction period of the mine is 38 months, with 8-month for preparation in the earlier stage and preparation for the construction. The total construction period is estimated to be 46 months.

Investment Estimate

The total dynamic investment amount of the project is estimated to be RMB1,474,900,000 (including initial working capital of RMB18,600,000), with RMB607 per tonne of coal. Including: Dynamic investment for the mine is RMB1,133,450,000, with dynamic investment of the coal preparation plant of RMB157,310,000, and dynamic investment of special railway of RMB165,540,000.

Major Economic Indices

Upon completion of the project, annual new sales revenue is expected to be RMB566,400,000, with total profit of RMB207,520,000, selling tax and surcharges paid of RMB54,530,000, profit after taxation of RMB139,190,000, and annual income tax of RMB68,560,000. Financial internal rate of return (after taxation) is 12.06%, with payback time (after taxation) of 10.29 years, profit rate on investment of 13.87%, profit and tax rate on investment of 17.62%, and the period of loan repayment of 9.55 years.

EXHIBIT 4.6

MEMORANDUM OF UNDERSTANDING REGARDING THE ESTABLISHMENT OF A SINO-FOREIGN EQUITY JOINT VENTURE AT PINGGUO

This MEMORANDUM OF UNDERSTANDING is intended to provide a framework for discussions between ALUMINUM CORPORATION OF CHINA LIMITED, a company limited by shares organized under the laws of the People's Republic of China (the "Company"), and ALCOA INTERNATIONAL (ASIA) LTD., a company incorporated in Hong Kong (the "Investor"). The Company and the Investor are hereinafter together referred to as the "Parties".

As more specifically described herein, this Memorandum of Understanding contemplates that a jointly owned equity joint venture company (the "JVCO") will be established to develop and operate the current bauxite mining, alumina refining and aluminum smelting businesses of the Guangxi branch of the Company located in Guangxi Zhuang Autonomous Region, China ("Pingguo"), and to undertake the Expansion Program (as defined herein) at Pingguo. As of the date hereof, Pingguo is producing at the annualized rates of approximately 135,000 MT of primary aluminum per year and approximately 450,000 MT of alumina per year.

After friendly discussions based on equality and mutual benefit, the Parties agree upon the following principles regarding the joint venture:

1.

Objective. As an integral part of the Investor's proposed purchase of a strategic interest in the Company pursuant to a Strategic Investor Subscription Agreement dated 5 November 2001 entered into among Aluminum Corporation of China, the Company, the Investor, Morgan Stanley Dean Witter Asia Limited and China International Capital Corporation (Hong Kong) Limited (the "Investor Agreement"), the Parties agree to jointly establish within a twelve month period a limited liability equity joint venture company for the purposes described in this Memorandum of Understanding, and to utilize each Party's expertise in the same. The goal of the parties will be to operate the JVCO as a world-class enterprise.

2.	Terms of the Joint Venture. The agreement setting forth the terms on which the Parties will form the JVCO shall include, without limitation, the following:

(a)

Total Investment and Registered Capital. In the initial stage, the total investment in the JVCO is expected to be approximately RMB 9.13 billion for the mining, refining and smelting businesses at Pingguo, expanded in accordance with this Memorandum of Understanding.

The estimated total investment in the JVCO is based on (i) the agreement of the Parties on the value of Pingguo's current alumina refining and aluminum smelting businesses as of December 31, 2000, which is RMB 4.1385 billion, including good working capital for normal trading activities, which has a minimum net value of RMB 200 million, but without regard to the assumption of any liabilities, and (ii) on the Company's representation that the estimated cost of the Expansion Program since December 31, 2000 of Pingguo's businesses, as discussed below, will be approximately RMB 4.99 billion. The actual total investment in the JVCO and its registered capital shall be finalized during the development of the Joint Feasibility Study for the project.

During the joint feasibility study, the Parties will review and agree whether the JVCO will assume short or long term debt, and if so, the amount thereof.

(b)

Equity Ownership. Subject to the final determination of the amounts of total investment and registered capital as aforesaid, the respective equity interest in the JVCO held by each party to the JVCO is agreed to be as follows:

The Company	50%

Investor	50%

(c)	Form of Contribution to the JVCO. Each of the Parties shall contribute to the JVCO as follows:

(1)

The Company: Contributions to the registered capital of the JVCO equal to one-half of Pingguo's current businesses, valued at RMB 2.06925 billion upon formation of the JVCO; the Company's 50% share of the construction work in progress for the Expansion Program for 2001 and 2002 upon formation of the JVCO and thereafter, a contribution of cash in RMB, according to a schedule to be agreed by the Parties as needed to fund its proportionate share of the cost of the Expansion Program as discussed below.

Pingguo's businesses include its tangible and intangible assets, including but not limited to the rights to use, license and sublicense the technology known as the 320 KA grade pre-bake smelting technology and a related technology, currently in use at Pingguo.

(2)

Investor: Contributions to the registered capital of the JVCO in cash in United States Dollars upon formation of the JVCO in the amount equal to the RMB value of 2.06925 billion to enable the JVCO to purchase one-half of Pingguo's current businesses; cash in United States Dollars upon the formation of the JVCO in the amount equal to the RMB value of the Investor's 50% share of the construction work in progress for the Expansion Program for 2001 and 2002 and thereafter cash in United States Dollars in amounts equal to the RMB contributions made by the Company, according to a schedule to be agreed by the Parties, as needed to fund its proportionate share of the cost of the Expansion Program.

If the parties agree the JVCO will assume debt, the registered capital amounts will be reduced accordingly.

(d)	Scope of the Venture's Business. The JVCO is being proposed for the purpose of mining bauxite, the refining of alumina and the smelting of aluminum.

(e)	Form of Business. The JVCO shall be a Sino-foreign equity joint venture in corporate form with limited liability.

(f)	Expansion Program. The parties are committed to the phased expansion of the production capacity of the JVCO (the "Expansion Program") as follows:

(1)

Pingguo alumina Phase I de-bottlenecking and upgrade projects scheduled to take place between 2001 and 2002, which are expected to raise annual alumina refining capacity by 50,000 MT per year, representing approximately RMB 164 million in total investment;

(2)

Pingguo alumina Phase II expansion project scheduled to take place between 2001 and 2003, which is expected to raise annual alumina refilling capacity by 400,000 MT per year, representing approximately RMB 1,886.1 million in total investment; and

(3)

Pingguo primary aluminum Phase II expansion scheduled to take place between 2002 and 2006, which is expected to raise annual primary aluminum production capacity by 250,000 MT per year, representing approximately RMB 2,940 million in total investment.

The above total investment amounts for each Phase of the Expansion Program have been provided by the Company in good faith and represent the Company's best estimates based on available information as of the date hereof. The parties recognize that the Investor is relying on the above estimates and completion dates.

In the event that the Investor reasonably determines that the total investment estimates for any Phase of the Expansion Program (after taking into account any changes relating to scale specifications and standards) for the joint feasibility study report prepared by the Company and the Investor for submission to the appropriate approval authorities is likely to exceed by more than 15% the total investment amount set forth above for such Phase, the Investor may elect to withdraw from this Memorandum of Understanding, with the consequences described in Section 4.02 of the Investor Agreement referred to herein (for the avoidance of doubt any changes to the scale, specifications and standards shall not be included in the calculation of the 15% threshold stipulated herein).

In the event that the Investor reasonably determines the time schedule estimates for any Phase of the Expansion Program for the joint feasibility study report prepared by the Company and the Investor for submission to the appropriate approval authorities is likely to exceed by more than 12 months the time schedule set forth above for each such Phase, the Investor may elect to withdraw from this Memorandum of Understanding, with the consequence described in Section 4.02 of the Investor Agreement referred to herein; provided, however, that to the extent practicable the comparative analysis shall be based on the same scale, specifications and standards on which the original estimates were based.

If the parties agree on the submission of the joint feasibility study to the appropriate approval authorities, the Investor and the Company shall jointly bear the risks of any increase in the total investment required to implement any phase of the Expansion Program.

(g)

Sales of Products. For that portion of the JVCO's products sold in China, it is expected that the products will be sold through the Company's sales channels at market prices, based on comparable commercial terms and conditions as the Company handles comparable products for its other production locations. The Investor shall have the right to direct that a portion of the JVCO's products representing up to its proportional percentage ownership in the JVCO be (i) sold through the Company's sales channels at comparable market prices to affiliates of Investor in China or (ii) sold by the Investor for export by Investor to its affiliates and customers outside China, through Investor's or its affiliates' own sales channels.

(h)

Location and Land Use Rights. The JVCO shall be located at the existing site of Pingguo in Pingguo County, Guangxi Zhuang Autonomous Region, China. The Company shall procure that the Aluminum Corporation of China ("Chinalco") makes available to the JVCO land use rights for the site to be used by the JVCO, including land sufficient for the Expansion Program, as currently leased by the Company from Chinalco for the duration of the JVCO. With respect to any land use rights leased by Chinalco to the JVCO, the JVCO shall pay Chinalco an annual land use rights fee in an amount equal to the amount currently paid by the Company in respect of such land use rights and on substantially the same terms and conditions as those currently applicable in respect of such land use rights. The current land use rights rental and fee arrangements between Chinalco and the Company are summarized in the Company's Information Memorandum, as defined in the Investor Agreement. All decisions regarding the future acquisition of additional land use rights by the JVCO will be made by the Board of Directors of the JVCO based on a Super-Majority Vote (as defined herein).

(i)	Term. The initial term of the JVCO shall be 50 years, starting from the issuance of the JVCO's business license by the appropriate authorities of the PRC.

(j)

Board of Directors. The JVCO shall establish a Board of Directors, the highest organ of authority of the JVCO, which shall consist of six (6) Directors, three (3) appointed by the Company, and three (3) appointed by Investor. The Chairman and Vice-Chairman of the Board of Directors shall each be elected for a three (3) year term. The Chairman shall be elected from among the Directors appointed by the Company, and the Vice-Chairman shall be elected from among the Directors appointed by the Investor.

A party may, at any time, remove any Director appointed by it. If a seat on the Board is vacated by the retirement, removal, resignation, illness, disability or death of a Director, the party that originally appointed such director may appoint a successor to serve out such director's term.

Directors shall not be paid a salary by the JVCO.

(k)	Decisions of the Board. The Board shall be the highest authority of the JVCO. It shall decide all major issues concerning the JVCO as follows:

Decisions of the Board involving the following matters shall require unanimous approval of all Directors present at a meeting (in person or by proxy):

(1)	amendment of the Articles of Association, including any change in the nature, scope or the business purpose of the JVCO;

(2)	early termination and dissolution of the JVCO;

(3)	increase or decrease of the JVCO's registered capital;

(4)	the merger or a spin-off of any portion of the business of the JVCO;

(5)	extension of the term of the JVCO.

Decisions of the Board involving the following matters shall require a super-majority affirmative vote of at least five members, which shall include an affirmative vote of at least one Director appointed by each of the parties (herein referred to as the "Super Majority Vote") at a meeting (in person or by proxy):

(1)	the acquisition or creation of other enterprises or plants;

(2)	appointment of the General Manager and Deputy General Managers of the JVCO, after consultation among all the Directors, in accordance with paragraph 2(o) hereof;

(3)	approval of the compensation of the General Manager and Deputy General Manager;

(4)	adoption of Annual Business Plan, as defined herein, prepared by the General Manager for approval;

(5)

any material capital projects, material expenditures or major contracts, as defined in the approval process, to be adopted by the Board setting out individual signature and approval authority for the General Manager in the joint venture contract;

(6)

any contract, agreement, or proposed payment or charge between the JVCO and the Company or the Investor, or their affiliates, such as contracts for sales, supplies, services or technology and any material contract with a third parties;

(7)	certain financial matters, such as approval of the annual accounts of the JVCO, declaration of dividends, the approval of the JVCO loans and providing security for loans;

(8)	the appointment of the external auditors of the JVCO (who shall be internationally recognized and registered in China); and

(9)	allocation to statutory reserves for the staff and workers' bonus and welfare, and enterprise development funds.

In the joint venture contract, the parties will mutually agree on provisions for the Board to review major policies established by the General Manager for the management, administration and organization of the JVCO. Such provisions will address, among others, the following matters:

*	policies established by the General Manager on environment, health and safety matters and business conduct;

*	accounting protocols;

*	matters regarding the hiring, scope of duties, terms of employment, supervision, compensation, disciplining and dismissal of all subordinate managers, staff and workers by the General Manger; and

*	audit protocols for measuring compliance with the JVCO policies.

The operating policies of the JVCO will be designed to achieve world-class operations (even when more stringent than local requirements), in order that the JVCO may become competitive by global standards.

The Parties agree that the Board shall support and not interfere with the normal decision making authority of the General Manager. The Board will decide the matters referenced above and any other matters the Board decides are appropriate from time to time. The decision making authority for all other matters shall be delegated to the General Manager by the Board.

(l)

Chairman of the Board of Directors. The Chairman of the Board shall be the legal representative of the JVCO. Both Parties agree that all actions of the Chairman shall be consistent with authority expressly granted by the Board. The Chairman or any three Directors may call a meeting of the Board, and the Chairman shall preside. Whenever the Chairman is unable to perform his responsibilities for any reason, the Chairman shall authorize the Vice-Chairman or another Director to act as the legal representative of the Company and appoint another Director to temporarily act as the legal representative of the JVCO in his stead.

(m)

Committees of the Board of Directors. The JVCO will take advantage of the unique expertise of each of the Parties. Subcommittees of the Board of Directors will be established and assigned oversight, leadership and review functions in particular areas of responsibility. The Board may by Super Majority Vote from time to time create subcommittees of the Board for this purpose, and terminate them, as the need arises. The Parties shall have equal representation on the subcommittees and decisions of the subcommittees shall be unanimous. Two initial subcommittees of the Board will be an Audit Subcommittee and a Human Resources and Compensation Policies Subcommittee. Each of these two subcommittees will be chaired by a Director nominated by the Company.

(n)

Management System. The JVCO shall adopt a management system under which the General Manager shall be responsible for the management and operation of the Company. The General Manager shall be nominated by the Investor and appointed by the Board by Super Majority Vote, after consultation among the Directors. The General Manager shall be appointed for three (3) years or such other term of years as the Board deems appropriate. The Board may dismiss the General Manager at any time for any reason (including but not limited to reasons of corruption, and breach or neglect of duty) by the affirmative vote of at least three Directors. If the General Manager is dismissed, his replacement shall be nominated by the Investor and appointed by the Board by Super Majority Vote, after consultation among all of the Directors. Pending appointment of the new General Manager, an Interim General Manager shall be designated by the Investor to manage the JVCO on a temporary basis; provided however, that the Company and the Investor shall cause the Board to appoint a new General Manager as soon as is reasonably practicable.

(o)

Deputy General Managers. The General Manager shall be assisted in his duties by one or more Deputy General Managers. The number of Deputy General Managers will be determined by the General Manager from time to time based on operational and administrative requirements. Candidates for Deputy General Manager positions may be proposed for consideration by the Human Resources and Compensation Subcommittee by any Director and the General Manager, and a list of one or more recommended candidates will be developed by the Human Resources and Compensation Subcommittee of the Board for consideration and approval by the Board in consultation with the General Manager. The Board of Directors will ultimately appoint the Deputy General Managers. All Deputy General Managers shall report to the General Manager. The General Manager may dismiss any Deputy General Manager at any time for any reason, provided that there is a reasonable basis for such dismissal. If a Deputy General Manager is dismissed, he shall be replaced by the same procedures.

(p)

Responsibility of Managers. The General Manager shall be directly responsible to the Board. He shall carry out the various resolutions of the Board, including the approved Annual Business Plan, and in accordance therewith organize and direct activities and affairs of the JVCO as well as the operation and management work of the JVCO. The General Manager shall be authorized by the Board with sufficient authority to exercise to the fullest extent possible the responsibilities, powers and duties appropriate to his position.

Subject to the provisions regarding the appointment of the Deputy General Managers set out above, the General Manager shall be responsible for recruiting, appointing and dismissing all subordinate managers, staff and workers of the JVCO and the General Manager shall determine the terms of employment, scope of work and the compensation for all subordinate managers, staff and workers of the JVCO.

The Company and General Manager will consult fully with the Board during the process of identifying potential candidates for consideration for their respective nominees for the position of Deputy General Manager and other senior management appointments. Any Director may also recommend candidates to the General Manager. The General Manager shall also consult with the Board during the selection process.

The compensation and terms of employment of General Manager and any subordinate managers or staff made available to the JVCO by the Investor shall be determined as stipulated in a contract to be mutually agreed by the parties as part of the definitive agreements for implementation of the joint venture. Said contract shall be approved by the Board by Super Majority Vote upon formation of the JVCO.

During the joint feasibility study process, the Parties will review the organizational structure at Pingguo to identify any implementation issues that may arise in the transition to establishment of the JVCO based on the principles contained in this MOU. In performing this review, the Parties and the current management team of Pingguo will take into account the Parties' desire for a stable, secure and successful transition. The organizational structure for the JVCO will be agreed during the joint feasibility undertaken by the Parties and will be approved by Board upon formation of the JVCO. Upon formation, it is contemplated that current management teams at Pingguo will operate the facilities as decided during the joint feasibility study. To facilitate the negotiation process for the formation of the JVCO, the Company agrees that it will not make any discretionary changes in the management team in respect of Pingguo's core businesses prior to the effectiveness of the Joint Venture Contract without consultation with the Investor.

After formation of the JVCO the General Manager will implement the organizational structure of the JVCO. The managers of the JVCO shall handle matters delegated to them by the General Manager and shall be responsible to the General Manager.

The General Manager will routinely and regularly consult with the Directors and representatives of the Parties on activities of the JVCO. The General Manager shall also cause his subordinate managers to be available periodically for discussions with their counterparts in the management organizations of the Company and the Investor, to review matters of mutual business and technical interest.

Only the General Manager, or an employee of the JVCO authorized in writing by the General Manager (in each case pursuant to a delegation of authority by the Chairman or the Board) may sign commercial contracts on behalf of the JVCO. The Company and the Investor shall endeavor to establish clear guidelines for determining the scope of the signing authority to be so delegated. Each party shall use its best efforts to prevent all other persons from signing such contracts on behalf of, or otherwise entering into obligations binding upon, the JVCO without the prior authorization.

(q)

Annual Business Plan and Monthly Budgets and Business Reports. The General Manager shall prepare and submit to the Board annually the proposed updated business plan for the JVCO for the subsequent calendar year and for additional annual periods (as agreed in the joint venture contract), which the Board shall adopt with such revisions as the Board shall deem appropriate. Each such business plan (the "Annual Business Plan") shall cover the following matters:

(1)

Operating Plans, including anticipated operating rates and production levels considering that the JVCO's alumina refinery will first supply on a priority basis the needs of the JVCO's aluminum smelter;

(2)	Estimated income and expenditure budgets for the JVCO and related financial statements;

(3)	Capital Expenditures Budgets;

(4)	Financing Plans;

(5)	Procurement Plans, including bauxite sourcing, third party alumina purchases and power supply;

(6)	Sales and Marketing Plans;

(7)	Repair and Maintenance Plans;

(8)	Environment, Health and Safety Plans;

(9)	Human Resource Plans; and

(10)	Strategic Plans and other long term planning.

In the event an Annual Business Plan is not adopted by the Board, the previously approved Annual Business Plan shall continue to apply until the new plan becomes effective.

In addition to the Annual Business Plan, the General Manager shall prepare and submit to the Board monthly business reports on the activities and prospects of the JVCO, showing the performance of the JVCO. The form of the monthly business reports shall be agreed by the parties in the joint venture contract.

(r)

Audit Rights. Each of the Company and the Investor will have the right, at its own expense, to audit any aspect of the JVCO?|s business activity, and to make recommendations to the Board of Directors and the General Manager on matters of interest. Such audit rights will include full and complete access to all personnel and records of the JVCO. Each of the Company and the Investor will have the right to a full and complete audit of any aspect of any related party transaction between the JVCO and either the Company, and any party affiliated with the Company, or the Investor, and any party affiliated with the Investor. Any such audit will be conducted by an independent auditor acceptable to both Parties; the Parties will cooperate in good faith with such auditor and will promptly provide it with requested information.

(s)

Increases in Registered Capital. If the Board decides to expand in the future beyond the Expansions described above and decides to fund all or part of the expansion by increasing registered capital, then such decisions of the Board of Directors shall require the unanimous vote of the Board of Directors, as defined herein.

(t)

Loans. The parties shall investigate the feasibility of the JVCO funding from time to time part of its operational requirements, such as working capital and capital expenditures, from loans. Any such loans shall be borrowed in the name of the JVCO and if the lending bank(s) require security for such loans(s) such security shall be provided by the JVCO. Any such loans shall be without recourse to any of the Parties.

(u)

Alcoa Technical and Managerial Assistance. In order to maximize the business returns and improve operating efficiencies of the JVCO and to facilitate the sharing of best practices between their respective organizations, the Investor will make available to the JVCO a full range of appropriate technical, managerial and support systems, including the application of concepts and tools embedded in Alcoa's business systems.

(v)

Services. The Company and Investor will provide management and technical services and assistance to the JVCO on a basis to be mutually agreed in the definitive agreements to implement the joint venture. It is anticipated that, to the extent practicable, the JVCO will contract with the Company for provision of services that the Company provides centrally to its other production locations on a basis to be mutually agreed in the definitive agreements to implement the joint venture. To the extent social services are provided by Chinalco to the JVCO they shall be on a basis consistent with the related party agreements described in the Information Memorandum and as mutually agreed by the parties in the definitive agreements to implement the joint venture.

(w)

Technology License Rights. The Company and Investor will grant licensing rights for technology to the JVCO on a basis to be mutually agreed in the definitive agreements to implement the joint venture. Subject to existing restrictions, any technology licensed for use by the JVCO may also be used in the other jointly-owned joint ventures established together by the Company and the Investor in China.

(x)

Employment. All managers, staff and workers of the joint venture will become employees of the JVCO. The managers and staff of the JVCO may not hold posts concurrently as the General Manager or any other officer or employee of any other economic organization, provided that persons made available to the JVCO by the Investor or it is affiliates may remain employees thereof, provided that they shall not remain as General Managers or Deputy General Managers of Investor or its affiliates.

(y)

Review of Management Structure. During the third year of operation of the JVCO, the Board of Directors will undertake an extraordinary review of the organizational structure of the JVCO, and the Board may at that time decide to maintain or to modify the structure by mutual agreement of the Parties.

For its review, the Board may use and engage such resources and advice as it decides is necessary at the time.

In the event the Parties mutually agree during such review that the management structure can be materially improved, then the Parties will not be guided by the initial structure in any subsequent joint venture or joint ventures they may undertake together.

(z)

Other Matters to be Resolved Before Establishing the JVCO. The Parties recognize that there are important matters to be resolved before the establishment of the JVCO, which include, but are not limited to:

(1)	Receipt of the necessary approvals for the transaction from the relevant governmental authorities;

(2)	Receipt of necessary corporate approvals applicable to the parties;

(3)	Availability of a satisfactory contract for the supply of electrical power to Pingguo smelter and related Expansion;

(4)	Availability of satisfactory rights of the JVCO to access the bauxite reserves associated with the Pingguo alumina refinery;

(5)	Implementation of satisfactory arrangement for dealing with the social infrastructure and services at Pingguo;

(6)	Assurances that all necessary permits and permission, including those from the environmental authorities, have been received for the Expansions.

3.	Supplemental Payment.

(a)

The Investor agrees to make a one time Supplemental Payment (the "Supplemental Payment") to the Company four years from the issuance of the JVCO's business license in accordance with this clause 3. The Supplemental Payment shall be paid if the JVCO realizes certain average unit prices for its products during the initial forty-eight month period (the "Relevant Period").

(b)

The Supplemental Payment shall be the cumulative sum of four Annual Amounts each calculated as follows: the Annual Amounts shall be based on the aggregated average unit revenue earned for each twelve month period of the Relevant Period by the JVCO for the sale of aluminum and alumina (the "Annual Amounts"). The Annual Amounts shall be calculated as follows:

[(AUP Aluminum - US$1580/MT) * (1 - T) * V Aluminum * 0.5]

PLUS

[(AUP Alumina - US$230/MT) * (1 - T) * V Alumina* 0.5]

Where:

AUP Aluminum means the average realized unit sales price of aluminum expressed in US Dollar per MT over the relevant twelve month period, exclusive of VAT, transportation costs from the plant to the customers, and other applicable taxes;

AUP Alumina means the average realized unit sales price of alumina expressed in US Dollar per MT received from third party sales over the relevant twelve month period, exclusive of VAT, transportation costs from the plant to customers, and other applicable taxes;

T is the statutory rate of enterprise income tax payable by the JVCO as stipulated by Chinese law (excluding any tax preferences) applicable to the relevant twelve month period;

V Aluminum is the total amount of aluminum expressed in MT sold to third parties during the relevant twelve month period, including sales of aluminum to the Company or its affiliates; and

V Alumina is the total amount of alumina expressed in MT sold to third parties during the relevant twelve month period, including sales of alumina to the Company or its affiliates.

(c)	The respective average unit prices and annual unit revenues for alumina and aluminum shall be certified for each twelve month period of the Relevant Period by the outside auditors of the Company.

(d)

If the aggregated Annual Amounts for the Relevant Period is a positive number, the Investor shall pay the Supplemental Payment to the Company within 30 days from certification of the average unit prices for the fourth year. If the aggregated amount is a negative number, no Supplemental Payment shall be made.

(e)

The amount shall also exclude any internal transfers of alumina within the JVCO. Sales of alumina and aluminum by the JVCO to the Company shall be on substantially the same terms and conditions as sales of the same product by the Company to other customers.

(f)	The amount shall also be calculated only with respect to current operations of the JVCO and not with respect to any expansions by the parties.

(g)	For the avoidance of doubt, the aggregated Annual Amounts can be a negative value.

- 269 -

4.

Approvals and Next Steps. The Project Proposal based on this Memorandum of Understanding will be submitted for required governmental approvals and the corporate approvals of each of the parties hereto, including, without limitation, approvals by the boards of directors of the Parties. This Memorandum of Understanding is also subject to the mutually satisfactory conclusion and execution of a Joint Venture Contract and Articles of Association pursuant to the "Law of the People's Republic of China on Sino-foreign Equity Joint Ventures" of July 1, 1979 (the "Equity Joint Venture Law") as supplemented and amended.

Promptly after the signing of this Memorandum of Understanding and the approval by the relevant Chinese authorities of the related Project Proposal, a joint study team will be formed by the parties to undertake a joint feasibility study of the JVCO. The feasibility study will be based on the basic principles set forth in this Memorandum of Understanding and upon other provisions which are agreed upon during the course of the preparation of the joint feasibility study. Other matters will also be agreed upon during the negotiation of the joint venture contract and related definitive contracts to establish and implement the JVCO. The parties recognize that the joint feasibility study and joint venture contract will require the approval of the relevant authorities.

5.

Confidentiality. The Parties recognize and affirm that any oral or written information exchanged among them is confidential proprietary information. Each Party shall preserve such information in strictest confidence and shall not disclose such information to any third party without the express written consent of the Party which provided such information, except if such information is available to the public (but not as a result of unauthorized disclosure into the public domain of such information by the Party receiving the information) or required to be disclosed by applicable law. If the JVCO is not established, each Party shall return to the other Parties (without retaining copies thereof) any documents or papers delivered to such Party, or it's authorized representatives, by such other Party.

6.

Expenses. Each of the Parties shall bear all of its own costs and expenses incurred in connection with the establishment of the JVCO, including without limitation, legal and meeting expenses and costs in connection with the preparation of legal documentation whether or not the transactions contemplated herein are consummated or the JVCO is established. If the JVCO is established, all costs and expenses incurred by the Parties after the date hereof may be reimbursed by the JVCO and amortized as expenses of JVCO over the first five years of the JVCO's term, only to the extent mutually agreed by the Parties.

7.

Non-binding Memorandum of Understanding. This Memorandum of Understanding does not contain all matters upon which agreement must be reached in order for the JVCO to be established and, except for this Paragraph 7 and the obligations of the Parties set forth in paragraphs 5, 6, 8, 9, 10, 11, 12, 13, 14 and 15 of this Memorandum of Understanding, this document does not constitute, and shall not be construed as, a binding contractual commitment of, or a contract or agreement between, the Parties. None of the Parties, nor any of their stockholders, directors and officers shall have any liability hereunder, and any of the Parties shall be free to terminate negotiations at any time prior to execution and delivery of a mutually satisfactory Joint Venture Contract, with no liability or obligation to the other Parties, except as specified in this paragraph 7.

None of the provisions of this Memorandum of Understanding shall become effective until the closing of the Global Offering.

8.

No Partnership Formed by Memorandum of Understanding. This Memorandum of Understanding does not establish a joint venture, partnership, or any other type of business entity between the Parties, and in no event shall the Parties represent to other persons or entitles that a joint venture, partnership, or other type of business entity has been formed unless and until a definitive joint venture agreement has been executed and approved by the board of directors of each Party.

9.

Performance by an Affiliate of Investor. The Investor may elect to have an Affiliate become the participant in the JVCO and a party to the agreements and contracts related thereto. Any such Affiliate must be acceptable to the Company, which agreement will not be unreasonably withheld. The Affiliate shall provide a performance undertaking from its parent company of respective obligations under the joint venture contract and related implementing documentation. For purposes of this Memorandum of Understanding, an Affiliate of a company means any entity directly or indirectly controlling or controlled by or under the direct and indirect common control with such company; "control" for purposes of this definition being taken to mean direct or indirect ownership of at least 50% of the voting rights of the relevant entity.

10.

Dispute Resolution. Any dispute arising out of or relating to the binding provisions of this Memorandum of Understanding including any question regarding its existence, validity or termination ("Dispute") shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. The language to be used in the arbitration proceedings shall be English and Chinese.

11.	Notices. Unless otherwise notified by the relevant parties, all notices delivered hereunder shall be in writing and delivered by hand or given by facsimile to the following addresses:

If to the Company:
No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China
100814
For the Attention of: Mr. Liang Zhongxiu

If to Investor:
Alcoa International (Asia) Ltd
Admiralty Center, Room 1301
Tower 1, 18 Harcourt Road
Hong Kong
For the Attention of President

With copies to:

Morgan Stanley:
Morgan Stanley Dean Witter Asia Limited
26th Floor, Three Exchange Square
Central, Hong Kong
Facsimile: (852) 2848-5577
Telephone: (852) 2848-5688
For the Attention of: Mr. Edward King

CICC:
China International Capital Corporation
28th Floor, China World Tower
No. 1 Jianguomenwei Avenue
Beijing 100004, China
Facsimile: (8610) 6505-1156
Telephone: (8610) 6505-1166
For the attention of: Mr. Yang Changpo

12.

Governing Law. The binding portions of this Memorandum of Understanding shall be governed by and construed under the laws of Hong Kong Special Administrative Region of the People's Republic of China, without giving effect to the principles of conflicts of law thereof.

13.

Exclusivity. The Parties shall negotiate in good faith with a view to signing, within eight months of the closing of the Global Offering, a definitive joint venture contract for the purposes of establishing a joint venture at Pingguo, based on the expressions of intent memorialized in this Memorandum of Understanding. During the period from the date of execution of this Memorandum of Understanding until the date which falls twelve months after the closing date of the Global Offering (inclusive) the Parties will negotiate exclusively, and will not enter into discussions with a third party, with regard to a Sino-foreign joint venture relating to bauxite mining, alumina refining and aluminum smelting at Pingguo.

14.

Language. This Memorandum of Understanding is executed in English and Chinese. Both language versions are equally authentic. In case of any discrepancy between the English and Chinese versions, the English version shall prevail.

15.	Definitions. Defined terms shall have the same meanings as set out in the Investor Agreement unless the context indicates otherwise.

*************

This Memorandum of Understanding has been executed by the authorized representatives of the Company and Investor on this 12th day of November 2001 in Beijing.

ALUMINUM CORPORATION OF CHINA LIMITED

By:

Name:
Title:	Director

ALCOA INTERNATIONAL (ASIA) LIMITED

By:

Name:

Title:

EXHIBIT 4.7

General Agreement on Mutual Provision of Production
Supplies and Ancillary Services

This agreement is made in Beijing on November 5, 2001 by and between:

Party A: Aluminum Corporation of China ("Party A"), a state-owned enterprise established and duly existing under the PRC laws, and the duly authorized representatives of its subordinate enterprises and business units.

Party B: Aluminum Corporation of China Limited ("Party B"), a joint stock limited company established and duly existing under the PRC laws, and the duly authorized representatives of its subsidiaries.

I.	Background

Party A, as a promoter, has been approved by the State Council to establish Party B, and Party B will publicly offer public shares outside the PRC, including overseas listed foreign shares ("H Share") issued to overseas investors on the Stock Exchange of Hong Kong (the "Stock Exchange") and American Depository Shares ("ADS") listed on New York Stock Exchange. Therefore, Party A carried on corporate reorganization and, as a major promoter, established Party B on September 10, 2001 under the PRC law.

Party A injected the principal business and its relevant assets, liabilities/capital interests, which belonged to Party A and its subordinate enterprises and business units before the reorganization, into Party B. (In this agreement, "Principal Business" includes production, sales and relevant scientific research of alumina and aluminum, as well as the mining operation of bauxite and limestone). Upon the reorganization, Party A retained the non-principal businesses including ancillary production, aluminum fabrication, carbon and cement, some businesses inappropriate for injecting into Party B such as mining operation of bauxite and limestone, engineering design, transportation and loading, supply, and relevant assets, liabilities as well as shareholder's equity.

As at the signing date of this agreement, Party A is the controlling shareholder of Party B. Upon completion of H shares and ADS issue, Party A will continue to be the controlling shareholder of Party B.

Party is engaged in businesses including ancillary production services including production and operation of alumina and aluminum as well as supply service of various raw materials and supplemental materials. Such production supplies and services are necessary for the production and operation of Party B and, its subordinate enterprises and business units. Party A and its subordinate enterprises and business units have certain strengths in talents, technology and location, and have had a long-term cooperation relationship with Party B and its subordinate enterprises and business units prior to the reorganization. Therefore, Party B is willing to obtain such production supplies and services from Party A in accordance with this agreement.

Party B has alumina, aluminum products and by-products, unfinished products, and can provide services such as water supply, power supply, gas supply, heat supply and measurement. Prior to the Reorganization, Party B and its subordinate enterprises and business units had established a long-term cooperation relationship with Party A and its subordinate enterprises and business units. Therefore, Party A is willing to obtain such supplies and services from Party B in accordance with this agreement.

Accordingly, parties hereto agree to enter into this agreement and guarantee that they will procure their respective subordinate enterprises and business units (including both parties' subsidiaries, branches and other units) to provide the supplies and services as specified herein in accordance with the terms and principles hereof.

II.	Agreement

Article 1	Scope of Production Supplies and Services

Parties hereto shall provide the following production supplies and services under this agreement:

1.1

Supplies and services provided by Party B to Party A include: aluminum products (ingots) and alumina products, waste residues; coal, pitch; water supply, power supply, gas supply, heat supply, measurement, spare parts, repair, inspection, transportation, steam and other relevant or similar products and services.

1.2	Production supplies and services provided by Party A to Party B include:

1.2.1

Production supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, refractory bricks, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum, and other similar supplies and services.

1.2.2	Transportation and loading: vehicle transportation, loading services, railway transportation and other relevant or similar services.

1.2.3	Ancillary production services: communication, quality testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other similar services.

1.3

Parties hereto agree to enter into separate relevant agreements in respect of supply of social and logistics services, the lease and use of land use right and buildings, engineering design, supply of construction and supervisory services, mineral supply, use of trademarks license, debt guarantee and accounts receivable and accounts payable, respectively.

Article 2	Principles of the Transactions

2.1

Parties hereto agree that they shall be entitled to choose their trading partners independently. Party A undertakes that it may not provide supplies or services on terms which are less favourable than those offered to third parties.

2.2

The specific parties for the supplies and services transactions contemplated under this agreement may enter into separate agreements as specified in the scope of this agreement. The specific parties herein refer to Party A, Party B, their subordinate enterprises and business units.

Article 3	Pricing Policy

3.1

Prices of all supplies and services hereunder shall be determined in accordance with the general principle and in the order prescribed this article: according to the price prescribed by the PRC government (including local government) ("Stated-prescribed price"); if not available, then state-guidance price; if neither, then the market price; and if none of the above is applicable, then according to the contractual price.

3.2	Please refer to Annex 1 for the pricing policy of various specific services.

Article 4	Operation Mode

4.1

Parties hereto shall provide demands plans for obtaining production supplies and services from the other party for the next year or adjustment plans for the production supplies and services items of this year ("Demands Plans"), and use their endeavour to provide, according to Demands Plans of the other party, supply plans ("Supply Plans") for provision of production supplies and services to the other party for the next year, on an annual basis, to the other party before 30 November every year. Should Demands Plan for next year provided by Party B be same as that of this year, Party A shall satisfy such plan.

4.2

Parties hereto shall ensure and procure their respective subordinate enterprises and business units to sign detailed contacts on production supplies and services pursuant to Supply Plans recognised by both parties under the principles and regulations set out herein.

4.3

During the implementation of this agreement, if necessary and approved by both parties, adjustments could be made to Demands Plan and Supply Plan on production supplies and services as well as relevant specific contracts.

4.4	Please refer to annex 2 for the scope and price of production supplies and services mutually provided by both parties in 2001.

4.5

The specific production supplies and services contracts signed pursuant to this agreement shall be for a term of one year, but in respect of the specific production supplies and services contracts signed in the same year with this agreement, shall be expired at the end of the year. Unless otherwise terminated under relevant regulations of such specific contracts and this agreement, such specific contracts shall be renewed on an annual basis.

Article 5	Rights and Obligations of Parties

5.1	Rights of both parties include:

5.1.1	Each party may provide the relevant supplies and services to any third party provided that the provision of such services to the other party will be ensured according to this agreement.

5.1.2

Subject to the regulations set out herein, each party may obtain such supplies and services from any third parties if the other party fail to satisfy its needs in any aspect (including quantity or quality).

5.1.3	Without prejudice to Article 4 set out herein, each party may prepare annual Demands Plan and Supply Plan and make relevant adjustment by themselves.

5.1.4	Each party may collect receivables and service fees according to the regulations set out herein.

5.2	Obligations of both parties include:

5.2.1

Each party shall ensure and procure its subordinate enterprises or business units to provide supplies and services to the other party pursuant to the standards and prices provided in this agreement and specific supplies and services contracts.

5.2.2	Parties hereto shall accept the appointment from parties to specific supplies and services contracts, and coordinate relevant matters concerning such specific supplies and services contracts.

5.2.3

Each party shall appoint or establish a special organisation to, in respect of the relevant supplies and services transactions hereunder, be responsible for communicating, preparing documents, planning and arranging, balancing supply and demand, supervising performance of contracts and coordinating.

5.2.4	Each party shall make relevant payment and service fees according to the regulations of this agreement and specific supplies and services contracts.

5.2.5	Each party shall further take other necessary actions, including execution of other relevant documents to ensure the principles and contents hereunder.

Article 6	Terms and Termination of Specific Supplies and Services Contracts

6.1

Without prejudice to Article 6.2 and 6.3, any party involved in this agreement or specific supplies and services contracts entered pursuant to this agreement may terminate the agreement or provision of specific type of supplies or services by giving to the other party not less than six months' prior written notice. It shall be specified in the notice that what kind of supplies and services will not be provided and when the termination will come into effect. Should provision of any supplies or services be terminated pursuant to the agreement, the termination will not impact other rights or obligations of both parties hereunder or other rights or obligations of any party to specific supplies and services contracts entered pursuant to the agreement thereunder.

6.2

Should Party B can not cannot conveniently obtain specific type of supplies and services provided by Party A from a third party (including but not limited to any third party related to Party B) and Party B has explained to Party A for such situation in written and requested Party A to provide such supply and service, in any event Party A shall not terminate the provision of such supply and service, unless otherwise a written consent is given by Party B.

6.3

In the event that any party has issued a termination notice to terminate the provision of specific supplies and services pursuant to Article 6.1 set out herein, unless otherwise agreed by both parties, the termination notice will not terminate or impact rights and obligations of both parties under this agreement and specific supplies and services contracts in connection with this agreement when and before the notice is given.

6.4

This agreement shall come into effect upon signature and seal by authorized representatives of both parties, for a term of three years with effective from July 1, 2001. Provided that it is agreed by both parties and approved by the Stock Exchange and/or general meeting of Party B (subject to the regulations of the Stock Exchange), the term of the agreement can be extended.

6.5

In case of any breach of terms set out herein by any party ("Breaching Party"), the other party may notify the Breaching Party in writing that it has constituted a breach of contract, and request the Breaching Party take remedies within the appointed reasonable period. Should the Breaching Party fail to take remedies within the said period, the non-breaching party may immediately terminate the agreement and reserve the rights to claim compensation from the Breaching Party and any other legal rights.

6.6	The termination of this agreement shall not impact any rights or obligations of any party which have arisen from this agreement.

Article 7	Representations and Warranties

7.1	Representations and warranties of Party A:

7.1.1	Party A is a state-owned enterprise duly established under PRC law with an independent legal personal standings and a valid business license;

7.1.2	Party A has been engaged in business activities according to the PRC law and has never engaged in any activity beyond its authorized business scope;

7.1.3

Party A has obtained all approvals (if necessary) and internal authorizations necessary for signing this agreement and performing obligations thereunder; This agreement shall be signed by the authorized representative of Party A, and shall be binding on Party A upon execution;

7.1.4	The execution of this agreement or performance of obligations thereunder by Party A does not violate nor has any legal conflict with any of its other agreements or its Articles of Association.

7.2	Representations and warranties of Party B:

7.2.1	Party B is a state-owned enterprise duly established under PRC law with an independent legal personal standings and a valid business license;

7.2.2	Party B has been engaged in business activities according to the PRC law and has never engaged in any activity beyond its authorized business scope;

7.2.3

Party B has obtained all internal authorizations necessary for signing this agreement, This agreement shall be signed by the authorized representative of Party B, and shall be binding on Party B upon execution;

7.2.4	The execution of this agreement or performance of obligations thereunder by Party B does not violate nor has any legal conflict with any of its other agreements or its Articles of Association.

Article 8	Performance of the Agreement

8.1

In the event that any transaction under this Agreement constitutes a connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") according to which the implementation of such transaction is subject to a waiver from the Stock Exchange or the approval of independent shareholders or any other requirements from the Listing Rules, this agreement and the performance of such transactions shall be conditional upon such waiver, approval or requirements.

8.2	Should a conditional waiver be granted by the Stock Exchange, the performance of this agreement shall be subject to the relevant conditions.

8.3

Should a waiver for a connected transaction lapses or be withdrew or revoked by the Stock Exchange and such transaction fail to meet the requirements for connected transactions under the Listing Rules, the performance related to such transaction under this Agreement shall be terminated.

8.4	This agreement shall be terminated in the event that the performance related to all transactions thereunder is terminated according to Article 8.3.

8.5

Should the total amount of the connected transactions exceed the total annual waiver limit (if applicable) approved by the Stock Exchange, the parties herein agree that Party B shall as soon as possible notify and apply to the Stock Exchange for higher annual waiver limit or convene, according to the Listing Rules, a general meeting for independent shareholders to seek their approval (if applicable). Prior to obtaining a waiver from the Stock Exchange or the approval of independent shareholders, parties herein agree to try their endeavour to control the relevant transactions within the total annual waiver limit.

Article 9	Force Majeure

9.1

Should any party herein fail to perform its all or part of obligations by any events of force majeure (means any events which are beyond the control of the affected party, and which are unforeseen, unavoidable and insurmountable, and which make total or partial performance of this agreement impossible or impracticable by such party (including but not limited to failure to perform at reasonable cost). Such accidents include but not limited to floods, fires, droughts, typhoons, earthquakes, other natural disasters, traffic accidents, strikes, furies, riots and war (whether the war is declared or not) and acts and omissions of the government departments), the performance of such obligations shall be suspended during the persisting period of force majeure.

9.2

The party claiming force majeure shall notify the other party in writing as soon as practicable and shall furnish within [fifteen (15)] days thereafter appropriate proof of the occurrence and duration of such force majeure to the other party by person or registered airmail. The party claiming impossible or impractical to perform its obligations under this agreement due to an event of the force majeure shall use all its endeavour to remove or minimize the effects of the event of force majeure.

9.3

In the event of force majeure, the parties shall immediately consult with each other friendly in order to find an equitable solution for the execution of the agreement. Upon the end of the force majeure event or elimination of its impact, parties shall promptly resume the performance of their respective obligations under this agreement.

Article 10	Announcement

Any party, without prior written consent of the other party, may not make any announcement related to this agreement, except announcements made pursuant to relevant law of PRC and other regions or regulations from China Securities Regulatory Commission, the Hong Kong Stock Exchange, Securities and Futures Commission, the New York Stock Exchange, United States Securities and Exchange Commission and any other governments or regulatory authorities.

Article 11	Miscellaneous Provisions

11.1	Save as is stipulated in this agreement, any party, without written consent of the other party, may not transfer all or part of its rights or obligations under this agreement.

11.2

This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, contracts, understanding and communications, in oral or written form, with respect to the subject matter of this agreement.

11.3	Should any term of this agreement become illegal, invalid or unenforceable, the validity and enforceability of other terms in this agreement will not be affected thereby.

11.4

Both parties agree to bear respectively all related costs and expenses incurred from signing of this agreement according to regulations of applicable PRC laws. In case of no relevant regulations from applicable laws, the costs shall be born averagely by the parties.

11.5

Revision to this agreement shall only be made upon written agreement with signatures by authorized representatives of, as well as approval through appropriate corporate actions of, parties hereto. Should such revision constitute material, substantial amendments to this agreement, such revision shall come into effect upon notification to, or consent (depending on then requirements from the Hong Kong Stock Exchange) of, the Hong Kong Stock Exchange and general meeting (if applicable) of party B.

11.6

Save as otherwise provided in this agreement, either party's failure to exercise or delay in exercising any right, power or privilege under this agreement shall not operate as a waiver thereof, and any single or partial exercise of any right, power or privilege shall not preclude the exercise of any other right, power or privilege.

11.7	The annexes hereto are made an integral part of this agreement and are equally binding with the main body of the agreement.

Article 12	Notice

12.1

Any notice or other communications required to be give by one party pursuant to this agreement shall be written in Chinese and delivered personally or by registered post to the designated address of, or faxed to the designated number of, the other party. The date on which notice is deemed to be effectively made shall be decided by the following stipulations:

12.1.1	Notice delivered personally shall be deemed effectively given on the date of personal delivery, provided that receipt shall be acknowledged in written by designated person of the other party;

12.1.2

Notice sent by registered post shall be deemed as effectively give on the seventh day (should the last day be Saturday, Sunday or legal holiday, the day shall be delayed to the next business day) after the date on which they were mailed (as indicated by the postmark);

12.1.3	Notice sent by facsimile shall be deemed effectively give upon the completion of facsimile transmission.

12.2	The communication means of both parties are as follows:

Party A: China Aluminum Corporation
Address: B12, Fuxing Road, Beijing
Postcode: 100814
Fax: 63963806

Party B: Aluminium Corporation of China Limited
Address: B12, Fuxing Road, Beijing
Postcode: 100814
Fax: 88086974

Should either party change its communication means, it shall notify the other party, according to this article, as soon as possible.

Article 13	Applicable Laws and Dispute Resolution

13.1	This agreement and its interpretation shall be governed by the laws of PRC.

13.2

Any dispute arising from, or in connection with, this agreement, shall be settled by the parties through consultation. In the event that such dispute cannot be settled through consultation, any party may submit the dispute to Beijing Arbitration Commission (or its subsequent arbitration institutes) for arbitration in accordance with its rules of arbitration in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties.

Article 14	Definitions and Interpretations

14.1	In this agreement, unless otherwise defined in the context, following terms used herein have the following meanings:

Government Prescribed Price: means price determined by laws, regulations, decisions, orders issued by central government, provincial government or other regulatory bodies of the People's Republic of China or especially for certain products and services.

Government Guidance Price: means price decided by laws, regulations, decisions, orders made by central government, provincial government or other regulatory bodies of the People's Republic of China or according to certain products and services, which can be determined by both parties to the transaction to a certain degree.

Market Price: means price decided by the following order: (1) the price at which the same type of services is provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area, in the vicinity; Or (2), when the above (1) is not applicable, price at which the same type of services is provided by independent third parties under normal commercial terms in the ordinary course of their businesses in China.

Contractual Price: means the reasonable cost plus reasonable profit for provision of such products or services as agreed upon by parties hereto. In this agreement, reasonable cost refers to the cost (including sales tax and surcharges) confirmed by parties hereto after arm's length negotiations and permitted by the PRC accounting system, reasonable profit refers to the profit not exceeding 5% of the said reasonable costs.

14.2	Unless otherwise stipulated, in this agreement:

(1)	One party includes its successors;

(2)	Headings of this agreement are only for convenience of inspection, and shall not have legal bindings nor affect the interpretations of this agreement.

Article 15	Supplementary Provisions

15.1	The agreement shall be written in Chinese.

15.2	This agreement is executed in sextuplicate, and each party hereto shall hold three originals. All the originals are equally authentic.

15.3	In witness whereof, each party hereto has caused this agreement to be executed on the date first set forth above.

China Aluminum Corporation (seal)

Legal representative (signature):

Guo Shengkun

Aluminum Corporation of China Limited (seal)

Authorized representative (signature):

Xiong Weiping

Annex 1: Pricing Policies for Mutual Provision of Production Supplies and Services

Production Supplies and Services	Pricing policy

Provided to Aluminum Corporation of China Limited

I.	Production supplies

1	Carbon ring	Market price
2	Carbon product	Market price
3	Cement	Market price
4	Coal	Market price
5	Oxygen	Market price
6	Bottled water	Market price
7	Steam	Market price
8	Fire brick	Market price
9	Aluminium fluorides and cryolite	Market price
10	Lubricant	Market price
11	Resin	Market price
12	Clinker	Market price
13	Fabricated aluminum	Market price
14	Others	Market price

II.	Transportation and loading services

1	Vehicle transportation	Contractual Price
2	Loading	Contractual Price
3	Railway transportation	Contractual Price
4	Others	Contractual Price

III.	Ancillary production services

1	Communication	Contractual Price
2	Repair	Contractual Price
3	Processing and fabrication,	Contractual Price
4	Inspection	Contractual Price
5	Engineering design	Government Guidance Price
6	Environmental protection	Contractual Price
7	Road maintenance	Contractual Price
8	Others	Contractual Price

Provided to China Aluminum Corporation

I.	Production supplies

1	Alumina	Market price
2	Aluminum	Market price
3	Waste residues	Market price
4	Pitch	Market price
5	Others	Market price

II.	Ancillary production services

1	Power supply	Government Prescribed Price
2	Gas supply	Contractual Price
3	Heat supply	Contractual Price
4	Water supply	Contractual Price
5	Repair	Contractual Price
6	Measurement	Contractual Price
7	Inspection	Contractual Price
8	Spare parts	Contractual Price
9	Transportation	Contractual Price
10	Steam	Contractual Price
11	Others	Market price

Annex 2: Connected Transactions Summary of 2001 Mutual Provision of Production Supplies and Services

Production Supplies and Services	2001 transaction amount ('0000 in RMB)

Provided to Aluminum Corporation of China Limited

I.	Production supplies

1	Carbon ring	580
2	Carbon product	8,460
3	Cement	2,250
4	Coal	10,330
5	Oxygen	20
6	Bottled water	110
7	Steam	550
8	Fire brick	1,000
9	Aluminium fluorides and cryolite	2,700
10	Lubricant	350
11	Resin	2,750
12	Clinker	14,300
13	Fabricated aluminum	100
14	Others	5,010

II.	Transportation and loading services

1	Vehicle transportation	690
2	Loading	260
3	Railway transportation	40
4	Others	850

III.	Ancillary production services

1	Communication	330
2	Repair	1,630
3	Processing and fabrication,	300
4	Inspection	40
5	Engineering design	3,790
6	Environmental protection	5,320
7	Road maintenance	370
8	Others	950
	Total	63,080

Provided to China Aluminum Corporation

I.	Production supplies

1	Alumina	6,370
2	Aluminum	20,410
3	Waste residues	2,170
4	Pitch	110
5	Others	1,480

II.	Ancillary production services

1	Power supply	12,930
2	Gas supply	350
3	Heat supply	630
4	Water supply	2,020
5	Repair	930
6	Measurement	50
7	Inspection	30
8	Spare parts	1,260
9	Transportation	1,010
10	Steam	70
11	Others	12,520
	Total	62,240

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

- 281 -

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

March 17, 2008

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

March 17, 2008

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

By: /s/ XIAO Yaqing

Name: XIAO Yaqing
Title: Chief Executive Officer

Date: March 17, 2008

By: /s/ CHEN Jihua

Name: CHEN Jihua
Title: Chief Financial Officer

Date: March 17, 2008

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

The segment assets and liabilities as at December 31, 2004 for the year then ended are as follows:

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

The segment assets and liabilities as at December 31, 2005 for the year then ended are as follows:

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

In March 2007, the Chinese government promulgated the Corporate Income Tax Law which will be effective from January 1, 2008. The Corporate Income Tax Law will impose a single income tax rate of 25% for both domestic and foreign invested enterprise. The existing Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the "FIE and FE tax laws") and Provisional Regulations of the PRC on Enterprise Income Tax (collectively referred to as the "existing tax laws" will be abolished simultaneously. Currently, the Company and its subsidiaries applied the tax rates under existing tax laws. The Corporate Income Tax Law has provided for a 5-year transitional period for those entities that applied FIE and PE tax laws in previous years. As of the date of these financial statements are approved for issue, there are still no detailed implementation rulings released. The Group did not adopt the reduced income tax rate when preparing its financial statements for the year ended December 31, 2006 as the above change in income tax law constitutes a non-adjusting post balance sheet event. The Group is in the process of collecting information to assess the impact on the financial statements position as a result of the above changes in the enterprise income tax law.

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

