Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2008-06-25
CIK 1161611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15264

(Exact name of Registrant as specified in its charter)

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's name into English)

People's Republic of China
(Jurisdiction of incorporation or organization)

_______________

No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China (100082)
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2007:

Domestic Shares, par value RMB1.00 per share	9,580,521,924

H Shares, par value RMB1.00 per share	3,943,965,968

(including 406,067,500 H Shares in the form of American Depository Shares)

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

Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes [ ] No [X]

TABLE OF CONTENTS

Pages

Forward-Looking Statements	i
Certain Terms and Conventions	ii

PART III	Item 17.	Financial Statements	106
	Item 18.	Financial Statements	106
	Item 19.	Exhibits	106

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

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

CERTAIN TERMS AND CONVENTIONS

Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB7.2946 to US$1.00, which was the noon buying rate in the New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3. Key Information - Exchange Rate Information" for information regarding the noon buying rates from January 1, 2003 through June 20, 2008.

We publish our financial statements in Renminbi.

Various amounts and percentages set out in this document have been rounded and, accordingly, are not the exact figures and may not total.

Unless the context otherwise requires, references in this annual report to:

"A Shares" are to the domestic ordinary shares, with a nominal value of RMB1.00 each;

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

"Baotou Aluminum" are to Baotou Aluminum Co., Ltd. On December 28, 2007, it became our wholly-owned subsidiary after the completion of shares exchange.

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

"Chalco Mining" are to Chalco Mining Co., Ltd, our subsidiary that is established under PRC law;

"Chalco Nanhai" are to Chalco Nanhai Alloy Company, our subsidiary that is established under PRC law;

"Chalco Trading" are to China Aluminum International Trading Corporation Limited, our subsidiary that is established under PRC law;

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

- ii -

"Chinalco", "Chinalco Group" and the "ultimate holding company" are to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

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

"Guangxi Baise" are to Guangxi Baise Yinhai Aluminum Company Limited, a subsidiary of Guangxi Investment;

"Guangxi Huayin" are to Guangxi Huayin Aluminum Company Limited, a PRC entity in which we hold 33% equity interest.

"Guangxi Investment" are to Guangxi Investment (Group) Co., Ltd., formerly known as Guangxi Development and Investment Co., Ltd., a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;

"Guizhou Development" are to Guizhou Provincial Materials Development and Investment Corporation, a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;

"HK$" and "HK dollars" are to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

"H Shares" are to overseas listed foreign shares of par value RMB1.00 each, which are listed on the Hong Kong Stock Exchange and traded in HK dollars;

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

"Jiaozuo Wanfang" are to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., our associated company that is established under PRC law, in which we hold 29% of its equity interest;

"kA" are to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equal to 1,000 amperes;

"kWh" are to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

"Lanzhou Aluminum" are to Lanzhou Aluminum Co., Ltd., previously our associated company that was a joint stock limited company established under the PRC law, whose A Shares were traded on the Shanghai Stock Exchange. On April 24, 2007, we completed the merger of Lanzhou Aluminum by way of share exchange and Lanzhou Aluminum became our wholly-owned subsidiary. Its shares ceased to be traded on the Shanghai Stock Exchange. In June 2007, Lanzhou Aluminum was divided into two wholly-owned branches: Lanzhou branch and Northwest Aluminum Fabrication Plant, which are mainly engaged in producing primary aluminum products and fabricated aluminum products, respectively;

- iii -

"Listing Rules" are to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time);

"LME" are to the London Metal Exchange Limited;

"NYSE" are to New York Stock Exchange Inc.;

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

"Research Institute" are to Zhengzhou Research Institute, our wholly-owned branch mainly providing research and development services;

"RMB" are to Renminbi, the lawful currency of the PRC;

"NDRC" are to China National Development and Reform Commission;

"Northwest Aluminum" are to Northwest Aluminum Fabrication Plant, our wholly-owned branch;

"SASAC" are to State-owned Assets Supervision and Administration Commission of the State Council;

"Shandong Aluminum" are to Shandong Aluminum Industry Co., Limited, previously our majority owned subsidiary that was established under PRC law, whose A Shares were traded on the Shanghai Stock Exchange. On April 24, 2007, we completed the merger of Shandong Aluminum by way of share exchange and Shandong Aluminum became our wholly-owned subsidiary. Its shares ceased to be traded on the Shanghai Stock Exchange. In September 2007, Shandong Aluminum was changed into Shandong branch, our wholly-owned branch.

"Shanxi Coal" are to Shanxi Huatai Coal Co., Ltd., our subsidiary that is established under PRC law;

"Shanxi Huasheng" are to Shanxi Huasheng Aluminum Company Limited, our subsidiary that is established under PRC law;

"Shandong Huayu" are to Shandong Huayu Aluminum and Power Company Limited, our subsidiary that is established under PRC law;

"Shanxi Huaze" are to Shanxi Huaze Aluminum and Power Co., Limited, our subsidiary that is established under PRC law;

"Shanxi Zhangze" are to Shanxi Zhangzhe Electricity Company Limited, an entity established under PRC law;

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

"WTO" are to World Trade Organization; and

"Zunyi Aluminum" are to Zunyi Aluminum Company Limited, our subsidiary that is established under PRC law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required for filing this annual report.

- 1 -

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required for filing this annual report.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

Historical Financial Information

The following tables present our summary income statement data and cash flow data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007; and the summary balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007. The summary balance sheet data as of December 31, 2005, 2006 and 2007 and income statement and cash flow data for the years ended December 31, 2005, 2006 and 2007 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 2003, 2004 and 2005 and income statement and cash flow data for the years ended December 31, 2003 and 2004 have been derived from our historical financial statements as of and for such dates, which are not included in this annual report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with Hong Kong Financial Reporting Standards ("HKFRS" or "HKGAAP").

In accordance with HKFRS, as Chinalco exercised de facto and actual control over the Company and Baotou Aluminum before our acquisition of Baotou Aluminum, our acquisition of Baotou Aluminum qualifies as common control business combination, and merger accounting is applied. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. In contrast, the Company is not considered to be controlled by Chinalco for the application of generally accepted accounting principles in the United States ("U.S. GAAP") purpose. Hence, the acquisition of Baotou Aluminum is not a common control transaction and is accounted for under the purchase method by including the result of Baotou Aluminum only from the effective date of acquisition. For a reconciliation of our net income and equity under HK GAAP to U.S. GAAP, see Note 37 to our audited consolidated financial statements. For more information, please see "Item 5 - Operating and Financial Review and Prospects - U.S. GAAP Reconciliation".

Years Ended December 31

2003	2004	2005	2006	2007	2007

RMB	RMB	RMB	RMB	RMB	US$(3)

(in thousands, except per share and per ADS data)

- 2 -

INCOME STATEMENT DATA:

HK GAAP(1)

Revenue(2)	40,761,845	64,826,615	76,180,448	10,443,403
Cost of sales(2)	(27,876,729)	(43,930,699)	(57,197,509)	(7,841,075)

Gross profit(2)	12,795,116	20,895,916	18,982,939	2,602,328
Selling and distribution expenses	(785,642)	(1,027,875)	(1,186,974)	(162,720)
General and administrative expenses	(1,713,569)	(2,466,192)	(2,789,494)	(382,405)
Research and development expenses	(114,609)	(116,389)	(227,982)	(31,254)
Other gains, net(2)	32,159	382,261	130,757	17,925

Operating profit	10,213,455	17,667,721	14,909,246	2,043,874
Finance costs, net (2)	(358,170)	(637,236)	(738,456)	(101,233)

Operating profit after finance costs	9,855,285	17,030,485	14,170,790	1,942,641

- 3 -

Share of profits/(losses) of
jointly controlled entities	372	(11,419)	(3,381)	(463)
Share of profits of associates	25,201	105,177	241,945	33,168

Profit before income tax expense	9,880,858	17,124,243	14,409,354	1,975,346
Income tax expense	(2,510,051)	(4,410,674)	(2,780,430)	(381,163)

Profit for the year	7,370,807	12,713,569	11,628,924	1,594,183

Attributable to:
Equity holders of the Company	7,071,990	11,841,681	10,244,545	1,404,402
Minority interest	298,817	871,888	1,384,379	189,781

Dividends	2,364,673	2,190,177	4,131,749	566,412
Interim dividends per share	-	0.188	0.188	0.026
Interim dividends per ADS	-	4.700	4.700	0.644
Special dividends per share	-	-	0.013	0.002
Special Dividends per ADS	-	-	0.325	0.045
Final dividends per share	-	-	0.115	0.016
Final dividends per ADS	-	-	2.875	0.394
Proposed final dividends per share	0.214	-	0.053	0.007
Proposed final dividends per ADS	5.350	-	1.325	0.182
Basic and diluted net earnings per share	0.64	1.04	0.82	0.11

- 4 -

Basic and diluted earnings per ADS			16.00	25.88	20.47	2.81

U.S. GAAP

Operating income	5,368,520	9,214,004	10,271,179	17,270,379	14,203,729	1,947,157
Net income	3,797,175	6,622,916	7,229,167	11,726,471	9,899,628	1,357,118
Basic and diluted earnings per share	0.36	0.60	0.65	1.03	0.79	0.11
Basic and diluted earnings per ADS	9.04	15.00	16.36	25.63	19.78	2.71

Segment operating profit (loss):

HK GAAP

Alumina			10,283,932	13,858,508	8,165,970	1,119,454
Primary aluminum			462,212	5,001,310	7,421,662	1,017,419
Corporate and other services			(102,806)	(59,443)	(77,011)	(10,557)
Unallocated			(321,915)	(859,680)	(1,035,196)	(141,913)
Inter-segment elimination			(107,968)	(272,974)	433,821	59,471

Total operating income			10,213,455	17,667,721	14,909,246	2,043,874

- 5 -

As of December 31,

2003	2004	2005	2006	2007	2007
RMB	RMB	RMB	RMB	RMB	US$(3)

(in thousands)

BALANCE SHEET DATA

HK GAAP(1)

Bank balances and cash	7,815,108	12,983,061	7,802,907	1,069,683

Total current assets	18,137,801	27,122,878	26,210,644	3,593,157
Total non-current assets	44,451,038	54,818,876	68,127,718	9,339,472

Total assets	62,588,839	81,941,754	94,338,362	12,933,629

- 6 -

Total short-term loans
(including current portion of long-term loans)			4,581,754	6,523,003	5,308,662	727,752
Short-term bonds			1,970,840	4,985,111	3,051,471	418,319
Total long-term loans
(excluding current portion of long-term loans)			10,497,373	8,806,479	12,139,260	1,664,143
Long-term bonds			-	-	2,029,183	278,176
Net assets (excluding minority share)			35,443,296	49,266,562	61,016,769	8,364,649

U.S. GAAP

Total assets	33,244,024	47,260,826	55,525,980	76,004,936	104,778,483	14,363,840
Total long-term loans
(excluding current portion of long-term loans)	5,412,628	7,391,663	9,690,493	8,480,736	12,139,260	1,664,143
Long-term bonds	-	-	-	-	2,029,183	278,176
Net assets (excluding minority share)	16,634,499	25,436,606	30,720,995	42,283,082	68,447,456	9,383,304
Number of shares ('000)	10,499,900	11,040,835	11,049,876	11,649,876	13,524,488	13,524,488

Years Ended December 31,

2003	2004	2005	2006	2007	2007
RMB	RMB	RMB	RMB	RMB	US$(3)

- 7 -

(in thousands)

OTHER FINANCIAL DATA

HK GAAP(1)

Net cash generated from operating activities	8,704,203	14,147,403	10,177,126	1,395,156

Net cash used in investing activities	(9,428,319)	(10,708,453)	(7,187,942)	(985,380)

Net cash generated from / (used in)
financing activities	1,936,916	(1,270,997)	(5,265,403)	(721,821)

Capital expenditure
Alumina	5,312,913	3,462,875	4,634,932	635,392
Primary aluminum	3,620,966	8,567,329	12,507,291	1,714,596
Corporate and other services	124,811	120,286	493,746	67,687
Unallocated	129,623	682,054	497,954	68,263

Total capital expenditure	9,188,313	12,832,544	18,133,923	2,485,938
--------------------------------------------

(1)

The amounts as of December 31, 2005, 2006 and 2007 and for each of the years in the three-year ended December 31, 2007 are presented to reflect the acquisition of Baotou Aluminum under merger accounting method under HKFRS. The HKFRS information as of December 31, 2003 and 2004 and for each of the two years ended December 31, 2004 is omitted because such selected financial data cannot be provided on a restated basis without unreasonable effort.

- 8 -

(2)

Total other revenue of RMB70 million and RMB105 million, related costs of RMB17 million and RMB18 million and interest income of RMB89 million and RMB184 million were previously included in "general and administrative expenses" and "other gain, net" for the years ended December 31, 2005 and 2006, respectively. They were separately presented as part of total revenue, cost of sales and interest income (including in finance costs, net), respectively, in the consolidated income statement for the respective years end in annual report this year in order to conform to the current year presentation.

(3)

Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 to RMB7.2946 prevailing on December 31, 2007.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in Renminbi per U.S. dollar:

Noon Buying Rate

Period	Period End	Average(1)	High	Low

(expressed in RMB per US$)

2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2773	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December	7.2946	7.3680	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100

- 9 -

March	7.0120	7.0722	7.1110	7.0105
April	6.9870	7.0007	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June through June 20, 2008	6,8796	6,9129	6,9633	6,8700

(1)

Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 20, 2008, the non buying rate for Renminbi was U.S. dollar 1.00 = RMB6.8796

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

We are subject to various changing business, competitive, economic, political and social conditions in China as well as factors relating to the alumina and aluminum industry. These changing conditions and factors entail certain risks, which are described below:

*

We price our alumina and primary aluminum products by reference to international and domestic market prices, import cost of alumina and changes in supply and demand in the domestic market. Each of these factors may fluctuate beyond our control. Historically, the international market prices for alumina and primary aluminum products have been volatile. Because most of our costs are fixed and we may not be able to respond quickly to any sudden decrease in alumina or primary aluminum prices, any significant fluctuation in international market prices could materially and adversely affect our business, financial condition and results of operations.

*

Our plans to upgrade and expand our alumina and primary aluminum plants will require capital expenditure of approximately RMB20,600 million in 2008. See "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion". We may also need further funding for debt servicing, working capital, investments, potential acquisitions and joint ventures and other corporate requirements. We cannot assure you that cash generated from our operations will be sufficient to fund these development plans, or that our actual capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our ability to obtain external financing at reasonable costs is subject to a variety of uncertainties. Failure to obtain sufficient external funds for our development plans could adversely affect our business, financial condition and results of operations.

*

Our planned expansion, cost reduction and technology improvement projects could be delayed or adversely affected by, among other things, failure to receive required regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human and other resources constraints. Moreover, the actual costs involved in these projects may exceed those originally contemplated. Cost savings and other economic benefits expected from these projects may not materialize as a result of any project delay, cost overrun, or change in market conditions. Failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and results of operations.

*

Our business has grown rapidly. In order to manage our growth and increased scale of operations effectively, we must continue to implement and improve our operational, financial and management systems, continue to develop the managerial skills of our managers, and continue to train, motivate and manage our employees. Failure to manage our growth and expanded operations effectively could adversely affect our financial condition and results of operations.

*

We signed the Aurukun project development agreement with the Queensland State Government of Australia ("Queensland Government") on March 23, 2007. We also entered into a land use agreement with various indigenous peoples in respect of the Aurukun project on March 23, 2007. The Queensland Government officially issued the Aurukun bauxite exploration permit to the Company in September 2007. Further, to implement our international development strategy, we entered into a joint venture arrangement with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG) on May 9, 2008, according to which, a joint venture will be established in Saudi Arabia and will develop and operate a primary aluminum plant with a planned annual capacity of approximately one million tonnes and a self-owned power plant with a planned capacity of 1,860MW. As we are new to these overseas markets, we cannot assure you that our overseas expansion or investment will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment.

- 10 -

*

Our operations consume substantial amount of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from internal sources and external contracts, our results of operations may be materially adversely affected by the following factors:

*	significant increases in electricity costs; and

*

unavailability or shortage of electrical power or other energy sources, interruption of energy supply, or curtailment of the operation of one or more refineries or smelters due to our inability to extend energy contracts upon their expirations.

*

We face competition from both domestic and international primary aluminum producers. Our principal competitors in the primary aluminum business are domestic smelters, some of which are expanding their production capacities. These smelters pose competitive challenges to our primary aluminum operations in production costs, product quality and price. We also face increasing competition from international primary aluminum suppliers as China continues to open up its aluminum industry to international trade. As a result of China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina have been significantly reduced and may continue to be reduced. The standard tariff on imports of alumina into China was abolished on January 1, 2008. Intensified competition may result in reductions in our selling prices or sales volume and may have a material adverse effect on our financial condition and results of operations. If we are not successful in reducing our costs, or if we are unable to maintain or increase our current share of China's primary aluminum market, our financial condition, results of operations and profitability could be materially and adversely affected.

*

We rely heavily on coal as our energy and fuel source in our production process. As we significantly increase our production capacities, our consumption of coal will increase significantly accordingly. If our coal suppliers are not able to supply the amount of coal needed for our production due to general short supply of coal or lack of available railcars for transportation or any other reason, we may be forced to reduce our production output or suspend our production, which could materially adversely affect our financial condition and results of operation.

*

Bauxite is the most important raw material for alumina production. We obtain our bauxite from three major sources, including our own mines, jointly operated mines, and other suppliers. See "Item 4. Information on the Company - Business Overview - Business Operations - Alumina - Raw Materials - Bauxite". Each of these sourcing methods could affect the security or cost of our supply of bauxite. The price for bauxite has increased substantially in recent years due to the rapid expansion of alumina output in China which significantly increased the demand for bauxite. In 2007, the average domestic price of bauxite increased by 21.2%, while the average price of imported bauxite increased by 65.6% to RMB530 per tonne from RMB320 per tonne in 2006. If we cannot obtain a steady supply of key raw materials at a competitive price, which could materially adversely affect our financial condition and results of operations could be materially adversely affected.

*

The smelting of primary aluminum employs an electrolytic reduction process that requires large and continuous supply of electricity. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. If this occurs, our operations may be adversely affected.

*

Electricity cost is the principal production cost component of our primary aluminum production. In October 2007, the PRC government issued "Notice to Further Solutions to Differences in Electricity Rates", according to which, the preferential electricity prices previously enjoyed by Chinese primary aluminum enterprises were eliminated at the end of 2007. The implementation of this notice increased the costs of primary aluminum enterprises in China. If electricity prices increase but are not passed on to our customers, our operating margin, financial condition and results of operations could be materially adversely affected.

- 11 -

*

Our alumina products are mainly delivered by rail or truck, and our primary aluminum products are transported to our customers mostly by rail. If we are unable to make on-time delivery due to logistics and transportation problems, our results of operations may be adversely affected.

*

A main objective of our research and development projects is to develop new methods and new processes to improve the efficiency of extracting alumina from bauxite that has relatively low alumina-to-silica ratios. If China's supply of bauxite with high alumina-to-silica ratios declines, our failure to achieve technological improvements or to implement such improvements in commercial applications could impede our efforts to reduce unit production costs and to compete with major international producers.

*

The bauxite reserve data on which we base our production, revenue and expenditure plans are estimates that we have developed internally and may be inaccurate. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. If these estimates are inaccurate or the indicated tonnages are not recovered, our business, financial condition, and results of operations may be materially and adversely affected.

*

We rely on short-term borrowings to meet part of our financing needs. If we fail to achieve timely rollover, extension or refinancing of our short-term debts, we may be unable to meet our obligations in connection with debt servicing, accounts payable and/or other liabilities when they become due and payable. In addition, we may be exposed to changes in interest rates. If interest rates increase substantially, our results of operations could be adversely affected.

*

Our primary sources of funding are cash generated by operating activities, short-term and long-term bank borrowings, proceeds from shares offerings, and proceeds from short-term bond and long-term bond offerings. In 2007, we required our customers to make prepayments or deposits for purchases of alumina. The total amount of prepayments and deposits was approximately RMB1,053 million as of December 31, 2007. We have relied on prepayments and deposits received from customers as a source of liquidity. In the event that demand for our alumina declines significantly, we may not be able to require such prepayments and deposits from customers, in which case this source of liquidity may not be available to us.

*

Chinalco, a state-owned enterprise, as of December 31, 2007 owned 38.56% of our issued share capital and is our largest shareholder. The interest of Chinalco may conflict or even compete with our interest and that of our public shareholders. Chinalco may take actions that favor the interest of its subsidiaries, associates and other related entities over ours and that of our public shareholders. In addition, Chinalco and some of its subsidiaries and associates provide a range of services to us, including engineering and construction services, social services, land and property leasing and supply of raw and supplemental materials. Some of the services Chinalco provides to us, such as educational and medical care services for our employees, would be difficult to obtain from other sources. Our cost of operations may increase if Chinalco becomes unable to provide such services to us.

*

Chinalco has substantial financial obligations relating to the businesses, operations and personnel that it retained in the reorganization. While Chinalco generates significant operating revenue and receives government support, it may also rely on dividends received from us as a means of funding these obligations. Subject to the relevant provisions of the PRC Company Law and our Articles of Association, Chinalco may seek to influence our decision as to the amount of dividends we pay out in order to satisfy its cash flow requirements. Any increase in our dividend payout resulting from Chinalco's influence could reduce funds available for reinvestment in our businesses and thus may materially reduce our future financial strength and adversely affect our future results of operations.

*

Our alumina and primary aluminum production operations are subject to environmental protection laws and regulations in China, which impose such penalties as waste discharge fees, fines or closure of non-compliant plants. Each of our alumina and primary aluminum production plants has implemented a system to control its emissions and to oversee its compliance with PRC environmental regulations. However, the PRC government has taken steps, and may take additional steps, towards more rigorous enforcement of applicable laws, and/or adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce existing or new regulations in a more rigorous manner, we may be required to make additional environmental expenditures, which could have an materially adverse impact on our financial condition and results of operations.

*

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred by us as a result of major accidents or natural disasters may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

*

The licenses to mine bauxite in some of our bauxite mines have expired and lapsed. While we are seeking to renew those expired licenses, we may be subject to administrative fines for operating mines without a valid license, or we may be ordered to cease our mining operations all together until we obtain the renewed licenses. The failure to renew those expired mining licenses may adversely affect our financial condition and results of operations.

*

Our H Shares became a Hang Seng Index constituent stock on June 10, 2008, which may attract buying interests of so-called "Hang Seng Index funds" aiming to maintain their investment portfolio parallel to that of the Hang Seng Index. We have no control of the selection of the Hang Seng Index constituent stocks and may not be able to continue to maintain our H Shares as a Hang Seng Index constituent stock. If our H shares are deselected from the Hang Seng Index, the market's interests in investing in our H shares may correspondingly wane, and our share price may materially decline.

*

As of May 6, 2008, 2,500,684,890 A Shares that had previously been subject to a trading moratorium became available for trading on the Shanghai Stock Exchange. If all or a significant portion of these tradable shares are offered for sale on the Shanghai Stock Exchange, the A Share price may materially decrease due to the over-supply of the A Shares on the market.

*	We are also subject to a number of risks relating to the PRC, including the following:

*

The central and local PRC governments continue to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and characteristics of the industry by means of policies in respect of major project approvals, preferential treatments such as tax incentives and safety, environmental and quality control. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations or to maximize our profitability.

*

Under current PRC regulatory requirements, the construction of new alumina refineries, the expansions of primary aluminum plants and mining projects in excess of RMB500 million require the government approval. If any of our important projects necessary for our growth or cost reduction are not approved, or not approved in a timely manner, our financial condition and results of operations may be materially and adversely affected.

*

A significant portion of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

*

Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, had been based on rates set by the People's Bank of China, or PBOC, which had been set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, PBOC announced a reform of its exchange rate system and revalued the Renminbi. Under the reform, Renminbi is allowed to trade against a basket of foreign currencies. Since July 21, 2005 the Renminbi has appreciated 16.4% as of May 31, 2008. Any further appreciation of Renminbi in the future will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our account receivables denominated in foreign currencies, which may materially and adversely affect our financial condition and results of operations. On the other hand, any devaluation of Renminbi may adversely affect the value of, and dividends payable on, our H Shares and ADSs in foreign currencies since we receive our revenue and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi could increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

*

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China's system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of foreign jurisdiction. The relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. These uncertainties may create situations that are not favorable to us, which may materially adversely affect our financial conditions and results of operations.

See also "Item 4. Information on the Company - Business Overview", "Item 5. Operating and Financial Review and Prospects", "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions", "Item 8. Financial Information" and "Item 11. Quantitative and Qualitative Disclosures about Market Risks".

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

We were incorporated as a joint stock limited company under PRC laws on September 10, 2001 under the corporate name of . Our scope of business includes bauxite mining, production of alumina, primary aluminum and ancillary products, and provision of engineering services. Pursuant to a reorganization agreement effective as of July 1, 2001 among Chinalco, Guangxi Investment, Guizhou Development and our predecessor, as well as a mining rights agreement between Chinalco and us, substantially all of Chinalco's alumina and primary aluminum production operations, operations of a research institute, as well as mining operations and mining rights of bauxite mines and other related assets and liabilities were transferred to us upon our formation.

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

In 2007, we produced approximately 9,570,000 tonnes of alumina, representing a year-on-year increase of 8.38%, and approximately 1,020,000 tonnes of alumina chemical products, representing a year-on-year decrease of 7.27%. Our total alumina products represent approximately 39.2% of all alumina products manufactured in China during that year, making us the third largest producer of alumina in the world. The intra-company utilization ratio of alumina was increased to approximately 49.7% for 2007 from approximately 40.0% for 2006.

Our alumina production capacity has increased rapidly in the past few years. From 2002 to 2007, our annual alumina production capacity increased from 5,410,000 tonnes to approximately 10,200,000 tonnes.

We produced 2,800,000 tonnes of primary aluminum in 2007, which accounted for approximately 22.3% of China's domestic primary aluminum production for 2007. From 2002 to 2007, our annual primary aluminum production increased from 750,000 tonnes to 2,800,000 tonnes.

Our key operating assets include one subsidiary mainly engaged in mining bauxite products, four integrated alumina and primary aluminum production plants, two alumina refineries, one research institute and 12 primary aluminum smelters, including Jiaozuo Wanfang. Our Research Institute also provides products for commercial sales. Most of our refineries are located in reasonable proximity to abundant bauxite reserves and, as of December 31, 2007, had annual production capacities ranging from 850,000 to 2,217,000 tonnes. Our primary aluminum smelters had annual production capacities ranging from 56,000 to 412,000 tonnes as of December 31, 2007. Since December 31, 2004, all of our production facilities have been operated under the ISO9001:2000, OHSAS 18001:1999 and GB/T 28001-2001 standards.

Recent domestic developments

On April 24, 2007, we issued 1,236,731,739 A Shares by way of share exchange with the other shareholders of Shandong Aluminum and Lanzhou Aluminum, including providing cash alternative to those shareholders. This share exchange resulted in the merger of Shangdong Aluminum and Lanzhou Aluminum. This issuance was approved by the shareholders at an Extraordinary General Meeting held on February 27, 2007. This mergers optimized resource allocation, improved our corporate governance structure and upgraded our platform for capital operations.

On December 28, 2007, we issued 637,880,000 A Shares in exchange 100% equity interest in Baotou Aluminum. Baotou Aluminum had an annual production capacity of approximately 307,000 tonnes of aluminum as of December 31, 2007. Our acquisition of Baotou Aluminum reduced the business competition with our controlling shareholder Chinalco.

As approved at our 2008 Extraordinary General Meeting, we submitted to the China Beijing Equity Exchange on May 12, 2008 the application to acquire 100% of the equity interest in Lanzhou Liancheng Longxing Aluminum Company Limited, 100% of the equity interest in Chinalco Southwest Aluminum Cold Rolling Company Limited, 84.02% of the equity interest in Chinalco Henan Aluminum Company Limited, 75% of the equity interest in Chinalco Ruimin Company Limited, 60% of the equity interest in Chinalco Southwest Aluminum Company Limited and 56.86% of the equity interest in Huaxi Aluminum Company Limited from Aluminum Corporation of China and China Nonferrous Metals Processing Technology Company Limited ("Transferors"). The equity interests of the above companies are listed on the China Beijing Equity Exchange for bidding at a consideration of RMB4,175 million. On May 13, 2008, we received the confirmation from the China Beijing Equity Exchange and became the ultimate transferee of the above equity interests. On May 21, 2008, we entered into an acquisition agreement with Transferors for the acquisition of the equity interests of the above companies. The acquisition was complete in early June 2008.

On June 20, 2008 the Company announced that based on the initial calculation on its financial information for the first half of 2008 in accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC, the net profit (attributable to the equity holders of the Company) for the six months from January 1, 2008 to June 30, 2008 was forecast to decrease by over 50% as compared with the same period last year. For comparison purpose, the audited net profit and earnings per share under PRC GAAP for the first half of 2007 were RMB6.397 billion and RMB0.53, respectively. The Company's announcement was made pursuant to PRC laws governing the listing of it's A Shares on the Shanghai Stock Exchange.

The following sets forth those of our plants acquired or newly established in 2007 that are either currently in operation or under construction:

Plants in operation	Principal products

Baotou Aluminum	aluminum product
Northwest Aluminum	fabricated aluminum products
Lanzhou branch	aluminum products

Plant under construction	Principal products

Chalco Nanhai	fabricated aluminum products

Recent overseas development

To secure our bauxite supply, we continued to participate in overseas development projects in 2007. On March 23, 2007 we signed the Aurukun Project development agreement with the Queensland State Government of Australia ("Queensland Government") and entered into land use agreements with various indigenous peoples in respect of the Aurukun project. The Queensland Government officially issued the Aurukun bauxite exploration permit to us in September 2007 . We commenced the feasibility study in the fourth quarter of 2007, and we have selected a principal contractor for the Aurukun project through bidding. See "Business Overview - Raw Materials - Alumina".

On October 3, 2007, we entered into a MOU to jointly construct a primary aluminum plant in Saudi Arabia with an annual capacity of one million tonnes with the Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG). On November 24, 2007, the parties to the MOU have officially entered into a Cooperation Framework Agreement and received the project permit issued by the Saudi Arabia General Investment Authority. The Cooperation Framework Agreement also provides that the project will utilize our technologies and major equipment manufactured in China. On May 9, 2008, we entered into a joint venture arrangement with MMC and SBG, according to which, the joint venture will be established in Saudi Arabia and develop and operate a primary aluminum plant with a planned annual capacity of approximately one million tonnes as well as a self-owned power plant with a planned capacity of 1,860MW. We proposed to hold 40% and 20% equity interest in the primary aluminum plant and self-owned power plant respectively. The project is located in an area with abundant low-cost energy supplies including heavy crude oil for generating electricity, where primary aluminum can be produced at a competitive cost. We commenced the feasibility study in early 2008.

Our capital expenditures in 2005, 2006 and 2007 were RMB9,188 million, RMB12,833 million and RMB18,134 million, respectively. We currently expect our capital expenditures to be approximately RMB20,600 million in 2008. For details of our capital expenditures and our future plan, please see "Our Expansion and Profit Improvement Plan" and "Item 5 -Operating and Financial Review and Prospects - Capital Expenditures and Capital Commitments".

Our principal executive office is currently located at No. 62 North Xizhimen Street, Haidian District, Beijing, 100082, People's Republic of China. Our contact telephone number is (86)10 8229 8103. Our website is www.chalco.com.cn. Information on our website does not constitute part of this annual report.

Strategic Investor

We and Alcoa agreed in 2001 to develop a long-term strategic relationship. The key components of this relationship involved an investment by Alcoa in our Company and the formation of a joint venture company, Guangxi Pingguo Joint Venture, between Alcoa and us, to own and operate our Pingguo facilities. We entered into a strategic investor subscription agreement and a memorandum of understanding for the establishment of the joint venture with Alcoa in 2001. However, we did not enter into any formal joint venture agreement with Alcoa as of December 31, 2007.

On September 13, 2007 Alcoa sold its equity interest in our Company and ceased to be our strategic investor.

Our Initial Public Offering of H Shares and Subsequent Additional Issuances

*

In December 2001 we completed our global initial public offering in which 2,749,889,968 H Shares were listed on the main board of the Hong Kong Stock Exchange (stock code 02600), and 409,646,400 H Shares in the form of ADSs were sold in the United States and listed on the NYSE under the symbol "ACH".

*	On January 6, 2004, we placed 549,976,000 additional H Shares pursuant to Regulation S of the U.S. Securities Act of 1933. The net proceeds amounted to RMB3,251 million.

*

On May 9, 2006, we placed 644,100,000 H Shares in the share capital of our Company . The net proceeds from the placement amounted to HK$4,248 million (equivalent to RMB4,391 million). The placing shares were listed on the Hong Kong Stock Exchange on May 19, 2006.

Issuance of A Shares

*

On April 24, 2007, we issued 1,236,731,739 domestically listed Renminbi-denominated ordinary shares ("A Shares") by way of share exchange with the other shareholders of Shandong Aluminum and Lanzhou Aluminum, including those offering cash alternative to these shareholders. This issuance was approved by the shareholders at the Extraordinary General Meeting held on February 27, 2007. Since all issued shares were exchanged and distributed to shareholders of Shandong Aluminum and Lanzhou Aluminum, we did not receive any proceeds through the issuance. The A Shares trading on the Shanghai Stock Exchange commenced on April 30, 2007. Our total share capital increased to 12,886,607,892 shares, comprising 7,794,564,567 restricted A Shares, 1,148,077,357 unrestricted A Shares and 3,943,965,968 H Shares. Chinalco's equity interest in us was diluted from 39.59% to 35.79% as a result of the A Shares issuance. At the same time, China Orient transferred all of its equity interest in us to Chinalco and ceased to be our shareholder. Chinalco's equity interest in us increased to 40.46% as a result of the transfer.

- 18 -

*

On December 28, 2007, we issued 637,880,000 A Shares in exchange for 100% share equity of Baotou Aluminum after obtaining shareholders' approval at our Extraordinary General Meeting held on October 12, 2007 and the approval of the CSRC on December 7, 2007. Since all issued shares were exchanged and distributed to the shareholders of Baotou Aluminum, we did not receive any funds through this issuance. Our total share capital increased to 13,524,487,892 shares, comprising 8,149,901,935 restricted A Shares, 1,430,619,989 unrestricted A Shares and 3,943,965,968 H Shares. Chinalco's equity interest in us was diluted to 38.56% as a result of this issuance.

As of June 23, 2008, due to the expiration of the trading moratorium of 2,500,684,890 shares of our restricted A Shares on May 6, 2008, our total share capital of 13,524,487,892 ordinary shares comprised 5,649,217,045 restricted A Shares, 3,931,304,879 unrestricted A shares, and 3,943,965,968 H Shares. Chinalco's equity interest in us remained 38.56%.

BUSINESS OVERVIEW

Our Principal Products

We manage our operations according to our two principal business segments: alumina and primary aluminum. Our alumina segment includes the production and sale of our alumina-related products, namely, alumina and alumina chemical products, including alumina hydrate, alumina-based industrial chemical products and gallium. Our primary aluminum segment includes the production and sale of our primary aluminum-related products, namely, primary aluminum (including both ingots and other primary aluminum products) and carbon products. External sales of our alumina and primary aluminum segments accounted for approximately 27.3% and 70.5%, respectively, of our total revenue in 2007. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a key raw material for aluminum fabrication.

Our alumina segment products consist primarily of alumina, which accounted for approximately 93.8% of our total alumina segment output based on total production volume in 2007. Other alumina segment products consist primarily of alumina chemical products, which are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce small amount of gallium, which is a related product and a high-value rare metal with special usage in the electronics and telecommunications industries.

Our most important primary aluminum product is ingots, which accounted for approximately 82.9% of our total primary aluminum output in 2007. Our standard ingots are 20-kilogram remelt ingots used for general aluminum fabrication primarily for the automotive, construction, power and consumer goods industries. In addition, we also produce high value-added and high profit margin primary aluminum products, such as electrical aluminum and aluminum alloys used for special industrial applications. In 2007, we continued to adjust our product mix and increased the production of high value-added primary aluminum such as aluminum alloys by approximately 44.9% from 2006 to capture the higher profit margin of such products. Our primary aluminum plants also produce carbon products (principally carbon anodes and cathodes) used in smelting operations.

The carbon we produce supplies substantially all of the carbon products required for our smelters. We also sell some of our carbon products to external smelters.

We began to recycle scrap materials for our primary aluminum production in 2003. In 2007 our Shandong branch used recycled materials to produce approximately 74,000 tonnes of primary aluminum products. At present, only our Shandong branch has the capability to produce primary aluminum products from recycled materials.

Our Production Capacity

The following table sets forth the production capacity of alumina and primary aluminum for each of our plants as of December 31, 2007:

Production Capacity
as of December 31, 2007

Plant	Alumina	Primary Aluminum

(in thousand tonnes) (1)

Guangxi branch	850.0	139.5
Zhongzhou branch	1,830.0	-
Qinghai branch	-	367.0
Shanxi branch	2,217.0	-
Guizhou branch	1,200.0	403.7
Henan branch	2,050.0	56.0
Shandong branch	1,500.0	75.0
Shanxi Huaze	-	280.0
Lanzhou branch(2)	-	428.0
Shanxi Huasheng	-	220.0
Fushun Aluminum	-	140.0
Jiaozuo Wanfang(3)	-	412.0
Zunyi Aluminum	-	110.0
Shandong Huayu	-	100.0

Gansu Hualu	-	140.0
Baotou Aluminum(4)	-	307.0
Guangxi Huayin	530.0	-
Research Institute	20.0	18.0

Total	10,197.0	3,196.2

(1)

Our production capacity takes into account designed capacity and subsequent modifications. Designed capacity is based on various assumptions including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

(2)

On April 24, 2007, we completed the merger of Lanzhou Aluminum by way of share exchange and Lanzhou Aluminum became our wholly-owned subsidiary. In June 2007, Lanzhou Aluminum was divided into two wholly-owned branches: Lanzhou branch and Northwest Aluminum.

(3)

Jiaozuo Wanfang is our associated company of which we own a 29% equity interest. Its results of operations are not consolidated into our financial statements. Production capacity presented above represents 100% of Jiaozuo Wanfang's smelting capacity. See Note 10(b) to our audited consolidated financial statements.

(4)	After our A Shares issuance and exchange on December 28, 2007, Baotou Aluminum became our wholly-owned subsidiary.

The following table sets forth, for the periods indicated, information relating to our production volumes of the alumina segment and primary aluminum segment products:

Years Ended December 31

Production Volume by Product	2005	2006	2007

(in thousand tonnes, except Gallium)

Alumina segment
Alumina	7,181.0	8,830.0	9,573.0
Alumina chemical products	937.0	1,100.0	1,023.0
Gallium (in tonnes)	22.2	25.5	33.2
Primary aluminum segment
Primary aluminum (1)(2)(3)	1,051.6	1,930.0	2,801.0
Carbon	672.0	1,060.0	1,291.7

- 21 -

-----------------------------------------------

(1)	Including ingots and other primary aluminum products.

(2)

Jiaozuo Wanfang is our associated company of which we own 29% of its equity interest. Its results of operations are not consolidated into our financial statements. Production volumes for 2007 presented above include the 328,800 tonnes of Jiaozuo Wanfang which represented 100% of its production volumes. See Note 10(b) to our audited consolidated financial statements.

(3)

On December 28, 2007, Baotou Aluminum became our wholly-owned subsidiary. Before December 28, 2007, we owned no interest in Baotou Aluminum. Therefore, the production volumes of Baotou Aluminum were not included in our production volumes for 2007.

Production Process

Alumina

Alumina is produced from bauxite, an aluminum-bearing ore, through a chemical refining process. The production process to be used for producing alumina is determined by the mineral composition of the bauxite used. The production process generally includes the sintering process, the Bayer process, the hybrid Bayer-sintering process or the ore-dressing Bayer process. Most of the bauxite found in China is diasporite bauxite with high alumina content and high silica content, resulting in low alumina-to-silica ratios. The Bayer process cannot efficiently refine such bauxite unless the alumina-to-silica ratio of the bauxite is sufficiently increased prior to refining. Refining low alumina-to-silica ratio bauxite generally requires the use of either the sintering process or the hybrid Bayer-sintering process, and we have developed and improved the process, which enables us to process diasporite bauxite that is generally found in China efficiently.

Primary Aluminum

Primary aluminum is made from alumina through a smelting process using electrolytic reduction. The electrolytic process takes place in a reduction cell, or "pot", a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into molds to produce foundry ingots, or further refined to form fabricating ingots. Most of the primary aluminum we produce is in the form of ingots.

The two methods commonly used to produce primary aluminum are the "pre-bake" reduction process and the "Soderberg" reduction process. Most modern aluminum production facilities adopt the pre-bake reduction. As of December 31, 2007, all of our primary aluminum capacity used pre-bake anode reduction pot-lines. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where the pollutants can be contained. The cells themselves are enclosed with removable panels, so that the waste gases produced can be extracted using large exhaust fans. These gases are then treated and purified to reduce emissions of dust and fluoride to acceptable levels regulated by State Environmental Protection Agencies.

Production Facilities

Alumina

We operate seven main alumina production facilities. Four of these seven refinery plants are integrated with primary aluminum smelting operations. Our total designed annual production capacity for alumina products was approximately 10,197,000 tonnes as of December 31, 2007. In 2007, our actual production of alumina products was approximately 9,570,000 tonnes of alumina and approximately 1,020,000 tonnes of alumina chemical products. In 2007, we supplied approximately 4,760,000 tonnes of alumina to our own smelters, and sold the remaining products to other domestic smelters. All of our alumina chemical products in the alumina segment we produced in 2007 were sold externally, either domestically or overseas for use in chemical, pharmaceutical and other industries.

As of December 31, 2007, Guangxi Huayin was a jointly controlled entity in which we held a 33% equity interest and we were the third largest equity holder of Guangxi Huayin. Therefore, the results of operations of Guangxi Huayin were not consolidated into our audited financial statements in 2007. See Note 10(a) to our audited consolidated financial statements. In addition, Guangxi Huayin's production volumes were not included in our production volumes for 2007.

The following table sets forth the designed annual production capacity, alumina production output, alumina chemical products production output and the utilization rate of each of our alumina refineries and our Research Institute as of December 31, 2007.

As of December 31, 2007
Alumina
Designed		Chemical
Annual	Alumina	Products
Production	Production	Production	Utilization	Production
Capacity (1)	Output	Output	Rate (2) (%)	Process
(in thousand tonnes, except percentages)

Shanxi branch(3)	2,217.0	2,219.3	19.5	101.2	Hybrid Bayer-sintering
Henan branch(3)	2,050.0	2,302.5	59.1	114.2	Hybrid Bayer-sintering
Shandong branch(3)	1,500.0	1,129.7	674.6	101.5	Sintering
Guizhou branch	1,200.0	1,083.9	10.2	90.9	Hybrid Bayer-sintering
Zhongzhou branch(3)	1,830.0	1,896.3	179.6	110.0	Sintering and Bayer
Guangxi branch(3)	850.0	941.6	36.2	113.5	Bayer
Guangxi Huayin(4)	530.0	-	-	-	Bayer
Research Institute(3)(5)	20.0	-	43.3	122.0	Bayer

Total	10,197.0	9,573.3	1,022.5	100.0

(1)

Our production capacity takes into account designed capacity and subsequent modifications. Capacity is based on various assumptions, including down time for ordinary maintenance and repairs and assumptions as to the ore grade of bauxite used.

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

(3)	Due to the technology upgrading of each refinery, our production capacity now exceeds our originally designed production capacity.

(4)	The Designed Annual Production Capacity represents the capacity calculated in proportion to our equity interest in the minority-owned company.

(5)

The alumina chemical products production facilities of our Research Institute are test facilities for research and development purposes. These products are sold commercially, and such sales are included in our total revenue.

Overseas investment

To secure future bauxite and alumina supply, we have pursued an investment opportunity in Australia.

On September 15, 2006, we were selected. On March 23, 2007, we signed the Aurukun Project development agreement with the Queensland Government and entered into land use agreements with various indigeneous peoples. The Queensland Government officially issued the Aurukun bauxite exploration permit to the Company in September 2007. We have selected the principal contractor for the Aurukun project through a bidding process. The alumina production capacity of this project is expected to reach 2,100,000 tonnes per annum.

Primary Aluminum

We operate 14 major primary aluminum production facilities located in nine provinces in China. Four of these 14 smelter plants are integrated with alumina refining operations and are self-sufficient with respect to alumina supply. In addition, our Research Institute also operates a test plant that produces primary aluminum in connection with its research and development.

The total annual production capacity for primary aluminum products of all 14 of our major primary aluminum production facilities, including four integrated alumina and primary aluminum production plants, Jiaozuo Wanfang, and our Research Institute in 2007 was 3,196,200 tonnes. In 2007, we, including

Jiaozuo Wanfang, produced approximately 2,801,000 tonnes of primary aluminum. Jiaozuo Wanfang, however, as of December 31, 2007, was our associated company and we owned 29% of its equity interest. The results of operations of Jiaozuo Wanfang are not included in our consolidated audited financial statements. See Note 10(b) to our audited consolidated financial statements.

The following table sets forth the designed annual production capacity, output of primarily aluminum products, the utilization rate and the smelting equipment used in each of our aluminum smelters and our Research Institute as of December 31, 2007:

As of December 31, 2007
	Production	Aluminum	Utilization
Plant	Capacity(1)	Output	Rate (2) (%)	Smelting Equipment
(in thousand tonnes, except percentages)

Baotou Aluminum(3)	307.0	-	-	135kA, 200kA & 240kA pre-bake
Fushun Aluminum	140.0	119.0	85.0	200 kA pre-bake
Gansu Hualu	140.0	132.5	94.6	160 kA & 210kA pre-bake
Guangxi branch	139.5	151.1	108.3	160kA &320kA pre-bake
Guizhou branch	403.7	437.4	108.3	160 kA,186kA & 230kA pre-bake
Henan branch	56.0	57.7	103.0	85kA pre-bake
Jiaozuo Wanfang(4) (5)	412.0	328.8	79.8	280 kA pre-bake
Lanzhou branch(5)	428.0	256.7	60.0	75kA, 200kA & 350 kA pre-bake
Qinghai branch	367.0	395.1	107.7	160kA & 200kA pre-bake
Research Institute(6)	18.0	21.0	116.7	140 kA & 280kA pre-bake
Shandong Huayu	100.0	108.0	108.0	240 kA pre-bake
Shandong branch	75.0	152.8	203.7	85kA pre-bake
Shanxi Huasheng	220.0	228.6	103.9	300 kA pre-bake
Shanxi Huaze	280.0	289.0	103.2	300kA pre-bake
Zunyi Aluminum	110.0	110.0	100.0	200 kA pre-bake
Others	-	13.4	-	-

Total	3,196.2	2,801.2	87.6

(1)	Production capacity takes into account designed capacity, subsequent modifications and down time for ordinary maintenance and repairs. Our production capacity includes new projects completed in 2007.

(2)	The capacity utilization rate is determined by dividing the production output of a particular plant by that plant's production capacity.

(3)	On December 28, 2007, Baotou Aluminum became our wholly-owned subsidiary. However, its production volumes were not included in our production volumes for 2007.

(4)

As of December 31, 2007, Jiaozuo Wanfang was our associated company. We owned 29% of its equity interest. The results of operations of Jiaozuo Wanfang were not included in our consolidated audited financial statements. See Note 10(b) to our audited consolidated financial statements. Since we exercise significant influence over Jiaozuo Wanfang, 100% of its designed annual production capacity and production volume are included in the table above.

(5)	Construction for upgrading these facilities for Lanzhou branch and Jiaozuo Wanfang were completed at the end of 2007.

(6)

The primary aluminum production facilities of our Research Institute are experimental facilities for research and development purposes. Primary aluminum produced at this smelter is sold commercially, and such sales are included in our total revenue.

Overseas Development

To implement our international development strategy, we initiated a research program on overseas development projects in 2004. On October 3, 2007, we entered into a memorandum of understandy ("MOU") to jointly construct a primary aluminum plant in Saudi Arabia with an annual capacity of one million tonnes with the MMC and SBG. On November 24, 2007, the parties to the MOU officially entered into a cooperation framework agreement and received the project permit issued by the Saudi Arabia General Investment Authority. The cooperation framework agreement provides that the project will utilize our technologies and major equipment manufactured in China. On May 9, 2008, we entered into a joint venture arrangement with MMC and SBG, according to which, the joint venture will be established in Saudi Arabia and will develop and operate a primary aluminum plant with a planned annual capacity of approximately one million tonnes as well as a self-owned power plant with a planned capacity of 1,860MW. We will hold 40% and 20% equity interest in the primary aluminum plant and self-owned power plant respectively, and as a result, will become the largest shareholder in the aluminum project and the smallest shareholder in the self-owned power plant. The project is located in an area with abundant low-cost energy supplies including heavy crude oil for generating electricity, where primary aluminum can be produced at a competitive cost. We commenced the feasibility study in early 2008.

Raw Materials

Alumina

Bauxite is the principal raw material for the production of alumina. Most of the bauxite in China is AL2O3.H2O mineral, which is an uncommon kind of mineral in other parts of the world, where AL2O3.3H2O is prevailing. Aluminum deposits run through a broad area in central China and are especially abundant in the southern and northern parts of central China. The largest aluminum deposit lies in Shanxi Province.

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

The thickness and quality of deposits vary with locations. Quality is usually consistent in smooth sections but changes sharply in karst "billabong" terrain. The level of hardness of minerals also varies. A sequence that includes a seam of hard bauxite of fine quality in the middle and soft bauxite of inferior quality on the bottom and top seams is common in deposits.

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

The systematic and accurate method of test boring, inspection pit, trial trench, density, tonnage analysis and calculation applied to the geological work of bauxite in China is an appropriate method to analyze these types of deposits.

On average, our refineries consume approximately 2.0 tonnes of bauxite to produce one tonne of alumina. We used approximately 15,800,000 tonnes,18,760,000 tonnes and 20,242,900 of bauxite in our alumina production in 2005, 2006 and 2007, respectively. In 2007, bauxite cost represented approximately 25.5%, as compared to 23.0% in 2006 of our per unit alumina production costs.

Supply. The predominant use of bauxite is for alumina production. Except for our Shandong branch, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to save transportation costs. We procure our bauxite supply principally from three sources:

*	our own bauxite mining operations;

*	jointly operated mines; and

*	purchases from other suppliers, which principally include small independent mines and, to a lesser extent, imports.

We purchase bauxite from a number of suppliers. We are not dependent on any single supplier or a small group of suppliers for our bauxite requirements. We endeavor to explore new bauxite reserves and streamline our bauxite procurement system to support the growth of our alumina production. In 2007 we had three new stopes in three of our mines. In addition, we have one new jointly-operated mine. In 2007, we also acquired full ownership in three jointly owned mines.

The combined production of our own mines and jointly operated mines was 8,521,800 tonnes in 2007, representing a decrease of 3.44% compared to the production volume in 2006.

The following table sets forth, for the periods indicated, the proportion of our bauxite requirements supplied by our three sources:

Years Ended December 31,
2005	2006	2007
	Percentage of		Percentage of		Percentage of
Total	our total	Total	Our Total	Total	our Total
Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply
	(%)		(%)		(%)

(in thousand	(in thousand	(in thousand
tonnes)	tonnes)	tonnes)

Our owned mines	2,988.1	18.9	4,115.3	21.4	4,770.2	20.3
Jointly operated mines	3,854.8	24.4	4,710.3	24.6	3,751.6	15.9
Other suppliers	8,949.6	56.7	10,343.4	54.0	15,015.8	63.8

Total	15,792.5	100%	19,169.0	100%	23,537.6	100%

The total designed annual production capacity of our own mines was 5.3 million tonnes, and the total bauxite production in 2007 was approximately 4.8 million tonnes. All of our mines are accessible via railroads or highways.

Owned Mines. We currently own 10 open-pit mines. As of December 31, 2007, these mines had approximately 211.2 million tonnes of aggregate proven and probable bauxite reserves as such terms are defined by the SEC. This amount of bauxite reserves would be sufficient to sustain our mining operations in excess of 30 years assuming an annual mining output of 5,000,000 tonnes. As none of our mines produce bauxite for external sales, we are assured of full access to the bauxite produced by our own mines. In 2007, we sourced approximately 20.3 % of our bauxite from mines that we own and operate. In order to obtain or retain the title to mines, we are required to comply with mining qualifications approved by the relevant Chinese authorities and pay an annual fee in amount of RMB1,000 per km2.

For the three years from 2005 to 2007, our own mines produced bauxite of 2,988,100 tonnes, 4,115,300 tonnes and 4,770,200 tonnes, representing 18.9%, 21.4% and 20.3% of the demand from our alumina production, respectively. The following table sets forth information regarding ownership, mining methods and license renewal dates for our own mines as of December 31, 2007:

Branch/Subsidiary	Mine	Stope	Location	Nature of ownership	Mining Method	License Renewal Date

Guangxi	Pingguo Mine	Xuduo	Baise, Guangxi Zhuang Autonomous Zone	100% owned and operated by Chalco	Open pit	September 2031

Guizhou	No.1 Mine	Xiaoshanba	Guiyang, Guizhou Province	100% owned and operated by Chalco	Open pit	September 2031
	No.2 Mine	Chang Chong he	Guiyang, Guizhou Province	100% owned and operated by Chalco	Open pit	September 2031
		Yanlong, LinDai			Open pit	September 2031
		Maiba			Underground	October 2024
		Tanguanyao			Open pit / Underground	September 2016
		Boduhe			Underground	September 2008

Shanxi	Xiaoyi Mine	Ke'e	Lvliang, Shanxi Province	100% owned and operated by Chalco	Open pit	September 2031
		Xihedi			Open pit	September 2031
		Xiangwang			Open pit	June 2008
		Chaicang			Open pit	May 2008

Chalco Mining	Mianchi Mine	Guangou	Sanmenxia, Henan Province	100% owned and operated by Chalco	Open pit	October 2031
		Jiajiawaxi			Underground	April 2015
		Xiangcaiwa			Open pit / Underground	November 2006
	Luoyang Mine	Jiagou, Zhangyaoyuan	Luoyang, Henan Province	100% owned and operated by Chalco	Open pit	October 2031
		Liangwa			Underground	June 2015
		Qingshigou			Open pit	March 2008
	Xiaoguan Mine	Chadian, Zhulingou	Zhengzhou, Henan Province	100% owned and operated by Chalco	Open pit	October 2031
		Gongyi			Underground	January 2011
		Changtong			Open pit / Underground	July 2014
		Jiagou			Open pit / Underground	February 2017
	Sanmenxia	Duancun	Sanmenxia, Henan Province	100% owned and operated by Chalco	Open pit	April 2016
		Leigou			Underground	August 2023

Shandong	Yangquan Mine	Shantounan	Yangquan, Shanxi Province	100% owned and operated by Chalco	Open pit	September 2031
		Baijiazhuang			Open pit	September 2026
		Baiquan			Open pit / Underground	December 2009

Chongqing	Nanchuan Mine	Chuantongwan	Nanchuan, Chongqing City	100% owned and operated by Chalco	Underground	November 2016
		Huihe			Underground	November 2016
		Datu			Underground	November 2026
		Dafoyan			Underground	December 2022

The respective terms of the mining rights permits are the shorter of the estimated working life of the mine and 30 years beginning 2001. We are required to obtain mining rights permits to operate mining services. According to PRC laws and regulations, to obtain mining rights permits, a mine owner must first prepare exploration reports of the mine and then submit those reports as part of an application to the local government for approval. If an applicant for mining rights permits is not the owner of a mine, the applicant must first enter into an agreement with the mine owner, and then follow the foregoing procedures. The development license is subject to renewal on a regular basis. In addition to mining rights permits, in order to operate these mines, we are required to have land use rights on the land relating to these mines. We lease land use rights relating to all these mines from Chinalco pursuant to a land use rights leasing agreement that we entered into upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as eight years. All of our land use rights leases end on the expiry date of the mining rights or the end of the actual mine life, whichever is earlier. Both the land use rights and their leases are renewable.

The following table sets forth the specified details about our own mines.

Total
Branch/Subsidiary	Mine	Area	Reserves	Average Grade (%)	Ratio of
		(km2)	(million tonnes)	Al2O3	SiO2	Average A/S(1)

Chalco Mining	Mianchi, Luoyang, Xiaoguan, Sanmenxia	52.18	68.8	63.51	11.88	5.35

Guangxi	Pingguo	136.04	83.9	57.19	4.89	11.70

Guizhou	No.1, No. 2	23.93	32.5	65.72	10.33	6.36

Shanxi	Xiaoyi	8.88	23.6	64.21	12.36	5.20

Shandong	Yangquan	3.19	0.5	60.78	11.70	5.20

Chongqing	Nanchuan(2)	20.98	2.0	63.01	11.64	5.42

Total (average)		245.2	211.3	61.41	8.91	6.89

By reserve type

Proven reserve			65.2	63.46	9.72	6.53

Probable reserve			146.1	60.49	8.56	7.07

Total (average) reserves			211.3	61.41	8.91	6.89

(1)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

(2)	As of December 31, 2007, Nanchuan mine was still under construction.

Jointly Operated Mines. We currently jointly operate 16 bauxite mines. Jointly operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. As of December 31, 2007, we had obtained mining rights certificates for all of our 16 jointly operated mines. To better utilize our resources and reduce costs, we currently manage our jointly-operated mines using one of the following three methods: (i) establishing joint ventures with other companies to invest in and share resources; (ii) providing mining technology or other resources to companies with local mines in return for exclusive purchase rights to the bauxite ores; or (iii) contracting with local companies for their mining services to operate mines owned by us.

In the years ended December 31, 2005, 2006 and 2007, our jointly-operated mines produced bauxite of 3,854,800 tonnes, 4,710,300 tonnes and 3,751,600, representing 24.4% increase, 24.6% increase and 15.9% decrease of the demand from our alumina production, respectively. The following table sets forth ownership and operator data as well as information on mining methods and license renewal dates for our jointly operated mines as of December 31, 2007:

				Mining	License
Branch/Subsidiary	Mine	Location	Name of Joint Operator	Method	Renewal Date	Material Terms

Guizhou	Goujiang	Zunyi, Guizhou Province	Guojiang Economic Development Mining Co., Ltd.	Open pit	August 2011

This mine is 100% owned by Guojiang Economic Development Mining Co., Ltd. We provide mining services in return for the exclusive purchase rights to the mined bauxite for a period of 10 years starting from 1998.

	Maige	Guiyang, Guizhou Province	n/a(1)	Open pit	October 2012	This mine is 100% owned and operated by Qingzhen City Xinfeng Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2000.
	Zhijin	Bijie, Guizhou Province	n/a(1)	Open pit	September 2005	This mine is 100% owned and operated by Guizhou Chengjin Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2001.
	Tuanxi	Zunyi, Guizhou Province	n/a(1)	Open pit	May 2009	This mine is 100% owned by Qingzhen City Xingwang Mining Co., Ltd. We possess the exclusive purchase rights of the mined bauxite for 30 years starting from 2003.

Shanxi	Wenquan Town	Lvliang, Shanxi Province	n/a(1)	Open pit	April 2007	We are the sole owner of these mines and are
	Shangtan	Changzhi, Shanxi Province	n/a(1)	Open pit	December 2009	conducting research on the
	Yangpo	Changzhi, Shanxi Province	n/a(1)	Open pit	July 2008	development plan of these mines
	Shaping	Changzhi, Shanxi Province	n/a(1)	Open pit	January 2010	and searching for operators for
	Jindui	Guxian Jindui, Shanxi Province	n/a(1)	Open pit	January 2010	future development.
	Shicao	Luofan Shicao, Shanxi Province	n/a(1)	Open pit	August 2008	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
	Nanpo	Yangcheng Nanpo, Shanxi Province	n/a(1)	Open pit	July 2010	We fully own these mines and are conducting research on the development plan of these mines and searching for operators for future development.
	Sunjiata	Lin Xian Company	n/a(1)	Underground	December 2009	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.

Chalco Mining	Shanchuan	Zhengzhou, Henan Province	n/a(1)	Open pit	November 2008	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
	Jiyuan	Yuxiang mining Co. Ltd.	Shandong Alumina Corporation	Open pit	October 2011	We are the sole owner of this mine and have contracted with Yuxiang Mining Co. Ltd. for its provision of mining services.

Shandong	Yuanping	Xinzhou, Shanxi Province	Yuanpinggao Alumina mine	Open pit / Underground	December 2007	We established a joint venture with Yuanpinggao Alumina mine, in which we hold 51% equity interest.
	Dayu	Yangquan, Shanxi Province	n/a(1)	Open pit	June 2007	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.

(1)	We have decided to cooperate with other parties to undertake the mining operations in these mines. However, as of December 31, 2007, we had not confirmed any party for such coorporations.

Jointly operated mines are typically smaller than our own mines but larger than the small independent mines in terms of reserves and production scales. Our 16 jointly operated mines had approximately 26.2 million tonnes in the aggregate of proven and probable bauxite reserves as such terms are defined by the SEC. Security of supply from jointly operated mines is contingent upon the extension or renewal of the joint operation arrangements and mining rights upon their expiration. Accordingly, we view our jointly operated mines, as a group, as a stable and long-term source of our bauxite supply, although the particular mines comprising this group may change. Jointly operated mines supplied 20.4% of our bauxite needs in 2007.

The following table sets forth the specific details of our jointly-operated mines.

Total
Branch/Subsidiary	Mine	Area	Reserves	Average Grade (%)	Ratio of
		(km2)	(million tonnes)	Al2O3	SiO2	Average A/S(1)

Guizhou	Goujiang	18.37	10.3	62.26	11.92	5.45
	Tuanxi
	Zhijin
	Maige

Shanxi	Wenquanxiang	16.13	12.6	63.30	10.64	5.95
	Shangtan
	Yangpo
	Shaping
	Jindui
	Shicao
	Nanpo
	Sunjiata

Chalco Mining		9.41	1.7	59.39	13.94	4.26
	Shanchuan
	Jiyuan

Shandong	Dayu	0.99	1.7	65.31	11.23	5.81

Total (average)		44.90	26.3	62.79	11.17	5.62

By reserve type

Proven reserve			1.7	61.77	12.65	4.81

Probable reserve			24.6	62.81	11.04	5.69

Total (average) reserves			26.3	62.79	11.17	5.62

(1)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

(2)	As of December 31 2007, the newly established Qingshuigou and Yuanping mines were still under construction.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. In addition, we also secure a small portion of bauxite from overseas. Bauxite secured from other suppliers accounted for 63.8% of our total bauxite supply in 2007.

*

Small Independent Mines. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have historically been our important source of bauxite.

*	In addition, we also source a small portion of bauxite from overseas suppliers.

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

Prices. There is neither governmental regulation of bauxite prices nor an official trading market for bauxite in China. We negotiate and agree on bauxite prices with our suppliers, based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. As we procure bauxite from three different sources, our total bauxite cost is influenced by the following factors:

*	the cost of our own mining operations;

*	the terms of our operational arrangements with respect to our jointly operated mines; and

*	the market conditions relating to purchases from small independent mines.

We purchase a significant amount of bauxite from sources other than our own mines as a means to protect the resources that we have already acquired. Additionally, in order to fully utilize our own resources, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase ore of higher grades from other suppliers and blend the ore of various grades to meet the exact technical requirements for our alumina production. This practice allows for flexibility and the inclusion of isolated, poorer grade bauxite, to better utilize the available bauxite deposit.

Our own mines did not produce to their designed capacities primarily because the delay in upgrading of our manufacturing facilities resulted in insufficient production capacities. However, due to the decrease in supply of high quality bauxite at reasonable prices in recent years, we have increased our expenditures in the improvement and upgrading of our own mines. Through purchases of modern equipment, we have enhanced the stability and quality of our bauxite supply. The following table sets forth, for the periods indicated, our capital expenditures for our mines:

2003	2004	2005	2006	2007
(RMB thousand)

Capital Expenditures
Infrastructure construction	3,751.46	303,894.34	50,552.37	550,237.51	450,084.58
Facility upgrade	6,360.40	7,714.74	34,193.98	64,971.36	60,633.39

Total	10,111.86	311,609.08	84,746.35	615,208.87	510,717.97

We have implemented efforts to improve and upgrade several of our mines in the year ended December 31, 2007. These upgrade plans include: (i) RMB2,559 million in Phase III of the Guangxi alumina project; (ii) RMB1,814 million in Phase IV of the Guizhou alumina project for the expansion and (iii) RMB617 million in the 800,000 tonnes alumina construction project.

Primary Aluminum

An average of approximately 2.0 tonnes of alumina and 14,500 kWh of electricity are required to produce one tonne of primary aluminum. Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 43.2% and 33.7%, respectively, of our unit primary aluminum production costs in 2007. In addition, we also require carbon anodes, carbon cathodes and sodium fluoride in the smelting process.

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi smelters have historically sourced all or substantially all of the alumina they required from their respective integrated refineries. All our plants which do not have integrated alumina refining operations on site have obtained alumina internally from our own alumina refineries located elsewhere.

Due to mergers and consolidations, there were 52 primary aluminum smelters each with an annual production volume not less than 100,000 tonnes in the PRC as of December 31, 2007. The average production volume of these primary aluminum smelters is approximately 130,000 tonnes. With the development of the primary aluminum industry, our competitiveness has been enhanced. In 2007, the total amount of alumina consumed by our smelters was approximately 4,740,000 tonnes.

Supplemental Materials, Electricity and Fuel

The main fuel used by our mining and manufacturing equipment. We are able to purchase diesel supplies from the public markets.

We source our water mainly from local rivers, lakes or underground water resources.

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and heavy oil are the other principal items required for our alumina production. We established a supplies department in our headquarters to control and coordinate the budgeting and procurement for all major items required for our production. In addition, to raise the efficiency of materials flow, a distribution center has been set up at each production facility. However, our efforts to reduce unit costs by improving the efficiency of material supplies by the procurement system were to a certain extent offset by the significantly increased prices for coal and fuel in the market in 2007.

Electricity. Electricity is one of the principal forms of energy used in our refining process. Electricity represented approximately 7.6% of our unit alumina production cost in 2007.

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

Coal. Large quantities of coal are used as a reducing agent and as fuel to produce steam and gas in the alumina refining process. The coal we consumed directly in the alumina refining process in 2007 represented 5.8% of our unit alumina production costs.

To secure our coal supply, we entered into a joint venture agreement with Jiaozuo Coal (Group) Co., Ltd. ("Jiaozuo Coal") on April 12, 2004 to establish a joint venture company in Henan Province to operate coal mines and manage coal processing business on May 15, 2004. We contributed 30% of the total registered capital in the amount of RMB45.0 million by way of cash and Jiaozuo Coal contributed 70% of the total registered capital in the amount of RMB105.0 million by way of cash and revalued coal mining rights in respect of Zhaogu mine. Zhaogu mine is currently under construction and the construction is expected to be completed by the end of 2008. According to the joint venture agreement, we are entitled to all of the slack coal produced by the joint venture company.

Alkali. Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. We purchase all of our alkali from third party suppliers. Alkali accounted for 8.0% of our unit alumina production cost in 2007.

Fuel Oil. Fuel oil is used as fuel in the calcination of aluminum hydroxide to make alumina. Most of our refineries use heavy oil. Heavy oil represented approximately 3.8% of our unit alumina production cost in 2007.

There is no governmental regulation on the prices of fuel oil, alkali or coal. The prices are set at market rates or through negotiations. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.

Deliveries of raw materials and supplemental materials are generally made on a monthly basis. Our suppliers arrange for railway transportation of these raw materials by submitting to local bureaus of the Ministry of Railways their annual and monthly transportation plans. These local bureaus then arrange for appropriate rail transportation to transport such raw materials or fuel to our refineries.

Primary Aluminum

Electricity. Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2007, we consumed 34.9 billion kWh of electricity for our primary aluminum production and the cost of electricity represented 33.7% of the unit cost of primary aluminum. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Costs of electricity have increased periodically in the recent years due to severe shortage of electric power in China. In 2007, electricity prices increased due to the government adjustment. Accordingly, our electricity purchase price increased 3.2% compared to 2006. In October, 2007, Chinese government issued "Notice to Further Solutions to Difference in Electricity Rates", according to which the preferential electricity price originally enjoyed by Chinese primary aluminum enterprises ended at the end of 2007. The implementation of this Notice has further increased the costs for primary aluminum enterprises in China. In addition, several Chinese provinces experienced power shortage in the first quarter of 2008 mainly due to damages to power lines caused by the severe weather conditions. We believe the price of electricity will increase in 2008.

We have expedited the implementation of integrated energy-saving technology, mainly by streamlining production workflow and improving our product structure. In 2007, aggregate energy consumption of primary aluminum production decreased by 1.38%, compared to 2006.

We purchase electricity from the regional power grids for our smelter operations. Prices for electricity supplied by the power grids under power supply contracts are set by the government based on the power generation cost in the region and the consumers' ability to pay. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. Each regional power grid serves a region comprising several provinces. The regional power grids generally rely on multiple power sources to generate electricity, with coal and hydro power being the two most common sources. We believe that the different types of power sources do not imply different degrees of reliability of supply, and that our power supply from the grids is generally not reliant upon any particular generation facility supplying the grid.

Electricity purchased from different power grids is subject to different tariff levels in 2007. Our smelters' average electricity cost was RMB0.359 /kWh in 2007.

Carbon Products. Carbon anodes and cathodes are key elements of the smelting process. As of December 31, 2007, carbon anodes represented 11.7% of our unit primary aluminum production costs. Each of our smelters produces carbon products other than carbon cathodes, such as carbon anodes. Only our Guizhou plant has a carbon cathode production facility, which supplies all of our smelters with the carbon cathodes required and sells any excess domestically to third-party smelters.

Suppliers

We purchase some raw materials including bauxite, coal, fuel oil and alkali from outside suppliers. The amount of raw materials provided by our five largest suppliers for alumina products and primary aluminum products accounted for 27.3% and 20.2%, respectively, of our total cost of raw materials for 2007. The cost of raw materials supplied by our largest supplier accounted for 11.6% and 6.3% of our total cost of raw materials for alumina and primary aluminum production, respectively, in 2007. All payments to our suppliers are in Renminbi.

Sales and Marketing

We coordinate our major sales and marketing activities at our corporate headquarters. We set uniform prices for our alumina products and set minimum prices for primary aluminum products in each region where our primary aluminum products are sold. We have consolidated the networks of our branch offices to eliminate overlapping of administrative support and to reduce sales costs. In response to increasingly intensified competition, we established Shandong Alumina Chemicals Sales Department to centralize the sales of our alumina chemical products nationwide. Our subsidiaries have also played an important role in improving our after-sales services and enhancing our influence in the marketplace.

In 2003, as part of our centralized management program, we required all sales of alumina and primary aluminum to be settled upon delivery. However, due to the increased number of the subsidiaries acquired by us, our net trade receivables increased from RMB2,282.2 million as of December 31, 2006 to RMB2,975.7 million as of December 31, 2007. Since 2004, we have required our customers to make prepayments and deposits for purchases of alumina. The total amount of deposits and prepayments received was RMB1,052.9 million as of December 31, 2007. We expect to continue this policy so long as market demand remains strong.

Alumina

We sell a majority of our alumina output to third-party customers and the remaining portion to our own aluminum smelters. In 2007, we used approximately 4.8 million tonnes of alumina produced by ourselves , which represented approximately 46.7% of our total alumina production. All of our output of alumina chemical products are sold to third-party customers.

Sales

We coordinate sales of alumina at our corporate headquarters. In the fourth quarter of each year, we organize a national alumina sales conference with our domestic primary aluminum smelter customers in order to match our supply with their requirements for the following year. At such annual conferences, based on our production capacity for the following year, we first reserve the amount of alumina needed for primary aluminum production by our smelters before we determine the amount available for sale to third party primary aluminum smelters. After that, we allocate our alumina to smelters with whom we have long-standing relationships and that have good credit and a good payment history. We consider other smelters only if we have additional alumina to allocate. Approximately 95.0% of our sales of alumina are made through these annual conferences.

Based on the sales allocations we make at the annual conference, we and our customers typically enter into one-year sales agreements that set forth their total allocation and delivery schedules. At the time of entering into these one-year sales agreements, prices are left open and determined at or near the time of delivery at the then prevailing market price. We apply uniform prices to alumina sales regardless of where the alumina is produced. If a customer does not accept our price near the time of delivery, it may refuse to take delivery despite the one-year agreement. We began selling a portion of our alumina pursuant to long-term sales contracts which have terms longer than one year in 2001. Since January 1, 2004, we have gradually enter into three-year to five-year sales contracts for alumina. The volume of sales to third party customers under these long-term sales contracts accounts for approximately 37.3% of the total sales volume in 2007. Under such a long-term sales contract, the sales volume is fixed, and the price is linked to an index of three-month futures price of primary aluminum quoted at the Shanghai Futures Exchange.

Customers

We sell our alumina to smelters throughout China. Sales to our five largest third party customers accounted for 12.9%, 13.0% and 10.1% of our total alumina revenue from third party customers for 2005, 2006 and 2007, respectively. Sales to our largest customer accounted for 3.6%, 4.0% and 3.4%, respectively, of our total external alumina revenue for the same periods. All of our major third party customers in the last three years have been domestic smelters.

Pricing

We sell our alumina products by way of spot sales or under long-term contracts. Pricing for our alumina products is determined by the nature of the sale as described below.

Spot sales. We set, and adjust as necessary, uniform sales prices for alumina produced by any of our refineries. In 2007, The highest and lowest spot price of domestic alumina was RMB4,200 per tonne and RMB2,400 per tonne, respectively. The annual average selling price of our alumina was RMB3,412.0 per tonne, representing a year-on-year decrease of 16.92%. We set uniform prices for all our sales of alumina to third party customers by reference to import costs of alumina, the market supply and demand conditions, as well as our short-term and mid-term projections. Our pricing generally takes into account:

*	free-on-board Australia prices for alumina exports into China;

*	international transportation costs;

*	the applicable standard PRC import tariff;

*	value-added tax at 17%;

*	import related fees; and

*	domestic supply and demand conditions.

Long-term contracts sales. Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since January 2004, we have entered into a number of domestic long-term alumina sales contracts with three-year to five-year terms, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange can affect our alumina prices under these long-term contracts, and the signficance of such effects may increase as we increase the proportion of alumina sales under long-term contracts.

Primary Aluminum

Substantially all of our primary aluminum products are sold to third party customers. In 2007, we, including Jiaozuo Wanfang, sold approximately 2,760,000 tonnes of primary aluminum, with the average price of RMB19,689 per tonne, representing a year-on-year decrease of 4.3% from the average price of RMB20,570 per tonne in 2006.

Sales

We sell our primary aluminum through two channels:

*	Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our established customers. These may be long-term or short-term contracts.

*

Sales on the Shanghai Futures Exchange. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the Shanghai Futures Exchange through futures contracts of one to six month terms to hedge against a potential decline in primary aluminum prices.

We hold an annual regional primary aluminum sales conference in the fourth quarter of each year to coordinate the production and sales for the following year. We centrally control our product futures sales on the Shanghai Futures Exchange.

To improve the efficiency of our distribution, we divide our China market into several regions as follows:

*	southern China (including Guangdong and Fujian Provinces);

*	eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality);

*	southwestern China (including Sichuan Province and Chongqing Municipality);

*	the Beijing-Tianjin-Tanggu area; and

*	northeastern China (including Heilongjiang Province).

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

Our five largest customers combined together accounted for approximately 21.1%, 9.0% and 12.1% of our total primary aluminum revenue for 2005, 2006 and 2007, respectively. Our largest customer accounted for approximately 9.8%, 3.0% and 3.2% of our total primary aluminum revenue during the same periods.

Our export operations consist of ordinary sales of our products to international customers. All export sales of our primary aluminum are sold at negotiated prices. Exports of primary aluminum are subject to a 15% export tax, and no export tax refund is available. Due to the small quantity of our exportation, the export tax does not have substantial effect on us.

Pricing

We establish pricing guidelines for domestic sales of our own primary aluminum products, taking into account three main factors:

*	the primary aluminum spot prices on the Shanghai Futures Exchange;

*	our production costs and expected profit margins; and

*	market supply and demand conditions.

As part of our sales integration and centralization efforts, we set minimum prices with respect to each region in China where our primary aluminum is sold. These minimum prices are expressed by reference to the Shanghai Futures Exchange spot price for primary aluminum, not including transportation. The minimum prices may differ from region to region, but all of our primary aluminum sold into a region, regardless of the plant or warehouse from which it originates or is shipped, is sold at or generally above the minimum price applicable to that region. Those of our smelter plants filling particular orders are principally involved in discussions with the customer as to the pricing and delivery arrangements for specific transactions. They are required to comply with the minimum pricing guidelines unless prior approval from our corporate headquarters is obtained. In general, we supply each region with products from our nearest smelters to minimize transportation costs.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are intermediate products of, or otherwise related to, our alumina production. Our production levels for these products are based on market demand for them. We sell all of our alumina chemical products and gallium to third party customers, mostly domestically but some internationally. Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers.

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

Our Facilities

Our core facilities include 17 production plants and our Research Institute. Set forth below is a plant-by-plant description of our facilities. Our production operations are organized and managed according to our two business segments, alumina and primary aluminum. See "Item 4 - History and Development of the Company-Overview" for details of the plants under construction. All of our facilities are accessible via railroads or highways.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite resources. The Guangxi branch receives bauxite for production via highway from the Pingguo mine, located in Guangxi Pingguo. The Guangxi branch is our newest alumina and primary aluminum plant, and is equipped with imported production facilities and technology.

Our Guangxi branch is situated within 17 kilometers of our own mines that contain large, easily exploitable high alumina-to-silica ratio bauxite reserves. The Guangxi branch is our only refinery that uses the Bayer method exclusively. With imported European technology and production equipment, our Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have increased the Guangxi branch's original designed production capacity by removing production bottlenecks and capacity expansions. As of December 31, 2007, its production capacity reached 850,000 tonnes of alumina per annum. Most of its alumina output is used in the primary aluminum smelter at our Guangxi branch and the remainder is sold to third party smelters. The Phase III construction of Guangxi Alumina, with a production capacity of 880,000 tonnes, commenced in March 2006 and is expected to be completed in the second quarter of 2008, and the plant has already test-produced aluminum products.

Our Guangxi branch also uses advanced 160 kA and 320 kA pre-bake reduction pot-lines developed by ourselves for its primary aluminum production. As of December 31, 2007, the branch's production capacity reached 139,500 tonnes of primary aluminum per annum. All primary aluminum it produces is sold to third party customers.

Guizhou Branch

Our primary aluminum production facilities in Guizhou Province, which possesses integrated alumina and primary aluminum production facilities, commenced operations in 1966.

Our Guizhou alumina refinery commenced operations in 1978 and is one of the most advanced facilities of its kind in China, as many of its key technologies and equipment are imported. It uses the hybrid Bayer-sintering process for its alumina production and relies on our own third party and outside suppliers for bauxite supply. Bauxite from our own nearby mines is delivered to the refinery by cable cars and train. Its alumina output is mostly used in the primary aluminum production at the same plant and the remainder is sold to third party smelters. As of December 31, 2007, the production capacity of our Guizhou branch reached 1,200,000 tonnes of alumina per annum, after completion of an environmental protection management project in at the end of 2007, which increased the annual alumina production capacity of Guizhou branch by 400,000 tonnes. The primary aluminum facilities at our Guizhou branch consist of large-scale pre-bake reduction pot-lines, ranging from 160 kA to 186 kA. As a result of technological innovations and overhauls since its inception, our Guizhou smelter plant is among the most technologically advanced smelters in China. In 2007, the annual production capacity of primary aluminum of our Guizhou branch was 403,700 tonnes.

Our Guizhou branch also contains a modern carbon production facility which produces carbon anodes as well as carbon cathodes. It is our only facility that produces carbon cathodes and supplies all of the carbon cathodes required by seven of our facilities and our Research Institute. Its carbon cathodes are also sold to third party customers throughout China.

Henan Branch

Our Henan branch is located in Zhengzhou, Henan Province, a province rich in bauxite resources. Bauxite is delivered to our Henan Branch for production via railway and highway from the following mines: Xiaoguan mine located in Zhengzhou; Luoyang mine in Luoyang; Yanchi mine in Sanmenxia; Yuzhong mine in Zhengzhou; and Jiaozuo mine in Jiaozuo. Its alumina and primary aluminum production commenced and primary aluminum in 1966 and 1967, respectively. Our Henan branch was the first refinery in China to develop the hybrid Bayer-sintering process. We commenced the operation of a new alumina production line in February 2004 using the ore-dressing Bayer process that we have developed in recent years to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through local market purchases. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and third party customers. The designed annual production capacity of alumina of our Henan branch was 2,050,000 tonnes in 2007.

We upgraded a portion of the primary aluminum facilities at this branch, which now utilizes 85 kA pre-bake reduction pot-lines. Its carbon plant produces high quality carbon products for sales to third party customers in China as well as for export, after meeting the needs of our various smelting operations. As of December 31, 2007, the plant's production capacity reached 56,000 tonnes of primary aluminum per annum.

Shandong Branch

The Shandong branch commenced operations in 1954 and has the capacity to produce both alumina and primary aluminum. Bauxite is delivered to our Shandong branch for production via railway and highway from the Yangquan mine in Shanxi Yangquan. Its refinery was China's first production facility for alumina. Both the refinery and smelter are owned and operated by Shandong Aluminum, which became our wholly-owned subsidiary after our A Shares issuance and exchange on April 30, 2007. It produces the majority of its alumina through the sintering process, but has a small production line to produce alumina through the Bayer process using imported bauxite. During 2002, the Bayer production line was converted into an ore-dressing sintering operation. The Shandong branch purchases the majority of the bauxite required for its production from small third party mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters as well as third party customers. As of December 31, 2007, the annual capacity of alumina of our Shangdong branch reached 1,500,000 tonnes.

Our Shandong branch's primary aluminum operations have undergone technological and equipment upgrades, with the majority of its original equipment having been replaced by more advanced equipment. As of December 31, 2007, its production capacity reached 75,000 tonnes of primary aluminum per annum.

In addition, our Shandong branch also produces substantial amounts of alumina chemical products. It is the largest and most technologically advanced alumina chemical products production facility, and produces the most varieties of these products in China. Alumina chemical products produced by our Shandong branch are used in the jewelry, ceramics and other industries. Its alumina chemicals products are sold both domestically and internationally.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility and is also China's second largest smelter in terms of production capacity. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 160 kA automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province resulting from substantial hydroelectric power stations in the region. Historically, the branch has relied on our Shanxi, Shandong, Henan and Zhongzhou branches for its alumina supply. Because of its relatively remote location, it incurs higher average transportation costs for both raw materials and its primary aluminum products than our other branches. The Qinghai branch's designed annual production capacity of primary aluminum was 367,000 tonnes in 2007.

Shanxi Branch

The Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province with rich bauxite deposits in China. Bauxite is transported to our Shanxi branch for production via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant and is currently China's largest alumina plant in terms of production capacity.

The Shanxi branch's production facilities are primarily imported and are more technologically advanced than our other domestic alumina refineries. Shanxi branch relies on bauxite from our own mines as well as third party suppliers. Due to its close proximity to large coal mines and substantial water resources, it currently has the largest power generation capacity of all of our alumina manufacturing facilities. The total alumina production capacity of our Shanxi branch reached 2,217,000 tonnes in 2007.

Zhongzhou Branch

Situated in Henan Province, our Zhongzhou branch is a stand-alone alumina plant, located near bauxite, coal and water supplies. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, including improved sintering technology. We purchase bauxite supplies from Henan and Shanxi Provinces. In 2007, following the completion of a project involving the upgrade of the sintering process, as well as a project involving alumina concentration with added bauxite after digestion of the ore-dressing Bayer process, its production capacity reached 1,830,000 tonnes of alumina per annum.

Lanzhou Branch

Our Lanzhou branch is situated in Lanzhou city in Gansu Province and is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before June 2007, whose A Shares were listed on Shanghai Stock Exchange until April 24, 2007, when we merged with Lanzhou Aluminum through share exchange. See "Item 4 - History and Development of the Company - The A Shares Offering". In June 2007, Lanzhou Aluminum was divided into two wholly-owned branches: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual production capacity of approximately 428,000 tonnes after completion of a new primary aluminum project by the end of 2007.

Northwest Aluminum

Northwest Aluminum is situated in Lanzhou city in Gansu Province and is an aluminum fabrication plant. It was part of Lanzhou Aluminum before June 2007, whose A Shares were listed on Shanghai Stock Exchange until April 24, 2007, when we merged with Lanzhou Aluminum through share exchange. See "Item 4 - History and Development of the Company - The A Shares Offering". In June 2007, Lanzhou Aluminum was divided into two wholly-owned branches: Lanzhou branch and Northwest Aluminum. Northwest Aluminum has an annual production capacity for aluminum fabrication products of approximately 80,000 tonnes.

Jiaozuo Wanfang

Jiaozuo Wanfang is situated in Jiaozuo city in Henan Province and is a stand-alone primary aluminum plant. Jiaozuo Wanfang Plant was established in 1993, whose shares were listed on the Shenzhen Stock Exchange in 1996. In May, 2006, we entered into a Sale and Purchase Agreement with Jiaozuo Wanfang Group to acquire 29% of the issued share capital, or 139,251,064 State-owned legal person shares held by Jiaozuo Wanfang Group in the issued share capital of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang"), and thus became its largest shareholder. Jiaozuo Wanfang completed a new primary aluminum project by the end of 2007 and increased its designed annual production capacity for primary aluminum to 428,000 tonnes per annum.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. On March 30, 2003, we established a joint venture company, Shanxi Huaze Aluminum & Power Co., Ltd., with Shanxi Zhangze Electricity Company Limited to commence the construction of a primary aluminum production facility. In 2007, the designed annual production capacity of primary aluminum of Shanxi Huaze reached 280,000 tonnes. Shanxi Huaze has undertaken an expansion project to increase its aluminum alloy annual production capacity by 100,000 tonnes to reach 380,000 tonnes. This project is expected to be completed by the end of 2008. See "- Property, Plant and Equipment - Our Expansion - Shanxi Huaze Project".

Shanxi Huasheng

Shanxi Huasheng Aluminum is situated in Shanxi Province. On December 6, 2005, we entered into a joint venture agreement with Shanxi Guanlv Co., Ltd. to establish a joint venture company, Shanxi Huasheng Aluminum Company Ltd. The joint venture company commenced operations in March 2006. In 2007, the designed annual production capacity of primary aluminum reached approximately 220,000 tonnes. The joint venture company has a total investment of RMB2,379.4 million and a registered capital of RMB1,000 million, of which we committed RMB510 million. We currently hold a 51% equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and eight other companies, which are the shareholders of Zunyi Aluminum, to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co., Ltd. and all the equity interest held by the other eight companies. We have completed our purchase and currently hold a 61.29% equity interest in Zunyi Aluminum. Zunyi Aluminum has a designed annual production capacity of 110,000 tonnes of primary aluminum. A new primary aluminum project with production capacity of 235,000 tonnes is expected to be completed by the end of 2008.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. It has an annual production capacity of 140,000 tonnes. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire the 100% equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. A new primary aluminum project with a production capacity of 1,000,000 tonnes is expected to be completed by the end of 2008.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire a 55% equity interest of Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. Shandong Huayu has a designed annual production capacity of 100,000 tonnes of primary aluminum, and also has other supporting facilities and two 135MW coal-fired generators.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold a 51% equity interest in Gansu Hualu. The joint venture has a designed annual production capacity of 140,000 tonnes of primary aluminum in 2007.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of its equity interest of Baotou Aluminum. Baotou Aluminum had a designed annual production capacity of 307,000 tonnes in 2007. Baotou Aluminum has undertaken an expansion project to increase its annual production capacity by 150,000 tonnes. This project is expected to be completed by the end of 2008.

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

Competition

Alumina

As the largest producer of alumina in China, we believe that we will not face significant competition from domestic alumina producers in the immediate future for the following reasons:

*	a new producer would need access to a substantial and stable supply of bauxite as well as approval from relevant department State Council of China;

*	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China;

*	we have strong capacity in technology research and hold certain proprietary technologies and patents;

*	we have a large number of professionals who have extensive experience in production and management in this area;

*	we are supported by the state policy.

In early 2007, affected by the rapid expansion of new alumina production capacity and output in the PRC, the international spot price of alumina continued a downward trend. The annual average price of imported alumina in 2007 was US$393 per tonne, representing a year-on-year decrease of 11.69%. The annual average selling price of our alumina was RMB3,412 per tonne, representing a year-on-year decrease of 16.92%. In 2007, our alumina production represented approximately 39.2% of the total national consumption and approximately 49.2% of the total national output of alumina.

In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect environment, National Development and Reform Commission of China ("NDRC") published "Entrance Conditions for Aluminum Industry" (the "Entrance Conditions") in October 2007. According to the Entrance Conditions, any new bauxite projects or alumina projects must be approved by provincial or state government authorities. The Entrance Conditions also provide detailed requirements for capital size, service period and resource utilization rate for a new project to be approved. The Entrance Conditions has established a high entry barrier for new alumina producers in China.

We believe that we have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in close proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. Our competitive advantages may be reduced if international suppliers of alumina can offer alumina in China at prices below ours. As a result of China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China has been eliminated since January 1, 2008.

Primary Aluminum

Domestic Competition

Over 90% of our primary aluminum revenue is derived from sales in China. Our competition includes other domestic smelters and international producers that sell primary aluminum into China. In 2007, our primary aluminum production represented approximately 22.5% of total national consumption.

There are approximately 100 primary aluminum smelting companies operating in China, which sell substantially all of their products in China. We are the largest integrated alumina and primary aluminum producer in China, and our Guizhou branch, Jiaozuo Wanfang and Lanzhou branch operate three of the ten largest smelters in China. Our smelters combined together accounted for 22.3% of the domestic primary aluminum production for 2007. Currently, only fourteen smelters in China (including Chalco) have annual production capacities of 300,000 tonnes or more. Most smelters have smaller production capacities. It is the PRC government's industrial policy to consolidate the Chinese primary aluminum industry into an industry that consists of larger, less polluting and more efficient producers. Accordingly, the larger smelters are being granted favorable treatment, including priority in the allocation of raw materials and electricity supplies. These preferential treatments give large domestic smelters a stronger competitive advantage over small domestic smelters. Moreover, according to the Entrance Condition, effective from October 2007, any new aluminum projects must be approved by the relevant department of the State Council of China and there will be no approval to any new aluminum projects except those environmental protection upgrade projects and expired equipment exchange projects specially planned by the PRC government.

We face competition from other large domestic smelters. We have several advantages over such competitors, including:

*

Scale of production. With 14 primary aluminum facilities, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes in order to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

*

Technology. We believe we employ more sophisticated and efficient technology than most of our domestic competitors. Our Guangxi, Guizhou and Qinghai branches are among the most technologically advanced primary aluminum smelting facilities in China. In addition, our technological support and research and development capabilities are superior to other domestic smelters.

*

Vertical integration. As the largest integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our 14 primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations. Since 2006, we captured the market opportunity and expanded our primary aluminum business by mergers and acquisitions. We acquired seven primary aluminum plants in 2006 and 2007, which significantly improved our own utilization rate of the alumina we produced.

*

Quality. The quality of our primary aluminum is generally higher than that of the primary aluminum produced by most of our domestic competitors. The primary aluminum produced by most of our smelters has satisfied the quality standards of the London Metal Exchange, or LME, and we are registered for trading on the LME.

International Competition

The tariff rate for alumina and primary aluminum imports has been reduced to nil since January 1, 2008 and August 1, 2007, respectively. China had a net export of approximately 49,400 tonnes of primary aluminum in 2007, representing a 91.0% decrease from 2006. Competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large, efficient international companies, which generally have lower unit production costs than we do. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, certain PRC governmental policies directed at promoting the growth of larger domestic smelters are likely to be retained, and the PRC government encourages large domestic smelters to explore overseas markets.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit production costs. We have successfully commercialized our previous research and development results in various technologies. In 2007, we made significant progress in research and development of new methods and technologies, including: various technologies to improve our energy efficiency and decrease production costs, as well as refinery method utilizing low-grade bauxite. We further strengthened the intellectual property management and protection by filing a total of 297 patent applications during the year.

As of December 31, 2007, we owned 406 patents. The major registered patents relate primarily to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design is valid for 10 years from the date of the patent application.

As of December 31, 2007, we owned 26 trademarks, which are used to identify our businesses and products. The trademarks have a term of 10 years. We have entered into a Trademarks License Agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

Although the PRC has been steadily amending its patent, trademark, and license laws to comply with various international agreements, its laws are still evolving. In its current form, Chinese intellectual property law differs from United States intellectual property law in many significant ways. For instance, the State Intellectual Property Office of the PRC may grant a compulsory license on a patent if it is unable to obtain a license from the patent owner for reasonable terms and within a reasonable time frame. Chinese patent law also provides immunity from damages for an entity that uses or sells a patented product without knowing that it was made or sold without the patentee's permission so long as it proves that the infringing product was obtained from a legitimate source. United States patent law does not offer such provisions. Chinese law also awards patents on a first-to-file system as opposed to the United States' first-to-invent system. Chinese trademark law is similarly based on a first-to-register system as opposed to the United States' first-to-use system.

Moreover, the PRC government and its courts have limited experience in enforcing its intellectual property laws. The current PRC patent and trademark laws have only been in effect for approximately 20 years. Courts in China do not have the same level of experience in enforcing and interpreting intellectual property laws as the courts in the United States. However, the PRC government has created administrative bureaus to resolve administrative and judicial matters relating to patent and trademark infringement disputes. These administrative bureaus also have the power to order an infringing party to cease and desist from such use.

We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We have no material patents, licenses, or trademarks the duration of which cannot, in the judgment of our management, be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any legislation relating to intellectual property rights against any party.

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

Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities on site or has developed other methods to dispose of the industrial waste. In 2006, our Shandong branch, Henan branch, Shanxi branch, Zhongzhou branch, Guangxi branch, Qinghai branch and Lanzhou Aluminum received awards from local governments for their outstanding performances in environment protection.

In 2007, our comprehensive energy consumption of alumina and comprehensive alternating current consumption of aluminum decreased by 1.24% and 1.38%, respectively, as compared with the corresponding period in the previous year, mainly due to our energy-saving efforts by using new production techniques and technologies.

Our total expenditures for environmental protection was RMB69.8 million, RMB105.5 million and RMB533.0 million for the years ended December 31, 2005, 2006 and 2007, respectively. We have been granted ISO14001:1996 accreditations issued by The International Certification Network on December 31, 2004. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property, plant and equipment, our transportation vehicles and various assets that we consider to be subject to significant operating risks.

We paid a total of RMB47.4 million, RMB54.6 million and RMB57.6 million in insurance premiums in 2005, 2006 and 2007, respectively.

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

We are principally subject to governmental supervision and regulation by two agencies of the PRC government:

*

the NDRC, which sets and implements the major policies concerning China's economic and social development, approves investments exceeding certain amounts, including approval of Sino-foreign joint venture projects, coordinates the development of state-owned enterprises and oversees their reform, and formulates industrial policies and investment guidelines for all industries including the aluminum industry; and

*	the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for New Entrants and Other Capital Investments

The constructions of new alumina refineries and new primary aluminum smelters require prior approval by the NDRC, the important projects among which shall be approved by the State Council. Any nonferrous metals projects and rare earths mining projects in which the amount of total investment exceeds RMB5,000 million shall be approved by the NDRC and filed with the State Council for record. All other projects shall be filed with the competent local authorities for record regardless of the scale of such projects. Moreover, in order to obtain governmental approval for its establishment, a new alumina refinery must have an annual production capacity of at least 500,000 tonnes if it uses the sintering process, 400,000 tonnes if it uses the hybrid Bayer-sintering process or 300,000 tonnes if it uses the Bayer process. All legal and regulatory requirements for new projects and other capital investments in the alumina and aluminum industries apply to us. Accordingly, we are required to obtain all necessary governmental approvals for our capital expenditure plans.

Any capital markets financing activities, for example, those to finance capital projects, are subject to approval by securities regulatory authorities and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer of equity securities or equity-linked securities in the PRC must obtain prior approval from the CSRC. For the issuance of equity or equity-linked overseas securities, the issuer is also required to obtain approval from the NDRC. Offerings of debt facilities, such as debentures, are subject to approval from the People's Bank of China, as well as the NDRC. For all international financing activities through bank borrowing or issuance of debt, the issuer must obtain prior approval from the State Administration of Foreign Exchange and register with it after the completion of the transaction.

Foreign investment in the production of alumina and primary aluminum is encouraged by the PRC government subject to various conditions. Wholly foreign-owned companies may conduct bauxite mining operations in the western region of China, but bauxite mining activities in other regions of China may only be conducted jointly with PRC entities in the form of joint ventures.

Entrance Conditions for Aluminum Industry

"Entrance Conditions for Alumina Industry" provides that, (i) all new bauxite projects must be approved by relevant authorities at the provincial governments, with an exception for those projects with a total investment over RMB 500 million, for which the approval from the State Council is required. In addition, all new bauxite projects should have an annual production capacity of not less than 300,000 tonnes with a service period of over 15 years; (ii) all new alumina projects must obtain approval from the State Council. Alumina projects which consume domestic bauxite mines must have an annual production capacity of over 800,000 tonnes and service duration of bauxite mines must exceed 30 years. Alumina projects which consume imported bauxite mines must have an annual production capacity of over 600,000 tones and have reliable bauxite supply. Raw materials supplied under long-term purchase agreements with terms of over five years must exceed 60% of the total raw material demand; (iii) all new aluminum projects must be approved by the State Council. In near future, approval will only be granted to environmental protection upgrade projects and those projects under state plan to replace out-of-date equipments. All update or replacement project must have reliable alumina supply, power supply and transportation access.

Pricing

The PRC government does not impose any limitations with respect to the pricing of alumina, primary aluminum and related products. Thus, alumina and primary aluminum producers are free to set prices for their products. All the raw materials, supplemental materials and other supplies that we purchase are based on market prices. Freight transportation on the national railway system is subject to government mandated pricing.

Electricity Supply and Price

The State Electricity Regulatory Commission is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization.

The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements. In October, 2007, Chinese government issued "Notice to Further Solutions to Difference in Electricity Rates", according to which the preferential electricity rate originally enjoyed by Chinese primary aluminum enterprises ended at the end of 2007.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

The import taxes on alumina and primary aluminum were abolished on January 1,2008 and August 1, 2007, respectively. The export tax for primary aluminum has been increased to 15% since November 1, 2006. In addition, under the PRC government directive, effective from August 22, 2006 we no longer import alumina for processing.

Environmental Protection Laws and Regulations

The State Environmental Protection Administration of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their respective jurisdictions.

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

Penalties for breaches of the Environmental Protection Law include a warning, payment of damages and imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

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

Tax Laws and Regulation

In March 2007, the PRC government promulgated the Corporate Income Tax Law which became effective from January 1, 2008. The Corporate Income Tax Law imposed a single income tax rate of 25% on both domestic and foreign invested enterprises. The Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the "FIE and FE tax laws") and Provisional Regulations of the PRC on Enterprise Income Tax (collectively referred to as the "existing tax laws") were abolished simultaneously. The Corporate Income Tax Law provides for a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years. On December 11, 2007, PRC government promulgated the Corporate Income Tax Law Implementation Rules which also became effective from January 1, 2008.

ORGANIZATIONAL STRUCTURE

We are organized as a joint stock limited company under PRC law. As of June 23, 2008, Chinalco, China Cinda, China Construction Bank Corporation, China Development Bank, Baotou Aluminum (Group) Co., Ltd. Guangxi Investment, Guizhou Development, Lanzhou Aluminum Factory, Lanzhou Economic Information Consultation Company, Baotou Aluminum, Guiyang Aluminum Magnesium Design and Research Institute and our public shareholders own 38.56%, 6.65%, 5.24%, 4.10%, 2.60%, 1.46%, 0.96%, 0.59%, 0.07%, 0.03% and 39.74%, respectively, of our issued share capital.

Shandong Aluminum, a significant subsidiary incorporated in the PRC and located in Shandong Province, in which we had previously held a 71.43% interest, is a joint stock limited company established under PRC law. Its A Shares were traded on the Shanghai Stock Exchange. Pursuant to a Share exchange between Shandong Aluminum and us on April 30, 2007, we currently hold 100% of the equity interest in Shandong Aluminum, and the A Shares of Shandong Aluminum were delisted from the Shanghai Stock Exchange as a result of such share exchange.

Lanzhou Aluminum, was previously our associate company in which we held a 28% equity interest pursuant to a share exchange between Lanzhou Aluminum and us on April 30, 2007, it became our wholly-owned subsidiary, and its A Shares were delisted from the Shanghai Stock Exchange. In June 2007, Lanzhou Aluminum was divided into the Lanzhou branch and Northwest Aluminum Fabrication Plant, which are mainly engaged in producing primary aluminum products and fabricated aluminum products, respectively. Both of them are our wholly owned branches.

Baotou Aluminum, incorporated in the PRC and located in the Inner Mongolia Autonomous Region pursuant to a share exchange between Baotou Aluminum and us on December 28, 2007, it became our wholly-owned subsidiary, and its A Shares were delisted from the Shanghai Stock Exchange.

PROPERTY, PLANT AND EQUIPMENT

Mines

The following map sets forth the location of our large-scale, mid-scale and small-scale mines and properties:

N
W
E
S
Beijing
Shandong
Shanxi
Zhongzhou
Henan
Chongqing
Guizhou
Guangxi

Mine resources/reserves as of December 31 2007

- ★ Capital, Headquarters of Aluminum Corporation of China Limited
- Branches of Aluminum Corporation of China Limited
- Large-scale mines with resource/reserve of 10 million tonnes or above
- Mid-scale mines with resource/reserve ranging from 1 million to 10 million tonnes
- ★ Small-scale mines with resource/reserve below 1 million tonnes

Note: Certain mines may overlap each other in the map due to their adjacency.

The following map sets forth details of the area surrounding our largest mine, Pingguo Mine:

JIAOMEI AREA
N
NADOU AREA
TAIPING AREA
Taiping Village
Natong Mine Office, Crusher & Washing
Xinxu Village
Proposed Phase III Mine Site
Neiyin Mine Office, Crusher & Washing
You River
Company Office & Refinery
Pingguo County
LEGEND
Roadway
Waterway
Fault
Geology fold syncline
Geology fold anticline
Mining Right boundary
Existing pit
Planned pit
Office or workshop
Town or village
0
2
4km
SCALE

PINGGUO PLANT
PINGGUO MINE

The Guangxi Pingguo plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region. It is our newest alumina and primary aluminum plant. The surrounding infrastructure includes roadways and waterways. As of December 31, 2007, the plant had a production capacity of 850,000 tonnes of alumina per annum.

Land

Chinalco leases to us 445 pieces or parcels of land, which are located in six provinces, covering an aggregate area of approximately 58.22 million square meters for the purposes of all aspects of our operations and businesses. The leased land consists of:

*

439 pieces of allocated land with an area of approximately 58.02 million square meters, on which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights; and

*	2 pieces of land with an area of approximately 200,000 square meters for which Chinalco has paid the land premiums and has been granted the land use rights certificates.

The land is leased for the following terms:

*

allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, whose leased terms shall end on the expiration date of the mining rights or at the end of the actual mine life, whichever is earlier); and

*	granted land: until expiration of the relevant land use right permits.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 37 buildings to Chinalco, with an aggregate gross area of approximately 18,928 square meters. Chinalco leases 89 buildings to us, with an aggregate gross area of approximately 272,370.33 square meters. The leased terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco has obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. We also leased from China Aluminum Development Co., Ltd., a wholly-owned subsidiary of Chinalco, 30,160.81 square meters of office space for a term of three years commencing from March 28, 2005 for a consideration of RMB61.65 million per annum.

For environmental issues in relation to the utilization of our assets, please refer to "Item 4. Environmental Protection".

Our Expansion

Our capital expansion plan for 2008 requires a total of RMB20,600 million in capital expenditures for technology upgrading and several acquisition projects to increase our annual production capacity. In 2008, our annual production capacities of alumina, primary aluminum and aluminum alloy are expected to increase by 880,000 tonnes, 695,000 tonnes and 1,090,000 tonnes, respectively. For more information, see "Item 5. Operating and Financial Review and Prospects - Capital Expenditure Plan".

The following table shows the expected aggregate effects of our expansion and improvement plans for our alumina and primary aluminum production facilities for 2007:

	Production	Expected Production
Planned Capital	Capacity as of	Capacity as of
Investment for 2008	December 31, 2007	December 31, 2008

(RMB in billions)	(in thousand tonnes)

Alumina	8.71	10,197.0	11,077.0(1)
Primary aluminum	7.18	3,196.2(2)	3,891.2(3)
Aluminum alloy	0.57	200.0	200.0
Other acquisition	4.18	-	-

- 45 -

(1)

includes 530,000 tonnes of expected production capacity as of December 31, 2008 from Guangxi Huayin, a jointly controlled entity in which we have 33% equity interest. The total expected production capacity of Guangxi Huayin as of December 31, 2008 is approximately 1,600,000 tonnes. See Note 10(a) to our audited consolidated financial statements.

(2)

includes 412,000 tonnes of production capacity as of December 31, 2007 from Jiaozuo Wanfang, which is our associated company in which we have 29% equity interest. The total production capacity of Jiaozuo Wanfang as of December 31, 2007 is approximately 412,000 tonnes. See Note 10(b) to our audited consolidated financial statements.

(3)

includes 412,000 tonnes of expected production capacity as of December 31, 2008 from Jiaozuo Wanfang, which is our associated company in which we have 29% equity interest. The total expected production capacity of Jiaozuo Wanfang as of December 31, 2008 is approximately 412,000 tonnes. See Note 10(b) to our audited consolidated financial statements.

Capital expenditures are expected to further expand our alumina and primary aluminum production capacities to further enhance synergies arising from economies of scale, vertical integration and reduction of our unit production cost.

During 2007, we issued 638 million A Shares and accomplished the merger by share exchange of Baotou Aluminum. The merger of Baotou Aluminum with the Company led to an increase of 307,000 tonnes of production capacity of primary aluminum. In addition, Lanzhou branch completed a new primary aluminum production capacity expansion project by the end of 2007, which increased its annual production capacity to approximately 428,000 tonnes.

In 2008, we will continue the expansion and restructuring of our primary aluminum, alumina and aluminum alloy projects, the majority of which are included as follows:

*	Guangxi Alumina third-phase project of 880,000 tonnes. This project is expected to be completed in the third quarter of 2008.

*	Chongqing and Zunyi Alumina projects of 800,000 tonnes each. Both of the projects are expected to be completed in June 2009.

*	Guangxi Huayin primary aluminum project of 1,600,000 tonnes. This project is expected to be completed in the second quarter of 2008.

*	Baotou Aluminum. This project is expected to be completed at the end of 2008. We expect the completion of this project to increase our annual primary aluminum production capacity by 150,000 tonnes.

*

Shanxi Huaze Project. This project is expected to be completed in 2009. We expect the completion of this project to increase our annual aluminum alloy production capacity by 100,000 tonnes. By the end of 2008, our annual aluminum alloy production is expected to be initially increased by 70,000 tonnes.

*	Zunyi Aluminum. This project is expected to be completed at the end of 2008. We expect the completion of this project to increase our annual primary aluminum production capacity by 125,000 tonnes.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We did not receive any written comments from the SEC staff regarding our 2006 Form 20-F filing at least 180 days before December 31, 2007.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The HKFRS financial information discussed in this section have been restated after taking into account the effect of the acquisition of Baotou Aluminum, which was accounted for using merger accounting. See Note 5 to the Financial Statements.

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

Property, Plant and Equipment

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured at the higher of net selling price and value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the assets belong. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include the cash inflows from continuing use of the asset and cash outflows to prepare the asset for use that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset. If applicable, estimates also include net cash flows to be received (or paid) for the disposal of the asset at the end of its useful life. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount. In addition, we determine the estimated useful lives of our property, plants and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, and will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets.

Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to the identifiable net assets of entities acquired. Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Company has ceased amortization of goodwill. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Impairment losses on goodwill are not reversed. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volumes of products, costs of production and funding sources. Management considers both past data and all currently available information at the time the valuations of its businesses are performed. Results in actual transactions could differ from those estimates used to evaluate the impairment of goodwill.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRS, which differs in various material respects from U.S. GAAP. See Note 37 to our audited consolidated financial statements. The summary of differences involve management's estimates and assumptions which may affect the reported amounts of assets and liabilities and revenues and expenses.

Newly adopted Hong Kong Financial Reporting Standards

The Hong Kong Institute of Certified Public Accountants, or HKICPA, has issued a number of new/revised Hong Kong Financial Reporting Standards, or HKFRS, which are effective and mandatory for accounting periods beginning on or after January 1, 2007. Please refer to Note 2 (a) (i) to our audited financial statements for details.

New HKFRS pronouncements

For a detailed discussion of new accounting pronouncements, please see Note 2(a)(ii) to our audited financial statements.

Overview

We are the largest producer of alumina and primary aluminum in China. We are also the third largest producer of alumina, and also the fourth largest producer of primary aluminum in the world in terms of production volume for the year ended December 31, 2007. We are engaged primarily in alumina refining and primary aluminum smelting operations. We report our financial results according to the following business segments:

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

Factors Affecting Our Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors. Our financial statements may not be indicative of our future earnings, cash flows or financial position for numerous reasons including those described below.

Acquisitions

Our results of operations and financial condition have been and will continue to be affected by subsidiaries, associates and branches we have acquired or will acquire. Fushun Aluminum, Shandong Huayu, Zunyi Aluminum, Gansu Hualu and Jiaozuo Wanfang which we acquired in 2006 increased our annual production capacity primary aluminum by 749,000 tonnes in 2006. In 2007, we acquired Baotou Aluminum, which increased our annual production capacity of primary aluminum by 530,000 tonnes.

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

The international market price for alumina fluctuates from time to time, and such fluctuation affects the price of our alumina, which reflects the changes in the international market prices. Consumption and demand for primary aluminum throughout the world, including the PRC, continued to grow. The spot price of alumina in the international market supplied to China reached its highest point at US$430.0 per tonne in March 2007. Affected by the rapid expansion of PRC alumina production capacity and output, the international spot price began to weaken and bottomed in August 2007.The annual average price of alumina in 2007 was US$393 per tonne, representing a year-on-year decrease of 11.69%. The yearly average selling price of our alumina in 2007 was RMB3,412 per tonne, representing a year-on-year decrease of 16.92%.

The global output of alumina for 2007 was approximately 74.53 million tonnes, representing a year-on-year increase of 8.68%. The global alumina consumption reached approximately 74.70 million tonnes, representing a year-on-year increase of 12.50%. Due to the significant expansion of the PRC's alumina production capacity, domestic supply of alumina in 2007 increased, thereby relieving the procurement pressure on the international spot market. Domestic output of alumina reached approximately 19.45 million tonnes, representing growth of 41.97% over 2006, while its demand reached approximately 26.00 million tonnes, representing a further year-on-year increase of 36.80%. In 2007, the imported alumina in the PRC amounted to approximately 5.23 million tonnes, representing a year-on-year decrease of 24.31%.

Long-term contracts sales. Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since 2001, we have entered into a number of domestic long-term alumina sales contracts with terms ranging from three to five years, pursuant to which, the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange ("SHFE"). As a result, fluctuations of primary aluminum prices on the SHFE can affect our alumina prices under these long-term contracts, and the significance of such effects may increase as we increase the proportion of alumina sales under long-term contracts. We sold approximately 1,800,000 tonnes of alumina under long-term contracts in 2007.

Primary Aluminum Prices

Like most primary aluminum producers in China, we price our primary aluminum products by reference to SHFE spot prices. The SHFE primary aluminum spot prices generally reflect LME primary aluminum spot prices, plus an amount on account of international transportation, import tariffs, value-added tax and other import-related costs. Thus, fluctuations in the SHFE (and, by extension, the LME) spot prices affect our operating results. Primary aluminum prices on the SHFE and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on LME and the SHFE in 2005, 2006 and 2007.

2005	2006	2007

(U.S. Dollar per tonne)

LME	1,900.0	2,591.0	2,661.0
Shanghai Futures Exchange	1,782.0	2,227.0	2,294.0

Year 2007 saw a slower economic growth in the US, Europe, Japan and other western economies.

The price of primary aluminum remained high in the first half of the year but as a result of the US subprime crisis in August 2007, the price of aluminum fell to a record low. In 2007, the lowest price of three-month primary aluminum futures on LME was approximately US$2,326.5 per tonne, the highest price was US$2,937.5 per tonne and the average price was US$2,661.0 per tonne, a year-on-year decrease of 2.70%. In the PRC, the primary aluminum price in the PRC market maintained at a steady level, despite the US subprime crisis, primarily due to continued growth in primary aluminum consumption by the robust PRC national economy. The highest, lowest and average price of three-month aluminum futures on the SHFE in 2007 was RMB20,900 per tonne, RMB17,480 per tonne and RMB19,580 per tonne, respectively, representing a year-on-year decrease of 2.76%.

Global output of primary aluminum for 2007 was approximately 38.15 million tonnes, representing a year-on-year increase of 12.30%. The PRC's primary aluminum output continued a rapid growth and reached approximately 19.45 million tonnes in 2007, representing an increase of 41.97% over 2006. Global primary aluminum consumption was 37.81 million tonnes in 2007, representing an increase of 10.14% over 2006. The rapid growth of the PRC's economy boosted the fast growth of primary aluminum consumption in a wide range of industries including construction, transportation, electricity and packaging. Accordingly, domestic primary aluminum consumption for 2007 was approximately 12.44 million tonnes, representing an increase of 43.48% over 2006.

Electricity Prices

The smelting of primary aluminum requires a substantial and continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. We encountered severe shortages of electric power supply in 2005 and shortages were gradually relieved in 2006. In 2007, electricity prices increased due to the government adjustment. Accordingly, our electricity purchase price increased by 3.2% compared to 2006. At the end of 2007, the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises were eliminated according to "Notice to Further Solutions to Differences in Electricity Rates" issued by the Chinese government in October 2007, which further increased the costs for our primary aluminum production. In addition, several Chinese provinces experienced power shortage in the first quarter of 2008 mainly due to damages to power supply caused by the severe weather conditions. We believe the prices of electricity will increase in 2008. Electricity accounted for approximately 7.6% of our unit alumina production costs and 33.7% of our unit primary aluminum production costs in 2007.

Debt and Financing Costs

Our financing costs consist predominantly of interest expense on our borrowings. The majority of our debts has been incurred to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China increased interest rates for commercial loans chargeable by state-owned banks in 2006 and 2007, which correspondingly increased our interest expense on our floating rate loans during these periods. In 2007, we incurred interest expenses of RMB926.3 million on our short-term, medium-term, and long-term borrowings, representing a 19.5% increase compared to 2006.

Consolidated results of operations

The following table sets forth, for the periods indicated, certain income and expense items as a percentage of our revenue from our consolidated statements of income:

Years Ended December 31,

	2005	2006	2007

	(%)	(%)	(%)

Revenue	100.0	100.0%	100%
Cost of sales	(68.5)	(67.8)	(75.1)

Gross profit	31.5	32.2	24.9
Other gains, net	0.1	0.6	0.2
Selling and distribution expenses	(2.0)	(1.6)	(1.5)
General and administrative expenses	(4.2)	(3.8)	(3.7)
Research and development expenses	(0.3)	(0.1)	(0.3)

Operating profit	25.1	27.3	19.6
Finance costs, net	(0.9)	(1.0)	(1.0)

Operating profit after net finance costs	24.2	26.3	18.6

Sales to Chinalco and its subsidiaries, jointly-controlled entities and other related parties accounted for approximately 8.8% and 11.2% of consolidated revenue for the two years ended December 31, 2006 and 2007, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" and Note 32 to our audited consolidated financial statements.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

(Prepared based on financial information under HKFRS)

Results of Operations

Our net profit attributable to our equity holders amounted to RMB10,244.5 million for the year ended December 31, 2007, representing a year-on-year decrease of RMB1,597.2 million or a decrease by 13.5% from RMB11,841.7 million in the year ended December 31, 2006.

Revenue

Our total revenue increased by RMB11,353 million from RMB64,827 million for the year 2006 to RMB76,180 million for the year 2007, representing an increase of 17.5%. The increase was primarily due to an increase in the sales of primary aluminum partially offset by decrease in the average price of primary aluminum. Our sales volume of primary aluminum to third party customers reached 3,092,600 tonnes, representing an increase of 956,700 tonnes or 44.79% from 2,135,900 tonnes of 2006. The growth was primarily attributable to the increase in the production volume of primary aluminum, as a result of the acquisition and establishment of Zunyi Aluminum and other subsidiaries and the merger with Lanzhou Aluminum. The increase in the sale of primary aluminum was also attributable to the increased efficiency in production output through technological innovation of production lines and the increase in trade sales. Our external sales volume of alumina decreased from 6,275,700 tonnes in 2006 to 6,030,900 tonnes in 2007 primarily because of the shift of external sales of alumina to internal sales due to our acquisition.

Our average, external selling price of primary aluminum decreased from RMB17,463 per tonne in 2006 to RMB16,914 per tonne in 2007 due to the general market decline in demand for primary aluminum. Our external selling price of alumina also decreased from RMB3,618 per tonne in 2006 to RMB2,912 per tonne in 2007 due to the general market decline in demand for alumina.

Cost of Sales

Our total cost of sales increased by RMB13,267 million or 30.2% from RMB43,931 million in 2006 to RMB57,198 million in 2007. The increase was mainly attributable to the growth in external sales volume and the increased unit cost of sales of alumina.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB159 million from RMB1,028 million in 2006 to RMB1,187 million in 2007, representing an increase of 15.5%, which was primarily attributable to the increase in transportation, loading/unloading and packaging expenses resulting from the growth of sales volume of primary aluminum products.

General and Administrative Expenses

General and administrative expenses increased by RMB323 million from RMB2,466 million in 2006 to RMB2,789 million in 2007, representing an increase of 13.1%. The increase was mainly attributable to the increase of approximately RMB78.0 million in tax charges other than income tax payable to the PRC tax authorities as a result of expanded business scale increase in expenses on depreciation for management equipment and administration costs by approximately RMB106.0 million and increase in losses on assets disposal.

Research and Development Expenses

Our expenditure for research and development increased by RMB112 million from RMB116 million in 2006 to RMB228 million in 2007.

Other Gains, Net

Net other gains in 2007 was RMB131 million, a decrease of RMB251 million or 65.8% from RMB382 million in 2006. This was attributable to the account of an estimated gain of RMB236 million from negative goodwill as a result of the acquisitions of subsidiaries in the year of 2006, whereas there was no such activity in 2007.

Operating Profit

As a result of the foregoing, our operating profit decreased by RMB2,759 million from RMB17,668 million in 2006 to RMB14,909 million in 2007, representing a decrease of 15.6%. Our operating profit as a percentage of sales of goods was 27.3% in 2006 and 19.6% in 2007.

Finance Costs, Net

Our net finance costs increased by RMB101 million, or 15.9% from RMB637 million in 2006 to RMB738 million in 2007. This was attributable to the increase of interest expense arising from the increase in the outstanding bank loans as well as interest rates.

Income Tax Expense

Our income tax expense decreased by RMB1,630 million, or 37.0% from RMB4,411 million in 2006 to RMB2,781 million in 2007. Of this amount, approximately RMB800 million was due to a year-on-year decrease in our profit and a decrease of an aggregate of RMB805 million due to the preferential policies on reduction and exemption of enterprise income tax for the purchase of domestically-manufactured production equipment, which resulted in decrease of income tax expense of RMB737 million as compared to 2006. In 2007, our average tax rate was 19.3%, which was lower than the average tax rate of 25.8% in 2006 and the statutory tax rate of 33.0%, primarily due to the decrease of consolidated tax rate as a result of our merger and acquisition of Lanzhou Aluminum, Baotou Aluminum, as well as the establishment of Zunyi Aluminum. The decrease was also attributable to the preferential policies that we enjoyed in 2007 in respect of the reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment.

Minority Interest

Minority interest increased by RMB512 million from RMB872 million in 2006 to RMB1,384 million in 2007, primarily due to the increase in the minority interest after the acquisition of subsidiaries.

Profit for the Year Attributable to Equity Holders of the Company

As a result of the foregoing, our profit attributable to equity holders of the Company decreased by RMB1,597 million, a decrease of 13.5% from RMB11,842 million in 2006 to RMB10,245 million in 2007.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

(Prepared based on financial information under HKFRS)

Results of Operations

Our net profit attributable to our equity holders amounted to RMB11,842 million for the year ended December 31, 2006, representing a year-on-year increase of RMB4,770 million or an increase by 67.4% from RMB7,072 million in the year ended December 31, 2005.

Revenue

Our total revenue increased by RMB24,155 million from RMB40,672 million for the year 2005 to RMB64,827 million for the year 2006, representing an increase of 59.4%. The increase was primarily due to the increase in sales volume and selling prices of our principal products, alumina and primary aluminum. Our external sales volume of primary aluminum reached 2,135,900 tonnes, representing an increase of 985,859 tonnes or 85.7% from 1,150,041 tonnes of 2005. The growth was primarily attributable to the increase of production volume of primary aluminum resulting from commencement of production of the aluminum production line of Guizhou branch and the aluminum project of Shanxi-Huaze, acquisition and establishment of subsidiaries, improvement and technological renovation of other production lines and the increase in trade sales. The increase of sales volume of primary aluminum contributed to an increase of RMB13,414 million in sales.

The external sales volume of alumina increased from 6,074,358 tonnes in 2005 (inclusive of trade volumes of 1,055,400 tonnes) to 6,275,700 tonnes in 2006 (inclusive of trade volumes of 1,149,400 tonnes), representing an increase of 201,342 tonnes or 3.3%. The increase was mainly attributable to the increase in output from the overall operation of the 800,000 tonnes alumina phase III production line in Shanxi, and the 700,000 tonnes alumina production line in Henan during 2006. The increase of the external sales volume of alumina contributed to an increase of RMB678 million in revenue.

In 2006, due to the effect of the increase in the market price of primary aluminum, our average external selling price of primary aluminum products reached RMB17,463 per tonne (excluding tax, hereinafter), representing an increase of RMB2,969 per tonne or 20.5% from RMB14,494 per tonne in 2005, which contributed to an increase of RMB5,652 million in revenue.

In 2006, our average external selling price of alumina products reached RMB3,618 per tonne, representing an increase of RMB250 per tonne (or 7.4%) from RMB3,368 per tonne in 2005, which contributed to an increase of RMB1,830 million in revenue.

In 2006, the sales of alumina chemicals and other products increased by approximately RMB1 billion from 2005.

Cost of Sales

Our total cost of sales increased by RMB16,054 million or 57.6% from RMB27,877 million in 2005 to RMB43,931 million in 2006. The increase was mainly attributable to the growth in external sales volume and the increased unit cost of sales of alumina.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB242 million from RMB786 million in 2005 to RMB1,028 million in 2006, representing an increase of 30.8%, which was primarily attributable to the increase in transportation fee, loading fee and packing fee due to the growth of sales volume of primary aluminum.

General and Administrative Expenses

General and administrative expenses increased by RMB753 million from RMB1,713 million in 2005 to RMB2,466 million in 2006, representing an increase of 43.9%. The increase was mainly attributable to the increase in expenses of approximately RMB344 million as a result of acquisitions and the establishment of subsidiaries. The related tax charges other than income tax imposed by the PRC tax authorities, salaries and welfare expenses and traveling and entertainment expenses increased by RMB183 million, RMB127 million and RMB62 million respectively due to the expanded business.

Research and Development Expenses

Our expenditure for research and development slightly increased by RMB2 million from RMB114 million in 2005 to RMB116 million in 2006.

Other Gains, Net

Net other gains in 2006 was RMB382 million, an increase of RMB350 million or 1,093.8% from RMB32 million in 2005. This was mainly attributable to the recognition of excess of interest in fair value of net identifiable assets acquired over costs of business acquisitions completed during 2006 amounting to RMB236 million. The hedging activities on primary aluminum and receipts of government grants also contributed approximately RMB135 million increase from 2005.

Operating Profit

As a result of the foregoing, our operating profit increased by RMB7,454 million from RMB10,214 million in 2005 to RMB17,668 million in 2006, representing an increase of 73.0%. Our operating profit as a percentage of sales of goods was 25.1% in 2005 and 27.3% in 2006.

Finance Costs, Net

Our net finance costs increased by RMB279 million or 77.9% from RMB358 million in 2005 to RMB637 million in 2006. The increase was primarily attributable to the fact that interest expense began to be recorded on borrowings related to the following projects upon commencement of production: Shanxi Huaze's aluminum smelting and power project, Shanxi alumina project of 800,000 tonnes and Henan alumina project of 700,000 tonnes. This led to an increase of RMB278 million in interest expense. The increase of short-term cash investment primarily contributed to the increase in interest income while the devaluation of HK$ denominated H-share proceeds in 2006 led to an exchange loss that year.

Income Tax Expense

Our income tax expense increased by RMB1,901 million or 75.7% from RMB2,510 million in 2005 to RMB4,411 million in 2006. The increase was mainly attributable to our increased profit. In 2006, our average tax rate was 25.76%, which was slightly higher than the average tax rate of 25.40% in 2005. Our income tax rate is lower than the statutory tax rate of 33.0%. This is mainly because of the preferential tax rate of 15% for our three branches in Guizhou, Guangxi and Qinghai and for our two acquired subsidiaries Baotou Aluminum and Zunyi Aluminum Company Limited, all of which are located in the western region of the PRC to qualify for the preferential tax treatment.

Minority Interest

Minority interest increased by RMB573 million from RMB299 million in 2005 to RMB872 million in 2006, primarily due to the increase in the minority interest as a result of the acquisition of subsidiaries and establishment of joint ventures, and the increase in profits of our subsidiaries.

Profit for the Year Attributable to Equity Holders of the Company

As a result of the foregoing, our profit attributable to equity holders of the Company increased by RMB4,770 million, an increase of 67.4% from RMB7,072 million in 2005 to RMB11,842 million in 2006.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately accounting for the alumina and primary aluminum segments as well as the corporate and other services segment. Unless otherwise indicated, also included in these segments are other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income included in net finance costs is not attributed to any segments. For additional data and information relating to our business segments and segment presentation, see Note 21 to our audited consolidated financial statements.

The following table sets forth (i) revenue by segment for the periods indicated, and (ii) the contribution of external sales and inter-segment sales for 2007 as a percentage of revenue for such period, both before and after elimination of inter-segment sales.

After
Elimination of
Inter-segment
Before Elimination of Inter-segment Sales	Sales

Years Ended December 31,
	2005	2006	2007	2007	2007

	RMB	RMB	RMB	%	%

		(in millions)

Revenue

Alumina:

External sales	22,504.4	25,602.1	20,818.4	23.0	27.3

Inter-segment sales	6,181.4	12,666.7	14,311.5	15.8

Total	28,685.8	38,268.8	35,129.9

Primary aluminum:

External sales	17,965.8	38,393.7	53,706.7	59.4	70.5

Corporate and other services:

External sales	201.6	830.8	1,655.3	1.8	2.2

Total Revenue before
Inter-segment eliminations	46,853.2	77,493.3	90,491.9	100.0
Eliminations of inter-segment sales	(6,181.4)	(12,666.7)	(14,311.5)

Consolidated total sales	40,671.8	64,826.6	76,180.4		100.0

The following table sets forth, for the periods indicated, revenue, costs of sales, other costs net of other revenues and other income, and operating income (loss) by segment before and after elimination of inter-segment transactions.

Years Ended December 31,

2005	2006	2007

RMB	RMB	RMB

(in millions)
Alumina:

Sales	28,685.8	38,268.8	35,129.9
Total operating expenses	(18,401.9)	(24,410.3)	(26,963.9)

Operating profit	10,283.9	13,858.5	8,166.0

Primary aluminum:

Sales	17,965.8	38,393.7	53,706.7
Total operating expenses	(17,503.6)	(33,392.4)	(46,285.1)

Operating profit	462.2	5,001.3	7,421.6

Corporate and other services:

Sales	201.6	830.8	1,655.3
Total operating expenses	(304.4)	(890.2)	(1,732.3)

Operating loss	(102.8)	(59.4)	(77.0)

Segment operating income before unallocated
operating loss and inter-segment elimination	10,643.3	18,800.4	15,510.6

Unallocated operating loss	(321.9)	(859.7)	(1,035.2)
Inter-segment elimination	(107.9)	(273.0)	433.8

Total operating income	10,213.5	17,667.7	14,909.2

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Alumina Segment

Revenue. Our total revenue of the alumina segment decreased by RMB3,139 million, representing a decrease of 8.2% from RMB38,269 million in 2006 to RMB35,130 million in 2007, mainly due to a lower selling price of alumina products.

Revenue from the external sales of alumina segment decreased by RMB4,784 million or 18.7% from RMB25,602 million in 2006 to RMB20,818 million in 2007, mainly due to the decrease in external sales volume and decrease in the selling price of our alumina.

Revenue from the sales of alumina to our smelters increased by RMB1,645 million from RMB12,667 million in 2006 to RMB14,312 million in 2007, primarily due to the increase in the total demand for alumina for increased production of primary aluminum as a result of the acquisition of aluminum production enterprises.

Cost of sales. The total alumina segment cost of sales in 2007 increased from RMB24,410 million in 2006 to RMB26,964 million in 2007, representing a year-on-year increase of 10.5%, primarily due to an increase in sales volume of alumina and an increase in unit costs in 2007.

Operating Profit. Our total operating profit of alumina segment decreased by RMB5,693 million, or 41.1% from RMB13,859 million in 2006 to RMB8,166 million in 2007.

Primary Aluminum Segment

Revenue. Our total revenue for the primary aluminum segment increased by RMB15,313 million or 39.9% from RMB38,394 million in 2006 to RMB53,707 million in 2007, mainly due to the increase in our primary aluminum sales volume resulting from increased production capacity as a result of our acquisition and establishment of aluminum enterprises and technological renovation.

Cost of Sales. The total primary aluminum segment cost of sales in 2007 increased from RMB33,393 million in 2006 to RMB46,285 million in 2007, representing a year-on-year increase of 38.6%, primarily due to an increase in sales volume of primary aluminum in 2007.

Operating Profit. The primary aluminum segment recorded an operating profit of RMB7,422 million in 2007, representing an increase of RMB2,421 million as compared with RMB5,001 million in 2006.

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses of our headquarters, research and development services and product sales of our Research Institute to external customers. This segment recorded an increase in operating loss from RMB59 million in 2006 to a loss of RMB77 million in 2007.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Alumina Segment

Revenue. Our total revenue of the alumina segment increased by RMB9,583 million, representing an increase of 33.4% from RMB28,686 million in 2005 to RMB38,269 million in 2006.

Revenue from the external sales of alumina segment in 2006 increased by RMB3,098 million or 13.8% from RMB22,504 million in 2005 to RMB25,602 million in 2006, mainly due to the increase in external sales volume and selling price of our alumina.

Revenue from the sales of alumina to our smelters rose by RMB6,485 million from RMB6,182 million in 2005 to RMB12,667 million in 2006, primarily due to the increased total demand of alumina for production which was met by our increased output of primary alumina resulting from increased production capacity.

Cost of sales. The total alumina segment cost of sales in 2006 increased from RMB18,402 million in 2005 to RMB24,410 million in 2006, representing a year-on-year increase of 32.7%, primarily due to an increase in sales volume of alumina and an increase in unit costs in 2006.

Operating Profit. Our total operating profit of alumina segment increased by RMB3,575 million, or 34.8% from RMB10,284 million in 2005 to RMB13,859 million in 2006.

Primary Aluminum Segment

Revenue. Our total revenue for the primary aluminum segment increased by RMB20,428 million or 113.7% from RMB17,966 million in 2005 to RMB38,394 million in 2006, mainly due to the increase of the Group's primary aluminum sales volume and selling price.

Cost of Sales. The total primary aluminum segment cost of sales in 2006 increased from RMB17,504 million in 2005 to RMB33,393 million in 2006, representing a year-on-year increase of 90.8%, primarily due to an increase in sales volume of primary aluminum and an increase in unit costs in 2006.

Operating Profit. The primary aluminum segment recorded an operating profit of RMB5,001 million in 2006, representing an increase of RMB4,539 million as compared with RMB462 million in 2005.

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses of our headquarters, research and development services and product sales of our Research Institute to external customers. This segment recorded a decrease in operating loss from RMB103 million in 2005 to a loss of RMB59 million in 2006.

Working Capital and Liabilities

Our primary sources of funding are cash generated by operating activities, prepayments and deposits from customers, short-term and long-term borrowings, and proceeds from equity or debt offerings. Our primary uses of funds have been production-related working capital, repayments of short-term and long-term borrowings and capital expenditures. Since 2004, we have required our customers to make deposits or prepayments for purchases of alumina. As of December 31, 2007, the total amount of deposits and prepayments received amounted to RMB1,053 million. Our current assets amounted to RMB26,211 million at December 31, 2007, representing a decrease of RMB912 million as compared with RMB27,123 million at December 31, 2006.

As of December 31, 2007, our bank balances and cash amounted to RMB7,803 million, representing a decrease of RMB5,180 million as compared with RMB12,983 million as of December 31, 2006 mainly due to redemption of matured short-term bonds of RMB3,000 million and RMB2,000 million, respectively.

As of December 31, 2007, our inventories amounted to RMB13,474 million, representing an increase of RMB3,528 million as compared with RMB9,946 million as of December 31, 2006. Our days of inventory in 2007 were 74 days, representing an increase of 4 days as compared with 70 days in 2006, resulting from the increased reserve of minerals and the merger of Lanzhou Aluminum.

Our net accounts receivable amounted to RMB2,976 million, representing an increase of RMB694 million as compared with RMB2,282 million as of December 31, 2006. Of the accounts receivable, notes receivable increased from RMB1,735 million as of December 31, 2006 to RMB2,404 million, while trade receivables increased by RMB24 million from RMB548 million as of December 31, 2006 to RMB572 million. The revenue rate of trade receivables remained relatively unchanged at approximately 5.

As of December 31, 2007, our current liabilities amounted to RMB18,832 million, representing a decrease of RMB4,840 million as compared with RMB23,672 million at the end of 2006. Of the current liabilities, the total short-term loans decreased by RMB532 million to RMB3,115 million in 2007 from RMB3,647 million in 2006; short-term bonds amounted to RMB3,051 million, representing a decrease of RMB1,934 million as compared to the corresponding period in 2006; and accounts payable increased by RMB382 million while current income taxes payables and other current liabilities decreased by RMB1,223 million and RMB825 million, respectively.

In March 2007, we obtained Board approval to issue short-term bonds in the principal amount of not more than RMB5 billion and with a maturity period of one year, which was then approved by our shareholders at the Annual General Meeting held on May 18, 2007. On June 15, 2007, we issued domestic short-term bonds in the total principal amount of RMB3 billion to supplement our working capital. We have paid off the matured bonds on June 17, 2008.

A resolution relating to the issue of long-term corporate bonds by us in a principal amount not exceeding RMB5.0 billion was approved at our Special General Meeting held on February 27, 2007. On March 19, 2007, we received the requisite approvals and on June 13, 2007, we issued long-term corporate bonds with maturity of ten years in the principal amount of RMB2 billion. The bonds bear interest at a fixed rate of 4.50% per annum. The proceeds raised from the bonds issuance will be used mainly for renovation or expansion of our alumina and aluminum production facilities.

As a result of the foregoing, our net current assets amounted to RMB7,379 million as of December 31, 2007. This represented an increase of RMB3,928 million as compared to the net current assets of RMB3,451 million as of December 31, 2006.

As of December 31, 2007, our current ratio (current assets/current liabilities) was 1.39, representing an increase of 0.24 as compared to 1.15 as of December 31, 2006. Our quick ratio ((current assets - inventories)/current liabilities) was 0.68, representing a decrease of 0.05 as compared to 0.73 in 2006.

Our gearing ratio (net debts/total capital as defined in Note 3(c) to our audited consolidated financial statements) remained relatively stable at approximately 29.99% as of December 31, 2007 (2006: 28.34%).

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

If we fail to achieve timely rollover, extension or refinancing of our short-term debts, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

In light of our good credit standing and various domestic and overseas financing methods, we believe that there will be no difficulty in financing capital investments. Our capital expenditures and external investments are mainly financed by operating activities, long-term and short-term borrowings and additional shares placement.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2007 amounted to RMB7,707 million, including Renminbi balances and foreign currency deposits of Hong Kong dollar, US$, EURO and Australian dollar which were respectively translated to RMB128.28 million, RMB41.07 million, RMB32.41 million and RMB11.39 million. The following table sets forth, for the periods indicated, a condensed summary of our statement of cash flows:

Years Ended December 31,

2005	2006	2007

RMB	RMB	RMB

(in millions)

Net cash generated from operating activities:

Operating profit before working capital changes(1)	13,017.2	21,152.2	19,584.3
Net change in working capital(2)	(850.5)	(2,426.2)	(4,236.9)
Interest paid	(780.0)	(864.6)	(1,174.7)
PRC income tax paid	(2,682.5)	(3,714.0)	(3,995.6)

Total	8,704.2	14,147.4	10,177.1

Net cash used in investing activities:

Purchase of property, plant and equipment and intangible assets	(8,691.1)	(6,658.2)	(9,674.2)
Purchase of land use rights	(56.9)	(44.3)	(313.5)
Investment in jointly controlled entities	(117.2)	(402.8)	(63.9)
Investment in associates	(799.0)	(247.5)	-

Interest received	91.7	157.7	216.3
(Increase)/Decrease in short-term cash investment	-	(3,000.0)	2,903.9
Others	144.2	(513.4)	(256.5)

Total	(9,428.3)	(10,708.5)	(7,187.9)

Net cash inflow/(outflow) from financing activities:

Net proceeds from issue of shares	-	4,390.5	(119.0)
Drawdown of loans	8,372.4	3,813.7	5,462.4
Repayments of loans	(6,944.3)	(7,332.4)	(6,513.6)
Proceeds from bonds	1,943.2	4,913.4	4,966.5
Repayments of bonds	-	(2,000.0)	(5,000.0)
Net contributions from owners and minority shareholders	652.2	(380.2)	(84.0)
Dividend paid by a subsidiary to minority shareholders	(115.8)	(117.2)	(465.7)
Dividends paid	(1,970.8)	(4,558.8)	(3,512.0)

Total	1,936.9	(1,271.0)	(5,265.4)

Net increase/(decrease) in cash and cash equivalents	1,212.8	2,167.9	(2,276.2)

(1)	Represents profit before income tax expense and minority interest as adjusted for depreciation, loss on disposal of property, plant and equipment, interest income and interest expense, etc.

(2)	Represents (increase)/decrease in inventories, accounts receivable, other current assets, accounts payable and other payables and accruals, etc.

Net Cash Generated From Operating Activities

Cash from operations decreased by RMB3,970 million or 28.06% from RMB14,147 million in 2006 to RMB10,177 million in 2007. The decrease was primarily the result of our slightly decreased profit.

Cash from operations increased by RMB5,443 million, or 62.5% from RMB8,704 million in 2005 to RMB14,147 million in 2006. The increase was primarily the result of our increased profit.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2007 was RMB7,188 million, decreasing by RMB3,520 million compared with RMB10,708 million in 2006. This was mainly due to the combination of increase in our capital expenditure and decrease in short-term cash investment upon maturity.

Net cash used in investing activities in 2006 was RMB10,708 million, increased by RMB1,280 million compared with RMB9,428 million in 2005. This was primarily attributable to increase in short-term cash investments and business acquisitions offset by a decrease in other capital expenditure during 2006.

Net Cash Inflow/(Outflow) from Financing Activities

Net cash outflow from financing activities amounted to RMB5,265 million in 2007, which was an increase of RMB3,994 million from RMB1,271 million in 2006. In 2007, there was cash outflow consisting of short-term bond repayments of RMB5 billion, loan repayments of RMB6,513 million and dividend payments of RMB3,978 million. These were partially offset by cash inflow from the issuance of bonds for net proceeds of RMB4,967 million, additional loans taken of RMB5,462 million.

Net cash outflow from financing activities amounted to RMB1,271 million in 2006. We had a cash inflow from financing activities of RMB1,937 million in 2005. The combination of the increase in cash dividend payments and investment refunds to minority shareholders of a subsidiary in 2006 and the initial public offering of Baotou Aluminum in 2005 contributed to the major change in cash flow in financing activities across years. We continue to benefit from the centralized cash management system implemented since 2002. We expect that this system will continue to help:

*	centralize and simplify internal clearing and settlement procedures;

*	utilize excess bank deposits to reduce bank borrowings; and

*	improve the efficiency of our internal funds management.

Borrowings and Banking Facilities

Our net borrowings for the years ended December 31, 2005, 2006 and 2007 were as follows:

As of December 31,

2005	2006	2007	2007

RMB	RMB	RMB	US$(1)

(in millions)

Short-term loans	3,081.4	3,647.0	3,114.6	426.98
Short-term bonds	1,970.8	4,985.1	3,051.5	418.32
Long-term loans	11,997.7	11,682.5	14,333.3	1,964.92
Long-term bonds	-	-	2,029.2	278.18

Total debts	17,049.9	20,314.6	22,528.6	3,088.40

Less: Bank balances and cash	(7,815.1)	(12,983.1)	(7,802.9)	(1,069.68)

Net debts	9,234.8	7,331.5	14,725.7	2,018.72

The aggregate maturities of our outstanding long-term borrowings (including long-term loans and long-term bonds) as of December 31, 2007 were as follows:

Principal Outstanding as of
Maturity Date	December 31, 2007

RMB	US$(1)

(in millions)

2008	2,194	301
2009	2,308	316
2010	1,483	203
2011	1,337	183
2012	2,130	292
After 2012	6,881	943

Total	16,333	2,238

(1)

Translated solely for the convenience of the reader into U.S. dollars at noon buying rate in New York City on December 31, 2007 for cable transfers in RMB by the Federal Reserve Bank of New York of US$1.00 to RMB7.2946.

As of December 31, 2007, except for a long-term of approximately 736 million Japanese yen (or equivalent of RMB47.19 million) and a short-term loan of approximately US$12 million (or equivalent of RMB85.8 million), all the other borrowings were denominated in RMB. Please also refer to Item 11 for details of interest rate structure disclosure of the borrowings above.

We had total bank balances and cash as of December 31, 2007 of RMB7,803 million, equivalent to US$1,070 million. Additionally, we have a history of strong earnings and of generating significant cash inflows from our continuous operating activities (cash generated from operating activities amounted to approximately RMB10,177 million, equivalent to US$1,395 million for the year ended December 31, 2007). Our Directors are of the view that we will continue to be able to meet our borrowing payment obligations as they fall due from working capital generated from our operating activities. Additionally, our Directors do not foresee any events that may have an impact on our satisfaction of such obligations.

As of December 31, 2007, we had secured loans of RMB526 million (including short-term loans) and we, on a stand-alone basis, provided guarantees in respect of RMB2,087 million of long-term loans for our subsidiaries.

As of December 31, 2007, Chinalco guaranteed RMB300 million of our bank loans. The guarantees by Chinalco and its subsidiaries to various banks in respect of banking facilities and loans granted to third parties as of December 31, 2000 remained with Chinalco after our reorganization.

As of December 31, 2007, we had total banking facilities of RMB49,764 million. Out of the total banking facilities granted, amounts totaling RMB16,246 million have been utilized as of December 31, 2007. Approximately RMB31,000 million in bank facilities are subject to renewals in 2008. We believe that we will be able to renew these facilities when they expire.

In addition, as of December 31, 2007, we had credit facilities through our primary aluminum futures agent at the LME amounting to RMB387 million, in which RMB6 million has been utilized. The futures agent has the right to adjust the related credit facilities.

Foreign Exchange

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenue into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials. Under current foreign currency regulations in China, to meet these needs, we are permitted to convert Renminbi into the necessary foreign currencies at authorized banks based on a presentation of the relevant contracts. We may also borrow foreign currency loans from such banks for these purposes. To the extent that we need to obtain foreign currency funding for capital projects as defined under foreign exchange regulations, we would be required to obtain approval from the State Administration of Foreign Exchange. Transactions in foreign exchange are translated at exchange rates prevailing at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at exchange rates prevailing at the balance sheet date. Exchange differences arising in these cases are recognized as income or expense in the income statement.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact our ability to carry out operations relating to foreign exchange. Those changes will also impact our ability to pay dividends in HK dollars and to pay dividends of American Depository Shares in U.S. dollars. We believe that we are able to obtain sufficient foreign exchange to implement the above-mentioned obligations. In addition, our foreign currency denominated short-term bank deposits amounted to RMB309.2 million, of which RMB41.1 million was denominated in U.S. dollars, RMB107.4 million was denominated in Australian dollars and RMB128.3 million was denominated in HK dollars. Most of our sales are domestic and, as such, we have a limited amount of foreign currency denominated accounts receivable. See "Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Risk". Our sources of foreign exchange include the H Shares placement, borrowings and funds converted from Renminbi. We do not anticipate that we will incur significant additional foreign currency debts in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H Shares in HK dollars and on ADSs in U.S. dollars. As of December 31, 2007, we maintained bank balances of US$5.6 million, HK$137.0 million, 16.8 million Australian dollars and 3.0 million euros or the equivalent of approximately RMB309.2 million for purposes of satisfying our foreign currency obligations and paying dividends to our overseas shareholders. We believe that we have obtained or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

Impact of Appreciation of Renminbi

We believe that, given that the price of domestic alumina is determined by referring to the price of imported alumina, the appreciation of Renminbi will affect prices of the domestic spot market of alumina.

However, the appreciation of Renminbi will not have a significant impact on our operations because our import and export volume and foreign currency loans were minimal in 2007. From the perspective of production costs, the appreciation of Renminbi will, to some extent, decrease our competitiveness in the international market.

Inflation

According to the National Bureau of Statistics of China, China experienced inflation of 0.7% in 2001, deflation of 0.8% in 2002, inflation of 1.2%, 3.9%, 1.8%, 1.3% and 4.8% in 2003, 2004, 2005, 2006 and 2007, respectively. As a result, inflation in the PRC has not had a significant impact on our operating performances in recent years.

Trend Information

In 2007, China's GDP growth rate reached 11.4%. China's economy is expected to continue its strong growth in 2008, with increasingly important contribution from industrial growth. We expect the national demand for alumina and primary aluminum to grow in line with the nation's continuous economic growth. The development of the Chinese economy is expected to further support market prices of primary aluminum and alumina.

However, we will continue to face challenges in 2008, such as:

*	an increase in production cost resulting from continued increases in prices of raw materials, fuel and power; and

*	intensified domestic competition resulting from the cancellation of tax refund for primary aluminum export and the enhancement of the production capacity of alumina.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRS, which differs in various material respects from U.S. GAAP. See Note 37 to our audited consolidated financial statements for details. The summary of differences involve management's estimates and assumptions which may affect the reported amounts of assets and liabilities, the disclosure regarding contingent assets and liabilities and revenues and expenses. These material differences, as they apply to our financial statements, relate primarily to the following:

(a)	Revaluation of property, plant and equipment

(b)	Amortization of goodwill

(c)	Unrecognized excess of interest in the net fair value of net assets acquired over cost

(d)	Revaluation of mining rights

(e)	Fair value of consideration on acquisitions

(f)	Acquisition of minority interest

(g)	Acquisition of Baotou Aluminum

(h)	Minority interest

(i)	Income tax effect of U.S. GAAP adjustments

Contractual obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:

Payment due by period
Total	2008	2009-2010	2011-2012	Thereafter

RMB	RMB	RMB	RMB	RMB

(in millions)

Long-term debts	14,333.3	2,194.0	3,791.7	3,466.8	4,880.8
Long-term bonds	2,000.0	-	-	-	2,000.0
Interest payments	4,623.9	969.5	1,497.0	1,105.2	1,052.2
Operating leases	27,148.5	686.9	1,373.8	1,373.9	23,713.9
Capital commitment for
property, plant and equipment	8,698.1	8,698.1	-	-	-
Commitments for capital contribution	550.4	550.4	-	-	-

Total	57,354.2	13,098.9	6,662.5	5,945.9	31,646.9

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by segment for the years ended 2005, 2006 and 2007, and the capital expenditures in each segment as a percentage of our total capital expenditures for such years.

Years Ended December 31,

2005	2006	2007

RMB	%	RMB	%	RMB	%

(in millions, except percentages)

Alumina	5,312.9	57.8	3,462.9	27.0	4,634.9	25.6
Primary aluminum	3,621.0	39.4	8,567.3	66.7	12,507.3	69.0
Corporate and other services	124.8	1.4	120.3	1.0	493.7	2.7
Unallocated	129.6	1.4	682.0	5.3	498.0	2.7

Total	9,188.3	100.0	12,832.5	100.0	18,133.9	100.0

In 2007, we spent approximately 94.6% of our capital expenditure to improve our alumina and primary aluminum production capacity.

*

We used RMB4,634.9 million of our alumina segment expenditures: (i) to expand our alumina production capacity; (ii) to undertake technological improvements to our alumina production processes and facilities and (iii) for the Guizhou branch project to improve the control on environment protection.

*	We used RMB12,507.3 million to expand our primary aluminum production capacity of primary aluminum smelters, such as Lanzhou Aluminum.

In 2008, we expect to use approximately RMB20,600 million for technology upgrade and acquisition of new plants; of this amount, we expect to use approximately RMB8,710.0 million for our alumina project, approximately RMB7,180.0 million for our primary aluminum projects and approximately RMB4,180.0 million for acquisition of new plants.

Our capacity expansion plan reflects our focus on completion of our production chain, which consists of mining operation, alumina production operation and primary aluminum production operation, to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities and may take advantage of these opportunities if we determine that it is in our and our shareholders' best interests. We expect that our alumina and primary aluminum production capacity will reach approximately 11.1 million and 3.9 million tonnes, respectively, by the end of 2008.

These are our current plans with respect to our capital expenditures. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans.

As of December 31, 2007, our capital commitments relating to investments in property, plant and equipment amounted to RMB27,355 million, of which those contracted but not provided for amounted to RMB8,698 million and those authorized and not contracted amounted to RMB18,657 million. Our external investment commitments amounted to RMB550 million, mainly attributable to the establishment of Chalco Zunyi. Our investment in construction and upgrade of technology as well as external investment and acquisition improved our capacity and output of alumina and primary aluminum.

We expect to use operating cash flow in meeting such commitments with the shortfall be satisfied by bank loans and short-term and long-term bonds.

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

Our total expenditure for research and development was approximately RMB114.6 million, RMB116.4 million and RMB228.0 million for 2005, 2006 and 2007, respectively.

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

Directors

An election of the Board was conducted at the 2006 Annual General Meeting held on May 18, 2007. The third session of the Board consisted of nine Directors, with four Executive Directors, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, two Non-Executive Directors, namely Mr. Shi Chungui, and Mr. Helmut Wieser (resigned from the position of Non-Executive Director on September 17, 2007 as Alcoa Inc. sold all its shares in the Company), and three Independent Non-Executive Directors, namely Mr. Poon Yiu Kin, Samuel (resigned from the position of Independent Non-Executive Director on May 9, 2008), Mr. Kang Yi and Mr. Zhang Zhuoyuan. Mr. Xiao Yaqing is Chairman and Chief Executive Officer (CEO). On May 9, 2008, Mr. Wang Mengkui and Mr. Zhu Demiao were elected to be our Independent Non-Executive Directors.

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

The table and discussion below set forth information concerning our directors as of December 31, 2007.

Name	Age	Positions with the Company

Executive Directors

Xiao Yaqing	49	Chairman of the Board of Directors and Chief Executive Officer

Luo Jianchuan	45	Director and President

Chen Jihua	40	Director, Vice President and Chief Financial Officer

Liu Xiangmin	46	Director and Vice President

Non-executive Directors

Shi Chungui	68	Director

Independent Non-executive Directors

Poon Yiu Kin, Samuel	49	Independent Director

Kang Yi	68	Independent Director

Zhang Zhuoyuan	74	Independent Director

We appointed two new Independent Non-Executive Directors at our Annual General Meeting held on May 9, 2008. The table and discussion below set forth information concerning our Directors as of June 23, 2008:

Name	Age	Positions with the Company

Executive Directors

Xiao Yaqing	49	Chairman of the board of directors and Chief Executive Officer
Luo Jianchuan	45	Director and President
Chen Jihua	40	Director, Vice President and Chief Financial Officer
Liu Xiangmin	46	Director and Vice President

Non-executive Directors

Shi Chungui	68	Director

Independent Non-executive Directors

Kang Yi	68	Independent Director
Zhang Zhuoyuan	74	Independent Director
Wang Mengkui	70	Independent Director
Zhu Demiao	44	Independent Director

Executive Directors

Xiao Yaqing, aged 49, is the Chairman of the Board, Chief Executive Officer of the Company, the Chairman of the Nomination Committee of the Board and is also the President of Aluminum Corporation of China. He has been employed by the Company since 2004. Mr. Xiao graduated from Central South University of Industry in 1982 majoring in pressure processing and holds a doctorate degree from Central South University of Industry. Mr. Xiao is a professor-grade senior engineer. Having engaged in such fields as metallic material research, production and corporate management, and capital operation for a long time, Mr. Xiao has outstanding achievement as well as extensive practical experience and eminent operating competence. He formerly served as an engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He had also served as General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and Deputy President of Aluminum Corporation of China.

Luo Jianchuan, aged 45, is an Executive Director and President of the Company as well as the Chairman of Development Planning Committee of the Board. He has been employed by the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985 majoring in mining, holds a doctorate degree from Central South University of Industry and is a senior engineer. He has participated in nonferrous metal trading and corporate management for a long period of time, and thus has extensive professional experience and strong management skill in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Beijing Xinquan Tech-trading Corporation, Assistant to General Manager of China Non- Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited, General Manager of the Operations and Sales Division, Vice President and Senior Vice President of the Company.

Chen Jihua, aged 40, is an Executive Director, Vice President and the Chief Financial Officer of the Company. Mr. Chen has been employed by the Company since 2001. He holds a Master's degree from Central University of Finance and Economics. He has engaged in corporate and financial management for a long time and accumulated extensive and professional experience. He formerly served as Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, Financial Controller of Red Bull Vitamin Beverages Company Limited, Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited, Financial Controller of Jitong Network Communications Company Limited, the Assistant to the President of Aluminum Corporation of China and General Manager of the Company's Finance Department.

Liu Xiangmin, aged 46, is an Executive Director and Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metal science and holds a doctorate degree in Central South University of Industry. He is a professor-grade senior engineer and has participated in non-ferrous metal metallurgy and corporate management for a long term and accumulated extensive and professional experience. Mr. Liu previously served as Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, Deputy Head of Zhongzhou Aluminum Plant, and General Manager of Zhongzhou branch of the Company.

Non-Executive Directors

Shi Chungui, aged 68, is a Non-executive Director of the Company and a member of the Expert Advisory Committee of China Cinda Asset Management Corporation. He has been employed by the Company since 2005. He graduated from Northeast University of Finance and Economics and majoring in accounting in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was previously Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, President of Hebei Branch of China Construction Bank, President of Beijing Branch of China Construction Bank, Deputy President of the Head Office of China Construction Bank and Deputy President of China Cinda Asset Management Corporation.

Independent Non-Executive Directors

Kang Yi, aged 68, is an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Company. Mr. Kang has served as an Independent Non-Executive Director of the Company since 2004. Mr. Kang graduated from Central South University of Industry in 1965 majoring in the metallurgy of non-ferrous metals. He is a professor-grade senior engineer and has engaged in corporate management and civil service for a long term. Mr. Kang has extensive experience and is currently Chairman of the China Nonferrous Metals Industry Association. He is also a member of the China Association for Science and Technology, Chairman of Non-ferrous Metals Society of China and an Independent Non-Executive Director of Jiangxi Copper Company Limited. Mr. Kang once served as factory manager of Qingtongxia Aluminum Plant, Head of the Economic Committee of Ningxia Hui Autonomous Region, Deputy General Manager of China Non-ferrous Metals Industry Corporation, Deputy Head of the State Non-ferrous Metals Industry Bureau and a member of the previous session of National Committee of the Chinese People's Political Consultative Conference ("CPPCC").

Zhang Zhuoyuan, aged 74, is an Independent Non-Executive Director of the Company. He is a member of the Chinese Academy of Social Sciences and a researcher of Institute of Economics. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive and professional accomplishment in such aspects as political economy, price theory and marketing. Mr. Zhang had consecutively served as the director and researcher of the Institute of Finance, Trade and Economics of Chinese Academy of Social Sciences, the chief editor of "Finance & Trade Economics" and a tutor of doctorate students, director, researcher and tutor of doctorate students of the Institute of Industrial Economics of Chinese Academy of Social Sciences, director, researcher and tutor of doctorate students of the Institute of Economics of Chinese Academy of Social Sciences. He is the chief editor of Economics Research Journal. Mr. Zhang is also a member of the Ninth and Tenth Sessions of CPPCC, deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Studies, director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science. Mr. Zhang is also currently an Independent Director of Jiangnan Securities Co.Ltd.

Wang Mengkui, aged 70, was elected as an Independent Nonexecutive Director of the Company on May 9, 2008. Mr. Wang is an economist. He graduated from School of Economics, Beijing University. He is a professor and doctor advisor of Beijing University. He has engaged in long-term on economic theory analysis and economic policy and he is experienced in economic theory and practice. He had served in the magazine "Red Flag" and First Ministry of Machine Building Industry and served as a vice head and researcher of the economic team of the research office of the Secretariat of the CPC Central Committee, the governing member of the State Development and Planning Commission, the executive vice director of economic research centre of the State Development and Planning Commission, the vice director and director of the Development Research Center of the State Council. He also served as a member of the tenth Standing Committee of NPC, the vice director of Financial and Economic Affairs Committee of NPC. He has participated in the drafting of many important documents of China's government, and took charge of various important research topics such as national economic and social development and economic system reform. He has many publications in economics and other areas.

Zhu Demiao, aged 44, was elected as an Independent Nonexecutive Director of the Company on May 9 2008. Zhu Demiao is the managing director of Oaktree Capital (Hong Kong) Ltd. He graduated from the University of Chicago GSB with a MBA degree, and obtained a master's degree in economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a bachelor's degree in economics from Hebei Geological Institute. Mr. Zhu is a PRC Certified Public Accountant. He has extensive experience in finance and international capital market. He had participated in financing, auditing and consultation project in several multinational companies as well as merger and acquisition project of large scale enterprises. Mr. Zhu served as the managing director, member of executive committee of Asia-pacific region and chairman of operation committee of great China region of JP Morgan Chase & Co. and served as the head of China business in equity capital market department and the investment bank department of Credit Suisse First Boston. He also worked in the investment analysis department of the FMC Corporation in Chicago, and served in the Ministry of Finance, PRC.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors. Mr. Luo Tao and Mr. Ou Xiaowu resigned as Chairman of the Supervisory Committee and Supervisor of the Company, respectively, with effect from August 23, 2006, and Mr. Ao Hong and Mr. Zhang Zhankui were appointed as Chairman of the Supervisory Committee and Supervisor respectively at the Extraordinary General Meeting on October 13, 2006. On May 18, 2007, Mr. Ao Hong, Mr. Yuanli and Mr. Zhang Zhankui were elected to renew their terms of office.

The supervisors convened two meetings in 2007. The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Ao Hong	47	Chairman of Supervisor Committee

Yuan Li	50	Supervisor (employee representative), General Manager of Corporate Culture Department of the Company

Zhang Zhankui	50	Supervisor

Ao Hong, aged 47, is currently a Vice President of Aluminum Corporation of China. Mr. Ao graduated from Kunming University of Science and Technology majoring in Metallurgy. He holds a Master degree from Central South University and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Yuan Li, aged 50, is a Supervisor elected as the employee representative of the Company and a General Manager of the Corporate Culture Department of the Company. Mr. Yuan has been employed by the Company since 2001. He is an engineer with extensive administrative and managerial experience. He formerly served as a Manager and Deputy Head of the General Management Office of China Non-ferrous Metals Industry Corporation, Head of the Department of Research and Investigation as well as Head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry and the Deputy Head of the Department of Political Affairs and the Head of the Community Union Working Department of Aluminum Corporation of China.

Zhang Zhankui, aged 50, is Deputy Head of the Finance Department of Aluminum Corporation of China. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang formerly served as Head of the Finance Division and then Head of the Audit Division of China General Design Institute for Non-ferrous Metals, Deputy General Manager of Beijing Enfei Tech-industry Group, Head of the Accounting Division of the Finance Department and Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, manager of the Asset and Finance of the Listing Office of Chinalco and Head of the Fund Division of the Finance Department of Chinalco and manager of the General Division of the Finance Department of the Company.

Other Senior Management Personnel

The table and discussion below set forth certain information concerning other senior management personnel.

Name	Age	Positions with the Company

Ding Haiyan	50	Vice President

Jiang Yinggang	45	Vice President

Liu Qiang	44	Secretary to the Board

Ding Haiyan, aged 50, is Vice President of the Company and has been employed by the Company since 2001. Graduating from Capital University of Economics and Business in 1982 majoring in Labor Economics, Mr. Ding holds a Master's degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, merger and acquisition of enterprises and capital operation. He once served as Head of Labor Wage Division of the Human Resource Department and Deputy Director of the Bureau of Labor and Insurance of China Nonferrous Metals Industry Corporation, the Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as Head Manager of the Department of Asset Operation, Deputy Head of the Listing Office and Assistant to President of Aluminum Corporation of China, and was an Executive Director and the Secretary of the Board of the Company.

Jiang Yinggang, aged 45, is Vice President of the Company and General Manager of Qinghai branch of the Company. Grauduating in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a Master's degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. He has participated in production operation and corporate management of production enterprises for a long period of time and has extensive professional experience. He has served as Deputy Head and Head of Corporate Management Department of Qinghai Aluminum Plant, Head of Qinghai Aluminum Smelter, Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and General Manager of Qinghai branch of the Company.

Liu Qiang, aged 44, is Secretary to the Board and has been employed by the Company since 2001. Ms. Liu holds a Master's degree in English literature and is a deputy senior translator. She studied finance and business administration at the University of International Business and Economics, Beijing for one year. Ms. Liu has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. She once served in the finance department of Hong Kong Oriental Xiyuan (Holdings) Company Limited. Ms. Liu formerly served as Manager of the finance department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as Deputy Manager of the Import and Export Division of China Aluminum International Trading Co., Ltd.

Audit Committee

On May 9, 2008, Mr. Poon Yiu Kin, Samuel, former Chairman of the audit committee, resigned from the position of Independent Non-Executive Director and Mr. Wang Mengkui and Mr. Zhu Demiao were elected as new Independent Non-Executive Directors. Currently, our audit committee consists of four Independent Non-Executive Directors, namely, Mr. Wang Mengkui, Mr. Zhu Demiao, Mr. Kang Yi and Mr. Zhang Zhuoyuan. Mr. Zhu Demiao is Chairman of the audit committee. Our audit committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, approve related party transactions, supervise our internal financial reporting process, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors, and review management policies. The audit committee convened four meetings in 2007.

Remuneration Committee

We established a Remuneration and Nomination Committee under the Board. At the first meeting of the Third Session of the Board held on May 18, 2007, Remuneration and Nomination Committee was divided into two committees, namely Remuneration Committee and Nomination Committee. On May 9, 2008, Mr. Poon Yiu Kin, Samuel, resigned from the position of independent non-executive director and Mr. Wang, Mengkui and Mr. Zhu, Demiao were elected as new members of the remuneration committee. Currently, our remuneration committee consists of one Executive Director, namely Mr. Chen Jihua and two Independent Non-Executive Directors, Mr. Kang Yi, and Mr. Zhang Zhuoyuan. Mr. Kang Yi serves as the Chairman of the Committee.

Committee members' responsibilities as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the Directors and senior management, reviewing the regulations of assessment of achievement and performance of Executive Directors and senior managers. In 2007, Remuneration Committee convened one meeting, mainly focusing on the withdrawal of discretionary bonus of the Company's Directors, Supervisors and Senior Management, and the proposal in relation to liability insurance of the Company's Directors, Supervisors and Senior Management.

Nomination Committee

We established a Remuneration and Nomination Committee under the Board. At the first meeting of the Third Session of the Board held on May 18, 2007, Remuneration and Nomination Committee was divided into two committees, namely Remuneration Committee and Nomination Committee. On May 9, 2008, Mr. Poon Yiu Kin, Samuel, resigned from the position of Independent Non-Executive Director. Currently, the nomination committee consists of two Executive Directors, namely Mr. Xiao Yaqing and Mr. Luo Jianchuan and two Independent Non-executive Directors, Mr. Kang Yi, and Mr. Zhang Zhuoyuan. Mr. Xiao Yaqing serves as the Chairman of the Committee.

Committee members' responsibilities as set out in the committee charter include reviewing and recommending selection of Independent Directors and members of the committees under the Board of Directors, approving the terms of Directors service contracts, and the appointment and removal of senior executives. In 2007, the Committee convened two meetings, mainly focusing on nomination of candidates for the Chief Executive Officer, President and Secretary of the Board of our Company and other members of the Board.

We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee which must be composed entirely of independent directors.

Planning and Development Committee

We have established a strategic planning and development committee which consists of Executive Directors, Mr. Luo Jianchuan, Mr. Liu Xiangmin, Mr. Ding Haiyan, Mr. Yu Xin Xing and Mr. Xie Hong. Mr. Luo Jianchuan was Chairman of the Committee. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and annual rates of return on investments.

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

Compensation

Directors', Supervisors' and Senior Officers' Compensation

The aggregate amount of cash compensation paid by us to our Directors (not including our Independent Directors), Supervisors and senior management in 2007 for services performed as Directors, Supervisors and officers or employees of our Company was approximately RMB7.1 million. The aggregate amount of cash compensation paid by us to our Supervisors and senior management in 2007 was approximately RMB0.6 million and RMB1.8 million, respectively. Our Executive Directors and Supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits, as well as our contribution to the pension plans. Directors and Supervisors who are not employed by us receive fees for their services. We have entered into three-year service contracts with all of our Directors and Supervisors. None of these service contracts provides benefits to our Directors upon termination.

Details of the emoluments paid to the Company's Directors during the reporting period are as follows:

For the year ended December 31, 2007
Employer's
contribution to
			Discretionary	retirement
Name of Director	Fees	Salary	bonus	schemes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Executive Directors
Xiao Yaqing	-	743	577	21	1,341
Luo Jianchuan	-	622	480	21	1,123
Chen Jihua	-	500	261	21	782
Liu Xiangmin	-	500	261	21	782
Zhang Chengzhong(1)	-	208	109	9	326
Non-Executive Directors
Shi Chungui	150	-	-	-	150
Joseph C. Muscari(2)	58	-	-	-	58
Helmut Wieser(5)	51	-	-	-	51
Independent Non-Executive Directors
Poon Yiu Kin, Samuel(4)	229	-	-	-	229
Wang Dianzuo(3)	91	-	-	-	91
Kang Yi	233	-	-	-	233
Zhang Zhuoyuan	158	-	-	-	158

Total	970	2,573	1,688	93	5,324

(1)	Mr. Zhang Chengzhong was appointed as an Executive Director of the Company on October 13, 2006 and resigned on May 18, 2007.

(2)	Mr. Joseph C Muscari resigned from his office as a Non-Executive Director of the Company on May 18, 2007.

(3)	Mr. Wang Dianzuo resigned from his office as a Non-Executive Director of the Company on May 18, 2007.

(4)	Mr. Poon Yiu Kin, Samuel resigned from the position of Independent Non-Executive Director on May 9, 2008.

(5)	Mr. Helmut Wieser resigned from the position of Non-Executive Director on September 17, 2007.

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

Board Practices

Board of Directors

An election of the Board was conducted at the 2006 Annual General meeting held on May 18, 2007. The third session Board consisted of nine Directors, with four Executive Directors, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, two Non-executive Directors, namely Mr. Shi Chungui and Mr. Helmut Wieser (resigned from the position of Non-Executive Director on September 17, 2007 as Alcoa Inc. sold all its shares in the Company), and three Independent Non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan. Mr. Xiao Yaqing is Chairman and Chief Executive Officer ("CEO").

Mr. Helmut Wieser resigned from the position of Non-Executive Director on September 17, 2007 as Alcoa Inc. sold all its shares in our Company. Mr. Poon Yiu Kin, Samuel, resigned from the position of Independent Non-Executive Director and Mr. Zhu Demiao and Mr. Wang Mengkui were elected as new Independent Non-Executive Director at the Annual General Meeting held on May 9, 2008.

Supervisory Committee

We have a supervisory committee composed of three Supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be reappointed to serve consecutive terms. The Supervisory Committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the Supervisory Committee. The term of office of the Chairman is three years, renewable upon re-election. The Supervisory Committee of the Company consists of three members, with one Supervisor being elected from the staff as a representative of the employees. Members of the Supervisory Committee may also observe meetings of the Board of Directors. Our current Supervisory Committee was appointed at the Annual General Meeting held on May 18, 2007, and Mr. Ao Hong and Mr. Zhang Zhankui have been re-elected as Chairman of the Supervisory Committee and Supervisor, respectively. In the election of staff representatives held in the same month, Mr. Yuan Li was re-elected as the staff representative Supervisor of the Third Session of the Supervisory Committee.

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

Audit Committee

See "Item 6. Directors, Senior Management and Employees - Audit Committee".

Employees

As of December 31, 2005, 2006 and 2007, we had a total of approximately 68,200, 88,004 and 94,269 employees, respectively.

The table below sets forth the number of our employees by function as of the period indicated:

As of December 31,

- 78 -

2005	2006	2007

% of Total	% of Total	% of Total

Function:

Alumina production	38,124	55.9	38,360	43.6	40,508	43.0
Primary aluminum production	19,164	28.1	35,564	40.4	39,741	42.1
Mining	3,431	5.0	4,400	5.0	4,658	5.0
Research and development	1,990	2.9	2,552	2.9	2,510	2.7
Sales and marketing	686	1.0	880	1.0	583	0.6
Management and other	4,805	7.1	6,248	7.1	6,269	6.6

Total	68,200	100.0	88,004	100.0	94,269	100.0

The table below sets forth the number of our employees as of December 31, 2007:

Location	Employees	% of Total

Shandong
Shandong branch	10,719	11.4
Shandong Huayu	1,457	1.6

Henan
Henan branch	10,705	11.4
Zhongzhou branch	5,051	5.4
Research Institute	658	0.7
Chalco Mining	2,883	3.1
Jiaozuo Wanfang	3,505	3.8

Guizhou
Guizhou plant	15,294	16.2
Zunyi Aluminum	1,324	1.4

Guangxi
Guangxi plant	4,861	5.2

Shanxi
Shanxi plant	12,589	13.4
Shanxi Huasheng	2,241	2.4
Shanxi Huaze	2,228	2.4

Gansu
Lanzhou Aluminum	4,641	4.9
Gansu Hualu	1,501	1.6

Liaoning
Fushun Aluminum	1,995	2.1

Qinghai
Qinghai branch	5,075	5.4
Others (including the employees of subsidiaries under construction)	7,450	7.9

Headquarters	92	0.1

Total	94,269(1)	100.0

(1)	Baotou Aluminum was acquired by us in December 2007 and the employees of Baotou Aluminum were not included.

We have workers' unions at the plant level that protect employees' rights and welfare benefits, organize educational programs, encourage employee participation in management decisions, and assist in mediating disputes between individual employees and us. All employees are union members. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that we have good relationships with our employees.

The remuneration package of our employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, childcare and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20.0% depending in part on the location of the plant and the average age of the employees. We have made all required pension contributions up to December 31, 2007. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We have also introduced a new employee incentive plan which includes performance bonuses for our employees. We provide to our employees various social welfare benefits through hospitals, schools, retirement homes and other institutions owned by Chinalco and its other affiliates or through third parties.

Share Ownership

None of our Directors, Supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, currently owned 38.56% of our outstanding common shares and is our largest shareholder. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares and can exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. Chinalco has substantial influence over our management and policies and corporate actions, not only in its capacity as the largest shareholder, but also because our Chairman holds senior management positions with Chinalco and Chinalco has nominated two of the three members of our Supervisor Committee. Approximately 39.72% of our total outstanding common shares are held by public holders, with 29.15% and 10.57% owned by public holders of H Shares and public holders of A Shares, respectively.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2007. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

As of December 31, 2007

Approximate % of
Holders of Domestic Shares and H Shares	No. of shares	issued share capital

(in millions)

Holders of Domestic Shares

Chinalco	5,214.41	38.56

China Cinda Asset Management Corporation	900.56	6.65

China Construction Bank Corporation	709.77	5.24

Other public holders of A Shares	2,755.78	20.40

Holders of H Shares

Templeton Asset Management Corporation	716.73	5.30

J.P. Morgan Fleming Asset Management Holdings Inc.(1)	249.02	1.84

Other H shares Holders	2,978.22	22.01

Total	13,524.49	100.00

(1)

These H shares were held by J.P. Morgan Fleming Asset Management Holdings Inc. through its controlled corporations, of which 237,364,000 H Shares were held directly by JF Asset Management Limited in the capacity of investment manager and 11,660,000 H Shares were held directly by JF International Management Inc.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

On May 9, 2006, we placed 644,100,000 H Shares in the share capital of our Company at a price of HK$7.25 per H Share ("Placing Shares"). The Placing Shares comprise (i) 600,000,000 new H Shares to be allotted and issued by the Company and (ii) 44,100,000 H Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Chinalco to the National Social Security Fund Council (the "NSSF") of the PRC, in reliance upon Regulation S under the U.S. Securities Act of 1933. The Placing Shares represent approximately 5.83% of then issued share capital of our Company and approximately 5.53% of then issued share capital of our Company as enlarged by the issuance of the new H Shares. The Placing shares were listed on the Hong Kong Stock Exchange on May 19, 2006.

On April 30, 2007, dealings in the A Shares on the Shanghai Stock Exchange commenced. We initially offered 1,236,731,739 A Shares in exchange for the existing issued shares of Shandong Aluminum and Lanzhou Aluminum, other than those held by us. Our total share capital increased to 12,886.6 million shares from 11,649.9 million shares.

On December 28, 2007, we offered 637,880,000 A Shares in exchange for the existing issued shares of Baotou Aluminum, resulting in the total share capital of the Company increasing by 637,880,000 shares to 13,524,487,892 shares.

To the best of our knowledge, as of December 31, 2007, none of the outstanding H Shares was held by United States holders of record, and all of the outstanding ADSs were held by 96 United States holders of record. There were no non-PRC holders holding A Shares of record. Our ADS ratio changed from one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing twenty-five (25) H Shares. The ratio change is effected with respect to the holders of ADSs of record on October 6, 2006. The new ADSs have been distributed to the holders of ADSs on October 11, 2006.

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

Related Party Transactions

Connected Transactions under Hong Kong Listing Rules

Under the HKSE Listing Rules, transactions between connected persons and us constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Hong Kong Stock Exchange. Under the HKSE Listing Rules, Chinalco, Guangxi Baise, Guizhou Development and Shanxi Zhangze, are considered our connected persons. According to certain waivers granted by the Hong Kong Stock Exchange on December 22, 2003, our Independent Non-executive Directors must review and certify annually that the contracts entered into between our connected persons and us are based on normal commercial terms that are fair and reasonable. Commencing on June 7, 2004, our Audit Committee pre-approves related-party transactions in accordance with the NYSE Listing Rules. The following transactions are exempted from the strict compliance of the requirements under the Listing Rules in relation to connected transactions, subject to certain conditions as stated in the waiver letter issued by the Hong Kong Stock Exchange.

Although connected transactions are not synonymous with related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy the disclosure requirements under U.S. securities laws. See the table below for a list of the amounts paid under such transactions for the years ended December 31, 2005, 2006 and 2007.

We have the following ongoing connected transactions with our connected persons.

*	Comprehensive Social Welfare and Logistics Services Agreement with Chinalco;

*	General Agreement on Mutual Provision of Production Supplies and Ancillary Services with Chinalco;

*	Mineral Supply Agreement with Chinalco;

*	Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco;

*	Land Use Rights Leasing Agreement with Chinalco;

*	Buildings Leasing Agreement and Head Office Leasing Agreement with Chinalco;

*	Aluminum Ingots and Alumina Supply Agreement with Chinalco and Guangxi Baise;

*	Aluminum Ingots Agency Agreement with Guizhou Development;

*	Agreement on Management of Electricity Generators with Shanxi Zhangze;

*	Share Exchange with Shandong Aluminum with Chinalco;

*	Share Exchange with Lanzhou Aluminum with Chinalco;

*	Share Exchange with Baotou Aluminum with Chinalco in December 2007; and

*	Equity transfer Agreement with Chinalco.

Comprehensive Social Welfare and Logistics Agreement

Chinalco provides certain social welfare and logistics services on a continuing basis to us. To regulate our relationship with Chinalco in this regard, we have entered into the Comprehensive Social and Logistics Services Agreement with Chinalco on November 5, 2001 for the provision of social welfare and logistics services.

On October 12, 2007 our shareholders approved the revision of the annual limits for the amount of connected transactions, mainly due to an expected increase of costs and charges for Chinalco to provide cement, coal, transportation and other related products and services. Such costs and charges are expected to continue to increase in line with the increase in the market prices and the growth of PRC economy. Further, with the expansion in the Company's production capabilities, the use of the products and services provided by Chinalco is expected to increase accordingly.

General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Chinalco retained certain non-core assets and businesses relating to ancillary production supplies and services which include assets and businesses for, among other things, (a) the supply of various raw materials required in the course of production of alumina and primary aluminum; (b) the provision of transportation and loading services; and (c) the provision of production supporting service, which continue to provide ancillary production supplies and services to us on an ongoing basis.

The domestic supply of coal, electricity, fuel and logistics services in 2005 and 2006 was in short supply, the situation remains the same in 2007 and is expected to continue into the future, causing the relevant costs of the production supplies and services of Chinalco to continue to increase.

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

As the subsidiaries of Chinalco has continued to increase, including companies such as Ruimin Aluminum Strap Company Limited and Lanzhou Liancheng Aluminum Industrial Company Limited, the need for these subsidiaries to purchase our products has also increased accordingly and hence, larger quantities of alumina are being purchased from us. On October 12, 2007 our shareholders approved the revision of the annual limits of the transactions under the Mutual Supply Agreement with Chinalco for the three financial years ending December 31, 2009 in order to cater for the increased volume and value of mutual supply transactions with Chinalco and its associates.

The revision of annual limits are primarily due to (a) the mergers and acquisition by Chinalco of several large-scale aluminum production plants during 2006 and early 2007 which led to increased amount and volume of purchases of alumina by Chinalco and its relevant associates from us; (b) Chalco International Trading directly purchasing primary aluminum from Chinalco and its relevant associates instead of acting as an agent for such purchases as previously arranged.

Mineral Supply Agreement

Chinalco retained certain assets and businesses relating to several small bauxite mines and limestone quarries in respect of which the mining rights have not been transferred to us. Chinalco continues to provide bauxite and limestone to us on an ongoing basis. Chinalco also purchases bauxite and limestone from other mines and re-sells them to us.

To formalize the relationship between Chinalco and us in these respects, we entered into a Mineral Supply Agreement with Chinalco on November 5, 2001.

Two of our new alumina production facilities commenced production in 2007, which increased the demand for bauxite and limestone. We expect the costs and volume of purchase of these minerals by us to continue to increase in the coming two financial years ending December 31, 2009.

Provision of Engineering, Construction and Supervisory Services Agreement

Chinalco has retained all its operating assets and liabilities relating to metallurgical construction and construction supervisory services and Luoyang Research Institute for Non-ferrous Metals Processing, which specializes in engineering design. The other operating assets and liabilities relating to engineering design services have been transferred to us.

Chinalco has provided and is expected to continue to provide metallurgical design, construction and supervisory services to us and we have provided and are expected to continue to provide various research and development services relating to engineering design to Chinalco.

We have entered into a Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco dated November 5, 2001, relating to the provision of such engineering design, construction and supervisory services, which was renewed on December 26, 2006.

Land Use Rights Leasing Agreement

Chinalco has leased to us all the 445 pieces or parcels of land for the purposes of all aspects of our operations and businesses. On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the leasing of these 445 parcels of land covering an aggregate area of approximately 58.22 million square meters, which are located in six provinces in the PRC. The annual rent payable to Chinalco is approximately RMB239.1 million.

As a result of the adjustment in the standard land price and land use tax made by relevant local authorities in 2004, Chinalco was required to pay an extra tax amount of RMB66.0 million in 2004. On January 11, 2005, after arm's length negotiations between Chinalco and us, we agreed to bear the annual tax increment beginning from January 1, 2004, pursuant to which our payment of the rental for land use right increased from RMB173.0 million to RMB239.1 million. We had applied and recommended to the HKSE for the amendment of maximum amount of annual land use right payable by us be adjusted from RMB200.0 million to RMB250.0 million.

Due to the adjustment of land tax in Zhongzhou branch and Shanxi branch, and at the request of Chinalco, we have agreed to bear the increase in land tax of approximately RMB44.9 million of these two branch factories of the Company. The relevant land use rights were leased to us pursuant to the Land Use Right Leasing Agreement between our Company and Chinalco dated November 5, 2001. Payment by us of the increased land tax for Chinalco is expected to exceed the annual limit of this category of continuing connected transactions of RMB250 million in 2006. Therefore, we revised the annual cap for the Land Use Right Leasing Agreement for the year ending December 31, 2006 to RMB290 million.

On August 20, 2007, based on an appraisal report dated April 30, 2007 prepared by China Enterprise Appraisal Company Limited, an independent valuer qualified in the PRC, the total annual rental of the land use rights of the land leased by Chinalco to us was increased to RMB620.0 million commencing from January 1, 2007. The appraisal of the prevailing market rent was made pursuant to a provision for rental adjustment in the Land Use Right Leasing Agreement. Under the Listing Rules of the Shanghai Stock Exchange and the Hong Kong Listing Rules, the aforesaid revision of annual rental was not required to be approved by the Independent Directors of the Company.

On February 25, 2008, Chinalco and we entered into a supplemental agreement, pursuant to which the total annual rental of the land use rights in connection with the land leased by Chinalco to us was further increased from RMB620.0 million to RMB1 billion for each of the two years ending 31 December 2009 (the "Supplemental Agreement"). We revised annual cap of the exempt continuing connected transaction (i.e. RMB1 billion) on March 6, 2008.

The revised annual renewal for the two financial years ending December 31, 2009 resulted from (i) the increase in the PRC land use rights tax pursuant to the relevant PRC laws and regulations; (ii) the increase in the total area of leased land in relation to the mergers and acquisitions that took place in 2007; and (iii) the increase in the total number of plots of land leased by our subsidiaries in 2007. We made announcement regarding details of this revisions on March 6, 2008.

The revised annual cap of this exempt continuing connected transaction (i.e. RMB1 billion) also provides ample contingency to accommodate the possible fluctuations resulting in any changes in market conditions given the increasing volatility of rentals of the properties in the PRC and our possible future acquisitions of assets from Chinalco as part of its business development plan.

The transactions under the Supplemental Agreement constitute continuing connected transactions of us under the Listing Rules. The revised annual rental of RMB1 billion is less than 2.5% of the applicable percentage ratio under the Listing Rules. The rental revision is required to be disclosed by way of announcement but is not required to be approved by the independent shareholders of the Company.

Buildings Leasing Agreement

At the Special General Meetings of the Company held on February 27, 2007, it was approved to aggregate the rental payable to Chinalco under the Buildings Leasing Agreement dated November 5, 2001 with the rent payable under the Head Office Leasing Agreement to China Aluminum Development Company Limited under one category of continuing connected transactions and apply for an aggregate annual limit of RMB100 million for each of the three years ending December 31, 2009.

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

At the time of the 2003 Waiver Renewal, the annual limit for the Buildings Leasing Agreement was set at RMB12 million, being the estimated total amount of rent payable by us to Chinalco in respect of approximately 100 buildings leased by us from Chinalco pursuant to the Buildings Leasing Agreement dated November 5, 2001. Due to the steady growth of the PRC economy, we expect the aggregate amount of rental payable by us to Chinalco to increase during the next three years. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. The annual rent amounts to RMB61.6 million, determined according to the prevailing market rate. The eight months' period from February 15, 2005 to October 14, 2005 during renovation was rent free.

Due to the recent increase in rent of office premises in Beijing, we, at the request of China Aluminum Development Company Limited, has agreed to make prepayment of the annual rent and property management fees of the leased premises for the remaining two years of the tenancy. The prepayment amounted to RMB145,314,782. Considering the rapid and steady economic growth in the PRC during the past three years and the general trend of rental increase during the same years, the Directors propose an annual cap of RMB100 million for the three years ending December 31, 2009. During 2006, we made a prepayment of RMB74 million per year for the next two years to Chinalco in respect of the head office rental and property management fees.

Aluminum Ingots and Alumina Supply Agreement

Our Directors propose to aggregate the annual limits of the supply of aluminum ingots and alumina to Guangxi Nonferrous Metal under the Aluminum Ingots and Alumina Supply Agreement dated November 5, 2001 with the annual limits of Alumina Supply Agreement with Guangxi Baise under one category of continuing connected transactions and to apply an aggregate annual limit of RMB450 million for each of the two years ending December 31, 2009.

In addition, Guangxi Baise, which is a subsidiary of Guangxi Investments will enter into the Baise Agreement with us for the supply of alumina to Guangxi Baise. As Guangxi Baise is a 48% subsidiary of Guangxi Investments, it is therefore an associate of Guangxi Investments and a connected person of us. The Baise Agreement between the Company and Guangxi Baise has a term from January 1, 2007 to December 31, 2009. Under the agreement, Guangxi Baise shall purchase from us a total of 270,000 tonnes of alumina, of which 70,000 tonnes shall be delivered by us to Guangxi Baise for the year ending December 31, 2007 and 100,000 tonnes shall be delivered for each of the two years ending December 31, 2009.

Aluminum Ingots Agency Agreement

Guizhou Development has been and is expected to continue to be our agent for the distribution and sale of our aluminum ingots and related products for a commission. Such transactions between Guizhou Development and us are connected transactions within the meaning of the Listing Rules.

To regulate the relationship between Guizhou Development and ourselves in this respect, we entered into an agency agreement relating to the sale of aluminum ingots with Guizhou Development as our agent on November 5, 2001.

Agreement on Management of Electricity Generators

On January 15, 2003, we entered into a joint venture agreement with Shanxi Zhangze Electricity Company Limited ("Shanxi Zhangze") for the establishment of a joint venture company named as Shanxi Huaze. We hold 60% equity interest in Shanxi Huaze and Shanxi Zhangze holds the remaining 40%. Under the Listing Rules, Shanxi Zhangze is a substantial shareholder of Shanxi Huaze, one of our subsidiaries, and therefore a connected person of us.

On December 4, 2007, Shanxi Huaze entered into a management agreement (the "Management Agreement") with Shanxi Zhangze for the management of No. 3 and No. 4 generating units of Shanxi Huaze by Shanxi Zhangze at a fixed management fee per Kilowatt hour. Pursuant to the Management Agreement, Shanxi Zhangze is responsible for the management of the two electricity generators and is responsible for all liabilities arising from any accidents within its responsibility for the fuel costs and fixed costs, including but not limited to payment of water fee, raw materials, salaries, maintenance and taxes etc. of the two electricity generators; and Shanxi Zhangze was to manage the two electricity generators in accordance with the terms of the management specified in the management agreement. It is estimated that the annual management fee payable to Shanxi Zhangze under the Management Agreement will be approximately RMB13 million. The contracting arrangement with initial estimation of RMB800 million is no longer applicable to such transactions. The transaction was announced on December 4, 2007.

Share Exchange with Shandong Aluminum and Lanzhou Aluminum in April 2007

According to the merger agreement entered into between Lanzhou Aluminum and our Company on December 28, 2006, we merged with Lanzhou Aluminum by way of share exchange, which included an exchange of non-tradable Lanzhou Shares by the issue of new A Shares of our Company to Lanzhou Aluminum Factory, a shareholder of Lanzhou Aluminum. As all the equity interest of Lanzhou Aluminum Factory had been transferred to Chinalco at nil consideration, Lanzhou Aluminum Factory hence became a related party of our Company. As such, the transaction stated above constituted a connected transaction under the Listing Rules of Hong Kong. The transaction was approved by the independent shareholders of our Company at the special general meeting held on February 27, 2007. On April 24, 2007, our Company completed the share exchange with Lanzhou Aluminum Factory.

Share Exchange with Baotou Aluminum in December 2007

According to the share exchange agreement entered into between our Company and Baotou Aluminum on July 20, 2007, we merged with Baotou Aluminum by way of share exchange, including exchanging non-tradable Baotou Shares by issuance of new A Shares of our Company to Baotou Aluminum (Group), the shareholder of Baotou Aluminum. The aforesaid transaction was approved by independent shareholders of our Company at the special general meeting held on October 20, 2007. On December 28, 2007, we completed the share exchange with Baotou Aluminum.

Equity transfer Agreement on November 23, 2007

Chinalco transferred its 49% equity interests in Hewan Power Plant through an open tender process conducted through China Beijing Equity Exchange. Such stake started trading on the Equity Exchange China Beijing Exchange on October 26, 2007. Based on the open tender result, such equity was transferred to us at the consideration of RMB497 million. On November 23, 2007, we entered into an equity transfer agreement, prior to which, we and Chinalco respectively held 51% and 49% equity interest in Hewan Power Plant. Subsequent to the equity transfer, Chinalco ceased to hold any equity of Hewan Power Plant, and Hewan Power Plant became our wholly-owned subsidiary.

We provide the following additional information on material related party transactions during the years ended December 31, 2005, 2006 and 2007:

Years Ended December 31,

2005	2006	2007

RMB	RMB	RMB

(in thousands)

Sales of materials and finished goods to:
Chinalco Group	2,103,161	4,016,447	5,718,720
Jointly controlled entity	45,480	11,109	16,882
Associate companies	570,703	1,342,997	2,167,047
Other related parties	11,847	14,405	207,156

Provision of utility services to:
Chinalco Group	310,438	298,235	433,503
Other related parties	-	24	3,659

Provision of engineering, construction and supervisory services by Chinalco Group	2,262,533	1,453,848	2,875,780

Purchase of key and auxiliary materials from:
Chinalco Group	585,711	2,564,385	5,304,035
Associated companies	262,175	585,835	243,524
Other related parties	182,199	48,004	78,600

Provision of social services and logistics services by Chinalco Group	973,843	1,082,906	921,321

Land and building rental charged by Chinalco Group	269,192	317,480	680,049

Headquarters' office rental charged by Chinalco Group	44,575	50,660	47,720

Guarantees

The table below sets forth information on guarantees provided by certain related parties in 2007 for the purpose of financing their operations and capital investments.

		Interest	Largest Amount	Amount Outstanding as
Guarantor	Guarantee	Rate (%)	Outstanding in 2007 (RMB)	of May 31, 2008 (RMB)
Chinalco	The Company	6.156%	350,000,000	250,000,000
	The Company	0.300%	8,994,679	-
	The Company	N/A	144,000,000	-

Lanzhou Aluminum Factory	The Company	3.392%	6,600,000	6,600,000
	The Company	5.000%	70,061,600	63,692,400
	The Company	3.360%	44,000,000	44,000,000
	The Company	7.047%	30,000,000	30,000,000
	The Company	7.047%	50,000,000	50,000,000
	The Company	7.047%	50,000,000	50,000,000
	The Company	6.156%	28,000,000	28,000,000
	The Company	6.156%	40,000,000	40,000,000
	The Company	6.399%	60,000,000	60,000,000
	The Company	6.399%	20,000,000	20,000,000
	The Company	6.480%	20,000,000	20,000,000
	The Company	6.480%	20,000,000	20,000,000
	The Company	6.480%	60,000,000	60,000,000
	The Company	6.642%	80,000,000	80,000,000
	The Company	7.047%	90,000,000	90,000,000
	The Company	7.047%	200,000,000	200,000,000
	The Company	7.047%	52,000,000	52,000,000
	The Company	7.047%	30,000,000	30,000,000
	The Company	7.047%	50,000,000	50,000,000
	The Company	7.047%	30,000,000	30,000,000
	The Company	7.047%	57,000,000	57,000,000
	The Company	7.047%	40,000,000	40,000,000
	The Company	7.047%	58,000,000	58,000,000
	The Company	7.047%	50,000,000	50,000,000
	The Company	7.047%	30,000,000	30,000,000
	The Company	7.047%	75,000,000	75,000,000
	The Company	7.047%	40,000,000	40,000,000
	The Company	7.047%	25,000,000	25,000,000

Baotou Aluminum (Group) Company Limited	Baotou Aluminum	4.770%	300,000,000	250,000,000
	Baotou Aluminum	5.751%	120,000,000	-
	Baotou Aluminum	6.561%	80,000,000	80,000,000
	Baotou Aluminum	5.508%	35,000,000	-
	Baotou Aluminum	5.508%	10,000,000	-
	Baotou Aluminum	6.561%	20,000,000	20,000,000
	Baotou Aluminum	6.561%	10,000,000	10,000,000
	Baotou Aluminum	6.723%	10,000,000	10,000,000
	Baotou Aluminum	6.723%	12,000,000	12,000,000
	Baotou Aluminum	6.723%	18,000,000	18,000,000
	Baotou Aluminum	5.508%	70,000,000	-
	Baotou Aluminum	5.913%	100,000,000	50,000,000
	Baotou Aluminum	5.913%	50,000,000	50,000,000
	Baotou Aluminum	6.318%	20,000,000	20,000,000
	Baotou Aluminum	6.561%	30,000,000	30,000,000
	Baotou Aluminum	6.561%	30,000,000	30,000,000
	Baotou Aluminum	6.318%	30,000,000	30,000,000
	Baotou Aluminum	6.561%	30,000,000	30,000,000
	Baotou Aluminum	5.913%	30,000,000	30,000,000
	Baotou Aluminum	6.561%	40,000,000	40,000,000
	Baotou Aluminum	6.561%	60,000,000	60,000,000
	Baotou Aluminum	6.561%	60,000,000	60,000,000
	Baotou Aluminum	6.723%	50,000,000	50,000,000
	Baotou Aluminum	5.936%	30,000,000	-
	Baotou Aluminum	5.580%	60,000,000	-
	Baotou Aluminum	5.580%	30,000,000	-
	Baotou Aluminum	5.580%	50,000,000	-
	Baotou Aluminum	5.580%	50,000,000	-
	Baotou Aluminum	5.850%	30,000,000	-
	Baotou Aluminum	5.580%	30,000,000	-
	Baotou Aluminum	5.580%	10,000,000	-
	Baotou Aluminum	5.468%	100,000,000	-
	Baotou Aluminum	5.468%	110,000,000	-
	Baotou Aluminum	5.733%	70,000,000	-
	Baotou Aluminum	5.733%	50,000,000	-
	Baotou Aluminum	5.814%	30,000,000	-
	Baotou Aluminum	5.580%	20,000,000	-
	Baotou Aluminum	5.508%	20,000,000	-
	Baotou Aluminum	5.814%	30,000,000	-
	Baotou Aluminum	5.508%	15,000,000	-
	Baotou Aluminum	5.580%	50,000,000	-
	Baotou Aluminum	5.580%	50,000,000	-
	Baotou Aluminum	6.120%	80,000,000	-
The Company	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	100,000,000	100,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	100,000,000	100,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	100,000,000	100,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	50,000,000	50,000,000
	Shanxi Huaze	6.156%	100,000,000	100,000,000
	Shanxi Huaze	6.156%	100,000,000	100,000,000
	Shanxi Huaze	6.156%	100,000,000	100,000,000
	Shanxi Huaze	6.399%	70,000,000	70,000,000
	Lanzhou Aluminum Hewan Power Generation Co., Ltd. ("Hewan Power")	6.480%	40,000,000	40,000,000
	Hewan Power	6.480%	50,000,000	50,000,000
	Hewan Power	6.642%	100,000,000	100,000,000
	Hewan Power	7.047%	42,000,000	42,000,000
	Hewan Power	7.047%	90,000,000	90,000,000
	Hewan Power	7.047%	110,000,000	110,000,000
	Hewan Power	7.047%	190,000,000	190,000,000
	Hewan Power	6.642%	15,000,000	15,000,000
	Hewan Power	6.156%	50,000,000	50,000,000
	Hewan Power	6.399%	50,000,000	50,000,000
	Hewan Power	6.399%	40,000,000	40,000,000
	Hewan Power	6.399%	40,000,000	40,000,000
	Hewan Power	6.156%	10,000,000	10,000,000
	Hewan Power	6.399%	10,000,000	10,000,000
	Hewan Power	6.399%	50,000,000	50,000,000
	Hewan Power	6.156%	30,000,000	30,000,000

Loans

The table below sets forth the loans made by the Company to certain related parties in 2007 for the purpose of financing their operations and capital investments.

		Interest	Largest Amount	Amount Outstanding as
Lender	Borrower	Rate (%)	Outstanding in 2007 (RMB)	of May 31, 2008 (RMB)
The Company	Gansu Hualu	5.508%	90,000,000	-
	Gansu Hualu	6.561%	50,000,000	-
	Zunyi Aluminum	5.913%	30,000,000	-
	Zunyi Aluminum	6.561%	100,000,000	100,000,000

See Note 32 to our audited consolidated financial statements for a detailed discussion of our related party transactions.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 to F-96 following Item 19.

Legal Proceedings

As of December 31, 2007, Fushun Aluminum, a subsidiary of our Company was named in the claims by various banks for its joint liabilities amounting to approximately RMB681 million for the repayments of loans due from a third party. Fushun Aluminum was acquired by us from the third party in 2006. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair basis and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is necessary as of December 31, 2007.

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

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (1) recovery of losses, if any; (2) allocations to the statutory surplus reserve; and (3) allocations to a discretionary surplus reserve if approved by the shareholders. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC GAAP. Our distributable profits for the current financial year will be equal to our net profits determined in accordance with PRC GAAP or HK GAAP, whichever is lower, less allocations to the statutory surplus reserve and if approved by the shareholders, discretionary surplus reserve.

The Board of Directors approved to declare an interim dividend of RMB0.137 per share and a special dividend of RMB0.013 per share at the Special General Meeting held on October 12, 2007.

We believe that our dividend policy strikes a balance between two important goals:

*	providing our shareholders with a competitive return on investment; and

*	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

See "Item 10. Additional Information - Taxation" for a discussion of the tax consequences of receipt of dividends.

Other Significant Changes since December 31, 2007

On February 4, 2008, we issued domestic short-term bonds in the total principal amount of RMB2 billion. The bonds bear an interest rate of 4.99% per annum, and have a maturity period of one year. The net proceeds of the short-term bonds issuance will be principally used as our working capital. On June 4, 2008, we issued our first tranche of domestic medium-term bonds in the total principal amount of RMB5 billion with a maturity period of three years, at annual interest rate of 5.3%. The net proceeds of the first tranche of medium-term bonds issuance will be principally used to supplement medium-term working capital and for repayment of bank borrowing. We have been permitted to issue additional RMB5 billion medium-term bonds by various tranches on or before May 20, 2010 pursuant to the approval from the National Association of Financial Market Institutional Investors.

On May 9, 2008, the Board of Directors approved a final dividend of RMB0.053 per share for the year 2007 based on 35% of our profit after tax for 2007 and after deducting the interim dividend paid, the distributable dividend amounted to approximately RMB717 million for a total share capital of 13,524,487,892 shares as of December 31, 2007.

On May 21, 2008, we entered into an acquisition agreement with Aluminum Corporation of China and China Nonferrous Metals Processing Technology Co., Ltd. ("Transferors") to acquire 100% of the equity interest in Lanzhou Liancheng Longxing Aluminum Company Limited, 100% of the equity interest in Chinalco Southwest Aluminum Cold Rolling Company Limited, 84.02% of the equity interest in Chinalco Henan Aluminum Company Limited, 75% of the equity interest in Chinalco Ruimin Co., Ltd., 60% of the equity interest in Chinalco Southwest Aluminum Co., Ltd. and 56.86% of the equity interest in Huaxi Aluminum Company Limited from the Transferors. The acquisition was complete in early June 2008.

ITEM 9.	THE OFFER AND LISTING

The Shanghai Stock Exchange is the principal non-US trading market for our A Shares. The Hong Kong Stock Exchange is the principal non-US trading market for our H Shares. Before October 2006, the ADSs, each representing 100 H Shares, have been issued by the Bank of New York as depositary and are listed on the NYSE. Our ADS ratio changed from one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing twenty-five (25) H Shares from October, 2006. The ratio change is effected with respect to the holders of ADSs of record on October 6, 2006. The new ADSs have been distributed to the holders of ADSs on October 11, 2006. No additional H Shares were issued by reason of this change.

The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on each of these two stock exchanges:

NYSE	Hong Kong Stock Exchange

Calendar Period	High	Low	High	Low

(US$ per ADS)	(HK$ per H Share)

- 90 -

2003	81.70	14.40	6.15	1.13
2004	91.80	42.71	7.05	3.275
2005
First Quarter	66.35	51.20	5.25	4.02
Second Quarter	61.10	50.04	4.70	3.87
Third Quarter	62.80	53.64	4.90	4.15
Fourth Quarter	78.84	57.37	6.10	4.52
2006
First Quarter	109.27	74.74	8.55	5.85
Second Quarter	110.12	64.15	8.70	5.00
Third Quarter	78.05	64.72	6.00	4.88
Fourth Quarter(1)	23.90	15.54	7.50	4.90
2007
First Quarter(1)	27.41	21.50	8.57	6.60
Second Quarter(1)	44.0	25.90	13.80	8.06
Third Quarter(1)	72.39	33.75	26.35	10.14
Fourth Quarter(1)	90.95	47.68	26.20	14.66
2008
January(1)	50.28	33.00	15.80	9.80
February(1)	52.49	36.91	16.50	11.04
March(1)	49.57	35.00	15.44	10.42
April(1)	46.38	38.26	14.58	11.72
May(1)	47.95	39.70	14.88	12.16

(1)	Effective from October, 2006, the Company's American Depository Shares (the "ADSs") ratio has been changed from 1 ADS representing 100 H Shares to 1 ADS representing 25 H Shares.

ITEM 10.	ADDITIONAL INFORMATION

Our registered office is located at No.12B, Fuxing Road, Hai Dian District, Beijing, People's Republic of China 100814. Our telephone number at this address is (86) 10 8229 8103.

Memorandum and Articles of Association

A copy of the English translation of our Articles of Association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. Because our Articles of Association have undergone several amendments since 2001, we have filed a copy of the English translation of our Articles of Association as of June 30, 2007 as Exhibit 1.1 to the Company's 20-F filed on June 20, 2007. Amendments to our Articles of Association since June 9, 2005 are subject to approval by State-owned Assets Supervision and Administration Commission under the State Council. Since June 20, 2007, our Articles of Association underwent the following amendments:

*

Our Articles of Association were amended and approved at Special General Meeting on October 12, 2007. We have deleted sentence providing that the quorum of any class meeting convened for purpose shall be at least one-third of the total number of issued shares of that class. The Board is of the view that the one-third shareholding quorum requirement is unduly restrictive. Such provision is not a requirement of the Mandatory Provisions and is not common among large-scale H share companies listed on the Hong Kong Stock Exchange. Moreover, the requirement to reply by returning the reply slip 20 days before the date of the class meeting as provided in Article 99 has already provided the mechanism to ensure that the class shareholders receive the notice of the class meeting. We have also amended the Articles of Association in accordance with the merger of Baotou Aluminum with the Company by way of share exchange through issuance of new A Shares. The amendments are subject to approval by State-owned Assets Supervision and Administration Commission of the State Council. The revised Article 99 reads: "The Company shall, 45 days before the date of class meeting of shareholders (including the date of meeting) , send written notice of the class meeting and inform all registered shareholders of that class of the matters to be considered at the class meeting and the date and venue of the class meeting. Those shareholders of the class who intend to attend shall send the written reply to the Company 20 days before the class meeting. If the number of voting shares represented by shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, the Company shall within five days notify the shareholders, again by way of public announcement, of the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after such announcement."

*

Our Articles of Association were amended and approved at the general shareholders' meeting held on May 9, 2008 to (1) expand the business scope; and (2) add additional conditions for effectiveness of share certificates and obtaining the authorization from the Board of Directors to imprint the Company seal on the share certificates. The amendments are subject to approval by State-owned Assets Supervision and Administration Commission of the State Council. The revised Article 13 and Article 39 reads:

*	Article 13

"The business scope of the Company will be as approved by the companies registration authorities.

"The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service."

*	Article 39

"Share certificates shall be signed by the legal representative. In case other members of the senior management are also required to sign by the stock exchange on which the Company's shares are listed, such other members of the senior management shall also sign. The share certificates shall become valid after applying the Company's seal (including the share seal of the Company) or after being imprinted with the seal. Authorisation from the Board of Directors should be obtained to affix the Company seal (including the share seal) or to imprint the Company seal on the share certificates. The signature of the Chairman or other member of the senior management may also be in imprinted form."

Our objects and purposes

Our Articles of Association as amended from time to time are filed with the Hong Kong Companies Registrar. Our business scope can be found in Article 13 of our Articles of Association, as amended at the Annual General Meeting held on May 9, 2008, which includes exploration and mining of bauxite and limestone mines; production and sales of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous metal products, water, electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobiles and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and test instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service.

Directors' power to vote on matters in which he or she has an interest

Under Article 169, a Director shall not vote in any resolution of the Board of Directors for approving any contract, transaction or arrangement in which such Director or any of his associates (as defined in the applicable rules governing the listing of securities amended from time to time) is materially interested, and shall not be either counted into the quorum of the meeting. Unless the interested director has disclosed his or her interest to the Board of Directors in accordance with the Article 169 and the contract, transaction or arrangement has been approved by the Board of Directors at a meeting in which the interested Director is not counted in the quorum and has refrained from voting, a contract, transaction or arrangement in which such Director is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by such Director.

Borrowing powers

Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures and the charging or mortgaging of part or whole of our business or properties and other rights permitted. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the Directors nor do they contain any specific provision in respect of the manner in which such powers may be varies, other than (a) provisions which give the Directors the power to formulate proposals for the issuance of debentures by us; (b) Article 86(2) provides that the issuance of bond must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 108(4) provides that the Directors have the power to formulate our annual final financial budgets and final accounts which shall be passed by over half of the Directors.

Age limit for retirement

There is no provision pertaining to the retirement of Directors pursuant to an age limit requirement in our Articles of Association.

Directors' qualifying shares

Under Article 103, the Directors are not required to hold any qualifying shares.

Dividend rights

Article 54(1) provides that holders of our common shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 48, when we convoke a general shareholders' meeting, allocate dividends, liquidates or perform other activities that require the verification of equity rights, the board of directors or the general meeting convener must specify a date as the equity rights determination date. The shareholders registered in the shareholder roster after closing as at the equity rights determination date are the Company's shareholders entitled to appropriate rights and interests.

Voting rights

Article 54(2) provides that holders of our ordinary shares have the right to lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at general meetings of shareholders in respect of the number of shares held.

Rights to share profits

Article 60(7) provides that a plan for profit distribution and a plan for making up for losses formulated by the Board of Directors in accordance with Article 108(6) must be approved by way of the shareholders' general meeting.

Rights to share surplus in the event of liquidation

Article 54(6) provides that the shareholders have the right to participate in the distribution of our surplus assets in proportion to the number of shares held in the event of the termination or liquidation of us.

Redemption provisions; sinking fund provisions and liability to further capital calls

Article 29 provides that we may repurchase issued shares in accordance with the procedures provided in the Articles of Association and with the approvals from the relevant governing authorities of PRC under the following circumstances: (1) cancellation of shares for the purpose of reducing our capital; (2) amalgamation with other company which owns our shares; (3) granting bonus shares to our employees; (4)shareholders disagreeing with our general meeting's resolution on merger or division and requiring us to acquire the shares in their possession; (5) other purposes permitted by law and administrative regulations.

No securities issued by us are (a) redeemable, (b) entitled to a sinking fund or (c) subject to liability for further capital calls.

Actions necessary to change the rights of holders of our shares or holders of a class of shares

Under Article 86(5), revision of any rights of class shareholders, e.g., rights to dividends, share profits or surplus in the event of liquidation or voting rights, requires a special resolution of the shareholders' general meeting. Under Article 79, a special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

The rights attached to any class of shares may be varied or abrogated only with the sanction of a special resolution passed at the shareholders' general meeting and by holders of shares of the affected class passed at a separate general meeting of the class convened in accordance with the Article 97 to Article 101 respectively. The circumstances which are deemed to be a variation or abrogation of the class rights are set forth under Article 96. Except for the circumstances under Article 88 (1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, have the right to vote at class meetings but Interested Shareholders (as defined under Article 97) are not entitled to vote at class meetings.

Resolutions of a class meeting shall be passed by two-thirds or more of the shares with voting rights held by the class shareholders who, according to Article 97, are entitled to vote at that class meeting. Written notice must be given to all shareholders who are registered as holders of that class in the register of shareholders 45 days before the date of the class meeting. Such notice must contain the matters to be considered at such meeting, the date and the place of meeting. Those shareholders of the class who intend to attend send the written reply to us 20 days before the class meeting.

The proceedings of a class meetings shall be conducted as nearly as possible as that of a shareholders' general meetings. The provisions in the Articles of Association relating to the proceedings of a shareholders' general meetings shall apply to class meetings.

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

Provisions discriminating against any existing or prospective shareholder as a result of owning a substantial number of shares

Chinalco, as our controlling shareholder, shall not exercise its voting rights in a manner prejudicial to the interest of all or some part of the shareholders when making decision on the following matters:

*	to relieve a Director or Supervisor of his duty to act honestly in our best interest;

*

to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another), in any manner, our assets, including but not limited to an opportunity beneficial to us; or

*

to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another ) the individual rights of other shareholders, including but not limited to rights to distributions and voting rights save and except our restructuring, submitted for approval by the shareholders in general meeting in accordance with the Articles of Association.

Conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked

Shareholders' general meetings can be Annual General Meetings or Extraordinary General Meetings. Annual General Meetings are held once a year within six months after the end of the preceding financial year.

The Board of Directors is required to convene an Extraordinary General Meeting within two months of the occurrence of any one of the following circumstances:

(1)	where the number of Directors falls below the number required by the Company Law or two-thirds of the number required by the Articles of Association:

(2)	where our unrecovered losses amount to one-third of the total amount of its paid-in-capital;

(3)

where requested by shareholder(s) holding 10 percent or more of our shares for more than ninety consecutive days (the number of shares held shall be the figures as at the date of the written request from shareholder);

(4)	whenever the Board of Directors deems necessary or the supervisory committee proposes to convene the same.

We shall, within 45 days (Inclusive of date of meeting) before the date of meeting, send written notices of the shareholders' general meeting and inform all registered shareholders of the matters to be considered at the meeting and the date and venue of the meeting. Those shareholders who intend to attend the meeting shall send the written reply to the Company 20 days before the meeting.

Motions put forward at the general meeting shall be specific and shall relate to the matters to be considered at a shareholders' general meeting. Motion raised at a general meeting shall satisfy the following requirements:

(1)

it shall be free of conflicts with the provision of laws, administrative regulations and Articles of Association, and fall into our business scope and the terms of the reference of the shareholders' general meeting;

(2)	it shall have definite topics to discuss and specific matters to resolve;

(3)	it shall be submitted in writing or served to the convener.

Limitations on the rights to own securities

Under Article 18, the shares issued to domestic investors and denominated in Renminbi are Domestic-Invested Shares whereas the shares issued to overseas investors and denominated in foreign currency are Foreign-Invested Shares. Under Article 17, our Domestic-Invested Shares can be held only by PRC shareholders and our Foreign-Invested Shares, such as H shares and ADSs can be held only by foreign shareholders and other shareholders from regions of Hong Kong, Macau and Taiwan.

Provisions having an effect of delaying, deferring or preventing a change in control

Under Article 111, in making decisions in respect of market development, merger and acquisition, and investment in a new field, where the consideration to be paid or the assets to be acquired exceed 10% of our total assets, the Board of Directors is required to engage relevant professional consultants to provide professional opinions, which shall serve as the key reference for the decision making of the Board of Directors concerning projects of any investment, merger or acquisition.

Under Article 86(3), division, merger, dissolution and liquidation of us and material acquisitions and disposals by us must be approved by a special resolution at the shareholders' general meeting.

There are no provisions pertaining to the ownership threshold above which shareholder ownership must be disclosed under the Articles of Association.

Conditions governing changes in registered capital

Under Article 108(7), any proposal for the increase or decrease of our registered capital must be formulated by the Board of Directors. Article 86(1) further provides that any increase or reduction in share capital requires adoption of a special resolution at a shareholders' general meeting.

Material Contracts

On March 12, 2007, we entered into a sponsorship agreement with CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd. in relation to the merger with Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. through share exchange and public issue of our A Shares. Please see "Item 4 - Information on the Company - the A Shares Offering" and "Item 19 - Exhibit 4.2".

On December 28, 2006, we entered into a merger agreement with Shandong Aluminum Industry Co., Ltd. to consummate the merger with Shandong Aluminum Industry Co., Ltd through share exchange. Please see "Item 4 - Information on the Company - the A Shares Offering" and "Item 19 - Exhibit 4.3".

On December 28, 2006, we entered into a merger agreement with Lanzhou Aluminum Co., Ltd. to consummate the merger with Lanzhou Aluminum Co., Ltd through share exchange. Please see "Item 4 - Information on the Company - the A Shares Offering" and "Item 19 - Exhibit 4.4".

On July 20, 2007, we entered into a merger agreement with Baotou Aluminum Co., Ltd. to consummate the acquisition of Baotou Aluminum Co., Ltd through share exchange. Please see "Item 4 - Information on the Company - the A Shares Offering" and "Item 19 - Exhibit 4.5".

On May 21, 2008, we entered into an acquisition agreement with Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals"). Please see "Item 4 - Information on the Company - Recent domestic development" and "Item 19 - Exhibit 4.6"

Exchange Controls

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

Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

Taxation

China Taxation

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H Shares or ADSs purchased in connection with the global offering and held by the investor as capital assets.

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies to a domestic individual are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council or reduced by an applicable tax treaty. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax Notice"). Under the Tax Notice, dividends paid by a Chinese company to foreign individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, including the H Shares and ADSs, are temporarily exempt from a PRC withholding tax. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

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

Dividends Paid to Non-PRC Enterprises

According to the new PRC Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by Chinese companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Before the effectiveness of the new PRC Enterprise Income Tax Law and its implementation rules, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company's Overseas Shares will temporarily not be subject to the 10% withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the new PRC Enterprise Income Tax Law and its implementation rules. If the withholding tax becomes applicable in the future, the rate could be reduced under an applicable double-taxation treaty.

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

Capital Gains

According to the new PRC Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, capital gains realized by foreign enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to capital gains tax at the rate of 10%. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Before the effectiveness of the new PRC Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of Overseas Shares of a PRC company excluding the shares held through their PRC domestic establishment or residences were, temporarily, exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the new Enterprise Income Tax Law and its implementation rules. With respect to individual holders of H shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, or the Provisions, stipulated that income tax on gains realized on the sale of equity shares shall be regulated in separate rules to be drafted by the Ministry of Finance. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued jointly by the Ministry of Finance and the SAT dated March 30, 1998. According to the Tax Notice, individual holders of Overseas Shares, such as H shares, are temporarily not subject to capital gains tax.

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

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

*	tax-exempt entities;

*	partnerships or other entities treated as partnerships for United States federal income tax purposes;

*	banks, financial institutions, and insurance companies;

*	real estate investment trusts, regulated investment companies and grantor trusts;

*	dealers or traders in securities, commodities or currencies;

*	U.S. holders liable for alternative minimum tax;

*	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

*	persons who receive the H Shares or ADSs as compensation for services;

*	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

*	certain U.S. expatriates; or

*	U.S. holders whose functional currency is not the U.S. dollar.

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

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H shares for ADRs, and ADRs for H shares, generally will not be subject to United States federal income tax.

Distributions on the H Shares or ADSs

Subject to the discussions below under "PFIC Rules," the gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2008 taxable year or any future year. However, our status in future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion of the PFIC rules below.

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

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive income" or, in the case of certain U.S. Holders as "general category income" for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under "Taxation - China"), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

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

Sale, Exchange or Other Disposition

Subject to the discussions below under "PFIC Rules," upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15% where the property has been held more than one year. Your ability to deduct capital losses is subject to significant limitations.

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

- 98 -

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

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong, Hong Kong profits tax will be payable. Gains from sales of H shares effected on or off the Hong Kong Stock Exchange are considered to derive from or arise in Hong Kong for this purpose. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No Hong Kong tax liability will arise on capital or trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong, e.g. on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is charged at the total rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying 0.1% of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such stamp duty.

If the withdrawal of H shares when ADSs are surrendered, or the issuance of ADSs when H shares are deposited, results in a change of beneficial ownership in the H shares under Hong Kong law, Hong Kong stamp duty at the rate described above for sale and purchase transaction will apply. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. Holders of ADSs are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H shares under Hong Kong law.

Comparison of NYSE Corporate Governance Rules and PRC Corporate Governance Rules For Listed Companies

Under the amended Corporate Governance Rules of NYSE, foreign issuers (including us) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences on our website: http://www.chalco.com.cn/zl/html/144/2008/20080624130056702530523/20080624130151420123963.pdf

Documents on Display

We are subject to the information reporting requirements of the Exchange Act and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy any report, statement or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our reports and other information file with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov .

As a foreign private issuer, we are exempted from the rules under the Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risks, including credit risk relating to financial assets, changes in foreign exchange rates, interest rates and the prices of alumina and primary aluminum, in the normal course of business.

We borrow short-term and long-term funds, including variable-rate debts, principally denominated in Renminbi. We hedge a limited amount of our sales through trading of futures contracts on the Shanghai Futures Exchange. Our hedging activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading.

The following discussion, which constitutes "forward-looking statements" that involve risk and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks, which we face in the normal course of business.

Credit Risk

The carrying amounts of bank balances, accounts and other receivables included in the balance sheet represent our maximum exposure to credit risk in relation to our financial assets. While strong State support is behind those major state-owned financial institutions into which our savings are deposited, and our Directors are of opinion that there is no significant credit risk on bank balances being deposited. We also perform periodic credit evaluations of our customers and believe that we have made adequate provision for uncollectible accounts and other receivables in the financial statements.

None of our major customers exceed 10% of total revenue and do not individually present a material risk to our sales.

We use the majority of our futures contracts traded on the Shanghai Futures Exchange and LME to hedge against adverse fluctuations in aluminum prices and do not hold other derivatives instruments. The futures contracts are marked to market at balance sheet dates and corresponding unrealized holding gains (loss) are recorded in the income statement for the year. The fair value of the unrealized holding losses for the years ended December 31, 2005 and 2006 were RMB8,360,000, RMB5,703,000, respectively. We have a fair value of unrealized holding gains of RMB8,103 million for the year ended December 31, 2007.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenue into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the State Administration of Foreign Exchange. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. On July 21, 2005 the People's Bank of China announced changes to the RMB exchange rate regime to break the peg to the US Dollar. As a result, the value of the RMB appreciated by 2% on that day. The value of the RMB is currently determined by the PRC government under a managed floating exchange rate regime based on market supply and demand with a reference to a basket of currencies and has appreciated approximately 12% since July 21, 2005. Fluctuations in exchange rates could adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot assure you that any future movements in the exchange rates of Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our operating performances and financial condition.

As of December 31, 2007, we had two foreign currency denominated loans with principal of RMB47.19 million in Japanese Yen and RMB85.80 million in US dollars. In addition, our foreign currency denominated short-term bank deposits amounted to RMB309.20 million, of which RMB41.07 million was denominated in U.S. dollars, RMB107.4 million was denominated in Australian dollars, RMB128.28 million was denominated in Hong Kong dollars and RMB32.41 million was denominated in euros. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable.

A significant depreciation in the Renminbi against major foreign currencies could have an adverse impact on our capital expenditures program. We have incurred relatively small amounts of foreign currency denominated debts for capital expenditures primarily relating to development of our alumina refineries, and may incur foreign currency denominated debts in the future. To the extent the Renminbi devalues against any of these currencies, it would correspondingly increase our repayment costs on such loans.

As of December 31, 2007, as the foreign currency denominated assets and liabilities table an insubstantial portion of our total assets and liabilities, the Directors are of the opinion that we are not exposed to any significant foreign exchange risk.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our debts, primarily on our long-term debt obligations. Our debts consist of fixed and variable-rate debt obligations with original maturities ranging from 1 to 19 years. We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debts and the interest cost of outstanding variable rate borrowings. Fluctuations in interest rates can also lead to significant fluctuations in the fair values of our debt obligations. We do not currently use any derivative instruments to modify the nature of our debts so as to manage our interest rate risk. Instead, our treasury department closely monitors the market interest rates and maintains proper portfolio of variable rate and fixed rate debts in order to reduce the exposure to any one form of interest rate risk.

The table below sets forth information about our interest rate sensitive financial instruments, including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited balance sheets and Note 20 to our audited financial statements.

Expected Maturity

Fair
2008	2009	2010	2011	2012	Thereafter	Total	value

(in thousands, except percentage data)

Short-term loans:

Fixed rate (RMB)	3,028,840	-	-	-	-	-	3,028,840	3,028,840
Average interest rate	3.25%
Variable rate (USD) *	85,800	-	-	-	-	-	85,800	85,800
Average interest rate	6.65%

Short-term bonds:
Fixed rate (RMB)	3,051,471	-	-	-	-	-	3,051,471	3,051,471
Average interest rate	3.95%

Long-term loans:

Variable rate (RMB)	2,191,538	2,305,770	1,480,969	1,333,969	2,127,869	4,845,977	14,286,092	14,286,092
Average interest rate	6.2%	5.9%	6.1%	6.2%	5.9%	5.8%
Fixed rate
(Japanese yen)*	2,484	2,483	2,484	2,484	2,484	34,771	47,190	39,323
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

Long-term bonds
Fixed rate (RMB)	-	-	-	-	-	2,029,183	2,029,183	1,842,550
Average interest rate						4.64%

*	Data in Renminbi equivalents.

Commodity Price Risk

We are exposed to fluctuations in the prices of alumina and primary aluminum. We import alumina from suppliers outside China. Such purchases are made at market prices. In addition, all our sales of alumina and primary aluminum are made at market prices. Therefore, fluctuations in the prices of alumina and primary aluminum have a significant effect on our operating performances.

We enter into short-term futures contracts traded on the Shanghai Futures Exchange and LME to hedge a limited amount of sales of primary aluminum so as to minimize the impact of the fluctuations in the price of primary aluminum on our operating performances. Gains and losses on such futures contracts are recorded as other gains, net at each balance sheet date. The contracts have maturity dates that do not exceed six months.

The fair value of futures contracts are based on quoted market prices. As of December 31, 2007, the Company's position in futures contracts and options of aluminum is as follows:

As of December 31, 2006	As of December 31, 2007
		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity
		RMB'000	RMB'000	RMB'000			RMB'000	RMB'000	RMB'000

Future Contracts:

Short	13,500	283,896	295,042	(11,146)	January 2007 to April 2007	17,440	322,342	314,239	8,103	January 2008 to March 2008

Long	20,000	438,423	440,178	1,755	January 2007	-	-	-	-	N/A

Options:

Sales	31,000	23,543	19,855	3,688	January 2007 to December 2007	-	-	-	-	N/A

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of Aluminum Corporation of China Limited's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this annual report, have concluded that, as of such date, our company's disclosure controls and procedures were effective to ensure that material information required to be disclosed in the report that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and regulations.

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

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of the company's internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

We have excluded Lanzhou Aluminum from our assessment of internal control over financial reporting as of December 31, 2007 because this entity was acquired during 2007 and qualified under current United States Securities and Exchange Commission regulations for exclusion from our assessment of internal control over financial reporting. Total assets and total revenue of Lanzhou Aluminum in aggregate represent 11% and 1%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2007.

The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Wang Mengkui, Mr. Zhu Demiao, Mr. Kang Yi and Mr. Zhang Zhuoyuan. Our Board of Directors has determined that Mr. Zhu Demiao is the financial expert serving on our Audit Committee as well as the Chairman of the Audit Committee. See "Item 6. Directors, Senior Management and Employees".

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

PricewaterhouseCoopers served as our independent auditor for the 2007 fiscal year. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,
2006	2007

RMB	RMB

(in thousands)

Audit fees	30,000	22,000
Audit-related fees	4,253	6,500
All other fees	781	11,000

Total	35,034	39,500

"Audit fees" represents fee obtained from annual audit work.

"Audit-related fees" represents fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit fees".

"All other fees" represents fees for the advisory services on SAP implementation project.

In April 2003, our Audit Committee established pre-approval policies and procedures under which all audit and non-audit services performed by our principal accountants must be approved by the Audit Committee. For 2007, all of the services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17	FINANCIAL STATEMENTS

See pages F-1 to F-96 following Item 19.

ITEM 18	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 17.

ITEM 19	EXHIBITS

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description

4.1	Placing Agreement among Aluminum Corporation of China Limited, J.P.Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited, dated May 9, 2006.

4.2	A Shares Sponsorship Agreement among Aluminum Corporation of China Limited, CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd., dated on March 12, 2007.

4.3	Merger Agreement between Aluminum Corporation of China Limited and Shandong Aluminum Industry Co., Ltd., dated on December 28, 2006.

4.4	Merger Agreement between Aluminum Corporation of China Limited and Lanzhou Aluminum Co., Ltd., dated on December 28, 2006.

4.5	Merger Agreement between Aluminum Corporation of China Limited and Baotou Aluminum Co., Ltd., dated on July 20, 2007.

4.6

English translation of the summary of acquisition agreement entered into by Aluminum Corporation of China Limited, Aluminum Corporation of China and China Nonferrous Metals Processing Technology Co., Ltd. on May 21, 2008.

8.1	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2007

12.1	Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/XIAO Yaqing

XIAO Yaqing
Chief Executive Officer
- 106 -

Date: June 23, 2008

EXHIBIT 4.1

Placing Agreement among Aluminum Corporation of China Limited, J.P.Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited, dated May 9, 2006. See "Exhibit 4.1" of the company's Form 20-F filed on May 31, 2006.

EXHIBIT 4.2

A Shares Sponsorship Agreement among Aluminum Corporation of China Limited, CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd., dated on March 12, 2007. See "Exhibit 4.2" of the Company's Form 20-F filed on June 20, 2007.

EXHIBIT 4.3

MERGER AGREEMENT

Between

Aluminum Corporation of China Limited

And

Shandong Aluminum Industry Co., Ltd.

dated as of 28 December 2006

CONTENTS

1.	DEFINITIONS AND INTERPRETATION . . . . . . . . . . . . . . . . . . . . . . .
1.1	DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1.2	INTERPRETATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2.	THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.1	THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.2	COMPLETION DATE OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.3	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE SUBSISTING COMPANY.
2.4	FURTHER ACTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.5	GENERAL MEETINGS . . . . . . . . . . . . . . . . . . . . . . . . . .

3.	CONSIDERATION OF THE MERGER . . . . . . . . . . . . . . . . .
3.1	SHARE EXCHANGE . . . . . . . . . .
3.2	CASH ALTERNATIVE. . . . . . . . . . . . . . . .
3.3	DISSENTING SHARES IN CHALCO . . . . . . . . . . . . . . . . . . . . . . . . .
3.4	SHARE REGISTER:NO FURTHER SHARE OWNERSHIP . . . . . . . . . . . .

4.	REPRESENTATIONS AND WARRANTIES OF SHANDONG ALUMINUM . . . . . . . . .
4.1	ORGANIZATION; QUALIFICATION . . . . . . . . . . . . . . . . . . . . . .
4.2	SUBSIDIARIES . . . . . . . . . . . . . . . . . . . . . . . .
4.3	SHARE CAPITAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.4	AUTHORIZATION; VALIDITY OF AGREEMENT; COMPANY ACTION
4.5	APPROVALS OF THE MERGER BY THE BOARD . . . . . . . . . . . . . .
4.6	CONSENTS AND APPROVALS; NO VIOLATIONS . . . . . . . . . . .
4.7	CSRC AND SSE DOCUMENTS AND FINANCIAL STATEMENTS
4.8	ABSENCE OF CERTAIN CHANGES. . . . . . . . . . . . . . . . . . . . . . .
4.9	LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.10	EMPLOYEE BENEFIT PLANS . . . . . . . . . . . . . . . . . . . . . . . . . .
4.11	TAX MATTERS; GOVERNMENT BENEFITS . . . . . . . . . . . . . . .
4.12	TITLE TO PROPERTIES; ENCUMBRANCES . . . . . . . . . . . . . . .
4.13	MANUFACTURE FACTORY AND EQUIPMENT . . . . . . . . . . . .
4.14	LEASES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.15	ENVIRONMENTAL LAWS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.16	COMPLIANCE WITH LAWS . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.17	INTELLECTUAL PROPERTY . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.18	INSURANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.19	NO CONDEMNATION OR EXPROPRIATION . . . . . . . . . . . . . .
4.20	CONSENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5.	REPRESENTATIONS AND WARRANTIES OF FEITIAN . . . . . . . . . .
5.1	ORGANIZATION; QUALIFICATION . . . . . . . . . . . . . . . . . . . . . .
5.2	AUTHORIZATION; VALIDITY OF AGREEMENT; COMPANY action
5.3	APPROVALS OF THE MERGER BY THE BOARD REGARDING MERGER. . . . . . . . . . . . . . .
5.4	CONSENTS AND APPROVALS; NO VIOLATIONS . . . . . . . . . . .

6.	COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.1	INTERIM OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.2	ACCESS; CONFIDENTIALITY . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.3	REASONABLE BEST EFFORTS . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.4	PUBLICITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.5	DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
6.6	NOTICE AND ANNOUNCEMENT FOR THE CREDITORS . . . . . .
6.7	CHALCO'S COVENANTS . . . . . . . . . . . . . . . . .

7.	CONDITIONS TO THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.1	CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER
7.2	CONDITIONS TO FEITIAN'S OBLIGATIONS TO EFFECT THE MERGER
7.3	CONDITIONS TO SHANDONG ALUMINUM'S OBLIGATIONS TO EFFECT THE MERGER . . . .. .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

8.	TERMINATION OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . .
8.1	TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.2	EFFECT OF TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

9.	MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.1	TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.2	AMENDMENT AND MODIFICATION . . . . . . . . . . . . . . . . . . . . . .
9.3	NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES . .
9.4	NOTICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.5	COUNTERPARTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.6	ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES . . . .
9.7	SEVERABILITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.8	GOVERNING LAW . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.9	FORCE MAJEURE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.10	TIME OF ESSENCE
9.11	EXTENSION; WAIVER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.12	ASSIGNMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.13	LANGUAGE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.14	HEAD. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.15	SETTLEMENT OF DISPUTES
9.16	EFFECTING THE AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . . .

MERGER AGREEMENT

The merger agreement was entered into on 28 December 2006 by following parties:

the Acquiree or the Merged Party: Shandong Aluminum Industry Co.Ltd, a joint stock limited company incorporated in the People's Republic of China with limited liability ("Shandong Aluminum")

Whereas:

1.

Aluminum Corporation of China Limited, a company has overseas listed foreign shares ("H Shares"), the H Shares and ADRs of which are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

2.

Shandong Aluminum Industry Co.Ltd, a company has domestically listed domestic shares ("A Shares"), the A shares of which are listed on the Shanghai Stock Exchange. Chalco and other public A shareholders hold 71.43% and 28.57% interests in the total share capital of Shandong Aluminum, respectively. Shandong Aluminum has not completed its share reform.

3.

The relevant proposal regarding the merger of Shandong Aluminum by Chalco and the share reform of Shandong Aluminum, as well as this agreement have been approved by the board of Chalco and Shandong Aluminum under the Company Law of the People's Republic of China ("Company Law") and the Articles of Association of each party, respectively.

4.	Chalco and Shandong Aluminum desire to make certain representations, warranties, covenants and agreements in connection with the Merger and set forth the terms on which it will be carried into effect.

Through friendly negotiation, parties hereto have reached the following

7-2-2-3

agreement on matters of the Merger under Company Law, Contract Law of the People's Republic of China and the provisions of relevant laws, regulations, and normative documents:

1.	Definitions and Interpretations

1.1	Definitions

For the purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise, following terms used herein have the following meanings:

the "Acquirer", the "Merging Party" "Chalco"	Aluminum Corporation of China Limited, a joint stock limited company incorporated in the People's Republic of China

the "Acquiree", the" Merged Party" "Shandong Aluminum"	Shandong Aluminum Industry Co.Ltd, a joint stock limited company incorporated in the People's Republic of China

"Subsisting Company"	Chalco after the Merger

"Third Party"

Unless otherwise confirmed as any party no particular with reference to the context, it refers to one or more persons who provide Cash Alternative to A shareholders of Shandong Aluminum. Shares of A shareholders who have exercised their cash alternative will transfer to the Third Party. The Third Party will exercise the rights to transfer such shares to A Shares of Chalco.

"Compensated Party"	each present and former senior management and director of Shandong Aluminum and its Subsidiaries, and each person who becomes any of the foregoing prior to the Completion Date of the Merger.

"Subsidiaries"	for the purpose of Shandong Aluminum, any corporation,

7-2-2-4

joint venture (equity or contractual) or other business organization, whether incorporated or unincorporated, of which (a) at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, joint venture or other business organization is directly or indirectly owned or controlled by Shandong Aluminum or by any one or more of its Subsidiaries, or (b) Shandong Aluminum or any other Subsidiary of Shandong Aluminum is a general partner (excluding any such partnership where Shandong Aluminum or any Subsidiary of Shandong Aluminum does not have a majority of the voting interest in such partnership), or co-venturer owning at least 50% of the aggregate joint venture interests.

"Person"

a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or other entity or organization.

the "Merger"	the merger of Shandong Aluminum by Chalco as set out in section 2.1 hereof.

"Consideration of the Merger"

For the purpose of Chalco, the consideration for the Merger will be satisfied with A shares of Chalco with number equal to Total Shares for the Share Exchange which will be issued to A shareholders of Shandong Aluminum and/or the third party who has paid cash consideration for the Merger. For the purpose of A shareholders of Shandong Aluminum, they can exchange shares of Shandong Aluminum held by them for A shares of Chalco, or obtain relevant cash

7-2-2-5

consideration by exercising cash alternative.

"Share Reform"	actions or events that remove the split share structure between non-circulating shareholders and circulating shareholders of Shandong Aluminum by the Merger and the completion of share reform.

"Agreement"	the Merger Agreement.

" the Board of Chalco"	the board of Chalco.

"the Articles of Association of Chalco"	the Articles of Association of Chalco.

"A Shares of Chalco"	the ordinary shares of Chalco in initial public offering to domestic investors which have been listed on the Shanghai Stock Exchange, after approved by the CSRC and the Shanghai Stock Exchange.

"Dissenting Shares in Chalco"

any shares of Chalco as to which the holder thereof put forward objections in writing upon the approval of the merger agreement and the Merger thereunder at the general meeting described in sub-paragraph 2.5.1 and demanded Chalco and/or other shareholders who agree with the Merger to purchase their shares at a fair price in accordance with the article 170 the Articles of Association of Chalco, and has neither withdrawn nor lost the right to put forward such demand as at the Completion Date of the Merger.

"the Articles of Association of Shandong Aluminum"	the Articles of Association of Shandong Aluminum.

"Shandong Aluminum Agreement"

any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Shandong Aluminum or any of its Subsidiary is a party or by which any of them or any of their properties or assets may be bound as at Completion Date of the Merger.

7-2-2-6

"A shares of Shandong Aluminum"	the ordinary shares of Chalco in initial public offering to domestic investors which have been listed on the Shanghai Stock Exchange.

"Total shares to be exchanged"	sum of 3.15 times of total number of A shares of Shandong Aluminum (rounded up to 1 share)

"PRC"	the People's Republic of China which excludes the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan, for the purpose of this Agreement.

"Government Authorities"

a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency of the People's Republic of China, or any provincial or municipal or other local jurisdictions thereof or of Hong Kong, or of the United States or any state thereof, to the extent there is jurisdiction.

"CSRC"	China Securities Regulatory Commission.

"Hong Kong Stock Exchange"	the Stock Exchange of Hong Kong Limited

"CSDCC"	China Securities Depository and Clearing Corporation Limited, Shanghai Branch.

"Effective Date of the Merger"

the date when all conditions under this agreement are satisfied (or all conditions not being satisfied are waived under the rules of this Agreement) and the Merger obtains authorization or approval from the competent authorities (Save as the approval for the listing of A Shares of Chalco on the Shanghai Stock Exchange which can be obtained later).

"Completion Date of the Merger"	the time stipulated in the section 2.2 of the Agreement;

7-2-2-7

"Registration Date"

the registration time when Shareholders of Shandong Aluminum entitled to receive the Consideration of the Merger are determined in accordance with section 3.1 and 3.2, the specific time of which will be announced by Shandong Aluminum later.

"Claim Period of Cash Alternative"	the period in which qualified A shareholders of Shandong Aluminum may declare to exercise the cash alternative, the specific time of which will be announced by Shandong Aluminum later.

"Share Exchange Date"	the issue date of A Shares of Chalco.

"Balance Sheet Date"	the date of balance sheet, namely 30 June 2006, the benchmark date of the merger.

"Balance Sheet"	the most recent published audited balance sheet of Shandong Aluminum and its consolidated subsidiaries included in the Financial Statements.

"Transitional Period"	the period from the date when this Agreement is executed to the Completion Date of the Merger.

"Hong Kong Listing Rules"	the rules governing the listing of securities on Hong Kong Stock Exchange.

"Shanghai Listing Rules"	the rules governing the listing of securities on Shanghai Stock Exchange.

"Company Law"	the Company Law of the PRC and its amendment from time to time.

"Environmental Protection Law"

each national, local and applicable foreign law and regulation relating to pollution, protection or preservation of human health or the environment, including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including, without limitation, each law and regulation relating to emissions, discharges, releases or threatened

7-2-2-8

releases of Materials Causing Environmental Problem, or otherwise relating to the generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials Causing Environmental Problem, or the preservation of the environment or mitigation of adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

"Environmental Pollution Claims"

any claim, action, investigation or notice by any person or entity alleging potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney's fees or penalties relating to (i) the presence, or release into the environment, of any Materials Causing Environmental Problem at any location owned or operated by Shandong Aluminum or any of its Subsidiaries, now or in the past, or (ii) any violation, or alleged violation, of any Environmental Law.

"Materials Causing Environmental Problem"

pollutants, contaminants, toxic or hazardous substances, materials and wastes, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon and lead or lead-based paints and materials.

"Intellectual Property"	all of the following: Trademarks, Patents, Copyrights, trade secrets and Licenses.

"Copy Right"

PRC and foreign registered and unregistered copyrights (including, but not limited to, those in computer software and databases), rights of publicity and all registrations and applications to register the same.

"Trademark"	PRC and foreign registered and unregistered trademarks,

7-2-2-9

service marks, logos, trade names, corporate names and all registrations and applications to register the same.

"Patent"	issued PRC and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations, and extension thereof.

"License"

all licenses and agreements pursuant to which Shandong Aluminum has acquired rights in or to any Trademarks, Patents, or Copyrights, or licenses and agreements pursuant to which Shandong Aluminum has licensed or transferred the right to use any of the foregoing.

"Principle Business Factories"	all the manufacture factories completely owned, controlled or invested by Shandong Aluminum which are engaged in its principle business such as mining, smelting, production and processing.

"Tax" or "Taxation"

all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any national, provincial, local or applicable foreign governmental authority, including, but not limited to, income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, and other taxes, and shall include interest, penalties or additions attributable thereto.

"Liabilities Carrying Voting Rights"	indebtedness having general voting rights and indebtedness convertible into securities having such rights.

"RMB"	Renminbi yuan.

1.2	Interpretations

7-2-2-10

1.2.1	When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

1.2.2	Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

1.2.3	A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

1.2.4

A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

1.2.5

The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

2.	The Merger

2.1	The Merger

Subject to the terms and conditions of the Agreement, the Merger of Chalco and Shandong Aluminum will be conducted by way of share exchange and will be completed on Completion Date of the Merger. The Merger will be conducted in parallel to the Share Reform of Shandong Aluminum and the A share issue of Chalco.

Upon completion of the Merger, (1) Shandong Aluminum will be consolidated into

7-2-2-11

Chalco, delisted, de-registered legal person status and no longer existed as an independent company; (2) Chalco, as the Subsisting Company after the Merger, its registered capital and shareholding structure will be changed accordingly; (3) Chalco and all its rights, privileges, immunities and licenses will not be affected by the Merger; (4) All assets, liabilities, businesses and employees of Shandong Aluminum will be assumed by Chalco under laws. All rights and liabilities attached to the assets of Shandong Aluminum also will be enjoyed and assumed by Chalco under laws; (5) The Articles of Association of Chalco will be the Articles of Association of the Subsisting Company. New Articles of Association (draft) have been prepared by Chalco in wake of the issue of A shares. The Articles of Association (draft) will be the new Articles of Association of the Subsisting Company, and will take effect upon approval by relevant authorities after the issue and listing of A share; (6) the Merger shall have the effectiveness as stipulated by the Company Law.

Shandong Aluminum was aware and agreed that Chalco would acquire Lanzhou Aluminum Corporation Limited. ("Lanzhou Aluminum") while acquiring Shandong Aluminum. However, the merger of Shandong Aluminum by Chalco and the merger of Lanzhou Aluminum are not inter-conditional.

2.2	Completion Date of the Merger

Chalco and Shandong Aluminum shall conduct the change of registration of Chalco and deregistration of Shandong Aluminum with the Industrial and Commercial Administration as soon as possible. Completion Date of the Merger shall be the date when all conditions set out in Article 7 are fulfilled or waived (if applicable) and the change of registration of Chalco and deregistration of Shandong Aluminum are completed.

2.3	Directors, Supervisors and Senior Management of the Subsisting Company

Members of the board, supervisory committee of Chalco shall become directors and supervisors of the Subsisting Company commencing from the Completion Date of the Merger, until its successors are duly appointed or assume the post under the Articles

7-2-2-12

of Association of the Subsisting Company or resigned or are dismissed upon approval by the Subsisting Company. The Management of Chalco shall become Senior Management of the Subsisting Company commencing from the Completion Date of the Merger, until its successors are duly appointed or assume the post under the Articles of Association of the Subsisting Company or resigned or are dismissed upon approval by the Subsisting Company.

Directors and supervisors of Shandong Aluminum shall cease to perform their duties and obligations commencing from the Completion Date of the Merger.

2.4	Further Action

If the Subsisting Company deems or is informed that it is necessary or appropriate to make any application, contract, transfer, guarantee or any other action or events, at any time after the Completion Date of the Merger, to grant, improve or confirm any rights, own rights or interests of Chalco and Shandong Aluminum and their properties or assets which acquired or will be acquired by the Subsisting Company as a result of merger or execution of this agreement, for the purpose of executing this agreement, directors or any other person authorized by the board of the Subsisting Company shall be granted the rights to execute or deliver all such application, contract, transfer, guarantee or other relevant documents in the name of or on behalf of Chalco and Shandong Aluminum, and take all necessary action to grant, improve or confirm rights, own rights or interests of such rights, properties or assets of the Subsisting Company, for the purpose of executing this agreement.

2.5	General Meeting

2.5.1	In order to complete the Merger, Chalco and Shandong Aluminum shall take following action under Company Law through their respective board:

1)	to duly convene, notify, hold all necessary shareholders' and/or directors' meeting immediately, to make discussion in respect of

7-2-2-13

the approval of the Merger and the Agreement and take actions;

2)

to try their best to obtain support from the shareholders for the Merger, and take all other necessary or proper action, to obtain voting and consent of shareholders which is necessary for the Completion of the Merger under Company Law, the Articles of Association and/or the Hong Kong Listing Rules and Shanghai Listing Rules.

2.5.2

Unless otherwise required by applicable law, Chalco and Shandong Aluminum shall have rights to review information set out in relevant documents in respect of the Merger before sending to any third party, authority department or security regulatory authorities or written materials to each party, in the event they are relating to Chalco and Shandong Aluminum, and conduct negotiation with the other party regarding such information and written materials if applicable. Chalco and Shandong Aluminum shall act in a proper and timely manner when exercising aforesaid rights.

3.	Consideration of the Merger

3.1	Share Exchange

3.1.1	Share Exchange

As at the date of Share Exchange, since the Merger does not require any shareholder of Shandong Aluminum to take any further action, all A shareholders of Shandong Aluminum whose names appear on the register of members of the Company at the registration date (excluding shareholders who exercised the cash alternative under regulations set out in clause 3.2) shall exchange their each A share in Shandong Aluminum for certain A shares in Chalco at the share exchange ratio set out in sub-paragraph 3.1.2. After the Registration Date, save as the third party, being the cash alternative provider,

7-2-2-14

any person whose name does not appear on the register of members of the Company at the registration date are not entitled to the rights set out in this sub-paragraph.

3.1.2	Share Exchange Price and Share Exchange Ratio

The A shares of Chalco and Shandong Aluminum were priced at RMB6.6 and RMB20.81 per share respectively. The share exchange ratio is 1:3.15, namely, each A shares in Shandong Aluminum will exchange for 3.15 A shares in Chalco.

3.1.3	Arrangement for the odd shares

Upon the share exchange, the numbers of A shares in Chalco obtained by A shareholders of Shandong Aluminum shall be integral. If number of shares in Shandong Aluminum held by A shareholders of Shandong Aluminum, after divided by share exchange ratio, is not integral, the odd shares are sorted according to the value of fractions and will be distributed to one shareholder for one share (by computer balloting in case that the number of equal fractions exceeds that of odd shares) until the actual share exchange number equals to the total number of the A shares of Chalco.

3.1.4	Arrangement for the restricted shares of Shandong Aluminum

All the A Shares of Shandong Aluminum which have been pledged or subject to other third party rights or judicially frozen should be exchanged for Chalco shares during the share exchange, while the pledge, other third party rights and judicial freezing attached to such shares remain unchanged over the exchanged Chalco A shares ..

3.2	Cash alternative

3.2.1	Subject entitled to cash alternative

All holders of A Shares of Shandong Aluminum whose name appeared on the register of shareholders as at the register date shall be entitled to exercise cash alternative as specified by this clause other than holders of

7-2-2-15

the following shares:

(1) the lock-up shares of Shandong Aluminum held by Directors', Supervisors' and Senior Management of Shandong Aluminum, (2) shares of Shandong Aluminum which have been pledged, or subject to other third party rights or judicially frozen, (3) shares of Shandong Aluminum held by the shareholders who have undertaken to Chalco and Shandong Aluminum to opt for share exchange and give up the cash alternative, and (4) other shares of Shandong Aluminum which are prohibited from exercising the cash alternative under the laws. Such shareholders can only exchange shares as specified by clause 3.1.

Person whose name didn't appear on the register of shareholders shall not be entitled to exercise cash alternative.

3.2.2	The consolidated consideration for exercising cash alternative

Holders of A Shares of Shandong Aluminum exercising cash alternative will receive cash consideration of RMB16.65 paid by the third party in respect of each share of Shandong Aluminum exercised.

3.2.3	Exercise of cash alternative

Holders of A Shares of Shandong Aluminum entitled to exercise cash alternative shall exercise cash alternative through Shanghai Stock Exchange during the Declaration Period for cash alternative, and such shareholders could apply for cash alternative for all or part of the shares of Shandong Aluminum held by them. Upon expiry of the Declaration Period of the cash alternative, none shall exercise cash alternative any more.

3.2.4	Settlement and delivery for shares exercising cash alternative

Upon the expiry of the Declaration Period, both parties to the Merger shall negotiate with the third parties and determine the allocation proportion and number of such shares among the third parties, while no negotiation is needed in the case of a single third party. It should be ensured that the

7-2-2-16

third parties will deposit amount payable into the designated bank accounts within the stipulated time in compliance with the requirement of regulatory authorities or departments. Both parties to the Merger shall, together with third parties and relevant authorities and departments, go through settlement and delivery procedures in respect of Cash Alternative, and transfer cash consideration into the capital account of corresponding shareholders.

3.3	Dissenting Shares in Chalco

3.3.1

The holders of dissenting shares in Chalco are entitled to require Chalco and/or other shareholders who agree with the Merger to purchase their shares at fair price in accordance with the article 170 the Articles of Association of Chalco, and the holders of dissenting shares can put forward such claims in writing upon the approval of the merger agreement and the Merger thereunder at the general meeting described in sub-paragraph 2.5.1.

3.3.2

In case the holders of such dissenting shares require any assenting shareholders to purchase their shares at a fair price, Chalco shall fulfil any reasonable obligations of the holders of such assenting shares, at their request, to such dissenting shareholders. However, (1) assenting shareholders shall submit to Chalco the claims in writing received by them for purchasing shares at fair price, request for withdrawal (if any) or other documents required to be submitted under the Company Law the Articles of Association of Chalco;

(2) assenting shareholders shall furnish Chalco with the opportunity to lead all negotiations and procedures related to the determination of fair price under the Articles of Association of Chalco; and (3) unless with prior consent in writing of Chalco, such assenting shareholders who opt to request Chalco to assume the aforesaid obligations shall not on their own initiative determine any fair price or make any payment thereunder, and shall not solve and propose to solve any request to determine the fair

7-2-2-17

price.

3.3.3

Chalco is entitled to appointing any third party to acquire the shares claimed by such dissenting shareholders to be sold, in which case the dissenting shareholders may not request Chalco or any assenting shareholders to cancel their claims.

3.4	Share register: no further share ownership

On the registration date, the share register of Shandong Aluminum shall be closed. Subsequently, there is no further register for share transfer in the shareholder record of Shandong Aluminum other than transfer to the third party who provides cash alternative. On and after the registration date, holders of A Shares of Shandong Aluminum shall not own any rights related to such shares other than the rights of obtaining the consolidated consideration as provided in clause 3.1 and clause 3.2.

4.	Representations and warranties of Shandong Aluminum

Shandong Aluminum hereby represents and warrants to Chalco that all of the statements contained in this Article IV are true and correct as at the date of this Agreement, and will be true and correct as at Effective Date of the Merger and Completion Date of the Merger.

4.1	Organization; Qualification.

It (i) is a joint stock limited company duly organized, validly existing and in good standing under the PRC Laws; and (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

7-2-2-18

4.2	Subsidiaries

All the outstanding capital stock of each Subsidiary is owned directly or indirectly by it free and clear of all liens, options or encumbrances of any kind and all material claims or charges of any kind, and is validly issued, fully paid and nonassessable. Each Subsidiary (i) is a legal person duly organized, validly existing and in good standing under the PRC Laws; and (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

4.3	Share capital

4.3.1.

Total share capital of Shandong Aluminum is 672 million shares. Shandong Aluminum has 192 million outstanding A Shares as at the signing date of this agreement. All outstanding shares of Shandong Aluminum are officially authorised, validly issued and full paid up, and subject to no overpayment. Saving above provisions, as at the signing date of this agreement (1) there is no other shares of Shandong Aluminum authorised, issued or outstanding; (2) there is no options, negotiable options, pre-emptive rights, subscription rights or other rights, agreements, arrangements or commitments concerning the issued or unissued share capital of Shandong Aluminum or any subsidiary of Shandong Aluminum, and (3) Shandong Aluminum or any its subsidiary has no unfulfilled contractual obligations to repurchase, redeem or obtain otherwise of any share or share capital of Shandong Aluminum, its subsidiaries or associated companies.

4.3.2.

The substantial debts of Shandong Aluminum or any of its subsidiaries shall not restrict (1) the repayment of debts by its or any of its subsidiaries in advance; (2) any debts born by its or any of its subsidiaries, or (3) any security interest on properties

7-2-2-19

or assets of any of its or any of its subsidiaries set by its or any of its subsidiaries.

4.4	Authorisation; Validity of Agreement; Company Action

Shandong Aluminum has full corporate power and authority to execute and deliver this Agreement, and to consummate the Merger. The execution and performance by it of this Agreement and the consummation by it of the Merger, have been duly authorized by its Board of Directors and, except for obtaining the approval of its shareholders as contemplated by Section 2.5.1, no other corporate action on the part of it is necessary to authorise the execution and delivery by it of this Agreement or the consummation by it of the Merger. This Agreement have been duly executed and delivered by Shandong Aluminum and, assuming due and valid authorization, execution and delivery thereof by the other party, this Agreement is valid and binding obligation enforceable against Shandong Aluminum in accordance with its terms, subject to bankruptcy and similar laws.

4.5	Approvals of the Merger by the Board

Board of Directors of Shandong Aluminum, at a meeting duly called and held, has (1) determined that each of this Agreement and the Merger is fair to and in the best interests of its shareholders; (2) approved the Merger; and (3) resolved to recommend that its shareholders approve and adopt this Agreement and the Merger.

4.6	Consents and Approvals; No Violations

Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, Shanghai Listing Rules, the Company Law or any other applicable law and regulation, none of the execution, delivery or performance of this Agreement by Shandong Aluminum, the consummation by it of the Merger or compliance by it with any of the provisions hereof will (1) conflict with or result in any breach of any provision of the articles of association, or similar organizational documents of it or any Subsidiary; (2) result in violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Shandong Agreement; or (3) violate

7-2-2-20

any order, writ, injunction, decree, statute, rule or regulation applicable to it, any Subsidiary or any of its or their properties or assets, excluding from the foregoing clauses (2) and (3) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on it and Subsidiaries, taken as a whole.

4.7	CSRC and SSE Documents and Financial Statements

Shandong Aluminum has filed with the CSRC and the SSE, and has heretofore made available to Chalco, true and complete copies of, all the Documents. As of their respective dates or, if amended, as of the date of the last such amendment filed prior to the date hereof, all the Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (2) complied in all material respects with the current regulations and rules of the PRC. The Financial Statements have been prepared from, and are in accordance with, the books and records of it and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the PRC with respect thereto, and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of it and its consolidated Subsidiaries as of the times and for the periods referred to therein.

4.8	Absence of Certain Changes

Since the date of the Balance Sheet, (i) the business of Shandong Aluminum and each of its Subsidiaries has been conducted only in the ordinary and usual course consistent with past practice, (2) it is not aware of any events or changes (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or reasonably likely to have, individually or in the aggregate, a material adverse effect on it and its Subsidiaries, taken as a whole, (3) its assets have not been affected in any

7-2-2-21

way as a result of flood, fire, explosion or other casualty (whether or not covered by insurance) , and (4) it has not taken any action which would have been prohibited under Section 6.1 if such section applied to the period between the Balance Sheet Date and the date of execution of this Agreement.

4.9	Litigation

There is no material action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or threatened against or involving Shandong Aluminum or any of its Subsidiaries, or which questions or challenges the validity of this Agreement or any action taken or to be taken by it or any of its Subsidiary pursuant to this Agreement or in connection with the Merger; and it does not know or have any reason to know of any valid basis for any such material action, proceeding or investigation. Neither it nor any of its Subsidiary is in default under or in violation of, or knows of any valid basis for any claim of material default under or material violation of, any contract, commitment or restriction to which it is a party or by which it is bound. Neither Shandong Aluminum nor any of its Subsidiaries is subject to any judgment, order or decree which may have an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

4.10	Employee Benefit Plans

Each material profit-sharing, pension plan, fund or program; each employment, or termination agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by it, or to which it is party, whether written or oral, for the benefit of any employee or former employee of Shandong Aluminum or any of its Subsidiaries. Neither Shandong Aluminum, any of its Subsidiaries has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing plan that would affect any employee or former

7-2-2-22

employee of it or any of its Subsidiaries.

4.11	Tax Matters; Government Benefits

Shandong Aluminum and each of its Subsidiaries have duly filed all Tax Returns that are required to be filed excluding only such Tax Returns as to which any failure to file does not have a material adverse effect on it and its Subsidiaries and have duly paid or caused to be duly paid in full or made provision of all Taxes for all periods or portions thereof ending through the date hereof. All Taxes owed and due by Shandong Aluminum and all Subsidiaries relating to operations on or prior to the Balance Sheet Date (whether or not shown on any Tax Return) have been paid or have been adequately reflected on the Financial Statements. Since the Balance Sheet Date, Shandong Aluminum has not incurred liability for any Taxes other than in the ordinary course of business. Neither Shandong Aluminum nor any Subsidiary has received written notice of any claim made by an authority in a jurisdiction where neither it nor any Subsidiary file Tax Returns, that it is or may be subject to taxation by that jurisdiction.

4.11.1

No national, provincial, or local audits, examinations or other administrative proceedings have been commenced or, to its knowledge, are pending with regard to any Taxes or Tax Returns or financial status or management of Shandong Aluminum or of any of its Subsidiaries. No written notification has been received by Shandong Aluminum or by any of its Subsidiaries that such an audit, examination or other proceeding is pending or threatened with respect to any Taxes due from or with respect to or attributable to it or any of its Subsidiaries or any Tax Return or financial status or management filed by or with respect to it or any of its Subsidiaries. To its knowledge, there is no dispute or claim concerning any Tax liability or financial status or management of its, or any of its Subsidiaries either claimed or raised by any taxing authority or auditing authority in writing.

7-2-2-23

4.12	Title to Properties; Encumbrances

All material properties and assets reflected in the Balance Sheet and all the properties and assets purchased by Shandong Aluminum and its Subsidiaries since the balance sheet date (other than inventory and short term investments) are free and clear of all mortgages, title defects or objections, liens, claims, charges, security interests or other encumbrances of any nature whatsoever including, without limitation, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements, and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever except, with respect to all such properties and assets: (1) liens shown on the Balance Sheet as securing specified liabilities or obligations and liens incurred in connection with the purchase of property and/or assets, if such purchase was effected after the date of the Balance Sheet, with respect to which no default exists; (2) minor imperfections of title, if any, none of which are substantial in amount, materially detract from the value or impair the use of the property subject thereto, or impair the operations of Shandong Aluminum or any of its Subsidiaries and which have arisen only in the ordinary course of business and consistent with past practice; and (3) liens for current taxes not yet due. The rights, properties and other assets presently owned, leased or licensed by Shandong Aluminum and its Subsidiaries and described elsewhere in this Agreement include all rights, properties and other assets necessary to permit it and its Subsidiaries to conduct their businesses in all material respects in the same manner as their businesses have been conducted prior to the date hereof.

4.13	Manufacture Factory and Equipment

The Manufacture Factories, structures and equipment of Shandong Aluminum and each of its Subsidiaries are structurally sound with no known defects and are in good operating condition and repair and are adequate for the uses to which they are being put. None of such Manufacture Factories, structures or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs which are not material in nature or cost or overhaul in accordance with plan or required under relevant state policies. Neither Shandong Aluminum nor any of its Subsidiaries has received notification that it is in violation of any applicable building, zoning, environmental, health or other law, ordinance or regulation in respect of its Manufacture Factories or

7-2-2-24

structures or their operations.

4.14	Leases

The terms of all leases pursuant to which Shandong Aluminum or any of its Subsidiaries leases material real or personal property are valid, binding and enforceable in accordance with their terms, and are in full force and effect; there are no existing defaults by Shandong Aluminum or any of its Subsidiaries thereunder; no event of default has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder; and all lessors under such leases have consented (where such consent is necessary) to the consummation of the Merger without requiring modification in the rights or obligations of the lessee under such leases.

4.15	Environmental Laws

(1) Shandong Aluminum and each of its Subsidiaries are in compliance in all material respects with all Environmental Laws, including, but not limited to, compliance with any permits or other governmental authorizations or the terms and conditions thereof; (2) neither it nor any of its Subsidiaries has received any communication or notice, whether from a governmental authority or otherwise, alleging any material violation of or noncompliance with any Environmental Laws by it or any of its Subsidiaries or for which any of them is responsible, and there is no pending or, to its knowledge, threatened Environmental Claim; and (c) to its knowledge, there are no past or present facts or circumstances that could form the basis of any Environmental Claim against it or any of its Subsidiaries or against any person or entity whose liability for any material Environmental Claim it or any of its Subsidiaries has retained or assumed either contractually or by operation of law, except where such Environmental Claim, if made, would not have a material adverse effect on it and its Subsidiaries taken as a whole.

4.16	Compliance with Laws

Shandong Aluminum and its Subsidiaries are in compliance with, and have not violated any applicable law, rule or regulation of any PRC national, local, or

7-2-2-25

foreign government or agency thereof which materially affects the business, properties or assets of it and its Subsidiaries, and no notice, charge, claim, action or assertion has been received by it or any of its Subsidiaries or has been filed, commenced or, to its knowledge, threatened against it or any of its Subsidiaries alleging any such violation, except for any matter otherwise covered by this sentence which does not have, individually or in the aggregate, a material adverse effect on it and its Subsidiaries, taken as a whole. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force effect would not have a material adverse effect on it and its Subsidiaries taken as a whole. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect would not have a material adverse effect on it and its Subsidiaries taken as a whole.

4.17	Intellectual Property

Either Shandong Aluminum or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use its Intellectual Property, and the consummation of the Merger will not alter or impair such ability in any respect. To Shandong Aluminum's knowledge, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending with respect to its Intellectual Property that are reasonably likely to have a material adverse effect on it and its Subsidiaries. To its knowledge, the conduct of the business of Shandong Aluminum and its Subsidiaries and its Intellectual Property does not infringe any Intellectual Property rights or any other proprietary right of any person, and neither it nor any of its Subsidiaries has received any written notice from any other Person pertaining to or challenging the right of it or any of its Subsidiaries to use any of the Intellectual Property. Neither it nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property which is still pending.

7-2-2-26

4.18	Insurance

All material policies of fire, liability, and other forms of insurance owned or held by it and each of its Subsidiaries are in full force and effect, all premiums with respect thereto covering all periods up to and including the Completion Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies will not in any way be affected by, or terminate or lapse by reason of, the Merger.

4.19	No Condemnation or Expropriation

Neither the whole nor any portion of the material leaseholds or any other material assets of Shandong Aluminum or any of its Subsidiaries is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the best of its knowledge, has any such condemnation, expropriation or taking been proposed.

4.20	Consents

Unless PRC laws or regulations require otherwise, no consent of any person is necessary, the failure to obtain of which will prevent the consummation of the Merger, including, without limitation, consents from parties to loans, contracts, leases or other agreements.

5.	Representations and Warranties of Chalco

Chalco hereby represents and warrants to Shandong Aluminum that all of the statements contained in this Article V are true and correct as of the date of this Agreement and will be true and correct as of the Completion Date.

5.1	Organization; Qualification

7-2-2-27

Chalco (1) is a company of limited liability duly organized, validly existing and in good standing under the PRC Laws; and (2) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

5.2	Authorisation; Validity of Agreement; Company Action

Chalco has full corporate power and authority to execute and deliver this Agreement, and to consummate the Merger. The execution, delivery and performance by it of this Agreement and the consummation by it of the Merger, have been duly authorized by its Board of Directors and, except for obtaining the approval of its shareholders as contemplated by Section 2.5.1, no other corporate action on the part of it is necessary to authorise the execution and delivery by it of this Agreement or the consummation by it of the Merger. This Agreement have been duly executed and delivered by it and, assuming due and valid authorisation, execution and delivery thereof by the other party, this Agreement is valid and binding obligation enforceable against Chalco in accordance with its terms, subject to bankruptcy and similar laws.

5.3	Approvals of the Merger by the Board

Board of Directors of Chalco, at a meeting duly called and held, has (1) determined that each of the Agreement and the Merger is fair to and in the best interests of its shareholders, (2) approved the Merger, and (3) resolved to recommend that its shareholders approve and adopt this Agreement and the Merger.

5.4	Consents and Approvals; No Violations

Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the U.S. securities laws, Listing Rules, Takeovers Code and Company Law, none of the execution, delivery or performance of this Agreement by Chalco, the consummation by it

7-2-2-28

of the Merger or compliance by it with any of the provisions hereof will (1) conflict with or result in any breach of any provision of the articles of association, or similar organizational documents of it or any Subsidiary, (2) result in a violation or breach of, or constitute (with or without due notice or the passage of time, or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Agreement, or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it, any Subsidiary or any of their properties or assets, excluding from the foregoing clauses (2) and (3) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on it and Subsidiaries, taken as a whole.

6.	COVENANTS

6.1	Interim Operations

Shandong Aluminum covenants and agrees that prior to the Completion Date, except (i) as expressly contemplated by this Agreement, or (ii) required by applicable law, after the date hereof:

6.1.1

the business of Shandong Aluminum and its Subsidiaries shall be conducted only in the usual, regular and ordinary course and substantially in the same manner as heretofore conducted, and each of it and its Subsidiaries shall use its best efforts to preserve its business organization intact, keep available the services of its current officers and employees and maintain its existing relations with customers, suppliers, creditors, business partners and others having business dealings with it, to the end that the goodwill and ongoing business of each of them shall be unimpaired at the Completion Date; meanwhile, Shandong Aluminum or any of its Subsidiaries (as appropriate) shall perform or procure the performance of capital expenditures and maintenance expenses in

7-2-2-29

all the plans in relation to principle business factories owned by Shandong Aluminum or any of its Subsidiaries prior to the Completion Date. In case that any of such capital expenditures and maintenance expenses fails to be completed on the Completion Date for any reason, Shandong Aluminum shall take all necessary and reasonable actions and make all necessary and reasonable preparations (including reasonable management of any funds concerning such capital expenditures) for completion of the uncompleted capital expenditures and maintenance expenses by the existing company within the reasonable period.

6.1.2

neither Shandong Aluminum nor any of its Subsidiaries shall: (1) amend its articles of incorporation or similar organizational documents, (2) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or Voting Debt, or securities convertible into or exchangeable for, or rights of any kind to acquire, any shares of any class or series of its capital stock or any Voting Debt, (3) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock; (4) split, combine or reclassify any shares of any class or series of its stock; or (5) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

6.1.3

neither Shandong nor any of its Subsidiaries shall (1) incur or modify any indebtedness or other material liability, other than in the ordinary and usual course of business and consistent with past practice; or (2) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

7-2-2-30

6.1.4

neither it nor any of its Subsidiaries shall: (1) incur or assume any material long-term debt, or except in the ordinary course of business, incur or assume any material short-term indebtedness in amounts not consistent with past practice; (2) modify the terms of any material indebtedness or other material liability, other than modifications of short term debt in the ordinary and usual course of business and consistent with past practice; (3) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person, as being in the ordinary course of business and consistent with past practice; (4) make any material loans, advances or capital contributions to, or investments in, any other person (other than to or in wholly owned Subsidiaries of it) if; or (5) enter into any material commitment or transaction (including, but not limited to, any capital expenditure or purchase, sale or lease of assets or real estate);

6.1.5

neither it nor any of its Subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice;

6.1.6

Shandong Aluminum or any of its subsidiaries shall not enter into any contract or transaction in connection with material assets purchase, excluding those occurred during normal operations or consistent with past practices;

6.1.7

Shandong Aluminum or any of its subsidiaries shall not pay for, repurchase, cancel or pay off any material request, obligation or liability (absolute, contingent or others), excluding those in normal operations or in line with past practices;

6.1.8

Shandong Aluminum or any of its subsidiaries shall not, through any plan, perform liquidation, dissolution, reorganization, recapitalization or other reorganization (excluding this merger), wholly or partially, to the Company or any of its subsidiaries;

6.1.9	Shandong Aluminum or any of its subsidiaries shall not change the adopted accounting methods, excluding those required

7-2-2-31

by the PRC Accounting Standards; or

6.1.10

Shandong Aluminum or any of its subsidiaries shall not enter into any agreement, contract, undertakings, or arrangement concerning the above matters and shall not make authorization and proposal in respect of above matters or announce intentions for engaging in above matters.

6.2	Access; Confidentiality

Upon receiving reasonable prior notice, Shandong Aluminum shall (and shall procure each of its subsidiaries to) provide all of its properties, account books, undertakings and minutes to the principals, employees, accountants, legal advisers, financial advisers, or other representatives in normal working time prior to the completion of the merger. In such period, Shandong Aluminum shall (and shall procure its subsidiaries to) timely provide Chalco (1) each report, supplementary provision, registered report or the copy of other documents submitted or received in such period as required by Securities Law of the PRC and the Shanghai Listing Rules, and (2) all other information relevant to its business, property and personnel as Chalco may reasonably request.

6.3	Reasonable Best Efforts

6.3.1

In accordance with and subject to this Agreement, Chalco and Shandong Aluminum both agree, prior to completion date of the merger, to take or procure to take all necessary, proper or reasonable (according to any governing law) actions with reasonable best efforts to complete the merger as soon as possible. Such actions include but not limited to (1) to prepare and submit all forms, registration and notices for the purpose of completion of the merger and to take any action to obtain any necessary approval, consent, order, exemption or waiver from any third party or governmental authority and/or securities regulatory agency; (2) to meet the other party's conditions for execution, and (3) Shandong Aluminum shall officially submit all necessary conditions to cancel applications to the Administration of Industry and Commerce when all conditions set out in clauses 7.1.1~ 7.1.6 are fulfilled or waived (if applicable). In addition, after the execution of the Agreement, either party hereto shall not take any action which may result in the delay or failure to obtain the permission, approval or consent from any governmental authority prior to the completion date of the merger.

7-2-2-32

6.3.2

Prior to the completion date of the merger, either party shall promptly negotiate with the other party for the documents or other information in respect of the Agreement or the merger submitted to governmental authority and/or securities regulatory agency, and shall provide necessary information and copies of such documents and information to the other party (or their respective legal adviser). Upon receipt of the letter in respect of the Agreement and the merger from governmental authority and/or securities regulatory agency, the Party shall promptly notify the other party. In the event that either party or its connected entities are required by governmental authority and/or securities regulatory agency for additional information or documents in respect of the Agreement and the merger, the party shall perform in due diligence and give proper reply after negotiation with the other party. In the event that the permissions (including environment permission) are required to transfer, alternate or change upon the execution of the Agreement and the completion of the merger, the involved party shall perform with best efforts.

6.4	Publicity

The initial press release with respect to the execution of this Agreement shall be a press release acceptable to Chalco and Shandong Aluminum. Thereafter, until the date the Merger is terminated or abandoned pursuant to Article VIII, neither party nor any of its Affiliates shall issue or cause the publication of any press release, other announcement or documents with respect to the Merger, or this Agreement without prior consultation with the other party, except as may be required by law or by any listing agreement with a securities exchange or trading market or by other regulatory authorities.

6.5	Directors' and Officers' Insurance and Indemnification

For three years after the completion date of merger, Chalco (or any successor to Chalco) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Chalco or any successor to Chalco) arising out of actions or omissions related to the Agreement or the Merger occurring at or prior to the Effective Date to the full extent required under applicable law, as in effect at the date hereof; provided that, in the event any claim or claims are asserted or made within such three year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Meanwhile, Shandong Aluminum shall guarantee that its directors and officers will never claim to Chalco

7-2-2-33

or any successor to Chalco based on their loses of positions because of the termination of Shandong Aluminum. The provisions in the Section shall survive the completion of the merger.

6.6	Notice and Announcement for the Creditors

Upon obtaining the approvals from the shareholders' general meetings referred to in Section 2.5.1, Chalco and Shandong Aluminum shall inform their own creditors of the Merger by notice or announcement and satisfy their requirements of repayment or guarantee in accordance with the Company Law and their own articles of association.

6.7	Chalco's Covenants

Chalco promises to suspend declaration of its dividend of 2006 (excluding declared interim dividend of 2006) prior to the practicable date of the distribution in which Chalco's A shares may have the chance to participate after the exchange date for the purpose of Chalco's A shares participation in the distribution.

7.	CONDITIONS TO THE MERGER

7.1	Conditions to Each Party's Obligation to Effect the Merger

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to December 31, 2007 (or such later date as Chalco and Shandong Aluminum have agreed) of each of the following conditions, any and all of which may be waived in whole or in part by Chalco or Shandong Aluminum, as the case may be, to the extent permitted by applicable law:

7.1.1	Shareholder Approval

The merger and merger agreement shall have been approved and adopted by over 2/3 of shareholders of Chalco with voting rights present at the general meeting (Matters relating to the issue of A shares of Chalco are approved) and shall have been approved and adopted by over 2/3 of non-connected shareholders of Shandong Aluminum with voting rights present at the general meeting for the purpose of completion of the merger. The merger proposal is passed at relevant shareholders' meeting of Shandong Aluminum.

7.1.2	PRC Governmental Approvals

7-2-2-34

All necessary PRC governmental approvals, including, without limitation, China Securities Regulation Commission and State-owned Asset Supervision Administration of the State Council, for the Merger and the Merger Agreement shall have been obtained, and such approvals shall not contain terms and conditions that would have a material adverse effect on the operation of the Surviving Company after the completion date of merger;

7.1.3	Issue and listing of Chalco's A shares

The initial public issue of A shares to domestic investors by Chalco has been approved by CSRC and the listing of such A shares has been approved by Shanghai Stock Exchange.

7.1.4	Overseas Governmental and Regulatory Approvals

All necessary authorizations, registrations, filings, consents, permissions and approvals in connection with the Merger having been obtained or made from, with or by (as the case may be) appropriate governmental bodies and/or regulatory bodies, in Hong Kong and/or any other relevant jurisdictions (except the PRC);

7.1.5

Confirm that the third party to the Merger and the Share Reform is capable of paying the cash consideration to holders of A shares of Shandong Aluminum who have elected the Cash Alternative and will participate in the share exchange for becoming a shareholder of Chalco.

7.1.6	Statutes; Court Orders

No statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger;

7.2	Conditions to Chalco's Obligations to Effect the Merger

7-2-2-35

The obligations of Chalco to consummate the Merger shall be subject to the satisfaction on or prior to December 31, 2007 (or such later date as Chalco and Shandong Aluminum have agreed) of each of the following conditions, any and all of which may be waived in whole or in part by Chalco, to the extent permitted by applicable law.

7.2.1

Representations and Warranties The representations and warranties of Shandong Aluminum set forth in Article IV shall not contain mistakes or omissions which would be of material significance to the Merger as of the completion date of the merger;

7.2.2

Covenants Shandong Aluminum shall have complied in all material respects with its undertakings under the terms of this Agreement and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger;

7.3	Conditions to Shandong Aluminum's Obligations to Effect the Merger

The obligations of Shandong Aluminum to consummate the Merger shall be subject to the satisfaction on or prior to December 31, 2007 (or such later date as Chalco and Shandong Aluminum have agreed) of each of the following conditions, any and all of which may be waived in whole or in part by Shandong Aluminum, to the extent permitted by applicable law.

7.3.1

Representations and Warranties. The representations and warranties of Chalco set forth in Article V shall not contain mistakes or omissions which would be of material significance to the Merger as of the completion date of the merger; and

7.3.2

Covenants. Chalco shall have complied in all material respects with its undertakings under the terms of this Agreement and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger.

8.	TERMINATION OF THE MERGER

7-2-2-36

8.1	Termination

The Merger may be terminated or abandoned at any time prior to the completion date of the merger, whether before or after shareholder's approval thereof:

8.1.1	By either of Chalco and Shandong Aluminum:

(1)

if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

(2)	all the Conditions referred to in Article VII shall not have been satisfied or waived (if applicable) by December 31, 2007;

(3)	Chalco has not obtained the requisite vote required by Section 2.5.1 at the duly held special shareholders meeting; or

(4)	Shandong Aluminum has not obtained the requisite vote required by Section 2.5.1 at the duly held special shareholders meeting and/or relevant shareholders' meeting;

8. 1.2	By Chalco:

If Shandong Aluminum shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by Chalco to Shandong Aluminum, as applicable; and

8. 1.3	By Shandong Aluminum

If Chalco shall have breached any of its representation, warranty, covenant or other agreement contained in this Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by Shandong Aluminum to Chalco, as applicable.

7-2-2-37

8. 1.4	Chalco and Shandong Aluminum both agree to terminate the Agreement in writing prior to the completion date of the merger.

8.2	Effect of Termination

In the event of the termination or abandonment of the Merger by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment of the Merger is made, and there shall be no liability on the part of Chalco or Shandong Aluminum except (1) for fraud committed to the other party related to the Merger or for breach of this Agreement prior to such termination or abandonment of the Merger and (2) as set forth in Sections 8.1.2 or 8.1. 3.

9.	MISCELLANEOUS

9.1	Taxes

9.1.1

Except as specifically provided to the contrary in this Agreement, including Section 9.1.2 and 9.1.3, all taxes incurred in connection with this Agreement and the consummation of the Merger shall be paid in accordance with relevant laws, regulations or regulatory documents. Should no such provision, such taxes shall be paid by the party incurring such expenses.

9.1.2

If Chalco shall terminate or abandon the Merger pursuant to Section 8.1.1(4) or Section 8.1.2, or if Shandong Aluminum shall terminate or abandon the Merger pursuant to Section 8.1.1(4), then Shandong Aluminum shall pay to Chalco an amount equal to Chalco's actual and reasonably documented out-of-pocket fees and expenses incurred by Chalco in connection with, the Merger, this Agreement and the consummation of the Merger.

9.1.3

If Shandong Aluminum shall terminate or abandon the Merger pursuant to Section 8.1.1(3) or Section 8.1.3, or if Chalco shall terminate or abandon the Merger pursuant to Section 8.1.1(3), then Chalco shall pay to Shandong Aluminum an amount equal to Shandong Aluminum�s actual and reasonably documented out-of-pocket fees and expenses

7-2-2-38

incurred by Shandong Aluminum in connection with, the Merger, this Agreement and the consummation of the Merger.

9.2	Amendment and Modification

Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of both parties contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, at any time prior to the completion date of the merger with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by their respective shareholders, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration.

9.3	Non-survival of Representations and Warranties

None of the representations and warranties in this Agreement or in any schedule or other document delivered pursuant to this Agreement shall survive the completion date of the merger. The foregoing sentence shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the completion date of the merger.

9.4	Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express and EMS in the PRC, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

9.4.1	if to Chalco, to:

Aluminum Corporation of China Limited
Address: No.62 North Xizhimen Street, Haidian District, Beijing
Postcode:
Attention: Ma Xiaoling

7-2-2-39

Tel: (010) 8229 8606
Fax: (010) 8229 8620

9.4.2	if to Shandong Aluminum, to:

Shandong Aluminum Industry Co., Ltd.
Address: No.1, Wugongli Road, Zhandian District, Zibo City, Shandong Province, PRC.
Postcode: 255052
Attention: Wang Guozhong
Tel: 0533-2930136
Fax: 0533-2985999

If delivered by courier, the delivery is confirmed when the notice reaches the address and the addressee confirmed above; if delivered by facsimile, the delivery is confirmed upon receipt of the facsimile slip by the sender; if delivered by mail or speed post, the arrival date shown on the return receipt shall be the delivery date.

9.5	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement.

9.6	Entire Agreement; No Third Party Beneficiaries

This Agreement (including the documents and the instruments referred to herein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and (b) except as provided in Section 6.5 are not intended to confer upon any person other than the parties hereto and thereto any rights or remedies hereunder.

9.7	Severability

7-2-2-40

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

9.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the People's Republic of China.

9.9	Force Majeure

Prior to the Completion Date of the Merger, in the event that the Merger fails to be fulfilled or fully fulfilled as a result of force majeure (including but not limited to events, such as earthquakes, typhoons, floods, fires, wars and acts of administrative intervention by the government) and changes in conditions, the party having the above force majeure event shall at once inform the other party about the event in the form of telegram or written notice within seven days, and provide details of the event and valid proofs for reasons of failure or partial failure to perform or the needs to delay performance of the Agreement. Both parties shall decide whether or not to amend or terminate the Agreement by reference to the extent of the impact on the performance of the Agreement by the event. If the event leads to the failure of the Merger, both parties will not assume any liability for breach.

9.10	Time of Essence

Either party hereto agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

9.11	Extension; Waiver

At any time prior to the completion date of the merger, the parties may (a) extend the

7-2-2-41

time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.2, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

9.12	Assignment

Neither this Agreement not any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written content of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.13	Language

The Agreement shall be written and signed in Chinese.

9.14	Heads

All captions given at the head of each article are just for reader's convenience and shall not be referred to at comprehension and interpretation of the Agreement.

9.15	Settlement of Disputes

All disputes arising from or in connection with this Agreement shall be settled through negotiation between the parties. If no agreement could be reached, the dispute shall be submitted to China International Economic and Trade Arbitration Committee for arbitration in accordance with the prevailing rules of the Commission. Arbitration shall be made in accordance with effective arbitration rules at that time. The arbitration award shall be final, binding upon both parties hereto.

7-2-2-42

9.16	Effecting the Agreement

The Agreement shall come into effect upon signature by both parties hereto.

IN WITNESS WHEREOF, Chalco has caused this agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Aluminum Corporation of China Limited

By:
Name:Xiao Yaqing
Title: Chairman

7-2-2-43

IN WITNESS WHEREOF, Shandong Aluminum has caused this agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Shandong Aluminum Industry Co., Ltd.

By:
Name: Liu Xingliang
Title: Chairman

EXHIBIT 4.4

MERGER AGREEMENT

Between

Aluminum Corporation of China Limited

And

Lanzhou Aluminum Co., Ltd.

dated as of 28 December 2006

CONTENTS

1.	DEFINITIONS AND INTERPRETATION . . . . . . . . . . . . . . . . . . . . . . .
1.1	DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1.2	INTERPRETATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2.	THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.1	THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.2	COMPLETION DATE OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.3	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE SUBSISTING COMPANY.
2.4	FURTHER ACTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.5	GENERAL MEETINGS . . . . . . . . . . . . . . . . . . . . . . . . . .

3.	CONSIDERATION OF THE MERGER . . . . . . . . . . . . . . . . .
3.1	SHARE EXCHANGE . . . . . . . . . .
3.2	CASH ALTERNATIVE. . . . . . . . . . . . . . . .
3.3	DISSENTING SHARES IN CHALCO . . . . . . . . . . . . . . . . . . . . . . . . .
3.4	SHARE REGISTER:NO FURTHER SHARE OWNERSHIP . . . . . . . . . . . .

4.	REPRESENTATIONS AND WARRANTIES OF LANZHOU ALUMINUM . . . . . . . . .
4.1	ORGANIZATION; QUALIFICATION . . . . . . . . . . . . . . . . . . . . . .
4.2	SUBSIDIARIES . . . . . . . . . . . . . . . . . . . . . . . .
4.3	SHARE CAPITAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.4	AUTHORIZATION; VALIDITY OF AGREEMENT; COMPANY ACTION
4.5	APPROVALS OF THE MERGER BY THE BOARD . . . . . . . . . . . . . .
4.6	CONSENTS AND APPROVALS; NO VIOLATIONS . . . . . . . . . . .
4.7	CSRC AND SSE DOCUMENTS AND FINANCIAL STATEMENTS
4.8	ABSENCE OF CERTAIN CHANGES. . . . . . . . . . . . . . . . . . . . . . .
4.9	LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.10	EMPLOYEE BENEFIT PLANS . . . . . . . . . . . . . . . . . . . . . . . . . .
4.11	TAX MATTERS; GOVERNMENT BENEFITS . . . . . . . . . . . . . . .
4.12	TITLE TO PROPERTIES; ENCUMBRANCES . . . . . . . . . . . . . . .
4.13	MANUFACTURE FACTORY AND EQUIPMENT . . . . . . . . . . . .
4.14	LEASES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.15	ENVIRONMENTAL LAWS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.16	COMPLIANCE WITH LAWS . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.17	INTELLECTUAL PROPERTY . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.18	INSURANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.19	NO CONDEMNATION OR EXPROPRIATION . . . . . . . . . . . . . .
4.20	CONSENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

7-2-2-1

5.	REPRESENTATIONS AND WARRANTIES OF LANZHOU ALUMINUM . . . . . . . . .
5.1	ORGANIZATION; QUALIFICATION . . . . . . . . . . . . . . . . . . . . . .
5.2	AUTHORIZATION; VALIDITY OF AGREEMENT; COMPANY action
5.3	APPROVALS OF THE MERGER BY THE BOARDREGARDING MERGER. . . . . . . . . . . . . . .
5.4	CONSENTS AND APPROVALS; NO VIOLATIONS . . . . . . . . . . .

6.	COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.1	INTERIM OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.2	ACCESS; CONFIDENTIALITY . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.3	REASONABLE BEST EFFORTS . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.4	PUBLICITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.5	DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
6.6	NOTICE AND ANNOUNCEMENT FOR THE CREDITORS . . . . . .
6.7	CHALCO'S COVENANTS . . . . . . . . . . . . . . . . .

7.	CONDITIONS TO THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.1	CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER
7.2	CONDITIONS TO FEITIAN'S OBLIGATIONS TO EFFECT THE MERGER
7.3	CONDITIONS TO LANZHOU ALUMINUM'S OBLIGATIONS TO EFFECT THE
MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

8.	TERMINATION OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . .
8.1	TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.2	EFFECT OF TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

9.	MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.1	TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.2	AMENDMENT AND MODIFICATION . . . . . . . . . . . . . . . . . . . . . .
9.3	NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES . .
9.4	NOTICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.5	COUNTERPARTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.6	ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES . . . .
9.7	SEVERABILITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.8	GOVERNING LAW . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.9	FORCE MAJEURE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.10	TIME OF ESSENCE
9.11	EXTENSION; WAIVER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.12	ASSIGNMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.13	LANGUAGE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.14	HEAD. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.15	SETTLEMENT OF DISPUTES
9.16	EFFECTING THE AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . . .

7-2-2-2

MERGER AGREEMENT

The merger agreement was entered into on 28 December 2006 by following parties:

the Acquiree or the Merged Party: Lanzhou Aluminum Corporation Limited, a joint stock limited company incorporated in the People's Republic of China with limited liability ("Lanzhou Aluminum")

Whereas:

1.

Aluminum Corporation of China Limited, a company has overseas listed foreign shares ("H Shares"), the H Shares and ADRs of which are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

2.

Lanzhou Aluminum Corporation Limited, a company has domestically listed domestic shares ("A Shares"), the A shares of which are listed on the Shanghai Stock Exchange. Chalco, Lanzhou Aluminum Factory, Lanzhou Economic Information Consultants Inc. and other public A shareholders hold 29%, 14.65%, 1.69% and 55.65% interests in the total share capital of Lanzhou Aluminum, respectively. Lanzhou Aluminum has not completed its share reform.

3.

The relevant proposal regarding the merger of Lanzhou Aluminum by Chalco and the share reform of Lanzhou Aluminum, as well as this agreement have been approved by the board of Chalco and Lanzhou Aluminum under the Company Law of the People's Republic of China ("Company Law") and the Articles of Association of each party, respectively.

4.	Chalco and Lanzhou Aluminum desire to make certain representations, warranties, covenants and agreements in connection with the Merger and set forth the terms on which it will be carried into effect.

7-2-2-3

Through friendly negotiation, parties hereto have reached the following agreement on matters of the Merger under Company Law, Contract Law of the People's Republic of China and the provisions of relevant laws, regulations, and normative documents:

1.	Definitions and Interpretations

1.1	Definitions

For the purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise, following terms used herein have the following meanings:

the "Acquirer", the "Merging Party" "Chalco"	Aluminum Corporation of China Limited, a joint stock limited company incorporated in the People's Republic of China

the "Acquiree", the" Merged Party" "Lanzhou Aluminum"	Lanzhou Aluminum Corporation Limited, a joint stock limited company incorporated in the People's Republic of China

"Subsisting Company"	Chalco after the Merger

"Third Party"

Unless otherwise confirmed as any party no particular with reference to the context, it refers to one or more persons who provide Cash Alternative to A shareholders and other non-circulating shareholders of Lanzhou Aluminum. Shares of A shareholders and other non-circulating shareholders of Lanzhou Aluminum who have exercised their cash alternative will transfer to the Third Party. The Third Party will exercise the rights to transfer such shares to A Shares of Chalco.

"Compensated Party"	each present and former senior management and director of Lanzhou Aluminum and its Subsidiaries, and each person

7-2-2-4

who becomes any of the foregoing prior to the Completion Date of the Merger.

"Subsidiaries"

for the purpose of Lanzhou Aluminum, any corporation, joint venture (equity or contractual) or other business organization, whether incorporated or unincorporated, of which (a) at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, joint venture or other business organization is directly or indirectly owned or controlled by Lanzhou Aluminum or by any one or more of its Subsidiaries, or (b) Lanzhou Aluminum or any other Subsidiary of Lanzhou Aluminum is a general partner (excluding any such partnership where Lanzhou Aluminum or any Subsidiary of Lanzhou Aluminum does not have a majority of the voting interest in such partnership), or co-venturer owning at least 50% of the aggregate joint venture interests.

"Person"

a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or other entity or organization.

the "Merger"	the merger of Lanzhou Aluminum by Chalco as set out in section 2.1 hereof.

"Consideration of the Merger"

For the purpose of Chalco, the consideration for the Merger will be satisfied with A shares of Chalco with number equal to Total Shares for the Share Exchange which will be issued to A shareholders and other non-circulating shareholders of Lanzhou Aluminum and/or the third party who has paid cash consideration

7-2-2-5

for the Merger. For the purpose of A shareholders and other non-circulating shareholders of Lanzhou Aluminum, they can exchange shares of Lanzhou Aluminum held by them for A shares of Chalco, or obtain relevant cash consideration by exercising cash alternative.

"Share Reform"	actions or events that remove the split share structure between non-circulating shareholders and circulating shareholders of Lanzhou Aluminum by the Merger and the completion of share reform.

"Agreement"	the Merger Agreement.

"the Board of Chalco"	the board of Chalco.

"the Articles of Association of Chalco"	the Articles of Association of Chalco.

"A Shares of Chalco"	the ordinary shares of Chalco in initial public offering to domestic investors which have been listed on the Shanghai Stock Exchange, after approved by the CSRC and the Shanghai Stock Exchange.

"Dissenting Shares in Chalco"

any shares of Chalco as to which the holder thereof put forward objections in writing upon the approval of the merger agreement and the Merger thereunder at the general meeting described in sub-paragraph 2.5.1 and demanded Chalco and/or other shareholders who agree with the Merger to purchase their shares at a fair price in accordance with the article 170 the Articles of Association of Chalco, and has neither withdrawn nor lost the right to put forward such demand as at the Completion Date of the Merger.

"the Articles of Association of Lanzhou Aluminum"	the Articles of Association of Lanzhou Aluminum.

7-2-2-6

"Lanzhou Aluminum Agreement"

any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Lanzhou Aluminum or any of its Subsidiary is a party or by which any of them or any of their properties or assets may be bound as at Completion Date of the Merger.

"A shares of Lanzhou Aluminum"	the ordinary shares of Chalco in initial public offering to domestic investors which have been listed on the Shanghai Stock Exchange.

"other non-circulating shares of Lanzhou Aluminum", "other non-circulating shares"	non-circulating shares of Lanzhou Aluminum held by Lanzhou Aluminum Factory and Lanzhou Economic Information Consultants Inc., except for non-circulating shares of Lanzhou Aluminum held by Chalco.

"Total shares to be exchanged"	sum of 1.8 times of total number of A shares of Lanzhou Aluminum and total number of other non-circulating shares of Lanzhou Aluminum. (rounded up to 1 share)

"PRC"	the People's Republic of China which excludes the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan, for the purpose of this Agreement.

"Government Authorities"

a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency of the People's Republic of China, or any provincial or municipal or other local jurisdictions thereof or of Hong Kong, or of the United States or any state thereof, to the extent there is jurisdiction.

"CSRC"	China Securities Regulatory Commission.

"Hong Kong Stock Exchange"	the Stock Exchange of Hong Kong Limited

"CSDCC"	China Securities Depository and Clearing Corporation Limited, Shanghai Branch.

7-2-2-7

"Effective Date of the Merger"

the date when all conditions under this agreement are satisfied (or all conditions not being satisfied are waived under the rules of this Agreement) and the Merger obtains authorization or approval from the competent authorities (Save as the approval for the listing of A Shares of Chalco on the Shanghai Stock Exchange which can be obtained later).

"Completion Date of the Merger"	the time stipulated in the section 2.2 of the Agreement;

"Registration Date"

the registration time when Shareholders of Lanzhou Aluminum entitled to receive the Consideration of the Merger are determined in accordance with section 3.1 and 3.2, the specific time of which will be announced by Lanzhou Aluminum later.

"Claim Period of Cash Alternative"

the period in which qualified A shareholders and other non-circulating shareholders of Lanzhou Aluminum may declare to exercise the cash alternative, the specific time of which will be announced by Lanzhou Aluminum later.

"Share Exchange Date"	the issue date of A Shares of Chalco.

"Balance Sheet Date"	the date of balance sheet, namely 30 June 2006, the benchmark date of the merger.

"Balance Sheet"	the most recent published audited balance sheet of Lanzhou Aluminum and its consolidated subsidiaries included in the Financial Statements.

"Transitional Period"	the period from the date when this Agreement is executed to the Completion Date of the Merger.

"Hong Kong Listing Rules"	the rules governing the listing of securities on Hong Kong Stock Exchange.

"Shanghai Listing Rules"	the rules governing the listing of securities on Shanghai

7-2-2-8

Stock Exchange.

"Company Law"	the Company Law of the PRC and its amendment from time to time.

"Environmental Protection Law"

each national, local and applicable foreign law and regulation relating to pollution, protection or preservation of human health or the environment, including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including, without limitation, each law and regulation relating to emissions, discharges, releases or threatened releases of Materials Causing Environmental Problem, or otherwise relating to the generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials Causing Environmental Problem, or the preservation of the environment or mitigation of adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

"Environmental Pollution Claims"

any claim, action, investigation or notice by any person or entity alleging potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney's fees or penalties relating to (i) the presence, or release into the environment, of any Materials Causing Environmental Problem at any location owned or operated by Lanzhou Aluminum or any of its Subsidiaries, now or in the past, or (ii) any violation, or alleged violation, of any Environmental Law.

"Materials Causing Environmental Problem"	pollutants, contaminants, toxic or hazardous substances, materials and wastes, petroleum and petroleum products, asbestos and asbestos-containing materials,

7-2-2-9

polychlorinated biphenyls, radon and lead or lead-based paints and materials.

"Intellectual Property"	all of the following: Trademarks, Patents, Copyrights, trade secrets and Licenses.

"Copy Right"

PRC and foreign registered and unregistered copyrights (including, but not limited to, those in computer software and databases), rights of publicity and all registrations and applications to register the same.

"Trademark"	PRC and foreign registered and unregistered trademarks, service marks, logos, trade names, corporate names and all registrations and applications to register the same.

"Patent"	issued PRC and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations, and extension thereof.

"License"

all licenses and agreements pursuant to which Lanzhou Aluminum has acquired rights in or to any Trademarks, Patents, or Copyrights, or licenses and agreements pursuant to which Lanzhou Aluminum has licensed or transferred the right to use any of the foregoing.

"Principle Business Factories"	all the manufacture factories completely owned, controlled or invested by Lanzhou Aluminum which are engaged in its principle business such as mining, smelting, production and processing. .

"Tax" or "Taxation"

all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any national, provincial, local or applicable foreign governmental authority, including, but not limited to, income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding,

7-2-2-10

social security, minimum estimated, and other taxes, and shall include interest, penalties or additions attributable thereto.

"Liabilities Carrying Voting Rights"	indebtedness having general voting rights and indebtedness convertible into securities having such rights.

"RMB"	Renminbi yuan.

1.2	Interpretations

1.2.1	When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

1.2.2	Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

1.2.3	A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

1.2.4

A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

1.2.5

The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

7-2-2-11

2.	The Merger

2.1	The Merger

Subject to the terms and conditions of the Agreement, the Merger of Chalco and Lanzhou Aluminum will be conducted by way of share exchange and will be completed on Completion Date of the Merger. The Merger will be conducted in parallel to the Share Reform of Lanzhou Aluminum and the A share issue of Chalco.

Upon completion of the Merger, (1) Lanzhou Aluminum will be consolidated into Chalco, delisted, de-registered legal person status and no longer existed as an independent company; (2) Chalco, as the Subsisting Company after the Merger, its registered capital and shareholding structure will be changed accordingly; (3) Chalco and all its rights, privileges, immunities and licenses will not be affected by the Merger; (4) All assets, liabilities, businesses and employees of Lanzhou Aluminum will be taken over by Chalco under laws. All rights and liabilities attached to the assets of Lanzhou Aluminum also will be enjoyed and assumed by Chalco under laws; (5) The Articles of Association of Chalco will be the Articles of Association of the Subsisting Company. New Articles of Association (draft) have been prepared by Chalco in wake of the issue of A shares. The Articles of Association (draft) will be the new Articles of Association of the Subsisting Company, and will take effect upon approval by relevant authorities after the issue and listing of A share; (6) the Merger shall have the effectiveness as stipulated by the Company Law; Lanzhou Aluminum was aware and agreed that Chalco would acquire Shangdong Aluminum Industry Co., Ltd. ("Shangdong Aluminum") while acquiring Lanzhou Aluminum. However, the merger of Lanzhou Aluminum by Chalco and the merger of Shangdong Aluminum are not inter-conditional.

2.2	Completion Date of the Merger

7-2-2-12

Chalco and Lanzhou Aluminum shall conduct the change of registration of Chalco and deregistration of Lanzhou Aluminum with the Industrial and Commercial Administration as soon as possible. Completion Date of the Merger shall be the date when all conditions set out in Article 7 are fulfilled or waived (if applicable) and the change of registration of Chalco and deregistration of Lanzhou Aluminum are completed.

2.3	Directors, Supervisors and Senior Management of the Subsisting Company

Members of the board, supervisory committee of Chalco shall become directors and supervisors of the Subsisting Company commencing from the Completion Date of the Merger, until its successors are duly appointed or assume the post under the Articles of Association of the Subsisting Company or resigned or are dismissed upon approval by the Subsisting Company. The Management of Chalco shall become Senior Management of the Subsisting Company commencing from the Completion Date of the Merger, until its successors are duly appointed or assume the post under the Articles of Association of the Subsisting Company or resigned or are dismissed upon approval by the Subsisting Company.

Directors and supervisors of Lanzhou Aluminum shall cease to perform their duties and obligations commencing from the Completion Date of the Merger.

2.4	Further Action

If the Subsisting Company deems or is informed that it is necessary or appropriate to make any application, contract, transfer, guarantee or any other action or events, at any time after the Completion Date of the Merger, to grant, improve or confirm any rights, own rights or interests of Chalco and Lanzhou Aluminum and their properties or assets which acquired or will be acquired by the Subsisting Company as a result of merger or execution of this agreement, for the purpose of executing this agreement, directors or any other person

7-2-2-13

authorized by the board of the Subsisting Company shall be granted the rights to execute or deliver all such application, contract, transfer, guarantee or other relevant documents in the name of or on behalf of Chalco and Lanzhou Aluminum, and take all necessary action to grant, improve or confirm rights, own rights or interests of such rights, properties or assets of the Subsisting Company, for the purpose of executing this agreement.

2.5	General Meeting

2.5.1	In order to complete the Merger, Chalco and Lanzhou Aluminum shall take following action under Company Law through their respective board:

1)	to duly convene, notify, hold all necessary shareholders' and/or directors' meeting immediately, to make discussion in respect of the approval of the Merger and the Agreement and take actions;

2)

to try their best to obtain support from the shareholders for the Merger, and take all other necessary or proper action, to obtain voting and consent of shareholders which is necessary for the Completion of the Merger under Company Law, the Articles of Association and/or the Hong Kong Listing Rules and Shanghai Listing Rules.

2.5.2

Unless otherwise required by applicable law, Chalco and Lanzhou Aluminum shall have rights to review information set out in relevant documents in respect of the Merger before sending to any third party, authority department or security regulatory authorities or written materials to each party, in the event they are relating to Chalco and Lanzhou Aluminum, and conduct negotiation with the other party regarding such information and written materials if applicable. Chalco and Lanzhou Aluminum

7-2-2-14

shall act in a proper and timely manner when exercising aforesaid rights.

3.	Consideration of the Merger

3.1	Share Exchange

3.1.1	Share Exchange

As at the date of Share Exchange, since the Merger does not require any shareholder of Lanzhou Aluminum to take any further action, all other non-circulating shareholders and A shareholders of Lanzhou Aluminum whose names appear on the register of members of the Company at the registration date (excluding shareholders who exercised the cash alternative under regulations set out in clause 3.2) shall exchange their each other non-circulating share and A share in Lanzhou Aluminum for certain A shares in Chalco at the share exchange ratio set out in sub-paragraph 3.1.2. After the Registration Date, save as the third party, being the cash alternative provider, any person whose name does not appear on the register of members of the Company at the registration date are not entitled to the rights set out in this sub-paragraph.

3.1.2	Share Exchange Price and Share Exchange Ratio

The A shares of Chalco and Lanzhou Aluminum were priced at RMB6.6 and RMB11.88 per share respectively, other non-circulating shares of Lanzhou Aluminum was priced at RMB6.6. The share exchange ratio for A shares in Lanzhou Aluminum and Chalco is 1:1.80, namely, each A shares in Lanzhou Aluminum will exchange for 1.80 A shares in Chalco. The share exchange ratio between other non-circulating shares of Lanzhou Aluminum and A shares of Chalco is 1:1, namely, each other non-circulating share in Lanzhou Aluminum will exchange for one A shares in Chalco.

7-2-2-15

3.1.3	Arrangement for the odd shares

Upon the share exchange, the numbers of A shares in Chalco obtained by other non-circulating shares and A shareholders of Lanzhou Aluminum shall be integral. If number of shares in Lanzhou Aluminum held by other non-circulating shareholders and A shareholders of Lanzhou Aluminum, after divided by share exchange ratio, is not integral, the odd shares are sorted according to the value of fractions and will be distributed to one shareholder for one share (by computer balloting in case that the number of equal fractions exceeds that of odd shares) until the actual share exchange number equals to the total number of the A shares of Chalco.

3.1.4	Arrangement for the restricted shares of Lanzhou Aluminum

In the share exchange, other non-circulating shares or A shares of Lanzhou Aluminum which have been pledged or subject to other third party rights or judicially frozen should be exchanged for Chalco shares, while the pledge, other third party rights and judicial freezing attached to such shares remain unchanged over the exchanged Chalco A shares.

3.2	Cash alternative

3.2.1	Subject entitled to cash alternative

All holders of A Shares and other non-circulating shares of Lanzhou Aluminum whose name appeared on the register of shareholders as at the register date shall be entitled to exercise cash alternative as specified by this clause other than holders of the following shares: (1) the lock-up shares of Lanzhou Aluminum held by Directors', Supervisors' and Senior Management of Lanzhou Aluminum, (2) shares of Lanzhou Aluminum which have been pledged, or subject to other third party rights or judicially frozen, (3) shares of Lanzhou Aluminum held by the shareholders who have undertaken to Chalco and Lanzhou Aluminum to opt for share

7-2-2-16

exchange and give up the cash alternative, and (4) other shares of Lanzhou Aluminum which are prohibited from exercising the cash alternative under the laws. Such shareholders can only exchange shares as specified by Paragraph 3.1.

Person whose name didn't appear on the register of shareholders shall not be entitled to exercise cash alternative.

3.2.2	The consolidated consideration for exercising cash alternative

Holders of A Shares of Lanzhou Aluminum exercising cash alternative will receive cash consideration of RMB9.50 paid by the third party in respect of each share of Lanzhou Aluminum exercised. Holders of other non-circulating Shares of Lanzhou Aluminum exercising cash alternative will receive cash consideration of RMB5.534 paid by the third party in respect of each share of Lanzhou Aluminum exercised.

3.2.3	Exercise of cash alternative

Holders of A Shares and other non-circulating shares of Lanzhou Aluminum entitled to exercise cash alternative shall exercise cash alternative through Shanghai Stock Exchange during the Declaration Period for cash alternative, and such shareholders could apply for cash alternative for all or part of the shares of Lanzhou Aluminum held by them. Upon expiry of the Declaration Period of the cash alternative, none shall exercise cash alternative any more.

3.2.4	Settlement and delivery for shares exercising cash alternative

Upon the expiry of the Declaration Period, both parties to the Merger shall negotiate with the third parties and determine the allocation proportion and number of such shares among the third parties, while no negotiation is needed in the case of a single third party. The third parties shall deposit

7-2-2-17

amount payable into the designated bank accounts within the stipulated time in compliance with the requirement of regulatory authorities or departments. Both parties to the Merger shall, together with third parties and relevant authorities and departments, go through settlement and delivery procedures in respect of Cash Alternative, and transfer cash consideration into the capital account of corresponding shareholders.

3.3	Dissenting Shares in Chalco

3.3.1

The holders of dissenting shares in Chalco are entitled to require Chalco and/or other shareholders who agree with the Merger to purchase their shares at fair price in accordance with the article 170 the Articles of Association of Chalco, and the holders of dissenting shares can put forward such claims in writing upon the approval of the merger agreement and the Merger thereunder at the general meeting described in sub-paragraph 2.5.1.

3.3.2

In case the holders of such dissenting shares require any assenting shareholders to purchase their shares at a fair price, Chalco shall fulfil any reasonable obligations of the holders of such assenting shares, at their request, to such dissenting shareholders. However, (1) assenting shareholders shall submit to Chalco the claims in writing received by them for purchasing shares at fair price, request for withdrawal (if any) or other documents required to be submitted under the Company Law the Articles of Association of Chalco; (2) assenting shareholders shall furnish Chalco with the opportunity to lead all negotiations and procedures related to the determination of fair price under the Articles of Association of Chalco; and (3) unless with prior consent in writing of Chalco, such assenting shareholders who opt to request Chalco to assume the aforesaid obligations shall not on their own initiative determine any fair price or make any payment thereunder, and shall not solve and

7-2-2-18

propose to solve any request to determine the fair price.

3.3.3

Chalco is entitled to appointing any third party to acquire the shares claimed by such dissenting shareholders to be sold, in which case the dissenting shareholders may not request Chalco or any assenting shareholders to cancel their claims.

3.4	Share register: no further share ownership

On the registration date, the share register of Lanzhou Aluminum shall be closed. Subsequently, there is no further register for share transfer in the shareholder record of Lanzhou Aluminum other than transfer to the third party who provides cash alternative. On and after the registration date, holders of A Shares and other non-circulating shares of Lanzhou Aluminum shall not own any rights related to such shares other than the rights of obtaining the consolidated consideration as provided in clause 3.1 and/or clause 3.2.

4.	Representations and warranties of Lanzhou Aluminum

Lanzhou Aluminum hereby represents and warrants to Chalco that all of the statements contained in this Article IV are true and correct as at the date of this Agreement, and will be true and correct as at Effective Date of the Merger and Completion Date of the Merger.

4.1	Organization; Qualification.

It (i) is a joint stock limited company duly organized, validly existing and in good standing under the PRC Laws; and (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

4.2	Subsidiaries

All the outstanding capital stock of each Subsidiary is owned directly or indirectly by

7-2-2-19

it free and clear of all liens, options or encumbrances of any kind and all material claims or charges of any kind, and is validly issued, fully paid and nonassessable. Each Subsidiary (i) is a legal person duly organized, validly existing and in good standing under the PRC Laws; and (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

4.3	Share Capital

4.3.1.

Total share capital of Lanzhou Aluminum is 542,326,578 shares. Lanzhou Aluminum has 301,820,754 outstanding A Shares and 88,654,382 other non-circulating shares as at the signing date of this agreement. All outstanding shares of Lanzhou Aluminum are officially authorised, validly issued and full paid up, and subject to no overpayment. Saving above provisions, as at the signing date of this agreement (1) there is no other shares of Lanzhou Aluminum authorised, issued or outstanding; (2) there is no options, negotiable options, preemptive rights, subscription rights or other rights, agreements, arrangements or commitments concerning the issued or unissued share capital of Lanzhou Aluminum or any subsidiary of Lanzhou Aluminum, and (3) Lanzhou Aluminum or any its subsidiary has no unfulfilled contractual obligations to repurchase, redeem or obtain otherwise of any share or share capital of Lanzhou Aluminum, its subsidiaries or associated companies.

The substantial debts of Lanzhou Aluminum or any of its subsidiaries shall not restrict (1) the repayment of debts by its or any of its subsidiaries in advance; (2) any debts born by its or any of its subsidiaries, or (3) any security interest on properties or assets of any of its or any of its subsidiaries set by its or any of its subsidiaries.

4.4	Authorisation; Validity of Agreement; Company Action

Lanzhou Aluminum has full corporate power and authority to execute and

7-2-2-20

deliver this Agreement, and to consummate the Merger. The execution and performance by it of this Agreement and the consummation by it of the Merger, have been duly authorized by its Board of Directors and, except for obtaining the approval of its shareholders as contemplated by Section 2.5.1, no other corporate action on the part of it is necessary to authorise the execution and delivery by it of this Agreement or the consummation by it of the Merger. This Agreement have been duly executed and delivered by Lanzhou Aluminum and, assuming due and valid authorization, execution and delivery thereof by the other party, this Agreement is valid and binding obligation enforceable against Lanzhou Aluminum in accordance with its terms, subject to bankruptcy and similar laws.

4.5	Approvals of the Merger by the Board

Board of Directors of Lanzhou Aluminum, at a meeting duly called and held, has (1) determined that each of this Agreement and the Merger is fair to and in the best interests of its shareholders; (2) approved the Merger; and (3) resolved to recommend that its shareholders approve and adopt this Agreement and the Merger.

4.6	Consents and Approvals; No Violations

Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, Shanghai Listing Rules, the Company Law or any other applicable law and regulation, none of the execution, delivery or performance of this Agreement by Lanzhou Aluminum, the consummation by it of the Merger or compliance by it with any of the provisions hereof will (1) conflict with or result in any breach of any provision of the articles of association, or similar organizational documents of it or any Subsidiary; (2) result in violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Lanzhou Agreement; or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it, any Subsidiary or any of its or their properties or assets, excluding from the foregoing clauses (2) and (3) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on it and Subsidiaries, taken as a whole.

7-2-2-21

4.7	CSRC and SSE Documents and Financial Statements

Lanzhou Aluminum has filed with the CSRC and the SSE, and has heretofore made available to Chalco, true and complete copies of, all the Documents. As of their respective dates or, if amended, as of the date of the last such amendment filed prior to the date hereof, all the Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (2) complied in all material respects with the current regulations and rules of the PRC. The Financial Statements have been prepared from, and are in accordance with, the books and records of it and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the PRC with respect thereto, and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of it and its consolidated Subsidiaries as of the times and for the periods referred to therein.

4.8	Absence of Certain Changes

Since the date of the Balance Sheet, (i) the business of Lanzhou Aluminum and each of its Subsidiaries has been conducted only in the ordinary and usual course consistent with past practice, (2) it is not aware of any events or changes (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or reasonably likely to have, individually or in the aggregate, a material adverse effect on it and its Subsidiaries, taken as a whole, (3) its assets have not been affected in any way as a result of flood, fire, explosion or other casualty (whether or not covered by insurance) , and (4) it has not taken any action which would have been prohibited under Section 6.1 if such section applied to the period between the Balance Sheet Date and the date of execution of this Agreement.

7-2-2-22

4.9	Litigation

There is no material action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or threatened against or involving Lanzhou Aluminum or any of its Subsidiaries, or which questions or challenges the validity of this Agreement or any action taken or to be taken by it or any of its Subsidiary pursuant to this Agreement or in connection with the Merger; and it does not know or have any reason to know of any valid basis for any such material action, proceeding or investigation. Neither it nor any of its Subsidiary is in default under or in violation of, or knows of any valid basis for any claim of material default under or material violation of, any contract, commitment or restriction to which it is a party or by which it is bound. Neither Lanzhou Aluminum nor any of its Subsidiaries is subject to any judgment, order or decree which may have an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

4.10	Employee Benefit Plans

Each material profit-sharing, pension plan, fund or program; each employment, or termination agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by it, or to which it is party, whether written or oral, for the benefit of any employee or former employee of Lanzhou Aluminum or any of its Subsidiaries. Neither Lanzhou Aluminum, any of its Subsidiaries has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing plan that would affect any employee or former employee of it or any of its Subsidiaries.

4.11	Tax Matters; Government Benefits

7-2-2-23

Lanzhou Aluminum and each of its Subsidiaries have duly filed all Tax Returns that are required to be filed excluding only such Tax Returns as to which any failure to file does not have a material adverse effect on it and its Subsidiaries and have duly paid or caused to be duly paid in full or made provision of all Taxes for all periods or portions thereof ending through the date hereof. All Taxes owed and due by Lanzhou Aluminum and all Subsidiaries relating to operations on or prior to the Balance Sheet Date (whether or not shown on any Tax Return) have been paid or have been adequately reflected on the Financial Statements. Since the Balance Sheet Date, Lanzhou Aluminum has not incurred liability for any Taxes other than in the ordinary course of business. Neither Lanzhou Aluminum nor any Subsidiary has received written notice of any claim made by an authority in a jurisdiction where neither it nor any Subsidiary file Tax Returns, that it is or may be subject to taxation by that jurisdiction.

4.11.1

No national, provincial, or local audits, examinations or other administrative proceedings have been commenced or, to its knowledge, are pending with regard to any Taxes or Tax Returns or financial status or management of Lanzhou Aluminum or of any of its Subsidiaries. No written notification has been received by Lanzhou Aluminum or by any of its Subsidiaries that such an audit, examination or other proceeding is pending or threatened with respect to any Taxes due from or with respect to or attributable to it or any of its Subsidiaries or any Tax Return or financial status or management filed by or with respect to it or any of its Subsidiaries. To its knowledge, there is no dispute or claim concerning any Tax liability or financial status or management of its, or any of its Subsidiaries either claimed or raised by any taxing authority or auditing authority in writing.

4.12	Title to Properties; Encumbrances

All material properties and assets reflected in the Balance Sheet and all the properties and assets purchased by Lanzhou Aluminum and its Subsidiaries since the balance sheet date (other than inventory and short term investments)

7-2-2-24

are free and clear of all mortgages, title defects or objections, liens, claims, charges, security interests or other encumbrances of any nature whatsoever including, without limitation, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements, and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever except, with respect to all such properties and assets: (1) liens shown on the Balance Sheet as securing specified liabilities or obligations and liens incurred in connection with the purchase of property and/or assets, if such purchase was effected after the date of the Balance Sheet, with respect to which no default exists; (2) minor imperfections of title, if any, none of which are substantial in amount, materially detract from the value or impair the use of the property subject thereto, or impair the operations of Lanzhou Aluminum or any of its Subsidiaries and which have arisen only in the ordinary course of business and consistent with past practice; and (3) liens for current taxes not yet due. The rights, properties and other assets presently owned, leased or licensed by Lanzhou Aluminum and its Subsidiaries and described elsewhere in this Agreement include all rights, properties and other assets necessary to permit it and its Subsidiaries to conduct their businesses in all material respects in the same manner as their businesses have been conducted prior to the date hereof.

4.13	Manufacture Factory and Equipment

The Manufacture Factories, structures and equipment of Lanzhou Aluminum and each of its Subsidiaries are structurally sound with no known defects and are in good operating condition and repair and are adequate for the uses to which they are being put. None of such Manufacture Factories, structures or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs which are not material in nature or cost or overhaul in accordance with plan or required under relevant state policies. Neither Lanzhou Aluminum nor any of its Subsidiaries has received notification that it is in violation of any applicable building, zoning, environmental, health or other law, ordinance or regulation in respect of its Manufacture Factories or structures or their operations.

4.14	Leases

7-2-2-25

The terms of all leases pursuant to which Lanzhou Aluminum or any of its Subsidiaries leases material real or personal property are valid, binding and enforceable in accordance with their terms, and are in full force and effect; there are no existing defaults by Lanzhou Aluminum or any of its Subsidiaries thereunder; no event of default has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder; and all lessors under such leases have consented (where such consent is necessary) to the consummation of the Merger without requiring modification in the rights or obligations of the lessee under such leases.

4.15	Environmental Laws

(1) Lanzhou Aluminum and each of its Subsidiaries are in compliance in all material respects with all Environmental Laws, including, but not limited to, compliance with any permits or other governmental authorizations or the terms and conditions thereof; (2) neither it nor any of its Subsidiaries has received any communication or notice, whether from a governmental authority or otherwise, alleging any material violation of or noncompliance with any Environmental Laws by it or any of its Subsidiaries or for which any of them is responsible, and there is no pending or, to its knowledge, threatened Environmental Claim; and (c) to its knowledge, there are no past or present facts or circumstances that could form the basis of any Environmental Claim against it or any of its Subsidiaries or against any person or entity whose liability for any material Environmental Claim it or any of its Subsidiaries has retained or assumed either contractually or by operation of law, except where such Environmental Claim, if made, would not have a material adverse effect on it and its Subsidiaries taken as a whole.

4.16	Compliance with Laws

Lanzhou Aluminum and its Subsidiaries are in compliance with, and have not violated any applicable law, rule or regulation of any PRC national, local, or foreign government or agency thereof which materially affects the business, properties or assets of it and its Subsidiaries, and no notice, charge, claim, action or assertion has been received by it or any of its Subsidiaries or has been filed, commenced or, to its knowledge, threatened against it or any of its

7-2-2-26

Subsidiaries alleging any such violation, except for any matter otherwise covered by this sentence which does not have, individually or in the aggregate, a material adverse effect on it and its Subsidiaries, taken as a whole. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force effect would not have a material adverse effect on it and its Subsidiaries taken as a whole. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect would not have a material adverse effect on it and its Subsidiaries taken as a whole.

4.17	Intellectual Property

Either Lanzhou Aluminum or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use its Intellectual Property, and the consummation of the Merger will not alter or impair such ability in any respect. To Lanzhou Aluminum's knowledge, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending with respect to its Intellectual Property that are reasonably likely to have a material adverse effect on it and its Subsidiaries. To its knowledge, the conduct of the business of Lanzhou Aluminum and its Subsidiaries and its Intellectual Property does not infringe any Intellectual Property rights or any other proprietary right of any person, and neither it nor any of its Subsidiaries has received any written notice from any other Person pertaining to or challenging the right of it or any of its Subsidiaries to use any of the Intellectual Property. Neither it nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property which is still pending.

4.18	Insurance

All material policies of fire, liability, and other forms of insurance owned or held by it and each of its Subsidiaries are in full force and effect, all premiums with

7-2-2-27

respect thereto covering all periods up to and including the Completion Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies will not in any way be affected by, or terminate or lapse by reason of, the Merger.

4.19	No Condemnation or Expropriation

Neither the whole nor any portion of the material leaseholds or any other material assets of Lanzhou Aluminum or any of its Subsidiaries is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the best of its knowledge, has any such condemnation, expropriation or taking been proposed.

4.20	Consents

Unless PRC laws or regulations require otherwise, no consent of any person is necessary, the failure to obtain of which will prevent the consummation of the Merger, including, without limitation, consents from parties to loans, contracts, leases or other agreements.

5.	Representations and Warranties of Chalco

Chalco hereby represents and warrants to Lanzhou Aluminum that all of the statements contained in this Article V are true and correct as of the date of this Agreement and will be true and correct as of the Completion Date.

5.1	Organization; Qualification

Chalco (1) is a company of limited liability duly organized, validly existing and in good standing under the PRC Laws; and (2) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

7-2-2-28

5.2	Authorisation; Validity of Agreement; Company Action

Chalco has full corporate power and authority to execute and deliver this Agreement, and to consummate the Merger. The execution, delivery and performance by it of this Agreement and the consummation by it of the Merger, have been duly authorized by its Board of Directors and, except for obtaining the approval of its shareholders as contemplated by Section 2.5.1, no other corporate action on the part of it is necessary to authorise the execution and delivery by it of this Agreement or the consummation by it of the Merger. This Agreement have been duly executed and delivered by it and, assuming due and valid authorisation, execution and delivery thereof by the other party, this Agreement is valid and binding obligation enforceable against Chalco in accordance with its terms, subject to bankruptcy and similar laws.

5.3	Approvals of the Merger by the Board

Board of Directors of Chalco, at a meeting duly called and held, has (1) determined that each of the Agreement and the Merger is fair to and in the best interests of its shareholders, (2) approved the Merger, and (3) resolved to recommend that its shareholders approve and adopt this Agreement and the Merger.

5.4	Consents and Approvals; No Violations

Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the U.S. securities laws, Listing Rules, Takeovers Code and Company Law, none of the execution, delivery or performance of this Agreement by Chalco, the consummation by it of the Merger or compliance by it with any of the provisions hereof will (1) conflict with or result in any breach of any provision of the articles of association, or similar organizational documents of it or any Subsidiary, (2) result in a violation or breach of, or constitute (with or without due notice or the

7-2-2-29

passage of time, or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Agreement, or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it, any Subsidiary or any of their properties or assets, excluding from the foregoing clauses (2) and (3) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on it and Subsidiaries, taken as a whole.

6.	COVENANTS

6.1	Interim Operations

Lanzhou Aluminum covenants and agrees that prior to the Completion Date, except (i) as expressly contemplated by this Agreement, or (ii) required by applicable law, after the date hereof:

6.1.1

the business of Lanzhou Aluminum and its Subsidiaries shall be conducted only in the usual, regular and ordinary course and substantially in the same manner as heretofore conducted, and each of it and its Subsidiaries shall use its best efforts to preserve its business organization intact, keep available the services of its current officers and employees and maintain its existing relations with customers, suppliers, creditors, business partners and others having business dealings with it, to the end that the goodwill and ongoing business of each of them shall be unimpaired at the Completion Date; meanwhile, Lanzhou Aluminum or any of its Subsidiaries (as appropriate) shall perform or procure the performance of capital expenditures and maintenance expenses in all the plans in relation to principle business factories owned by Lanzhou Aluminum or any of its Subsidiaries prior to the Completion Date. In case that any of such capital expenditures and maintenance expenses fails to be completed on the

7-2-2-30

Completion Date for any reason, Lanzhou Aluminum shall take all necessary and reasonable actions and make all necessary and reasonable preparations (including reasonable management of any funds concerning such capital expenditures) for completion of the uncompleted capital expenditures and maintenance expenses by the existing company within the reasonable period.

6.1.2

neither Lanzhou Aluminum nor any of its Subsidiaries shall: (1) amend its articles of incorporation or similar organizational documents, (2) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or Voting Debt, or securities convertible into or exchangeable for, or rights of any kind to acquire, any shares of any class or series of its capital stock or any Voting Debt, (3) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock; (4) split, combine or reclassify any shares of any class or series of its stock; or (5) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

6.1.3

neither Lanzhou nor any of its Subsidiaries shall (1) incur or modify any indebtedness or other material liability, other than in the ordinary and usual course of business and consistent with past practice; or (2) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

6.1.4

neither it nor any of its Subsidiaries shall: (1) incur or assume any material long-term debt, or except in the ordinary course of business, incur or assume any material short-term indebtedness in amounts not consistent with past practice; (2) modify the terms of

7-2-2-31

any material indebtedness or other material liability, other than modifications of short term debt in the ordinary and usual course of business and consistent with past practice; (3) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person, as being in the ordinary course of business and consistent with past practice; (4) make any material loans, advances or capital contributions to, or investments in, any other person (other than to or in wholly owned Subsidiaries of it) if; or (5) enter into any material commitment or transaction (including, but not limited to, any capital expenditure or purchase, sale or lease of assets or real estate);

6.1.5

neither it nor any of its Subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice;

6.1.6

Lanzhou Aluminum or any of its subsidiaries shall not enter into any contract or transaction in connection with material assets purchase, excluding those occurred during normal operations or consistent with past practices;

6.1.7

Lanzhou Aluminum or any of its subsidiaries shall not pay for, repurchase, cancel or pay off any material request, obligation or liability (absolute, contingent or others), excluding those in normal operations or in line with past practices;

6.1.8

Lanzhou Aluminum or any of its subsidiaries shall not, through any plan, perform liquidation, dissolution, reorganization, recapitalization or other reorganization (excluding this merger), wholly or partially, to the Company or any of its subsidiaries;

6.1.9	Lanzhou Aluminum or any of its subsidiaries shall not change the adopted accounting methods, excluding those required by the PRC Accounting Standards; or

6.1.10	Lanzhou Aluminum or any of its subsidiaries shall not enter into any agreement, contract, undertakings, or arrangement concerning the above matters and shall not make authorization

7-2-2-32

and proposal in respect of above matters or announce intentions for engaging in above matters.

6.2	Access; Confidentiality

Upon receiving reasonable prior notice, Lanzhou Aluminum shall (and shall procure each of its subsidiaries to) provide all of its properties, account books, undertakings and minutes to the principals, employees, accountants, legal advisers, financial advisers, or other representatives in normal working time prior to the completion of the merger. In such period, Lanzhou Aluminum shall (and shall procure its subsidiaries to) timely provide Chalco (1) each report, supplementary provision, registered report or the copy of other documents submitted or received in such period as required by Securities Law of the PRC and the Shanghai Listing Rules, and (2) all other information relevant to its business, property and personnel as Chalco may reasonably request.

6.3	Reasonable Best Efforts

6.3.1

In accordance with and subject to this Agreement, Chalco and Lanzhou Aluminum both agree, prior to completion date of the merger, to take or procure to take all necessary, proper or reasonable (according to any governing law) actions with reasonable best efforts to complete the merger as soon as possible. Such actions include but not limited to (1) to prepare and submit all forms, registration and notices for the purpose of completion of the merger and to take any action to obtain any necessary approval, consent, order, exemption or waiver from any third party or governmental authority and/or securities regulatory agency; (2) to meet the other party's conditions for execution, and (3) Lanzhou Aluminum shall officially submit all necessary conditions to cancel applications to the Administration of Industry and Commerce when all conditions set out in clauses 7.1.1~ 7.1.6 are fulfilled or waived (if applicable). In addition, after the execution of the Agreement, either party hereto shall not take any action which may result in the delay or failure to obtain the permission, approval or consent from any governmental authority prior to the completion date of the merger.

6.3.2

Prior to the completion date of the merger, either party shall promptly negotiate with the other party for the documents or other information in respect of the Agreement or the merger submitted to governmental authority and/or securities regulatory agency, and shall provide necessary information and copies of such documents and information to the other party (or their respective legal adviser). Upon receipt of the letter in

7-2-2-33

respect of the Agreement and the merger from governmental authority and/or securities regulatory agency, the Party shall promptly notify the other party. In the event that either party or its connected entities are required by governmental authority and/or securities regulatory agency for additional information or documents in respect of the Agreement and the merger, the party shall perform in due diligence and give proper reply after negotiation with the other party. In the event that the permissions (including environment permission) are required to transfer, alternate or change upon the execution of the Agreement and the completion of the merger, the involved party shall perform with best efforts.

6.4	Publicity

The initial press release with respect to the execution of this Agreement shall be a press release acceptable to Chalco and Lanzhou Aluminum. Thereafter, until the date the Merger is terminated or abandoned pursuant to Article VIII, neither party nor any of its Affiliates shall issue or cause the publication of any press release, other announcement or documents with respect to the Merger, or this Agreement without prior consultation with the other party, except as may be required by law or by any listing agreement with a securities exchange or trading market or by other regulatory authorities.

6.5	Directors' and Officers' Insurance and Indemnification

For three years after the completion date of merger, Chalco (or any successor to Chalco) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Chalco or any successor to Chalco) arising out of actions or omissions related to the Agreement or the Merger occurring at or prior to the Effective Date to the full extent required under applicable law, as in effect at the date hereof; provided that, in the event any claim or claims are asserted or made within such three year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Meanwhile, Lanzhou Aluminum shall guarantee that its directors and officers will never claim to Chalco or any successor to Chalco based on their loses of positions because of the termination of Lanzhou Aluminum. The provisions in the Section shall survive the completion of the merger.

7-2-2-34

6.6	Notice and Announcement for the Creditors

Upon obtaining the approvals from the shareholders' general meetings referred to in Section 2.5.1, Chalco and Lanzhou Aluminum shall inform their own creditors of the Merger by notice or announcement and satisfy their requirements of repayment or guarantee in accordance with the Company Law and their own articles of association.

6.7	Chalco's Covenants

Chalco promises to suspend declaration of its dividend of 2006 (excluding declared interim dividend of 2006) prior to the practicable date of the distribution in which Chalco's A shares may have the chance to participate after the exchange date for the purpose of Chalco's A shares participation in the distribution.

7.	CONDITIONS TO THE MERGER

7.1	Conditions to Each Party's Obligation to Effect the Merger

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to December 31, 2007 (or such later date as Chalco and Lanzhou Aluminum have agreed) of each of the following conditions, any and all of which may be waived in whole or in part by Chalco or Lanzhou Aluminum, as the case may be, to the extent permitted by applicable law:

7.1.1	Shareholder Approval

The merger and merger agreement shall have been approved and adopted by over 2/3 of non-connected shareholders of Chalco with voting rights present at the general meeting (Matters relating to the issue of A shares of Chalco are approved) and shall have been approved and adopted by over 2/3 of non-connected shareholders of Lanzhou Aluminum with voting rights present at the general meeting for the purpose of completion of the merger. The merger proposal is passed at relevant shareholders' meeting of Lanzhou Aluminum.

7.1.2	PRC Governmental Approvals

All necessary PRC governmental approvals, including, without limitation, China Securities Regulation Commission and State-owned Asset Supervision

7-2-2-35

Administration of the State Council, for the Merger and the Merger Agreement shall have been obtained, and such approvals shall not contain terms and conditions that would have a material adverse effect on the operation of the Surviving Company after the completion date of merger;

7.1.3	Issue and listing of Chalco's A shares

The initial public issue of A shares to domestic investors by Chalco has been approved by CSRC and the listing of such A shares has been approved by Shanghai Stock Exchange.

7.1.4	Overseas Governmental and Regulatory Approvals

All necessary authorizations, registrations, filings, consents, permissions and approvals in connection with the Merger having been obtained or made from, with or by (as the case may be) appropriate governmental bodies and/or regulatory bodies, in Hong Kong and/or any other relevant jurisdictions (except the PRC);

7.1.5

Confirm that the third party to the Merger and the Share Reform is capable of paying the cash consideration to holders of A shares and other holders of non-tradable shares of Lanzhou Aluminum who have elected the Cash Alternative and will participate in the share exchange for becoming a shareholder of Chalco.

7.1.6	Statutes; Court Orders

No statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger;

7.2	Conditions to Chalco's Obligations to Effect the Merger

The obligations of Chalco to consummate the Merger shall be subject to the satisfaction on or prior to December 31, 2007 (or such later date as Chalco and Lanzhou Aluminum have agreed) of each of the following conditions, any and all of

7-2-2-36

which may be waived in whole or in part by Chalco, to the extent permitted by applicable law.

7.2.1

Representations and Warranties The representations and warranties of Lanzhou Aluminum set forth in Article IV shall not contain mistakes or omissions which would be of material significance to the Merger as of the completion date of the merger;

7.2.2

Covenants Lanzhou Aluminum shall have complied in all material respects with its undertakings under the terms of this Agreement and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger;

7.3	Conditions to Lanzhou Aluminum's Obligations to Effect the Merger

The obligations of Lanzhou Aluminum to consummate the Merger shall be subject to the satisfaction on or prior to December 31, 2007 (or such later date as Chalco and Lanzhou Aluminum have agreed) of each of the following conditions, any and all of which may be waived in whole or in part by Lanzhou Aluminum, to the extent permitted by applicable law.

7.3.1

Representations and Warranties. The representations and warranties of Chalco set forth in Article V shall not contain mistakes or omissions which would be of material significance to the Merger as of the completion date of the merger; and

7.3.2

Covenants. Chalco shall have complied in all material respects with its undertakings under the terms of this Agreement and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger.

8.	TERMINATION OF THE MERGER

8.1	Termination

7-2-2-37

The Merger may be terminated or abandoned at any time prior to the completion date of the merger, whether before or after shareholder's approval thereof:

8.1.1	By either of Chalco and Lanzhou Aluminum:

(1)

if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

(2)	all the Conditions referred to in Article VII shall not have been satisfied or waived (if applicable) by December 31, 2007;

(3)	Chalco has not obtained the requisite vote required by Section 2.5.1 at the duly held special shareholders meeting; or

(4)	Lanzhou Aluminum has not obtained the requisite vote required by Section 2.5.1 at the duly held special shareholders meeting and/or relevant shareholders' meeting;

8.1.2	By Chalco:

If Lanzhou Aluminum shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by Chalco to Lanzhou Aluminum, as applicable; and

8.1.3	By Lanzhou Aluminum

If Chalco shall have breached any of its representation, warranty, covenant or other agreement contained in this Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by Lanzhou Aluminum to Chalco, as applicable.

8.1.4	Chalco and Lanzhou Aluminum both agree to terminate the Agreement

7-2-2-38

in writing prior to the completion date of the merger.

8.2	Effect of Termination

In the event of the termination or abandonment of the Merger by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment of the Merger is made, and there shall be no liability on the part of Chalco or Lanzhou Aluminum except (1) for fraud committed to the other party related to the Merger or for breach of this Agreement prior to such termination or abandonment of the Merger and (2) as set forth in Sections 8.1.2 or 8.1. 3.

9.	MISCELLANEOUS

9.1	Taxes

9.1.1

Except as specifically provided to the contrary in this Agreement, including Section 9.1.2 and 9.1.3, all taxes incurred in connection with this Agreement and the consummation of the Merger shall be paid in accordance with relevant laws, regulations or regulatory documents. Should no such provision, such taxes shall be paid by the party incurring such expenses.

9.1.2

If Chalco shall terminate or abandon the Merger pursuant to Section 8.1.1(4) or Section 8.1.2, or if Lanzhou Aluminum shall terminate or abandon the Merger pursuant to Section 8.1.1(4), then Lanzhou Aluminum shall pay to Chalco an amount equal to Chalco's actual and reasonably documented out-of-pocket fees and expenses incurred by Chalco in connection with, the Merger, this Agreement and the consummation of the Merger.

9.1.3

If Lanzhou Aluminum shall terminate or abandon the Merger pursuant to Section 8.1.1(3) or Section 8.1.3, or if Chalco shall terminate or abandon the Merger pursuant to Section 8.1.1(3), then Chalco shall pay to Lanzhou Aluminum an amount equal to Lanzhou Aluminum's actual and reasonably documented out-of-pocket fees and expenses incurred by Lanzhou Aluminum in connection with, the Merger, this Agreement and the consummation of the Merger.

7-2-2-39

9.2	Amendment and Modification

Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of both parties contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, at any time prior to the completion date of the merger with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by their respective shareholders, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration.

9.3	Non-survival of Representations and Warranties

None of the representations and warranties in this Agreement or in any schedule or other document delivered pursuant to this Agreement shall survive the completion date of the merger. The foregoing sentence shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the completion date of the merger.

9.4	Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express and EMS in the PRC, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

9.4.1	if to Chalco, to:

Aluminum Corporation of China Limited
Address: No.62 North Xizhimen Street, Haidian District, Beijing
Postcode:
Attention: Ma Xiaoling
Tel: (010) 8229 8606
Fax: (010) 8229 8620

7-2-2-40

9.4.2	if to Lanzhou Aluminum, to:

Lanzhou Aluminum Co., Ltd.
Address: No.981, Shandan Street, Xigu District, Lanzhou City, Gansu Province, PRC.
Postcode:
Attention: Qin Yifa
Tel: 0931-7549414
Fax: 0931-7558857

If delivered by courier, the delivery is confirmed when the notice reaches the address and the addressee confirmed above; if delivered by facsimile, the delivery is confirmed upon receipt of the facsimile slip by the sender; if delivered by mail or speed post, the arrival date shown on the return receipt shall be the delivery date.

9.5	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement.

9.6	Entire Agreement; No Third Party Beneficiaries

This Agreement (including the documents and the instruments referred to herein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and (b) except as provided in Section 6.5 are not intended to confer upon any person other than the parties hereto and thereto any rights or remedies hereunder.

9.7	Severability

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or

7-2-2-41

provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

9.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the People's Republic of China.

9.9	Force Majeure

Prior to the Completion Date of the Merger, in the event that the Merger fails to be fulfilled or fully fulfilled as a result of force majeure (including but not limited to events, such as earthquakes, typhoons, floods, fires, wars and acts of administrative intervention by the government) and changes in conditions, the party having the above force majeure event shall at once inform the other party about the event in the form of telegram or written notice within seven days, and provide details of the event and valid proofs for reasons of failure or partial failure to perform or the needs to delay performance of the Agreement. Both parties shall decide whether or not to amend or terminate the Agreement by reference to the extent of the impact on the performance of the Agreement by the event. If the event leads to the failure of the Merger, both parties will not assume any liability for breach.

9.10	Time of Essence

Either party hereto agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

9.11	Extension; Waiver

At any time prior to the completion date of the merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.2, waive compliance by the other parties with

7-2-2-42

any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

9.12	Assignment

Neither this Agreement not any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written content of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.13	Language

The Agreement shall be written and signed in Chinese.

9.14	Head

All captions given at the head of each article are just for reader's convenience and shall not be referred to at comprehension and interpretation of the Agreement.

9.15	Settlement of Disputes

All disputes arising from or in connection with this Agreement shall be settled through negotiation between the parties. If no agreement could be reached, the dispute shall be submitted to China International Economic and Trade Arbitration Committee for arbitration in accordance with the prevailing rules of the Commission. Arbitration shall be made in accordance with effective arbitration rules at that time. The arbitration award shall be final, binding upon both parties hereto.

9.16	Effecting the Agreement

The Agreement shall come into effect upon signature by both parties hereto.

7-2-2-43

IN WITNESS WHEREOF, Chalco has caused this agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Aluminum Corporation of China Limited

By:

Name:Xiao Yaqing
Title: Chairman

IN WITNESS WHEREOF, Lanzhou Aluminum has caused this agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Lanzhou Aluminum Co., Ltd.

By:

Name: Feng Shiwei
Title: Chairman

EXHIBIT 4.5

MERGER AGREEMENT
BETWEEN
ALUMINUM CORPORATION OF CHINA LIMITED
AND
BAOTOU ALUMINUM CO., LTD.

July 20, 2007

CONTENTS

Article 1	Definitions and Interpretations

1.1	Definitions
1.2	Interpretations

Article 2	The Merger

2.1	Way of the Merger
2.2	Consideration of the Merger
2.3	Arrangement for the odd shares
2.4	Arrangement for the restricted shares of Baotou Aluminum
2.5	Cash alternative
2.6	Arrangement for Dissenting Shares in Chalco
2.7	Benchmark Date of the Merger

Article 3	Conditions Precedent of the Agreement

3.1	Conditions Precedent
3.2	Failure in Conditions Precedent

Article 4	Arrangement for Debts under the Merger

Article 5	Personnel Arrangement

Article 6	Delivery

6.1	Delivery of Assets
6.2	Share Register
6.3	Other Deliveries

Article 7	Representations and Warranties of Chalco

Article 8	Representations and warranties of Baotou Aluminum

Article 9	Transitional Period

9.1	Positive Action
9.2	Negative Action

Article 10	Taxes

Article 11	Confidentiality Obligations

11.1	Confidentiality Obligations
11.2	Exclusion Provisions

Article 12	Liability for Breach of the Agreement

Article 13	Force Majeure

13.1	Force Majeure
13.2	Counter Measures against Force Majeure
13.3	Disclaimer

Article 14	Termination of the Agreement

14.1	Agreement Termination
14.2	Termination Consequence

Article 15	Applicable Laws and Dispute Resolution

15.1	Applicable Law
15.2	Settlement of Disputes

Article 16	Miscellaneous

16.1	Notice
16.2	Abstaining
16.3	Divisibility
16.4	Text and Effectiveness

MERGER AGREEMENT
Between
Aluminum Corporation of China Limited
And
Baotou Aluminum Co., Ltd.

The Merger Agreement ("Agreement" or "Merger Agreement") between Aluminum Corporation of China Limited and Baotou Aluminum Co., Ltd. was entered into on 20 July 2007 in Beijing by following parties:

the Merging Party: Aluminum Corporation of China Limited ("Chalco")

Legal representative: Xiao Yaqing

Address: No. 12B, Fuxing Road, Haidian District, Beijing

the Merged Party: Baotou Aluminum Co., Ltd.("Baotou Aluminum")

Legal representative: Lu Lin

Address: Maoqilai, Donghe District, Baotou, Inner Mongolia Autonomous Region

The Merging Party and the Merged Party shall hereinafter be referred to individually as the "Party" and collectively as the "Parties".

Whereas:

1.

Aluminum Corporation of China Limited, a joint stock limited company established and duly existing under the PRC laws, the Shares and ADRs of which are listed on the Hong Kong Stock Exchange (Stock Code: 2600), Shanghai Stock Exchange (Stock Code: 601600) and the New York Stock Exchange (Stock Code: ACH), respectively.

2.	Baotou Aluminum, a joint stock limited company established and duly existing under the PRC laws, the shares of which are listed on the Shanghai Stock Exchange (Stock Code: 600472).

4

3.

Chinalco is the controlling shareholder of Chalco and the de facto controller of Baotou Aluminum. Chalco has been committed to choosing opportunities for consolidating primary aluminum business of Baotou Aluminum after the issue of A shares in accordance with Supplementary Commitment Letter on Avoidance of Horizontal Competition provided by April 18, 2007.

4.

Chalco proposed to fulfil commitment set out in section 3 by the merger of Baotou Aluminum. Relevant proposals regarding the merger have obtained approval from the board of Chalco and Baotou Aluminum respectively.

Through friendly negotiation, parties hereto entered into the Agreement on the basis of equality and integrity under Company Law of the PRC, Securities Law of the PRC, Contract Law of the PRC and other laws and regulations.

Article 1	Definitions and Interpretations

1.1	Definitions

For the purposes of this Agreement, unless the context requires otherwise, following terms used herein have the following meanings:

Chinalco	Aluminum Corporation of China.

Chalco	Aluminum Corporation of China Limited.

Baotou Aluminum	Baotou Aluminum Co., Ltd.

"SSE"	Shanghai Stock Exchange.

Shanghai Listing Rules	The rules governing the listing of securities on Shanghai Stock Exchange.

Stock Exchange	The Stock Exchange of Hong Kong Limited

Hong Kong Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

CSDCC	China Securities Depository and Clearing Corporation Limited, Shanghai Branch

SASAC of the State Council	State-owned Assets Supervision and Administration Commission of the State Council.

CSRC	China Securities Regulatory Commission.

Government Authorities

National and local administrative departments, courts, administrative reconsideration organizations, arbitral tribunals or other similar dispute resolution institutions, and any other entities performing legislation, justice, supervision or administrative function of government.

ADR

For the purpose of this agreement, transferable receipt representing H shares of Chalco listed on the Hong Kong Stock Exchange which issued to the American investors and listed in New York Stock Exchange.

Merger	The action of merger under terms and conditions of this agreement as agreed by Chalco and Baotou Aluminum.

Third Party

For the purpose of cash alternative, one or more individuals who have enough capital to offer and are willing to offer cash alternative under the contract and unanimously confirmed by Chalco and Baotou Aluminum through negotiation. The shares declared by the A shareholders of Baotou Aluminum for exercising the cash alternative will be transferred to the Third Party who will exercise the rights attached to A shares of Chalco to be exchanged.

New Shares

A shares of Chalco, as consideration of the merger, issued by Chalco to shareholders of Baotou Aluminum whose name appear on the member of register on the record date for implementation of the share exchange.

Shares of Chalco	Unless otherwise specified in this Agreement, A Shares of Chalco.

Effective Date	The date when conditions under this Agreement as stipulated in section 3.1 are satisfied.

Benchmark Date of the Merger	the benchmark date of the Merger, namely 31 December 2006.

Balance Sheet Date	the audit benchmark date of the Merger, which shall be the same date as Benchmark Date of the Merger.

Share Exchange Date	The date when New Shares newly issued by Chalco to shareholders of Baotou Aluminum as the consideration of the Merger are registered in CSDCC under the name of shareholders of Baotou Aluminum .

Delivery Date	The same date as Share Exchange Date or later date as agreed by both parties. On such date, all assets, liabilities and businesses of Baotou Aluminum will be assumed by Chalco.

Completion Date	the later date of the date of completion of the change of registration of Chalco or the date of completion of deregistration of Baotou Aluminum.

Signing Date	The date when this Agreement is signed by both parties.

Record Date for Declaration of Cash Alternative	the date when the shareholders of Baotou Aluminum whose name appear on the member of register after the closing of the stock market are entitled to declare the exercise of cash alternative.

Declaration Period of Cash Alternative	the period in which qualified shareholders of Baotou Aluminum may declare to exercise the cash alternative, the specific time of which will be announced by Baotou Aluminum separately.

Cash Alternative	the alternative entitled to the qualified shareholders of Baotou Aluminum to select receiving cash consideration of RMB21.67 paid by a third party for per Baotou share.

Implementation Date for Cash Alternative

the date on which the Third Party take over the shares of Baotou Aluminum which have been declared to exercise the cash alternative successfully and pay the cash consideration to shareholders of Baotou Aluminum.

Record Date for Implementation of the Share Exchange

the date on which the shares registered at securities depository and clearing institution held by the Third Party and the shareholders of Baotou Aluminum participated in the share exchange will be entirely exchanged to the new A shares in Chalco at the share exchange ratio.

Transitional Period	the period from the signing date to the Completion Date.

Subordinate Enterprises	Companies or enterprises in which either party hereto has controlling interests or control rights, directly or indirectly, at the signing date.

Related Party	For the purpose of any person, the person who control directly or indirectly, or is under direct or indirect control, or with whom is under the same control directly or indirectly.

Formal Property

any property of which special procedures are stipulated by laws for its property rights or rights related to such property, including but not limited to lands, buildings, vehicles and ships, trademarks, patents, etc.

Principal Operations	operations under the business scope set out in the existing valid Corporate Business License.

Intellectual Property

the collective designation for patents, copyrights, trademarks, trade secrets, layout design, industrial design, and other intellectual or exclusive rights, including (i) all rights obtained through any permission or other arrangements for the aforesaid contents , (ii) all rights or causes of action arising from infringing upon or abusing the aforesaid any right (past, now, or in future), and (iii) all rights for application or registration of the aforesaid any rights.

Indebt

any person�s any direct or indirect obligation, debt, responsibility, expenses, costs, right claims, losses, compensation, defects, warranty or endorsement, whether being conditional or unconditional, occurred or not occurred yet, due or not yet due, and paid or to be paid, or whether performed or submitted.

Normal Operations	the normal operation of a party and/or its related parties under its control in line with the past normal practices.

Applicable Laws	For the purpose of any person, the laws, regulations, decisions, orders or other regulatory documents issued by competent government authorities, binding upon such person or its property.

Force Majeure

incidents beyond the control of both parties hereto, unforeseeable, inevitable, or unable to overcome, causing one party hereto to fail to perform the Agreement wholly or partially. Such incidents include but not limited to earthquake, typhoon, flood, fire, war, strike, riot, government action, laws and regulations or the applicable changes, or other incidents unforeseeable, inevitable or out of control, including the force majeure generally recognized in business practices.

PRC	the People's Republic of China, for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan

Hong Kong	the Hong Kong Special Administrative Region.

Day	calendar day(s) unless otherwise specified herein.

RMB	Renminbi yuan.

1.2	Interpretations

In this Agreement:

1.2.1

The agreements or other documents referred to shall refer to relevant agreements or documents and its amendment, appending, supplementation or succession by other agreements from time to time according to the terms of relevant agreements;

1.2.2	Unless otherwise specified, when a reference is made in this Agreement to a section or article or clause, such reference shall be to a section or article or clause of this Agreement;

1.2.3	Headings of this agreement are only for convenience, and shall not affect the interpretations of this agreement.

Article 2	The Merger

2.1	Way of the Merger

According to the terms and conditions of the Agreement, Chalco and Baotou Aluminum agreed to merge by way of share exchange, which means Chalco will merge with Baotou Aluminum through exchanging its new A shares for shares in Baotou Aluminum. Upon completion of the Merger, Chalco, as the acquirer and Subsisting Company, shall make registration for the relevant changes. All assets, liabilities and equity interests of Baotou Aluminum, the Acquiree and the non-subsisting company, will be consolidated into Chalco. Meanwhile, Baotou Aluminum shall make relevant deregistration as a stock company.

2.2	Consideration of the Merger

2.2.1

According to the terms and conditions of this agreement, as the Consideration of the Merger, all shareholders of Baotou Aluminum are entitled to exchange the shares in Baotou Aluminum held by them for shares in Chalco at a ratio of 1:1.48, namely, each share in Baotou Aluminum( "Baotou Shares") can be exchanged for 1.48 Chalco A shares.

2.2.2

The Consideration of the Merger was determined after negotiation by Chalco and Baotou Aluminum based on their A share prices in the secondary market. The average closing prices of shares of Chalco and Baotou Aluminum for a period of 20 days prior to 12 June 2007, being the last day prior to the suspension of trading in such shares, were RMB20.49 and RMB21.67 per share respectively. After negotiation, Chalco agreed to pay the shareholders of Baotou Aluminum the Consideration of the Merger at a share exchange ratio of 1.48:1.

2.2.3

On the Share Exchange Date, all shareholders of Baotou Aluminum whose names appear on the member of register on the record date for implementation of the share exchange shall exchange Baotou shares held by them for the Chalco shares at a share exchange ratio provided in the sub-paragraph 2.2.1. After the record date for implementation of the share exchange, shareholders whose names do not appear on the member of register on such date are not entitled to the rights provided in this sub-paragraph.

2.3	Arrangement for the odd shares

Upon the share exchange, the number of Chalco shares obtained by Baotou Aluminum should be an integer. In case that the number of Chalco shares obtained by Baotou Aluminum through share exchange under clause 2.2 is not an integer, the odd shares should be sorted according to the value of fractions and will be distributed to one shareholder for one share (by computer balloting in case that the number of equal fractions exceeds that of odd shares) until the actual share exchange number equals to the total number of the new A shares of Chalco.

2.4	Arrangement for the restricted shares of Baotou Aluminum

In the share exchange, Baotou shares which have been pledged or subject to other third party rights or judicially frozen should be exchanged for Chalco shares, while the pledge, other third party rights and judicial freezing attached to such shares remain unchanged.

2.5	Cash Alternative

2.5.1

As deregistration will be made for Baotou Aluminum upon the completion of the Merger, the cash alternative will be provided by a third party to the shareholders of Baotou Aluminum as arranged by Chalco and Baotou Aluminum for the purpose of protecting the interests of such shareholders. Subject to the approval of the Merger Proposal at the general meetings of both parties and the class meeting of Chalco and the approval of CSRC and other relevant governmental authorities, on the Implementation Date for cash alternative, the third party shall take over all Baotou shares which have declared to exercise the cash alternative successfully and pay the cash consideration. Such shares acquired by the third party will be exchanged for Chalco shares at the share exchange ratio provided in clause 2.2 on the Share Exchange Date.

2.5.2

The shareholders of Baotou Aluminum whose name appear on the member of register on the record date for declaration of cash alternative, which is specified in the announcement on cash alternative declaration published for the purpose of the Merger, are entitled to exercise the cash alternative in whole or part at the price of RMB21.67 per share, excluding such holders of shares in Baotou Aluminum including: (1) the shareholders whose shares have been pledged or subject to other third party rights or judicially frozen; (2) the shareholders of Baotou Aluminum who have undertaken to Chalco and Baotou Aluminum to opt for share exchange and give up the cash alternative; (3) other shareholders of Baotou Aluminum who are prohibited from exercising the cash alternative under the laws.

2.5.3

Upon the expiry of the Declaration Period, both parties to the Merger shall negotiate with the third parties and determine the allocation proportion and number of such shares among the third parties, while no negotiation is needed in the case of a single third party. It should be ensured that the third parties will deposit amount payable into the designated bank accounts within the stipulated time in compliance with the requirement of regulatory authorities or departments. Both parties to the Merger shall, together with third parties and relevant authorities and departments, go through settlement and delivery procedures in respect of Cash Alternative, and transfer cash consideration into the capital account of corresponding shareholders.

2.6	Arrangement for Dissenting Shares in Chalco

2.6.1

According to article 212 of the Articles of Association of Chalco, shareholders who are against the merger and division proposals (the "Dissenting Shareholders") are entitled to require Chalco or other shareholders who agree with the merger and division proposals(the "Assenting Shareholders" ) to purchase their shares at fair price. The Dissenting Shareholders shall request to Chalco or the Assenting Shareholders upon the consideration and approval of the merger proposal at the general meeting and class meeting of Chalco.

2.6.2

If any dissenting shareholders opt to require any assenting shareholders to purchase their shares at fair price, Chalco shall assume any reasonable obligation of assenting shareholders, at their request, to such dissenting shareholders, provided that (1) assenting shareholders shall submit to Chalco the claims in writing received by them for purchasing shares at fair price, request for withdrawal (if any) or other documents required to be submitted under the Company Law the Articles of Association of Chalco; (2) assenting shareholders shall furnish Chalco with the opportunity to lead all negotiations and procedures related to the determination of fair price under the Articles of Association of Chalco; and (3) unless with prior consent in writing of Chalco, such assenting shareholders who opt to request Chalco to assume the aforesaid obligations shall not on their own initiative determine any fair price or make any payment thereunder, and shall not solve and propose to solve any request to determine the fair price.

2.6.3

Chalco is entitled to appointing any third party to acquire the shares claimed by such dissenting shareholders to be sold, in which case the dissenting shareholders may not request Chalco or any assenting shareholders to cancel their claims.

2.7	Benchmark Date of the Merger

With 31 December 2006 as the benchmark date of the merger, both parties agreed to handle the transfer procedures for the assets under the merger based on the audited financial statements at the benchmark day.

Article 3	Conditions for Effecting the Agreement

3.1	Conditions

This agreement shall be effective upon fulfilment of the following conditions:

3.1.1	signatures by legal representatives or duly authorised attorney of, and seals by, parties to the agreement;

3.1.2	approval of the merger proposal by general meeting and class meeting of holders of domestic shares of both parties;

3.1.3	all necessary approval of the merger proposal from relevant authorities, including but not limited, SASAC and CSRC;

3.1.4	approval of application for waiver from general offer to Chinalco by CSRC and SFC;

3.1.5

obtaining all authorization, registration, consents and permits in relation to the Merger from governments, regulatory authorities, and competent authorities in Hong Kong or countries other than China.

3.2	Failure in fulfilment of conditions precedent

As agreed by parties to the agreement, the Merger will be terminated should any clause of section 3.1 fail to be satisfied, unless the two parties otherwise prescribes.

Article 4	Arrangement for Debts under the Merger

Upon the approval of the merger proposal at their respective general meeting of both parties and the class meeting of Chalco, Chalco and Baotou Aluminum shall make notice and announcement to creditors in accordance with relevant laws and regulations, and shall pay off the debts in advance or otherwise provide guarantee to their respective creditors as requested by such creditors in due course. The rights of the creditor who fails to claim advanced pay-off or provision of guarantee by Chalco or Baotou Aluminum in due course, will be undertaken by Chalco after the merger starting from the delivery date.

Article 5	Personnel Arrangement

Both parties agreed that, all staff of Baotou Aluminum (include the retired employees, the retired employees with honours and the early retired employees) will be taken by Chalco upon completion of the Merger. Any and all rights and obligations of Baotou Aluminum as the employer of the existing employees will be enjoyed and assumed by Chalco effective from the delivery date of the merger.

Article 6	Delivery

6.1	Delivery of Assets

6.3.7	Starting from the delivery date, all operations, assets, liabilities, and interests of Baotou Aluminum shall be enjoyed and assumed by Chalco. Baotou

Aluminum agreed to assist Chalco in handling the change procedures for all important assets to transfer from Baotou Aluminum to Chalco starting from the delivery date. Baotou Aluminum undertook to take all acts or execute any documents, or to take all acts or execute any documents at the request of Chalco (such requests shall not be refused without reasonable reasons) so as to transfer the aforesaid assets, liabilities and operations to Chalco as soon as possible.

6.3.8	Baotou Aluminum shall transfer all bank accounts information, bank signature and all stamps and seals to Chalco on the delivery date.

6.2	Share Register

Chalco shall register its newly issued shares to shareholder of Baotou Aluminum as the consideration of the merger under the name of shareholders of Baotou Aluminum (including the third party which obtained shares of Baotou Aluminum as a result of exercise of the cash alternative) on the share exchange date. Upon such registration, shareholders of Baotou Aluminum will become shareholders of Chalco.

6.3	Other Deliveries

6.3.7

Baotou Aluminum shall transfer any and all documents which are important to subsequent operation to the subsisting company Chalco, including but not limited to documents of general meetings, the Board, and the Supervisory Committee since its establishment, all organizational documents and all documents registered in Administration of Industry and Commerce since its establishment, all government approvals, all correspondences (including but not limited to notices, decisions, and resolutions) with governmental authorities, and taxation documents, since its establishments.

6.3.8

The documents to be transferred to Chalco by Baotou Aluminum under the above sub-paragraph 6.3.1 should be the original. If original documents are not available, a copy may be in place, but such copy shall be signed by relevant personnel as agreed by Chalco to confirm that it is identical with the original document.

Article 7	Representations and Warranties of Chalco

Chalco hereby represents and warrants to Baotou Aluminum as follows, which are still effective as of the delivery date):

1.	Objective

Chalco is a company of limited liability duly organized, validly existing and in good standing under the PRC Laws; and has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

2.	Authorization

Chalco is liable to execute this agreement or perform its obligations thereunder. This agreement, upon execution by Chalco, constitutes its lawful and bounding obligation, and enforceable to Chalco in accordance with terms hereof upon being effective.

3.	No conflict

The execution of this Agreement and performance of obligations hereunder by Chalco:

(i) will not violate any provision of its business license, articles of incorporation, articles of association or similar organizational documents; (ii) will not violate any applicable laws or any governmental authorization or approval;; and (iii) will not violate or result in a default under any contract to which it is a party or to which it is subject. Meanwhile, no lawsuit, arbitration or other legal or governmental proceeding is pending or, to its knowledge, threatened against it that would affect its ability to perform its obligations under this Contract.

Articles 8	Representations and warranties of Baotou Aluminum

Baotou Aluminum hereby makes the following representations and warranties to Chalco, as of the Signing Date (such representations and warranties shall still take effect as at the delivery date):

1.	Objective

Baotou Aluminum is a company of limited liability duly organized and validly existing under the PRC Laws; and has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

2.	Authorization

Baotou Aluminum has full power to execute this Agreement and perform the obligations. Upon execution by Baotou Aluminum, this Agreement shall constitute legal and binding obligations, and shall have enforceability to Baotou Aluminum in accordance with terms hereof subsequent to effective date.

3.	No conflict

The execution of this Agreement and performance of obligations hereunder by Baotou Aluminum:

(i) will not violate any provision of its business license, articles of incorporation, articles of association or similar organizational documents; (ii) will not violate any Applicable Laws or any governmental authorization or approval;; and (iii) will not violate or result in a default under any contract to which it is a party or to which it is subject; Meanwhile, no lawsuit, arbitration or other legal or governmental proceeding is pending or, to its knowledge, threatened against it that would affect its ability to perform its obligations under this Agreement.

Financial Statements

Financial statements of Baotou Aluminum prepared in accordance with accounts and records of it or its Subsidiaries consolidated into its financial statements are in compliance with applicable accounting requirements and the issued relevant regulations and provisions of the PRC in all material aspects, justly reflecting the consolidated financial position and consolidated operating effects and cash flow (and possible changes in financial position) of it or its Subsidiaries consolidated into its financial statements in the current or relevant periods.

5.	Subordinate Enterprises of Baotou Aluminum

Subordinate Enterprises of Baotou Aluminum have been established under applicable laws and validly subsisted in a good state, with power and authorization to own, lease and operate their assets and develop their business being operated. In each respect of appropriate qualifications or other forms of authorizations necessary for owning, leasing and operating their assets or developing their business, all Subordinate Enterprises of Baotou Aluminum have obtained such qualifications or authorizations. Registered capital of the Subordinate Enterprises of Baotou Aluminum has been fully paid by their respective shareholders, without involving the obligations of capital call. Save for those disclosed, such equity interests are not subject to any rights restrictions.

6.	Material properties

Save for those disclosed in the information disclosure documents concerning the Merger, Baotou Aluminum and its Subordinate Enterprises have intact property right or valid and binding right of rent in respect of all real estates or material properties being used or occupied. All lessors (if necessary) of material properties of Baotou Aluminum and its Subordinate Enterprises agree on the Merger, without requirement for amendments to the leasers' rights or obligations under such lease.

7.	Intellectual property

Either Baotou Aluminum or one of its Subordinate Enterprises owns, or is licensed or otherwise possesses legally enforceable rights to use its Intellectual Property, and the consummation of the Merger will not alter or impair such ability in any respect. To its knowledge, there are no risks presently pending with respect to its intellectual property that are reasonably likely to have a material adverse effect on Baotou Aluminum and its Subordinate Enterprises. To its knowledge, the conduct of the business of Baotou Aluminum and its Subordinate Enterprises and its intellectual property does not infringe any intellectual property rights or any other proprietary right of any person, and neither it nor any of its Subordinate Enterprises has received any written notice from any other person pertaining to or challenging the right of it or any of its Subordinate Enterprises to use any of the intellectual property. Neither it nor any of its Subordinate Enterprises has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property which is still pending.

8.	No liabilities undisclosed

Save for the liabilities as shown in the financial statements, there is no other liabilities against Baotou Aluminum and its Subordinate Enterprises or concerning them or with impact on their respective assets (including contingent liabilities but excluding liabilities arising in the ordinary course of business subsequent to the benchmark date of the Merger); There is no situation that Baotou Aluminum and its Subordinate Enterprises are the guarantors, compensators or other obligors of others' liabilities.

9.	Environmental protection

(1) Baotou Aluminum and each of its Subordinate Enterprises are in compliance in all material respects with all Environmental Laws, including, but not limited to, compliance with any permits or other governmental authorizations or the terms and conditions thereof; (2) neither Baotou Aluminum nor any of its Subordinate Enterprises has received any communication or notice, whether from a governmental authority or otherwise, alleging any material violation of or non-compliance with any Environmental Laws by it or any of its Subsidiaries or for which any of them is responsible, and there is no pending or, to its knowledge, threatened Environmental Claim; and (3) to its knowledge, there are no material environmental claim against it or any of its Subordinate Enterprises or against any person or entity whose liability is reasonably likely to be caused.

10.	Staff

(1) Baotou Aluminum and each of its Subordinate Enterprises are in compliance with all legal regulations on the employment and engagement of staff, without pending material disputes or legal proceedings concerning the staff. Baotou Aluminum and each of its Subordinate Enterprises are in compliance with all laws relevant to mandatory social insurance, and timely pay relevant premiums to relevant governmental departments for their staff.

11.	Insurance

All material policies of fire, liability, and other forms of insurance owned or held by Baotou Aluminum and each of its Subordinate Enterprises are in full force and effect, all premiums with respect thereto covering all periods up to and including the Completion Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies will not in any way be affected by, or terminate or lapse by reason of, the Merger.

12.	Litigation

No material litigations, procedures or investigations against or involving Baotou Aluminum or its Subordinate Enterprises was brought to or to be brought to any court, government or other organization. Neither Baotou Aluminum nor any of its Subordinate Enterprises was in violation of any material contract, commitment or restriction to which it is a party or which is binding to it. Neither Baotou Aluminum nor any of its Subordinate Enterprises was subject to any judgment, order or decree which may have an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

13.	Taxes

Baotou Aluminum and its Subordinate Enterprises have fully paid all due and payable taxes (including withhold and remit taxes) in accordance with relevant requirement without additional payment or after payment. Baotou Aluminum and its Subordinate Enterprises received no tax reminders by government for owning taxes in respect of principal operations and real estates or paid no fines for any breach of relevant laws and regulations of taxes.

14.	No insolvency

No insolvency incurred by Baotou Aluminum and its Subordinate Enterprises. As far as Baotou Aluminum aware, there was no orders, requests or decisions requiring Baotou Aluminum or its subordinate to liquidate nor pending orders or decrees would be implemented against such entities.

Article 9	Transitional Period

9.1	Positive action

During the Transitional Period,

1.	Normal operation

Baotou Aluminum shall and procure its Subordinate Enterprises to (i) operate the principal business in the ordinary course of business and in a manner consistent with the past practice and prudent business practices, and (ii) endeavour to maintain good condition of all assets constituting principal business and good relationship with their customers, employees and other parties for the interest of Baotou Aluminum and its Subordinate Enterprises.

2.	Further Actions

As agreed by parties hereto, both parties will take all necessary actions and execute all necessary documents or papers to fulfil any terms of the Agreement.

Announcement

Any party or its proxy shall not publish news, announcement or make relevant filing for transactions contemplated under the Agreement without prior written consents of the other party unless required by the applicable laws, the Shanghai Listing Rules and the Hong Kong Listing Rules (if applicable). Prior to the announcement or filing as required by applicable laws, Shanghai Listing Rules and the Hong Kong Listing Rules (if applicable), the party doing so shall make reasonable commercial efforts to carry out relevant negotiation with the other party and reflect the reasonable opinion and advice of the other party without violation of the Shanghai Listing Rules and the Hong Kong Listing Rules (if applicable) and the relevant opinions of CSRC. Parties hereto shall procure their Subordinate Enterprises and related parties to act in accordance with the provisions of this article.

9.2	Negative action

During the Transitional Period, restrictions on Baotou Aluminum's action:

Without the written consent of Chalco, Baotou Aluminum and its Subordinate Enterprises shall not contemplate any of the following matters, except for matters taking place in Baotou Aluminum's ordinary operations and prior notices of which have been given to Chalco):

1)	Merger between Baotou Aluminum's Subordinate Enterprises and any other companies:

2)	Formulation of any share option scheme, equity incentive plan, employees share trust or share ownership scheme;

3)	Substantial increase in the remuneration of any employees, management member and director;

4)	Ceasing the operation of any business, changing the nature of the principal business of any Subordinate Enterprises of Baotou Aluminum or operating other business beyond the ordinary business course;

5)	Formulating or amending any business plan or budget beyond the ordinary business course;

6)	Any reorganization between Baotou Aluminum and any of its Subordinate Enterprises;

7)	Entering into any contract, making any commitment, or making loans, guarantee or compensation beyond the ordinary business course;

8)	Acquisition, sale, lease or otherwise disposal of any assets beyond the ordinary business course;

9)

Initiating or making compromise in respect of any litigations, arbitrations or other law procedures that have material impact on the principal business of Baotou Aluminum and its Subordinate Enterprises;

10)	Establishing new subsidiaries, acquiring any shares held by others or other securities, which have nothing to do with the principal business;

11)	Waiving any rights.

Article 10	Taxes

Except as specifically provided to the contrary in this Agreement, whether transactions under this agreement have been completed or not, all taxes incurred in connection with this Agreement and the consummation of the Merger shall be paid in accordance with relevant laws, regulations or regulatory documents by parties hereto. Should no such provision, such taxes shall be paid by the party incurring such expenses.

Article 11	Obligation of Confidentiality

11.1	Obligation of Confidentiality

Before entering into, and during the period of the Agreement, confidential information may have been or may be disclosed by one party (the "disclosing party") to any other party (the "receiving party"). During the period of the Agreement, the receiving party shall:

11.1.1	Keep such information confidential;

11.1.2	Never use the confidential information for other purposes not clearly stipulated in the Agreement;

22

11.1.3

Disclosure of such information shall be made to the receiving party, its agents, financial advisers, lawyers, accountants or other advisers, who had signed written confidential agreement, only for the purpose of necessary awareness for fulfilment of their duties and shall not be made to any other person;

11.1.4

Information disclosure shall only be made in accordance with the requirement of relevant authorities and regulatory department of the place of listing, and shall not be made to any other organizations or institutions.

11.2	Exclusion Provisions

Provisions in the above clause 11.1 are not applicable to the following information:

11.2.1	Information already attained by the receiving party prior to it disclosure by the disclosing party;

11.2.2	Well-known information due to no misconduct of the receiving party;

11.2.3	Information legally attained by the receiving party from a third party.

Article 12	Liabilities for Breach of Contract

Unless otherwise prescribed by other articles of the Agreement, should any party cause losses to the other party arising from violation of its representations, warranties, covenants and other obligations in the Agreement, it should make full compensation to the other party in respect of all losses caused .

Article 13	Force Majeure

13.1	Force Majeure

Should any party fail to fulfil the terms and conditions of the Agreement due to any force majeure after execution of the Agreement, the affected party shall inform the other party within ten (10) business days of its the occurrence, notifying the occurrence of the force majeure and stating that it is a case of force majeure. Meanwhile, the affected party shall make every effort to take measures to reduce the losses caused by force majeure and protect the legitimate rights and interests of the other party.

13.2	Counter Measures against Force Majeure

In the event of force majeure, both parties shall negotiate to determine whether this agreement shall be performed continually, or postponed, or terminated. Upon the removal of the Force Majeure, both parties have obligations to perform this agreement with reasonable and executable measures should the Agreement still be in performance. The affected party shall notify the other party on the removal of the force majeure as soon as possible, and the other party shall confirm it upon receiving the notification.

13.3	Disclaimer

Should the occurrence of force majeure defies the possibility of performing this agreement, the Agreement shall be terminated and the party suffering force majeure need not be responsible for the termination due to aforesaid force majeure. Failure or postponement to perform this agreement resulting from force majeure shall not constitute the violation of the party suffering force majeure that shall not take the liability of breach for failure of part performance or postponed performance.

Article 14	Termination of the Agreement

14.1	Agreement Termination

This agreement shall be terminated upon the occurrence of one of the following situations;

14.1.1	Both parties agreed to terminate the Agreement;

14.1.2	The Agreement is terminated pursuant to the clause 3.2 hereof;

14.1.3

A party is entitled to unilaterally terminate the Agreement in written notice should the other party seriously breach the Agreement or regulations under applicable laws (including, but not limited to, the statements and warrants under article 7 and article 8) resulting in the impossibility of performance and completion of this agreement.

14.2	Consequences of Termination

14.2.1

Should the Agreement be terminated in accordance with subparagraph 14.1.1 or subparagraph 14.1.2, Chalco and Baotou Aluminum shall not take any liability of breach. Under this situation, both parties shall, under the principle of Integrum restitution, sign all documents and take all necessary actions to assist both parties return to the status on signature day.

14.2.2

Should the Agreement be terminated according to subparagraph 14.1.3, the delinquent party shall give full compensation to the observant party for the loss herein, besides the performance of obligation under subparagraph 14.2.1 by both parties.

Article 15	Applicable Laws and Settlement of Disputes

15.1	Applicable Laws

The existence, effectiveness, interpretation, performance and dispute settlement as well as change, alternation, release and termination of this agreement are applicable to and dominated by the relevant PRC laws and regulations.

15.2	Settlement of Disputes

Any disputes arising from the performance of this agreement shall be settled in every effort between both interested parties through friendly consultations. The concrete procedures include:

15.2.1

Relevant negotiation notice submitted by one party to the other party involved in disputes in written form. The nature, reason, right and decision of dispute as well as facts basis thereof for the interested party submitting notice shall be illustrated in the notice while suggestions opinions for settlement of disputes by the interested party submitting the notice shall be given.

15.2.2	Both interested party in dispute shall exert to negotiate as soon as possible upon receipt of the above notice and conclude a settlement scheme for dispute within 20 business day upon the receipt.

15.2.3

Should no settlement be reached within the term under subparagraph 15.2.2, the case in dispute shall be submitted to Beijing Arbitration Commission by either of the interested party for arbitration in accordance with the arbitration rules in effect as at the date hereof.

15.2.4	Both parties shall irrevocably agree that the arbitration from Beijing Arbitration Commission would be final and they would sign and perform the arbitration without any delay.

Article 16	Miscellaneous

16.1	Notice

16.1.1

Unless otherwise specified in respect of notice in the Agreement, all the notices, requirements and other communications in relation to performance of this agreement shall be made in written form and be signed by the submitting party or its proxy or the person specified in the Agreement. Notices shall be sent by facsimile, by hand or by express mail to the address or fax set out in subparagraph 16.1.2 (or other address or fax formally noticed according to the regulations under this article). Notice sent by hand shall be deemed effectively given upon being sent to the address and the addressee specified in subparagraph 16.1.2. Notice sent by facsimile, shall be deemed as effectively given upon receipt of reply slip. Notice sent by mail or express mail, shall be deemed as effectively given on the date when they arrived (as indicated on the reply slip).

16.1.2	The address and fax used for notice stated under subparagraph 16.1.1 are as follows:

1)	If send to Chalco:

Aluminum Corporation of China Limited

Address: No.62 North Xizhimen Street, Haidian District, Beijing
Postcode:
Attention: Ma Xiaoling, Zhai Feng, Zhu Dan
Tel: (010) 8229 8812
Fax: (010) 8229 8620

2)	If send to Baotou Aluminum:

Baotou Aluminum Co., Ltd.

Address: Maoqilai, Donghe District, Baotou, Inner Mongolia Autonomous Region
Postcode: 014046
Attention: Mr. Li Mancang, Jin Zhanping
Fax: 0472-6935667
Tel: 0472-6935506, 0472-6935667

16.1.3

During the valid period of the Agreement, either party may change its address, telephone number and fax number of notice with effective documents for certificates in writing and inform the other interested party within 5 business days upon change.

16.2	Abstaining

Failure or delay in exercising some rights, powers or privileges under the Agreement by either party would not constitute abstention of the same. Exercising, in whole or part, certain right, power or privilege would not preclude it from exercising the right, power or privilege in future.

16.3	Divisibility

Portions of the Agreement shall be divisible. Should any article, commitment, condition or regulation become illegal, ineffective or non-executable for whatever reason, the illegalness, ineffectiveness or non-excusableness would not affect other part of the Agreement. Other part of the Agreement shall be as effective, executable and fully effective as not including any contents ineffective or non-executable.

16.4	Text and Effectiveness

The Agreement is signed in twelve copies each party shall hold two copies. The remaining will be submitted to relevant authorities. Each copy has same legal effect.

NO TEXT CONTAINED IN THE FOLLOWING PAGES

Chalco has caused this agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Aluminum Corporation of China Limited

By:

Name:Xiao Yaqing
Title: Chairman

Baotou Aluminum has caused this agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Baotou Aluminum Co., Ltd.

By:

Name: Lu Lin

Title: Chairman

Exhibit 4.6

Summary of the Acquisition Agreement entered into by
Aluminum Corporation of China,
China Nonferrous Metals Processing Technology Co., Ltd.
and
Aluminum Corporation of China Limited

dated May 21, 2008

Recital of the Agreement

The Acquisition Agreement (the "Agreement") was entered into by Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals", both Chinalco and China Nonferrous Metals are referred to as the "Transferors") and the Company ("Transferee") on May 21, 2008. China Nonferrous Metals is an indirect subsidiary of Chinalco and owned, prior to the Acquisition Agreement, a 13.01% equity interest in Henan Aluminum.

Pursuant to the Agreement, Chinalco would transfer: (i) 100% of the equity interest in Longxin Aluminum; (ii) 100% of the equity interest in CSWA Cold Rolling Co., Ltd.; (iii) 71.01% of the equity interest in Henan Aluminum; (iv) 75% of the equity interest in Chinalco Ruimin; (v) 60% of the equity interest in Chinalco SWA Co., Ltd.; and (vi) 56.86% of the equity interest in Huaxi Aluminum to the Company, and China Nonferrous Metals would transfer 13.01% of the equity interest in Henan Aluminum to the Company (all six companies collectively, the "Target Companies").

The Share Transfer

The Agreement became effective on May 21, 2008. Within five working days from the effective date of the Agreement, the Company would pay the aggregate purchase price of approximately RMB4,175 million to the Transferors in which approximately RMB4,052 million would be paid to Chinalco and approximately RMB123 million would be paid to China Nonferrous Metals.

The parties to the Agreement agreed to jointly endeavor to complete the procedures for the change of shareholders' registration of the respective Target Companies and amend the articles of association of each of the Target Companies within 30 days from the effective date of the Agreement (the "Transfer"). Upon completion of the Transfer, the Target Companies would become subsidiaries of the Company. The assets and liabilities and financial results of the Target Companies would be consolidated in the consolidated accounts of the Company. Subsequent to the completion of the Transfer, the Transferors and the Transferee each would immediately appoint qualified accounting firms in the PRC to assess the relevant financial conditions of each of the Target Companies.

Internal Operation of the Target Companies after Payment of Share Transfer Price

After payment of the share transfer price, the personnel, finance, investment, marketing, research and development of the Target Companies would be centrally managed by the Transferee.

Declaration, Representations, and Warranties.

Under the Agreement, Chinalco and China Nonferrous Metals (the latter only with respect to Henan Aluminum) declared, represented, and warranted that:

1.	they legally owned their shares in the Target Companies, free of encumbrance and pledge;

2.

Chinalco was the sole owner of Longxing Aluminum whose assets were not encumbered, pledged, or otherwise subject to litigations except being posted as collaterals to the Industrial and Commerce Bank of China Yongdeng Branch;

3.

Chinalco would either by itself or on behalf of Liancheng Aluminum obtain from Longxing Aluminum the land use right of transfer nature and the land use certificate and pledge to lease the land to Longxing Aluminum or to Chalco;

4.

the Transferors' entering into and fulfilling their obligations under the Agreement did not violate any covenants on their existing properties, cause their debt obligations under any loan agreement to accelerate, or violate any judicial order or administrative directive;

5.

as of the date of the Agreement there were no ongoing or potential litigations or other proceedings against the Transferors with respect to their shareholdings in the Target Companies, and any damages, debt incurred due to litigation, or compensation payment as a result of any litigation, dispute, payment of damages, or administrative fines due to events occurred to the Target Companies before the effective date of the Agreement would be severally borne by the Transferors;

6.

all costs and debts incurred by events having taken place prior to the effective date of the Agreement, if directly or indirectly causing damages to the Transferee, would be paid for or otherwise reimbursed by either Transferor severally as the case might be;

7.	the Transferors represented and warranted that all materials and information provided to the Transferee with respect to the Target Companies were true, accurate, complete, and not misleading; and

8.

the Transferors had obtained consents from the Target Companies' other shareholders and bank creditors with respect to the share transfer and did not need any third party's, including the government's, approval.

The Chinalco and China Nonferrous Metals (the latter only with respect to Henan Aluminum) declared, represented, and warranted as to the Target Companies' conditions of operations as of the effective date of the Agreement that:

1.	the Target Companies were legally established and operational, had the rights to own their assets, and had not been ordered to cease operation, liquidate, or dissolve, or had their assets impounded;

2.

the Target Companies' machinery, equipment, and all assets listed in the financial statements provided to the Transferee and all additional assets acquired after the date of last financial statements were legally owned and were not secured, mortgaged, pledged to the third party unless explicitly noted in the financial statement;

3.

the Target Companies were not parties to any litigation or arbitration proceedings, were aware of no important events that would trigger significant litigations or arbitrations, and were not aware of any legal judgment or arbitration relating to the Target Companies' assets;

4.	the Target Companies had complied with all tax, environmental protections, and labor laws in the PRC; and

5.	the Target Companies except Longxing Aluminum had land use rights and property ownership.

The Transferee declared, represented, and warranted as follows:

1.	it would pay the full price of the acquisition into the Transferors' banks on time;

2.	it would comply with all rules governing the Transferee in an auction;

3.	it would accept the Target Companies in accordance with the Agreement;

4.	it would make no personnel changes due to the share transfer and specifically would not change the Target Companies' labor contracts and labor relations.

Dispute Resolution

The Agreement shall be governed by the PRC law. Either the Transferee or a Transferor might bring a dispute relating to the Agreement or share transfer contemplated in the Agreement to arbitration before the China International Economic and Trade Arbitration Commission in Beijing. The arbitration award shall be final and binding on the Transferors and Transferee.

Force Majeure Event

If a party to the Agreement was unable to fulfil its obligations due to force majeure, its obligations under the Agreement would be temporarily forgiven while the force majeure was in effect. The party affected by force majeure had the obligation to notify the other parties of the fore majeure within 15 days by private letter courier or air mail and to mitigate damages caused to the other parties.

Default and Breach of Contract

Each party agreed to compensate the other parties for damages caused by its breach of its obligations, declarations, representations or warranties and failure to perform its obligations under the Agreement. The Agreement shall supersede all prior written memoranda of understanding, memoranda, correspondence or other records contrary to the Agreement.

Others

All fees and costs incurred in relation to the share transfer would be borne by each of the parties to the Agreement. No part of the Agreement may be amended without a written agreement among all parties. The non-enforceability of a particular clause would not affect the enforceability of the remaining clauses.

EXHIBIT 8.1

A list of Aluminum Corporation of China Limited's subsidiaries is provided in Note 2 to consolidated financial statements included in this annual report following item 19.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, XIAO Yaqing, certify that:

1.	I have reviewed this annual report on Form 20-F of Aluminum Corporation of China Limited;

- 107 -

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

June 23, 2008

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

- 108 -

CHEN Jihua
Chief Financial Officer

June 23, 2008

Exhibit 13.1

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report (the "Report") on Form 20-F of Aluminum Corporation of China Limited (the "Company") for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), XIAO Yaqing, as Chief Executive Officer of the Company, and CHEN Jihua, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: /s/ XIAO Yaqing

Name: XIAO Yaqing
Title: Chief Executive Officer

Date: June 23, 2008

By: /s/ CHEN Jihua

Name: CHEN Jihua
Title: Chief Financial Officer

Date: June 23, 2008

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Aluminum Corporation of China Limited and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with Hong Kong Financial Reporting Standards ("HKFRS"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 appearing on pages 103 to 104 of the Annual Report on Form 20-F - 2007. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

HKFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

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

As described in Management's Report on Internal Control over Financial Reporting of the Annual Reports on Form 20-F - 2006 and 2007, management has excluded Fushun Aluminum Company Limited, Zunyi Aluminum Company Limited, Shandong Huayu Aluminum and Power Company Limited, Gansu Hualu Aluminum Company Limited and Shanxi Huasheng Aluminum Company Limited from its assessment of internal control over financial reporting as of December 31, 2006 and Lanzhou Aluminum Co., Limited as of December 31, 2007 because these entities were acquired during 2006 and 2007 respectively and qualified under current United States Securities and Exchange Commission regulations for exclusion from management's assessment of internal control over financial reporting. We have also excluded these entities from our audit of internal control over financial reporting. Their total assets in aggregate represent 11% and 11% and total revenues in aggregate represent 7% and 1%, of the Company's related consolidated financial statement amounts as of and for the years ended December 31, 2006 and 2007, respectively.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
June 23, 2008

CONSOLIDATED BALANCE SHEET
As of December 31, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Note	2007	2007	2006
			(Note 5)
	RMB	USD	RMB

Assets

Non-current assets
Intangible assets	7	2,682,364	367,719	716,145
Property, plant and equipment	8	62,278,232	8,537,580	51,023,476
Investment property		109,201	14,970	-
Land use rights	9	1,107,505	151,825	758,300
Interests in jointly controlled entities	10(a)	636,296	87,228	575,794
Interests in associates	10(b)	553,920	75,936	1,273,707
Available-for-sale financial assets	11	40,113	5,499	18,182
Deferred tax assets	16	400,653	54,925	453,272
Other non-current assets		319,434	43,790	-

Total non-current assets	68,127,718	9,339,472	54,818,876

Current assets
Inventories, net	12	13,474,140	1,847,139	9,945,803
Accounts receivable, net	13	2,975,668	407,928	2,282,248
Other current assets	14	1,949,826	267,296	1,911,766
Financial assets at
fair value through profit or loss		8,103	1,111	-
Bank balances and cash	15	7,802,907	1,069,683	12,983,061

Total current assets	26,210,644	3,593,157	27,122,878

Total assets	94,338,362	12,932,629	81,941,754

CONSOLIDATED BALANCE SHEET (CONTINUED)
As of December 31, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Note	2007	2007	2006
			(Note 5)
	RMB	USD	RMB

Equity

Share capital and reserves attributable to
equity holders of the Company
Share capital	19(a)	13,524,488	1,854,041	11,649,876
Reserves	19(b)	20,776,271	2,848,171	15,977,303
Retained earnings		23,643,388	3,241,218	17,168,564

57,944,147	7,943,430	44,795,743

Minority interest	3,072,622	421,219	4,470,819

Total equity	61,016,769	8,364,649	49,266,562

Liabilities

Non-current liabilities
Borrowings	20	14,168,443	1,942,319	8,806,479
Deferred tax liabilities	16	172,460	23,642	197,070
Other non-current liabilities		148,297	20,330	-

Total non-current liabilities	14,489,200	1,986,291	9,003,549

Current liabilities
Accounts payable	17	3,611,425	495,082	3,229,633
Provisions for other
charges and liabilities	18	6,330,116	867,781	7,155,269
Financial liabilities at
fair value through profit or loss		-	-	5,703
Dividends payable		21,627	2,965	40,808
Current income tax liabilities		509,092	69,790	1,732,116
Borrowings	20	8,360,133	1,146,071	11,508,114

Total current liabilities	18,832,393	2,581,689	23,671,643

Total liabilities	33,321,593	4,567,980	32,675,192

Total equity and liabilities	94,338,362	12,932,629	81,941,754

Net current assets	7,378,251	1,011,468	3,451,235

Total assets less current liabilities	75,505,969	10,350,940	58,270,111

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands of RMB and USD except for per share data)

Note	2007	2007	2006	2005
			(Note 5)	(Note 5)
	RMB	USD	RMB	RMB

Revenue	21	76,180,448	10,443,403	64,826,615	40,671,845
Cost of sales	21	(57,197,509)	(7,841,075)	(43,930,699)	(27,876,729)

Gross profit		18,982,939	2,602,328	20,895,916	12,795,116

Selling and distribution expenses	22	(1,186,974)	(162,720)	(1,027,875)	(785,642)
General and administrative expenses	23	(2,789,494)	(382,405)	(2,466,192)	(1,713,569)
Research and development expenses		(227,982)	(31,254)	(116,389)	(114,609)
Other gains, net	21	130,757	17,925	382,261	32,159

Operating profit	14,909,246	2,043,874	17,667,721	10,213,455
Interest expense	(926,313)	(126,986)	(775,250)	(497,532)
Interest income	188,070	25,782	185,874	91,703
Exchange (loss)/gain, net	(213)	(29)	(47,860)	47,659

Operating profit after finance costs		14,170,790	1,942,641	17,030,485	9,855,285
Share of (losses)/profits of jointly controlled entities	10(a)	(3,381)	(463)	(11,419)	372
Share of profits of associates	10(b)	241,945	33,168	105,177	25,201

Profit before income tax expense		14,409,354	1,975,346	17,124,243	9,880,858
Income tax expense	27	(2,780,430)	(381,163)	(4,410,674)	(2,510,051)

Profit for the year	11,628,924	1,594,183	12,713,569	7,370,807

Attributable to:
Equity holders of the Company	10,244,545	1,404,402	11,841,681	7,071,990
Minority interest	1,384,379	189,781	871,888	298,817

11,628,924	1,594,183	12,713,569	7,370,807

Basic earnings per share for profit
attributable to equity holders of the
Company during the year
(expressed in RMB per share)	28	RMB0.82	USD0.11	RMB1.04	RMB0.64

Dividends	29	4,131,749	566,412	2,190,177	2,364,673

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Attributable to equity holders of the Company

Available-for-
			Statutory		Cumulative	sale investment
Share	Capital	Statutory	public	Discretionary	translation	revaluation	Retained	Minority
capital	reserve	surplus reserve	welfare fund	surplus reserve	difference	reserve	earnings	interest	Total
(Note 19(a))	(Note 19(b)(i))	(Note 19(b)(ii))	(Note 19(b)(iii))	(Note 19(b)(iii))
RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2005,
as previously stated	11,049,876	6,204,045	1,277,789	1,214,309	-	-	-	7,820,776	1,239,083	28,805,878
Acquisition of Baotou
Aluminum (Note 5)	-	300,310	13,893	6,947	18,774	-	-	(72,522)	430,656	698,058

As of January 1, 2005,
as restated	11,049,876	6,504,355	1,291,682	1,221,256	18,774	-	-	7,748,254	1,669,739	29,503,936
Changes in equity for
the year ended
December 31, 2005
Profit for the year ended
December 31, 2005	-	-	-	-	-	-	-	7,071,990	298,817	7,370,807
Capital injection	-	211,945	-	-	-	-	-	-	410,978	622,923
Transfers	-	14,711	792,960	740,917	15,656	-	-	(1,564,244)	58	58
Dividends	-	-	-	-	-	-	-	(1,970,792)	(83,636)	(2,054,428)

As of December 31, 2005	11,049,876	6,731,011	2,084,642	1,962,173	34,430	-	-	11,285,208	2,295,956	35,443,296

Retained earnings
represented by
2005 final dividend
proposed	2,364, 673
Unappropriated
retained earnings	8,920, 535

Retained earnings as
of December 31, 2005	11,285,208

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Attributable to equity holders of the Company

Available-for-
			Statutory		Cumulative	sale investment
Share	Capital	Statutory	public	Discretionary	translation	revaluation	Retained	Minority
capital	reserve	surplus reserve	welfare fund	surplus reserve	difference	reserve	earnings	interest	Total
(Note 19(a))	(Note 19(b)(i))	(Note 19(b)(ii))	(Note 19(b)(iii))	(Note 19(b)(iii))
RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2006,
as previously stated	11,049,876	6,218,756	2,061,686	1,962,173	-	-	-	11,351,948	1,560,455	34,204,894

Acquisition of Baotou
Aluminum (Note 5)	-	512,255	22,956	-	34,430	-	-	(66,740)	735,501	1,238,402

As of January 1, 2006,
as restated	11,049,876	6,731,011	2,084,642	1,962,173	34,430	-	-	11,285,208	2,295,956	35,443,296
Changes in equity for the year
ended December 31, 2006
Profit for the year ended
December 31, 2006	-	-	-	-	-	-	-	11,841,681	871,888	12,713,569
Issuance of new shares	600,000	3,902,492	-	-	-	-	-	-	-	4,502,492
Share issuance expense	-	(112,023)	-	-	-	-	-	-	-	(112,023)
Acquisitions of
subsidiaries (Note 5)	-	-	-	-	-	-	-	-	853,645	853,645
Capital injection	-	-	-	-	-	-	-	-	582,400	582,400
Transfers	-	-	3,300,314	(1,962,173)	36,437	-	-	(1,374,578)	-	-
Dividends	-	-	-	-	-	-	-	(4,583,747)	(133,070)	(4,716,817)

As of December 31, 2006	11,649,876	10,521,480	5,384,956	-	70,867	-	-	17,168,564	4,470,819	49,266,562

As of December 31, 2006, all retained earnings were unappropriated.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Attributable to equity holders of the Company

Available-for-
			Statutory		Cumulative	sale investment
Share	Capital	Statutory	public	Discretionary	translation	revaluation	Retained	Minority
capital	reserve	surplus reserve	welfare fund	surplus reserve	difference	reserve	earnings	interest	Total
(Note 19(a))	(Note 19(b)(i))	(Note 19(b)(ii))	(Note 19(b)(iii))	(Note 19(b)(iii))
RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2007,
as previously stated	11,649,876	10,009,225	5,343,414	-	8,554	-	-	17,213,665	3,541,192	47,765,926
Acquisition of Baotou
Aluminum (Note 5)	-	512,255	41,542	-	62,313	-	-	(45,101)	929,627	1,500,636

As of January 1, 2007,
as restated	11,649,876	10,521,480	5,384,956	-	70,867	-	-	17,168,564	4,470,819	49,266,562
Changes in equity for the year
ended December 31, 2007
Fair value gains from
available-for-sale
investment-
gross (Note 11)	-	-	-	-	-	-	8,879	-	5,608	14,487
Fair value gains
from available-for-sale
investment - tax (Note 16)	-	-	-	-	-	-	(1,332)	-	(841)	(2,173)
Equity pick up
from an associate	-	168	-	-	-	-	-	-	-	168
Cumulative translation
difference	-	-	-	-	-	10,047	-	-	-	10,047

Net income recognized
directly in equity	-	168	-	-	-	10,047	7,547	-	4,767	22,529
Profit for the year ended
December 31, 2007	-	-	-	-	-	-	-	10,244,545	1,384,379	11,628,924

Total recognized income and
expense for the year	-	168	-	-	-	10,047	7,547	10,244,545	1,389,146	11,651,453
Issuance of new shares	1,874,612	7,852,275	-	-	-	-	-	-	-	9,726,887
Share issuance expense	-	(179,000)	-	-	-	-	-	-	-	(179,000)
Acquisition of
subsidiaries (Notes 5 and 6)	-	(3,155,330)	-	-	-	-	-	-	(2,345,430)	(5,500,760)
Capital injection from
minority shareholders	-	-	-	-	-	-	-	-	10,094	10,094
Transfers	-	-	1,083,388	-	-	-	-	(1,083,388)	-	-
Dividends	-	-	-	-	-	-	-	(3,506,460)	(452,007)	(3,958,467)
Adjustment to surplus
reserves (Note 19(b)(ii))	-	-	(749,260)	-	(70,867)	-	-	820,127	-	-

As of December 31, 2007	13,524,488	15,039,593	5,719,084	-	-	10,047	7,547	23,643,388	3,072,622	61,016,769

Retained earnings
represented by
2007 final dividend
proposed	716,798
Unappropriated
retained earnings	22,926,590

Retained earnings
as of December 31, 2007	23,643,388

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Note	2007	2007	2006	2005
			(Note 5)	(Note 5)
	RMB	USD	RMB	RMB

Cash flows from operating activities

Profit before income tax expense		14,409,354	1,975,345	17,124,243	9,880,858
Share of losses/(profits) of jointly controlled entities		3,381	463	11,419	(372)
Share of profits of associates		(241,945)	(33,168)	(105,177)	(25,201)
Depreciation of property, plant and equipment		4,466,446	612,295	3,680,910	2,667,779
Loss on disposal of property, plant and equipment	26	160,943	22,063	90,730	62,856
Impairment loss on property, plant and equipment	26	13,249	1,816	16,924	4,225
Amortization of intangible assets		30,121	4,129	24,204	36,396
Amortization of land use rights	26	42,435	5,817	35,298	10,671
Amortization of long-term deferred assets		68,041	9,328	6,820	531
Gain on financial assets at fair value through profit or loss		-	-	-	(5,582)
(Gain)/Loss on disposal of investment		(580)	(80)	25	(77)
Realized and unrealized gain on futures contracts	21	(106,716)	(14,629)	(86,633)	(5,760)
Excess of interest in the net fair value of
net assets acquired over cost	21	-	-	(235,900)	-
Interest waived		-	-	-	(14,711)
Interest income		(188,070)	(25,782)	(185,874)	(91,703)
Interest expense		926,313	126,986	775,250	497,532
Others		1,325	182	-	(193)

	19,584,297	2,684,765	21,152,239	13,017,249

Changes in working capital:
Increase in inventories	(2,704,545)	(370,760)	(1,139,502)	(2,113,794)
(Increase)/Decrease in accounts receivable	(275,735)	(37,800)	(906,691)	27,373
Decrease/(Increase) in other current assets	168,224	23,061	(431,633)	679,961
Increase in restricted cash	(11)	(2)	-	-
Increase in other non-current assets	(230,487)	(31,597)	-	-
Increase/(Decrease) in accounts payable	263,735	36,155	(158,447)	442,871
Increase/(Decrease) in other non-current liability	28,204	3,866	19,630	(6,314)
(Decrease)/Increase in other payables and accruals	(1,486,289)	(203,752)	190,387	119,345

Cash generated from operating activities	15,347,393	2,103,936	18,725,983	12,166,691

Interest paid	(1,174,655)	(161,031)	(864,568)	(779,988)
PRC enterprise income tax expense paid	(3,995,612)	(547,749)	(3,714,012)	(2,682,500)

Net cash generated from operating activities	10,177,126	1,395,156	14,147,403	8,704,203

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)
For the year ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Note	2007	2007	2006	2005
			(Note 5)	(Note 5)
	RMB	USD	RMB	RMB

Cash flows from investing activities

Purchase of intangible assets	7	(72,081)	(9,881)	(29,384)	(28,722)
Purchase of property, plant and equipment		(9,602,115)	(1,316,332)	(6,628,807)	(8,662,383)
Purchase of investment property		(109,201)	(14,970)	-	-
Purchase of land use rights		(313,490)	(42,976)	(44,269)	(56,898)
Proceeds from sales of property, plant and equipment		132,988	18,231	34,181	86,050
Proceeds from disposal of associates		790	108	-	-
Cash and cash equivalents acquired
from acquisition of subsidiaries	5	313,662	42,999	(472,130)	-
Investment in a jointly controlled entity	10(a)	(63,883)	(8,758)	(402,814)	(117,150)
Investment in associates		-	-	(247,454)	(799,038)
Acquisition of minority shareholder investment		(497,058)	(68,141)	-	-
Acquisitions of subsidiaries		(140,000)	(19,192)	-	-
Increase of available-for-sale financial assets		(2,000)	(274)	-	-
Dividend received		51,523	7,063	-	-
Decrease/(Increase) in short-term cash investment		2,903,946	398,095	(3,000,000)	-
Disposal of held-to-maturity investments		-	-	-	11,053
Disposal of financial assets
at fair value through profit or loss		-	-	-	47,754
Proceeds from disposal of a subsidiary		-	-	-	4,176
Interest received		216,337	29,657	157,721	91,703
Others		(7,360)	(1,009)	(75,497)	(4,863)

Net cash used in investing activities	(7,187,942)	(985,380)	(10,708,453)	(9,428,318)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)
For the year ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands of RMB and USD)

Note	2007	2007	2006	2005
			(Note 5)	(Note 5)
	RMB	USD	RMB	RMB

Cash flows from financing activities

Issuance of shares, net of issuance expenses		(119,000)	(16,313)	4,390,469	-
Issuance of short-term bonds, net of issuance expenses	20(d)	2,988,000	409,618	4,913,400	1,943,200
Issuance of long-term bonds, net of issuance expenses	20(b)	1,978,500	271,228	-	-
Repayment of short-term bonds	20(d)	(5,000,000)	(685,439)	(2,000,000)	-
Drawdown of short-term loans		-	-	3,178,369	4,047,184
Drawdown of long-term loans		5,462,351	748,821	635,300	4,325,235
Repayments of short-term loans		(1,364,400)	(187,042)	(4,784,574)	(5,108,193)
Repayments of long-term loans		(5,149,173)	(705,888)	(2,547,784)	(1,836,083)
Dividends paid by subsidiaries to minority shareholders		(465,682)	(63,839)	(117,200)	(115,804)
Capital injection from shareholders of the Company		-	-	-	210,631
Capital injection from minority shareholders		10,094	1,384	92,400	441,538
Dividends paid		(3,511,965)	(481,447)	(4,558,826)	(1,970,792)
Investment refund to minority shareholders
of a subsidiary		(94,128)	(12,904)	(472,551)	-

Net cash (used in)/generated from
financing activities	(5,265,403)	(721,821)	(1,270,997)	1,936,916

Net (decrease)/increase in cash and cash equivalents	(2,276,219)	(312,045)	2,167,953	1,212,801
Cash and cash equivalents at beginning of the year	9,983,061	1,368,555	7,815,108	6,602,307

Cash and cash equivalents at end of the year	15	7,706,842	1,056,510	9,983,061	7,815,108

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

1.	General information

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in bauxite mining, alumina refining and aluminum smelting. Its principal products are alumina and primary aluminum.

The Company is a joint stock company incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company had its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange (the "SSE") on April 30, 2007.

The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2007 have been translated into United States Dollar ("USD") at the noon buying rate in New York City on December 31, 2007 for cable transfers in RMB by the Federal Reserve Bank of New York of USD1.00 = RMB7.2946. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rates on December 31, 2007, or at any other date.

These consolidated financial statements have been approved for issue by the Board of Directors on June 23, 2008.

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

(i)	Standard, amendment and interpretation effective in 2007 that are relevant to the Group

*

HKFRS 7, Financial Instruments: Disclosures and a complementary amendment to Hong Kong Accounting Standard ("HKAS") 1, Presentation of Financial Statements - Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under HKFRS. The amendment to HKAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting HKFRS 7 and the amendment to HKAS 1 on the financial statements of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of preparation (Continued)

(i)	Standard, amendment and interpretation effective in 2007 that are relevant to the Group (Continued)

*

HK (IFRIC) Interpretation 10, Interim Financial Reporting and Impairment. This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there was no significant impact from adopting HK (IFRIC) Interpretation 10 on the financial statements of the Group.

(ii)	Standards, amendments to existing standards and interpretation that are not yet effective and have not been early adopted by the Group

The following standards and interpretation have been published and are relevant to the operation of the Group. They are mandatory for the Group's accounting periods beginning on or after January 1, 2009 or later periods, but have not been early adopted by the Group:

*

HKAS 1, 'Presentation of financial statements' (effective for annual periods beginning on or after January 1, 2009), replaces HKAS 1 (revised in 2004) as amended in 2005 and establishes the amendments to the presentation of information in the financial statements. It requires the presentation of recognized income and expenses in a statement of comprehensive income or in a statement of profit or loss together with a statement of comprehensive income, separately from owner changes in equity. All other non-owner changes in equity and related current and deferred tax should also be presented separately from the owner changes in equity. HKAS 1 also requires, as a minimum, the presentation of three statements of financial position (balance sheet) in a complete set of financial statements whenever there is a prior period adjustment or a reclassification of items in the financial statements - as at the end of the current period, the end of the comparative period and the beginning of the comparative period. Dividends recognized as distributions to owners and related per-share amounts should be presented on the face of statement of changes in equity or in the notes and not on the face of the statement of comprehensive income or the face of income statement. The Group will apply HKAS 1 in its financial statements for the period commencing from January 1, 2009. Management does not expect any material impact from adopting HKAS 1 on the financial statements of the Group.

*

HKAS 23, 'Borrowing costs' (effective for annual periods beginning on or after January 1, 2009). It supersedes HKAS 23 revised in 2004 and requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 from January 1, 2009. The adoption of HKAS 23 will not affect the Group as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized under the existing accounting policy of the Group.

*

HKAS 27 (Revised) "Consolidated and separate financial statements" (effective for annual periods beginning on or after July 1, 2009). It replaces HKAS 27 (revised in 2005 and 2007) and establishes the amendments to the presentation, accounting treatment and disclosure requirement related to the consolidated financial statements. HKAS 27 (revised) requires the total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. Gain or loss is recognized in the income statement when an entity loses control of a subsidiary. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply HKAS 27 (revised) in its financial statements from January 1, 2010. The expected impact on the accounting policies is still being assessed by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of preparation (Continued)

(ii)	Standards, amendments to existing standards and interpretation that are not yet effective and have not been early adopted by the Group (Continued)

*

HKFRS 3 (Revised) "Business combinations" (effective for annual periods beginning on or after July 1, 2009). HKFRS 3 (Revised) supersedes HKFRS 3 as issued in 2004 and clarifies the accounting for business combination in details. This HKFRS provides a revised approach of deriving goodwill which non-controlling interest can be measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets before including in the computation of goodwill. It also stipulated certain exceptions to recognition and measurement principles for certain acquisition items with corresponding subsequent accounting treatments. The Group will apply HKFRS 3 (Revised) in its financial statements from any acquisition effective after December 31, 2009. The expected impact on the accounting policies is still being assessed by the Group.

*

HKRS 8, 'Operating segments' (effective for annual periods beginning on or after January 1, 2009). HKRS 8 replaces HKAS 14 and requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKRS 8 from January 1, 2009. The expected impact is still being assessed by management.

*

HK(IFRIC)-Int 14 "HKAS 19-The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective for annual periods beginning on or after January 1, 2008). This interpretation deals with certain matters relating to post-employment defined benefit plans and other long-term employee defined benefits. It particularly addresses (a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of HKAS 19; (b) how a minimum funding requirement might affect the availability of reductions in future contributions; and (c) when a minimum funding requirement might give rise a liability. The expected impact is still being assessed by management.

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (Continued)

(i)	Subsidiaries (Continued)

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Group from third parties. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2(g)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Merger accounting method stipulated under Hong Kong Accounting Guideline 5 'Merger Accounting for Common Control Combinations' is used to account for acquisitions of subsidiaries under common control before and after the acquisitions. The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in consideration for goodwill or the excess of acquirers' interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over their cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest. The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever period is shorter.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining the operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using pooling of interest method are recognized as expenses in the period in which they are incurred.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (Continued)

(i)	Subsidiaries (Continued)

The following table lists the Company's principal subsidiaries. The English names set forth below represent direct translation by management from their official Chinese names, solely for the convenience of reference.

Place of
incorporation		Equity interest held
and	Registered and
Name	operation	Legal status	fully paid capital	2007	2006	Principal activities

Shanxi Longmen	PRC	Company with	RMB35,978,000	55%	55%	Manufacture and
Aluminum Co., Ltd.		limited liability				distribution of primary
()						aluminum
The Institute of Shandong	PRC	Company with	RMB9,900,000	100%	100%	Design of production
Qiyun Colored		limited liability				process and provision
Metallurgy Engineering						of technical
Co., Ltd.						consulting services
(
)
Zibo Wancheng Industrial	PRC	Company with	RMB13,830,000	100%	100%	Provision of repairs and
Trading Co., Ltd.		limited liability				maintenance services for
()						electrical plant and machinery
Zhengzhou Hicer Hitech	PRC	Company with	RMB5,000,000	80%	80%	Manufacture and
Ceramics Co., Ltd.		limited liability				distribution of
(						ceramic products
)
China Aluminum	PRC	Company with	RMB200,000,000	90.5%	90.5%	Import and
International Trading		limited liability				export activities
Corp., Ltd.
()
Shandong Aluminum	PRC	Company with	RMB20,000,000	75%	53.57%*	Manufacture and
Electronic Technology		limited liability		(Note (1))		distribution of
Co., Ltd.						electronic products
()
Henan Huahui Colored	PRC	(Note (2))	RMB5,000,000	100%	100%	Design provision of
Engineering &						technical consulting
Design Co., Ltd.						services
(
)
Shanxi Huaze Aluminum	PRC	Company with	RMB1,500,000,000	60%	60%	Manufacture and trading
and Electricity Co., Ltd.		limited liability				of primary aluminum
()						products and the
generation of electricity
Chalco Hong Kong Ltd.	Hong Kong	Company with	Hong Kong Dollar	100%	100%	Overseas investment
()		limited liability	("HKD") 7,000,000			and alumina import
and export activities
Chalco Foshan Trading	PRC	Company with	RMB10,000,000	89.60%*	89.60%*	Trading of alumina
Co., Ltd.		limited liability				and primary aluminum
()						products

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (Continued)

(i)	Subsidiaries (Continued)

Place of
incorporation		Equity interest held
and	Registered and
Name	operation	Legal status	fully paid capital	2007	2006	Principal activities

Chalco Chongqing	PRC	Company with	RMB3,000,000	90.05%*	90.05%*	Trading of alumina and
Trading Co., Ltd.		limited liability				primary aluminum
()						products
China Aluminum	PRC	Company with	RMB6,000,000	88.69%*	88.69%*	Provision of
International		limited liability				transportation
Shipping and						services
Forwarding
(Beijing) Corp., Ltd.
(
)
Chalco Kailin Aluminum	PRC	Company with	RMB3,000,000	89.60%*	89.60%*	Trading of
of Shanghai Co., Ltd.		limited liability				colored metallurgy
()						materials and bauxite
Chalco Western Qinghai	PRC	Company with	RMB15,000,000	81.45%*	81.45%*	Import and
Int'l Trading Co., Ltd.		limited liability				export activities
(
)
China Aluminum Qinghai	PRC	Company with	RMB6,000,000	N/A	81.45%*	Import and
International Trading		limited liability		(Note (3))		export activities
Corp., Ltd.
()
Shanxi Huatai	PRC	Company with	RMB42,000,000	98.34%**	98.34%**	Production and
Carbon Co., Ltd.		limited liability				distribution of
()						carbon related products
Chalco Shandong	PRC	Company with	RMB10,000,000	81.90%*	81.90%*	Import and export
International		limited liability				activities
Trading Co. Ltd.
()
Chalco Henan	PRC	Company with	RMB3,000,000	81.90%*	81.90%*	Import and export
International		limited liability				activities
Trading Co. Ltd.
()
Fushun Aluminum Co., Ltd.	PRC	Company with	RMB500,000,000	100%	100%	Production and
()		limited liability				trading of primary
("Fushun Aluminum")						aluminum products
Zunyi Aluminum Co., Ltd.	PRC	Company with	RMB260,000,000	61.29%	61.29%	Production and
()		limited liability				trading of primary
("Zunyi Aluminum")						aluminum products
Shandong Huayu Aluminum	PRC	Company with	RMB899,500,000	55%	55%	Production and
and Power Co., Ltd.		limited liability				trading of primary
()						aluminum products
("Huayu Aluminum")
Gansu Hualu Aluminum	PRC	Company with	RMB529,236,439	51%	51%	Production and
Co., Ltd.		limited liability				trading of primary
()						aluminum products
("Hualu Aluminum")
Shanxi Huasheng Aluminum	PRC	Company with	RMB1,000,000,000	51%	51%	Production of
Co., Ltd.		limited liability				primary aluminum,
()						aluminum alloy,
carbon-related
products and
power generation
Chalco Zunyi Alumina Co., Ltd.	PRC	Company with	RMB1,400,000,000	67%	67%	Production and trading
(		limited liability	(Note (4))			of alumina products
)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (Continued)

(i)	Subsidiaries (Continued)

Place of
incorporation		Equity interest held
and	Registered and
Name	operation	Legal status	fully paid capital	2007	2006	Principal activities

Shenyang China Aluminum	PRC	Company with	RMB10,000,000	90.5%*	N/A	Sales of nonferrous
Trading Co., Ltd.		limited liability		(Note (7))		metals and other products
()
Lanzhou Aluminum	PRC	Company with	RMB1,500,000	93.33%	N/A	Provision of
Construction &		limited liability		(Note (8))		construction services
Installation Co., Ltd.
()
Lanzhou Aluminum	PRC	Company with	RMB816,330,000	100%	N/A	Under construction
Hewan Power		limited liability		(Note (8))
Generation Co., Ltd.
()
("Hewan Power")
Baotou Aluminum Co., Ltd.	PRC	Company with	RMB431,000,000	100%	44.698%	Production and
()		limited liability			(Note (5))	trading of primary
("Baotou Aluminum")						aluminum, alloy
and carbon products
Wuxi Xinbao Aluminum	PRC	Company with	RMB2,000,000	90%	40.23%	Sales of metal material
Co., Ltd.		limited liability			(Note (5))	and carbon products
()
China Aluminum Mining	PRC	Company with	RMB300,000,000	100%	N/A	Production and
Co., Ltd.		limited liability		(Note (7))		trading of bauxite
()
China Aluminum Taiyue	PRC	Company with	RMB60,000,000	51%	N/A	Production and
Mining Co., Ltd.		limited liability	(Note (6))	(Note (7))		trading of bauxite
()
China Aluminum Nanhai	PRC	Company with	RMB100,000,000	100%	N/A	Production and
Alloy Co., Ltd.		limited liability		(Note (7))		trading of alloy
()
Chalco Singapore Pte Ltd.	The Republic	Company with	Singapore Dollar 1	100%*	N/A	Investment holding
()	of Singapore	limited liability		(Note (7))
Chalco Australia	The	Company with	Australian Dollar	100%*	N/A	Investment holding
Holdings Pty Ltd.	Commonwealth	limited liability	("AUD") 1	(Note (7))
(	of Australia
)	("Australia")
Chalco Australia Pty Ltd.	Australia	Company with	AUD2	100%*	N/A	Production and
()		limited liability		(Note (7))		trading of
alumina products
Aurukun Alumina	Australia	Company with	AUD1	100%*	N/A	Exploration of bauxite
Refinery Pty Ltd.		limited liability		(Note (7))
()
Baiyin Ruiyuan	PRC	Company with	RMB4,800,000	48.87%*	48.87%*	Production and
Metal Co., Ltd.		limited liability				trading of light
()						alloy products

*	The equity interests were indirectly held by the Company.

**	Part of the equity interests was directly held by the Company and part of that was indirectly held by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (Continued)

(i)	Subsidiaries (Continued)

Notes:

(1)

Upon the acquisition of Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum"), parent company of this subsidiary, in April 2007 and became a branch as of September 2007, this subsidiary became directly owned by the Company.

(2)

The legal status of the subsidiary had been changed from "state-owned enterprise" to limited company in 2007. The Chinese name of the subsidiary was also changed to Henan Huahui Colored Engineering & Design Co., Ltd. () from Research & Design Institute of China Great Wall Aluminum Corporation (). Its registered and fully paid capital was increased from RMB2,000,000 to RMB5,000,000 through the injection of net assets by the Company.

(3)	During 2007, China Aluminum Qinghai International Trading Corp., Ltd. was deregistered and liquidated.

(4)	The paid-in-capital of the subsidiary is RMB480 million as of December 31, 2007 (2006: RMB280 million).

(5)

Such controlling percentages represented the effective ownership by Aluminum Corporation of China ("Chinalco") applied to the consolidated financial statements of the Group under the principle of merger accounting (see Note 5).

(6)	The paid-in-capital of the subsidiary is RMB20.60 million as of December 31, 2007.

(7)	These entities are established in 2007.

(8)	The additions of these entities are due to the acquisition of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum") (Note 10(b)(i))

(ii)	Transactions and minority interest

The Group applies a policy of treating transactions with minority interest as transactions with equity owners of the Group. For purchases from minority interest, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interest are also recorded in equity. For disposals to minority interest, the difference between any proceeds received and the relevant share of the minority interest are also recorded in equity.

(iii)	Jointly controlled entities

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (Continued)

(iii)	Jointly controlled entities (Continued)

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

(iv)	Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's interests in associates include goodwill (net of any accumulated impairment loss) identified on acquisition.

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

(c)	Segment reporting

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(ii)	Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

(e)	Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	15 to 40 years
Plant and machinery - electricity transmission equipment	32 years
Plant and machinery - others	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(h)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within 'general and administrative expenses' in the income statement.

(f)	Construction-in-progress ("CIP")

CIP represents buildings, various plant and equipment under construction and pending installation, and is stated at cost. Cost comprises direct costs of construction as well as capitalized finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses. It is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(g)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associates and jointly controlled entities is included in interests in associates and jointly controlled entities respectively and is tested for impairment as part of the overall balances. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not subsequently reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group allocates goodwill to each business segment and is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Mining rights

Mining rights acquired are capitalized after the Group obtained the legal rights to explore a specific area and stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

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

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding 10 years.

Development assets are tested for impairment annually.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(g)	Intangible assets (Continued)

(iv)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (5 years).

(h)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(i)	Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'accounts receivable, net', 'other current assets' and 'cash and cash equivalents' in the balance sheet.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held-to-maturity investments, the whole category would be reclassified as available-for-sale. Held-to-maturity investments are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(i)	Financial assets (Continued)

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognized on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'other gains, net' in the period in which they arise. Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as 'other gains, net'. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement - is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. The impairment loss of held-to-maturity investments is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets' original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of such an asset is reduced either directly or through use of an allowance account while the amount of such losses is recognized in the income statement. Impairment testing of accounts receivable and other receivables is described in Note 2(j).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(j)	Accounts receivable and other receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within 'general and administrative expenses'. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against 'general and administrative expenses' in the income statement.

(k)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits with banks and other cash investments with original maturities of 3 months or less.

For the purpose of the cash flow statement, time deposits and other cash investments with original maturities of more than 3 months are excluded from cash and cash equivalents.

(l)	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure. Borrowing costs are excluded. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provision for or reversal of inventory obsolescence are determined by comparing net realizable value with the carrying amount and are recognized within 'general and administrative expenses' in the income statement.

(m)	Accounts payable and other payables

Accounts payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(n)	Borrowings

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(o)	Borrowing costs

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

Other borrowing costs are expensed as incurred.

(p)	Current and deferred tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company, its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(q)	Employee benefits

(i)	Bonus plans

The expected cost of bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii)	Retirement benefit obligations

The Group pays contribution on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current and prior periods. Contributions to these plans are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Employee benefits

(iii)	Housing funds

The Group provides housing funds based on certain percentage of wages and at no more than the upper limit of the requirement. The housing funds are paid to social security organization and the amounts paid are expensed as incurred. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current and prior periods.

(r)	Provisions

Provisions for environmental restoration and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax cash flow projection that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

(s)	Government grants

Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(t)	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)	Sales of goods

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(ii)	Sales of services

Revenue from the provision of services is recognized when the services are rendered.

(iii)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(iv)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(u)	Leases (as the lessee for operating lease)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the term of the lease.

(v)	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(w)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

3.	Financial and capital risks management

(a)	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units.

(i)	Market risk

*	Foreign currency risk

Foreign exchange risk primarily arises from certain foreign currency deposits, short-term and long-term loans denominated in USD, AUD and Japanese Yen ("JPY"). Related exposures are disclosed in Notes 15 and 20 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and loans raising. As the foreign currency denominated assets and liabilities are minimal to the assets and liabilities of the Group, the Directors are of the opinion that the Group is not exposed to any significant foreign exchange risk as of December 31, 2007, 2006 and 2005.

*	Fair value and cash flow interest rate risk

As the Group has no significant interest-bearing assets except for bank deposits (Note 15), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in the savings and fixed deposits accounts in the PRC. The interest rates are regulated by the People's Bank of China while the Group Treasury closely monitors the fluctuation on such rates periodically. As the average rates applied to the deposits are relatively low, the Directors are of the opinion that the Group is not exposed to any significant interest rate risk for such financial assets held by the Group as of December 31, 2007, 2006 and 2005.

The interest rate risk of the Group primarily arises from long-term loans and bonds. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk while bonds and loans issued/borrowed at fixed interest rates expose the Group to fair value interest rate risk. The exposures to these risks are disclosed separately in Note 20 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors the market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to any one form of interest rate risk.

As of December 31, 2007, if interest rate had increased/decreased by 0.064% (2006: 0.218%; 2005: 0.309%) with all other variables held constant, post-tax profit for the year would have been RMB7 million (2006: RMB19 million; 2005: RMB27 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the observation of management on the historical trend of related interest rates over the past 1 year and are consistent with the measures reported to key management personnel in assessing this risk. The change from 2005 to 2007 is primarily attributable to the advances and repayments of principal during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

3.	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

(i)	Market risk (Continued)

*	Commodity price risk

The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

The Group uses the majority of its future contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in aluminum price. The future contracts are marked to market at the balance sheet date and the corresponding unrealized holding gains/losses are recorded in the income statement for the year (Note 21). The exposure of the Group and the Company on such future contracts are presented on the balance sheet.

As of December 31, 2007, if the primary aluminum futures price had been increased/decreased by 1% and all other variables held constant, post-tax profit would have been increased/decreased by RMB900,000 (2006: decreased/increased by RMB20 million; 2005: decreased/increased by RMB3 million). Such sensitivity is determined based on the historical trend of related commodity futures price over the past 3 years and are consistent with the measures reported to key management personnel in assessing this risk. The change from 2006 is primarily attributable to the significant decrease of the number of unsettled contracts in 2007 and the opposite position of short contracts and long contracts between 2006 and 2007. The change from 2005 is primarily attributable to significant increase of the number of unsettled contracts in 2006.

(ii)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, other receivables as well as credit exposures to customers, including outstanding receivables and committed transactions. The carrying amounts of these receivables are included in Notes 13, 14 and 15 to the financial statements representing the Group's maximum exposure to credit risk in relation to its financial assets.

The Group maintains substantially most of its bank balances and cash in interest bearing accounts in several major state-owned financial institutions in the PRC (Note 32(c)). With strong State support provided to these state-owned financial institutions, the Directors are of the opinion that there is no significant credit risk on such assets being exposed.

With regard to accounts receivable, the marketing department assesses the credit quality of the customers, taking into account its financial position, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful receivables have been made in the financial statements. Management does not expect any losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2007, 2006 and 2005, none of the individual customers exceed 10% of the Group's total revenue, and thus, no significant concentration of credit risk existed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

3.	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

(iii)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and short-term deposits, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

As of December 31, 2007, the Group had total banking facilities of approximately RMB49,764 million (2006: RMB50,082 million). Out of the total banking facilities granted, amounts totaling RMB16,246 million have been utilized as of December 31, 2007 (2006: RMB13,680 million). Banking facilities of approximately RMB31,000 million will be subject to renewals in 2008. The Directors of the Company are confident that such banking facilities can be renewed upon expiration.

In addition, as of December 31, 2007, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD53 million (equivalent to RMB387 million) (2006: USD64 million (equivalent to RMB500 million)) which USD822,000 (equivalent to RMB6 million) (2006: USD10 million (equivalent to RMB79 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyzes the Group's long-term financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity dates. All other financial liabilities, primarily including accounts payable, other payables and accruals are due within the next 12 months from the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows. The expected future cash flows of balances within 12 months approximate their carrying balances, as the impact of the discounting is not significant.

Within 1 year	1-2 years	2-5 years	Over 5 years	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of December 31, 2007
Long-term loans	2,194,022	2,308,253	4,950,259	4,880,748	14,333,282
Long-term bonds	-	-	-	2,000,000	2,000,000
Interest payable for borrowings	978,420	719,815	1,522,439	602,147	3,822,821
Interest payable for bonds	196,500	90,000	270,000	450,000	1,006,500

3,368,942	3,118,068	6,742,698	7,932,895	21,162,603

As of December 31, 2006
Long-term loans	2,875,963	2,158,802	4,505,406	2,142,271	11,682,442
Interest payable for borrowings	677,183	458,343	678,070	117,139	1,930,735
Interest payable for bonds	93,900	-	-	-	93,900

3,647,046	2,617,145	5,183,476	2,259,410	13,707,077

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

3.	Financial and capital risks management (Continued)

(b)	Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques, such as estimated discounted cash flows, are used to determine fair value for the financial instruments.

The carrying value less impairment provision of accounts and other receivables, bank balances and cash, accounts and other payables and accruals, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

(c)	Capital risk management

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

Consistent with others in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings (including borrowings, other non-current liabilities, accounts payable and provisions for other charges and liabilities, as shown in the consolidated balance sheet) less bank balances and cash. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debts less minority interest.

During 2007, the Group's strategy, which was unchanged from 2006, was to maintain a gearing ratio under 35%. The gearing ratios as of December 31, 2007 and 2006 were as follows:

2007	2006
RMB'000	RMB'000

Total borrowings	32,618,414	30,699,495
Less: bank balances and cash	(7,802,907)	(12,983,061)

Net debts	24,815,507	17,716,434

Total equity	61,016,769	49,266,562
Add: net debts	24,815,507	17,716,434
Less: minority interest	(3,072,622)	(4,470,819)

Total capital	82,759,654	62,512,177

Gearing ratio	29.99%	28.34%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

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

(a)	Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or they will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

(b)	Estimated impairment of property, plant and equipment

The Group tests whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with the Note 2(h), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

(c)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(g)(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

5.	Business combinations

2007

Acquisition of Lanzhou Aluminum

Prior to April 24, 2007, the Company held 28% equity interest of Lanzhou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. On April 24, 2007, the Company issued 631,931,739 A shares in exchange for the remaining 72% shares owned by the other shareholders of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The acquired business contributed revenue and profit of approximately RMB3,415 million and RMB524 million to the Group, prior to intra-group elimination with the Group, for the period from the date of acquisition to December 31, 2007. If the acquisition occurred on January 1, 2007, the acquired business would have contributed unaudited revenues and unaudited profit for the year of approximately RMB4,510 million and RMB672 million to the Group, prior to intra-group elimination with the Group, respectively.

Details of net assets acquired and goodwill are as follows:

RMB'000

Fair value of purchase consideration (Note a)	4,324,319
Fair value of proportionate share of net identifiable assets acquired (Note b)	(2,400,060)

Goodwill (Note c)	1,924,259

Notes:

(a)	The fair value of purchase consideration was determined by reference to the proportionate interests in the fair value of Lanzhou Aluminum as of April 24, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

5.	Business combinations (Continued)

2007 (Continued)

Acquisition of Lanzhou Aluminum (Continued)

Notes (Continued):

(b)	The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:

RMB'000

Bank balances and cash	313,662
Property, plant and equipment (Note 8)	5,739,957
Land use rights	78,150
Available-for-sale financial assets (Note 11)	5,000
Inventories	823,792
Receivables and prepayments	766,983
Other current assets	19,380
Deferred tax assets (Note 16)	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)

Net identifiable assets	3,333,418

Percentage of interest acquired	72%

Fair value of proportional net identifiable assets acquired	2,400,060

Cash and cash equivalents acquired	313,662

(c)	Goodwill arising from this acquisition is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the acquisition.

Acquisition of Baotou Aluminum

On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 637,880,000 shares in exchange for all the shares of Baotou Aluminum. Baotou Aluminum was delisted on December 26, 2007. Upon the effective date of this acquisition, Baotou Aluminum became a wholly-owned subsidiary of the Company.

As both the Company and Baotou Aluminum are under the common control of Chinalco before and after the acquisition, this transaction was accounted for as a common control business combination. The Company adopted merger accounting. The following is a reconciliation of the effect arising from the common control business combination on the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

5.	Business combinations (Continued)

2007 (Continued)

Acquisition of Baotou Aluminum (Continued)

The consolidated balance sheet as of December 31, 2007:

The Group	Baotou	Adjustments	Consolidated
	Aluminum	(Note)
RMB'000	RMB'000	RMB'000	RMB'000

Investment in Baotou Aluminum	2,013,772	-	(2,013,772)	-
Other assets, net	59,024,337	2,014,316	(21,884)	61,016,769

Net assets	61,038,109	2,014,316	(2,035,656)	61,016,769

Share capital	13,524,488	431,000	(431,000)	13,524,488
Capital reserve	15,188,801	587,250	(736,458)	15,039,593
Surplus reserves	5,719,084	286,053	(286,053)	5,719,084
Cumulative translation difference	10,047	-	-	10,047
Available-for-sale investment revaluation reserve	7,547	-	-	7,547
Retained earnings	23,516,065	709,468	(582,145)	23,643,388
Minority interest	3,072,077	545	-	3,072,622

61,038,109	2,014,316	(2,035,656)	61,016,769

Note:

The above adjustments represent: (i) the elimination of investment of the Company in Baotou Aluminum; and (ii) the elimination of unrealized profit on inventories between the Group and Baotou Aluminum.

The consolidated balance sheet as of December 31, 2006:

The Group	Baotou	Adjustments	Consolidated
	Aluminum	(Note)
RMB'000	RMB'000	RMB'000	RMB'000

Net assets	47,765,926	1,680,271	(179,635)	49,266,562

Share capital	11,649,876	431,000	(431,000)	11,649,876
Capital reserve	10,009,225	586,657	(74,402)	10,521,480
Surplus reserves	5,351,968	232,347	(128,492)	5,455,823
Retained earnings	17,213,665	429,364	(474,465)	17,168,564
Minority interest	3,541,192	903	928,724	4,470,819

47,765,926	1,680,271	(179,635)	49,266,562

Note:

The above adjustments represent: (i) the reduction of the capital reserve of the Company for acquisition of the net assets of Baotou Aluminum; and (ii) the elimination of unrealized profit on inventories between the Group and Baotou Aluminum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

5.	Business combinations (Continued)

2006

Acquisitions of Fushun Aluminum, Zunyi Aluminum, Huayu Aluminum and Hualu Aluminum

During 2006, the Group completed the acquisition of the following entities incorporated and operated in the PRC, which are engaged in the manufacturing and trading of primary aluminum products.

		Equity interest	Consideration paid
Date of acquisition	Name of entity	acquired	/ payable

			RMB'000

March 11, 2006	Fushun Aluminum	100%	500,000
July 15, 2006	Zunyi Aluminum	61.29%	202,251
July 18, 2006	Huayu Aluminum	55%	412,252
September 19, 2006	Hualu Aluminum	51%	270,300

			1,384,803

The acquired businesses contributed revenue in aggregate of RMB3,924 million and net profit of RMB458 million to the Group for the period from the respective dates of acquisitions to December 31, 2006. Had all the acquisitions been occurred on January 1, 2006, the acquired businesses would have contributed in unaudited aggregate revenue of approximately RMB4,593 million and unaudited net profit of approximately RMB495 million to the Group for the period from January 1, 2006 to December 31, 2006. Contributions by each acquisition are summarized below:

Contribution by the acquired	Had the acquisitions taken place on
businesses from the respective	January 1, 2006,
dates of acquisitions	contribution by the
to December 31, 2006	acquired businesses

	Revenue	Net profit	Revenue	Net profit
			(unaudited)	(unaudited)
	RMB'000	RMB'000	RMB'000	RMB'000

Fushun Aluminum	1,607,961	86,240	1,697,947	87,596
Zunyi Aluminum	718,455	153,696	1,297,348	189,584
Huayu Aluminum	1,020,194	129,469	1,020,194	129,469
Hualu Aluminum	577,465	88,655	577,465	88,655

3,924,075	458,060	4,592,954	495,304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

5.	Business combinations (Continued)

2006 (Continued)

Acquisitions of Fushun Aluminum, Zunyi Aluminum, Huayu Aluminum and Hualu Aluminum (Continued)

Details of net assets acquired and excess of cost over acquired interest of the above businesses during 2006 in aggregate are as follows:

RMB'000

Purchase consideration - cash	1,384,803
Fair value of proportionate share of net identifiable assets acquired (see below)	(1,562,775)

Excess of interest in the net fair value of net assets acquired over cost (Note 21)	(177,972)

Fushun Aluminum	Zunyi Aluminum	Huayu Aluminum	Hualu Aluminum	Total

	Carrying		Carrying		Carrying		Carrying		Carrying
	amounts	Fair value	amounts	Fair value	amounts	Fair value	amounts	Fair value	amounts	Fair value

	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Property, plant and equipment
(Note 8)	832,546	832,546	585,711	673,153	1,659,986	1,665,169	829,798	830,065	3,908,041	4,000,933
Land use rights	194,175	194,175	53,285	91,379	110,737	119,552	172,252	172,252	530,449	577,358
Inventories	171,208	171,208	60,068	60,068	204,379	204,379	230,802	230,802	666,457	666,457
Deferred tax assets (Note 16)	-	-	22,821	22,821	-	-	10,353	10,353	33,174	33,174
Receivables	5,826	5,826	142,569	142,569	10,000	10,000	230,556	230,556	388,951	388,951
Cash and cash equivalents	1,392	1,392	241,402	241,402	-	-	269,879	269,879	512,673	512,673
Payables and accruals	(122,374)	(122,374)	(225,989)	(225,989)	(472,552)	(472,552)	(412,491)	(412,491)	(1,233,406)	(1,233,406)
Borrowings	(581,400)	(581,400)	(537,100)	(537,100)	(613,050)	(613,050)	(798,170)	(798,170)	(2,529,720)	(2,529,720)

Net assets	501,373	501,373	342,767	468,303	899,500	913,498	532,979	533,246	2,276,619	2,416,420

Minority interest		-		(181,281)		(411,074)		(261,290)		(853,645)

Net assets acquired	501,373	287,022	502,424	271,956	1,562,775

Purchase consideration	1,384,803
Purchase consideration remained unsettled as of December 31, 2006 (included in provisions for other charges and liabilities (Note 18))	(400,000)
Cash and cash equivalents in subsidiaries acquired	(512,673)

Cash outflow on acquisitions	472,130

2005

There was no acquisition of subsidiary during the year ended December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

6.	Acquisitions of minority interest

Acquisition of minority interest in Shandong Aluminum

Prior to April 24, 2007, the Company held 71.43% equity interest in Shandong Aluminum, a company listed on the SSE. On April 24, 2007, the Company issued 604,800,000 A shares in exchange for the remaining 28.57% shares owned by the other shareholders of Shandong Aluminum. Upon the effective date of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The fair value of purchase consideration was determined by reference to the proportionate interest in fair value of Shandong Aluminum. The difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary amounted to approximately RMB3,058 million is deducted from equity.

Acquisition of minority interest in Hewan Power

Hewan Power was 51% owned by Lanzhou Aluminum at the time of the Group's acquisition of Lanzhou Aluminum. On November 23, 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Upon the effective date of this acquisition, Hewan Power became a wholly-owned subsidiary of the Company.

The cash paid for the acquisition was RMB497 million. The difference between the consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired amounted to approximately RMB97 million is deducted from equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

7.	Intangible assets

Computer
software and
Goodwill	Mining rights	others	Total
RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2006
Cost	406,686	433,051	-	839,737
Accumulated amortization	-	(118,258)	-	(118,258)

Net book amount	406,686	314,793	-	721,479

Year ended December 31, 2006
Opening net book amount	406,686	314,793	-	721,479
Additions	-	22,704	6,680	29,384
Reclassification	-	(10,514)	-	(10,514)
Amortization	-	(23,759)	(445)	(24,204)

Closing net book amount	406,686	303,224	6,235	716,145

As of December 31, 2006
Cost	406,686	444,423	6,680	857,789
Accumulated amortization	-	(141,199)	(445)	(141,644)

Net book amount	406,686	303,224	6,235	716,145

Year ended December 31, 2007
Opening net book amount	406,686	303,224	6,235	716,145
Acquisition of a subsidiary (Note 5)	1,924,259	-	-	1,924,259
Additions	-	29,547	42,534	72,081
Amortization	-	(24,700)	(5,421)	(30,121)

Closing net book amount	2,330,945	308,071	43,348	2,682,364

As of December 31, 2007
Cost	2,330,945	405,510	46,938	2,783,393
Accumulated amortization	-	(97,439)	(3,590)	(101,029)

Net book amount	2,330,945	308,071	43,348	2,682,364

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

7.	Intangible assets (Continued)

Impairment tests for goodwill:

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to geographical business segments. A segment level summary of the goodwill allocation is presented below:

	2007	2006
Business segment	RMB'000	RMB'000

Alumina	189,419	189,419
Primary aluminum	2,141,526	217,267

2,330,945	406,686

	2007	2006
Entity	RMB'000	RMB'000

Guangxi Branch	189,419	189,419
Qinghai Branch	217,267	217,267
Lanzhou Branch (Note 5)	1,924,259	-

2,330,945	406,686

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. The growth rate does not exceed the long-term average growth rate for the business in which the CGUs operate.

Pre-tax discount rates and growth rates used for value-in-use calculations:

	Discount rate	Growth rate
Guangxi Branch	13%	2%
Qinghai Branch	13%	2%
Lanzhou Branch	13%	2%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used are pre-tax and reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may or may not cause the carrying amounts of individual CGUs to exceed their recoverable amounts.

Based on the assessments, no goodwill was impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

8.	Property, plant and equipment

Motor
		vehicles and	Office and
	Plant and	transportation	other	Construction-
Buildings	machinery	facilities	equipment	in-progress	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2006
Cost, as previously reported	16,511,850	35,765,040	1,357,423	279,679	6,467,021	60,381,013
Acquisition of Baotou Aluminum	1,062,452	1,901,732	46,888	76,379	58,854	3,146,305

Cost, as restated	17,574,302	37,666,772	1,404,311	356,058	6,525,875	63,527,318
Accumulated depreciation and
impairment, as previously
reported	(5,161,220)	(14,595,571)	(772,854)	(145,336)	(16,876)	(20,691,857)
Acquisition of Baotou Aluminum	(239,293)	(482,185)	(18,090)	(15,476)	-	(755,044)

Accumulated depreciation and
impairment, as restated	(5,400,513)	(15,077,756)	(790,944)	(160,812)	(16,876)	(21,446,901)

Net book amount	12,173,789	22,589,016	613,367	195,246	6,508,999	42,080,417

Year ended December 31, 2006
Opening net book amount	12,173,789	22,589,016	613,367	195,246	6,508,999	42,080,417
Acquisition of subsidiaries (Note 5)	1,241,998	2,714,206	26,632	17,984	113	4,000,933
Additions	45,469	120,518	46,690	36,503	8,553,047	8,802,227
Transfers/Reclassification	1,624,055	8,343,222	545,003	109,439	(10,621,719)	-
Depreciation	(670,506)	(2,836,032)	(126,743)	(47,629)	-	(3,680,910)
Impairment loss (Note 26)	(2,281)	(14,395)	-	(248)	-	(16,924)
Disposals	(29,258)	(119,194)	(12,926)	(889)	-	(162,267)

Closing net book amount	14,383,266	30,797,341	1,092,023	310,406	4,440,440	51,023,476

As of December 31, 2006
Cost, as previously reported	19,085,794	47,903,394	2,061,490	401,977	4,428,921	73,881,576
Acquisition of Baotou Aluminum	1,130,736	2,114,170	60,023	77,931	28,395	3,411,255

Cost, as restated	20,216,530	50,017,564	2,121,513	479,908	4,457,316	77,292,831
Accumulated depreciation and
impairment, as previously
reported	(5,551,848)	(18,606,079)	(1,008,175)	(145,509)	(16,876)	(25,328,487)
Acquisition of Baotou Aluminum	(281,416)	(614,144)	(21,315)	(23,993)	-	(940,868)

Accumulated depreciation and
impairment, as restated	(5,833,264)	(19,220,223)	(1,029,490)	(169,502)	(16,876)	(26,269,355)

Net book amount	14,383,266	30,797,341	1,092,023	310,406	4,440,440	51,023,476

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

8.	Property, plant and equipment (Continued)

Motor
		vehicles and	Office and
	Plant and	transportation	other	Construction-
Buildings	machinery	facilities	equipment	in-progress	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Year ended December 31, 2007
Opening net book amount	14,383,266	30,797,341	1,092,023	310,406	4,440,440	51,023,476
Acquisition of a subsidiary (Note 5)	718,659	1,130,745	115,170	49	3,775,334	5,739,957
Additions	27,344	83,934	74,856	11,197	10,091,094	10,288,425
Transfers/Reclassification	2,264,496	3,611,585	625,346	117,552	(6,618,979)	-
Depreciation	(755,624)	(3,447,136)	(187,660)	(76,026)	-	(4,466,446)
Impairment loss (Note 26)	(63)	(9,740)	(32)	(46)	(3,368)	(13,249)
Disposals	(106,105)	(183,051)	(4,117)	(658)	-	(293,931)

Closing net book amount	16,531,973	31,983,678	1,715,586	362,474	11,684,521	62,278,232

As December 31, 2007
Cost	23,227,463	54,553,388	2,992,450	612,950	11,704,765	93,091,016
Accumulated depreciation and
impairment	(6,695,490)	(22,569,710)	(1,276,864)	(250,476)	(20,244)	(30,812,784)

Net book amount	16,531,973	31,983,678	1,715,586	362,474	11,684,521	62,278,232

Note:

Depreciation expenses of RMB314 million (2006: RMB200 million; 2005: RMB164 million) had been capitalized in inventories, RMB3,952 million (2006: RMB3,363 million; 2005: RMB2,421 million) charged to cost of goods sold, RMB4 million (2006: RMB4 million; 2005: RMB2 million) charged to selling and distribution expenses and RMB196 million (2006: RMB114 million; 2005: RMB81 million) charged to general and administrative expenses.

Interest expense of RMB358 million (2006: RMB194 million; 2005: RMB308 million) arising on borrowings for the construction of property, plant and equipment during the year were capitalized and are included in 'Additions' in property, plant and equipment. A capitalization rate of approximately 5.82% (2006: 5.15%; 2005: 5.21%) per annum was used, representing the interest rate of the loans used to finance the projects.

During 2007, impairment loss of RMB113 million (2006: RMB35 million; 2005: RMB25 million) was reversed following the disposals of related property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

9.	Land use rights

Details of land use rights are as follow:

2007	2006
RMB'000	RMB'000

Outside Hong Kong, held on:
Leases less than 10 years	42,036	66,323
Leases between 10 to 50 years	1,065,285	691,790
Leases over 50 years	184	187

1,107,505	758,300

The increase in 2007 is mainly due to acquisition of Lanzhou Aluminum and additions in a subsidiary which is under construction.

10.	Interests in jointly controlled entities/associates

(a)	Interests in jointly controlled entities

Movements in interests in jointly controlled entities are as follows:

2007	2006
RMB'000	RMB'000

Beginning of the year	575,794	184,399
Additions	63,883	402,814
Share of losses	(3,381)	(11,419)

End of the year	636,296	575,794

Jointly controlled entities of the Group, all of which are unlisted, are as follows:

Place of		Equity interest
incorporation	Registered and	held
Name	and operation	Legal status	fully paid capital	2007	2006	Principal activities

Shanxi Jinxin Aluminum Co., Ltd	PRC	Company with	RMB20,000,000	50%	50%	Production and
()		limited liability				distribution of
						primary aluminum
Guangxi Huayin Aluminum Co. Ltd.	PRC	Company with	RMB1,735,650,000	33%	33%	Production and
()		limited liability				distribution of
						alumina

All the equity interests were directly held by the Company.

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

10.	Interests in jointly controlled entities/associates (Continued)

(a)	Interests in jointly controlled entities (Continued)

The Group's share of interests in its jointly controlled entities is as follows:

2007	2006
RMB'000	RMB'000

Assets:
Non-current assets	1,796,704	607,188
Current assets	604,335	615,473

2,401,039	1,222,661

Liabilities:
Non-current liabilities	17,618	639,506
Current liabilities	1,747,125	7,361

1,764,743	646,867

Net assets	636,296	575,794

Income	23,922	14,644
Expenses	(27,303)	(26,063)

Loss after income tax	3,381	11,419

Proportionate interests in jointly controlled entities' capital commitments	907,802	1,612,295

There are no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

10.	Interests in jointly controlled entities/associates (Continued)

(b)	Interests in associates

2007	2006
RMB'000	RMB'000

Unlisted securities	75,600	75,600
Listed securities in the PRC (Notes (i) and (ii))	247,454	1,015,892
Share of post acquisition/establishment of net assets	230,866	182,215

553,920	1,273,707

Market value of listed securities	6,242,625	3,130,111

Movements in interests in associates are as follows:

2007	2006
RMB'000	RMB'000

Beginning of the year	1,273,707	886,820
Additions (Note (ii))	-	305,382
Transfer from an associate to a subsidiary (Note (i))	(933,755)	-
Share of profits	241,945	105,177
Share of equity	168	-
Dividends	(27,850)	(23,672)
Disposal of an associate	(295)	-

End of the year	553,920	1,273,707

Notes:

(i)

On April 24, 2007, the Company acquired 72% of the share capital of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007 (Note 5). As of July 1, 2007, Lanzhou Aluminum was restructured into Lanzhou Branch, Xibeilv Branch, Hewan Power and Lanzhou Aluminum Construction & Installation Co., Ltd.. The latter two entities represent subsidiaries of the Company.

(ii)	Listed securities represent investments in Jiaozuo Wanfang Aluminum Manufacturing Company Ltd. () ("Jiaozuo Wanfang"), a company with its A shares listed on the SSE in the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

10.	Interests in jointly controlled entities/associates (Continued)

(b)	Interests in associates (Continued)

Associates of the Group are as follows:

Place of		Equity interest
incorporation	Registered and	held
Name	and operation	Legal status	fully paid capital	2007	2006	Principal activities

Jiaozuo Coal Group	PRC	Company with	RMB252,000,000	30%	30%	Coal production
Xinxiang (Zhaogu)		limited liability
Energy Corporation
Co., Ltd.
(

)
Jiaozuo Wanfang	PRC	Company with	RMB480,176,083	29%	29%	Trading and
		limited liability				production of
						primary aluminum
						products
Lanzhou Aluminum	PRC	Company with	RMB542,326,578	N/A	28%	Trading and
		limited liability		(Note (i))		production of
						primary aluminum
						and aluminum-
						fabricated products
Baolv Group Jinshi	PRC	Company with	RMB5,000,000	N/A	21%*	Refinery and
Silicon Company Limited		limited liability				production of
(						silicon
)

*	The equity interest was indirectly held by the Group. This associate was disposed by the Group in 2007.

The Group's shares of interests in its associates are as follows:

2007	2006
RMB'000	RMB'000

Assets	1,282,265	2,997,120
Liabilities	728,345	1,723,413
Revenue	1,815,736	1,263,058
Profit	241,945	105,177

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

11.	Available-for-sale financial assets

2007	2006
RMB'000	RMB'000

Beginning of the year	18,182	10,200
Acquisitions of subsidiaries	5,000	7,982
Additions	2,500	-
Disposals	(56)	-
Revaluation gains	14,487	-

End of the year	40,113	18,182

Available-for-sale financial assets are investments in shares of a fellow subsidiary and other equity investments denominated in RMB. The revaluation surplus represents the investment in China Pacific Insurance (Group) Co., Ltd., a company listed on the SSE in the current year. The related investment is stated at quoted market price as of December 31, 2007.

All the other available-for-sale financial assets (2006: all available-for-sale financial assets) are unquoted equity securities in which no quoted market prices are available in the PRC. They are stated at cost as a reasonable estimate of their fair value could not be made without incurring excessive costs and they are not material to the Group's consolidated financial statements.

12.	Inventories, net

2007	2006
RMB'000	RMB'000

Raw materials	4,945,446	3,561,999
Work in progress	3,675,569	3,001,905
Finished goods	4,217,657	2,824,416
Production supplies	705,178	627,971

	13,543,850	10,016,291
Less: provision for inventory obsolescence	(69,710)	(70,488)

13,474,140	9,945,803

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

13.	Accounts receivable, net

2007	2006
RMB'000	RMB'000

Trade receivables	744,533	747,491
Less: provision for impairment	(265,488)	(282,817)

479,045	464,674

Trade receivables from related parties	249,172	238,988
Less: provision for impairment	(156,425)	(156,121)

92,747	82,867

571,792	547,541

Notes receivable	2,403,876	1,734,707

2,975,668	2,282,248

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. The terms of some of the entities within Chinalco were receivables on demand. As of December 31, 2007, the ageing analysis of accounts receivable, is as follows:

2007	2006
RMB'000	RMB'000

Within 1 year	2,923,445	2,257,643
Between 1 and 2 years	27,750	10,629
Between 2 and 3 years	7,972	15,937
Over 3 years	438,414	436,977

3,397,581	2,721,186

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the counterparty's default history. There is no history of default of these customers.

Accounts receivable that are generally less than one year past due are not considered impaired. As of December 31, 2007, accounts receivable of RMB42 million (2006: RMB49 million) of the Group were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

2007	2006
RMB'000	RMB'000

Within 1 year	29,450	33,024
Between 1 and 2 years	3,150	8,879
Between 2 and 3 years	3,879	3,969
Over 3 years	5,977	3,109

42,456	48,981

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

13.	Accounts receivable, net (Continued)

As of December 31, 2007, accounts receivable of RMB422 million (2006: RMB439 million) of the Group were substantially impaired and provided for. The individually impaired receivables mainly relate to customers, which are in unexpectedly difficult economic situations. It was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

2007	2006
RMB'000	RMB'000

Between 2 and 3 years	1,597	5,880
Over 3 years	420,820	433,462

422,417	439,342

Movements on the provision for impairment of accounts receivable are as follows:

2007	2006
RMB'000	RMB'000

As of January 1	438,938	457,789
Provision for impairment	9,454	5,357
Receivables written off during the
year as uncollectible	(12,269)	(15,963)
Unused amounts reversed	(14,210)	(2,147)
Reclassification to other current assets	-	(6,098)

As of December 31	421,913	438,938

The creation and release of provision for impaired receivables have been included in 'general and administrative expenses' in the income statement (Note 26). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

14.	Other current assets

2007	2006
RMB'000	RMB'000

Prepayments to third parties	1,411,068	1,290,695
Prepayments to related parties	50,317	15,241

Total prepayments	1,461,385	1,305,936

Advances and deposits	209,381	162,959
Value-added tax recoverables	173,711	107,454
Interest receivables	-	28,267
Dividends receivable	-	23,673
Receivables from sales of materials	82,578	72,692
Receivables from sales of water and electricity	30,802	16,331
Receivables from sales of spare parts	22,503	40,357
Deposit for investment	5,054	13,826
Others	84,193	135,281
Receivables from related parties	122,143	260,756

730,365	861,596
Less: provision for impairment	(241,924)	(255,766)

Total other receivables	488,441	605,830

Total other current assets	1,949,826	1,911,766

As of December 31, 2007, the ageing analysis of other receivables is as follows:

2007	2006
RMB'000	RMB'000

Within 1 year	399,893	396,600
Between 1 and 2 years	18,439	28,550
Between 2 and 3 years	13,937	18,241
Over 3 years	298,096	418,205

730,365	861,596

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the counterparty's default history. There is no history of default with these receivables.

Other receivables that are generally less than one year past due are not considered impaired. As of December 31, 2007, other receivables of RMB78 million (2006: RMB220 million) of the Group were past due but not impaired. These were contracts bounded by repayment terms on demand. The ageing analysis of these other receivables is as follows:

2007	2006
RMB'000	RMB'000

Within 1 year	22,772	39,878
Between 1 and 2 years	15,321	25,300
Between 2 and 3 years	5,960	5,441
Over 3 years	33,552	149,397

77,605	220,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

14.	Other current assets (Continued)

As of December 31, 2007, other receivables of RMB242 million (2006: RMB256 million) of the Group were impaired and provided for. The individually impaired receivables mainly relate to sales of materials and others, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

2007	2006
RMB'000	RMB'000

Between 2 and 3 years	3,724	3,701
Over 3 years	238,376	252,281

242,100	255,982

Movements on the provision for impairment of other receivables are as follows:

2007	2006
RMB'000	RMB'000

As of January 1	255,766	249,530
Provision for receivables impairment	1,744	9,642
Receivables written off during the
year as uncollectible	(12,926)	(2,098)
Unused amounts reversed	(2,660)	(7,406)
Reclassification from accounts receivable	-	6,098

As of December 31	241,924	255,766

The creation and release of the provision for the impaired receivables have been included in 'general and administrative expenses' in the income statement (Note 26). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

15.	Bank balances and cash

The breakdown of the bank balances and cash is as follow:

2007	2006
RMB'000	RMB'000

Cash and cash equivalents (Note (a))	7,706,842	9,983,061
Short-term cash investment (Note (b))	96,054	3,000,000
Restricted cash (Note (c))	11	-

7,802,907	12,983,061

As of December 31, 2005, all the bank balances and cash amounting to RMB7,815 million are cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

15.	Bank balances and cash (Continued)

(a)	Cash and cash equivalents

Cash and cash equivalents of the Group were denominated in the following currencies:

2007	2006
RMB'000	RMB'000

RMB denominated	7,493,693	9,518,881
USD denominated	41,074	251,940
HKD denominated	128,283	9,461
Euro Dollar denominated	32,406	3,983
AUD denominated	11,386	196,809
Swiss Francs denominated	-	1,987

7,706,842	9,983,061

(b)	Short-term cash investment

2007	2006
RMB'000	RMB'000

RMB denominated	-	3,000,000
AUD denominated	96,054	-

96,054	3,000,000

The effective interest rate on time deposit is 7.01% (2006: ranged from 2.25% to 2.52%; 2005: N/A) per annum. This time deposit has a maturity of 365 days (2006: 183 days to 365 days; 2005: N/A).

(c)	Restricted cash

A subsidiary of the Group has restricted cash amounting to RMB11,000 (2006: Nil).

2007	2006
RMB'000	RMB'000

RMB denominated	11	-

(d)	Non-cash transactions

During 2007, the principal non-cash transactions are the issuances of shares as consideration for the acquisitions disclosed in Notes 5 and 6. There was no material non-cash transaction for the years ended December 31, 2006 and 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

16.	Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

2007	2006
RMB'000	RMB'000

Deferred tax assets:
- Deferred tax asset to be recovered after more than 12 months	252,860	64,680
- Deferred tax asset to be recovered within 12 months	147,793	388,592

400,653	453,272

Deferred tax liabilities:
- Deferred tax liabilities to be settled after more than 12 months	160,183	147,144
- Deferred tax liabilities to be settled within 12 months	12,277	49,926

172,460	197,070

228,193	256,202

The gross movement on the deferred tax account is as follows:

2007	2006
RMB'000	RMB'000

Beginning of the year	256,202	243,892
Acquisition of subsidiaries (Note 5)	15,477	33,174
Credited to equity	(2,173)	-
Charged to the income statement (Note)	(41,313)	(20,864)

End of the year	228,193	256,202

Note:

The change in deferred tax charges was partially due to the release of Corporate Income Tax Law of the People's Republic of China (the "new CIT Law") (Note 27).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

16.	Deferred tax (Continued)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred tax assets:

Provision for	Impairment of
receivables	property, plant			Domestically
and	and	Accrued	Unrealized	manufactured
inventories	equipment	wages	profit	equipment	Others	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2006	55,066	43,152	242,259	10,087	-	70,319	420,883
Acquisition of subsidiaries (Note 5)	12,860	12,453	6,732	-	-	1,129	33,174
(Charged)/Credited to the income statement	(9,843)	(3,929)	26,651	21,614	-	(35,278)	(785)

As of December 31, 2006	58,083	51,676	275,642	31,701	-	36,170	453,272
Acquisition of a subsidiary (Note 5)	2,703	12,774	-	-	-	-	15,477
(Charged)/Credited to the income statement	(6,085)	(42,291)	(223,595)	(5,733)	206,651	2,957	(68,096)

As of December 31, 2007	54,701	22,159	52,047	25,968	206,651	39,127	400,653

Movement of deferred tax liabilities:

Capitalization of
borrowing costs	Others	Total
RMB'000	RMB'000	RMB'000

As of January 1, 2006	176,991	-	176,991
Charged to the income statement	20,079	-	20,079

As of December 31, 2006	197,070	-	197,070
Charged to equity	-	2,173	2,173
(Credited)/Charged to the income
statement	(49,926)	23,143	(26,783)

As of December 31, 2007	147,144	25,316	172,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

17.	Accounts payable

2007	2006
RMB'000	RMB'000

Trade payables	3,290,725	2,907,353
Trade payables to related parties	224,190	194,270

	3,514,915	3,101,623
Notes payable (Note)	96,510	128,010

3,611,425	3,229,633

As of December 31, 2007, the ageing analysis of the trade payables and notes payable is as follows:

2007	2006
RMB'000	RMB'000

Within 1 year	3,526,458	3,127,463
Between 1 and 2 years	38,566	49,295
Between 2 and 3 years	18,105	6,234
Over 3 years	28,296	46,641

3,611,425	3,229,633

Note:

Notes payable are repayable within six months (2006: six months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

18.	Provisions for other charges and liabilities

2007	2006
RMB'000	RMB'000

Construction costs payable	1,968,921	1,791,717
Sales deposits from customers	1,396,881	1,616,508
Accrued payroll and bonus	308,648	1,118,159
Staff welfare payable	52,306	318,334
Accrued contributions to retirement schemes	64,371	21,866
Taxes other than income taxes payable (Note)	240,460	476,014
Consideration payable in respect of acquisition of business	260,000	400,000
Guarantees and deposits	195,128	171,279
Others	424,880	371,643

	4,911,595	6,285,520
Amounts due to related parties	1,418,521	869,749

6,330,116	7,155,269

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, land use tax and city construction tax.

19.	Issued capital and reserves

(a)	Share capital

2007	2006
Number of shares	Share capital	Number of shares	Share capital
	RMB'000		RMB'000

As of January 1	11,649,876,153	11,649,876	11,049,876,153	11,049,876
Issuance of shares	1,874,611,739	1,874,612	600,000,000	600,000

As of December 31	13,524,487,892	13,524,488	11,649,876,153	11,649,876

As of December 31, 2007 and 2006, all issued shares are registered and fully paid, divided into 13,524,487,892 shares (2006: 11,649,876,153 shares) of RMB1.00 each, comprised 9,580,521,924 A shares and 3,943,965,968 H shares (2006: 7,705,910,185 domestic shares and 3,943,965,968 H shares).

On May 9, 2006, the Company entered into a placing agreement to place 600,000,000 new H shares, representing approximately 5.43% of the issued shares of the Company immediately before the placement, at a price at HKD7.25 per share (the "Placement"). Total proceeds from the Placement amounted to RMB4,502,492,000 and total issuance cost amounted to approximately RMB112,023,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

19.	Issued capital and reserves (Continued)

(a)	Share capital (Continued)

On April 24, 2007, the Company issued 1,236,731,739 A shares, representing approximately 10.62% of the existing issued shares of the Company immediately before the issuance, to acquire 72% of the share capital of Lanzhou Aluminum and 28.57% of the share capital of Shandong Aluminum, respectively. These A shares were then listed on the SSE on April 30, 2007.

On December 28, 2007, the Company issued 637,880,000 A shares, representing approximately 4.95% of the existing issued shares of the Company immediately before the issuance, to acquire 100% of the share capital of Baotou Aluminum.

Of the newly issued A shares, 1,430,619,989 A shares are freely tradable while the remaining A shares can only be traded after lock-up periods.

(b)	Reserves

(i)	Capital reserve

2007	2006
RMB'000	RMB'000

Capital reserve represents:
Premium on issuance of shares upon group
reorganization	2,403,804	2,403,804
Premium on subsequent issuance of shares to the public	12,324,797	7,294,597
Gain on waiver of interest	171,964	171,964
Merger reserve (Note 5)	-	512,255
Others	139,028	138,860

15,039,593	10,521,480

The capital reserve can only be used to increase share capital. The merger reserve arises from the acquisition of Baotou Aluminum before the legal issuance of shares (Note 5).

Others primarily represent contributions from Chinalco in respect of subsidies contributed by the Ministry of Finance of the PRC to Chinalco to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco in the Group, and therefore can only be used to increase Chinalco's shares in the Company in the event that there are new issuances of shares of the Group in the future.

(ii)	Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of its profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. This reserve can be used to reduce any losses incurred and to increase share capital. Statutory surplus reserve balance should not fall below 25% of the registered capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

19.	Issued capital and reserves (Continued)

(b)	Reserves (Continued)

(ii)	Statutory surplus reserve (Continued)

The Group adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of PRC on February 15, 2006 (the "new PRC GAAP") since January 1, 2007. According to the relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon first-time adoption. While the new PRC GAAP no longer permits the Group's share of surplus reserves of subsidiaries to be presented on a consolidated basis, an additional adjustment on the transfer is made in the current year.

(iii)	Statutory public welfare fund and discretionary surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 5% to 10% of its profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of its profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. Starting from January 1, 2006, the Company is prohibited from providing further appropriation out of net profit to the statutory public welfare fund pursuant to revised Company Law. The balance of the statutory public welfare fund as of January 1, 2006 was converted into the statutory surplus reserve fund.

20.	Borrowings

2007	2006
RMB'000	RMB'000

Non-current:
Long-term loans (Note (a))	12,139,260	8,806,479
Long-term bonds (Note (b))	2,029,183	-

14,168,443	8,806,479

Current:
Long-term loans (Note (a))	2,194,022	2,875,963
Short-term loans (Note (c))	3,114,640	3,647,040
Short-term bonds (Note (d))	3,051,471	4,985,111

8,360,133	11,508,114

Total	22,528,576	20,314,593

Estimated fair value of long-term loans (Note (a))	14,325,415	11,681,944
Estimated fair value of long-term bonds (Note (b))	1,842,550	N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

20.	Borrowings (Continued)

(a)	Long-term loans

2007	2006
RMB'000	RMB'000

Non-current:
Long-term loans-unsecured	11,781,754	7,401,335
Long-term loans-secured	357,506	1,405,144

12,139,260	8,806,479

Current:
Long-term loans-unsecured	2,045,938	2,578,819
Long-term loans-secured	148,084	297,144

2,194,022	2,875,963

Total	14,333,282	11,682,442

As of December 31, 2007, long-term loans of the Group amounted to RMB47 million (2006: RMB60 million) were subject to annual fixed interest rate from 0.3% to 2.3% (2006: 0.3%; 2005: 0.3% to 2.3%). The remaining long-term loans are subject to floating interest rate.

As of December 31, 2007 and 2006, long-term loans of the Group amounted to RMB506 million and RMB1,702 million were secured by certain property, plant and equipment and land use rights (See Note 33).

Certain long-term loans were guaranteed as follows:

Guaranteed by	2007	2006
	RMB'000	RMB'000

Chinalco	300,000	502,994
Shanxi Zhangze Electric Company Ltd. (Note (i))	780,000	780,000
Lanzhou Aluminum Factory () (Note (ii))	1,399,292	-
Baotou Aluminum (Group) Company
Limited ("Baotou Group") (Note (iii))	250,000	300,000

2,729,292	1,582,994

Notes:

(i)	Shanxi Zhangze Electric Company Ltd. is a minority shareholder of Shanxi Huaze Aluminum and Power Company Ltd., a subsidiary of the Company.

(ii)	Lanzhou Aluminum Factory is one of the shareholders of the Company.

(iii)	Baotou Group is one of the shareholders of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

20.	Borrowings (Continued)

(a)	Long-term loans (Continued)

The maturity of long-term loans is as follows:

Bank loans	Other loans

2007	2006	2007	2006
RMB'000	RMB'000	RMB'000	RMB'000

Within 1 year	2,169,600	2,869,818	24,422	6,145
Between 1 and 2 years	2,294,800	2,152,658	13,453	6,144
Between 2 and 5 years	4,909,900	4,486,973	40,359	18,433

Wholly repayable within 5 years	9,374,300	9,509,449	78,234	30,722
Over 5 years	4,797,500	2,086,105	83,248	56,166

14,171,800	11,595,554	161,482	86,888

The annual effective interest rates for the years ended December 31, 2007, 2006 and 2005 ranged from 0.3% to 7.11%, 0.3% to 6.84% and 0.3% to 6.12%, respectively.

As of December 31, 2007, the Group has no long-term loan denominated in Danish Krone (2006: 6,481,000, equivalent to approximately RMB8,994,000). The Group has long-term loans amounting to JPY735,895,000 (equivalent to approximately RMB47,190,000) (2006: JPY774,626,000 (equivalent to approximately RMB50,887,000)) denominated in JPY. Except for the above, all other long-term loans are denominated in RMB.

The estimated fair values of long-term loans (current portion included) are calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rates as of December 31, 2007 and 2006 were approximately 2.2% and 2.3% to 5.2%, respectively. The estimated fair value of borrowings due within 1 year approximates their carrying amounts.

(b)	Long-term bonds

In June 2007, the Company issued long-term bonds with a total face value of RMB2 billion at par (face value of RMB100 per unit) with ten-year terms for capital expenditure purposes. The fixed coupon and effective interest rates of these bonds are 4.50% and 4.64% per annum, respectively.

The estimated fair values of long-term bonds are calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rate as of December 31, 2007 was approximately 5.55%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

20.	Borrowings (Continued)

(c)	Short-term loans

2007	2006
RMB'000	RMB'000

Short-term loans-unsecured	3,094,640	2,650,340
Short-term loans-secured	20,000	996,700

3,114,640	3,647,040

The fixed effective interest rates of short-term loans for the year ended December 31, 2007 ranged from 5.22% to 6.72% (2006: 3.78% to 6.12%; 2005: 2.50% to 5.86%) per annum.

As of December 31, 2007, the Group has short-term loan denominated in USD amounting to USD11,595,000 (equivalent to RMB85,800,000) (2006: Nil).

Details of guaranteed short-term loans were as follow:

Guaranteed by	2007	2006
	RMB'000	RMB'000

Baotou Group	915,000	885,000
Fushun Aluminum Factory	-	310,000
Baiyin Colored Metal (Group) Co., Ltd.	-	168,200

As of December 31, 2007, short-term loans amounting to RMB20 million (2006: RMB997 million) of subsidiaries were secured by property, plant and equipment, land use rights and inventories (See Note 33).

(d)	Short-term bonds

In May 2006, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one year term for working capital purposes. The fixed coupon and effective interest rates of these bonds were 3.13% and 3.53% per annum, respectively. These bonds have matured and were fully redeemed in May 2007.

In December 2006, the Company issued short-term bonds with a total face value of RMB2 billion at a discount (face value RMB100 per unit) with one year term for working capital purposes. The fixed effective interest rate of these bonds was 3.44% per annum. These bonds have matured and were fully redeemed in December 2007.

In June 2007, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one year term for working capital purposes. The fixed coupon and effective interest rates of these bonds were 3.55% and 3.95% per annum, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

21.	Turnover, other gains and segment information

The Group is principally engaged in the production and sales of alumina and primary aluminum in the PRC. Revenues recognized during the year are as follows:

2007	2006	2005
RMB'000	RMB'000	RMB'000

Sales
Sales of goods, net of value-added tax	74,896,096	63,773,673	39,817,228
Sales of scrap and other materials	470,068	439,590	369,942
Supply of electricity, heat, gas and water	475,767	366,132	298,756
Rendering of services (Note (a))	198,992	138,401	114,211
Others	139,525	108,819	71,708

Total sales	76,180,448	64,826,615	40,671,845

Expenses related to sales of goods	(55,895,038)	(42,878,278)	(27,038,475)
Expenses related to other revenues (Note (b))	(1,302,471)	(1,052,421)	(838,254)

Total cost of goods sold	(57,197,509)	(43,930,699)	(27,876,729)

18,982,939	20,895,916	12,795,116

Other gains
Interest waived	-	-	14,711
Government subsidies	23,461	59,832	5,836
Realized and unrealized gain on future contracts, net	106,716	86,633	5,760
Excess of interest in the net fair value of net assets
acquired over cost arising from acquisitions of
- subsidiaries	-	177,972	-
- an associate	-	57,928	-
Gain on financial assets at fair value through profit or loss	-	-	5,582
Others	580	(104)	270

130,757	382,261	32,159

Sales and gains, net	19,113,696	21,278,177	12,827,275

Notes:

(a)	Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

(b)	Expenses related to other revenues mainly include the cost of scrap and other materials sold, costs incurred in the supply of electricity, heat, gas and water and costs of services rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

21.	Turnover, other gains and segment information (Continued)

Primary reporting format - business segments

The Group is primarily organized in the PRC into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business are grouped under corporate and other services segment.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditures comprise additions to intangible assets and property, plant and equipment, including those arising from business combinations.

Year ended December 31, 2007

		Corporate	Inter-
	Primary	and other	segment
Alumina	aluminum	services	elimination	Unallocated	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	20,818,404	53,706,729	1,655,315	-	-	76,180,448
Inter-segment sales	14,311,492	-	-	(14,311,492)	-	-

35,129,896	53,706,729	1,655,315	(14,311,492)	-	76,180,448

Segment results	8,165,970	7,421,662	(77,011)	433,821	(1,035,196)	14,909,246

Finance costs, net						(738,456)
Share of losses of
jointly controlled
entities	-	(3,381)	-	-	-	(3,381)
Share of profits of
associates	-	241,945	-	-	-	241,945

Profit before income
tax expense	14,409,354
Income tax expense	(2,780,430)

Profit for the year	11,628,924

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

21.	Turnover, other gains and segment information (Continued)

Primary reporting format - business segments (Continued)

Other segment items included in the income statement are as follows:

Year ended December 31, 2007

		Corporate	Inter-
	Primary	and other	segment
Alumina	aluminum	services	elimination	Unallocated	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Depreciation and
amortization	2,105,124	1,924,233	96,998	-	55,625	4,181,980
Impairment loss on
property, plant
and equipment	-	9,880	3,369	-	-	13,249
Loss on disposal of
property, plant
and equipment	62,881	35,571	62,491	-	-	160,943
Provision
for/(Reversal of)
inventory
obsolescence	3,627	14,077	(12,314)	-	-	5,390
Provision
for/(Reversal of)
impairment on
receivables	1,279	(3,710)	(3,241)	-	-	(5,672)

The segment assets and liabilities as of December 31, 2007 for the year then ended are as follows:

Other assets	38,120,428	42,983,228	9,361,595	(2,420,536)	88,044,715
Jointly controlled entities	-	636,296	-	-	636,296
Associates	-	553,920	-	-	553,920
Unallocated assets					5,103,431

Total assets					94,338,362

Liabilities	3,976,010	5,456,938	3,707,971	(2,420,536)	10,720,383
Unallocated liabilities					22,601,210

Total liabilities					33,321,593

Capital expenditure	4,634,932	12,507,291	493,746	-	17,635,969
Unallocated capital
expenditure					497,954

Total capital expenditure	18,133,923

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

21.	Turnover, other gains and segment information (Continued)

Primary reporting format - business segments (Continued)

Year ended December 31, 2006

		Corporate	Inter-
	Primary	and other	segment
Alumina	aluminum	services	elimination	Unallocated	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	25,602,102	38,393,737	830,776	-	-	64,826,615
Inter-segment sales	12,666,691	-	-	(12,666,691)	-	-

38,268,793	38,393,737	830,776	(12,666,691)	-	64,826,615

Segment results	13,858,508	5,001,310	(59,443)	(272,974)	(859,680)	17,667,721

Finance costs, net						(637,236)
Share of losses of jointly
controlled entities	-	(11,419)	-	-	-	(11,419)
Share of profits
of associates	-	105,177	-	-	-	105,177

Profit before income
tax expense	17,124,243
Income tax expense	(4,410,674)

Profit for the year	12,713,569

Other segment items included in the income statement are as follows:

Depreciation and
amortization	1,997,877	1,366,969	35,050	-	105,151	3,505,047
Impairment loss on
property, plant
and equipment	6,385	10,539	-	-	-	16,924
Loss on disposal of
property, plant and
equipment	58,059	31,607	1,064	-	-	90,730
Provision for inventory
obsolescence	22,417	11,397	558	-	-	34,372
Provision for impairment
on receivables	2,779	1,448	1,219	-	-	5,446

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

21.	Turnover, other gains and segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities as of December 31, 2006 for the year then ended are as follows:

Year ended December 31, 2006

		Corporate	Inter-
	Primary	and other	segment
Alumina	aluminum	services	elimination	Unallocated	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other assets	31,972,013	39,613,747	6,424,885	(1,028,076)	76,982,569
Jointly controlled entities	-	575,794	-	-	575,794
Associates	-	1,273,707	-	-	1,273,707
Unallocated assets					3,109,684

Total assets	81,941,754

Liabilities	3,314,504	5,495,350	1,727,711	(1,028,076)	9,509,489
Unallocated liabilities					23,165,703

Total liabilities					32,675,192

Capital expenditure	3,462,875	8,567,329	120,286	-	12,150,490
Unallocated capital
expenditure					682,054

Total capital expenditure	12,832,544

Year ended December 31, 2005

		Corporate	Inter-
	Primary	and other	segment
Alumina	aluminum	services	elimination	Unallocated	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	22,504,417	17,965,807	201,621	-	-	40,671,845
Inter-segment sales	6,181,442	-	-	(6,181,442)	-	-

28,685,859	17,965,807	201,621	(6,181,442)	-	40,671,845

Segment results	10,283,932	462,212	(102,806)	(107,968)	(321,915)	10,213,455

Finance costs, net						(358,170)
Share of profits of jointly
controlled entities	-	372	-	-	-	372
Share of profits
of associates	-	25,201	-	-	-	25,201

Profit before income
tax expense	9,880,858
Income tax expense	(2,510,051)

Profit for the year	7,370,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

21.	Turnover, other gains and segment information (Continued)

Primary reporting format - business segments (Continued)

Other segment items included in the income statement are as follows:

Year ended December 31, 2005

		Corporate	Inter-
	Primary	and other	segment
Alumina	aluminum	services	elimination	Unallocated	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Depreciation and
amortization	1,622,629	850,810	39,253	-	27,222	2,539,914
Impairment loss on property,
plant and equipment	4,225	-	-	-	-	4,225
Loss on disposal
of property, plant
and equipment	48,628	11,400	2,103	-	725	62,856
Provision for inventory
obsolescence	11,337	1,847	-	-	-	13,184
Provision for impairment
on receivables	19,566	6,170	635	-	-	26,371

The segment assets and liabilities as of December 31, 2005 for the year then ended are as follows:

Other assets	39,085,289	20,161,959	1,051,735	(679,282)	59,619,701
Jointly controlled entities	-	184,399	-	-	184,399
Associates	-	886,820	-	-	886,820
Unallocated assets					1,897,919

Total assets					62,588,839

Liabilities	2,421,192	2,010,421	1,231,351	(679,282)	4,983,682
Unallocated liabilities					22,161,861

Total liabilities					27,145,543

Capital expenditure	5,312,913	3,620,966	124,811	-	9,058,690
Unallocated capital
expenditure					129,623

Total capital expenditure	9,188,313

Secondary reporting format - geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

22.	Selling and distribution expenses

2007	2006	2005
RMB'000	RMB'000	RMB'000

Transportation and loading	757,343	620,887	449,284
Packaging expenses	184,751	183,871	157,570
Port expenses	53,770	50,276	36,648
Salaries and welfare expenses	31,509	29,871	31,445
Sales commissions and other handling fee	22,956	18,881	24,160
Marketing and advertising	11,643	39,073	33,783
Depreciation - non-production property, plant and equipment	3,829	4,242	2,473
Others	121,173	80,774	50,279

1,186,974	1,027,875	785,642

23.	General and administrative expenses

2007	2006	2005
RMB'000	RMB'000	RMB'000

Salaries and welfare expenses	505,172	679,142	540,481
Taxes other than income taxes (Note)	708,630	631,094	406,142
Depreciation - non-production property, plant and equipment	196,042	113,518	80,389
Amortization - land use rights	42,435	35,298	10,671
Traveling and entertainment	156,296	161,309	90,956
Utilities and office supplies	88,368	64,439	50,314
Pollutants discharge fees	32,155	86,955	61,233
Repairs and maintenance	83,707	58,728	28,532
Insurance	57,593	54,617	47,384
Rental expenses
-Head office	55,120	57,045	45,217
-Other branches and subsidiaries	63,869	38,670	23,560
Pre-operation expenses	-	7,934	42,379
Legal and professional fees	91,158	75,438	46,178
Auditors' remuneration	45,634	35,640	24,929
Loss on disposal of property, plant and equipment	160,943	90,730	62,856
Others	502,372	275,635	152,348

2,789,494	2,466,192	1,713,569

Note:

Taxes other than income taxes mainly comprise land use tax, property tax and stamp duty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

24.	Staff costs

2007	2006	2005
RMB'000	RMB'000	RMB'000

Wages, salaries and bonus	2,619,407	2,899,460	2,449,806
Housing fund	268,765	223,389	168,478
Contributions to retirement schemes (Note (a))	536,654	456,879	407,512
Welfare and other expenses (Note (b))	739,046	675,345	566,060

4,163,872	4,255,073	3,591,856

Note:

(a)

The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group is required to make monthly defined contributions to these plans at rates of 20% (2006: 15% to 20% and 2005: 15% to 25%) of the employees' basic wages / salaries for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred. The assets of these schemes, which are operated by the respective governments, are held separately from the Group.

(b)	Welfare and other expenses include welfare, staff committee expenses, education expenses and unemployment insurance expenses, etc.

Staff costs include remuneration payables to Directors, Supervisors and senior management as set out in Note 25.

25.	Directors', Supervisors and senior management's remuneration

(a)	Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payables to Directors and Supervisors of the Company during the year are as follows:

2007	2006	2005
RMB'000	RMB'000	RMB'000

Fees	970	1,098	1,097
Basic salaries, housing allowances,
other allowances and benefits in kind	2,972	3,107	2,956
Discretionary bonus	1,827	2,016	2,265
Contributions to the retirement scheme	114	106	80

5,883	6,327	6,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

25.	Directors', Supervisors and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of each Director and Supervisor for the year ended December 31, 2007 is set out below:

Employer's
contribution to
Name of Director			Discretionary	retirement
and Supervisor	Fees	Salary	bonus	schemes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Director:
Xiao Yaqing	-	743	577	21	1,341
Wang Dianzuo
(Resigned on May 18, 2007)	91	-	-	-	91
Kang Yi	233	-	-	-	233
Luo Jianchuan	-	622	480	21	1,123
Chen Jihua	-	500	261	21	782
Joseph C. Muscari
(Resigned on May 18, 2007)	58	-	-	-	58
Shi Chungui	150	-	-	-	150
Helmut Wieser (Appointed on
May 18, 2007 and resigned
on September 17, 2007)	51	-	-	-	51
Zhang Zhuoyuan
(Appointed on May 18, 2007)	158	-	-	-	158
Liu Xiangmin
(Appointed on May 18, 2007)	-	500	261	21	782
Poon Yiu Kin, Samuel	229	-	-	-	229
Zhang Chengzhong
(Resigned on May 18, 2007)	-	208	109	9	326

970	2,573	1,688	93	5,324

Supervisor:

Yuan Li	-	399	139	21	559
Ao Hong	-	-	-	-	-
Zhang Zhankui	-	-	-	-	-

-	399	139	21	559

Total	970	2,972	1,827	114	5,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

25.	Directors', Supervisors and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of each Director and Supervisor for the year ended December 31, 2006 is set out below:

Employer's
contribution to
Name of Director			Discretionary	retirement
and Supervisor	Fees	Salary	bonus	schemes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Director:
Xiao Yaqing	-	754	622	19	1,395
Xiong Weiping
(Resigned on August 23, 2006)	-	423	346	12	781
Wang Dianzuo	266	-	-	-	266
Kang Yi	266	-	-	-	266
Luo Jianchuan	-	555	351	19	925
Chen Jihua	-	506	282	19	807
Joseph C. Muscari	150	-	-	-	150
Shi Chungui	150	-	-	-	150
Poon Yiu Kin, Samuel	266	-	-	-	266
Zhang Chengzhong
(Appointed on
October 13, 2006)	-	506	282	19	807

1,098	2,744	1,883	88	5,813

Supervisor:

Luo Tao
(Resigned on August 23, 2006)	-	-	-	-	-
Ao Hong
(Appointed on October 13, 2006)	-	-	-	-	-
Yuan Li	-	-	-	-	-
Ou Xiaowu
(Resigned on August 23, 2006)	-	267	133	13	413
Zhang Zhankui
(Appointed on October 13, 2006)	-	96	-	5	101

-	363	133	18	514

Total	1,098	3,107	2,016	106	6,327

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

25.	Directors', Supervisors and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of each Director and Supervisor for the year ended December 31, 2005 is set out below:

Employer's
contribution to
Name of Director			Discretionary	retirement
and Supervisor	Fees	Salary	bonus	schemes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Director:
Xiao Yaqing	-	762	594	20	1,376
Xiong Weiping	-	640	495	20	1,155
Wang Dianzuo	276	-	-	-	276
Chiu Chi Cheong, Clifton
(Resigned on October 14, 2005)	212	-	-	-	212
Chen Xiaozhou
(Resigned on March 27, 2005)	38	-	-	-	38
Kang Yi	276	-	-	-	276
Luo Jianchuan	-	566	335	20	921
Chen Jihua	-	508	269	20	797
Joseph C. Muscari	150	-	-	-	150
Shi Chungui
(Appointed on June 9, 2005)	88	-	-	-	88
Poon Yiu Kin, Samuel
(Appointed on October 14, 2005)	57	-	-	-	57

1,097	2,476	1,693	80	5,346

Supervisor:

Luo Tao	-	160	190	-	350
Yuan Li	-	160	191	-	351
Ou Xiaowu	-	160	191	-	351

-	480	572	-	1,052

Total	1,097	2,956	2,265	80	6,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

25.	Directors', Supervisors and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of the Directors and Supervisors fell within the following bands:

Number of individuals

2007	2006	2005
RMB'000	RMB'000	RMB'000

RMBNil to RMB1,000,000	13	14	12
RMB1,000,001 - RMB1,500,000	2	1	2

During the year, no option was granted to the Directors or the Supervisors (2006 and 2005: Nil).

During the year, no emolument was paid to the Directors or the Supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2006 and 2005: Nil).

No Directors or Supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

The five individuals whose remuneration were the highest in the Group for the year include 4 (2006: 4; 2005: 3) Directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining 1 (2006: 1; 2005: 2) individual during the year, are as follows:

2007	2006	2005
RMB'000	RMB'000	RMB'000

Basic salaries, housing allowances,
other allowances and benefits in kind	500	506	1,046
Discretionary bonus	261	282	538
Contributions to the retirement scheme	21	19	29

782	807	1,613

26.	Expenses charged to the income statement

2007	2006	2005
RMB'000	RMB'000	RMB'000

Amortization of land use rights	42,435	35,298	10,671
Loss on disposal of property, plant and equipment	160,943	90,730	62,856
Impairment loss on property, plant and equipment (Note 8)	13,249	16,924	4,225
Operating lease rentals in respect of land and buildings	597,069	358,492	253,396
Provision for inventory obsolescence	5,390	34,372	13,184
(Reversal of)/Provision for impairment on receivables
(Notes 13 and 14)	(5,672)	5,446	26,371
Bad debts recovery	(3,854)	(2,227)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

27.	Income tax expense

2007	2006	2005
RMB'000	RMB'000	RMB'000

Current taxation:
PRC enterprise income tax	2,793,187	4,389,810	2,604,691
Over-provision in prior years	(54,070)	-	-
Deferred tax (Note 16)	41,313	20,864	(94,640)

2,780,430	4,410,674	2,510,051

The current PRC enterprise income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the year. Certain branches and subsidiaries of the Group located in special regions of the PRC were granted tax concessions including paying preferential tax rate of 15% for a period of 10 years, exempting from PRC income tax for the first 5 years and a 50% reduction thereafter, exempting from income tax for the first year and a 50% reduction thereafter, etc. In addition, the Group also enjoyed incentive in the form of tax credit given by the relevant tax authorities in respect of domestically manufactured production equipment purchased.

On March 16, 2007, the National People's Congress approved the new CIT Law, which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the existing applicable tax rate of 33%. For those branches and subsidiaries of the Company which are applying 15% tax rate, the tax rate will gradually increase to 25% while those entities located at western region continue to enjoy tax rate of 15% without any upward adjustment before 2011 when such tax rate will change to 25% by then.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

27.	Income tax expense (Continued)

The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

2007	2006	2005
RMB'000	RMB'000	RMB'000

Profit before income tax	14,409,354	17,124,243	9,880,858

Tax calculated at a tax rate of 33%	4,755,087	5,651,000	3,260,683
Impact on deferred tax due to new CIT Law	(1,866)	-	-
Tax losses for which no deferred tax assets was recognized	23,703	5,369	5,493
Income not subject to tax	(316,659)	(219,189)	(60,574)
Expenses not deductible for tax purposes	260,162	245,414	72,975
Utilization of prior years' unrecognized tax losses	(454)	(30,109)	(12,307)
Differential tax rates on the profit of certain branches and subsidiaries	(1,079,210)	(1,155,751)	(681,180)
Tax credit for capital expenditure (Note)	(805,564)	(68,469)	(73,888)
Over-provision in prior years	(54,070)	-	-
Others	(699)	(17,591)	(1,151)

Tax charge	2,780,430	4,410,674	2,510,051

Weighted average effective tax rate	19.30%	25.76%	25.40%

Note:

This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of acquisition of domestically manufactured production equipment.

Share of associates' income tax expense for the year amounted RMB109 million (2006: RMB28 million; 2005: RMB4 million), were included in the consolidated income statement as share of profits of associates.

The jointly controlled entities did not incur any income tax expense for the year (2006 and 2005: Nil).

The decrease of the weighted average effective tax rate from 2006 to 2007 is mainly attributable to the enterprise income tax credit obtained from the purchase of domestically manufactured production equipment and the preferential income tax rate of 15% enjoyed from the acquisitions of Zunyi Aluminum and Lanzhou Aluminum, which are located in the western region of the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

28.	Earnings per share

The calculation of basic earnings per share was based on the consolidated profit attributable to equity holders of the Company for the year ended December 31, 2007 of RMB10,245 million (2006: RMB11,842 million; 2005: RMB7,072 million) and the weighted average number of 12,510,719,765 shares (2006: 11,439,465,194 shares; 2005: 11,049,876,153 shares) in issue during the year.

As there are no dilutive securities, there was no difference between basic and diluted earnings per share.

29.	Dividends

A 2006 final dividend of RMB0.115 (2005: RMB0.214) per ordinary share, totaling approximately RMB1,482 million (2005: RMB2,365 million) was declared and approved in the shareholders' meetings. The 2006 and 2005 final dividends were fully paid before July 30, 2007 and May 31, 2006, respectively.

A 2007 interim dividend of RMB0.137 (2006 interim: RMB0.188) per ordinary share, totaling approximately RMB1,765 million (2006: RMB2,190 million) and a 2006 special dividend of RMB0.013 per ordinary share totaling approximately RMB168 million was declared and approved by the shareholders on October 12, 2007. As of December 31, 2007, RMB1,912 million has been paid.

On March 17, 2008, the Board of Directors proposed a cash dividend of RMB0.053 per ordinary share, totaling approximately RMB717 million. This proposal was approved by the shareholders at the annual general meeting on May 9, 2008. These financial statements do not reflect these dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings for the year ending December 31, 2008.

30.	Litigation and contingent liabilities

As of December 31, 2007, Fushun Aluminum, a subsidiary of the Company was named in the claims by various banks for its joint and several liabilities amounting to approximately RMB681 million (2006: RMB971 million) for the repayments of loans due from a third party. Fushun Aluminum was acquired by the Company from the third party in 2006.

The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is necessary as of December 31, 2007 (2006: Nil).

31.	Commitments

(a)	Capital commitments for property, plant and equipment

2007	2006
RMB'000	RMB'000

Contracted but not provided for	8,698,081	2,183,520
Authorized but not contracted for	18,656,691	6,033,229

27,354,772	8,216,749

(b)	Commitments for capital contribution

On December 31, 2007, the Company had commitment in respect of the injection of additional capital into Chalco Zunyi Alumina Co., Ltd., a subsidiary of the Company, of approximately RMB550 million (2006: RMB750 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

31.	Commitments (Continued)

(c)	Commitments under operating leases

As of December 31, 2007 and 2006, the Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

2007	2006
RMB'000	RMB'000

Not later than one year	686,921	322,949
Later than one year and not later than five years	2,747,684	1,291,796
Later than five years	23,713,941	11,148,965

27,148,546	12,763,710

32.	Related party balances and transactions

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

Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities are conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco and its subsidiaries (collectively "Chinalco Group"), its associates and jointly controlled entities in the ordinary course of business.

For the purpose of the related party balances and transactions disclosure, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

Chinalco does not publish financial statements for public use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

32.	Related party balances and transactions (Continued)

(a)	Related party balances with Chinalco Group

(i)	Due from Chinalco Group

Amounts due from Chinalco Group are as follows:
2007	2006
RMB'000	RMB'000

Trade receivables	248,410	225,189
Prepayments and other receivables	137,164	244,074

	385,574	469,263
Less: provision for impairment	(203,723)	(202,477)

181,851	266,786

Receivables from Chinalco Group are unsecured, non-interest bearing and receivable on demand.

(ii)	Due to Chinalco Group

Amounts due to Chinalco Group are as follows:

2007	2006
RMB'000	RMB'000

Trade payables	220,146	194,270
Other payables	1,396,213	843,383

1,616,359	1,037,653

Payables to Chinalco Group are unsecured, non-interest bearing and repayable on demand.

(b)	Other related party balances

(i)	Due from other related parties

Amounts due from other related parties are as follows:
2007	2006
RMB'000	RMB'000

Jointly controlled entities	17,631	14,631
Associates	100	13,799
Others	18,327	17,292

	36,058	45,722
Less: provision for impairment	(16,954)	(17,305)

19,104	28,417

Amounts due from the parties above are unsecured, non-interest bearing and receivable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

32.	Related party balances and transactions (Continued)

(b)	Other related party balances (Continued)

(ii)	Due to other related parties

Amounts due to other related parties were as follows:

2007	2006
RMB'000	RMB'000

Jointly controlled entities	366	1,155
Associates	12,020	25,211
Others	13,966	-

26,352	26,366

Amounts due to the parties above are unsecured, non-interest bearing and repayable on demand.

(c)	Related party balances with other state-owned enterprises

Included in the balance sheets, were balances with other state-owned enterprises as follows:

2007	2006
RMB'000	RMB'000

Current assets
Accounts receivables, net	85,004	76,130
Other receivables and assets, net	289,226	158,088
Bank balances	7,460,227	12,983,061

Non-current liabilities
Long-term bank loans	12,002,200	8,725,736

Current liabilities
Accounts payable and other liabilities	1,080,545	1,201,115
Short-term loans	3,114,640	3,647,040
Current portion of long-term bank loans	2,169,600	2,839,817
Short-term bonds	3,051,471	4,985,111

Except for bank balances, loans and bonds stated above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year. All the accounts receivables and other receivable and assets are unsecured, non-interest bearing as of 31 December 2007 and 2006.

Terms of the bank balances, long-term loans, short-term bonds and short-term loans are described in Notes 15 and 20, respectively.

For the year ended December 31 2007, the interest rates of long-term loans, short-term bonds and short-term loans from other state-owned enterprises are from 3.6% to 7.05%, 3.55% and from 5.22% to 7.24% (2006: 0.3% to 6.84%, from nil to 3.13% and from 4.86% to 6.12%; 2005: 3.60% to 6.12%, nil and from 2.50% to 5.86%) per annum respectively.

For the year ended December 31, 2007, loans amounting to RMB780 million (2006: RMB1,258 million) were guaranteed by other state-owned enterprises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

32.	Related party balances and transactions (Continued)

(d)	Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the year were as follows:

Note	2007	2006	2005
	RMB'000	RMB'000	RMB'000

Sales of materials and finished goods to:	(I)
Chinalco Group		5,718,720	4,016,447	2,103,161
Jointly controlled entity		16,882	11,109	45,480
Associates		2,167,047	1,342,997	570,703
Others		207,156	14,405	11,847

		8,109,805	5,384,958	2,731,191
Provision of utility services to:	(II)
Chinalco Group		433,503	298,235	310,438
Others		3,659	24	-

		437,162	298,259	310,438

Provision of engineering, construction and
supervisory services by Chinalco Group	(III)	2,875,780	1,453,848	2,262,533

Purchases of key and auxiliary materials from:	(IV)
Chinalco Group		5,304,035	2,564,385	585,711
Associates		243,524	585,835	262,175
Others		78,600	48,004	182,199

		5,626,159	3,198,224	1,030,086

Provision of social services and
logistics services by Chinalco Group	(V)	921,321	1,082,906	973,843

Land and building rental charged
by Chinalco Group	(VI)	680,049	317,480	269,192

Headquarters' office rental
charged by Chinalco Group	(VI)	47,720	50,660	44,575

Notes:

(I)

Materials and finished goods sold to Chinalco Group during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are covered by a general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

(i)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii)	If there is no State-prescribed price then adoption of State-guidance price;

(iii)	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II)	Utility services, including electricity, gas, heat and water, are supplied at the prices as set out in (I)(i) above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

32.	Related party balances and transactions (Continued)

(d)	Related party transactions with Chinalco Group and other related parties

Notes (Continued):

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

(IV)

Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco Group are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (I) above.

(V)

Social services and logistics services were provided by Chinalco Group and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco Group. The pricing policy is the same as that set out in (I) above.

(VI)

Rental fee is payable to Chinalco Group for use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group.

(VII)	As of December 31, 2007, there existed the following arrangements entered into between the Group and Chinalco, fellow subsidiaries and other related parties:

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

(ii)	Guarantees granted by Chinalco to banks for the loans of the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

32.	Related party balances and transactions (Continued)

(e)	Related party transactions with other state-owned enterprises

2007	2006	2005
RMB'000	RMB'000	RMB'000

Purchases of electricity	12,631,765	9,108,860	6,324,474
Sales of goods	13,185,802	16,701,695	15,851,012
Purchases of raw materials	6,624,388	4,592,659	3,245,313
Purchase of property, plant and equipment
(including construction services and materials)	885,063	1,244,505	1,676,153
Drawdown of long-term loans	5,342,842	635,300	4,325,235
Drawdown of short-term loans	-	3,178,369	4,047,184
Interest income received	184,679	185,705	91,703
Issuance of short-term bonds	2,988,000	3,014,271	1,970,840
Interest expense paid	1,233,058	961,844	799,371

Related party transactions with other state-owned enterprises were conducted in the normal course of business.

(f)	Key management compensation

2007	2006	2005
RMB'000	RMB'000	RMB'000

Basic salaries, housing allowances,
other allowances and benefits in kind	3,413	3,789	4,023
Contributions to retirement scheme	123	126	116
Discretionary bonus	2,123	2,493	2,511

5,659	6,408	6,650

33.	Pledge of Assets

As mentioned in Note 20, various assets were pledged as collateral against certain loans. A summary of the pledged assets is as follows:

2007	2006
RMB'000	RMB'000

Property, plant and equipment	706,354	3,180,730
Land use rights	49,481	248,528
Inventories	-	384,000

755,835	3,813,258

34.	Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

35.	Events occurring after the balance sheet date

(a)	In February 2008, the Company issues short-term bonds of RMB2 billion (face value of RMB100 each) at par. Such bonds carry coupon annual interest rate of 4.99%.

(b)

In early 2008, certain divisions of the Company located in Guizhou and Guangxi were temporarily suspended in operations due to impacts from severe weather conditions, and caused impact on part of the Company's production on the primary aluminum. As of the date of this report, the Company received compensation of RMB60 million from insurance company, and the divisions mentioned above are returning to production gradually.

(c)

In February 2008, the Company entered into a capital inject agreement with Shandong Jiangquan Shiye Co., Ltd. and Linxi Jiangtai Aluminum Co., Ltd. agreeing a further capital injection into Huayu Aluminum of RMB824 million (amongst which the Company is required to inject RMB453 million). No change in the shareholding of 55% on this subsidiary upon the completion of such injection.

(d)

On March 17, 2008, the Board of the Company passed the proposal of acquiring certain respective equity interests in Lanzhou Liancheng Longxing Aluminum Company Limited ("Liancheng Longxing") and five aluminum fabrication enterprises. The Company will acquire 100% equity interest in Liancheng Longxing, 56.86% equity interest in Huaxi Aluminum Company Limited, 75% equity interest in Chinalco Ruimin Company Limited, 100% equity interest in Chinalco Southwest Aluminum Cold Rolling Company Limited, 60% equity interest in Chinalco Southwest Aluminum Company Limited and 84.02% equity interest in Chinalco Henan Aluminum Company Limited from Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. at a total cash consideration of RMB4,175 million. Such acquisitions were effective by May 2008. Disclosures on statements of the adjustments to consolidated reserves are omitted as a result of impracticability provided a short timeframe between the effective date of acquisitions and the date of these financial statements being authorized for issue.

(e)	In June 2008, the Company issues medium-term bonds with maturity of 3 years of RMB5 billion (face value of RMB100 each) at par. Such bonds carry annual coupon interest rate of 5.30%.

36.	Reclassification of comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP

The consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") which are the accounting principles generally accepted in Hong Kong and may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by US GAAP.

In preparing the summary of differences between HKFRS and US GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

Effect on net income as a result of significant differences between HKFRS and US GAAP is as follows:

Note	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	USD'000

Net income under HKFRS		7,370,807	12,713,569	11,628,924	1,594,183
US GAAP adjustments:
Depreciation of revalued property,
plant and equipment	(a)	269,999	269,999	269,999	37,014
Unrecognized excess of interest in the net
fair value of net assets acquired over cost	(c)	-	(224,950)	21,921	3,005
Amortization of revalued mining rights	(d)	9,307	9,307	9,307	1,276
Acquisition of Baotou Aluminum	(g)	(49,568)	(97,005)	(507,840)	(69,619)
Minority interest	(h)	(298,817)	(871,888)	(1,384,379)	(189,781)
Income tax effect of US GAAP adjustments	(i)	(72,561)	(72,561)	(138,304)	(18,960)

Net income under US GAAP	7,229,167	11,726,471	9,899,628	1,357,118

Effect on equity as a result of significant differences between HKFRS and US GAAP is as follows:

Note	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	USD'000

Equity under HKFRS		35,443,296	49,266,562	61,016,769	8,364,649
US GAAP adjustments:
Revaluation of property, plant and equipment,
net of related depreciation	(a)	(2,591,718)	(2,321,719)	(2,051,720)	(281,266)
Amortization of goodwill	(b)	73,944	73,944	73,944	10,137
Unrecognized excess of interest in the net
fair value of net assets acquired over cost	(c)	-	(224,950)	(203,029)	(27,833)
Revaluation of mining rights,
net of related amortization	(d)	(243,114)	(233,807)	(224,500)	(30,776)
Fair value of consideration on acquisitions	(e)	-	-	(789,739)	(108,264)
Acquisition of minority interest	(f)	-	-	1,955,426	268,065
Acquisition of Baotou Aluminum	(g)	(502,901)	(571,010)	11,116,351	1,523,915
Minority interest	(h)	(2,295,956)	(4,470,819)	(3,072,622)	(421,219)
Income tax effect of US GAAP adjustments	(i)	837,444	764,881	626,576	85,896

Equity under US GAAP	30,720,995	42,283,082	68,447,456	9,383,304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes:

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under US GAAP, a new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing also under HKFRS. Except for the differences recognized in prior years, there is no difference between HKFRS and US GAAP in relation to amortization of goodwill.

(c)	Unrecognized excess of interest in the fair value of net assets acquired over cost

Excess of interest in the fair value of net assets acquired over cost arises from business combinations or acquisitions. Where there is such an excess, the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Under HKFRS, any excess remaining after reassessment is recognized immediately in the income statement. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, a new cost basis was not established for the Group as the transfer was a transaction under common control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(e)	Fair value of consideration on acquisitions

In November 2006, the Company entered into agreements with other shareholders of Lanzhou Aluminum to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of their A shares. The Company's A shares were then listed on the SSE on April 30, 2007. Under HKFRS, the fair value of the acquisition was measured on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the amount of goodwill and the related adjustment to equity (see (f) below) are different between HKFRS and US GAAP.

(f)	Acquisition of minority interest

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Hewan Power in 2007. In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisitions above do not qualify as business combinations and any difference between the consideration paid and the proportionate shares of the book value of net assets acquired are accounted for in equity. Under US GAAP, acquisitions of minority interests are accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income between HKFRS and US GAAP are different.

(g)	Acquisition of Baotou Aluminum

In July 2007, the Company entered into agreements with Baotou Aluminum to acquire all the share capital from their shareholders. On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum through the issuance of their A shares. Under HKFRS, the transaction is considered a common control transaction as the Company and Baotou Aluminum are under de facto and actual control of Chinalco, respectively, and therefore, merger accounting is used to account for this transaction. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Therefore, under US GAAP, this is not a common control transaction and is accounted for under the purchase method, with the fair value of the consideration measured on over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(h)	Minority interest

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net income. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(i)	Income tax effect of US GAAP adjustments

Under US GAAP, deferred tax relating to the reversal of the property, plant and equipment revaluation, mining rights and the effect of unrecognized excess of interest in the fair value of net assets acquired over cost are recognized.

(j)	Other disclosure: effects of tax holiday

Five branches of the Company located in the western region of China were granted tax concessions to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the five branches in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng [2003] No. 35), starting from the commencement of its business, the subsidiary is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, a subsidiary was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

A subsidiary is granted a tax concession and is taxed at a rate of 15% from January 1, 2006 for a 5-year period to December 31, 2010.

The aggregate amount and effect on earnings per share of the tax holiday under US GAAP are as follows:

2005	2006	2007	2007
RMB'000	RMB'000	RMB'000	RMB'000

The aggregate dollar effect of tax holiday	606,478	1,032,399	954,681	130,875
Effect on earnings per share - basic	RMB0.05	RMB0.09	RMB0.08	US$0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(k)	Change of accounting policy

The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. For the year ended December 31, 2007, the Group did not have any interest and penalties associated with tax positions. As of December 31, 2007, the Group did not have any significant unrecognized uncertain tax positions.

(l)	Recent U.S. accounting pronouncements

In September 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. Effective from January 1, 2008, the Group will adopt SFAS 157 except as it applies to those non-financial assets and non-financial liabilities recognized or disclosed at fair value on a non-recurring basis as noted in FSP FAS 157-2, for which the effective date is deferred by one year. The Company is currently evaluating the potential impact on its financial statements, if any, upon adoption of this standard.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Recent U.S. accounting pronouncements (Continued)

SFAS 158 "Employers' accounting for defined benefit pension and other postretirement plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" and FSP FAS 158-1 "Conforming amendments to the illustrations in FASB Statements No. 87, No. 88, No. 106 and to the related staff implementation guide" (effective for fiscal years ending after December 15, 2008). The yet to be effective part of SFAS 158 requires entities to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exception). Upon the initial application, an employer should also continue to apply the provisions in SFAS 87, 88 and 106 in such measurement and in determining the amount of net periodic benefit cost. The expected impact is still being assessed by management. The related FSP updates the illustrations of various standards and guidance following the issuance of SFAS 158 and does not provide additional implementation guidance for SFAS 158 beyond the conforming changes, nor does it change any of the provision of SFAS 158. Management will take reference to these conforming amendments during the assessment of impact of implementing SFAS 158.

SFAS 159 "The fair value option for financial assets and financial liabilities - including an amendment of FASB Statement No. 115" (effective from first fiscal year that begins after November 15, 2007). This SFAS permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value at specified election dates with revised presentation and disclosure requirements. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. The Company is currently evaluating the potential impact on its financial statements, if any, upon adoption of this standard.

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The expected impact on the accounting policies is still being assessed by the Group.

SFAS 162 "The hierarchy of generally accepted accounting principles" (effective 60 days following SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles). This SFAS identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company is currently evaluating the potential impact on its financial statements, if any, upon adoption of this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Recent U.S. accounting pronouncements (Continued)

FSP FAS 142-3 "Determination of the useful life of intangible assets" (effective for fiscal years beginning after December 15, 2008). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142 by including wider consideration, such as historical experience of the entities itself or market participants for similar intangibles instead of narrowly restricted to legal, regulatory, or contractual provisions without substantial cost stipulated in paragraph 11(d) of SFAS 142. The Company will adopt this FSP starting from January 1, 2009. As the Company does not have significant intangible assets that are subject to renewal, management does not expect any material impact of this FSP on the financial statements.

FSP FAS 157-1 "Application of FASB Statement No. 157 to FASB Statement No. 13 and other accounting pronouncements that address fair value measurements for purposes of leases classification or measurement under Statement 13" (effective for fiscal years beginning after November 15, 2007). This FSP amends SFAS 157 to exclude SFAS 13 and other accounting pronouncements that address fair value measurements for purpose of lease classification and measurement under SFAS 13 with the exception on the circumstances when SFAS 141 or SFAS 141R apply. The Company will adopt this FSP starting from January 1, 2008. As the Company does not have any significant capital lease arrangement, management does not expect any material impact of this FSP on the financial statements.

EITF 07-1 "Accounting for collaborative arrangements" (effective for financial statements issued for fiscal years beginning after December 15, 2008). This EITF provides guidance to participants in collaborative arrangement on income statement presentation, classification and disclosures. A collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. While this EITF applies to such arrangement, it requires those part of arrangement conducted in separate legal entity be accounted for under ARB 51, SFAS 94, Opinion 18, FIN 46(R) or other related accounting literature. The expected impact is still being assessed by management.

EITF 07-3 "Accounting for nonrefundable advance payments for goods or services received for use in future research and development activities" (effective for financial statements issued for fiscal years beginning after December 15, 2007). This EITF provides guidance on the accounting treatment for those nonrefundable advance payment of the above-mentioned activities pursuant to an executory contractual arrangement. Such nonrefundable advance payments should be deferred and capitalized and expensed as the related goods are delivered or the related services are performed and continuous evaluation is required. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The expected impact is still being assessed by management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(m)	Condensed US GAAP Consolidated Financial Information

The following are condensed consolidated balance sheets of the Group as of December 31, 2006 and 2007, and the related condensed consolidated statements of income, total shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007, restated to reflect the impact of the differences between HKFRS and US GAAP.

Condensed Consolidated Balance Sheet

2006	2007	2007
RMB'000	RMB'000	USD'000

Assets

Current assets
Inventories, net	9,036,382	13,507,173	1,851,667
Accounts receivable, net	2,026,162	2,975,668	407,928
Other current assets	1,862,591	1,949,826	267,297
Trading securities	-	8,103	1,111
Bank balances and cash	12,802,775	7,802,907	1,069,683

Total current assets	25,727,910	26,243,677	3,597,686

Non-current assets
Intangible assets	556,282	14,813,846	2,030,796
Property, plant and equipment	46,040,305	60,048,471	8,231,907
Investment property	-	109,201	14,970
Land use rights	699,370	1,077,308	147,686
Interests in jointly controlled entities	575,794	636,296	87,228
Interests in associates	1,215,298	495,992	67,994
Available-for-sale financial assets	18,182	40,113	5,499
Deferred tax assets	1,171,795	994,145	136,284
Other non-current assets	-	319,434	43,790

Total non-current assets	50,277,026	78,534,806	10,766,154

Total assets	76,004,936	104,778,483	14,363,840

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(m)	Condensed US GAAP Consolidated Financial Information (Continued)

Condensed Consolidated Balance Sheet (Continued)

2006	2007	2007
RMB'000	RMB'000	USD'000

Shareholders' equity
Share capital	11,649,876	13,524,488	1,854,041
Other equities	30,633,206	54,922,968	7,529,263

Total shareholders' equity	42,283,082	68,447,456	9,383,304

Minority interest	3,483,464	3,009,485	412,563

Liabilities

Current liabilities
Accounts payable	2,887,473	3,611,425	495,082
Provisions for other charges and liabilities	6,824,122	6,330,116	867,781
Other financial liabilities	5,703	-	-
Dividends payable	40,808	21,627	2,965
Current income tax liabilities	1,704,509	509,041	69,783
Borrowings	10,097,969	8,360,133	1,146,071

Total current liabilities	21,560,584	18,832,342	2,581,682

Non-current liabilities
Borrowings	8,480,736	14,168,443	1,942,319
Deferred tax liabilities	197,070	172,460	23,642
Other non-current liabilities	-	148,297	20,330

Total non-current liabilities	8,677,806	14,489,200	1,986,291

Total liabilities	30,238,390	33,321,542	4,567,973

Total equity and liabilities	76,004,936	104,778,483	14,363,840

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(m)	Condensed US GAAP Consolidated Financial Information (Continued)

Condensed Consolidated Income Statement

2005	2006	2007	2007
RMB'000	RMB'000	RMB'000	USD'000

Revenue	37,896,467	62,001,158	72,429,551	9,929,201
Cost of sales	(25,304,897)	(41,615,637)	(54,509,975)	(7,472,646)

Gross profit	12,591,570	20,385,521	17,919,576	2,456,555

Selling and distribution expenses	(720,497)	(958,133)	(1,093,670)	(149,929)
General and administrative expenses	(1,518,199)	(2,188,685)	(2,535,229)	(347,549)
Research and development expenses	(113,381)	(113,529)	(217,209)	(29,777)
Other gains, net	31,686	145,205	130,261	17,857

Operating income	10,271,179	17,270,379	14,203,729	1,947,157
Finance costs, net	(277,545)	(532,203)	(636,547)	(87,263)

Operating profit after finance costs	9,993,634	16,738,176	13,567,182	1,859,894
Share of profits/(losses) of jointly controlled entities	372	(11,419)	(3,381)	(463)
Share of profits of associates	26,947	105,141	242,131	33,193

Profit before income tax expense	10,020,953	16,831,898	13,805,932	1,892,624
Income tax expense	(2,567,774)	(4,466,122)	(2,825,198)	(387,300)

Profit for the year	7,453,179	12,365,776	10,980,734	1,505,324

Minority interest	(224,012)	(639,305)	(1,081,106)	(148,206)

Net profit for the year	7,229,167	11,726,471	9,899,628	1,357,118

Basic and diluted earnings per share	RMB0.65	RMB1.03	RMB0.79	USD0.11

Basic and diluted earnings per ADS*	RMB16.36	RMB25.63	RMB19.78	USD2.71

*	Based on a ratio of 25 ordinary shares to 1 ADS.
F-94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(m)	Condensed US GAAP Consolidated Financial Information (Continued)

Condensed Consolidated Statements of Changes in Equity and Comprehensive Income

Shareholders'	Total comprehensive
equity	income
RMB'000	RMB'000

Shareholders' equity as of January 1, 2005	25,436,606

Profit for the year ended December 31, 2005	7,229,167	7,229,167
Dividends	(1,944,778)	-

Total comprehensive income		7,229,167

Shareholders' equity as of December 31, 2005	30,720,995

Profit for the year ended December 31, 2006	11,726,471	11,726,471
Issuance of new shares	4,502,492	-
Share issuance expense	(112,023)	-
Dividends	(4,554,853)	-

Total comprehensive income	11,726,471

Shareholders' equity as of December 31, 2006	42,283,082

Fair value gains from available-for-sale investment - gross	8,879	8,879
Fair value gains from available-for-sale investment - tax	(1,332)	(1,332)
Equity pick up from an associate	168	168
Cumulative translation difference	10,047	10,047

Other comprehensive income	17,762	17,762

Profit for the year ended December 31, 2007	9,899,628	9,899,628
Issuance of new shares	9,726,887	-
Share issuance expense	(179,000)	-
Acquisition of subsidiaries	10,114,049	-
Dividends	(3,414,952)	-

Total comprehensive income		9,917,390

Shareholders' equity as of December 31, 2007	68,447,456

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB and USD unless otherwise stated)

37.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(m)	Condensed US GAAP Consolidated Financial Information (Continued)

Condensed Consolidated Statement of Cash Flow

2005	2006	2007	2007
RMB'000	RMB'000	RMB'000	USD'000

Net cash inflow/(outflow) from

Operating activities	8,903,478	14,159,471	10,041,678	1,376,591
Investing activities	(9,134,478)	(10,701,133)	(7,134,413)	(978,040)
Financing activities	1,604,964	(1,253,290)	(5,003,198)	(685,877)

Increase/(Decrease) in cash and cash equivalents	1,373,964	2,205,048	(2,095,933)	(287,326)

Cash and cash equivalents at beginning of year	6,223,763	7,597,727	9,802,775	1,343,840

Cash and cash equivalents at end of year	7,597,727	9,802,775	7,706,842	1,056,514

