Form 20-F/A
ALUMINUM CORP OF CHINA LTD
filed 2008-08-08
CIK 1161611

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

Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes [ ] No [X]

Explanatory Note

This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by Aluminum Corporation of China Limited (the "Registrant") as Amendment No. 1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 ("Form 20-F"). This Form 20-F/A is filed solely for the purpose of correcting a typographical error contained in Exhibit 13.1 (Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) to the Form 20-F. The annual report referenced the incorrect year ended December 31, 2006, and should have been December 31, 2007. In addition, the respective signature dates of the CEO and CFO reflect their most current certification.

This Form-20F/A makes no changes to the financial statements of the Registrant. Other than what is stated above, this Form 20-F/A does not, amend, update or restate the information in any other item of the Form 20-F as originally filed on June 25, 2008 or reflect any events that have occurred after the original filing of the Form 20-F on June 25, 2008.

ITEM 19	EXHIBITS

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/XIAO Yaqing

XIAO Yaqing
Chief Executive Officer
Date: August 7, 2008

3

Exhibit 13.1

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report (the "Report") on Form 20-F of Aluminum Corporation of China Limited (the "Company") for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), XIAO Yaqing, as Chief Executive Officer of the Company, and CHEN Jihua, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: /s/ XIAO Yaqing

Name: XIAO Yaqing
Title: Chief Executive Officer

Date: August 7, 2008

By: /s/ CHEN Jihua

Name: CHEN Jihua
Title: Chief Financial Officer

Date: August 7, 2008

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