Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2009-04-30
CIK 1161611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2008:

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

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

*	future general economic conditions;

*	future conditions in the international and China capital markets;

*	future conditions in the financial and credit markets;

*	future prices and demand for our products;

*	future PRC tariff levels for alumina and primary aluminum;

*	sales of our products;

*	the amount and nature of, and potential for, future development;

*	production, consumption and demand forecasts of bauxite, alumina, primary aluminum and aluminum fabrication products;

*	expansion, consolidation or other trends in the primary aluminum industry;

*	the effectiveness of our cost-saving measures;

*	future expansion plans and capital expenditures;

*	expected production capacity increases;

*	competition;

*	changes in legislation, regulations and policies;

*	estimates of proven and probable bauxite reserves;

*	our research and development plans; and

*	our dividend policy.

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

- i -

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

CERTAIN TERMS AND CONVENTIONS

Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB6.8225 to US$1.00, which was the noon buying rate in the New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3. Key Information - Exchange Rate Information" for information regarding the noon buying rates from January 1, 2004 through April 17, 2009.

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

"aluminum fabrication" are to the process of taking primary aluminum or recycled aluminum materials and converting it into plates, strips, bars, tubes, etc. which can be further converted into consumer or other end products;

"Baotou Aluminum" are to Baotou Aluminum Co., Ltd. On December 28, 2007, it became our wholly-owned subsidiary after the completion of share exchange;

"Baotou Group" are to Baotou Aluminum (Group) Co., Ltd.;

"bauxite" are to mineral ores whose composition is principally alumina;

"Bayer process" are to a refining process employed to extract alumina from ground bauxite with a strong solution of caustic soda at an elevated temperature;

"Chalco", "the Company", "the Group", "our company", "we", "our" and "us" are to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;

"Chalco Hong Kong" are to Chalco Hong Kong Limited, a subsidiary of Chalco established under Hong Kong Law;

"Chalco Kailin" are to Shanghai Chalco Kailin Aluminum Co., Ltd.;

"Chalco Mining" are to Chalco Mining Co., Ltd, our subsidiary established under PRC law;

"Chalco Nanhai" are to Chalco Nanhai Alloy Company, our subsidiary established under PRC law;

"Chalco Qingdao" are to Chalco Qingdao Light Metal Company Limited, our subsidiary established under PRC Law;

"Chalco Ruimin" are to Chalco Ruimin Company Limited and in late May, 2008, we acquired 75% of its equity interest;

"Chalco Southwest Aluminum" are to Chalco Southwest Aluminum Company Limited and in late May, 2008 we acquired 60% of its equity interest from Chinalco on the China Beijing Equity Exchange;

"Chalco Southwest Aluminum Cold Rolling" are to Chalco Southwest Aluminum Cold Rolling Company Limited and in May, 2008, we acquired 100% of its equity interest from Chinalco on the China Beijing Equity Exchange;

"Chalco Zunyi" are to Chalco Zunyi Alumina Co., Ltd., a subsidiary of Chalco established under PRC Law;

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

"China Nonferrous Metals Technology" are to China Nonferrous Metals Processing Technology Co., Ltd.;

- ii -

"Chinalco", "Chinalco Group" and the "ultimate holding company" are to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

"CSRC" are to China Securities Regulatory Commission.

"diasporite" are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) * H(2)O;

"Exchange Act" are to The Securities Exchange Act of 1934, as amended;

"fabricating ingots" are to the primary aluminum or aluminum alloy ingots that may be used directly in the aluminum fabrication process;

"Fushun Aluminum" are to Fushun Aluminum Company Limited, our subsidiary established under PRC law;

"Gansu Hualu" are to Gansu Hualu Aluminum Company Limited, our subsidiary established under PRC law;

"gibbsitic" are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) * H(2)O;

"Guan Lv" are to Shanxi Guan Lv Company Limited;

"Guangxi Huayin" are to Guangxi Huayin Aluminum Company Limited, a PRC entity in which we hold 33% of the equity interest;

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

"Henan Aluminum" are to Chinalco Henan Aluminum Company Limited and in late May, 2008 we acquired 84.02% of its equity interest from Chinalco on the China Beijing Equity Exchange;

"HK$" and "HK dollars" are to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Stock Exchange" are to The Stock Exchange of Hong Kong Limited;

"Huasheng Jiangquan" are to Huasheng Jiangquan Group Co., Ltd.;

"Huaxi Aluminum" are to Huaxi Aluminum Company Limited and in late May, 2008, we acquired 56.86% of its equity interest from Chinalco on the China Beijing Equity Exchange;

"Huayu Aluminum" are to Shandong Huayu Aluminum and Power Company Limited, our subsidiary established under PRC law;

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

"Jiaozuo Wanfang" are to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., previously our associated company established under PRC law, in which we hold 29% of its equity interest. We have determined that we have established de facto control over Jiaozuo Wanfang and therefore, Jiaozuo Wanfang has been our subsidiary since January 1, 2008 and its results have been included in our consolidated financial statements since then;

"kA" are to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equal to 1,000 amperes;

"kWh" are to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

"Lanzhou Aluminum" are to Lanzhou Aluminum Co., Ltd., previously our associated company that was a joint stock limited company established under the PRC law, whose A Shares were traded on the Shanghai Stock Exchange. On April 24, 2007, we completed the merger of Lanzhou Aluminum by way of share exchange and Lanzhou Aluminum became our wholly-owned subsidiary. Its shares ceased to be traded on the Shanghai Stock Exchange. In June 2007, Lanzhou Aluminum was divided into two wholly-owned branches: Lanzhou branch and Northwest Aluminum Fabrication Plant, which are mainly engaged in producing primary aluminum products and aluminum fabrication products, respectively;

"Liancheng branch" are to Lanzhou Liancheng Longxing Aluminum Company Limited and we acquired 100% of its equity interest from Chinalco on the China Beijing Equity Exchange in late May, 2008 and changed it into Liancheng branch, our wholly-owned branch;

- iii -

"Listing Rules" and "Hong Kong Listing Rules" are to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time);

"LME" are to the London Metal Exchange Limited;

"Longmen Aluminum" are to Shanxi Longmen Aluminum Co., Ltd., our subsidiary established under PRC law;

"Nanping Aluminum" are to Fujian Nanping Aluminum Company Limited;

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

"Pingguo Aluminum" are to Pingguo Aluminum Company;

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

"SASAC" are to State-owned Assets Supervision and Administration Commission of the State Council;

"Shandong Aluminum" are to Shandong Aluminum Industry Co., Limited, previously our majority owned subsidiary established under PRC law, whose A Shares were traded on the Shanghai Stock Exchange. On April 24, 2007, we completed the merger of Shandong Aluminum by way of share exchange and Shandong Aluminum became our wholly-owned subsidiary. Its shares ceased to be traded on the Shanghai Stock Exchange. In September 2007, Shandong Aluminum was changed into Shandong branch, our wholly-owned branch;

"Shanxi Huasheng" are to Shanxi Huasheng Aluminum Company Limited, our subsidiary established under PRC law;

"Shanxi Huaze" are to Shanxi Huaze Aluminum and Power Co., Limited, our subsidiary established under PRC law;

"sintering process" are to a refining process employed to extract alumina from ground bauxite by mixing with supplemental materials and burning in a coal-fired kiln;

"smelting" are to the electrolytic process required to produce molten aluminum from alumina;

"tonne" are to the metric ton, a unit of weight, with one metric ton equal to 1,000 kilograms or 2,204.6 pounds;

"US$" are to U.S. dollars, the lawful currency of the United States of America;

"WTO" are to World Trade Organization;

"Xinan Aluminum" are to Xinan Aluminum (Group) Company Limited;

"Yichuan Power" are to Yichuan Power Industries Group Company;

"Zhangze Electric Power" are to Shanxi Zhangze Electric Power Co., Ltd.; and

"Zunyi Aluminum" are to Zunyi Aluminum Company Limited, our subsidiary established under PRC law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required for filing this annual report.

- 1 -

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required for filing this annual report.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

Historical Financial Information

The following tables present our summary income statement data and cash flow data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008; and the summary balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008. The summary balance sheet data as of December 31, 2006, 2007 and 2008 and income statement and cash flow data for the years ended December 31, 2006, 2007 and 2008 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 2004 and 2005 and income statement and cash flow data for the years ended December 31, 2004 and 2005 have been derived from our historical financial statements as of and for such dates, which are not included in this annual report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with Hong Kong Financial Reporting Standards ("HKFRS").

In accordance with HKFRS, as Chinalco exercised de facto and actual control over the Company, Baotou Aluminum and "seven common control entities acquired in 2008" (defined in Note 5 to consolidated financial statements in Item 17) both before and after our acquisitions, these acquisitions qualify as common control business combinations, and merger accounting is applied. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. For information on common control business combinations in accordance with HKFRS, see Note 5 to our consolidated financial statements. In contrast, the Company is not considered to be controlled by Chinalco for the application of generally accepted accounting principles in the United States ("U.S. GAAP"). Hence, the acquisitions above are not common control transactions and are accounted for under the purchase method by including the results of these acquirees only from the respective effective dates of the acquisitions. For a reconciliation of our net income and equity under HKFRS to U.S. GAAP, see Note 35 to our audited consolidated financial statements. For more information, please see "Item 5 - Operating and Financial Review and Prospects - U.S. GAAP Reconciliation".

Years Ended December 31

2004	2005	2006	2007	2008	2008

RMB	RMB	RMB	RMB	RMB	US$(2)

(in thousands, except per share and per ADS data)

- 2 -

INCOME STATEMENT DATA:

HKFRS(1)

Revenue	74,287,003	85,198,835	76,725,941	11,246,016
Cost of sales	(52,358,293)	(64,936,133)	(70,073,660)	(10,270,965)

Gross profit	21,928,710	20,262,702	6,652,281	975,051
Selling and distribution expenses	(1,185,088)	(1,355,534)	(1,562,409)	(229,008)
General and administrative expenses	(2,825,858)	(3,042,363)	(3,462,472)	(507,508)
Research and development expenses	(126,294)	(229,803)	(177,507)	(26,018)
Other gains, net	373,061	158,913	372,771	54,638

Operating profit	18,164,531	15,793,915	1,822,664	267,155
Finance costs, net	(795,918)	(1,040,171)	(1,709,566)	(250,578)

Operating profit after finance costs	17,368,613	14,753,744	113,098	16,577

- 3 -

Share of (losses)/profits of
jointly controlled entities	(11,419)	(3,381)	1,672	245
Share of profits of associates	105,177	241,945	10,045	1,472

Profit before income tax expense/benefits	17,462,371	14,992,308	124,815	18,294
Income tax (expense)/benefits	(4,465,282)	(2,869,210)	33,557	4,919

Profit for the year	12,997,089	12,123,098	158,372	23,213

Attributable to:
Equity holders of the Company	12,093,143	10,753,042	9,228	1,353
Minority interest	903,946	1,370,056	149,144	21,860

Dividends	2,190,177	4,131,749	703,273	103,081
Interim dividends per share	0.188	0.137	0.052	0.008
Interim dividends per ADS	4.700	3.425	1.300	0.191
Special dividends per share	-	0.013	-	-
Special dividends per ADS	-	0.325	-	-
Final dividends per share	-	0.115	-	-
Final dividends per ADS	-	2.875	-	-
Proposed final dividends per share	-	0.053	-	-
Proposed final dividends per ADS	-	1.325	-	-
Basic and diluted net earnings per share	1.03	0.84	0.00068	0.0001

- 4 -

Basic and diluted earnings per ADS	25.81	21.02	0.01706	0.0025

U.S. GAAP

Operating income/(loss)	9,214,004	10,271,179	17,270,379	14,203,729	(5,520,122)	(809,105)
Net income/(loss)	6,622,916	7,229,167	11,726,471	9,899,628	(6,646,986)	(974,274)
Basic and diluted earnings/(loss) per share	0.60	0.65	1.03	0.79	(0.49)	(0.07)
Basic and diluted earnings/(loss) per ADS	15.00	16.36	25.63	19.78	(12.29)	(1.80)

Segment operating profit/(loss):

HKFRS

Alumina	13,858,508	7,891,229	1,582,084	231,892
Primary aluminum	5,351,873	7,810,353	484,073	70,952
Aluminum fabrication	204,846	132,280	(314,083)	(46,036)
Others	(59,443)	(20,594)	36,294	5,320
Elimination	(331,574)	429,817	266,174	39,014

Total operating income	19,024,210	16,243,085	2,054,542	301,142

- 5 -

As of December 31,

2004	2005	2006	2007	2008	2008

RMB	RMB	RMB	RMB	RMB	US$(2)

(in thousands)

BALANCE SHEET DATA

HKFRS(1)

Bank balances and cash	13,897,343	9,054,565	16,295,585	2,388,506

Total current assets	30,498,598	30,274,879	42,486,987	6,227,480
Total non-current assets	61,156,252	75,573,189	93,040,532	13,637,307

Total assets	91,654,850	105,848,068	135,527,519	19,864,787

- 6 -

Total short-term loans
(including current portion of long-term loans)	9,267,102	8,295,077	17,137,932	2,511,972
Short-term bonds	4,985,111	3,051,471	5,152,283	755,190
Total long-term loans
(excluding current portion of long-term loans)	11,230,339	15,479,914	24,169,469	3,542,612
Medium-term notes and long-term bonds	-	1,979,683	11,963,083	1,753,475
Net assets (excluding minority share)	46,931,525	60,688,063	54,998,482	8,061,338

U.S. GAAP

Total assets	47,260,826	55,525,980	76,004,936	104,778,483	137,665,751	20,178,196
Total long-term loans
(excluding current portion of long-term loans)	7,391,663	9,690,493	8,480,736	12,139,260	23,107,469	3,386,950
Medium-term notes and long-term bonds	-	-	-	1,979,683	11,963,083	1,753,475
Net assets (excluding minority share)	25,436,606	30,720,995	42,283,082	68,447,456	60,325,077	8,842,078
Number of shares ('000)	11,040,835	11,049,876	11,649,876	13,524,488	13,524,488	13,524,488

- 7 -

Years Ended December 31,

2004	2005	2006	2007	2008	2008
RMB	RMB	RMB	RMB	RMB	US$(2)

(in thousands)

OTHER FINANCIAL DATA

HKFRS(1)

Net cash generated from operating activities	13,961,571	10,652,606	2,454,434	359,759

Net cash used in investing activities	(12,291,787)	(8,563,449)	(22,204,494)	(3,254,597)

Net cash generated from/(used in)
financing activities	840,976	(3,954,099)	26,937,003	3,948,260

Capital expenditure
Alumina	3,462,875	4,634,932	8,582,811	1,258,016
Primary aluminum	8,649,685	12,651,715	10,668,948	1,563,789
Aluminum fabrication	1,198,764	1,203,204	1,805,806	264,684
Others	120,286	493,746	138,921	20,362
Unallocated	682,054	497,954	1,217,362	178,433

Total capital expenditure	14,113,664	19,481,551	22,413,848	3,285,284

(1)

The amounts as of December 31, 2006, 2007 and 2008 and for each of the three years ended December 31, 2008 are presented to reflect all of the common control business combinations described above under merger accounting method under HKFRS. The HKFRS financial information as of December 31, 2004 and 2005 and for each of the two years ended December 31, 2005 is omitted because such selected financial data cannot be provided on a restated basis without unreasonable effort.

(2)

Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 to RMB6.8225 prevailing on December 31, 2008.

- 8 -

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in Renminbi per U.S. dollar:

Noon Buying Rate

Period	Period End	Average(1)	High	Low

(expressed in RMB per US$)

2004	8.2765	8.2768	8.2773	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 17)	6.8325	6.8336	6.8361	6.8316

(1)

Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On April 17, 2009, the exchange rate for Renminbi was U.S. dollar 1.00 = RMB6.8325

- 9 -

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

We are subject to various changing business, competitive, economic, political and social conditions in China as well as factors relating to the alumina, aluminum and aluminum fabrication industry. These changing conditions and factors entail certain risks, which are described below:

*

As widely reported, financial and credit markets in the United States, Europe and Asia have been experiencing extreme disruption, volatility and deterioration in recent months including, among other things:

*	Severely diminished liquidity and credit availability for all classes of borrowers across all markets;

*	Increasing doubts regarding solvency of banks, insurance companies, hedge funds and other credit and capital providers;

*	Increasing doubts regarding the solvency of a broad range of corporations;

*	Sharp reduction in the valuations of a broad range of widely-held assets and investments, as well as instruments that derive their value from such assets;

*	Rating downgrades of corporate debt and related instruments across a broad range of issuers, including both financial institutions and corporate issuers;

*	Extreme volatility and continual erosion of value of public securities markets;

*	Extreme volatility in currency exchange rates, and sharp erosion in commodity prices; and

*	Sharp increase in public debt in the United States and other countries as a variety of programs are announced and implemented by governments seeking to address the foregoing factors.

As a result, demand for our products has decreased, which has affected our results of operations.

*

There is no assurance that there will not be further deterioration in financial and credit markets, and investor and consumer confidence in the world's major economies. Such economic conditions have had a material adverse effect on the demand for our products and the results of our operations. Since 2008, especially in the fourth quarter of 2008 when the international financial crisis posed a deepening impact on enterprises' results, major aluminum consuming sectors such as the real estate and automobile sectors have seen negative growth, followed by decreased global aluminum consumption and increase in inventories. In light of the sharp decline in aluminum prices and decreased consumption, both domestic and international aluminum producers reduced production. As of the end of December 2008, approximately 13.5% of the global aluminum production capacity was idled, while in China, approximately 24.1% of the aluminum production capacity was idled. As of the end of February 2009, only 76.5% of the global primary aluminum production capacity was being used. Since October 2008, we have idled 24% of our primary aluminum production capacity. Affected by the decrease in the production of primary aluminum, the demand for alumina decreased accordingly, and the global alumina manufacturers started to reduce their production in the fourth quarter of 2008. As of December 31, 2008, approximately 9.8% of the global alumina production capacity was idled, while in China, approximately 24.4% of the alumina production capacity was idled. As of the end of February 2009, only 81.5% of the global alumina production capacity was used. Since October 2008, we have idled 39% of our alumina production capacity. Some economists are predicting that the global economy could continue to experience a prolonged recession or even a depression. The current economic conditions and uncertainty about future economic conditions make it challenging for us to forecast our results of operations, make business decisions and identify the risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, results of operations and financial condition may be materially and adversely affected.

*

We price our alumina and primary aluminum products by reference to international and domestic market prices, import cost of alumina and changes in supply and demand in the domestic market. Each of these factors may fluctuate beyond our control. Historically, the international market prices for alumina and primary aluminum products have been volatile. Since October, 2008, influenced by the global recession, the demand for our products has decreased, and as the result, the prices for our products have declined. Because most of our costs are fixed and we may not be able to respond quickly to any sudden decrease in alumina or primary aluminum prices, any significant fluctuation in international market prices could materially and adversely affect our business, financial condition and results of operations.

*

Our plans to upgrade and expand our production capacity will require capital expenditures of approximately RMB13.4 billion in 2009. See "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion". We may also need further funding for debt servicing, working capital, investments, potential acquisitions and joint ventures and other corporate requirements. We cannot assure you that cash generated from our operations will be sufficient to fund these development plans, or that our actual capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our ability to obtain external financing at reasonable costs is subject to a variety of uncertainties. Failure to obtain sufficient external funds for our development plans could adversely affect our business, financial condition and results of operations.

*

Our planned expansion, cost reduction and technology improvement projects could be delayed or adversely affected by, among other things, failure to receive required regulatory approvals including relevant PRC government approvals and foreign government approvals, difficulties in obtaining sufficient financing, technical difficulties, or human and other resources constraints. Moreover, the actual costs involved in these projects may exceed those originally contemplated. Cost savings and other economic benefits expected from these projects may not materialize as a result of any project delay, cost overrun, or change in market conditions. Failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and results of operations.

*

Our business has grown rapidly. In order to manage our growth and increased scale of operations effectively, we must continue to implement and improve our operational, financial and management systems, continue to develop the managerial skills of our managers, and continue to train, motivate and manage our employees. Failure to manage our growth and expand operations effectively could adversely affect our financial condition and results of operations.

*

We signed the Aurukun project development agreement with the Queensland State Government of Australia ("Queensland Government") on March 23, 2007. We also entered into a land use agreement with various indigenous peoples in respect of the Aurukun project on March 23, 2007. The Queensland Government officially issued the Aurukun bauxite exploration permit to the Company in September 2007. We are currently preparing the feasibility report. Further, to implement our international development strategy, we through our subsidiary Chalco Hong Kong, entered into a joint venture arrangement with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG) on May 9, 2008, according to which, a joint venture will be established in Saudi Arabia and will develop and operate a primary aluminum plant with a planned annual capacity of approximately one million tonnes and a self-owned power plant with a planned capacity of 1,860MW. We expect to invest US$4.5 billion in the project and be the largest shareholder, holding 40% of the total equity interest. We are currently preparing the feasibility report. As we are new to these overseas markets, we cannot assure you that our overseas expansion or investment will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment.

- 10 -

*

Our operations consume substantial amounts of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from internal sources and external contracts, our results of operations may be materially adversely affected by the following factors:

*	significant increases in electricity costs; and

*

unavailability or shortages of electrical power or other energy sources, interruption of energy supply, or curtailment of the operation of one or more refineries or smelters due to our inability to extend energy contracts upon their expirations.

*

Electricity cost is the principal production cost component of our primary aluminum production. During 2008, our average per kilowatt-hour, or kWh, electricity price increased by 9.7% from the prior year. Moreover, with the rapid development of the PRC economy, demand for energy including electricity has generally continued to increase. If energy costs increase but are not passed on to our customers, our operating margin, financial condition and results of operations could be materially adversely affected.

*

The smelting of primary aluminum employs an electrolytic reduction process that requires a large and continuous supply of electricity. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. There have been shortages and disruptions in electricity supply in various regions across China, especially in peak seasons, such as summer or when there are severe weather conditions. Our operations in Guizhou Province were disrupted due to power blackouts resulting from severe winter weather conditions in early 2008. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. If this occurs, our operations may be adversely affected.

*

We rely heavily on coal as our energy and fuel source in our production process of alumina. As we significantly increase our production capacities, our consumption of coal will increase significantly accordingly. If our coal suppliers are not able to supply the amount of coal needed for our production due to general short supply of coal or lack of available railcars for transportation or any other reason, we may be forced to reduce our production output or suspend our production, which could materially adversely affect our financial condition and results of operations. In addition, due to the rapid development of the PRC economy, demand for coal has generally continued to increase. During 2008, our average per ton price of coal increased by 65%. If cost of coal increases but is not passed on to our customers, our operating margin, financial condition and results of operations could be materially adversely affected.

*

We face competition from both domestic and international primary aluminum producers. Our principal competitors in the primary aluminum business are domestic smelters, some of which are expanding their production capacities. These smelters pose competitive challenges to our primary aluminum operations in production costs, product quality and price. We also face increasing competition from international primary aluminum suppliers as China continues to open its aluminum industry to international trade. As a result of China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina and primary aluminum may increase as tariff and non-tariff barriers for imported alumina and primary aluminum have been significantly reduced and may continue to be reduced. The standard tariff on imports of primary aluminum and alumina into China was reduced to nil on August 1, 2007 and January 1, 2008 respecitvely. Intensified competition may result in reductions in our selling prices or sales volume and may have a material adverse effect on our financial condition and results of operations. If we are not successful in reducing our costs, or if we are unable to maintain or increase our current share of China's primary aluminum market, our financial condition, results of operations and profitability could be materially and adversely affected.

*

Bauxite is the most important raw material for alumina production. We obtain our bauxite from three major sources, including our own mines, jointly operated mines, and other suppliers. See "Item 4. Information on the Company - Business Overview - Business Operations - Alumina - Raw Materials - Bauxite". Each of these sourcing methods could affect the security or cost of our supply of bauxite. The price for bauxite has been volatile. Before the fourth quarter of 2008, the price of bauxite increased substantially due to the rapid expansion of alumina output in China which significantly increased the demand for bauxite. In 2008, our average cost of imported bauxite increased by 35.6% from RMB382 per tonne in 2007 to RMB518 per tonne. However, since the fourth quarter of 2008, the price of bauxite started to decline and in early 2009 it started to increase again. If we cannot obtain a steady supply of key raw materials at a competitive price, our financial condition and results of operations could be materially adversely affected.

- 11 -

*

Our alumina products are mainly delivered by rail or truck, and our primary aluminum products are transported to our customers mostly by rail. In 2008, our deliveries were affected by the snow storm early in the year and severe earthquakes in Sichuan Province in May. If we are unable to make on-time delivery due to logistics and transportation problems, our results of operations may be adversely affected.

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

*

We rely on short-term borrowings to meet part of our financing needs. The financial and credit markets in the United States, Europe and Asia have been experiencing extreme disruption, volatility and deterioration in recent months, including severely diminished liquidity and credit availability for all classes of borrowers across all markets. As such, we may experience difficulty in obtaining financing in a timely manner. If we fail to achieve timely rollover, extension or refinancing of our short-term debts, we may be unable to meet our obligations in connection with debt servicing, accounts payable and/or other liabilities when they become due and payable. In addition, we may be exposed to changes in interest rates. If interest rates increase substantially, our results of operations could be adversely affected.

*

Our primary sources of funding are cash generated by operating activities, short-term and long-term bank borrowings, proceeds from share offerings, and proceeds from short-term bond, medium-term note and long-term bond offerings. In 2008, we required our customers to make prepayments or deposits for purchases of alumina. The total amount of prepayments and deposits was approximately RMB3,957 million as of December 31, 2008. We have relied on prepayments and deposits received from customers as a source of liquidity. In the event that demand for our alumina declines significantly, we may not be able to require such prepayments and deposits from customers, in which case this source of liquidity may not be available to us.

*

Servicing our medium-term notes and long-term bonds may require a significant portion of our cash flow and therefore, may adversely affect our ability to expand or to continue our operations. In 2008, we issued medium-term notes totaling RMB10 billion maturing in 2011 and 2013, respectively. In addition, in 2007, we issued RMB2 billion of long-term bonds maturing in 2017. Our ability to make scheduled payments under the medium-term notes and long-term bonds depends on, among other things, our future operating results, and will require a portion of our cash flow to service our obligations under the medium-term notes and long-term bonds, which could impair our ability to expand our business. Our failure to generate sufficient cash flow from our operations in the future to service our obligations under the medium-term notes and long-term bonds could affect our ability to continue our operations.

*

Any new products we may manufacture in the future may expose us to new risks associated with such new products. In 2008 we acquired five aluminum fabrication plants from Chinalco and China Nonferrous Metals Technology on the China Beijing Equity Exchange, which increased our annual aluminum fabrication production capacity from 100,000 tonnes to 982,000 tonnes as of December 31, 2008. Aluminum fabrication products' profit margin is generally lower than that of alumina and primary aluminum. Though expansion of our aluminum fabrication production capacity may enhance our ability to manage risks in the aluminum markets through vertical integration and our ability to compete with integrated international producers, it may also decrease our average profit margin and therefore, may adversely affect our results of operation.

*

We may not be able to adequately manage our expansion. We have significantly grown our business and expanded our production capacity both organically and through acquisition of subsidiaries and establishing joint ventures. In 2008, we acquired six subsidiaries and the aluminum alloy business of Pingguo Aluminum at a total initial consideration of RMB4.28 billion. We may explore further acquisition and joint venture opportunities in the future to rapidly grow our business and better compete in the market. However, any such acquisition or joint venture transaction may lead to various risks, including the change of laws and policies or their interpretation that affect the operations of the acquired businesses, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, general business risk, management risk, technology risk, market acceptance risk and potential loss of, or harm to, relationships with employees, customers and business partners as a result of integrating new businesses. Any such transactions may require the utilization of debt, equity or other capital resources, and such use may represent a diversion of financial resources from our other businesses. Additionally, the integration of the acquired businesses diverts a great deal of management attention and dedicated staff efforts from other areas of our business. Because of the aforementioned risks and diversions of financial and human resources, these transactions may not create value for us or our shareholders.

*

The internal control over financial reporting of our newly acquired subsidiaries may have material weakness or deficiencies, which may require our management to devote significant attention and resources to remedy any such weakness or deficiencies. Failure to timely achieve and maintain the adequacy of our internal controls of our newly acquired subsidiaries could affect our consolidated financial reporting, resulting in a loss of investor confidence in the reliability of our reporting processes, which could negatively impact the market price of our ADSs.

*

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. The successful assertion of product liability claims against us could result in potential significant monetary damages and require us to make significant payments. If that occurs, our business and results of operation could be adversely affected.

*

Chinalco, a state-owned enterprise and our largest shareholder, as of December 31, 2008 directly owned 38.56% of our issued share capital, and indirectly owned 41.82% of our issued share capital through its controlled entities. The interest of Chinalco may conflict or even compete with our interest and that of our public shareholders. Chinalco may take actions that favor the interest of its subsidiaries, associates and other related entities over ours and that of our public shareholders. In addition, Chinalco and some of its subsidiaries and associates provide a range of services to us, including engineering and construction services, social services, land and property leasing and supply of raw and supplemental materials. Some of the services Chinalco provides to us, such as educational and medical care services for our employees, would be difficult to obtain from other sources. Our cost of operations may increase if Chinalco becomes unable to provide such services to us.

*

Chinalco has substantial financial obligations relating to the businesses, operations and personnel that it retained in the reorganization. In addition, in February 2009, Chinalco announced that it would invest US$19.5 billion in Rio Tinto Plc and Rio Tinto Limited to create a pioneering strategic alliance. While Chinalco generates significant operating revenue and receives government support, it may also rely on dividends received from us as a means of funding these obligations. Subject to the relevant provisions of the PRC Company Law and our Articles of Association, Chinalco may seek to influence our decision as to the amount of dividends we pay in order to satisfy its cash flow requirements. Any increase in our dividend payout could reduce funds available for reinvestment in our businesses and thus may materially reduce our future financial strength and adversely affect our future results of operations.

*

Our alumina, primary aluminum production and aluminum fabrication operations are subject to environmental protection laws and regulations in China, which impose such penalties as waste discharge fees, fines or closure of non-compliant plants. Each of our production plants has implemented a system to control its emissions and to oversee its compliance with PRC environmental regulations. However, the PRC government has taken steps, and may take additional steps, towards more rigorous enforcement of applicable laws, and/or adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce existing or new regulations in a more rigorous manner, we may be required to make additional environmental expenditures, which could have a materially adverse impact on our financial condition and results of operations.

- 12 -

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

*

We use complex equipment and facilities in our business operations, including heavy machinery. As a result, our business may be adversely affected due to the occurrence of typhoons, earthquakes, floods, fire, acts of terror or other natural disasters or similar events at our production plants. Our operations were affected by the snow storm in early 2008 and the severe earthquakes in Sichuan Province in May 2008. There are certain types of losses, such as losses from war, acts of terrorism and earthquakes, for which we cannot obtain insurance at a reasonable cost or at all. Should an accident, natural disaster or terrorist act occur, or should an uninsured loss or a loss in excess of insured limits occur, we could suffer from financial losses, as well as damage to our reputation or lose all or a portion of future revenues anticipated to be derived from the relevant facilities. Any material loss not covered by our insurance could materially and adversely affect our business, financial condition and results of operations.

*

The licenses to mine bauxite in some of our bauxite mines have expired and lapsed. While we are seeking to renew those expired licenses, we may be subject to administrative fines for operating mines without a valid license, or we may be ordered to cease our mining operations at such mines until we obtain the renewed licenses. The failure to renew those expired mining licenses may adversely affect our financial condition and results of operations.

*

Our H Shares became a Hang Seng Index constituent stock on June 10, 2008, which may attract buying interest of so-called "Hang Seng Index funds" aiming to maintain investment portfolios consistent with the Hang Seng Index. We have no control of the selection of the Hang Seng Index constituent stocks and may not be able to continue to maintain our H Shares as a Hang Seng Index constituent stock. If our H shares are deselected from the Hang Seng Index, such Funds may cease investing in our H shares, and our share price may materially decline.

*

As of May 6, 2008, 2,500,684,890 A Shares that had previously been subject to a trading moratorium became available for trading on the Shanghai Stock Exchange. If all or a significant portion of these tradable shares are offered for sale on the Shanghai Stock Exchange, the A Share price may materially decrease due to the over-supply of the A Shares on the market.

*

The interests of minority shareholders of Jiaozuo Wanfang whose A shares are listed on the Shanghai Stock Exchange may, in certain circumstances, be inconsistent with our interests and its other shareholders. Jiaozuo Wanfang must comply with a number of PRC regulations concerning the protection of the interests of its minority shareholders. For example, according to the relevant PRC laws, when shareholders of Jiaozuo Wanfang vote by poll on connected transactions, all connected parties must abstain from voting. If we are unable to obtain approval from the minority shareholders of Jiaozuo Wanfang, such transactions cannot be implemented, which may affect our overall operational efficiency. Furthermore, although our behavior towards Jiaozuo Wanfang as its controlling shareholder may be regarded as proper under the Hong Kong regulatory requirements, the minority shareholders of Jiaozuo Wanfang may take the view that they have been unfairly treated by us under their interpretation of the relevant PRC regulatory requirements. As a consequence, we may be subject to legal proceedings initiated by the minority shareholders of Jiaozuo Wanfang in the future, for reasons that are beyond our control. Such legal proceedings could result in significant damage awards payable by us and disruption to our businesses, which in turn could have an adverse effect on our business, financial condition and results of operations.

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

*

Under current PRC regulatory requirements, the construction of new alumina refineries, the expansion of primary aluminum plants and mining projects require the government approval. If any of our important projects necessary for our growth or cost reduction are not approved, or not approved in a timely manner, our financial condition and results of operations may be materially and adversely affected.

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

*

Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, had been based on rates set by the People's Bank of China, or PBOC, which had been set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, PBOC announced a reform of its exchange rate system and revalued the Renminbi. Under the reform, Renminbi is allowed to trade against a basket of foreign currencies. Since this announcement, the value of Renminbi has been fluctuating and it appreciated against the U.S. dollar by 5.7% as of December 31, 2006, approximately 11.9% as of December 31, 2007 and approximately 17.6% as of December 31, 2008. However, influenced by the international financial crisis, the exchange rate between U.S. dollar and Renminbi has become more unpredictable. Any appreciation of Renminbi in the future will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our account receivables denominated in foreign currencies, which may materially and adversely affect our financial condition and results of operations. On the other hand, any devaluation of Renminbi may adversely affect the value of, and dividends payable on, our H Shares and ADSs in foreign currencies since we receive our revenue and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi could increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

- 13 -

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

HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

We were incorporated as a joint stock limited company under PRC laws on September 10, 2001 under the corporate name of Aluminum Corporation of China Limited. Our scope of business includes bauxite mining, production of alumina, primary aluminum, aluminum fabrication products and ancillary products, and provision of engineering services. Pursuant to a reorganization agreement effective as of July 1, 2001 among Chinalco, Guangxi Investment, Guizhou Development and our predecessor, as well as a mining rights agreement between Chinalco and us, substantially all of Chinalco's alumina and primary aluminum production operations, operations of a research institute, as well as mining operations and mining rights of bauxite mines and other related assets and liabilities were transferred to us upon our formation.

We are currently the largest producer of alumina, primary aluminum and aluminum fabrication products in terms of production and sales volumes in China, one of the fastest growing major aluminum markets in the world. We were the third largest producer of alumina and the fourth largest producer of primary aluminum in the world in terms of production volumes for the year ended December 31, 2008. We are engaged principally in alumina refining, primary aluminum smelting and aluminum fabrication. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a widely used metal and the key raw material for aluminum fabrication. Aluminum fabrication products are widely used in construction, transportation, power generation, automobile, packaging, machinery and durable goods sectors. In addition to alumina, primary aluminum and aluminum fabrication products, we also produce and sell a comparatively small amount of alumina chemical products, including alumina hydrate and alumina-based industrial chemical products, carbon products, including principally carbon anodes and cathodes, and gallium.

In 2008, we produced approximately 9.02 million tonnes of alumina, representing a year-on-year decrease of 5.7%, and approximately 1.04 million tonnes of alumina chemical products, representing a year-on-year increase of 1.5%. Our total alumina products represent approximately 42.8% of all alumina products manufactured in China during the year, making us the third largest producer of alumina in the world. The intra-company utilization ratio of alumina was increased to approximately 64.0% for 2008 from approximately 49.7% for 2007.

Our alumina production capacity has increased rapidly in the past few years. From 2002 to 2008, our annual alumina production capacity increased from approximately 5,410,000 tonnes to approximately 11,077,000 tonnes.

We produced approximately 3,250,000 tonnes of primary aluminum in 2008, representing a year-on-year increase of 16.1%, and our primary alumina production accounted for approximately 24.7% of China's domestic primary aluminum production for 2008. From 2002 to 2008, our annual primary aluminum production capacity increased from 750,000 tonnes to 3,991,200 tonnes.

In terms of our operations, we produced approximately 353,000 tonnes of aluminum fabrication products in 2008, representing a year-on-year increase of 341.3%. The increase was primarily due to our acquisition of five aluminum fabrication plants in May 2008. However, as these five aluminum fabrication plants and the Company were under the common control of Chinalco before and after the acquisitions, the acquisitions of the five aluminum fabrication plants were accounted for as common control business combinations, and merger accounting is applied. Accordingly, the consolidated financial statements of the Group in Item 17 have been retroactively restated to include the results of the five aluminum fabrication plants for the periods presented, including the periods before the acquisitions. For information on common control business combinations in accordance with HKFRS, see Note 5 to our consolidated financial statements.

Our key operating assets include one subsidiary mainly engaged in mining bauxite products, four integrated alumina and primary aluminum production plants, three stand-alone alumina refineries, including our joint venture Guangxi Huayin and one research institute, 13 stand-alone primary aluminum smelters, six aluminum fabrication plants and one carbon production plant. Our Research Institute also provides products for commercial sales. In addition, we are constructing one additional bauxite mining facility, two additional alumina refineries, two additional aluminum fabrication plants and one fluoride salt production facility. Most of our alumina refineries are located in reasonable proximity to abundant bauxite reserves and, as of December 31, 2008, had annual production capacities ranging from 1,200,000 tonnes to 2,217,000 tonnes. As of December 31, 2008, our primary aluminum smelters had annual production capacities ranging from 56,000 tonnes to 457,000 tonnes and our aluminum fabrication plants had annual production capacities ranging from 22,000 to 350,000 tonnes. Since December 31, 2004, all of our production facilities have been operated under the ISO 14001 standards.

In 2008, in order to further improve our product lines, reduce connected transactions as well as competition with Chinalco, and achieve greater vertical integration, we acquired five aluminum fabrication plants and a primary aluminum smelter from Chinalco and China Nonferrous Metals Technology. These acquisitions significantly increased our aluminum fabrication production capacity in 2008. In addition, we also acquired the aluminum alloy business of Pingguo Aluminum in 2008.

The following sets forth those of our plants acquired or newly established in 2008 that are either currently in operation or under construction:

Plants in operation	Principal products	Percentage of equity interest acquired by us

Huaxi Aluminum	aluminum fabrication products	56.86%
Chalco Ruimin	aluminum fabrication products	75%
Chalco Southwest Aluminum	aluminum fabrication products	60%
Henan Aluminum	aluminum fabrication products	84.02%
Liancheng branch	primary aluminum	100%

Plant under construction

Chalco Southwest Aluminum Cold Rolling	aluminum fabrication products	100%

Our principal executive office is currently located at No. 62 North Xizhimen Street, Haidian District, Beijing, 100082, People's Republic of China. Our contact telephone number is (86)10 8229 8103. Our website is www.chalco.com.cn. Information on our website does not constitute part of this annual report.

BUSINESS OVERVIEW

Our Principal Products

We organize and manage our operations according to our three principal business segments: alumina segment, primary aluminum segment and aluminum fabrication segment. Our alumina segment includes the production and sale of our alumina and alumina-related products, namely, alumina chemical products, including alumina hydrate, alumina-based industrial chemical products and gallium. Our primary aluminum segment includes the production and sale of our primary aluminum (including both ingots and other primary aluminum products) and aluminum-related products, namely, carbon products. Our aluminum fabrication segment includes the production and sale of aluminum fabrication products. External sales of our alumina segment, primary aluminum segments and aluminum fabrication segment accounted for approximately 18.9%, 63.1% and 14.2%, respectively, of our total revenue in 2008. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a key raw material for aluminum fabrication.

Our alumina segment products consist primarily of alumina, which accounted for approximately 92.5% of our total alumina segment output based on total production volume in 2008. Other alumina segment products consist primarily of alumina chemical products, which are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce a small amount of gallium, which is a by-product and a high-value rare metal with special usage in the electronics and telecommunications industries.

Our principal primary aluminum product is ingots, which accounted for approximately 79.3% of our total primary aluminum output in 2008. Our standard ingots are 20-kilogram remelt ingots used for general aluminum fabrication primarily for the construction, power generation, automobile, packaging, machinery and durable goods sectors.

The carbon we produce supplies substantially all of the carbon products required for our smelters. We also sell some of our carbon products to external smelters.

Our principal aluminum fabrication products include casts, planks, screens, extrusions, forges, powder and die castings which are widely used in construction, power generation, automobile, packaging, machinery and durable goods sectors. In addition, in 2008, we constructed a production line in Chalco Qingdao to produce aluminum fabrication products with recycled aluminum materials.

Our Production Capacity

The following table sets forth the production capacity of alumina, primary aluminum and aluminum fabrication products for each of our principal plants as of December 31, 2008:

Production Capacity
as of December 31, 2008

Aluminum
Fabrication
Plant	Alumina	Primary Aluminum(1)	Products(2)

(in thousand tonnes) (3)

Guangxi branch	1,730.0	139.5	-
Zhongzhou branch	1,830.0	-	-
Qinghai branch	-	367.0	-
Shanxi branch	2,217.0	-	-
Guizhou branch	1,200.0	403.7	-
Henan branch	2,050.0	56.0	-
Shandong branch	1,500.0	75.0	-
Shanxi Huaze	-	350.0	-
Lanzhou branch	-	428.0	-
Shanxi Huasheng	-	220.0	-
Fushun Aluminum	-	240.0	-
Jiaozuo Wanfang(4)	-	412.0	-
Zunyi Aluminum	-	235.0	-
Shandong Huayu	-	200.0	-
Gansu Hualu	-	160.0	-
Baotou Aluminum	-	457.0	-
Guangxi Huayin(5)	530.0	-	-
Research Institute	20.0	18.0	-
Liancheng branch	-	230.0	-
Northwest Aluminum	-	-	100.0
Chalco Qingdao	-	-	120.0
Chalco Southwest Aluminum	-	-	350.0
Chalco Ruimin	-	-	120.0
Henan Aluminum	-	-	270.0
Huaxi Aluminum	-	-	22.0

Total	11,077.0	3,991.2	982.0

(1)	Not including (i) Longmen Aluminum in which we hold 55% of the equity interest and (ii) aluminum alloy business of Pingguo Aluminum which we acquired in September 2008.

(2)

Not including Chalco Qingdao which completed the construction of its production line to use recycled aluminum materials to produce aluminum fabrication products with an annual capacity of 120,000 tonnes in 2008. In 2008, Chalco Qingdao commenced trial production and produced 3,100 tonnes of aluminum fabrication products.

(3)

Our production capacity takes into account designed capacity and subsequent modifications. Designed capacity is based on various assumptions including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

(4)

We hold 29% of the equity interest in Jiaozuo Wanfang. However, as we have obtained de facto control over Jiaozuo Wanfang, its results of operations were consolidated into our consolidated statements commencing on January 1, 2008. Production capacity presented above represents 100% of Jiaozuo Wanfang's smelting capacity. See Note 2(b)(i)(b) to our consolidated financial statements.

(5)

As of December 31, 2008, Guangxi Huayin was a jointly controlled entity in which we held 33% of the equity interest and we were the second largest equity holder of Guangxi Huayin. Therefore, the results of Guangxi Huayin were not consolidated into our audited financial statements in 2008. Production capacity above represents 33% of Guangxi Huayin's production capacity.

The following table sets forth, for the periods indicated, information relating to our production volumes of the alumina segment, primary aluminum segment and aluminum fabrication segment products:

Years Ended December 31

Production Volume by Product	2006	2007	2008

(in thousand tonnes, except Gallium)

Alumina segment
Alumina	8,830.0	9,573.0	9,020.4
Alumina chemical products	1,100.0	1,023.0	1,038.1
Gallium (in tonnes)	25.5	33.2	39.6
Primary aluminum segment
Primary aluminum (1) (2)	1,930.0	2,804.1	3,253.3
Carbon	1,060.0	1,291.7	1,601.3
Aluminum fabrication
Aluminum fabrication products(2)	-	80.0	353.1

-----------------------------------------------

(1)	Including ingots and other primary aluminum products.

(2)

Production volumes for 2006 and 2007 do not include the production volumes of Huaxi Aluminum, Chalco Ruimin, Chalco Southwest Aluminum, Henan Aluminum and Liancheng branch which we acquired on May 30, 2008. The Group's production volume in 2008 includes the production volumes of these four aluminum fabrication plants and one primary aluminum plant in 2008 after the acquisitions. However, as these four aluminum fabrication plants and one primary aluminum plant and the Company were under the common control of Chinalco before and after the acquisitions, the acquisitions of the five plants were accounted for as common control business combinations, and merger accounting is applied. Accordingly, the consolidated financial statements of the Group in Item 17 have been retroactively restated to include the results of the five plants together with other common control business combinations during the period for the periods presented, including the periods before the acquisitions. For information on common control business combinations in accordance with HKFRS, see Note 5 to our consolidated financial statements.

Production Process

Alumina

Alumina is produced from bauxite, an aluminum-bearing ore, through a chemical refining process. The production process to be used for producing alumina is determined by the mineral composition of the bauxite used. The production process generally includes the sintering process, the Bayer process, the hybrid Bayer-sintering process or the ore-dressing Bayer process. Most of the bauxite found in China is diasporite bauxite with high alumina content and relatively high silica content, resulting in low alumina-to-silica ratios. The Bayer process cannot efficiently refine such bauxite unless the alumina-to-silica ratio of the bauxite is sufficiently increased prior to refining. Refining low alumina-to-silica ratio bauxite generally requires the use of either the sintering process or the hybrid Bayer-sintering process, and we have developed and improved the process, which enables us to process diasporite bauxite that is generally found in China efficiently.

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

The two methods commonly used to produce primary aluminum are the "pre-bake" reduction process and the "Soderberg" reduction process. Most modern aluminum production facilities adopt the pre-bake reduction. As of December 31, 2008, all of our primary aluminum capacity used pre-bake anode reduction pot-lines. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where the pollutants can be contained. The cells themselves are enclosed with removable panels, so that the waste gases produced can be extracted using large exhaust fans. These gases are then treated and purified to reduce emissions of dust and fluoride to acceptable levels regulated by State environmental protection agencies.

Aluminum Fabrication Products

Aluminum fabrication is made from primary aluminum. We process primary aluminum into seven major categories of aluminum fabrication products, namely, casts, planks, screens, extrusions, forges, powder and die castings. In addition, Chalco Qingdao uses recycled aluminum materials to produce aluminum fabrication products.

Production Facilities

Alumina

We operate seven principal alumina production facilities. Four of these seven refinery plants are integrated with primary aluminum smelting operations. Our total designed annual production capacity for alumina products was approximately 11.08 million tonnes as of December 31, 2008. In the fourth quarter of 2008, affected by the international financial crisis, the demand for alumina decreased significantly, and global alumina producers including us have significantly reduced their production scales and output by idling a portion of their alumina production capacity. As of December 31, 2008, 4.34 million tonnes of our alumina production capacity was not used, which accounted for 39.2% of our total alumina production capacity. In 2008, our actual production of alumina products was approximately 9.02 million tonnes of alumina and approximately 1.04 million tonnes of alumina chemical products. In 2008, we supplied approximately 5.89 million tonnes of alumina to our own smelters, and sold the remaining products to other domestic smelters. All of our alumina chemical products in the alumina segment we produced in 2008 were sold externally, either domestically or overseas for use in chemical, pharmaceutical and other industries. In addition, Our Chongqing branch and Chalco Zunyi have undertaken facility construction projects, each with designed annual capacity 800,000 tonnes. Both projects are expected to be completed in 2010.

As of December 31, 2008, Guangxi Huayin was a jointly controlled entity in which we held a 33% equity interest and we were the second largest equity holder of Guangxi Huayin. Therefore, the results of operations of Guangxi Huayin were not consolidated into our audited financial statements in 2008. See Note 9 to our audited consolidated financial statements. In addition, Guangxi Huayin's production volumes were not included in our production volumes for 2008.

The following table sets forth the designed annual production capacity, alumina production output, alumina chemical products production output and the utilization rate of each of our principal alumina refineries and our Research Institute as of December 31, 2008.

As of December 31, 2008
Alumina
Designed		Chemical
Annual	Alumina	Products
Production	Production	Production	Utilization	Production
Capacity (1)	Output	Output	Rate (2) (%)	Process
(in thousand tonnes, except percentages)

Shanxi branch(3)	2,217.0	1,955.7	31.6	89.3	Hybrid Bayer-sintering
Henan branch(3)	2,050.0	1,865.4	21.9	91.7	Hybrid Bayer-sintering
Shandong branch(3)	1,500.0	929.4	657.9	86.5	Sintering and Bayer
Guizhou branch	1,200.0	1,145.8	6.8	95.9	Hybrid Bayer-sintering
Zhongzhou branch(3)	1,830.0	1,806.1	235.8	107.0	Sintering and Bayer
Guangxi branch(3)	1,730.0	1,318.0	40.4	84.2	Bayer
Guangxi Huayin(4)	530.0	-	-	-	Bayer
Research Institute(3)(5)	20.0	-	43.7	122.0	Bayer

Total	11,077.0	9,020.4	1,038.1	88.0

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

(4)

We hold 33% of the equity interest in Guangxi Huayin, and the designed annual production capacity represents the capacity calculated in proportion to our equity interest in this jointly controlled entity. Guangxi Huayin's production volume was not included in our production volume for 2008.

(5)

The alumina chemical products production facilities of our Research Institute are test facilities for research and development purposes. These products are sold commercially, and such sales are included in our total revenue.

Overseas investment

To secure future bauxite and alumina supply, we have entered into agreements relating to the Aurukun bauxite and alumina project, with projected alumina production capacity of 2,100,000 tonnes per annum.

On March 23, 2007, we signed the Aurukun Project development agreement with the Queensland Government and entered into land use agreements with various indigenous peoples. The Queensland Government officially issued the Aurukun bauxite exploration permit to the Company in September 2007. We are currently preparing the feasibility report.

Primary Aluminum

We operate 17 principal primary aluminum production facilities located in nine provinces in China. Four of these 17 smelter plants are integrated with alumina refining operations and are self-sufficient with respect to alumina supply. In addition, our Research Institute also operates a test plant that produces primary aluminum in connection with its research and development.

The total annual production capacity for primary aluminum products of all 17 of our major primary aluminum production facilities, including four integrated alumina and primary aluminum production plants and our Research Institute as of December 31, 2008 was 3,991,200 tonnes. In the fourth quarter of 2008, affected by the international financial crisis, the demand for primary aluminum decreased significantly, primary aluminum producers including us have significantly reduced their scale of production and output by shutting down a portion of their primary aluminum production capacity. As of December 31, 2008, approximately 960,000 tonnes of our primary aluminum production capacity was not used, which accounted for 24% of our total primary aluminum production capacity. In 2008, we produced approximately 3,250,000 tonnes of primary aluminum.

The following table sets forth the designed annual production capacity, output of primary aluminum products, the utilization rate and the smelting equipment used in each of our principal aluminum smelters and our Research Institute as of December 31, 2008:

As of December 31, 2008
	Production	Aluminum	Utilization	Smelting
Plant	Capacity(1)(3)	Output(3)	Rate(2) (%)	Equipment(3)
(in thousand tonnes, except percentages)

Baotou Aluminum	457.0	299.6	65.6	135kA, 200kA & 240kA pre-bake
Fushun Aluminum	240.0	107.0	44.6	200 kA pre-bake
Gansu Hualu	160.0	143.9	89.9	160 kA & 210kA pre-bake
Guangxi branch	139.5	155.0	111.1	160kA &320kA pre-bake
Guizhou branch	403.7	322.7	79.9	160 kA,186kA & 230kA pre-bake
Henan branch	56.0	54.2	96.8	85kA pre-bake
Jiaozuo Wanfang	412.0	411.2	99.8	280 kA pre-bake
Lanzhou branch	428.0	404.2	94.4	75kA, 200kA & 350 kA pre-bake
Qinghai branch	367.0	390.6	106.4	160kA & 200kA pre-bake
Research Institute(4)	18.0	16.5	91.7	150 kA & 300kA pre-bake
Shandong Huayu	200.0	106.2	53.1	240 kA pre-bake
Shandong branch	75.0	123.0	164.0	80kA & 200kA pre-bake
Shanxi Huasheng	220.0	216.2	98.3	300 kA pre-bake
Shanxi Huaze	350.0	258.7	73.9	300kA pre-bake
Zunyi Aluminum	235.0	87.7	37.3	200 kA & 350kA pre-bake
Liancheng branch	230.0	140.6	61.1	90kA & 200kA pre-bake

Others	-	16.0	-	-

Total	3,991.2	3,253.3	81.5

(1)	Production capacity takes into account designed capacity, subsequent modifications and down time for ordinary maintenance and repairs. Our production capacity includes new projects completed in 2008.

(2)	The capacity utilization rate is determined by dividing the production output of a particular plant by that plant's production capacity.

(3)	Not including the aluminum alloy business of Pingguo Aluminum.

(4)

The primary aluminum production facilities of our Research Institute are experimental facilities for research and development purposes. Primary aluminum produced at this smelter is sold commercially, and such sales are included in our total revenue.

Overseas Development

To implement our international development strategy, we initiated a research program on overseas development projects in 2004. On October 3, 2007, we entered into a memorandum of understanding ("MOU") to jointly construct a primary aluminum plant in Saudi Arabia with an annual capacity of 1,000,000 tonnes with the MMC and SBG. On November 24, 2007, the parties to the MOU officially entered into a cooperation framework agreement and received the project permit issued by the Saudi Arabia General Investment Authority. The cooperation framework agreement provides that the project will utilize our technologies and major equipment manufactured in China. On May 9, 2008, we entered into a joint venture arrangement with MMC and SBG, according to which the joint venture will be established in Saudi Arabia and will develop and operate a primary aluminum plant with a planned annual capacity of approximately 1,000,000 tonnes as well as a self-owned power plant with a planned capacity of 1,860 MW. We propose to hold 40% equity interest in the joint venture, and as a result, will become the largest shareholder. The project is located in an area with abundant low-cost energy supplies including heavy crude oil for generating electricity, where primary aluminum can be produced at a competitive cost. The project is expected to be completed in three stages. We are currently preparing the feasibility report.

Aluminum Fabrication Products

We currently operate six major aluminum fabrication facilities in China, among which, five facilities were acquired from Chinalco and China Nonferrous Metals Technology on the China Beijing Equity Exchange in late May 2008. The total annual production capacity of our aluminum fabrication facilities including the five aluminum fabrication plants we acquired in May 2008 and Chalco Qingdao was 982,000 tonnes as of December 31, 2008. In 2008, we produced approximately 353,000 tonnes of aluminum fabrication products. In addition, our subsidiary Chalco Southwest Aluminum Cold Rolling has undertaken a facility construction project which is expected to be completed in 2010 and the new facility will have an annual production capacity of 250,000 tonnes of aluminum fabrication products. Our subsidiary Chalco Nanhai has undertaken a facility construction project which is expected to be completed in 2010 and the new facility is expected to have an annual production capacity of 110,000 tonnes.

The following table sets forth the designed annual production capacity, output of aluminum fabrication products, the utilization rate in each of our major aluminum fabrication plants as of December 31, 2008:

As of December 31, 2008
Annual Production Capacity	Aluminum Fabrication Product Output	Principal Products	Utilization Rate
(in thousand tonnes, except percentages)

Northwest Aluminum	100.0	60.1	planks, screens, wires, tubes and profiles	60.1%
Chalco Ruimin(1)	120.0	56.6	planks and screens	80.9%
Huaxi Aluminum(1)	22.0	9.5	strips and screens	74.0%
Chalco Southwest Aluminum(1)	350.0	97.2	belts	47.6%
Henan Aluminum(1)	270.0	120.5	planks, strips and screens	76.5%
Chalco Qingdao(2)	120.0	3.1	-	-
Others	-	6.1	-	-

Total	982.0	353.1		61.6%

(1)	Only includes its output after May 30, 2008 when it was acquired by us.

(2)	Chalco Qingdao commenced its trial production in 2008 and its output in 2008 was 3,100 tonnes.

Raw Materials

Alumina

Bauxite is the principal raw material for the production of alumina. Most of the bauxite in China is AL2O3.H2O mineral, which is an uncommon kind of mineral in other parts of the world, where AL2O3.H2O is prevailing. Aluminum deposits run through a broad area in central China and are especially abundant in the southern and northern parts of central China. The largest aluminum deposit lies in Shanxi Province.

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

On average, our refineries consume approximately 2.0 tonnes of bauxite to produce one tonne of alumina. We used approximately 18,760,000 tonnes, 20,242,900 tonnes and 18,414,167 tones of bauxite in our alumina production in 2006, 2007 and 2008, respectively. In 2008, bauxite cost represented approximately 25.1%, as compared with 25.5% in 2007 of our per unit alumina production costs.

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

We purchase bauxite from a number of suppliers. We are not dependent on any single supplier or a small group of suppliers for our bauxite requirements. We endeavor to explore new bauxite reserves and streamline our bauxite procurement system to support the growth of our alumina production. In 2008, we acquired three new mines. In addition, we established two new jointly-operated mines and became the sole owner of one formerly jointly owned mine, which subsequently became part of Jiaozuo mine, one of our own mines.

The combined production of our own mines and jointly operated mines was 8,288,500 tonnes in 2008, representing a decrease of 2.7% compared with the production volume in 2007. However, the production of our own mines reached 6,885,000 tonnes in 2008, representing an increase of 14.4% compared with the production volume in 2007.

Years Ended December 31,
2006	2007	2008
	Percentage of		Percentage of		Percentage of
Total	our Total	Total	our Total	Total	our Total
Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply	Bauxite Supply
	(%)		(%)		(%)

(in thousand tonnes)	(in thousand tonnes)	(in thousand tonnes)

Our owned mines	4,115.3	21.4	4,770.2	20.3	6,885.0	30.9
Jointly operated mines	4,710.3	24.6	3,751.6	15.9	1,403.5	6.3
Other suppliers	10,343.4	54.0	15,015.8	63.8	13,992.4	62.8

Total	19,169.0	100%	23,537.6	100%	22,280.9	100%

The total designed annual production capacity of our own mines was 7.5 million tonnes as of December 31, 2008, and the total bauxite production in 2008 was approximately 6.9 million tonnes. All of our mines are accessible via railroads or highways.

Own Mines. We currently own 13 mines. As of December 31, 2008, these mines had approximately 225.5 million tonnes of aggregate proven and probable bauxite reserves as such terms are defined by the SEC. Assuming an annual mining output of 5,000,000 tonnes, the amount of bauxite reserves is sufficient to sustain our mining operations in excess of 30 years. As none of our mines produce bauxite for external sales, we are assured of full access to the bauxite produced by our own mines. In 2008, we sourced approximately 30.9% of our bauxite from mines that we own and operate. In order to obtain or retain the title to mines, we are required to comply with mining qualifications approved by the relevant Chinese authorities and pay an annual fee in amount of RMB1,000 per km2.

For the three years from 2006 to 2008, our own mines produced bauxite of 4,115,300 tonnes, 4,770,200 tonnes and 6,885,000 tonnes of bauxite, representing 21.5%, 20.3% and 30.9% of the demand from our alumina production, respectively. The following table sets forth information regarding our own mines as of December 31, 2008:

		Annual Production
Mine	Location (Province)	Capacity (1)	Bauxite Production

		(in thousand tonnes)	(in thousand tonnes)

Pingguo Mine	Guangxi Zhuang Autonomous Zone	4,080.0	2,981.5
Guizhou No.1 Mine	Guizhou Province	400.0	387.6
Guizhou No.2 Mine	Guizhou Province	520.0	499.7
Zunyi Mine	Guizhou Province	-	-
Xiaoyi Mine	Shanxi Province	1,450.0	730.3
Mianchi Mine	Henan Province	930.0	814.6
Luoyang Mine	Henan Province	1,000.0	752.0
Xiaoguan Mine	Henan Province	690.0	120.8
Sanmenxia	Henan Province	100.0	97.3
Yuzhong	Henan Province	750.0	476.9
Jiaozuo	Henan Province	80.0	24.3
Yangquan Mine	Shanxi Province	-	-
Nanchuan Mine	Chongqing City	-	-

		10,000.0	6,885.0

(1)	includes the production capacities of some of jointly operated mines and the annual production capacity of our own mines was 7.5 million tonnes as of December 31, 2008.

The respective terms of the mining rights permit are the shorter of the estimated working life of the mine and 30 years beginning 2001. We are required to obtain mining rights permits to operate mining services. According to PRC laws and regulations, a mine owner must first prepare exploration reports of the mine and then submit those reports as part of an application to the local government for approval in order to obtain mining rights permits. If an applicant for the mining rights permit is not the owner of a mine, the applicant must first enter into an agreement with the mine owner, and then follow the foregoing procedures. The development license is subject to renewal on a regular basis. Furthermore, we are required to obtain land use rights on the land in order to operate these mines. We lease the land use rights relating to aforesaid mines from Chinalco pursuant to a land use right leasing agreement that we entered into upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as one year. All of our land use right leasing agreements end on the expiry date of the mining rights or the end of the actual mine life, whichever is earlier. Both the land use rights and land use right leasing agreements are renewable.

Jointly Operated Mines. We currently jointly operate 17 bauxite mines. In 2008, we acquired 100% ownership of Jiyuan mine which subsequently became part of Jiaozuo mine, one of our own mines. Jointly operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. As of December 31, 2008, we had obtained mining rights certificates for all of our 17 jointly operated mines. To better utilize our resources and reduce costs, we currently manage our jointly-operated mines using one of the following three methods: (i) establishing joint ventures with other companies to invest in and share resources; (ii) providing mining technology or other resources to companies with local mines in return for exclusive purchase rights to the bauxite ores; or (iii) contracting with local companies for their mining services to operate mines owned by us.

In the years ended December 31, 2006, 2007 and 2008, our jointly-operated mines produced bauxite of 4,710,300 tonnes, 3,751,600 tonnes and 1,403,500 tonnes, representing 24.6%, 15.9% and 6.3% of the demand from our alumina production, respectively.

Jointly operated mines are typically smaller than our own mines but larger than the small independent mines in terms of reserves and production scales. Our 17 jointly operated mines had approximately 14.2 million tonnes in the aggregate of proven and probable bauxite reserves as such terms are defined by the SEC. Security of supply from jointly operated mines is contingent upon the extension or renewal of the joint operation arrangements and mining rights upon their expiration. Accordingly, we view our jointly operated mines, as a group, as a stable and long-term source of our bauxite supply, although the particular mines comprising this group may change. Jointly operated mines supplied 6.3% of our bauxite needs in 2008.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. In addition, we also secure a small portion of bauxite from overseas. Bauxite secured from other suppliers accounted for 62.8% of our total bauxite supply in 2008.

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

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, as measured by reference to its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process refine bauxite with an alumina-to-silica ratio as low as 4:1. The average alumina-to-silica ratio of the proven and probable reserves of our mines is from 6.5:1 to 7:1.

Prices. There is neither governmental regulation on bauxite prices nor an official trading market for bauxite in China. We negotiate and agree on bauxite prices with our suppliers, based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. As we procure bauxite from three different sources, our total bauxite cost is influenced by the following factors:

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

Primary Aluminum

An average of approximately 1.95 tonnes of alumina and 14,500 KWH of electricity are required to produce one tonne of primary aluminum. Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 39.6% and 36.4%, respectively, of our unit primary aluminum production costs in 2008. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes and sodium fluoride in the smelting process.

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi branches have historically sourced all or substantially all of the alumina required for their primary aluminum production from their respective integrated refineries. All our plants which do not have integrated alumina refining operations on site have obtained alumina internally from our own alumina refineries located elsewhere.

We own 17 primary aluminum smelters in PRC, four of which are among the ten largest smelters in China. We have enhanced our competitiveness along with the development of the primary aluminum industry. In 2008, the total amount of alumina consumed by our smelters was approximately 5,770,000 tonnes, out of which we produced approximately 3,250,000 tonnes of primary aluminum. Our primary aluminum output accounted for 8.1% of the global output and 24.7% of the output in China in 2008.

Aluminum Fabrication Products

The main raw material for our aluminum fabrication operations is primary aluminum. We also use other metal raw materials in aluminum fabrication depending on the type of products. We meet the primary aluminum demand of our aluminum fabrication segment with primary aluminum supplied by our own aluminum smelters. In addition, Chalco Qingdao uses recycled aluminum materials to produce aluminum fabrication products. On May 30, 2008, we acquired five aluminum fabrication plants from Chinalco and China Nonferrous Metals Technology, which increased our annual aluminum fabrication capacity to 982,000 tonnes as of December 31, 2008.

Supplemental Materials, Electricity and Fuel

The main fuel used by our mining and manufacturing equipment is diesel. We are able to purchase diesel supplies from the public markets.

We source our water mainly from local rivers, lakes or underground.

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and heavy oil are the principal items required for our alumina production. We established a supplies department in our headquarters to control and coordinate the budgeting and procurement for all major items required for our production. In addition, to raise the efficiency of materials flow, a distribution center has been set up at each production facility. However, our efforts to reduce unit costs by improving the efficiency of material supplies by the procurement system were to a certain extent offset by the significantly increased prices for coal and fuel in the market in 2008.

Electricity. Electricity is one of the principal forms of energy used in our refining process. Electricity represented approximately 7.8% of our unit alumina production cost in 2008.

To the extent that power produced by the joint operation facility is insufficient to meet a refinery's total power requirements, we purchase the shortfall from regional power grids at government-mandated rates pursuant to power supply plans. Power prices in China can vary, sometimes substantially, from one region to another, based on power production costs in the region as well as the consuming community's ability to pay. Accordingly, power costs for our various plants differ. Most of our electricity supply plans are one to three year renewable plans with regional power grids.

Coal. Large quantities of coal are used as a reducing agent and as fuel to produce steam and gas in the alumina refining process. The coal we consumed directly in the alumina refining process in 2008 represented 6.6% of our unit alumina production costs.

The construction of Zhaogu mine, a joint venture with Jiaozuo Coal (Group) Co., Ltd. ("Jiaozuo Coal") has been preliminarily completed. We hold 30% of the equity interest in Zhaogu mine while Jiaozuo Coal holds the remaining 70% of the equity interest. According to the joint venture agreement, we are entitled to all of the slack coal produced by the joint venture company.

Alkali. Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. We purchase all of our alkali from third party suppliers. Alkali accounted for 8.5% of our unit alumina production cost in 2008.

Fuel. Fuel is used in the calcinations of aluminum hydroxide to make alumina. Most of our refineries use heavy oil and it represented approximately 4.1% of our unit alumina production cost in 2008.

There is no governmental regulation on the prices of fuel, alkali or coal. The prices are set at market rates or through negotiations. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.

Deliveries of raw materials and supplemental materials including fuel, are generally made on a monthly basis. Our suppliers arrange for railway transportation of these raw materials by submitting to local bureaus of the Ministry of Railways their annual and monthly transportation plans. These local bureaus then arrange for appropriate rail transportation of such raw materials or fuel to our refineries.

Primary Aluminum

Electricity. Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2008, we consumed 49.6 billion kWh of electricity for our primary aluminum production and the cost of electricity represented 36.4% of the unit cost of primary aluminum. Therefore, the availability and price of electricity are key considerations in our primary aluminum production. Costs of electricity have increased periodically in recent years due to severe shortages of electricity in China. In October 2007, the Chinese government issued "Notice on Further Solutions to the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises are being gradually abolished. The implementation of this Notice has increased the costs for primary aluminum enterprises in China. Accordingly, our average electricity price increased by 9.7% in 2008 from 2007. In addition, several Chinese provinces experienced power shortages in the first quarter of 2008 mainly due to damage to power lines caused by severe weather conditions. However, since October 2008, the price for electricity has been affected by the international financial crisis. The industrial demand for electricity has declined, and consequently, the electricity prices in Inner Mongolia Autonomous Region, Ningxia Hui Autonomous Region and Yunnan Province have declined, which reduced the per unit cost of primary aluminum. In addition, in 2009, in order to improve the electricity efficiency of primary aluminum producers, the State government initiated a direct electricity purchase program for 15 selected primary aluminum smelters, including Fushun Aluminum, our Liancheng branch, our Shandong branch, our Guizhou branch, our Guangxi branch, our Qinghai branch, Shanxi Huasheng, Gansu Hualu and Baotou Aluminum, which allows the selected primary aluminum smelters to purchase electricity directly from power generation enterprises. We are negotiating with relevant power generation enterprises on the terms of electricity supply under this program and if successful, we believe the electricity prices for those smelters will decrease in 2009.

We have expedited the implementation of integrated energy-saving technology, mainly by streamlining production workflow and improving our product structure. In 2008, aggregate energy consumption of primary aluminum production decreased by 3.1%, compared with 2007.

We purchase electricity from the regional power grids for our smelter operations. Prices for electricity supplied by the power grids under power supply plans are set by the government based on the power generation cost in the region and the consumers' ability to pay. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. Each regional power grid serves a region comprising several provinces. The regional power grids generally rely on multiple power sources to generate electricity, with coal and hydro power being the two most common sources. We believe that the different types of power sources do not imply different degrees of reliability of supply, and that our power supply from the grids is generally not reliant upon any particular generation facility supplying the grid. In addition, nine of our smelters are now allowed to purchase electricity directly from power generation enterprises.

Electricity purchased from different power grids is subject to different tariff levels in 2008. Our smelters' average electricity cost was RMB0.394/kWh in 2008.

Carbon Products. Carbon anodes and cathodes are key elements of the smelting process. As of December 31, 2008, carbon anodes represented 14.4% of our unit primary aluminum production costs. Each of our smelters produces carbon products other than carbon cathodes, such as carbon anodes. Only our Guizhou plant has a carbon cathode production facility, which supplies all of our smelters with the carbon cathodes required and sells any excess domestically to third-party smelters.

Suppliers

We purchase some raw materials including bauxite, coal, fuel and alkali from outside suppliers. The amount of raw materials provided by our five largest suppliers for alumina products and primary aluminum products accounted for 10.7% and 15.6% respectively, of our total cost of raw materials for 2008. The cost of raw materials supplied by our largest supplier accounted for 5.1% and 4.7% of our total cost of raw materials for alumina and primary aluminum production, respectively, in 2008. All payments to our suppliers are in Renminbi.

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

In 2003, as part of our centralized management program, we required all sales of alumina and primary aluminum to be settled upon delivery. However, as a result of tight operating cash flows, most of notes receivables were endorsed or discounted upon receipt. Our net trade receivables decreased from RMB3,718.8 million as of December 31, 2007 to RMB2,035.3 million as of December 31, 2008. Since 2004, we have required our customers to make prepayments and deposits for purchases of alumina. The total amount of deposits and prepayments received was RMB3,957 million as of December 31, 2008. We expect to continue this policy.

Alumina

We sell a majority of our alumina output to third-party customers and the remaining portion to our own aluminum smelters. In 2008, we used approximately 5.8 million tonnes of alumina produced by ourselves, which represented approximately 59.2% of our total alumina production. All of our output of alumina chemical products are sold to third-party customers.

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

Based on the sales allocations we make at the annual conference, we and our customers typically enter into one-year sales agreements that set forth their total allocation and delivery schedules. At the time of entering into these one-year sales agreements, prices are left open and determined at or near the time of delivery at the then prevailing market price. We apply uniform prices to alumina sales regardless of where the alumina is produced. If a customer does not accept our price near the time of delivery, it may refuse to take delivery despite the one-year agreement. We began selling a portion of our alumina pursuant to long-term sales contracts which have terms longer than one year in 2001. Since January 1, 2004, we have gradually entered into three to five-year sales contracts for alumina. The volume of sales to third party customers under these long-term sales contracts accounts for approximately 83.4% of the total external sales volume in 2008. Under such a long-term sales contract, the sales volume is fixed, and the price is linked to an index of three-month futures price of primary aluminum quoted at the Shanghai Futures Exchange.

Customers

We sell our alumina to smelters throughout China. Sales to our five largest third party customers accounted for 13.0%, 10.1% and 12.8% of our total alumina revenue from third party customers for 2006, 2007 and 2008, respectively. Sales to our largest customer accounted for 4.0%, 3.4% and 3.4%, respectively, of our total external alumina revenue for the same periods. All of our major third party customers in the last three years have been domestic smelters.

Pricing

We sell our alumina products by way of spot sales and under long-term contracts. Pricing for our alumina products is determined by the nature of the sale as described below.

Spot sales. We set, and adjust as necessary, uniform sales prices for alumina produced by any of our refineries. In 2008, The highest and lowest spot price of domestic alumina was RMB4,500 per tonne and RMB1,850 per tonne, respectively. The annual average selling price of our alumina was RMB3,171 per tonne in 2008, representing a year-on-year decrease of 7.1%. We set uniform prices for all our sales of alumina to third party customers by reference to alumina prices at reference markets, the market supply and demand conditions, as well as our short-term and mid-term projections. Our pricing generally takes into account:

*	alumina exports into China, CIF Chinese ports;

*	international transportation costs;

*	the applicable standard PRC import tariff;

*	value-added tax at 17%;

*	import related fees; and

*	domestic supply and demand conditions.

Long-term contracts sales. Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since January 2004, we have entered into a number of domestic long-term alumina sales contracts with three to five-year terms, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange can affect our alumina prices under these long-term contracts, and the significance of such effects may increase as we increase the proportion of alumina sales under long-term contracts.

Primary Aluminum

We sell a majority of our primary aluminum output to third-party customers and the remaining portion to our own aluminum fabrication plants. In 2008, we sold approximately 3,060,000 tonnes of primary aluminum, with the average price of RMB17,231 per tonne, representing a year-on-year decrease of 12.5% from the average price of RMB19,689 per tonne in 2007.

Sales

We sell our primary aluminum through two channels:

*	Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our established customers. These may be long-term or short-term contracts.

*

Sales on the Shanghai Futures Exchange. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the Shanghai Futures Exchange through futures contracts of one to six month terms to hedge against the potential decline in primary aluminum prices.

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

Customers

We sell a majority of our primary aluminum to domestic customers with a small amount to overseas markets. The Chinese market is our core market for primary aluminum, and we expect it to remain so for the foreseeable future. Domestic customers of our primary aluminum products principally consist of:

*	domestic aluminum fabricators that use our primary aluminum as raw material for further processing; and

*	aluminum distributors that resell our primary aluminum products to domestic aluminum fabricators or other purchasers.

Our five largest customers combined together accounted for approximately 9.0%, 12.1% and 8.9% of our total primary aluminum revenue for 2006, 2007 and 2008, respectively. Our largest customer accounted for approximately 3.0%, 3.2% and 3.0% of our total primary aluminum revenue during the same periods.

Our export operations consist of ordinary sales of our products to international customers. All export sales of our primary aluminum are sold at negotiated prices. Since August 1, 2007 exports of certain primary aluminum products have been subject to a provisional 15% export tax, and an export tax refund is available for some of our exports. Due to the small quantity of our exportation, the export tax or export tax refund does not have a substantial effect on us.

Pricing We establish pricing guidelines for domestic sales of our own primary aluminum products, taking into account three main factors:

*	the primary aluminum spot prices on the Shanghai Futures Exchange;

*	our production costs and expected profit margins; and

*	market supply and demand conditions.

As part of our sales integration and centralization efforts, we set minimum prices with respect to each region in China where our primary aluminum is sold. These minimum prices are expressed by reference to the Shanghai Futures Exchange spot price for primary aluminum, excluding transportation. The minimum prices may differ from region to region, but all of our primary aluminum sold into a region, regardless of the plant or warehouse from which it originates or is shipped, is sold at or generally above the minimum price applicable to that region. Those of our smelters filling particular orders are principally involved in discussions with the customer as to the pricing and delivery arrangements for specific transactions. They are required to comply with the minimum pricing guidelines unless prior approval from our corporate headquarters is obtained. In general, we supply each region with products from our nearest smelters to minimize transportation costs.

Aluminum Fabrication Products

We produce aluminum fabrication products based on market demand and sell all of our aluminum fabrication products to third party customers. In 2008, we sold approximately 328,000 tonnes of aluminum fabrication products. We sell most of our aluminum fabrication products domestically, with a small portion to the overseas markets. Our aluminum fabrication products enjoyed an average of 11% export tax refund which varies depending on the particular type of aluminum fabrication product. Most of our sales are based on payment within a short period after delivery. The prices for our aluminum fabrication products are set by agreement with our customers.

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

Aluminum Fabrication Products

Our customers are responsible for the shipment for most sales of aluminum fabrication products.

Principal Facilities

Our core facilities include 17 principal production plants and our Research Institute. Set forth below is a plant-by-plant description of our principal operating facilities. Our production operations are organized and managed according to our three business segments, alumina, primary aluminum and aluminum fabrication products.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite resources. The Guangxi branch receives bauxite for production via highway from the Pingguo mine located in Guangxi Pingguo.

Our Guangxi branch is situated within 17 kilometers of our own mines that contain large, easily exploitable high alumina-to-silica ratio bauxite reserves. The Guangxi branch is our only principal refinery that uses the Bayer method exclusively. With imported European technology and production equipment, our Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have increased Guangxi branch's original designed production capacity by removing production bottlenecks and expanding its capacity. As of December 31, 2008, its production capacity reached 1,730,000 tonnes of alumina per annum after the completion of the Phase III construction project in July 2008, which increased the annual alumina production capacity of Guangxi branch by 880,000 tonnes. In 2008, our Guangxi branch produced 1,318,000 tonnes of alumina and 40,400 tonnes of alumina chemical products. Most of its alumina output is used in the primary aluminum smelter at our Guangxi branch and the remainder is sold to third party smelters.

Our Guangxi branch also uses advanced 160 kA and 320 kA pre-bake reduction pot-lines developed by ourselves for its primary aluminum production. As of December 31, 2008, the branch's primary aluminum production capacity reached 139,500 tonnes of primary aluminum per annum. In 2008, our Guangxi branch produced 155,000 tones of primary aluminum.

Guizhou Branch

Our primary aluminum production facilities in Guizhou Province, which possesses integrated alumina and primary aluminum production facilities, commenced operations in 1966.

Our Guizhou alumina refinery commenced operations in 1978 and has one of the most advanced facilities of its kind in China, as many of its key technologies and equipment are imported. It uses the hybrid Bayer-sintering process for its alumina production and relies on our own mines as well as third party suppliers for bauxite supply. Bauxite from our own nearby mines is delivered to the refinery by cable cars and train. Its alumina output is mostly used in the primary aluminum production at the same plant and the remainder is sold to third party smelters. As of December 31, 2008, the production capacity of our Guizhou branch reached 1,200,000 tonnes of alumina per annum. Our Guizhou branch uses 160 kA, 186kA and 230 kA pre-bake reduction pot-lines in its primary aluminum production. As a result of technological innovations and overhauls since its inception, our Guizhou smelter plant is among the most technologically advanced smelters in China. As of December 31, 2008, the annual production capacity of primary aluminum of our Guizhou branch was 403,700 tonnes. In 2008, our Guizhou branch produced 1,145,800 tonnes of alumina, 6,800 tonnes of alumina chemical products and 322,700 tonnes of primary aluminum.

Our Guizhou branch also contains a modern carbon production facility which produces carbon anodes as well as carbon cathodes. It is our only facility that produces carbon cathodes and supplies all of the carbon cathodes required by seven of our facilities and our Research Institute. Its carbon cathodes are also sold to third party customers throughout China.

Henan Branch

Our Henan branch is located in Zhengzhou, Henan Province, a province rich in bauxite resources. Bauxite is delivered to our Henan Branch for production via railway and highway from the following mines: Xiaoguan mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Yuzhong mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. Its alumina and primary aluminum production commenced in 1966 and 1967, respectively. Our Henan branch was the first refinery in China to develop the hybrid Bayer-sintering process. We commenced the operation of a new alumina production line in February 2004 using the ore-dressing Bayer process that we have developed in recent years to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through local market purchases. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and third party customers. The designed annual production capacity of alumina of our Henan branch was 2,050,000 tonnes as of December 31, 2008. In 2008, our Henan branch produced 1,865,400 tonnes of alumina and 21,900 tonnes of alumina chemical products.

We upgraded a portion of the primary aluminum facilities at this branch, which now utilizes 85 kA pre-bake reduction pot-lines. Its carbon plant produces high quality carbon products for sales to third party customers in China as well as for export, after meeting the needs of our various smelting operations. As of December 31, 2008, Henan branch's annual primary aluminum production capacity reached 56,000 tonnes. In 2008, our Henan branch produced 54,200 tonnes of primary aluminum.

Shandong Branch

The Shandong branch commenced operations in 1954 and has the capacity to produce both alumina and primary aluminum. Bauxite is delivered to our Shandong branch for production via railway and highway from the Yangquan mine in Shanxi Yangquan. Its refinery was China's first production facility for alumina. Both the refinery and smelter are owned and operated by Shandong Aluminum, which became our wholly-owned subsidiary after our A Shares issuance and exchange on April 30, 2007. It produces the majority of its alumina through the sintering process, but has a small production line to produce alumina through the Bayer process using imported bauxite. During 2002, the Bayer production line was converted into an ore-dressing sintering operation. The Shandong branch purchases the majority of the bauxite required for its production from small third party mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters as well as third party customers. As of December 31, 2008, the annual capacity of alumina of our Shandong branch reached 1,500,000 tonnes and it produced 929,375 tonnes of alumina in 2008.

In addition, our Shandong branch also produces substantial amounts of alumina chemical products. It is the largest and most technologically advanced alumina chemical products production facility, and produces the most varieties of these products in China. Alumina chemical products produced by our Shandong branch are used in the jewelry, ceramics and other industries. Its alumina chemicals products are sold both domestically and internationally. In 2008, our Shandong branch produced 657,900 tonnes of alumina chemical products.

Our Shandong branch's primary aluminum operations have undergone technological and equipment upgrades, with the majority of its original equipment having been replaced by more advanced equipment. As of December 31, 2008, our Shandong branch's primary aluminum production capacity reached 75,000 tonnes of primary aluminum per annum and it produced 123,000 tonnes of primary aluminum in 2008.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility and is also China's second largest smelter in terms of production capacity. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 160 kA automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province resulting from substantial hydroelectric power stations in the region. Historically, the branch has relied on our Shanxi, Shandong, Henan and Zhongzhou branches for its alumina supply. Because of its relatively remote location, it incurs higher average transportation costs for both raw materials and its primary aluminum products than our other branches. The Qinghai branch's designed annual production capacity of primary aluminum was 367,000 tonnes in as of December 31, 2008. In 2008, our Qinghai branch produced 390,600 tonnes of primary aluminum.

Shanxi Branch

Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province with rich bauxite deposits in China. Bauxite is transported to our Shanxi branch for production via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant and is currently China's largest alumina plant in terms of production capacity.

Our Shanxi branch's production facilities are primarily imported and are more technologically advanced than our other domestic alumina refineries. Shanxi branch relies on bauxite from our own mines as well as third party suppliers. Due to its close proximity to large coal mines and substantial water resources, it currently has the largest power generation capacity amongst our alumina manufacturing facilities. The total alumina production capacity of our Shanxi branch reached 2,217,000 tonnes as of December 31, 2008. Our Shanxi branch produced 1,955,700 tonnes of alumina and 31,600 tonnes of alumina chemical products in 2008.

Zhongzhou Branch

Situated in Henan Province, our Zhongzhou branch is a stand-alone alumina plant, located near bauxite, coal and water supplies. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, including improved sintering technology. We purchase bauxite supplies from Henan and Shanxi Provinces.

Its production capacity reached 1,830,000 tonnes of alumina per annum as of December 31, 2008. Our Zhongzhou branch produced 1,806,100 tonnes of alumina and 235,800 tonnes of alumina chemical products in 2008.

Lanzhou Branch

Our Lanzhou branch is situated in Lanzhou city in Gansu Province and is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 which we acquired through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual production capacity of approximately 428,000 tonnes as of December 31, 2008. It produced 404,200 tonnes of primary aluminum in 2008.

Jiaozuo Wanfang

Jiaozuo Wanfang is situated in Jiaozuo city in Henan Province and is a stand-alone primary aluminum plant. Jiaozuo Wanfang was established in 1993, whose shares were listed on the Shenzhen Stock Exchange in 1996. In May 2006, we entered into a Sale and Purchase Agreement with Jiaozuo Wanfang Group to acquire 29% of the issued share capital, or 139,251,064 State-owned legal person shares held by Jiaozuo Wanfang Group in the issued share capital of Jiaozuo Wanfang and thus became its largest shareholder. In 2008, we obtained de facto control over Jiaozuo Wanfang and accordingly, it became our subsidiary.

Jiaozuo Wanfang had an annual production capacity of 412,000 tonnes of primary aluminum as of December 31, 2008 and produced 411,200 tonnes of primary aluminum in 2008.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. On March 30, 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Following the completion of its capacity expansion in June 2008, Shanxi Huaze's designed annual production capacity of primary aluminum reached 350,000 tonnes as of December 31, 2008 and it produced 258,700 tonnes of primary aluminum in 2008.

Shanxi Huasheng

Shanxi Huasheng Aluminum is situated in Shanxi Province. On December 6, 2005, we entered into a joint venture agreement with Guan Lv, to establish a joint venture company, Shanxi Huasheng. The joint venture company commenced operations in March 2006. Its designed annual production capacity of primary aluminum reached approximately 220,000 tonnes as of December 31, 2008. In 2008, Shanxi Huasheng produced 216,200 tonnes of primary aluminum. The joint venture company has a total investment of RMB2,379.4 million and a registered capital of RMB1,000 million, of which we committed RMB510 million. We currently hold a 51% equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and eight other companies, which are the shareholders of Zunyi Aluminum, to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co., Ltd. and all the equity interest held by the other eight companies. We have completed our purchase and currently hold 61.29% of the equity interest in Zunyi Aluminum. Following the completion of a new primary aluminum project with production capacity of 125,000 tonnes in August 2008, Zunyi Aluminum's primary aluminum annual production capacity reached 235,000 tonnes as of December 31, 2008 and it produced 87,657 tonnes of primary aluminum in 2008.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. With the partial completion of a new primary aluminum project at the end of 2008 which increased the primary aluminum production capacity of Fushun Aluminum by 100,000 tonnes, Fushun Aluminum's annual primary aluminum production capacity reached 240,000 tonnes as of December 31, 2008. Fushun Aluminum produced 107,000 tonnes of primary aluminum in 2008.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire 55% of the equity interest of Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. After the completion of its expansion plan in 2008, Shandong Huayu's annual primary aluminum production capacity reached 200,000 tonnes as of December 31, 2008. It also has supporting facilities and two 135MW coal-fired generators. In 2008, Shandong Huayu produced 106,200 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold 51% of the equity interest in Gansu Hualu. The joint venture had a designed annual production capacity of 160,000 tonnes of primary aluminum as of December 31, 2008 and produced 143,900 tonnes of primary aluminum in 2008.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had a designed annual production capacity of 457,000 tonnes as of December 31, 2008 with the completion of its expansion projection at the end of 2008 which increased the annual primary aluminum production capacity by 150,000 tonnes. In 2008, it produced 299,600 tonnes of primary aluminum.

Liancheng branch

Liancheng branch is located in Gansu Province. In late May, 2008, we acquired 100% of the equity interest of Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. As of December 31, 2008 Liancheng branch had an annual primary aluminum production capacity of 230,000 tonnes and produced 140,618 tonnes of primary aluminum in 2008.

Chalco Qingdao

Located in Qingdao, Shandong Province, Chalco Qingdao specializes in using recycled aluminum materials to produce aluminum fabrication products with recycled aluminum. In 2008 it commenced trial production following the completion of the construction of its production line to use recycled aluminum to produce aluminum fabrication products. As of December 31, 2008, Chalco Qingdao had an annual production capacity of 120,000 tonnes and produced 3,100 tonnes of aluminum fabrication products in its trial production.

Northwest Aluminum

Northwest Aluminum is situated in Lanzhou city in Gansu Province and is an aluminum fabrication plant. It was part of Lanzhou Aluminum before July 2007 which we acquired through share exchange in April 2007, whose A Shares were listed on Shanghai Stock Exchange until April 24, 2007, when we acquired Lanzhou Aluminum through share exchange. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Northwest Aluminum has an annual production capacity for aluminum fabrication products of approximately 100,000 tonnes as of December 31, 2008 and produced 60,146 tonnes of aluminum fabrication products in 2008.

Chalco Ruimin

Located in Fujian, Chalco Ruimin commenced production in 1996 and specializes in aluminum fabrication. In late May 2008, we purchased 75% of the equity interest of Chalco Ruimin from Chinalco on the China Beijing Equity Exchange. As of December 31, 2008, Chalco Ruimin had an annual aluminum fabrication capacity of 120,000 tonnes and it produced 56,600 tonnes of aluminum fabrication products in 2008. Chalco Ruimin has undertaken an expansion plan which is expected to be completed in 2009 and we expect the completion of this project to increase Chalco Ruimin's aluminum fabrication capacity by 250,000 tonnes.

Huaxi Aluminum

Located in Chengdu, Sichuan Province, Huaxi Aluminum commenced production in 1997 and specializes in aluminum fabrication. In late May 2008, we purchased 56.86% of the equity interest of Huaxi Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, Huaxi Aluminum had an annual aluminum fabrication production capacity of 22,000 tonnes and it produced 9,500 tonnes of aluminum fabrication products in 2008.

Chalco Southwest Aluminum

Established in September 2004 and located in Chongqing, Chalco Southwest Aluminum specializes in aluminum fabrication. On May 30, 2008, we purchased 60% of the equity interest of Chalco Southwest Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, Chalco Southwest Aluminum had an annual aluminum fabrication production capacity of 350,000 tonnes and produced 97,200 tonnes of aluminum fabrication products in 2008.

Henan Aluminum

Established in August 2005 and located in Luoyang, Henan Province, Henan Aluminum specializes in aluminum fabrication. In late May 2008, we acquired 84.02% of the equity interest of Henan Aluminum from Chinalco and China Nonferrous Metals Technology on the China Beijing Equity Exchange. As of December 31, 2008, Henan Aluminum had an annual aluminum fabrication production capacity of 270,000 tonnes and produced 120,500 tonnes of aluminum fabrication products in 2008.

Research Institute

Established in August 1965 and located in Zhengzhou, Henan Province, the Research Institute specializes in aluminum smelting-related research and development. It is the only research institute in China dedicated to light metals research, and has played a key role in bringing about technological innovations in China's aluminum industry. The Research Institute is central to our research and development efforts. The Research Institute operates test facilities, which produce alumina chemical products and primary aluminum. It also provides research and development services to third parties on a contractual basis. Approved by the Ministry of Science and Technology of the PRC in December 2003, Research Institute established National Research Center of Aluminum Refinery Technologies and Engineering. As of December 31, 2008 our Research Institute has an annual alumina production capacity of 20,000 tonnes and annual primary aluminum production capacity of 18,000 tonnes. In 2008, our research Institute produced 16,500 tonnes of primary aluminum.

Competition

Alumina

As the largest producer of alumina in China, we believe that we will not face significant competition from domestic alumina producers in the immediate future for the following reasons:

*	a new producer would need access to a substantial and stable supply of bauxite as well as approval from relevant department under the State Council of China;

*	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China;

*	we have strong capacity in technology research and hold certain proprietary technologies and patents;

*	we have a large number of professionals who have extensive experience in production and management in this area;

*	we are supported by the state policy.

In 2008, global alumina output reached approximately 79.18 million tonnes, representing an increase of 6.2% over 2007 and global consumption of alumina reached approximately 78.07 million tonnes, representing an increase of 4.5% over 2007. Since the fourth quarter of 2008, affected by the decrease in demand from primary aluminum producers as a result of the international financial crisis, global alumina producers have reduced their production. As of the end of 2008, approximately 9.8% of the global alumina production capacity was idled, while in China, 24.4% of the production capacity was idled. Due to the decrease in demand, the annual average price of imported alumina in 2008 was US$357 per tonne, representing a year-on-year decrease of 9.2% compared with 2007. The annual average selling price of our alumina in 2008 was RMB3,171 per tonne, representing a year-on-year decrease of 7.1% compared with 2007. In 2008, our alumina production represented approximately 36.5% of the total domestic consumption and approximately 42.8% of the total domestic output of alumina.

In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, the National Development and Reform Commission of China ("NDRC") published "Entrance Conditions for Aluminum Industry" (the "Entrance Conditions") in November 2007. According to the Entrance Conditions, new bauxite projects must be approved by the provincial authority or the relevant department of the State Council of China depending on the amount of total investment, and any new alumina project must be approved by the relevant department of the State Council of China. The Entrance Conditions also provide detailed requirements for capital size, service period and resource utilization rate for a new bauxite or alumina project to be approved. The Entrance Conditions has established a high entry barrier for new alumina producers in China.

We believe that we have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in close proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. Our competitive advantages may be reduced if international suppliers of alumina can offer alumina in China at prices below ours. As a result of China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China was reduced to nil on January 1, 2008. In addition, the value-added tax on imports of bauxite into China was increased from 13% to 17% on January 1, 2009.

Primary Aluminum

Domestic Competition

Over 90% of our primary aluminum revenue is derived from sales in China. Our competitors include other domestic smelters and international producers that sell primary aluminum into China. In 2008, our primary aluminum production represented approximately 26.0% of total domestic consumption.

There are approximately 83 primary aluminum smelting companies operating in China, which sell substantially all of their products in China. We are the largest integrated alumina and primary aluminum producer in China, and Baotou Aluminum, our Guizhou branch, Jiaozuo Wanfang and our Lanzhou branch operate four of the ten largest smelters in China. Our smelters altogether accounted for 24.7% of the domestic primary aluminum production for 2008. Currently, only 19 primary aluminum producers in China (including Chalco) have annual production capacities of 300,000 tonnes or more which have approximately 55% of the total primary aluminum production capacity in China and only 10 primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more. Most smelters have smaller production capacities. It is the PRC government's industrial policy to consolidate the Chinese primary aluminum industry into an industry that consists of larger, less polluting and more efficient producers. Accordingly, the larger smelters are being granted favorable treatment, including priority in the allocation of raw materials and electricity supplies. These preferential treatments give large domestic smelters a stronger competitive advantage over small domestic smelters. Moreover, according to the Entrance Condition, effective from November 2007, any new aluminum projects must be approved by the relevant department of the State Council of China and must have a secured alumina supply. In addition, for the moment, the relevant department of the State Council is not expected to approve any new aluminum projects except those environmental protection upgrade projects and expired equipment exchange projects specially planned by the PRC government.

Although we face competition from other large domestic smelters, we have several advantages over such competitors, including:

*

Scale of production. With 17 primary aluminum facilities, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes in order to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

*

Technology. We believe we have more sophisticated and efficient technology than most of our domestic competitors. Our Guangxi, Guizhou and Qinghai branches are among the most technologically advanced primary aluminum smelting facilities in China. In addition, our technological support and research and development capabilities are superior to other domestic smelters.

*

Vertical integration. As the largest integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our 17 primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations. Since 2006, we have captured the market opportunity and expanded our primary aluminum business by mergers and acquisitions. We acquired seven primary aluminum plants in 2006 and 2007, which significantly improved our own utilization rate of the alumina we produced. In 2008, we acquired Liancheng Longxing Aluminum Company Limited, which increased our total annual primary aluminum production capacity by 230,000 tonnes.

*

Quality. The quality of our primary aluminum is generally higher than that of the primary aluminum produced by most of our domestic competitors. The primary aluminum produced by most of our smelters has satisfied the quality standards of the London Metal Exchange, or LME, and we are registered for trading on the LME.

Aluminum Fabrication Products

Domestic Competition

Over 90% of our aluminum fabrication products revenue is derived from sales in China. Our competitors include other domestic aluminum fabrication products producers and international producers that sell aluminum fabrication products into China.

There are approximately 1,030 aluminum fabrication producers in China with an aggregate annual capacity of 17.5 million tonnes as of the end of 2008. In 2008, the aluminum fabrication producers in China produced approximately 14 million tonnes of aluminum fabrication products.

International Competition

The tariff rate for alumina and primary aluminum imports was reduced to nil on January 1, 2008 and August 1, 2007, respectively. In 2008, China imported approximately 4,580,000 tonnes of alumina, representing a 12.4% decrease from 2007. China had net import of approximately 10,300 tonnes of primary aluminum in 2008, representing a 79.1% decrease from 2007. Competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large, efficient international companies. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, certain PRC governmental policies directed at promoting the growth of larger domestic smelters are likely to be retained, and the PRC government encourages large domestic smelters to explore overseas markets.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit production costs. We have successfully commercialized our previous research and development results in various technologies. In 2008, we spent RMB178 million on research and development. We made significant progress in research and development of new methods and technologies in 2008. We completed 125 technological projects, including 65 technology development projects, 26 industrialization and promotion and application of advanced technologies projects and 34 basic application projects. We were recognized as one of the "innovative enterprises" by the Ministry of Science and Technology, the State Council's Asset Supervision and Administration Commission and the All China Federation of Trade Unions. Our modernized hot rolling technologies and craftsmanship for aluminum and aluminum alloy project received the National Technology Advancement Award in 2008. Moreover, the Group's self-developed techniques including the new bauxite processing techniques and equipment, the new techniques for highly effective and energy-saving alumina production and the latest technique of structural port for aluminum smelting will be promoted and applied so as to alleviate the pressure of resource shortages and tight energy supply. The "3-dimensional refinements" which is currently being promoted in aluminum smelters of the Group, can effectively boost the strength of the electrical current. We filed a total of 308 patent applications in 2008.

As of December 31, 2008, we owned 635 patents. The major registered patents relate primarily to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design is valid for 10 years from the date of the patent application.

As of December 31, 2008, we owned 26 trademarks, which are used to identify our businesses and products. The trademarks have a term of 10 years. We have entered into a Trademarks License Agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

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

Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities on site or has developed other methods to dispose of the industrial waste. In 2008, our Shandong, Henan, Shanxi, Guizhou, Zhongzhou, Guangxi, Qinghai and Lanzhou branches were awarded by local governments for outstanding performance in environmental protection.

We have improved our energy-efficiency by applying new production techniques and new technologies and optimizing our production process. In 2008, our comprehensive energy consumption of alumina production decreased by 5.41%, our comprehensive alternating current consumption of primary aluminum production decreased by 0.26%, which equals an average decrease of 37.2 kWh per tonne and energy consumption of aluminum ingots decreased by 3.14 kg standard coal/per tonne compared with 2007. We have saved 3,600,000 tonnes of standard coal through our energy saving efforts since we were established eight years ago. We have replaced outdated technology and processes with clean technology and processes and been promoting the concept of "zero emission plant" and the technology of zero emission of waste water. We have invested a total of RMB490 million on 13 waste water treatment projects, and have basically achieved zero waste water emission.

Our total expenditures for environmental protection was RMB105.5 million, RMB533.0 million and RMB629.0 million for the years ended December 31, 2006, 2007 and 2008, respectively. We were granted ISO 14001accreditations issued by The International Certification Network on December 31, 2004. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property, plant and equipment, our transportation vehicles and various assets that we consider to be subject to significant operating risks. However, there are certain types of losses, such as losses from war, acts of terrorism and natural disasters such as earthquakes, for which we cannot obtain insurance at a reasonable cost or at all. Natural disaster such as typhoons, tornados, floods, landslides and lighting strikes are within our insurance coverage and can be reasonably compensated by insurance companies if our losses are more than RMB10,000.

We paid a total of RMB61.5 million, RMB62.4 million and RMB68.6 million in insurance premiums in 2006, 2007 and 2008, respectively.

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

We are principally subject to governmental supervision and regulation by two agencies of the PRC government:

*

the NDRC, which sets and implements the major policies concerning China's economic and social development, approves investments exceeding certain amounts, coordinates and improves the reform of the economic system, and formulates industrial policies and investment guidelines for all industries including the aluminum industry; and

*	the Ministry of Land and Resources of the People's Republic of China, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for Capital Investments

Any capital markets financing activities by an enterprise or company incorporated in PRC, for example, those to finance capital projects, are subject to approval by securities regulatory authorities and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer incorporated in the PRC must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Offerings of bonds in PRC by a listed company incorporated in the PRC are subject to approval from the CSRC, while offering of bonds in PRC by other enterprises are subject to approval from the People's Bank of China, as well as the NDRC, or their competent local authorities. Offering of bonds outside the PRC are subject to approval from the NDRC and/or the State Administration of Foreign Exchange. For all international financing activities through issuance of bonds, the issuer must register with the administrative authorities of foreign exchange.

Foreign investment in the exploring and mining of alumina and primary aluminum is permitted by the PRC government.

Entrance Conditions for Aluminum Industry

"Entrance Conditions for Alumina Industry" provides that, (i) all new bauxite projects must be approved by relevant authorities at the provincial governments, with an exception for those projects with a total investment over RMB500 million, for which the approval from the competent authority under the State Council is required. In addition, all new bauxite projects should have an annual production capacity of not less than 300,000 tonnes with a service period of over 15 years; (ii) all new alumina projects must obtain approval from the State Council. Alumina projects which consume domestic bauxite mines must have an annual production capacity of over 800,000 tonnes and service duration of bauxite mines must exceed 30 years. Alumina projects which consume imported bauxite mines must have an annual production capacity of over 600,000 tones and have reliable bauxite supply. Raw materials supplied under long-term purchase agreements with terms of over five years must exceed 60% of the total raw material demand; (iii) all new aluminum projects must be approved by the State Council. In near future, approval will only be granted to environmental protection upgrade projects and those projects under state plan to replace out-of-date equipments. All update or replacement project must have reliable alumina supply, power supply and transportation access.

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

Electricity Supply and Price

The State Electricity Regulatory Commission of the People's Republic of China is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization.

The Electric Power Law of the People's Republic of China and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements. In October 2007, Chinese government issued "Notice on Further Solutions of the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises are being gradually abolished.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

The import taxes on alumina and primary aluminum were reduced to nil on January 1, 2008 and August 1, 2007, respectively. The export tax rate for certain primary aluminum products was increased to 15% August 1, 2007. In addition, under the PRC government directive, effective from August 22, 2005 we no longer import alumina for processing trade.

Environmental Protection Laws and Regulations

The Ministry of Environmental Protection of the People's Republic of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their respective jurisdictions.

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

Mineral Resources Laws and Regulations

All mineral resources in China are owned by the State under the current Mineral Resources Law. Exploration, exploitation and mining operations must comply with the relevant provisions of the Mineral Resources Law and are under the supervision of the Ministry of Land and Resources. Exploration and exploitation of mineral resources are also subject to examination and approval by the Ministry of Land and Resources and relevant local authorities. Upon approval, a mining permit or exploitation permit is issued by the relevant administrative authorities, which are responsible for supervision and inspection of mining exploitation in their jurisdiction. Annual reports are required to be filed by the holders of mining rights with the relevant administrative authorities.

The PRC government permits mine operators of collectively owned mines to exploit mineral resources in designated areas and individuals to mine scattered mineral resources. Such mine operators and individuals are subject to government regulation. Mining activities by individuals are restricted. Individuals are not permitted to exploit mineral reserves allocated for exploitation by a mining enterprise or company, or specified minerals prescribed by the State for protective mining. Indiscriminate mining that damages mineral resources is prohibited.

If mining activities result in damage to arable land, grassland or afforested area, the mining operator must take measures to return the land to an arable state within the prescribed time frame. Any entity or individual which fails to fulfill its remediation obligations may be fined and denied application for land use rights for new land by the relevant land and natural resources authorities.

It is unlawful for an entity or individual to conduct mining operations in areas designated for other legal mining operators. A mining operator whose exploitation causes harm to others in terms of production or in terms of living standards is liable for compensation and is required to take necessary remedial measures. When a mine is closed, a mine closure report and information concerning the mining facilities, hidden dangers, remediation and environmental protection must be submitted for examination and approval in accordance with the relevant PRC law and regulations.

The mineral products illegally extracted and the income derived from such activities may be confiscated and may result in fines, revocation of the mining permit and, in serious circumstances, criminal liability.

Tax Laws and Regulation

In March 2007, the PRC government promulgated the Enterprise Income Tax Law which became effective from January 1, 2008. The Enterprise Income Tax Law imposes a single income tax rate of 25% on both domestic and foreign invested enterprises. The Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the "FIE and FE tax laws") and Provisional Regulations of the PRC on Enterprise Income Tax were abolished simultaneously. The Enterprise Income Tax Law provides for a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years. On December 6, 2007, PRC government promulgated the Enterprise Income Tax Law Implementation Rules which also became effective on January 1, 2008.

ORGANIZATIONAL STRUCTURE

We are organized as a joint stock limited company under PRC law. As of December 31, 2008, Chinalco, Baotou Group, Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute and public shareholders owned 38.56%, 2.60%, 0.58%, 0.03% and 58.23%, respectively, of our issued share capital.

In late May, 2008, we acquired 56.86% of the equity interest in Huaxi Aluminum, 75% of the equity interest in Chalco Ruimin, 100% of the equity interest in Chalco Southwest Aluminum Cold Rolling and Liancheng Longxing Aluminum Company Limited, 60% of the equity interest in Chalco Southwest Aluminum, 71.01% of the equity interest in Henan Aluminum from Chinalco and 13.01% of the equity interest in Henan Aluminum from China Nonferrous Metals Technology on the China Beijing Equity Exchange. In addition, we also acquired the aluminum alloy business of Pingguo Aluminum in 2008.

PROPERTY, PLANT AND EQUIPMENT

Land

Chinalco leases to us 459 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 61.9 million square meters for the purposes of all aspects of our operations and businesses. The leased land mainly consists of:

*

449 pieces of allocated land with an area of approximately 61.0 million square meters, on which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights; and

*	6 pieces of land with an area of approximately 202,435 square meters for which Chinalco has paid the land premiums and has been granted land use rights certificates.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 59 buildings to Chinalco, with an aggregate gross area of approximately 62,819 square meters. Chinalco leases 100 buildings to us, with an aggregate gross area of approximately 273,637 square meters. The lease terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco had obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premisses at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which, the agreegated gross floor area we lease under such tenancy agreement has been increased to 30,187.9 square meters.

For environmental issues in relation to the utilization of our assets, please refer to "Item 4. Environmental Protection".

Our Expansion

Our capital expansion plan for 2009 requires a total of RMB13.4 billion in capital expenditures for technology upgrading and expansion projects to increase our annual production capacity. In 2009, our annual production capacities of alumina and aluminum fabrication are expected to increase by 200,000 tonnes and 345,000 tonnes, respectively. For more information, see "Item 5. Operating and Financial Review and Prospects - Capital Expenditure Plan".

The following table shows the expected aggregate effects of our expansion and improvement plans for our alumina and primary aluminum production facilities for 2009:

	Production	Expected Production
Planned Capital	Capacity as of	Capacity as of
Investment for 2009	December 31, 2008	December 31, 2009

(RMB in billions)	(in thousand tonnes)

Alumina(1)	5.8	11,077.0	11,277.0(1)
Primary aluminum(2)	1.8	3,991.2	3,922.2(2)
Aluminum fabrication(3)	2.2	982.0	1,327.0(3)
Others(4)	3.6(4)	-	-

(1)	includes 200,000 tonnes of expected production capacity as of December 31, 2009 from Zhongzhou branch.

(2)	the production capacity of primary aluminium is expected to decrease by 69,000 tonnes from 2008 because we have suspended the operation of high energy consumption facilities.

(3)

includes 110,000 tonnes of expected production capacity as of December 31, 2009 from Chalco Nanhai, 80,000 tonnes from Henan Aluminum following the completion of its cold rolling production line with an annual capacity of 100,000 tonnes and production capacity increase of 150,000 tonnes of Chalco Ruimin.

(4)	expected to be used for research and development, exploration, construction of information technology system and preliminary phase of overseas projects.

Capital expenditures are expected to further expand our alumina and primary aluminum production capacities to further enhance synergies arising from economies of scale, vertical integration and reduction of our unit production cost.

In 2009, we will continue the expansion and restructuring of our primary aluminum, alumina and aluminum alloy projects, the majority of which are included as follows:

*

Chalco Southwest Aluminum Cold Rolling aluminum fabrication project. This project is expected to be completed in 2010 and we expect the completion of this project to increase our annual aluminum fabrication products production capacity by 250,000 tonnes. We expect to invest RMB1.64 billion in this project and by the end of 2008, we had invested RMB1.05 billion.

*

Chalco Ruimin aluminum fabrication project. This project is expected to be completed in 2010 and we expect the completion of this project to increase our annual aluminum fabrication products production capacity by 250,000 tonnes. We expect to invest RMB2.87 billion in this project and by the end of 2008, we had invested RMB700 million.

*

Chalco Zunyi alumina project. This project is expected to be completed in 2010 and we expect the completion of this project to increase our annual alumina production capacity by 800,000 tonnes. The total investment for this project is RMB4.41 billion and we had invested RMB2.23 billion by the end of 2008.

*

Zhongzhou branch alumina renovation project. This project is expected to be completed in 2009, and we expect the completion of this project to increase our annual alumina production capacity by 200,000 tonnes.

*

Chalco Nanhai aluminum alloy project. This project is expected to be completed in 2009, and we expect the completion of this project to increase our annual aluminum alloy production capacity by 110,000 tonnes.

*

Henan Aluminum cold rolling project. This project is expected to be completed in 2009, and we expect the completion of this project to increase our annual aluminum fabrication products production capacity by 85,000 tonnes.

*

Chongqing branch alumina project. This project is expected to be completed in 2010, and we expect the completion of this project to increase our annual alumina production capacity by 800,000 tonnes. We expect to invest RMB4.97 billion in this project and by the end of 2008, we had invested RMB2.47 billion.

*	Zunyi Aluminum project. This project is expected to be completed in 2010, and we expect the completion of this project to increase our annual alumina production capacity by 800,000 tonnes.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations and the proceeds from medium-term and long-term debt financing.

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

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements, and selected historical financial data, in each case together with the accompanying notes, included elsewhere in this annual report. This section contains certain expressions such as "expect", "anticipate" "believe", "seek", "estimate", "intend"", "should", "may" or other terms or phrases which are forward-looking statements involving risks and uncertainties. See "Item 3 Key Information - Risk Factors". Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements.

The HKFRS financial information discussed in this section have been restated after taking into account the effects of common control business combinations that took place in 2007 and 2008, which were accounted for using merger accounting. See Note 5 to the Consolidated Financial Statements.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with HKFRS, which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to our consolidated financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our financial statements.

Property, Plant and Equipment

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured at the higher of net selling price and value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the assets belong. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include the cash inflows from continuing use of the asset and cash outflows to prepare the asset for use that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset. If applicable, estimates also include net cash flows to be received (or paid) for the disposal of the asset at the end of its useful life. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volume of products and costs of production. If there is an indication of impairment, the carrying amount of such assets is written down to its recoverable amount. In addition, we determine the estimated useful lives of our property, plants and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previous estimates, and will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Results in actual transactions could differ from those estimates used to evaluate the useful lives and impairment of such long-lived assets.

Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to the identifiable net assets of entities acquired. Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group has ceased amortization of goodwill. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combinations in which the goodwill arose. Impairment losses on goodwill are not reversed. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds implied fair value. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volumes of products and costs of production. Management considers both past data and all currently available information at the time the valuations of its businesses are performed. Results in actual transactions could differ from those estimates used to evaluate the impairment of goodwill.

Inventories

The Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, we have made estimates and assumptions relating to selling price, costs of conversion, selling expenses and related tax expense to calculate their net realizable value. It is reasonably possible, that if there is a significant change in the Group's business operations and external conditions, the net realizable value within the next financial year would be significantly affected.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRS, which differs in various material respects from U.S. GAAP. See Note 35 to our audited consolidated financial statements. The summary of differences involves management's estimates and assumptions which may affect the reported amounts of assets and liabilities and revenues and expenses.

New HKFRS and US GAAP pronouncements

For a detailed discussion of new accounting pronouncements, please see Notes 2(a)(ii) and 35(k) to our audited consolidated financial statements.

Overview

We are the largest producer of alumina, primary aluminum and aluminum fabrication products in China. We were the third largest producer of alumina and the fourth largest producer of primary aluminum in the world in terms of production volumes for the year ended December 31, 2008. We are engaged principally in alumina refining, primary aluminum smelting and aluminum fabrication. We organize and manage our operations according to the following business segments:

- 48 -

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to our primary aluminum smelters and externally to customers outside of our Company. This segment also includes the production and sale of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling primary aluminum products to the Group's internal aluminum fabrication plants and external customers. This segment also includes production and sales of carbon products and aluminum alloy products.

*

Aluminum fabrication segment, which consists of purchasing primary aluminum, other raw materials, supplemental materials and electric power, and processing primary aluminum into and sales of, seven main aluminum fabrication products, including casts, planks, screens, extrusions, forges, powder and die castings.

*	Others include activities of the headquarters and other operations of the Group, including research and development activities relating to aluminum business.

Factors Affecting Our Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors. Our financial statements may not be indicative of our future earnings, cash flows or financial position for numerous reasons including those described below.

Acquisitions

Our results of operations and financial condition have been and will continue to be affected by subsidiaries, associates and branches we have acquired or will acquire. In 2007, we acquired Baotou Aluminum, which increased our annual production capacity of primary aluminum by 307,000 tonnes as of December 31, 2007. In 2008, we acquired 100% of the equity interest in Liancheng Longxing Aluminum Company Limited and Chalco Southwest Aluminum Cold Rolling, 56.86% of the equity interest in Huaxi Aluminum, 75% of the equity interest in Chalco Ruimin, 60% of the equity interest in Chalco Southwest Aluminum and 84.02% of the equity interest in Henan Aluminum in 2008, which increased our annual aluminum fabrication production capacity and primary aluminum production capacity by 762,000 tonnes and 230,000 tones, respectively, as of December 31, 2008.

Alumina Prices

We sell our alumina products by way of spot sales and under long-term contracts. Pricing for our alumina products is determined by the nature of the sale as described below.

Spot sales. We set uniform prices for all our external sales of alumina by reference to alumina prices in reference markets, the market supply and demand conditions as well as our short-term and mid-term projections. Our pricing generally takes into account:

*	alumina exports into China, CLF Chinese ports;

*	international transportation costs;

*	the applicable standard PRC import tariff;

*	value-added tax at 17%;

*	import related fees; and

*	domestic demand and supply conditions.

In 2008, the international and domestic spot prices of alumina decreased gradually due to a number of factors including, but not limited to, the rapid expansion of alumina production capacity, sharp decrease in demand as a result of the reduction in production by primary aluminum producers brought about by international financial crisis. The spot price of alumina in the international market supplied to PRC reached its highest point at approximately US$450 per tonne and bottomed at approximately US$200 per tonne, the spot price of alumina in the domestic market reached its highest point at RMB4,500 (US$659.6) per tonne and bottomed at RMB1,850 (US$271.2) per tonne. The annual average import price of alumina in 2008 was US$357 per tonne, representing a year-on-year decrease of 9.2%. The yearly average selling price of our alumina in 2008 was RMB3,171 per tonne, representing a year-on-year decrease of 7.1%.

The global output of alumina for 2008 was approximately 79.18 million tonnes, representing a year-on-year increase of 6.2%. The global alumina consumption reached approximately 78.07 million tonnes, representing a year-on-year increase of 4.5%. In response to the decrease in demand from aluminum producers, global alumina manufacturers started to reduce their production scales in the fourth quarter of 2008. As of the end of December 2008, approximately 9.8% of the total global alumina production capacity was idled, while in China, approximately 24.4% of the alumina production capacity was idled. In 2008, the domestic output of alumina products reached approximately 22.78 million tonnes, representing a year-on-year increase of 17.1%. The domestic consumption of alumina was approximately 26.70 million tonnes, representing a year-on-year increase of 2.7%. In 2008, alumina imported into the PRC amounted to approximately 4.58 million tonnes, representing a year-on-year decrease of 12.4%.

Long-term contracts sales. Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since 2001, we have entered into a number of domestic long-term alumina sales contracts with terms ranging from three to five years, pursuant to which, the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange ("SHFE"). As a result, fluctuations of primary aluminum prices on the SHFE can affect our alumina prices under these long-term contracts, and the significance of such effects may increase as we increase the proportion of alumina sales under long-term contracts. We sold approximately 2.6 million tonnes of alumina under long-term contracts in 2008.

Primary Aluminum Prices

Like most primary aluminum producers in China, we price our primary aluminum products by reference to SHFE spot prices. The SHFE primary aluminum spot prices generally reflect LME primary aluminum spot prices, plus an amount on account of international transportation, import tariffs, value-added tax and other import-related costs. Thus, fluctuations in the SHFE (and, by extension, the LME) spot prices affect our operating results. Primary aluminum prices on the SHFE and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on LME and the SHFE in 2006, 2007 and 2008.

2006	2007	2008

(U.S. Dollar per tonne)

LME	2,591.0	2,661.0	2,573.0
Shanghai Futures Exchange	2,227.0	2,294.0	2,180.0

During the year 2008, the international and domestic prices of primary aluminum were volatile. Prior to September 2008, affected by various factors such as the U.S. subprime crisis, economic slowdown in western countries as well as power restriction and production cuts of primary aluminum in countries such as the PRC and South Africa, the highest spot price of aluminum at the LME reached US$3,260 per tonne as compared with the lowest spot price of US$2,370 per tonne. The highest and the lowest spot prices of aluminum on the SHFE were RMB21,600 per tonne and RMB18,040 per tonne respectively. Since October 2008, the aluminum price experienced a drastic fall with intensification of the international financial crisis. Spot prices of aluminum on the LME and SHFE hit a record low of US$1,471 per tonne and RMB10,050 per tonne, respectively. The average spot price of aluminum as quoted by LME in 2008 was US$2,573 per tonne, representing a decrease of 2.5% compared with the prior year, while that of SHFE was RMB17,345 per tonne, representing a decrease of 11.4% compared with the prior year.

In 2008, the global output of primary aluminum reached approximately 39.96 million tonnes, representing an increase of 4.7% over 2007. The global consumption of aluminum reached approximately 38.13 million tonnes, representing an increase of 0.8% over 2007. Since 2008, especially in the fourth quarter of 2008 when the international financial crisis posed a deepening impact on enterprises' results, major aluminum consumption industries such as the real estate and automobile sectors have seen negative growth, followed by decreased global aluminum consumption and increase in inventories. In light of the drastic decline in aluminum prices and decreased consumption, both domestic and international aluminum producers reduced production. As of the end of December 2008, approximately 13.5% of the global aluminum production capacity was idled, while in China, approximately 24.1% of the aluminum production capacity was idled. In 2008, the domestic output of primary aluminum reached approximately 13.18 million tonnes, representing an increase of 4.9% over 2007 and the domestic consumption of primary aluminum reached approximately 12.50 million tonnes, representing an increase of 0.5% over 2007.

Electricity Prices

The smelting of primary aluminum requires a substantial and continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. The preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises are being gradually eliminated according to "Notice on Further Solutions to the Differences in Electricity Rates" issued by the Chinese government in October 2007, which further increased the costs for our primary aluminum production. The prices of electricity increased during the first three quarters of 2008 due to the gradual abolishment of the preferential policies and adjustment of the electricity prices by the State, and then decreased in some provinces during the last quarter of 2008. The average annual price of electricity increased by 9.7% from 2007 to 2008. In addition, several Chinese provinces experienced power shortages in the first quarter of 2008 mainly due to damage to power supply caused by the severe weather conditions. In 2009, nine of our primary aluminum smelters were selected to participate in a direct electricity purchase program, which allows those smelters to purchase electricity supply directly from power generation enterprises. We are negotiating with relevant power generation enterprises on the terms of electricity supply under such program and if successful, we believe the electricity prices for those smelters will decrease in 2009. Electricity accounted for approximately 7.8% of our unit alumina production costs and 36.4% of our unit primary aluminum production costs in 2008.

Debt and Financing Costs

Our financing costs consist predominantly of interest expense on our borrowings. Our debts have been incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China increased interest rates for commercial loans chargeable by state-owned banks in 2006, 2007 and first three quarters in 2008, which correspondingly increased our interest expense on our floating rate loans during these periods. In the fourth quarter of 2008, the People's Bank of China started to reduce such interest rates. In 2008, we incurred interest expense of RMB1,864.7 million on our short-term, medium-term and long-term borrowings, representing a 52.1% increase compared with 2007. Such increase was primarily due to an increase in the outstanding bank loans and other borrowings, including short-term and long-term bonds and medium-term notes.

Consolidated results of operations

The following table sets forth, for the periods indicated, certain income and expense items as a percentage of our revenue from our consolidated statements of income:

Years Ended December 31,

	2006	2007	2008

	(%)	(%)	(%)

Revenue	100.0	100.0	100.0
Cost of sales	(70.5)	(76.2)	(91.3)

Gross profit	29.5	23.8	8.7
Other gains, net	0.5	0.2	0.5
Selling and distribution expenses	(1.6)	(1.6)	(2.0)
General and administrative expenses	(3.7)	(3.6)	(4.6)
Research and development expenses	(0.2)	(0.3)	(0.2)

Operating profit	24.5	18.5	2.4
Finance costs, net	(1.1)	(1.2)	(2.3)

Operating profit after net finance costs	23.4	17.3	0.1

Sales to Chinalco and its subsidiaries, jointly-controlled entities, associates and other related parties accounted for approximately 15.1% and 11.0% of consolidated revenue for the two years ended December 31, 2007 and 2008, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" and Note 31 to our audited consolidated financial statements.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Results of Operations.

Our net profit attributable to our equity holders decreased by 99.9% from RMB10,753.0 million for the year ended December 31, 2007 to RMB9.2 million for the year ended December 31, 2008.

Revenue

Our total revenue decreased by 9.9% from RMB85,198.8 million for the year ended December 31, 2007 to RMB76,725.9 million for the year ended December 31, 2008, primarily due to the decrease in the prices of our products. In 2008, our average selling prices of alumina and primary aluminum decreased by 7.6% and 15.0%, respectively, from 2007. Meanwhile, our external sales volume of alumina decreased by 23.1% from 5,545,100 tonnes (including sales volume from trading of 1,270,000 tonnes) in 2007 to 4,264,400 tonnes (including sales volume from trading of 1,134,800 tonnes) in 2008. The decrease was primarily due to our increased self-consumption of alumina by our own smelters and reduction in alumina production in the fourth quarter in response to decrease in demand resulting from the international financial crisis. Our external sales volume of primary aluminum increased by 11.2% from 2,760,000 tonnes in 2007 to 3,070,000 tonnes in 2008 primarily because we consolidated the results of Jiaozuo Wanfang which became our subsidiary in 2008 as we obtained its de facto control.

Cost of Sales

Our total cost of sales increased by 7.9% from RMB64,936.1 million for the year ended December 31, 2007 to RMB70,073.7 million for the year ended December 31, 2008, primarily due to an increase in the prices of bauxite, supplemental materials, fuel and electricity.

We have adopted effective measures and implemented flexible production plans to mitigate the adverse impact arising from cost increase to a certain extent, such measures include (i) proactive measures to reduce the procurement cost of raw materials, fuels and ore; (ii) trimming down expenses and the cost of staff and (iii) reducing average production cost through advancement in technology.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 15.3% from RMB1,355.5 million for the year ended December 31, 2007 to RMB1,562.4 million for the year ended December 31, 2008, primarily due to increase in transportation and loading expenses and increase in packaging expenses, storage fees and port expenses. Our transportation expenses increased primarily due to the snow storm in early 2008 and earthquakes in Sichuan in May 2008, which forced us to use more road transportation, which was more expensive than by rail, as well as the increase in the oil prices.

General and Administrative Expenses

Our general and administrative expenses increased by 13.8% from RMB3,042.4 million for the year ended December 31, 2007 to RMB3,462.5 million for the year ended December 31, 2008, primarily due to the impairment of inventory in accordance with changes in market condition, representing an increase of provision for inventory obsolescence of RMB890.9 million.

On December 31, 2008, we conducted an impairment test on all of our inventories, which took into consideration the production plans of the Group and the financial budget and with reference to inventory turnover, purpose of inventories and post balance sheet events to arrive at provisions for inventory impairment for 2008 in accordance with accounting standards. Subsequent to a thorough testing, the provisions for inventory impairment of the Group in 2008 amounted to RMB916.3 million. The loss arising from such impairment classified under the general and administrative expenses increased by RMB890.9 million over 2007.

In 2008, no other assets have recorded material impairment loss upon evaluation.

Research and Development Expenses

Our expenditure for research and development decreased by 22.8% from RMB229.8 million for the year ended December 31, 2007 to RMB177.5 million for the year ended December 31, 2008.

Other Gains, Net

Our net other gains increased by 134.6% from RMB158.9 million for the year ended December 31, 2007 to RMB372.8 million for the year ended December 31, 2008, primarily due to an increase in government grants and an increase in realized and unrealized gains on future and option contracts.

Operating Profit

As a result of the foregoing, our operating profit decreased by 88.5% from RMB15,793.9 million for the year ended December 31, 2007 to RMB1,822.7 million for the year ended December 31, 2008. Our operating profit as a percentage of revenue was 2.4% in 2008 and 18.5% in 2007.

Finance Costs, Net

Our net finance costs increased by 64.4% from RMB1,040.2 million for the year ended December 31, 2007 to RMB1,709.6 million for the year ended December 31, 2008, primarily due to the increase in the outstanding bank loans, issuance of corporate bonds and increase in interest rates. In addition, our net exchange loss increased by 210.7% from RMB12.2 million for the year ended December 31, 2007 to RMB37.9 million for the year ended December 31, 2008, primarily due to changes in foreign exchange rates.

Income Tax

We had income tax benefits of RMB33.6 million for the year ended December 31, 2008 primarily because the Group's profit decreased significantly, certain subsidiaries recorded losses and the Group was entitled to the preferential policies on the reduction and exemption of enterprises income tax for our purchase of domestically manufactured production equipment in 2007 and 2008.

For the year ended December 31, 2007, we had income tax expense of RMB2,869.2 million.

Minority Interest

Minority interest decreased by 89.1% from RMB1,370.1 million for the year ended December 31, 2007 to RMB149.1 million for the year ended December 31, 2008 due to decrease in profits of our subsidiaries other than wholly-owned subsidiaries.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Results of Operations

Our net profit attributable to our equity holders decreased by 11.1% from RMB12,093.1 million for the year ended December 31, 2006 to RMB10,753.0 million for the year ended December 31, 2007.

Revenue

Our total revenue increased by 14.7% from RMB74,287.0 million for the year ended December 31, 2006 to RMB85,198.8 million for the year ended December 31, 2007. The increase was primarily due to an increase in the sales of primary aluminum partially offset by decrease in the average price of primary aluminum. Our sales volume of primary aluminum to third party customers reached 2,760,000 tonnes, representing an increase of 29.2% from 2,135,900 tonnes in 2006. The growth was primarily attributable to the increase in the production volume of primary aluminum, as a result of the acquisition and establishment of Zunyi Aluminum and other subsidiaries and the merger with Lanzhou Aluminum. The increase in the sale of primary aluminum was also attributable to the increased efficiency in production output through technological innovation of production lines and the increase in trade sales. Our external sales volume of alumina decreased from 6,275,700 tonnes in 2006 to 4,830,000 tonnes in 2007 primarily because of the shift of external sales of alumina to internal sales due to our acquisition of addition aluminum smelters.

Our average external selling price of primary aluminum decreased from RMB17,463 per tonne in 2006 to RMB16,828 per tonne in 2007 due to the general market decline in demand for primary aluminum. Our external selling price of alumina also decreased from RMB3,618 per tonne in 2006 to RMB3,171 per tonne in 2007 due to the general market decline in demand for alumina.

Cost of Sales

Our total cost of sales increased by 24.0% from RMB52,358.3 million in 2006 to RMB64,936.1 million in 2007. The increase was mainly attributable to the growth in external sales volumes of primary aluminum and alumina and the increase in the prices of bauxite and coal.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 14.4% from RMB1,185.1 million in 2006 to RMB1,355.5 million in 2007, primarily attributable to the increase in transportation and loading/unloading expenses resulting from the growth of sales volume of primary aluminum products.

General and Administrative Expenses

General and administrative expenses increased by 7.7% from RMB2,825.9 million in 2006 to RMB3,042.4 million in 2007. The increase was mainly attributable to increase in expenses on depreciation for office equipment by approximately RMB85.3 million, increase in losses on assets disposal by approximately RMB77.2 million and increase in rental expenses by RMB71.6 million partially offset by decrease in salaries and welfare expenses by approximately RMB259.1 million.

Research and Development Expenses

Our expenditure for research and development increased by 81.9% from RMB126.3 million in 2006 to RMB229.8 million in 2007.

Other Gains, Net

Net other gains decreased by 57.4% from RMB373.1 million in 2006 to RMB158.9 million in 2007, primarily attributable to negative goodwill of RMB236 million arising from the acquisitions of subsidiaries in the year of 2006, whereas there was no such item in 2007.

Operating Profit

As a result of the foregoing, our operating profit decreased by 13.1% from RMB18,164.5 million in 2006 to RMB15,793.9 million in 2007. Our operating profit as a percentage of revenue was 24.5% in 2006 and 18.5% in 2007.

Finance Costs, Net

Our net finance costs increased by 30.7% from RMB795.9 million in 2006 to RMB1,040.2 million in 2007. This was attributable to the increase of interest expense arising from the increase in the outstanding bank loans as well as interest rates.

Income Tax Expense

Our income tax expense decreased by 35.7% from RMB4,465.3 million in 2006 to RMB2,869.2 million in 2007. Of this amount, approximately RMB800 million was due to a year-on-year decrease in our profit and a decrease of an aggregate of RMB805 million due to the preferential policies on reduction and exemption of enterprise income tax for the purchase of domestically-manufactured production equipment, which resulted in decrease of income tax expense of RMB737 million as compared with 2007. In 2007, our average tax rate was 19.1%, which was lower than the average tax rate of 25.6% in 2006 and the statutory tax rate of 33.0%, primarily due to the decrease of consolidated tax rate as a result of our merger and acquisition of Lanzhou Aluminum, Baotou Aluminum, as well as the establishment of Zunyi Aluminum. The decrease was also attributable to the preferential policies that we enjoyed in 2007 in respect of the reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment.

Minority Interest

Minority interest increased by 51.6% from RMB903.9 million in 2006 to RMB1,370.1 million in 2007, primarily due to the increase in the minority interest after the acquisition of subsidiaries in which we hold less than 100% of the equity interest.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately accounting for the alumina, primary aluminum and aluminum fabrication segments as well as other operations segment. Unless otherwise indicated, also included in these segments are other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income included in net finance costs is not attributed to any segments. For additional data and information relating to our business segments and segment presentation, see Note 22 to our audited consolidated financial statements.

The following table sets forth (i) revenue by segment for the periods indicated, and (ii) the contribution of external sales and inter-segment sales for 2008 as a percentage of revenue for such period, both before and after elimination of inter-segment sales.

After
Elimination of
Inter-segment
Before Elimination of Inter-segment Sales	Sales

Years Ended December 31,
	2006	2007	2008	2008	2008

	RMB	RMB	RMB	%	%

		(in millions)

Revenue
Alumina:
External sales	25,111.5	19,435.2	14,510.6	15.1	18.9
Inter-segment sales	13,157.3	15,694.7	16,431.4	17.0

Total	38,268.8	35,129.9	30,942.0	32.1

Primary aluminum:
External sales	41,167.0	51,834.9	48,428.8	50.3	63.1
Inter-Segment sales	557.5	2,342.4	3,158.6	3.3

Total	41,724.5	54,177.3	51,587.4	53.6

Aluminum fabrication:
External sales	7,177.7	12,491.3	10,899.7	11.3	14.2

Total	7,177.7	12,491.3	10,899.7	11.3

Others:
External sales	830.8	1,437.4	2,886.8	3.0	3.8

Total Revenue before
Inter-segment eliminations	88,001.8	103,235.9	96,315.9	100.0
Eliminations of inter-segment sales	(13,714.8)	(18,037.1)	(19,590.0)

Consolidated total sales	74,287.0	85,198.8	76,725.9		100.0

The following table sets forth, for the periods indicated, revenue, costs of sales, other costs net of other revenues and other income, and segment results by segment before and after elimination of inter-segment transactions.

Years Ended December 31,

2006	2007	2008

RMB	RMB	RMB

(in millions)

Alumina:
Sales	38,268.8	35,129.9	30,942.0
Total operating expenses	(24,410.3)	(27,238.7)	(29,360.0)

Segment results	13,858.5	7,891.2	1,582.0

Primary aluminum:
Sales	41,724.5	54,177.3	51,587.4
Total operating expenses	(36,372.6)	(46,366.9)	(51,103.3)

Segment results	5,351.9	7,810.4	484.1

Aluminum Fabrication:
Sales	7,177.7	12,491.3	10,899.7
Total operating expenses	(6,972.9)	(12,359.0)	(11,213.8)

Segment results	204.8	132.3	(314.1)

Others:
Sales	830.8	1,437.4	2,886.9
Total operating expenses	(890.2)	(1,458.0)	(2,850.6)

Segment results	(59.4)	(20.6)	36.3

Elimination	(331.6)	429.8	266.2

Total operating income	19,024.2	16,243.1	2,054.5

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007.

Alumina Segment

Revenue. Total revenue of the alumina segment decreased by 11.9% from RMB35,129.9 million in 2007 to RMB30,942.0 million in 2008, primarily due to decrease in the price of alumina in 2008.

Revenue from external sales of the alumina segment decreased by 25.3% from RMB19,435.2 million in 2007 to RMB14,510.7 million in 2008, mainly due to the decrease in external sales volume as well as decrease in the selling prices. External sales volume of alumina decreased by 23.1% from 5,545,100 tonnes (including sales volume from trading of 1,270,000 tonnes) in 2007 to 4,264,400 tonnes (including sales volume from trading of 1,134,800 tonnes) in 2008. The decrease was primarily due to our increased self-consumption of alumina by our own smelters and reduction in alumina production in the fourth quarter in response to the decrease in demand resulting from the international financial crisis. Our external average selling price of alumina decreased by 7.1% from RMB2,918 per tonne in 2007 to RMB2,710 per tonne.

Revenue from the sales of alumina to our smelters increased by 4.7% from RMB15,694.7 million in 2007 to RMB16,431.4 million in 2008 primarily due to an increase in our primary aluminum output as a result of consolidation of the results of Jiaozuo Wanfang.

Cost of Sales. Alumina segment cost of sales increased by 7.8% from RMB27,238.7 million in 2007 to RMB29,360.0 million in 2008, primarily due to the increase in the prices of bauxite, alkali, coal, fuel and other supplemental materials.

Segment Results. Operating profit of the alumina segment decreased by 80.0% from RMB7,891.2 million in 2007 to RMB1,582.1 million in 2008.

Primary Aluminum Segment

Revenue. Total revenue of the primary aluminum segment decreased by 4.8% from RMB54,177.3 million in 2007 to RMB51,587.4 million in 2008, primarily due to the substantial decrease in selling prices caused by decrease in demand brought about by the international financial crisis. The production and sales volume of the primary aluminum segment were also affected by the power shortage caused by the snow storm in early 2008 as well as our reduced production volume during the fourth quarter of 2008 due to decrease in demand.

Revenue from external sales of the primary aluminum segment decreased by 6.6% from RMB51,834.9 million in 2007 to RMB48,428.8 million in 2008, primarily due to decrease in the selling prices of our products, partially offset by the increase in our external sales volume. Affected by the market price of primary aluminum in 2008, our average external selling price of primary aluminum decreased by 15.2% from RMB17,093 per tonne in 2007 to RMB14,503 per tonne in 2008. The external sales volume of primary aluminum increased by 18.5% from 2,122,000 tonnes in 2007 to 2,514,300 tonnes in 2008, mainly due to increased output resulting from the consolidation of the results of Jiaozuo Wanfang.

The internal revenue in the primary aluminum segment increased by 34.8% from RMB2,342.4 million in 2007 to RMB3,158.6 million in 2008 due to increase in demand resulting from the increased output of our aluminum fabrication plants.

Cost of Sales. Primary aluminum segment cost of sales increased by 10.2% from RMB46,366.9 million in 2007 to RMB51,103.3 million in 2008, primarily due to increase in the prices of supplemental materials, and electricity, partially offset by decrease in the price of alumina.

Segment Results. Operating profit of the primary aluminum segment decreased by 93.8% from RMB7,810.4 million in 2007 to RMB484.1 million in 2008.

Aluminum Fabrication Segment

Revenue. Total revenue of the aluminum fabrication segment decreased by 12.7% from RMB12,491.3 million in 2007 to RMB10,899.7 million in 2008, primarily due to decrease in demand.

Cost of Sales. Aluminum fabrication segment cost of sales decreased by 9.3% from RMB12,359.0 million in 2007 to RMB11,213.7 million in 2008, primarily due to decrease in sales of aluminum fabrication products and decrease in the price of primary aluminum.

Segment Results. Our aluminum fabrication segment recorded an operating loss of RMB314.1 million in 2008, compared with an operating profit of RMB132.3 million in 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Alumina Segment

Revenue. Total revenue of the alumina segment decreased by 8.2% from RMB38,268.8 million in 2006 to RMB35,129.9 million in 2007, mainly due to a decrease in the price of alumina products.

Revenue from the external sales of alumina segment decreased by 22.6% from RMB25,111.5 million in 2006 to RMB19,435.2 million in 2007, mainly due to the decrease in external sales volume and decrease in the selling price of our alumina.

Revenue from the sales of alumina to our smelters increased by 19.3% from RMB13,157.3 million in 2006 to RMB15,694.7 million in 2007, mainly due to the increase in the total demand for alumina resulting from increased primary aluminum output as a result of the acquisition of additional aluminum smelters.

Cost of Sales. Alumina segment cost of sales increased by 11.6% from RMB24,410.3 million in 2006 to RMB27,238.7 million in 2007, primarily due to an increase in the sales volume of alumina and an increase in the prices of raw materials and supplemental materials.

Segment Results. Operating profit of alumina segment decreased by 43.1% from RMB13,858.5 million in 2006 to RMB7,891.2 million in 2007.

Primary Aluminum Segment

Revenue. Total revenue for the primary aluminum segment increased by 29.8% from RMB41,724.5 million in 2006 to RMB54,177.3 million in 2007, mainly due to the increase in our primary aluminum sales volume resulting from increased production capacity as a result of our acquisition and establishment of additional primary aluminum enterprises and technological renovation to increase the output of primary aluminum.

Revenue from external sales of the primary aluminum segment increased by 25.9% from RMB41,167.0 million in 2006 to RMB51,834.9 million in 2007.

Revenue from internal sales of the primary aluminum segment increased from RMB557.5 million in 2006 to RMB2,342.4 million in 2007, mainly due to the increase in demand from our aluminum fabrication segment resulting from increased production capacity in 2007.

Cost of Sales. Primary aluminum segment cost of sales increased by 27.5% from RMB36,372.6 million in 2006 to RMB46,366.9 million in 2007, primarily due to an increase in the sales volume of primary aluminum in 2007.

Segment Results. Operating profit of the primary aluminum segment increased by 45.9% from RMB5,351.9 million in 2006 to RMB7,810.4 million in 2007.

Aluminum Fabrication Segment

Revenue. Total revenue of the aluminum fabrication segment increased by 74.0% from RMB7,177.7 million in 2006 to RMB12,491.3 million in 2007.

Cost of Sales. Aluminum fabrication segment cost of sales increased by 77.2% from RMB6,972.9 million in 2006 to RMB12,359.0 million in 2007.

Segment Results. Operating profit of the aluminum fabrication segment decreased by 35.4% from RMB204.8 million in 2006 to RMB132.3 million in 2007.

Working Capital and Liabilities

Our primary sources of funding are cash generated by operating activities, prepayments and deposits from customers, short-term and long-term borrowings, and proceeds from equity or debt offerings. Our primary uses of funds have been production-related working capital, repayments of short-term and long-term borrowings and capital expenditures.

Since 2004, we have required our customers to make deposits or prepayments for purchases of alumina. As of December 31, 2008, the total amount of deposits and prepayments received amounted to RMB3,957 million. Our current assets amounted to RMB42,487.0 million as of December 31, 2008, representing an increase of RMB12,212.1 million as compared with RMB30,274.9 million as of December 31, 2007.

As of December 31, 2008, our bank balances and cash amounted to RMB16,295.6 million, representing an increase of RMB7,241.0 million as compared with RMB9,054.6 million as of December 31, 2007.

In February and July 2008, we issued short-term bonds in the principal amount of RMB2 billion and RMB3 billion, respectively with one-year terms for working capital purposes. The fixed annual coupons of these bonds were 4.99% and 4.83%, respectively. The effective interest rates of these bonds were 5.40% and 5.25%, respectively.

As of December 31, 2008, our net accounts receivable amounted to RMB2,035.3 million, representing a decrease of RMB1,683.5 million as compared with RMB3,718.8 million as of December 31, 2007. Of the accounts receivable, notes receivable decreased from RMB2,539.5 million as of December 31, 2007 to RMB722.3 million, while trade receivables increased by RMB133.7 million from RMB1,179.3 million as of December 31, 2007 to RMB1,313.0 million. The revenue rate of trade receivables in 2008 was six days representing an increase of two days as compared with four days in 2007.

As of December 31, 2008, our inventories amounted to RMB19,876.0 million, representing an increase of RMB4,506.2 million as compared with RMB15,369.8 million as of December 31, 2007.

Our net current assets amounted to RMB4,036.2 million as of December 31, 2008. This represented a decrease of RMB2,696.4 million as compared with the net current assets of RMB6,732.6 million as of December 31, 2007.

As of December 31, 2008, our current liabilities amounted to RMB38,450.8 million, representing an increase of RMB14,908.6 million from RMB23,542.2 million at the end of 2007. Of the current liabilities, the total short-term loans increased by RMB8,370.1 million to RMB14,188.2 million in 2008 from RMB5,818.1 million in 2007; short-term bonds amounted to RMB5,152.3 million, representing an increase of RMB2,100.8 million as compared with 2007; and accounts payable and other payables and accrued expenses increased by RMB275.8 million, and RMB3,989.6 million, respectively while current income taxes payables decreased by RMB486.2 million.

As of December 31, 2008, our current ratio (current assets/current liabilities) was 1.10, representing a decrease of 0.19 as compared with 1.29 as of December 31, 2007. Our quick ratio ((current assets - inventories)/current liabilities) was 0.59, representing a decrease of 0.04 as compared with 0.63 in 2007.

On June 13, 2007, we issued long-term corporate bonds with maturity of 10 years in the principal amount of RMB2 billion. The fixed annual coupon and effective rates of these bonds are 4.50% and 4.64%, respectively.

In June 2008, we issued medium-term notes in the principal amount of RMB5 billion with three-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively.

In October 2008, we issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100 per unit) with five-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively.

As of December 31, 2008, our gearing ratio (net debts/total capital as defined in Note 3(c) to our audited consolidated financial statements) was approximately 51.7% as of December 31, 2008 as compared with approximately 34.2% as of December 31, 2007.

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

*	our future operating performance, financial condition and cash flows;

*	the cost of financing and the condition of financial markets; and

*	potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

If we fail to achieve timely rollover, extension or refinancing of our short-term debts, we may be unable to meet our obligations in connection with debt servicing, accounts payable and/or other liabilities when they become due and payable.

In light of our good credit standing and various domestic and overseas financing channels, we believe that there will be no difficulty in financing capital investments. Our capital expenditures and external investments are mainly financed by operating activities, long-term and medium-term borrowings and additional shares placement.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2008 amounted to RMB15,982.1 million, including Renminbi balances and foreign currency deposits of Hong Kong dollar, US$, EURO and Australian dollar which were respectively translated to RMB46.4 million, RMB190.7 million, RMB9.9 million and RMB147.7 million. The following table sets forth, for the periods indicated, a condensed summary of our statement of cash flows:

Years Ended December 31,

2006	2007	2008

RMB	RMB	RMB

(in millions)

Net cash generated from operating activities:

Operating profit before working capital changes(1)	21,960.0	20,827.1	7,030.2
Net change in working capital(2)	(3,349.2)	(4,649.6)	(560.1)
Interest received	158.5	96.0	186.7
Interest paid	(1,093.7)	(1,490.3)	(2,563.0)
PRC income tax paid	(3,714.0)	(4,130.6)	(1,639.4)

Total	13,961.6	10,652.6	2,454.4

Net cash used in investing activities:
Purchase of property, plant and equipment and intangible assets	(7,801.8)	(10,850.2)	(16,788.4)
Purchase of land use rights	(47.0)	(440.8)	(277.4)
Investment in jointly controlled entities	(402.8)	(63.9)	(63.9)
Investment in associates	(247.5)	-	(30.0)

Interest received	33.3	130.4	6.4
(Increase)/Decrease in short-term cash investment	(3,078.0)	2,981.9	-
Net cash (used in)/provided by aquisitions of subsidiaries	(465.2)	173.7	(4,610.6)
Others	(282.8)	(494.5)	(440.6)

Total	(12,291.8)	(8,563.4)	(22,204.5)

Net cash generated from/(used in) from financing activities:
Net proceeds from issuance of shares	4,390.5	(119.0)	-
Drawdown of loans	7,935.6	12,442.0	32,677.7
Repayments of loans	(9,760.4)	(12,154.1)	(16,049.1)
Proceeds from bonds	4,913.4	4,966.5	14,950.0
Repayments of bonds	(2,000.0)	(5,000.0)	(3,000.0)
Net contributions from owners and minority shareholders	42.5	(84.0)	184.8
Dividends paid by subsidiaries to minority shareholders	(118.4)	(476.9)	(386.9)
Dividends paid	(4,562.2)	(3,528.6)	(1,439.5)

Total	841.0	(3,954.1)	26,937.0

Net increase/(decrease) in cash and cash equivalents	2,510.8	(1,864.9)	7,186.9

(1)	Represents profit before income tax expense and minority interest as adjusted for depreciation, loss on disposal of property, plant and equipment, interest income and interest expense, etc.

(2)	Represent changes in inventories, accounts receivable, other current assets, accounts payable and other payables and accrued expenses, etc. across years.

Net Cash Generated from Operating Activities

Net cash flow generated from operating activities decreased by 77.0% from RMB10,652.6 million in 2007 to RMB2,454.4 million in 2008, primarily due to the decrease in the Group's profit. Net cash generated from operating activities in 2008 consisted primarily of cash generated from operating activities of RMB6,470.2 million less interest and income tax we paid in 2008. Our cash generated from operations of RMB6,470.2 million consisted of operating profit before changes in working capital of RMB7,030.2 million partially offset by the changes in working capital of RMB560.1 million. The operating profit before working capital changes of RMB7,030.2 million consisted primarily of (i) the profit before income tax of RMB124.8 million, (ii) depreciation of property, plant and equipment of RMB5,269.9 million and (iii) interest expense of RMB1,864.7 million, partially offset by (i) realized and unrealized gains on futures and option contracts of RMB267.3 million, and (ii) interest income of RMB193.0 million. Changes in working capital primarily consisted of (i) increase in inventories of RMB3,860.3 million and (ii) increase in other current assets of RMB1,303.4 million, partially offset by (i) increase in other payables and accrued expenses of RMB3,186.3 million and (ii) decrease in accounts receivable of RMB1,998.9 million.

Net cash flow generated from operating activities decreased by 23.7% from RMB13,961.6 million in 2006 to RMB10,652.6 million in 2007, primarily due to the decrease in the Group's profit. Net cash generated from operating activities in 2007 consisted primarily of cash generated from operating activities of RMB16,177.4 million less interest and income tax we paid in 2008. Our cash generated from operations of RMB16,177.4 million consisted of operating profit before changes in working capital of RMB20,827.1 million partially offset by the changes in working capital of RMB4,649.7 million. The operating profit before working capital changes of RMB20,827.1 million consisted primarily of (i) the profit before income tax of RMB14,992.3 million, (ii) depreciation of property, plant and equipment of RMB4,821.2 million and (iii) interest expense of RMB1,226.2 million, partially offset by (i) shares of profits of associates of RMB241.9 million and (ii) interest income of RMB198.2 million. Changes in working capital primarily consisted of (i) increase inventories of RMB2,939.6 million and (ii) decrease in other payables and accrued expenses of RMB1,166.2 million, partially offset by (i) increase in accounts payables of RMB136.8 million and (ii) decrease in other current assets of RMB85.4 million.

In 2006, we had net cash generated from operating activities of RMB13,961.6 million consisting primarily of cash generated from operating activities of RMB18,610.8 million less interest and income tax we paid in 2008. Our cash generated from operations of RMB18,610.8 million consisted of operating profit before changes in working capital of RMB21,960.0 million partially offset by the changes in working capital of RMB3,349.2 million. The operating profit before working capital changes of RMB21,960.0 million consisted primarily of (i) the profit before income tax of RMB17,462.4 million, (ii) depreciation of property, plant and equipment of RMB3,979.5 million and (iii) interest expense of RMB934.0 million, partially offset by (i) interest income of RMB192.4 million, and (ii) excess of interest in the net fair value of net assets acquired over cost arising from acquisitions of subsidiaries of RMB261.7 million. Changes in working capital primarily consisted of (i) increase in inventories of RMB1,947.0 million and (ii) increase in accounts receivable of RMB940.7 million, partially offset by (i) increase in other non-current liabilities of RMB190.4 million and (ii) increase in other payables and accrued expenses of RMB47.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by 159.3% from RMB8,563.4 million in 2007 to RMB22,204.5 million in 2008, primarily due to the increased capital expenditure of the Group and the acquisitions of five aluminum fabrication plants and one primary aluminum plant. Our net cash used in investing activities in 2008 consisted primarily of (i) purchases of property, plant and equipment of RMB16,788.4 million and (ii) acquisitions of subsidiaries of RMB4,858.4 million, partially offset by cash and cash equivalents acquired from acquisitions of subsidiaries of RMB247.8 million.

Net cash used in investing activities decreased by 30.3% from RMB12,291.8 million in 2006 to RMB8,563.4 million in 2007, primarily due to the combination of increase in our capital expenditure and decrease in short-term cash investment upon maturity. Our net cash used in investing activities in 2007 consisted primarily of (i) purchases of property, plant and equipment of RMB10,850.2 million and (ii) acquisitions of minority interest of RMB564.9 million, partially offset by decrease in short-term cash investment of RMB2,981.9 million.

In 2006, our net cash used in investing activities was RMB12,291.8 million. Our net cash used in investing activities consisted primarily of (i) purchases of property, plant and equipment of RMB7,801.6 million and (ii) increase in short-term cash investment of RMB3,078.0 million, partially offset by cash and cash equivalents acquired from acquisitions of subsidiaries of RMB519.6 million

Net Cash Generated from/(Used in) from Financing Activities

In 2008, our net cash generated from financing activities was RMB26,937.0 million compared with net cash used in financing activities of RMB3,954.1 million in 2007, primarily because we increased bank borrowing and issued medium-term notes and short-term bonds. Our net cash inflow from financing activities consisted primarily of (i) drawdown of loans of RMB32,677.7 million, (ii) net proceeds from issuance of medium-term notes of RMB9,970.0 million and (iii) net proceeds from issuance of short-term bonds of RMB4,980.0 million, partially offset by (i) repayments of loans of RMB16,049.1 million and (ii) repayments of short-term bonds of RMB3,000.0 million.

In 2007, our net cash used in financing activities was RMB3,954.1 million compared with net cash generated from financing activities of RMB841.0 million in 2006, primarily due to repayment of short-term bonds, bank loans and payment of dividend. Our net cash outflow for financing activities consisted primarily of (i) repayments of loans of RMB12,154.2 million, (ii) repayments of short-term bonds of RMB5,000.0 million and (iii) dividends paid of RMB3,528.6 million, partially offset by (i) drawdown of loans of RMB12,442.0 million and (ii) net proceeds from issuance of short-term bonds of RMB2,988.0 million.

In 2006, our net cash inflow from financing activities was RMB841.0 million. Our net cash inflow from financing activities consisted primarily of (i) drawdown of short-term loans of RMB6,293.5 million, (ii) net proceeds from issuance of short-term bonds of RMB4,913.4 million and (iii) net proceeds from issuance of shares of RMB4,390.5 million, partially offset by (i) repayments of loans of RMB9,760.3 million and (ii) dividends paid of RMB4,562.2 million.

Borrowings and Banking Facilities

Our net borrowings for the years ended December 31, 2006, 2007 and 2008 were as follows:

As of December 31,

2006	2007	2008	2008

RMB	RMB	RMB	US$(1)

(in millions)

Short-term loans	6,050.2	5,818.0	14,188.2	2,079.6
Short-term bonds	4,985.1	3,051.5	5,152.3	755.2
Long-term loans	14,447.3	17,956.9	27,119.2	3,975.0
Medium-term notes and long-term bonds	-	1,979.7	11,963.1	1,753.5

Total debts	25,482.6	28,806.1	58,422.8	8,563.3

Less: Bank balances and cash	(13,897.3)	(9,054.6)	(16,295.6)	(2,388.5)

Net debts	11,585.3	19,751.5	42,127.2	6,174.8

The aggregate maturities of our outstanding long-term borrowings (including long-term loans, medium-term notes and long-term bonds) as of December 31, 2008 were as follows:

Principal Outstanding as of
Maturity Date	December 31, 2008

RMB	US$(1)

(in millions)

2009	2,949.7	432.3
2010	3,412.1	500.1
2011	10,378.4	1,521.2
2012	3,351.2	491.2
2013	9,529.5	1,396.8
After 2013	9,498.3	1,392.2

Total	39,119.2	5,733.8

(1)

Translated solely for the convenience of the reader into U.S. dollars at noon buying rate in New York City on December 31, 2008 for cable transfers in RMB by the Federal Reserve Bank of New York of US$1.00 to RMB6.8225

As of December 31, 2008, except for a long-term loan of approximately 698 million Japanese yen (or equivalent of RMB52.8 million), long-term loans of approximately US$42 million (or equivalent of RMB284.4 million) and a short-term loan of approximately US$9 million (or equivalent of RMB63.2 million), all the other borrowings were denominated in RMB. Please also refer to Item 11 for details of interest rate structure disclosure of the borrowings above.

As of December 31, 2008, we had total bank balances and cash of RMB16,295.6 million, equivalent to US$2,388.5 million. Additionally, we have a history of strong earnings and of generating significant cash inflows from our continuous operating activities (cash generated from operating activities amounted to approximately RMB2,454.4 million, equivalent to US$359.8 million for the year ended December 31, 2008). Our Directors are of the view that we will continue to be able to meet our borrowing payment obligations as they fall due from working capital generated from our operating activities. Additionally, our Directors do not foresee any events that may have an impact on our satisfaction of such obligations.

As of December 31, 2008, we had secured loans of RMB926 million (including short-term loans) and we, on a stand-alone basis, provided guarantees in respect of RMB1,170 million of long-term loans for our subsidiaries.

As of December 31, 2008, Chinalco guaranteed RMB3,535 million of our bank loans. The guarantees by Chinalco and its subsidiaries to various banks in respect of banking facilities and loans granted to third parties as of December 31, 2000 remained with Chinalco after our reorganization.

As of December 31, 2008, we had total banking facilities of RMB70,668 million. Out of the total banking facilities granted, amounts totaling RMB41,238 million had been utilized as of December 31, 2008. Approximately RMB46,988 million in bank facilities are subject to renewals in 2009. We believe that we will be able to renew these facilities when they expire.

In addition, as of December 31, 2008, we had credit facilities through our primary aluminum futures agent at the LME amounting to RMB800 million, of which RMB114 million had been utilized. The futures agent has the right to adjust the related credit facilities.

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

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rates and current exchange rates or historical exchange rates. The changes in the exchange rate of Renminbi will impact our ability to carry out operations relating to foreign exchange. Those changes will also impact our ability to pay dividends in HK dollars and to pay dividends of American Depository Shares in U.S. dollars. We believe that we are able to obtain sufficient foreign exchanges to fulfill the above-mentioned obligations. In addition, our foreign currency denominated short-term bank deposits amounted to RMB465.4 million, of which RMB190.7 million was denominated in U.S. dollars, RMB218.4 million was denominated in Australian dollars, RMB46.4 million was denominated in HK dollars and RMB9.9 million was denominated in Euro. Most of our sales are domestic and, as such, we have a limited amount of foreign currency denominated accounts receivable. See "Item 11 - Quantitative and Qualitative Disclosures About Market Risks - Foreign Exchange Rate Risk". Our sources of foreign exchange include the H Shares placement, borrowings and funds converted from Renminbi. We do not anticipate that we will incur significant additional foreign currency debts in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H Shares in HK dollars and on ADSs in U.S. dollars. As of December 31, 2008, we maintained bank balances of US$27.9 million, HK$52.6 million, AUD46.3 million and Euro1.0 million or the equivalent of approximately RMB465.4 million for purposes of satisfying our foreign currency obligations and paying dividends to our overseas shareholders. We believe that we have obtained and will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

Trend Information

In 2008, China's GDP growth rate was 9%. However, affected by the international financial crisis, the global demand for aluminum products decreased significantly in the fourth quarter of 2008. We expect the global demand for alumina, primary aluminum and aluminum fabrication products will continue to decrease in 2009, which may cause the market prices of alumina, primary aluminum and aluminum fabrication products to further decline.

We will continue to face challenges in 2009, such as:

*	continued decline in the demand for alumina, primary aluminum and aluminum fabrication products;

*	an increase in production cost resulting from continued increases in prices of raw materials, fuel and electricity; and

*	intensified domestic competition resulting from the cancellation of tax refunds for primary aluminum exports and the enhancement of the production capacity of alumina.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRS, which differs in various material respects from U.S. GAAP. See Note 35 to our audited consolidated financial statements for details. The summary of differences involve management's estimates and assumptions which may affect the reported amounts of assets and liabilities, the disclosure regarding contingent assets and liabilities and revenues and expenses. These material differences, as they apply to our audited consolidated financial statements, relate primarily to the following:

(a)	Revaluation of property, plant and equipment

(b)	Amortization of goodwill

(c)	Unrecognized excess of interest in the net fair value of net assets acquired over cost

(d)	Revaluation of mining rights

(e)	Fair value of consideration on acquisitions

(f)	Acquisition of minority interest

(g)	Common control business combinations

(h)	Business combination with Jiaozuo Wanfang

(i)	Minority interest

(j)	Income tax effect of U.S. GAAP adjustments

Contractual obligations The following table summarizes our contractual obligations and commercial commitments as of December 31, 2008:

Payment due by period
Total	2009	2010-2011	2012-2013	Thereafter

RMB	RMB	RMB	RMB	RMB

(in millions)

Long-term loans	27,119.2	2,949.7	8,790.5	7,880.7	7,498.3
Medium-term notes	10,000.0	-	5,000.0	5,000.0	-
Long-term bonds	2,000.0	-	-	-	2,000.0
Interest payments	10,003.0	2,354.8	3,996.8	2,291.7	1,359.7
Operating leases	35,404.7	905.5	1,811.0	1,811.0	30,877.2
Capital commitments for
property, plant and equipment	10,278.2	10,278.2	-	-	-
Commitments for capital contribution	395.2	395.2	-	-	-

Total	95,200.3	16,883.4	19,598.3	16,983.4	41,735.2

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by segment for the years ended 2006, 2007 and 2008, and the capital expenditures in each segment as a percentage of our total capital expenditures for such years.

Years Ended December 31

2006	2007	2008

RMB	%	RMB	%	RMB	%

(in millions, except percentages)

Alumina	3,462.9	24.5	4,634.9	23.8	8,582.8	38.3
Primary aluminum	8,649.7	61.3	12,651.7	64.9	10,668.9	47.6
Aluminum fabrication	1,198.7	8.5	1,203.2	6.2	1,805.8	8.1
Others	120.3	0.9	493.7	2.5	138.9	0.6
Unallocated	682.1	4.8	498.0	2.6	1,217.4	5.4

Total	14,113.7	100.0	19,481.5	100.0	22,413.8	100.0

In 2008, we spent approximately RMB19.7 billion of our capital expenditures primarily on improving our alumina and primary aluminum production capacity, environmental protection and energy saving.

In 2009, we expect to use approximately RMB13.4 billion on technology upgrades and the acquisition of new plants. Of this amount, we expect to use approximately RMB5.8 billion on our alumina projects, approximately RMB1.8 billion on our primary aluminum projects, approximately RMB2.2 billion on our aluminum fabrication projects and approximately RMB3.6 billion on research and development, exploration, information technology and overseas projects.

Our capacity expansion plan reflects our focus on completion of our production chain, which consists of mining operations, alumina production operations, primary aluminum production operations, and aluminum fabrication operations, to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities and may take advantage of these opportunities if we determine that it is in our and our shareholders' best interests. We expect that our alumina, primary aluminum and aluminum fabrication products production capacity will reach approximately 11.3 million, 3.9 million and 1.3 million tonnes, respectively, by the end of 2009.

These are our current plans with respect to our capital expenditures. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans.

As of December 31, 2008, our capital commitments relating to investments in property, plant and equipment amounted to RMB40,409.4 million, of which those contracted but not provided for amounted to RMB10,278.2 million and those authorized and not contracted amounted to RMB30,131.2 million. Our external investment commitments amounted to RMB395.2 million, mainly attributable to the establishment of Chalco Zunyi. Our investment in construction and upgrades of technology as well as external investment and acquisition improved our capacity and output of alumina, primary aluminum and aluminum fabrication products.

We expect to use operating cash flow in meeting such commitments with the shortfall to be satisfied by bank loans, and short-term and long-term bonds and medium-term notes.

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

Our total expenditure for research and development was approximately RMB126.3 million, RMB229.8 million and RMB177.5 million for 2006, 2007 and 2008 respectively.

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

Directors

The third session of the board of directors of the Company ("Board") currently consists of nine Directors, of which four are Executive Directors, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, one Non-Executive Director, namely Mr. Shi Chungui, and four Independent Non-Executive Directors, namely Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao.

Mr. Xiao Yaqing, former Chairman of the Company, resigned as the Chairman of the Company on March 27, 2009 with immediate effect. He also resigned as the Chief Executive Officer, Executive Director and Chairman of Nomination Committee of the Board on March 27, 2009, which will take effect after the election of a new Executive Director at the 2008 annual general meeting of the Company to be convened on May 26, 2009. The Board of the Company extend thanks to Mr. Xiao for his contribution to the Company during his tenure. Mr. Xiong Weiping was nominated by Chinalco, the controlling shareholder of the Company, and approved by the third session of the Board of the Company, as an Executive Director candidate of the third session of the Board of the Company, and his nomination will be submitted to the 2008 annual general meeting of the Company to be convened on May 26, 2009 for election and approval.

The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

We follow our home country practice in relation to the composition of our Board in reliance on the exemption provided under Section 303A.00 of the NYSE Corporate Governance Rules available to foreign private issuers. Our home country practice does not require a majority of directors of a listed company to be independent directors. As such, the majority of our Directors are not independent within the meaning of NYSE Corporate Governance Rules.

The table and discussion below set forth information concerning our current directors.

Name	Age	Positions with the Company

Executive Directors

Xiao Yaqing	50	Director and Chief Executive Officer

Luo Jianchuan	46	Director and President

Chen Jihua	41	Director, Vice President and Chief Financial Officer

Liu Xiangmin	47	Director and Vice President

Non-executive Directors

Shi Chungui	68	Director

Independent Non-executive Directors

Kang Yi	68	Independent Director

Zhang Zhuoyuan	75	Independent Director

Wang Mengkui	71	Independent Director

Zhu Demiao	45	Independent Director

Executive Directors

Xiao Yaqing, aged 50, is former Chairman of the Board, Chief Executive Officer of the Company, the Chairman of the Nomination Committee of the Board and also the President of Chinalco during the reporting period. He has been employed by the Company since 2004. Mr. Xiao resigned as the Chairman of the Board with immediate effect on March 27, 2009. He also resigned as the Chief Executive Officer, Executive Director and Chairman of the Nomination Committee on March 27, 2009 which will take effect after the 2008 annual general meeting of shareholders to be held on May 26, 2009. Mr. Xiao graduated from Central South University of Industry in 1982 majoring in pressure processing, Mr. Xiao holds a doctorate degree from Central South University of Industry. He is a professor-grade senior engineer. Having engaged in such fields as metallic material research, production and corporate management, and capital operation for a long time, Mr. Xiao has outstanding achievement as well as extensive practical experience and eminent management competence. He has formerly served as engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He has also served as the General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Chalco Southwest Aluminum (Group) Co., Ltd. and Deputy President of Chinalco.

Luo Jianchuan, aged 46, is an Executive Director and President of the Company as well as Chairman of the Development Planning Committee of the Board. He has been employed by the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985 majoring in mining, holds a doctorate degree from Central South University of Industry and is a senior engineer. He has participated in nonferrous metal trading and corporate management for a long period of time, and thus has extensive professional experience and strong management skill in those fields. Mr. Luo had formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Beijing Xinquan Tech-trading Corporation, Assistant to General Manager of China Non- Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited, General Manager of the Operations and Sales Division, Vice President and Senior Vice President of the Company.

Chen Jihua, aged 41, is an Executive Director, Vice President and the Chief Financial Officer of the Company. Mr. Chen has been employed by the Company since 2001. He holds a Master's degree from Central University of Finance and Economics. He has engaged in corporate and financial management for a long time and accumulated extensive and professional experience. He formerly served as Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, Financial Controller of Red Bull Vitamin Beverages Company Limited, Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited, Financial Controller of Jitong Network Communications Company Limited, Assistant to the President of Chinalco and General Manager of the Company's Finance Department.

Liu Xiangmin, aged 47, is an Executive Director and Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metal science and holds a doctorate degree in Central South University of Industry. He is a professor-grade senior engineer and has participated in non-ferrous metal metallurgy and corporate management for a long period of time and accumulated extensive and professional experience. Mr. Liu had previously served as Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, Deputy Head of Zhongzhou Aluminum Plant, and General Manager of Zhongzhou branch of the Company.

Non-Executive Directors

Shi Chungui, aged 68, is a Non-executive Director of the Company. He has been with the Company since 2005. He graduated from Northeast University of Finance and Economics majoring in accounting in 1964. Mr Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was previously Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, President of Hebei Branch of China Construction Bank, President of Beijing Branch of China Construction Bank, Deputy President of the Head Office of China Construction Bank and Deputy President of China Cinda Asset Management Corporation. Mr.Shi is currently an independent director of China Securities Co., Ltd..

Independent Non-Executive Directors

Kang Yi, aged 68, is an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Board. Mr. Kang has served as an Independent Non-Executive Director of the Company since 2004. He is also the chairman of the China Nonferrous Metals Industry Association. Mr. Kang graduated in 1965 from Central-South Institute of Mining and Metallurgy majoring in the metallurgy of non-ferrous metals. He is a professor-grade senior engineer and has engaged in corporate management and civil service for a long period of time. Mr. Kang has extensive experience and have once served as the factory manager of Qingtongxia Aluminum Plant, the Head of the Economic Committee of Ningxia Hui Autonomous Region, Deputy General Manager of China Non-ferrous Metals Industry Corporation, Deputy Head of the State Non-ferrous Metals Industry Bureau and an independent Non-Executive Director of Jiangxi Copper Company Limited. Currently, Mr Kang is also a member of National Committee of the Chinese People's Political Consultative Conference ("CPPCC") and the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and an Independent Non-executive Director of Jinduicheng Molybdenum Co., Ltd. and Baoji Titanium Industry Co., Ltd.

Zhang Zhuoyuan, aged 75, is an Independent Non-Executive Director of the Company who has been with the Company since 2007. Mr Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive and professional accomplishment in such aspects as political economy, price theory and marketing. Mr. Zhang had consecutively served as the director and researcher of the Institute of Finance, Trade and Economics of Chinese Academy of Social Sciences, the chief editor of "Finance & Trade Economics", a director, researcher and tutor of doctorate students of the Institute of Industrial Economics of Chinese Academy of Social Sciences and a director, researcher and tutor of doctorate students of the Institute of Economics of Chinese Academy of Social Sciences. He is the chief editor of Economics Research Journal. Mr. Zhang is also a member of the Ninth and Tenth Sessions of CPPCC, a deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Studies, and a director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science. Mr. Zhang is a member of the Chinese Academy of Social Sciences and a researcher of Institute of Economics as well as an independent Director of Jiangnan Securities Co. Ltd.

Wang Mengkui, aged 71, an Independent Non-Executive Director of the Company who has been with the Company since 2008. Mr. Wang graduated from the School of Economics, Peking University. He is an economist and is currently a professor and advisor of doctor candidates of Peking University. Mr. Wang engaged on a long-term basis in the analysis of economic theory and policy. He has published many articles with respect to economics and other aspects and is experienced in economic theory and practice. Mr. Wang had served as a vice head and researcher of the economic team of the research office of the Secretariat of the CPC Central Committee, the governing member of the State Development and Planning Commission, the executive vice director of economic research centre of the State Development and Planning Commission, the vice director and director of the Research Office of the State Council, the President of the Development Research Center of the State Council. Mr. Wang had also served as a member of the tenth Standing Committee of National People's Congress ("NPC"), the vice director of Financial and Economic Affairs Committee of NPC. He is currently the Chairman of the China Development Research Foundation and a committee member of the National Council for Social Security Fund of the PRC.

Zhu Demiao, aged 45, is an Independent Non-Executive Director of the Company and the Chairman of the Audit Committee of the Board. He has been with the Company since 2008. Mr. Zhu is currently the managing director of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu graduated from the University of Chicago GSB with a MBA degree, and obtained a master's degree in economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a bachelor's degree in economics from Hebei Geological Institute. Mr. Zhu is one of the PRC Certified Public Accountants in the early period. He has extensive experience in professional fields including finance, audit and capital management. Mr. Zhu has worked in the Ministry of Finance of the PRC and the investment analysis department of FMC. He has also served as the head of China business in the equity capital market department and investment bank department of Credit Suisse First Boston, the managing director, member of the executive committee of Asia-Pacific region and chairman of operation committee of the Greater China Region of JP Morgan Chase &Co. Mr. Zhu is currently an independent director of WSP Holding Limited.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors. As of March 31, 2009, our supervisors are Mr. Ao Hong, Mr. Yuanli and Mr. Zhang Zhankui who were elected to renew their terms of office on May 18, 2007.

The supervisors convened five meetings in 2008. The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Ao Hong	48	Chairman of Supervisor Committee

Yuan Li	51	Supervisor (employee representative), General Manager of Corporate Culture Department of the Company

Zhang Zhankui	51	Supervisor

Ao Hong, aged 48, is currently a Vice President of Chinalco. Mr. Ao graduated from Kunming University of Science and Technology majoring in Metallurgy. He holds a master degree from Central South University and is a professor-grade senior engineer with extensive experience in nonferrous metals research, corporate management, corporate governance and internal control. Mr. Ao had formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Yuan Li, aged 51, is a Supervisor elected as the employee representative supervisor of the Company and a General Manager of the Corporate Culture Department of the Company. Mr. Yuan has been employed by the Company since 2001. He is an engineer with extensive administrative and managerial experience. He had formerly served as a Manager of the General Management Office and the Deputy Head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, the Head of the Department of Research and Investigation as well as the Head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry and the Deputy Head of the Department of Political Affairs and the Head of the Community Union Working Department of Chinalco.

Zhang Zhankui, aged 51, is the Deputy Head of the Finance Department of Chinalco. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as Head of the Finance Division and then the Head of the Audit Division of China General Design Institute for Non-ferrous Metals a deputy General Manager of Beijing Enfei Tech-industry Group, the head of the Accounting Division of the Finance Department and the Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, the manager of the Asset and Finance of the Listing Office of Chalco and the head of the Fund Division of the Finance Department of Company and the manager of the General Division of the Finance Department of the Company.

Other Senior Management Personnel

The table and discussion below set forth certain information concerning other senior management personnel.

Name	Age	Positions with the Company

Ding Haiyan	51	Vice President

Jiang Yinggang	46	Vice President

Liu Qiang	45	Secretary to the Board

Ding Haiyan, aged 51, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Ding graduated from Beijing Economics University in 1982 majoring in Labor Economics and holds a Master degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, merger and acquisition of enterprises and capital operation. He once served as Head of Labor Wage Division of the Human Resource Department of China Nonferrous Metals Industry Corporation, the Deputy Director of the Bureau of Labor and Insurance, Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as Head Manager of the Department of Asset Operation, Deputy Head of the Listing Office, and an assistant to President of Chinalco, Executive Director and the Secretary to Board of the Company.

Jiang Yinggang, aged 46, is a Vice President of the Company and the General Manager of Qinghai Branch of the Company during the reporting period. Mr. Jiang graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals. Mr. Jiang holds a Master degree in metallurgy Engineering of non-ferrous metals and is a professor-grade senior engineer. He has participated in production operation and corporate management of production enterprises for a long period of time and has extensive professional experience. He has served as Deputy Head and then the Head of Corporate Management Department of Qinghai Aluminum Plant, Head of Qinghai Aluminum Smelter, Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and General Manager of Qinghai branch of the Company.

Liu Qiang, aged 45, is the Secretary to the Board and has been employed by the Company since 2001. In 1989, Ms. Liu graduated from Beijing International Studies University majoring in English literature, obtained a Master's degree in Literature and is a deputy senior translator. Ms. Liu studied finance, financial management and business administration at the University of International Business and Economics in Beijing and received trainings on finance and financial management in Hong Kong. She once served in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited and has served as Manager of Finance Department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation. Ms. Liu has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. She has formerly served as Manager of the aluminum department of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as the Deputy Manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

Compensation

Directors', Supervisors' and Senior Officers' Compensation

The aggregate amount of cash compensation paid by us to our Directors (not including our Independent Directors), Supervisors and senior management in 2008 for services performed as Directors, Supervisors and officers or employees of our Company was approximately RMB6.59 million. The aggregate amount of cash compensation paid by us to our Supervisors and senior management in 2008 was approximately RMB0.53 million and RMB1.8 million, respectively. Our Executive Directors and Supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits, as well as our contribution to the pension plans. Directors and Supervisors who are not employed by us receive fees for their services. We have entered into three-year service contracts with all of our Directors and Supervisors. None of these service contracts provides benefits to our Directors upon termination.

Details of the emoluments paid to the Company's Directors during the reporting period are as follows:

Discretionary
Name of Director	Fees	Salary	bonus	Pension	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Executive Directors

Xiao Yaqing(1)	-	684	374	23	1,081

Luo Jianchuan	-	572	312	23	907

Chen Jihua	-	468	169	23	660

Liu Xiangmin	-	468	169	23	660

Non-Executive Directors

Shi Chungui	150	-	-	-	150

Independent Non-Executive Directors

Poon Yiu Kin, Samuel(2)	84	-	-	-	84

Kang Yi	214	-	-	-	214

Zhang Zhuoyuan	214	-	-	-	214

Wang Mengkui(3)	142	-	-	-	142

Zhu Demiao(3)	143	-	-	-	143

Total	947	2,192	1,024	92	4,255

(1)

Mr. Xiao Yaqing resigned from his office as Chairman with immediate effect on March 27, 2009. He also resigned as Chief Executive Officer, Executive Director and Chairman of Nomination Committee on March 27, 2009, which will take effect after the election of a new executive director at the 2008 annual general meeting of the Company to be convened on May 26, 2009.

(2)	Mr. Poon Yiu Kin, Samuel resigned from the position of Independent Non-Executive Director on May 9, 2008.

(3)	Appointed on May 9, 2008.

Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders' value, we adopted a special compensation system for our senior management designed to tie our senior management's financial interests with our operating performance. Under this system, the senior management's compensation consists of the following components:

*	basic salaries;

*	performance bonuses; and

*	incentive bonuses.

Board Practices

Board of Directors

All of our Directors and Supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and Supervisors may serve consecutive terms. One of the Supervisors is an employee representative appointed by our employees and the rest are appointed by the shareholders. The following table sets forth the number of years our Directors, executive officers and Supervisors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term
Xiao Yaqing	May 18, 2007	May 26, 2009
Luo Jianchuan	May 18, 2007	May 18, 2010
Chen Jihua	May 18, 2007	May 18, 2010
Liu Xiangmin	May 18, 2007	May 18, 2010
Shi Chungui	May 18, 2007	May 18, 2010
Kang Yi	May 18, 2007	May 18, 2010
Zhang Zhuoyuan	May 18, 2007	May 18, 2010
Wang Mengkui	May 9, 2008	May 9, 2011
Zhu Demiao	May 9, 2008	May 9, 2011
Ao Hong	May 18, 2007	May 18, 2010
Yuan Li	May 18, 2007	May 18, 2010
Zhang Zhuankui	May 18, 2007	May 18, 2010

Audit Committee

Currently, our audit committee consists of four Independent Non-Executive Directors, namely, Mr. Wang Mengkui, Mr. Zhu Demiao, Mr. Kang Yi and Mr. Zhang Zhuoyuan. Mr. Zhu Demiao is Chairman of the audit committee. Our audit committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, approve related party transactions, supervise our internal financial reporting process, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors, and review management policies. The audit committee convened four meetings in 2008.

Remuneration Committee

Our Remuneration and Nomination Committee is divided into two committees, namely Remuneration Committee and Nomination Committee. Currently, our remuneration committee consists of four Independent Non-Executive Directors, Mr. Zhu Demiao, Mr. Wang Mengkui, Mr. Kang Yi, and Mr. Zhang Zhuoyuan. Mr. Kang Yi serves as the Chairman of the Committee.

Committee members' responsibilities as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the Directors and senior management. In 2008, Remuneration Committee convened three meetings, mainly focusing on the discretionary bonus of the Company's Directors, Supervisors and senior management, and changes to the Remuneration committee.

Nomination Committee

Currently, the nomination committee consists of two Executive Directors, namely Mr. Xiao Yaqing and Mr. Luo Jianchuan and two Independent Non-executive Directors, Mr. Kang Yi and Mr. Zhang Zhuoyuan. Mr. Xiao Yaqing serves as the Chairman of the Committee.

Mr. Xiao Yaqing, resigned as the Executive Director and Chairman of the Nomination Committee of the board on March 27, 2009, which will take effect after the election of a new executive director at the 2008 annual general meeting of the company to be convened on May 26, 2009.

Committee members responsibilities as set out in the committee charter include reviewing and recommending selection of Independent Directors and members of the committees under the Board approving the terms of Directors service contracts, and the appointment and removal of senior executives. In 2008, the Committee convened three meetings, mainly focusing on nomination of the Independent Directors.

We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee which must be composed entirely of independent directors.

Planning and Development Committee

Our planning and development committee currently consists of Executive Directors, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Vice President Mr. Ding Haiyan. Mr. Luo Jianchuan is Chairman of the Committee. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.

Disclosure Committee

Our disclosure committee consists of the Chief Executive Officer, the Chief Financial Officer and other senior management members. Our Chief Executive Officer and Chief Financial Officer serve as the Chairman and Vice Chairman of the committee, respectively. The committee implements our disclosure controls and procedures and reviews information disclosed to ensure accurate, open and timely disclosure. All discloseable information (including annual and interim results) shall be subject to the approval of the Company's Disclosure Committee with the Chief Executive Officer as its Chairman. For the purpose of discloseable financial statements and the relevant information, the Chief Financial Officer shall ensure that the Company's results and financial position have been reflected on a true and fair basis under relevant accounting principles and requirements.

Supervisory Committee

We have a supervisory committee composed of three Supervisors, with one Supervisor being elected from the staff as a representative of the employees. Members of the Supervisory Committee may also observe meetings of the Board. Our current supervisory committee was appointed at the Annual General Meeting held on May 18, 2007, and Mr. Ao Hong and Mr. Zhang Zhankui have been re-elected as Chairman of the supervisory committee and Supervisor, respectively. In the election of employee representatives held in the same month, Mr. Yuan Li was re-elected as the employee representative Supervisor of the Third Session of the Supervisory Committee.

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

Employees

As of December 31, 2006, 2007 and 2008, we had a total of approximately 88,004, 94,269 and 107,887 employees, respectively.

The table below sets forth the number of our employees by function as of the period indicated:

As of December 31,

2006	2007	2008

% of Total	% of Total	% of Total

Function:

Alumina production	38,360	43.6	40,508	43.0	43,682	40.5
Primary aluminum production	35,564	40.4	39,741	42.1	49,078	45.5
Aluminum fabrication	-	-	-	-	6,615	6.1
Mining	4,400	5.0	4,658	5.0	4,738	4.4
Research and development	2,552	2.9	2,510	2.7	656	0.6
Sales and marketing	880	1.0	583	0.6	1,128	1.0
Management and others	6,248	7.1	6,269	6.6	1,990	1.9

Total	88,004	100.0	94,269	100.0	107,887	100.0

The table below sets forth the number of our employees as of December 31, 2008:

Location	Employees	% of Total

Shandong
Shandong branch	10,703	9.92
Shandong Huayu	1,954	1.81
Chalco Qingdao	269	0.25

Henan
Henan branch	10,462	9.70
Zhongzhou branch	5,256	4.87
Research Institute	649	0.60
Chalco Mining	3,011	2.79
Jiaozuo Wanfang	3,660	3.39
Henan Aluminum	2,540	2.35

Guizhou
Guizhou branch	15,251	14.14
Zunyi Aluminum	1,432	1.33
Zunyi Alumina	449	0.42

Guangxi
Guangxi branch	5,642	5.23

Shanxi
Shanxi branch	11,920	11.05
Shanxi Huasheng	2,273	2.11
Shanxi Huaze	2,437	2.26

Gansu
Lanzhou branch	5,132	4.76
Northwest Aluminum	3,019	2.80
Gansu Hualu	1,529	1.42
Liancheng branch	4,017	3.72

Liaoning
Fushun Aluminum	2,010	1.86

Qinghai
Qinghai branch	4,947	4.59

Sichuan
Huaxi Aluminum	523	0.48

Chongqing
Chongqing branch	522	229
Chalco Southwest Aluminum Cold Rolling	238	0.48
Chalco Southwest Aluminum	0.21	0.22

Fujian
Chalco Ruimin	535	0.50

Inner Mongolia
Baotou Aluminum	6,237	5.78

Others (including employees of subsidiaries under construction)	862	0.80

Headquarters	179	0.17

Total	107,887	100.00

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20.0% depending in part on the location of the plant and the average age of the employees. We have made all required pension contributions up to December 31, 2008. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We have also introduced a new employee incentive plan which includes performance bonuses for our employees. We provide to our employees various social welfare benefits through hospitals, schools, retirement homes and other institutions owned by Chinalco and its other affiliates or through third parties.

Share Ownership

None of our Directors, Supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, currently beneficially owns 41.82% of our outstanding common shares directly and indirectly through its controlled entities and is our largest shareholder. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares and can exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. Chinalco has substantial influence over our management, policies and corporate actions in its capacity as the largest shareholder. Approximately 58.23% of our total outstanding common shares are held by public holders, with 29.16% and 29.07% owned by public holders of H Shares and public holders of A Shares, respectively.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2008. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

As of December 31, 2008

Approximate % of
Holders of Domestic Shares and H Shares	No. of shares	issued share capital

(in millions)

Holders of Domestic Shares

Chinalco(1)	5,656.36	41.82

China Cinda Asset Management Corporation	900.56	6.65

China Construction Bank Corporation	709.77	5.25

China Development Bank	554.94	4.10

Other public holders of A Shares	1,758.89	13.02

Holders of H Shares

Templeton Asset Management Ltd.	479.87	3.55

Barclays PLC(2)	277.41	2.05

HSBC Holdings PLC(3)	501.40	3.70

J.P. Morgan Chase & Co.(4)	299.41	2.22

Other H shares Holders	2,385.88	17.64

Total	13,524.49	100.00

(1)

Including 5,214,407,195 A Shares held directly by Chinalco, 351,217,795 A Shares held by Baotou Group, 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum and Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant. Baotou Group, Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute and Shanxi Aluminum Plant are controlled by Chinalco.

(2)

Including 360,000 H Shares held by Barclays Global Investors (Deutschland) AG, 23,363,316 H Shares held by Barclays Global Investors Ltd., 194,406,000 H Shares held by Barclays Global Fund Advisors and 59,284,000 H Shares held by Barclays Global Investors, N.A. Barclays Global Investors (Deutschland) AG, Barclays Global Investors Ltd., Barclays Global Fund Advisors and Barclays Global Investors, N.A. are controlled by Barclays PLC.

(3)

Including 487,136,739 H Shares held by The Hongkong and Shanghai Banking Corporation Limited, 13,521,725 H Shares held by HSBC Financial Products (France), 743,750 H Shares held by Hang Seng Bank Trustee International Limited and 500 H Shares held by HSBC Bank plc. The Hongkong and Shanghai Banking Corporation Limited, HSBC Financial Products (France), Hang Seng Bank Trustee International Limited and HSBC Bank plc are controlled by HSBC Holdings plc.

(4)

Including 24,300,000 H Shares held by JF Asset Management (Singapore) Limited, 24,110,000 H Shares held by Bear, Stearns International Limited, 35,985,370 H Shares held by J.P. Morgan Securities Ltd., 74,985,140 H Shares held by J.P. Morgan Whitefriars Inc., 20,812,000 H Shares held by China International Fund Management Ltd., 28,876,000 H Shares held by JF Asset Management Limited, 482,000 H Shares held by J.P. Morgan Investment Management Inc., 79,464,900 H Shares held by JP Morgan Chase Bank, N.A., 10,396,000 H Shares held by J.P. Morgan Structured Products B.V. JF Asset Management (Singapore) Limited, Bear, Stearns International Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., China International Fund Management Ltd., JF Asset Management Limited, J.P. Morgan Investment Management Inc., JP Morgan Chase Bank, N.A. and J.P. Morgan Structured Products B.V. are controlled by JP Morgan Chase & Co.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

On May 9, 2006, we placed 644,100,000 H Shares in the share capital of our Company at a price of HK$7.25 per H Share ("Placing Shares"). The Placing Shares comprise (i) 600,000,000 new H Shares to be allotted and issued by the Company and (ii) 44,100,000 H Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Chinalco to the National Social Security Fund Council (the "NSSF") of the PRC, in reliance upon Regulation S under the U.S. Securities Act of 1933. The Placing Shares represent approximately 5.83% of then issued share capital of our Company at that time and approximately 5.53% of then issued share capital of our Company as enlarged by the issuance of the new H Shares. The Placing shares were listed on the Hong Kong Stock Exchange on May 19, 2006.

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

To the best of our knowledge, as of December 31, 2008, none of the outstanding H Shares was held by United States holders of record, and all of the outstanding ADSs were held by 114 United States holders of record. There were no non-PRC holders holding A Shares of record. Our ADS ratio changed from one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing twenty-five (25) H Shares. The ratio change is effected with the holders of ADSs of record on October 6, 2006. The new ADSs have been distributed to the holders of ADSs on October 11, 2006.

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

Related Party Transactions

Connected Transactions under Hong Kong Listing Rules

Under the Listing Rules, transactions between connected persons and us constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Hong Kong Stock Exchange or exempted under the Listing Rules. Under the Listing Rules, Chinalco, Guangxi Investment, Guizhou Development, Zhangze Electric Power, Xinan Aluminum, Nanping Aluminum, Guan Lv, Huasheng Jiangquan and Pingguo Aluminum are considered as our connected persons. Where the transactions are non-exempt continuing connected transactions, each year our Independent Non-executive Directors must review and confirm in the annual reports and accounts that the transactions have been entered into:

(i)	in the ordinary and usual course of our business;

(ii)

either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from (as appropriate) independent third parties; and

(iii)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of our shareholders as a whole.

Although connected transactions are not synonymous with related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy the disclosure requirements under U.S. securities laws.

We have the following connected transactions with our connected persons;

*	Provision of Services by Chinalco to the Group;

*	Comprehensive Social Welfare and Logistics Agreement with Chinalco;

*	General Agreement on Mutual Provision of Production Supplies and Ancillary Services with Chinalco;

*	Mineral Supply Agreement with Chinalco;

*	Land Use Rights Leasing Agreement with Chinalco;

*	Buildings Leasing Agreement with Chinalco;

*	Mutual Provision of Products with Guangxi Investment;

*	Mutual Provision of Products and Services with Xinan Aluminum;

*	Mutual Provision of Products and services with Guizhou Development;

*	Mutual Provision of Products and Services with Nanping Aluminum;

*	Provision of products to Guan Lv;

*	Acquisition of equity interests in five aluminum fabrication plants and one aluminum production from Chinalco and China Nonferrous Metals Technology;

*	Engaging Huasheng Jiangquan to construct a new aluminum smelter;

*	Acquisition of assets from Pingguo Aluminum; and

*	Agreement on Management of Electricity Generators with Zhangze Electric Power.

Provision of services by Chinalco to the Group

Pursuant to the Provision of Engineering, Construction and Supervisory Services Agreement dated November 5, 2001, which was for an initial term of three years expiring on June 30, 2004 and subsequently extended by two extension agreements to December 31, 2009, Chinalco agreed to provide certain engineering, construction and supervisory services to the Group at the state-guidance price, and if there was no State-guidance price, then at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Co., Ltd.

With the approval of the independent shareholders given at the extraordinary general meeting held on February 27, 2007, the annual cap of the transactions under the above agreement was set at RMB3,970 million for each year from 2007 to 2009. Given the increase in projects and change in the contracting model, the annual caps for the continuing connected transactions under the agreement were revised to RMB11,000 million and RMB12,200 million respectively for each of the two years ended December 31, 2008 and 2009, as approved by the independent shareholders at the extraordinary general meeting held on December 29, 2008.

Chinalco is a substantial shareholder of the Company and a connected person of the Company.

Comprehensive Social Welfare and Logistics Agreement

Chinalco provides certain social welfare and logistics services on a continuing basis to us. To regulate our relationship with Chinalco in this regard, we entered into the Comprehensive Social and Logistics Services Agreement with Chinalco on November 5, 2001 for the provision of social welfare and logistics services.

On February 27, 2007 our shareholders approved the revision of the annual caps for the amount of connected transactions, mainly due to the following reasons: (a) the logistics services equipment was expected to be refurnished in 2007 due to the aging of the equipment over the years, and therefore, this would result in increased expenses; (b) since many of our facilities have expanded their production capabilities, there would be an increase in the use of the logistics services provided by Chinalco; and (c) it is expected that Chinalco's costs for providing the services will increase over the previous years and therefore, it would mean increased charges to us.

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

Chinalco retained all its assets and businesses relating to aluminum fabrication (except for aluminum fabrication capacity of Shandong Aluminum and the five aluminum fabrication subsidiaries acquired by us in 2008). It purchases its supply of primary aluminum as well as other alumina products from us. On the other hand, Chinalco transferred to us (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, coal and pitch, and (b) assets and businesses for provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and maintenance services. Such assets and businesses continue to provide ancillary production supplies and services to Chinalco.

As the number of subsidiaries of Chinalco has continued to increase, the need for these subsidiaries to purchase our products has also increased accordingly and hence, larger quantities of alumina are being purchased from us by Chinalco's subsidiaries. On October 12, 2007 our shareholders approved the revision of the annual caps of the transactions under the Mutual Supply Agreement with Chinalco for the three financial years ended December 31, 2007, 2008, and 2009 in order to cater for the increased volume and value of mutual supply transactions with Chinalco and its associates.

The revision of annual caps are primarily due to (a) the mergers and acquisition by Chinalco of several large-scale aluminum production plants during 2006 and early 2007 which led to increased amount and volume of purchases of alumina by Chinalco and its relevant associates from us; and (b) China International Trading Co., Ltd. directly selling primary aluminum to Chinalco and its relevant associates instead of acting as an agent for such sales as previously arranged. We hold 90.5% of the equity interest of China International Trading Co., Ltd.

Mineral Supply Agreement

Chinalco retained certain assets and businesses relating to several small bauxite mines and limestone quarries in respect of which the mining rights have not been transferred to us. Chinalco continues to provide bauxite and limestone to us on an ongoing basis. Chinalco also purchases bauxite and limestone from other mines and re-sell them to us.

To formalize the relationship between Chinalco and us in these respects, we entered into a Mineral Supply Agreement with Chinalco on November 5, 2001.

Land Use Rights Leasing Agreement

Chinalco has leased to us all the 459 pieces or parcels of land for the purposes of all aspects of our operations and businesses. On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the leasing of these 459 parcels of land covering an aggregate area of approximately 61.9 million square meters, which are located in eight provinces in the PRC. The annual rent payable to Chinalco is approximately RMB239.1 million.

As a result of the adjustment in the standard land price and land use tax made by relevant local authorities in 2004, Chinalco was required to pay an extra tax amount of RMB66.0 million in 2004. On January 1, 2005, after arm's length negotiations between Chinalco and us, we agreed to bear the annual tax increment beginning from January 1, 2004, pursuant to which our payment of the rental for land use right increased from RMB173.0 million to RMB239.1 million. We had applied and recommended to the HKSE for the amendment of maximum amount of annual land use right payable by us be adjusted from RMB200.0 million to RMB250.0 million.

Due to the adjustment of land tax in Zhongzhou branch and Shanxi branch, and at the request of Chinalco, we have agreed to bear the increase in land tax of approximately RMB44.9 million of these two branch factories of the Company. The relevant land use rights were leased to us pursuant to the Land Use Right Leasing Agreement between our Company and Chinalco dated November 5, 2001. Payment by us of the increased land tax for Chinalco is expected to exceed the annual limit of this category of continuing connected transactions of RMB250 million in 2006. Therefore, we revised the annual cap for the Land Use Right Leasing Agreement for the year ended December 31, 2006 to RMB290 million.

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

On February 25, 2008, Chinalco and we entered into a supplemental agreement, pursuant to which the total annual rental of the land use rights in connection with the land leased by Chinalco to us was further increased from RMB620.0 million to RMB1 billion for each of the two years ended December 31, 2009 (the "Supplemental Agreement"). We revised annual cap of the exempt continuing connected transaction (i.e. RMB1 billion) on March 6, 2008.

The revised annual rental for the two financial years ended December 31, 2009 resulted from (i) the increase in the PRC land use rights tax pursuant to the relevant PRC laws and regulations; (ii) the increase in the total area of leased land in relation to the mergers and acquisitions that took place in 2007; and (iii) the increase in the total number of plots of land leased by our subsidiaries in 2007. We made an announcement regarding details of this revisions on March 6, 2008.

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

Buildings Leasing Agreement

At the Special General Meetings of the Company held on February 27, 2007, it was approved to aggregate the rental payable to Chinalco under the Buildings Leasing Agreement dated November 5, 2001 with the rent payable under the Head Office Leasing Agreement to China Aluminum Development Company Limited under one category of continuing connected transactions and apply for an aggregate annual cap of RMB100 million for each of the three years ended December 31, 2007, 2008 and 2009.

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

At the time of the 2003 Waiver Renewal, the annual cap for the Buildings Leasing Agreement was set at RMB12 million, being the estimated total amount of rent payable by us to Chinalco in respect of approximately 100 buildings leased by us from Chinalco pursuant to the Buildings Leasing Agreement dated November 5, 2001. Due to the steady growth of the PRC economy, we expect the aggregate amount of rental payable by us to Chinalco to increase during the next three years. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. The annual rent amounts to RMB61.6 million, determined according to the prevailing market rate. The renovation period from Frbruary 15, 2005 to October 14, 2005 was rent free.

On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which the aggregated gross floor area we lease under such tenancy agreement has been increased to 30,187.9 square meters at an annual rent of RMB61.7 million payable each six months. In 2008, we paid RMB30.85 million under the renewed tenancy agreement. Under our original tenancy agreement with China Aluminum Development Company before its expiry on October 15, 2008, we paid an aggregate amount of RMB184.8 million as rent during the three-year lease term.

Mutual provision of products between the Group and Guangxi Investment (including its subsidiaries and associates)

The Group has been selling alumina and aluminum ingots to Guangxi Investment since 2001 pursuant to relevant agreements, and purchasing alumina from Guangxi Huayin, an associate of Guangxi Investment, since May 2008 pursuant to the agreement made with Guanxi Huayin.

As approved at the extraordinary general meeting held on February 27, 2007, the annual cap for the continuing connected transactions in relation to the sales of alumina and primary aluminum to the subsidiaries of Guangxi Investment for each of the three years ended December 31, 2007, 2008 and 2009 was set at RMB450 million each year. As the sales by the Group to Guangxi Investment increased, during the reporting period, the annual caps in respect of the sales of alumina and aluminum products to Guangxi Investment for the two years ended December 31, 2009 were revised to RMB1,490 million for each year. The annual caps of the transactions with Guangxi Huayin (an associate of Guangxi Investment) for the purchase of alumina by the Group from Guangxi Huayin for the two years ended December 31, 2008 and 2009 were set at RMB815 million and RMB1,770 million respectively.

In order to regulate the continuing connected transactions between the Group and Guangxi Investment (including its subsidiaries and associates), the Company and Guangxi Investment entered into the Mutual Provision of Products Framework Agreement on October 20, 2008, which was effective from the execution date until December 31, 2009. Pursuant to the agreement, the Group would continue to sell alumina and aluminum ingots to Guangxi Investment (including its subsidiaries and associates) and purchase alumina from Guangxi Investment (including its subsidiaries and associates).

As Guangxi Investment is one of the promoters of the Company, Guangxi Investment, its subsidiaries and associates are connected persons of the Company.

Mutual Provision of Products and Services between the Group and Xinan Aluminum

Xinan Aluminum (including its subsidiaries and associates) has business relationships with the Company since the establishment of the Company in 2001, including the purchases of products from the Group and sales of products and services to the Group. Upon completion of the acquisition of 60% of the equity interest in Chalco Southwest Aluminum by the Company on May 30, 2008, Xinan Aluminum, being a substantial shareholder (holding 40% of the equity interest) of Chalco Southwest Aluminum, became a connected person of the Company under the Listing Rules. The transactions between Xinan Aluminum and the Group therefore constituted connected transactions.

In order to regulate the continuing connected transactions between the Group and Xinan Aluminum (including its subsidiaries and associates), the Company and Xinan Aluminum entered into the Mutual Provision of Products and Services Framework Agreement on October 20, 2008, which was effective from June 1, 2008 until December 31, 2009. As approved at the extraordinary general meeting held on December 29, 2008, the annual caps for the sale transactions by the Group to Xinan Aluminum for the two years ended December 31, 2009 were set at RMB9,000 million and RMB7,000 million respectively while the purchase transactions by the Group from Xinan Aluminum were set at RMB4,600 million and RMB4,000 million respectively.

Xinan Aluminum is a connected person of the Company by reason of it being a substantial shareholder of Chalco Southwest Aluminum, which is a subsidiary of the Company.

Mutual Provision of Products and Services between the Group and Guizhou Development

The continuing connected transactions between the Group and Guizhou Development include sale of aluminum ingots by Guizhou Development as an agent for the Company ("Agency Transactions") and sale of primary aluminum to the Group by Guizhou Development ("Sales Transactions").

During the reporting period, as the amount of Agency Transactions between the Group and Guizhou Development is de minimus under the Listing Rules, such transactions are not subject to any disclosure requirements under the Hong Kong Listing Rules.

Pursuant to the spot contract dated January 1, 2008 which was effective until December 31, 2008, Guizhou Development had purchased up to a maximum of 24,000 tonnes of primary aluminum at market prices from one of the Company's indirect non-wholly owned subsidiaries, Chalco Kailin. The value of the transactions accrued up to June 30, 2008 was de minimus under the Listing Rules. It was estimated that the continuing of these transactions from July 1, 2008 would exceed the de minimus threshold and the transactions would be subject to the reporting requirements under the Listing Rules. The annual caps for the Sales Transactions between the Group and Guizhou Development for the two years ended December 31, 2009 were set at RMB400 million and RMB450 million respectively.

Guizhou Development is a connected person of the Company by reason of it being a promoter of the Company.

Mutual Provision of Products and Services between the Group and Nanping Aluminum

Upon completion of the acquisition of 75% of the equity interests in Chalco Ruimin by the Company on May 30, 2008, Nanping Aluminum, being a substantial shareholder (holding 25% of its equity interests) of Chalco Ruimin, became a connected person of the Company. The transactions between Nanping Aluminum and the Group constituted connected transactions.

According to relevant agreements between the Group and Nanping Aluminum (including its subsidiaries and associates), Nanping Aluminum purchases alumina, primary aluminum and aluminum alloy ingots from the Group, and Chalco Ruimin, a subsidiary of the Company, purchases aluminum sheets and fabrication services from Nanping Aluminum. All the above transactions are conducted on normal commercial terms and at market prices. The annual caps for the transactions in relation to the sales of alumina, primary aluminum and aluminum alloy ingots by the Group to Nanping Aluminum for the two years ending December 31, 2008 and 2009 were set at RMB920 million and RMB1,030 million respectively. The annual caps for the transactions in relation to Chalco Ruimin's purchase of aluminum sheets and fabrication services from Nanping Aluminum for the two years ending December 31, 2008 and 2009 were set at RMB400 million and RMB450 million respectively.

Nanping Aluminum is a connected person of the Company by reason of its being a substantial shareholder of Chalco Ruimin.

Mutual Provision of Products and Services between the Group and Guan Lv

Guan Lv purchases alumina and aluminum alloy ingots from the Group pursuant to a long term supply agreement dated August 22, 2006 (valid for three years from January 1, 2007 to December 31, 2009) and certain spot contracts signed from time to time. All the above continuing connected transactions are conducted on normal commercial terms and generally in cash with delivery against payment. The annual cap for such transactions for the two years ending December 31, 2008 and 2009 was set at RMB210 million and RMB260 million, respectively.

As Guan Lv holds 49% of the equity interests in Shanxi Huasheng, a subsidiary of the Company, Guan Lv is a connected person of the Company.

Acquisition of equity interests in five aluminum fabrication plants and one aluminum production from Chinalco and China Nonferrous Metals Technology

On May 12, 2008, the Company submitted a bid to acquire 100% of the equity interests in Longxing Aluminum Company Limited, 100% of the equity interests in Chalco Southwest Aluminum Cold Rolling, 84.02% of the equity interests in Henan Aluminum, 75% of the equity interests in Chalco Ruimin, 60% of the equity interests in Chalco Southwest Aluminum, and 56.86% of the equity interests in Huaxi Aluminum from Chinalco and China Nonferrous Metals Technology. The equity interests of the above companies were listed on the China Beijing Equity Exchange for bidding at a consideration of RMB4,174.7589 million. The three parties entered into a transfer agreement on May 21, 2008 and completed all transfer procedures on May 30, 2008.

Chinalco is a substantial shareholder in the Company and a connected person of the Company.

Engaging Huasheng Jiangquan to construct a new aluminum smelter

Pursuant to an agreement dated July 30, 2008, Huayu Aluminum, a non-wholly-owned subsidiary of the Company, engaged Huasheng Jiangquan to construct an aluminum smelter with an annual capacity of 100,000 tonnes in Linyi City, Shandong Province. The construction period was from January 2008 to December 2008. The consideration for the agreement was RMB420.09 million (of which approximately RMB340.14 million had been paid up to December 31, 2008), which was determined in accordance with the Pricing Standard on Construction Estimates of the Nonferrous Metals Industry drawn up by the China Nonferrous Metals Industry Association, adjusted with reference to the local conditions in Shandong province.

As Huasheng Jiangquan is the holding company of Linyi Jiangtai Aluminum Co., Ltd. which, in turn, is a substantial shareholder of Huayu Aluminum, a non wholly-owned subsidiary of the Company, Huasheng Jiangquan is a connected person of the Company.

Acquisition of Assets from Pingguo Aluminum

By an asset acquisition agreement dated September 30, 2008, the Company agreed to acquire and Pingguo Aluminum agreed to sell certain of its assets to the Company. The assets include the majority but not all of Pingguo Aluminum's assets, mainly comprising an alloy plant and related equipment, interest in Pingguo Aluminum Building Company, a fleet of passenger vehicles and other ancillary facilities and apparatus. The assets retained by Pingguo Aluminum consist of a hospital, a child care centre, a guest house and certain allocated land. The consideration of the acquisition is RMB96.3927 million, which was determined based on the appraised value of Pingguo Aluminum's net assets as at September 30, 2007 by an independent and duly qualified PRC valuer appointed by the Company. The consideration would be paid in cash within five days from the effective date of the agreement. Currently, the transaction has been completed.

Pingguo Aluminum is a connected person of the Company by reason of its being a wholly-owned subsidiary of Chinalco.

Agreement on Management of Electricity Generators

On January 15, 2003, we entered into a joint venture agreement with Zhangze Electric Power for the establishment of a joint venture company named as Shanxi Huaze. We hold 60% of the equity interest in Shanxi Huaze and Zhangze Electric Power holds the remaining 40% of the equity interest. Accordingly, Zhangze Electric Power is a substantial shareholder of Shanxi Huaze, one of our subsidiaries, and therefore a connected person of the Company.

On December 4, 2007, Shanxi Huaze entered into a management agreement (the "Management Agreement") with Zhangze Electric Power for the management of No. 3 and No. 4 generating units of Shanxi Huaze by Zhangze Electric Power at a fixed management fee of Kilowatt per hour. Pursuant to the Management Agreement, Zhangze Electric Power is responsible for the management of the two electricity generators and is responsible for all liabilities arising from any accidents within its responsibility for the fuel costs and fixed costs, including but not limited to payment of water fee, raw materials, salaries, maintenance and taxes etc. of the two electricity generators; and Zhangze Electric Power was to manage the two electricity generators in accordance with the terms specified in the Management Agreement. It is estimated that the annual management fee payable to Zhangze Electric Power under the Management Agreement will be approximately RMB13 million. The contracting arrangement with initial estimation of RMB800 million is no longer applicable to such transactions. The transaction was announced on December 4, 2007.

As of December 31, 2008, this transaction is considered as an exempt transaction under the Listing Rules.

We provide the following additional information on material related party transactions during the years ended December 31, 2006, 2007 and 2008:

Years Ended December 31,

2006	2007	2008

RMB	RMB	RMB

(in thousands)

Sales of materials and finished goods to:
Chinalco Group	2,466,601	2,533,702	2,703,461
Jointly controlled entities	11,109	16,882	20,939
Associates	1,342,997	2,167,047	3,274
Other related parties	3,200,265	8,120,244	5,736,264

Provision of utility services to:
Chinalco Group	294,556	439,766	580,042
Associates	24	3,659	5,461
Other related parties	-	57	44

Provision of engineering, construction and supervisory services by:
Chinalco Group	1,695,190	3,435,029	8,373,067
Other related parties	-	24,342	22,585

Purchase of key and auxiliary materials from:
Chinalco Group	1,795,942	2,051,360	1,804,594
Jointly controlled entities	-	243,524	6,260
Associated companies	585,835	-	345,029
Other related parties	3,153,725	5,037,148	3,113,918

Provision of social services and logistics services by Chinalco Group	1,043,606	903,272	723,129

Provision of utilities services by other related parties	-	1,514	4,010

Rental expenses for land use rights and buildings charged by Chinalco Group	368,140	728,743	948,396

Guarantees The table below sets forth information on guarantees with certain related parties in 2008 for the purposes of financing their operations and capital investments.

		Interest	Largest Amount	Amount Outstanding as
Guarantor	Guarantee	Rate (%)	Outstanding in 2008 (RMB)	of March 31, 2009 (RMB)
Chinalco	The Company	6.156%	300,000,000	-
	Chalco Southwest Aluminum	7.830%	50,000,000	50,000,000
	Chalco Southwest Aluminum	7.110%	70,000,000	70,000,000
	Chalco Southwest Aluminum	7.830%	20,000,000	20,000,000
	Chalco Southwest Aluminum	7.830%	20,000,000	20,000,000
	Chalco Southwest Aluminum	7.830%	20,000,000	20,000,000
	Chalco Southwest Aluminum	7.830%	20,000,000	20,000,000
	Chalco Southwest Aluminum	5.760%	65,000,000	65,000,000
	Chalco Southwest Aluminum	5.760%	20,000,000	20,000,000
	Chalco Southwest Aluminum	5.760%	6,800,000	6,800,000
	Chalco Southwest Aluminum	5.760%	30,000,000	30,000,000
	Chalco Southwest Aluminum	5.580%	70,000,000	70,000,000
	Chalco Southwest Aluminum	5.580%	53,200,000	53,200,000
	Chalco Southwest Aluminum	5.760%	15,000,000	-
	Chalco Southwest Aluminum Cold Rolling	6.156%	50,000,000	50,000,000
	Chalco Southwest Aluminum Cold Rolling	US$ LIBOR for six months +300BP	68,346,000	68,359,000
	Chalco Southwest Aluminum Cold Rolling	US$ LIBOR for six months +300BP	116,188,200	116,210,300
	Henan Aluminum	7.830%	27,165,000	13,582,500
	Henan Aluminum	7.047%	110,000,000	110,000,000
	Henan Aluminum	7.047%	112,000,000	112,000,000
	Henan Aluminum	7.830%	52,000,000	52,000,000
	Henan Aluminum	7.830%	50,174,000	-
	Henan Aluminum	8.514%	48,977,000	28,977,000
	Henan Aluminum	7.830%	43,000,000	43,000,000
	Henan Aluminum	7.047%	50,000,000	50,000,000
	Henan Aluminum	7.047%	100,000,000	100,000,000
	Henan Aluminum	7.047%	50,000,000	50,000,000
	Henan Aluminum	6.480%	68,380,000	68,380,000
	Henan Aluminum	7.047%	31,620,000	31,620,000
	Henan Aluminum	7.047%	214,110,000	196,550,000
	Henan Aluminum	7.047%	300,000,000	300,000,000
	Henan Aluminum	7.047%	130,850,000	130,850,000
	Henan Aluminum	6.966%	100,000,000	100,000,000
	Henan Aluminum	6.966%	100,000,000	100,000,000
	Henan Aluminum	7.047%	100,000,000	88,000,000
	Henan Aluminum	6.480%	200,000,000	200,000,000
	Henan Aluminum	6.804%	100,000,000	100,000,000
	Henan Aluminum	6.075%	70,000,000	70,000,000
	Henan Aluminum	6.723%	20,000,000	-
	Henan Aluminum	6.723%	20,000,000	-
	Henan Aluminum	6.723%	30,000,000	-
	Henan Aluminum	6.723%	30,000,000	-
	Henan Aluminum	6.723%	40,000,000	-
	Henan Aluminum	6.723%	30,000,000	-
	Henan Aluminum	6.723%	30,000,000	-
	Henan Aluminum	7.097%	50,000,000	-
	Henan Aluminum	6.723%	60,000,000	-
	Henan Aluminum	6.723%	60,000,000	-
	Henan Aluminum	6.723%	60,000,000	-
	Henan Aluminum	6.723%	100,000,000	-
	Henan Aluminum	6.723%	43,000,000	-
	Henan Aluminum	7.097%	30,000,000	30,000,000
	Henan Aluminum	7.097%	30,000,000	30,000,000
	Henan Aluminum	5.022%	50,000,000	50,000,000
	Henan Aluminum	6.390%	20,000,000	-
	Henan Aluminum	6.390%	20,000,000	-
	Henan Aluminum	6.390%	30,000,000	-
	Henan Aluminum	6.390%	30,000,000	-
	Henan Aluminum	5.751%	30,000,000	-
	Henan Aluminum	5.751%	30,000,000	-
	Henan Aluminum	5.751%	30,000,000	-
	Henan Aluminum	5.751%	30,000,000	-
	Henan Aluminum	5.751%	30,000,000	-
	Henan Aluminum	5.751%	30,000,000	-
	Henan Aluminum	6.318%	30,000,000	-
	Henan Aluminum	6.318%	40,000,000	-
	Henan Aluminum	6.561%	20,000,000	-
	Henan Aluminum	6.561%	40,000,000	-
	Henan Aluminum	6.561%	40,000,000	-
	Henan Aluminum	6.561%	40,000,000	-
	Henan Aluminum	6.561%	50,000,000	-
	Henan Aluminum	6.561%	60,000,000	-
	Henan Aluminum	5.580%	70,000,000	-
	Henan Aluminum	6.804%	60,000,000	-
	Henan Aluminum	6.561%	50,000,000	-
	Henan Aluminum	6.561%	60,000,000	-
	Henan Aluminum	5.913%	50,000,000	-
	Henan Aluminum	5.508%	10,000,000	-
	Henan Aluminum	5.508%	30,000,000	-
	Henan Aluminum	5.508%	20,000,000	-
China Nonferrous Metals Technology	Henan Aluminum	7.047%	48,340,000	44,380,000
	Henan Aluminum	6.723%	50,000,000	-
	Henan Aluminum	6.561%	50,000,000	-
Lanzhou Aluminum Factory	The Company	2.550%	6,600,000	6,600,000
	The Company	5.000%	63,692,400	57,323,200
	The Company	3.360%	44,000,000	40,000,000
The Company	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	100,000,000	100,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	100,000,000	100,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	100,000,000	100,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	50,000,000	50,000,000
	Shanxi Huaze	7.047%	100,000,000	100,000,000
	Shanxi Huaze	7.047%	100,000,000	100,000,000
	Shanxi Huaze	7.047%	100,000,000	100,000,000
	Shanxi Huaze	7.047%	70,000,000	70,000,000
Baotou Group	Baotou Aluminum	4.770%	250,000,000	250,000,000
	Baotou Aluminum	6.723%	30,000,000	-
	Baotou Aluminum	6.723%	50,000,000	-
	Baotou Aluminum	6.723%	35,000,000	-
	Baotou Aluminum	6.723%	40,000,000	-
	Baotou Aluminum	6.723%	8,000,000	-
	Baotou Aluminum	6.723%	50,000,000	-
	Baotou Aluminum	6.723%	20,000,000	-
	Baotou Aluminum	6.723%	15,000,000	-
	Baotou Aluminum	6.723%	10,000,000	-
	Baotou Aluminum	6.723%	40,000,000	-
	Baotou Aluminum	6.723%	40,000,000	-
	Baotou Aluminum	6.723%	40,000,000	-
	Baotou Aluminum	6.723%	50,000,000	50,000,000
	Baotou Aluminum	6.723%	50,000,000	50,000,000
	Baotou Aluminum	6.723%	100,000,000	-
	Baotou Aluminum	6.723%	20,000,000	20,000,000
	Baotou Aluminum	6.723%	100,000,000	100,000,000
	Baotou Aluminum	6.723%	40,000,000	40,000,000
	Baotou Aluminum	6.723%	30,000,000	30,000,000
	Baotou Aluminum	6.723%	30,000,000	30,000,000
	Baotou Aluminum	5.022%	30,000,000	30,000,000
	Baotou Aluminum	5.022%	40,000,000	40,000,000
	Baotou Aluminum	5.508%	70,000,000	-
	Baotou Aluminum	5.751%	120,000,000	-
	Baotou Aluminum	5.508%	35,000,000	-
	Baotou Aluminum	5.508%	10,000,000	-
	Baotou Aluminum	5.913%	100,000,000	-
	Baotou Aluminum	5.913%	30,000,000	-
	Baotou Aluminum	6.318%	30,000,000	-
	Baotou Aluminum	6.561%	40,000,000	-
	Baotou Aluminum	5.913%	50,000,000	-
	Baotou Aluminum	6.318%	20,000,000	-
	Baotou Aluminum	6.561%	60,000,000	-
	Baotou Aluminum	6.561%	30,000,000	-
	Baotou Aluminum	6.561%	20,000,000	-
	Baotou Aluminum	6.561%	30,000,000	-
	Baotou Aluminum	6.561%	30,000,000	-
	Baotou Aluminum	6.561%	20,000,000	-
	Baotou Aluminum	6.561%	60,000,000	-
	Baotou Aluminum	6.723%	50,000,000	-
	Baotou Aluminum	6.561%	80,000,000	-
	Baotou Aluminum	6.723%	12,000,000	-
	Baotou Aluminum	6.723%	18,000,000	-
	Baotou Aluminum	6.723%	50,000,000	-
	Baotou Aluminum	6.723%	30,000,000	-

Loans The table below sets forth the loans with certain related parties in 2008 for the purposes of financing their operations and capital investments.

		Interest	Largest Amount	Amount Outstanding as
Lender	Borrower	Rate (%)	Outstanding in 2008 (RMB)	of March 31, 2009 (RMB)
Chinalco	Chalco Ruimin	N/A	206,270,000	206,270,000
	Chalco Southwest Aluminum Cold Rolling	N/A	250,000,000	250,000,000
The Company	Gansu Hualu	5.508%	90,000,000	-
		6.561%	50,000,000	-
	Zunyi Aluminum	5.913%	30,000,000	-
		6.561%	100,000,000	-
	Fushun Aluminum	7.470%	200,000,000	200,000,000
		7.200%	137,000,000	137,000,000
		6.723%	228,000,000	228,000,000
		7.470%	100,000,000	100,000,000

See Note 31 to our audited consolidated financial statements for a detailed discussion of our related party transactions.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements See pages F-1 to F-111 following Item 19.

Legal Proceedings

As of December 31, 2008, Fushun Aluminum, a subsidiary of our Company was named in the claims by various banks for its joint liabilities amounting to approximately RMB171 million for the repayments of loans due from a third party. Fushun Aluminum was acquired by us from the third party in 2006. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is necessary as of December 31, 2008.

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

The declaration of dividends is subject to the discretion of our board of directors, which takes into account the following factors:

*	our financial results;

*	capital requirements;

*	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

*	our shareholders' interests;

*	the effect on our credit worthiness;

*	general business conditions; and

*	other factors our Board of Directors may deem relevant.

We may only distribute dividends after we have made allowance for:

*	recovery of losses, if any;

*	allocation to the statutory surplus reserve; and

*	allocation to a discretionary surplus reserve if approved by our shareholders and after allocation is made to the statutory surplus reserve.

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (1) recovery of losses, if any; (2) allocations to the statutory surplus reserve; and (3) allocations to a discretionary surplus reserve if approved by the shareholders. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC GAAP. Our distributable profits for the current financial year will be equal to our net profits determined in accordance with PRC GAAP or HKFRS, whichever is lower, less allocations to the statutory surplus reserve and if approved by the shareholders, discretionary surplus reserve.

The Company approved to declare an interim dividend of RMB0.052 per share at the Second Extraordinary General Meeting held on October 28, 2008.

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

The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on each of these two stock exchanges:

NYSE	Hong Kong Stock Exchange

Calendar Period	High	Low	High	Low

(US$ per ADS)	(HK$ per H Share)
- 88 -

2004	91.80	42.71	7.05	3.275
2005	78.84	50.04	6.10	3.87
2006	110.12	15.54	8.70	4.88
2007
First Quarter(1)	27.34	21.68	8.57	6.60
Second Quarter(1)	43.25	26.20	13.80	8.06
Third Quarter(1)	71.17	37.05	26.35	10.14
Fourth Quarter(1)	88.05	48.72	26.20	14.66
2008
First Quarter(1)	49.75	35.76	16.12	10.02
Second Quarter(1)	46.10	28.54	14.44	8.94
Third Quarter(1)	29.34	14.54	9.36	4.61
Fourth Quarter(1)	15.76	7.31	5.02	2.17
October	15.01	7.31	4.83	2.17
November (1)	11.97	8.15	3.54	2.82
December (1)	15.76	10.65	5.02	3.45
2009
January	16.38	10.25	5.05	3.20
February	14.48	10.90	4.40	3.40
March	17.13	10.70	5.23	3.55

(1)	Effective from October,2006, the Company's American Depository Shares (the "ADSs") ratio has been changed from 1 ADS representing 100 H Shares to 1 ADS representing 25 H Shares.

ITEM 10.	ADDITIONAL INFORMATION

Our registered office is located at No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China (100082). Our telephone number at this address is (86) 10 8229 8103.

Memorandum and Articles of Association

A copy of the English translation of our Articles of Association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. Because our Articles of Association have undergone several amendments since 2001, we have filed a copy of the English translation of our Articles of Association as of June 30, 2007 as Exhibit 1.1 to the Company's 20-F filed on June 20, 2007. Amendments to our Articles of Association since June 9, 2005 are subject to approval by State-owned Assets Supervision and Administration Commission under the State Council. Since June 20, 2007, our Articles of Association underwent the following amendments:

*

Our Articles of Association were amended and approved at special general shareholders' meeting on October 12, 2007. We have deleted sentence providing that the quorum of any class meeting convened for purpose shall be at least one-third of the total number of issued shares of that class. The Board is of the view that the one-third shareholding quorum requirement is unduly restrictive. Such provision is not a requirement of the Mandatory Provisions and is not common among large-scale H share companies listed on the Hong Kong Stock Exchange. Moreover, the requirement to reply by returning the reply slip 20 days before the date of the class meeting as provided in Article 99 has already provided the mechanism to ensure that the class shareholders receive the notice of the class meeting. We have also amended the Articles of Association in accordance with the merger of Baotou Aluminum with the Company by way of share exchange through issuance of new A Shares. The amendments are subject to approval by State-owned Assets Supervision and Administration Commission of the State Council. The revised Article 99 reads: "The Company shall, 45 days before the date of class meeting of shareholders (including the date of meeting) , send written notice of the class meeting and inform all registered shareholders of that class of the matters to be considered at the class meeting and the date and venue of the class meeting. Those shareholders of the class who intend to attend shall send the written reply to the Company 20 days before the class meeting. If the number of voting shares represented by shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, the Company shall within five days notify the shareholders, again by way of public announcement, of the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after such announcement."

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

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service."

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

*

Our Articles of Association were amended and approved at the special general shareholders' meeting held on October 28, 2008 to expand the business scope. The amendment are subject to approval by State-owned Assets Supervision and Administration Commission of the State Council. The revised Article 13 reads:

"The business scope of the Company will be as approved by the companies registration authorities.

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sale of sulphuric acid (or hazardous chemicals); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging, operation of office automation and instruments; relevant technological development and technical service."

Our objects and purposes

Our Articles of Association as amended from time to time are filed with the Hong Kong Companies Registrar. Our business scope can be found in Article 13 of our Articles of Association, as amended at the Annual General Meeting held on October 28, 2008, which includes exploration and mining of bauxite and limestone mines; production and sales of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous metal products, water, electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sale of sulphuric acid (or hazardour chemicals); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobiles and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and test instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service.

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

Borrowing powers

Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures and the charging or mortgaging of part or whole of our business or properties and other rights permitted. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the Directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than (a) provisions which give the Directors the power to formulate proposals for the issuance of debentures by us; (b) Article 86(2) provides that the issuance of bond must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 108(4) provides that the Directors have the power to formulate our annual final financial budgets and final accounts which shall be passed by over half of the Directors.

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

Material Contracts

On July 20, 2007, we entered into a merger agreement with Baotou Aluminum to consummate the acquisition of Baotou Aluminum through share exchange, pursuant to which we issued 637,880,000 A Shares in exchange for 100% share equity of Baotou Aluminum on December 28, 2007 after obtaining shareholders' approval at our Extraordinary General Meeting held on October 12, 2007 and the approval of CSRC on December 7, 2007. See "Item 7 - Major Shareholders and Related Party Transactions - Major Shareholders."

On May 21, 2008, we entered into an acquisition agreement with Chinalco and China Nonferrous Metals Technology. Please see "Item 4 - Information on the Company" and "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions."

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

Taxation

China Taxation

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H Shares or ADSs held by the investor as capital assets.

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies to a domestic individual are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council or reduced by an applicable tax treaty. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individual (the "Tax Notice"). Under the Tax Notice, dividends paid by a Chinese company to foreign individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, including the H Shares and ADSs, are temporarily exempt from a PRC withholding tax. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

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

Dividends Paid to Non-PRC Enterprises

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by Chinese companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Before the effectiveness of the Enterprise Income Tax Law and its implementation rules, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company's Overseas Shares was temporarily not subject to the 10% withholding tax according to the Tax Notice. This exemption has been abolished by the Enterprise Income Tax Law and its implementation rules. However, the withholding tax rate could be reduced under an applicable double-taxation treaty.

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

Capital Gains

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, capital gains realized by foreign enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to capital gains tax at the rate of 10%. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Before the effectiveness of the Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of Overseas Shares of a PRC company excluding the shares held through their PRC domestic establishment or residences were, temporarily, exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the Enterprise Income Tax Law and its implementation rules. With respect to individual holders of H shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, or the Provisions, stipulated that income tax on gains realized on the sale of equity shares shall be regulated in separate rules to be drafted by the Ministry of Finance. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued jointly by the Ministry of Finance and the SAT dated March 30, 1998. According to the Tax Notice, individual holders of Overseas Shares, such as H shares, are temporarily not subject to capital gains tax.

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

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

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

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes or any state or local tax consequences of the acquisition, ownership and disposition of the H Shares or ADSs.

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

You are a "U.S. holder" if you are a beneficial owner of H Shares or ADSs and are:

*	an individual citizen or resident of the United States for United States federal income tax purposes;

*	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

*	an estate the income of which is subject to United States federal income tax without regard to its source; or

*	a trust:

-	subject to the primary supervision of a United States court and the control of one or more United States persons; or

-	that has elected to be treated as a United States person under applicable United States Treasury regulations.

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

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Distributions on the H Shares or ADSs

Subject to the discussions below under "-Passive Foreign Investment Company", the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income PFIC rules (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2009 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "-Passive Foreign Investment Company".

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive income" or, in the case of certain U.S. Holders as "general category income" for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under "Taxation - China"), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under "-Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under that Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

Passive Foreign Investment Company

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2009 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rule" with respect to "excess distributions" made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as "marketable stock" because the ADSs are listed on the New York Stock Exchange.

A U.S. Holder's adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H Shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. The reduced tax rate for dividend income, as discussed above under "-Distributions on the H Shares or ADSs," is not applicable to a dividend paid by us if we are a PFIC for either our taxable year in which the dividend is paid or the preceding year. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

- 97 -

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

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H Shares or ADSs held by you.

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong, Hong Kong profits tax will be payable. Gains from sales of H shares effected on the Hong Kong Stock Exchange are considered to be sourced in Hong Kong for this purpose. Gains from sales of H shares effected off the Hong Kong Stock Exchange are considered to be sourced in Hong Kong if the sale and purchase are negotiated and concluded in Hong Kong. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No Hong Kong tax liability will arise on capital or trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong, e.g. on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is charged at the total rate of 0.2% of the higher of the consideration paid or the market value of the H shares transferred (the buyer and seller each paying 0.1% of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such stamp duty.

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

We borrow short-term, medium-term and long-term funds, including variable-rate debts, principally denominated in Renminbi. We hedge a limited amount of our sales through trading of futures contracts on the Shanghai Futures Exchange. Our hedging activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading.

The following discussion, which constitutes "forward-looking statements" that involve risk and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks, which we face in the normal course of business.

Credit Risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of these receivables represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially most of its bank balances and cash in several major state-owned financial institutions in the PRC. With strong State support provided to these state-owned financial institutions, the Directors are of the opinion that there is no significant credit risk on such assets being exposed.

With regard to accounts receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful debts have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2006, 2007 and 2008, none of the individual customers exceed 10% of the Group's total revenue, and thus, no significant concentration of credit risk existed.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenue into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the State Administration of Foreign Exchange. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. On July 21, 2005 the People's Bank of China announced changes to the RMB exchange rate regime to break the peg to the US Dollar. As a result, the value of the RMB has fluctuated. Fluctuations in exchange rates could adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot assure you that any future movements in the exchange rates of Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our operating performances and financial condition.

As of December 31, 2008, we had certain foreign currency denominated loans with principal of RMB52.8 million in Japanese Yen and RMB347.6 million in US dollars. In addition, our foreign currency denominated short-term bank deposits amounted to RMB465.4 million, of which RMB190.7 million was denominated in U.S. dollars, RMB218.40 million was denominated in Australian dollars, RMB46.4 million was denominated in Hong Kong dollars and RMB9.9 million was denominated in Euros. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable.

As of December 31, 2008, as the foreign currency denominated assets and liabilities take an insubstantial portion of our total assets and liabilities, the Directors are of the opinion that we are not exposed to any significant foreign exchange risk.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our debts, primarily on our long-term debt obligations. Our debts consist of fixed and variable-rate debt obligations with original maturities ranging from 1 to 30 years. We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debts and the interest cost of outstanding variable rate borrowings. We do not currently use any derivative instruments to modify the nature of our debts so as to manage our interest rate risk. Instead, our treasury department closely monitors the market interest rates and maintains proper portfolio of variable rate and fixed rate debts in order to reduce the exposure to any one form of interest rate risk.

The table below sets forth information about our interest rate sensitive financial instruments, including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited balance sheets and Note 18 to our audited consolidated financial statements.

Expected Maturity
							Fair
2009	2010	2011	2012	2013	Thereafter	Total	value

RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

(in thousands, except percentage data)
Short-term loans:

Fixed rate (RMB)	14,125,043	-	-	-	-	-	14,125,043	14,125,043
Average interest rate	6.27%
Fixed rate (US$)	63,159	-	-	-	-	-	63,159	63,159
Average interest rate	5.40%

Short-term bonds:
Fixed rate (RMB)	5,152,283	-	-	-	-	-	5,152,283	5,152,283
Average interest rate	5.31%

Long-term loans:
Fixed rate (Japanese Yen)	2,934	2,934	2,934	2,934	2,934	38,149	52,819	45,051
Average interest rate	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%
Variable rate (RMB)	2,946,796	3,374,992	5,344,715	3,317,485	4,495,848	7,302,120	26,781,956	26,781,956
Average interest rate	6.55%	6.49%	6.12%	6.42%	5.60%	5.59%
Variable rate (US$)	-	34,173	30,756	30,756	30,756	157,983	284,424	284,424
Average interest rate		4.95%	5.32%	5.30%	5.08%	4.55%
Medium-term notes and long-term bonds:
Fixed rate (RMB)	-	-	5,000,000	-	5,000,000	2,000,000	12,000,000	12,499,330
Average interest rate			5.17%		4.84%	4.63%

*	Data in Renminbi equivalents.

Commodity Price Risk

We are exposed to fluctuations in the prices of alumina, primary aluminum and aluminum fabrication products. We import a portion of our alumina supply from suppliers outside China. Such purchases are made at market prices. In addition, all our sales of alumina, primary aluminum and aluminum fabrication products are made at market prices. Therefore, fluctuations in the prices of alumina and primary aluminum have a significant effect on our operating performances.

We use the majority of our futures and option contracts traded on the Shanghai Futures Exchange and LME to hedge against adverse fluctuations in aluminum prices. In addition, we entered into certain Asian option contracts on primary aluminum in 2008. The notional quantities of primary aluminum per settlement month totaled 25,000 tons. For the year ended December 31, 2008, realized gain and unrealized loss for these Asian option contracts amounted to approximately US$4.4 million (equivalent to RMB30 million) and US$16.7 million (equivalent to RMB114 million), respectively. The futures and option contracts are marked to market at balance sheet dates and corresponding unrealized holding gains (loss) are recorded in the income statement for the year. The fair value of the unrealized holding losses and gains for the years ended December 31, 2006 and 2007 were RMB10 million and RMB17 million, respectively. We have a fair value of unrealized holding losses of RMB21 million for the year ended December 31, 2008.

The fair value of futures and option contracts are based on quoted market prices. As of December 31, 2008 and 2007, the Company's position in futures and option contracts is as follows:

As of December 31, 2008	As of December 31, 2007
		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity
		RMB'000	RMB'000	RMB'000			RMB'000	RMB'000	RMB'000

Futures Contracts:

Short
Primary aluminum	-	-	-	-	N/A	17,440	322,342	314,239	8,103	January 2008 to March 2008
Long
Primary aluminum	141,805	1,572,763	1,627,902	55,139	January 2009 to April 2009	-	-	-	-	N/A
Copper	6,245	115,625	118,350	2,725	January 2009 to March 2009	-	-	-	-	N/A
Option contracts:
Sales
Primary aluminum	58,000	43,441	-	43,441	January 2009 to July 2009	-	-	-	-	N/A

In addition, the Group entered into certain Asian option contracts on primary aluminum in 2008. The notional quantities of related unexpired contract on primary aluminum per settlement month totaled 25,000 tonnes from January 2009 to December 2009. For the year ended December 31, 2008, unrealized loss for the unexpired Asian option contracts amounted to approximately US$16.7 million (equivalent to RMB114 million).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Our President, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of Aluminum Corporation of China Limited's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the U.S. Securities Exchange Act of 1934 "the "Exchange Act")) as of the end of the period covered by this annual report, have concluded that, as of such date, our company's disclosure controls and procedures were effective to ensure that material information required to be disclosed in the report that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and regulations.

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

Under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

We have excluded Lanzhou Liancheng Longxing Aluminum Company Limited and its subsidiaries, Huaxi Aluminum Company Limited, Chalco Ruimin Company Limited, Chalco Southwest Aluminum Cold Rolling Company Limited, Chalco Southwest Aluminum Company Limited, Chalco Henan Aluminum Company Limited and Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. and its subsidiaries from our assessment of internal control over financial reporting as of December 31, 2008 because these businesses were acquired during 2008 and they are qualified under current United States Securities and Exchange Commission regulations for exclusion from our assessment of internal control over financial reporting. Total assets and total revenue of these acquirees in aggregate represent 12% and 21%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2008.

The effectiveness of our internal controls over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2008, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers served as our independent auditor for the 2008 fiscal year. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,
2008	2007

RMB	RMB

(in thousands)
Audit fees	19,900	22,000
Audit-related fees	8,332	6,500
All other fees	6,500	11,000

Total	34,732	39,500

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

In April 2003, our Audit Committee established pre-approval policies and procedures under which all audit and non-audit services performed by our principal accountants must be approved by the Audit Committee. For 2008, all of the services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17	FINANCIAL STATEMENTS

See pages F-1 to F-111 following Item 19.

ITEM 18	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 17.

ITEM 19	EXHIBITS

Index of Exhibits Documents filed as exhibits to this Annual Report:

Exhibit Number	Description
8.1	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2008

12.1	Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ LUO Jianchuan

LUO Jianchuan
President and Executive Director

EXHIBIT 8.1

A list of Aluminum Corporation of China Limited's subsidiaries is provided in Note 2 to consolidated financial statements included in this annual report following Item 19.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, LUO Jianchuan, certify that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the Audit Committee of the company's board of directors (or persons performing the equivalent functions):

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

/s/ LUO Jianchuan
. . . . . . . . . . . . . . . . . . . . . . . . . .

LUO Jianchuan
President and Executive Director

April 30, 2009

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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the Audit Committee of the company's board of directors (or persons performing the equivalent functions):

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

April 30, 2009

EXHIBIT 13.1

Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 20-F of Aluminum Corporation of China Limited (the "Company") for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), LUO Jianchuan, as President and Executive Director of the Company, and CHEN Jihua, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: /s/ LUO Jianchuan

Name: LUO Jianchuan
Title: President and Executive Director

Date: April 30, 2009

By: /s/ CHEN Jihua

Name: CHEN Jihua
Title: Chief Financial Officer

Date: April 30, 2009

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with Hong Kong Financial Reporting Standards ("HKFRS"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 appearing on page 102 of the Annual Report on Form 20-F - 2008. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Hong Kong Standards on Auditing issued by Hong Kong Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

HKFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

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

As described in Management's Report on Internal Control over Financial Reporting of the Annual Report on Form 20-F - 2008, management has excluded Lanzhou Liancheng Longxing Aluminum Company Limited and its subsidiaries, Huaxi Aluminum Company Limited, Chalco Ruimin Company Limited, Chalco Southwest Aluminum Cold Rolling Company Limited, Chalco Southwest Aluminum Company Limited, Chalco Henan Aluminum Company Limited and Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. and its subsidiaries as of December 31, 2008 because these entities were acquired by the Company in business combinations during 2008 and qualified under current United States Securities and Exchange Commission regulations for exclusion from management's assessment of internal control over financial reporting. We have also excluded these entities from our audit of internal control over financial reporting. Their total assets in aggregate represent 12% and total revenues in aggregate represent 21% of the Company's related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers

Hong Kong
April 30, 2009

CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007
(Amounts expressed in thousands of RMB and USD unless otherwise stated)

Note	2008	2008	2007
			Restated
		(Note 1)	(Note 5)
	RMB'000	USD'000	RMB'000

ASSETS

Non-current assets
Intangible assets	6	2,966,879	434,867	2,688,232
Property, plant and equipment	7	86,014,123	12,607,420	69,285,278
Land use rights	8	1,730,550	253,653	1,460,681
Interests in jointly controlled entities	9(a)	701,850	102,873	636,296
Interests in associates	9(b)	104,809	15,362	553,920
Available-for-sale financial assets	10	38,714	5,674	40,113
Deferred income tax assets	11	698,504	102,382	562,173
Other non-current assets	12	785,103	115,076	346,496

Total non-current assets	93,040,532	13,637,307	75,573,189

Current assets
Prepaid income tax		748,668	109,735	-
Inventories, net	13	19,876,015	2,913,304	15,369,782
Accounts receivable, net	14	2,035,324	298,325	3,718,806
Other current assets, net	15	3,473,531	509,129	2,123,623
Financial assets at fair value through profit or loss		57,864	8,481	8,103
Bank balances and cash	16	16,295,585	2,388,506	9,054,565

Total current assets	42,486,987	6,227,480	30,274,879

Total assets	135,527,519	19,864,787	105,848,068

CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2008 and 2007
(Amounts expressed in thousands of RMB and USD unless otherwise stated)

Note	2008	2008	2007
			Restated
		(Note 1)	(Note 5)
	RMB'000	USD'000	RMB'000

SHAREHOLDERS' EQUITY

Share capital and reserves attributable
to equity holders of the Company
Share capital	17(a)	13,524,488	1,982,336	13,524,488
Reserves		18,985,988	2,782,849	23,151,365
Retained earnings
Proposed dividend	30	-	-	716,798
Others		22,488,006	3,296,153	23,295,412

	54,998,482	8,061,338	60,688,063
Minority interest	5,198,340	761,941	3,805,144

Total shareholders' equity	60,196,822	8,823,279	64,493,207

LIABILITIES

Non-current liabilities
Borrowings	18	36,132,552	5,296,087	17,459,597
Deferred income tax liabilities	11	53,768	7,881	172,460
Other non-current liabilities	12	693,549	101,656	180,555

Total non-current liabilities	36,879,869	5,405,624	17,812,612

Current liabilities
Accounts payable	19	4,761,940	697,976	4,486,141
Other payables and accrued expenses	20	11,151,653	1,634,540	7,162,129
Financial liabilities at fair value through profit or loss		114,047	16,716	-
Dividends payable		108,812	15,949	37,015
Current income tax liabilities		24,161	3,541	510,416
Borrowings	18	22,290,215	3,267,162	11,346,548

Total current liabilities	38,450,828	5,635,884	23,542,249

Total liabilities	75,330,697	11,041,508	41,354,861

Total shareholders' equity and liabilities	135,527,519	19,864,787	105,848,068

Net current assets	4,036,159	591,596	6,732,630

Total assets less current liabilities	97,076,691	14,228,903	82,305,819

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB and USD unless otherwise stated)

Note	2008	2008	2007	2006
			Restated	Restated
		(Note 1)	(Note 5)	(Note 5)
	RMB'000	USD'000	RMB'000	RMB'000

Revenue	22	76,725,941	11,246,016	85,198,835	74,287,003
Cost of sales	22	(70,073,660)	(10,270,965)	(64,936,133)	(52,358,293)

Gross profit		6,652,281	975,051	20,262,702	21,928,710

Selling and distribution expenses	23	(1,562,409)	(229,008)	(1,355,534)	(1,185,088)
General and administrative expenses	24	(3,462,472)	(507,508)	(3,042,363)	(2,825,858)
Research and development expenses		(177,507)	(26,018)	(229,803)	(126,294)
Other gains, net	22	372,771	54,638	158,913	373,061

Operating profit	1,822,664	267,155	15,793,915	18,164,531

Interest income	193,046	28,295	198,193	192,396
Interest expense	(1,864,742)	(273,322)	(1,226,175)	(933,955)
Exchange loss, net	(37,870)	(5,551)	(12,189)	(54,359)

Finance costs, net	(1,709,566)	(250,578)	(1,040,171)	(795,918)

Operating profit after finance costs		113,098	16,577	14,753,744	17,368,613

Shares of profits/(losses) of
jointly controlled entities	9(a)	1,672	245	(3,381)	(11,419)
Shares of profits of associates	9(b)	10,045	1,472	241,945	105,177

Profit before income tax
benefits/(expense)		124,815	18,294	14,992,308	17,462,371

Income tax benefits/(expense)	28	33,557	4,919	(2,869,210)	(4,465,282)

Profit for the year	158,372	23,213	12,123,098	12,997,089

Attributable to:
Equity holders of the Company	9,228	1,353	10,753,042	12,093,143
Minority interest	149,144	21,860	1,370,056	903,946

158,372	23,213	12,123,098	12,997,089

Basic earnings per share for profit
attributable to the equity holders of
the Company
(expressed in RMB per share)	29	RMB0.00068	USD0.00010	RMB0.84	RMB1.03

Dividends	703,273	103,081	4,131,749	2,190,177

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

	Minority	Total shareholders'
Attributable to equity holders of the Company	interest	equity

		Statutory	Statutory			Available-
		surplus	public	Discretionary	Cumulative	for-sale
Share capital	Capital reserve	reserve	welfare fund	surplus reserve	translation	financial asset
(Note17(a))	(Note17(b)(i))	(Note17(b)(ii))	(Note17(b)(iii))	(Note17(b)(iii))	difference	revaluation reserve	Retained earnings
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2006, as previously stated	11,049,876	6,731,011	2,084,642	1,962,173	34,430	-	-	11,285,208	2,295,956	35,443,296
Common control business combinations (Note 5)	-	1,537,684	36,894	-	-	-	-	(377,139)	884,771	2,082,210

As of January 1, 2006, as restated	11,049,876	8,268,695	2,121,536	1,962,173	34,430	-	-	10,908,069	3,180,727	37,525,506
Changes in equity for the year
ended December 31, 2006
Grants payable transferred to capital reserve	-	5,300	-	-	-	-	-	-	-	5,300
Profit for the year ended December 31, 2006	-	-	-	-	-	-	-	12,093,143	903,946	12,997,089

Total recognized income and expense for the year	-	5,300	-	-	-	-	-	12,093,143	903,946	13,002,389
Issuance of new shares	600,000	3,902,492	-	-	-	-	-	-	-	4,502,492
Share issuance expenses	-	(112,023)	-	-	-	-	-	-	-	(112,023)
Acquisitions of minority interest	-	419,676	-	-	-	-	-	(20,679)	(224,416)	174,581
Acquisitions of subsidiaries	-	236,000	-	-	-	-	-	-	1,052,300	1,288,300
Establishment of a subsidiary by
a shareholder of the Company	-	50,000	-	-	-	-	-	-	-	50,000
Capital injection from minority interest	-	-	-	-	-	-	-	-	582,400	582,400
Transfer	-	-	3,327,234	(1,962,173)	37,093	-	-	(1,402,154)	-	-
Profit appropriation
Distribution to shareholders	-	-	-	-	-	-	-	(4,587,163)	(135,901)	(4,723,064)

As of December 31, 2006	11,649,876	12,770,140	5,448,770	-	71,523	-	-	16,991,216	5,359,056	52,290,581

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY(CONTINUED)
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

	Minority	Total shareholders'
Attributable to equity holders of the Company	interest	equity

		Statutory	Statutory			Available-
		surplus	public	Discretionary	Cumulative	for-sale
Share capital	Capital reserve	reserve	welfare fund	surplus reserve	translation	financial asset
(Note17(a))	(Note17(b)(i))	(Note17(b)(ii))	(Note17(b)(iii))	(Note17(b)(iii))	difference	revaluation reserve	Retained earnings
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2007, as previously stated	11,649,876	10,521,480	5,384,956	-	70,867	-	-	17,168,564	4,470,819	49,266,562
Common control business combinations (Note 5)	-	2,248,660	63,814	-	656	-	-	(177,348)	888,237	3,024,019

As of January 1, 2007, as restated	11,649,876	12,770,140	5,448,770	-	71,523	-	-	16,991,216	5,359,056	52,290,581
Changes in equity for the year
ended December 31, 2007
Fair value changes from available-for-sale
financial asset - gross (Note 10)	-	-	-	-	-	-	8,879	-	5,608	14,487
Fair value changes from available-for-sale
financial asset - tax (Note 11)	-	-	-	-	-	-	(1,332)	-	(841)	(2,173)
Adjustment on equity change of an associate	-	168	-	-	-	-	-	-	-	168
Cumulative translation difference	-	-	-	-	-	10,047	-	-	-	10,047

Net income recognized directly in equity	-	168	-	-	-	10,047	7,547	-	4,767	22,529
Profit for the year ended December 31, 2007	-	-	-	-	-	-	-	10,753,042	1,370,056	12,123,098

Total recognized income and expense for the year	-	168	-	-	-	10,047	7,547	10,753,042	1,374,823	12,145,627
Issuance of new shares	1,874,612	7,852,275	-	-	-	-	-	-	-	9,726,887
Share issuance expenses	-	(179,000)	-	-	-	-	-	-	-	(179,000)
Acquisitions of minority interest (Note 5)	-	(3,028,896)	-	-	-	-	-	-	(2,472,094)	(5,500,990)
Capital injection from minority interest	-	-	-	-	-	-	-	-	10,094	10,094
Profit appropriation
Appropriation of surplus reserve	-	-	1,083,388	-	-	-	-	(1,083,388)	-	-
Distribution to shareholders	-	-	-	-	-	-	-	(3,533,257)	(466,735)	(3,999,992)
Adjustment to surplus reserves (Note 17(b)(ii))	-	-	(813,074)	-	(71,523)	-	-	884,597	-	-

As of December 31, 2007	13,524,488	17,414,687	5,719,084	-	-	10,047	7,547	24,012,210	3,805,144	64,493,207

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

	Minority	Total shareholders'
Attributable to equity holders of the Company	interest	equity

		Statutory	Statutory			Available-
		surplus	public	Discretionary	Cumulative	for-sale
Share capital	Capital reserve	reserve	welfare fund	surplus reserve	translation	financial asset
(Note17(a))	(Note17(b)(i))	(Note17(b)(ii))	(Note17(b)(iii))	(Note17(b)(iii))	difference	revaluation reserve	Retained earnings
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2008, as previously stated	13,524,488	15,039,593	5,719,084	-	-	10,047	7,547	23,643,388	3,072,622	61,016,769
Common control business combinations (Note 5)	-	2,375,094	-	-	-	-	-	368,822	732,522	3,476,438

As of January 1, 2008, as restated	13,524,488	17,414,687	5,719,084	-	-	10,047	7,547	24,012,210	3,805,144	64,493,207
Changes in equity for the year
ended December 31, 2008
Fair value changes from available-for-sale
financial asset - gross (Note 10)	-	-	-	-	-	-	(7,048)	-	(4,451)	(11,499)
Fair value changes from available-for-sale
financial asset - tax (Note 11)	-	-	-	-	-	-	1,057	-	668	1,725
Grants payable transferred to capital reserve	-	98,000	-	-	-	-	-	-	-	98,000
Cumulative translation difference	-	-	-	-	-	(180,400)	-	-	-	(180,400)

Net income recognized directly in equity	-	98,000	-	-	-	(180,400)	(5,991)	-	(3,783)	(92,174)
Profit for the year ended December 31, 2008	-	-	-	-	-	-	-	9,228	149,144	158,372

Total recognized income and expense for the year	-	98,000	-	-	-	(180,400)	(5,991)	9,228	145,361	66,198
Common control business combinations (Note 5)	-	(4,223,414)	-	-	-	-	-	-	(26,441)	(4,249,855)
Reversal of over-provision of
share issuance expenses	-	28,000	-	-	-	-	-	-	-	28,000
Acquisition of a subsidiary (Note 2(b))	-	-	-	-	-	-	-	-	1,171,803	1,171,803
Acquisition of minority interest	-	-	-	-	-	-	-	-	2,958	2,958
Disposals of subsidiaries	-	-	-	-	-	-	-	-	(7,554)	(7,554)
Capital injection from minority interest	-	-	-	-	-	-	-	-	555,443	555,443
Others	-	5,067	-	-	-	-	-	-	27,956	33,023
Profit appropriation
Appropriation of surplus reserve	-	-	113,361	-	-	-	-	(113,361)	-	-
Distribution to shareholders	-	-	-	-	-	-	-	(1,420,071)	(476,330)	(1,896,401)

As of December 31, 2008	13,524,488	13,322,340	5,832,445	-	-	(170,353)	1,556	22,488,006	5,198,340	60,196,822

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB and USD unless otherwise stated)

Note	2008	2008	2007	2006
			Restated	Restated
		(Note 1)	(Note 5)	(Note 5)
	RMB'000	USD'000	RMB'000	RMB'000

Cash flows generated from operating activities

Profit before income tax expense		124,815	18,294	14,992,308	17,462,371
Shares of (profits)/losses of jointly controlled entities		(1,672)	(245)	3,381	11,419
Shares of profits of associates		(10,045)	(1,472)	(241,945)	(105,177)
Depreciation of property, plant and equipment	7	5,269,853	772,423	4,821,208	3,979,504
Net loss on disposal of property, plant and equipment	27	59,189	8,676	167,953	90,724
Impairment loss on property, plant and equipment	27	1,334	196	13,249	16,967
Amortization of intangible assets	6	52,755	7,733	31,056	25,087
Expensing off prepaid land use rights		46,501	6,816	47,677	36,754
Amortization of long-term deferred expenses		87,806	12,870	76,028	14,132
Loss/(Gain) on disposals of investments		324	47	(3,484)	411
Realized and unrealized gains on futures and option contracts	22	(267,328)	(39,183)	(108,362)	(51,985)
Interest income		(193,046)	(28,295)	(198,193)	(192,396)
Interest expense		1,864,742	273,322	1,226,175	933,955
Excess of interest in the net fair value of net assets acquired
over cost arising from acquisitions of subsidiaries		-	-	-	(261,734)
Others		(4,986)	(730)	-	-

	7,030,242	1,030,452	20,827,051	21,960,032
Changes in working capital:
Increase in inventories	(3,860,311)	(565,821)	(2,939,644)	(1,947,021)
Decrease/(Increase) in accounts receivable	1,998,898	292,986	(556,751)	(940,691)
(Increase)/Decrease in other current assets	(1,303,371)	(191,040)	85,359	(330,669)
(Increase)/Decrease in restricted cash	(104,213)	(15,275)	(6,122)	42,114
Increase in other non-current assets	(396,526)	(58,120)	(230,487)	-
(Decrease)/Increase in accounts payable	(66,125)	(9,692)	136,760	(410,567)
Increase/(Decrease) in other payables and accrued expenses	3,186,343	467,035	(1,166,223)	47,220
(Decrease)/Increase in other non-current liabilities	(14,759)	(2,163)	27,475	190,387

Cash generated from operating activities	6,470,178	948,362	16,177,418	18,610,805

Interest received	186,683	27,363	96,069	158,472
Interest paid	(2,563,012)	(375,671)	(1,490,304)	(1,093,694)
PRC enterprise income taxes paid	(1,639,415)	(240,295)	(4,130,577)	(3,714,012)

Net cash generated from operating activities	2,454,434	359,759	10,652,606	13,961,571

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB and USD unless otherwise stated)

Note	2008	2008	2007	2006
			Restated	Restated
		(Note 1)	(Note 5)	(Note 5)
	RMB'000	USD'000	RMB'000	RMB'000

Cash flows generated from investing activities

Purchases of intangible assets		(180,814)	(26,503)	(124,293)	(29,384)
Purchases of property, plant and equipment		(16,788,443)	(2,460,747)	(10,850,232)	(7,801,565)
Purchases of land use rights		(277,397)	(40,659)	(440,799)	(47,001)
Proceeds from sales of property, plant and equipment		23,225	3,404	165,302	36,060
Proceeds from disposal of an associate		-	-	790	-
Cash and cash equivalents acquired from acquisitions of subsidiaries		247,784	36,319	313,662	519,646
Investment in a jointly controlled entity	9(a)	(63,882)	(9,363)	(63,883)	(402,814)
Investments in associates	9(b)	(30,000)	(4,397)	-	(247,454)
Acquisition of minority interest		-	-	(564,865)	(192,749)
Acquisitions of subsidiaries		(4,858,396)	(712,114)	(140,000)	(984,803)
Increase of available-for-sale financial assets		-	-	(2,500)	-
Decrease/(Increase) in short-term cash investments		-	-	2,981,946	(3,078,000)
Dividends received		33,067	4,847	52,004	-
Prepaid investment		(250,000)	(36,643)	-	-
Interest received		6,364	933	130,391	33,320
Others		(66,002)	(9,674)	(20,972)	(97,043)

Net cash used in investing activities	(22,204,494)	(3,254,597)	(8,563,449)	(12,291,787)

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB and USD unless otherwise stated)

Note	2008	2008	2007	2006
			Restated	Restated
		(Note 1)	(Note 5)	(Note 5)
	RMB'000	USD'000	RMB'000	RMB'000

Cash flows generated from financing activities

Issuance of shares, net of issuance expenses		-	-	(119,000)	4,390,469
Issuance of short-term bonds, net of issuance expenses	18(d)	4,980,000	729,938	2,988,000	4,913,400
Issuance of medium-term notes, net of issuance expenses	18(b)	9,970,000	1,461,341	-	-
Issuance of long-term bonds, net of issuance expenses	18(b)	-	-	1,978,500	-
Repayments of short-term bonds		(3,000,000)	(439,722)	(5,000,000)	(2,000,000)
Drawdown of short-term loans		21,107,101	3,093,749	7,160,149	6,293,469
Drawdown of long-term loans		11,294,303	1,655,449	5,101,948	1,642,094
Shareholder's loans		276,270	40,494	180,000	-
Repayments of short-term loans		(13,432,454)	(1,968,846)	(8,224,234)	(6,979,074)
Repayments of long-term loans		(2,616,640)	(383,531)	(3,929,976)	(2,781,284)
Dividends paid by subsidiaries to minority shareholders		(386,891)	(56,708)	(476,889)	(118,366)
Capital injection from a shareholder of the Company		-	-	-	412,660
Capital injection from minority shareholders		184,800	27,087	10,094	102,400
Dividends paid		(1,439,486)	(210,991)	(3,528,563)	(4,562,241)
Investment refund to minority shareholders of a subsidiary		-	-	(94,128)	(472,551)

Net cash generated from/(used in) financing activities	26,937,003	3,948,260	(3,954,099)	840,976

Net increase/(decrease) in cash and cash equivalents	7,186,943	1,053,422	(1,864,942)	2,510,760
Cash and cash equivalents at beginning of the year	8,824,971	1,293,510	10,691,925	8,199,676
Exchange losses on cash and cash equivalents	(29,785)	(4,369)	(2,012)	(18,511)

Cash and cash equivalents at end of the year	16	15,982,129	2,342,563	8,824,971	10,691,925

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	General information

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in bauxite mining, alumina refining and aluminum smelting. Its principal products are alumina, primary aluminum and aluminum fabrication products.

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

The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2008 have been translated into United States Dollar ("USD") at the noon buying rate in New York City on December 31, 2008 for cable transfers in RMB by the Federal Reserve Bank of New York of USD1.00 = RMB6.8225. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rates on December 31, 2008, or at any other date.

These consolidated financial statements have been approved for issue by the Board of Directors on April 30, 2009.

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation of financial statements

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of preparation of financial statements (Continued)

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards have been published and are relevant to the operations of the Group. They are mandatory for the Group's accounting periods beginning on or after January 1, 2009 or later periods, but has not been early adopted by the Group:

*

Hong Kong Accounting Standard ("HKAS") 1 (Revised), 'Presentation of financial statements' (effective for annual periods beginning on or after January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, 'non-owner changes in shareholders' equity') in the statement of changes in shareholders' equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply HKAS 1 (Revised) from January 1, 2009. It is likely that both the consolidated income statement and statement of comprehensive income will be presented as separate performance statements.

*

HKAS 23 (Revised), 'Borrowing costs' (effective for annual periods beginning on or after January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The adoption of HKAS 23 (Revised) will not affect the Group as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized under the existing accounting policy of the Group.

*

HKAS 27 (Revised), 'Consolidated and separate financial statements' (effective for annual periods beginning on or after July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost where any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The adoption of HKAS 27 (Revised) will not affect the Group as changes in non-controlling interests which do not lead to loss of control in a subsidiary are recorded in equity under the existing accounting policy of the Group.

*

HKFRS 3 (Revised), 'Business combinations' (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply HKFRS 3 (Revised) in its financial statements for any acquisition effective after December 31, 2009.

*

HKFRS 7 (Amendment), 'Financial instruments: disclosures' (effective for annual periods beginning on or after January 1, 2009). The amendment requires enhanced disclosures on fair value measurements and liquidity risk. The Group will apply HKFRS 7 (Amendment) from January 1, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of preparation of financial statements (Continued)

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

*

HKFRS 8, 'Operating segments' (effective for annual periods beginning on or after January 1, 2009). HKFRS 8 replaces HKAS 14 and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from January 1, 2009. Management concluded that there is no material impact from adopting this new standard on the financial statements of the Group.

*	Improvements to HKFRSs issued by the Hong Kong Institute of Certified Public Accountants published in October 2008

>

HKAS 1 (Amendment), 'Presentation of financial statements' (effective for annual period beginning on or after January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39, 'Financial instruments: recognition and measurement' are examples of current assets and liabilities respectively. The Group will apply HKAS 1 (Amendment) from January 1, 2009. It is not expected to have a material impact on the Group's financial statements.

>	HKAS 19 (Amendment), 'Employee benefits' (effective for annual period beginning on or after January 1, 2009)

-	The distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

-	HKAS 37, 'Provisions, contingent liabilities and contingent assets' requires contingent liabilities to be disclosed, not recognized. HKAS 19 has been amended to be consistent.

The Group will apply HKAS 19 (Amendment) from January 1, 2009. It is not expected to have a material impact on the Group's financial statements.

>

HKAS 20 (Amendment), 'Accounting for government grants and disclosure of government assistance' (effective for annual period beginning on or after January 1, 2009). The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with HKAS 39, 'Financial instruments: recognition and measurement' and the proceeds received with the benefit accounted for in accordance with HKAS 20. The Group will apply HKAS 20 (Amendment) from January 1, 2009. The impact is still being assessed by management.

>

HKAS 28 (Amendment), 'Investments in associates' (and consequential amendments to HKAS 32, 'Financial Instruments: presentation' and HKFRS 7, 'Financial instruments: disclosures') (effective for annual period beginning on or after January 1, 2009). An investment in an associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply HKAS 28 (Amendment) to impairment tests related to investments in associates and any related impairment losses from January 1, 2009.

>

HKAS 36 (Amendment), 'Impairment of assets' (effective for annual period beginning on or after January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculations should be made. The Group will apply HKAS 36 (Amendment) and provide the required disclosures where applicable for impairment tests from January 1, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of preparation of financial statements (Continued)

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

*	Improvements to HKFRSs issued by the Hong Kong Institute of Certified Public Accountants published in October 2008 (Continued)

>

HKAS 38 (Amendment), 'Intangible assets' (effective for annual period beginning on or after January 1, 2009). The amendment deletes the wording that states that there is 'rarely, if ever' support for use of a method that results in a lower rate of amortization than the straight line method. The amendment will not currently have an impact on the Group's operations as all intangible assets are currently amortized using the straight line method.

>

HKFRS 5 (Amendment), 'Non-current assets held for sale and discontinued operations' (effective for annual period beginning on or after July 1, 2009). The amendment clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The Group will apply HKFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries resulting from loss of control from January 1, 2010.

>

There are a number of minor amendments to HKAS 8, 'Accounting policies, changes in accounting estimates and errors', HKAS 10, 'Events after the balance sheet date', HKAS 16 'Property, plant and equipment', HKAS 20, HKAS 23, HKAS 34, 'Interim financial reporting' and HKFRS 7, which are not addressed above. These amendments are unlikely to have material impact on the Group's financial statements.

(b)	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

Subsidiaries are investees over which the Group has the power to exercise control, i.e. the power to govern the financial and operating policies and obtains benefits from the operating activities of the investees. When determining whether the Group exercises control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account.

Subsidiaries are consolidated from the date when control is transferred to the Group. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders' equity and current period profit or loss of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interest in the shareholders' equity and net profit in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

When there is any inconsistency in the accounting policies or financial periods adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company in preparing consolidated financial statements.

(a)	Common control business combination

Merger accounting method stipulated under Hong Kong Accounting Guideline 5 'Merger accounting for common control combinations' is used to account for acquisitions of businesses under common control before and after the acquisitions. The difference between fair value of acquisition consideration and carrying amount of net assets acquired is adjusted to capital reserve. When equity securities are used as acquisition consideration, the carrying amount of net assets acquired is recognized as deemed acquisition costs. Direct costs attributable to the business combination are recorded in current period profit and loss. Any charges or commission arising from issuance of equity securities for business combination are offset against premium of those equity securities.

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The net assets of the combining entities or businesses are combined using the existing carrying amounts from the controlling parties' perspective. The consolidated income statement includes the results of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control (whichever period is shorter regardless of the date of the common control combination). The comparative amounts in the consolidated financial statements are presented as if those entities or businesses had been combined at the previous balance sheet date or when they first came under common control (whichever period is shorter).

The following table lists the Company's principal subsidiaries acquired from common control business combinations as of December 31, 2008.

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

Baotou Aluminum Co., Ltd. () (Note (1))	PRC	Limited liability company	RMB 500,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and related fabrication products and carbon products	100%	-
Wuxi Xinbao Aluminum Co., Ltd. () (Note (2))	PRC	Limited liability company	RMB 2,000,000	Sales of metal materials, carbon products, fire-resisting and heat preservation materials and chemical products	-	90%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(a)	Common control business combination (Continued)

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

Lanzhou Liancheng Longxing Aluminum Company Limited ("Longxing Aluminum") () (Note (3))	PRC	Limited liability company	RMB 988,880,000	Manufacture and distribution of primary aluminum, other aluminum products and carbon products; export activities of self-manufactured products	100%	-
Shanghai Changle Industrial and Trading Co., Ltd. ("Shanghai Changle") () (Note (4))	PRC	Limited liability company	RMB 10,000,000	Trading of nonferrous materials, metal materials, machinery and aluminum smelting materials, etc.	-	60%
Chalco Ruimin Company Limited ("Chalco Ruimin") ()	PRC	Limited liability company	RMB 416,244,027	Manufacture of aluminum, magnesium and related alloy products, export activities	75%	-
Huaxi Aluminum Company Limited ("Huaxi Aluminum") ()	PRC	Limited liability company	RMB 604,360,000	Manufacture and distribution of primary aluminum, other aluminum products, mechanical and electrical products and equipment	56.86%	-
Chalco Southwest Aluminum Company Limited ("Chalco Southwest Aluminum") ()	PRC	Limited liability company	RMB 540,000,000	Manufacture and distribution of metal materials (excluding precious metals), sales of general machinery and equipment	60%	-
Chalco Southwest Aluminum Cold Rolling Company Limited ("Chalco Southwest Aluminum Cold Rolling") ()	PRC	Limited liability company	RMB 50,000,000	Rolling aluminum and aluminum alloy processing, development of high precision aluminum strip production technology, import and export activities on goods and technology	100%	-
Henan Aluminum Company Limited ("Henan Aluminum") ()	PRC	Limited liability company	RMB 932,460,000	Manufacture and distribution of aluminum and alloy related products	84.02%	-

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(a)	Common control business combination (Continued)

Notes:

(1)

In May 2008, Baotou Aluminum Co., Limited ("Baotou Aluminum") was deregistered and its net assets was injected into Baotou Aluminum Co., Ltd., a newly established entity. The registered capital of Baotou Aluminum is changed to RMB500 million.

(2)	In December 2008, Baotou Aluminum divested its interests in Wuxi Xinbao Aluminum Co., Ltd.. The deregistration of Wuxi Xinbao Aluminum Co., Ltd. is in process.

(3)	The assets and liabilities of Longxing Aluminum were injected into Liancheng Branch of the Company on November 30, 2008. The deregistration of Longxing Aluminum is in process.

(4)	Shanghai Changle, a subsidiary of Longxing Aluminum, was liquidated in November 2008. The deregistration is in process.

(b)	Non-common control business combination

Purchase accounting is used to account for the acquisitions of subsidiaries by the Group from third parties. The acquisition costs and identifiable net assets obtained by acquirer are measured at the fair value on the acquisition date. Related separate financial statements are adjusted on the basis of the fair value of the identifiable net assets on acquisition date when preparing consolidated financial statements. The excess of acquisition costs over the proportionate share of the fair value of the identifiable net assets acquired is recorded as goodwill. The shortfall of acquisition costs to the proportionate share of the fair value of the identifiable net assets acquired is recognized through current period profit and loss.

Direct costs attributable to the business combination are recorded as acquisition costs. Any charges or commission arising from issuance of equity securities for business combination are offset against premium of those equity securities.

The following table lists the Company's principal subsidiaries acquired from non-common control business combinations and obtained through other methods as of December 31, 2008.

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

China Aluminum International Trading Co., Ltd. ("Chalco Trading") ()	PRC	Limited liability company	RMB 200,000,000	Import and export activities	90.50%	-
Chalco Foshan Trading Co., Ltd. ()	PRC	Limited liability company	RMB 10,000,000	Distribution of nonferrous materials and mineral products	-	89.60%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(b)	Non-common control business combination (Continued)

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

Chalco Chongqing Trading Co., Ltd. ()	PRC	Limited liability company	RMB 3,000,000	Distribution of nonferrous materials and mineral products	-	90.05%
China Aluminum International Shipping and Forwarding (Beijing) Corp., Ltd. ( )	PRC	Limited liability company	RMB 6,000,000	Provision of transportation services	-	88.69%
Shanghai Chalco Kailin Aluminum Co., Ltd. ()	PRC	Limited liability company	RMB 3,000,000	Distribution of nonferrous materials and mineral products	-	89.60%
Chalco Qinghai Western Int'l Trading Co., Ltd. ( )	PRC	Limited liability company	RMB 15,000,000	Direct and indirect import and export of goods and services	-	81.45%
Chalco Shandong International Trading Co. Ltd. ()	PRC	Limited liability company	RMB 10,000,000	Import and export activities	-	81.90%
Chalco Henan International Trading Co. Ltd. ()	PRC	Limited liability company	RMB 3,000,000	Import and export activities	-	81.90%
Shenyang China Aluminum Trading Co., Ltd. ()	PRC	Limited liability company	RMB 10,000,000	Distribution of nonferrous materials and mineral products	-	90.50%
Chalco Wuhan Kaihua Aluminum Trading Co., Ltd. ()	PRC	Limited liability company	RMB 5,000,000	Distribution of nonferrous materials and mineral products	-	90.50%
Chalco Foshan Aluminum Trading Co., Ltd. ()	PRC	Limited liability company	RMB 5,010,000	Distribution of nonferrous materials and mineral products	-	90.50%
Chalco Chengdu Aluminum Trading Co., Ltd. ()	PRC	Limited liability company	RMB 5,000,000	Distribution of nonferrous materials and mineral products	-	90.50%
Shanghai Chalco Kaihua Aluminum Trading Co., Ltd. ()	PRC	Limited liability company	RMB 5,000,000	Distribution of nonferrous materials and mineral products	-	90.50%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(b)	Non-common control business combination (Continued)

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

Chalco Kaihua (Beijing) Aluminum Trading Co., Ltd. ()	PRC	Limited liability company	RMB 5,000,000	Distribution of nonferrous materials and mineral products	-	90.50%
Shanxi Longmen Aluminum Co., Ltd. ()	PRC	Limited liability company	RMB 35,977,626	Manufacture and distribution of primary aluminum	55%	-
Shanxi Huatai Carbon Co., Ltd. ()	PRC	Limited liability company	RMB 42,000,000	Manufacture and distribution of carbon related products	93.81%	4.53%
Shanxi Aluminum Factory Carbon Plant ()	PRC	Limited liability company	RMB 11,820,000	Manufacture of backup cathode and anode carbon blocks used in manufacture of primary aluminum	72.57%	-
The Institute of Shandong Qiyun Colored Metallurgy Engineering Co., Ltd. ( )	PRC	Limited liability company	RMB 9,900,000	Provision of design and consultation service of nonferrous metallurgy engineering projects and processing quotation consultation	100%	-
Henan Huahui Colored Engineering & Design Co., Ltd. ( )	PRC	Limited liability company	RMB 5,000,000	Provision of design service of nonferrous metallurgy engineering projects and processing quotation consultation	100%	-
Zibo Wancheng Industrial Trading Co., Ltd. ()	PRC	Limited liability company	RMB 13,830,000	Provision of repairs and maintenance services for electrical plant and machinery	100%	-
Zhengzhou Hicer Hitech Ceramics Co., Ltd. ( )	PRC	Limited liability company	RMB 5,000,000	Manufacture and distribution of alumina ceramic products	80%	-
China Aluminum Nanhai Alloy Co., Ltd. ()	PRC	Limited liability company	RMB 100,000,000	Processing and distribution of nonferrous metal	100%	-
Shanxi Huasheng Aluminum Co., Ltd. ()	PRC	Limited liability company	RMB 1,000,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51%	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(b)	Non-common control business combination (Continued)

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

Shanxi Huaze Aluminum and Power Co., Ltd. ("Shanxi Huaze") ()	PRC	Limited liability company	RMB 1,500,000,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60%	-
Shandong Aluminum Electronic Technology Co., Ltd. ()	PRC	Limited liability company	RMB 20,000,000	Manufacture and distribution of electronic products	75%	-
Lanzhou Aluminum Construction & Installation Co., Ltd. ()	PRC	Limited liability company	RMB 1,500,000	Provision of construction services	93.33%	-
Lanzhou Aluminum Hewan Power Generation Company Limited ("Hewan Power") () (Note (1))	PRC	Limited liability company	RMB 816,330,000	Thermal power generation and development and utilization of power generation by-products	N/A	-
Fushun Aluminum Co., Ltd. ("Fushun Aluminum") ()	PRC	Limited liability company	RMB 500,000,000	Aluminum smelting, manufacture and distribution of nonferrous metals	100%	-
Fushun Fluorizate Salt Co., Ltd. ()	PRC	Limited liability company	RMB 30,000,000	Manufacture of metal structures, development of fluorizate salt related technology	100%	-
Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") ()	PRC	Limited liability company	RMB 260,000,000	Manufacture and distribution of primary aluminum	61.29%	-
Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") ( )	PRC	Limited liability company	Registered capital RMB 1,400,000,000 Paid-in-capital RMB 840,000,000	Manufacture and distribution of alumina	67%	-
Chongqing Qianbei Aluminum Trading Co., Ltd. () (Note (2))	PRC	Limited liability company	RMB 1,000,000	Distribution of nonferrous metal materials, nonferrous metal and chemical products and materials	-	N/A
Shandong Huayu Aluminum and Power Co., Ltd. ("Shandong Huayu") ()	PRC	Limited liability company	RMB 1,627,696,671	Manufacture and distribution of primary aluminum	55%	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(b)	Non-common control business combination (Continued)

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") ()	PRC	Limited liability company	RMB 529,236,439	Manufacture and distribution of primary aluminum	51%	-
Baiyin Ruiyuan Metal Co., Ltd. ()	PRC	Limited liability company	RMB 4,800,000	Processing and distribution of light nonferrous products	-	48.87%
China Aluminum Taiyue Mining Co., Ltd. ()	PRC	Limited liability company	Registered capital RMB 60,000,000 Paid-in-capital RMB 20,600,000	Acquisition and distribution of bauxite and iron ore mines	51%	-
Chalco Hong Kong Ltd. ()	Hong Kong	Limited liability company	Hong Kong Dollar ("HKD") 849,940,471	Oversea investments and alumina import and export activities	100%	-
Chalco Singapore Pte. Ltd. ()	The Republic of Singapore	Limited liability company	Singapore Dollar1	Investment holding	-	100%
Chalco Australia Holdings Pty. Ltd. ( )	The Commonwealth of Australia ("Australia")	Limited liability company	AUD1	Investment holding	-	100%
Chalco Australia Pty. Ltd. ()	Australia	Limited liability company	AUD1	Exploration and development of bauxite mines	-	100%
Aurukun Alumina Refinery Pty Ltd. ()	Australia	Limited liability company	AUD1	Manufacture of alumina	-	100%
China Aluminum Mining Co., Ltd.	PRC	Limited liability	RMB	Manufacture, acquisition and	100%	-
("Chalco Mining")		company	1,000,000,000	distribution of bauxite mines,
()				limestone ore, aluminum
((Note (3))				magnesium ore and related
				nonferrous metal products
Ruzhou Jinhua Mining Co., Ltd. () (Note (4))	PRC	Limited liability company	RMB 6,000,000	Exploration of dewalquite, development of fluorizate salt related technology	-	51%
Qingdao Light Metals Co., Ltd. () (Note (3))	PRC	Limited liability company	RMB 418,000,000	Processing and distribution of aluminum and related products and import, processing and utilization of recycled nonferrous metals	100%	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(b)	Non-common control business combination (Continued)

Place of	Registered		Equity interest held
incorporation	and fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	Direct	Indirect

Qingdao Huaye Industrial and Trading Co., Ltd. ()	PRC	Limited liability company	RMB6,000,000	Processing and distribution of aluminum and related products and import, processing and utilization of recycled nonferrous metals	-	100%
Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang") () (Note (5))	PRC	Limited liability company	RMB 480,176,000	Aluminum smelting, manufacture and distribution of nonferrous metals	29%	-
Shanghai Wanfang Aluminum Trading and Development Co., Ltd. ("Wanfang Trading") () (Note (5))	PRC	Limited liability company	RMB 10,000,000	Distribution of nonferrous metals, metal materials, mechanical equipment, instrumentation, construction materials, raw materials for aluminum smelting, etc.	-	26.10%
Jiaozuo AES Wanfang Power Co., Ltd. ("Wanfang Power") () (Note (5))	PRC	Limited liability company	RMB 447,580,000	Operations, maintenance and repairs of self-used power plants, sales and utilization of electricity	-	29%

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names. Notes:

(1)	The assets and liabilities of Hewan Power were injected into the Lanzhou Branch of the Company on January 1, 2008. Hewan Power is no longer a separate legal entity.

(2)	Chongqing Qianbei Aluminum Trading Co., Ltd. was deregistered in June 2008.

(3)

The assets and liabilities of the Mining Branch and Qingdao Secondary Aluminum Alloy Branch of the Company were injected into Chalco Mining and Qingdao Light Metals Co., Ltd., newly established companies, on January 1 and August 6, 2008, respectively.

(4)

Chalco Mining, a subsidiary of the Company, acquired 51% equity interest in Ruzhou Jinhua Mining Co., Ltd. in May 2008, for a consideration of RMB3.060 million. The net cash outflow arising from this acquisition amounted to RMB2.958 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidated financial statements (Continued)

(i)	Subsidiaries (Continued)

(b)	Non-common control business combination (Continued)

Notes: (Continued)

(5)

Jiaozuo Wanfang is a company with its A shares listed on the SSE in the PRC. The Company has determined that de facto control over Jiaozuo Wanfang was established in 2008. Jiaozuo Wanfang and its subsidiary, Wanfang Trading are therefore consolidated from January 1, 2008 onwards. The fair value of net identifiable assets acquired on January 1, 2008 approximated their carrying amounts. On December 1, 2008, Jiaozuo Wanfang acquired the remaining equity interest in Wanfang Power, and Wanfang Power then became a wholly-owned subsidiary of Jiaozuo Wanfang.

(ii)	Transactions with minority interest

The Group treats transactions with minority interest as transactions with equity owners of the Group. When accounting for acquisition of minority interest in consolidated financial statements, the difference between the increased long-term equity investment cost arising from acquisition of minority interest and proportionate share of carrying amounts of net identifiable assets newly acquired calculated from the acquisition date is adjusted to equity. Upon disposal of minority interest, difference between consideration received and related share of minority interest is recorded in equity.

(iii)	Jointly controlled entities and associates

A jointly controlled entity is an investee over which the Group and other parties exercise joint control. An associate is an investee over which the Group has significant influence on the financial and operating decisions.

Investments in jointly controlled entities and associates are initially recognized at cost and are subsequently measured using the equity method of accounting. The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost. Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

When applying equity accounting, the Group recognized investment income based on the proportionate share of net profit or loss of the investees. Net losses of investees are recognized to the extent of carrying amount of long-term equity investments and any other constituting long-term equity investments in investees in substance. However, the Group will continue to recognize investment losses and provision should it bears additional obligations which meet the recognition criteria under the provision standard. The Group recognizes related equity items based on its proportionate share on other shareholders' equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the carrying amount of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Profit or loss from transactions between the Group and the investees is eliminated to the extent of the Group's interest in the investees. Loss from transactions between the Group and the investees is fully recognized and not eliminated when there is evidence for asset impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(c)	Segment reporting

A business segment is a significant part of the Group which can be identified and provides a single or groups of products or services. Such a segment is subject to risks and rewards that are different from those of other business segments. A geographical segment is a part of the Group which can be identified and provides products or services within a particular economic environment. Such a segment is subject to risks and rewards of providing goods or services that are different from those of segments operating in other economic environments.

The Group presents business segment as its primary segments reporting. Transaction pricing among segments are set based on the market prices.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency at the spot exchange rate on the transaction date.

On the balance sheet date, foreign currency monetary items are translated into the functional currency at the spot exchange rate on the balance sheet date. Exchange difference is directly expensed in current period profit and loss unless it arises from foreign currency specific loans borrowed for purchasing, constructing or producing qualifying assets which is eligible for capitalization. Foreign currency non-monetary items measured at the historical cost are translated at the spot exchange rate on the transaction date.

(e)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an equity investment over the proportionate share of the fair value of the net identifiable assets of the investee at the date of investment.

Goodwill arising from business combination is included in 'intangible assets' of consolidated financial statements. The excess of the cost of investment of acquiring jointly controlled entity and associate over the fair value of the proportionate share of the net identifiable assets is included in the carrying amount of long-term equity investment. Upon disposal of such investments, goodwill relating to disposed investment is included in disposal gain or loss.

Goodwill arising from business combination is tested for impairment at least annually. When performing impairment testing, the carrying amount of goodwill is allocated to cash-generating units ("CGUs") or a group of CGUs and by each business segment according to synergy effect arising from business combination. Accounting policy on impairment test of CGUs or a group of CGUs is described in Note 2(i). Goodwill is stated at the net of cost less provision for impairment losses at the end of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(e)	Intangible assets (Continued)

(ii)	Mining rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of expiration date of mining certificate or the mineable period of natural resources (not more than 30 years).

(iii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (5 years).

(iv)	Periodic review of the useful life and amortization method

For intangible assets with finite useful life, the estimated useful life and amortization method are reviewed annually at the end of each fiscal year and adjust when necessary.

(f)	Property, plant and equipment

Property, plant and equipment refers to tangible assets which are held for the purpose of producing goods, rendering service or administration management with useful lives of more than one year.

Property, plant and equipment includes buildings, machinery, transportation facilities and office equipment, etc. Property, plant and equipment acquired or constructed are initially recognized at cost. Subsequent costs about property, plant and equipment are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other subsequent costs are charged in current period profit or loss when they are incurred.

Depreciation of property, plant and equipment is provided based on carrying amount less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on carrying amount after deducting impairment provision over estimated useful life.

Estimated useful lives for property, plant and equipment are as follows:

Buildings	15 - 40 years
Machinery	10 - 32 years
Transportation facilities	6 - 12 years
Office and other equipment	5 - 10 years

At the end of each year, the Group reviews the estimated useful life, estimated residual value and the depreciation method of the property, plant and equipment and adjusts when necessary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(f)	Property, plant and equipment (Continued)

Property, plant and equipment is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less carrying amount and related tax expenses is recorded in general and administrative expenses.

(g)	Construction-in-progress ("CIP")

CIP is measured at cost. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets ready for intended use that are eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP are ready for its intended use.

(h)	Research and development

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the internal research and development expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognized in current period profit and loss. Development expenditures are recognized as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;
(ii)	management intends to complete the asset and uses or sells it;
(iii)	it can be demonstrated that the asset will generate probable future economic benefits;
(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and
(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in current period profit and loss as incurred. Development expenditures that have been recorded in profit and loss in previous period will not be recognized as assets in subsequent period. Capitalized development expenditures are included in property, plant and equipment and intangible assets according to their natures, where appropriate.

(i)	Impairment of non-financial assets

Property, plant and equipment, CIP, intangible assets with finite useful life and long-term equity investments in jointly controlled entities and associates are tested for impairment when there is any impairment indication. If impairment test results show that the recoverable amount of the asset is less than its carrying amount, that difference is recognized as an impairment provision and recorded in general and administration expenses. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which the asset belongs. CGU is the smallest group of assets that independently generates cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(i)	Impairment of non-financial assets (Continued)

Goodwill that is separately presented in financial statements is tested for impairment at least once annually irrespective of whether there is impairment indication. When performing impairment test, carrying amount of goodwill is allocated to CGU or groups of CGUs which is expected to be benefited from synergy effect arising from business combinations. If testing results show that the recoverable amount of the CGU or groups of CGUs containing allocated goodwill is less than its carrying amount, impairment loss is recognized accordingly. Impairment loss is firstly deducted from the carrying amount of goodwill that is allocated to the CGU or groups of CGUs, and is then deducted from the carrying amount of the other assets in the CGU or groups of CGUs (excluding goodwill) on a pro rata basis based on the weighting of carrying amounts of individual assets.

Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date.

(j)	Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Group to hold the financial assets.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include: financial assets held for the purpose of selling in the short-term and derivatives not designated and not qualified for hedge accounting. These assets are presented as current assets on the balance sheet.

(ii)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount, including accounts receivable, net, other receivables and cash and cash equivalents. These receivables are presented as current assets but classified as non-current assets when matured beyond 12 months from balance sheet date.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale at initial recognition or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

(iv)	Recognition and measurement

Regular way purchases and sales of financial assets are measured using trade-date accounting for recognition and derecognition - trade-date refers to the date on which the Group commits to purchase or sell the asset. Financial assets are recognized when the Group entered into the agreement and measured at fair value in the balance sheet. Financial assets at fair value through profit or loss are initially recognized at fair value and related transaction costs incurred when acquiring the assets are recorded in current period profit and loss. Other financial assets are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(j)	Financial assets (Continued)

(iv)	Recognition and measurement (Continued)

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. Valuation techniques include making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc.. When applying valuation techniques, the Group uses market parameters to the fullest extent possible and use specific parameters of the Group as little as possible. Loans and receivables are carried at amortized cost using effective interest method.

Changes in fair value of the financial assets at fair value through profit or loss are recorded in the income statement within 'other gains, net'. Except for impairment loss, changes in fair value of available-for-sale financial assets are recorded in shareholders' equity. When these financial assets are derecognized, the accumulated fair value changes originally recorded in equity are included in 'other gains, net'. Cash dividends on available-for-sale equity instruments are recognized in 'other gains, net' when the investees declare dividends.

(v)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Group performs assessment on the carrying amount of financial assets on balance sheet date. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

When there is significant or prolonged decline in fair value of equity securities classified as available-for-sale financial asset, changes in the fair value that originally recorded in shareholders' equity should be recorded as impairment loss. Impairment loss on available-for-sale equity instrument is not reversed through profit and loss. For those impaired equity investments without quoted prices in active market and their fair value cannot be reliably measured, impairment loss is not reversed even when the value is recovered in subsequent period.

Please refer to Note 2(l) for impairment testing of accounts receivable and other receivables.

(k)	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and spare parts and are stated at the lower of cost and net realizable value.

Inventories are initially recorded at cost when acquired. Issuances of materials, work-in-progress, finished goods and spare parts are accounted for using weighted average cost method. The cost of finished goods and work-in-progress comprise the cost of materials, direct labor and an appropriate allocation of production overhead under normal production capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(k)	Inventories (Continued)

Provision for inventory obsolescence is usually determined by the excess of cost over net realizable value on single item basis and recorded in general and administrative expenses in the income statement. Net realizable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business.

(l)	Accounts receivable and other receivables

Loans and receivables include accounts receivable, other receivables, etc. Accounts receivable arising from the Group's external sales of goods or services rendered are initially recorded at fair value of price receivable from buyer stipulated in the contract or agreement. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using effective interest method.

Provision for doubtful debts of accounts receivable and other receivables is made when there is objective evidence that the Group will not be able to collect the amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The provision amount is the difference between carrying amount of the asset and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and related loss amount is recognized in 'general and administrative expenses'. When a receivable is uncollectible, it is written off against the allowance account for the receivable. If there is objective evidence that the value of receivables has been recovered, and which objectively related to an event occurring after the loss was recognized, or amounts previously written off are subsequently recovered, the original impairment loss recognized is reversed and recognized as 'general and administrative expenses'.

(m)	Cash and cash equivalents

Cash listed in the cash flow statement represents cash on hand and deposits held at call with banks. Cash equivalents refers to short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

For the cash flow statement, time deposits and other cash investments with original maturities of more than 3 months are excluded from cash and cash equivalents.

(n)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(o)	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When government grant is in the form of monetary assets, they are measured at actual amount received. When the grant is provided based on a fixed standard rate, it is measured at the amount receivable.

Asset-related government grant is recognized as deferred income and is amortized evenly in the income statement over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Group is recognized as deferred income and recorded in the income statement when the related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

(p)	Accounts payable and other payables

Accounts payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, retirement benefit obligations, social insurance and housing funds, labor union fees, employees' education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered services and allocates to related cost of assets and expenses based on different beneficiaries.

(i)	Bonus plans

The expected cost of bonus plan is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii)	Retirement benefit obligations

The Group primarily pays contribution on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(iii)	Other social insurance and housing funds

The Group provides other social insurance and housing funds based on certain percentages of salaries and at no more than the upper limits of the requirements. These benefits are paid to social security organization and the amounts paid are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax of the Group. Shares of income tax expense of jointly controlled entities and associates are include in 'Share of profits/(losses) of jointly controlled entities/associates'. Income tax expense is recognized in the income statement except to the extent that it related to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted in the countries where the Company, its subsidiaries, jointly controlled entities and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective carrying amount (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized. On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

The Group recognizes deferred income tax assets for all deductible temporary differences to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference.

On balance sheet date, if there is conclusive evidence showing sufficient taxable profit be probably available to offset against deductible temporary difference, prior period unrecognized deferred income tax asset is recognized.

Deferred income tax assets and liabilities arising from temporary difference relating to investments in subsidiaries, jointly controlled entities and associates are recognized. However, when the Company and the Group are able to control the timing of the reversal of the temporary difference and it is probable that this temporary difference will not reverse in foreseeable future, no deferred income tax is recognized.

Deferred income tax assets and deferred income tax liabilities are offset in financial statements when meeting all the conditions below:

(i)	deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authorities;

(ii)	the Group has the legal enforceable right to settle current income tax assets and current income tax liabilities on a net basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition

Revenue is recognized based on the fair value of the consideration received or receivable for the sale of goods and rendering of services under contracts in the ordinary course of the Group's activities. Revenue is shown net of value-added tax.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(i)	Sales of goods

Revenue from the sale of goods is recognized when the Group has already transferred significantly the risks and rewards of ownership of the goods to the buyers, retained neither continuing managerial involvement and control over the goods, economic benefits related to the transaction will flow into the Group, and that revenue and related costs incurred can be measured reliably.

(ii)	Interest income

Interest income is recognized on a time-proportion basis using effective interest method.

(t)	Leases (as the lessee for operating lease)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the term of the lease.

(u)	Borrowing costs

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

Other borrowing costs are expensed as incurred.

(v)	Dividend distribution

Cash dividend is recognized as a liability in the period when the dividend is approved in the shareholders' meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management

(a)	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(i)	Market risk

*	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, short-term and long-term loans denominated in USD, Australian Dollar ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and HKD. Related exposures are disclosed in Notes 16 and 18 to the consolidated financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and loans raising. As the foreign currency denominated assets and liabilities are minimal to the assets and liabilities of the Group, the Directors are of the opinion that the Group is not exposed to any significant foreign currency risk as of December 31, 2006, 2007 and 2008.

*	Cash flow interest rate risk

As the Group has no significant interest-bearing assets except for bank deposits (Note 16), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in the savings and fixed deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China while the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the Directors are of the opinion that the Group is not exposed to any significant interest rate risk for these financial assets held as of December 31, 2006, 2007 and 2008.

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 18 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors the market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

*	Cash flow interest rate risk (Continued)

At December 31, 2008, if interest rate had increased/decreased by 0.678% (2007: 0.062%; 2006: 0.585%) with all other variables held constant, post-tax profit for the year would have been RMB184 million (2007: RMB9 million; 2006: RMB62 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were determined based on the observation of management on the historical trend of related interest rates during the previous year under each analysis period and are consistent with the measures reported to key management personnel in assessing this risk. The change from 2006 to 2008 is primarily attributable to the increased advances of principal during the years.

*	Commodity price risk

The Group uses a limited number of futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum.

The Group uses the majority of its futures and European option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum price.

In addition, the Group entered into certain Asian option contracts on primary aluminum in 2008. The notional quantities of primary aluminum per settlement month totaled 25,000 tons. For the year ended December 31, 2008, realized gain and unrealized loss for these Asian option contracts amounted to approximately USD4.4 million (equivalent to RMB30 million) and USD16.7 million (equivalent to RMB114 million), respectively.

These futures and option contracts are marked to market at the balance sheet date and the corresponding unrealized holding gains/losses are recorded in the income statement for the year (Note 22). The exposure of the Group on such futures and option contracts is presented on the balance sheet.

At December 31, 2008, if the primary aluminum futures price had been increased/decreased by 2% (2007: 1%; 2006: 1%) and all other variables held constant, post-tax profit would have been increased/decreased by RMB30 million (2007: RMB0.9 million; 2006: decreased/increased by RMB20 million). The range of such sensitivity was determined based on the historical trend of related commodity price during the previous 3 years under each analysis period and was consistent with the measures reported to key management personnel in assessing this risk. The change from 2006 to 2007 is primarily attributable to the significant decrease of the number of unsettled contracts in 2007 and the opposite position of short contracts and long contracts between 2006 and 2007. The change from 2007 is primarily attributable to the significant increase of the number of unsettled contracts in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

(ii)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of these receivables included in Notes 14, 15 and 16 to the consolidated financial statements represent the Group's maximum exposure to credit risk in relation to its financial assets.

The Group maintains substantially most of its bank balances and cash in several major state-owned financial institutions in the PRC (Note 31(c)). With strong State support provided to these state-owned financial institutions, the Directors are of the opinion that there is no significant credit risk on such assets being exposed.

With regard to accounts receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful debts have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2006, 2007 and 2008, none of the individual customers exceed 10% of the Group's total revenue, and thus, no significant concentration of credit risk existed.

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

As of December 31, 2008, the Group had total banking facilities of approximately RMB70,668 million (2007: RMB59,965 million). Out of the total banking facilities granted, amounts totaling RMB41,238 million have been utilized as of December 31, 2008 (2007: RMB22,291 million). Banking facilities of approximately RMB46,988 million will be subject to renewals in 2009. The Directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2008, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD117 million (equivalent to RMB800 million) (2007: USD74 million (equivalent to RMB541 million)) of which USD17 million (equivalent to RMB114 million) (2007: nil) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

(a)	Financial risk management (Continued)

(iii)	Liquidity risk (Continued)

The table below analyzes the Group's long-term financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows. Except for the amounts presented below, all other financial liabilities, primarily including accounts payable, other payables, accrued expenses, short-term loans and short-term bonds are due within the next 12 months from the balance sheet date. As the impact of the discounting is not significant, the expected future cash flows of balances within 12 months approximate their carrying amount.

Within 1 year	1-2 years	2-5 years	Over 5 years	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of December 31, 2008
Long-term loans	2,949,730	3,412,099	13,259,118	7,498,252	27,119,199
Medium-term notes	-	-	10,000,000	-	10,000,000
Long-term bonds	-	-	-	2,000,000	2,000,000
Interest payables for borrowings	2,249,839	1,562,719	2,919,781	999,735	7,732,074
Interest payables for bonds	828,700	584,000	1,222,000	360,000	2,994,700
Financial liabilities at fair value
through profit or loss	119,055	-	-	-	119,055

6,147,324	5,558,818	27,400,899	10,857,987	49,965,028

As of December 31, 2007
Long-term loans	2,477,022	2,919,427	5,806,759	6,753,728	17,956,936
Long-term bonds	-	-	-	2,000,000	2,000,000
Interest payables for borrowings	1,261,007	892,758	1,853,131	665,433	4,672,329
Interest payables for bonds	196,500	90,000	270,000	450,000	1,006,500

3,934,529	3,902,185	7,929,890	9,869,161	25,635,765

(b)	Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques such as estimated discounted cash flows, are used to determine fair value for the financial instruments.

The carrying amount less provision for doubtful debt of accounts and other receivables, bank balances and cash, accounts and other payables and accrued expenses, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

(c)	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings (including borrowings, other non-current liabilities, accounts payable, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated balance sheet) less bank balances and cash. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debts less minority interest.

During 2008, the change in sales price has brought adverse impact on profitability and net operating cash flow of the Group. The Group raised more finance in order to ensure sufficient operating cash flows and thus, adjust the strategy to maintain gearing ratios between 30% and 60%. The gearing ratios of the Group as of December 31, 2007 and 2008 were as follows:

	2008	2007
	RMB'000	RMB'000

Total borrowings	75,143,956	40,634,970
Less: bank balances and cash	(16,295,585)	(9,054,565)

Net debts	58,848,371	31,580,405

Total equity	60,196,822	64,493,207
Add: net debts	58,848,371	31,580,405
Less: minority interest	(5,198,340)	(3,805,144)

Total capital	113,846,853	92,268,468

Gearing ratio	51.69%	34.23%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	Critical accounting estimates and judgments

The Group continuously evaluates estimates and judgments based on historical experience and other factors, including reasonable expectations of future events.

Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(e)(i). The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material impact on the carrying amount of goodwill.

(b)	Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or they will write off or write down technically obsolete or non-strategic assets that have been abandoned. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could have a material impact on the carrying amount of property, plant and equipment.

(c)	Impairment of property, plant and equipment

The Group also tests whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with the Note 2(i), an impairment loss is recognized for the amount by which the recoverable amount of property, plant and equipment being lower than its carrying amount. As of December 31, 2008, no property, plant and equipment was impaired based on the impairment assessment performed by management. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material impact on the carrying amount of property, plant and equipment.

(d)	Estimated obsolescence of inventories

In accordance with Note 2(k), the Group's management tests whether inventory suffered any impairment based on estimate on the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. It is reasonably possible, that if there is a significant change in circumstances, outcomes within the next financial year would be significantly affected, including the Group's business and the external environment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest

Business combinations 2008

On May 30, 2008, the Company acquired the following six entities from Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals Technology") (an entity controlled by Chinalco) for total cash consideration of RMB4,174.759 million. On October 1, 2008, the Company also acquired the aluminum alloy (a kind of primary aluminum product) business from Pingguo Aluminum Company (an entity controlled by Chinalco) ("Aluminum alloy business of Pingguo Aluminum") for cash consideration of RMB96.393 million. Pursuant to the terms set out in the acquisition agreements, the original shareholders of the acquirees are entitled to profit or loss generated by the entities acquired between the agreed-upon valuation benchmark dates and respective effective acquisition dates. In this connection, the Company is required to pay to and receive from original shareholders an additional RMB5.740 million and RMB27.037 million, respectively. These entities (the "seven common control entities acquired in 2008") are incorporated and operated in the PRC.

Name of acquiree	Principal activities	Entity interest acquired

Longxing Aluminum	Manufacture and distribution of primary aluminum	100%
Huaxi Aluminum	Manufacture and distribution of aluminum fabrication products	56.86%
Chalco Ruimin	Manufacture and distribution of aluminum fabrication products	75%
Chalco Southwest Aluminum Cold Rolling	Manufacture and distribution of aluminum fabrication products	100%
Chalco Southwest Aluminum	Manufacture and distribution of aluminum fabrication products	60%
Henan Aluminum	Manufacture and distribution of aluminum fabrication products	84.02%
Aluminum alloy business of Pingguo Aluminum	Manufacture and distribution of aluminum alloy rods	100%

As both the Company and the above seven acquirees are under the common control of Chinalco before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest (Continued)

Business combinations (Continued) 2008 (Continued)

The following is a reconciliation of the effect arising from the common control business combinations above on the consolidated balance sheet. The consolidated balance sheet as of December 31, 2008:

Group (before 2008	Seven common	Consolidation
common control	control entities	adjustments
business combinations)	acquired in 2008	(Note)	Consolidated
RMB'000	RMB'000	RMB'000	RMB'000

Investments in seven common control
entities acquired in 2008	4,249,855	-	(4,249,855)	-
Other assets, net	56,946,250	3,250,572	-	60,196,822

Net assets	61,196,105	3,250,572	(4,249,855)	60,196,822

Share capital	13,524,488	2,543,067	(2,543,067)	13,524,488
Capital reserve	15,170,658	-	(1,848,318)	13,322,340
Surplus reserves	5,832,445	37,515	(37,515)	5,832,445
Cumulative translation difference	(170,353)	-	-	(170,353)
Available-for-sale financial asset
revaluation reserve	1,556	-	-	1,556
Retained earnings	22,225,569	669,990	(407,553)	22,488,006
Minority interest	4,611,742	-	586,598	5,198,340

Total	61,196,105	3,250,572	(4,249,855)	60,196,822

Note: The above adjustments represent the elimination of investments of the Company in the seven common control entities acquired in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest (Continued)

Business combinations (Continued) 2008 (Continued)

The consolidated balance sheet as of December 31, 2007:

Group (before 2008	Seven common	Consolidation
common control	control entities	adjustments
business combinations)	acquired in 2008	(Note)	Consolidated
RMB'000	RMB'000	RMB'000	RMB'000

Net assets	61,016,769	3,521,132	(44,694)	64,493,207

Share capital	13,524,488	3,531,947	(3,531,947)	13,524,488
Capital reserve	15,039,593	-	2,375,094	17,414,687
Surplus reserves	5,719,084	32,869	(32,869)	5,719,084
Cumulative translation difference	10,047	-	-	10,047
Available-for-sale financial asset revaluation reserve	7,547	-	-	7,547
Retained earnings	23,643,388	(50,481)	419,303	24,012,210
Minority interest	3,072,622	6,797	725,725	3,805,144

Total	61,016,769	3,521,132	(44,694)	64,493,207

Note:

The above adjustments represent: (i) the increase of the capital reserve of the Company for acquisitions of the net assets of the seven common control entities acquired in 2008; and (ii) the elimination of unrealized profit on inventories among the Group and these acquirees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest (Continued)

Business combinations (Continued) 2007

Acquisition of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum")

Prior to April 24, 2007, the Company held 28% equity interest in Lanzhou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. On April 24, 2007, the Company issued 632 million A shares in exchange for the remaining 72% equity interest owned by the other shareholders of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and was delisted on April 30, 2007.

The acquired business contributed revenue and profit of approximately RMB3,415 million and RMB524 million to the Group, prior to intra-group elimination with the Group, for the period from the date of acquisition to December 31, 2007, respectively. If the acquisition occurred on January 1, 2007, the acquired business would have contributed unaudited revenue and unaudited profit for the year of approximately RMB4,510 million and RMB672 million to the Group, prior to intra-group elimination with the Group, respectively.

Details of net assets acquired and goodwill are as follows:

RMB'000

Acquisition costs-
fair value of purchase consideration (Note (a))	4,324,319
Less: proportionate share of fair value of net identifiable assets acquired (Note (b))	(2,400,060)

Goodwill (Note (c))	1,924,259

Notes:

(a)	The fair value of purchase consideration was determined by reference to the proportionate interest in the fair value of Lanzhou Aluminum as of April 24, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest (Continued)

Business combinations (Continued) 2007 (Continued)

Acquisition of Lanzhou Aluminum (Continued)

Notes: (Continued)

(b)	The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:

RMB'000

Bank balances and cash	313,662
Property, plant and equipment (Note 7)	5,739,957
Land use rights	78,150
Available-for-sale financial assets (Note 10)	5,000
Inventories	823,792
Receivables and prepayments	766,983
Other current assets	19,380
Deferred income tax assets (Note 11)	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)

Net identifiable assets	3,333,418

Percentage of interest acquired	72%

Proportionate share of fair value of net identifiable assets acquired	2,400,060

Cash and cash equivalents from the subsidiary acquired	313,662

(c)	Goodwill arising from this acquisition is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the acquisition.

Acquisition of Baotou Aluminum

On December 28, 2007, the Company acquired 100% of the equity interest of Baotou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 638 million A shares in exchange for all the shares of Baotou Aluminum. Baotou Aluminum was delisted on December 26, 2007. Upon the effective date of this acquisition, Baotou Aluminum became a wholly-owned subsidiary of the Company.

As both the Company and Baotou Aluminum are under the common control of Chinalco before and after the acquisition, this transaction is accounted for as a common control business combination. The Company adopted merger accounting. The operating results and equity changes for 2007 were restated in 2007 consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest (Continued)

Business combinations (Continued) 2006

Acquisitions of Fushun Aluminum, Zunyi Aluminum, Huayu Aluminum and Hualu Aluminum

During 2006, the Group completed the acquisitions of the following entities incorporated and operated in the PRC, which are engaged in the manufacturing and distribution of primary aluminum products.

		Equity interest	Consideration
Date of acquisition	Name of entity	acquired	paid/payable

			RMB'000

March 11, 2006	Fushun Aluminum	100%	500,000
July 15, 2006	Zunyi Aluminum	61.29%	202,251
July 18, 2006	Huayu Aluminum	55%	412,252
September 19, 2006	Hualu Aluminum	51%	270,300

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

Contribution by the acquired	Had the acquisitions taken place
businesses from the respective	on January 1, 2006,
dates of acquisitions	contribution by the
to December 31, 2006	acquired businesses

	Revenue	Net profit	Revenue	Net profit
			(unaudited)	(unaudited)
	RMB'000	RMB'000	RMB'000	RMB'000

Fushun Aluminum	1,607,961	86,240	1,697,947	87,596
Zunyi Aluminum	718,455	153,696	1,297,348	189,584
Huayu Aluminum	1,020,194	129,469	1,020,194	129,469
Hualu Aluminum	577,465	88,655	577,465	88,655

3,924,075	458,060	4,592,954	495,304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest (Continued)

Business combinations (Continued) 2006 (Continued)

Acquisitions of Fushun Aluminum, Zunyi Aluminum, Huayu Aluminum and Hualu Aluminum (Continued)

Details of net assets acquired and excess of cost over acquired interest of the above businesses during 2006 in aggregate are as follows:

RMB'000

Purchase consideration - cash	1,384,803
Fair value of proportionate share of net identifiable assets acquired (see below)	(1,562,775)

Excess of interest in the net fair value of net assets acquired over cost	(177,972)

Fushun Aluminum	Zunyi Aluminum	Huayu Aluminum	Hualu Aluminum	Total

	Carrying		Carrying		Carrying		Carrying		Carrying
	amounts	Fair value	amounts	Fair value	amounts	Fair value	amounts	Fair value	amounts	Fair value
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Property, plant and equipment	832,546	832,546	585,711	673,153	1,659,986	1,665,169	829,798	830,065	3,908,041	4,000,933
Land use rights	194,175	194,175	53,285	91,379	110,737	119,552	172,252	172,252	530,449	577,358
Inventories	171,208	171,208	60,068	60,068	204,379	204,379	230,802	230,802	666,457	666,457
Deferred income tax assets	-	-	22,821	22,821	-	-	10,353	10,353	33,174	33,174
Receivables	5,826	5,826	142,569	142,569	10,000	10,000	230,556	230,556	388,951	388,951
Cash and cash equivalents	1,392	1,392	241,402	241,402	-	-	269,879	269,879	512,673	512,673
Payables and accruals	(122,374)	(122,374)	(225,989)	(225,989)	(472,552)	(472,552)	(412,491)	(412,491)	(1,233,406)	(1,233,406)
Borrowings	(581,400)	(581,400)	(537,100)	(537,100)	(613,050)	(613,050)	(798,170)	(798,170)	(2,529,720)	(2,529,720)

Net assets	501,373	501,373	342,767	468,303	899,500	913,498	532,979	533,246	2,276,619	2,416,420

Minority interest		-		(181,281)		(411,074)		(261,290)		(853,645)

Net assets acquired	501,373	287,022	502,424	271,956	1,562,775

Purchase consideration	1,384,803
Purchase consideration remained unsettled as of December 31, 2006 (included in other payables and accrued expenses)	(400,000)
Cash and cash equivalents in subsidiaries acquired	(512,673)

Cash outflow on acquisitions	472,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations and acquisitions of minority interest (Continued)

Acquisitions of minority interest

Acquisition of minority interest in Chalco Ruimin

On April 2, 2007, Chinalco paid cash of RMB110.810 million for the acquisition of 25% equity interest owned by a minority shareholder of Chalco Ruimin. The relevant share of the carrying amount of the net assets acquired was RMB111.660 million. As Chalco Ruimin is one of the entities acquired under common control during the year described above, the transaction is regarded as acquisition of minority interest during the year.

Acquisition of minority interest in Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum")

Prior to April 24, 2007, the Company held a 71.43% equity interest in Shandong Aluminum, a company listed on the SSE. On April 24, 2007, the Company issued 605 million A shares in exchange for the remaining 28.57% equity interest owned by the other shareholders of Shandong Aluminum. Upon the effective date of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and was delisted on April 30, 2007.

The fair value of purchase consideration was determined by reference to the proportionate interest in fair value of Shandong Aluminum. The difference between the consideration paid and the relevant share of the carrying amount of net assets of the subsidiary acquired amounted to approximately RMB3,058 million is deducted from equity.

Acquisition of minority interest in Hewan Power

Hewan Power was 51% owned by Lanzhou Aluminum at the time of the Group's acquisition of Lanzhou Aluminum. On November 23, 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Upon the effective date of this acquisition, Hewan Power became a wholly-owned subsidiary of the Company.

The cash paid for the acquisition was RMB497 million. The difference between the consideration paid and the relevant share of the carrying amount of net assets acquired amounted to approximately RMB97 million is deducted from equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Intangible assets

Computer software
Goodwill	Mining rights	and others	Total
RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2007
Cost, as previously stated	406,686	444,423	6,680	857,789
Seven common control entities
acquired in 2008 (Note 5)	-	-	7,606	7,606

Cost, as restated	406,686	444,423	14,286	865,395

Accumulated amortization, as previously stated	-	(141,199)	(445)	(141,644)
Seven common control entities
acquired in 2008 (Note 5)	-	-	(2,258)	(2,258)

Accumulated amortization, as restated	-	(141,199)	(2,703)	(143,902)

Net book amount, as restated	406,686	303,224	11,583	721,493

Year ended December 31, 2007
Opening net book amount	406,686	303,224	11,583	721,493
Acquisition of a subsidiary (Note 5)	1,924,259	-	-	1,924,259
Additions	-	29,547	43,989	73,536
Amortization	-	(24,700)	(6,356)	(31,056)

Closing net book amount	2,330,945	308,071	49,216	2,688,232

As of December 31, 2007
Cost, as previously stated	2,330,945	405,510	46,938	2,783,393
Seven common control entities
acquired in 2008 (Note 5)	-	-	9,061	9,061

Cost, as restated	2,330,945	405,510	55,999	2,792,454

Accumulated amortization, as previously stated	-	(97,439)	(3,590)	(101,029)
Seven common control entities
acquired in 2008 (Note 5)	-	-	(3,193)	(3,193)

Accumulated amortization, as restated	-	(97,439)	(6,783)	(104,222)

Net book amount, as restated	2,330,945	308,071	49,216	2,688,232

Year ended December 31, 2008
Opening net book amount	2,330,945	308,071	49,216	2,688,232
Acquisition of a subsidiary	31,790	-	1,363	33,153
Additions	-	228,763	69,486	298,249
Amortization	-	(25,058)	(27,697)	(52,755)

Closing net book amount	2,362,735	511,776	92,368	2,966,879

As of December 31, 2008
Cost	2,362,735	634,272	127,652	3,124,659
Accumulated amortization	-	(122,496)	(35,284)	(157,780)

Net book amount	2,362,735	511,776	92,368	2,966,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Intangible assets (Continued)

Impairment tests for goodwill Goodwill is allocated to the Group's CGUs and groups of CGUs identified according to business segments. A segment level summary of goodwill allocation is presented below:

2008	2007

Alumina	Primary aluminum	Alumina	Primary aluminum
RMB'000	RMB'000	RMB'000	RMB'000

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
Wanfang Power	-	31,790	-	-

189,419	2,173,316	189,419	2,141,526

The recoverable amounts of CGUs or group of CGUs are determined based on value-in-use calculation. These calculations are based on five-year financial budgets approved by management using cash flow forecast. A growth rate of 2% is applied for cash flows beyond the five-year period, as this rate does not exceed the long-term average growth rate for respective businesses and is consistent with forecast information contained in industry reports. Key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Management adopts a pre-tax rate of 11% that can reflect specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within business segments.

As of December 31, 2007 and 2008, no goodwill was impaired based on impairment tests of the Group above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Property, plant and equipment

	Plant and	Transportation	Office and	Construction-in-
Buildings	machinery	facilities	other equipment	progress	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2007
Cost, as previously stated	20,216,530	50,017,564	2,121,513	479,908	4,457,316	77,292,831
Seven common control entities
acquired in 2008 (Note 5)	1,644,873	4,065,403	133,516	88,159	1,380,406	7,312,357

Cost, as restated	21,861,403	54,082,967	2,255,029	568,067	5,837,722	84,605,188

Accumulated depreciation and
impairment, as previously stated	(5,833,264)	(19,220,223)	(1,029,490)	(169,502)	(16,876)	(26,269,355)
Seven common control entities
acquired in 2008 (Note 5)	(292,526)	(865,252)	(57,397)	(42,223)	-	(1,257,398)

Accumulated depreciation and
impairment, as restated	(6,125,790)	(20,085,475)	(1,086,887)	(211,725)	(16,876)	(27,526,753)

Net book amount, as restated	15,735,613	33,997,492	1,168,142	356,342	5,820,846	57,078,435

Year ended December 31, 2007
Opening net book amount	15,735,613	33,997,492	1,168,142	356,342	5,820,846	57,078,435
Acquisition of a subsidiary (Note 5)	718,659	1,130,745	115,170	49	3,775,334	5,739,957
Additions	32,684	97,928	93,638	20,158	11,390,190	11,634,598
Transfers/Reclassification	2,425,425	4,777,551	625,346	119,087	(7,947,409)	-
Depreciation	(806,677)	(3,726,123)	(200,941)	(87,467)	-	(4,821,208)
Impairment loss (Note 27)	(63)	(9,740)	(32)	(46)	(3,368)	(13,249)
Disposals	(134,445)	(192,826)	(4,674)	(1,310)	-	(333,255)

Closing net book amount	17,971,196	36,075,027	1,796,649	406,813	13,035,593	69,285,278

As of December 31, 2007
Cost, as previously stated	23,227,463	54,553,388	2,992,450	612,950	11,704,765	93,091,016
Seven common control entities
acquired in 2008 (Note 5)	1,770,268	5,228,067	141,645	88,299	1,351,072	8,579,351

Cost, as restated	24,997,731	59,781,455	3,134,095	701,249	13,055,837	101,670,367

Accumulated depreciation and
impairment, as previously stated	(6,695,490)	(22,569,710)	(1,276,864)	(250,476)	(20,244)	(30,812,784)
Seven common control entities
acquired in 2008 (Note 5)	(331,045)	(1,136,718)	(60,582)	(43,960)	-	(1,572,305)

Accumulated depreciation and
impairment, as restated	(7,026,535)	(23,706,428)	(1,337,446)	(294,436)	(20,244)	(32,385,089)

Net book amount, as restated	17,971,196	36,075,027	1,796,649	406,813	13,035,593	69,285,278

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Property, plant and equipment (Continued)

	Plant and	Transportation	Office and	Construction-in-
Buildings	machinery	facilities	other equipment	progress	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Year ended December 31, 2008
Opening net book amount	17,971,196	36,075,027	1,796,649	406,813	13,035,593	69,285,278
Acquisitions of subsidiaries
(Note 2(b)(i)(b))	709,384	1,989,700	22,548	23,492	60,058	2,805,182
Additions	37,625	338,762	30,003	13,015	18,857,859	19,277,264
Transfers/Reclassification	2,591,350	8,633,962	(25,279)	(95,687)	(11,104,346)	-
Depreciation	(886,088)	(4,106,954)	(213,087)	(63,724)	-	(5,269,853)
Impairment loss (Note 27)	-	(1,334)	-	-	-	(1,334)
Disposals	(18,517)	(57,007)	(5,464)	(1,426)	-	(82,414)

Closing net book amount	20,404,950	42,872,156	1,605,370	282,483	20,849,164	86,014,123

As of December 31, 2008
Cost	28,549,306	71,095,600	3,046,370	578,339	20,869,408	124,139,023
Accumulated depreciation
and impairment	(8,144,356)	(28,223,444)	(1,441,000)	(295,856)	(20,244)	(38,124,900)

Net book amount	20,404,950	42,872,156	1,605,370	282,483	20,849,164	86,014,123

Note:

At December 31, 2008, the Group uses property, plant and equipment, net of RMB900.230 million (2007: RMB1,429.039 million) in pledges for loans. Please refer to Note 21 for details.

For the year ended December 31, 2008, depreciation expenses of RMB4,693.943 million, RMB5.260 million, RMB225.482 million and RMB345.168 million (2007: RMB4,330.897 million, RMB4.386 million, RMB218.043 million and RMB267.882 million; 2006: RMB3,623.504 million, RMB4.711 million, RMB132.770 million and RMB219.418 million) were recorded in cost of sales, selling and distribution expenses, general and administrative expenses and inventories, respectively.

Interest expense of RMB920.394 million (2007: RMB372.873 million; 2006: RMB264.098 million) arising from borrowings for the construction of property, plant and equipment during the year were capitalized and are included in 'Additions' in property, plant and equipment. The annual capitalization rate of approximately 6.77% (2007: 5.68%; 2006: 5.21%) was used.

During 2008, impairment loss of RMB10.490 million (2007: RMB113.058 million; 2006: RMB35.032 million) was included in the computation of disposal gain or loss on related property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Land use rights

Details of land use rights are as follows:

2008	2007
RMB'000	RMB'000

In Hong Kong, held on:
Leases between 10 to 50 years	95,157	103,532

Outside Hong Kong, held on:
Leases less than 10 years	16,285	42,036
Leases between 10 to 50 years	1,618,926	1,314,929
Leases over 50 years	182	184

1,730,550	1,460,681

9.	Interests in jointly controlled entities/associates

(a)	Interests in jointly controlled entities

Movements in interests in jointly controlled entities are as follows:

2008	2007
RMB'000	RMB'000

Beginning of the year	636,296	575,794
Additional investments	63,882	63,883
Share of net profit/(loss) under equity method	1,672	(3,381)

End of the year	701,850	636,296

Jointly controlled entities of the Group, all of which are unlisted, are as follows:

	Place of			Registered and
	incorporation and			fully	Equity
Name	operation	Legal status	Principal activities	paid capital	interest held

Shanxi Jinxin Aluminum Co., Ltd.	PRC	Limited liability	Manufacture and	RMB20,000,000	50%
()		company	distribution of
			primary aluminum
Guangxi Huayin Aluminum Co. Ltd.	PRC	Limited liability	Manufacture and	RMB2,122,815,000	33%
()		company	distribution of
			alumina

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

All investments are directly held by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Interests in jointly controlled entities/associates (Continued)

(a)	Interests in jointly controlled entities (Continued)

The Group's shares of interests in its jointly controlled entities are as follows:

2008	2007
RMB'000	RMB'000

Assets:
Non-current assets	2,244,869	1,796,704
Current assets	743,740	604,335

2,988,609	2,401,039

Liabilities:
Non-current liabilities	(616,141)	(17,618)
Current liabilities	(1,670,618)	(1,747,125)

(2,286,759)	(1,764,743)

Net assets	701,850	636,296

Income	610,699	23,922
Expenses	(609,027)	(27,303)

Net profit/(loss)	1,672	(3,381)

Proportionate interests in jointly controlled entities' capital commitments	199,650	907,802

There are no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

(b)	Interests in associates

2008	2007
RMB'000	RMB'000

Unlisted securities	109,815	75,600
Listed securities in the PRC (Note 2(b)(i)(b))	-	247,454
Proportionate share of net assets	(5,006)	230,866

104,809	553,920

Market value of listed securities	N/A	6,242,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Interests in jointly controlled entities/associates (Continued)

(b)	Interests in associates (Continued)

Movements in interests in associates are as follows:

2008	2007
RMB'000	RMB'000

Beginning of the year	553,920	1,273,707
Additional investments	30,000	-
Transfers from associates to subsidiaries	(461,075)	(933,755)
Share of net profit under equity method	10,045	241,945
Other equity movement	-	168
Cash dividends declared	(28,081)	(27,850)
Disposal of an associate	-	(295)

End of the year	104,809	553,920

As of December 31, 2008, associates of the Group are as follows:

	Place of			Registered and
	incorporation and			fully	Equity
Name	operation	Legal status	Principal activities	paid capital	interest held

Jiaozuo Coal Group Xinxiang (Zhaogu)	PRC	Limited liability	Coal production	RMB252,000,000	30%
Energy Corporation Co., Ltd.		company
( )
ABC-CA Fund Management Co., Ltd.	PRC	Limited liability	Investments	RMB200,000,000	15%
()		company
(Note (i))
Jiaozuo Wanfang Industry Co., Ltd.	PRC	Limited liability	Sales of	RMB10,000,000	8.7%
()		company	construction
(Note (ii))			materials and
			other goods

The English names of certain associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names. Notes:

(i)	The Company exercises significant influence on ABC-CA Fund Management Co., Ltd. through its appointment of a director into the board.

(ii)

Jiaozuo Wanfang Industry Co., Ltd. is an associate of Jiaozuo Wanfang, a subsidiary of the Company, in which Jiaozuo Wanfang holds 30% direct equity interest. All the other investments are directly held by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Interests in jointly controlled entities/associates (Continued)

(b)	Interests in associates (Continued)

The Group's shares of interests in its associates are as follows:

2008	2007
RMB'000	RMB'000

Assets	539,437	1,282,265
Liabilities	434,628	728,345
Revenue	66,016	1,815,736
Profit	10,045	241,945

10.	Available-for-sale financial assets

2008	2007
RMB'000	RMB'000

Beginning of the year	40,113	18,182
Acquisitions of subsidiaries	10,100	5,000
Additions	-	2,500
Disposals	-	(56)
Fair value changes	(11,499)	14,487

End of the year	38,714	40,113

Available-for-sale financial assets are denominated in RMB. Except for the investment in China Pacific Insurance (Group) Co., Ltd., which is stated at fair value, all the other available-for-sale financial assets are unquoted equity securities in which no quoted market prices are available in the PRC. They are stated at cost as their fair value cannot be reliably estimated and the portion of such assets is not material to the Group's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

2008	2007
RMB'000	RMB'000

Deferred income tax assets:
- Deferred income tax asset to be recovered after more than 12 months	389,961	361,920
- Deferred income tax asset to be recovered within 12 months	308,543	200,253

Sub-total	698,504	562,173

Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	48,363	160,183
- Deferred income tax liabilities to be settled within 12 months	5,405	12,277

Sub-total	53,768	172,460

Total	644,736	389,713

The gross movement on the deferred income tax is as follows:

2008	2007
RMB'000	RMB'000

Beginning of the year	389,713	339,810
Acquisitions of subsidiaries	(49,654)	15,477
Recognition in equity	1,725	(2,173)
Recognition in income statement (Note 28)	302,952	36,599

End of the year	644,736	389,713

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Deferred income tax (Continued)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred income tax assets:

Tax
deduction on
Provision for	Impairment		purchases of
receivables	of property,		domestically			Reversal of
and	plant and	Accrued	manufactured	Deductible	Unrealized	asset
inventories	equipment	wages	equipment	tax losses	profit	revaluation	Others	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2007	68,978	51,682	289,725	37,499	-	36,889	-	52,107	536,880
Acquisitions of subsidiaries
(Note 5)	2,703	12,774	-	-	-	-	-	-	15,477
Recognition in income
statement	(6,388)	(42,297)	(217,678)	195,563	-	12,826	69,080	(1,290)	9,816

As of December 31, 2007	65,293	22,159	72,047	233,062	-	49,715	69,080	50,817	562,173
Acquisition of a subsidiary	4,146	1,352	-	-	-	-	-	-	5,498
Recognition in income
statement	160,348	(396)	(68,333)	47,235	211,845	(49,715)	(8,714)	2,542	294,812

As of December 31, 2008	229,787	23,115	3,714	280,297	211,845	-	60,366	53,359	862,483

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Deferred income tax (Continued)

Movement of deferred income tax liabilities:

	Fair value	Depreciation of
Interest	changes	property, plant	Amortization of
capitalization	of financial assets	and equipment	intangible assets	Asset revaluation	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2007	197,070	-	-	-	-	197,070
Recognition in equity	-	2,173	-	-	-	2,173
Recognition in income statement	(49,926)	3,297	18,500	1,346	-	(26,783)

As of December 31, 2007	147,144	5,470	18,500	1,346	-	172,460
Acquisition of a subsidiary	-	-	-	-	55,152	55,152
Recognition in equity	-	(1,725)	-	-	-	(1,725)
Recognition in income statement	(13,914)	(3,297)	9,498	674	(1,101)	(8,140)

As of December 31, 2008	133,230	448	27,998	2,020	54,051	217,747

Deductible temporary differences of unrecognized deferred income tax assets relating to deductible tax losses are as follows:

2008	2007
RMB'000	RMB'000

Maturity
2008	N/A	-
2009	-	-
2010	-	-
2011	16,270	16,270
2012	279,094	279,094
2013	397,956	N/A

Total	693,320	295,364

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	Other non-current assets/liabilities

(a)	Other non-current assets

2008	2007
RMB'000	RMB'000

Prepayment for alumina purchases (Note)	432,525	-
Prepayment for coal purchases	196,000	232,000
Others	156,578	114,496

785,103	346,496

(b)	Other non-current liabilities

2008	2007
RMB'000	RMB'000

Alumina consideration received in advance (Note)	432,228	-
Others	261,321	180,555

693,549	180,555

Note: These amounts represented portions of prepayments made and advances received for alumina to be fulfilled under long-term contracts entered into by Chalco Trading, a subsidiary of the Company.

13.	Inventories, net

2008	2007
RMB'000	RMB'000

Raw materials	7,426,426	5,403,013
Work-in-progress	5,322,238	4,522,779
Finished goods	7,088,859	4,636,755
Spare parts	1,022,981	896,978

	20,860,504	15,459,525
Less: provision for inventory obsolescence	(984,489)	(89,743)

19,876,015	15,369,782

Movements on the provision for inventory obsolescence are as follows:

2008	2007
RMB'000	RMB'000

As of January 1	89,743	70,559
Provision for inventory obsolescence	916,256	40,330
Reversal upon sales of inventories	(21,510)	(6,169)
Other reversal	-	(14,977)

As of December 31	984,489	89,743

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	Accounts receivable, net

2008	2007
RMB'000	RMB'000

Trade receivables	1,213,875	1,167,035
Less: provision for doubtful debts	(267,454)	(281,379)

946,421	885,656

Trade receivables from related parties	521,021	450,099
Less: provision for doubtful debts	(154,403)	(156,425)

366,618	293,674

	1,313,039	1,179,330
Notes receivable	722,285	2,539,476

2,035,324	3,718,806

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, a credit period for up to one year may be granted. The credit policies of some of the entities within Chinalco were receivables on demand. As of December 31, 2008, the ageing analysis of trade receivables is as follows:

2008	2007
RMB'000	RMB'000

Within 1 year	1,964,801	3,651,991
Between 1 and 2 years	33,173	31,792
Between 2 and 3 years	17,834	15,399
Over 3 years	441,373	457,428

2,457,181	4,156,610

The credit quality of accounts receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. There is no history of default for the customers above.

Accounts receivable that are generally past due less than one year are not considered impaired. As of December 31, 2008, accounts receivable of RMB29 million (2007: RMB42 million) of the Group were past due but not impaired. These relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

2008	2007
RMB'000	RMB'000

Within 1 year	14,340	29,450
Between 1 and 2 years	1,596	3,150
Between 2 and 3 years	2,115	3,879
Over 3 years	11,207	5,977

29,258	42,456

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	Accounts receivable, net (Continued)

As of December 31, 2008, accounts receivable of RMB438 million (2007: RMB449 million) of the Group were substantially impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. It was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

2008	2007
RMB'000	RMB'000

Between 2 and 3 years	11,478	9,025
Over 3 years	427,006	439,815

438,484	448,840

Movements on the provision for doubtful debts of accounts receivable are as follows:

2008	2007
RMB'000	RMB'000

As of January 1	437,804	467,102
Provision for doubtful debts	5,533	10,303
Accounts receivable written off	(13,674)	(12,268)
Reversal	(7,806)	(27,333)

As of December 31	421,857	437,804

15.	Other current assets, net

2008	2007
RMB'000	RMB'000

Prepayments to third parties	601,774	1,453,427
Prepayments to related parties	835,181	90,212

Total prepayments	1,436,955	1,543,639

Contract performance deposits	548,592	52,427
Staff advances	38,617	40,912
Value-added tax recoverable	756,551	138,438
Export tax refund receivable	62,385	43,565
Dividends receivable	-	-
Receivables from sales of materials	68,507	84,531
Receivables from sales of water and electricity	32,733	34,051
Receivables from sales of spare parts	18,728	22,803
Deposits for investments	255,054	5,054
Others	397,511	297,679
Receivables from related parties	82,440	136,189

	2,261,118	855,649
Less: provision for doubtful debts	(224,542)	(275,665)

Total other receivables	2,036,576	579,984

Total other current assets, net	3,473,531	2,123,623

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	Other current assets, net (Continued)

As of December 31, 2008, the ageing analysis of other receivables is as follows:

2008	2007
RMB'000	RMB'000

Within 1 year	1,928,039	471,164
Between 1 and 2 years	25,816	29,296
Between 2 and 3 years	11,472	20,878
Over 3 years	295,791	334,311

2,261,118	855,649

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history. There is no history of default for the receivables above.

Other receivables that are generally past due less than one year are not considered impaired. As of December 31, 2008, other receivables of RMB53 million (2007: RMB85 million) of the Group were past due but not impaired. These were contracts bound by repayment terms on demand. The ageing analysis of these other receivables is as follows:

2008	2007
RMB'000	RMB'000

Within 1 year	6,311	22,772
Between 1 and 2 years	8,557	22,423
Between 2 and 3 years	6,095	6,000
Over 3 years	31,607	33,617

52,570	84,812

As of December 31, 2008, other receivables of RMB251 million (2007: RMB279 million) of the Group were impaired and provided for. The individually impaired receivables mainly relate to sales of materials and others, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

2008	2007
RMB'000	RMB'000

Between 2 and 3 years	2,630	4,606
Over 3 years	248,665	274,210

251,295	278,816

Movements on the provision for doubtful debts of other receivables are as follows:

2008	2007
RMB'000	RMB'000

As of January 1	275,665	293,686
Provision for doubtful debts	4,744	2,878
Other receivables written off	(25,721)	(17,384)
Reversal	(30,146)	(3,515)

As of December 31	224,542	275,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	Bank balances and cash

2008	2007
RMB'000	RMB'000

Cash and cash equivalents	15,982,129	8,824,971
Short-term cash investments (Note (a))	70,703	96,054
Restricted cash (Note (b))	242,753	133,540

Total	16,295,585	9,054,565

As of December 31, 2006, cash and cash equivalents, short-term cash investments and restricted cash amounted to RMB10,692 million, RMB3,078 million and RMB127 million. Notes:

(a)

The annual effective interest rate of fixed deposits during the year was 7.60% (2007: 7.01%; 2006: ranged from 2.25% to 2.52%) with average maturity days of 365 days (2007: 365 days; 2006: 183 days to 365 days).

(b)	Restricted cash primarily represented credit and note deposits.

(c)

Material non-cash transactions

For the year ended December 31, 2008, there was a material non-cash transaction, which was a capital injection of property, plant and equipment amounting to RMB370.643 million to a subsidiary of the Company by a minority shareholder of the subsidiary.

For the year ended December 31, 2007, the material non-cash transactions were the issuances of A shares as consideration for the acquisitions disclosed in Note 5.

There were no material non-cash transactions for the year ended December 31, 2006.

Bank balances and cash of the Group were denominated in the following currencies:

2008	2007
RMB'000	RMB'000

RMB	15,830,194	8,733,697
USD	190,679	52,739
HKD	46,416	128,283
EUR	9,891	32,406
AUD	218,405	107,440

16,295,585	9,054,565

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	Issued capital and reserves

(a)	Share capital

2008	2007
Number of shares	Share capital	Number of shares	Share capital
	RMB'000		RMB'000

Beginning of the year	13,524,487,892	13,524,488	11,649,876,153	11,649,876
Issuance of shares	-	-	1,874,611,739	1,874,612

End of the year	13,524,487,892	13,524,488	13,524,487,892	13,524,488

As of December 31, 2007 and 2008, all issued shares are registered and fully paid, divided into 13,524,487,892 shares (2007: 13,524,487,892 shares) of RMB1.00 par value each, comprised 9,580,521,924 A shares and 3,943,965,968 H shares (2007: 9,580,521,924 A shares and 3,943,965,968 H shares). Both A shares and H shares rank pari passu to each other.

On May 9, 2006, the Company entered into a placing agreement to place 600 million new H shares, representing approximately 5.43% of the issued shares of the Company immediately before the placement, at a price at HKD7.25 per share (the "Placement"). Total proceeds from the Placement amounted to RMB4,502 million and total issuance cost amounted to approximately RMB112 million.

On April 24, 2007, the Company issued 1,237 million A shares to acquire 72% equity interest of Lanzhou Aluminum and 28.57% equity interest of Shandong Aluminum. These A shares were then listed on the SSE on April 30, 2007.

On December 28, 2007, the Company issued 638 million A shares to acquire 100% equity interest of Baotou Aluminum.

Of the issued A shares, 3,931,304,879 A shares (2007: 1,430,619,989 A shares) are freely tradable while the remaining A shares can only be traded after lock-up periods.

(b)	Reserves

(i)	Capital reserve

2008	2007
RMB'000	RMB'000

Share premium	12,908,281	14,728,601
Merger reserve (Note 5)	-	2,375,094
Others	414,059	310,992

13,322,340	17,414,687

The capital reserve can only be used to increase share capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	Issued capital and reserves (Continued)

(b)	Reserves (Continued)

(i)	Capital reserve (Continued)

A merger reserve was created as a result of acquisitions of the seven common control entities acquired in 2008 (Note 5). Others primarily consist of the national debt fund. The specific national fund of the Ministry of Finance of the People's Republic of China ("MOF") was granted to support certain national key technical projects of certain branches of the Company. Pursuant to relevant MOF document, these funds were treated as a capital injection of Chinalco into the Company, and therefore can only be used to increase Chinalco's shares in the Company after satisfying all necessary shares increase conditions. These funds are regarded as capital reserve solely attributable to Chinalco before meeting these share increase conditions.

(ii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, articles of association and board resolutions of the Company, the Company provides 10% from its net profit prepared in accordance with PRC accounting standards for the statutory surplus reserve until the balance reaches 50% of the paid-up share capital where the Company can opt for not providing. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital upon approval. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such shares issuance.

The Group adopted the Accounting Standards for Business Enterprises promulgated by the MOF on February 15, 2006 (the "new PRC GAAP") on January 1, 2007. According to the relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon first-time adoption. While the new PRC GAAP no longer permits the Group's share of surplus reserves of subsidiaries to be presented on a consolidated basis, an additional adjustment on surplus reserve and retained earnings was made in 2007.

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

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of its profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. Starting from January 1, 2006, the Company is prohibited from providing further appropriation out of net profit to the statutory public welfare fund pursuant to revised Company Law. The balance of the statutory public welfare fund as of January 1, 2006 was converted into the statutory surplus reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	Borrowings

2008	2007
RMB'000	RMB'000

Non-current:
Long-term loans (Note (a))	24,169,469	15,479,914
Medium-term notes and long-term bonds (Note (b))	11,963,083	1,979,683

36,132,552	17,459,597

Current:
Long-term loans (repayable within one year) (Note (a))	2,949,730	2,477,022
Short-term loans (Note (c))	14,188,202	5,818,055
Short-term bonds (Note (d))	5,152,283	3,051,471

22,290,215	11,346,548

Total	58,422,767	28,806,145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	Borrowings (Continued)

(a)	Long-term loans

2008	2007
Original		Original
currency'000	RMB'000	currency'000	RMB'000

Guaranteed loans
- Secured (Note 21)	RMB	613,000	613,000	815,400	815,400
	JPY	697,834	52,819	735,895	47,190
- Guaranteed	RMB	5,535,874	5,535,874	7,460,223	7,460,223
	USD	27,000	184,534	-	-
Unsecured loans	RMB	20,633,082	20,633,082	9,582,816	9,582,816
	USD	14,615	99,890	7,024	51,307

Total long-term loans	27,119,199	17,956,936

Less: long-term loans within 1 year
- Secured (Note 21)	RMB	215,000	215,000	198,364	198,364
	JPY	38,763	2,934	42,416	2,720
- Guaranteed	RMB	1,398,543	1,398,543	241,938	241,938
- Unsecured	RMB	1,333,253	1,333,253	2,034,000	2,034,000

Total long-term loans repayable within 1 year	2,949,730	2,477,022

Total long-term loans (non-current portion)	24,169,469	15,479,914

Estimated fair value of total long-term loans	27,111,431	17,949,069

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	Borrowings (Continued)

(a)	Long-term loans (Continued)

As of December 31, 2008, long-term fixed-rate loans of the Group amounted to RMB52 million (2007: RMB47 million). Annual fixed interest rate was 2.30% (2007: 0.30% to 7.83%; 2006: 0.30% to 2.30%). The remaining long-term loans are subject to floating interest rates from 2.55% to 8.51% (2007: 2.55% to 7.83%; 2006: 2.28% to 7.24%) per annum.

The estimated fair value of long-term loans (including current portion) is calculated based on discounted cash flow using applicable discount rate from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rates applied as of December 31, 2007 and 2008 was 2.01% to 8.51% and 2.20% to 7.83%, respectively. The estimated fair value of borrowings due within 1 year approximates their carrying amounts.

As of December 31, 2008, guaranteed loans were as follows:

	2008	2007
Guarantors	RMB'000	RMB'000

Chinalco ()	2,902,228	2,640,058
Shanxi Zhangze Electric Power Co., Ltd.
("Zhangze Electric Power")
() (Note (i))	780,000	780,000
Baotou Aluminum (Group) Co., Ltd.
("Baotou Group") () (Note (ii))	250,000	250,000
Luoyang Economic Investment Co., Ltd.
() (Note (iii))	115,738	122,153
Luoyang Longquan Aluminum Products Co., Ltd.
() (Note (iv))	57,000	57,000
Yichuan Power Industrial Group Company
("Yichuan Power") () (Note (v))	76,380	76,380
Lanzhou Aluminum Factory () (Note (vi))	103,922	1,399,292
China Nonferrous Metals Technology	48,340	48,340
Henan Tire Group Co., Ltd. ()	150,000	-
Jiaozuo Wanfang Group Co., Ltd.
() (Note (vii))
and Henan Tire Group Co., Ltd.	66,800	-

Total	4,550,408	5,373,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	Borrowings (Continued)

(a)	Long-term loans (Continued)

Notes:

(i)	Shanxi Zhangze Electric Power is a minority shareholder of Shanxi Huaze, a subsidiary of the Company.

(ii)	Baotou Group is a subsidiary of Chinalco and one of the shareholders of the Company.

(iii)	Luoyang Economic Investment Co., Ltd. is a minority shareholder of Henan Aluminum, a subsidiary of the Company.

(iv)	Luoyang Longquan Aluminum Products Co., Ltd. is a minority shareholder of Henan Aluminum, a subsidiary of the Company.

(v)	Yichuan Power is a minority shareholder of Henan Aluminum, a subsidiary of the Company.

(vi)	Lanzhou Aluminum Factory is a subsidiary of Chinalco and one of the shareholders of the Company.

(vii)	Jiaozuo Wanfang Group Co., Ltd. is a minority shareholder of Jiaozuo Wanfang, a subsidiary of the Company.

The maturity of long-term loans is as follows:

Bank loans	Other loans
2008	2007	2008	2007
RMB'000	RMB'000	RMB'000	RMB'000

Within 1 year	2,908,374	2,452,600	41,356	24,422
Between 1 and 2 years	3,393,820	2,905,974	18,279	13,453
Between 2 and 5 years	13,204,281	5,766,400	54,837	40,359

Wholly repayable within 5 years	19,506,475	11,124,974	114,472	78,234
Over 5 years	7,399,102	6,594,877	99,150	158,851

26,905,577	17,719,851	213,622	237,085

(b)	Medium-term notes and long-term bonds

In June 2007, the Company issued long-term bonds with a total face value of RMB2 billion at par (face value of RMB100 per unit) with ten-year terms for capital expenditure purposes. The fixed annual coupon and effective interest rates of these bonds are 4.50% and 4.64%, respectively.

In June 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100 per unit) with three-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively.

In October 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100 per unit) with five-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively.

As of December 31, 2008, the fair values of bonds payable above of RMB12.499 billion (2007: RMB1.843 billion) is derived from discounted future cash flows using annual corporate bond interest rates with same terms between 3.52% to 3.90% (2007: 5.55%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	Borrowings (Continued)

(c)	Short-term loans

2008	2007
Original		Original
currency'000	RMB'000	currency'000	RMB'000

Guaranteed loans
- Secured (Note 21)	RMB	260,000	260,000	22,615	22,615
- Guaranteed	RMB	1,591,000	1,591,000	2,005,000	2,005,000
Unsecured loans	RMB	12,274,043	12,274,043	3,704,640	3,704,640
	USD	9,241	63,159	11,746	85,800

Total	14,188,202	5,818,055

For the years ended December 31, 2008, 2007 and 2006, all short-term loans of the Group were fixed-rate loans with annual interest rates from 4.49% to 7.47%, from 5.02% to 7.34% and from 3.78% to 7.34%, respectively.

As of December 31, 2008, details of guaranteed loans were as follows:

Guarantors	2008	2007
	RMB'000	RMB'000

Baotou Group	818,000	915,000
Yichuan Power	40,000	140,000
Chinalco	633,000	850,000
Lanzhou Baochuan Aluminum Company Ltd. ("Lanzhou Baochuan
Aluminum") () (Note)	-	50,000
China Nonferrous Metals Technology	50,000	50,000
Luoyang Economic Investment Co., Ltd.	50,000	-

Total	1,591,000	2,005,000

Note: Lanzhou Baochuan Aluminum is a subsidiary of LanZhou LianCheng Aluminum Industrial Co., Ltd., a subsidiary of Chinalco.

(d)	Short-term bonds

In June 2007, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one-year term for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 3.55% and 3.95%, respectively. These short-term bonds have matured and were fully redeemed in June 2008.

In February 2008, the Company issued short-term bonds with a total face value of RMB2 billion at par (face value of RMB100 per unit) with one-year term for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.99% and 5.40%, respectively.

In July 2008, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one-year terms for working capital purpose. The fixed annual coupon and effective interest rates of these bonds were 4.83% and 5.25%, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	Accounts payable

2008	2007
RMB'000	RMB'000

Trade payables	4,024,529	3,782,357
Trade payables to related parties	319,401	312,724

	4,343,930	4,095,081
Notes payable (Note)	418,010	391,060

4,761,940	4,486,141

Note: Notes payable are repayable within six months (2007: six months). The ageing analysis of the trade payables and notes payable is as follows:

2008	2007
RMB'000	RMB'000

Within 1 year	4,631,664	4,343,436
Between 1 and 2 years	70,967	67,862
Between 2 and 3 years	17,474	28,012
Over 3 years	41,835	46,831

4,761,940	4,486,141

20.	Other payables and accrued expenses

2008	2007
RMB'000	RMB'000

Construction payables	3,042,479	2,020,352
Sales deposits from customers	3,956,631	960,106
Utilities payable	51,700	137,981
Accrued payroll and bonus	42,830	527,733
Staff welfare payables	71,444	100,686
Pension	47,180	46,632
Taxes other than income taxes payable (Note)	227,658	116,181
Equity investments payable	-	260,000
Contract performance deposits	294,131	481,894
Other guarantees and deposits	203,314	212,016
Interest payables	247,888	86,895
Others	336,762	452,893

8,522,017	5,403,369

Amounts due to related parties	2,629,636	1,758,760

11,151,653	7,162,129

Note: Taxes other than income tax payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	Pledge of assets

As mentioned in Note 18, the Group has pledged various assets as collateral against certain loans. A summary of pledged assets is as follows:

2008	2007
RMB'000	RMB'000

Property, plant and equipment	900,230	1,429,039
Land use rights	52,262	49,481
Inventories	44,148	-

996,640	1,478,520

Note:

As of December 31, 2008, no short-term loans of Chalco Ruimin were secured by notes receivable (2007: RMB2.615 million).

As of December 31, 2008, the Group pledged notes receivable of RMB33 million (2007: RMB110 million) to certain banks for opening of certain notes payable.

22.	Revenue, other gains, net and segment information

The Group is principally engaged in the production and sales of alumina, primary aluminum and aluminum fabrication products in the PRC. Revenues recognized during the year are as follows:

2008	2007	2006
RMB'000	RMB'000	RMB'000

Revenue
Sales of goods, net of value-added tax	73,675,820	81,719,663	72,133,323
Other revenue (Note)	3,050,121	3,479,172	2,153,680

Total revenue	76,725,941	85,198,835	74,287,003

Expenses related to sales of goods	(66,992,733)	(61,423,335)	(50,205,298)
Expenses related to other revenue (Note)	(3,080,927)	(3,512,798)	(2,152,995)

Total cost of sales	(70,073,660)	(64,936,133)	(52,358,293)

6,652,281	20,262,702	21,928,710

Other gains, net
Government grants	100,781	47,067	59,832
Realized and unrealized gain on futures and option contracts, net	267,328	108,362	51,985
Others	4,662	3,484	261,244

372,771	158,913	373,061

Revenue and gains, net	7,025,052	20,421,615	22,301,771

Note:

Other revenue primarily includes revenue from sales of scrap and other materials and coal, supply of electricity, gas, heat and water and provision of transportation and packaging services, machinery processing and other services. Expenses related to other revenue include costs arising from generating these revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments The Group is primarily engaged in three main business segments in the PRC:

*	Alumina segment-comprising mining and processing of bauxite into alumina and the associated distribution activities

*	Primary aluminum segment-comprising production of primary aluminum and the associated distribution activities

*	Aluminum fabrication segment-comprising production of aluminum fabrication products and the associated distribution activities*

*

Following the acquisition of the five aluminum fabrication plants in 2008, the Group has acquired a new segment. As this acquisition qualified common control business combination (Note 5), the Group has restated 2006 and 2007 comparatives accordingly.

Others cover activities of the headquarters and other operations of the Group, including research and development activities relating to aluminum business.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditures comprise additions of property plant and equipment and intangible assets, including those additions arising from business combinations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued)

2008

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Segment revenue
Including: external sales	14,510,664	48,428,759	10,899,660	2,886,858	-	76,725,941
inter-segment sales	16,431,380	3,158,609	-	-	(19,589,989)	-

	30,942,044	51,587,368	10,899,660	2,886,858	(19,589,989)	76,725,941
Segment expenses	(29,359,960)	(51,103,295)	(11,213,743)	(2,850,564)	19,856,163	(74,671,399)

Segment results	1,582,084	484,073	(314,083)	36,294	266,174	2,054,542
Add: unallocated gains and expenses						(231,878)
Finance costs, net						(1,709,566)
Shares of profits/(losses) of
jointly controlled entities	3,039	(1,367)	-	-	-	1,672
Share of profits/(losses) of associates	-	15,051	-	(5,006)	-	10,045

Profit before income tax benefits	124,815
Income tax benefits	33,557

Profit for the year	158,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued)

2008

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Depreciation and amortization	2,228,506	2,400,489	331,807	144,784	-	5,105,586
Add: depreciation and amortization of
unallocated assets						227,542

Total depreciation and amortization
included in profit and loss						5,333,128

Provision for impairment loss on
property, plant and equipment	-	1,334	-	-	-	1,334
Net loss on disposal of property, plant
and equipment	45,789	11,859	1,525	16	-	59,189
Provision for inventory obsolescence	252,759	477,684	185,813	-	-	916,256
Reversal of doubtful debts on
receivables	(18,578)	(5,607)	(3,490)	-	-	(27,675)

The segment assets and liabilities as of December 31, 2008 are as follows:

Other assets	48,659,269	63,674,919	12,345,116	12,426,424	(6,762,607)	130,343,121
Jointly controlled entities	701,403	447	-	-	-	701,850
Associates	-	-	-	104,809	-	104,809
Unallocated assets						4,377,739

Total assets						135,527,519

Segment liabilities	(6,801,213)	(12,702,017)	(1,905,614)	(956,614)	6,762,607	(15,602,851)
Unallocated liabilities						(59,727,846)

Total liabilities						(75,330,697)

Capital expenditure	8,582,811	10,668,948	1,805,806	138,921	-	21,196,486
Unallocated capital expenditure						1,217,362

Total capital expenditure	22,413,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued)

2007

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Segment revenue
Including: external sales	19,435,211	51,834,908	12,491,304	1,437,412	-	85,198,835
inter-segment sales	15,694,685	2,342,364	-	-	(18,037,049)	-

	35,129,896	54,177,272	12,491,304	1,437,412	(18,037,049)	85,198,835
Segment expenses	(27,238,667)	(46,366,919)	(12,359,024)	(1,458,006)	18,466,866	(68,955,750)

Segment results	7,891,229	7,810,353	132,280	(20,594)	429,817	16,243,085
Add: unallocated gains and expenses						(449,170)
Finance costs, net						(1,040,171)
Shares of losses of jointly controlled
entities	(2,165)	(1,216)	-	-	-	(3,381)
Shares of profits of associates	-	241,945	-	-	-	241,945

Profit before income tax expense	14,992,308
Income tax expense	(2,869,210)

Profit for the year	12,123,098

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued) Other segment items included in the income statement are as follows:

2007

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Depreciation and amortization	2,122,831	2,056,515	265,654	159,785	-	4,604,785
Add: depreciation and amortization of
unallocated assets						55,625

Total depreciation and amortization
included in profit and loss						4,660,410

Provision for impairment loss on
property, plant and equipment	-	9,880	-	3,369	-	13,249
Net loss on disposal of property, plant
and equipment	62,881	42,402	179	62,491	-	167,953
Provision for/ (Reversal of) inventory
obsolescence	3,627	17,624	16,416	(12,314)	-	25,353
Provision for/ (Reversal of) doubtful
debts on receivables	1,279	(4,054)	(11,651)	(3,241)	-	(17,667)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued) The segment assets and liabilities as of December 31, 2007 are as follows:

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other assets	37,987,759	45,137,809	10,534,783	8,159,828	(2,420,536)	99,399,643
Jointly controlled entities	634,482	1,814	-	-	-	636,296
Associates	-	553,920	-	-	-	553,920
Unallocated assets						5,258,209

Total assets						105,848,068

Segment liabilities	(3,995,910)	(4,836,138)	(2,305,777)	(664,462)	2,420,536	(9,381,751)
Unallocated liabilities						(31,973,110)

Total liabilities						(41,354,861)

Capital expenditure	4,634,932	12,651,715	1,203,204	493,746	-	18,983,597
Unallocated capital expenditure						497,954

Total capital expenditure	19,481,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued)

2006

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Segment revenue
Including: external sales	25,111,515	41,166,964	7,177,748	830,776	-	74,287,003
inter-segment sales	13,157,278	557,539	-	-	(13,714,817)	-

	38,268,793	41,724,503	7,177,748	830,776	(13,714,817)	74,287,003
Segment expenses	(24,410,285)	(36,372,630)	(6,972,902)	(890,219)	13,383,243	(55,262,793)

Segment results	13,858,508	5,351,873	204,846	(59,443)	(331,574)	19,024,210
Add: unallocated gains and expenses						(859,679)
Finance costs, net						(795,918)
Shares of losses of
jointly controlled entities	-	(11,419)	-	-	-	(11,419)
Shares of profits of associates	-	105,177	-	-	-	105,177

Profit before income tax expense	17,462,371
Income tax expense	(4,465,282)

Profit for the year	12,997,089

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued) Other segment items included in the income statement are as follows:

2006

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Depreciation and amortization	2,003,153	1,478,928	219,972	35,050	-	3,737,103
Add: depreciation and amortization of
unallocated assets						105,151

Total depreciation and amortization
included in profit and loss						3,842,254

Provision for impairment loss on
property, plant and equipment	6,385	10,582	-	-	-	16,967
Net loss/(gain) on disposal of
property, plant and equipment	58,059	31,701	(100)	1,064	-	90,724
Provision for inventory obsolescence	22,417	11,816	70	558	-	34,861
Provision for doubtful debts on
receivables	2,779	19,222	3,473	1,219	-	26,693

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Revenue, other gains, net and segment information (Continued)

Primary reporting format - business segments (Continued) The segment assets and liabilities as of December 31, 2006 are as follows:

	Primary	Aluminum
Alumina	aluminum	fabrication	Others	Elimination	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other assets	31,972,013	42,141,436	7,108,681	6,424,885	(1,029,771)	86,617,244
Jointly controlled entities	572,764	3,030	-	-	-	575,794
Associates	-	1,273,707	-	-	-	1,273,707
Unallocated assets						3,188,105

Total assets						91,654,850

Segment liabilities	3,314,504	6,224,547	792,898	1,727,711	(1,029,771)	11,029,889
Unallocated liabilities						28,334,380

Total liabilities						39,364,269

Capital expenditure	3,462,875	8,649,685	1,198,764	120,286	-	13,431,610
Unallocated capital expenditure						682,054

Total capital expenditure	14,113,664

Secondary reporting format - geographical segments

As the business, operating activities and related assets are primarily located in the PRC, with the same risks and rewards in general in each region, no geographical segments are presented.

23.	Selling and distribution expenses

2008	2007	2006
RMB'000	RMB'000	RMB'000

Transportation and loading expenses	1,057,839	877,054	715,751
Packaging expenses	202,116	190,875	190,810
Port expenses	62,121	53,770	50,276
Salaries and welfare expenses	39,267	41,930	34,492
Sales commissions and other handling fee	17,546	23,001	37,137
Storage fee	27,412	24,489	14,872
Marketing and advertising expenses	16,406	15,643	40,891
Depreciation - non-production property, plant and equipment	5,260	4,386	4,711
Others	134,442	124,386	96,148

1,562,409	1,355,534	1,185,088

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	General and administrative expenses

2008	2007	2006
RMB'000	RMB'000	RMB'000

Salaries and welfare expenses	622,659	580,330	839,389
Taxes other than income tax expense (Note)	566,984	759,803	706,045
Depreciation - non-production property, plant and equipment	225,482	218,043	132,770
Expensing off prepaid land use rights	41,468	46,056	35,298
Traveling and entertainment	163,128	175,012	172,661
Utilities and office supplies	90,559	99,491	69,490
Pollutants discharge fees	26,025	33,437	88,997
Repairs and maintenance	76,019	106,136	70,252
Insurance	68,572	62,378	61,516
Rental expenses	201,754	168,049	96,475
Pre-operation costs	10,120	21,106	7,941
Legal and professional fees	38,313	94,737	79,207
Auditors' remuneration	39,351	45,634	35,669
Net loss on disposal of property, plant and equipment	59,189	167,953	90,725
Provision for inventory obsolescence	916,256	25,353	34,861
Others	316,593	438,845	304,562

3,462,472	3,042,363	2,825,858

Note: Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

25.	Staff costs

2008	2007	2006
RMB'000	RMB'000	RMB'000

Salaries and bonus	3,770,002	2,941,985	3,190,305
Housing fund	364,223	297,331	237,003
Pension (Note (a))	761,817	585,227	484,754
Staff welfare and other expenses (Note (b))	800,769	787,702	715,664

5,696,811	4,612,245	4,627,726

Notes:

(a)

The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments. In each year, the Group makes monthly defined contributions at rates of 20% (2007: 20%; 2006: 15% to 20%) of the employees' salaries. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. These schemes are operated by the respective governments and related assets are held separately from the Group.

(b)	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.

Staff costs include remuneration payables to Directors, Supervisors and senior management as set out in Note 26.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	Directors', Supervisors' and senior management's remuneration

(a)	Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payables to Directors and Supervisors of the Company during the year are as follows:

2008	2007	2006
RMB'000	RMB'000	RMB'000

Fees	947	970	1,098
Basic salaries, housing allowances, other allowances and benefits in kind	2,606	2,972	3,107
Discretionary bonus	1,121	1,827	2,016
Pension	115	114	106

4,789	5,883	6,327

The remuneration of each Director and Supervisor for the year ended December 31, 2008 is set out below:

Discretionary
Names of Directors and Supervisors	Fees	Salary	bonus	Pension	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Directors:
Xiao Yaqing	-	684	374	23	1,081
Luo Jianchuan	-	572	312	23	907
Chen Jihua	-	468	169	23	660
Liu Xiangmin	-	468	169	23	660
Shi Chungui	150	-	-	-	150
Kang Yi	214	-	-	-	214
Poon Yiu Kin, Samuel
(resigned on May 9, 2008)	84	-	-	-	84
Zhang Zhuoyuan	214	-	-	-	214
Zhu Demiao (appointed on May 9, 2008)	143	-	-	-	143
Wang Mengkui
(appointed on May 9, 2008)	142	-	-	-	142

947	2,192	1,024	92	4,255

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	414	97	23	534
Zhang Zhankui	-	-	-	-	-

-	414	97	23	534

Total	947	2,606	1,121	115	4,789

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	Directors', Supervisors' and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of each Director and Supervisor for the year ended December 31, 2007 is set out below:

Discretionary
Names of Directors and Supervisors	Fees	Salary	bonus	Pension	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Directors:
Xiao Yaqing	-	743	577	21	1,341
Wang Dianzuo
(resigned on May 18, 2007)	91	-	-	-	91
Luo Jianchuan	-	622	480	21	1,123
Chen Jihua	-	500	261	21	782
Joseph C. Muscari
(resigned on May 18, 2007)	58	-	-	-	58
Helmut Wieser
(appointed on May 18, 2007 and
resigned on September 17, 2007)	51	-	-	-	51
Liu Xiangmin
(appointed on May 18, 2007)	-	500	261	21	782
Shi Chungui	150	-	-	-	150
Poon Yiu Kin, Samuel	229	-	-	-	229
Kang Yi	233	-	-	-	233
Zhang Chengzhong
(resigned on May 18, 2007)	-	208	109	9	326
Zhang Zhuoyuan
(appointed on May 18, 2007)	158	-	-	-	158

970	2,573	1,688	93	5,324

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	399	139	21	559
Zhang Zhankui	-	-	-	-	-

-	399	139	21	559

Total	970	2,972	1,827	114	5,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	Directors', Supervisors' and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of each Director and Supervisor for the year ended December 31, 2006 is set out below:

Discretionary
Names of Directors and Supervisors	Fees	Salary	bonus	Pension	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Directors:
Xiao Yaqing	-	754	622	19	1,395
Xiong Weiping
(resigned on August 23, 2006)	-	423	346	12	781
Wang Dianzuo	266	-	-	-	266
Luo Jianchuan	-	555	351	19	925
Chen Jihua	-	506	282	19	807
Joseph C. Muscari	150	-	-	-	150
Shi Chungui	150	-	-	-	150
Kang Yi	266	-	-	-	266
Poon Yiu Kin, Samuel	266	-	-	-	266
Zhang Chengzhong
(appointed on October 13, 2006)	-	506	282	19	807

1,098	2,744	1,883	88	5,813

Supervisors:
Luo Tao (resigned on August 23, 2006)	-	-	-	-	-
Ou Xiaowu
(resigned on August 23, 2006)	-	267	133	13	413
Ao Hong (appointed on October 13, 2006)	-	-	-	-	-
Yuan Li	-	-	-	-	-
Zhang Zhankui
(appointed on October 13, 2006)	-	96	-	5	101

-	363	133	18	514

Total	1,098	3,107	2,016	106	6,327

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	Directors', Supervisors' and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of the Directors and Supervisors fell within the following bands:

Number of individuals

2008	2007	2006

RMBNil to RMB1,000,000	12	13	14
RMB1,000,001 to RMB1,500,000	1	2	1

During the year, no options were granted to the Directors or the Supervisors (2007 and 2006: Nil).

During the year, no emoluments were paid to the Directors or the Supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2007 and 2006: Nil).

No Directors or Supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the current year, the five highest paid individuals of the Group include 4 (2007: 4; 2006: 4) Directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining 1 (2007: 1; 2006: 1) individual during the year, is as follows:

2008	2007	2006
RMB'000	RMB'000	RMB'000

Basic salaries, housing allowances, other allowances and benefits in kind	468	500	506
Discretionary bonus	169	261	282
Pension	23	21	19

660	782	807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	Expenses/(Income) charged/(credited) to the consolidated income statements

2008	2007	2006
RMB'000	RMB'000	RMB'000

Net loss on disposal of property, plant and equipment	59,189	167,953	90,724
Provision for impairment loss on property, plant and equipment	1,334	13,249	16,967
Operating lease rentals in respect of land and buildings	847,815	604,425	359,273
Provision for inventory obsolescence	916,256	25,353	34,861
(Reversal of)/Provision for doubtful debts on receivables (Notes 14 and 15)	(27,675)	(17,667)	26,693
Bad debts recovery	(6,394)	(3,854)	(2,227)
Loss on production shutdown (Note)	370,216	-	-

Note:

In 2008, the Group suspended certain production lines after taking into account existing market environment, depreciation, unallocated overheads and related labor costs amounted to RMB370.216 million (2007 and 2006: nil) were not inventorized and directly recorded in cost of sales.

28.	Income tax (benefits)/expense

2008	2007	2006
RMB'000	RMB'000	RMB'000

Current income tax	269,395	2,905,809	4,444,843
Deferred income tax (Note 11)	(302,952)	(36,599)	20,439

(33,557)	2,869,210	4,465,282

The current PRC enterprise income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the year. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including paying preferential tax rate of 15% for a period of 10 years, exempting them from income tax for the first 5 years from its first production date, etc. In addition, the Group also enjoys preferential policy on tax credit approved in prior years in respect of domestically manufactured production equipment purchased.

On March 16, 2007, the National People's Congress approved the "Corporate Income Tax Law of the People's Republic of China" (the "new CIT Law"). The new CIT Law became effective from January 1, 2008, and the applicable corporate income tax rate of the Company adjusted from 33% implemented previously to 25%. For those branches and subsidiaries of the Company which are applying 15% income tax rate, the income tax rate will gradually increase to 25% over 5 years while those entities located in western region continue to enjoy income tax rate of 15% without any upward adjustment before 2011 when such income tax rate will change to 25% thereafter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

28.	Income tax (benefits)/expense (Continued)

Reconciliation of income tax (benefits)/expense from consolidated profit:

2008	2007	2006
RMB'000	RMB'000	RMB'000

Profit before income tax (benefits)/expense	124,815	14,992,308	17,462,371

Tax calculated at standard tax rate of 25% (2007 and 2006: 33%)	31,204	4,947,462	5,762,582
Impact on original deferred income tax record upon promulgation of new CIT Law	-	(601)	-
Preferential income tax expense differentials of certain branches and subsidiaries	(11,897)	(1,253,034)	(1,239,109)
Tax losses for which no deferred income tax asset was recognized	99,489	92,101	5,369
Non-taxable income	(31,603)	(319,094)	(219,279)
Non-deductible costs, expenses and losses	33,294	262,464	269,045
Tax credit for equipment investment	(92,397)	(805,564)	(68,469)
Adjustment of income tax in prior years	(17,844)	(54,070)	-
Utilization of prior years' unrecognized deductible loss and expenses	(43,803)	(454)	(44,857)

Income tax (benefits)/expense	(33,557)	2,869,210	4,465,282

Average effective tax rate	(26.89%)	19.14%	25.57%

Note:

Share of income tax expense of associates included in 'Shares of profits of associate' amounted to RMB5 million (2007: RMB109 million; 2006: RMB28 million), respectively.

The jointly controlled entities did not incur any income tax expense for the year (2007 and 2006: nil).

The decrease of the average effective tax rate from 2006 to 2007 is mainly attributable to the enterprise income tax credit obtained from the purchase of domestically manufactured production equipment and the preferential income tax rate of 15% enjoyed from the acquisitions of Zunyi Aluminum and Lanzhou Aluminum, which are located in the western region of the PRC.

The decrease of the average effective tax rate from 2007 to 2008 is mainly attributable to the fact that the Company and certain subsidiaries are in tax loss positions and the tax credit in respect of acquisition of qualified equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share of the years 2008, 2007 and 2006 were based on the consolidated profit attributable to equity holders of the Company of RMB9 million, RMB10,753 million and RMB12,106 million and the weighted average number of 13,524 million, 12,792 million and 11,725 million ordinary shares in issue during the respective periods.

(b)	Diluted earnings per share

Diluted earnings per share is calculated based on consolidated profit attributable to equity holders of the Company for the year adjusted for the profit and loss impact from potential diluted ordinary share and the adjusted weighted average number of ordinary share in issue during the respective periods.

During 2008, 2007 and 2006, as the Company did not have any dilutive ordinary shares, there was no difference between basic and diluted earnings per share.

30.	Dividends

According to the articles of association of the Company, the Company considers the lower of the sum of current period net profit and opening retained earnings of financial statements prepared under HKFRS; and the sum of current period net profit and opening retained earnings derived under PRC GAAP and related regulations as the maximum limit in profit appropriation to shareholders.

A 2006 final dividend of RMB0.115 (2005: RMB0.214) per ordinary share, totaling approximately RMB1,482 million (2005: RMB2,365 million) was declared and approved in the shareholders' meetings. The 2006 and 2005 final dividends were fully paid before July 30, 2007 and May 31, 2006, respectively.

A 2006 final special dividend of RMB0.013 per ordinary share, totaling approximately RMB168 million was declared and approved in the shareholders' meeting on October 12, 2007. The 2006 final special dividends were fully paid before June 30, 2008.

The 2007 final dividends distribution plan of the Company was approved in the shareholders' meeting on May 9, 2008. Applying total share capital of 13,524,487,892 shares as of December 31, 2007 as the basis and excluding those interim dividends paid, cash dividends per share distributed amounted to RMB0.053, totaling approximately RMB717 million and was fully paid as of June 30, 2008.

The 2008 interim dividends distribution plan of the Company was approved in extraordinary shareholders' meeting on October 28, 2008. Applying total share capital of 13,524,487,892 shares as of September 30, 2008 as the basis, cash dividends per share distributed amounted to RMB0.052 (2007 interim: RMB0.137), totaling approximately RMB703 million (2007 interim: RMB1,765 million) and was fully paid as of December 24, 2008.

The Board did not recommend the payment of a final dividend for the period up to December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Related party balances and transactions

Related parties refer to entities in which the Company has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associates.

State-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group in accordance with HKAS 24 "Related Party Disclosures".

Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities are conducted with enterprises directly or indirectly owned or controlled by the PRC government ("other state-owned enterprises"), including Chinalco and its subsidiaries (collectively "Chinalco Group"), its associates and jointly controlled entities in the ordinary course of business.

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

Chinalco does not publish financial statements for public use.

(a)	Related party balances with Chinalco Group

(i)	Due from Chinalco Group

Amounts due from Chinalco Group are as follows:

2008	2007
RMB'000	RMB'000

Trade receivables	319,623	249,682
Prepayments and other receivables	848,719	155,051

	1,168,342	404,733
Less: provision for doubtful debts	(171,360)	(203,723)

996,982	201,010

Receivables from Chinalco Group are unsecured, non-interest bearing and receivable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Related party balances and transactions (Continued)

(a)	Related party balances with Chinalco Group (Continued)

(ii)	Due to Chinalco Group

Amounts due to Chinalco Group are as follows:

2008	2007
RMB'000	RMB'000

Trade payables	312,542	306,887
Other payables	2,625,164	1,727,699

2,937,706	2,034,586

Payables to Chinalco Group are unsecured, non-interest bearing and repayable on demand.

(b)	Other related party balances

(i)	Due from other related parties

Amounts due from other related parties are as follows:

2008	2007
RMB'000	RMB'000

Jointly controlled entities	42,322	17,631
Associates	-	100
Others	227,978	254,036

	270,300	271,767
Less: provision for doubtful debts	(34)	(16,954)

270,266	254,813

Amounts due from other related parties are unsecured, non-interest bearing and receivable on demand.

(ii)	Due to other related parties

Amounts due to other related parties were as follows:

2008	2007
RMB'000	RMB'000

Jointly controlled entities	332	1,898
Associates	1,580	12,020
Others	9,419	22,980

11,331	36,898

Amounts due to other related parties are unsecured, non-interest bearing and repayable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Related party balances and transactions (Continued)

(c)	Related party balances with other state-owned enterprises

Included in the consolidated balance sheet, balances with other state-owned enterprises are as follows:

2008	2007
RMB'000	RMB'000

Current assets
Accounts receivables, net	38,172	87,292
Other current assets, net	796,573	332,127
Bank balances	15,496,391	8,565,640

Non-current liabilities
Long-term bank loans	23,721,674	15,258,843

Current liabilities
Accounts payable and other liabilities	2,728,012	1,145,123
Short-term loans	14,148,202	5,753,055
Current portion of long-term bank loans	2,949,730	2,332,600

Except for bank balances and loans stated above, all the balances of assets and liabilities with other state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year.

Terms of bank balances, long-term loans and short-term loans are described in Notes 16 and 18, respectively.

For the year ended December 31, 2008, the annual interest rates of long-term loans and short-term loans from other state-owned enterprises are from 3.54% to 8.51% and from 4.49% to 7.47% (2007: 0.30% to 7.83% and from 5.02% to 7.34%; 2006: 0.30% to 7.24% and from 3.78% to 7.34%), respectively.

As of December 31, 2008, loans amounting to RMB1,336 million (2007: RMB1,176 million) were guaranteed by other state-owned enterprises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Related party balances and transactions (Continued)

(d)	Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the year were as follows:

Note	2008	2007	2006
	RMB'000	RMB'000	RMB'000

Sales of materials and finished goods, including:	(I)
Chinalco Group		2,703,461	2,533,702	2,466,601
Jointly controlled entities		20,939	16,882	11,109
Associates		3,274	2,167,047	1,342,997
Other related parties		5,736,264	8,120,244	3,200,265

8,463,938	12,837,875	7,020,972

Provision of utility services, including:	(II)
Chinalco Group		580,042	439,766	294,556
Associates		5,461	3,659	24
Other related parties		44	57	-

585,547	443,482	294,580

Provision of engineering, construction and
supervisory services, including:	(III)
Chinalco Group		8,373,067	3,435,029	1,695,190
Other related parties		22,585	24,342	-

8,395,652	3,459,371	1,695,190

Purchases of key and auxiliary materials from, including:	(IV)
Chinalco Group		1,804,594	2,051,360	1,795,942
Jointly controlled entities		6,260	243,524	-
Associates		345,029	-	585,835
Other related parties		3,113,918	5,037,148	3,153,725

5,269,801	7,332,032	5,535,502

Provision of social services and logistics
services by Chinalco Group	(V)	723,129	903,272	1,043,606

Provision of utilities services by other related parties	(III)	4,010	1,514	-

Rental expenses for land use rights and
buildings charged by Chinalco Group	(VI)	948,396	728,743	368,140

Notes:

(I)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, aluminum fabrication products and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(i)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");
(ii)	If there is no State-prescribed price then adoption of State-guidance price;
(iii)	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and
(iv)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Related party balances and transactions (Continued)

(d)	Related party transactions with Chinalco Group and other related parties (Continued)

Notes (Continued):

(II)	Utility services, including electricity, gas, heat and water are supplied at the prices as set out in (I)(i) above.

(III)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The State-guidance price as stated in (I)(ii) or prevailing market price in (I)(iii) (including tender price where by way of tender) is adopted for pricing purposes.

(IV)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) is the same as that set out in (I) above.

(V)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provision of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (I) above.

(VI)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(VII)

Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. According to the agreement terms, Chinalco may negotiate extension of effective period in using these trademarks.

(VIII)	As of December 31, 2008, the Company provided guarantee to its subsidiary in opening letters of credit amounted to RMB223.515 million (2007: RMB312.162 million).

(e)	Related party transactions with other state-owned enterprises

2008	2007	2006
RMB'000	RMB'000	RMB'000

Sales of goods	12,885,826	10,304,947	17,018,797
Purchases of raw materials	5,033,356	5,820,666	4,702,040
Purchases of electricity	14,966,469	12,800,946	9,415,036
Purchase of property, plant and equipment (including construction services and materials)	1,253,629	915,477	1,255,639
Drawdown of loans (including short-term and long-term)	31,941,421	11,826,200	7,667,719
Interest expense paid	2,255,532	1,370,749	1,184,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Related party balances and transactions (Continued)

(f)	Key management personnel compensation

2008	2007	2006
RMB'000	RMB'000	RMB'000

Basic salaries, housing allowances, other allowances and benefits in kind	3,130	3,413	3,789
Discretionary bonus	1,362	2,123	2,493
Pension	130	123	126

4,622	5,659	6,408

32.	Contingent liabilities

Litigation

As of December 31, 2008, Fushun Aluminum, a subsidiary of the Company was named in the claims by various banks for its joint and several liabilities amounting to approximately RMB171 million (2007: RMB681 million) for the repayments of loans due from a third party.

Fushun Aluminum was acquired by the Company from a third party. The Directors of the Company are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims was provided as of December 31, 2008 (2007: Nil).

33.	Commitments

(a)	Capital commitments of property, plant and equipment

2008	2007
RMB'000	RMB'000

Contracted but not provided for	10,278,172	10,946,124
Authorized but not contracted for	30,131,209	25,473,768

40,409,381	36,419,892

(b)	Commitments under operating leases

Pursuant to non-cancelable lease agreements entered into by the Group, the future aggregate minimum lease payments are summarized as follows:

2008	2007
RMB'000	RMB'000

Not later than one year	905,493	686,921
Later than one year and not later than five years	3,621,972	2,747,684
Later than five years	30,877,194	23,713,941

35,404,659	27,148,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

33.	Commitments (Continued)

(c)	Commitments for capital contribution

The Company entered into an investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. on April 17, 2006 to establish Zunyi Alumina with a registered capital of RMB1,400 million, including an injection by the Company of RMB938 million in exchange for a 67% equity interest. As of December 31, 2008, the Company has injected capital of RMB562.80 million (2007: RMB387.60 million) and is still obliged to make the remaining capital injection of RMB375.20 million (2007: RMB550.40 million).

As of December 31, 2008, the Company committed to a further capital injection into its subsidiary, China Aluminum Taiyue Mining Co., Ltd. for RMB20 million (2007: RMB20 million).

34.	Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company.

35.	Significant differences between HKFRS and US GAAP

The consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 have been prepared in accordance with HKFRS. HKFRS may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP"). Such differences involve different measurements for items shown in these consolidated financial statements, as well as additional disclosures required by US GAAP.

In preparing the summary of differences between HKFRS and US GAAP, the Directors of the Company are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of gains and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including useful lives of tangible and intangible assets. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Effect on net profit of significant differences between HKFRS and US GAAP is as follows:

Note	2008	2008	2007	2006
		(Note 1)
	RMB'000	USD'000	RMB'000	RMB'000

Profit under HKFRS (Remark)		158,372	23,213	12,123,098	13,009,795
US GAAP adjustments:
Additional depreciation on revalued
property, plant and equipment	(a)	269,999	39,575	269,999	269,999
Unrecognized excess of interest in the net fair value
of net assets acquired over cost	(c)	11,103	1,627	21,921	(224,950)
Additional amortization on revalued mining rights	(d)	9,307	1,364	9,307	9,307
Common control business combinations	(g)	(214,679)	(31,466)	(1,016,337)	(361,173)
Impairment of goodwill	(g)	(6,690,223)	(980,612)	-	-
Minority interest	(h)	(149,144)	(21,860)	(1,370,056)	(903,946)
Income tax effect of US GAAP adjustments	(i)	(41,721)	(6,115)	(138,304)	(72,561)

Net (loss)/profit under US GAAP	(6,646,986)	(974,274)	9,899,628	11,726,471

Basic and diluted net (loss)/earnings
per share under US GAAP	RMB(0.49)	USD(0.07)	RMB0.79	RMB1.03

Remark: As a result of common control business combinations described in Note 5, the operating results of 2006 and 2007 have been restated accordingly under HKFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Effect on equity of significant differences between HKFRS and US GAAP is as follows:

Note	2008	2008	2007	2006
		(Note 1)
	RMB'000	USD'000	RMB'000	RMB'000

Equity under HKFRS (Remark)		60,196,822	8,823,279	64,493,205	52,290,581
US GAAP adjustments:
Revaluation of property, plant and equipment,
net of related depreciation	(a)	(1,781,721)	(261,154)	(2,051,720)	(2,321,719)
Amortization of goodwill	(b)	73,944	10,838	73,944	73,944
Unrecognized excess of interest in the net fair value of
net assets acquired over cost	(c)	(191,926)	(28,131)	(203,029)	(224,950)
Revaluation of mining rights, net of related amortization	(d)	(215,193)	(31,542)	(224,500)	(233,807)
Difference on fair value of acquisition consideration	(e)	(789,739)	(115,755)	(789,739)	-
Acquisition of minority interest	(f)	1,955,426	286,614	1,955,426	-
Common control business combinations	(g)	12,799,089	1,876,012	8,372,437	(2,706,792)
Impairment of goodwill	(g)	(6,690,223)	(980,612)	-	-
Minority interest	(h)	(5,198,340)	(761,941)	(3,805,144)	(5,359,056)
Income tax effect of US GAAP adjustments	(i)	166,938	24,469	626,576	764,881

Equity under US GAAP	60,325,077	8,842,077	68,447,456	42,283,082

Remark: As a result of common control business combinations described in Note 5, the equity of 2006 and 2007 has been restated accordingly under HKFRS. Notes:

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for in the financial statements using acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. As the transfers of these property, plant and equipment are regarded as common control transactions, no new cost basis was established under US GAAP. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary should record the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill arising from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of goodwill ceased from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing. Except for the differences with US GAAP recognized in prior years, there is no further difference.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(c)	Unrecognized excess of interest in the net fair value of net assets acquired over cost

Excess of interest in the net fair value of net assets acquired over cost arises from business combinations where the shares of fair value of the acquiree's identifiable assets, liabilities and contingent liabilities are in excess of acquisition cost. Under HKFRS, the identification and measurement of identifiable assets, liabilities and contingent liabilities are required to be reassessed. After reassessment, any remaining portion is recognized in the income statement immediately. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are stated at acquisition cost less accumulated amortization and accumulated impairment loss. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, as the transfer was a transaction under common control, a new cost basis was not established for the Group.

(e)	Fair value of consideration on acquisitions

In November 2006, the Company entered into agreements with the other shareholders of Lanzhou Aluminum to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of A shares. These A shares were then listed on the SSE on April 30, 2007. Under HKFRS, the fair value of the acquisition cost was measured at the fair value of these instruments on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the balance of goodwill and the related impacts on equity (see (f) below) are different between HKFRS and US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(f)	Acquisition of minority interest

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In addition, in connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Hewan Power in 2007. In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisitions above do not qualify as business combinations and any difference between the consideration paid and the proportionate shares of the carrying amount of net assets acquired are accounted for in equity. Under US GAAP, acquisitions of minority interest are accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

(g)	Common control business combinations

In July 2007, the Company entered into agreements with Baotou Aluminum to acquire all the equity interest from their shareholders. On December 28, 2007, the Company acquired 100% equity interest of Baotou Aluminum through the issuance of A shares. On May 30, 2008, the Company acquired Longxing Aluminum, Huaxi Aluminum, Chalco Ruimin, Chalco Southwest Aluminum Cold Rolling, Chalco Southwest Aluminum and Henan Aluminum from Chinalco and China Nonferrous Metals Technology for cash. In addition, on October 1, 2008, the Company further acquired the aluminum alloy business of Pingguo Aluminum from Pingguo Aluminum Company for cash. Under HKFRS, these transactions are considered common control transactions as the Company, Baotou Aluminum and the seven common control entities acquired in 2008 are under de facto and actual control of Chinalco, respectively, and therefore, merger accounting is used to account for these transactions. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Therefore, under US GAAP, these are not regarded as common control transactions and are accounted for under the purchase method. The fair value of the consideration paid for the acquisition of Baotou Aluminum was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition while proportionate shares of all the net identifiable assets acquired were recorded at fair value based on the respective acquisition dates.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(g)	Common control business combinations (Continued)

During each of the periods presented, management performed its annual impairment test for goodwill using the two-step approach according to SFAS 142. Goodwill was not impaired in 2006 and 2007. In 2008, except for goodwill arising from the acquisition of Baotou Aluminum, the fair values of those reporting units into which goodwill is allocated, exceed their respective carrying amounts including goodwill. Management concluded that the goodwill arising from the acquisition of Baotou Aluminum was impaired. A discount rate of 11% was applied to determine the implied fair value of goodwill based on the five-year financial budget approved by management. A growth rate of 2% was applied for cash flows beyond the five-year period, which does not exceed the long-term average growth rate for respective businesses and is consistent with forecast information contained in industry reports. An impairment loss of RMB6.690 billion was recorded as a result. This impairment is mainly attributable to the decline of the 2008 operating results of Baotou Aluminum due to changes in the economic environment and management considered the synergy initially expected to arise from acquisition of Baotou Aluminum was affected.

(h)	Minority interest

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net profit. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net profit.

(i)	Income tax effect of U.S. GAAP adjustments

Under US GAAP, deferred income tax relating to the reversal of the property, plant and equipment revaluation, mining rights revaluation and the effect of unrecognized excess of interest in the fair value of net assets acquired over cost and the effect of common control business combinations are recognized.

(j)	Other disclosure: effects of tax holiday

Six branches and five subsidiaries of the Company located in the western region of China were granted tax concessions to pay PRC enterprise income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified businesses of the six branches and five subsidiaries in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010. The preferential treatment persists so long as the qualified businesses of these branches and subsidiaries continue to operate during the applicable period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(j)	Other disclosure: effects of tax holiday (Continued)

A subsidiary of the Company, which is located in Xining Economic and Technology Developing District and registered in October 2003, is exempted from PRC enterprise income tax for the first 5 years starting from the commencement of its business and is entitled to a preferential rate of 15% for the years after pursuant to "Certain policies under the Strategic Development of Western Region in Qinghai Province" (Qing Zheng [2003] No. 35).

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, a subsidiary was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

Under US GAAP, the aggregate amount and effect on earnings per share of the tax holiday are as follows:

2008	2008	2007	2006
RMB'000	USD'000	RMB'000	RMB'000

The aggregate amount of tax holiday	14,621	2,143	954,681	1,032,399
Effect on basic earnings per share	RMB0.0011	USD0.0002	RMB0.08	RMB0.09

(k)	Recent U.S. accounting pronouncements

FASB Statement No. 141 (Revised 2007), 'Business combinations' ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group will apply SFAS 141R in the financial statements for any acquisition effective after December 31, 2008.

FASB Statement No. 160, 'Non-controlling interests in consolidated financial statements - an amendment of ARB No. 51' ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group will apply SFAS 160 from January 1, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(k)	Recent U.S. accounting pronouncements (Continued)

FASB Staff Position FAS 141(R)-1, 'Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies' ("FSP FAS 141(R)-1"). FSP FAS 141(R)-1 amends and clarifies SFAS 141R to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group will apply FSP FAS 141(R)-1 in the financial statements for any acquisition effective after December 31, 2008.

FASB Staff Position FAS 152-2 and FAS 124-2, 'Recognition and presentation of other-than-temporary impairments' ("FSP FAS 152-2 and FAS 124-2"). FSP FAS 152-2 and FAS 124-2 clarifies that in periods in which an entity determines that a security's decline in fair value below its amortized cost basis as other than temporary, the entity shall present the total other-than-temporary impairment in the income statement with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income, if any. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The Group will apply FSP FAS 152-2 and FAS 124-2 from January 1, 2009. Management considered these is no material impact from adopting this FSP on the financial statements of the Group.

FASB Staff Position FAS 157-2, 'Effective date of FASB Statement No. 157' ("FSP FAS 157-2"). FSP FAS 157-2 delays the effective date of FASB Statement No. 157, Fair Value Measurements ("SFAS 157") for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Group will adopt the provisions of SFAS 157 from January 1, 2009 for nonfinancial assets and nonfinancial liabilities and do not expect this to have any material impact on the financial statements.

FASB Staff Position FAS 157-4, 'Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly' ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and is applied prospectively. The Group will apply FSP FAS 157-4 from January 1, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information

The following are condensed consolidated balance sheets of the Group as of December 31, 2007 and 2008, the related condensed consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the three-year period ended December 31, 2008 and a summary of explanatory notes restated to reflect the impact of the differences between HKFRS and US GAAP.

Condensed consolidated balance sheets

Note	2007	2008	2008
			(Note 1)
	RMB'000	RMB'000	USD'000

Assets

Current assets
Prepaid income tax		-	748,668	109,735
Inventories, net		13,507,173	19,253,709	2,822,090
Accounts receivable, net	i	2,975,668	1,961,501	287,505
Other current assets, net		1,949,826	3,447,050	505,247
Trading securities		8,103	57,864	8,481
Bank balances and cash		7,802,907	15,759,432	2,309,920
Deferred income tax assets		201,078	377,082	55,270

Total current assets	26,444,755	41,605,306	6,098,248

Non-current assets
Intangible assets	ii	14,813,846	8,933,451	1,309,410
Property, plant and equipment	iii	60,048,471	82,109,284	12,035,073
Land use rights		1,180,840	2,161,246	316,782
Interests in jointly controlled entities		636,296	701,850	102,873
Interests in associates	iv	495,992	571,556	83,775
Available-for sale financial assets		40,113	28,614	4,194
Deferred income tax assets		793,067	769,341	112,765
Other non-current assets		325,103	785,103	115,076

Total non-current assets	78,333,728	96,060,445	14,079,948

Total assets	104,778,483	137,665,751	20,178,196

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information (Continued)

Condensed consolidated balance sheets (Continued)

Note	2007	2008	2008
			(Note 1)
	RMB'000	RMB'000	USD'000

Shareholders' equity
Share capital	13,524,488	13,524,488	1,982,336
Other capital	54,922,968	46,800,589	6,859,742

Total shareholders' equity	68,447,456	60,325,077	8,842,078

Minority interest	3,009,485	3,934,093	576,635

Liabilities

Current liabilities
Accounts payable	3,611,425	4,665,957	683,907
Other payables and accrued expenses	6,330,116	11,055,762	1,620,485
Other financial liabilities	-	114,047	16,716
Dividends payable	21,627	107,039	15,689
Current income tax liabilities	509,041	22,653	3,320
Borrowings	8,360,133	21,398,415	3,136,448
Deferred income tax liabilities	3,296	22,369	3,279

Total current liabilities	18,835,638	37,386,242	5,479,844

Non-current liabilities
Borrowings	14,168,443	35,070,552	5,140,425
Deferred income tax liabilities	169,164	267,284	39,177
Other non-current liabilities	148,297	682,503	100,037

Total non-current liabilities	14,485,904	36,020,339	5,279,639

Total liabilities	33,321,542	73,406,581	10,759,483

Total equity and liabilities	104,778,483	137,665,751	20,178,196

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information (Continued)

Condensed consolidated income statements

Note	2006	2007	2008	2008
				(Note 1)
	RMB'000	RMB'000	RMB'000	USD'000

Revenue	v	62,001,158	72,429,551	65,900,619	9,659,307
Cost of sales	v	(41,615,637)	(54,509,975)	(60,238,973)	(8,829,457)

Gross profit		20,385,521	17,919,576	5,661,646	829,850
Selling and distribution expenses		(958,133)	(1,093,670)	(1,488,670)	(218,200)
General and administrative expenses		(2,188,685)	(2,535,229)	(3,187,570)	(467,214)
Research and development expenses		(113,529)	(217,209)	(176,809)	(25,916)
Impairment loss of goodwill		-	-	(6,690,223)	(980,612)
Other gains, net	v	145,205	130,261	361,504	52,987

Operating income/(loss)	17,270,379	14,203,729	(5,520,122)	(809,105)
Finance costs, net	(532,203)	(636,547)	(1,432,372)	(209,948)

Operating profit/(loss) after finance costs	16,738,176	13,567,182	(6,952,494)	(1,019,053)
Shares of (losses)/profits of
jointly controlled entities	(11,419)	(3,381)	1,672	245
Shares of profits of associates	105,141	242,131	91,753	13,449

Profit/(Loss) before income tax
(expense)/benefits	16,831,898	13,805,932	(6,859,069)	(1,005,359)
Income tax (expense)/benefits	(4,466,122)	(2,825,198)	165,298	24,228

Profit/(Loss) for the year	12,365,776	10,980,734	(6,693,771)	(981,131)
Minority interest	(639,305)	(1,081,106)	46,785	6,857

Net profit/(loss) for the year	11,726,471	9,899,628	(6,646,986)	(974,274)

Basic and diluted earnings/(loss) per share	RMB1.03	RMB0.79	RMB(0.49)	USD(0.07)

Basic and diluted earnings/(loss) per ADS*	RMB25.63	RMB19.78	RMB(12.29)	USD(1.80)

*	Based on a ratio of 25 ordinary shares to 1 ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information (Continued)

Condensed consolidated statements of changes in shareholders' equity and comprehensive income

Total
Shareholders' equity	comprehensive income
RMB'000	RMB'000

Shareholders' equity as of January 1, 2006	30,720,995

Profit for the year ended December 31, 2006	11,726,471	11,726,471
Issuance of new shares	4,502,492	-
Share issuance expense	(112,023)	-
Dividends	(4,554,853)	-

Total comprehensive income		11,726,471

Shareholders' equity as of December 31, 2006	42,283,082

Fair value gains from available-for-sale investment - gross	8,879	8,879
Fair value gains from available-for-sale investment - tax	(1,332)	(1,332)
Equity pick up from an associate	168	168
Cumulative translation difference	10,047	10,047

Other comprehensive income	17,762	17,762

Profit for the year ended December 31, 2007	9,899,628	9,899,628
Issuance of new shares	9,726,887	-
Share issuance expense	(179,000)	-
Acquisitions of subsidiaries	10,114,049	-
Dividends	(3,414,952)	-

Total comprehensive income		9,917,390

Shareholders' equity as of December 31, 2007	68,447,456

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information (Continued)

Condensed consolidated statements of changes in shareholders' equity and comprehensive income (Continued)

Total
Shareholders' equity	comprehensive income
RMB'000	RMB'000

Fair value gains from available-for-sale investment - gross	(7,048)	(7,048)
Fair value gains from available-for-sale investment - tax	1,057	1,057
Grants payable transferred to capital reserve	98,000	98,000
Cumulative translation difference	(180,400)	(180,400)

Other comprehensive loss	(88,391)	(88,391)

Loss for the year ended December 31, 2008	(6,646,986)	(6,646,986)
Reversal of over-provision of share issuance expenses	28,000	-
Dividends	(1,420,071)	-
Others	5,069	-

Total comprehensive loss		(6,735,377)

Shareholders' equity as of December 31, 2008	60,325,077

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information (Continued)

Condensed consolidated statements of cash flows

2006	2007	2008	2008
			(Note 1)
RMB'000	RMB'000	RMB'000	USD'000

Net cash inflow/(outflow) from
Operating activities	14,159,471	10,041,678	3,138,661	460,046
Investing activities	(10,701,133)	(7,134,413)	(21,153,183)	(3,100,503)
Financing activities	(1,253,290)	(5,003,198)	25,753,655	3,774,812

Increase/(Decrease) in cash and cash equivalents	2,205,048	(2,095,933)	7,739,133	1,134,355

Cash and cash equivalents at beginning of year	7,597,727	9,802,775	7,706,842	1,129,621

Cash and cash equivalents at end of year	9,802,775	7,706,842	15,445,975	2,263,976

Notes:

(i)	Accounts receivable, net

2007	2008
RMB'000	RMB'000

Accounts receivable	3,396,042	2,364,146
Less: provision for doubtful debts	(420,374)	(402,645)

2,975,668	1,961,501

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information (Continued)

Notes: (Continued)

(ii)	Intangible assets

2007	2008
RMB'000	RMB'000

Goodwill	14,686,927	14,806,955
Mining rights	120,413	349,175
Customer relationship	-	288,770
Trademark	-	211,630
Software and others	46,938	121,931

	14,854,278	15,778,461
Less: accumulated amortization and impairment	(40,432)	(6,845,010)

14,813,846	8,933,451

(iii)	Property, plant and equipment

2007	2008
RMB'000	RMB'000

Buildings	21,526,867	26,509,045
Plant and machinery	52,356,696	67,498,683
Transportation facilities	2,909,645	2,919,339
Office and other equipment	592,260	553,035
Construction-in-progress	11,704,765	20,737,655

	89,090,233	118,217,757
Less: accumulated depreciation and impairment	(29,041,762)	(36,108,473)

60,048,471	82,109,284

(iv)	Interests in associates

Under HKFRS, the Company has determined that de facto control over Jiaozuo Wanfang was established in 2008. Interest in Jiaozuo Wanfang is consolidated from January 1, 2008 onwards. However, for US GAAP purposes, the Company is not considered to control Jiaozuo Wanfang. Therefore, under US GAAP, Jiaozuo Wanfang remains an associate and is accounted for using the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant differences between HKFRS and US GAAP (Continued)

Notes (Continued):

(l)	Condensed US GAAP consolidated financial information (Continued)

Notes: (Continued)

(v)	Revenue and gains, net

2006	2007	2008
RMB'000	RMB'000	RMB'000

Revenue
Sales of goods, net of value-added tax	61,015,134	71,177,734	63,569,110
Other revenue	986,024	1,251,817	2,331,509

Total revenue	62,001,158	72,429,551	65,900,619

Expenses related to sales of goods	(40,489,916)	(53,242,320)	(57,860,815)
Expenses related to other revenue	(1,125,721)	(1,267,655)	(2,378,158)

Total cost of sales	(41,615,637)	(54,509,975)	(60,238,973)

20,385,521	17,919,576	5,661,646

Other gains, net
Government grants	58,515	23,461	95,841
Realized and unrealized gain on futures and option contracts, net	86,633	106,716	267,328
Others	57	84	(1,665)

145,205	130,261	361,504

