Form 20-F/A
ALUMINUM CORP OF CHINA LTD
filed 2009-12-07
CIK 1161611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_______________

FORM 20-F/A

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

(including 591,631,200 H Shares in the form of American Depository Shares)

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

Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes [ ] No [X]

Explanatory Note

This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by Aluminum Corporation of China Limited (the "Registrant") as an amendment to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2008 ("Form 20-F"). This Form 20-F/A is filed in its entirety. The Registrant has been requested by the U.S. Securities and Exchange Commission to include, and hereby includes, additional information in Item 4 with regard to its bauxite mines and reserves including, but not limited to, pricing, valuation, production and related information. In addition, the Registrant has included additional information with regard to its property interests in relation to its bauxite mines, and its gallium operations.

This Form-20F/A makes no changes to the financial statements of the Registrant. Other than what is stated above, this Form 20-F/A does not, amend, update or restate the information in any other item of the Form 20-F as originally filed on April 30, 2009 or reflect any events that have occurred after the original filing of the Form 20-F on April 30, 2009.

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

Production Process

Alumina

Alumina is produced from bauxite, an aluminum-bearing ore, through a chemical refining process. The production process to be used for producing alumina is determined by the mineral composition of the bauxite used. The production process generally includes the sintering process, the Bayer process, the hybrid Bayer-sintering process or the ore-dressing Bayer process. Most of the bauxite found in China is diasporite bauxite with high alumina content and relatively high silica content, resulting in low alumina-to-silica ratios. The Bayer process cannot efficiently refine such bauxite unless the alumina-to-silica ratio of the bauxite is sufficiently increased prior to refining. Refining low alumina-to-silica ratio bauxite generally requires the use of either the sintering process or the hybrid Bayer-sintering process, and we have developed and improved the process, which enables us to process diasporite bauxite that is generally found in China efficiently. A by-product of the alumina production process is gallium, which is produced when our alumina is purified with the Bayer process, which we then follow with a cyclic ion exchange process and apply additional electrolysis and edulcoration processes. Our gallium processing operations are an ancillary subset of our overall alumina operations, and have a smaller production capacity and output.

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

Rock Formation and Mineralization. The aluminum deposits of our mines, except those of Guangxi Pingguo Mine which is an accumulation deposit due to original erosion, usually have similar stratigraphical sequences. Primary bauxite deposit, as a type of sedimentary AL2O3.H2O of Carboniferous or Permian age, is contained in clay rock, limestone or coal seams. A zonary red shale is usually located at the bottom of the bauxite and the red seam distributes over the irregular "karst-type" erosion face on the top of Ordovician limestone. Aluminum deposits in northern China are usually covered with a very thick Quaternary weathering.

The thickness and quality of deposits vary with our mine locations. Quality is usually consistent in smooth sections but changes sharply in karst "billabong" terrain. The level of hardness of minerals also varies. A sequence that includes a seam of hard bauxite of fine quality in the middle and soft bauxite of inferior quality on the bottom and top seams is common in deposits.

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

Economic Significance. Our bauxite deposit groups are divided into three groups, Group 1, Group 2 and Group 3. They are primarily distinguished by drill hole spacing and the composition of the deposit, which can encompass rock formations such as intercalated clays, bauxite, footwall iron clay or Ordovician limestone. Bauxite deposit groups vary in the thickness and mineral quality of its reserves that can be recovered and used for production.

We utilize the Chinese bauxite deposit estimation method, which is calculated using cutoff grades and thickness to outline continuous areas within the limits defined by samples of marginal grade. We utilize actual limiting sample points that are joined to create a polygonal outline, and grades are then calculated using a length weighted arithmetic average.

The Chinese program of systematic and accurate method of test boring, inspection pit, trial trench, density, tonnage analysis and calculation applied to the geological work of bauxite in China is an appropriate method to analyze these types of deposits.

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

Own Mines. We currently own 13 mines. As of December 31, 2008, these mines had approximately 225.5 million tonnes of aggregate bauxite reserves as defined by the SEC. Assuming an annual mining output of 5,000,000 tonnes, the amount of bauxite reserves is sufficient to sustain our mining operations in excess of 30 years. As none of our mines produce bauxite for external sales, we are assured of full access to the bauxite produced by our own mines. In 2008, we sourced approximately 30.9% of our bauxite from mines that we own and operate. In order to obtain or retain the title to mines, we are required to comply with mining qualifications approved by the relevant Chinese authorities and pay an annual fee in amount of RMB1,000 per km2.

Our reported bauxite reserves for our owned mines do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the years ended December 31, 2006, 2007 and 2008, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

For the three years from 2006 to 2008, our own mines produced bauxite of 4,115,300 tonnes, 4,770,200 tonnes and 6,885,000 tonnes of bauxite, representing 21.5%, 20.3% and 30.9% of the demand from our alumina production, respectively. The following table sets forth information regarding our own mines as of December 31, 2008:

The following table sets forth information for our own mines as of December 31, 2008:

					Present Condition/			Means of
		Nature of		License Renewal/	Current State of		Bauxite	Access or	Source of
Mine	Location	ownership(2)	Mining Method	Effectiveness Dates(2)	Exploration	Capacity(1)	Production	Transportation	Water/Power
						(in thousand tons)	(in thousand tons)

Pingguo Mine	Guangxi Zhuang	100% owned and	Open pit	September 2031	Fully developed and	4,080.0	2,981.5	Motor vehicles	Local rivers,
					operational			via public roads	lakes or underground
	Autonomous Zone	operated by Chalco						and/or highways	sources/diesel fuel
or generators

Guizhou Mine	Guizhou Province	100% owned and	Open pit / Underground	September 2008 - September 2031	Fully developed and	900.0	887.3	Motor vehicles	Local rivers,
					operational			via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Zunyi Mine	Guizhou Province	100% owned and	Open pit	February 2020	Not operational	-	-	Motor vehicles	Local rivers,
								via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Xiaoyi Mine	Shanxi Province	100% owned and	Open pit	May 2008 - September 2031	Fully developed and	2,750.0	730.2	Motor vehicles	Local rivers,
					operational			via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Mianchi Mine	Henan Province	100% owned and	Open pit / Underground	November 2006 - October 2031	One stope is	400.0	814.6	Motor vehicles	Local rivers,
					currently under			via public roads	lakes or underground
		operated by Chalco			development			and/or highways	sources/diesel fuel
or generators

Luoyang Mine	Henan Province	100% owned and	Open pit/ Underground	March 2008 - October 2031	Fully developed and	800.0	752.0	Motor vehicles	Local rivers,
					operational			via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Xiaoguan Mine	Henan Province	100% owned and	Open pit / Underground	December 2008 - October 2031	Fully developed and	120.0	120.8	Motor vehicles	Local rivers,
					operational			via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Sanmenxia	Henan Province	100% owned and	Open pit/ Underground	April 2016 -August 2023	Under Construction	-	-	Motor vehicles	Local rivers,
								via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Yuzhong	Henan Province	100% owned	Open pit / Underground	March 2008 - February 2018	Third party operator	-	476.9	Motor vehicles	Local rivers,
								via public roads	lakes or underground
		by Chalco						and/or highways	sources/diesel fuel
or generators

Jiaozuo	Henan Province	100% owned and	Open pit	October 2011 - September 2016	Fully developed and	-	24.3	Motor vehicles	Local rivers,
					operational			via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Yangquan Mine	Shanxi Province	100% owned and	Open pit / Underground	December 2009 - September 2031	Fully developed and	-	-	Motor vehicles	Local rivers,
					operational			via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

Nanchuan Mine	Chongqing City	100% owned and	Underground	November 2016 - November 2026	Under Construction	1,650.0	-	Motor vehicles	Local rivers,
								via public roads	lakes or underground
		operated by Chalco						and/or highways	sources/diesel fuel
or generators

(1)	Includes the production capacities of some of jointly operated mines and the annual production capacity of our own mines was 7.5 million tonnes as of December 31, 2008.

(2)	All conditions to retain our properties or leases have been fulfilled as of December 31, 2008.

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

The following table sets forth certain estimated details of the reserves for our own mines as of December 31, 2008.

Total
Area	Reserves(1)(2)	Average Grade (%)	Ratio of
Mine	(km2)	(million tonnes)	Al2O3	SiO2	Average A/S(3)

Mianchi	4.84	8.01	64.78	11.28	5.74

Luoyang	7.62	3.0	63.57	10.09	6.30

Xiaoguan	30.61	25.86	63.64	14.15	4.50

Sanmenxia	13.84	27.03	64.66	11.01	6.61

Yuzhong	10.7	0.86	58.68	11.21	5.23

Jiaozuo	10.34	2.88	58.06	16.20	6.61

Pingguo	136.04	98.9	55.85	5.2	11.88

Guizhou 1	23.93	7.46	66.81	11.98	5.58

Guizhou 2	17.52	23.53	65.14	9.89	6.59

Xiaoyi	10.24	26.6	64.29	12.27	5.24

Yangquan	3.19	0.5	60.78	11.70	5.20

Nanchuan	29.02	2.0	63.01	11.64	5.42

Zunyi	2.48	2.8	55.32	8.80	6.29

Total (average)	286.19	225.5	60.49	8.91	6.80

By reserve type

Proven reserve		83.5	62.48	9.96	6.27

Probable reserve		141.9	59.32	8.27	7.17

Total (average) reserves		225.5	60.49	8.90	6.80

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

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

The following table sets forth information on our jointly operated mines as of December 31, 2008:

					Present Condition/		Means of
		Name of Joint	Mining	License Renewal/	Current State of		Access or	Source of
Mine	Location	Operator	Method	Effectiveness Dates	Exploration	Material Terms of Operating Agreements	Transportation	Water/Power

Goujiang	Guizhou Province	Guojiang Economic Development Mining Co., Ltd.	Open pit	August 2011	operational

This mine is 100% owned by Guojiang Economic Development Mining Co., Ltd. We provide mining services in return for the exclusive purchase rights to the mined bauxite for a period of 10 years starting from 1998.

							Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Maige	Guizhou Province	n/a(1)	Open pit	October 2012	operational	This mine is 100% owned and operated by Qingzhen City Xinfeng Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2000.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Zhijin	Guizhou Province	n/a(1)	Open pit	September 2005	operational	This mine is 100% owned and operated by Guizhou Chengjin Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2001.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Tuanxi	Guizhou Province	n/a(1)	Open pit	May 2009	operational	This mine is 100% owned by Qingzhen City Xingwang Mining Co., Ltd. We possess the exclusive purchase rights of the mined bauxite for 30 years starting from 2003.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Wenquan Town	Shanxi Province	n/a(1)	Open pit	April 2007	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Shangtan	Shanxi Province	n/a(1)	Open pit	December 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Yangpo	Shanxi Province	n/a(1)	Open pit	July 2008	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Shaping	Shanxi Province	n/a(1)	Open pit	January 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Jindui	Shanxi Province	n/a(1)	Open pit	January 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development..	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Shicao	Shanxi Province	n/a(1)	Open pit	August 2008	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Nanpo	Shanxi Province	n/a(1)	Open pit	July 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Sunjiata	Lin Xian Company	n/a(1)	Underground	December 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Xishan	Shanxi Province	n/a(1)	Open pit	December 2010	under development	not available	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Niucaogou	Shanxi Province	n/a(1)	Open pit	December 2010	under development	not available	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Shanchuan	Henan Province	n/a(1)	Open pit	April 2011	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Yuanping	Shanxi Province	Yuanpinggao Alumina mine	Open pit / Underground	December 2007	operational	We established a joint venture with Yuanpinggao Alumina mine, in which we hold 51% equity interest.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators
Dayu	Shanxi Province	n/a(1)	Open pit	June 2007	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.	Motor vehicles via public roads and/or highways	Local lakes, rivers or underground sources/diesel fuel of generators

(1)	We have decided to cooperate with other parties to undertake the mining operations in these mines. However, as of December 31, 2008, we had not confirmed any party as our partner.

(1)	All conditions to retain jointly-owned properties or jointly-held leases have been fulfilled as of December 31, 2008.

Jointly operated mines are typically smaller than our own mines but larger than the small independent mines in terms of reserves and production scales. Our 17 jointly operated mines had approximately 14.2 million tonnes in the aggregate of bauxite reserves as defined by the SEC. Security of supply from jointly operated mines is contingent upon the extension or renewal of the joint operation arrangements and mining rights upon their expiration. Accordingly, we view our jointly operated mines, as a group, as a stable and long-term source of our bauxite supply, although the particular mines comprising this group may change. Jointly operated mines supplied 6.3% of our bauxite needs in 2008.

Our reported bauxite reserves for our jointly-owned mines do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the three years ended December 31, 2006, 2007 and 2008, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on the reserve quality.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. In addition, we also secure a small portion of bauxite from overseas. Bauxite secured from other suppliers accounted for 62.8% of our total bauxite supply in 2008.

The following table sets forth the specific details of our jointly-operated mines.

Total
Area	Reserves(1)(2)	Average Grade (%)	Ratio of
Mine	(km2)	(million tonnes)	Al2O3	SiO2	Average A/S(3)

Goujiang	0.27	0.09	67.01	7.52	9.10

Tuanxi	16.95	1.06	61.43	11.92	5.15

Zhijin	0.96	0.01	63.48	10.57	6.01

Maige	0.19	0.12	63.70	11.12	5.73

Wenquanxiang	1.31	4.5	63.82	11.16	5.72

Shangtan	0.67	0.58	69.16	9.82	7.04

Yangpo	0.78	1.78	63.63	9.40	6.77

Shaping	1.38	-	-	-	-

Jindui	1.93	1.50	62.23	11.56	5.38

Shicao	0.61	1.32	67.76	10.26	6.60

Nanpo	7.92	0.38	64.96	11.85	5.48

Sunjiata	1.53	0.98	44.34	9.86	4.50

Shanchuan	0.10	0.18	64.59	7.78	8.30

Niucaogou	1.76	-	-	-	-

Yuanping	1.78	1.71	65.31	11.23	5.81

Xishan	3.38	-	-	-	-

Dayu	0.99	1.71	65.31	11.23	5.81

Total (average)	41.52	14.22	62.93	10.77	5.84

By reserve type

Proven reserve		1.69	54.89	9.59	5.72

Probable reserve		12.53	64.01	10.93	5.86

Total (average) reserves		14.22	62.93	10.77	5.84

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and is based on the planning mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

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

The average per ton purchase price of bauxite from our joint operations and other suppliers in 2006, 2007 and 2008 was RMB274, RMB288.1 and RMB 383.9, respectively. The per ton cost of bauxite from our own mines in 2006, 2007 and 2008 was RMB170, RMB228.7 and RMB217.3, respectively.

We purchase a significant amount of bauxite from sources other than our own mines as a means to protect the resources that we have already acquired. Additionally, in order to fully utilize our own resources, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase ore of higher grades from other suppliers and blend the ore of various grades to meet the exact technical requirements for our alumina production. This practice allows for flexibility and the inclusion of isolated, poorer grade bauxite, to better utilize the available bauxite deposit. Our purchases were made primarily for the foregoing reasons and not as a result of any design capacity issues of our mines. We do not use these prices or any other historical index to estimate our bauxite reserves.

The following table sets forth our capital expenditures for our mines for the periods indicated:

2003	2004	2005	2006	2007	2008
(RMB thousands)

Capital Expenditures
Infrastructure construction	3,751.46	303,894.34	50,552.37	550,237.51	450,084.58	468,770.63
Facility upgrade	6,360.40	7,714.74	34,193.98	64,971.36	60,633.39	498,335.21

Total	10,111.86	311,609.08	84,746.35	615,208.87	510,717.97	967,105.84

We are currently assessing our future capital expenditures. Given our proactive measures to mitigate the effects of the global financial crisis, we estimate that our capital expenditures will be significantly lower going forward than in historical periods.

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

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are intermediate products of, or otherwise related to, our alumina production. Specifically, gallium is an alumina by-product that is produced when our alumina is purified with the Bayer process, which we then follow with a cyclic ion exchange process and apply further electrolysis and edulcoration processes. Our production levels for these products are based on market demand for them. We sell all of our alumina chemical products and gallium to third party customers, mostly domestically but some internationally. Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers.

Our total sales of gallium in 2006, 2007 and 2008 amounted to RMB102.6 million, RMB171.6 million and RMB197.8 million, respectively.

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

Mines

The following map sets forth details of the area surrounding our largest mine, Pingguo Mine:

JIAOMEI AREA
N
NADOU AREA
TAIPING AREA
Taiping Village
Natong Mine Office, Crusher & Washing
Xinxu Village
Proposed Phase III Mine Site
Neiyin Mine Office, Crusher & Washing
You River
Company Office & Refinery
Guangxi Zhuang Autonomous Region
Pingguo County

LEGEND

- *Roadway*
- *Waterway*
- *Fault*
- *Geology fold syncline*
- *Geology fold anticline*
- *Mining Right boundary*
- *Existing pit*
- *Planned pit*
- *Office or workshop*
- *Town or village*

0 2 4km
SCALE

PINGGUO PLANT

PINGGUO MINE

AS OF DECEMBER 2008

(SRK Mining Report)

The Guangxi Pingguo plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region. It is our newest alumina and primary aluminum plant. The surrounding infrastructure includes roadways and waterways.

Modernization and Physical Condition, Equipment, Infrastructure and Other Facilities

We have modern facilities at our mines, which were designed by professional PRC mine design institutes and include parameters that are acceptable in other parts of the world. Our mines are either open pit or underground. Our mines will generally have mining offices and transportation facilities that have access to local roads and highways. In addition, we utilize large- and small-capacity crushers with dual systems, washers and related heavy equipment such as bulldozers and scrapers.

Source of Power and Water

All of our mining facilities are connected to the local or regional electric power grids. Certain jointly-owned mines that are in more remote areas depend on diesel powered equipment, which can be purchased at public markets. In addition, our mining facilities are connected to reliable water sources such as lakes, rivers or underground sources, all of which were sufficient for the requirements of each individual mine.

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

*	granted land: until expiration of the relevant land use right permits; and

*

for both allocated or granted land: normal commercial terms that stipulate, among other conditions, the terms of use, monthly or annual rental amounts payable in RMB and a six-month notification provision for termination of any lease agreement.

Leases Not Renewed

Currently, all leases for our properties are valid and have not expired.

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

Comparison of NYSE Corporate Governance Rules and PRC Corporate Governance Rules For Listed Companies

Under the amended Corporate Governance Rules of NYSE, foreign issuers (including us) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences on our website: www.chalco.com.cn/zl/web/chalco_en_view.jsp?TID=20080624130056702530523

Documents on Display

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F/A on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ XIONG Weiping

XIONG Weiping
Chief Executive Officer

EXHIBIT 8.1

A list of Aluminum Corporation of China Limited's subsidiaries is provided in Note 2 to consolidated financial statements included in this annual report following Item 19.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, XIONG Weiping, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Aluminum Corporation of China Limited;

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

/s/ XIONG Weiping
. . . . . . . . . . . . . . . . . . . . . . . . . .

XIONG Weiping
Chief Executive Officer

December 7, 2009

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, CHEN Jihua, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Aluminum Corporation of China Limited;

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

December 7, 2009

EXHIBIT 13.1

Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 20-F/A of Aluminum Corporation of China Limited (the "Company") for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), XIONG Weiping, as Chief Executive Officer of the Company, and CHEN Jihua, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: /s/ XIONG Weiping

Name: XIONG Weiping
Title: Chief Executive Officer

Date: December 7, 2009

By: /s/ CHEN Jihua

Name: CHEN Jihua
Title: Chief Financial Officer

Date: December 7, 2009

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

