Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2010-06-25
CIK 1161611

As filed with Securities and Exchange Commission on June 25, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15264

(Exact name of Registrant as specified in its charter)

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's name into English)

_______________

People's Republic of China
(Jurisdiction of incorporation or organization)

_______________

No. 62 North Xizhimen Street, Haidian District, Beijing People's Republic of China (100082)
(Address of Principal Executive Offices)

_______________

Xiong Weiping
No. 62 North Xizhimen Street, Haidian District, Beijing People's Republic of China (100082)
Tel: (86) 10 8229 8103
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares*	New York Stock Exchange, Inc.
Class H Ordinary Shares**
*	Evidenced by American Depositary Receipts. Each American Depositary Share represents 25 H Shares.
**	Not for trading, but only in connection with the listing of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2009:

Domestic Shares, par value RMB1.00 per share	9,580,521,924

H Shares, par value RMB1.00 per share	3,943,965,968

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [X]

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) [ ] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ] International Financial Reporting Standards as issued by the International Accounting Standards Board [X] Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

TABLE OF CONTENTS Pages

Forward-looking Statements	1
Special Note on the Financial Information Presented in this Annual Report	2
Certain Terms and Conventions	3

Forward-Looking Statements

Certain information contained in this annual report, which does not relate to historical financial information, may be deemed to constitute forward-looking statements. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

*	future general economic conditions;

*	future conditions in the international and PRC capital markets;

*	future conditions in the financial and credit markets;

*	future prices and demand for our products;

*	future PRC tariff levels for alumina, primary aluminum and aluminum fabrication products;

*	sales of our products;

*	the extent and nature of, and potential for, future development;

*	production, consumption and demand forecasts of bauxite, alumina, primary aluminum and aluminum fabrication products;

*	expansion, consolidation or other trends in the primary aluminum industry;

*	the effectiveness of our cost-saving measures;

*	future expansion plans and capital expenditures;

*	competition;

*	changes in legislation, regulations and policies;

*	estimates of proven and probable bauxite reserves;

*	our research and development plans; and

*	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section headed "Item 3. Key Information - Risk Factors".

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

SPECIAL NOTE ON THE FINANCIAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements as of January 1, 2008 and December 31, 2008 and 2009 and for the years ended December 31, 2008 and 2009 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, which includes all international accounting standards and interpretations as issued by the International Accounting Standards Board, or the IASB. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRS was determined to be January 1, 2008, which is the beginning of the earliest period for which we present full comparative information in our consolidated financial statements. We make an explicit and unreserved statement of compliance with IFRS as issued by the IASB, with respect to our consolidated financial statements as of January 1, 2008 and December 31, 2008 and 2009 and for the years ended December 31, 2008 and 2009 included in this annual report on Form 20-F. PricewaterhouseCoopers, our independent registered public accounting firm, has issued an unqualified auditor's report on these consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited statement of comprehensive income, cash flow statement and related financial information prepared under IFRS for the year ended December 31, 2007 and no financial statements prepared under IFRS for the years ended December 31, 2005 and 2006 have been included in this annual report on Form 20-F.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC were prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS. There are no significant differences between the statement of financial position as of January 1, 2008 prepared under IFRS and the statement of financial position as of December 31, 2007 prepared under HKFRS. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC.

Certain Terms and Conventions

"Chalco," "the Company," "the Group," "our company," "we," "our" and "us" refer to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;

"A Shares" and "domestic shares" refer to our domestic ordinary shares, with a par value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

"alumina-to-silica ratio" refers to the ratio of alumina to silica in bauxite by weight;

"aluminum fabrication" refers to the process of converting primary aluminum or recycled aluminum materials into plates, strips, bars, tubes and other fabricated products;

"Baotou Aluminum" refers to Baotou Aluminum Co., Ltd., our wholly-owned subsidiary established under PRC law;

"Baotou Group" refers to Baotou Aluminum (Group) Co., Ltd., one of our shareholders;

"bauxite" refers to a mineral ore that is principally composed of aluminum;

"Bayer process" refers to a refining process that employs a strong solution of caustic soda at an elevated temperature to extract alumina from ground bauxite;

"Chalco Hong Kong" refers to Chalco Hong Kong Limited, our wholly-owned subsidiary established under Hong Kong law;

"Chalco Kailin" refers to Shanghai Chalco Kailin Aluminum Co., Ltd.;

"Chalco Mining" refers to Chalco Mining Co., Ltd, our wholly-owned subsidiary established under PRC law;

"Chalco Nanhai" refers to Chalco Nanhai Alloy Company, our subsidiary established under PRC law;

"Chalco Qingdao" refers to Chalco Qingdao Light Metal Company Limited, our subsidiary established under PRC law;

"Chalco Ruimin" refers to Chalco Ruimin Company Limited, 90.12% of the equity interest of which is owned by us;

"Chalco Southwest Aluminum" refers to Chalco Southwest Aluminum Company Limited, 60% of the equity interest of which is owned by us;

"Chalco Southwest Aluminum Cold Rolling" refers to Chalco Southwest Aluminum Cold Rolling Company Limited, our wholly-owned subsidiary established under PRC law;

"Chalco Zunyi" refers to Chalco Zunyi Alumina Co., Ltd., 67% of the equity interest of which is owned by us;

"China" and the "PRC" refer to the People's Republic of China, excluding for purposes of this annual report, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;

"China Nonferrous Metals Technology" refers to China Nonferrous Metals Processing Technology Co., Ltd.;

"Chinalco" and "Chinalco Group" refer to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

"CSRC" refers to the China Securities Regulatory Commission;

"Fushun Aluminum" refers to Fushun Aluminum Company Limited, our wholly-owned subsidiary established under PRC law;

"Gansu Hualu" refers to Gansu Hualu Aluminum Company Limited, 51% of the equity interest of which is owned by us;

"Guan Lv" refers to Shanxi Guan Lv Company Limited;

"Guangxi Huayin" refers to Guangxi Huayin Aluminum Company Limited, 33% of the equity interest of which is owned by us;

"Guangxi Investment" refers to Guangxi Investment (Group) Co., Ltd., formerly known as Guangxi Development and Investment Co., Ltd., a PRC state-owned enterprise and one of our promoters and shareholders;

"Guizhou Development" refers to Guizhou Provincial Materials Development and Investment Corporation, a PRC state-owned enterprise and one of our promoters and shareholders;

"H Shares" refers to overseas listed foreign shares with a par value RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

"Henan Aluminum" refers to Chinalco Henan Aluminum Company Limited, 90.03% of the equity interest of which is owned by us;

"Hong Kong Stock Exchange" refers to The Stock Exchange of Hong Kong Limited;

"Hongrui Chemical" refers to Jiaozuo Hongrui Chemical Company Limited, which we acquired in October 2009 and made part of our Zhongzhou branch;

"Huasheng Jiangquan" refers to Huasheng Jiangquan Group Co., Ltd.;

"Huaxi Aluminum" refers to Huaxi Aluminum Company Limited, 56.86% of the equity interest of which is owned by us;

"Huayu Aluminum" refers to Shandong Huayu Aluminum and Power Company Limited, 55% of the equity interest of which is owned by us;

"hybrid Bayer-sintering process" refers to the refining process developed in China that combines the Bayer process and the sintering process to extract alumina from bauxite;

"Jiaozuo Wanfang" refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., 29% of the equity interest of which is owned by us. Jiaozuo Wanfang has been our subsidiary since January 1, 2008 after we established de facto control over it;

"Ka" refers to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equaling 1,000 amperes;

"kWh" refers to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

"Lanzhou Aluminum" refers to Lanzhou Aluminum Co., Ltd.;

"Liancheng branch" refers to our wholly-owned branch, which was formerly known as Lanzhou Liancheng Longxing Aluminum Company Limited before we acquired 100% of its equity interest;

"Listing Rules" and "Hong Kong Listing Rules" refer to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended;

"LME" refers to the London Metal Exchange Limited;

"Longmen Aluminum" refers to Shanxi Longmen Aluminum Co., Ltd., our subsidiary established under PRC law;

"Nanping Aluminum" refers to Fujian Nanping Aluminum Company Limited;

"NDRC" refers to the China National Development and Reform Commission;

"Northwest Aluminum" refers to Northwest Aluminum Fabrication Plant, our wholly-owned branch;

"NYSE" refers to the New York Stock Exchange Inc.;

"ore-dressing Bayer process" refers to a refining process that we developed to increase the alumina-to-silica ratio of bauxite;

"Pingguo Aluminum" refers to Pingguo Aluminum Company;

"refining" refers to the chemical process used to produce alumina from bauxite;

"Research Institute" refers to Zhengzhou Research Institute, our wholly-owned branch that conducts our research and development;

"RMB" refers to Renminbi, the lawful currency of the PRC;

"SASAC" refers to the State-owned Assets Supervision and Administration Commission of the State Council;

"Shandong Aluminum" refers to our wholly-owned branch, which was formerly known as Shandong Aluminum Industry Co., Limited before we acquired 100% of its equity interest;

"Shanxi Huasheng" refers to Shanxi Huasheng Aluminum Company Limited, 51% of the equity interest of which is owned by us;

"Shanxi Huaze" refers to Shanxi Huaze Aluminum and Power Co., Limited, 60% of the equity interest of which is owned by us;

"sintering process" refers to a refining process employed to extract alumina from bauxite by mixing ground bauxite with supplemental materials and heating the mixture in a coal-fired kiln;

"smelting" refers to the electrolytic process used to produce molten aluminum from alumina;

"tonne" refers to the metric ton, a unit of weight that is equivalent to 1,000 kilograms or 2,204.6 pounds;

"Xinan Aluminum" refers to Xinan Aluminum (Group) Company Limited;

"Xincheng" refers to Henan Xincheng Construction Supervisory Services Company Limited, a subsidiary that we acquired in October 2009;

"Yichuan Power" refers to Yichuan Power Industries Group Company;

"Zhangze Electric Power" refers to Shanxi Zhangze Electric Power Co., Ltd.;

"Zhongzhou Construction" refers to Henan Zhongzhou Aluminum Construction Company Limited, a subsidiary that we acquired in October 2009; and

"Zunyi Aluminum" refers to Zunyi Aluminum Co., Ltd., 62.10% of the equity interest of which is owned by us.

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.8259 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical exchange rates between the Renminbi and the U.S. dollar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

Historical Financial Information

The following tables present selected comprehensive income data and cash flow data for the years ended December 31, 2008 and 2009 and selected statement of financial position data as of December 31, 2007, 2008 and 2009. The selected financial information has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this annual report. As disclosed above under the section headed "Special Note on the Financial Information Presented in this Annual Report", our consolidated financial statements have been prepared and presented in accordance with IFRS.

On October 29, 2009, we acquired the entire equity interest of Zhongzhou Construction, Hongrui Chemical, Xincheng and a limestone mining business from two subsidiaries of Chinalco. On May 30, 2008, we acquired six companies from Chinalco and China Nonferrous Metals Processing Technology Co., Ltd., an entity controlled by Chinalco. Later in the same year, on October 1, 2008, we acquired an aluminum alloy business from Pingguo Aluminum Company, another entity controlled by Chinalco. As our Company and all the foregoing companies and businesses were under the common control of Chinalco immediately before and after the acquisitions, these transactions were accounted for as common control business combinations using the merger accounting method for all periods presented in this annual report as if the acquisitions had been consummated since the inception of common control.

	Year ended December 31

	2008	2009	2009

	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

STATEMENT OF COMPREHENSIVE INCOME DATA

Revenue	76,728,147	70,268,005	10,294,321
Cost of sales	(70,960,668)	(69,079,446)	(10,120,196)

Gross profit	5,767,479	1,188,559	174,125
Selling and distribution expenses	(1,562,841)	(1,264,920)	(185,312)
General and administrative expenses	(2,507,011)	(2,956,506)	(433,130)
Research and development expenses	(177,507)	(177,756)	(26,041)
Impairment loss on property, plant and equipment	(1,334)	(623,791)	(91,386)
Other income	100,781	151,142	22,142
Other gains, net	212,840	403,836	59,162

Operating profit/(loss)	1,832,407	(3,279,436)	(480,440)
Finance costs, net	(1,709,667)	(2,137,825)	(313,194)

Operating profit/(loss) after finance costs	122,740	(5,417,261)	(793,634)
Share of profits /(losses) of jointly controlled entities	1,672	(50,392)	(7,382)
Share of profits of associates	10,045	77,056	11,289

Profit/(loss) before income tax	134,457	(5,390,597)	(789,727)
Income tax benefit	34,172	711,003	104,163

Profit/(loss) for the year	168,629	(4,679,594)	(685,564)

Attributable to:
Equity holders of the Company	19,485	(4,642,894)	(680,187)
Minority interest	149,144	(36,700)	(5,377)

Total attributable profit/(loss)	168,629	(4,679,594)	(685,564)

Profit/(loss) attributable to the equity holders:
Basic and diluted net earnings/(loss) per share	0.0014	(0.3433)	(0.0503)

Basic and diluted net earnings/(loss) per ADS	0.035	(8.5825)	(1.2575)

OPERATING SEGMENT DATA
Alumina	1,472,491	(2,448,517)	(358,710)
Primary aluminum	515,763	85,898	12,584
Aluminum fabrication	(318,090)	(611,782)	(89,627)
Corporate and others	(103,931)	(191,180)	(28,007)
Elimination	266,174	(113,855)	(16,680)

Total operating profit/(loss)	1,832,407	(3,279,436)	(480,440)

As of December 31,

2007	2008	2009	2009

RMB	RMB	RMB	US$
(in thousands)

STATEMENT OF FINANCIAL POSITION DATA

Total current assets	30,331,947	42,556,995	36,333,877	5,322,943
Total non-current assets	75,594,525	93,055,157	97,641,312	14,304,533

Total assets	105,926,472	135,612,152	133,975,189	19,627,476

Total current liabilities	23,646,302	38,622,098	40,029,861	5,864,408
Total non-current liabilities	17,812,612	36,808,624	38,364,171	5,620,382

Total liabilities	41,458,914	75,430,722	78,394,032	11,484,790

Net assets	64,467,558	60,181,430	55,581,157	8,142,686

	Year ended December 31,

	2008	2009	2009

	RMB	RMB	US$
	(in thousands)

OTHER FINANCIAL DATA

Net cash generated from/(used in) operating activities	5,023,984	(705,954)	(103,423)
Net cash used in investing activities	(22,207,473)	(9,477,193)	(1,388,417)
Net cash generated from financing activities	24,370,350	1,576,713	230,990
Net increase (decrease) in cash and cash equivalents	7,186,861	(8,606,434)	(1,260,850)

CAPITAL EXPENDITURE

Alumina	9,713,205	5,462,850	800,312
Primary aluminum	10,765,379	2,804,136	410,808
Aluminum fabrication	1,780,709	2,055,058	301,068
Corporate and others	143,013	102,830	15,065

Total capital expenditure	22,402,306	10,424,874	1,527,253

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York for the periods through December 2008 and the Federal Reserve H.10 Statistical Release for the periods beginning on or after January 1, 2009. On June 18, 2010, the exchange rate for Renminbi was U.S. dollar 1.00 = RMB6.8267.

Period	Period End	Average(1)	Low	High

(RMB per US$1.00)

2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9192	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
December	6.8259	6.8275	6.8244	6.8299
2010
January	6.8270	6.8270	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8328
March	6.8258	6.8262	6.8254	6.8270
April	6.8247	6.8256	6.8229	6.8275
May	6.8305	6.8275	6.8245	6.8310
June (through June 18, 2010)	6.8267	6.8298	6.8267	6.8323

(1)

Annual averages are calculated by averaging the rates on the last business day of each month during the year. Monthly averages are calculated by averaging the rates on each business day during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements.

Demand for our products is sensitive to cyclical fluctuations in our industry and general economic conditions, and a reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products is sensitive to cyclical fluctuations in our industry and significantly affected by general economic conditions. From the fourth quarter of 2008 through the second quarter of 2009, demand for our products decreased significantly due to the global recession, which resulted in a significant downturn in a number of our end-user markets. The performance of each of our business segments, in turn, was materially and adversely affected. Although the global economy, together with our production and sales volume, has been recovering since the second half of 2009, there is no assurance that there will not be a renewed decline in the global market for our products or the general economy. Decrease in demand for our products may have material adverse effect on our business, results of operations and financial condition. For example, diminished demand for our products may impair our ability to procure favorable payment terms from customers. To enhance our liquidity, we require our customers to make prepayments or deposits for purchases of alumina and primary aluminum and had a balance of approximately RMB989.7 million in prepayments and deposits as of December 31, 2009. We cannot guarantee that demand for our products will remain sufficiently strong for us to continue procuring favorable payment terms from customers. In addition, current economic conditions and uncertainty about future economic conditions make it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

Volatility in alumina and primary aluminum prices may adversely affect our business, financial condition and results of operations.

The prices of our key products have been historically volatile and fluctuate in response to general economic conditions, supply and demand and the level of global inventories. We price our alumina and primary aluminum products by reference to international and domestic market prices, the import price of alumina and domestic supply and demand, each of which may fluctuate beyond our control. Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in alumina or primary aluminum prices. See " - Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins". Any significant fluctuation in international market prices could materially and adversely affect our business, financial condition and results of operations.

Our business requires substantial capital investments that we may be unable to fulfill.

Our plans to upgrade and expand our production capacity will require capital expenditures of approximately RMB14.6 billion in 2010. See "Item 4. Information on the Company - Property, Plant and Equipment - Our Expansion". We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

Our failure to successfully manage our business expansion would have a material adverse effect on our results of operations and prospects.

We may not be able to adequately manage our business growth, which we have achieved through organic growth, acquisitions and joint ventures. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating our acquired businesses will require, among other things:

*	complying with the laws, regulations and policies that are applicable to the acquired businesses;

*	gaining market acceptance for new products and services and establishing relationships with new customers and suppliers;

*	achieving sufficient utilization of new production facilities to recover costs;

*	obtaining timely approval for the construction or expansion of alumina refineries, primary aluminum smelters and mining projects as required under PRC law;

*	managing relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

*	attracting, training and motivating members of our management and workforce;

*	accessing our debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

*	diverting significant management attention and resources from our other businesses; and

*	strengthening our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to undertake our expansion plans, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins.

During 2009, we experienced an excess in production capacity at a number of our production facilities due to decreased industry demand for our products through the first half of 2009 and an increase in our purchase of alumina and primary aluminum from third parties pursuant to our flexible sourcing policy to enhance resource planning. We increased our external purchases of alumina and primary alumina for trading purposes to capitalize on volatile market prices in 2009 and to achieve cost savings in our production. We expect this trading business may continue in the future, depending on the market condition. Our increase in external purchases has reduced our utilization of certain production facilities, but has not resulted in an proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment. Given our high proportion of fixed costs, failure to maintain historical utilization rates may adversely affect our gross and operating margins.

Furthermore, we expect our production capacity expansion in recent years to increase our costs of sales, in particular depreciation and amortization costs. If we are able to maintain satisfactory facility utilization rates and increase our production output, our production capacity expansion will enable us to reduce our unit costs through economies of scale, as fixed costs will be spread over a higher volume of output units. Conversely, underutilization of our existing and newly acquired or constructed production facilities may increase our marginal production costs and prevent us from realizing the intended economic benefits of our expansion.

Our profitability may decline if energy costs rise or if our energy supplies are interrupted.

Our operations consume substantial amounts of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from a combination of internal and external sources, our results of operations may be materially and adversely affected by significant increases in electricity costs or our inability to extend energy supply contracts upon their expiration.

Electricity is the principal production cost in our primary aluminum operations. Although during 2009, our average cost per kilowatt-hour, or kWh, of electricity decreased by 3.0% from the prior year, we expect electricity prices to increase as the PRC economy continues its strong growth. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially adversely affected.

Losses caused by disruptions in the supply of power could materially and adversely affect our business, financial condition, results of operations and cash flows.

The production of primary aluminum requires a substantial and continuous supply of electricity. Interruptions in the supply of power can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of power, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. Various regions across China have experienced shortages and disruptions in electrical power, especially during peak demand in the summer or during severe weather conditions. Our operations in Guizhou Province were disrupted by power blackouts resulting from severe winter conditions in early 2008, and these disruptions damaged some production equipment and temporarily reduced our production capacity.

Our operations may be adversely affected if we are not able to procure sufficient coal or if coal prices rise.

We rely heavily on coal as our energy and fuel source in our production of alumina. As we significantly increase our refining capacity, our consumption of coal will increase accordingly. If our coal suppliers are not able to supply the amount of coal needed for our production due to constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend a portion of our refining operations, which could materially adversely affect our financial condition and results of operations. Although our average per tonne price of coal decreased by 18.5% from 2008 to 2009, we expect the price of coal to increase as the PRC economy continues its rapid growth. If we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

We may be unable to continue competing successfully in the markets in which we operate.

We face competition from both domestic and international primary aluminum producers. Our principal competitors are domestic smelters, some of which are consolidating and expanding their production capacities. These smelters compete with our primary aluminum operations on the basis of cost, quality and pricing. We also face increasing competition from international alumina and primary aluminum suppliers since the elimination of import tariffs on primary aluminum and alumina in China. Increasing competition in the markets in which we operate may reduce our selling prices or sales volumes, which could have a material adverse effect on our financial condition and results of operations. If we are unable to price our products competitively, maintain or increase our current share of China's alumina and primary aluminum markets or otherwise maintain our competitiveness, our financial condition, results of operations and profitability could be materially and adversely affected.

Our overseas expansion exposes us to political and economic risks and events beyond our control in the countries in which we plan to operate.

We are currently undertaking a number of overseas projects, including our bauxite exploration project in Aurukun, Australia and primary aluminum joint venture projects in Saudi Arabia and Malaysia, which require significant capital investment. See "Item 4. Information on the Company - History and Development of the Company - Overseas Development". As we are new to these overseas markets, we cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investments.

Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices.

The price of bauxite, our most important raw material in alumina production, has been historically volatile. We source bauxite for our operations from three major sources, including mines that we own, our jointly operated mines and third-party suppliers. See "Item 4. Information on the Company - Business Overview - Raw Materials - Alumina - Supply". The extent to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. In addition, our results of operations are also affected by increases in the cost of other raw materials. If we cannot obtain a steady supply of bauxite at competitive prices, our financial condition and results of operations could be materially adversely affected.

Transportation interruptions may affect our shipment of raw material and delivery of products.

Our operations require the reliable transportation of raw materials and supplies to our refining, smelting and fabrication sites and the delivery of finished products to our customers. Failure to receive timely shipments of raw materials and supplies could disrupt our operations, which could negatively affect our ability to fulfill our commercial commitments and reduce our profitability. Our alumina products are mainly transported by rail or truck, and our primary aluminum products are delivered to our customers primarily by rail. In 2008, our deliveries were affected by a snow storm in the first quarter of the year and severe earthquakes in Sichuan Province in May. If we are unable to make timely deliveries due to logistical and transportation disruptions, our production, reputation and results of operations may be adversely affected.

We may not successfully develop and implement new production methods and processes.

A main objective of our research and development is to develop new methods and processes to enhance the efficiency of our alumina refineries and increase our production yield from bauxite with low alumina-to-silica ratio. If the supply of high quality bauxite with a high alumina-to-silica ratio in China declines, our failure to develop such methods and processes or incorporate them into our production could diminish our competiveness and impede our efforts to reduce unit costs.

The bauxite reserve data in this annual report are only estimates, which may prove to be inaccurate.

The bauxite reserve data on which we base our production, revenue and expenditure plans are estimates that we have developed internally and may prove inaccurate. There are numerous uncertainties inherent in estimating the recoverable quantities of reserves, including many factors beyond our control. If these estimates are inaccurate or the indicated tonnages are not recovered, our business, financial condition, and results of operations may be materially and adversely affected.

Our significant indebtedness could adversely affect our business, financial condition and results of operations.

We require a significant amount of cash to fund our existing operations and to meet our capital requirements, including the expansion and upgrade of our production capacity and product. As of December 31, 2009, we had approximately RMB25.8 billion in outstanding short-term bonds and bank borrowings (including the current portion of long-term bank and other borrowings) and RMB37.8 billion in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). This level of debt could have significant consequences on our operations, including:

*	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

*	exposing us to interest rates fluctuations on our borrowings and the risk of being unable to rollover, extend or refinance our borrowings as necessary;

*

potentially increasing the cost of additional financing and making it more difficult for us to conduct equity financings in the capital markets or obtain government approvals to seek additional financing; and

*	putting pressure on our ADS price due to concerns over our ability to repay our debt.

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We cannot assure you that our business will generate sufficient cash flow from operations to satisfy our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek additional equity or debt financing. The sale of additional equity securities could result in dilution to our ADS holders. A shortage of financing could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

We may not realize the economic benefits of our expansion and vertical integration plans.

Cost savings and other economic benefits expected from our expansion and vertical integration plans may not materialize as a result of project delays, cost overruns, or changes in market conditions. Failure to obtain the intended economic benefits from these projects could adversely affect our business, financial condition and results of operations. We may also experience mixed results from our expansion and vertical integration plans while changes are being implemented or before the effects of the changes become evident. For example, in 2008, we acquired five aluminum fabrication plants, which significantly increased our annual aluminum fabrication production capacity and increased our total revenue. However, the change in our product mix resulted in a decrease in our average profit margin as the profit margins of aluminum fabrication products are generally lower than those of our other products.

The interests of our controlling shareholder, who exerts significant influence over us, may conflict with ours.

Our largest shareholder, Chinalco owns effective equity interest of 41.82% of our issued and outstanding share capital, of which 3.26% are indirectly owned through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

In addition, Chinalco and a number of its subsidiaries and associates provide a range of services to us, including engineering and construction services, social services, land and property leasing as well as the supply of raw and supplemental materials. It would be difficult to find an alternative source for some services, such as educational and medical care services, that we receive from Chinalco. Our cost of operations may increase if Chinalco, its subsidiaries and associates are unable to continue providing such services to us.

We are subject to, and incur costs to comply with, environmental laws and regulations.

Because we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina refineries, aluminum smelters and fabrication plants, we are subject to, and incur costs to comply with, environmental laws and regulations. Each of our production plants has implemented a system to control emissions and ensure compliance with PRC environmental regulations. We may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations become more rigorous. Failure to comply with environmental laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may adversely affect our business operations.

Our business is subject to unplanned business interruptions that may adversely affect our performance.

We may experience accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant accidents and natural disasters may interrupt our operations or result in property or environmental damage, an increase in operating expenses or loss of revenue. The occurrence of accidents, natural disasters and the resulting consequences may not be covered adequately, or at all, by the insurance policies that we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third-party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than for our automobiles. Losses or payments incurred by us as a result of major accidents or natural disasters may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

We are operating a number of mines without a valid permit.

Our permits to mine bauxite at some of the bauxite mines that we own have expired and lapsed. While we are seeking to renew those expired permits, we may be subject to administrative fines for operating mines without a valid permit, or we may be ordered to cease our mining operations at such mines until we obtain a renewed permit. The failure to renew those expired mining permits may affect our financial condition and results of operations.

We may be subject to product liability claims.

Some of the products we sell or manufacture may expose us to product liability claims relating to property damage or personal injury. The successful assertion of product liability claims against us could result in significant damage payments and harm to our reputation. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Our H Shares may not be able to maintain its status as a constituent stock of the Hang Seng Index.

Our H Shares is a constituent stock of the Hang Seng Index and, as a result, may attract the interest of tracker funds that maintain investment portfolios intended to track the performance of the Hang Seng Index. We have no control over the selection of the Hang Seng Index constituent stocks and may not be able to maintain our H Shares as a constituent stock. If our H shares are removed from the Hang Seng Index, tracker funds may cease investing in our H shares and our share price may decline.

The interests of the shareholders of Jiaozuo Wanfang may conflict with our interests.

The interests of minority shareholders of Jiaozuo Wanfang, whose A Shares are listed on the Shanghai Stock Exchange, may be inconsistent with our interests in certain circumstances. Jiaozuo Wanfang must comply with a number of PRC regulations designed to protect the interests of minority shareholders. According to the relevant PRC laws, when shareholders of Jiaozuo Wanfang vote by poll on connected transactions, connected parties such as us must abstain from voting. If we are unable to obtain approval of connected transactions from the minority shareholders of Jiaozuo Wanfang, such transactions cannot be implemented, which may affect our overall operational efficiency. Furthermore, we may be subject to legal proceedings initiated by the minority shareholders of Jiaozuo Wanfang challenging our actions as its controlling shareholder. Such legal proceedings could result in significant damage awards payable by us and disruption to our businesses, which in turn could have an adverse effect on our business and financial condition.

Our operations are affected by a number of risks relating to conducting business in the PRC.

As a significant majority of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

*

The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and development of certain industries through the imposition of industry policies governing major project approvals, preferential tax treatment and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

*

Although China has been transitioning from a planned economy to a market-oriented economy, a substantial portion of productive assets in China are still owned by the PRC government. It also exercises significant control over China's economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

*

In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between U.S. dollar and Renminbi has fluctuated and become more unpredictable following the international financial crisis with growing pressure on the Renminbi to appreciate. Any appreciation of the Renminbi will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

*

Although the promulgation of laws and regulations covering general economic matters has increased since 1979, China has not developed an adequately comprehensive legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The PRC judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our present or future agreements could result in a significant loss of business, business opportunities or capital.

Item 4. Information on the Company

A. History and Development of the Company

We were incorporated as a joint stock limited company under the Company Law of the PRC on September 10, 2001 under the corporate name Aluminum Corporation of China Limited. Our principal executive office and registered office are located in the People's Republic of China at No. 62 North Xizhimen Street, Haidian District, Beijing, China 100082, and our telephone number is (86) 10 8229 8103.

We are a vertically integrated aluminium producer with operations in bauxite mining, alumina refining, primary aluminium smelting and aluminium fabrication. We also provide ancillary products and services derived from or related to our aluminium operations. Pursuant to a reorganization agreement entered into among Chinalco, Guangxi Investment, Guizhou Development and our predecessor in 2001, substantially all of Chinalco's alumina and primary aluminium production operations, as well as a research institute and other related assets and liabilities, were transferred to us upon our formation. We acquired our bauxite mining operations and associated mining rights from Chinalco in a separate mining rights agreement.

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets include one subsidiary mainly engaged in bauxite mining; four integrated alumina and primary aluminium production plants; three stand-alone alumina refineries, including our jointly controlled entity, Guangxi Huayin, and one research institute; 13 stand-alone primary aluminium smelters, including our research institute; six aluminium fabrication plants; and one carbon production plant. In addition, we are constructing one bauxite mining facility, two alumina refineries, two primary aluminium smelters and one fluoride salt production facility. All of our production facilities are operated in accordance with ISO14001 standards.

Acquisitions

In April 2007, we issued 1,236,731,739 A Shares to acquire Shandong Aluminum and Lanzhou Aluminum in a share exchange. Prior to the share exchange, we owned 71.4% and 28% of the equity interest in Shandong Aluminum and Lanzhou Aluminum, respectively, which were listed on the Shanghai Stock Exchange prior to the acquisition. The share exchange resulted in the delisting and merger of Shandong Aluminum and Lanzhou Aluminum with us. At the end of 2007, we also acquired 100% of the equity interest in Baotou Aluminum, a primary aluminium producer, through a share exchange with various entities controlled by Chinalco to further reduce competition with our controlling shareholder.

In May 2008, we acquired five aluminium fabrication plants and a primary aluminium smelter from Chinalco and China Nonferrous Metals Technology for a total consideration of RMB4,181.0 million to achieve greater vertical integration. These acquisitions significantly increased our aluminium fabrication production capacity and enhanced our offering of aluminium fabrication products. In October 2008, we also acquired the aluminium alloy business of Pingguo Aluminum for RMB69.0 million.

In October 2009, we acquired Zhongzhou Construction, Hongrui Chemical, Xincheng and the limestone mining business of Zhongzhou Aluminum Fengying Company Ltd. from two wholly-owned subsidiaries of Chinalco for a total cash consideration of RMB35.0 million, which was subsequently adjusted to RMB37.0 million pursuant to a valuation adjustment provision in the equity transfer agreement for these acquisitions. Zhongzhou Construction and Hongrui Chemical are principally engaged in the provision of construction and engineering services and supply of chemical products and accessory supplies, respectively, for the mining industry. Xincheng is principally engaged in the provision of supervisory services for construction projects.

We acquired the following subsidiaries in 2009:

Acquired subsidiaries	Principal products/services	Equity interest acquired by us

Zhongzhou Construction	Provision of construction and engineering services for the mining industry	100%
Hongrui Chemical	Supply of chemical products and accessory supplies for the mining industry	100%
Xincheng	Provision of supervisory services for construction projects work	100%

Construction Projects

In December 2009, we completed the construction of production facilities at Chalco Nanhai, which increased our annual aluminium fabrication capacity by approximately 110,000 tonnes.

We invested approximately RMB10.4 billion on infrastructure construction and facility upgrades in 2009 and expect to increase our capital expenditure for the foregoing purposes to RMB14.6 billion in 2010. As of the date of this annual report, we have undertaken a number of facility expansion projects in China, each of which is expected to be completed in 2010. See "Item 4. Information on the Company - Property, Plant and Equipment - Our Expansion".

Overseas Development

On March 23, 2007, we entered into a development agreement with the Queensland State Government of Australia ("Queensland Government") to develop a bauxite and alumina project, or the Aurukun Project. We were issued a bauxite exploration permit in September 2007 by the Queensland Government and are currently preparing the feasibility report for this project.

On November 24, 2007, we entered into a framework agreement to jointly construct a primary aluminium plant with an annual production capacity of one million tonnes in Saudi Arabia with Malaysia Mining Company ("MMC") and Saudi Arabia Binladin Group ("SBG") and received the permit for the project from the Saudi Arabia General Investment Authority. On May 9, 2008, we entered into a joint venture arrangement with MMC and SBG, which provides for the establishment of a joint venture that will develop and operate the primary aluminium plant, as well as an adjoining power plant. We are currently preparing the feasibility report for this project.

On February 9, 2010, we entered into a framework agreement with GIIG Holding Sdn Bhd ("GIIG") to develop, own and operate a primary aluminium plant in Sarawak, Malaysia with an annual capacity of approximately 330,000 tonnes. Smelter Asia Sdn Bhd, a wholly-owned subsidiary of GIIG will be reorganized as a joint venture to oversee the development and operation of the primary aluminium plant project. The total investment of this project is estimated to be US$1.0 billion, and we will contribute between US$350 million to US$400 million for 35% to 40% of the equity interest in the joint venture. We are currently preparing the feasibility report for this project.

Issuance of Short-term bonds

In March and June 2010, we issued one-year bonds, each in the principal amount of RMB5 billion for working capital purposes. The fixed annual coupons of these bonds were 2.73% and 2.86%, respectively.

Proposed Private Placement of A Shares

On August 24, 2009, the extraordinary general meeting, and A Share class meeting and H Share class meeting passed special resolutions authorizing us to issue up to one billion A Shares by way of private placement for expected proceeds not exceeding RMB10.0 billion. The special resolutions are valid for 12 months from the date of passage and can be extended. We intend to apply proceeds from this private placement to finance part of the 800,000 tonne alumina project at our Chongqing branch among three other projects and to supplement our working capital. See "- Business Overview - Our Expansion." On April 14, 2010, the proposed private placement was approved by the CSRC.

Proposed Issuance of H Shares

On June 22, 2010, the shareholders of the 2009 annual general meeting passed special resolutions, which are valid until the earliest of end of 12 months from the date of passage, the conclusion of our next annual general meeting or the date on which the authority set out in these resolutions are revoked or varied by a special resolution in a general meeting. The resolutions authorize us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board is authorized to determine the use of the proceeds. The proposed issuance is subject to the approval by the CSRC and/or other relevant PRC government authorities.

B. Business Overview

Our Principal Products

We are China's largest producer of alumina, primary aluminum and aluminum fabrication products in terms of production volume. We have benefited from the strong growth of the PRC aluminum market, one of the world's fastest growing major aluminum markets. Based on 2009 production volume, we were the world's third largest producer of alumina and fourth largest producer of primary aluminum. Our aluminum operations span the aluminum market value chain from bauxite mining to aluminum fabrication. Bauxite ore is refined into alumina, which is then smelted into primary aluminum. Primary aluminum, in turn, is a widely used metal and the key raw material in aluminum fabrication. Aluminum fabrication products have applications in the construction, transportation, power generation, automobile, packaging, machinery and durable goods industries. In addition to alumina, primary aluminum and aluminum fabrication products, we also produce and sell a comparatively small amount of alumina chemical products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We organize and manage our operations according to our three principal products: alumina, primary aluminum and aluminum fabrication products. Revenue attributable to our alumina, primary aluminum and aluminum fabrication segments accounted for approximately 15.9%, 66.0% and 12.8%, respectively, of our total revenue in 2009. The remainder of our revenue was derived from research and development activities and other products and services.

Our alumina segment includes the production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 92.6% of the total production volume for this segment in 2009. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce a small amount of gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunications industries.

Our primary aluminum segment includes the production and sale of primary aluminum and aluminum-related products, such as carbon products. Our principal primary aluminum product is ingots, which accounted for approximately 83.6% of our total production volume for this segment in 2009. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, power generation, automobile, packaging, machinery and durable goods industries. We produce substantially all the carbon products used at our smelters and sell a portion of our remaining carbon products to third parties.

Our aluminum fabrication segment includes the production and sale of aluminum fabrication products, including casts, planks, screens, extrusions, forges, powder and die castings, which are widely used in the construction, power generation, automobile, packaging, machinery and durable goods industries. We use recycled aluminum materials at Chalco Qingdao and Chalco Nanhai, two of our aluminum fabrication plants, to produce aluminum fabrication products.

Our Production Capacity

Our alumina production capacity has increased rapidly in the past few years, from approximately 5.4 million tonnes in 2002 to approximately 11.3 million tonnes in 2009. During the same period, our annual primary aluminum production capacity increased from approximately 750,000 tonnes to approximately 4.0 million tonnes. Our alumina and primary aluminum production represented approximately 32.7% and 26.5%, respectively, of China's production in 2009. Since 2008, we have significantly expanded our aluminum fabrication operations. Our annual aluminum fabrication production capacity increased from approximately 980,000 tonnes as of December 31, 2008 to approximately 1.3 million tonnes as of December 31, 2009.

The following table sets forth the production capacity of our principal production facilities by business segment as of the indicated date:

As of December 31, 2009

Plant	Alumina	Primary Aluminum	Aluminum Fabrication Products

(in thousand tonnes) (1)

Guangxi branch	1,730.0	139.5	-
Zhongzhou branch	2,030.0	-	-
Qinghai branch	-	367.0	-
Shanxi branch	2,217.0	-	-
Guizhou branch	1,200.0	403.7	-
Henan branch	2,050.0	56.0	-
Shandong branch	1,500.0	75.0	-
Shanxi Huaze	-	350.0	-
Lanzhou branch	-	428.0	-
Shanxi Huasheng	-	220.0	-
Fushun Aluminum	-	240.0	-
Jiaozuo Wanfang(2)	-	412.0	-
Zunyi Aluminum	-	235.0	-
Shandong Huayu	-	200.0	-
Gansu Hualu	-	160.0	-
Baotou Aluminum	-	388.0	-
Guangxi Huayin(3)	530.0	-	-
Research Institute	20.0	18.0	-
Liancheng branch	-	270.0	-
Northwest Aluminum	-	-	100.0
Chalco Qingdao	-	-	120.0
Chalco Southwest Aluminum	-	-	350.0
Chalco Ruimin	-	-	270.0
Henan Aluminum	-	-	355.0
Huaxi Aluminum	-	-	22.0
Chalco Nanhai	-	-	110.0
Longmen Aluminum	-	17.0	-

Total	11,277.0	3,979.2	1,327.0

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)

We have de facto control over Jiaozuo Wanfang although we hold 29% of its equity interest. As it is a consolidated subsidiary, the indicated production capacity represents Jiaozuo Wanfang's entire production capacity.

(3)	As of December 31, 2009, we held 33% of the equity interest in Guangxi Huayin. The indicated production capacity represents our pro rata share of Guangxi Huayin's production capacity.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

Year ended December 31,

Production Volume by Product	2007	2008	2009

(in thousand tonnes, except gallium)

Alumina segment
Alumina	9,573.0	9,020.4	7,776.8
Alumina chemical products	1,023.0	1,038.1	1,034.3
Gallium (in tonnes)	33.2	39.6	20.9
Primary aluminum segment
Primary aluminum (1) (2)	2,804.1	3,253.3	3,444.4
Carbon	1,291.7	1,601.3	1,626.0
Aluminum fabrication
Aluminum fabrication products (2)	80.0	353.1	412.6

(1)	Including ingots and other primary aluminum products.

(2)

The production volumes of Huaxi Aluminum, Chalco Ruimin, Chalco Southwest Aluminum, Henan Aluminum and Liancheng branch were included beginning the date of their acquisition on May 30, 2008. For accounting purpose, merger accounting was applied to account for the acquisition of these four aluminum fabrication plants and primary aluminum plant. Accordingly, our consolidated financial statements have been retroactively restated to include their results of operations for the periods presented, including the periods before the acquisitions. For information on common control business combinations in accordance with IFRS, see Note 5 to our consolidated financial statements.

Production Process

Alumina

Alumina is produced from an aluminum-bearing ore called bauxite, through a chemical refining process. The refining process applied is determined by the mineral composition of the bauxite used in production. Our refineries may employ the sintering process, the Bayer process, the hybrid Bayer-sintering process or the ore-dressing Bayer process. Most of the bauxite reserves in China contain diasporic bauxite, which contains high alumina content and relatively high silica content, resulting in bauxite reserves with low alumina-to-silica ratio. The Bayer process cannot efficiently refine diasporic bauxite that has not undergone processing to increase its alumina-to-silica ratio. The sintering process or the hybrid Bayer-sintering process, which we have developed and refined to increase our refining yield, are suitable for refining low alumina-to-silica ratio bauxite. When we refine alumina using the Bayer process, we produce gallium as a by-product, which undergoes further processing before it is available for sale.

Primary Aluminum

We smelt alumina into primary aluminum through electrolytic reduction. The electrolytic process takes place in a reduction cell, or pot, a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into molds to produce foundry, or remelt, ingots, or further refined to form fabricating ingots, which may be used directly in the aluminum fabrication process. Most of the primary aluminum we produce is in the form of ingots. All of our primary aluminum capacity use pre-bake anode reduction pot-lines, which have been adopted by most modern aluminum production facilities. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where pollutants can be contained. The cells themselves are enclosed with removable panels, so that waste gas produced during the process can be extracted using large exhaust fans. Our waste gas is treated and purified to reduce dust and fluoride emissions to acceptable levels set by PRC environmental protection agencies.

Aluminum Fabrication Products

Aluminum fabrication products are formed from primary aluminum. We produce seven major categories of aluminum fabrication products, namely, casts, planks, screens, extrusions, forges, powder and die castings.

Production Facilities

Alumina

We currently operate seven alumina production facilities with a total designed annual production capacity of approximately 11.3 million tonnes as of December 31, 2009. Four of our refineries are integrated with primary aluminum smelters. The utilization rates of our alumina refineries during the first half of 2009 was adversely affected by the decrease in demand for primary aluminum due to the international financial crisis and global recession. However, as demand for primary aluminum has increased since the second half of 2009, our utilization rates have improved to reach an average of 78.1% for 2009. In 2009, we produced approximately 7.8 million tonnes of alumina, approximately 1.0 million tonnes of alumina chemical products and approximately 20.9 tonnes of gallium. In 2009, we supplied approximately 4.4 million tonnes, or 56.4% of our total production, of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the alumina chemical products that we produced in 2009 were sold to third party customers in China or overseas. In addition, our Chongqing branch and Chalco Zunyi are each constructing refineries with a designed annual capacity of 800,000 tonnes and expected to complete construction in 2010.

The following table sets forth the annual production capacity, output of alumina and alumina chemical products, utilization rate and production process applied in each of our alumina refineries and our Research Institute.

As of December 31, 2009	For the year ended December 31, 2009

Annual production capacity (1)	Alumina production output	Alumina chemical products output	Utilization rate (2)	Production process

(in thousand tonnes, except percentages)

Shanxi branch	2,217.0	1,273.6	28.9	58.12%	Hybrid Bayer-sintering
Henan branch	2,050.0	1,250.0	23.0	62.1%	Hybrid Bayer-sintering
Shandong branch	1,500.0	768.8	615.9	92.3%	Bayer
Guizhou branch	1,200.0	1,172.3	4.3	98.1%	Hybrid Bayer-sintering
Zhongzhou branch	2,030.0	1,411.9	239.3	81.3%	Sintering and Bayer
Guangxi branch	1,730.0	1,900.2	113.2	116.4%	Bayer
Guangxi Huayin(3)	530.0	-	-	-	Bayer
Research Institute(4)	20.0	-	9.7	48.5%	Bayer

Total	11,277.0	7,776.8	1,034.3	78.1%

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)

Capacity utilization rates represent the sum of (i) the output of alumina chemical products multiplied by a quotient based on the alumina content of the respective alumina chemical product and (ii) the output of alumina divided by production capacity of a particular plant. Utilization rates may exceed 100% if the ore grade of bauxite feedstock used is higher than expected in the calculation of design capacity.

(3)	Guangxi Huayin's designed capacity represents our pro rata share of this jointly controlled entity. Guangxi Huayin's production volume was not included in our production volume for 2009.

(4)	The alumina chemical products produced at our Research Institute are sold commercially, and such sales are included in our total revenue.

Primary Aluminum

We operate 17 primary aluminum production facilities located across nine provinces in China, including our Research Institute, which produces a limited amount of primary aluminum in connection with its research and development activities. Our smelters had an aggregate annual production capacity of approximately 4.0 million tonnes as of December 31, 2009. Four of our smelters are integrated with alumina refineries and are able to source substantially all of their alumina requirements internally.

The low capacity utilization rates of our primary aluminum facilities in the first quarter of 2009 was caused by weak aluminum demand due to global economic conditions. However, demand for aluminum has gradually increased since March 2009 as a result of the recovery of global economy, the introduction of stimulus packages worldwide and the PRC government's purchase of non-ferrous metals for national reserves. We produced approximately 3.4 million tonnes of primary aluminum in 2009 and the average utilization rate for our smelters was 86.6% for the year.

The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters and our Research Institute.

	As of December 31, 2009	For the year ended December 31, 2009

Plant	Annual production capacity(1)	Aluminum output	Utilization rate(2)	Smelting equipment

(in thousand tonnes, except percentages)

Baotou Aluminum	388.0	400.5	103.2%	135kA, 200kA and 240kA pre-bake
Fushun Aluminum	240.0	76.4	31.8%	200kA pre-bake
Gansu Hualu	160.0	156.7	97.9%	160kA and 210kA pre-bake
Guangxi branch	139.5	103.0	73.8%	160kA and 320kA pre-bake
Guizhou branch	403.7	370.0	91.7%	160kA, 186kA and 230kA pre-bake
Henan branch	56.0	-	-	85kA pre-bake
Jiaozuo Wanfang	412.0	420.7	102.1%	280kA pre-bake
Lanzhou branch	428.0	420.3	98.2%	75kA, 200kA and 350kA pre-bake
Qinghai branch	367.0	387.5	105.6%	160kA and 200kA pre-bake
Research Institute(3)	18.0	16.6	92.2%	150kA and 300kA pre-bake
Shandong Huayu	200.0	156.2	78.1%	240kA pre-bake
Shandong branch	75.0	21.2	28.3%	80kA & 200kA pre-bake
Shanxi Huasheng	220.0	227.4	103.4%	300kA pre-bake
Shanxi Huaze	350.0	293.4	83.8%	300kA pre-bake
Zunyi Aluminum	235.0	144.8	61.6%	200kA & 350kA pre-bake
Liancheng branch	270.0	240.6	89.1%	90kA & 200kA pre-bake
Longmen Aluminum	17.0	9.1	53.5%	75kA pre-bake

Total	3,979.2(4)	3,444.4	86.6%

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is determined by dividing the production output by production capacity.

(3)	The primary aluminum produced at our Research Institute is sold and recorded in our total revenue.

(4)	Not including the aluminum alloy business of Pingguo Aluminum.

Aluminum Fabrication Products

We currently operate seven aluminum fabrication facilities in China, among which, five facilities were acquired in 2008. We completed the construction of the facilities of Chalco Nanhai in December 2009, which increased our annual aluminum fabrication capacity by approximately 110,000 tonnes to approximately 1.3 million tonnes as of December 31, 2009. In 2009, we produced approximately 457,800 tonnes of aluminum fabrication products and the average utilization rate for our aluminm fabrication plants was 38.7% for the year. Three of our fabrication facilities are constructing new facilities or undergoing expansion, which we expect will increase our fabrication capacity by a total of 385,000 tonnes to approximately 1.7 million tonnes by the end of 2010.

The following table sets forth the annual production capacity, output of aluminum fabrication products, principal products and utilization rate of each of our aluminum fabrication plants.

As of December 31, 2009	For the year ended December 31, 2009

Annual production capacity(1)	Aluminum fabrication product output	Principal products	Utilization rate(2)

(in thousand tonnes, except percentages)

Northwest Aluminum	100.0	43.3	planks, screens, wires,	43.3%
			tubes and profiles
Chalco Ruimin	270.0	86.2	planks and screens	71.8%
Huaxi Aluminum	22.0	13.4	strips and screens	60.9%
Chalco Southwest Aluminum	350.0	159.2	belts	45.5%
Henan Aluminum	355.0	96.9	planks, strips and screens	27.3%
Chalco Qingdao	120.0	13.7	ingot	11.4%
Chalco Nanhai	110.0	-	-	-

Total	1,327.0	412.6		38.7%

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is determined by dividing the production output by production capacity.

Raw Materials

Alumina

Bauxite is the principal raw material in alumina production. Most of the bauxite in China is AL2O3.H2O mineral, which is uncommon in other parts of the world. Bauxite deposits have been discovered across a broad area of central China and are especially abundant in the southern and northern parts of central China. The largest bauxite deposit in China lies in Shanxi Province.

Rock Formation and Mineralization. The bauxite deposits of our mines, except those of Guangxi Pingguo Mine which is an accumulation deposit due to original erosion, usually have similar stratigraphical sequences. Primary bauxite deposit, as a type of sedimentary AL 2 O 3 .H 2 O of Carboniferous or Permian age, is contained in clay rock, limestone or coal seams. A zonary red shale is usually located at the bottom of the bauxite and the red seam distributes over the irregular "karst-type" erosion face on the top of Ordovician limestone. Aluminum deposits in northern China are usually covered with a very thick Quaternary weathering.

The thickness and quality of deposits vary with our mine locations. Quality is usually consistent in smooth sections but changes sharply in karst "billabong" terrain. The level of hardness of minerals also varies. A sequence that includes a seam of hard bauxite of fine quality in the middle and soft bauxite of inferior quality on the bottom and top seams is common in deposits.

Generally, deposits are horizontal or with an obliquity of 0 to 8 degrees, but there are also steep deposits at an angle of 75 degrees, such as the Guizhou No. 2 Mine. Most of the original mineralization is not influenced by folds and faults, and some fractures of a low obliquity and folds emerge in certain deposits, which is evident in the Guizhou No. 2 Mine area where the underground mining method must be used due to the obliquity of its bauxite body reaching 70 degrees with the influence of folds and several meters of dislocation arising from partial faults.

Our bauxite deposits are divided into three groups. They are primarily distinguished by drill hole spacing and the composition of the deposit, which can encompass rock formations such as intercalated clays, bauxite, footwall iron clay or Ordovician limestone. Bauxite deposit groups vary in the thickness and mineral quality of its reserves.

We use the Chinese bauxite deposit estimation method, which is calculated using cutoff grades and thickness to outline continuous areas within the limits defined by samples of marginal grade. We utilize actual limiting sample points that are joined to create a polygonal outline, and grades are then calculated using a length weighted arithmetic average. The Chinese program of systematic and accurate method of test boring, inspection pit, trial trench, density, tonnage analysis and calculation applied to the geological work of bauxite in China is an appropriate method to analyze these types of deposits.

Supply. To support the growth of our alumina production, we continuously seek opportunities to streamline and optimize our bauxite procurement, including the ongoing restructuring of our joint mining operators. Except for our Shandong branch, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to control transportation costs. Historically, we have procured our bauxite supply principally from three sources:

*	our own bauxite mining operations;

*	jointly operated mines; and

*	other suppliers, which principally include small independent mines in China and, to a lesser extent, international suppliers.

On average, our refineries consume approximately 2.1 tonnes of bauxite to produce one tonne of alumina. We used approximately 20.2 million tonnes, 18.4 million tonnes and 17.7 million tonnes of bauxite in our alumina production in 2007, 2008 and 2009, respectively. The combined production of our own mines and jointly operated mines was 11.1 million tonnes in 2009, representing an increase of 33.9% from 2008. The production of our own mines reached 10.7 million tonnes in 2009, representing an increase of 54.8% from 2008. The production volume of our jointly operated mine was 439,500 tonnes in 2009, representing a decrease of 68.7% from 2008. We purchase bauxite from a number of suppliers and are not dependent on any supplier for our bauxite requirements. We acquired one mine in 2009 and continue to explore new bauxite reserves to replenish our reserves.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines, jointly operated mines and other suppliers for the periods indicated:

Year ended December 31,
2007		2008		2009

Bauxite	Percentage	Bauxite	Percentage	Bauxite	Percentage

(in thousand tonnes, except percentages)

Own mines	4,770.2	20.3%	6,885.0	30.9%	10,656.8	61.3%
Jointly operated mines	3,751.6	15.9%	1,403.5	6.3%	439.5	2.5%
Other suppliers	15,015.8	63.8%	13,992.4	62.8%	6,293.3	36.2%

Total	23,537.6	100%	22,280.9	100%	17,389.6	100%

Own Mines. As of December 31, 2009, we owned and operated 14 mines that had approximately 263.15 million tonnes of aggregate bauxite reserves. As none of our mines produce bauxite for external sales, we have full access to the bauxite produced by our own mines. For the three years ended December 31, 2009, we extracted 4,770,200 tonnes, 6,885,000 tonnes and 10,650,000 tonnes of bauxite from our own mines, representing approximately 20.3%, 30.9% and 61.3% of our alumina production requirements, respectively. To maintain the title to our mines, or obtain the title to new mines, we are required to comply with mining qualifications approved by the relevant PRC authorities and pay an annual fee equivalent to RMB1,000 per km2 for our mines.

Our reported bauxite reserves for our own mines do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the years ended December 31, 2007, 2008 and 2009, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our alumina refineries, as well as certain modifying factors that are dependent on reserve quality.

Each of our mines is accessible by motor vehicles via public roads, highways or both. All of our own mines are powered by diesel fuel or generators and have access to water from local rivers, lakes or underground sources. The following table sets forth information for our own mines as of December 31, 2009:

Mine	Location	Nature of ownership(1)	Mining method	Permit renewal(1)	Present condition/Current state of exploration	Capacity(2) (in thousand tonnes)	Bauxite Production (in thousand tonnes

Pingguo Mine	Guangxi Zhuang Autonomous Zone	100% owned and operated by Chalco	Open pit	September 2031	Fully developed and operational	4,080.0	4,256.5
Guizhou Mine	Guizhou Province	100% owned and operated by Chalco	Open pit / underground	September 2016 - December 2038	Fully developed and operational	900.0	774.4
Zunyi Mine	Guizhou Province	100% owned and operated by Chalco	Open pit	February 2020	Not operational	-	-
Xiaoyi Mine	Shanxi Province	100% owned and operated by Chalco	Open pit	November 2009 - September 2031	Fully developed and operational	2,750.0	1,490.5
Mianchi Mine	Henan Province	100% owned and operated by Chalco	Open pit / underground	December 2009 - October 2031	One stope is currently under development	300.0	1,141.4
Luoyang Mine	Henan Province	100% owned and operated by Chalco	Open pit/ underground	December 2013 - October 2031	Fully developed and operational	700.0	721.2
Xiaoguan Mine	Henan Province	100% owned and operated by Chalco	Open pit / underground	January 2011 - October 2031	Fully developed and operational	180.0	1,297.2
Sanmenxia	Henan Province	100% owned and operated by Chalco	Open pit/ underground	April 2016 - August 2023	Under construction	-	-
Xuchang (3)	Henan Province	100% owned by Chalco	Open pit / underground	March 2010 - May 2012	Third-party operator	-	-
Jiaozuo	Henan Province	100% owned and operated by Chalco	Open pit	October 2011 - September 2016	Fully developed and operational	-	218.0
Pingdingshan	Henan province	100% owned and operated by Chalco	Open pit / underground	October 2017 - February 2018	Fully developed and operational	-	694.6
Yangquan Mine	Shanxi Province	100% owned and operated by Chalco	Open pit / underground	December 2009 - September 2031	Fully developed and operational	150.0	63.0
Nanchuan Mine	Chongqing City	100% owned and operated by Chalco	underground	November 2016 - November 2026	Fully developed and operational	1,650.0	-

(1)

All conditions to retain our properties or leases had been fulfilled as of December 31, 2009. Each mine may be covered by one or more mining permits and the range of permit renewal dates is set forth above.

(2)	The annual production capacity of our own mines was 10.7 million tonnes of bauxite as of December 31, 2009.

(3)	Yuzhong Mine was renamed Xuchang Mine in 2009.

The respective terms of mining rights permit are the shorter of the estimated working life of the mine and 30 years beginning in 2001. We are required to obtain mining rights permits to engage in mining. Under PRC laws and regulations, a mine owner must prepare and submit exploration reports for a mine to the local government to obtain a mining rights permit. If an applicant for the mining rights permit is not the owner of a mine, the applicant must first enter into a lease agreement with the mine owner before submitting an application. The development license is subject to renewal on a regular basis. Furthermore, we are required to obtain land use rights on the land in order to operate these mines. We lease the land use rights relating to all the foregoing mines from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are valid for a 50-year term beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.

The following table sets forth certain estimated details of the reserves for our own mines as of December 31, 2009.

Total Reserves(1)(2)	Average Grade (%)	Ratio of Average
Mine	Area (km2)	(million tonnes)	Al2O3	SiO2	A/S3

Pingguo	136.04	45.57	57.33	7.00	8.20
Guizhou 1	6.40	5.35	66.89	11.91	5.61
Guizhou 2	26.50	21.67	63.83	10.13	6.30
Zunyi	2.48	2.83	55.32	8.80	6.29
Xiaoyi	10.24	29.07	63.43	12.52	5.07
Mianchi	13.02	6.11	64.08	11.98	5.35
Luoyang	7.62	2.87	63.23	9.55	6.62
Xiaoguan	41.97	27.01	63.79	14.06	4.54
Sanmenxia	13.85	27.18	64.56	11.17	5.78
Xuchang	7.15	-	-	-	-
Jiaozuo	10.44	2.91	58.01	16.19	3.58
Pingdingshan	4.99	0.55	66.77	12.79	5.22
Yangquan	3.19	3.68	60.05	12.42	4.83
Nanchuan	20.98	42.54	61.29	13.75	4.46

Total (average)	304.89	263.15	60.42	10.00	6.04

By reserve type
Proven reserve		77.21	62.01	9.90	6.26
Probable reserve		185.95	59.77	10.04	5.95

Total (average) reserves		263.15	60.42	10.00	6.04

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

Jointly Operated Mines. Jointly operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. To optimize our resources and reduce costs, we have managed our jointly operated mines by: (i) establishing joint ventures with other companies to invest in and share resources; (ii) providing mining technology or other resources to companies with local mines in return for exclusive purchase rights to the bauxite ores; or (iii) contracting with local companies for their mining services to operate mines owned by us.

In the years ended December 31, 2007, 2008 and 2009, our jointly operated mines produced bauxite of 3,751,600 tonnes, 1,403,500 tonnes and 439,500 tonnes, representing approximately 15.9% , 6.3% and 2.5% of the demand from our alumina production, respectively.

Each one of our jointly operated mines is accessible by motor vehicles via public roads, highways or both. The following mines are powered by diesel fuel or generators and have access to water from local rivers, lakes or underground sources. The following table sets forth information on our jointly operated mines as of December 31, 2009:

Mine	Province	Name of joint operator	Mining method	Permit Renewal(2)	Present Condition/ Current State of Exploration	Material Terms of Operating Agreements

Goujiang	Guizhou	Guojiang Economic Development Mining Co., Ltd.	open pit	August 2011	operational

This mine is 100% owned by Guojiang Economic Development Mining Co., Ltd. We provide mining services in return for the exclusive purchase rights to the mined bauxite for a period of ten years starting from 1998.

Maige(3)	Guizhou	Qingzhen City Xinfeng Mining Co., Ltd.	open pit	October 2012	operational	This mine is 100% owned and operated by Qingzhen City Xinfeng Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2000.
Zhijin	Guizhou	Qingzhen City Xingwang Mining Co., Ltd.	open pit	September 2005	operational	This mine is 100% owned by Qingzhen City Xingwang Mining Co., Ltd. We possess the exclusive purchase rights of the mined bauxite for 30 years starting from 2003.
Tuanxi	Guizhou	Guizhou Chengqian Mining Co., Ltd.	open pit	May 2009	operational	This mine is 100% owned and operated by Guizhou Chengqian Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2001.
Wenquan Town	Shanxi	n/a(1)	open pit	April 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Shangtan	Shanxi	n/a(1)	open pit	December 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Yangpo	Shanxi	n/a(1)	open pit	July 2008	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Shaping	Shanxi	n/a(1)	open pit	January 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Jindui	Shanxi	n/a(1)	open pit	January 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Shicao	Shanxi	n/a(1)	open pit	August 2008	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Nanpo	Shanxi	n/a(1)	open pit	July 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Sunjiata	Lin Xian Company	n/a(1)	underground	December 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Xishan	Shanxi	n/a(1)	open pit	December 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Niucaogou	Shanxi	n/a(1)	open pit	December 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Shanchuan	Henan	n/a(1)	open pit	April 2011	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Yuanping	Shanxi	Yuanpinggao Alumina mine	open pit / underground	December 2007	operational	We established a joint venture with Yuanpinggao Alumina mine, in which we hold 51% equity interest.
Dayu	Shanxi	n/a(1)	open pit	June 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.

(1)	We have decided to cooperate with other parties to undertake the mining operations in these mines. However, as of December 31, 2009, we had not confirmed any party as our partner.

(2)	All conditions to retain jointly-owned properties or jointly-held leases had been fulfilled as of December 31, 2009.

(3)	As of December 31, 2009, Maige mine had nil bauxite reserve.

The following table sets forth the specific details of our jointly operated mines as of December 31, 2009.

Total reserves(1)(2)	Average grade (%)	Ratio of average
Mine	Area (km2)	(million tonnes)	Al2O3	SiO2	A/S3

Goujiang	0.27	0.03	64.66	9.91	6.52
Maige	0.19	-	-	-	-
Zhijin	0.96	-	-	-	-
Tuanxi	16.95	-	-	-	-
Wenquanxiang	1.31	5.69	63.48	12.95	4.90
Shangtan	0.67	-	-	-	-
Yangpo	0.78	-	-	-	-
Shaping	1.38	-	-	-	-
Jindui	1.93	1.50	62.23	11.56	5.38
Shicao	0.60	1.32	67.76	10.26	6.60
Nanpo	7.92	0.38	64.96	11.85	5.48
Sunjiata	1.53	0.98	44.36	9.86	4.50
Xishan	3.38	2.20	62.52	11.09	5.64
Niucaogou	1.76	2.09	65.98	7.66	8.62
Shanchuan	0.10	0.18	64.59	7.78	8.30
Yuanping	0 .79	-	-	-	-
Dayu	0.99	0.75	65.84	10.76	6.12

Total (average)	41.51	15.13	62.86	11.17	5.63

By reserve type
Proven reserve		3.08	49.70	9.00	5.52
Probable reserve		12.05	66.23	11.73	5.65

Total (average) reserves		15.13	62.86	11.17	5.63

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and is based on the planning mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

We are in the process of restructuring our joint mining operations to increase operational efficiency and better align our mining operations with our long-term business strategy. Since the end of 2009, we have initiated discussions to modify or terminated the arrangements governing the operations of a number of mines that were jointly operated as of the end of 2009. We plan to assume the operations of the mines for which we own mining rights and cease procuring bauxite from selected jointly operated mines. We believe that we will maintain a sufficient supply of bauxite from available sources throughout the course of and following the restructuring.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have historically been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a small portion of bauxite overseas. Bauxite secured from other suppliers accounted for 36.2% of our total bauxite supply in 2009.

Bauxite Procurement. The mineral resource department at our headquarters is responsible for the oversight and coordination of our supply of bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we determine the amount of bauxite that we wish to source from our own mines, and allocate the remaining requirements among the jointly operated mines and other suppliers. Our management or operational control of our own mines and jointly operated mines generally allows us to adjust procurement from these sources during the course of the year to accommodate changes in our plans or market conditions.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite and, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. The average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from 4:1 to 14:1.

Prices. There is neither governmental regulation on bauxite prices nor an official trading market for bauxite in China. We negotiate bauxite prices with our suppliers, based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. As we procure bauxite from three different sources, our total bauxite cost is influenced by the following factors:

*	the cost of our mining operations;

*	the terms of our arrangements with respect to our jointly operated mines; and

*	the market conditions relating to purchases from small independent mines.

The average per tonne purchase price of bauxite from our joint operations and other suppliers in 2007, 2008 and 2009 was RMB288.1, RMB 383.9 and RMB289.2, respectively. The average per tonne cost of bauxite from our own mines during the same periods was RMB228.7, RMB217.3 and RMB174.0, respectively.

We purchase a substantial amount of bauxite to protect the resources at our mines despite having unutilized capacity at these mines. Additionally, to increase the use of bauxite from our mines, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase higher grade ore from other suppliers and blend the ore of various grades to meet the technical requirements for our alumina production. This practice allows for production flexibility and the inclusion of lower grade bauxite to optimize the use of bauxite deposits available to us. We do not use these prices or any other historical index to estimate our bauxite reserves.

The following table sets forth our capital expenditures for our mines for the periods indicated:

2005	2006	2007	2008	2009

(RMB thousands)

Capital Expenditures
Infrastructure construction	50,552.4	550,237.5	450,084.6	468,770.6	489,553.6
Facility upgrade	34,194.0	64,971.4	60,633.4	498,335.2	11,167.5

Total	84,746.4	615,208.9	510,718.0	967,105.8	500,721.1

Primary Aluminum

We use, on average, approximately 1.9 tonnes of alumina and 14,323 kWh of electricity to produce one tonne of primary aluminum. Alumina and electricity, the two principal cost components in the primary aluminum smelting process, accounted for approximately 34.7% and 42.0%, respectively, of our unit costs of primary aluminum in 2009. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes and sodium fluoride for our smelting operations.

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi branches have historically sourced all or substantially all of the alumina required for their primary aluminum production from their respective integrated refineries. Our plants that do not have alumina refining operations onsite obtain alumina internally from our alumina refineries located elsewhere or externally on the market. In 2009, our smelters consumed approximately 6.5 million tonnes of alumina, of which 4.4 million tonnes were produced at our refineries, to produce approximately 3.4 million tonnes of primary aluminum. Our primary aluminum output accounted for 9.1% of global output and 26.5% of the production from China in 2009.

Aluminum Fabrication Products

We use primary aluminum as the main raw material for our aluminum fabrication operations. In addition, we also use other metal raw materials in aluminum fabrication depending on the type of products. We meet the primary aluminum requirements of our aluminum fabrication segment with primary aluminum supplied by our own aluminum smelters. In addition, Chalco Qingdao and Chalco Nanhai use recycled aluminum materials to produce aluminum fabrication products. In 2008, we acquired five aluminum fabrication plants from Chinalco and China Nonferrous Metals Technology, which increased our annual aluminum fabrication capacity significantly. Our annual aluminum fabrication capacity further increased to approximately 1.3 million tonnes as of December 31, 2009.

Supplemental Materials, Electricity and Fuel

The procurement department at our headquarters coordinates and manages our supply chain for all our major raw materials in conjunction with the distribution center at each production facility, which manages the logistics and inventory of raw materials locally. We are able to purchase diesel, the main fuel used by our mining and manufacturing equipment, from the public markets, and we source our water from local rivers, lakes or underground sources.

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and heavy oil are the principal materials used in our alumina production. Electricity is one of the principal cost components in our refining process. We generate electricity at a number of production facilities and purchase our remaining electricity requirement from regional power grids at government-mandated rates. Most of our power supply plans are one to three year renewable plans. Power prices in China can vary, sometimes substantially, from one region to another, based on demand and power production costs in the region, and electricity costs at our various alumina refineries vary accordingly.

Large quantities of coal are used as a reducing agent and as fuel to produce steam and gas in the alumina refining process. Alkali is also used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. Fuel oil is required to refine alumina, and most of our refineries use heavy oil. There is no governmental regulation on the prices of coal, alkali or fuel. We purchase these raw materials from third-party suppliers under negotiated supply contracts, which we believe are competitively priced. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.

Primary Aluminum

Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2009, we consumed 50.8 billion kWh of electricity for our primary aluminum production. The availability and price of electricity are key factors in our primary aluminum production. Electricity costs have fluctuated in recent years due to periodic shortages of electricity in China, cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations - Electricity Costs".

Except for five of our smelters that that have entered into direct purchase agreements with power generation enterprises, we purchase electricity from the regional power grids at prices set by the government. Industrial users within each region are generally subject to a common electricity tariff schedule. However, prices vary, sometimes substantially, across regions. We believe our power supply from regional grids is generally not reliant upon any particular generation facility supplying the grid. Electricity purchased from different power grids is subject to different tariff levels in 2009. The average electricity cost of our smelters was RMB0.384/kWh in 2009.

Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. All of our carbon cathodes are supplied by our Guizhou branch, which is our only production facility that produces carbon cathodes. The Guizhou branch also sells carbon cathodes to third-party smelters in China.

Sales and Marketing

We coordinate our major sales and marketing activities at our corporate headquarters, which are carried out by our network of branch offices. We set uniform prices for our alumina products and set minimum prices for primary aluminum products in each region where our primary aluminum products are sold. Our subsidiaries and branches also play an important role in providing after-sales services and strengthening our presence in the market.

For sales of aluminum fabrication products, we generally extend credit terms to our customers with whom we have established long-term relationships to permit them to settle payment after the delivery of our products. We require our customers to make prepayments and deposits for purchases of alumina and primary aluminum. As of December 31, 2009, the balance of deposits and prepayments that we had received was RMB989.7 million.

Alumina

We sell a portion of our alumina output to third-party customers and consume the remaining portion in our aluminum smelting operations. In 2009, we used approximately 6.5 million tonnes of alumina, which included alumina that we produced and alumina that we purchased from the market. All of our alumina chemical products are sold to third-party customers.

We coordinate external sales of alumina at our corporate headquarters. In the fourth quarter of each year, we host a national sales conference for our customers for alumina in China at which we form a significant majority of our sales contracts. After reserving sufficient alumina for our forecast internal use, we offer our remaining alumina for sale, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history.

We sell our alumina to smelters throughout China. All of our major customers in the past three years have been domestic smelters. Our alumina contracts are supply contracts that generally set forth the sales volume and delivery terms, but leave prices open to be determined at or near the time of delivery at the then prevailing market price. If an agreement on price cannot be reached near the time of delivery, our customer may refuse to accept delivery pursuant to the terms of the supply contract. Since 2004, we have gradually entered into three to five-year sales contracts for alumina, which accounted for approximately 83.7% of our external sales volume in 2009. Our other alumina contracts are for a term of one year.

We set, and adjust as necessary, uniform sale prices for alumina produced by all of our refineries that we sell on the spot market under one-year contracts. In 2009, our highest and lowest spot price of domestic alumina was RMB2,700 per tonne and RMB1,800 per tonne, respectively. We set the price for our external sales of alumina by reference to alumina prices at reference markets and taking into account the following considerations:

*	alumina imports into China, CIF Chinese ports;

*	international transportation costs;

*	our short-term and mid-term projections for alumina supply and demand;

*	the 17% value-added tax applicable to our products;

*	import related fees; and

*	domestic supply and demand.

The international practice for pricing alumina under long-term contracts is by reference to the LME prices for primary aluminum. Since 2004, we have entered into a number of domestic long-term alumina sales contracts, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange affect alumina prices under our long-term contracts

Primary Aluminum

We sell a majority of our primary aluminum output to third-party customers and the remaining portion to our own aluminum fabrication plants. In 2009, we sold approximately 3.4 million tonnes of primary aluminum.

We sell our primary aluminum through two channels:

*	Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers. These may be long-term or short-term contracts.

*

Sales on the Shanghai Futures Exchange. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the Shanghai Futures Exchange through futures contracts of one to six month terms to hedge against declines in primary aluminum prices.

We hold an annual regional primary aluminum sales conference in the fourth quarter of each year to procure sales and plan production for the following year. We also conduct sales on the Shanghai Futures Exchange from our headquarters.

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

We sell substantially all of our primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Although we have conducted export sales in the past, all of our external sales of primary aluminum in 2009 were domestic sales. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

We establish pricing guidelines for domestic sales of our own primary aluminum products, taking into account three main factors: the primary aluminum spot prices on the Shanghai Futures Exchange, our production costs and expected profit margins, and supply and demand. As part of our efforts to coordinate and centralize sales, we set minimum prices with respect to each region in China where our primary aluminum is sold. These minimum prices are determined by reference to the Shanghai Futures Exchange spot price for primary aluminum, exclusive of transportation costs. The smelters filling a particular order is generally responsible for negotiating the pricing and delivery terms and must comply with the minimum pricing guidelines unless it obtains prior approval from our headquarters. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Aluminum Fabrication Products

We produce aluminum fabrication products based on market demand and sell all of our aluminum fabrication products to third-party customers. In 2009, we sold approximately 0.4 million tonnes of aluminum fabrication products. Historically, we sold most of our aluminum fabrication products domestically and a small portion overseas. In 2009, we sold all our aluminum fabrication products domestically. We extend credit terms for sales of aluminum fabrication products, requiring payment within a short period after delivery. The prices for our aluminum fabrication products are set by agreement with our customers.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. We sell all of our alumina chemical products and gallium to third-party customers, mostly in China but also internationally. Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers. Our total sales of gallium in 2007, 2008 and 2009 amounted to RMB171.6 million, RMB197.8 million and RMB58.1 million, respectively.

Delivery

We rely on rail shipping and trucking for the delivery of products within China. Our alumina is transported by rail or truck, and transportation costs are generally borne by the customer and excluded from our sales price. For long-distance deliveries, we maintain spur lines connecting our plants to the national railway system. The price of rail shipping on the PRC national railway system is fixed by the government.

Our primary aluminum products are transported mostly by rail. In view of the substantial distance between our smelters and aluminum fabrication plants, most of which are concentrated in southern and eastern China, we maintain facilities (often with warehousing capacity leased from third parties) in major cities in eastern and southern China to facilitate and coordinate deliveries.

Our customers are generally responsible for arranging and bear the associated costs with transporting aluminum fabrication products from our production facilities.

Principal Facilities

Our principal facilities include 17 principal production plants and our Research Institute. Set forth below is a description of our principal production plants. Our production is organized and managed according to our three business segments: alumina, primary aluminum and aluminum fabrication.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. The Guangxi branch receives bauxite delivered via highway from the Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from the Guangxi branch.

The Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. The Guangxi branch is our only principal refinery that uses the Bayer process exclusively. With technology and production equipment imported from Europe, our Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by removing production bottlenecks and investing in capacity expansions. As of December 31, 2009, the Guangxi branch had an annual production capacity of 1,730,000 tonnes of alumina. In 2009, the Guangxi branch produced approximately 1,900,200 tonnes of alumina, exceeding its production capacity due to the high quality bauxite ore in its proximity, along with approximately 113,200 tonnes of alumina chemical products. Most of the alumina output at the Guangxi branch is used in the primary aluminum smelter at the same branch and the remainder is sold to third-party smelters.

Our Guangxi branch also uses 160 kA and 320 kA pre-bake reduction pot-lines developed by us in its smelting operations. As of December 31, 2009, the branch's primary aluminum production capacity reached 139,500 tonnes per annum. In 2009, our Guangxi branch produced approximately 103,000 tonnes of primary aluminum.

Guizhou Branch

The Guizhou branch commenced its aluminum smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. Our alumina refinery at this branch is one of the most advanced alumina refineries in China, having imported many of its key technologies and equipment. The Guizhou refinery uses the hybrid Bayer-sintering process to refine bauxite supplied from our own mines as well as third-party suppliers into alumina. Bauxite from our own mines is delivered by cable cars and train. The alumina produced at the Guizhou branch is mostly used in the smelting operations at the same plant and the remainder is sold to third-party smelters. In addition, our Guizhou branch uses 160 kA, 186kA and 230 kA pre-bake reduction pot-lines in its primary aluminum production. As of December 31, 2009, our Guizhou branch had annual alumina production capacity of approximately 1.2 million tonnes and annual primary aluminum production capacity of approximately 403,700 tonnes respectively. In 2009, our Guizhou branch produced approximately 1,172,300 tonnes of alumina, 4,300 tonnes of alumina chemical products and 370,000 tonnes of primary aluminum respectively.

Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes in addition to carbon anodes. As the Guizhou branch is our only facility that produces carbon cathodes, it supplies carbon cathodes to our other facilities. Its carbon cathodes are also sold to third-party customers throughout China.

Henan Branch

Located in Henan Province, a province rich in bauxite reserves, the Henan branch commenced its refining and smelting operations in 1966 and 1967, respectively. Bauxite is delivered to our Henan branch via railway and highway from the following mines: Xiaoguan mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. Our Henan branch was the first refinery in China to develop the hybrid Bayer-sintering process. We also have alumina production line that uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through purchases on the market. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and third-party customers. The annual production capacity of alumina of our Henan branch was 2,050,000 tonnes as of December 31, 2009. In 2009, our Henan branch produced approximately 1,250,000 tonnes of alumina and 23,000 tonnes of alumina chemical products.

We have upgraded a portion of the primary aluminum facilities at this branch, which now utilizes 85 kA pre-bake reduction pot-lines. Its carbon plant produces high quality carbon products that are sold in China and abroad after meeting the needs of our smelting operations at various sites. As of December 31, 2009, the annual primary aluminum production capacity of our Henan branch reached 56,000 tonnes. In 2009, our Henan branch did not produce any primary aluminum.

Shandong Branch

The Shandong branch commenced operations in 1954 and has the capacity to produce both alumina and primary aluminum. The alumina refinery of our Shandong branch was China's first alumina production facility. It produces the majority of its alumina through the sintering process, but has an ore-dressing sintering operation. The Shandong branch purchases the majority of the bauxite required for its production from small third-party mines located in Henan province and Shanxi Province. In addition, our Shandong branch also obtain supply of bauxite from the Yangquan mine in Shanxi Province delivered via railway and highway. Its alumina output is first used to satisfy its own primary aluminum production, and the remainder is sold to our other smelters as well as third-party customers. As of December 31, 2009, the annual production capacity of our Shandong branch reached 1,500,000 tonnes of alumina and it produced approximately 768,800 tonnes of alumina in 2009.

In addition, our Shandong branch produces substantial amounts of alumina chemical products and produced approximately 615,900 tonnes of alumina chemical products in 2009. It is the largest and most technologically advanced alumina chemical products production facility in China with the ability to produce the widest variety of alumina chemical products. Alumina chemical products produced by our Shandong branch are used domestically and internationally in the pharmaceutical, ceramics, construction materials and other industries.

Our Shandong branch's primary aluminum operations have undergone technological and equipment upgrades. As of December 31, 2009, the annual primary aluminum production capacity of our Shandong branch reached 75,000 tonnes and it produced approximately 21,200 tonnes of primary aluminum in 2009.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch commenced operations at its a stand-alone primary aluminum production facility in 1987. It operates 160 kA automated pre-bake anode reduction pot-lines that were developed domestically. The Qinghai branch benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai branch sources alumina from our Shanxi, Shandong, Henan and Zhongzhou branches, but incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches and subsidiaries. The Qinghai branch produced approximately 387,500 tonnes of primary aluminum in 2009, slightly exceeding its designed annual production capacity of 367,000 tonnes as of December 31, 2009.

Shanxi Branch

Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province rich in bauxite deposits. Bauxite is transported to our Shanxi branch via railway and highway from Xiaoyi mine in Shanxi Province and third-party suppliers. Our Shanxi branch is a stand-alone alumina plant and is currently China's largest alumina refinery in terms of production capacity, with an annual production capacity of 2,217,000 tonnes as of December 31, 2009. Our Shanxi branch produced approximately 1,273,600 tonnes of alumina and 28,900 tonnes of alumina chemical products in 2009. Most of the equipment used in the Shanxi branch was imported. Due to its proximity to large coal mines and substantial water resources, our Shanxi branch currently has the largest power generation capacity among our alumina manufacturing facilities.

Zhongzhou Branch

Located in Henan Province with easy access to abundant bauxite, coal and water supplies, our Zhongzhou branch is a stand-alone alumina plant. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its sintering process. The Zhongzhou branch sources its bauxite supplies from Henan and Shanxi Province. Its production capacity reached 2,030,000 tonnes of alumina per annum as of December 31, 2009. The Zhongzhou branch produced approximately 1,411,900 tonnes of alumina and approximately 239,300 tonnes of alumina chemical products in 2009.

Lanzhou Branch

Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 which was acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with an annual production capacity of approximately 428,000 tonnes as of December 31, 2009. It produced approximately 420,300 tonnes of primary aluminum in 2009.

Jiaozuo Wanfang

Jiaozuo Wanfang is situated in Jiaozuo city in Henan Province and is a stand-alone primary aluminum plant. Jiaozuo Wanfang was established in 1993. In May 2006, we acquired 29% of the issued share capital and became its largest shareholder. In 2008, we obtained de facto control over Jiaozuo Wanfang and accordingly, it became our subsidiary. Jiaozuo Wanfang had an annual production capacity of 412,000 tonnes of primary aluminum as of December 31, 2009 and produced approximately 420,700 tonnes of primary aluminum in 2009.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Following the completion of its capacity expansion in June 2008, Shanxi Huaze's annual production capacity of primary aluminum reached 350,000 tonnes as of December 31, 2009 and it produced approximately 293,400 tonnes of primary aluminum in 2009. We currently hold 60% of the equity interest of Shanxi Huaze.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Guan Lv, to establish a joint venture company, Shanxi Huasheng. The joint venture company commenced operations in March 2006. Its annual production capacity of primary aluminum reached approximately 220,000 tonnes as of December 31, 2009. In 2009, Shanxi Huasheng produced 227,400 tonnes of primary aluminum. The joint venture company has a total investment of RMB2,379.4 million and a registered capital of RMB1,000 million, of which we committed RMB510 million. We currently hold 51% of the equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and eight other companies, which were the shareholders of Zunyi Aluminum, to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co., Ltd. and all the equity interest held by the other eight companies. We have completed our purchase and currently hold 62.10% of the equity interest in Zunyi Aluminum. The annual primary aluminum production capacity of Zunyi Aluminum reached 235,000 tonnes as of December 31, 2009 and it produced approximately 144,800 tonnes of primary aluminum in 2009.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. With the partial completion of a primary aluminum project at the end of 2008, which increased the primary aluminum production capacity of Fushun Aluminum by 100,000 tonnes, the annual primary aluminum production capacity of Fushan Aluminum reached 240,000 tonnes as of December 31, 2009 and it produced approximately 76,400 tonnes of primary aluminum in 2009.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire 55% of the equity interest of Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. After the completion of its expansion plan in 2008, Shandong Huayu's annual primary aluminum production capacity reached 200,000 tonnes as of December 31, 2009. It also has supporting facilities and two 135MW coal-fired generators. In 2009, Shandong Huayu produced approximately 156,200 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold 51% of the equity interest in Gansu Hualu. The joint venture had an annual production capacity of 160,000 tonnes of primary aluminum as of December 31, 2009 and it produced approximately 156,700 tonnes of primary aluminum in 2009.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had an annual production capacity of 388,000 tonnes as of December 31, 2009 and it produced approximately 400,500 tonnes of primary aluminum.

Liancheng branch

Liancheng branch is located in Gansu Province. In late May 2008, we acquired 100% of the equity interest of Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently transformed it into our Liancheng branch, which specializes in producing primary aluminum. As of December 31, 2009, Liancheng branch had an annual primary aluminum production capacity of approximately 270,000 tonnes and it produced approximately 240,600 tonnes of primary aluminum in 2009.

Chalco Qingdao

Located in Qingdao, Shandong Province, Chalco Qingdao specializes in producing aluminum fabrication products from recycled aluminum. As of December 31, 2009, Chalco Qingdao had an annual production capacity of 120,000 tonnes aluminum fabrication products and it produced 13,700 tonnes of aluminum fabrication products in 2009.

Northwest Aluminum

Northwest Aluminum is an aluminum fabrication plant situated in Lanzhou city in Gansu Province. It was part of Lanzhou Aluminum before July 2007, which we acquired through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Northwest Aluminum had an annual production capacity of approximately 100,000 tonnes of aluminum fabrication products as of December 31, 2009 and it produced approximately 43,300 tonnes of aluminum fabrication products in 2009. Northwest Aluminum has undertaken an expansion plan which is expected to be completed in 2010 and we expect the completion of this project to increase Northwest Aluminum's aluminum fabrication capacity by 35,000 tonnes.

Chalco Ruimin

Located in Fujian, Chalco Ruimin commenced the production of aluminum fabrication products in 1996. We currently hold 90.12% of the equity interest in Chalco Ruimin. As of December 31, 2009, Chalco Ruimin had an annual aluminum fabrication production capacity of approximately 270,000 tonnes and it produced approximately 86,200 tonnes of aluminum fabrication products. Chalco Ruimin has undertaken an expansion plan, which is expected to be completed in 2010. We expect the completion of this project to increase Chalco Ruimin's aluminum fabrication capacity by 100,000 tonnes.

Huaxi Aluminum

Located in Chengdu, Sichuan Province, Huaxi Aluminum commenced the production of aluminum fabrication products in 1997. In late May 2008, we purchased 56.86% of the equity interest of Huaxi Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, 2009, Huaxi Aluminum had an annual aluminum fabrication production capacity of 22,000 tonnes and it produced approximately 13,400 tonnes of aluminum fabrication products in 2009.

Chalco Southwest Aluminum

Established in September 2004 and located in Chongqing, Chalco Southwest Aluminum specializes in aluminum fabrication. On May 30, 2008, we purchased 60% of the equity interest of Chalco Southwest Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, 2009, Chalco Southwest Aluminum had an annual aluminum fabrication production capacity of approximately 350,000 tonnes and it produced approximately 159,200 tonnes of aluminum fabrication products in 2009.

Henan Aluminum

Established in August 2005 and located in Luoyang, Henan Province, Henan Aluminum specializes in aluminum fabrication. In late May 2008, we acquired 84.02% of the equity interest of Henan Aluminum from Chinalco and China Nonferrous Metals Technology on the China Beijing Equity Exchange. As of December 31, 2009, Henan Aluminum had an annual aluminum fabrication production capacity of approximately 355,000 tonnes and it produced approximately 96,900 tonnes of aluminum fabrication products in 2009. We currently hold 90.03% of the equity interest in Henan Aluminum.

Chalco Nanhai

Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Following the completion of its construction project in December 2009, Chalco Nanhai had an annual aluminum fabrication production capacity of approximately 110,000 tonnes. In 2009, Chalco Nanhai did not produce any aluminum fabrication products.

Research Institute

Established in August 1965 and located in Zhengzhou, Henan Province, the Research Institute specializes in the research and development of technology for smelting aluminum. It is the only research institute in China dedicated to light metals research and has played a key role in bringing about technological innovations in China's aluminum industry. The Research Institute is central to our research and development efforts. The Research Institute operates test facilities, which produce alumina chemical products and primary aluminum. The Research Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. Our Research Institute has a limited alumina and primary aluminum production capacity, which it uses in connection with its research and development efforts.

Competition

Alumina

We are the largest producer of alumina in China, we believe that we will not face significant competition from domestic alumina producers in the short-term for the following reasons:

*	a new producer would need access to a substantial and stable supply of bauxite as well as approval from the relevant departments under the State Council of China;

*	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China;

*	we have strong capacity in technology research and hold certain proprietary technologies and patents;

*	our substantial workforce that has extensive experience in production and management; and

*	we enjoy strong government support under state policy.

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

We believe that we have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. However, we expect to face increasing competition from international alumina suppliers as the standard tariff on imports of alumina and bauxite into China has been eliminated. In addition, the elimination of the standard tariff on imports of bauxite may also reduce the production costs of alumina producers in China that source significant portions of their bauxite supplies from overseas.

Primary Aluminum

We derived all of our primary aluminum revenue from domestic sales in 2009. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2009, our primary aluminum production represented approximately 26.5% of total domestic production.

There are approximately 115 primary aluminum smelting companies operating in China, which sell substantially all of their products in China. We are the largest integrated alumina and primary aluminum producer in China. Currently, only 17 primary aluminum producers in China (including Chalco) have annual production capacities of 300,000 tonnes or more, which in aggregate represent approximately 66% of the total primary aluminum production capacity in China. Only ten primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more. The PRC government is encouraging consolidation within the Chinese primary aluminum industry to create more efficient producers that are better positioned to implement measures to reduce emissions. Accordingly, the larger smelters are granted preferential treatment, including priority in the allocation of raw materials and electricity, which give them a competitive advantage over small domestic smelters. Moreover, according to the Entrance Conditions, effective from 2007, new aluminum projects must secure a supply of alumina before seeking approval from the relevant department of the State Council of China. As of the date of the annual report, the relevant department of the State Council is not expected to approve any new aluminum projects except projects to enhance environmental protection and projects planned by the state to update outdated equipment.

Although we face competition from other large domestic smelters, we have several advantages over such competitors, including:

*

Scale of production. With 17 primary aluminum facilities including our research institute, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

*

Technology. We believe we have more sophisticated and efficient technology than most of our domestic competitors. In addition, our technological support and research and development capabilities are superior to those of other domestic smelters.

*

Vertical integration. As the largest integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we have access to a stable supply of alumina for our primary aluminum smelting operations.

*

Quality. The quality of our primary aluminum is generally higher than that of the primary aluminum produced by most of our domestic competitors. The primary aluminum produced by most of our smelters satisfies the quality standards of the London Metal Exchange.

Aluminum Fabrication Products

We derived all of our aluminum fabrication products revenue from sales in China. Our competitors include other domestic and international producers of aluminum fabrication products that conduct sales in China. There are approximately 1,100 aluminum fabrication producers in China with an aggregate annual capacity of approximately 20.0 million tonnes as of the end of 2009. In 2009, domestic aluminum fabrication producers in China produced approximately 16.5 million tonnes of aluminum fabrication products.

International Competition

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2009, China imported approximately 5.14 million tonnes of alumina, representing a 12.2% increase from 2008. China had net import of approximately 1.45 million tonnes of primary aluminum in 2009, which represented a significant increase from 2008. Competition from international suppliers of alumina and primary aluminum is expected to increase. Such international competitors are likely to be large international companies. Some international competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and lower transportation costs. However, we expect to continue benefitting from PRC governmental policies that promote the growth of large domestic smelters.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. We completed 96 technological projects, including 40 technology development projects, 28 industrialization, promotion and application of advanced technologies projects and 28 basic application projects. Our development and industrialization of Zero-AE and low Energy Consumption Aluminum Electrolysis Technology in aluminum production was awarded the second national prize for technology development in 2009. We filed a total of 250 patent applications in 2009.

As of December 31, 2009, we owned 745 patents, which were primarily related to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design, 10 years from the date of the patent application.

As of December 31, 2009, we owned 36 trademarks, each of which has a term of 10 years. We have entered into a trademarks license agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We have no material patents, licenses, or trademarks that cannot, in the judgment of our management, be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any legislation relating to intellectual property rights against any party.

Environmental Protection

Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. For example, the PRC government has set discharge standards for emissions to air and water. To enforce these standards, national environmental protection authorities have imposed discharge fees that increase for each incremental amount of discharge up to the limit set by regulation. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures, which are subject to the relevant agency's approval, or order the closure of any operations that fail to comply with applicable regulations.

The pollutants discharged from our alumina refining process include red mud, waste water and gas emissions and dust. Our primary aluminum production process generates fluorides, pitch fume and dust. The discharge of these pollutants must comply with national and local discharge limits. Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We have been granted ISO 14001 accreditations issued by the International Certification Network.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. Through these efficiency initiatives, we estimate that we conserved the energy equivalent of 1.45 million tonnes of standard coal in 2009. We have incorporated clean technology and processes into our operations with a view to promoting the concept of "zero emission" plants. In 2009, we invested a total of RMB455.0 million on 11 waste water treatment projects and have nearly achieved our target of zero waste water emission.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB533.0 million, RMB629.0 million and RMB1,395.0 million for 2007, 2008 and 2009, respectively. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We maintain insurance coverage on our property, plant and equipment, in particular for our transportation vehicles and assets that we consider to be subject to significant operating risks. We also have limited coverage for natural disaster such as typhoons, tornados, floods, landslides and lightning. However, there are certain types of losses, such as losses from war, acts of terrorism and natural disasters such as earthquakes, for which we cannot obtain insurance at a reasonable cost or at all.

We are covered under the injury and accidental death insurance provided by the local government labor departments and do not separately maintain coverage for such risks. Consistent with what we believe to be the customary practice in China, we generally do not carry any third-party liability insurance to cover personal injury, environmental damage arising from accidents arising from property or related to our operations (other than our automobiles) or business interruption insurance. More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness.

We paid a total of RMB62.4 million, RMB68.6 million and RMB81.4 million in insurance premiums in 2007, 2008 and 2009, respectively.

Seasonality

Our business is not subject to seasonality.

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

*	the Ministry of Land and Resources of the People's Republic of China, which has the authority to grant land use licenses and mining rights permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for Capital Investments

Any capital markets financing activities by an enterprise or company incorporated in the PRC, for example, those to finance capital projects, are subject to approval by securities regulatory authorities and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer incorporated in the PRC must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Offerings of bonds in the PRC by a listed company PRC-incorporated are subject to approval from the CSRC, while offering of bonds in the PRC by other enterprises are subject to approval from the People's Bank of China, as well as the NDRC, or their competent local authorities. Offering of bonds outside the PRC are subject to approval from the NDRC and/or the State Administration of Foreign Exchange. For all international financing activities through issuance of bonds, the issuer must register with the administrative authorities of foreign exchange. Foreign investment in the exploring and mining of alumina and primary aluminum is permitted by the PRC government.

Entrance Conditions for Aluminum Industry

The "Entrance Conditions for Alumina Industry" provides that, (i) all new bauxite projects must be approved by relevant authorities at the provincial governments, with an exception for those projects with a total investment over RMB500 million, for which the approval from the competent authority under the State Council is required. In addition, all new bauxite projects should have an annual production capacity of not less than 300,000 tonnes with a service period of over 15 years; (ii) all new alumina projects must obtain approval from the State Council. Alumina projects that consume domestic bauxite mines must have an annual production capacity of over 800,000 tonnes and the service duration of bauxite mines must exceed 30 years. Alumina projects which consume imported bauxite mines must have an annual production capacity of over 600,000 tonnes and have reliable supply of bauxite. Raw materials supplied under long-term purchase agreements with terms of over five years must exceed 60% of the total raw material demand; (iii) all new aluminum projects must be approved by the State Council. In the near future, approval will only be granted to environmental protection upgrade projects and those projects under state plan to replace outdated equipments. All upgrade or replacement projects must have reliable supplies of alumina and power and transportation access.

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

The Electric Power Law of the People's Republic of China and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements. In October 2007, Chinese government issued the "Notice on Further Solutions of the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises have been gradually abolished.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

Import taxes on alumina and primary aluminum have been eliminated. The export tax rate for certain primary aluminum products has been 15% since August 1, 2007.

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

The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, water and residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority.

Penalties for breaching the Environmental Protection Law include a warning, payment of damages and imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

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

If mining activities result in damage to arable land, grassland or afforested area, the mining operator must take measures to return the land to an arable state within the prescribed time frame. Any entity or individual which fails to aluminum its remediation obligations may be fined and denied application for land use rights for new land by the relevant land and natural resources authorities.

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

Tax Laws and Regulation

In March 2007, the PRC government promulgated the Enterprise Income Tax Law which became effective from January 1, 2008. The Enterprise Income Tax Law imposes a single income tax rate of 25% on both domestic and foreign invested enterprises. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including preferential tax rates of 15%. The Enterprise Income Tax Law provides for a five-year transitional period for those entities that enjoy preferential tax treatment. On December 6, 2007, PRC government promulgated the Enterprise Income Tax Law Implementation Rules which also became effective on January 1, 2008.

C. Organizational Structure

Below is a summary of our corporate structure and principal subsidiaries:

Company	Percentage of ownership interest attribution to the Company	Principal activities

Baotou Aluminum Co., Limited	100%	Manufacture and distribution of primary aluminium, aluminium alloy and related fabrication products and carbon products
Chalco Hong Kong Ltd.(1)	100%	Overseas investments and alumina import and export activities
Chalco Ruimin Company Limited	90.12%	Manufacture of aluminium, magnesium and related alloy products; export activities
Chalco Southwest Aluminum Company Limited	60%	Manufacture and distribution of metal materials; sales of general machinery and equipment
Chalco Southwest Aluminum Cold Rolling Company Limited	100%	Rolling aluminium and aluminium alloy processing; development of high precision aluminium strip production technology; import and export activities
Chalco Zunyi Alumina Co., Ltd.	67%	Manufacture and distribution of alumina
China Aluminum International Trading Co., Ltd.	90.50%	Import and export activities
China Aluminum Mining Co., Ltd.	100%	Mining operations; manufacture of nonferrous metal products
Fushun Aluminum Co., Ltd.	100%	Aluminum smelting, manufacture and distribution of nonferrous metals
Gansu Hualu Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum
Henan Aluminum Company Limited	90.03%	Manufacture and distribution of aluminium and alloy related products
Jiaozuo Wanfang Aluminum Manufactory Co., Ltd	29%	Aluminum smelting, manufacture and distribution of nonferrous metals
Shandong Huayu Aluminum and Power Co., Ltd.	55%	Manufacture and distribution of primary aluminum
Shanxi Huasheng Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products
Shanxi Huaze Aluminum and Power Co., Ltd.	60%	Manufacture and distribution of primary aluminum and anode carbon products; electric power generation
Xincheng Construction Supervisory Services Company Limited	100%	Supervisory services for construction projects
Zhongzhou Aluminum Construction Company Limited	100%	Construction and engineering services for mining industry
Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum

(1)	Chalco Hong Kong Ltd. is incorporated in Hong Kong and all other principal subsidiaries are incorporated in the PRC.

D. Property, Plants and Equipment

Mines

The following map sets forth details of the area surrounding Pingguo Mine, our largest mine:

N
JIAOMEI AREA
NADOU AREA
TAIPING AREA
Taiping Village
Natong Mine Office, Crusher & Washing
Xinxu Village
Proposed Phase III Mine Site
Neiyin Mine Office, Crusher & Washing
You River
Company Office & Refinery
Pingguo County
Guangxi Zhuang Autonomous Region

LEGEND

- Roadway
- Waterway
- Fault
- Geology fold syncline
- Geology fold anticline
- Mining Right boundary
- Existing pit
- Planned pit
- Office or workshop
- Town or village

0 2 4km
SCALE

PINGGUO PLANT

PINGGUO MINE

AS OF DECEMBER 2008

(SRK Mining Report)

The Guangxi Pingguo plant, located in the Guangxi Zhuang Autonomous Region, commenced operations in 1994. The surrounding infrastructure includes roadways and waterways.

Modernization and Physical Condition, Equipment, Infrastructure and Other Facilities

We have modern facilities at our mines, which were designed by professional PRC mine design institutes and adhere to international standards. Our mines are either open pit or underground. Our mines will generally have mining offices and transportation facilities that have access to local roads and highways. In addition, we utilize large- and small-capacity crushers with dual systems, washers and related heavy equipment such as bulldozers and scrapers.

Source of Power and Water

All of our mining facilities are connected to the local or regional electric power grids. Certain jointly owned mines that are in more remote areas depend on diesel powered equipment, which can be purchased at public markets. In addition, our mining facilities are connected to reliable water sources such as lakes, rivers or underground sources, all of which are sufficient for the requirements of each mine.

Land

Chinalco leases to us 461 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 63.3 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

*

455 pieces of allocated land with an area of approximately 63.1 million square meters, for which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights; and

*	six pieces of land with an area of approximately 202,000 square meters for which Chinalco has paid the land premiums and has been granted land use rights certificates.

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

Buildings

Our principal executive offices, which we lease from Chinalco, are located at No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082.

Pursuant to the reorganization in connection with our initial public offering in 2001, Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses. Chinalco retained buildings and properties for its other operations. The buildings transferred to us comprise 4,631 buildings with an aggregate gross area of approximately 4.2 million square meters. These buildings may be sold or transferred only with the consent of Chinalco and in accordance with applicable land transfer procedures. Chinalco has undertaken to provide its consent and the necessary assistance to affect land grant procedures to ensure that our buildings can be legally transferred or sold.

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 59 buildings to Chinalco, with an aggregate gross area of approximately 62,819 square meters. Chinalco leases 100 buildings to us, with an aggregate gross area of approximately 273,637 square meters. The lease terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco has obtained proper land and building title certificates for all of the buildings it leases to us. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Haidian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which, the aggregated gross floor area we lease under such tenancy agreement has been increased to 30,187.9 square meters.

For environmental issues in relation to the utilization of our assets, please refer to "Item 4. Information on the Company - Business Overview - Environmental Protection".

Our Expansion

Our capital expansion plan for 2010 requires a total of approximately RMB14.6 billion in capital expenditures for technology upgrading and expansion projects to increase our annual production capacity. In 2010, our annual production capacities of alumina and aluminum fabrication are expected to increase by approximately 1.6 million tonnes and 385,000 tonnes, respectively. For more information, see "Item 5. Operating and Financial Review and Prospects - Capital Expenditures and Capital Commitments".

The following table shows the expected aggregate effects of our expansion and improvement plans for our alumina, primary aluminum and aluminum fabrication production facilities for 2010:

Planned Capital Investment for 2010	Production Capacity as of December 31, 2009	Expected Production Capacity as of December 31, 2010

(in billions RMB)	(in thousand tonnes)

Alumina(1)	6.4	11,277.0	12,877.0
Primary aluminum	5.5	3,979.2	3,979.2
Aluminum fabrication(2)	2.7	1,327.0	1,712.0

	14.6

(1)	Including 800,000 tonnes of expected capacity as of December 31, 2010 from Chalco Zunyi and 800,000 tonnes of expected capacity as of December 31, 2010 from Chongqing branch.

(2)

Including 250,000 tonnes of expected capacity as of December 31, 2010 from Chalco Southwest Aluminum Cold Rolling, 250,000 tonnes of expected capacity as of December 31, 2010 from Chalco Ruimin and 35,000 tonnes of expected capacity as of December 31, 2010 from Northwest Aluminum.

Capital expenditures are expected to further expand our alumina and primary aluminum production capacities to further enhance synergies arising from economies of scale, vertical integration and unit cost reductions. In 2010, we will continue the expansion and restructuring of our primary aluminum, alumina and aluminum fabrication projects, including the following:

*

Chalco Southwest Aluminum Cold Rolling aluminum fabrication project. This project is expected to be completed in 2010, and we expect the completion of this project to increase our annual aluminum fabrication capacity by 250,000 tonnes. We expect to invest RMB1.64 billion in this project and had invested RMB1.25 billion by the end of 2009.

*

Chalco Ruimin aluminum fabrication project. This project is expected to be completed in 2010, and we expect to invest RMB2.87 billion in this project. By the end of 2009, we had invested RMB1.68 billion and this project had an annual project capacity of approximately 150,000 tonnes as of December 31, 2009. We expect this project to further increase our aluminum fabrication production capacity by approximately 100,000 tonnes in 2010 when it is completed.

*

Chalco Zunyi alumina project. This project is expected to be completed in 2010, and we expect the completion of this project to increase our annual alumina production capacity by 800,000 tonnes. The total investment for this project is RMB4.41 billion and we had invested RMB3.65 billion by the end of 2009.

*

Chongqing branch alumina project. This project is expected to be completed in 2010, and we expect the completion of this project to increase our annual alumina production capacity by 800,000 tonnes. We expect to invest RMB4.97 billion in this project and we had invested RMB4.22 billion by the end of 2009.

*

Northwest Aluminum aluminum foil project: This project is expected to be completed in 2010, and we expect the completion of this project to increase our annual aluminum foil production capacity by 35,000 tonnes.

*

Gansu Hualu production safety and environmental protection project: This project was undertaken to enhance our production safety and environmental protection procedures and is expected to be completed in 2011. We expect the completion of this project to increase our annual primary aluminum production capacity by 70,000 tonnes.

*

Liancheng branch modernization and environmental protection project: This project was undertaken to enhance our environmental protection procedures and modernize our facilities, which will involve the replacement of outdated equipment, and is expected to be completed in 2011. We expect the completion of this project to increase our annual primary aluminum production capacity by 388,000 tonnes.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations and the proceeds from medium-term and long-term debt financing.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited financial statements and selected historical financial data, in each case together with the accompanying notes included elsewhere in this annual report. This section contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in "Item 3. Key Information - Risk Factors".

The IFRS financial information discussed in this section has been restated after taking into account the effects of common control business combinations that took place in 2008 and 2009, which were accounted for using merger accounting. See Note 5 to our consolidated financial statements.

A. Overview

We are the largest producer of alumina, primary aluminum and aluminum fabrication products in China. We were the third largest producer of alumina and the fourth largest producer of primary aluminum in the world in terms of production volume for the year ended December 31, 2009. We are engaged principally in alumina refining, primary aluminum smelting and aluminum fabrication. We organize and manage our operations according to the following key product categories:

*

Alumina segment, which consists of the mining of bauxite and refining bauxite into alumina. Our alumina are sold internally to our primary aluminum smelters and externally to smelters outside our Group. This segment also includes the trade of alumina and the production and sale of alumina chemical products and gallium.

*

Primary aluminum segment, which consists of the procurement and smelting of alumina to produce primary aluminum. Our primary aluminum is sold internally to our aluminum fabrication plants and external customers. This segment also includes the production and sale of carbon products and aluminum alloy products.

*

Aluminum fabrication segment, which consists of the procurement and processing of primary aluminum and other raw materials to produce aluminum fabrication products, such as casts, planks, screens, extrusions, forges, powder and die castings. All our aluminum fabrication products are sold to external customers.

Our other activities include research and development activities, the provision of products and services relating to our aluminum business and other ancillary activities.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas in our financial reporting involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to our consolidated financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our financial statements.

Property, Plant and Equipment

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured at the higher of fair value less costs to sell and value-in-use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the assets belong. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets and is not larger than operating segment. Estimates of future cash flows include the cash inflows from continuing use of the asset and cash outflows to prepare the asset for use that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset. If applicable, estimates also include net cash flows to be received (or paid) for the disposal of the asset at the end of its useful life. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volume of products and costs of production. If there is an indication of impairment, the carrying amount of such assets is written down to its recoverable amount. In addition, we determine the estimated useful lives of our property, plant and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previous estimates, and will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Results in actual transactions could differ from those estimates used to evaluate the useful lives and impairment of such long-lived assets.

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the Group's share of the net identifiable assets of subsidiaries/jointly controlled entities/associates acquired at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of jointly controlled entities and associates is included in investments in jointly controlled entities and associates respectively. Goodwill is tested annually or when an indication of impairment exists for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Inventories

The Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, we have made estimates and assumptions relating to selling price, costs of conversion, selling expenses and related tax expense to calculate their net realizable value. It is reasonably possible that if there is a significant change in the Group's business operations and external conditions, the net realizable value within the next fiscal year would be significantly affected.

Income Tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of receivables and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group recorded deferred income tax assets amounting to approximately RMB1,818 million as at December 31, 2009 (2008: approximately RMB882 million). Deferred income tax assets are recognized based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the Group's results or financial position.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Note 2 to our audited consolidated financial statements.

Factors Affecting Our Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of factors. Our financial statements may not be indicative of our future earnings, cash flows or financial position for a number of reasons including those described below.

Prices of and Demand for Primary Aluminum

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the Shanghai Futures Exchange ("SHFE") spot prices. SHFE primary aluminum spot prices generally reflect LME primary aluminum spot prices, but also account for international transportation costs, import tariffs, value-added tax and other import-related costs. Fluctuations in the SHFE spot prices, and LME spot prices by extension, have a significant effect on our operating results. Primary aluminum prices on the SHFE and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on the LME and SHFE in the periods indicated.

2007	2008	2009

(U.S. dollar per tonne)

LME	2,661.0	2,573.0	1,664.0
Shanghai Futures Exchange(1)	2,294.0	2,180.0	1,993.5

(1)	Translated into U.S. dollars at U.S. dollar 1.00 = RMB6.8307, being the annual average for 2009.

During 2009, the international and domestic prices of primary aluminum fluctuated significantly as a result of the international financial crisis and global recession. In early 2009, the spot price of aluminum on the LME and SHFE reached an annual low of US$1,288 per tonne and RMB11,405 per tonne respectively. However, since March 2009, the prices of and demand for aluminum have increased due to the recovery of the global economy, the introduction of stimulus packages worldwide and the purchase of non-ferrous metals by the PRC government for the national reserve. As a result, the spot price of aluminum on the LME and SHFE reached a high of US$2,265 per tonne and RMB16,850 per tonne respectively in 2009. In 2009, our average selling prices of primary aluminum decreased by 19.7% from 2008, compared to the decrease in the average spot price of aluminum on the LME and the SHFE, of 35.3% and 21.5%, respectively, for the same period.

In 2009, the global output of primary aluminum reached approximately 37.68 million tonnes, representing a decrease of 5.7% from 2008. The global consumption of aluminum reached approximately 34.28 million tonnes, representing a decrease of 10.1% from 2008. Domestic consumption of primary aluminum in China increased by 10.4% in 2009 from the prior year, compared with a decrease of 1.5% of the domestic output of the primary aluminum in the same period. Aluminum imports into China increased substantially in 2009 to account for the growth difference.

Since 2003, we have entered into a number of one-year primary aluminum sales contracts, pursuant to which the sales price is the weighed average price of the contract's delivery period on the Shanghai Futures Exchange. We sold approximately 1.3 million tonnes under these contracts in 2009, representing 37.8% of our primary aluminum production volume and 35.0% of our external sales volume.

Prices of and Demand for Alumina

We sell our alumina products by way of spot sales and under long-term contracts. We price our alumina products according to the nature of the sale as described below.

We set uniform prices for all our external sales of alumina by reference to alumina prices quoted in reference markets. Our pricing generally takes into account:

*	alumina imports into China, CIF Chinese ports;

*	international transportation costs;

*	the applicable value-added tax;

*	import related fees;

*	our short-term and mid-term projections for the supply and demand of alumina; and

*	domestic demand and supply.

In 2009, the international and domestic spot prices of alumina fluctuated significantly. The spot price of alumina in the international market reached a high of approximately US$347 per tonne and bottomed out at approximately US$180 per tonne. The spot price of alumina in the domestic market similarly reached a high of RMB2,700 (US$396 ) per tonne and bottomed out at RMB1,800 (US$264) per tonne. In 2009, our average selling price of alumina was RMB2,269 (US$332.2) per tonne, representing a year-on-year decrease of 28.4%, and the average import price of alumina was US$253 per tonne, representing a year-on-year decrease of 29.1%.

The global output of alumina for 2009 was approximately 72.66 million tonnes, representing a year-on-year decrease of 8.1%. The global alumina consumption reached approximately 72.36 million tonnes, representing a year-on-year decrease of 7.8%. In response to the economic recovery, global alumina manufacturers began to increase their production in the third quarter of 2009. As of the end of December 2009, the production utilization rate of global alumina manufactures had reached approximately 81%, while that of alumina manufacturers in China was approximately 90%. In 2009, domestic output of alumina products reached approximately 23.82 million tonnes, representing a year-on-year increase of 4.6%. Domestic consumption of alumina was approximately 26.43 million tonnes, representing a year-on-year decrease of 1.0%. In 2009, alumina imported into the PRC amounted to approximately 5.14 million tonnes, representing a year-on-year increase of 12.2%.

Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME price for primary aluminum. We have entered into a number of domestic long-term alumina sales contracts with terms ranging from three to five years, pursuant to which the sales price is determined by reference to the three-month primary aluminum prices on the SHFE. As a result, fluctuations in primary aluminum prices on the SHFE can affect our alumina prices under these long-term contracts, and the effect of such fluctuations may become more pronounced as we increase the proportion of our alumina sales conducted under long-term contracts. We sold approximately 2.36 million tonnes of alumina under long-term contracts in 2009, representing 53.1% of our alumina sales volume. As we continue to establish long-term relationships with major customers, we expect a majority of our alumina sales will eventually be sold under long-term contracts.

Electricity Costs

Smelting operations require a substantial and continuous supply of electricity and electricity cost is the most significant cost component in our primary aluminum production. Electricity accounted for approximately 42.0% of our unit production cost for primary aluminum in 2009.The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to or the destruction of production equipment and facilities.

The preferential electricity prices formerly enjoyed by Chinese primary aluminum enterprises in 2007 were gradually reduced during 2008 and completely eliminated in 2009. The implementation of this policy has increased the operating costs of primary aluminum producers in China. Our average annual electricity price decreased by 5.4% in 2009. In 2009, nine of our primary aluminum smelters were selected to participate in a direct electricity purchase program, which allows those smelters to purchase electricity directly from power generation enterprises at prices set by such power generation enterprises and us, which we believe will be lower than market rates. Five of our primary aluminum smelters with an aggregate annual production capacity of approximately 755,000 tonnes, representing approximately 19.0% of our primary aluminum capacity as of December 31, 2009, have entered into direct electricity supply agreements under this program, and the remaining four of our primary aluminum smelters are negotiating similar agreements.

We have implemented energy conservation measures at a number of our production facilities, mainly by streamlining production processes and improving our product portfolio. As a result, the total energy consumption of our primary aluminum segment in 2009 decreased by 18.1% from 2008 despite a 5.8% increase in output during the same period.

Acquisitions

Our results of operations and financial condition have been and will continue to be affected by our historical acquisitions of subsidiaries, associates and branch facilities. These acquisitions have allowed us to expand our production capacities and achieve vertical integration within the aluminum market value chain in a short timeframe. We believe these acquisitions will position us to increase and diversify our revenue stream, stabilize our results of operations through greater control of downstream markets and expand our market share in China's aluminum industry. We have relied on cash on hand and equity and debt financing to fund these acquisitions. In 2007 and 2008, we made a series of acquisitions that significantly expanded our primary aluminum and aluminum fabrication capacity. In 2009, we acquired 100% of the equity interest in Zhongzhou Construction, Hongrui Chemical, Xincheng and the limestone mine business of Zhongzhou Aluminum Fengying Company Ltd., which enhanced our ability to provide engineering and construction services and supervisory services for construction projects. To realize the intended economic benefits of these acquisitions, we must increase our revenues sufficiently to recover our capital expenditure and offset other costs resulting from the acquisitions, see "- Sales and Facility Utilization Rates".

Sales and Facility Utilization Rates

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. Beginning in the fourth quarter of 2008 and continuing through the second quarter of 2009, the cost of alumina purchased from certain of our refineries exceeded the prices of alumina available from other sources. We increased our external purchases of alumina in 2009 for trading and production purposes, which decreased our utilization of certain alumina refineries as a consequence.

Debt and Financing Costs

Our financing costs consist predominantly of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China has regulated the interest rates for commercial loans chargeable by state-owned banks from time to time as part of the PRC government's efforts to regulate the PRC economy. Such interest rates increased from the beginning of 2008 until the fourth quarter of 2008 when they decreased. In 2009, we incurred interest expense of RMB2.3 billion on our borrowings recognized in the statement of comprehensive income, representing a 23.3% increase from 2008, and interest expense of RMB880.3 million on our borrowings attributable to the construction of property, plant and equipment was capitalized in property, plant and equipment. Such increase was primarily due to an increase in the outstanding principal amount on bank loans and other borrowings, including short-term and long-term bonds and medium-term notes.

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenue from our consolidated statements of comprehensive income for the periods indicated:

Year ended December 31,

2008	2009

(%)	(%)

Revenue	100.0	100.0
Cost of sales	(92.5)	(98.3)

Gross profit	7.5	1.7
Other gains, net	0.4	(0.1)
Selling and distribution expenses	(2.0)	(1.8)
General and administrative expenses	(3.3)	(4.2)
Research and development expenses	(0.2)	(0.3)

Operating profit	2.4	(4.7)
Finance costs, net	(2.2)	(3.0)

Operating (loss)/profit after net finance costs	0.2	(7.7)

Sales to Chinalco and its subsidiaries, jointly-controlled entities, associates and other related parties accounted for approximately 9.7% and 10.9% of consolidated revenue for the years ended December 31, 2008 and 2009, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" and Note 35 to our audited consolidated financial statements.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Results of Operations

We incurred net loss attributable to equity holders of RMB4,642.9 million for the year ended December 31, 2009, compared with a net profit of RMB19.5 million for the year ended December 31, 2008.

Revenue

Our revenue decreased by 8.4% from RMB76,728.1 million for the year ended December 31, 2008 to RMB70,268.0 million for the year ended December 31, 2009, primarily due to the decrease in the prices of our products. Our average selling prices of alumina and primary aluminum decreased by 28.4% and 19.7%, respectively, in 2009 from the prior year. The significant decrease in the average price of our products reflects the effect of the global recession, particularly from the fourth quarter of 2008 through early 2009, which significantly reduced demand for our products from major aluminum consuming industries such as the automobile, transportation and construction industries. The decrease in revenue was partially offset by the increase in the external sales volumes of alumina and primary aluminum, reflecting the increased demand for these products as the global economy started to recover in the second half of 2009.

Cost of Sales

Our cost of sales decreased by 2.7% from RMB70,960.7 million for the year ended December 31, 2008 to RMB69,079.4 million for the year ended December 31, 2009, primarily due to the decrease in the prices of certain raw materials and production input such as bauxite, alumina, fuel and electricity that reduced our per unit cost and the implementation of our cost reduction efforts, including our efforts to reduce energy consumption. The decrease in cost of sales was partially offset by the increase in the sales volume in our alumina and primary aluminum segments.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 19.1% from RMB1,562.8 million for the year ended December 31, 2008 to RMB1,264.9 million for the year ended December 31, 2009, primarily due to the decrease in the transportation, loading and packaging expenses as a result of our efforts to optimize logistics management and allocate production among our production sites to minimize delivery costs.

General and Administrative Expenses

Our general and administrative expenses increased by 17.9% from RMB2,507.0 million for the year ended December 31, 2008 to RMB2,956.5 million for the year ended December 31, 2009, primarily due to the early retirement benefits and severance compensation that we paid in connection with the implementation of early retirement schemes and employment reduction plans at a number of branches and subsidiaries.

Research and Development Expenses

Our research and development expenses increased slightly from RMB177.5 million for the year ended December 31, 2008 to RMB177.8 for the year ended December 31, 2009.

Impairment Loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment increased significantly from RMB1.3 million for the year ended December 31, 2008 to RMB623.8 million, primarily due to the selective retirement of certain property, plant and equipment which resulted in an impairment loss of RMB624 million as the result of our implementation structural adjustments. As part of our ongoing effort to optimize operations, we discontinued the use of certain production equipment in 2009 and reduced the carrying amount of such equipment to our estimated net proceeds, or recoverable amount, from disposal of such equipment.

Other Income

Other income increased by 49.9% from RMB100.8 million for the year ended December 31, 2008 to RMB151.1 million for the year ended December 31, 2009, primarily due to an increase in government grants. In 2009 we received government grants of RMB151 million in the form of government subsidies for electricity costs, our environmental protection projects and research and development efforts, whereas in 2008 we received government grants of RMB101 million.

Other Gains, Net

Our net other gains increased from RMB212.8 million for the year ended December 31, 2008 to RMB403.8 million for the year ended December 31, 2009, primarily due to an increase in realized gain on futures and option contracts of RMB167.6 million.

Operating Loss

As a result of the foregoing, we incurred operating loss of RMB3,279.4 million for the year ended December 31, 2009, compared with an operating profit of RMB1,832.4million for the year ended December 31, 2008.

Finance Costs, Net

Our net finance cost increased by 25.0% from RMB1,709.7 million for the year ended December 31, 2008 to RMB2,137.8 million for the year ended December 31, 2009, primarily due to the increase in interest expenses as the result of the increase in our bank loans and other borrowings, partially offset by the decrease in our effective interest rate.

Income Tax Benefit

Our income tax benefit increased significantly from RMB34.2 million for the year ended December 31, 2008 to RMB711.0 million for the year ended December 31, 2009, primarily due to our recognition of deferred income tax assets in respect of the losses we incurred in 2009. The deferred income tax assets are expected to be realized in future utilization periods.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately prepare the accounting for our alumina, primary aluminum and aluminum fabrication segments as well as other segment operations. Unless otherwise indicated, also included in these segments are other revenues derived from activities such as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials and providing services including transportation and research and development to third parties. Interest income included in net finance costs is not attributed to any segments. For additional data and information relating to our business segments and segment presentation, see Note 24 to our audited consolidated financial statements.

The following table sets forth a breakdown of our revenue by segment and the contribution of external sales and inter-segment sales for the periods indicated.

Before elimination of inter-segment Sales		After elimination of inter-segment sales

Year Ended December 31,

2008	2009	2009	2009
RMB (in millions)	RMB (in millions)%		%

Revenue
Alumina:
External sales	14,808.9	11,202.8	13.7	15.9
Inter-segment sales	16,431.4	8,948.4	10.9

Total	31,240.3	20,151.2	24.6

Primary aluminum:
External sales	48,467.2	46,382.5	56.6	66.0
Inter-Segment sales	3,158.6	2,715.4	3.3

Total	51,625.8	49,097.9	59.9

Aluminum fabrication:
External sales	10,899.7	9,019.2	11.0	12.8

Total	10,899.7	9,019.2	11.0

Corporate and others
External sales	2,552.3	3,663.5	4.5	5.3

Total Revenue before
Inter-segment eliminations	96,318.1	81,931.8	100.0
Eliminations of inter-segment sales	(19,590.0)	(11,663.8)

Consolidated total revenue	76,728.1	70,268.0		100.0

The following table sets forth segment results by segment for the periods indicated.

Year ended December 31,

	2008	2009

(RMB in millions)

Alumina:
Revenue	31,240.3	20,151.2
Total operating expenses(1)	(29,767.8)	(22,599.7)

Segment results	1,472.5	(2,448.5)

Primary aluminum:
Revenue	51,625.9	49,097.9
Total operating expenses(1)	(51,110.1)	(49,012.0)

Segment results	515.8	85.9

Aluminum Fabrication:
Revenue	10,899.7	9,019.2
Total operating expenses(1)	(11,217.8)	(9,631.0)

Segment results	(318.1)	(611.8)

Corporate and others
Revenue	2,552.4	3,663.5
Total operating expenses(1)	(2,656.3)	(3,854.7)

Segment results	(103.9)	(191.2)

Elimination	266.1	(113.8)

Total operating profit/(loss)	1,832.4	(3,279.4)

(1)	Primarily consist of cost of sales, general and administrative expenses and selling and distribution expenses attributable to each segment

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008.

Alumina Segment

Revenue. Total revenue generated by the alumina segment decreased by 35.5% from RMB31,240.3 million for the year ended December 31, 2008 to RMB20,151.2 million for year ended December 31, 2009, primarily due to decrease in the price of alumina in 2009.

The revenue from external sales in the alumina segment decreased by 24.4% from RMB14,809 million for the year ended December 31, 2008 to RMB11,203 million for year ended December 31, 2009, primarily due to the decrease in the selling price of alumina partly offset by a slight increase in sales volume. The external average selling price of alumina decreased by 28.4% from RMB2,710 per tonne for the year ended December 31, 2008 to RMB1,939 per tonne for the year ended December 31, 2009. The external sales volume of alumina increased by 4.0% from 4,264,400 tonnes (including 1,134,800 tonnes from pure-trading activities) for the year ended December 31, 2008 to 4,436,600 tonnes (including 1,603,600 tonnes from pure-trading activities) for the year ended December 31, 2009. The external sales volume of self-produced alumina decreased by 296,600 tonnes and the trading volume of alumina traded by us increased by 468,800 tonnes from 2008 to 2009.

Revenue from internal sales of alumina to our smelters decreased by 45.5% from RMB16,431.4 million for the year ended December 31, 2008 to RMB8,948.4 million for year ended December 31, 2009, primarily due to a decrease in the volume and selling price of internal sales of alumina as a result of increased competition and challenging market conditions.

Cost of Sales. The total cost of sales for our alumina segment decreased for the year ended December 31, 2009 due to the decrease in the prices of raw materials and the implementation of our cost reduction measures, including our efforts to reduce energy consumption.

Segment Results. Our alumina segment incurred an operating loss of RMB2,449 million for the year ended December 31, 2009, compared with an operating profit of RMB1,472.5 million for the year ended December 31, 2008.

Primary Aluminum Segment

Revenue. Total revenue generated by the primary aluminum segment decreased by 4.9% from RMB51,626 million for the year ended December 31, 2008 to RMB49,098 million for year ended December 31, 2009, primarily due to the decrease in the selling price of primary aluminum.

Revenue from external sales of the primary aluminum segment decreased by 4.3% from RMB48,467.2 million for the year ended December 31, 2008 to RMB46,383 million for the year ended December 31, 2009, primarily due to the decrease in the selling price of primary aluminum, partly offset by a 23% increase in sales volume from 3,101,300 tonnes to 3,814,600 tonnes. Our external average selling price of primary aluminum decreased by 19.7% from RMB14,742 per tonne for the year ended December 31, 2008 to RMB11,835 per tonne for the year ended December 31, 2009.

Revenue from internal sales of primary aluminum to our aluminum fabrication plants decreased by 14.1% from RMB3,159 million for year ended December 31, 2008 to RMB2,715 million for the year ended December 31, 2009, primarily due to the decrease in the production volume at our aluminum fabrication plants for the year ended December 31, 2009 compared to the prior year and the decrease in the selling price of our primary aluminum.

Cost of Sales. The total cost of sales for our primary aluminum segment decreased for the year ended December 31, 2009 due to the decrease in the prices of raw materials and the implementation of our cost reduction measures, including our efforts to reduce energy consumption. Our decrease in cost of sales was partly offset by the increase in our external sales volume.

Segment Results. The operating profit of our primary aluminum segment decreased by 83.3% from RMB516 million for the year ended December 31, 2008 to RMB86 million for the year ended December 31, 2009.

Aluminum Fabrication Segment

Revenue. Total revenue generated by the aluminum fabrication segment decreased by 17.3% from RMB10,900 million for the year ended December 31, 2008 to RMB9,019.2 million for the year ended December 31 2009, primarily due to the decrease in demand from end-user markets.

Cost of Sales. The total cost of sales for our aluminum fabrication segment decreased for the year ended December 31, 2009 due to the decrease in the prices of raw materials and the implementation of our cost reduction measures, including efforts to reduce energy consumption.

Segment Results. The total operating loss of our aluminum fabrication segment increased by 92.5% from RMB318.1 million for the year ended December 31, 2008 to RMB611.8 million for the year ended December 31, 2009.

B. Liquidity and Capital Resources

Historically, our primary sources of funding have been cash generated from operating activities, prepayments and deposits from customers, borrowings and proceeds from equity or debt offerings. Our primary uses of funds have been working capital for production, capital expenditures and repayments of short-term, medium-term and long-term borrowings.

Our current assets amounted to RMB36,333.9 million as of December 31, 2009, representing a decrease of RMB6,223.1 million from RMB42,557.0 million as of December 31, 2008, primarily due to a decrease in cash and cash equivalents of RMB8,582.5 million, partly offset by an increase in trade and notes receivable. We require our customers to make deposits or prepayments for alumina and primary aluminum purchases, and the total balance of deposits and prepayments that we had received was RMB989.7 million as of December 31, 2009. However, in 2009, we repaid two short-term bonds with an aggregate principal amount of RMB5,000 million, which were issued in 2008 for working capital purposes. As of December 31, 2009, our bank balances and cash amounted to RMB7,858.8 million, representing a decrease of 51.8% from RMB16,297.4 million as of December 31, 2008. Our trade and notes receivable amounted to RMB3,203.1 million as of December 31, 2009, representing a increase of RMB1,151.0 million from RMB2,052.1 million as of December 31, 2008, primarily due to a 143.8% increase in notes receivable from RMB732.4 million as of December 31, 2008 to RMB1,785.6 million as of December 31, 2009. This increase in trade and notes receivable was primarily attributable to our aluminum fabrication segment, which extends credit terms to customers, but also reflected the general increase in sales activities since the second half of 2009. The average turnover days of trade receivable in 2009 was seven days, compared to six days in 2008.

As of December 31, 2009, our current liabilities amounted to RMB40,029.9 million, representing a 3.6% increase from RMB38,622.1 million as of December 31, 2008. Our current liabilities increased primarily due to an increase in total short-term borrowings from RMB22,290.2 as of December 31, 2008 to RMB25,819.8 million as of December 31, 2009. Trades and notes payable, which primarily represented amounts due to suppliers of raw materials, also increased by RMB1,347.0 million in line with the increase in production activities since the second half of 2009. Our increase in current liabilities was partly offset by a decrease in other payables and accrued expenses from RMB11,366.9 million as of December 31, 2008 to RMB7,928.0 million as of December 31, 2009.

As of December 31, 2009, we had net current liabilities of RMB3,696.0 million as compared with our net current assets of RMB3,934.9 million as of December 31, 2008. As of December 31, 2009, our current ratio (current assets/current liabilities) was 0.91 compared with 1.10 as of December 31, 2008. Our quick ratio ((current assets - inventories)/current liabilities) was 0.40 compared with 0.59 in 2008.

During the past three years, we engaged in debt financing to fund our operations and business expansion. On June 13, 2007, we issued long-term corporate bonds with maturity of ten years in the principal amount of RMB2 billion. The fixed annual coupon and effective rates of these bonds are 4.50% and 4.64%, respectively. In June 2008, we issued medium-term notes in the principal amount of RMB5 billion with three-year terms for operating cash flows and capital expenditures. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively. In October 2008, we issued medium-term notes with a total face value of RMB5 billion at par with five-year terms for operating cash flows and capital expenditures. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively.

As of December 31, 2009, our gearing ratio (net debts/total capital as defined in Note 3.3 to our audited consolidated financial statements) was approximately 58.3% as of December 31, 2009 as compared with approximately 51.8% as of December 31, 2008.

Our current assets amounted to RMB42,557.0 million as of December 31, 2008, representing an increase of RMB12,225.1 million from RMB30,331.9 million as of December 31, 2007, primarily due to an increase in cash and cash equivalents of RMB7,157.1 million, partly offset by a decrease in trade and notes receivable. We require our customers to make deposits or prepayments for alumina and primary aluminum purchases, and the total balance of deposits and prepayments that we had received was RMB1,107.8 million. As of December 31, 2008, our bank balances and cash amounted to RMB16,297.4 million, representing an increase of 80.0% from RMB9,056.4 million as of December 31, 2007. Our trade and notes receivable amounted to RMB2,052.1 million as of December 31, 2008, representing a decrease of RMB1,686.1 million from RMB3,738.2 million as of December 31, 2007. The average turnover days of trade receivable in 2008 was six days, compared to four days in 2007.

As of December 31, 2008, our current liabilities amounted to RMB38,622.1 million, representing a 63.3% increase from RMB23,646.3 million as of December 31, 2007. Our current liabilities increased primarily due to an increase in total short-term borrowings and current portion of long-term borrowings increased by RMB10,943.7 million to RMB22,290.2 million as of December 31, 2008 from RMB11,346.5 million as of December 31, 2007. Trade and notes payable, which primarily represented amounts due to suppliers of raw materials, also increased by RMB291.4 million. Our increase in current liabilities was partly offset by a decrease in current income tax liabilities of RMB484.9 million.

As of December 31, 2008, our current ratio (current assets/current liabilities) was 1.10, representing a decrease of 0.18 as compared with 1.28 as of December 31, 2007. Our quick ratio ((current assets - inventories)/current liabilities) was 0.59 compared with 0.63 in 2007.

As of December 31, 2008, our gearing ratio (net debts/total capital as defined in Note 3.3 to our audited consolidated financial statements) was approximately 51.8% as of December 31, 2008 as compared with approximately 34.2% as of December 31, 2007.

Our ability to obtain additional external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

*

obtaining PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which may include one or more approvals from the NDRC, the State Administration of Foreign Exchange, the Ministry of Commerce and the China Securities Regulatory Commission depending on the circumstances;

*	our future operating performance, financial condition and cash flows;

*	the cost of financing and the condition of financial markets; and

*	potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

If we are unable to rollover, extend or refinance our short-term debts as necessary in a timely manner, we may be unable to meet our obligations in connection with debt servicing, trade and notes payable and/or other liabilities when they become due.

In light of our good credit standing and various domestic and overseas financing channels, we believe that we will not experience any difficulty financing capital investments. Our capital expenditures and external investments have historically been mainly financed by cash generated from operating activities, long-term and medium-term borrowings and equity offerings.

Cash Flows and Working Capital

Our cash and cash equivalents as of December 31, 2009 amounted to RMB7,401.4 million, including Renminbi balances and foreign currency deposits of Hong Kong dollar, U.S. dollar, Euro and Australian dollar, which translates into RMB46.8 million, RMB103.8 million, RMB2.4 million and RMB73.1 million respectively. The following table sets forth a summary of our statement of cash flows for the periods indicated:

	Year ended December 31,

	2008	2009

	RMB	RMB
	(in millions)

Net cash generated from/(used in) operating activities:
Cash flows generated from operating activities before taxes and changes in working capital(1)	7,263.7	3,136.2
Net change in working capital(2)	(731.1)	(3,640.7)
PRC income tax paid	(1,508.6)	(201.4)

Total	5,024.0	(705.9)

Net cash used in investing activities:
Purchase of property, plant and equipment and intangible assets	(16,972.3)	(9,611.9)
Purchase of land use rights and leasehold land	(277.4)	(260.7)
Investment in jointly controlled entities	(63.9)	(34.0)
Investment in associates	(30.0)	-
Interest received	6.4	4.8
Net cash used in acquisitions of subsidiaries	(4,610.6)	(99.4)
Others	(259.7)	524.0
Total	(22,207.5)	(9,477.2)

Net cash generated from financing activities:
Drawdown of loans	32,401.4	38,057.5
Repayments of loans	(16,049.1)	(27,644.3)
Proceeds from bonds	15,000.0	-
Repayments of bonds	(3,000.0)	(5,000.0)
Net contributions from owners and minority shareholders	184.8	13.1
Dividends paid by subsidiaries to minority shareholders	(386.9)	(59.5)
Dividends paid to the equity holders of the Company	(1,456.9)	-

Installment payment of shares and bonds issuance expenses	(50.0)	(62.0)
Drawdown/(repayments) of shareholder's loans, net	276.3	(456.3)
Interest paid	(2,549.2)	(3,271.8)

Total	24,370.4	1,576.7

Net Increase/(Decrease) in Cash and Cash Equivalents	7,186.9	(8,606.4)

(1)

Primarily represents profit before income tax expense and minority interest as adjusted for depreciation, loss on disposal of property, plant and equipment, impairment loss on property, plant and equipment, interest income and interest expense.

(2)	Represents changes in inventories, trade and notes receivable, other current assets, trade and notes payable and other payables and accrued expenses.

Net Cash Generated from/(Used in) Operating Activities

For the year ended December 31, 2009, we had a cash inflow before changes in working capital but after adjustments for non-cash items of RMB3,136.2 million and net cash used in operating activities of RMB705.9 million. Net cash used in operating activities primarily reflected our loss before income tax of RMB5,390.6 million, an outflow of RMB3,640.7 million for changes in working capital and income taxes of RMB201.4 million. The cash outflow from changes in working capital consisted primarily of (i) decrease in other payables and accrued expenses of RMB2,967.6 million and (ii) increase in trade and notes receivable of RMB1,342.4 million, primarily due to an increase in sales on credit, partly offset by increase in trade and notes payable of RMB1,585.9 million, which also reflected an increase in production activities as demand for our product started to recover in the second quarter 2009.

For the year ended December 31, 2008, we had a cash inflow before changes in working capital but after adjustments for non-cash items of RMB7,263.7 million and net cash generated from operating activities of RMB5,024.0 million. Net cash flow generated from operating activities consisted primarily of our profit before tax of RMB134.5 million, an outflow of RMB731.1 million for changes in working capital and income tax of 1,508.6 million. The outflow from changes in working capital consisted primarily of (i) increase in inventories of RMB3,856.9 million and (ii) increase in other current assets of RMB1,303.4 million, partly offset by (i) increase in other payables and accrued expenses of RMB3,134.7 million and (ii) decrease in trade and notes receivable of RMB2,023.5 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by 57.3% from RMB22,207.5 million in 2008 to RMB9,477.2 million in 2009, primarily because we selectively slowed down a number of projects. Net cash used in investing activities in 2009 consisted primarily of (i) purchase of property, plant and equipment of RMB9,597.3 million and (ii) purchase of land use rights and leasehold land of RMB260.7 million, partially offset by net cash inflow from settlement of futures contracts of RMB458.0 million.

Net cash used in investing activities was RMB22,207.5 million in 2008, consisting primarily of (i) purchase of property, plant and equipment of RMB16,791.5 million and (ii) payments of consideration for acquisitions of subsidiaries net of cash acquired of RMB4,610.6 million, partially offset by (i) dividend received of RMB33.1 million and (ii) proceeds from disposal of property, plant and equipment of RMB23.3 million.

Net Cash Generated from Financing Activities

Net cash generated from financing activities decreased significantly from RMB24,370.4 million in 2008 to RMB1,576.7 million in 2009, primarily because we did not issue short-term or long-term bonds in 2009 whereas in 2008, we issued short-term and long-term bonds in the aggregate principal of RMB15 billion. Net cash generated from financing activities in 2009 consisted primarily of drawdown of short-term and long-term loans of RMB38,057.5 million, partially offset by (i) repayments of short-term and long-term loans of RMB27,644.3 million and (ii) repayments of short-term bonds of RMB5,000.0 million.

Net cash generated from financing activities was RMB24,370.4 million in 2008, consisting primarily of (i) drawdown of short-term and long-term loans of RMB32,401.4 million and (ii) issuance of short-term and long-term bonds of RMB15,000.0 million, partially offset by (i) repayments of short-term and long-term loans of RMB16,049.1 million and (ii) repayments of short-term bonds of RMB3,000.0 million.

Borrowings and Banking Facilities

As of December 31,

2007	2008	2009	2009

RMB	RMB	RMB	US$
(in thousands)

Short-term borrowings	11,346.5	22,290.2	25,819.8	3,782.6
Including: Short-term bonds	3,051.5	5,152.3	-	-
Long-term borrowings	1,7459.6	36,042.6	37,804.5	5,538.4
Including: Medium-term notes and long-term bonds	1,979.7	11,873.1	11,905.2	1,744.1

Total borrowings	28,806.1	58,332.8	63,624.3	9,321.0

Less: Bank balances and cash	(9,056.4)	(16,297.4)	(7,858.8)	(1,151.3)

Net debts	19,749.7	42,035.4	55,765.5	8,169.7

The aggregate maturities of our outstanding long-term borrowings (including long-term loans, medium-term notes and long-term bonds) as of December 31, 2009 were as follows:

Maturity Date	Principal outstanding as of December 31, 2009

	RMB	US$

(in millions)

2010	2,826.5	414.1
2011	10,909.5	1,598.3
2012	4,153.5	608.5
2013	9,925.4	1,454.1
2014	4,837.3	708.7
After 2014	8,073.5	1,182.6

Total	40,725.7	5,966.3

As of December 31, 2009, except for borrowings of approximately 659.1 million Japanese yen (or equivalent of RMB48.6 million) and approximately US$43.8 million (or equivalent of RMB299.1 million), all the other borrowings were denominated in RMB. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk" for details on the interest rates on the borrowings above.

As of December 31, 2009, we had secured loans of RMB1,443.6 million (including long-term and short-term loans) and we, on a stand-alone basis, provided guarantees in respect of RMB1,170.0 million of long-term loans and RMB700 million of short-term loans, respectively, for our subsidiaries. As of December 31, 2009, Chinalco guaranteed RMB2,315.8 million of our long-term bank loans and RMB180.0 million of our short-term bank loans.

As of December 31, 2009, we had total banking facilities of RMB88,664.4 million. Out of the total banking facilities granted, amounts totaling RMB49,897.7 million had been utilized as of December 31, 2009. Approximately RMB50,834.1 million in bank facilities are subject to renewals in 2010. We believe that we will be able to renew these facilities when they expire. In addition, as of December 31, 2009, we had credit facilities through our primary aluminum futures agent at the LME amounting to RMB117.0 million, of which approximately RMB0.4 million had been utilized. The futures agent has the right to adjust the related credit facilities. As of December 31, 2009, we had total bank balances and cash of RMB7,858.8 million, equivalent to US$1,151.3 million.

Restriction on Cash Dividends

Our PRC subsidiaries are required to set aside a certain amount of their retained profits each year, if any, to fund certain statutory reserves and these reserves may not be distributed as cash dividends. In addition, when our subsidiaries incur debts on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Our directors are of the view that we will continue to be able to meet our borrowing payment obligations as they fall due from cash generated from our operating activities.

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

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may affect current and future exchange rates. We believe that we are able to obtain sufficient foreign exchanges to fulfill the above-mentioned obligations. In addition, our foreign currency denominated short-term bank deposits amounted to RMB226.1million, of which RMB103.8 million was denominated in U.S. dollars, RMB73.1 million was denominated in Australian dollars, RMB46.8 million was denominated in HK dollars and RMB2.4 million was denominated in Euro. Most of our sales are domestic and, as such, we have a limited amount of foreign currency denominated trade and notes receivable. See "Item 11. - Quantitative and Qualitative Disclosures About Market Risks - Foreign Exchange Rate Risk". Our sources of foreign currency include payments from export sales. We do not anticipate that we will incur significant additional foreign currency debts in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends in HK dollars on our H Shares and in U.S. dollars on our ADSs. As of December 31, 2009, we maintained bank balances of US$15.2 million, HK$53.1 million, AUD26.9 million and EUR0.2 million or the aggregate equivalent of approximately RMB318.0 million to satisfy our foreign currency obligations. We believe that we will be able to obtain sufficient foreign exchange to continue satisfying these obligations. We do not use any financial contracts or other arrangements to hedge our currency exposure.

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2009:

Payment due by period

Total	2010	2011-2012	2013-2014	Thereafter

(RMB in millions)

Long-term loans	28,725.7	2,826.5	10,063.0	9,762.7	6,073.5
Medium-term notes	10,000.0	-	5,000.0	5,000.0	-
Long-term bonds	2,000.0	-	-	-	2,000.0
Interest payments	8,204.6	3,264.6	2,819.6	1,498.8	621.6
Operating leases	27,771.4	782.7	1,556.6	1,554.1	23,878.0
Capital commitments for property, plant and equipment	3,918.2	3,918.2	-	-	-
Commitments for capital contribution	222.0	222.0	-	-	-

Total	80,841.9	11,014.0	19,439.2	17,815.6	32,573.1

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by operating segment for the years ended 2008 and 2009, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated.

Year ended December 31

2008	2009

RMB	%	RMB	%
(in millions, except percentages)

Alumina	9,713.2	43.4	5,462.9	52.4
Primary aluminum	10,765.4	48.1	2,804.1	26.9
Aluminum fabrication	1,780.7	7.9	2,055.1	19.7
Corporate and others	143.0	0.6	102.8	1.0

Total	22,402.3	100.0	10,424.9	100.0

In 2009, we spent approximately RMB10.4 billion of our capital expenditures primarily on expanding alumina, aluminum production and aluminum fabrication capacity, the implementation of measures to conserve energy and reduce consumption, the construction of mines and research and development.

Our capital expansion plan for 2010 requires a total of approximately RMB14.6 billion in capital expenditures for technology upgrading and expansion projects to increase our annual production capacity. Of this amount, we expect to use approximately RMB6.3 billion on our alumina projects, approximately RMB5.5 billion on our primary aluminum projects and approximately RMB2.7 billion on our aluminum fabrication projects.

Our capacity expansion plan reflects our focus on vertically integrating our production chain, which consists of bauxite mining, alumina refining, primary aluminum and aluminum fabrication, to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities. We expect our production capacity for alumina, primary aluminum and aluminum fabrication products will reach approximately 12.9 million tonnes, 4.0 million tonnes and 1.7 million tonnes, respectively, by the end of 2010.

As of December 31, 2009, our capital commitments relating to investments in property, plant and equipment amounted to RMB34.4 billion, of which those contracted but not provided for amounted to RMB3.9 billion and those authorized and not contracted amounted to RMB30.5 billion. As of December 31, 2009, our investment commitment amounted to RMB222 million, mainly including RMB202 million and RMB20 million for further capital injection into Chalco Zunyi and Shanxi Taiyue, respectively. Our investment in construction and upgrades of technology as well as external investment and acquisition improved our capacity and output of alumina, primary aluminum and aluminum fabrication products.

We expect to use operating cash flow in meeting such commitments with the shortfall to be satisfied by bank loans, short-term, long-term bonds and medium-term notes.

C. Research and Development

Our department of science and technology coordinates the research and development efforts undertaken at our Research Institute and technology centers at our plants. The Research Institute, the only organization in China dedicated to aluminum research, is responsible for the research and development of technologies for our operations. The technology centers at our plants focus on providing engineering solutions and applying our developed technologies. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

Our total expenditure for research and development was approximately RMB177.5 million and RMB177.8 million for 2008 and 2009 respectively.

D. Trend Information

In 2009, China's GDP growth rate was 8.7%. Due to the global economic recovery, global demand for aluminum products increased in the second half of 2009. We expect global demand for and market prices of alumina, primary aluminum and aluminum fabrication products to increase in 2010. However, we will continue to face challenges in 2010, such as:

*	continued volatility in demand for alumina, primary aluminum and aluminum fabrication products;

*	an increase in production costs resulting from increases in the prices of raw materials, fuel and electricity;

*	increased international competition resulting in part from the elimination of import tariffs on alumina and primary aluminum in 2008; and

*	intensifying domestic competition and growing production capacity of domestic alumina and primacy alumina producers.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

The fourth session of the board of directors of the Company ("Board") currently consists of nine directors, including four executive directors, two non-executive directors and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board from January 1, 2009 to the date of this annual report:

Name	Age	Positions with the Company

Executive Directors
Xiong Weiping (1)	53	Chairman of the Board and Chief Executive Officer
Xiao Yaqing (2)	50	Chairman of the Board and Chief Executive Officer
Luo Jianchuan	46	Director and President
Chen Jihua	42	Director, Vice President and Chief Financial Officer
Liu Xiangmin	47	Director and Vice President
Non-executive Directors
Shi Chungui	69	Non-executive Director
Lv Youqing(3)	46	Non-executive Director
Independent Non-executive Directors
Kang Yi(4)	69	Independent Director
Zhang Zhuoyuan	76	Independent Director
Wang Mengkui	71	Independent Director
Zhu Demiao	46	Independent Director

(1)	Mr. Xiong Weiping was appointed to the Board at the 2008 annual general meeting of the Company on May 26, 2009 to fill the vacancy created by the departure of Mr. Xiao Yaqing as Chairman of the Board.

(2)

Resigned from his positions as chairman of the Board, chief executive officer and chairman of the nomination committee on March 27, 2009 with the resignation taking effect upon the conclusion of the 2008 annual general meeting of the Company on May 26, 2009. Mr. Xiao Yaqing's resignation was not the result of any disagreement with us.

(3)	Mr. Lv Youqing was appointed a non-executive Director at the 2009 annual general meeting of the Company held on June 22, 2010.

(4)

Kang Yi was our independent non-executive director and the chairman of the remuneration committee of our Board until the expiration of his term at the 2009 annual general meeting of the Company held on June 22, 2010.

Executive Directors

Mr. Xiong Weiping, aged 53, serves as the chairman of the Board, chief executive officer of the Company and the general manager of Chinalco. Mr. Xiong served on the Company's Board from 2001 to 2006 and was re-appointed to the Board in 2009. Mr. Xiong holds a doctorate degree from Central South University of Industry where he studied mining engineering. He completed his post-doctoral research in economics at the Guanghua School of Management at Peking University where he is a professor. He has received grants from the State Council and was recognized as the "Middle-aged and Youth Expert with Special Contribution to the Nation" by the former Ministry of Personnel of the PRC. He was previously the deputy secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation. the president of Hunan Youth Union Committee and the vice-chancellor and dean of the Faculty of Management and professor at the Central South University of Industry. Mr. Xiong previously served as the vice president of China Copper, Lead & Zinc Group Corporation, a vice president of Chinalco, an executive director, senior vice president and president of Chalco and the Vice Chairman and General Manager of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

Xiao Yaqing, aged 50, served as chairman of the Board, chief executive officer of the Company, chairman of the nomination committee of the Board during the reporting period until his resignation on March 27, 2009, which became effective on May 26, 2009. He had been employed by the Company since 2004 and also served as the President of Chinalco during the reporting period. Mr. Xiao holds a doctorate degree from the Central South University of Industry where he studied metal materials. He is a professor-grade senior engineer. He previously served as an engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He also served as the general manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the chairman and general manager of Chalco Southwest Aluminum (Group) Co., Ltd. and deputy president of Chinalco.

Luo Jianchuan, aged 46, serves as an executive director on our Board, including chairman of the development planning committee, and the president of the Company. He has been employed by the Company since 2001. Mr. Luo holds a bachelor's degree in mining from Kunming University of Science and Technology and a doctorate degree from Central South University of Industry. Mr. Luo previously served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to general manager of China Non-ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, general manager of the Operations and Sales Division, vice president and senior vice president of the Company.

Chen Jihua, aged 42, serves as an executive director on our Board, vice president and the chief financial officer of the Company. Mr. Chen has been employed by the Company since 2001. He holds a master's degree from Central University of Finance and Economics. He formerly served as executive manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, financial controller of Red Bull Vitamin Beverages Company Limited, regional (China) financial controller of Saudi Arabia ALJ (China) Limited, financial controller of Jitong Network Communications Company Limited, assistant to the president of Chinalco and general manager of the Company's finance department.

Liu Xiangmin, aged 47, serves as an executive director on our Board and Vice President of the Company and has been employed by the Company since 2001. Mr. Liu hold a doctorate degree from Central South University of Industry where he studied non-ferrous metal science and is a professor-grade senior engineer. Mr. Liu previously served as head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant and general manager of the Zhongzhou branch of the Company.

Non-Executive Directors

Shi Chungui, aged 69, serves as a non-executive director on our Board and has been with the Company since 2005. He holds a bachelor's degree in accounting from Northeast University of Finance and Economics. Mr. Shi was previously the vice director of Commerce Bureau of Qinhuangdao City, Hebei Province, deputy mayor and the standing deputy mayor of Qinhuangdao City, Hebei Province, president of Hebei Branch of China Construction Bank, president of Beijing Branch of China Construction Bank, deputy president of the head office of China Construction Bank and deputy president of China Cinda Asset Management Corporation, the vice chairman of Tianjin Pipe Co., Ltd. and the vice chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited, China National Materials Company Limited and Cinda Securities Co., Ltd.

Lv Youqing, aged 46, serves as a non-executive director on our Board and the deputy general manager of Chinalco. Mr. Lv is a professor-grade senior engineer. He holds a Ph.D. degree in economics from the School of Economics, Sichuan University and was a visiting scholar of the finance department at New York University. He previously served as deputy director of Policy Reform Division in the Policy Research Office of Sichuan Province, and factory manager and party secretary of Nanchong Gear Factory. He also served as deputy mayor and the standing committee member of Nanchong People's Government, as well as the standing committee member, deputy mayor and deputy party secretary of Luzhou's Municipal Party Committee. Mr. Lv is also a vice president of the China Association of Work Safety.

Independent Non-Executive Directors

Kang Yi, aged 69, served as an independent non-executive director on the Board and the chairman of the remuneration committee of the Board until the expiration of his term at the 2009 annual general meeting of the Company held on June 22, 2010. He is also the chairman of the China Nonferrous Metals Industry Association. Mr. Kang holds a bachelor's degree from Central-South Institute of Mining and Metallurgy where he studied metallurgy of non-ferrous metals and is a professor-grade senior engineer. Mr. Kang previously served as the factory manager of Qingtongxia Aluminum Plant, the head of the economic committee of Ningxia Hui Autonomous Region, deputy general manager of China Non-ferrous Metals Industry Corporation, deputy head of the State Non-ferrous Metals Industry Bureau and an independent non-executive director of Jiangxi Copper Company Limited. Mr Kang is a member of the National Committee of the Chinese People's Political Consultative Conference and the China Association for Science and Technology, the chairman of Non-ferrous Metals Society of China and an independent non-executive director of Jinduicheng Molybdenum Co., Ltd. and Baoji Titanium Industry Co., Ltd.

Zhang Zhuoyuan, aged 76, has served as an independent non-executive director on the Board since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics. Mr. Zhang previously served as the director and researcher of the Institute of Finance, Trade and Economics of Chinese Academy of Social Sciences, the chief editor of the Finance & Trade Economics, a director and researcher at the Institute of Industrial Economics of Chinese Academy of Social Sciences. He is the chief editor of Economics Research Journal. Mr. Zhang is also a member of the ninth and tenth sessions of the National Committee of the Chinese People's Political Consultative, a deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Studies and a director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science. Mr. Zhang is a member of the Chinese Academy of Social Sciences and a researcher at the Institute of Economics as well as an independent director of Jiangnan Securities Co. Ltd.

Wang Mengkui, aged 71, has served as an independent non-executive director on the Board since 2008. Mr. Wang graduated from the School of Economics, Peking University. He is an economist and is currently a professor and advisor of doctor candidates of Peking University. He has published many articles on economic theory and related topics. Mr. Wang previously served as a vice head and researcher of the economic team of the research office of the Secretariat of the CPC Central Committee, a member of the State Development and Planning Commission, the executive vice director of economic research centre of the State Development and Planning Commission, the vice director and director of the research office of the State Council and the center director of the Development Research Center of the State Council. Mr. Wang also served as a member of the Tenth Standing Committee of National People's Congress and the vice director of Financial and Economic Affairs Committee of NPC. He is currently the chairman of the China Development Research Foundation and a committee member of the National Social Security Fund of the PRC.

Zhu Demiao, aged 46, has served as an independent non-executive director and Chairman of the audit committee of the Board since 2008. Mr. Zhu is currently the managing director of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu holds a MBA degree from the University of Chicago GSB, a master's degree in economics from the Research Institute for Fiscal Science at the Ministry of Finance of the PRC and a bachelor's degree in economics from Hebei Geological Institute. Mr. Zhu previously worked in the Ministry of Finance and in the investment analysis department of FMC. He also served as the head of China business in the equity capital market department and investment bank department of Credit Suisse First Boston, a managing director and member of the executive committee of the Asia-Pacific region of JP Morgan Chase & Co and chairman of operating committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu is currently an independent director of WSP Holding Limited.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors are Mr. Ao Hong, Mr. Yuan Li and Mr. Zhang Zhankui. Mr. Ao Hong's and Mr. Zhang Zhankui's terms of office were renewed on June 22, 2010.

The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Ao Hong	48	Chairman of Supervisor Committee
Yuan Li	51	Supervisor (employee representative), General Manager of Corporate Culture Department of the Company
Zhang Zhankui	51	Supervisor

Ao Hong, aged 48, is currently a Vice President of Chinalco and has served as a supervisor of the Company since 2006. Mr. Ao holds a bachelor's degree from Kunming University of Science and Technology where he studied metallurgy. He also holds a master's degree from Central South University and is a professor-grade senior engineer. Mr. Ao previously worked as an engineer, senior engineer and served as head of general office and vice chairman at the Beijing General Research Institute for Non-ferrous Metals, the chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong respectively.

Yuan Li, aged 51, serves as the employee representative supervisor of the Company and a general manager of the Corporate Culture Department of the Company. Mr. Yuan has been employed by the Company since 2001. He previously served as a manager of the General Management Office and the deputy head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, the head of the Department of Research and Investigation, the head of the Secretariat, an assistant inspector of the State Bureau of Nonferrous Metals Industry, the deputy head of the Department of Political Affairs and the head of the community union working department of Chinalco.

Zhang Zhankui, aged 51, is the deputy head of the Finance Department of Chinalco and has served the Company since 2001. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. Mr. Zhang had formerly served as head of the finance division and then the audit division of China General Design Institute for Non-ferrous Metals, a deputy general manager of Beijing Enfei Tech-industry Group, the head of the accounting division of the finance department and the deputy head of the finance department of China Copper Lead & Zinc Group Corporation, the officer-in-charge of asset and finance at the listing office of the Company and the head of the fund division of the finance department of Company and the manager of the general division of the finance department of the Company and the deputy head of the finance department of Chinalco.

Senior Management

The table and discussion below set forth certain information concerning other member of senior management.

Name	Age	Positions with the Company

Ding Haiyan	51	Vice President
Jiang Yinggang	46	Vice President
Liu Qiang	46	Secretary to the Board

Ding Haiyan, aged 51, serves as Vice President of the Company and has been employed by the Company since 2001. Mr. Ding holds a master's degree from Beijing Economics University where he studied labor economics. He has served as head of the labor wage division of the human resource department of China Nonferrous Metals Industry Corporation, the deputy director of the Bureau of Labor and Insurance, deputy director-general of the enterprise reform department of the State Bureau of Non-ferrous Metals Industry, the head manager of the department of asset operation, deputy head of the Listing Office of the Company and an assistant to president of Chinalco. He also served as an executive director and the secretary on the Board of the Company.

Jiang Yinggang, aged 46, has served as a Vice President of the Company since 2007 and has been employed by the Company since 2001. Mr. Jiang holds a master's degree from the Central South University of Industry where he studied metallurgy of non-ferrous metals. Mr. Jiang is a professor-grade senior engineer. He has served as deputy head and then the head of the corporate management department of Qinghai Aluminum Plant, head of the Qinghai aluminum smelter, general manager of Qinghai Aluminum Company Limited and general manager of Qinghai branch of the Company.

Liu Qiang, aged 46, is the Secretary to the Board and has been employed by the Company since 2001. Ms. Liu holds a master's degree in English literature from Beijing International Studies University. Ms. Liu studied finance, financial management and business administration at the University of International Business and Economics in Beijing and received trainings on finance and financial management in Hong Kong. She previously worked in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited and served as the manager of the finance department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation. She has formerly served as manager of the aluminum department of China National Non-Ferrous Metals Import and Export Corporation, a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as the deputy manager of the import and export division of China Aluminum International Trading Corporation Limited.

B. Compensation

Executive Compensation

Executive directors are entitled to a director's fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director's fees. The aggregate amount of cash compensation paid by us to our directors (not including our independent directors), supervisors and senior management in 2009 for services performed in connection with their respective capacities above was approximately RMB5.8 million. The aggregate amount of cash compensation paid by us to our supervisors and senior management in 2009 was approximately RMB0.5 million and RMB1.9 million, respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. Directors and supervisors who are not employed by us receive fees for their services. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to the Company's directors and supervisors during the reporting period are as follows:

Discretionary

Name of Director	Fees RMB'000	Salary RMB'000	Bonus RMB'000	Pension RMB'000	Total RMB'000

Executive Directors
Xiong Weiping (1)	-	381.6	191.1	15.8	588.5
Xiao Yaqing (2)	-	272.0	136.5	10.5	419.0
Luo Jianchuan	-	560.2	292.5	26.0	878.7
Chen Jihua	-	468.8	169.4	26.0	664.2
Liu Xiangmin	-	468.8	169.4	26.0	664.2
Non-Executive Directors
Shi Chungui	150.0	-	-	-	150.0
Independent Non-Executive Directors
Kang Yi	210.8	-	-	-	210.8
Zhang Zhuoyuan	210.8	-	-	-	210.8
Wang Mengkui	210.8	-	-	-	210.8
Zhu Demiao	210.8	-	-	-	210.8

	993.2	2,151.4	958.9	104.3	4,207.8

Supervisors
Ao Hong	-	-	-	-	-
Yuan Li	-	385.8	95.6	26.0	507.4
Zhang Zhankui	-	-	-	-	-
	-	385.8	95.6	26.0	507.4

Total	993.2	2,537.2	1,054.5	130.3	4,715.2

(1)	Mr. Xiong Weiping was appointed to the Board at the 2008 annual general meeting of the Company on May 26, 2009 to fill the vacancy created by the departure of Mr. Xiao Yaqing as chairman of the Board.

(2)

Resigned from his positions as chairman of the Board, chief executive officer and chairman of the nomination committee on March 27, 2009 with the resignation taking effect upon the conclusion of the 2008 annual general meeting of the Company on May 26, 2009.

Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders' value, we adopted a special compensation system for our senior management designed to align our senior management's financial interests with our operating performance. Under this system, the senior management's compensation consists of the following components:

*	basic salaries;

*	performance bonuses;

*	welfare benefits; and

*	incentive bonuses.

C. Board Practices

Board of Directors

All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Each of our directors and supervisors has entered into a service contract with us, which can be terminated by us without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of our directors, supervisors or other senior management personnel. One of the supervisors is an employee representative appointed by our employees and the rest are appointed by the shareholders. The following table sets forth the number of years our directors and supervisors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term

Xiong Weiping	May 26, 2009	Conclusion of the 2012 annual general meeting
Xiao Yaqing	May 18, 2007	May 26, 2009
Luo Jianchuan	May 18, 2007	Conclusion of the 2012 annual general meeting
Chen Jihua	May 18, 2007	Conclusion of the 2012 annual general meeting
Liu Xiangmin	May 18, 2007	Conclusion of the 2012 annual general meeting
Shi Chungui	May 18, 2007	Conclusion of the 2012 annual general meeting
Lv Youqing	June 22, 2010	Conclusion of the 2012 annual general meeting
Kang Yi	May 18, 2007	June 22, 2010
Zhang Zhuoyuan	May 18, 2007	Conclusion of the 2012 annual general meeting
Wang Mengkui	May 9, 2008	Conclusion of the 2012 annual general meeting
Zhu Demiao	May 9, 2008	Conclusion of the 2012 annual general meeting
Ao Hong	May 18, 2007	Conclusion of the 2012 annual general meeting
Yuan Li	May 18, 2007	Conclusion of the 2012 annual general meeting
Zhang Zhankui	May 18, 2007	Conclusion of the 2012 annual general meeting

Audit Committee

Our audit committee consists of three independent non-executive directors, namely, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Zhu Demiao is the chairman of the audit committee.

Our audit committee satisfies the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, or (the "Exchange Act") and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, approve related party transactions, supervise our internal financial reporting, including our internal controls. disclosure controls and procedures, supervise our internal and external auditors and review management policies.

Remuneration Committee

Our remuneration committee consists of three independent non-executive directors, namely Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan, and one non-executive director, namely Mr. Lv Youqing. Mr. Zhang Zhuoyuan serves as the chairman of the remuneration committee.

The primary duties of our remuneration committee as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management. In 2009, the remuneration committee convened one meeting, to consider 2008 discretionary bonuses, remuneration standards for 2009 and the renewal of directors and officers liability insurance for the Company's directors, supervisors and other senior management members.

Nomination Committee

Our nomination committee consists of two executive directors, namely Mr. Xiong Weiping and Mr. Luo Jianchuan and three independent non-executive directors, namely Mr. Wang Mengkui, Mr. Zhu Demiao and Mr. Zhang Zhuoyuan. Mr. Xiong Weiping serves as the chairman of the nomination committee.

The primary duties of our nomination committee as set out in the committee charter include reviewing and recommending candidates for independent directors and members of the board committees, approving the terms of the directors' service contracts and overseeing the appointment and removal of senior executives.

We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee composed entirely of independent directors.

Development and Planning Committee

Our development and planning committee consists of three executive directors, namely Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin with Mr. Luo Jianchuan serving as chairman of the committee. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.

Disclosure Committee

Our disclosure committee consists of the Chief Executive Officer, the Chief Financial Officer and other senior management members with the Chief Executive Officer serving as the chairman of the committee. This committee implements our disclosure controls and procedures and reviews information disclosed to ensure accurate, open and timely disclosure. All information (including annual and interim results) to be disclosed is subject to the approval of the disclosure committee. For the disclosure of financial statements and related information, the Chief Financial Officer will ensure that the Company's results and financial position will be reflected on a true and fair basis in accordance with the relevant accounting principles and requirements.

Supervisory Committee

Our supervisory committee consists of three supervisors, with one supervisor being elected from the staff as a representative of the employees. Our current supervisory committee was appointed at the 2009 annual general meeting held on June 22, 2010, and Mr. Ao Hong and Mr. Zhang Zhankui have been re-elected as chairman of the supervisory committee and a supervisor, respectively. In the election of employee representatives held in the same month, Mr. Yuan Li was re-elected as the employee representative supervisor of the third session of the supervisory committee.

Supervisors attend Board meetings as non-voting members. The supervisory committee is responsible to the shareholders' general meeting and has the following duties and responsibilities:

*	supervise our handling of our financial matters;

*	supervise any acts of directors, the general manager, deputy general manager and other senior officers that are in violation of laws, administrative regulations or our Articles of Association;

*	request directors, the general manager, deputy general manager and other senior officers to rectify their acts that are detrimental to the interests of the Company;

*

verify such financial information as financial reports, business reports and profit distribution plans submitted by the board of directors to the shareholders' general meeting, and arrange certified public accountants and auditors to verify issues;

*	propose to convene extraordinary shareholders' general meetings; and

*	initiate lawsuits against directors on behalf of the Company.

D. Employees

As of December 31, 2007, 2008 and 2009, we had approximately 94,269, 107,887 and 108,493 employees, respectively. The table below sets forth the number of our employees by function as of the periods indicated:

As of December 31,

2007	2008	2009

(%)	(%)	(%)

Function:
Alumina production	40,508	43.0	43,682	40.5	46,646	43.0
Primary aluminum production	39,741	42.1	49,078	45.5	46,159	42.6
Aluminum fabrication	-	-	6,615	6.1	5,668	5.2
Mining	4,658	5.0	4,738	4.4	4,340	4.0
Research and development	2,510	2.7	656	0.6	664	0.6
Sales and marketing	583	0.6	1,128	1.0	700	0.6
Management and others	6,269	6.6	1,990	1.9	4,316	4.0

Total	94,269	100.0	107,887	100.0	108,493	100.0

The table below sets forth the number of our employees as of December 31, 2009:

Location	Employees	% of Total

Shandong
Shandong branch	10,636	9.80
Shandong Huayu	2,098	1.93
Chalco Qingdao	290	0.27

Henan
Henan branch	10,273	9.47
Zhongzhou branch	5,807	5.35
Research Institute	659	0.61
Chalco Mining	3,036	2.80
Jiaozuo Wanfang	3,443	3.17
Henan Aluminum	2,457	2.26
Zhongzhou Construction	40	0.04
Hongrui Chemical	26	0.02
Xincheng	23	0.02

Guizhou
Guizhou branch	15,039	13.86
Zunyi Aluminum	1,433	1.32
Chalco Zunyi	898	0.83

Guangxi
Guangxi branch	5,108	4.71

Shanxi
Shanxi Branch	11,889	10.96
Shanxi Huasheng	2,294	2.11
Shanxi Huaze	2,499	2.30

Gansu
Lanzhou Branch	4,494	4.14
Northwest Aluminum	2,986	2.75
Gansu Hualu	1,542	1.42
Liancheng Branch	3,984	3.67

Liaoning
Fushun Aluminum	2,017	1.86

Qinghai
Qinghai branch	4,911	4.53

Sichuan
Huaxi Aluminum	503	0.46

Chongqing
Chongqing branch	1,117	1.03
Chalco Southwest Aluminum Cold Rolling	236	0.22
Chalco Southwest Aluminum	238	0.22

Fujian
Chalco Ruimin	636	0.59

Inner Mongolia
Baotou Aluminum	6,746	6.22
Others (including employees of subsidiaries under construction)	963	0.90
Headquarters	172	0.16

Total	108,493	100.00

We have workers' unions at the plant level that protect employees' rights and welfare benefits, organize educational programs, encourage employee participation in management decisions and mediate disputes between individual employees and us. All employees are union members. We have not experienced any strikes or other labor disturbances that have interfered with our operations, and we believe that we maintain good relationships with our employees.

The remuneration package of our employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, childcare and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20.0% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2009. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

F. Share Ownership

None of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 41.82% of our outstanding common shares directly and indirectly through its controlled entities. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights arising from its shares subject to the relevant laws, rules and regulations as our controlling shareholder. Approximately 58.23% of our total outstanding common shares are held by public shareholders, of which 29.16% and 29.07% are owned by holders of H Shares and A Shares, respectively.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2009. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

As of December 31, 2009

Number of shares (in millions)	% of issued total share capital	% of respective share class

Holders of A Shares
Chinalco (1)	5,656.36	41.82	59.04
China Cinda Asset Management Corporation	900.56	6.66	9.40
China Construction Bank Corporation	709.77	5.25	7.41
China Development Bank	554.94	4.10	5.79
Other public holders of A Shares	1,758.89	13.01	18.36
Total A Shares	9,580.62	70.84	100.00

Holders of H Shares
Templeton Asset Management Ltd.	479.87	3.55	12.17
Blackrock, Inc.(2)	376.78	2.79	9.55
J.P. Morgan Fleming Asset Management Holdings Inc.(3)	735.41	5.44	18.64
Morgan Stanley (4)	402.49	2.98	10.21
Other H shares Holders	1,949.42	14.40	49.43
Total H Shares	3,943.97	29.16	100.00

Total	13,524.49	100.00

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

(2)

Including 3,408,540 H Shares held by Blackrock Investment Management LLC, 16,931,750 H Shares held by Blackrock Advisors, LLC, 20,700 H Shares held by Blackrock Financial Management, Inc., 59,784,213 H Shares held by Blackrock Institutional Trust Company, N.A., 260,631,500 H Shares held by Blackrock Fund Advisors, 1,518,000 H Shares held by Blackrock International Ltd. and 34,483,300 H Shares held by Blackrock Advisors UK Ltd. Blackrock Investment Management, LLC, Blackrock Advisors, LLC, Blackrock Financial Management, Inc., Blackrock Institutional Trust Company, N.A., Blackrock Fund Advisors, Blackrock International Ltd. and Blackrock Advisors UK Ltd. are controlled by Blackrock, Inc.

(3)

Including 249,024,000 H Shares held by J.P. Morgan Fleming Asset Management (Asia) Inc., 249,024,000 H Shares held by J.P. Morgan Fleming Asset Holding Management Inc., and 237,364,000 H Shares held by JF Asset Management Limited. J.P. Morgan Fleming Asset Management (Asia) Inc. and JF Asset Management Limited are controlled by J.P. Morgan Fleming Asset Holding Management Inc.

(4)

Including 54,993,537 H Shares held by Morgan Stanley & Co., Inc., 172,166,468 H Shares held by Morgan Stanley International Incorporated, 167,966,393 H Shares held by Morgan Stanley & Co International plc., 3,716,075 H Shares held by Morgan Stanley Smith Barney LLC, 456,000 H Shares held by Morgan Stanley Capital (Luxemburg) S.A., 2,716,650 H Shares held by Morgan Stanley Capital Services Inc., 444,600 H Shares held by Morgan Stanley Capital (Cayman Islands) Limited and 28,000 H Shares held by Morgan Stanley Hong Kong Securities Limited. Morgan Stanley & Co., Inc., Morgan Stanley International Incorporated, Morgan Stanley & Co International plc., Morgan Stanley Smith Barney LLC, Morgan Stanley Capital (Luxemburg) S.A., Morgan Stanley Capital Services Inc., Morgan Stanley Capital (Cayman Islands) Limited and Morgan Stanley Hong Kong Securities Limited are controlled by Morgan Stanley.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

In 2007, Chinalco's beneficial interest in our Company increase from 11,649.88 million shares to 13,524.49 million shares, or 38.56% of our total share capital to the current 41.82%, as a result of the following transactions. On April 24, 2007, we issued 1,236,731,739 A Shares by way of share exchange with the other shareholders of Shandong Aluminum and Lanzhou Aluminum, including a subsidiary of Chinalco, to acquire the existing issued shares not held by us. On the same date, China Orient Asset Management Corporation, a PRC state-owned financial enterprise, transferred all of its equity interest in us to Chinalco and ceased to be our shareholder. On December 28, 2007, we issued 637,880,000 A Shares to a subsidiary of Chinalco in exchange for 100% of the equity in Baotou Aluminum.

To the best of our knowledge, as of December 31, 2009, none of the outstanding H Shares was held by United States holders of record, and all of the outstanding ADSs were held by 108 United States holders of record.

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder and therefore may not exercise its voting rights with respect to various matters related to our shares in a manner prejudicial to the interests of our other Shareholders. See "Item 10. Additional Information - Memorandum and Articles of Association". In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the foregoing restrictions, the voting rights of our major holders of domestic and H shares are identical to those of any other holders of the same class of shares. Holders of domestic shares and H Shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Other than the foregoing, holders of H Shares and domestic shares are entitled to the same voting rights.

A. Related Party Transactions

Connected Transactions under Hong Kong Listing Rules

Under the Listing Rules, transactions between connected persons and us, or connected transactions, generally must be reported to the Hong Kong Stock Exchange, announced to the public and/or approved by shareholders unless the foregoing requirement are waived by the Hong Kong Stock Exchange or exempted under the Listing Rules. Under the Listing Rules, Chinalco, Guangxi Investment, Guizhou Development, Xinan Aluminum, Nanping Aluminum and Guan Lv are our connected persons. Each year our independent non-executive directors must review our non-exempt continuing transactions and confirm that these transactions have been entered into:

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

Although the definition of connected transactions is not synonymous with the definition of related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy disclosure requirements under U.S. securities laws.

Historically, our agreements for connected transactions have generally been for a term of three years. All of our connected transaction agreements that were in effect as of the beginning of 2009, expect as otherwise indicated, were set to expire on December 31, 2009. In 2009, our Board of Directors and our independent shareholders approved the extension of the following connected transactions.

*	Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco;

*	Comprehensive Social and Logistics Service Agreement with Chinalco;

*	Mutual Supply Agreement with Chinalco;

*	Mineral Supply Agreement with Chinalco;

*	Land Use Rights Lease Agreement with Chinalco;

*	Building Lease Agreement with Chinalco;

*	Provision of Alumina and Aluminum Products Agreement with Guangxi Investment;

*	Provision of Alumina and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement with Xinan Aluminum;

*	Agreement for Sale and Purchase of Aluminum Products with Guizhou Development;

*	Sales and Purchase Agreement with Nanping Aluminum;

*	Long-term Sale and Purchase Agreement for Alumina with Guan Lv; and

*	Equity transfer agreement with Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labour Services Company Limited.

Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco

The Provision of Engineering, Construction and Supervisory Services Agreement dated November 5, 2001 has been extended to December 31, 2012. Pursuant to this agreement, Chinalco will provide certain engineering, construction and supervisory services to us at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Co., Ltd. The annual cap for the continuing connected transactions under this agreement was set at RMB11,000 million for 2008 and RMB12,200 million for 2009. On November 13, 2009, our shareholders increased the annual caps for the services under this agreement to RMB13,500.0 million, RMB14,900.0 million and RMB16,400.0 million for 2010, 2011 and 2012, respectively.

Comprehensive Social and Logistics Service Agreement with Chinalco

We have entered into a Comprehensive Social and Logistics Services Agreement with Chinalco to receive a broad range of social and logistics services including education and schooling, public transportation and property management. In 2007, our shareholders approved an increase in the annual cap for this agreement to reflect our growing demand for the social and logistics services provided under this agreement as our business expands and Chinalco's expected increase in costs associated with providing these services.

Mutual Supply Agreement with Chinalco

Chinalco provides ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production support services. To support its aluminum fabrication business, Chinalco purchases primary aluminum and other alumina products from us. Chinalco transferred to us (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, coal and pitch, and (b) assets and businesses for the provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and maintenance services. Such businesses and operating units continue to provide ancillary production supplies and services to Chinalco. This Mutual Supply Agreement dated July 1, 2001 has been extended to December 31, 2012.

Mineral Supply Agreement with Chinalco

Chinalco provides us bauxite and limestone extracted from several mines that it operates. Chinalco also purchases bauxite and limestone from other mines that it jointly operates with third parties and re-sell such bauxite and limestone to us at cost. We entered into a Mineral Supply Agreement with Chinalco on November 5, 2001, which has been extended every three years since then.

Land Use Rights Lease Agreement with Chinalco

On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the lease of 459 parcels of land covering an aggregate area of approximately 61.9 million square meters and spanning across eight provinces in the PRC. This agreement is for a term of 50 years expiring on June 30, 2051. The annual rent paid in 2009 to Chinalco was approximately RMB690.0 million. On February 25, 2008, Chinalco and we entered into a supplemental agreement, pursuant to which the total annual rental of the land use rights in connection with the leased properties was further increased from RMB620.0 million for 2008 to RMB1 billion for 2009.

The transactions under the supplemental agreement constitute continuing connected transactions under the Listing Rules. The revised annual rental of RMB1 billion is less than 2.5% of the applicable percentage ratio under the Listing Rules. The rental revision is required to be disclosed by way of announcement but is not required to be approved by the independent shareholders of the Company.

Building Lease Agreement with Chinalco

We entered into the Building Lease Agreement dated November 5, 2001 for a term of 20 years expiring 30 June 2020. At our special general meeting held on February 27, 2007, our shareholders approved to aggregate the rent payable to Chinalco under this agreement and apply for an aggregate annual cap of RMB100 million for 2007, 2008 and 2009.

Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses, and retained certain buildings and properties for its operations. Pursuant to this agreement, we leased to Chinalco and Chinalco leased to us a number of buildings and properties for ancillary uses, which include buildings and properties mainly for offices, dormitory, canteen and storage purposes. The buildings and properties we lease to Chinalco comprise 59 buildings with an aggregate gross floor area of 62,819 square meters. In turn, the buildings and properties Chinalco leases to us for ancillary uses comprise 100 buildings with an aggregate gross area of 273,637 square meters.

On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31[s]t floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. The annual rent amounts to RMB61.6 million, determined according to the prevailing market rate. On October 15, 2008, we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008. Under the renewed tenancy agreement the aggregated gross floor area we lease was increased to 30,187.9 square meters for an annual rent of RMB61.7 million payable each six months. In 2009, we paid 61.7 million under the renewed tenancy agreement.

Provision of Alumina and Aluminum Products Agreement between the Group and Guangxi Investment (including its subsidiaries and associates)

The Group sells alumina and aluminum ingots to Guangxi Investment, a promoter and connected person of the Company, and purchases alumina from an associate of Guangxi Investment, Guangxi Huayin. The annual cap for our sales of alumina and primary aluminum to the subsidiaries of Guangxi Investment in 2007, 2008 and 2009 was initially set at RMB450 million each year. As the sales by the Group to Guangxi Investment increased, the annual caps for each of 2008 and 2009 were revised to RMB1,490 million. The annual cap for purchases of alumina from an associate of Guangxi Investment was RMB815 million for 2008 and RMB1,770 million for 2009.

We entered into the Mutual Provision of Products Framework Agreement on October 20, 2008 with Guangxi Investment, which was effective from the execution date until December 31, 2009. This agreement was extended by three years until December 31, 2012. Pursuant to the agreement, we would continue to sell alumina and aluminum ingots to Guangxi Investment (including its subsidiaries and associates) and purchase alumina from Guangxi Investment (including its subsidiaries and associates).

Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement between the Group and Xinan Aluminum

Xinan Aluminum (including its subsidiaries and associates) purchases products from us and provides products and services to us. Xinan Aluminum is our connected person by reason of it being a substantial shareholder of one of our subsidiaries, Chalco Southwest Aluminum. We entered into the Mutual Provision of Products and Services Framework Agreement on October 20, 2008 with Xinan Aluminum, which was effective until December 31, 2009. The annual cap for our sales to Xinan Aluminum for 2008 and 2009 was RMB9,000 million and RMB7,000 million, respectively, while our purchase from Xinan Aluminum was RMB4,600 million and RMB4,000 million, respectively. On November 13, 2009, our shareholders approved the extension of the term of this agreement to December 31, 2012 and set the annual cap on sales by us at RMB8,000.0 million, RMB8,500.0 million and RMB9,000.0 million, respectively, for 2010, 2011 and 2012 and the annual cap on the purchases by us at RMB4,200.0 million, RMB4,800.0 million and RMB5,200.0 million, respectively, for the same periods.

Agreement for Sale and Purchase of Aluminum Products between the Group and Guizhou Development

The continuing connected transactions between the Group and Guizhou Development, a promoter of the Company, include our sales of aluminum products to Guizhou Development. The annual caps for the sales between the Group and Guizhou Development was RMB400 million for 2008 and RMB450 million for 2009.

Mutual Provision of Products and Services between the Group and Nanping Aluminum

Nanping Aluminum is our connected person because it is a substantial shareholder of one of our subsidiaries, Chalco Ruimin. Nanping Aluminum (through its subsidiaries and associates) purchases alumina, primary aluminum and aluminum alloy ingots from us, and Chalco Ruimin purchases aluminum sheets and fabrication services from Nanping Aluminum. All the above transactions are conducted on normal commercial terms and at market prices. The annual cap for the our sales of alumina, primary aluminum and aluminum alloy ingots to Nanping Aluminum was RMB920 million for 2008 and RMB1,030 million for 2009. The annual cap for Chalco Ruimin's purchase of aluminum sheets and fabrication services from Nanping Aluminum was RMB400 million for 2008 and RMB450 million for 2009. Our agreement with Nanping Aluminum for the sales of alumina, primary aluminum and other aluminum products has an original term of five years, expiring on December 31, 2009. On November 13, 2009, our shareholders approved the extension of the term of this agreement to December 31, 2012 and set the annual cap on the our sales to Nanping Aluminum at RMB1,500 million, RMB1,800 million and RMB2,200 million, respectively, for 2010, 2011 and 2012.

Long-term Sale and Purchase Agreement for Alumina between the Group and Guan Lv

Guan Lv purchases alumina and aluminum alloy ingots from us pursuant to a long term supply agreement dated August 22, 2006, which was extended in 2009 to December 31, 2012 and certain spot contracts from time to time. All the foregoing sales are conducted on normal commercial terms and generally in cash with delivery against payment. The annual cap for such transactions was RMB210.0 million for 2008 and RMB260.0 million for 2009. As Guan Lv holds 49% of the equity interests in one of our subsidiaries, Shanxi Huasheng, Guan Lv is our connected person.

Equity transfer agreement with Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labour Services Company Limited

On October 29, 2009, we entered into an Equity Transfers Agreement with Zhongzhou Aluminum Factory Labour Services Company Limited and Zhongzhou Aluminum Factory, a wholly-owned subsidiary of Chinalco and a connected person of ours. Pursuant to this agreement, we agreed to acquire (i) 100% of the equity interest in Henan Zhongzhou Aluminum Construction Company Limited from Zhongzhou Aluminum Factory for RMB14.43 million; (ii) 74% and 26% of the equity interests in Jiaozuo Hongrui Chemical Company Limited from Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labour Services Company Limited, respectively, for a total of RMB12.2 million; and (iii) 100% of the equity interest in Henan Xincheng Construction Supervisory Services Company Limited from Zhongzhou Aluminum Factory for RMB3.37 million. Pursuant to a valuation adjustment provision in the agreement, we subsequently paid an additional RMB1.5 million for these acquisitions.

We provide the following additional information on material related party transactions during the periods indicated:

Year ended December 31,

2007(1)	2008	2009	2009

RMB	RMB	RMB	US$
(in thousands)

Sales of materials and finished goods to:
Chinalco Group (2)	2,533,702	2,164,377	2,792,167	409,055
Jointly controlled entities	16,882	20,939	-	-
Associates	2,167,047	3,274	396	58
Other related parties	8,120,244	5,492,508	3,638,739	533,078
Provision of utility services to:
Chinalco Group	439,766	681,580	350,744	51,384
Associates	3,659	-	-	-
Other related parties	57	44	1,510	221
Provision of engineering, construction and supervisory services by:
Chinalco Group	3,435,029	7,999,470	4,947,307	724,785
Other related parties	24,342	22,269	19,740	2,892
Purchase of key and auxiliary materials from:
Chinalco Group	2,051,360	2,687,998	2,705,653	396,381
Jointly controlled entities	243,524	566,433	911,462	133,530
Associates	-	6,260	4,665	683
Other related parties	5,037,148	3,277,579	2,595,829	380,291
Provision of social services and logistics services by:
Chinalco Group	903,272	776,197	502,999	73,690
Jointly controlled entities	-	25	-	-
Other related parties	-	2,010	5,565	815
Provision of utilities services by:
Chinalco Group	-	458,275	262,999	38,530
Other related parties	1,514	67,477	73,369	10,749
Rental expenses for land use rights and buildings charged by Chinalco Group	728,743	890,016	762,278	111,674

(1)	The information on material related party transactions for the year ended December 31, 2007 has not been restated for acquisitions under common control in October 2009.

(2)	For purpose of this table, the Chinalco Group refers to Chinalco, its subsidiaries (other than us) and associates.

Guarantees

The table below sets forth information on guarantees with certain related parties in 2009, which were made for working capital and capital investment purposes.

	Guarantor	Guarantee	Interest Rate	Largest Amount Outstanding in 2009 (RMB)	Amount Outstanding as of March 31, 2010 (RMB)

Long	Lanzhou Aluminum Factory	The Company	2.550%	6,600,000	5,400,000
Long	Lanzhou Aluminum Factory	The Company	5.000%	57,323,200	44,584,800
Long	Lanzhou Aluminum Factory	The Company	4.440%	40,000,000	32,000,000
Long	Chinalco	The Company	5.346%	250,000,000	-
Long	Chinalco	Chalco Southwest Aluminum	5.940%	50,000,000	-
Long	Chinalco	Chalco Southwest Aluminum	5.940%	70,000,000	70,000,000
Long	Chinalco	Chalco Southwest Aluminum	6.120%	20,000,000	20,000,000
Long	Chinalco	Chalco Southwest Aluminum	6.120%	20,000,000	20,000,000
Long	Chinalco	Chalco Southwest Aluminum	6.120%	20,000,000	20,000,000
Long	Chinalco	Chalco Southwest Aluminum	6.120%	20,000,000	20,000,000
Long	Chinalco	Chalco Southwest Aluminum	5.580%	65,000,000	-
Long	Chinalco	Chalco Southwest Aluminum	5.760%	20,000,000	20,000,000
Long	Chinalco	Chalco Southwest Aluminum	5.760%	6,800,000	6,800,000
Long	Chinalco	Chalco Southwest Aluminum	5.760%	30,000,000	30,000,000
Long	Chinalco	Chalco Southwest Aluminum	5.760%	70,000,000	70,000,000
Long	Chinalco	Chalco Southwest Aluminum	5.760%	53,200,000	53,200,000
Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.346%	50,000,000	-
Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	4.741%	68,346,000	68,266,000
Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	4.741%	116,188,200	116,052,200
Long	Chinalco	Henan Aluminum	7.825%	13,582,500	-
Long	Chinalco	Henan Aluminum	5.346%	110,000,000	110,000,000
Long	Chinalco	Henan Aluminum	6.723%	112,000,000	112,000,000
Long	Chinalco	Henan Aluminum	5.940%	52,000,000	52,000,000
Long	Chinalco	Henan Aluminum	7.825%	10,174,000	-
Long	Chinalco	Henan Aluminum	6.336%	28,977,000	-
Long	Chinalco	Henan Aluminum	5.940%	43,000,000	43,000,000
Long	Chinalco	Henan Aluminum	6.966%	50,000,000	50,000,000
Long	Chinalco	Henan Aluminum	6.480%	100,000,000	100,000,000
Long	Chinalco	Henan Aluminum	5.346%	50,000,000	50,000,000
Long	Chinalco	Henan Aluminum	5.346%	68,380,000	68,380,000
Long	Chinalco	Henan Aluminum	5.346%	31,620,000	31,620,000
Long	Chinalco	Henan Aluminum	5.346%	214,110,000	164,257,800
Long	Chinalco	Henan Aluminum	5.346%	300,000,000	300,000,000
Long	Chinalco	Henan Aluminum	5.346%	148,250,000	148,250,000
Long	Chinalco	Henan Aluminum	5.184%	100,000,000	100,000,000
Long	Chinalco	Henan Aluminum	5.184%	100,000,000	100,000,000
Long	Chinalco	Henan Aluminum	5.346%	88,000,000	69,600,000
Long	Chinalco	Henan Aluminum	6.480%	200,000,000	-
Long	Chinalco	Henan Aluminum	4.860%	100,000,000	100,000,000
Long	Chinalco	Henan Aluminum	6.318%	70,000,000	70,000,000

Long	Baotou Group	Baotou Aluminum	5.670%	250,000,000	-
Long	China Nonferrous Metals Technology	Henan Aluminum	6.318%	48,340,000	44,375,100
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000
Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000
Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000
Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000
Long	The Company	Shanxi Huaze	5.346%	70,000,000	70,000,000
Short	Baotou Group	Baotou Aluminum	4.779%	40,000,000	-
Short	Baotou Group	Baotou Aluminum	4.779%	30,000,000	-
Short	Baotou Group	Baotou Aluminum	4.779%	30,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	30,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	40,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	50,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	50,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	20,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	50,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	50,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	50,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	40,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	40,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	40,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	10,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	15,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	20,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	50,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	8,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	40,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	35,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	50,000,000	-
Short	Baotou Group	Baotou Aluminum	6.723%	30,000,000	-
68

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	-
Short	Chinalco	Henan Aluminum	5.310%	60,000,000	60,000,000
Short	Chinalco	Henan Aluminum	5.310%	60,000,000	60,000,000
Short	Chinalco	Henan Aluminum	4.779%	50,000,000	-
Short	Chinalco	Henan Aluminum	7.097%	60,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	43,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	50,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	60,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	60,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	60,000,000	-
Short	Chinalco	Henan Aluminum	7.097%	50,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	30,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	30,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	40,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	30,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	30,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	20,000,000	-
Short	Chinalco	Henan Aluminum	6.723%	20,000,000	-
Short	China Nonferrous Metals Technology	Henan Aluminum	6.723%	50,000,000	-
Short	Chinalco	Chalco Trading	4.374%	200,000,000	200,000,000
Short	Chinalco	Chalco Trading	4.374%	500,000,000	400,000,000

Loans

The table below sets forth information on loans with certain related parties in 2009, which were made for working capital and capital investment purposes.

Lender	Borrower	Interest Rate	Largest Amount Outstanding in 2009 (RMB)	Amount Outstanding as of March 31, 2010 (RMB)

Chinalco	Chalco Ruimin	N/A	206,270,000	-
Chinalco	Chalco Southwest Aluminum Cold Rolling	N/A	250,000,000	-
Chalco	Fushun Aluminum	7.470%	200,000,000	-
The Company	Fushun Aluminum	5.310%	137,000,000	137,000,000
The Company	Fushun Aluminum	6.723%	228,000,000	-
The Company	Fushun Aluminum	5.310%	100,000,000	100,000,000
The Company	Fushun Aluminum	5.310%	228,000,000	228,000,000

Item 8.	Financial Information

A. Consolidated Financial Statements

We have appended our consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

We are not currently a party to any pending legal proceedings which are expected to have a significant effect on our financial position or results of operations, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position or results of operations.

Dividend Policy

Our Board of Directors declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders' approval. The Bank of New York Mellon, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board of Directors.

We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board of Directors, which takes into account the following factors:

*	our financial results;

*	capital requirements;

*	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

*	our shareholders' interests;

*	the effect on our creditworthiness;

*	general business conditions; and

*	other factors our Board of Directors may deem relevant.

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (1) recovery of losses, if any; (2) allocations to the statutory surplus reserve; and (3) allocations to a discretionary surplus reserve if approved by the shareholders and after allocation is made to the statutory surplus reserve. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC GAAP. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRS, less allocations to the statutory surplus reserve and if approved by the shareholders, discretionary surplus reserve. See "Item 10. Additional Information - Taxation" for a discussion of the tax consequences of receipt of dividends.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

The Shanghai Stock Exchange is the principal trading market for our A Shares, and the Hong Kong Stock Exchange is the principal trading market for our H Shares. The ADSs have been issued by the Bank of New York Mellon, acting as depositary bank, and are listed on the New York Stock Exchange under the symbol "ACH" with each ADS representing twenty-five H Shares.

The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on the New York Stock Exchange and the Hong Kong Stock Exchange:

	NYSE		Hong Kong Stock Exchange

Calendar Period	High	Low	High	Low

	(US$ per ADS)		(HK$ per H Share)

2005	78.84	50.04	6.10	3.87
2006	110.12	15.54	8.70	4.88
2007	90.95	21.50	26.35	6.60
2008	49.75	7.31	16.12	2.17
First Quarter	49.75	35.76	16.12	10.02
Second Quarter	46.10	28.54	14.44	8.94
Third Quarter	29.34	14.54	9.36	4.61
Fourth Quarter	15.76	7.31	5.02	2.17
2009	32.79	9.91	10.36	3.15
First Quarter	17.38	9.91	5.43	3.15
Second Quarter	28.49	14.88	8.90	4.58
Third Quarter	32.79	21.27	10.36	6.60
Fourth Quarter	30.08	25.73	9.58	8.01
November	29.55	26.71	9.16	8.10
December	29.57	26.22	9.15	8.23
2010
January	34.27	24.68	10.66	7.68
February	26.33	22.77	8.24	7.11
March	27.22	24.74	8.60	7.63
April	28.88	24.12	9.09	7.51
May	24.45	18.03	7.68	5.91
June (through June 22, 2010)	21.65	18.85	6.80	5.82

(1)	Effective October 2006, the Company's ADS ratio was changed from 1 ADS representing 100 H Shares to 1 ADS representing 25 H Shares.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of the English translation of our Articles of Association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. Amendments to our Articles of Association are subject to approval by the State-owned Assets Supervision and Administration Commission under the State Council. We filed a copy of the English translation of our Articles of Association as of June 30, 2007 as an exhibit to the Company's 20-F filed on June 20, 2007. Since June 20, 2007, our Articles of Association underwent the following amendments:

*

Our Articles of Association were amended and approved at special general shareholders' meeting on October 12, 2007. We have deleted the requirement that the quorum of any class meeting shall be at least one-third of the total number of issued shares of that class. The Board is of the view that the one-third shareholding quorum requirement is unduly restrictive. Such provision is not a requirement of the Mandatory Provisions and is not common among large-scale H share companies listed on the Hong Kong Stock Exchange. Moreover, the requirement to reply by returning the reply slip 20 days before the date of the class meeting as provided in Article 99 has already provided the mechanism to ensure that the class shareholders receive the notice of the class meeting. We have also amended the Articles of Association in accordance with the merger of Baotou Aluminum with the Company by way of share exchange through issuance of new A Shares The revised Article 99 reads: "The Company shall, 45 days before the date of class meeting of shareholders (including the date of meeting) , send written notice of the class meeting and inform all registered shareholders of that class of the matters to be considered at the class meeting and the date and venue of the class meeting. Those shareholders of the class who intend to attend shall send the written reply to the Company 20 days before the class meeting. If the number of voting shares represented by shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, the Company shall within five days notify the shareholders, again by way of public announcement, of the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after such announcement."

*

Our Articles of Association were amended and approved at the general shareholders' meeting held on May 9, 2008 to (1) expand the business scope; and (2) add additional conditions for effectiveness of share certificates and obtaining the authorization from the Board of Directors to imprint the Company seal on the share certificates. The revised Article 39 reads:

"Share certificates shall be signed by the legal representative. In case other members of the senior management are also required to sign by the stock exchange on which the Company's shares are listed, such other members of the senior management shall also sign. The share certificates shall become valid after applying the Company's seal (including the share seal of the Company) or after being imprinted with the seal. Authorization from the Board of Directors should be obtained to affix the Company seal (including the share seal) or to imprint the Company seal on the share certificates. The signature of the Chairman or other member of the senior management may also be in imprinted form."

The revised Article 13, which set forth our business scope, was subsequently amended.

71

*

Our Articles of Association were amended and approved at the special general shareholders' meeting held on October 28, 2008 to expand our business scope set forth in Article 13, which was subsequently amended.

*

Our Articles of Association were amended and approved at the annual general shareholders' meeting held on May 26, 2009 to (1) revise the requirement on the provision of corporate communication to the shareholders and (2) revise the cash dividend policy as requested by CSRC. The original Article 232 was deleted in its entirety and the numbers of the articles and the numberings of the articles mentioned in the text were adjusted accordingly upon this deletion. The revised Articles 70, 183, 211, 229, 189 and 195 read:

*	Article 70

Notice of shareholders' general meeting shall be sent to shareholders (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid post to the address of the shareholder as shown in the register of shareholders.

For the holders of domestic shares, notice of the meetings may also be given by way of public announcement. Such announcement shall be published in one or more national newspapers designated by the securities regulatory authority of the State Council within the interval between 45 days and 50 days (including the 45th and 50th day) before the date of the meeting; after the publication of such announcement, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

For holders of H Shares, the notice of the general meeting may also be sent or provided in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

*	Article 183

The Company's financial reports should be prepared 20 days before the shareholder's annual meeting for their reference. Each shareholder has the right to receive such financial reports mentioned in this Chapter.

The Company should post above-mentioned reports to the holders of H Shares in pre-paid post 21 days before the shareholder annual meeting; the addressee's address should follow the shareholder register.

For holders of H Shares, such reports may also be sent or provided to holders of H Shares in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

*	Article 211

If the Company dismisses or does not continue the re-appointment of the accountancy firm, it should advice the accountancy firm ten days in advance, and the latter has the right to state its opinions in the shareholders' meeting. When the accountancy firm considers it is improper to dismiss or not to continue the re-appointment, it can raise appeal to the competent securities department of the State Council and China Chartered Accountants Association. If the accountancy firm resigns, it should explain whether there are improper affairs to the shareholders' meeting.

The accountancy firm can resign its position by placing the written resignation advice at the Company address. The advice should come into effect on the date when it places the advice or on the date indicated in the advice. The advice should include the following statements:

(1)	declaration that it considers its resignation has nothing to do with any matters that should be explained to the Company shareholders or creditors; or

(2)	any such statement of matters that should be explained.

The Company should send the copy of the advice to the related competent department within 14 days after receiving the written advice in the above-mentioned Article. If the advice carries the statement mentioned in the two clauses of the preceding Article, the Company should also make the statements available for inspection by the Company's shareholders and post it to each holder of H Shares by pre-paid post, the addressee's address should follow the address of shareholders' register. However, such notice may also be sent or provided to holders of H Shares in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

If the accountancy firm resignation advice contains any statement that should be explained, the accountancy firm can request the Board of Directors to convene a special shareholders' meeting and listen to its explanation on the resignation.

*	Article 229

The Company's notices ("notices" include meeting notices, corporate communication or other written materials issued by the Company to shareholders in this Chapter) shall be sent by the following means: (1) by personal delivery; (2) by mail; (3) by public announcement; or (4) any other means as accepted by the securities regulatory authority and the stock exchange where the Company' shares are listed or as prescribed in the Articles of Association.

The Company's notices given by public announcement shall be published on newspapers (if any) and/or other media (including websites) designated by the securities regulatory authority and the stock exchange where the Company' shares are listed.

In respect of issue or supply of corporate communications by the Company to holders of H shares under the Hong Kong Listing Rules, the Company may send or supply corporate communications to holders of H shares by means of electronic means or published on the website, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

Corporate communication refers to any documents issued or to be issued by the Company for the information or action of any holders of its securities, including but not limited to:

(1)	annual reports, including reports of the Board, annual accounts of the Company together with auditor's reports and (where applicable) summary financial reports;

(2)	interim reports and (where applicable) summary of interim reports;

(3)	notices of meetings;

(4)	listing documents;

(5)	circulars; and

(6)	proxy forms.

*	Article 189

The Company should implement initiative methods of profit distribution, give priority to cash dividends and pay attention to investors' reasonable investment return.

The Company's Board of Directors should disclose the reasons of not making a plan for cash distribution of profits in the regular reports and let the independent director(s) give independent opinions.

If a shareholder appropriates the Company's funds against regulations, the Company should deduct the cash bonus distributed to that shareholder so as to reimburse the funds appropriated.

*	Article 195

The Company may distribute dividends in the following manner:

(I)	Cash;

(II)	Stocks.

The Company's profit distribution policy shall remain consistent and stable. The Company may distribute interim cash dividends.

The revised Article 13, which set forth our business scope, was subsequently amended.

*	Our Articles of Association were amended and approved at the general shareholders meeting held on June 22, 2010 to expand our business scope. The revised Article 13 reads:

*	Article 13

The Business scope of the Company will be as approved by the companies registration authorities.

The business scope of the Company includes: exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid (or hazardous chemical); electricity generation and sales; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, nonstandard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service.

The following are summaries of material provisions of our Articles of Association insofar as they relate to the material terms of our shares.

Our objects and purposes

Our Articles of Association as amended from time to time are filed with the Hong Kong Companies Registrar. Our business scope can be found in Article 13 of our Articles of Association, as amended at the shareholders' general meeting held on May 26, 2009 and set forth above.

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

Dividend rights

Article 54(1) provides that holders of our common shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 48, when we invoke a general shareholders' meeting, allocate dividends, liquidate or perform other activities that require the verification of equity rights, the board of directors or the general meeting convener must specify a date as the equity rights determination date. The shareholders registered in the shareholder roster after closing as at the equity rights determination date are the Company's shareholders entitled to appropriate rights and interests.

Voting rights

Article 54(2) provides that holders of our ordinary shares have the right to lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at general meetings of shareholders in respect of the number of shares held.

Rights to share profits

Article 60(7) provides that a plan for profit distribution and a plan for making up for losses formulated by the Board of Directors in accordance with Article 108(6) must be approved by way of a shareholders' general meeting.

Rights to share surplus in the event of liquidation

Article 54(6) provides that the shareholders have the right to participate in the distribution of our surplus assets in proportion to the number of shares held in the event of the termination or liquidation of us.

Redemption provisions; sinking fund provisions and liability to further capital calls

Article 29 provides that we may repurchase issued shares in accordance with the procedures provided in the Articles of Association and with the approvals from the relevant governing authorities of PRC under the following circumstances: (1) cancellation of shares for the purpose of reducing our capital; (2) amalgamation with other company which owns our shares; (3) granting bonus shares to our employees; (4) shareholders disagreeing with our general meeting's resolution on merger or division and requiring us to acquire the shares in their possession; (5) other purposes permitted by law and administrative regulations.

No securities issued by us are redeemable, entitled to a sinking fund or subject to liability for further capital calls.

Actions necessary to change the rights of holders of our shares or holders of a class of shares

Under Article 86(5), the revision of any rights of class shareholders, e.g., rights to dividends, share profits or surplus in the event of liquidation or voting rights, requires a special resolution of the shareholders' general meeting. Under Article 79, a special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

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

Provisions discriminating against any existing or prospective shareholder as a result of owning a substantial number of shares

Chinalco, as our controlling shareholder, shall not exercise its voting rights in a manner prejudicial to the interest of all or some part of the shareholders when making decisions on the following matters:

*	to relieve a director or supervisor of his duty to act honestly in our best interest;

*

to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another), our assets, in any manner, including but not limited to an opportunity that is beneficial to us; or

*

to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another ) the individual rights of other shareholders, including but not limited to rights to distributions and voting rights save and except our restructuring, submitted for approval by the shareholders in a general meeting in accordance with the Articles of Association.

Conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked

Shareholders' general meetings can be held as annual general meetings or extraordinary general meetings. Annual general meetings are held once a year within six months after the end of the preceding fiscal year.

The Board of Directors is required to convene an extraordinary general meeting within two months of the occurrence of any of the following circumstances:

(1)	the number of directors falls below the number required by the PRC Company Law or two-thirds of the number required by the Articles of Association:

(2)	our unrecovered losses amount to one-third of the total amount of its paid-in-capital;

(3)

upon the request of shareholder(s) holding ten percent or more of our shares for more than 90 consecutive days (the number of shares held shall be the figures as at the date of the written request from shareholder); and

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

(1)

be free of conflicts with the provision of laws, administrative regulations and Articles of Association, and fall within our business scope and the terms of the reference of the shareholders' general meeting;

(2)	have definite topics to discuss and specific matters to resolve; and

(3)	be submitted in writing or served to the convener.

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

Provisions having an effect of delaying, deferring or preventing a change in control

Under Article 111, decisions in respect of market development, merger and acquisition, and investment in a new field, where the consideration to be paid or the assets to be acquired exceed 10% of our total assets, the Board of Directors is required to engage relevant professional consultants to provide professional opinions, which shall serve as the key reference for the decision of the Board of Directors concerning such investment, merger or acquisition.

Under Article 86(3), division, merger, dissolution and liquidation of us and material acquisitions and disposals by us must be approved by a special resolution at a shareholders' general meeting.

There are no provisions under the Articles of Association pertaining to the ownership threshold above which shareholder ownership must be disclosed.

Conditions governing changes in registered capital

Under Article 108(7), any proposal for the increase or decrease of our registered capital must be formulated by the Board of Directors. Article 86(1) further provides that any increase or reduction in share capital requires the adoption of a special resolution at a shareholders' general meeting.

C. Material Contracts

On May 21, 2008, we entered into an acquisition agreement with Chinalco and China Nonferrous Metals Technology. For the two years immediately preceding the date of this annual report, we have not entered into any additional material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company - History and Development of the Company" and "Item 7. - Major Shareholders and Related Party Transactions - Related Party Transactions".

D. Exchange Controls

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

Since 1994, the conversion of Renminbi into Hong Kong and U.S. dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

E. Taxation

PRC Taxation

The following summary of the material PRC, Hong Kong and United States federal income tax provisions relating to the ownership and disposition of H Shares or ADSs held by the investor as capital assets is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, and does not constitute legal or tax advice. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

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

Distributions on the H Shares or ADSs

Subject to the discussions below under "- Passive Foreign Investment Company", the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income PFIC rules (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2010 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "- Passive Foreign Investment Company".

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

Sale, Exchange or Other Disposition

Subject to the discussions below under "- Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under that Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2010 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

If you own the H Shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. The reduced tax rate for dividend income, as discussed above under "- Distributions on the H Shares or ADSs," is not applicable to a dividend paid by us if we are a PFIC for either our taxable year in which the dividend is paid or the preceding year. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

Taxation of Capital Gains.

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong, Hong Kong profits tax will be payable. Gains from sales of H shares effected on or off the Hong Kong Stock Exchange are considered to be derived from or arise in Hong Kong for this purpose. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No Hong Kong tax liability will arise on capital or trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong, e.g., on the NYSE.

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

If the withdrawal of H shares when ADSs are surrendered or the issuance of ADSs when H shares are deposited results in a change of beneficial ownership in the H shares under Hong Kong law, Hong Kong stamp duty at the rate described above for sale and purchase transaction will apply. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. Holders of the ADSs are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as the transfers do not result in a change of beneficial interest in the H shares under Hong Kong law.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file an annual report under Form 20-F no later than six months after the close of each of our fiscal years, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC's public reference room located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR filing system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section16 of the Exchange Act.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various types of market risks, including credit risk relating to financial assets and changes in foreign exchange rates, interest rates and the prices of alumina and primary aluminum, in the normal course of business.

We borrow short-term, medium-term and long-term funds, including variable rate debts, principally denominated in Renminbi. We hedge a limited amount of our sales through the trade of futures contracts on the Shanghai Futures Exchange and LME. Our hedging activities are limited by policies set by our senior management. Substantially all of the financial instruments that we hold are for purposes other than trading.

The following discussion, which contains "forward-looking statements" that involve risks and uncertainties, summarize our market-sensitive financial instruments. Such discussions address markets risk only and do not present other risks, which we face in the normal course of business.

Credit Risk

Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of these receivables represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains a significant majority of its bank balances and cash in several major state-owned banks in the PRC. The directors are of the opinion that these assets are not exposed to significant credit risk.

With regard to trade and notes receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations on its customers and believes that adequate provisions for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2008 and 2009, none of the customers individually exceeded 10% of the Group's total revenue, and thus, we are not exposed to any significant concentration of credit risk.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is our functional and reporting currency. We convert a portion of our Renminbi revenue into other currencies to meet foreign currency obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the State Administration of Foreign Exchange. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. On July 21, 2005 the People's Bank of China announced a reform of its exchange rate system. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. Fluctuations in exchange rates could adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot assure you that any future movements in the exchange rates of Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our operating performances and financial condition.

As of December 31, 2009, we had certain foreign currency denominated loans with principal equivalent to approximately RMB48.6 million in Japanese Yen and RMB299.1 million in U.S. dollars. In addition, our foreign currency denominated short-term bank deposits amounted to RMB226.1 million, of which RMB103.8 million was denominated in U.S. dollars, RMB73.1 million was denominated in Australian dollars, RMB46.8 million was denominated in Hong Kong dollars and RMB2.4 million was denominated in Euros. Substantially all of our sales are conducted in China and as such we have a limited amount of foreign currency denominated trade and notes receivable.

As of December 31, 2009, as the foreign currency denominated assets and liabilities take an insignificant portion of our total assets and liabilities, the directors are of the opinion that we are not exposed to any significant foreign exchange risk.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our debts, primarily on our long-term debt obligations. Our debts consist of fixed and variable rate debt obligations with original maturities ranging from 1 to 30 years. We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debts and the interest cost of outstanding variable rate borrowings. We do not currently use any derivative instruments to modify the nature of our debts so as to manage our interest rate risk. Instead, our treasury department closely monitors the market interest rates and maintains proper portfolio of variable rate and fixed rate debts to reduce the exposure to any one form of interest rate risk.

The table below sets forth information about our interest rate sensitive financial instruments, including debt instruments denominated in foreign currency that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited statement of financial position and Note 19 to our audited consolidated financial statements.

	Expected Maturity

	2010	2011	2012	2013	2014	Thereafter	Total	Fair value

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except percentage data)
Short-term loans:
Fixed rate (RMB)	22,978,340	-	-	-	-	-	22,978,340	22,978,340
Average interest rate	4.96%
Fixed interest (US$)	14,945	-	-	-	-	-	14,945	14,945
Average interest rate	1.7%
Long-term loans:
Fixed rate (Japanese Yen)	2,865	2,865	2,865	2,865	2,865	34,302	48,627	51,214
Average interest rate	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%
Variable interest (RMB)	2,789,466	5,875,945	4,119,925	4,891,849	4,803,674	5,912,077	28,392,936	28,392,936
Average interest rate	4.710%	4.14%	4.26%	3.64%	4.74%	3.83%
Variable rate (US$)	34,141	30,727	30,727	30,727	30,727	127,109	284,158	284,158
Average interest rate	3.610%	3.60%	3.45%	3.23%	4.510%	4.85%
Medium-term notes and long-term bonds:
Fixed interest (RMB)	-	5,000,000	-	5,000,000	-	2,000,000	12,000,000	12,056,836
Average interest rate		5.17%		4.84%		4.63%

(1)	Data in Renminbi equivalents

Commodity Price Risk

We are exposed to fluctuations in the prices of alumina, primary aluminum and aluminum fabrication products. We import a limited amount of alumina from suppliers outside China. Such purchases are made at market prices. In addition, all our sales of alumina, primary aluminum and aluminum fabrication products are made at market prices. Therefore, fluctuations in the prices of alumina and primary aluminum have a significant effect on our operating performances.

We use the majority of our futures and option contracts traded on the Shanghai Futures Exchange and LME to hedge against adverse fluctuations in aluminum prices. In addition, the futures and option contracts are marked to market at balance sheet dates and corresponding unrealized holding gains and losses are recorded in the consolidated statement of comprehensive income for the year. The fair value of the unrealized holding losses for the years ended December 31, 2008 and 2009 was RMB21.5 million and RMB34.0 million, respectively.

The fair value of futures and option contracts are based on quoted market prices. As of December 31, 2008 and 2009, the Company's position in futures and option contracts was as follows:

As of December 31, 2008	As of December 31, 2009

	Tonnes	Contract value	Market value	Unrealized gain/(loss)	Maturity	Tonnes	Contract value	Market value	Unrealized gain/(loss)	Maturity

		RMB'000	RMB'000	RMB'000			RMB'000	RMB'000	RMB'000
Futures Contracts:
Short
Primary aluminum	-	-	-	-	N/A	60,135	971,242	1,034,003	(62,761)	January 2010 to October 2010
Zincum	-	-	-	-	N/A	10,580	224,591	224,508	83	April 2010
Long
Primary aluminum	141,805	1,572,763	1,627,902	55,139	January 2009 to April 2009	7,015	102,687	117,574	14,887	January 2010 to February 2010
Copper	6,245	115,625	118,350	2,725	January 2009 to March 2009	-	-	-	-	N/A
Option contracts:
Sales
Primary aluminum	58,000	43,441	-	43,441	January 2009 to July 2009	-	-	-	-	N/A

Item 12.	Description of Securities other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, in connection with the ownership of Chalco's American Depositary Receipts.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100)	*	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	*	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	*	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	*	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADS per calendar year	*	Depositary services

Registration or transfer fees	*	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	*	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	*	Converting foreign currency to U.S. Converting foreign currency to U.S. dollar

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	*	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	*	As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program. From January 1, 2009 to March 31, 2010, we received from the depositary reimbursements of approximately US$1,081,000, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, after evaluating the effectiveness of Aluminum Corporation of China Limited's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the U.S. Securities Exchange Act of 1934 ) as of the end of the period covered by this annual report, have concluded that, as of such date, our Company's disclosure controls and procedures were effective.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal controls over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our audit committee members are Mr. Wang Mengkui, Mr. Zhu Demiao and Mr. Zhang Zhuoyuan. Our Board of Directors has determined that Mr. Zhu Demiao, the chairman of the audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See "Item 6. Directors, Senior Management and Employees".

Item 16B.	Code of Ethics

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, executive directors, non-executive directors, independent non-executive directors, senior management and employees. We have posted our Code of Ethics on our website: www.chalco.com.cn. A hard copy of this Code of Ethics is available to investors free of charge upon written request to the address on the cover of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers served as our independent auditor for the fiscal year ended December 31, 2009. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,

2008	2009

(RMB in thousands)

Audit and audit-related fees (1)	28,232	20,302
All other fees (2)	6,500	12

Total	34,732	20,314

(1)

"Audit-related fees" represents fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.

(2)	"All other fees" represents fees for the advisory services in relation to SAP implementation project in 2008 and overseas custom duties in 2009.

Our Audit Committee pre-approves all audit and non-audit services performed by our principal accountants, including the services provided by PricewaterhouseCoopers for the year ended December 31, 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2009.

Item 16F.	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

The New York Stock Exchange ("NYSE") has imposed a series of corporate governance listing standards for companies listed on the exchange in Section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow "home country" practice in lieu of the provisions of Section 303A of the NYSE's Listed Company Manual. As a foreign issuers listed on the NYSE, we are required to disclose a summary of significant differences between our domestic corporate governance rules and NYSE corporate governance rules that apply to U.S. domestic issuers. We have posted a description of such differences on our website: www.chalco.com.cn/zl/web/chalco_en_view.jsp?TID=20100625142537111666663.

PART III

Item 17.	Financial Statements

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

Item 18	Financial Statements

We have elected to provide financial statements pursuant to Item 17.

Item 19.	Exhibits

Exhibit Number	Description
8.1	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2009
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By: /s/ XIONG Weiping

Name: XIONG Weiping
Title: Chief Executive Officer

Date: June 25, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together the "Group") at January 1, 2008, December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Hong Kong
June 25, 2010

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of January 1, 2008, December 31, 2008 and 2009
(Amounts expressed in thousands, except per share data)

	January	December	December	December
	1, 2008	31, 2008	31, 2009	31, 2009
	(Notes 5 and 2.2)	(Note 5)		(Note 1)
Note	RMB	RMB	RMB	USD

ASSETS

Non-current assets
Intangible assets	6	2,688,853	2,988,069	3,049,475	446,751
Property, plant and equipment	7	69,291,439	85,989,026	89,661,081	13,135,423
Land use rights and leasehold land	8	1,460,681	1,730,550	1,943,547	284,731
Investments in jointly controlled entities	9(a)	636,296	701,850	685,459	100,420
Investments in associates	9(b)	553,920	104,809	197,070	28,871
Available-for-sale financial assets	10	39,613	38,214	56,313	8,250
Deferred income tax assets	11	577,227	717,536	1,647,240	241,322
Other non-current assets	12	346,496	785,103	401,127	58,765

75,594,525	93,055,157	97,641,312	14,304,533

Current assets
Inventories	13	15,399,101	19,909,999	20,423,227	2,992,020
Trade and notes receivable	14	3,738,225	2,052,069	3,203,082	469,254
Other current assets	15	2,130,077	4,239,684	4,848,744	710,345
Financial assets at fair value through profit or loss		8,103	57,864	64	9
Restricted cash	16	133,540	242,753	365,409	53,533
Time deposits	16	96,054	70,703	91,941	13,469
Cash and cash equivalents	16	8,826,847	15,983,923	7,401,410	1,084,313

30,331,947	42,556,995	36,333,877	5,322,943

Total assets	105,926,472	135,612,152	133,975,189	19,627,476

EQUITY

Equity attributable to equity holders of the Company
Share capital	17	13,524,488	13,524,488	13,524,488	1,981,349
Reserves	18	47,137,926	41,458,602	36,876,250	5,402,401

	60,662,414	54,983,090	50,400,738	7,383,750
Minority interest	3,805,144	5,198,340	5,180,419	758,936

Total equity	64,467,558	60,181,430	55,581,157	8,142,686

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
As of January 1, 2008, December 31, 2008 and 2009
(Amounts expressed in thousands, except per share data)

	January	December	December	December
	1, 2008	31, 2008	31, 2009	31, 2009
	(Notes 5 and 2.2)	(Note 5)		(Note 1)
Note	RMB	RMB	RMB	USD

LIABILITIES

Non-current liabilities
Borrowings	19	17,459,597	36,042,552	37,804,482	5,538,388
Deferred income tax liabilities	11	172,460	53,768	34,535	5,059
Other non-current liabilities	20	180,555	712,304	525,154	76,935

17,812,612	36,808,624	38,364,171	5,620,382

Current liabilities
Financial liabilities at fair value through profit or loss		-	114,047	47,855	7,011
Other payables and accrued expenses	21	7,255,340	11,366,892	7,927,988	1,161,457
Borrowings	19	11,346,548	22,290,215	25,819,757	3,782,616
Trade and notes payable	22	4,533,998	4,825,447	6,172,443	904,268
Current income tax liabilities		510,416	25,497	61,818	9,056

23,646,302	38,622,098	40,029,861	5,864,408

Total liabilities	41,458,914	75,430,722	78,394,032	11,484,790

Total equity and liabilities	105,926,472	135,612,152	133,975,189	19,627,476

Net current assets/(liabilities)	2.1	6,685,645	3,934,897	(3,695,984)	(541,465)

Total assets less current liabilities	82,280,170	96,990,054	93,945,328	13,763,068

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands, except per share data)

For the years ended December 31,

	2008	2009	2009
	(Note 5)		(Note 1)
Note	RMB	RMB	USD

Revenue	24	76,728,147	70,268,005	10,294,321
Cost of sales		(70,960,668)	(69,079,446)	(10,120,196)

Gross profit		5,767,479	1,188,559	174,125

Selling and distribution expenses	25	(1,562,841)	(1,264,920)	(185,312)
General and administrative expenses	26	(2,507,011)	(2,956,506)	(433,130)
Research and development expenses		(177,507)	(177,756)	(26,041)
Impairment loss on property, plant and equipment	7	(1,334)	(623,791)	(91,386)
Other income	27	100,781	151,142	22,142
Other gains, net	27	212,840	403,836	59,162

Operating profit /(loss)		1,832,407	(3,279,436)	(480,440)

Finance income	28	193,091	125,139	18,333
Finance costs	28	(1,902,758)	(2,262,964)	(331,527)
Shares of profits/(losses) of jointly controlled entities	9(a)	1,672	(50,392)	(7,382)
Shares of profits of associates	9(b)	10,045	77,056	11,289

Profit/(loss) before income tax		134,457	(5,390,597)	(789,727)

Income tax benefit	31	34,172	711,003	104,163

Profit/(loss) for the year	168,629	(4,679,594)	(685,564)

Other comprehensive (loss)/income, net of tax:

Fair value changes on available-for-sale financial assets	(9,774)	(1,374)	(201)
Currency translation differences	(180,400)	115,427	16,909

Total other comprehensive (loss)/income for the year, net of tax	(190,174)	114,053	16,708

Total comprehensive loss for the year	(21,545)	(4,565,541)	(668,856)

Profit/(loss) for the year attributable to:
Equity holders of the company	19,485	(4,642,894)	(680,187)
Minority interest	149,144	(36,700)	(5,377)

168,629	(4,679,594)	(685,564)

Total comprehensive (loss)/profit for the year attributable to:
Equity holders of the company	(166,906)	(4,528,309)	(663,401)
Minority interest	145,361	(37,232)	(5,455)

(21,545)	(4,565,541)	(668,856)

Basic and diluted earnings/(loss) per share for profit/(loss)
attributable to the equity holders of the Company
(expressed in RMB per share)	32	RMB0.0014	(RMB0.3433)	(USD0.0503)

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB)

	Minority	Total
Attributable to equity holders of the Company	interest	equity

Capital reserves (Note 18)

Statutory
		Other	surplus	Special	Currency	Investment
Share	Share	capital	reserve	reserve	translation	revaluation	Retained
capital	premium	reserves	(Note 18)	(Note 18)	differences	reserve	earnings	Total

Balance as of
January 1, 2008
(Note 5)	13,524,488	17,124,629	325,766	5,719,084	893	10,047	7,547	23,949,960	60,662,414	3,805,144	64,467,558

Comprehensive
income/(loss)
Profit for the year	-	-	-	-	-	-	-	19,485	19,485	149,144	168,629

Other comprehensive
income/(loss)
Fair value changes on
available-for-sale
financial
assets - gross	-	-	-	-	-	-	(7,048)	-	(7,048)	(4,451)	(11,499)
Fair value changes on
available-for-sale
financial assets -
tax effect	-	-	-	-	-	-	1,057	-	1,057	668	1,725
Currency translation
differences	-	-	-	-	-	(180,400)	-	-	(180,400)	-	(180,400)

Total other
comprehensive loss	-	-	-	-	-	(180,400)	(5,991)	-	(186,391)	(3,783)	(190,174)

Total comprehensive
(loss)/income	-	-	-	-	-	(180,400)	(5,991)	19,485	(166,906)	145,361	(21,545)

Transactions with owners:
Release of government
grants payable	-	-	98,000	-	-	-	-	-	98,000	-	98,000
Acquisition of subsidiaries
under common control
(Note 5)	-	(4,223,414)	-	-	-	-	-	-	(4,223,414)	(26,441)	(4,249,855)
Reversal of over-provision
of share issuance
expenses	-	28,000	-	-	-	-	-	-	28,000	-	28,000
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	1,174,761	1,174,761
Disposals of subsidiaries	-	-	-	-	-	-	-	-	-	(7,554)	(7,554)
Capital injection from
minority shareholders
of subsidiaries	-	-	-	-	-	-	-	-	-	555,443	555,443
Appropriation of reserves	-	-	-	80,148	33,334	-	-	(113,482)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(1,420,071)	(1,420,071)	(476,330)	(1,896,401)
Others	-	-	5,067	-	-	-	-	-	5,067	27,956	33,023

Total transactions
with owners	-	(4,195,414)	103,067	80,148	33,334	-	-	(1,533,553)	(5,512,418)	1,247,835	(4,264,583)

Balance as of
December 31, 2008	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB)

	Minority	Total
Attributable to equity holders of the Company	interest	equity

Capital reserves (Note 18)

Statutory
		Other	surplus	Special	Currency	Investment
Share	Share	capital	reserve	reserve	translation	revaluation	Retained
capital	premium	reserves	(Note 18)	(Note 18)	differences	reserve	earnings	Total

Balance as of
January 1, 2009
(Note 5)	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

Comprehensive
income/(loss)
Loss for the year	-	-	-	-	-	-	-	(4,642,894)	(4,642,894)	(36,700)	(4,679,594)

Other comprehensive
income/(loss):
Fair value changes on
available-for-sale
financial assets - gross	-	-	-	-	-	-	(992)	-	(992)	(626)	(1,618)
Fair value changes on
available-for-sale
financial assets -
tax effect	-	-	-	-	-	-	150	-	150	94	244
Currency translation
differences	-	-	-	-	-	115,427	-	-	115,427	-	115,427

Total other
comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	-	114,585	(532)	114,053

Total comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	(4,642,894)	(4,528,309)	(37,232)	(4,565,541)

Transactions with owners:
Release of government
grants payable	-	-	3,767	-	-	-	-	-	3,767	2,274	6,041
Acquisition of minority
interest and capital
injection from
minority
shareholders of
subsidiaries	-	(42,575)	-	-	-	-	-	-	(42,575)	55,648	13,073
Acquisition of
subsidiaries
under common control
(Note 5)	-	(37,755)	-	-	-	-	-	-	(37,755)	-	(37,755)
Increase of other reserve	-	-	-	-	18,111	-	-	-	18,111	-	18,111
Share of special
reserve of
an associate	-	-	-	-	4,409	-	-	-	4,409	10,796	15,205
Dividends paid
to minority
shareholders of
subsidiaries	-	-	-	-	-	-	-	-	-	(49,407)	(49,407)

Total transactions
with owners	-	(80,330)	3,767	-	22,520	-	-	-	(54,043)	19,311	(34,732)

Balance as of
December 31, 2009	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands)

For the years ended December 31,

	2008	2009	2009
	(Note 5)		(Note 1)
Note	RMB	RMB	USD

Net cash generated from/(used in) operating activities	34	5,023,984	(705,954)	(103,423)

Cash flows used in investing activities

Purchases of intangible assets	6	(180,814)	(14,618)	(2,142)
Purchases of property, plant and equipment	7	(16,791,469)	(9,597,274)	(1,406,009)
Purchases of land use rights and leasehold land	8	(277,397)	(260,670)	(38,188)
Proceeds from disposal of property, plant and equipment	7	23,274	38,503	5,641
Investment in a jointly controlled entity	9(a)	(63,882)	(34,001)	(4,981)
Investment in an associate	9(b)	(30,000)	-	-
Payments of consideration for acquisitions of subsidiaries,
net of cash acquired	5	(4,610,612)	(99,354)	(14,555)
Dividend received		33,067	3,029	444
Interest received		6,364	4,785	701
Cash (outflow)/inflow from settlement of futures contracts, net	27	(52,215)	458,041	67,103
Others		(263,789)	24,366	3,569

Net cash used in investing activities	(22,207,473)	(9,477,193)	(1,388,417)

Cash flows generated from financing activities

Installment payment of shares and bonds issuance expenses		(50,000)	(62,000)	(9,083)
Issuance of short-term and long-term bonds		15,000,000	-	-
Repayments of short-term bonds		(3,000,000)	(5,000,000)	(732,504)
Drawdown of short-term and long-term loans		32,401,404	38,057,460	5,575,449
Drawdown/(Repayments) of shareholder's loans, net		276,270	(456,270)	(66,844)
Repayments of short-term and long-term loans		(16,049,094)	(27,644,308)	(4,049,914)
Capital injection from minority shareholders of subsidiaries		184,800	13,073	1,915
Dividends paid to minority shareholders of subsidiaries		(386,891)	(59,460)	(8,711)
Dividends paid to the equity holders of the Company	33	(1,456,892)	-	-
Interest paid	34	(2,549,247)	(3,271,782)	(479,318)

Net cash generated from financing activities	24,370,350	1,576,713	230,990

Net increase/(decrease) in cash and cash equivalents	7,186,861	(8,606,434)	(1,260,850)

Cash and cash equivalents at beginning of the year	16	8,826,847	15,983,923	2,341,658
Exchange (losses)/gains on cash and cash equivalents		(29,785)	23,921	3,505

Cash and cash equivalents at end of the year	16	15,983,923	7,401,410	1,084,313

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	General information

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is primarily engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products. The Group is also engaged in trading of aluminum products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company had its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange (the "SSE") on April 30, 2007.

These financial statements are expressed in Chinese Renminbi ("RMB") unless otherwise stated. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2009 have been translated into United States Dollars ("USD") at the noon buying rate in New York city on December 31, 2009 for cable transfers in RMB by the Federal Reserve Bank of New York of USD1.00 = RMB6.8259. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rates on December 31, 2009, or at any other dates.

These consolidated financial statements have been approved for issue by the Board of Directors on June 25, 2010.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"). As set out in Note 2.2(a), these are the Group's first financial statements under IFRS.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments) and certain properties, plant and equipment and investments in subsidiaries were stated at deemed costs.

As of December 31, 2009, the current liabilities of the Group exceeded its current assets by approximately RMB3,696 million (2008: net current assets: RMB3,935 million). The Board of Directors of the Company has comprehensively considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflow from operating activities in 2010;

*	Unutilized banking facilities of approximately RMB38,767 million (Note 3) as of December 31, 2009;

*	A planned private placement of A shares expected to raise not more than RMB10 billion in 2010 (Note 38); and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the current capital markets to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

Based on the above considerations, the Board of Directors of the Company is of the opinion that the Group has sufficient available financial reserves to meet its working capital requirements and debt obligations as and when they fall due for a period of 12 months from the date these financial statements were approved. As a result, the consolidated financial statements of the Group for the year ended December 31, 2009 have been prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.2	Changes in accounting policy and disclosures

(a)	Changes in financial reporting standards

For the year ended December 31, 2008 and prior periods, the Group's financial statements had been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants. Since 2009, the Group has prepared its consolidated financial statements in accordance with IFRS issued by the IASB.

In accordance with IFRS 1, 'First-time adoption of International Financial Reporting Standards', December 31, 2009 represents the Group's first IFRS reporting date. The Group considers HKFRS to be its previous accounting standards when evaluating those applicable transitional exemptions that IFRS 1 permits and are elected by the Group. The Group applied all applicable standards, amendments and interpretations issued by the IASB that were effective as of December 31, 2009. In addition, the Group early adopted some other standards, amendments and interpretations, including 'Cost of an investment in a subsidiary, jointly controlled entity or associate (amendments to IFRS 1 and IAS 27) (issued 2008) and IAS 24 'Related party disclosures' (revised 2009).

The Group applied the accounting policies set out below, unless otherwise noted, consistently and retrospectively to all periods presented in these financial statements and in its opening IFRS statement of financial position presented as of January 1, 2008, the Group's IFRS transition date.

The Company elected two exemptions permitted by IFRS 1 on transition date in relation to the costs of investments in subsidiaries and certain property, plant and equipment. Management elected to use the carrying amounts of investments in subsidiaries and certain property, plant and equipment under HKFRS as of transition date to be their deemed costs on that date. As of January 1, 2008, the aggregate deemed costs that reflected the HKFRS carrying amounts for investments in subsidiaries of the Company and certain property, plant and equipment of the Group totaled RMB7,099 million and RMB69,291 million, respectively. Except for these exemptions, the Group did not adopt any other exemptions under the provisions of IFRS 1.

The transition from HKFRS to IFRS in accordance with IFRS 1 does not result in any change in the statement of changes in shareholders' equity and the statement of comprehensive income of the Group previously published under HKFRS as of January 1, 2008, its transition date to IFRS, or as of and for the year ended December 31, 2008.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Changes in accounting policy and disclosures (Continued)

(b)	Standards, amendments and interpretations to existing standards that are relevant to the Group but not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2010 or later periods, and the Group has not early adopted them:

Effective for financial
periods beginning
on or after

IFRS 3 (Revised)	"Business combinations"	July 1, 2009
IFRS 9	"Financial instruments"	January 1, 2013
IAS 27 (Revised)	"Consolidated and separate financial statements"	July 1, 2009
IFRIC-Int 19 (Amendment)	"Extinguishing financial liabilities with equity instruments"	July 1, 2010
IASB's annual improvements project
published in April 2009:
IAS 1 (Amendment)	"Presentation of financial statements"	January 1, 2010
IAS 38 (Amendment)	"Intangible assets"	July 1, 2009
IFRS 5 (Amendment)	"Measurement of non-current assets (or disposal groups)	January 1, 2010
classified as held for sale"
IFRIC-Int 17 (Amendment)	"Distribution of non-cash assets to owners "	July 1, 2009

*

IFRS 3 (revised), 'Business combinations'. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

*

IFRS 9, 'Financial instruments'. IFRS 9 introduces new requirements for classifying and measuring financial assets and uses a single approach to determine whether a financial asset is measured at amortized cost or fair value and impairment method to be used, replacing the many different rules in IAS 39, 'Financial Instruments: recognition and measurement'. The Group will apply IFRS 9 from January 1, 2013.

*

IAS 27 (revised), 'Consolidated and separate financial statements'. The revised standard requires the effects of all transactions with minority interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS 27 (revised) prospectively to transactions with minority interest from January 1, 2010.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Changes in accounting policy and disclosures (Continued)

(b)	Standards, amendments and interpretations to existing standards that are relevant to the Group but not yet effective and have not been early adopted by the Group (Continued)

*

IFRIC-Int 19, 'Extinguishing financial liabilities with equity instruments'. This amendment clarifies that equity instruments issued to a creditor to extinguish a financial liability are considered "consideration paid" in accordance with IAS 39. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The Group will apply IFRIC-Int 19 (amendment) from January 1, 2011.

*

IAS 1 (amendment), 'Presentation of financial statements'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non-current. By amending the definition of a current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group will apply IAS 1 (amendment) from January 1, 2010.

*

IAS 38 (amendment), 'Intangible Assets'. This amendment is part of the IASB's annual improvements project published in April 2009 and the Group will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

*

IFRS 5 (amendment), 'Measurement of non-current assets (or disposal groups) classified as held for sale'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group will apply IFRS 5 (amendment) from January 1, 2010.

*

IFRIC-Int 17, 'Distribution of non-cash assets to owners'. The interpretation is part of the IASB's annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group will apply IFRIC-Int 17 (amendment) from January 1, 2010.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of its financial statements will result.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries as of December 31.

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is shorter, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which it is incurred.

(b)	Purchase method of accounting for other business combinations

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

(c)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

(c)	Subsidiaries (Continued)

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

The following is a list of principal subsidiaries:

Effective equity
Place of	Registered and		interest held
incorporation and	fully paid	Business nature and
Name	operation	Legal status	capital	scope of operations	2008	2009

Directly held:
Baotou Aluminum Co., Limited	PRC	Limited	500,000	Manufacture and distribution of primary	100%	100%
()		liability		aluminum, aluminum alloy and
		company		related fabrication products and
				carbon products
Chalco Ruimin Company	PRC	Limited	1,073,244	Manufacture of aluminum, magnesium	75%	90.12%
Limited ("Chalco Ruimin")		liability		and related alloy products,
()		company		export activities
(Note (i))
Chalco Southwest Aluminum	PRC	Limited	540,000	Manufacture and distribution of metal	60%	60%
Company Limited		liability		materials (excluding precious
("Chalco Southwest		company		metals), sales of general
Aluminum")	machinery and equipment
()
Chalco Southwest Aluminum	PRC	Limited	485,000	Rolling aluminum and aluminum alloy	100%	100%
Cold Rolling Company		liability		processing, development of high
Limited ("Chalco		company		precision aluminum strip
Southwest Aluminum				production technology,
Cold Rolling")	import and export activities
()	on goods and technology
(Note (ii))
Chalco Henan Aluminum	PRC	Limited	1,132,460	Manufacture and distribution of	84.02%	90.03%
Company Limited		liability		aluminum and alloy
("Henan Aluminum")		company		related products
()
(Note (i))
Henan Zhongzhou Aluminum	PRC	Limited	22,700	Provision of construction and	-	100%
Construction Company Ltd		liability		engineering services for
("Zhongzhou Construction")		company		mining industry
()
Henan Xincheng Construction	PRC	Limited	3,000	Provision of management services	-	100%
Supervisory Services		liability		for construction projects work
Company Ltd		company
("Xincheng Construction")
()
China Aluminum International	PRC	Limited	200,000	Import and export activities	90.50%	90.50%
Trading Co., Ltd		liability
()		company

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

(c)	Subsidiaries (Continued)

					Effective equity
	Place of		Registered and		interest held
	incorporation and		fully paid	Business nature and
Name	operation	Legal status	capital	scope of operations	2008	2009

Directly held:	PRC	Limited	1,000,000	Manufacture and distribution of	51%	51%
Shanxi Huasheng Aluminum		liability		primary aluminum, aluminum alloy
Co., Ltd.		company		and carbon-related products
()
Shanxi Huaze Aluminum and	PRC	Limited	1,500,000	Manufacture and distribution of	60%	60%
Power Co., Ltd.		liability		primary aluminum and anode
("Shanxi Huaze")		company		carbon products and electricity
()				generation and supply
Fushun Aluminum Co., Ltd.	PRC	Limited	500,000	Aluminum smelting, manufacture and	100%	100%
("Fushun Aluminum")		liability		distribution of nonferrous metals
()		company
Zunyi Aluminum Co., Ltd.	PRC	Limited	Registered capital	Manufacture and distribution of	61.29%	62.10%
("Zunyi Aluminum")		liability	260,000	primary aluminum
()	company	Paid-in-capital
(Note (iii))		723,840
Chalco Zunyi Alumina Co., Ltd.	PRC	Limited	Registered capital	Manufacture and distribution of alumina	67%	67%
("Zunyi Alumina")	liability	1,400,000
company	Paid-in-capital
()	1,036,750
(Note(iii))
Shandong Huayu Aluminum and	PRC	Limited	1,627,697	Manufacture and distribution of	55%	55%
Power Co., Ltd.		liability		primary aluminum
()		company
Gansu Hualu Aluminum Co., Ltd.	PRC	Limited	529,240	Manufacture and distribution of	51%	51%
("Gansu Hualu")		liability		primary aluminum
()		company
Chalco Hong Kong Ltd.	Hong Kong	Limited	HKD849,940,471	Oversea investments and alumina	100%	100%
()		liability		import and export activities
		company
China Aluminum Mining Co., Ltd.	PRC	Limited	1,000,000	Manufacture, acquisition and	100%	100%
()		liability		distribution of bauxite mines,
		company		limestone ore, aluminum
				magnesium ore and related
				nonferrous metal products
Jiaozuo Wanfang	PRC	Limited	480,176	Aluminum smelting, manufacture and	29%	29%
()		liability		distribution of nonferrous metals
(Note (iv))		company

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

(c)	Subsidiaries (Continued)

Notes:

(i)

In July 2009, the Company injected cash amounting to RMB200 million (2008: nil) and RMB657 million (2008: nil) into Henan Aluminum and Chalco Ruimin, respectively. Thereafter, the Group's equity interest in Henan Aluminum and Chalco Ruimin increased from 84.02% to 90.03% and from 75% to 90.12%, respectively.

(ii)	In June 2009, the Company injected cash amounting RMB435 million (2008: nil) into Chalco Southwest Aluminum Cold Rolling.

(iii)

In December 2009, the Company injected cash amounting to RMB162 million (2008: nil) and RMB197 million (2008: RMB175 million) into Zunyi Aluminum and Zunyi Alumina (Note 37(c)) respectively. Thereafter, the Group's equity interest in Zunyi Aluminum increased from 61.29% to 62.10%.

(iv)	The Company exercises de-facto control over Jiaozuo Wanfang through its appointment of more than 50% of the executive directors of the Board of directors of Jiaozuo Wanfang.

(d)	Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. For disposals to minority interests, differences between any proceeds received and the relevant share of minority interests are also recorded in equity.

(e)	Jointly controlled entities and associates

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

Investments in jointly controlled entities/associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Group's share of its jointly controlled entities'/associates' post-acquisition profits or losses is recognized in the statement of comprehensive income, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity/associate equals or exceeds its interest in the jointly controlled entity/associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity/associate.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

(e)	Jointly controlled entities and associates (Continued)

Unrealized gains on transactions between the Group and its jointly controlled entities/associates are eliminated to the extent of the Group's interest in the jointly controlled entities/associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of jointly controlled entities/associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

2.5	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within 'finance income or cost'. All other foreign exchange gains and losses are presented in the statement of comprehensive income within 'other gains, net'.

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.5	Foreign currency translation (Continued)

(b)	Transactions and balances (Continued)

(ii)

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in other comprehensive income are recognized in the statement of comprehensive income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged in the statement of comprehensive income during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	15 - 40 years
Machinery	10 - 32 years
Transportation facilities	6 - 12 years
Office and other equipment	5 - 10 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within 'other gains, net' in the statement of comprehensive income.

2.7	Construction-in-progress ("CIP")

CIP represents buildings under construction, and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP are ready for its intended use.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.8	Intangible assets

(a)	Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the Group's share of the net identifiable assets of subsidiaries/jointly controlled entities/associates acquired at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of jointly controlled entities and associates is included in investments in jointly controlled entities and associates, respectively. Goodwill is tested annually or when an indication of impairment exists for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

(b)	Mining rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. The estimated useful lives, representing the expiration date of the mining certificates, of the majority of the mining rights range from 3 to 20 years; others' are not more than 30 years.

(c)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over 5 years, their estimated useful lives.

(d)	Periodic review of the useful life and amortization method

For intangible assets with finite useful life, the estimated useful life and amortization method are reviewed annually at the end of each year and adjusted when necessary.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.9	Research and development

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognized in current period profit and loss. Development expenditures are recognized as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in current period profit and loss as incurred. Development expenditures that have been recorded in profit and loss in previous periods will be not recognized as assets in subsequent periods. Capitalized development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.10	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.11	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the assets were acquired. Management determines the classification of these assets at initial recognition.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.11	Financial assets (Continued)

(a)	Classification (Continued)

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the statement of financial position (Note 2.13).

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

(b)	Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the consolidated statement of comprehensive income within 'other gains, net', in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of comprehensive income as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are included in the consolidated statement of comprehensive income as 'other gains, net'.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.11	Financial assets (Continued)

(b)	Recognition and measurement (Continued)

Interest on available-for-sale securities calculated using the effective interest method is recognized in the consolidated statement of comprehensive income as part of other income. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of comprehensive income as 'other income' when the Group's right to receive payments is established.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from other comprehensive income and recognized in the statement of comprehensive income. Impairment losses recognized in the statement of comprehensive income on equity instruments are not reversed through the statement of comprehensive income. Impairment testing of trade receivables is described in Note 2.13.

2.12	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provision for impairment of inventory is usually determined by the excess of cost over net realizable value on single item basis and recorded in the statement of comprehensive income. Net realizable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of impairment of inventory are recognized within 'cost of sales' in the statement of comprehensive income.

2.13	Trade and notes receivable and other receivables

Trade and notes receivable and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and notes receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.14	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown within borrowings in current liabilities on the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.15	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the terms of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.16	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, they are measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the amount receivable.

Asset-related government grants are recognized as deferred income and are amortized evenly in the statement of comprehensive income over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognized as deferred income and recorded in the statement of comprehensive income when the related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

2.17	Trade and notes payable and other payables

Trade and notes payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.18	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, retirement benefit obligations, other social insurance and housing funds, labor union fees, employees' education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plan is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The Group makes monthly defined contributions at rates of 20% (2008: 20%) of the qualified employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organization and the amounts paid are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefits and early retirement benefits

Termination and early retirement benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognizes termination and early retirement benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employee concerned. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.19	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Shares of income tax expense of jointly controlled entities and associates are included in 'share of profits/(losses) of jointly controlled entities/associates'. Income tax expense is recognized in the statement of comprehensive income except to the extent that it related to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Deferred income tax is recognized using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The Group recognizes deferred income tax assets for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities arising from temporary differences relating to investments in subsidiaries, jointly controlled entities and associates are recognized. However, when the Company and the Group are able to control the timing of the reversal of the temporary difference and it is probable that this temporary difference will not reverse in foreseeable future, no deferred income tax is recognized.

Deferred income tax assets and liabilities are offset in financial statements when they meet all the conditions below:

(i)	deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority;

(ii)	the Group has a legally enforceable right to settle current income tax assets and current income tax liabilities on a net basis.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.20	Revenue recognition

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

(a)	Sales of goods

Revenue from the sale of goods is recognized when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, retained neither continuing managerial involvement nor control over the goods, economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

(b)	Sales of services

The Group provides transportation and packaging services to third party customers. These services are recognized in the period when the related services are provided.

(c)	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognized using the original effective interest rate.

(d)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.21	Leases (Continued)

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.22	Borrowing costs

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

2.23	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.24	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors of the Company. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits and short-term and long-term loans denominated in USD, Australian Dollars ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and Hong Kong Dollar ("HKD"). Related exposures are disclosed in Notes 16 and 19 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and issuing loans. As the foreign currency denominated assets and liabilities are minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group is not exposed to any significant foreign currency risk as of December 31, 2008 and 2009.

(ii)	Cash flow interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 16), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and fixed deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant interest rate risk for its financial assets held as of December 31, 2008 and 2009.

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 19 to the consolidated financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As of December 31, 2009, if interest rates had been 1% higher/lower (2008: 1%) with all other variables held constant, loss for the year would have been RMB509 million higher/lower (2008: profit for the year: RMB467 million lower/higher), respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. According to the Group's policy, the total quantity of primary aluminum which can be hedged using these financial instruments is limited to 50% of the annual quantity produced by the Group.

The Group uses mainly futures contracts and European option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum prices. As of December 31, 2009, the relevant committed volume under these contracts are not significant to the Group's operations.

As of December 31, 2009, if the primary aluminum futures price had been increased/decreased by 3% (2008: 2%) and all other variables held constant, loss for the year would have been decreased/ increased by RMB140 million (2008: profit for the year: increased/decreased by RMB30 million).

(b)	Credit risk

Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amount of these receivables and amounts of respective financial guarantees included in Notes 14, 15, 16 and 19 to the consolidated financial statements represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong State support provided to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to trade and notes receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2008 and 2009, none of the individual customers exceed 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group is not exposed to any significant concentration of credit risk as of December 31, 2008 and 2009.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As of December 31, 2009, the Group had total banking facilities of approximately RMB88,664 million (2008: RMB70,728 million) of which amounts totaling RMB49,897 million (2008: RMB41,238 million) have been utilized as of December 31, 2009. Banking facilities of approximately RMB50,834 million will be subject to renewals in 2010. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2009, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD117 million (equivalent to RMB798.899 million) (2008: USD117 million (equivalent to RMB799.648 million)) of which USD0.056 million (equivalent to RMB0.382 million) (2008: USD16.662 million (equivalent to RMB114.047 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

The table below analyzes the Group's non-derivative financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from the balance sheet dates to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2008
Long-term bank and other loans	2,949,730	3,412,099	13,259,118	7,498,252	27,119,199
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	-	10,000,000	-	10,000,000
Short-term bank loans	14,188,202	-	-	-	14,188,202
Interest payables for borrowings	3,078,539	2,146,719	4,141,781	1,359,735	10,726,774
Financial liabilities at fair value through
profit or loss	114,047	-	-	-	114,047
Other payables and accrued expenses	11,366,892	-	-	-	11,366,892
Trade and notes payable	4,825,447	-	-	-	4,825,447
Short-term bonds	5,000,000				5,000,000

41,522,857	5,558,818	27,400,899	10,857,987	85,340,561

As of December 31, 2009
Long-term bank and other loans	2,826,472	5,909,537	13,916,224	6,073,488	28,725,721
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	5,000,000	-	10,000,000
Short-term bank loans	22,993,285	-	-	-	22,993,285
Interest payables for borrowings	3,264,567	1,652,829	2,665,592	621,619	8,204,607
Financial liabilities at fair value through
profit or loss	47,855	-	-	-	47,855
Other payables and accrued expenses	7,927,988	-	-	-	7,927,988
Trade and notes payable	6,172,443	-	-	-	6,172,443

43,232,610	12,562,366	21,581,816	8,695,107	86,071,899

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.2	Fair value estimation

Effective January 1, 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

-	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

-	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

-	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

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

The carrying amount less provision for impairment of trade and other receivables, bank balances and cash, trade and other payables and accrued expenses, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.3	Capital risk management

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

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payable, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debts less minority interest.

During 2008 and 2009, the change in sales price of the Group's primary products has adversely impacted profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as of December 31, 2008 and 2009 is as follows:

2008	2009

Total borrowings and other liabilities	75,351,457	78,297,679
Less: restricted cash, time deposits and cash and cash equivalents	(16,297,379)	(7,858,760)

Net debts	59,054,078	70,438,919

Total equity	60,181,430	55,581,157
Add: net debts	59,054,078	70,438,919
Less: minority interest	(5,198,340)	(5,180,419)

Total capital attributable to equity holders of the Company	114,037,168	120,839,657

Gearing ratio	52%	58%

The increase in the gearing ratio during 2009 primarily due to decrease of bank balances and cash as a result of the aforementioned adverse impact on profitability and cash flow of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a)	Property, plant and equipment - recoverable amount

In accordance with the Group's accounting policy (Note 2.10), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value-in-use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. Fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

(b)	Estimated impairment of inventories - net realizable value

In accordance with the Group's accounting policy (Note 2.12), the Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. For inventories held for executed sales contracts, the management estimates net realizable value based on the contracted price; for other inventories, the management estimates realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issue by the Board of Directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as at the balance sheet date.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	Critical accounting estimates and judgments (Continued)

(b)	Estimated impairment of inventories - net realizable value (Continued)

It is reasonably possible that if there is a significant change in circumstances, outcomes within the next financial year would be significantly affected including the Group's business and the external environment.

(c)	Goodwill - recoverable amount

In accordance with the Group's accounting policy (Note 2.8(a)), goodwill is allocated to the Group's operating segment as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment.

Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

(d)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of receivables and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred income tax assets amounting to approximately RMB1,818 million (2008: approximately RMB882 million) as at December 31, 2009. Deferred income tax assets are recognized based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the Group's results or financial position.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations under common control

On October 29, 2009, the Company acquired 100% equity interest of the following companies/business from Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labour Services Company Limited, companies registered in Henan province in the PRC and subsidiaries of Aluminum Corporation of China ("Chinalco"), the Company's immediate and ultimate holding company, for total cash consideration of RMB35 million. Pursuant to the terms set out in the acquisition agreements, the original shareholders of these companies/business are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates, March 31, 2009 and October 29, 2009. In this connection, the Company is required to pay an additional RMB2 million to the original shareholders. The acquired companies/business are:

Name of acquiree	Principal activities

Zhongzhou Construction	Provision of construction and engineering services for the mining industry
Jiaozuo Hongrui Chemical Company Ltd	Supply of chemical products and accessory supplies for the mining industry

Xincheng Construction	Provision of management services for construction projects work
Limestone mine business of Zhongzhou Aluminum Fengying	Supply of limestone products
Company Ltd.

As both the Company and all the above acquired companies/business are under the common control of Chinalco immediately before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein as if the merger had been consummated since the inception of common control. For the period between January 1, 2009 and October 29, 2009, revenue and net profit contributed by the aforementioned companies/business amounted to RMB96 million and RMB3 million, respectively.

In accordance with the requirements under merger accounting, the consolidated statement of financial position and the statement of comprehensive income for the year ended December 31, 2008 and the consolidated statement of financial position as of January 1, 2008 are presented on an "as if" consolidated basis as follows:

For the year ended December 31, 2008

Acquired companies/
Before acquisition	business under common control	Consolidation adjustments	As if consolidated

Revenues	76,725,941	289,269	(287,063)	76,728,147
Profit for the year	158,372	22,063	(11,806)	168,629
Total current assets	42,486,987	138,936	(68,928)	42,556,995
Total non-current assets	93,040,532	50,952	(36,327)	93,055,157
Total current liabilities	38,522,073	148,188	(48,163)	38,622,098
Total non-current liabilities	36,808,624	-	-	36,808,624
Total equity	60,196,822	41,700	(57,092)	60,181,430

As of January 1, 2008 (Note 2.2)

Acquired companies/
Before acquisition	business under common control	Consolidation adjustments	As if consolidated

Total current assets	30,274,879	135,209	(78,141)	30,331,947
Total non-current assets	75,573,189	29,639	(8,303)	75,594,525
Total current liabilities	23,542,249	125,809	(21,756)	23,646,302
Total non-current liabilities	17,812,612	-	-	17,812,612
Total equity	64,493,207	39,039	(64,688)	64,467,558

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations under common control (Continued)

On May 30, 2008, the Company acquired the following six companies from Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous") (an entity controlled by Chinalco) for total cash consideration of RMB4,175 million. On October 1, 2008, the Company also acquired the aluminum alloy business from Pingguo Aluminum Company (an entity controlled by Chinalco) ("Aluminum alloy business of Pingguo Aluminum") for cash consideration of RMB96 million. Pursuant to the relevant acquisition agreements, the original shareholders of these companies/business are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates and respective effective acquisition dates. In this connection, the Company is required to pay to and receive from original shareholders of these companies/businesses an additional RMB6 million and RMB27 million for six entities and one business, respectively. All these entities are incorporated and operated in the PRC and their details are as follows:

Name of acquiree	Principal activities	Entity interest acquired

Lanzhou Liancheng Longxing Aluminum Company Limited	Manufacture and distribution of primary aluminum	100%
("Longxing Aluminum")
()
Huaxi Aluminum Company Limited ("Huaxi Aluminum")	Manufacture and distribution of aluminum	56.86%
()	fabrication products
Chalco Ruimin	Manufacture and distribution of aluminum	75%
	fabrication products
Chalco Southwest Aluminum Cold Rolling	Manufacture and distribution of aluminum	100%
	fabrication products
Chalco Southwest Aluminum	Manufacture and distribution of aluminum	60%
	fabrication products
Henan Aluminum	Manufacture and distribution of aluminum	84.02%
	fabrication products
Aluminum alloy business of Pingguo Aluminum	Manufacture and distribution of aluminum alloy rods	100%

As both the Company and all the above acquired companies/business are under the common control of Chinalco before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein.

The English names of these companies/business represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Intangible assets

Goodwill	Mining rights	Computer software and others	Total

As of January 1, 2008 (Notes 5 and 2.2)
Cost	2,330,945	405,510	56,728	2,793,183
Accumulated amortization	-	(97,439)	(6,891)	(104,330)

Net book amount	2,330,945	308,071	49,837	2,688,853

Year ended December 31, 2008
Opening net book amount	2,330,945	308,071	49,837	2,688,853
Acquisition of a subsidiary	31,790	-	1,363	33,153
Additions	-	249,524	69,486	319,010
Amortization	-	(25,115)	(27,832)	(52,947)

Closing net book amount	2,362,735	532,480	92,854	2,988,069

As of December 31, 2008 (Note 5)
Cost	2,362,735	655,034	128,381	3,146,150
Accumulated amortization	-	(122,554)	(35,527)	(158,081)

Net book amount	2,362,735	532,480	92,854	2,988,069

Year ended December 31, 2009
Opening net book amount	2,362,735	532,480	92,854	2,988,069
Additions	-	92,166	35,231	127,397
Amortization	-	(45,740)	(20,251)	(65,991)

Closing net book amount	2,362,735	578,906	107,834	3,049,475

As of December 31, 2009
Cost	2,362,735	741,292	163,612	3,267,639
Accumulated amortization	-	(162,386)	(55,778)	(218,164)

Net book amount	2,362,735	578,906	107,834	3,049,475

Amortization expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the years ended December 31,

2008	2009

Cost of sales	37,862	43,486
General and administrative expenses	15,085	22,505

52,947	65,991

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Intangible assets (Continued)

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs identified according to operating segments. A segment level summary of goodwill allocation is presented below:

January 1, 2008	December 31, 2008	December 31, 2009

Alumina	Primary aluminum	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	-	217,267	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259	-	1,924,259
Jiaozuo Wanfang Power Co., Ltd.
("Wanfang Power")	-	-	-	31,790	-	31,790

189,419	2,141,526	189,419	2,173,316	189,419	2,173,316

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 10.50% (2008: 10.65%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as of December 31, 2009 (2008: nil).

As of December 31, 2009, a one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or an increase in the recoverable amount of 10.06% and 12.77%, respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in an increase or a decrease in the recoverable amount of 9.30% and 7.34%, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Property, plant and equipment

Buildings	Plant and machinery	Transportation facilities	Office and other equipment	Construction- in-progress	Total

As of January 1, 2008
(Notes 5 and 2.2)
Cost	25,011,662	59,798,939	3,139,345	703,050	13,032,980	101,685,976
Accumulated depreciation and
impairment	(7,028,369)	(23,711,179)	(1,339,718)	(295,027)	(20,244)	(32,394,537)

Net book amount	17,983,293	36,087,760	1,799,627	408,023	13,012,736	69,291,439

Year ended December 31, 2008
Opening net book amount	17,983,293	36,087,760	1,799,627	408,023	13,012,736	69,291,439
Transfers/reclassifications	2,531,133	8,633,962	(25,279)	(95,686)	(11,044,130)	-
Acquisition of subsidiaries	709,384	1,989,700	22,548	23,492	60,058	2,805,182
Additions	37,625	341,724	30,502	13,065	18,822,045	19,244,961
Depreciation	(882,707)	(4,108,481)	(213,708)	(63,902)	-	(5,268,798)
Impairment loss (Note)	-	(1,334)	-	-	-	(1,334)
Disposals	(18,517)	(57,007)	(5,474)	(1,426)	-	(82,424)

Closing net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026

As of December 31, 2008 (Note 5)
Cost	28,503,020	71,116,046	3,051,914	580,191	20,870,953	124,122,124
Accumulated depreciation and
impairment	(8,142,809)	(28,229,722)	(1,443,698)	(296,625)	(20,244)	(38,133,098)

Net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026

Year ended December 31, 2009
Opening net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026
Transfers/reclassifications	2,786,508	8,259,495	172,847	296	(11,219,146)	-
Additions	61,240	218,242	2,219	6,259	10,009,517	10,297,477
Depreciation	(1,060,987)	(4,565,604)	(241,323)	(67,870)	-	(5,935,784)
Impairment loss (Note)	(144,150)	(315,703)	(4,014)	(341)	(159,583)	(623,791)
Disposals	(13,820)	(30,572)	(706)	(444)	(20,305)	(65,847)

Closing net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

As of December 31, 2009
Cost	31,325,327	78,965,256	3,203,745	562,745	19,637,651	133,694,724
Accumulated depreciation and
impairment	(9,336,325)	(32,513,074)	(1,666,506)	(341,279)	(176,459)	(44,033,643)

Net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Property, plant and equipment (Continued)

Depreciation expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the years ended December 31,

2008	2009

Cost of sales	5,005,571	5,404,648
General and administrative expenses	225,903	238,174
Selling and distribution expenses	5,260	6,992

5,236,734	5,649,814

As of December 31, 2009, the Group is in the process of applying for the ownership certificates of buildings at net book value of RMB2,268 million.

For the year ended December 31, 2009, interest expenses of RMB880 million (2008: RMB920 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate of approximately 5.30% (2008: 6.77%), and were included in additions to property, plant and equipment.

As of December 31, 2009, buildings amounting to RMB7 million (2008: RMB7 million) are situated in Hong Kong.

As of December 31, 2009, the Group has pledged property, plant and equipment, amounting to RMB1,712 million (2008: RMB900 million) for bank and other borrowings as set out in Note 23.

In 2009, the Group started to implement operational structural adjustments and determined that certain properties, plant and equipment would be retired (including certain constructions in progress would be abandoned). Accordingly, as of December 31, 2009, the carrying amount of such property, plant and equipment amounting to RMB1,600 million (2008: RMB4 million) has been reduced to their recoverable amounts (estimated fair value less cost to sell) through recognition of an impairment loss amounting to RMB624 million (2008: RMB1 million) in the statement of comprehensive income.

8.	Land use rights and leasehold land

Details of land use rights and leasehold land are as follows:

January 1, 2008	December 31, 2008	December 31, 2009

In Hong Kong, held on:
Leases between 10 to 50 years	103,532	95,157	92,660

In the mainland of the PRC, held on:
Leases less than 10 years	42,036	16,285	16,083
Leases between 10 to 50 years	1,314,929	1,618,926	1,834,625
Leases over 50 years	184	182	179

1,460,681	1,730,550	1,943,547

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Land use rights and leasehold land (Continued)

2008	2009

Beginning of the year	1,460,681	1,730,550
Exchange differences	(5,954)	(151)
Additions	277,397	260,670
Acquisition of a subsidiary	44,927	-
Amortization	(46,501)	(47,522)

End of the year	1,730,550	1,943,547

As of December 31, 2009, the Group is in the process of applying for the certificates of land use rights with net book value of RMB338 million.

For the years ended December 31, 2008 and 2009, amortization expenses are recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

9.	Investments in jointly controlled entities/associates

(a)	Investments in jointly controlled entities

Movements in investments in jointly controlled entities are as follows:

2008	2009

Beginning of the year	636,296	701,850
Capital injections	63,882	34,001
Share of net profit /(loss) under equity method accounting	1,672	(50,392)

End of the year	701,850	685,459

As of December 31, 2008 and 2009, jointly controlled entities of the Group, all of which are unlisted, are as follows:

					Effective equity
	Place of		Registered and		interest held
	incorporation and		fully paid	Business nature and
Name	operation	Legal status	capital	scope of operations	2008	2009

Shanxi Jinxin Aluminum	PRC	Limited	20,000	Manufacture and distribution of	50%	50%
Co., Ltd.		liability		primary aluminum
("Jinxin Aluminum")		company
()
(Note (i))
Guangxi Huayin Aluminum	PRC	Limited	Registered capital	Manufacture and distribution of	33%	33%
Co. Ltd.		liability	2,122,815	alumina
()		company	Paid-in-capital
(Note (ii))			2,225,850

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Investments in jointly controlled entities/associates (Continued)

(a)	Investments in jointly controlled entities (Continued)

Notes:

(i)	As of December 31, 2009, the Group's investments in Jinxin Aluminum have been fully written down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)

During the year ended December 31, 2009, the Company injected cash amounting to RMB34 million (2008: RMB64 million) to Guangxi Huayin Aluminum Co. Ltd. The verification of the injection is not yet completed and thus, the registered capital is not adjusted.

The Group's shares of interests in its jointly controlled entities are as follows:

January	December	December
1, 2008	31, 2008	31, 2009

Assets	2,401,039	2,988,609	2,754,415
Liabilities	(1,764,743)	(2,286,759)	(2,068,955)
Revenue	-	610,699	771,048
Profit /(loss) for the year	-	1,672	(50,392)

Proportionate interests in jointly controlled entities'
capital commitments	907,802	199,650	169,652

There were no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

2008	2009

Beginning of the year	553,920	104,809
Capital injection	30,000	-
Transformation from associates to subsidiaries	(461,075)	-
Share of net profit under equity method accounting	10,045	77,056
Share of reserves	-	15,205
Cash dividends declared	(28,081)	-

End of the year	104,809	197,070

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Investments in jointly controlled entities/associates (Continued)

(b)	Investments in associates (Continued)

As of December 31, 2008 and 2009, associates of the Group, all of which are unlisted, are as follows:

					Effective equity
	Place of		Registered and		interest held
	incorporation and		fully paid	Business nature and
Name	operation	Legal status	capital	scope of operations	2008	2009

ABC-CA Fund Management	PRC	Limited	200,000	Investments	15%	15%
Co., Ltd.		liability
()		company
(Note (i))
Jiaozuo Coal Group Xinxiang	PRC	Limited	252,000	Coal production	30%	8.7%
(Zhaogu) Energy		liability
Corporation Co., Ltd.		company
(chinese charter)
(Note (ii))
Jiaozuo Wanfang Industry	PRC	Limited	10,000	Sales of construction materials and	8.7%	8.7%
Co., Ltd.		liability		other goods
()		company
(Note (iii))

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC-CA Fund Management Co., Ltd. through its appointment of a director into the board of directors of ABC-CA Fund Management Co., Ltd.

(ii)

On December 30, 2009, the Company transferred its entire 30% equity interest in Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. to Jiaozuo Wanfang, a subsidiary of the Company, for cash consideration of RMB166 million. Upon completion of the transfer, the Group's effective equity interest decreased from 30% to 8.7%.

(iii)	Jiaozuo Wanfang Industry Co., Ltd. is a 30% owned associate company of Jiaozuo Wanfang, a subsidiary of the Company.

The Group's shares of interests in its associates are as follows:

January	December	December
1, 2008	31, 2008	31, 2009

Assets	1,282,265	539,437	197,959
Liabilities	(728,345)	(434,628)	121,784
Revenue	-	66,016	151,067
Profit for the years	-	10,045	77,056

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	Available-for-sale financial assets

2008	2009

Beginning of the year	39,613	38,214
Additions	-	20,000
Acquisition of subsidiaries	10,100	-
Disposals	-	(283)
Fair value changes	(11,499)	(1,618)

End of the year	38,214	56,313

As of December 31, 2009, all available-for-sale financial assets are denominated in RMB (2008: all in RMB). Except for equity securities with market value amounting to RMB1 million (2008: RMB3 million), which are listed securities in the PRC, all others are unlisted equity securities in the PRC.

11.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. As of January 1, 2008, December 31, 2008 and 2009, the analysis of deferred income tax assets and deferred income tax liabilities is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Deferred income tax assets:
-	Deferred income tax assets to be recovered
	after more than 12 months	361,920	389,961	767,915
-	Deferred income tax assets to be recovered within 12 months	215,307	327,575	879,325

577,227	717,536	1,647,240

Deferred income tax liabilities:
-	Deferred income tax liabilities to be settled
	after more than 12 months	160,183	48,363	31,600
-	Deferred income tax liabilities to be settled within 12 months	12,277	5,405	2,935

172,460	53,768	34,535

404,767	663,768	1,612,705

The movements in deferred income tax are as follows:

2008	2009

Beginning of the year	404,767	663,768
Acquisitions of subsidiaries	(49,654)	-
Recognition in equity	1,725	244
Recognition in the consolidated statement of comprehensive income	306,930	948,693

End of the year	663,768	1,612,705

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Deferred income tax (Continued)

The movement in deferred income tax assets and liabilities during the years, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movements of deferred income tax assets:

Provision for impairment of receivables and inventories	Impairment of property, plant and equipment	Accrued expenses	Tax deduction on purchases of domestically manufactured equipment	Deductible tax losses	Unrealized profit at consolidation	Reversal of asset revaluation	Others	Total

As of January 1, 2008
(Notes 5 and 2.2)	65,293	22,159	72,047	233,062	-	64,769	69,080	50,817	577,227

Acquisitions of subsidiaries	4,146	1,352	-	-	-	-	-	-	5,498
Recognition in the statement of
comprehensive income	160,350	(396)	(68,333)	47,235	211,845	(45,739)	(8,714)	2,542	298,790

As of December 31, 2008
(Note 5)	229,789	23,115	3,714	280,297	211,845	19,030	60,366	53,359	881,515
Recognition in the statement of
comprehensive income	(157,436)	115,607	79,242	(220,205)	1,089,638	20,845	(6,936)	15,998	936,753

As of December 31, 2009	72,353	138,722	82,956	60,092	1,301,483	39,875	53,430	69,357	1,818,268

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Deferred income tax (Continued)

Movements of deferred income tax liabilities:

	Fair value	Depreciation of
Interest	changes of	property, plant	Amortization of
capitalization	financial assets	and equipment	intangible assets	Others	Total

As of January 1, 2008
(Notes 5 and 2.2)	147,144	5,470	18,500	1,346	-	172,460

Acquisition of subsidiaries	-	-	-	-	55,152	55,152
Recognition in equity	-	(1,725)	-	-	-	(1,725)
Recognition in the statement of
comprehensive income	(13,914)	(3,297)	9,498	674	(1,101)	(8,140)

As of December 31, 2008 (Note 5)	133,230	448	27,998	2,020	54,051	217,747

Recognition in equity	-	(244)	-	-	-	(244)
Recognition in the statement of
comprehensive income	(5,973)	17	6,618	674	(13,276)	(11,940)

As of December 31, 2009	127,257	221	34,616	2,694	40,775	205,563

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has not recognized deferred income tax assets of RMB468 million (2008: RMB173 million) in respect of accumulated tax losses amounting to RMB1,871 million (2008: RMB693 million) that can be carried forward against future taxable income as it was not considered probable that those assets would be realized. The expiry profile of these tax losses are analyzed as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Expiring in
2011	16,270	16,270	16,270
2012	279,094	279,094	279,094
2013	-	397,956	397,956
2014	-	-	1,177,855

Total	295,364	693,320	1,871,175

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	Other non-current assets

January 1, 2008	December 31, 2008	December 31, 2009

Advances and deposits to suppliers (Note)	232,000	628,525	237,555
Other prepayments and receivables	114,496	156,578	163,572

346,496	785,103	401,127

Note:

As of December 31, 2009, the remaining balance of the prepayments paid to a supplier under a 3-year contract for purchase of certain alumina products from 2008 to 2011 amounting to RMB485 million (2008: RMB784 million). RMB70 million (2008: RMB433 million) which expected to be utilized after more than 12 months was included in 'advances and deposits to suppliers' in 'other non-current assets', while the remaining portion amounting to RMB415 million (2008: RMB351 million) was included in 'other current assets' (Note 15).

At the same time this purchase contract was entered into, the Group also entered into a 3-year contract to sell these products to a customer. As of December 31, 2009, the remaining balance of the advances received from the customer amounting to RMB482 million (2008: RMB782 million), of which RMB69 million (2008: RBM432 million) which expected to be utilized after more than 12 months was included in 'other non-current liabilities' (Note 20) and RMB413 million (2008: RMB350 million) was included in 'other payables and accrued expenses' (Note 21).

13.	Inventories

January 1, 2008	December 31, 2008	December 31, 2009

Raw materials	5,422,689	7,447,136	7,038,870
Work-in-progress	4,526,424	5,330,224	4,863,109
Finished goods	4,641,796	7,093,626	7,541,168
Spare parts	887,188	1,014,088	1,045,263
Packaging materials and others	10,747	9,414	9,139

	15,488,844	20,894,488	20,497,549
Less: provision for impairment of inventories	(89,743)	(984,489)	(74,322)

15,399,101	19,909,999	20,423,227

Movements on the provision for impairment of inventories are as follows:

2008	2009

Beginning of the year	89,743	984,489
Provision for impairment of inventories	916,256	33,756
Reversal upon sales of inventories	(21,510)	(943,923)

End of the year	984,489	74,322

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	Trade and notes receivable

January 1, 2008	December 31, 2008	December 31, 2009

Trade receivables (Note 35(b))	1,636,581	1,741,546	1,840,813
Less: provision for impairment of receivables	(437,832)	(421,862)	(423,362)

	1,198,749	1,319,684	1,417,451
Notes receivable	2,539,476	732,385	1,785,631

3,738,225	2,052,069	3,203,082

As of December 31, 2009, except for trade and notes receivable of the Group amounting to RMB739 million (2008: RMB202 million) and RMB6 million (2008: RMB1 million) were denominated in USD and EUR respectively, all other trade and notes receivable were denominated in RMB.

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period from 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. The ageing analysis of trade and notes receivable is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Within 1 year	3,670,854	1,980,021	3,062,131
Between 1 and 2 years	32,276	34,056	89,570
Between 2 and 3 years	15,399	18,116	27,595
Over 3 years	457,528	441,738	447,148

4,176,057	2,473,931	3,626,444

The credit quality of trade and notes receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. As of January 1, 2008, December 31, 2008 and 2009, there is no history of default for these customers above.

Trade and notes receivable that are past due less than one year are not considered impaired. As of December 31, 2009, trade and notes receivable of RMB131 million (2008: RMB31 million) of the Group were past due but not impaired. These receivables relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these trade and notes receivable is as follows:

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	Trade and notes receivable (Continued)

January 1, 2008	December 31, 2008	December 31, 2009

Within 1 year	29,450	14,340	25,478
Between 1 and 2 years	3,610	2,474	78,040
Between 2 and 3 years	3,879	2,397	11,597
Over 3 years	6,342	11,572	15,868

43,281	30,783	130,983

As of December 31, 2009, trade and notes receivable of RMB447 million (2008: RMB438 million) of the Group were substantially impaired and a provision of RMB423 million (2008: RMB422 million) was made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. However, it was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Between 2 and 3 years	9,053	11,483	15,998
Over 3 years	439,815	427,006	431,280

448,868	438,489	447,278

Movements on the provision for impairment of trade and notes receivable are as follows:

2008	2009

Beginning of the year	437,832	421,862
Provision for impairment of receivables	5,533	20,690
Written off	(13,674)	(13,248)
Reversal	(7,829)	(5,942)

End of the year	421,862	423,362

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	Other current assets

January 1, 2008	December 31, 2008	December 31, 2009

Advances and deposits to suppliers (Note 12)	52,489	548,637	395,457
Advances to employees	41,561	38,702	33,822
Value-added tax recoverable	138,438	738,703	1,587,023
Export tax refund receivable	43,565	62,385	89,073
Receivables from sales of non-core businesses	141,385	119,968	117,515
Deposits for investments projects (Note)	5,054	255,054	255,054
Loans and receivables from related parties (Note 35(b))	141,540	82,460	64,912
Other receivables	297,876	432,495	551,648

861,908	2,278,404	3,094,504

Less: provision for impairment of other receivables	(275,665)	(224,544)	(221,332)

Total other receivables, net	586,243	2,053,860	2,873,172
Prepaid income tax	-	748,668	291,507
Prepayments for purchases (Note 35(b))	1,543,834	1,437,156	1,684,065

Total other current assets, net	2,130,077	4,239,684	4,848,744

Note:

Deposits for investments projects mainly represent a deposit amounting to RMB250 million (2008: RMB250 million) paid to Significant Project Management of Fushun State-owned Asset Company for the proposed acquisition of certain assets of Fushun Power Plant and certain related assets of other companies. As the proposed acquisition did not implement according to the framework agreement, the entire deposit was refunded in February 2010.

As of December 31, 2009, except for other current assets of the Group amounting to RMB273 million (2008: RMB231 million), RMB0.5 million (2008: RMB0.7 million) and RMB0.5 million (2008: RMB9 million) were denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	Other current assets (Continued)

The ageing analysis of other current assets is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Within 1 year	477,380	1,945,247	2,665,489
Between 1 and 2 years	29,318	25,873	123,717
Between 2 and 3 years	20,878	11,472	17,574
Over 3 years	334,332	295,812	287,724

861,908	2,278,404	3,094,504

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history.

Other receivables that are past due less than one year are generally not considered impaired. As of December 31, 2009, other receivables of RMB72 million (2008: RMB53 million) of the Group were past due but not impaired. The credit terms of these receivables were repayment on demand. The ageing analysis of these other receivables is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Within 1 year	22,772	6,311	18,727
Between 1 and 2 years	22,445	8,613	14,758
Between 2 and 3 years	6,000	6,095	9,182
Over 3 years	33,638	31,628	29,362

84,855	52,647	72,029

As of December 31, 2009, other receivables of RMB265 million (2008: RMB251 million) of the Group were impaired and a provision of RMB221 million (2008: RMB225 million) was made. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Between 2 and 3 years	2,630	2,632	7,033
Over 3 years	248,665	248,665	258,363

251,295	251,297	265,395

Movements on the provision for impairment of other receivables are as follows:

2008	2009

Beginning of the year	275,665	224,544
Provision for impairment of other receivables	4,746	844
Receivables written off	(25,721)	(2,004)
Reversal	(30,146)	(2,052)

End of the year	224,544	221,332

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	Bank balance and cash

January 1, 2008	December 31, 2008	December 31, 2009

Restricted cash	133,540	242,753	365,409
Time deposits	96,054	70,703	91,941
Cash and cash equivalents
Cash at bank and other financial institutions and on hand	8,826,847	15,983,923	7,401,410

9,056,441	16,297,379	7,858,760

As of December 31, 2009, the annual effective interest rate of the above time deposits was 5.00% (2008: 7.60%) with average maturity of one year (2008: one year). Restricted cash mainly represented deposits held for issued notes payable (Note 22).

Bank balances and cash on hand of the Group were denominated in the following currencies.

January 1, 2008	December 31, 2008	December 31, 2009

RMB	8,735,573	15,831,988	7,540,715
USD	52,739	190,679	103,754
HKD	128,283	46,416	46,822
EUR	32,406	9,891	2,380
AUD	107,440	218,405	165,089

9,056,441	16,297,379	7,858,760

17.	Share capital

January 1, 2008	December 31, 2008	December 31, 2009

A shares	9,580,522	9,580,522	9,580,522
H shares	3,943,966	3,943,966	3,943,966

13,524,488	13,524,488	13,524,488

As of December 31, 2008 and 2009, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

As of December 31,2009, of the total issued A shares, the trading of the 5,649,217,045 A shares (2008: 5,649,217,045 A shares) held by Chinalco and its subsidiaries are subject to the Trading Moratorium and the Terms of the Trading Moratorium. Accordingly, these shares can only be traded after a lock-up period of 3-years, expiring no later than January 4, 2011.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	Reserves

(i)	Share premium

Included in share premium are reserves resulting from acquisitions of common control entities.

(ii)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve granted to certain branches of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group. Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company by Chinalco, and therefore can only be used to increase Chinalco's shares in the Company after all necessary share increase conditions are satisfied. These funds are regarded as capital reserve solely attributable to Chinalco before the relevant share increase conditions are met. During the year ended December 31, 2009, no reserves were used to increase Chinalco's shares in the Company (2008: nil).

(iii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, articles of association and board resolutions of the Company, the Company provides 10% from its net profit for the year determined in accordance with China Accounting Standards for the statutory surplus reserve until the balance of this reserve reaches 50% of the paid-up share capital. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital of the Company. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such shares issuance.

(iv)	Special reserve

Special reserve represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and is not available for distribution to shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	Borrowings

January 1, 2008	December 31, 2008	December 31, 2009

Long-term borrowings
Bank and other loans (Note (a))
- Secured (Note 23)	862,590	665,819	798,627
- Guaranteed (Note (e))	7,460,223	5,720,408	4,250,715
- Unsecured	9,634,123	20,732,972	23,676,379

	17,956,936	27,119,199	28,725,721
Medium-term notes and long-term bonds, unsecured (Note (b))	1,979,683	11,873,083	11,905,233

Total long-term borrowings	19,936,619	38,992,282	40,630,954
Current portion of long-term borrowings	(2,477,022)	(2,949,730)	(2,826,472)

Non-current portion of long term- borrowings	17,459,597	36,042,552	37,804,482

Estimated fair value of total long-term borrowings	19,791,619	39,610,761	40,785,144

Short-term borrowings
Bank loans (Note (c))
- Secured (Note 23)	22,615	260,000	645,000
- Guaranteed (Note (e))	2,005,000	1,591,000	880,000
- Unsecured	3,790,440	12,337,202	21,468,285

	5,818,055	14,188,202	22,993,285
Short-term bonds, unsecured (Note (d))	3,051,471	5,152,283	-

	8,869,526	19,340,485	22,993,285
Current portion of long-term borrowings	2,477,022	2,949,730	2,826,472

Total short-term borrowings and current portion
of long-term borrowings	11,346,548	22,290,215	25,819,757

As of December 31, 2009, except for borrowings of the Group amounting to RMB49 million (2008: RMB53 million) and RMB299 million (2008: RMB348 million) were denominated in JPY and USD respectively, all other borrowings were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	Borrowings (Continued)

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group are set out below:

Bank and other financial institution loans	Other loans

January	December	December	January	December	December
1, 2008	31, 2008	31, 2009	1, 2008	31, 2008	31, 2009

Within 1 year	2,452,600	2,908,374	2,775,641	24,422	41,356	50,831
Between 1 and 2 years	2,905,974	3,393,820	5,891,327	13,453	18,279	18,210
Between 2 and 5 years	5,766,400	13,204,281	13,861,595	40,359	54,837	54,629
Over 5 years	6,594,877	7,399,102	5,999,298	158,851	99,150	74,190

17,719,851	26,905,577	28,527,861	237,085	213,622	197,860

Wholly repayable within 5 years	9,963,400	18,405,555	21,958,438	-	-	-

(ii)	The weighted average annual interest rates of long-term bank and other loans for the year ended December 31, 2009 is 5.28% (2008: 6.71%), respectively.

(b)	Medium-term notes and long-term bonds

In June 2007, the Company issued long-term bonds with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) with 10-year terms for capital expenditure purposes. The fixed annual coupon and effective interest rates of these bonds are 4.50% and 4.64%, respectively.

In June 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) with 3-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively.

In October 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) with 5-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	Borrowings (Continued)

Notes: (Continued)

(c)	Short-term bank loans

The weighted average annual interest rates of short-term bank loans for the year ended December 31, 2009 is 4.96% (2008: 6.54%), respectively.

(d)	Short-term bonds

In February 2008, the Company issued short-term bonds with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) with 1-year terms for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.99% and 5.40%, respectively. These short-term bonds matured and were fully redeemed in February 2009.

In July 2008, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100.00 per unit) with 1-year terms for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.83% and 5.25%, respectively. These short-term bonds matured and were fully redeemed in July 2009.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	Borrowings (Continued)

Notes: (Continued)

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees from related parties are set out as follows:

Guarantors	January 1, 2008	December 31, 2008	December 31, 2009

Long-term loans
Chinalco ()	2,640,058	2,902,228	2,315,760
Shanxi Zhangze Electric Power Co., Ltd.
() (Note (ii))	780,000	780,000	400,000
Luoyang Economic Investment Co., Ltd. ("Luoyang Economic")
() (Note (ii))	122,153	115,738	101,111
Lanzhou Aluminum Factory () (Note (i))	1,399,292	103,922	92,354
Yichuan Power Industrial Group Company ("Yichuan Power")
() (Note (ii))	76,380	76,380	70,115
Jiaozuo Wanfang Group Co., Ltd
() (Note (ii))
and Henan Tire Group Co., Ltd.	-	66,800	-
Luoyang Longquan Aluminum Products Co., Ltd.
() (Note (ii))	57,000	57,000	57,000
China Nonferrous () (Note (iii))	48,340	48,340	44,375
Baotou Aluminum (Group) Co., Ltd. ("Baotou Group")
() (Note (i))	250,000	250,000	-
Henan Tire Group Co., Ltd. ()	-	150,000	-
The Company	2,087,000	1,170,000	1,170,000

7,460,223	5,720,408	4,250,715

Short-term loans
Chinalco	850,000	633,000	180,000
Baotou Group (Note (i))	915,000	818,000	-
Yichuan Power (Note (ii))	140,000	40,000	-
China Nonferrous (Note (iii))	50,000	50,000	-
Luoyang Economic (Note (ii))	-	50,000	-
Lanzhou Baochuan Aluminum Company Ltd.
() (Note (iii))	50,000	-	-
The Company	-	-	700,000

2,005,000	1,591,000	880,000

Notes:

(i)	Guarantors are subsidiaries of Chinalco and shareholders of the Company.

(ii)	Guarantors are minority shareholders of certain subsidiaries of the Company.

(iii)	Guarantors are subsidiaries of Chinalco.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Other non-current liabilities

January 1, 2008	December 31, 2008	December 31, 2009

Advances to customers	-	432,228	68,847
Obligations in relation to early retirement schemes (Note)	-	18,755	231,273
Others	180,555	261,321	225,034

180,555	712,304	525,154

Note:

During 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. Included in 'other non-current liabilities' were obligations in relation to certain early retirement benefits under the Group's early retirement schemes as follows:

2008	2009

Analysis of obligations in relation to early retirement schemes
Beginning of the year	35,038	24,757
Provision made during the year (Note 26)	1,277	284,562
Used during the year	(11,558)	(6,114)

End of the year	24,757	303,205

Non-current	18,755	231,273
Current	6,002	71,932

24,757	303,205

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	Other payables and accrued expenses

January 1, 2008	December 31, 2008	December 31, 2009

Amounts due to related parties (Note 35(b))	1,751,260	2,639,094	2,402,590
Payable for capital expenditures	2,022,124	3,045,889	2,286,749
Sales and other deposits from customers	1,462,587	4,253,365	1,609,515
Utilities payable	137,981	51,700	63,068
Accrued payroll and bonus	494,026	18,072	8,677
Staff welfare payables	100,737	71,467	192,312
Contribution payable for retirement benefits	46,632	47,180	45,782
Employment expense in relation to early retirement schemes	35,038	6,002	71,932
Taxes other than income taxes payable (Note)	118,176	229,179	353,547
Consideration payable for acquisition of businesses	260,000	-	-
Payables withheld as guarantees and deposits	212,484	203,335	147,777
Accrued interest payable	86,895	338,470	338,476
Dividends payable	71,494	126,031	115,978
Others	455,906	337,108	291,585

7,255,340	11,366,892	7,927,988

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As of December 31, 2009, except for other payables and accured expenses of the Group amounting to RMB32 million (2008: RMB20 million), RMB2 million (2008: RMB2 million), RMB4 million (2008: nil) and RMB16 million (2008: RMB36 million) were denominated in USD, HKD, EUR and AUD respectively, all other payables and accured expenses were denominated in RMB.

22.	Trade and notes payable

January 1, 2008	December 31, 2008	December 31, 2009

Trade payables (Note 35(b))	4,142,938	4,405,637	4,440,736
Notes payable	391,060	419,810	1,731,707

4,533,998	4,825,447	6,172,443

As of December 31, 2009, except for trade and notes payable of the Group amounting to RMB70 million (2008: RMB113 million) and RMB54 million (2008: RMB52 million) were denominated in USD and EUR respectively, all other trade and notes payable were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Trade and notes payable (Continued)

The ageing analysis of the trade payables and notes payable is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Within 1 year	4,390,189	4,675,418	5,892,834
Between 1 and 2 years	67,942	90,117	212,488
Between 2 and 3 years	28,252	17,549	31,131
Over 3 years	47,615	42,363	35,990

4,533,998	4,825,447	6,172,443

23.	Pledge of assets

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 19. The summary of these pledged assets is as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Property, plant and equipment	1,429,039	900,230	1,711,957
Land use rights	49,481	52,262	320,055
Inventory	-	44,148	57,500
Trade and notes receivable	-	-	15,000

1,478,520	996,640	2,104,512

24.	Revenue and segment information

(a)	Revenue

Revenue recognized during the years is as follows:

For the years ended December 31,

2008	2009

Sales of goods (net of value-added tax)	73,679,573	68,556,451
Other revenue	3,048,574	1,711,554

76,728,147	70,268,005

Other revenue primarily includes revenue from sales of scrap and other materials and coal, supply of electricity, gas, heat and water and provision of transportation and packaging services, machinery processing and other services.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	Revenue and segment information (Continued)

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. Management has determined the operating segments on the basis of these reports. The Executive Committee considers the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication.

The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods excluding financial income and costs, shares of profits of jointly controlled entities and shares of profits of associates. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in these consolidated financial statements.

The corporate and other services cover other operating activities of the Group, including research and development related to other operating segments.

Segment assets mainly exclude interests in jointly controlled entities, interests in associates, prepaid current income tax and deferred income tax assets. Segment liabilities mainly exclude the borrowings, current income tax liabilities and deferred income tax liabilities.

All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2009

Alumina segment	Primary aluminum segment	Aluminum fabrication segment	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	20,151,210	49,097,890	9,019,175	3,663,494	(11,663,764)	70,268,005
Inter-segment revenue	(8,948,421)	(2,715,343)	-	-	11,663,764	-

Revenue from external
customers	11,202,789	46,382,547	9,019,175	3,663,494	-	70,268,005

Segment (loss)/profit	(2,448,517)	85,898	(611,782)	(191,180)	(113,855)	(3,279,436)
Unallocated:
Finance income						125,139
Finance costs						(2,262,964)
Shares of losses of jointly
controlled entities						(50,392)
Share of profits of
associates						77,056

Loss before income tax	(5,390,597)
Income tax benefit	711,003

Loss for the year	(4,679,594)

Other items:
Amortization of
land use rights and
leasehold land	14,833	17,828	7,419	7,442	-	47,522
Depreciation and
amortization	2,575,059	2,662,595	341,062	137,089	-	5,715,805
Loss/(gain) on disposal of
property, plant and
equipment	(5,319)	20,503	-	12,160	-	27,344
Provision for impairment of
property, plant and
equipment	128,775	335,432	159,584	-	-	623,791
Provision for impairment
of inventories	18,172	1,451	14,133	-	-	33,756
Provision for impairment of
receivables, net of bad
debts recovered	10,862	1,039	603	175	-	12,679

Additions to non-current
assets during the year:
Intangible assets	71,580	33,309	383	22,125	-	127,397
Land use rights	250,091	10,579	-	-	-	260,670
Property, plant and
equipment	5,391,270	2,770,827	2,054,675	80,705	-	10,297,477

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2008

Alumina segment	Primary aluminum segment	Aluminum fabrication segment	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	31,240,269	51,625,853	10,899,660	2,552,354	(19,589,989)	76,728,147
Inter-segment revenue	(16,431,379)	(3,158,610)	-	-	19,589,989	-

Revenue from
external customers	14,808,890	48,467,243	10,899,660	2,552,354	-	76,728,147

Segment profit/(loss)	1,472,491	515,763	(318,090)	(103,931)	266,174	1,832,407
Unallocated:
Finance income						193,091
Finance costs						(1,902,758)
Shares of profits of jointly
controlled entities						1,672
Share of profits of
associates						10,045

Profit before income tax	134,457
Income tax benefit	34,172

Profit for the year	168,629

Other items:
Amortization of
land use rights
and leasehold land	23,453	16,390	6,658	-	-	46,501
Depreciation and
amortization	2,410,900	2,440,773	309,608	128,400	-	5,289,681
Loss on disposal of
property, plant and
equipment	45,750	11,859	1,525	16	-	59,150
Provision for impairment of
property, plant and
equipment	1,334	-	-	-	-	1,334
Provision for impairment of
inventories	302,301	407,318	206,637	-	-	916,256
Reversal of impairment of
receivables, net of
bad debts recovered	(10,254)	(20,347)	(3,489)	-	-	(34,090)

Additions to non-current
assets during the year:
Intangible assets	249,965	38,885	130	63,183	-	352,163
Land use rights	150,611	147,113	24,600	-	-	322,324
Property, plant and
equipment	9,463,240	10,726,494	1,780,579	79,830	-	22,050,143

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

As of December 31, 2009

Alumina segment	Primary aluminum segment	Aluminum fabrication segment	Corporate and other operating segments	Inter-segment elimination	Total

Segment assets	60,117,965	52,817,206	14,210,819	8,716,495	(4,708,572)	131,153,913
Unallocated:
Interests in jointly
controlled entities						685,459
Interests in associates						197,070
Deferred income tax assets						1,647,240
Prepaid income tax						291,507

Total assets	133,975,189

Segment liabilities	10,684,208	5,394,657	2,476,826	712,466	(4,594,717)	14,673,440
Unallocated:
Deferred income
tax liabilities						34,535
Current income tax liabilities						61,818
Borrowings						63,624,239

Total liabilities	78,394,032

As of December 31, 2008

Alumina segment	Primary aluminum segment	Aluminum fabrication segment	Corporate and other operating segments	Inter-segment elimination	Total

Segment assets	59,984,908	57,840,441	12,217,500	9,394,047	(6,097,607)	133,339,289
Unallocated:
Interests in jointly
controlled entities						701,850
Interests in associates						104,809
Deferred income tax assets						717,536
Prepaid income tax						748,668

Total assets	135,612,152

Segment liabilities	7,558,994	12,893,341	1,921,577	742,385	(6,097,607)	17,018,690
Unallocated:
Deferred income
tax liabilities						53,768
Current income tax liabilities						25,497
Borrowings						58,332,767

Total liabilities	75,430,722

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the year ended December 31,

2008	2009

Segment revenue from external customers
- The PRC	76,563,287	70,241,729
- Other countries	164,860	26,276

76,728,147	70,268,005

December 31, 2008	December 31, 2009

Non-current assets (excluding financial assets, interests in jointly controlled entities, interests in associates and deferred income tax assets)
- The PRC	91,010,245	94,357,274
- Other countries	482,503	697,956

91,492,748	95,055,230

For the year ended December 31, 2009, revenues of approximately RMB13,645 million (2008: RMB11,615 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum and aluminum fabrication segments. The proportion of segment revenue from other individual customers is not more than 10%.

25.	Selling and distribution expenses

For the years ended December 31,

2008	2009

Transportation and loading expenses	1,058,062	812,479
Packaging expenses	202,116	145,518
Port expenses	62,121	71,418
Employee benefit expenses (Note 29)	39,267	36,954
Sales commissions and other handling fee	17,719	22,123
Storage fee	27,412	32,273
Marketing and advertising expenses	16,406	12,253
Others	139,738	131,902

1,562,841	1,264,920

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	General and administrative expenses

For the years ended December 31,

2008	2009

Employee benefit expenses (Note 29)	633,986	1,025,009
Taxes other than income tax expense (Note)	573,885	546,810
Depreciation of non-production property, plant and equipment	225,903	238,174
Amortization of land use rights and leasehold land	46,501	47,522
Operating lease rental expenses	201,754	198,975
Traveling and entertainment	164,131	125,686
Utilities and office supplies	90,969	78,850
Pollutants discharge fees	26,025	40,230
Repairs and maintenance	76,271	48,644
Insurance	68,595	81,424
Auditors' remuneration	39,351	33,110
Legal and professional fees	38,403	46,451
Others	321,237	445,621

2,507,011	2,956,506

Note:

Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

27.	Other income and other gains, net

(a)	Other income

For the year ended December 31, 2009, other income represented government grants received amounting to RMB151 million (2008: RMB101 million).

(b)	Other gains/(losses), net

For the years ended December 31,

2008	2009

Realized gain on future and option contracts, net	288,778	456,337
Unrealized loss on future and option contracts, net	(21,450)	(34,012)
Loss on disposal of property, plant and equipment, net	(59,150)	(27,344)
Others	4,662	8,855

212,840	403,836

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

28.	Finance costs, net

For the years ended December 31,

2008	2009

Finance income - interest income from banks	(193,091)	(125,139)

Interest expense, net of capitalized interest (Note 7)	1,864,888	2,299,780

Exchange loss/(gains), net	37,870	(36,816)

Finance cost	1,902,758	2,262,964

Finance cost, net	1,709,667	2,137,825

29.	Employee benefit expenses

For the years ended December 31,

2008	2009

Salaries and bonus	3,782,078	3,992,582
Housing fund	365,166	355,305
Staff welfare and other expenses (Note)	802,090	773,575
Employment expense in relation to early retirement schemes (Note 20)	1,277	284,562
Pension costs - defined contribution schemes	762,196	809,877

5,712,807	6,215,901

Note:

Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.

Staff costs include remuneration payables to directors, supervisors and senior management as set out in Note 30.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the years are as follows:

For the years ended December 31,

2008	2009

Fees	947	994
Basic salaries, housing allowances, other allowances and benefits in kind	2,606	2,536
Discretionary bonus	1,121	1,055
Pension costs - defined contribution schemes	115	131

4,789	4,716

The remuneration of each director and supervisor of the Company for the year ended December 31, 2009 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary bonus	Pension	Total

Directors:
Xiong Weiping (appointed May 26, 2009)	-	382	191	16	589
Xiao Yaqing (resigned on March 27, 2009)	-	271	137	11	419
Luo Jianchuan	-	560	293	26	879
Chen Jihua	-	469	169	26	664
Liu Xiangmin	-	469	169	26	664
Shi Chungui	150	-	-	-	150
Kang Yi	211	-	-	-	211
Zhang Zhuoyuan	211	-	-	-	211
Wang Mengkui	211	-	-	-	211
Zhu Demiao	211	-	-	-	211

994	2,151	959	105	4,209

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	385	96	26	507
Zhang Zhankui	-	-	-	-	-

-	385	96	26	507

Total	994	2,536	1,055	131	4,716

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2008 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary bonus	Pension	Total

Directors:
Xiao Yaqing	-	684	374	23	1,081
Luo Jianchuan	-	572	312	23	907
Chen Jihua	-	468	169	23	660
Liu Xiangmin	-	468	169	23	660
Shi Chungui	150	-	-	-	150
Kang Yi	214	-	-	-	214
Poon Yiu Kin, Samuel
(resigned on May 9, 2008)	84	-	-	-	84
Zhang Zhuoyuan	214	-	-	-	214
Zhu Demiao (appointed on May 9, 2008)	143	-	-	-	143
Wang Mengkui (appointed on May 9, 2008)	142	-	-	-	142

947	2,192	1,024	92	4,255

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	414	97	23	534
Zhang Zhankui	-	-	-	-	-

-	414	97	23	534

Total	947	2,606	1,121	115	4,789

The remuneration of the directors and supervisors of the Company fell within the following bands:

Number of individuals

2008	2009

nil to 1,000	12	13
1,000 to 1,500	1	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

During the years, no options were granted to the directors or the supervisors of the Company (2008: Nil).

During the years, no emoluments were paid to the directors or the supervisors of the Company (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2008: nil).

No directors or supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the year ended December 31, 2009, the five highest paid individuals of the Group include 3 (2008: 4) directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining 2 (2008: 1) individual during the year, is as follows:

For the years ended December 31,

2008	2009

Basic salaries, housing allowances, other allowances and benefits in kind	468	936
Discretionary bonus	169	339
Pension	23	49

660	1,324

31.	Income tax benefit

For the years ended December 31,

2008	2009

Current income tax expense:
- PRC enterprise income tax	272,758	237,690
Deferred income tax benefit (Note 11)	(306,930)	(948,693)

(34,172)	(711,003)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Income tax benefit (Continued)

The current income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including preferential tax rates of 15% for a period of 10 years. In addition, the Group also enjoys a preferential policy on tax credits approved in prior years in respect of domestically manufactured production equipment purchased.

Upon the implementation of the new Corporate Income Tax Law ("CIT Law") from January 1, 2008, the applicable corporate income tax rate of the Group was adjusted to 25%. However, for those branches and subsidiaries of the Company which were applying the 15% income tax rate, the income tax rate will gradually increase to 25% over 5 years while those entities located in western region continue to enjoy income tax rate of 15% without any upward adjustment before 2011 when such income tax rate will change to 25%.

Deferred income tax is calculated in full on temporary differences under the liability method using tax rates substantively enacted at the balance sheet date.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit/(loss)of the consolidated entities as follows:

For the years ended December 31,

2008	2009

Profit /(loss) before income tax	134,457	(5,390,597)

Tax expense/(benefit) calculated at standard income tax rate of 25% (2008: 25%)	33,614	(1,347,649)
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	(11,897)	63,925
Tax losses for which no deferred income tax assets were recognized (Note 11)	99,489	294,464
Utilization of previously unrecognized tax losses	(43,803)	-
Tax credit for purchases of qualified domestic-made equipment
not (recognized)/recognized (Note 11)	(92,397)	220,205
Tax incentive in relation to deduction limits of certain expenses	(20,559)	(23,777)
Income not subject to tax	(14,714)	(9,420)
Expenses not deductible for tax purposes	33,939	87,130
(Over)/under provision in the prior year	(17,844)	4,119

Income tax benefit	(34,172)	(711,003)

Weighted average effective tax rate	(25.42%)	13.19%

For the year ended December 31, 2009, share of income tax expense of associates of RMB27 million (2008: RMB5 million) was included in 'shares of profits of associate'.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Income tax benefit (Continued)

The change of the weighted average effective tax rate is mainly caused by a change in the profitability of the Group's subsidiaries and branches and the certain tax credits in respect of purchase qualified domestic-made equipment were not recognized.

32.	Earnings/(loss) per share

(a)	Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the years ended December 31,

2008	2009

Profit/(loss) attributable to equity holders of the Company (RMB)	19,485,000	(4,642,894,000)
Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings/(loss) per share (RMB)	0.0014	(0.3433)

(b)	Diluted

Basic earnings/(loss) per share for the years ended December 31, 2008 and 2009 is the same as the diluted earnings/(loss) per share as there are no dilutive potential shares.

33.	Dividends

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lower of:

(i)	the sum of current period net profit and opening retaining earnings in accordance with IFRS,

(ii)	the sum of current period net profit and opening retaining earnings in accordance with China Accounting Standards, and

(iii)	amount limited by the Company Law of the PRC.

No dividend was paid in 2009. Total dividends declared and paid in 2008 were RMB1,420 million, of which RMB703 million related to 2008 with the remainder related to 2007. The directors of the Company do not recommend the payment of a final dividend for the year ended December 31, 2009.

For the years ended December 31,

2008	2009

Interim dividend paid of nil (2008: 0.052) per share	703,273	-
Proposed final dividend of nil (2008: nil) per share	-	-

703,273	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	Cash flows generated from/(used in) operating activities

For the years ended December 31,

	2008	2009
Note	(Note 5)

Cash flows generated from/(used in) operating activities

Profit/(loss) before income tax		134,457	(5,390,597)
Share of (profits)/losses of jointly controlled entities	9(a)	(1,672)	50,392
Share of profits of associates	9(b)	(10,045)	(77,056)
Depreciation of property, plant and equipment	7	5,268,798	5,935,784
Net loss on disposal of property, plant and equipment	27	59,150	27,344
Loss on disposals of investments	27	324	-
Impairment loss on property, plant and equipment	7	1,334	623,791
Amortization of intangible assets	6	52,947	65,991
Expensed off prepaid land use rights	8	46,501	47,522
Amortization of prepaid expenses		87,806	25,982
Realized and unrealized gain on futures and option contracts	27	(267,328)	(422,325)
Interest income		(6,364)	(4,785)
Interest expense		1,902,758	2,262,964
Others		(4,986)	(8,853)

		7,263,680	3,136,154
Changes in working capital:
Increase in inventories		(3,856,926)	(512,804)
Decrease/(Increase) in trade and notes receivable		2,023,502	(1,342,354)
Increase in other current assets		(1,303,371)	(650,380)
Increase in restricted cash	16	(104,213)	(122,656)
(Increase)/decrease in other non-current assets		(527,359)	391,040
(Decrease)/increase in trade and notes payable		(82,696)	1,585,853
Increase/(decrease) in other payables and accrued expenses		3,134,708	(2,967,557)
Decrease in other non-current liabilities		(14,759)	(21,878)

Cash generated from/(used in) operating activities	6,532,566	(504,582)

PRC enterprise income taxes paid	(1,508,582)	(201,372)

Net cash generated from/(used in) operating activities	5,023,984	(705,954)

Note:

For the year ended December 31, 2009, the Group classified interest paid as "financing activities" for the purposes of cash flow statements as this classification is more representative of the nature of the transaction. Accordingly, the relevant comparative figure was also reclassified to conform with the current year presentation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 (revised), "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations in which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(a)	Significant related party transactions

For the years ended December 31,

Note	2008	2009

Sales of goods and services rendered:

Sales of materials and finished goods, including:	(i)
Chinalco and its subsidiaries		2,144,114	2,788,571
Associates of Chinalco		20,263	3,596
Jointly controlled entities		20,939	-
Associates		3,274	396
Companies controlled by a minority shareholder of a subsidiary		5,492,508	3,638,739

7,681,098	6,431,302

Provision of utility services, including:	(ii)
Chinalco and its subsidiaries		676,119	341,172
Associates of Chinalco		5,461	9,572
Companies controlled by a minority shareholder of a subsidiary		44	1,510

681,624	352,254

Purchase of goods and services:

Purchase of engineering, construction and supervisory services	(iii)
from, including:
Chinalco and its subsidiaries		7,999,470	4,947,307
Companies controlled by a minority shareholder of a subsidiary		22,269	19,740

8,021,739	4,967,047

Purchases of key and auxiliary materials from, including:	(iv)
Chinalco and its subsidiaries		2,628,166	2,630,835
Associates of Chinalco		59,832	74,818
Jointly controlled entities		566,433	911,462
Associates		6,260	4,665
Companies controlled by a minority shareholder of a subsidiary		3,277,579	2,595,829

6,538,270	6,217,609

Provision of social services and logistics services by, including:	(v)
Chinalco and its subsidiaries		776,197	502,999
Jointly controlled entities		25	-
Companies controlled by a minority shareholder of a subsidiary		2,010	5,565

778,232	508,564

Provision of utilities services by, including:	(ii)
Chinalco and its subsidiaries		413,972	262,999
Associates of Chinalco		44,303	-
Companies controlled by a minority shareholder of a subsidiary		67,477	73,369

525,752	336,368

Rental expenses for land use rights and buildings charged by
Chinalco and its subsidiaries	(vi)	890,016	762,278

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(a)	Significant related party transactions (Continued)

During the years ended December 31, 2008 and 2009, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, fixed deposits, cash and cash equivalents and borrowings as of December 31, 2008 and 2009 and the relevant interest earned or paid during the years are transacted with banks and other financial institutions controlled by the PRC government.

The transactions of revenues and expenses in nature conducted with government-related entities were based on terms as set out in the underlying agreements, based on statutory rates or market prices or actual cost incurred, or as mutually agreed.

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(1)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(2)	If there is no State-prescribed price then adoption of state-guidance price;

(3)	If there is neither State-prescribed price nor state-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(4)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) and finished goods are the same as that set out in (i) above.

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

(vii)

Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000.00 to maintain effective registration. According to the agreement terms, Chinalco may negotiate extension of effective period in using these trademarks.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at period end are as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Trade and notes receivable
Chinalco and its subsidiaries	236,961	315,344	329,194
Associates of Chinalco	662	656	656
Jointly controlled entities	100	-	-
Companies controlled by a minority shareholder
of a subsidiary	200,317	200,920	146,663
Less: provision for impairment of receivables	(156,425)	(149,633)	(150,315)

281,615	367,287	326,198

Other current assets
Chinalco and its subsidiaries	155,051	65,794	48,838
Associates of Chinalco	17,665	10,091	8,362
Jointly controlled entity	17,631	42,322	17,631
Companies controlled by a minority shareholder
of a subsidiary	36,054	16,489	43,718
Less: provision for impairment of receivables	(64,252)	(22,039)	(19,274)

162,149	112,657	99,275

Trade and notes payable
Chinalco and its subsidiaries	302,013	305,597	284,593
Associates of Chinalco	4,044	674	1,415
Associates	-	1,580	210
Companies controlled by a minority shareholder
of a subsidiary	1,793	4,605	7,467

307,850	312,456	293,685

Other payables and accrued expense
Chinalco and its subsidiaries	1,720,199	2,634,622	2,383,291
Associates of Chinalco	9,922	530	656
Jointly controlled entity	12,020	332	3,729
Associates	1,898	-	-
Companies controlled by a minority shareholder
of a subsidiary	7,221	3,610	14,914

1,751,260	2,639,094	2,402,590

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(b)	Balances with related parties (Continued)

As of December 31, 2009, included in long-term borrowings and short-term borrowings and current portion of long-term borrowings are borrowings payable to other state-owned enterprises amounting to RMB25,602 million (2008: RMB23,763 million), RMB22,653 million (2008: RMB14,148 million) and RMB2,742 (2008: RMB2,908 million) million, respectively.

The terms of all balances were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Provision of shareholder's loans

In 2009, the Group's subsidiaries, namely Chalco Southwest Aluminium Cold Rolling and Chalco Ruimin, repaid their shareholder's loans amounting to RMB250 million and RMB206 million, respectively, to Chinalco.

In 2008, Chalco Southwest Aluminium Cold Rolling and Chalco Ruimin received shareholder's loan amounting to RMB150 million and RMB126 million, respectively, from Chinalco.

(d)	Key management personnel compensation

For the years ended December 31,

2008	2009

Fees	947	994
Basic salaries, housing allowances, other allowances
and benefits in kind	3,515	3,914
Discretionary bonus	1,442	1,521
Pension costs - defined contribution schemes	153	206

6,057	6,635

36.	Contingent liabilities

As of December 31, 2009, the Group does not have significant contingent liabilities.

As of December 31, 2008, Fushun Aluminum, a subsidiary of the Company was named in the claims by various banks for its joint and several liabilities amounting to approximately RMB171 million for the repayments of loans due from the original shareholder of Fushun Aluminum prior to the Company acquisition in 2006. The directors of the Company are of the opinion that as the acquisition was conducted on fair principle and the consideration was set approximate to the fair value determined by an independent valuer, no contingency provision for such claims is provided as of December 31, 2008. In June 2009, litigation proceedings for the aforesaid litigation have been completed and Fushun Aluminum is not liable for any of the aforesaid litigation.

37.	Commitments

(a)	Capital commitments of property, plant and equipment

January 1, 2008	December 31, 2008	December 31, 2009
Contracted but not provided for	10,946,124	10,278,172	3,918,198
Authorized but not contracted for	25,473,768	30,131,209	30,492,501

36,419,892	40,409,381	34,410,699

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	Commitments (Continued)

(b)	Commitments under operating leases

Pursuant to non-cancelable lease agreements entered into by the Group, the future aggregate minimum lease payments are summarized as follows:

January 1, 2008	December 31, 2008	December 31, 2009

Not later than one year	686,921	905,493	782,744
Later than one year and not later than five years	2,747,684	3,621,972	3,110,657
Later than five years	23,713,941	30,877,194	23,877,969

27,148,546	35,404,659	27,771,370

(c)	Commitments for capital contribution

(i)

On April 17, 2006, the Company entered into an investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. to jointly establish Zunyi Alumina in which the Company holds 67% equity interest. On December 7, 2009, another investment agreement was entered into and the total capital commitment was increased to RMB595 million. During the year ended December 31, 2009, the Company had injected a total of RMB760 million (2008: RMB563 million) and is obliged to inject an additional RMB202 million under the revised agreement.

(ii)	As of December 31, 2009, the Company is committed to inject additional capital of RMB20 million (December 31, 2008: RMB20 million) into a subsidiary, China Aluminum Taiyue Mining Co. Ltd.

38.	Subsequent events

On March 11, 2010, Henan Aluminum entered into an agreement with Henan Zhongfu Industry Co., Limited ("Zhongfu Industry") () to jointly establish a joint-venture in which Henan Aluminum will inject certain assets of its cold rolling project for a 26% equity interest in the joint venture and Zhongfu Industry will inject cash and certain assets for the remaining 74% equity interest.

On March 15, 2010, the Company's application for private placement of not more than 1 billion additional A shares and to raise not more than RMB10 billion was conditionally approved by the Listing Committee of China Securities Regulatory Commission.

On March 10, 2010, the Company's proposed issuance of short-term bonds with a total face value of up to RMB10 billion with 1-year terms for working capital purposes was approved by the National Association of Financial Market Institutional Investors ("NAFMII"). Short-term bonds with face a total face value amounting to RMB5 billion were issued on March 25 and June 17, 2010, respectively.

On March 10, 2010, the Company' subsidiary, Jiaozuo Wanfang's proposed issuance of short-term bonds with a total face value of up to RMB700 million with 1-year terms for working capital purposes was approved by NAFMII. On March 30, 2010, short-term bonds with a total face value amounting to RMB300 million were publicly offered.

