Form 20-F/A
ALUMINUM CORP OF CHINA LTD
filed 2011-04-08
CIK 1161611

As filed with Securities and Exchange Commission on April 8, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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

Yes [ ] No [X]

Explanatory Note

This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by Aluminum Corporation of China Limited (the "Registrant") as an amendment to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 ("Form 20-F"). This Form 20-F/A is filed in its entirety. The Registrant has been requested by the U.S. Securities and Exchange Commission to amend, and hereby amends on page 21 of this Form 20-F/A, the disclosure on page 21 of the original filing of the Form 20-F filed on June 25, 2010.

This Form-20F/A makes no changes to the financial statements of the Registrant. Other than what is stated above, this Form 20-F/A does not, amend, update or restate the information in any other item of the Form 20-F as originally filed on June 25, 2010 or reflect any events that have occurred after the original filing of the Form 20-F on June 25, 2010.

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

The following table sets forth certain estimated details of the reserves for our own mines as of December 31, 2009.

Total Reserves(1)(2)	Average Grade (%)	Ratio of Average
Mine	Area (km2)	(million tonnes)	Al2O3	SiO2	A/S(3)

Pingguo	136.04	91.38	55.55	5.37	10.34
Guizhou 1	6.40	5.35	66.89	11.91	5.61
Guizhou 2	26.50	21.67	63.83	10.13	6.30
Zunyi	2.48	2.83	55.32	8.80	6.29
Xiaoyi	10.24	29.07	63.43	12.52	5.07
Mianchi	13.02	6.11	64.08	11.98	5.35
Luoyang	7.62	2.87	63.23	9.55	6.62
Xiaoguan	41.97	27.01	63.79	14.06	4.54
Sanmenxia	13.85	27.18	64.56	11.17	5.78
Xuchang	7.15	-	-	-	-
Jiaozuo	10.44	2.91	58.01	16.19	3.58
Pingdingshan	4.99	0.55	66.77	12.79	5.22
Yangquan	3.19	3.68	60.05	12.42	4.83
Nanchuan	20.98	42.54	61.29	13.75	4.46

Total (average)	304.89	263.15	60.42	10.00	6.04

By reserve type
Proven reserve		77.21	62.01	9.90	6.26
Probable reserve		185.95	59.77	10.04	5.95

Total (average) reserves		263.15	60.42	10.00	6.04

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

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

Maige(3)	Guizhou	Qingzhen City Xinfeng Mining Co., Ltd.	open pit	October 2012	operational	This mine is 100% owned and operated by Qingzhen City Xinfeng Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2000.
Zhijin	Guizhou	Qingzhen City Xingwang Mining Co., Ltd.	open pit	September 2005	operational	This mine is 100% owned by Qingzhen City Xingwang Mining Co., Ltd. We possess the exclusive purchase rights of the mined bauxite for 30 years starting from 2003.
Tuanxi	Guizhou	Guizhou Chengqian Mining Co., Ltd.	open pit	May 2009	operational	This mine is 100% owned and operated by Guizhou Chengqian Mining Co., Ltd. We possess the exclusive purchase rights to the mined bauxite for 15 years starting from 2001.
Wenquan Town	Shanxi	n/a(1)	open pit	April 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Shangtan	Shanxi	n/a(1)	open pit	December 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Yangpo	Shanxi	n/a(1)	open pit	July 2008	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Shaping	Shanxi	n/a(1)	open pit	January 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Jindui	Shanxi	n/a(1)	open pit	January 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Shicao	Shanxi	n/a(1)	open pit	August 2008	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Nanpo	Shanxi	n/a(1)	open pit	July 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Sunjiata	Lin Xian Company	n/a(1)	underground	December 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines and searching for operators for future development.
Xishan	Shanxi	n/a(1)	open pit	December 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Niucaogou	Shanxi	n/a(1)	open pit	December 2010	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Shanchuan	Henan	n/a(1)	open pit	April 2011	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Yuanping	Shanxi	Yuanpinggao Alumina mine	open pit / underground	December 2007	operational	We established a joint venture with Yuanpinggao Alumina mine, in which we hold 51% equity interest.
Dayu	Shanxi	n/a(1)	open pit	June 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.

(1)	We have decided to cooperate with other parties to undertake the mining operations in these mines. However, as of December 31, 2009, we had not confirmed any party as our partner.

(2)	All conditions to retain jointly-owned properties or jointly-held leases had been fulfilled as of December 31, 2009.

(3)	As of December 31, 2009, Maige mine had nil bauxite reserve.

The following table sets forth the specific details of our jointly operated mines as of December 31, 2009.

Total reserves(1)(2)	Average grade (%)	Ratio of average
Mine	Area (km2)	(million tonnes)	Al2O3	SiO2	A/S(3)

Goujiang	0.27	0.03	64.66	9.91	6.52
Maige	0.19	-	-	-	-
Zhijin	0.96	-	-	-	-
Tuanxi	16.95	-	-	-	-
Wenquanxiang	1.31	5.69	63.48	12.95	4.90
Shangtan	0.67	-	-	-	-
Yangpo	0.78	-	-	-	-
Shaping	1.38	-	-	-	-
Jindui	1.93	1.50	62.23	11.56	5.38
Shicao	0.60	1.32	67.76	10.26	6.60
Nanpo	7.92	0.38	64.96	11.85	5.48
Sunjiata	1.53	0.98	44.36	9.86	4.50
Xishan	3.38	2.20	62.52	11.09	5.64
Niucaogou	1.76	2.09	65.98	7.66	8.62
Shanchuan	0.10	0.18	64.59	7.78	8.30
Yuanping	0 .79	-	-	-	-
Dayu	0.99	0.75	65.84	10.76	6.12

Total (average)	41.51	15.13	62.86	11.17	5.63

By reserve type
Proven reserve		3.08	49.70	9.00	5.52
Probable reserve		12.05	66.23	11.73	5.65

Total (average) reserves		15.13	62.86	11.17	5.63

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and is based on the planning mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

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
8.1

List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2009 (incorporated by reference to Exhit 8.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Comission on June 25, 2010)

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

Date: April 8, 2011

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

