Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2011-04-15
CIK 1161611

As filed with Securities and Exchange Commission on April 15, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
(86) 10 8229 8103
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares*	New York Stock Exchange, Inc.
Class H Ordinary Shares**
*	Evidenced by American Depositary Receipts. Each American Depositary Share represents 25 H Shares.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2010:

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

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

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

Yes [ ] No [X]

TABLE OF CONTENTS

Pages

Forward-Looking Statements	1
Certain Terms and Conventions	2

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information, may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section headed "Item 3. Key Information - D. Risk Factors".

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Certain Terms and Conventions

"Chalco", "the Company", "the Group", "our company", "we", "our" and "us" refer to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;

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

"AUD" or "Australian dollars" refers to the lawful currency of the Commonwealth of Australia;

"Baotou Aluminum" refers to Baotou Aluminum Limited, our wholly-owned subsidiary established under PRC Law;

"Baotou Group" refers to Baotou Aluminum (Group) Co., Ltd., one of our shareholders;

"bauxite" refers to a mineral ore that is principally composed of aluminum;

"Bayer process" refers to a refining process that employs a strong solution of caustic soda at an elevated temperature to extract alumina from ground bauxite;

"Board" refers to our board of directors;

"Chalco Hong Kong" refers to Chalco Hong Kong Limited, our wholly-owned subsidiary established under Hong Kong Law;

"Chalco Mining" refers to Chalco Mining Co., Ltd., our wholly-owned subsidiary established under PRC law;

"Chalco Nanhai" refers to Chalco Nanhai Alloy Company, our subsidiary established under PRC law;

"Chalco Qingdao" refers to Chalco Qingdao Light Metal Company Limited, our subsidiary established under PRC Law;

"Chalco Ruimin" refers to Chalco Ruimin Company Limited, 92.18% of the equity interest of which is owned by us;

"Chalco Southwest Aluminum" refers to Chalco Southwest Aluminum Company Limited, 60% of the equity interest of which is owned by us;

"Chalco Southwest Aluminum Cold Rolling" refers to Chalco Southwest Aluminum Cold Rolling Company Limited, our wholly-owned subsidiary established under PRC Law;

"Chalco Xing Xian" refers to the construction of Bayer process production system and ancillary facilities at Xing Xian, Lvliang City of Shanxi Province with designed capacity of 800,000 tonnes of metallurgical grade alumina per year;

"China" and the "PRC" refers to the People's Republic of China, excluding for purposes of this annual report, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;

"China Nonferrous Metals Technology" refers to China Nonferrous Metals Processing Technology Co., Ltd.;

"Chinalco" and "Chinalco Group" refer to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

"CICL" refers to China Aluminum International Construction Limited, 5% of the equity interest of which was owned by CIT and 95% of the equity interest of which was owned by Chinalco before December 20, 2010, and which has become a wholly-owned subsidiary of Chinalco since December 20, 2010;

"Chalco Trading" or "CIT" refers to China Aluminum International Trading Co., Ltd., 90.5% of the equity interest of which is owned by us;

"CSRC" refers to China Securities Regulatory Commission;

"Energy-Saving and Emission Reduction Goals" refer to the energy-saving and emission reduction goals set out in China's 11th Five-Year Plan for National Economic and Social Development laid out in 2006, by which China expects to cut its per unit GDP energy consumption by 20 percent compared with the 2005 level by the end of 2010;

"Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended;

"Euros" or "EUR" refers to the lawful currency of the Euro zone;

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

"HK$" and "HK dollars" refers to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Stock Exchange" refers to The Stock Exchange of Hong Kong Limited;

"Hongrui Chemical" refers to Jiaozuo Hongrui Chemical Company Limited, which we acquired in October 2009 and subsequently ceased its existence as an independent legal person and became part of our Zhongzhou branch;

"Huasheng Jiangquan" refers to Huasheng Jiangquan Group Co., Ltd.;

"Huaxi Aluminum" refers to Huaxi Aluminum Company Limited, 56.86% of the equity interest of which is owned by us;

"series Bayer-sintering process", "parallel Bayer-sintering process" and "hybrid Bayer-sintering process" refer to the three methods of refining process developed in China which involve the combined application of the Bayer process and the sintering process to extract alumina from bauxite;

"Japanese Yen" refers to the lawful currency of Japan;

"Jiaozuo Wanfang" refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., 24.002% of the equity interest of which is owned by us as of December 31, 2010. Jiaozuo Wanfang has been our subsidiary since January 1, 2008 after we established de facto control over it;

"Ka" refers to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equalling to 1,000 amperes;

"kWh" refers to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

"Lanzhou Aluminum" refers to Lanzhou Aluminum Co., Ltd.;

"Liancheng branch" refers to our wholly-owned branch, which was formerly known as Lanzhou Liancheng Longxing Aluminum Company Limited, before we acquired 100% of its equity interest;

"Listing Rules" and "Hong Kong Listing Rules" refers to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended;

"LME" refers to the London Metal Exchange Limited;

"Longmen Aluminum" refers to Shanxi Longmen Aluminum Co., Ltd., 55% of its equity interests is owned by us;

"Luxin Company" refers to Jiexiu Luxin Coal Gasification Company Limited;

"Nanping Aluminum" refers to Fujian Nanping Aluminum Company Limited;

"NDRC" refers to China National Development and Reform Commission;

"Northwest Aluminum" refers to Northwest Aluminum Fabrication Plant, our wholly-owned branch;

"NYSE" or "New York Stock Exchange" refers to the New York Stock Exchange Inc.;

"ore-dressing Bayer process" refers to a refining process we developed to increase the alumina-to-silica ratio of bauxite;

"Pingguo Aluminum" refers to Pingguo Aluminum Company;

"refining" refers to the chemical process used to produce alumina from bauxite;

"Research Institute" refers to Zhengzhou Research Institute, our wholly-owned branch mainly providing research and development services;

"Rio Tinto" refers to Rio Tinto plc, a company incorporated in England and Wales, the shares of which are listed on the London Stock Exchange and the New York Stock Exchange;

"Rio Tinto Atlantic" refers to Rio Tinto Ore Atlantic Limited, a limited company incorporated in England and Wales and an affiliate of Rio Tinto;

"RMB" or "Renminbi" refers to the lawful currency of the PRC;

"SASAC" refers to State-owned Assets Supervision and Administration Commission of the State Council of China;

"SEC" refers to the U.S. Securities and Exchange Commission;

"Securities Act" refers to the U.S. Securities Act of 1933, as amended;

"Shandong Aluminum" refers to Shandong Aluminum Industry Co., Limited;

"Shanxi Jiexiu" refers to Shanxi Jiexiu Xinyugou Coal Industry (Group) Corporation;

"Shanxi Huasheng" refers to Shanxi Huasheng Aluminum Company Limited, 51% of the equity interest of which is owned by us;

"Shandong Huayu" refers to Shandong Huayu Aluminum and Power Company Limited, 55% of the equity interest of which is owned by us;

"Shanxi Huaze" refers to Shanxi Huaze Aluminum and Power Co., Limited, 60% of the equity interest of which is owned by us;

"Shanxi Other Mines" refers to the seven of our jointly-operated mines in Shanxi Province that became our new own mines in 2010;

"SHFE" refers to the Shanghai Futures Exchange;

"Simandou Project" refers to the project to develop and operate the Simandou iron ore mine located in Guinea in west Africa as further described in the Simandou joint development agreement dated July 29, 2010 entered into amongst Rio Tinto, Rio Tinto Atlantic and us for the purpose of development of the Simandou Project;

"sintering process" refers to a refining process employed to extract alumina from bauxite by mixing ground bauxite with supplemental materials and burning the mixture in a coal-fired kiln;

"smelting" refers to the electrolytic process used to produce molten aluminum from alumina;

"tonne" refers to the metric ton, a unit of weight, that is equivalent to 1,000 kilograms or 2,204.6 pounds;

"US$","dollars" or "U.S. dollars" refers to the legal currency of the United States;

"Xinan Aluminum" refers to Xinan Aluminum (Group) Company Limited;

"Xincheng" refers to Henan Xincheng Construction Supervisory Services Company Limited, a subsidiary that we acquired in October 2009;

"Yichuan Power" refers to Yichuan Power Industries Group Company;

"Zhangze Electric Power" refers to Shanxi Zhangze Electric Power Co., Ltd.;

"Zhongzhou Aluminum" refers to Henan Zhongzhou Aluminum Construction Company Limited, a subsidiary that we acquired in October 2009;

"Zunyi Alumina" refers to Chalco Zunyi Alumina Co., Ltd, 67% of the equity interest of which is owned by us; and

"Zunyi Aluminum" refers to Zunyi Aluminum Co., Ltd., our subsidiary established under PRC law.

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.6000 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical exchange rates between the Renminbi and the U.S. dollar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Historical Financial Information

The following tables present selected comprehensive income data and cash flow data for the years ended December 31, 2008, 2009 and 2010 and selected statement of financial position data as of December 31, 2008, 2009 and 2010 that were prepared under International Financial Reporting Standards, or IFRS, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. The selected financial information has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this annual report. Financial information presented in the following tables as of and for the years ended December 31, 2006 and 2007 has been prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, and has not been restated. The selected financial data also includes certain items for the years ended December 31, 2006 and 2007 in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Our consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 included in this annual report on Form 20-F have been prepared in accordance with IFRS. We make an explicit and unreserved statement of compliance with IFRS with respect to our consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 included in this annual report. PricewaterhouseCoopers, our independent registered public accounting firm, has issued an unqualified auditor's report on these consolidated financial statements.

On October 29, 2009, we acquired the entire equity interest of Zhongzhou Aluminum, Hongrui Chemical, Xincheng and a limestone mining business from two subsidiaries of Chinalco. On May 30, 2008, we acquired six companies from Chinalco and China Nonferrous Metals Technology, an entity controlled by Chinalco. On October 1, 2008, we acquired an aluminum alloy business from Pingguo Aluminum, another entity controlled by Chinalco. As our Company and all the foregoing companies and businesses were under the common control of Chinalco immediately before and after the acquisitions, these transactions were accounted for as business combinations under common control using the merger accounting method as if the acquisition had been consummated since the inception of common control.

Years Ended December 31,

2008	2009	2010	2010

RMB	RMB	RMB	US$
(in thousands, except per share and per ADS data)

STATEMENT OF COMPREHENSIVE INCOME DATA

Revenue	76,728,147	70,268,005	120,994,847	18,332,553
Cost of sales	(70,960,668)	(69,079,446)	(113,349,941)	(17,174,234)

Gross profit	5,767,479	1,188,559	7,644,906	1,158,319
Selling and distribution expenses	(1,562,841)	(1,264,920)	(1,573,301)	(238,379)
General and administrative expenses	(2,507,011)	(2,956,506)	(2,623,740)	(397,536)
Research and development expenses	(177,507)	(177,756)	(164,235)	(24,884)
Impairment charge/write-off of
property, plant and equipment	(1,334)	(623,791)	(701,781)	(106,331)
Other income	100,781	151,142	328,853	49,826
Other gains, net	212,840	403,836	491,024	74,398

Operating profit/(loss)	1,832,407	(3,279,436)	3,401,726	515,413
Finance costs, net	(1,709,667)	(2,137,825)	(2,495,184)	(378,059)

Operating profit/(loss)
after finance costs	122,740	(5,417,261)	906,542	137,354
Share of profit/(loss) of
jointly-controlled entities	1,672	(50,392)	233,784	35,422

Share of profit of associates	10,045	77,056	240,028	36,368

Profit/(loss) before income tax	134,457	(5,390,597)	1,380,354	209,144
Income tax benefit/(expense)	34,172	711,003	(411,216)	(62,305)

Profit/(loss) for the year	168,629	(4,679,594)	969,138	146,839

Attributable to:
Equity holders of the Company	19,485	(4,642,894)	778,008	117,880
Non-controlling interests	149,144	(36,700)	191,130	28,959

	168,629	(4,679,594)	969,138	146,839

Earnings/(losses) per share for
profit/(loss) attributable to
the equity holders of the Company
Basic and diluted net
earnings/(losses) per share	0.0014	(0.34)	0.06	0.01
Basic and diluted net
earnings/(losses) per ADS	0.035	(8.58)	1.44	0.22

Dividends
Interim dividends per share	0.05	-	-	-
Interim dividends per ADS	1.30	-	-	-
Special dividends per share	-	-	-	-
Special dividends per ADS	-	-	-	-
Final dividends per share	-	-	-	-
Final dividends per ADS	-	-	-	-
Proposed dividends per share	-	-	0.01	0.002
Proposed dividends per ADS	-	-	0.29	0.04

As of December 31,

2008	2009	2010	2010

RMB	RMB	RMB	US$
(in thousands)

STATEMENT OF FINANCIAL POSITION DATA

Total current assets	42,556,995	36,333,877	41,324,547	6,261,295
Total non-current assets	93,055,157	97,641,312	99,997,492	15,151,135

Total assets	135,612,152	133,975,189	141,322,039	21,412,430

Total current liabilities	38,622,098	40,029,861	55,733,547	8,444,477
Total non-current liabilities	36,808,624	38,364,171	28,401,637	4,303,278

Total liabilities	75,430,722	78,394,032	84,135,184	12,747,755

Net assets	60,181,430	55,581,157	57,186,855	8,664,675

Years Ended December 31,

2008	2009	2010	2010

RMB	RMB	RMB	US$
(in thousands)

OTHER FINANCIAL DATA

Net cash generated from/(used in)
operating activities	5,023,984	(705,954)	7,103,859	1,076,342
Net cash used in investing activities	(22,207,473)	(9,477,193)	(8,260,317)	(1,251,562)
Net cash generated from/(used in)
financing activities	24,370,350	1,576,713	2,717,553	411,750
Net increase/(decrease) in cash
and cash equivalents	7,186,861	(8,606,434)	1,561,095	236,530

Years Ended December 31,

2006(1)	2007(1)

RMB	RMB
(in thousands, except per share and per ADS data)

HKFRS

STATEMENT OF COMPREHENSIVE INCOME DATA

Revenue	74,287,003	85,198,835
Cost of sales	(52,358,293)	(64,936,133)

Gross profit	21,928,710	20,262,702
Selling and distribution expenses	(1,185,088)	(1,355,534)
General and administrative expenses	(2,808,934)	(3,029,114)
Research and development expenses	(126,294)	(229,803)
Impairment charge/write-off of property, plant and equipment	(16,924)	(13,249)
Other income	59,832	47,067
Other gains, net	313,229	111,846

Operating profit	18,164,531	15,793,915
Finance costs, net	(795,918)	(1,040,171)

Operating profit after finance costs	17,368,613	14,753,744
Share of loss of jointly-controlled entities	(11,419)	(3,381)
Share of profit of associates	105,177	241,945

Profit before income tax	17,462,371	14,992,308
Income tax expense	(4,465,282)	(2,869,210)

Profit for the year	12,997,089	12,123,098

Attributable to:
Equity holders of the Company	12,093,143	10,753,042
Non-controlling interests	903,946	1,370,056

	12,997,089	12,123,098

Earnings per share for profit
attributable to the equity holders of the Company
Basic and diluted net earnings per share	1.03	0.84
Basic and diluted net earnings per ADS	25.81	21.02

Dividends
Interim dividends per share	0.19	0.14
Interim dividends per ADS	4.70	3.43
Special dividends per share	-	0.01
Special dividends per ADS	-	0.33
Final dividends per share	-	0.12
Final dividends per ADS	-	2.88
Proposed dividends per share	-	0.05
Proposed dividends per ADS	-	1.33

As of December 31,

2006(1)	2007

RMB	RMB
(in thousands)

HKFRS

STATEMENT OF FINANCIAL POSITION DATA

Total current assets	30,498,598	30,331,947
Total non-current assets	61,156,252	75,594,525

Total assets	91,654,850	105,926,472

Total current liabilities	27,914,945	23,646,302
Total non-current liabilities	11,449,324	17,812,612

Total liabilities	39,364,269	41,458,914

Net assets (excluding non-controlling interests share)	46,931,525	60,662,414

Note:

(1)

Statement of comprehensive income data for the years ended December 31, 2006 and 2007 and statement of financial position data as of December 31, 2006 have not been restated for the business combinations under common control which occurred during 2009, because such selected financial data cannot be provided on a restated basis without unreasonable effort.

Years Ended December 31,

2006	2007

RMB	RMB
(in thousands, except per share and per ADS data)

U.S. GAAP

INCOME STATEMENT DATA

Operating income	17,270,379	14,203,729
Net income	11,726,471	9,899,628
Basic and diluted earnings per share	1.03	0.79
Basic and diluted earnings per ADS	25.63	19.78

As of December 31,

	2006	2007

BALANCE SHEET DATA	RMB	RMB
(in thousands)

Total current assets	25,727,910	26,243,677

Total non-current assets	50,277,026	78,534,806

Total assets	76,004,936	104,778,483

Total current liabilities	21,560,584	18,832,342

Total non-current liabilities	8,677,806	14,489,200

Total liabilities	30,238,390	33,321,542

Net assets (excluding non-controlling interests share)	42,283,082	68,447,456
Number of shares('000)	11,649,876	13,524,488

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Chinese Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York for the periods through December 2008 and the Federal Reserve H.10 Statistical Release for the periods beginning on or after January 1, 2009. On April 8, 2011, the exchange rate for Renminbi was US$ 1.00 = RMB6.5350.

Period	Period End	Average(1)	Low	High
(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5483	6.5743
April (through April 8)	6.5350	6.5410	6.5350	6.5477

(1)

Annual average are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

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

Demand for our products is sensitive to cyclical fluctuations and general economic conditions, and a reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products is sensitive to cyclical fluctuations and significantly affected by general economic conditions. From the fourth quarter of 2008 through the second quarter of 2009, demand for our products decreased significantly due to the global financial crisis, which resulted in a significant downturn in a number of our end-user markets. The performance of each of our business segments was in turn materially and adversely affected during that period. The global economy has been recovering since the second half of 2009 and continued to gain its momentum in 2010, and our production and sales volumes increased significantly in 2010. However, there is no assurance that there will not be a renewed decline in the global market for our products or general economy. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

Volatility in alumina, primary aluminum and other non-ferrous metal prices may adversely affect our business, financial condition and results of operations.

The prices of our key products have been historically volatile and fluctuate in response to general economic conditions, supply and demand and the level of global inventories. We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. From the fourth quarter of 2008 through early 2009, the demand for alumina and primary aluminum decreased significantly as a result of the global financial crisis, and our average selling price of alumina and primary aluminum decreased by 28.4% and 19.7%, respectively, in 2009 from 2008. As the global economy started to recover in the second half of 2009, the demand for alumina and primary aluminum gradually increased. In 2010, the international spot prices of alumina and primary aluminum on the LME reached a high of US$390 per tonne and US$2,447 per tonne, respectively, representing a year-on-year increase of 12.4% and 8.0%, respectively. Our average selling price of alumina and primary aluminum increased by 21.9% and 14.4%, respectively, in 2010 from 2009. Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in alumina or primary aluminum prices, see "- Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins."

As a result of the implementation of our operational structural adjustment exercise, our trading business was established as a new operating segment. The trading segment engages in the trading of alumina, aluminium ingots and other non-ferrous metal products. These products are sourced under spot contracts and long-term contracts signed with our international and domestic alumina suppliers, and mainly sold to aluminium smelters and other traders in the PRC. Sales of products manufactured by our manufacturing business are also included in trading segment (see further discussion in Note 6 to our audited financial statements). The profits of our trading business may be negatively affected by fluctuations in the price of the non-ferrous metal products we trade.

As the profit margin of trading is based on price fluctuation in a short term, we need to make the correct prediction of the price fluctuation of the non-ferrous metal products on the markets to ensure the profit margin. If the price fluctuation on the market does not match our prediction, we may incur substantial losses. As a result, any significant fluctuation in international market prices could materially and adversely affect our business, financial condition and results of operations.

Our business requires substantial capital investments that we may be unable to fulfill.

Our plans to upgrade and expand our production capacity will require capital expenditures of approximately RMB22.6 billion (US$3.4 billion) in 2011. See "Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion". We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

Our failure to successfully manage our business expansion would have a material adverse effect on our results of operations and prospects.

We may not be able to adequately manage our business growth, which we have achieved through organic growth, acquisitions and joint ventures. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require, among other things:

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

Risks associated with entering into new areas of business.

During 2010, we expanded our business activities into the areas of coal mining and iron ore production through the joint venture agreements with Luxin Company, Shanxi Aluminum Plant and natural person shareholders, and with Rio Tinto and Rio Tinto Atlantic we entered into respectively in 2010. We may not achieve our business objectives due to the lack of experience in these new areas. In addition, we will have a significant but not a controlling interest in the iron ore production joint venture to be established pursuant to the joint venture agreement we entered into. Under the governing documents for the joint venture to be established, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions may require the consent of our partners. Although we have not been materially constrained by the nature of our ownership interests, no assurance can be given that our partners will not exercise their power of veto or their controlling influence in any of our ventures in a way that will hinder our corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these ventures.

Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins.

During 2010, on one hand, we experienced an expansion in production capacity at a number of our production facilities due to the completion of construction of new alumina production facilities. On the other hand, the administrative policies and orders carried out by the local governments to fulfill China's Energy-Saving and Emission Reduction Goals adversely affected the output of our primary aluminum products. We also increased our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices in 2010 and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases has reduced our utilization of certain production facilities, but has not resulted in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment. Given our high proportion of fixed costs, failure to maintain historical utilization rates may adversely affect our gross and operating margins.

Furthermore, we expect our production capacity expansion in recent years to increase our costs of sales, in particular, depreciation and amortization costs. If we are able to maintain satisfactory facility utilization rates and increase our production output, our production capacity expansion will enable us to reduce our unit costs through economies of scale, as fixed costs will be spread over a higher volume of output units. Conversely, underutilization of our existing and newly acquired or construction production facilities may increase our marginal production costs and prevent us from realizing the intended economic benefits of our expansion.

Our operations consume substantial amounts of energy, and our profitability may decline if energy costs rise or if our energy supplies are interrupted.

Our operations consume substantial amounts of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from a combination of internal and external sources, our results of operations may be materially and adversely affected by the following:

*	significant increases in electricity costs; or

*	curtailment of the operation of one or more refineries or smelters due to our inability to extend energy supply contracts upon their expiration.

Electricity is the principal production cost in our primary aluminum operations. During 2010, our average cost per kilowatt-hour, or kWh, of electricity increased by 12.3% from the prior year primarily due to the increase in the price of coal and the electricity price adjustment under state policy. We expect the PRC economy to continue its strong growth and as a result, we expect demand for and prices of electricity to increase accordingly. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially adversely affected.

Losses caused by disruptions in the supply of power could materially and adversely affect our business, financial condition, results of operations and cash flows.

The production of primary aluminum requires a substantial and continuous supply of electricity. Interruptions in the supply of power can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of power, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. Various regions across China have experienced shortages and disruptions in electrical power, especially during peak demand in the summer or during severe weather conditions. Our operations in Guizhou Province were disrupted due to power blackouts resulting from severe winter conditions in early 2008, and these disruptions damaged some production equipment and temporarily reduced our production capacity.

Our operations consume substantial amounts of coal, and our operations may be adversely affected if we are not able to procure sufficient coal or if coal prices rise significantly.

We rely heavily on coal as our energy and fuel source in our production of alumina. As we increase our refining capacity, our consumption of coal will increase accordingly. If our coal suppliers are not able to supply the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our refining operations, which could materially adversely affect our financial condition and results of operations. Although our average price of coal per unit tonne increased by 21.1% from 2009 to 2010, we expect the price of coal to increase as the PRC economy continues its rapid growth. If we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

We may be unable to continue competing successfully in the markets in which we operate.

We face competition from both domestic and international primary aluminum producers. Our principal competitors are domestic smelters, some of which are consolidating and expanding their production capacities. These smelters compete with our primary aluminum operations on the basis of cost, quality and pricing. We also face increasing competition from international alumina and primary aluminum suppliers since the elimination of tariffs on imports of primary aluminum and alumina into China. Increasing competition in our markets may reduce our selling prices or sales volumes, which will have a material adverse effect on our financial condition and results of operations. If we are unable to price our products competitively, maintain or increase our current share of China's alumina and primary aluminum markets or otherwise maintain our competitiveness, our financial condition, results of operations and profitability could be materially and adversely affected.

Our overseas expansion exposes us to political and economic risks, commercial instability and events beyond our control in the countries in which we plan to operate.

We are currently undertaking a number of overseas projects, including our aluminium and power joint venture project in Saudi Arabia, the aluminium plant project in Malaysia, the iron ore mining joint venture project in Guinea in West Africa and Aurukun Project in Australia, which require significant capital investment. See "Item 4. Information on the Company - A. History and Development of the Company- Overseas Development". As we are new to these overseas markets, we cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment. In addition, our overseas business is subject to the risk of political and economic instability associated with these countries.

Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices.

Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from three major sources, including mines that we own or jointly operate and external suppliers. See "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply". The extent to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. Our results of operations will be affected by increases in the cost of other raw materials and other key inputs such as energy. If we cannot obtain a steady supply of key raw materials at competitive prices, our financial condition and results of operations could be materially adversely affected.

Transportation interruptions may affect our shipment of raw material and delivery of products.

Our operations require the reliable transportation of raw materials and supplies to our refining, smelting and fabrication sites and the delivery of finished products to our customers. Our alumina products are mainly transported by rail or truck, and our primary aluminum products are delivered to our customers primarily by rail. In 2008, our deliveries were affected by a snow storm in the first quarter and severe earthquakes in Sichuan Province in May. If we are unable to make timely deliveries due to logistical and transportation disruptions, our production, reputation and results of operations may be adversely affected.

We may not successfully develop and implement new methods and processes.

A main objective of our research and development is to develop new methods and processes to improve the efficiency of our alumina refineries to production increase yield from bauxite with low alumina-to-silica ratio. If the supply of high quality bauxite with a high alumina-to-silica ratio in China declines, our failure to develop such methods and processes and incorporate them into our production could impede our efforts to reduce unit costs and diminish our competiveness.

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

We require a significant amount of cash to meet our capital requirements, including the expansion and upgrade of our production capacity, as well as to fund our existing operations. As of December 31, 2010, we had approximately RMB41.7 billion (US$6.3 billion) in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB27.7 billion (US$4.2 billion) in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). This level of debt could have significant consequences on our operations, including:

*

making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our debt and credit facilities should we be unable to obtain extensions for any such debt or credit facilities before they mature. In March 2010 and June 2010, we issued first and second tranche of the short-term bonds totalling RMB10 billion (US$1.5 billion) with one-year term. In 2008, we issued medium-term notes totaling RMB10.0 billion (US$1.5 billion) with RMB5.0 billion (US$0.8 billion) in principal amount maturing in 2011 and 2013 respectively. In 2007, we issued RMB2 billion (US$0.3 billion) of long-term bonds, which will mature in 2017;

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

*	putting pressure on our ADS price due to concerns of our ability to repay our debt.

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

Cost savings and other economic benefits expected from our expansion and vertical integration plans may not materialize as a result of project delays, cost overruns, or changes in market conditions. Failure to obtain the intended economic benefits from these projects could adversely affect our business, financial condition and results of operations. We may also experience mixed results from our expansion and vertical integration plans in the short term. In 2008, we acquired five aluminum fabrication plants, which significantly increased our annual aluminum fabrication production capacity and increased our total revenues. However, the change in our product mix resulted in a decrease in our average profit margin as the profit margins of aluminum fabrication products are generally lower than those of our other products.

The interests of our controlling shareholder, who exerts significant influence over us, may conflict with ours.

Our largest shareholder, Chinalco, directly owned 38.56% of our issued share capital and indirectly owned an additional 3.26% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

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

Because we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina smelters, aluminum smelters and fabrication plants we are subject to, and incur costs to comply with, environmental laws and regulations. Each of our production plants has implemented a system to control emissions and ensure compliance with PRC environmental regulations. We may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations become more rigorous. Further, although all of our overseas expansion projects are at the early stage of preparing feasibility report and have not started operation, these projects are subject to foreign environmental laws and regulations that may materially adversely affect our future operations. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may affect our business operations.

We are subject to administrative policies and orders relating to China's Energy-Saving and Emission Reduction Goals that could adversely affect our production capacity and output.

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments in accordance with China's Energy-Saving and Emission Reduction Goals. In the second half of 2010, some of our primary aluminum production facilities were subject to power rationing carried out by some provincial governments to fulfill the Energy-Saving and Emission Reduction Goals, which reduced our primary aluminum production by approximately 1.65%. Although power rationing only slightly reduced our primary aluminum production and the PRC central government has denounced it as an improper means to fulfill the Energy-Saving and Emission Reduction Goals, some or all of our primary aluminum production facilities may be subject to power rationing or other similar policies and orders from time to time in the future, which may adversely affect our production capacity and output.

Our business is subject to unplanned business interruptions that may adversely affect our performance.

We may experience accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant accidents and natural disasters may cause interruptions to our operations or result in property or environmental damage, an increase in operating expenses or loss of revenues. The occurrence of accidents, natural disasters and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third-party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than for our automobiles. Losses or payments incurred by us as a result of major accidents or natural disasters may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

We are operating a number of mines without a valid permit.

Our permits to mine bauxite in some of our bauxite mines have expired and lapsed. While we are seeking to renew those expired licenses, we may be subject to administrative fines for operating mines without a valid license, or we may be ordered to cease our mining operations at such mines until we obtain the renewed licenses. The failure to renew those expired mining licenses may adversely affect our financial condition and results of operations.

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

Our H Shares is a constituent stock of the Hang Seng Index and, as a result, may attract the interest of tracker funds that maintain investment portfolios that track the performance of the Hang Seng Index. We have no control over the selection of the Hang Seng Index constituent stocks and may not be able to maintain our H Shares as a constituent stock. If our H Shares are removed from the Hang Seng Index, tracker funds may cease investing in our H Shares and our share price may decline.

The interests of the shareholders of Jiaozuo Wanfang may conflict with our interests.

The interests of non-controlling shareholders of Jiaozuo Wanfang, whose A Shares are listed on the Shenzhen Stock Exchange, may be inconsistent with our interests in certain circumstances. Jiaozuo Wanfang must comply with a number of PRC regulations designed to protect the interests of non-controlling shareholders. According to the relevant PRC laws, when shareholders of Jiaozuo Wanfang vote by poll on connected transactions, connected parties such as us must abstain from voting. If we are unable to obtain approval of connected transactions from the non-controlling shareholders of Jiaozuo Wanfang, such transactions cannot be implemented, which may affect our overall operational efficiency. Furthermore, we may be subject to legal proceedings initiated by the non-controlling shareholders of Jiaozuo Wanfang challenging our actions as its controlling shareholder. Such legal proceedings could result in significant damage awards payable by us and disruption to our businesses, which in turn could have an adverse effect on our business and financial condition.

Our operations are affected by a number of risks relating to conducting business in the PRC.

As a significant majority of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

*

The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals, preferential tax treatment and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

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

*

In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between U.S. dollar and Renminbi has fluctuated and become more unpredictable following the international financial crisis with increasing pressure on the Renminbi to appreciate. Any appreciation of the Renminbi will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

14

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a joint stock limited company under the Company Law of the PRC on September 10, 2001 under the corporate name Aluminum Corporation of China Limited. Our principal executive and registered office is located in the People's Republic of China at No. 62 North Xizhimen Street, Haidian District, Beijing, China 100082, and our telephone number is (86) 10 8229 8103.

Pursuant to a reorganization agreement entered into among Chinalco, Guangxi Investment and Guizhou Development in 2001, substantially all of Chinalco's alumina and primary aluminum production operations, as well as a research institute and other related assets and liabilities, were transferred to us upon our formation. We acquired our bauxite mining operations and associated mining rights from Chinalco in a separate mining rights agreement.

We are a vertically integrated aluminum producer with operations in bauxite mining, alumina refining, primary aluminum smelting and aluminum fabrication. We also produce ancillary products and services derived from or related to our aluminum operations. In addition, we are engaged in trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw and ancillary materials in bulk domestically and internationally. In 2010, we expanded our business activities into the areas of iron ore mining and coal mining.

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets include three subsidiaries mainly engaged in bauxite mining; four integrated alumina and primary aluminum production plants; six stand-alone alumina refineries, including our jointly-controlled entity, Guangxi Huayin, and one research institute; thirteen stand-alone primary aluminum smelters, including our research institute; eight aluminum fabrication plants; and one carbon production plant. In addition, as of December 31, 2010, we were constructing a bauxite mining facility, one alumina refinery and two aluminum smelters. All of our production facilities are operated in accordance with ISO14001 standards.

Acquisitions and Joint Ventures

In May 2008, we acquired five aluminum fabrication plants and a primary aluminum smelter from Chinalco and China Nonferrous Metals Technology for a total consideration of RMB4, 181.0 million (US$633.5 million) to achieve greater vertical integration. These acquisitions significantly increased our aluminum fabrication production capacity and enhanced our offering of aluminum fabrication products. In October 2008, we also acquired the aluminum alloy business of Pingguo Aluminum for RMB69.0 million (US$10.5 million).

In October 2009, we acquired Zhongzhou Aluminum, Hongrui Chemical, Xincheng and the limestone mining business of Zhongzhou Aluminum Fengying Company Ltd. from two wholly-owned subsidiaries of Chinalco for a total cash consideration of RMB35.0 million (US$5.3 million), which was subsequently adjusted to RMB37.0 million (US$5.6 million) pursuant to a valuation adjustment provision in the equity transfer agreement for these acquisitions. Zhongzhou Aluminum and Hongrui Chemical are principally engaged in the provision of construction and engineering services and supply of chemical products and accessory supplies, respectively, for the mining industry. Xincheng is principally engaged in the provision of supervisory services for construction projects.

In October 2010, we entered into a joint venture contract with Luxin Company, Shanxi Aluminum Plant, a subsidiary of Chinalco, and natural person shareholders, for the establishment of Shanxi Jiexiu. We and Shanxi Aluminum Plant hold approximately 34% and 16% of the equity interest of Shanxi Jiexiu, respectively. The remaining equity interest is held by Luxin Company and the other investors, who are independent of and not related to us. Shanxi Jiexiu engages in integration of coal resources in Shanxi Province by investing in and reorganizing five coal mining companies in the Jiexiu area, Shanxi Province, with total retained reserves of approximately 300 million tonnes. As of the date of this annual report, Shanxi Jiexiu is in construction in progress.

Construction Projects

In December 2009, we completed the construction of production facilities at Chalco Nanhai, which increased our annual aluminum fabrication capacity by approximately 110,000 tonnes.

We invested approximately RMB8.5 billion (US$1.3 billion) on infrastructure construction and facility upgrades in 2010 and expect to increase our capital expenditure for the foregoing purposes to RMB15.8 billion (US$2.4 billion) in 2011. As of the date of this annual report, we have undertaken a number of facility expansion projects in China, each of which is expected to be completed in 2011. See "- D. Property, Plants and Equipment - Our Expansion".

Overseas Development

On March 23, 2007, we entered into a development agreement with the Queensland State Government of Australia (Queensland Government) to develop a bauxite and alumina project, the Aurukun Project. We were issued a bauxite exploration permit in September 2007 by the Queensland Government. However, the market conditions of global aluminum industries incurred substantial negative changes after we executed the development agreement and the Aurukun Project could no longer continue under the original framework. We engaged in active negotiations with the Queensland Government on this and both parties agreed that the development agreement would not be renewed after its term expired on June 30, 2010. However, subsequent to the termination, we have engaged a new round of discussions with the Queensland State Government. In December 2010, the Queensland State Government offered a revised development agreement to us for further discussion. Refer to Note 8 to the consolidated financial statements for details.

On November 24, 2007, we entered into a framework agreement to jointly construct a one million tonne primary aluminum plant in Saudi Arabia with Malaysia Mining Company ("MMC") and Saudi Arabia Binladin Group ("SBG") and received the permit for the project from the Saudi Arabia General Investment Authority. On May 9, 2008, we entered into a joint venture arrangement with MMC and SBG, which provides for the establishment of a joint venture that will develop and operate the primary aluminum plant with an annual capacity of approximately one million tonnes, as well as an adjoining power plant. We have finished the initial draft of the feasibility report for this project.

On February 9, 2010, we entered into a framework agreement with GIIG Holding Sdn Bhd ("GIIG") to develop, own and operate a primary aluminum plant in Sarawak, Malaysia with an annual capacity of approximately 330,000 tonnes. Smelter Asia Sdn Bhd, a wholly-owned subsidiary of GIIG will be reorganized as a joint venture to oversee the development and operation of the primary aluminum plant project. The total investment of this project is estimated to be US$1.0 billion, and we will contribute between US$350 million and US$400 million for 35% to 40% of the equity interests in the joint venture. We are currently preparing the feasibility report for this project.

On July 29, 2010, we entered into a joint development agreement with Rio Tinto and Rio Tinto Atlantic, an affiliate of Rio Tinto for the development and operation of the Simandou Project, a premium open-pit iron ore mine located in Guinea, West Africa. Pursuant to the agreement, we (via our subsidiary) will acquire by stages up to a 47% equity interest in a joint-venture company to be incorporated by Rio Tinto, to which Rio Tinto will transfer its entire 95% equity interest in the Simandou Project. The total consideration of US$1.35 billion (equivalent to approximately RMB9.17 billion) for the acquisition will be paid in instalments by us fulfilling the sole funding obligation for the development of the Simandou Project over a period of approximately 3 to 5 years. The joint development agreement shall become effective upon prior satisfaction or prior waiver of each of (i) the condition that the approval of the transaction by the competent authorities of the PRC is obtained and (ii) certain competition law conditions. Such project is in active progress.

Proposed non-public Offering of A Shares

On June 30, 2009, we passed the resolutions of proposed non-public offering of A Shares to no more than ten target subscribers. According to the resolutions, not more than RMB10.0 billion (US$1.5 billion) denominated ordinary shares (A Shares) would be issued. The issue price of A Shares to be offered would be not less than 90% of the average trading price of our A Shares in twenty trading days immediately preceding the pricing determination date. We intended to apply proceeds from this non-public offering to finance part of the 800,000 tonne alumina project at our Chongqing branch and Zunyi Aluminum and to supplement our working capital. The implementation of the proposal was approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009. The period of validity of the resolutions was 12 months from the date of the resolutions passed at the extraordinary general meeting, A Share class meeting and H Share class meeting. The non-public offering of A Shares was also approved by CSRC on April 12, 2010, with a valid period of six months starting from the approval date. On August 23, 2010, the extraordinary general meeting, A Share class meeting and H Share class meeting passed a special resolution to approve the extension of the period of validity of the resolutions in respect of the non-public offering of A Shares by us and the related authorizations for a 12-month period to expire on August 23, 2011. Except for the period of validity, the original plan and the authorization scope for issuance of A Shares remained unchanged.

As approvals of CSRC and the relevant government authorities for such A Share issue have expired and as a result of changes in our capital requirements which require changes to be made to the use of proceeds and the proposed adjustments in the issue price, our Board approved a new issue plan on January 30, 2011. Under the new plan, we will issue up to one billion A Shares, with a nominal value of RMB1.00 each, by way of non-public issuance for expected proceeds not exceeding RMB9 billion (US$1.4 billion). The authorization given by the resolutions are valid for 12 months from the date of passage. We will issue the A Shares to no more than ten specific target subscribers within six months from obtaining the approval of CSRC. We intend to apply proceeds from this private placement to finance Chalco Xing Xian alumina project, Chalco Zhonghzhou Ore-dressing Bayer Process expansion construction project, and to supplement working capital. On April 14, 2011, the extraordinary general meeting, A Share class meeting and H Share class meeting passed special resolutions in relation to the new plan of issue of A Shares. We will apply to CSRC for approval upon passing the special resolutions.

Proposed Issuance of H Shares

On June 22, 2010, the shareholders of the 2009 annual general meeting passed special resolutions, which are valid until the earliest of the end of 12 months from the date of passage, the conclusion of our next annual general meeting or the date on which the authority set out in these resolutions or varied by a special resolution in a general meeting. The resolutions authorize us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board is authorized to determine the use of the proceeds. The proposed issuance is subject to the approval by the CSRC and/or other relevant PRC government authorities.

B. BUSINESS OVERVIEW

Our Principal Products

Chalco is China's largest producer of alumina, primary aluminum and aluminum fabrication products in terms of production volume. We have benefited from the strong growth of the PRC aluminum market, one of the world's fastest growing major aluminum markets. Based on 2010 production volume, we were the world's second largest producer of alumina and third largest producer of primary aluminum. Our aluminum operations span the aluminum market value and industry chain from bauxite mining to aluminum fabrication. Bauxite is refined into alumina, which is then smelted into primary aluminum. Primary aluminum, in turn, is a widely used metal and the key raw material in aluminum fabrication. Aluminum fabrication products have applications in the construction, transportation, power generation, automobile, packaging, machinery and durable goods industries. In addition to alumina, primary aluminum and aluminum fabrication products, we also produce and sell a comparatively small amount of alumina chemical products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We organize and manage our operations according to our three principal products: alumina, primary aluminum and aluminum fabrication products. Revenues attributable to our alumina, primary aluminum and aluminum fabrication segments accounted for approximately 1.8%, 21.8% and 8.5%, respectively, of our total revenues in 2010. We also engage in the trading of alumina, primary aluminum, aluminum fabrication products, relevant metal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. Revenues attributed to our trading segment accounted for approximately 67.8% of our total revenues in 2010. The remainder of our revenues were derived from research and development activities and other products and services.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 93.1% of the total production volume for this segment in 2010. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce a small amount of gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the production and sale of primary aluminum and aluminum-related products, such as carbon products. Our principal primary aluminum product is ingots, which accounted for approximately 85% of our total production volume for this segment in 2010. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, power generation, automobile, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell a portion of our remaining carbon products to external customers.

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

Our trading segment includes sales of alumina, primary aluminum, aluminum fabrication products, relevant metal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. We established our trading business as a separate segment in July 2010, as a result of the implementation of our operational structural exercise.

Our Production Capacity

Our alumina production capacity has increased rapidly in the past few years, from approximately 5.4 million tonnes in 2002 to approximately 12.9 million tonnes in 2010. During the same period, our annual primary aluminum production capacity increased from approximately 750,000 tonnes to approximately 4.0 million tonnes. Our alumina and primary aluminum represented approximately 35.0% and 24.5%, respectively, of China's production in 2010. Since 2008, we have significantly expanded our aluminum fabrication operations. Our annual aluminum fabrication production capacity increased from approximately 1.3 million tonnes as of December 31, 2009 to approximately 1.7 million tonnes as of December 31, 2010. Our aluminium fabrication represented approximately 3% of China's production in 2010.

The following table sets forth the production capacity of each of our principal production facilities by business segment as of the indicated date:

As of December 31, 2010

Aluminum Fabrication
Plant	Alumina	Primary Aluminum	Products

(in thousand tonnes) (1)

Guangxi branch	1,730.0	139.5	-
Zhongzhou branch	2,030.0	-	-
Qinghai branch	-	367.0	-
Shanxi branch	2,217.0	-	-
Guizhou branch	1,200.0	403.7	-
Henan branch	2,050.0	56.0	-
Shandong branch	1,500.0	75.0	-
Zunyi Alumina	800.0	-	-
Chongqing branch	800.0	-	-
Shanxi Huaze	-	350.0	-
Lanzhou branch	-	388.0	-
Shanxi Huasheng	-	220.0	-
Fushun Aluminum	-	240.0	-
Jiaozuo Wanfang(2)	-	412.0	-
Zunyi Aluminum	-	235.0	-
Shandong Huayu	-	200.0	-
Gansu Hualu	-	230.0	-
Baotou Aluminum	-	388.0	-
Guangxi Huayin(3)	530.0	-	-
Research Institute	20.0	18.0	-
Liancheng branch	-	225.0	-
Longmen Aluminum	-	17.0	-
Northwest Aluminum	-	-	100.0
Chalco Qingdao	-	-	120.0
Chalco Southwest Aluminum	-	-	350.0
Chalco Southwest Aluminum Cold Rolling	-	-	250.0
Chalco Ruimin	-	-	370.0
Henan Aluminum	-	-	355.0
Huaxi Aluminum	-	-	22.0
Chalco Nanhai	-	-	110.0

Total	12,877.0	3,964.2	1,677.0

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)

We have de facto control over Jiaozuo Wanfang although we hold 24.002% of its equity interest. As it is a consolidated subsidiary, the indicated production capacity represents Jiaozuo Wanfang's entire production capacity.

(3)

As of December 31, 2010, we held 33% of the equity interest in Guangxi Huayin as its second largest equity holder. The indicated production capacity represents our pro rata share of Guangxi Huayin's production capacity.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

Years Ended December 31,

Production Volume by Product	2008	2009	2010

(in thousand tonnes, except Gallium)

Alumina segment
Alumina	9,020.4	7,776.8	10,131.4
Alumina chemical products	1,038.1	1,034.3	1,173.7
Gallium (in tonnes)	39.6	20.9	20.2
Primary aluminum segment
Primary aluminum (1) (2)	3,253.3	3,444.4	3,835.1
Carbon	1,601.3	1,626.0	1,812.0
Aluminum fabrication
Aluminum fabrication products (2)	353.1	412.6	588.0

(1)	Including ingots and other primary aluminum products.

18

(2)

The production volumes of Huaxi Aluminum, Chalco Ruimin, Chalco Southwest Aluminum, Henan Aluminum and Liancheng branch were included as of the date of their acquisition on May 30, 2008. For accounting purpose, merger accounting was applied to account for the acquisition of these four aluminum fabrication plants and primary aluminum plant. Accordingly, our consolidated financial statements have been retroactively restated to include their results of operations for the periods presented, including the periods before the acquisitions. For information on common control business combinations in accordance with IFRS, see Note 5 to our consolidated financial statements.

Production Process

Alumina

Alumina is refined from bauxite, an aluminum-bearing ore, through a chemical refining process. The refining process applied is determined by the mineral composition of the bauxite used in production. Our refineries may employ the Bayer process, the series Bayer-sintering process, the parallel Bay-sintering process, the hybrid Bayer-sintering process, or the ore-dressing Bayer process. Most of the bauxite reserves in China contain diasporic bauxite, which contains high alumina content and relatively high silica content, resulting in bauxite reserves with low alumina-to-silica ratio. The Bayer process cannot efficiently refine diasporic bauxite that has not undergone processing to increase its alumina-to-silica ratio. The sintering process or the hybrid Bayer-sintering process is suitable for refining low alumina-to-silica ratio bauxite. We have developed and improved these processes to increase our refining yield. When we refine alumina using the Bayer process, we produce gallium as a by-product, which undergoes further processing before sale.

Primary Aluminum

We smelt alumina into primary aluminum through electrolytic reduction. The electrolytic process takes place in a reduction cell, or pot, a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into molds to produce foundry ingots, or further refined to form fabricating ingots, which may be used directly in the aluminum fabrication process. Most of the primary aluminum we produce is in the form of ingots.

All of our primary aluminum capacity uses pre-bake anode reduction pot-lines, which have been adopted by most modern aluminum production facilities. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where pollutants can be contained. The cells themselves are enclosed with removable panels so that waste gas produced during the process can be extracted using large exhaust fans. Our waste gas is treated and purified to reduce dust and fluoride emissions to acceptable levels set by state environmental protection agencies.

Aluminum Fabrication Products

Aluminum fabrication products are formed from primary aluminum. Our aluminum fabrication plants, Chalco Qingdao and Chalco Nanhai, use recycled aluminum materials to produce aluminum fabrication products. We produce seven major categories of aluminum fabrication products, namely, casts, planks, screens, extrusions, forges, powder and die castings.

Production Facilities

Alumina

We currently operate nine alumina production facilities and one research institute with a total designed annual production capacity of approximately 12.9 million tonnes as of December 31, 2010. Four of our refineries are integrated with primary aluminum smelters. As demand for primary aluminum has increased since the second half of 2009, our overall utilization rate has increased to 90.89% for 2010 from 78.1% in 2009. In 2010, we produced approximately 10.1 million tonnes of alumina, approximately 1.2 million tonnes of alumina chemical products and approximately 20.2 tonnes of gallium. In 2010, we supplied approximately 8.8 million tonnes, or 74% of our total production, of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the alumina chemical products that we produced in 2010 were sold directly to external customers in China or overseas or internally to Chalco Trading for subsequent external trading. In 2010, our Chongqing branch and Zunyi Alumina completed the refinery construction projects, which increased our total annual production capacity of alumina by 1.6 million tonnes to 12.9 million tonnes. Some refineries of our Shandong branch are currently undergoing remoulding, which we expect will be completed by the end of 2011 and will increase our total alumina production capacity by 270,000 tonnes.

The following table sets forth the annual production capacity, output of alumina and alumina chemical products, utilization rate of and production process applied in each of our alumina refineries and our Research Institute.

As of
December 31,
2010	For the year ended December 31, 2010

Alumina
Annual	Alumina	Chemical
Production	Production	Products	Utilization
Capacity (1)	Output	Output	Rate (2)	Production Process

(in thousand tonnes, except percentages)

Shanxi branch	2,217.0	1,775.1	19.8	89.85%	Hybrid Bayer-sintering

Henan branch	2,050.0	1,921.5	32.9	79.63%	Hybrid Bayer-sintering
Shandong branch	1,500.0	1,599.2	682.5	93.18%	Parallel Bayer-sintering
Guizhou branch	1,200.0	1,078.3	69.6	100%	Hybrid Bayer-sintering
Zhongzhou branch	2,030.0	1,692.8	266.7	85.02%	Parallel Bayer-sintering
Guangxi branch	1,730.0	1,990.2	102.2	100%	Bayer
Zunyi Alumina	800.0	74.3	-	75%	Bayer
Chongqing branch	800.0	-	-	-	Series Bayer-sintering
Guangxi Huayin(3)	530.0	-	-	100%	Bayer
Research Institute(4)	20.0	-	-	-	Bayer

Total	12,877.0	10,131.4	1,173.7	90.89%

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

(3)	Guangxi Huayin's designed capacity represents our pro rata share of this jointly-controlled entity. Guangxi Huayin's production volume was not included in our production volume for 2010.

(4)	The alumina chemical products produced at our Research Institute are sold commercially, and such sales are included in our total revenues.

Primary Aluminum

We operate 17 primary aluminum production facilities located across nine provinces in China, including our Research Institute, which produces a limited amount of primary aluminum in connection with its research and development activities. Our smelters had an aggregate annual production capacity of approximately 3.96 million tonnes as of December 31, 2010. Four of our smelters are integrated with alumina refineries and do not need to source alumina externally.

We produced approximately 3.8 million tonnes of primary aluminum in 2010, and the average utilization rate for our smelters was 96.7% for the year, improved from 86.6% in 2009. In 2010, the annual production capacity of Gansu Hualu increased by 70,000 tonnes due to the completion of construction of new smelters. The annual production capacity of Liancheng branch and Lanzhou branch decreased by a total amount of 85,000 tonnes because we ceased the operation of some obsolete smelters in compliance with the energy-saving and emission reduction policy carried out by local governments in the fourth quarter of 2010. Our Liancheng branch is currently constructing its smelters. We expect the construction to be completed and the smelters to be put into operation by the end of 2011, which will increase our total production capacity by 388,000 tonnes.

The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters and our Research Institute.

As of
December 31,
2010	For the year ended December 31, 2010

Annual
	Production	Aluminum	Utilization
Plant	Capacity(1)	Output	Rate(2)	Smelting Equipment

(in thousand tonnes, except percentages)

Baotou Aluminum	388.0	412.0	106.2%	200kA and 240kA pre-bake
Fushun Aluminum	240.0	205.8	85.8%	200kA pre-bake
Gansu Hualu	230.0	165.0	71.7%	160kA and 210kA pre-bake
Guangxi branch	139.5	114.6	82.2%	160kA and 320kA pre-bake
Guizhou branch	403.7	432.3	107.1%	160kA, 186kA and 230kA pre-bake
Henan branch	56.0	-	-	85kA pre-bake
Jiaozuo Wanfang	412.0	408.9	99.2%	280kA pre-bake
Lanzhou branch	388.0	429.3	110.6%	75kA, 200kA and 350kA pre-bake
Qinghai branch	367.0	384.3	104.7%	160kA and 200kA pre-bake
Research Institute(3)	18.0	11.2	62.2%	150kA and 300kA pre-bake
Shandong Huayu	200.0	215.7	107.9%	240kA pre-bake
Shandong branch	75.0	58.3	77.7%	80kA & 200kA pre-bake
Shanxi Huasheng	220.0	223.2	101.5%	300kA pre-bake
Shanxi Huaze	350.0	341.5	97.6%	300kA pre-bake
Zunyi Aluminum	235.0	190.8	81.2%	200kA & 350kA pre-bake
Liancheng branch	225.0	230.4	102.4%	90kA & 200kA pre-bake
Longmen Aluminum	17.0	11.8	69.4%	75kA pre-bake

Total	3,964.2(4)	3,835.1	96.7%

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

20

(2)

Capacity utilization rate is determined by dividing the production output by production capacity. Utilization rate of some primary aluminum facilities exceeded 100% primarily due to the increased use of electricity in enhancing production efficiency.

(3)	The primary aluminum produced at our Research Institute is sold commercially, and such sales are included in our total revenues.

(4)	Not including the aluminum alloy business of Pingguo Aluminum.

Aluminum Fabrication Products

We currently operate eight aluminum fabrication facilities in China, among which, five facilities were acquired in 2008. We completed the construction and expansion of the facilities of Chalco Southwest Aluminum Cold Rolling and Chalco Ruimin in 2010, which increased our annual aluminum fabrication capacity by approximately 350,000 tonnes to approximately 1.7 million tonnes as of December 31, 2010. In 2010, we produced approximately 588,000 tonnes of aluminum fabrication products. Northwest Aluminum is constructing new facilities and expanding its existing facilities, which we expect will increase its fabrication capacity by a total of 35,000 tonnes to approximately 135,000 tonnes by the end of 2011.

The following table sets forth the annual production capacity, output of aluminum fabrication products, principal products and utilization rate of each of our aluminum fabrication plants.

As of
December 31,
2010	For the year ended December 31, 2010

	Annual	Aluminum
	Production	Fabrication	Utilization
Plant	Capacity(1)	Product Output	Rate(2)	Principal Products

(in thousand tonnes, except percentages)

Northwest Aluminum	100	62	62.0%	planks, screens, wires,
				tubes and profiles
Chalco Ruimin	370.00	131	35.4%	planks and screens
Huaxi Aluminum	22.0	25	113.6%	strips and screens
Chalco Southwest
Aluminum	350.0	234	66.9%	strips and screens
Chalco Southwest
Aluminum
Cold Rolling	250	-	-	planks and screens
Henan Aluminum	355.0	111	31.3%	planks, strips and screens
Chalco Qingdao	120.0	25	20.8%	ingots
Chalco Nanhai	110.0	-	-	-

Total	1,677.0	588	35.1%	-

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is determined by dividing the production output by production capacity.

Raw Materials

Alumina

Bauxite is the principal raw material in alumina production. Most of the bauxite in China is AL2O3.H2O mineral. Bauxite deposits have been discovered across a broad area of central China and are especially abundant in the southern and northern parts of central China. The largest bauxite deposit in China lies in Shanxi Province.

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

Supply. To support the growth of our alumina production, we continuously seek opportunities to streamline and optimize our bauxite procurement, including the ongoing restructuring of our joint mining operators. Except for our Shandong branch, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to control transportation costs. Historically, we have procured our bauxite supply principally from three sources:

*	our own bauxite mining operations;

*	jointly-operated mines; and

*	other suppliers, which principally include small independent mines in China and, to a lesser extent, international suppliers.

On average, our refineries consume approximately 2.2 tonnes of bauxite to produce one tonne of alumina in 2010. We used approximately 18.4 million tonnes, 17.7 million tonnes and 24.2 million tonnes of bauxite in our alumina production in 2008, 2009 and 2010, respectively. The combined production of our own mines and jointly-operated mines was 12.8 million tonnes in 2010, representing an increase of 15.3% from 2009. The production of our own mines reached 12.7 million tonnes in 2010, representing an increase of 18.7% from 2009. The production volume of our jointly-operated mine was 40,000 tonnes in 2010, representing a decrease of 90.9% from 2009, primarily because seven of our joint-operated mines in Shanxi Province became mining areas of our new own mine, Shanxi Other Mines. We purchase bauxite from a number of suppliers and are not dependent on any supplier for our bauxite requirements. In 2010, bauxite secured from other suppliers accounted for 50.5% of our total bauxite supply, primarily because our demand for bauxite exceeds the production volume of our own mines and our joint-operated mines. Our own mines increased from 14 in 2009 to 15 in 2010 and we continue to explore new bauxite reserves to replenish our reserves.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines, jointly-operated mines and other suppliers for the periods indicated:

Year Ended December 31,
2008	2009	2010

	Percentage of		Percentage of		Percentage of
Bauxite	Bauxite	Bauxite	Bauxite	Bauxite	Bauxite
Supply	Supply	Supply	Supply	Supply	Supply

	%		%		%

(in thousand tonnes, except percentages)

Own mines	6,885.0	30.9	10,656.8	61.3	12,729.9	49.4
Jointly-operated mines	1,403.5	6.3	439.5	2.5	40.0	0.2
Other suppliers	13,992.4	62.8	6,293.3	36.2	13,005.0	50.5

Total	22,280.9	100.0	17,389.6	100.0	25,774.9	100.0

Own Mines. As of December 31, 2010, we owned and operated 15 mines that had approximately 241.2 million tonnes of aggregate bauxite reserves. As none of our mines produce bauxite for external sales, we have full access to the bauxite produced by our own mines. For the three years ended December 31, 2008, 2009 and 2010, we extracted 6.9 million tonnes, 10.7 million tonnes and 12.7 million tonnes of bauxite from our own mines, representing 30.9%, 61.3% and 49.4% of our alumina production requirements, respectively. In order to retain the title to our mines, or obtain the title to new mines, we are required to comply with mining qualifications approved by the relevant PRC authorities and pay an annual fee equivalent to RMB1,000 (US$151.5) per km2 for our mines.

Our reported bauxite reserves for our own mines do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the years ended December 31, 2008, 2009 and 2010, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

In 2010, our own mines increased to 15 from 14 in 2009 and seven of our joint-operated mines in Shanxi Province became mining areas of our new own mine, Shanxi Other Mines.

Each one of our mines is accessible by motor vehicles via public roads, highways or both. All of our own mines are powered by diesel fuel or generators and have access to water from local rivers, lakes or underground sources. The following table sets forth information for our own mines as of December 31, 2010:

		Nature of		Permit	Present Condition/		Bauxite
Mine	Location	ownership(1)	Mining Method	Renewal(1)	Current State of Exploration	Capacity(2)	Production
						(in thousand	(in thousand
						tonnes)	tonnes)

Pingguo mine	Guangxi Zhuang	100% owned and	Open pit	September 2031	Fully developed and operational	4,080.0	4,738.0
	Autonomous Zone	operated by Chalco
Guizhou mine(3)	Guizhou Province	100% owned and	Open pit / underground	September 2016 -	Fully developed and operational	900.0	824.0
		operated by Chalco		December 2038
Zunyi mine	Guizhou Province	100% owned and	Open pit	February 2020	Not operational	-	-
		operated by Chalco
Xiaoyi mine	Shanxi Province	100% owned and	Open pit	October 2010 -	Fully developed and operational	2,750.0	2,531.0
		operated by Chalco		September 2031
Shanxi Other Mines	Shanxi Province	100% owned and	Open pit/ underground	August 2008 -	Fully developed and operational or	1,300	495.0
		operated by Chalco		April 2015	under construction(5)
Mianchi mine	Henan Province	100% owned and	Open pit / underground	December 2010 -	One stope is currently	300.0	741.0
		operated by Chalco		October 2031	under development
Luoyang mine	Henan Province	100% owned and	Open pit/ underground	December 2013 -	Fully developed and operational	700.0	950.0
		operated by Chalco		October 2031
Xiaoguan mine	Henan Province	100% owned and	Open pit / underground	January 2011 -	Fully developed and operational	180.0	1,190.0
		operated by Chalco		October 2031
Sanmenxia mine	Henan Province	100% owned and	Underground	April 2015 -	Under construction	-	42.0
		operated by Chalco		August 2023
Xuchang mine (4)	Henan Province	100% owned by	Open pit / underground	March 2011 -	Third-party operator	-	28.0
		Chalco		August 2013
Jiaozuo mine	Henan Province	100% owned and	Open pit/ underground	April 2011 -	Fully developed and operational	-	383.0
		operated by Chalco		September 2016
Pingdingshan mine	Henan province	100% owned and	Open pit / underground	April 2011 -	Fully developed and operational	-	523.0
		operated by Chalco		February 2018
Yangquan mine	Shanxi Province	100% owned and	Open pit	September 2026 -	Fully developed and operational	150.0	168.0
		operated by Chalco		September 2031
Nanchuan mine	Chongqing City	100% owned and	Underground	November 2016 -	Fully developed and operational	1,650.0	117.0
		operated by Chalco		November 2026

(1)

All conditions to retain our properties or leases have been fulfilled as of December 31, 2010. Each mine may be covered by one or more mining permits and the range of permit renewal dates is set forth above.

(2)	The annual production capacity of our own mines was 12.0 million tonnes of bauxite as of December 31, 2010.

(3)	Including Guizhou No. 1 mine and Guizhou No. 2 mine.

(4)	Yuzhong mine was renamed Xuchang mine in 2009.

(5)	Three mining areas of Shanxi Other Mines are under construction and four mining areas are fully developed and operational.

The respective terms of the mining rights permit are the shorter of the estimated working life of the mine and 30 years beginning 2001. We are required to obtain mining rights permits to operate mining services. Under PRC laws and regulations, a mine owner must prepare and submit exploration reports for a mine to the local government to obtain a mining rights permit for a mine. If an applicant for the mining rights permit is not the owner of a mine, the applicant must first enter into a lease agreement with the mine owner before submitting an application. The development license is subject to renewal on a regular basis. Furthermore, we are required to obtain land use rights on the land in order to operate these mines. We lease the land use rights relating to foregoing mines from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.

The following table sets forth certain estimated details of the reserves for our own mines as of December 31, 2010.

Total	Average Grade (%)	Ratio of
Mine	Area (km2)	Reserves(1)(2)	Al2O3	SiO2	Average A/S(3)
		(million tonnes)

Pingguo mine	136.04	86.44	55.44	5.35	10.37
Guizhou No. 1 mine	6.40	2.17	63.19	13.31	4.75
Guizhou No. 2 mine	26.50	15.00	62.30	9.44	6.60
Zunyi mine	2.48	2.83	55.32	8.80	6.29
Xiaoyi mine	11.56	24.93	62.57	13.14	4.76
Shanxi Other Mines	17.80	8.44	57.70	9.65	5.98
Mianchi mine	11.20	2.54	63.04	12.03	5.24
Luoyang mine	7.13	1.69	63.70	12.35	5.16
Xiaoguan mine	42.08	26.73	63.93	13.98	4.57
Sanmenxia mine	15.68	27.31	64.72	11.48	5.64
Xuchang mine	8.07	0.25	62.90	15.66	4.02
Jiaozuo mine	17.45	1.50	59.52	13.77	4.32
Pingdingshan mine	11.51	1.14	60.14	12.71	4.73
23

Yangquan mine	2.36	6.72	59.75	11.87	5.03
Nanchuan mine	20.96	33.48	61.17	13.69	4.47
Total (average)	337.22	241.17	59.85	9.88	6.06
By reserve type
Proven reserve		77.64	60.91	9.67	6.30
Probable reserve		163.53	59.35	9.98	5.95
Total (average)
reserves		241.17	59.85	9.88	6.06

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

Jointly-Operated Mines. Jointly-operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly-operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. To optimize our resources and reduce costs, we currently manage our jointly-operated mines using one of the following three methods: (i) establishing joint ventures with other companies to invest in and share resources; (ii) providing mining technology or other resources to companies with local mines in return for exclusive purchase rights to the bauxite ores; or (iii) contracting with local companies for their mining services to operate mines owned by us.

In the years ended December 31, 2008, 2009 and 2010, our jointly-operated mines produced bauxite of 1,403,500 tonnes, 439,500 tonnes and 40,000 tonnes, representing 6.3%, 2.5% and 0.2 % of the demand from our alumina production, respectively.

Our jointly-operated mines decreased from 17 in 2009 to three in 2010, among which, seven of our jointly-operated mines in Shanxi Province became mining areas of Shanxi Other Mines, our new own mine; Wenquan Town mine and Shanchuan mine became mining areas of our existing own mines. We also lost five jointly-operated mines, including Yuanping mine, Yangpo mine, Shaping mine, Goujiang mine and Zhijin mine. We had two new jointly-operated mines in 2010, including Xiataohua mine and Xinzhuang mine. As of December 31, 2010, Maige mine had nil bauxite reserve and therefore is not included in the jointly-operated mines. As of December 31, 2010, Tuanxi mine was in the process of being transferred to Zunyi mine and did not have joint-operating agreement therefore is not included in the jointly-operated mines.

Each one of our jointly-operated mines is accessible by motor vehicles via public roads, highways or both. Our jointly-operated mines are powered by diesel fuel or generators and have access to water from local rivers, lakes or underground sources. The following table sets forth information on our jointly-operated mines as of December 31, 2010:

Present Condition/
		Name of Joint		Permit	Current State of
Mine	Province	Operator	Mining Method	Renewal(2)	Exploration	Material Terms of Operating Agreements

Dayu mine	Shandong	n/a(1)	Open pit	December 2009	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Xiataohua mine	Shandong	n/a(1)	Open pit	December 2010	undergoing exploration	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Xinzhuang mine	Shandong	n/a(1)	Open pit	December 2010	undergoing exploration	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.

(1)	We have decided to cooperate with other parties to undertake the mining operations in these mines. However, as of December 31, 2010, we had not confirmed any party as our partner.

(2)	All conditions to retain jointly-owned properties or jointly-held leases have been fulfilled as of December 31, 2010.

The following table sets forth the specific details of our jointly-operated mines as of December 31, 2010.

Total	Average Grade (%)	Ratio of
Mine	Area (km2)	Reserves(1)(2)	Al2O3	SiO2	Average A/S(3)
		(million tonnes)

Dayu mine	0.99	0.76	65.63	10.98	5.98
Xiataohua mine	2.50	2.76	60.96	13.65	4.47
Xinzhuang mine	1.50	2.64	61.60	13.08	4.71
Total (average)	4.99	6.16	61.81	13.08	4.73
By reserve type
Proven reserve		5.40	61.28	13.37	4.58
Probable reserve		0.76	65.63	10.98	5.98
Total (average)
reserves		6.16	61.81	13.08	4.73

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planning mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

We are in the process of restructuring our joint mining operations to increase operational efficiency and better align our mining operations with our long-term business strategy. Since the end of 2009, we have initiated discussions to modify or terminated the arrangements governing the operations of a number of mines that were jointly operated as of the end of 2009. We plan to assume the operations of the mines for which we own mining rights and cease procuring bauxite from selected mines. We believe that we will maintain a sufficient supply of bauxite from available sources throughout the course of and following the restructuring.

Other Suppliers. In addition to our own mines and our jointly-operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have historically been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 50.5% of our total bauxite supply in 2010.

Bauxite Procurement. The corporate management department at our headquarters is responsible for the oversight and coordination of our supply of bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we decide on the amount of bauxite that we wish to source from our own mines, and allocate the remaining requirements among the jointly-operated mines and other suppliers. Our management or operational control of our own mines and jointly-operated mines generally allows us to adjust procurement from these sources during the course of the year to accommodate changes in our plans or market conditions.

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

Prices. There is neither governmental regulation on bauxite prices nor an official trading market for bauxite in China. We negotiate bauxite prices with our suppliers, based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. As we procure bauxite from three different sources, our total bauxite cost is influenced by the following factors:

*	the cost of our mining operations;

*	the terms of our operational arrangements with respect to our jointly-operated mines; and

*	the market conditions relating to purchases from small independent mines.

The average purchase price of bauxite per tonne from our joint operations and other suppliers in 2008, 2009 and 2010 was RMB383.9, RMB289.2 and RMB386.7 (US$58.6), respectively. The average cost of bauxite from our own mines per tonne in 2008, 2009 and 2010 was RMB217.3, RMB174.0 and RMB202.4 (US$30.7), respectively.

We purchase a substantial amount of bauxite to protect the resources at the mines that we have already acquired despite having unutilized capacity at these mines. Additionally, to fully utilize the bauxite from our mines, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase higher grade ore from other suppliers and blend the ore of various grades to meet the technical requirements for our alumina production. This practice allows for flexibility and the inclusion of lower grade bauxite to optimize the use of bauxite deposits available to us. We do not use these prices or any other historical index to estimate our bauxite reserves.

The following table sets forth our capital expenditures for our mines for the periods indicated:

2006	2007	2008	2009	2010

(RMB in thousands)

Capital Expenditures
Infrastructure construction	550,237.5	450,084.6	468,770.6	489,553.6	417,235.9
Facility upgrade	64,971.4	60,633.4	498,335.2	11,167.5	135,321.3

Total	615,208.9	510,718.0	967,105.8	500,721.1	552,557.2

Primary Aluminum

An average of approximately 1.9 tonnes of alumina and 14,033 kWh of electricity are required to produce one tonne of primary aluminum in 2010. Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 37.0 % and 42.0%, respectively, of our unit primary aluminum production costs in 2010. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes and sodium fluoride for our smelting operations.

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi branches have historically sourced all or substantially all of the alumina required for their primary aluminum production from their respective integrated refineries. Our plants that do not have integrated alumina refining operations onsite obtain alumina internally from our alumina refineries located elsewhere or externally on the market.

We own 17 primary aluminum smelters, including a research institute in the PRC, four of which are among the ten largest smelters in China. We have enhanced our competitiveness in line with the development of the primary aluminum industry. In 2010, our smelters consumed approximately 7.5 million tonnes of alumina to produce approximately 3.8 million tonnes of primary aluminum. Our primary aluminum output accounted for 9.1 % of global output and 24.2% of the production of China in 2010.

Aluminum Fabrication Products

The main raw material for our aluminum fabrication operations is primary aluminum, but we use other metal raw materials in aluminum fabrication depending on the type of products. We meet the primary aluminum requirements of our aluminum fabrication segment with primary aluminum supplied by our own aluminum smelters. In addition, Chalco Qingdao uses recycled aluminum materials to produce aluminum fabrication products. In 2008, we acquired five aluminum fabrication plants from Chinalco and China Nonferrous Metals Technology, which increased our annual aluminum fabrication capacity to 982,000 tonnes as of December 31, 2008. Our annual aluminum fabrication capacity further increased to approximately 1.3 million tonnes and 1.7 million tonnes as of December 31, 2009 and 2010, respectively.

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

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and heavy oil are the principal materials used in our alumina production. Electricity is one of the principal cost components in our refining process. We generate electricity at a number of production facilities and purchase our remaining electric power requirement from regional power grids at government-mandated rates. Most of our power supply plans are one to three year renewable plans. Power prices in China can vary, sometimes substantially, from one region to another, based on demand and power production costs in the region. Power costs for our various alumina refineries vary accordingly.

Large quantities of coal is used as a reducing agent and fuel to produce steam and gas in the alumina refining process. Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. Fuel is required to refine alumina, and our refineries use heavy oil, natural gas and coal gas. There is no governmental regulation on the prices of coal, alkali or fuel. We purchase these raw materials from external suppliers under negotiated supply contracts, which we believe are competitively priced. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.

Primary Aluminum

Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2010, we consumed 56 billion kWh of electricity for our primary aluminum production. The availability and price of electricity are key factors in our primary aluminum production. Electricity costs have fluctuated in recent years due to periodic shortages of electricity in China, cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs".

Except for two of our smelters that that have entered into direct purchase agreements with power generation enterprises, we purchase electricity from the regional power grids at prices set by the government. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. We believe our power supply from regional grids is generally not reliant upon any particular generation facility supplying the grid. Electricity purchased from different power grids is subject to different tariff levels in 2010. The average electricity cost of our smelters was RMB0.429/kWh in 2010.

Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. Most of our carbon cathodes are supplied by our Guizhou branch, which operates our only carbon cathode production facility and sells carbon cathodes to external smelters in China.

Sales and Marketing

We coordinate substantially all of our sales and marketing activities of our alumina products and most of our sales and marketing activities of our primary aluminum products through Chalco Trading. Our subsidiaries and branches also conduct a small portion of sales and marketing activities of our primary aluminum products by themselves. We sell most of our aluminum fabrication products to external customers directly through our aluminum fabrication factories and the rest of our aluminum fabrication products internally to Chalco Trading for subsequent external export trading. We sell our alumina chemical products directly to external customers or indirectly to external customers through Chalco Trading that charges our subsidiaries or branches a commission fee for the external trading. For all of our products that are sold either through Chalco Trading for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sales services and strengthening our presence in the marketplace.

Since late 2009, we also have been engaged substantially in the trading of external non-ferrous metal products through Chalco Trading, including alumina, primary aluminum, cooper and other non-ferrous metal products.

Alumina

We sell our alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2010, we used approximately 7.4 million tonnes of alumina produced at our refineries, which represented approximately 72.5% of our total alumina production, and sold the remainder to our customers through Chalco Trading.

The sales prices of alumina that we sell internally to Chalco Trading are determined at a percentage of the monthly average price of the primary aluminum on SHFE. Chalco Trading coordinates the external sales of our alumina products. In the fourth quarter of each year, Chalco Trading hosts a national sales conference for our primary aluminum smelter customers in China with the presence of the representatives from our subsidiaries and branches with alumina operations. At the sales conference, Chalco Trading enters into most of our external sales contracts for alumina.

Chalco Trading sells our alumina products to smelters throughout China. All of our major customers in the past three years have been domestic smelters. Since 2004, we have gradually entered into a number of domestic three to five-year long-term alumina sales contracts for most of our alumina products, under which the sales price is set as a percentage of the three-month primary aluminum prices on the SHFE. As a result, fluctuations of primary aluminum prices on the SHFE affect alumina prices under our long-term contracts.

Our other alumina contracts for a term of one year or less than one year. We set, and adjust as necessary, uniform sale prices for our alumina products that Chalco Trading sells on the spot market under a term of one year or less than one year. In 2010, our highest and lowest spot price of domestic alumina was RMB3, 000 (US$454.5) per tonne and RMB2, 750 (US$416.7) per tonne, respectively. We set the price for the external sales of alumina products by reference to alumina prices at reference markets and taking into account the following considerations:

*	alumina imports into China, CIF Chinese ports;

*	international and domestic transportation costs;

*	our short-term and mid-term projections for alumina;

*	the 17% value-added tax applicable to our products;

*	import related fees; and

*	domestic supply and demand.

Primary Aluminum

In 2010, we sell 45.6% of our primary aluminum output internally to Chalco Trading for subsequent external trading and 54.4% directly to external customers, and consume the remaining portion at our own aluminum fabrication plants. In 2010, we sold approximately 3.64 million tonnes of primary aluminum.

We sell the majority of our primary aluminum output internally to Chalco Trading according to the prices of primary aluminum on SHFE. Chalco Trading then coordinates the external sales of primary aluminum. We also sell a small portion of our primary aluminum output directly to external customers. Our subsidiaries and branches and Chalco Trading sell our primary aluminum products to external customers through the following two channels:

*	Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers.

*

Sales on the SHFE. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the SHFE through futures contracts of one to twelve month terms to hedge against declines in primary aluminum prices. According to our policy, the total quantity of primary aluminum which can be hedged using these financial instruments is limited to 50% of the annual quantity produced by us.

We hold an annual regional primary aluminum sales conference through Chalco Trading with the presence of representatives from our subsidiaries and branches in the fourth quarter of each year to procure sales and plan production for the following year.

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

We sell substantially all of our primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Although we have conducted export sales in the past, substantially all of our external sales of primary aluminum in 2010 were domestic sales. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our own primary aluminum products, taking into account three main factors: the primary aluminum spot prices on the SHFE; our production costs and expected profit margins; and supply and demand. As part of our efforts to coordinate and centralize sales, we also set minimum prices for primary aluminum products that are sold directly to external consumers by our subsidiaries and branches with respect to each region in China where our primary aluminum is sold. These minimum prices are determined by reference to the SHFE spot price for primary aluminum, exclusive of transportation costs. The smelters filling a particular order from a external customer is generally responsible for negotiating the pricing and delivery terms and must comply with the minimum pricing guidelines unless it obtains prior approval from our headquarters. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Aluminum Fabrication Products

We produce aluminum fabrication products based on market demand. We sell 98.5% of our aluminum fabrication products directly to external customers and 1.5% internally to Chalco Trading for subsequent external export trading in 2010. Since the fourth quarter of 2010, we sold almost all of our aluminum fabrication products directly to external customers. In 2010, we sold approximately 561,000 tonnes of aluminum fabrication products.

In 2010, we sold most of our aluminum fabrication products domestically and a small portion overseas. In 2010, we derived 87% of our aluminum fabrication products revenues from sales in China. We extend credit terms for sales of aluminum fabrication products, requiring payment within a short period after delivery. The prices for our aluminum fabrication products are set by agreement with our customers.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are derived from our alumina production. We adjust our production of these products based on market demand, We sell our alumina chemical products directly to external customers or indirectly to external customers through Chalco Trading who charges a commission fee for the external trading.

We sell our alumina chemical products and gallium mostly in China but also internationally. Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers. Our total sales of gallium in 2008, 2009 and 2010 amounted to RMB197.8 million, RMB58.1 million and RMB67.0 million (US$10.2 million), respectively.

Trading of Outsourced Non-ferrous Metal Products

Since late 2009, we have been substantially engaged in the trading of non-ferrous metal products, including alumina, primary aluminum, cooper and other non-ferrous metal products that we have sourced externally through Chalco Trading. We trade our outsourced non-ferrous metal products either by spot sales or by sales under futures and option contracts in a short term. Chalco Trading has a team with trading expertise to conduct research on the non-ferrous metal market.

Delivery

We rely on rail shipping and trucking for the delivery of products within China. Our alumina is transported by rail or truck, and transportation costs are generally borne by the customer and excluded from our sales price. For long-distance deliveries, we maintain spur lines connecting our plants to the national railway routes. The price of rail shipping on the PRC national railway system is fixed by the government.

Most of our primary aluminum products are transported by rail. In view of the substantial distance between our smelters and aluminum fabrication plants, most of which are concentrated in southern and eastern China, we maintain subsidiaries (often with warehousing capacity leased from third parties) in major cities in eastern and southern China to facilitate and coordinate deliveries.

Our customers are generally responsible for arranging and bear the associated costs with transporting aluminum fabrication products from our production facilities.

Principal Facilities

Our principal facilities include 27 principal production plants and our Research Institute. Set forth below is a description of our principal production plants. Our production is organized and managed according to our three business segments: alumina, primary aluminum and aluminum fabrication.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. The Guangxi branch receives bauxite delivered via highway from the Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from the Guangxi branch.

The Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. The Guangxi branch is our only principal refinery that uses the Bayer process exclusively. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by removing production bottlenecks and investing in capacity expansions. As of December 31, 2010, the Guangxi branch had an annual production capacity of 1,730,000 tonnes of alumina. In 2010, the Guangxi branch produced approximately 1,990,200 tonnes of alumina, exceeding its production capacity due to the high quality bauxite ore in its proximity, along with approximately 102,200 tonnes of alumina chemical products. Most of the alumina output at the Guangxi branch is used in the primary aluminum smelter at the same branch and the remainder is sold to third-party smelters.

Our Guangxi branch also uses advanced 160 kA and 320 kA pre-bake reduction pot-lines developed by us in its smelting operations. As of December 31, 2010, the branch's primary aluminum production capacity reached 139,500 tonnes per annum. In 2010, our Guangxi branch produced approximately 114,600 tonnes of primary aluminum.

Guizhou Branch

The Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include a refining operations in 1978. Our refinery at this branch is one of the most advanced alumina refineries in China, having imported many of its key technologies and equipment. The Guizhou refinery uses the hybrid Bayer-sintering process to refine bauxite supplied from our own mines as well as external suppliers into alumina. Bauxite from our own mines is delivered by trucks and train. The alumina produced at the Guizhou branch is mostly used in the smelting operations at the same plant and the remainder is sold to third-party smelters. Our Guizhou branch uses 160 kA, 186kA and 230 kA pre-bake reduction pot-lines in its primary aluminum production. As a result of technological innovations and overhauls since its inception, our Guizhou smelter is among the most technologically advanced smelters in China. As of December 31, 2010, the annual production capacity for alumina at our Guizhou branch was approximately 1,200,000 tonnes of alumina and 403,700 tonnes for primary aluminum. In 2010, our Guizhou branch produced approximately 1,078,300 tonnes of alumina, 69,600 tonnes of alumina chemical products and 432,300 tonnes of primary aluminum.

Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes in addition to carbon anodes. As the Guizhou branch is our only facility that produces carbon cathodes, it supplies carbon cathodes to seven of our facilities and our Research Institute. Its carbon cathodes are also sold to external customers throughout China.

Henan Branch

The Henan branch commenced its refining and smelting operations in 1966 and 1967, respectively, in Henan Province, a province rich in bauxite reserves. Bauxite is delivered to our Henan branch via railway and highway from the following mines: Xiaoguan mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. Our Henan branch was the first refinery in China to develop the hybrid Bayer-sintering process. We also have alumina production line that uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through purchases on the market. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. The designed annual production capacity of alumina of our Henan branch was 2,050,000 tonnes as of December 31, 2010. In 2010, our Henan branch produced approximately 1,921,500 tonnes of alumina and 32,900 tonnes of alumina chemical products.

We have upgraded a portion of the primary aluminum facilities at this branch, which now utilizes 85 kA pre-bake reduction pot-lines. Its carbon plant produces high quality carbon products for sales to external customers in China as well as for export, after meeting the needs of our various smelting operations. As of December 31, 2010, Henan branch's annual primary aluminum production capacity reached 56,000 tonnes. In 2010, our Henan branch did not produce any primary aluminum.

Shandong Branch

The Shandong branch commenced operations in 1954 and has the capacity to produce both alumina and primary aluminum. Bauxite is delivered to our Shandong branch via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China's first production facility for alumina. It produces the majority of its alumina through the parallel Bayer-sintering process, but has an ore-dressing sintering operation. The Shandong branch purchases the majority of the bauxite required for its production from small third-party mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters as well as external customers. As of December 31, 2010, the annual capacity of our Shandong branch reached 1,500,000 tonnes of alumina and it produced approximately 1,599,200 tonnes of alumina in 2010.

In addition, our Shandong branch produces substantial amounts of alumina chemical products and produced approximately 682,500 tonnes of alumina chemical products in 2010. It is the largest and most technologically advanced alumina chemical products production facility in China with the ability to produce the widest variety of alumina chemical products. Alumina chemical products produced by our Shandong branch are used domestically and internationally in the pharmaceutical, ceramics, construction materials and other industries.

Our Shandong branch's primary aluminum operations have undergone technological and equipment upgrades. As of December 31, 2010, our Shandong branch's primary aluminum production capacity reached 75,000 tonnes per annum and it produced approximately 58,300 tonnes of primary aluminum in 2010.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 160 kA and 200kA automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai Branch supplies alumina from our Shanxi, Shandong, Henan and Zhongzhou branches, but incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches. The Qinghai branch produced approximately 384,300 tonnes of primary aluminum in 2010, slightly exceeding its designed annual production capacity of 367,000 tonnes as of December 31, 2010.

Shanxi Branch

Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province rich in bauxite deposits. Bauxite is transported to our Shanxi branch via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant and is currently China's largest alumina refinery in terms of production capacity, with a capacity of 2,217,000 tonnes as of December 31, 2010. Our Shanxi branch produced approximately 1,775,100 tonnes of alumina and 19,800 tonnes of alumina chemical products in 2010.

Our Shanxi branch's production facilities are primarily imported. Shanxi branch relies on bauxite from our own mines as well as external suppliers. Due to its proximity to large coal mines and substantial water resources, it currently has the largest power generation capacity among our alumina manufacturing facilities.

Zhongzhou Branch

Located in Henan Province, our Zhongzhou branch is a stand-alone alumina plant, located near abundant bauxite, coal and water supplies. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its parallel Bayer-sintering process. We purchase bauxite supplies from Henan Province and Shanxi Province.

Its production capacity reached 2,030,000 tonnes of alumina per annum as of December 31, 2010. Our Zhongzhou branch produced approximately 1,692,800 tonnes of alumina and approximately 266,700 tonnes of alumina chemical products in 2010.

Zunyi Alumina

Zunyi Alumina is located in Zunyi, Guizhou Province. In April 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydroelectric Co., Ltd, to establish a joint venture company, Zunyi Alumina. We hold 67% of the equity interests in Zunyi Alumina. Zunyi Alumina completed the construction of alumina facilities and commenced operations in 2010. Its annual alumina production capacity reached 800,000 tonnes as of December 31, 2010. Zunyi Alumina produced approximately 74,300 tonnes of alumina in 2010.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina facilities in 2010 and its an annual alumina production capacity reached 800,000 tonnes as of December 31, 2010. Chongqing branch launched test operation in December 2010.

Lanzhou Branch

Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 and acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual production capacity of approximately 388,000 tonnes as of December 31, 2010. It produced approximately 429,300 tonnes of primary aluminum in 2010.

Jiaozuo Wanfang

Jiaozuo Wanfang is situated in Jiaozuo city in Henan Province and is a stand-alone primary aluminum plant. Jiaozuo Wanfang was established in 1993. In May 2006, we acquired 29% of the issued share capital and thus became its largest shareholder. In 2010, we partially disposed our equity in Jiaozuo Wanfang. As of December 31, 2010, we held 24.002% equity interest of Jiaozuo Wanfang. In 2008, we obtained de facto control over Jiaozuo Wanfang and accordingly, it became our subsidiary. Jiaozuo Wanfang had an annual production capacity of 412,000 tonnes of primary aluminum as of December 31, 2010 and produced approximately 408,900 tonnes of primary aluminum in 2010.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Following the completion of its capacity expansion in June 2008, Shanxi Huaze's designed annual production capacity of primary aluminum reached 350,000 tonnes as of December 31, 2010 and it produced approximately 341,500 tonnes of primary aluminum in 2010. We currently hold 60% of the equity interest of Shanxi Huaze.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Guan Lv, to establish a joint venture company, Shanxi Huasheng. The joint venture company commenced operations in March 2006. Its designed annual production capacity of primary aluminum reached approximately 220,000 tonnes as of December 31, 2010. In 2010, Shanxi Huasheng produced 223,200 tonnes of primary aluminum. We currently hold a 51% equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and eight other companies, which were the shareholders of Zunyi Aluminum, to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co., Ltd. and all the equity interest held by the other eight companies. We have completed our purchase and currently hold 62.1% of the equity interest in Zunyi Aluminum. Zunyi Aluminum's primary aluminum annual production capacity reached 235,000 tonnes as of December 31, 2010 and it produced approximately 190,800 tonnes of primary aluminum in 2010.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million (US$75.8 million). Fushun Aluminum's primary business is the production of primary aluminum and carbon products. With the partial completion of a new primary aluminum project at the end of 2008 which increased the primary aluminum production capacity of Fushun Aluminum by 100,000 tonnes, Fushun Aluminum's annual primary aluminum production capacity reached 240,000 tonnes as of December 31, 2010. Fushun Aluminum produced approximately 205,800 tonnes of primary aluminum in 2010.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire 55% of the equity interest of Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. After the completion of its expansion plan in 2008, Shandong Huayu's annual primary aluminum production capacity reached 200,000 tonnes as of December 31, 2010. It also has supporting facilities and coal-fired generators. In 2010, Shandong Huayu produced approximately 215,700 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold 51% of the equity interest in Gansu Hualu. In 2010, we have completed the expansion project of the Gansu Hualu's primary aluminum smelters, which increased its annual production capacity from 160,000 tonnes to 230,000 tonnes of primary aluminum as of December 31, 2010. Gansu Hualu produced approximately 165,000 tonnes of primary aluminum in 2010.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had a designed annual production capacity of 388,000 tonnes as of December 31, 2010. In 2010, it produced approximately 412,000 tonnes of primary aluminum.

Liancheng branch

Liancheng branch is located in Gansu Province. In late May, 2008, we acquired 100% of the equity interest of Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. As of December 31, 2010, Liancheng branch had an annual primary aluminum production capacity of 225,000 tonnes and produced approximately 230,400 tonnes of primary aluminum in 2010.

Chalco Qingdao

Located in Qingdao, Shandong Province, Chalco Qingdao specializes in using recycled aluminum materials to produce aluminum fabrication products. As of December 31, 2010, Chalco Qingdao had an annual production capacity of 120,000 tonnes and produced 25,000 tonnes of aluminum fabrication products in 2010.

Longmen Aluminum

Located in Shanxi Province, Longmen Aluminum is established in1991. We hold 55% of its equity interests. It specializes in producing primary aluminum. As of December 31, 2010, Longmen Aluminum had an annual primary aluminum production capacity of 17,000 tonnes and produced 11,800 tonnes of primary aluminum in 2010.

Northwest Aluminum

Northwest Aluminum is situated in Lanzhou city in Gansu Province and is an aluminum fabrication plant. It was part of Lanzhou Aluminum before July 2007 which we acquired through share exchange in April 2007, whose A Shares were listed on Shanghai Stock Exchange until April 24, 2007, when we acquired Lanzhou Aluminum through share exchange. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Northwest Aluminum has an annual production capacity for aluminum fabrication products of approximately120,000 tonnes as of December 31, 2010 and produced approximately 62,000 tonnes of aluminum fabrication products in 2010. Northwest Aluminum has undertaken an expansion plan which is expected to be completed in 2011 and we expect the completion of this project to increase Northwest Aluminum's aluminum fabrication capacity by 35,000 tonnes.

Chalco Ruimin

Located in Fujian, Chalco Ruimin commenced production in 1996 and specializes in aluminum fabrication. In late May 2008, we purchased 75% of the equity interest of Chalco Ruimin from Chinalco on the China Beijing Equity Exchange. Chalco Ruimin completed a RMB2.87 billion (US$0.4 billion) expansion plan in 2010, which increased Chalco Ruimin's annual aluminum fabrication capacity to approximately 370,000 tonnes as of December 31, 2010. Chalco Ruimin produced approximately 131,000 tonnes of aluminum fabrication products in 2010. We currently hold a 92.18% equity interest in Chalco Ruimin.

Huaxi Aluminum

Located in Chengdu, Sichuan Province, Huaxi Aluminum commenced production in 1997 and specializes in aluminum fabrication. In late May 2008, we purchased 56.86% of the equity interest of Huaxi Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, 2010, Huaxi Aluminum had an annual aluminum fabrication production capacity of 22,000 tonnes and it produced approximately 25,000 tonnes of aluminum fabrication products in 2010.

Chalco Southwest Aluminum

Established in September 2004 and located in Chongqing, Chalco Southwest Aluminum specializes in aluminum fabrication. On May 30, 2008, we purchased 60% of the equity interest of Chalco Southwest Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, 2010, Chalco Southwest Aluminum had an annual aluminum fabrication production capacity of 350,000 tonnes and produced approximately 234,000 tonnes of aluminum fabrication products in 2010.

Chalco Southwest Aluminum Cold Rolling

Established in March 2006 and located in Chongqing, Chalco Southwest Aluminum Cold Rolling specializes in rolling aluminum and aluminum alloy processing, development of high precision aluminum strip production technology and import and export activities on goods and technology. On May 30, 2008, we acquired 100% of the equity interests of Chalco Southwest Aluminum Cold Rolling from Chinalco. In 2010 we completed the construction of production facilities of Chalco Southwest Aluminum Cold Rolling. As of December 31, 2010, Chalco Southwest Aluminum Cold Rolling had an annual aluminum fabrication production capacity of 250,000 tonnes. It has commenced production in 2010.

Henan Aluminum

Established in August 2005 and located in Luoyang, Henan Province, Henan Aluminum specializes in aluminum fabrication. In late May 2008, we acquired 84.02% of the equity interest of Henan Aluminum from Chinalco and China Nonferrous Metals Technology on the China Beijing Equity Exchange. As of December 31, 2010, Henan Aluminum had an annual aluminum fabrication production capacity of 355,000 tonnes and produced approximately 111,000 tonnes of aluminum fabrication products in 2010. We currently hold 90.03% of the equity interest in Henan Aluminum.

Chalco Nanhai

Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Chalco Nanhai had an annual aluminum fabrication capacity of 110,000 tonnes. Chalco Nanhai launched test operation in December 2010.

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

In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, NDRC published "Entrance Conditions for Aluminum Industry" (the "Entrance Conditions") in November 2007. According to the Entrance Conditions, new bauxite projects must be approved by the provincial authority or the relevant department of the State Council of China depending on the amount of total investment, and any new alumina project must be approved by the relevant department of the State Council of China. The Entrance Conditions also provide detailed requirements for capital size, service period and resource utilization rate for a new bauxite or alumina project to be approved. The Entrance Conditions has established a high entry barrier for new alumina producers in China.

We believe that we have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. However, we expect to face increasing competition from international alumina suppliers as standard tariff on imports of alumina into China has been eliminated, which may also reduce the production costs of domestic alumina producers that source significant portions of their bauxite supplies from the international markets.

Primary Aluminum

We derived substantially all of our primary aluminum revenues from domestic sales in 2010. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2010, our primary aluminum production represented approximately 24.2% of total domestic production in China.

There are approximately 115 primary aluminum smelting companies operating in China, which sell substantially all of their products in China. We are the largest integrated alumina and primary aluminum producer in China, and Baotou Aluminum, Jiaozuo Wanfang and our Lanzhou branch operate three of the ten largest smelters in China. Currently. Only 17 primary aluminum producers in China (including Chalco) have annual production capacities of 300,000 tonnes or more, which represent approximately 66% of the total primary aluminum production capacity in China. Only ten primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more. The PRC government's encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Accordingly, the larger smelters are granted preferential treatment, including priority in the allocation of raw materials and electricity supplies, which give them a competitive advantage over small domestic smelters. Moreover, according to the Entrance Conditions, effective from 2007, new aluminum projects must have secured a supply of alumina to seek approval from the relevant department of the State Council of China. As of the date of the annual report, the relevant department of the State Council of China is not expected to approve any new aluminum projects except those environmental protection upgrade projects and expired equipment exchange projects planned by the PRC government.

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

*

Vertical integration. As the largest integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations. Since 2006, we have expanded our primary aluminum business by mergers and acquisitions.

*

Quality. The quality of our primary aluminum is generally higher than that of the primary aluminum produced by most of our domestic competitors. The primary aluminum produced by most of our smelters satisfies the quality standards of the LME.

Aluminum Fabrication Products

We derived 87% of our aluminum fabrication products revenues from sales in China in 2010. Our competitors include other domestic and international producers of aluminum fabrication products that sell aluminum fabrication products in China. There are approximately 750 aluminum fabrication producers in China with an aggregate annual capacity of approximately 24.0 million tonnes as of the end of 2010. In 2010, the aluminum fabrication producers in China produced approximately 19.5 million tonnes of aluminum fabrication products.

The tariff rate for alumina and primary aluminum imports was reduced to nil on January 1, 2008 and August 1, 2007, respectively. In 2010, China imported approximately 4.31 million tonnes of alumina, representing a 16.3% decrease from 2009. China had net import of approximately 0.30 million tonnes of primary aluminum in 2010, which represented a significant decrease from 2009. Competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large international companies. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, we expect to continue benefitting from certain PRC governmental policies that promote the growth of large domestic smelters.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. We completed 63 technological projects, including 32 technology development projects, 23 industrialization, promotion and application of advanced technologies projects and 8 basic application projects. We filed a total of 176 patent applications in 2010.

As of December 31, 2010, we owned 1043 patents, which were primarily related to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design, 10 years from the date of the patent application.

As of December 31, 2010, we owned 36 trademarks, which have a term of 10 years. We have entered into a trademarks license agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We have no material patents, licenses, or trademarks, the duration of which cannot, in the judgment of our management, be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any legislation relating to intellectual property rights against any party.

Environmental Protection

Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. For example, the PRC government has set discharge standards for emissions to air and water. To enforce these standards, national environmental protection authorities have imposed discharge fees that increase for each incremental amount of discharge up to the limit set by the regulation. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures, which are subject to the relevant agency's approval, or order the closure of any operations that fail to comply with applicable regulations. In February 6, 2010, the State Council of China issued "Notice on Further Strengthening the Elimination of Obsolete Production Capacities", which requires all pre-bake reduction pot-lines below 100kA must be closed by the end of 2011. Some of our primary aluminum utilities with a total capacity of 163,000 tonnes have been shut down in compliance with the notice.

The pollutants discharged from our alumina refining process include red mud, waste water and gas emissions and dust. Our primary aluminum production process generates fluorides, pitch fume and dust. It is illegal to release these pollutants untreated, and even after treatment, the discharge of these pollutants must comply with national and local discharge limits.

Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO 14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2010, we passed the review and the accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. Through these efficiency initiatives, we estimate that we conserved the energy equivalent of 460,000 tonnes of standard coal in 2010. We have incorporated clean technology and processes into our operations with a view to promoting the concept of "zero emission" plants. In 2010, we invested a total of RMB65.0 million (US$9.8 million) on completing 8 waste water treatment projects and have nearly achieved our target of zero waste water emission.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB629.0 million, RMB1,395.0 million and RMB1,151.0 million (US$174.4 million) for the years ended December 31, 2008, 2009 and 2010 respectively. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We maintain insurance coverage on our property, plant and equipment, in particular for our transportation vehicles and assets that we consider to be subject to significant operating risks. We also have limited coverage for natural disaster such as typhoons, tornados, floods, landslides and lighting. However, there are certain types of losses, such as losses from war, acts of terrorism and natural disasters, for which we cannot obtain insurance at a reasonable cost or at all.

We are covered under the injury and accidental death insurance provided by the local government labour departments and do not separately maintain coverage for such risks. Consistent with what we believe to be the customary practice in China, we generally do not carry any third-party liability insurance to cover personal injury, environmental damage arising from accidents arising from property or related to our operations (other than our automobiles) or business interruption insurance. More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness.

We paid a total of RMB68.6 million, RMB81.4 million and RMB79.5 million (US$12.0 million) in insurance premiums in 2008, 2009 and 2010, respectively.

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

*	the Ministry of Land and Resources of China, which has the authority to grant land use licenses and mining right permits.

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

Entrance Conditions for Aluminum Industry

"Entrance Conditions for Alumina Industry" provides that, (i) all new bauxite projects must be approved by relevant authorities at the provincial governments, with an exception for those projects with a total investment over RMB500 million (US$75.8 million), for which the approval from the competent authority under the State Council of China is required. In addition, all new bauxite projects should have an annual production capacity of not less than 300,000 tonnes with a service period of over 15 years; (ii) all new alumina projects must obtain approval from the State Council of China. Alumina projects which consume domestic bauxite mines must have an annual production capacity of over 800,000 tonnes and service duration of bauxite mines must exceed 30 years. Alumina projects which consume imported bauxite mines must have an annual production capacity of over 600,000 tonnes and have reliable bauxite supply. Raw materials supplied under long-term purchase agreements with terms of over five years must exceed 60% of the total raw material demand; (iii) all new aluminum projects must be approved by the State Council of China. In near future, approval will only be granted to environmental protection upgrade projects and those projects under state plan to replace out-of-date equipments. All update or replacement project must have reliable alumina supply, power supply and transportation access.

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

Electricity Supply and Price

The State Electricity Regulatory Commission of China is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization.

The Electric Power Law of China and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements. In October 2007, Chinese government issued "Notice on Further Solutions of the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises have been gradually abolished. In May 2010, Chinese government issued "Notice of Eliminating Preferential Electricity Rate for High Energy Consuming Enterprises and Related Matters", which further eliminated the preferential electricity price arrangement enjoyed by Chinese primary aluminum enterprises.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

Import taxes on alumina and primary aluminum have been eliminated. The export tax rate for certain primary aluminum products has been 15% since August 1, 2007.

Environmental Protection Laws and Regulations

The Ministry of Environmental Protection of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their respective jurisdictions.

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

Tax Laws and Regulation

In March 2007, the PRC government promulgated the Enterprise Income Tax Law which became effective from January 1, 2008. The Enterprise Income Tax Law imposes a single income tax rate of 25% on both domestic and foreign invested enterprises. Certain branches and subsidiaries of us located in special regions of the PRC were granted tax concessions including preferential tax rates of 15%. On December 6, 2007, PRC government promulgated the Enterprise Income Tax Law Implementation Rules which also became effective on January 1, 2008.

C. ORGANIZATIONAL STRUCTURE

Below is a summary of our corporate structure and principal subsidiaries as of December 31, 2010:

	Percentage of
	ownership interest
	attribution to
Company	the Company	Principal activities

Baotou Aluminum Co., Limited	100%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabrication products and carbon products
Chalco Hong Kong Ltd.(1)	100%	Overseas investments and alumina import and export activities
Chalco Ruimin Co., Limited	92.18%(2)	Manufacture of aluminum, magnesium and related alloy products; export activities
Chalco Southwest Aluminum Co., Limited	60%	Manufacture and distribution of metal materials (excluding precious metals); sales of general machinery and equipment
Chalco Southwest Aluminum Cold Rolling Co., Limited	100%	Rolling aluminum and aluminum alloy processing; development of high precision aluminum strip production technology; import and export activities on goods and technology
Chalco Zunyi Alumina Co., Ltd.	67%	Manufacture and distribution of alumina
China Aluminum International Trading Co., Ltd.	90.50%	Import and export activities
China Aluminum Mining Co., Ltd.	100%	Production, acquisition and distribution of bauxite mines, limestone ore, aluminium magnesium ore and related nonferrous metal products
Fushun Aluminum Co., Ltd.	100%	Aluminum smelting, manufacture and distribution of nonferrous metals
Gansu Hualu Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum
Chalco Henan Aluminum Co., Limited	90.03%	Manufacture and distribution of aluminum and alloy related products
Jiaozuo Wanfang Aluminum Manufactory Co., Ltd	24.002%(3)	Aluminum smelting, manufacture and distribution of nonferrous metals
Shandong Huayu Aluminum and Power Co., Ltd.	55%	Manufacture and distribution of primary aluminum
Shanxi Huasheng Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products
Shanxi Huaze Aluminum and Power Co., Ltd.	60%	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum

(1)	Chalco Hong Kong Ltd. is incorporated in Hong Kong and all other principal subsidiaries are incorporated in the PRC.

(2)	In June 2010, we injected cash amounting to RMB287 million (US$43.5 million) into Chalco Ruimin and therefore our equity interest in Chalco Ruimin increased from 90.12% to 92.18%.

38

(3)

In October 2010, we disposed a total of 5% equity interest of Jiaozuo Wanfang in an open market at market quoted price of the shares. Total cash proceeds less commission and other direct selling costs amounted to approximately RMB480 million (US$72.7 million). As a result of the disposal, our equity interest in Jiaozuo Wanfang decreased from 29% to 24.002%, but we remains the single largest shareholder and its rights to nominate 5 of the 6 non-independent directors remained unchanged as of December 31, 2010. The balance of equity holdings in Jiaozuo Wanfang is dispersed and the other shareholders have not organized their interests and cannot easily organize themselves in such a way that they exercise more votes than the minority holder. In additions, all resolutions proposed by us in the past 3 years were approved. The directors are of the view that we has de facto controlled over Jiaozuo Wanfang.

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

Land

Chinalco leases to us 428 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 53.1 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

*

416 pieces of allocated land with an area of approximately 52.0 million square meters, for which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights; and

*	12 pieces of land with an area of approximately 1.1 million square meters for which Chinalco has paid the land premiums and has been granted land use rights certificates.

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

Pursuant to the reorganization in connection with our initial public offering in 2001, Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses. Chinalco retained its remaining buildings and properties for its operations. The buildings transferred to us comprise 4,631 buildings with an aggregate gross area of approximately 4.2 million square meters. These buildings may be sold or transferred only with the consent of Chinalco and in accordance with applicable land transfer procedures. Chinalco has undertaken to provide its consent and the necessary assistance to affect land grant procedures to ensure that our buildings can be legally transferred or sold.

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease four buildings to Chinalco, with an aggregate gross area of approximately 20,956 square meters. Chinalco leases five buildings to us, with an aggregate gross area of approximately 92,018 square meters. The lease terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco had obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which, the aggregated gross floor area we leased under such tenancy agreement was increased to 30,188.0 square meters. On October 10, 2010, we entered into a supplemental tenancy agreement with China Aluminum Development Company Limited, pursuant to which, the aggregate gross floor area we lease in 2010 under the tenancy agreement has been changed to 26,036.3 square meters. We will enter into new lease agreements with China Aluminum Development Company Limited in 2011.

For environmental issues in relation to the utilization of our assets, please refer to "Item 4. Information on the Company - B. Business Overview - Environmental Protection".

Our Expansion

Our capital expansion plan for 2011 requires a total of approximately RMB22.6 billion (US$3.4 billion) in capital expenditures for technology upgrading and expansion projects to increase our annual production capacity. In 2011, our annual production capacities of alumina, primary aluminum and aluminum fabrication are expected to increase by approximately 270,000 tonnes, 388,000 tonnes and 35,000 tonnes, respectively. For more information, see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures and Capital Commitments".

Capital expenditures are expected to further expand our alumina and primary aluminum production capacities to further enhance synergies arising from economies of scale, vertical integration and reduction of our unit production cost. In 2011, we will continue the expansion and restructuring of our primary aluminum, alumina and aluminum fabrication projects, the majority of which are included as follows:

*

Northwest Aluminum foil project: The construction of this project is expected to commence production by 2011. We expect the completion of this project to increase our annual aluminum foil production capacity by 35,000 tonnes.

*

Liancheng branch primary aluminum project: This project is expected to be completed in 2011, and we expect the completion of this project to increase our annual primary aluminum production capacity by 388,000 tonnes.

*

Chalco Xing Xian alumina project: This project is expected to be completed in 2013, and we expect the completion of this project to increase our annual alumina production capacity by 800,000 tonnes. We expect to invest RMB5.23 billion (US$0.8 billion) in this project.

*

Chalco Zhongzhou Ore-dressing Bayer Process expansion: This project is expected to be completed in 2012, and we expect the completion of this project to increase our annual alumina production capacity by 700,000 tonnes. We expect to invest RMB2.992 billion (US$453.3 million) in this project.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations and the proceeds from medium-term and long-term debt financing.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements and selected historical financial data, in each case together with the accompanying notes included elsewhere in this annual report. This section contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in "Item 3. Key Information - D. Risk Factors".

The IFRS financial information discussed in this section has been restated after taking into account the reclassification of operating segments for the year ended December 31, 2008 and 2009, whereas trading business is identified as a separate reportable operating segment in 2010. See Note 6 to our consolidated financial statements.

A. OPERATING RESULTS

Overview

We are the largest producer of alumina, primary aluminum and aluminum fabrication products in China. We were the second largest producer of alumina and the third largest producer of primary aluminum in the world in terms of production volume for the year ended December 31, 2010. We are engaged principally in alumina refining, primary aluminum smelting, aluminum fabrication and trading non-ferrous metal products. We organize and manage our operations according to the following key segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina to our primary aluminum smelters and external customers directly or indirectly through Chalco Trading. This segment also includes the production and sales of chemical alumina (including alumina hydroxide and alumina chemicals) and metal gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to our aluminum fabrication plants and external customers directly or indirectly through Chalco Trading. This segment also includes the production and sales of carbon products and aluminum alloy products.

*

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings, to external customers directly or indirectly through Chalco Trading.

*

Trading segment, which consists of our internal and external procurement and sales of alumina, primary aluminum, aluminum fabrication products, relevant metal products and raw and ancillary materials in bulk domestically and abroad.

*	Corporate and other operating segments, which mainly include management of headquarters, research and development activities.

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

Property, Plant and Equipment- recoverable amount

Each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

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

Property, plant and equipment and intangible assets - estimated useful lives and residual values

Our management determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for our property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that we intend to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

Goodwill

Goodwill is allocated to our operating segment as it represents the lowest level of us at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

Inventories

Our management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. For inventories held for executed sales contracts, the management estimates net realizable value based on the contracted price; for other inventories, the management estimates realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issue by our Board and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering our manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as of the balance sheet date.

It is reasonably possible that if there is a significant change in circumstances including our business and the external environment, outcomes within the next financial year may be significantly affected.

Income Tax

We estimate our income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred income tax assets, we have assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of assets and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, we recorded deferred income tax assets of approximately RMB1,536 million (US$232.7 million) as of December 31, 2010, compared with approximately RMB1,818 million as of December 31, 2009. Deferred income tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

We believe we have recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the our results or financial position.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Note 2 to our audited consolidated financial statements.

Factors Affecting Our Results of Operations

We believe that the following factors which impact our various revenue and expense items (as described below) have had, and will continue to have, a significant effect on the development of our business, financial position and results of operation.

General Economic Conditions in China and the World and Demand for, and Mix of, Our Self-produced Products.

We are engaged principally in alumina refining, primary aluminum smelting, aluminum fabrication products manufacturing and sales of these products and trading of non-ferrous metal products. As the major aluminum products market is globalized, demand for and prices of our products are highly correlated with general economic conditions in China and the world, the performance of major aluminum and related product markets. During late 2008 and early 2009, China's economy experienced a downturn, exacerbated by the global financial crisis. The downturn had a substantial impact on China's alumina, primary aluminum and aluminum fabrication product market and resulted in significant decreases in the sales volumes and average selling prices of our major aluminum products. As a result, we incurred net loss of RMB4,679.6 million for the year ended December 31, 2009, compared with a net profit of RMB168.6 million for the year ended December 31, 2008. In response to the downturn, the PRC government implemented a series of fiscal measures to encourage economic growth, and China's economy stabilized and began to grew again in late 2009. In 2010, China's GDP growth rate reached 10.3% per annum. Industries' sentiment recovered significantly, resulting in a general recovery of the alumina, primary aluminum and aluminum fabrication product markets in China. In addition, as global economy continued to recover and grow starting from second half of 2009, global demand for aluminum products continued to increase in 2010. We generated a net profit of RMB969.1 million (US$146.8 million) in 2010, compared with a net loss of RMB4,679.6 million in 2009. We expect China's and global demand for and market prices of alumina, primary aluminum and aluminum fabrication products to continue to increase in 2011.

Demand for alumina manufactured by us is primarily affected by the output and consumption on the global and domestic market. The global output of alumina for 2010 was approximately 82.01 million tonnes, representing a year-on-year increase of 12.9%. The global alumina consumption reached approximately 82.86 million tonnes, representing a year-on-year increase of 14.5%. In response to the economic recovery, most global alumina manufacturers resumed their production in 2010. As of the end of December 2010, approximately 85.0% of the global alumina manufacturers resumed their production, while in China, approximately 82.2% of the alumina manufacturers resumed their production. In 2010, the domestic output of alumina products reached approximately 28.94 million tonnes, representing a year-on-year increase of 21.4%. The domestic consumption of alumina was approximately 31.50 million tonnes, representing a year-on-year increase of 19.2%. In 2010, alumina imported into the PRC amounted to approximately 4.31 million tonnes, representing a year-on-year decrease of 16.1%.

Demand for primary aluminum manufactured by us is primarily affected by the output and consumption on the global and domestic market. In 2010, the global output of primary aluminum reached approximately 41.90 million tonnes, representing an increase of 11.2% from 2009. The global consumption of aluminum reached approximately 41.00 million tonnes, representing an increase of 19.6% from 2009. Domestic consumption of primary aluminum in China increased by 19.5% and reached approximately 16.50 million tonnes in 2010 from the prior year, compared with an increase of 20.5% of the domestic output to reach approximately 15.65 million tonnes of the primary aluminum in the same period. In 2010, China imported approximately 229,000 tonnes primary aluminum.

Demand for aluminum fabrication products manufactured by us is primarily affected by the output and consumption on specific industrial end-user markets as different aluminum fabrication products are tailored for different industrial use. In the current domestic and global market, the industries consume the substantial portion of aluminum fabrication products are construction industry, real estate industry and automobile manufacturing industry, the performance of which is highly correlated with China's and the global economy.

Pricing and Sales of Our Self-produced Products.

We sell our self-produced products by both spot sales and contractual sales. We fix sales volume in the contractual sales and price the products by reference to spot prices quoted in relevant markets. As a result, price fluctuations in relevant market can affect our prices under these contracts, and the effect of such fluctuations may become more pronounced as we gradually increase the proportion of our contractual sales.

We sell a substantial majority of our self-produced alumina by contractual sales. The terms of the sales contracts for alumina typically range from three to five years. We price our self-produced alumina by generally taking into account the SHFE and LME prices for primary aluminum. In 2010, the international and domestic spot prices of alumina fluctuated significantly. The spot price of alumina in the international market reached a high of approximately US$390 per tonne and bottomed out at approximately US$300 per tonne. The spot price of alumina in the domestic market similarly reached a high of RMB3,000 (US$454.5) per tonne and bottomed out at RMB2,400 (US$363.6) per tonne. In 2010, our average selling price of alumina was RMB2,765 (US$418.9) per tonne, representing a year-on-year increase of 21.9%, compared to the average import price of alumina of US$338 per tonne, which represented a year-on-year increase of 25%.

We sell our self-produced primary aluminum by both spot sales and contractual sales. Terms of the sales contracts for primary aluminum are typically one year. Like most primary aluminum producers in China, we price our primary aluminum products by reference to the SHFE spot prices. SHFE primary aluminum spot prices generally reflect LME primary aluminum spot prices, but also account for international transportation costs, import tariffs, value-added tax and other import-related costs. Fluctuations in the SHFE spot prices, and LME spot prices by extension, have a significant effect on our operating results. Primary aluminum prices on the SHFE and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on the LME and SHFE in the periods indicated:

2008	2009	2010

(U.S. dollar per tonne)

LME	2,573.0	1,664.0	2,272.0
SHFE(1)	2,180.0	1,993.5	2,394.2

(1)	Translated into U.S. dollars at U.S. dollar 1.00 = RMB6.7603, being the annual average for 2010.

During 2010, the international and domestic prices of primary aluminum fluctuated significantly as a result of the European financial crisis, introduction of policies regarding real estate industry and energy saving and emission reduction policies and the electricity supply shortage in Europe. In April 2010, the spot price of aluminum on the LME and SHFE reached an annual low of US$1,844 per tonne and RMB14,580 (US$2,209) per tonne respectively. However, since November 2010, the prices of aluminum have increased due to the excess liquidity and the depreciation of U.S. dollar as a result of the loose monetary policy adopted by the U.S., and the decrease in aluminium supply as a result of the introduction of China's energy saving and emission reduction policy. Therefore, the spot price of primary aluminum on the LME and SHFE reached a high of US$2,477 per tonne and RMB18,470 (US$2,798) per tonne, respectively in 2010. In 2010, our average selling prices of primary aluminum increased by 14.4% from 2009, compared to the increase in the average spot price of aluminum on the LME and the SHFE, of 34.5% and 20.3%, respectively, for the same period.

We sell aluminum fabrication products under contracts, terms of which are typically no longer than one year. We price our aluminum fabrication products pursuant primarily to the market price of primary aluminum, and to a lesser extent, the processing charge. The price of primary aluminum generally reflects the SHFE and LME primary aluminum spot prices. Since the price of primary aluminum comprises a substantial portion of our cost in producing aluminum fabrication products, fluctuations in the SHFE and LME spot prices have a significant effect on our operating results. The processing fee is generally affected by the client-based requirement for a specific product and our proprietary technology and know-how. Different client-based requirement will result in significantly different processing charges.

Price Volatility of Non-ferrous Metal Products.

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of non-ferrous metal products to optimize the profit margin. Although the profit margin of non-ferrous metal products trading is typically lower than the profit margin of our self-produced products, we generated substantial revenues from trading of non-ferrous metal products in 2010 due to our significant trading volumes. We use futures contracts and option contracts in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in non-ferrous metal product market. However, short-term price volatility of non-ferrous metal products remains a key factor affecting our operation result, as we need to make the correct prediction of the price volatility of the non-ferrous metal products on the markets to ensure substantial revenues through large trading volume. If the price fluctuation on the market does not match our prediction, we may be forced to sell non-ferrous metal product at low price or to purchase non-ferrous metal product at high prices, and this may adversely affect gross margins and profitability.

Manufacturing Costs.

Our cost of revenues consists primarily of the costs of the raw materials, overhead cost and the electric power cost which is our principal energy cost.

Our principal raw material is bauxite. For the years ended December 31, 2008, 2009 and 2010, bauxite produced by us accounted for 30.9%, 61.3% and 49.4% of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us are generally lower than the unit cost of bauxite procured from external suppliers. However, unit cost of bauxite produced by us may exceed the unit cost of outsourced bauxite if the domestic and global bauxite prices decrease. To mitigate such risk, we also purchase a substantial amount of bauxite from external suppliers. This practice allows us flexibility to control our production cost. For example, beginning in the fourth quarter 2008 and continuing through the second quarter 2009, the cost of alumina purchased from certain of our refinery exceeded the prices of alumina available from other sources. In response, we increased our external purchases of alumina in late 2008 and early 2009 and correspondingly reduced our internal production, which decreased our utilization of certain alumina refineries and reduce our overall cost as a result.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed nature such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 41.7% of our unit production cost for primary aluminum in 2010. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to or the destruction of production equipment and facilities. The preferential electricity prices formerly enjoyed by Chinese primary aluminum enterprises in 2007 were gradually reduced during 2008 and completely eliminated in 2009. The implementation of this policy has increased the operating costs of primary aluminum producers in China. However, our average annual electricity price decreased by 5.4% in 2009 due to effect of diminished industrial demand for electricity caused by the international financial crisis and global financial crisis from the fourth quarter of 2008 to early 2009, which negatively affected the demand for electricity in China. As China's economy recovers since late 2009, our average annual electricity price increased by 12.7% in 2010 from the prior year. Nine of our primary aluminum smelters were selected to participate in a direct electricity purchase program, which allows those smelters to purchase electricity supply directly from power generation enterprises at prices slightly lower than market rates. As of March 31, 2011, two of our primary aluminum smelters with an annual production capacity of approximately 640,000 tonnes, representing approximately 16.1% of our primary aluminum capacity, have entered into direct electricity supply agreements under this program. The remaining seven primary aluminium smelters are still in the process of seeking the approvals from the relevant authority. In addition, we have implemented energy conservation measures at a number of our production facilities, mainly by streamlining the production process and improving our product portfolio. The total energy consumption of our primary aluminum segment in 2010 decreased by 1.3% from 2009 despite a 11.3% increase in output and a 12.7% increase in our average annual electricity price during the same period.

PRC Regulation Affecting the Aluminum and Other Non-ferrous Metal Products Industries.

The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum and other non-ferrous metal product industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals, preferential tax treatment and safety, environmental and quality regulations, including but not limited to the "Aluminum Industry Development Policy", "Notice on Guiding Opinions for Accelerating Aluminum Industrial Restructuring", "Environmental Protection Guide for Developing Circular Economy in Aluminum Industry", "Notice of the State Council of China on Further Strengthening the Elimination of Obsolete Production Capacities" and "Non-ferrous Metals Industry Restructuring and Revitalization Planning", etc. Certain existing laws and regulations involve barriers to entry, production quotas, setting, amending or abolishing import tariffs and limitations and duties on the export of aluminum and certain non-ferrous metals and related products. If PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

Selected Statement of Operation Items

Revenues

Historically, Chalco Trading mainly generate revenues by selling self-produced products procured from our alumina, primary aluminum and aluminum fabrication plants. Commencing in late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products through Chalco Trading to optimize the profit margin. We also significantly increased external sales through Chalco Trading of self-produced alumina and primary aluminum in 2010 from the prior year, to integrate our sales channel of self-produced alumina and primary aluminum, expand our market share and the ability to better coordinating sales efforts among us and better manage sales demands as a whole and gain more flexibility to respond to the market variations. However, we significantly reduced external sales through Chalco Trading of aluminum fabrication products manufactured by us in 2010 from the prior year, primarily because we believe individual sales by each of our own aluminum fabrication plants are more efficient than integrated sales through Chalco Trading as specific aluminum fabrication products are tailored for specific customers. In 2010, revenues generated from alumina, primary aluminum, aluminum fabrication products and trading segment (before elimination of inter-segment sales) accounted for 14.8%, 29.4%, 5.8% and 49.8% of our consolidated total revenues before elimination of inter-segment sales, respectively. Revenues generated from alumina, primary aluminum, aluminum fabrication products and trading segment (after elimination of inter-segment sales) accounted for 1.8%, 21.8%, 8.5% and 67.8% of our consolidated total revenues after elimination of inter-segment sales, respectively, for the same period.

Cost of Sales

Our cost of sales consists primarily of the cost of the raw materials, the fix cost and the electric power cost which is our principal energy cost. For years ended December 31, 2008, 2009 and 2010, our costs of sales were RMB70,960.7 million, RMB69,079.4 million and RMB113,349.9 million (US$17,174.2 million), and accounted for 92.5%, 98.3% and 93.7% of the total consolidated revenues, respectively.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses consist primarily of employee benefit expenses for directors and officers and employees in administrative department, taxes other than income tax expense, depreciation of non-production property, plant and equipment, travelling and entertainment, operating lease rental expenses and, to a lesser extent, amortization of land use rights and leasehold land, amortization of intangible assets, utilities and office supplies, pollutants discharge fees, repairs and maintenance, insurance expense, auditors' remuneration, legal and other professional fees, and others. General and administrative expenses accounted for 63.7%, 66.2% and 61.8% of our total operating expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Employee benefit expenses, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, and retirement benefit cost-defined contribution schemes, comprise the largest component of our general and administrative expenses, accounting for 25.3%, 34.7% and 32.0% of our total general and administrative expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Our taxes other than income tax expense, consisting primarily of land use tax, property tax and stamp duty, comprise the second largest component of our general and administrative expenses, accounting for 22.9%, 18.5% and 23.4% of our total our general and administrative expenses for the years ended 2008, 2009 and 2010, respectively.

Selling and Distribution Expenses. Our selling and distribution expenses consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses, employee benefit expenses for employees in selling and distribution department, sales commissions and other handling fees, warehouse and other storage fees, marketing and advertising expenses, depreciation of non-production property, plant and equipment, and others. Selling and distribution expenses accounted for 39.7%, 28.3% and 37.1% of our total operating expenses for the years ended December 31, 2008, 2009 and 2010, respectively.

Research and Development Expenses. Our research and development expenses accounted for 4.5%, 4.0% and 3.9% of our total operating expenses for the years ended December 31, 2008, 2009 and 2010, respectively.

Impairment charge/write-off of property, plant and equipment. Our impairment charge/write-off of property, plant and equipment accounted for 0.03%, 14.0% and 16.5% of our total operating expenses for the years ended December 31, 2008, 2009 and 2010, respectively.

Other Income. Our other income represented government grants.

Other Gains, net. Our other gains, net consist primarily of realized and unrealized gain on future and option contracts, and gain on disposal of available-for-sale financial assets and, to a lesser extent, gain/loss on disposal of property, plant and equipment, and others.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China regulates the interest rates for commercial loans chargeable by state-owned banks from time to time as part of the PRC government's efforts to regulate the PRC economy. Such interest rates increased from the beginning of 2008 until the fourth quarter of 2008 when they decreased, but they further increased in 2010. In 2010, we incurred interest expense of RMB2,575.7 million (US$390.3 million) on our borrowings including interest expense of RMB645.0 million (US$97.7 million) on our borrowings attributable to the construction of property, plant and equipment was capitalized in property, plant and equipment, representing an increase of 12.0% from 2009. Such increase was primarily due to an increase in the outstanding principal amount on bank loans and other borrowings, including short-term and long-term bonds and medium-term notes.

Consolidated results of operations

The following table sets forth certain income and expense items as a percentage of our revenues from our consolidated statements of comprehensive income for the periods indicated:

Year Ended December 31,

2008	2009	2010

RMB	(%)	RMB	(%)	RMB	US$	(%)
(in millions, except percentages)

Revenues	76,728.1	100.0	70,268.0	100.0	120,994.8	18,332.5	100.0
Cost of sales	(70,960.6)	(92.5)	(69,079.4)	(98.3)	(113,349.9)	(17,174.2)	(93.7)

Gross profit	5,767.5	7.5	1,188.6	1.7	7,644.9	1,158.3	6.3
Selling and distribution expenses	(1,562.8)	(2.0)	(1,264.9)	(1.8)	(1,573.3)	(238.4)	(1.3)
General and administrative expenses	(2,507.1)	(3.3)	(2,956.4)	(4.2)	(2,623.8)	(397.5)	(2.2)
Research and development expenses	(177.5)	(0.2)	(177.8)	(0.3)	(164.2)	(24.9)	(0.1)
Impairment charge/write-off of property,
plant and equipment	(1.3)	(<0.1)	(623.8)	(0.9)	(701.8)	(106.3)	(0.6)
Other income	100.8	0.1	151.1	0.2	328.9	49.8	0.3
Other gains, net	212.8	0.3	403.8	0.6	491.0	74.4	0.4

Operating profit/(loss)	1,832.4	2.4	(3,279.4)	(4.7)	3,401.7	515.4	2.8
Finance costs, net	(1,709.7)	(2.2)	(2,137.9)	(3.0)	(2,495.2)	(378.1)	(2.1)
Others(1)	11.8	<0.1	26.7	<0.1	473.9	71.8	0.4

Profit/(loss) before income tax	134.5	0.2	(5,390.6)	(7.7)	1,380.4	209.1	1.1
Income tax benefit /(expense)	34.1	<0.1	711.0	1.0	(411.3)	(62.3)	(0.3)

Profit/(loss) for the year	168.6	0.2	(4,679.6)	(6.7)	969.1	146.8	0.8

(1)	Includes share of profit/(loss) of jointly-controlled entities and share of profit of associates.

No customer individually accounted for more than 10% of our total sales or any of our segment sales for the year ended December 31, 2010. Sales to Chinalco and its subsidiaries, jointly-controlled entities, associates and other related parties accounted for approximately 10.9%, 9.7% and 9.0% of consolidated revenues for the years ended December 31, 2008, 2009 and 2010, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" and Note 35 to our audited consolidated financial statements.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues

Our revenues increased by 72.2% from RMB70,268.0 million for the year ended December 31, 2009 to RMB120,994.8 million (US$18,332.5 million) for the year ended December 31, 2010, primarily due to the increase in the selling prices and sales volume of products manufactured by us and the increase in the trading volume. Our average selling prices of alumina and primary aluminium increased by 21.9% and 14.4% respectively, in 2010 from the prior year. The aggregate sales volume of our self-produced products also increased, reflecting the increased demand for these products as a result of the recovery of the PRC and global economy. Increase in revenues generated from trading of outsourced products also contributed to the revenues growth in 2010 from the prior year as we significantly increased the trading volume commencing in late 2009. Our sales of products manufactured by us in the trading segment for 2010 was approximately RMB34,444 million (US$5,219 million), representing an increase of RMB17,709 million (US$2,714 million) or 105.8% from approximately RMB16,735 million for the preceding year. Our sales of products sourced from external suppliers in the trading segment for 2010 was approximately RMB55,697 million (US$8,439 million), representing an increase of RMB33,981 million (US$5,149 million) or 156.5% from approximately RMB21,716 million for the preceding year.

Cost of Sales

Our cost of sales increased by 64.1% from RMB69,079.4 million for the year ended December 31, 2009 to RMB113,349.9 million (US$17,174.2 million) for the year ended December 31, 2010, primarily due to the increase in the prices of raw materials, the sales volume of products manufactured by us and the trading volume of non-ferrous metal products. Our gross profit margin increased from 1.7% for the year ended December 31, 2009 to 7.5% for the year ended December 31, 2010, primarily due to the relatively larger increase of our average selling price than the increase of the prices of raw materials.

General and Administrative Expenses

Our general and administrative expenses decreased by 11.3% from RMB2,956.4 million for the year ended December 31, 2009 to RMB2,623.8 million (US$397.5 million) for the year ended December 31, 2010, primarily due to the decrease of RMB216 million (US$32.7 million) in the retirement benefit expenses as a result of our early retirement schemes adopted in 2009 and 2010. These early retirement benefit schemes allow qualified employees to early retire on a voluntary basis. In addition, we have applied strict control to daily administrative expenses and have adopted proactive measures to constrain all controllable expenses, resulting in a decrease of approximately RMB123 million (US$18.6 million) in our administrative expenses.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 24.4% from RMB1,264.9 million for the year ended December 31, 2009 to RMB1,573.3 million (US$238.4 million) for the year ended December 31, 2010, primarily due to the increase of transportation, loading and packaging expenses in association with the increase of our external sales of major products.

Research and Development Expenses

Our research and development expenses decreased slightly by 7.6% from RMB177.8 million for the year ended December 31, 2009 to RMB164.2 million (US$24.9 million) for the year ended December 31, 2010.

Impairment Charge/write-off of Property, Plant and Equipment

Our impairment charge/write-off of property, plant and equipment increased by 12.5% from RMB623.8 million for the year ended December 31, 2009 to RMB701.8 million (US$106.3 million) for the year ended December 31, 2010, primarily due to the partial write-off of the expenditure on Aurukun Project. See Note 8 to our audited consolidated financial statements for detailed information. In addition, as part of our ongoing effort to optimize operations, we have discontinued the use of certain production equipment and reduced the carrying amount of these pieces of equipment to our estimated net proceeds, or recoverable amount, from their disposal.

Other Income

Other income increased by 117.7% from RMB151.1 million for the year ended December 31, 2009 to RMB328.9 million (US$49.8 million) for the year ended December 31, 2010, primarily due to an increase in government grants of RMB178 million (US$27.0 million).

Other Gains, Net

Our net other gains increased by 21.6% from RMB403.8 million for the year ended December 31, 2009 to RMB491.0 million (US$74.4 million) for the year ended December 31, 2010, primarily due to an increase in gain on disposal of available-for-sale financial assets of RMB150.3 million (US$22.8 million) relating to the sales of our investment in China Aluminum International Engineering Corporation Limited, partly offset by a decrease in net realized/unrealized gain on future and option contracts.

Operating Profit

As a result of the foregoing, we incurred operating profit of RMB3,401.7 million (US$515.4 million) for the year ended December 31, 2010, compared with an operating loss of RMB3,279.4 million for the year ended December 31, 2009.

Finance Costs, Net

Our net finance cost increased by 16.7% from RMB2,137.9 million for the year ended December 31, 2009 to RMB2,495.2 million (US$378.1 million) for the year ended December 31, 2010. Notwithstanding the year-on-year increase in interest-bearing borrowings, we have maintained our total interest expenses basically constant as compared with 2009 through optimization of our debt portfolio, expanding our low-cost financing channels and lowering of the interest rates. However, since more construction in progress projects were completed and transferred to property, plant and equipment in 2010, capitalized interest expense decreased as compared with 2009, leading to an increase of approximately RMB235 million (US$35.6 million) in finance costs. In addition, we reduced our fund reserve to expedite fund turnover to reduce demand for fund and in turn our interest income was reduced by approximately RMB34 million (US$5.2 million). We also adopted low-cost notes financing by issuing and utilizing more notes, resulting in an increase of approximately RMB35 million (US$5.3 million) in the discount on interest and the handling fee during the year. Furthermore, net exchange gains for the year decreased by approximately RMB47 million (US$7.1 million) as compared with the preceding year.

Income Tax

Our income tax expense was RMB411.3 million (US$62.3 million) for the year ended December 31, 2010, compared to income tax benefit of RMB711.0 million for the year ended December 31, 2009, primarily due to the significant increase of our total profit since we achieved a turnaround from loss to profit in 2010.

Results of Operations

We incurred net profit of RMB969.1 million (US$146.8 million) for the year ended December 31, 2010, compared with a net loss of RMB4,679.6 million for the year ended December 31, 2009, primarily due to rebound of the market price of our major products, the effect of cost control measures and the increase of our production and sales volume.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues

Our revenues decreased by 8.4% from RMB76,728.1 million for the year ended December 31, 2008 to RMB70,268.0 million for the year ended December 31, 2009, primarily due to the decrease in the price of our products. Our average selling prices of alumina and primary aluminum decreased by 28.4% and 19.7%, respectively, in 2009 from the prior year. The significant decrease in the average price of our products reflects the effect of the global financial crisis, particularly from the fourth quarter of 2008 through early 2009, which significantly reduced demand for our product from major aluminum consuming industries such as the automobile, transportation and construction industries. The decrease in revenues was partially offset by the increase in the external sales volumes of alumina and primary aluminum, reflecting the increased demand for these products as the global economy started to recover in the second half of 2009.

Cost of Sales

Our cost of sales decreased by 2.7% from RMB70,960.6 million for the year ended December 31, 2008 to RMB69,079.4 million for the year ended December 31, 2009, primarily due to the decrease in the prices of certain raw materials and production input such as bauxite, alumina, fuel and electricity that reduced our per unit cost and the implementation of our cost reduction efforts, including our efforts to reduce energy consumption. The decrease in cost of sales was partially offset by the increase in the sales volume in our alumina and primary aluminum segments. Our gross profit margin decreased from 6.3% for the year ended December 31, 2008 to 1.7% for the year ended December 31, 2009, primarily due to the relatively larger decrease of our average selling price than the decrease of the prices of raw materials.

General and Administrative Expenses

Our general and administrative expenses increased by 17.9% from RMB2,507.1 million for the year ended December 31, 2008 to RMB2,956.4 million for the year ended December 31, 2009, primarily due to the addition of early retirement benefits and severance compensation that we paid in connection with the implementation of early retirement schemes and employment reduction plans adopted in 2009 at a number of branches and subsidiaries.

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

Research and Development Expenses

Our research and development expenses increased slightly from RMB177.5 million for the year ended December 31, 2008 to RMB177.8 million for the year ended December 31, 2009.

Impairment Charge/write-off of Property, Plant and Equipment

Our impairment charge/write-off of property, plant and equipment increased significantly from RMB1.3 million for the year ended December 31, 2008 to RMB623.8 million for the year ended December 31, 2009, primarily due the selective retirement of certain property, plant and equipment resulting in an impairment loss of RMB624 million. As part of our ongoing effort to optimize operations, we have discontinued the use of certain production equipment and reduced the carrying amount of these pieces of equipment to our estimated net proceeds, or recoverable amount, from their disposal.

Other Income

Other income increased by 49.9% from RMB100.8 million for the year ended December 31, 2008 to RMB151.1 million for the year ended December 31, 2009, primarily due to an increase in government grants. In 2009, we received government grants of RMB151 million in the form of subsidies for electricity costs, our environmental protection projects and research and development efforts, whereas in 2008 we received government grants of RMB101 million.

Other Gains, Net

Our net other gains increased from RMB212.8 million for the year ended December 31, 2008 to RMB403.8 million for the year ended December 31, 2009, primarily due to an increase in realized/unrealized gain on futures and option contracts of RMB167.6 million.

Operating Loss

As a result of the foregoing, we incurred operating loss of RMB3,279.4 million for the year ended December 31, 2009, compared with an operating profit of RMB1,832.4 million for the year ended December 31, 2008.

Finance Costs, Net

Our net finance cost increased by 25.0% from RMB1,709.7 million for the year ended December 31, 2008 to RMB2,137.9 million for the year ended December 31, 2009, primarily due to increase in interest expenses as the result of the increase in our bank loans and other borrowings, partially offset by the decrease in our effective interest rate.

Income Tax Benefit

Our income tax benefit increased significantly from RMB34.1 million for the year ended December 31, 2008 to RMB711.0 million for the year ended December 31, 2009, primarily due to our recognition of deferred income tax assets corresponding to the taxable losses for 2009. The deferred income tax assets are expected to be realized in future utilization periods.

Results of Operations

We incurred net loss of RMB4,679.6 million for the year ended December 31, 2009, compared with a net profit of RMB168.6 million for the year ended December 31, 2008.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately prepare the accounting for our alumina, primary aluminum, aluminum fabrication and trading segments as well as other segment operations. Unless otherwise indicated, also included in these segments are other revenues derived from activities such as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials and providing services including transportation and research and development to third parties. For additional data and information relating to our business segments and segment presentation, see Note 6 to our audited consolidated financial statements.

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

After
Elimination of
Before Elimination	Inter-segment
of Inter-segment Sales	Sales

Years Ended December 31,

2008	2009
Restated	Restated	2010	2010	2010	2010

RMB	RMB	RMB	US$	%	%

(in millions, except percentages)

Revenues
Alumina:
External sales	10,689.0	5,734.1	2,148.3	325.5	1.2	1.8
Inter-segment sales	16,622.2	12,555.4	24,689.6	3,740.8	13.6

Total	27,311.2	18,289.5	26,837.9	4,066.3	14.8

Primary aluminum:
External sales	27,970.8	26,267.7	26,407.3	4,001.1	14.6	21.8
Inter-Segment sales	23,302.3	16,463.5	26,847.7	4,067.8	14.8

Total	51,273.1	42,731.2	53,255.0	8,068.9	29.4

Aluminum fabrication:
External sales	9,744.5	6,040.4	10,315.3	1,562.9	5.7	8.5
Inter-Segment sales	740.9	1,062.2	150.7	22.9	0.1

Total	10,485.4	7,102.6	10,466.0	1,585.8	5.8

Trading
External sales	27,718.7	31,939.7	81,982.2	12,421.6	45.3	67.8
Inter-Segment sales	9,328.3	6,511.6	8,159.2	1,236.2	4.5

Total	37,047.0	38,451.3	90,141.4	13,657.8	49.8

Corporate and others
External sales	605.1	286.1	141.7	21.4	<0.1	0.1
Inter-Segment sales	-	-	48.6	7.4	<0.1

Total	605.1	286.1	190.3	28.8	0.2

Total Revenues before
Inter-segment eliminations	126,721.8	106,860.7	180,890.6	27,407.6	100.0
Eliminations of inter-segment sales	(49,993.7)	(36,592.7)	(59,895.8)	(9,075.1)

Consolidated total revenues	76,728.1	70,268.0	120,994.8	18,332.5		100.0

The following table sets forth segment results by segment for the periods indicated:

Years Ended December 31,

2008	2009
Restated	Restated	2010	2010

RMB	RMB	RMB	RMB

(in millions)

Alumina:
Revenues	27,311.2	18,289.5	26,837.9	4,066.3
Cost and expenses(1)	26,800.0	21,185.1	25,760.8	3,903.1

Segment results(2)	511.2	(2,895.6)	1,077.1	163.2

Primary aluminum:
Revenues	51,273.1	42,731.2	53,255.0	8,068.9
Cost and expenses(1)	50,658.6	44,157.7	52,896.2	8,014.5

Segment results(2)	614.5	(1,426.5)	358.8	54.4

Aluminum Fabrication:
Revenues	10,485.4	7,102.6	10,466.0	1,585.8
Cost and expenses(1)	11,097.4	8,000.5	10,789.6	1,634.8

Segment results(2)	(612.0)	(897.9)	(323.6)	(49.0)

Trading
Revenues	37,047.0	38,451.3	90,141.4	13,657.8
Cost and expenses (1)	37,222.6	37,818.8	89,280.8	13,527.4

Segment results(2)	(175.6)	632.5	860.6	130.4

Corporate and others
Revenues	605.1	286.1	190.3	28.8
Cost and expenses (1)	1,075.0	975.3	680.6	103.1

Segment results(2)	(469.9)	(689.2)	(490.3)	(74.3)

Elimination(3)	266.3	(113.9)	(102.2)	(15.5)

Total profit/(loss)
before income tax	134.5	(5,390.6)	1,380.4	209.2

(1)	Consist of cost of sales, operating expenses, other incomes, other gains, finance income, finance costs and others attributable to each segment.

(2)	Segment results refer to profit/(loss) before income tax.

(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Alumina Segment

Revenues. Total revenues generated by the alumina segment increased by 46.7% from RMB18,289.5 million for the year ended December 31, 2009 to RMB26,837.9 million (US$4,066.3 million) for the year ended December 31, 2010, primarily due to increase in the selling prices and the sales volume of alumina manufactured by us.

Revenues from external sales of alumina segment decreased by 62.5% from RMB5,734.1 million for the year ended December 31, 2009 to RMB2,148.3 million (US$325.5 million) for the year ended December 31, 2010, primarily because the alumina refineries significantly decreased the direct sales to the external customers and increased the volume sold through Chalco Trading as a result of the sales channel integration.

Revenues from inter-segment sales of alumina segment increased by 96.6% from RMB12,555.4 million for the year ended December 31, 2009 to RMB24,689.6 million (US$3,740.8 million) for the year ended December 31, 2010, primarily due to the significant increased sales volume of alumina manufactured by us through Chalco Trading.

Cost and expenses. The total cost and expenses for our alumina segment increased by 21.6% from RMB21,185.1 million for the year ended December 31, 2009 to RMB25,760.8 million (US$3,903.1 million) for the year ended December 31, 2010, primarily due to the increase in the price of raw materials and sales volume of alumina manufactured by us.

Segment Results. Our alumina segment incurred an profit before income tax of RMB1,077.1 million (US$163.2 million) for the year ended December 31, 2010, compared with the loss before income tax of RMB2,895.6 million for the year ended December 31, 2009.

Primary Aluminum Segment

Revenues. Total revenues generated by the primary aluminum segment increased by 24.6% from RMB42,731.2 million for the year ended December 31, 2009 to RMB53,255.0 million (US$8,068.9 million) for the year ended December 31, 2010, primarily due to the increase in the selling prices and the sales volume of primary aluminum manufactured by us.

Revenues from external sales of the primary aluminum segment slightly increased by 0.5% from RMB26,267.7 million for the year ended December 31, 2009 to RMB26,407.3 million (US$4,001.1 million) for the year ended December 31, 2010, primarily due to the increase in the selling price of primary aluminum manufactured by us. Our average selling price of primary aluminum increased by 14.4% in 2010 from 2009. However, the primary aluminum smelters significantly decrease direct sales to external customers because of the sales channel integration, whick offset the effect of increased selling price of primary aluminum.

Revenues from inter-segment sales of primary aluminum segment increased by 63.1% from RMB16,463.5 million for the year ended December 31, 2009 to RMB26,847.7 million (US$4,067.8 million) for the year ended December 31, 2010, primarily due to the significant increased sales volume of primary aluminum manufactured by us through Chalco Trading.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 19.8% from RMB44,157.7 million for the year ended December 31, 2009 to RMB52,896.2 million (US$8,014.5 million) for the year ended December 31, 2010, primarily due to the increase in the price of raw materials, the electric power cost and sales volume of primary aluminum manufactured by us.

Segment Results. The profit before income tax of our primary aluminum segment was RMB358.8 million (US$54.4 million) for the year ended December 31, 2010, compared to the loss before income tax of RMB1,426.5 million for the year ended December 31, 2009.

Aluminum Fabrication Segment

Revenues. Total revenues generated by the aluminum fabrication segment increased by 47.4% from RMB7,102.6 million for the year ended December 31, 2009 to RMB10,466.0 million (US$1,585.8 million) for the year ended December 31 2010, primarily due to increase in the selling prices and sales volume of various aluminum fabrication products manufactured by us.

Revenues from external sales of the aluminum fabrication segment increased by 70.8% from RMB6,040.4 million for the year ended December 31, 2009 to RMB10,315.3 million (US$1,562.9 million) for the year ended December 31, 2010, primarily due to the increase in selling price of various aluminum fabrication products and sales volume directly from the aluminum fabrication plants.

Revenues from inter-segment sales of aluminium fabrication decreased by 85.8% from RMB1,062.2 million for year ended December 31, 2009 to RMB150.7 million (US$22.9 million) for the year ended December 31, 2010, primarily due to the significantly decreased sales volume of self-produced aluminum fabrication products through Chalco Trading. We believe individual sales by each of our own aluminum fabrication plants are more efficient than integrated sales through Chalco Trading as specific aluminum fabrication products are tailored for specific customers.

Cost and expenses. The total cost and expenses for our aluminum fabrication segment increased by 34.9% from RMB8,000.5 million for the year ended December 31, 2009 to RMB10,789.6 million (US$1,634.8 million) for the year ended December 31, 2010, primarily due to the increase in the price of raw materials and sales volume of aluminum fabrication products manufactured by us.

Segment Results. The total loss before income tax of our aluminum fabrication segment decreased by 64.0% from RMB897.9 million for the year ended December 31, 2009 to RMB323.6 million (US$49.0 million) for the year ended December 31, 2010.

Trading Segment

Revenues. Total revenues generated by the trading segment increased by 134.4% from RMB38,451.3 million for the year ended December 31, 2009 to RMB90,141.4 million (US$13,657.8 million) for the year ended December 31 2010, primarily due to increase in average selling price and sales volume of self-produced alumina and primary aluminum through Chalco Trading, and increase in trading volume of non-ferrous metal products purchased from external manufacturers.

Revenues from external sales of the trading segment increased by 156.7% from RMB31,939.7 million for the year ended December 31, 2009 to RMB81,982.2 million (US$12,421.6 million) for the year ended December 31, 2010, primarily due to increase in average selling price and sales volume of self-produced alumina and primary aluminum through Chalco Trading and increase in trading volume of non-ferrous metal products. Our average selling price of alumina and primary aluminum increased by 21.9% and 14.4%, respectively, in 2010 from 2009.

Revenues from inter-segment sales of the trading segment increased by 25.3% from RMB6.511.5 million for year ended December 31, 2009 to RMB8,159.2 million (US$1,236.2 million) for the year ended December 31, 2010, primarily due to the increase in price of raw and ancillary materials and alumina sold to our own plants.

Cost and expenses. The total cost and expenses for our trading segment increased 136.1% from RMB37,818.8 million for the year ended December 31, 2009 to RMB89,280.8 million (US$13,527.4 million) for the year ended December 31, 2010, primarily due to the increase in the price and volume of major aluminum and other non-ferrous metal products procured and sold through Chalco Trading.

Segment Results. The total profit before income tax of our trading segment increased by 36.1% from RMB632.5 million for the year ended December 31, 2009 to RMB860.6 million (US$130.4 million) for the year ended December 31, 2010.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Alumina Segment

Revenues. Total revenues generated by the alumina segment decreased by 33.0% from RMB27,311.2 million for the year ended December 31, 2008 to RMB18,289.5 million for the year ended December 31, 2009, primarily due to decrease in the price of alumina in 2009.

Revenues from external sales in the alumina segment decreased by 46.4% from RMB10,689.0 million for the year ended December 31, 2008 to RMB5,734.1 million for year ended December 31, 2009, primarily due to the decrease in the selling price of alumina.

Revenues from internal sales of alumina to our smelters decreased by 24.5% from RMB16,622.2 million for the year ended December 31, 2008 to RMB12,555.4 million for year ended December 31, 2009, primarily due to a decrease in the selling price of internal sales of alumina as a result of increased competition and challenging market conditions.

Cost and expenses. The total cost and expenses for our alumina segment decreased by 21.0% from RMB26,800.0 million for the year ended December 31, 2008 to RMB21,185.1 million for the year ended December 31, 2009, due to the decrease in the prices of raw materials and the implementation of our cost reduction measures, including our efforts to reduce energy consumption.

Segment Results. Our alumina segment incurred a loss before income tax of RMB2,895.6 million for the year ended December 31, 2009, compared with an operating profit of RMB511.2 million for the year ended December 31, 2008.

Primary Aluminum Segment

Revenues. Total revenues generated by the primary aluminum segment decreased by 16.7% from RMB51,273.1 million for the year ended December 31, 2008 to RMB42,731.2 million for year ended December 31, 2009, primarily due to the decrease in the selling price of primary aluminum.

Revenues from external sales of the primary aluminum segment decreased by 6.1% from RMB27,970.8 million for the year ended December 31, 2008 to RMB26,267.7 million for the year ended December 31, 2009, primarily due to the decrease in the selling price of primary aluminum.

Revenues from internal sales of primary aluminum to our aluminum fabrication plants decreased by 29.3% from RMB23,302.3 million for the year ended December 31, 2008 to RMB16,463.5 million for the year ended December 31, 2009, primarily due to the decrease in the selling price of primary aluminum.

Cost and expenses. The total cost and expenses for our primary aluminum segment decreased by 12.8% from RMB50,658.6 million for the year ended December 31, 2008 to RMB44,157.7 million for the year ended December 31, 2009 due to the decrease in the prices of raw materials and the implementation of our cost reduction measures, including our efforts to reduce energy consumption. Our decrease in cost of sales was partly offset by the increase in our volume of external sales.

Segment Results. Our primary aluminium segment incurred a loss before income tax of RMB1,426.5 million for the year ended December 31, 2009, compared with an operating profit of RMB614.5 million for the year ended December 31, 2008.

Aluminum Fabrication Segment

Revenues. Total revenues generated by the aluminum fabrication segment decreased by 32.3% from RMB10,485.4 million for the year ended December 31, 2008 to RMB7,102.6 million for the year ended December 31, 2009, primarily due to the decrease in demand from end-user markets.

Revenues from external sales of the aluminum fabrication segment decreased by 38.0% from RMB9,744.5 million for the year ended December 31, 2008 to RMB6,040.4 million for the year ended December 31, 2009, primarily due to the decrease of the overall demand from end-users and the allocation from direct sales to integrated sales of aluminum fabrication products in late 2009.

Revenues from inter-segment sales of aluminium fabrication increased by 43.4% from RMB740.9 million for year ended December 31, 2008 to RMB1,062.2 million for the year ended December 31, 2009, primarily because we determined to integrate sales channel of aluminium fabrication products by increased sales of aluminum fabrication products through Chalco Trading in late 2009.

Cost and expenses. The total cost and expenses for our aluminum fabrication segment decreased by 27.9% from RMB11,097.4 million for the year ended December 31, 2008 to RMB8,000.5 million for the year ended December 31, 2009 due to the decrease in the prices of raw materials and the implementation of our cost reduction measures, including our efforts to reduce energy consumption.

Segment Results. The total loss before income tax of our aluminum fabrication segment increased by 46.7% from RMB612.0 million for the year ended December 31, 2008 to RMB897.9 million for the year ended December 31, 2009.

Trading Segment

Revenues. Total revenues generated by the trading segment increased by 3.8% from RMB37,047.0 million for the year ended December 31, 2008 to RMB38,451.3 million for the year ended December 31 2009, primarily due to the increase in external sales of trading segment, which is partially offset by the decrease in the inter-segment sales of trading segment.

Revenues from external sales of the trading segment increased by 15.2% from RMB27,718.7 million for the year ended December 31, 2008 to RMB31,939.7 million for the year ended December 31, 2009, primarily because commencing in late 2009, we increased sales of products manufactured by us through Chalco Trading and engaged Chalco Trading in substantial trading of outsourced non-ferrous metal production through Chalco Trading.

Revenues from internal sales of the trading segment decreased by 30.2% from RMB9,328.3 million for year ended December 31, 2008 to RMB6,511.6 million for the year ended December 31, 2009, primarily due to the decrease in price of alumina as well as raw and ancillary materials procured for our own plants.

Cost and expenses. The total cost and expenses for our trading segment increased by 1.6% from RMB37,222.6 million for the year ended December 31, 2008 to RMB37,818.8 million for the year ended December 31, 2009, due to the increased sales volume of non-ferrous metal products commencing in late 2009.

Segment Results. Our trading segment incurred an operating profit before income tax of RMB632.5 million for the year ended December 31, 2009, compared with an operating loss of RMB175.6 million for the year ended December 31, 2008.

B. LIQUIDITY AND CAPITAL RESOURCES

Historically, our primary sources of funding have been cash generated from operating activities, prepayments and deposits from customers, short-term, medium-term and long-term borrowings and proceeds from equity or debt offerings. Our primary uses of funds have been working capital for production, capital expenditures and repayments of short-term, medium-term and long-term borrowings.

Our current assets amounted to RMB41,324.5 million (US$6,261.3 million) as of December 31, 2010, representing an increase of 13.7% from RMB36,333.9 million as of December 31, 2009, primarily due to increase in cash and cash equivalents, inventories as well as other current assets. As of December 31, 2010, our bank balances and cash amounted to RMB9,495.6 million (US$1,438.7 million), representing an increase of 20.8% from RMB7,858.8 million as of December 31, 2009, primarily due to an increase in cash and equivalents.As of December 31, 2010, our inventories amounted to RMB21,780.0 million (US$3,300.0 million), representing an increase of 6.6% from RMB20,423.2 million as of December 31, 2009, primarily due to the increase of our reserve of raw materials and fuels and the increase of the prices of such raw materials. As of December 31, 2010, our other current assets amounted to RMB6,140.0 million (US$930.3 million), representing an increase of 26.6% from RMB4,848.7 million as of December 31, 2009.

As of December 31, 2010, our current liabilities amounted to RMB55,733.5 million (US$8,444.5 million), representing a 39.2% increase from RMB40,029.9 million as of December 31, 2009. Our current liabilities increased primarily due to the issuance of short-term financing bonds in the amount of RMB10,700 million (US$1,621.2 million) during the period and the expiration of the three-year medium-term notes in the amount of RMB5,000 million (US$757.6 million) issued in June 2008 within one year.

As of December 31, 2010, we had net current liabilities of RMB14,409.0 million (US$2,183.2 million) as compared with our net current liabilities of RMB3,696.0 million as of December 31, 2009. As of December 31, 2010, our current ratio (current assets/current liabilities) was 0.74, representing a decrease of 0.17 as compared with 0.91 as of December 31, 2009. Our quick ratio ((current assets - inventories)/current liabilities) was 0.35 as of December 31, 2010, representing a decrease of 0.05 as compared with 0.40 as of December 31, 2009.

During the past years, we engaged in debt financing to fund our operations and business expansion. In June 2007, we issued long-term corporate bonds with maturity of ten years in the principal amount of RMB2 billion. The fixed annual coupon and effective rates of these bonds are 4.50% and 4.64%, respectively. In June 2008, we issued medium-term notes in the principal amount of RMB5 billion with three-year terms for operating cash flows and capital expenditures. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively. In October 2008, we issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100 per unit) with five-year terms for operating cash flows and capital expenditures. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively. In July and August 2010, we issued the first and second tranches of medium-term notes, respectively, each with a face value of RMB1 billion (US$0.2 billion) at par with five-year term to replenish capital expenditure purposes, operating cash flows and bank loans re-financing. The effective interest rates of the first and second tranches of the notes are 4.34% and 4.20%, respectively. In March and June 2010, we issued the first and second tranches of short-term bills, respectively, each with a face value of RMB 5 billion (US$0.8 billion) at par (face value of RMB100 per unit) with one-year term to replenish general working capital and bank loan swap. The effective interest rates of the first and second tranches of the bills are 3.04% and 3.17%, respectively.

As of December 31, 2010, our gearing ratio (net debts/total capital as defined in Note 3.3 to our audited consolidated financial statements) was approximately 59.1% as compared with approximately 58.3% as of December 31, 2009.

Our ability to obtain additional external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

*

obtaining PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which may include one or more approvals from the NDRC, the State Administration of Foreign Exchange, the Ministry of Commerce and the CSRC depending on the circumstances;

*	our future operating performance, financial condition and cash flows;

*	the cost of financing and the condition of financial markets; and

*	potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

If we fail to rollover, extend or refinance our short-term debts as necessary in a timely manner, we may be unable to meet our obligations in connection with debt servicing, trade and notes payable and/or other liabilities when they become due.

In light of our good credit standing and various domestic and overseas financing channels, we believe that we will not experience any difficulty financing capital investments. Our capital expenditures and external investments have historically been mainly financed by cash generated from operating activities, long-term and medium-term borrowings and equity offerings. As of December 31, 2010, our current liabilities exceeded our current assets by approximately RMB14,409 million (US$2,183 million). The Board has considered our available sources of funds as follows:

*	Our expected net cash inflow from operating activities in 2011;

*

Unutilized banking facilities of approximately RMB50,007 million (US$330,046 million) as of December 31, 2010, of which amounts totaling RMB32,692 million (US$4,953 million) are subject to renewal during the next 12 months from the date our financial statements were approved; and

*	Other available sources of financing from banks and other financial institutions given our credit history.

In addition, we will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the capital markets to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

The Board believe that we has adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board therefore continues to adopt the going concern basis in preparing these financial statements.

Cash Flows and Working Capital

Our cash and cash equivalents as of December 31, 2010 amounted to RMB8,982.7 million (US$1,361.0 million), including Renminbi balances and foreign currency deposits of HK dollar, U.S. dollar, Euro and Australian dollar, which translates respectively to RMB31.1 million, RMB303.3 million, RMB3.0 million and RMB103.6 million. The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

Year Ended December 31,

2008	2009	2010

RMB	RMB	RMB
(in millions)

Net cash generated from/(used in)
operating activities	5,024.0	(705.9)	7,103.9
Net cash used in investing activities	(22,207.5)	(9,477.2)	(8,260.3)
Net cash generated from financing activities	24,370.4	1,576.7	2,717.5
Net increase/(decrease) in cash
and cash equivalents	7,186.9	(8,606.4)	1,561.1

Net Cash Generated from/(used in) Operating Activities

For the year ended December 31, 2010, we had a cash inflow before changes in working capital but after adjustments for non-cash items and non-operating cash outflow of RMB9,763.2 million (US$1,479.3 million) and net cash generated from operating activities of RMB7,103.9 million (US$1,076.3 million). Net cash flow generated from operating activities consisted primarily of our profit before tax of RMB1,380.4 million (US$209.2 million), an outflow of RMB2,358.9 million (US$357.4 million) for changes in working capital and income tax of RMB300.5 million (US$45.5 million). The outflow from changes in working capital consisted primarily of (i) increase in inventories of RMB1,356.8 million (US$205.6 million) and (ii) increase in other current assets of RMB515.6 million (US$78.1 million), slightly offset by decrease in other non-current assets and increase in trade and notes payable.

For the year ended December 31, 2009, we had a cash inflow before changes in working capital but after adjustments for non-cash items and non-operating cash outflow of RMB3,136.2 million and net cash used in operating activities of RMB705.9 million. Net cash used in operating activities primarily reflected our loss before income tax of RMB5,390.6 million, an outflow of RMB3,640.7 million for changes in working capital and income taxes of RMB201.4 million. The cash outflow from changes in working capital consisted primarily of (i) decrease in other payables and accrued expenses of RMB2,967.6 million and (ii) increase in trade and notes receivable of RMB1,342.4 million, primarily due to an increase in sales on credit, partly offset by increase in trade and notes payable of RMB1,585.9 million, which also reflected an increase in production activities as demand for our product started to recover in the second quarter 2009.

For the year ended December 31, 2008, we had a cash inflow before changes in working capital but after adjustments for non-cash items and non-operating cash outflow of RMB7,263.7 million and net cash generated from operating activities of RMB5,024.0 million. Net cash flow generated from operating activities consisted primarily of our profit before tax of RMB134.5 million, an outflow of RMB731.1 million for changes in working capital and income tax of 1,508.6 million. The outflow from changes in working capital consisted primarily of (i) increase in inventories of RMB3,856.9 million and (ii) increase in other current assets of RMB1,303.4 million, partly offset by (i) increase in other payables and accrued expenses of RMB3,134.7 million and (ii) decrease in trade and notes receivable of RMB2,023.5 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by 12.8% from RMB9,477.2 million for the year ended December 31, 2009 to RMB8,260.3 million (US$1,251.6 million) for the year ended December 31, 2010, primarily due to the increase of cash inflow related to investments and government grants received, and the decrease in purchases of property, plant and equipment. Our net cash used in investing activities consisted primarily of (i) purchase of property, plant and equipment of RMB8,325.9 million (US$1,261.5 million) and (ii) deposit for investment projects of RMB849.8 million (US$128.8 million) and (iii) capital injection to associates of RMB748.7 million (US$113.4 million).

Net cash flow used in investing activities decreased by 57.3% from RMB22,207.5 million for the year ended December 31, 2008 to RMB9,477.2 million for the year ended December 31, 2009, primarily because we selectively slowed down a number of projects. Net cash used in investing activities in 2009 consisted primarily of (i) purchase of property, plant and equipment of RMB9,597.3 million and (ii) purchase of land use rights and leasehold land of RMB260.7 million, partially offset by net cash inflow from settlement of futures contracts of RMB458.0 million.

Net cash used in investing activities was RMB22,207.5 million for the year ended December 31, 2008, consisting primarily of (i) purchase of property, plant and equipment of RMB16,791.5 million and (ii) payments of consideration for acquisitions of subsidiaries net of cash acquired of RMB4,610.6 million, partially offset by proceeds from disposal of property, plant and equipment of RMB23.3 million.

Net Cash Generated from Financing Activities

Net cash generated from financing activities increased from RMB1,576.7 million for the year ended December 31, 2009 to RMB2,717.5 million (US$411.8 million) for the year ended December 31, 2010, primarily due to the increase of external debt financing during the year. Our net cash generated from financing activities for the year ended December 31, 2010 consisted primarily of drawdown of short-term and long-term loans of RMB34,141.5million (US$5,173.0 million), partially offset by repayments of short-term and long-term loans of RMB41,195.1 million (US$6,241.7 million).

Net cash generated from financing activities decreased significantly from RMB24,370.4 million for the year ended December 31, 2008 to RMB1,576.7 million for the year ended December 31, 2009, primarily because we did not issue short-term or long-term bonds in 2009. Our net cash generated from financing activities for the year ended December 31, 2009 consisted primarily of drawdown of short-term and long-term loans of RMB38,057.5 million, partially offset by (i) repayments of short-term and long-term loans of RMB27,644.3 million and (ii) repayments of short-term bonds of RMB5,000.0 million.

Net cash generated from financing activities was RMB24,370.4 million for the year ended December 31, 2008, consisting primarily of (i) drawdown of short-term and long-term loans of RMB32,401.4 million and (ii) issuance of short-term and long-term bonds of RMB15,000.0 million, partially offset by (i) repayments of short-term and long-term loans of RMB16,049.1 million and (ii) repayments of short-term bonds of RMB3,000.0 million.

Borrowings and Banking Facilities

Our net borrowings were as follows as of December 31, 2009 and 2010:

As of December 31,

2009	2010	2010

RMB	RMB	US$
(in thousands)

Short-term borrowings	25,819.8	41,719.9	6,321.2
Short-term bank loans	22,993.3	20,589.7	3,119.6
Short-term bonds	-	10,871.9	1,647.3
Current portion of long-term borrowings	2,826.5	10,258.3	1,554.3
Long-term borrowings	37,804.5	27,723.9	4,200.6
Long-term bank and other loans	28,725.8	24,072.2	3,647.3
Medium-term notes and
long-term bonds	11,905.2	13,910.0	2,107.6
Less: Current portion of
long-term borrowings	(2,826.5)	(10,258.3)	(1,554.3)

Total borrowings	63,624.3	69,443.8	10,521.8

Less: Bank balances and cash	(7,858.8)	(9,495.6)	(1,438.7)

Net	55,765.5	59,948.2	9,083.1

The aggregate maturities of our outstanding long-term borrowings (including long-term loans, medium-term notes and long-term bonds) as of December 31, 2010 were as follows:

Principal Outstanding as of
Maturity Date	December 31, 2010

RMB	US$

(in millions)

2011	10,264.5	1,555.2
2012	3,624.5	549.2
2013	9,722.7	1,473.1
2014	4,375.8	663.0
2015	4,358.7	660.4
After 2015	5,726.0	867.6

Total	38,072.2	5,768.5

As of December 31, 2010, we had certain foreign currency denominated loans with principal of RMB50 million (US$7.6 million) in Japanese Yen and RMB938 million (US$142 million) in U.S. dollars. In addition, our foreign currency denominated short-term bank deposits amounted to RMB441.0 million (US$66.8 million), of which RMB303.3 million (US$45.9 million) was denominated in U.S. dollars, RMB103.6 million (US$15.7 million) was denominated in Australian dollars, RMB31.1 million (US$4.7 million) was denominated in HK dollars and RMB3.0 million (US$0.5 million) was denominated in Euros. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Risk" for details of interest rate structure disclosure of the borrowings above.

As of December 31, 2010, we had secured loans of RMB920.4 million (US$139.5 million) (including long-term and short-term loans) and we, on a stand-alone basis, provided guarantees in respect of RMB1,020.0 million (US$154.5 million) of long-term loans for our subsidiaries. As of December 31, 2010, Chinalco guaranteed RMB1,581.3 million (US$239.6 million) of our long-term bank loans and RMB1,225.0 (US$185.6) of our short-term bank loans.

As of December 31, 2010, we had total banking facilities of RMB96,706 million (US$14,652.4 million). Out of the total banking facilities granted, amounts totaling RMB46,699 million (US$7,075.6 million) had been utilized as of December 31, 2010. Approximately RMB68,463 million (US$10,373.2 million) in bank facilities are subject to renewals in 2011. We believe that we will be able to renew these facilities when they expire. In addition, as of December 31, 2010, we had credit facilities through our primary aluminum futures agent at the LME amounting to RMB708.6 million (US$107.4 million), of which less than RMB99.1 million (US$15.0 million) had been utilized. The futures agent has the right to adjust the related credit facilities. As of December 31, 2010, we had total bank balances and cash of RMB9,495.6 million, equivalent to US$1,438.7 million.

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

Foreign Exchange

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials. Under current foreign currency regulations in China, to meet these needs, we are permitted to convert Renminbi into the necessary foreign currencies at authorized banks based on a presentation of the relevant contracts. We may also borrow foreign currency loans from such banks for these purposes. To the extent that we need to obtain foreign currency funding for capital projects as defined under foreign exchange regulations, we would be required to obtain approval from the State Administration of Foreign Exchange. Transactions in foreign exchange are translated at exchange rates prevailing at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at exchange rates prevailing at the balance sheet date. Exchange differences arising in these cases are recognized as income or expense in the statement of comprehensive income.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may affect current and future exchange rates. We believe that we are able to obtain sufficient foreign exchanges to fulfill the above-mentioned obligations. In addition, our foreign currency denominated short-term bank deposits amounted to RMB441.0 million (US$66.8 million), of which RMB303.3 million (US$45.9 million) was denominated in U.S. dollars, RMB103.6 million (US$15.7 million) was denominated in Australian dollars, RMB31.1 million (US$4.7 million) was denominated in HK dollars and RMB3.0 million (US$0.5 million) was denominated in Euros. Most of our sales are domestic and, as such, we have a limited amount of foreign currency denominated trade and notes receivable. See "Item 11. - Quantitative and Qualitative Disclosures About Market Risks - Foreign Exchange Rate Risk". Our sources of foreign currency include payments from export sales. We do not anticipate that we will incur significant additional foreign currency debts in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends in HK dollars on our H Shares and in U.S. dollars on our ADSs. As of December 31, 2010, we maintained bank balances of US$45.8 million, HK$36.6million, AUD15.4 million and EUR0.3 million or the aggregate equivalent of approximately RMB441.0 million (US$66.8 million) to satisfy our foreign currency obligations and pay dividends to our overseas shareholders. We believe that we will be able to obtain sufficient foreign exchange to continue satisfying these obligations.

Contractual obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2010:

Payment due by period

Total	2011	2012-2013	2014-2015	Thereafter

(RMB in millions)

Long-term debts	24,072.2	5,264.5	8,347.2	6,734.5	3,726.0
Medium-term notes	12,000.0	5,000.0	5,000.0	2,000.0	-
Long-term bonds	2,000.0	-	-	-	2,000.0
Interest payments	6,451.3	2,599.1	2,416.7	1,063.4	372.1
Operating leases	22,163.3	626.2	1,243.5	1,241.0	19,052.6
Capital commitments
for property, plant
and equipment	4,612.0	4,612.0	-	-	-
Commitments for
capital contribution	262.0	262.0	-	-	-

Total	71,560.8	18,363.8	17,007.4	11,038.9	25,150.7

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by operating segment for the years ended 2008, 2009 and 2010, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated.

Year Ended December 31

2008	2009	2010

RMB	%	RMB	%	RMB	%

(in millions, except percentages)

Alumina	9,713.2	43.4	5,460.7	52.4	4,194.4	48.1
Primary aluminum	10,765.4	48.1	2,804.1	26.9	3,385.1	38.8
Aluminum fabrication	1,780.7	7.9	2,055.1	19.7	1,043.1	12.0
Trading	4.1	<0.1	2.2	<0.1	15.1	0.2
Corporate and others	138.9	0.6	102.8	1.0	79.6	0.9

Total	22,402.3	100.0	10,424.9	100.0	8,717.3	100.0

In 2010, we spent approximately RMB8,717.3 million (US$1,320.8 million) of our capital expenditures primarily on expanding alumina and aluminum production capacity, the implementation of measures to conserve energy and reduce consumption, the construction of mines and research and development.

Our capital expansion plan for 2011 requires a total of approximately RMB22.6 billion (US$3.4 billion) in capital expenditures for technology upgrading and expansion projects to increase our annual production capacity. Our capacity expansion plan reflects our focus on vertically integrating our production chain, which consists of bauxite mining, alumina refining, primary aluminum and aluminum fabrication, to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities for opportunities that are in our and our shareholders' interests. We expect production capacity for alumina, primary aluminum and aluminum fabrication products will reach approximately 13.1 million tonnes, 4.4 million tonnes and 1.7 million tonnes, respectively, by the end of 2011.

As of December 31, 2010, our capital commitment for investment in property, plant and equipment amounted to RMB33,487.2 million (US$5,073.8 million), of which those contracted but not provided for amounted to RMB4,612.0 million (US$698.8 million) and those authorized but not contracted for amounted to RMB28,875.2 million (US$4,375.0 million).

In April 2006, we entered into an investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. to jointly establish Zunyi Alumina in which the Company holds 67% equity interest. As of December 31, 2010, we had injected a total of RMB861 million and is obliged to inject an additional RMB101 million under the revised agreement which is expected to be completed in 2011.

In May 2010, we entered into an investment agreement with Xiaoyi Mining Co., Ltd. to jointly establish Shanxi Huayi Mining Co., Ltd. with registered capital amounting to RMB80 million. We are obliged to inject cash amounting to RMB41 million and holds 51% equity interest of the investee under the agreement. As of December 31, 2010, we had injected a total of RMB8 million and is obliged to inject an additional RMB33 million.

In December 2010, we entered into an investment agreement with Guizhou Industrial Investment (Group) Co., Ltd. and Shanghai Enyuan Industry Co., Ltd. to jointly establish Guizhou Chalco Aluminum Co., Ltd. with registered capital amounting to RMB320 million. The Company is obliged to inject capital amounting to RMB128 million including equipment amounting to RMB45 million and cash amounting to RMB83 million, and holds 40% equity interest of the investee under the agreement. As of December 31, 2010, we did not inject any capital.

We expect to use operating cash flow in meeting such commitments with the shortfall to be satisfied by bank loans, short-term, long-term bonds and medium-term notes.

C. RESEARCH AND DEVELOPMENT

Our department of science and technology management coordinates the research and development efforts undertaken at our Research Institute and technology centers at our plants. The Research Institute, the only organization in China dedicated to aluminum smelting research, is responsible for the research and development of technologies for our operations. The technology centers at our plants focus on providing engineering solutions and applying our developed technologies. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

Our total expenditure for research and development was approximately RMB177.5 million, RMB177.8 million and RMB164.2 million (US$24.9 million) for 2008, 2009 and 2010, respectively.

D. TREND INFORMATION

In 2010, China's GDP growth rate was 10.3%. Due to the global economic recovery, global demand for aluminum products continued to increase in 2010. We expect global demand for and market prices of alumina, primary aluminum and aluminum fabrication products to increase in 2011. However, we will continue to face challenges in 2011, such as:

*	continued volatility in demand for alumina, primary aluminum and aluminum fabrication products;

*	an increase in production costs resulting from increases in the prices of raw materials, fuel and electricity;

*	increased international competition resulting in part from the cancellation of import tariffs in 2008; and

*	intensifying domestic competition and growing production capacity of domestic alumina and primacy alumina producers.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors

The fourth session of our Board currently consists of eight directors, including three executive directors, two non-executive director and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2010.

Name	Age	Positions with the Company

Executive Directors
Xiong Weiping	54	Chairman of the Board and Chief Executive Officer
Luo Jianchuan	47	Director and President
Chen Jihua (1)	43	Director, Vice President and Chief Financial Officer
Liu Xiangmin	48	Director and Vice President
Non-executive Directors
Lv Youqing(2)	47	Non-executive Director
Shi Chungui	70	Non-executive Director
Independent Non-executive Directors
Kang Yi (3)	70	Independent Director
Zhang Zhuoyuan	77	Independent Director
Wang Mengkui	72	Independent Director
Zhu Demiao	46	Independent Director

(1)

Mr. Chen Jihua resigned from his positions as executive director of the Board, vice president and chief financial officer on October 28, 2010 for personal reasons with the resignation taking effect upon the same day. Mr. Chen Jihua's resignation was not the result of any disagreement with us. At the board meeting held on February 23, 2011, the Board resolved to appoint Mr. Liu Caiming as senior vice president, chief financial officer and a member of executive committee of the Company and resolved to nominate Mr. Liu Caiming as an candidate for executive director of the 4th session of the Board subject to approval at the forthcoming annual general meeting.

(2)	Mr. Lv Youqing was appointed to the Board at the annual general meeting of the Company held on June 22, 2010.

(3)

Mr. Kang Yi's term of as independent director expired upon the conclusion of the annual general meeting held on June 22, 2010. Mr. Kang Yi had been the independent non-executive director for six years and therefore, was not eligible for re-appointment under the Shanghai Listing Rules. He also resigned from his positions as chairman of the remuneration committee on June 22, 2010 with the resignation taking effect upon the same day.

Executive Directors

Xiong Weiping, aged 54, serves as the chairman of the Board, our chief executive officer and the general manager of Chinalco. Mr. Xiong served on our Board from 2001 to 2006 and was re-appointed to the Board in 2009. Mr. Xiong holds a doctorate degree of engineering from Central South University of Industry where he studied mining engineering. He completed his post-doctoral research in economics at the Guanghua School of Management at Peking University where he is a professor and a Ph.D tutor. He has received grants from the State Council of China and was recognized as the "Middle-aged and Youth Expert with Special Contribution to the Nation" by the former Ministry of Personnel of the PRC. He was previously the deputy secretary of Hunan Provincial Communist Youth League, a member of standing committee of the All China Youth Federation, president of Hunan Youth Union Committee and vice-chancellor and dean of the Faculty of Management and professor at the Central South University of Industry. Mr. Xiong previously served as the vice president of China Copper, Lead & Zinc Group Corporation, a vice president of Chinalco, an executive director, senior vice president and president of Chalco and the vice chairman and general manager of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

Luo Jianchuan, aged 47, serves as an executive director on our Board, chairman of the development planning committee, vice chairman of the executive committee, and our president. He has been employed by us since 2001. Mr. Luo holds a bachelor's degree in mining from Kunming University of Science and Technology and a doctorate degree from Central South University of Industry, and he is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo previously served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, manager of Haikou Nanxin Industry & Commerce Corporation, assistant to general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to general manager of China Non-ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, general manager of the Operations and Sales Division, vice president and senior vice president of us.

Chen Jihua, (resigned), aged 43, served as an executive director on our Board, our vice president and chief financial officer until his resignation on October 28, 2010. Mr. Chen had been employed by us since 2001. He holds a master's degree from Central University of Finance and Economics. He formerly served as executive manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, financial controller of Red Bull Vitamin Beverages Company Limited, regional (China) financial controller of Saudi Arabia ALJ (China) Limited, financial controller of Jitong Network Communications Company Limited, assistant to president of Chinalco and general manager of our finance department.

Liu Xiangmin, aged 48, serves as an executive director on our Board and our vice president and has been employed by us since 2001. Mr. Liu holds a doctorate degree from Central South University of Industry where he studied non-ferrous metal science and is a professor-grade senior engineer. Mr. Liu previously served as deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant and general manager of our Zhongzhou branch.

Non-Executive Directors

Lv Youqing, age 47, serves as a non-executive director on our Board and the deputy general manager of Chinalco. He has been with us since June 2010. He graduated as a postgraduate from the Political Studies Institute, Social Science Faculty of Sichuan Province in 1989. He then later graduated from School of Economics, Sichuan University majoring in management, and obtained a Ph.D. degree in economics. He is a visiting scholar of Finance Department of New York University, and is a professor-grade senior engineer. Mr. Lv accumulated substantial practical experience in economics and enterprise management. He previously served as deputy director of Policy Reform Division, Policy Research Office of Sichuan Province, vice factory manager, deputy party secretary, factory manager and party secretary of Nanchong Gear Factory. He also served as deputy mayor of Nanchong People's Government, and a member of standing committee, deputy mayor and deputy party secretary of Luzhou's Municipal Party Committee. Mr. Lv is also a vice president of China Association of Work Safety.

Shi Chungui, aged 70, serves as a non-executive director on our Board and has been with us since 2005. He holds a bachelor's degree in accounting from Northeast University of Finance and Economics. Mr. Shi is a senior economist with extensive experience in finance, government and corproate management. Mr. Shi was previously the vice director of Commerce Bureau of Qinhuangdao City, Hebei Province, deputy mayor and the standing deputy mayor of Qinhuangdao City, Hebei Province, president of Hebei Branch of China Construction Bank, president of Beijing Branch of China Construction Bank, deputy president of the head office of China Construction Bank and deputy president of China Cinda Asset Management Corporation, vice chairman of Tianjin Pipe Co. , Ltd. and vice chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited, China National Materials Company Limited and Cinda Securities Co., Ltd.

Independent Non-Executive Directors

Kang Yi, (retired), aged 70, served as an independent non-executive director on the Board since 2004 and the chairman of the remuneration committee of the Board until June 22, 2010. He is also the chairman of the China Non-ferrous Metals Industry Association. Mr. Kang holds a bachelor's degree from Central-South Institute of Mining and Metallurgy where he studied metallurgy of non-ferrous metals and is a professor-grade senior engineer. Mr. Kang previously served as the factory manager of Qingtongxia Aluminum Plant, head of the economic committee of Ningxia Hui Autonomous Region, deputy general manager of China Non-ferrous Metals Industry Corporation and deputy head of the State Non-ferrous Metals Industry Bureau. Mr Kang is a member of the National Committee of the Chinese People's Political Consultative Conference and the China Association for Science and Technology, the chairman of Non-ferrous Metals Society of China and an independent non-executive director of Jinduicheng Molybdenum Co., Ltd. and Baoji Titanium Industry Co., Ltd. Mr. Kang Yi did not offer himself for re-appointment upon expiry of his term of appointment on June 22, 2010 and retired from his position as independent non-executive director and a member of the remuneration committee of the Board of the Company.

Zhang Zhuoyuan, aged 77, has served as an independent non-executive director on the Board since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics. Mr. Zhang previously served as the director, researcher and Ph.D tutor of the Institute of Finance, Trade and Economics of Chinese Academy of Social Sciences, chief editor of the Finance & Trade Economics, a director, researcher and Ph.D tutor at the Institute of Industrial Economics of Chinese Academy of Social Sciences and a director, researcher and Ph.D tutor of the Institute of Economics of the Chinese Academy of Social Sciences. He is chief editor of Economics Research Journal. Mr. Zhang is also a member of the ninth and tenth sessions of the National Committee of the Chinese People's Political Consultative, a consultant of each of China Price Association and the Chinese Society for Urban Studies and a director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science. Mr. Zhang is a member of the Chinese Academy of Social Sciences and a researcher at the Institute of Economics.

Wang Mengkui, aged 72, has served as an independent non-executive director on the Board since 2008. Mr. Wang graduated from the School of Economics, Peking University. He is an economist engaged in long-term analysis of economic theory and policy and is currently a professor and advisor of doctor candidates of Peking University. He has published many articles on economic theory and related topics. Mr. Wang previously served as a vice head and researcher of the economic team of the research office of the Secretariat of the Communist Party of China Central Committee, a member of the State Development and Planning Commission, executive vice director of economic research centre of the State Development and Planning Commission, the vice director and director of the research office of the State Council of China and the center director of the Development Research Center of the State Council of China. Mr. Wang also served as a member of the Tenth Standing Committee of National People's Congress and vice director of Financial and Economic Affairs Committee of National People's Congress. He is currently the chairman of the China Development Research Foundation and a committee member of the National Social Security Fund of the PRC.

Zhu Demiao, aged 46, has served as an independent non-executive director and Chairman of the audit committee of the Board since 2008. Mr. Zhu is currently the senior consultant of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu holds a MBA degree from the University of Chicago Graduate School of Business, a master's degree in economics from the Research Institute for Fiscal Science at the Ministry of Finance of the PRC and a bachelor's degree in economics from Hebei Geological Institute. Mr. Zhu is one of the early Certified Public Accountants in the PRC. Mr. Zhu previously worked in the Ministry of Finance and in the investment analysis department of FMC Corporation. He also served as the head of China Business in the Equity Capital Market Department and Investment Bank Department of Credit Suisse First Boston, a managing director and member of the executive committee of the Asia-Pacific region of JP Morgan Chase & Co. and chairman of operating committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu joined Oaktree Capital (Hong Kong) Ltd. in November 2005 and served as the managing director. He has been the senior consultant of Oaktree Captial (Hong Kong) Ltd. since August 2010. Mr. Zhu is currently an independent director of WSP Holding Limited.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors are Mr. Ao Hong, Mr. Yuan Li and Mr. Zhang Zhankui who were elected at the 2009 annual general meeting held on June 22, 2010 with a term of office expiring at the conclusion of the annual general meeting for the year 2012.

The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Ao Hong	49	Chairman of Supervisor Committee
Yuan Li	52	Supervisor (employee representative), General Manager of Corporate Culture Department of the Company
Zhang Zhankui	52	Supervisor

Ao Hong, aged 49, is currently a deputy general manager of Chinalco and has served as a supervisor of us since 2006. Mr. Ao holds a bachelor's degree from Kunming University of Science and Technology where he studied metallurgy. He also holds a master's degree from Central South University and is a professor-grade senior engineer. Mr. Ao previously worked as an engineer, senior engineer and served as head of general office and vice chairman at the Beijing General Research Institute for Non-ferrous Metals ("GRINM"), the chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong respectively.

Yuan Li, aged 52, serves as our employee representative supervisor and a general manager of our Corporate Culture Department. Mr. Yuan has been employed by us since 2001. He is an engineer with extensive administrative and management experience. He previously served as a manager of the General Management Office and the deputy head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, the head of the Department of Research and Investigation, the head of the Secretariat, an assistant inspector of the State Bureau of Non-ferrous Metals Industry, the deputy head of the Department of Political Affairs and the head of the community union working department of Chinalco.

Zhang Zhankui, aged 52, is the head of the Finance Department of Chinalco and has served us since 2001. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. Mr. Zhang had formerly served as head of the finance division and then the audit division of China General Design Institute for Non-ferrous Metals, a deputy general manager of Beijing Enfei Tech-industry Group, the head of the accounting division of the finance department and the deputy head of the finance department of China Copper Lead & Zinc Group Corporation, the officer-in-charge of asset and finance at our listing office and the head of the capital division of our finance department and the manager of the general division of our finance department and the deputy head of the finance department of Chinalco.

Senior Management

The table and discussion below set forth certain information concerning other member of senior management.

Name	Age	Positions with the Company

Liu Caiming	48	Senior Vice President and Chief Financial Officer
Ding Haiyan	52	Vice President
Jiang Yinggang	47	Vice President
Liu Qiang	47	Secretary to the Board

Liu Caiming, aged 48, was appointed senior vice president and chief financial officer of us on February 23, 2011. Graduated from the School of Economics at Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. He joined Chinalco in January 2007. He had served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Non-ferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., deputy general manager of Chinalco, chairman of Yunnan Copper Industry (Group) Co., Ltd., chairman of Chinalco Shanghai Copper Co., Ltd., executive director of Chinalco Kunming Copper Co., Ltd., as well as director and president of China Copper Co., Ltd. Mr. Liu also has acted as the titular deputy head of Department of Finance of Yunnan Province, a director of State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government and an assistant to the governor of Yunnan Province.

Ding Haiyan, aged 52, serves as vice president of us and has been employed by us since 2001. Mr. Ding holds a master's degree from Beijing Economics University where he studied labor economics and he is a senior economist with extensive experience in labor, wages, insurance, enterprise mergers and acquisitions and capital operation. He has served as head of the labor wage division of the human resource department of China Non-ferrous Metals Industry Corporation, the deputy director of the Bureau of Labor and Insurance, deputy director-general of the enterprise reform department of the State Bureau of Non-ferrous Metals Industry, the head manager of the department of asset operation, deputy head of our Listing Office and an assistant to general manager of Chinalco. He also served as an executive director and the secretary on our Board.

Jiang Yinggang, aged 47, has served as a vice president of us since 2007 and has been employed by us since 2001. Mr. Jiang holds a master's degree from the Central South University of Industry where he studied metallurgy of non-ferrous metals. Mr. Jiang is a professor-grade senior engineer. He has served as deputy head and then the head of the corporate management department of Qinghai Aluminum Plant, head of the Qinghai aluminum smelter, deputy general manager and general manager of Qinghai Aluminum Company Limited and general manager of our Qinghai branch.

Liu Qiang, aged 47, is the secretary to the Board and has been employed by us since 2001. Ms. Liu holds a master's degree in English literature (minor in translation) from Beijing International Studies University. Ms. Liu studied finance, financial management and business administration at the University of Foreign Business and Economics in Beijing and received trainings on finance and financial management in Hong Kong. She previously worked in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited and served as the manager of the finance department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation. She has formerly served as manager of the aluminum department of China National Non-Ferrous Metals Import and Export Corporation, a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as the deputy manager of the import and export division of China Aluminum International Trading Corporation Limited.

B. COMPENSATION

Executive Compensation

Executive directors are entitled to a director's fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director's fees. We did not pay any cash compensation for our supervisors in 2010. The aggregate amount of cash compensation paid by us to our directors and senior management in 2010 for services performed in connection with their respective capacities above was approximately RMB5.9 million (US$0.9 million). The aggregate amount of cash compensation paid by us to our senior management in 2010 was approximately RMB5.2 million (US$0.8 million), respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. Directors receive fees for their services. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the reporting period are as follows:

Discretionary

Name of Director	Fees	Salary	Bonus	Pension	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Executive Directors
Xiong Weiping	-	648.4	327.9	28.8	1,005.1
Luo Jianchuan	-	556.3	284.7	28.8	869.8
Chen Jihua(1)	-	427.7	151.4	26.2	605.3
Liu Xiangmin	-	466.6	165.2	28.8	660.6
Non-Executive Directors
Shi Chungui	150.0	-	-	-	150.0
Lv Youqing(2)	-	-	-	-	-
Independent Non-Executive
Directors
Kang Yi(3)	99.0	-	-	-	99.0
Zhang Zhuoyuan	207.1	-	-	-	207.1
Wang Mengkui	207.1	-	-	-	207.1
Zhu Demiao	207.1	-	-	-	207.1

	870.3	2,099.0	929.2	112.6	4,011.1

Supervisors
Ao Hong	-	-	-	-	-
Yuan Li	-	-	-	-	-
Zhang Zhankui	-	-	-	-	-

Total	870.3	2,099.0	929.2	112.6	4,011.1

(1)

Mr. Chen Jihua resigned from his positions as executive director of the Board, vice president, chief financial officer of the Board and member of the nomination committee on October 28, 2010 for personal reasons with the resignation taking effect upon the same day. At the board meeting held on February 23, 2011, the Board resolved to appoint Mr. Liu Caiming as senior vice president, chief financial officer and a member of executive committee of the Company and resolved to nominate Mr. Liu Caiming as an candidate for executive director of the 4th session of the Board subject to approval at the forthcoming annual general meeting.

(2)	Mr. Lv Youqing was appointed to the Board at our annual general meeting held on June 22, 2010.

(3)

Mr. Kang Yi's term of as independent director expired upon the conclusion of the annual general meeting held on June 22, 2010. Mr. Kang Yi had been the independent non-executive director for six years and therefore, was not eligible for re-appointment under the Shanghai Listing Rules. He also resigned from his positions as chairman of the remuneration committee and member of the audit committee on June 22, 2010 with the resignation taking effect upon the same day.

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

C. BOARD PRACTICES

Board of Directors

All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Each of our directors and supervisors has entered into a service contract with us, which can be terminated by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of our directors, supervisors or other senior management personnel. One of the supervisors is an employee representative appointed by our employees and the rest are appointed by the shareholders. The following table sets forth the number of years our directors and supervisors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term

Xiong Weiping	May 26, 2009	June 22, 2013
Luo Jianchuan	May 18, 2007	June 22 , 2013
Chen Jihua	May 18, 2007	October 28, 2010
Liu Xiangmin	May 18, 2007	June 22, 2013
65

Lv Youqing	June 22, 2010	June 22, 2013
Shi Chungui	May 18, 2007	June 22, 2013
Kang Yi	May 18, 2007	June 22, 2010
Zhang Zhuoyuan	May 18, 2007	June 22, 2013
Wang Mengkui	May 9, 2008	June 22, 2013
Zhu Demiao	May 9, 2008	June 22, 2013
Ao Hong	May 18, 2007	June 22, 2013
Yuan Li	May 18, 2007	June 22, 2013
Zhang Zhankui	May 18, 2007	June 22, 2013

Audit Committee

Our audit committee consists of three independent non-executive directors, namely, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Zhu Demiao is chairman of the audit committee.

Our audit committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, approve related party transactions, supervise our internal financial reporting, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors and review management policies.

Remuneration Committee

Our remuneration committee consists of three independent non-executive directors, namely, Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan and one non-executive director, namely, Mr. Lv Youqing. Mr. Zhang Zhuoyuan serves as the chairman of the remuneration committee.

The primary duties of our remuneration committee as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management. In 2010, the remuneration committee convened at two meetings, to consider and approve 2009 discretionary bonuses, remuneration and performance appraisal standards for 2010 and the renewal of directors and officers liability insurance for years 2010 to 2011 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

Our nomination committee consists of two executive directors, namely Mr. Xiong Weiping and Mr. Luo Jianchuan and three independent non-executive directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao. Mr. Xiong Weiping serves as the chairman of the nomination committee.

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

Development and Planning Committee

Our development and planning committee consists of two executive directors, namely Mr. Luo Jianchuan, and Mr. Liu Xiangmin with Mr. Luo Jianchuan serving as chairman of the committee. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.

Disclosure Committee

Our disclosure committee consists of the chief executive officer, the chief financial officer and other senior management members with the chief executive officer serving as the chairman of the committee. This committee implements our disclosure controls and procedures and reviews information disclosed to ensure accurate, open and timely disclosure. All information (including annual and interim results) to be disclosed is subject to the approval of the disclosure committee. For the disclosure of financial statements and related information, the chief financial officer will ensure that our results and financial position will be reflected on a true and fair basis in accordance with the relevant accounting principles and requirements.

Supervisory Committee

Our supervisory committee consists of three supervisors, with one supervisor being elected from the staff as a representative of the employees. Our current supervisory committee was appointed at the annual general meeting held on June 22, 2010, and Mr. Ao Hong and Mr. Zhang Zhankui have been re-elected as chairman of the supervisory committee and a supervisor, respectively. In the election of employee representatives held in the same month, Mr. Yuan Li was re-elected as the employee representative supervisor of the fourth session of the supervisory committee.

Supervisors attend board meetings as non-voting members. The supervisory committee is responsible to the shareholders' general meeting and has the following duties and responsibilities:

*	supervise our handling of our financial matters;

*	supervise any acts of directors, the general manager, deputy general manager and other senior officers that are in violation of laws, administrative regulations or our Articles of Association;

*	request directors, the general manager, deputy general manager and other senior officers to rectify their acts that are detrimental to our interests;

*

verify such financial information as financial reports, business reports and profit distribution plans submitted by the Board to the shareholders' general meeting, and arrange certified public accountants and auditors to verify issues;

*	propose to convene interim shareholders' general meetings; and

*	bring lawsuits against directors on behalf of us.

D. EMPLOYEES

As of December 31, 2008, 2009 and 2010, we had approximately 107,887, 108,493 and 108,256 employees, respectively. The table below sets forth the number of our employees by function as of the periods indicated:

As of December 31,

2008	2009	2010

		(%)		(%)		(%)

Function:
Alumina production	43,682	40.5	46,646	43.0	46,117	42.5
Primary aluminum production	49,078	45.5	46,159	42.6	45,869	42.4
Aluminum fabrication	6,615	6.1	5,668	5.2	5,737	5.3
Mining	4,738	4.4	4,340	4.0	4,926	4.6
Research and development	656	0.6	664	0.6	650	0.6
Sales and marketing	1,128	1.0	700	0.6	735	0.7
Management and others	1,990	1.9	4,316	4.0	4,222	3.9
Total	107,887	100.0	108,493	100	108,256	100.0

The table below sets forth the number of our employees as of December 31, 2010:

Location	Employees	% of Total

Shandong
Shandong branch	10,901	10.0
Shandong Huayu	2,098	1.9

Henan
Henan branch	10,273	9.4
Zhongzhou branch	5,896	5.4
Research Institute	652	0.6
Chalco Mining	3,036	2.8
Jiaozuo Wanfang	3,443	3.2
Henan Aluminum	2,457	2.3

Guizhou
Guizhou branch	15,039	13.8
Zunyi Aluminum	1,430	1.3
Zunyi Alumina	898	0.8

Guangxi

Guangxi branch	5,108	4.7

Shanxi
Shanxi branch	11,889	10.9
Shanxi Huasheng	2,294	2.1
Shanxi Huaze	2,447	2.3

Gansu
Lanzhou branch	4,494	4.1
Northwest Aluminum	2,986	2.8
Gansu Hualu	1,542	1.4
Liancheng branch	3,984	3.7

Liaoning
Fushun Aluminum	2,017	1.9

Qinghai
Qinghai branch	4,911	4.4

Sichuan
Huaxi Aluminum	503	0.5

Chongqing
Chongqing branch	1,117	1.0
Chalco Southwest Aluminum Cold Rolling	236	0.2
Chalco Southwest Aluminum	238	0.8

Fujian
Chalco Ruimin	636	0.6

Inner Mongolia
Baotou Aluminum	6,716	6.2
Others (including employees of
subsidiaries under construction)	877	0.8
Headquarters	138	0.1

Total	108,256	100.00

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20.0% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2010. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

F. SHARE OWNERSHIP

None of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 41.82% of our outstanding common shares directly and indirectly through its controlled entities. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. Approximately 58.18% of our total outstanding common shares are held by public shareholders, of which 29.16% and 29.07 % are owned by holders of H Shares and A Shares, respectively.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2010. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

As of December 31, 2010

		% of issued total	% of respective
Holders of A Shares and H Shares	Number of shares	share capital	share class
(in millions)

Holders of A Shares
Chinalco (1)	5,656.36	41.82	59.04
China Cinda Asset Management Corporation Limited	800.76	5.92	8.36
China Construction Bank Corporation Limited	709.37	5.25	7.40
Other public holders of A Shares	2,414.13	17.85	25.20
Total A Shares	9,580.62	70.84	100.00

Holders of H Shares
Templeton Asset Management Ltd.	828.52	6.13	21.01
Blackrock, Inc.(2)	329.67	2.44	8.36
J.P. Morgan Chase & Co.(3)	298.85	2.21	7.58
Morgan Stanley (4)	419.82	3.10	10.64
Other H shares holders	2,067.11	15.28	52.41
Total H Shares	3,943.97	29.16	100.00

Total	13,524.49	100.00

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

(2)	Including 329,666,859 shares held by various corporations controlled by Blackrock, Inc.

(3)

Including 73,253,600 H Shares held by JPMorgan Chase Bank, N.A., 92,480,000 H Shares held by JF Asset Management Limited, 26,528,324 H Shares held by J.P.Morgan Securities Ltd., 22,041,283 H Shares held by J.P. Morgan Whitefriars, Inc., 5,702,700 H Shares held by J.P.Morgan Markets Limited, 3,530,000 H Shares held by JPMorgan Asset Management (Singapore) Limited, 886,000 H Shares held by J.P.Morgan Investment Management Inc., and 1,172,000 H Shares held by JPMorgan Asset Management (UK) Limited, among which 6,209,180 H Shares were held as derivatives. JPMorgan Chase Bank, N.A., JF Asset Management Limited, J.P.Morgan Securities Ltd., J.P. Morgan Whitefriars, Inc., J.P. Morgan Markets Limited, JPMorgan Asset Management (Singapore) Limited, J.P.Morgan Investment Management Inc. and JPMorgan Asset Management (UK) Limited are controlled by JPMorgan Chase & Co.

(4)

Including 275,980,086 H Shares held by Morgan Stanley & Co., Inc., 133,921,419 H Shares held by Morgan Stanley & Co. International plc., 2,000,000 H Shares held by MSDW Equity Finance Service I (Cayman) Limited, 1,539,625 H Shares held by Morgan Stanley Smith Barney LLC, 136,000 H Shares held by Morgan Stanley Capital (Luxemburg) S.A., 4,422,075 H Shares held by Morgan Stanley Capital Services Inc., 112,600 H Shares held by Morgan Stanley Capital (Cayman Islands) Limited and 1,703,850 H Shares held by Morgan Stanley Asia Products Limited. Morgan Stanley & Co., Inc., Morgan Stanley & Co International plc., MSDW Equity Finance Service I (Cayman) Limited, Morgan Stanley Smith Barney LLC, Morgan Stanley Capital (Luxemburg) S.A., Morgan Stanley Capital Services Inc., Morgan Stanley Capital (Cayman Islands) Limited and Morgan Stanley Asia Products Limited are controlled by Morgan Stanley.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

On April 24, 2007, we issued 1,236,731,739 A Shares by way of share exchange with the other shareholders of Shandong Aluminum and Lanzhou Aluminum, including a subsidiary of Chinalco, to acquire the existing issued shares not held by us. On the same date, China Orient Asset Management Corporation, a PRC state-owned financial enterprise, transferred all of its equity interest in us to Chinalco and ceased to be our shareholder. On December 28, 2007, we issued 637,880,000 A Shares to a subsidiary of Chinalco in exchange for 100% equity in Baotou Aluminum.

To the best of our knowledge, as of December 31, 2010, none of the outstanding H Shares was held by United States holders of record, and all of the outstanding ADSs were held by 102 United States holders of record. There were no non-PRC holders holding A Shares of record.

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder and therefore may not exercise its voting rights with respect to various matters related to our shares in a manner prejudicial to the interests of our other shareholders. See "Item 10. Additional Information - B. Memorandum and Articles of Association". In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the foregoing restrictions, the voting rights of our major holders of domestic and H Shares are identical to those of any other holders of the same class of shares. Holders of domestic shares and H Shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Other than the foregoing, holders of H Shares and domestic shares are entitled to the same voting rights.

A. RELATED PARTY TRANSACTIONS

Connected Transactions under Hong Kong Listing Rules

Under the Listing Rules, transactions between connected persons and us, or connected transactions, generally must be reported to the Hong Kong Stock Exchange, announced to the public and/or approved by shareholders unless the foregoing requirement are waived by the Hong Kong Stock Exchange or exempted under the Listing Rules. Under the Listing Rules, Chinalco, Xinan Aluminum and Guan Lv are our connected persons.(1)(2) Each year our independent non-executive directors must review our non-exempt continuing transactions and confirm that these transactions have been entered into:

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

Historically, our agreements for connected transactions have generally been for a term of three years. All of our connected transaction agreements that were in effect as of the beginning of 2009, expect as otherwise indicated, were set to expire on December 31, 2009. During 2009, our Board approved the extension of the following connected transactions, which were subsequently approved by our independent shareholders.

*	Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco;

*	Comprehensive Social and Logistics Service Agreement with Chinalco;

*	Mutual Supply Agreement with Chinalco;

*	Mineral Supply Agreement with Chinalco;

*	Land Use Rights Lease Agreement with Chinalco;

*	Building Lease Agreement with Chinalco;

*	Provision of Alumina and Aluminum Products Agreement with Guangxi Investment;

*	Provision of Alumina and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement with Xinan Aluminum;

*	Agreement for Sale and Purchase of Aluminum Products with Guizhou Development;

*	Sales and Purchase Agreement with Nanping Aluminum(2); and

*	Long-term Sale and Purchase Agreement for Alumina with Guan Lv.

During 2010, we entered into the following connected transactions:

*	Joint venture agreement to establish Shanxi Jiexiu;

*	Disposal of equity interests in CICL; and

*	Aluminum products fabrication services with Chinalco.

In the beginning of 2011, we entered into the following connected transaction agreement:

*	Framework agreement for aluminum products fabrication services with Chinalco.

(1)

Gaungxi Investment and Guizhou Development, the promoters of the Company, are no longer connected persons of the Company upon amendments of the Hong Kong Listing Rules on June 3, 2010, whereby a promoter is no longer defined as a connected person of a listed issuer.

(2)	Nanping Aluminum is no longer a connected person of the Company upon dilution of its shareholding in the relevant subsidiary to below 10%.

Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco

The Provision of Engineering, Construction and Supervisory Services Agreement dated November 5, 2001 has been extended to December 31, 2012. Pursuant to this agreement, Chinalco will provide certain engineering, construction and supervisory services to us at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited. The annual cap for the continuing connected transactions under this agreement was set at RMB11,000 million for 2008 and RMB12,200 million for 2009. On November 13, 2009, our shareholders increased the annual caps of this agreement to RMB13,500.0 million (US$2,045.5 million), RMB14,900.0 million and RMB16,400.0 million for 2010, 2011 and 2012, respectively.

Comprehensive Social and Logistics Service Agreement with Chinalco

We have entered into a Comprehensive Social and Logistics Services Agreement with Chinalco to receive a broad range of social and logistics services including education and schooling, public transportation and property management. In 2009, our shareholders approved an increase in the annual cap for this agreement to reflect our growing demand for the social and logistics services provided under this agreement as our business expands and Chinalco's expected increase in costs associated with providing these services.

Mutual Supply Agreement with Chinalco

Chinalco provides ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting service. To support its aluminum fabrication business, Chinalco purchases primary aluminum and other alumina products from us. Chinalco transferred to us (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, coal and pitch, and (b) assets and businesses for the provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and maintenance services. Such businesses and operating units continue to provide ancillary production supplies and services to Chinalco.

This Mutual Supply Agreement dated July 1, 2001 has been extended to December 31, 2012. For 2010, 2011 and 2012, the annual cap on sales by us to Chinalco is RMB9,500.0 million (US$1,439.4 million), RMB10,500.0 million and RMB11,500.0 million, respectively, and the annual cap on the purchases by us from Chinalco is RMB4,450.0 million (US$674.2 million), RMB4,900.0 million and RMB5,200.0 million, respectively.

Mineral Supply Agreement with Chinalco

Chinalco provides us bauxite and limestone from several mines that it operates. Chinalco also purchases bauxite and limestone from other mines that it jointly operates with third parties and re-sell such bauxite and limestone to us at cost. We entered into a Mineral Supply Agreement with Chinalco on November 5, 2001, which has been extended every three years since.

Land Use Rights Lease Agreement with Chinalco

On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the lease of 459 parcels of land covering an aggregate area of approximately 61.9 million square meters and spanning across eight provinces in the PRC. This agreement is for a term of 50 years expiring on June 30, 2051. The annual rent paid in 2010 to Chinalco was approximately RMB572 million (US$86.7 million). On February 25, 2008, Chinalco and we entered into a supplemental agreement, pursuant to which the total annual rental of the land use rights in connection with the leased properties was further increased from RMB620.0 million for 2008 to RMB1 billion for 2009.

The transactions under the supplemental agreement constitute continuing connected transactions under the Listing Rules. The revised annual rental of RMB1 billion is less than 2.5% of the applicable percentage ratio under the Listing Rules. The rental revision is required to be disclosed by way of announcement but is not required to be approved by our independent shareholders.

Building Lease Agreement with Chinalco

We entered into the Building Lease Agreement dated November 5, 2001 for a term of 20 years expiring June 30, 2020. At our special general meeting held on February 27, 2007, our shareholders approved to aggregate the rental payable to Chinalco under this agreement and apply for an aggregate annual cap of RMB100 million for 2007, 2008 and 2009.

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

On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. The annual rent amounts to RMB61.6 million, determined according to the prevailing market rate. On October 15, 2008, we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008. Under the renewed tenancy agreement the aggregated gross floor area we lease was increased to 30,187.9 square meters for an annual rent of RMB61.7 million payable each six months. In 2010, we paid RMB72 million under the renewed tenancy agreement.

Provision of Alumina and Aluminum Products Agreement between us and Guangxi Investment (including its subsidiaries and associates)

We sell alumina and aluminum ingots to Guangxi Investment, a promoter of us, and purchases alumina from an associate of Guangxi Investment, Guangxi Huayin. The annual cap for our sales of alumina and primary aluminum to the subsidiaries of Guangxi Investment in 2007, 2008 and 2009 was initially set at RMB450 million each year. As the sales by us to Guangxi Investment increased, the annual caps for each of 2008 and 2009 were revised to RMB1,490 million. The annual cap for purchases of alumina from an associate of Guangxi Investment was RMB815 million for 2008 and RMB1,770 million for 2009.

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

Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement between us and Xinan Aluminum

Xinan Aluminum (including its subsidiaries and associates) purchases products from us and provides products and services to us. Xinan Aluminum is our connected person by reason of it being a substantial shareholder of one of our subsidiaries, Chalco Southwest Aluminum. We entered into the Mutual Provision of Products and Services Framework Agreement on October 20, 2008 with Xinan Aluminum, which was effective until December 31, 2009. The annual cap for our sales to Xinan Aluminum for 2008 and 2009 was RMB9,000 million and RMB7,000 million, respectively, while our purchase from Xinan Aluminum was RMB4,600 million and RMB4,000 million, respectively. On December 30, 2009, our shareholders approved the extension of the term of this agreement to December 31, 2012 and set the annual cap on sales by us at RMB8,000.0 million (US$1,212.1 million), RMB8,500.0 million and RMB9,000.0 million, respectively, for 2010, 2011 and 2012 and the annual cap on the purchases by us at RMB4,200.0 million (US$636.4 million), RMB4,800.0 million and RMB5,200.0 million, respectively, for the same periods.

Agreement for Sale and Purchase of Aluminum Products between us and Guizhou Development

The continuing connected transactions between us and Guizhou Development, a promoter of us, include our sales of aluminum products to Guizhou Development. The annual caps for the sales between us and Guizhou Development was RMB400 million for 2008, RMB450 million for 2009 and RMB500 for 2010.

Mutual Provision of Products and Services between us and Nanping Aluminum

Nanping Aluminum (through its subsidiaries and associates) purchases alumina, primary aluminum and aluminum alloy ingots from us, and Chalco Ruimin purchases aluminum sheets and fabrication services from Nanping Aluminum. All the above transactions are conducted on normal commercial terms and at market prices. The annual cap for the our sales of alumina, primary aluminum and aluminum alloy ingots to Nanping Aluminum was RMB920 million for 2008 and RMB1,030 million for 2009. The annual cap for Chalco Ruimin's purchase of aluminum sheets and fabrication services from Nanping Aluminum was RMB400 million for 2008 and RMB450 million for 2009. Our agreement with Nanping Aluminum for the sales of alumina, primary aluminum and other aluminum products has an original term of five years, expiring on December 31, 2009. On December 30, 2009, our shareholders approved the extension of the term of this agreement to December 31, 2012 and set the annual cap on the our sales to Nanping Aluminum at RMB1,500 million (US$227.3 million), RMB1,800 million and RMB2,200 million, respectively, for 2010, 2011 and 2012. Currently, Nanping Aluminum is no longer our connected person upon dilution of its shareholding in the relevant subsidiary to below 10%.

Long-term Sale and Purchase Agreement for Alumina between us and Guan Lv

Guan Lv purchases alumina and aluminum alloy ingots from us pursuant to a long term supply agreement dated August 22, 2006, which was extended in 2009 to December 31, 2012 and certain spot contracts from time to time. All the foregoing sales are conducted on normal commercial terms and generally in cash with delivery against payment. The annual cap for such transactions was RMB210.0 million for 2008, RMB260.0 million for 2009 and RMB500 million for 2010 (US$75.8 million). As Guan Lv holds 49% of the equity interests in one of our subsidiaries, Shanxi Huasheng, Guan Lv is our connected person.

Joint venture agreement to establish Shanxi Jiexiu

On October 27, 2010, we entered into a joint venture contract together with Shanxi Aluminum Plant, Luxin Company as well as natural shareholders to establish Shanxi Jiexiu by way of capital contribution of approximately RMB537 million (US$81.4 million), upon which we hold 34% equity interest of Shanxi Jiexiu. As Shanxi Aluminum Plant is the subsidiary of Chinalco, our controlling shareholder, the joint establishment of Shanxi Jiexiu by us and Shanxi Aluminum Plant by the capital contribution constitutes a connected transaction. Shanxi Jiexiu will engage in the integration of coal resources in Shanxi Province by investing in and reorganizing five coal mining companies in the Jiexiu area, Shanxi Province, with total retained reserves of approximately 300 million tonnes. As of December 31, 2010, the transaction was in progress.

Disposal of equity interests in CICL

In compliance with the relevant laws and regulations on transfer of state-owned equity interests in the PRC, our subsidiary, CICL, listed the equity interests on China Beijing Equity Exchange on November 22, 2010 for open bidding by public bidders. Chinalco, being the only bidder for the equity interests, successfully bid the equity interests and on December 20, 2010, CIT, as vendor, entered into the Agreement with Chinalco for the disposal of equity interests in CICL, being all of CIT's interests in CICL, to Chinalco at a consideration of RMB156,986,000 (US$23,785,758). Upon completion of the agreement, we ceased to have any interest in CICL.

Framework agreement for aluminum products fabrication services with Chinalco

Shandong Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to our Shandong branch of the Company since 2009. In addition, Qinghai Aluminum Co., Ltd., a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to Chalco Ruimin since 2010. In 2009 and 2010, an aggregate of approximately RMB51 million and RMB138 million were paid by our relevant branch and subsidiary to the two relevant subsidiaries of Chinalco for the provision of aluminum products fabrication services respectively. To better regulate the aluminum products fabrication services to be provided by Chinalco, we and Chinalco executed a framework agreement for aluminum products fabrication services on February 28, 2011. This agreement is for a term of two years starting from January 1, 2011 to December 31, 2012. The annual caps for aluminum products fabrication services to be provided by the subsidiaries of Chinalco to our relevant branch and subsidiary are expected to be approximately RMB240 million(US$36.4 million) each year.

We provide the following additional information on material related party transactions during the periods indicated:

Year Ended December 31,

2008(1)	2009(1)	2010(1)	2010(1)

RMB	RMB	RMB	US$

(in thousands)

Sales of materials and finished goods to:
Chinalco Group (2)	2,164,377	2,792,167	6,101,643	924,491
Jointly-controlled entities	20,939	-	-	-
Associates	3,274	396	-	-
Other related parties	5,492,508	3,638,739	4,452,683	674,649
Provision of utility services to:
Chinalco Group	681,580	350,744	340,857	51,645
Other related parties	44	1,510	-	-
Provision of engineering, construction
and supervisory services by:
Chinalco Group	7,999,470	4,947,307	3,503,363	530,813
Other related parties	22,269	19,740	5,894	893
Purchase of key and auxiliary materials
and finished goods from:
Chinalco Group	2,687,998	2,705,653	4,556,204	690,334
Jointly-controlled entities	566,433	911,462	1,321,202	200,182
Associates	6,260	4,665	1,458	221
Other related parties	3,277,579	2,595,829	2,483,173	376,238
Provision of social services and
logistics services by:
Chinalco Group	776,197	502,999	264,049	40,007
Jointly-controlled entities	25	-	-	-
Other related parties	2,010	5,565	475	72
Provision of utilities services by:
Chinalco Group	458,275	212,312	171,371	25,965
Other related parties	67,477	73,369	100,952	15,296
Rental expenses for land use rights and
buildings charged by Chinalco Group	890,016	762,278	643,432	97,490
Commission processing by Chinalco
Group and its subsidiaries	-	50,687	137,601	20,849

(1)

The aggregate amount of material related party transactions for the year ended December 31, 2010 do not exclude transactions with Guangxi Investment, Guizhou Development and Nanping Aluminum from June 3, 2010 to December 31, 2010. Currently, Nanping Aluminum is no longer our connected person upon dilution of its shareholding in the relevant subsidiary to below 10%.

(2)	For purpose of this table, the Chinalco Group refers to Chinalco, its subsidiaries (other than us) and associates.

Guarantees

In 2004, we and Shanxi Aluminum Plant Subbranch, China Construction Bank, entered in to a guarantee contract, whereby the Company provided joint liability guarantee for the loan of RMB1.02 billion made to Shanxi Huaze, a subsidiary controlled by the us. The guarantee would expire following two years upon the expiry of the debt performance period under the principal contract.

On July 29, 2010, we entered into a joint development agreement with Rio Tinto and Rio Tinto Atlantic for the development and operation of the Simandou project in west Africa. In respect of the joint development, Chinalco and Rio Tinto has entered into ancillary terms, under which Chinalco unconditionally and irrevocably guarantees to Rio Tinto the performance by us of all our obligations under the Simandou joint development agreement. We, in consideration of Chinalco's guarantee, granted Chinalco a counter guarantee by way of credit security and with a term of the counter guarantee contemporaneous with performance period of the joint development agreement. On October 25, 2010, our Board approved the resolution relating to the provision of counter guarantee for the guarantee provided by Chinalco in respect of the Simandou Project.

The table below sets forth information on guarantees with certain related parties in 2010, which were made for working capital and capital investment purposes.

				Largest Amount	Amount Outstanding
	Guarantor	Guarantee	Interest Rate	Outstanding in 2010	as of March 31, 2011
				(RMB)	(RMB)

Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	5.346%	70,000,000	70,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.346%	100,000,000	100,000,000

Long	Lanzhou Aluminum Factory	Lanzhou Branch	2.550%	36,000,000	32,000,000

Long	Lanzhou Aluminum Factory	Lanzhou Branch	5.000%	50,954,000	50,954,000

Long	Lanzhou Aluminum Factory	Xibeilv Branch	2.550%	5,400,000	4,200,000

Long	Chinalco	Henan Aluminum	5.346%	196,548,500	117,237,175

Long	China Nonferrous Metals Technology	Henan Aluminum	5.346%	44,375,100	26,468,905

Long	Chinalco	Henan Aluminum	5.346%	112,000,000	94,000,000

Long	Chinalco	Henan Aluminum	5.346%	110,000,000	92,000,000

Long	Chinalco	Henan Aluminum	5.346%	300,000,000	300,000,000

				Largest Amount	Amount Outstanding
	Guarantor	Guarantee	Interest Rate	Outstanding in 2010	as of March 31, 2011
				(RMB)	(RMB)

Long	Chinalco	Henan Aluminum	5.346%	148,250,000	148,250,000

Long	Chinalco	Henan Aluminum	5.346%	100,000,000	100,000,000

Long	Chinalco	Henan Aluminum	5.346%	43,000,000	43,000,000

Long	Chinalco	Henan Aluminum	5.346%	68,380,000	68,380,000

Long	Chinalco	Henan Aluminum	5.346%	50,000,000	50,000,000

Long	Chinalco	Henan Aluminum	5.346%	50,000,000	50,000,000

Long	Chinalco	Henan Aluminum	5.346%	52,000,000	-

Long	Chinalco	Henan Aluminum	5.346%	69,600,000	46,900,000

Long	Chinalco	Henan Aluminum	5.346%	100,000,000	100,000,000

Long	Chinalco	Henan Aluminum	5.346%	100,000,000	100,000,000

Long	Chinalco	Henan Aluminum	5.346%	100,000,000	-

Long	Chinalco	Henan Aluminum	5.346%	70,000,000	-

Long	Chinalco	Henan Aluminum	5.346%	31,620,000	31,620,000

Long	Chinalco	Chalco Southwest Aluminum	5.940%	20,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.940%	20,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.940%	20,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.940%	20,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.940%	50,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.940%	70,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.760%	20,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.760%	6,800,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.760%	30,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.760%	70,000,000	-

Long	Chinalco	Chalco Southwest Aluminum	5.760%	53,200,000	-

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.346%	116,079,400	111,550,600

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.346%	68,282,000	36,089,900

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.346%	50,000,000	50,000,000

Short	The Company	Chalco Trading	4.374%	200,000,000	-

Short	The Company	Chalco Trading	2.853%	37,570,994	-

Short	The Company	Chalco Trading	2.853%	20,874,333	-

Short	The Company	Chalco Trading	2.826%	67,557,898	-

Short	The Company	Chalco Trading	2.652%	53,266,277	-

Short	The Company	Chalco Trading	2.592%	62,429,544	-

Short	The Company	Chalco Trading	4.374%	200,000,000	-

Short	The Company	Chalco Trading	4.374%	500,000,000	-

Short	The Company	Chalco Trading	4.374%	100,000,000	-

Short	Chinalco	Henan Aluminum	4.779%	200,000,000	200,000,000

Short	Chinalco	Henan Aluminum	4.779%	100,000,000	100,000,000

Short	Chinalco	Henan Aluminum	4.779%	100,000,000	100,000,000

Short	Chinalco	Henan Aluminum	4.779%	100,000,000	100,000,000

Short	Chinalco	Henan Aluminum	5.560%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	4.860%	100,000,000	-

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	-

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	-

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	-

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	5.310%	80,000,000	-

Short	Chinalco	Henan Aluminum	5.310%	70,000,000	70,000,000

Short	Chinalco	Henan Aluminum	5.310%	50,000,000	50,000,000

Short	Chinalco	Henan Aluminum	5.310%	30,000,000	30,000,000

Short	Chinalco	Henan Aluminum	5.560%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	5.560%	80,000,000	80,000,000

Short	Chinalco	Henan Aluminum	4.779%	50,000,000	50,000,000

Short	Chinalco	Henan Aluminum	5.310%	50,000,000	50,000,000

Short	Chinalco	Henan Aluminum	5.560%	50,000,000	50,000,000

Short	Chinalco	Henan Aluminum	5.560%	45,000,000	-

Loans

The table below sets forth information on loans with certain related parties in 2010, which were made for working capital and capital investment purposes.

			Largest Amount	Amount Outstanding
Lender	Borrower	Interest Rate	Outstanding in 2010	as of March 31, 2011

			(RMB)	(RMB)

The Company	Fushun Aluminum	5.310%	228,000,000	228,000,000
The Company	Fushun Aluminum	5.310%	100,000,000	-
The Company	Fushun Aluminum	5.310%	137,000,000	-
The Company	Henan Aluminum	5.229%	285,000,000	285,000,000

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS

We have appended our consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

We are not currently a party to any pending legal proceedings which are expected to have a significant effect on our financial position or results of operations, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position or results of operations. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders' approval. The Bank of New York Mellon, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board.

We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

*	our financial results;

*	capital requirements;

*	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

*	our shareholders' interests;

*	the effect on our creditworthiness;

*	general business conditions; and

*	other factors our Board may deem relevant.

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (1) recovery of losses, if any and (2) allocations to the statutory surplus reserve. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC Generally Accepted Accounting Principles. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRS, less allocations to the statutory surplus reserve. See "Item 10. Additional Information - E. Taxation" for a discussion of the tax consequences of receipt of dividends.

B. SIGNIFICANT CHANGES

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

The Shanghai Stock Exchange is the principal trading market for our A Shares, and the Hong Kong Stock Exchange is the principal trading market for our H Shares. The ADSs have been issued by the Bank of New York Mellon, acting as depositary bank, and are listed on the New York Stock Exchange under the symbol "ACH" with each ADS representing 25 H Shares.

The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on the New York Stock Exchange and the Hong Kong Stock Exchange:

NYSE	Hong Kong Stock Exchange

Calendar Period	High	Low	High	Low

(US$ per ADS)	(HK$ per H Share)

2005	78.84	50.04	6.10	3.87
2006	110.12	15.54	8.70	4.88
2007	90.95	21.50	26.35	6.60
2008	49.75	7.31	16.12	2.17
First Quarter	49.75	35.76	16.12	10.02
Second Quarter	46.10	28.54	14.44	8.94
Third Quarter	29.34	14.54	9.36	4.61
Fourth Quarter	15.76	7.31	5.02	2.17
2009	32.79	9.91	10.36	3.15
First Quarter	17.38	9.91	5.43	3.15
Second Quarter	28.49	14.88	8.90	4.58
Third Quarter	32.79	21.27	10.36	6.60
Fourth Quarter	30.08	25.73	9.58	8.01
2010
First Quarter	34.27	22.77	10.66	7.11
Second Quarter	28.88	18.03	9.09	5.82
Third Quarter	24.77	18.18	7.84	5.66
Fourth Quarter	26.80	22.08	8.30	6.71
November	25.50	22.08	7.88	6.78
December	23.81	22.09	7.28	6.71
2011
January	25.13	23.00	7.98	7.09
February	25.88	23.25	7.90	7.31
March	24.23	22.71	7.63	7.00
April (through April 14)	24.89	23.61	7.80	7.37

Note:	Effective October 2006, our ADS ratio was changed from one ADS representing 100 H Shares to one ADS representing 25 H Shares.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of the English translation of our Articles of Association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. Amendments to our Articles of Association are subject to approval by the SASAC. We filed a copy of the English translation of our Articles of Association as of June 30, 2007 as an exhibit to our 20-F filed on June 20, 2007. Since June 20, 2007, our Articles of Association underwent the following amendments:

*

Our Articles of Association were amended and approved at special general shareholders' meeting on October 12, 2007. We have deleted the requirement that the quorum of any class meeting shall be at least one-third of the total number of issued shares of that class. The Board is of the view that the one-third shareholding quorum requirement is unduly restrictive. Such provision is not a requirement of the mandatory provisions and is not common among large-scale H share companies listed on the Hong Kong Stock Exchange. Moreover, the requirement to reply by returning the reply slip 20 days before the date of the class meeting as provided in Article 99 has already provided the mechanism to ensure that the class shareholders receive the notice of the class meeting. We have also amended the Articles of Association in accordance with the merger of Baotou Aluminum with us by way of share exchange through issuance of new A Shares. The revised Article 99 reads: "The Company shall, 45 days before the date of class meeting of shareholders (including the date of meeting), send written notice of the class meeting and inform all registered shareholders of that class of the matters to be considered at the class meeting and the date and venue of the class meeting. Those shareholders of the class who intend to attend shall send the written reply to the Company 20 days before the class meeting. If the number of voting shares represented by shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, the Company shall within five days notify the shareholders, again by way of public announcement, of the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after such announcement."

*

Our Articles of Association were amended and approved at the general shareholders' meeting held on May 9, 2008 to (1) expand the business scope; and (2) add additional conditions for effectiveness of share certificates and obtaining the authorization from the Board to imprint the Company seal on the share certificates. The revised Article 39 reads:

"Share certificates shall be signed by the legal representative. In case other members of the senior management are also required to sign by the stock exchange on which the Company's shares are listed, such other members of the senior management shall also sign. The share certificates shall become valid after applying the Company's seal (including the share seal of the Company) or after being imprinted with the seal. Authorization from the Board should be obtained to affix the Company seal (including the share seal) or to imprint the Company seal on the share certificates. The signature of the chairman or other member of the senior management may also be in imprinted form."

The revised Article 13, which set forth our business scope, was subsequently amended.

*

Our Articles of Association were amended and approved at the special general shareholders' meeting held on October 28, 2008 to expand our business scope set forth in Article 13, which was subsequently amended.

*

Our Articles of Association were amended and approved at the annual general shareholders' meeting held on May 26, 2009 to (1) expand the business scope and (2) revise the requirement on the provision of corporate communication to the shareholders. The original Article 232 was deleted in its entirety and the numbers of the articles and the numberings of the articles mentioned in the text were adjusted accordingly upon this deletion. The revised Articles70, 183, 211 and 229 read:

*	Article 70

Notice of shareholders' general meeting shall be sent to shareholders (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid post to the address of the shareholder as shown in the register of shareholders.

For the holders of domestic shares, notice of the meetings may also be given by way of public announcement. Such announcement shall be published in one or more national newspapers designated by the securities regulatory authority of the State Council of China within the interval between 45 days and 50 days (including the 45th and 50th day) before the date of the meeting; after the publication of such announcement, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

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

If the Company dismisses or does not continue the re-appointment of the accountancy firm, it should advice the accountancy firm ten days in advance, and the latter has the right to state its opinions in the shareholders' meeting. When the accountancy firm considers it is improper to dismiss or not to continue the re-appointment, it can raise appeal to the competent securities department of the State Council of China and China Chartered Accountants Association. If the accountancy firm resigns, it should explain whether there are improper affairs to the shareholders' meeting.

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

If the accountancy firm resignation advice contains any statement that should be explained, the accountancy firm can request the Board to convene a special shareholders' meeting and listen to its explanation on the resignation.

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

*

Our Articles of Association were amended and approved at the annual general shareholders' meeting held on June 22, 2010 to expand our business scope set forth in Article 13, which was subsequently further amended on February 28, 2011 at the extraordinary general meeting.

*

Our Articles of Association were amended and approved at the extraordinary general shareholders' meeting held on February 28, 2011 to expand our business scope set forth in Article 13. The revised Article 13 reads:

"The business scope of the Company include: exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid(or hazardous chemical); electricity generation and sales; research and development, production and sales of comprehensive product utilization of ore tailings (including red mud); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service."

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

Dividend rights

Article 54(1) provides that holders of our common shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 48, when we convoke a general shareholders' meeting, allocate dividends, liquidates or perform other activities that require the verification of equity rights, the Board or the general meeting convener must specify a date as the equity rights determination date. The shareholders registered in the shareholder roster after closing as at the equity rights determination date are the Company's shareholders entitled to appropriate rights and interests.

Voting rights

Article 54(2) provides that holders of our ordinary shares have the right to lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at general meetings of shareholders in respect of the number of shares held.

Rights to share profits

Article 60(7) provides that a plan for profit distribution and a plan for making up for losses formulated by the Board in accordance with Article 108(6) must be approved by way of the shareholders' general meeting.

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

The proceedings of a class meetings shall be conducted as nearly as possible as that of a shareholders' general meetings. The provisions in the Articles of Association relating to the proceedings of shareholders' general meetings shall apply to class meetings.

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

*

to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another), our assets, in any manner, including but not limited to an opportunity beneficial to us; or

*

to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another ) the individual rights of other shareholders, including but not limited to rights to distributions and voting rights save and except our restructuring, submitted for approval by the shareholders in general meeting in accordance with the Articles of Association.

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

(3)

upon the request of shareholder(s) holding 10 percent or more of our shares for more than ninety consecutive days (the number of shares held shall be the figures as of the date of the written request from shareholder); and

(4)	whenever the Board deems necessary or the supervisory committee proposes to convene the same.

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

Provisions having an effect of delaying, deferring or preventing a change in control

Under Article 111, decisions in respect of market development, merger and acquisition, and investment in a new field, where the consideration to be paid or the assets to be acquired exceed 10% of our total assets, the Board is required to engage relevant professional consultants to provide professional opinions, which shall serve as the key reference for the decision of the Board concerning such investment, merger or acquisition.

Under Article 86(3), division, merger, dissolution and liquidation of us and material acquisitions and disposals by us must be approved by a special resolution at a shareholders' general meeting.

There are no provisions under the Articles of Association pertaining to the ownership threshold above which shareholder ownership must be disclosed.

Conditions governing changes in registered capital

Under Article 108(7), any proposal for the increase or decrease of our registered capital must be formulated by the Board. Article 86(1) further provides that any increase or reduction in share capital requires adoption of a special resolution at a shareholders' general meeting.

C. MATERIAL CONTRACTS

For the two years immediately preceding the date of this annual report, we have not entered into any additional material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company - History and Development of the Company" and "Item 7. - Major Shareholders and Related Party Transactions - B. Related Party Transactions".

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

Since 1994, the conversion of Renminbi into HK and U.S. dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People's Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or HK dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

E. TAXATION

PRC Taxation

The following summary of the material PRC and United States federal income tax provisions relating to the ownership and disposition of H Shares or ADSs held by the investor as capital assets is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, and does not constitute legal or tax advice. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies to a domestic individual are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council of China or reduced by an applicable tax treaty. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individual (the "Tax Notice"). Under the Tax Notice, dividends paid by a Chinese company to foreign individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, including the H Shares and ADSs, are temporarily exempt from a PRC withholding tax. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

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

Capital Gains

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, capital gains realized by foreign enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to capital gains tax at the rate of 10%. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Before the effectiveness of the Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of Overseas Shares of a PRC company excluding the shares held through their PRC domestic establishment or residences were, temporarily, exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the Enterprise Income Tax Law and its implementation rules. With respect to individual holders of H Shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, or the Provisions, stipulated that income tax on gains realized on the sale of equity shares shall be regulated in separate rules to be drafted by the Ministry of Finance. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued jointly by the Ministry of Finance and the PRC State Administration of Taxation dated March 30, 1998. According to the Tax Notice, individual holders of Overseas Shares, such as H Shares, are temporarily not subject to capital gains tax.

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

In the event we are required to withhold PRC income tax on dividends paid to U.S. holders on the H Shares or ADSs (see discussion under "-PRC Taxation - China"), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

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

H. DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file an annual report under Form 20-F no later than six months after the close of each of our fiscal years, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC's public reference room located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR filing system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders of ours are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risks, including credit risk relating to financial assets and changes in foreign exchange rates, interest rates and the prices of alumina and primary aluminum, in the normal course of business.

We borrow short-term, medium-term and long-term funds, including variable rate debts, principally denominated in Renminbi. We hedge a limited amount of our sales through the trade of futures contracts on the SHFE and LME. Our hedging activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading.

The following discussion, which contains "forward-looking statements" that involve risks and uncertainties, summarize our market-sensitive financial instruments. Such discussions address markets risk only and do not present other risks, which we face in the normal course of business.

Credit Risk

Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. We also provide financial guarantees to certain subsidiaries. The carrying amounts of these receivables and amounts of financial guarantees represent the our maximum exposure to credit risk in relation to our financial assets and guarantees.

We maintain a significant majority of our bank balances and cash in several major state-owned banks in the PRC. The directors are of the opinion that these assets are not exposed to significant credit risk.

With regard to trade and notes receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. We perform periodic credit evaluations of our customers and believe that adequate provisions for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. We do not hold any collateral as security for these receivables.

As of December 31, 2009 and 2010, none of the customers individually exceeded 10% of the our total revenues, and thus, we are not exposed to any significant concentration of credit risk.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency obligations and to pay for imported equipment and materials.

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

As of December 31, 2010, we had certain foreign currency denominated loans with principal of RMB50 million (US$7.6 million) in Japanese Yen and RMB938 million (US$142 million) in U.S. dollars. In addition, our foreign currency denominated short-term bank deposits amounted to RMB441.0million(US$66.8 million), of which RMB303.3 million (US$45.9 million) was denominated in U.S. dollars, RMB103.6 million (US$15.7 million) was denominated in Australian dollars, RMB31.1 million (US$4.7 million) was denominated in HK dollars and RMB3.0 million (US$0.5 million) was denominated in Euros. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated trade and notes receivable.

As of December 31, 2010, as the foreign currency denominated assets and liabilities take an insignificant portion of our total assets and liabilities, the directors are of the opinion that we are not exposed to any significant foreign exchange risk.

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

The table below sets forth information about our interest rate sensitive financial instruments, including debt instruments denominated in foreign currency that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited statement of financial position and Note 20 to our audited consolidated financial statements.

Expected Maturity

2011	2012	2013	2014	2015	Thereafter	Total	Fair value

RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(in thousand)
Short-term loans:

Fixed rate (RMB)	19,894,540	-	-	-	-	-	19,894,540	19,894,540
Average interest rate	4.55%
Fixed rate (US$)	695,140	-	-	-	-	-	695,140	695,140
Average interest rate	2.98%

Short-term bonds:

Fixed rate (RMB)	10,700,000	-	-	-	-	-	10,700,000	10,700,000
Average interests rate	3.13%

Long-term loans:

Fixed rate (Japanese Yen)	3,150	3,150	3,150	3,150	3,150	34,655	50,405	55,277
Average interest rate	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%
Variable rate (RMB)	5,231,576	3,591,556	4,689,781	4,342,806	2,279,183	3,644,392	23,779,294	23,779,294
Average interest rate	4.84%	4.92%	4.59%	4.42%	4.34%	5.23%
Variable rate (US$)	29,802	29,802	29,802	29,802	76,321	46,964	242,493	242,493
Average interest rate	5.57%	5.60%	5.49%	5.70%	5.23%	5.84%

Medium-term notes and long-term bonds:

Fixed rate (RMB)	5,000,000	-	5,000,000	-	2,000,000	2,000,000	14,000,000	13,809,691
Average interest rate	5.08%		4.78%		4.45%	4.63%

Note:	Data in Renminbi equivalents

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

We use the majority of our futures contracts traded on the SHFE and LME to hedge against adverse fluctuations in aluminum prices. However, we limit the quantity of primary aluminum which can be hedged using these financial instruments to 50% of our annual quantity produced. In addition, the futures contracts are marked to market at statement of financial position dates and corresponding unrealized holding gains are recorded in the consolidated statement of comprehensive income for the year. As of December 31, 2009 and 2010, we did not hold any option contract. The unrealized holding losses for the years ended December 31, 2008 was RMB21.5 million. The unrealized holding losses amounted to RMB34.0 million for the year ended December 31, 2009. The unrealized holding gain amounted to RMB39.8 million (US$6.0 million) for the year ended December 31, 2010.

The fair value of futures contracts are based on quoted market prices. As of December 31, 2009 and 2010, our position in futures contracts is as follows:

As of December 31, 2009	As of December 31, 2010

		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity

		RMB'000	RMB'000	RMB'000			RMB'000	RMB'000	RMB'000

Futures Contracts:
Primary aluminum
-Short	60,135	971,242	1,034,003	(62,761)	January to	34,305	562,569	571,118	(8,549)	January to
					October 2010					November 2011
-Long	7,015	102,687	117,574	14,887	January to	1,000	16,557	16,790	233	March 2011
					February 2001
Zincum
-Short	10,580	224,591	224,508	83	April 2010	-	-	-	-	N/A
Copper
-Short	-	-	-	-	N/A	675	47,829	47,547	282	January 2011

		1,298,520	1,376,085	(47,791)			626,955	635,455	(8,034)

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	*	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	*	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	*	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	*	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADS per calendar year	*	Depositary services

Registration or transfer fees	*	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	*	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	*	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	*	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	*	As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program. From January 1, 2010 to April 1, 2011, we received from the depositary reimbursements of US$8,395.5, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal controls over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2010, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Mr. Wang Mengkui, Mr. Zhu Demiao and Mr. Zhang Zhuoyuan. Our Board has determined that Mr. Zhu Demiao, the chairman of the audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See "Item 6. Directors, Senior Management and Employees".

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers served as our independent auditor for the fiscal year ended December 31, 2010. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,

2009	2010

(RMB in thousands)

Audit fees(1) and audit-related fees(2)	20,302	16,430
All other fees(3)	12	-

Total	20,314	16,430

(1)	"Audit fees" represents fee obtained from annual audit work.

(2)

"Audit-related fees" represents fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit fees".

(3)	"All other fees" represents fees for the advisory services on SAP implementation project and overseas custom duties.

Our audit committee pre-approves all audit and non-audit services performed by our principal accountants, including the services provided by PricewaterhouseCoopers for the year ended December 31, 2010.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2010.

Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The NYSE has imposed a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow "home country" practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. As a foreign issuers listed on the NYSE, we are required to disclose a summary of the significant differences between our domestic corporate governance rules and NYSE corporate governance rules that apply to U.S. domestic issuers.

NYSE Listed Company Manual
	Requirements on Corporate Governance	Our Practice

Majority of independent directors

NYSE requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. PRC securities regulatory authorities require that the board of a listed company shall comprise at least one-third of independent directors.

Our Board currently comprises three independent directors and five non-independent directors which is in compliance with the requirement by the PRC securities regulatory authorities.

Compensation Committee	NYSE requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors. As a foreign private issuer, we are not subject to such requirement.	We have a remuneration committee that consists of three independent directors and one non-executive director.

Nominating Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating committees. As a foreign private issuer, we are not subject to such requirement.	We have a nomination committee that consists of two executive directors and three independent directors.

Corporate governance committee

NYSE requires a listed company to establish a corporate governance committee which comprises entirely of independent directors. The corporate governance committee shall be co-established with the nomination committee and have a written charter. The corporate governance committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) supervising the operation of the board and the management. The corporate governance committee shall also be subject to evaluation annually. There is no identical corporate governance requirement in the PRC.

Like most of the other companies incorporated in the PRC, we believe that corporate governance measures are of critical importance and should be implemented by the Board. We accordingly do not separately maintain a corporate governance committee.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 18 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Exhibit Number	Description

8.1	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2010
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By: /s/ XIONG Weiping

Name: XIONG Weiping
Title: Chief Executive Officer

Date: April 15, 2011

Report of Independent Registered Public Accounting Firm

To the shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together the "Group") at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, 2009 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

Hong Kong
April 15, 2011

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

As of December 31,

		2009	2010	2010
	Note	RMB	RMB	USD

ASSETS

Non-current assets
Intangible assets	7	3,049,475	3,033,875	459,678
Property, plant and equipment	8	89,661,081	90,778,672	13,754,344
Non-current assets held for sale	8(a)	-	40,965	6,207
Land use rights and leasehold land	9	1,943,547	2,180,946	330,446
Investments in jointly controlled entities	10(a)	685,459	990,568	150,086
Investments in associates	10(b)	197,070	1,212,608	183,728
Available-for-sale financial assets	11	56,313	44,878	6,800
Deferred income tax assets	12	1,647,240	1,410,781	213,755
Other non-current assets	13	401,127	304,199	46,091

		97,641,312	99,997,492	15,151,135

Current assets
Non-current assets held for sale	8(a)	-	621,705	94,198
Inventories	14	20,423,227	21,780,047	3,300,007
Trade and notes receivable	15	3,203,082	3,269,973	495,450
Other current assets	16	4,848,744	6,139,969	930,298
Financial assets at fair value through profit or loss		64	17,208	2,607
Restricted cash	17	365,409	462,935	70,142
Time deposits	17	91,941	50,000	7,576
Cash and cash equivalents	17	7,401,410	8,982,710	1,361,017

		36,333,877	41,324,547	6,261,295

Total assets		133,975,189	141,322,039	21,412,430

EQUITY

Equity attributable to equity holders of the Company
Share capital	18	13,524,488	13,524,488	2,049,165
Other reserves	19	19,083,252	19,553,623	2,962,670
Retained earnings
- proposed final dividend	33	-	154,179	23,360
- others	19	17,792,998	18,348,502	2,780,077

		50,400,738	51,580,792	7,815,272
Non-controlling interests		5,180,419	5,606,063	849,403

Total equity		55,581,157	57,186,855	8,664,675

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
As of December 31, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

As of December 31,

		2009	2010	2010
	Note	RMB	RMB	USD

LIABILITIES

Non-current liabilities

Borrowings	20	37,804,482	27,723,867	4,200,586
Deferred income tax liabilities	12	34,535	-	-
Other non-current liabilities	21	525,154	677,770	102,692

		38,364,171	28,401,637	4,303,278

Current liabilities
Financial liabilities at fair value through profit or loss		47,855	8,559	1,297
Borrowings	20	25,819,757	41,719,869	6,321,192
Other payables and accrued expenses	22	7,927,988	7,533,069	1,141,375
Trade and notes payable	23	6,172,443	6,376,342	966,112
Current income tax liabilities		61,818	95,708	14,501

		40,029,861	55,733,547	8,444,477

Total liabilities		78,394,032	84,135,184	12,747,755

Total equity and liabilities		133,975,189	141,322,039	21,412,430

Net current liabilities	2.1.1	(3,695,984)	(14,409,000)	(2,183,182)

Total assets less current liabilities		93,945,328	85,588,492	12,967,953

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

For the years ended December 31,

		2008	2009	2010	2010
	Note	RMB	RMB	RMB	USD

Revenue	6	76,728,147	70,268,005	120,994,847	18,332,553
Cost of sales		(70,960,668)	(69,079,446)	(113,349,941)	(17,174,234)

Gross profit		5,767,479	1,188,559	7,644,906	1,158,319

Selling and distribution expenses	25	(1,562,841)	(1,264,920)	(1,573,301)	(238,379)
General and administrative expenses	26	(2,507,011)	(2,956,506)	(2,623,740)	(397,536)
Research and development expenses		(177,507)	(177,756)	(164,235)	(24,884)
Impairment charge/write-off of on property,
plant and equipment	8	(1,334)	(623,791)	(701,781)	(106,331)
Other income	27(a)	100,781	151,142	328,853	49,826
Other gains, net	27(b)	212,840	403,836	491,024	74,398

Operating profit/(loss)		1,832,407	(3,279,436)	3,401,726	515,413

Finance income	28	193,091	125,139	91,109	13,804
Finance costs	28	(1,902,758)	(2,262,964)	(2,586,293)	(391,863)
Share of profit/(loss) of jointly controlled entities	10(a)	1,672	(50,392)	233,784	35,422
Share of profit of associates	10(b)	10,045	77,056	240,028	36,368

Profit/(loss) before income tax		134,457	(5,390,597)	1,380,354	209,144

Income tax benefit/(expense)	31	34,172	711,003	(411,216)	(62,305)

Profit/(loss) for the year		168,629	(4,679,594)	969,138	146,839

Other comprehensive (loss)/income, net of tax:
Reclassification of cumulated fair value changes
on available-for-sale financial assets upon disposal		-	-	(1,155)	(175)
Fair value changes on available-for-sale financial assets		(9,774)	(1,374)	-	-
Currency translation differences		(180,400)	115,427	40,833	6,187

Total other comprehensive (loss)/income
for the year, net of tax		(190,174)	114,053	39,678	6,012

Total comprehensive (loss)/income for the year		(21,545)	(4,565,541)	1,008,816	152,851

Profit/(loss) for the year attributable to:
Equity holders of the Company		19,485	(4,642,894)	778,008	117,880
Non-controlling interests		149,144	(36,700)	191,130	28,959

		168,629	(4,679,594)	969,138	146,839

Total comprehensive (loss)/income
for the year attributable to:
Equity holders of the Company		(166,906)	(4,528,309)	818,127	123,959
Non-controlling interests		145,361	(37,232)	190,689	28,892

		(21,545)	(4,565,541)	1,008,816	152,851

Basic and diluted earnings/(losses) per share for profit/(loss)
attributable to the equity holders of the Company
during the year (expressed in RMB per share)	32	RMB0.0014	RMB(0.34)	RMB0.06	USD0.01

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to equity holders of the Company

Capital reserves (Note 19)

			Other	Statutory		Currency	Investment			Non-
	Share	Share	capital	surplus	Special	translation	revaluation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total	interests	equity
	(Note 18)			(Note 19)	(Note 19)

Balance as of January 1, 2008
(Note 5)	13,524,488	17,124,629	325,766	5,719,084	893	10,047	7,547	23,949,960	60,662,414	3,805,144	64,467,558

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	-	19,485	19,485	149,144	168,629

Other comprehensive
(loss)/income:
Fair value changes on
available-for-sale
financial assets - gross	-	-	-	-	-	-	(7,048)	-	(7,048)	(4,451)	(11,499)
Fair value changes on
available-for-sale
financial assets - tax effect	-	-	-	-	-	-	1,057	-	1,057	668	1,725
Currency translation
differences	-	-	-	-	-	(180,400)	-	-	(180,400)	-	(180,400)

Total other comprehensive loss	-	-	-	-	-	(180,400)	(5,991)	-	(186,391)	(3,783)	(190,174)

Total comprehensive
(loss)/income	-	-	-	-	-	(180,400)	(5,991)	19,485	(166,906)	145,361	(21,545)

Transactions with owners:
Release of deferred government
grants	-	-	98,000	-	-	-	-	-	98,000	-	98,000
Acquisition of subsidiaries under
common control (Note 5)	-	(4,223,414)	-	-	-	-	-	-	(4,223,414)	(26,441)	(4,249,855)
Reversal of over-provision of
share issuance expenses	-	28,000	-	-	-	-	-	-	28,000	-	28,000
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	1,174,761	1,174,761
Disposals of subsidiaries	-	-	-	-	-	-	-	-	-	(7,554)	(7,554)
Capital injection from minority
shareholder of subsidiaries	-	-	-	-	-	-	-	-	-	555,443	555,443
Appropriation of reserves	-	-	-	80,148	33,334	-	-	(113,482)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(1,420,071)	(1,420,071)	(476,330)	(1,896,401)
Others	-	-	5,067	-	-	-	-	-	5,067	27,956	33,023

Total transactions with owners	-	(4,195,414)	103,067	80,148	33,334	-	-	(1,533,553)	(5,512,418)	1,247,835	(4,264,583)

Balance as of December 31, 2008	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to equity holders of the Company

Capital reserves (Note 19)

			Other	Statutory		Currency	Investment			Non-
	Share	Share	capital	surplus	Special	translation	revaluation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total	interests	equity
	(Note 18)			(Note 19)	(Note 19)

Balance as of January 1, 2009	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

Comprehensive income/(loss)
Loss for the year	-	-	-	-	-	-	-	(4,642,894)	(4,642,894)	(36,700)	(4,679,594)

Other comprehensive
income/(loss):
Fair value changes on
available-for-sale
financial assets - gross	-	-	-	-	-	-	(992)	-	(992)	(626)	(1,618)
Fair value changes on
available-for-sale
financial assets - tax effect	-	-	-	-	-	-	150	-	150	94	244
Currency translation
differences	-	-	-	-	-	115,427	-	-	115,427	-	115,427

Total other comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	-	114,585	(532)	114,053

Total comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	(4,642,894)	(4,528,309)	(37,232)	(4,565,541)

Transactions with owners:
Release of deferred government
grants	-	-	3,767	-	-	-	-	-	3,767	2,274	6,041
Acquisition of and capital
injection from
non-controlling interests	-	(42,575)	-	-	-	-	-	-	(42,575)	55,648	13,073
Acquisition of subsidiaries
under common
control (Note 5)	-	(37,755)	-	-	-	-	-	-	(37,755)	-	(37,755)
Increase in reserve	-	-	-	-	18,111	-	-	-	18,111	-	18,111
Share of reserve of an associate	-	-	-	-	4,409	-	-	-	4,409	10,796	15,205
Dividends paid to
non-controlling interests	-	-	-	-	-	-	-	-	-	(49,407)	(49,407)

Total transactions with owners	-	(80,330)	3,767	-	22,520	-	-	-	(54,043)	19,311	(34,732)

Balance as of December 31, 2009	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to equity holders of the Company

Capital reserves (Note 19)

			Other	Statutory		Currency	Investment			Non-
	Share	Share	capital	surplus	Special	translation	revaluation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total	interests	Equity
	(Note 18)			(Note 19)	(Note 19)

Balance as of January 1, 2010	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	-	778,008	778,008	191,130	969,138

Other comprehensive
income/(loss):
Reclassification of cumulated
fair value changes on
available-for-sale
financial assets upon
disposal - gross	-	-	-	-	-	-	(851)	-	(851)	(519)	(1,370)
Reclassification of cumulated
fair value changes on
available-for-sale
financial assets upon
disposal - tax effect	-	-	-	-	-	-	137	-	137	78	215
Currency translation
differences	-	-	-	-	-	40,833	-	-	40,833	-	40,833

Total other comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	-	40,119	(441)	39,678

Total comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	778,008	818,127	190,689	1,008,816

Transactions with owners:
Release of deferred government
grants	-	-	88,769	-	-	-	-	-	88,769	4,259	93,028
Acquisition of non-controlling
interests	-	(1,366)	-	-	-	-	-	-	(1,366)	1,366	-
Capital injection from
non-controlling interests	-	-	-	-	-	-	-	-	-	203,100	203,100
Partial disposal of
interest in a subsidiary
(Notes 2.2)	-	-	258,335	-	(806)	-	-	-	257,529	112,202	369,731
Increase in reserve	-	-	-	-	17,431	-	-	-	17,431	-	17,431
Share of reserve of an associate	-	-	357	-	(793)	-	-	-	(436)	(2,704)	(3,140)
Appropriation of statutory
surplus reserve	-	-	-	68,325	-	-	-	(68,325)	-	-	-
Dividend paid to
non-controlling interests	-	-	-	-	-	-	-	-	-	(83,268)	(83,268)

Total transactions with owners	-	(1,366)	347,461	68,325	15,832	-	-	(68,325)	361,927	234,955	596,882

Balance as of December 31, 2010	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	-	18,502,681	51,580,792	5,606,063	57,186,855

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

For the years ended December 31,

		2008	2009	2010	2010
	Note	RMB	RMB	RMB	USD

Net cash generated from/(used in) operating activities	34	5,023,984	(705,954)	7,103,859	1,076,342

Cash flows used in investing activities
Purchases of intangible assets	7	(180,814)	(14,618)	(7,099)	(1,076)
Purchases of property, plant and equipment		(16,791,469)	(9,597,274)	(8,325,947)	(1,261,507)
Purchases of land use rights and leasehold land		(277,397)	(260,670)	(2,937)	(445)
Proceeds from disposal of property, plant and equipment		23,274	38,503	233,007	35,304
Proceeds from partial disposal of a subsidiary		-	-	510,783	77,391
Deemed disposal - transformation from a subsidiary to an associate	10(b)	-	-	(23,601)	(3,576)
Capital injection to associates	10(b)	(30,000)	-	(748,650)	(113,432)
Capital injection to a jointly controlled entity	10(a)	(63,882)	(34,001)	(71,325)	(10,807)
Payments of consideration for acquisitions of
subsidiaries, net of cash acquired		(4,610,612)	(99,354)	-	-
Proceeds from disposal of available-for-sale financial assets	11	-	-	158,635	24,036
Interest received		6,364	4,785	4,879	739
Decrease in time deposits		-	-	47,278	7,163
Cash (outflow)/inflow from settlement of future
and option contracts, net	27	(52,215)	458,041	203,237	30,793
Deposit for investment projects	16	(250,000)	-	(849,809)	(128,759)
Refund of deposit for an investment project	16	-	-	269,575	40,845
Asset-related government grants received		-	-	385,299	58,379
Others		19,278	27,395	(43,642)	(6,610)

Net cash used in investing activities		(22,207,473)	(9,477,193)	(8,260,317)	(1,251,562)

Cash flows generated from financing activities

Installment payment of shares and bonds issuance expenses		(50,000)	(62,000)	(30,000)	(4,545)
Issuance of short-term and long-term bonds		15,000,000	-	12,694,000	1,923,333
Repayments of short-term bonds		(3,000,000)	(5,000,000)	-	-
Drawdown of short-term and long-term loans		32,401,404	38,057,460	34,141,516	5,172,957
Drawdown/(repayments) of shareholder's loans, net		276,270	(456,270)	-	-
Repayments of short-term and long-term loans		(16,049,094)	(27,644,308)	(41,195,138)	(6,241,688)
Capital injection from non-controlling interests		184,800	13,073	203,100	30,773
Dividends paid to non-controlling interests		(386,891)	(59,460)	(109,974)	(16,663)
Dividends paid to the equity holders of the Company		(1,456,892)	-	-	-
Interest paid		(2,549,247)	(3,271,782)	(2,985,951)	(452,417)

Net cash generated from financing activities		24,370,350	1,576,713	2,717,553	411,750

Net increase/(decrease) in cash and cash equivalents		7,186,861	(8,606,434)	1,561,095	236,530
Cash and cash equivalents at beginning of year	17	8,826,847	15,983,923	7,401,410	1,121,426
Exchange (losses)/gains on cash and cash equivalents		(29,785)	23,921	20,205	3,061

Cash and cash equivalents at end of year	17	15,983,923	7,401,410	8,982,710	1,361,017

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	General information

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and trading of non-ferrous metal products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange ("SSE") in 2007.

These financial statements are expressed in Chinese Renminbi ("RMB") unless otherwise stated. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2010 have been translated into United States Dollars ("USD") at the noon buying rate in New York city on December 30, 2010 (as December 31, 2010 was a public holiday) for cable transfers in RMB by the Federal Reserve Bank of New York of USD1.00 = RMB6.6000. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rates on December 31, 2010, or at any other dates.

These consolidated financial statements have been approved for issue by the Board of Directors on April 15, 2011.

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

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments) and certain properties, plant and equipment, intangible assets and investments in subsidiaries were stated at deemed costs.

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

2.1.1	Going concern

As of December 31, 2010, the Group's current liabilities exceeded its current assets by approximately RMB14,409 million (2009: RMB3,696 million). The Board of Directors of the Company has considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflow from operating activities in 2011;

*

Unutilized banking facilities of approximately RMB50,007 million as of December 31, 2010 (Note 3), of which amounts totaling RMB32,692 million are subject to renewal during the next 12 months from the date the Group's financial statements were approved; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

2.1.1	Going concern (Continued)

In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the capital markets to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

After making enquiries, the Board of Directors of the Company believe that the Group has adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board of Directors of the Company therefore continues to adopt the going concern basis in preparing these financial statements.

2.1.2	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2010.

*

IFRS 3 (revised), 'Business combinations', and consequential amendments to IAS 27 (revised), 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed. IFRS 3 (revised) has had no impact to the Group's financial statements as there was no business combination that occurred in the year ended December 31, 2010.

IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. The Group adopted IAS 27 (revised) from January 1, 2010. The adoption of IAS 27 (revised) resulted the recognition of deficit balance of non-controlling interest amounting to RMB62 million for the year ended December 31, 2010.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

2.1.2	Changes in accounting policy and disclosures (Continued)

(a)	New and amended standards adopted by the Group (Continued)

*

IAS 17 (amendment), 'Leases', deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. Prior to the amendment, lease of land which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under "Land use rights and leasehold land", and amortized over the lease term. IAS 17 (amendment) has been applied retrospectively for annual periods beginning January 1, 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired leasehold land and land use rights as of January 1, 2010 on the basis of information existing at the inception of those leases, and recognized the leasehold lands in Hong Kong as finance lease retrospectively. All of the land use rights are amortized or depreciated over time using straight-line method. Except for the inclusion of certain additional disclosure in relation to leasehold lands located in Hong Kong according to the relevant disclosure requirements for financial leases, the adoption of this amendment did not have a significant impact to the Group's financial statements.

*

IAS 36 (amendment), 'Impairment of assets', effective January 1, 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, 'Operating segments' (that is, before the aggregation of segments with similar economic characteristics). IAS 36 (amendment) has had no impact on the consolidated financial statement of the Group as the cash-generating units and groups of units of the Group to which goodwill was allocated for the purposes of impairment testing are not larger than operating segments.

*

IFRS 5 (amendment), 'Non-current assets held for sale and discontinued operations'. The amendment clarificaties that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The adoption of IFRS 5 (amendment) did not result any impact to the Group as the Group's existing policy comply with the requirements under IFRS 5 (amendment).

(b)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2010 but not currently relevant to the Group.

IAS1 (amendment)	Presentation of financial statements
IFRS 2 (amendment)	Group cash-settled share-based payment transactions
IFRIC 9	Reassessment of embedded derivatives and IAS 39,
Financial instruments: Recognition and measurement
IFRIC 16	Hedges of a net investment in a foreign operation
IFRIC 17	Distribution of non-cash assets to owners
IFRIC 18	Transfers of assets from customers

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

2.1.2	Changes in accounting policy and disclosures (Continued)

(c)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning January 1, 2010 and have not been early adopted.

*

IFRS 9, 'Financial instruments', issued in November 2009 and October 2010 (effective for financial year beginning January 1, 2013). It contains new measurement and classification rules for financial assets. On the basis of financial assets and liabilities it has as of December 31, 2010, it is likely that the adoption will affect the Group's accounting for its financial assets. The Group will adopt IFRS 9 from January 1, 2013.

*

IFRIC - Int 19, 'Extinguishing financial liabilities with equity instruments', (effective for financial year beginning July 1, 2010). The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will adopt the interpretation from January 1, 2011.

*

Amendments to IFRS 7, 'Financial instruments: disclosures'. The amendments were as a result of the May 2010 Improvements (effective for financial year beginning January 1, 2011) and amendments on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning July 1, 2011), respectively. The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The amendments on transfers of financial assets clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Group. The Group will adopt the amendments to IFRS 7 from January 1, 2011 and January 1, 2012, respectively.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of its financial statements will result.

2.2	Consolidation

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(a)	Merger accounting for business combinations under common control (Continued)

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest. The difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the acquire is recorded in equity.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is shorter, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which it is incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than business combination under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(c)	Subsidiaries (Continued)

The following is a list of principal subsidiaries:

Effective equity
Place of		Registered		interest held
incorporation	Legal	and fully	Business nature and
Name	and operation	status	paid capital	scope of operations	2009	2010

Baotou Aluminum	PRC	Limited	500,000	Manufacture and distribution	100%	100%
Co., Limited		liability		of primary aluminum,
()		company		aluminum alloy and
related fabrication products
and carbon products
Chalco Ruimin Co., Limited	PRC	Limited	1,360,494	Manufacture of aluminum,	90.12%	92.18%
("Chalco Ruimin")		liability		magnesium and related
()		company		alloy products,
(Note (i))				export activities
Chalco Southwest Aluminum	PRC	Limited	540,000	Manufacture and distribution	60%	60%
Co., Limited		liability		of metal materials
("Chalco Southwest		company		(excluding precious metals),
Aluminum")				sales of general machinery
()				and equipment
Chalco Southwest Aluminum	PRC	Limited	624,190	Rolling aluminum and	100%	100%
Cold Rolling Co., Limited		liability		aluminum alloy processing,
("Chalco Southwest Aluminum		company		development of high precision
Cold Rolling")				aluminum strip production
()				technology, import and
export activities on goods
and technology
Chalco Henan Aluminum	PRC	Limited	1,132,460	Manufacture and distribution	90.03%	90.03%
Co., Limited		liability		of aluminum and
("Henan Aluminum")		company		alloy related products
()
China Aluminum International	PRC	Limited	200,000	Import and export	90.50%	90.50%
Trading Co., Ltd		liability		activities
()		company
Shanxi Huasheng	PRC	Limited	1,000,000	Manufacture and distribution	51%	51%
Aluminum Co., Ltd.		liability		of primary aluminum,
()		company		aluminum alloy and
carbon-related products
Shanxi Huaze Aluminum	PRC	Limited	1,500,000	Manufacture and distribution	60%	60%
and Power Co., Ltd.		liability		of primary aluminum and
()		company		anode carbon products and
electricity generation
and supply
Fushun Aluminum	PRC	Limited	700,000	Aluminum smelting,	100%	100%
Co., Ltd.		liability		manufacture and
()		company		distribution of nonferrous
metals
Zunyi Aluminum	PRC	Limited	802,620	Manufacture and distribution	62.10%	62.10%
Co., Ltd.		liability		of primary aluminum
()		company

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(c)	Subsidiaries (Continued)

Effective equity
Place of		Registered		interest held
incorporation	Legal	and fully	Business nature and
Name	and operation	status	paid capital	scope of operations	2009	2010

Chalco Zunyi Alumina	PRC	Limited	Registered	Manufacture and distribution	67%	67%
Co., Ltd.		liability	capital	of alumina
("Zunyi Alumina")		company	1,400,000
()			Paid-in-capital
(Note(ii))			1,234,677
Shandong Huayu Aluminum	PRC	Limited	1,627,697	Manufacture and distribution	55%	55%
and Power Co., Ltd.		liability		of primary aluminum
()		company
Gansu Hualu Aluminum	PRC	Limited	529,240	Manufacture and distribution	51%	51%
Co., Ltd.		liability		of primary aluminum
()		company
Chalco Hong Kong Ltd.	Hong Kong	Limited	Hong Kong	Oversea investments and	100%	100%
()		liability	Dollars ("HKD")	alumina import and
		company	849,940,471	export activities
China Aluminum Mining	PRC	Limited	Registered	Manufacture, acquisition and	100%	100%
Co., Ltd.		liability	capital	distribution of bauxite
()		company	1,000,000	mines, limestone ore,
(Note (iii))			Paid-in-capital	aluminum magnesium ore
			700,000	and related nonferrous
				metal products
Jiaozuo Wanfang Aluminum	PRC	Limited	480,176	Aluminum smelting,	29%	24.002%
Manufacturing Co., Ltd.		liability		manufacture and
("Jiaozuo Wanfang")		company		distribution of
()				nonferrous metals
(Note (iv))

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	In June 2010, the Company injected cash amounting to RMB287 million (2009: RMB657 million) into Chalco Ruimin. Thereafter, the Group's equity interest in Chalco Ruimin increased from 90.12% to 92.18%.

(ii)

In September 2010, the Company injected cash amounting to RMB101 million (2009: RMB197 million), represented its share of the capital injection into Zunyi Alumina. As of December 31, 2010, the capital verification is in progress and other equity holder of Zunyi Alumina has not made its share of the capital injection.

(iii)	The difference between paid-in capital and registered capital is due to the company was split up in 2010 and the capital verification is in progress, the registered capital remained unchanged.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(c)	Subsidiaries (Continued)

Notes (Continued):

(iv)

In October 2010, the Company disposed a total of 5% equity interest of Jiaozuo Wanfang in an open market at market quoted price of the shares. Total cash proceeds less commission and other direct selling costs amounted to approximately RMB480 million. As a result of the disposal, the Company's equity interest in Jiaozuo Wanfang decreased from 29% to 24.002%, but the Company remains the single largest shareholder and its rights to nominate 5 of the 6 non-independent directors remained unchanged as of December 31, 2010. The balance of equity holdings in Jiaozuo Wanfang is dispersed and the other shareholders have not organized their interests and cannot easily organize themselves in such a way that they exercise more votes than the minority holder. In additions, all resolutions proposed by the Company in the past 3 years were approved. The directors of the Company are of the view that the Company has de facto control over Jiaozuo Wanfang.

(v)

During the year ended December 31, 2010, apart from the capital injection as set out in Notes (i) and (ii), the Company injected cash amounting to RMB611 million (2009: RMB839 million) to other subsidiaries of the Company.

(d)	Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit and loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit and loss where appropriate.

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

Investments in jointly controlled entities/associates acquired are accounted for using the equity method of accounting and are initially recognized at cost.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(e)	Jointly controlled entities and associates (Continued)

The Group's share of its jointly controlled entities'/associates' post-acquisition profits or losses is recognized in the statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity/associate equals or exceeds its interest in the jointly controlled entity/associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity/associate.

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

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

2.4	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within 'finance costs, net'. All other foreign exchange gains and losses are presented in the statement of comprehensive income within 'other gains, net'.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.4	Foreign currency translation (Continued)

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the balance sheet date;

(ii)

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income.

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

2.5	Property, plant and equipment

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

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	10 - 45 years
Machinery	10 - 30 years
Transportation facilities	10 years
Office and other equipment	4 - 5 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.5	Property, plant and equipment (Continued)

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within 'other gains, net' in the statement of comprehensive income.

Changes in accounting estimate

In July 2010, the Group has reassessed and adjusted the useful lives of certain property, plant and equipment based on the past experience. A summary of the changes in the estimated useful lives of different asset groups is as follows:

Effect of useful lives

Buildings	Increased 2 - 8 years
Machinery
- device tools, electricity distribution line and gas	Decreased 2 - 4 years
- others	Increased 0 - 2 years
Office and other equipment	Increased 0 - 2 years

The effect of this change in accounting estimate was recognized prospectively from July 1, 2010 onward. As a result of this change, depreciation expense for the year ended December 31,2010 and the net carrying value of property, plant and equipment as of December 31, 2010 are lowered and higher by approximately RMB384 million and RMB384 million, respectively. Annual depreciation expense is expected to be lowered by approximately RMB838 million in next year.

2.6	Construction-in-progress ("CIP")

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

2.7	Intangible assets

(a)	Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the Group's share of the net identifiable assets of subsidiaries/jointly controlled entities/associates acquired at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of jointly controlled entities and associates is included in investments in jointly controlled entities and associates respectively. Goodwill is tested for impairment annually or when an indication of impairment exists and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.7	Intangible assets (Continued)

(b)	Mining rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 20 years; others' are not more than 30 years.

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

2.8	Research and development

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

2.9	Impairment of non-financial assets

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.10	Financial assets

(a)	Classification

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the statement of financial position (Note 2.12).

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

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the statement of comprehensive income within 'other gains, net', in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of comprehensive income as part of other income when the Group's right to receive payments is established.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.10	Financial assets (Continued)

(b)	Recognition and measurement (Continued)

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

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are included in the statement of comprehensive income as 'other gains, net'.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the statement of comprehensive income as part of other income. Dividends on available-for-sale equity instruments are recognized in the statement of comprehensive income as 'other income' when the Group's right to receive payments is established.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from other comprehensive income and recognized in the statement of comprehensive income. Impairment losses recognized in the statement of comprehensive income on equity instruments are not reversed through the statement of comprehensive income. Impairment testing of trade receivables is described in Note 2.12.

2.11	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventory is usually determined by the excess of cost over net realizable value and recorded in the statement of comprehensive income. Net realizable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of impairment of inventory are recognized within 'cost of sales' in the statement of comprehensive income.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.12	Trade and notes receivable and other receivables

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

2.13	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown within borrowings in current liabilities on the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.14	Borrowings

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

2.15	Government grants

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.16	Trade and notes payable and other payables

Trade and notes payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Employee benefits

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

The Group primarily pays contributions on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The Group makes monthly defined contributions at rates of 20% (2009: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organization and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.18	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Shares of income tax expense of jointly controlled entities and associates are included in 'share of profits/(losses) of jointly controlled entities/associates'. Income tax expense is recognized in the statement of comprehensive income except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

The Group recognizes deferred income tax assets for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities arising from temporary differences relating to investments in jointly controlled entities and associates are recognized. However, when the Group is able to control the timing of the reversal of the temporary difference and it is probable that this temporary difference will not reverse in foreseeable future, no deferred income tax is recognized.

Deferred income tax assets and liabilities are offset in financial statements when they meet all the conditions below:

(i)	deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority;

(ii)	the Group has a legally enforceable right to settle current income tax assets and current income tax liabilities on a net basis.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.19	Revenue recognition

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

Revenue from the sales of goods is recognized when the Group transfers significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

(b)	Rendering of services

The Group provides transportation and packaging services to external customers. These services are recognized in the period when the related services are provided.

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

(d)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.20	Leases

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.20	Leases (Continued)

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.21	Borrowing costs

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

2.22	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23	Provisions

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
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors of the Company. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits and short-term and long-term loans denominated in USD, Australian Dollar ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and HKD. Related exposures are disclosed in Notes 17 and 20, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and issuing loans. As the foreign currency denominated assets and liabilities are minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group is not exposed to any significant foreign currency risk as of December 31, 2008, 2009 and 2010.

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 17), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and fixed deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant interest rate risk for its financial assets held as of December 31, 2008, 2009 and 2010.

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 20. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As of December 31, 2010, if interest rates had been 1% (2008 and 2009: 1%) higher/lower with all other variables held constant, profit for the year would have been RMB361 million (2008: RMB467 million; 2009: RMB509 million) lower/higher, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Cash flow and fair value interest rate risk (Continued)

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms is relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fix interest rate borrowings held as of December 31, 2008, 2009 and 2010.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. According to the Group's policy, the total quantity of primary aluminum which can be hedged using these financial instruments is limited to 50% of the annual quantity produced by the Group.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum prices. As of December 31, 2010, the fair value of outstanding future contracts amounting to RMB0.5 million (2009: RMB0.1 million) and RMB8.6 million (2009: RMB47.9 million) are recognized in financial assets and liabilities at fair value through profit or loss, respectively. As of December 31, 2009 and 2010, the Group did not hold any option contract.

A summary of future and option contracts held as of December 31, 2009 and 2010 is as follows:

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

As of December 31, 2009

	Quantity
	(expressed	Contract	Market	Contract
	in tones)	value	value	Maturity

Primary aluminum:
-Short position	60,135	971,242	1,034,003	Jan to Oct 2010
-Long position	7,015	102,687	117,574	Jan to Feb 2010

Zincum:
-Short position	10,580	224,591	224,508	Apr 2010

As of December 31, 2010

	Quantity
	(expressed	Contract	Market	Contract
	in tones)	value	value	Maturity

Primary aluminum:
-Short position	34,305	562,569	571,118	Jan to Nov 2011
-Long position	1,000	16,557	16,790	Mar 2011

Copper:
-Short position	675	47,829	47,547	Jan 2011

As of December 31, 2010, if the primary aluminum futures price had been 3% (2008: 2%; 2009: 3%) higher/lower and all other variables held constant, profit for the year would have been RMB202 million lower/higher (2008: RMB30 million and 2009: RMB140 million higher/lower).

(b)	Credit risk

Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amount of these receivables and amounts of respective financial guarantees included in Notes 15, 16, 17 and 20 represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong state support provided to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(b)	Credit risk (Continued)

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

As of December 31, 2008, 2009 and 2010, none of the individual customers exceed 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group is not exposed to any significant concentration of credit risk as of December 31, 2008, 2009 and 2010.

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

As of December 31, 2010, the Group had total banking facilities of approximately RMB96,706 million (2009: RMB88,664 million) of which amounts totaling RMB46,699 million have been utilized as of December 31, 2010 (2009: RMB49,897 million). Banking facilities of approximately RMB68,463 million will be subject to renewals in 2011. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2010, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD107 million (equivalent to RMB708.63 million) (2009: USD117 million (equivalent to RMB798.90 million)) of which USD15 million (equivalent to RMB99.12 million) (2009: USD0.06 million (equivalent to RMB0.38 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

The table below analyzes the Group's non-derivative financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from balance sheet dates to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within			Over
	1 year	1-2 years	2-5 years	5 years	Total

As of December 31, 2009
Long-term bank and other loans	2,826,472	5,909,537	13,916,224	6,073,488	28,725,721
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	5,000,000	-	10,000,000
Short-term bank loans	22,993,285	-	-	-	22,993,285
Interest payables for borrowings	3,264,567	1,652,829	2,665,592	621,619	8,204,607
Financial liabilities at fair
value through profit or loss	47,855	-	-	-	47,855
Other payables and
accrued expenses (Note)	7,609,285	-	-	-	7,609,285
Trade and notes payable	6,172,443	-	-	-	6,172,443

	42,913,907	12,562,366	21,581,816	8,695,107	85,753,196

As of December 31, 2010
Long-term bank and other loans	5,264,528	3,624,508	11,457,145	3,726,011	24,072,192
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	5,000,000	-	7,000,000	-	12,000,000
Short-term bonds	10,700,000	-	-	-	10,700,000
Short-term bank loans	20,589,680	-	-	-	20,589,680
Interest payables for borrowings	2,599,084	1,322,756	2,157,311	372,181	6,451,332
Financial liabilities at fair
value through profit or loss	8,559	-	-	-	8,559
Other payables and
accrued expenses (Note)	6,897,074	-	-	-	6,897,074
Trade and notes payable	6,376,342	-	-	-	6,376,342

	57,435,267	4,947,264	20,614,456	6,098,192	89,095,179

Note:

Accrued payroll and bonus, staff welfare payables, contribution payable for retirement benefits and obligations in relation to early retirement schemes are excluded for the purpose of the above analysis.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.2	Fair value estimation

Below is a summary of analysis on financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

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

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted price are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regular agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

As of December 31, 2010, all available-for-sale financial assets of the Group are measured at Level 3 fair value (2009: Level 3, except for available-for-sale financial assets amounting to RMB1 million are measured at Level 1) ; except for financial assets at fair value through profit or loss amounting to RMB17 million (2009: nil), are measured at Level 2 fair value, all other financial assets and liabilities at fair value through profit or loss are measured at Level 1 (2009: Level 1) fair value.

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

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payable, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debts less non-controlling interests.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.3	Capital risk management (Continued)

During 2009 and 2010, the change in sales price of the Group's primary products has adversely impacted profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as of December 31, 2009 and 2010 is as follows:

	2009	2010

Total borrowings and other liabilities	78,297,679	84,039,476
Less: restricted cash, time deposits and cash and cash equivalents	(7,858,760)	(9,495,645)

Net debts	70,438,919	74,543,831

Total equity	55,581,157	57,186,855
Add: net debts	70,438,919	74,543,831
Less: non-controlling interests	(5,180,419)	(5,606,063)

Total capital attributable to equity holders of the Company	120,839,657	126,124,623

Gearing ratio	58%	59%

There is no significant change in gearing ratio between December 31, 2009 and 2010.

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

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a)	Property, plant and equipment - recoverable amount

In accordance with the Group's accounting policy (Note 2.9), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	Critical accounting estimates and judgments (Continued)

(a)	Property, plant and equipment - recoverable amount (Continued)

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

(b)	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

(c)	Estimated impairment of inventories - net realizable value

In accordance with the Group's accounting policy (Note 2.11), the Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. For inventories held for executed sales contracts, the management estimates net realizable value based on the contracted price; for other inventories, the management estimates realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issue by the Board of Directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as of the balance sheet date.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
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

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of assets and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred income tax assets amounting to approximately RMB1,536 million as of December 31, 2010 (2009: approximately RMB1,818 million). Deferred income tax assets are recognized based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

(e)	Goodwill - recoverable amount

In accordance with the Group's accounting policy (Note 2.7(a)), goodwill is allocated to the Group's operating segment as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations under common control

On May 30, 2008, the Company acquired the following six companies from Aluminum Corporation of China ("Chinalco") (), the Company's immediate and ultimate holding company, and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous") () (an entity controlled by Chinalco) for total cash consideration of RMB4,175 million. On October 1, 2008, the Company also acquired the aluminum alloy business from Pingguo Aluminum Company (an entity controlled by Chinalco) ("Aluminum alloy business of Pingguo Aluminum") for cash consideration of RMB96 million. Pursuant to the relevant acquisition agreements, the original shareholders of these companies/business are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates and respective effective acquisition dates. In this connection, the Company had received RMB27 million from Pingguo Aluminum Company for the acquisition of the Aluminum alloy business of Pingguo Aluminum in 2008, and has to pay Chinalco and China Nonferrous a total of RMB6 million for the acquisition of the six companies below. As of December 31, 2010, the amount payable to Chinalco and China Nonferrous remained outstanding. All these entities are incorporated and operated in the PRC and their details are as follows:

Name of acquiree	Principal activities

Lanzhou Liancheng Longxing Aluminum Company Limited	Manufacture and distribution of primary aluminum
()
Huaxi Aluminum Company Limited	Manufacture and distribution of aluminum fabrication products
()
Chalco Ruimin	Manufacture and distribution of aluminum fabrication products
Chalco Southwest Aluminum Cold Rolling	Manufacture and distribution of aluminum fabrication products
Chalco Southwest Aluminum	Manufacture and distribution of aluminum fabrication products
Henan Aluminum	Manufacture and distribution of aluminum fabrication products
Aluminum alloy business of Pingguo Aluminum	Manufacture and distribution of aluminum alloy rods
()

As both the Company and all the above acquired companies/business are under the common control of Chinalco before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein. For the period between January 1, 2008 and May 30, 2008, revenue and net profit contributed by the aforementioned six companies amounted to RMB6,490 million and RMB106 million, respectively. For the period between January 1, 2008 and October 1, 2008, revenue and net loss contributed by the aforementioned Aluminum alloy business of Pingguo Aluminum amounted to RMB543 million and RMB17 million, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Business combinations under common control (Continued)

On October 29, 2009, the Company acquired 100% equity interest of the following companies/business from Zhongzhou Aluminum Factory, a company registered in Henan province in the PRC and a subsidiary of Chinalco and Zhongzhou Aluminum Factory Labour Services Company Limited for total cash consideration of RMB35 million. Pursuant to the terms set out in the acquisition agreements, the original shareholders/owners of these companies/business are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates, March 31, 2009, and October 29, 2009. In this connection, the Company had paid an additional RMB2 million to the original shareholders/owners of these companies/business in February 2010. The acquired companies/business are:

Name of acquiree	Principal activities

Henan Zhongzhou Aluminum Construction Company Ltd	Provision of construction and engineering
("Zhongzhou Construction")	services for mining industry
()
Jiaozuo Hongrui Chemical Company Ltd	Supply of chemical products and accessory
()	supplies for the mining industry
Henan Xincheng Construction Supervisory	Provision of management services for
Services Company Ltd	construction projects work
("Xincheng Construction")
()
Limestone mine business of Zhongzhou	Supply of limestone products
Aluminum Fengying Company Ltd.
()

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

In accordance with the requirements under merger accounting, the consolidated statement of financial position and the consolidated statement of comprehensive income for the year ended December 31, 2008 are presented on an "as if" consolidated basis as follows:

For the year ended December 31, 2008

		Acquired
		companies/
	Before	business under	Consolidation	As if
	acquisition	common control	adjustments	consolidated

Revenues	76,725,941	289,269	(287,063)	76,728,147
Profit for the year	158,372	22,063	(11,806)	168,629
Total current assets	42,486,987	138,936	(68,928)	42,556,995
Total non-current assets	93,040,532	50,952	(36,327)	93,055,157
Total current liabilities	38,522,073	148,188	(48,163)	38,622,098
Total non-current liabilities	36,808,624	-	-	36,808,624
Total equity	60,196,822	41,700	(57,092)	60,181,430

There is no business combination under common control completed during the year ended December 31, 2010.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Revenue and segment information

(a)	Revenue

Revenue recognized during the year is as follows:

For the years ended December 31,

	2008	2009	2010

Sales of goods (net of value-added tax)	73,679,573	68,556,451	118,374,341
Other revenue	3,048,574	1,711,554	2,620,506

	76,728,147	70,268,005	120,994,847

Other revenue primarily includes revenue from sales of scrap and other materials, supply of electricity, gas, heat and water and provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in this consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

In July 2010, as result of the implementation of the Group's operational structural adjustment exercise, the Group's trading business was established as a new operating segment. In addition, the Group also redesigned its internal reports periodically reviewed by the Executive Committee in order to better alight with the Group's operational structure. As a result of these changes, the Executive Committee considers the business from a product perspective comprising alumina, primary aluminum, aluminum fabrication for the Group's manufacturing business, and trading business is identified as a separate reportable operating segment. In addition, the Group's operating segments also include corporate and other services which cover other operating activities of the Group including research and development. Accordingly, 2008 and 2009 comparative information has been reclassified to conform to 2010 presentation/classification.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Alumina fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to external customers in the PRC. The products are sourced from fellow subsidiaries, and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to trading segment.

Segment assets mainly exclude prepaid current income tax and deferred income tax assets. Segment liabilities mainly exclude the current income tax liabilities and deferred income tax liabilities.

All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2008

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	27,311,219	51,273,073	10,485,380	37,047,036	605,162	(49,993,723)	76,728,147
Inter-segment revenue	(16,622,241)	(23,302,260)	(740,870)	(9,328,352)	-	49,993,723	-

Revenue from
external customers	10,688,978	27,970,813	9,744,510	27,718,684	605,162	-	76,728,147

Segment profit/(loss)	511,220	614,516	(612,017)	(175,558)	(469,878)	266,174	134,457
Income tax benefit							34,172

Profit for the year							168,629

Other items
Finance income	23,877	35,986	5,963	14,823	112,442	-	193,091
Finance costs	(321,267)	(935,163)	(308,067)	1,343	(339,604)	-	(1,902,758)
Share of loss of jointly
controlled entities	-	-	-	-	1,672	-	1,672
Share of profit
of associates	-	14,788	-	-	(4,743)	-	10,045
Amortization of land use
rights and leasehold land	23,453	16,390	6,658	-	-	-	46,501
Depreciation and
amortization	2,410,900	2,440,773	309,608	2,363	126,037	-	5,289,681
(Gain)/loss on disposal
of property, plant
and equipment	46,094	11,859	1,525	(344)	16	-	59,150
Impairment charge/write-off
of property, plant
and equipment	1,334	-	-	-	-	-	1,334
Reversal for impairment of
inventories	302,301	407,318	206,637	-	-	-	916,256
Provision for impairment
of receivables, net of bad
debts recovered	(10,254)	(20,347)	(3,489)	-	-	-	(34,090)

Additions to non-current
assets during the year
Intangible assets	249,965	38,885	130	610	62,573	-	352,163
Land use rights	150,611	147,113	24,600	-	-	-	322,324
Property, plant and equipment	9,463,240	10,726,494	1,780,579	3,482	76,348	-	22,050,143

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2009

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	18,289,471	42,731,218	7,102,579	38,451,272	286,088	(36,592,623)	70,268,005
Inter-segment revenue	(12,555,416)	(16,463,537)	(1,062,138)	(6,511,532)	-	36,592,623	-

Revenue from
external customers	5,734,055	26,267,681	6,040,441	31,939,740	286,088	-	70,268,005

Segment (loss)/profit	(2,895,597)	(1,426,521)	(897,907)	632,500	(689,217)	(113,855)	(5,390,597)
Income tax benefit							711,003

Loss for the year							(4,679,594)

Other items
Finance income	10,635	28,693	6,701	13,457	65,653	-	125,139
Finance costs	(383,409)	(1,231,458)	(315,643)	(1,378)	(331,076)	-	(2,262,964)
Share of loss of jointly
controlled entities	-	-	-	-	(50,392)	-	(50,392)
Share of profit
of associates	-	75,498	-	-	1,558	-	77,056
Amortization of land use
rights and leasehold land	14,833	17,828	7,419	-	7,442	-	47,522
Depreciation and amortization	2,574,998	2,662,595	341,062	2,950	134,200	-	5,715,805
(Gain)/loss on disposal of
property, plant and
equipment	(5,319)	20,503	-	-	12,160	-	27,344
Impairment charge/write-off
of property, plant
and equipment	128,775	335,432	159,584	-	-	-	623,791
Reversal for impairment
of inventories	(213,736)	(501,391)	(194,617)	(423)	-	-	(910,167)
Provision for impairment of
receivables, net of bad
debts recovered	10,862	1,039	603	-	175	-	12,679

Additions to non-current
assets during the year
Intangible assets	71,580	33,309	383	-	22,125	-	127,397
Land use rights	250,091	10,579	-	-	-	-	260,670
Property, plant
and equipment	5,389,115	2,770,827	2,054,675	2,155	80,705	-	10,297,477

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	26,837,922	53,255,011	10,466,016	90,141,373	190,326	(59,895,801)	120,994,847
Inter-segment revenue	(24,689,632)	(26,847,748)	(150,676)	(8,159,134)	(48,611)	59,895,801	-

Revenue from
external customers	2,148,290	26,407,263	10,315,340	81,982,239	141,715	-	120,994,847

Segment profit/(loss)	1,077,144	358,782	(323,568)	860,637	(490,258)	(102,383)	1,380,354
Income tax expense							(411,216)

Profit for the year							969,138

Other items
Finance income	17,572	18,493	4,824	13,210	37,010	-	91,109
Finance costs	(532,291)	(1,307,058)	(309,644)	(90,976)	(346,324)	-	(2,586,293)
Share of profit of jointly
controlled entities	-	-	-	-	233,784	-	233,784
Share of profit
of associates	-	230,098	570	-	9,360	-	240,028
Amortization of land use
rights and leasehold land	27,779	21,123	7,645	8	2,190	-	58,745
Depreciation and amortization	2,756,616	3,075,767	362,391	3,246	100,612	-	6,298,632
(Gain)/loss on disposal of
property, plant and
equipment	(2,473)	(26,974)	48	-	75	-	(29,324)
Impairment charge/write-off
of property, plant
and equipment	372,629	329,152	-	-	-	-	701,781
Provision/(reversal) for
impairment of inventories	15,562	18,798	(86)	-	-	-	34,274
Provision for impairment of
receivables, net of bad
debts recovered	20,066	1,157	1,711	-	4,800	-	27,734

Additions to non-current
assets during the year
Intangible assets	69,598	19,546	444	1,082	37,183	-	127,853
Land use rights	166,527	117,094	15,840	-	-	-	299,461
Property, plant
and equipment	4,124,751	3,365,592	1,042,731	14,047	42,374	-	8,589,495

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As of December 31, 2009:
Segment assets	52,302,401	53,257,537	13,818,766	6,937,975	11,071,289	(5,351,526)	132,036,442
Unallocated:
Deferred income tax assets							1,647,240
Prepaid income tax							291,507

Total assets							133,975,189

Segment liabilities	26,219,954	31,110,437	9,926,120	6,243,025	10,035,814	(5,237,671)	78,297,679
Unallocated:
Deferred income tax liabilities							34,535
Current income tax liabilities							61,818

Total liabilities							78,394,032

As of December 31, 2010:
Segment assets	54,746,269	54,253,441	15,508,792	7,979,162	13,434,371	(6,315,016)	139,607,019
Unallocated:
Deferred income tax assets							1,410,781
Prepaid income tax							304,239

Total assets							141,322,039

Segment liabilities	27,038,548	31,115,258	11,712,111	6,568,614	13,703,723	(6,098,778)	84,039,476
Unallocated:
Current income tax liabilities							95,708

Total liabilities							84,135,184

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the years ended December 31,

	2008	2009	2010

Segment revenue from external customers
- The PRC	76,563,287	70,241,729	120,990,827
- Other countries	164,860	26,276	4,020

	76,728,147	70,268,005	120,994,847

As of December 31,

	2009	2010

Non-current assets (excluding financial assets and deferred income tax assets)
- The PRC	95,239,803	98,112,058
- Other countries	697,956	429,775

	95,937,759	98,541,833

For the year ended December 31, 2010, revenues of approximately RMB28,945 million (2008: RMB11,615 million; 2009: RMB13,645 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with its proportion of segment revenue more than 10%.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Intangible assets

			Computer
		Mining	software
	Goodwill	rights	and others	Total

As of January 1, 2009
Cost	2,362,735	655,034	128,381	3,146,150
Accumulated amortization	-	(122,554)	(35,527)	(158,081)

Net book amount	2,362,735	532,480	92,854	2,988,069

Year ended December 31, 2009
Opening net book amount	2,362,735	532,480	92,854	2,988,069
Additions	-	92,166	35,231	127,397
Amortization	-	(45,740)	(20,251)	(65,991)

Closing net book amount	2,362,735	578,906	107,834	3,049,475

As of December 31, 2009
Cost	2,362,735	741,292	163,612	3,267,639
Accumulated amortization	-	(162,386)	(55,778)	(218,164)

Net book amount	2,362,735	578,906	107,834	3,049,475

Year ended December 31, 2010
Opening net book amount	2,362,735	578,906	107,834	3,049,475
Additions	-	72,754	55,099	127,853
Reclassification (Note 8)	-	(75,876)	-	(75,876)
Amortization	-	(45,388)	(22,189)	(67,577)

Closing net book amount	2,362,735	530,396	140,744	3,033,875

As of December 31, 2010
Cost	2,362,735	738,170	218,711	3,319,616
Accumulated amortization	-	(207,774)	(77,967)	(285,741)

Net book amount	2,362,735	530,396	140,744	3,033,875

Amortization expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the years ended December 31,

	2008	2009	2010

Cost of sales	37,862	43,486	52,584
General and administrative expenses (Note 26)	15,085	22,505	14,993

	52,947	65,991	67,577

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Intangible assets (Continued)

Impairment test for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs identified according to operating segments. A segment level summary of goodwill allocation is presented below:

As of December 31,

2009	2010

		Primary		Primary
	Alumina	aluminum	Alumina	aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
Jiaozuo Wanfang Power Co., Ltd. ("Wanfang Power")	-	31,790	-	31,790

	189,419	2,173,316	189,419	2,173,316

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 14.31% (2009: 10.50%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as of December 31, 2010 (2009: Nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 7.86% and 6.95% respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a increase or decrease in the recoverable amount of 6.47% and 4.73% respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Property, plant and equipment

				Office and
		Plant and	Transportation	other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

As of January 1, 2009
Cost	28,503,020	71,116,046	3,051,914	580,191	20,870,953	124,122,124
Accumulated depreciation
and impairment	(8,142,809)	(28,229,722)	(1,443,698)	(296,625)	(20,244)	(38,133,098)

Net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026

Year ended December 31, 2009
Opening net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026
Transfers/reclassifications	2,786,508	8,259,495	172,847	296	(11,219,146)	-
Additions	58,023	218,337	2,221	6,260	9,910,720	10,195,561
Disposals	(13,820)	(30,572)	(706)	(444)	(20,305)	(65,847)
Depreciation	(1,060,987)	(4,565,604)	(241,323)	(67,870)	-	(5,935,784)
Currency translation differences	3,217	(95)	(2)	(1)	98,797	101,916
Impairment loss	(144,150)	(315,703)	(4,014)	(341)	(159,583)	(623,791)

Closing net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

As of December 31, 2009
Cost	31,325,327	78,965,256	3,203,745	562,745	19,637,651	133,694,724
Accumulated depreciation and impairment	(9,336,325)	(32,513,074)	(1,666,506)	(341,279)	(176,459)	(44,033,643)

Net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

Year ended December 31, 2010
Opening net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081
Transfers/reclassifications (Note 7)	3,098,411	5,615,592	122,885	11,035	(8,772,047)	75,876
Transfer to non-current assets held for sale	-	(41,162)	(567)	(509)	(620,432)	(662,670)
Additions	47,787	9,397	6,098	2,742	8,523,471	8,589,495
Disposals	(14,913)	(103,223)	(5,094)	(346)	(184,868)	(308,444)
Depreciation	(1,091,191)	(4,497,643)	(242,367)	(66,256)	-	(5,897,457)
Currency translation differences	455	68	(51)	(22)	22,122	22,572
Impairment loss	(4,596)	(323,547)	(164)	(845)	(372,629)	(701,781)

Closing net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

As of December 31, 2010
Cost	34,139,583	82,844,111	3,167,132	564,879	18,461,694	139,177,399
Accumulated depreciation and impairment	(10,114,628)	(35,732,447)	(1,749,153)	(397,614)	(404,885)	(48,398,727)

Net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Property, plant and equipment (Continued)

Depreciation expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the years ended December 31,

	2008	2009	2010

Cost of sales	5,005,571	5,404,648	6,014,643
General and administrative expenses (Note 26)	225,903	238,174	207,075
Selling and distribution expenses (Note 25)	5,260	6,992	9,337

	5,236,734	5,649,814	6,231,055

As of December 31, 2010, the Group is in the process of applying for the ownership certificates of buildings at net book value of RMB2,869 million (2009: RMB2,268 million).

As of December 31, 2010, net book value of buildings amounting to RMB6 million (2009: RMB7 million) are situated in Hong Kong.

For the year ended December 31, 2010, interest expenses of RMB645 million (2008: RB920 million; 2009: RMB880 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate of approximately 4.77% (2008: 6.77%; 2009: 5.30%), and were included in 'additions' to property, plant and equipment.

As of December 31, 2010, the Group has pledged property, plant and equipment at net book value amounting to RMB1,117 million (2009: RMB1,712 million) for bank and other borrowings as set out in Note 24.

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The cash generating units are individual plant/entity. The carrying value of these individual plant/entity was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost, related expenses and applicable exchange rate. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 10.12% (2009: 10.50%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

Where it is considered more likely than not that an individual CGU will be disposed within the near-term rather than continue to be held and operated by the Group, the recoverable amount is based on the estimated net disposal value of the CGU less cost to disposal rather than by reference to its value-in-use.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Property, plant and equipment (Continued)

Impairment test for property, plant and equipment (Continued)

Except for the assets to be retired or dispose of and the assets related to the exploration and development of bauxite resources in Aurukun, Queensland, Australia (the "AuruKun Project") mentioned in Notes 8(a) and 8(b), based on management's impairment assessment, there was no impairment to other property, plant and equipment of the Group as of December 31, 2010 (2009: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 4.40% and 4.63% decrease or increase in the estimated recoverable amount of property, plant and equipment respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 0.88% and 1.01% increase or decrease in the estimated recoverable amount of property, plant and equipment respectively.

For the year ended December 31, 2010, impairment charges and write-off in aggregate amounting to RMB702 million (2008: RMB1 million; 2009: RMB624 million) was recognized in the consolidated statement of comprehensive income. Details of these impairment losses are analyzed as follows:

(a)

As a result of adjustments to the Group's operational structure from late 2009 through 2010, the Group determined that certain properties, plant and equipment would be retired (including certain constructions in progress would be abandoned) or disposed through a sale transaction. As of December 31, 2010, an impairment loss amounted to RMB329 million (2009: RMB624 million) represented the difference between the carrying value of these property, plant and equipment of RMB370 million (2009: RMB1,600 million) and their estimated recoverable amounts (estimated fair value less costs to sell).

In addition, property, plant and equipment amounting to RMB663 million (2009: nil) as of December 31, 2010 are reclassified to 'current assets' as non-current assets held for sale in accordance with the requirement under IFRS 5 'Non-current assets held for sales and discontinued operations', of which non-current assets held for sale amounting to RMB41 million (2009: nil) are classified in 'non-current assets' as these assets will be exchanged for interest in an associate.

(b)

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the Aurukun Project. Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to continue discussion in ways to continue development of the Aurukun Project. In October 2010, the Company submitted a proposal to the Queensland State Government a revised development plan pursuant to which the Company could continue to mine the bauxite resources but postponing or terminating the building of the bauxite refinery plant, at the same time, to seek alternative investment projects, which could enable the Company to earn a reasonable profit. On December 3, 2010, Queensland State Government has offered to the Company a revised development agreement which allowing the Company to change the AuruKun Project from a mining plus refinery plant integrated project to a mining plus replacement project. With the approval from the Company's Executive Committee, the Company and the Queensland State Government are currently in discussion based on this revised development agreement and aim to finalize the relevant terms and conditions that can be mutually agreeable between the parties. As of December 31, 2010, no formal agreement has been reached between the parties.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Property, plant and equipment (Continued)

Impairment test for property, plant and equipment (Continued)

(b)	(Continued)

As of December 31, 2010, total capitalized development costs in relation to Aurukun Project amounts to RMB733 million (2009: RMB636 million). In view of the planned cessation of building of alumina plant, all capitalized development costs attributable to the refinery plant as of December 31, 2010 were fully provided for which resulting a charge of RMB373 million (2008 and 2009: nil) recognized in the consolidated statement of comprehensive income.

With respect to the mining operation, management conducted an impairment assessment at December 31, 2010 in accordance with the aforementioned methodology, and concluded that there was no impairment of the capitalized development attributable to the mining operation (2009: nil).

The level of impairment is predominantly dependent upon judgments used in arriving at project disposal value, future growth rates, the discount rate applied to cash flow projections and successfully develop the mining operation of the Aurukun Project. The estimates and judgment used in the aforementioned assessment represent management's best estimate based on current experience and information available, which may be different from the actual result in the future due to changes in the Group's business and other external environment. Any significant changes in estimated average alumina price, USD:AUD exchange rate, expected capital expenditures or new development agreement would lead to some or all of the capitalized assets would have been impaired.

9.	Land use rights and leasehold land

Details of land use rights and leasehold land are as follows:

As of December 31,

	2009	2010

Finance leases:
In Hong Kong, held on:
Leases between 10 to 50 years	92,660	87,281

Operating leases:
In the mainland of the PRC, held on:
Leases less than 10 years	16,083	10,807
Leases between 10 to 50 years	1,834,625	2,075,731
Leases over 50 years	179	7,127

	1,943,547	2,180,946

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Land use rights and leasehold land (Continued)

(a)	Finance leases

	2009	2010

As of January 1,
Cost	98,875	98,724
Accumulated amortization	(3,718)	(6,064)

Net book amount	95,157	92,660

Year ended December 31,
Opening net book amount	95,157	92,660
Exchange differences	(151)	(3,317)
Amortization	(2,346)	(2,062)

Closing net book amount	92,660	87,281

As of December 31,
Cost	98,724	95,407
Accumulated amortization	(6,064)	(8,126)

Net book amount	92,660	87,281

As of December 31, 2010, finance lease represent leasehold land situated in Hong Kong held on lease of 36 years (2009: 37 years).

For the years ended December 31, 2008, 2009 and 2010, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

(b)	Operating leases prepayments

	2009	2010

As of January 1,	1,635,393	1,850,887
Additions	260,670	299,461
Amortization	(45,176)	(56,683)

As of December 31,	1,850,887	2,093,665

As of December 31, 2010, the Group is in the process of applying for the certificates of land use rights amounted to RMB371 million (2009: RMB338 million).

For the years ended December 31, 2008, 2009 and 2010, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	Investments in jointly controlled entities/associates

(a)	Investments in jointly controlled entities

Movements in investments in jointly controlled entities are as follows:

	2009	2010

As of January 1,	701,850	685,459
Capital injections	34,001	71,325
Share of (loss)/profit for the year	(50,392)	233,784

As of December 31,	685,459	990,568

As of December 31, 2009 and 2010, jointly controlled entities of the Group, all of which are unlisted, are as follows:

Effective
equity
Place of			Business	interest
incorporation		Registered	nature and	held
and	Legal	and fully	scope of
Name	operation	status	paid capital	operations	2009	2010

Shanxi Jinxin Aluminum Co., Ltd.	PRC	Limited	20,000	Manufacture and distribution of	50%	50%
("Jinxin Aluminum")		liability		primary aluminum
()		company
(Note (i))
Guangxi Huayin Aluminum Co. Ltd.	PRC	Limited	2,441,987	Manufacture and	33%	33%
()		liability		distribution of alumina
(Note (ii))		company

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	As of December 31, 2010, the Group's investments in Jinxin Aluminum have been fully written-down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)	During the year ended December 31, 2010, the Company injected cash amounting to RMB71 million (2008: RMB64 million; 2009: RMB34 million) to Guangxi Huayin Aluminum Co. Ltd.

For the years ended December 31, 2009 and 2010, the Group's shares of interests in its jointly controlled entities are as follows:

As of December 31,

	2009	2010

Assets	2,754,414	2,787,528
Liabilities	(2,068,955)	(1,796,960)
Revenue	771,048	1,333,472
(Loss)/profit for the year	(50,392)	233,784

Proportionate interests in jointly controlled
entities' capital commitments	169,652	26,996

There were no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	Investments in jointly controlled entities/associates (Continued)

(b)	Investments in associates

Movements in investments in associates are as follows:

	2009	2010

As of January 1,	104,809	197,070
Capital injection/additions (Note (i))	-	748,650
Transformation from a subsidiary to an associate (Note (ii))	-	30,000
Share of profit for the year	77,056	240,028
Share of change in reserves	15,205	(3,140)

As of December 31,	197,070	1,212,608

Notes:

(i)

During the year ended December 31, 2010, the Group injected cash amounting to RMB549 million (2008 and 2009: nil) and RMB200 million (2008 and 2009: nil) to Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. () and Henan Zhongfu Special Aluminum Co., Ltd (), respectively, according to the Group's proportionate interest in the respective associates.

(ii)

In March 2010, the Company entered into an investment agreement with Duofuduo Chemical Co., Ltd. ("Duofuduo Chemical") (). Pursuant to the agreement, Duofuduo Chemical injected cash of RMB37 million into Fushun Fluoride Co., Ltd. ("Fushun Fluoride") () for 55% equity interest in Fushun Fluoride. Thereafter, the Company's equity interest in Fushun Fluoride decreased from 100% to 45% and the Company ceased to have control from June 30, 2010 onwards. At the same time, Fushun Fluoride changed its name to Duofuduo (Fushun) Technology Development Co., Ltd. ().

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	Investments in jointly controlled entities/associates (Continued)

(b)	Investments in associates

As of December 31, 2009 and 2010, associates of the Group, all of which are unlisted, are as follows:

Effective
equity
Place of			Business	interest
incorporation		Registered	nature and	held
and	Legal	and fully	scope of
Name	operation	status	paid capital	operations	2009	2010

ABC-CA Fund Management	PRC	Limited	200,000	Investments	15%	15%
Co., Ltd.		liability
()		company
(Note (i))
Jiaozuo Coal Group Xinxiang	PRC	Limited	800,000	Coal production	8.7%	7.2%
(Zhaogu) Energy Corporation		liability
Co., Ltd.		company
(
)
(Note (ii))
Jiaozuo Wanfang Industry	PRC	Limited	10,000	Sales of construction	8.7%	7.2%
Co., Ltd.		liability		materials and other goods
()		company
(Note (ii))
Duofuduo(Fushun) Technology	PRC	Limited	66,660	Manufacture and distribution	-	45.0%
Development Co., Ltd		liability		of fluoride products
()		company
Henan Zhongfu Special	PRC	Limited	Registered	Manufacture and distribution	-	23.4%
Aluminum Co., Ltd		liability	capital	of aluminum fabrication
()		company	769,000	products
			Paid-in-capital
			251,088

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC-CA Fund Management Co., Ltd. through its appointment of a director into the board of directors of ABC-CA Fund Management Co., Ltd.

(ii)

Jiaozuo Wanfang Industry Co., Ltd. and Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. are associate companies of the Group's 24.002% (2009: 29%) subsidiary, Jiaozuo Wanfang, in which it holds a 30% (2009: 30%) direct equity interest. As of December 31, 2010, the Group's effective interest in these associate companies decreased from 8.7% to 7.2% as a result of the partial disposal of Jiaozuo Wanfang (Note 2.2).

For the years ended December 31, 2009 and 2010, the Group's shares of interests in its associates are as follows:

As of December 31,

	2009	2010

Assets	603,273	1,761,469
Liabilities	(406,203)	(548,861)
Revenue	459,605	998,846
Profit for the year	77,056	240,028

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Available-for-sale financial assets

	2009	2010

As of January 1,	38,214	56,313
Additions	20,000	-
Disposals	(283)	(10,065)
Fair value changes	(1,618)	(1,370)

As of December 31,	56,313	44,878

In December 2010, the Group disposed all its 5% equity interest in China Aluminum International Engineering Corporation Limited, a fellow subsidiary of the Company, to its parent company at a cash consideration of approximately RMB165 million (2009: nil). The disposal resulted a gain of RMB155 million (2009: nil) (Note 27(b)).

As of December 31, 2010, all (2009: RMB55 million) are unlisted securities in the PRC. All available-for-sale financial assets are denominated in RMB (2009: all in RMB).

12.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. As of December 31, 2010, the analysis of deferred income tax assets and deferred income tax liabilities is as follows:

As of December 31,

	2009	2010

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	767,915	404,650
- Deferred income tax assets to be recovered within 12 months	879,325	1,006,131

	1,647,240	1,410,781

Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	31,600	-
- Deferred income tax liabilities to be settled within 12 months	2,935	-

	34,535	-

	1,612,705	1,410,781

The movements in deferred income tax are as follows:

	2009	2010

As of January 1,	663,768	1,612,705
Recognition in other comprehensive income	244	215
Recognition in reserve	-	(110,402)
Recognition in profit or loss	948,693	(91,737)

As of December 31,	1,612,705	1,410,781

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	Deferred income tax (Continued)

The movements in deferred income tax assets and liabilities during the years ended December 31, 2009 and 2010, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred income tax assets:

				Tax deduction
	Provision for			on purchases of
	impairment of	Impairment of		domestically		Unrealized	Reversal of
	receivables and	property, plant	Accrued	manufactured	Deductible	profit at	asset
	inventories	and equipment	expenses	equipment	tax losses	consolidation	revaluation	Others	Total

As of January 1, 2009	229,789	23,115	3,714	280,297	211,845	19,030	60,366	53,359	881,515
Recognition in profit or loss	(157,436)	115,607	79,242	(220,205)	1,089,638	20,845	(6,936)	15,998	936,753

As of December 31, 2009	72,353	138,722	82,956	60,092	1,301,483	39,875	53,430	69,357	1,818,268
Recognition in reserve	-	-	-	-	(110,402)	-	-	-	(110,402)
Recognition in profit or loss	2,851	(51,000)	57,615	(51,166)	(126,402)	31,702	(27,238)	(7,964)	(171,602)

As of December 31, 2010	75,204	87,722	140,571	8,926	1,064,679	71,577	26,192	61,393	1,536,264

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	Deferred income tax (Continued)

Movement of deferred income tax liabilities:

		Fair value	Depreciation
		changes of	of property,	Amortization
	Interest	financial	plant and	of intangible
	capitalization	assets	equipment	assets	Others	Total

As of January 1, 2009	133,230	448	27,998	2,020	54,051	217,747
Recognition in other comprehensive income	-	(244)	-	-	-	(244)
Recognition in profit or loss	(5,973)	17	6,618	674	(13,276)	(11,940)

As of December 31, 2009	127,257	221	34,616	2,694	40,775	205,563
Recognition in other comprehensive income	-	(215)	-	-	-	(215)
Recognition in profit or loss	(5,902)	2,570	(34,616)	(2,694)	(39,223)	(79,865)

As of December 31, 2010	121,355	2,576	-	-	1,552	125,483

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has not recognized deferred income tax assets of RMB529 million (2009: RMB468 million) in respect of accumulated tax losses amounting to RMB2,117 million (2009: RMB1,871 million) that can be carried forward against future taxable income as it was not considered probable that those assets would be realized. As of December 31, 2009 and 2010, the expiry profile of these tax losses are analyzed as follows:

As of December 31,

	2009	2010

Expiring in
2011	16,270	16,270
2012	279,094	279,094
2013	397,956	397,956
2014	1,177,855	971,634
2015	-	451,856

Total	1,871,175	2,116,810

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	Other non-current assets

As of December 31,

	2009	2010

Advances and deposits to suppliers	237,555	164,745
Other prepayments	163,572	139,454

	401,127	304,199

14.	Inventories

As of December 31,

	2009	2010

Raw materials	8,635,393	9,498,670
Work-in-progress	4,863,109	5,710,686
Finished goods	5,944,645	5,632,858
Spare parts	1,045,263	1,033,063
Packaging materials and others	9,139	13,366

	20,497,549	21,888,643
Less: provision for impairment of inventories	(74,322)	(108,596)

	20,423,227	21,780,047

Note:

The Group classifies all alumina products manufactured by group companies which are held for primary aluminum production of other group companies as 'raw materials' at balance sheet date. Prior to 2010, the Group classifies all alumina product manufactured by group companies as 'finished goods'. Accordingly, the above 2009 comparative figures were reclassified to conform to current year presentation.

Movements on the provision for impairment of inventories are as follows:

	2009	2010

As of January 1,	984,489	74,322
Provision for impairment of inventories	33,756	360,889
Reversal arising from increase in net realisable value	-	(199,305)
Reversal upon sales of inventories	(943,923)	(127,310)

As of December 31,	74,322	108,596

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	Trade and notes receivable

As of December 31,

	2009	2010

Trade receivables	1,840,813	1,689,469
Less: provision for impairment of receivables	(423,362)	(401,066)

	1,417,451	1,288,403
Notes receivable	1,785,631	1,981,570

	3,203,082	3,269,973

As of December 31, 2010, except for trade and notes receivable of the Group amounting to RMB530 million (2009: RMB739 million) and RMB8 million (2009: RMB6 million) which denominated in USD and EUR respectively, all other trade and notes receivable were denominated in RMB.

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period from 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. As of December 31, 2009 and 2010, the ageing analysis of trade and notes receivable is as follows:

As of December 31,

	2009	2010

Within 1 year	3,062,131	3,148,858
Between 1 and 2 years	89,570	33,477
Between 2 and 3 years	27,595	54,716
Over 3 years	447,148	433,988

	3,626,444	3,671,039

The credit quality of trade and notes receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. As of December 31, 2009 and 2010, there is no history of default for these customers above.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	Trade and notes receivable (Continued)

Trade and notes receivable that are past due less than one year are not considered impaired. As of December 31, 2010, trade and notes receivable of RMB103 million (2009: RMB131 million) of the Group were past due but not impaired. These receivables relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these trade and notes receivable is as follows:

As of December 31,

	2009	2010

Within 1 year	25,478	13,610
Between 1 and 2 years	78,040	33,117
Between 2 and 3 years	11,597	41,290
Over 3 years	15,868	15,214

	130,983	103,231

As of December 31, 2010, trade and notes receivable of RMB432 million (2009: RMB447 million) of the Group were substantially impaired and a provision of RMB401 million (2009: RMB423 million) was made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. However, it was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

As of December 31,

	2009	2010

Between 2 and 3 years	15,998	13,426
Over 3 years	431,280	418,774

	447,278	432,200

Movements on the provision for impairment of trade and notes receivable are as follows:

	2009	2010

As of January 1,	421,862	423,362
Provision for impairment	20,690	4,000
Written off	(13,248)	(25,680)
Reversal	(5,942)	(616)

As of December 31,	423,362	401,066

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	Other current assets

As of December 31,

	2009	2010

Advances and deposits to suppliers	395,457	328,864
Advances to employees	33,822	35,179
Value-added tax recoverable	1,587,023	1,769,908
Receivable of value-added tax refund	89,073	141,511
Receivables from sales of non-core businesses	134,585	134,334
Deposits for investments projects (Note)	255,054	854,809
Loans and receivables	381,804	282,437
Others	217,686	170,748

	3,094,504	3,717,790

Less: provision for impairment of other receivables	(221,332)	(186,553)

	2,873,172	3,531,237
Prepaid income tax	291,507	304,239
Prepayments to suppliers for purchases	1,684,065	2,304,493

Total other current assets	4,848,744	6,139,969

Note:

As of December 31, 2010, deposits for investments projects mainly represent deposits paid for the proposed acquisition of certain business and assets related to coal and bauxite mines amounting to RMB640 million and RMB210 million, respectively.

As of December 31, 2009, deposits for investments projects mainly represent deposits paid for the proposed acquisitions of Fushun Power Plant and certain assets of other companies. As the proposed acquisitions did not implement according to the framework agreement, the entire deposits amounting to RMB255 million were refunded in February 2010.

As of December 31, 2010, except for other current assets of the Group amounting to RMB0.04 million (2009: RMB7.40 million), RMB3 million (2009: RMB0.5 million) and RMB7 million (2009: RMB0.5 million) which denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB.

As of December 31, 2009 and 2010, the ageing analysis of other receivables is as follows:

As of December 31,

	2009	2010

Within 1 year	2,665,489	3,380,547
Between 1 and 2 years	123,717	114,525
Between 2 and 3 years	17,574	9,871
Over 3 years	287,724	212,847

	3,094,504	3,717,790

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	Other current assets (Continued)

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history.

Other receivables that are past due less than one year are generally not considered impaired. As of December 31, 2010, other receivables of RMB46 million (2009: RMB72 million) of the Group were past due but not impaired. The credit terms of these receivables were repayment on demand. The ageing analysis of these other receivables is as follows:

As of December 31,

	2009	2010

Within 1 year	18,727	4,642
Between 1 and 2 years	14,758	9,456
Between 2 and 3 years	9,182	9,410
Over 3 years	29,362	22,157

	72,029	45,665

As of December 31, 2010, other receivables of RMB191 million (2009: RMB265 million) of the Group were impaired and a provision of RMB187 million (2009: RMB221 million) was made. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

As of December 31,

	2009	2010

Between 2 and 3 years	7,033	59
Over 3 years	258,362	190,690

	265,395	190,749

Movements on the provision for impairment of other receivables are as follows:

	2009	2010

As of January 1	224,544	221,332
Provision for impairment	844	28,206
Written off	(2,004)	(60,400)
Reversal	(2,052)	(2,585)

As of December 31	221,332	186,553

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	Bank balance and cash

As of December 31,

	2009	2010

Restricted cash	365,409	462,935
Time deposits	91,941	50,000
Cash and cash equivalents	7,401,410	8,982,710

	7,858,760	9,495,645

As of December 31, 2009 and 2010, restricted cash mainly represented deposits held for issued letters of credit and notes payable (Note 23).

As of December 31, 2010, the annual effective interest rate of the above time deposits was 2.75% (2009: 5.00%) with average maturity of one year (2009: one year).

As of December 31, 2010, bank balances and cash on hand of the Group were denominated in the following currencies.

As of December 31,

	2009	2010

RMB	7,540,715	9,054,616
USD	103,754	303,253
HKD	46,822	31,131
EUR	2,380	3,003
AUD	165,089	103,642

	7,858,760	9,495,645

18.	Share capital

As of December 31,

	2009	2010

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As of December 31, 2009 and 2010, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

Of the total issued A shares, the trading of the 5,649,217,045 A shares (2009: 5,649,217,045 A shares) held by Chinalco and its subsidiaries are subject to the Trading Moratorium and the Terms of the Trading Moratorium. Accordingly, these shares can only be traded after a lock-up period of 3-year, which expired on January 4, 2011.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	Reserves

(i)	Share premium

Included in share premium are mainly premium on issuance shares and reserves resulting from acquisitions of common control entities.

(ii)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group. Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

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

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and is not available for distribution to shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings

As of December 31,

	2009	2010

Long-term borrowings
Bank and other loans (Note (a))
- Secured (Note 24)	798,627	705,405
- Guaranteed (Note (e))	4,250,715	2,883,313
- Unsecured	23,676,379	20,483,474

	28,725,721	24,072,192

Medium-term notes and long-term bonds (Note (b))
- Guaranteed (Note (e))	1,983,983	1,986,133
- Unsecured	9,921,250	11,923,820

	11,905,233	13,909,953

Total long-term borrowings	40,630,954	37,982,145

Current portion of long-term borrowings	(2,826,472)	(10,258,278)

Non-current portion of long-term borrowings	37,804,482	27,723,867

Estimated fair value of total long-term borrowings	40,785,144	37,886,755

Short-term borrowings
Bank loans (Note (c))
- Secured (Note 24)	645,000	215,000
- Guaranteed (Note (e))	880,000	1,225,000
- Unsecured	21,468,285	19,149,680

	22,993,285	20,589,680

Short-term bonds, unsecured (Note (d))	-	10,871,911

Current portion of long-term borrowings	2,826,472	10,258,278

Total short-term borrowings and
current portion of long-term borrowings	25,819,757	41,719,869

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings (Continued)

As of December 31, 2010, except for borrowings of the Group amounting to RMB50 million (2009: RMB49 million) and RMB938 million (2009: RMB299 million) which denominated in JPY and USD respectively, all other borrowings were denominated in RMB.

Notes:

(a)	Long-term bank and other loans

The maturity of long-term bank and other loans of the Group are set out below:

Bank and other
financial institution loans	Other loans

As of December 31,	As of December 31,

	2009	2010	2009	2010

Within 1 year	2,775,641	5,252,402	50,831	12,126
Between 1 and 2 years	5,891,327	3,612,382	18,210	12,126
Between 2 and 5 years	13,861,595	11,420,768	54,629	36,377
Over 5 years	5,999,298	3,673,783	74,190	52,228

	28,527,861	23,959,335	197,860	112,857

Wholly repayable within 5 years	21,958,438	19,788,446	-	-

The weighted average annual interest rates of long-term bank and other loans for the years ended December 31, 2009 and 2010 are 5.28% and 5.25%, respectively.

(b)	Medium-term notes and long-term bonds

Outstanding long-term bonds and medium-term notes are summarized as follows:

	Effective	As of December 31,
Face value/	interest
	maturity	rate	2009	2010

2007 long-term bonds	2,000,000/2017	4.64%	1,983,983	1,986,133
2008 medium-term notes	5,000,000/2011	5.62%	4,978,750	4,993,750
2008 medium-term notes	5,000,000/2013	4.92%	4,942,500	4,957,500
2010 medium-term notes	1,000,000/2015	4.34%	-	986,381
2010 medium-term notes	1,000,000/2015	4.20%	-	986,189

			11,905,233	13,909,953

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings (Continued)

Notes: (Continued)

(b)	Medium-term notes and long-term bonds (Continued)

Long-term bonds and medium-term notes were issued for capital expenditure purposes and operating cash flows and bank loans re-financing, respectively.

(c)	Short-term bank loans

The weighted average annual interest rates of short-term bank loans for the years ended December 31, 2009 and 2010 are 4.96% and 4.55%, respectively.

(d)	Short-term bonds

Outstanding short-term bonds are summarized as follows:

	Effective	As of December 31,
Face value/	interest
	maturity	rate	2009	2010

2010 short-term bonds	5,000,000/2011	3.04%	-	5,101,634
2010 short-term bonds	5,000,000/2011	3.17%	-	5,070,277
2010 short-term bonds	300,000/2011	3.70%	-	300,000
2010 short-term bonds	400,000/2011	3.82%	-	400,000

			-	10,871,911

All the above short-term bonds were issued for working capital.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings (Continued)

Notes: (Continued)

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees are set out as follows:

As of December 31,

Guarantors	2009	2010

Long-term bonds
Bank of Communications ()	1,983,983	1,986,133

Long-term loans
Chinalco	2,315,760	1,581,301
Shanxi Zhangze Electric Power Co., Ltd.
()
(Note (ii))	400,000	-
Luoyang Economic Investment Co., Ltd.
("Luoyang Economic")
()
(Note (ii))	101,111	98,832
Lanzhou Aluminum Factory
()
(Note (i))	92,354	36,200
Yichuan Power Industrial Group Company
("Yichuan Power")
()
(Note (ii))	70,115	58,595
Luoyang Longquan Aluminum Products Co., Ltd.
()
(Note (ii))	57,000	51,300
China Nonferrous	44,375	37,085
The Company	1,170,000	1,020,000

	4,250,715	2,883,313

Short-term loans
Chinalco	180,000	1,225,000
The Company	700,000	-

	880,000	1,225,000

Notes:

(i)	Guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	Guarantors are non-controlling shareholders of certain subsidiaries of the Company.

(iii)	Guarantor is a subsidiary of Chinalco.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	Other non-current liabilities

As of December 31,

	2009	2010

Advances from customers	68,847	-
Obligations in relation to early retirement schemes	231,273	208,378
Others	225,034	469,392

	525,154	677,770

Obligations in relation to early retirement schemes:

During the years ended December 31, 2009 and 2010, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As of December 31, 2009 and 2010, included in 'other non-current liabilities' were obligations in relation to retirement benefits under the Group's early retirement schemes as follows:

	2009	2010

As of January 1,	24,757	303,205
Provision made during the year
(Note 29)	284,562	69,072
Interest costs	-	5,778
Utilization during the year	(6,114)	(85,193)

As of December 31,	303,205	292,862

Non-current	231,273	208,378
Current (Note 22)	71,932	84,484

	303,205	292,862

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Other payables and accrued expenses

As of December 31,

	2009	2010

Payable for capital expenditures	4,382,597	4,201,502
Sales and other deposits from customers	1,679,594	1,215,080
Accrued payroll and bonus	8,677	353,292
Staff welfare payables	192,826	159,579
Contribution payable for retirement benefits	45,268	38,640
Current portion of obligation in relation to early retirement schemes (Note 21)	71,932	84,484
Taxes other than income taxes payable (Note)	353,547	391,074
Consideration payable for acquisition of businesses	13,497	5,740
Payables withheld as guarantees and deposits	157,817	177,568
Dividends payable	115,978	89,272
Accrued interest	338,476	359,990
Others	567,779	456,848

	7,927,988	7,533,069

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As of December 31, 2010, except for other payables and accrued expenses of the Group amounting to RMB2 million (2009: RMB2 million), RMB1 million (2009: nil) and RMB7 million (2009: RMB16 million) which denominated in HKD, EUR and AUD respectively, all other other payables and accrued expenses were denominated in RMB.

23.	Trade and notes payable

As of December 31,

	2009	2010

Trade payables	4,440,736	4,339,300
Notes payable	1,731,707	2,037,042

	6,172,443	6,376,342

As of December 31, 2010, except for trade and notes payable of the Group amounting to RMB41 million (2009: RMB70 million) and RMB1 million (2009: RMB54 million) which denominated in USD and EUR respectively, all other trade and notes payable were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	Trade and notes payable (Continued)

As of December 31, 2009 and 2010, the ageing analysis of trade and notes payable is as follows:

As of December 31,

	2009	2010

Within 1 year	5,892,834	6,152,987
Between 1 and 2 years	212,488	68,421
Between 2 and 3 years	31,131	117,265
Over 3 years	35,990	37,669

	6,172,443	6,376,342

24.	Pledge of assets

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 20. As of December 31, 2009 and 2010, a summary of these pledged assets is as follows:

As of December 31,

	2009	2010

Property, plant and equipment	1,711,957	1,116,883
Land use rights	320,055	126,153
Inventories	57,500	45,000
Trade and notes receivable	15,000	55,000

	2,104,512	1,343,036

25.	Selling and distribution expenses

For the years ended December 31,

	2008	2009	2010

Transportation and loading expenses	1,058,062	812,479	1,090,831
Packaging expenses	202,116	145,518	180,523
Port expenses	62,121	71,418	59,429
Employee benefit expenses	39,267	36,954	37,799
Sales commissions and other handling fees	17,719	22,123	12,990
Warehouse and other storage fees	27,412	32,273	30,119
Marketing and advertising expenses	16,406	12,253	14,818
Depreciation of non-production property,
plant and equipment (Note 8)	5,260	6,992	9,337
Others	134,478	124,910	137,455

	1,562,841	1,264,920	1,573,301

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	General and administrative expenses

For the years ended December 31,

	2008	2009	2010

Employee benefit expenses	633,986	1,025,009	840,371
Taxes other than income tax expense (Note)	573,885	546,810	614,704
Depreciation of non-production property,
plant and equipment (Note 8)	225,903	238,174	207,075
Amortization of land use rights and
leasehold land (Note 9)	46,501	47,522	58,745
Amortization of intangible assets (Note 7)	15,085	22,505	14,993
Operating lease rental expenses	201,754	198,975	106,098
Traveling and entertainment	164,131	125,686	141,472
Utilities and office supplies	90,969	78,850	82,737
Pollutants discharge fees	26,025	40,230	33,985
Repairs and maintenance	76,271	48,644	43,911
Insurance expense	68,595	81,424	79,513
Auditors' remuneration	39,351	30,636	25,698
Legal and other professional fees	38,403	46,451	23,370
Others	306,152	425,590	351,068

	2,507,011	2,956,506	2,623,740

Note:

Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

27.	Other income and other gains, net

(a)	Other income

For the year ended December 31, 2010, other income represented government grants amounting to RMB329 million (2008: RMB101 million; 2009: RMB151 million).

(b)	Other gains/(losses), net

For the years ended December 31,

	2008	2009	2010

Realized gain on future and option contracts, net	288,778	456,337	248,799
Unrealized (loss)/gain on future and option contracts, net	(21,450)	(34,012)	56,440
(Loss)/gain on disposal of property, plant and equipment	(59,150)	(27,344)	29,324
Gain on disposal of available-for-sale financial assets	-	5,827	156,066
Others	4,662	3,028	395

	212,840	403,836	491,024

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

28.	Finance costs, net

For the years ended December 31,

	2008	2009	2010

Finance income - interest income from banks	(193,091)	(125,139)	(91,109)

Interest expense, net of capitalized interest (Note 8)	1,864,888	2,299,780	2,575,661
Exchange losses/(gains), net	37,870	(36,816)	10,632

Finance cost	1,902,758	2,262,964	2,586,293

Finance cost, net	1,709,667	2,137,825	2,495,184

Interest capitalization rate	6.77%	5.30%	4.77%

29.	Employee benefit expenses

For the years ended December 31,

	2008	2009	2010

Salaries and bonus	3,782,078	3,992,582	4,231,627
Housing fund	365,166	355,305	339,615
Staff welfare and other expenses (Note)	802,090	773,575	747,314
Employment expense in relation to
early retirement schemes (Note 21)	1,277	284,562	69,072
Retirement benefit costs-defined
contribution schemes	762,196	809,877	695,866

	5,712,807	6,215,901	6,083,494

Note:

Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 30.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the years ended December 31, 2008, 2009 and 2010 are as follows:

For the years ended December 31,

	2008	2009	2010

Fees	947	994	870
Basic salaries, housing fund, other allowances and benefits in kind	2,606	2,536	2,099
Discretionary bonus	1,121	1,055	929
Retirement benefit costs-defined contribution schemes	115	131	113

	4,789	4,716	4,011

The remuneration of each director and supervisor of the Company for the year ended December 31, 2008 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiao Yaqing	-	684	374	23	1,081
Luo Jianchuan	-	572	312	23	907
Chen Jihua	-	468	169	23	660
Liu Xiangmin	-	468	169	23	660
Shi Chungui	150	-	-	-	150
Kang Yi	214	-	-	-	214
Poon Yiu Kin, Samuel
(resigned on May 9, 2008)	84	-	-	-	84
Zhang Zhuoyuan	214	-	-	-	214
Zhu Demiao
(appointed on May 9, 2008)	143	-	-	-	143
Wang Mengkui
(appointed on May 9, 2008)	142	-	-	-	142

	947	2,192	1,024	92	4,255

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	414	97	23	534
Zhang Zhankui	-	-	-	-	-

	-	414	97	23	534

Total	947	2,606	1,121	115	4,789

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2009 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping
(appointed on May 26, 2009)	-	382	191	16	589
Xiao Yaqing
(resigned on March 27, 2009)	-	271	137	11	419
Luo Jianchuan	-	560	293	26	879
Chen Jihua	-	469	169	26	664
Liu Xiangmin	-	469	169	26	664
Shi Chungui	150	-	-	-	150
Kang Yi	211	-	-	-	211
Zhang Zhuoyuan	211	-	-	-	211
Wang Mengkui	211	-	-	-	211
Zhu Demiao	211	-	-	-	211

	994	2,151	959	105	4,209

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	385	96	26	507
Zhang Zhankui	-	-	-	-	-

	-	385	96	26	507

Total	994	2,536	1,055	131	4,716

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2010 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	648	328	29	1,005
Luo Jianchuan	-	556	285	29	870
Chen Jihua
(resigned on October 28, 2010)	-	428	151	26	605
Liu Xiangmin	-	467	165	29	661
Shi Chungui	150	-	-	-	150
Lv Youqing
(appointed on June 22, 2010)	-	-	-	-	-
Kang Yi
(resigned on June 22, 2010)	99	-	-	-	99
Zhang Zhuoyuan	207	-	-	-	207
Zhu Demiao	207	-	-	-	207
Wang Mengkui	207	-	-	-	207

	870	2,099	929	113	4,011

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	-	-	-	-
Zhang Zhankui	-	-	-	-	-

	-	-	-	-	-

Total	870	2,099	929	113	4,011

The remuneration of the directors and supervisors of the Company fell within the following bands:

Number of individuals

	2008	2009	2010

nil to 1,000	12	13	12
1,000 to 1,500	1	-	1

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

During the year, no options were granted to the directors or the supervisors of the Company (2008 and 2009: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2008 and 2009: nil).

No directors or supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the year ended December 31, 2010, the five highest paid individuals of the Group include 3 (2008: 4; 2009: 3) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining 2 (2008: 1; 2009: 2) individual during the year is as follows:

For the years ended December 31,

	2008	2009	2010

Basic salaries, housing fund,
other allowances and benefits in kind	468	936	935
Discretionary bonus	169	339	330
Retirement benefit costs-
defined contribution plans	23	49	52

	660	1,324	1,317

31.	Income tax (benefit)/expense

For the years ended December 31,

	2008	2009	2010

Current income tax expense:
- PRC enterprise income tax	272,758	237,690	319,479
Deferred income tax (benefit)/expense (Note 12)	(306,930)	(948,693)	91,737

	(34,172)	(711,003)	411,216

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Income tax (benefit)/expense (Continued)

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

Upon the implementation of the new Corporate Income Tax Law ("CIT Law") from January 1, 2008, the applicable corporate income tax rate of the Group was adjusted to 25%. However, for those branches and subsidiaries of the Company which were entitled to a preferential rate of 15%, their income tax rate gradually increase to 25% over 5 years, while those entities located in the western region of China continue to enjoy the applicable preferential income tax rate of 15% without any upward adjustment before 2011, but will change to 25% thereafter.

Deferred income tax is calculated in full on temporary differences under the liability method using tax rates substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit/(loss) of the consolidated entities as follows:

For the years ended December 31,

	2008	2009	2010

Profit /(loss) before income tax	134,457	(5,390,597)	1,380,354
Tax expense/(benefit) calculated at standard
income tax rate of 25% (2008 and 2009: 25%)	33,614	(1,347,649)	345,089
Tax effects of:
Preferential income tax rates applicable
to certain branches and subsidiaries	(11,897)	63,925	(37,288)
Impact of change on income tax rate	-	-	54,252
Tax losses for which no deferred income
tax assets were recognized (Note 12)	99,489	294,464	110,015
Utilization of previously unrecognized
tax losses and expenses	(43,803)	-	(48,606)
Tax credit for purchases of qualified domestic-made
equipment (recognized)/not recognized (Note 12)	(92,397)	220,205	-
Tax incentive in relation to deduction
limits of certain expenses	(20,559)	(23,777)	(13,267)
Income not subject to tax	(14,714)	(9,420)	(147,484)
Expenses not deductible for tax purposes	16,095	91,249	148,505

Income tax (benefit)/expense	(34,172)	(711,003)	411,216

Weighted average effective tax rate	(25.42%)	13.19%	29.79%

Share of income tax expense of associates and jointly controlled entities of RMB77 million (2008: RMB5 million; 2009: RMB27 million) and RMB23 million (2008 and 2009: nil) were included in 'shares of profits of associate' and 'shares of profits of jointly controlled entities', respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Income tax (benefit)/expense (Continued)

The change of the weighted average effective tax rate from 2008 to 2009 is mainly caused by a change in the profitability of the Group's subsidiaries and branches and the certain tax credits in respect of purchase qualified domestic-made equipment were not recognized.

The change of the weighted average effective tax rate from 2009 to 2010 is mainly caused by certain tax losses for which no deferred income tax assets were recognized.

32.	Earnings/(losses) per share

(a)	Basic

Basic earnings/(losses) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the years ended December 31,

	2008	2009	2010

Profit/(loss) attributable to equity
holders of the Company (RMB)	19,485,000	(4,642,894,000)	778,008,000

Weighted average number of ordinary
shares in issue	13,524,487,892	13,524,487,892	13,524,487,892

Basic earnings/(losses) per share (RMB)	0.0014	(0.34)	0.06

(b)	Diluted

Basic earnings/(losses) per share for the years ended December 31, 2008, 2009 and 2010 is the same as the diluted earnings/(losses) per share as there are no dilutive potential shares.

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

No dividend was paid by the Company for the years ended December 31, 2009 and 2010. Total dividends declared and paid in 2008 were RMB1,420 million, of which RMB703 million related to 2008 with the remainder related to 2007.

A dividend in respect of the year ended December 31, 2010 of RMB0.0114 per ordinary share, amounting to a total dividend of RMB154 million (2008: RMB703 million; 2009: nil), is to be proposed at the forecoming annual general meeting. These financial statements do not reflect this dividend payable.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	Cash flows generated from /(used in) operating activities

For the years ended December 31,

	Note	2008	2009	2010

Cash flows generated/(used in) from
operating activities

Profit/(loss) before income tax		134,457	(5,390,597)	1,380,354
Share of (profits)/losses of jointly controlled entities	10(a)	(1,672)	50,392	(233,784)
Share of profits of associates	10(b)	(10,045)	(77,056)	(240,028)
Depreciation of property, plant and equipment	8	5,268,798	5,935,784	5,889,393
Net loss/(gain) on disposal of property,
plant and equipment	27	59,150	27,344	(29,324)
Gain on disposals of available-for-sale
financial assets	27	-	(5,827)	(156,066)
Impairment charge/write-off on property,
plant and equipment	8	1,334	623,791	701,781
Amortization of intangible assets	7	52,947	65,991	67,577
Amortization of prepaid land use rights	9	46,501	47,522	58,745
Amortization of prepaid expenses		87,806	25,982	68,385
Realized and unrealized gain on futures
and option contracts	27	(267,328)	(422,325)	(305,239)
Interest income		(6,364)	(4,785)	(4,879)
Interest expense		1,902,758	2,262,964	2,586,293
Others		(4,662)	(3,026)	(19,967)

		7,263,680	3,136,154	9,763,241
Changes in working capital:
Increase in inventories		(3,856,926)	(512,804)	(1,356,821)
Decrease/(increase) in trade and
notes receivable		2,023,502	(1,342,354)	(237,764)
Increase in other current assets		(1,303,371)	(650,380)	(515,519)
Increase in restricted cash	17	(104,213)	(122,656)	(97,526)
(Increase)/decrease in other non-current assets		(527,359)	391,040	72,809
(Decrease )/increase in trade and
notes payable		(82,696)	1,585,853	53,100
Increase/(decrease) in other payables
and accrued expenses		3,134,708	(2,967,557)	(252,088)
Decrease in other non-current liabilities		(14,759)	(21,878)	(25,102)

Cash generated from/(used in)
operating activities		6,532,566	(504,582)	7,404,330

PRC enterprise income taxes paid		(1,508,582)	(201,372)	(300,471)

Net cash generated from/(used in)
operating activities		5,023,984	(705,954)	7,103,859

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
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

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the years.

(a)	Significant related party transactions

For the years ended December 31,

	Note	2008	2009	2010

Sales of goods and services rendered:

Sales of materials and finished goods, including:	(i)
Chinalco and its subsidiaries		2,144,114	2,788,571	6,069,774
Associates of Chinalco		20,263	3,596	31,869
Jointly controlled entities		20,939	-	-
Associates		3,274	396	-
Non-controlling shareholder of
a subsidiary and its subsidiaries		5,492,508	3,638,739	4,452,683

		7,681,098	6,431,302	10,554,326

Provision of utility services, including:	(ii)
Chinalco and its subsidiaries		676,119	341,172	332,701
Associates of Chinalco		5,461	9,572	8,156
Non-controlling shareholder of
a subsidiary and its subsidiaries		44	1,510	-

		681,624	352,254	340,857

Purchase of goods and services:

Purchase of engineering, construction
and supervisory services from, including:	(iii)
Chinalco and its subsidiaries		7,999,470	4,947,307	3,503,363
Non-controlling shareholder of
a subsidiary and its subsidiaries		22,269	19,740	5,894

		8,021,739	4,967,047	3,509,257

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(a)	Significant related party transactions (Continued)

For the years ended December 31,

	Note	2008	2009	2010

Purchase of goods and services: (Continued)

Purchases of key and auxiliary materials
and finished goods from, including:	(iv)
Chinalco and its subsidiaries		2,628,166	2,630,835	4,232,369
Associates of Chinalco		59,832	74,818	323,835
Jointly controlled entities		566,433	911,462	1,321,202
Associates		6,260	4,665	1,458
Non-controlling shareholder of
a subsidiary and its subsidiaries		3,277,579	2,595,829	2,483,173

		6,538,270	6,217,609	8,362,037

Provision of social services and
logistics services by, including:	(v)
Chinalco and its subsidiaries		776,197	502,999	264,049
Jointly controlled entities		25	-	-
Non-controlling shareholder of
a subsidiary and its subsidiaries		2,010	5,565	475

		778,232	508,564	264,524

Provision of utilities services by, including:	(ii)
Chinalco and its subsidiaries		413,972	212,312	163,708
Associates of Chinalco		44,303	-	7,663
Non-controlling shareholder of
a subsidiary and its subsidiaries		67,477	73,369	100,952

		525,752	285,681	272,323

Rental expenses for land use rights and
buildings charged by Chinalco
and its subsidiaries	(vi)	890,016	762,278	643,432

Commission processing by Chinalco
and its subsidiaries	(i)	-	50,687	137,601

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(a)	Significant related party transactions (Continued)

During the years ended December 31, 2008, 2009 and 2010, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, fixed deposits, cash and cash equivalents and borrowings as of December 31, 2008, 2009 and 2010 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions controlled by the PRC government.

All transactions with related parties are conducted or prices and terms mutually agreed by the parties involved, and determined based on the following:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(1)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(2)	If there is no State-prescribed price then adoption of state-guidance price;

(3)	If there is neither State-prescribed price nor state-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(4)	If none of the above is available, then adoption of a contractual price.

(ii)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)

The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) and finished goods (including alumina, primary aluminum, other non-ferrous metal products, etc. ) is the same as that set out in (i) above.

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
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at year end are as follows:

As of December 31,

	2009	2010

Trade and notes receivable
Chinalco and its subsidiaries	329,194	397,098
Associates of Chinalco	656	683
Jointly controlled entities	-	-
Non-controlling shareholder of a subsidiary and its subsidiaries	146,663	119,309

	476,513	517,090
Less: provision for impairment of receivables	(150,315)	(150,261)

	326,198	366,829

Other current assets
Chinalco and its subsidiaries	48,838	60,070
Associates of Chinalco	8,362	-
Associates	-	13,915
Jointly controlled entity	17,631	53,887
Non-controlling shareholder of a subsidiary and its subsidiaries	43,718	10,070

	118,549	137,942
Less: provision for impairment of receivables	(19,274)	(35,912)

	99,275	102,030

Trade and notes payable
Chinalco and its subsidiaries	284,593	146,078
Associates of Chinalco	1,415	1,095
Associates	210	1,001
Non-controlling shareholder of a subsidiary and its subsidiaries	7,467	3,655

	293,685	151,829

Other payables and accrued expense
Chinalco and its subsidiaries	2,383,291	2,337,462
Associates of Chinalco	656	756
Jointly controlled entity	3,729	332
Associates	-	2,400
Non-controlling shareholder of a subsidiary and its subsidiaries	14,914	13,436

	2,402,590	2,354,386

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(b)	Balances with related parties (Continued)

As of December 31, 2010, included in long-term borrowings and short-term borrowings and current portion of long-term borrowings are borrowings payable to other state-owned enterprises amounting to RMB20,148 million (2009: RMB25,602 million), RMB23,959 million (2009: RMB22,653 million) and RMB5,252 million (2009: RMB2,742 million), respectively.

The terms of all balances were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Key management personnel compensation

For the years ended December 31,

	2008	2009	2010

Fees	947	994	870
Basic salaries, housing fund, other allowances
and benefits in kind	3,515	3,914	3,476
Discretionary bonus	1,442	1,521	1,384
Pension costs-defined contribution schemes	153	206	192

	6,057	6,635	5,922

36.	Contingent liabilities

As of December 31, 2009 and 2010, the Group does not have significant contingent liabilities.

37.	Commitments

(a)	Capital commitments of property, plant and equipment

As of December 31,

	2009	2010

Contracted but not provided for	3,918,198	4,611,998
Authorized but not contracted for	30,492,501	28,875,235

	34,410,699	33,487,233

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	Commitments (Continued)

(b)	Commitments under operating leases

Pursuant to non-cancelable lease agreements entered into by the Group, the future aggregate minimum lease payments as of December 31, 2009 and 2010 are summarized as follows:

As of December 31,

	2009	2010

Not later than one year	782,744	626,204
Later than one year and not later than five years	3,110,657	2,484,490
Later than five years	23,877,969	19,052,618

	27,771,370	22,163,312

(c)	Commitments for capital contribution

In April, 2006, the Company entered into an investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. to jointly establish Zunyi Alumina in which the Company holds 67% equity interest. As of December 31, 2010, the Company had injected a total of RMB861 million (2009: RMB760 million) and is obliged to inject an additional RMB101 million under the revised agreement which is expected to be completed in 2011.

In May 2010, the Company entered into an investment agreement with Xiaoyi Mining Co., Ltd. to jointly establish Shanxi Huayi Mining Co., Ltd. with registered capital amounting to RMB80 million. The Company is obliged to inject cash amounting to RMB41 million and holds 51% equity interest of the investee under the agreement. As of December 31, 2010, the Company had injected a total of RMB8 million (2009: nil) and is obliged to inject an additional RMB33 million.

In December 2010, the Company entered into an investment agreement with Guizhou Industrial Investment (Group) Co., Ltd. and Shanghai Enyuan Industry Co., Ltd. to jointly establish Guizhou Chalco Aluminum Co., Ltd. with registered capital amounting to RMB320 million. The Company is obliged to inject capital amounting to RMB128 million including equipment amounting to RMB45 million and cash amounting to RMB83 million, and holds 40% equity interest of the investee under the agreement. As of December 31, 2010, the Company did not inject any capital.

38.	Subsequent events

On January 30, 2011, the Board of Directors approved the Company's private placement of not more than one billion A shares to raise not more than RMB9 billion (the "A Share Placement"). The target subscribers are institutional investors and general public investors. The A Share Placement is subject to approval by the equity holders of the Company and the relevant authorities in the PRC.

