Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2012-04-27
CIK 1161611

As filed with Securities and Exchange Commission on April 27, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2011:

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

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

FORWARD-LOOKING STATEMENTS	4
CERTAIN TERMS AND CONVENTIONS	5
3

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information, may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

*	future general economic conditions;

*	future conditions in the international and China capital markets;

*	future conditions in the financial and credit markets;

*	future prices and demand for our products;

*	future PRC tariff levels for alumina, primary aluminum and aluminum fabrication products;

*	sales of our products;

*	the extent and nature of, and potential for, future development;

*	production, consumption and demand forecasts of bauxite, alumina, primary aluminum and aluminum fabrication products;

*	expansion, consolidation or other trends in the primary aluminum industry;

*	the effectiveness of our cost-saving measures;

*	future expansion, investment and acquisition plans and capital expenditures;

*	competition;

*	changes in legislation, regulations and policies;

*	estimates of proven and probable bauxite reserves;

*	our research and development plans; and

*	our dividend policy.

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

"Chalco Qingdao" refers to Chalco Qingdao Light Metal Company Limited, our subsidiary established under PRC Law;

"Chalco Ruimin" refers to Chalco Ruimin Company Limited, 93.47% of the equity interest of which is owned by us;

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

"Chalco Trading" or "CIT" refers to China Aluminum International Trading Co., Ltd., our wholly-owned subsidiary established under PRC Law ;

"CSRC" refers to China Securities Regulatory Commission;

"C$" refers to the legal currency of Canada;

"Energy-Saving and Emission Reduction Goals" refer to the energy-saving and emission reduction goals set out in China's 12th Five-Year Plan for National Economic and Social Development laid out in 2011, by which China expects to cut its per unit GDP energy consumption by 16 percent compared with the 2010 level by the end of 2015;

"Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended;

"Euros" or "EUR" refers to the lawful currency of the Euro zone;

"Fushun Aluminum" refers to Fushun Aluminum Company Limited, our wholly-owned subsidiary established under PRC law;

"Gansu Hualu" refers to Gansu Hualu Aluminum Company Limited, 51% of the equity interest of which is owned by us;

"Gansu Huayang" refers to Gansu Huayang Mining Development Company Limited, 70% of the equity interest of which is owned by us;

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

"hybrid Bayer-sintering process" and "series Bayer-sintering process" refer to the two methods of refining process developed in China which involve the combined application of the Bayer process and the sintering process to extract alumina from bauxite;

"Japanese Yen" refers to the lawful currency of Japan;

"Jiaozuo Wanfang" refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., 24.002% of the equity interest of which is owned by us as of December 31, 2011. Jiaozuo Wanfang has been our subsidiary since January 1, 2008 after we established de facto control over it;

"Ka" refers to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equaling to 1,000 amperes;

"kWh" refers to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

"Lanzhou Aluminum" refers to Lanzhou Aluminum Co., Ltd., a wholly-owned subsidiary of us since April 2007 and until July 2007 when it was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum;

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

"Pingguo Aluminum" refers to Pingguo Aluminum Company;

"Qinghai Energy" refers to Qinghai Province Energy Development (Group) Co., Ltd., 21% of the equity interest of which is owned by us;

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

"Shandong Aluminum" refers to Shandong Aluminum Industry Co., Limited, a wholly-owned subsidiary of Chinalco;

"Shanxi Jiexiu" refers to Shanxi Jiexiu Xinyugou Coal Industry Co., Ltd., 34% of the equity interest of which is owned by us;

"Shanxi Huasheng" refers to Shanxi Huasheng Aluminum Company Limited, 51% of the equity interest of which is owned by us;

"Shanxi Huaxing" refers to Shanxi Huaxing Aluminum Co., Ltd., our wholly-owned subsidiary;

"Shandong Huayu" refers to Shandong Huayu Aluminum and Power Company Limited, 55% of the equity interest of which is owned by us;

"Shanxi Huaze" refers to Shanxi Huaze Aluminum and Power Co., Limited, 60% of the equity interest of which is owned by us;

"Shanxi Other Mines" refers to the seven of our jointly-operated mines, including Shangtan mine, Jindui mine, Shicao mine, Nanpo mine, Xishan mine, Niucaogou mine and Sunjiata mine in Shanxi Province that became the mining areas of our new own mine in 2010;

"SHFE" refers to the Shanghai Futures Exchange;

"Simandou Project" refers to the project to develop and operate the Simandou iron ore mine located in Guinea in West Africa as further described in the Simandou joint development agreement dated July 29, 2010 entered into amongst Rio Tinto, Rio Tinto Iron Ore Atlantic Limited and us for the purpose of development of the Simandou Project;

"sintering process" refers to a refining process employed to extract alumina from bauxite by mixing ground bauxite with supplemental materials and burning the mixture in a coal-fired kiln;

"smelting" refers to the electrolytic process used to produce molten aluminum from alumina;

"SouthGobi" refers to SouthGobi Resources Ltd.;

"tonne" refers to the metric ton, a unit of weight, that is equivalent to 1,000 kilograms or 2,204.6 pounds;

"US$", "dollars" or "U.S. dollars" refers to the legal currency of the United States;

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

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.2939 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical exchange rates between the Renminbi and the U.S. dollar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Historical Financial Information

The following tables present selected comprehensive income data and cash flow data for the years ended December 31, 2008, 2009, 2010 and 2011 and selected statement of financial position data as of December 31, 2008, 2009, 2010 and 2011 that were prepared under International Financial Reporting Standards, or IFRS, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. The selected financial information has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this annual report or our previous annual reports. Financial information presented in the following tables as of and for the year ended December 31, 2007 has been prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, and has not been restated. The selected financial data also includes certain items as of and for the year ended December 31, 2007 in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Our consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 included in this annual report on Form 20-F have been prepared in accordance with IFRS. We make an explicit and unreserved statement of compliance with IFRS with respect to our consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 included in this annual report. PricewaterhouseCoopers, our independent registered public accounting firm, has issued an unqualified auditor's report on these consolidated financial statements.

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

Year Ended December 31,

2008	2009	2010	2011	2011

RMB	RMB	RMB	RMB	US$
(in thousands, except per share and per ADS data)

STATEMENT OF COMPREHENSIVE INCOME DATA
Revenue	76,728,147	70,268,005	120,994,847	145,874,433	23,177,113
Cost of sales	(70,960,668)	(69,079,446)	(113,349,941)	(138,111,367)	(21,943,686)

Gross profit	5,767,479	1,188,559	7,644,906	7,763,066	1,233,427
Selling and distribution expenses	(1,562,841)	(1,264,920)	(1,573,301)	(1,622,788)	(257,835)
General and administrative expenses	(2,507,011)	(2,956,506)	(2,623,740)	(2,779,429)	(441,607)
Research and development expenses	(177,507)	(177,756)	(164,235)	(218,026)	(34,641)
Impairment loss on property, plant and equipment	(1,334)	(623,791)	(701,781)	(279,750)	(44,448)
Other income	100,781	151,142	328,853	185,501	29,473
Other gains, net	212,840	403,836	491,024	538,033	85,485

Operating profit/(loss)	1,832,407	(3,279,436)	3,401,726	3,586,607	569,854
Finance costs, net	(1,709,667)	(2,137,825)	(2,495,184)	(3,293,574)	(523,296)

Operating profit/(loss)
after finance costs	122,740	(5,417,261)	906,542	293,033	46,558
Share of profit/(loss) of
jointly-controlled entities	1,672	(50,392)	233,784	122,262	19,425
Share of profit of associates	10,045	77,056	240,028	402,701	63,983

Profit/(loss) before income tax	134,457	(5,390,597)	1,380,354	817,996	129,966
Income tax benefit/(expense)	34,172	711,003	(411,216)	(127,492)	(20,256)

Profit/(loss) for the year	168,629	(4,679,594)	969,138	690,504	109,710

Attributable to:

Equity holders of the Company	19,485	(4,642,894)	778,008	237,974	37,810
Non-controlling interests	149,144	(36,700)	191,130	452,530	71,900

	168,629	(4,679,594)	969,138	690,504	109,710

Earnings/(losses) per share for
profit/(loss) attributable to
the equity holders of the Company:
Basic and diluted net
earnings/(losses) per share	0.0014	(0.34)	0.06	0.02	0.0028
Basic and diluted net
earnings/(losses) per ADS	0.035	(8.58)	1.44	0.44	0.07

Dividends
Interim dividends per share	0.05	-	-	-	-
Interim dividends per ADS	1.30	-	-	-	-
Special dividends per share	-	-	-	-	-
Special dividends per ADS	-	-	-	-	-
Final dividends per share	-	-	-	0.0114	0.0018
Final dividends per ADS	-	-	-	0.2850	0.0453
Proposed dividends per share	-	-	0.0114	-	-
Proposed dividends per ADS	-	-	0.2850	-	-

As of December 31,

2008	2009	2010	2011	2011

RMB	RMB	RMB	RMB	US$
(in thousands)

STATEMENT OF FINANCIAL POSITION DATA

Total non-current assets	93,055,157	97,641,312	99,997,492	107,164,449	17,026,716

Total assets	135,612,152	133,975,189	141,322,039	157,134,157	24,966,103

Total current liabilities	38,622,098	40,029,861	55,733,547	62,360,398	9,908,069
Total non-current liabilities	36,808,624	38,364,171	28,401,637	36,619,073	5,818,185

Total liabilities	75,430,722	78,394,032	84,135,184	98,979,471	15,726,254

Net assets	60,181,430	55,581,157	57,186,855	58,154,686	9,239,849

Long-term borrowings (non-current portion)	36,042,552	37,804,482	27,723,867	35,968,526	5,714,823

Year Ended December 31,

2008	2009	2010	2011	2011

RMB	RMB	RMB	RMB	US$
(in thousands)

OTHER FINANCIAL DATA

Total current assets	42,556,995	36,333,877	41,324,547	49,969,708	7,939,387
Net cash generated from/(used in)
operating activities	5,023,984	(705,954)	7,103,859	2,489,756	395,582
Net cash used in investing activities	(22,207,473)	(9,477,193)	(8,260,317)	(9,714,547)	(1,543,485)
Net cash generated from financing activities	24,370,350	1,576,713	2,717,553	8,842,453	1,404,924
Net increase/(decrease) in cash
and cash equivalents	7,186,861	(8,606,434)	1,561,095	1,617,662	257,021

Year Ended December 31,

2007(1)

RMB
(in thousands, except per share and per ADS data)

HKFRS

STATEMENT OF COMPREHENSIVE INCOME DATA

Revenue	85,198,835
Cost of sales	(64,936,133)

Gross profit	20,262,702
Selling and distribution expenses	(1,355,534)
General and administrative expenses	(3,029,114)
Research and development expenses	(229,803)
Impairment loss on property, plant and equipment	(13,249)
Other income	47,067
Other gains, net	111,846

Operating profit	15,793,915
Finance costs, net	(1,040,171)

Operating profit after finance costs	14,753,744
Share of loss of jointly-controlled entities	(3,381)
Share of profit of associates	241,945

Profit before income tax	14,992,308
Income tax expense	(2,869,210)

Profit for the year	12,123,098

Attributable to:
Equity holders of the Company	10,753,042
Non-controlling interests	1,370,056

12,123,098

Earnings per share for profit
attributable to the equity holders of the Company
Basic and diluted net earnings per share	0.84
Basic and diluted net earnings per ADS	21.02

Dividends
Interim dividends per share	0.14
Interim dividends per ADS	3.43
Special dividends per share	0.01
Special dividends per ADS	0.33
Final dividends per share	0.12
Final dividends per ADS	2.88
Proposed dividends per share	0.05
Proposed dividends per ADS	1.33

As of December 31,

2007

RMB
(in thousands)

HKFRS

STATEMENT OF FINANCIAL POSITION DATA

Total current assets	30,331,947
Total non-current assets	75,594,525

Total assets	105,926,472

Total current liabilities	23,646,302
Total non-current liabilities	17,812,612

Total liabilities	41,458,914

Net assets (excluding non-controlling interests)	60,662,414

Note:

(1)

Statement of comprehensive income data for the years ended December 31, 2007 have not been restated for the business combinations under common control which occurred during 2009, because such selected financial data cannot be provided on a restated basis without unreasonable effort.

Year Ended December 31,

2007

RMB
(in thousands, except per share and per ADS data)

U.S. GAAP

INCOME STATEMENT DATA

Operating income	14,203,729
Net income	9,899,628
Basic and diluted earnings per share	0.79
Basic and diluted earnings per ADS	19.78

As of December 31,

2007

BALANCE SHEET DATA	RMB
(in thousands)

Total current assets	26,243,677

Total non-current assets	78,534,806

Total assets	104,778,483

Total current liabilities	18,832,342

Total non-current liabilities	14,489,200

Total liabilities	33,321,542

Net assets (excluding non-controlling interests)	68,447,456
Number of shares('000)	13,524,488

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Chinese Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York for the periods through December 2008 and the Federal Reserve H.10 Statistical Release for the periods beginning on or after January 1, 2009. On April 20, 2012, the exchange rate for Renminbi was US$1.00 = RMB6.3080.

Period	Period End	Average(1)	Low	High
(RMB per US$1.00)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)

Annual average are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business and our financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements.

Demand for our products is sensitive to cyclical fluctuations and general economic conditions, and a reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products is sensitive to cyclical fluctuations and is significantly affected by general economic conditions. From the fourth quarter of 2008 through the second quarter of 2009, demand for our products decreased significantly due to the global financial crisis, which resulted in a significant downturn in a number of our end-user markets. The performance of each of our business segments was in turn materially and adversely affected during that period. The global economy has been recovering since the second half of 2009 and continued to gain its momentum in 2010. As a result, our production and sales volumes increased significantly in 2010 and continued to increase in the first half of 2011. However, since the third quarter of 2011, the global demand for our products has been adversely affected by the looming European debt crisis. If the recent European debt crisis continues or the global economic recovery fails to continue due to other reasons or a global recession recurs, demand for our products may continue to decline. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

Volatility in alumina, primary aluminum and other non-ferrous metal prices may adversely affect our business, financial condition and results of operations.

The prices of our key products have been historically volatile and fluctuate in response to general economic conditions, supply and demand and the level of global inventories. We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. From the fourth quarter of 2008 through early 2009, the demand for alumina and primary aluminum decreased significantly as a result of the global financial crisis. In the second half of 2009, the global economy started to recover and the demand for alumina and primary aluminum gradually increased. In 2010, the international spot prices of alumina and primary aluminum on the LME reached a high of US$390 per tonne and US$2,447 per tonne, respectively. In the first half of 2011, the international spot prices of alumina and primary aluminum on the LME continued to increase and reached a high of US$440 per tonne and US$2,802 per tonne, respectively. However, since the third quarter of 2011, demand for alumina and primary aluminum has been negatively affected by looming European debt crisis. As a result, the international spot prices of alumina and primary aluminum on the LME decreased significantly to US$310 per tonne and US$1,955 per tonne, respectively. Our average selling price of alumina and primary aluminum increased by 5.0% and 6.9%, respectively, from 2010 to 2011. Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in alumina or primary aluminum prices. See "- Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins."

As a result of the implementation of our operational structural adjustment exercise, we established our trading business as a new operating segment in 2010. The trading segment engages in the trading of alumina, aluminum ingots and other non-ferrous metal products. These products are mainly sourced under spot contracts and long-term contracts signed with our international and domestic alumina suppliers, and mainly sold to aluminum smelters and other traders in the PRC. Sales of products manufactured by our manufacturing business through Chalco Trading are also included in the trading segment (see further discussion in Note 5b to our audited financial statements). The profits of our trading business may be negatively affected by fluctuations in the price of the non-ferrous metal products we trade.

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

Our plans to upgrade and expand our production capacity will require capital expenditures. See "Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion." We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. As a result, we expect to incur total capital expenditures of approximately RMB19.2 billion (US$3.1 billion) in 2012. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

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

We may not be able to adequately manage our business growth, which we have achieved through organic growth, acquisitions and joint ventures. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require, among other things:

*	complying with the laws, regulations and policies applicable to the acquired businesses;

*	gaining market acceptance for new products and services and establishing relationships with new customers and suppliers;

*	achieving sufficient utilization of new production facilities to recover costs;

*	obtaining timely approval for the construction or expansion of alumina refineries, primary aluminum smelters and mining projects as required under PRC law;

*	managing relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

*	attracting, training and motivating members of our management and workforce;

*	accessing debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

*	diverting significant management attention and resources from our other businesses; and

*	strengthening our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to implement our expansion plans, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. If we are not able to manage our growth successfully, our business and prospects could be materially and adversely affected.

Risks associated with entering into new areas of business.

Since 2010, we have participated in joint ventures and made strategic investment in coal mining and iron ore production. We may not achieve our business objectives due to the lack of experience in these new areas. For example, coal mining and the production of iron ore involve processes and technologies that are significantly different from the production of alumina, primary aluminum and aluminum fabrication products. We will also need to establish relationships with customers of iron ore and coal products, which will be different from our existing customers. As such, we face various risks relating to the commencement of these new business operations, including our potential failure to:

*	attract, train, motivate and retain skilled employees for our coal mining and the production of iron ore business;

*	keep abreast of evolving industry standards and respond to competitive market conditions;

*	maintain adequate control of our expenses in relation to such new businesses; and

*	achieve acceptable quality standard for our coal and iron ore products.

If we are unsuccessful in addressing any of these risks, our business, financial condition and results of operations may be materially and adversely affected.

Our joint ventures and strategic investment may not be successful.

We may from time to time enter into joint venture arrangements to grow our business and operations. For example, in 2011, we established Qinghai Energy jointly with Qinghai Province Investment Group Co., Ltd. and six other investors, and Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. jointly with Sapa AB. In addition, we also entered into an investment agreement with Tangshan Jiahua Industrial Co., Ltd. to acquire 70% of the equity interest in Gansu Huayang in 2011.

We have non-controlling interests in a number joint ventures. Although we have not been materially constrained by the nature of our ownership interests, no assurance can be given that our joint venture partners will not exercise their power of veto or their controlling influence in any of our ventures in a way that will hinder our corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these joint ventures. In addition, whether or not we hold majority interests or maintain operational control in such ventures, such arrangements necessarily involve special risks and our partners may:

*	have economic or business interests or goals that are inconsistent with or opposed to ours;

*	exercise veto rights so as to block actions that we believe to be in our or the joint venture's best interests;

*	take action contrary to our policies or objectives with respect to the investments; or

*

as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture, other agreements, such as contributing capital to expansion or maintenance projects.

Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins.

During 2011, we expanded the production capacity by upgrading or remoulding some of our alumina, primary aluminum and aluminum fabrication production facilities. However, our primary aluminum production may be adversely affected by the administrative policies and orders implemented by the local governments to fulfill China's Energy-Saving and Emission Reduction Goals. We also increased our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices in 2011 and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases has reduced our utilization of certain production facilities, but has not resulted in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment. Given our high proportion of fixed costs, failure to maintain historical utilization rates may adversely affect our gross and operating margins.

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

Cost of electricity is the principal production cost in our primary aluminum operations. Our average cost per kilowatt-hour, or kWh, of electricity increased by 7.3% from 2010 to 2011 primarily due to the increase in the price of coal and the electricity price adjustment under state policy. We expect the PRC economy will continue to grow and as a result, we expect demand for and prices of electricity to increase accordingly. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially adversely affected.

Our business and industry may be affected by the development of alternative energy sources and climate change.

Our operations consume substantial amounts of coal. Coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in "green" energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. These regulatory mechanisms may impact our operations directly or indirectly through customers or our supply chain. We may have to increase our capital expenditures in order to comply with such revised or new legislation or regulations, and may realize changes to profit or loss arising from increased or decreased demand for our products and indirectly, from changes in costs of goods sold, which may adversely affect our results of operation and financial condition.

In addition, we have invested in coal mining operations. We are affected by the growth of the PRC thermal power industry, which relies on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources, climate change and global environmental factors. In particular, pursuant to China's 12th Five-Year Plan for Environmental Protection, the PRC government plans to continue to encourage the development of alternative energy sources, such as wind power, solar power, biomass and geothermal energy, in the next five years. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced, which could have a material adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition.

Losses caused by disruptions in the supply of power could materially and adversely affect our business, financial condition, results of operations and cash flows.

The production of primary aluminum requires a substantial and continuous supply of electricity. Interruptions in the supply of power can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of power, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. Various regions across China have experienced shortages and disruptions in electrical power, especially during peak demand in the summer or during severe weather conditions. For example, our operations in Guizhou Province were disrupted due to power blackouts resulting from severe winter conditions in early 2008, and these disruptions damaged some production equipment and temporarily reduced our production capacity. We cannot assure you that our operations will not suffer from shortages or disruptions in electrical power, and occurrence of which could have a material and adverse impact on our business, financial condition and results of operations.

Our operations consume substantial amounts of coal, and our operations may be adversely affected if we are not able to procure sufficient coal or if coal prices rise significantly.

We rely heavily on coal as our energy and fuel source in our production of alumina. As we increase our refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our refining operations, which could materially adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third party coal suppliers for the supply of coal. Our average purchase price of thermal coal per unit tonne increased by 8.8% from 2010 to 2011, and we expect the price of coal to continue to increase as the PRC economy continues its rapid growth. If we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

We may be unable to continue competing successfully in the markets in which we operate.

We face competition from both domestic and international primary aluminum producers. Our principal competitors are domestic smelters, some of which are consolidating and expanding their production capacities. These smelters compete with our primary aluminum operations on the basis of cost, quality and pricing. We also face increasing competition from international alumina and primary aluminum suppliers since the elimination of tariffs on imports of primary aluminum and alumina into China. We also face increasing competition from domestic aluminum fabrication products suppliers. Increasing competition in our markets may reduce our selling prices or sales volumes, which will have a material adverse effect on our financial condition and results of operations. If we are unable to price our products competitively, maintain or increase our current share of China's alumina and primary aluminum markets or otherwise maintain our competitiveness, our financial condition, results of operations and profitability could be materially and adversely affected.

Our overseas expansion exposes us to political and economic risks, commercial instability and events beyond our control in the countries in which we plan to operate.

We are currently undertaking a number of overseas projects, including the iron ore mining joint venture project in Guinea in West Africa and bauxite mining project in Laos, which require significant capital investment. See "Item 4. Information on the Company - A. History and Development of the Company- Overseas Development." As we are new to these overseas markets, we cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment. In 2007, we entered into a development agreement with the Queensland State Government of Australia ("Queensland State Government") to develop a bauxite and alumina project, the Aurukun Project. However, due to the change in market conditions of global aluminum industries, the Aurukun Project could no longer continue under the original framework. We engaged a series of negotiations with the Queensland State Government, but in June 2011, the Queensland State Government terminated the negotiation. As a result, we had a total impairment charge of RMB651 million of the carrying value of the capitalized development expenditures pertaining to the Aurukun Project in 2010 and 2011. In addition, our overseas business is subject to the risk of political and economic instability associated with these countries.

Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices.

Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from three major sources, including mines that we own or jointly operate and external suppliers. See "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply." The extent to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. In addition, our results of operations are affected by increases in the cost of other raw materials and other key inputs such as energy. If we cannot obtain a steady supply of key raw materials at competitive prices, our financial condition and results of operations could be materially adversely affected.

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

We require a significant amount of cash to meet our capital requirements, including the expansion and upgrade of our production capacity, as well as to fund our existing operations. As of December 31, 2011, we had approximately RMB46.7 billion (US$7.4 billion) in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB36.0 billion (US$5.7 billion) in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). On February 9, 2012, we issued medium-term notes in the aggregate principal amount of RMB2 billion (US$0.3 billion) with three-year maturity. In September 2011, we issued medium-term notes in the aggregate principal amount of RMB5 billion (US$0.8 billion) with five-year maturity. In May 2011 and July 2011, we issued the first and second tranche of short-term bills in the aggregate principal amount of RMB10 billion (US$1.6 billion) with one-year maturity. See Note 20 to our audited consolidated financial statements for more detailed information about our notes. In October 2011, we issued the first tranche of dedicated private debt financing instruments in the principal amount of RMB2 billion (US$0.3 billion) with three-year maturity. As a result, we had net current liabilities as of December 31, 2011. This level of debt could have significant consequences on our operations, including:

18

*

making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our debt and credit facilities should we be unable to obtain extensions for any such debt or credit facilities before they mature. As of December 31, 2011, we had outstanding long-term borrowings (including long-term loans, medium-term notes and long-term bonds) maturing in 2012, 2013, 2014, 2015, 2016 and after 2016 in the aggregate principal amount of RMB4.2 billion (US$661.7 million), RMB11.3 billion (US$1.8 billion), RMB15.2 billion (US$2.4 billion), RMB4.4 billion (US$705.0 million), RMB1.9 billion (US$294.2 million) and RMB3.3 billion (US$530.0 million), respectively;

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

We may not realize the economic benefits of our expansion plans.

Since 2010, we have acquired equity interest in a number of coal mines and an iron ore mine to diversify our product offering and partially offset our future energy costs, as well as provide a portion of the coal we consume in our operations. We may continue to acquire equity interest or establish joint ventures in the coal mining or iron ore production business in the future. However, cost savings and other economic benefits expected from our expansion plans may not materialize as a result of project delays, cost overruns, or changes in market conditions. Failure to obtain the intended economic benefits from these projects could adversely affect our business, financial condition and results of operations. We may also experience mixed results from our expansion plans in the short term.

The interests of our controlling shareholder who exerts significant influence over us may conflict with ours.

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

As we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina refineries, aluminum smelters and aluminum fabrication plants, we are subject to, and incur costs to comply with, environmental laws and regulations. Each of our production plants has implemented a system to control emissions and ensure compliance with PRC environmental regulations. We may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations becomes more rigorous. Further, although all of our overseas expansion projects are at the early stage and have not started operation, these projects are subject to foreign environmental laws and regulations that may materially adversely affect our future operations. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may materially and adversely affect our business operations.

We are subject to administrative policies and orders relating to China's Energy-Saving and Emission Reduction Goals that could adversely affect our production.

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments in accordance with China's Energy-Saving and Emission Reduction Goals. In the second half of 2011, some of our primary aluminum production facilities were subject to power rationing carried out by some provincial governments to fulfill their energy-saving and emission reduction goals, which reduced our primary aluminum production by approximately 21,400 tonnes. Although power rationing only slightly reduced our primary aluminum production and the PRC central government has denounced it as an improper means to fulfill the Energy-Saving and Emission Reduction Goals, some or all of our primary aluminum production facilities may be subject to power rationing or other similar policies and orders from time to time in the future, which may adversely affect our production.

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

Our permits to mine bauxite in some of our bauxite mines have expired and lapsed. While we are seeking to renew those expired licenses, we may be subject to administrative fines for operating mines without valid licenses, or we may be ordered to cease our mining operations at such mines until we obtain the renewed licenses. The failure to renew those expired mining licenses may adversely affect our financial condition and results of operations.

In addition, our investments in the coal mines are subject to PRC government approval. Our coal mining operations require valid licenses and permits issued by the PRC government. Delays or failure in securing necessary PRC government approvals, licenses or permits, as well as any adverse change in government policies may hinder our expansion plans, which may materially and adversely affect our profitability and growth prospects.

Our operations may be affected by uncertain mining conditions and we may suffer losses for mining safety incidents.

We currently operate 17 bauxite mines in China. We also established a joint venture to operate a bauxite mine in Laos. In addition, we have invested in a number of coal mines in China. Our mining operations are subject to certain risks inherent in underground mining, which may affect the safety of our workforce or cost of producing coal and bauxite, including, without limitation, roof collapses, minewater discharge, ground falls and other mining hazards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. Although we conduct geological assessments on mining conditions and adapt our mining plans to the mining conditions at each mine, we cannot assure you that adverse mining conditions will not endanger our workforce, increase our production costs, reduce our bauxite or coal output or temporarily suspend our operations. The occurrence of any of the foregoing events or conditions could have a material adverse impact on our business and results of operations.

Our mines and operating facilities may be damaged by water, gas, fire or cave-ins due to unstable geological structures. Although we have implemented safety measures at our mining sites, trained our employees on occupational safety and maintain liability insurance for personal injuries as well as limited property damage for certain of our operations, we cannot assure you that safety incidents will not occur. Any significant accident, business disruption or safety incident could result in substantial uninsured costs and the diversion of our resources, which could materially and adversely affect our business operations and financial condition.

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

Our H Shares may not remain as a constituent stock of the Hang Seng Index.

Our H Shares are a constituent stock of the Hang Seng Index and, as a result, may attract the interest of tracker funds that maintain investment portfolios that track the performance of the Hang Seng Index. We have no control over the selection of the Hang Seng Index constituent stocks and our H Shares may not remain as a constituent stock. If our H Shares are removed from the Hang Seng Index, tracker funds may cease investing in our H Shares and our share price may decline.

The interests of the shareholders of Jiaozuo Wanfang may conflict with our interests.

The interests of non-controlling shareholders of Jiaozuo Wanfang, whose A Shares are listed on the Shenzhen Stock Exchange, may be inconsistent with our interests in certain circumstances. Jiaozuo Wanfang must comply with a number of PRC regulations designed to protect the interests of non-controlling shareholders. According to the relevant PRC laws, when shareholders of Jiaozuo Wanfang vote by poll on connected transactions, connected parties such as us must abstain from voting. If we are unable to obtain approval for connected transactions from the non-controlling shareholders of Jiaozuo Wanfang, such transactions cannot be implemented, which may affect our overall operational efficiency. Furthermore, we may be subject to legal proceedings initiated by the non-controlling shareholders of Jiaozuo Wanfang challenging our actions as its controlling shareholder. Such legal proceedings could result in significant damage awards payable by us and disruption to our businesses, which in turn could have an adverse effect on our business and financial condition.

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

*

In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between U.S. dollar and Renminbi has fluctuated and become more unpredictable following the international financial crisis with increasing pressure on the Renminbi to appreciate. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People's Bank of China allows the Renminbi to rise or fall 1% from a mid-point every day, effective on April 16, 2012, compared with its previous 0.5% limit. Any appreciation of the Renminbi will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

21

*

Although the promulgation of laws and regulations covering general economic matters has increased since 1979, China has not developed an adequately comprehensive legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their lack of binding precedential nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The PRC judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our present or future agreements could result in a significant loss of business, business opportunities or capital.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) ("the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations without the approval of the Chinese authorities, our auditor's work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditor that was performed in China including that performed by our auditor. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

We are a vertically integrated aluminum producer with operations in bauxite mining, alumina refining, primary aluminum smelting and aluminum fabrication. We also produce ancillary products and services derived from or related to our aluminum operations. In addition, we are engaged in trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw and ancillary materials in bulk domestically and internationally. Since 2010, we have expanded our operations into iron ore production and substantially increased our investment in coal mining operations.

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets include four subsidiaries mainly engaged in bauxite mining; three integrated alumina and primary aluminum production plants; one integrated alumina, primary aluminum and aluminum fabrication plant; six stand-alone alumina refineries, including our jointly-controlled entity, Guangxi Huayin, and our Research Institute; thirteen stand-alone primary aluminum smelters, including our Research Institute; eight stand-alone aluminum fabrication plants; and one carbon production plant. In addition, as of December 31, 2011, we were constructing one alumina refinery. All of our principal production facilities are operated in accordance with ISO14001 standards.

Acquisitions and Joint Ventures

In January 2011, we established Shanxi Jiexiu with Luxin Company, Shanxi Aluminum Plant, a subsidiary of Chinalco, and three natural person shareholders to integrate coal resources in Shanxi Province by investing in and reorganizing five coal mining companies in the Jiexiu area, Shanxi Province. We and Shanxi Aluminum Plant held approximately 34% and 16%, respectively, of the equity interest of Shanxi Jiexiu upon its establishment. The remaining equity interest was held by Luxin Company and the other investors, who are independent of and not related to us. In April 2012, the shareholders of Shanxi Jiexiu adjusted their shareholding percentages and capital contributions. After the adjustment, the equity interest held by Shanxi Aluminum Plant was reduced from 16% to 15%, while our equity interest in Shanxi Jiexiu remains 34%. The amount of our capital contribution was increased from the original RMB537 million to RMB692 million (US$110 million). As of the date of this annual report, we contributed RMB610 million (US$96.9 million) in cash. As of the date of this annual report, Shanxi Jiexiu has not commenced commercial operation.

In June 2011, we established Guizhou Chalco Aluminum Co., Ltd. with Guiyang Industrial Investment (Group) Co., Ltd. and Shanghai Enyuan Industry Co., Ltd. The registered capital of Guizhou Chalco Aluminum Co., Ltd. is RMB320 million (US$50.8 million). We currently hold 40% of the equity interest in Guizhou Chalco Aluminum Co., Ltd. Pursuant to the investment agreement we entered into with Guizhou Industrial Investment (Group) Co., Ltd. and Shanghai Enyuan Industry Co., Ltd. in December 2010, we have agreed to inject RMB83 million in cash and RMB45 million in equipment as capital contribution to Guizhou Chalco Aluminum Co., Ltd. We injected RMB35 million (US$5.6 million) in cash and RMB45 million (US$7.1 million) in property, plant and equipment in June 2011 and expect to make the remaining capital contribution in June 2012. Guizhou Chalco Aluminum Co., Ltd. is principally engaged in aluminum fabrication.

We established Qinghai Energy with Qinghai Province Investment Group Co., Ltd., a PRC limited liability company, and six other investors on March 24, 2011. The registered capital of Qinghai Energy is RMB3,555 million (US$565 million). We contributed RMB755 million (US$120 million) in cash to Qinghai Energy and hold 21% of its equity interest. Qinghai Energy is principally engaged in coal mining operations in Qinghai Province.

On March 8, 2011, we entered into an investment agreement with Tangshan Jiahua Industrial Co., Ltd. to acquire 70% of the equity interest in Gansu Huayang, a wholly-owned subsidiary of Tangshan Jiahua Industrial Co., Ltd. Pursuant to this agreement, we have agreed to contribute RMB965 million (US$153.3 million) into Gansu Huayang. As of the date of this annual report, we have contributed RMB50 million in cash and we intend to contribute the remaining RMB915 million in two installments according to the capital expenditure requirement within five years. Gansu Huayang is engaged in coal mining operations in Gansu Province and owns Luochuan mine in Gansu Province. As of the date of this annual report, we hold 70% of the equity interest in Gansu Huayang which is in the preparation for development of Luochuan mine.

In April 2011, we and Sapa AB, a Swedish limited liability company, jointly established Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. ("Chalco Sapa") in China. Chalco Sapa is a PRC limited liability company engaging in production of special aluminum. The registered capital of Chalco Sapa is RMB280 million (US$44.5 million). We and Sapa AB each hold 50% of the equity interest in Chalco Sapa. Pursuant to the joint venture agreement between Sapa AB and us dated April 8, 2011, we injected RMB140 million (US$22.2 million) in cash as our capital contribution to Chalco Sapa in July 2011.

On 23 April 2012, we entered into a share sale and purchase agreement with Winsway Resources Holdings Limited ("Winway Resources") and Mr. Wang Xingchun, the chairman and chief executive officer of Winsway Coking Coal Holdings Limited ("Winsway") and the ultimate controlling shareholder of Winsway, beneficially owning approximately 48.64% of the total issued share capital of Winsway. Pursuant to the agreement, we have conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 ordinary shares of Winsway legally and beneficially held by Winsway Resources, representing 29.9% of the issued share capital of Winsway, at a total cash consideration of HK$2,391,755,189.20, representing HK$2.12 per share to be acquired. In addition, pursuant to the agreement, Mr. Wang Xingchun has agreed unconditionally and irrevocably to guarantee all obligations of Winsway Resources under the share sale and purchase agreement. Assuming that there is no change to the issued share capital of Winsway between now and completion of the acquisition, after completion, we will hold 29.9% of the issued share capital of Winsway and will become the single largest shareholder of Winsway. Winsway is one of the leading suppliers of imported coking coal and one of the largest offtakers of Mongolian coking coal into China. Its principal business includes procurement, transportation, storage, processing and marketing of coking coal. Winsway is listed on the Main Board of Hong Kong Stock Exchange. The acquisition is subject to a number of conditions, including our shareholders' approval at a general meeting to be held.

Construction Projects

As of the date of this annual report, we have undertaken a number of facility expansion projects in China. See "- D. Property, Plants and Equipment - Our Expansion."

Overseas Development

On July 29, 2010, we entered into a joint development agreement with Rio Tinto and Rio Tinto Iron Ore Atlantic Limited, an affiliate of Rio Tinto, for the development and operation of the Simandou Project, a premium open-pit iron ore mine located in Guinea, West Africa. This agreement provides that we (via our subsidiary) would acquire for an earn-in payment of US$1.35 billion (equivalent to approximately RMB9.17 billion) 47% of the equity interest in a joint-venture company to be incorporated by Rio Tinto, to which Rio Tinto would transfer its entire 95% of the equity interest in the Simandou Project. On April 22, 2011, Rio Tinto and the Government of Guinea entered into a settlement agreement, pursuant to which the Government of Guinea has the right to acquire up to 35% of the equity interest in the Simandou Project, including 15% of the equity interest at no cost. Rio Tinto and the Government of Guinea also agreed on the tax and royalties arrangement and rail line construction plan for the Simandou Project in the settlement agreement. Following the settlement agreement, we entered into a side letter with Rio Tinto on October 25, 2011 to amend the terms of the joint development agreement to, amongst other things, give effect to the terms of the settlement agreement between Rio Tinto and the Government of Guinea. On November 28, 2011, we, through Chalco Hong Kong, established Chalco Iron Ore Holdings Limited ("Chalco Iron Ore"), under the laws of Hong Kong with the China-Africa Development Fund and three leading PRC enterprises in the steel, port building and railway construction industries to serve as an investment vehicle for investing in the Simandou Project. We, through Chalco Hong Kong, hold 65% and the other investors collectively hold 35% of the equity interest in Chalco Iron Ore. The NDRC and the Ministry of Commerce in the PRC approved the investment by investors of Chalco Iron Ore in the Simandou Project on March 13 and March 23, 2012, respectively. On April 17, 2012, the relevant administration of foreign exchange in the PRC approved our grant of a financing guarantee to Chalco Hong Kong for its overseas investment in the Simandou Project. Following the approvals of the relevant PRC authorities, Chalco Hong Kong contributed US$880 million (equivalent to approximately RMB5,544 million) to Chalco Iron Ore, representing 65% of the US$1.35 billion earn-in to be paid by Chalco Iron Ore to Simfer Jersey Limited pursuant to the joint development agreement, as amended. Simfer Jersey Limited is a company established under the laws of Jersey, in which Rio Tinto through its affiliate held 100% of the equity interest immediately before the investment by Chalco Iron Ore. On April 24, 2012, Chalco Iron Ore acquired a 47% equity interest in Simfer Jersey Limited, representing a 44.65% interest in the Simandou Project. Simfer Jersey Limited currently holds 95% of the equity interest in the Simandou Project, with the remaining 5% held by the International Finance Corporation.

On March 30, 2011, Chalco Hong Kong entered into a joint venture agreement with Laos Service Co., Ltd. to acquire 60% of the equity interest in Laos Mineral Services Co., Ltd., a limited liability company in Laos, at a total consideration of US$18 million for the development and operation of a bauxite mine and other mineral resources in Laos. The remaining equity interest of the joint venture is held by Laos Service Co., Ltd. Laos Mineral Services Co., Ltd. was established on July 14, 2011 after obtaining approvals from the relevant government authorities and completing transfer of registered certificates. As of December 31, 2011, we had paid US$15 million to Laos Service Co., Ltd. We will inject another US$3 million into Laos Mineral Services Co., Ltd. as capital contribution. As of the date of this annual report, the bauxite mine is in the exploration stage.

On April 2, 2012, we announced the offer to acquire up to (but not more than) 60%, but not less than 56% of the issued and outstanding common shares of SouthGobi, a limited liability company incorporated in Canada and listed on Toronto Stock Exchange and Hong Kong Stock Exchange, by way of a partial offer. SouthGobi is an integrated coal mining, development and exploration company with metallurgical and thermal coal mines in Mongolia's South Gobi region. The offer is conditioned upon the fulfilment and/or waiver of conditions of the offer as set out in the lock-up agreement and all required regulatory approvals being obtained to our satisfaction and is made for a cash consideration of C$8.48 (US$8.55) for each common share, with a total consideration valued at C$925.28 million (US$933.12 million) for 60% of the common shares of SouthGobi. We intend to fund the cash required to effect the offer from our internal funds, external financing through bank borrowings, or a combination of both. In connection with the offer, we entered into a lock-up agreement with Ivanhoe Mining Ltd., pursuant to which Ivanhoe Mining Ltd. has agreed, among others, to tender to the offer all of the common shares held or subsequently acquired by it during the offer period, which are expected to amount to an aggregate of approximately 104,807,155 common shares or 57.6% of the total common shares of South Gobi. On March 27, 2012, we entered into consultancy agreements with nine key senior executives and officers of SouthGobi to retain their services. We expect to formally commence the offer no later than July 5, 2012. On April 16, 2012, the Mineral Resources Authority of Mongolia announced a request to suspend exploration and mining activity on certain licenses owned by SouthGobi Sands LLC, a wholly-owned division of SouthGobi.

On March 23, 2007, we entered into a development agreement with Queensland State Government to develop a bauxite and alumina project, the Aurukun Project. We were issued a bauxite exploration permit in September 2007 by the Queensland State Government. However, the market conditions of global aluminum industry experienced substantial negative changes after we executed the development agreement and the Aurukun Project could no longer continue under the original framework. We engaged in active negotiations with the Queensland State Government on this and both parties agreed that the development agreement would not be renewed after its term expired on June 30, 2010. Subsequent to the termination, we have engaged a new round of discussions with the Queensland State Government. In December 2010, the Queensland State Government offered a revised development agreement to us for further discussion. In July 2011, the Queensland State Government terminated such further discussions. See Note 7 to the consolidated financial statements for details.

Proposed non-public Offering of A Shares

On March 8, 2012, our Board resolved that the Company will issue no more than 1.25 billion A Shares in the PRC. The A Share issuance plans previously proposed by our Board on June 30, 2009 and January 30, 2011 and approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009 and on April 14, 2011, respectively, will cease. Pursuant to the current issue plan, we will issue up to 1.25 billion A Shares, with a nominal value of RMB1.00 each, by way of non-public issuance for expected proceeds of not exceeding RMB8 billion (US$1.3 billion). We will issue the A Shares to no more than ten specific target subscribers within six months from obtaining the approval of CSRC. The issue price of A Shares to be offered will be not less than 90% of the average trading price of our A Shares in twenty trading days immediately preceding the pricing determination date. We intend to apply proceeds from this private placement to finance Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement working capital. The issue plan was approved by SASAC on April 5, 2012, and is still subject to the approval by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting and by other relevant government authorities in the PRC.

Proposed Issuance of H Shares

On May 31, 2011, the shareholders of the 2010 annual general meeting passed a special resolution, which is valid until the earliest of (i) the end of 12 months from the date of passage, (ii) the conclusion of our next annual general meeting or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution in a general meeting. The resolution authorizes us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board is authorized to determine the use of the proceeds. The proposed issuance is subject to the approval by the CSRC and/or other relevant PRC government authorities.

B. BUSINESS OVERVIEW

Our Principal Products

We are the largest producer of alumina, primary aluminum and aluminum fabrication products in China in terms of production volume. We have benefited from the strong growth of the PRC aluminum market, one of the world's fastest growing major aluminum markets. Our aluminum operations span the aluminum market value and industry chain from bauxite mining to aluminum fabrication. Bauxite is refined into alumina, which is then smelted into primary aluminum. Primary aluminum, in turn, is a widely used metal and the key raw material in aluminum fabrication. Aluminum fabrication products have applications in the construction, transportation, power generation, automobile, packaging, machinery and durable goods industries. In addition to alumina, primary aluminum and aluminum fabrication products, we also produce and sell a comparatively small amount of alumina chemical products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We are also engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. Accordingly, we organize and manage our operations in four business segments: alumina segment, primary aluminum segment, aluminum fabrication segment and trading segment. After elimination of inter-segment sales, revenues attributable to our alumina, primary aluminum, aluminum fabrication and trading segments accounted for approximately 2.1%, 21.9%, 7.9% and 68.0%, respectively, of our total revenues in 2011. The remainder of our revenues were derived from research and development activities and other products and services.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 93.8% of the total production volume for this segment in 2011. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce a small amount of gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the production and sale of primary aluminum and aluminum-related products, such as carbon products. Our principal primary aluminum product is ingots, which accounted for approximately 77.7% of our total production volume of primary aluminum in 2011. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, power generation, automobile, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

Our aluminum fabrication segment includes the production and sale of aluminum fabrication products, including casts, planks, strips, screens, extrusions, ingots and profiles, which are widely used in the construction, power generation, automobile, packaging, machinery and durable goods industries. We use recycled aluminum materials at Chalco Qingdao and Chalco Nanhai, two of our aluminum fabrication plants, to produce aluminum fabrication products.

Our trading segment includes sales of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. We established our trading business as a separate segment in July 2010, as a result of the implementation of our operational structural exercise.

Since 2010, we have expanded our operations to iron ore production to diversify our product offering. In addition, we believe our investments in coal mining operations will partially offset the effect of the increase in the cost of energy and enable us to secure a portion of our coal supply. See "-Supplemental Raw Materials, Electricity and Fuel-Alumina."

Our Production Capacity

Our alumina production capacity increased from approximately 12.9 million tonnes as of December 31, 2010 to approximately 14.8 million tonnes as of December 31, 2011. During the same period, our annual primary aluminum production capacity increased from approximately 4.0 million tonnes to approximately 4.3 million tonnes. Our annual aluminum fabrication production capacity slightly increased and reached approximately 1.7 million tonnes as of December 31, 2011.

The following table sets forth the production capacity of each of our principal production facilities by business segment as of the indicated date:

As of December 31, 2011

Aluminum Fabrication
Plant	Alumina	Primary Aluminum	Products

(in thousand tonnes) (1)

Guangxi branch	2,210.0	139.5	-
Zhongzhou branch	2,980.0	-	-
Qinghai branch	-	367.0	-
Shanxi branch	2,217.0	-	-
Guizhou branch	1,200.0	403.7	-
Henan branch	2,250.0	56.0	-
Shandong branch	1,770.0	55.0	10.0
Zunyi Alumina	800.0	-	-
Chongqing branch	800.0	-	-
Shanxi Huaze	-	350.0	-
Lanzhou branch	-	388.0	-
Shanxi Huasheng	-	220.0	-
Fushun Aluminum	-	240.0	-
Jiaozuo Wanfang(2)	-	412.0	-
Zunyi Aluminum	-	235.0	-
Shandong Huayu	-	200.0	-
Gansu Hualu	-	230.0	-
Baotou Aluminum	-	388.0	-
Guangxi Huayin(3)	530.0	-	-
Research Institute	20.0	18.0	-
Liancheng branch	-	613.0	-

Longmen Aluminum	-	17.0	-
Northwest Aluminum	-	-	135.0
Chalco Qingdao	-	-	120.0
Chalco Southwest Aluminum	-	-	350.0
Chalco Southwest Aluminum Cold Rolling	-	-	250.0
Chalco Ruimin	-	-	370.0
Henan Aluminum	-	-	355.0
Huaxi Aluminum	-	-	22.0
Chalco Nanhai	-	-	110.0

Total	14,777.0	4,332.2	1,722.0

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)

We have de facto control over Jiaozuo Wanfang although we hold only 24.002% of its equity interest. As it is a consolidated subsidiary, the indicated production capacity represents Jiaozuo Wanfang's entire production capacity.

(3)

As of December 31, 2011, we held 33% of the equity interest in Guangxi Huayin as its second largest equity holder. The indicated production capacity represents our pro rata share of Guangxi Huayin's production capacity.

In 2011, we produced 11.7 million tonnes of alumina, 3.9 million tonnes of primary aluminum and 662,000 tonnes of aluminum fabrication products. Our production of alumina, primary aluminum and aluminum fabrication products represented 32.0%, 22.7% and 2.8%, respectively, of the total output in China.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

Year Ended December 31,

Production Volume by Product	2009	2010	2011

(in thousand tonnes, except Gallium)

Alumina segment
Alumina	7,776.8	10,131.4	11,667.0(2)
Alumina chemical products	1,034.3	1,173.7	1,192.0
Gallium (in tonnes)	20.9	20.2	35.9
Primary aluminum segment
Primary aluminum (1)	3,444.4	3,835.1	3,915.0
Carbon	1,626.0	1,812.0	1,906.0
Aluminum fabrication
Aluminum fabrication products	412.6	588.0	662.0

(1)	Including ingots and other primary aluminum products.

(2)

As of December 31, 2011, we held 33% of the equity interest in Guangxi Huayin as its second largest equity holder. The indicated production volume of alumina in 2011 includes our pro rata share of Guangxi Huayin's production volume, which was not included in 2009 and 2010.

Production Process

Alumina

Alumina is refined from bauxite, an aluminum-bearing ore, through a chemical refining process. The refining process applied is determined by the mineral composition of the bauxite used in production. Our refineries may employ the Bayer process, the series Bayer-sintering process, the hybrid Bayer-sintering process or the ore-dressing Bayer process. Most of the bauxite reserves in China contain diasporic bauxite, which contains high alumina content and relatively high silica content, resulting in bauxite reserves with low alumina-to-silica ratio. The Bayer process cannot efficiently refine diasporic bauxite that has not undergone processing to increase its alumina-to-silica ratio. The sintering process or the hybrid Bayer-sintering process is suitable for refining low alumina-to-silica ratio bauxite. We have developed and improved these processes to increase our refining yield. When we refine alumina using the Bayer process, we produce gallium as a by-product, which undergoes further processing before sale.

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

All of our primary aluminum smelters use pre-bake anode reduction pot-lines. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where pollutants can be contained. The cells themselves are enclosed with removable panels so that waste gas produced during the process can be extracted using large exhaust fans. Our waste gas is treated and purified to reduce dust and fluoride emissions to acceptable levels set by state environmental protection agencies.

Aluminum Fabrication Products

Aluminum fabrication products are formed from primary aluminum. Our aluminum fabrication plants, Chalco Qingdao and Chalco Nanhai, use recycled aluminum materials to produce aluminum fabrication products. The major categories of aluminum fabrication products that we produce include casts, planks, strips, screens, extrusions, ingots and profiles.

Production Facilities

Alumina

We currently operate nine alumina production facilities and one research institute with a total designed annual production capacity of approximately 14.8 million tonnes as of December 31, 2011. Four of our refineries are integrated with primary aluminum smelters. In 2011, we produced approximately 11.7 million tonnes of alumina, approximately 1.2 million tonnes of alumina chemical products and approximately 35.9 tonnes of gallium. The overall utilization rate for our refineries was 94.2% in 2011. In 2011, we supplied approximately 7.5 million tonnes, or 64.3% of our total production, of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the alumina chemical products that we produced in 2011 were sold by alumina refineries directly to external customers or internally to Chalco Trading for subsequent external trading. In 2011, our Zhongzhou branch, Guangxi branch, Henan branch and Shandong branch completed their respective remoulding and upgrading projects, which increased our total annual production capacity of alumina by 1.9 million tonnes. Our Shanxi branch and Henan branch are currently undergoing remoulding and upgrading, which we expect will be completed by the end of 2012 and will increase our total annual alumina production capacity by 530,000 tonnes and 160,000 tonnes, respectively. The following table sets forth the annual production capacity, output of alumina and alumina chemical products, utilization rate of and production process applied in each of our alumina refineries and our Research Institute.

As of
December 31, 2011	For the year ended December 31, 2011

Alumina
Annual	Alumina	Chemical
Production	Production	Products	Utilization
Capacity (1)	Output	Output	Rate (2)	Production Process

(in thousand tonnes, except percentages)

Shanxi branch	2,217.0	1,772.0	17.0	90.5%	Hybrid Bayer-sintering
Henan branch	2,250.0	1,965.0	75.0	88.8%	Hybrid Bayer-sintering
Shandong branch	1,770.0	1,870.0	674.0	90.2%	Sintering and Bayer
Guizhou branch	1,200.0	1,066.0	6.0	100%	Hybrid Bayer-sintering
Zhongzhou branch	2,980.0	1,615.0	221.0	98.4%	Sintering and Bayer
Guangxi branch	2,210.0	1,942.0	183.0	100%	Bayer
Zunyi Alumina	800.0	742.0	-	100%	Bayer
Chongqing branch	800.0	49.0	1.0	50.0%	Series Bayer-sintering
Guangxi Huayin(3)	530.0	646.0	-	100%	Bayer
Research Institute(4)	20.0	-	15.0	-	Bayer

Total	14,777.0	11,667.0	1,192.0	94.2%

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)

Capacity utilization rate in 2011 is calculated by dividing our utilized production capacity by our total designed production capacity in 2011. Before 2011, we calculated capacity utilization rates by dividing the sum of (i) the output of alumina chemical products multiplied by a quotient based on the alumina content of the respective alumina chemical product and (ii) the output of alumina by production capacity of a particular plant.

(3)	Guangxi Huayin's designed production capacity and production volume represents our pro rata share of this jointly-controlled entity.

(4)	The alumina chemical products produced at our Research Institute are sold commercially, and such sales are included in our total revenues.

Primary Aluminum

We operate 17 primary aluminum production facilities located across nine provinces in China, including our Research Institute, which produces a limited amount of primary aluminum in connection with its research and development activities. Our smelters had an aggregate annual production capacity of approximately 4.3 million tonnes as of December 31, 2011. Four of our smelters are integrated with alumina refineries and do not need to source alumina externally.

In 2011, we produced approximately 3.9 million tonnes of primary aluminum and the average utilization rate for our smelters was 92.6% for the year. In 2011, Liancheng branch completed the construction of its smelters, which increased our annual primary aluminum production capacity by 388,000 tonnes. The annual production capacity of Shandong branch decreased by 20,000 tonnes because we ceased the operation of some obsolete smelters in compliance with the energy saving and emission reduction policy of the local government in December 2011. Fushun Aluminum is currently undergoing remoulding and upgrading, which we expect will be completed by the end of 2012 and will increase our total annual primary aluminum production capacity by 90,000 tonnes.

The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters and our Research Institute.

As of
December 31, 2011	For the year ended December 31, 2011

Annual
	Production	Aluminum	Utilization
Plant	Capacity(1)	Output	Rate(2)	Smelting Equipment

(in thousand tonnes, except percentages)

Baotou Aluminum	388.0	401.0	100%	200Ka, 240Ka and 400Ka pre-bake
Fushun Aluminum	240.0	212.0	100%	200Ka and 350Ka pre-bake
Gansu Hualu	230.0	220.0	100%	160Ka and 210Ka pre-bake
Guangxi branch	139.5	108.0	59.7%	160Ka and 320Ka pre-bake
Guizhou branch	403.7	413.0	95.4%	160Ka, 186Ka and 230Ka pre-bake
Henan branch	56.0	-	-	85Ka pre-bake
Jiaozuo Wanfang	412.0	417.0	100%	280Ka pre-bake
Lanzhou branch	388.0	418.0	100%	200Ka and 350Ka pre-bake
Qinghai branch	367.0	386.0	100%	160Ka and 200Ka pre-bake
Research Institute(3)	18.0	4.0	-	150Ka and 300Ka pre-bake
Shandong Huayu	200.0	220.0	100%	240Ka pre-bake
Shandong branch	55.0	50.0	100%	200Ka pre-bake
Shanxi Huasheng	220.0	224.0	100%	300Ka pre-bake
Shanxi Huaze	350.0	347.0	100%	300Ka pre-bake
Zunyi Aluminum	235.0	209.0	88.0%	200Ka, 350Ka pre-bake
Liancheng branch	613.0	275.0	77.3%	90Ka, 200Ka and 500Ka pre-bake
Longmen Aluminum	17.0	11.0	62.2%	75Ka pre-bake

Total	4,332.2(4)	3,915.0	92.6%

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)

Capacity utilization rate in 2011 is calculated by dividing our utilized production capacity by our total designed production capacity in 2011. Before 2011, we calculated capacity utilization rates by dividing the production output by production capacity.

(3)	The primary aluminum produced at our Research Institute is sold commercially, and such sales are included in our total revenues.

(4)	Not including the aluminum alloy business of Pingguo Aluminum.

Aluminum Fabrication Products

We currently operate nine aluminum fabrication facilities in China, among which, five facilities were acquired in 2008. We completed the construction and expansion of the facilities of Northwest Aluminum in 2011, which increased our annual aluminum fabrication production capacity by approximately 35,000 tonnes. Our annual aluminum fabrication production capacity was 1.7 million tonnes as of December 31, 2011. In 2011, we produced approximately 662,000 tonnes of aluminum fabrication products and the average utilization rate of our aluminum fabrication plants was 38.4%.

The following table sets forth the annual production capacity, output of aluminum fabrication products, principal products and utilization rate of each of our aluminum fabrication plants.

As of
December 31, 2011	For the year ended December 31, 2011

	Annual	Aluminum
	Production	Fabrication	Utilization
Plant	Capacity(1)	Product Output	Rate(2)	Principal Products

(in thousand tonnes, except percentages)

Northwest Aluminum	135.0	55.0	40.7%	extrusions, planks, strips and screens
Chalco Ruimin	370.0	148.0	40.0%	planks, strips and screens
Huaxi Aluminum	22.0	23.0	104.5%	strips and screens
Chalco Southwest Aluminum	350.0	232.0	66.3%	strips
Chalco Southwest Aluminum Cold Rolling	250.0	33.0	13.2%	planks and strips
Henan Aluminum	355.0	125.0	35.2%	planks, strips and screens
Shandong branch	10.0	8.0	80.0%	profiles
Chalco Qingdao(3)	120.0	9.0	7.5%	casts, ingots
Chalco Nanhai(3)	110.0	29.0	26.4%	casts

Total	1,722.0	662.0	38.4%	-

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is determined by dividing the production output by production capacity.

(3)

Chalco Qingdao and Chalco Nanhai use recycled aluminum materials to produce aluminum fabrication products, while our other aluminum fabrication plants use ingots and other primary aluminum products to produce aluminum fabrication products.

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

On average, our refineries consume approximately 2.4 tonnes of bauxite to produce one tonne of alumina in 2011. We used approximately 17.7 million tonnes, 24.2 million tonnes and 27.7 million tonnes of bauxite in our alumina production in 2009, 2010 and 2011, respectively. The combined production volume of our own mines and jointly-operated mines was approximately 13.6 million tonnes in 2011, representing an increase of approximately 6.3% from 2010. The production of our own mines reached approximately 13.6 million tonnes in 2011, representing an increase of approximately 6.6% from 2010. The production volume of our jointly-operated mine was approximately 4,300 tonnes in 2011, representing a decrease of approximately 89.3% from 2010. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2011, bauxite secured from other suppliers accounted for approximately 51.2% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our own mines and our joint-operated mines. Our own mines increased from 15 in 2010 to 17 in 2011 and we continue to explore new bauxite reserves to replenish our reserves.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines, jointly-operated mines and other suppliers for the periods indicated:

Year Ended December 31,
2009	2010	2011

	Percentage of		Percentage of		Percentage of
Bauxite	Bauxite	Bauxite	Bauxite	Bauxite	Bauxite
Supply	Supply	Supply	Supply	Supply	Supply

	%		%		%

(in thousand tonnes, except percentages)

Own mines	10,656.8	61.3	12,729.9	49.4	13,564.6	48.8
Jointly-operated mines	439.5	2.5	40.0	0.2	4.3	0.02
Other suppliers	6,293.3	36.2	13,005.0	50.5	14,209.5	51.2

Total	17,389.6	100.0	25,774.9	100.0	27,778.4	100.0

Own Mines. As of December 31, 2011, we owned and operated 17 mines that had approximately 261.9 million tonnes of aggregate bauxite reserves. As none of our mines produces bauxite for external sales, we have full access to the bauxite produced by our own mines. For the three years ended December 31, 2009, 2010 and 2011, we extracted approximately 10.7 million tonnes, 12.7 million tonnes and 13.6 million tonnes, respectively of bauxite from our own mines. In order to retain the title to our mines, or obtain the title to new mines, we are required to comply with mining qualifications approved by the relevant PRC authorities and pay an annual fee equivalent to RMB1,000 (US$158.9) per km2 for our mines.

Our reported bauxite reserves for our own mines do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the years ended December 31, 2009, 2010 and 2011, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

In 2011, the number of our own mines increased to 17 from 15 in 2010 because Xiaoguan mine was divided into three mines, namely, Xiaoguan mine, Gongyi mine and Dengfeng mine in 2011.

Each one of our mines is accessible by motor vehicles via public roads, highways or both. All of our own mines are powered by diesel fuel or generators and have access to water from local rivers, lakes or underground sources. The following table sets forth information for our own mines as of December 31, 2011:

							Bauxite
					Present Condition/	Capacity(2)	Production
		Nature of	Mining	Permit	Current State	(in thousand	(in thousand
Mine	Location	Ownership(1)	Method	Renewal(1)	of Exploration	tonnes)	tonnes)

Pingguo mine	Guangxi Zhuang	100% owned and	Open pit	January 2011 -	Fully developed	5,080.0	5,123.9
	Autonomous Zone	operated by Chalco		April 2036	and operational
Guizhou mine(3)	Guizhou Province	100% owned and	Open pit /	October 2004 -	Fully developed	1,400.0	1,061.8
		operated by Chalco	underground	December 2038	and operational
Zunyi mine	Guizhou Province	100% owned and	Open pit/ underground	December 2008 -	One stope is currently	-	164.5
		operated by Chalco		May 2021	under development
Xiaoyi mine	Shanxi Province	100% owned and	Open pit	September 2001 -	Fully developed	2,750.0	2,907.0
		operated by Chalco		September 2031	and operational
Shanxi Other Mines	Shanxi Province	100% owned and	Open pit/	November 2010 -	Fully developed	1,300	969.9
		operated by Chalco	underground	July 2016	and operational or under construction(6)
Mianchi mine	Henan Province	100% owned and	Open pit /	October 2001-	One stope is currently	400.0	310.4
		operated by Chalco	underground	October 2031	under development
Luoyang mine	Henan Province	100% owned and	Open pit/	October 2001 -	Fully developed	700.0	735.0
		operated by Chalco	underground	October 2031	and operational
Xiaoguan mine(4)	Henan Province	100% owned and	Open pit /	October 2001-	Fully developed	730.0	476.0
		operated by Chalco	underground	October 2031	and operational
Gongyi mine(4)	Henan Province	100% owned and	Open pit /	January 2008 -	Fully developed	820.0	211.0
		operated by Chalco	underground	April 2029	and operational
Dengfeng mine(4)	Henan Province	100% owned and	Open pit /	January 2008 -	Fully developed	350.0	368.0
		operated by Chalco	underground	June 2019	and operational
Sanmenxia mine	Henan Province	100% owned and	Underground	April 2005 -	Under construction	-	54.4
		operated by Chalco		January 2026
Xuchang mine (5)	Henan Province	100% owned and	Open pit /	December 2008 -	Fully developed	400.0	64.6
		operated by Chalco	underground	January 2016	and operational
Jiaozuo mine	Henan Province	100% owned and	Open pit/	August 2004 -	Fully developed	400.0	304.4
		operated by Chalco	underground	September 2016	and operational
Pingdingshan mine	Henan province	100% owned and	Open pit /	February 2008 -	Fully developed	500.0	316.0
		operated by Chalco	underground	September 2021	and operational
Yangquan mine	Shanxi Province	100% owned and	Open pit	September 2001-	Fully developed	200.0	180.0
		operated by Chalco		September 2031	and operational
Nanchuan mine	Chongqing City	100% owned and	Underground	September 2010 -	Fully developed	1,650.0	317.7
		operated by Chalco		December 2022	and operational

(1)

All conditions to retain our properties or leases have been fulfilled as of December 31, 2011. Each mine may be covered by one or more mining permits and the range of permit renewal dates is set forth above.

(2)	The annual production capacity of our own mines was 16.7 million tonnes of bauxite as of December 31, 2011.

(3)	Including Guizhou No. 1 mine and Guizhou No. 2 mine.

(4)	Xiaoguan mine was divided into three mines, namely, Xiaoguan mine, Gongyi mine and Dengfeng mine in 2011.

(5)	Yuzhong mine was renamed Xuchang mine in 2009.

(6)	Three mining areas of Shanxi Other Mines are under construction and five mining areas are fully developed and operational.

The respective terms of the mining rights permit are the shorter of the estimated working life of the mine and 30 years from 2001. We are required to obtain mining rights permits to conduct mining activities. Under PRC laws and regulations, a mine owner must prepare and submit exploration reports for a mine to the local government to obtain a mining rights permit for a mine. If an applicant for the mining rights permit is not the owner of a mine, the applicant must first enter into a lease agreement with the mine owner before submitting an application. The mining rights permit is subject to renewal on a regular basis. Furthermore, we are required to obtain land use rights on the land in order to operate these mines. We lease the land use rights relating to foregoing mines from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.

The following table sets forth certain estimated details of the reserves for our own mines as of December 31, 2011.

Total	Average Grade (%)
		Reserves(1)(2)			Ratio of
Mine	Area (km2)	(million tonnes)	Al2O3	SiO2	Average A/S(3)

Pingguo mine	186.19	93.41	54.79	5.07	10.81
Guizhou No. 1 mine	6.40	1.88	66.15	11.60	5.70
Guizhou No. 2 mine	31.52	22.26	64.85	8.54	7.59
Zunyi mine	11.25	4.31	58.96	8.53	6.91
Xiaoyi mine	10.21	23.79	63.54	12.62	5.03
Shanxi Other Mines	24.06	12.25	61.33	9.49	6.46
Mianchi mine	11.19	2.23	63.45	10.24	6.19
Luoyang mine	7.13	5.37	60.03	9.79	6.13
Xiaoguan mine(4)	56.10	14.47	63.93	14.46	4.42
Gongyi mine(4)	8.21	3.29	63.90	13.83	4.62
Dengfeng mine(4)	11.10	0.44	59.99	8.81	6.81
Sanmenxia mine	15.68	33.37	64.79	11.30	5.73
Xuchang mine	10.92	0.26	62.19	16.31	3.81
Jiaozuo mine	17.45	1.32	57.79	14.43	4.01
Pingdingshan mine	19.49	3.20	63.25	13.50	4.68
Yangquan mine	2.63	5.41	55.18	13.17	4.19
Nanchuan mine	20.96	34.66	61.29	13.40	4.57

Total (average)	450.49	261.91	59.97	9.36	6.41
By reserve type
Proven reserve		143.78	60.81	10.32	5.89
Probable reserve		118.12	58.96	8.19	7.20
Total (average)
reserves		261.91	59.97	9.36	6.41

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

(4)	Xiaoguan mine was divided into three mines, namely, Xiaoguan mine, Gongyi mine and Dengfeng mine in 2011.

We have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the National Mining Safety Law and related rules and regulations in China. Our safety control program combines close supervision and routine inspection of mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety training for our mining personnel. In 2011, we extracted approximately 13.6 million tonnes of bauxite from our own mines and did not experience any production accidents that involved serious work injuries or death.

Jointly-Operated Mines. To optimize our resources and reduce costs, we currently manage our jointly-operated mines by contracting with local companies for their mining services to operate mines owned by us. Generally, we are able to control the mining operations of our jointly-operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. In the years ended December 31, 2009, 2010 and 2011, our jointly-operated mines produced 439,500 tonnes, 40,000 tonnes and 4,300 tonnes of bauxite, respectively.

We had three jointly-operated mines in China as of December 31, 2011. Each of our jointly-operated mines is accessible by motor vehicles via public roads, highways or both. Our jointly-operated mines are powered by diesel fuel or generators and have access to water from local rivers, lakes or underground sources. The following table sets forth information on our jointly-operated mines as of December 31, 2011:

Present Condition/
		Name of	Mining	Permit	Current State
Mine	Province	Joint Operator	Method	Renewal(2)	of Exploration	Current Status

Dayu mine	Shanxi	n/a(1)	Open pit	December 2009 (3)	under development	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Xiataohua mine	Shanxi	n/a(1)	Open pit	June 2012	exploration is finished	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.
Xinzhuang mine	Shanxi	n/a(1)	Open pit	June 2012	exploration is finished	We are the sole owner of these mines and are conducting research on the development plan of these mines. We are searching for operators for future development.

(1)	We have decided to cooperate with other parties to undertake the mining operations in these mines. However, as of December 31, 2011, we had not confirmed any party as our partner.

(2)	All conditions to retain jointly-owned properties or jointly-held leases have been fulfilled as of December 31, 2011.

(3)	We are in the process of renewing the mining permit for Dayu mine as of the date of this annual report.

The following table sets forth the specific details of our jointly-operated mines as of December 31, 2011.

Total	Average Grade (%)
		Reserves(1)(2)			Ratio of
Mine	Area (km2)	(million tonnes)	Al2O3	SiO2	Average A/S(3)

Dayu mine	0.99	0.76	65.63	10.98	5.98
Xiataohua mine	2.50	7.10	59.40	13.75	4.32
Xinzhuang mine	1.50	5.85	61.48	12.38	4.97

Total (average)	4.99	13.71	60.63	13.01	4.66
By reserve type
Proven reserve		10.41	60.10	13.54	4.44
Probable reserve		3.30	62.31	11.36	5.49
Total (average)
reserves		13.71	60.63	13.01	4.66

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planning mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

At the end of 2009, we started to modify or terminate the arrangements governing the operations of a number of jointly-operated mines and restructure our joint mining operations to increase operational efficiency and better align our mining operations with our long-term business strategy. Consequently, in 2010, we assumed the operations of the mines for which we own mining rights and ceased the operations of selected mines. For example, seven of our jointly-operated mines in Shanxi Province became mining areas of Shanxi Other Mines, our new own mine in 2010, and Wenquan Town mine and Shanchuan mine became mining areas of our Xiaoyi mine and Xiaoguan mine, respectively. As of the date of this annual report, the restructuring has been completed. We maintained a sufficient supply of bauxite from available sources throughout the course of the restructuring and we believe we will be able to continue to do so following the restructuring.

Other Suppliers. In addition to our own mines and our jointly-operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 51.2% of our total bauxite supply in 2011.

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

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. The average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from 3.8:1 to 14.2:1.

Prices. There is neither governmental regulation on bauxite prices nor an official trading market for bauxite in China. We negotiate bauxite prices with our suppliers based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. As we procure bauxite from three different sources, our total bauxite cost is influenced by the following factors:

*	the cost of our mining operations;

*	the terms of our operational arrangements with respect to our jointly-operated mines; and

*	the market conditions relating to purchases from small independent mines.

The average purchase price of bauxite per tonne from our joint operations and other suppliers in 2009, 2010 and 2011 was approximately RMB289.2, RMB386.7 and RMB353.6 (US$56.2), respectively. The average cost of bauxite from our own mines per tonne in 2009, 2010 and 2011 was approximately RMB174.0, RMB202.4 and RMB176.0 (US$28.0), respectively.

We purchase a substantial amount of bauxite to protect the resources at the mines that we have already acquired despite our unutilized capacity at these mines. Additionally, to fully utilize the bauxite from our mines, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase higher grade ore from other suppliers and blend the ore of various grades to meet the technical requirements for our alumina production. This practice allows for flexibility and the inclusion of lower grade bauxite to optimize the use of bauxite deposits available to us. We do not use our historical average purchase prices for 2009, 2010 and 2011, or any other historical index to estimate our bauxite reserves.

The following table sets forth our capital expenditures for our bauxite mines in China for the periods indicated:

Year Ended December 31,

2009	2010	2011

(RMB in thousands)

Capital Expenditures
Infrastructure construction	489,553.6	417,235.9	157,000.0
Facility upgrade	11,167.5	135,321.3	56,000.0

Total	500,721.1	552,557.2	213,000.0

Primary Aluminum

An average of approximately 1.9 tonnes of alumina and 14,109 kWh of electricity were required to produce one tonne of primary aluminum in 2011. Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 36.5% and 41.6%, respectively, of our unit primary aluminum production costs in 2011. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes and sodium fluoride for our smelting operations.

Alumina is the main raw material in the production of primary aluminum. In 2011, our smelters consumed approximately 7.5 million tonnes of alumina to produce approximately 3.9 million tonnes of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi branches have historically sourced all or substantially all of the alumina required for their primary aluminum production from their respective integrated refineries. Our plants that do not have integrated alumina refining operations onsite obtain alumina internally from our alumina refineries located elsewhere or externally on the market

Aluminum Fabrication Products

The main raw material for our aluminum fabrication operations is primary aluminum. We also use other metal raw materials in aluminum fabrication depending on the type of products. We meet the primary aluminum requirements of our aluminum fabrication segment with primary aluminum supplied by our own aluminum smelters. In addition, Chalco Qingdao and Chalco Nanhai use recycled aluminum materials to produce aluminum fabrication products.

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

Large quantities of coal is used as a reducing agent and fuel to produce steam and gas in the alumina refining process. As of the date of this annual report, we held minority interests in a number of coal mining enterprises, including Shanxi Jiexiu, Qinghai Energy, Jiaozuo Coal Industry Group Zhaogu Energy (Xinxiang) Co., Ltd., Xuehugou Coal Industry Co., Ltd. and Huasheng Wanjie Coal Industry Co., Ltd. In addition, we have acquired 70% of the equity interest in Gansu Huayang, which holds mining rights for coal deposits in the Luochuan mining area, Gansu Province. All of the coal mining enterprises in which we directly or indirectly have equity interest are currently in the exploration or development stages, except:

*	Qinghai Energy, a joint venture company in which we hold a 21% interest; and

*	Jiaozuo Coal Industry Group Zhaogu Energy (Xinxiang) Co., Ltd., a joint venture company in which Jiaozuo Wanfang holds a 30% interest.

Qinghai Energy and Jiaozuo Coal Industry Group Zhaogu Energy (Xinxiang) Co., Ltd. are in commercial production.

We also entered into a mining rights transfer agreement to acquire the mining rights for coal deposits in the Laodonghe mining area, Guizhou Province. By investing in coal mining enterprises and acquiring mining rights for coal deposits, we plan to partially offset our future energy costs, and secure a portion of the coal we consume in our operations.

Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. Our refineries use heavy oil, natural gas and coal gas as fuel to refine alumina. There is no governmental regulation of the prices of coal, alkali or fuel. We purchase these raw materials from external suppliers under negotiated supply contracts, which we believe are competitively priced. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.

Primary Aluminum

Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2011, we consumed 55.2 billion kWh of electricity for our primary aluminum production. The availability and price of electricity are key factors in our primary aluminum production. Electricity costs have fluctuated in recent years due to periodic shortages of electricity in China, cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs."

We generate electricity at three of our smelters and purchase our remaining electric power requirement from regional power grids or directly from power generation enterprises. Except for two of our smelters that have entered into direct purchase agreements with power generation enterprises, we purchase electricity from the regional power grids at prices set by the government. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. We believe our power supply from regional grids is generally not reliant upon any particular generation facility supplying the grid. Electricity purchased from different power grids is subject to different tariff levels in 2011. The average electricity cost of our smelters was RMB0.4597/kWh in 2011.

Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. Most of our carbon cathodes are supplied by our Guizhou branch, which operates our only carbon cathode production facility and sells carbon cathodes to external smelters in China.

Sales and Marketing

We coordinate substantially all of our sales and marketing activities of our self-produced alumina products and some of our sales and marketing activities of our self-produced primary aluminum products through Chalco Trading. Our subsidiaries and branches sell substantially all of our self-produced aluminum fabrication products and some of our self-produced primary aluminum products directly to external customers. Our alumina refineries sell our alumina chemical products directly to external customers or indirectly through Chalco Trading for subsequent external trading. For all of our products that are sold either through Chalco Trading for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sales services and strengthening our presence in the marketplace.

Since late 2009, we also have been engaged substantially in the trading of external non-ferrous metal products through Chalco Trading, including alumina, primary aluminum, cooper and other non-ferrous metal products.

Alumina

We sell our alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2011, we supplied approximately 7.5 million tonnes of alumina produced at our refineries to our own smelters, which represented approximately 64.3% of our total alumina production, and sold the remainder to our customers.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined at a percentage of the average primary aluminum futures prices on the SHFE for the past three months. Chalco Trading coordinates the external sales of our alumina products. In the fourth quarter of each year, Chalco Trading hosts an annual national sales conference for our primary aluminum smelter customers with the presence of the representatives from our branches with alumina operations. At the sales conference, Chalco Trading enters into most of our external sales contracts for alumina.

Chalco Trading sells our alumina products to smelters throughout China. All of our major customers in the past three years have been domestic smelters. We sell most of our alumina products under three to five-year long-term sales contracts, under which the sales price is set as a percentage of the average primary aluminum futures prices on the SHFE for the past three months. As a result, fluctuations of primary aluminum prices on the SHFE affect alumina prices under our long-term contracts.

Chalco Trading sells the rest of our alumina products on the spot market. We set, and adjust as necessary, reference sales prices for these alumina products. In 2011, our highest and lowest reference spot price of domestic alumina was RMB3,000 (US$477) per tonne and RMB2,800 (US$445) per tonne, respectively. We set the price for the external sales of alumina products by reference to alumina prices at reference markets and taking into account the following considerations:

*	alumina imports into China, CIF Chinese ports;

*	international and domestic transportation costs;

*	our short-term and mid-term projections for alumina;

*	the 17% value-added tax applicable to our products;

*	import related fees; and

*	domestic supply and demand.

Primary Aluminum

In 2011, some of our self-produced primary aluminum is sold directly by our subsidiaries and branches to external customers, our subsidiaries and branches also sold a portion of our primary aluminum internally to Chalco Trading for subsequent external trading. We consume the remaining portion at our own aluminum fabrication plants.

Our primary aluminum manufacturing subsidiaries and branches sell the majority of our primary aluminum output directly to external customers. Our primary aluminum manufacturing subsidiaries and branches also sell a portion of our primary aluminum output internally to Chalco Trading at prices based on the futures prices of primary aluminum on SHFE. Chalco Trading then coordinates the external sales of primary aluminum. Our subsidiaries and branches and Chalco Trading sell our primary aluminum products to external customers through the following three channels:

*

Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers. Terms of the sales contracts for primary aluminum are typically one year. We price our primary aluminum products based on the SHFE futures prices.

*

Sales on the SHFE. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the SHFE through futures contracts with terms ranging from one month to twelve months to hedge against declines in primary aluminum prices.

*	Sales on the spot market. We also sell our primary aluminum products on the spot market at the reference prices we set and adjust as necessary.

We hold an annual national primary aluminum sales conference through Chalco Trading with the presence of representatives from our subsidiaries and branches in the fourth quarter of each year to procure sales and plan production for the following year.

To improve the efficiency of our distribution, we divide our China market into several regions as follows:

*	southern China (including Guangdong and Fujian Provinces);

*	eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality);

*	southwestern China (including Sichuan Province and Chongqing Municipality);

*	the Beijing-Tianjin-Tanggu area; and

*	northeastern China (including Liaoning and Heilongjiang Provinces).

We sell substantially all of our primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Although we have conducted export sales in the past, substantially all of our external sales of primary aluminum in 2011 were domestic sales. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our own primary aluminum products, taking into account three main factors: the primary aluminum spot prices and futures price on the SHFE; our production costs and expected profit margins; and supply and demand. As part of our efforts to coordinate and centralize sales, we also set minimum prices for primary aluminum products that are sold directly to external consumers by our subsidiaries and branches with respect to each region in China where our primary aluminum is sold. These minimum prices are determined by reference to the SHFE spot price for primary aluminum. The smelter filling a particular order from a external customer is generally responsible for negotiating the pricing and delivery terms and must comply with the minimum pricing guidelines unless it obtains prior approval from our headquarters. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Aluminum Fabrication Products

We produce aluminum fabrication products based on market demand. In 2011, our aluminum fabrication subsidiaries and branches sold substantially all of our aluminum fabrication products directly to external customers. In 2011, we sold approximately 658,894 tonnes of self-produced aluminum fabrication products.

In 2011, we derived more than 80% of our aluminum fabrication products revenues from sales in China. We extend credit terms for sales of aluminum fabrication products, requiring payment within a short period after delivery. The prices for our aluminum fabrication products are set by agreement with our customers.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our alumina chemical products directly to external customers or indirectly to external customers through Chalco Trading for subsequent external trading.

We sell most of our alumina chemical products and gallium in China. Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers. Our total sales of gallium in 2009, 2010 and 2011 amounted to RMB58.1 million, RMB67.0 million and RMB118.0 million (US$18.7 million), respectively.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been substantially engaged in the trading of non-ferrous metal products, including alumina, primary aluminum, cooper, zinc, lead and other non-ferrous metal products that we source externally through Chalco Trading. We trade our outsourced non-ferrous metal products either by spot sales or under short-term futures and option contracts. In 2011, Chalco Trading also entered into a long-term coking coal trading agreement in respect of the coal from the Tavan Tolgoi mine with Erdenes MGL LLC, which is a Mongolian state-owned company engaging in development and operations of mining deposits in Mongolia. Chalco Trading has a team with trading expertise to conduct research on the markets of non-ferrous metal products and other materials.

Delivery

We rely on rail shipping and trucking for the delivery of products within China. Our alumina is transported by rail or truck, and transportation costs are generally borne by our customers and excluded from our sales prices. For long-distance deliveries, we maintain spur lines connecting our plants to the national railway routes. The price of rail shipping on the PRC national railway system is fixed by the government.

Most of our primary aluminum products are transported by rail. In view of the substantial distance between our smelters and aluminum fabrication plants, most of which are concentrated in southern and eastern China, we maintain subsidiaries (often with warehousing capacity leased from third parties) in major cities in eastern and southern China to facilitate and coordinate deliveries.

Our customers are generally responsible for arranging and bearing the costs associated with transporting aluminum fabrication products from our production facilities.

Principal Facilities

Our principal facilities include 28 principal production plants and our Research Institute. Set forth below is a description of our principal production plants. Our production is organized and managed according to our three business segments: alumina, primary aluminum and aluminum fabrication.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. The Guangxi branch obtains bauxite delivered via highway from the Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from the Guangxi branch.

The Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. The Guangxi branch is our only principal refinery that uses the Bayer process exclusively. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by removing production bottlenecks and investing in capacity expansions. After the completion of its expansion project in 2011, Guangxi branch's annual alumina production capacity reached 2,210,000 tonnes as of December 31, 2011. In 2011, the Guangxi branch produced approximately 1,942,000 tonnes of alumina, along with approximately 183,000 tonnes of alumina chemical products. Most of the alumina output at the Guangxi branch is used in the primary aluminum smelter at the same branch and the remainder is sold to third-party smelters.

Our Guangxi branch also uses advanced 160 kA and 320 kA pre-bake reduction pot-lines developed by us in its smelting operations. As of December 31, 2011, our Guangxi branch's annual primary aluminum production capacity was 139,500 tonnes and it produced approximately 108,000 tonnes of primary aluminum in 2011.

Guizhou Branch

The Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. Our alumina refinery at this branch is one of the most advanced alumina refineries in China, having imported many of its key technologies and equipment. Our alumina refinery at this branch uses the hybrid Bayer-sintering process to refine bauxite supplied from our own mines as well as external suppliers into alumina. Bauxite from our own mines is delivered by trucks and train. The majority of the alumina produced at the Guizhou branch is used in the smelting operations at the same plant and the remainder is sold to third-party smelters. Our Guizhou branch uses 160 kA, 186kA and 230 kA pre-bake reduction pot-lines in its primary aluminum production. As a result of technological innovations and overhauls since its inception, our Guizhou smelter is among the most technologically advanced smelters in China. As of December 31, 2011, our Guizhou branch had an annual alumina production capacity of approximately 1,200,000 tonnes and an annual primary aluminum production capacity of approximately 403,700 tonnes. In 2011, our Guizhou branch produced approximately 1,066,000 tonnes of alumina, 6,000 tonnes of alumina chemical products and 413,000 tonnes of primary aluminum.

Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes in addition to carbon anodes. As the Guizhou branch is our only facility that produces carbon cathodes, it supplies carbon cathodes to seven of our facilities and our Research Institute. Its carbon cathodes are also sold to external customers throughout China.

Henan Branch

The Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 in Henan Province, a province rich in bauxite reserves. Bauxite is delivered to our Henan branch via railway and highway from the following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. Our Henan branch was the first refinery in China to develop the hybrid Bayer-sintering process. We also have an alumina production line that uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through purchases on the market. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. After the completion of its expansion project in 2011, Henan branch's annual alumina production capacity reached 2,250,000 tonnes as of December 31, 2011. In 2011, our Henan branch produced approximately 1,965,000 tonnes of alumina and 75,000 tonnes of alumina chemical products. Henan branch has commenced another expansion project which is expected to be completed in 2012 and we expect the completion of this project to increase Henan branch's annual alumina production capacity by 160,000 tonnes. Henan branch currently has the largest power generation capacity among our alumina manufacturing facilities.

We have upgraded a portion of the primary aluminum facilities at this branch, which now utilizes 85 kA pre-bake reduction pot-lines. Its carbon plant produces high quality carbon products for sales to external customers in China as well as for export, after meeting the needs of our various smelting operations. As of December 31, 2011, Henan branch had an annual primary aluminum production capacity of 56,000 tonnes. In 2011, our Henan branch did not produce any primary aluminum.

Shandong Branch

The Shandong branch commenced operations in 1954 and has the capacity to produce alumina, primary aluminum and aluminum fabrication products. Bauxite is delivered to our Shandong branch via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China's first production facility for alumina. It produces the majority of its alumina through the sintering process and Bayer process, but has an ore-dressing sintering operation. The Shandong branch purchases the majority of the bauxite required for its production from small third-party mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters as well as external customers. After the completion of its expansion project in 2011, Shandong branch's annual alumina production capacity reached 1,770,000 tonnes as of December 31, 2011. It produced approximately 1,870,000 tonnes of alumina in 2011.

In addition, our Shandong branch produces substantial amounts of alumina chemical products and produced approximately 674,000 tonnes of alumina chemical products in 2011. It is the largest and most technologically advanced alumina chemical products production facility in China with the ability to produce the widest variety of alumina chemical products.

As of December 31, 2011, our Shandong branch's primary aluminum production capacity was 55,000 tonnes per annum and it produced approximately 50,000 tonnes of primary aluminum in 2011.

Our Shandong branch also uses its self-produced primary aluminum to produce aluminum fabrication products. As of December 31, 2011, our Shandong branch had an annual aluminum fabrication production capacity of 10,000 tonnes and it produced approximately 8,000 tonnes of aluminum fabrication products in 2011.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 160 kA and 200kA automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai branch sources alumina from our Shanxi, Shandong, Henan and Zhongzhou branches, but incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches. The Qinghai branch produced approximately 386,000 tonnes of primary aluminum in 2011, slightly exceeding its designed annual production capacity of 367,000 tonnes as of December 31, 2011.

Shanxi Branch

Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province rich in bauxite deposits. Bauxite is transported to our Shanxi branch via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant with an annual production capacity of 2,217,000 tonnes as of December 31, 2011. Our Shanxi branch produced approximately 1,772,000 tonnes of alumina and 17,000 tonnes of alumina chemical products in 2011. Shanxi branch has commenced an expansion project which is expected to be completed in 2012 and we expect the completion of this project to increase Shanxi branch's annual alumina production capacity by 530,000 tonnes.

Our Shanxi branch's production facilities are primarily imported. Shanxi branch relies on bauxite from our own mines as well as external suppliers. It is in the proximity of large coal mines and substantial water resources and currently has the second largest power generation capacity among our alumina manufacturing facilities.

Zhongzhou Branch

Located in Henan Province, our Zhongzhou branch is a stand-alone alumina plant, located near abundant bauxite, coal and water supplies. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its sintering process and Bayer process. We purchase bauxite supplies from Henan Province and Shanxi Province.

Our Zhongzhou branch had an annual alumina production capacity of 2,980,000 tonnes as of December 31, 2011. Our Zhongzhou branch produced approximately 1,615,000 tonnes of alumina and approximately 221,000 tonnes of alumina chemical products in 2011.

Zunyi Alumina

Zunyi Alumina is located in Zunyi, Guizhou Province. In April 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydroelectric Co., Ltd, to establish a joint venture company, Zunyi Alumina. We hold 67% of the equity interests in Zunyi Alumina. Zunyi Alumina completed the construction of alumina facilities and commenced operations in 2010. It had an annual alumina production capacity of 800,000 tonnes as of December 31, 2011. Zunyi Alumina produced approximately 742,000 tonnes of alumina in 2011.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina facilities in 2010 and its annual alumina production capacity was 800,000 tonnes as of December 31, 2011. Chongqing branch produced approximately 49,000 tonnes of alumina and 1,000 tonnes of alumina chemical products in 2011.

Lanzhou Branch

Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 and was acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 388,000 tonnes as of December 31, 2011. It produced approximately 418,000 tonnes of primary aluminum in 2011.

Jiaozuo Wanfang

Jiaozuo Wanfang is situated in Jiaozuo city in Henan Province and is a stand-alone primary aluminum plant. Jiaozuo Wanfang was established in 1993. In May 2006, we acquired 29% of the issued share capital and thus became its largest shareholder. In 2010, we partially disposed our equity interest in Jiaozuo Wanfang. As of December 31, 2011, we held 24.002% equity interest of Jiaozuo Wanfang. Jiaozuo Wanfang has been our subsidiary since 2008 when we established the de facto control over it. Jiaozuo Wanfang had an annual primary aluminum production capacity of 412,000 tonnes as of December 31, 2011 and produced approximately 417,000 tonnes of primary aluminum in 2011.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Shanxi Huaze's designed annual production capacity of primary aluminum was 350,000 tonnes as of December 31, 2011 and it produced approximately 347,000 tonnes of primary aluminum in 2011. We currently hold 60% of the equity interest of Shanxi Huaze.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Shanxi Guan Lv Company Limited to establish a joint venture company, Shanxi Huasheng. Shanxi Huasheng commenced operations in March 2006 and had a designed annual production capacity of primary aluminum of approximately 220,000 tonnes as of December 31, 2011. In 2011, Shanxi Huasheng produced 224,000 tonnes of primary aluminum. We currently hold a 51% equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In June 2006, we entered into a share purchase agreement with Guizhou Wujiang Hydropower Development Co., Ltd. and eight other companies, which were the shareholders of Zunyi Aluminum, to purchase part of the equity interest from Guizhou Wujiang Hydropower Development Co., Ltd. and all the equity interest held by the other eight companies. We have completed our purchase and currently hold 62.1% of the equity interest in Zunyi Aluminum. Zunyi Aluminum's annual primary aluminum production capacity was 235,000 tonnes as of December 31, 2011 and it produced approximately 209,000 tonnes of primary aluminum in 2011.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. Fushun Aluminum partially completed a new primary aluminum project at the end of 2008, which increased the annual primary aluminum production capacity of Fushun Aluminum by 100,000 tonnes. Fushun Aluminum's annual primary aluminum production capacity was 240,000 tonnes as of December 31, 2011. We expect to complete the new primary aluminum project by the end of 2012, which will increase Fushun Aluminum's annual primary aluminum production capacity by 90,000 tonnes. Fushun Aluminum produced approximately 212,000 tonnes of primary aluminum in 2011.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. In July 2006, we entered into a share transfer agreement with Shandong Huasheng Jiangquan Group to acquire 55% of the equity interest of Shandong Huayu, a subsidiary of Shandong Huasheng Jiangquan Group. We currently hold 55% of the equity interest in Shandong Huayu. Shandong Huayu had an annual primary aluminum production capacity of 200,000 tonnes as of December 31, 2011. Shandong Huayu also has supporting facilities and coal-fired generators. In 2011, Shandong Huayu produced approximately 220,000 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold 51% of the equity interest in Gansu Hualu. Gansu Hualu had an annual primary aluminum production capacity of 230,000 tonnes as of December 31, 2011 and it produced approximately 220,000 tonnes of primary aluminum in 2011.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had a designed annual production capacity of 388,000 tonnes as of December 31, 2011. In 2011, it produced approximately 401,000 tonnes of primary aluminum.

Liancheng branch

Liancheng branch is located in Gansu Province. In late May, 2008, we acquired 100% of the equity interest of Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. After the completion of its expansion project in 2011, Liancheng branch's annual primary aluminum production capacity reached 613,000 tonnes as of December 31, 2011. It produced approximately 275,000 tonnes of primary aluminum in 2011.

Longmen Aluminum

Located in Shanxi Province, Longmen Aluminum is established in1991. We hold 55% of its equity interests. It specializes in producing primary aluminum. As of December 31, 2011, Longmen Aluminum had an annual primary aluminum production capacity of 17,000 tonnes and produced 11,000 tonnes of primary aluminum in 2011.

Chalco Qingdao

Located in Qingdao, Shandong Province, Chalco Qingdao specializes in using recycled aluminum materials to produce aluminum fabrication products. As of December 31, 2011, Chalco Qingdao had an annual production capacity of 120,000 tonnes and produced 9,000 tonnes of aluminum fabrication products in 2011.

Northwest Aluminum

Northwest Aluminum is situated in Lanzhou city in Gansu Province and is an aluminum fabrication plant. It was part of Lanzhou Aluminum before July 2007 which we acquired through share exchange in April 2007. Lanzhou Aluminum's A shares were listed on Shanghai Stock Exchange until April 24, 2007 when we acquired it through share exchange. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. After the completion of its expansion project in 2011, Northwest Aluminum's annual production capacity for aluminum fabrication products reached approximately 135,000 tonnes as of December 31, 2011 and it produced approximately 55,000 tonnes of aluminum fabrication products in 2011.

Chalco Ruimin

Located in Fujian, Chalco Ruimin commenced production in 1996 and specializes in aluminum fabrication. In late May 2008, we purchased 75% of the equity interest of Chalco Ruimin from Chinalco on the China Beijing Equity Exchange. Chalco Ruimin completed a RMB2.87 billion expansion plan in 2010. Chalco Ruimin had an annual aluminum fabrication capacity of approximately 370,000 tonnes as of December 31, 2011. Chalco Ruimin produced approximately 148,000 tonnes of aluminum fabrication products in 2011. We currently hold 93.47% of the equity interest in Chalco Ruimin.

Huaxi Aluminum

Located in Chengdu, Sichuan Province, Huaxi Aluminum commenced production in 1997 and specializes in aluminum fabrication. In late May 2008, we purchased 56.86% of the equity interest of Huaxi Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, 2011, Huaxi Aluminum had an annual aluminum fabrication production capacity of 22,000 tonnes and it produced approximately 23,000 tonnes of aluminum fabrication products in 2011.

Chalco Southwest Aluminum

Established in September 2004 and located in Chongqing, Chalco Southwest Aluminum specializes in aluminum fabrication. On May 30, 2008, we purchased 60% of the equity interest of Chalco Southwest Aluminum from Chinalco on the China Beijing Equity Exchange. As of December 31, 2011, Chalco Southwest Aluminum had an annual aluminum fabrication production capacity of 350,000 tonnes and produced approximately 232,000 tonnes of aluminum fabrication products in 2011.

Chalco Southwest Aluminum Cold Rolling

Established in March 2006 and located in Chongqing, Chalco Southwest Aluminum Cold Rolling specializes in rolling aluminum and aluminum alloy processing, development of high precision aluminum strip production technology and import and export activities on goods and technology. On May 30, 2008, we acquired 100% of the equity interests of Chalco Southwest Aluminum Cold Rolling from Chinalco. In 2010, we completed the construction of production facilities of Chalco Southwest Aluminum Cold Rolling. As of December 31, 2011, Chalco Southwest Aluminum Cold Rolling had an annual aluminum fabrication production capacity of 250,000 tonnes. It produced approximately 33,000 tonnes of aluminum fabrication products in 2011.

Henan Aluminum

Established in August 2005 and located in Luoyang, Henan Province, Henan Aluminum specializes in aluminum fabrication. In late May 2008, we acquired 84.02% of the equity interest of Henan Aluminum from Chinalco and China Nonferrous Metals Technology on the China Beijing Equity Exchange. As of December 31, 2011, Henan Aluminum had an annual aluminum fabrication production capacity of 355,000 tonnes and produced approximately 125,000tonnes of aluminum fabrication products in 2011. We currently hold 90.03% of the equity interest in Henan Aluminum.

Chalco Nanhai

Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Chalco Nanhai had an annual aluminum fabrication production capacity of 110,000 tonnes. Chalco Nanhai commenced its commercial operation in 2011.It produced approximately 29,000 tonnes of aluminum fabrication products in 2011.

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

Competition from Domestic Competitors

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

Primary Aluminum

We derived substantially all of our primary aluminum revenues from domestic sales in 2011. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2011, our primary aluminum production represented approximately 22.7% of total domestic production in China.

There are approximately 67 primary aluminum smelting companies operating in China, which sell substantially all of their products in China. We are the largest integrated alumina and primary aluminum producer in China. Currently, only 20 primary aluminum producers in China (including Chalco) have annual production capacities of 300,000 tonnes or more, which represent approximately 57.4% of the total primary aluminum production capacity in China. Only seven primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Accordingly, the larger smelters are granted preferential treatment, including priority in the allocation of raw materials and electricity supplies, which give them a competitive advantage over small domestic smelters. Moreover, according to the Entrance Conditions, effective from 2007, new aluminum projects for expanding production capacity must be approved by the relevant department of the State Council of China. As of the date of the annual report, the relevant department of the State Council of China is not expected to approve any new aluminum projects except those environmental protection upgrade projects and expired equipment exchange projects planned by the PRC government.

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

45

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

Aluminum Fabrication Products

We derived more than 80% of our aluminum fabrication products revenues from sales in China in 2011. Our competitors include other domestic and international producers of aluminum fabrication products that sell aluminum fabrication products in China. The aluminum fabrication market in China is highly fragmented. There are more than 3,250 aluminum fabrication producers in China with an aggregate annual capacity of over 27.0 million tonnes as of the end of 2011. In 2011, the aluminum fabrication producers in China produced approximately 23.5 million tonnes of aluminum fabrication products. We are the largest producer of aluminum fabrication products in China and our major competitors are largely medium- and small-scale regional producers of aluminum fabrication products. We believe we have advantages over such competitors in scale of production, production technologies, research and development, variety of product offerings and experienced workforce.

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2011, China imported approximately 1.9 million tonnes of alumina, representing a 56.4% decrease from 2010. China had net import of approximately 225,000 tonnes of primary aluminum in 2011, which represented a 2.2% decrease from 2010. Competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large international companies. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, we expect to continue benefiting from certain PRC governmental policies that promote the growth of large domestic smelters.

International suppliers used to be dominant in certain types of advanced aluminum fabrication products in China. Since 2007, the import of aluminum fabrication products has been slightly decreasing. However, as we began to produce some types of these advanced aluminum fabrication products, including aluminum CTP plates, precision aluminum tubes and some other types of aluminum strips, plates and screens used in electronic industry, to our customers in China, we expect the competition from these international suppliers will increase. We aim to provide high quality products at competitive prices to our customers.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2011, we completed 103 technological projects, including 39 technology development projects, 42 industrialization, promotion and application of advanced technologies projects and 22 basic application projects. In addition, we filed a total of 168 patent applications in 2011.

As of December 31, 2011, we owned 1,213 patents, which were primarily related to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design, 10 years from the date of the patent application. As of December 31, 2011, we owned 35 trademarks, each of which had a term of 10 years.

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

Environmental Protection

Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. For example, the PRC government has set discharge standards for emissions to air and water. To enforce these standards, national environmental protection authorities have imposed discharge fees that increase for each incremental amount of discharge up to the limit set by the regulation. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures, which are subject to the relevant agency's approval, or order the closure of any operations that fail to comply with applicable regulations. On February 6, 2010, the State Council of China issued "Notice on Further Strengthening the Elimination of Obsolete Production Capacities", which recommends all pre-bake reduction pot-lines below 100kA be closed by the end of 2011. Some of our primary aluminum utilities with a total capacity of 437,000 tonnes were shut down in compliance with this notice in 2011.

The pollutants discharged from our alumina refining process include red mud, waste water and gas emissions and particulates. Our primary aluminum production process generates fluorides, pitch fume and particulates. It is illegal to release these pollutants untreated, or those after treatment but still not complying with discharge limits, the discharge of these pollutants must comply with national and local discharge limits.

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2011, we passed the review and the accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. Through these efficiency initiatives, we estimate that we conserved the energy equivalent of 314,600 tonnes of standard coal in 2011. We have incorporated clean technology and processes into our operations with a view to promoting the concept of "zero emission" plants. In 2011, we achieved our target of zero waste water emission.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB1,395.0 million, RMB1,151.0 million and RMB1,524.6 million (US$242.2 million) for the years ended December 31, 2009, 2010 and 2011, respectively. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We maintain insurance coverage for our property, plant and equipment, in particular our transportation vehicles and assets that we consider to be subject to significant operating risks. We also have limited coverage for natural disaster such as typhoons, tornados, floods, landslides and lightning strikes. However, there are certain types of losses, such as losses from war, acts of terrorism and natural disasters, for which we cannot obtain insurance at a reasonable cost or at all.

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

We paid a total of RMB81.4 million, RMB79.5 million and RMB75.9 million (US$12.1 million) in insurance premiums in 2009, 2010 and 2011, respectively.

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

Requirements for Capital Investments

Any capital markets financing activities by an enterprise or company incorporated in the PRC such as those to finance capital projects, are subject to approval by the CSRC and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer incorporated in the PRC must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Offering of corporate bonds in the PRC by a listed PRC-incorporated company is subject to approval from the CSRC, while offering of enterprise bonds in the PRC by other enterprises is subject to approval from the People's Bank of China, the NDRC and other relevant authorities. Offering of bonds by a PRC-incorporated company outside the PRC is subject to approval from the NDRC and/or the State Administration of Foreign Exchange. For all international financing activities by an enterprise or company incorporated in the PRC, the issuer must register with and obtain prior approval from the NDRC and the administrative authorities of foreign exchange. Foreign investment in the exploring and mining of alumina and primary aluminum is permitted by the PRC government.

Entrance Conditions for Aluminum Industry

"Entrance Conditions for Alumina Industry" provides that, (i) all new bauxite projects must be approved by relevant authorities at the provincial governments, with an exception for those projects with a total investment of RMB500 million (US$79.4 million) or above, for which the approval from the competent authority under the State Council of China is required. In addition, all new bauxite projects applying for approval should have an annual production capacity of not less than 300,000 tonnes with a service period of over 15 years; (ii) all new alumina projects must obtain approval from the competent authority under the State Council of China. Any alumina project which consumes domestic bauxite must have an annual production capacity of 800,000 tonnes or above and service duration of bauxite mines must exceed 30 years. Any alumina projects which consumes imported bauxite must have an annual production capacity of 600,000 tonnes or above and have reliable bauxite supply. Raw materials supplied under long-term purchase agreements with terms of over five years must exceed 60% of the total raw material demand; and (iii) all primary aluminum projects for expanding production capacity must be approved by the competent authority under the State Council of China. In near future, approval will only be granted to environmental protection upgrade projects and those projects under state plan to replace out-of-date equipments. All update or replacement project must have reliable alumina supply, power supply and transportation access.

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

The Electric Power Law of China and related rules and regulations govern construction, generation, supply and consumption of electric power. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements. In October 2007, Chinese government issued "Notice on Further Solutions of the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises have been gradually abolished. In May 2010, Chinese government issued "Notice of Eliminating Preferential Electricity Rate for High Energy Consuming Enterprises and Related Matters", which further eliminated the preferential electricity price arrangement enjoyed by Chinese primary aluminum enterprises.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

Import taxes on alumina and primary aluminum have been eliminated. The export tariff on certain primary aluminum products has been 15% since August 1, 2007.

Environmental Protection Laws and Regulations

The Ministry of Environmental Protection of China is responsible for supervision and administration of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their respective jurisdictions.

Environmental regulations require each enterprise to file an environmental impact report with the relevant environmental bureau for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and concluded that the facilities are in compliance with environmental standards.

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

Penalties for breaches of the Environmental Protection Law include warning, payment of damages and imposition of fines. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

Mineral Resources Laws and Regulations

All mineral resources in China are owned by the state under the current Mineral Resources Law. Exploration, exploitation and mining operations must comply with the relevant provisions of the Mineral Resources Law and are under the supervision of the Ministry of Land and Resources. Exploration and exploitation of mineral resources are also subject to examination and approval by the Ministry of Land and Resources and relevant local authorities. Upon approval, the relevant administrative authorities, which are responsible for supervision and inspection of mining exploitation in their jurisdiction, will issue a mining permit or exploration permit. The holders of mining rights are required to file annual reports with the relevant administrative authorities.

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

C. ORGANIZATIONAL STRUCTURE

Below is a summary of our corporate structure and principal subsidiaries as of December 31, 2011:

	Percentage of
	Ownership Interest
	Attribution to
Company	the Company	Principal Activities

Baotou Aluminum Co., Limited	100%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabrication products and carbon products
Chalco Hong Kong Ltd.(1)	100%	Overseas investments and alumina import and export activities
Chalco Ruimin Co., Limited	93.47%(2)	Manufacture of aluminum, magnesium and related alloy products; export activities
Chalco Southwest Aluminum Co., Limited	60%	Manufacture and distribution of metal materials (excluding precious metals); sales of general machinery and equipment
Chalco Southwest Aluminum Cold Rolling Co., Limited	100%	Rolling aluminum and aluminum alloy processing; development of high precision aluminum strip production technology; import and export activities on goods and technology
Chalco Zunyi Alumina Co., Ltd.	67%	Manufacture and distribution of alumina
China Aluminum International Trading Co., Ltd.	100%(3)	Import and export activities
Chalco Mining Co., Ltd.	100%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products
Fushun Aluminum Co., Ltd.	100%	Aluminum smelting, manufacture and distribution of nonferrous metals
Gansu Hualu Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum
Chalco Henan Aluminum Co., Limited	90.03%	Manufacture and distribution of aluminum and alloy related products
Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd	24.002%(4)	Aluminum smelting, manufacture and distribution of nonferrous metals
Shandong Huayu Aluminum and Power Co., Ltd.	55%	Manufacture and distribution of primary aluminum
Shanxi Huasheng Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products
Shanxi Huaze Aluminum and Power Co., Ltd.	60%	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum

Shanxi Huaxing Alumina Co., Ltd.	100%	Manufacture and distribution of alumina
Gansu Huayang Mining Development Company Limited	70%	Manufacture and distribution of coal and other mineral products
Chalco Energy Co., Ltd.	100%	Thermoelectric supply and investment management

(1)	Chalco Hong Kong Ltd. is incorporated in Hong Kong and all other principal subsidiaries are incorporated in the PRC.

(2)	In April 2011, we injected RMB233 million (US$37 million) in cash into Chalco Ruimin. Consequently, our equity interest in Chalco Ruimin increased from 92.18% to 93.47%.

(3)

In June 2011, we acquired 9.5% of the equity interest in Chalco Trading from China Aluminum Development Limited, a wholly-owned subsidiary of Chinalco, through public bidding at a total consideration of RMB160 million (US$25.4 million). Subsequently, we injected additional RMB558 million (US$88.7 million) in cash and Chalco Trading capitalized its retained earnings of RMB742 million (US$117.9 million). As of December 31, 2011, the capital verification for this capitalization is still in process.

(4)

In October 2010, we disposed of a total of 5% equity interest of Jiaozuo Wanfang in an open market at market quoted price of the shares. Total cash proceeds less commission and other direct selling costs amounted to approximately RMB480 million. As a result of the disposal, our equity interest in Jiaozuo Wanfang decreased from 29% to 24.002%, but we remain the single largest shareholder and have retained the rights to nominate five of the six non-independent directors. The balance of equity holdings in Jiaozuo Wanfang is dispersed and the other shareholders have not organized their interests and cannot easily organize themselves in such a way that they exercise more votes than the minority holder. In additions, all resolutions proposed by us in the past four years were approved. The directors are of the view that we has de facto controlled over Jiaozuo Wanfang.

D. PROPERTY, PLANTS AND EQUIPMENT

Mines

Bauxite Mines

The following map sets forth details of the area surrounding Pingguo mine, our largest bauxite mine in China:

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

On March 30, 2011, Chalco Hong Kong entered into a joint venture agreement with Laos Service Co., Ltd. to acquire 60% of the equity interest in Laos Mineral Services Co., Ltd. for the development and operation of a bauxite mine and other mineral resources in Laos. As of the date of this annual report, the bauxite mine is at the exploration stage and neither proven nor probable reserves have been established.

Modernization and Physical Condition, Equipment, Infrastructure and Other Facilities

We have modern facilities at our mines in China, which were designed by professional PRC mine design institutes and adhere to international standards. Our mines are either open pit or underground. Our mines generally have mining offices and transportation facilities that have access to local roads and highways. In addition, we utilize advanced heavy equipment such as bulldozers and scrapers.

Source of Power and Water

All of our mining facilities in China are connected to the local or regional electric power grids. Certain jointly-owned mines that are in more remote areas depend on diesel powered equipment, which can be purchased at public markets. In addition, our mining facilities are connected to reliable water sources, all of which were sufficient for the requirements of each individual mine.

Coal Mines

We acquired 70% of the equity interest in Gansu Huayang in March 2011, which holds mining rights for coal deposits in the Luochuan mining area, Gansu Province. Luochuan mine is an underground mine and is currently under exploration. As of the date of this annual report, neither proven nor probable reserves have been established.

On May 16, 2011, We entered into a mining rights transfer agreement to acquire the mining rights for coal deposits in the Laodonghe mining area, Guizhou Province, with the previous mining rights holder. As of the date of this annual report, we are still in the process of transferring the mining rights from the previous mining rights holder. We are currently in preparation for exploration of Laodonghe mine. Laodonghe mine is an underground mine and has a designed annual production capacity of non-caking coal of 300,000 tonnes. As of the date of this annual report, neither proven nor probable reserves have been established.

Land

Chinalco leases to us 457 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 63.3 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

*

449 pieces of allocated land with an area of approximately 62.0 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and

*	12 pieces of land with an area of approximately 1.3 million square meters. Chinalco has paid the land premiums and obtained land use rights certificates.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 59 buildings to Chinalco, with an aggregate gross area of approximately 62,819 square meters. Chinalco leases 100 buildings to us, with an aggregate gross area of approximately 273,637 square meters. The lease terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco had obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, for leasing the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which, the aggregated gross floor area we leased under such tenancy agreement was increased to 30,188.0 square meters. On October 10, 2010, we entered into a supplemental tenancy agreement with China Aluminum Development Company Limited, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was reduced to 26,036.3 square meters. On October 15, 2011, we renewed the tenancy agreement to extend it for another two years, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was further reduced to 23,551 square meters.

For environmental issues in relation to the utilization of our assets, please refer to "Item 4. Information on the Company - B. Business Overview - Environmental Protection."

Our Expansion

In 2012, we plan to expand our annual production capacities of alumina and primary aluminum by approximately 690,000 tonnes and 90,000 tonnes, respectively. Our expansion projects in 2012 primarily include:

*

Chalco Xing Xian alumina project: This project is expected to be completed in 2013, and we expect the completion of this project to increase our annual alumina production capacity by 800,000 tonnes. We expect to invest a total amount of approximately RMB4.7 billion (US$0.7 billion) in this project and we had invested approximately RMB774 million (US$123 million) as of December 31, 2011.

*

Shanxi branch alumina project: This project is expected to be completed in 2012, and we expect the completion of this project to increase our annual alumina production capacity by 530,000 tonnes. We expect to invest a total amount of approximately RMB780 million (US$124 million) in this project.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations and the proceeds from medium-term and long-term debt financing.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements and selected historical financial data, in each case together with the accompanying notes included elsewhere in this annual report. This section contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in "Item 3. Key Information - D. Risk Factors."

A. OPERATING RESULTS

Overview

We are the largest producer of alumina, primary aluminum and aluminum fabrication products in China. We are engaged principally in alumina refining, primary aluminum smelting, aluminum fabricating and trading of non-ferrous metal products and other products. We organize and manage our operations according to the following key segments:

*

Alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 93.8% of the total production volume for this segment in 2011. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce a small amount of gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

*

Primary aluminum segment, which consists of the production and sale of primary aluminum and aluminum-related products, such as carbon products. Our principal primary aluminum product is ingots, which accounted for approximately 77.7% of our total production volume for this segment in 2011. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, power generation, automobile, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

54

*

Aluminum fabrication segment, which consists of the production and sale of aluminum fabrication products, including casts, planks, strips, screens, extrusions, ingots and profiles, which are widely used in the construction, power generation, automobile, packaging, machinery and durable goods industries. We use recycled aluminum materials at Chalco Qingdao and Chalco Nanhai, two of our aluminum fabrication plants, to produce aluminum fabrication products.

*

Trading segment, which consists of sales of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. We established our trading business as a separate segment in July 2010, as a result of the implementation of our operational structural exercise.

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

Property, plant and equipment and intangible assets - estimated useful lives and residual values

Our management determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for our property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that we intend to derive future economic benefits from the use of intangible assets. Our management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

Goodwill - recoverable amount

Goodwill is allocated to our operating segment as it represents the lowest level at which the goodwill is monitored for internal management purposes and is tested for impairment annually based on a formal estimate of the recoverable amount prepared by our management. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

Estimated impairment of inventories - net realizable value

Our management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate their net realizable value. For inventories held for executed sales contracts, our management estimates the net realizable value based on the contractual price; for other inventories, our management estimates the realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issuance by our Board, taking into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, our management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering our manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as of the balance sheet date.

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

For temporary differences which give rise to deferred income tax assets, we have assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of assets and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, we recorded deferred income tax assets of approximately RMB1,628 million (US$258.7 million) as of December 31, 2011, compared with approximately RMB1,536 million as of December 31, 2010. Deferred income tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

We believe we have recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the our results or financial position.

Going concern

As set out in Note 2.1.1 to the consolidated financial statements, our ability to continue operations depends on obtaining the necessary financing borrowings and continued operations to generate sufficient cash flow to meet our liabilities as they fall due. In the event we are unable to obtain adequate funding, there is uncertainty as to whether we will be able to continue as a going concern. The financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

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

General Economic Conditions in China and the World and Demand for, and Mix of, Our Self-produced Products.

We are engaged principally in alumina refining, primary aluminum smelting, aluminum fabrication products manufacturing and sales of these products and trading of non-ferrous metal products and other products. As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic conditions in China and the world and the performance of the major aluminum and related product markets. During late 2008 and early 2009, China's economy experienced a downturn, exacerbated by the global financial crisis. The downturn had a substantial impact on China's alumina, primary aluminum and aluminum fabrication product market and resulted in significant decreases in the sales volumes and average selling prices of our major aluminum products. As a result, we incurred a net loss of RMB4,679.6 million for the year ended December 31, 2009. In response to the downturn, the PRC government implemented a stimulus plan to encourage the economic growth, and China's economy began to recover in late 2009. In 2010, China's GDP growth rate reached 10.3% per annum and industries' sentiment recovered significantly, resulting in a general recovery of the alumina, primary aluminum and aluminum fabrication product markets in China. In addition, as the global economy continued to recover starting from the second half of 2009, the global demand for aluminum products continued to increase in 2010. As a result, our revenue increased by 72.2% from 2009 to 2010 and we generated a net profit of RMB969.1 million in 2010, compared with a net loss of RMB4,679.6 million in 2009. In 2011, China's GDP grew at 9.2%. The prices of various raw materials and energy cost increased in China, which increased our cost and led to a decrease in our gross profit margin. To control inflation, the PRC government increased the PBOC's benchmark interest rate several times, resulting in a significant increase in our financing cost. Such macro-economic conditions in China directly affected our financial results. Our net profit decreased from RMB969.1 million in 2010 to RMB690.5 million (US$109.7 million) in 2011. We expect China's and global demand for and market prices of alumina, primary aluminum and aluminum fabrication products to continue to affect us in 2012.

Demand for alumina manufactured by us is primarily affected by the output and consumption on the global and domestic market. The global output of alumina in 2011 was approximately 90.7 million tonnes, representing a year-on-year increase of 10.6%. The global alumina consumption reached approximately 89.4 million tonnes, representing a year-on-year increase of 7.9%. In 2011, the domestic output of alumina products reached approximately 38.8 million tonnes, representing a year-on-year increase of 24.4%. The domestic demand for alumina was approximately 39.0 million tonnes, representing a year-on-year increase of 10.5%. In 2011, alumina imported into the PRC amounted to approximately 1.9 million tonnes, representing a year-on-year decrease of 56.4%.

Demand for primary aluminum manufactured by us is primarily affected by the output and consumption in the global and domestic market. In 2011, the global output of primary aluminum reached approximately 45.6 million tonnes, representing an increase of 8.8% from 2010. The global consumption of primary aluminum reached approximately 45.1 million tonnes, representing an increase of 10.0% from 2010. Domestic consumption of primary aluminum in China increased by 15.4% from 2010 and reached approximately 19.5 million tonnes in 2011. The domestic output increased by 24.3% from 2010 and reached approximately 19.5 million tonnes in 2011. In 2011, China had net import of approximately 225,000 tonnes primary aluminum.

Demand for aluminum fabrication products manufactured by us is primarily affected by the output and consumption on specific industrial end-user markets as different aluminum fabrication products are tailored for different industries. In the current domestic and global market, the industries that consume the substantial portion of aluminum fabrication products are construction industry, real estate industry and automobile manufacturing industry. The performance of these industries is highly correlated with China's and the global economy.

Pricing and Sales of Our Self-produced Products.

We sell our self-produced products through Chalco Trading, taking into account the relevant LME and SHFE prices. For information on our pricing of different products, please see the section headed "Item 4. Information of the Company - B. Business Overview - Sales and Marketing."

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined at a percentage of the average primary aluminum futures prices on the SHFE for the past three months. Chalco Trading coordinates the external sales of our alumina products. In 2011, the international and domestic spot prices of alumina fluctuated significantly. The spot price of alumina in the international market reached a high of approximately US$440 per tonne and bottomed out at approximately US$310 per tonne. The spot price of alumina in the domestic market similarly reached a high of RMB3,000 (US$476.7) per tonne and bottomed out at RMB2,600 (US$413.1) per tonne. In 2011, our average selling price of alumina was RMB2,863 (US$454.9) per tonne, representing a year-on-year increase of 5.0%, compared to the average import price of alumina of US$417 per tonne, which represented a year-on-year increase of 23.4%.

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

2009	2010	2011

(U.S. dollar per tonne)

LME	1,664.0	2,272.0	2,410.0
SHFE(1)	1,993.5	2,394.2	2,615.5

(1)	Translated into U.S. dollars at U.S. dollar 1.00 = RMB6.4588, being the annual average for 2011.

During 2011, the international and domestic prices of primary aluminum fluctuated significantly as a result of the global macro-economic conditions. Largely due to the recovery of the global economy, the turmoil in the Middle East and the quantitative easing policy of the U.S., in May 2011, the price of three-month aluminum on the LME reached an annual high of US$2,797 per tonne and in August 2011, the price of three-month aluminum at SHFE reached an annual high of RMB18,600 (US$2,955.2) per tonne. However, following the spread of the European sovereign debt crisis, the prices of three-month aluminum plummeted to an annual low of US$1,962 per tonne at LME in the fourth quarter of 2011. Despite the price declines in the fourth quarter of 2011, the average three-month aluminum futures prices for 2011 at LME and SHFE reached US$2,410 and RMB16,893 (US$2,615.5) per tonne, representing a year-to-year increase of 6.1% and 4.4%, respectively. By comparison, our average external selling price of primary aluminum increased by 7.2% from 2010 to 2011.

We sell aluminum fabrication products under contracts, terms of which are typically no longer than one year. We price our aluminum fabrication products primarily pursuant to the market price of primary aluminum, and to a lesser extent, the processing charge. The price of primary aluminum generally reflects the SHFE and LME primary aluminum spot prices. Since the cost of primary aluminum comprises a substantial portion of our cost in producing aluminum fabrication products, fluctuations in the SHFE and LME spot prices have a significant effect on our operating results. The processing fee is generally affected by the client-based requirement for a specific product and our proprietary technology and know-how. Different client-based requirement will result in significantly different processing charges.

Price Volatility of Non-ferrous Metal Products.

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of non-ferrous metal products to increase our profit. Although the profit margin of non-ferrous metal products trading is typically lower than that of our self-produced products, we generated substantial revenues from trading of non-ferrous metal products in 2011 due to our significant trading volumes. We use futures contracts and option contracts in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in non-ferrous metal product market. However, short-term price volatility of non-ferrous metal products remains a key factor affecting our operation result, as we need to make the correct prediction of the price trends of the non-ferrous metal products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell non-ferrous metal product at low prices or to purchase non-ferrous metal product at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs.

Our cost of revenues consists primarily of the costs of the raw materials, overhead cost and the electric power cost which is our principal energy cost.

Our principal raw material is bauxite. For the years ended December 31, 2009, 2010 and 2011 bauxite produced by us accounted for 61.3%, 49.4% and 49.1% of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. However, unit cost of bauxite produced by us may exceed the unit cost of outsourced bauxite if the domestic and global bauxite prices decrease. To mitigate such risk, we also purchase a substantial amount of bauxite from external suppliers. This practice allows us flexibility to control our production cost. We also apply this practice to our primary aluminum manufacturing.

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

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 42% of our unit production cost for primary aluminum in 2011. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to or the destruction of production equipment and facilities. The preferential electricity prices formerly enjoyed by Chinese primary aluminum enterprises were eliminated in 2009. Our average annual electricity price increased by 12.7% from 2009 to 2010 and further by 5.7% from 2010 to 2011. In 2009, nine of our primary aluminum smelters were selected to participate in a direct electricity purchase program, which allows those smelters to purchase electricity supply directly from power generation enterprises at prices slightly lower than the market rates. As of December 31, 2011, two of our primary aluminum smelters with an annual production capacity of approximately 640,000 tonnes, representing approximately 16.1% of our primary aluminum capacity, had entered into direct electricity supply agreements under this program. The remaining seven primary aluminum smelters are still in the process of seeking the approvals from the relevant authority. In addition, we have implemented energy conservation measures at a number of our production facilities, mainly by streamlining the production process and improving our product portfolio.

PRC Regulation Affecting the Aluminum and Other Non-ferrous Metal Products Industries.

The central and local governments in PRC continues to exercise a substantial degree of control and influence over the aluminum and other non-ferrous metal product industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals, preferential tax treatment and safety, environmental and quality regulations, including but not limited to the "Aluminum Industry Development Policy", "Notice on Guiding Opinions for Accelerating Aluminum Industrial Restructuring", "Environmental Protection Guide for Developing Cyclic Economy in Aluminum Industry", "Notice of the State Council of China on Further Strengthening the Elimination of Obsolete Production Capacities" and "Non-ferrous Metals Industry Restructuring and Revitalization Planning", etc. Certain existing laws and regulations involve barriers to entry, production quotas, setting, amending or abolishing import tariffs and limitations and duties on the export of aluminum and certain non-ferrous metals and related products. If PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

Selected Statement of Operation Items

Revenues

We generate revenues primarily from sales of alumina, primary aluminum, aluminum fabrication products and other non-ferrous metal products. Historically, Chalco Trading mainly generated revenue by selling self-produced products procured from our alumina, primary aluminum and aluminum fabrication plants. Commencing in late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products through Chalco Trading to increase the profit margin. In connection with the significant increase of trading revenue, we refined our existing accounting system to separately capture sales of self-produced products and products sourced from external suppliers within the trading segment in 2011. However, similar analysis for 2010 is not available as such information was not captured prior to 2011. In 2011, revenues generated from alumina, primary aluminum, aluminum fabrication products and trading segment (before elimination of inter-segment sales) accounted for 14.8%, 27.6%, 5.6% and 51.9%, respectively, of our consolidated total revenues before elimination of inter-segment sales. Revenues generated from alumina, primary aluminum, aluminum fabrication products and trading segments (after elimination of inter-segment sales) accounted for 2.1%, 21.9%, 7.9% and 68.0%, respectively, of our consolidated total revenues after elimination of inter-segment sales for the same period.

Cost of Sales

Our cost of sales consists primarily of purchase of inventories in relation to trading activities, the cost of the raw materials, the electric power cost which is our principal energy cost and the fixed cost. For the years ended December 31, 2009, 2010 and 2011, our cost of sales was RMB69,079.4 million, RMB113,349.9 million and RMB138,111.4 million (US$21,943.7 million), and accounted for 98.3%, 93.7% and 94.7% of the total consolidated revenues, respectively.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses, employee benefit expenses for employees in selling and distribution department, warehouse and other storage fees, depreciation of non-production property, plant and equipment, sales commissions and other handling fees, marketing and advertising expenses, and others. Selling and distribution expenses accounted for 25.2%, 31.1% and 33.1%of our total operating expenses for the years ended December 31, 2009, 2010 and 2011, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of employee benefit expenses for directors and officers and employees in administrative department, travelling and entertainment, taxes other than income tax expense, depreciation of non-production property, plant and equipment, operating lease rental expenses and, to a lesser extent, utilities and office supplies, amortization of land use rights and leasehold land, insurance expense, pollutants discharge fees, repairs and maintenance, legal and other professional fees, auditors' remuneration, amortization of intangible assets, and others. General and administrative expenses accounted for 58.9%, 51.8% and 56.8% of our total operating expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Employee benefit expenses, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, and retirement benefit cost-defined contribution schemes, comprise the largest component of our general and administrative expenses, accounting for 34.7%, 32.0% and 29.3% of our total general and administrative expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Our taxes other than income tax expense, consisting primarily of land use tax, property tax and stamp duty, comprise the second largest component of our general and administrative expenses, accounting for 18.5%, 23.4% and 23.9% of our total general and administrative expenses for the years ended 2009, 2010 and 2011, respectively.

Research and Development Expenses. Our research and development expenses accounted for 3.5%, 3.2% and 4.4% of our total operating expenses for the years ended December 31, 2009, 2010 and 2011, respectively.

Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment accounted for 12.4%, 13.9% and 5.7% of our total operating expenses for the years ended December 31, 2009, 2010 and 2011, respectively.

Other Income.

Our other income represents government grants, which were primarily research subsidies and grants on environmental protection projects.

Other Gains, net.

Our other gains, net consist primarily of realized gain on future, forward and option contracts, and gain on disposal of available-for-sale investments and, to a lesser extent, gain/loss on disposal of property, plant and equipment, unrealized gain on future, forward and option contracts, and others.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government's efforts to regulate the PRC economy. Such interest rates decreased in 2009 and increased in 2010 and 2011. In 2011, we incurred interest expense (net of capitalized interest) of RMB3,457.0 million (US$549.3 million) on our borrowings.

Share of profit of jointly controlled entities

Our share of profit of jointly controlled entities is the profit attributable to us from our jointly controlled entities, based on our equity interests in such jointly controlled entities. A jointly controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over its economic activity.

Share of profits of associates

Our share of profits of associates is the profits attributable to us from our associates, based on our equity interests in such associates. An associate is an entity over which we have significant influence but not control, in which we generally hold between 20% and 50% of the voting rights.

Consolidated results of operations

The following table sets forth certain income and expense items as a percentage of our revenues from our consolidated statements of comprehensive income for the periods indicated:

Year Ended December 31,

2009	2010	2011

RMB	(%)	RMB	(%)	RMB	US$	(%)
(in millions, except percentages)

Revenues	70,268.0	100.0	120,994.8	100.0	145,874.4	23,177.1	100.0
Cost of sales	(69,079.4)	(98.3)	(113,349.9)	(93.7)	(138,111.4)	(21,943.7)	(94.7)

Gross profit	1,188.6	1.7	7,644.9	6.3	7,763.1	1,233.4	5.3
Selling and distribution expenses	(1,264.9)	(1.8)	(1,573.3)	(1.3)	(1,622.8)	(257.8)	(1.1)
General and administrative expenses	(2,956.4)	(4.2)	(2,623.8)	(2.2)	(2,779.4)	(441.6)	(1.9)
Research and development expenses	(177.8)	(0.3)	(164.2)	(0.1)	(218.0)	(34.6)	(0.1)
Impairment loss on property,
plant and equipment	(623.8)	(0.9)	(701.8)	(0.6)	(279.8)	(44.5)	(0.2)
Other income	151.1	0.2	328.9	0.3	185.5	29.5	0.1
Other gains, net	403.8	0.6	491.0	0.4	538.0	85.5	0.4

Operating (loss)/profit	(3,279.4)	(4.7)	3,401.7	2.8	3,586.6	569.9	2.5
Finance costs, net	(2,137.9)	(3.0)	(2,495.2)	(2.1)	(3,293.6)	(523.3)	(2.3)
Share of (loss)/profit of
jointly controlled entities	(50.4)	(0.1)	233.8	0.2	122.3	19.4	0.0
Share of profit of associates	77.1	0.1	240.1	0.2	402.7	64.0	0.3

(Loss) /Profit before income tax	(5,390.6)	(7.7)	1,380.4	1.1	818.0	130.0	0.6
Income tax benefit /(expense)	711.0	1.0	(411.3)	(0.3)	(127.5)	(20.3)	(0.1)

(Loss)/profit for the year	(4,679.6)	(6.7)	969.1	0.8	690.5	109.7	0.5

No customer individually accounted for more than 10% of our total sales or any of our segment sales for the year ended December 31, 2011. Sales to Chinalco and its subsidiaries, jointly-controlled entities, associates and other related parties accounted for approximately 9.7%, 9.0% and 7.4% of consolidated revenues for the years ended December 31, 2009, 2010 and 2011, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions" and Note 35 to our audited consolidated financial statements.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues

Our revenue increased by 20.6% from RMB120,994.8 million for the year ended December 31, 2010 to RMB145,874.4 million (US$23,177.1 million) for the year ended December 31, 2011, primarily due to the increase in the sales of our major products and the trading volumes. The aggregate external sales of our self-produced products made directly by our Alumina, Primary aluminum and Aluminum fabrication segments increased by 19.4% from RMB38,870.9 million for the year ended December 31, 2010 to RMB46,399.9 million (US$7,372.2 million) for the year ended December 31, 2011 and our revenue generated from trading segment increased by 21.2% from RMB81,982.2 million for the year ended December 31, 2010 to RMB99,324.1 million (US$15,781.0 million) for the year ended December 31, 2011, reflecting the increased demand for these products as a result of the continued recovery of the PRC and global economy.

Cost of Sales

Our cost of sales increased by 21.8% from RMB113,349.9 million for the year ended December 31, 2010 to RMB138,111.4 million (US$21,943.7 million) for the year ended December 31, 2011, primarily due to the increases in our sales and trading volume. Our purchase of inventories in relation to trading activities increased by 24.3% from RMB50,843.1 million for the year ended December 31, 2010 to RMB63,216.5 million for the year ended December 31, 2011, primarily due to the increase in our trading volume. The raw materials and consumables used increased by 45.8% from RMB27,042.8 million for the year ended December 31,2010 to RMB39,424.4 million for the year ended December 31, 2011, primarily due to the increase in the prices of raw materials. The power and utilities cost increased by 12.2% from RMB19,622.1 million for the year ended December 31, 2010 to RMB22,018.4 million for the year ended December 31, 2011, primarily due to the increase in the prices of fuels and power. Our gross profit margin decreased from 6.3% for the year ended December 31, 2010 to 5.3% for the year ended December 31, 2011, primarily because the prices of raw materials and power and utilities increased faster than the average selling prices of our products and the growth of our trading segment, which generally had a lower gross margin than that for our Group as a whole.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 3.1% from RMB1,573.3 million for the year ended December 31, 2010 to RMB1,622.8 million (US$257.8 million) for the year ended December 31, 2011, primarily due to an increase in the external sales of our major products.

General and Administrative Expenses

Our general and administrative expenses increased by 5.9% from RMB2,623.8 million for the year ended December 31, 2010 to RMB2,779.4 million (US$441.6 million) for the year ended December 31, 2011, primarily due to the net effect of an increase in fees and expenses as a result of establishment and acquisition of new subsidiaries in 2011, partially offset by a decrease in non-fixed expenses such as employee benefit expenses and insurance expenses as a result of our efforts to reduce costs and enhance efficiency

Research and Development Expenses

Our research and development expenses increased by 32.8% from RMB164.2 million for the year ended December 31, 2010 to RMB218.0 million (US$34.6 million) for the year ended December 31, 2011, reflecting our increased research and development efforts.

Impairment loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment decreased by 60.1% from RMB701.8 million for the year ended December 31, 2010 to RMB279.8 million (US$44.5 million) for the year ended December 31, 2011, primarily because we discontinued the use of certain production equipment and reduced the carrying amount of these pieces of equipment to our estimated net proceeds, or recoverable amount, from their disposal in 2010, whereas we did not have such impairment loss in 2011. In addition, we had a partial write-off of the expenditure on Aurukun Project of RMB373 million, and in 2011, we recognized an additional impairment charge of RMB278 million (US$44 million) on Aurukun Project. See Note 7(b) to our audited consolidated financial statements for detailed information.

Other Income

Other income decreased by 43.6% from RMB328.9 million for the year ended December 31, 2010 to RMB185.5 million (US$29.5 million) for the year ended December 31, 2011, primarily due to the decrease in government grants on research and development of RMB94.9 million and the one-off government reward of RMB68.0 million for our contribution to the local economic development in 2010.

Other Gains, Net

Our net other gains increased by 9.6% from RMB491.0 million for the year ended December 31, 2010 to RMB538.0 million (US$85.5 million) for the year ended December 31, 2011, primarily due to an increase in realized gain on futures, forward and option contracts of RMB244.5 million (US$38.8 million), partly offset by a decrease in gain on disposal of available-for-sale investments.

Operating Profit

As a result of the foregoing, our operating profit increased by 5.4% from RMB3,401.7 million for the year ended December 31, 2010 to RMB3,586.6 million (US$569.9 million) for the year ended December 31, 2011.

Finance Costs, Net

Our net finance cost increased by 32.0% from RMB2,495.2 million for the year ended December 31, 2010 to RMB3,293.6 million (US$523.3 million) for the year ended December 31, 2011, primarily due to the increase in our interest-bearing indebtedness and the increases in the PBOC's benchmark interest rates, which resulted in an increase in our weighted average annual interest rate. Our weighted average annual interest rate of long-term bank and other loans increased from 5.25% for the year ended December 31, 2010 to 5.62% for the year ended December 31, 2011.

Share of profit of jointly controlled entities

Our share of profit of jointly controlled entities decreased by 47.7% from RMB233.8 million for the year ended December 31, 2010 to RMB112.3 million (US$19.4 million) for the year ended December 31, 2011, primarily due to a decrease of RMB106.9 million in the profits of Guangxi Huayin. The share of profit of jointly controlled entities accounted for 14.9% of our profit before income tax in 2011, as compared with 16.9% in 2010.

Share of profit of associates

Our share of profit of associates increased by 67.8% from RMB240.0 million for the year ended December 31, 2010 to RMB402.7 million (US$64.0 million) for the year ended December 31, 2011, primarily due to an increase in the profits of our associate engaged in coal production, Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. The share of profit of associates accounted for 49.2% of our profit before income tax in 2011, as compared with 17.4% in 2010.

Income Tax

Our income tax expense decreased by 69.0% from RMB411.3 million for the year ended December 31, 2010 to RMB127.5 million (US$20.3 million) for the year ended December 31, 2011, primarily due to the significant decrease in our profit before tax by approximately 40.7% from RMB1,380 million for 2010 to RMB818 million for 2011, which led to a corresponding decrease in income tax expense. This was partially reduced by the increase of deferred income tax assets arising from the changes in applicable income tax rate for certain branches and subsidiaries. In 2011, the applicable tax rate of certain branches and subsidiaries situated in the Western region of China changed from 15% to 25% upon expiration of the relevant preferential tax rate entitlement. Upon the relevant new requirements and conditions pertaining to the preferential tax rate entitlement, which was enacted in July 2011, these branches and subsidiaries were not qualified. Accordingly, they are subject to the normal corporate tax rate of 25%. As a consequence, the recognized deferred tax assets increased by approximately RMB115 million.

Results of Operations

As a result of the foregoing, our net profit decreased by 28.7% from RMB969.1 million for the year ended December 31, 2010 to RMB690.5 million (US$109.7 million) for the year ended December 31, 2011.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues

Our revenues increased by 72.2% from RMB70,268.0 million for the year ended December 31, 2009 to RMB120,994.8 million for the year ended December 31, 2010, primarily due to the increase in the selling prices and sales volume of products manufactured by us and the increase in the trading volume. Our average selling prices of alumina and primary aluminum increased by 21.9% and 14.4% respectively, in 2010 from the prior year. The aggregate sales volume of our self-produced products also increased, reflecting the increased demand for these products as a result of the recovery of the PRC and global economy. Increase in revenues generated from trading of outsourced products also contributed to the revenues growth in 2010 from the prior year as we significantly increased the trading volume commencing in late 2009. Our sales of products manufactured by us in the trading segment for 2010 was approximately RMB34,444 million, representing an increase of RMB17,709 million or 105.8% from approximately RMB16,735 million for the preceding year. Our sales of products sourced from external suppliers in the trading segment for 2010 was approximately RMB55,697 million, representing an increase of RMB33,981 million or 156.5% from approximately RMB21,716 million for the preceding year.

Cost of Sales

Our cost of sales increased by 64.1% from RMB69,079.4 million for the year ended December 31, 2009 to RMB113,349.9 million for the year ended December 31, 2010, primarily due to the increase in our sales and the prices of raw materials, the sales volume of products manufactured by us and the trading volume of non-ferrous metal products. Our gross profit margin increased from 1.7% for the year ended December 31, 2009 to 7.5% for the year ended December 31, 2010, primarily due to the relatively larger increase of our average selling price than the increase of the prices of raw materials.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 24.4% from RMB1,264.9 million for the year ended December 31, 2009 to RMB1,573.3 million for the year ended December 31, 2010, primarily due to the increase of transportation, loading and packaging expenses in association with the increase of our external sales of major products.

General and Administrative Expenses

Our general and administrative expenses decreased by 11.3% from RMB2,956.4 million for the year ended December 31, 2009 to RMB2,623.8 million for the year ended December 31, 2010, primarily due to the decrease of RMB216 million in the retirement benefit expenses as a result of our early retirement schemes adopted in 2009 and 2010. These early retirement benefit schemes allow qualified employees to early retire on a voluntary basis. In addition, we applied strict control to daily administrative expenses and have adopted proactive measures to constrain all controllable expenses, resulting in a decrease of approximately RMB123 million in our administrative expenses.

Research and Development Expenses

Our research and development expenses decreased slightly by 7.6% from RMB177.8 million for the year ended December 31, 2009 to RMB164.2 million for the year ended December 31, 2010.

Impairment loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment increased by 12.5% from RMB623.8 million for the year ended December 31, 2009 to RMB701.8 million for the year ended December 31, 2010, primarily due to the partial write-off of the expenditure on Aurukun Project in the amount of RMB373 million. See Note 7 to our audited consolidated financial statements for detailed information. In addition, as part of our ongoing effort to optimize operations, we discontinued the use of certain production equipment and reduced the carrying amount of these pieces of equipment to our estimated net proceeds, or recoverable amount, from their disposal in 2010 in the amount of RMB329 million, as compared with RMB623.8 million in 2009.

Other Income

Other income increased by 117.7% from RMB151.1 million for the year ended December 31, 2009 to RMB328.9 million for the year ended December 31, 2010, primarily due to an increase in government grants of RMB178 million.

Other Gains, Net

Our net other gains increased by 21.6% from RMB403.8 million for the year ended December 31, 2009 to RMB491.0 million for the year ended December 31, 2010, primarily due to an increase in gain on disposal of available-for-sale investments of RMB150.3 million relating to the sales of our investment in China Aluminum International Engineering Corporation Limited, partially offset by a decrease in net realized/unrealized gain on future and option contracts.

Operating Profit

As a result of the foregoing, we incurred operating profit of RMB3,401.7 million for the year ended December 31, 2010, compared with an operating loss of RMB3,279.4 million for the year ended December 31, 2009.

Finance Costs, Net

Our net finance cost increased by 16.7% from RMB2,137.9 million for the year ended December 31, 2009 to RMB2,495.2 million for the year ended December 31, 2010. Notwithstanding the year-on-year increase in interest-bearing borrowings, we maintained our total interest expenses in 2010 basically constant as compared with 2009 through optimization of our debt portfolio, expanding our low-cost financing channels and lowering of the interest rates. However, since more construction in progress projects were completed and transferred to property, plant and equipment in 2010, capitalized interest expense decreased as compared with 2009, leading to an increase of approximately RMB235 million in finance costs. In addition, we reduced our fund reserve to expedite fund turnover to reduce demand for funds and in turn our interest income was reduced by approximately RMB34 million. We also adopted low-cost notes financing by issuing and utilizing more notes, resulting in an increase of approximately RMB35 million in the discount on interest and the handling fee during the year. Furthermore, net exchange gains for the year decreased by approximately RMB47 million as compared with the preceding year.

Share of profit/(loss) of jointly controlled entities

Our share of profit of jointly controlled entities was RMB122.3 million for the year ended December 31, 2010, whereas our share of loss of jointly controlled entities was RMB50.4 million for the year ended December 31, 2009, primarily due to an increase in the profits of Guangxi Huayin.

Share of profit of associates

Our share of profit of associates increased by 211.5% from RMB77.1 million for the year ended December 31, 2009 to RMB240.0 million for the year ended December 31, 2010, primarily due to the profits generated by Duofuduo (Fushun) Technology Development Co., Ltd and Henan Zhongfu Special Aluminum Co., Ltd, both of which became our associates in 2010.

Income Tax

Our income tax expense was RMB411.3 million for the year ended December 31, 2010, compared to income tax benefit of RMB711.0 million for the year ended December 31, 2009, primarily due to the significant increase of our total profit since we achieved a turnaround from loss to profit in 2010.

Results of Operations

We had net profit of RMB969.1 million for the year ended December 31, 2010, compared with a net loss of RMB4,679.6 million for the year ended December 31, 2009, primarily due to rebound of the market price of our major products, the effect of cost control measures and the increase of our production and sales volume.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately prepare the accounting for our alumina, primary aluminum, aluminum fabrication and trading segments as well as other segment operations. Unless otherwise indicated, also included in these segments are other revenue derived from activities such as supplying electricity, gas, heat and water to our affiliates, selling scrap and other materials and providing services including transportation and research and development to third parties. For additional information relating to our business segments and segment presentation, see Note 5 to our audited consolidated financial statements.

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

After
Elimination
of Inter-
Before Elimination of Inter-segment Sales	segment Sales

Year Ended December 31,

2009	2010	2011	2011	2011	2011

RMB	RMB	RMB	US$	%	%

(in millions, except percentages)

Revenues
Alumina:
External sales	5,734.1	2,148.3	3,060.8	486.3	1.5	2.1
Inter-segment sales	12,555.4	24,689.6	28,066.3	4,459.3	13.3

Total	18,289.5	26,837.9	31,127.0	4,945.6	14.8

Primary aluminum:
External sales	26,267.7	26,407.3	31,887.9	5,066.5	15.2	21.9
Inter-Segment sales	16,463.5	26,847.7	26,091.8	4,145.6	12.4

Total	42,731.2	53,255.0	57,979.7	9,212.1	27.6

Aluminum fabrication:
External sales	6,040.4	10,315.3	11,451.2	1,819.4	5.4	7.9
Inter-Segment sales	1,062.2	150.7	343.6	54.6	0.2

Total	7,102.6	10,466.0	11,794.8	1,874.0	5.6

Trading
External sales	31,939.7	81,982.2	99,324.1	15,781.0	47.2	68.0
Inter-Segment sales	6,511.6	8,159.2	9,848.3	1,564.7	4.7

Total	38,451.3	90,141.4	107,172.4	17,345.7	51.9

Corporate and others
External sales	286.1	141.7	150.4	23.9	0.1	0.1

Inter-Segment sales	-	48.6	25.6	4.1	0.0

Total	286.1	190.3	176.0	28.0	0.1

Total Revenues before
Inter-segment eliminations	106,860.7	180,890.6	210,250.0	33,405.4	100

Eliminations of inter-segment sales	(36,592.7)	(59,895.8)	(64,375.6)	(10,228.3)

Consolidated total revenues	70,268.0	120,994.8	145,874.4	23,177.1		100

The following table sets forth segment results by segment for the periods indicated:

Year Ended December 31,

2009	2010	2011	2011

RMB	RMB	RMB	US$

(in millions)

Alumina:
Revenues	18,289.5	26,837.9	31,127.1	4,945.6
Cost and expenses(1)	(21,185.1)	(25,760.8)	(30,775.2)	(4,889.7)

Segment results(2)	(2,895.6)	1,077.1	351.9	55.9

Primary aluminum:
Revenues	42,731.2	53,255.0	57,979.7	9,212.1
Cost and expenses(1)	(44,157.7)	(52,896.2)	(57,074.2)	(9,068.2)

Segment results(2)	(1,426.5)	358.8	905.5	143.9

Aluminum Fabrication:
Revenues	7,102.6	10,466.0	11,794.8	1,874.0
Cost and expenses(1)	(8,000.5)	(10,789.6)	(12,130.7)	(1,927.4)

Segment results(2)	(897.9)	(323.6)	(335.9)	(53.4)

Trading
Revenues	38,451.3	90,141.4	109,172.4	17.345.7
Cost and expenses (1)	(37,818.8)	(89,280.8)	(108,501.8)	(17,239.2)

Segment results(2)	632.5	860.6	670.6	106.5

Corporate and others
Revenues	286.1	190.3	176.0	28.0
Cost and expenses (1)	(975.3)	(680.6)	(1,227.5)	(195.1)

Segment results(2)	(689.2)	(490.3)	(1,051.5)	(167.1)

Elimination(3)	(113.9)	(102.2)	277.4	44.2

Total profit/(loss)
before income tax	(5,390.6)	1,380.4	818.0	130.0

(1)	Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.

(2)	Segment results refer to profit/(loss) before income tax.

(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Alumina Segment

Revenues. Total revenues generated by the alumina segment increased by 16.0% from RMB26,837.9 million for the year ended December 31, 2010 to RMB31,127.1 million (US$4,945.6 million) for the year ended December 31, 2011, primarily due to increases in the average selling price and the sales volume of alumina manufactured by us. Our average selling price and sales volume of alumina increased by 5.0% and 11.7%, respectively, from the year ended December 31, 2010 to the year ended December 31, 2011, primarily due to an increase in demand.

Revenues from external sales of alumina segment increased by 42.5% from RMB2,148.3 million for the year ended December 31, 2010 to RMB3,060.8 million (US$486.3 million) for the year ended December 31, 2011, primarily due to an increase in the average selling price and an increase in the external sales volume of the alumina products as a result of increased demand.

Revenues from inter-segment sales of alumina segment increased by 13.7% from RMB24,689.6 million for the year ended December 31, 2010 to RMB28,066.3 million (US$4,459.3 million) for the year ended December 31, 2011, primarily due to an increase in the average selling price and an increase in the sales volume of alumina from our alumina segment to the trading segment.

Cost and expenses. The total cost and expenses for our alumina segment increased by 19.5% from RMB25,760.8 million for the year ended December 31, 2010 to RMB30,775.2 million (US$4,889.7 million) for the year ended December 31, 2011, primarily due to the increase in the prices of raw materials and sales volume of alumina manufactured by us.

Segment Results. Segment profit for alumina segment decreased by 67.3% from RMB1,077.1 million for the year ended December 31, 2010 to RMB351.9 million (US$55.9 million) for the year ended December 31, 2011.

Primary Aluminum Segment

Revenues. Total revenues generated by the primary aluminum segment increased by 8.9% from RMB53,255.0 million for the year ended December 31, 2010 to RMB57,979.7 million (US$9,212.1 million) for the year ended December 31, 2011, primarily due to an increase in the average selling price of primary aluminum manufactured by us. Our average selling price of primary aluminum increased by 6.9% from the year ended December 31, 2010 to the year ended December 31, 2011, primarily due to an increase in demand. Our sales volume of primary aluminum increased slightly by 0.6% from 3,821,000 tonnes for the year ended December 31, 2010 to 3,843,000 tonnes for the year ended December 31, 2011.

Revenues from external sales of the primary aluminum segment increased by 20.8% from RMB26,407.3 million for the year ended December 31, 2010 to RMB31,887.9 million (US$5,066.5 million) for the year ended December 31, 2011, primarily due to the increase in the average selling price and external sales volume of primary aluminum manufactured by us. Our sales volume to external customers increased by 10.8% from 2010 to 2011.

Revenues from inter-segment sales of primary aluminum segment decreased by 2.8% from RMB26,847.7 million for the year ended December 31, 2010 to RMB26,091.8 million (US$4,145.6 million) for the year ended December 31, 2011, primarily due to a decrease in the sales volume of primary aluminum manufactured by us through our trading segment.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 7.9% from RMB52,896.2 million for the year ended December 31, 2010 to RMB57,074.2 million (US$9,068.2 million) for the year ended December 31, 2011, primarily due to the increase in the prices of raw materials, the electric power cost and sales volume of primary aluminum manufactured by us.

Segment Results. Segment profit for our primary aluminum segment increased by 152.4% from RMB358.8 million for the year ended December 31, 2010 to RMB905.5 million (US$143.9 million) for the year ended December 31, 2011. Included in this segment profit was share of profit of associates of RMB390 million (US$62 million), primarily due to an increase in the profits of Qinghai Province Energy Development (Group) Co., Ltd and Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd., our associates engaged in coal production.

Aluminum Fabrication Segment

Revenues. Total revenues generated by the aluminum fabrication segment increased by 12.7% from RMB10,466.0 million for the year ended December 31, 2010 to RMB11,794.8 million (US$1,874.0 million) for the year ended December 31 2011, primarily due to an increase in the selling prices and sales volume of various aluminum fabrication products manufactured by us.

Revenues from external sales of the aluminum fabrication segment increased by 11.0% from RMB10,315.3 million for the year ended December 31, 2010 to RMB11,451.2 million (US$1,819.4 million) for the year ended December 31, 2011, primarily due to the increase in the selling prices of various aluminum fabrication products and the sales volume of aluminum fabrication products directly sold by the aluminum fabrication plants as a result of increased market demand.

Revenues from inter-segment sales of aluminum fabrication increased by 128.0% from RMB150.7 million for year ended December 31, 2010 to RMB343.6 million (US$54.6 million) for the year ended December 31, 2011, primarily due to a significant increase in the sales volume of self-produced aluminum fabrication products through our trading segment.

Cost and expenses. The total cost and expenses for our aluminum fabrication segment increased by 12.4% from RMB10,789.6 million for the year ended December 31, 2010 to RMB12,130.7 million (US$1,927.4 million) for the year ended December 31, 2011, primarily due to the increase in the prices of raw materials and sales volume of aluminum fabrication products manufactured by us.

Segment Results. Segment loss for our aluminum fabrication segment increased by 3.8% from RMB323.6 million for the year ended December 31, 2010 to RMB335.9 million (US$53.4 million) for the year ended December 31, 2011.

Trading Segment

Revenues. Total revenues generated by the trading segment increased by 21.1% from RMB90,141.4 million for the year ended December 31, 2010 to RMB109,172.4 million (US$17,345.7 million) for the year ended December 31 2011, primarily due to an increase in the average selling price and sales volume of self-produced alumina and primary aluminum through our trading segment, and an increase in trading volume of non-ferrous metal products sourced from external suppliers.

Revenues from internal sales of the trading segment increased by 20.7% from RMB8,159.2 million for the year ended December 31, 2010 to RMB9,848.3 million (US$1,564.7 million) for the year ended December 31, 2011. Revenue from internal sales of trading segment for the year ended December 31, 2011 included RMB406 million of internal sales of products purchased from our internal sources and RMB9,442 million of internal sales of products purchased from our external sources.

Revenues from external sales of the trading segment increased by 21.2% from RMB81,982.2 million for the year ended December 31, 2010 to RMB99,324.1 million (US$15,781.0 million) for the year ended December 31, 2011. Revenue from external sales of trading segment for the year ended December 31, 2011 included RMB35,916 million of external sales of products produced by us and sold through the trading segment and RMB63,408 million of external sales of commodities including alumina, primary aluminum, carbon products, aluminum fabrication products, coal products and non-ferrows metal products, purchased from external sources.

Cost and expenses. The total cost and expenses for our trading segment increased 21.5% from RMB89,280.8 million for the year ended December 31, 2010 to RMB108,501.8 million (US$17,239.2 million) for the year ended December 31, 2011, primarily due to the increase in the prices and volumes of major aluminum and other non-ferrous metal products procured and sold through our trading segment.

Segment Results. Segment profit for our trading segment decreased by 22.1% from RMB860.6 million for the year ended December 31, 2010 to RMB670.6 million (US$106.5 million) for the year ended December 31, 2011.

Corporate and other operating segment

Revenues. Revenues from the headquarters and other operating segments decreased by 7.4% from RMB190.3 million for the year ended December 31, 2010 to RMB176.1 million (US$28.0 million) for the year ended December 31, 2011.

Segment Loss. Segment loss for our corporate and other operating segment increased by 114.5% from RMB490.3 million for the year ended December 31, 2010 to RMB1,051.5 million (US$167.1million) for the year ended December 31, 2011, primarily due to an increase of RMB530 million in finance costs as a result of the increase in our interest-bearing indebtedness and the increases in the PBOC's benchmark interest rates, which resulted in an increase in our weighted average annual interest rate. Our weighted average annual interest rate of long-term bank and other loans increased from 5.25% for the year ended December 31, 2010 to 5.62% for the year ended December 31, 2011.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Alumina Segment

Revenues. Total revenues generated by the alumina segment increased by 46.7% from RMB18,289.5 million for the year ended December 31, 2009 to RMB26,837.9 million for the year ended December 31, 2010, primarily due to increase in the selling prices and the sales volume of alumina manufactured by us.

Revenues from external sales of alumina segment decreased by 62.5% from RMB5,734.1 million for the year ended December 31, 2009 to RMB2,148.3 million for the year ended December 31, 2010, primarily because the alumina refineries significantly decreased the direct sales to the external customers and increased the volume sold through Chalco Trading as a result of the sales channel integration.

Revenues from inter-segment sales of alumina segment increased by 96.6% from RMB12,555.4 million for the year ended December 31, 2009 to RMB24,689.6 million for the year ended December 31, 2010, primarily due to the significant increased sales volume of alumina manufactured by us through Chalco Trading.

Cost and expenses. The total cost and expenses for our alumina segment increased by 21.6% from RMB21,185.1 million for the year ended December 31, 2009 to RMB25,760.8 million for the year ended December 31, 2010, primarily due to the increase in the price of raw materials and sales volume of alumina manufactured by us.

Segment Results. Our alumina segment incurred an profit before income tax of RMB1,077.1 million for the year ended December 31, 2010, compared with the loss before income tax of RMB2,895.6 million for the year ended December 31, 2009.

Primary Aluminum Segment

Revenues. Total revenues generated by the primary aluminum segment increased by 24.6% from RMB42,731.2 million for the year ended December 31, 2009 to RMB53,255.0 million for the year ended December 31, 2010, primarily due to the increase in the selling prices and the sales volume of primary aluminum manufactured by us.

Revenues from external sales of the primary aluminum segment slightly increased by 0.5% from RMB26,267.7 million for the year ended December 31, 2009 to RMB26,407.3 million for the year ended December 31, 2010, primarily due to the increase in the selling price of primary aluminum manufactured by us. Our average selling price of primary aluminum increased by 14.4% in 2010 from 2009. However, the primary aluminum smelters significantly decrease direct sales to external customers because of the sales channel integration, which offset the effect of increased selling price of primary aluminum.

Revenues from inter-segment sales of primary aluminum segment increased by 63.1% from RMB16,463.5 million for the year ended December 31, 2009 to RMB26,847.7 million for the year ended December 31, 2010, primarily due to the significant increased sales volume of primary aluminum manufactured by us through Chalco Trading.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 19.8% from RMB44,157.7 million for the year ended December 31, 2009 to RMB52,896.2 million for the year ended December 31, 2010, primarily due to the increase in the price of raw materials, the electric power cost and sales volume of primary aluminum manufactured by us.

Segment Results. The profit before income tax of our primary aluminum segment was RMB358.8 million for the year ended December 31, 2010, compared to the loss before income tax of RMB1,426.5 million for the year ended December 31, 2009.

Aluminum Fabrication Segment

Revenues. Total revenues generated by the aluminum fabrication segment increased by 47.4% from RMB7,102.6 million for the year ended December 31, 2009 to RMB10,466.0 million for the year ended December 31 2010, primarily due to increase in the selling prices and sales volume of various aluminum fabrication products manufactured by us.

Revenues from external sales of the aluminum fabrication segment increased by 70.8% from RMB6,040.4 million for the year ended December 31, 2009 to RMB10,315.3 million for the year ended December 31, 2010, primarily due to the increase in selling price of various aluminum fabrication products and sales volume directly from the aluminum fabrication plants.

Revenues from inter-segment sales of aluminum fabrication decreased by 85.8% from RMB1,062.2 million for year ended December 31, 2009 to RMB150.7 million for the year ended December 31, 2010, primarily due to the significantly decreased sales volume of self-produced aluminum fabrication products through Chalco Trading.

Cost and expenses. The total cost and expenses for our aluminum fabrication segment increased by 34.9% from RMB8,000.5 million for the year ended December 31, 2009 to RMB10,789.6 million for the year ended December 31, 2010, primarily due to the increase in the price of raw materials and sales volume of aluminum fabrication products manufactured by us.

Segment Results. The total loss before income tax of our aluminum fabrication segment decreased by 64.0% from RMB897.9 million for the year ended December 31, 2009 to RMB323.6 million for the year ended December 31, 2010.

Trading Segment

Revenues. Total revenues generated by the trading segment increased by 134.4% from RMB38,451.3 million for the year ended December 31, 2009 to RMB90,141.4 million for the year ended December 31 2010, primarily due to increase in average selling price and sales volume of self-produced alumina and primary aluminum through Chalco Trading, and increase in trading volume of non-ferrous metal products purchased from external manufacturers.

Revenues from external sales of the trading segment increased by 156.7% from RMB31,939.7 million for the year ended December 31, 2009 to RMB81,982.2 million for the year ended December 31, 2010, primarily due to increase in average selling price and sales volume of self-produced alumina and primary aluminum through Chalco Trading and increase in trading volume of non-ferrous metal products. Our average selling price of alumina and primary aluminum increased by 21.9% and 14.4%, respectively, in 2010 from 2009.

Revenues from inter-segment sales of the trading segment increased by 25.3% from RMB6.511.5 million for year ended December 31, 2009 to RMB8,159.2 million for the year ended December 31, 2010, primarily due to the increase in prices of raw and ancillary materials and alumina sold to our own plants.

Cost and expenses. The total cost and expenses for our trading segment increased 136.1% from RMB37,818.8 million for the year ended December 31, 2009 to RMB89,280.8 million for the year ended December 31, 2010, primarily due to the increase in the prices and volumes of major aluminum and other non-ferrous metal products procured and sold through Chalco Trading.

Segment Results. The total profit before income tax of our trading segment increased by 36.1% from RMB632.5 million for the year ended December 31, 2009 to RMB860.6 million for the year ended December 31, 2010.

Corporate and other operating segment

Revenues. Revenues from the headquarters and other operating segments decreased by 33.5% from RMB286.1 million for the year ended December 31, 2009 to RMB190.3 million for the year ended December 31, 2010.

Segment Loss. Segment loss for our corporate and other operating segment decreased by 28.9% from RMB689.2 million for the year ended December 31, 2009 to RMB490.3 million for the year ended December 31, 2010.

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

Our current assets amounted to RMB49,969.7 million (US$7,939.4 million) as of December 31, 2011, representing an increase of 20.9% from RMB41,324.5 million as of December 31, 2010, primarily due to increase in inventories, trade and notes receivable, cash and cash equivalents, as well as other current assets. As of December 31, 2011, our inventories amounted to RMB24,124.4 million (US$3,833.0 million), representing an increase of 10.8% from RMB21,780.0 million as of December 31, 2010, primarily due to the increase in our work-in-progress and finished goods in response to increased market demand. As of December 31, 2011, our trade and notes receivable amounted to RMB5,631.8 million (US$894.8 million), representing an increase of 72.2% from RMB3,270.0 million as of December 31, 2010, primarily due to the increase in our notes receivable as a result of increased sales. As of December 31, 2011, our bank balances and cash amounted to RMB11,644.7 million (US$1,850.2 million), representing an increase of 22.6% from RMB9,495.6 million as of December 31, 2010, primarily due to an increase in cash and equivalents. As of December 31, 2011, our other current assets amounted to RMB7,666.0 million (US$1,218.0 million), representing an increase of 24.9% from RMB6,140.0 million as of December 31, 2010.

As of December 31, 2011, our current liabilities amounted to RMB62,360.4 million (US$9,908.1 million), representing a 11.9% increase from RMB55,733.5 million as of December 31, 2010. Our current liabilities increased primarily due to the increase in our short-term bank borrowing in the amount of RMB11,733.1 million (US$1,864.2 million) during the period and partially offset by the decrease in the current portion of our long-term borrowing of RMB6,093.8 million (US$968.2 million).

As of December 31, 2011, our net current liabilities amounted to RMB12,390.7 million (US$1,968.7 million), representing a 14% decrease from RMB14,409.0 million as of December 31, 2010. As of December 31, 2011, our current ratio (current assets/current liabilities) was 0.80, representing an increase of 0.06 as compared with 0.74 as of December 31, 2010. Our quick ratio ((current assets - inventories)/current liabilities) was 0.41 as of December 31, 2011, representing an increase of 0.06 as compared with 0.35 as of December 31, 2010.

During the past years, we engaged in debt financing to fund our operations and business expansion. In June 2007, we issued long-term corporate bonds with maturity of ten years in the principal amount of RMB2 billion. The fixed annual coupon and effective rates of these bonds are 4.50% and 4.64%, respectively. In June 2008, we issued medium-term notes in the principal amount of RMB5 billion with three-year terms for operating cash flows and capital expenditures. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively. In October 2008, we issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100 per unit) with five-year terms for operating cash flows and capital expenditures. The fixed annual coupon and effective interest rate of these notes is 4.58% and 4.92% respectively. In July and August 2010, we issued the first and second tranches of medium-term notes, respectively, each with a face value of RMB1 billion at par with five-year term to replenish capital expenditure purposes, operating cash flows and bank loans re-financing. The effective interest rate of the first and second tranches of the notes is 4.34% and 4.20% respectively. In March and June 2010, we issued the first and second tranches of short-term bills, respectively, each with a face value of RMB 5 billion at par (face value of RMB100 per unit) with one-year term to replenish general working capital and bank loan swap. The effective interest rate of the first and second tranches of the bills is 3.04% and 3.17% respectively. In 2011, we issued three tranches of medium-term notes with a face value of RMB5 billion (US$0.8 billion), RMB800 million (US$127 million) and RMB2 billion (US$0.3 billion), respectively. The effective interest rate of the notes is 6.03%, 6.85% and 6.36% respectively. In 2011, we also issued the first and second tranches of one-year short-term bills in the principal amount of RMB5 billion (US$0.8 billion) each (face value of RMB100 per unit). The effective interest rates of the short-term bills is 4.63% and 5.36% respectively.

As of December 31, 2011, our gearing ratio (net debts/total capital as defined in Note 3.3 to our audited consolidated financial statements) was approximately 63% as compared with approximately 59% as of December 31, 2010.

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

In light of our good credit standing and various domestic and overseas financing channels, we believe that we will not experience any difficulty financing our capital investments. Our capital expenditures and external investments have historically been mainly financed by cash generated from operating activities, long-term and medium-term borrowings and equity offerings. As of December 31, 2011, our current liabilities exceeded our current assets by approximately RMB12,390.7 million (US$1,968.7 million). The Board has considered our available sources of funds as follows:

*	Our expected net cash inflow from operating activities in 2012;

*

Unutilized banking facilities of approximately RMB42,749 million (US$6,792 million) as of December 31, 2011, of which amounts totaling RMB35,045 million (US$5,568 million) will be subject to renewal in the next 12 months from the date our financial statements were approved. In February 2012, a bank confirmed in writing that it agreed to renew the banking facilities granted to us with unutilized banking facilities of approximately RMB11,180 million (US$1,776 million) as of December 31, 2011 upon their expiration in November 2012. Additionally, our directors are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing; and

*	Other available sources of financing from banks and other financial institutions based on our good credit history.

The Board believes that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board therefore continues to adopt the going concern basis in preparing these financial statements.

Cash Flows and Working Capital

Our cash and cash equivalents as of December 31, 2011 amounted to RMB10,591.3 million (US$1,682.8 million), including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro and Australian dollar, which translates into RMB296.9 million, RMB18.2 million, RMB6.4 million and RMB6.4 million, respectively. The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

Year Ended December 31,

2009	2010	2011

RMB	RMB	RMB
(in millions)

Net cash (used in)/generated from
operating activities	(705.9)	7,103.9	2,489.8
Net cash used in investing activities	(9,477.2)	(8,260.3)	(9,714.5)
Net cash generated from financing activities	1,576.7	2,717.5	8,842.4

Net (decrease) increase in cash
and cash equivalents	(8,606.4)	1,561.1	1,617.7

Net Cash Generated from/(used in) Operating Activities

For the year ended December 31, 2011, we had a cash inflow before changes in working capital but after adjustments for non-cash items and non-operating cash outflow of RMB9,326.0 million (US$1,481.8 million) and net cash generated from operating activities of RMB2,489.8 million (US$395.6 million). Net cash flow generated from operating activities consisted primarily of our profit before tax of RMB818.0 million (US$130.0 million), an outflow of RMB6,558.7 million (US$1,042.1 million) for changes in working capital and income tax of RMB277.5 million (US$44.1 million). The outflow from changes in working capital consisted primarily of (i) increase in trade and notes receivable of RMB3,474.2 million (US$552.0 million), primarily due to our increased sales, (ii) increase in inventories of RMB2,353.2 million (US$373.9 million), and (iii) increase in other current assets of RMB2,089.8 million (US$332.0 million), partially offset by increase in trade and notes payable of RMB2,025.0 million (US$321.7 million).

For the year ended December 31, 2010, we had a cash inflow before changes in working capital but after adjustments for non-cash items and non-operating cash outflow of RMB9,763.2 million and net cash generated from operating activities of RMB7,103.9 million. Net cash flow generated from operating activities consisted primarily of an outflow of RMB2,358.9 million for changes in working capital, our profit before tax of RMB1,380.4 million and income tax of RMB300.5 million. The outflow from changes in working capital consisted primarily of (i) increase in inventories of RMB1,356.8 million and (ii) increase in other current assets of RMB515.6 million, partially offset by decrease in other non-current assets of RMB72.8 million and increase in trade and notes payable of RMB53.1 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities increased by 17.6% from RMB8,260.3 million for the year ended December 31, 2010 to RMB9,714.5 million (US$1,543.5 million) for the year ended December 31, 2011, primarily due to the increase of cash outflow related to purchases of property, plant and equipment, and the decrease in proceeds from disposal of a subsidiary. Our net cash used in investing activities for the year ended December 31, 2011 consisted primarily of (i) purchase of property, plant and equipment of RMB8,552.7 million (US$1,358.9 million) , (ii) investment in associates of RMB817.0 million (US$129.8 million) and (iii) deposit for investment projects of RMB536.7 (US$85.3 million), partially offset by (i) net proceeds from settlement of futures and option contracts of RMB550.9 million (US$87.5 million) and (ii) government grants/subsidies received of RMB392.3 million (US$62.3 million).

Net cash used in investing activities decreased by 12.8% from RMB9,477.2 million for the year ended December 31, 2009 to RMB8,260.3 million for the year ended December 31, 2010, primarily due to the increase of cash inflow related to investments and government grants received, and the decrease in purchases of property, plant and equipment. Our net cash used in investing activities for the year ended December 31, 2010 consisted primarily of (i) purchase of property, plant and equipment of RMB8,325.9 million and (ii) deposit for investment projects of RMB849.8 million and (iii) capital injection to associates of RMB748.7 million.

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

Net Cash Generated from Financing Activities

Net cash generated from financing activities increased by 225.4% from RMB2,717.5 million for the year ended December 31, 2010 to RMB8,842.4 million (US$1,404.9 million) for the year ended December 31, 2011, primarily due to the increase in the drawdown of short-term and long-term loans during the year. Our net cash generated from financing activities for the year ended December 31, 2011 consisted primarily of drawdown of short-term and long-term loans of RMB56,477.6 million (US$8,973.4 million), partially offset by repayments of short-term and long-term loans of RMB45,378.1 million (US$7,209.9 million).

Net cash generated from financing activities increased from RMB1,576.7 million for the year ended December 31, 2009 to RMB2,717.5 million for the year ended December 31, 2010, primarily due to the increase of external debt financing during the year. Our net cash generated from financing activities for the year ended December 31, 2010 consisted primarily of drawdown of short-term and long-term loans of RMB34,141.5million, partially offset by repayments of short-term and long-term loans of RMB41,195.1 million.

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

Borrowings and Banking Facilities

Our net borrowings were as follows as of December 31, 2010 and 2011:

As of December 31,

2010	2011	2011

RMB	RMB	US$
(in millions)

Short-term borrowings	41,719.9	46,737.8	7,425.9
Short-term bank loans	20,589.7	32,322.7	5,135.5
Short-term bonds	10,871.9	10,250.6	1,628.7
Current portion of long-term borrowings	10,258.3	4,164.5	661.7
Long-term borrowings	27,723.9	35,968.5	5,714.8
Long-term bank and other loans	24,072.2	23,430.5	3,722.7
Medium-term notes and
long-term bonds	13,910.0	16,702.5	2,653.8
Less: Current portion of
long-term borrowings	(10,258.3)	(4,164.5)	(661.7)

Total borrowings	69,443.8	82,706.3	13,140.7

Less: Bank balances and cash	(9,495.6)	(11,644.7)	(1,850.1)

Net	59,948.2	71,061.6	11,290.6

The aggregate maturities of our outstanding long-term borrowings (including long-term loans, medium-term notes and long-term bonds) as of December 31, 2011 were as follows:

Maturity Date	Principal Outstanding as of December 31, 2011

RMB	US$

(in millions)

2012	4,164.5	661.7
2013	11,288.8	1,793.6
2014	15,152.3	2,407.5
2015	4,437.4	705.0
2016	1,851.9	294.2
After 2016	3,335.6	530.0

Total	40,230.5	6,392.0

As of December 31, 2011, we had certain foreign currency denominated loans with principal amount of RMB47 million (US$8.8 million) in Japanese Yen, RMB2,628 million (US$417.5 million) in U.S. dollars and RMB6 million (US$1.0 million) in Euro. In addition, our foreign currency denominated short-term bank deposits amounted to RMB327.9 million (US$52.1 million), of which RMB296.9 million (US$47.2 million) was denominated in U.S. dollars, RMB6.4 million (US$1 million) was denominated in Australian dollars, RMB18.2 million (US$2.9 million) was denominated in HK dollars and RMB6.4 million (US$1 million) was denominated in Euros. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Risk" for details of interest rate structure disclosure of the borrowings above.

As of December 31, 2011, we had secured loans of RMB1,060.2 million (US$168.4 million) (including long-term and short-term loans) and we, on a stand-alone basis, provided guarantees in respect of RMB2,114.6 million (US$336.0 million) of long-term loans and RMB315.0 million (US$50.0 million) of short-term loans for our subsidiaries. As of December 31, 2011, Chinalco guaranteed RMB1,419.0 million (US$225.5 million) of our long-term bank loans and RMB1,330.0 (US$211.3) of our short-term bank loans.

As of December 31, 2011, we had total banking facilities of RMB100,520 million (US$15,971.0 million). Out of the total banking facilities granted, amounts totaling RMB57,771 million (US$9,178.9 million) had been utilized as of December 31, 2011. Approximately RMB73,989 million (US$11,755.7 million) in bank facilities are subject to renewals in 2012. We believe that we will be able to renew these facilities when they expire. In addition, as of December 31, 2011, we had credit facilities through our primary aluminum futures agent at the LME amounting to US$132.0 million (equivalent to RMB831.7 million), of which US$1.5 million (equivalent to RMB9.4 million) had been utilized. The futures agent has the right to adjust the related credit facilities. As of December 31, 2011, we had total bank balances and cash of RMB11,644.7 million, equivalent to US$1,850.2 million.

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

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may affect current and future exchange rates. We believe that we are able to obtain sufficient foreign exchange to fulfill the above-mentioned obligations. In addition, our foreign currency denominated short-term bank deposits amounted to RMB327.9 million (US$52.1 million), of which RMB296.9 million (US$47.2 million) was denominated in U.S. dollars, RMB6.4 million (US$1 million) was denominated in Australian dollars, RMB18.2 million (US$2.9 million) was denominated in HK dollars and RMB6.4 million (US$1 million) was denominated in Euros. Most of our sales are domestic and, as such, we have a limited amount of foreign currency denominated trade and notes receivable. See "Item 11. - Quantitative and Qualitative Disclosures About Market Risks - Foreign Exchange Rate Risk". Our sources of foreign currency include payments from export sales. We do not anticipate that we will incur significant additional foreign currency debts in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends in HK dollars on our H Shares and in U.S. dollars on our ADSs. As of December 31, 2011, we maintained bank balances of US$47.1 million, HK$22.5 million, AUD1.0 million and EUR0.8 million or the aggregate equivalent of approximately RMB327.9 million (US$52.1 million) to satisfy our foreign currency obligations and pay dividends to our overseas shareholders. We believe that we will be able to obtain sufficient foreign exchange to continue satisfying these obligations.

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by operating segment for the years ended 2009, 2010 and 2011, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated.

Year Ended December 31

2009	2010	2011

RMB	%	RMB	%	RMB	%

(in millions, except percentages)

Alumina	5,710.7	53.4	4,360.9	48.4	2,619.0	23.9
Primary aluminum	2,814.7	26.3	3,502.2	38.8	4,539.2	41.5
Aluminum fabrication	2,055.1	19.2	1,059.0	11.7	2,881.1	26.3
Trading	2.2	0.0	15.1	0.2	9.5	0.1
Corporate and others	102.5	1.0	79.6	0.9	896.8	8.2

Total	10,685.2	100.0	9,016.8	100.0	10,945.6	100.0

In 2011, we spent approximately RMB10,945.6 million (US$1,739.1 million) of our capital expenditures primarily on investments in energy saving and consumption reduction, environmental protection, mine construction and scientific research, including projects such as the alumina production capacity expansion and environmental protection project of Guizhou branch, environmentally friendly energy-saving renovation project of Zunyi Aluminum, Liancheng branch's project in relation to the phasing out of obsolete capacity and environmental protection and energy saving as well as the expansion of Bayer-process ore dressing project of Lanzhou Branch.

Our capital expansion plan for 2012 requires a total of approximately RMB19.2 billion (US$3.1 billion) in capital expenditures for technology upgrading and expansion projects to increase our annual production capacity. Our capacity expansion plan reflects our focus on vertically integrating our production chain, which consists of bauxite mining, alumina refining, primary aluminum and aluminum fabrication, to take advantage of our market position in China. In addition, we continually evaluate potential acquisition and joint venture projects for opportunities that are in our and our shareholders' interests. We expect production capacity for alumina, primary aluminum and aluminum fabrication products will reach approximately 15.5 million tonnes, 4.4 million tonnes and 1.7 million tonnes, respectively, by the end of 2012.

As of December 31, 2011, our capital commitment for investment in property, plant and equipment amounted to RMB39,976.2 million (US$6,351.6 million), of which those contracted but not provided for amounted to RMB6,450.7 million (US$1,024.9 million) and those authorized but not contracted for amounted to RMB33,525.5 million (US$5,326.7 million).

In addition, we had significant capital commitments under our joint venture or investment agreements as of December 31, 2011. In May 2010, we entered into an investment agreement with Xiaoyi Mining Co., Ltd. to jointly establish Shanxi Huayi Mining Co., Ltd. with registered capital amounting to RMB80 million. We are obliged to inject cash amounting to RMB41 million and we will hold 51% equity interest of the investee under the agreement. As of December 31, 2011, we had injected a total of RMB8 million and were obliged to inject an additional RMB33 million. For additional information on our capital commitment under our joint venture and investment agreements as of December 31, 2011, see "Item 4 - Information on the Company - History and Development of the Company - Acquisitions and Joint Ventures."

We expect to use primarily operating cash flow in meeting such commitments with the shortfall to be satisfied by proceeds of bank loans, short-term, long-term bonds and medium-term notes.

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

Our total expenditure for research and development was approximately RMB177.8 million, RMB164.2 million and RMB218.0 million (US$34.6 million) for 2009, 2010 and 2011, respectively.

D. TREND INFORMATION

In 2011, China's GDP growth rate was 9.2%. Due to the global economic recovery, global demand for aluminum products continued to increase in 2011. We expect that in 2012:

*	the global economy will be subject to uncertainties and risks of economic downturns arising from the Euro debt crisis; and

*

as a developing country, China is still in the process of urbanization and industrialization, which provides a promising prospect for the aluminum market. Subject to the information set out in the section headed "Item 3. Key Information - D. Risk Factors," and the section headed "Forward-looking Statements," we believe that with the recovery of the economy, aluminum consumption and price will continue to recover.

E. OFF-BALANCE-SHEET ARRANGEMENTS

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2011:

Payment due by period

Total	2012	2013-2014	2015-2016	Thereafter

(RMB in millions)

Long-term debts	23,430.5	4,164.5	14,441.1	3,489.3	1,335.6
Medium-term notes	14,800.0	-	12,000.0	2,800.0	-
Long-term bonds	2,000.0	-	-	-	2,000.0
Interest payments	7,068.7	3,389.6	2,758.8	722.5	197.8
Operating leases	22,228.3	667.0	1,328.4	1,327.5	18,905.4
Capital commitments	6,450.7	6,450.7	-	-	-
Commitments for capital contribution	128.0	128.0	-	-	-

Total	76,106.2	14,799.8	30,528.3	8,339.3	22,438.8

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors

The fourth session of our Board currently consists of nine directors, including four executive directors, two non-executive directors and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2011.

Name	Age	Positions with the Company

Executive Directors
Xiong Weiping	55	Chairman of the Board and Chief Executive Officer
Luo Jianchuan	48	Director and President
Liu Caiming(1)	49	Director, Senior Vice President and Chief Financial Officer
Liu Xiangmin(2)	49	Director and Senior Vice President
Non-executive Directors
Lv Youqing	48	Non-executive Director
Shi Chungui	71	Non-executive Director
Independent Non-executive Directors
Zhang Zhuoyuan	78	Independent Director
Wang Mengkui	73	Independent Director
Zhu Demiao	47	Independent Director

(1)

At the board meeting held on February 23, 2011, the Board resolved to appoint Mr. Liu Caiming as senior vice president, chief financial officer and a member of executive committee of the Company and resolved to nominate Mr. Liu Caiming as an candidate for executive director of the 4th session of the Board subject to approval at the forthcoming annual general meeting. Mr. Liu Caiming was appointed to the Board at the annual general meeting of the Company held on May 31, 2011.

(2)	At the board meeting held on May 27, 2011, the Board resolved to appoint Mr. Liu Xiangmin as senior vice president of the Company.

Executive Directors

Xiong Weiping, aged 55, serves as the chairman of the Board, our chief executive officer and the general manager of Chinalco. Mr. Xiong served on our Board from 2001 to 2006 and was re-appointed to the Board in 2009. Mr. Xiong holds a doctorate degree of engineering from Central South University of Industry where he studied mining engineering. He completed his post-doctoral research in economics at the Guanghua School of Management at Peking University where he is a professor and a Ph.D tutor. He has received grants from the State Council of China and was recognized as the "Middle-Aged and Young Expert with Outstanding Contributions to the Nation" by the former Ministry of Personnel of the PRC. He was previously the deputy secretary of Hunan Provincial Communist Youth League, a member of standing committee of the All China Youth Federation, president of Hunan Youth Union Committee and standing vice-chancellor and dean of the Faculty of Management and professor and Ph.D. tutor at the Central South University of Industry. Mr. Xiong previously served as the vice president of China Copper, Lead & Zinc Group Corporation, a vice president of Chinalco, an executive director, senior vice president and president of Chalco and the vice chairman and general manager of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

Luo Jianchuan, aged 48, serves as an executive director on our Board, chairman of the development planning committee, vice chairman of the executive committee, and our president. He has been employed by us since 2001. Mr. Luo holds a bachelor's degree in mining from Kunming University of Science and Technology and a doctorate degree from Central South University, and he is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo previously served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, manager of Haikou Nanxin Industry & Commerce Corporation, assistant to general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to general manager of China Non-ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, general manager of the Operations and Sales Division, vice president and senior vice president of us.

Liu Caiming, aged 49, serves as an executive director on our Board and our senior vice president and chief financial officer. Graduated from the School of Economics at Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. He joined Chinalco in January 2007. He had served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Non-ferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., deputy general manager of Chinalco, chairman of Yunnan Copper Industry (Group) Co., Ltd., chairman of Chinalco Shanghai Copper Co., Ltd., executive director of Chinalco Kunming Copper Co., Ltd., as well as director and president of China Copper Co., Ltd. Mr. Liu also has acted as the titular deputy head of Department of Finance of Yunnan Province, a director of State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government and an assistant to the governor of Yunnan Province.

Liu Xiangmin, aged 49, serves as an executive director on our Board and our senior vice president and has been employed by us since 2001. Mr. Liu holds a doctorate degree from Central South University of Industry where he studied non-ferrous metal science and is a professor-grade senior engineer. Mr. Liu previously served as deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant and general manager of our Zhongzhou branch.

Non-Executive Directors

Lv Youqing, age 48, serves as a non-executive director on our Board and the deputy general manager of Chinalco. He has been with us since June 2010. He graduated as a postgraduate from the Political Studies Institute, Social Science Faculty of Sichuan Province in 1989. He then later graduated from School of Economics, Sichuan University majoring in management, and obtained a Ph.D. degree in economics. He is a visiting scholar of Finance Department of New York University, and is a professor-grade senior engineer. Mr. Lv accumulated substantial practical experience in economics and enterprise management. He previously served as deputy director of Policy Reform Division, Policy Research Office of Sichuan Province, vice factory manager, deputy party secretary, factory manager and party secretary of Nanchong Gear Factory. He also served as deputy mayor of Nanchong People's Government, and a member of standing committee, deputy mayor and deputy party secretary of Luzhou's Municipal Party Committee. Mr. Lv is also a vice president of China Association of Work Safety.

Shi Chungui, aged 71, serves as a non-executive director on our Board and has been with us since 2005. He holds a bachelor's degree in accounting from Northeast University of Finance and Economics. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was previously the vice director of Commerce Bureau of Qinhuangdao City, Hebei Province, deputy mayor and the standing deputy mayor of Qinhuangdao City, Hebei Province, president of Hebei Branch of China Construction Bank, president of Beijing Branch of China Construction Bank, deputy president of the head office of China Construction Bank and deputy president of China Cinda Asset Management Corporation, vice chairman of Tianjin Pipe Co. , Ltd. and vice chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited and China National Materials Company Limited.

Independent Non-Executive Directors

Zhang Zhuoyuan, aged 78, has served as an independent non-executive director on the Board since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics. Mr. Zhang previously served as the director and researcher of the Institute of Finance, Trade and Economics of Chinese Academy of Social Sciences, chief editor of the Finance & Trade Economics, a director, researcher and Ph.D tutor at the Institute of Industrial Economics of Chinese Academy of Social Sciences and a director, researcher and Ph.D tutor of the Institute of Economics of the Chinese Academy of Social Sciences, and chief editor of Economics Research Journal. Mr. Zhang is a member of the ninth and tenth sessions of the National Committee of the Chinese People's Political Consultative, a consultant of each of China Price Association and the Chinese Society for Urban Studies and a director of Chinese Society for Cost Studies and honorary director of Foundation of Sun Ye Fang Economics and Science. Mr. Zhang is a member of the Chinese Academy of Social Sciences and a researcher at the Institute of Economics of the Chinese Academy of Social Sciences.

Wang Mengkui, aged 73, has served as an independent non-executive director on the Board since 2008. Mr. Wang graduated from the School of Economics, Peking University. He is an economist engaged in long-term analysis of economic theory and policy and is currently a professor and advisor of doctor candidates of Peking University. He has published many articles on economic theory and related topics and served in the "Red Flag" magazine and the First Ministry of Machine Building Industry. Mr. Wang previously served as a vice head and researcher of the economic team of the research office of the Secretariat of the Communist Party of China Central Committee, a commission member of the State Development and Planning Commission, executive vice director of economic research center of the State Development and Planning Commission, the vice director and director of the research office of the State Council of China and the center director of the Development Research Center of the State Council of China. Mr. Wang also served as a member of the Tenth Standing Committee of National People's Congress and vice director of Financial and Economic Affairs Committee of National People's Congress. He is also a professor and Ph.D tutor of Peking University. He is currently the chairman of the China Development Research Foundation and a committee member of the National Social Security Fund of the PRC.

Zhu Demiao, aged 47, has served as an independent non-executive director and Chairman of the audit committee of the Board since 2008. Mr. Zhu holds a MBA degree from the University of Chicago Graduate School of Business, a master's degree in economics from the Research Institute for Fiscal Science at the Ministry of Finance of the PRC and a bachelor's degree in economics from Hebei Geological Institute. Mr. Zhu is one of the early Certified Public Accountants in the PRC. Mr. Zhu previously worked in the Ministry of Finance and in the investment analysis department of FMC Corporation. He also served as the head of China Business in the Equity Capital Market Department and Investment Bank Department of Credit Suisse First Boston, a managing director and member of the executive committee of the Asia-Pacific region of JP Morgan Chase & Co. and chairman of operating committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu once served as the managing director and senior consultant of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu is currently an independent director of WSP Holding Limited and a member of the Advisory Board of Business School at the University of Chicago.

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

The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Ao Hong	50	Chairman of Supervisor Committee
Yuan Li	53	Supervisor (employee representative), General Manager of Corporate Culture Department of the Company
Zhang Zhankui	53	Supervisor

Ao Hong, aged 50, is currently a vice president of Chinalco and has served as a supervisor of us since 2006. Mr. Ao holds a bachelor's degree from Kunming University of Science and Technology where he studied metallurgy. He also holds a master's degree from Central South University and is a professor-grade senior engineer. Mr. Ao previously worked as an engineer, senior engineer and served as head of general office and vice chairman at the Beijing General Research Institute for Non-ferrous Metals ("GRINM"), the chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Yuan Li, aged 53, serves as our employee representative supervisor and a general manager of our Corporate Culture Department. Mr. Yuan has been employed by us since 2001. He is an engineer with extensive administrative and management experience. He previously served as a manager of the General Management Office and the deputy head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, the head of the Department of Research and Investigation, the head of the Secretariat, an assistant inspector of the State Bureau of Non-ferrous Metals Industry, the deputy head of the Department of Political Affairs and the head of the community union working department of Chinalco.

Zhang Zhankui, aged 53, is the head of the Finance Department of Chinalco and has served us since 2001. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. Mr. Zhang had formerly served as head of the finance division and then the audit division of China General Design Institute for Non-ferrous Metals, a deputy general manager of Beijing Enfei Tech-industry Group, the head of the accounting division of the finance department and the deputy head of the finance department of China Copper Lead & Zinc Group Corporation, the officer-in-charge of asset and finance at our listing office and the head of the capital division of our finance department and the manager of the general division of our finance department and the deputy head of the finance department of Chinalco.

Senior Management

The table and discussion below set forth certain information concerning other member of senior management.

Name	Age	Positions with the Company

Ding Haiyan	53	Vice President
Jiang Yinggang	48	Vice President
Xie Hong(1)	53	Vice President

Qiao Guiling(1)	43	Vice President
Liu Qiang	48	Secretary to the Board

(1)	At the board meeting held on October 25, 2011, the Board resolved to appoint Mr. Xie Hong and Ms. Qiao Guiling as vice presidents of the Company.

Ding Haiyan, aged 53, serves as vice president of us and has been employed by us since 2001. Mr. Ding holds a master's degree from Beijing Economics University where he studied labor economics and he is a senior economist with extensive experience in labor, wages, insurance, enterprise mergers and acquisitions and capital operation. He has served as head of the labor wage division of the human resource department of China Non-ferrous Metals Industry Corporation, the deputy director of the Bureau of Labor and Insurance, deputy director-general of the enterprise reform department of the State Bureau of Non-ferrous Metals Industry, the head manager of the department of asset operation of Chinalco, deputy head of our Listing Office and an assistant to general manager of Chinalco. He also served as an executive director and the secretary on our Board.

Jiang Yinggang, aged 48, has served as a vice president of us since 2007 and has been employed by us since 2001. Mr. Jiang holds a master's degree from the Central South University of Industry where he studied metallurgy of non-ferrous metals. Mr. Jiang is a professor-grade senior engineer. He has served as deputy head and then the head of the corporate management department of Qinghai Aluminum Plant, head of the Qinghai aluminum smelter, deputy general manager and general manager of Qinghai Aluminum Company Limited and general manager of our Qinghai branch.

Xie Hong, aged 53, serves as vice president of us and has been employed by us since 2001. Mr. Xie is an outstanding senior engineer who graduated from Central South University of Techology with a major in ore dressing. He has long engaged in strategic planning and project construction management, and has extensive experience in strategic planning, project management and investment management. Mr. Xie has previously served as the cadre, director of the Design Division at Infrastructure Department, deputy division head and division head of the Project Division at Investment and Operation Department of China Nonferrous Metals Industry Corporation, the deputy director-general of the Planning and Development Department of the State Bureau of Non-ferrous Metals Industry, person-in-charge of the (Coordinated) Planning and Development Department of Aluminum Corporation of China, director of the Planning and Development Department of Aluminum Corporation of China and the general manager of Investment Management Department, member of the Executive Committee and assistant to President of the Company.

Qiao Guiling, aged 43, serves as vice president of us. Ms. Qiao holds a master's degree in engineering from Jiaozuo Mining Institute where she studied mechanical engineering and she is a senior engineer with extensive experience in management. Ms. Qiao has served as the deputy director of Jiaozuo City Cryolite Factory, deputy director of the Economic and Trade Commission of Jiaozuo City Zhongzhan District, general manager of Zhongzhan Taishun Co., Ltd., factory director of a Kaolinite plant in Jiaozuo City, general manager of Henan Zhongzhou Holding Group Co., Ltd., vice mayor of the People's Government of Wen County, chairman and general manager of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd., chairman of Jiaozuo Wanfang Group Co., Ltd. and the general manager of Henan Branch of the Company.

Liu Qiang, aged 48, is the secretary to the Board and has been employed by us since 2001. Ms. Liu holds a master's degree in English literature (minor in translation) from Beijing International Studies University. Ms. Liu studied finance, financial management and business administration at the University of Foreign Business and Economics in Beijing and received trainings on finance and financial management in Hong Kong. She previously worked in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited and served as the manager of the finance department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation. She has formerly served as manager of the aluminum department of China National Non-Ferrous Metals Import and Export Corporation, a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as the deputy manager of the import and export division of China Aluminum International Trading Corporation Limited.

B. COMPENSATION

Executive Compensation

Executive directors are entitled to a director's fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director's fees. The aggregate amount of cash compensation paid by us to our directors in 2011 for services performed in connection with their respective capacities above was approximately RMB4.1 million (US$0.7 million). The aggregate amount of cash compensation paid by us to our senior management who are not members of our Board in 2011 was approximately RMB2.1 million (US$0.3 million), respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. Directors receive fees for their services. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the reporting period are as follows:

			Discretionary
Name of Director	Fees	Salary	Bonus	Pension	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Executive Directors
Xiong Weiping	-	626.3	298.1	30.0	954.4
Luo Jianchuan	-	550.8	261.5	30.0	842.3
Liu Caiming(1)	-	515.8	267.0	30.0	812.8
Liu Xiangmin(2)	-	494.7	219.9	30.0	744.6

Non-Executive Directors
Shi Chungui	150.0	-	-	-	150.0
Lv Youqing	-	-	-	-	-

Independent Non-Executive
Directors
Zhang Zhuoyuan	197.0	-	-	-	197.0
Wang Mengkui	197.0	-	-	-	197.0
Zhu Demiao	197.0	-	-	-	197.0

	741.0	2,187.6	1,046.5	120.0	4,095.1

Supervisors
Ao Hong	-	-	-	-	-
Yuan Li	-	383.4	90.6	30.0	504.0
Zhang Zhankui	-	-	-	-	-

Total	741.0	2,571.0	1,137.1	150.0	4,599.1

(1)

At the board meeting held on February 23, 2011, the Board resolved to appoint Mr. Liu Caiming as senior vice president, chief financial officer and a member of executive committee of the Company and resolved to nominate Mr. Liu Caiming as an candidate for executive director of the 4th session of the Board subject to approval at the forthcoming annual general meeting. Mr. Liu Caiming was appointed to the Board at the annual general meeting of the Company held on May 31, 2011.

(2)	At the board meeting held on May 27, 2011, the Board resolved to appoint Mr. Liu Xiangmin as senior vice president of the Company.

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

C. BOARD PRACTICES

Board of Directors

All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Each of our directors and supervisors has entered into a service contract with us, none of which can be terminated by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of our directors, supervisors or other senior management personnel. One of the supervisors is an employee representative appointed by our employees and the rest are appointed by the shareholders. The following table sets forth the number of years our directors and supervisors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term

Xiong Weiping	May 26, 2009	June 30, 2013
Luo Jianchuan	May 18, 2007	June 30 , 2013
Liu Caiming	May 31, 2011	June 30, 2013
Liu Xiangmin	May 18, 2007	June 30, 2013
Lv Youqing	June 22, 2010	June 30, 2013
Shi Chungui	May 18, 2007	June 30, 2013
Zhang Zhuoyuan	May 18, 2007	June 30, 2013
Wang Mengkui	May 9, 2008	June 30, 2013
Zhu Demiao	May 9, 2008	June 30, 2013
Ao Hong	May 18, 2007	June 30, 2013
Yuan Li	May 18, 2007	June 30, 2013
Zhang Zhankui	May 18, 2007	June 30, 2013

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

The primary duties of our remuneration committee as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management. In 2011, the remuneration committee convened at one meeting, to consider and approve remuneration and performance appraisal standards for 2011 and the renewal of directors and officers liability insurance for years 2011 to 2012 for our directors, supervisors and other senior management members.

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

Occupational Health and Safety and Environmental Committee

Our occupational health and safety and environmental committee consists of one executive director, namely Mr. Liu Xiangmin and one non-executive director, namely Mr. Lv Youqing. Mr. Lv Youqing serves as the chairman of the committee. This committee considers our annual planning on health, environmental protection and safety, supervises our implementation of the planning on health, environmental protection and safety initiatives, inquires into serious incidents and inspecting and supervising over the handling of such incidents and makes recommendations to the Board on major decisions on health, environmental protection and safety.

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

D. EMPLOYEES

As of December 31, 2009, 2010 and 2011, we had approximately 108,493, 108,256 and 101,259 employees, respectively. The table below sets forth the number of our employees by function as of the periods indicated:

As of December 31,

2009	2010	2011

		(%)		(%)		(%)

Function:
Alumina production	46,646	43.0	46,117	42.5	45,364	44.8
Primary aluminum production	46,159	42.6	45,869	42.4	38,111	37.6
Aluminum fabrication	5,668	5.2	5,737	5.3	6,210	6.1
Mining	4,340	4.0	4,926	4.6	4,152	4.1
Research and development	664	0.6	650	0.6	636	0.6
Sales and marketing	700	0.6	735	0.7	730	0.7
Management and others(1)	4,316	4.0	4,222	3.9	6,056	6.0
Total	108,493	100	108,256	100.0	101,259	100

(1)	Excluding our management personnel for alumina production, primary aluminum production and aluminum fabrication.

The table below sets forth the number of our employees as of December 31, 2011:

Location	Employees	% of Total

Shandong branch	9,667	9.6
Shandong Huayu	2,067	2.0
Chalco Qingdao	214	0.2

Henan
Henan branch	8,207	8.1
Zhongzhou branch	6,670	6.6
Research Institute	636	0.6
Chalco Mining	2,012	2.0
Jiaozuo Wanfang	3,617	3.6
Henan Aluminum	1,794	1.8
Zhongzhou Aluminum	38	0.04
Henan Xincheng Construction Management Co., Ltd.	28	0.03

Guizhou
Guizhou branch	12,910	12.8
Zunyi Aluminum	1,416	1.4
Zunyi Alumina	1,104	1.1

Guangxi
Guangxi branch	5060	5.0

Shanxi
Shanxi branch	11,546	11.4
Shanxi Huasheng	2,167	2.1
Shanxi Huaze	2,581	2.6

Gansu
Lanzhou branch	4,202	4.2
Northwest Aluminum	2,521	2.5
Gansu Hualu	1,557	1.5
Liancheng branch	3,733	3.7

Liaoning
Fushun Aluminum	2,013	2.0

Qinghai
Qinghai branch	5,015	5.0

Sichuan
Huaxi Aluminum	486	0.5

Chongqing
Chongqing branch	1,191	1.2
Chalco Southwest Aluminum Cold Rolling	265	0.3
Chalco Southwest Aluminum	239	0.2

Fujian
Chalco Ruimin	691	0.7

Inner Mongolia
Baotou Aluminum	6,634	6.6

Others (including employees of
subsidiaries under construction)	765	0.8

Headquarters	213	0.2

Total	101,259	100.00

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20.0% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2011. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E. SHARE OWNERSHIP

None of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 41.82% of our outstanding common shares directly and indirectly through its controlled entities. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. Approximately 58.18% of our total outstanding common shares are held by public shareholders, of which 29.16% and 29.02 % are owned by holders of H Shares and A Shares, respectively.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2011. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

As of December 31, 2011

		% of issued total	% of respective
Holders of A Shares and H Shares	Number of shares	share capital	share class
	(in millions)

Holders of A Shares
Chinalco (1)	5,655.38	41.82	59.03
China Cinda Asset Management Corporation Limited	800.76	5.92	8.36
China Construction Bank Corporation Limited	686.90	5.08	7.17
Other public holders of A Shares	2,437.48	18.02	25.44

Total A Shares	9,580.52	70.84	100.00

Holders of H Shares
Templeton Asset Management Ltd.	829.67	6.13	21.04
Blackrock, Inc.(2)	295.41	2.18	7.49
Other H shares holders	2,818.89	20.84	71.74

Total H Shares	3,943.97	29.16	100.00

Total	13,524.49	100.00

(1)

Including 5,214,407,195 A Shares held directly by Chinalco, 350,237,795 A Shares held by Baotou Group, 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum and Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant. Baotou Group, Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute and Shanxi Aluminum Plant are controlled by Chinalco.

(2)	Including 295,407,831 shares held by various corporations controlled by Blackrock, Inc.

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

To the best of our knowledge, as of December 31, 2011, all of the outstanding ADSs were held by 87 United States holders of record.

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder and therefore may not exercise its voting rights with respect to various matters related to our shares in a manner prejudicial to the interests of our other shareholders. See "Item 10. Additional Information - B. Memorandum and Articles of Association." In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the foregoing restrictions, the voting rights of our major holders of domestic and H Shares are identical to those of any other holders of the same class of shares. Holders of domestic shares and H Shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Other than the foregoing, holders of H Shares and domestic shares are entitled to the same voting rights.

B. RELATED PARTY TRANSACTIONS

Connected Transactions under Hong Kong Listing Rules

Under the Listing Rules, transactions between connected persons and us, or connected transactions, generally must be reported to the Hong Kong Stock Exchange, announced to the public and/or approved by shareholders unless the foregoing requirement are waived by the Hong Kong Stock Exchange or exempted under the Listing Rules. Each year our independent non-executive directors must review our non-exempt continuing transactions and confirm that these transactions have been entered into:

(i)	in the ordinary and usual course of our business;

(ii)	the terms of the transactions are fair and reasonable as far as our shareholders are concerned;

(iii)

either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from (as appropriate) independent third parties; and

(iv)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of our shareholders as a whole.

Although the definition of connected transactions is not synonymous with the definition of related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy disclosure requirements under U.S. securities laws:

*	Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco;

*	Comprehensive Social and Logistics Service Agreement with Chinalco;

*	Mutual Supply Agreement with Chinalco;

*	Mineral Supply Agreement with Chinalco;

*	Land Use Rights Lease Agreement with Chinalco;

*	Building Lease Agreement with Chinalco;

*	Provision of Alumina and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement with Xinan Aluminum;

*	Joint venture agreement to establish Shanxi Jiexiu;

*	Framework agreement for aluminum products fabrication services with Chinalco;

*	Financial services agreement with Chinalco Finance Co., Ltd;

*	Acquisition of 9.5% interest in China Aluminum International Trading Co., Ltd.; and

*	Counter guarantee to Chinalco.

Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco

The Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco dated November 5, 2001 has been extended to December 31, 2012. Pursuant to this agreement, Chinalco will provide certain engineering, construction and supervisory services to us at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited. The annual cap for the continuing connected transactions under this agreement was set at RMB12,200 million for 2009. On November 13, 2009, our shareholders increased the annual caps of this agreement to RMB13,500.0 million, RMB14,900.0 million (US$2,367.4 million) and RMB16,400.0 million for 2010, 2011 and 2012, respectively.

Comprehensive Social and Logistics Service Agreement with Chinalco

We have entered into a Comprehensive Social and Logistics Services Agreement with Chinalco to receive a broad range of social and logistics services including education and schooling, public transportation and property management. In 2009, our shareholders approved the increase in the annual cap for this agreement to reflect our growing demand for the social and logistics services provided under this agreement as our business expands and Chinalco's expected increase in costs associated with providing these services.

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

This Mutual Supply Agreement dated July 1, 2001 has been extended to December 31, 2012. For 2009, 2010, 2011 and 2012, the annual cap on sales by us to Chinalco is RMB7,300 million, RMB9,500.0 million, RMB10,500.0 million (US$1,668.3 million) and RMB11,500.0 million, respectively, and the annual cap on the purchases by us from Chinalco is RMB3,800 million, RMB4,450.0 million, RMB4,900.0 million (US$778.5 million) and RMB5,200.0 million, respectively.

Mineral Supply Agreement with Chinalco

We entered into a Mineral Supply Agreement with Chinalco on November 5, 2001, which has been extended every three years since then. Pursuant to this agreement, Chinalco provides us bauxite and limestone from several mines that it operates. Chinalco also purchases bauxite and limestone from other mines that it jointly operates with third parties and re-sell such bauxite and limestone to us at cost.

Land Use Rights Lease Agreement with Chinalco

On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the lease of 459 parcels of land covering an aggregate area of approximately 61.9 million square meters and spanning across eight provinces in the PRC. This agreement is for a term of 50 years expiring on June 30, 2051. The annual rent paid to Chinalco in 2009, 2010 and 2011 was approximately RMB690 million, RMB572 million and RMB603 million (US$95.8 million), respectively.

The cap for annual rental of the land use rights in connection with the leased properties was RMB1 billion, RMB1.1 billion and RMB1.2 billion for 2009, 2010 and 2011, respectively.

Building Lease Agreement with Chinalco

We entered into the Building Lease Agreement with Chinalco on November 5, 2001 for a term of 20 years expiring on June 30, 2020. At our special general meeting held on February 27, 2007, our shareholders approved to aggregate the rental payable to Chinalco under this agreement and apply for an aggregate annual cap of RMB100 million, RMB110 million and RMB110 million for 2009, 2010 and 2011, respectively.

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

On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. The annual rent amounts to RMB61.6 million, determined according to the prevailing market rate. On October 15, 2008, we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008. Under the renewed tenancy agreement the aggregated gross floor area we lease was increased to 30,187.9 square meters for an annual rent of RMB61.7 million payable each six months. In 2011, we paid RMB62 million (US$9.9 million) under the renewed tenancy agreement.

Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement between us and Xinan Aluminum

Xinan Aluminum (including its subsidiaries and associates) purchases products from us and provides products and services to us. Xinan Aluminum is our connected person because it is a substantial shareholder of one of our subsidiaries, Chalco Southwest Aluminum. We entered into the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum on October 20, 2008, which was effective until December 31, 2009. The annual cap for our sales to Xinan Aluminum for 2008 and 2009 was RMB9,000 million and RMB7,000 million, respectively, while our purchase from Xinan Aluminum was RMB4,600 million and RMB4,000 million, respectively. On December 30, 2009, our shareholders approved the extension of the term of this agreement to December 31, 2012 and set the annual cap on sales by us at RMB8,000.0 million, RMB8,500.0 million (US$1,350.5 million) and RMB9,000.0 million, respectively, for 2010, 2011 and 2012 respectively and the annual cap on the purchases by us at RMB4,200.0 million, RMB4,800.0 million (US$762.6 million) and RMB5,200.0 million respectively. In 2010 and 2011, our total sales to Xinan Aluminum amounted to RMB4,453 million and RMB4,850 million (US$771 million), respectively, and our total purchases from Xinan Aluminum amounted to RMB2,473 million and RMB2,195 million (US$649 million), respectively.

Joint venture agreement to establish Shanxi Jiexiu

In January 2011, we established Shanxi Jiexiu with Luxin Company, Shanxi Aluminum Plant, a subsidiary of Chinalco, and three individuals to integrate coal resources in Shanxi Province by investing in and reorganizing five coal mining companies in the Jiexiu area, Shanxi Province. We and Shanxi Aluminum Plant held approximately 34% and 16%, respectively, of the equity interest in Shanxi Jiexiu upon its establishment. The remaining equity interest was held by Luxin Company and the other investors, who are independent of and not related to us. As Shanxi Aluminum Plant is the subsidiary of Chinalco, our controlling shareholder, the establishment of Shanxi Jiexiu by us and Shanxi Aluminum Plant constitutes a connected transaction. In April 2012, the shareholders of Shanxi Jiexiu adjusted their shareholding percentages and capital contributions. After the adjustment, the equity interest held by Shanxi Aluminum Plant was reduced from 16% to 15%, while our equity interest in Shanxi Jiexiu remains at 34%. The amount of our capital contribution was increased from the original RMB537 million to RMB692 million (US$110 million). As of the date of this annual report, we contributed RMB610 million (US$96.9 million) in cash. As of the date of this annual report, Shanxi Jiexiu has not commenced commercial operation.

Framework agreement for aluminum products fabrication services with Chinalco

Shandong Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to our Shandong branch since 2009. In addition, Qinghai Aluminum Co., Ltd., a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to Chalco Ruimin since 2010. In 2009, 2010 and 2011, an aggregate of approximately RMB51 million, RMB138 million and RMB214 million (US$34.0 million) was paid by our relevant branch and subsidiary to these two subsidiaries of Chinalco for the provision of aluminum fabrication services. To better regulate the aluminum products fabrication services to be provided by Chinalco, we and Chinalco executed a framework agreement on provision of aluminum products fabrication services by Chinalco on February 28, 2011. This agreement is for a term of two years starting from January 1, 2011. The annual cap for aluminum products fabrication services to be provided by the subsidiaries of Chinalco to our relevant branch and subsidiary is approximately RMB240 million(US$38.1 million) for each year.

Financial Services Agreement with Chinalco Finance

On August 26, 2011, we entered into a Financial Services Agreement with Chinalco Finance Co., Ltd. ("Chinalco Finance"). Chinalco Finance is a wholly owned subsidiary of Chinalco and is a non-banking financial institution legally established with the approval of the China Banking Regulatory Commission. Chinalco Finance is engaged in providing corporate financial services. Pursuant to the Financial Services Agreement, Chinalco Finance has agreed to provide us with deposit services, credit services and miscellaneous financial services. Upon the signing of the Financial Services Agreement by both parties and completion of the relevant legal process, the Agreement is valid for a term of one year.

Pursuant to the Financial Services Agreement, we have the right to choose the financial institution for financial services and the financial institution for deposit services and loan services as well as the amounts of loans and deposits with reference to our own needs. Chinalco Finance undertakes that the terms for the provision of financial services to us at any time was no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of our group or those of the same type of financial services that may be provided to us by other financial institutions. During the term of the Financial Services Agreement, the maximum daily balance (including accrued interests) of our Group on the settlement of account in Chinalco Finance must not exceed RMB2.8 billion(US$0.4 billion). In addition, during the term of the Financial Services Agreement, the credit facility limit to be provided by Chinalco Finance to us must not exceed RMB5 billion (US$0.8 billion) (including accrued interests). As of December 31, 2011, we have deposits with Chinalco Finance amounting to RMB261 million (US$41 million). For the year ended December 31, 2011, we paid RMB771 million (US$122 million) to Chinalco Finance for its financial services provided to us.

Acquisition of 9.5% interest in China Aluminum International Trading Co., Ltd.

In compliance with the relevant laws and regulations on transfer of state-owned properties in the PRC, China Aluminum Development Limited ("CAD"), a subsidiary of Chinalco, listed the 9.5% of the equity interest held by it in China Aluminum International Trading Co., Ltd ("CIT"), in which we held 90.5% of the equity interest, for open bidding on China Beijing Equity Exchange Group. On December 21, 2010, we submitted a bid for the 9.5% CIT equity interest for RMB115,346,929, and won the bid. Upon approval by the shareholders at the 2010 annual general meeting, we as the purchaser and CAD as the vendor entered into the relevant equity transfer agreement. Pursuant to the equity transfer agreement, CAD is entitled to the profit generated by CIT between the agreed valuation benchmark dates and respective equity transfer dates. Accordingly, we paid to CAD an additional amount of RMB45 million on February 14, 2012. Upon completion of the acquisition of the 9.5% of the equity interest in CIT in June 2011, CIT became a wholly owned subsidiary of our Company.

Counter Guarantee to Chinalco

Upon consideration at the 2010 annual general meeting convened on May 31, 2011, the shareholders approved the grant of a counter guarantee to Chinalco in respect of the guarantee provided by Chinalco in favor of Rio Tinto in the Simandou iron ore project in Guinea.

We provide the following additional information on material related party transactions during the periods indicated:

Year Ended December 31,

2009(1)	2010	2011	2011

RMB	RMB	RMB	US$
(in thousands)

Sales of materials and finished goods to:
Chinalco Group (1)	2,792,167	6,101,643	5,618,282	892,655
Jointly-controlled entities	-	-	7,596	1,207
Associates	396	-	5,983	951
Other related parties	3,638,739	4,452,683	4,835,662	768,309
Provision of products processing service to
Other related parties	-	-	13,969	2,219
Provision of utility services to:
Chinalco Group	350,744	340,857	347,917	55,278
Other related parties	1,510	-	453	72
Provision of engineering, construction
and supervisory services by:
Chinalco Group	4,947,307	3,503,363	3,259,624	517,902
Other related parties	19,740	5,894	22,681	3,604
Purchase of key and auxiliary materials
and finished goods from:
Chinalco Group	2,705,653	4,556,204	1,785,053	283,616
Jointly-controlled entities	911,462	1,321,202	1,499,136	238,189
Associates	4,665	1,458	39	6
Other related parties	2,595,829	2,483,173	2,195,191	348,781
Provision of social services and
logistics services by:
Chinalco Group	502,999	264,049	281,956	44,798
Jointly-controlled entities	-	-	-	-
Other related parties	5,565	475	624	99
Provision of utilities services by:
Chinalco Group	212,312	171,371	130,112	20,673
Other related parties	73,369	100,952	145,778	23,162
Rental expenses for land use rights and
buildings charged by Chinalco Group	762,278	643,432	665,105	105,675
Commission processing by Chinalco
Group and its subsidiaries	50,687	137,601	213,553	33,930
Disposal of an available-for-sale investments to Chinalco	-	164,697	-	-
Acquisition of non-controlling interest from a fellow subsidiary	-	-	160,271	25,464
Borrowing from a fellow subsidiary	-	-	500,000	79,442
Interest expense on borrowing from a fellow subsidiary	-	-	4,009	637
Entrusted loan/shareholder's loan to:

A jointly controlled entity	-	-	605,041	96,131
Other related parties	-	-	63,665	10,115
Interest income on entrusted loan/shareholder's loan to
A jointly controlled entity	-	-	4,361	693
Other related parties	-	-	1,140	181

(1)	For purpose of this table, the Chinalco Group refers to Chinalco, its subsidiaries (other than us) and associates.

Guarantees

In 2004, we and Shanxi Aluminum Plant Subbranch, China Construction Bank, entered into a guarantee contract, pursuant to which the Company provided joint liability guarantee for the eight-year loan of RMB1.12 billion made to Shanxi Huaze, a subsidiary controlled by us. The guarantee will expire following two years upon the expiry of the debt performance period under the principal contract. As of March 31, 2012, the outstanding balance of the loan was RMB0.42 billion.

On July 29, 2011, we entered into a joint development agreement with Rio Tinto and Rio Tinto Atlantic for the development and operation of the Simandou Project in west Africa. Pursuant to the Joint Development Agreement, Chinalco guarantees to the joint venture the performance by us of all our obligations under the Simandou joint development agreement. We, in consideration of Chinalco's guarantee, granted Chinalco a counter guarantee by way of credit security and with a term of the counter guarantee contemporaneous with performance period of the joint development agreement. Resolutions relating to the provision of counter guarantee for the guarantee provided by Chinalco in respect of the Simandou Project were approved by our Board on October 25, 2011 and by the shareholders at the 2011 annual general meeting on May 31, 2011, respectively.

The table below sets forth information on guarantees with certain related parties in 2011, which were made for working capital and capital investment purposes.

				Largest Amount	Amount
				Outstanding	Outstanding as
	Guarantor	Guarantee	Interest Rate	in 2011	of March 31,2012
				(RMB)	(RMB)

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	The Company	Shanxi Huaze	5.940%	100,000,000	0

Long	The Company	Shanxi Huaze	5.940%	50,000,000	50,000,000

Long	The Company	Shanxi Huaze	5.940%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	5.940%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	5.940%	100,000,000	100,000,000

Long	The Company	Shanxi Huaze	6.120%	70,000,000	70,000,000

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	The Company	Shanxi Huaze	5.940%	100,000,000	0

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	The Company	Shanxi Huaze	5.940%	50,000,000	0

Long	Lanzhou Aluminum Factory	Lanzhou Branch	3.550%	32,000,000	28,000,000

Long	Lanzhou Aluminum Factory	Xibeilv Branch	2.550%	4,200,000	3,600,000

Long	Chinalco	Henan Aluminum	6.120%	92,000,000	74,000,000

Long	Chinalco	Henan Aluminum	6.345%	94,000,000	76,000,000

Long	Chinalco	Henan Aluminum	6.400%	90,000,000	20,000,000

Long	Chinalco	Henan Aluminum	6.345%	50,000,000	50,000,000

Long	Chinalco	Henan Aluminum	6.345%	100,000,000	100,000,000

Long	Chinalco	Henan Aluminum	5.940%	50,000,000	50,000,000

Long	Chinalco	Henan Aluminum	6.120%	68,380,000	68,380,000

Long	Chinalco	Henan Aluminum	6.345%	164,257,691	68,518,599

Long	China Nonferrous Metals Technology	Henan Aluminum	6.345%	37,084,755	15,469,567

Long	Chinalco	Henan Aluminum	6.345%	300,000,000	300,000,000

Long	Chinalco	Henan Aluminum	6.345%	148,250,000	148,250,000

Long	Chinalco	Henan Aluminum	6.210%	100,000,000	0

Long	Chinalco	Henan Aluminum	6.210%	100,000,000	0

Long	Chinalco	Henan Aluminum	6.120%	46,900,000	23,500,000

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.760%	100,000	0

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.346%	100,000	100,000

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.346%	100,000	100,000

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	5.346%	49,700,000	49,700,000

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	3.523%	29,802,150	0

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	3.523%	29,802,150	0

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	3.523%	6,622,700	6,289,100

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	3.523%	23,179,450	22,011,850

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	3.523%	29,802,150	28,300,950

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	3.523%	29,802,150	28,300,950

Long	Chinalco	Chalco Southwest Aluminum Cold Rollings	3.523%	29,802,150	28,300,950

Long	The Company	Chalco Trading	2.500%	308,914,854	309,126,051

Long	The Company	Chalco Trading	2.500%	308,914,854	309,126,051

Long	The Company	Chalco Trading	2.500%	308,914,854	309,126,051

Long	The Company	Chalco Trading	2.688%	308,914,854	309,126,051

Long	The Company	Chalco Trading	2.625%	308,914,854	309,126,051

Short	Chinalco	Henan Aluminum	6.310%	60,000,000	0

Short	Chinalco	Henan Aluminum	6.310%	70,000,000	0

Short	Chinalco	Henan Aluminum	6.310%	70,000,000	0

Short	Chinalco	Henan Aluminum	5.576%	50,000,000	0

Short	Chinalco	Henan Aluminum	5.679%	200,000,000	0

Short	Chinalco	Henan Aluminum	5.679%	100,000,000	0

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	0

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	0

Short	Chinalco	Henan Aluminum	5.310%	60,000,000	0

Short	Chinalco	Henan Aluminum	5.679%	100,000,000	0

Short	Chinalco	Henan Aluminum	4.779%	50,000,000	0

Short	Chinalco	Henan Aluminum	5.679%	100,000,000	0

Short	Chinalco	Henan Aluminum	6.310%	50,000,000	0

Short	Chinalco	Henan Aluminum	6.310%	50,000,000	0

Short	Chinalco	Henan Aluminum	6.310%	30,000,000	0

Short	Chinalco	Henan Aluminum	6.941%	40,000,000	0

Short	Chinalco	Henan Aluminum	6.560%	60,000,000	0

Short	Chinalco	Henan Aluminum	6.560%	50,000,000	0

Short	Chinalco	Henan Aluminum	6.560%	80,000,000	0

Short	Chinalco	Henan Aluminum	6.560%	60,000,000	0

Short	Chinalco	Henan Aluminum	6.560%	60,000,000	0

Short	Chinalco	Henan Aluminum	6.101%	60,000,000	50,000,000

Short	Chinalco	Henan Aluminum	6.560%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	6.560%	10,000,000	10,000,000

Short	Chinalco	Henan Aluminum	6.363%	50,000,000	0

Short	Chinalco	Henan Aluminum	6.363%	50,000,000	0

Short	Chinalco	Henan Aluminum	6.363%	50,000,000	0

Short	Chinalco	Henan Aluminum	6.560%	200,000,000	200,000,000

Short	Chinalco	Henan Aluminum	6.560%	100,000,000	100,000,000

Short	Chinalco	Henan Aluminum	6.560%	200,000,000	200,000,000

Short	Chinalco	Henan Aluminum	6.888%	50,000,000	50,000,000

Short	Chinalco	Henan Aluminum	6.888%	70,000,000	70,000,000

Short	Chinalco	Henan Aluminum	6.888%	70,000,000	70,000,000

Short	Chinalco	Henan Aluminum	6.888%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	7.216%	40,000,000	40,000,000

Short	Chinalco	Henan Aluminum	6.888%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	6.888%	80,000,000	80,000,000

Short	Chinalco	Henan Aluminum	6.626%	60,000,000	60,000,000

Short	Chinalco	Henan Aluminum	6.626%	0	70,000,000

Short	Chinalco	Henan Aluminum	6.889%	0	60,000,000

Short	Chinalco	Henan Aluminum	6.889%	0	50,000,000

Short	Chinalco	Henan Aluminum	6.889%	0	50,000,000

Short	Chinalco	Henan Aluminum	6.889%	0	50,000,000

Short	The Company	Chalco Trading	2.500%	315,045,000	314,715,000

Loans

The table below sets forth information on loans with certain related parties in 2011, which were made for working capital and capital investment purposes.

			Largest Amount	Amount Outstanding
Lender	Borrower	Interest Rate	Outstanding in 2011	as of March 31, 2012

			(RMB)	(RMB)

The Company	Fushun Aluminum	5.310%	228,000,000	228,000,000
The Company	Fushun Aluminum	5.310%	100,000,000	-
The Company	Fushun Aluminum	5.310%	137,000,000	-
The Company	Henan Aluminum	5.229%	285,000,000	285,000,000

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

B. SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements which is included in this annual report.

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

The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on the New York Stock Exchange and the Hong Kong Stock Exchange:

NYSE	Hong Kong Stock Exchange

Calendar Period	High	Low	High	Low

(US$ per ADS)	(HK$ per H Share)

2007	90.95	21.50	26.35	6.60
2008	49.75	7.31	16.12	2.17
2009	32.79	9.91	10.36	3.15
2010	34.27	18.03	10.66	5.66
First Quarter	34.27	22.77	10.66	7.11
Second Quarter	28.88	18.03	9.09	5.82
Third Quarter	24.77	18.18	7.84	5.66
Fourth Quarter	26.80	22.08	8.30	6.71
2011	25.88	10.34	7.98	3.20
First Quarter	25.88	22.71	7.98	7.00
Second Quarter	24.89	19.70	7.80	6.22
Third Quarter	22.05	10.41	6.83	3.39
Fourth Quarter	15.29	10.34	4.90	3.20
October	15.29	10.39	4.90	3.20
November	14.97	10.91	4.68	3.40
December	12.46	10.34	3.90	3.25
2012
First Quarter	13.88	10.77	4.45	3.22
January	13.61	10.77	4.17	3.22
February	13.88	12.08	4.45	3.70
March	13.69	11.54	4.28	3.62
April (through April 26), 2012	12.61	11.37	3.93	3.60

Note:	Effective October 2006, our ADS ratio was changed from one ADS representing 100 H Shares to one ADS representing 25 H Shares.

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

98

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

C. MATERIAL CONTRACTS

For the two years immediately preceding the date of this annual report, we have not entered into any additional material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company - History and Development of the Company" and "Item 7. - Major Shareholders and Related Party Transactions - B. Related Party Transactions."

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

Since 1994, the conversion of Renminbi into HK and U.S. dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The PBOC allows the Renminbi to rise or fall 1% from a mid-point every day, effective April 16, 2012, compared with its previous 0.5% limit. The People's Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or HK dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

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

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies to a domestic individual are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council of China or reduced by an applicable tax treaty. The PRC State Administration of Taxation issued the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45, under which Hong Kong residents will generally be subject to a dividend withholding tax of 10% pursuant to the arrangement for the avoidance of double taxation signed between the PRC and Hong Kong.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year beginning prior to January 1, 2013 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income PFIC rules (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2012 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "- Passive Foreign Investment Company."

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2012 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the H Shares or ADSs, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

For taxable years beginning after March 18, 2010, legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the H Shares or ADSs.]

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H Shares or ADSs held by you.

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at a maximum rate of 15% for individuals.

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H Shares) acquired and held as investment assets. However, if a person carries on a business in Hong Kong that includes trading and dealing in securities, and derives trading gains from that or business from Hong Kong sources, Hong Kong profits tax will be payable. Gains from sales of H Shares effected on the Hong Kong Stock Exchange are considered to be from a Hong Kong source for this purpose. The source of gains from off exchange transactions is less clear and, generally, will depend on whether the purchase and sale contracts were negotiated and, in substance, concluded. Tax exemption will apply for certain classes of taxpayers, including non-residents who do not otherwise carry on business in Hong Kong, subject to compliance with various other requirements.

The Hong Kong tax position with respect to gains from the disposal of ADSs is similar. However, no Hong Kong tax will apply on trading gains arising from the sale of ADSs where the purchase and sale were effected on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H Shares. Stamp duty is charged at the total rate of 0.2% of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for the full payment of such stamp duty.

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

H. DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file an annual report under Form 20-F no later than four months after the close of each of our fiscal years, which is December 31, for fiscal years ended after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC's public reference room located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR filing system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders of ours are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

With regard to receivables, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. We perform periodic credit evaluations of our customers and believe that adequate provisions for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. In 2011, we entered into an agreement with Jiexiu Coal to provide a three year entrusted loan to Jiexiu Coal totaling to RMB1,000 million. Pursuant to the Agreement, the 51% equity interest of Jiexiu Coal held by Shanxi Province Jiexiu Luxin Coal Gas Co. Ltd, is pledged as collateral for this entrusted loan. As of December 31, 2011, RMB300 million was provided to Jiexiu Coal. We do not hold any other collateral as security for these receivables.

As of December 31, 2010 and 2011, none of the customers individually accounted for more than 10% of our total revenues Therefore, we are not exposed to any significant concentration of credit risk.

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

As of December 31, 2011, we had certain foreign currency denominated loans with principal amount of RMB47 million (US$7.5 million) in Japanese Yen, RMB2,628 million (US$417.5 million) in U.S. dollars and RMB6 million (US$1.0 million) in Euro. In addition, our foreign currency denominated short-term bank deposits amounted to RMB327.9 million (US$52.1 million), of which RMB296.9 million (US$47.2 million) was denominated in U.S. dollars, RMB6.4 million (US$1.0 million) was denominated in Australian dollars, RMB18.2 million (US$2.9 million) was denominated in HK dollars and RMB6.4 million (US$1.0 million) was denominated in Euros. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated trade and notes receivable.

As of December 31, 2011, if RMB had appreciated by 5% against US dollar with all other variables held constant, profit for the year would have been approximately RMB101 million higher, mainly as a result of foreign exchange gains on translation of US dollar-denominated borrowings. Profit is more sensitive to fluctuations in the exchange rate between RMB and US dollar in 2011 than 2009 and 2010, mainly due to the increase in US dollar-denominated borrowings.

As the assets and liabilities denominated in foreign currencies other than US dollar are minimal relative to our total assets and liabilities, our directors are of the opinion that we are not exposed to any significant foreign currency risk arising from such foreign currency denominated assets and liabilities as of December 31, 2009, 2010 and 2011.

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

The table below sets forth information about our interest rate sensitive financial instruments, including debt instruments denominated in foreign currency that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited statement of financial position and Note 21 to our audited consolidated financial statements.

Expected Maturity

Fair
2012	2013	2014	2015	2016	Thereafter	Total	value
(RMB in thousand)

Short-term loans:

Fixed rate (RMB)	31,435,575	-	-	-	-	-	31,435,575	31,435,575
Average interest rate	5.67%
Fixed rate (US$)	881,275	-	-	-	-	-	881,275	881,275
Average interest rate	2.41%
Fixed rate (EURO)	5,944	-	-	-	-	-	5,944	5,944
Average interest rate	4.91%

Short-term bonds:

Fixed rate (RMB)	10,000,000	-	-	-	-	-	10,000,000	10,000,000
Average interest rate	5.00%

Long-term loans:

Fixed rate (Japanese Yen)	3,144	3,255	3,255	3,255	3,255	30,999	47,163	55,289
Average interest rate	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%
Variable rate (RMB)	4,132,976	6,257,209	6,576,066	2,361,584	1,003,926	1,304,600	21,636,361	21,636,361
Average interest rate	5.79%	5.81%	5.74%	5.57%	5.47%	5.40%
Variable rate (US$)	28,354	28,354	1,572,928	72,611	44,682	-	1,746,929	1,746,929
Average interest rate	2.08%	2.01%	2.20%	5.16%	5.88%	-

Medium-term notes and long-term bonds:

Fixed rate (RMB)	-	5,000,000	7,000,000	2,000,000	800,000	2,000,000	16,800,000	16,448,844
Average interest rate	-	4.92%	6.12%	4.27%	6.85%	4.64%

Note:	Data in Renminbi equivalents

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

We use mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in primary aluminum prices. We have policy in place which limits the total quantity of primary aluminum related to these futures and option contracts to 30% of the our annual production or 50% of our committed purchase or sales for our trading business. As of December 31, 2011, the fair value of outstanding future contracts amounting to RMB3.9 million and RMB1.8 million was recognized in financial assets and liabilities at fair value through profit or loss respectively. And the fair value of outstanding option contracts amounting to RMB0.5 million was recognized in financial liabilities at fair value through profit or loss.

The fair value of futures contracts are based on quoted market prices. As of December 31, 2010 and 2011, our position in futures contracts was as follows:

As of December 31, 2010	As of December 31, 2011

		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity

		RMB'000	RMB'000	RMB'000			RMB'000	RMB'000	RMB'000

Futures Contracts:
Primary aluminum
-Short	34,305	562,569	571,118	(8,549)	January to	1,825	29,302	29,182	120	January 2012
					November 2011
-Long	1,000	16,557	16,790	233	March 2011	60,890	935,633	938,518	2,885	Jan-Jun 2012

Zincum
-Long	-	-	-	-	N/A	3,900	58,284	57,528	(756)	Mar-Apr 2012
Copper
-Short	675	47,829	47,547	282	January 2011	2900	160,407	160,544	(137)	Feb 2012

		626,955	635,455	(8,034)			1,183,626	1,185,772	2,112

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

The Bank of New York Mellon, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program. From January 1, 2011 to April 1, 2012, we received from the depositary reimbursements of US$297,840.5, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal controls over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2011, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers served as our independent auditor for the fiscal year ended December 31, 2011. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,

2010	2011

(RMB in thousands)

Audit fees(1) and audit-related fees(2)	16,430	16,671

(1)	"Audit fees" represents fee obtained from annual audit work.

(2)

"Audit-related fees" represents fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit fees".

Our audit committee pre-approves all audit and non-audit services performed by our principal accountants, including the services provided by PricewaterhouseCoopers for the year ended December 31, 2011.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2011.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)	Change of Principal Accountant

On March 16, 2012, our Board resolved, as recommended by our audit committee, to propose change in our independent registered public accounting firm, PricewaterhouseCoopers, after the completion of the audit of the consolidated financial statements for the year ended December 31, 2011, which refers to the close of our forthcoming 2011 annual general meeting, due to the relevant regulations issued by the Ministry of Finance of the PRC and the SASAC in December 2011. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. As a result, PricewaterhouseCoopers will not offer themselves for re-appointment at the 2011 annual general meeting to be held in June 2012.

The reports of PricewaterhouseCoopers on our consolidated financial statements for the past two fiscal years did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through April 27, 2012, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused it to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through April 27, 2012, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term "reportable event" means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to PricewaterhouseCoopers and requested that PricewaterhouseCoopers furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers addressed to the SEC, dated April 27, 2012, is filed as Exhibit 15.1.

(b)	Engagement of New Principal Accountant

On March 16, 2012, our Board resolved, as recommended by our audit committee, to propose to appoint Ernst & Young as our independent registered public accounting firm, which is subject to the approval of shareholders at our forthcoming 2011 annual general meeting. During the two most recent fiscal years and through April 27, 2012, neither we nor anyone on our behalf consulted Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and we have not obtained any written report or oral advice that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement", as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Ernst & Young or a "reportable event" as described in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM16H. MINE SAFETY DISCLOSURE

As of the date of this annual report, we did not own or operate any mine in the United States. For details of the mining safety control of our bauxite mines in China, see "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Own Mines."

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description

8.1	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2011
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from PricewaterhouseCoopers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By: /s/ XIONG Weiping

Name: XIONG Weiping
Title: Chief Executive Officer

Date: April 27, 2012

Report of Independent Registered Public Accounting Firm

To the shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together the "Group") at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, 2010 and 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

By: /s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong, April 27, 2012

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

As of December 31,

		2010	2011	2011
	Note	RMB'000	RMB'000	USD'000

ASSETS

Non-current assets
Intangible assets	6	3,033,875	4,148,770	659,173
Property, plant and equipment	7	90,778,672	93,775,373	14,899,406
Land use rights and leasehold land	8	2,180,946	2,558,312	406,475
Investments in jointly controlled entities	9(a)	990,568	1,457,229	231,530
Investments in associates	9(b)	1,212,608	2,492,586	396,032
Available-for-sale investments	10	44,878	44,878	7,130
Deferred income tax assets	11	1,410,781	1,517,339	241,081
Other non-current assets	12	304,199	1,169,962	185,889
Non-current assets held for sale	13	40,965	-	-

		99,997,492	107,164,449	17,026,716

Current assets
Non-current assets held for sale	13	621,705	897,031	142,524
Inventories	14	21,780,047	24,124,379	3,832,978
Trade and notes receivable	15	3,269,973	5,631,765	894,797
Other current assets	16	6,139,969	7,665,985	1,218,002
Financial assets at fair value through profit or loss		17,208	5,807	923
Restricted cash and time deposits	17	512,935	1,053,435	167,374
Cash and cash equivalents	17	8,982,710	10,591,306	1,682,789

		41,324,547	49,969,708	7,939,387

Total assets		141,322,039	157,134,157	24,966,103

EQUITY

Equity attributable to equity holders of the Company
Share capital	18	13,524,488	13,524,488	2,148,825
Other reserves	19	19,553,623	19,714,708	3,132,352
Retained earnings		18,502,681	18,586,803	2,953,145

		51,580,792	51,825,999	8,234,322
Non-controlling interests		5,606,063	6,328,687	1,005,527

Total equity		57,186,855	58,154,686	9,239,849

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
As of December 31, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

As of December 31,

		2010	2011	2011
	Note	RMB'000	RMB'000	USD'000

LIABILITIES

Non-current liabilities
Borrowings	20	27,723,867	35,968,526	5,714,823
Deferred income tax liabilities	11	-	4,456	708
Other non-current liabilities	21	677,770	646,091	102,654

		28,401,637	36,619,073	5,818,185

Current liabilities
Financial liabilities at fair value through profit or loss		8,559	2,280	361
Borrowings	20	41,719,869	46,737,845	7,425,896
Other payables and accrued expenses	22	7,533,069	7,168,325	1,138,932
Trade and notes payable	23	6,376,342	8,401,310	1,334,834
Current income tax liabilities		95,708	50,638	8,046

		55,733,547	62,360,398	9,908,069

Total liabilities		84,135,184	98,979,471	15,726,254

Total equity and liabilities		141,322,039	157,134,157	24,966,103

Net current liabilities		(14,409,000)	(12,390,690)	(1,968,682)

Total assets less current liabilities		85,588,492	94,773,759	15,058,034

The accompanying notes are an integral part of these financial statements.

Approved and authorized for issue by the Board of Directors on April 27, 2012.

/s/	Xiong Weiping	/s/	Liu Caiming

Director	Director

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

For the year ended December 31,

		2009	2010	2011	2011
	Note	RMB'000	RMB'000	RMB'000	USD'000

Revenue	5	70,268,005	120,994,847	145,874,433	23,177,113
Cost of sales	25	(69,079,446)	(113,349,941)	(138,111,367)	(21,943,686)

Gross profit		1,188,559	7,644,906	7,763,066	1,233,427

Selling and distribution expenses	26(a)	(1,264,920)	(1,573,301)	(1,622,788)	(257,835)
General and administrative expenses	26(b)	(2,956,506)	(2,623,740)	(2,779,429)	(441,607)
Research and development expenses		(177,756)	(164,235)	(218,026)	(34,641)
Impairment loss on property, plant and equipment	7	(623,791)	(701,781)	(279,750)	(44,448)
Other income	27(a)	151,142	328,853	185,501	29,473
Other gains, net	27(b)	403,836	491,024	538,033	85,485

Operating (loss)/profit		(3,279,436)	3,401,726	3,586,607	569,854

Finance income	28	125,139	91,109	138,778	22,050
Finance costs	28	(2,262,964)	(2,586,293)	(3,432,352)	(545,346)
Share of (loss)/profit of jointly controlled entities	9(a)	(50,392)	233,784	122,262	19,425
Share of profit of associates	9(b)	77,056	240,028	402,701	63,983

(Loss)/profit before income tax		(5,390,597)	1,380,354	817,996	129,966
Income tax benefit/(expense)	31	711,003	(411,216)	(127,492)	(20,256)

(Loss)/profit for the year		(4,679,594)	969,138	690,504	109,710

Other comprehensive income/(loss), net of tax:
Reclassification of cumulated fair value changes		-	(1,155)	-	-
on available-for-sale investments upon disposal
Fair value changes on available-for-sale financial assets		(1,374)	-	-	-
Currency translation differences		115,427	40,833	(22,041)	(3,502)

Total other comprehensive income/(loss) for the year,		114,053	39,678	(22,041)	(3,502)
net of tax

Total comprehensive (loss)/income for the year		(4,565,541)	1,008,816	668,463	106,208

(Loss)/profit for the year attributable to:
Equity holders of the Company		(4,642,894)	778,008	237,974	37,810
Non-controlling interests		(36,700)	191,130	452,530	71,900

		(4,679,594)	969,138	690,504	109,710

Total comprehensive (loss)/income
for the year attributable to:
Equity holders of the Company		(4,528,309)	818,127	215,933	34,308
Non-controlling interests		(37,232)	190,689	452,530	71,900

		(4,565,541)	1,008,816	668,463	106,208

Basic and diluted (losses)/ earnings per share
for (loss)/ profit attributable to
the equity holders of the Company
during the year (expressed in RMB per share)	32	RMB(0.34)	RMB0.06	RMB0.02	USD0.0028

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves (Note 19)

			Other	Statutory		Currency	Investment
	Share	Share	capital	surplus	Special	translation	revaluation	Retained
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total
	(Note 18)			(Note 19)	(Note 19)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balance as of January 1, 2009	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

Comprehensive income/(loss)
Loss for the year	-	-	-	-	-	-	-	(4,642,894)	(4,642,894)	(36,700)	(4,679,594)

Other comprehensive
income/(loss):
Fair value changes on
available-for-sale financial
assets - gross	-	-	-	-	-	-	(992)	-	(992)	(626)	(1,618)
Fair value changes on
available-for-sale financial
assets - tax effect	-	-	-	-	-	-	150	-	150	94	244
Currency translation differences	-	-	-	-	-	115,427	-	-	115,427	-	115,427

Total other comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	-	114,585	(532)	114,053

Total comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	(4,642,894)	(4,528,309)	(37,232)	(4,565,541)

Transactions with owners:
Release of deferred government
subsidies	-	-	3,767	-	-	-	-	-	3,767	2,274	6,041
Acquisition of and capital injection
from non-controlling interests	-	(42,575)	-	-	-	-	-	-	(42,575)	55,648	13,073
Acquisition of subsidiaries
under common control	-	(37,755)	-	-	-	-	-	-	(37,755)	-	(37,755)
Other appropriation	-	-	-	-	18,111	-	-	-	18,111	-	18,111
Share of reserve of an associate	-	-	-	-	4,409	-	-	-	4,409	10,796	15,205
Dividends relating to 2008	-	-	-	-	-	-	-	-	-	(49,407)	(49,407)

Total transactions with owners	-	(80,330)	3,767	-	22,520	-	-	-	(54,043)	19,311	(34,732)

Balance as of December 31, 2009	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves (Note 19)

			Other	Statutory		Currency	Investment
	Share	Share	capital	surplus	Special	translation	revaluation	Retained
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total
	(Note 18)			(Note 19)	(Note 19)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balance as of January 1, 2010	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	-	778,008	778,008	191,130	969,138

Other comprehensive
income/(loss):
Reclassification of cumulated
fair value changes on
available-for-sale investments
upon disposal - gross	-	-	-	-	-	-	(851)	-	(851)	(519)	(1,370)
Reclassification of cumulated
fair value changes on
available-for-sale investments
upon disposal - tax effect	-	-	-	-	-	-	137	-	137	78	215
Currency translation differences	-	-	-	-	-	40,833	-	-	40,833	-	40,833

Total other comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	-	40,119	(441)	39,678

Total comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	778,008	818,127	190,689	1,008,816

Transactions with owners:
Release of deferred governmental
subsidies	-	-	88,769	-	-	-	-	-	88,769	4,259	93,028
Acquisition of non-controlling
interests	-	(1,366)	-	-	-	-	-	-	(1,366)	1,366	-
Capital injection from
non-controlling shareholders
of subsidiaries	-	-	-	-	-	-	-	-	-	203,100	203,100
Partial disposal of interest in
a subsidiary (Notes 2.2)	-	-	258,335	-	(806)	-	-	-	257,529	112,202	369,731
Appropriation of statutory
surplus reserve	-	-	-	68,325	-	-	-	(68,325)	-	-	-
Other appropriation	-	-	-	-	17,431	-	-	-	17,431	-	17,431
Share of reserve of an associate	-	-	357	-	(793)	-	-	-	(436)	(2,704)	(3,140)
Dividend relating to 2009	-	-	-	-	-	-	-	-	-	(83,268)	(83,268)

Total transactions with owners	-	(1,366)	347,461	68,325	15,832	-	-	(68,325)	361,927	234,955	596,882

Balance as of December 31, 2010	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	-	18,502,681	51,580,792	5,606,063	57,186,855

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves
(Note 19)

			Other	Statutory		Currency
	Share	Share	capital	surplus	Special	translation	Retained
	capital	premium	reserves	reserve	reserve	differences	earnings	Total
	(Note 18)			(Note 19)	(Note 19)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balance as of January 1, 2011	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	18,502,681	51,580,792	5,606,063	57,186,855

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	237,974	237,974	452,530	690,504

Other comprehensive loss:
Currency translation differences	-	-	-	-	-	(22,041)	-	(22,041)	-	(22,041)

Total other comprehensive loss	-	-	-	-	-	(22,041)	-	(22,041)	-	(22,041)

Total comprehensive (loss)/income	-	-	-	-	-	(22,041)	237,974	215,933	452,530	668,463

Transactions with owners:
Release of deferred governmental subsidies	-	-	165,716	-	-	-	-	165,716	11,834	177,550
Acquisition of non-controlling interests (Notes 2.2)	-	(791)	-	-	-	-	-	(791)	(159,480)	(160,271)
Acquisition of assets (Note 6)	-	-	-	-	-	-	-	-	477,197	477,197
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(659)	(659)
Other appropriation	-	-	-	-	14,267	-	-	14,267	84	14,351
Share of reserve of associates	-	-	-	-	3,934	-	-	3,934	11,343	15,277
Dividend relating to 2010	-	-	-	-	-	-	(153,852)	(153,852)	(70,225)	(224,077)

Total transactions with owners	-	(791)	165,716	-	18,201	-	(153,852)	29,274	270,094	299,368

Balance as of December 31, 2011	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

For the year ended December 31,

		2009	2010	2011	2011
	Note	RMB'000	RMB'000	RMB'000	USD'000

Net cash (used in)/generated from operating activities	34	(705,954)	7,103,859	2,489,756	395,582

Cash flows used in investing activities
Purchases of intangible assets	6	(14,618)	(7,099)	(80,244)	(12,749)
Purchases of property, plant and equipment		(9,597,274)	(8,325,947)	(8,552,718)	(1,358,890)
Purchases of land use rights and leasehold land		(260,670)	(2,937)	(107,981)	(17,156)
Proceeds from disposal of property, plant and equipment		38,503	233,007	80,421	12,778
Proceeds from partial disposal of a subsidiary		-	510,783	-	-
Payments of consideration in relation to acquisitions of
subsidiaries, net of cash acquired	2.2	(99,354)	-	(91,460)	(14,532)
Investment in a jointly controlled entity	9(a)	(34,001)	(71,325)	(140,000)	(22,244)
Transformation from a subsidiary to associate	9(b)	-	(23,601)	-	-
Investment in associates	9(b)	-	(748,650)	(816,965)	(129,803)
Investment income on financial products		-	-	22,854	3,631
Proceeds from disposal of available-for-sale investments	10	-	158,635	256	41
Payment of consideration in relation to acquisition of
non-controlling interests		-	-	(85,429)	(13,573)
Dividend received		-	-	102,393	16,269
Interest received		4,785	4,879	5,611	891
Decrease in time deposits		-	47,278	10,000	1,589
Proceeds from settlement of futures and option contracts, net	27(b)	458,041	203,237	550,863	87,523
Deposit for investment projects	16	-	(849,809)	(536,672)	(85,269)
Loans to related parties	35	-	-	(363,665)	(57,781)
Refund of deposit for an investment project	16	-	269,575	-	-
Governments grants/subsidies received		-	385,299	392,344	62,337
Others, net		27,395	(43,642)	(104,155)	(16,547)

Net cash used in investing activities		(9,477,193)	(8,260,317)	(9,714,547)	(1,543,485)

Cash flows generated from financing activities
Installment payment of shares and bonds issuance expenses		(62,000)	(30,000)	(21,000)	(3,337)
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs	20	-	12,694,000	17,733,500	2,817,569
Repayments of short-term bonds and medium-term notes		(5,000,000)	-	(15,700,000)	(2,494,479)
Drawdown of short-term and long-term loans		38,057,460	34,141,516	56,477,596	8,973,386
Drawdown/(repayments) of shareholder's loans, net		(456,270)	-	-	-
Repayments of short-term and long-term loans		(27,644,308)	(41,195,138)	(45,378,131)	(7,209,859)
Capital injection from non-controlling interests		13,073	203,100	-	-
Dividends paid by subsidiaries to non-controlling interests		(59,460)	(109,974)	(69,780)	(11,087)
Dividends paid to the equity holders of the Company		-	-	(153,852)	(24,445)
Interest paid		(3,271,782)	(2,985,951)	(4,045,880)	(642,824)

Net cash generated from financing activities		1,576,713	2,717,553	8,842,453	1,404,924

Net (decrease) / increase in cash and cash equivalents		(8,606,434)	1,561,095	1,617,662	257,021
Cash and cash equivalents at beginning of year	17	15,983,923	7,401,410	8,982,710	1,427,209
Exchange gains/(losses) on cash and cash equivalents		23,921	20,205	(9,066)	(1,441)

Cash and cash equivalents at end of year	17	7,401,410	8,982,710	10,591,306	1,682,789

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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

These financial statements are presented in Chinese Renminbi ("RMB") unless otherwise stated. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2011 have been translated into United States Dollars ("USD") at the noon buying rate in New York city on December 30, 2011 (as December 31, 2011 was a public holiday) for cable transfers in RMB by the Federal Reserve Bank of New York of USD1.00 = RMB6.2939. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rates on December 31, 2011, or at any other dates.

These consolidated financial statements have been approved for issue by the Board of Directors on April 27, 2012.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB"). In addition, these financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Companies Ordinance.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets and liabilities at fair value through profit or loss (including derivative instruments) and certain properties, plant and equipment, intangible assets and investments in subsidiaries were stated at deemed costs.

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
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

2.1.1	Going concern

As of December 31, 2011, the Group's current liabilities exceeded its current assets by approximately RMB12,391 million. The Board of Directors of the Company has considered the Group's available sources of funds including:

*

Unutilized banking facilities of approximately RMB42,749 million as of December 31, 2011 (Note 3), of which amounts totaling RMB35,045 million will be subject to renewal during the next 12 months from the date the Group's financial statements were approved. In February 2012, a bank confirmed in writing that it agreed to renew the banking facilities granted to the Company with unutilized banking facilities of approximately RMB11,180 million as of December 31, 2011 upon their expiration in November 2012. Additionally, the directors of the Company are confident that all banking facilities could be renewed upon their expiration based on the Group's past experience with its banks and its good credit standing;

*	The Group's expected net cash inflows from its operating activities in 2012; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

After making enquiries, the Board of Directors of the Company believes that the Group has adequate resources to continue operation for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board of Directors of the Company therefore continues to adopt the going concern basis in preparing these financial statements.

2.1.2	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2011, unless otherwise stated.

*	Amendment to IFRS 3, 'Business combinations' is effective for annual periods beginning on or after July 1, 2010.

(i)

Transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised IFRS: Clarifies that the amendments to IFRS 7, 'Financial instruments: Disclosures', IAS 32, 'Financial instruments: Presentation', and IAS 39, 'Financial instruments: Recognition and measurement', that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).

(ii)

Measurement of non-controlling interests: The choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree's net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS.

(iii)

Un-replaced and voluntarily replaced share-based payment awards: The application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

2.1.2	Changes in accounting policy and disclosures (Continued)

(a)	New and amended standards adopted by the Group (Continued)

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2011, unless otherwise stated. (Continued)

*

Amendment to IAS 34 'Interim financial reporting' is effective for annual periods beginning on or after January 1, 2011. It emphasizes the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. The change in accounting policy only results in additional disclosures.

*

Amendments to IAS 1, 'Presentation of financial statements'. The amendment was as a result of the May 2010 Improvements which is effective for financial year beginning January 1, 2011. The amendment confirms that entities may present either in the statement of changes in equity or within the notes, an analysis of the components of other comprehensive income by item. The adoption of amendments to IAS 1 did not result any significant impact to the Group.

*

IAS 27, 'Consolidated and separate financial statements' is effective for annual periods beginning on or after July 1, 2010. Clarifies that the consequential amendments from IAS 27 made to IAS 21, 'The effect of changes in foreign exchange rates', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', apply prospectively for annual periods beginning on or after 1 July 2009, or earlier when IAS 27 is applied earlier.

*

Amendments to IFRS 7, 'Financial instruments: disclosures'. The amendments were as a result of the May 2010 Improvements which is effective for financial year beginning January 1, 2011 and amendments on disclosure requirements of transfers of financial assets released in October 2010 which is effective for financial year beginning July 1, 2011, respectively. The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The amendments on transfers of financial assets clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Group. The adoption of amendments to IFRS 7 did not result any significant impact to the Group.

(b)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning January 1, 2011 and not early adopted.

*

IFRS 9 'Financial instruments' addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until January 1, 2015 but is available for early adoption. On the basis of financial assets and liabilities it has as of December 31, 2011, it is likely that the adoption will affect the Group's accounting for its financial assets. The Group will adopt IFRS 9 from January 1, 2015.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

2.1.2	Changes in accounting policy and disclosures (Continued)

(b)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning January 1, 2011 and not early adopted. (Continued)

*

Amendment to IFRS 7 'Disclosures - Transfers of financial assets' introduces new disclosure requirement on transfers of financial assets. Disclosure is required by class of asset of the nature, carrying amount and a description of the risks and rewards of financial assets that have been transferred to another party yet remain on the entity's balance sheet. The gain or loss on the transferred assets and any retained interest in those assets must be given. In addition, other disclosures must enable users to understand the amount of any associated liabilities, and the relationship between the financial assets and associated liabilities. The disclosures must be presented by type of ongoing involvement. For example, the retained exposure could be presented by type of financial instrument (such as guarantees, call or put options), or by type of transfer (such as factoring of receivables, securitizations or securities lending). The amendment is applicable to annual periods beginning on or after July 1, 2011 with early adoption permitted. The Group will adopt amendment to IFRS 7 from January 1, 2012.

*

Amendment to IAS 1 'Presentation of financial statements' changes the disclosure of items presented in other comprehensive income in the statement of comprehensive income. The amendment requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The title used by IAS1 for the statement of comprehensive income has changed to 'statement of profit or loss and other comprehensive income'. However IAS 1 still permits entities to use other titles. The amendment is applicable to annual periods beginning on or after July 1, 2012 with early adoption permitted. The Group will adopt amendment to IAS 1 from January 1, 2013.

*

Amendment to IAS 12, 'Income taxes' on deferred tax is effective for annual periods beginning on July 1, 2012. IAS 12, 'Income taxes', currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, 'Investment property'. This amendment therefore introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, 'Income taxes - recovery of revalued non-depreciable assets', will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn.

*

Amendment to IAS 19, 'Employee benefits' is effective for annual periods beginning on or after January 1, 2013. These amendments eliminate the corridor approach and calculate finance costs on a net funding basis.

*

IAS 27 (revised 2011), 'Separate financial statements' is effective for annual periods beginning on or after January 1, 2013. IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

2.1.2	Changes in accounting policy and disclosures (Continued)

(b)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning January 1, 2011 and not early adopted. (Continued)

*

IAS 28 (revised 2011), 'Associates and joint ventures' is effective for annual periods beginning on or after January 1, 2013. IAS 28 (revised 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

*

IFRS 10 'Consolidated financial statements' replaces all of the guidance on control and consolidation in IAS 27, 'Consolidated and separate financial statements', and SIC-12, 'Consolidation - special purpose entities'. IAS 27 is renamed 'Separate financial statements', and it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 10 from January 1, 2013.

*

IFRS 11 'Joint arrangements' changes the definitions to reduce the types of joint arrangements to two, joint operations and joint ventures. The jointly controlled assets classification in IAS 31, 'Interests in Joint Ventures', has been merged into joint operations, as both types of arrangements generally result in the same accounting outcome. The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 11 from January 1, 2013.

*

IFRS 12 'Disclosure of interests in other entities' sets out the required disclosures for entities reporting under the two new standards, IFRS 10, 'Consolidated financial statements', and IFRS 11,'Joint arrangements'. It replaces the disclosure requirements currently found in IAS 28, 'Investments in associates'. The existing guidance and disclosure requirements for separate financial statements are unchanged under IAS 27 (as amended in 2011). The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 12 from January 1, 2013.

*

IFRS 13 'Fair value measurements' explains how to measure fair value and aims to enhance fair value disclosures. It does not say when to measure fair value or require additional fair value measurements. It does not apply to transactions within the scope of IFRS 2, 'Share-based payment', or IAS 17, 'Leases', or to certain other measurements that are required by other standards and are similar to, but are not, fair value (for example, value in use in IAS 36, 'Impairment of assets'). The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 13 from January 1, 2013.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements and is not expecting any significant impact to the Group's financial position and results.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets. The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(c)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group's voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(c)	Subsidiaries (Continued)

The following is a list of principal subsidiaries:

Effective equity
Place of	Registered and		interest held
incorporation	fully paid	Business nature and
Name	and operation	Legal status	capital	scope of operations	2010	2011

Directly held:
Baotou Aluminum Co., Limited	PRC	Limited liability	500,000	Manufacture and distribution of	100%	100%
()		company		primary aluminum, aluminum
				alloy and related fabrication
				products and carbon products

Chalco Ruimin Co., Limited	PRC	Limited liability	1,593,887	Manufacture of aluminum, magnesium	92.18%	93.47%
("Chalco Ruimin")		company		and related alloy products,
()				export activities
(Note (i))

Chalco Southwest Aluminum Co., Limited	PRC	Limited liability	540,000	Manufacture and distribution of	60%	60%
()		company		metal materials (excluding
				precious metals), sales of
				general machinery and equipment

Chalco Southwest Aluminum Cold	PRC	Limited liability	624,190	Rolling aluminum and aluminum alloy	100%	100%
Rolling Co., Limited		company		processing, development of
()				high precision aluminum strip
				production technology,
				import and export activities
				on goods and technology

Chalco Henan Aluminum Co., Limited	PRC	Limited liability	1,132,460	Manufacture and distribution of	90.03%	90.03%
()		company		aluminum and
				alloy related products

China Aluminum International	PRC	Limited liability	Registered capital	Import and export activities	90.50%	100%
Trading Co., Ltd ("Chalco Trading")		company	200,000
()			Paid-in-capital
(Note (ii))			1,500,000

Shanxi Huasheng Aluminum Co., Ltd.	PRC	Limited liability	1,000,000	Manufacture and distribution of	51%	51%
()		company		primary aluminum, aluminum
				alloy and carbon-related products

Shanxi Huaze Aluminum and	PRC	Limited liability	1,500,000	Manufacture and distribution of	60%	60%
Power Co., Ltd.		company		primary aluminum and anode
()				carbon products and electricity
				generation and supply

Fushun Aluminum Co., Ltd.	PRC	Limited liability	1,140,000	Aluminum smelting, manufacture and	100%	100%
("Fushun Aluminum")		company		distribution of nonferrous metals
()

Zunyi Aluminum Co., Ltd.	PRC	Limited liability	802,620	Manufacture and distribution of	62.10%	62.10%
()		company		primary aluminum

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(c)	Subsidiaries (Continued)

The following is a list of principal subsidiaries:

Effective equity
Place of	Registered and		interest held
incorporation	fully paid	Business nature and
Name	and operation	Legal status	capital	scope of operations	2010	2011

Chalco Zunyi Alumina Co., Ltd.	PRC	Limited liability	Registered capital	Manufacture and distribution	67%	67%
("Zunyi Alumina")		company	1,400,000	of alumina
()			Paid-in-capital
			1,234,677

Shandong Huayu Aluminum and	PRC	Limited liability	1,627,697	Manufacture and distribution of	55%	55%
Power Co., Ltd.		company		primary aluminum
()

Gansu Hualu Aluminum Co., Ltd.	PRC	Limited liability	529,240	Manufacture and distribution of	51%	51%
()		company		primary aluminum

Chalco Hong Kong Ltd.	Hong Kong	Limited liability	HKD	Oversea investments and alumina	100%	100%
()		company	849,940,471	import and export activities

Chalco Mining Co., Ltd.	PRC	Limited liability	700,000	Manufacture, acquisition and	100%	100%
()		company		distribution of bauxite mines,
				limestone ore, aluminum
				magnesium ore and related
				nonferrous metal products

Jiaozuo Wanfang Aluminum	PRC	Limited liability	480,176	Aluminum smelting, manufacture and	24.002%	24.002%
Manufacturing Co., Ltd.		company		distribution of nonferrous metals
("Jiaozuo Wanfang")
()
(Note (iii))

Shanxi Huaxing Alumina Co., Ltd.	PRC	Limited liability	610,000	Manufacture and distribution	100%	100%
()		company		of alumina

Huayang Mining (Note 6)	PRC	Limited liability	16,670	Manufacture and distribution of coal	-	70%
		company		and other mineral products

Chalco Energy Co., Ltd.	PRC	Limited liability	490,000	Thermoelectric supply and	-	100%
()		company		investment management

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(c)	Subsidiaries (Continued)

Notes:

(i)	In April 2011, the Company injected cash amounting to RMB233 million (2010: RMB287 million) into Chalco Ruimin. Therefore, the Group's equity interest in Chalco Ruimin increased from 92.18% to 93.47%.

(ii)

In June 2011, the Company through public bidding, acquired 9.5% equity interest in Chalco Trading from China Aluminum Development Limited ("CAD"), a wholly-owned subsidiary of Aluminum Corporation of China ("Chinalco") () at a total consideration of RMB160 million. Subsequently, the company injected additional cash amounting to RMB558 million and capitalized retained earnings amounting to RMB742 million as share capital. As of December 31, 2011, the relevant capital verification is still in process.

(iii)

In October 2010, the Company disposed a total of 5% equity interest of Jiaozuo Wanfang in an open market at market quoted price of the shares. As a result of the disposal, the Company's equity interest in Jiaozuo Wanfang decreased from 29% to 24.002%, but the Company remains the single largest shareholder and its rights to nominate 5 of the 6 non-independent directors remained unchanged as of December 31, 2010 and 2011. The balance of equity holdings in Jiaozuo Wanfang is dispersed and the other shareholders have not organized their interests and cannot easily organize themselves in such a way that they exercise more votes than the minority holder. In additions, all resolutions proposed by the Company in the past 4 years were approved. The directors of the Company are of the view that the Company has de facto control over Jiaozuo Wanfang.

(iv)

During the year ended December 31, 2011, apart from the capital injection as set out in Note (i) and (ii), the Company injected cash amounting to RMB1,979 million (2010: RMB712 million) to other subsidiaries of the Company.

(d)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

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
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

(e)	Jointly controlled entities and associates (Continued)

Investments in jointly controlled entities/associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The Group's investment in associates includes goodwill identified on acquisition.

If the ownership interest in a jointly controlled entity/associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit and loss where appropriate.

The Group's share of its jointly controlled entities'/associates' post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity/associate equals or exceeds its interest in the jointly controlled entity/associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entity/associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the jointly controlled entity/associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the jointly controlled entity/associate and its carrying value and recognizes the amount adjacent to 'share of profit of jointly controlled entities' and 'share of profit of associates' in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its jointly controlled entities/associates are recognized in the Group's financial statements only to the extent of unrelated investor's interests in the jointly controlled entities/associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities/associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in jointly controlled entities/associates are recognized in the income statement.

(f)	Disposal of subsidiaries, joint ventures and associates

When the Group ceases to have control or significant influences, any retained interest in the entity is re-measured to its fair value at the date when control or significant influence is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

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

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss.

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

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in equity.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

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

Changes in accounting estimate

In July 2010, the Group has reassessed and adjusted the useful lives of certain property, plant and equipment based on the past experience. A summary of the changes in the estimated useful lives of different asset groups is as follows:

Effect of useful lives

Buildings	Increased 2-8 years
Machinery
- device tools, electricity distribution line and gas	Decreased 2-4 years
- others	Increased 0-2 years
Office and other equipment	Increased 0-2 years

The effect of this change in accounting estimate was recognized prospectively from July 1, 2010 onward. As a result of this change, depreciation expense for the year ended December 31, 2010 and the net carrying value of property, plant and equipment as of December 31, 2010 are lowered and higher by approximately RMB384 million and RMB384 million, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6	Construction-in-progress ("CIP")

CIP represents buildings under construction, and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

2.7	Intangible assets

(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units,or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Mining rights and mineral exploration rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 20 years. Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the mining rights to amortize since the exploration rights convert to the mining rights and begin to produce.

(c)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized, their estimated useful lives, which does not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

(d)	Periodic review of the useful life and amortization method

For intangible assets with finite useful life, the estimated useful life and amortization method are reviewed annually at the end of each year and adjusted when necessary.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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

Assets that have an indefinite useful life, for example goodwill or intangible assets not ready to use, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.11	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of reporting period. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the statement of financial position (Note 2.15).

(iii)	Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.11	Financial assets (Continued)

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

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

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale investments are recognized in other comprehensive income.

When securities classified as available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as 'other gains, net'.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the statement of comprehensive income as part of other income. Dividends on available-for-sale equity instruments are recognized in the statement of comprehensive income as 'other income' when the Group's right to receive payments is established.

(c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity investments classified as available-for-sale investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss. Impairment testing of trade receivables is described in Note 2.15.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.12	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.13	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

2.14	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

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

2.15	Trade and notes receivable and other receivables

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

2.16	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown within borrowings in current liabilities in the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.17	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method.

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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of reporting period.

2.18	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, they are measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

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

2.19	Trade and notes payable and other payables

Trade and notes payable and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payable are classified as current liabilities if payment is or expected to due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.20	Employee benefits

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

The Group primarily pays contributions on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. In 2011, the Group makes monthly defined contributions at rates of 20% (2010: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.21	Current and deferred income tax

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.22	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sales of goods and rendering of services under contracts in the ordinary course of the Group's activities. Revenue is shown net of returns, discounts and value-added tax.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sales of goods is recognized when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(b)	Rendering of services

The Group provides transportation and packaging services to third party customers. These services are recognized in the period when the related services are provided.

2.23	Interest income

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

2.24	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.25	Leases

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.25	Leases (Continued)

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

2.26	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.27	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.28	Provisions

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
For the years ended December 31, 2009, 2010 and 2011
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

Foreign currency risk primarily arises from certain significant foreign currency deposits and short-term and long-term loans denominated in US Dollar ("USD"), Australian Dollar ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and Hong Kong Dollar ("HKD"). Related exposures are disclosed in Notes 17 and 20 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and issuing loans.

As of December 31, 2011, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, profit for the year would have been approximately RMB101 million (2009: loss for the year RMB28 million; 2010: profit for the year RMB42 million) higher/lower, mainly as a result of foreign exchange gains/losses on translation of USD-denominated borrowings. Profit is more sensitive to fluctuation in RMB/USD exchange rates in 2011 than 2009 and 2010, mainly due to the increase in USD-denominated borrowings.

As the assets and liabilities denominated in other foreign currency except for USD are minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group is not exposed to any significant foreign currency risk arising from such foreign currency denominated assets and liabilities as of December 31, 2009, 2010 and 2011.

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 17), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant interest rate risk for its financial assets held as of December 31, 2009, 2010 and 2011.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Cash flow and fair value interest rate risk (Continued)

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 20. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As of December 31, 2011, if interest rates had been 100 basis points (2009 and 2010: 100 basis points) higher/lower with all other variables held constant, profit for the year would have been RMB376 million lower/higher (2009: loss for the year RMB509 million higher/lower; 2010: profit for the year RMB361 million lower/higher), respectively mainly as a result of higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms is relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fix interest rate borrowings held as of December 31, 2009, 2010 and 2011.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. The Group has policy in place which limits the total quantity of primary aluminum related to these futures and option contracts to 30% of the Group's annual production or 50% of the Group committed purchase or sales for the Group's trading business.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum prices. As of December 31, 2011, the fair value of outstanding future contracts amounting to RMB3.9 million (2010: RMB0.5 million) and RMB1.8 million (2010: RMB8.6 million) are recognized in financial assets and liabilities at fair value through profit or loss respectively. And the fair value of outstanding option contracts amounting to RMB0.5 million (2010: nil) are recognized in financial liabilities at fair value through profit or loss.

A summary of future contacts held as of December 31, 2010 and 2011 is as follows:

As of December 31, 2010

		Contract	Market	Contract
	Quantity	value	value	maturity
	(expressed in tones)

Primary aluminum:
- short position	34,305	562,569	571,118	Jan - Nov 2011
- long position	1,000	16,557	16,790	Mar 2011
Copper:
- short position	675	47,829	47,547	Jan 2011

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

A summary of future contacts held as of December 31, 2011 and 2010 is as follows: (Continued)

As of December 31, 2011

		Contract	Market	Contract
	Quantity	value	value	maturity
	(expressed in tones)

Primary aluminum:
- short position	1,825	29,302	29,182	Jan 2012
- long position	60,890	935,633	938,518	Jan - Jun 2012

Copper:
- short position	2,900	160,407	160,544	Feb 2012

Zinc:
- long position	3,900	58,284	57,528	Mar - Apr 2012

As of December 31, 2011, if the commodity futures price had increased/decreased by 3% (2009 and 2010: 3%) and all other variables held constant, profit/loss for the year would have changed by the amount shown below:

For the year ended December 31,

	2009	2010	2011

Primary aluminum	Decrease/increase	Decrease/increase	Decrease/increase
	loss140 million	profit 202 million	profit 87 million
Primary copper	Decrease/increase	Decrease/increase	Increase/decrease
	loss 39 million	profit 39 million	profit 4 million
Primary zinc	Decrease/increase	Decrease/increase	Decrease/increase
	loss17 million	profit 23 million	profit 21 million
Primary lead	N/A	N/A	Decrease/increase
profit 3 million

(b)	Credit risk

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
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(b)	Credit risk (Continued)

With regard to receivables, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. Except for the collateral as set out in Note 12, the Group does not hold any other collateral as security for these receivables.

As of December 31, 2009, 2010 and 2011, none of the individual customers exceed 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group is not exposed to any significant concentration of credit risk as of December 31, 2009, 2010 and 2011.

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

As of December 31, 2011, the Group had total banking facilities of approximately RMB100,520 million (2010: RMB96,706 million) of which amounts totaling RMB57,771 million have been utilized as of December 31, 2011 (2010: RMB46,699 million). Banking facilities of approximately RMB73,989 million will be subject to renewals in 2012. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2011, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD132.00 million (equivalent to RMB831.72 million) (2010: USD107.00 million (equivalent to RMB708.63 million)) of which USD1.49 million (equivalent to RMB9.39 million) (2010: USD14.97 million (equivalent to RMB99.12 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	Financial and capital risks management (Continued)

3.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

The table below analyzes the Group's non-derivative financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from balance sheet dates to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows, except for the trading derivatives, which are included at their fair value (see below).

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2010
Long-term bank and other loans	5,264,528	3,624,508	11,457,145	3,726,011	24,072,192
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	5,000,000	-	7,000,000	-	12,000,000
Short-term bonds	10,700,000	-	-	-	10,700,000
Short-term bank loans	20,589,680	-	-	-	20,589,680
Interest payables for borrowings	2,599,084	1,322,756	2,157,311	372,181	6,451,332
Financial liabilities at fair value through	8,559	-	-	-	8,559
profit or loss
Long-term payable	8,380	8,380	8,330	-	25,090
Other payables and accrued expenses (Note)	5,777,748	-	-	-	5,777,748
Trade and notes payable	6,376,342	-	-	-	6,376,342

	56,324,321	4,955,644	20,622,786	6,098,192	88,000,943

As of December 31, 2011
Long-term bank and other loans	4,164,474	6,288,818	11,641,562	1,335,599	23,430,453
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	9,800,000	-	14,800,000
Short-term bonds	10,000,000	-	-	-	10,000,000
Short-term bank loans	32,322,794	-	-	-	32,322,794
Interest payables for borrowings	3,389,656	1,669,552	1,811,723	197,810	7,068,741
Financial liabilities at fair value through	2,280	-	-	-	2,280
profit or loss
Long-term payable	8,380	8,330	-	-	16,710
Other payables and accrued expenses (Note)	5,553,016	-	-	-	5,553,016
Trade and notes payable	8,401,310	-	-	-	8,401,310

	63,841,910	12,966,700	23,253,285	3,533,409	103,595,304

Note:

Advances from customers, accrued payroll and bonus, staff welfare payables, contribution payable for retirement benefits and obligations in relation to early retirement schemes are excluded for the purpose of the above analysis.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

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

As of December 31, 2011, all available-for-sale investments are measured at Level 3 fair value (2010: Level 3); except for financial assets and financial liabilities at fair value through profit or loss amounting to RMB1.9 million and RMB0.5 million (2010: RMB16.7 million and nil), respectively, is measured at Level 2 fair value, all other financial assets and liabilities at fair value through profit or loss are measured at Level 1 (2010: Level 1) fair value.

There were no significant transfers of financial assets between level 1 and level 2 fair value hierarchy classifications.

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
For the years ended December 31, 2009, 2010 and 2011
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

During 2010 and 2011, the change in sales price of the Group's primary products has adversely impacted profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as of December 31, 2010 and 2011 is as follows:

	2010	2011

Total borrowings and other liabilities	84,039,476	98,924,377
Less: restricted cash, time deposits and cash and cash equivalents	(9,495,645)	(11,644,741)

Net debts	74,543,831	87,279,636

Total equity	57,186,855	58,154,686
Add: net debts	74,543,831	87,279,636
Less: non-controlling interests	(5,606,063)	(6,328,687)

Total capital attributable to equity holders of the Company	126,124,623	139,105,635

Gearing ratio	59%	63%

There is no significant change in gearing ratio between December 31, 2010 and 2011.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	Critical accounting estimates and judgments (Continued)

(c)	Estimated impairment of inventories - net realizable value

In accordance with the Group's accounting policy (Note 2.14), the Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. For inventories held for executed sales contracts, the management estimates net realizable value based on the contracted price; for other inventories, the management estimates realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issue by the Board of Directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as of the balance sheet date.

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

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of receivables and accruals of expenses not yet deductible for tax purposes. As of December 31, 2011, the Group has recorded deferred income tax assets amounting to approximately RMB1,628 million on these temporary differences (2010: approximately RMB1,536 million). Deferred income tax assets are recognized based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	Critical accounting estimates and judgments (Continued)

(e)	Goodwill - recoverable amount

In accordance with the Group's accounting policy (Note 2.7(a)), goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

(f)	Going concern

As set out in Note 2.1.1, the ability of the Group to continue operations is dependent upon obtaining the necessary financing borrowings and continued operations in order to generate sufficient cash flow to meet its liabilities as they fall due. In the event the Group is unable to obtain adequate funding, there is uncertainty as to whether the Group will be able to continue as a going concern. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Group be unable to continue as a going concern.

5.	Revenue and segment information

(a)	Revenue

Revenue recognized during the years is as follows:

For the year ended December 31,

	2009	2010	2011

Sales of goods (net of value-added tax)	68,556,451	118,374,341	142,863,166
Other revenue	1,711,554	2,620,506	3,011,267

	70,268,005	120,994,847	145,874,433

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, includes refining bauxite into alumina, and selling alumina both internally to the Group aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, includes smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to internal manufacture plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to trading segment.

Prepaid current income tax and deferred income tax assets are excluded from segment assets, and current income tax liabilities and deferred income tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2009

						Corporate
						and other	Inter-
			Primary	Aluminum		operating	segment
		Alumina	aluminum	fabrication	Trading	segments	elimination	Total
					(Note)

	Total revenue	18,289,471	42,731,218	7,102,579	38,451,272	286,088	(36,592,623)	70,268,005
	Inter-segment revenue	(12,555,416)	(16,463,537)	(1,062,138)	(6,511,532)	-	36,592,623	-

	Revenue from
	external customers	5,734,055	26,267,681	6,040,441	31,939,740	286,088	-	70,268,005

	Segment (loss)/profit	(2,895,597)	(1,426,521)	(897,907)	632,500	(689,217)	(113,855)	(5,390,597)
	Income tax benefit							711,003

	Loss for the year							(4,679,594)

	Other items
	Finance income	10,635	28,693	6,701	13,457	65,653	-	125,139
	Finance costs	(383,409)	(1,231,458)	(315,643)	(1,378)	(331,076)	-	(2,262,964)
	Share of loss of jointly
	controlled entities	-	-	-	-	(50,392)	-	(50,392)
	Share of profit of associates	-	75,498	-	-	1,558	-	77,056
	Amortization of land use
	rights and leasehold land	14,833	17,828	7,419	-	7,442	-	47,522
	Depreciation and amortization	2,574,998	2,662,595	341,062	2,950	134,200	-	5,715,805
'	(Gain)/loss on disposal of
	property, plant
	and equipment	(5,319)	20,503	-	-	12,160	-	27,344
	Impairment loss on property,
	plant and equipment	128,775	335,432	159,584	-	-	-	623,791
	Reversal for impairment
	of inventories	(213,736)	(501,391)	(194,617)	(423)	-	-	(910,167)
	Provision for impairment of
	receivables, net of
	bad debts recovered	10,862	1,039	603	-	175	-	12,679

	Additions to non-current
	assets during the year
	Intangible assets	71,580	33,309	383	-	22,125	-	127,397
	Land use rights	250,091	10,579	-	-	-	-	260,670
	Property, plant and equipment	5,389,115	2,770,827	2,054,675	2,155	80,705	-	10,297,477

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total
				(Note)

Total revenue	26,837,922	53,255,011	10,466,016	90,141,373	190,326	(59,895,801)	120,994,847
Inter-segment revenue	(24,689,632)	(26,847,748)	(150,676)	(8,159,134)	(48,611)	59,895,801	-

Revenue from
external customers	2,148,290	26,407,263	10,315,340	81,982,239	141,715	-	120,994,847

Segment profit/(loss)	1,077,144	358,782	(323,568)	860,637	(490,258)	(102,383)	1,380,354
Income tax expense							(411,216)

Profit for the year							969,138

Other items
Finance income	17,572	18,493	4,824	13,210	37,010	-	91,109
Finance costs	(532,291)	(1,307,058)	(309,644)	(90,976)	(346,324)	-	(2,586,293)
Share of profit of jointly
controlled entities	-	-	-	-	233,784	-	233,784
Share of profit of associates	-	230,098	570	-	9,360	-	240,028
Amortization of land use
rights and leasehold land	27,779	21,123	7,645	8	2,190	-	58,745
Depreciation and amortization	2,756,616	3,075,767	362,391	3,246	100,612	-	6,298,632
Gain/(loss) on disposal of
property, plant
and equipment	2,473	26,974	(48)	-	(75)	-	29,324
Impairment loss on property,
plant and equipment	372,629	329,152	-	-	-	-	701,781
(Provision for)/reversal of
impairment of inventories	(15,562)	(18,798)	86	-	-	-	(34,274)
Provision for impairment of
receivables, net of
bad debts recovered	(20,066)	(1,157)	(1,711)	-	(4,800)	-	(27,734)

Additions to non-current
assets during the year
Intangible assets	69,598	19,546	444	1,082	37,183	-	127,853
Land use rights	166,527	117,094	15,840	-	-	-	299,461
Property, plant and equipment	4,124,751	3,365,592	1,042,731	14,047	42,374	-	8,589,495

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

For the year ended December 31, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total
				(Note)

Total revenue	31,127,030	57,979,676	11,794,808	109,172,393	176,078	(64,375,552)	145,874,433
Inter-segment revenue	(28,066,182)	(26,091,820)	(343,608)	(9,848,302)	(25,640)	64,375,552	-

Sales of self-produced products	35,916,115
Sales of products sourced from
external suppliers	63,407,976

Revenue from
external customers	3,060,848	31,887,856	11,451,200	99,324,091	150,438	-	145,874,433

Segment profit/(loss)	351,903	905,474	(335,932)	670,638	(1,051,498)	277,411	817,996
Income tax expense							(127,492)

Profit for the year							690,504

Other items
Finance income	19,958	24,849	11,976	32,017	49,978	-	138,778
Finance costs	(720,508)	(1,322,311)	(393,680)	(119,325)	(876,528)	-	(3,432,352)
Share of profit of jointly
controlled entities	-	-	-	-	122,262	-	122,262
Share of profit of associates	-	390,407	1,995	-	10,299	-	402,701
Amortization of land use
rights and leasehold land	30,979	25,042	7,589	15	2,222	-	65,847
Depreciation and amortization	2,449,016	2,554,844	354,107	3,565	95,064	-	5,456,596
Gain/(loss) on disposal of
property, plant
and equipment	12,165	2,813	(132)	(56)	(2,769)	-	12,021
Impairment loss on property,
plant and equipment	247,997	-	-	-	31,753	-	279,750
Provision for impairment
of inventories	82,714	116,639	26,565	40,923	-	-	266,841
(Reversal of)/provision for
impairment of receivables,
net of bad debts recovered	(41,888)	5	8,010	-	-	-	(33,873)

Additions to non-current
assets during the year
Intangible assets	467,426	65,034	13,862	-	787,798	-	1,334,120
Land use rights	1,397	338,680	106,504	-	-	-	446,581
Property, plant and equipment	2,150,181	4,135,453	2,760,745	9,538	109,021	-	9,164,938

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

Note:

In connection with the significant increase of trading revenue, the Group refined its existing accounting system in order to separately capture sales of self-produced products and products sourced from external suppliers within the trading segment in 2011. However, similar analysis for 2009 and 2010 is not available as such information was not captured prior to 2011.

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As of December 31, 2010:
Segment assets	54,746,269	54,253,441	15,508,792	7,979,162	13,434,371	(6,315,016)	139,607,019
Unallocated:
Deferred income tax assets							1,410,781
Prepaid income tax							304,239

Total assets							141,322,039

Segment liabilities	27,038,548	31,115,258	11,712,111	6,568,614	13,703,723	(6,098,778)	84,039,476
Unallocated:
Current income tax liabilities							95,708

Total liabilities							84,135,184

As of December 31, 2011:
Segment assets	61,051,299	56,843,300	15,749,941	12,219,330	13,386,026	(3,939,370)	155,310,526
Unallocated:
Deferred income tax assets							1,517,339
Prepaid income tax							306,292

Total assets							157,134,157

Segment liabilities	30,771,919	31,233,582	11,953,100	9,696,315	19,568,267	(4,298,806)	98,924,377
Unallocated:
Deferred income tax liabilities							4,456
Current income tax liabilities							50,638

Total liabilities							98,979,471

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	Revenue and segment information (Continued)

(b)	Segment information (Continued)

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the year ended December 31,

	2009	2010	2011

Segment revenue from external customers
- The PRC	70,241,729	120,990,827	143,654,408
- Other countries	26,276	4,020	2,220,025

	70,268,005	120,994,847	145,874,433

As of December 31,

	2010	2011

Non-current assets (excluding financial assets and deferred income tax assets)
- The PRC	98,112,058	105,322,848
- Other countries	429,775	279,384

	98,541,833	105,602,232

For the year ended December 31, 2011, revenues of approximately RMB32,609 million (2009: RMB13,645 million; 2010: RMB28,945 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with its proportion of segment revenue more than 10%.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Intangible assets

			Mineral	Computer
			exploration	software
	Goodwill	Mining rights	rights	and others	Total

As of January 1, 2010
Cost	2,362,735	741,292	-	163,612	3,267,639
Accumulated amortization	-	(162,386)	-	(55,778)	(218,164)

Net book amount	2,362,735	578,906	-	107,834	3,049,475

Year ended December 31, 2010
Opening net book amount	2,362,735	578,906	-	107,834	3,049,475
Additions	-	72,754	-	55,099	127,853
Reclassification (Note 7)	-	(75,876)	-	-	(75,876)
Amortization	-	(45,388)	-	(22,189)	(67,577)

Closing net book amount	2,362,735	530,396	-	140,744	3,033,875

As of December 31, 2010
Cost	2,362,735	738,170	-	218,711	3,319,616
Accumulated amortization	-	(207,774)	-	(77,967)	(285,741)

Net book amount	2,362,735	530,396	-	140,744	3,033,875

Year ended December 31, 2011
Opening net book amount	2,362,735	530,396	-	140,744	3,033,875
Transfer to non-current assets
held for sale (Note 13)	-	(140,849)	-	-	(140,849)
Additions (Note)	-	227,680	1,081,427	25,013	1,334,120
Disposal	-	(744)	-	(81)	(825)
Amortization	-	(48,477)	-	(29,074)	(77,551)

Closing net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770

As of December 31, 2011
Cost	2,362,735	822,588	1,081,427	241,447	4,508,197
Accumulated amortization	-	(254,582)	-	(104,845)	(359,427)

Net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770

For the years ended December 31, 2009, 2010 and 2011, amortization expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended December 31,

	2009	2010	2011

Cost of sales (Note 25)	43,486	52,584	65,189
General and administrative expenses (Note 26(b))	22,505	14,993	12,362

	65,991	67,577	77,551

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Intangible assets (Continued)

Note:

Included in total additions of mineral exploration rights of RMB1,081 million during the year ended December 31, 2011 were acquisitions by way of acquiring the holding companies of the respective rights:

(a)

In March 2011, the Company entered into an investment agreement with Tangshan Jiahua Industrial Co., Ltd. (), a limited company incorporated in the PRC, to acquire 70% equity interest in Gansu Huayang Mining Development Company Limited ("Huayang Mining") (), a limited company incorporated in the PRC. Pursuant to the agreement, the Company agreed to inject into Huayang Mining a total of RMB965 million. At the acquisition date, Huayang Mining was still in pre-development stage and has no significant commercial operations. At the date of acquisition, except for cash and cash equivalents and mineral exploration rights amounting to RMB55 million and RMB409 million, respectively, Huayang Mining did not have any other significant identifiable assets or liabilities. As of the December 31, 2011, the Company has injected into Huayang Mining a total of RMB50 million, and the remaining RMB915 million will be paid in two installments according to the capital expenditure requirement within 5 years.

(b)

In March 2011, the Group, through a wholly-owned subsidiary, entered into an agreement with Laos Service Co. Limited ("Laos Service"), a limited liability company incorporated in Laos, to acquire 60% equity interest in Laos Mineral Services Co., Limited ("Laos Mineral"), a limited liability company incorporated in Loas, at a total consideration of USD18 million (equivalent to RMB115 million), of which, USD3 million will be injected into Laos Mneral as capital contribution. At the date of acquisition, Laos Mineral had no significant business transactions other than the holding of the mineral exploration rights in Loas. As of December 31, 2011, the Group had paid USD15 million (equivalent to RMB96 million) to Laos Service.

Both Huayang Mining's and Laos Mineral's operation do not constitute a business as defined under IFRS 3 (Revised), "Business Combination". Accordingly, the acquisitions are accounted for as purchase of assets.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	Intangible assets (Continued)

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs identified according to operating segments. A segment level summary of goodwill allocation is presented below:

December 31, 2010	December 31, 2011

	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
JiaozuoWanfangPowerCo.,Ltd.("WanfangPower")	-	31,790	-	31,790

	189,419	2,173,316	189,419	2,173,316

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 11.14% (2010: 14.31%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as of December 31, 2011 (2010: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 11.36% and 14.54% respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 11.84% and 8.62% respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Property, plant and equipment

		Plant and	Transportation	Office and other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

As of January 1, 2010
Cost	31,325,327	78,965,256	3,203,745	562,745	19,637,651	133,694,724
Accumulated depreciation
and impairment	(9,336,325)	(32,513,074)	(1,666,506)	(341,279)	(176,459)	(44,033,643)

Net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

Year ended December 31, 2010
Opening net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081
Currency translation difference	455	68	(51)	(22)	22,122	22,572
Transfers/reclassifications (Note 6)	3,098,411	5,615,592	122,885	11,035	(8,772,047)	75,876
Transfer to non-current assets
held for sale (Note 13)	-	(41,162)	(567)	(509)	(620,432)	(662,670)
Additions	47,787	9,397	6,098	2,742	8,523,471	8,589,495
Disposals	(14,913)	(103,223)	(5,094)	(346)	(184,868)	(308,444)
Depreciation	(1,091,191)	(4,497,643)	(242,367)	(66,256)	-	(5,897,457)
Impairment loss	(4,596)	(323,547)	(164)	(845)	(372,629)	(701,781)

Closing net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

As of December 31, 2010
Cost	34,139,583	82,844,111	3,167,132	564,879	18,461,694	139,177,399
Accumulated depreciation
and impairment	(10,114,628)	(35,732,447)	(1,749,153)	(397,614)	(404,885)	(48,398,727)

Net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

Year ended December 31, 2011
Opening net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672
Currency translation difference	(1,218)	(3)	(33)	(6)	(5,984)	(7,244)
Transfers/reclassifications	3,230,599	7,174,677	118,193	34,662	(10,558,131)	-
Transfer to non-current assets
held for sale (Note 13)	(89,946)	(29,981)	(1,428)	-	-	(121,355)
Additions	72,365	35,030	13,566	7,688	9,036,289	9,164,938
Disposals	(11,706)	(15,771)	(8,087)	(820)	(2,357)	(38,741)
Depreciation	(1,070,244)	(4,283,850)	(248,409)	(54,654)	-	(5,657,157)
Write-off/ impairment loss (Note (b))	(13,003)	(100)	-	-	(330,637)	(343,740)

Closing net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373

As of December 31, 2011
Cost	37,326,219	89,616,972	3,248,927	595,406	16,847,226	147,634,750
Accumulated depreciation
and impairment	(11,184,417)	(39,625,306)	(1,957,146)	(441,271)	(651,237)	(53,859,377)

Net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Property, plant and equipment (Continued)

Depreciation expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended December 31,

	2009	2010	2011

Cost of sales (Note 25)	5,404,648	6,014,643	5,202,402
General and administrative expenses (Note 26(b))	238,174	207,075	156,190
Selling and distribution expenses (Note 26(a))	6,992	9,337	20,453

	5,649,814	6,231,055	5,379,045

As of December 31, 2011, the Group is in the process of applying for the ownership certificates of buildings at net book value of RMB4,212 million (2010: RMB2,869 million).

As of December 31, 2011, net book value of buildings amounting to RMB5 million (2010: RMB6 million) are situated in Hong Kong.

For the year ended December 31, 2011, interest expenses of RMB731 million (2009: RMB880 million; 2010: RMB645 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate of 4.16% to 6.02% (2009: 4.01% to 6.70%; 2010: 4.10% to 5.15%) (Note 28), and were included in 'additions' to property, plant and equipment.

As of December 31, 2011, the Group has pledged property, plant and equipment at net book value amounting to RMB1,307 million (2010: RMB1,117 million) for bank and other borrowings as set out in Note 24 to the financial statements.

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The cash generating unit is individual plant/entity. The carrying value of these individual plants/entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 11.14% (2010: 10.12%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

Where it is considered more likely than not that an individual CGU will be disposed within the near-term rather than continue to be held and operated by the Group, the recoverable amount is based on the estimated net disposal value of the CGU less cost to disposal rather than by reference to its value-in-use.

Except for the assets to be retired or dispose of and the assets related to the exploration and development of bauxite resources in Aurukun, Queensland, Australia (the "AuruKun Project) mentioned in Notes 7(a) and 7(b) below, based on management's impairment assessment, there was no significant impairment to other property, plant and equipment of the Group as of December 31, 2011 (2010: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	Property, plant and equipment (Continued)

Impairment test for property, plant and equipment (Continued)

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 4.80% and 5.19% decrease or increase in the estimated recoverable amount of property, plant and equipment respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 1.58% and 1.52% increase or decrease in the estimated recoverable amount of property, plant and equipment respectively.

For the year ended December 31, 2011, impairment loss of RMB280 million (2009: RMB624 million; 2010: RMB702 million) was recognized in the consolidated statement of comprehensive income. Details of these impairment losses are analyzed as follows:

(a)

As a result of the Group's operational structural adjustments exercise from late 2009 through 2010, the Group determined that certain properties, plant and equipment would be retired (including certain constructions in progress would be abandoned) or disposed through a sale transaction. As of December 31, 2010, an impairment loss amounted to RMB329 million (2009: RMB624 million) represented the difference between the carrying value of these property, plant and equipment of RMB370 million (2009: RMB1,600 million)and their estimated recoverable amounts (estimated fair value less costs to sell). There was no such matter for the year ended December 31, 2011.

(b)

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the Aurukun Project. Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to continue discussion in ways to continue development of the Aurukun Project. In December,2010, Queensland State Government had offered to the Company a revised development agreement allowing the Company to change the AuruKun Project from a mining plus refinery plant integrated project to a mining plus replacement projects (the "December 2010 Offer"). In June 2011, the Queensland State Government withdrew the aforementioned offer and informed the Company a public bidding process on the Aurukun Project will be commenced (the "June 2011 Withdrawal").

In December 2010, as a result of the aforementioned December 2010 Offer, the carrying value of the capitalized development costs attributable to the refinery plant of the Aurukun Project amounting to RMB373 million is fully provided for impairment. In June 2011, in connection with the aforementioned June 2011 Withdrawal of the offer by the Queensland State Government, a government subsidy amounting to RMB64 million (2010: nil) was released from deferred government subsidies and net off against the carrying value of related assets as there is no further performance obligations required. Thereafter, the remaining carrying value of the expenditure pertaining to the Aurukun Project is fully provided for at December 31, 2011. As a result, an additional impairment charge of RMB278 million was recognized in the statement of comprehensive income for the year ended December 31, 2011 and the carrying value of the Aurukun Project is reduced to nil

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Land use rights and leasehold land

Details of land use rights and leasehold land are as follows:

	December 31, 2010	December 31, 2011

Finance leases:
In Hong Kong, held on:
Leases between 10 to 50 years	87,281	81,691

Operating leases:
In the mainland of the PRC, held on:
Leases less than 10 years	10,807	-
Leases between 10 to 50 years	2,075,731	2,469,604
Leases over 50 years	7,127	7,017

	2,180,946	2,558,312

(a)	Finance leases

	2010	2011

As of January 1,
Cost	98,724	95,407
Accumulated amortization	(6,064)	(8,126)

Net book amount	92,660	87,281

Year ended December 31,
Opening net book amount	92,660	87,281
Exchange differences	(3,317)	(3,368)
Amortization	(2,062)	(2,222)

Closing net book amount	87,281	81,691

As of December 31,
Cost	95,407	91,677
Accumulated amortization	(8,126)	(9,986)

Net book amount	87,281	81,691

As of December 31, 2011, finance leases represent leasehold land situated in Hong Kong held on lease of 35 years (2010: 36 years).

For the years ended December 31, 2009, 2010 and 2011, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	Land use rights and leasehold land (Continued)

(b)	Operating leases prepayments

	2010	2011

As of January 1,	1,850,887	2,093,665
Additions	299,461	446,581
Amortization	(56,683)	(63,625)

As of December 31,	2,093,665	2,476,621

As of December 31, 2011, the Group is in the process of applying for the certificates of land use rights amounted to RMB484 million (2010: RMB371 million).

For the years ended December 31, 2009, 2010 and 2011, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

9.	Investments in jointly controlled entities/associates

(a)	Investments in jointly controlled entities

Movements in investments in jointly controlled entities are as follows:

	2010	2011

As of January 1,	685,459	990,568
Capital injections	71,325	445,041
Share of profit for the year	233,784	122,262
Cash dividends received	-	(100,642)

As of December 31,	990,568	1,457,229

As of December 31, 2010 and 2011, jointly controlled entities of the Group, all of which are unlisted, are as follows:

Place of
	incorporation				Effective equity
	and		Registered and fully	Business nature and	interest held
Name	operation	Legal status	paid capital	scope of operations
					2010	2011

Shanxi Jinxin Aluminum Co., Ltd.	PRC	Limited liability	20,000	Manufacture and distribution of	50%	50%
("Jinxin Aluminum")		company		primary aluminum
()
(Note (i))
Guangxi Huayin Aluminum Co. Ltd.	PRC	Limited liability	2,441,987	Manufacture and distribution	33%	33%
("Guangxi Huayin")		company		of alumina
()
Shanxi Jiexiu Xinyugou Coal Co., Ltd.	PRC	Limited liability	200,000	Services related to construction	-	34%
("Jiexiu Coal")		company		project of coal mine
()
(Note (ii))
Sapa Chalco Aluminum Products	PRC	Limited liability	Registered capital	Manufacture and distribution of	-	50%
(Chongqing) Co., Ltd.		company	280,000	aluminum fabrication products
("Chalco Sapa")			Paid-in-capital
()			226,032
(Note (iii))

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Investments in jointly controlled entities/associates (Continued)

(a)	Investments in jointly controlled entities (Continued)

Notes:

(i)	As of December 31, 2011, the Group's investments in Jinxin Aluminum have been fully written-down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)

In 2011, the Company acquired 34% equity interest in Jiexiu Coal, a PRC limited liability company by way of capital injection by installments totalling RMB305 million. Jiexiu Coal is jointly controlled by the Company, Shanxi Aluminum Plant (), a subsidiary of Chinalco, and Shanxi Jiexiu Luxin Coal Gasification Company Limited (). The principal activity of Jiexiu Coal is coal production in Shanxi Province of the PRC, and it is still in pre-operation stage.

(iii)

In April 2011, the Company and Sapa AB, a Swedish limited liability company, jointly established "Chalco Sapa". Chalco Sapa is a PRC limited liability company and its principal activity is production of special aluminum. As of December 31, 2011, the Company has injected cash amounting to RMB140 million and holds 50% equity interest in Chalco Sapa.

For the years ended December 31, 2010 and 2011, the Group's shares of interests in its jointly controlled entities are as follows:

				Profit/(loss)
	Assets	Liabilities	Revenue	for the year

December 31, 2010
Jinxin Aluminum	20,324	(20,846)	-	-
Guangxi Huayin	2,767,204	(1,776,114)	1,333,472	233,784

	2,787,528	(1,796,960)	1,333,472	233,784

December 31, 2011
Jinxin Aluminum	20,324	(20,846)	-	-
Guangxi Huayin	2,646,228	(1,629,451)	1,507,908	126,851
Jiexiu Coal	1,059,713	(660,753)	-	-
Chalco Sapa	115,070	(6,643)	-	(4,589)

	3,841,335	(2,317,693)	1,507,908	122,262

As of December 31, 2011, the proportionate interests in jointly controlled entities' capital commitments is RMB180 million (2010: RMB27 million).

There were no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Investments in jointly controlled entities/associates (Continued)

(b)	Investments in associates

Movements in investments in associates are as follows:

	2010	2011

As of January 1,	197,070	1,212,608
Capital injection/additions	748,650	862,000
Transformation from a subsidiary to an associate	30,000	-
Share of profit for the year	240,028	402,701
Share of change in reserves	(3,140)	15,277

As of December 31,	1,212,608	2,492,586

As of December 31, 2010 and 2011, associates of the Group, all of which are unlisted, are as follows:

Place of
	incorporation				Effective equity
	and		Registered and fully	Business nature and	interest held
Name	operation	Legal status	paid capital	scope of operations
					2010	2011

ABC-CA Fund Management Co., Ltd. ("ABC Fund")	PRC	Limited liability	200,000	Investments	15%	15%
()		company
(Note (i))
Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd.	PRC	Limited liability	800,000	Coal production	7.2%	7.2%
("Zhaogu Coal")		company
()
(Note (ii))
Jiaozuo Wanfang Industry Co., Ltd. ("Wanfang Industry")	PRC	Limited liability	10,000	Sales of construction materials and other goods	7.2%	7.2%
()		company
(Note (ii))
Duofuduo(Fushun) Technology Development Co., Ltd	PRC	Limited liability	126,660	Manufacture and distribution of fluoride products	45%	45%
("Duofuduo")		company
()
Henan Zhongfu Special Aluminum Co., Ltd ("Henan Zhongfu")	PRC	Limited liability	769,000	Manufacture and distribution of aluminum fabrication products	23.4%	23.4%
()		company

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Investments in jointly controlled entities/associates (Continued)

(b)	Investments in associates (Continued)

As of December 31, 2010 and 2011, associates of the Group, all of which are unlisted, are as follows: (Continued)

Place of
	incorporation				Effective equity
	and		Registered and fully	Business nature and	interest held
Name	operation	Legal status	paid capital	scope of operations
					2010	2011

Qinghai Province Energy Development	PRC	Limited liability	Registered capital	Coal production	-	21%
(Group) Co., Ltd.		company	3,555,000
("Qinghai Energy")			Paid-in-capital
()			2,725,000
(Note (iii))
Guizhou Chalco Aluminum Co., Ltd	PRC	Limited liability	Registered capital	Manufacture and distribution of	-	40%
("Guizhou Chalco")		company	320,000	aluminum fabrication products
( )			Paid-in-capital
(Note (iv))			200,000

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC Fund through its appointment of a director into the board of directors of ABC-CA Fund Management Co., Ltd.

(ii)	Zhaogu Coal and Wanfang Industry are associated companies of the Group's 24.002% (2010: 24.002%) subsidiary, Jiaozuo Wanfang, in which it holds a 30% (2010: 30%) direct equity interest.

(iii)

In March 2011, the Company, Qinghai Province Investment Group Co., Ltd. (), a PRC limited liability company, and other six investors jointly established Qinghai Energy. Qinghai Energy is a PRC limited liability company and its principal activity is coal production in Qinghai Province of the PRC. As of December 31, 2011, the Company has injected cash amounting to RMB755 million and holds 21% equity interest in Qinghai Energy .

(iv)

In June 2011, the Company, Guiyang Industrial Investment (Group) Co., Ltd () and Shanghai Enyuan Industry Co., Ltd. (), two other PRC limited liability companies, jointly established Guizhou Chalco. Guizhou Chalco is a PRC limited liability company and its principal activity is aluminum fabrication. As of December 31, 2011, the Company has injected cash amounting to RMB35 million and property, plant and equipment amounting to RMB45 million and holds 40% equity interest in Guizhou Chalco.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	Investments in jointly controlled entities/associates (Continued)

(b)	Investments in associates (Continued)

For the years ended December 31, 2010 and 2011, the Group's shares of interests in its associates are as follows:

				Profit/(loss)
	Assets	Liabilities	Revenue	for the year

December 31, 2010
ABC Fund	48,057	(11,823)	40,192	9,439
Zhaogu Coal	1,456,397	(513,141)	863,755	230,433
Wanfang Industry	4,052	(1,741)	465	(355)
Duofuduo	30,392	(95)	-	(59)
Henan Zhongfu	222,571	(22,061)	94,434	570

	1,761,469	(548,861)	998,846	240,028

December 31, 2011
ABC Fund	52,146	(9,148)	33,696	6,536
Zhaogu Coal	1,936,620	(587,575)	1,112,594	391,004
Wanfang Industry	3,348	(1,634)	12	(575)
Duofuduo	60,197	(2,904)	-	(4)
Henan Zhongfu	233,352	(30,847)	434,101	2,513
Qinghai Energy	785,081	(198,679)	153,685	4,362
Guizhou Chalco	80,832	(364)	14,928	468

	3,151,576	(831,151)	1,749,016	404,304

As of December 31, 2011, the proportionate interests in associates' capital commitments is RMB114 million (2010: nil).

10.	Available-for-sale investments

	2010	2011

As of January 1,	56,313	44,878
Disposals (Note (i))	(10,065)	-
Fair value changes	(1,370)	-

As of December 31,	44,878	44,878

Notes:

(i)

In December 2010, the Group disposed of all its 5% equity interest in China Aluminum International Engineering Corporation Limited, a fellow subsidiary of the Company, to its parent company at a cash consideration of approximately RMB165 million. The disposal resulted in a gain of RMB155 million (Note 27(b)).

As of December 31, 2011, all (2010: all) are unlisted securities in the PRC. All available-for-sale investments are denominated in RMB (2010: all in RMB). The directors of the Company are of their opinion that the fair value of these securities is approximate to their carrying value at December 31, 2011 and 2010.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. As of December 31, 2011, the analysis of deferred income tax assets and deferred income tax liabilities is as follows:

	December 31, 2010	December 31, 2011

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	404,650	1,104,776
- Deferred income tax assets to be recovered within 12 months	1,006,131	412,563

	1,410,781	1,517,339

Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	-	4,216
- Deferred income tax liabilities to be settled within 12 months	-	240

	-	4,456

	1,410,781	1,512,883

Movement of deferred income tax assets:

	2010	2011

As of January 1,	1,612,705	1,410,781
Disposal of a subsidiary	-	(821)
Recognition in other comprehensive income	215	-
Recognition in reserve	(110,402)	-
Recognition in profit or loss	(91,737)	102,923

As of December 31,	1,410,781	1,512,883

The movement in deferred income tax assets and liabilities during the year ended December 31, 2010 and 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred income tax assets:

	Provision for
	Impairment of,
	receivable
	inventories		Tax deduction
	and property,		on purchases		Unrealized	Reversal of
	plant and	Accrued	of qualified		profit at	asset
	equipment	expenses	equipment	Tax losses	consolidation	revaluation	Others	Total

As of January 1, 2010	211,075	82,956	60,092	1,301,483	39,875	53,430	69,357	1,818,268
Recognition in reserve	-	-	-	(110,402)	-	-	-	(110,402)
Recognition in profit
or loss	(48,149)	57,615	-	(177,568)	31,702	(27,238)	(7,964)	(171,602)

As of December 31, 2010	162,926	140,571	60,092	1,013,513	71,577	26,192	61,393	1,536,264
Disposal of a subsidiary	(821)	-	-	-	-	-	-	(821)
Recognition in profit
or loss	53,892	(31,478)	6,800	38,226	(48,669)	(1,101)	75,071	92,741

As of December 31, 2011	215,997	109,093	66,892	1,051,739	22,908	25,091	136,464	1,628,184

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	Deferred income tax (Continued)

Movement of deferred income tax liabilities:

		Fair value	Depreciation of	Amortization
	Interest	changes of	property, plant	of intangible
	capitalization	financial assets	and equipment	assets	Others	Total

As of January 1, 2010	127,257	221	34,616	2,694	40,775	205,563
Recognition in other
comprehensive income	-	(215)	-	-	-	(215)
Recognition in profit or loss	(5,902)	2,570	(34,616)	(2,694)	(39,223)	(79,865)

As of December 31, 2010	121,355	2,576	-	-	1,552	125,483
Recognition in profit or loss	(20,827)	169	6,185	-	4,291	(10,182)

As of December 31, 2011	100,528	2,745	6,185	-	5,843	115,301

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has not recognized deferred income tax assets of RMB633 million (2010: RMB529 million) in respect of accumulated tax losses amounting to RMB2,532 million (2010: RMB2,117 million) that can be carried forward against future taxable income as it was not considered probable that those assets would be realized. As of December 31, 2010 and 2011, the expiry profile of these tax losses is analyzed as follows:

	December 31, 2010	December 31, 2011

Expiring in
2011	16,270	N/A
2012	279,094	279,094
2013	397,956	397,956
2014	971,634	971,634
2015	451,856	451,856
2016	N/A	431,209

Total	2,116,810	2,531,749

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	Other non-current assets

	December 31, 2010	December 31, 2011

Advances and deposits paid to suppliers	164,745	139,866
Entrusted loans to a related party (Notes (a) and 35)	-	300,000
Prepayment for investment projects	-	200,000
Other prepayments (Note (b))	139,454	524,229
Others	-	5,867

	304,199	1,169,962

Note:

(a)

In 2011, the Company entered into an agreement ("Agreement") with Jiexiu Coal (Note 9(a)(ii)) to provide a three year entrusted loan to Jiexiu Coal totaling to RMB1,000 million. Pursuant to the Agreement, the 51% equity interest of Jiexiu Coal held by Shanxi Province Jiexiu Luxin Coal Gas Co. Ltd, is pledged as collateral for this entrusted loan. As of December 31, 2011, RMB300 million (2010: Nil) was provided to Jiexiu Coal.

(b)	As of December 31, 2010 and 2011, other prepayments mainly represented prepayment for certain mine development costs and related leases.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	Non-current assets held for sale

Details of non-current assets held for sale are as follows:

	December 31, 2010	December 31, 2011

Property, plant and equipment	662,670	743,060
Intangible assets	-	140,849
Inventory	-	13,122

	662,670	897,031

Classified as:
Current assets	40,965	-
Non-current assets (Note)	621,705	897,031

	662,670	897,031

Note:	These assets held for sale or dispose relating to injection to new joint-venture companies to be established as part of the Group's capital contributions.

Included in December 31, 2011 were certain property, plant and equipment amounting to RMB622 million (2010: RMB663 million) which were attributable to certain production lines that were intended to be disposed of and used as part of capital injection into new investee companies to be formed with independent investors. In December 2010, the Company entered into investment agreements with independent investors to jointly establish joint venture companies. Pursuant to the agreements, the Company will contribute into the new joint venture companies property, plant and equipment totaling to RMB663 million for equity interest of 40% and 26% in the joint venture companies, while the independent investors will contribute cash and certain property, plant and equipment for the remaining equity interest. As of December 31, 2011, the Company has completed the disposal of approximately RMB41 million and expects to complete the disposal of the remaining property, plant and equipment within the next 12 months. Similarly, the remaining assets included in "non-current assets held for sale" above were certain intangibles, property, plant and equipment and inventories amounting to RMB141 million, RMB121 million and RMB13 million, respectively, which will be injected into new joint venture companies that will be established with certain independent investors for the development of certain coal mining business. Pursuant to the relevant agreements, the Company will contribute into these new joint venture companies for an equity interest of 49% in the new joint venture companies.

In accordance with the requirements under IFRS 5 'Non-current assets held for sales and discontinued operations', the above assets are being reclassified as "non-current assets held for sale" on the statement of financial position.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	Inventories

	December 31, 2010	December 31, 2011

Raw materials	9,498,670	9,123,295
Work-in-progress	5,710,686	7,267,916
Finished goods	5,632,858	6,942,236
Spare parts	1,033,063	1,125,293
Packaging materials and others	13,366	41,076

	21,888,643	24,499,816
Less: provision for impairment of inventories	(108,596)	(375,437)

	21,780,047	24,124,379

Movements on the provision for impairment of inventories are as follows:

	2010	2011

As of January 1,	74,322	108,596
Provision for impairment of inventories	360,889	321,279
Reversal arising from increase in net realizable value	(199,305)	(203)
Reversal upon sales of inventories	(127,310)	(54,235)

As of December 31,	108,596	375,437

15.	Trade and notes receivable

	December 31, 2010	December 31, 2011

Trade receivables	1,689,469	1,866,554
Less: provision for impairment of receivables	(401,066)	(371,357)

	1,288,403	1,495,197
Notes receivable	1,981,570	4,136,568

	3,269,973	5,631,765

As of December 31, 2011, except for trade and notes receivable of the Group amounting to RMB335 million (2010: RMB530 million) and RMB4 million (2010: RMB8 million) which were denominated in USD and EUR respectively, all other trade and notes receivable were denominated in RMB. All trade and notes receivable of the Company were denominated in RMB (2010: all).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	Trade and notes receivable (Continued)

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period from 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. As of December 31, 2011, the ageing analysis of trade and notes receivable is as follows:

	December 31, 2010	December 31, 2011

Within 1 year	3,148,858	5,383,058
Between 1 and 2 years	33,477	180,604
Between 2 and 3 years	54,716	26,537
Over 3 years	433,988	412,923

	3,671,039	6,003,122

The credit quality of trade and notes receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. As of December 31, 2011, there is no history of default for these customers above.

Trade and notes receivable that are past due less than one year are not considered impaired. As of December 31, 2011, trade and notes receivable of RMB117 million (2010: RMB103 million) of the Group and RMB306 million (2010: RMB284 million) of the Company were past due but not impaired. These receivables relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these trade and notes receivable is as follows:

	December 31, 2010	December 31, 2011

Within 1 year	13,610	41,437
Between 1 and 2 years	33,117	36,124
Between 2 and 3 years	41,290	14,739
Over 3 years	15,214	24,570

	103,231	116,870

As of December 31, 2011, trade and notes receivable of RMB400 million (2010: RMB432 million) of the Group was substantially impaired and a provision of RMB371 million (2010: RMB401 million) was made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. However, it was assessed that a small portion of the receivables is expected to be recovered. The ageing analysis of these receivables is as follows:

	December 31, 2010	December 31, 2011

Between 2 and 3 years	13,426	11,798
Over 3 years	418,774	388,353

	432,200	400,151

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	Trade and notes receivable (Continued)

Movements on the provision for impairment of trade and notes receivable are as follows:

	2010	2011

As of January 1,	423,362	401,066
Provision for impairment	4,000	8,966
Written off	(25,680)	(472)
Reversal	(616)	(38,203)

As of December 31,	401,066	371,357

16.	Other current assets

	December 31, 2010	December 31, 2011

Advances and deposits paid to suppliers	328,864	258,836
Advances to employees	35,179	43,663
Value-added tax recoverable	1,769,908	2,021,201
Receivable of value-added tax refund	141,511	20,310
Dividends receivable	-	-
Receivables from sales of non-core businesses	134,334	125,340
Deposits for investments projects (Note)	854,809	190,372
Entrusted loans and loans receivables	282,437	650,694
Amounts due from subsidiaries	-	-
Others	170,748	169,153

	3,717,790	3,479,569

Less: provision for impairment of other receivables	(186,553)	(182,286)

	3,531,237	3,297,283
Prepaid income tax	304,239	306,292
Prepayments to suppliers for purchases	2,304,493	4,062,410

Total other current assets	6,139,969	7,665,985

Note:

As of December 31, 2010, deposits for investments projects mainly represent deposits paid for the proposed acquisition of certain business and assets related to coal and bauxite mines amounting to RMB640 million and RMB210 million, respectively. As of December 31, 2011, deposits for investments projects mainly represent deposits paid for the proposed acquisition of certain business and assets related to coal and bauxite mines.

As of December 31, 2011, except for other current assets of the Group amounting to RMB71 million (2010: RMB0.04 million), RMB0.6 million (2010: RMB3 million) and RMB0.2 million (2010: RMB7 million) were denominated in USD, HKD and AUD, respectively, all other current assets were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	Other current assets (Continued)

As of December 31, 2010 and 2011, the ageing analysis of other current assets is as follows:

	December 31, 2010	December 31, 2011

Within 1 year	3,380,547	3,138,246
Between 1 and 2 years	114,525	39,939
Between 2 and 3 years	9,871	93,576
Over 3 years	212,847	207,808

	3,717,790	3,479,569

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history.

Other receivables that are past due less than one year are generally not considered impaired. As of December 31, 2011, other receivables of RMB43 million (2010: RMB46 million) of the Group were past due but not impaired. The credit terms of these receivables were repayment on demand. The ageing analysis of these other receivables is as follows:

	December 31, 2010	December 31, 2011

Within 1 year	4,642	5,714
Between 1 and 2 years	9,456	8,670
Between 2 and 3 years	9,410	5,801
Over 3 years	22,157	22,690

	45,665	42,875

As of December 31, 2011, other receivables of RMB185 million (2010: RMB191 million) of the Group were impaired and a provision of RMB182 million (2010: RMB187 million) was made. It was assessed that a portion of the receivables is expected to be recovered. The ageing analysis of these receivables is as follows:

	December 31, 2010	December 31, 2011

Between 2 and 3 years	59	17
Over 3 years	190,690	185,118

	190,749	185,135

Movements on the provision for impairment of other receivables are as follows:

	2010	2011

As of January 1	221,332	186,553
Exchange loss	-	-
Provision for impairment	28,206	1,536
Written off	(60,400)	-
Reversal	(2,585)	(5,803)

As of December 31	186,553	182,286

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	Bank balance and cash

	December 31, 2010	December 31, 2011

Restricted cash	462,935	1,013,435
Time deposits	50,000	40,000

Restricted cash and time deposits	512,935	1,053,435

Cash and cash equivalents	8,982,710	10,591,306

	9,495,645	11,644,741

As of December 31, 2010 and 2011, restricted cash mainly represented deposits held for use in environmental restoration or issued letters of credit and notes payable (Note 23).

As of December 31, 2011, the annual effective interest rate of the above time deposits was 1.58% (2010: 2.75%) with average maturity of one year (2010: one year).

As of December 31, 2011, bank balances and cash on hand of the Group were denominated in the following currencies.

	December 31, 2010	December 31, 2011

RMB	9,054,616	11,316,826
USD	303,253	296,886
HKD	31,131	18,250
EUR	3,003	6,383
AUD	103,642	6,396

	9,495,645	11,644,741

18.	Share capital

	December 31, 2010	December 31, 2011

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As of December 31, 2010 and 2011, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

On January 4, 2011, the Trading Moratorium of 5,649,217,045 A shares was uplifted and as of December 31, 2011, all shares of the Company were listed tradable shares.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	Reserves

(i)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve and other government subsidies granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group (Note 21(ii)). Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

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

(iii)	Special reserve

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC and other relevant regulatory bodies, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and is not available for distribution to shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings

	December 31, 2010	December 31, 2011

Long-term borrowings
Bank and other loans (Note (a))
- Secured (Note 24)	705,405	447,163
- Guaranteed (Note (e))	2,883,313	3,723,744
- Unsecured	20,483,474	19,259,546

	24,072,192	23,430,453
Medium-term notes and long-term bonds (Note (b))
- Guaranteed (Note (e))	1,986,133	1,987,107
- Unsecured	11,923,820	14,715,440

	13,909,953	16,702,547
Total long-term borrowings	37,982,145	40,133,000

Current portion of long-term borrowings	(10,258,278)	(4,164,474)

Non-current portion of long term- borrowings	27,723,867	35,968,526

Estimated fair value of total long-term borrowings	37,886,755	39,884,181

Short-term borrowings
Bank and other loans (Note (c))
- Secured (Note 24)	215,000	613,000
- Guaranteed (Note (e))	1,225,000	1,645,045
- Unsecured	19,149,680	30,064,749

	20,589,680	32,322,794

Short-term bonds, unsecured (Note (d))	10,871,911	10,250,577

Current portion of long-term borrowings	10,258,278	4,164,474

Total short-term borrowings and current portion of long-term borrowings	41,719,869	46,737,845

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings (Continued)

As of December 31, 2011, except for borrowings of the Group amounting to RMB47 million (2010: RMB50 million), RMB6 million (2010: nil) and RMB2,628 million (2010: RMB938 million) were denominated in JPY, EUR and USD respectively, all other borrowings were denominated in RMB.

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group are set out below:

Bank and other financial institution loans	Other loans

	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011

Within 1 year	5,252,402	4,152,354	12,126	12,120
Between 1 and 2 years	3,612,382	6,276,588	12,126	12,230
Between 2 and 5 years	11,420,768	11,604,870	36,377	36,692
Over 5 years	3,673,783	1,296,000	52,228	39,599

	23,959,335	23,329,812	112,857	100,641

Wholly repayable within 5 years	19,788,446	19,951,812	-	21,877

(ii)	Other loans were provided by local bureaus of MOF to the Group.

(iii)	The weighted average annual interest rates of long-term bank and other loans for the years ended December 31, 2010 and 2011 are 5.25% and 5.62%, respectively.

(b)	Medium-term notes and long-term bonds

As of December 31, 2010 and 2011, outstanding long-term bonds and medium-term notes are summarized as follows:

	Face value /maturity	Effective interest rate	December 31, 2010	December 31, 2011

2007 long-term bonds	2,000,000/2017	4.64%	1,986,133	1,987,107
2008 medium-term notes	5,000,000/2011	5.62%	4,993,750	-
2008 medium-term notes	5,000,000/2013	4.92%	4,957,500	4,970,489
2010 medium-term notes	1,000,000/2015	4.34%	986,381	989,079
2010 medium-term notes	1,000,000/2015	4.20%	986,189	988,900
2011 medium-term notes (Note)	5,000,000/2016	6.03%	-	4,979,707
2011 Jiaozuo medium-term bonds	800,000/2016	6.85%	-	795,694
2011 medium-term bonds	2,000,000/2014	6.36%	-	1,991,571

			13,909,953	16,702,547

Note:

The medium-term bonds were issued at fixed annual coupon rate of 5.86% with a five year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary.

Long-term bonds and medium-term notes were issued for capital expenditure purposes and operating cash flows and bank loans re-financing, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings (Continued)

Notes: (Continued)

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rates of short-term bank and other loans for the years ended December 31, 2010 and 2011 are 4.55% and 5.59%, respectively.

(d)	Short-term bonds

As of December 31, 2010 and 2011, outstanding short-term bonds are summarized as follows:

	Face value /maturity	Effective interest rate	December 31, 2010	December 31, 2011

2010 short-term bonds	5,000,000/2011	3.04%	5,101,634	-
2010 short-term bonds	5,000,000/2011	3.17%	5,070,277	-
2010 short-term bonds	300,000/2011	3.70%	300,000	-
2010 short-term bonds	400,000/2011	3.82%	400,000	-
2011 short-term bonds	5,000,000/2012	4.63%	-	5,137,435
2011 short-term bonds	5,000,000/2012	5.36%	-	5,113,142

			10,871,911	10,250,577

All the above short-term bonds were issued for working capital.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	Borrowings (Continued)

Notes: (Continued)

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2010	December 31, 2011

Long-term bonds
Bank of Communications ()	1,986,133	1,987,107

Long-term loans
Chinalco	1,581,301	1,419,038
Luoyang Economic Investment Co., Ltd. () (Note (ii))	98,832	90,241
Lanzhou Aluminum Factory () (Note (i))	36,200	31,600
Yichuan Power Industrial Group Company () (Note (ii))	58,595	41,822
Luoyang Longquan Aluminum Products Co., Ltd. () (Note (ii))	51,300	-
China Nonferrous Metals Processing Technology Co., Ltd. () (Note (iii))	37,085	26,469
The Company	1,020,000	2,114,574

	2,883,313	3,723,744

Short-term loans
Chinalco	1,225,000	1,330,000
The Company	-	315,045

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	Guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	Guarantors are non-controlling shareholders of a subsidiary of the Company.

(iii)	Guarantor is a subsidiary of Chinalco.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	Other non-current liabilities

	December 31, 2010	December 31, 2011

Obligations in relation to early retirement schemes (Note (i))	208,378	131,540
Deferred government grants	125,710	345,689
Deferred government subsidies (Note (ii))	293,972	148,532
Others	49,710	20,330

	677,770	646,091

Notes:

(i)	Obligations in relation to early retirement schemes

During the years ended December 31, 2009 and 2010, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As of December 31, 2010 and 2011, included in 'other non-current liabilities' were obligations in relation to retirement benefits under the Group's early retirement schemes as follows:

	2010	2011

As of January 1,	303,205	292,862
Provision made during the year (Note 29)	69,072	2,772
Interest costs	5,778	4,049
Utilization during the year	(85,193)	(98,499)

As of December 31,	292,862	201,184

Non-current	208,378	131,540
Current (Note 22)	84,484	69,644

	292,862	201,184

(ii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met (Note 19(i)).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	Other payables and accrued expenses

	December 31, 2010	December 31, 2011

Payable for capital expenditures	4,201,502	3,989,663
Sales and other deposits from customers	1,215,080	1,249,198
Accrued interest	359,990	363,995
Taxes other than income taxes payable (Note)	391,074	321,311
Accrued payroll and bonus	353,292	206,886
Payables withheld as guarantees and deposits	177,568	191,925
Staff welfare payables	159,579	161,905
Dividends payable	89,272	89,717
Current portion of obligation in relation to early retirement schemes (Note 21)	84,484	69,644
Consideration payable for acquisition of non-controlling interest / businesses	5,740	50,582
Contribution payable for retirement benefits	38,640	28,315
Others	456,848	445,184

	7,533,069	7,168,325

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge

As of December 31, 2011, except for other payables and accrued expenses of the Group amounting to RMB0 million (2010: RMB2 million), RMB0.2 million (2010: RMB1 million) , RMB3 million (2010: nil) and RMB1 million (2010: RMB7 million) which were denominated in HKD, EUR, USD and AUD respectively, all other payables and accrued expenses were denominated in RMB.

23.	Trade and notes payable

	December 31, 2010	December 31, 2011

Trade payables	4,339,300	6,511,435
Notes payable	2,037,042	1,889,875

	6,376,342	8,401,310

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	Trade and notes payable (Continued)

As of December 31, 2011, except for trade and notes payable of the Group amounting to RMB16 million (2010: RMB41 million) and RMB2 million (2010: RMB1 million) were denominated in USD and EUR respectively, all other trade and notes payable were denominated in RMB.

As of December 31, 2010 and 2011, the ageing analysis of trade and notes payable is as follows:

	December 31, 2010	December 31, 2011

Within 1 year	6,152,987	7,900,950
Between 1 and 2 years	68,421	342,504
Between 2 and 3 years	117,265	35,426
Over 3 years	37,669	122,430

	6,376,342	8,401,310

24.	Pledge of assets

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 20. As of December 31, 2010 and 2011, a summary of these pledged assets is as follows:

	December 31, 2010	December 31, 2011

Property, plant and equipment	1,116,883	1,307,190
Land use rights	126,153	123,270
Inventories	45,000	555,715
Trade and notes receivable	55,000	-

	1,343,036	1,986,175

25.	Cost of sales

For the year ended December 31,

	2009	2010	2011

Purchase of inventories in relation to trading activities	19,432,028	50,843,072	63,216,474
Raw materials and consumables used	17,927,955	27,042,797	39,424,443
Changes in inventories of finished goods and
work in progress	2,498,868	502,066	(2,866,608)
Power and utilities	15,168,348	19,622,054	22,018,365
Depreciation of property, plant and equipment (Note 7)	5,404,648	6,014,643	5,202,402
Employee benefit expenses	4,567,478	4,852,699	5,194,556
Repair and maintenance	641,602	607,059	690,007
Amortization of intangible assets (Note 6)	43,486	52,584	65,189
Others	3,395,033	3,812,967	5,166,539

	69,079,446	113,349,941	138,111,367

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	Operating expenses

(a)	Selling and distribution expenses

For the year ended December 31,

	2009	2010	2011

Transportation and loading expenses	812,479	1,090,831	1,075,730
Packaging expenses	145,518	180,523	213,311
Port expenses	71,418	59,429	60,369
Employee benefit expenses	36,954	37,799	50,259
Sales commissions and other handling fees	22,123	12,990	16,015
Warehouse and other storage fees	32,273	30,119	28,532
Marketing and advertising expenses	12,253	14,818	15,519
Depreciation of non-production property,
plant and equipment (Note 7)	6,992	9,337	20,453
Others	124,910	137,455	142,600

	1,264,920	1,573,301	1,622,788

(b)	General and administrative expenses

For the year ended December 31,

	2009	2010	2011

Employee benefit expenses	1,025,009	840,371	815,000
Taxes other than income tax expense (Note)	546,810	614,704	665,317
Depreciation of non-production property,
plant and equipment (Note 7)	238,174	207,075	156,190
Amortization of land use rights and
leasehold land (Note 8)	47,522	58,745	65,847
Amortization of intangible assets (Note 6)	22,505	14,993	12,362
Operating lease rental expenses	198,975	106,098	137,394
Traveling and entertainment	125,686	141,472	201,231
Utilities and office supplies	78,850	82,737	90,496
Pollutants discharge fees	40,230	33,985	38,261
Repairs and maintenance	48,644	43,911	62,739
Insurance expense	81,424	79,513	75,901
Auditors' remuneration	30,636	25,698	24,245
Legal and other professional fees	46,451	23,370	49,360
Others	425,590	351,068	385,086

	2,956,506	2,623,740	2,779,429

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	Other income and other gains, net

(a)	Other income

For the year ended December 31, 2011, other income represented government grants amounting to RMB186 million (2009: RMB151 million; 2010: RMB329 million).

(b)	Other gains, net

For the year ended December 31,

	2009	2010	2011

Realized gain on future, forward and
option contracts, net (Note)	456,337	248,799	493,325
Unrealized gain on future, forward and
option contracts, net (Note)	(34,012)	56,440	3,531
Gain on disposal of property, plant and equipment, net	(27,344)	29,324	12,021
Gain on disposal of available-for-sale investments	5,827	156,066	256
Others	3,028	395	28,900

	403,836	491,024	538,033

Note:	None of these future, forward and option contracts are designated for hedge accounting.

28.	Finance costs, net

For the year ended December 31,

	2009	2010	2011

Finance income - interest income from banks	(125,139)	(91,109)	(138,778)

Interest expense	3,180,093	3,220,987	4,187,646
Less: Amounts capitalized in property,
plant and equipments (Note 7)	(880,313)	(645,326)	(730,642)

Interest expense, net of capitalized interest	2,299,780	2,575,661	3,457,004
Exchange (gains)/losses, net	(36,816)	10,632	(24,652)

Finance cost	2,262,964	2,586,293	3,432,352

Finance cost, net	2,137,825	2,495,184	3,293,574

Capitalization rate during the year (Note 7)	4.01% to 6.70%	4.10% to 5.15%	4.16% to 6.02%

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	Employee benefit expenses

For the year ended December 31,

	2009	2010	2011

Salaries and bonus	3,992,582	4,231,627	4,365,646
Housing fund	355,305	339,615	398,393
Staff welfare and other expenses (Note)	773,575	747,314	834,943
Employment expense in relation to
early retirement schemes (Note 21)	284,562	69,072	2,772
Retirement benefit costs-defined contribution schemes	809,877	695,866	765,645

	6,215,901	6,083,494	6,367,399

Note:

Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 30.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the years are as follows:

For the year ended December 31,

	2009	2010	2011

Fees	994	870	741
Basic salaries, housing fund, other allowances
and benefits in kind	2,536	2,099	2,571
Discretionary bonus	1,055	929	1,137
Retirement benefit costs-defined contribution schemes	131	113	150

	4,716	4,011	4,599

The remuneration of each director and supervisor of the Company for the year ended December 31, 2009 is set out below:

			Discretionary
Name of directors and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping
(appointed on May 26, 2009)	-	382	191	16	589
Xiao Yaqing
(resigned on March 27, 2009)	-	271	137	11	419
Luo Jianchuan	-	560	293	26	879
Chen Jihua	-	469	169	26	664
Liu Xiangmin	-	469	169	26	664
Shi Chungui	150	-	-	-	150
Kang Yi	211	-	-	-	211
Zhang Zhuoyuan	211	-	-	-	211
Wang Mengkui	211	-	-	-	211
Zhu Demiao	211	-	-	-	211

	994	2,151	959	105	4,209

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	385	96	26	507
Zhang Zhankui	-	-	-	-	-

	-	385	96	26	507

Total	994	2,536	1,055	131	4,716

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2010 is set out below:

			Discretionary
Name of directors and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	648	328	29	1,005
Luo Jianchuan	-	556	285	29	870
Chen Jihua
(resigned on October 28, 2010)	-	428	151	26	605
Liu Xiangmin	-	467	165	29	661
Shi Chungui	150	-	-	-	150
Lv Youqing
(appointed on June 22, 2010)	-	-	-	-	-
Kang Yi
(resigned on June 22, 2010)	99	-	-	-	99
Zhang Zhuoyuan	207	-	-	-	207
Zhu Demiao	207	-	-	-	207
Wang Mengkui	207	-	-	-	207

	870	2,099	929	113	4,011

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	-	-	-	-
Zhang Zhankui	-	-	-	-	-

	-	-	-	-	-

Total	870	2,099	929	113	4,011

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2011 is set out below:

			Discretionary
Name of directors and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	626	298	30	954
Luo Jianchuan	-	551	261	30	842
Liu Caiming	-	516	267	30	813
Liu Xiangmin	-	495	220	30	745
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	197	-	-	-	197
Zhu Demiao	197	-	-	-	197
Wang Mengkui	197	-	-	-	197

	741	2,188	1,046	120	4,095

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	91	30	504
Zhang Zhankui	-	-	-	-	-

	-	383	91	30	504

Total	741	2,571	1,137	150	4,599

The remuneration of the directors and supervisors of the Company fell within the following bands:

Number of individuals

	2009	2010	2011

nil to 1,000	13	12	12
1,000 to 1,500	-	1	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	Directors', supervisors and senior management's remuneration (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

During the year, no options were granted to the directors or the supervisors of the Company (2009 and 2010: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2009 and 2010: nil).

No directors or supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the year ended December 31, 2011, the five highest paid individuals of the Group include 4 (2009: 3; 2010: 3) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining 1 (2009: 2; 2010: 2) individual during the year is as follows:

For the year ended December 31,

	2009	2010	2011

Basic salaries, housing fund, other allowances
and benefits in kind	936	935	465
Discretionary bonus	339	330	154
Retirement benefit costs-defined contribution plans	49	52	30

	1,324	1,317	649

31.	Income tax (benefit)/expense

For the year ended December 31,

	2009	2010	2011

Current income tax expense:
- PRC enterprise income tax	237,690	319,479	230,415

Deferred income tax (benefit)/expense (Note 11)	(948,693)	91,737	(102,923)

	(711,003)	411,216	127,492

The current PRC enterprise income tax of the Group has been provided at the applicable corporate income tax rate of 25% (2009 and 2010: 25%) on the estimated assessable profit for the year. Certain branches and subsidiaries of the Company located in western regions of the PRC are granted tax concessions including preferential tax rates of 15% (2009 and 2010: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which changes depending on the profitability and tax rate applicable to each branch and the Company, on a combine basis. For the year ended December 31, 2011, the effective tax rate applicable to the Company and its branches on a combine basis is 22.58% (2009: 22.40%; 2010: 22.14%).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	Income tax (benefit)/expense (Continued)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows:

For the year ended December 31,

	2009	2010	2011

Profit before income tax	(5,390,597)	1,380,354	817,996

Tax expense calculated at standard income tax rate
of 25% (2009 and 2010: 25%)	(1,347,649)	345,089	204,499
Tax effects of:
Preferential income tax rates applicable to
certain branches and subsidiaries	63,925	(37,288)	(2,449)
Impact of change in income tax rate	-	54,252	(115,496)
Tax losses for which no deferred income tax assets
were recognized (Note 11)	294,464	110,015	107,802
Deductible temporary differences for which
no deferred income tax assets
were recognized (Note 11)	-	62,017	44,640
Utilization of previously unrecognized tax losses
and expenses	-	(48,606)	(8,493)
Tax credit for purchases of qualified equipment		-
(Note 11)	220,205	-	(6,799)
Tax incentive in relation to deduction limits of
certain expenses	(23,777)	(13,267)	(12,459)
Income not subject to tax	(9,420)	(147,484)	(131,484)
Expenses not deductible for tax purposes	91,249	86,488	47,731

Income tax expense	(711,003)	411,216	127,492

Weighted average effective tax rate	13.19%	29.79%	15.59%

The decrease in the weighted average effective rate is mainly due to fluctuation in profitability of certain subsidiaries and branches and increase in deferred tax assets due to change in tax rate of expiration of preferential tax rate period for certain branches.

Share of income tax expense of associates and jointly controlled entities of RMB143 million (2009: RMB27 million; 2010: RMB77 million) and RMB35 million (2009: nil; 2010: RMB23 million) were included in 'share of profit of associates' and 'share of profit of jointly controlled entities', respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	(Losses)/earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the year ended December 31,

	2009	2010	2011

Profit attributable to equity holders of the Company
(RMB)	(4,642,894,000)	778,008,000	237,974,000

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892	13,524,487,892

Basic earnings per share (RMB)	(0.34)	0.06	0.02

(b)	Diluted

Diluted earnings per share for the years ended December 31, 2009, 2010 and 2011 are the same as the basic earnings per share as there are no dilutive potential shares.

33.	Dividends

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lower of:

(i)	the sum of current period net profit and opening retained earnings in accordance with IFRS,

(ii)	the sum of current period net profit and opening retained earnings in accordance with China Accounting Standards, and

(iii)	amount limited by the Company Law of the PRC.

The dividends paid in 2011 were RMB154 million (RMB0.0114 per share) (2009 and 2010: nil).

The Board does not recommend any payment of final dividend for the year ended December 31, 2011 (2009: nil; 2010: RMB154 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

34.	Cash flows generated from operating activities

For the year ended December 31,

	Note	2009	2010	2011

Cash flows generated from operating activities
Profit before income tax		(5,390,597)	1,380,354	817,996
Share of profits of jointly controlled entities	9(a)	50,392	(233,784)	(122,262)
Share of profits of associates	9(b)	(77,056)	(240,028)	(402,701)
Depreciation of property, plant and equipment	7	5,935,784	5,889,393	5,657,157
Gain on disposal of property, plant and equipment	27(b)	27,344	(29,324)	(12,021)
Gain on disposals of available-for-sale investments	27(b)	(5,827)	(156,066)	(256)
Impairment loss on property, plant and equipment	7	623,791	701,781	279,750
Amortization of intangible assets	6	65,991	67,577	77,551
Amortization of prepaid land use rights	8	47,522	58,745	65,847
Amortization of prepaid expenses		25,982	68,385	59,604
Realized and unrealized gain on futures and option contracts	27(b)	(422,325)	(305,239)	(496,856)
Interest income		(4,785)	(4,879)	(5,611)
Interest expense		2,262,964	2,586,293	3,432,352
Others		(3,026)	(19,967)	(24,539)

		3,136,154	9,763,241	9,326,011
Changes in working capital:
Increase in inventories		(512,804)	(1,356,821)	(2,353,204)
Increase in trade and notes receivable		(1,342,354)	(237,764)	(3,474,223)
Increase in other current assets		(650,380)	(515,519)	(2,089,769)
Increase in restricted cash	17	(122,656)	(97,526)	(550,500)
Decrease in other non-current assets		391,040	72,809	161,584
Increase in trade and notes payable		1,585,853	53,100	2,024,968
Decrease in other payables and accrued expenses		(2,967,557)	(252,088)	(18,405)
Decrease in other non-current liabilities		(21,878)	(25,102)	(259,168)

Cash generated from operating activities		(504,582)	7,404,330	2,767,294

PRC enterprise income taxes paid		(201,372)	(300,471)	(277,538)

Net cash generated from operating activities		(705,954)	7,103,859	2,489,756

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
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

(a)	Significant related party transactions

For the year ended December 31,

	Note	2009	2010	2011

Sales of goods and services rendered:

Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries		2,788,571	6,069,774	5,607,258
Associates of Chinalco		3,596	31,869	11,024
Jointly controlled entities		-	-	7,596
Associates		396	-	5,983
Non-controlling shareholder of a subsidiary
and its subsidiaries		3,638,739	4,452,683	4,835,662

		6,431,302	10,554,326	10,467,523

Provision of utility services to:	(ii)
Chinalco and its subsidiaries		341,172	332,701	334,370
Associates of Chinalco		9,572	8,156	13,547
Non-controlling shareholder of a subsidiary
and its subsidiaries		1,510	-	453

		352,254	340,857	348,370

Provision of products processing service to
non-controlling shareholder of a subsidiary		-	-	13,969

Purchase of goods and services:

Purchase of engineering, construction and
supervisory services from:	(iii)
Chinalco and its subsidiaries		4,947,307	3,503,363	3,259,624
Non-controlling shareholder of a subsidiary
and its subsidiaries		19,740	5,894	22,681

		4,967,047	3,509,257	3,282,305

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(a)	Significant related party transactions (Continued)

For the year ended December 31,

	Note	2009	2010	2011

Purchase of goods and services (Continued):

Purchases of key and auxiliary materials
and finished goods from:	(iv)
Chinalco and its subsidiaries		2,630,835	4,232,369	1,644,429
Associates of Chinalco		74,818	323,835	140,624
Jointly controlled entities		911,462	1,321,202	1,499,136
Associates		4,665	1,458	39
Non-controlling shareholder of a subsidiary
and its subsidiaries		2,595,829	2,483,173	2,195,191

		6,217,609	8,362,037	5,479,419

Provision of social services and
logistics services by:	(v)
Chinalco and its subsidiaries		502,999	264,049	281,956
Non-controlling shareholder of a subsidiary
and its subsidiaries		5,565	475	624

		508,564	264,524	282,580

Provision of utilities services by:	(ii)
Chinalco and its subsidiaries		212,312	163,708	123,243
Associates of Chinalco		-	7,663	6,869
Non-controlling shareholder of a subsidiary
and its subsidiaries		73,369	100,952	145,778

		285,681	272,323	275,890

Provision of products processing service by
Chinalco and its subsidiaries	(i)	50,687	137,601	213,553

Rental expenses for land use rights and buildings
charged by Chinalco and its subsidiaries	(vi)	762,278	643,432	665,105

Other significant related party transactions:

Disposal of an available-for-sale investments
to Chinalco		-	164,697	-

Acquisition of non-controlling interest from
a fellow subsidiary (Note 2.2(ii))		-	-	160,271

Borrowing from a fellow subsidiary		-	-	500,000

Interest expense on borrowing from
a fellow subsidiary		-	-	4,009

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(a)	Significant related party transactions (Continued)

For the year ended December 31,

	Note	2009	2010	2011

Other significant related party transactions:
(Continued)

Entrusted loan/shareholder's loan to:
A jointly controlled entity		-	-	605,041
A non-controlling shareholder of a subsidiary		-	-	63,665

		-	-	668,706

Interest income on entrusted loan/
shareholder's loan to:
A jointly controlled entity		-	-	4,361
A non-controlling shareholder of a subsidiary		-	-	1,140

		-	-	5,501

During the years ended December 31, 2009, 2010 and 2011, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2009, 2010 and 2011 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions controlled by the PRC government.

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
For the years ended December 31, 2009, 2010 and 2011
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

(vii)

Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. This Trademark License Agreement has already expired on June 30, 2011 and terminated naturally.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at year end are as follows:

	December 31, 2010	December 31, 2011

Cash and cash equivalent deposited with
A fellow subsidiary (Note (i))	-	260,940

Trade and notes receivable
Chinalco and its subsidiaries	397,098	506,775
Associates of Chinalco	683	656
Associates	-	3,900
Non-controlling shareholder of a subsidiary and
its subsidiaries (Note (ii))	119,309	-

	517,090	511,331
Less: provision for impairment of receivables	(150,261)	(112,461)

	366,829	398,870

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at year end are as follows: (Continued)

	December 31, 2010	December 31, 2011

Other current assets
Chinalco and its subsidiaries	60,070	122,158
Associates of Chinalco	-	166
Associates	13,915	15,813
Jointly controlled entities	53,887	325,545
Non-controlling shareholder of a subsidiary and
its subsidiaries (Note (ii))	10,070	-

	137,942	463,682
Less: provision for impairment of receivables	(35,912)	(35,907)

	102,030	427,775

Other non-current assets
A jointly controlled entity	-	300,000

Borrowings
A fellow subsidiary	-	500,000

Trade and notes payable
Chinalco and its subsidiaries	146,078	115,192
Associates of Chinalco	1,095	11
Associates	1,001	-
Jointly controlled entities	-	26,952
Non-controlling shareholder of a subsidiary and
its subsidiaries (Note (ii))	3,655	-

	151,829	142,155

Other payables and accrued expense
Chinalco and its subsidiaries	2,337,462	1,913,309
Associates of Chinalco	756	5,746
Jointly controlled entity	332	332
Associates	2,400	4,449
Non-controlling shareholder of a subsidiary and
its subsidiaries (Note (ii))	13,436	-

	2,354,386	1,923,836

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	Significant related party balances and transactions (Continued)

(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at year end are as follows: (Continued)

Note:

(i)

In August 2011, the Company entered into an agreement with Chinalco Finance Company Limited ("Chinalco Finance") (), a wholly-owned subsidiary of Chinalco and a non-bank financial institution incorporated in the PRC, for which Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group ("Financial Service Agreement"). For the year ended December 31, 2011, service fees paid to Chinalco Finance under the Financial Service Agreement was not significant. As of December 31, 2011, the Group has deposits with Chinalco Finance amounting to RMB261 million.

(ii)

Xinan Aluminum (Group) Company Limited ("Xinan Aluminum")) () was a non-controlling interest of a subsidiary of the Company prior to December 30, 2011. On December 30, 2011, Chinalco acquired 32.15% equity interest of Xinan Aluminum. Thereafter, Chinalco's effective equity interest in Xinan Aluminum increased from 17.81% to 49.96% and it exercises de-facto control over Xinan Aluminum. Accordingly, the balances with Xinan Aluminum as of December 31, 2011 were included in "Chinalco and its subsidiaries".

As of December 31, 2011, included in long-term borrowings and short-term borrowings and current portion of long-term borrowings are borrowings payable to other state-owned enterprises amounting to RMB21,669 million (2010: RMB20,148 million), RMB29,823 million (2010: RMB23,959 million) and RMB3,397 million (2010: RMB5,252 million), respectively.

The terms of all balances were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Key management personnel compensation

For the year ended December 31,

	2009	2010	2011

Fees	994	870	741
Basic salaries, housing fund, other allowances
and benefits in kind	3,914	3,476	4,093
Discretionary bonus	1,521	1,384	1,616
Pension costs-defined contribution schemes	206	192	250

	6,635	5,922	6,700

36.	Contingent liabilities

As of December 31, 2010 and 2011, the Group does not have significant contingent liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	Commitments

(a)	Capital commitments of property, plant and equipment

	December 31, 2010	December 31, 2011

Contracted but not provided for	4,611,998	6,450,714
Authorized but not contracted for	28,875,235	33,525,464

	33,487,233	39,976,178

(b)	Commitments under operating leases

Pursuant to non-cancelable lease agreements entered into by the Group, the future aggregate minimum lease payments as of December 31, 2011 are summarized as follows:

	December 31, 2010	December 31, 2011

Not later than one year	626,204	666,963
Later than one year and not later than five years	2,484,490	2,655,916
Later than five years	19,052,618	18,905,447

	22,163,312	22,228,326

(c)	Other capital commitments

As of December 31, 2011, commitments to make capital contribution to the Group's associates amounted to RMB70 million (2010: RMB128 million).

38.	Business combinations under common control

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

Name of acquiree	Principal activities

Henan Zhongzhou Aluminum Construction Company Ltd	Provision of construction and engineering services for mining industry
()
Jiaozuo Hongrui Chemical Company Ltd	Supply of chemical products and accessory supplies for the mining industry
()
Henan Xincheng Construction Supervisory Services Company Ltd	Provision of management services for construction projects work
()
Limestone mine business of Zhongzhou Aluminum	Supply of limestone products
Fengying Company Ltd
()

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2010 and 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	Business combinations under common control (Continued)

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

There is no business combination under common control completed during the years ended December 31, 2010 and 2011.

39.	Subsequent events

(a)

On February 9, 2012, the Company completed the issuance of medium-term notes with a total face value of RMB2 billion at par (face value of RMB100.00 per unit). These notes have fixed annual coupon interest rate of 4.96% and are maturing in three years.

(b)

On March 8, 2012, the Board of Directors approved the Company's private placement of up to 1.25 billion A shares to raise up to RMB8 billion (the "A Share Placement"). The target subscribers are institutional investors and general public investors. As of the date these financial statements are approved, the A Share Placement is subject to approval by the equity holders of the Company and the relevant authorities of the PRC.

(c)

On July 29, 2010, the Company and Rio Tinto Plc ("Rio Tinto"), a limited liability company incorporated in England, entered into a Joint Development Agreement for the development and operation of an open-pit iron ore mine located in Guinea, West Africa (the "Simandou Project"). Pursuant to the agreement, subject to the approval by the relevant Chinese government authorities, the Company agreed to acquire by stages up to 47% equity interests in a joint-venture company to be incorporated by Rio Tinto at a total consideration of USD1.35 billion (equivalent to approximately RMB8.51 billion). On November 28, 2011, the Company, through a wholly owned subsidiary, and four external investors entered into a framework agreement to jointly incorporate a joint-venture (the "Chinese Joint-venture") to jointly invest in the 47% interest in the Simandou Project. Pursuant to this framework agreement, the Company is responsible for a total capital contribution of USD880 million (equivalent to approximately RMB5,544 million) for 65% equity interest in this Chinese Joint-venture. As of the date these financial statements are approved, the Chinese Joint-venture has obtained all necessary approval from relevant Chinese government authorities and has made the relevant capital contribution according to the framework agreement.

(d)

On April 2, 2012, the Company announced that it made an offer to acquire at least 56% and up to 60% of the issued and outstanding common shares of SouthGobi Resources Limited ("SouthGobi"), a limited liability company incorporated in Canada and listed on Toronto Stock Exchange and The Hong Kong Stock Exchange Limited at Canadian Dollar 8.48 (equivalent to approximately RMB53.57) per share (the "Offer"). SouthGobi is an integrated coal mining development and exploration company with metallurgical and thermal coal mines in Mongolia's South Gobi region. In connection with the Offer, the Company entered into a lock-up agreement with Ivanhoe Mining Limited ("Ivanhoe") on April 2, 2012, pursuant to which, Ivanhoe agreed, among other covenants, to tender to the Offer all of the common shares held or subsequently acquired during the offer period. The total share to be held by Ivanhoe is expected to represent approximately 57.6% of the equity interests of SouthGobi. The Offer is subject to the approval by the Company's shareholders and the Offer period is currently expected to commence on or before July 5, 2012.

On April 16, 2012, the Mineral Resources Authority of Mongolia announced a request to suspend all exploration and mining activities on certain licenses of mines located in Mongolia owned by SouthGobi Sands LLC, a wholly-owned division of SouthGobi. The Company is currently assessing the implication of this matter on the proposed Offer.

(e)

On April 23, 2012, the Company entered into an agreement with Winsway Resources Holdings Limited ("Winsway Resources"), a limited liability company incorporated in the British Virgins Islands, to acquire a total of 29.9% equity interest in Winsway Coking Coal Holdings Ltd. ("Winsway"), a limited liability company incorporated in the British Virgin Islands and listed on The Stock Exchange of Hong Kong Limited, at a total cash consideration of HKD2,392 million (equivalent to RMB1,941 million). Winsway is principally engaged in trading of coking coal. The transaction is subject to the approval by the Company's shareholders.

