Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2012-10-09
CIK 1161611

As filed with Securities and Exchange Commission on October 9, 2012

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

Yes [ ] No [X]

EXPLANATORY NOTE

This annual report on Form 20-F/A (the "Form 20-F/A") is being filed by Aluminum Corporation of China Limited (the "Registrant") as an amendment to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 27, 2012 (the "Form 20-F"). This Form 20-F/A is filed in its entirety. The Registrant has been requested by the U.S. Securities and Exchange Commission to include, and hereby includes on pages 37, 38, 39 and 58 of this Form 20-F/A, additional information with regard to its trading of outsourced non-ferrous metal products and coal. In addition, the Registrant has also amended the exhibit index and filed Exhibits 1.1, 2.1, 2.2, 2.3 and 4.1 to this Form 20-F/A. In connection with the filing of Exhibit 1.1, the Registrant has also amended the disclosure on page 101 of this Form 20-F/A.

This Form 20-F/A includes currently-dated certifications by our principal executive officer and principal financial officer. This Form 20-F/A speaks as of the date of the initial filing of the Form 20-F, except for information or events specifically stated therein and the certifications referenced above.

This Form 20-F/A makes no changes to the consolidated financial statements of the Registrant. Other than what is stated above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F as originally filed on April 27, 2012 or reflect any events that have occurred after the original filing of the Form 20-F on April 27, 2012.

TABLE OF CONTENTS

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

Sales and Marketing

We coordinate substantially all of our sales and marketing activities of our self-produced alumina products and some of our sales and marketing activities of our self-produced primary aluminum products through Chalco Trading. Our subsidiaries and branches sell substantially all of our self-produced aluminum fabrication products and some of our self-produced primary aluminum products directly to external customers. Our alumina refineries sell our self-produced alumina chemical products directly to external customers or indirectly through Chalco Trading for subsequent external trading. For all of our self-produced products that are sold either through Chalco Trading for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sales services and strengthening our presence in the marketplace. Since late 2009, we also have been engaged substantially in the trading of non-ferrous metal products including alumina, primary aluminum, cooper, zinc and lead as well as coal products that we source from third-party suppliers through Chalco Trading.

Alumina

We sell our self-produced alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2011, we supplied approximately 7.5 million tonnes of alumina produced at our refineries to our own smelters, which represented approximately 64.3% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading. We sold approximately 1.3 million tonnes of outsourced alumina in 2011.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined at a percentage of the average three-month primary aluminum futures prices on the SHFE in the past calender month. Chalco Trading coordinates the external sales of our alumina products. In the fourth quarter of each year, Chalco Trading hosts an annual national sales conference for our primary aluminum smelter customers and alumina suppliers with the presence of the representatives from our branches with alumina operations. At the sales conference, Chalco Trading enters into most of our external sales contracts for alumina.

Chalco Trading sells our self-produced alumina and alumina sourced from third-party suppliers to smelters throughout China. All of our major customers in the past three years have been domestic smelters. In the case of alumina sourced from third-party suppliers, we may procure alumina under long-term supply agreements or on the spot market. Our long-term supply agreement for the procurement of alumina normally sets forth the quantity of alumina to be procured by us in each month with the price for each monthly delivery to be determined through negotiations in the month before delivery. We are normally required to pay the full price of the outsourced alumina before each delivery.

We sell most of our self-produced alumina and a portion of the outsourced alumina under long-term sales agreements with terms ranging from one year to five years. Our long-term sales agreement for alumina normally sets forth the quantity of alumina to be sold by us in each year or month with the price for each monthly delivery to be determined at a percentage of the average three-month primary aluminum futures prices on the SHFE in the calender month before delivery. Our customer is normally required to pay for its procurement before each delivery. As a result, fluctuations of primary aluminum prices on the SHFE affect alumina prices under our long-term sales agreements.

Chalco Trading sells the rest of our self-produced and outsourced alumina products on the spot market. We set, and adjust as necessary, reference sales prices for the self-produced alumina products. In 2011, our highest and lowest reference spot price of domestic alumina was RMB3,000 (US$477) per tonne and RMB2,800 (US$445) per tonne, respectively. We set the price for the external sales of alumina products by reference to alumina prices at reference markets and taking into account the following considerations:

*	alumina imports into China, CIF Chinese ports;

*	international and domestic transportation costs;

*	our short-term and mid-term projections for alumina;

*	the 17% value-added tax applicable to our products;

*	import related fees; and

*	domestic supply and demand.

We sell the rest of the outsourced alumina on the spot market at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions.

Primary Aluminum

Our primary aluminum manufacturing subsidiaries and branches sell a portion of our primary aluminum output directly to external customers. Our primary aluminum manufacturing subsidiaries and branches also sell a portion of our primary aluminum output internally to Chalco Trading at prices based on the futures prices of primary aluminum on SHFE. Chalco Trading then coordinates the external sales of primary aluminum. We consume the remaining primary aluminum output at our own aluminum fabrication plants. Our subsidiaries and branches and Chalco Trading sell our self-produced primary aluminum products to external customers through the following three channels:

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

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We sold approximately 2.1 million tonnes of outsourced primarily aluminum in 2011.

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

We sell substantially all of our self-produced and outsourced primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Although we have conducted export sales in the past, substantially all of our external sales of primary aluminum in 2011 were domestic sales. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our self-produced primary aluminum products, taking into account three main factors: the primary aluminum spot prices and futures price on the SHFE; our production costs and expected profit margins; and supply and demand. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. As part of our efforts to coordinate and centralize sales, we also set minimum prices for primary aluminum products that are sold directly to external consumers by our subsidiaries and branches with respect to each region in China where our primary aluminum is sold. These minimum prices are determined by reference to the SHFE spot price for primary aluminum. The smelter filling a particular order from a external customer is generally responsible for negotiating the pricing and delivery terms and must comply with the minimum pricing guidelines unless it obtains prior approval from our headquarters. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

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

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been substantially engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see "- Alumina" and "- Primary Aluminum" for more details. In addition, we also sell other non-ferrous metal products such as cooper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements or short-term futures and options transactions. Chalco Trading has a team with trading expertise to conduct research on the markets of non-ferrous metal products and other materials. From time to time, we may enter into futures and options transactions to hedge against price fluctuations in the non-ferrous metal product market.

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

Price Volatility of Non-ferrous Metal Products.

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from trading of outsourced non-ferrous metal products in 2011 due to our significant trading volumes. In 2011, the gross profit margin of our external sales of products purchased from external sources in our trading segment was approximately 0.8%, compared with approximately 1.0% for our external sales of self-produced products in our trading segment. Our revenue and gross profit generated from external sales of products purchased from external sources in 2011 was approximately RMB63,408 million and RMB529 million, respectively, representing approximately 63.8% and 60.5%, respectively, of total revenue and gross profit from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in non-ferrous metal product market. However, short-term price volatility of non-ferrous metal products remains a key factor affecting our operation result, as we need to make the correct prediction of the price trends of the non-ferrous metal products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell non-ferrous metal product at low prices or to purchase non-ferrous metal product at high prices, which may adversely affect gross margins and profitability.

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

See Exhibit 1.1 for the full text of our Articles of Association.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	English translation of Articles of Association of Aluminum Corporation of China Limited
2.1*	Registrant's Specimen American Depositary Receipt
2.2*	Registrant's Specimen Certificate for H Shares
2.3*	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts
4.1*	English translation of Form of Employment Contract
8.1

List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2011 (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 27, 2012)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

Letter from PricewaterhouseCoopers (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 27, 2012)

* Filed with this annual report on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F/A on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By: /XIONG Weiping

Name: XIONG Weiping
Title: Chief Executive Officer

Date: October 9, 2012

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

