Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2014-04-01
CIK 1161611

As filed with Securities and Exchange Commission on April 1, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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
(86) 10 8229 8560
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2013:

Domestic Shares, par value RMB1.00 per shar	9,580,521,924

H Shares, par value RMB1.00 per share	3,943,965,968

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

Yes [ ] No [X]

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information, may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

* * * * * * * * * * * * * * * *

future general economic conditions;

future conditions in the international and China capital markets;

future conditions in the financial and credit markets;

future prices and demand for our products;

future PRC tariff levels for alumina and primary aluminum;

sales of our products;

the extent and nature of, and potential for, future development;

production, consumption and demand forecasts of bauxite, coal, alumina and primary aluminum;

expansion, consolidation or other trends in the primary aluminum industry;

the effectiveness of our cost-saving measures;

future expansion, investment and acquisition plans and capital expenditures;

competition;

changes in legislation, regulations and policies;

estimates of proven and probable bauxite reserves;

our research and development plans; and

our dividend policy.

CERTAIN TERMS AND CONVENTIONS

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

"Baotou Aluminum" refers to Baotou Aluminum Company Limited, our wholly-owned subsidiary established under the PRC law;

"Baotou Group" refers to Baotou Aluminum (Group) Co., Ltd., one of our shareholders;

"bauxite" refers to a mineral ore that is principally composed of aluminum;

"Bayer process" refers to a refining process that employs a strong solution of caustic soda at an elevated temperature to extract alumina from ground bauxite;

"Board" refers to our board of directors;

"CBEX" refers to China Beijing Equity Exchange, an approved equity exchange for the transfer of State-owned assets;

"Chalco Energy" refers to Chalco Energy Co., Ltd., our wholly-owned subsidiary established under the PRC law;

"Chalco Hong Kong" refers to Chalco Hong Kong Limited, our wholly-owned subsidiary established under Hong Kong Law;

"Chalco Iron Ore" refers to Chalco Iron Ore Holding Limited, our subsidiary until December 2013 when we disposed of 65% of its equity interest to Chinalco;

"Chalco Liupanshui" refer to Chalco Liupanshui Hengtaihe Mining Co., Ltd., 49% of the equity interest of which is owned by us;

"Chalco Mining" refers to Chalco Mining Co., Ltd., our wholly-owned subsidiary established under the PRC law;

"Chalco Nanhai" refers to Chalco Nanhai Alloy Company, 60% of the equity interest of which is owned by us;

"Chalco Ruimin" refers to Chalco Ruimin Company Limited, our subsidiary until June 2013 when we disposed of 93.30% of its equity interest to Chinalco;

"Chalco Southwest Aluminum" refers to Chalco Southwest Aluminum Company Limited, our subsidiary until June 2013 when we disposed of 60% of its equity interest to Chinalco;

"Chalco Southwest Aluminum Cold Rolling" refers to Chalco Southwest Aluminum Cold Rolling Company Limited, our wholly-owned subsidiary until June 2013 when we disposed of its entire equity interest to Chinalco;

"Chalco Trading" or "CIT" refers to China Aluminum International Trading Co., Ltd., our wholly-owned subsidiary established under the PRC law;

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

"Fushun Aluminum" refers to Fushun Aluminum Company Limited, our wholly-owned subsidiary established under the PRC law;

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

"Henan Aluminum" refers to Chinalco Henan Aluminum Company Limited, our subsidiary until June 2013 when we disposed of 90.03% of its equity interest to Chinalco;

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

"Huatong Charcoal" refers to Qinghai Aluminum Huatong Charcoal Co., Ltd., a subsidiary of Chinalco;

"Huaxi Aluminum" refers to Huaxi Aluminum Company Limited, our subsidiary until June 2013 when we disposed of 56.86% of its equity interest to Chinalco;

"Bayer-sintering combined process" and "Bayer-sintering series process" refer to the two methods of refining process developed in China which involve the combined application of the Bayer process and the sintering process to extract alumina from bauxite;

"Japanese Yen" refers to the lawful currency of Japan;

"Jiaozuo Wanfang" refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., 17.75% of the equity interest of which was owned by us as of December 31, 2013. Jiaozuo Wanfang was our subsidiary from January 1, 2008 when we established de facto control over it to April 19, 2013 when it completed its private placement of A shares;

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

"MIIT" refers to Ministry of Industry and Information Technology of the PRC;

"Nanping Aluminum" refers to Fujian Nanping Aluminum Company Limited;

"NDRC" refers to China National Development and Reform Commission;

"Ningxia Energy" refers to Chalco Ningxia Energy Group Co., Ltd. (formerly Ningxia Electric Power Group Co., Ltd.) and we acquired 70.82% of its equity interest in January 2013;

"Northwest Aluminum" refers to Northwest Aluminum Fabrication Branch, our wholly-owned branch until June 2013 when we disposed of all its assets to a subsidiary of Chinalco;

"NYSE" or "New York Stock Exchange" refers to the New York Stock Exchange Inc.;

"ore-dressing Bayer process" refers to a refining process we developed to increase the alumina-to-silica ratio of bauxite;

"Pingguo Aluminum" refers to Pingguo Aluminum Company;

"Qingdao Light Metal" refers to Chalco Qingdao Light Metal Company Limited, our wholly-owned subsidiary until June 2013 when we disposed of its entire equity interest to Chinalco;

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

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.0537 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical exchange rates between the Renminbi and the U.S. dollar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

Historical Financial Information

Our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. We disposed of substantially all of our aluminum fabrication operations to Chinalco in June 2013. As a result, the operating results of our aluminum fabrication segment were presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013. Our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012 as presented in this annual report are revised to reflect the reclassification between continuing operations and discontinued operation accordingly. We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this annual report. Ernst & Young, our current independent registered public accounting firm, has issued an unqualified auditor's report on our consolidated statements of financial position as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2012 and 2013. PricewaterhouseCoopers, our predecessor independent registered public accounting firm, has reissued an unqualified auditor's report on our consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended December 31, 2011.

The following tables present selected comprehensive income data and cash flows data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and selected statements of financial position data as of December 31, 2009, 2010, 2011, 2012 and 2013 that were prepared under IFRSs. As the operating results of the aluminum fabrication segment have been presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013, the comparative figures for our consolidated statements of comprehensive income for the years ended December 31, 2009, 2010, 2011 and 2012 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly. The selected financial information for the years ended and as of December 2011, 2012 and 2013 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this annual report.

	Year Ended December 31,

	2009	2010	2011	2012	2013	2013

	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME DATA Continuing Operations
Revenue	65,866,080	113,060,949	138,205,723	143,436,995	169,431,235	27,988,046
Cost of sales	(64,198,931)	(105,647,804)	(130,835,875)	(143,425,940)	(166,679,798)	(27,533,541)

Gross profit	1,667,149	7,413,145	7,369,848	11,055	2,751,437	454,505
Selling and distribution expenses	(1,203,588)	(1,448,100)	(1,487,996)	(1,833,983)	(1,859,220)	(307,121)
General and administrative expenses	(2,795,963)	(2,449,996)	(2,553,358)	(2,750,222)	(2,946,879)	(486,790)
Research and development expenses	(177,252)	(162,021)	(206,430)	(184,683)	(193,620)	(31,984)
Impairment loss on property, plant and equipment	(623,791)	(701,781)	(279,750)	(19,903)	(501,159)	(82,786)
Other income	146,746	316,752	159,774	734,852	805,882	133,122
Other gains/(losses), net	368,881	471,281	502,462	(16,989)	7,399,252	1,222,269

Operating (loss)/profit from continuing operations	(2,617,818)	3,439,280	3,504,550	(4,059,873)	5,455,693	901,215
Finance costs, net	(1,828,881)	(2,190,355)	(2,916,791)	(4,060,624)	(5,233,070)	(864,441)

Operating (loss)/profit from continuing operations less finance costs	(4,446,699)	1,248,925	587,759	(8,120,497)	222,623	36,774
Share of (losses)/profits of joint ventures	(50,392)	233,784	122,262	37,040	148,749	24,572
Share of profits of associates	77,056	239,458	400,706	256,081	511,869	84,555

(Loss)/profit before income tax from continuing operations	(4,420,035)	1,722,167	1,110,727	(7,827,376)	883,241	145,901
Income tax benefit/(expense) from continuing operations	742,524	(398,739)	(121,175)	371,092	(339,551)	(56,090)

(Loss)/profit for the year from continuing operations	(3,677,511)	1,323,428	989,552	(7,456,284)	543,690	89,811

Discontinued operation

(Loss)/profit for the year from discontinued operation	(1,002,083)	(354,290)	(299,048)	(1,187,299)	207,144	34,218

(Loss)/profit for the year	(4,679,594)	969,138	690,504	(8,643,583)	750,834	124,029

(Loss)/profit Attributable to:
Owners of the parent	(4,642,894)	778,008	237,974	(8,233,754)	975,246	161,099
Non-controlling interests	(36,700)	191,130	452,530	(409,829)	(224,412)	(37,070)

Dividends	-	154,179	-	-	-	-

Basic and diluted (loss)/earnings per share	(0.34)	0.06	0.02	(0.61)	0.07	0.01
Earnings/(loss) per ADS	(8.58)	1.44	0.44	(15.22)	1.80	0.30

Dividends (expressed in RMB and US$ per share and per ADS)
Interim dividends per share	-	-	-	-	-	-
Interim dividends per ADS	-	-	-	-	-	-
Special dividends per share	-	-	-	-	-	-
Special dividends per ADS	-	-	-	-	-	-
Final dividends per share	-	-	0.0114	-	-	-
Final dividends per ADS	-	-	0.2850	-	-	-
Proposed dividends per share	-	0.0114	-	-	-	-
Proposed dividends per ADS	-	0.2850	-	-	-	-

As of December 31,

2009	2010	2011	2012	2013	2013

RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
CONSOLDATED STATEMENTS OF FINANCIAL POSITION DATA
Total current assets	36,333,877	41,324,547	49,969,708	49,016,016	63,065,421	10,417,666
Total non-current assets	97,641,312	99,997,492	107,164,449	126,000,866	136,441,633	22,538,553

Total assets	133,975,189	141,322,039	157,134,157	175,016,882	199,507,054	32,956,219

Total current liabilities	40,029,861	55,733,547	62,360,398	83,853,411	96,737,581	15,979,911
Total non-current liabilities	38,364,171	28,401,637	36,619,073	37,392,321	49,067,354	8,105,350

Total liabilities	78,394,032	84,135,184	98,979,471	121,245,732	145,804,935	24,085,261

Net assets	55,581,157	57,186,855	58,154,686	53,771,150	53,702,119	8,870,958

Long-term interest bearing loans and (excluding current portion)	37,804,482	27,723,867	35,968,526	36,635,652	46,294,828	7,647,361

	Year Ended December 31,

	2009	2010	2011	2012	2013	2013

	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
OTHER FINANCIAL DATA
Net cash flows (used in)/generated from operating activities	(705,954)	7,103,859	2,489,756	1,122,352	8,251,338	1,363,024
Net cash flows used in investing activities	(9,477,193)	(8,260,317)	(9,714,547)	(23,153,090)	(7,686,069)	(1,269,648)
Net cash flows generated from financing activities	1,576,713	2,717,553	8,842,453	20,428,953	1,758,409	290,468

Net (decrease)/increase in cash and cash equivalents	(8,606,434)	1,561,095	1,617,662	(1,601,785)	2,323,678	383,844

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Chinese Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve H.10 Statistical Release. On March 28, 2014, the exchange rate for Renminbi was US$1.00 = RMB6.2117.

Period	Period End	Average(1)	Low	High

	(RMB per US$1.00)

2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 28, 2014)	6.2117	6.1707	6.1183	6.2273

_________________________
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

Our business is vulnerable to downturns in the general economy and industries in which we operate or which we serve. A reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products depends on the general economy and level of activity and growth in the industries where we operate or serve. Development of the relevant industries is subject to various factors, including but not limited to market fluctuations of prices of commodities, general political or economic conditions, technology development, government investment plans and regulations, fluctuation in global production capacity and global and regional weather conditions, many of which are beyond our control. Unfavorable financial or economic conditions, such as those caused by the recent global financial and economic crisis, including the sovereign-debt crisis in the European Union and the continued weakness and uncertainty regarding the durability of the emerging economic recovery have adversely affected the global economy and resulted in a significant decrease in our sales volumes. If a global recession recurs, demand for our products may continue to decline. In addition, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, unemployment, consumer confidence, declining asset values, capital market volatility and liquidity issues have created difficult operating conditions for us in the past and may continue to do so in the future. Furthermore, the PRC Government has, from time to time, adjusted its monetary, fiscal and other policies and measures to manage the rate of growth of the economy or the overheating and overcapacity in certain industries or markets. As a result, the general economy in the PRC or the world or any particular industry in which we operate or which we serve may grow at a lower-than-expected rate or even experience a downturn. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

Volatility in the prices of alumina, primary aluminum, other non-ferrous metal and other commodities may adversely affect our business, financial condition and results of operations.

The prices of the products we produce and trade, including alumina, primary aluminum, other non-ferrous metal and coal products, have historically fluctuated and are expected to continue fluctuating in response to general economic conditions, supply and demand and the level of global inventories, which are beyond our control.

We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. Primarily as a result of the recovery of the global economy from the global financial crisis, the Australian FOB spot price of alumina and the international spot price of primary aluminum on the LME reached a high of US$440 per tonne and US$2,802 per tonne, respectively, in the first half of 2011, compared with US$390 per tonne and US$2,447 per tonne, respectively, in 2010. However, since the third quarter of 2011, demand for alumina and primary aluminum has been negatively affected by the European debt crisis. As a result, the Australian FOB spot price of alumina and the international spot price of primary aluminum on the LME have been generally decreasing and reached a low of US$308 per tonne and US$1,837 per tonne, respectively, in 2012. In 2013, demand for alumina and primary aluminum fluctuated. The Australian FOB spot price of alumina reached a high of US$351.5 and a low of US$312.5 per tonne and the international spot price of primary aluminum on the LME reached a high of US$2,123.0 per tonne and a low of US$1,694.5 per tonne in 2013. Our average external selling price of self-produced alumina and primary aluminum decreased by approximately 5.1% and 6.9%, respectively, from 2012 to 2013. Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in alumina or primary aluminum prices. There is no assurance that there will be no further falls in prices of our key products, including alumina, primary aluminum and other non-ferrous metal, which may materially and adversely affect our business, financial condition and results of operations.

In addition, as the profit margin of trading is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of the non-ferrous metal products and coal products on the markets to ensure the profit margin. If the price fluctuations on the market do not match our prediction, we may incur substantial losses. In addition, as we generate profit from the differences between the purchasing and sales prices of the non-ferrous metal products we deal in, significant fluctuations in the prices of the commodities we deal in may cause the value of the outsourced products in transit or in inventory to decline, and if the carrying value of our existing inventories exceeds the market price in the future periods, we may need to make additional provisions for our inventories' value. As a result, any significant fluctuation in international market prices could materially and adversely affect our business, financial condition and results of operations.

Our business requires substantial capital investments that we may be unable to fulfill.

Our plans to upgrade and expand our production capacity will require substantial capital expenditures. See "Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion." We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. As a result, we expect to incur total capital expenditures of approximately RMB9.2 billion in 2014. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

We incurred losses in the past and may not achieve sustained profitability in the future.

Although we were profitable in 2011 and 2013, we incurred a net loss of approximately RMB8.6 billion in 2012. We may incur losses in the future and we cannot assure you that we will sustain profitability in the future.

In addition, we expect that we will continue relying on, in addition to our cash flows generated from operating activities, bank and other loans as well as proceeds from equity-linked notes and bond offerings, to fund our business operations and expansions. Our borrowing costs and access to the debt capital markets, and thus our liquidity, depend significantly on our public credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place us on "credit watch", which would have negative implications. A history of net losses may result in a deterioration of our credit ratings, which could increase our borrowing costs and limit our access to the capital markets, which in turn, could reduce our earnings and adversely affect our liquidity.

Our historical results may not be indicative of our future prospects.

We acquired an aggregate of 70.82% of the equity interest in Ningxia Energy on January 23, 2013. Ningxia Energy is an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. After the acquisition of Ningxia Energy, we have established an energy segment in January 2013 to include (i) operations of Ningxia Energy and (ii) our other energy related operations that were formerly included in our corporate and other operating segment. In addition, in line with our development strategy to focus on the development of our core business of alumina and primary aluminum operations, where we have established leading market positions, and to reduce future capital expenditures on iron ore development, improve asset-to-debt ratio and generate expected cash flows, we disposed of 65% of the equity interest in Chalco Iron Ore to a wholly-owned subsidiary of Chinalco on December 26, 2013 pursuant to the approval of shareholders at the 2013 second extraordinary general meeting held on November 29, 2013. For details of the disposal of Chalco Iron Ore, please see "Item 4. Information on the Company - A. History and Development of the Company - Overseas Development." As a result, our historical results may not be indicative of our future prospects and result of operations.

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.

We have invested in business expansion in line with our development strategy through organic growth, acquisitions and joint ventures. In addition to continuing to expand our existing business lines, we may, from time to time and when we deem appropriate, expand into new industries which we believe have synergies with our existing operations. For example, we have successfully enhanced our energy-related operations through the acquisition of Ningxia Energy in 2013 and participation in joint ventures and strategic investments in coal mining since 2010.

Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

*	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and mining facilities as required under the PRC law;

*	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

*	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

*	achieve sufficient utilization of new production facilities to recover costs;

*	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

*	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

*	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

*	divert significant management attention and resources from our other businesses; and

*	strengthen our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to implement our expansion plans, or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

Furthermore, there is no assurance that we will be able to identify attractive acquisition targets, negotiate acquisitions on favorable terms, obtain necessary governmental approvals on investments, if applicable, accurately estimate the mineral resources and reserves of these acquisition targets or obtain the necessary funding to complete such acquisitions on commercially acceptable terms or at all. Acquisitions may result in the incurrence and inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the acquired businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our businesses, financial condition and results of operations. In particular, if any of the acquired businesses fails to perform as we expect, we may be required to recognize a significant impairment charge, which may materially and adversely affect our businesses, financial condition and results of operations. As a result, there can be no assurance that we will be able to achieve the strategic purpose of any acquisition, the desired level of operational integration or our investment return target.

Our joint ventures and strategic investment may not be successful.

We may from time to time enter into joint venture arrangements to grow our business and operations. For example, since 2010, we have participated in joint ventures and strategic investment in coal mining, in line with our development strategy to diversify our product offering and partially offset our future energy costs, as well as supply a portion of the coal we consume in our operations. In addition, we acquired 70.82% of the equity interest in Ningxia Energy in January 2013, which had joint ventures or held minority interests in a number of power generation companies.

We have non-controlling interests in a number of joint ventures. Although we have not been materially constrained by the nature of our ownership interests, no assurance can be given that our joint venture partners will not exercise their power of veto or their controlling influence in any of our joint ventures in a way that will hinder our corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these joint ventures. In addition, whether or not we hold majority interests or maintain operational control in such joint ventures, such arrangements necessarily involve special risks and our joint venture partners may:

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

During 2012 and 2013, we expanded the production capacity by completing the construction, upgrading or remoulding of some of our alumina and primary aluminum production facilities. We expect our production capacity expansion in recent years to increase our costs of sales, in particular, depreciation and amortization costs. If we are able to maintain satisfactory facility utilization rates and increase our production output, our production capacity expansion will enable us to reduce our unit costs through economies of scale, as fixed costs will be spread over a higher volume of output units. Conversely, underutilization of our existing and newly acquired or constructed production facilities may increase our marginal production costs and prevent us from realizing the intended economic benefits of our expansion. For example, as a result of the decrease in our procurement of imported bauxite from Indonesia in response to the change in Indonesian bauxite export policy, we suspended the operations of certain alumina production facilities in our Shandong branch, Henan branch and Zhongzhou branch with an aggregate annual designed production capacity of 170,000 tonnes in 2012, which adversely affected our results of operations and financial condition. Please see "- Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices." In addition, considering the sustained weak primary aluminum pricing environment and deterioration in primary aluminum prices in 2013 which could not be offset through decreases in our costs, we suspended the operations of certain primary aluminum production facilities in our Shandong branch, Guizhou branch, Zunyi Aluminum, Guangxi branch and Research Institute with an aggregate annual designed production capacity of 380,000 tonnes since June 2013. We also increased our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices in 2012 and 2013 and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases has reduced our utilization of certain production facilities, but has not resulted in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment. Given our high proportion of fixed costs, failure to maintain historical utilization rates may adversely affect our gross and operating margins.

Furthermore, our primary aluminum production may be adversely affected by the administrative policies and orders implemented by the local governments to fulfill China's Energy-Saving and Emission Reduction Goals. Please see "- We are subject to administrative policies and orders relating to China's Energy-Saving and Emission Reduction Goals that could adversely affect our production."

We may be required to record impairment charges in the future.

If business conditions deteriorate, long lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. We recorded impairment loss on property, plant and equipment during the three years ended December 31, 2011, 2012 and 2013. We cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but are not limited to, a sustained decline in our stock price, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base or a material adverse change in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

Cost of electricity is the principal production cost in our primary aluminum operations. Although our average electricity cost per kilowatt-hour, or kWh, of our primary aluminum smelters decreased by approximately 5.1% from 2012 to 2013, there is no assurance that demand for and prices of electricity will not increase in the future. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.

In addition, interruptions in the supply of power can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of power, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. Various regions across China have experienced shortages and disruptions in electrical power, especially during peak demand in the summer or during severe weather conditions. We cannot assure you that our operations will not suffer from shortages or disruptions in electrical power, any occurrence of which could have a material and adverse impact on our business, financial condition and results of operations.

Our operations consume substantial amounts of coal, and our operations may be adversely affected if we are not able to procure sufficient coal or if coal prices rise significantly.

We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. In addition, although our average purchase price per unit tonne of thermal coal used in our alumina production decreased by 10.6% from 2012 to 2013, there is no assurance that the price of coal will not increase in the future. If we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

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

In addition, we have invested in coal mining operations. We are affected by the growth of the PRC thermal power industry, which relies on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources, climate change and global environmental factors. In particular, pursuant to China's 12th Five-Year Plan for Environmental Protection, the PRC government plans to continue to encourage the development of alternative energy sources, such as wind power, solar power, biomass and geothermal energy, from 2011 to 2015. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced, which could have a material and adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition.

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

We are currently undertaking a number of overseas projects, including the bauxite mining projects in Laos and Indonesia, which require significant capital investment. As we are new to these overseas markets, we cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment. For example, in 2007, we entered into a development agreement with the Queensland State Government of Australia ("Queensland State Government") to develop a bauxite and alumina project, the Aurukun Project. However, due to the change in market conditions of global aluminum industries, the Aurukun Project could no longer continue under the original framework. We engaged a series of negotiations with the Queensland State Government, but in June 2011, the Queensland State Government terminated the negotiation. As a result, we had a total impairment charge of RMB651 million of the carrying value of the capitalized development expenditures pertaining to the Aurukun Project in 2010 and 2011. In addition, operations in the overseas markets also expose us to a number of risks including expropriation and nationalization of our assets in foreign countries, civil unrest, acts of terrorism, war, or other armed conflict; natural disasters; inflation; currency fluctuations, devaluations and conversion restrictions; confiscatory taxation or other adverse tax policies, governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds, governmental activities that may result in the deprivation of contractual rights; lack of a well-developed legal system that makes it difficult to enforce our contractual rights; and governmental activities that may result in the inability to obtain or retain licenses required for operations.

Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices.

Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from three major sources, including mines that we own or jointly operate and external suppliers. See "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply." The extent to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. The supply of bauxite could be affected by various factors, including geographic conditions of bauxite mines, government policies, market prices and competition, many of which are beyond our control. We rely on overseas suppliers to obtain a substantial portion of bauxite we use for production, including Indonesia, a major source of imported bauxite of us. In May 2012, the Government of Indonesia imposed a ban on the exportation of 14 types of unprocessed minerals, including bauxite, with an exception for mining companies that plan to build local processing facilities. For mining companies with plans to build local processing facilities, the Government of Indonesia imposes a 20% export tariff on the exportation of these 14 types of minerals. In response to the change in Indonesian bauxite export policy, we reduced our procurement of bauxite from Indonesia, which resulted in a decrease in our total supply of imported bauxite. As a result, in 2012, we suspended the operations of certain alumina production facilities in our Shandong branch, Henan branch and Zhongzhou branch with an aggregate annual designed production capacity of 170,000 tonnes. In January 2014, the Government of Indonesia imposed an absolute ban on the exportation of unprocessed bauxite and nickel without any exception. Prices of imported bauxite may continue to increase as a result of such ban. In addition, as the result of the ban, since January 2014, we have not been able to export the bauxite produced by our bauxite mines in Indonesia for the use of our alumina refineries in China. If we exhaust our stockpiles and cannot find an alternative source of imported bauxite at competitive prices, our financial condition, results of operations and profitability could be materially and adversely affected.

In addition, our results of operations are affected by increases in the cost of other raw materials and other key inputs such as energy. If we cannot obtain a steady supply of key raw materials at competitive prices, our financial condition and results of operations could be materially and adversely affected.

Any transportation interruption or any material increase in our transportation costs could have a material and adverse effect on our business, financial condition and results of operations.

Our operations require the reliable transportation of raw materials and supplies to our refining and smelting sites and finished products to our customers. Our alumina products are mainly transported by rail or trucks and our primary aluminum products are delivered to our customers primarily by rail. There is no assurance that we can always enjoy sufficient transportation capacity or we will not experience transportation interruption in the future. Furthermore, natural disasters may cause interruption to the transportation system, which could in turn affect the transportation of our products. In addition, any changes in fuel prices or fuel supply may be unpredictable and beyond our control. There is no assurance that shortage of fuel will not occur in the future. Any surge in fuel prices or shortage of fuel supply may lead to increases in our operation and transportation costs. If we are unable to make timely deliveries due to logistical and transportation disruptions, or transfer the increased costs to our customers, our production, reputation and results of operations may be adversely affected.

We may not successfully develop and implement new methods and processes.

A main objective of our research and development is to develop new methods and processes to improve the efficiency of our alumina refineries to increase our production yield from bauxite with low alumina-to-silica ratio. If the supply of high quality bauxite with a high alumina-to-silica ratio in China declines, our failure to develop such methods and processes and incorporate them into our production could impede our efforts to reduce unit costs and diminish our competiveness. For example, in 2012, partly due to the decline in the quality of domestically sourced bauxite, our average cost of alumina per tonne increased by approximately RMB152 from that in 2011.

The bauxite reserve data in this annual report are only estimates, which may prove to be inaccurate.

The bauxite reserve data on which we base our production, revenue and expenditure plans are estimates that we have developed internally and may prove inaccurate. There are numerous uncertainties inherent in estimating quantities and qualities of reserves, including many factors beyond our control. If these estimates are inaccurate or the indicated tonnages are not recovered, our business, financial condition, and results of operations may be materially and adversely affected.

Our mining operations have limited mine lives and eventual closure of these operations will entail costs and risks regarding ongoing monitoring, rehabilitation and compliance with environmental standards.

Our existing mining operations in the PRC and overseas have limited mine lives and will eventually be depleted. We need to perform certain procedures to remedy and rehabilitate the environmental and social impact that our mining operations have had on local communities and the environment. Remediation, rehabilitation, closure and removal of our facilities will incur various costs and are subject to various risks. The key costs and risks for mine closures include, but are not limited to, (i) long-term management of permanent engineered structures and acid rock drainage; (ii) closure in accordance with local or international environmental standards; (iii) orderly retrenchment of employees and the third-party contractors; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programmes to new owners. There is no assurance that such closure of mines will be successful and without delays or additional costs, in which case we may be subject to increased costs, penalties or other administrative actions, damages to reputation, even suspension and cancellation of mining permits, the occurrence of which would cause a material and adverse effect to our business, financial condition and results of operations.

Failure to discover new reserves or resources, maintain or enhance existing reserves or resources, develop new mining operations or expand our current mining operations could negatively affect our business, financial condition and results of operations.

Mining exploration is unpredictable in nature. The success of any mining exploration programme depends on various factors, many of which are beyond our control. Due to the unpredictable and speculative nature of the mining industry, there is no assurance that any exploration programme that we are currently undertaking or may undertake in the future will result in the discovery of valuable reserves or resources. There is no assurance that reported resources can be converted into reserves. Furthermore, actual results upon production may differ from those anticipated at the time of discovery. To access additional reserves in explored areas, we will need to successfully complete development projects, including but not limited to extending existing mines and developing new mines. There are a number of uncertainties inherent in the development and construction of any new mine or an extension of an existing mine, including but not limited to (i) the availability and timing of necessary governmental approvals; (ii) the timing and cost necessary to construct mining and processing facilities; (iii) the availability and cost of labor, utilities, auxiliary materials and other supplies and the accessibility of transportation and other infrastructure; and (iv) the availability of funds to finance construction and production activities. There is no assurance that any future exploration activities or development projects will extend the life of our existing mining operations or result in any new economic mining operations and such failure may have a material adverse effect on our business, financial condition and results of operations.

Our significant indebtedness could adversely affect our business, financial condition and results of operations.

We are subject to a high degree of financial leverage. We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2013, we had approximately RMB73.3 billion in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB46.3 billion in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). Please see Note 21 to our audited consolidated financial statements for more detailed information about our borrowings. Primarily as a result of this, we had net current liabilities of RMB33.7 billion as of December 31, 2013. This level of debt could have significant consequences on our operations, including:

*	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our debt and credit facilities should we be unable to obtain extensions for any such debt or credit facilities before they mature. Please see "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources" for maturities of our outstanding long-term borrowings;

*	reducing the availability of cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

*	exposing us to interest rates fluctuations on our borrowings and the risk of being unable to rollover, extend or refinance our borrowings as necessary;

*	potentially increasing the cost of additional financing and making it more difficult for us to conduct equity financings in the capital markets or obtain government approvals to seek additional financing; and

*	putting pressure on our ADS price due to concerns of our ability to repay our debt.

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

The instruments governing our senior debt contain certain financial and other covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions which may adversely affect our business.

In October 2013, we completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities (the "Securities") through Chalco Hong Kong Investment Company Limited (the "Issuer") with guarantee by seven of our subsidiaries including Chalco HongKong Limited (the "Subsidiary Guarantors"). The indenture governing the Securities contain a number of significant financial and other covenants. Such covenants restrict, subject to certain exceptions, among other things, our and our subsidiaries' ability to create, or have outstanding, any security interest upon our or our subsidiaries' present or future undertaking, assets or revenues to secure any indebtedness which is in the form of bonds, notes , debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over -the-counter or other securities market ("Relevant Indebtedness") which is issued outside the PRC, our ability to create or have any Relevant Indebtedness which is issued outside the PRC, our ability to create or have outstanding any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and the Issuer's, Subsidiary Guarantors' and their respective subsidiaries' ability to create, or have outstanding, any security interest upon their present or future undertaking, assets or revenues to secure any Relevant Indebtedness or any guarantee or indemnity in respect of any Relevant Indebtedness or to sell or otherwise dispose of capital stock held or controlled by it in any direct or indirect subsidiary of Chalco HongKong Limited which is not a Subsidiary Guarantor.

As a result of the covenants, our ability to pay dividends or other distributions on our common shares and the ADSs may be limited. These covenants also restrict our ability to raise additional fund in the future through issuing Relevant Indebtedness which is issued outside the PRC or creating or having any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and may restrict our ability to engage in some transactions that we expect to be of benefit to us.

The Securities are guaranteed by certain of our subsidiaries. A breach of any of the covenants in the indenture governing the Securities could result in a redemption of the Securities at our discretion or an increase of coupon rate if we do not redeem the Securities upon a breach of such covenants . If we default under the Securities in the future, the holders may enforce their claims against the guarantors to satisfy our obligations to them. In addition, such default may result in a default and acceleration of our senior debt and the holders of our senior debt could gain ownership of the capital stock of certain of our wholly owned subsidiaries (if such capital stock is pledged for such senior debt) and/or enforce their claims against the assets of the guarantors (if guarantee is provided for such senior debt). We conduct substantially all of our operations in China and substantially all of our assets are located in China and, if we default under our senior debt, we would lose control or ownership of our assets and operations in China and there may be few or no assets remaining with which we could conduct our business or from which the claims of our other creditors could be satisfied.

The interests of our controlling shareholder who exerts significant influence over us may conflict with ours.

As of December 31, 2013, our largest shareholder, Chinalco, directly owned 38.56% of our issued share capital and indirectly owned an additional 2.89% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

In addition, Chinalco and a number of its subsidiaries and associates provide a range of services to us, including engineering and construction services, social services, land and property leasing as well as the supply of raw and supplemental materials. It would be difficult to find an alternative source for some services that we receive from Chinalco. Our cost of operations may increase if Chinalco, its subsidiaries and associates are unable to continue providing such services to us.

We are subject to, and incur costs to comply with, environmental laws and regulations.

As we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina refineries and aluminum smelters, we are subject to, and incur costs to comply with, environmental laws and regulations.

Given the magnitude, complexity and continuous amendments to these laws and regulations, compliance therewith may be onerous or may involve substantial financial resources and other resources to establish efficient compliance and monitoring systems. The liabilities, costs, obligations and requirements associated with these laws and regulations may therefore be substantial and may delay the commencement of, or cause interruptions to, our operations. Non-compliance with the relevant laws and regulations applicable to our operations may even result in substantial penalties or fines, suspension or revocation of our relevant licenses or permits, termination of government contracts or suspension of our operations. Such events could impact our operating results, financial condition and reputation, all of which could adversely impact the Group's ability to be profitable and attract new customers. We were fined for breaches of environmental laws and regulations and there is no assurance that there will not be any further breaches in the future.

In addition, the environmental laws and regulations in the PRC and other jurisdictions in which we operate continue to evolve. As a result, we may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations becomes more rigorous. For instance, to comply with the requirement of desulphurization and denitration in China, we were requested to invest in upgrading or remoulding certain production facilities. Further, our overseas expansion projects are subject to foreign environmental laws and regulations. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may materially and adversely affect our business operations.

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

We had not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants. As of December 31, 2013, the book value of our properties with defective titles represented approximately 10.6% of our net asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2013, the book value of these land parcels represented approximately 0.7% of our net asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.

Our business involves inherent risks and occupational hazards, which could damage our reputation, subject us to liability claims and cause substantial costs to us.

Our business involves inherent risks and occupational hazards. Under our mining operations, we engage or may engage in certain inherently risky and hazardous activities, including, among others, operations at height or on dangerous terrains, underground excavation and construction, use of heavy machinery, mining and handling of flammable and explosive materials, and we are therefore subject to risks associated with these activities, including, among others, geological catastrophes, toxic gas and liquid leakages, equipment failures, industrial accidents, fire, explosions and underground water leakages. Although we conduct geological assessments on mining conditions and adapt our mining plans to the mining conditions at each mine, we cannot assure you that adverse mining conditions will not endanger our workforce, increase our production costs, reduce our bauxite or coal output or temporarily suspend our operations. The occurrence of any of the foregoing events or conditions could have a material adverse impact on our business and results of operations. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. These risks and hazards may result in personal injury and fatal casualties, damage to or destruction of properties or production facilities, and pollution and other environmental damage. Any of these consequences, to the extent they are significant, could result in business interruption, possible legal liability and damage to our business reputation and corporate image.

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

We are subject to risks normally associated with cross-border transactions, and our export products have been and may become subject to anti-dumping or countervailing duty proceedings.

We generate revenue from exports of certain non-ferrous and ferrous metals and minerals products to foreign jurisdictions. Such foreign jurisdictions may take restrictive measures, including, among others, anti-dumping duties and other non-tariff barriers, to protect their own markets. Our sales in major overseas markets may be adversely affected by increases in or new impositions of anti-dumping duties, countervailing duties, quotas or tariffs imposed on our exports. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets could adversely affect the exports to these regions in the future. By virtue of our transactions with parties outside the PRC, we will be subject to the risks normally associated with cross-border business transactions and activities. We will also be exposed to the risk of changes in social, legal, political and economic conditions in the foreign jurisdictions to which we export. In particular, unexpected changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit our operations and make the repatriation of profits difficult.

We are subject to litigation risks.

In the ordinary course of business, claims involving project owners, customers, suppliers and subcontractors may be brought against us and by us in connection with our contracts. If we were found to be liable on any of the claims, we would have to incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts, or to the extent the claims were not sufficiently covered by our insurance coverage. Both claims brought against us and by us, if not resolved through negotiations, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims brought against us and write-downs associated with claims brought by us could have a material adverse impact on our business, financial condition, results of operations and cash flow. Moreover, legal proceedings resulting in judgments or findings against us may harm our reputation and damage our prospects for future contract awards.

We face counterparty risks.

While we generally sell goods and provide services to reputable customers and evaluate the customers' credit in accordance with our internal risk management criteria, such as their credit history and likelihood of default, we have limited access to information about our customers and we may encounter difficulties in the collection of receivables in certain countries that we have less experience in our dealings. Therefore, we cannot guarantee that all of our customers will fully perform their obligations under their respective contracts with us, and the deterioration of any customers' credit or payment conditions may result in those customers defaulting on their contractual obligations, which could materially and adversely affect our business, financial condition and results of operations. In addition, disputes with governmental entities and other public organizations could potentially lead to contract termination if these remain unresolved or may take a considerably longer period of time to resolve than disputes with counterparties in the private sector, and payments from these entities and organizations may be delayed as a result.

We may be exposed to claims in relation to the unsatisfactory performance of third-party service providers, and disputes with business partners may also adversely affect our business.

We rely on third-party service providers for certain services, including but not limited to mining infrastructure construction, logistics services or warehouse management. Therefore, we are exposed to the risk that our third-party service providers may fail to perform their obligations, which may adversely affect our business operations. In addition, from time to time, we co-operate with business partners to develop our business, including acquiring strategic mining resources or businesses that complement our own business line. Furthermore, we operate certain mining projects through joint venture arrangements and may enter into further joint ventures in the future along with the expansion of our operations. We may have disputes with these business partners or joint venture partners over various aspects, such as performance of each party's obligations, scope of each party's responsibilities, product quality and logistics services. If such disputes cannot be settled in a timely manner, our financial condition and business may be adversely affected.

Failure to hire and retain management executives, technicians and other qualified personnel could adversely affect our business and prospects.

The growth of our business operations depends on the continued services of our senior management team. The industry experience, expertise and contributions of our executives and other members of our senior management are essential to our continued success. We will require an increasing number of experienced and competent executives in the future to implement our growth plans. If we were to lose the services of any of our key management members and were unable to recruit and retain personnel with equivalent qualifications at any time, the management and growth of our business could be adversely affected.

Competition for qualified personnel in general is intense in the PRC and other markets where we operate. We cannot guarantee that we will be able to maintain an adequate skilled labor force necessary for us to execute our projects or to perform other corporate activities, nor can we guarantee that staff costs will not increase as a result of a shortage in the supply of skilled personnel. If we fail to attract and retain personnel with suitable managerial, technical or marketing expertise or maintain an adequate labor force on a continuous basis, our business operations could be adversely affected and our future growth and expansions may be inhibited.

We may not be able to detect and prevent fraud or other misconduct committed by our employees, representatives, agents, customers or other third parties.

We may be exposed to fraud or other misconduct committed by our employees, representatives, agents, customers or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as affect our reputation. These misconduct could include:

*	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;

*	intentionally concealing material facts, or failing to perform necessary due diligence procedures designed to identify potential risks, which are material to us in deciding whether to make investments or dispose of assets;

*	improperly using or disclosing confidential information;

*	engaging in improper activities such as offering bribes to counterparties in return for any type of benefits or gains;

*	misappropriation of funds;

*	conducting transactions that exceed authorized limits;

*	engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities;

*	engaging in unauthorized or excessive transactions to the detriment of our customers; or

*	otherwise not complying with applicable laws or our internal policies and procedures.

Our internal control procedures are designed to monitor our operations and ensure overall compliance. However, such internal control procedures may be unable to identify all incidents of non-compliance or suspicious transactions in a timely manner if at all. Furthermore, it is not always possible to detect and prevent fraud and other misconduct, and the precautions we take to prevent and detect such activities may not be effective.

There is no assurance that fraud or other misconduct will not occur in the future. If such fraud or other misconduct does occur, it may cause negative publicity as a result, and could have a material and adverse effect on our business, financial condition and results of operations.

Our operations are affected by a number of risks relating to conducting business in the PRC.

As a significant majority of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

*	The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals, preferential tax treatment and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

*	Although China has been transitioning from a planned economy to a market-oriented economy, a substantial portion of productive assets in China are still owned by the PRC government. The PRC government also exercises significant control over China's economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

*	In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between U.S. dollar and Renminbi has fluctuated and become increasingly unpredictable following the global financial crisis with increasing pressure on the Renminbi to appreciate. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People's Bank of China further allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. Any appreciation of the Renminbi will affect the value of our US dollar-denominated borrowings and overseas investments, increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

*	Although the promulgation of laws and regulations covering general economic matters has increased since 1979, China has not developed an adequately comprehensive legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their lack of binding precedential nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The PRC judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our present or future agreements could result in a significant loss of business, business opportunities or capital.
28

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The four firms which are subject to the six month suspension from practicing before the SEC have recently appealed the initial administrative law decision to the SEC. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC is each affiliated to one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision and we may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC's final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a joint stock limited company under the Company Law of the PRC on September 10, 2001 under the corporate name Aluminum Corporation of China Limited. Our principal executive and registered office is located in the People's Republic of China at No. 62 North Xizhimen Street, Haidian District, Beijing, China 100082, and our telephone number is (86) 10 8229 8560.

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

We are a vertically integrated aluminum producer with operations in bauxite and coal mining, alumina refining and primary aluminum smelting. We also produce ancillary products and services derived from or related to our aluminum operations. In addition, we are engaged in trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw and ancillary materials in bulk domestically and internationally. Since 2013, we have expanded our operations into power generation.

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include six subsidiaries mainly engaged in bauxite mining; one integrated alumina and primary aluminum production plant; one integrated alumina, primary aluminum and aluminum fabrication plant; seven stand-alone alumina refineries, including our Research Institute; 12 stand-alone primary aluminum smelters, including our Research Institute; and one carbon production plant; and one integrated power generation company with coal mining operations. All of our principal production facilities are operated in accordance with ISO14001 standards.

Significant Acquisitions and Joint Ventures

On August 11, 2012 and August 13, 2012, we entered into an equity transfer agreements with each of China Zhongtou Trust Co., Ltd. and Bank of China Group Investment Limited for the acquisition of an aggregate of 35.3% of the equity interest in Ningxia Energy for a total consideration of approximately RMB674.9 million and an equivalent amount in HK dollars of approximately RMB1,347.7 million calculated on the benchmark exchange rate for HK dollars to RMB as announced by the PBOC on the payment date. On December 14, 2012, we submitted a bid in response to an open tender of Huadian Power International Corporation Limited for its 23.66% of the equity interest in Ningxia Energy announced on November 30, 2012. We won the bid on December 28, 2012 and entered into an equity transfer agreement with Huadian Power International Corporation Limited on December 31, 2012 to acquire 23.66% of the equity interest in Ningxia Energy for a total consideration of approximately RMB1,361.5 million. On December 31, 2012, we entered into a capital increase and share subscription agreement with Ningxia Energy and Ningxia State-owned Investment and Operation Limited Liability Company, Beijing Energy Investment (Holding) Co., Ltd. and Ningxia Power Investment Corporation. Ningxia Energy is an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. Pursuant to the capital increase and share subscription agreement, Ningxia Energy increased its registered capital by RMB1,452.66 million and we subscribed for all such additional registered capital at an aggregate subscription price of RMB2 billion. We completed the acquisition and capital contribution in January 2013 and currently hold 70.82% of the equity interest in Ningxia Energy.

Disposal of Aluminum Fabrication Business

In line with our development strategy to focus on the upstream sectors of the aluminum industry chain and the production of high value added products, we disposed of substantially all of our aluminum fabrication operations to Chinalco pursuant to the approval of shareholders at the 2012 annual general meeting on June 27, 2013.

On May 13, 2013, we submitted the tender notice to CBEX to dispose of the equity interest we held in eight aluminum fabrication enterprises, including Henan Aluminum, Chalco Southwest Aluminum, Chalco Southwest Aluminum Cold Rolling, Huaxi Aluminum, Qingdao Light Metal, Chalco Ruimin, Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. and Guizhou Chalco Aluminum Co., Ltd. (collectively, "Aluminum Fabrication Interests") through open tender. Chinalco participated in and won the bid for the Aluminum Fabrication Interests on June 7, 2013. We entered into an agreement (the "Aluminum Fabrication Interests Transfer Agreement") with Chinalco on June 9, 2013 for the disposal of Aluminum Fabrication Interests for a consideration of RMB3,242.2 million. Such consideration was the initial bidding price, which was determined with reference to the appraised value of the Aluminum Fabrication Interests. Pursuant to the Aluminum Fabrication Interests Transfer Agreement, Chinalco will pay the consideration in cash in two installments, namely, 30% of the consideration to be paid within five business days after the effective date of the agreement and 70% of the consideration to be paid by June 30, 2014. Chinalco must pay interest for the second installment for the period starting from the date immediately after the effective date until the payment date at the one-year lending rate set by the PBOC. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Chinalco had paid the first installment in accordance with the Aluminum Fabrication Interests Transfer Agreement.

As a condition of the disposal of the Aluminum Fabrication Interests, on June 9, 2013, we entered into an agreement with Chinalco to transfer the outstanding entrusted loans we provided to Henan Aluminum and Qingdao Light Metal as of December 31, 2012 to Chinalco for a consideration of RMB1,756.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised total value of the loans. Pursuant to the agreement, Chinalco will pay the consideration in cash in five equal instalments of RMB351.2 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The transfer was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the transfer on June 27, 2013. As of the date of this annual report, Chinalco had paid the first installment in accordance with the agreement.

In addition, we entered into an agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013 to dispose of all the assets of Northwest Aluminum for RMB1,659.6 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum. Pursuant to the agreement, Northwest Aluminum Fabrication Plant will pay the consideration in cash in five equal instalments of RMB331.9 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Northwest Aluminum Fabrication Plant had paid the first installment in accordance with the agreement.

Disposal of Assets of Alumina Production Line of Guizhou Branch

On June 6, 2013, we entered into an agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco, to dispose of the assets of alumina production line of our Guizhou branch for a consideration of RMB4,429.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of such alumina assets of our Guizhou branch. Pursuant to the agreement, Guizhou Aluminum Plant will pay the consideration in cash in five equal instalments of RMB885.8 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Guizhou Aluminum Plant had paid the first installment in accordance with the agreement.

We decided to dispose of the assets of alumina production line of Guizhou branch because the district in which they are located has been changed from an industrial district to a commercial district based on the local urban plan, which will significantly increase Guizhou branch's environmental compliance costs. We plan to build a new alumina production line in an area relatively close to major bauxite and coal mines in Guizhou Province.

Construction Projects

As of the date of this annual report, we have undertaken a number of facility expansion projects in China. See "- D. Property, Plants and Equipment - Our Expansion."

Overseas Development

On July 29, 2010, we entered into a joint development agreement with Rio Tinto and Rio Tinto Iron Ore Atlantic Limited, an affiliate of Rio Tinto, for the development and operation of the Simandou Project, a premium open-pit iron ore mine located in Guinea, West Africa. This agreement provides that we (via our subsidiary) would acquire 47% of the equity interest in a joint venture company to be incorporated by Rio Tinto for an earn-in payment of US$1.35 billion, and Rio Tinto would transfer its entire 95% of the equity interest in its project company for the Simandou Project, Simfer S.A., to the joint venture company. On April 22, 2011, Rio Tinto Mining & Exploration Limited, a wholly-owned subsidiary of Rio Tinto, Simfer S.A. and the Government of Guinea entered into a settlement agreement, which, amongst other things, provided that the Government of Guinea would be entitled to acquire up to 35% of the equity interest in Simfer S.A. On November 28, 2011, we, through Chalco Hong Kong, established Chalco Iron Ore under the laws of Hong Kong with the China-Africa Development Fund and three leading PRC enterprises in the steel, port building and railway construction industries to serve as an investment vehicle for investing in the Simandou Project. We, through Chalco Hong Kong, hold 65% and the other investors collectively hold 35% of the equity interest in Chalco Iron Ore. Following the approvals of the relevant PRC authorities in March and April 2012, Chalco Hong Kong contributed approximately US$878 million to Chalco Iron Ore, representing 65% of the US$1.35 billion earn-in to be paid by Chalco Iron Ore to Simfer Jersey Limited, the joint venture company incorporated by Rio Tinto under the laws of Jersey to implement the joint development agreement, as amended. On April 24, 2012, Chalco Iron Ore paid in full the total earn-in payment of US$1.35 billion to Rio Tinto and acquired its 47% equity interest in Simfer Jersey Limited. Simfer Jersey Limited currently holds 95% of the equity interest in Simfer S.A., with the remaining 5% being held by International Finance Corporation. In addition, during the period from May 2012 to the end of 2013, Chalco Iron Ore injected approximately US$561.5 million in the form of capital contribution based on its proportion of equity interest to Simfer Jersey Limited for the development and operation of the Simandou Project pursuant to the joint development agreement, as amended. Meanwhile, the other shareholder of Simfer Jersey Limited also injected the capital contribution based on its proportion of equity interest to Simfer Jersey Limited. On October 18, 2013, we entered into a share purchase agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of Chinalco Overseas Holdings Limited ("Chinalco Overseas Holdings"), to dispose of 65% of the equity interest in Chalco Iron Ore and transfer outstanding bank loans provided by China Development Bank Corporation ("CDB") to Chinalco Overseas Holdings for a consideration of US$2,066.5 million (the "Equity Consideration") and US$438.8 million (the "Loan Consideration"), respectively. The bank loans were used for Chalco Hong Kong's capital contribution in Chalco Iron Ore. The Equity Consideration was determined with reference to 65% of the appraised net asset of Chalco Iron Ore and the Loan Consideration was determined based on the principal amount of such outstanding bank loans as shown in the financial statements of Chalco Hong Kong. We believe that such disposal will enable us to focus on the development of our core business of alumina and primary aluminum operations, where we have established leading market positions, and to reduce future capital expenditures on iron ore development and to improve asset-to-debt ratio and generate expected cash flows. Pursuant to the agreement, in the event that we obtain the consent from CDB on the transfer of the bank loans, Chinalco will pay the Equity Consideration in five installments, namely, US$438.8 million (which will be net off by the Loan Consideration), US$387.9 million, US$413.3 million, US$413.3 million and US$413.3 million, with the last installment, together with the relevant interests at the London Interbank Offered Rate plus 0.9%, to be paid by December 31, 2017. In the event that we could not obtain the consent from CDB on the transfer of the bank loan, Chinalco will pay the Equity Consideration in five equal instalments of RMB413.3 million, with the last installment, together with the relevant interests at the London Interbank Offered Rate plus 0.9%, to be paid by December 31, 2017. The transactions were approved at the 2013 second extraordinary general meeting held on November 29, 2013. We obtained the consent from Rio Tinto relating to such disposal on December 19, 2013. We completed the transactions on December 26, 2013. Whether we can obtain consent from CDB on the transfer of the bank loans will not impact the completion of the equity transfer. As of the date of this annual report, we had not obtained the consent from CDB and Chinalco had not paid the first installment of Equity Consideration.

Proposed Private Placement of A Shares

On March 8, 2012, our Board resolved to issue up to 1.25 billion A Shares in the PRC. The A Share issue plans previously proposed by our Board on June 30, 2009 and January 30, 2011 and approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009 and on April 14, 2011, respectively, ceased. Pursuant to the new issue plan approved by our Board on March 8, 2012, we will issue up to 1.25 billion A Shares, with a nominal value of RMB1.00 each, by way of private placement for expected proceeds of not exceeding RMB8 billion. We will issue the A Shares to no more than ten specific target subscribers within six months from obtaining the approval of the CSRC. The issue price of A Shares to be offered will be not less than 90% of the average trading price of our A Shares in twenty trading days immediately preceding the pricing determination date. We intend to apply proceeds from this private placement to finance Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement working capital. The issue plan was approved by the SASAC on April 5, 2012 and by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on May 4, 2012. On August 24, 2012, our Board resolved to adjust the issue plan by proposing, among others, to increase the number of A Shares to be issued to up to 1.45 billion A Shares. The adjusted issue plan was approved by the SASAC and our shareholders at an extraordinary general meeting, A Share class meeting and the H Share class meeting on October 12, 2012 and by the CSRC on December 7, 2012. On March 14, 2013, we obtained the approval from the CSRC on our proposed private placement of A Shares under such adjusted issue plan, with effective period of six months after the approval date. However, the CSRC temporarily revoked its approval in July 2013 due to its on-going investigation on the sponsor of our proposed private placement of A Shares. As of the date of this annual report, the Company has not issued any A Shares under the issue plan.

Proposed Issuance of H Shares

On June 27, 2013, our shareholders at the 2012 annual general meeting passed a special resolution, which is valid until the earliest of (i) the end of 12 months from the date of passage, (ii) the conclusion of our next annual general meeting or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board is authorized to determine the use of the proceeds. The proposed issuance is subject to the approval by the CSRC and/or other relevant PRC government authorities.

Senior Perpetual Capital Securities Offering

In October 2013, we completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities (the "Securities") through Chalco Hong Kong Investment Company Limited (the "Issuer"), our wholly-owned subsidiary, which was exempted from, and not subject to, registration under the Securities Act. The Securities are guaranteed by seven of our subsidiaries including Chalco HongKong Limited. The Securities also have the benefit of a keepwell deed dated October 29, 2013 entered into by the Issuer, the Company, Chalco HongKong Limited and the trustee and a deed of equity interest purchase undertaking dated on October 29, 2013 entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The Securities were listed on the Hong Kong Stock Exchange on October 30, 2013. The net proceeds from the issue of the Securities has been on-lent to the Company or any of its subsidiaries for general corporate use.

B.	BUSINESS OVERVIEW

Our Principal Products

We are the largest producer of alumina and primary aluminum in China in terms of production volume. We have benefited from the strong growth of the PRC aluminum market, one of the world's fastest growing major aluminum markets. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell a relatively small amount of alumina chemical products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We are also engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment accounted for approximately 4.0%, 18.8%, 73.9%, 2.9% and 0.4%, respectively, of our total revenues from continuing operations in 2013.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 92.3% of the total production volume for this segment in 2013. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce a small amount of gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the production and sale of primary aluminum and aluminum-related products, such as carbon products. Our principal primary aluminum products are ingots and molten aluminum, which, in the aggregate, accounted for approximately 82.6%of our total production volume of primary aluminum in 2013. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, power generation, automobile, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

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

Our energy segment includes coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2013, we sold most of the electricity we generated to regional power grids at government-mandated rates, supplied a portion of the coal output to our own electric power plant and primary aluminum smelter and sold the remaining portion to external customers, including power generation enterprises and cement plants.

Our corporate and other operating segment mainly includes management of headquarters, research and development activities.

We used to be engaged in aluminum fabrication operations, where we process primary aluminum for the production and sales of various aluminum fabrication products, including casts, planks, strips, screens, extrusions, ingots and profiles. As approved at our 2012 annual general meeting held on June 27, 2013, we disposed of substantially all of our aluminum fabrication operations to Chinalco in line with our development strategy to focus on the upstream sectors of the aluminum industry chain and the production of high value added products. As a result, we ceased to have our aluminum fabrication business as a separate segment in June 2013.

Our Production Capacity

As of December 31, 2013, our annual alumina and primary aluminum production capacity was approximately 14.7 million tonnes and 3.8 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:

	As of December 31, 2013

Plant	Alumina	Primary Aluminum	Aluminum Fabrication Products(1)

	(in thousand tonnes)(2)

Guangxi branch	2,210.0	139.5	-
Zhongzhou branch	2,980.0	-	-
Qinghai branch	-	367.0	-
Shanxi branch	2,747.0	-	-
Guizhou branch	-	403.7	-
Henan branch	2,410.0	-	-
Shandong branch	1,770.0	55.0	10.0
Zunyi Alumina	1,000.0	-	-
Chongqing branch	800.0	-	-
Shanxi Huaxing	800.0	-	-
Shanxi Huaze	-	350.0	-
Lanzhou branch	-	388.0	-
Shanxi Huasheng	-	220.0	-
Fushun Aluminum	-	330.0	-
Zunyi Aluminum	-	235.0	-
Shandong Huayu	-	200.0	-
Gansu Hualu	-	230.0	-
Baotou Aluminum	-	388.0	-
Research Institute	20.0	18.0	-
Liancheng branch	-	523.0	-
Longmen Aluminum	-	-	-
Chalco Nanhai	-	-	110.0

	-	-
Total	14,737.0	3,847.2	120.0

35

______________
(1) We disposed of substantially all of our aluminum fabrication operations in June 2013. As a result, we ceased to have our aluminum fabrication business as a separate segment in June 2013.

(2) Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

In 2013, we produced approximately 12.1 million tonnes of alumina and 3.8 million tonnes of primary aluminum. Our production of alumina and primary aluminum represented approximately 24.8% and 15.4%, respectively, of the total output in China in 2013.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

	Year Ended December 31,

Production Volume by Product	2011	2012	2013

	(in thousand tonnes, except Gallium)

Alumina segment
Alumina	11,021.0	11,934.0	12,143.2
Alumina chemical products	1,192.0	1,312.0	1,717.2
Gallium (in tonnes)	35.9	39.2	127.8

Primary aluminum segment
Primary aluminum(1)	3,915.0	4,219.0	3,841.8
Carbon	1,906.0	1,957.2	2,010.4
Aluminum fabrication(2)
Aluminum fabrication products	662.0	622.9	290.0

_____________
(1) Including ingots, molten aluminum and other primary aluminum products.

(2) We disposed of substantially all of our aluminum fabrication operations in June 2013. As a result, we ceased to have our aluminum fabrication business as a separate segment.

Production Process

Alumina

Alumina is refined from bauxite, an aluminum-bearing ore, through a chemical refining process. The refining process applied is determined by the mineral composition of the bauxite used in production. Our refineries may employ the Bayer process, the Bayer-sintering series process, the Bayer- sintering combined process or the ore-dressing Bayer process. Most of the bauxite reserves in China contain diasporic bauxite, which contains high alumina content and relatively high silica content, resulting in bauxite reserves with low alumina-to-silica ratio. The Bayer process cannot efficiently refine diasporic bauxite that has not undergone processing to increase its alumina-to-silica ratio. The sintering process or the Bayer-sintering combined process is suitable for refining low alumina-to-silica ratio bauxite. We have developed and improved these processes to increase our refining yield. When we refine alumina using the Bayer process, we produce gallium as a by-product, which undergoes further processing before sale. In the process of refining alumna, we also produce a relatively small amount of alumina chemical products (alumina hydrate and alumina-based industrial chemical products).

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

Production Facilities

Alumina

We currently operate eight alumina refineries and one research institute with a total designed annual production capacity of approximately 14.7 million tonnes as of December 31, 2013. Two of our refineries are integrated with primary aluminum smelters. In 2013, we produced approximately 12.1 million tonnes of alumina, approximately 1.7 million tonnes of alumina chemical products and approximately 127.8 tonnes of gallium. The overall utilization rate for our refineries was 85.1% in 2013. In 2013, we supplied approximately 7.2 million tonnes, or 59.6% of our total production, of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the alumina chemical products that we produced in 2013 were sold by alumina refineries directly to external customers or internally to Chalco Trading for subsequent external trading. Zunyi Alumina completed its remoulding and upgrading project in 2013, which increased our total annual alumina production capacity by 200,000 tonnes. We completed our Chalco Xing Xian alumina project in 2013, which increased our annual alumina production capacity by 800,000 tonnes. In 2013, we disposed of the assets of alumina production line of Guizhou branch to a subsidiary of Chinalco, which decreased our annual alumina production capacity by 1.2 million tonnes.

The following table sets forth the annual production capacity, output of alumina and alumina chemical products, utilization rate of and production process applied in each of our alumina refineries and our Research Institute.

	As of December 31, 2013		For the Year Ended December 31, 2013

	Annual Production Capacity(1)	Utilization Rate(2)	Alumina Production Output	Alumina Chemical Products Output	Production Process

	(in thousand tonnes, except percentages)

Shanxi branch	2,747.0	100%	2,249.9	13.0	Bayer-sintering
Henan branch	2,410.0	74.3%	1,982.8	219.4	Bayer-sintering
Shandong branch	1,770.0	68.1%	1,535.2	973.7	Sintering and Bayer
Guizhou branch(3)	-	-	516.7	16.6	Bayer-sintering
Zhongzhou branch	2,980.0	73.8%	1,982.6	240.0	Sintering and Bayer
Guangxi branch	2,210.0	100%	2,403.1	196.5	Bayer
Zunyi Alumina	1,000.0	100%	978.1	2.4	Bayer
Chongqing branch	800.0	50.0%	464.8	7.0	Bayer-sintering Series
Shanxi Huaxing	800.0	-(4)	30.0	-	Bayer
Research Institute(5)	20.0	-	-	48.6	Bayer

Total	14,737.0	85.1%	12,143.2	1,717.2

37

___________
(1) Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2) Capacity utilization rate is calculated by dividing our utilized production capacity by our total designed production capacity.

(3) We disposed of the assets of alumina production line of our Guizhou branch in June 2013. Guizhou branch's production volume represents its production of alumina and alumina chemical products before such disposal.

(4) Shanxi Huaxing commenced trial production in October 2013 and commenced commercial production of some of its production facilities in December 2013.

(5) The alumina chemical products produced at our Research Institute are sold commercially, and such sales are included in our total revenues.

Primary Aluminum

We operate 14 primary aluminum smelters located across nine provinces in China, including our Research Institute, which produces a limited amount of primary aluminum in connection with its research and development activities. Our smelters had an aggregate annual production capacity of approximately 3.8 million tonnes as of December 31, 2013. Two of our smelters are integrated with alumina refineries and do not need to source alumina externally.

In 2013, we produced approximately 3.8 million tonnes of primary aluminum and the average utilization rate for our smelters decreased from 98.7% in 2012 to 87.5% in 2013, because we suspended the operations of certain primary aluminum production facilities in our Shandong branch, Guizhou branch, Zunyi Aluminum, Guangxi branch and Research Institute with an aggregate annual designed production capacity of 380,000 tonnes since June 2013, considering the sustained weak primary aluminum pricing environment and continued deterioration in primary aluminum price in 2013 which could not be offset through decreases in our costs. We ceased the operation of our obsolete primary aluminum production facilities of Longmen Aluminum in March 2012, which reduced our annual primary aluminum production capacity by 170,000 tonnes. We ceased the operation of our obsolete primary aluminum production facilities of Henan branch in January 2013, which reduced our annual primary aluminum production capacity by 56,000 tonnes. In April 2013, Jiaozuo Wanfang issued an additional 169,266,914 A shares through a private offering to independent third parties, as a result of which our shareholding in Jiaozuo Wanfang decreased from 24.002% to 17.75% and we lost control over Jiaozuo Wanfang. Accordingly, we ceased to include Jiaozuo Wanfang in our consolidated financial statements on April 19, 2013. Baotou Aluminum is currently undergoing remoulding and upgrading, which we expect will be completed by the end of 2014 and will increase our total annual primary aluminum production capacity by 150,000 tonnes.The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters and our Research Institute:

	As of December 31, 2013		For the Year Ended December 31, 2013

Plant	Annual Production Capacity(1)	Utilization Rate(2)	Aluminum Output	Smelting Equipment

	(in thousand tonnes, except percentages)

Baotou Aluminum	388.0	99.3%	366.3	200Ka, 240Ka and 400Ka pre-bake
Fushun Aluminum	330.0	92.8%	305.1	200Ka and 350Ka pre-bake
Gansu Hualu	230.0	95.2%	214.3	160Ka and 210Ka pre-bake
Guangxi branch	139.5	79.9%	126.5	160Ka and 320Ka pre-bake
Guizhou branch	403.7	55.1%	339.9	160Ka, 186Ka and 230Ka pre-bake
Henan branch(3)	-	-	-	-
Jiaozuo Wanfang(4)	-	-	143.1	280Ka pre-bake
Lanzhou branch	388.0	94.6%	359.4	200Ka and 350Ka pre-bake
Qinghai branch	367.0	96.5%	386.7	160Ka and 200Ka pre-bake
Research Institute(5)	18.0	-	-	150Ka and 300Ka pre-bake
Shandong Huayu	200.0	99.7%	221.7	240Ka pre-bake
Shandong branch(6)	55.0	-	35.0	200Ka pre-bake
Shanxi Huasheng	220.0	100%	223.2	300Ka pre-bake
Shanxi Huaze	350.0	99.8%	356.6	300Ka pre-bake
Zunyi Aluminum	235.0	45.9%	227.5	200Ka and 350Ka pre-bake
Liancheng branch	523.0	100%	536.5	200Ka and 500Ka pre-bake
Longmen Aluminum(7)	-	-	-	-

Total	3,847.2(8)	87.5%	3,841.8

38

________________
(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.
(2)	Capacity utilization rate is calculated by dividing our utilized production capacity by our total designed production capacity.
(3)	We ceased the operation of our obsolete primary aluminum production facilities of Henan branch in January 2013.
(4)	Jiaozuo Wanfang completed a private offering of its A shares in April 2013, as a result of which we lost control over Jiaozuo Wanfang. Accordingly, we ceased to include Jiaozuo Wanfang in our consolidated financial statements on April 19, 2013. Jiaozuo Wanfang's production volume represents its production of primary aluminum before such dilution.
(5)	The primary aluminum produced at our Research Institute is sold commercially, and such sales are included in our total revenues.
(6)	We suspended the operations of primary aluminum production facilities in our Shandong branch since June 2013.
(7)	We ceased the operation of our obsolete primary aluminum production facilities of Longmen Aluminum in March 2012.
(8)	Not including the aluminum alloy business of Pingguo Aluminum.

Raw Materials

Alumina

Bauxite is the principal raw material in alumina production. Most of the bauxite in China is AL2O3.H2O mineral. Bauxite deposits have been discovered across a broad area of central China and are especially abundant in the southern and northern parts of central China. The largest bauxite deposit in China lies in Shanxi Province.

Rock Formation and Mineralization. The bauxite deposits of our mines in China, except those of Guangxi Pingguo mine which is an accumulation deposit due to original erosion, usually have similar stratigraphical sequences. Primary bauxite deposit, as a type of sedimentary AL2O3.H2O of Carboniferous or Permian age, is contained in clay rock, limestone or coal seams. A zonary red shale is usually located at the bottom of the bauxite and the red seam distributes over the irregular "karst-type" erosion face on the top of Ordovician limestone. Aluminum deposits in northern China are usually covered with a very thick Quaternary weathering.

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

Economic Significance. Our bauxite deposits in China are divided into three groups. They are primarily distinguished by drill hole spacing and the composition of the deposit, which can encompass rock formations such as intercalated clays, bauxite, footwall iron clay or Ordovician limestone. Bauxite deposit groups vary in the thickness and mineral quality of its reserves.

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

Supply. To support the growth of our alumina production, we continuously seek opportunities to streamline and optimize our bauxite procurement, including the ongoing restructuring of our joint mining operators and acquisition of overseas bauxite resources. Except for our Shandong branch, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to control transportation costs. Historically, we have procured our bauxite supply principally from three sources:

  our own bauxite mining operations;
  jointly-operated mines; and
  other suppliers, which principally include small independent mines in China and, to a lesser extent, international suppliers.

On average, our refineries consume approximately 2.3 tonnes of bauxite to produce one tonne of alumina in 2013. We used approximately 27.7 million tonnes, 29.8 million tonnes and 27.8 million tonnes of bauxite in our alumina production in 2011, 2012 and 2013, respectively. The production of our own mines was approximately 17.1 million tonnes in 2013, comprising approximately 16.2 million tonnes from our own mines in China and 890,000 tonnes from our own mines in Indonesia. Our jointly-operated mine did not produce bauxite in 2012 and 2013. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2013, bauxite secured from other suppliers accounted for approximately 51.0% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our own mines.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines, jointly-operated mines and other suppliers for the periods indicated:

	Year Ended December 31,

	2011		2012		2013

	Bauxite Supply	Percentage of Bauxite Supply(%)	Bauxite Supply	Percentage of Bauxite Supply(%)	Bauxite Supply	Percentage of Bauxite Supply(%)

	(in thousand tonnes, except percentages)
Own mines	13,564.6	48.8	17,262.0	50.8	17,130.2	49.0
Jointly-operated mines	4.3	-	-	-	-	-
Other suppliers	14,209.5	51.2	16,689.0	49.2	17,861.1	51.0

Total	27,778.4	100.0	33,951.0	100.0	34,991.3	100.0

Own Mines. As of December 31, 2013, we owned and operated 19 mines in China that had approximately 271.1 million tonnes of aggregate bauxite reserves and we continue to explore new bauxite reserves to replenish our reserves. We also own and operate a bauxite mine in Laos through Lao Service Mining, in which we held 60% of the equity interest. In April 2013, we completed the acquisition of 70% of the equity interest in PT Nusapati Prima, which holds mining permit or exploration permit for seven bauxite mines in West Kalimantan, Indonesia. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We use low temperature Bayer process to refine alumina from our bauxite deposits in Indonesia,which results in relatively low energy consumption and high dissolution rate.

As none of our mines produces bauxite for external sales, we have full access to the bauxite produced by our own mines. For the three years ended December 31, 2011, 2012 and 2013, we extracted approximately 13.6 million tonnes, 17.3 million tonnes and 17.1 million tonnes, respectively, of bauxite from our own mines. In order to retain the title to our mines, or obtain the title to new mines in China, we are required to comply with mining qualifications approved by the relevant PRC authorities and pay an annual fee equivalent to RMB1,000 per km2 for our mines.

Our reported bauxite reserves for our own mines in China do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the years ended December 31, 2011, 2012 and 2013, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

The following table sets forth information for our own mines as of December 31, 2013:

Mine	Location	Nature of Ownership(1)	Mining Method	Permit Renewal(1)	Present Condition / Current State of Exploration	Bauxite Production (in thousand tonnes)

Pingguo mine	Guangxi Zhuang Autonomous Zone, China	100% owned and operated by Chalco	Open pit	October 2030 - April 2036	Fully developed and operational	6,130
Guizhou mine(2)	Guizhou Province, China	100% owned and operated by Chalco	Open pit / underground	September 2016 - December 2038	Fully developed and operational	1,080
Zunyi mine	Guizhou Province, China	100% owned and operated by Chalco	Open pit / underground	August 2017 - May 2021	Two stopes are currently under development	400
Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	August 2015 - September 2031	Fully developed and operational	3,573
Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco	Open pit / underground	June 2014 - May 2018	Fully developed and operational or under development(5)	1,767
Mianchi mine	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	February 2015 - October 2031	Three stopes are currently under development	413
Luoyang mine	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	October 2013(6) - October 2031	Fully developed and operational	713
Xiaoguan mine(3)	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	February 2015 - October 2031	Fully developed and operational	806
Gongyi mine	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	November 2013(6) - April 2029	Fully developed and operational	879
Dengfeng mine	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	June 2014 - June 2019	Fully developed and operational	191
Xinmi mine(3)	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	July 2014 - July 2020	Fully developed and operational	-
Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco	Underground	April 2015 - January 2026	Under construction	71
Xuchang mine	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	January 2015 - March 2016	Fully developed and operational	130
Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco	Open pit / underground	September 2014 - February 2022	Fully developed and operational	202
Pingdingshan mine	Henan Province,China	100% owned and operated by Chalco	Open pit / underground	January 2014(6) - September 2021	Fully developed and operational	698
Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	June 2014 - September 2031	Fully developed and operational	200
Nanchuan mine	Chongqing Municipality, China	100% owned and operated by Chalco	Underground	November 2016 - December 2022	Fully developed and operational	990
Huaxing mine(4)	Shanxi Province, China	100% owned and operated by Chalco	Underground	August 2018	Fully developed and operational	760
PT ALUSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 70% subsidiary of Chalco	Open pit	December 2027	In production	581
PT KALMINSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 70% subsidiary of Chalco	Open pit	November 2013	Under exploration	-
PT KALMIN	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 70% subsidiary of Chalco	Open pit	December 2027	In production	377
PT VISITAMA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 70% subsidiary of Chalco	Open pit	December 2015	Under exploration	-
PT KALMIN LESTARI	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 70% subsidiary of Chalco	Open pit	November 2013	Under exploration	-
PT ADITAMA LESTARI	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 70% subsidiary of Chalco	Open pit	July 2015	Under exploration	-
PT KALMINADIMAKMUR	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 70% subsidiary of Chalco	Open pit	July 2015	Under exploration	-
Laos bauxite mine	Attapeu Province and Sekong Province, Laos	Owned and operated by Laos Mineral Services Co., Ltd., a 60% subsidiary of Chalco	Open pit	August 2013(7) -November 2014	Under exploration	-

____________

(1) All conditions to retain our properties or leases have been fulfilled as of December 31, 2013. Each mine may be covered by one or more mining permits or exploration permits and the range of permit renewal dates is set forth above.

(2) Including Guizhou No. 1 mine and Guizhou No. 2 mine.

(3) In 2013, Xiaoguan mine was divided into two mines, namely, Xiaoguan mine and Xinmi mine.

(4) Shanxi Huaxing obtained its mining permit in August 2013.

(5) Three mining areas of Shanxi Other Mines are under development and four mining areas are fully developed and operational and one mining area ceased production in 2008.

(6) We are in the process of renewing these permits.

(7) We are in the process of renewing the exploration permits for two mining areas.

We are required to obtain mining rights permits to conduct mining activities. Under PRC laws and regulations, a mine owner must prepare and submit exploration reports for a mine to the local government to obtain a mining rights permit for a mine. If an applicant for the mining rights permit is not the owner of a mine, the applicant must first enter into a lease agreement with the mine owner before submitting an application. The mining rights permit is subject to renewal on a regular basis. Furthermore, we are required to obtain land use rights on the land in order to operate these mines. We lease the land use rights relating to our own mines in China from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco's land use rights relating to over 90% of our mining properties in China are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate in China are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.

For our own mines in Indonesia and Laos, neither proven nor probable reserves have been established as of the date of this annual report. The following table sets forth certain estimated details of the reserves for our own mines in China as of December 31, 2013:

	Total	Average Grade (%)

Mine	Reserves(1)(2) (million tonnes)	Al2O3	SiO2	Ratio of Average A/S(3)

Pingguo mine	77.37	54.44	4.82	11.29
Guizhou No. 1 mine	1.45	65.94	11.08	5.95
Guizhou No. 2 mine	21.49	62.95	9.61	6.55
Zunyi mine	8.05	57.27	9.83	5.83
Xiaoyi mine	25	61.07	14.59	4.19
Shanxi Other Mines	15.72	63.00	11.17	5.64
Huaxing mine(5)	8.77	64.31	8.84	7.28
Mianchi mine	2.11	63.13	12.26	5.15
Luoyang mine	4.35	60.2	10.91	5.52
Xiaoguan mine(4)	21.32	63.52	15.23	4.17
Gongyi mine	2.91	63.99	13.92	4.6
Dengfeng mine	0.43	60.01	8.80	6.82
Xinmi mine(4)	1.84	67.85	10.34	6.56
Sanmenxia mine	38.75	64.91	11.03	5.89
Xuchang mine	0.47	64.15	14.11	4.54
Jiaozuo mine	1.79	59.53	14.60	4.08
Pingdingshan mine	2.39	62.56	12.50	5.01
Yangquan mine	5.58	60.23	12.66	4.76
Nanchuan mine	31.33	61.00	13.68	4.46

Total (average) reserves	271.12	60.25	10.12	5.96

By reserve type
Proven reserve	132.20	60.68	10.27	5.91
Probable reserve	138.92	59.85	9.97	6.00

Total (average) reserves	271.12	60.25	10.12	5.96

____________

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

(4) In 2013, Xiaoguan mine was divided into two mines, namely, Xiaoguan mine and Xinmi mine.

(5) Shanxi Huaxing obtained its mining permit in August 2013.

We have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the National Mining Safety Law and related rules and regulations in China. Our safety control program combines close supervision and routine inspection of mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety training for our mining personnel. In 2013, we extracted approximately 17.1 million tonnes of bauxite from our own mines and did not experience any mining accidents that involved serious work injuries or death.

Jointly-Operated Mines. To optimize our resources and reduce costs, we manage our jointly-operated mines by contracting with local companies for their mining services to operate mines owned by us. Generally, we are able to control the mining operations of our jointly-operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. In the years ended December 31, 2011, 2012 and 2013, our jointly-operated mines produced 4,300 tonnes, nil and nil of bauxite, respectively.

As of December 31, 2013, we had one jointly-operated mine in China, namely, Xiataohua mine. We completed the restructuring of the operations of Dayu mine, which used to be one of our jointly-operated mines, as a mining area of one of our own mines in 2013 and are in the process of applying for the mining permit. We expect to resume its operations by the end of 2014.Xiataohua mine is accessible by motor vehicles via public roads. and is powered by diesel fuel. The following table sets forth information on Xiataohua mine as of December 31, 2013:

Mine	Province	Name of Joint Operator	Mining Method	Permit Renewal	Present Condition/Current State of Exploration	Current Status

Xiataohua mine	Shanxi	n/a(1)	Open pit	June 2014	Exploration is finished

The previous mining rights holder is in the process of transferring the mining rights to us and we will become the sole owner of the mine and are conducting research on the development plan of the mine. We are searching for operators for future development.

____________________

(1)We have decided to cooperate with other parties to undertake the mining operations in this mine. However, as of December 31, 2013, we had not confirmed any party as our partner.

The following table sets forth the specific details of Xiataohua mine as of December 31, 2013:

	Total	Average Grade (%)

Mine	Reserves (million tonnes)	Al2O3	SiO2	Ratio of Average A/S

Xiataohua mine	5.00	58.97	13.91	4.24

By reserve type
Proven reserve	-	-	-	-
Probable reserve	5.00	58.97	13.91	4.24

Total (average)reserves	5.00	58.97	13.91	4.24

____________________

(1)Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planning mining method and selected drill data for each site.

(2)Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

Other Suppliers. In addition to our own mines and our jointly-operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 51.0% of our total bauxite supply in 2013.

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

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina- to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. The average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 4.08:1 to 11.29:1.

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

  the cost of our mining operations;
  the terms of our operational arrangements with respect to our jointly-operated mines; and
  the market conditions relating to purchases from small independent mines.

The average purchase price of bauxite per tonne from our joint operations and other suppliers in 2011, 2012 and 2013 was approximately RMB353.6, RMB309.0 and RMB393.3, respectively. The average cost of bauxite per tonne from our own minesin 2011, 2012 and 2013 was approximately RMB176.0, RMB207.0 and RMB231.0, respectively. Our jointly-operated mine did not produce bauxite in 2012 and 2013.

We purchase a substantial amount of bauxite to satisfy our alumina production needs. Additionally, to fully utilize the bauxite from our mines, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase higher grade ore from other suppliers and blend the ore of various grades to meet the technical requirements for our alumina production. This practice allows for flexibility and the inclusion of lower grade bauxite to optimize the use of bauxite deposits available to us. We do not use our historical average purchase prices for 2011, 2012 and 2013, or any other historical index to estimate our bauxite reserves.

The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:

	Year Ended December 31,

	2011	2012	2013

	(RMB in thousands)
Capital Expenditures
Infrastructure construction	157,000.0	335,440.0	766,917.1
Facility upgrade	56,000.0	-	-

Total	213,000.0	335,440.0	766,917.1

Primary Aluminum

An average of approximately 1.9 tonnes of alumina and 13,817 kWh of electricity were required to produce one tonne of primary aluminum in 2013. Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 35.4% and 43.2%, respectively, of our unit primary aluminum production costs in 2013. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes and sodium fluoride for our smelting operations.

Alumina is the main raw material in the production of primary aluminum. In 2013, our smelters consumed approximately 7.4 million tonnes of alumina to produce approximately 3.8 million tonnes of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi branches have historically sourced all or substantially all of the alumina required for their primary aluminum production from their respective integrated refineries. Our primary aluminum plants that do not have integrated alumina refining operations onsite obtain alumina internally from our alumina refineries located elsewhere or externally on the market.

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

Large quantities of coal is used as a reducing agent and fuel to produce steam and gas in the alumina refining process. As of the date of this annual report, we held minority interests in a number of coal mining enterprises, including Shanxi Jiexiu, Qinghai Energy, Xuehugou Coal Industry Co., Ltd., Datong Coal Group Huasheng Wanjie Coal Co., Ltd., Dongdong Coal, Chalco Liupanshui, Huozhou Coal Group Xingshengyuan Coal Co., Ltd. and Guizhou Yuneng. We hold 70% of the equity interest in Gansu Huayang, which holds mining rights for coal deposits in the Luochuan mining area, Gansu Province.We have also acquired the mining rights for coal deposits in the Laodonghe area, Guizhou Province. In addition, we have acquired 70.82% of the equity interest in Ningxia Energy, which holds mining rights for coal deposits in Ningxia Autonomous Region.

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

Primary Aluminum

Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2013, we consumed 56.1 billion kWh of electricity for our primary aluminum production. The availability and price of electricity are key factors in our primary aluminum production. Electricity costs have fluctuated in recent years due to periodic shortages of electricity in China, cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs."

We generate electricity at three of our smelters and purchase our remaining electric power requirement from regional power grids or directly from power generation enterprises. Except for one of our smelters that has entered into direct purchase agreements with power generation enterprises, we purchase electricity from the regional power grids at prices set by the government. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. We believe our power supply from regional grids is generally not reliant upon any particular generation facility supplying the grid. Electricity purchased from different power grids is subject to different tariff levels in 2013. The average electricity cost of our smelters was RMB0.4469/kWh in 2013.

Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. Most of our carbon cathodes are supplied by our Guizhou branch, which operates our only carbon cathode production facility and sells carbon cathodes to external smelters in China.

Sales and Marketing

We coordinate substantially all of our sales and marketing activities of our self-produced alumina products and some of our sales and marketing activities of our self-produced primary aluminum products through Chalco Trading. Our subsidiaries and branches sell some of our self-produced primary aluminum products directly to external customers. Our alumina refineries sell our self-produced alumina chemical products directly to external customers or indirectly through Chalco Trading for subsequent external trading. For all of our self-produced products that are sold either through Chalco Trading for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sales services and strengthening our presence in the marketplace. Since late 2009, we also have been engaged substantially in the trading of non-ferrous metal products including alumina, primary aluminum, copper, zinc and lead as well as coal products that we source from third-party suppliers through Chalco Trading.

Alumina

We sell our self-produced alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2013, we supplied approximately 7.2 million tonnes of alumina produced at our refineries to our own smelters, which represented approximately 59.6% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading. We sold approximately 4.3 million tonnes of outsourced alumina in 2013.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined based on both a percentage of the average three-month primary aluminum futures prices on the SHFE in the preceding calendar month and the average spot price of alumina in the domestic market in the preceding calendar month. Chalco Trading coordinates the external sales of our alumina products. Chalco Trading sells our self-produced alumina and alumina sourced from third-party suppliers to smelters throughout China. All of our major customers in the past three years have been domestic smelters. In the case of alumina sourced from third-party suppliers, we may procure alumina under long-term supply agreements or on the spot market. Our long-term supply agreement for the procurement of alumina normally sets forth the quantity of alumina to be procured by us in each month with the price for each monthly delivery to be determined through negotiations in the month before delivery. We are normally required to pay the full price of the outsourced alumina before each delivery.

We sell most of our self-produced alumina and a portion of the outsourced alumina under long-term sales agreements with terms ranging from one year to three years. Our long-term sales agreement for alumina normally sets forth the quantity of alumina to be sold by us in each year or month with the price for each monthly delivery to be determined at a percentage of the average three-month primary aluminum futures prices on the SHFE in the calendar month before delivery. Our customer is normally required to pay for its procurement before each delivery. As a result, fluctuations of primary aluminum prices on the SHFE affect alumina prices under our long-term sales agreements.

Chalco Trading sells the rest of our self-produced and outsourced alumina products on the spot market. We set, and adjust as necessary, reference prices for the spot sales of self-produced alumina products and publish such reference prices on our website. In 2013, our highest and lowest reference spot price of domestic alumina was RMB2,700 per tonne and RMB2,473 per tonne, respectively. We set the price for the external sales of alumina products by reference to alumina prices at reference markets and taking into account the following considerations:

  alumina imports into China, CIF Chinese ports;
  international and domestic transportation costs;
  our short-term and mid-term projections for alumina;
  the 17% value-added tax applicable to our products;
  import related fees; and
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

  Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers.Terms of the sales contracts for primary aluminum are typically one year. We price our primary aluminum products based on the SHFE futures prices.
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

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We sold approximately 3.5 million tonnes of outsourced primary aluminum in 2013.

To improve the efficiency of our distribution, we divide our China market into several regions as follows:

  southern China (including Guangdong and Fujian Provinces);
  eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality);
  southwestern China (including Sichuan Province and Chongqing Municipality);
  the Beijing-Tianjin-Tanggu area; and
  northeastern China (including Liaoning and Heilongjiang Provinces).

We sell substantially all of our self-produced and outsourced primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Although we have conducted export sales in the past, all of our external sales of primary aluminum in 2013 were domestic sales. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our self-produced primary aluminum products, taking into account three main factors: the primary aluminum spot prices and futures price on the SHFE; our production costs and expected profit margins; and supply and demand. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. As part of our efforts to coordinate and centralize sales, we also set minimum prices for primary aluminum products that are sold directly to external consumers by our subsidiaries and branches with respect to each region in China where our primary aluminum is sold. These minimum prices are determined by reference to the SHFE spot price for primary aluminum. The smelter filling a particular order from an external customer is generally responsible for negotiating the pricing and delivery terms and must comply with the minimum pricing guidelines unless it obtains prior approval from our headquarters. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our alumina chemical products directly to external customers or indirectly to external customers through Chalco Trading for subsequent external trading.

We sell most of our alumina chemical products and gallium in China. Prices for our alumina chemical products and gallium are determined through negotiations with our customers, taking into consideration the market conditions. Our total sales of gallium in 2011, 2012 and 2013 amounted to approximately RMB118.0 million, RMB56.8 million and RMB149.8 million, respectively.

Coal

Ningxia Energy sells a portion of its self-produced coaldirectly to external customers through short-term contracts at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. Except a small percentage of the coal output supplied to Henan Aluminum, Ningxia Energy consume the rest of its self-produced coal at itsown electric power plant.

In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading. We sold approximately 6.3 million tonnes of outsourced coal in 2013.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been substantially engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see "- Alumina" and "- Primary Aluminum" for more details. We also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see "- Coal." In 2013, we sold approximately 804,449 tonnes of outsourced copper, zinc and lead. In addition, we also sell outsourced raw and ancillary materials in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

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

Most of our primary aluminum products are transported by rail and our coal products are transported by trucks.

Principal Facilities

Our principal facilities include 21 principal production plants and our Research Institute. Set forth below is a description of our principal production plants.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. The Guangxi branch obtains bauxite delivered via highway from the Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from the Guangxi branch.

The Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. The Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by removing production bottlenecks and investing in capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2013. In 2013, the Guangxi branch produced approximately 2,403,100 tonnes of alumina, along with approximately 196,500 tonnes of alumina chemical products. Most of the alumina output at the Guangxi branch is used in the primary aluminum smelter at the same branch and the remainder is sold to third-party smelters.

Our Guangxi branch also uses advanced 160Ka and 320Ka pre-bake reduction pot-lines developed by us in its smelting operations. As of December 31, 2013, our Guangxi branch's annual primary aluminum production capacity was approximately 139,500 tonnes and it produced approximately 126,500 tonnes of primary aluminum in 2013.

Guizhou Branch

The Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. In 2013, our Guizhou branch produced approximately 516,700 tonnes of alumina and16,600 tonnes of alumina chemical products before we disposed of the assets of alumina production line of Guizhou branch to a subsidiary of Chinalcoin June 2013. Our Guizhou branch uses 160Ka, 186Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. As a result of technological innovations and overhauls since its inception, our Guizhou smelter is among the most technologically advanced smelters in China. As of December 31, 2013, our Guizhou branch had an annual primary aluminum production capacity of approximately 403,700 tonnes. In 2013, our Guizhou branch produced approximately 339,900 tonnes of primary aluminum.

Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes in addition to carbon anodes. As the Guizhou branch is our only facility that produces carbon cathodes, it supplies carbon cathodes to seven of our primary aluminum smelters and our Research Institute. Its carbon cathodes are also sold to external customers throughout China.

Henan Branch

The Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 in Henan Province, a province rich in bauxite reserves. Bauxite is delivered to our Henan branch via railway and highway from the following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo and our mines in Indonesia. Our Henan branch was the first refinery in China to develop the Bayer-sintering combined process. We also have an alumina production line that uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through purchases on the market. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. Henan branch had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2013. In 2013, our Henan branch produced approximately 1,982,800 tonnes of alumina and 219,400 tonnes of alumina chemical products. Henan branch currently has the largest power generation capacity among our alumina refineries. In January 2013, we ceased the operation of the obsolete primary aluminum production facilities of Henan branch.

Shandong Branch

The Shandong branch commenced operations in 1954 and has the capacity to produce alumina, primary aluminum and aluminum fabrication products. Bauxite is delivered to our Shandong branch via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China's first production facility for alumina. It produces the majority of its alumina through the sintering process and Bayer process, but has an ore-dressing sintering operation. The Shandong branch uses bauxite from our mines in Indonesia and purchases the majorityof the bauxite required for its production from small third-party mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters as well as external customers. Shandong branch had an annual alumina production capacity of approximately 1,770,000 tonnes as of December 31, 2013. It produced approximately 1,535,200 tonnes of alumina in 2013.

In addition, our Shandong branch produces substantial amounts of alumina chemical products and produced approximately 973,700 tonnes of alumina chemical products in 2013. It is the largest and most technologically advanced alumina chemical products production facility in China with the ability to produce the widest variety of alumina chemical products.

As of December 31, 2013, our Shandong branch's annual primary aluminum production capacity was approximately 55,000 tonnes and it produced approximately 35,000 tonnes of primary aluminum in 2013.

Our Shandong branch also uses its self-produced primary aluminum to produce aluminum fabrication products. As of December 31, 2013, our Shandong branch had an annual aluminum fabrication production capacity of 10,000 tonnes and it produced approximately 9,095 tonnes of aluminum fabrication products in 2013.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 160Ka and 200Ka automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai branch sources alumina from our Shanxi, Shandong, Henan and Zhongzhou branches, but incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches. The Qinghai branch produced approximately 386,700 tonnes of primary aluminum in 2013, slightly exceeding its designed annual production capacity of approximately 367,000 tonnes as of December 31, 2013.

Shanxi Branch

Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province rich in bauxite deposits. Bauxite is transported to our Shanxi branch via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant. Shanxi branch had an annual alumina production capacity of approximately 2,747,000 tonnes as of December 31, 2013. Our Shanxi branch produced approximately 2,249,900 tonnes of alumina and 13,000 tonnes of alumina chemical products in 2013.

Our Shanxi branch's production facilities are primarily imported. Shanxi branch relies on bauxite from our own mines as well as external suppliers. It is in the proximity of large coal mines and substantial water resources and currently has the second largest power generation capacity among our alumina refineries.

Zhongzhou Branch

Located in Henan Province, our Zhongzhou branch is a stand-alone alumina plant, located near abundant bauxite, coal and water supplies. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its sintering process and Bayer process. Our Zhongzhou branch obtains bauxite supplies from our mines in Indonesia and from external suppliers in Henan Province and Shanxi Province.

Our Zhongzhou branch had an annual alumina production capacity of approximately 2,980,000 tonnes as of December 31, 2013. Our Zhongzhou branch produced approximately 1,982,600 tonnes of alumina and approximately 240,000 tonnes of alumina chemical products in 2013.

Zunyi Alumina

Zunyi Alumina is located in Zunyi, Guizhou Province. In April 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydroelectric Co., Ltd, to establish a joint venture company, Zunyi Alumina. We held 73.28% of the equity interests in Zunyi Alumina as of December 31, 2013. Zunyi Alumina completed the construction of alumina production facilities and commenced operations in 2010. After the completion of its expansion project in 2012, Zunyi Alumina's annual alumina production capacity reached approximately 1,000,000 tonnes as of December 31, 2013. Zunyi Alumina produced approximately 978,100 tonnes of alumina and 2,400 tonnes of alumina chemical products in 2013.

Shanxi Huaxing

Located at Xing Xian, Lvliang City of Shanxi Province, Shanxi Huaxing is a stand-alone alumina plant which commenced trial production in October 2013. Shanxi Huaxing obtains bauxite supplies from our own mines delivered primarily via highway and is located near abundant coal and water supplies.

Shanxi Huaxing had an annual alumina production capacity of approximately 800,000 tonnes as of December 31, 2013. Shanxi Huaxing produced approximately 30,000 tonnes of alumina in 2013.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2013. Chongqing branch produced approximately 464,800 tonnes of alumina and 7,000 tonnes of alumina chemical products in 2013.

Lanzhou Branch

Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 and was acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 388,000 tonnes as of December 31, 2013. It produced approximately 359,400 tonnes of primary aluminum in 2013.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Shanxi Huaze's designed annual production capacity of primary aluminum was approximately 350,000 tonnes as of December 31, 2013 and it produced approximately 356,600tonnes of primary aluminum in 2013. We currently hold 60% of the equity interest of Shanxi Huaze.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Shanxi Guan Lv Company Limited to establish a joint venture company, Shanxi Huasheng. Shanxi Huasheng commenced operations in March 2006 and had a designed annual production capacity of primary aluminum of approximately 220,000 tonnes as of December 31, 2013. In 2013, Shanxi Huasheng produced approximately 223,200 tonnes of primary aluminum. We currently hold 51% of the equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. We currently hold 62.1% of the equity interest in Zunyi Aluminum. Zunyi Aluminum's annual primary aluminum production capacity was approximately 235,000 tonnes as of December 31, 2013 and it produced approximately 227,500 tonnes of primary aluminum in 2013.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. Fushun Aluminum had an annual primary aluminum production capacity of approximately 330,000 tonnes as of December 31, 2013. Fushun Aluminum produced approximately 305,100 tonnes of primary aluminum in 2013.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% of the equity interest in Shandong Huayu. Shandong Huayu had an annual primary aluminum production capacity of approximately 200,000 tonnes as of December 31, 2013. Shandong Huayu also has supporting facilities and coal-fired generators. In 2013, Shandong Huayu produced approximately 221,700 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold 51% of the equity interest in Gansu Hualu. Gansu Hualu had an annual primary aluminum production capacity of approximately 230,000 tonnes as of December 31, 2013 and it produced approximately 214,300 tonnes of primary aluminum in 2013.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had a designed annual production capacity of approximately 388,000 tonnes as of December 31, 2013. In 2013, it produced approximately 366,300 tonnes of primary aluminum.

Liancheng branch

Liancheng branch is located in Gansu Province. In late May, 2008, we acquired 100% of the equity interest of Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. Liancheng branch had an annual primary aluminum production capacity of approximately 523,000 tonnes as of December 31, 2013. It produced approximately 536,500 tonnes of primary aluminum in 2013.

Longmen Aluminum

Located in Shanxi Province, Longmen Aluminum was established in 1991. We hold 55% of its equity interests. It specializes in producing primary aluminum. In March 2012, we ceased the operation of our obsolete primary aluminum production facilities of Longmen Aluminum.

Chalco Nanhai

Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Chalco Nanhai commenced its commercial operation in 2011 and had an annual aluminum fabrication production capacity of approximately 110,000 tonnes as of December 31, 2013. It produced approximately 13,967 tonnes of aluminum fabrication products in 2013.

Ningxia Energy

We acquired 70.82% of the equity interest in Ningxia Energy in January 2013. Please see "- A. History and Development of the Company - Significant Acquisitions and Joint Ventures." Ningxia Energy was established in June 2003. It is an integrated power generation company with total installed capacity of 2,671.5 MW, operating coal mines located in Ningxia Autonomous Region.Its principal business includes conventional coal-fire power generation and renewable energy generation. In 2013, Ningxia Energy produced approximately 7.6 million tonnes of coal and approximately 10.5 billion kWh of electricity.

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

Competition

Competition from Domestic Competitors

Alumina

As the largest producer of alumina in China, although we face competition from other large domestic refineries, we have several advantages over such competitors, including:

  we have access to a substantial and stable supply of bauxite;
  we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China;
  we have strong capacity in technology research and hold certain proprietary technologies and patents;
  our substantial workforce that has extensive experience in production and management; and
  we enjoy strong government support under state policy.

In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, MIIT published "Standard Conditions for Aluminum Industry" (the "Standard Conditions") in July 2013, pursuant to which any new alumina project must be approved by the relevant department of the State Council of China and meet the requirements for annual production capacity and raw materials supply. The Standard Conditions have established a high entry barrier for new alumina producers in China.

Primary Aluminum

We derived all of our primary aluminum revenues from domestic sales in 2013. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2013, our primary aluminum production represented approximately 15.4% of total domestic production in China.

We are the largest integrated alumina and primary aluminum producer in China. Currently, six primary aluminum producers in China (including Chalco) have annual production capacities of one million tonnes or more, which represent approximately 49.8% of the total primary aluminum production capacity in China. 15 primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more, which represent approximately 71.6% of the total primary aluminum production capacity in China. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the Standard Conditions, new aluminum projects for expanding production capacity must be approved by the relevant department of the State Council of China and must have stable supply of alumina. As of the date of the annual report, the relevant department of the State Council of China is not expected to approve any new aluminum projects except those environmental protection upgrade projects and expired equipment exchange projects planned by the PRC government.

Although we face competition from other large domestic smelters, we have several advantages over such competitors, including:

  Scale of production. With 14 primary aluminum smelters including our Research Institute, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.
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

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2013, China imported approximately 3.8 million tonnes of alumina, representing approximately a 24.0% decrease from 2012. China had net import of approximately 255,000 tonnes of primary aluminum in 2013, which represented a 35.1% decrease from 2012. We expect to continue to face competition from international suppliers of alumina and primary aluminum which are large international companies. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, we expect to continue benefiting from certain PRC governmental policies that promote the growth of large domestic smelters.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2013, we completed 110 technological projects, including 12 technology development projects, 15 industrialization, promotion and application of advanced technologies projects and 83 basic application projects. In addition, we filed a total of 89 patent applications in 2013.

As of December 31, 2013, we owned 1,464 patents, which were primarily related to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design, 10 years from the date of the patent application. As of December 31, 2013, we owned 36 trademarks, each of which had a term of 10 years.

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

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2013, we passed the review and the accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. Through these efficiency initiatives, we estimate that we conserved the energy equivalent of 950,000 tonnes of standard coal in 2013. We have incorporated clean technology and processes into our operations with a view to promoting the concept of "zero emission" plants. Since 2009, we have achieved our target of zero industrial waste water emission.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB1,524.6 million, RMB1,073.7 million and RMB556.4 million for the years ended December 31, 2011, 2012 and 2013, respectively. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

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

Our insurance preminus were RMB75.9 million, RMB58.8 million and RMB41.0 million in 2011, 2012 and 2013, respectively.

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

We are principally subject to governmental supervision and regulation by three agencies of the PRC government:

  the NDRC, which sets and implements the major policies concerning China's economic and social development, approves investments exceeding certain amounts, coordinates and improves the reform of the economic system;
  the Ministry of Land and Resources of China, which has the authority to grant land use licenses and mining right permits; and
  the Ministry of Industry and Information Technology, which formulates industrial policies and investment guidelines for all industries including the aluminum industry.

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

Standard Conditions for Aluminum Industry

Standard Conditions provides that bauxite mining, alumina and primary aluminum projects must comply with the state industry policies and overall plans on the development of aluminum industry, land use, urban planning and designation of functional zones. The aluminum smelting enterprises must be appropriately distributed according to conditions including availability of resources, energy and environment. The regulation indicates that with guidance and plans, aluminum smelting enterprises located in regions lacking competitive production elements should be gradually moved to more competitive region, and the amount of newly increased production capacity shall be strictly controlled to prevent excessive capacity caused by over-investing. The regulation further sets standards for production scale and major external conditions for newly established bauxite mining, alumina, electrolytic aluminum and recycled aluminum projects.

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

The Electric Power Law of China and related rules and regulations govern construction, generation, supply and consumption of electric power. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements. In October 2007, Chinese government issued "Notice on Further Solutions of the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises have been gradually abolished. In May 2010, Chinese government issued "Notice of Eliminating Preferential Electricity Rate for High Energy Consuming Enterprises and Related Matters", which further eliminated the preferential electricity price arrangement enjoyed by Chinese primary aluminum enterprises. In December 2013, the NDRC and MIIT issued the "Circular on the Policies for Tiered Pricing of Electricity Used by Electrolytic Aluminum Enterprises" (the "Electricity Tiered Pricing Circular"), which became effective on January 1, 2014, to impose tiers of electricity prices on primary aluminum smelters. Specifically, if the alternating current consumed by any smelter is more than 13,700 kWh per tonne but no more than 13,800 kWh per tonne, such smelter must pay additional RMB0.02 per kWh for the electricity used. If the alternating current consumed by any smelter is more than 13,800 kWh per tonne, such smelter must pay additional RMB0.08 for per kWh for the electricity used.

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

Mineral Resources Laws and Regulations

All mineral resources in China are owned by the state under the current Mineral Resources Law. Exploration, exploitation and mining operations must comply with the relevant provisions of the Mineral Resources Law and are under the supervision of the Ministry of Land and Resources. Exploration and exploitation of mineral resources are also subject to examination and approval by the Ministry of Land and Resources or relevant local authorities. Upon approval, the relevant administrative authorities, which are responsible for supervision and inspection of mining exploitation in their jurisdiction, will issue an exploration permit or mining permit. The holders of mining rights are required to file with the relevant administrative authorities annually.

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

Energy Conservation Law

The new Energy Conservation Law came into effect on April 1, 2008. It sets out the general principles for reducing energy waste and improving efficiency of energy consumption. It urges the adjustment of industry structure and replacement of high energy consumption projects with new energy or renewable energy resources. In March 2014, the MIIT issued a regulation, the "Opinion on Implementing Supervision of Industrial Energy Conservation", which lists the primary aluminum smelting as one of the high energy consumption operations that will be highly monitored.

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

C.	ORGANIZATIONAL STRUCTURE

Below is a summary of our corporate structure and principal subsidiaries as of December 31, 2013:

Company	Percentage of ownership interest attribution to the Company	Principal activities

Baotou Aluminum Co., Limited	100%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabrication products and carbon products
Chalco Hong Kong Ltd.(1)	100%	Overseas investments and bauxite import and export activities
Chalco Zunyi Alumina Co., Ltd.	73.28%	Manufacture and distribution of alumina
China Aluminum International Trading Co., Ltd.	100%	Import and export activities
Chalco Mining Co., Ltd.	100%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products
Fushun Aluminum Co., Ltd.	100%	Aluminum smelting, manufacture and distribution of nonferrous metals
Gansu Hualu Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum
Shandong Huayu Aluminum and Power Co., Ltd.	55%	Manufacture and distribution of primary aluminum
Shanxi Huasheng Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products
Shanxi Huaze Aluminum and Power Co., Ltd.	60%	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum
Shanxi Huaxing Alumina Co., Ltd.	100%	Manufacture and distribution of alumina
Gansu Huayang Mining Development Company Limited	70%	Manufacture and distribution of coal and other mineral products
Chalco Energy Co., Ltd.	100%	Thermoelectric supply and investment management
Chalco Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing
Chalco Hong Kong Investment Company Limited	100%	Bond issuance

_________________ (1)Chalco Hong Kong Ltd. and Chalco Hong Kong Investment Company Limited are incorporated in Hong Kong and all other principal subsidiaries are incorporated in the PRC.

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

Source of Power and Water

All of our mining facilities in China are connected to the local or regional electric power grids.In addition, our mining facilities are connected to reliable water sources, all of which were sufficient for the requirements of each individual mine.

Our mines in Indonesia have access to local roads. The two mines in production are powered by diesel fuel and are equipped with washing machines.

Coal Mines

We acquired 70% of the equity interest in Gansu Huayang in March 2011, which holds exploration rights for certain coal deposits in Gansu Province, namely, Luochuan mine. The exploration permit will expire in October 2014. Luochuan mine is an underground mine and is currently under exploration. As of the date of this annual report, neither proven nor probable reserves have been established.

We acquired the mining rights for certain coal deposits Guizhou Province, namely Laodonghe mine,in January 2013 through Chalco Guizhou Mining Co., Ltd., in which we held 80% of the equity interest. The mining permit will expire in December 2018. We have completed the exploration but have not commenced development of Laodonghe mine. Laodonghe mine is an underground mine. As of the date of this annual report, neither proven nor probable reserves have been established.

We completed the acquisition of 70.82% of the equity interest in Ningxia Energy in January 2013, which holds mining rights or exploration rights for certain coal deposits in Ningxia Autonomous Region. The coal mines owned and operated by Ningxia Energy include Wangwa mine, Wangwa No.2 mine, Yindonggou mine and Yinxingyijingmine, all of which are underground thermal coal mines. The operations at these coal mines are powered by electricity from local power grids and are accessible by public roads. As of the date of this annual report, neither proven nor probable reserves have been established.

Wangwa mine and Wangwa No.2 mine are currently in commercial production. We primarily use fully mechanized longwall mining method to extract coal from Wangwa mine and Wangwa No.2 mine and we use advanced coal mining equipment including hydraulic roof supports and shearers. Yindonggou mine has ceased production and is currently under construction for capacity expansion and technology upgrade, which is expected to be completed in the first quarter of 2015. The mining permit of Yindonggou mine will expire in July 2014 and we have applied to renew it. Ningxia Energy holds 50% of the interest in Yinxingyijing mine with the joint owner not participating in the operation of such mine. The exploration permit of Yinxingyijing mine will expire in August 2014 and we are in the process of applying for mining permit.

The following table sets forth detailed information on Wangwa mine and Wangwa No.2 mine:

	Wangwa mine	Wangwa No. 2 mine

Nature of Ownership	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco
Commencement of construction	1984(1)	2007
Commencement of commercial production	1990(1)	2010
Permit renewal	January 2017	July 2014
Mining recovery rate (%)(2)	78.4%	75.5%
Depth of mine (meters underground)	400	400
Average thickness of main coal seam (meters)	No.5 coal:10.7; No.8 coal: 6.1	9.2
Calorific value (Kcal/kg)	5,105	5,480
Sulphur content (%)	1.0	1.2
Average ash content (%)	14.2	15.3

_________________

(1) Wangwa No.1 mine implemented a capacity expansion and technology upgrade in 2008 and resumed its production after completion of the foregoing expansion and upgrade in 2009. In addition, Wangwa No.1 mine is currently under construction for capacity expansion and technology upgrade and we expect to complete such expansion and upgrade in the first quarter of 2017.

(2) The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.

For the year ended December 31, 2013, Ningxia Energy incurred capital expenditures of RMB1,370.1 million and RMB48.9 million, respectively, on infrastructure construction and facility upgrading of its coal mines.

Land

Chinalco leases to us 467 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 63.9 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

  455 pieces of allocated land with an area of approximately 62.6 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and
  12 pieces of land with an area of approximately 1.3 million square meters. Chinalco has paid the land premiums and obtained land use rights certificates.

The land is leased for the following terms:

  allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, whose leased terms shall end on the expiration date of the mining rights or at the end of the actual mine life, whichever is earlier);
  granted land: until expiration of the relevant land use right permits; and
  for both allocated or granted land: normal commercial terms that stipulate, among other conditions, the terms of use, monthly or annual rental amounts payable in RMB and a six-month notification provision for termination of any lease agreement.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 50 buildings to Chinalco, with an aggregate gross area of approximately 40,256 square meters. Chinalco leases 168 buildings to us, with an aggregate gross area of approximately 334,670 square meters. The lease terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco had obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, for leasing the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which, the aggregated gross floor area we leased under such tenancy agreement was increased to 30,188.0 square meters. On October 10, 2010, we entered into a supplemental tenancy agreement with China Aluminum Development Company Limited, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was reduced to 26,036.3 square meters. On October 15, 2011, we renewed the tenancy agreement to extend it for another two years, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was further reduced to 23,551 square meters. On March 26, 2013, we renewed the tenancy agreement with its term to be expired on December 31, 2015.

For environmental issues in relation to the utilization of our assets, please refer to "- Environmental Protection."

Our Expansion

Our expansion projects in 2014 primarily include:

  Baotou Aluminum captive power plant project: This project is expected to be completed in 2014, with an annual electricity production capacity of approximately 3.9 billion kWh. We expect to invest a total amount of approximately RMB2.7 billion in this project and we had invested approximately RMB1.6 billion as of December 31, 2013.
  Construction of two mining areas of Sanmenxia mine: This project is expected to be completed by the end of 2015, with an annual bauxite production capacity of 1.6 million tonnes. We expect to invest a total amount of approximately RMB1.4 billion in this project and we had invested approximately RMB384 million as of December 31, 2013.
  Capacity expansion and technology upgrade of Yindonggou mine: This project is expected to be completed in the first quarter of 2015, with an annual coal production capacity of 3 million tonnes. We expect to invest a total amount of approximately RMB2.7 billion in this project and we had invested approximately RMB1.2 billion as of December 31, 2013.
  Capacity expansion and technology upgrade of Wangwa mine: This project is expected to be completed in the first quarter of 2017, with an annual coal production capacity of 6 million tonnes. We expect to invest a total amount of approximately RMB3.1 billion in this project and we had invested approximately RMB238 million as of December 31, 2013.

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

Overview

We are the largest producer of alumina and primary aluminum products in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:

66

*

Alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 92.3% of the total production volume for this segment in 2013. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce a small amount of gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

*

Primary aluminum segment, which consists of the production and sale of primary aluminum and aluminum-related products, such as carbon products. Our principal primary aluminum product are ingots and molten aluminum, which in the aggregate accounted for approximately 82.6% of our total production volume for this segment in 2013. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, power generation, automobile, packaging, machinery and durable goods industries. We produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

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

*

Energy segment, which includes coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2013, we sold most of the electricity we generated to regional power grids at government-mandated rates and supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.

*	Corporate and other operating segment, which mainly include management of headquarters, research and development activities.

We used to be engaged in the aluminum fabrication operations, where we processed primary aluminum for the production and sales of various aluminum fabrication products, including casts, planks, strips, screens, extrusions, ingots and profiles. As approved at our 2012 annual general meeting held on June 27, 2013, we disposed of substantially all of our aluminum fabrication operations to Chinalco in line with our development strategy to focus on the upstream sectors of the aluminum market value and industry chain. Therefore, the aluminum fabrication segment ceased to be included in our results on June 27, 2013. In accordance with IFRSs, our aluminum fabrication segment is classified as discontinued operation and the operating results of aluminum fabrication segment are presented as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. Our alumina, primary alumina, trading, energy and corporate and other segments are classified as continuing operations and the operating results of such segments are presented as continuing operations in the consolidated statement of comprehensive income for the year ended December 31, 2013. The consolidated statements of comprehensive income for the year ended December 31, 2012 and 2011 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRSs as issued by the IASB, which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas in our financial reporting involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to our consolidated financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.

Property, plant and equipment and intangible assets - recoverable amount

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

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

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

Coal reserve estimates and units-of-production amortization for coal mining rights

Engineering estimates of our coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated coal reserves can be designated as "proved" and "probable". Proved and probable coal reserve estimates are updated on regular basis and have taken into account recent production and technical information about each mine. In addition, as prices and cost levels change from year to year, the estimate of proved and probable coal reserves also changes.

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

Deferred tax assets are recognized for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it isprobable that taxable profit will be available against which the losses can be utilized or other temporary difference could be recovered. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of our deferred tax assets as of December31, 2013 was RMB1,892 million, compared with approximately RMB2,261 million as of December 31, 2012. The amount of unrecognized tax losses as of December 31, 2013 was RMB16,709 million, compared with approximately RMB9,686 million as of December 31, 2012.

An entity shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied: (a) the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and (b) it is probable that the temporary difference will not reverse in the foreseeable future. We believe that the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities was recognized as disclosed in Note 12 to our consolidated financial statements.

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

Loss of control of a subsidiary in multiple arrangements

A parent might lose control of a subsidiary in multiple arrangements (transactions). However, sometimes circumstances indicate that the multiple arrangements should be accounted for as a single transaction. In determining whether to account for the arrangements as a single transaction, a parent shall consider all the terms and conditions of the arrangements and their economic effects. One or more of the following indicate that the parent should account for the multiple arrangements as a single transaction: (a) they are entered into at the same time or in contemplation of each other; (b) they form a single transaction designed to achieve an overall commercial effect; (c) the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement; (d) one arrangement considered on its own is not economically justified, but it is economically justified when considered together with other arrangements. As disclosed in Note 38(a) of our consolidated financial statements, we lost our control over Jiaozuo Wanfang after our equity interest in Jiaozuo Wanfang was diluted. We believe that the above transaction accompanying our disposal of 4.998% equity interest in Jiaozuo Wanfang in 2010 was accounted for as a single transaction.

Discontinued operation

A discontinued operation is a component of our business, the operations and cash flows of which can be clearly distinguished from the rest of us and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs when the operation is abandoned. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statement of comprehensive income, which comprises comparative information for prior periods is represented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

On June 27, 2013, we disposed of all of our equity interests in the following subsidiaries to Chinalco, including (1) 90.03% equity interest in Henan Aluminum; (2) 60% equity interest in Chalco Southwest Aluminum; (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling; (4) 56.86% equity interest in Huaxi Aluminum; (5) 93.30% equity interest in Chalco Ruimin; (6) 100% equity interest in Qingdao Light Metal. Meanwhile, we disposed of our Northwest Aluminum Fabrication Branch to Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 27, 2013. The above transactions are settled in cash. In addition, as an adherent condition of the transfer of the equity interest in Henan Aluminum and Qingdao Light Metal, we also transferred the entrusted loans due from Henan Aluminum and Qingdao Light Metal to Chinalco, which were completed on June 27, 2013.

The above disposed subsidiaries and Aluminum Fabrication Branch form our aluminum fabrication segment. In accordance with IFRSs 5 Noncurrent Assets Held for Sale and Discontinued Operations, the aluminum fabrication segment is classified as a discontinued operation and the operating results of the aluminum fabrication segment is presented as a discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. The comparative figures for the consolidated statements of comprehensive income and related notes are revised to reflect the reclassification between continuing operations and the discontinued operation accordingly.

We have no material contingent liabilities related to the disposal of the discontinued operation. Details on the discontinued operation are disclosed in Note 6 to the financial statements.

New IFRSs Pronouncements

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

Economic Condition of China and the World

As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China's economy has experienced rapid growth despite the negative effect of the recent global financial crisis beginning in the second half of 2008. The growth of China's economy has led to increased demand in major aluminum product market, which in turn resulted in increased demand for our products. From 2012 to 2013, China's GDP grew by 7.7%. In 2013, the global economy continued to recover from the global financial crisis. However, despite the growth in China's economy and the recovery of the global economy from the global financial crisis, excessive supply over demand in the aluminum industry and fierce competition among aluminum producers remained unchanged in 2013. As a result, demand for our products in both domestic and global market only increased slightly.

The global output of alumina in 2013 increased to approximately 106.8 million tonnes from 2012. The global alumina consumption in 2013 increased to approximately 105.1 million tonnes from 2012. In 2013, the domestic output of alumina products increased to approximately 49.0 million tonnes from 2012 and the domestic consumption for alumina increased to approximately 51.3 million tonnes from 2012. In 2013, alumina imported into the PRC decreased to approximately 3.8 million tonnes from 2012.

The global output of primary aluminum in 2013 increased to approximately 50.6 million tonnes from 2012. The global consumption of primary aluminum in 2013 increased to approximately 50.9 million tonnes from 2012. In 2013, the domestic output of primary aluminum increased to approximately 24.9 million tonnes from 2012 and the domestic consumption of primary aluminum increased to approximately 24.8 million tonnes from 2012.

For the year ended December 31, 2013, we had cost of sales from continuing operations of RMB166,679.8 million, compared with cost of sales from continuing operations of RMB143,425.9 million for the year ended December 31, 2012.

Mix and Pricing of Our Products

We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We sell most of our self-produced products through Chalco Trading, taking into account the relevant LME and SHFE prices. In 2013, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 4.0%, 18.8%, 73.9% and 2.9%, respectively, of our consolidated total revenues from continuing operations after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed "Item 4. Information of the Company - B. Business Overview - Sales and Marketing."

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined at a percentage of the average primary aluminum futures prices on the SHFE for the past three months. Chalco Trading coordinates the external sales of our alumina products. In 2013, due to the increase in demand for alumina-in the Middle East and China, the international alumina prices slightly rebounded. However, the domestic alumina prices continued to drop as a result of excessive supply over demand despite of slight recovery in the fourth quarter. In 2013, the spot price of alumina in the international market reached a high of approximately US$351.5 per tonne and bottomed out at approximately US$312.5 per tonne, and the average spot price of alumina in the international market was approximately US$326 per tonne, representing an increase of 2.2% from 2012. The spot price of alumina in the domestic market reached a high of RMB2,650 per tonne and bottomed out at RMB2,230 per tonne, and the average spot price of alumina in the domestic market was approximately RMB 2,497 per tonne, representing a decrease of 5.7% from 2012. Our average selling price of alumina decreased by 5.4% from RMB2,681 per tonne in 2012 to RMB2,544 per tonne in 2013.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the SHFE spot prices. SHFE primary aluminum spot prices generally reflect LME primary aluminum spot prices, but also account for international transportation costs, import tariffs, value- added tax and other import-related costs. Fluctuations in the SHFE spot prices, and LME spot prices by extension, have a significant effect on our operating results. In the first quarter of 2013, as economy of the U.S. and other major countries continued to recover partly as a result of U.S. government's resolution of the fiscal cliff, the primary aluminum prices reached the highest level in 2013. However, as the global economy recovery failed to reach expectation, as well as the excessive supply over demand in the international and domestic market intensified, the primary aluminum prices experienced a continual drop in the second quarter and remained volatile in the third quarter. In the fourth quarter, the primary aluminum prices dropped to the lowest level of the year. The average three-month aluminum futures prices at LME decreased by 8.0% from US$2,052 per tonne in 2012 to US$1,888 per tonne in 2013. The average three-month aluminum futures prices at SHFE decreased by 7.6% from RMB15,795 per tonne in 2012 to RMB14,592 per tonne in 2013. Our average selling price of primary aluminum decrease by 6.9% from RMB15,694 per tonne in 2012 to RMB14,612 per tonne in 2013.

Price Volatility of Non-ferrous Metal and Coal Products.

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amount of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from trading of outsourced products in 2013 due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2013 was approximately RMB93,776.7 million, representing approximately 74.9% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operation result, as we need to make the correct prediction of the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.

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

Our principal raw material is bauxite. For the years ended December 31, 2011, 2012 and 2013, bauxite produced by us accounted for 48.8%, 50.8% and 40.9% of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2013, as a result of a decrease in the energy prices and improvement in energy efficiency during the manufacturing process , our average cost of alumina per tonne decreased by approximately 9% from that in 2012.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2013, we continued to focus on lowering the production costs through using the technology to reduce raw materials consumption. In 2013, we decreased our costs by decreasing our consumption of materials in our production through improving technology and internal management. However, the phasing out of obsolete capacity and centralized retirement of fixed assets expanded our nonrecurring loss to a certain extent.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 43.2% of our unit production cost for primary aluminum in 2013. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to or the destruction of production equipment and facilities. The preferential electricity prices formerly enjoyed by Chinese primary aluminum enterprises were eliminated in 2009. Our average annual electricity price increased by 4.7% from 2011 to 2012 and decreased by 5.1% from 2012 to 2013.

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

Our finance costs from continuing operations increased by 34.1% from 2012 to 2013, primarily due to a significant increase in our interest-bearing indebtedness as a result of the consolidation of Ningxia Energy. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.

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

Selected Statement of Operation Items

Revenue

Our revenue from continuing operations is primarily generated from sales of alumina, primary aluminum, other non-ferrous metal products and coal products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services.Historically, Chalco Trading mainly generated revenue by selling self-produced products procured from our alumina, primary aluminum and aluminum fabrication plants. As a result of the implementation of our operational structural adjustment exercise, we established our trading business as a new business segment in 2010. In connection with the significant increase of trading revenue, we refined our existing accounting system to separately capture sales of self-produced products and products sourced from external suppliers within the trading segment in 2011 and 2012. We disposed of the aluminum fabrication segment in June 2013. As the result, the operation results of such segment was classified as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013 and the comparative figures and the consolidated statements of comprehensive income for the year ended December 31, 2012 and 2011 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly. Thus, our revenue from continuing operations for the years ended December 31, 2011, 2012 and 2013 does not include revenue from the aluminum fabrication business.

Cost of Sales

Our cost of sales from continuing operations consists primarily of purchase of inventories in relation to trading activities, the cost of the raw materials and consumables used, the electric power cost which is our principal energy cost, the fixed cost and employee benefit expenses. For the years ended December 31, 2011, 2012 and 2013, our cost of sales from continuing operations was RMB130,835.9 million, RMB143,425.9 million and RMB166,679.8 million, and accounted for 94.7%, 99.9% and 98.4% of the total consolidated revenues from continuing operations.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses from continuing operations consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses, employee benefit expenses for employees in selling and distribution department, warehouse and other storage fees, depreciation of non-production property, plant and equipment, sales commissions and other handling fees, marketing and advertising expenses, and others. Selling and distribution expenses from continuing operations accounted for 32.9%, 38.3% and 33.8% of our total operating expenses from continuing operations for the years ended December 31, 2011, 2012 and 2013, respectively.

General and Administrative Expenses. Our general and administrative expenses from continuing operations consist primarily of employee benefit expenses for directors and officers and employees in administrative department, provision for impairment of receivables, taxes other than income tax expense , depreciation of non-production property, plant and equipment, operating lease rental expenses, travelling and entertainment and, to a lesser extent, legal and other professional fees, amortization of land use rights and leasehold land, utilities and office supplies, insurance expense, pollutants discharge fees, repairs and maintenance, auditors' remuneration, amortization of intangible assets, and others. General and administrative expenses from continuing operations accounted for 56.4%, 57.4% and 53.6% of our total operating expenses for the years ended December 31, 2011, 2012 and 2013, respectively. Employee benefit expenses from continuing operations, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, and retirement benefit cost-defined contribution schemes, comprise the largest component of our general and administrative expenses from continuing operations, accounting for 28.2%, 30.5% and 32.7% of our total general and administrative expenses from continuing operations for the years ended December 31, 2011, 2012 and 2013, respectively. For the year ended December 31, 2013, we had provision for impairment of receivables from continuing operations of RMB297.3 million, accounting for 10.1% of our total general and administrative expenses from continuing operations for that period.

Research and Development Expenses. Our research and development expenses from continuing operations accounted for 4.5%, 3.9% and 3.5% of our total operating expenses from continuing operations for the years ended December 31, 2011, 2012 and 2013, respectively.

Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment from continuing operations accounted for 6.2%, 0.4% and 9.1% of our total operating expenses from continuing operations for the years ended December 31, 2011, 2012 and 2013, respectively.

Other Income

Our other income from continuing operations represents government grants, which were primarily research subsidies and grants on environmental protection projects and electricity price subsidies from government.

Other Gains/(Losses), net

Our other net gains/(losses) from continuing operations in 2013 consist primarily of gains on disposal of Chalco Iron Ore and Jiaozuo Wanfang and acquisition of a subsidiary.

Finance Income

Our finance income from continuing operations consists primarily of interest income from banks. For the years ended December 31, 2011, 2012 and 2013, our finance income was RMB127.0 million, RMB302.3 million and RMB616.6 million, and accounted for 0.1%, 0.2% and 0.4% of the total consolidated revenues from continuing operations, respectively.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government's efforts to regulate the PRC economy. In 2013, we incurred interest expense (net of capitalized interest) from continuing operations of RMB5,948.9 million on our borrowings.

Share of Profits of Joint Ventures

Our share of profits of joint ventures is the profits attributable to us from our joint ventures, based on our equity interests in such joint ventures. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Share of Profits of Associates

Our share of profits of associates is the profits attributable to us from our associates, based on our equity interests in such associates. An associate is an entity over which we have significant influence but not control.

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenues from continuing operations from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,

	2011		2012		2013

	RMB	%	RMB	%	RMB	US$	(%)
	(in millions, except percentages)
Continuing operations
Revenue	138,205.7	100.0	143,437.0	100.0	169,431.2	27,988.0	100.0
Cost of sales	(130,835.9)	(94.7)	(143,425.9)	(99.9)	(166,679.8)	(27,533.5)	(98.4)

Gross profit	7,369.8	5.3	11.1	0.1	2,751.4	454.5	1.6
Selling and distribution expenses	(1,488.0)	(1.1)	(1,834.0)	(1.3)	(1,859.2)	(307.1)	(1.1)
General and administrative expenses	(2,553.4)	(1.8)	(2,750.2)	(2.0)	(2,946.9)	(486.8)	(1.7)
Research and development expenses	(206.4)	(0.1)	(184.7)	(0.1)	(193.6)	(32.0)	(0.1)
Impairment loss on property, plant and equipment	(279.8)	(0.2)	(19.9)	(0.0)	(501.2)	(82.8)	(0.3)
Other income	159.8	0.1	734.9	0.5	805.9	133.1	0.5
Other gains/(losses), net	502.5	0.3	(17.0)	(0.0)	7,399.3	1,222.3	4.4

Operating profit/(loss) from continuing operations	3,504.5	2.5	(4,059.8)	(2.8)	5,455.7	901.2	3.2
Finance income	127.0	0.1	302.3	0.2	616.5	101.9	0.4
Finance costs	(3,043.8)	(2.2)	(4,363.0)	(3.1)	(5,849.6)	(966.3)	(3.5)
Share of profits of joint ventures	122.3	0.1	37.0	0.0	148.7	24.6	0.1
Share of profits of associates	400.7	0.3	256.1	0.2	511.9	84.6	0.3

Profit/(loss) before income tax from continuing operations	1,110.7	0.8	(7,827.4)	(5.5)	883.2	146.0	0.5
Income tax (expense)/benefit	(121.2)	(0.1)	371.1	0.3	(339.5)	(56.1)	(0.2)

Profit/(loss) for the year from continuing operations	989.5	0.7	(7,456.3)	(5.2)	543.7	89.9	0.3
Discontinued operation
(Loss)/profit for the year	(299.0)	(0.2)	(1,187.3)	(0.8)	207.1	34.2	0.1

Profit/(loss) for the year	690.5	0.5	(8,643.6)	(6.0)	750.8	124.1	0.4

Note: Our aluminum fabrication segment is classified as discontinued operation and the operating results of aluminum fabrication segment are presented as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. The consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly.

No customer individually accounted for more than 10% of our total sales or any of our segment sales for the year ended December 31, 2013. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 7.6%, 4.8% and 6.1% of consolidated revenues from continuing operations for the years ended December 31, 2011, 2012 and 2013, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions" and Note 36 to our audited consolidated financial statements.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenue

Our revenue from continuing operations increased by 18.1% from RMB143,437.0 million for the year ended December 31, 2012 to RMB169,431.2 million for the year ended December 31, 2013, primarily due to the increase in our external trading volume and the newly added revenue of coal and electricity contributed by Ningxia Energy, partially offset by the decrease in the selling prices of our major products. In 2013, due to an increase in demand, the international alumina prices slightly rebounded. International primary aluminum product prices were volatile from the first quarter to the third quarter in 2013 and moved downward in the fourth quarter. Domestic alumina and aluminum product prices, impacted by continued increase in supply and China's downward adjustment to economic expectation, continued to decline in 2013. Our average selling price of alumina decreased by 5.1% from RMB2,681 per tonne in 2012 to RMB2,544 per tonne in 2013. Our average selling price of primary aluminum decreased by 6.9% from RMB15,694 per tonne in 2012 to RMB14,612 per tonne in 2013.

Cost of Sales

Our cost of sales from continuing operations increased by 16.2% from RMB143,425.9 million for the year ended December 31, 2012 to RMB166,679.8 million for the year ended December 31, 2013, primarily due to the increases in our external trading volume and the newly added cost of sales of coal and electricity contributed by Ningxia Energy, partly offset by a decrease in production costs of our principal products. In 2013, partly due to decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices, our average cost of alumina per tonne decreased by approximately 9% from that in 2012. In particular, our average annual electricity price decreased by 10.6% from 2012 to 2013. Our production cost of primary aluminum decreased by 5.7% from 2012 to 2013, primarily due to the decrease in the prices of raw materials.

Selling and Distribution Expenses

Our selling and distribution expenses from continuing operations increased by 1.4% from RMB1,834.0 million for the year ended December 31, 2012 to RMB1,859.2 million for the year ended December 31, 2013. Excluding the selling and distribution expenses of newly acquired subsidiary of Ningxia Energy, the selling and distribution expenses from continuing operations decreased by 2.7% from those in 2012, primarily due to our strict control of the selling and distribution expenses in various aspects.

General and Administrative Expenses

Our general and administrative expenses from continuing operations increased by 7.2% from RMB2,750.2 million for the year ended December 31, 2012 to RMB2,946.9 million for the year ended December 31, 2013. Excluding the general and administrative expenses of the newly acquired subsidiary of Ningxia Energy, the general and administrative expenses from continuing operations decreased by 4.64% from those in 2012, primarily because we strengthened our cost control in general and administrative expenses.

Research and Development Expenses

Our research and development expenses from continuing operations increased by 4.8% from RMB184.7 million for the year ended December 31, 2012 to RMB193.6 million for the year ended December 31, 2013.

Impairment Loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment from continuing operations increased significantly by 2,418.6% from RMB19.9 million for the year ended December 31, 2012 to RMB501.2 million for the year ended December 31, 2013, primarily because in 2013 we recognized impairment loss of RMB135 million from the provision of certain equipment of Zunyi Aluminum with the recoverable amount of RMB1,785 million and of RMB216 million from write-down of certain idle property, plant and equipment of our Group which have no resell value, whereas we did not recognize such impairment loss in 2012. See Note 8 to our audited consolidated financial statements for detailed information.

Other Income

Other income from continuing operations represented government grants of RMB805.9 million in the year ended December 31, 2013, slightly increased from RMB734.9million for the year ended December 31, 2012.

Other Gains/(Losses), Net

We recognized net other losses of RMB17.0 million for the year ended December 31, 2012, whereas we recognized net other gains of RMB7,399.3 million for the year ended December 31, 2013, primarily due to gains realized on disposal of equity interests in Chalco Iron Ore, deemed disposal of equity interests in Jiaozuo Wanfang and disposal of alumina production line of Guizhou branch, acquisition of a subsidiary and previously held equity interest remeasured at acquisition-date fair value. In 2013, we realized gain in the amount of RMB5,413.2 million from disposal of the 65% equity interests of Chalco Iron Ore to Chinalco. In April 2013, Jiaozuo Wanfang completed a private offering of its A shares, as a result of which we lost control over Jiaozuo Wanfang. We recognized a total gain from loss of control of Jiaozuo Wanfang in the amount of RMB805 million, representing a gain of RMB547 million from the deemed disposal in 2013 and transfer of a gain of RMB257.5 million from capital reserve relating to a disposal of 4.998% equity interest of Jiaozuo Wanfang in 2010. We also recognized a gain from disposal of alumina production line of Guizhou branch in the amount of RMB33.2 million. In addition, in 2013, we recognized a gain in the amount of RMB651.2 million representing the bargain purchase gain relating to our purchase of Ningxia Energy and a gain in the amount of RMB54.0 million of equity interest we held in Ningxia Energy prior to our acquisition of it which was remeasured at the acquisition-date fair value.

Operating Profit/(Loss)

As a result of the foregoing, our operating loss from continuing operations was RMB4,059.8 million for the year ended December 31, 2012, whereas we had an operating profit from continuing operations of RMB5,455.7 million for the year ended December 31, 2013.

Finance Income

Our finance income from continuing operations increased significantly from RMB302.3 million for the year ended December 31, 2012 to RMB616.5 million for the year ended December 31, 2013, due to an increase in the average balance of time deposits and entrusted loans.

Finance Costs

Our finance costs from continuing operations increased by 34.1% from RMB4,363.0 million for the year ended December 31, 2012 to RMB5,849.6 million for the year ended December 31, 2013, primarily due to a significant increase in our interest-bearing borrowings mainly incurred by Ningxia Energy, a subsidiary we acquired in 2013.

Share of profits of joint ventures

Our share of profits of joint ventures from continuing operations increased by 301.9% from RMB37.0 million for the year ended December 31, 2012 to RMB148.7 million for the year ended December 31, 2013, primarily due to the increase in share of profits of joint ventures as a result of consolidation of Ningxia Energy in 2013.

Share of profits of associates

Our share of profits of associates from continuing operations increased by 99.9% from RMB256.1 million for the year ended December 31, 2012 to RMB511.9 million for the year ended December 31, 2013, primarily due to the increase in share of profits of associates as a result of consolidation of Ningxia Energy in 2013, partly offset by the derecognition of our investment in two associates of Jiaozuo Wanfang as a result of the deemed disposal of Jiaozuo Wanfang.

Income Tax

Our income tax benefit from continuing operations was RMB371.1 million for the year ended December 31, 2012, whereas we had income tax expense of RMB339.5 million for the year ended December 31, 2013.

Results of Operations

As a result of the foregoing, our net loss from continuing operations was RMB7,456.3 million for the year ended December 31, 2012, whereas we had net profit from continuing operations of RMB543.7 million for the year ended December 31, 2013.

Our net loss from discontinued operation was RMB1,187.3 million for the year ended December 31, 2012, whereas we had net profit from discontinued operation of RMB207.1 million for the year ended December 31, 2013.

As a result, we had net loss of RMB8,643.6 million for the year ended December 31, 2012, whereas we had net gain of RMB750.8 million for the year ended December 31, 2013.

 Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenue

Our revenue from continuing operations increased by 3.8% from RMB138,205.7 million for the year ended December 31, 2011 to RMB143,437.0 million for the year ended December 31, 2012, primarily due to the increase in our trading volume, partially offset by the decrease in the selling prices of our major products. In 2012, under the influence of global economic depression and deterioration of Euro debt crisis, international alumina and aluminum product prices remained at low levels throughout the year. Domestic alumina and aluminum product prices, impacted by continued increase in supply and China's downward adjustment to economic expectation, also continued to decrease in 2012. Our average selling price of alumina decreased by 6.4% from RMB2,863 per tonne in 2011 to RMB2,681 per tonne in 2012. Our average selling price of primary aluminum decrease by 7.2% from RMB16,911 per tonne in 2011 to RMB15,694 per tonne in 2012.

Cost of Sales

Our cost of sales from continuing operations increased by 9.6% from RMB130,835.9 million for the year ended December 31, 2011 to RMB143,425.9 million for the year ended December 31, 2012, primarily due to the increases in our trading volume and costs of alumina and electricity used in our primary aluminum production. In 2012, partly due to the decline in the quality of domestically sourced bauxite, our average cost of alumina per tonne increased by approximately RMB152 from that in 2011. In addition, our average annual electricity price increased by 4.7% from 2011 to 2012.

Selling and Distribution Expenses

Our selling and distribution expenses from continuing operations increased by 23.3% from RMB1,488.0 million for the year ended December 31, 2011 to RMB1,834.0 million for the year ended December 31, 2012, primarily due to an increase in transportation and storage expenses as a result of an increase in trading volume of aluminum products and coal products.

General and Administrative Expenses

Our general and administrative expenses from continuing operations increased by 7.7% from RMB2,553.4 million for the year ended December 31, 2011 to RMB2,750.2 million for the year ended December 31, 2012, primarily due to an increase in the management expenses upon the completion of our construction in progress and the consultation fees paid for our acquisitions and mergers.

Research and Development Expenses

Our research and development expenses from continuing operations decreased by 10.5% from RMB206.4 million for the year ended December 31, 2011 to RMB184.7 million for the year ended December 31, 2012.

Impairment Loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment from continuing operations decreased significantly by 92.9% from RMB279.8 million for the year ended December 31, 2011 to RMB19.9 million for the year ended December 31, 2012, primarily because we recognized impairment charge of RMB278 million on Aurukun Project in 2011, whereas we did not recognize such impairment loss in 2012.

Other Income

Other income from continuing operations increased significantly from RMB159.8 million for the year ended December 31, 2011 to RMB734.9 million for the year ended December 31, 2012, primarily due to the increase in government grants on electricity price subsidies from government.

Other Gains/(Losses), Net

Our net other gains from continuing operations were RMB502.5 million for the year ended December 31, 2011, whereas we recognized net other losses from continuing operations of RMB17.0 million for the year ended December 31, 2012, primarily due to losses realized on futures, forward and option contracts and disposal of property, plant and equipment, partially offset by the gain we recognized on acquisition of the investment in an associate.

Operating Profit/(Loss)

As a result of the foregoing, our operating profit from continuing operations was RMB3,504.5 million for the year ended December 31, 2011, whereas we had an operating loss from continuing operations of RMB4,059.8 million for the year ended December 31, 2012.

Finance Income

Our finance income from continuing operations increased significantly from RMB127.0 million for the year ended December 31, 2011 to RMB302.3 million for the year ended December 31, 2012, due to an increase in the average balance of time deposits and entrusted loans.

Finance Costs

Our finance costs from continuing operations increased by 43.3% from RMB3,043.8 million for the year ended December 31, 2011 to RMB4,363.0 million for the year ended December 31, 2012, primarily due to an increase in our interest-bearing borrowings and an increase in the interest rate of our bank and other borrowings.

Share of Profits of Joint Ventures

Our share of profits of joint ventures from continuing operations decreased by 69.7% from RMB122.3 million for the year ended December 31, 2011 to RMB37.0 million for the year ended December 31, 2012, primarily due to a decrease in the profit of Guangxi Huayin.

Share of Profits of Associates

Our share of profits of associates from continuing operations decreased by 36.1% from RMB400.7 million for the year ended December 31, 2011 to RMB256.1 million for the year ended December 31, 2012, primarily due to a decrease in the profit of Zhaogu Coal.

Income Tax

Our income tax expense from continuing operations was RMB121.2 million for the year ended December 31, 2011, whereas we had income tax benefit from continuing operations of RMB371.1 million for the year ended December 31, 2012. For the years ended December 31, 2011 and 2012, our weighted average effective tax rate for continuing operations was 10.9% and 4.74%. The decrease in the weighted average effective tax rate is mainly due to fluctuations in the profitability of certain subsidiaries and branches, the existence of tax losses for which no deferred income tax assets were recognised and the written down of deferred tax assets on tax losses for certain subsidiaries because the utilization of the relevant tax losses carried over is not probable for the reasonable foreseeable future due to changes of markets condition and operating environment in 2012 and for the near future.

Results of Operations

As a result of the foregoing, our net profit from continuing operations was RMB989.5 million for the year ended December 31, 2011, whereas we had net loss from continuing operations of RMB7,456.3 million for the year ended December 31, 2012.

Our net loss from discontinued operation was RMB299.0 million and RMB1,187.3 million for the year ended December 31, 2011 and 2012, respectively.

As a result, we had net profit of RMB690.5 million for the year ended December 31, 2011, whereas we had net loss of RMB8,643.6 million for the year ended December 31, 2012.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately prepare the accounting for our alumina, primary aluminum, trading, energy and corporate and other operating segment. Unless otherwise indicated, also included in these segments are other revenue derived from activities such as supplying electricity, gas, heat and water to our affiliates, selling scrap and other materials and providing services including transportation and research and development to third parties. For additional information relating to our business segments and segment presentation, see Note 5 to our consolidated financial statements.

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

	Before Elimination of Inter-segment Sales					After Elimination of Inter- segment Sales

	Year Ended December 31,

	2011	2012	2013	2013	2013	2013

	RMB	RMB	RMB	US$	%	%
	(in millions, except percentages)

Revenue from contiuning operations
Alumina:
External sales	3,060.8	3,677.0	6,703.7	1,107.4	3.0	4.0
Inter-segment sales	28,066.2	28,168.9	27,276.2	4,505.7	12.0

Total	31,127.0	31,845.9	33,979.9	5,613.1	15.0

Primary aluminum:
External sales	35,501.9	34,520.9	31,885.4	5,267.1	14.0	18.8
Inter-segment sales	22,477.8	23,515.5	18,068.0	2,984.6	8.0

Total	57,979.7	58,036.4	49,953.4	8,251.7	22.0

Trading
External sales	99,337.6	104,878.9	125,291.6	20,696.70	55.2	73.9
Inter-segment sales	9,834.8	12,416.1	11,991.9	1,980.9	5.3

Total	109,172.4	117,295.0	137,283.5	22,677.6	60.5

Energy:
External sales	-	69.5	4,897.3	809.0	2.2	2.9
Inter-segment sales	-	-	261.8	43.2	0.1

Total	-	69.5	5,159.1	852.2	2.3

Corporate and others
External sales	305.4	290.7	653.3	107.9	0.3	0.4
Inter-segment sales	26.9	41.8	135.2	22.4	0.1

Total	332.3	332.5	788.5	130.3	0.4

Total Revenue from continuing operations before inter-segment eliminations	198,611.4	207,579.3	227,164.4	37,524.8	100.0
Eliminations of inter-segment sales	(60,405.7)	(64,142.3)	(57,733.2)	(9,536.7)

Consolidated total revenue from continuing operations	138,205.7	143,437.0	169,431.2	27,988.1		100.0

The following table sets forth segment results by segment for the periods indicated:

	Year Ended December 31,

	2011	2012	2013	2013

From continuing operations	RMB	RMB	RMB	US$
	(in millions)
Alumina:
Revenue	31,127.0	31,845.9	33,979.9	5,613.1
Cost and expenses(1)	(30,775.1)	(35,590.8)	(35,780.9)	(5,910.6)

Segment results(2)	351.9	(3,744.9)	(1,801.0)	(297.5)

Primary aluminum:
Revenue	57,979.7	58,036.4	49,953.4	8,251.7
Cost and expenses(1)	(57,083.6)	(61,121.1)	(52,745.4)	(8,712.9)

Segment results(2)	896.1	(3,084.7)	(2,792.0)	(461.2)

Trading:
Revenue	109,172.4	117,295.0	137,283.5	22,677.6
Cost and expenses(1)	(108,502.0)	(116,857.4)	(136,736.4)	(22,587.2)

Segment results(2)	670.4	437.6	547.1	90.4

Energy:
Revenue	-	69.5	5,159.1	852.2
Cost and expenses(1)	(9.7)	(115.4)	(4,210.3)	(695.5)

Segment results(2)	(9.7)	(45.9)	948.8	156.7

Corporate and others:
Revenue	332.3	332.5	788.5	130.3
Cost and expenses(1)	(1,408.8)	(1,857.2)	3,379.3	558.2

Segment results(2)	(1,076.5)	(1,524.7)	4,167.8	688.5

Elimination(3)	278.5	135.2	(187.5)	(31.0)

Total profit/(loss) from continuing operations before income tax	1,110.7	(7,827.4)	883.2	145.9

84

____________________

(1)Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.

(2)Segment results refer to profit/(loss) before income tax.

(3)Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Alumina Segment

Revenue. Total revenue generated by the alumina segment increased by 6.7% from RMB31,845.9 million for the year ended December 31, 2012 to RMB33,979.9 million for the year ended December 31, 2013, primarily due to an increase in the sales volume of alumina, partially offset by a decrease in the average selling price. Our sales volume of alumina increased by 18.5% from 4,650,000 tonnesin 2012 to 5,510,000 tonnes in 2013.Our average selling price of alumina decreased by 5.1% from RMB2,681 per tonne in 2012 to RMB2,544 per tonne in 2013.

Revenue from external sales of alumina segment increased by 82.3% from RMB3,677.0 million for the year ended December 31, 2012 to RMB6,703.7 million for the year ended December 31, 2013, primarily due to the change of revenue from product sales to Jiaozuo Wanfang from internal revenue to revenue from external sales and the increase in revenue from other businesses as a result of increased sales volume.

Revenue from inter-segment sales of alumina segment decreased slightly from RMB28,168.9 million for the year ended December 31, 2012 to RMB27,276.2 million for the year ended December 31, 2013.

Cost and expenses. The total cost and expenses for our alumina segment increased slightly from RMB35,590.8 million for the year ended December 31, 2012 to RMB35,780.9 million for the year ended December 31, 2013.

Segment results. Segment loss for our alumina segment decreased by 51.9% from RMB3,744.9 million for the year ended December 31, 2012 to RMB1,801.0 million for the year ended December 31, 2013.

Primary Aluminum Segment

Revenue. Total revenue generated by the primary aluminum segment decreased from RMB58,036.4 million for the year ended December 31, 2012 to RMB49,953.4 million for the year ended December 31, 2013, primarily due to the decrease in sales volume of primary aluminum and decrease in the average selling price. Our sales volume of primary aluminum decreased by 9.8% from 4,080,000 tonnes for the year ended December 31, 2012 to 3,680,000 tonnes for the year ended December 31, 2013. Our average selling price of primary aluminum decreased by 6.9% from RMB15,694 per tonne in 2012 to RMB14,612 per tonne in 2013.

Revenue from external sales of the primary aluminum segment decreased by 7.6% from RMB34,520.9 million for the year ended December 31, 2012 to RMB31,885.4 million for the year ended December 31, 2013, primarily due to a decrease in external sales volume of primary aluminum manufactured by us and decrease in the average selling price of primary aluminum.

Revenue from inter-segment sales of primary aluminum segment decreased by 23.2% from RMB23,515.5 million for the year ended December 31, 2012 to RMB18,068.0 million for the year ended December 31, 2013, primarily due tothe change of revenue from product sales to aluminum fabrication segment from internal revenue to revenue from external sales.

Cost and expenses. The total cost and expenses for our primary aluminum segment decreased by 13.7% from RMB61,121.1 million for the year ended December 31, 2012 to RMB52,745.4 million for the year ended December 31, 2013, primarily due to the decrease in prices of raw materials and electricity.

Segment results. Segment loss for our primary aluminum segment decreased by 9.5% from RMB3,084.7 million for the year ended December 31, 2012 to RMB2,792.0 million for the year ended December 31, 2013.

Trading Segment

Revenue. Total revenue generated by the trading segment increased by 17.0% from RMB117,295.0 million for the year ended December 31, 2012 to RMB137,283.50 million for the year ended December 31, 2013, primarily due to an increase in volumes of major aluminum and other non-ferrous metal and coal products procured and sold through our trading segment.

Revenue from external sales of the trading segment increased by 19.5% from RMB104,878.9 million for the year ended December 31, 2012 to RMB125,291.6 million for the year ended December 31, 2013. Revenue from external sales of trading segment for the year ended December 31, 2013 included RMB31,514.8 million of external sales of products produced by us and sold through the trading segment and RMB93,776.8 million of external sales of commodities purchased from external sources including alumina, primary aluminum, carbon products, aluminum fabrication products, coal products and non-ferrous metal products.

Revenue from internal sales of the trading segment decreased by 3.4% from RMB12,416.1 million for the year ended December 31, 2012 to RMB11,991.9 million for the year ended December 31, 2013. Revenue from internal sales of trading segment for the year ended December 31, 2013 included RMB1,259 million of internal sales of products purchased from our internal sources and RMB10,733 million of internal sales of products purchased from our external sources.

Cost and expenses. The total cost and expenses for our trading segment increased by 17.0% from RMB116,857.4 million for the year ended December 31, 2012 to RMB136,736.4 million for the year ended December 31, 2013, primarily due to the increase in volumes of major aluminum and other non- ferrous metal and coal products procured and sold through our trading segment.

Segment results. Segment profit for our trading segment increased by 25.0% from RMB437.6 million for the year ended December 31, 2012 to RMB547.1 million for the year ended December 31, 2013.

Energy Segment

Revenue.Total revenue generated by the energy segment increased significantly from RMB69.5 million for the year ended December 31, 2012 to RMB5,159.1 million for the year ended December 31, 2013, primarily because we generated revenue from sales of electricity generated and coal produced by Ningxia Energy, a subsidiary we acquired in 2013.

Revenue from external sales of the energy segment increased significantly from RMB69.5 million for the year ended December 31, 2012 to RMB4,897.3 million for the year ended December 31, 2013.

Revenue from internal sales of the energy segment increased from nil for the year ended December 31, 2012 to RMB261.8 million for the year ended December 31, 2013.

Cost and expenses.The total cost and expenses for our energy segment increased from RMB115.4 million for the year ended December 31, 2012 to RMB4,210.3 million for the year ended December 31, 2013.

Segment results.Segment loss for our energy segment was RMB45.9 million for the year ended December 31, 2012, whereas we had segment profit of RMB948.8 million for the year ended December 31, 2013.

Corporate and other operating segment

Revenue. Revenue from the corporate and other operating segment increased by 137.1% from RMB332.5 million for the year ended December 31, 2012 to RMB788.5 million for the year ended December 31, 2013, primarily due to the gain from deemed disposal of equity interest in Jiaozuo Wanfang and gain on disposal of equity interest in Chalco Iron Ore.

Segment results. Segment loss for our corporate and other operating segment was RMB1,524.7 million for the year ended December 31, 2012, whereas we had segment profit of RMB4,167.8 million for the year ended December 31, 2013.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Alumina Segment

Revenue. Total revenue generated by the alumina segment increased by 2.3% from RMB31,127.0 million for the year ended December 31, 2011 to RMB31,845.9 million for the year ended December 31, 2012, primarily due to an increase in the sales volume of alumina, partially offset by a decrease in the average selling price. Our sales volume of alumina increased by 8.5% from 2011 to 2012. Our average selling price of alumina decreased by 6.4% from RMB2,863 per tonne in 2011 to RMB2,681 per tonne in 2012.

Revenue from external sales of alumina segment increased by 20.1% from RMB3,060.8 million for the year ended December 31, 2011 to RMB3,677.0 million for the year ended December 31, 2012, primarily due to an increase in the external sales volume of alumina, partially offset by a decrease in the average external selling price of alumina.

Revenue from inter-segment sales of alumina segment remained stable from RMB28,066.2 million for the year ended December 31, 2011 to RMB28,168.9 million for the year ended December 31, 2012.

Cost and expenses. The total cost and expenses for our alumina segment increased by 15.6% from RMB30,775.1 million for the year ended December 31, 2011 to RMB35,590.8 million for the year ended December 31, 2012, primarily due to an increase in sales volume of alumina manufactured by us.

Segment results. We had segment loss of RMB3,744.9 million for the year ended December 31, 2012, whereas we had segment profit of RMB351.9 million for the year ended December 31, 2011.

Primary Aluminum Segment

Revenue. Total revenue generated by the primary aluminum segment increased slightly from RMB57,979.7 million for the year ended December 31, 2011 to RMB58,036.4 million for the year ended December 31, 2012, primarily due to an increase in the sales volume of primary aluminum, partially offset by a decrease in the average selling price. Our sales volume of primary aluminum increased by 6.2% from 3,843,000 tonnes for the year ended December 31, 2011 to 4,080,000 tonnes for the year ended December 31, 2012. Our average selling price of primary aluminum decreased by 7.2% from RMB16,911 per tonne in 2011 to RMB15,694 per tonne in 2012.

Revenue from external sales of the primary aluminum segment decreased by 2.8% from RMB35,501.9 million for the year ended December 31, 2011 to RMB34,520.9 million for the year ended December 31, 2012, primarily due to a decrease in the average selling price of primary aluminum manufactured by us.

Revenue from inter-segment sales of primary aluminum segment increased by 4.6% from RMB22,477.8 million for the year ended December 31, 2011 to RMB23,515.5 million for the year ended December 31, 2012, primarily due to an increase in the sales volume of primary aluminum manufactured by us through our trading segment.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 7.1% from RMB57,083.6 million for the year ended December 31, 2011 to RMB61,121.1 million for the year ended December 31, 2011, primarily due to the increases in the prices of raw materials, the electric power cost and sales volume of primary aluminum manufactured by us.

Segment results. Segment profit for our primary aluminum segment was RMB896.1million for the year ended December 31, 2011, whereas we had segment loss of RMB3,084.7 million for the year ended December 31, 2012. Included in this segment loss was share of profits of associates, which decreased by 38.9% from RMB390.4 million in 2011 to RMB238.7 million in 2012, primarily due to a decrease in the profit of Zhaogu Coal.

Trading Segment

Revenue. Total revenue generated by the trading segment increased by 7.4% from RMB109,172.4 million for the year ended December 31 2011 to RMB117,295.0 million for the year ended December 31, 2012, primarily due to an increase in volumes of major aluminum and other non-ferrous metal and coal products procured and sold through our trading segment.

Revenue from external sales of the trading segment increased by 5.6% from RMB99,337.6 million for the year ended December 31, 2011 to RMB104,878.9 million for the year ended December 31, 2012. Revenue from external sales of trading segment for the year ended December 31, 2012 included RMB38,184.1 million of external sales of products produced by us and sold through the trading segment and RMB66,694.8 million of external sales of commodities including alumina, primary aluminum, carbon products, aluminum fabrication products, coal products and non-ferrous metal products purchased from external sources.

Revenue from internal sales of the trading segment increased by 26.2% from RMB9,834.8 million for the year ended December 31, 2011 to RMB12,416.1 million for the year ended December 31, 2012. Revenue from internal sales of trading segment for the year ended December 31, 2012 included RMB1,425.5 million of internal sales of products purchased from our internal sources and RMB10,990.6 million of internal sales of products purchased from our external sources.

Cost and expenses. The total cost and expenses for our trading segment increased by 7.7% from RMB108,502.0 million for the year ended December 31, 2011 to RMB116,857.4 million for the year ended December 31, 2011, primarily due to the increase in volumes of major aluminum and other non- ferrous metal and coal products procured and sold through our trading segment.

Segment results. Segment profit for our trading segment decreased by 34.7% from RMB670.4 million for the year ended December 31, 2011 to RMB437.6 million for the year ended December 31, 2012.

Energy Segment

Revenue. Total revenue generated by the energy segment increased from nil for the year ended December 31 2011 to RMB69.5 million for the year ended December 31, 2012.

Cost and expenses. The total cost and expenses for our energy segment increased from RMB9.7 million for the year ended December 31 2011 to RMB115.4 million for the year ended December 31, 2012.

Segment results. Segment loss for our energy segment increased from RMB9.7 million for the year ended December 31, 2011 to RMB45.9 million for the year ended December 31, 2012.

Corporate and other operating segment

Revenue. Revenue from the corporate and other operating segment slightly increased from RMB332.3 million for the year ended December 31, 2011 to RMB332.5 million for the year ended December 31, 2012.

Segment loss. Segment loss for our corporate and other operating segment increased by 41.6% from RMB1,076.5 million for the year ended December 31, 2011 to RMB1,524.7 million for the year ended December 31, 2012, primarily due to an increase in finance costs as a result of the increase in our interest-bearing borrowings and an increase in our interest rate.

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

As of December 31, 2013, our current assets amounted to RMB63,065.4 million, representing an increase of 28.7% from RMB49,016.0 million as of December 31, 2012, primarily due to an increase in other current assets and trade and notes receivables. As of December 31, 2013, our trade and notes receivable amounted to RMB6,156.6 million, representing an increase of 135.4% from RMB2,615.9 million as of December 31, 2012. As of December 31, 2013, our restricted cash and time deposit and cash and cash equivalents balance amounted to RMB12,425.9 million, representing an increase of 21.9% from RMB10,191.6 million as of December 31, 2012, primarily due to an increase in cash and cash equivalents. As of December 31, 2013, our other current assets amounted to RMB20,947.0 million, representing an increase of 112.6% from RMB9,851.4 million as of December 31, 2012, primarily due to the receivables from the disposal of the equity interests in Chalco Iron Ore, the disposal of equity interests and assets of aluminum fabrication segment and the disposal of the assets of alumina production line of Guizhou branch.

As of December 31, 2013, our current liabilities amounted to RMB96,737.6 million, representing an increase of 15.4% from RMB83,853.4 million as of December 31, 2012. Our current liabilities increased primarily due to the increase in the short-term interest bearing loans and borrowings in the amount of RMB5,433.1 million during the period and trade and notes payables for replenishment of our working capital.

As of December 31, 2013, our net current liabilities amounted to RMB33,672.2 million, representing a slight decrease from RMB34,837.4 million as of December 31, 2012. As of December 31, 2013, our current ratio (current assets/current liabilities) was 0.65, compared with 0.58 as of December 31, 2012. Our quick ratio ((current assets - inventories)/current liabilities) was 0.41 as of December 31, 2013, compared with 0.28 as of December 31, 2012.

We have considered our available sources of funds as follows:

*	Our expected net cash inflows from operating activities in 2014;

*	As of December 31, 2013, we had total banking facilities of approximately RMB136,596 million, of which RMB69,801 million had been utilized and unutilized banking facilities amounted to RMB66,795 million as of December 31, 2013, among which, banking facilities of approximately RMB45,728 million will be subject to renewal during the next 12 months from January 1, 2014. We are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing; and

*	Other available sources of financing from banks and other financial institutions based on our good credit history.
89

We believe that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board therefore continues to adopt the going concern basis in preparing these financial statements.

Cash Flows and Working Capital

The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

	Year Ended December 31,

	2011	2012	2013	2013

	RMB	RMB	RMB	US$
	(in millions)
Net cash flows generated from operating activities	2,489.8	1,122.4	8,251.3	1,363.0
Net cash flows used in investing activities	(9,714.5)	(23,153.1)	(7,686.1)	(1,269.7)
Net cash flows generated from financing activities	8,842.4	20,428.9	1,758.5	290.5

Net increase/ (decrease) in cash and cash equivalents	1,617.7	(1,601.8)	2,323.7	383.8

Net Cash Flows Generated from Operating Activities

For the year ended December 31, 2013, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB6,514.4 million and net cash generated from operation activities of RMB8,251.3 million. The adjustment consisted primarily of non-cash items such as interest expense of RMB6,119.7 million and depreciation of property, plant and equipment of RMB6,956.7 million and inflows of RMB2,090.0 million for changes in working capital and outflows of income tax of RMB353.1 million. The inflows from changes in working capital consisted primarily of (i) increase in trade and notes payables of RMB5,762.7 million and (ii) increase in other payables and accrued expenses of RMB4,005.8 million, partially offset by increase in trade and notes receivables of RMB4,042.5 million and increase in other current assets of RMB2,541.6 million.

For the year ended December 31, 2012, we had cash inflows before changes in working capital but after adjustments for non-cash items and non-operating cash outflows of RMB1,862.8 million and net cash generated from operating activities of RMB1,122.4 million. The adjustment consisted primarily of interest expense of RMB4,913.6 million, depreciation of property, plant and equipment of RMB6,141.0 million, outflows of RMB569.1 million for changes in working capital and outflows of income tax of RMB171.3 million. The outflows from changes in working capital consisted primarily of (i) increase in inventories of RMB1,472.1 million, (ii) decrease in trade and notes payable of RMB1,342.1 million and (iii) increase in other current assets of RMB921.4 million, partially offset by decrease in trade and notes receivable of RMB3,015.9 million.

For the year ended December 31, 2011, we had cash inflows before changes in working capital but after adjustments for non-cash items and non- operating cash outflows of RMB9,326.0 million and net cash generated from operating activities of RMB2,489.8 million. Net cash flows generated from operating activities consisted primarily of our profit before tax from continuing operations of RMB1,110.7 million, a loss before tax from discontinued operation of RMB292.7 million, an outflow of RMB6,558.7 million for changes in working capital and income tax of RMB277.5 million. The outflows from changes in working capital consisted primarily of (i) increase in trade and notes receivable of RMB3,474.2 million, primarily due to our increased sales, (ii) increase in inventories of RMB2,353.2 million, and (iii) increase in other current assets of RMB2,089.8 million, partially offset by increase in trade and notes payable of RMB2,025.0 million.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities decreased from RMB23,153.1 million for the year ended December 31, 2012 to RMB7,686.1 million for the year ended December 31, 2013, primarily due to the cash inflows related to disposal of discontinued operation, disposal of Alumina Production Line of Guizhou branch and acquisition of Ningxia Energy, whereas we did not have such cash inflows in 2012. Our net cash used in investing activities for the year ended December 31, 2013 consisted primarily of purchase of property, plant and equipment of RMB8,486.6 million, loans to related parties of RMB1,145.3 million and investments in joint ventures and associate of RMB1,841.3 million.

Net cash flows used in investing activities increased significantly from RMB9,714.5 million for the year ended December 31, 2011 to RMB23,153.1 million for the year ended December 31, 2012, primarily due to the increase of cash outflows related to investments in joint ventures and associates and purchases of property, plant and equipment. Our net cash used in investing activities for the year ended December 31, 2012 consisted primarily of investments in joint ventures and associate of RMB13,578.4 million and purchase of property, plant and equipment of RMB9,148.5 million.

Net cash flows used in investing activities increased by 17.6% from RMB8,260.3 million for the year ended December 31, 2010 to RMB9,714.5 million for the year ended December 31, 2011, primarily due to the increase of cash outflows related to purchases of property, plant and equipment, and the decrease in proceeds from disposal of a subsidiary. Our net cash used in investing activities for the year ended December 31, 2011 consisted primarily of (i) purchase of property, plant and equipment of RMB8,552.7 million, (ii) investment in associates of RMB817.0 million and (iii) deposit for investment projects of RMB536.7, partially offset by (i) net proceeds from settlement of futures and option contracts of RMB550.9 million and (ii) government grants/subsidies received of RMB392.3 million.

Net Cash Flows Generated from Financing Activities

Net cash flows generated from financing activities decreased significantly from RMB20,429.0 million for the year ended December 31, 2012 to RMB1,758.4 million for the year ended December 31, 2013, primarily due to the increase in the repayments of short-term and long-term loans. Our net cash generated from financing activities for the year ended December 31, 2013 consisted primarily of drawdown of short-term and long-term loans of RMB98,090.9 million and issuance of short-term bonds and medium-term notes of RMB22,936.1 million, partially offset by repayments of short-term and long-term loans of RMB90,426.0 million and repayments of short-term bonds and medium-term notes of RMB24,500.0 million.

Net cash flows generated from financing activities increased significantly from RMB8,842.4 million for the year ended December 31, 2011 to RMB20,429.0 million for the year ended December 31, 2012, primarily due to the increase in the drawdown of short-term and long-term loans and issuance of short-term bonds and medium-term notes during the year. Our net cash generated from financing activities for the year ended December 31, 2012 consisted primarily of drawdown of short-term and long-term loans of RMB74,346.5 million and issuance of short-term bonds and medium-term notes of RMB29,468.1 million, partially offset by repayments of short-term and long-term loans of RMB63,925.1 million and repayments of short-term bonds and medium-term notes of RMB18,000.0 million.

Net cash flows generated from financing activities increased significantly from RMB2,717.5 million for the year ended December 31, 2010 to RMB8,842.4 million for the year ended December 31, 2011, primarily due to the increase in the drawdown of short-term and long-term loans during the year. Our net cash generated from financing activities for the year ended December 31, 2011 consisted primarily of drawdown of short-term and long- term loans of RMB56,477.6 million, partially offset by repayments of short-term and long-term loans of RMB45,378.1 million.

Loans and Borrowings

During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2013, our gearing ratio (net debts/total capital as defined in Note 3.3 to our audited consolidated financial statements) was approximately 75% as compared with approximately 72% as of December 31, 2012.

Our net borrowings were as follows as of December 31, 2012 and 2013:

	As of December 31,

	2012	2013	2013

	RMB	RMB	US$
	(in millions)
Short-term loans and borrowings
Short-term bank and other loans	40,313.2	47,146.4	7,788.0
Short-term bonds	16,670.0	15,275.7	2,523.4
Current portion of medium-term notes	4,986.0	2,597.5	429.1
Current portion of long-term bank and other loans	5,946.0	8,328.7	1,375.8

Sub-total	67,915.2	73,348.3	12,116.3

Long-term loans and borrowings
Long-term bank and other loans	25,856.7	35,303.3	5,831.7
Medium-term notes and bonds and long-term bonds	21,710.9	21,917.7	3,620.5
Less:
Current portion of medium-term notes	(4,986.0)	(2,597.5)	(429.1)
Current portion of long-term bank and other loans	(5,946.0)	(8,328.7)	(1,375.8)

Sub-total	36,635.6	46,294.8	7,647.3

Total borrowings	104,550.8	119,643.1	19,763.6

Less: Bank balances and cash	(10,191.6)	(12,425.9)	(2,052.6)

Net	94,359.2	107,217.2	17,711.0

Bank and Other Loans

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2013 was 5.69%. Our short-term bank and other loans will mature within one year.

The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2013 was 5.84%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2012:

	As of December 31, 2013

	RMB	US$

	(in millions)
Within 1 year	8,328.7	1,375.8
Between 1 and 2 years	6,299.9	1,040.7
Between 2 and 5 years	7,631.9	1,260.7
Over five years	13,042.8	2,154.5

Total	35,303.3	5,831.7

As of December 31, 2013, we had secured loans of RMB15,831.6 million (including long-term and short-term loans) and we, on a stand- alone basis, provided guarantees in respect of RMB4,471.2 million of long-term loans for our subsidiaries. As at December 31, 2013, short-term loans and borrowings amounting to RMB772 million and long-term loans and borrowings amounting to RMB11,610 million were secured by the contractual right to charge users for electricity generated and short term loans and borrowings amounting to RMB385 million were secured by letter of credit.

As of December 31, 2013, we had foreign currency denominated loans with principal amount of RMB29 million in Japanese Yen and RMB8,156 million in U.S. dollars.

Notes and Bonds

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium- term notes as of December 31, 2013:

	Face value /maturity	Effective interest rate	December 31, 2013

			(RMB in thousand)
2007 long-term bonds	2,000,000/2017	4.64%	1,991,481
2010 medium-term notes	1,000,000/2015	4.34%	995,062
2010 medium-term notes	1,000,000/2015	4.20%	994,867
2011 medium-term notes(1)	5,000,000/2016	6.03%	4,988,581
2011 Ningxia Energy medium-term bonds	600,000/2014	6.65%	600,000
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000
2011 medium-term bonds	2,000,000/2014	6.36%	1,997,471
2012 medium-term bonds	2,000,000/2015	5.13%	1,996,335
2012 medium-term bonds	3,000,000/2017	5.77%	2,985,743
2013 medium-term bonds	3,000,000/2018	5.99%	2,976,266
2013 medium-term bonds	2,000,000/2016	6.07%	1,991,875

Total			21,917,681

(1)	The medium-term notes were issued at a fixed annual coupon rate of 5.86% with a five year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary from issuance of the notes.

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2013:

	Face value /maturity	Effective interest rate	December 31, 2013

			(RMB in thousand)
2013 short-term bonds	3,000,000/2014	4.33%	3,095,345
2013 short-term bonds	5,000,000/2014	5.52%	5,069,934
2013 short-term bonds	2,000,000/2014	4.21%	2,047,313
2013 short-term bonds	2,000,000/2014	4.70%	2,044,553
2013 short-term bonds	3,000,000/2014	6.21%	3,018,535

Total			15,275,680

Senior Perpetual Capital Securities

On October 29, 2013, Chalco Hong Kong Investment Company Limited (the "Issuer") issued US$350 million senior perpetual securities (the "Securities") at initial interest rate of 6.625%. The proceeds from issuance of the Securities after deduction of the issuance costs is RMB2,122.6 million, and has been on-lent to us and any of our subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the Securities are paid semi-annually in arrears from October 29, 2013 and may be deferred at our discretion unless, during the 6-month period ending on the day before the relevant scheduled coupon payment date, we, the Issuer or Chalco Hong Kong has declared or paid a discretionary dividend, distribution or other discretionary payment on or in respect of, or has at its discretion repurchased, redeemed or otherwise acquired, any of its securities of lower or equal rank, subject to certain exceptions . The Securities have no fixed maturity and are callable only at our option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After October 29, 2018, the coupon rate will be reset every five calendar years to a rate of interest of expressed as a percentage per annum equal to the sum of (a) the initial spread of 5.312%, (b) the U.S. Treasury Rate, and (c) a margin of 5.00% per annum. While any coupon interest payments are unpaid or deferred, we, Chalco Hong Kong, and the Issuer shall not, subject to certain exceptions, declare or pay any discretionary dividends or make distributions or similar discretionary payments in respect of, or at its discretion repurchase, redeem or otherwise acquire for any consideration any of its securities of lower or equal rank. Pursuant to the terms of the Securities, we have no contractual obligation to repay its principal or to pay any coupon interest.

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

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by operating segment for continuing operations and discountinued operation for the years ended 2011, 2012 and 2013, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:

	Year Ended December 31

	2011		2012		2013

Continuing opertions	RMB	%	RMB	%	RMB	%
	(in millions, except percentage)
Alumina	4,771.6	43.6	4,243.3	44.1	4,217.7	42.6
Primary aluminum	4,539.2	41.5	4,604.8	47.8	3,316.5	33.5
Trading	9.5	0.1	48.5	0.5	46.3	0.5
Energy	599.0	5.5	90.0	0.9	2,059.9	20.8
Corporate and others	297.7	2.7	180.8	1.9	130.6	1.3
Discontinued operation	728.6	6.6	458.8	4.8	135.3	1.3

Total	10,945.6	100.0	9,626.2	100.0	9,906.3	100.0

In 2013, we spent approximately RMB2.94 billion of our capital expenditures primarily on investments in energy saving and consumption reduction, environmental protection, resource acquisition and scientific research, which mainly included the expansion of Shanxi Chinidui plant, Liancheng electrolytic cell improvement project, Ningxia Yinxing and Gansu Luochuan coal mining exploration, Jiaokou County mining exploration and 600A electrolytic cell development project.

Our capital expansion plan for 2014 requires a total of approximately RMB9.22 billion in capital expenditures for strategic transformation and technology upgrading, which will be spent in Shanxi alumina project, Baotou Aluminum power plan and certain technology improvement and environmental protection projects.

As of December 31, 2013, our capital commitment for investment in property, plant and equipment amounted to RMB46,385.3 million, of which those contracted but not provided for amounted to RMB4,877.0 million and those authorized but not contracted for amounted to RMB41,508.3 million.

As of December 31, 2013, our commitment under operating leases amounted to RMB19,706.2 million, of which amount payable within one year wasRMB585.6 million, amount payable from two to five years was RMB2,173.5 million and amount payable after five years was RMB16,947.1 million.

As of December 31, 2013, our commitments to make capital contribution to our associates, and joint ventures amounted to RMB527.0million. We will contribute 197.0 million and RMB320 million to, Ningxia Datang International Dam Electricity Generation Co., Ltd. and Huaneng Ningxia Energy Co. Ltd., respectively, for acquisition of equity interests. In addition, we will contribute RMB10 million to our associate, Huozhou Coal and Electricity Group Xingshengyuan Coal Mining Company, for acquisition of coal mining interests.

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

Our total expenditure for research and development for continuing operations was approximately RMB206.4 million, RMB184.7 million and RMB193.6 million for 2011, 2012 and 2013, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE-SHEET ARRANGEMENTS

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2013:

	Payment due by period

	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter

	(RMB in millions)
Long-term bank and other loans	26,974.6	-	6,299.9	7,631.9	13,042.8
Long-term bonds	2,000.0	-	-	2,000.0	-
Medium-term notes and bonds	17,400.0	-	4,000.0	13,400.0	-
Short-term bonds	15,000.0	15,000.0	-	-	-
Short-term bank and other loans	47,146.5	47,146.5	-	-	-
Current portion of medium-term notes	2,600.0	2,600.0	-	-	-
Current portion of long-term bank and other loans	8,328.7	8,328.7	-	-	-
Interest payables for borrowings	14,948.8	6,983.8	2,600.6	4,602.7	761.7
Financial liabilities at fair value through profit or loss	1.9	1.9	-	-	-
Financial liabilities included in other current payables and accrued expenses	7,760.3	7,760.3	-	-	-
Financial liabilities included in other non-current liabilities	1,103.6	-	192.5	520.6	390.5
Trade and notes payables	12,401.7	12,401.7	-	-	-
Operating leases	19,706.2	585.6	580.5	1,593.0	16,947.1
Capital commitments	4,877.0	4,877.0	-	-	-
Commitments for capital contribution	527.0	527.0	-	-	-

Total	180,776.3	106,212.5	13,673.5	29,748.2	31,142.1

G.	Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

The fifth session of our Board currently consists of eight directors, including four executive directors, one non-executive director and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2013.

Name	Age	Positions with the Company

Executive Directors
Xiong Weiping	57	Director and Chairman of the Board
Luo Jianchuan	50	Director and President
Liu Xiangmin	51	Director and Senior Vice President
Jiang Yinggang(1)	50	Director and Vice President
Non-executive Directors
Liu Caiming(2)	51	Non-executive Director
Lv Youqing(3)	50	Non-executive Director
Shi Chungui(3)	73	Non-executive Director
Wang Jun(1)	48	Non-executive Director
Independent Non-executive Directors
Zhang Zhuoyuan(3)	80	Independent Director
Wang Mengkui(3)	75	Independent Director
Zhu Demiao(3)	49	Independent Director
Wu Jianchang(1)	74	Independent Director
Ma Si-hang, Frederick(1)	62	Independent Director
Wu Zhenfang(4)	62	Independent Director

_________________

(1)	At our 2012 annual general meeting on June 27, 2013, Mr. Jiang Yinggang was appointed as an executive director of the fifth session of the Board, Mr. Wang Jun was appointed as a non-executive director of the fifth session of the Board and Mr. Wu Jianchang and Mr. Ma Si-hang, Frederick were appointed as independent non-executive directors of the fifth session of the Board.

(2)	On March 8, 2013, Mr. Liu Caiming resigned from the positions as the senior vice president, chief financial officer and a member of the executive committee of the Company and was re-designated from an executive director to a non-executive director with the same term of the fourth session of the Board. At our 2012 annual general meeting on June 27, 2013, Mr. Liu Caiming was re-appointed as a non-executive director of the fifth session of the Board. On March 18, 2014, Mr. Liu Caiming resigned from the position as a non-executive director. The Board resolved to nominate Mr. Sun Zhaoxue as a candidate for the position of a non-executive director. The appointment of Mr. Sun Zhaoxue is subject to approval by our shareholders at the forthcoming 2013 annual general meeting.

(3)	Mr. Lv Youqing and Mr. Shi Chungui's terms of office as non-executive directors as well as Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao's terms of office as independent non-executive directors expired upon the conclusion of the 2012 annual generate meeting held on June 27, 2013.

(4)	Mr. Wu Zhenfang was appointed as an independent non-executive director of the fifth session of the Board at our 2013 first extraordinary general meeting on August 30, 2013.

Executive Directors

Xiong Weiping, aged 57, serves as the chairman of the Board, chairman of the development and planning committee of the Board and the chairman of the board of directors of Chinalco. Mr. Xiong served on our Board from 2001 to 2006 and was re-appointed to the Board in 2009. Mr. Xiong holds a doctorate degree of engineering from Central South University of Industry where he studied mining engineering. He completed his post-doctoral research in economics at the Guanghua School of Management at Peking University where he is a professor and a Ph.D tutor. He has received grants from the State Council of China and was recognized as the "Middle-Aged and Young Expert with Outstanding Contributions to the Nation" by the former Ministry of Personnel of the PRC. He was previously the deputy secretary of Hunan Provincial Communist Youth League, a member of standing committee of the All China Youth Federation, president of Hunan Youth Union Committee and standing vice-chancellor and dean of the Faculty of Management and professor and Ph.D. tutor at the Central South University of Industry. Mr. Xiong previously served as the vice president of China Copper, Lead & Zinc Group Corporation, a vice president of Chinalco, an executive director, senior vice president and president of Chalco, the vice chairman and general manager of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited) and the general manager of Chinalco.

Luo Jianchuan, aged 50, serves as an executive director on our Board and our president. He has been employed by us since 2001. Mr. Luo holds a bachelor's degree in mining from Kunming University of Science and Technology and a doctorate degree from Central South University, and he is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo previously served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, manager of Haikou Nanxin Industry & Commerce Corporation, assistant to general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to general manager of China Non-ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, general manager of the Operations and Sales Division, vice president and senior vice president of us.

Liu Xiangmin, aged 51, serves as an executive director on our Board, our senior vice president and chairman of the occupational health and safety and environmental committee of the Board and has been employed by us since 2001. Mr. Liu holds a doctorate degree from Central South University of Industry where he studied non-ferrous metal science and is a professor-grade senior engineer. Mr. Liu previously served as deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of our Zhongzhou branch.

Jiang Yinggang, aged 50, has served as a vice president of us since 2007 and has been employed by us since 2001. Mr. Jiang holds a master's degree from the Central South University of Industry where he studied metallurgy of non-ferrous metals. Mr. Jiang is a professor-grade senior engineer. He previously served as deputy head and then the head of the corporate management department of Qinghai Aluminum Plant, head of the Qinghai aluminum smelter, deputy general manager and general manager of Qinghai Aluminum Company Limited and general manager of our Qinghai branch.

Non-Executive Directors

Wang Jun, aged 48, has served as a non-executive director of the Board since June 27, 2013. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, Mr. Wang is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Independent Non-Executive Directors

Wu Jianchang, aged 74, has been serving as an independent non-executive director and the chairman of the nomination committee of the Board since June 27, 2013. Mr. Wu graduated from Hengyang Mining and Metallurgy Engineering Institute majoring in non-ferrous metallurgy. Mr. Wu is a professor-grade senior engineer. He has extensive experience in corporate, political affairs and association management. He formerly served as the deputy general manager and general manager of China Non-ferrous Metals Industry Company, deputy head of Ministry of Metallurgy Industry, deputy head of State Metallurgy Industry Bureau and vice standing chairman of China Steel Industry Association. Mr. Wu currently serves as the honorary chairman of China Steel Industry Association and the honorary chairman of China Non-ferrous Metals Industry Association.

Ma Si-hang, Frederick, aged 62, has been serving as an independent non-executive director and the chairman of the audit committee of the Board since June 27, 2013. Mr. Ma graduated from University of Hong Kong with a bachelor's degree in Arts. He served as head of Financial Services and the Treasury Bureau of Hong Kong Special Administrative Region in 2002, head of Commerce and Economics Development Bureau in 2007 and resigned in July 2008. He also previously served as the managing director of Great Britain subsidiary of RBC Dominion Securities Inc., managing director and head of Asia Area of Private Banking Department of Chase Bank, executive president of private banking business of JPMorgan Chase & Co. in Asia Pacific, vice chairman and managing director of Kumagai Gumi (Hong Kong) Co., Ltd., chief financial offer and executive director of PCCW Company Limited, and non-executive director of MTR Corporation Ltd. Mr. Ma was awarded the Gold Bauhinia Star (GBS) by the HKSAR government in 2009, and was appointed non-official Justice of the Peace in 2010 by the HKSAR government.

Wu Zhenfang, aged 62, has been serving as an independent non-executive director and the chairman of the remuneration committee of the Board since August 30, 2013. Mr. Wu graduated from Shanghai Jiao Tong University majoring in business administration with an EMBA degree, and is a professor-level senior engineer. Mr. Wu has extensive experience in enterprise operation and overseas investment. He served as deputy general manager of CNOOC Nanhai West Corporation, general manager of CNOOC Chemical Limited, assistant to general manager, deputy general manager of China National Offshore Oil Corporation ("CNOOC") and chairman of CNOOC Chemical Limited, CNOOC Gas and Power Limited as well as deputy general manager of CNOOC.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Zhao Zhao, Mr. Yuan Li and Mr. Zhang Zhankui. Mr. Zhao Zhao was elected at the 2012 annual general meeting held on June 27, 2013 with a term of office expiring at the conclusion of the annual general meeting for the year 2015.Mr. Yuan Li's and Mr. Zhang Zhankui's terms of office were renewed on June 27, 2013.

The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2013.

Name	Age	Positions with the Company

Ao Hong(1)	52	Chairman of Supervisor Committee
Zhao Zhao(2)	51	Chairman of Supervisor Committee
Yuan Li	55	Supervisor (employee representative), General Manager of Corporate Culture Department of the Company
Zhang Zhankui	55	Supervisor

_________________

(1)	Mr. Ao Hong's term of office as a supervisor expired upon the conclusion of the 2012 annual generate meeting held on June 27, 2013.

(2)	Mr. Zhao Zhao was appointed as a shareholder representative supervisor of the fifth session of the supervisory committee at our 2012 annual general meeting on June 27, 2013.

Zhao Zhao, aged 51, has been serving as the chairman of our supervisory committee since June 27, 2013. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, supervision and discipline inspection, auditing and etc. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C (Youth League Committee) directly under Ministry of Communications, head of publicity department of Y.L.C of Central Government institutions, head of office of Youth League Working Committee of Central Government institutions, standing deputy head of Guoqing Productivity Center, deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary of Central Enterprises Youth League Working Committee, deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council, secretary of Central Enterprises Youth League Working Committee and president of Central Enterprises Youth Union.

Yuan Li, aged 55, serves as our employee representative supervisor and a general manager of our corporate culture department. Mr. Yuan has been employed by us since 2001. He is an engineer with extensive administrative and management experience. He previously served as a manager of the General Management Office and the deputy head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, the head of the Department of Research and Investigation, the head of the Secretariat, an assistant inspector of the State Bureau of Non-ferrous Metals Industry, the deputy head of the Department of Political and Labor Affairs and the head of the political party department of Chinalco.

Zhang Zhankui, aged 55, is the head of the finance department of Chinalco and has served as our supervisor since 2006. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. Mr. Zhang had formerly served as head of the finance division and then the audit division of China General Design Institute for Non-ferrous Metals, a deputy general manager of Beijing Enfei Tech-industry Group, the head of the accounting division of the finance department and the deputy head of the finance department of China Copper Lead & Zinc Group Corporation, the officer-in-charge of asset and finance at our listing office and the head of the capital division of our finance department and the manager of the general division of our finance department and the deputy head of the finance department of Chinalco.

Senior Management The table and discussion below set forth certain information concerning other member of senior management during the year ended December 31, 2013.

Name	Age	Positions with the Company

Ding Haiyan(1)	55	Vice President
Xie Hong(2)	55	Vice President
Qiao Guiling	45	Vice President
Xie Weizhi(3)	49	Vice President and Chief Financial Officer
Xu Bo(2)(5)	49	Vice President and Chief Financial Officer
Li Dongguang(4)	53	Vice President
Liu Qiang(5)	49	Secretary to the Board

(1)	On March 8, 2013, Mr. Ding Haiyan resigned as the vice president and member of the executive committee of the Company.

(2)	On May 9, 2013, Mr. Xie Hong resigned as the vice president of the Company and the Board, as recommended by our nomination committee, appointed Mr. Li Dongguang and Mr. Xu Bo as vice presidents of the Company.

(3)	On March 8, 2013, Mr. Liu Caiming resigned as the senior vice president, chief financial officer and a member of the executive committee of the Company and the Board, as recommended by our nomination committee, appointed Mr. Xie Weizhi as the vice president, chief financial officer and member of the executive committee of the Company.

(4)	On November 19, 2013, Mr. Li Dongguang resigned as the vice president of the Company.

(5)	On May 9, 2013, Ms. Liu Qiang resigned as the secretary to the Board and the Board, as recommended by our nomination committee, appointed Mr. Xu Bo as the secretary to the Board.

Qiao Guiling, aged 45, serves as our vice president. Ms. Qiao holds a master's degree in engineering from Jiaozuo Mining Institute where she studied mechanical engineering and she is a senior engineer with extensive experience in management. Ms. Qiao has served as the deputy director of Jiaozuo City Cryolite Factory, deputy director of the Economic and Trade Commission of Jiaozuo City Zhongzhan District, general manager of Zhongzhan Taishun Co., Ltd., factory director of a Kaolinite plant in Jiaozuo City, general manager of Henan Zhongzhou Holding Group Co., Ltd., vice mayor of the People's Government of Wen County, chairman and general manager of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd., chairman of Jiaozuo Wanfang Group Co., Ltd. and the general manager of Henan Branch of the Company.

Xie Weizhi, aged 49, has served as our vice president and chief financial officer since March 8, 2013. Mr. Xie is a senior accountant, graduated from the Guanghua School of Management, Peking University with a master's degree in business administration. Mr. Xie joined Chinalco in February 2011. He previously served as the deputy chief and chief of the accounting division of the finance department and the deputy manager of the finance department of China Offshore Oil Nanhai West Corporation, deputy general manager and general manager of the finance department, and general manager of the treasury department of China National Offshore Oil Corporation, general manager of CNOOC Finance Corporation Limited, and the president of China National Association of Finance Companies. Mr. Xie has been engaged in financial management of large state-owned enterprises for many years and has substantial experience in finance and business management.

Xu Bo, aged 49, vice president of the Company and the secretary to the Board, serving the Company since March 2011. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation; deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive-director and general manager of Chalco Energy Co., Ltd.

B.	COMPENSATION

Executive Compensation

Executive directors are entitled to a director's fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director's fees. The aggregate amount of cash compensation paid by us to our directors in 2013 for services performed in connection with their respective capacities above was approximately RMB3.6 million. The aggregate amount of cash compensation paid by us to our senior management who are not members of our Board in 2013 was approximately RMB2.3 million, respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. Directors receive fees for their services. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2013 are as follows:

Name of Directors and Supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

	RMB	RMB	RMB	RMB	RMB
Executive Directors
Xiong Weiping	-	733.0	-	37.0	770.0
Luo Jianchuan	-	653.0	-	37.0	690.0
Liu Caiming(1)	-	164.0	-	8.0	172.0
Liu Xiangmin	-	627.0	-	37.0	664.0
Jiang Yinggang(2)	-	599.0	-	37.0	636.0

Non-Executive Directors
Shi Chungui(3)	75.0	-	-	-	75.0
Lv Youqing(3)	-	-	-	-	-
Wang Jun(2)	75.0	-	-	-	75.0

Independent Non-Executive Directors
Zhang Zhuoyuan(3)	96.0	-	-	-	96.0
Wang Mengkui(3)	96.0	-	-	-	96.0
Zhu Demiao(3)	96.0	-	-	-	96.0
Wu Jianchang(2)	94.0	-	-	-	94.0
Ma Si-hang, Frederick(2)	94.0	-	-	-	94.0
Wu Zhenfang(4)	63.0	-	-	-	63.0

	689.0	2,776.0	-	156.0	3,621.0

Supervisors
Ao Hong(5)	-	-	-	-	-
Zhao Zhao(6)	-	-	-	-	-
Yuan Li	-	521.0	-	37.0	558.0
Zhang Zhankui	-	-	-	-	-

	-	521.0	-	37.0	558.0

Total	689.0	3,297.0	-	193.0	4,179.0

(1)	On March 8, 2013, Mr. Liu Caiming resigned from the positions as the senior vice president, chief financial officer and a member of the executive committee of the Company and was re-designated from an executive director to a non-executive director with the same term of the fourth session of the Board. At our 2012 annual general meeting on June 27, 2013, Mr. Liu Caiming was re-appointed as a non-executive director of the fifth session of the Board. On March 18, 2014, Mr. Liu Caiming resigned from the position as a non-executive director. The Board resolved to nominate Mr. Sun Zhaoxue as a candidate for the position of a non-executive director.

(2)	At our 2012 annual general meeting on June 27, 2013, Mr. Jiang Yinggang was appointed as an executive director of the fifth session of the Board, Mr. Wang Jun was appointed as a non-executive director of the fifth session of the Board and Mr. Wu Jianchang and Mr. Ma Si-hang, Frederick were appointed as independent non-executive directors of the fifth session of the Board.

(3)	Mr. Lv Youqing and Mr. Shi Chungui's terms of office as non-executive directors as well as Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao's terms of office as independent non-executive directors expired upon the conclusion of the 2012 annual generate meeting held on June 27, 2013.

(4)	Mr. Wu Zhenfang was appointed as an independent non-executive director of the fifth session of the Board at our 2013 first extraordinary general meeting on August 30, 2013.

(5)	Mr. Ao Hong's term of office as a supervisor expired upon the conclusion of the 2012 annual generate meeting held on June 27, 2013.

(6)	Mr. Zhao Zhao was appointed as a shareholder representative supervisor of the fifth session of the supervisory committee at our 2012 annual general meeting on June 27, 2013.

Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders' value, we adopted a special compensation system for our senior management designed to align our senior management's financial interests with our operating performance. Under this system, the senior management's compensation consists of the following components:

  basic salaries;
  performance bonuses;
  welfare benefits; and
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

Name	Held Position Since	Expiration of Term

Xiong Weiping	May 26, 2009	June 2016
Luo Jianchuan	June 7, 2004	June 2016
Liu Xiangmin	May 18, 2007	June 2016
Jiang Yinggang	June 27, 2013	June 2016
Wang Jun	June 27, 2013	June 2016
Wu Jianchang	June 27, 2013	June 2016
Ma Si-hang, Frederick	June 27, 2013	June 2016
Wu Zhenfang	August 30, 2013	June 2016
Zhao Zhao	June 27, 2013	June 2016
Yuan Li	August 16, 2001	June 2016
Zhang Zhankui	October 13, 2006	June 2016

Audit Committee

Our audit committee consists of three independent non-executive directors, namely, Mr. Ma Si-hang, Frederick, Mr. Wu Jianchang and Mr. Wu Zhenfang. Mr. Ma Si-hang, Frederick is chairman of the audit committee.

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

Remuneration Committee

Our remuneration committee consists of two independent non-executive directors, namely, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang. Mr. Wu Zhenfang serves as the chairman of the remuneration committee. Mr. Liu Caiming served as a member of our remuneration committee before he resigned from the position as a non-executive director on March 18, 2014.

The primary duties of our remuneration committee as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management. In 2013, the remuneration committee convened at one meeting, to consider and approve remuneration and performance appraisal standards for 2013 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

Our nomination committee consists of two executive directors, namely, Mr. Xiong Weiping and Mr. Luo Jianchuan, and three independent non-executive directors, namely, Mr. Ma Si-hang, Frederick, Mr. Wu Jianchang and Mr. Wu Zhenfang. Mr. Wu Jianchang serves as the chairman of the nomination committee.

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

Development and Planning Committee

Our development and planning committee consists of two executive directors, namely, Mr. Xiong Weiping and Mr. Luo Jianchuan, one non-executive director, namely, Mr. Jing Yinggang, and one independent non-executive director, namely, Mr. Wu Jianchang. Mr. Xiong Weiping serves as chairman of the committee. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.

Occupational Health and Safety and Environmental Committee

Our occupational health and safety and environmental committee consists of two executive directors, namely, Mr. Liu Xiangmin and Mr. Jiang Yinggang, and one non-executive director, namely, Mr. Wang Jun. Mr. Liu Xiangmin serves as the chairman of the committee. This committee considers our annual planning on health, environmental protection and safety, supervises our implementation of the planning on health, environmental protection and safety initiatives, inquiries into serious incidents and inspecting and supervising over the handling of such incidents and makes recommendations to the Board on major decisions on health, environmental protection and safety.

Supervisory Committee

Our supervisory committee consists of three supervisors, with one supervisor being elected from the staff as a representative of the employees. Our shareholder representative supervisors, namely, Mr. Zhao Zhao and Mr. Zhang Zhankui,were appointed at the annual general meeting held on June 27, 2013. Mr. Zhao Zhaoserves as chairman of the supervisory committee. In the election of employee representatives held in the same month, Mr. Yuan Li was re-elected as the employee representative supervisor of the fifth session of the supervisory committee.

  Supervisors attend board meetings as non-voting members. The supervisory committee is responsible to the shareholders' general meeting and has the following duties and responsibilities:
  supervise our handling of our financial matters;
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
  propose to convene interim shareholders' general meetings; and
  bring lawsuits against directors on behalf of us.

D.	EMPLOYEES

As of December 31, 2011, 2012 and 2013, we had approximately 101,259, 97,990 and 90,207 employees, respectively. The table below sets forth the number of our employees by function as of the periods indicated:

	As of December 31,

	2011		2012		2013

		(%)		(%)		(%)

Function:
Alumina production	45,364	44.8	42,382	43.3	50,970	56.5
Primary aluminum production	38,111	37.6	38,437	39.2	29,158	32.3
Aluminum fabrication(1)	6,210	6.1	6,306	6.4	-	-
Mining	4,152	4.1	4,018	4.1	3,698	4.1
Research and development	636	0.6	771	0.8	779	0.9
Sales and marketing	730	0.7	706	0.7	659	0.7
Management and others(2)	6,056	6.1	5,370	5.5	4,943	5.5

Total	101,259	100.0	97,990	100.0	90,207	100.0

________________

(1)	We disposed of substantially all of our aluminum fabrication operations in June 2013.

(2)	Excluding our management personnel for alumina production, primary aluminum production and aluminum fabrication.

The table below sets forth the number of our employees as of December 31, 2013:

Location	Employees	% of Total
Shandong
Shandong branch	9,093	10.1
Shandong Huayu	2,047	2.3

Henan
Henan branch	10,304	11.4
Zhongzhou branch	6,400	7.1
Research Institute	779	0.9

Guizhou
Guizhou branch	6,977	7.7
Zunyi Aluminum	1,396	1.5
Zunyi Alumina	1,125	1.2

Guangxi
Guangxi branch	5,209	5.8

Shanxi
Shanxi branch	9,902	11.0
Shanxi Huasheng	2,049	2.3
Shanxi Huaze	2,261	2.5
Shanxi Huaxing	779	0.9

Gansu
Lanzhou branch	4,085	4.5
Gansu Hualu	1,534	1.7
Liancheng branch	3,330	3.7

Liaoning
Fushun Aluminum	1,958	2.2

Qinghai
Qinghai branch	4,840	5.4

Chongqing
Chongqing branch	1,181	1.3

Inner Mongolia
Baotou Aluminum	6,402	7.1

Ningxia
Ningxia Energy	7,871	8.7

Others (including employees of subsidiaries under construction)	466	0.5

Headquarters	219	0.2

Total	90,207	100.0

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2013. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E.	SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 41.45% of our outstanding common shares directly and indirectly through its controlled entities. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. Approximately 58.55% of our total outstanding common shares are held by public shareholders, of which 29.16% and 29.39 % are owned by holders of H Shares and A Shares, respectively.The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2013. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

	As of December 31, 2013

Holders of A Shares and H Shares	Number of shares (in millions)	% of issued total share capital	% of respective share class

Holders of A Shares
Chinalco(1)	5,606.36	41.45	58.52
China Cinda Asset Management Corporation Limited	765.76	5.66	7.99
China Construction Bank Corporation Limited	572.54	4.23	5.98
Other public holders of A Shares	2,635.86	19.50	27.51

Total A Shares	9,580.52	70.84	100.00

Holders of H Shares
Templeton Asset Management Ltd.	1,107.71	8.19	28.09
Other H shares holders	2,836.26	20.97	71.91

Total H Shares	3,943.97	29.16	100.00

Total	13,524.49	100.00

(1)

Including 5,214,407,195 A Shares held directly by Chinalco, 301,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant. Baotou Aluminum (Group) Co., Ltd., Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute and Shanxi Aluminum Plant are controlled by Chinalco.

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

To the best of our knowledge, as of December 31, 2013, all of the outstanding ADSs were held by 73 United States holders of record.

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

The following table sets forth the details of our material connected transaction for the year ended December 31, 2013:

Agreement	Nature	Term of the Agreement	Transaction Amount in 2013 (RMB in millions)	Annual Cap for 2013 (RMB in millions)
Continuing Connected Transactions

Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	244	500

General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	3,020	3,500

	Chinalco purchases from us alumina, primary aluminum, scrap materials, pitch and other similar supplies and supporting services and ancillary services such as electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services.		6,157	7,000

Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum)*	We purchase from Xinan Aluminum products and services including among other things, aluminum fabrication products, equipment, water, electricity and gas, maintenance and repair services, unloading, transportation and storage services.	The original agreement was entered on October 20, 2008 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	2,501	6,500

	Xinan Aluminum purchases from us products including among other things, aluminum alloy sheets or rolls, aluminum fabrication scraps and primary aluminum and aluminum alloy ingots.		3,382	7,000

Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to any third parties before meeting our bauxite and limestone requirements.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	81	300

Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	1,839	12,500

Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001 for a term of 50 years, expiring on June 30, 2051.	528	1,000

Buildings and Office Buildings Leases (Counterparty: Chinalco)	We lease 59 buildings with an aggregate gross floor area of 62,189 square meters to Chinalco. Chinalco leases 100 buildings with an aggregate gross floor area of 273,637 square meters to us.	The original agreement was entered on November 5, 2001 for a term of 20 years, expiring on June 30, 2020	55	110

China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, leases to us an office building with an area of 23,551.43 square meters located at Xizhimen, Beijing, as our headquarters.

The original agreement was entered on October 15, 2011 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.

Framework Agreement for Aluminum Products Fabrication Services (Counterparty: Chinalco)*	Shandong Aluminum Company and Qinghai Aluminum Company, wholly-owned subsidiaries of Chinalco, provide alumina fabrication and production services to us.	The original agreement was entered on February 28, 2011 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	64	300

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

The original agreement was entered on August 26, 2011 and expired on August 25, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from August 26, 2012 for a term of three years, expiring on August 25, 2015.

			3,414 (largest amount of daily deposit balance during the period from January 1, 2013 to December 31, 2013) 0.4 (other financial services fees for the period from January 1, 2013 to December 31, 2013)	5,000(daily cap of deposit balance during the period from January 1, 2013 to December 31, 2013) 50 (for the period from January 1, 2013 to December 31, 2013)

One-off Connected Transaction

Aluminum Fabrication Interest Transfer Agreement (Counterparty: Chinalco)

We transferred our 50% equity interest in Chalco Sapa, 40% equity interest in Guizhou Chalco, 90.03% equity interest in Henan Aluminum, 60% equity interest in Chalco Southwest Aluminum, 100% equity interest in Chalco Southwest Aluminum Cold Rolling, 56.86% equity interest in Huaxi Aluminum, our 93.30% equity interest in Chalco Ruimin and 100% equity interest in Qingdao Light Metal to Chinalco.

		3,242.2 (total consideration) 972.7 (amount paid in 2013)	N/A

Loan transfer agreement (Counterparty: Chinalco)	We transfer the outstanding entrusted loans we provided to Henan Aluminum and Qingdao Light Metal as of December 31, 2012 to Chinalco.	1,756 (total consideration) 351.2 (amount paid in 2013)	N/A

Assets Transfer Agreement (Counterparty: Guizhou Aluminum Plant)	We transferred the alumina assets of Guizhou branch to Guizhou Aluminum Plant.	4,430.0 (total consideration) 885.8(amount paid in 2013)	N/A

Assets Transfer Agreement (Counterparty: Northwest Aluminum Fabrication Plant)	We transferred the net assets in Northwest Aluminum Fabrication Branch to Northwest Aluminum Fabrication Plant.	1,895.5 (total consideration) 331.9 (amount paid in 2013)	N/A

Share purchase agreement (Counterparty: Chinalco and Chinalco Overseas Holdings)	We disposed of 65% of the equity interest in Chalco Iron Ore to Chinalco and will transfer outstanding bank loans provided by CDB to Chinalco Overseas Holdings upon receiving consent from CDB**.	US$2,118.4 million (Equity Consideration)** and US$438.8 million (Loan Consideration)** Nil (amount paid in 2013)**	N/A

__________________________________

Note:

*

On June 9, 2013, we entered into an equity interest transfer agreement with Chinalco, pursuant to which we intended to transfer the equity interest held by us in eight enterprises engaged in aluminum fabrication to Chinalco. Those aluminum fabrication enterprises ceased to be consolidated into our financial statements on June 27, 2013. Certain aluminum fabrication enterprises mentioned above were actual transaction parties under Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and Framework Agreement for Aluminum Products Fabrication Services, and conducted continuing related party transactions with Chinalco in the capacity of our members under the above framework agreements during the period from January 1, 2013 to June 27, 2013. Since June 27, 2013, these aluminum enterprises have not been our members and have not entered into any transactions with Chinalco pursuant to the above framework agreements.

**

Pursuant to share purchase agreement with Chinalco and Chinalco overseas Holdings, in the event that we obtain the consent from CDB on the transfer of the bank loans, Chinalco will pay the Equity Consideration in five installments, namely, US$438.8 million (which will be net off by the Loan Consideration), US$387.9 million, US$413.3 million, US$413.3 million and US$413.3 million, with the last installment, together with the relevant interests at the London Interbank Offered Rate plus 0.9%, to be paid by December 31, 2017. In the event that we could not obtain the consent from CDB on the transfer of the bank loan, Chinalco will pay the Equity Consideration in five equal instalments of RMB413.3 million, with the last installment, together with the relevant interests at the London Interbank Offered Rate plus 0.9%, to be paid by December 31, 2017. Whether we can obtain consent from CDB on the transfer of the bank loan will not impact the completion of equity transfer. As of the date of this annual report, Chinalco had not paid the first installment of Equity Consideration.

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows:

(a)

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

(4)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(b)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(c)

Engineering, project construction and supervisory services were provided for our construction projects. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purpose.

(d)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (a) above.

(e)	The pricing policy of the comprehensive social and logistics services agreement between us and Chinalco is the same as that set out in (a) above.

(f)

Pursuant to the land use rights lease agreements entered into between the us and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. We also entered into building rental agreement with Chinalco Group and pay rent based on market rate for our lease of buildings owned by Chinalco.

(g)	The pricing policy for products processing service is the same as that set out in (a) above.

(h)

The terms for the financial services agreement provision between Chinalco Finance and us are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to us by other financial institutions.

During the years ended December 31, 2011, 2012 and 2013, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2011, 2012 and 2013 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government.

We provide the following additional information on material related party transactions during the periods indicated:

(a)	significant related party transactions

For the year ended December 31

	2011	2012	2013

	(RMB in thousands)

Sales of goods and services rendered:
Sales of materials and finished goods to:
Chinalco and its subsidiaries	5,607,258	6,805,794	8,844,205
Associates of Chinalco	11,024	53,599	102,723
Joint ventures	7,596	30,117	52,318
Associates	5,983	9,265	1,400,098
Non-controlling shareholder of a subsidiary and its subsidiaries	4,835,662	-	-

	10,467,523	6,898,775	10,399,344

Provision of utility services to:
Chinalco and its subsidiaries	334,370	341,386	390,368
Associates of Chinalco	13,547	21,420	18,233
Joint Ventures	-	1	11,628
Associates	-	-	10,014
Non-controlling shareholder of a subsidiary and its subsidiaries	453	-	-

	348,370	362,807	430,243

Provision of products processing services to:
Chinalco and its subsidiaries	-	7,431	1,357
Non-controlling shareholder of a subsidiary and its subsidiaries	13,969	-	-

	13,969	7,431	1,357

Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	3,259,624	2,321,386	1,842,045
Associates of Chinalco	-	11,365	140
Non-controlling shareholder of a subsidiary and its subsidiaries	22,681	-	-

	3,282,305	2,332,751	1,842,185

Purchases of key and auxiliary materials, equipment and finished goods from:
Chinalco and its subsidiaries	1,644,429	3,839,222	3,799,542
Associates of Chinalco	140,624	17,745	254
Joint ventures	1,499,136	976,141	1,076,867
Associates	39	2,618	380,255
Non-controlling shareholder of a subsidiary and its subsidiaries	2,195,191	-	-

	5,479,419	4,835,726	5,256,918

Provision of social services and logistics services by:
Chinalco and its subsidiaries	281,956	306,589	243,865
Non-controlling shareholder of a subsidiary and its subsidiaries	624	-	-

	282,580	306,589	243,865

Provision of utilities services by:
Chinalco and its subsidiaries	123,243	359,599	186,007
Associates of Chinalco	6,869	9,918	-
Joint Ventures	-	-	27
Non-controlling shareholder of a subsidiary and its subsidiaries	145,778	-	-

	275,890	369,517	186,034

Provision of products processing services by Chinalco and its subsidiaries	213,553	142,244	64,377

Rental expenses for buildings and land use rights charged by Chinalco and its subsidiaries	665,105	696,874	600,892

Other significant related party transactions:
Acquisition of non-controlling interest from a fellow subsidiary	160,271	-	-

Acquisition of assets from a fellow subsidiary	-	145,915	-

Borrowing from a fellow subsidiary	500,000	2,350,000	1,000,000

Interest expense on borrowing from a fellow subsidiary	4,009	54,541	40,922

Entrusted loan and other borrowings to:
Joint ventures	605,041	258,900	726,235
An associate	-	200,000	26,106
Chinalco and its subsidiaries	-	126,604	393,000
A non-controlling shareholder of a subsidiary and its subsidiaries	63,665	-	-

	668,706	585,504	1,145,341

Interest income on entrusted loan and other borrowings to:
Joint ventures	4,361	51,106	69,462
Chinalco and its subsidiaries	-	2,327	34,923
Associates	-	-	2,518
A non-controlling shareholder of a subsidiary and its subsidiaries	1,140	-	-

	5,501	53,433	106,903

Disposal of the Aluminum Fabrication Segment and assets of Alumina Production Line and Transferred Loan to Chinalco and its subsidiaries:
Consideration	-	-	10,614,600
Interest income	-	-	250,124

Disposal of investments in a joint venture and an associate	-	-	264,474

Disposal of equity interest in Chalco Iron Ore to a subsidiary of Chinalco	-	-	12,953,368

(b)	Balances with related parties
	As of December 31,

	2012	2013

	(RMB in thousands)
Cash and cash equivalents deposited with
A fellow subsidiary	1,641,180	3,481,778

Trade and notes receivables
Chinalco and its subsidiaries	410,775	1,129,159
Associates of Chinalco	4,711	2,514
Associates	4,245	3,565
Joint ventures	5	1,005

	419,736	1,136,243
Less: provision for impairment of receivables	(119,280)	(124,093)

	300,456	1,012,150

Other current assets
Chinalco and its subsidiaries	60,687	9,745,762
Associates of Chinalco	11,440	-
Associates	219,305	116,138
Joint ventures	676,246	1,441,699

	967,678	11,303,599
Less: provision for impairment of other current assets	(34,915)	(36,208)

	932,763	11,267,391

Other non-current asset
Chinalco and its subsidiaries	-	12,288,413
A joint venture	200,000	-

	200,000	12,288,413

Borrowings
A fellow subsidiary	900,000	670,000

Trade and notes payables
Chinalco and its subsidiaries	213,006	285,343
Associates of Chinalco	107	538
Associates	2,335	136,760
Joint ventures	3,192	2,865

	218,640	425,506

Other payables and accrued expenses
Chinalco and its subsidiaries	1,788,058	1,688,186
Associates of Chinalco	26,909	66,681
Joint ventures	332	6,597
Associates	1,043	192,247

	1,816,342	1,953,711

(C)	Compensation of key management personnel

For the year ended December 31,

	2011	2012	2013

		(RMB in thousands)
Fees	741	732	689
Basic salaries, housing fund, other allowances and benefits in kind	4,093	4,604	5,424
Discretionary bonus	1,616	-	-
Pension cost-defined contribution schemes	250	330	319

	6,700	5,666	6,432

Guarantees

We provided guarantees to our related parties to guarantee their loans during the period from January 1, 2013 to February 28, 2014. The outstanding balance of the loans we guaranteed was RMB1,020.0 million as of February 28, 2014 and the largest amount outstanding of the loans we guaranteed during the period from January 1, 2013 to February 28, 2014 was RMB410 million. The interest rates on such loans are 6.55%.

In March 2013, we guaranteed a loan from CDB to Shanxi Jiexiu in the amount of RMB1,020 million. Our guarantee is up to 34% of the outstanding balance of the loan. As of March 18, 2014, Shanxi Jiexiu has fully drawn down the loan of RMB1,020 million and the outstanding balance of the guarantee provided by us was RMB346.8 million.

Our related parties also provided guarantees to us to guarantee our loans during the period from January 1, 2013 to February 28, 2014. The outstanding balance of the loans guaranteed by our related parties was RMB20.0 million as of February 28, 2014 and the largest amount outstanding of the loans guaranteed by our related parties during the period from January 1, 2013 to February 28, 2014 was RMB20.0 million. The interest rates on such loans are 3.55%.

Loans

We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2013 to February 28, 2014. The outstanding balance of such entrusted loans was mainly RMB600.0 million as of February 28, 2014 and the largest amount outstanding of the entrusted loans during the period from January 1, 2013 to February 28, 2014 was RMB200.0 million. The interest rates on such entrusted loans range from 5.4% to 6%.

Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2013 to February 28, 2014. The outstanding balance of such loans was RMB570.0 million as of February 28, 2014 and the largest amount outstanding of the loans during the period from January 1, 2013 to February 28, 2014 was RMB200.0 million. The interest rates on such loans range from 6% to 8%.

As of December 31, 2013, the outstanding amount for the entrusted loan we provided to Henan Aluminum is RMB233 million. Henan Aluminum ceased to be our subsidiary as a result of our disposal of aluminum fabrication segment and the entrusted loan provided to it is recognized as entrusted loan to a related party in 2013. The entrusted loan to Henan Aluminum was collected in February 2014.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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
  our shareholders' interests;
  the effect on our creditworthiness;
  general business conditions; and
  other factors our Board may deem relevant.

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (1) recovery of losses, if any and (2) allocations to the statutory surplus reserve. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC Generally Accepted Accounting Principles. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRSs, less allocations to the statutory surplus reserve. See "Item 10. Additional Information - E. Taxation" for a discussion of the tax consequences of receipt of dividends.

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

The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange:

	NYSE		Hong Kong Stock Exchange		Shanghai Stock Exchange
Calendar Period	High	Low	High	Low	High	Low

	(US$ per ADS)		(HK$ per H Share)		(RMB per A Share)
2009	32.79	9.91	10.36	3.15	20.83	6.15
2010	34.27	18.03	10.66	5.66	15.78	8.42
2011	25.88	10.34	7.98	3.20	12.36	6.23
2012	13.88	9.22	4.45	2.86	7.89	4.55
First Quarter	13.88	10.77	4.45	3.22	7.67	6.11
Second Quarter	12.75	9.84	3.93	3.04	7.89	6.16
Third Quarter	11.14	9.22	3.47	2.86	6.35	4.72
Fourth Quarter	11.91	10.05	3.67	3.12	5.38	4.55
2013	13.29	7.25	4.21	2.20	5.37	3.01
First Quarter	13.29	9.52	4.21	2.95	5.37	4.11
Second Quarter	10.73	7.25	3.32	2.20	4.47	3.01
Third Quarter	9.59	7.35	3.00	2.28	4.55	3.03
Fourth Quarter	9.92	8.42	3.15	2.63	4.76	3.30
September	9.59	8.47	3.00	2.60	4.55	3.29
October	9.92	8.71	3.15	2.72	4.76	3.80
November	9.39	8.66	2.94	2.68	4.28	3.71
December	9.26	8.42	2.94	2.63	4.08	3.30
2014
January	9.53	8.25	2.99	2.55	3.51	3.13
February	9.48	8.63	2.95	2.67	3.58	3.11
March (through March 31, 2014)	9.04	8.26	2.82	2.54	3.60	3.14

Note:Effective October 2006, our ADS ratio was changed from one ADS representing 100 H Shares to one ADS representing 25 H Shares.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of the English translation of our Articles of Association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. We filed a copy of the English translation of our Articles of Association as of December 31, 2012 as an exhibit to our annual report on Form 20-F filed on April 25, 2013. From January 1, 2013 to the date of this annual report, we did not make any amendment to our Articles of Association.

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
122

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

Since 1994, the conversion of Renminbi into HK and U.S. dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The PBOC allows the Renminbi to rise or fall 1% from a mid-point every day, effective April 16, 2012, compared with its previous 0.5% limit. The PBOC further allows the Renminbi to rise or fall 2% from a mid-point every day, effective March 17, 2014. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or HK dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

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

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese listed companies to a domestic individual are ordinarily subject toa PRC withholding tax levied at a flat rate of 20%. According to the "Circular on Issues concerning the Implementation of the Individual Income Tax Policies Pertaining to Dividend Differentiation of Listed Company" issued by the PRC State Administration of Taxation, Ministry of Finance of the PRC and the CSRC, which becomes effective on January 1, 2013, for shares of listed company held by any person for one month or less, the full amount of dividend proceeds shall be deemed as taxable income; for shares held for more than one month but less than one year (including one year), only 50% of the dividend proceeds will be accounted into taxable income; and for shares held for more than one year, only 25% of the dividend proceeds will be taxable income.

For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council of China or reduced by an applicable tax treaty. In 2011,the PRC State Administration of Taxation issued the "Circular on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 (No. 348)", under which dividend paid by a non-foreign-invested and PRC incorporated company listed in Hong Kongwill generally be subject to a withholding tax of 10%, and to be adjusted pursuant to the arrangement for the avoidance of double taxation signed between the PRC and Hong Kong.

Dividends Paid to Non-PRC Enterprises

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by Chinese companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10% unless exempted or reduced pursuant to an applicable double- taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Before the effectiveness of the Enterprise Income Tax Law and its implementation rules, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company's overseas listed shares was temporarily not subject to the 10% withholding tax. This exemption has been abolished by the Enterprise Income Tax Law and its implementation rules. However, the withholding tax rate could be reduced under an applicable double-taxation treaty.

Tax Treaties

Non-PRC shareholders who are residents or citizens of a country that has entered into a double-taxation treaty with China may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. China currently has such treaties with a number of countries, including:

  the United States;
  Australia;
  Canada;
  France;
  Germany;
  Japan;
  Malaysia;
  Singapore;
  the United Kingdom; and
  the Netherlands.

Under such treaties, the rate of withholding tax imposed by China's taxation authorities remains 10% or may be reduced. The double taxation treaty between China and the United States provides that China may tax dividends paid by us to an eligible U.S. holder up to 10% of the gross amount received by such person. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty's "treaty shopping provisions."

Capital Gains

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, capital gains realized by foreign enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to capital gains tax at the rate of 10%. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Before the effectiveness of the Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of overseas listed shares of a PRC company excluding the shares held through their PRC domestic establishment or residences were, temporarily, exempted from the withholding tax.

With respect to individual holders of H Shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, stipulated that income tax on gains realized on the sale of equity shares shall be regulated in separate rules to be drafted by the Ministry of Finance. However, no income tax on gains realized on the sale of equity shares has been collected.

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

The following summary describes the principal U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs. This summary only applies to U.S. holders, as defined below, who hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Codeof 1986 as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

  financial institutions;
  insurance companies;
  tax-exempt organizations;
  real estate investment trusts;
  regulated investment companies;
  grantor trusts;
  persons that have a functional currency other than the U.S. dollar;
  persons that will own H Shares or ADSs through partnerships or other pass-through entities;
  persons that own 10% or more, by vote, of our equity for U.S. federal income tax purposes;
  dealers or traders in securities or currencies;
  certain former citizens or long-term residents of the United States;
  persons that will hold the H Shares or ADSs as a position in a "straddle" or as part of a "hedging", or "conversion" or other risk reduction transaction for U.S. federal income tax purposes;
  persons who receive the H Shares or ADSs as compensation for services;
  "dual resident" corporations;
  persons that generally mark their securities to market for United States federal income tax purposes; or
  persons who are residents of the People's Republic of China or who are subject to Hong Kong profits tax.

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes, the U.S. federal unearned income Medicare contribution tax, or any foreign state or local tax consequences of the acquisition, ownership and disposition of the H Shares or ADSs. Each U.S. holder should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of H Shares or ADSs.

This discussion is based on the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

You are a "U.S. holder" if you are a beneficial owner of H Shares or ADSs and, for U.S.federal income tax purposes are:

  an individual citizen or resident of the United States;
  a corporation, created or organized under the laws of the United States or any political subdivision thereof;
  an estate the income of which is subject to United States federal income tax without regard to its source; or
  a trust:
    subject to the primary supervision of a United States court and one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust; or
    that has validly elected to be treated as a United States person under applicable United States Treasury Regulations.

If a partnership (including any entity treated as a partnership for U.S. federal tax purposes) holds H Shares or ADSs, the tax treatment of the partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H Shares or ADSs, such investor should consult its tax advisor.

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

Distributions on the H Shares or ADSs

Subject to the discussions below under "- Passive Foreign Investment Company", the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs will be includible in income as dividend income when the distribution is actually or constructively received by you. Because we do not calculate earnings and profits in accordance with U.S. tax principles, all distributions by us to U.S. holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction allowed to certain United States corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

The U.S. dollar amount of dividends received by an individual, trust or estate will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (c) provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules. We should be considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2014 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "- Passive Foreign Investment Company." Relevant U.S. holders should consult their tax advisors regarding whether such dividends will qualify for the reduced rates provided by the "qualified dividend" rules.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received actually or constructively by you, regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources. If dividends received in HK dollars are converted into U.S. dollars on the day they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive income" or, in the case of certain U.S. holders as "general category income" for U.S. foreign tax credit purposes. We may be required to withhold PRC income tax on dividends paid to U.S. holders on the H Shares or ADSs. Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability.

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under "- Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. The duplicative U.S. holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

With respect to the sale or exchange of H Shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. holder and (ii) the date of disposition in the case of an accrual basis U.S. holder. If H Shares or ADSs are traded on an "established securities market", a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company

A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

  75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or
  50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder's holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the H Shares or ADSs.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to "excess distributions" made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

These adverse tax consequences may be mitigated if the U.S. holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as "marketable stock" because the ADSs are listed on the New York Stock Exchange.

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

If we were regarded as a PFIC, a U.S. holder of H Shares or ADSs generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the H Shares or ADSs, recognized gain on a direct or indirect disposition of the H Shares or ADSs, or made an election with respect to the H Shares or ADSs, reporting distributions received and gains realized with respect to the H Shares or ADSs. In addition, pursuant to recently enacted legislation, if we were regarded as a PFIC, a U.S. holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder's ownership of the shares or ADSs. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

U.S. holders should consult their tax advisers concerning the U.S. federal income tax consequences of holding the H Shares or ADSs if we were considered to be a PFIC.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to "backup withholding" with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or
  provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules; or
  provide a properly completed IRS Form W-88EN, certifying your status as a non-US holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability provided that you furnish the required information to the IRS in a timely manner.

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

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H Shares) acquired and held as investment assets. However, if a person carries on a business in Hong Kong that includes trading and dealing in securities, and derives trading gains from that or business from Hong Kong sources, Hong Kong profits tax will be payable. Gains from sales of H Shares effected on the Hong Kong Stock Exchange are considered to be from a Hong Kong source for this purpose. The source of gains from off exchange transactions is less clear and, generally, will depend on whether the purchase and sale contracts were negotiated and, in substance, concluded. Tax exemption will apply for certain classes of taxpayers, including non- residents who do not otherwise carry on business in Hong Kong, subject to compliance with various other requirements.

The Hong Kong tax position with respect to gains from the disposal of ADSs is similar. However, no Hong Kong tax will apply on trading gains arising from the sale of ADSs where the purchase and sale were effected on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H Shares. Stamp duty is charged at the total rate of 0.2% of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties to a sale is a non- resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for the full payment of such stamp duty.

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

F.	DIVIDENDS AND PAYING AGENTS

Not applicable

G.	STATEMENT BY EXPERTS

Not applicable

H.	DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file an annual report under Form 20-F no later than four months after the close of each of our fiscal years, which is December 31, for fiscal years ended after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC's public reference room located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC- 0330. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR filing system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders of ours are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	SUBSIDARY INFORMATION

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

With regard to receivables, the marketing department assesses the credit quality of the customers and related parties, taking into account their financial positions, past experience and other factors. We perform periodic credit evaluations of our customers and believe that adequate provisions for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties.

We hold collateral for some entrusted loans. In 2011, we entered into an agreement with Shanxi Jiexiu to provide a three year entrusted loan to Shanxi Jiexiu totaling RMB1,000 million with annual interest rate of 10%. Pursuant to the agreement, the 51% equity interests of Xinyugou Coal held by Shanxi Province Jiexiu Luxin Coal Gas Co. Ltd was pledged as collateral for this entrusted loan. As of December 31, 2013, we provided RMB500 million in the form of entrusted loan to Xinyugou Coal. We do not hold any other collateral as security for these receivables.

As of December 31, 2013, the outstanding amount for the entrusted loan we provided to Henan Aluminum is RMB233 million. Henan Aluminum ceased to be our subsidiary as a result of our disposal of aluminum fabrication segment and the entrusted loan we provided to it is recognized as entrusted loan to a related party in 2013.

In 2013, we have receivables from Chinalco and its subsidiaries arising from the disposal of equity interests and assets of the Aluminum Fabrication Segment, the disposal of alumina production line of Guizhou branch and the disposal of the equity interests of Chalco Iron Ore. We have received certain receivables from Chinalco and its subsidiaries in accordance with the payment terms. Therefore, we believe that there is no material credit risk related to these receivables.

For the years ended December 31, 2012 and 2013, none of our customers individually accounted for more than 10% of our total revenue. Therefore, we believe that we were not exposed to any significant concentration of credit risk as of December 31, 2012 and 2013.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the State Administration of Foreign Exchange. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. On July 21, 2005, the People's Bank of China announced a reform of its exchange rate system. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People's Bank of China allows the Renminbi to rise or fall 1% from a mid- point every day, effective on April 16, 2012, compared with its previous 0.5% limit. The People's Bank of China allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. Any appreciation of the Renminbi will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

Our bank balances and cash on hand as of December 31, 2013 amounted to RMB12,425.9 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro, Australian dollar and Indonesian Rupiah, which translated into RMB230.7 million, RMB9.9 million, RMB7.4 million, RMB2.5 million and 0.5 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated trade and notes receivable. As of December 31, 2013, we had foreign currency denominated loans with principal amount of RMB29 million in Japanese Yen and RMB8,156 million in U.S. dollars.In addition, as of December 31, 2013, our receivables from disposal of Chalco Iron Ore denominated in foreign currencies amounted to RMB12,953 million.

As of December 31, 2013, if RMB had appreciated/weakened by 5% against US dollar with all other variables held constant, profit for the year would have been approximately RMB224 million higher/lower, mainly as a result of foreign exchange gains on translation of US dollar-denominated borrowings. Profit is more sensitive to fluctuations in the exchange rate between RMB and US dollar in 2013 than 2011 and 2012, mainly due to the increase in US dollar- denominated borrowings.

As the assets and liabilities denominated in foreign currencies other than US dollar are minimal relative to our total assets and liabilities, our directors are of the opinion that we are not exposed to any significant foreign currency risk arising from such foreign currency denominated assets and liabilities as of December 31, 2011, 2012 and 2013.

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits and receivables arising from disposal of discontinued operation and Chalco Iron Ore. The interest rates of receivables from disposal of discontinued operation and Chalco Iron Ore are interest rate of one year bank loan determined by the Bank of China at payment date and LIBOR plus 0.9%, respectively. As the interest rates applied to the deposits and receivable from disposal of discontinued operation and Chalco Iron Ore were relatively low, we are not exposed to any significant interest rate risk for our financial assets.

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

As at December 31, 2013, if interest rates had been 100 basis points higher/lower with all other variables maintain constant, our net profit for the year would have been RMB618 million lower/higher, mainly as a result of higher/lower interest expense on fixed rate borrowings.

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

We use mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in primary aluminum prices. We have policy in place which limits the total quantity of primary aluminum related to these futures and option contracts to 30% of the our annual production or 50% of our committed purchase or sales for our trading business. As of December 31, 2013, the fair value of outstanding future contracts amounting to RMB23,000 and RMB207,000 was recognized in financial assets and liabilities at fair value through profit or loss respectively. As of December 31, 2013, the fair value of outstanding option contracts in the amount of RMB1,740,000 was recognized in financial liabilities at fair value through profit or loss.

The fair value of futures contracts are based on quoted market prices. As of December 31, 2012 and 2013, our position in futures contracts was as follows:

As of December 31, 2012	As of December 31, 2013

Tonnes	Contract value	Market value	Maturity	Tonnes	Contract value	Market value	Maturity

(RMB in thousands)	(RMB in thousands)

Futures Contracts:
Primary aluminum
-Short	13,110	200,086	198,662	Jan-Feb 2013	8,875	125,608	124,637	Jan 2014
-Long	81,235	1,221,845	1,213,709	Jan-May 2013	7,850	109,372	109,643	Apr-Jan 2014

Zinc
-Short	7,850	121,031	121,013	Jan-Apr 2013	1,300	19,701	19,729	Feb-Mar 2014

Copper
-Short	5,325	304,466	305,079	Jan-Apr 2013	9,275	468,289	471,606	Jan-Apr 2014

Lead
-Short	2,550	38,852	38,614	Jan-Feb 2013	80	1,151	1,148	Jan 2014

Silver
-long	-	-	-	-	3,900	16,217	16,130	Jan-Jun 2014

Coal
-Short	-	-	-	-	18,000	19,427	17,424	Jan-May 2014

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

As of December 31, 2013, we had total banking facilities of approximately RMB136,596 million, of which RMB69,801 million had been utilized and unutilized banking facilities amounted to RMB66,795 million as of December 31, 2013, among which, banking facilities of approximately RMB45,728 million will be subject to renewal during the next 12 months from January 1, 2014. Our directors are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2014, we had credit facilities through our primary aluminum futures agent at LME amounting to US$106 million, of which approximately US$12.8 million has been utilized. The futures agent has the right to adjust the related credit facilities.

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2013:

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
	(RMB in millions)
Long-term bank and other loans	-	6,299.9	7,631.9	13,042.8	26,974.6
Long-term bonds	-	-	2,000.0	-	2,000.0
Medium-term notes and bonds	-	4,000.0	13,400.0	-	17,400.0
Short-term bonds	15,000.0	-	-	-	15,000.0
Short-term bank and other loans	47,146.5	-	-	-	47,146.5
Current portion of medium-term notes	2,600.0	-	-	-	2,600.0
Current portion of long-term bank and other loans	8,328.7	-	-	-	8,328.7
Interest payables for borrowings	6,983.8	2,600.6	4,602.7	761.7	14,948.8
Financial liabilities at fair value through profit or loss	1.9	-	-	-	1.9
Financial liabilities included in other current payables and accrued expenses	7,760.3	-	-	-	7,760.3
Financial liabilities included in other non-current liabilities	-	192.5	520.6	390.5	1,103.6
Trade and notes payables	12,401.7	-	-	-	12,401.7

	100,222.9	13,093.0	28,155.2	14,195.0	155,666.1

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, in connection with the ownership of Chalco's American Depositary Receipts.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs$.02 (or less) per ADS	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
$.02 (or less) per ADS per calendar yearRegistration or transfer fees	Depositary services
Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program and incurred by us in connection with the program. From January 1, 2013 to December 31, 2013, we received from the depositary reimbursements of US$173,186.08, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2013 to December 31, 2013, the total amount of the fees that were waived was US$130,593.89.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework in Internal Control-Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of Treadway Commission. The scope of our evaluation did not include the operations of Ningxia Energy, which is included in our consolidated financial statements as of and for the year ended December 31, 2013. Ningxia Energy had total and net assets of approximately RMB 34,198 million and RMB 10,622 million, respectively, as of December 31, 2013 and generated revenue and net profit of approximately RMB 4,540 million and RMB 297 million, respectively, for the year ended December 31, 2013. Based on our evaluation under the framework in Internal Control-Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of Treadway Commission, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRSs.

The effectiveness of our internal controls over financial reporting as of December 31, 2013 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2013, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Mr. Ma Si-hang, Frederick, Mr. Wu Jianchang and Mr. Wu Zhenfang. Our Board has determined that Mr. Ma Si-hang, Frederick, the chairman of the audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See "Item 6. Directors, Senior Management and Employees."

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

Ernst & Young served as our independent auditor for the fiscal years ended December 31, 2012 and 2013. A description of the fees billed to us by Ernst & Young for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,

	2012	2013

	(RMB in thousands)
Audit fee(1) and audit-related fees(2)	24,610	25,221
Tax fees(3)	150	28

(1)	"Audit fee" represents fee obtained from annual audit work.

(2)	"Audit-related fees" represent aggregate fees charged by Ernst & Young for permissible professional services rendered in connection with the preparation of circulars associated with the disposal of Chalco Iron Ore and the issuance of perpetual capital securities as well as mergers and acquisitions due diligence work.

(3)	"Tax fees" represent fees charged by Ernst & Young for permissible tax advisory services related to planned and completed acquisitions and other tax advisory service.

Our audit committee pre-approves all audit and audit-related services and tax advisory services performed by our principal accountants, Ernst & Young, for the years ended December 31, 2012 and 2013.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2013.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)	Change of Principal Accountant

On March 16, 2012, our Board resolved, as recommended by our audit committee, to propose a change in our independent registered public accounting firm, PricewaterhouseCoopers, after the completion of the audit of the consolidated financial statements for the year ended December 31, 2011, which refers to the close of our 2011 annual general meeting, due to the relevant regulations issued by the Ministry of Finance of the PRC and the SASAC in December 2011. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. As a result, PricewaterhouseCoopers did not offer themselves for re-appointment at the 2011 annual general meeting held on June 29, 2012.

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

During the two fiscal years ended December 31, 2011 and through June 29, 2012, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term "reportable event" means any of the items listed in paragraphs (a)(1)(v) (A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to PricewaterhouseCoopers and requested that PricewaterhouseCoopers furnish a letter addressed to the SEC stating whether they agree with the above statements, and if not, stating the respects in which they do not agree. A copy of the letter from PricewaterhouseCoopers addressed to the SEC, dated April 25, 2013, was filed as Exhibit 15.1 to the Form 20-F for the year ended December 31, 2012 which we filed with the SEC on April 25, 2013.

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
Compensation Committee	NYSE requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors. As a foreign private issuer, we are not subject to such requirement.	We have a remuneration committee that consists of two independent directors.
Nominating Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating committees. As a foreign private issuer, we are not subject to such requirement.	We have a nomination committee that consists of two executive directors and three independent directors.
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
1.1

English translation of Articles of Association of Aluminum Corporation of China Limited (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 25, 2013)

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

8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2013
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

Letter from PricewaterhouseCoopers (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 25, 2013)

*   Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/XIONG Weiping

Name: XIONG Weiping Title: Chairman of the Board Date: April 1, 2014

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

 Consolidated Financial Statements

For the Years Ended December 31, 2011, 2012 and 2013

Together with Reports of Independent Public Accounting Firms

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

 ALUMINUM CORPORATION OF CHINA LIMITED

Pages

Reports of Independent Registered Public Accounting Firms	F3-F6

Consolidated Statements of Financial Position as of December 31, 2012 and 2013	F7-F8

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013	F9-F10

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013	F11-F13

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013	F14-F15

Notes to the Consolidated Financial Statements	F16-F184

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated April 1, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong
April 1, 2014

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the "COSO criteria"). Aluminum Corporation of China Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Chalco Ningxia Energy Group Co., Ltd., which is included in the 2013 consolidated financial statements of Aluminum Corporation of China Limited and constituted RMB34,198 million and RMB10,622 million of total and net assets, respectively, as of December 31, 2013 and RMB4,540 million and RMB297 million of revenue and net profit, respectively. Our audit of internal control over financial reporting of Aluminum Corporation of China Limited also did not include an evaluation of the internal control over financial reporting of Chalco Ningxia Energy Group Co., Ltd.

In our opinion, Aluminum Corporation of China Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing, the consolidated statements of financial position of Aluminum Corporation of China Limited as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of two years in the period ended December 31, 2013 of Aluminum Corporation of China Limited and our report dated April 1, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong
April 1, 2014

Report of Independent Registered Public Accounting Firm

To the shareholders of Aluminum Corporation of China Limited:

In our opinion, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended December 31, 2011 present fairly, in all material respects, the result of operations and cash flows of Aluminum Corporation of China Limited and its subsidiaries for the year ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

April 27, 2012 except for the effects of discontinued operations as discussed in Note 6 and the change in the composition of reportable segments discussed in Note 5, as to which the date is April 1, 2014

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	December 31, 2012	December 31, 2013

		RMB'000	RMB'000	USD'000
ASSETS

Non-current assets
Intangible assets	7	4,260,018	10,852,397	1,792,688
Property, plant and equipment	8	96,248,091	100,605,972	16,618,923
Land use rights and leasehold land	9	2,594,208	2,743,966	453,271
Investments in joint ventures	10(a)	1,936,950	2,314,841	382,384
Investments in associates	10(b)	17,211,965	4,587,818	757,854
Available-for-sale financial investments	11	64,500	82,112	13,564
Deferred tax assets	12	2,116,986	1,793,310	296,234
Other non-current assets	13	1,568,148	13,461,217	2,223,635

Total non-current assets		126,000,866	136,441,633	22,538,553

Current assets
Inventories	15	25,596,476	23,535,948	3,887,862
Trade and notes receivables	16	2,615,862	6,156,605	1,016,999
Other current assets	17	9,851,418	20,946,992	3,460,197
Financial assets at fair value through profit or loss		8,983	23	4
Restricted cash and time deposits	18	1,128,015	1,044,158	172,482
Cash and cash equivalents	18	9,063,593	11,381,695	1,880,122

		48,264,347	63,065,421	10,417,666
Assets of a disposal group classified as held for sale	14	751,669	-	-

Total current assets		49,016,016	63,065,421	10,417,666

Total assets		175,016,882	199,507,054	32,956,219

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

As of December 31, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	December 31, 2012	December 31, 2013

		RMB'000	RMB'000	USD'000
EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	19	13,524,488	13,524,488	2,234,086
Other reserves	20	19,930,226	19,505,450	3,222,071
Retained earnings
- proposed final dividend	34	-	-	-
- others	20	10,353,049	11,327,787	1,871,217

		43,807,763	44,357,725	7,327,374
Non-controlling interests		9,963,387	9,344,394	1,543,584

Total equity		53,771,150	53,702,119	8,870,958

LIABILITIES
Non-current liabilities
Interest bearing loans and borrowings	21	36,635,652	46,294,828	7,647,361
Deferred tax liabilities	12	-	1,088,150	179,750
Other non-current liabilities	22	756,669	1,684,376	278,239

Total non-current liabilities		37,392,321	49,067,354	8,105,350

Current liabilities
Financial liabilities at fair value through profit or loss		12,662	1,947	322
Interest bearing loans and borrowings	21	67,915,181	73,348,346	12,116,284
Other payables and accrued expenses	23	8,805,315	10,860,109	1,793,962
Trade and notes payables	24	7,059,194	12,401,650	2,048,607
Income tax payable		61,059	125,529	20,736

Total current liabilities		83,853,411	96,737,581	15,979,911

Total liabilities		121,245,732	145,804,935	24,085,261

Total equity and liabilities		175,016,882	199,507,054	32,956,219

Net current liabilities		(34,837,395)	(33,672,160)	(5,562,245)

Total assets less current liabilities		91,163,471	102,769,473	16,976,308

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Xiong Weiping	/s/ Xie Weizhi

Director	Chief Financial Officer

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2011	2012	2013

		RMB'000	RMB'000	RMB'000	USD'000
Continuing operations
Revenue	5	138,205,723	143,436,995	169,431,235	27,988,046
Cost of sales	26	(130,835,875)	(143,425,940)	(166,679,798)	(27,533,541)

Gross profit		7,369,848	11,055	2,751,437	454,505

Selling and distribution expenses	27(a)	(1,487,996)	(1,833,983)	(1,859,220)	(307,121)
General and administrative expenses	27(b)	(2,553,358)	(2,750,222)	(2,946,879)	(486,790)
Research and development expenses		(206,430)	(184,683)	(193,620)	(31,984)
Impairment loss on property, plant and equipment	8	(279,750)	(19,903)	(501,159)	(82,786)
Other income	28(a)	159,774	734,852	805,882	133,122
Other gains/(losses), net	28(b)	502,462	(16,989)	7,399,252	1,222,269

Operating profit/(loss) from continuing operations		3,504,550	(4,059,873)	5,455,693	901,215

Finance income	29	127,031	302,346	616,576	101,851
Finance costs	29	(3,043,822)	(4,362,970)	(5,849,646)	(966,292)

Share of profits of:
Joint ventures	10(a)	122,262	37,040	148,749	24,572
Associates	10(b)	400,706	256,081	511,869	84,555

Profit/(loss) before income tax from continuing operations		1,110,727	(7,827,376)	883,241	145,901

Income tax (expense)/benefit from continuing operations	32	(121,175)	371,092	(339,551)	(56,090)

Profit/(loss) for the year from continuing operations		989,552	(7,456,284)	543,690	89,811

Discontinued operation
(Loss)/profit for the year from the discontinued operation	6	(299,048)	(1,187,299)	207,144	34,218

Profit/(loss) for the year		690,504	(8,643,583)	750,834	124,029

Profit/(loss) attributable to:
Owners of the parent		237,974	(8,233,754)	975,246	161,099
Non-controlling interests		452,530	(409,829)	(224,412)	(37,070)

		690,504	(8,643,583)	750,834	124,029

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2011	2012	2013

		RMB'000	RMB'000	RMB'000	USD'000
Profit/(loss) attributable to owners of the parent arising from:
Continuing operations		529,213	(7,163,361)	739,333	122,129
Discontinued operation		(291,239)	(1,070,393)	235,913	38,970

		237,974	(8,233,754)	975,246	161,099

Other comprehensive (loss)/income, net of tax:
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(22,041)	18,752	(234,019)	(38,657)

Net other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods		(22,041)	18,752	(234,019)	(38,657)

Total other comprehensive (loss)/income, net of tax		(22,041)	18,752	(234,019)	(38,657)

Total comprehensive income/(loss) for the year		668,463	(8,624,831)	516,815	85,372

Total comprehensive income/(loss) for the year attributable to:
Owners of the parent		215,933	(8,215,002)	741,227	122,442
Non-controlling interests		452,530	(409,829)	(224,412)	(37,070)

		668,463	(8,624,831)	516,815	85,372

Basic and diluted earnings/(loss) per share attributable to ordinary equity holders of the parent (expressed in RMB and USD per share)
From continuing operations	33	RMB0.04	RMB(0.53)	RMB0.05	USD0.009
From discontinued operation	6,33	RMB(0.02)	RMB(0.08)	RMB0.02	USD0.002

		RMB0.02	RMB(0.61)	RMB0.07	USD0.011

Details of the dividends payable and proposed for the year are disclosed in Note 34 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to owners of the parent

Capital reserves

Share capital (Note 19)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Exchange fluctuation reserve	Retained earnings	Total	Non-controlling interests	Total equity
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2011	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	18,502,681	51,580,792	5,606,063	57,186,855

Profit for the year	-	-	-	-	-	-	237,974	237,974	452,530	690,504

Other comprehensive loss for the year:
Exchange differences on translation of foreign operations	-	-	-	-	-	(22,041)	-	(22,041)	-	(22,041)

Total comprehensive (loss)/income for the year	-	-	-	-	-	(22,041)	237,974	215,933	452,530	668,463

Release of deferred governmental subsidies	-	-	165,716	-	-	-	-	165,716	11,834	177,550
Acquisition of non-controlling interests	-	(791)	-	-	-	-	-	(791)	(159,480)	(160,271)
Acquisition of assets	-	-	-	-	-	-	-	-	477,197	477,197
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(659)	(659)
Other appropriation	-	-	-	-	14,267	-	-	14,267	84	14,351
Share of reserve of associates	-	-	-	-	3,934	-	-	3,934	11,343	15,277
Dividends relating to 2010	-	-	-	-	-	-	(153,852)	(153,852)	(70,225)	(224,077)

At December 31, 2011	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital (Note 19)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Exchange fluctuation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2012	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

Loss for the year	-	-	-	-	-	-	(8,233,754)	(8,233,754)	(409,829)	(8,643,583)

Other comprehensive income for the year:
Exchange differences on translation of foreign operations	-	-	-	-	-	18,752	-	18,752	-	18,752

Total comprehensive income/(loss) for the year	-	-	-	-	-	18,752	(8,233,754)	(8,215,002)	(409,829)	(8,624,831)

Release of deferred government subsidies	-	-	203,299	-	-	-	-	203,299	8,544	211,843
Acquisition of non-controlling interests	-	(7,946)	-	-	-	-	-	(7,946)	7,946	-
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	4,104,335	4,104,335
Other appropriation	-	-	-	-	(877)	-	-	(877)	2,310	1,433
Share of reserves of associates	-	-	-	-	2,290	-	-	2,290	8,243	10,533
Transfer from other capital reserves to share premium	-	258,335	(258,335)	-	-	-	-	-	-	-
Dividends paid by subsidiaries to non-controlling interests relating to 2011	-	-	-	-	-	-	-	-	(86,849)	(86,849)

At December 31, 2012	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to owners of the parent

Capital reserves

Share capital (Note 19)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Exchange fluctuation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

Profit/(loss) for the year	-	-	-	-	-	-	975,246	975,246	(224,412)	750,834
Other comprehensive loss for the year:
Exchange differences on translation of foreign operations	-	-	-	-	-	(234,019)	-	(234,019)	-	(234,019)

Total comprehensive (loss)/income for the year	-	-	-	-	-	(234,019)	975,246	741,227	(224,412)	516,815

Release of deferred government subsidies	-	-	11,800	-	-	-	-	11,800	-	11,800
Acquisition of subsidiaries (Note 37)	-	-	-	-	-	-	-	-	3,801,887	3,801,887
Disposal of discontinued operation (Note 6)	-	-	-	-	-	-	-	-	(324,539)	(324,539)
Disposal of subsidiaries (Note 38(a)(c))	-	-	(257,529)	-	-	-	-	(257,529)	(6,155,080)	(6,412,609)
Issuance of senior perpetual securities, net of issuance costs (Note 39)	-	-	-	-	-	-	-	-	2,122,605	2,122,605
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	193,908	193,908
Other appropriation	-	-	-	-	38,220	-	-	38,220	(732)	37,488
Share of reserves of a joint venture and associates	-	-	-	-	15,836	-	-	15,836	9,084	24,920
Disposal of interests in subsidiaries	-	965	-	-	(49)	-	(508)	408	(15,394)	(14,986)
Dividends paid by subsidiaries to non-controlling interests relating to 2012	-	-	-	-	-	-	-	-	(26,320)	(26,320)

At December 31, 2013	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2011	2012	2013

		RMB'000	RMB'000	RMB'000	USD'000
Net cash flows from operating activities	35	2,489,756	1,122,352	8,251,338	1,363,024

Investing activities
Purchases of intangible assets		(80,244)	(55,356)	(527,409)	(87,122)
Purchases of property, plant and equipment		(8,552,718)	(9,148,495)	(8,486,568)	(1,401,881)
Purchases of land use rights and leasehold land		(107,981)	(1,528)	(32,546)	(5,376)
Proceeds from disposal of property, plant and equipment		80,421	185,926	489,893	80,925
Disposal of discontinued operation, net of cash disposed of	6	-	-	1,045,976	172,783
Disposal of a joint venture and an associate		-	-	264,474	43,688
Acquisition of subsidiaries, net of cash acquired	37	(91,460)	-	392,678	64,866
Disposal of Jiaozuo Wanfang, net of cash disposed of	38(a)	-	-	(190,786)	(31,516)
Disposal of Alumina Production Line of Guizhou Branch of the Company, net of cash disposed of	38(b)	-	-	885,794	146,323
Disposal of Chalco Iron Ore, net of cash disposed of	38(c)	-	-	(8,545)	(1,412)
Payment of consideration for acquisition of non-controlling interests		(85,429)	-	-	-
Investments in joint ventures	10(a)	(140,000)	(171,564)	(180,800)	(29,866)
Investments in associates	10(b)	(816,965)	(13,406,845)	(1,660,485)	(274,293)
Proceeds/(payments) for available-for-sale investment	11	256	(27,400)	5,500	909
Investment income on financial products		22,854	26,960	18,746	3,097
Dividends received		102,393	112,984	38,390	6,342
Interest received		5,611	49,668	54,742	9,043
Decrease in restricted cash		10,000	19,821	15,679	2,590
Proceeds/(payment) from settlement of futures, options and forward foreign exchange contracts, net		550,863	(107,616)	176,106	29,091
Loans to related parties	36	(363,665)	(585,504)	(1,145,341)	(189,197)
Loans repaid by related parties		-	210,169	1,217,780	201,163
Loan to a third party		-	(100,000)	(196,000)	(32,377)
Deposit for investment projects		(536,672)	(300,111)	(79,961)	(13,209)
Government grants received		392,344	251,857	295,254	48,772
Others		(104,155)	(106,056)	(78,640)	(12,991)

Net cash flows used in investing activities		(9,714,547)	(23,153,090)	(7,686,069)	(1,269,648)

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2011	2012	2013

		RMB'000	RMB'000	RMB'000	USD'000
Financing activities
Instalment payment of bonds issuance expenses		(21,000)	(21,000)	(34,500)	(5,699)
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs		17,733,500	29,468,136	22,936,141	3,788,781
Proceeds from issuance of senior perpetual securities, nets of issuance costs		-	-	2,122,605	350,629
Repayments of short-term bonds and medium-term notes		(15,700,000)	(18,000,000)	(24,500,000)	(4,047,112)
Drawdown of short-term and long-term loans		56,477,596	74,346,531	98,090,919	16,203,465
(Payments of)/receipt from of loan deposits		-	(365,400)	365,400	60,360
Loan deposits interest received		-	-	2,928	484
Repayments of short-term and long-term loans		(45,378,131)	(63,925,148)	(90,426,022)	(14,937,315)
Proceeds from government subsidies		-	180,290	14,001	2,313
Capital injection from non-controlling interests		-	4,104,335	193,908	32,031
Dividends paid by subsidiaries to non-controlling shareholders		(69,780)	(52,859)	(70,363)	(11,623)
Dividends paid to the equity holders of the Company		(153,852)	-	-	-
Interest paid		(4,045,880)	(5,305,932)	(6,936,608)	(1,145,846)

Net cash flows from financing activities		8,842,453	20,428,953	1,758,409	290,468

Net increase/(decrease) in cash and cash equivalents		1,617,662	(1,601,785)	2,323,678	383,844
Cash and cash equivalents at beginning of year		8,982,710	10,591,306	9,063,593	1,497,199
Effect of foreign exchange rate changes, net		(9,066)	74,072	(5,576)	(921)

Cash and cash equivalents at end of year	18	10,591,306	9,063,593	11,381,695	1,880,122

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabricated products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China () ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

	2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"). In addition, these consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss, which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in Note 2.13.

These consolidated financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated. Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2013 have been translated into United States Dollars ("USD") at the noon buying rate in New York city on December 31, 2013 for cable transfers in RMB by the Federal Reserve Bank of New York of USD1.00 = RMB6.0537. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rates on December 31, 2013, or at any other dates.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.1	Basis of preparation (Continued)

Going concern

As at December 31, 2013, the Group's current liabilities exceeded its current assets by approximately RMB33,672 million (December 31, 2012: RMB34,837 million). The directors of the Company have considered the Group's available sources of funds as follows:

		*	The Group's expected net cash inflows from operating activities in 2014;

		*	Unutilised banking facilities of approximately RMB66,795 million as at December 31, 2013, of which amounts totaling RMB45,728 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

		*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

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

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.1	Basis of preparation (Continued)

Discontinued operation

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs when the operation is abandoned. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of comprehensive income, which comprises comparative information for prior periods represented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

On June 27, 2013, the Company disposed of all of its equity interests in the following subsidiaries to Chinalco, including (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd. () ("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd. (); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Co., Ltd. (); (4) 56.86% equity interest in Huaxi Aluminum Co., Ltd. (); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd. (); (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal") (collectively as "Aluminum Fabrication Subsidiaries"). Meanwhile, the Company disposed of Northwest Aluminum Fabrication Branch of the Company ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 27, 2013. The above transactions are settled in cash. In addition, as an adherent condition of the transfer of the equity interest in Henan Aluminum and Qingdao Light Metal, the Company also transferred the entrusted loans due from Henan Aluminum and Qingdao Light Metal to Chinalco (collectively as "Transferred Loan to Chinalco"), which were completed on June 27, 2013.

The above disposed Aluminum Fabrication Subsidiaries and Aluminum Fabrication Branch form the "Aluminum Fabrication Segment" of the Group. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the Aluminum Fabrication Segment was classified as a discontinued operation and the operating results of the Aluminum Fabrication Segment have been presented as a discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. The comparative figures for the consolidated statements of comprehensive income and related notes have been revised to reflect the reclassification between continuing operations and the discontinued operation accordingly.

Details on the discontinued operation are disclosed in Note 6 to the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2012, except the accounting policy applicable to the Group in respect of the discontinued operation and the new accounting policy adopted by the Group in respect of the coal mining rights after the acquisition of Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy") (formerly named as Ningxia Power Group Co., Ltd. ("Ningxia Power") ()) in January 2013 as disclosed in Note 6 and Note 37(a), respectively, to the consolidated financial statements, and those new accounting policies adopted by the Group in respect of the adoption of the following new and revised International Financial Reporting Standards ("IFRSs") that are effective from January 1, 2013 and the early adoption of Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets.

		*	IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

		*	IAS 19 Employee Benefits (Revised)

		*	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

		*	IAS 36 Recoverable Amount Disclosures for Non-Financial Assets- Amendments to IAS36 (early adopted)

		*	IFRS 1 Government Loans - Amendments to IFRS 1

		*	IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7

		*	IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements (as revised in 2011)

		*	IFRS 11 Joint Arrangements

		*	IFRS 12 Disclosure of Interests in Other Entities

		*	IFRS 13 Fair Value Measurement

		*	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

		*	Annual Improvements May 2012

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures (Continued)

The principal effects of adopting these new and revised IFRSs are as follows:

IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income ("OCI"). Items that could be reclassified (or "recycled") to profit or loss at a future point in time (e.g., exchange differences on translation of foreign operations, net loss or gain on available-for-sale financial assets) are presented separately from items that will never be reclassified (e.g., the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been revised to reflect the changes.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. The revised standard introduces significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits, the classification of short-term employee benefits and disclosures of defined benefit plans. These amendments have had no impact on the Group's financial position or performance.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures (Continued)

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. These amendments have had no impact on the Group's financial position or performance.

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36 (early adopted)

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units ("CGUs") for which impairment loss has been recognised or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 with earlier application permitted, provided IFRS 13 is also applied. The Group has early adopted these amendments to IAS 36 in the current period. IAS 36 disclosures in respect of impairment of the Group's property, plant and equipment are provided in Note 8.

IFRS 1 Government Loans -Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRSs. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendments have had no impact on the Group.

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7

The amendments require an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures provide users with information that is useful in evaluating the effect of netting arrangements on an entity's financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Group does not have any offsetting transactions of financial instruments, the adoption of the amendments has had no effect on the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures (Continued)

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements (as revised in 2011)

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of the previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC 12 Consolidation - Special Purpose Entities.

IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 has had no impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 addresses only two forms of joint arrangements, i.e., joint operations and joint ventures, and removes the option to account for joint ventures using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture must be accounted for using the equity method. Application of this new standard has no impact on the financial position and financial performance of the Group because there are no changes in classification of the Group's joint arrangements after the Group assessed its investments in joint ventures and the Group's joint ventures are accounted for using equity method of accounting.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, where a subsidiary is controlled with less than a majority of voting rights. While the Group has subsidiaries with material non-controlling interests, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in Note 2.4(c) and 10.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures (Continued)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRSs for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRSs when fair value is required or permitted. IFRS 13 defines fair value as an exit price.

Application of IFRS 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 3.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity during the production phase of the mine. The interpretation addresses the initial measurement and subsequent measurement of the benefit from the stripping activity. According to the Group's assessment, this standard has had no material impact on the financial position and performance of the Group.

Annual Improvements May 2012

Annual Improvements 2009-2011 Cycle issued in May 2012 sets out amendments to a number of standards. There are separate transitional provisions for each standard. While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments have had a significant financial impact on the Group. Details of the key amendments most applicable to the Group are as follows:

IAS 1 Clarification of the requirement for comparative information (Amendment)

This amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures (Continued)

Annual Improvements May 2012 (Continued)

IAS 1 Clarification of the requirement for comparative information (Amendment) (Continued)

An opening statement of financial position (known as the "third balance sheet") must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. The amendment has had no impact on the Group.

IAS 16 Property, Plant and Equipment

This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventories.

IAS 32 Financial Instruments: Presentation

This amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

IAS 34 Interim Financial Reporting

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual consolidated financial statements for that reportable segment. As the Group included the disclosure of total segment assets and liabilities as reported to the chief operating decision maker in prior year's consolidated financial statements, the amendment does not have any impact on the Group's consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these consolidated financial statements:

		*	IAS 19 Employee Benefits entitled Defined Benefit Plans: Employee Contributions - Amendments to IAS 19 [2]

		*	IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32 [1]

		*	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39 [1]

		*	IFRS 9 Financial Instruments [4]

		*	IFRS 9 Financial Instruments - Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 39 [4]

		*	IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 27 Separate Financial Statements - Investment Entities - Amendments to IFRS 10, IFRS 12 and IAS 27 [1]

		*	IFRS 14 Regulatory Deferral Accounts [3]

		*	IFRIC 21 Levies [1]

		*	Annual improvements December 2013 [2]

[1] Effective for annual periods beginning on or after January 1, 2014

[2] Effective for annual periods beginning on or after July 1, 2014

[3] Effective for annual periods beginning on or after January 1, 2016

[4] No mandatory effective date yet determined but is available for adoption

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 9 Financial Instruments and Amendments to IFRS 9, IFRS 7 and IAS 39

IFRS 9, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets, but will not have an impact on the classification and measurement of the Group' s financial liabilities. In October 2013, IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply. The previous mandatory effective date of IFRS 9 was removed by IASB in October 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed. However, the standard is available for application now. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of "currently has a legally enforceable right to set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The Group does not expect that these amendments will have a material financial impact in its consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards (Continued)

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Group does not expect that IFRIC 21 will have a financial impact on its future consolidated financial statements upon adoption of this interpretation.

Annual improvements December 2013

The Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle issued in December 2013 set out amendments to a number of IFRSs. There are separate transitional provisions for each standard. While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments are expected to have a significant financial impact on the Group.

Annual improvements to IFRS 2010-2012 Cycle

IFRS 3 Business Combination

Clarified that the contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Annual improvements December 2013 (Continued)

Annual improvements to IFRS 2010-2012 Cycle (Continued)

IFRS 8 Operating Segment

Clarified that operating segments may be combined/aggregated if they are consistent with the core principle of the standard, if the segments have similar economic characteristics and if they are similar in other qualitative respects. If they are combined, the entity must disclose the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are 'similar'. Further it clarified that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IFRS 13 Fair Value Measurement

The IASB clarified in the Basis for conclusions that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets

The amendment to IAS 16 and IAS 38 provides more detail when an entity revalues assets and clarifies how an adjustment is recognised. It clarified that revaluation can be performed, as follows:

		*	Adjust the gross carrying amount of the asset to market value; or

		*	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Annual improvements December 2013 (Continued)

Annual improvements to IFRS 2011-2013 Cycle

IFRS 3 Business Combination

The amendment clarified that joint arrangements are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

IFRS 13 Fair Value Measurement

The amendment clarified that the portfolio exception in IFRS 13 can be applied to financial assets, financial liabilities and other contracts.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended December 31, 2013.Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

		*	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

		*	Exposure, or rights, to variable returns from its involvement with the investee, and

		*	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

		*	The contractual arrangement with the other vote holders of the investee

		*	Rights arising from other contractual arrangements

		*	The Group's voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

		*	Derecognises the assets (including goodwill) and liabilities of the subsidiary

		*	Derecognises the carrying amount of any non-controlling interests

		*	Derecognises the cumulative translation differences recorded in equity

		*	Recognises the fair value of the consideration received

		*	Recognises the fair value of any investment retained

		*	Recognises any surplus or deficit in profit or loss

		*	Reclassifies the parent's share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities

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

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expenses in the period in which they are incurred.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of the acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognised for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss.

If the business combination is achieved in stages through multiple transactions, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries

A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

			(a)	the contractual arrangement with the other vote holders of the investee;

			(b)	rights arising from other contractual arrangements; and

			(c)	the Group's voting rights and potential voting rights.

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

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to January 1, 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

When the Company loses control of a subsidiary in multiple arrangements (transactions), which indicate that the multiple arrangements are a single transaction, the multiple arrangements are accounted for as a single transaction.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

The following is a list of principal subsidiaries as at December 31, 2013:

Name	Place of establishment and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Effective equity interest held

					2012	2013

Directly held:
Baotou Aluminum Co., Ltd. ("Baotou Aluminum") () (Note(i))	Mainland of China	Limited liability company	Registered capital 500,000 Paid-in capital 1,044,000	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100%	100%

Chalco Ruimin Co., Ltd. () (Note (ii))	Mainland of China	Limited liability company	1,593,887	Manufacture of aluminum, magnesium and related alloy products, export activities	93.30%	-

Chalco Southwest Aluminum Co., Ltd. ()(Note (ii))	Mainland of China	Limited liability company	540,000	Manufacture and distribution of metal materials (excluding precious metals), sales of general machinery and equipment	60%	-

Chalco Southwest Aluminum Cold Rolling Co., Ltd. () (Note (ii))	Mainland of China	Limited liability company	624,190	Rolling aluminum and aluminum alloy processing, development of high precision aluminum strip production technology, import and export activities on goods and technology	100%	-

Henan Aluminum () (Note (ii))	Mainland of China	Limited liability company	1,132,460	Manufacture and distribution of aluminum and alloy related products	90.03%	-

China Aluminum International Trading Co., Ltd. ()	Mainland of China	Limited liability company	1,500,000	Import and export activities	100%	100%

Shanxi Huasheng Aluminum Co., Ltd. ()	Mainland of China	Limited liability company	1,000,000	Manufacture and distribution of primary aluminum,aluminum alloy and carbon- related products	51%	51%

Shanxi Huaze Aluminum and Power Co., Ltd. ("Shanxi Huaze") ()	Mainland of China	Limited liability company	1,500,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60%	60%

Fushun Aluminum Co., Ltd. ()	Mainland of China	Limited liability company	1,140,000	Aluminum smelting, manufacture and distribution of nonferrous metals	100%	100%

Zunyi Aluminum Co., Ltd. ()	Mainland of China	Limited liability company	802,620	Manufacture and distribution of primary aluminum	62.10%	62.10%

Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") ()	Mainland of China	Limited liability company	1,400,000	Manufacture and distribution of alumina	73.28%	73.28%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

The following is a list of principal subsidiaries: (Continued)

Name	Place of establishment andoperation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Effective equity interest held

					2012	2013

Directly held: (Continued)
Shandong Huayu Aluminum and Power Co., Ltd. ("Shandong Huayu") ()	Mainland of China	Limited liability company	1,627,697	Manufacture and distribution of primary aluminum	55%	55%

Gansu Hualu Aluminum Co.,Ltd. ()	Mainland of China	Limited liability company	529,240	Manufacture and distribution of primary aluminum	51%	51%

Chalco Hong Kong Ltd. ("Chalco Hong Kong") ()	Hong Kong	Limited liability company	HKD849,940,471	Overseas investments and alumina import and export activities	100%	100%

Chalco Mining Co., Ltd. () (Note (i))	Mainland of China	Limited liability company	760,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products	100%	100%

Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang") () (Note (iii))	Mainland of China	Limited liability company	1,168,997	Aluminum smelting, manufacture and distribution of nonferrous metals	24.002%	17.75%

Shanxi Huaxing Alumina Co., Ltd. () (Note(i))	Mainland of China	Limited liability company	1,320,000	Manufacture and distribution of alumina	100%	100%

Gansu Huayang Mining Development Co., Ltd. () ( Note (i))	Mainland of China	Limited liability company	16,670	Manufacture and distribution of coal and other mineral products	70%	70%

Chalco Energy Co., Ltd. ()	Mainland of China	Limited liability company	539,993	Thermoelectricity supply and investment management	100%	100%

Ningxia Energy () (Note (iv))	Mainland of China	Limited liability company	5,025,800	Thermal power, wind power andsolar power generation, coal mining, and power related equipment manufacturing	35.54%	70.82%

Indirectly held:
Chalco Iron Ore Holdings Ltd. () ("Chalco Iron Ore") (Note (v)	Hong Kong	Limited liability company	HKD2,000	Overseas investment	65%	-

Chalco Hong Kong Investment Company Limited (Note (vi))	Hong Kong	Limited liability company	USD1	Bond issuance	-	100%

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

Notes:

(i)

In February, July, October and November 2013, the Company has made capital injections of RMB100 million, RMB138 million, RMB73.5 million and RMB82.5 million respectively in cash in Baotou Aluminum.

In April 2013, the Company has made a capital injection of RMB60 million in cash in Chalco Mining Co., Ltd.

In January and October 2013, the Company has made capital injections of RMB170 million and RMB202 million respectively in cash in Shanxi Huaxing Alumina Co., Ltd.

In September, October and December 2013, the Company has made capital injections of RMB25 million, RMB25 million and RMB237 million respectively in cash in Gansu Huayang Mining Development Co., Ltd.

			(ii)	As disclosed in Note 6 to the consolidated financial statements, the Company entered into Aluminum Fabrication Interests Transfer Agreement with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in six Aluminum Fabrication Subsidiaries. Upon completion of these transactions on June 27, 2013, the investments in six Aluminum Fabrication Subsidiaries were derecognised accordingly.

(iii)

In April 2013, Jiaozuo Wanfang, a former subsidiary of the Company, issued an additional 169,266,914 A shares through private offering to independent third parties. Accordingly, the Company's equity interest in Jiaozuo Wanfang was decreased from 24.002% to 17.75%. The Company lost its control over Jiaozuo Wanfang after its equity interest in Jiaozuo Wanfang was diluted on April 19, 2013 (the "Deemed Disposal"). Therefore, the investment in Jiaozuo Wanfang has not been included in the investments in subsidiaries since April 19, 2013.

The directors of the Company are of the opinion that the Company has significant influence over Jiaozuo Wanfang after the Deemed Disposal considering the Company remains as the largest shareholder and has the rights to nominate five non-independent directors to the board of directors out of eleven directors of Jiaozuo Wanfang. Therefore, the Company has accounted for its equity interest in Jiaozuo Wanfang as an investment in an associate at fair value of RMB1,157 million as at April 19, 2013 (Note 10(b)).

			(iv)	As disclosed in Note 37(a), the Company held a 70.82% equity interest in Ningxia Energy and obtained control over Ningxia Energy on January 23, 2013. Since then, Ningxia Energy has been accounted for as a subsidiary of the Group. Prior to obtaining the control over Ningxia Energy, the Group accounted for it as an associate.

			(v)	As disclosed in Note 38(c), on October 18, 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong Limited, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holding"), pursuant to which Chalco Hong Kong Limited agreed to transfer the 65% equity interest in Chalco Iron Ore to Chinalco Overseas Holdings. The Share Purchase Agreement took effect on December 26, 2013 ("Disposal Date"). Upon the Disposal Date, Chalco Hong Kong Limited did not hold any equity interest in Chalco Iron Ore and the financial results of Chalco Iron Ore were ceased to be consolidated into the Group's financial results.

			(vi)	Chalco Hong Kong Investment Company Limited was established on September 16, 2013 to issue USD350,000,000 senior perpetual capital securities (the "Senior Perpetual Securities") at an initial interest rate of 6.625% as disclosed in Note 39.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

Details of the Group's subsidiaries that have material non-controlling interests are set out below:
	2012	2013

Percentage of equity and voting rights interest held by non-controlling interests:
Ningxia Energy*	N/A	29.18%
Shanxi Huaze	40%	40%
Shandong Huayu	45%	45%
Jiaozuo Wanfang**	76%	N/A

Profit/(loss) for the year allocated to non-controlling interests:
Ningxia Energy*	N/A	23,973
Shanxi Huaze	(59,364)	304
Shandong Huayu	(14,479)	16,140
Jiaozuo Wanfang**	(11,672)	N/A

Dividends paid to non-controlling interests:
Ningxia Energy*	N/A	12,280

Accumulated balances of non-controlling interests at the reporting date:
Ningxia Energy*	N/A	3,766,398
Shanxi Huaze	609,122	609,896
Shandong Huayu	768,103	786,992
Jiaozuo Wanfang**	1,860,466	N/A

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Shanxi Huaze	Shandong Huayu	Jiaozuo Wanfang	**

2012
Revenue	4,775,276	3,129,488	6,123,803
Total expenses	(4,923,687)	(3,161,663)	(6,139,162)
Loss for the year	(148,411)	(32,175)	(15,359)
Total comprehensive loss for the year	(148,411)	(32,175)	(15,359)

Current assets	1,098,625	447,454	1,012,269
Non-current assets	4,564,915	2,723,939	5,138,892
Current liabilities	(3,704,119)	(1,464,498)	(2,124,547)
Non-current liabilities	(431,977)	-	(1,578,568)

Net cash flows from operating activities	390,141	189,701	325,165
Net cash flows used in investing activities	(213,321)	(96,007)	(1,013,383)
Net cash flows used in financing activities	(171,111)	(137,168)	351,266

Net increase/(decrease) in cash and cash equivalents	5,709	(43,474)	(336,952)

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

	Ningxia Energy*	Shanxi Huaze	Shandong Huayu

2013
Revenue	4,540,160	4,537,877	2,897,899
Total expenses	(4,243,016)	(4,537,120)	(2,862,033)
Profit for the year	297,144	757	35,866
Total comprehensive income for the year	297,144	757	35,866

Current assets	4,415,582	1,041,010	416,976
Non-current assets	29,782,063	4,357,376	2,574,371
Current liabilities	(6,419,782)	(3,563,275)	(1,242,475)
Non-current liabilities	(17,156,067)	(306,440)	-

Net cash flows from operating activities	2,373,778	1,009,070	336,008
Net cash flows used in investing activities	(2,531,880)	(138,127)	(19,593)
Net cash flows used in financing activities	(829,365)	(889,989)	(371,895)

Net decrease in cash and cash equivalents	(987,467)	(19,046)	(55,480)

*	These numbers represent the activities in the current period from the acquisition date of January 23, 2013 to December 31, 2013 in Ningxia Energy. As Ningxia Energy is a newly acquired subsidiary, no comparative financial information of 2012 was disclosed.

**	As at December 31, 2012, the Company was of the view that the Company had de facto control over Jiaozuo Wanfang, therefore, Jiaozuo Wanfang was consolidated by the Company as subsidiary. As at December 31, 2012, Jiaozuo Wanfang has material non-controlling interests. As at April 19, 2013, Jiaozuo Wanfang issued A shares through private offering which resulted in the Company lost its control over Jiaozuo Wanfang. Therefore, Jiaozuo Wanfang was not included in the consolidated financial statements of the Group.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(e)	Investment in joint ventures and associates

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries.

The Group's investments in its associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

(e) Investment in joint ventures and associates (Continued)

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognises the loss as 'Share of profit of an associate and a joint venture' in the statement of comprehensive income.

Upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from disposal is recognised in profit or loss.

	2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments, have been identified as the presidents of the Company (formerly "the Company's Executive Committee") that make strategic decisions.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.6	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person

	(i)	has control or joint control over the Group;

	(ii)	has a significant influence over the Group; or

	(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

or

(b)	the party is an entity where any of the following conditions applies

	(i)	the entity and the Group are members of the same group;

	(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

	(iii)	the entity and the Group are joint ventures of the same third party;

	(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

	(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

	(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

	(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.7	Fair value measurement

The Group measures financial instruments, such as future contracts, at fair value at the end of each reporting period. Also, fair values of financial instruments measured at amortised cost are disclosed in Note 3.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

		*	In the principal market for the asset or liability, or

		*	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.7	Fair value measurement (Continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

		*	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

		*	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

		*	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

	2.8	Foreign currency translation

		(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.8	Foreign currency translation (Continued)

		(b)	Transactions and balances

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

(ii)
income and expenses in each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii)
all resulting exchange differences are recognised in other comprehensive income. Upon disposal of a foreign operation, the other comprehensive income related to the foreign operation is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.9	Property, plant and equipment (including construction in progress)

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

The assets' depreciation method, residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognised within "other gains, net" in profit or loss.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.10	Intangible assets

		(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

		(b)	Mining rights and mineral exploration rights

The Group's mining rights include coal, bauxite and other mining rights.

Mining rights are initially recorded at cost which include payments of consideration for extraction rights, exploration and other direct costs.

Amortisation of bauxite and other mining rights is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned.

Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the one for the mining rights to amortise since the exploration rights convert to the mining rights and begin to produce.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.10	Intangible assets (Continued)

		(c)	Computer software

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

	2.11	Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in profit or loss for the current period. Development expenditures are recognised as assets when all of the following criteria are met:

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

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognised as assets in subsequent periods. Capitalised development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.12	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

	2.13	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sales transaction and the sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

	2.14	Financial assets

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

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.14	Financial assets (Continued)

		(a)	Classification (Continued)

(iii) Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the end of the reporting period.

		(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade date, that is the date that the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in profit or loss within "other gains, net" in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of other income when the Group's right to receive payments is established.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.14	Financial assets (Continued)

		(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group's consolidated statement of financial position)when:

the rights to receive cash flows from the asset have expired; or

  the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement;and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.15	Financial liabilities

		(a)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

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

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.15	Financial liabilities (Continued)

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

	2.16	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

	2.17	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net realisable value and recorded in profit or loss. Net realisable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognised within "cost of sales" in profit or loss.

	2.18	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.19	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown as borrowings in current liabilities in the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

	2.20	Government grants

Government grants are recognised when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary asset, itis measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognised when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Company should make a judgement based on the basic conditions to obtain the government grants, and recognises them as asset-related government grants if the conditions are constructing or forming long-term assets. Otherwise, the government grants should be income-related.

Asset-related government grants are recognised as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognised as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grant used to compensate expenses or losses that were already incurred, they are directly recognised in profit or loss for the current period.

	2.21	Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.22	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

		(a)	Bonus plans

The expected cost of bonus plan is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

		(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by relevant municipal and provincial governments in the PRC. In 2013, the Group made monthly contributions at the rate of 20% (2012: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.22	Employee benefits (Continued)

		(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.23	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Share of income tax expense of joint ventures and associates are included in "share of profits of joint ventures and associates". Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

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

Deferred income tax is recognised using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.24	Perpetual securities

Perpetual securities are classified as equity if it is non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognised as distributions within equity.

	2.25	Revenue recognition

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

(b) Rendering of services

The Group provides machinery processing, transportation and packaging services and other services to third party customers. These services are recognised in the period when the related services are provided.

	2.26	Interest income

Interest income is recognised using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognised using the original effective interest rate.

	2.27	Dividend income

Dividend income is recognised when the right to receive payment is established.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.28	Leases

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

The Group leases certain leasehold lands. Leasehold lands where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased leasehold land and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

	2.29	Borrowing costs

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

	2.30	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.31	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

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

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT

	3.1	Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

		(a)	Market risk

			(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, receivable from disposal of Chalco Iron Ore Holdings Limited ("Chalco Iron Ore") and short-term and long-term loans denominated in United dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese Yen ("JPY") and Hong Kong dollars ("HKD"). Related exposures are disclosed in Notes 13, 17, 18 and 21 to the consolidated financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2013, the Group only has significant exposure to USD.

As at December 31, 2013, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, net profit for the year would have been approximately RMB224 million (2011: RMB101 million; 2012: RMB205 million) higher/lower, mainly as a result of foreign exchange gains/losses arising from translation of USD-denominated borrowings. Profit was more sensitive to the fluctuation in the RMB/USD exchange rates in 2013 than in 2011 and 2012, mainly due to the increase in the USD denominated borrowings.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2012 and 2013.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.1	Financial risk management (Continued)

		(a)	Market risk (Continued)

			(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 18) and receivables arising from disposal of discontinued operation and Chalco Iron Ore (Notes 13 and 17), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically.The interest rates of receivables from disposal of discontinued operation and Chalco Iron Ore are interest rate of one year bank loan determined by Bank of China at payment date and LIBOR plus 0.9%, respectively. As the interest rates applied to the deposits and receivable from disposal of discontinued operation and Chalco Iron Ore were relatively low, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2012 and 2013.

The interest rate risk of the Group primarily arises from interest bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 21. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at December 31, 2013, if interest rates had been 100 basis points (December 31, 2011 and 2012:100 basis points) higher/lower with all other variables held constant, net profit for the year would have been RMB618 million lower/higher (December 31, 2011: RMB376 million lower/higher, December 31, 2012: RMB496 million lower/higher), respectively mainly as a result of the higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2012 and 2013.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

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

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at December 31, 2013, the fair values of the outstanding futures contracts amounting to RMB23 thousand (December 31, 2012: RMB5,593 thousand) and RMB207 thousand (December 31, 2012: RMB12,662 thousand) are recognised in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2013, the fair value of outstanding options contracts amounting to RMB1,740 thousand (December 31, 2012: nil) was recognised in financial liabilities at fair value through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.1	Financial risk management (Continued)

		(a)	Market risk (Continued)

			(iii)	Commodity price risk (Continued)

A summary of future contacts held as at December 31, 2012 is as follows:

	As at December 31, 2012

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
- short position	13,110	200,086	198,662	Jan-Feb 2013
- long position	81,235	1,221,845	1,213,709	Jan-May 2013
Copper:
- short position	5,325	304,466	305,079	Jan-Apr 2013
Zinc:
- short position	7,850	121,031	121,013	Jan-Apr 2013
Lead:
- short position	2,550	38,852	38,614	Jan-Feb 2013

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.1	Financial risk management (Continued)

		(a)	Market risk (Continued)

			(iii)	Commodity price risk (Continued)

A summary of future contacts held as at December 31, 2013 is as follows:

	As at December 31, 2013

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
- short position	8,875	125,608	124,637	Jan 2014
- long position	7,850	109,372	109,643	Apr-Jun 2014
Copper:
- short position	9,275	468,289	471,606	Jan-Apr 2014
Zinc:
- short position	1,300	19,701	19,729	Feb-Mar 2014
Lead:
- short position	80	1,151	1,148	Jan 2014
Silver:
- long position	3,900	16,217	16,130	Jan-Jun 2014
Coal:
- short position	18,000	19,427	17,424	Jan-May 2014

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.1	Financial risk management (Continued)

		(a)	Market risk (Continued)

			(iii)	Commodity price risk (Continued)

As at December 31, 2013, if the commodity futures prices had increased/decreased by 3% (December 31, 2011 and 2012: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2011	2012	2013

Primary aluminum	Decrease/increase RMB87 million	Increase/decrease RMB167 million	Decrease/increase RMB0.337million
Primary copper	Increase/decrease RMB4 million	Increase/decrease RMB12 million	Decrease/increase RMB10.611 million
Primary zinc	Decrease/increase RMB21 million	Decrease/increase RMB11 million	Decrease/increase RMB0.444 million
Primary lead	Decrease/increase RMB3 million	Decrease/increase RMB0.5 million	Decrease/increase RMB0.026 million
Primary silver	N/A	N/A	Increase/decrease RMB0.363million
Primary coal	N/A	N/A	Decrease/increase RMB0.392million

(b)	Credit risk

Credit risk arises from bank balances, trade and notes receivables, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amounts of these receivables and amounts of respective financial guarantees included in Notes 16, 17, 18 and 25 represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.1	Financial risk management (Continued)

		(b)	Credit risk (Continued)

With regard to receivables, the marketing department assesses the credit quality of the customers and its related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans, During the year, the Group has the receivables from Chinalco and its subsidiaries arising from the disposal of the equity interests and assets of Aluminum Fabrication Segment, the disposal of alumina production line of Guizhou branch and the disposal of the equity interests of Chalco Iron Ore. Chinalco and its subsidiaries have paid certain receivables in accordance with the payment terms. Therefore, the Group believes that there is no material credit risk related to the above-mentioned receivables.

During the years ended December 31, 2011, 2012 and 2013, no revenue derived from an individual customer exceeded 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2011, 2012 and 2013.

		(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at December 31, 2013, the Group had total banking facilities of approximately RMB136,596 million of which amounts totalling RMB69,801 million have been utilised as at December 31, 2013. Banking facilities of approximately RMB93,317 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.1	Financial risk management (Continued)

		(c)	Liquidity risk (Continued)

In addition, as at December 31, 2013, the Group had credit facilities through its primary aluminum futures agent at LME amounting to USD106 million (equivalent to RMB646.27 million) (December 31, 2012: USD94 million (equivalent to RMB590.84 million)) of which USD12.79 million (equivalent to RMB77.98 million) (December 31, 2012: USD1.03 million (equivalent to RMB6.47 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2012

Long-term bank and other loans	-	8,049,049	7,771,126	4,090,612	19,910,787
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds	-	2,000,000	12,800,000	-	14,800,000
Bond issuance cost payable	-	6,000	-	-	6,000
Short-term bonds	16,500,000	-	-	-	16,500,000
Short-term bank and other loans	40,313,218	-	-	-	40,313,218
Current portion of medium-term notes	5,000,000	-	-	-	5,000,000
Current portion of long-term bank and other loans	5,945,958	-	-	-	5,945,958
Current portion of long-term payables	8,330	-	-	-	8,330
Current portion of bond issuance cost payable	6,000	-	-	-	6,000
Interest payables for borrowings	1,788,809	1,705,063	2,532,764	905,829	6,932,465
Financial liabilities at fair value through profit or loss	12,662	-	-	-	12,662
Financial liabilities included in other current payables and accrued expenses (Note)	6,169,561	-	-	-	6,169,561
Trade and notes payables	7,059,194	-	-	-	7,059,194

	82,803,732	11,760,112	25,103,890	4,996,441	124,664,175

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.1	Financial risk management (Continued)

		(c)	Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2013

Long-term bank and other loans	-	6,299,854	7,631,946	13,042,818	26,974,618
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds	-	4,000,000	13,400,000	-	17,400,000
Short-term bonds	15,000,000	-	-	-	15,000,000
Short-term bank and other loans	47,146,473	-	-	-	47,146,473
Current portion of medium-term notes	2,600,000	-	-	-	2,600,000
Current portion of long-term bank and other loans	8,328,722	-	-	-	8,328,722
Interest payables for borrowings	6,983,738	2,600,611	4,602,716	761,700	14,948,765
Financial liabilities at fair value through profit or loss	1,947	-	-	-	1,947
Financial liabilities included in other current payables and accrued expenses (Note)	7,760,271	-	-	-	7,760,271
Financial liabilities included in other non-current liabilities	-	192,519	520,630	390,472	1,103,621
Trade and notes payables	12,401,650	-	-	-	12,401,650

	100,222,801	13,092,984	28,155,292	14,194,990	155,666,067

Note:	Advances from customers, accrued interest, taxes other than income tax payable, accrued payroll and bonus, staff welfare payables, obligations in relation to early retirement schemes, contribution payable for pension insurance, current portion of long-term payable and current portion of bond issuance cost payable, deferred government grants and subsidies are excluded for the purpose of the above analysis.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments

		(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets

	December 31, 2012

	Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Total

Current

Trade and notes receivables	-	2,615,862	-	2,615,862
Financial assets at fair value through profit or loss	8,983	-	-	8,983
Restricted cash and time deposits	-	1,128,015	-	1,128,015
Cash and cash equivalents	-	9,063,593	-	9,063,593
Financial assets included in other current assets	-	2,721,075	-	2,721,075

Subtotal	8,983	15,528,545	-	15,537,528

Non-current

Available-for-sale financial investments	-	-	64,500	64,500
Financial assets included in other non-current assets	-	200,000	-	200,000

Subtotal	-	200,000	64,500	264,500

Total	8,983	15,728,545	64,500	15,802,028

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(a)	Financial instruments by category (Continued)

Financial liabilities

	December 31, 2012

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current

Financial liabilities at fair value through profit or loss	12,662	-	12,662
Interest bearing loans and borrowings	-	67,915,181	67,915,181
Current portion of long-term payables	-	8,330	8,330
Current portion of bond issuance cost payable	-	6,000	6,000
Interest payables for borrowings	-	548,381	548,381
Financial liabilities included in other payables and accrued expenses	-	6,169,561	6,169,561
Trade and notes payables	-	7,059,194	7,059,194

Subtotal	12,662	81,706,647	81,719,309

Non-current

Bond issuance cost payable	-	6,000	6,000
Interest bearing loans and borrowings	-	36,635,652	36,635,652

Subtotal	-	36,641,652	36,641,652

Total	12,662	118,348,299	118,360,961

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(a)	Financial instruments by category (Continued)

Financial assets

	December 31, 2013

	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total

Current

Trade and notes receivables	-	6,156,605	-	6,156,605
Financial assets at fair value through profit or loss	23	-	-	23
Restricted cash and time deposits	-	1,044,158	-	1,044,158
Cash and cash equivalents	-	11,381,695	-	11,381,695
Financial assets included in other current assets	-	11,670,701	-	11,670,701

Subtotal	23	30,253,159	-	30,253,182

Non-current
Available-for-sale financial investments	-	-	82,112	82,112
Financial assets included in other non-current assets	-	12,335,194	-	12,335,194

Subtotal	-	12,335,194	82,112	12,417,306

Total	23	42,588,353	82,112	42,670,488

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(a)	Financial instruments by category (Continued)

Financial liabilities

	December 31, 2013

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current

Financial liabilities at fair value through profit or loss	1,947	-	1,947
Interest bearing loans and borrowings	-	73,348,346	73,348,346
Interest payables for borrowings	-	726,064	726,064
Financial liabilities included in other payables and accrued expenses	-	7,760,271	7,760,271
Trade and notes payables	-	12,401,650	12,401,650

Subtotal	1,947	94,236,331	94,238,278

Non-current

Financial liabilities included in other non-current liabilities	-	767,157	767,157
Interest bearing loans and borrowings	-	46,294,828	46,294,828

Subtotal	-	47,061,985	47,061,985

Total	1,947	141,298,316	141,300,263

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(b)	Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values

	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013

Financial assets
Financial assets included in other non-current assets	-	12,335,194	-	12,335,194

Financial liabilities
Financial liabilitiesincluded in other non-current liabilities	-	767,157	-	767,157
Long-term interest bearing loans and borrowings	36,635,652	46,294,828	35,803,123	45,728,722

	36,635,652	47,061,985	35,803,123	46,495,879

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(b)	Fair value and fair value hierarchy (Continued)

Fair value (Continued)

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued expenses, short-term and current portion of interest bearing loans and borrowings, interests payable, bond issuance cost payable and current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

The fair value of long-term interest bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at 31 December 2013 was assessed to be insignificant.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments: Assets measured at fair value:

As at December 31, 2012	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	5,593	-	-	5,593
Forward foreign exchange contracts	-	3,390	-	3,390

	5,593	3,390	-	8,983

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	23	-	-	23

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value:

As at December 31, 2012	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	12,662	-	-	12,662

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Ftures contracts	207	-	-	207
European options contracts	-	1,740	-	1,740

	207	1,740	-	1,947

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed:

As at December 31, 2012	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	-	-	-	-

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	-	12,335,194	-	12,335,194

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

	3.2	Financial instruments (Continued)

		(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed:

As at December 31, 2012	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial Liabilities at amortized cost:
Long-term interest bearing loans and borrowings	-	35,803,123	-	35,803,123

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	-	767,157	-	767,157
Long-term interest bearing loans and borrowings	-	45,728,722	-	45,728,722

	-	46,495,879	-	46,495,879

During the year, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both the financial assets and financial liabilities (2012: nil).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

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

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payables, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

During 2012 and 2013, the change in sales price of the Group's primary products has adversely impacted on the profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratios as at December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013

Total borrowings and other liabilities	121,184,673	144,591,256
Less: restricted cash, time deposits and cash and cash equivalents	(10,191,608)	(12,425,853)

Net debts	110,993,065	132,165,403

Total equity	53,771,150	53,702,119
Add: net debts	110,993,065	132,165,403
Less: non-controlling interests	(9,963,387)	(9,344,394)

Total capital attributable to owners of the parent	154,800,828	176,523,128

Gearing ratio	72%	75%

The increase in gearing ratio as at December 31, 2013 mainly resulted from additional bank borrowings and increase in trade and notes payables in order to ensure sufficient operating cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

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

	(b)	Loss of control of a subsidiary in multiple arrangements

A parent might lose control of a subsidiary in multiple arrangements (transactions). However, sometimes circumstances indicate that the multiple arrangements should be accounted for as a single transaction. In determining whether to account for the arrangements as a single transaction, a parent shall consider all the terms and conditions of the arrangements and their economic effects. One or more of the following indicate that the parent should account for the multiple arrangements as a single transaction: (a) they are entered into at the same time or in contemplation of each other; (b) they form a single transaction designed to achieve an overall commercial effect; (c) the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement; (d) one arrangement considered on its own is not economically justified, but it is economically justified when considered together with other arrangements. As disclosed in Note 38(a), the Company lost its control over Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") after its equity interest in Jiaozuo Wanfang was diluted. The Group believed that the above transaction accompanying the disposal of 4.998% equity interest in Jiaozuo Wanfang by the Company in 2010 was accounted for as a single transaction.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group's assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

	(a)	Property, plant and equipment and intangible assets- recoverable amount

In accordance with the Group's accounting policy, each asset or cash- generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs of disposal and value in use.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions (Continued)

	(a)	Property, plant and equipment and intangible assets - recoverable amount (Continued)

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

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

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore in depreciation/amortisation expense in future periods.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions (Continued)

(c) Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the consolidated statements of comprehensive income. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognised as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

In accordance with the Group's accounting policy, the Group's management tests whether inventories suffered any impairment based on estimates of the net realisable value of the inventories. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate their net realisable value. For inventories held for executed sales contracts, the management estimates the net realisable value based on the contracted price; for other inventories, the management estimates realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realisable value at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions (Continued)

(d) Coal reserve estimates and units-of-production amortisation for coal mining rights

Engineering estimates of the Group's coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated coal reserves can be designated as "proved" and "probable". Proved and probable coal reserve estimates are updated on a regular basis and have taken into account recent production and technical information about each mine. In addition, as prices and cost levels change from year to year, the estimate of proved and probable coal reserves also changes.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions (Continued)

	(e)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred income tax provisions in the period in which such determination is made.

Deferred tax assets are recognised for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses can be utilized or other temporary difference could be recovered. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of the Group's deferred tax assets at 31 December 2013 was RMB1,892 million (December 31, 2012: RMB2,261 million). The amount of unrecognized tax losses at 31 December 2013 was RMB16,709 million (December 31, 2012: RMB9,686 million). Further details are contained in Note 12 to the consolidated financial statements.

An entity shall recognise a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

		(a)	the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

		(b)	it is probable that the temporary difference will not reverse in the foreseeable future.

The Group believes the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities was recognized as disclosed in Note 12 to the consolidated financial statements.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact on the Group's results or financial position.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions (Continued)

(f) Goodwill - recoverable amount

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

5.	REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue from continuing operations recognised during the year is as follows:

	2011	2012	2013

Sales of goods (net of value-added tax)	136,461,024	141,675,472	166,795,663
Other revenue	1,744,699	1,761,523	2,635,572

	138,205,723	143,436,995	169,431,235

Other revenue from continuing operations primarily includes revenue from the sales of scrap and other materials, the supply of gas, heat and water and the provision of machinery processing, transportation and packaging and other services.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information

The presidents of the Company (formerly "the Company's Executive Committee") have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication for the Group's manufacturing business, which is identified as separate reportable operating segment. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

However, as disclosed in Notes 2.1 and 6 to the consolidated financial statements, the Group has disposed of its equity interests and assets in the aluminum fabrication segment on June 27, 2013. Accordingly, the aluminum fabrication segment has been classified as a discontinued operation and was excluded from the segment information for the year ended December 31, 2013.

In addition, as disclosed in Note 37(a) to the consolidated financial statements, the Company acquired an aggregate of 70.82% equity interest in Ningxia Energy on January 23, 2013. Ningxia Energy is principally engaged in the research and development, production and operation of energy products. Its activities mainly include coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and construction and operation of coal aluminum integration. After the acquisition of Ningxia Energy, the presidents have identified Ningxia Energy and other energy related operations, formerly included in corporate and other operating segments, as the energy segment in accordance with IFRS 8 Operating Segments. As a result of the above changes in segment structure, the comparative figures of segment information were revised accordingly.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)

The Group's five reportable operating segments are summarised as follows:

		*	The alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

		*	The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, the smelting of alumina to produce primary aluminum which is sold to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

		*	The energy segment, which consists of the research and development, production and operation of energy products, is mainly engaged in coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and the construction and operation of coal aluminum integration. Sales of coals are mainly to the Group's internal and external coal consuming customers, electricity used within the Group and by regional power grid corporations.

		*	The trading segment, which is engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

		*	Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)
	Year ended December 31, 2011

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating activities	Inter- segment elimination	Total

Total revenue	31,127,030	57,979,676	-	109,172,393	332,344	(60,405,720)	138,205,723
Inter-segment revenue	(28,066,182)	(22,477,795)	-	(9,834,751)	(26,992)	60,405,720	-

Sales of self-produced products	35,929,666

Sales of products sourced from external suppliers	63,407,976

Revenue from external customers from continuing operations	3,060,848	35,501,881	-	99,337,642	305,352	-	138,205,723

Segment profit/(loss) from continuing operations	351,903	896,050	(9,673)	670,388	(1,076,485)	278,544	1,110,727

Income tax enpense from continuing operations							(121,175)

Profit for the year from continuing operations							989,552

Other items for continuing operations:
Finance income	19,958	24,849	7,588	32,017	42,619	-	127,031
Finance costs	(720,508)	(1,322,311)	(52)	(119,325)	(881,626)	-	(3,043,822)
Share of profits of joint ventures	-	-	-	-	122,262	-	122,262
Share of profits of associates	-	390,407	-	-	10,299	-	400,706
Amortisation of land use rights and leasehold land	30,979	25,042	-	15	3,565	-	59,601
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	2,449,016	2,554,844	9	3,565	92,131	-	5,099,565
Gain/(loss) on disposal of property, plant and equipment	12,165	2,813	-	(56)	(2,769)	-	12,153
Impairment of property, plant and equipment	247,997	-	-	-	31,753	-	279,750
Provision for impairment of inventories	82,714	116,639	-	40,923	683	-	240,959
(Reversal of)/provision for impairment of receivables, net of bad debts recovered	(41,888)	5	-	-	-	-	(41,883)

Additions to non-current assets during the period from continuing operations
Intangible assets	467,426	65,034	517,266	-	270,532	-	1,320,258
Land use rights	1,397	338,680	-	-	-	-	340,077
Property, plant and equipment	4,302,791	4,135,453	81,708	9,538	27,166	-	8,556,656

Additions to non-current assets during the period from discontinued operation							Discontinued operation
Intangible assets							13,862
Land use rights							106,504
Property, plant and equipment							608,282

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)
	Year ended December 31, 2012

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating activities	Inter- segment eliminations	Total

Total revenue	31,845,900	58,036,325	69,507	117,295,058	332,455	(64,142,250)	143,436,995
Inter-segment revenue	(28,168,871)	(23,515,466)	-	(12,416,127)	(41,786)	64,142,250	-

Sales of self-produced products (Note)	38,184,093

Sales of products sourced from external suppliers	66,694,838

Revenue from external customers from continuing operations	3,677,029	34,520,859	69,507	104,878,931	290,669	-	143,436,995

Segment (loss)/profit from continuing operations	(3,744,947)	(3,084,684)	(45,894)	437,635	(1,524,748)	135,262	(7,827,376)

Income tax benefit from continuing operations							371,092

Loss for the year from continuing operations							(7,456,284)

Other items for continuing operations:
Finance income	27,232	57,796	10,310	95,967	111,041	-	302,346
Finance costs	(898,656)	(1,535,959)	(8,272)	(285,803)	(1,634,280)	-	(4,362,970)
Share of profits of joint ventures	-	-	19,644	-	17,396	-	37,040
Share of profits/(losses) of associates	-	238,698	(106)	-	17,489	-	256,081
Amortisation of land use rights and leasehold land	(40,063)	(26,640)	-	(101)	-	-	(66,804)
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(2,527,909)	(2,033,468)	(1,048)	(4,061)	(112,477)	-	(4,678,963)
Loss on disposal of property, plant and equipment	(231,080)	(222,879)	-	(1,036)	(86)	-	(455,081)
Gain on acquisition of the investment in an associate	-	-	504,773	-	-	-	504,773
Impairment of property, plant and equipment	-	(19,903)	-	-	-	-	(19,903)
Impairment of long term investment	-	(7,778)	-	-	-	-	(7,778)
Change for impairment of inventories	(552,875)	(289,397)	-	(80,259)	(2,023)	-	(924,554)
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	58,582	(120,268)	-	8,437	4,345	-	(48,904)

Note:	The sales of self-produced products include sales of self-produced alumina amounting to RMB10,809.1 million, sales of self-produced primary aluminum amounting RMB21,584.6 million, and sales of self-produced other products amounting to RMB5,790.3 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)

	Year ended December 31, 2012

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating activities	Inter- segment eliminations	Total

Capital expenditure of continuing operations
Intangible assets	54,755	-	16	-	585	-	55,356
Land use rights	1,440	88	-	-	-	-	1,528
Property, plant and equipment	4,187,114	4,604,665	89,955	48,523	180,267	-	9,110,524

Capital expenditure of the discontinued operation							Discontinued operation
Intangible assets							-
Land use rights							-
Property, plant and equipment							458,813

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)

	Year ended December 31, 2013

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating activities	Inter- segment eliminations	Total

Total revenue	33,979,913	49,953,392	5,159,137	137,283,480	788,549	(57,733,236)	169,431,235
Inter-segment revenue	(27,276,190)	(18,068,029)	(261,865)	(11,991,918)	(135,234)	57,733,236	-

Sales of self-produced products (Note)	31,514,827

Sales of products sourced from external suppliers	93,776,735

Revenue from external customers from continuing operations	6,703,723	31,885,363	4,897,272	125,291,562	653,315	-	169,431,235

Segment (loss)/profit from continuing operations	(1,800,990)	(2,791,974)	948,840	547,086	4,167,769	(187,490)	883,241

Income tax expense from continuing operations							(339,551)

Profit for the year from continuing operations							543,690

Other items for continuing operations:
Finance income	28,132	63,594	68,595	142,705	313,550	-	616,576
Finance costs	(1,095,328)	(1,327,873)	(1,066,896)	(286,968)	(2,072,581)	-	(5,849,646)
Share of profits of joint ventures	-	-	126,326	-	22,423	-	148,749
Share of (losses)/profits of associates	(2,129)	70,039	377,312	-	66,647	-	511,869
Amortisation of land use rights and leasehold land	(36,089)	(26,548)	(12,138)	(875)	(1,344)	-	(76,994)
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(2,721,007)	(2,389,610)	(894,086)	(2,560)	(94,188)	-	(6,101,451)
Gain/(loss) on disposal of property, plant and equipment	134,409	75,384	(699)	-	(37)	-	209,057
Gain on disposal of alumina production line	33,247	-	-	-	-	-	33,247
Gain on acquisition of a subsidiary	-	-	651,185	-	-	-	651,185
Gain on disposal of Chalco Iron Ore	-	-	-	-	5,413,244	-	5,413,244
Gain on previously held equity interest remeasured at acquisition-date fair value	-	-	53,953	-	-	-	53,953
Gain on disposal of Jiaozuo Wanfang	-	-	-	-	804,766	-	804,766
Impairment of property, plant and equipment	(68,340)	(284,403)	(118,453)	-	(29,963)	-	(501,159)
Change for impairment of inventories	(44,359)	128,962	(206,725)	42,714	-	-	(79,408)
Provision for impairment of receivables, net of bad debts recovered	(9,611)	(38,705)	(44,211)	(203,997)	(813)	-	(297,337)

Note:

The sales of self-produced products include sales of self-produced alumina amounting to RMB10,695.7 million, sales of self-produced primary aluminum amounting RMB15,218.0 million, and sales of self-produced other products amounting to RMB5,601.1 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)

	Year ended December 31, 2013

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating activities	Inter- segment eliminations	Total

Capital expenditure of continuing operations (Note)
Intangible assets	363,258	1,167	162,741	243	-	-	527,409
Land use rights	-	15,341	3,264	-	-	-	18,605
Property, plant and equipment	3,854,419	3,300,022	1,893,885	46,047	130,599	-	9,224,972

Capital expenditure of the discontinued operation							Discontinued operation
Intangible assets							-
Land use rights							1,212
Property, plant and equipment							134,128

Note:	Excluding the non-current assets acquired through acquisition of subsidiaries during the year.

 ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating activities	Inter- segment eliminations	Total

As at December 31, 2012

Segment assets	73,674,402	56,052,801	2,532,851	14,170,929	20,934,520	(9,198,192)	158,167,311

Unallocated:
Deferred tax assets							2,116,986
Prepaid income tax							295,434
Assets related to discontinued operation							14,437,151

Total assets							175,016,882

Segment liabilities	40,217,727	30,396,514	865,566	11,361,833	37,567,564	(9,863,984)	110,545,220

Unallocated:
Income tax payable							61,059
Liabilities related to discontinued operation							10,639,453

Total liabilities							121,245,732

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating activities	Inter- segment eliminations	Total

As at December 31, 2013

Segment assets	77,360,555	49,814,666	37,391,588	20,938,887	25,893,873	(13,936,613)	197,462,956

Unallocated:
Deferred tax assets							1,793,310
Prepaid income tax							250,788

Total assets							199,507,054

Segment liabilities	44,535,705	26,330,138	23,758,413	17,721,550	45,883,977	(13,638,527)	144,591,256

Unallocated:
Deferred tax liabilities							1,088,150
Income tax payable							125,529

Total liabilities							145,804,935

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

	(b)	Segment information (Continued)

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

	2011	2012	2013

Segment revenue from external customers from continuing operations
- Domestic	135,985,698	140,756,659	163,582,496
- Overseas	2,220,025	2,680,336	5,848,739

	138,205,723	143,436,995	169,431,235

	December 31, 2012	December 31 ,2013

Non-current assets (excluding available-for-sale financial investments, entrusted loans, deferred tax assets and other financial assets)
- Domestic	111,725,252	111,714,648
- Overseas	11,894,128	10,510,369

	123,619,380	122,225,017

For the year ended December 31, 2013, revenues from continuing operations of approximately RMB30,255 million (2011 from continuing operations: RMB32,043 million, 2012 from continuing operations: RMB22,541 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminium and trading segments. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended December 31, 2013(2011 and 2012: none).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS

On June 9, 2013, the Company entered into an equity interest transfer agreement ("Aluminum Fabrication Interests Transfer Agreement") with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in (a) six subsidiaries: (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd.() ("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd.(); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Co., Ltd.(); (4) 56.86% equity interest in Huaxi Aluminum Co., Ltd.(); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd.(); and (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd.() ("Qingdao Light Metal") (collectively known as "Aluminum Fabrication Subsidiaries"), (b) a joint venture: 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. () ("Chalco Sapa"); and (c) an associate: 40% equity interest in Guizhou Chalco Aluminum Co., Ltd. () ("Guizhou Chalco"). In addition, the Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013, pursuant to which the Company transferred the net assets in Northwest Aluminum Fabrication Branch of the Company () ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant. The above transactions were completed on June 27, 2013.

The Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch form the Aluminum Fabrication Segment of the Group. Pursuant to the Aluminum Fabrication Interests Transfer Agreement and the Aluminum Fabrication Assets Transfer Agreement, the consideration thereof was determined with reference to independent valuation undertaken by professional valuers recognised in the PRC of the net asset of the respective entities/branch as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date.

As an adherent condition to the disposal of certain of the Aluminum Fabrication Subsidiaries, as at December 31, 2012, the Company's entrusted loans to Henan Aluminum and Qingdao Light Metal were transferred to Chinalco with a nominal principal amount up to RMB3 billion ("Transferred Loan to Chinalco"), and the appraisal value of such loans was taken as the basis for the consideration.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS (CONTINUED)

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch, the aggregate consideration for the disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco was finalised at RMB6,314.5 million. The disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco shall be considered in their totality.

The disposal of the Aluminum Fabrication Segment can optimise the asset structure, lower the debt to asset ratio, improve the debt portfolio of the Group, increase the operating cash flows of the Group and strengthen the re-financing ability of the Group, which is beneficial for the Group to focus on the development of quality resources and develop its business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain.

Since the Aluminum Fabrication Segment was a component of the Group's business, representing a separate major line of business with separately identifiable operations and cash flows, it is classified as a discontinued operation. Accordingly, the results of the Aluminum Fabrication Segment were separately reported as a "discontinued operation" in the consolidated statement of comprehensive income for the year ended December 31, 2013. The comparative figures for the consolidated statements of comprehensive income and related notes have been revised to reflect the reclassification between continuing operations and the discontinued operation accordingly. In addition, the gain recognised on the disposal of the Aluminum Fabrication Segment was also included in the results of the discontinued operation.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS (CONTINUED)

The details of the net assets of the discontinued operation as at June 27, 2013 are as follows:

	Notes	June 27, 2013

Net assets disposed of:
Cash and cash equivalents		345,351
Trade and notes receivables		1,563,462
Inventories		2,254,990
Other current assets		1,427,870
Deferred tax assets	12	105,716
Property, plant and equipment	8	9,354,169
Land use rights	9(b)	267,104
Intangible assets	7	11,210
Investment in an associate	10(b)	202,210
Other non-current assets		39,472
Trade and notes payables		(2,016,152)
Income tax payable		(583)
Other payables and accrued expenses		(598,000)
Interest bearing loans and borrowings		(9,808,339)
Other non-current liabilities		(55,435)

Net assets		3,093,045

Non-controlling interests		(324,539)

Net assets disposed of		2,768,506

Transferred Loan to Chinalco		2,925,500

Total net assets disposed of		5,694,006
Gain on disposal of the discontinued operation and the Transferred Loan to Chinalco		620,494

Consideration		6,314,500

		2013

Satisfied by:
Cash received in 2013		1,391,327
Receivable from Chinalco and its subsidiaries as at December 31, 2013		4,923,173

Consideration		6,314,500

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the discontinued operation is as follows:

2013

Cash consideration received in 2013	1,391,327
Less: cash and cash equivalents disposed of	(345,351)

Net cash inflows from the disposal of the discontinued operation	1,045,976

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS (CONTINUED)

The results of the discontinued operation are presented below:
	2011	2012	2013*

Revenue	11,589,899	9,473,099	5,527,808
Less: elimination**	(3,921,189)	(3,431,273)	(1,654,896)

	7,668,710	6,041,826	3,872,912

Expenses	(11,517,516)	(10,197,796)	(5,684,116)
Less: elimination**	3,930,863	3,431,273	1,654,896

	(7,586,653)	(6,766,523)	(4,029,220)

Operating income/(loss)	82,057	(724,697)	(156,308)
Finance costs, net	(376,783)	(538,756)	(259,187)
Share of profits/(losses) of associates	1,995	(1,233)	877

Loss before tax from the discontinued operation	(292,731)	(1,264,686)	(414,618)

Income tax (expense)/benefit	(6,317)	77,387	1,268

Loss for the year from the discontinued operation	(299,048)	(1,187,299)	(413,350)

Gain on disposal of the discontinued operation	-	-	620,494

(Loss)/profit for the year from the discontinued operation	(299,048)	(1,187,299)	207,144

The net cash flows incurred by the discontinued operation, excluding the cash consideration received from disposal of the discontinued operation, are as follows:

	2011	2012	2013*

Operating activities	1,100,584	589,761	(10,253)
Investing activities	(710,540)	(499,849)	(134,499)
Financing activities	(61,577)	(262,129)	117,868
Net foreign exchange differences	(74)	(243)	124

Net cash inflows/(outflows)	328,393	(172,460)	(26,760)

*	These numbers represent the activities prior to the disposal on June 27, 2013.

**	Since the transactions between the discontinued operation and the continuing operations are expected to continue after the disposal of discontinued operation, the transactions between the two operations were eliminated in the results of the discontinued operation.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS (CONTINUED)
	2011	2012	2013

Basic and diluted (loss)/earnings per share from the discontinued operation (in RMB per share)	(0.02)	(0.08)	0.02

The calculations of basic and diluted earnings or loss per share from the discontinued operation are based on:

	2011	2012	2013

(Loss)/profit attributable to owners of the parent from the discontinued operation (in RMB)	(291,239,000)	(1,070,393,000)	235,913,000

Weighted average number of ordinary shares in issue during the year used in the basic and diluted earnings or loss or earning per share calculations (Note 33)	13,524,487,892	13,524,487,892	13,524,487,892

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2012
Opening net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770
Additions	-	50,405	194	4,757	55,356
Transfer from non-current assets	-	150,811	-	-	150,811
Amortisation	-	(67,601)	-	(26,055)	(93,656)
Reclassification	-	129,029	(129,029)	-	-
Currency translation differences	-	-	(1,263)	-	(1,263)

Closing net book amount	2,362,735	830,650	951,329	115,304	4,260,018

As at December 31, 2012
Cost	2,362,735	1,152,833	951,329	246,204	4,713,101
Accumulated amortisation	-	(322,183)	-	(130,900)	(453,083)

Net book amount	2,362,735	830,650	951,329	115,304	4,260,018

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS (CONTINUED)

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2013
Opening net book amount	2,362,735	830,650	951,329	115,304	4,260,018
Additions	-	91,177	371,174	65,058	527,409
Transfer from property, plant and equipment (Note 8)	-	22,487	-	10,252	32,739
Acquisition of subsidiaries (Note 37)	14,254	6,233,253	-	122,028	6,369,535
Disposals	-	(3,995)	-	(1,190)	(5,185)
Disposals of the discontinued operation (Note 6)	-	-	-	(11,210)	(11,210)
Deemed disposal of Jiaozuo Wanfang (Note 38(a))	(31,790)	-	-	(3,384)	(35,174)
Amortisation	-	(246,369)	-	(31,371)	(277,740)
Impairment loss	-	-	-	(7)	(7)
Currency translation differences	(246)	(2,402)	(5,340)	-	(7,988)

Closing net book amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

As at December 31, 2013
Cost	2,344,953	7,487,374	1,317,163	420,097	11,569,587
Accumulated amortisation	-	(562,573)	-	(154,617)	(717,190)

Net book amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

For the year ended December 31, 2011, 2012 and 2013, the amortisation expenses of intangible assets recognised in profit or loss from continuing operations were analysed as follows:

	2011	2012	2013

Cost of sales	65,189	67,634	246,369
General and administrative expenses(Note 27(b))	10,784	23,671	30,372

	75,973	91,305	276,741

As at December 31, 2013, the Group has pledged intangible assets at a net book value amounting to RMB799 million (December 31, 2012: nil) for bank and other borrowings as set out in Note 25 to the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS (CONTINUED)

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's CGUs and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	December 31, 2012		December 31, 2013

	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima("PTNP")	-	-	14,008	-
Jiaozuo Wanfang Power Co., Ltd. ("Wanfang Power")(Note)	-	31,790	-	-

	189,419	2,173,316	203,427	2,141,526

Note:

As disclosed in Note 2.4(c)(iii), in April 2013, Jiaozuo Wanfang, a former subsidiary of the Company, issued an additional 169,266,914 A shares through private offering to independent third parties. Accordingly, the Company's equity interest in Jiaozuo Wanfang was decreased from 24.002% to 17.750%. The Company lost its control over Jiaozuo Wanfang after the dilution of its equity interest in Jiaozuo Wanfang on April 19, 2013.

Goodwill of RMB31.8 million was recognised in 2008 when Jiaozuo Wanfang acquired Wanfang Power and accounted for it as a subsidiary since then. The Company deconsolidated Wanfang Power since the Company lost its control over Jiaozuo Wanfang on April 19, 2013. Therefore, the goodwill generated from the acquisition of Wanfang Power was not included in the consolidated financial statements since April 19, 2013.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS (CONTINUED)

Impairment tests for goodwill (Continued)

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2012: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at December 31, 2013 (December 31, 2012: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 8.50% and 10.28%, respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 7.55% and 2.44%, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction- in-progress	Total

Year ended December 31, 2012
Opening net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373
Currency translation differences	74	-	(136)	(304)	(7,851)	(8,217)
Transfers/reclassifications	3,588,109	6,840,370	323,787	16,714	(10,768,980)	-
Transfer to land use rights and leasehold land	(45,025)	-	-	-	(227,587)	(272,612)
Additions	8,202	156,531	16,190	5,545	9,382,869	9,569,337
Disposals	(156,459)	(475,108)	(21,262)	(2,100)	-	(654,929)
Depreciation	(1,205,811)	(4,649,853)	(240,096)	(45,198)	-	(6,140,958)
Impairment loss	(1,365)	(16,304)	(201)	(100)	(1,933)	(19,903)

Closing net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091

As at December 31, 2012
Cost	40,422,683	94,610,756	3,474,875	548,633	15,220,878	154,277,825
Accumulated depreciation and impairment	(12,093,156)	(42,763,454)	(2,104,812)	(419,941)	(648,371)	(58,029,734)

Net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction- in-progress	Total

Year ended December 31, 2013
Opening net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091
Currency translation differences	2,730	78	69	32	-	2,909
Transfers/reclassifications	2,340,721	9,119,164	64,889	31,392	(11,556,166)	-
Transfer to intangible assets (Note 7)	-	-	-	-	(32,739)	(32,739)
Transfer to land use rights and leasehold land ( Note 9(b))	-	-	-	-	(13,941)	(13,941)
Additions	41,447	128,951	7,463	11,864	9,169,375	9,359,100
Acquisition of a subsidiary (Note 37)	1,797,899	12,603,180	93,908	44,489	5,538,432	20,077,908
Disposals	(59,819)	(275,671)	(29,068)	(493)	(153,094)	(518,145)
Disposal of the discontinued operation (Note 6)	(1,816,953)	(5,754,334)	(33,671)	(22,276)	(1,726,935)	(9,354,169)
Deemed disposal of Jiaozuo Wanfang (Note 38(a))	(855,319)	(2,821,228)	(10,860)	(2,305)	(21,494)	(3,711,206)
Disposal of Alumina Production Line of Guizhou Branch of the Company (Note 38(b))	(1,249,592)	(2,531,255)	(42,595)	(4,695)	(165,758)	(3,993,895)
Disposal of Chalco Iron Ore (Note 38(c))	-	-	-	(131)	-	(131)
Depreciation	(1,233,213)	(5,439,461)	(244,800)	(39,177)	-	(6,956,651)
Impairment loss	(36,479)	(314,474)	(548)	(13)	(149,645)	(501,159)

Closing net book amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

As at December 31, 2013
Cost	38,944,699	97,242,671	3,231,939	509,590	16,159,334	156,088,233
Accumulated depreciation and impairment	(11,683,750)	(40,680,419)	(2,057,089)	(362,211)	(698,792)	(55,482,261)

Net book amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013, depreciation expenses recognised in profit or loss from continuing operations are analysed as follows:

	2011	2012	2013

Cost of sales (Note 26)	4,858,872	4,406,628	5,632,223
General and administrative expenses(Note 27(b))	145,634	150,635	159,030
Selling and distribution expenses (Note 27 (a))	19,086	30,395	33,457

	5,023,592	4,587,658	5,824,710

As at December 31, 2013, the Group was in the process of applying for the ownership certificates of buildings with a net book value of RMB5,698 million (December 31, 2012: RMB6,890 million).

As at December 31, 2013, buildings with a net book value of RMB4.6 million (December 31, 2012: RMB5 million) are situated in Hong Kong.

For the year ended December 31, 2013, interest expenses from continuing operations of RMB635 million (2011 from continuing operations: RMB567 million; 2012 from continuing operations: RMB530 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate of 4.05% to 6.25% (2011: 4.16% to 6.02%; 2012: 5.05% to 6.87% (Note 29)) and were included in "additions" to property, plant and equipment.

As at December 31, 2013, the Group has pledged property, plant and equipment at a net book value amounting to RMB7,292 million (December 31, 2012: RMB2,243 million) for bank and other borrowings as set out in Note 25 to the consolidated financial statements.

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.19% (2012: 10.19%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Impairment test for property, plant and equipment (Continued)

In 2013, an impairment loss of RMB135 million was provided for certain equipment with the recoverable amount of RMB1,785 million of Zunyi Aluminum Co., Ltd., a subsidiary of the Group. The recoverable amount is determined based on the value-in-use of these property, plant and equipment which was determined by the impairment testing result using the technique in the above paragraph.

In 2013, impairment losses of RMB216 million were provided for certain idle property, plant and equipment of the Group which have no resell value. The impairment losses were provided to write off the carrying amount of the idle property, plant and equipment.

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 3.38% and 4.54% decrease or increase in the estimated recoverable amount of property, plant and equipment respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 1.23% and 1.19% increase or decrease in the recoverable amount of property, plant and equipment respectively.

Where it is considered more likely than not that an individual CGU will be disposed of within the near-term rather than continue to be held and operated by the Group, the recoverable amount to be completed is based on the estimated net disposal value of the CGU less costs of disposal rather than by reference to its value-in-use.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

	December 31, 2012	December 31, 2013

Finance leases (a):
In Hong Kong, held on:
Leases between 10 to 50 years	97,261	91,534

Operating leases (b):
In the mainland of the PRC, held on:
Leases less than 10 years	27,017	4,041
Leases between 10 to 50 years	2,463,185	2,587,633
Leases over 50 years	6,745	60,758

	2,594,208	2,743,966

(a)	Finance leases

	2012	2013

As at January 1,
Cost	91,677	109,845
Accumulated amortisation	(9,986)	(12,584)

Net book amount	81,691	97,261

Year ended December 31,
Opening net book amount	81,691	97,261
Reclassification from property, plant and equipment(Note 8)	18,273	-
Currency translation differences	(32)	(3,107)
Amortisation	(2,671)	(2,620)

Closing net book amount	97,261	91,534

As at December 31,
Cost	109,845	108,498
Accumulated amortisation	(12,584)	(16,964)

Net book amount	97,261	91,534

As at December 31, 2013, finance leases represented leasehold land situated in Hong Kong held under leases of 33 years (December 31, 2012: 34 years).

For the years ended December 31, 2011, 2012 and 2013, the amortisation expense of leasehold land was recognised in "general and administrative expenses" in profit or loss from continuing operations.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	LAND USE RIGHTS AND LEASEHOLD LAND (CONTINUED)

	(b)	Operating leases prepayments

	2012	2013

As at January 1,	2,476,621	2,496,947
Additions	1,528	19,817
Acquisition of a subsidiary (Note 37(a))	-	613,738
Reclassification from property, plant and equipment (Note 8)	254,339	13,941
Transfer to held-for-sale assets (Note 14)	(129,964)	-
Transfer to non-current assets	(27,946)	-
Disposals	(5,750)	(99,088)
Disposal of the discontinued operation (Note 6)	-	(267,104)
Deemed disposal of Jiaozuo Wanfang (Note 38(a))	-	(48,220)
Amortisation	(71,881)	(77,599)

As at December 31,	2,496,947	2,652,432

As at December 31, 2013, the Group was in the process of applying for the certificates of land use rights with carrying amount of RMB359 million (December 31, 2012: RMB416 million).

For the year ended December 31, 2013, the amortisation expense of land use right and leasehold land were recognised in "general and administrative expenses" in profit or loss from continuing operations amounting to RMB77.0 million (2011: RMB59.6 million, 2012:RMB66.8 million), and profit or loss from the discontinued operation amounting to RMB3.2 million (2011: RMB5.6 million, 2012:RMB7.7 million), respectively.

As at December 31, 2013, the Group has pledged land use right at a net book value amounting to RMB46.7 million (December 31, 2012: RMB69.5 million) for bank and other borrowings as set out in Note 25 to the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

	(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:
	2012	2013

As at January 1	1,457,229	1,936,950
Addition through acquisition of a subsidiary (Note (iv))	-	217,172
Capital injections (Note)	509,152	180,800
Disposal of an investment in a joint venture (Note (ii))	-	(127,220)
Derecognised an investment in a joint venture of Jiaozuo Wanfang (Note (iii))	-	(4,500)
Share of profits for the year from:
Continuing operations	37,040	148,749
Discontinued operation	-	-
Cash dividends declared	(66,471)	-
Share of change in reserves	-	3,917
Other changes	-	(41,027)

As at December 31	1,936,950	2,314,841

Notes:	During the year ended December 31, 2013 and 2012, the capital injections/acquisitions in the joint ventures of the Group amounting to RMB181 million and RMB172 million, respectively, were paid in cash.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(a)	Investments in joint ventures (Continued)

As at December 31, 2012 and 2013, particulars of the joint ventures of the Group, all of which are unlisted, are as follows:

Name	Place of establishment and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Effective equity interest held

					2012	2013

Shanxi Jinxin Aluminum Co., Ltd. ("Jinxin Aluminum") () (Note (i))	Mainland of China	Limited liability company	20,000	Manufacture and distribution of primary aluminum	50%	50%

Guangxi Huayin Aluminum Co. Ltd. ("Guangxi Huayin") ()	Mainland of China	Limited liability company	2,441,987	Manufacture and distribution of alumina	33%	33%

Shanxi Jiexiu Xinyugou Coal Co., Ltd. ("Xinyugou Coal") ()	Mainland of China	Limited liability company	200,000	Coal production	34%	34%

Chalco Sapa (Note(ii))	Mainland of China	Limited liability company	Registered capital 280,000 Paid-in-capital 226,032	Manufacture and distribution of aluminum fabricated products	50%	-

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(a)	Investments in joint ventures (Continued)

As at December 31, 2012 and 2013, particulars of the joint ventures of the Group, all of which are unlisted, are as follows: (Continued)

Name	Place of establishment and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Effective equity interest held

					2012	2013

Jiaozuo Wanfang Water Company ( "Wanfang Water") () (Note(iii))	Mainland of China	Limited liability company	9,000	Sewage disposal and recycling	12%	-

Shanxi Chengcheng Dongdong Coal Co., Ltd. ("Dongdong Coal") ()	Mainland of China	Limited liability company	95,000	Coal production	45%	45%

Datong Coal Group Huasheng Wanjie Coal Co.,Ltd. ("Huasheng Wanjie") ( )	Mainland of China	Limited liability company	10,000	Coal production	49%	49%

Henan Chalco Lichuang Mining Co.,Ltd. ("Chalco Lichuang") ()	Mainland of China	Limited liability company	10,000	Sales of bauxite	49%	49%

Ningxia Zhong Ning Power Co., Ltd. ("Ningxia Zhong Ning") () (Note(iv))	Mainland of China	Limited liability company	285,600	Thermal power generation	-	35.41%

Ningxia Da Tang International Dam Power Co., Ltd. ("Da Tang Power") () (Note(iv))	Mainland of China	Limited liability company	489,691	Thermal power generation	-	35.41%

Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. ("Shen Zhou Power") () (Note(iv))	Mainland of China	Limited liability company	46,000	Wind power generation	-	35.41%

Chalco Liupanshui Hengtaihe Mining Co., Ltd. ("Hengtaihe Mining") () (Note(v))	Mainland of China	Limited liability company	420,000	Coal production	49%	49%

The English names of joint ventures represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(a)	Investments in joint ventures (Continued)

Notes:

		(i)	As at December 31, 2013, the Group's investment in Jinxin Aluminum has been fully written down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

		(ii)	As disclosed in Note 6, the Company and Chinalco entered into the Aluminum Fabrication Interests Transfer Agreement on June 9, 2013, pursuant to which the Company transferred its 50% equity interest in Chalco Sapa (the Company's joint venture) with a carrying amount of RMB127.22 million to Chinalco at consideration of RMB127.22 million in aggregate. Upon completion of the above transactions on June 27, 2013, the investment in Chalco Sapa was derecognised accordingly.

		(iii)	The investment in a joint venture of Wanfang Water with a carrying value of RMB4.5 million as at April 19, 2013 was derecognised by the Company as a result of the Deemed Disposal of Jiaozuo Wanfang as disclosed in Note2.4(c) (iii) and 38(a).

(iv)

As disclosed in Note 37(a), Ningxia Energy became the subsidiary of the Company on January 23, 2013. Therefore, the joint ventures of Ningxia Energy, including Ningxia Zhong Ning, Da Tang Power and Shen Zhou Power became the joint ventures of the Group accordingly.

In July 2013, the Company, through a 70.82% subsidiary, Ningxia Energy, injected cash amounting to RMB50 million into Da Tang power and held a 35.41% equity interest in Da Tang power.

		(v)	In October 2013, the Company, through a wholly-owned subsidiary, Guizhou Mining Co., Ltd. (), injected cash amounting to RMB130.8 million into Hengtaihe Mining and held a 49% equity interest in Hengtaihe Mining.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(a)	Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2012	2013

Share of the joint ventures' profit for the year	37,040	148,749
Share of the joint ventures' post-tax loss from the discontinued operation	-	-
Share of the joint ventures' other comprehensive income	-	-
Share of the joint ventures' total comprehensive income	37,040	148,749
Aggregate carrying amount of the Group's investments in the joint ventures	1,936,950	2,314,841

As at December 31, 2013, the proportionate interests of the Group in joint ventures' capital commitments amounted to RMB253 million (December 31, 2012: RMB335 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(b)	Investments in associates

Movements in investments in associates are as follows:

	2012	2013

As at January 1	2,492,586	17,211,965
Capital injection/acquisitions (Note I)	14,734,767	1,203,570
Addition through acquisition of a subsidiary (Note (viii))	-	963,605
Transferred as a subsidiary through business combination (Note (vi))	-	(2,547,579)
Disposal of investments in associates (Note (iii))	-	(340,955)
Deemed disposal of Jiaozuo Wanfang (Note 2.4(c)(iii))	-	1,157,129
Derecognised investments in two associates of Jiaozuo Wanfang (Note(ii))	-	(1,469,145)
Derecognised investments in an associate of Chalco Iron Ore (Note(iv))	-	(11,727,062)
Loss of control of a subsidiary (Note (viii))	-	15,870
Share of profit/(loss) for the year from: (Note II)
Continuing operations	256,081	511,869
Discontinued operation	(1,233)	877
Cash dividends declared	(236,152)	(38,388)
Exchange difference	(44,617)	(374,941)
Share of change in reserves	10,533	21,003

As at December 31	17,211,965	4,587,818

Notes:

I)

During the years ended December 31, 2013 and 2012, the capital injections/acquisitions in the associates of the Group amounting to RMB844 million and RMB13,407 million, respectively, were paid in cash.

As further disclosed in Note37(a), the Company entered into, in December 2012, the Equity Transfer Agreement with Huadian Power International Co., Ltd. () ("Huadian Power") to acquire the latter's 23.66% equity interest in Ningxia Energy at a total cash consideration of RMB1,362 million which was recorded as investments in associates as at December 31,2012. By December 31, 2012, the Company has paid RMB545 million to Huadian Power. In early January 2013, the Company paid the remaining cash consideration amounting to RMB817 million to Huadian Power.

II)	As disclosed in Note 2.1 Discontinued Operation, the comparative figures for the share of profits and losses were revised to reflect the reclassification between the continuing operations and the discontinued operation.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(b)	Investments in associates (Continued)

As at December 31,2013, particulars of the associates of the Group, all of which are unlisted, are as follows: (Continued)

Name	Place of establishment and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Effective equity interest held

					2012	2013

ABC-CA Fund Management Co., Ltd. ("ABC Fund") () (Note (i))	Mainland of China	Limited liability company	200,000	Investments	15%	15%

Jiaozuo Wanfang (Note 2.4(c)(iii))	Mainland of China	Limited liability company	1,168,997	Aluminum smelting, manufacture and distribution of nonferrous metals	24.002%	17.75%

Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. ("Zhaogu Coal") ( ) (Note (ii))	Mainland of China	Limited liability company	800,000	Coal production	7.2%	-

Jiaozuo Wanfang Industry Co., Ltd. ("WanfangIndustry") () (Note (ii))	Mainland of China	Limited liability company	10,000	Sales of construction materials and other goods	7.2%	-

Duofuduo(Fushun) Technology Development Co., Ltd. ("Duofuduo") ( )	Mainland of China	Limited liability company	126,660	Manufacture and distribution of fluoride products	45%	45%

Henan Zhongfu Special Aluminum Co., Ltd. ("Henan Zhongfu") () (Note (iii))	Mainland of China	Limited liability company	769,000	Manufacture and distribution of aluminumfabricated products	23.41%	-

Qinghai Province Energy Development (Group) Co., Ltd. ("Qinghai Energy") ( )	Mainland of China	Limited liability company	Registered Capital 3,555,000 Paid-in-capital 2,725,000	Coal production	21%	21%

Guizhou Chalco Aluminum Co., Ltd. ("GuizhouChalco") () (Note(iii))	Mainland of China	Limited liability company	Registered Capital 320,000 Paid-in-capital 200,000	Manufacture and distribution of aluminum fabricated products	40%	-

Simfer Jersey Limited(Note(iv))	Jersey Island	Limited liability company	USD2,977,713,646	Iron ore development in Guinea, West Africa	30.55%	-

Huozhou Coal Electricity Group Xingshengyuan Coal Co., Ltd. ( ) ("Xingshengyuan Coal")(Note(v))	Mainland of China	Limited liability company	50,000	Coal production	21.95%	21.95%

Shanxi Huatuo Alumina Co., Ltd. ("Huatuo Alumina") ()	Mainland of China	Limited liability company	30,000	Manufacture of aluminum fabricated products	10.6%	10.6%

Ningxia Engergy(Note(vi))	Mainland of China	Limited liability company	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing	35.54%	70.82%

Chalco Jinpingguo Foshan Investment Co., Ltd. () ("Jinpingguo Investment") (Note(vii))	Mainland of China	Limited liability company	20,000	Sales of non-ferrous products and gold products, and investments	-	40%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(b)	Investments in associates (Continued)

As at December 31,2013, particulars of the associates of the Group, all of which are unlisted, are as follows (Continued):

Name	Place of establishment and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Effective equity interest held

					2012	2013

Hua Neng Ningxia Energy Co., Ltd. () ("Hua Neng Engergy") (Note(viii))	Mainland of China	Limited liability company	1,000,000	Electricity generation	-	28.33%

Hua Dian Ningxia Ling Wu Power Co., Ltd. () ("Ling Wu Power") (Note (viii))	Mainland of China	Limited liability company	1,300,000	Thermal power generation	-	24.79%

Ningxia Jing Neng Ning Dong Power Co., Ltd. () ("Ning Dong Power") (Note(viii))	Mainland of China	Limited liability company	900,000	Thermal power generation	-	24.79%

Shiqiao Accelerator Yinchuan Co.,Ltd" ( ("Shiqiao") (Note(viii))	Mainland of China	Limited liability company	40,000	Research and sales of accelerator	-	9.3%

Guizhou Yuneng Mining Co., Ltd. ("Yuneng Mining") () (Note(ix)	Mainland of China	Limited liability company	209,721	Coal production	25%	25%

Huozhou Electricity Group Xuehugou Coal Co., Ltd. ( ) ("Xuehugou Coal") (Note(x))	Mainland of China	Limited liability company	140,000	Coal production	-	49%

Except for Simfer Jersey Limited, the English names of the associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC Fund through its appointment of a director into the board of directors of ABC Fund.

(ii)	The investments in two associates of Jiaozuo Wanfang, including Zhaogu Coal and Wanfang Industry with a carrying value of RMB1,469 million in aggregate as at April 19, 2013, were derecognised by the Company as a result of the Deemed Disposal of Jiaozuo Wanfang as disclosed in Note 2.4(c) (iii) and Note 38(a).

(iii)

As disclosed in Note 6, the Company and Chinalco entered into the Aluminum Fabrication Interests Transfer Agreement on June 9, 2013, pursuant to which the Company transferred its 40% equity interests in Guizhou Chalco with a carrying amount of RMB138.75 million, to Chinalco, at a consideration of RMB137.26 million. Upon completion of these transactions on June 27, 2013, the investment in Guizhou Chalco was derecognised accordingly. The loss on disposal of investment in Guizhou Chalco was RMB1.49 million.

In addition, the Company, through a 90.03% owned subsidiary, Henan Aluminum, held a 23.41% equity interests in Henan Zhongfu. As disclosed in Note 6 to the financial statements, the Company transferred its 90.03% equity interest in Henan Aluminum to Chinalco on June 27, 2013, and derecognised the investment in Henan Zhongfu with a carrying amount of RMB202.2 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(b)	Investments in associates (Continued)

(iv)

The Company, through a 65% owned subsidiary, Chalco Iron Ore, held a 30.55% equity interest in Simfer Jersey Limited. In 2013, the Company, through Chalco Iron Ore, made additional capital injection to Simfer Jersey Limited of USD82 million (equivalent of RMB507 million) in cash in proportion to its 30.55% equity interest in Simfer Jersey Limited.

As disclosed in Note 38(c) to the consolidated financial statements, the Company and Chalco Hong Kong Ltd. transferred its 65% equity interest in Chalco Iron Ore on December 26, 2013, and derecognised the investment with a carrying amount of USD1,918 million (equivalent of RMB11,727 million) in Simfer Jersey Limited accordingly.

		(v)	The Company, through a 51% owned subsidiary, Shanxi Huasheng Aluminum Co., Ltd. (), held a 43.03% equity interest in Xingshengyuan Coal, which was acquired from a third party (the "seller") at a consideration of RMB380 million. The Group paid the prepayment of RMB342 million in 2012. Upon fulfilling the investment conditions as agreed with the seller, the Group transferred the prepayment of RMB342 million and recognised the remaining payable of RMB38 million, totalling RMB380 million, as investment cost of an associate in May 2013. In 2013, the Group paid the purchase consideration of RMB20 million in cash. As at December 31, 2013, the Group has not yet settled the remaining consideration of RMB18 million. In addition, according to the investment agreement entered into between the Group and the seller, the Group is required to pay an amount of RMB10 million in addition to the aforementioned purchase consideration of RMB380 million if Xingshengyuan Coal can expand the development of coal mine as agreed in the coming future.

		(vi)	As disclosed in Note 37(a), the Company had a 70.82% equity interest in Ningxia Energy and obtained control over Ningxia Energy on January 23, 2013. Since then, Ningxia Energy was accounted for as a subsidiary of the Group. Prior to obtaining the control over Ningxia Energy, the Group accounted for it as an associate.

		(vii)	In February 2013, the Company, through a wholly-owned subsidiary Chalco International Trading, set up Jinpingguo Investment with two independent third parties, Pingguo Asia Aluminum Co., Ltd. () and Guangxi Jinpingguo Aluminum Co., Ltd. (). As at December 31, 2013, Chalco International Trading has made a capital injection of RMB8 million in cash and held a 40% equity interest in Jinpingguo Investment.

(viii)

As disclosed in Note 37(a), Ningxia Energy became the subsidiary of the Company on January 23, 2013. Therefore, the associates of Ningxia Energy, including Hua Neng Energy, Ling Wu Power and Ning Dong Power became the associates of the Group accordingly.

In April 2013, the Company, through a 70.82% owned subsidiary, Ningxia Energy, made additional capital injection to Ling Wu Power of RMB240 million in cash in proportion to its 24.79% equity interest in Ling Wu Power.

Shiqiao became a subsidiary of the Company on January 23, 2013 due to the acquisition of Ningxia Energy as disclosed in Note 37(a). In November 2013, the change in the shareholder and board structure resulted the Company's loss of control in Shiqiao. However, the Group still had significant influence over Shiqiao, and therefore Shiqiao became an associate of the Company since November 2013 and ceased to be consolidated in the Group's financial statements since then.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

	(b)	Investments in associates (Continued)

		(ix)	As disclosed in Note 25, the investment in Yuneng Mining of RMB473 million was pledged to obtain a long-term bank loan.

		(x)	In February 2013, the Company, through a wholly-owned subsidiary, Shanxi Huayu Energy Co., Ltd. (), and Huozhou Coal Electricity Group Co., Ltd. (), jointly established Xuehugou Coal. As at December 31, 2013, the Group has injected cash amounting to RMB68.6 million as capital contribution and held 49% equity interest in Xuehugou Coal.

Pursuant to Rule S-X 210.4-08(g) of the Securities and Exchange Commission (United States), the following table reflects the summarised financial information for Ling Wu Power, on a 100% basis, as at and for the peiod ended December 31, 2013:

2013*

Current assets	1,580,666
Non-current assets	10,150,919
Current liabilities	1,844,524
Non-current liabilities	6,561,641

Non-controlling interests	-

Revenue	4,607,886
Gross profit	1,483,638
Profit before income tax	811,031
Profit for the period	822,116

*	As further described in Note 37(a), Ningxia Energy became a subsidiary of the Company on January 23, 2013. Ling Wu Power, an associate of Ningxia Energy, became an associate of the Group upon the completion of its acquisition of Ningxia Energy on January 23, 2013 accordingly. The above summarised financial information represents the operating performance and financial position of Ling Wu Power since its becoming an associate of the Group. As Ling Wu Power is a newly acquired associate, no comparative financial information was disclosed.

The following table illustrates the aggregate financial information of Ling Wu Power, and the Group's remaining associates that are not individually material:

	2012	2013

Share of the associates' profit for the year	254,848	512,746
Share of the associates' post-tax (loss)/profit from the discontinued operation	(1,233)	877
Share of the associates' other comprehensive income	-	-
Share of the associates' total comprehensive income	254,848	512,746
Aggregate carrying amount of the Group's investments in the associates	17,211,965	4,587,818

As at December 31, 2013, the proportionate interests of the Group in the associates' capital commitments amounted to RMB39 million (2012: RMB1,388 million).

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

11.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	2012	2013

As at January 1	44,878	64,500
Addition (Note(i))	27,400	33,252
Disposal	-	(15,640)
Impairment (Note(ii))	(7,778)	-

As at December 31	64,500	82,112

As at December 31, 2013, all (December 31, 2012:all) available-for-sale financial investments are unlisted securities in the PRC, which are denominated in RMB (December 31, 2012: all in RMB). The directors of the Company are of the opinion that as these available-for-sale financial investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, therefore, the available-for-sale financial instruments are stated as cost.

Notes:

(i)	In January 2013, the Company obtained these equity interests in the available-for-sale financial investments after the completion of acquisition of Ningxia Energy.

(ii)	Full impairment was made for the Group's investment in Zunyi Alumina Tuoguan Carbon Co., Ltd.()("Tuoguan"), as Tuoguan suspended operations for the year ended December 31, 2012.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

12.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferredtax assets and liabilities during the year ended December 31, 2013, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movementsin deferred tax assets:

	Provision for impairment of receivables, inventories and property, plant and equipment	Accrued expenses	Tax deduction on purchases of qualified equipment	Tax losses	Unrealised profit at consolidation	Asset revaluation	Others	Total

As at January 1, 2012	215,997	109,093	66,892	1,051,739	22,908	25,091	136,464	1,628,184
Exchange realignment	-	-	-	(5)	-	-	-	(5)
Write down of deferred tax assets previously recognised	(18,236)	(1,707)	-	(984,329)	-	-	-	(1,004,272)
Credited/(charged)to profit or loss	208,661	(11,884)	(2,700)	1,417,259	23,318	(25,091)	27,036	1,636,599

As at December 31, 2012	406,422	95,502	64,192	1,484,664	46,226	-	163,500	2,260,506

As at January 1, 2013	406,422	95,502	64,192	1,484,664	46,226	-	163,500	2,260,506
Acquisition of subsidiaries (Note 37(a))	29,156	9,165	-	86	19,309	-	36,930	94,646
Disposal of the discontinued operation (Note 6)	(18,635)	(4,902)	-	(74,277)	-	-	(7,902)	(105,716)
Deemed disposal of Jiaozuo Wanfang (Note 38(a))	(39,811)	(5,058)	-	(95,701)	(9,603)	-	(10,845)	(161,018)
Disposal of Alumina Production Line of Guizhou Branch of the Company (Note 38(b))	(9,274)	-	-	-	-	-	(3,106)	(12,380)
Exchange realignment	-	-	-	(16)	-	-	(24)	(40)
Write down of deferred tax assets previously recognised	-	-	-	(345,009)	-	-	-	(345,009)
Credited/(charged)to profit or loss	136,423	(17,784)	4,966	38,344	18,889	-	(20,197)	160,641

As at December 31, 2013	504,281	76,923	69,158	1,008,091	74,821	-	158,356	1,891,630

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the year ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

12.	DEFERRED TAX (CONTINUED)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortisation	Asset revaluation	Unrealised taxable losses	Assetsretirement Obligation	Fair value adjustments arising from acquisition of subsidiaries	Total

As at January 1, 2012	100,528	2,745	6,185	439	5,404	-	-	115,301
(Credited)/charged to profit or loss	(10,576)	(1,255)	(338)	(101)	40,489	-	-	28,219

As at December 31, 2012	89,952	1,490	5,847	338	45,893	-	-	143,520

As at January 1, 2013	89,952	1,490	5,847	338	45,893	-	-	143,520
Acquisition of subsidiaries (Note 37)	-	-	-	-	-	1,076	1,104,182	1,105,258
Deemed disposal of Jiaozuo Wanfang (Note 38(a))	-	-	-	(304)	-	-	-	(304)
Exchange realignment	-	(24)	-	-	-	-	(680)	(704)
(Credited)/charged to profit or loss	(7,669)	(1,410)	1,105	(34)	(36,808)	4,004	(20,488)	(61,300)

As at December 31, 2013	82,283	56	6,952	-	9,085	5,080	1,083,014	1,186,470

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the year ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

12.	DEFERRED TAX (CONTINUED)

For presentation purpose, certain deferred tax assets and liabilities have been offset in the statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purpose:

	December 31,2012	December 31,2013

Net deferred tax assets	2,116,986	1,793,310

Net deferred tax liabilities	-	1,088,150

As at December 31, 2013, the Group has not recognized deferred tax liabilities for the temporary differences related to the investments in an overseas subsidiary and a domestic associate. The reasons for not recognize the deferred tax liabilities related to the temporary difference of investment in an oversea subsidiary are that the Group can control the timing of reversal of such temporary differences and expect it will not be reversed in the foreseeable future. Considering the temporary difference related to the investment in an associate will only be reversed through disposal of such investment, the Group believes that it can control the disposal and it will not dispose it in the foreseeable future, therefore, no deferred tax liability was recognized for such temporary difference. As at December 31, 2013, the temporary difference not recognized deferred tax liabilities was RMB5,133 million. Save as above, all other subsidiaries, joint ventures and associates of the Group are established in China and the related temporary differences for such investments will be reversed through future distribution, which are nontaxable, therefore there are no taxable temporary difference related to such investments.

As at December 31, 2013, the Group has not recognised deferred tax assets of RMB4,177 million (December 31, 2012: RMB2,422 million) in respect of accumulated tax losses amounting to RMB16,709 million (December 31, 2012:RMB9,686 million) arising in Mainland China that can be carried forward against future taxable income as it was not considered probable that those assets would be realized. The above tax losses will expire in one to five years to offsetting against future taxable profits.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

12.	DEFERRED TAX (CONTINUED)

As at December 31, 2013, the expiry profile of these tax losses was analysed as follows:

	December 31, 2012	December 31,2013

Expiring in
2013	522,489	N/A
2014	4,555,850	3,349,848
2015	703,696	143,718
2016	726,875	467,089
2017	3,177,095	3,258,398
2018	N/A	9,489,630

Total	9,686,005	16,708,683

As at December 31, 2013, deferred tax assets amounting to RMB1,008 million (December 31, 2012:RMB1,485 million) were recognised for tax losses carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets are supported by forecast of future taxable profits available to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

13.	OTHER NON-CURRENT ASSETS

	December 31, 2012	December 31, 2013

Advances and deposits paid to suppliers	111,946	56,000
Entrusted loans to a related party(Note(a))	200,000	-
Prepayment for investment projects	342,000	-
Other prepayments (Note (b))	770,581	1,015,680
Receivables from disposal of subsidiaries, business and assets(Note (c), Note 6, Note 38(b)(c))	-	12,288,413
Other long-term receivable	-	46,781
Others	143,621	54,343

	1,568,148	13,461,217

Notes:

(a)	In 2011, the Company entered into an agreement (the "Agreement") with Xinyugou Coal to provide three year entrusted loans to Xinyugou Coal totalling RMB1,000 million with an annual interest rate of 10%. Pursuant to the Agreement, the 51% equity interest of Xinyugou Coal held by Shanxi Province Jiexiu Luxin Coals Gas Co., Ltd. is pledged as collateral for these entrusted loans. As at December 31, 2013, RMB500 million (December 31, 2012: RMB500 million) was provided to Xinyugou Coal, which will be repayable in 2014 and was included in other current assets (December 31, 2012: RMB300 million was included in other current assets).

(b)	As at December 31, 2013 and 2012, other prepayments mainly represented prepayments for certain mine development costs and related leases.

(c)	As at December 31, 2013, except for receivable from disposal of Chalco Iron Ore of the Group amounting to RMB7,582 million (December 31, 2012: nil) which was denominated in USD, all other receivables were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	ASSETS OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Details of assetsof a disposal group classified as held for sale are as follows:

	December 31, 2012	December 31, 2013

Property, plant and equipment	621,705	-
Land use rights	129,964	-

	751,669	-

In December 2010, the Company through a 90.03% owned subsidiary, Henan Aluminum, signed an investment agreement with an independent investor to establish Henan Zhongfu. Henan Aluminum completed the capital injection in cash amounting to RMB200 million for a 26% equity interest in Henan Zhongfu in 2010. In addition, the investment agreement stipulated that Henan Aluminum would transfer certain assets to Henan Zhongfu with a carrying value of RMB752 million, and Henan Zhongfu would assume an equivalent amount of liabilities from Henan Aluminum. Henan Aluminum is part of the Aluminum Fabrication Segment. In accordance with the requirements under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the above assets were classified as "assets of a disposal group classified as held for sale" on the statement of financial position as at December 31, 2012.

As set out in Note 6 to the financial statements, the Company disposed of its 90.03% equity interest in Henan Aluminum to Chinalco on June 27, 2013. Therefore, the investment agreement with an independent investor to establish Henan Zhongfu was transferred to Chinalco together with the above transaction, and the assets classified as "assets of a disposal group classified as held for sale" were derecognised accordingly as at June 27, 2013.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

15.	INVENTORIES

	December 31, 2012	December 31, 2013

Raw materials	9,056,254	9,842,095
Work-in-progress	7,666,925	7,332,331
Finished goods	9,053,349	6,678,470
Spare parts	1,178,117	1,001,052
Packaging materials and others	49,195	59,901

	27,003,840	24,913,849

Less: provision for impairment of inventories	(1,407,364)	(1,377,901)

	25,596,476	23,535,948

Movements in the provision for impairment of inventories are as follows:

	2012	2013

As at January 1	375,437	1,407,364
Acquisition of subsidiaries	-	179,844
Disposal of the discontinued operation, Alumina Production Line of Guizhou Branch and deemed disposal of Jiaozuo Wanfang	-	(179,367)
Provision for impairment of inventories	1,454,237	1,138,029
Reversal arising from increase in net realisable value	(58,019)	(149,023)
Reversal upon sales of inventories	(364,291)	(1,018,946)

As at December 31	1,407,364	1,377,901

As at December 31, 2013, the Group has pledged inventories at a net book value amounting to RMB296 million (December 31, 2012: RMB50 million) for bank and other borrowings as set out in Note 25 to the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

16.	TRADE AND NOTES RECEIVABLES

	December 31, 2012	December 31, 2013

Trade receivables	1,833,475	4,625,662
Less: provision for impairment of receivables	(408,256)	(611,510)

	1,425,219	4,014,152

Notes receivable	1,190,643	2,142,453

	2,615,862	6,156,605

As at December 31, 2013, except for trade and notes receivables of the Group amounting to RMB1,017 million (December 31, 2012: RMB548 million) and RMB3 million (December 31, 2012: RMB8 million) which were denominated in USD and EUR, respectively, all other trade and notes receivables were denominated in RMB.

Trade receivables are non-interest bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advanced payments or documents against payment. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2013, the ageing analysis of trade and notes receivables was as follows:

	December 31, 2012	December 31, 2013

Within 1 year	2,209,725	5,541,652
Between 1 and 2 years	286,111	173,879
Between 2 and 3 years	128,071	188,564
Over 3 years	400,211	864,020

	3,024,118	6,768,115
Less: provision for impairment of receivables	(408,256)	(611,510)

	2,615,862	6,156,605

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at December 31, 2013, there was no history of default for these customers.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

16.	TRADE AND NOTES RECEIVABLES (CONTINUED)

As at December 31, 2013, the Group has pledged trade receivables at a carrying amount of RMB110 million (December 31, 2012: RMB nil) for bank and other borrowings as set out in Note 25 to the consolidated financial statements.

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provisions for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at December 31, 2013.

As at December 31, 2013, trade and notes receivables of RMB789 million (December 31, 2012: RMB463 million) of the Group were substantially impaired and provision of RMB612 million (December 31, 2012: RMB408 million) was made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that a portion of these receivables would be recovered. The ageing analysis of these receivables is as follows:

	December 31, 2012	December 31, 2013

Within 1 year	28,715	82,256
Between 1 and 2 years	33,743	59,508
Between 2 and 3 years	20,450	50,826
Over 3 years	380,342	596,028

	463,250	788,618

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

16.	TRADE AND NOTES RECEIVABLES (CONTINUED)

Movements in the provision for impairment of trade and notes receivables are as follows:

	2012	2013

As at January 1	371,357	408,256
Acquisition of subsidiaries	-	63,001
Disposal of the discontinued operation and deemed disposal of Jiaozuo Wanfang	-	(65,849)
Provision for impairment	47,225	249,137
Write off	(779)	(26,251)
Reversal	(9,547)	(16,784)

As at December 31	408,256	611,510

As at December 31, 2013, the Group endorsed certain notes receivables accepted by banks in the PRC (the "Derecognised Notes"), to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB8,418 million (December 31, 2012: RMB7,811 million). The Derecognised Notes have a maturity from one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Notes have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors of the Company, the Group has transferred substantially all risks and rewards relating to the Derecognised Notes.Accordingly, it has derecognised the full carrying amounts of the Derecognised Notes and the associated trade payables.The maximum exposure to loss from the Group's Continuing Involvement in the Derecognised Notes and the undiscounted cash flows to repurchase these Derecognised Notes equal to their carrying amounts. In the opinion of the directors of the Company, the fair values of the Group's Continuing Involvement in the Derecognised Notes is not significant.

For the years ended December 31, 2012 and 2013, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Notes. No gains or losses were recognised from the Continuing Involvement, both during the year or cumulatively.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

17.	OTHER CURRENT ASSETS

	December 31, 2012	December 31, 2013

Advances and deposits paid to suppliers	603,370	425,388
Advances to employees	74,555	97,960
Value-added tax recoverable	2,182,549	2,569,055
Receivable of value-added tax refund	18,226	15,784
Dividends receivable	189,638	125,135
Receivables from sales of non-core businesses	192,576	141,288
Deposits for investments projects	3,447	223,068
Entrusted loans and loans receivables from third parties	396,472	206,652
Entrusted loans due from related parties	844,041	1,360,161
Electricity subsidy	250,580	-
Receivables from disposals of subsidiaries, business and assets(Note 6, 38(b)(c))	-	9,002,434
Interest receivable	1,248	294,748
Others	519,408	868,403

	5,276,110	15,330,076

Less: provision for impairment of other receivables	(229,131)	(467,491)

	5,046,979	14,862,585

Prepaid income tax	295,434	250,788
Prepayments to related parties for purchases	22,377	326,422
Prepayments to suppliers for purchases	4,486,628	5,507,197

Total other current assets	9,851,418	20,946,992

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

17.	OTHER CURRENT ASSETS (CONTINUED)

As at December 31, 2013, except for other current assets of the Group amounting to RMB5,571 million (December 31, 2012: RMB39 million), RMB1 million (December 31, 2012: RMB0.8 million) and nil (December 31, 2012: RMB0.2 million) which were denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB.

As at December 31, 2013, the ageing analysis of other receivables, except for prepaid income tax and prepayments to related parties and suppliers for purchases was as follows:

	December 31, 2012	December 31, 2013

Within 1 year	4,519,845	14,486,615
Between 1 and 2 years	421,576	137,707
Between 2 and 3 years	33,711	187,781
Over 3 years	300,978	517,973

	5,276,110	15,330,076

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

17.	OTHER CURRENT ASSETS (CONTINUED)

As at December 31, 2013, other receivables of RMB481 million (December 31, 2012: RMB265 million) of the Group were impaired and provision of RMB467 million (December 31, 2012: RMB229 million) were made. The ageing analysis of these receivables is as follows:

	December 31, 2012	December 31, 2013

Within 1 year	71,112	34,993
Between 1 and 2 years	6,242	8,548
Between 2 and 3 years	7,914	25,144
Over 3 years	179,318	412,189

	264,586	480,874

Movements in the provision for impairment of other receivables are as follows:

	2012	2013

As at January 1	182,286	229,131
Acquisition of subsidiaries	-	172,251
Disposal of the discontinued operation	-	(1,632)
Provision for impairment	50,298	73,556
Write off	(2,381)	(240)
Reversal	(1,072)	(5,575)

As at December 31	229,131	467,491

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

18.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	December 31, 2012	December 31, 2013

Restricted cash	1,107,836	1,039,658
Time deposits	20,179	4,500

Restricted cash and time deposits	1,128,015	1,044,158

Cash and cash equivalents	9,063,593	11,381,695

	10,191,608	12,425,853

As at December 31, 2013, restricted cash mainly represented deposits held for use in environmental restoration or issued letters of credit and notes payable.

As at December 31, 2013, the annual effective interest rate of the above time deposits was 3.09% (December 31, 2012: 2.86%) with average maturity of six months to one year (December 31, 2012: one year).

As at December 31,2013, bank balances and cash on hand of the Group were denominated in the following currencies:

	December 31, 2012	December 31, 2013

RMB	9,987,902	12,174,840
USD	185,819	230,718
HKD	11,908	9,924
EUR	999	7,382
AUD	4,957	2,495
GBP	23	-
IDR	-	494

	10,191,608	12,425,853

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for varying periods between six months and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances,time deposit and restricted cash and pledged deposits are deposited with creditworthy banks with no recent history of default.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

19.	SHARE CAPITAL

	December 31, 2012	December 31, 2013

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As at December 31, 2012 and 2013, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

The Company's authorised ordinary share capital was 13,524,487,892 shares at par value of RMB1.00 per share as at December 31, 2012 and 2013, respectively. There were13,524,487,892 ordinary shares issued and outstanding as at December 31, 2012 and 2013, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

20.	RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages F-11 to F-13 of the financial statements.

(i)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve and other government subsidies granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group (Note 22(ii)). Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

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

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC and other relevant regulatory bodies, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production, transportation, metallurgical production, manufacturing and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and are not available for distribution to shareholders.

21.	INTEREST BEARING LOANS AND BORROWINGS

	December 31, 2012	December 31, 2013

Long-term loans and borrowings
Bank and other loans (Note(a))
- Secured (Note 25)	-	13,967,700
- Guaranteed (Note(e))	6,286,261	6,310,303
- Unsecured	19,570,484	15,025,337

	25,856,745	35,303,340

Medium-term notes and bonds and long-term bonds(Note(b))
- Guaranteed (Note(e))	1,989,245	1,991,481
- Unsecured	19,721,657	19,926,200

	21,710,902	21,917,681

Total long-term loans and borrowings	47,567,647	57,221,021

Current portion of medium-term notes	(4,986,037)	(2,597,471)

Current portion of long-term banks and other loans	(5,945,958)	(8,328,722)

Non-current portion of long-term loans and borrowings	36,635,652	46,294,828

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

21.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

	December 31, 2012	December 31, 2013

Short-term loans and borrowings
Bank and other loans (Note(c))
- Secured (Note 25)	900,500	1,863,900
- Guaranteed (Note(e))	600,000	140,000
- Unsecured	38,812,718	45,142,573

	40,313,218	47,146,473

Short-term bonds, unsecured (Note(d))	16,669,968	15,275,680
Current portion of medium-term notes	4,986,037	2,597,471
Current portion of long-term bank and other loans	5,945,958	8,328,722

Total short-term borrowings and current portion oflong-term loans and borrowings	67,915,181	73,348,346

As at December 31, 2013, except for loans and borrowings of the Group amounting to RMB29 million (December 31, 2012: RMB40 million)and RMB8,156 million (December 31, 2012: RMB7,421 million) which were denominated in JPY and USD, respectively, all other loans and borrowings were denominated in RMB.

As at December 31, 2013, interest bearing loans and borrowings of RMB670 million (December 31, 2012: RMB900 million) were due to a subsidiary of Chinalco (Note 36(b)).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

21.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

Notes:

	(a)	Long-term bank and other loans

		(i)	The maturity of long-term bank and other loans of the Group is set out below:

	Loans from banks and other financial institutions		Other loans

	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013

Within 1 year	5,939,679	8,317,135	6,279	11,587
Between 1 and 2 years	8,037,242	6,288,066	11,807	11,789
Between 2 and 5 years	7,735,704	7,586,650	35,422	45,296
Over 5 years	4,069,980	13,040,497	20,632	2,320

	25,782,605	35,232,348	74,140	70,992

Wholly repayable within 5 years	21,617,626	15,203,275	24,877	41,877

(ii)	Other loans were provided by local bureaus of the Ministry of Finance to the Group.The weighted average annual interest rate of long-term bank and other loans for the year ended December 31,2013 was 5.84%.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

21.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

	Notes:	(Continued)

	(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group as at December 31, 2013 are summarised as follows:

	Face value /maturity	Effective interest rate	December 31, 2012	December 31, 2013

2007 long-term bonds	2,000,000/2017	4.64%	1,989,245	1,991,481
2008 medium-term notes	5,000,000/2013	4.92%	4,986,037	-
2010 medium-term notes	1,000,000/2015	4.34%	992,007	995,062
2010 medium-term notes	1,000,000/2015	4.20%	991,822	994,867
2011 medium-term notes (Note(i))	5,000,000/2016	6.03%	4,984,110	4,988,581
2011 Jiaozuo Wanfang medium-term notes(Note(ii))	800,000/2016	6.85%	797,361	-
2011 Ningxia Energy medium-term bonds	600,000/2014	6.65%	-	600,000
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	-	400,000
2011 medium-term bonds	2,000,000/2014	6.36%	1,994,435	1,997,471
2012 medium-term bonds	2,000,000/2015	5.13%	1,993,350	1,996,335
2012 medium-term bonds	3,000,000/2017	5.77%	2,982,535	2,985,743
2013 medium-term bonds	3,000,000/2018	5.99%	-	2,976,266
2013 medium-term bonds	2,000,000/2016	6.07%	-	1,991,875

			21,710,902	21,917,681

Note:

(i)	The medium-term notes were issued at a fixed annual coupon rate of 5.86% with a five year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary.

(ii)	As disclosed in Note 38(a), the Group lost control of Jiaozuo Wanfang on April 19, 2013, and the medium-term notes were derecognised accordingly.

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

21.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

	Notes:	(Continued)

	(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2013 was 5.69%.

	(d)	Short-term bonds

Outstanding short-term bonds of the Group as at December 31,2013 are summarised as follows:

	Face value /maturity	Effective interest rate	December 31, 2012	December 31, 2013

2012 short-term bonds	5,000,000/2013	3.89%	5,074,762	-
2012 short-term bonds	2,000,000/2013	4.60%	2,013,115	-
2012 short-term bonds	4,000,000/2013	4.28%	4,050,486	-
2012 short-term bonds	2,000,000/2013	4.56%	2,022,444	-
2012 short-term bonds	1,500,000/2013	4.60%	1,507,956	-
2012 short-term bonds	2,000,000/2013	4.76%	2,001,205	-
2013 short-term bonds	3,000,000/2014	4.33%	-	3,095,345
2013 short-term bonds	5,000,000/2014	5.52%	-	5,069,934
2013 short-term bonds	2,000,000/2014	4.21%	-	2,047,313
2013 short-term bonds	2,000,000/2014	4.70%	-	2,044,553
2013 short-term bonds	3,000,000/2014	6.21%	-	3,018,535

			16,669,968	15,275,680

All the above short-term bonds were issued for working capital.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

21.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

	Notes:	(Continued)

	(e)	Guaranteed interest bearing loans and borrowings

Details of the interest bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2012	December 31, 2013

Long-term boans
Bank of Communications ()	1,989,245	1,991,481

Long time loans
Chinalco	971,988	-
Lanzhou Aluminum Factory () (Note (i))	27,000	20,000
Luoyang Economic Investment Co., Ltd. () (Note (ii))	44,140	-
Yichuan Power Industrial Group Company () (Note (ii))	24,443	-
China Nonferrous Metals Processing Technology Co., Ltd. () (Note (iii))	15,468	-
Jiaozuo Wanfang	500,000	-
The Company	4,703,222	4,471,166
Ningxia Tianjing Electric Power Development Co., Ltd. ()(Note(iv))	-	102,400
Ningxia Yinxing Energy Co., Ltd. () (Note(v))	-	148,000
Ningxia Power Investment Corporation () (Note(iv))	-	26,000
Ningxia Energy (Note(v))	-	319,400
Agricultural Bank of China Limited,Head Office, Banking Department ()	-	1,223,337

	6,286,261	6,310,303

Short-term loans
Chinalco	600,000	-
Ningxia Energy (Note (v))	-	120,000
Ningxia Yinxing Energy Co.,Ltd. (Note (v))	-	20,000

	600,000	140,000

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	The guarantor is a non-controlling shareholder of a subsidiary of the Company.

(iii)	The guarantor is a subsidiary of Chinalco.

(iv)	The guarantor is a third party of the Group.

(v)	The guarantor is a subsidiary of the Company.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

22.	OTHER NON-CURRENT LIABILITIES

	December 31, 2012	December 31, 2013

Obligations in relation to early retirement schemes (Note(i))	93,036	49,372
Deferred government grants	540,654	649,975
Deferred government subsidies (Note(ii))	116,979	119,080
Long-term payables for mining rights	-	767,157
Provision for rehabilitation	-	91,311
Others	6,000	7,481

	756,669	1,684,376

Notes:

(i)	Obligations in relation to early retirement schemes

During the years ended December 31, 2009 and 2010, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As at December 31,2013,obligations in relation to retirement benefits under the Group's early retirement schemes included in "other non-current liabilities" are as follows:

	2012	2013

As at January 1	201,184	149,782
Provision made during the year (Note 30)	22,350	3,788
Interest costs	5,244	1,263
Utilisation during the year	(78,996)	(62,214)
Deemed disposal of Jiaozuo Wanfang	-	(12,579)

As at December 31	149,782	80,040

Non-current	93,036	49,372
Current (Note 23)	56,746	30,668

	149,782	80,040

(ii)	Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

23.	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31, 2012	December 31, 2013

Payable for capital expenditures	4,329,562	5,486,515
Sales and other deposits from customers	1,278,746	1,565,691
Accrued interest	548,381	726,064
Taxes other than income taxes payable (Note)	391,704	431,848
Accrued payroll and bonus	139,645	108,143
Payables withheld as guarantees and deposits	394,616	601,850
Staff welfare payables	178,799	201,022
Dividends payable by subsidiaries to non-controlling shareholders	123,707	108,251
Current portion of obligation in relation to early retirement schemes (Note 22)	56,746	30,668
Consideration payable for investment projects	885,037	126,527
Contribution payable for pension insurance	25,617	26,111
Current portion of payables for mining rights	-	680,394
Others	452,755	767,025

	8,805,315	10,860,109

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2013, except for other payables and accrued expenses of the Group amounting to RMB7.9 million (December 31, 2012: RMB0.2 million), RMB5.6 million (December 31, 2012: RMB0.5 million), RMB73 million (December 31, 2012: RMB2 million) and nil (December 31, 2012: RMB0.01 million) which were denominated in HKD, EUR, USD and AUD, respectively, all other payables and accrued expenses were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

24.	TRADE AND NOTES PAYABLES

	December 31, 2012	December 31, 2013

Trade payables	4,883,484	8,770,506
Notes payable	2,175,710	3,631,144

	7,059,194	12,401,650

As at December 31, 2013, except for trade and notes payables of the Group amounting to RMB209 million (December 31, 2012: RMB188 million), nil (December 31, 2012: RMB0.03 million), nil (December 31, 2012: RMB0.01 million), which were denominated in USD, AUD and HKD, respectively, all other trade and notes payable were denominated in RMB.

The ageing analysis of trade and notes payables is as follows:

	December 31, 2012	December 31, 2013

Within 1 year	6,644,395	11,458,223
Between 1 and 2 years	106,456	427,969
Between 2 and 3 years	170,416	258,878
Over 3 years	137,927	256,580

	7,059,194	12,401,650

The trade and notes payables are non-interest bearing and are normally settled within one year.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

25.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 21. As at December 31, 2013, a summary of these pledged assets was as follows:

	December 31, 2012	December 31, 2013

Property, plant and equipment (Note 8)	2,242,678	7,291,960
Land use rights (Note 9(b))	69,496	46,666
Intangible assets(Note 7)	-	798,627
Inventories(Note 15)	50,000	296,000
Investment in an associate(Note 10(b))	-	472,974
Trade receivables (Note 16)	-	110,000

	2,362,174	9,016,227

As at December 31, 2013, except for the loans and borrowings which were pledged by the above assets, part of the short-term loans and borrowings amounting to RMB772 million (December 31, 2012: nil) and part of the long-term loans and borrowings amounting to RMB11,610 million (December 31, 2012: nil) were secured by the contractual right to charge users for electricity generated and short term loans and borrowings amounting to RMB385 million (December 31, 2012: nil) were secured by letter of credit.

26.	COST OF SALES

An analysis of cost of sales from continuing operations is as follows:

	2011	2012	2013

Purchase of inventories in relation to trading activities	63,216,474	64,976,536	91,157,837
Raw materials and consumables used	34,051,496	41,767,977	38,275,430
Power and utilities	21,501,934	24,676,516	21,424,550
Depreciation of property, plant and equipment (Note 8)	4,858,872	4,406,628	5,632,223
Employee benefit expenses*	4,962,563	5,039,540	5,519,559
Repair and maintenance	629,578	1,258,237	1,434,389
Others	1,614,958	1,300,506	3,235,810

	130,835,875	143,425,940	166,679,798

*	As disclosed in Note 37(a) to the financial statements, the Company acquired Ningxia Energy in 2013, which resulted in increase in employee benefit expenses in current year. These employee benefit expenses include salary, bonus, allowance, subsidies, social insurance, housing fund, welfare, union expenses, education expenses and termination benefits, etc.

 ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

27.	OPERATING EXPENSES

	(a)	Selling and distribution expenses

An analysis of selling and distribution expenses from continuing operations is as follows:

	2011	2012	2013

Transportation and loading expenses	994,005	1,248,326	1,204,110
Packaging expenses	213,311	193,577	217,869
Port expenses	51,229	70,984	68,784
Employee benefit expenses	31,434	39,239	69,073
Sales commissions and other handling fees	12,093	27,166	33,479
Warehouse and other storage fees	28,430	59,850	59,206
Marketing and advertising expenses	10,367	16,032	15,220
Depreciation of non-production property, plant and equipment (Note 8)	19,086	30,395	33,457
Others	128,041	148,414	158,022

	1,487,996	1,833,983	1,859,220

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

27.	OPERATING EXPENSES (CONTINUED)

	(b)	General and administrative expenses

An analysis of general and administrative expenses from continuing operations is as follows:

	2011	2012	2013

Employee benefit expenses	720,096	839,742	964,654
Taxes other than income tax expense (Note(i))	622,963	543,023	218,893
Travelling and entertainment	187,006	172,215	133,394
Depreciation of non-production property,plant and equipment (Note 8)	145,634	150,635	159,030
(Reversal of)/provision for impairment of receivables, net	(41,883)	48,904	297,337
Impairment of available-for-sale investment (Note 11)	-	7,778	-
Operating lease rental expenses	132,928	137,805	142,084
Legal and other professional fees	48,054	107,091	51,231
Amortisation of land use rights and leasehold land (Note 9)	59,601	66,804	76,994
Utilities and office supplies	84,317	37,151	37,874
Repairs and maintenance expenses	58,724	41,421	39,732
Insurance expense	74,877	57,757	40,693
Pollutants discharge fees	37,669	34,482	24,583
Auditors' remuneration(Note(ii))	24,245	26,850	31,444
Amortisation of intangible assets (Note 7)	10,784	23,671	30,372
Others	388,343	454,893	698,564

	2,553,358	2,750,222	2,946,879

Notes:

(i)	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

(ii)

During the year ended December 31, 2013, auditors' remuneration include audit and non-audit services provided by Ernst & Young firms including Ernst & Young and Ernst & Young Hua Ming LLP amounting to RMB25.2 million (2012: RMB24.76 million), and services provided by other auditors.

During the year ended December 31, 2011, auditors' remuneration includes audit and audit-related services provided by PricewaterhouseCoopers amounting to RMB16.7 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

28.	OTHER INCOME AND OTHER GAINS/(LOSSES), NET

	(a)	Other income from continuing operations

For the year ended December 31, 2013, other income from continuing operations represented government grants amounting to RMB806 million (2011: RMB160 million; 2012: RMB735 million), which were recognised as income for the year necessary to compensate the costs and the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

	(b)	Other gains/(losses) from continuing operations

	2011	2012	2013

Gain on acquisition of a subsidiary (Note(i))	-	-	651,185
Gain on previously held equity interest remeasured at acquisition-date fair value (Note 37(a))	-	-	53,953
Gain on disposal of Jiaozuo Wanfang (Note 38(a))	-	-	804,766
Gain on disposal of Aluminum Production Line (Note 38(b))	-	-	33,247
Gain on disposal of investments in a joint venture and associates	-	-	5,709
Gain on acquisition of the investment in an associate	-	504,773	-
Realised gains/(losses) on future, forward and option contracts, net (Note(ii))	443,663	(115,519)	105,565
Unrealised gains/(losses) on future, forward and option contracts, net (Note(ii))	17,490	(20,109)	10,318
Gains/(losses) on disposal of property, plant and equipment and leasehold land, net	12,153	(455,081)	209,057
Gain on disposal of Chalco Iron Ore (Note 38(c))	-	-	5,413,244
Others	29,156	68,947	112,208

	502,462	(16,989)	7,399,252

Notes:

(i)	This represents the bargain purchase gain associate with the acquisition of Ningxia Energy (Note 37(a)).

(ii)	None of these futures, forward and option contracts are designated for hedge accounting.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

29.	FINANCE INCOME/FINANCE COSTS

An analysis of (finance income)/finance costs from continuing operations is as follows:

	2011	2012	2013

Finance income-interest income from banks	(127,031)	(302,346)	(616,576)

Interest expense	3,639,129	4,902,324	6,583,518
Less: interest expense capitalised in property, plant and equipment (Note 8)	(567,013)	(529,937)	(634,599)

Interest expense, net of capitalised interest	3,072,116	4,372,387	5,948,919

Exchange gains, net	(28,294)	(9,417)	(99,273)

Finance costs	3,043,822	4,362,970	5,849,646

Finance costs, net	2,916,791	4,060,624	5,233,070

Capitalisation rate during the year (Note 8)	4.16% to 6.02%	5.05% to 6.87%	4.05% to 6.25%

30.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses from continuing operation is follows:

			2013

	2011	2012	Newly acquired Ningxia Energy	Other entities	Total

Salaries and bonus	4,111,152	4,366,302	590,854	4,258,797	4,849,651
Housing fund	373,955	420,572	55,394	417,163	472,557
Staff welfare and other expenses (Note)	1,487,690	1,701,834	274,697	1,726,364	2,001,061
Employment expense in relation to early retirement schemes (Note 22)	59	22,293	1,437	2,351	3,788

	5,972,856	6,511,001	922,382	6,404,675	7,327,057

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payable to directors, supervisors and senior management as set out in Note 31.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

	2011	2012	2013

Fees	741	732	689
Basic salaries, housing fund, other allowances and benefits in kind	2,571	2,410	3,297
Discretionary bonus	1,137	-	-
Retirement benefit costs-defined contribution schemes	150	165	193

	4,599	3,307	4,179

Note:	The Group recorded a profit before tax, including profit before tax from continuing operations and discontinued operation, of RMB1,089 million, representing an increase of RMB271 million or 33.1% as compared with the profit for the year of RMB818 million in 2011. Despite the total directors' and supervisors' remuneration of the Group in 2013 increased to some extent as compared with that in 2012, it was lower than that in 2011

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2011 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	626	298	30	954
Luo Jianchuan	-	551	261	30	842
Liu Caiming	-	516	267	30	813
Liu Xiangmin	-	495	220	30	745
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	197	-	-	-	197
Zhu Demiao	197	-	-	-	197
Wang Mengkui	197	-	-	-	197

	741	2,188	1,046	120	4,095

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	91	30	504
Zhang Zhankui	-	-	-	-	-

	-	383	91	30	504

Total	741	2,571	1,137	150	4,599

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2012 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	545	-	33	578
Luo Jianchuan	-	496	-	33	529
Liu Caiming(Note (i))	-	493	-	33	526
Liu Xiangmin	-	493	-	33	526
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	194	-	-	-	194
Zhu Demiao	194	-	-	-	194
Wang Mengkui	194	-	-	-	194

	732	2,027	-	132	2,891

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	-	33	416
Zhang Zhankui	-	-	-	-	-

	-	383	-	33	416

Total	732	2,410	-	165	3,307

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2013 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	733	-	37	770
Luo Jianchuan	-	653	-	37	690
Liu Caiming(Note(i))	-	164	-	8	172
Liu Xiangmin	-	627	-	37	664
Jiang Yinggang(Note(ii))	-	599	-	37	636
Wu Jianchang (Note(ii))	94	-	-	-	94
Ma Si-hang, Frederick (Note(ii))	94	-	-	-	94
Wu Zhenfang (Note(iii))	63	-	-	-	63
Wan Jun(Note(iii))	75	-	-	-	75
Shi Chungui (Note(iv))	75	-	-	-	75
Lv Youqing (Note(iv))	-	-	-	-	-
Zhang Zhuoyuan (Note(iv))	96	-	-	-	96
Wang Mengkui (Note(iv))	96	-	-	-	96
Zhu Demiao (Note(iv))	96	-	-	-	96

	689	2,776	-	156	3,621

Supervisors:
Ao Hong (Note(iv))	-	-	-	-	-
Zhao Zhao(Note(ii))	-	-	-	-	-
Yuan Li	-	521	-	37	558
Zhang Zhankui	-	-	-	-	-

	-	521	-	37	558

Total	689	3,297	-	193	4,179

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

Notes:

		(i)	As at March 8, 2013, Mr. Liu Caiming resigned as the senior vice president, Chief Financial Officer and member of the Executive Committee of the Company. Meanwhile Mr. Liu Caiming has been re-designated from an Executive Director to a Non-executive Director. On March 18, 2014, Mr. Liu Caiming resigned from the position of a non-executive Director.

		(ii)	In accordance with the Company's Articles of Association, all Directors and Supervisors of the Company were appointed for a term of three years, eligible for re-appointments. These directors and supervisor were newly appointed at the 2012 annual general meeting on June 27, 2013.

		(iii)	Mr. Wu Zhenfang was elected and appointed as director at the 2013 first extraordinary general meeting on August 30, 2013.

		(iv)	Due to the expiry of the term of the fourth session of the Board, these directors and supervisor were no longer served as Directors and Supervisor of the Company since June 27, 2013.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals
	2011	2012	2013

Nil to RMB1,000,000	12	12	18

During the year, no options were granted to the directors or the supervisors of the Company (2011 and 2012: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2011 and 2012: nil).

No directors or supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the year ended December 31, 2013, the five highest paid employees of the Group include four (2011: 4; 2012: 4) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining one (2011: 1; 2012: 1) individual during the year is as follows:

	2011	2012	2013

Basic salaries, housing fund, other allowances and benefits in kind	465	440	645
Discretionary bonus	154	-	-
Retirement benefit cost-defined contribution plans	30	33	37

	649	473	682

The number of the remaining one (2011: 1; 2012: 1) individual whose remuneration fell within the following band is as follows:

	Number of employees
	2011	2012	2013

Nil to RMB1,000,000	1	1	1

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

32.	INCOME TAX EXPENSE/(BENEFIT) FROM CONTINUING OPERATIONS

	2011	2012	2013

Current income tax expense:
- PRC enterprise income tax	217,530	155,629	214,631

Deferred income tax (benefit)/expense	(96,355)	(526,721)	124,920

	121,175	(371,092)	339,551

The current PRC enterprise income tax of the Group has been provided at the applicable corporate income tax rate of 25% (2011 and 2012: 25%) on the estimated assessable profit for the year. Certain branches and subsidiaries of the Company located in western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2011 and 2012: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which changed depending on the profitability and the tax rate applicable to each branch and the Company on a combined basis. For the year ended December 31, 2013, the effective tax rate applicable to the Company and its branches from continuing operations on a combined basis was 22.26% (2011: 22.58%; 2012: 22.16%).

The reconciliation between the tax on the Group's profit or loss before income tax and the theoretical tax amount that would arise using the weighted average tax rate applicable to profit or loss of the consolidated entities from continuing operations is as follows:

	2011	2012	2013

Profit/(loss) before income tax from continuing operations	1,110,727	(7,827,376)	883,241

Tax expense/(benefit) calculated at standard income tax rate of 25% (2011 and 2012: 25%)	277,682	(1,956,844)	220,810
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	3,095	138,558	(91,880)
Impact of change in income tax rate	(115,496)	24,375	2,424
Tax losses for which no deferred income tax assets were recognised	15,150	635,337	2,364,091
Deductible temporary differences for which no deferred income tax assets were recognised	41,239	25,655	59,779
Utilisation of previously unrecognised tax losses and expenses	(67)	(2,028)	(140,368)
Tax credit for purchases of qualified equipment	(6,799)	-	-
Tax incentive in relation to deduction limits of certain expenses	(12,459)	(13,759)	(14,096)
Income not subject to tax	(130,985)	(218,654)	(2,434,836)
Expenses not deductible for tax purposes	49,815	38,071	28,618
Write down of deferred tax assets previously recognised	-	958,197	345,009

Income tax expense/(benefit) from continuing operations	121,175	(371,092)	339,551

Weighted average effective tax rate	10.91%	4.74%	38.44%

 ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

32.	INCOME TAX EXPENSE/(BENEFIT) FROM CONTINUING OPERATIONS (CONTINUED)

The increase in the weighted average effective rate is mainly due to fluctuation in profitability of certain subsidiaries and write down in deferred tax assets previously recognized for tax losses.

Share of income tax expense of associates and joint ventures from continuing operations of RMB23.5 million (2011 from continuing operations: RMB143 million; 2012 from continuing operations: RMB99 million) and RMB7.7 million (2011 from continuing operations: RMB35 million; 2012 from continuing operations: RMB4 million was included in "share of profits of associates" and "share of profits of joint ventures" from continuing operations, respectively.

33.	EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a) Basic

Basic earnings/(loss) per share were calculated by dividing the profit/(loss) attributable to owners of the parent by the weighted average number of shares in issue during the year.

	2011	2012	2013

Profit/(loss) attributable to owners of the parent (RMB)
-From continuing operation	529,213,000	(7,163,361,000)	739,333,000
-From the discontinued operation	(291,239,000)	(1,070,393,000)	235,913,000

	237,974,000	(8,233,754,000)	975,246,000

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892	13,524,487,892
Basic earnings/(loss) per share (RMB)
-From continuing operation	0.04	(0.53)	0.05
-From the discontinued operation	(0.02)	(0.08)	0.02

	0.02	(0.61)	0.07

(b)	Diluted

Diluted earnings/(loss) per share from continuing operations and discontinued operation for the years ended December 31, 2011, 2012 and 2013 are the same as the basic earnings/(loss) per share from continuing operations and discontinued operation as there were no dilutive potential shares during those years.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

	(i)	the sum of current period net profit and opening retained earnings in accordance with IFRSs;

	(ii)	the sum of current period net profit and opening retained earnings in accordance with the PRC Accounting Standards for Business Enterprises; and

	(iii)	the amount limited by the Company Law of the PRC.

According to the resolution of annual shareholders' meeting dated June 27, 2013, no dividend would be distributed for the year ended December 31, 2012. Thus, no dividend was paid in 2013 (2011: RMB 154 million or RMB0.0114 per share; 2012: nil).

According to the resolution of the Board of Directors dated March 18, 2014, the directors did not propose any final dividend for the year ended December 31, 2013, which is to be approved by the shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

	Notes	2011	2012	2013

Cash flows generated from operating activities
Profit/(loss) before income tax:
From continuing operations		1,110,727	(7,827,376)	883,241
From discontinued operation	6	(292,731)	(1,264,686)	(414,618)
Adjustments for:
Share of profits of joint ventures	10(a)	(122,262)	(37,040)	(148,749)
Share of profits of associates	10(b)	(402,701)	(254,848)	(512,746)
Depreciation of property, plant and equipment	8	5,657,157	6,140,958	6,956,651
(Gain)/loss on disposal of property, plant and equipment and leasehold land		(12,021)	455,870	(242,304)
Gain on disposals of available-for-sale financial investments		(256)	-	-
Impairment loss of property, plant and equipment	8	279,750	19,903	501,159
Impairment loss of available-for-sale financial investments	11	-	7,778	-
Amortisation of intangible assets	7	77,551	93,656	277,740
Amortisation of land use rights and leasehold land	9	65,847	74,552	80,219
Amortisation of prepaid expenses		59,604	75,987	73,598
Realised and unrealised (gains)/losses on futures, options and forward contracts		(496,856)	143,334	(96,096)
Gain on acquisition of the investment in an associate	28(b)	-	(504,773)	-
Gain on acquisition of a subsidiary	28(b)	-	-	(651,185)
Gain on disposal of Jiaozuo Wanfang	28(b)	-	-	(804,766)
Gain on disposal of Chalco Iron Ore	28(b)	-	-	(5,413,244)
Gain on disposal of investments in a joint venture and an associate	28(b)	-	-	(5,709)
Gain on previously held equity interest remeasured at acquisition-date fair value	28(b)	-	-	(53,953)
Receipt from government subsidy		-	(56,893)	(134,806)
Interest income		(5,611)	(49,668)	(2,928)
Interest expense		3,432,352	4,913,559	6,119,696
Others		(24,539)	(67,516)	103,185

		9,326,011	1,862,797	6,514,385

Changes in working capital:
Increase in inventories	(2,353,204)	(1,472,097)	(605,814)
(Increase)/decrease in trade and notes receivables	(3,474,223)	3,015,903	(4,042,472)
Increase in other current assets	(2,089,769)	(921,413)	(2,541,644)
(Increase)/decrease in restricted cash	(550,500)	270,999	(297,223)
Decrease/(increase) in other non-current assets	161,584	(555,039)	(194,854)
Increase/(decrease) in trade and notes payables	2,024,968	(1,342,116)	5,762,657
(Decrease)/increase in other payables and accrued expenses	(18,405)	479,154	4,005,822
(Decrease)/increase in other non-current liabilities	(259,168)	(44,505)	3,543

Cash generated from operations	2,767,294	1,293,683	8,604,400
PRC enterprise income taxes paid	(277,538)	(171,331)	(353,062)

Net cash generated from operating activities	2,489,756	1,122,352	8,251,338

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

Certain related party transaction disclosed here also constitute continuing connected transactions(as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

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

	(a)	Significant related party transactions

	Notes	2011	2012	2013

Sales of goods and services rendered:
Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries		5,607,258	6,805,794	8,844,205
Associates of Chinalco		11,024	53,599	102,723
Joint ventures		7,596	30,117	52,318
Associates (Note a)		5,983	9,265	1,400,098
Non-controlling shareholder of a subsidiary and its subsidiaries		4,835,662	-	-

		10,467,523	6,898,775	10,399,344

Provision of utility services to:	(ii)
Chinalco and its subsidiaries		334,370	341,386	390,368
Associates of Chinalco		13,547	21,420	18,233
Joint ventures		-	1	11,628
Associates		-	-	10,014
Non-controlling shareholder of a subsidiary and its subsidiaries		453	-	-

		348,370	362,807	430,243

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(a)	Significant related party transactions (Continued)

	Notes	2011	2012	2013

Sales of goods and services rendered: (Continued)
Provision of products processing services to:
Chinalco and its subsidiaries	(vii)	-	7,431	1,357
Non-controlling shareholder of a subsidiary		13,969	-	-

		13,969	7,431	1,357

Purchase of goods and services:

Purchases of engineering, construction and supervisory services from:	(iii)
Chinalco and its subsidiaries		3,259,624	2,321,386	1,842,045
Associates of Chinalco		-	11,365	140
Non-controlling shareholder of a subsidiary and its subsidiaries		22,681	-	-

		3,282,305	2,332,751	1,842,185

Purchases of key and auxiliary materials, equipment and finished goods from:	(iv)
Chinalco and its subsidiaries		1,644,429	3,839,222	3,799,542
Associates of Chinalco		140,624	17,745	254
Joint ventures		1,499,136	976,141	1,076,867
Associates(Note a)		39	2,618	380,255
Non-controlling shareholder of a subsidiary and its subsidiaries		2,195,191	-	-

		5,479,419	4,835,726	5,256,918

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries		281,956	306,589	243,865
Non-controlling shareholder of a subsidiary and its subsidiaries		624	-	-

		282,580	306,589	243,865

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(a)	Significant related party transactions (Continued)

	Notes	2011	2012	2013

Purchase of goods and services: (Continued)
Provision of utilities services by:	(ii)
Chinalco and its subsidiaries		123,243	359,599	186,007
Associates of Chinalco		6,869	9,918	-
Non-controlling shareholder of a subsidiary and its subsidiaries		145,778	-	-
Joint ventures		-	-	27

		275,890	369,517	186,034

Provision of products processing services by Chinalco and its subsidiaries	(vii)	213,553	142,244	64,377

Rental expenses for buildings and land use rights charged by Chinalco and its subsidiaries	(vi)	665,105	696,874	600,892

Other significant related party transactions:

Acquisition of non-controlling interest from a fellow subsidiary		160,271	-	-

Acquisition of assets from a fellow subsidiary		-	145,915	-

Borrowing from a fellow subsidiary	(viii)	500,000	2,350,000	1,000,000

Interest expense on a borrowing from a fellow subsidiary		4,009	54,541	40,922

Entrusted loans and other borrowings to:
Joint ventures		605,041	258,900	726,235
An associate		-	200,000	26,106
Chinalco and its subsidiaries		-	126,604	393,000
A non-controlling shareholder of a subsidiary		63,665	-	-

		668,706	585,504	1,145,341

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(a)	Significant related party transactions (Continued)

	Notes	2011	2012	2013

Other significant related party transactions: (Continued)
Interest income on entrusted loans and other borrowings to:
Joint ventures		4,361	51,106	69,462
Chinalco and its subsidiaries		-	2,327	34,923
Associate		-	-	2,518
A non-controlling shareholder of a subsidiary		1,140	-	-

		5,501	53,433	106,903

Disposal of the Aluminum Fabrication Segment and assets of Alumina Production Line and Transferred Loan to Chinalco and its subsidiaries:
Consideration(Note 6 and 38(b)) (Note b)		-	-	10,614,600
Interest income		-	-	250,124

Disposal of investments in a joint venture and an associate to Chinalco (Note 10) (Note c)		-	-	264,474

Disposal of equity interest in Chalco Iron Ore to a subsidiary of Chinalco (Note 38(c))(Note d)	-	-	12,953,368

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(a)	Significant related party transactions (Continued)

Note:

		a.	Jiaozuo Wanfang was a subsidiary of the Company prior to April 19, 2013. As disclosed in Note 2.4(c)(iii), the Company lost control of Jiaozuo Wanfang on April 19, 2013 as a result of the Deemed Disposal. Since April 19, 2013, Jiaozuo Wanfang became the associate of the Group. Accordingly, the sales of materials and finished goods to Jiaozuo Wanfang and the purchase of key and auxiliary materials from Jiaozuo Wanfang after April 19, 2013 was included in "Sales of materials and finished goods to Associates" and "Purchase of key and auxiliary materials, equipment and finished goods from Associates", respectively.

		b.	As disclosed in Notes 6 and 38(b), during the year 2013, the Group disposed of the Aluminum Fabrication Segment, assets of an alumina production line, and transferred receivables to Chinalco and its subsidiaries at a consideration of RMB10,614.6 million.

		c.	As disclosed in Note 10, during the year 2013, the Group disposed of its 50% equity interest in Chalco Sapa and its 40% equity interest in Guizhou Chalco to Chinalco at a consideration of RMB264.5 million.

		d.	As disclosed in Note 38(c), during the year 2013, the Group disposed of a 65% equity interest in Chalco Iron Ore to Chinalco Overseas Holding, a wholly-owned subsidiary of Chinalco at a consideration of USD2,118 million (equivalent of RMB12,953 million).

During the years ended December 31, 2011, 2012 and 2013, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at December 31, 2011, 2012 and 2013 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(a)	Significant related party transactions (Continued)

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows:

		(i)	Sales of materials and finished goods comprised sales of alumina, primary aluminium, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

(1) The price prescribed by the PRC government ("State-prescribed price") is adopted;

(2) If there is no State-prescribed price, state-guidance price is adopted;

(3) If there is neither State-prescribed price nor state-guidance price, then market price (being price charged to and from independent third parties) is adopted; and

(4) If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

		(ii)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

		(iii)	Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

		(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

		(v)	Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

		(vi)	Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into a building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(a)	Significant related party transactions (Continued)

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

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	December 31, 2012	December 31, 2013

Cash and cash equivalents deposited with
A fellow subsidiary (Note (i))	1,641,180	3,481,778

Trade and notes receivables
Chinalco and its subsidiaries	410,775	1,129,159
Associates of Chinalco	4,711	2,514
Associates	4,245	3,565
Joint ventures	5	1,005

	419,736	1,136,243
Less: provision for impairment of receivables	(119,280)	(124,093)

	300,456	1,012,150

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows: (Continued)

	December 31, 2012	December 31, 2013

Other current assets
Chinalco and its subsidiaries (Note(ii))	60,687	9,745,762
Associates of Chinalco	11,440	-
Associates	219,305	116,138
Joint ventures	676,246	1,441,699

	967,678	11,303,599
Less: provision for impairment of other current assets	(34,915)	(36,208)

	932,763	11,267,391

Other non-current assets
Chinalco and its subsidiaries(Note (ii))	-	12,288,413

A joint venture	200,000	-

	200,000	12,288,413

Borrowing
A fellow subsidiary	900,000	670,000

Trade and notes payables
Chinalco and its subsidiaries	213,006	285,343
Associates of Chinalco	107	538
Associates	2,335	136,760
Joint ventures	3,192	2,865

	218,640	425,506

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows: (Continued)
	December 31, 2012	December 31, 2013

Other payables and accrued expenses
Chinalco and its subsidiaries	1,788,058	1,688,186
Associates of Chinalco	26,909	66,681
Joint ventures	332	6,597
Associates	1,043	192,247

	1,816,342	1,953,711

Notes:

(i)	On August 26, 2011, the Company entered into an agreement with Chinalco Finance effective from August 26, 2011 to August 25, 2012. Pursuant to the agreement, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012, the Company renewed the financial services agreement with Chinalco Finance with a validation term of three years ended August 25, 2015.

(ii)

Included in the other current assets and non-current assets, there are receivables due from Chinalco for disposal of the Aluminium Fabrication Segment, assets of an alumina production line of Guizhou branch, transferred receivables and its 50% equity interest in Chalco Sapa and its 40% equity interest in Guizhou Chalco of RMB3,630 million and RMB4,707 million, respectively.

Included in the other current assets and non-current assets, there are receivables due from Chalco Overseas Holdings for disposing of the equity interest of Chalco Iron Ore of RMB5,372 million and RMB7,582 million, respectively.

As at December 31, 2013, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB35,232 million (December 31, 2012: RMB23,960 million) and RMB72,678 million (December 31, 2012: RMB36,938 million) .

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

	(c)	Compensation of key management personnel of the Group

	2011	2012	2013

Fees	741	732	689
Basic salaries, housing fund, other allowances and benefits in kind	4,093	4,604	5,424
Discretionary bonus	1,616	-	-
Pension cost-defined contribution schemes	250	330	319

	6,700	5,666	6,432

Note:	The Group recorded a profit before tax, including profit before tax from continuing operations and discontinued operation, of RMB1,089 million, representing an increase of RMB271 million or 33.1% as compared with the profit for the year of RMB818 million in 2011. Despite the total directors' and supervisors' remuneration of the Group in 2013 increased to some extent as compared with that in 2012, it was lower than that in 2011

For details of directors' and senior management's remuneration are included in Note 31 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2012 and 2013, except for the other capital commitments disclosed in Note 41(c) of the consolidated financial statements, the Group had no significant commitments with other related parties.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION

	(a)	Chalco Ningxia Energy Group Co., Ltd.

In the second half of 2012, the Company signed several purchase agreements with the equity holders of Ningxia Power Group Co., Ltd. () ("Ningxia Power") to acquire their interests in Ningxia Power through step acquisitions as follows:

		*	In August 2012, the Company entered into an equity transfer agreement with China Zhongtou Trust Co., Ltd. () ("Zhongtou Trust") to acquire an 11.88% equity interest in Ningxia Power at a total consideration of RMB674.9 million.

		*	In December 2012, the Company entered into an equity transfer agreement with Huadian Power International Co., Ltd. () ("Huadian Power") to acquire an additional 23.66% equity interest in Ningxia Power at a total consideration of RMB1,362 million, of which RMB545 million and RMB817 million were paid in December 2012 and January 2013, respectively.

As at December 31, 2012, the Company held a total of 35.54% equity interest in Ningxia Power which was accounted for as an investment in an associate.

		*	In August 2012, the Company signed an equity transfer agreement with Bank of China Group Investment Limited () ("CGIL") to acquire 23.42% equity interest in Ningxia Power at a consideration of RMB1,347.7 million.

		*	In December 2012, the Company signed an agreement with the other shareholders of Ningxia Power to increase its equity interest in Ningxia Power up to 70.82% with a capital injection of RMB2 billion.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION

	(a)	Chalco Ningxia Energy Group Co., Ltd. (Continued)

Both of the transactions with CGIL and the capital injection of RMB2 billion were completed in the form of cash payment on January 23, 2013, upon which the Company had a 70.82% equity interest in Ningxia Power and obtained control over Ningxia Power accordingly. Ningxia Power has been renamed as Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy") on February 8, 2013.

The acquisition of Ningxia Energy supports the Company's long-term strategy of integrating electricity supply with its aluminum business, especially in the primary aluminum segment.

The acquisition has been accounted for using the acquisition method. The consolidated financial statements have included the results of Ningxia Energy since the acquisition date. The Group has elected to measure the non-controlling interest in Ningxia Energy at the non-controlling interest's proportionate share of Ningxia Energy's identifiable net assets.

As at the acquisition date, the fair value of equity interest in Ningxia Energy held by the Company immediately before the acquisition was calculated by using the income approach with key assumptions, such as estimate price, production volume, the production costs and other related expense, with an amount of approximately RMB2,601.5 million while the carrying amount was RMB2,547.6 million (Note10(b)). The gain recognised in other gains from continuing operations in the consolidated statement of comprehensive income for the year 2013 as a result of the remeasuring the equity interest in Ningxia Energy held by the Company before the business combination to fair value is approximately RMB53.9 million (Note 28(b)).

The excess of the fair value of identifiable net assets as at the acquisition date over the consideration transferred amounting to approximately RMB651.2 million, which was mainly arising from the fair value adjustments for certain mining rights according to a professional valuer's report, was recognised in other gains from continuing operations in the consolidated statement of comprehensive income for the year ended December 31, 2013.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION (CONTINUED)

	(a)	Chalco Ningxia Energy Group Co., Ltd. (Continued)

The fair values of identifiable assets and liabilities of Ningxia Energy as at the acquisition date were as follows:

	Notes	Fair value recognised on acquisition

Assets
Cash and cash equivalents*		3,752,563
Trade and notes receivables		1,261,631
Other current assets		1,685,592
Inventories		850,795
Property, plant and equipment	8	20,068,122
Intangible assets	7	6,194,720
Land use right	9(b)	613,738
Deferred tax assets	12	94,646
Investments in joint ventures	10(a)	217,172
Investments in associates	10(b)	963,605
Other non-current assets		63,463

Liabilities
Trade and notes payables		(1,627,953)
Other payables and accrued expenses		(2,299,453)
Interest bearing loans and borrowings		(18,613,782)
Income tax payable		(12,683)
Deferred tax liabilities**	12	(1,066,031)
Other non-current liabilities**		(1,788,047)

Total identifiable net assets at fair value		10,358,098
Non-controlling interests**		(3,757,666)

Net assets acquired		6,600,432

Gain on bargain purchase recognised in other gains from continuing operations in the consolidated statement of comprehensive income	28(b)	(651,185)

		5,949,247

Satisfied by cash		3,347,715
Previously held 35.54% equity interest remeasured at acquisition-date fair value		2,601,532

Total purchase consideration		5,949,247

*	The cash and cash equivalent balance includes the capital injection of RMB2 billion by the Company on January 23, 2013.

**	The management of the Company adjusted the fair value of deferred tax liabilities, other non-current liabilities and non-controlling interests based on the newly obtained documents on mining rights payable from the government after the acquisition date.

As at the acquisition date, the fair value of intangible assets was RMB6,195 million.The fair value of mining rights was calculated using the discounted cash flow approach.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION (CONTINUED)

	(a)	Chalco Ningxia Energy Group Co., Ltd. (Continued)

The Group incurred transaction costs of RMB4.09 million for this acquisition. The transaction costs have been expensed and are included in general and administrative expenses from continuing operations in the consolidated statement of comprehensive income.

An analysis of the cash flows of cash and cash equivalents in respect of the acquisition of Ningxia Energy is as follows:

RMB'000

Net cash acquired with Ningxia Energy	3,752,563
Cash consideration paid	(3,347,715)

Net inflow of cash and cash equivalents included in cash flows from investing activities	404,848
Transaction costs of the acquisition included in the cash flows from operating activities	(4,094)

400,754

From the date of acquisition to December 31, 2013, Ningxia Energy has contributed RMB4,540 million to the Group's revenue from the continuing operations and RMB297 million to the Group's net profit from the continuing operations for the year ended December 31, 2013. If the combination had taken place at the beginning of the period, the revenue from continuing operations would have been RMB169,814 million and the net profit from continuing operations for the period would have been RMB555 million.

(b)	PT. Nusapati Prima ("PTNP")

In September 2012, the Group signed purchase agreements with the equity holders of Jointcap International Limited ("Jointcap") and Winshore Investment Limited ("Winshore") to acquire 100% equity interests in Jointcap and Winshore. Jointcap and Winshore held 70% equity interest in PTNP, a company incorporated in Indonesia, which holds several bauxite exploration permits and mining rights in Indonesia. The business combination was completed on April 26, 2013, at a total cash consideration of RMB97.3 million (USD15.5 million).

The acquisition of PTNP supports the Company's long-term strategy of sustained and stable supply of bauxite.

The acquisition has been accounted for using the acquisition method. The consolidated financial statements have included the results of PTNP since the acquisition date. The Group has elected to measure the non-controlling interests in PTNP at the non-controlling interests' proportionate shares of PTNP's identifiable net assets.

The excess of the consideration over the fair value of identifiable net assets as at the acquisition date amounting to approximately RMB14.3 million was recognised as goodwill as at the date of acquisition and the amount of the non-controlling interests in PTNP at the date of acquisition was RMB44.2 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION (CONTINUED)

	(b)	PT. Nusapati Prima ("PTNP") (Continued)

The fair values of the identifiable assets and liabilities of PTNP as at the acquisition date were as follows:

	Notes	Fair value recognised on acquisition

Assets
Cash and cash equivalents		6,454
Other current assets		3,055
Inventories		13,217
Property, plant and equipment	8	9,786
Intangible assets	7	160,561
Other non-current assets		5,813

Liabilities
Trade and notes payables		(23,610)
Other payables and accrued expenses		(88)
Income tax payable		(119)
Deferred tax liabilities	12	(39,227)
Other non-current liabilities		(8,615)

Total identifiable net assets at fair value		127,227
Non-controlling interests		(44,221)

Net assets acquired		83,006
Goodwill recognised	7	14,254

Total purchase consideration		97,260

As at the acquisition date, the fair value of intangible assets was RMB160.6 million, which mainly comprise the mining rights, whose fair value was valuated using the discounted cash flow approach method.

The Group incurred transaction costs of RMB0.18 million for this acquisition. The transaction costs have been expensed and are included in general and administrative expenses from continuing operations in the consolidated statement of comprehensive income.

An analysis of the cash flows of cash and cash equivalents in respect of the acquisition of PTNP is as follows:

RMB'000

Net cash acquired with PTNP	6,454
Cash consideration paid	(18,624)

Net outflows of cash and cash equivalents included in cash flows from investing activities	(12,170)
Transaction costs of the acquisition included in the cash flows from operating activities	(180)

(12,350)

From the date of acquisition, PTNP has contributed nil to the Group's revenue from the continuing operations and contributed loss of RMB5.96 million to the Group's net profit from the continuing operations for the period ended December 31, 2013. If the combination had taken place at the beginning of the year, the revenue from continuing operations would have been RMB169,431 million and the profit from continuing operations for the year would have been RMB543.08 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES

All the effects of the disposal of the Aluminum Fabrication Segment were excluded from the information disclosed in this note below since it was considered as a discontinued operation. For details of the discontinued operation, refer to Note 6 for details.

(a) Deemed disposal of Jiaozuo Wanfang

As disclosed in Note 2.4(c) (iii), the Company disposed of its equity interest in Jiaozuo Wanfang on April 19, 2013 through the Deemed Disposal. The details of the net assets disposed of are as follows:

	Notes	April 19, 2013

Net assets disposed of:
Cash and cash equivalents		190,786
Trade and notes receivables		176,675
Other current assets		235,936
Inventories		507,124
Property, plant and equipment	8	3,711,206
Land use right	9(b)	48,220
Intangible assets	7	35,174
Deferred tax assets	12	161,018
Investment in a joint venture	10(a)	4,500
Investment in associates	10(b)	1,469,145
Other non-current assets		62,806
Trade and notes payables		(374,149)
Other payables and accrued expenses		(802,635)
Interest bearing loans and borrowings		(2,871,917)
Deferred tax liabilities	12	(304)
Other non-current liabilities		(12,579)

Net assets		2,541,006
Non-controlling interests		(1,931,114)

Net assets disposed of		609,892

Gain on deemed disposal of Jiaozuo Wanfang		547,237

		1,157,129

Investments in associates	10(b)	1,157,129

Satisfied by:
Cash		-

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES (CONTINUED)

	(a)	Deemed disposal of Jiaozuo Wanfang (Continued)

On September 29, 2010, the Company disposed of a 4.998% equity interest in Jiaozuo Wanfang at a consideration of RMB510 million. The difference between the disposal consideration and the proportionate amount of the net assets attributable to the Company of RMB257.5 million was recognised as capital reserve in the consolidated financial statements.The Company considers that it lost control over Jiaozuo Wanfang after its equity interest in Jiaozuo Wanfang was diluted in the current year and the disposal of the 4.998% equity interest in 2010. The management of the Company believed that the above transactions were accounted for as a single transaction after considering the terms, conditions and commercial effect of these transactions.

The Company recognised a total gain from loss of control of Jiaozuo Wanfang amounting to RMB805 million (Note 28(b)), representing the gain of RMB547 million from the above Deemed Disposal and the transfer of a gain of RMB257.5 million from capital reserve relating to the disposal of 4.998% equity interest in 2010. The fair value of the Company's retained equity interest in Jiaozuo Wanfang at the date of loss of control was calculated by using the share price of Jiaozuo Wanfang multiplied by the retained shares.

An analysis of the cash flows of cash and cash equivalents in respect of the Deemed Disposal of Jiaozuo Wanfang is as follows:

2013

Cash consideration	-
Less: cash and cash equivalents of Jiaozuo Wanfang disposed of	(190,786)

Net outflows of cash and cash equivalents in respect of the deemed disposal of Jiaozuo Wanfang	(190,786)

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES (CONTINUED)

	(b)	Disposal of Alumina Production Line of Guizhou Branch of the Company

On June 6, 2013, the Company entered into an Alumina Assets Transfer Agreement with Guizhou Aluminum Plant (), a subsidiary of Chinalco, pursuant to which the Company transferred the alumina production line of Guizhou Branch of the Company (the "Alumina Production Line") to Guizhou Aluminum Plant (). Pursuant to the Alumina Assets Transfer Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognised in the PRC of the net assets of Alumina Production Line as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date. The above transaction was completed on June 27, 2013.

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Alumina Production Line, the consideration for the disposal of the Alumina Production Line was finalized at RMB4,300.1 million. The details of the net assets disposed of are as follows:

	Notes	June 27, 2013

Net assets disposed of:
Inventories		560,925
Other current assets		11,276
Property, plant and equipment	8	3,993,895
Deferred tax assets	12	12,380
Trade and notes payables		(16,336)
Other payables and accrued expenses		(1,270)
Interest bearing loans and borrowings		(280,000)
Other non-current liabilities		(14,017)

Net assets disposed of		4,266,853
Gain on disposal of the Alumina Production Line	28(b)	33,247

		4,300,100

		2013

Satisfied by:
Cash received in 2013		885,794
Receivable from Chinalco as at December 31, 2013		3,414,306

Total consideration		4,300,100

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES (CONTINUED)

	(b)	Disposal of Alumina Production Line of Guizhou Branch of the Company (Continued)

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the Alumina Production Line is as follows:

2013

Cash consideration received in 2013	885,794

Less: cash and cash equivalents of Alumina Production Line disposed of	-

Net inflows of cash and cash equivalents in respect of the disposal of the Alumina Production Line	885,794

(c)	Disposal of Chalco Iron Ore

On October 18, 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong Limited, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary Chinalco Overseas Holdings pursuant to which Chalco Hong Kong Limited agreed to transfer its 65% equity interests in Chalco Iron Ore to Chalco Overseas Holdings. As an investment vehicle, Chalco Iron Ore holds 47% equity interests in Simfer Jersey Limited which in turns holds indirectly 95% equity interests in the Simfer SA, which directly invests in and operates the Simandou Project in Guinea, West Africa(the "Simandou Project"). The Simandou Project involves the development of a premium open-pit iron mine located in Guinea in West Africa.

Pursuant to the Share Purchase Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognised in the PRC of the net asset of Chalco Iron Ore as at December 31, 2012 (the "Valuation Date"), adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date. The above transaction was completed on December 26, 2013 (the "Disposal Date"). After giving adjustment to the change in the net assets value from the Valuation Date (December 31, 2012) to the Disposal Date regarding Chalco Iron Ore, the consideration for the disposal of the Chalco Iron Ore was finalized at USD2,118 million(equivalent of RMB12,953 million).

The Simandou Project is a large project in terms of the investment scale with a long construction period. As a party to the Simandou Project, taking into account of the current financial position, the Company had funding pressure. In order to reduce the capital expenditure, lower the gear ratio and cut down the interest expenses, the Company disposed its equity interest in the Simandou Project. The Company believes that the above disposal will bring considerable cash flows for the Company and reduce the interest expenses.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES (CONTINUED)

	(c)	Disposal of Chalco Iron Ore (Continued)

The details of the net assets disposed of are as follows:

	Notes	December 26, 2013

Net assets disposed of:
Cash and cash equivalents		8,545
Other current assets		282
Investment in associate	10(b)	11,727,062
Property, plant and equipment	8	131
Other payables and accrued expenses		(19,296)

Net assets		11,716,724
Non-controlling interests		(4,223,966)

Net assets disposed of (i)		7,492,758

Gain on disposal of the Chalco Iron Ore (ii)		5,460,610
Currency translation difference		(47,366)

Total gain on disposal of the Chalco Iron Ore	28(b)	5,413,244

Total consideration ((i)+(ii))		12,953,368

		2013

Satisfied by:
Cash		-
Receivable from Chinalco		12,953,368

Total consideration		12,953,368

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Chalco Iron Ore is as follows:

2013

Cash consideration	-

Less: cash and cash equivalents of Chalco Iron Ore disposed of	(8,545)

Net outflows of cash and cash equivalents in respect of the disposal of Chalco Iron Ore	(8,545)

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

39.	SENIOR PERPETUAL SECURITIES

On October 29, 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (the "Issuer") issued US$350,000,000(equivalent to RMB2,140.1 million) senior perpetual securities at an initial interest rate of 6.625% ("Senior Perpetual Securities"). The proceeds from issuance of Senior Perpetual Securities after the issuance costs is RMB2,122.6 million, and will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the Senior Perpetual Securities are paid semi-annually in arrears from October 29, 2013 and may be deferred at the discretion of the Group. The Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After October 29, 2018, the coupon rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312%, (b) the U. S. Treasury Rate, and (c) a margin of 5.00% per annum. While any coupon interest payments are unpaid or deferred, the Group, subsidiary guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms of the Senior Perpetual Securities, the Group has no contractual obligation to repay its principal or to pay any coupon interest. The Senior Perpetual Securities do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution will be treated as equity distribution to the equity owners.

40.	CONTINGENT LIABILITIES

As at December 31, 2012 and 2013, the Group had no significant contingent liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

41.	COMMITMENTS

	(a)	Capital commitments of property, plant and equipment

	December 31, 2012	December 31, 2013

Contracted, but not provided for	8,415,513	4,877,004
Authorised, but not contracted for	32,560,108	41,508,287

	40,975,621	46,385,291

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at December 31,2013 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

	December 31, 2012	December 31, 2013

Within one year	705,338	585,637
In the second to fifth years, inclusive	2,784,132	2,173,516
After five years	19,120,917	16,947,072

	22,610,387	19,706,225

(c)	Other capital commitments

As at December 31, 2013, commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	December 31, 2012	December 31, 2013

Associates	3,435,715	330,000
Joint ventures	130,800	197,005
Available-for-sale financial investments	29,600	-

	3,596,115	527,005

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2012 and 2013

(Amounts expressed in thousands of RMB unless otherwise stated)

42.	EVENTS AFTER THE REPORTING PERIOD

(i) According to the resolution of the board of directors held on March 18, 2014, the board did not propose any payment of final dividend for the year ended December 31, 2013.

(ii)

On January 21, 2014, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of April 22, 2014 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 6.30%.

On February 20, 2014, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of November 17, 2014 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.80%.

On March 12, 2014, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of December 7, 2014 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.40%.

On March 26, 2014, the Company completed a private issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit with a maturity date of March 27, 2015 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 6.15%.

43.	COMPARATIVE AMOUNTS

As further explained in Notes 2.1 and 6, due to the disposal of the discontinued operation, the comparative amounts of the consolidated statement of comprehensive income and related notes have been revised as if the operation discontinued during the current year had been discontinued at the beginning of the first period presented. Certain comparative amounts in the footnotes have been reclassified to conform to the current year's presentation and accounting treatment.

44.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the audit committee of the Board of Directors on Apirl 1, 2014.