Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2015-04-15
CIK 1161611

As filed with Securities and Exchange Commission on April 15, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Ge Honglin
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2014:

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

Yes [ ] No [X]

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information, may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

*	future general economic conditions;

*	future conditions in the international and China capital markets;

*	future conditions in the financial and credit markets;

*	future prices and demand for our products;

*	future PRC tariff levels for alumina and primary aluminum;

*	sales of our products;

*	the extent and nature of, and potential for, future development;

*	production, consumption and demand forecasts of bauxite, coal, alumina and primary aluminum;

*	expansion, consolidation or other trends in the primary aluminum industry;

*	the effectiveness of our cost-saving measures;

*	future expansion, investment and acquisition plans and capital expenditures;

*	competition;

*	changes in legislation, regulations and policies;

*	estimates of proven and probable bauxite reserves;

*	our research and development plans; and

*	our dividend policy.

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

"Chalco Liupanshui" refers to Chalco Liupanshui Hengtaihe Mining Co., Ltd., 49% of the equity interest of which is owned by us;

"Chalco Mining" refers to Chalco Mining Co., Ltd., our wholly-owned subsidiary established under the PRC law;

"Chalco Nanhai" refers to Chalco Nanhai Alloy Company, a wholly-owned subsidiary of our Group established under the PRC law;

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

"Chalco Trading" or "CIT" refers to China Aluminum International Trading Co., Ltd., our wholly owned subsidiary established under the PRC law;

"Chalco Xing Xian" refers to the Bayer process production system and ancillary facilities at Xing Xian, Lvliang City of Shanxi Province with production capacity of 800,000 tonnes of metallurgical grade alumina per year;

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

"Chinalco Finance" refers to Chinalco Finance Co., Ltd.;

"CSRC" refers to China Securities Regulatory Commission;

"C$" refers to the legal currency of Canada;

"Dongdong Coal" refers to Shaanxi Chengcheng Dongdong Coal Co., Ltd., 45% of the equity interest of which is owned by us;

"Energy-Saving and Emission Reduction Goals" refers to the energy-saving and emission reduction goals set out in China's 12th Five-Year Plan for National Economic and Social Development laid out in 2011, by which China expects to cut its per unit GDP energy consumption by 16 percent compared with the 2010 level by the end of 2015;

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

"HK$" and "HK dollars" refer to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

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

"Jiaozuo Wanfang" refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., 17.246% of the equity interest of which was owned by us as of December 31, 2014. Jiaozuo Wanfang was our subsidiary from January 1, 2008 when we established de facto control over it to April 19, 2013 when it completed its private placement of A shares. On January 22 and 23, 2015, we disposed 0.396% total share capital of Jiaozuo Wanfangthrough the securities trading system of the Shenzhen Stock Exchange. On March 2, 2015, we entered into a share transfer agreement with Geo-Jade Petroleum Corporation, pursuant to which we agreed to transfer 100,000,000 unrestricted tradable shares, representing 8.3136% of the total ordinary shares of Jiaozuo Wanfang to Geo-Jade Petroleum Corporation. On March 25, 2015, the Company received the share transfer approval from SASAC;

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

"Shanxi Huaxing" refers to Shanxi Huaxing Aluminum Co., Ltd., a wholly-owned subsidiary of our Group;

"Shanxi Huaze" refers to Shanxi Huaze Aluminum and Power Co., Limited, 60% of the equity interest of which is owned by us;

"Shanxi Other Mines" refers to the seven of mines, in which we entrusted other party to conduct mining activities, including Shangtan mine, Jindui mine, Shicao mine, Nanpo mine, Xishan mine, Niucaogou mine and Sunjiata mine in Shanxi Province that became the mining areas of our new own mine in 2010;

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

"Zhangze Electric Power" refers to Shanxi Zhangze Electric Power Co., Ltd.;

"Zunyi Alumina" refers to Chalco Zunyi Alumina Co., Ltd., 73.28% of the equity interest of which is owned by us; and

"Zunyi Aluminum" refers to Zunyi Aluminum Co., Ltd., 62.1% of the equity interest of which is owned by us.

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.2046 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical exchange rates between the Renminbi and the U.S. dollar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

Historical Financial Information

Our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. We disposed of substantially all of our aluminum fabrication operations to Chinalco in June 2013. As a result, the operating results of our aluminum fabrication segment were presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013. Our consolidated statements of comprehensive income for the year ended December 31, 2012 as presented in this annual report are revised to reflect the reclassification between continuing operations and discontinued operation accordingly. We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 included in this annual report. Ernst & Young, our independent registered public accounting firm, has issued an unqualified auditor's report on our consolidated statements of financial position as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2012, 2013 and 2014.

The following tables present selected comprehensive income data and cash flows data for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and selected statements of financial position data as of December 31, 2010, 2011, 2012, 2013 and 2014 that were prepared under IFRSs. As the operating results of the aluminum fabrication segment have been presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013, the comparative figures for our consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly. The selected financial information for the years ended and as of December 2012, 2013 and 2014 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this annual report.

Year Ended December 31,

2010	2011	2012	2013	2014	2014

RMB	RMB	RMB	RMB	RMB	US$
(in thousands, except per share and per ADS data)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME DATA

Continuing Operations
Revenue	113,060,949	138,205,723	143,436,995	169,431,235	141,772,292	22,849,546
Cost of sales	(105,647,804)	(130,835,875)	(143,425,940)	(166,679,798)	(141,138,806)	(22,747,447)

Gross profit	7,413,145	7,369,848	11,055	2,751,437	633,486	102,099
Selling and distribution expenses	(1,448,100)	(1,487,996)	(1,833,983)	(1,859,220)	(1,753,234)	(282,570)
General and administrative expenses	(2,449,996)	(2,553,358)	(2,750,222)	(2,946,879)	(4,832,156)	(778,802)
Research and development expenses	(162,021)	(206,430)	(184,683)	(193,620)	(293,766)	(47,346)
Impairment loss on property, plant and equipment	(701,781)	(279,750)	(19,903)	(501,159)	(5,679,521)	(915,373)

Government grants	316,752	159,774	734,852	805,882	823,986	132,802
Other gains/(losses), net	471,281	502,462	(16,989)	7,399,252	356,935	57,528
Operating profit/(loss) from continuing operations	3,439,280	3,504,550	(4,059,873)	5,455,693	(10,744,270)	(1,731,662)
Finance costs, net	(2,190,355)	(2,916,791)	(4,060,624)	(5,233,070)	(5,670,338)	(913,892)

Operating profit/(loss) from continuing
operations less finance costs	1,248,925	587,759	(8,120,497)	222,623	(16,414,608)	(2,645,554)
Share of profits of joint ventures	233,784	122,262	37,040	148,749	89,510	14,426
Share of profits of associates	239,458	400,706	256,081	511,869	350,575	56,502

Profit/(loss) before income tax
from continuing operations	1,722,167	1,110,727	(7,827,376)	883,241	(15,974,523)	(2,574,626)
Income tax (expense)/benefit
from continuing operations	(398,739)	(121,175)	371,092	(339,551)	(1,074,910)	(173,244)

Profit/(loss) for the year
from continuing operations	1,323,428	989,552	(7,456,284)	543,690	(17,049,433)	(2,747,870)
Profit/(loss) per share from continuing operations	0.08	0.04	(0.52)	0.05	(1.20)	(0.19)
Discontinued operation
(Loss) /profit for the year
from discontinued operation	(354,290)	(299,048)	(1,187,299)	207,144	-	-

Profit/(loss) for the year	969,138	690,504	(8,643,583)	750,834	(17,049,433)	(2,747,870)

Profit/(loss) Attributable to:
Owners of the parent	778,008	237,974	(8,233,754)	975,246	(16,216,880)	(2,613,687)
Non-controlling interests	191,130	452,530	(409,829)	(224,412)	(832,553)	(134,183)

Dividends	154,179	-	-	-	-	-

Basic and diluted earnings/(loss) per share	0.06	0.02	(0.61)	0.07	(1.20)	(0.19)
Earnings/(loss) per ADS	1.44	0.44	(15.22)	1.80	(29.98)	(4.83)
Dividends (expressed in RMB and US$ per share and per ADS)
Final dividends per share	-	0.0114	-	-	-	-
Final dividends per ADS	-	0.2850	-	-	-	-
Proposed dividends per share	0.0114	-	-	-	-	-
Proposed dividends per ADS	0.2850	-	-	-	-	-

	Year Ended December 31,

	2010	2011	2012	2013	2014	2014

	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

Total current assets	41,324,547	49,969,708	49,016,016	63,065,421	63,474,383	10,230,213
Total non-current assets	99,997,492	107,164,449	126,000,866	136,441,633	129,157,588	20,816,425

Total assets	141,322,039	157,134,157	175,016,882	199,507,054	192,631,971	31,046,638

Total current liabilities	55,733,547	62,360,398	83,853,411	96,737,581	104,235,566	16,799,724
Total non-current liabilities	28,401,637	36,619,073	37,392,321	49,067,354	48,767,563	7,859,904

Total liabilities	84,135,184	98,979,471	121,245,732	145,804,935	153,003,129	24,659,628

Net assets	57,186,855	58,154,686	53,771,150	53,702,119	39,628,842	6,387,010

Long-term interest bearing loans and borrowings
(excluding current portion)	27,723,867	35,968,526	36,635,652	46,294,828	44,769,211	7,215,487

Capital stock	13,524,488	13,524,488	13,524,488	13,524,488	13,524,488	2,179,752

	Year Ended December 31,

	2010	2011	2012	2013	2014	2014

	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

OTHER FINANCIAL DATA
Net cash flows generated
from operating activities	7,103,859	2,489,756	1,122,352	8,251,338	13,773,049	2,219,813
Net cash flows used in investing activities	(8,260,317)	(9,714,547)	(23,153,090)	(7,686,069)	(4,921,338)	(793,177)
Net cash flows generated
from/(used in) financing activities	2,717,553	8,842,453	20,428,953	1,758,409	(3,970,741)	(639,967)

Net increase/(decrease) in cash
and cash equivalents	1,561,095	1,617,662	(1,601,785)	2,323,678	4,880,970	786,669

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Chinese Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve H.10 Statistical Release. On April 1, 2015, the exchange rate for Renminbi was US$1.00 = RMB6.1976.

Period	Period End	Average(1)	High	Low
		(RMB per US$1.00)

2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
September	6.1380	6.1382	6.1495	6.1266
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.2103	6.2422	6.2741	6.1955
April (through April 1, 2015)	6.1976	6.1976	6.1976	6.1976

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

Demand for our products depends on the general economy and level of activity and growth in the industries where we operate or serve. Development of the relevant industries is subject to various factors, including but not limited to market fluctuations of prices of commodities, general political or economic conditions, technology development, government investment plans and regulations, fluctuation in global production capacity and global and regional weather conditions, many of which are beyond our control. Unfavorable and volatile financial or economic conditions, such as those caused by the global financial and economic crisis since 2008, including the sovereign-debt crisis in the European Union in 2011 to 2012 and the continued weakness and uncertainty regarding the durability of the emerging economic recovery, have adversely affected the global economy and resulted in a significant decrease in our sales volumes. If a global recession recurs, demand for our products may continue to decline. In addition, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, unemployment, consumer confidence, declining asset values, capital market volatility and liquidity issues have created difficult operating conditions for us in the past and may continue to do so in the future. Furthermore, the PRC Government has, from time to time, adjusted its monetary, fiscal and other policies and measures to manage the rate of growth of the economy or the overheating and overcapacity in certain industries or markets. As a result, the general economy in the PRC or the world or any particular industry in which we operate or which we serve may grow at a lower-than-expected rate or even experience a downturn. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

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

We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. Primarily as a result of the recovery of the global economy from the global financial crisis, the Australian FOB spot price of alumina and the international spot price of primary aluminum on the LME reached a high of US$440 per tonne and US$2,802 per tonne, respectively, in the first half of 2011, compared with US$390 per tonne and US$2,447 per tonne, respectively, in 2010. However, since the third quarter of 2011, demand for alumina and primary aluminum has been negatively affected by the European debt crisis. As a result, the Australian FOB spot price of alumina and the international spot price of primary aluminum on the LME have been generally decreasing and reached a low of US$308 per tonne and US$1,837 per tonne, respectively, in 2012. In 2013, demand for alumina and primary aluminum fluctuated. The Australian FOB spot price of alumina reached a high of US$351.5 and a low of US$312.5 per tonne and the international spot price of primary aluminum on the LME reached a high of US$2,123.0 per tonne and a low of US$1,694.5 per tonne in 2013. In 2014, the Australian FOB spot price of alumina and the international cash priceof primary aluminum on the LME reached a high of US$357 per tonne and a low of US$307 per tonne and a high of US$2,089 per tonne and a low of US$1,634 per tonne, respectively. Our average external selling prices of self-produced alumina and primary aluminum were RMB2,470 per tonne and RMB13,551 per tonne respectively in 2014, which decreased by approximately 2.1% and 7.3%, respectively, from 2013 to 2014. Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in alumina or primary aluminum prices. There is no assurance that there will be no further falls in prices of our key products, including alumina, primary aluminum and other non-ferrous metal, which may materially and adversely affect our business, financial condition and results of operations.

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

Our plans to upgrade and expand our production capacity will require substantial capital expenditures. See "Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion." We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. As a result, we expect to incur total capital expenditures of approximately RMB10 billion in 2015. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

We incurred losses in the past and may not achieve sustained profitability in the future.

Although we were profitable in 2013, we incurred a net loss of approximately RMB8.6 billion and RMB17.0 billion in 2012 and 2014, respectively. We may incur losses in the future and we cannot assure you that we will sustain profitability in the future.

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

During the past a few years, we expanded the production capacity by completing the construction, upgrading or remoulding of some of our alumina and primary aluminum production facilities. We expect our production capacity expansion in recent years to increase our costs of sales, in particular, depreciation and amortization costs. If we are able to maintain satisfactory facility utilization rates and increase our production output, our production capacity expansion will enable us to reduce our unit costs through economies of scale, as fixed costs will be spread over a higher volume of output units. Conversely, underutilization of our existing and newly acquired or constructed production facilities may increase our marginal production costs and prevent us from realizing the intended economic benefits of our expansion. For example, as a result of the decrease in our procurement of imported bauxite from Indonesia in response to the change in Indonesian bauxite export policy, we suspended the operations of certain alumina production facilities in our Shandong branch, Henan branch and Zhongzhou branch with an aggregate annual designed production capacity of 170,000 tonnes in 2012, and due to large negative variation of mineral resource and the high costs of natural gas, our Chongqing branch suspended alumina production capacity of 800,000 tonnes in 2014, which adversely affected our results of operations and financial condition. Please see "- Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices." In addition, considering the sustained weak primary aluminum pricing environment and deterioration in primary aluminum prices which could not be offset through decreases in our costs, we implemented flexible production arrangements for certain alumina and primary aluminum production facilities since 2013. In addition, we abandoned certain primary aluminum and alumina production facilities with an aggregate annual designed production capacity of 157,500 and 30,000 tonnes, respectively, in 2014. We also increased our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases has reduced our utilization of certain production facilities, but has not resulted in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment. Given our high proportion of fixed costs, failure to maintain historical utilization rates may adversely affect our gross and operating margins.

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

If business conditions deteriorate, long lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. We recorded impairment loss on property, plant and equipment during the three years ended December 31, 2012, 2013 and 2014. In 2014, we recorded impairment loss for land use rights of RMB141 million for our Chongqing branch, impairment loss of property, plant and equipment of RMB5,680 million, impairment loss of mining rights of RMB35 million and impairment loss of computer software and other intangible assets of RMB73 million. We cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but are not limited to, a sustained decline in our stock price, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base or a material adverse change in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

Cost of electricity is the principal production cost in our primary aluminum operations. Although our average electricity cost per kilowatt-hour, or kWh, of our primary aluminum smelters decreased by approximately 6.7% from 2013 to 2014, there is no assurance that demand for and prices of electricity will not increase in the future. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.

In addition, interruptions in the supply of power can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of power, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. In the past, various regions across China experienced shortages and disruptions in electrical power, especially during peak demand in the summer or during severe weather conditions. We cannot assure you that our operations will not suffer from shortages or disruptions in electrical power, any occurrence of which could have a material and adverse impact on our business, financial condition and results of operations.

Our operations consume substantial amounts of coal, and our operations may be adversely affected if we are not able to procure sufficient coal or if coal prices rise significantly.

We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. In addition, although our average purchase price per unit tonne of thermal coal used in our alumina production decreased from 2013 to 2014, there is no assurance that the price of coal will not increase in the future. If we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

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

Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from three major sources, including mines that we own or jointly operate and external suppliers. See "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply." The extent to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. The supply of bauxite could be affected by various factors, including geographic conditions of bauxite mines, government policies, market prices and competition, many of which are beyond our control. We rely on overseas suppliers to obtain a portion of bauxite we use for production, including Indonesia, a major source of imported bauxite of us. In May 2012, the Government of Indonesia imposed a ban on the exportation of 14 types of unprocessed minerals, including bauxite, with an exception for mining companies that plan to build local processing facilities. For mining companies with plans to build local processing facilities, the Government of Indonesia imposes a 20% export tariff on the exportation of these 14 types of minerals. In response to the change in Indonesian bauxite export policy, we reduced our procurement of bauxite from Indonesia, which resulted in a decrease in our total supply of imported bauxite. As a result, in 2012, we suspended the operations of certain alumina production facilities in our Shandong branch, Henan branch and Zhongzhou branch with an aggregate annual designed production capacity of 170,000 tonnes. In January 2014, the Government of Indonesia imposed an absolute ban on the exportation of unprocessed bauxite and nickel without any exception. Prices of imported bauxite may continue to increase as a result of such ban. In addition, as the result of the ban, since January 2014, we were not able to export the bauxite produced by our bauxite mines in Indonesia for the use of our alumina refineries in China. If we exhaust our stockpiles and cannot find an alternative source of imported bauxite at competitive prices, our financial condition, results of operations and profitability could be adversely affected.

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

We are subject to a high degree of financial leverage. We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2014, we had approximately RMB75.2 billion in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB44.8 billion in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). Please see Note 20 to our audited consolidated financial statements for more detailed information about our borrowings. Primarily as a result of this, we had net current liabilities of RMB40.8 billion as of December 31, 2014. This level of debt could have significant consequences on our operations, including:

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

We completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities and US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities (together, the "Securities") in October 2013 and April 2014, respectively, through Chalco Hong Kong Investment Company Limited (the "Issuer") with guarantees to the repayment obligations of the Securities provided by seven of our subsidiaries including Chalco Hong Kong Limited (the "Subsidiary Guarantors"). The indentures governing the Securities contain a number of significant financial and other covenants. Such covenants restrict, subject to certain exceptions, among other things, our and our subsidiaries' ability to create, or have outstanding, any security interest upon our or our subsidiaries' present or future undertaking, assets or revenues to secure any indebtedness which is in the form of bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market ("Relevant Indebtedness") which is issued outside the PRC, our ability to create or have any Relevant Indebtedness which is issued outside the PRC, our ability to create or have outstanding any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and the Issuer's, Subsidiary Guarantors' and their respective subsidiaries' ability to create, or have outstanding, any security interest upon their present or future undertaking, assets or revenues to secure any Relevant Indebtedness or any guarantee or indemnity in respect of any Relevant Indebtedness or to sell or otherwise dispose of capital stock held or controlled by it in any direct or indirect subsidiary of Chalco Hong Kong Limited which is not a Subsidiary Guarantor.

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

The Securities are guaranteed by certain of our subsidiaries. A breach of any of the covenants in the indenture governing the Securities could result in a redemption of the Securities at our discretion or an increase of coupon rate if we do not redeem the Securities upon a breach of such covenants. If we default under the Securities in the future, the holders may enforce their claims against the guarantors to satisfy our obligations to them. In addition, such default may result in a default and acceleration of our senior debt and the holders of our senior debt could gain ownership of the capital stock of certain of our wholly owned subsidiaries (if such capital stock is pledged for such senior debt) and/or enforce their claims against the assets of the guarantors (if guarantee is provided for such senior debt). We conduct substantially all of our operations in China and substantially all of our assets are located in China and, if we default under our senior debt, we would lose control or ownership of our assets and operations in China and there may be few or no assets remaining with which we could conduct our business or from which the claims of our other creditors could be satisfied.

The interests of our controlling shareholder who exerts significant influence over us may conflict with ours.

As of December 31, 2014, our largest shareholder, Chinalco, directly owned 38.56% of our issued share capital and indirectly owned an additional 2.77% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

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

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments in accordance with China's Energy-Saving and Emission Reduction Goals. In 2010 and 2011, some of our primary aluminum production facilities were subject to power rationing carried out by some provincial governments to fulfill their energy-saving and emission reduction goals. Although power rationing only slightly reduced our primary aluminum production in 2010 and 2011 and the PRC central government has denounced it as an improper means to fulfill the Energy-Saving and Emission Reduction Goals, some or all of our primary aluminum production facilities may be subject to power rationing or other similar policies and orders from time to time in the future, which may adversely affect our production. On July 18, 2013, the Ministry of Industry and InformationTechnology of the PRC ("MIIT") issued the Standard Conditions for Aluminum Industry, which sets forth various standards for existing and new projects, including standards for environment protection, energy consumption, and utilization of resources. In order to meet these standards, we may be required to update our equipment and improve our technology, which could delay our production or result in additional costs and expenses. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

We had not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants and daily operations management. As of December 31, 2014, the book value of our properties with defective titles is RMB5,898.0 million, which represented approximately 14.9% of our net asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2014, the book value of these land parcels is RMB398.6 million, represented approximately 1.0% of our net asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.

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

We are subject to risks normally associated with cross-border transactions, and our export products have been and may become subject to anti- dumping or countervailing duty proceedings.

We generate revenue from exports of certain alumina chemical products and certain non-ferrous metals and minerals products to foreign jurisdictions. Such foreign jurisdictions may take restrictive measures, including, among others, anti-dumping duties and other non-tariff barriers, to protect their own markets. Our sales in major overseas markets may be adversely affected by increases in or new impositions of anti-dumping duties, countervailing duties, quotas or tariffs imposed on our exports. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets could adversely affect the exports to these regions in the future. By virtue of our transactions with parties outside the PRC, we will be subject to the risks normally associated with cross-border business transactions and activities. We will also be exposed to the risk of changes in social, legal, political and economic conditions in the foreign jurisdictions to which we export. In particular, unexpected changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit our operations and make the repatriation of profits difficult.

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

As a significant majority of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

*

The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

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

28

*

The PRC legal system is still under development. Laws are enacted and amended and regulations are improving regularly and issued relatively frequently. Because of this and the limited volume of published decisions and their lack of binding precedential nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The inability to enforce or obtain a remedy under any of our present or future agreements could result in a significant loss of business, business opportunities or capital.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The four firms which are subject to the six month suspension from practicing before the SEC have recently appealed the initial administrative law decision to the SEC. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firm can also further appeal the final decision of the SEC through the federal appellate courts. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is affiliated to one of the four accounting firms above.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance of the PRC (the "MOF"), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. In February 2015, each of the four accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms' ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms' legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include six subsidiaries mainly engaged in bauxite mining; one integrated alumina and primary aluminum production plant; eight stand-alone alumina refineries, including our Research Institute; 11 stand-alone primary aluminum smelters; one carbon production plantand one integrated power generation company with coal mining operations. All of our principal alumina and primary aluminum production facilities are operated in accordance with ISO14001 standards. In addition, as of December 31, 2014, we had one alumina production plant under construction.

Disposal of Aluminum Fabrication Business

In line with our development strategy to focus on the upstream sectors of the aluminum industry chain and the production of high value added products, we disposed of substantially all of our aluminum fabrication operations to Chinalco pursuant to the approval of shareholders at the 2012 annual general meeting on June 27, 2013.

On May 13, 2013, we submitted the tender notice to CBEX to dispose of the equity interest we held in eight aluminum fabrication enterprises, including Henan Aluminum, Chalco Southwest Aluminum, Chalco Southwest Aluminum Cold Rolling, Huaxi Aluminum, Qingdao Light Metal, Chalco Ruimin, Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. and Guizhou Chalco Aluminum Co., Ltd. (collectively, "Aluminum Fabrication Interests") through open tender. Chinalco participated in and won the bid for the Aluminum Fabrication Interests on June 7, 2013. We entered into an agreement (the "Aluminum Fabrication Interests Transfer Agreement") with Chinalco on June 9, 2013 for the disposal of Aluminum Fabrication Interests for a consideration of RMB3,242.2 million. Such consideration was the initial bidding price, which was determined with reference to the appraised value of the Aluminum Fabrication Interests. Pursuant to the Aluminum Fabrication Interests Transfer Agreement, Chinalco will pay the consideration in cash in two installments, namely, 30% of the consideration to be paid within five business days after the effective date of the agreement and 70% of the consideration to be paid by June 30, 2014. Chinalco must pay interest for the second installment for the period starting from the date immediately after the effective date until the payment date at the one-year lending rate set by the PBOC. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Chinalco had paid the first and the second installments in accordance with the Aluminum Fabrication Interests Transfer Agreement.

As a condition of the disposal of the Aluminum Fabrication Interests, on June 9, 2013, we entered into an agreement with Chinalco to transfer the outstanding entrusted loans we provided to Henan Aluminum and Qingdao Light Metal as of December 31, 2012 to Chinalco for a consideration of RMB1,756.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised total value of the loans. Pursuant to the agreement, Chinalco will pay the consideration in cash in five equal instalments of RMB351.2 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The transfer was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the transfer on June 27, 2013. As of the date of this annual report, Chinalco had paid the first and the second installments in accordance with the agreement.

In addition, we entered into an agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013 to dispose of all the assets of Northwest Aluminum for RMB1,659.6 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum. Pursuant to the agreement, Northwest Aluminum Fabrication Plant will pay the consideration in cash in five equal instalments of RMB331.9 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Northwest Aluminum Fabrication Plant had paid the first and the second installments in accordance with the agreement.

Disposal of Assets of Alumina Production Line of Guizhou Branch

On June 6, 2013, we entered into an agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco, to dispose of the assets of alumina production line of our Guizhou branch for a consideration of RMB4,429.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of such alumina assets of our Guizhou branch. Pursuant to the agreement, Guizhou Aluminum Plant will pay the consideration in cash in five equal instalments of RMB885.8 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Guizhou Aluminum Plant had paid the first and the second installments in accordance with the agreement.

We decided to dispose of the assets of alumina production line of Guizhou branch because the district in which they are located has been changed from an industrial district to a commercial district based on the local urban plan, which will significantly increase Guizhou branch's environmental compliance costs. We are in the process of building a new alumina production line in an area relatively close to major bauxite and coal mines in Guizhou Province.

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

Following the approvals of the relevant PRC authorities in March and April 2012, Chalco Hong Kong contributed approximately US$878 million to Chalco Iron Ore, representing 65% of the US$1.35 billion earn-in to be paid by Chalco Iron Ore to Simfer Jersey Limited, the joint venture company incorporated by Rio Tinto under the laws of Jersey to implement the joint development agreement, as amended. On April 24, 2012, Chalco Iron Ore paid in full the total earn-in payment of US$1.35 billion to Rio Tinto and acquired its 47% equity interest in Simfer Jersey Limited. Simfer Jersey Limited currently holds 95% of the equity interest in Simfer S.A., with the remaining 5% being held by International Finance Corporation. In addition, during the period from May 2012 to the end of 2013, Chalco Iron Ore injected approximately US$561.5 million in the form of capital contribution based on its proportion of equity interest to Simfer Jersey Limited for the development and operation of the Simandou Project pursuant to the joint development agreement, as amended. Meanwhile, the other shareholder of Simfer Jersey Limited also injected the capital contribution based on its proportion of equity interest to Simfer Jersey Limited. On October 18, 2013, we entered into a share purchase agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"), to dispose of 65% of the equity interest in Chalco Iron Ore and transfer outstanding bank loans provided by China Development Bank Corporation ("CDB") to Chinalco Overseas Holdings for a consideration of US$2,066.5 million (the "Equity Interest") and US$438.8 million (the "Loan Consideration"), respectively. The bank loans were used for Chalco Hong Kong's capital contribution in Chalco Iron Ore. The Equity Interest was determined with reference to 65% of the valuation of Chalco Iron Ore and the Loan Consideration was determined based on the principal amount of such outstanding bank loans as shown in the financial statements of Chalco Hong Kong.

We believe that such disposal will enable us to focus on the development of our core business of alumina and primary aluminum operations, where we have established leading market positions, and to reduce future capital expenditures on iron ore development and to improve asset-to-debt ratio and generate expected cash flows. Pursuant to the agreement, in the event that we obtain the consent from CDB on the transfer of the bank loans, Chinalco will pay the consideration for the Equity Interest in five installments, namely, US$438.8 million (which will be net off by the Loan Consideration), US$387.9 million, US$413.3 million, US$413.3 million and US$413.3 million, with the relevant interests at the London Interbank Offered Rate plus 0.9%, with the last installment to be paid by December 31, 2017. In the event that we could not obtain the consent from CDB on the transfer of the bank loan, Chinalco will pay the consideration for the Equity Interest in five equal instalments of US$413.3 million, with the relevant interests at the London Interbank Offered Rate plus 0.9%, with the last installment to be paid by December 31, 2017. The transactions were approved at the 2013 second extraordinary general meeting held on November 29, 2013. We obtained the consent from Rio Tinto relating to such disposal on December 19, 2013. We completed the transactions on December 26, 2013. As of the date of this annual report, the bank loans have been transferred to net off the first installment and Chinalco had paid the second installment.

Proposed Private Placement of A Shares

On March 8, 2012, our Board resolved to issue up to 1.25 billion A Shares in the PRC. The A Share issue plans previously proposed by our Board on June 30, 2009 and January 30, 2011 and approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009 and on April 14, 2011, respectively, ceased. Pursuant to the new issue plan approved by our Board on March 8, 2012, we will issue up to 1.25 billion A Shares, with a nominal value of RMB1.00 each, by way of private placement for expected proceeds of not exceeding RMB8 billion. We will issue the A Shares to no more than ten specific target subscribers within six months from obtaining the approval of the CSRC. The issue price of A Shares to be offered will be not less than 90% of the average trading price of our A Shares in twenty trading days immediately preceding the pricing determination date. We intend to apply proceeds from this private placement to finance Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement working capital. The issue plan was approved by the SASAC on April 5, 2012 and by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on May 4, 2012. On August 24, 2012, our Board resolved to adjust the issue plan by proposing, among others, to increase the number of A Shares to be issued to up to 1.45 billion A Shares. The adjusted issue plan was approved by the SASAC and our shareholders at an extraordinary general meeting, A Share class meeting and the H Share class meeting on October 12, 2012 and by the CSRC on December 7, 2012. On March 14, 2013, we obtained the approval from the CSRC on our proposed private placement of A Shares under such adjusted issue plan, with effective period of six months after the approval date. However, the CSRC temporarily retrieved its approval in July 2013 due to its on-going investigation on the sponsor of our proposed private placement of A Shares. The period of authorization to the Board relating to theadjusted issue plan was extended by our shareholders at the 2013 annual general meeting, A Share class meeting held on June 27, 2014 and H Share class meeting held on June 27, 2014, with an effective period of 12 months after the approval date. On January 4, 2015, we submitted the "Report regarding theresumption of the approval of non-public offering of shares of Aluminum Corporation of China Limited" to CSRC. As of the date of this Annual Report, the CSRC is currently undergoing the related review procedures, and the aforementioned proposed offering of shares has not been issued.

Proposed Issuance of H Shares

On June 27, 2014, our shareholders at the 2013 annual general meeting passed a special resolution, which is valid until the earliest of (i) the end of 12 months from the date of passage, (ii) the conclusion of our next annual general meeting or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board is authorized to determine the use of the proceeds. The proposed issuance is subject to the approval by the CSRC and/or other relevant PRC government authorities.

Senior Perpetual Capital Securities Offering

In April 2014, we completed the issuance of US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities (the "Securities") through Chalco Hong Kong Investment Company Limited (the "Issuer"), our wholly-owned subsidiary, which was exempted from, and not subject to, registration under the Securities Act. The Securities are guaranteed by seven of our subsidiaries including Chalco Hong Kong Limited. The Securities also have the benefit of a keepwell deed entered into by the Issuer, the Company, Chalco HongKong Limited and the trustee and a deed of equity interest purchase undertaking entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The Securities were listed on the Hong Kong Stock Exchange on April 22, 2014. The net proceeds from the issue of the Securities have been on-lent to the Company or any of its subsidiaries for general corporate use.

B.	BUSINESS OVERVIEW

Our Principal Products

We are the largest producer of alumina and primary aluminum in China in terms of production volume. We have benefited from the strong growth of the PRC aluminum market, one of the world's fastest growing major aluminum markets. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell a relatively small amount of alumina chemical products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We are also engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment accounted for approximately 4.1%, 21.3%,70.8%, 3.6% and 0.2%, respectively, of our total revenues from continuing operations in 2014.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 91.5% of the total production volume for this segment in 2014. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the procurement of alumina, other raw materials, supplemental materials and electricity power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots and molten aluminum, which, in the aggregate, accounted for approximately 80.1% of our total production volume of primary aluminum in 2014. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

Our trading segment is mainly engaged in the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to our internal manufacturing plants and external customers. We established our trading business as a separate segment in July 2010 as a result of the implementation of our operational structural exercise.

Our energy segment includes coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2014, we sold most of the electricity we generated to regional power grids at government-mandated rates, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.

Our corporate and other operating segment mainly includes corporate and other aluminum-related research, development, and other activities of the Group.

We used to be engaged in aluminum fabrication operations, where we process primary aluminum for the production and sales of various aluminum fabrication products. As approved at our 2012 annual general meeting held on June 27, 2013, we disposed of substantially all of our aluminum fabrication operations to Chinalco in line with our development strategy to focus on the upstream sectors of the aluminum industry chain and the production of high value added products. As a result, we ceased to have our aluminum fabrication business as a separate segment in June 2013.

Our Production Capacity

As of December 31, 2014, our annual alumina and primary aluminum production capacity was approximately 14.71 million tonnes and 3.84 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:

	As of December 31, 2014

Plant	Alumina	Primary Aluminum

	(in thousand tonnes)(2)

Guangxi branch	2,210.0	-
Zhongzhou branch	2,950.0	-
Qinghai branch	-	367.0
Shanxi branch	2,747.0	-
Guizhou branch	-	403.7
Henan branch	2,410.0	-
Shandong branch	1,770.0	55.0
Zunyi Alumina	1,000.0	-
Chongqing branch	800.0	-
Shanxi Huaxing	800.0	-
Shanxi Huaze	-	350.0
Lanzhou branch	-	388.0
Shanxi Huasheng	-	220.0
Fushun Aluminum	-	330.0
Zunyi Aluminum	-	235.0
Shandong Huayu	-	200.0
Gansu Hualu	-	230.0
Baotou Aluminum	-	538.0
Research Institute	20.0	-
Liancheng branch	-	523.0
Longmen Aluminum	-	-

Total	14,707.0	3,839.7

(1)	We disposed of substantially all of our aluminum fabrication operations in June 2013. As a result, we ceased to have our aluminum fabrication business as a separate segment in June 2013.

(2)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

In 2014, we produced approximately 12.0 million tonnes of alumina and 3.4 million tonnes of primary aluminum. Our production of alumina and primary aluminum represented approximately 23.5% and 12.0%, respectively, of the total output in China in 2014.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

	Year Ended December 31,

Production Volume by Product	2012	2013	2014

	(in thousand tonnes, except Gallium)

Alumina segment
Alumina	11,934.0	12,143.2	12,024.0
Alumina chemical products	1,312.0	1,717.2	1,822.3
Gallium (in tonnes)	39.2	127.8	81.2
Primary aluminum segment
Primary aluminum(1)	4,219.0	3,841.8	3,381.6
Carbon	1,957.2	2,010.4	1,877.4
Aluminum fabrication(2)
Aluminum fabrication products	622.9	290.0	-

(1)	Including ingots, molten aluminum and other primary aluminum products.

(2)	We disposed of substantially all of our aluminum fabrication operations in June 2013. As a result, we ceased to have our aluminum fabrication business as a separate segment.

Production Process

Alumina

Alumina is refined from bauxite, an aluminum-bearing ore, through a chemical refining process. The refining process applied is determined by the mineral composition of the bauxite used in production. Our refineries may employ the Bayer process, the Bayer-sintering series process, the Bayer-sintering combined process or the ore-dressing Bayer process. Most of the bauxite reserves in China contain diasporic bauxite, which contains high alumina content and relatively high silica content, resulting in bauxite reserves with low alumina-to-silica ratio. The Bayer process cannot efficiently refine diasporic bauxite that has not undergone processing to increase its alumina-to-silica ratio. The sintering process or the Bayer-sintering combined process is suitable for refining low alumina-to-silica ratio bauxite. We have developed and improved these processes to increase our refining yield. When we refine alumina using the Bayer process, we produce gallium as a by-product, which undergoes further processing before sale. In addition, we also produce some alumina chemical products (alumina hydrate and alumina-based industrial chemical products).

Primary Aluminum

We smelt alumina into primary aluminum through electrolytic reduction. The electrolytic process takes place in a reduction cell, or pot, a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into molds to produce foundry ingots, or further refined to form fabricating ingots, which may be used directly in the aluminum fabrication process. Most of the primary aluminum we produce is in the form of ingotsor molten aluminum.

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

Production Facilities

Alumina

We currently operate eight alumina refineries and one research institute with a total designed annual production capacity of approximately 14.7 million tonnes as of December 31, 2014. One of our refineries are integrated with primary aluminum smelters. In 2014, we produced approximately 12.0 million tonnes of alumina, approximately 1.8 million tonnes of alumina chemical products and approximately 81.2 tonnes of gallium. The overall utilization rate for our refineries was 82% as of December 31, 2014. In 2014, we supplied approximately 5.6 million tonnes, or 46% of our total production of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the alumina chemical products that we produced in 2014 were sold by alumina refineries directly to external customers or internally to Chalco Trading for subsequent external trading. In addition, we abandoned an annual alumina production capacity of 30,000 tonnes in the Zhongzhou branch in 2014.

The following table sets forth the annual production capacity, output of alumina and alumina chemical products, utilization rate of and production process applied in each of our alumina refineries and our Research Institute:

	As of December 31, 2014		For the Year Ended December 31, 2014

	Annual Production Capacity(1)	Utilization Rate(2)	Alumina Production Output	Alumina Chemical Products Output	Production Process

			(in thousand tonnes, except percentages)

Shanxi branch	2,747.0	100%	2,261.9	16.2	Bayer-sintering
Henan branch	2,410.0	72%	1,733.7	247.5	Bayer-sintering
Shandong branch	1,770.0	86%	1,583.5	1,091.2	Sintering and Bayer
Zhongzhou branch	2,950.0	71%	2,133.8	277.8	Sintering and Bayer
Guangxi branch	2,210.0	100%	2,423.4	159.9	Bayer
Zunyi Alumina	1,000.0	100%	1,001.9	1.3	Bayer
Chongqing branch	800.0	0	216.0	5.6	Bayer-sintering
Shanxi Huaxing	800.0	100%	669.8	0	Bayer
Research Institute(3)	20.0	0	0	22.8	Bayer

Total	14,707.0	82%	12,024.0	1822.3

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity by our total designed production capacity.

(3)	The alumina chemical products produced at our Research Institute are sold commercially, and such sales are included in our total revenues.

Primary Aluminum

We operate 12 primary aluminum smelters located across eight provinces in China. Our smelters had an aggregate annual production capacity of approximately 3.8 million tonnes as of December 31, 2014. One of our smelters is integrated with alumina refineries and does not need to source alumina externally.

In 2014, we produced approximately 3.4 million tonnes of primary aluminum and the average utilization rate for our smelters was 94% as of December 31, 2014. Baotou Aluminum completed its remoulding and upgrading project in 2014, which increased our total annual primary aluminum production capacity by 150,000 tonnes. The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters:

	As of December 31, 2014		For the Year Ended December 31, 2014

Plant	Annual Production Capacity(1)	Utilization Rate(2)	Aluminum Output	Smelting Equipment

				(in thousand tonnes, except percentages)

Baotou Aluminum	538.0	100%	465.5	200Ka, 240Ka and 400Ka pre-bake
Fushun Aluminum	330.0	100%	265.0	200Ka and 350Ka pre-bake
Gansu Hualu	230.0	100%	184.2	160Ka and 210Ka pre-bake
Guangxi branch(3)	0	0	76.6	160Ka and 320Ka pre-bake
Guizhou branch	403.7	83%	233.6	160Ka and 230Ka pre-bake
Lanzhou branch	388.0	100%	397.5	200Ka and 350Ka pre-bake
Qinghai branch	367.0	100%	393.3	160Ka and 200Ka pre-bake
Shandong Huayu	200.0	100%	218.1	240Ka pre-bake
Shandong branch(4)	55.0	0	0	200Ka pre-bake
Shanxi Huasheng	220.0	100%	221.3	300Ka pre-bake
Shanxi Huaze	350.0	100%	354.3	300Ka pre-bake
Zunyi Aluminum	235.0	47%	60.2	200Ka and 350Ka pre-bake
Liancheng branch	523.0	100%	512.0	200Ka and 500Ka pre-bake

Total	3,839.7	94%	3,381.6

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity by our total designed production capacity.

(3)	In 2014, we abandoned primary aluminum production facilities of our Guangxi Branch.

(4)	We suspended the operations of primary aluminum production facilities in our Shandong branch since June 2013.

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

On average, our refineries consume approximately 2.3 tonnes of bauxite to produce one tonne of alumina in 2014. We used approximately 29.8 million tonnes, 27.8 million tonnes and 27.4 million tonnes of bauxite in our alumina production in 2012, 2013 and 2014, respectively. Our own mines supplied approximately 17.54 million tonnes of bauxite to our refineries in 2014, all of which were from our own mines in China. Our jointly-operated mine did not produce bauxite in 2013 and 2014. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2014, bauxite secured from other suppliers accounted for approximately 44.6% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our own mines.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines, jointly-operated mines and other suppliers for the periods indicated:

	Year Ended December 31,

	2012		2013		2014

	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply

		%		%		%

	(in thousand tonnes, except percentages)

Own mines	17,022.9	50.5	17,130.2	49.0	17,542.6	55.4
Jointly-operated mines	-	-	-	-	-	-
Other suppliers	16,689.0	49.5	17,861.1	51.0	14,105.4	44.6

Total	33,711.9	100.0	34,991.3	100.0	31,648.0	100.0

Own Mines. As of December 31, 2014, we owned and operated 19 mines in China that had approximately 273.1 million tonnes of aggregate bauxite reserves and we continue to explore new bauxite reserves to replenish our reserves. We also own and operate a bauxite mine in Laos through Lao Service Mining, in which we held 60% of the equity interest. We also hold the requisite mining permit or exploration permit for seven bauxite mines in West Kalimantan, Indonesia through our 96.28% owned subsidiary, PT Nusapati Prima. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We use low temperature Bayer process to refine alumina from our bauxite deposits in Indonesia, which results in relatively low energy consumption and high dissolution rate.

For the three years ended December 31, 2012, 2013 and 2014, we extracted approximately 17.3 million tonnes, 20.0 million tonnes and 17.3 million tonnes, respectively, of bauxite from our own mines. In order to retain the title to our mines, or obtain the title to new mines in China, we are required to comply with mining qualifications approved by the relevant PRC authorities and pay an annual fee equivalent to RMB1,000 per km2 for our mines.

Our reported bauxite reserves for our own mines in China do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the years ended December 31, 2012, 2013 and 2014, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

The following table sets forth information for our own mines as of December 31, 2014:

Mine	Location	Nature of ownership(1)	Mining method	Permit Renewal(1)	Present Condition/ Current State of Exploration	Bauxite Production (in thousand tonnes)

Pingguo mine	Guangxi Zhuang Autonomous Zone, China	100% owned and operated by Chalco	Open pit	October 2030 - April 2036	Fully developed and operational	6,131
Guizhou mine(2)	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	September 2016 - December 2038	Fully developed and operational	651
Zunyi mine	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	August 2017 - May 2021	Two stopes are currently under development	367
Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	August 2015 - September 2031	Fully developed and operational	3,329
Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco	Open pit/underground	April 2015 - May 2018	Five stopes are currently under development	1,967
Mianchi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	February 2015 (3)- October 2031	Four stopes are currently under development	358

Luoyang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	December2014(3)- October 2031	Two stopes are currently under development	668

Xiaoguan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	February 2015(3) - October 2031	Fully developed and operational	334
Gongyi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	March 2015- April 2029	Fully developed and operational	484

Dengfeng mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2014(3) - June 2019	Two stopes are currently under development	75
Xinmi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	July 2015 - July 2020	Three stopes are currently under infrastructure development	0
Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco	Underground	April 2015 - January 2026	Fully developed and operational	32
Xuchang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	February 2015(3) - March 2016	Fully developed and operational	273
Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2016 - October 2024	Fully developed and operational	184
Pingdingshan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	October 2014(3)- September 2021	Fully developed and operational	540
Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	June 2015 - September 2031	Fully developed and operational	94
Nanchuan mine	Chongqing Municipality, China	100% owned and operated by Chalco	Underground	November 2016 - December 2026	Fully developed and operational	304
Huaxing mine	Shanxi Province, China	100% owned and operated by Chalco	Underground	August 2018 - September 2018	Fully developed and operational	1,301
PT ALUSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	-
PT KALMINSENT OSA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	November 2013(4)	Under exploration	-
PT KALMIN	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	150
PT VISITAMA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	December 2015	Under exploration	-
PT KALMIN LESTARI	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	November 2013(4)	Under exploration	-
PT ADITAMA LESTARI	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	July 2015	Under exploration	-
PT KALMINADI MAKMUR	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	July 2015	Under exploration	-
Laos bauxite mine	Attapeu Province and Sekong Province, Laos	Owned and operated by Laos Mineral Services Co., Ltd., a 60% subsidiary of Chalco	Open pit	August 2015	Under exploration	-

42

(1)

All conditions to retain our properties or leases have been fulfilled as of December 31, 2014. Each mine may be covered by one or more mining permits or exploration permits and the range of permit renewal dates is set forth above.

(2)	Including Guizhou No. 1 mine and Guizhou No. 2 mine.

(3)	We are in the process of renewing these permits.

(4)	We are in the process of obtaining mining permits for these two mining areas.

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

For our own mines in Indonesia and Laos, neither proven nor probable reserves have been established as of the date of this annual report. The following table sets forth certain estimated details of the reserves for our own mines in China as of December 31, 2014:

Mine	Reserves (1)(2) (million tonnes)	Al2O3	SiO2	Ratio of Average A/S(3)

Pingguo mine	69.05	54.13	4.84	11.18
Guizhou No. 1 mine	1.1	65.74	10.48	6.27
Guizhou No. 2 mine	23.67	63.12	9.57	6.59
Zunyi mine	8.52	57.23	9.81	5.83
Xiaoyi mine	21.67	61.21	14.65	4.18
Shanxi Other Mines	22.7	64.04	11.48	5.58
Huaxing mine	7.74	63.39	9.95	6.37
Mianchi mine	3.14	63.34	12.12	5.23
Luoyang mine	4.29	61.39	9.74	6.3
Xiaoguan mine	27.25	63.56	15.11	4.21
Gongyi mine	2.92	64.06	13.92	4.6
Dengfeng mine	0.55	60.82	8.67	7.02
Xinmi mine	2.29	67.98	10.39	6.54
Sanmenxia mine	38.67	63.63	11.75	5.41
Xuchang mine	0.43	63.97	14.33	4.47
Jiaozuo mine	1.74	59.56	14.52	4.1
Pingdingshan mine	2.14	62.02	11.77	5.27
Yangquan mine	4.28	60	12.63	4.75
Nanchuan mine	30.97	60.65	13.95	4.35

Total (average) reserves	273.12	60.37	10.51	5.75

By reserve type
Proven reserve	130.2	60.7	10.45	5.81
Probable reserve	142.92	60.08	10.55	5.69

Total (average) reserves	273.12	60.37	10.51	5.75

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

We have been in compliance with the National Mining Safety Law and related rules and regulations in China. We closely supervise and routinely inspect mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety training for our mining personnel. In 2014, we extracted approximately 17.3 million tonnes of bauxite from our own mines and did not experience any mining accidents that involved serious work injuries or death.

Jointly-operated Mines. To optimize our resources and reduce costs, we manage our jointly-operated mines by contracting with local companies for their mining services to operate mines owned by us. Generally, we are able to control the mining operations of our jointly-operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. In the years ended December 31, 2012, 2013 and 2014, our jointly-operated mines did not produce any bauxite.

As of December 31, 2014, we had one jointly-operated mine in China, namely, Xiataohua mine, which is accessible by motor vehicles via public roads. and is powered by diesel fuel. The following table sets forth information on Xiataohua mine as of December 31, 2014:

Mine	Province	Name of Joint Operator	Mining Method	Permit Renewal	Present Condition/Current State of Exploration	Current Status

Xiataohua mine	Shanxi	n/a(1)	Open pit(1)	June 2015	Exploration is finished

The previous mining rights holder is in the process of transferring the mining rights to us and we will become the sole owner of the mine and are conducting research on the development plan of the mine. We are searching for operators for future development.

(1)	We have decided to cooperate with other parties to undertake the mining operations in this mine. However, as of December 31, 2014, we had not confirmed any party as our partner.

The following table sets forth the specific details of Xiataohua mine as of December 31, 2014:

	Total Reserves (1)(2)	Average Grade (%)		Ratio of Average A/S(3)

Mine	(million tonnes)	Al2O3	SiO2

Xiataohua mine	4.9	58.97	13.91	4.24

By reserve type
Proven reserve	-	-	-	-
Probable reserve	4.9	58.97	13.91	4.24

Total (average) reserves	4.9	58.97	13.91	4.24

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planning mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

Other Suppliers. In addition to our own mines and our jointly-operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 44.6% of our total bauxite supply in 2014.

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

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. In 2014, the average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 4.1:1 to 11.18:1.

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

The average purchase price of bauxite per tonne from our joint operations and other suppliers in 2012, 2013 and 2014 was approximately RMB309.0, RMB393.3 and RMB412, respectively. The average cost of bauxite per tonne from our own minesin 2012, 2013 and 2014 was approximately RMB207.0, RMB231.0 and RMB246.9, respectively. Our jointly-operated mine did not supply bauxite in 2012, 2013 and 2014.

We purchase a substantial amount of bauxite to satisfy our alumina production needs. Additionally, to fully utilize the bauxite from our mines, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase higher grade ore from other suppliers and blend the ore of various grades to meet the technical requirements for our alumina production. This practice allows for flexibility and the inclusion of lower grade bauxite to optimize the use of bauxite deposits available to us. We do not use our historical average purchase prices for 2012, 2013 and 2014, or any other historical index to estimate our bauxite reserves.

The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:

	Year Ended December 31,

	2012	2013	2014

		(RMB in thousands)

Capital Expenditures
Infrastructure construction	335,440.0	766,917.1	1,116,770.3
Facility upgrade	-	-	372,256.8

Total	335,440.0	766,917.1	1,489,027.1

Primary Aluminum

An average of approximately 1.9 tonnes of alumina and 13,695 kWh of electricity were required to produce one tonne of primary aluminum in 2014.

Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 36.2% and 41.0%, respectively, of our unit primary aluminum production costs in 2014. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes and sodium fluoride for our smelting operations.

Alumina is the main raw material in the production of primary aluminum. Our primary aluminum plants that do not have integrated alumina refining operations onsite obtain alumina internally from our alumina refineries located elsewhere or externally on the market.

Supplemental Materials, Electricity and Fuel

The procurement department at our headquarters coordinates and manages our supply chain for all our major raw materials in conjunction with the procurement center at each production facility, which manages the logistics and inventory of raw materials locally. We are able to purchase diesel, the main fuel used by our mining and manufacturing equipment, from the public markets, and we source our water from local rivers, lakes or underground sources.

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and natural gas are the principal materials used in our alumina production. Electricity is one of the principal cost components in our refining process. We generate electricity at a number of refineries and purchase our remaining electric power requirement from regional power grids at government-mandated rates. Most of our power supply agreements are one to three year renewable agreements. Power prices in China can vary, sometimes substantially, from one region to another, based on demand and power production costs in the region. Power costs for our various alumina refineries vary accordingly.

Large quantities of coal is used as a reducing agent and fuel to produce steam and gas in the alumina refining process. As of the date of this annual report, we held minority interests in a number of coal mining enterprises, including Shanxi Jiexiu, Qinghai Energy, Xuehugou Coal Industry Co., Ltd., Datong Coal Group Huasheng Wanjie Coal Co., Ltd., Dongdong Coal, Chalco Liupanshui, Huozhou Coal Group Xingshengyuan Coal Co., Ltd. and Guizhou Yuneng. We hold 70% of the equity interest in Gansu Huayang, which holds mining rights for coal deposits in the Luochuan mining area, Gansu Province. We have also acquired the mining rights for coal deposits in the Laodonghe area, Guizhou Province. In addition, we have acquired 70.82% of the equity interest in Ningxia Energy, which holds mining rights for coal deposits in Ningxia Autonomous Region.

All of the coal mining enterprises in which we directly or indirectly have minority equity interest are currently in the extraction or trial production stage, except:

*	Chalco Liupanshui, a joint venture company in which we hold 49% of the equity interest;

*	Huozhou Coal Group Xingshengyuan Coal Co., Ltd., a joint venture company in which Shanxi Huasheng holds 43.03% of the equity interest; and

*	Guizhou Yuneng, a joint venture company in which we hold 25% of the equity interest.

Guizhou Yuneng is under development. The production of Huozhou Coal Group Xingshengyuan Coal Co., Ltd. and one of the mines owned by Chalco Liupanshui is currently suspended due to production technology renovation. See "- B. Property, Plants and Equipment" for details of coal mines that we operate. By investing in coal mining enterprises and acquiring mining rights for coal deposits, we plan to partially offset our future energy costs, and secure a portion of the coal we consume in our operations.

Alkali is used as a supplemental material in alumina refining. The sintering process and the Bayer-sintering combined process require soda ash while caustic soda is used in the Bayer process. Our alumina refineries usenatural gas and coal gas as fuel to refine alumina. There is no governmental regulation of the prices of coal, alkali or fuel. We purchase these raw materials from external suppliers under negotiated supply contracts, which we believe are competitively priced. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.

Primary Aluminum

Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2014, we consumed 49.1 billion kWh of electricity for our primary aluminum production. The availability and price of electricity are key factors in our primary aluminum production. Electricity costs have fluctuated in recent years due to periodic shortages of electricity in China, cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs."

We generate electricity at four of our smelters and purchase our remaining electric power requirement from regional power grids or directly from power generation enterprises. As of December 31, 2014, one of our smelters have entered into direct purchase agreements with power generation enterprises.We purchase electricity from the regional power grids at prices set by the government for the rest of our smelters. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. We believe our power supply from regional grids is generally not reliant upon any particular generation facility supplying the grid. Electricity purchased from different power grids is subject to different tariff levels in 2014. The average electricity cost of our smelters was approximately RMB0.42/kWh in 2014, which decreased by 6.7% as compared to 2013, primarily due to the increased proportion of self-generated electricity and decreased price of coal.

Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. Most of our carbon cathodes are supplied by Guizhou branch, which operates our one of our two carbon cathode production facilities and sells carbon cathodes to external smelters in China.

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

Alumina

We sell our self-produced alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2014, we supplied approximately 5.6 million tonnes of alumina produced at our refineries to our own smelters, which represented approximately 46% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading. We sold approximately 2.2 million tonnes of outsourced alumina in 2014.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined based on both a percentage of the weighted average of the three-month primary aluminum futures prices on the SHFE in the preceding calendar month and the average spot price of alumina in the domestic market in the preceding calendar month. Chalco Trading coordinates the external sales of our alumina products. Chalco Trading sells our self-produced alumina and alumina sourced from third-party suppliers to smelters throughout China. All of our major customers in the past three years have been domestic smelters. In the case of alumina sourced from third-party suppliers, we may procure alumina under long-term supply agreements or on the spot market. Our long-term supply agreement for the procurement of alumina normally sets forth the quantity of alumina to be procured by us in each month with the price for each monthly delivery to be determined through negotiations in the month before delivery. We are normally required to pay the full price of the outsourced alumina before each delivery.

We sell most of our self-produced alumina and a portion of the outsourced alumina under long-term sales agreements with terms ranging from one year to three years. Our long-term sales agreement for alumina normally sets forth the quantity of alumina to be sold by us in each year or month with the price for each monthly delivery to be determined at both a percentage of the weighted average of the three-month primary aluminum futures prices on the SHFE in the calendar month before delivery and the average spot price of alumina in the domestic market in the preceding calendar month. Our customer is normally required to pay for its procurement before each delivery. As a result, the spot price of alumina and fluctuations of primary aluminum prices on the SHFE affect alumina prices under our long-term sales agreements.

Chalco Trading sells the rest of our self-produced and outsourced alumina products on the spot market. We set the price for the external sales of alumina products by reference to alumina prices at reference markets and taking into account the following factors:

*	international and domestic supply-demand situation;

*	CIF Chinese ports prices foralumina imports into China;

*	international and domestic transportation costs;

*	our short-term and mid-term projections for alumina; and

*	relevant import expenses;

We sell the rest of the outsourced alumina on the spot market at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions.

Primary Aluminum

Our primary aluminum manufacturing subsidiaries and branches sell a portion of our primary aluminum output directly to external customers. Our primary aluminum manufacturing subsidiaries and branches also sell a portion of our primary aluminum output internally to Chalco Trading at prices based on the futures prices of primary aluminum on SHFE. Chalco Trading then coordinates the external sales of primary aluminum. Historically, we consumed the remaining primary aluminum output at our own aluminum fabrication plants. After we disposed of our aluminum fabrication business, we sold the remaining primary aluminum output to Chinalco, which now owns our previous aluminum fabrication business. Our subsidiaries and branches including Chalco Trading sell our self-produced primary aluminum products to external customers through the following three channels:

*

Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers. Terms of the sales contracts for primary aluminum are typically one year. We price our primary aluminum products based on the SHFE futures prices and spot market prices.

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

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We sold approximately 3.0 million tonnes of outsourced primary aluminum in 2014.

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

We sell substantially all of our self-produced and outsourced primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Although we have conducted export sales in the past, all of our external sales of primary aluminum in 2014 were domestic sales. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our self-produced primary aluminum products, taking into account three main factors: the primary aluminum spot prices and futures price on the SHFE; our production costs and expected profit margins; and supply and demand. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. As part of our efforts to coordinate and centralize sales, we also set minimum prices for primary aluminum products that are sold directly to nearby external consumers by our subsidiaries and branches with respect to each region in China where our primary aluminum is sold. These minimum prices are determined by reference to the SHFE spot price for primary aluminum. The smelter filling an order from an external customeris generally responsible for negotiating the pricing and delivery terms and must comply with the minimum pricing guidelines unless it obtains prior approval from our headquarters. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our alumina chemical products directly to external customers or indirectly to external customers through Chalco Trading for subsequent external trading.

We sell most of our alumina chemical products and gallium in China. Prices for our alumina chemical products and gallium are determined through negotiations with our customers, taking into consideration the market conditions. Our total sales of gallium in 2012, 2013 and 2014 amounted to approximately RMB56.8 million, RMB149.8 million and RMB140.9 million, respectively.

Coal

Ningxia Energy sells a portion of its self-produced coal directly to external customers through short-term contracts at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. Ningxia Energy consumes the rest of its self-produced coal at its own electric power plant.

In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading. We sold approximately 3.3 million tonnes of outsourced coal in 2014.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been substantially engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see "- Alumina" and "- Primary Aluminum" for more details. We also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see "- Coal." In 2014, we sold approximately 330,000 tonnes of outsourced copper, zinc and lead. In addition, we also sell outsourced raw and ancillary materials in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

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

Most of our primary aluminum products are transported by rail, and our coal products are transported both by trucks and by rail.

Principal Facilities

Our principal facilities include 22 principal production plants and our Research Institute. Set forth below is a description of our principal production plants.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. The Guangxi branch obtains bauxite delivered via highway from the Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from the Guangxi branch.

The Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. The Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by removing production bottlenecks and investing in capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2014. In 2014, the Guangxi branch produced approximately 2,423,400 tonnes of alumina, along with approximately 159,900 tonnes of alumina chemical products. In 2014, we abandoned primary aluminum production facilities of our Guangxi branch.

Guizhou Branch

The Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. We disposed of the assets of alumina production line of Guizhou branch to a subsidiary of Chinalcoin June 2013. Our Guizhou branch uses 160Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. As a result of technological innovations and overhauls since its inception, our Guizhou smelter is among the most technologically advanced smelters in China. As of December 31, 2014, our Guizhou branch had an annual primary aluminum production capacity of approximately 403,700 tonnes. In 2014, our Guizhou branch produced approximately 233,600 tonnes of primary aluminum.

Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes in addition to carbon anodes. Guizhou branch supplies carbon cathodes to seven of our primary aluminum smelters and our Research Institute. Its carbon cathodes are also sold to external customers throughout China.

Henan Branch

The Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 in Henan Province, a province rich in bauxite reserves. Bauxite is delivered to our Henan branch via railway and highway from the following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo and our mines in Indonesia. Our Henan branch was the first refinery in China to develop the Bayer-sintering combined process. We also have an alumina production line that uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through purchases on the market. Henan branch had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2014. In 2014, our Henan branch produced approximately 1,733,700 tonnes of alumina and 247,500 tonnes of alumina chemical products. In January 2013, we ceased the operation of the obsolete primary aluminum production facilities of Henan branch.

Shandong Branch

The Shandong branch commenced operations in 1954 and has the capacity to produce alumina, primary aluminum and aluminum fabrication products. Bauxite is delivered to our Shandong branch via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China's first production facility for alumina. It produces its alumina through the sintering process and Bayer process. The Shandong branch purchases some bauxite from overseas and the rest from small third-party mines in Henan and Shanxi Provinces. Shandong branch had an annual alumina production capacity of approximately 1,770,000 tonnes as of December 31, 2014. It produced approximately 1,583,500 tonnes of alumina in 2014.

In addition, our Shandong branch produces substantial amounts of alumina chemical products and produced approximately 1,091,200 tonnes of alumina chemical products in 2014. It is the largest and most technologically advanced alumina chemical products production facility in China with the ability to produce the widest variety of alumina chemical products.

As of December 31, 2014, our Shandong branch's annual primary aluminum production capacity was approximately 55,000 tonnes and it did not produce any primary aluminum in 2014.

Our Shandong branch also produce aluminum fabrication products. As of December 31, 2014, our Shandong branch had an annual aluminum fabrication production capacity of 10,000 tonnes and it produced a small amount of aluminum fabrication products in 2014.

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

Our Qinghai branch had an annual primary aluminum production capacity of approximately 367,000 tonnes as of December 31, 2014. Our Qinghai branch produced approximately 393,300 tonnes of primary aluminum in 2014.

Shanxi Branch

Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province rich in bauxite deposits. Bauxite is transported to our Shanxi branch via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant. Shanxi branch had an annual alumina production capacity of approximately 2,747,000 tonnes as of December 31, 2014. Our Shanxi branch produced approximately 2,261,900 tonnes of alumina and 16,200 tonnes of alumina chemical products in 2014.

Our Shanxi branch's production facilities are primarily imported. Shanxi branch relies on bauxite from our own mines as well as external suppliers. It is in the proximity of large coal mines and substantial water resources.

Zhongzhou Branch

Located in Henan Province, our Zhongzhou branch is a stand-alone alumina plant, located near abundant bauxite, coal and water supplies. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its sintering process and Bayer process. Our Zhongzhou branch obtains bauxite supplies from external suppliers in Henan Province and Shanxi Province and overseas.

We abandoned alumina production capacity of 30,000 tonnes in the Zhongzhou branch in 2014. Our Zhongzhou branch had an annual alumina production capacity of approximately 2,950,000 tonnes as of December 31, 2014. Our Zhongzhou branch produced approximately 2,133,800 tonnes of alumina and approximately 277,800 tonnes of alumina chemical products in 2014.

Zunyi Alumina

Zunyi Alumina is located in Zunyi, Guizhou Province. In April 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydroelectric Co., Ltd, to establish a joint venture company, Zunyi Alumina. We held 73.28% of the equity interests in Zunyi Alumina as of December 31, 2014. Zunyi Alumina completed the construction of alumina production facilities and commenced operations in 2010. After the completion of its expansion project in 2012, Zunyi Alumina's annual alumina production capacity reached approximately 1,000,000 tonnes as of December 31, 2014. Zunyi Alumina produced approximately 1,001,900 tonnes of alumina and 1,300 tonnes of alumina chemical products in 2014.

Shanxi Huaxing

Located at Xing Xian, Lvliang City of Shanxi Province, Shanxi Huaxing is a stand-alone alumina plant which commenced trial production in October 2013. Shanxi Huaxing obtains bauxite supplies from our own mines delivered primarily via highway and is located near abundant coal and water supplies.

Shanxi Huaxing had an annual alumina production capacity of approximately 800,000 tonnes as of December 31, 2014. Shanxi Huaxing produced approximately 669,800 tonnes of alumina in 2014.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2014. Chongqing branch produced approximately 216,000 tonnes of alumina and 5,600 tonnes of alumina chemical products in 2014. Our Chongqing Branch suspended production in July 2014 due to the relatively significant decrease in the price of alumina as compared with that during the construction period, large negative variation of mineral resources and the high costs of natural gas and other energy.

Lanzhou Branch

Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 and was acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 388,000 tonnes as of December 31, 2014. It produced approximately 397,500 tonnes of primary aluminum in 2014.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Shanxi Huaze's designed annual production capacity of primary aluminum was approximately 350,000 tonnes as of December 31, 2014 and it produced approximately 354,300 tonnes of primary aluminum in 2014. We currently hold 60% of the equity interest of Shanxi Huaze.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Shanxi Guan Lv Company Limited to establish a joint venture company, Shanxi Huasheng. Shanxi Huasheng commenced operations in March 2006 and had a designed annual production capacity of primary aluminum of approximately 220,000 tonnes as of December 31, 2014. In 2014, Shanxi Huasheng produced approximately 221,300 tonnes of primary aluminum. We currently hold 51% of the equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. We currently hold 62.1% of the equity interest in Zunyi Aluminum. Zunyi Aluminum's annual primary aluminum production capacity was approximately 235,000 tonnes as of December 31, 2014and it produced approximately 60,200 tonnes of primary aluminum in 2014.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. Fushun Aluminum had an annual primary aluminum production capacity of approximately 330,000 tonnes as of December 31, 2014. Fushun Aluminum produced approximately 265,000 tonnes of primary aluminum in 2014.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% of the equity interest in Shandong Huayu. Shandong Huayu had an annual primary aluminum production capacity of approximately 200,000 tonnes as of December 31, 2014. Shandong Huayu also has supporting facilities and coal-fired generators. In 2014, Shandong Huayu produced approximately 218,100 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold 51% of the equity interest in Gansu Hualu. Gansu Hualu had an annual primary aluminum production capacity of approximately 230,000 tonnes as of December 31, 2014 and it produced approximately 184,200 tonnes of primary aluminum in 2014.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had a designed annual primary aluminum production capacity of approximately 538,000 tonnes as of December 31, 2014. In 2014, it produced approximately 465,500 tonnes of primary aluminum.

Liancheng branch

Liancheng branch is located in Gansu Province. In late May, 2008, we acquired 100% of the equity interest of Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. Liancheng branch had an annual primary aluminum production capacity of approximately 523,000 tonnes as of December 31, 2014. It produced approximately 512,000 tonnes of primary aluminum in 2014.

Longmen Aluminum

Located in Shanxi Province, Longmen Aluminum was established in 1991. We hold 55% of its equity interests. It specializes in producing primary aluminum. In March 2012, we ceased the operation of our obsolete primary aluminum production facilities of Longmen Aluminum.

Chalco Nanhai

Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Chalco Nanhai commenced its commercial operation in 2011 and had an annual aluminum fabrication production capacity of approximately 110,000 tonnes as of December 31, 2014. It suspended production and did not produce any aluminum fabrication products in 2014.

Ningxia Energy

We acquired 70.82% of the equity interest in Ningxia Energy in January 2013. Please see "- A. History and Development of the Company - Significant Acquisitions and Joint Ventures." Ningxia Energy was established in June 2003. It is an integrated power generation company with total installed capacity of 2831.5 MW, operating coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. In 2014, Ningxia Energy produced approximately 7.4 million tonnes of coal and approximately 10.6 billion kWh of electricity.

Research Institute

Established in August 1965 and located in Zhengzhou, Henan Province, the Research Institute specializes in the research and development of technology for smelting aluminum. It is the only research institute in China dedicated to light metals research and has played a key role in bringing about technological innovations in China's aluminum industry. The Research Institute is central to our research and development efforts. The Research Institute operates test facilities, which produce alumina chemical products and primary aluminum. The Research Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. In 2014, our Research Institute abandoned its primary aluminum production facilities. As of December 31, 2014, our Research Institute has a limited alumina chemical products production capacity, which it uses in connection with its research and development efforts.

Competition

Competition from Domestic Competitors

Alumina

As the largest producer of alumina in China, although we face competition from other large domestic refineries, we have several advantages over such competitors, including:

*	we have access to a substantial and stable supply of bauxite;

*	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China;

*	we have strong capacity in technology research and hold certain proprietary technologies and patents; and

*	our substantial workforce that has extensive experience in production and management.

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

Primary Aluminum

We derived all of our primary aluminum revenues from domestic sales in 2014. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2014, our primary aluminum production represented approximately 12.02% of total domestic production in China.

We are the largest integrated alumina and primary aluminum producer in China. Currently, 10 primary aluminum producers in China (including Chalco) have annual production capacities of one million tonnes or more, which represent approximately 64.3% of the total primary aluminum production capacity in China. 17 primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more, which represent approximately 77.5% of the total primary aluminum production capacity in China. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the Standard Conditions, new aluminum projects for expanding production capacity must be approved by the relevant department of the State Council of China and must have stable supply of alumina. As of the date of the annual report, the relevant department of the State Council of China is not expected to approve any new aluminum projects except those environmental protection upgrade projects and expired equipment exchange projects planned by the PRC government.

Although we face competition from other large domestic smelters, we have several advantages over such competitors, including:

*

Scale of production. With 12 primary aluminum smelters, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

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

*	Quality. The quality of our primary aluminum has maintained high standards and continued improving, and has satisfied national and industrial standards and customers' need.

The primary aluminum produced by most of our smelters satisfies the quality standards of the LME.

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2014, China imported approximately 5.3 million tonnes of alumina, representing approximately a 37.8% increase from 2013. China had net import of approximately 171,200 tonnes of primary aluminum in 2014, which represented a 33.0% decrease from 2013. We expect to continue to face competition from international suppliers of alumina and primary aluminum which are large international companies. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, we expect to continue benefiting from certain PRC governmental policies that promote the growth of large domestic smelters.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2014, we completed 58 technological projects, including 40 independent research and development projects, 13 special projects of key science and technology and five application projects of science and technology. In addition, we filed a total of 137 patent applications in 2014.

As of December 31, 2014, we owned 1,683 patents, which were primarily related to technologies and process, equipment and new products. Once registered, a patent in China for an invention is valid for 20 years and for a utility model or a design, 10 years from the date of the patent application. As of December 31, 2014, we owned 29 trademarks, each of which had a term of 10 years.

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

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2014, we passed the review and the accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. Through these efficiency initiatives, we estimate that we conserved the energy equivalent of 800,000 tonnes of standard coal in 2014. We have incorporated clean technology and processes into our operations with a view to promoting the concept of "zero emission" plants. Since 2009, we have achieved our target of zero industrial waste water emission.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB1,073.7 million, RMB556.4 million and RMB520.2 million for the years ended December 31, 2012, 2013 and 2014, respectively. In 2014, we did not have any major environmental pollution incidents.

Insurance

We maintain insurance coverage for our fixed assets such as plant, machinery, equipment, office facilities and transportation vehicles against accidents or natural disasters such as typhoons, hurricanes, floods, landslides and lightning strikes. However, there are certain types of losses, such as losses from war, acts of terrorism and nuclear radiation, for which we cannot obtain insurance at a reasonable cost or at all.

We are covered under the work-related injury insurance required by the local government labor departments, and we have procured additional business accidental insurance for our employees. More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness.

Our insurance premiums were RMB58.8 million, RMB41.0 million and RMB33.4 million in 2012, 2013 and 2014, respectively.

Seasonality

Our business is not subject to seasonality.

Cyber Security

With respect to our internet policies on cyber-security and Internet safety, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. We also plan to implement measures relating to the office environment information safety management and information system emergency management, information system access control, protection from any malicious software, management of information exchange tools and internal review and audit of information safety risks. During the year ended December 31, 2014, we did not experience any material cyber-security incidents or related losses.

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

*	the Ministry of Land and Resources of China, which has the authority to grant land use licenses and mining right permits; and

*	the MIIT, which formulates industrial policies and investment guidelines for all industries including the aluminum industry.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for Capital Investments

Any capital markets financing activities by an enterprise or company incorporated in the PRC such as those to finance capital projects, are subject to approval by the CSRC and/or other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer incorporated in the PRC must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Offering of corporate bonds in the PRC by a listed PRC-incorporated company is subject to approval from the CSRC, while offering of enterprise bonds in the PRC by other enterprises is subject to approval from the NDRC and/or other relevant authorities. Offering of bonds by a PRC-incorporated company outside the PRC is subject to approval from the NDRC, the People's Bank of China and/or the State Administration of Foreign Exchange (the "SAFE"). For all overseas financing activities by an enterprise or company incorporated in the PRC, the issuer must register with and obtain prior approval from the administrative authorities of foreign exchange. Foreign investment in the exploring and mining of alumina and primary aluminum is permitted by the PRC government.

Standard Conditions for Aluminum Industry

Standard Conditions provides that bauxite mining, alumina and primary aluminum projects must comply with the state industry policies and overall plans on the development of aluminum industry, land use, urban planning and designation of functional zones. The aluminum smelting enterprises must be appropriately distributed according to conditions including availability of resources, energy and environment. The regulation indicates that with guidance and plans, aluminum smelting enterprises located in regions lacking competitive production elements should be gradually moved to more competitive region, and the amount of newly increased production capacity shall be strictly controlled to prevent excessive capacity caused by over-investing. The regulation further sets standards for production scale and major external conditions for newly established bauxite mining, alumina, electrolytic aluminum and recycled aluminum projects. The MIIT promulgated on April 4, 2014 and January 4, 2015, respectively, the first and the second lists of enterprises that meet the Standard Conditions for the aluminum industry. Most of our production branches and subsidiaries have met the Standard Conditions and are included on these lists.

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

Energy Conservation Law

The new Energy Conservation Law came into effect on April 1, 2008. It sets out the general principles for reducing energy waste and improving efficiency of energy consumption. It urges the adjustment of industry structure and replacement of high energy consumption projects with new energy or renewable energy resources. In March 2014, the MIIT issued a regulation, the "Opinion on Implementing Supervision of Industrial Energy Conservation", which lists the primary aluminum smelting as one of the high energy consumption operations that will be highly monitored. In December 2014, the MIIT issued the Guidance for National Industrial Efficiency, which sets forth industrial efficiency standards for producers of major products in industries that involve high energy consumption, which included electrolytic aluminium and aluminium oxide products.

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

C.	ORGANIZATIONAL STRUCTURE

Below is a summary of our corporate structure and principal subsidiaries as of December 31, 2014:

Company	Percentage of ownership interest attribution to the Company	Principal activities

Baotou Aluminum Co., Limited	100%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon products
Chalco Hong Kong Ltd.(1)	100%	Overseas investments,import and export activities
Chalco Zunyi Alumina Co., Ltd.	73.28%	Manufacture and distribution of alumina
China Aluminum International Trading Co., Ltd.	100%	Import and export activities
Chalco Mining Co., Ltd.	100%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products
Fushun Aluminum Co., Ltd.	100%	Aluminum smelting, manufacture and distribution of nonferrous metals
Gansu Hualu Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum
Shandong Huayu Aluminum and Power Co., Ltd.	55%	Manufacture and distribution of primary aluminum
Shanxi Huasheng Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum, aluminium alloy and carbon-related products
Shanxi Huaze Aluminum and Power Co., Ltd.	60%	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum
Shanxi Huaxing Alumina Co., Ltd.(2)	60%	Manufacture and distribution of alumina
Gansu Huayang Mining Development Company Limited	70%	Manufacture and distribution of coal and other mineral products
Chalco Energy Co., Ltd.	100%	Thermoelectric supply and investment management
Chalco Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing
Chalco Hong Kong Investment Company Limited(1)	100%	Bond issuance
Guizhou Huajin Aluminum Co., Ltd.	60%	Manufacture and distribution of alumina
Yinxing Energy(3)	37.47%	Operation of wind power, design, manufacture and distribution of windpower and solar power equipment

(1)

Chalco Hong Kong Ltd. is incorporated in Hong Kong and Chalco Hong Kong Investment Company Limited is incorporated in the British Virgin Islands. All other principal subsidiaries are incorporated in the PRC.

(2)	We indirectly hold the remaining 40% shares of Shanxi Huaxing Alumina Co., Ltd, through Chalco Hong Kong Ltd., our wholly-owned subsidiary.

(3)	We indirectly hold 37.47% shares of Yinxing Energy through Ningxia Energy, a subsidiary of ours in which we hold 70.82% of its shares.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

Coal Mines

We acquired 70% of the equity interest in Gansu Huayang in March 2011, which holds exploration rights for certain coal deposits in Gansu Province, namely, Luochuan mine. The exploration permit will expire in October 2016. Luochuan mine is an underground mine. We have completed the exploration but have not commenced development of Luochuan mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with United States Securities and Exchange Commission Industry Guide 7 ("Industry Guide 7").

We acquired the mining rights for certain coal deposits Guizhou Province, namely Laodonghe mine, in January 2013 through Chalco Guizhou Mining Co., Ltd. We held 80% of the equity interest of Laodonghe mine. The mining permit will expire in December 2018. We have completed the exploration but have not commenced development of Laodonghe mine. Laodonghe mine is an underground mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with Industry Guide 7.

We completed the acquisition of 70.82% of the equity interest in Ningxia Energy in January 2013, which holds mining rights or exploration rights for certain coal deposits in Ningxia Autonomous Region. The coal mines owned and operated by Ningxia Energy include Wangwa mine, Wangwa No.2 mine, Yindonggou mine and Yinxingyijing mine, all of which are underground thermal coal mines. The operations at these coal mines are powered by electricity from local power grids and are accessible by public roads. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with Industry Guide 7.

Wangwa mine and Wangwa No.2 mine are currently in extraction stage. We primarily use fully mechanized longwall mining method to extract coal from Wangwa mine and Wangwa No.2 mine and we use advanced coal mining equipment including hydraulic roof supports and shearers. Yindonggou mine has completed construction for capacity expansion and technology upgrade and is currently in trial production. The mining permit of Yindonggou mine will expire in July 2015. Ningxia Energy holds 50% of the interest in Yinxingyijing mine with the joint owner not participating in the operation of such mine. Yinxingyijing mine is currently under development. The exploration permit of Yinxingyijing mine will expire in August 2016 and we are in the process of applying for mining permit.

The following table sets forth detailed information on Wangwa mine and Wangwa No.2 mine:

	Wangwa mine	Wangwa No. 2 mine

Nature of Ownership	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco

Commencement of construction	1984(1)	2007
Commencement of extraction	1990(1)	2010
Permit renewal	January 2017	July 2017

Mining recovery rate (%)(2)	78%	76%
Depth of mine (meters underground)	400	400
Average thickness of main coal seam (meters)	6-11	8-10

Calorific value (Kcal/kg)	4,900-5,100	4,800-5,000
Sulphur content (%)	1.1	1.2
Average ash content (%)	14.2	15.3

(1)

Wangwa mine implemented a capacity expansion and technology upgrade in 2008 and resumed its production after completion of the foregoing expansion and upgrade in 2009. In addition, Wangwa mine is currently under construction for capacity expansion and technology upgrade and we expect to complete such expansion and upgrade in the first quarter of 2017.

(2)

The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.

For the year ended December 31, 2014, Ningxia Energy incurred capital expenditures of approximately RMB803.1 million and RMB73.5 million, respectively, on infrastructure construction and facility upgrading of its coal mines.

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

Our Expansion

Our expansion projects in 2015 primarily include:

*

Construction of two mining areas of Sanmenxia mine at Duancun-Leigou: This project is expected to be completed by the end of 2015, with an annual bauxite production capacity of 1.6 million tonnes. We expect to invest a total amount of RMB1,358 million in this project and we had invested RMB590 million as of December 31, 2014.

*

Capacity expansion and technology upgrade of Wangwa mine: This project is expected to be completed in the first quarter of 2017, with an annual coal production capacity of 6.0 million tonnes. We expect to invest a total amount of approximately RMB3.1 billion in this project and we had invested approximately RMB414 million as of December 31, 2014.

*

Construction of the mining project of 0-24 line in Mao Chang mine:The project is expected to commence production in 2015 with 1.20 million tonnes of additional production capacity of bauxite. We expect to invest a total amount of RMB787 million in this project and we had invested RMB386 million by the end of December 31, 2014.

*

Qingzhen alumina project: This project is expected to obtain the condition for trial production in June 2015, with an annual alumina production capacity of 1.6 million tonnes. We expect to invest a total amount of approximately RMB3.8 billion in this project and we had invested approximately RMB829 million as of December 31, 2014.

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

Overview

We are the largest producer of alumina and primary aluminum products in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:

*

Our alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 91.5% of the total production volume for this segment in 2014. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

*

Our primary aluminum segment, which consists of the procurement of alumina, other raw materials, supplemental materials and electricity power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots and molten aluminum, which, in the aggregate, accounted for approximately 80.1% of our total production volume of primary aluminum in 2014. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

*

Our trading segment,which consists of the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to our internal manufacturing plants and external customers. We established our trading business as a separate segment in July 2010 as a result of the implementation of our operational structural exercise.

*

Our energy segment, which consists of coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2014, we sold most of the electricity we generated to regional power grids at government-mandated rates, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.

*	Our corporate and other operating segment, which consists of corporate and other aluminum-related research, development, and other activities of the Group.

We used to be engaged in aluminum fabrication operations, where we processed primary aluminum for the production and sales of various aluminum fabrication products. As approved at our 2012 annual general meeting held on June 27, 2013, we disposed of substantially all of our aluminum fabrication operations to Chinalco in line with our development strategy to focus on the upstream sectors of the aluminum market value, industry chain and the production of high value added products. As a result, we ceased to have our aluminum fabrication business as a separate segment in June 2013. In accordance with IFRSs, our aluminum fabrication segment is classified as discontinued operation and the operating results of aluminum fabrication segment are presented as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. Our alumina, primary alumina, trading, energy and corporate and other segments are classified as continuing operations and the operating results of such segments are presented as continuing operations in the consolidated statement of comprehensive income for the years ended December 31, 2012, 2013 and 2014.

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

Property, plant and equipment (including construction in progress)

Property, plant and equipment are stated at historical cost less accumulated depreciationand accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

We calculate depreciation on property, plant and equipment using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	8-45 years
Machinery	3-30 years
Transportation facilities	6-10 years
Office and other equipment	3-10 years

We reviewed and adjusted the assets' depreciation method, residual values and useful lives, if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater thanits estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognised within "other gains, net" in profit or loss.

Construction in progress ("CIP") represents buildings under construction, and plant andequipment pending for installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

Intangible assets - goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the fair value of the our share of the net identifiable assets of the acquiree at the date of acquisition.

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

Intangible assets - mining rights and mineral exploration rights

Our mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i)	Recognition

Mineral exploration rights and mining rights are initially recorded at the cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortization and impairment.

(ii)	Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Mineral exploration rights are subject to amortization when the mineral exploration rights are converted to mining rights and commercial production has commenced.

We assess the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. We consider various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

(iii)	Amortization

Amortization of bauxite and other mining rights (except for coal mining rights) is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mine able period of natural resources. Estimated mine able periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as impairment loss.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of comprehensive income. When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss. The impairment is subject to our management's assessment as of the end of the reporting period, and hence, the provision amount is subject to uncertainty.

Our management tests whether inventories suffered any impairment based on estimates of the net realizable value of the inventories. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate their net realizable value. For inventories held for executed sales contracts, our management estimates the net realizable value based on the contractual price; for other inventories, our management estimates the realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issuance by our Board, taking into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, our management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering our manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed as of the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including our business and the external environment, outcomes within the next financial year may be significantly affected.

Coal reserve estimates and units-of-production amortization for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on reserves estimated by external qualified exploration engineers in accordance with the PRC standards. Engineering estimates of our coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. Economically recoverable reserve estimates are updated on regular basis and have taken into account recent production and technical information about each mine.

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

Deferred tax assets are recognized for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses can be utilized or other temporary difference could be recovered. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of our deferred tax assets as of December 31, 2014 was RMB2,403 million, compared with approximately RMB1,892 million as of December 31, 2013 without taking into consideration the offsetting of the balances within the same tax jurisdiction. The amount of unrecognized tax losses as of December 31, 2014 was RMB22,564 million, compared with approximately RMB16,709 million as of December 31, 2013.

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

Going concern

As set out in Note 2.1 to the consolidated financial statements, our directors believe that we have adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. Our directors therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

Revenue recognition

We recognise revenue when the amount of revenue can be reliably measured, itis probable that future economic benefits will flow to us and when specific criteria have been met for each of the our activities (see descriptions below).

(i)	Sales of goods

Revenue from the sales of goods is recognised when we have already transferred the significant risks and rewards of ownership of the goods to the buyers, we have retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into us, and the revenue and related costs incurred can be measured reliably.

If we are acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(ii)	Rendering of services

We provide machinery processing, transportation and packaging services and other services to third party customers. These services are recognised in the period when the related services are provided.

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

Economic Condition of China and the World

As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China's economy has experienced rapid growth despite the continued negative effects of the global financial crisis beginning in the second half of 2008 and economic recession in 2009, as well as general market volatility and changing macroeconomic conditions. The measured growth of China's economy has led to a general increase in demand in major aluminum product markets, which in turn resulted in increased demand for our products. From 2013 to 2014, China's GDP grew by 7.5%.

However, despite the growth in China's economy and the recovery of the global economy from the global financial crisis, general market volatility and changing macroeconomic conditions along with excessive supply over demand in the aluminum industry and fierce competition among aluminum producers remained unchanged in 2014.

The global output of alumina in 2014 increased to approximately 112.3 million tonnes from 2013. The global alumina consumption in 2014 increased to approximately 111.3 million tonnes from 2013. In 2014, the domestic output of alumina products increased to approximately 51.3 million tonnes from 2013 and the domestic consumption for alumina increased to approximately 56.2 million tonnes from 2013. In 2014, alumina imported into the PRC increased to approximately 5.3 million tonnes from 2013.

The global output of primary aluminum in 2014 increased to approximately 53.9 million tonnes from 2013. The global consumption of primary aluminum in 2014 increased to approximately 54.9 million tonnes from 2013. In 2014, the domestic output of primary aluminum increased to approximately 28.1 million tonnes from 2013 and the domestic consumption of primary aluminum increased to approximately 28.1 million tonnes from 2013.

For the year ended December 31, 2014, we had cost of sales from continuing operations of RMB141,138.8 million, compared with cost of sales from continuing operations of RMB166,679.8 million for the year ended December 31, 2013.

Mix and Pricing of Our Products

We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We sell most of our self-produced products through Chalco Trading, taking into account the relevant LME and SHFE prices. In 2014, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 4.1%, 21.3%, 70.8% and 3.6%, respectively, of our consolidated total revenues from continuing operations after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed "Item 4. Information of the Company - B. Business Overview - Sales and Marketing."

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined at both a percentage of the weighted average of the three-month primary aluminum futures prices on the SHFE in the preceding calendar month and the average spot price of alumina in the domestic market in the preceding calendar month. Chalco Trading coordinates the external sales of our alumina products. In 2014, due to the increase in demand for alumina in China, international alumina prices slightly rebounded. The domestic alumina prices dropped to the lowest level of the year in the first quarter of 2014 as a result of the suspension of certain domestic aluminum production, which decreased domestic demand for alumina. Domestic alumina prices rebounded in the second and third quarters as the suspended domestic aluminum production resumed and new smelting production capacity added. In 2014, the spot price of alumina in the international market reached a high of approximately US$357 per tonne and bottomed out at approximately US$307 per tonne, and the average spot price of alumina in the international market was approximately US$330 per tonne, representing an increase of 1.2% from 2013. The spot price of alumina in the domestic market reached a high of RMB2,832 per tonne and bottomed out at RMB2,358 per tonne, and the average spot price of alumina in the domestic market was approximately RMB2,541 per tonne, representing an increase of 1.8% from 2013. Our average selling price of alumina decreased by 1.8% from RMB2,544 per tonne in 2013 to RMB2,498 per tonne in 2014.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the SHFE spot prices and spot market prices. Fluctuations in the SHFE spot prices have a significant effect on our operating results. In 2014, the international and domestic price of primary aluminum showed an inclination of picking up following an initial dip. In terms of international market, the international price of aluminum was suppressed in the first quarter due to the influence by the extreme cold weather in certain regions of the United States and general market volatility and downturn of the global economy. However, from the second quarter of 2014, as the global economy and, in particular, the U.S. economy, rebounded, demand for primary aluminum gradually increased, resulting in an increase in primary aluminum prices. The average three-month aluminum futures prices at LME increased by 0.3% from US$1,888 per tonne in 2013 to US$1,893 per tonne in 2014. The average three-month aluminum futures prices at SHFE decreased by 6.1% from RMB14,592 per tonne in 2013 to RMB13,697 per tonne in 2014. Our average selling price of primary aluminum decreased by 7.3% from RMB14,612 per tonne in 2013 to RMB13,546 per tonne in 2014.

Price Volatility of Non-ferrous Metal and Coal Products.

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amount of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from trading of outsourced products in 2014 due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2014 was approximately RMB72,372.8 million, representing approximately 72.1% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operation result, as we need to make the correct prediction of the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs

Our cost of revenues consists primarily of the costs of the raw materials, overhead cost and the electric power cost which is our principal energy cost. Our principal raw material is bauxite. For the years ended December 31, 2012, 2013 and 2014, bauxite supplied by our own mines accounted for 50.5%, 49.0% and 55.4%, respectively, of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2014, as a result of a decrease in the energy prices and improvement in energy efficiency during the manufacturing process, our average cost of alumina per tonne decreased by approximately 5.2% from that in 2013.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2014, we continued to focus on lowering the production costs and increasing production efficiency through reducing raw materials consumption by improving technology and internal management.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 41.0% of our unit production cost for primary aluminum in 2014. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to or the destruction of production equipment and facilities. The preferential electricity prices formerly enjoyed by Chinese primary aluminum enterprises were eliminated in 2009. Our average annual electricity price per kilowatt-hour decreased by 5.1% from 2012 to 2013 and decreased by 6.7% from 2013 to 2014.

Availability and Costs of Financing

We require a significant amount of capital to fund our operations. For example, we need substantial amount of funds for expanding our operations, purchasing and maintaining equipment and procuring commodities. We have in the past funded our capital expenditures primarily with bank loans and issuance of medium-term notes and bonds and long-term bonds. The availability of financing is subject to various factors, including our credit history and PRC Government's policy on credit markets. Over the years, we have maintained good relationships with the commercial banks in China, which enables us to access bank financing at relatively low costs. In recent years, the PRC government had tightened its monetary policies to control inflation, including increasing interest rates on bank loans and deposits and tightening the money supply. The PRC government has loosened its monetary policy and lowered interest rates on bank loans since the end of 2014. However, any change towards stricter lending policies in the future may, among other things, affect our ability to obtain financing and may in turn adversely affect our operating results.

Our finance costs from continuing operations increased by 14.8% from 2013 to 2014, primarily due to an increase in interest rate of interest-bearing debts. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.

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

Regulatory Environment

The central and local governments in PRC continues to exercise a substantial degree of control and influence over the aluminum and other non-ferrous metal product industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals and safety, environmental and quality regulations, including but not limited to the "Aluminum Industry Development Policy", "Notice on Guiding Opinions for Accelerating Aluminum Industrial Restructuring", "Environmental Protection Guide for Developing Cyclic Economy in Aluminum Industry", "Notice of the State Council of China on Further Strengthening the Elimination of Obsolete Production Capacities" and "Non-ferrous Metals Industry Restructuring and Revitalization Planning", etc. Certain existing laws and regulations involve barriers to entry, setting, amending or abolishing import tariffs and limitations and duties on the export of aluminum and certain non- ferrous metals and related products. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

Selected Statement of Operation Items

Revenue

Our revenue from continuing operations is primarily generated from sales of alumina, primary aluminum, other non-ferrous metal products and coal products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. Historically, Chalco Trading mainly generated revenue by selling self-produced products procured from our alumina, primary aluminum and aluminum fabrication plants. As a result of the implementation of our operational structural adjustment exercise, we established our trading business as a new business segment in 2010. In connection with the significant increase of trading revenue, we refined our existing accounting system to separately capture sales of self-produced products and products sourced from external suppliers within the trading segment in 2011 and 2012. We disposed of the aluminum fabrication segment in June 2013. As the result, the operation results of such segment was classified as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013 and the comparative figures and the consolidated statements of comprehensive income for the year ended December 31, 2012 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly. Thus, our revenue from continuing operations for the years ended December 31, 2012 and 2013 does not include revenue from the aluminum fabrication business.

Cost of Sales

Our cost of sales from continuing operations consists primarily of purchase of inventories in relation to trading activities, the cost of the raw materials and consumables used, the electric power cost which is our principal energy cost, the fixed cost and employee benefit expenses. For the years ended December 31, 2012, 2013 and 2014, our cost of sales from continuing operations was RMB143,425.9 million, RMB166,679.8 million and RMB141,138.8 million, respectively, and accounted for 99.9%, 98.4% and 99.6% of the total consolidated revenues from continuing operations for those periods.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses from continuing operations consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses, employee benefit expenses for employees in selling and distribution department, warehouse and other storage fees, depreciation of non-production property, plant and equipment, sales commissions and other handling fees, marketing and advertising expenses, and others. Selling and distribution expenses from continuing operations accounted for 38.3%, 33.8% and 14.0% of our total operating expenses from continuing operations for the years ended December 31, 2012, 2013 and 2014, respectively.

General and Administrative Expenses. Our general and administrative expenses from continuing operations consist primarily of early retirement benefit expenses, employee benefit expenses for directors and officers and employees in administrative department and, to a lesser extent, taxes other than income tax expenses, impairment of intangible assets, depreciation of non-production property, plant and equipment, provision for impairment of receivables, termination benefit expenses, operating lease rental expenses, travelling and entertainment, legal and other professional fees, amortization of land use rights and leasehold land, utilities and office supplies, insurance expense, pollutants discharge fees, repairs and maintenance expenses, auditors' remuneration, amortization of intangible assets, and others. General and administrative expenses from continuing operations accounted for 57.4%, 53.6% and 38.5% of our total operating expenses for the years ended December 31, 2012, 2013 and 2014, respectively. Employee benefit expenses from continuing operations, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, termination benifit and retirement benefit cost-defined contribution schemes, comprise the significant component of our general and administrative expenses from continuing operations, accounting for 30.5%, 32.7% and 53.4% of our total general and administrative expenses from continuing operations for the years ended December 31, 2012, 2013 and 2014, respectively, among which, we had expenses for early retirement benefit and termination benefit from continuing operations of RMB1,536.3 million, accounting for 31.8% of our total general and administrative expenses from continuing operations for the year ended December 31, 2014.

Research and Development Expenses. Our research and development expenses from continuing operations accounted for 3.9%, 3.5% and 2.3% of our total operating expenses from continuing operations for the years ended December 31, 2012, 2013 and 2014, respectively.

Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment from continuing operations accounted for 0.4%, 9.1% and 45.2% of our total operating expenses from continuing operations for the years ended December 31, 2012, 2013 and 2014, respectively.

Government Grants

Governemnt grants primarily were research subsidies, grants on environment protection projects and electricity price subsidies from government.

Other Gains, net

Our other net gains from continuing operations in 2014 were RMB356.9 million, which consisted primarily of gains on future, forward and options contracts and gains on financial products, partially offset by losses on disposal of property, plant and land use rights.

Finance Income

Our finance income from continuing operations consists primarily of interest income. For the years ended December 31, 2012, 2013 and 2014, our finance income was RMB302.3 million, RMB616.6 million and RMB1,047.6 million, and accounted for 0.2%, 0.4% and 0.7% of the total consolidated revenues from continuing operations, respectively.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government's efforts to regulate the PRC economy. In 2014, we incurred interest expense (net of capitalized interest) from continuing operations of RMB6,583.6 million on our borrowings.

Share of Profits and Losses of Joint Ventures

Our share of profits and losses of joint ventures is the profits attributable to us from our joint ventures, based on our equity interests in such joint ventures. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Share of Profits and Losses of Associates

Our share of profits and losses of associates is the profits attributable to us from our associates, based on our equity interests in such associates. An associate is an entity over which we have significant influence but not control.

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenues from continuing operations from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,

	2012		2013		2014

	RMB	%	RMB	%	RMB	US$	(%)
	(in millions, except percentages)

Continuing operations
Revenue	143,437.0	100.0	169,431.2	100.0	141,772.3	22,849.5	100.0
Cost of sales	(143,425.9)	(99.9)	(166,679.8)	(98.4)	(141,138.8)	(22,747.4)	(99.6)

Gross profit	11.1	0.1	2,751.4	1.6	633.5	102.1	0.4
Selling and distribution expenses	(1,834.0)	(1.3)	(1,859.2)	(1.1)	(1,753.2)	(282.6)	(1.2)
General and administrative expenses	(2,750.2)	(2.0)	(2,946.9)	(1.7)	(4,832.2)	(778.8)	(3.4)
Research and development expenses	(184.7)	(0.1)	(193.6)	(0.1)	(293.8)	(47.3)	(0.2)
Impairment loss on property,
plant and equipment	(19.9)	(0.0)	(501.2)	(0.3)	(5,679.5)	(915.4)	(4.0)
Government grants	734.9	0.5	805.9	0.5	824.0	132.8	0.6
Other (losses)/gains, net	(17.0)	(0.0)	7,399.3	4.4	356.9	57.5	0.3

Operating (loss)/profit from
continuing operations	(4,059.8)	(2.8)	5,455.7	3.2	(10,744.3)	(1,731.7)	(7.5)
Finance income	302.3	0.2	616.5	0.4	1,047.6	168.8	0.7
Finance costs	(4,363.0)	(3.1)	(5,849.6)	(3.5)	(6,717.9)	(1,082.7)	(4.7)
Share of profits and losses of joint
ventures	37.0	0.0	148.7	0.1	89.5	14.4	0.1
Share of profits and losses of
associates	256.1	0.2	511.9	0.3	350.6	56.6	0.2

(Loss) /profit before income tax
from continuing operations	(7,827.4)	(5.5)	883.2	0.5	(15,974.5)	(2,574.6)	(11.2)
Income tax benefit/(expense)	371.1	0.3	(339.5)	(0.2)	(1,074.9)	(173.2)	(0.8)

(Loss) /profit for the year from
continuing operations	(7,456.3)	(5.2)	543.7	0.3	(17,049.4)	(2,747.8)	(12.0)
Discontinued operation
(Loss) /profit for the year	(1,187.3)	(0.8)	207.1	0.1	-	-	-

(Loss) /profit for the year	(8,643.6)	(6.0)	750.8	0.4	(17,049.4)	(2,747.8)	(12.0)

Note:

Our aluminum fabrication segment is classified as discontinued operation and the operating results of aluminum fabrication segment are presented as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. The consolidated statements of comprehensive income for the years ended December 31, 2012 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly.

No customer individually accounted for more than 10% of our total sales for the year ended December 31, 2014. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 4.8%, 6.1% and 6.6% of consolidated revenues from continuing operations for the years ended December 31, 2012, 2013 and 2014, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions" and Note 36 to our audited consolidated financial statements.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenue

Our revenue from continuing operations decreased by 16.3% from RMB169,431.2 million for the year ended December 31, 2013 to RMB141,772.3 million for the year ended December 31, 2014, primarily due to the decrease in selling price and sales volume of our products that resulted from overall competitive factors. Our average selling price of alumina decreased by 1.8% from RMB2,544 per tonne in 2013 to RMB2,498 per tonne in 2014. Our average selling price of primary aluminum decreased by 7.3% from RMB14,612 per tonne in 2013 to RMB13,546 per tonne in 2014.

Cost of Sales

Our cost of sales from continuing operations decreased by 15.3% from RMB166,679.8 million for the year ended December 31, 2013 to RMB141,138.8 million for the year ended December 31, 2014, primarily due to the decrease in production cost and sales volume of our principal products. In 2014, due to decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices, our average cost of alumina per tonne decreased by approximately 5.2% from that in 2013. Our production cost of primary aluminum decreased by 4% from 2013 to 2014, primarily due to decreases in the prices of raw materials, fuel and electricity, and decreases in power and raw material consumption per production unit. In particular, our average annual electricity price decreased by 6.7% from 2013 to 2014.

Selling and Distribution Expenses

Our selling and distribution expenses from continuing operations decreased by 5.7% from RMB1,859.2 million for the year ended December 31, 2013 to RMB1,753.2 million for the year ended December 31, 2014, primarily due to the decrease in shipping and handling costs for our products, as our sales volume decreased in 2014.

General and Administrative Expenses

Our general and administrative expenses from continuing operations increased by 64.0% from RMB2,946.9 million for the year ended December 31, 2013 to RMB4,832.2 million for the year ended December 31, 2014, primarily due to the costs related to the provision of termination and early retirement benefits to early retired employees and those with termination of labor relationship through negotiation in 2014.

Research and Development Expenses

Our research and development expenses from continuing operations increased by 51.8% from RMB193.6 million for the year ended December 31, 2013 to RMB293.8 million for the year ended December 31, 2014, primarily because we included the expenses on research and development of the 600kA-grade electrolytic aluminum technology in the research and development expenses in 2014, while we did not included such expenses in the research and development expenses in 2013.

Impairment Loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment from continuing operations increased from RMB501.2 million for the year ended December 31, 2013 to RMB5,679.5 million for the year ended December 31, 2014, primarily due to provisions of substantial impairment for certain property, plant and equipment of our Company that resulted from general market factors beyond our control, such as the continuous decrease of aluminum prices and poor market conditions in the photovoltaic and silicon industries that we participate in. The impairments primarily include(i) impairment losses of RMB2,984 million for property, plant and equipment, provided for Chongqing branch with aggregate recoverable amount of RMB3,044 million and impairment loss of RMB110 million for property, plant and equipment for Henan Branch with the recoverable amount of RMB89 million due to operating losses generated at some branches and indicators of impairment are identified for such branches as a result of continuous decrease in the aluminum price, (ii) an aggregate impairment of RMB340 million for property, plant and equipment provided for the six subsidiaries of Ningxia Energy related to photovoltaic industry due to depressed domestic photovoltaic market, with the aggregate recoverable amount of RMB1,382 million, (iii) an aggregate impairment loss of RMB1,140 million for property, plant and equipment relating to silicon industry due to depressed silicon market, with the aggregate recoverable amount of RMB466 million and (iv) an aggregate impairment loss of RMB1,106 million provided for property, plant and equipment that were approved by our Board to be disposed in next year due to no longer being usable, with the aggregate recoverable amount of RMB276 million.

Government Grants

Government grants amounting to RMB824.0 million in the year ended December 31, 2014, slightly increased from RMB805.9 million for the year ended December 31, 2013.

Other Gains, Net

Our net other gains decreased from RMB7,399.3 million for the year ended December 31, 2013 to RMB356.9 million for the year ended December 31, 2014, primarily because we recognized investment gains from the acquisition of Ningxia Energy, losing control of Jiaozuo Wanfang, and disposal of equity interest in a subsidiary in 2013, all of which were one-off in nature, which we did not recognize such gains in 2014. Our gains in 2014 were primarily gains on future, forward and options contracts and gains on financial products, partially offset by losses on dispoal of property, plant and equipment and land use rights.

Operating Profit/(Loss) from Continuing Operations

As a result of the foregoing, our operating profit from continuing operations was RMB5,455.7 million for the year ended December 31, 2013, whereas we had an operating loss from continuing operations of RMB10,744.3 million for the year ended December 31, 2014.

Finance Income

Our finance income from continuing operations increased significantly by 69.9% from RMB616.6 million for the year ended December 31, 2013 to RMB1,047.6 million for the year ended December 31, 2014, due to an increase in interest income of receiveables from disposal of subsidiaries, businesses and assets in 2013.

Finance Costs

Our finance costs from continuing operations increased by 14.8% from RMB5,849.6 million for the year ended December 31, 2013 to RMB6,717.9 million for the year ended December 31, 2014, primarily due to an increase in interest rate of interest-bearing debts.

Share of Profits and Losses of Joint Ventures

Our share of profits and losses of joint ventures from continuing operations decreased by 39.8% from RMB148.7 million for the year ended December 31, 2013 to RMB89.5 million for the year ended December 31, 2014, primarily attributable to a decrease in the profits of all of our joint ventures except for Guangxi Huayin and Ningxia Da Tang International Dam Power Co., Ltd. due to general market conditions.

Share of Profits and Losses of Associates

Our share of profits and losses of associates from continuing operations decreased by 31.5% from RMB511.9 million for the year ended December 31, 2013 to RMB350.6 million for the year ended December 31, 2014, primarily attributable to a decrease in the profits of all of our associates except for Jiaozuo Wanfang and ABC-CA Fund Management Co., Ltd. due to general market conditions.

Income Tax

Our income tax expense from continuing operations was RMB339.5 million for the year ended December 31, 2013, whereas we had income tax expense of RMB1,074.9 million for the year ended December 31, 2014. This was mainly attributable to the fact that deferred tax assets recognized in previous years from accumulated losses and deductible temporary differences were written down in this year.

Results of Operations

As a result of the foregoing, our net profit from continuing operations was RMB543.7 million for the year ended December 31, 2013, whereas we had net loss from continuing operations of RMB17,049.4 million for the year ended December 31, 2014.

Our net profit from discontinued operations was RMB207.1 million for the year ended December 31, 2013, whereas we had no profit/loss from discontinued operation for the year ended December 31, 2014.

As a result, we had net profit of RMB750.8 million for the year ended December 31, 2013, whereas we had net loss of RMB17,049.4 million for the year ended December 31, 2014.

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

Cost of Sales

Our cost of sales from continuing operations increased by 16.2% from RMB143,425.9 million for the year ended December 31, 2012 to RMB166,679.8 million for the year ended December 31, 2013, primarily due to the increases in our external trading volume and the newly added cost of sales of coal and electricity contributed by Ningxia Energy, partly offset by a decrease in production costs of our principal products. In 2013, partly due to decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices, our average cost of alumina per tonne decreased by approximately 9% from that in 2012. Our production cost of primary aluminum decreased by 5.7% from 2012 to 2013, primarily due to the decrease in the prices of power and raw materials.

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

Government Grants

Government grants amounting to RMB805.9 million in the year ended December 31, 2013, slightly increased from RMB734.9 million for the year ended December 31, 2012.

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

Income Tax

Our income tax expense from continuing operations was RMB371.1 million for the year ended December 31, 2012, whereas we had income tax expense of RMB339.5 million for the year ended December 31, 2013.

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

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

Before Elimination of Inter-segment Sales	After Elimination of Inter- segment Sales

	Year Ended December 31,

	2012	2013	2014	2014	2014	2014

	RMB	RMB	RMB	US$	%	%
	(in millions, except percentages)

Revenue from continuing operations
Alumina:
External sales	3,677.0	6,703.7	5,853.7	943.4	3.1	4.1
Inter-segment sales	28,168.9	27,276.2	24,852.3	4,005.5	13.3

Total	31,845.9	33,979.9	30,706.0	4,948.9	16.4

Primary aluminum
External sales	34,520.9	31,885.4	30,162.9	4,861.4	16.1	21.3
Inter-segment sales	23,515.5	18,068.0	10,260.0	1,653.6	5.5

Total	58,036.4	49,953.4	40,422.9	6,515.0	21.6

Trading
External sales	104,878.9	125,291.6	100,346.2	16,172.9	53.7	70.8
Inter-segment sales	12,416.1	11,991.9	9,761.8	1,573.3	5.2

Total	117,295.0	137,283.5	110,108.0	17,746.2	58.9

Energy:
External sales	69.5	4,897.3	5,094.2	821.0	2.7	3.6
Inter-segment sales	-	261.8	148.1	23.9	0.1

Total	69.5	5,159.1	5,242.3	844.9	2.8

Corporate and others
External sales	290.7	653.3	315.4	50.8	0.2	0.2
Inter-segment sales	41.8	135.2	32.5	5.2	0.0

Total	332.5	788.5	347.9	56.0	0.2

Total Revenue from continuing operations before inter-segment eliminations	207,579.3	227,164.4	186,827.0	30,111.0	100
Eliminations of inter-segment sales	(64,142.3)	(57,733.2)	(45,054.7)	(7,261.5)	24.1

Consolidated total revenue from continuing operations	143,437.0	169,431.2	141,772.3	22,849.5	75.9	100.0

The following table sets forth segment results by segment for the periods indicated:

	Year Ended December 31,

	2012	2013	2014	2014

	RMB	RMB	RMB	US$
	(in millions)

From continuing operations
Alumina:
Revenue	31,845.9	33,979.9	30,706.0	4,948.9
Cost and expenses(1)	(35,590.8)	(35,780.9)	(36,674.3)	(5,910.8)

Segment results(2)	(3,744.9)	(1,801.0)	(5,968.3)	(961.9)

Primary aluminum:
Revenue	58,036.4	49,953.4	40,422.9	6,515.0
Cost and expenses(1)	(61,121.1)	(52,745.4)	(46,798.1)	(7,542.5)

Segment results(2)	(3,084.7)	(2,792.0)	(6,375.2)	(1,027.5)

Trading:
Revenue	117,295.0	137,283.5	110,108.0	17,746.2
Cost and expenses(1)	(116,857.4)	(136,736.4)	(109,449.3)	(17,640.0)

Segment results(2)	437.6	547.1	658.7	106.2

Energy:
Revenue	69.5	5,159.1	5,242.3	844.9
Cost and expenses(1)	(115.4)	(4,210.3)	(6,978.7)	(1,124.8)

Segment results(2)	(45.9)	948.8	(1,736.4)	(279.9)

Corporate and others:
Revenue	332.5	788.5	347.9	56.0
Cost and expenses(1)	(1,857.2)	3,379.3	(2,625.4)	(423.1)

Segment results(2)	(1,524.7)	4,167.8	(2,277.5)	(367.1)

Elimination(3)	135.2	(187.5)	(275.8)	(44.4)

Total profit/(loss) from continuing
operations before income tax	(7,827.4)	883.2	(15,974.5)	(2,574.6)

(1)	Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.

(2)	Segment results refer to profit/(loss) before income tax.

(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Alumina Segment

Revenue. Total revenue generated by the alumina segment decreased by 9.6% from RMB33,979.9 million for the year ended December 31, 2013 to RMB30,706.0 million for the year ended December 31, 2014, primarily due to decreases in the sales volume and the average selling price of our alumina products, resulting from general market conditions.

Revenue from external sales of alumina segment decreased by 12.7% from RMB6,703.7 million for the year ended December 31, 2013 to RMB5,853.7 million for the year ended December 31, 2014, primarily due to the decrease in the sales volume and selling price of alumina.

Revenue from inter-segment sales of alumina segment decreased from RMB27,276.2 million for the year ended December 31, 2013 to RMB24,852.3 million for the year ended December 31, 2014.

Cost and expenses. The total cost and expenses for our alumina segment increased slightly from RMB35,780.9 million for the year ended December 31, 2013 to RMB36,674.3 million for the year ended December 31, 2014.

Segment results. Segment loss for our alumina segment increased by 231.4% from RMB1,801.0 million for the year ended December 31, 2013 to RMB5,968.3 million for the year ended December 31, 2014. This was mainly attributable to the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation.

Primary Aluminum Segment

Revenue . Total revenue generated by the primary aluminum segment decreased from RMB49,953.4 million for the year ended December 31, 2013 to RMB40,422.9 million for the year ended December 31, 2014, primarily due to decreases in the sales volume and the average selling price of our primary aluminum products.

Revenue from external sales of the primary aluminum segment decreased from RMB31,885.4 million for the year ended December 31, 2013 to RMB30,162.9 million for the year ended December 31, 2014, primarily due to decreases in the sales volume and average selling price of our primary aluminum products.

Revenue from inter-segment sales of primary aluminum segment decreased by 43.2% from RMB18,068.0 million for the year ended December 31, 2013 to RMB10,260.0 million for the year ended December 31, 2014. Besides the decrease in the selling price and sales volume, this was also attributable to the change in respect of the sales to Chinalco's aluminum fabrication companies from internal trading revenue of 2013 to external trading revenue due to the disposal of aluminum fabrication segments in 2013.

Cost and expenses. The total cost and expenses for our primary aluminum segment decreased by 11.3% from RMB52,745.4 million for the year ended December 31, 2013 to RMB46,798.1 million for the year ended December 31, 2014, primarily due to the decreases in prices of raw materials and electricity and sales volume of our primary aluminum products.

Segment results. Segment loss for our primary aluminum segment increased by 128.3% from RMB2,792.0 million for the year ended December 31, 2013 to RMB6,375.2 million for the year ended December 31, 2014. This was mainly attributable to the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits costs in respect of the early retired employees and those with termination of labor relationship through negotiation, and the reduction in the selling price of our primary aluminum products of about 7%.

Trading Segment

Revenue. Total revenue generated by the trading segment decreased by 19.8% from RMB137,283.5 million for the year ended December 31, 2013 to RMB110,108.0 million for the year ended December 31, 2014, primarily due to a decrease in volumes of major aluminum products sold through our trading segment.

Revenue from external sales of the trading segment decreased by 19.9% from RMB125,291.6 million for the year ended December 31, 2013 to RMB100,346.2 million for the year ended December 31, 2014. Revenue from external sales of trading segment for the year ended December 31, 2014 included RMB27,973.4 million of external sales of products produced by us and sold through the trading segment and RMB72,372.8 million of external sales of commodities purchased from external sources including alumina, primary aluminum, carbon products, aluminum fabrication products, coal products and non-ferrous metal products.

Revenue from internal sales of the trading segment decreased by 18.6% from RMB11,991.9 million for the year ended December 31, 2013 to RMB9,761.8 million for the year ended December 31, 2014.

Cost and expenses. The total cost and expenses for our trading segment decreased by 20.0% from RMB136,736.4 million for the year ended December 31, 2013 to RMB109,449.3 million for the year ended December 31, 2014, primarily due to the decrease in volumes of major aluminum procured and sold through our trading segment.

Segment results. Segment profit for our trading segment increased by 20.4% from RMB547.1 million for the year ended December 31, 2013 to RMB658.7 million for the year ended December 31, 2014.

Energy Segment

Revenue. Total revenue generated by the energy segment increased from RMB5,159.1 million for the year ended December 31, 2013 to RMB5,242.3 million for the year ended December 31, 2014, primarily due to an increase in the coal production by Ningxia Energy.

Revenue from external sales of the energy segment increased from RMB4,897.3 million for the year ended December 31, 2013 to RMB5,094.2 million for the year ended December 31, 2014.

Revenue from internal sales of the energy segment decreased from RMB261.8 million for the year ended December 31, 2013 to RMB148.1 million for the year ended December 31, 2014.

Cost and expenses. The total cost and expenses for our energy segment increased from RMB4,210.3 million for the year ended December 31, 2013 to RMB6,978.7 million for the year ended December 31, 2014, primarily due to the provision of substantial impairment loss for assets in the year of 2014.

Segment results. Segment profit for our energy segment was RMB948.8 million for the year ended December 31, 2013, whereas we had segment loss of RMB1,736.4 million for the year ended December 31, 2014. This was mainly attributable to the provision of substantial impairment loss for assets of silicon and photovoltaic industry subsidiaries in this year.

Corporate and other operating segment

Revenue. Revenue from the corporate and other operating segment decreased by 55.9% from RMB788.5 million for the year ended December 31, 2013 to RMB347.9 million for the year ended December 31, 2014.

Segment results. Segment profit for the corporate and other operating segment was RMB4,167.8 million for the year ended December 31, 2013, whereas we had segment loss of RMB2,277.5 million for the year ended December 31, 2014, mainly because we recognized significant investment gains from disposal and deemed disposal of subsidiaries in 2013, whereas we did not recognize such gains in 2014.

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

Segment results.Segment loss for our alumina segment decreased by 51.9% from RMB3,744.9 million for the year ended December 31, 2012 to RMB1,801.0 million for the year ended December 31, 2013.

Primary Aluminum Segment

Revenue.Total revenue generated by the primary aluminum segment decreased from RMB58,036.4 million for the year ended December 31, 2012 to RMB49,953.4 million for the year ended December 31, 2013, primarily due to the decrease in sales volume of primary aluminum and decrease in the average selling price.

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

Segment results.Segment profit for our trading segment increased by 25.0% from RMB437.6 million for the year ended December 31, 2012 to RMB547.1 million for the year ended December 31, 2013.

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

Segment results. Segment loss for our energy segment was RMB45.9 million for the year ended December 31, 2012, whereas we had segment profit of RMB948.8 million for the year ended December 31, 2013.

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

As of December 31, 2014, our current assets amounted to RMB63,474.4 million, representing a slight increase of 0.6% from RMB63,065.4 million as of December 31, 2013. As of December 31, 2014, our trade and notes receivable amounted to RMB5,312.6 million, representing a decrease of 13.7% from RMB6,156.6 million as of December 31, 2013. As of December 31, 2014, our restricted cash and time deposit and cash and cash equivalents balance amounted to RMB17,932.2 million, representing an increase of 44.3% from RMB12,425.9 million as of December 31, 2013, primarily due to an increase in cash and cash equivalents. As of December 31, 2014, our other current assets amounted to RMB13,031.7 million, representing a decrease of 37.8% from RMB20,947.0 million as of December 31, 2013, primarily because in 2014 we have received part of proceeds from the disposal of equity interests in Chalco Iron Ore, the disposal of equity interests and assets of aluminum fabrication segment and the disposal of the assets of alumina production line of Guizhou branch in 2013.

As of December 31, 2014, our current liabilities amounted to RMB104,235.6 million, representing an increase of 7.8% from RMB96,737.6 million as of December 31, 2013. Our current liabilities increased primarily due to the issuance of short-term bonds and the increase in amounts payable.

As of December 31, 2014, our net current liabilities amounted to RMB40,761.2 million, representing an increase of 21.1% from RMB33,672.2 million as of December 31, 2013. As of December 31, 2014, our current ratio (current assets/current liabilities) was 0.61, compared with 0.65 as of December 31, 2013. Our quick ratio ((current assets - inventories - prepayments)/current liabilities) was 0.36 as of December 31, 2014, compared with 0.41 as of December 31, 2013.

We have considered our available sources of funds as follows:

*	Our expected net cash inflows from operating activities in 2015;

*

As of December 31, 2014, we had total banking facilities of approximately RMB142,051 million, of which RMB65,394 million had been utilized and unutilized banking facilities amounted to RMB76,657 million as of December 31, 2014, among which, banking facilities of approximately RMB71,660 million will be subject to renewal during the next 12 months from January 1, 2015. We are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing; and

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

Cash Flows and Working Capital

The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

	Year Ended December 31,

	2012	2013	2014	2014

	RMB	RMB	RMB	US$
	(in millions)

Net cash flows generated
from operating activities	1,122.4	8,251.3	13,773.0	2,219.8
Net cash flows used in investing activities	(23,153.1)	(7,686.1)	(4,921.3)	(793.2)

Net cash flows generated
from/(used in) financing activities	20,428.9	1,758.5	(3,970.7)	(640.0)

Net (decrease)/increase in cash and
cash equivalents	(1,601.8)	2,323.7	4,881.0	786.6

Net Cash Flows Generated from Operating Activities

For the year ended December 31, 2014, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB2,844.7 million and net cash generated from operation activities of RMB13,773.0 million. The adjustment consisted primarily of non-cash items such as interest expense of RMB6,707.5 million, impairment loss of property, plant and equipment of 5,679.5 million and depreciation of property, plant and equipment of RMB6,955.4 million and inflows of RMB11,237.1 million for changes in working capital and outflows of income tax of RMB308.7 million. The inflows from changes in working capital consisted primarily of (i) increase in trade and notes payables of RMB3,346.7 million, (ii) decrease in other current assets of RMB3,133.9 million and (iii) increase in other payables and accrued liabilities of RMB2,744.3 million, partially offset by an increase in restricted cash of RMB615.4 million.

For the year ended December 31, 2013, we had cash inflows before changes in working capital but after adjustment for non-cash items and non- operating cash outflows of RMB6,514.4 million and net cash generated from operation activities of RMB8,251.3 million. The adjustment consisted primarily of non-cash items such as interest expense of RMB6,119.7 million and depreciation of property, plant and equipment of RMB6,956.7 million and inflows of RMB2,090.0 million for changes in working capital and outflows of income tax of RMB353.1 million. The inflows from changes in working capital consisted primarily of (i) increase in trade and notes payables of RMB5,762.7 million and (ii) increase in other payables and accrued liabilities of RMB4,005.8 million, partially offset by increase in trade and notes receivables of RMB4,042.5 million and increase in other current assets of RMB2,541.6 million.

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

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities decreased from RMB7,686.1 million for the year ended December 31, 2013 to RMB4,921.3 million for the year ended December 31, 2014, primarily due to the decrease of investment in property, plant and equipment and receipt of consideration of disposal assets for the last year in the year. Our net cash used in investing activities for the year ended December 31, 2014 consisted primarily of purchase of property, plant and equipment of RMB8,038.3 million and addition of financial products of RMB4,635.6 million, partially offset by proceeds received from the disposal of subsidiaries, businesses and assets in 2013 and interest received from unpaid disposal proceeds of RMB7,095.1 million.

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

Net Cash Flows Generated from/Used in Financing Activities

Net cash flows used in financing activities amounted to net outflow of RMB3,970.7 million for the year ended December 31, 2014, representing a decrease of cash inflows of RMB5,729.1 million from the net inflows of RMB1,758.4 million for the year ended December 31, 2013, mainly attributable to the continuous improvement of cash flows from operating activities and decrease in financing scale and repayment of interest-bearing loans and borrowings accordingly. Our net cash used in financing activities for the year ended December 31, 2014 consisted primarily of repayments of short-term and long-term loans of RMB70,052.1 million, repayments of short-term bonds and medium-term notes of RMB26,700.0 million and interest payments of RMB6,750.5 million, partially offset by drawdown of short-term and long-term loans of RMB60,225.9 million, issuance of short-term bonds and medium-term notes of RMB34,893.0 million, and issuance of senior perpetual securities of US$400 million, equivalent to RMB2,461.8 million.

Net cash flows generated from financing activities decreased significantly from RMB20,429.0 million for the year ended December 31, 2012 to RMB1,758.4 million for the year ended December 31, 2013, primarily due to the increase in the repayments of short-term and long-term loans. Our net cash generated from financing activities for the year ended December 31, 2013 consisted primarily of drawdown of short-term and long-term loans of RMB98,090.9 million, issuance of short-term bonds and medium-term notes of RMB22,936.1 million and issuance of senior perpetual securities of US$350 million, equivalent to RMB2,122.6 million, partially offset by repayments of short-term and long-term loans of RMB90,426.0 million and repayments of short-term bonds and medium-term notes of RMB24,500.0 million.

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

Loans and Borrowings

During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2014, our gearing ratio (net debts/total capital attributable to owners of the parent as defined in Note 3.3 to our audited consolidated financial statements) was approximately 83% as compared with approximately 75% as of December 31, 2013.

	As of December 31,

	2013	2014	2014

	RMB	RMB	US$
	(in millions)

Short-term loans and borrowings
Short-term bank and other loans	47,146.4	40,792.7	6,574.6
Short-term bonds	15,275.7	23,536.4	3,793.4
Current portion of finance lease payable	-	269.5	43.4
Current portion of medium-term notes	2,597.5	3,995.8	644.0
Current portion of long-term bank and other loans	8,328.7	6,572.9	1,059.4

Sub-total	73,348.3	75,167.3	12,114.8

Long-term loans and borrowings
Finance lease payable	-	1,429.4	230.4
Long-term bank and other loans	35,303.3	31,946.3	5,148.8
Medium-term notes and bonds and long-term bonds	21,917.7	22,231.6	3,583.1
Less:
Current portion of medium-term notes	(2,597.5)	(3,995.8)	(644.0)
Current portion of long-term bank and other loans	(8,328.7)	(6,572.9)	(1,059.4)
Current portion of finance lease payable	-	(269.5)	(43.4)

Sub-total	46,294.8	44,769.2	7,215.5

Total borrowings	119,643.1	119,936.5	19,330.3

Less: Bank balances and cash	(12,425.9)	(17,932.2)	(2,890.1)

Net	107,217.2	102,004.3	16,440.1

Bank and Other Loans

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2014 was 5.48%. Our short-term bank and other loans will mature within one year.

The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2014 was 5.64%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2014:

	As of December 31, 2014

	RMB	US$

	(in millions)

Within 1 year	6,572.9	1,059.4
Between 1 and 2 years	3,331.1	536.9
Between 2 and 5 years	11,784.1	1,899.3
Over five years	10,258.2	1,653.3

Total	31,946.3	5,148.9

As of December 31, 2014, we had secured loans of RMB17,955.0 million (including long-term and short-term loans) and we, on a stand-alone basis, provided guarantees in respect of RMB347.9 million of long-term loans for our subsidiaries. As at December 31, 2014, long-term loans and borrowings amounting to RMB12,446 million (current portion of RMB874 million and non-current portion of RMB11,572 million) were secured by the contractual right to charge users for electricity generated and short-term loans and borrowings amounting to RMB241 million were secured by letters of credit.

As of December 31, 2014, we had foreign currency denominated loans with principal amount of RMB24 million in Japanese Yen and RMB4,957 million in U.S. dollars.

Notes and Bonds

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium- term notes as of December 31, 2014:

	Face value/ maturity	Effective interest rate	December 31, 2014

			(RMB in thousand)

2007 long-term bonds	2,000,000/2017	4.64%	1,993,821
2010 medium-term notes	1,000,000/2015	4.34%	998,249
2010 medium-term notes	1,000,000/2015	4.20%	998,040
2011 medium-term notes	5,000,000/2016	6.03%	4,896,842
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000
2012 medium-term bonds	2,000,000/2015	5.13%	1,999,473
2012 medium-term bonds	3,000,000/2017	5.77%	2,989,167
2013 medium-term bonds	3,000,000/2018	5.99%	2,981,609
2013 medium-term bonds	2,000,000/2016	6.07%	1,994,753
2014 medium-term bonds	3,000000/2017	7.35%	2,979,639

Total			22,231,593

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2014:

	Face value/ maturity	Effective interest rate	December 31, 2014

			(RMB in thousand)

2014 short-term bonds	2,000,000/2015	6.45%	2,092,959
2014 short-term bonds	3,000,000/2015	5.40%	3,049,586
2014 short-term bonds	3,000,000/2015	5.85%	3,115,170
2014 short-term bonds	3,000,000/2015	5.94%	3,116,780
2014 short-term bonds	3,000,000/2015	5.80%	3,102,335
2014 short-term bonds	3,000,000/2015	4.99%	3,028,864
2014 short-term bonds	3,000,000/2015	4.75%	3,022,213
2014 short-term bonds	3,000,000/2015	5.00%	3,008,483

Total			23,536,390

Senior Perpetual Capital Securities

On October 22, 2013, Chalco Hong Kong Investment Company Limited (the "Issuer") issued US$350 million senior perpetual securities (the "2013 Senior Perpetual Securities") at initial interest rate of 6.625%. The proceeds from issuance of the 2013 Securities after deduction of issuance costs is RMB2,122.6 million, and has been on-lent to us and any of our subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities are paid semi-annually in arrears from October 29, 2013 and may be deferred at our discretion unless, during the six-month period ending on the day before the relevant scheduled coupon payment date, we, the Issuer or Chalco Hong Kong has declared or paid a discretionary dividend, distribution or other discretionary payment on or in respect of, or has at its discretion repurchased, redeemed or otherwise acquired, any of its securities of lower or equal rank, subject to certain exceptions. The 2013 Senior Perpetual Securities have no fixed maturity and are callable only at our option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After October 29, 2018, the coupon rate will be reset every five calendar years to a rate of interest of expressed as a percentage per annum equal to the sum of (a) the initial spread of 5.312 per cent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 per cent per annum. While any coupon interest payments are unpaid or deferred, we, Chalco Hong Kong, and the Issuer shall not, subject to certain exceptions, declare or pay any discretionary dividends or make distributions or similar discretionary payments in respect of, or at its discretion repurchase, redeem or otherwise acquire for any consideration any of its securities of lower or equal rank.

On April 10, 2014, the Issuer issued US$400 million senior perpetual securities at an initial interest rate of 6.25% ("2014 Senior Perpetual Securities"). The proceeds from issuance of 2014 Senior Perpetual Securities after deduction of issuance costs is RMB2,461.8 million. The proceeds will be on-lent to us and any of our subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on April 29 and October 29 in arrears from April 17, 2014 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at our option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After April 17, 2017, the coupon rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon interest payments are unpaid or deferred, we, the subsidiary guarantors and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

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

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by operating segment for continuing operations and discontinued operation for the years ended 2012, 2013 and 2014, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:

	Year Ended December 31,

	2012		2013		2014

Continuing operations	RMB	%	RMB	%	RMB$	%
				(in millions, except percentage)

Alumina	4,243.3	44.1	4,217.7	42.6	3,518.0	41.8
Primary aluminium	4,604.8	47.8	3,316.5	33.5	2,323.1	27.6
Trading	48.5	0.5	46.3	0.5	119.0	1.4
Energy	90.0	0.9	2,059.9	20.8	2,373.9	28.2
Corporate and others	180.8	1.9	130.6	1.3	82.0	1.0
Discontinued operation	458.8	4.8	135.3	1.3	-	-

Total	9,626.2	100.0	9,906.3	100.0	8,416.0	100.0

In 2014, we spent approximately RMB7,748 million of our capital expenditures primarily in construction of mining areas, capacity expansion and technology upgrading, energy saving and consumption reduction, enviromental governance, resources acquisition and technological research and development.

Our capital expansion plan for 2015 requires a total of approximately RMB9.8 billion in capital expenditures for construction of mining areas, capacity expansion and technology upgrading, which will be spent in Sanmenxia mining project, Wangwa mining project, Mao Chang mining project and Qingzhen aluminua project, among others.

As of December 31, 2014, our capital commitment for investment in property, plant and equipment amounted to RMB46,982.4 million, of which those contracted but not provided for amounted to RMB12,624.0 million and those authorized but not contracted for amounted to RMB34,358.4 million.

As of December 31, 2014, our commitment under operating leases amounted to RMB19,144.0 million, of which amount payable within one year was RMB 556.7 million, amount payable from one to five years was RMB2,310.4 million and amount payable after five years was RMB16,276.9 million.

As of December 31, 2014, our commitments to make capital contribution to our associates and joint ventures amounted to RMB1,177 million, comprised of the capital contributions of RMB753 million to Guangxi Huazheng Aluminum Co., Ltd., RMB320 million to Huaneng Ningxia Energy Co., Ltd., RMB75 million to Guizhou Chalco Hengtaihe Mining Co., Ltd. and RMB29 million to Shanxi Chalco Taiyue New Materials Co., Ltd., respectively.

We expect to use primarily operating cash flow in meeting such commitments with the shortfall to be satisfied by proceeds of bank loans, short-term and long-term bonds and medium-term notes.

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

Our total expenditure for research and development for continuing operations was approximately RMB184.7 million, RMB193.6 million and RMB293.8 million for 2012, 2013 and 2014, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE-SHEET ARRANGEMENTS

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2014:

	Payment due by period

	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter

	(RMB in millions)

Finance lease payable, including current portion	1,673.1	318.1	444.1	910.9	-
Long-term bank and other loans, including current portion	31,946.3	6,572.9	3,331.1	11,784.1	10,258.3
Long-term bonds	2,000.0	-	-	2,000.0	-
Medium-term notes and bonds, including current portion	20,300.0	4,000.0	6,900.0	9,400.0	-
Short-term bonds	23,000.0	23,000.0	-	-	-
Short-term bank and other loans	40,792.7	40,792.7	-	-	-
Interest payables for borrowings	12,383.5	5,783.1	2,516.3	3,488.0	596.1
Financial liabilities at fair value
through profit or loss	29.4	29.4	-	-	-
Financial liabilities included in other current				-
payables and accrued liabilities	8,277.7	8,277.7	-	-	-
Financial liabilities included in other
non-current liabilities	1,170.2	-	229.7	581.3	359.2
Trade and notes payables	15,748.4	15,748.4	-	-	-
Operating leases	19,144.0	556.7	580.6	1,729.8	16,276.9

Subtotal	176,465.3	105,079.0	14,001.8	29,894.1	27,490.5

Capital commitments	12,624.0	N/A	N/A	N/A	N/A
Commitments for capital contribution	1,177.1	N/A	N/A	N/A	N/A

Total	190,266.4

G.	Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

The fifth session of our Board currently consists of nine directors, including four executive directors, two non-executive director and two independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2014 and up to date of this Annual Report.

Name	Age	Positions with the Company

Executive Directors
Ge Honglin(1)	58	Director and Chairman of the Board
Xiong Weiping(1)	58	Director and Chairman of the Board (resigned)
Luo Jianchuan	51	Director and President
Liu Xiangmin	52	Director and Senior Vice President
Jiang Yinggang	51	Director and Vice President
Non-executive Directors
Liu Caiming(2)	52	Non-executive Director
Wang Jun	49	Non-executive Director
Sun Zhaoxue(3)	52	Non-executive Director and Vice Chairman of the Board (resigned)
Independent Non-executive Directors
Wu Jianchang (4)	75	Independent Director (resigned)
Ma Si-hang, Frederick	63	Independent Director
Wu Zhenfang(5)	63	Independent Director (resigned)
Chen Lijie(6)	60	Independent Director

(1)

On December 18, 2014, Mr. Xiong Weiping resigned as Chairman of the Board and executive director due to job re-designation. On February 26, 2015, Mr. Ge Honglin was elected as the Chairman of the Board and executive director.

(2)	On March 18, 2014, Mr. Liu Caiming resigned as a non-executive director and on February 26, 2015, he was re-elected as a non-executive director.

(3)

At our 2013 annual general meeting on June 27, 2014, Mr. Sun Zhaoxue was elected as a non-executive director at the fifth session of the Board. Due to investigation by the competent authorities, Mr. Sun Zhaoxue resigned from the positions of non-executive director and vice chairman of the Board, with effect from September 16, 2014.

(4)	On June 27, 2014, Mr. Wu Jianchang resigned as an independent non-executive director due to his age, with effect from February 26, 2015.

(5)

Mr. Wu Zhenfang was subject to an investigation by the competent authority on April 2, 2015. Mr. Wu Zhengfang promptly resigned from the position as independent non-executive director and member of the audit committee, member of the nomination committee, chairman of the remuneration committee and member of the developing and planning committee of the Board on April 2, 2015.

(6)	On February 26, 2015, Ms. Chen Lijie was elected as an independent non-executive director.

Executive Directors

Ge Honglin, aged 58, serves as the chairman and executive director of the Board and chairman of the nomination committee of the Board. Mr. Ge has been serving as chairman of the Board since February 26, 2015. Mr. Ge graduated from University of Science & Technology Beijing majoring in metal materials and heat treatment (being engaged in doctoral dissertation research in University of Windsor of Canada from 1987 to 1989) and obtained a doctoral degree in engineering. He is a professor level senior engineer and has more than 20 years of experience in metallurgic industry. Mr. Ge has conducted thorough research on fields such as metal materials, corporate governance and city affairs. He has acquired extensive theoretical knowledge and governmental and corporate working experience. He worked at Shanghai Steel Research Institute and served as vice director of research office, division chief of science research, assistant director and vice director. He acted as vice manager (temporary post) of Shanghai 5th Steel Factory, director and vice president of Shanghai Metallurgical Holding (Group) Company, chairman of the board of Shanghai No. 5 Steel Group Company, director, vice general manager of Shanghai Baosteel Group Corporation, director and officer of the technology centre of Shanghai Baogang Research Institute and director of Group Planning Division, Chairman of the board of Shanghai No. 5 Steel Group Company and vice Mayor, acting Mayor and Mayor of Chengdu Municipal People's Government and chairman of Chinalco.

Luo Jianchuan, aged 51, serves as an executive director on our Board and our president. He has been employed by us since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985, majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrousn Metals Industry Corporation, the manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to the general manager of China Non-Ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, and formerly served as the general manager of the Operations and Sales Division, vice president and senior vice president of us.

Liu Xiangmin, aged 52, serves an executive director on our Board and our senior vice president. He has been employed by us since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of our Zhongzhou Branch and our vice president.

Jiang Yinggang, aged 51, has served as an executive director on our Board and has been our vice president since 2007. He has been employed by us since 2001. On June 27, 2013, Mr. Jiang was elected as an executive director on our Board. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of nonferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy general manager and general manager of Qinghai Aluminum Company Limited, and general manager of our Qinghai branch.

Non-Executive Directors

Liu Caiming, aged 52, serves as a non-executive Director on our Board. He has been employed by us since 2011. He resigned in 2014 and was re-appointed in 2015. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Nonferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province and director of SASAC Yunnan. From January 2007 to February 2011, Mr. Liu acted as deputy general manager of Chinalco, during which he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd., and president of China Copper Co., Ltd. He acted as our senior vice president and chief financial officer of since February 23, 2011 and as our executive director of since May 31, 2011. Mr. Liu resigned as our executive director, chief financial officer and senior vice president and was re-designated as non-executive Director on March 8, 2013. He resigned as our non-executive director on March 18, 2014 and was re-appointed as non-executive director on our Board on February 26, 2015.

Wang Jun, aged 49, has been serving as a non-executive director on our Board since June 27, 2013. Mr. Wang graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction. He has extensive experience in financial and corporate management. Mr. Wang formerly served as engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co. Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Independent Non-Executive Directors

Ma Si-hang, Frederick, aged 63, has been serving as an independent non-executive director on our Board and the chairman of the audit committee of the Board since June 27, 2013. Mr. Ma graduated from University of Hong Kong with a bachelor's degree in Arts. He served as head of Financial Services and the Treasury Bureau of Hong Kong Special Administrative Region in 2002, head of Commerce and Economics Development Bureau in 2007 and resigned in July 2008. He also previously served as the managing director of Great Britain subsidiary of RBC Dominion Securities Inc., managing director and head of Asia Area of Private Banking Department of Chase Bank, executive president of private banking business of JPMorgan Chase & Co. in Asia Pacific, vice chairman and managing director of Kumagai Gumi (Hong Kong) Co., Ltd., chief financial officer and executive director of PCCW Company Limited, and non-executive director of MTR Corporation Ltd. Mr. Ma was awarded the Gold Bauhinia Star (GBS) by the HKSAR government in 2009, and was appointed non-official Justice of the Peace in 2010 by the HKSAR government.

Chen Lijie, aged 60, has been serving as an independent non-executive Director since February 26, 2015. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She successively acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Zhao Zhao, Mr. Yuan Li and Mr. Zhang Zhankui. Mr. Zhao Zhao was elected at the 2012 annual general meeting held on June 27, 2013 with a term of office expiring at the conclusion of the annual general meeting for the year 2015. Mr. Yuan Li's and Mr. Zhang Zhankui's terms of office were renewed on June 27, 2013.

The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2014 and up to the date of this Annual Report.

Name	Age	Positions with the Company

Zhao Zhao	52	Chairman of Supervisor Committee
Yuan Li	56	Supervisor
Zhang Zhankui	56	Supervisor

Zhao Zhao, aged 52, has been serving as the chairman of our supervisory committee since June 27, 2013. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, supervision and discipline inspection, auditing and etc. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C (Youth League Committee) directly under Ministry of Communications, head of publicity department of Y.L.C of Central Government institutions, head of office of Youth League Working Committee of Central Government institutions, standing deputy head of Guoqing Productivity Center, deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary of Central Enterprises Youth League Working Committee, deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council, secretary of Central Enterprises Youth League Working Committee and president of Central Enterprises Youth Union.

Yuan Li, aged 56, serves as our employee representative supervisor and a general manager of our corporate culture department. Mr. Yuan has been employed by us since 2001 and has extensive administrative and management experience. He had formerly served as the manager of the General Management Office, deputy head of the office and head of Department of Research and Investigation of China Non-ferrous Metals Industry Corporation head of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry; and deputy head of the Department of Political and Labour Affairs and Head of the Political Party Department of Chinalco.

Zhang Zhankui, aged 56, is the head of the finance department of Chinalco and has served as our supervisor since 2006. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. Mr. Zhang had formerly served as head of the finance division and then the audit division of China General Design Institute for Non-ferrous Metals, the deputy general manager of Beijing Enfei Tech-industry Group, the head of the accounting division of the finance department and the deputy head of the finance department of China Copper Lead & Zinc Group Corporation, the officer-in-charge of asset and finance at our listing office and the head of the capital division of our finance department and the manager of the general division of our finance department and the deputy head of the finance department of Chinalco.

Senior Management

The table and discussion below set forth certain information concerning other member of senior management during the year ended December 31, 2014 and up to the date of this Annual Report.

Name	Age	Positions with the Company

Qiao Guiling	46	Vice President
Xie Weizhi	50	Vice President and Chief Financial Officer
Xu Bo	50	Vice President and Secretary to the Board

Qiao Guiling, aged 46, serves as our vice president since 2011. Ms. Qiao holds a master's degree in engineering from Jiaozuo Mining Institute where she studied mechanical engineering. Ms.Qiao is a senior engineer with extensive experience in management. Ms. Qiao has served as the deputy director of Jiaozuo City Cryolite Factory, deputy director of the Economic and Trade Commission of Jiaozuo City Zhongzhan District, general manager of Zhongzhan Taishun Co., Ltd., factory director of a Kaolinite plant in Jiaozuo City, general manager of Henan Zhongzhou Holding Group Co., Ltd., vice mayor of the People's Government of Wen County, chairman and general manager of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd., chairman of Jiaozuo Wanfang Group Co., Ltd. and the general manager of our Henan Branch.

Xie Weizhi, aged 50, has served as our vice president and chief financial officer since March 8, 2013. Mr. Xie is a senior accountant, graduated from the Guanghua School of Management, Peking University with a master's degree in business administration. Mr. Xie joined Chinalco in February 2011. He previously served as the deputy chief and chief of the accounting division of the finance department and the deputy manager of the finance department of China Offshore Oil Nanhai West Corporation, deputy general manager and general manager of the finance department, and general manager of the treasury department of China National Offshore Oil Corporation, general manager of CNOOC Finance Corporation Limited, and the president of China National Association of Finance Companies. Mr. Xie has been engaged in financial management of large state-owned enterprises for many years and has substantial experience in finance and business management.

Xu Bo, aged 50, vice president of the Company and the secretary to the Board, serving the Company since March 2011. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation; deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive-director and general manager of Chalco Energy Co., Ltd.

B.	COMPENSATION

Executive Compensation

Executive directors are entitled to a director's fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director's fees. The aggregate amount of cash compensation paid by us to our directors in 2014 for services performed in connection with their respective capacities above was approximately RMB3.0 million. The aggregate amount of cash compensation paid by us to our senior management who are not members of our Board in 2014 was approximately RMB1.7 million, respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. Directors receive fees for their services. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2014 are as follows:

Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total

	RMB('000)	RMB('000)	RMB('000)	RMB('000)	RMB('000)

Executive Directors
Xiong Weiping	-	606.0	-	63.0	669.0
Luo Jianchuan	-	528.0	-	63.0	591.0
Liu Xiangmin	-	515.0	-	63.0	578.0
Jiang Yinggang	-	491.0	-	63.0	554.0

Non-Executive Directors
Liu Caiming	-	-	-	-	-
Wang Jun	150.0	-	-	-	150.0
Sun Zhaoxue	-	-	-	-	-

Independent Non-Executive Directors
Wu Jianchang	94.0	-	-	-	94.0
Ma Si-hang, Frederick	189.0	-	-	-	189.0
Wu Zhenfang	189.0	-	-	-	189.0

	622.0	2,140.0	-	252.0	3,014.0

Supervisors
Zhao Zhao(6)	-	-	-	-	-
Yuan Li	-	450.0	-	64.0	514.0
Zhang Zhankui	-	-	-	-	-

	-	450.0	-	64.0	514.0

Total	622.0	2,590.0	-	316.0	3,528.0

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

Board of Directors

All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Each of our directors and supervisors has entered into a service contract with us, none of which can be terminated by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of our directors, supervisors or other senior management personnel. One of the supervisors is an employee representative appointed by our employees and the rest are appointed by the shareholders. The following table sets forth the number of years our current directors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term

Ge Honglin	February 26, 2015	June 2016
Luo Jianchuan	June 27, 2013	June 2016
Liu Xiangmin	June 27, 2013	June 2016
Jiang Yinggang	June 27, 2013	June 2016
Liu Caiming	February 26, 2015	June 2016
Wang Jun	June 27, 2013	June 2016
Ma Si-hang, Frederick	June 27, 2013	June 2016
Chen Lijie	February 26, 2015	June 2016

Audit Committee

As at the date of this Annual Report, our audit committee consists of two independent non-executive directors, namely, Mr. Ma Si-hang, Frederickand and Ms. Chen Lijie. Mr. Ma Si-hang, Frederick is chairman of the audit committee. Mr. Wu Jianchang served as a member of our audit committee before he resigned from this position on February 26, 2015. Mr. Wu Zhenfang served as a member of our audit committee before he resigned from this position on April 2, 2015 when he became subject to an investigation by the competent authority.

Due to Mr. Wu Zhenfang's resignation, the number of members of our audit committee does not satisfy the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, which requires that the audit committee shall comprise at least three independent non-executive directors. As the date of this Annual Report, we are in the process of identifying suitable candidate to fill the vacancy in the Board and the audit committee. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, approve related party transactions, supervise our internal financial reporting, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors and review management policies.

Remuneration Committee

As at the date of this Annual Report, our remuneration committee consists of one independent non-executive director, Mr. Ma Si-hang, Frederick and a non-executive director, Mr. Liu Caiming. Mr. Liu Caiming served as a member of our remuneration committee before he resigned from the position as a non-executive director on March 18, 2014 and serves as a member of our remuneration committee after he was re-elected as a non-executive director on February 26, 2015. Mr. Wu Zhenfang served as the chairman of our remuneration committee before he resigned from this position on April 2, 2015.

The primary duties of our remuneration committee as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management. In 2014, the remuneration committee convened at one meeting, to consider and approve remuneration standards for 2014 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

As at the date of this Annual Report, our nomination committee consists of two executive directors, namely Mr. Ge Honglin and Mr. Luo Jianchuan, and two independent non-executive directors, namely Mr. Ma Si-hang, Frederick and Ms. Chen Lijie. Mr. Ge Honglin is the chairman of the nomination committee. Mr. Xiong Weiping served as a member of our nomination committee before he resigned as executive director on December 18, 2014. Mr. Wu Jianchang served as the chairman of our nomination committee before he resigned as non-executive director on February 26, 2015. Mr. Wu Zhenfang served as a member of our nomination committee before he resigned from this position on April 2, 2015.

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

Development and Planning Committee

As at the date of this Annual Report, our development and planning committee consists of three executive directors, namely Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Jiang Yinggang. Mr. Ge Honglin is the chairman of the committee. Mr. Xiong Weiping served as the chairman of our development and planning committee before he resigned as exetutive director on December 18, 2014. Mr. Wu Jianchang served as a member of our development and planning committee before he resigned on February 26, 2015. Mr. Wu Zhenfang served as a member of our development and planning committee before he resigned from this position on April 2, 2015. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.

Occupational Health and Safety and Environmental Committee

Our occupational health and safety and environmental committee consists of two executive directors Mr. Liu Xiangmin and Mr. Jiang Yinggang and one non-executive director, Mr. Wang Jun, with Mr. Liu Xiangmin as the chairman. This committee considers our annual planning on health, environmental protection and safety, supervises our implementation of the planning on health, environmental protection and safety initiatives, inquiries into serious incidents and inspecting and supervising over the handling of such incidents and makes recommendations to the Board on major decisions on health, environmental protection and safety.

Supervisory Committee

Our supervisory committee consists of three supervisors, with one supervisor being elected from the staff as a representative of the employees. Our shareholder representative supervisors, namely, Mr. Zhao Zhao and Mr. Zhang Zhankui, were appointed at the annual general meeting held on June 27, 2013. Mr. Zhao Zhao serves as chairman of the supervisory committee. In the election of employee representatives held in the same month, Mr. Yuan Li was re-elected as the employee representative supervisor of the fifth session of the supervisory committee. Following are the primary duties of our supervisory committee:

*	inspection of implementation of resolutions of the general meetings;

*	inspection of legal compliance of our operations;

*	inspection of our financial activities;

*	inspection of the utilization of proceeds raised by us;

*	inspection of the acquisitions and disposals of our assets;

*	inspection of our connected transactions; and

*	review of self-assessment report on internal control.

D.	EMPLOYEES

As of December 31, 2012, 2013 and 2014, we had approximately 97,990, 90,207 and 75,749 employees, respectively. The number of our employees significantly decreased from 2013 to 2014, which was mainly due to the termination of labor relationship through negotiation, retirement and personnel reposition. The table below sets forth the number of our employees by function as of the periods indicated:

	As of December 31,

	2012		2013		2014

	(%)		(%)		(%)

Function
Alumina production	42,382	43.3	50,970	56.5	31,456	41.53
Primary aluminum production	38,437	39.2	29,158	32.3	28,010	36.98
Aluminum fabrication(1)	6,306	6.4	-	-	-	-
Mining	4,018	4.1	3,698	4.1	3,106	4.1
Research and development	771	0.8	779	0.9	680	0.90
Sales and marketing	706	0.7	659	0.7	561	0.74
Energy	-	-	-	-	7,755	10.24
Management and others(2)	5,370	5.5	4,943	5.5	4,181	5.51

Total	97,990	100.0	90,207	100.0	75,749	100

(1)	We disposed of substantially all of our aluminum fabrication operations in June 2013.

(2)	Excluding our management personnel for alumina production, primary aluminum production and aluminum fabrication.

Location	Employees	% of Total

Shandong	9,133	12.06
Shandong branch	7,144	9.43
Shandong Huayu	1,989	2.63
Henan	14,425	19.04
Henan branch	8,207	10.84
Zhongzhou branch	5,538	7.31
Research Institute	680	0.9
Guizhou	7,073	9.34
Guizhou branch	4,945	6.53
Zunyi Aluminum	1,041	1.37
Zunyi Alumina	1,087	1.44
Guangxi	4,295	5.67
Guangxi branch	4,295	5.67
Shanxi	12,858	16.97
Shanxi branch	8,448	11.15
Shanxi Huasheng	1,728	2.28
Shanxi Huaze	1,897	2.5
Shanxi Huaxing	785	1.04
Gansu	7,352	9.71
Lanzhou branch	3,295	4.36
Gansu Hualu	1,404	1.85
Liancheng branch	2,653	3.5
Liaoning	1,565	2.07
Fushun Aluminum	1,565	2.07
Qinghai	4,167	5.5
Qinghai branch	4,167	5.5
Chongqing	1,056	1.39
Chongqing branch	1,056	1.39
Inner Mongolia	5,349	7.06
Baotou Aluminum	5,349	7.06
Ningxia	7,755	10.24
Ningxia Energy	7,755	10.24
Others (including employees of branches and subsidiaries under construction)	490	0.65
Headquarters	231	0.3

Total	75,749	100.0

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2014. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E.	SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 41.33% of our outstanding common shares directly and indirectly through its controlled entities. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. Approximately 58.67% of our total outstanding common shares are held by public shareholders, of which 29.16% and 29.51% are owned by holders of H Shares and A Shares, respectively. The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2014. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

As of December 31, 2014

Holders of A Shares and H Shares	Number of shares (in millions)	% of issued total share capital(5)	% of respective share class(6)

Holders of A Shares
Chinalco(1)	5,589.36(L) (3)	41.33(L)	58.34(L)

Holders of H Shares
Templeton Asset Management Ltd.	1,143.58(L)	8.46(L)	29.00(L)
BlackRock, Inc. (2)	212.20(L)	1.57(L)	5.38(L)

	61.43(S) (4)	0.45(S)	1.56(S)

(1)

Including 5,214,407,195 A Shares held directly by Chinalco, 301,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 62,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant. Baotou Aluminum (Group) Co., Ltd., Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute and Shanxi Aluminum Plant are controlled by Chinalco.

(2)

These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H shares, 3,256,000 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 7,587,975 H shares were held as derivatives.

(3)	The letter "L" denotes a long position.

(4)	The letter "S" denotes a short position.

(5)	The number of our total issued shares is 13,524.49 million.

(6)	The total number of our A shares is 9,580.52 million and the total number of our H shares is 3,943.97 million.

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

To the best of our knowledge, as of December 31, 2014, all of the outstanding ADSs were held by 69 United States holders of record.

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

The following table sets forth the details of our material connected transaction for the year ended December 31, 2014:

Agreement	Nature	Term of the Agreement	Transaction Amount in 2014	Annual Cap for 2014
			(RMB in millions)	(RMB in millions)

Continuing Connected Transactions

Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	313	550

General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	3,314	4,000

	Chinalco purchases from us alumina, primary aluminum, scrap materials, pitch and other similar supplies and supporting services and ancillary services such as electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services.		6,586	7,500

Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum)*	We purchase from Xinan Aluminum products and services including among other things, aluminum fabrication products, equipment, water, electricity and gas, maintenance and repair services, unloading, transportation and storage services.	The original agreement was entered on October 20, 2008 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	-	7,600

	Xinan Aluminum purchases from us products including among other things, aluminum alloy sheets or rolls, aluminum fabrication scraps and primary aluminum and aluminum alloy ingots.		845	7,500

Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to any third parties before meeting our bauxite and limestone requirements.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	111	330
Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	988	13,000

Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001 for a term of 50 years, expiring on June 30, 2051.	507	1,100

Buildings and Office Buildings Leases Agreements (Counterparty: Chinalco)	We lease 59 buildings with an aggregate gross floor area of 62,189 square meters to Chinalco. Chinalco leases 100 buildings with an aggregate gross floor area of 273,637 square meters to us.	The original agreement was entered on November 5, 2001 for a term of 20 years, expiring on June 30, 2020	55	110

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

Framework Agreement for Aluminum Products Fabrication Services (Counterparty: Chinalco)*	Shandong Aluminum Company and Qinghai Aluminum Company, wholly-owned subsidiaries of Chinalco, provide alumina fabrication and production services to us.	The original agreement was entered on February 28, 2011 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	76	330

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

			4,890 (largest amount of daily deposit balance during the period from January 1, 2014 to December 31, 2014) 1 (other financial services fees for the period from January 1, 2014 to December 31, 2014)	5,000 (daily cap of deposit balance during the period from January 1, 2014 to December 31, 2014) 50 (other financial services fees for the period from January 1, 2014to December 31, 2014)

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

(4)	If none of the above is available, then adoption of a contractual price.

(b)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(c)	Engineering, project construction and supervisory services were provided for our construction projects. The state-guidance price or prevailing market price is adopted for pricing purpose.

(d)

The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is: For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labor costs); and for the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties.

(e)	The pricing policy of the comprehensive social and logistics services agreement between us and Chinalco is the same as that set out in (a) above.

(f)

Pursuant to the land use rights lease agreements entered into between the us and Chinalco Group, operating leases for industrial or commercial land are charged at a rate not higher than prevailing market rent as confirmed by an independent valuer, and shall be reviewed every three years. We also entered into building rental agreement with Chinalco Group and pay rent for our lease of buildings owned by Chinalco, the rent is not higher than prevailing market rent as confirmed by an independent valuer, and shall be reviewed every two years.

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

During the years ended December 31, 2012, 2013 and 2014, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2012, 2013 and 2014 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government.

We provide the following additional information on material related party transactions during the periods indicated:

(a)	significant related party transactions

	For the year ended December 31

	2012	2013	2014

	(RMB in thousands)

Sales of goods and services rendered:
Sales of materials and finished goods to
Chinalco and its subsidiaries	6,805,794	8,844,205	7,040,457
Associates of Chinalco	53,599	102,723	170,338
Joint ventures of Chinalco	-	-	142
Joint ventures	30,117	52,318	48,903
Associates	9,265	1,400,098	2,146,870

	6,898,775	10,399,344	9,406,710

Provision of utility services to:
Chinalco and its subsidiaries	341,386	390,368	390,046
Associates of Chinalco	21,420	18,233	17,750
Joint Ventures	1	11,628	113
Associates	-	10,014	1,977

	362,807	430,243	409,886

Provision of products processing services to:
Chinalco and its subsidiaries	7,431	1,357	3,169

Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	2,321,386	1,842,045	987,706
Associates of Chinalco	11,365	140	-

	2,332,751	1,842,185	987,706

Purchases of key and auxiliary materials, equipment and finished goods from:
Chinalco and its subsidiaries	3,839,222	3,799,542	3,009,894
Associates of Chinalco	17,745	254	386,609
Joint ventures	976,141	1,076,867	1,268,123
Associates	2,618	380,255	762,003

	4,835,726	5,256,918	5,426,629

Provision of social services and logistics services by:
Chinalco and its subsidiaries	306,589	243,865	312,626

Provision of utilities services by:
Chinalco and its subsidiaries	359,599	186,007	414,745
Associates of Chinalco	9,918	-	-
Joint Ventures	-	27	-

	369,517	186,034	414,745

Provision of products processing services by Chinalco and its subsidiaries	142,244	64,377	76,075

Rental expenses for buildings and land use rights charged by Chinalco and its subsidiaries	696,874	600,892	561,528

Other significant related party transactions:

Acquisition of assets from a subsidiary of Chinalco	145,915	-	-

Borrowing from a subsidiary of Chinalco	2,350,000	1,000,000	1,429,000

Interest expense on borrowing from a subsidiary of Chinalco	54,541	40,922	38,772

Entrusted Loan from a subsidiary of Chinalco	-	70,000	70,000

Entrusted loan and other borrowings to:
Joint ventures	258,900	726,235	764,000
An associate	200,000	26,106	-
Chinalco and its subsidiaries	126,604	393,000	-

	585,504	1,145,341	764,000

Interest income on entrusted loan and other borrowings to:
Joint ventures	51,106	69,462	60,459
Chinalco and its subsidiaries	2,327	34,923	2,027
An associate	-	2,518	88

	53,433	106,903	62,574

Disposal of the Aluminum Fabrication Segment and transferred loan to Chinalco and its subsidiaries	-	10,614,600	-

Interest income from the unpaid disposal proceeds from Chinalco and its subsidiaries	-	250,124	542,811

Disposal of investments in a joint venture and an associate to Chinalco	-	264,474	-

Disposal of a subsidiary to a subsidiary of Chinalco	-	12,953,368	-

Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	-	-	300,000

Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	-	-	304,239

Provision of financial guarantees to:
Joint ventures	124,900	381,800	345,760
An associate	-	-	23,710

	124,900	381,800	369,470

Financial guarantees provided by
Subsidiaries of Chinalco	42,470	20,000	138,000

Discounted notes receivables to a subsidiary of Chinalco	1,769,819	1,278,907	118,757

(b)	Balances with related parties

	As of December 31,

	2013	2014

	(RMB in thousands)

Cash and cash equivalents deposited with
A subsidiary of Chinalco	3,481,778	4,889,705

Trade and notes receivables
Chinalco and its subsidiaries	1,129,159	886,532
Associates of Chinalco	2,514	1,922
Associates	3,565	229
Joint ventures	1,005	8,213

	1,136,243	896,896

Less: provision for impairment of receivables	(124,093)	(167,799)

Other current assets	1,012,150	729,097

Chinalco and its subsidiaries	9,745,762	4,841,266
Associates	116,138	90,977
Joint ventures	1,441,699	1,310,499

	11,303,599	6,242,742

Less: provision for impairment of other current assets	(36,208)	(54,516)

	11,267,391	6,188,226

Other non-current assets
Chinalco and its subsidiaries	12,288,413	8,195,904
An associate	-	111,846

	12,288,413	8,307,750

Borrowings
Subsidiaries of Chinalco	740,000	1,402,639

Trade and notes payables
Chinalco and its subsidiaries	285,343	429,809
Associates of Chinalco	538	4
Associates	136,760	15,520
Joint ventures	2,865	81,988

	425,506	527,321

Other payables and accrued expenses
Chinalco and its subsidiaries	1,688,186	1,426,842
Associates of Chinalco	66,681	880
Joint ventures	6,597	472
Associates	192,247	91,207

	1,953,711	1,519,401

(c)	Compensation of key management personnel

	For the year ended December 31,

	2012	2013	2014

	(RMB in thousands)

Fees	732	689	622
Basic salaries, housing fund, other allowances and benefits in kind	4,604	5,424	4,062
Discretionary bonus	-	-	-
Pension cost-defined contribution schemes	330	319	508

	5,666	6,432	5,192

Guarantees

We provided guarantees to our related parties to guarantee their loans during the period from January 1, 2014 to February 28, 2015. The outstanding balance of the loans we guaranteed was RMB369.5 million as of February 28, 2015 and the largest amount outstanding of the loans we guaranteed during the period from January 1, 2014 to February 28, 2015 was RMB405.5 million. The interest rates on such loans are from 6.55% to 6.765%.

Our related parties also provided guarantees to us to guarantee our loans during the period from January 1, 2014 to February 28, 2015. The outstanding balance of the loans guaranteed by our related parties was RMB138 million as of February 28, 2015 and the largest amount outstanding of the loans guaranteed by our related parties during the period from January 1, 2014 to February 28, 2015 was RMB142 million. The interest rates on such loans are from 3.55% to 6.3%.

Loans

We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2014 to February 28, 2015. The outstanding balance of such entrusted loans was mainly RMB786 million as of February 28, 2015 and the largest amount outstanding of the entrusted loans during the period from January 1, 2014 to February 28, 2015 was RMB200 million. The interest rates on such entrusted loans range from 6% to 10%.

Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2014 to February 28, 2015. The outstanding balance of such loans was RMB1.8 billion as of February 28, 2015 and the largest amount outstanding of the loans during the period from January 1, 2014 to February 28, 2015 was RMB500 million. The interest rates on such loans range from 5.32% to 9.2%.

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

The following table sets forth, for the periods indicated, the reported high and low market prices for our shares on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange:

	NYSE		Hong Kong Stock Exchange		Shanghai Stock Exchange

Calendar Period	High	Low	High	Low	High	Low

	(US$ per ADS)		(HK$ per H Share)		(RMB per A Share)
	(%)		(%)		(%)

2010	34.27	18.03	10.66	5.66	15.78	8.42
2011	25.88	10.34	7.98	3.20	12.36	6.23
2012	13.88	9.22	4.45	2.86	7.89	4.55
2013	13.29	7.25	4.21	2.20	5.37	3.01
First Quarter	13.29	9.52	4.21	2.95	5.37	4.11
Second Quarter	10.73	7.25	3.32	2.20	4.47	3.01
Third Quarter	9.59	7.35	3.00	2.28	4.55	3.03
Fourth Quarter	9.92	8.42	3.15	2.63	4.76	3.30
2014	12.6	8.25	3.85	2.54	6.66	2.97
First Quarter	9.53	8.25	2.99	2.54	3.6	3.11
Second Quarter	10.31	8.62	3.23	2.64	3.5	2.97
Third Quarter	12.6	8.99	3.85	2.77	4.27	3.03
Fourth Quarter	11.8	9.73	3.73	3.1	6.66	3.46
September	12.09	10.06	3.8	3.12	4.14	3.56
October	11.23	9.73	3.46	3.1	3.98	3.46
November	11.71	10.5	3.53	3.23	4.36	3.82
December	11.8	10.36	3.73	3.18	6.66	4.26
2015
January	13.51	11.11	4.28	3.53	6.97	5.17
February	12.07	10.75	3.78	3.33	5.44	4.73
March	12.82	11.38	4.1	3.52	6.74	5.41
April (through April 2, 2015)	13.43	12.73	4.18	3.87	6.55	6.25

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the SAFE by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the SAFE. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

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

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese listed companies to a domestic individual are ordinarily subject toa PRC withholding tax levied at a flat rate of 20%. According to the "Circular on Issues concerning the Implementation of the Individual Income Tax Policies Pertaining to Dividend Differentiation of Listed Company" issued by the PRC State Administration of Taxation (the "SAT"), the MOF and the CSRC, which becomes effective on January 1, 2013, for shares of listed company held by any person for one month or less, the full amount of dividend proceeds shall be deemed as taxable income; for shares held for more than one month but less than one year (including one year), only 50% of the dividend proceeds will be accounted into taxable income; and for shares held for more than one year, only 25% of the dividend proceeds will be taxable income.

For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council of China or reduced by an applicable tax treaty. In 2011, the SAT issued the "Circular on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 (No. 348)", under which dividend paid by a non-foreign-invested and PRC incorporated company listed in Hong Kongwill generally be subject to a withholding tax of 10%, and to be adjusted pursuant to the arrangement for the avoidance of double taxation signed between the PRC and the country where a foreign individual is a resident.

Dividends Paid to Non-PRC Enterprises

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by Chinese companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, are not subject to any PRC tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. However, the withholding tax rate could be reduced under an applicable double-taxation treaty.

Tax Treaties

Non-PRC shareholders who are residents or citizens of a country that has entered into a double-taxation treaty with China may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. China currently has such treaties with more than one hundred countries and regions, including:

*	the United States;

*	Australia;

*	Canada;

*	France;

*	Germany;

*	Japan;

*	Malaysia;

*	Singapore;

*	the United Kingdom; and

*	the Netherlands.

Under most treaties, the rate of withholding tax imposed by China's taxation authorities remains 10%. The double taxation treaty between China and the United States provides that China may tax dividends paid by us to an eligible U.S. holder up to 10% of the gross amount received by such person. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty's "treaty shopping provisions."

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

With respect to individual holders of H Shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, stipulated that income tax on gains realized on the sale of equity shares shall be regulated in separate rules to be drafted by the MOF. On March 30, 1998, the MOF and the SAT jointly issued the "Circular of Taxation Regarding the Continued Exemption of Individual Income Taxes Levied on Income Obtained from the Transfer of Shares", which provided that income derived from the transfer of shares issued by listed companies shall not be taxed as income for the purposes of levying individual income taxes after July 1, 1997.

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

The following summary describes the principal U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs. This summary only applies to U.S. holders, as defined below, who hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Codeof 1986 as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

*	financial institutions;

*	insurance companies;

*	tax-exempt organizations;

*	real estate investment trusts, regulated investment companies, grantor trusts;

*	persons that have a functional currency other than the U.S. dollar;

*	persons that will own H Shares or ADSs through partnerships or other pass-through entities;

*	persons that own 10% or more, by vote, of our equity for U.S. federal income tax purposes;

*	dealers or traders in securities or currencies;

*	certain former citizens or long-term residents of the United States;

*	persons that will hold the H Shares or ADSs as a position in a "straddle" or as part of a "hedging", or "conversion" or other risk reduction transaction for U.S. federal income tax purposes;

*	persons who receive the H Shares or ADSs as compensation for services;

*	"dual resident" corporations;

*	persons that generally mark their securities to market for United States federal income tax purposes; or

*	persons who are residents of the People's Republic of China or who are subject to Hong Kong profits tax.

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

You are a "U.S. holder" if you are a beneficial owner of H Shares or ADSs and, for U.S.federal income tax purposes are:

*	an individual citizen or resident of the United States;

*	a corporation created or organized under the laws of the United States or any political subdivision thereof;

*	an estate the income of which is subject to United States federal income tax without regard to its source; or

*

a trust: (i) subject to the primary supervision of a United States court and one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust; or (ii) that has validly elected to be treated as a United States person under applicable United States Treasury Regulations.

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

The U.S. dollar amount of dividends received by an individual, trust or estate will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (c) provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules. We should be considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2015 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "- Passive Foreign Investment Company." Relevant U.S. holders should consult their tax advisors regarding whether such dividends will qualify for the reduced rates provided by the "qualified dividend" rules.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received actually or constructively by you, regardless of whether you convert the distribution into U.S.dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources. If dividends received in HK dollars are converted into U.S. dollars on the day they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. Holder's foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under "- Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder's holding period for such H Shares or ADSs exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate U.S. Holders, the United States income tax rate applicable to net long-term capital gain currently will not exceed 20.0%. The deductibility of capital losses is subject to significant limitations.

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

The rules relating to the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, however, if any PRC tax were to be imposed on any gain from the disposition of H Shares or ADSs, the gain could be treated as PRC source income. U.S. holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

*	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

*	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder's holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the H Shares or ADSs.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to "excess distributions" made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

These adverse tax consequences may be mitigated if the U.S. holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over its adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as "marketable stock" because the ADSs are listed on the New York Stock Exchange.

A U.S. holder's adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances. However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

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

*	provide a properly completed IRS Form W-88EN, certifying your status as a non-US holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability provided that you furnish the required information to the IRS in a timely manner.

Certain U.S. Holders may be required to report information with respect to such holder's interest in "specified foreign financial assets" (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisers regarding the foreign financial asset reporting obligations and their possible application to the holding of H Shares or ADSs.

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

Credit Risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. We also provide financial guarantees to certain subsidiaries and a joint venture. The carrying amounts of these receivables and amounts of financial guarantees represent our maximum exposure to credit risk in relation to our financial assets and guarantees.

We maintain a significant majority of our bank balances and cash and short-term investments in several major state-owned banks in the PRC. The directors are of the opinion that these assets are not exposed to significant credit risk.

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

We hold collateral for some entrusted loans. In 2011, we entered into an agreement with Shanxi Jiexiu to provide a three year entrusted loan to Shanxi Jiexiu totaling RMB1,000 million with annual interest rate of 10%. Pursuant to the agreement, the 51% equity interests of Xinyugou Coal held by Shanxi Province Jiexiu Luxin Coal Gas Co. Ltd was pledged as collateral for this entrusted loan. As of December 31, 2014, we provided RMB500 million in the form of entrusted loan to Xinyugou Coal. We do not hold any other collateral as security for these receivables.

In 2014, we have receivables from Chinalco and its subsidiaries arising from the disposal of equity interests and assets of the Aluminum Fabrication Segment, the disposal of alumina production line of Guizhou branch and the disposal of the equity interests of Chalco Iron Ore. We have received certain receivables from Chinalco and its subsidiaries in accordance with the payment terms. Therefore, we believe that there is no material credit risk related to these receivables.

For the years ended December 31, 2012, 2013 and 2014 none of our customers individually accounted for more than 10% of our total revenue. Therefore, we believe that we were not exposed to any significant concentration of credit risk as of December 31, 2012, 2013 and 2014.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the SAFE. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. On July 21, 2005, the People's Bank of China announced a reform of its exchange rate system. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People's Bank of China allows the Renminbi to rise or fall 1% from a mid-point every day, effective on April 16, 2012, compared with its previous 0.5% limit. The People's Bank of China allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. Any appreciation of the Renminbi will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

Our bank balances and cash on hand as of December 31, 2014 amounted to RMB17,932.2 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro, Australian dollar and Indonesian Rupiah, which translated into RMB3,055.3 million, RMB4.9 million, RMB6.4 million, RMB2.8 million and RMB0.06 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated trade and notes receivable. As of December 31, 2014, we had foreign currency denominated loans with principal amount of RMB24 million in Japanese Yen and RMB4,957 million in U.S. dollars. In addition, as of December 31, 2014, our receivables from disposal of Chalco Iron Ore denominated in U.S. dollars amounted to RMB7,587 million and deposits paid to suppliers amounting to RMB1,836 million and an amount included in other terms amounting to RMB1,562 million.

As of December 31, 2014, if RMB had appreciated/weakened by 5% against US dollar with all other variables held constant, profit for the year would have been approximately RMB238 million higher/lower, mainly as a result of foreign exchange gains on translation of US dollar-denominated borrowings. Profit is less sensitive to fluctuations in the exchange rate between RMB and US dollar in 2014 than 2013, mainly due to the decrease in US dollar-denominated borrowings.

As the assets and liabilities denominated in foreign currencies other than US dollar are minimal relative to our total assets and liabilities, our directors are of the opinion that we are not exposed to any significant foreign currency risk arising from such foreign currency denominated assets and liabilities as of December 31, 2012, 2013 and 2014.

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits, entrusted loans and receivables arising from disposal of subsidiaries, balances and assets and a prepayment paid to a supplier. Most of the bank deposits are maintained in savings and time deposit accountsin the PRC. The interest rates are regulated by the People's Bank of China and our treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed. The interest rate of the receivables from disposal of subsidiaries, business and assets to Chinalco is the rate of one-year bank loan determined by People's Bank of China at payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, our directors are of the opinion that we were not exposed to any significant interest rate risk for its financial assets held as at December 31, 2014 and 2013.

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

As at December 31, 2014, if interest rates had been 100 basis points higher/lower for bank and other loans borrowed at floating interest rates with all other variables maintain constant, our net profit for the year would have been RMB546 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

Our fair value interest rate risk mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, we are not exposed to any significant fair value interest rate risk for our fixed interest rate borrowings held.

Commodity Price Risk

We are exposed to fluctuations in the prices of alumina, primary aluminum and other products. We import a portion of our alumina supply from suppliers outside China. Such purchases are made at market prices. In addition, all our sales of alumina, primary aluminum and other products are made at market prices. Therefore, fluctuations in the prices of alumina and primary aluminum have a significant effect on our operating performances.

We use mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in primary aluminum prices. We use the futures contract for hedging other than speculation. With reference to the hedging of primary aluminum production, our production companies hedge the output of primary aluminum and Chalco Trading hedges the quantities of buyout and self-supporting. As of December 31, 2014, the fair value of outstanding future contracts amounting to RMB121 million and RMB4 million was recognized in financial assets and liabilities at fair value through profit or loss, respectively. As of December 31, 2014, the fair value of outstanding option contracts in the amount of RMB25 million was recognized in financial liabilities at fair value through profit or loss.

The fair value of futures contracts are based on quoted market prices. As of December 31, 2013 and 2014, our position in futures contracts was as follows:

	As of December 31, 2013				As of December 31, 2014

	Tonnes	Contract Value	Market Value	Maturity	Tonnes	Contract Value	Market Value	Maturity
	(RMB in thousands)				(RMB in thousands)

Futures Contracts:

Primary aluminum
- Short	8,875	125,608	124,637	January 2014	121,860	1,703,565	1,571,999	February-March 2015
- Long	7,850	109,372	109,643	April-January 2014	44,535	600,762	591,871	January-May 2015
Zinc
- Short	1,300	19,701	19,729	February-March 2014	460	7,700	7,672	January-May 2015
- Long	-	-	-	-	1,000	16,444	16,723	January-May 2015
Copper
- Short	9,275	468,289	471,606	January-April 2014	-	-	-	-
- Long	-	-	-	-	8,900	384,072	379,780	January-March 2015
Lead
- Short	80	1,151	1,148	January 2014	25	340	308	January 2015
Silver
- Short	3,900	16,217	16,130	January-June 2014	-	-	-	-
Coal
- Short	18,000	19,427	17,424	January-May 2014	52,000	51,148	51,996	September 2015

- Long	-	-	-	-	90,000	68,568	67,140	January-May 2015

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

As of December 31, 2014, we had total banking facilities of approximately RMB142,051 million, of which RMB65,394 million had been utilized and unutilized banking facilities amounted to RMB76,657 million as of December 31, 2014, among which, banking facilities of approximately RMB71,660 million will be subject to renewal during the next 12 months from January 1, 2015. Our directors are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2014, we had credit facilities through our futures agent at LME amounting to US$120 million, of which approximately US$57 million has been utilized. The futures agent has the right to adjust the related credit facilities.

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2014:

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

	(RMB in millions)

Finance lease payable, including current portion	318,103	444,022	910,926	-	1,673,051
Long-term bank and other loans, including current portion	6,572,862	3,331,060	11,784,104	10,258,318	31,946,344
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds, including current portion	4,000,000	6,900,000	9,400,000	-	20,300,000
Short-term bonds	23,000,000	-	-	-	23,000,000
Short-term bank and other loans	40,792,689	-	-	-	40,792,689
Interest payables for borrowings	5,783,078	2,516,312	3,488,030	596,089	12,383,509
Financial liabilities at fair value through profit or loss	29,384	-	-	-	29,384
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,277,693	-	-	-	8,277,693
Financial liabilities included in other non-current liabilities	-	229,704	581,265	359,264	1,170,233
Trade and notes payables	15,748,351	-	-	-	15,748,351

	104,522,160	13,421,098	28,164,325	11,213,671	157,321,254

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, in connection with the ownership of Chalco's American Depositary Receipts.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs$.02 (or less) per ADS	*	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	*	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

	*	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had Distribution of securities distributed to holders of deposited securities

$.02 (or less) per ADS per calendar year Registration or transfer fees	*	Depositary services
	*	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	*	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	*	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	*	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	*	As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program and incurred by us in connection with the program. From January 1, 2014 to December 31, 2014, we received from the depositary reimbursements of US$152,756.1 for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2014 to December 31, 2014, the total amount of the fees that were waived was US$130,148.24.

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

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework in Internal Control- Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRSs.

The effectiveness of our internal controls over financial reporting as of December 31, 2014 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2014, there have been no material changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Mr. Ma Si-hang, Frederick and Ms. Chen Lijie. Our Board has determined that Mr. Ma Si- hang, Frederick, the chairman of the audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See "Item 6. Directors, Senior Management and Employees."

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

Ernst & Young served as our independent auditor for the fiscal years ended December 31, 2013 and 2014. A description of the fees billed to us by Ernst & Young for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31

	2013	2014

	(RMB in thousands)

Audit fee (1) and audit-related fees (2)	25,221	22,210
Tax fees (3)	28	-

(1)	"Audit fee" represents fee obtained from annual audit work.

(2)

"Audit-related fees" represent aggregate fees charged by Ernst & Young for permissible professional services rendered in connection with assisting the Company to transition from COSO 1992 Internal Control Framework to COSO 2013 Internal Control Framework, issuance of USD senior perpetual securities and issuance of subsequent letter for additional issuance of A Shares according to the requirement of CSRC.

(3)	"Tax fees" represent fees charged by Ernst & Young for permissible tax advisory services related to planned and completed acquisitions and other tax advisory service.
Our audit committee pre-approves all audit and audit-related services and tax advisory services performed by our principal accountants, Ernst & Young, for the years ended December 31, 2013 and 2014.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2014.

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

Our Board currently comprises two independent directors and six non-independent directors which is not in compliance with the requirement by the PRC securities regulatory authorities. As the date of this Annual Report, we are in the process of identifying suitable candidate as independent director to fill the vacancy of the Board.

Compensation Committee	NYSE requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors. As a foreign private issuer, we are not subject to such requirement.	We have a remuneration committee that consists of an independent director and a non-independent director.

Nominating Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating committees. As a foreign private issuer, we are not subject to such requirement.	We have a nomination committee that consists of two non-independent directors and two independent directors.

Corporate governance committee

NYSE requires a listed company to establish a corporate governance committee which comprises entirely of independent directors.
The corporate governance committee shall be co-established
with the nomination committee and have a written charter.
The corporate governance committee is responsible
(i) for recommending to the board a accordingly do
not separately maintain a set of
corporate governance guidelines applicable to the corporation; and
(ii) supervising the operation of the board and the management.
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

8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2014

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1

Letter from PricewaterhouseCoopers (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 25, 2013)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By: /s/GE Honglin
Name: GE Honglin
Title: Chairman of the Board
Date: April 15, 2015

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
Consolidated Financial Statements
For the Years Ended December 31, 2012, 2013 and 2014
Together with Reports of Independent Public Accounting Firm

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
ALUMINUM CORPORATION OF CHINA LIMITED

Pages

Reports of the Independent Registered Public Accounting Firm	F3-F5

Consolidated Statements of Financial Position as of December 31, 2013 and 2014	F6-F7

Consolidated Statements of Comprehensive Income for the Years Ended
December 31, 2012, 2013 and 2014	F8-F9

Consolidated Statements of Changes in Equity for the Years Ended
December 31, 2012, 2013 and 2014	F10-F12

Consolidated Statements of Changes in Cash Flows for the Years Ended
December 31, 2012, 2013 and 2014	F13-F14

Notes to the Consolidated Financial Statements	F15-F185

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited and its subsidiaries (the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong
April 15, 2015

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Aluminum Corporation of China Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Aluminum Corporation of China Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting (Continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing, the consolidated statements of financial position of Aluminum Corporation of China Limited as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 of Aluminum Corporation of China Limited and our report dated April 15, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong
April 15, 2015

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31,		December 31,
		2013		2014

	Note	RMB'000	RMB'000	USD'000

ASSETS

Non-current assets
Intangible assets	7	10,852,397	10,977,959	1,769,326
Property, plant and equipment	8	100,605,972	94,032,375	15,155,268
Land use rights and leasehold land	9	2,743,966	3,274,428	527,742
Investments in joint ventures	10(a)	2,314,841	2,525,747	407,076
Investments in associates	10(b)	4,587,818	4,840,968	780,222
Available-for-sale financial investments	11	82,112	74,850	12,064
Deferred tax assets	12	1,793,310	952,057	153,444
Other non-current assets	13	13,461,217	12,479,204	2,011,283

Total non-current assets		136,441,633	129,157,588	20,816,425

Current assets
Inventories	14	23,535,948	22,441,448	3,616,905
Trade and notes receivables	15	6,156,605	5,312,575	856,231
Other current assets	16	20,946,992	13,031,669	2,100,324
Financial assets at fair value through profit or loss	3.2	23	120,901	19,486
Available-for-sale financial investments	11	-	4,635,600	747,123
Restricted cash and time deposits	17	1,044,158	1,663,590	268,122
Cash and cash equivalents	17	11,381,695	16,268,600	2,622,022

Total current assets		63,065,421	63,474,383	10,230,213

Total assets		199,507,054	192,631,971	31,046,638

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
As of December 31, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31,		December 31,
		2013		2014

	Note	RMB'000	RMB'000	USD'000

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	18	13,524,488	13,524,488	2,179,752
Other reserves	19	19,505,450	19,640,292	3,165,441
Retained earnings/(accumulated losses)
- proposed final dividend	34	-	-	-
- others		11,327,787	(4,889,093)	(787,979)

		44,357,725	28,275,687	4,557,214
Non-controlling interests		9,344,394	11,353,155	1,829,796

Total equity		53,702,119	39,628,842	6,387,010

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	20	46,294,828	44,769,211	7,215,487
Other non-current liabilities	22	1,684,376	2,937,087	473,372
Deferred tax liabilities	12	1,088,150	1,061,265	171,045

Total non-current liabilities		49,067,354	48,767,563	7,859,904

Current liabilities
Financial liabilities at fair value through profit or loss	3.1/3.2	1,947	29,384	4,736
Interest-bearing loans and borrowings	20	73,348,346	75,167,251	12,114,762
Other payables and accrued liabilities	23	10,860,109	13,211,160	2,129,253
Trade and notes payables	24	12,401,650	15,748,351	2,538,173
Income tax payable		125,529	79,420	12,800

Total current liabilities		96,737,581	104,235,566	16,799,724

Total liabilities		145,804,935	153,003,129	24,659,628

Total equity and liabilities		199,507,054	192,631,971	31,046,638

Net current liabilities		33,672,160	40,761,183	6,569,511

Total assets less current liabilities		102,769,473	88,396,405	14,246,914

The accompanying notes are an integral part of these consolidated financial statements.

Ge Honglin	Xie Weizhi
Director	Chief Financial Officer
F-7

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

		2012	2013	2014

	Note	RMB'000	RMB'000	RMB'000	USD'000

Continuing operations
Revenue	5	143,436,995	169,431,235	141,772,292	22,849,546
Cost of sales		(143,425,940)	(166,679,798)	(141,138,806)	(22,747,447)

Gross profit		11,055	2,751,437	633,486	102,099

Selling and distribution expenses	27(a)	(1,833,983)	(1,859,220)	(1,753,234)	(282,570)
General and administrative expenses	27(b)	(2,750,222)	(2,946,879)	(4,832,156)	(778,802)
Research and development expenses		(184,683)	(193,620)	(293,766)	(47,346)
Impairment loss on property, plant and equipment	8	(19,903)	(501,159)	(5,679,521)	(915,373)
Government grants	28(a)	734,852	805,882	823,986	132,802
Other (losses) /gains, net	28(b)	(16,989)	7,399,252	356,935	57,528
Finance income	29	302,346	616,576	1,047,607	168,844
Finance costs	29	(4,362,970)	(5,849,646)	(6,717,945)	(1,082,736)
Share of profits of:
Joint ventures	10(a)	37,040	148,749	89,510	14,426
Associates	10(b)	256,081	511,869	350,575	56,502

(Loss)/profit before income tax from continuing operations	26	(7,827,376)	883,241	(15,974,523)	(2,574,626)

Income tax benefit/(expense) from continuing operations	32	371,092	(339,551)	(1,074,910)	(173,244)

(Loss)/profit for the year from continuing operations		(7,456,284)	543,690	(17,049,433)	(2,747,870)

Discontinued operation
(Loss)/profit for the year from discontinued operation	6	(1,187,299)	207,144	-	-

(Loss)/profit for the year		(8,643,583)	750,834	(17,049,433)	(2,747,870)

(Loss)/profit attributable to:
Owners of the parent		(8,233,754)	975,246	(16,216,880)	(2,613,687)
Non-controlling interests		(409,829)	(224,412)	(832,553)	(134,183)

		(8,643,583)	750,834	(17,049,433)	(2,747,870)

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

		2012	2013	2014

	Note	RMB'000	RMB'000	RMB'000	USD'000

(Loss)/Profit attributable to owners of the parent arising from:
Continuing operations		(7,163,361)	739,333	(16,216,880)	(2,613,687)
Discontinued operation		(1,070,393)	235,913	-	-

		(8,233,754)	975,246	(16,216,880)	(2,613,687)

Other comprehensive income /(loss), net of tax:
Other comprehensive income /(loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		18,752	(234,019)	64,102	10,331

Net other comprehensive income /(loss) to be reclassified to profit or loss in subsequent periods		18,752	(234,019)	64,102	10,331

Total other comprehensive income /(loss), net of tax		18,752	(234,019)	64,102	10,331

Total comprehensive (loss) /income for the year		(8,624,831)	516,815	(16,985,331)	(2,737,538)

Total comprehensive (loss) /income for the year attributable to:
Owners of the parent		(8,215,002)	741,227	(16,152,778)	(2,603,355)
Non-controlling interests		(409,829)	(224,412)	(832,553)	(134,183)

		(8,624,831)	516,815	(16,985,331)	(2,737,538)

Basic and diluted (loss)/earnings per share attributable to ordinary equity holders of the parent
(expressed in RMB per share)
From continuing operations	33	(0.53)	0.05	(1.20)	(0.193)
From discontinued operation	33	(0.08)	0.02	-	-

		(0.61)	0.07	(1.20)	(0.193)

Details of the dividends payable and proposed for the year are disclosed in Note 34 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital (Note 18)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Exchange fluctuation reserve	Retained earnings	Total	Non- controlling interests	Total Equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2012	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

Loss for the year	-	-	-	-	-	-	(8,233,754)	(8,233,754)	(409,829)	(8,643,583)

Other comprehensive income for the year:
Exchange differences on translation of foreign operations	-	-	-	-	-	18,752	-	18,752	-	18,752

Total comprehensive income/(loss) for the year	-	-	-	-	-	18,752	(8,233,754)	(8,215,002)	(409,829)	(8,624,831)

Release of deferred government subsidies	-	-	203,299	-	-	-	-	203,299	8,544	211,843
Acquisition of non-controlling interests	-	(7,946)	-	-	-	-	-	(7,946)	7,946	-
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	4,104,335	4,104,335
Other appropriation	-	-	-	-	(877)	-	-	(877)	2,310	1,433
Share of reserves of associates	-	-	-	-	2,290	-	-	2,290	8,243	10,533
Transfer from other capital reserves to share premium	-	258,335	(258,335)	-	-	-	-	-	-	-
Dividends paid by subsidiaries to non-controlling shareholders relating to 2011	-	-	-	-	-	-	-	-	(86,849)	(86,849)

At December 31, 2012	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital (note 18)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150
Profit/(loss) for the year	-	-	-	-	-	-	975,246	975,246	(224,412)	750,834

Other comprehensive loss for the year:
Exchange differences on translation of foreign operations	-	-	-	-	-	(234,019)	-	(234,019)	-	(234,019)

Total comprehensive (loss)/income for the year	-	-	-	-	-	(234,019)	975,246	741,227	(224,412)	516,815

Release of deferred government subsidies	-	-	11,800	-	-	-	-	11,800	-	11,800
Acquisition of subsidiaries	-	-	-	-	-		-	-	3,801,887	3,801,887
Disposal of discontinued operation	-	-	-	-	-	-	-	-	(324,539)	(324,539)
Disposal and deemed disposal of subsidiaries	-	965	(257,529)	-	(49)	-	(508)	(257,121)	(6,170,474)	(6,427,595)
Issuance of senior perpetual securities, net of issuance costs (note 39)	-	-	-	-	-	-	-	-	2,122,605	2,122,605
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	193,908	193,908
Other appropriation	-	-	-	-	38,220	-	-	38,220	(732)	37,488
Share of reserves of a joint venture and associates (note 10)	-	-	-	-	15,836	-	-	15,836	9,084	24,920
Dividends paid by subsidiaries to non-controlling shareholders relating to 2012	-	-	-	-	-	-	-	-	(26,320)	(26,320)

At December 31, 2013	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share Capital (note 18)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Total	Non- controlling interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119
Loss for the year	-	-	-	-	-	-	(16,216,880)	(16,216,880)	(832,553)	(17,049,433)

Other comprehensive income for the year
Exchange differences on translation of foreign operations	-	-	-	-	-	64,102	-	64,102	-	64,102

	--
Total comprehensive income/(loss) for the year	-	-	-	-	-	64,102	(16,216,880)	(16,152,778)	(832,553)	(16,985,331)

Release of deferred government subsidies	-	-	20,000	-	-	-	-	20,000	-	20,000
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(950)	(950)
Issuance of senior perpetual securities, net of issuance costs (note 39)	-	-	-	-	-	-	-	-	2,461,813	2,461,813
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	694,957	694,957
Increase of equity interest in a subsidiary	-	-	24,061	-	-	-	-	24,061	(24,061)	-
Other appropriation	-	-	-	-	33,404	-	-	33,404	32,046	65,450
Share of reserves of a joint venture and associates (note 10)	-	-	-	-	8,254	-	-	8,254	-	8,254
Share of change in an associate due to passive equity dilution (note 10(b))	-	-	(14,979)	-	-	-	-	(14,979)	-	(14,979)
Senior perpetual securities' distribution	-	-	-	-	-	-	-	-	(224,241)	(224,241)
Dividends paid by subsidiaries to non-controlling shareholders relating to 2013	-	-	-	-	-	-	-	-	(98,250)	(98,250)

At December 31, 2014	13,524,488	13,098,082	674,094	5,867,557	187,858	(187,299)	(4,889,093)	28,275,687	11,353,155	39,628,842

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)
		2012	2013	2014

	Note	RMB'000	RMB'000	RMB'000	USD'000

Net cash flows from operating activities	35	1,122,352	8,251,338	13,773,049	2,219,813

Investing activities
Purchases of intangible assets		(55,356)	(527,409)	(106,077)	(17,097)
Purchases of property, plant and equipment		(9,148,495)	(8,486,568)	(8,038,327)	(1,295,543)
Purchases of land use rights and leasehold land		(1,528)	(32,546)	(295,506)	(47,627)
Proceeds from disposal of property, plant and equipment		185,926	489,893	219,490	35,375
Proceeds from disposal of intangible assets		-	-	11,637	1,876
Proceeds from disposal of a joint venture and an associate		-	264,474	7,993	1,288
Acquisitions of subsidiaries, net of cash acquired		-	392,678	-	-
Disposal of Jiaozuo Wanfang, net of cash disposed of		-	(190,786)	-	-
Proceeds from disposal of subsidiaries and Alumina Production Line of Guizhou Branch of the Company, net of cash disposed of		-	1,931,770	3,639,193	586,531
Interest received from unpaid disposal proceeds		-	-	654,028	105,410
Proceeds from disposal of Chalco Iron Ore, net of cash disposed of		-	(8,545)	2,801,901	451,584
Investments in joint ventures	10(a)	(171,564)	(180,800)	-	-
Investments in associates	10(b)	(13,406,845)	(1,660,485)	(67,358)	(10,856)
(Payments)/proceeds for available-for-sale equity investments		(27,400)	5,500	6,899	1,112
Addition of financial products		-	-	(4,635,600)	(747,123)
Gain on financial products	28(b)	26,960	18,746	71,023	11,447
Dividends received		112,984	38,390	58,929	9,498
Interest received from loans and borrowings and others		49,668	54,742	155,922	25,130
Decrease/(Increase) in restricted cash		19,821	15,679	(4,000)	(645)
(Payment)/proceeds from settlement of futures, options and forward foreign exchange contracts, net		(107,616)	176,106	181,768	29,296
Payment for acquisition of a subsidiary acquired in prior year		-	-	(36,958)	(5,957)
Loans to related parties	36	(585,504)	(1,145,341)	(764,000)	(123,134)
Loans repaid by related parties		210,169	1,217,780	972,139	156,680
Loan to a third party		(100,000)	(196,000)	(68,439)	(11,030)
Deposit for investment projects		(300,111)	(79,961)	-	-
Assets related government grants received		251,857	295,254	392,499	63,259
Others		(106,056)	(78,640)	(78,494)	(12,651)

Net cash flows used in investing activities		(23,153,090)	(7,686,069)	(4,921,338)	(793,177)

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)
		2012	2013	2014

	Note	RMB'000	RMB'000	RMB'000	USD'000

Financing activities
Instalment payment of bonds issuance expenses		(21,000)	(34,500)	-	-
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs		29,468,136	22,936,141	34,892,986	5,623,729
Proceeds from issuance of senior perpetual securities, net of issuance costs		-	2,122,605	2,461,813	396,772
Repayments of short-term bonds and medium-term notes		(18,000,000)	(24,500,000)	(26,700,000)	(4,303,259)
Senior perpetual securities' distribution paid		-	-	(224,241)	(36,141)
Drawdown of short-term and long-term loans		74,346,531	98,090,919	60,225,917	9,706,656
Payments of/receipt from loan deposits		(365,400)	365,400	-
Interest of loan deposits received		-	2,928	-
Repayments of short-term and long-term loans		(63,925,148)	(90,426,022)	(70,052,076)	(11,290,345)
Proceeds from government subsidies		180,290	14,001	25,000	4,029
Proceeds from sale and leaseback transactions		-	-	1,768,840	285,085
Capital elements of finance lease rental payment		-	-	(390,433)	(62,926)
Capital injection from non-controlling interests		4,104,335	193,908	694,957	112,007
Dividends paid by subsidiaries to non-controlling shareholders		(52,859)	(70,363)	(19,273)	(3,106)
Interest paid		(5,305,932)	(6,936,608)	(6,750,545)	(1,087,990)
Others		-	-	96,314	15,522

Net cash flows from/(used in) financing activities		20,428,953	1,758,409	(3,970,741)	(639,967)

Net (decrease)/increase in cash and cash equivalents		(1,601,785)	2,323,678	4,880,970	786,669
Cash and cash equivalents at beginning of year		10,591,306	9,063,593	11,381,695	1,834,396
Effect of foreign exchange rate changes, net		74,072	(5,576)	5,935	957

Cash and cash equivalents at December 31	17	9,063,593	11,381,695	16,268,600	2,622,022

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012, 2013 and 2014
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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"). In addition, these financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance relating to the preparation of financial statements, which for this financial year and the comparative period continue to be those of the predecessor Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the Hong Kong Companies Ordinance (Cap. 622), "Accounts and Audit", which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss, which have been measured at fair value.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.1	Basis of preparation (Continued)

Going concern

As at December 31, 2014, the Group's current liabilities exceeded its current assets by approximately RMB40,761 million (December 31, 2013: RMB33,672 million). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2015;

*

Unutilised banking facilities of approximately RMB76,657 million as at December 31, 2014, of which amounts totaling RMB71,660 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.1	Basis of preparation (Continued)

Discontinued operation

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs when the operation is abandoned. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of comprehensive income, which comprises comparative information for prior periods is represented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

On June 27, 2013, the Company disposed of all of its equity interests in the following subsidiaries to Chinalco, including (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd. () ("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd. (); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Co., Ltd. (); (4) 56.86% equity interest in Huaxi Aluminum Co., Ltd. (); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd. (); (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal") (collectively as "Aluminum Fabrication Subsidiaries"). Meanwhile, the Company disposed of Northwest Aluminum Fabrication Branch of the Company ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 27, 2013. The above transactions shall be settled in cash. In addition, as an adherent condition of the transfer of the equity interest in Henan Aluminum and Qingdao Light Metal, the Company also transferred the entrusted loans due from Henan Aluminum and Qingdao Light Metal to Chinalco (collectively as "Transferred Loan to Chinalco"), which were completed on June 27, 2013.

The above disposed Aluminum Fabrication Subsidiaries and Aluminum Fabrication Branch form the "Aluminum Fabrication Segment" of the Group. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the Aluminum Fabrication Segment was classified as a discontinued operation and the operating results of the Aluminum Fabrication Segment has been presented as a discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. The comparative figures for consolidated statement of comprehensive income and related notes have been revised to reflect the reclassification between continuing operations and the discontinued operation accordingly.

Details on the discontinued operation are disclosed in Note 6 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2013, except the adoption of the following new and revised International Financial Reporting Standards ("IFRSs") (which include International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from January 1, 2014:

*	Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

*	IFRIC 21 Levies

*	Annual Improvements 2010-2012 Cycle

-	Accounting for Contingent Consideration in a Business Combination - Amendment to IFRS 3[1]

-	Short-term Receivables and Payables - Amendment to IFRS 13

[1] Effective from July 1, 2014

The principal effects of adopting these new and revised IFRSs are as follows:

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.2	Changes in accounting policies and disclosures (Continued)

Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of "currently has a legally enforceable right to set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and are applied retrospectively. These amendments have no impact on the Group.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. The adoption of IFRIC 21 Levies has no impact on the Group.

Annual Improvements 2010-2012 Cycle

The IFRS 3 Amendment clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has had no impact on the Group.

The IFRS 13 Amendment clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has had no impact on the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted

The Group has not applied the new and revised IFRSs that have been issued but are not yet effective up to the date of issuance of the Group's financial statements. The Group intends to adopt these standards, if applicable, when they become effective.

In addition, the Hong Kong Companies Ordinance (Cap. 622) will affect the presentation and disclosure of certain information in the consolidation financial statements for the year ending December 31, 2015. The Group is in the process of making an assessment of the impact of these changes.

The information about those IFRSs that are expected to be applicable to the Group is as follows:

Amendments to IAS 1 Disclosure Initiative

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements in five areas, including materiality, disaggregation and subtotals, notes structure, disclosure of accounting policies and presentation of items of other comprehensive income arising from equity accounted investments.

The amendments further encourage entities to apply professional judgement in determining what information to disclose and how to structure the disclosure in the financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets, but no impact on the classification and measurement of the Group's financial liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted (Continued)

Amendments to IFRS 10 and IAS 28 (2011)

The amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognize in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The Group expects to adopt the amendments from January 1, 2016.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. It is not expected that this amendment would be relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted (Continued)

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted (Continued)

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group as the Group does not have any bearer plants.

Amendments to IAS 27 Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on the Group's consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted (Continued)

Annual improvements 2010-2012 Cycle

These improvements are effective for annual periods beginning on or after July 1, 2014 and are not expected to have a material impact on the Group. They include:

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

*

An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are "similar";

*

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.3	Issued but not yet effective financial reporting standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted (Continued)

Annual improvements 2011-2013 Cycle

These improvements are effective for annual periods beginning on or after July 1, 2014. They include:

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The amendment is not expected to have any impact to the Group.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination. The amendment is not expected to have any impact to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation

The consolidated financial statements comprise of the financial statements of the Company and all of its subsidiaries for the year ended December 31, 2014. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

*	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

*	Exposure, or rights, to variable returns from its involvement with the investee; and

*	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

*	The contractual arrangement with the other vote holders of the investee;

*	Rights arising from other contractual arrangements; and

*	The Group's voting rights and potential voting rights.

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
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

*	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

*	Derecognizes the carrying amount of any non-controlling interests;

*	Derecognizes the cumulative translation differences recorded in equity;

*	Recognizes the fair value of the consideration received;

*	Recognizes the fair value of any investment retained;

*	Recognizes any surplus or deficit in profit or loss; and

*

Reclassifies the parent's share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

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
For the years ended December 31, 2012, 2013 and 2014
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

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognized as expenses in the period in which they are incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognized for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in profit or loss.

If the business combination is achieved in stages through multiple transactions, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to January 1 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date that are not classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

When the Company loses control of a subsidiary in multiple arrangements (transactions), which indicate that the multiple arrangements is a single transaction, the multiple arrangements are accounted for as a single transaction.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

The following is a list of principal subsidiaries as at December 31, 2014:

Name	Place of establishment and operation	Legal status	Registered and paid-in capital	Business nature and scope of operations	Effective equity interest held

					2013	2014

Baotou Aluminum (Note (i))	PRC/Mainland of China	Limited liability company	1,668,980	Manufacture and distribution of primary aluminum, aluminum alloy and carbon products	100%	100%

China Aluminum International Trading Co., Ltd. ("Chalco Trading") () (Note (ii))	PRC/Mainland of China	Limited liability company	Registered capital 1,500,000 Paid-in capital 1,731,111	Import and export activities	100%	100%

Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") ()	PRC/Mainland of China	Limited liability company	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51%	51%

Shanxi Huaze	PRC/Mainland of China	Limited liability company	1,500,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60%	60%

Fushun Aluminum Co., Ltd. ("Fushun Aluminum") () (Note (iii))	PRC/Mainland of China	Limited liability company	1,430,000	Aluminum smelting, manufacture and distribution of nonferrous metals	100%	100%

Zunyi Aluminum Co., Ltd. ()	PRC/Mainland of China	Limited liability company	802,620	Manufacture and distribution of primary aluminum	62.10%	62.10%

Zunyi Alumina	PRC/Mainland of China	Limited liability company	1,400,000	Manufacture and distribution of alumina	73.28%	73.28%

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

The following is a list of principal subsidiaries: (Continued)

Name	Place of establishment and operation	Legal status	Registered and paid-in capital	Business nature and scope of operations	Effective equity interest held

					2013	2014

Shandong Huayu Aluminum and Power Co., Ltd. ("Shandong Huayu") ()	PRC/Mainland of China	Limited liability company	1,627,697	Manufacture and distribution of primary aluminum	55%	55%

Gansu Hualu Aluminum Co., Ltd. ()	PRC/Mainland of China	Limited liability company	529,240	Manufacture and distribution of primary aluminum	51%	51%

Chalco Hong Kong Ltd. ("Chalco Hong Kong") ()	Hong Kong	Limited liability company	HKD 849,940 thousand	Overseas investments, import and export activities	100%	100%

Chalco Mining Co., Ltd. ()	PRC/Mainland of China	Limited liability company	760,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products	100%	100%

Shanxi Huaxing Alumina Co., Ltd. ("Shanxi Huaxing") () (Note (iv))	PRC/Mainland of China	Limited liability company	Registered capital 1,850,000 Paid-in capital 1,532,000	Manufacture and distribution of alumina	100%	60%

Gansu Huayang Mining Development Co., Ltd. ()	PRC/Mainland of China	Limited liability company	16,670	Manufacture and distribution of coal and other mineral products	70%	70%

Chalco Energy Co., Ltd. ("Chalco Energy") () (Note (v))	PRC/Mainland of China	Limited liability company	Registered capital 539,993 Paid-in capital 819,993	Thermoelectricity supply and investment management	100%	100%

Ningxia Energy	PRC/Mainland of China	Limited liability company	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing	70.82%	70.82%

Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") () (Note (vi))	PRC/Mainland of China	Limited liability company	Registered capital 1,000,000 Paid-in capital 720,478	Manufacture and distribution of alumina	-	60%

Chalco Hong Kong Investment Company Limited	Hong Kong	Limited liability company	USD1	Bond issuance	100%	100%

Yinxing Energy (Note (vii))	PRC/Mainland of China	Limited company	541,633	Operation of wind power, Design, manufacture and distribution of wind power and solar power equipment	19.84%	37.47%

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

Note:

(i)	In June and November 2014, the Company made capital injections of RMB400 million and RMB225 million in cash in Baotou Aluminum, respectively.

(ii)

In June 2014, the Company made a capital injection of RMB80 million by transferring 40% equity interest in Chalco Nanhai Alloy Co., Ltd ("Nanhai Alloy") (), a subsidiary of the Company, to Chalco Trading. In September 2014, the Company made an additional capital injection by transferring 100% equity interest in Chalco Material Supply and Marketing Co., Ltd* (), a subsidiary of the Company, to Chalco Trading, which led to the increase of RMB151 million of paid-in capital of Chalco Trading.

(iii)	In April 2014, the Company made a capital injection of RMB290 million by converting debt to equity in Fushun Aluminium.

(iv)

In September 2014, the Company transferred 40% equity interest in Shanxi Huaxing to Chalco Hong Kong at consideration of RMB1,531 million. In November 2014, Chalco Hong Kong made a capital injection of RMB212 million in cash in Shanxi Huaxing.

(v)	In December 2014, the Company made a capital injection of RMB263 million by transferring 100% equity interest in Shanxi Huayu Energy Investment Co., Ltd.*() to Chalco Energy.

(vi)

In July 2014, Guizhou Huajin was established pursuant to an investment agreement ("the Agreement") signed between the Company and a third party, Hangzhou Jinjiang Group Co., Ltd.*(). According to the Agreement, the Company shall be obliged to make capital injection amounting to RMB600 million in cash and hold 60% equity interest in Guizhou Huajin. As at December 31, 2014, the Company has made a capital injection of RMB421 million and legally owned 60% equity interest in Guizhou Huajin according to the articles of association. Management expected that the Company would fulfill its remaining capital injection obligation amounting to RMB179 million in the year of 2015.

(vii)	As at December 31, 2014, the fair value of the investment in Yinxing Energy, a listed subsidiary of the Group, is RMB 2,181 million.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2013	2014

Percentage of equity and voting rights interest held by non-controlling interests:

Ningxia Energy	29.18%	29.18%
Shandong Huayu	45%	45%

Profit/(loss) for the year allocated to non-controlling interests:

Ningxia Energy	23,973	(550,825)
Shandong Huayu	16,140	(19,940)

Dividends paid to non-controlling interests:

Ningxia Energy	12,280	64,553

Accumulated balances of non-controlling interests at December 31:

Ningxia Energy	3,766,398	3,572,917
Shandong Huayu	786,992	766,693

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Ningxia Energy*	Shandong Huayu

2013**
Revenue	4,540,160	2,897,899
Total expenses	(4,243,016)	(2,862,033)
Profit for the year	297,144	35,866
Total comprehensive income for the year	297,144	35,866

Current assets	4,415,582	416,976
Non-current assets	29,782,063	2,574,371
Current liabilities	(6,419,782)	(1,242,475)
Non-current liabilities	(17,156,067)	-

Net cash flows from operating activities	2,373,778	336,008
Net cash flows used in investing activities	(2,531,880)	(19,593)
Net cash flows used in financing activities	(829,365)	(371,895)

Net decrease in cash and cash equivalents	(987,467)	(55,480)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(c)	Subsidiaries (Continued)

	Ningxia Energy*	Shandong Huayu

2014
Revenue	4,676,461	2,644,227
Total expenses	(6,366,978)	(2,688,539)
Loss for the year	(1,690,517)	(44,312)
Total comprehensive loss for the year	(1,690,517)	(44,312)

Current assets	4,052,484	584,375
Non-current assets	29,611,512	2,480,330
Current liabilities	(6,952,449)	(1,372,077)
Non-current liabilities	(17,417,698)	(385)

Net cash flows from operating activities	2,004,293	589,152
Net cash flows used in investing activities	(1,974,851)	(71,158)
Net cash flows from/(used in) financing activities	76,614	(435,946)

Net increase in cash and cash equivalents	106,141	82,048

*

These numbers for the profit, total expenses, profit for the year, total comprehensive income and cash flows of 2013 represent the activities in the period from the acquisition date of January 23, 2013 to December 31, 2013 in Ningxia Energy.

**	To conform with the current year's presentation, Shanxi Huaze, which was recognized as a subsidiary with material non-controlling interests in 2013 was not included in this list.

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
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

(e)	Investments in joint ventures and associates

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

The Group's investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.4	Consolidation (Continued)

		(e)	Investments in joint ventures and associates (Continued)

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss as "Share of profit of an associate and a joint venture" in the statement of comprehensive income.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from disposal is recognized in profit or loss.

The Company's investments in associates and joint ventures are classified as non-current assets and are stated at cost less any impairment losses. The results of associates and joint ventures are included in the Company's statement of profit or loss to the extent of dividends received and receivable.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments, have been identified as the presidents of the Company that make strategic decisions.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Related parties

A party is considered to be related to the Group if:

(a) the party is a person or a close member of that person's family and that person:

(i)	has control or joint control over the Group;

(ii)	has a significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

	(i)	the entity and the Group are members of the same group;

	(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

	(iii)	the entity and the Group are joint ventures of the same third party;

	(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

	(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

	(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

	(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

2.7	Fair value measurement

The Group measures its derivative financial instruments and available-for-sale financial investments at fair value at the end of each reporting period. Also, fair values of financial instruments measured at amortised cost are disclosed in note 3.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.7	Fair value measurement (Continued)

*	In the principal market for the asset or liability; or

*	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	Based on quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2	-	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3	-	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

(b)	Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.2046 per US$1.00 on December 31, 2014, the last business day in fiscal year 2014, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

(c)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within "finance costs, net". All other foreign exchange gains and losses are presented in "other (losses) gains, net" in profit or loss.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	Foreign currency translation (Continued)

(d)	Group companies

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

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	8 - 45 years
Machinery	3 - 30 years
Transportation facilities	6 - 10 years
Office and other equipment	3 - 10 years

The assets' depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within "other (losses) gains, net" in profit or loss.

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
For the years ended December 31, 2012, 2013 and 2014
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

(b)	Mining rights and mineral exploration rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i)	Recognition

Mineral exploration rights and mining rights are initially recorded at the cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortisation and impairment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Intangible assets (Continued)

	(b)	Mining rights and mineral exploration rights (Continued)

		(ii)	Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Mineral exploration rights are subject to amortisation when the mineral exploration rights are converted to mining rights and commercial production has commenced.

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

(iii)	Amortisation

Amortisation of bauxite and other mining rights (except for coal mining rights) is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as impairment loss.

(c)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

Research expenditures are recognized in profit or loss for the current period. Development expenditures are recognized as assets when all of the following criteria are met:

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

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognized as assets in subsequent periods. Capitalised development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (for example goodwill or intangible assets not ready to use), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.13	Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

(iii)	Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Financial assets (Continued)

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date, that is the date that the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in profit or loss within "other (losses) gains, net" in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale financial investments are recognized in other comprehensive income.

When securities classified as available-for-sale financial investments are sold or impaired, the accumulated fair value adjustments recognized in equity are included in profit or loss as "other (losses) gains, net".

Interest on available-for-sale securities calculated using the effective interest method is recognized in profit or loss as part of other income. Dividends on available-for-sale equity instruments are recognized in profit or loss as "other income" when the Group's right to receive payments is established.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Financial assets (Continued)

(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the Group's consolidated statement of financial position) when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Financial assets (Continued)

(d)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of profit or loss - is removed from other comprehensive income and recognized in the profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

The determination of what is "significant" or "prolonged" requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognized in the profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. Impairment losses on debt instruments are reversed through the profit or loss if the subsequent increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognized in the profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include financial liabilities at fair value through profit or loss and loans and borrowings.

(b)	Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortisation process.

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

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in profit or loss. The net fair value gain or loss recognized in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	Financial liabilities (Continued)

(c)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

2.16	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.17	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net realisable value and recorded in profit or loss. Net realisable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognized within "cost of sales" in profit or loss.

2.18	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognized when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Company should make a judgement based on the basic conditions to obtain the government grants, and recognizes them as asset-related government grants if the conditions are constructing or forming long-term assets. Otherwise, the government grants should be income-related.

Asset-related government grants are recognized as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognized as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grant used to compensate expenses or losses that were already incurred, they are directly recognized in profit or loss for the current period.

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
For the years ended December 31, 2012, 2013 and 2014
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

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by relevant municipal and provincial governments in the PRC. In 2014, the Group made monthly contributions at the rate of 20% (2013: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2.22	Employee benefits (Continued)

(d)	Termination benefit obligations and early retirement benefit obligations

Termination and early retirement benefit obligations are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognizes termination and early retirement benefit obligations when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employees concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Share of income tax expense of joint ventures and associates are included in "share of profits of joint ventures and associates". Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Deferred income tax liability is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24	Perpetual securities

Perpetual securities are classified as equity if it is non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognized as distributions within equity.

2.25	Revenue recognition

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

Interest income is recognized using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

2.27	Dividend income

Dividend income is recognized when the right to receive payment is established.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

The Group leases certain leasehold lands and property, plant and equipment. Leasehold lands and property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased leasehold land and the present value of the minimum lease payments.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.30	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.31	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

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
For the years ended December 31, 2012, 2013 and 2014
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

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, receivable from a subsidiary of Chinalco due to disposal of an entity in proceeding year and short-term and long-term loans denominated in United States dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese yen ("JPY") and Hong Kong dollars ("HKD"). Related exposures are disclosed in notes 13, 15, 16, 17 and 20 and 24 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2014, the Group only has significant exposure to USD.

RMB is not freely convertible currency and is regulated by the PRC government. Limitation on foreign exchange transaction imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

As at December 31, 2014, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, net profit for the year would have been approximately RMB238 million (2013: RMB224 million; 2012: RMB205 million) higher/lower, mainly as a result of foreign exchange gains/losses arising from translation of USD-denominated borrowings and receivables. Profit was less sensitive to the fluctuation in RMB/USD exchange rates in 2014 than in 2012 and 2013, mainly due to the decrease in USD denominated borrowings.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2013 and 2014.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Cash flow and fair value interest rate risk

As at December 31, 2014, as the Group has no significant interest-bearing assets except for bank deposits (note 17), entrusted loans (note 16), receivables arising from disposal of subsidiaries, business and assets (note 13 and note 16) and a prepayment paid to a supplier (note 13), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of subsidiaries, business and assets to Chinalco is the rate of one-year bank loan determined by People's Bank of China at payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2014 and 2013.

The interest rate risk for the Group's financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in note 20. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at December 31, 2014, if interest rates had been 100 basis points (December 31, 2013, 2012: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB546 million lower/higher (2013: RMB618 million, 2012: RMB496 million), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Cash flow and fair value interest rate risk (Continued)

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2012, 2013 and 2014.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for hedging other than speculation. With reference to the hedging of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at December 31, 2014, the fair values of the outstanding futures contracts amounting to RMB121 million (December 31, 2013: RMB0.023 million) and RMB4 million (December 31, 2013: RMB0.207 million) are recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2014, the fair value of outstanding options contracts amounting to RMB25 million (December 31, 2013: RMB1.74 million) was recognized in financial liabilities at fair value through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

A summary of future contacts held as at December 31, 2013 is as follows:

	As at December 31, 2013

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
- long position	7,850	109,372	109,643	April-June 2014
- short position	8,875	125,608	124,637	January 2014
Copper:
- short position	9,275	468,289	471,606	January-April 2014
Zinc:
- short position	1,300	19,701	19,729	February-March 2014
Lead:
- short position	80	1,151	1,148	January 2014
Silver:
- long position	3,900	16,217	16,130	January-June 2014
Coal:
- short position	18,000	19,427	17,424	January-May 2014

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

A summary of future contacts held as at December 31, 2014 is as follows:

	As at December 31, 2014

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
-long position	44,535	600,762	591,871	January-May 2015
-short position	121,860	1,703,565	1,571,999	February-March 2015
Copper:
-long position	8,900	384,072	379,780	January-March 2015
Zinc:
-long position	1,000	16,444	16,723	January-May 2015
-short position	460	7,700	7,672	January-May 2015
Lead:
-short position	25	340	308	January 2015
Coal:
-long position	90,000	68,568	67,140	September 2015
-short position	52,000	51,148	51,996	January-May 2015

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

As at December 31, 2014, if the commodity futures prices had increased/decreased by 3% (December 31, 2013 and 2012: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2012	2013	2014

Primary aluminum	Increase/decrease RMB 167 million	Decrease/increase RMB 0.337million	Decrease/increase RMB22.053million
Copper	Increase/decrease RMB 12 million	Decrease/increase RMB 10.661 million	Increase/decrease RMB8.545million
Zinc	Decrease/increase RMB 11 million	Decrease/increase RMB 0.444 million	Increase/decrease RMB0.204million
Lead	Decrease/increase RMB 0.5 million	Decrease/increase RMB 0.026 million	Decrease/increase RMB0.007million
Silver	N/A	Increase/decrease RMB 0.363million	-
Coal	N/A	Decrease/increase RMB 0.392million	Increase/decrease RMB0.341million

(b)	Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term investments and these receivables included in notes 11, 13, 15, 16, and 17 represent the Group's maximum exposure to credit risk in relation to its financial assets. The Company also provided financial guarantees to certain subsidiaries and a joint venture. The guarantees to joint ventures and an associate included in note 36 represented the Group's maximum exposure to credit risk in relation to its guarantees.

The Group maintains substantially all of its bank balances and cash and short-term investments cash in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(b)	Credit risk (Continued)

With regard to receivables, the marketing department assesses the credit quality of the customers and their related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans. As at December 31, 2014, the Group has the receivables amounting to RMB12,294 million from Chinalco and its subsidiaries which arose from the disposal of subsidiaries, business and assets in 2013. Chinalco and its subsidiaries have settled the receivables and the related interest thereof in accordance with the payment terms. Therefore, the Group believes that there is no material credit risk related to the above-mentioned receivables.

For the year ended December 31, 2014, revenues of approximately RMB24,986 million (2013 from continuing operations: RMB30,255 million, 2012 from continuing operations: RMB22,541 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the years ended December 31, 2012, 2013 and 2014, no revenue derived from an individual customer exceeded 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2012 , 2013 and 2014.

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

As at December 31, 2014, the Group had total banking facilities of approximately RMB142,051 million of which amounts totalling RMB65,394 million have been utilised as at December 31, 2014. Banking facilities of approximately RMB71,660 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

In addition, as at December 31, 2014, the Group had credit facilities through its futures agent at LME amounting to USD120 million (equivalent to RMB734.28 million) (December 31, 2013: USD106 million (equivalent to RMB646.27 million)), of which USD57 million (equivalent to RMB346.09 million) (December 31, 2013: USD12.79 million (equivalent to RMB77.98 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2013
Long-term bank and other loans, including current portion (note 20(a))	8,328,722	6,299,854	7,631,946	13,042,818	35,303,340
Long-term bonds (note 20(b))	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds, including current portion (note 20(b))	2,600,000	4,000,000	13,400,000	-	20,000,000
Short-term bonds (note 20(d))	15,000,000	-	-	-	15,000,000
Short-term bank and other loans (note 20)	47,146,473	-	-	-	47,146,473
Interest payables for borrowings	6,983,738	2,600,611	4,602,716	761,700	14,948,765
Financial liabilities at fair value through profit or loss	1,947	-	-	-	1,947
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest (note 23)	7,760,271	-	-	-	7,760,271
Financial liabilities included in other non-current liabilities (Note)	-	192,519	520,630	390,472	1,103,621
Trade and notes payables	12,401,650	-	-	-	12,401,650

	100,222,801	13,092,984	28,155,292	14,194,990	155,666,067

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2014
Finance lease payable, including current portion (note 21)	318,103	444,022	910,926	-	1,673,051
Long-term bank and other loans, including current portion (note 20(a))	6,572,862	3,331,060	11,784,104	10,258,318	31,946,344
Long-term bonds (note 20(b))	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds, including current portion (note 20(b))	4,000,000	6,900,000	9,400,000	-	20,300,000
Short-term bonds (note 20(d))	23,000,000	-	-	-	23,000,000
Short-term bank and other loans (note 20)	40,792,689	-	-	-	40,792,689
Interest payables for borrowings	5,783,078	2,516,312	3,488,030	596,089	12,383,509
Financial liabilities at fair value through profit or loss	29,384	-	-	-	29,384
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest (note 23)	8,277,693	-	-	-	8,277,693
Financial liabilities included in other non-current liabilities (Note)	-	229,704	581,265	359,264	1,170,233
Trade and notes payables (note 24)	15,748,351	-	-	-	15,748,351

	104,522,160	13,421,098	28,164,325	11,213,671	157,321,254

Note:	As disclosed in note 22, as at December 31, 2014, the carrying value of financial liabilities included in other non-current liabilities is RMB771 million (December 31, 2013: RMB767 million).
F-68

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets

	December 31, 2013

	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total

Current

Trade and notes receivables	-	6,156,605	-	6,156,605
Financial assets at fair value
through profit or loss	23	-	-	23
Restricted cash and time deposits	-	1,044,158	-	1,044,158
Cash and cash equivalents	-	11,381,695	-	11,381,695
Financial assets included in other current assets (note 16)	-	11,670,701	-	11,670,701

Subtotal	23	30,253,159	-	30,253,182

Non-current

Available-for-sale financial investments	-	-	82,112	82,112
Financial assets included in other non-current assets (note 13)	-	12,335,194	-	12,335,194

Subtotal	-	12,335,194	82,112	12,417,306

Total	23	42,588,353	82,112	42,670,488

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities
	December 31, 2013

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current

Financial liabilities at fair value through profit or loss	1,947	-	1,947
Interest bearing loans and borrowings	-	73,348,346	73,348,346
Financial liabilities included in other payables and accrued liabilities (note 23)	-	8,486,335	8,486,335
Trade and notes payables	-	12,401,650	12,401,650

Subtotal	1,947	94,236,331	94,238,278

Non-current

Financial liabilities included in other non-current liabilities (note 22)	-	767,157	767,157
Interest bearing loans and borrowings	-	46,294,828	46,294,828

Subtotal	-	47,061,985	47,061,985

Total	1,947	141,298,316	141,300,263

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial assets

	December 31, 2014

	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total

Current

Trade and notes receivables	-	5,312,575	-	5,312,575
Available-for-sale financial investments	-	-	4,635,600	4,635,600
Financial assets at fair value through profit or loss	120,901	-	-	120,901
Restricted cash and time deposits	-	1,663,590	-	1,663,590
Cash and cash equivalents	-	16,268,600	-	16,268,600
Financial assets included in other current assets (note 16)	-	6,820,992	-	6,820,992

Subtotal	120,901	30,065,757	4,635,600	34,822,258

Non-current

Available-for-sale financial investments	-	-	74,850	74,850
Financial assets included in other non-current assets (note 13)	-	8,393,122	-	8,393,122

Subtotal	-	8,393,122	74,850	8,467,972

Total	120,901	38,458,879	4,710,450	43,290,230

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities
	December 31, 2014

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current

Financial liabilities at fair value through profit or loss	29,384	-	29,384
Interest-bearing loans and borrowings	-	75,167,251	75,167,251
Financial liabilities included in other payables and accrued liabilities (note 23)	-	9,201,623	9,201,623
Trade and notes payables	-	15,748,351	15,748,351

Subtotal	29,384	100,117,225	100,146,609

Non-current

Financial liabilities included in other non-current liabilities (note 22)	-	771,294	771,294
Interest-bearing loans and borrowings	-	44,769,211	44,769,211

Subtotal	-	45,540,505	45,540,505

Total	29,384	145,657,730	145,687,114

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values

	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014

Financial assets

Financial assets included in other non-current assets (note 13)	12,335,194	8,393,122	12,335,194	8,703,168

	Carrying amounts		Fair values

	December 31 2013	December 31 2014	December 31 2013	December 31 2014

Financial liabilities

Financial liabilities included in other non-current liabilities (note 22)	767,157	771,294	767,157	771,294
Long-term interest-bearing loans and borrowings (note 20)	46,294,828	44,769,211	45,728,722	44,292,962

	47,061,985	45,540,505	46,495,879	45,064,256

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and current portion of interest-bearing loans and borrowings, interest payable and current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

*

The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments on similar terms, credit risk and remaining maturities.

*

The fair value of long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at December 31, 2014 was assessed to be insignificant.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	23	-	-	23

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	120,901	-	-	120,901
Short-term investments	-	4,635,600	-	4,635,600

	120,901	4,635,600	-	4,756,501

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Financial liabilities at fair value
through profit or loss:
Futures contracts	207	-	-	207
European option contracts	-	1,740	-	1,740

	207	1,740	-	1,947

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	4,455	-	-	4,455
European option contracts	-	24,929	-	24,929

	4,455	24,929	-	29,384

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	-	12,335,194	-	12,335,194

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	-	8,703,168	-	8,703,168

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT (CONTINUED)

3.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed

As at December 31, 2013	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Financial liabilities at
amortised cost:
Financial liabilities included in other non-current liabilities	-	767,157	-	767,157
Long-term interest-bearing loans and borrowings	-	45,728,722	-	45,728,722

	-	46,495,879	-	46,495,879

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Financial liabilities at
amortised cost:
Financial liabilities included in other non-current liabilities	-	771,294	-	771,294
Long-term interest-bearing
loans and borrowings	-	44,292,962	-	44,292,962

	-	45,064,256	-	45,064,256

During the year, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2013: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities and income tax payable) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

During 2014 and 2013, the change in sales price of the Group's primary products has adversely impacted on the profitability of the Group. The gearing ratio as at December 31, 2014 is as follows:

	December 31,	December 31,
	2013	2014

Total liabilities (excluding deferred tax liabilities and income tax payables)	144,591,256	151,862,444
Less: restricted cash, time deposits and cash and
cash equivalents	(12,425,853)	(17,932,190)

Net debt	132,165,403	133,930,254

Total equity	53,702,119	39,628,842
Add: net debt	132,165,403	133,930,254
Less: non-controlling interests	(9,344,394)	(11,353,155)

Total capital attributable to owners of the parent	176,523,128	162,205,941

Gearing ratio	75%	83%

The increase in gearing ratio as at December 31, 2014 mainly resulted from the operating loss in the year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements.

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

(b)	Loss of control of a subsidiary in multiple arrangements

A parent might lose control of a subsidiary in multiple arrangements (transactions). However, sometimes circumstances indicate that the multiple arrangements should be accounted for as a single transaction. In determining whether to account for the arrangements as a single transaction, a parent shall consider all the terms and conditions of the arrangements and their economic effects. One or more of the following indicate that the parent should account for the multiple arrangements as a single transaction: (a) they are entered into at the same time or in contemplation of each other; (b) they form a single transaction designed to achieve an overall commercial effect; (c) the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement; (d) one arrangement considered on its own is not economically justified, but it is economically justified when considered together with other arrangements. As disclosed in Note 38(a), the Company lost its control over Jiaozuo Wanfang after its equity interest in Jiaozuo Wanfang was diluted. The Group believed that the above transaction accompanying the disposal of 4.998% equity interest in Jiaozuo Wanfang by the Company in 2010 was accounted for as a single transaction.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Judgements (Continued)

(c)	Consolidation of an entity in which the Group holds less than a majority of voting rights

Chalco Ningxia Energy Group Limited ("Ningxia Energy") (), a subsidiary acquired by the Company in 2013, owned 28.02% of the equity shares in Ningxia Yinxing Energy Limited ("Yinxing Energy") () until October 23, 2014. On October 23, 2014, Ningxia Energy increased its equity shares in Yinxing Energy up to 57.33% by making a capital injection. On November 13, 2014, Yinxing Energy issued shares to Ningxia Energy and other specified investors which led to the decrease of equity shares of Ningxia Energy in Yinxing Energy to 52.91%.

The Company considers that Ningxia Energy controls Yinxing Energy even though it owns less than 50% of the voting rights before October 23, 2014. This was because Ningxia Energy nominated five out of the six board members of Yinxing Energy and Ningxia Energy was the single largest shareholder of Yinxing Energy with a 28.02% equity interest. Since the date of the acquisition of Ningxia Energy by the Company, the remaining equity shares in Yinxing Energy were widely held by many other shareholders. In addition, since the acquisition date, there have been no instances of the other shareholders collaborating to exercise their votes collectively or to outvote Ningxia Energy. Since Ningxia Energy controlled Yinxing Energy before and after the increase in equity interest, this is an equity transaction with no remeasurement gains or losses.

(d)	Significant influence over an entity in which the Group holds less than 20% of voting rights

The Company considers that it has significant influence over Jiaozuo Wanfang Aluminium Co., Ltd. ("Jiaozuo Wanfang") () even though it owns less than 20% of the voting rights. This is because the Company nominates five out of the eleven board members of Jiaozuo Wanfang and the Company is the second-largest shareholder of Jiaozuo Wanfang with a 17.246% equity interest.

(e)	Classification of senior perpetual securities

As set out in note 39, the Group issued USD350 million senior perpetual securities in 2013 and USD400 million senior perpetual securities in 2014. The Group considers that the Group has no contractual obligation to repay their principal or to pay any coupon interests. The 2013 Senior Perpetual Securities and 2014 Senior Perpetual Securities do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

(a)	Property, plant and equipment - recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

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

The management's estimations, including a sensitivity analysis of key assumptions, are disclosed in note 7 and note 8 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions (Continued)

(c)	Estimated impairment of trade and other receivables and inventories (CONTINUED)

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

(d)	Coal reserve estimates and units-of-production amortisation for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

Deferred tax assets are recognized for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses can be utilised or other temporary difference could be reversed. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of the Group's deferred tax assets at December 31, 2014 was RMB2,403 million (December 31, 2013: RMB1,892 million), without taking into consideration the offsetting of balances within the same tax jurisdiction. The amount of unrecognized tax losses at December 31, 2014 was RMB22,564 million (December 31, 2013: RMB16,709 million). Further details are contained in note 12 to the financial statements.

An entity shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

*	the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

*	it is probable that the temporary difference will not reverse in the foreseeable future.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimates and assumptions (Continued)

(e)	Income tax (Continued)

As at December 31, 2014, the Group recognized the deferred tax liabilities for the taxable temporary differences associated with investments in an overseas subsidiary and a domestic associate. Apart from that, the Group believes that the taxable temporary differences associated with investments in all other subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities were not recognized as disclosed in note 12 to the financial statements.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue from continuing operations recognized during the year is as follows:

	2012	2013	2014

Sales of goods (net of value-added tax)	141,675,472	166,795,663	139,481,210
Other revenue	1,761,523	2,635,572	2,291,082

	143,436,995	169,431,235	141,772,292

Other revenue from continuing operations primarily includes revenue from the sales of scrap and other materials, the supply of gas, heat and water and the provision of machinery processing, transportation and packaging and other services.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication for the Group's manufacturing business, which is identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

However, as disclosed in Notes 2.1 and 6 to the financial statements, the Group has disposed of its equity interests and assets in the aluminum fabrication segment on June 27, 2013. Accordingly, the aluminum fabrication segment has been classified as a discontinued operation and was excluded from the segment information for the year ended December 31, 2012 and December 31, 2013.

In addition, as disclosed in Note 37(a) to the financial statements, the Company acquired an aggregate of 70.82% equity interest in Ningxia Energy on January 23, 2013. Ningxia Energy is principally engaged in research and development, production and operation of energy products. Its activities mainly include coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and construction and operation of coal aluminum integration. After the acquisition of Ningxia Energy, the presidents have identified Ningxia Energy and other energy related operations, formerly included in corporate and other operating segments, as the energy segment in accordance with IFRS 8 Operating Segments. As a result of the above changes in segment structure, the comparative figures of segment information were revised accordingly.

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
For the years ended December 31, 2012, 2013 and 2014
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

*

The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, the smelting of alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is used within the Group and sold to regional power grid corporations.

*

The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (Continued)

	Year ended December 31, 2012

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Total revenue	31,845,900	58,036,325	69,507	117,295,058	332,455	(64,142,250)	143,436,995
Inter-segment revenue	(28,168,871)	(23,515,466)	-	(12,416,127)	(41,786)	64,142,250	-

Sales of self-produced products				38,184,093
Sales of products sourced from external suppliers				66,694,838

Revenue from external customers from continuing operations	3,677,029	34,520,859	69,507	104,878,931	290,669	-	143,436,995

Segment (loss)/profit from continuing operations	(3,744,947)	(3,084,684)	(45,894)	437,635	(1,524,748)	135,262	(7,827,376)

Income tax benefit from continuing operations							371,092

Loss for the year from continuing operations							(7,456,284)

Other items for continuing operations:
Finance income	27,232	57,796	10,310	95,967	111,041	-	302,346
Finance costs	(898,656)	(1,535,959)	(8,272)	(285,803)	(1,634,280)	-	(4,362,970)
Share of profits/(losses) of joint ventures	-	-	19,644	-	17,396	-	37,040
Share of profits of associates	-	238,698	(106)	-	17,489	-	256,081
Amortisation of land use rights and leasehold land	(40,063)	(26,640)	-	(101)	-	-	(66,804)
Depreciation and amortisation excluding the amortisation of land use rights and leasehold land	(2,527,909)	(2,033,468)	(1,048)	(4,061)	(112,477)	-	(4,678,963)
Gain/(loss) on disposal of property, plant and equipment	(231,080)	(222,879)	-	(1,036)	(86)	-	(455,081)
Gain on acquisition of the investment in an associate	-	-	504,773	-	-	-	504,773
Impairment of PPE	-	(19,903)	-	-	-	-	(19,903)
Impairment of long term investment	-	(7,778)	-	-	-	-	(7,778)
Change for impairment of inventories	(552,875)	(289,397)	-	(80,259)	(2,023)		(924,554)
Reversal of impairment of receivables, net of bad debts recovered	58,582	(120,268)	-	8,437	4,345	-	(48,904)

Capital expenditure of continuing operations
Intangible assets	54,755	-	16	-	585	-	55,356
Land use rights	1,440	88	-	-	-	-	1,528
Property, plant and equipment	4,187,114	4,604,665	89,955	48,523	180,267	-	9,110,524

Capital expenditure of the discontinued operation							Discontinued operation
Intangible assets							-
Land use rights							-
Property, plant and equipment							458,813

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (Continued)

	Year ended December 31, 2013

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Total revenue from
continuing operations	33,979,913	49,953,392	5,159,137	137,283,480	788,549	(57,733,236)	169,431,235
Inter-segment revenue	(27,276,190)	(18,068,029)	(261,865)	(11,991,918)	(135,234)	57,733,236	-

Sales of self-produced products (Note)				31,514,827

Sales of products sourced from external suppliers				93,776,735

Revenue from external customers from continuing operations	6,703,723	31,885,363	4,897,272	125,291,562	653,315	-	169,431,235

Segment (loss)/profit before income tax from continuing operations	(1,800,990)	(2,791,974)	948,840	547,086	4,167,769	(187,490)	883,241

Income tax expense from continuing operations							(339,551)

Profit for the year from continuing operations							543,690

Other items for continuing operations:
Finance income	28,132	63,594	68,595	142,705	313,550	-	616,576
Finance costs	(1,095,328)	(1,327,873)	(1,066,896)	(286,968)	(2,072,581)	-	(5,849,646)
Share of profits of joint ventures	-	-	126,326	-	22,423	-	148,749
Share of (losses)/profits of associates	(2,129)	70,039	377,312	-	66,647	-	511,869
Amortisation of land use rights and leasehold land	(36,089)	(26,548)	(12,138)	(875)	(1,344)	-	(76,994)
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(3,169,703)	(2,778,265)	(1,080,293)	(5,748)	(113,642)	-	(7,147,651)
Gain/(loss) on disposal of property, plant and equipment	134,409	75,384	(699)	-	(37)	-	209,057
Gain on disposal of Alumina
Production Line	33,247	-	-	-	-	-	33,247
Gain on acquisition of a subsidiary	-	-	651,185	-	-	-	651,185
Gain on disposal and deemed disposal of subsidiaries	-	-	-	-	6,218,010	-	6,218,010
Gain on previously held equity interest remeasured at acquisition-date fair value	-	-	53,953	-	-	-	53,953
Impairment of property, plant and equipment	(68,340)	(284,403)	(118,453)	-	(29,963)	-	(501,159)
Change for impairment of inventories	(44,359)	128,962	(206,725)	42,714	-	-	(79,408)
Provision for impairment of receivables, net	(9,611)	(38,705)	(44,211)	(203,997)	(813)	-	(297,337)

Note:

The sales of self-produced products include sales of self-produced alumina amounting to RMB10,696 million, sales of self-produced primary aluminium amounting RMB15,218 million, and sales of self-produced other products amounting to RMB5,601 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (Continued)

	Year ended December 31, 2013

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Investment addition in associates	506,970	380,000	1,272,205	8,000	-	-	2,167,175
Investment addition in joint ventures	-	-	397,972	-	-	-	397,972
Capital expenditure of continuing operations in: (Note)
Intangible assets	363,258	1,167	162,741	243	-	-	527,409
Land use rights and leasehold land	-	15,341	3,264	-	-	-	18,605
Property, plant and equipment	3,854,419	3,300,022	1,893,885	46,047	130,599	-	9,224,972

Capital expenditure of the discontinued operation in:							Discontinued operation
Intangible assets							-
Land use rights and leasehold land							1,212
Property, plant and equipment							134,128

Note:	Excluding the non-current assets acquired through acquisition of subsidiaries during the year ended December 31, 2013.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (Continued)

	Year ended December 31, 2014

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Total revenue	30,705,972	40,422,942	5,242,329	110,107,996	347,935	(45,054,882)	141,772,292
Inter-segment revenue	(24,852,245)	(10,260,057)	(148,158)	(9,761,841)	(32,581)	45,054,882	-

Sales of self-produced products (Note (i))				27,973,346
Sales of products sourced from external suppliers				72,372,809

Revenue from external customers	5,853,727	30,162,885	5,094,171	100,346,155	315,354	-	141,772,292

Segment (loss)/profit before income tax	(5,968,306)	(6,375,199)	(1,736,365)	658,678	(2,277,457)	(275,874)	(15,974,523)

Income tax expense							(1,074,910)

Loss for the year							(17,049,433)

Other items
Finance income	221,413	42,034	69,419	265,428	449,313	-	1,047,607
Finance costs	(1,277,390)	(1,384,278)	(1,256,195)	(449,456)	(2,350,626)	-	(6,717,945)
Share of profits and losses of joint ventures	-	-	78,392	-	11,118	-	89,510
Share of profits and losses of associates	-	(1,446)	281,932	(7)	70,096	-	350,575
Amortisation of land use rights and leasehold land	(39,034)	(30,239)	(13,976)	(15)	(1,344)	-	(84,608)
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(3,376,746)	(2,731,498)	(1,196,038)	(6,715)	(73,823)	-	(7,384,820)
Gain/(loss) on disposal of property, plant and equipment	2,537	(48,434)	437	11	1,305	-	(44,144)
Government grants	112,301	565,790	91,843	34,382	19,670	-	823,986
Impairment of intangible asset	(23,744)	-	(84,680)	-	-	-	(108,424)
Impairment of property, plant and equipment	(3,292,425)	(859,866)	(1,479,574)	-	(47,656)	-	(5,679,521)
Impairment of land use rights and leasehold land	(140,804)	-	-	-	-	-	(140,804)
Change for impairment of inventories	(43,251)	(590,357)	(87,423)	54,305	330	-	(666,396)
Reversal/(provision) for impairment of receivables, net	4,321	(2,860)	(61,970)	(81,755)	-	-	(142,264)

Investment addition in associates	-	20,930	27,108	-	40,250	-	88,288
Investment addition in a joint venture	-	-	121,200	-	-	-	121,200
Capital expenditure in:
Intangible assets	54,165	12	49,325	1,231	1,344	-	106,077
Land use rights and leasehold land	8,340	284,514	2,652	-	-	-	295,506
Property, plant and equipment (Note (ii))	3,455,491	2,038,608	2,321,906	117,814	80,702	-	8,014,521

Note:

(i)

The sales of self-produced products include sales of self-produced alumina amounting to RMB13,231 million, sales of self-produced primary aluminium amounting RMB9,979 million, and sales of self-produced other products amounting to RMB4,763 million.

(ii)	The additions in property, plant and equipment under sale and lease back contract (note 8) are not included in capital expenditure in property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at December 31, 2013

Segment assets	77,360,555	49,814,666	37,391,588	20,938,887	25,893,873	211,399,569
Reconciliation:
Elimination of inter-segment receivables						(13,638,527)
Other elimination						(298,086)
Corporate and other unallocated assets:
Deferred tax assets						1,793,310
Prepaid income tax						250,788

Total assets						199,507,054

Segment liabilities	44,535,705	26,330,138	23,758,413	17,721,550	45,883,977	158,229,783
Reconciliation:
Elimination of inter-segment payables						(13,638,527)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,088,150
Income tax payable						125,529

Total liabilities						145,804,935

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at December 31, 2014

Segment assets	72,961,013	47,975,368	36,855,105	20,890,288	25,990,507	204,672,281
Reconciliation:
Elimination of inter-segment receivables						(12,871,264)
Other elimination						(370,006)
Corporate and other unallocated assets:
Deferred tax assets						952,057
Prepaid income tax						248,903

Total assets						192,631,971

Segment liabilities	43,956,572	33,064,438	24,686,868	17,126,630	45,899,200	164,733,708
Reconciliation:
Elimination of inter-segment payables						(12,871,264)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,061,265
Income tax payable						79,420

Total liabilities						153,003,129

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (Continued)

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

	2012	2013	2014

Segment revenue from external customers from continuing operations
- Mainland China	140,756,659	163,582,496	138,518,445
- Outside of Mainland China	2,680,336	5,848,739	3,253,847

	143,436,995	169,431,235	141,772,292

	December 31,	December 31,
	2013	2014

Non-current assets (excluding financial assets and deferred tax assets)
- Mainland China	121,668,457	119,289,197
- Outside of Mainland China	562,560	448,362

	122,231,017	119,737,559

For the year ended December 31, 2014, revenues of approximately RMB24,986 million (2013 from continuing operations: RMB30,255 million, 2012 from continuing operations: RMB22,541 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy segment and trading segments. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended December 31, 2012, 2013 and 2014.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS

On June 9, 2013, the Company entered into an equity interest transfer agreement ("Aluminum Fabrication Interests Transfer Agreement") with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in (a) six subsidiaries: (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd.() ("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd. ); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Co., Ltd. (); (4) 56.86% equity interest in Huaxi Aluminum Co., Ltd. (); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd. (); and (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal") (collectively known as "Aluminum Fabrication Subsidiaries"), (b) a joint venture: 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. () ("Chalco Sapa"); and (c) an associate: 40% equity interest in Guizhou Chalco Aluminum Co., Ltd. () ("Guizhou Chalco"). In addition, the Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013, pursuant to which the Company transferred the net assets in Northwest Aluminum Fabrication Branch of the Company () ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant. The above transactions were completed on June 27, 2013.

The Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch form the Aluminum Fabrication Segment of the Group. Pursuant to the Aluminum Fabrication Interests Transfer Agreement and the Aluminum Fabrication Assets Transfer Agreement, the consideration thereof was determined with reference to independent valuation undertaken by professional valuers recognized in the PRC of the net asset of the respective entities/branch as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date.

As an adherent condition to disposal of certain of the Aluminum Fabrication Subsidiaries, as at December 31, 2012, the Company's entrusted loans to Henan Aluminum and Qingdao Light Metal were transferred to Chinalco with a nominal principal amount up to RMB3 billion ("Transferred Loan to Chinalco"), and the appraisal value of such loans was taken as the basis for the consideration.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

Since the Aluminum Fabrication Segment was a component of the Group's business, representing a separate major line of business with separately identifiable operations and cash flows, it was classified as a discontinued operation. Accordingly, the results of the Aluminum Fabrication Segment were separately reported as a "discontinued operation" in the consolidated statement of comprehensive income for the year ended December 31, 2013. In addition, the gain recognized on the disposal of the Aluminum Fabrication Segment was also included in the results of the discontinued operation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS (CONTINUED)

The details of the net assets of the discontinued operation as at June 27, 2013 are as follows:

	Note	June 27, 2013

Net assets disposed of:
Cash and cash equivalents		345,351
Trade and notes receivables		1,563,462
Inventories		2,254,990
Other current assets		1,427,870
Deferred tax assets	12	105,716
Property, plant and equipment	8	9,354,169
Land use rights	9(b)	267,104
Intangible assets	7	11,210
Investment in an associate	10(b)	202,210
Other non-current assets		39,472
Trade and notes payables		(2,016,152)
Income tax payable		(583)
Other payables and accrued expenses		(598,000)
Interest-bearing loans and borrowings		(9,808,339)
Other non-current liabilities		(55,435)

Net assets		3,093,045

Non-controlling interests		(324,539)

Net assets disposed of		2,768,506

Transferred Loan to Chinalco		2,925,500

Total net assets disposed of		5,694,006

Gain on disposal of the discontinued operation and the
Transferred Loan to Chinalco		620,494

		6,314,500

2013

Satisfied by:
Cash received in 2013	1,391,327
Receivable from Chinalco and its subsidiaries as at December 31, 2013	4,923,173

6,314,500

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the discontinued operation is as follows:

Cash consideration received in 2013	1,391,327
Less: cash and cash equivalents disposed of	(345,351)

Net cash inflows from the disposal of the discontinued operation	1,045,976

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS (CONTINUED)

The results of the discontinued operation are presented below:

	2012	2013*

Revenue	9,473,099	5,527,808
Less: elimination**	(3,431,273)	(1,654,896)

	6,041,826	3,872,912

Expenses	(10,197,796)	(5,684,116)
Less: elimination**	3,431,273	1,654,896

	(6,766,523)	(4,029,220)

Operating loss	(724,697)	(156,308)
Finance costs, net	(538,756)	(259,187)
Share of (losses) /profits of associates	(1,233)	877

Loss before tax from the discontinued operation	(1,264,686)	(414,618)

Income tax benefit	77,387	1,268

Loss for the year from the discontinued operation	(1,187,299)	(413,350)

Gain on disposal of the discontinued operation	-	620,494

(Loss)/profit after tax for the year from the discontinued operation	(1,187,299)	207,144

The net cash flows incurred by the discontinued operation, excluding the cash consideration received from disposal of the discontinued operation, are as follows:

	2012	2013*

Operating activities	589,761	(10,253)
Investing activities	(499,849)	(134,499)
Financing activities	(262,129)	117,868
Net foreign Exchange differences	(243)	124

Net cash (outflows)	(172,460)	(26,760)

*	These numbers represent the activities prior to the disposal on June 27, 2013.

**

Since the transactions between the discontinued operation and the continuing operations are expected to continue after the disposal of discontinued operation, the transactions between the two operations were eliminated in the results of the discontinued operation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	DISCONTINUED OPERATIONS (CONTINUED)

The results of the discontinued operation are presented below:

	2012	2013

Basic and diluted (loss)/earning per
share from the discontinued operation
(in RMB per share)	(0.08)	0.02

The calculations of basic and diluted loss or earning per share from the discontinued operation are based on:

	2012	2013

(Loss)/profit attributable to owners of the parent from the discontinued operation (in RMB)	(1,070,393,000)	235,913,000

Weighted average number of ordinary shares in issue during the year used in the basic and diluted earnings or loss or earning per share calculations (Note 33)	13,524,487,892	13,524,487,892

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2013
Opening net carrying amount	2,362,735	830,650	951,329	115,304	4,260,018
Additions	-	91,177	371,174	65,058	527,409
Transfer from property, plant and equipment (note 8)	-	22,487	-	10,252	32,739
Acquisition of subsidiaries	14,254	6,233,253	-	122,028	6,369,535
Disposals	-	(3,995)	-	(1,190)	(5,185)
Disposal of discontinued operation	-	-	-	(11,210)	(11,210)
Deemed disposal of a subsidiary	(31,790)	-	-	(3,384)	(35,174)
Amortisation	-	(246,369)	-	(31,371)	(277,740)
Impairment loss	-	-	-	(7)	(7)
Currency translation differences	(246)	(2,402)	(5,340)	-	(7,988)

Closing net carrying amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

As at December 31, 2013
Cost	2,344,953	7,487,374	1,317,163	420,097	11,569,587
Accumulated amortisation and
impairment	-	(562,573)	-	(154,617)	(717,190)

Net carrying amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS (CONTINUED)

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2014
Opening net carrying amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397
Additions	-	42,150	42,171	21,756	106,077
Transfer from property, plant and equipment (note 8)	-	385,840	-	38,395	424,235
Reclassification	-	48,222	(48,222)	-	-
Disposals	-	-	-	(10,976)	(10,976)
Amortisation	-	(245,194)	-	(42,105)	(287,299)
Impairment loss	-	(35,420)	-	(73,004)	(108,424)
Currency translation differences	104	735	1,110	-	1,949

Closing net carrying amount	2,345,057	7,121,134	1,312,222	199,546	10,977,959

As at December 31, 2014
Cost	2,345,057	7,964,402	1,312,222	467,440	12,089,121
Accumulated amortisation
and impairment	-	(843,268)	-	(267,894)	(1,111,162)

Net carrying amount	2,345,057	7,121,134	1,312,222	199,546	10,977,959

For the years ended December 31, 2012, 2013 and 2014, the amortisation expenses of intangible assets recognized in profit or loss from continuing operations are analysed as follows:

	2012	2013	2014

Cost of sales	67,634	246,369	245,194
General and administrative expenses (Note 27(b))	23,671	30,372	42,105

	91,305	276,741	287,299

As at December 31, 2014, the Group has pledged intangible assets at a net carrying value amounting to RMB1,125 million (December 31, 2013: RMB799 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2014, the Group was in the process of applying for the certificates of mining rights and mineral exploration rights with carrying value amounting to RMB4,569 million and RMB116 million (December 31, 2013: RMB6,174 million and RMB62 million), respectively. There has been no litigation, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at December 31, 2014, the carrying value of these rights only represented approximately 2% of the total asset value of the Group (December 31, 2013: 3%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights and mineral exploration rights, and that there is no material adverse impact on the overall financial position of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS (CONTINUED)

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's CGUs and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	December 31, 2013		December 31, 2014

	Alumina	Primary aluminium	Alumina	Primary aluminium

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima ("PTNP")	14,008	-	14,112	-

	203,427	2,141,526	203,531	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2013: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2013: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at December 31, 2014 (December 31, 2013: no impairment).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS (CONTINUED)

Impairment tests for goodwill (Continued)

For the Lanzhou Branch, a one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 9% and 11%, respectively. A one percent increase or decrease in estimated growth rate, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 7% and 6%, respectively. A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 5% and 8%, respectively.

For the Qinghai Branch, a one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 10% and 12%, respectively. A one percent increase or decrease in estimated growth rate, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 8% and 7%, respectively. A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 12% and 13%, respectively.

Impairment losses for mining rights and computer software and others

Due to the continuous decrease in the price of aluminum, some branches and subsidiaries of the Company generated operating losses in 2014 and indicators of impairment are identified for the CGUs of such branches and subsidiaries of the Company. As set out in note 8, an impairment loss of RMB24 million for mining rights was provided for the CGU of the Chongqing Branch of the Company.

In 2014, due to the depressed silicon market, Ningxia Energy, a subsidiary of the Group, decided to dispose silicon industry related assets, which includes property, plant and equipment, a silicon mining right, computer software and other intangible assets. The recoverable amounts of the silicon industry related assets are determined based on the estimated net disposal values of such assets which are estimated based on the quoted prices in active market, less costs of disposal using the technique detailed in note 8. Based on the impairment testing results, Ningxia Energy provided impairment loss of RMB11 million for the silicon mining rights with the recoverable amount of RMB4 million and aggregate impairment loss of RMB73 million for computer software and other intangible assets with the aggregate recoverable amount of RMB105 million, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended December 31, 2013
Opening net carrying amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091
Currency translation differences	2,730	78	69	32	-	2,909
Reclassifications	2,340,721	9,119,164	64,889	31,392	(11,556,166)	-
Transfer to intangible assets (note 7)	-	-	-	-	(32,739)	(32,739)
Transfer to land use rights and leasehold land (note 9)	-	-	-	-	(13,941)	(13,941)
Additions	41,447	128,951	7,463	11,864	9,169,375	9,359,100
Acquisition of subsidiaries	1,797,899	12,603,180	93,908	44,489	5,538,432	20,077,908
Disposals	(59,819)	(275,671)	(29,068)	(493)	(153,094)	(518,145)
Disposal of the discontinued operation	(1,816,953)	(5,754,334)	(33,671)	(22,276)	(1,726,935)	(9,354,169)
Disposal and deemed disposal of subsidiaries	(855,319)	(2,821,228)	(10,860)	(2,436)	(21,494)	(3,711,337)
Disposal of Alumina Production Line of Guizhou Branch of the Company	(1,249,592)	(2,531,255)	(42,595)	(4,695)	(165,758)	(3,993,895)
Depreciation	(1,233,213)	(5,439,461)	(244,800)	(39,177)	-	(6,956,651)
Impairment loss	(36,479)	(314,474)	(548)	(13)	(149,645)	(501,159)

Closing net carrying amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

As at December 31, 2013
Cost	38,944,699	97,242,671	3,231,939	509,590	16,159,334	156,088,233
Accumulated depreciation and impairment	(11,683,750)	(40,680,419)	(2,057,089)	(362,211)	(698,792)	(55,482,261)

Net carrying amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended December 31, 2014
Opening net carrying amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972
Currency translation differences	(241)	25	20	(1)	10	(187)
Reclassifications	4,182,675	6,485,681	29,590	35,270	(10,733,216)	-
Transfer to intangible assets (note 7)	-	-	-	-	(424,235)	(424,235)
Transfer to land use rights and leasehold land (note 9(b))	-	-	-	-	(460,421)	(460,421)
Additions (Note)	209,306	1,961,933	4,266	8,685	7,624,680	9,808,870
Disposals (Note)	(83,637)	(2,300,081)	(35,467)	(3,973)	(439,550)	(2,862,708)
Depreciation	(1,358,999)	(5,336,297)	(219,238)	(40,861)	-	(6,955,395)
Impairment loss	(1,481,329)	(3,520,705)	(28,468)	(1,940)	(647,079)	(5,679,521)

Closing net carrying amount	28,728,724	53,852,808	925,553	144,559	10,380,731	94,032,375

As at December 31, 2014
Cost	42,502,991	98,976,767	2,932,113	512,650	11,658,141	156,582,662
Accumulated depreciation and impairment	(13,774,267)	(45,123,959)	(2,006,560)	(368,091)	(1,277,410)	(62,550,287)

Net carrying amount	28,728,724	53,852,808	925,553	144,559	10,380,731	94,032,375

Note:	The additions and disposals of property, plant and equipment include the additions and disposals under the sale and leaseback contract in this year:

(i)

Following to the sale and leaseback contract signed on February 11, 2014 between Shanxi Huaze Aluminum Co., Ltd. ("Shanxi Huaze")* (), a 60%-owned subsidiary of the Company, and China Merchants Bank Financial Leasing Co., Ltd. ("CMB Financial Leasing")* (), Shanxi Huaze sold machinery with the net carrying amount of RMB869 million (cost of RMB1,386 million) to CMB Financial Leasing at consideration of RMB869 million, and Shanxi Huaze leased back the machinery under finance lease with a lease term of five years. The minimum lease payment of the finance lease was RMB1,000 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment amounting to RMB869 million and depreciated over five years which is the shorter of the lease term and the estimated useful lives of the machinery. From the inception of the lease to December 31, 2014, the depreciation amount of the machinery under finance lease is RMB108 million. As at December 31, 2014, the net carrying amount of the machinery under finance lease is RMB761 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Note: (Continued)

(ii)

Following to the sale and leaseback contract signed on October 29, 2014 between Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina")* (), a 73.28%-owned subsidiary of the Company, and China Industrial Bank Financial Leasing Co., Ltd. ("CIB Financial Leasing")* (), Zunyi Alumina sold machinery with the net carrying amount of RMB623 million (cost of RMB806 million) to CIB Financial Leasing at consideration of RMB600 million, and Zunyi Alumina leased back the machinery under finance lease with a lease term of five years. The minimum lease payment of the finance lease was RMB732 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment, plus charges directly related to the lease, amounting to RMB621 million and depreciated over five years which is the shorter of the lease term and the estimated useful lives of the machinery. From the inception of the lease to December 31, 2014, the depreciation amount of the machinery under finance lease is RMB8 million. As at December 31, 2014, the net carrying amount of the machinery under finance lease is RMB613 million.

(iii)

Following to the sale and leaseback contract signed on October 16, 2014 between Baotou Aluminum Co., Ltd. ("Baotou Aluminum")* (), a wholly-owned subsidiary of the Company, and Chinalco Finance Company Limited ("Chinalco Finance")* (), a wholly-owned subsidiary of Chinalco. Baotou Aluminum sold machinery with the net carrying amount of RMB391 million (cost of RMB398 million) to Chinalco Finance at consideration of RMB300 million, and Baotou Aluminum leased back the machinery under finance lease with a lease term of three years. The minimum lease payment of the finance lease was RMB331 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment, plus charges directly related to the lease, amounting to RMB304 million and depreciated over three years which is the shorter of the lease term and the estimated useful lives of the machinery. From the inception of the lease to December 31, 2014, the depreciation amount of the machinery under finance lease is RMB3 million. As at December 31, 2014, the net carrying amount of the machinery under finance lease is RMB301 million.

*	The English names represent the best effort by the management of the Group in translating its Chinese name as it does not have an official English name.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

For the years ended December 31, 2012, 2013 and 2014, depreciation expenses recognized in profit or loss from continuing operations are analysed as follows:

	2012	2013	2014

Cost of sales	6,241,532	6,722,850	7,041,992
General and administrative expenses (Note 27(b))	150,635	159,030	179,813
Selling and distribution expenses (Note 27 (a))	30,395	33,457	31,896

	6,422,562	6,915,337	7,253,701

As at December 31, 2014, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB5,898 million (December 31, 2013: RMB5,698 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of these buildings to the date of approval of these financial statements. As at December 31, 2014, the carrying value of these buildings only represented approximately 3% of our total asset value (December 31, 2013: 3%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

As at December 31, 2014, buildings with a net carrying value of RMB4.1 million (December 31, 2013: RMB4.6 million) are situated in Hong Kong.

For the year ended December 31, 2014, interest expenses of RMB533 million (2012 from continuing operations: RMB530 million, 2013 from continuing operations: RMB635 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate of 5.80% to 7.10% (2012: 5.05% to 6.87%, 2013: 4.05% to 6.25%) (note 29), and were included in "additions" to property, plant and equipment.

As at December 31, 2014, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB9,249 million (December 31, 2013: RMB7,292 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2014, the carrying value of temporary idle property, plant and equipment of the Group is RMB4,139 million (December 31, 2013: RMB214 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2013: 10.19%) that reflects specific risks related to CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of CGUs within operating segments.

Where it is considered more likely than not that an individual property, plant and equipment will be disposed of within the near-term rather than continue to be held and operated by the Group, the recoverable amount is calculated based on the estimated net disposal value of the property, plant and equipment less costs of disposal rather than by reference to its value-in-use. The net disposal value of the property, plant and equipment is estimated based on the quoted price of the property, plant and equipment in active market.

For the year ended December 31, 2014, impairment losses of RMB5,680 million were provided for property, plant and equipment of the Group (2013: RMB501 million).

For the CGUs with indicators of impairment identified while no impaired losses were provided based on the impairment tests, the sensitive analysis is as follows:

Alumina Segment

*

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 4.42% and 4.70%, respectively.

*

A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the estimated recoverable amount of 4.46% and 4.46%, respectively.

*

A one percent increase or decrease in expected product cost, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 3.67% and 3.67% respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Impairment test for property, plant and equipment (Continued)

Primary aluminum Segment

*

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 4.56% and 4.90%, respectively.

*

A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the estimated recoverable amount of 6.68% and 6.68%, respectively.

*

A one percent increase or decrease in expected product cost, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 5.93% and 5.93%, respectively.

Due to the continuous decrease in the price of aluminum, some branches and subsidiaries of the Company generated operating losses in 2014 and indicators of impairment are identified for the CGUs of such branches and subsidiaries of the Company. Based on the technique detailed in the above paragraphs, impairment losses of RMB2,984 million for property, plant and equipment, RMB24 million for mining rights (note 7), RMB141 million for land use rights (note 9) were provided for the CGU of the Chongqing Branch of the Company with the aggregate recoverable amount of RMB3,209 million, an impairment loss of RMB110 million for property, plant and equipment was provided for the CGU of the Henan Branch of the Company with the recoverable amount of RMB89 million.

In addition, due to the depressed domestic photovoltaic market, an aggregate impairment of RMB340 million for property, plant and equipment was provided for the CGUs of six subsidiaries of Ningxia Energy related to photovoltaic industry, with the aggregate recoverable amount of RMB1,382 million. The recoverable amount is determined based on a value-in-use basis detailed in the above paragraphs.

As set out in note 7, due to the depressed silicon market, in 2014, Ningxia Energy decided to dispose related assets of silicon industry. Accordingly, Ningxia Energy provided aggregate impairment loss of RMB1,140 million for property, plant and equipment relating to silicon industry, with the aggregate recoverable amount of RMB466 million. The recoverable amount is determined based on the estimated net disposal value of each property, plant and equipment less costs of disposal which was determined by the impairment testing result using the technique in the above paragraphs.

In 2014, due to no longer being usable, an aggregate impairment loss of RMB1,106 million was provided for property, plant and equipment which were approved to be disposed in next year with the aggregate recoverable amount of RMB276 million. The recoverable amount is determined based on the estimated net disposal value of each property, plant and equipment less costs of disposal which was determined by the impairment testing result using the technique in the above paragraphs.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

	December 31,	December 31,
	2013	2014

Finance leases (a):
In Hong Kong, held on:
Leases between 10 to 50 years	91,534	89,555

Operating leases (b):
In the mainland of the PRC, held on:
Leases less than 10 years	4,041	71,312
Leases between 10 to 50 years	2,587,633	3,053,158
Leases over 50 years	60,758	60,403

	2,652,432	3,184,873

	2,743,966	3,274,428

(a)	Finance leases

	2013	2014

As at January 1,
Cost	109,845	108,498
Accumulated amortisation	(12,584)	(16,964)

Net book amount	97,261	91,534

Year ended December 31,
Opening net book amount	97,261	91,534
Currency translation differences	(3,107)	607
Amortisation	(2,620)	(2,586)

Closing net book amount	91,534	89,555

As at December 31,
Cost	108,498	109,227
Accumulated amortisation	(16,964)	(19,672)

Net book amount	91,534	89,555

As at December 31, 2014, finance leases represented leasehold land situated in Hong Kong held under leases of 32 years (December 31, 2013: 33 years).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	LAND USE RIGHTS AND LEASEHOLD LAND (CONTINUED)

(b)	Operating leases prepayments

	2013	2014

As at January 1,	2,496,947	2,652,432
Additions	19,817	295,506
Acquisition of a subsidiary	613,738	-
Transfer from property, plant and equipment (note 8)	13,941	460,421
Disposals	(99,088)	(660)
Disposal of the discontinued operation	(267,104)	-
Deemed disposal of a subsidiary	(48,220)	-
Amortisation	(77,599)	(82,022)
Impairment loss	-	(140,804)

As at December 31,	2,652,432	3,184,873

As at December 31, 2014, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB399 million (December 31, 2013: RMB359 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at December 31, 2014, the carrying value of these land parcels only represented approximately 0.2% of the total asset value of the Group (December 31, 2013: 0.2%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above land use rights, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2014, the amortisation expenses of land use rights and leasehold land were recognized in "general and administrative expenses" in profit or loss amounting to RMB85 million (2013 from continuing operations: RMB77 million, 2012 from continuing operations: RMB67 million).

As at December 31, 2014, the Group has pledged land use rights at a net carrying value amounting to RMB409 million (December 31, 2013: RMB47 million) for bank and other borrowings as set out in note 25 to the financial statements.

Impairment losses for land use rights

Due to the continuous decrease in the price of aluminum, some branches and subsidiaries of the Company generated operating losses in 2014 and indicators of impairment are identified for the CGUs of such branches and subsidiaries of the Company. Based on the technique detailed in note 8, an impairment loss of RMB141 million for land use rights was provided for the CGU of the Chongqing Branch of the Company.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2013	2014

As at January 1	1,936,950	2,314,841
Addition through acquisition of a subsidiary	217,172	-
Capital injections (Note )	180,800	121,200
Disposal of investment in a joint venture	(127,220)	-
Derecognized investment in a joint venture	(4,500)	-
Share of profits and losses for the year	148,749	89,510
Share of change in reserves	3,917	196
Other changes	(41,027)	-

As at December 31	2,314,841	2,525,747

Note:

In June 2014, Chalco Guizhou Mining Co., Ltd.*(), a wholly-owned subsidiary of the Company, made additional capital injection to Guizhou Chalco Hengtaihe Mining Co., Ltd. ("Hengtaihe Mining") *() of RMB121 million by converting debt to equity in proportion to its 49% equity interest in Hengtaihe Mining, which was a major non-cash transaction.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a)	Investments in joint ventures (Continued)

As at December 31, 2013 and 2014, particulars of the joint ventures of the Group, all of which are unlisted, are as follows:

Name	Place of establishment and operation	Legal status	Registered and paid-in capital	Business nature and scope of operations	Effective equity interest held

					2013	2014

Shanxi Jinxin Aluminum	PRC/Mainland of China	Limited liability	20,000	Manufacture and	50%	50%
Co., Ltd. ("Jinxin Aluminum")		company		distribution of
()				primary aluminum
(Note)

Guangxi Huayin Aluminum	PRC/Mainland of China	Limited liability	2,441,987	Manufacture and	33%	33%
Co. Ltd. ("Guangxi Huayin")		company		distribution of alumina
()

Shanxi Jiexiu Xinyugou	PRC/Mainland of China	Limited liability	200,000	Coal production	34%	34%
Coal Co., Ltd. ("Xinyugou Coal")		company
()

Shanxi Chengcheng Dongdong Coal Co., Ltd. ("Dongdong Coal")	PRC/Mainland of China	Limited liability company	95,000	Coal production	45%	45%
()

Datong Coal Group Huasheng Wanjie Coal Co.,Ltd. ("Huasheng Wanjie")	PRC/Mainland of China	Limited liability company	10,000	Coal production	49%	49%
(
)

Henan Chalco Lichuang Mining Co.,Ltd. ("Chalco Lichuang")	PRC/Mainland of China	Limited liability company	10,000	Sale of bauxite	49%	49%
()

Ningxia Zhong Ning Power Co., Ltd. ("Ningxia Zhong Ning")	PRC/Mainland of China	Limited liability company	285,600	Thermal power generation	35.41%	35.41%
()

Ningxia Da Tang International Dam Power Co., Ltd. ("Da Tang Power")	PRC/Mainland of China	Limited liability company	489,691	Thermal power generation	35.41%	35.41%
()

Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. ("Shen Zhou Power")	PRC/Mainland of China	Limited liability company	46,000	Wind power generation	35.41%	35.41%
()

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a)	Investments in joint ventures (Continued)

As at December 31, 2013 and 2014, particulars of the joint ventures of the Group, all of which are unlisted, are as follows (Continued):

Name	Place of establishment and operation	Legal status	Registered and paid-in capital	Business nature and scope of operations	Effective equity interest held

					2013	2014

Hengtaihe Mining	PRC/Mainland of China	Limited liability company	820,000	Coal production	49%	49%

Note:	As at December 31, 2014 and 2013, the Group's investments in Jinxin Aluminum have been fully written down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

*	The English names of joint ventures represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a)	Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2013	2014

Share of the joint ventures' profit for the year	148,749	89,510
Share of the joint ventures' total comprehensive income	148,749	89,510
Aggregate carrying amount of the Group's investments in the joint ventures	2,314,841	2,525,747

As at December 31, 2014, the proportionate interests of the Group in the joint ventures' capital commitments amounted to RMB75 million (December 31, 2013: RMB253 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates

Movements in investments in associates are as follows:

	2013	2014

As at January 1	17,211,965	4,587,818
Capital injection (Note )	1,203,570	88,288
Addition through acquisition of a subsidiary	963,605	-
Transferred as a subsidiary through business combination	(2,547,579)	-
Disposal and deemed disposal of investments in associates
(Note (vii))	(13,537,162)	(7,993)
Other decrease of investment in an associate (Note (xi))	-	(111,846)
A subsidiary transferred to associate	1,157,129	-
Loss of control of a subsidiary	15,870	-
Share of profits/(loss) for the year from:
Continuing operations	511,869	350,575
Discontinued operation	877	-
Cash dividends declared (Note (iii))	(38,388)	(58,953)
Exchange difference	(374,941)	-
Share of change in an associate due to passive equity dilution (Note (ii))	-	(14,979)
Share of change in reserves	21,003	8,058

As at December 31	4,587,818	4,840,968

Note:	During the years ended December 31, 2014 and 2013, the capital injections in the associates of the Group amounting to RMB67 million and RMB844 million, respectively, were made in cash.

In July 2014, the capital injection in an associate of the Group amounting to RMB21 million was made in machineries.

As at December 31, 2014, the investment in an associate of the Company at a net carrying value amounting to RMB451 million (December 31, 2013: RMB473 million) was pledged for bank and other borrowings as set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates (Continued)

As at December 31, 2014, except for Jiaozuo Wanfang which is a listed company, particulars of the associates of the Group, all of which are unlisted, are as follows:

Name	Place of establishment and operation	Legal status	Registered and paid-in capital	Business nature and scope of operations	Effective equity interest held

					2013	2014

ABC-CA Fund Management Co., Ltd.	PRC/Mainland of China	Limited liability company	200,000	Investments	15%	15%
("ABC Fund") () (Note (i))

Jiaozuo Wanfang (Note (ii))	PRC/Mainland of China	Limited company	1,202,845	Smelting of aluminum, manufacture and distribution of non- ferrous metal	17.75%	17.246%

Duofuduo (Fushun)	PRC/Mainland of China	Limited liability	126,660	Manufacture and	45%	45%
Technology Development Co., Ltd.		company		distribution of fluoride
("Duofuduo")				products
()

Qinghai Province Energy Development (Group) Co., Ltd.	PRC/Mainland of China	Limited liability company	Registered	Coal production	21%	21%
("Qinghai of China Energy")			Capital
			(3,555,000
)			Paid-in
			capital
			2,725,000

Huozhou Coal Electricity Group	PRC/Mainland of China	Limited liability	50,000	Coal production	21.95%	21.95%
Xingshengyuan Coal Co., Ltd.		company
("Xingshengyuan Coal") ( ) (Note(xi))

Shanxi Huatuo Alumina Co., Ltd.	PRC/Mainland of China	Limited liability	30,000	Manufacture of aluminum	10.6%	10.6%
("Huatuo Alumina")		company		fabricated products
() (Note(ix))

Chalco Jinpingguo Foshan Investment	PRC/Mainland of China	Limited liability	20,000	Sale of non-ferrous	40%	-
Co., Ltd. ("Jinpingguo Investment")		company		products and gold
() (Note(vii))				products, and investments

Hua Neng Ningxia Energy Co., Ltd.	PRC/Mainland of China	Limited liability	1,000,000	Electricity generation	28.33%	28.33%
("Hua Neng Energy")		company
()

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates (Continued)

As at December 31, 2014, except for Jiaozuo Wanfang which is a listed company, particulars of the associates of the Group, all of which are unlisted, are as follows (Continued):

Name	Place of establishment and operation	Legal status	Registered and paid-in capital	Business nature and scope of operations	Effective equity interest held

					2013	2014

Hua Dian Ningxia Ling Wu Power	PRC/Mainland of China	Limited liability	Registered	Thermal power generation	24.79%	24.79%
Co., Ltd.("Ling Wu Power")		company	Capital
()			1,300,000
(Note(iii))			Paid-in
			capita
			2,050,239

Ningxia Jing Neng Ning Dong Power	PRC/Mainland of China	Limited liability	900,000	Thermal power generation	24.79%	24.79%
Co., Ltd.("Ning Dong Power") () (Note(viii))		company

Shiqiao Accelerator Yinchuan	PRC/Mainland of China	Limited liability	40,000	Research and sales of	9.3%	17.56%
Co., Ltd.("Shiqiao")		company		accelerator
()
(Note(x))

Guizhou Yuneng Mining Co., Ltd.	PRC/Mainland of China	Limited liability	415,916	Coal production	25%	25%
("Yuneng Mining")		company
()

Huozhou Electricity Group Xuehugou	PRC/Mainland of China	Limited liability	140,000	Coal production	49%	49%
Coal Co., Ltd. ("Xuehugou Coal")		company
( )

Shanxi Chalco Taiyue New Materials	PRC/Mainland of China	Limited liability	100,000	Investment and	-	35%
Co., Ltd. (" Taiyue New Materials") () (Note(iv))		company		construction of aluminum hydroxide, varieties of alumina, metal gallium and aluminum-magnesium flame retardants

Guangxi Huazheng Aluminum Co., Ltd.	PRC/Mainland of China	Limited liability	100,000	Project investment of	-	35%
("Huazheng Aluminum")		company		primary aluminum and
() (Note(v))				captive power plant; tenements investment; purchase and sale of coal; development of utilisation of aluminum products

Baotou Tiancheng Aluminum Co., Ltd.	PRC/Mainland of China	Limited liability	69,770	Manufacture and	-	30%
("Baotou Tiancheng")		company		distribution of
() (Note(vi))				aluminum fabricated products

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates (Continued)

Note:

(i)	The Company exercises significant influence over ABC Fund through its appointment of a director into the board of directors of ABC Fund.

(ii)

In February and August 2014, Jiaozuo Wanfang issued restricted shares of 32,130,000 and 1,840,000 to the incentive object, respectively, which led to the passive dilution of equity interest of the Company in Jiaozuo Wanfang from 17.75% to 17.246%.

As at December 31, 2014, the fair value of the investment in the listed associate, Jiaozuo Wanfang, is RMB2,096 million.

(iii)

In March 2014, a 70.82% owned subsidiary of the Company, Ningxia Energy made an additional capital injection to Ling Wu Power of RMB27 million in cash in proportion to its 24.79% equity interest in Ling Wu Power.

(iv)

In May 2014, the Company set up Taiyue New Materials with a third party of the Group, Shanxi New Energy Group Co., Ltd.*(). As at December 31, 2014, the Company has made a capital injection of RMB5 million in cash and held a 35% equity interest in Taiyue New Materials.

(v)

In March 2014, the Company set up Huazheng Aluminum with a third party of the Group, Guizhou Gaozheng Shiye Development Co., Ltd.* (). As at December 31, 2014, the Company has made a capital injection of RMB35 million in cash and held a 35% equity interest in Huazheng Aluminum.

(vi)

In July 2014, Baotou Aluminum, a wholly-owned subsidiary of the Company, set up Baotou Tiancheng with a third party of the Group, Beijing Tiancheng Hongye Holding Co., Ltd.*(). As at December 31, 2014, Baotou Aluminum has made a capital injection of RMB21 million in machineries and held a 30% equity interest in Baotou Tiancheng. Since the valuation of the injected machineries had not been completed and the carrying amount and fair value of the machineries are not materially different, Baotou Aluminum recorded the capital injection in the associate with the carrying value of the machineries.

(vii)

In February 2013, Chalco Trading, a wholly-owned subsidiary of the Company, set up Jinpingguo Investment with two third parties of the Group, Pingguo Asia Aluminum Co., Ltd.*() and Guangxi Jinpingguo Aluminum Co., Ltd. ("Jinpingguo Investment") * (). Chalco Trading held a 40% equity interest in Jinpingguo Investment. In May 2014, the board of directors of Jinpingguo Investment approved to liquidate Jinpingguo Investment because the aluminium scrap recycle project development did not produce positive results. As at December 31, 2014, the liquidation has been completed.

(viii)	In 2014, Ning Dong Power declared cash dividends of RMB59 million to Ningxia Energy. As at December 31, 2014, Ningxia Energy has received the dividends in cash.

(ix)

As at December 31, 2014, the Company, through a 51% owned subsidiary, Shanxi Huasheng, indirectly held 10.6% equity interest in Huatuo Alumina and has significant influence on Huatuo Alumina. Shanxi Huasheng held 20.78% equity interest in Huatuo Alumina.

(x)

As at December 31, 2014, the Company, through a 70.82% owned subsidiary, Ningxia Energy, indirectly held a 17.56% equity interest in Shiqiao and has significant influence on Shiqiao. Ningxia Energy held 24.8% equity interest in Shiqiao.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates (Continued)

Note (Continued):

(xi)

In 2014, the Group agreed with other shareholders of Xingshengyuan Coal to convert the investment in Xingshengyuan Coal to the creditor's rights from Xingshengyuan Coal in proportion to their equity interest in it. As at December 31, 2014, the Group has converted the investment in Xingshengyuan Coal amounting to RMB112 million to the creditor's rights from Xingshengyuan Coal, after which the equity interest in Xingshengyuan Coal held by the Group is constant.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	2013	2014

Share of the associates' profits and losses from continuing operations	511,869	350,575
Share of the associates' profits and losses from discontinued operation	877	-

Share of the associates' total comprehensive income	512,746	350,575

Aggregate carrying amount of the Group's investments in the associates	4,587,818	4,840,968

As at December 31, 2014, the proportionate interests of the Group in the associates' capital commitments amounted to RMB18 million (December 31, 2013: RMB39 million).

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	2013	2014

Stated at cost
Unlisted equity investments	82,112	74,850

Stated at fair value
Short-term investments	-	4,635,600

As at December 31, 2014, unlisted equity investments with a carrying amount of RMB75 million (December 31, 2013: RMB82 million) were stated at cost less impairment. The directors of the Company are of the opinion that as these available-for-sale financial investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, therefore, the available-for-sale financial investments are stated as cost. The Group does not intend to dispose them in the near future.

The short-term investments stated at fair value as at December 31, 2014 represented financial products issued by banks. The fair values of the short-term investments have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2014, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment of receivables, inventories and property, plant and equipment	Accrued expenses	Tax deduction on purchases of qualified equipment	Tax losses	Unrealised profit at consolidation	Others	Total

As at January 1, 2013	406,422	95,502	64,192	1,484,664	46,226	163,500	2,260,506
Acquisition of subsidiary	29,156	9,165	-	86	19,309	36,930	94,646
Disposal of the discontinued operation	(18,635)	(4,902)	-	(74,277)	-	(7,902)	(105,716)
Deemed disposal of a subsidiary	(39,811)	(5,058)	-	(95,701)	(9,603)	(10,845)	(161,018)
Disposal of Alumina Production Line of Guizhou Branch of the Company	(9,274)	-	-	-	-	(3,106)	(12,380)
Exchange realignment	-	-	-	(16)	-	(24)	(40)
Credited/(charged) to profit or loss	136,423	(17,784)	4,966	(306,665)	18,889	(20,197)	(184,368)

As at December 31, 2013	504,281	76,923	69,158	1,008,091	74,821	158,356	1,891,630

As at January 1, 2014	504,281	76,923	69,158	1,008,091	74,821	158,356	1,891,630
Write-off of deferred tax assets previously recogninzed	-	-	(69,158)	(314,156)	-	-	(383,314)
Credited/(charged) to profit or loss	548,001	280,678	-	14,739	63,209	(11,849)	894,778

As at December 31, 2014	1,052,282	357,601	-	708,674	138,030	146,507	2,403,094

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	DEFERRED TAX (CONTINUED)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortisation	Asset revaluation	Unrealised taxable losses	Assets of retirement obligation	Fair value adjustments arising from acquisition of subsidiaries	Investment in a subsidiary	Investment in an associate	Total

As at January 1, 2013	89,952	1,490	5,847	338	45,893	-	-	-	-	143,520
Acquisition of subsidiaries	-	-	-	-	-	1,076	1,104,182	-	-	1,105,258
Deemed disposal of a subsidiary	-	-	-	(304)	-	-	-	-	-	(304)
Exchange realignment	-	(24)	-	-	-	-	(680)	-	-	(704)
(Credited)/charged in profit or loss	(7,669)	(1,410)	1,105	(34)	(36,808)	4,004	(20,488)	-	-	(61,300)

As at December 31, 2013	82,283	56	6,952	-	9,085	5,080	1,083,014	-	-	1,186,470

As at January 1, 2014	82,283	56	6,952	-	9,085	5,080	1,083,014	-	-	1,186,470
Exchange realignment	-	-	-	-	-	-	179	-	-	179
(Credited)/charged in profit or loss	(3,272)	29,533	369	-	(9,085)	9,773	(23,070)	1,086,686	234,719	1,325,653

As at December 31, 2014	79,011	29,589	7,321	-	-	14,853	1,060,123	1,086,686	234,719	2,512,302

For presentation purpose, certain deferred tax assets and liabilities have been offset in the statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purpose:

	December 31, 2013	December 31, 2014

Net deferred tax assets	1,793,310	952,057

Net deferred tax liabilities	1,088,150	1,061,265

As at December 31, 2014, the Group recognized deferred tax liabilities amounting to RMB1,087 million and RMB235 million, respectively, for the taxable temporary differences associated with the investments in Chalco Hong Kong, a subsidiary of the Company, and Jiaozuo Wanfang, an associate of the Company.

As at December 31, 2014, except for Chalco Hong Kong and Jiaozuo Wanfang, the Group has not recognized deferred tax liabilities for taxable temporary differences associated with the investments in all other subsidiaries, joint ventures and associates. The related taxable temporary differences for such investments will be reversed through future distributions or future disposals. The related distributions are non-taxable since all other subsidiaries, joint ventures and associates of the Group are established in China. Further, the Group can control the disposals of these subsidiaries, joint ventures and associates and has no plan to dispose them in the foreseeable future. Therefore, no deferred tax liability was recognized for such taxable temporary differences which amounting to RMB5,592 million (December 31, 2013: RMB10,242 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	DEFERRED TAX (CONTINUED)

As at December 31, 2014, the Group has not recognized deferred tax assets of RMB5,641 million (December 31, 2013: RMB4,177 million) in respect of accumulated tax losses amounting to RMB22,564 million (December 31, 2013: RMB16,709 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB1,922 million (December 31, 2013: RMB668 million) in respect of deductible temporary differences amounting to RMB7,686 million (December 31, 2013: RMB2,672 million) as it was not considered probable that those assets would be realised. The above tax losses will expire in one to five years if unused.

As at December 31, 2014, the expiry profile of these tax losses was analysed as follows:

	December 31, 2013	December 31, 2014

Expiring in
2014	3,349,848	N/A
2015	143,718	106,146
2016	467,089	369,627
2017	3,258,398	4,840,206
2018	9,489,630	9,066,562
2019	N/A	8,181,448

Total	16,708, 683	22,563,989

As at December 31, 2014, deferred tax assets amounting to RMB952 million (December 31, 2013: RMB1,793 million) were recognized for tax losses and deductible temporary differences carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets is supported by forecast of future taxable profits available to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	OTHER NON-CURRENT ASSETS

	December 31, 2013	December 31, 2014

Financial assets
-Receivables from disposal of subsidiaries, business and assets	12,288,413	8,195,904
-Other long-term receivables	46,781	197,218

	12,335,194	8,393,122

Advances and deposits paid
to suppliers (Note (i))	56,000	2,463,700
Other prepayments (Note (ii))	733,776	811,184
Long-term prepaid expenses (Note(iii))	281,904	317,275
Others (Note (iv))	54,343	493,923

	1,126,023	4,086,082

	13,461,217	12,479,204

As at December 31, 2014, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB5,058 million (December 31, 2013: RMB7,582 million) and an amount included in advances and deposits paid to suppliers amounting to RMB1,836 million (December 31, 2013: nil) which was denominated in USD, all other amounts in other non-current assets were denominated in RMB (December 31, 2013: all other in RMB).

As at December 31, 2014, except for receivables from disposal of subsidiaries, business and assets and a prepayment paid to a supplier which were interest-bearing assets, all other amounts in other non-current assets were non-interest-bearing (December 31, 2013: all other non-interest-bearing).

Note:

(i)	As at December 31, 2014, prepayment paid to a supplier amounting to USD300 million (equivalent to RMB1,836 million) is interest-bearing and at a fixed interest rate 7.5% per annum.

(ii)	As at December 31, 2014 and 2013, other prepayments mainly represented prepayments for certain mine development costs.

(iii)	The amortisation of long-term prepaid expenses of the Group in this year is RMB142 million (2013 from continuing operations: RMB60 million).

(iv)	As at December 31, 2014, certain property, plant and equipment of the Group which was approved to be disposed in near term amounting to RMB276 million, was reclassified to other non-current assets.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	INVENTORIES

	December 31, 2013	December 31, 2014

Raw materials	9,842,095	9,571,808
Work-in-progress	7,332,331	6,617,534
Finished goods	6,678,470	7,371,603
Spare parts	1,001,052	878,823
Packaging materials and others	59,901	45,977

	24,913,849	24,485,745

Less: provision for impairment of inventories	(1,377,901)	(2,044,297)

	23,535,948	22,441,448

Movements in the provision for impairment of inventories are as follows:

	2013	2014

As at January 1	1,407,364	1,377,901
Acquisition of subsidiaries	179,844	-
Disposal of subsidiaries and business	(179,367)	-
Provision for impairment of inventories	1,138,029	1,746,351
Reversal arising from increase in net realisable value	(149,023)	(358,750)
Reversal upon sales of inventories	(1,018,946)	(721,205)

As at December 31	1,377,901	2,044,297

As at December 31, 2014, the Group has pledged inventories with carrying value of RMB50 million (December 31, 2013: RMB296 million) for bank and other borrowings as set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	TRADE AND NOTES RECEIVABLES

	December 31, 2013	December 31, 2014

Trade receivables	4,625,662	3,699,603
Less: provision for impairment of receivables	(611,510)	(719,992)

	4,014,152	2,979,611

Notes receivable	2,142,453	2,332,964

	6,156,605	5,312,575

As at December 31, 2014, except for trade and notes receivables of the Group amounting to RMB901 million which were denominated in USD (December 31, 2013: RMB1,017 million in USD, RMB3 million in EUR), all other trade and notes receivables were denominated in RMB (December 31, 2013: all other in RMB).

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advanced payments or documents against payment. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2014, the ageing analysis of trade and notes receivables was as follows:

	December 31, 2013	December 31, 2014

Within 1 year	5,541,652	4,886,034
Between 1 and 2 years	173,879	198,425
Between 2 and 3 years	188,564	120,418
Over 3 years	864,020	827,690

	6,768,115	6,032,567

Less: provision for impairment of receivables	(611,510)	(719,992)

	6,156,605	5,312,575

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at December 31, 2014, there was no history of default for these customers.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	TRADE AND NOTES RECEIVABLES (CONTINUED)

As at December 31, 2014, the ageing analysis of past due but not impaired trade and notes receivables was as follows:

	December 31, 2013	December 31, 2014

Past due for 1 year	152,916	188,384
Past due for 1 to 2 years	153,419	55,029
Past due for over 2 years	393,896	346,851

	700,231	590,264

Not past due	5,456,374	4,722,311

	6,156,605	5,312,575

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at December 31, 2014.

Included in the Group's trade receivables are amounts due from the Group's joint ventures and associates of RMB8 million (December 31, 2013: RMB1 million) and RMB0.229 million (December 31, 2013: RMB4 million), respectively, which are repayable on similar credit terms to those offered to the major customers of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	TRADE AND NOTES RECEIVABLES (CONTINUED)

As at December 31, 2014, the Group has pledged trade receivables amounting to RMB270 million (December 31, 2013: RMB110 million) and notes receivable amounting to RMB98 million (December 31, 2013: nil) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2014, trade and notes receivables of RMB988 million (December 31, 2013: RMB789 million) of the Group were substantially impaired and provisions of RMB720 million (December 31, 2013: RMB612 million) were made, respectively. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	December 31, 2013	December 31, 2014

Within 1 year	82,256	233,477
Between 1 and 2 years	59,508	12,184
Between 2 and 3 years	50,826	97,317
Over 3 years	596,028	645,002

	788,618	987,980

Less: provision for impairment	(611,510)	(719,992)

	177,108	267,988

Movements in the provision for impairment of trade and notes receivables are as follows:

	2013	2014

As at January 1	408,256	611,510
Acquisition of subsidiaries	63,001	-
Disposal of the discontinued operation and deemed disposal of a subsidiary	(65,849)	-
Provision for impairment	249,137	135,682
Written off	(26,251)	(3,625)
Reversal	(16,784)	(23,575)

As at December 31	611,510	719,992

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	TRADE AND NOTES RECEIVABLES (CONTINUED)

As at December 31, 2014, the Group discounted certain notes receivables accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB1,374 million (December 31, 2013 RMB2,116 million). In addition, as at December 31, 2014, the Group endorsed certain notes receivables accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB12,741 million (December 31, 2013 RMB8,418 million). The above discounted notes and endorsed notes are collectively called as the "Derecognized Notes". The Derecognized Notes have a maturity from one to twelve months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognized Notes, including the financial institutions and the suppliers, have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors of the Company, the Group has transferred substantially all risks and rewards relating to the Derecognized Notes. Accordingly, it has derecognized the full carrying amounts of the Derecognized Notes and has derecognized the associated trade payables for the endorsed notes or has not recognized any short-term loans for the discounted notes. The maximum exposure to loss from the Group's Continuing Involvement in the Derecognized Notes and the undiscounted cash flows to repurchase these Derecognized Notes is equal to their carrying amounts. In the opinion of the directors of the Company, the fair values of the Group's Continuing Involvement in the Derecognized Notes are not significant.

For the years ended December 31, 2012, 2013 and 2014, the Group has not recognized any gain or loss on the date of transfer of the Derecognized Notes. No gains or losses were recognized from the continuing involvement, both during the year or cumulatively.

As at December 31, 2014, the Group discounted certain notes receivables accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB98 million (December 31, 2013: nil). In addition, as at December 31, 2014, the Group endorsed certain notes receivable accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount of RMB1,074 million (December 31, 2013: nil). The above discounted notes and endorsed notes are collectively called as the "Discounted or Endorsed Notes". In the opinion of the directors, the Group has retained the substantial risks and rewards, which include default risks relating to such Discounted or Endorsed Notes, and accordingly, it continued to recognize the full carrying amounts of the Discounted or Endorsed Notes and recognized the associated trade payables settled for the endorsed notes and recognized the secured short-term loans for the discounted notes. Subsequent to the discount and endorsement, the Group did not retain any rights on the use of the Discounted or Endorsed Notes, including the sale, transfer or pledge of the Discounted or Endorsed Notes to any other third parties. None of the Discounted or Endorsed Notes settled during the year have been recoursed as at December 31, 2014 (December 31, 2013: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	OTHER CURRENT ASSETS

	December 31, 2013	December 31, 2014

Financial assets
-Deposits	425,388	248,070
-Dividends receivable	125,135	125,159
-Receivables from sales of non-core businesses	141,288	152,753
-Entrusted loans and loans receivable from third parties	206,652	275,091
-Entrusted loans and loans receivable from related parties	1,360,161	1,152,022
-Amounts due from subsidiaries	-	-
-Receivables from disposals of subsidiaries, business and assets	9,002,434	4,307,951
-Interest receivable	294,748	103,060
-Recoverable reimbursement for freight charges	29,306	203,649
-Other financial assets	321,402	660,435

	11,906,514	7,228,190

Less: provision for impairment	(235,813)	(407,198)

	11,670,701	6,820,992

Receivable of value-added tax refund	15,784	18,891
Advances to employees	97,960	94,364
Value-added tax recoverable	2,569,055	2,355,758
Deposits for investment projects	223,068	40,136
Prepaid income tax	250,788	248,903
Prepayments to related parties for purchases	326,422	157,988
Prepayments to suppliers for purchases and others	6,024,892	3,306,890

	9,507,969	6,222,930

Less: provision for impairment	(231,678)	(12,253)

	9,276,291	6,210,677

Total other current assets	20,946,992	13,031,669

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	OTHER CURRENT ASSETS (CONTINUED)

As at December 31, 2014, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB2,529 million and an amount included in other items amounting to RMB1,562 million, which were denominated in USD, RMB0.1 million in HKD and RMB0.2 million in AUD (December 31, 2013: RMB5,571 million in USD, RMB0.7 million in HKD), all other amounts in other current assets were denominated in RMB (December 31, 2013: all other in RMB).

As at December 31, 2014, except for entrusted loans and loans receivable and receivables from disposal of subsidiaries, business and assets which were interest- bearing assets, all other amounts in other current assets were non-interest-bearing (December 31, 2013: all other non-interest-bearing).

Included in the Group's other current assets are amounts due from the Group's joint ventures and associates of RMB1,310 million (December 31, 2013: RMB1,442 million) and RMB91 million (December 31, 2013: RMB116 million) (note 36(b)), respectively, which are repayable on similar credit terms to those offered to the major customers of the Group.

As at December 31, 2014, the ageing analysis of financial assets included in other current assets was as follows:

	December 31, 2013	December 31, 2014

Within 1 year	11,271,900	2,041,011
Between 1 and 2 years	127,104	4,433,345
Between 2 and 3 years	163,987	94,759
Over 3 years	343,523	659,075

	11,906,514	7,228,190
Less:provision for impairment	(235,813)	(407,198)

	11,670,701	6,820,992

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	OTHER CURRENT ASSETS (CONTINUED)

As at December 31, 2014, the ageing analysis of past due but not impaired financial assets included in other current assets was as follows:

	December 31, 2013	December 31, 2014

Past due for 1 year	126,925	334,976
Past due for 1 to 2 years	162,070	75,159
Past due for over 2 years	122,459	279,301

	411,454	689,436

Not past due	11,259,247	6,131,556

	11,670,701	6,820,992

The credit quality of other current assets that were past due but not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within one year.

In 2014, a decrease amounting to RMB2,346 million of receivables from disposals of subsidiaries, business and assets consisted of the significant non-cash investing activity of the Group. On October 18, 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary Aluminium Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"), pursuant to which Chalco Hong Kong agreed to transfer its 65% equity interest in Chalco Iron Ore to Chalco Overseas Holdings. The share transfer was completed on December 26, 2013. According to the Share Purchase Agreement, Chinalco Overseas Holdings would undertake a bank loan of Chalco Hong Kong borrowed from China Development Bank () denominated in USD, which was deemed as the first purchase price payment by Chinalco Overseas Holdings. In 2014, the Group had completed the transfer of the bank loan to Chinalco Overseas Holdings and decreased the receivables from Chinalco Overseas Holdings accordingly. This matter consisted of a significant non-cash investing activity of the Group in 2014.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	OTHER CURRENT ASSETS (CONTINUED)

As at December 31, 2014, other current assets of RMB436 million (December 31, 2013: RMB481 million) of the Group were impaired and provisions of RMB419 million (December 31, 2013: RMB467 million) were made. The ageing analysis of these current assets is as follows:

	December 31, 2013	December 31, 2014

Within 1 year	34,993	22,059
Between 1 and 2 years	8,548	5,729
Between 2 and 3 years	25,144	24,802
Over 3 years	412,189	383,755

	480,874	436,345

Less: provision for impairment	(467,491)	(419,451)

	13,383	16,894

Movements in the provision for impairment of other current assets are as follows:

	2013	2014

As at January 1	229,131	467,491
Acquisition of subsidiaries	172,251	-
Disposal of the discontinued operation	(1,632)	-
Provision for impairment	73,556	43,133
Written off	(240)	-
Reversal	(5,575)	(12,976)
Others	-	(78,197)

As at December 31	467,491	419,451

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	December 31, 2013	December 31, 2014

Restricted cash	1,039,658	1,655,090
Time deposits	4,500	8,500

Restricted cash and time deposits	1,044,158	1,663,590

Cash and cash equivalents	11,381,695	16,268,600

	12,425,853	17,932,190

As at December 31, 2014, restricted cash mainly represented deposits held for use in issued notes payable and letters of credit. As at December 31, 2013, restricted cash mainly represented deposits held for use in environmental restoration or issued letters of credit and notes payable.

As at December 31, 2014, the annual effective interest rate of the above time deposits was 3.06% (December 31, 2013: 3.09%) with average maturity of three months to one year (December 31, 2013: six months to one year).

As at December 31, 2014, bank balances and cash on hand of the Group were denominated in the following currencies:

	December 31, 2013	December 31, 2014

RMB	12,174,840	14,862,816
USD	230,718	3,055,287
HKD	9,924	4,889
EUR	7,382	6,387
AUD	2,495	2,751
IDR	494	60

	12,425,853	17,932,190

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods between three month and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances, time deposit and restricted cash are deposited with creditworthy banks with no recent history of default.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	SHARE CAPITAL

	December 31, 2013	December 31, 2014

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As at December 31, 2013 and 2014, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

The Company's authorised ordinary share capital was 13,524,487,892 shares at par value of RMB1.00 per share as at December 31, 2013 and 2014, respectively. There were 13,524,487,892 ordinary shares issued and outstanding as at December 31, 2013 and 2014, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages F10 to F12 of the financial statements.

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

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC and other relevant regulatory bodies, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production, transportation, metallurgical production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and are not available for distribution to shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS

	December 31, 2013	December 31, 2014

Long-term loans and borrowings

Finance lease payable(note 21)	-	1,429,446

Bank and other loans (Note (a))
- Secured (Note (f))	13,967,700	15,301,820
- Guaranteed (Note (e))	6,310,303	1,652,737
- Unsecured	15,025,337	14,991,787

	35,303,340	31,946,344

Medium-term notes and bonds and
long-term bonds (Note (b))
- Guaranteed (Note (e))	1,991,481	1,993,821
- Unsecured	19,926,200	20,237,772

	21,917,681	22,231,593

Total long-term loans and borrowings	57,221,021	55,607,383

Current portion of finance lease payable (note 21)	-	(269,548)

Current portion of medium-term notes	(2,597,471)	(3,995,762)

Current portion of
long-term bank and other loans	(8,328,722)	(6,572,862)

Non-current portion of long-term loans and borrowings	46,294,828	44,769,211

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

	December 31, 2013	December 31, 2014

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	1,863,900	2,653,200
- Guaranteed (Note (e))	140,000	1,247,159
- Unsecured	45,142,573	36,892,330

	47,146,473	40,792,689

Short-term bonds, unsecured (Note (d))	15,275,680	23,536,390
Current portion of finance lease payable (note 21)	-	269,548
Current portion of medium-term notes	2,597,471	3,995,762
Current portion of long-term bank and other loans	8,328,722	6,572,862

Total short-term borrowings and
current portion of long-term loans and borrowings	73,348,346	75,167,251

As at December 31, 2014, except for loans and borrowings of the Group amounting to RMB24 million (December 31, 2013: RMB29 million) and RMB4,957 million (December 31, 2013: RMB8,156 million) which were denominated in JPY and USD, respectively, all other loans and borrowings were denominated in RMB. All loans and borrowings were denominated in RMB (December 31, 2013: all other in RMB).

As at December 31, 2014, interest-bearing loans and borrowings of RMB1,333 million (December 31, 2013: RMB670 million) were due to Chinalco Finance, a subsidiary of Chinalco, including finance lease payable of RMB304 million (December 31, 2013: nil), as set out in note 36(b).

As at December 31, 2014, interest-bearing loans and borrowings of RMB70 million (December 31, 2013: RMB70 million) were due to Guizhou Aluminium Co., Ltd (), a subsidiary of Chinalco, as set out in note 36(b).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

Notes:

(a)	Long-term bank and other loans

	(i)	The maturity of long-term bank and other loans of the Group is set out below

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014

Within 1 year	8,317,135	6,558,565	11,587	14,297	8,328,722	6,572,862
Between 1 and 2 years	6,288,066	3,316,593	11,789	14,467	6,299,855	3,331,060
Between 2 and 5 years	7,586,650	11,770,086	45,296	14,018	7,631,946	11,784,104
Over 5 years	13,040,497	10,244,278	2,320	14,040	13,042,817	10,258,318

	35,232,348	31,889,522	70,992	56,822	35,303,340	31,946,344

(ii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2014 was 5.64% (2013: 5.84%).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

Notes: (Continued)

(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group as at December 31, 2014 are summarised as follows:

	Face value /maturity	Effective interest rate	December 31, 2013	December 31, 2014

2007 long-term bonds	2,000,000/2017	4.64%	1,991,481	1,993,821
2010 medium-term notes	1,000,000/2015	4.34%	995,062	998,249
2010 medium-term notes	1,000,000/2015	4.20%	994,867	998,040
2011 medium-term notes	5,000,000/2016	6.03%	4,988,581	4,896,842
2011 Ningxia Energy medium-term bonds	600,000/2014	6.65%	600,000	-
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000	400,000
2011 medium-term bonds	2,000,000/2014	6.36%	1,997,471	-
2012 medium-term bonds	2,000,000/2015	5.13%	1,996,335	1,999,473
2012 medium-term bonds	3,000,000/2017	5.77%	2,985,743	2,989,167
2013 medium-term bonds	3,000,000/2018	5.99%	2,976,266	2,981,609
2013 medium-term bonds	2,000,000/2016	6.07%	1,991,875	1,994,753
2014 medium-term bonds	3,000,000/2017	7.35%	-	2,979,639

			21,917,681	22,231,593

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

Notes: (Continued)

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2014 was 5.48% (2013: 5.69%).

(d)	Short-term bonds

Outstanding short-term bonds of the Group as at December 31, 2014 are summarised as follows:

	Face value /maturity	Effective interest rate	December 31, 2013	December 31, 2014

2013 short-term bonds	3,000,000/2014	4.33%	3,095,345	-
2013 short-term bonds	5,000,000/2014	5.52%	5,069,934	-
2013 short-term bonds	2,000,000/2014	4.21%	2,047,313	-
2013 short-term bonds	2,000,000/2014	4.70%	2,044,553	-
2013 short-term bonds	3,000,000/2014	6.21%	3,018,535	-
2014 short-term bonds	2,000,000/2015	6.45%	-	2,092,959
2014 short-term bonds	3,000,000/2015	5.40%	-	3,049,586
2014 short-term bonds	3,000,000/2015	5.85%	-	3,115,170
2014 short-term bonds	3,000,000/2015	5.94%	-	3,116,780
2014 short-term bonds	3,000,000/2015	5.80%	-	3,102,335
2014 short-term bonds	3,000,000/2015	4.99%	-	3,028,864
2014 short-term bonds	3,000,000/2015	4.75%	-	3,022,213
2014 short-term bonds	3,000,000/2015	5.00%	-	3,008,483

			15,275,680	23,536,390

All the above short-term bonds were issued for working capital.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)

Notes: (Continued)

(e)	Guaranteed interest bearing loans and borrowings

Details of the interest bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2013	December 31, 2014

Long-term bonds
Bank of Communications ()	1,991,481	1,993,821

Long-term loans
Lanzhou Aluminum Factory() (Note (i))	20,000	16,000
The Company	4,471,166	-
Ningxia Tianjing Electric Power Development Co., Ltd. () (Note (ii))	102,400	-
Yinxing Energy (Note (iii))	148,000	136,000
Ningxia Power Investment Corporation () (Note (ii))	26,000	-
Ningxia Energy (Note (iii))	319,400	277,400
Agricultural Bank of China Limited, Head Office, Banking Department ()	1,223,337	1,223,337

	6,310,303	1,652,737

Short-term loans
The Company	-	587,424
Ningxia Energy (Note (iii))	120,000	140,000
Yinxing Energy (Note (iii))	20,000	-
Guizhou Aluminium Co, Ltd () (Note (i))	-	122,000
Chalco Trading (Note (iii))	-	397,735

	140,000	1,247,159

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Note:

(i)	The guarantor is a subsidiary of Chinalco.

(ii)	The guarantor is a third party of the Group.

(iii)	The guarantor is a subsidiary of the Group.

(f)	Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	FINANCE LEASE PAYABLE

As disclosed in note 8, the Group leased certain machinery under finance lease with the lease term of three or five years.

At December 31, 2014, the total future minimum lease payments under finance lease and their present value are as follows:

	Minimum lease payments		Present value of minimum lease payments
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014

Original amounts payable	-	2,063,484	-	1,773,079

Amounts paid during the year	-	(390,433)	-	(343,633)

Amounts payable at the end of the year	-	1,673,051	-	1,429,446

Amounts payable:
Within one year	-	318,103	-	269,548
In the second year	-	444,022	-	390,768
In the third to fifth years, inclusive	-	910,926	-	769,130

Total minimum finance
lease payment	-	1,673,051	-	1,429,446

Future finance charges	-	(243,605)

Total net finance lease
payables (note 20)	-	1,429,446

Portion classified as current liabilities (note 20)	-	(269,548)

Non-current portion	-	1,159,898

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	OTHER NON-CURRENT LIABILITIES

	December 31, 2013	December 31, 2014

Financial liabilities
-Long-term payables for mining rights	767,157	757,185
-Other financial liabilities	-	14,109

	767,157	771,294

Obligations in relation to early retirement schemes (Note (i))	49,372	1,128,572
Deferred government grants	649,975	824,631
Deferred government subsidies (Note (ii))	119,080	104,080
Provision for rehabilitation	91,311	94,195
Others	7,481	14,315

	917,219	2,165,793

	1,684,376	2,937,087

Notes:

(i)	Obligations in relation to early retirement schemes

During the years ended December 31, 2014, 2010 and 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertook obligation to pay the early retirement employees' living expenses within 6 years in the future on a month basis according to early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of local Social Security Office. Living expenses, social insurance and housing fund are together called as "the Payments". The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate of China. The Payments are discounted by Treasury bond rate of December 31, 2014 and charged to "general and administrative expenses". As at December 31, 2014, the current portion of the Payments within one year is reclassified to "other payables and accrued liabilities".

As at December 31, 2014, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	2013	2014

As at January 1	149,782	80,040
Provision made during the year (Note 27(b))/(Note 30)	3,788	1,360,284
Interest costs	1,263	3,868
Utilisation during the year	(62,214)	(70,091)
Deemed disposal of a subsidiary	(12,579)	-

As at December 31	80,040	1,374,101

Non-current	49,372	1,128,572
Current (Note 23)	30,668	245,529

	80,040	1,374,101

(ii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31, 2013	December 31, 2014

Financial liabilities
-Payable for capital expenditures	5,486,515	5,599,870
-Accrued interest	726,064	923,930
-Payables withheld as guarantees and deposits	601,850	960,935
-Dividends payable by subsidiaries to non-controlling shareholders	108,251	187,228
-Consideration payable for investment projects	126,527	89,569
-Current portion of payables for mining rights	680,394	519,990
-Payable to subsidiaries	-	-
-Others	756,734	920,101

	8,486,335	9,201,623

Sales and other deposits from customers	1,565,691	2,697,439
Taxes other than income taxes payable (Note)	431,848	374,721
Accrued payroll and bonus	108,143	277,239
Staff welfare payables	201,022	251,587
Current portion of obligation in relation to early retirement schemes (note 22)	30,668	245,529
Contribution payable for pension insurance	26,111	51,266
Others	10,291	111,756

	2,373,774	4,009,537

	10,860,109	13,211,160

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2014, except for other payables and accrued liabilities of the Group amounting to RMB365 million and RMB0.004 million which were denominated in USD and HKD, respectively (December 31, 2013: RMB63 million in USD, RMB7.9 million in HKD, RMB1.6 million in EUR), all other payables and accrued liabilities were denominated in RMB (December 31, 2013: all other in RMB).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	TRADE AND NOTES PAYABLES

	December 31, 2013	December 31, 2014

Trade payables	8,770,506	10,514,248
Notes payable	3,631,144	5,234,103

	12,401,650	15,748,351

As at December 31, 2014, except for trade and notes payables of the Group amounting to RMB1,450 million (December 31, 2013: RMB209 million) and RMB0.2 million (December 31, 2013: nil), which were denominated in USD and EUR, respectively, all other trade and notes payables were denominated in RMB (December 31, 2013: all other in RMB).

The ageing analysis of trade and notes payables is as follows:

	December 31, 2013	December 31, 2014

Within 1 year	11,458,223	15,213,106
Between 1 and 2 years	427,969	293,750
Between 2 and 3 years	258,878	62,865
Over 3 years	256,580	178,630

	12,401,650	15,748,351

The trade and notes payables are non-interest bearing and are normally settled within one year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

25.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 20. As at December 31, 2014, a summary of these pledged assets was as follows:

	December 31, 2013	December 31, 2014

Property, plant and equipment (note 8)	7,291,960	9,249,127
Land use rights (note 9(b))	46,666	409,181
Intangible assets (note 7)	798,627	1,124,726
Inventories (note 14)	296,000	50,000
Investment in an associate (note 10(b))	472,974	450,611
Notes receivable (note 15)	-	98,000
Trade receivables (note 15)	110,000	270,084

	9,016,227	11,651,729

As at December 31, 2014, in addition to the loans and borrowings which were pledged by the above assets, current portion of long-term loans and borrowings amounting to RMB874 million (December 31, 2013: RMB772 million) and non-current portion of long-term loans and borrowings amounting to RMB11,572 million (December 31, 2013:RMB11,610 million) were secured by the contractual right to charge users for electricity generated in the future. Short-term loans and borrowings amounting to RMB241 million (December 31, 2013:RMB385 million) were secured by letters of credit. As at December 31, 2014,current portion of long-term loans and borrowings amounting to RMB10 million and non-current portion of long-term loans and borrowings amounting to RMB1,677 million were secured by the investment in a 70.82% owned subsidiary of the Company, Ningxia Energy. As at December 31, 2014, the balance of investment in Ningxia Energy of the Company is RMB5,384 million. In addition, as at December 31, 2014, a short-term loan amounting to RMB55 million (December 31, 2013: nil) was secured by the trade receivables in the Group which had been offset.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

26	(LOSS)/PROFIT BEFORE INCOME TAX

An analysis of profit or loss before income tax is as follows:

	2012	2013	2014

From continuing operations
Purchase of inventories in relation to trading activities	65,426,274	91,157,837	71,647,273
Raw materials and consumables used	46,587,502	38,275,430	34,776,798
Changes in work-in-progress and finished goods	(2,510,122)	(605,633)	1,045,858
Power and utilities	24,802,463	21,424,550	17,738,754
Depreciation and amortisation	6,385,153	7,224,645	7,469,428
Employee benefit expenses	6,108,094	6,553,286	7,855,666
Repair and maintenance	1,355,342	1,474,121	1,857,471
Transportation expenses	1,327,353	1,168,669	1,047,427

Note:

For the year ended December 31, 2014, employee benefit expenses include early retirement benefit expenses and termination benefit expenses amounting to RMB1,360 million and RMB176 million, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	OPERATING EXPENSES

	(a)	Selling and distribution expenses

An analysis of selling and distribution expenses from continuing operations is as follows:

	2012	2013	2014

Transportation and loading expenses	1,248,326	1,204,110	1,047,427
Packaging expenses	193,577	217,869	249,843
Port expenses	70,984	68,784	61,707
Employee benefit expenses	39,239	69,073	69,144
Sales commissions and other handling fees	27,166	33,479	36,553
Warehouse and other storage fees	59,850	59,206	52,077
Marketing and advertising expenses	16,032	15,220	7,011
Depreciation of non-production property,
plant and equipment (Note 8)	30,395	33,457	31,896
Others	148,414	158,022	197,576

	1,833,983	1,859,220	1,753,234

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	OPERATING EXPENSES (CONTINUED)

	(b)	General and administrative expenses

An analysis of general and administrative expenses is as follows:

	2012	2013	2014

Early retirement benefit expenses (note 22)	22,293	3,788	1,360,284
Termination benefit expenses (note 30)	-	-	176,002
Employee benefit expenses	839,742	964,654	1,044,729
Taxes other than income tax expense (Note(i))	543,023	593,197	519,403
Travelling and entertainment	172,215	133,394	89,833
Depreciation of non-production property, plant and equipment (Note 8)	150,635	159,030	179,813
Provision for impairment of receivables, net	48,904	297,337	142,264
Impairment of available-for-sale investment	7,778	-	-
Operating lease rental expenses	137,805	142,084	118,831
Legal and other professional fees	107,091	51,231	51,164
Amortisation of land use rights and leasehold land (Note 9)	66,804	76,994	84,608
Utilities and office supplies	37,151	37,874	34,697
Repairs and maintenance expenses	41,421	39,732	39,134
Insurance expense	57,757	40,693	33,433
Pollutants discharge fees	34,482	24,583	28,984
Auditors' remuneration (Note(ii))	26,850	31,444	25,176
Amortisation of intangible assets (Note 7)	23,671	30,372	42,105
Water and electricity expenses	33,656	20,708	24,176
Labor protection fees	8,730	5,891	12,965
Amortisation of long-term prepayments	2,119	8,911	29,532
Property management fees	31,700	37,653	40,693
Bank charges and others	48,448	92,608	110,968
Impairment of intangible assets and land use rights and leasehold land (note 7 and note 9(b))	-	-	249,228
Machine material consumption	22,610	19,798	12,264
The guard and fire protection fees	9,567	10,502	12,399
Others	275,770	124,401	369,471

	2,750,222	2,946,879	4,832,156

Note:

(i)	Taxes other than income tax expense mainly comprise business tax, surcharges, land use tax, property tax and stamp duty.

(ii)

During the year ended December 31, 2014, auditors' remuneration include audit and non-audit services provided by Ernst & Young firms including Ernst & Young and Ernst & Young Hua Ming LLP amounting to RMB22.2 million (2013: RMB25.2 million), and services provided by other auditors.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

28.	OTHER INCOME AND OTHER GAIN/(LOSSES), NET

	(a)	Government grants

For the year ended December 31, 2014, government grants amounting to RMB824 million (2013 from continuing operations: RMB806 million; 2012 from continuing operations: RMB735 million) were recognized as income for the year necessary to compensate the costs and the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other (losses) gains, net

	2012	2013	2014

Gain on acquisition of a subsidiary	-	651,185	-
Gain on previously held equity interest remeasured at acquisition-date fair value	-	53,953	-
Gain on deemed disposal of a subsidiary	-	804,766	-
Gain on disposal of Aluminum Production Line	-	33,247	-
Gain on disposal of investments in a joint venture and associates	-	5,709	-
Gain on acquisition of the investment in an associate	504,773	-	-
Realised gains on futures, forward and option contracts, net (Note)	(115,519)	105,565	156,617
Unrealised gains on futures, forward and option contracts, net (Note)	(20,109)	10,318	110,250
(Losses)/gains on disposal of property, plant and equipment and land use rights, net	(455,081)	209,057	(44,144)
Gain on financial products	-	18,746	71,023
Gain on disposal of subsidiaries	-	5,413,244	-
Others	68,947	93,462	63,189

	(16,989)	7,399,252	356,935

Note:	None of these futures, forward and option contracts is designated for hedge accounting.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs from continuing operations is as follows:

	2012	2013	2014

Finance income-interest income	(302,346)	(616,576)	(1,047,607)

Interest expense	4,902,324	6,500,820	7,116,295
Less: interest expense capitalised in property, plant and equipment (Note 8)	(529,937)	(634,599)	(532,695)

Interest expense, net of capitalised interest	4,372,387	5,866,221	6,583,600

Amortisation of future finance charges	-	82,698	123,881

Exchange (gains)/losses, net	(9,417)	(99,273)	10,464

Finance costs	4,362,970	5,849,646	6,717,945

Finance costs, net	4,060,624	5,233,070	5,670,338

Capitalisation rate during the year (Note 8)	5.05% to 6.87%	4.05% to 6.25%	5.80% to 7.10%

30.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses from continuing operation for year 2012, 2013 and 2014 are as follows:

	2012	2013	2014

Salaries and bonus	4,366,302	4,849,651	4,314,247
Housing fund	420,572	472,557	424,238
Staff welfare and other expenses (Note)	1,701,834	2,001,061	1,879,197
Employment expense in relation to early retirement schemes (note 22 and note 27(b))	22,293	3,788	1,360,284
Employment expenses in relation to termination benefit (note 27(b))	-	-	176,002

	6,511,001	7,327,057	8,153,968

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payable to directors, supervisors and senior management as set out in Note 31.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS AND SENIOR MANAGEMENT'S REMUNERATION

	(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

	2012	2013	2014

Fees	732	689	622
Basic salaries, housing fund, other allowances
and benefits in kind	2,410	3,297	2,590
Discretionary bonus	-	-	-
Pension cost	165	193	316

	3,307	4,179	3,528

The remuneration of each director and supervisor of the Company for the year ended December 31, 2012 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	545	-	33	578
Luo Jianchuan	-	496	-	33	529
Liu Caiming (Note (i))	-	493	-	33	526
Liu Xiangmin	-	493	-	33	526
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	194	-	-	-	194
Zhu Demiao	194	-	-	-	194
Wang Mengkui	194	-	-	-	194

	732	2,027	-	132	2,891

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	-	33	416
Zhang Zhankui	-	-	-	-	-

	-	383	-	33	416

Total	732	2,410	-	165	3,307

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2013 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	733	-	37	770
Luo Jianchuan	-	653	-	37	690
Liu Caiming	-	164	-	8	172
Liu Xiangmin	-	627	-	37	664
Jiang Yinggang	-	599	-	37	636
Wu Jianchang	94	-	-	-	94
Ma Si-hang, Frederick	94	-	-	-	94
Wu Zhenfang	63	-	-	-	63
Wang Jun	75	-	-	-	75
Shi Chungui	75	-	-	-	75
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	96	-	-	-	96
Wang Mengkui	96	-	-	-	96
Zhu Demiao	96	-	-	-	96

	689	2,776	-	156	3,621

Supervisors:
Ao Hong	-	-	-	-	-
Zhao Zhao	-	-	-	-	-
Yuan Li	-	521	-	37	558
Zhang Zhankui	-	-	-	-	-

	-	521	-	37	558

Total	689	3,297	-	193	4,179

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2014 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	606	-	63	669
Luo Jianchuan	-	528	-	63	591
Liu Xiangmin	-	515	-	63	578
Jiang Yinggang	-	491	-	63	554
Wu Jianchang (Note (i))	94	-	-	-	94
Ma Si-hang, Frederick
(Note (ii))	189	-	-	-	189
Wu Zhenfang (Note (iii))	189	-	-	-	189
Wang Jun (Note (iv))	150	-	-	-	150
Liu Caiming (Note (v))	-	-	-	-	-
Sun Zhaoxue (Note (vi))	-	-	-	-	-

	622	2,140	-	252	3,014

Supervisors:
Zhao Zhao	-	-	-	-	-
Yuan Li	-	450	-	64	514
Zhang Zhankui	-	-	-	-	-

	-	450	-	64	514

Total	622	2,590	-	316	3,528

Note:

(i)	On June 27, 2014, Wu Jianchang resigned due to the age, which took effect on February 26, 2015.

(ii)	Ma Si-hang, Frederick was appointed as director at the 2012 general meeting of shareholders on June 27, 2013.

(iii)

Wu Zhenfang was appointed as director at the 2013 first extraordinary general meeting of Shareholders on August 30, 2013. On April 2, 2015, Wu Zhenfang resigned from the position of a non-executive director, and he was under investigation.

(iv)	Wang Jun was appointed as director at the 2012 general meeting of Shareholders on June 27, 2013.

(v)	On March 18, 2014, Liu Caiming resigned from the position of a non-executive director. On February 26, 2015, Liu Caiming returned to the position of a non-executive director.

(vi)	On September 16, 2014, Sun Zhaoxue resigned from the position of a non-executive director and a vice president, and he was under investigation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS AND SENIOR MANAGEMENT'S REMUNERATION (CONTINUED)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following bands:

	Number of individuals

	2012	2013	2014

Nil to RMB1,000,000	12	18	13

During the year, no options were granted to the directors or the supervisors of the Company (2012 and 2013: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2012 and 2013: nil).

No directors or supervisors of the Company waived any remuneration during the year 2012, 2013 and 2014.

(b)	Five highest paid individuals

During the year ended December 31, 2014, the five highest paid employees of the Group include four (2012: 4; 2013: 4) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining one (2012: 1; 2013: 1) individual during the year is as follows:

	2012	2013	2014

Basic salaries, housing fund, other allowances and benefits in kind	440	645	491
Discretionary bonus	-	-	-
Pension cost	33	37	63

	473	682	554

The number of the remaining one individual during 2014 (2012:1; 2013: 1) whose remuneration fell within the following band is as follows:

	Number of employees

	2012	2013	2014

Nil to RMB1,000,000	1	1	1

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	INCOME TAX EXPENSE/(BENEFIT) FROM CONTINUING OPERATIONS

	2012	2013	2014

Current income tax expense:
- PRC enterprise income tax	155,629	214,631	260,721

Deferred income tax (benefit)/expense	(526,721)	124,920	814,189

	(371,092)	339,551	1,074,910

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2012: 25%; 2013: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2012: 15%; 2013: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which changes depending on the profitability and the tax rate applicable to each branch and the Company on a combined basis. For the year ended December 31, 2014, the effective tax rate applicable to the Company and its branches on a combined basis was 23.70% (2012: 22.16%; 2013: 22.26%).

The reconciliation between the tax on the Group's profit or loss before income tax from continuing operations and the theoretical tax amount that would arise using the weighted average tax rate applicable to profit or loss of the consolidated entities from continuing operations is as follows:

	2012	2013	2014

Profit/(loss) before income tax from continuing operations:	(7,827,376)	883,241	(15,974,523)

Tax expense/(benefit) calculated at standard income tax rate of 25% (2012 and 2013: 25%)	(1,956,844)	220,810	(3,993,631)
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	138,558	(91,880)	(19,631)
Impact of change in income tax rate	24,375	2,424	(53,490)
Tax losses for which no deferred income tax assets were recognized	635,337	2,364,091	2,045,362
Deductible temporary differences for which no deferred income tax assets were recognized	25,655	59,779	1,223,707
Utilisation of previously unrecognized tax losses and expenses	(2,028)	(140,368)	(9,477)
Tax incentive in relation to deduction limits of certain expenses	(13,759)	(14,096)	(4,949)
Income not subject to tax	(218,654)	(2,434,836)	(205,539)
Expenses not deductible for tax purposes	54,331	41,222	419,722
Write-off of unrecoverable deferred tax assets	958,197	345,009	383,314
Recognition of deferred tax liabilities related to investments in a subsidiary and an associate	-	-	1,321,405
True up adjustments in respect of prior year's annual income tax filings	(16,260)	(12,604)	(31,883)

Income tax expense from continuing operations	(371,092)	339,551	1,074,910

Effective tax rate	4.74%	38.44%	(6.73%)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	INCOME TAX EXPENSE/(BENEFIT) FROM CONTINUING OPERATIONS (CONTINUED)

The decrease in the weighted average effective rate is mainly due to fluctuation in profitability of certain subsidiaries and branches and recognition of deferred tax liabilities previously unrecognized for taxable temporary differences relating to the investment in an overseas subsidiary and an associate.

Share of income tax expense of associates and joint ventures of RMB52.0 million (2013 from continuing operations: RMB23.5 million; 2012 from continuing operations: RMB99 million) and RMB20.4 million (2013 from continuing operations: RMB7.7 million; 2012 from continuing operations: RMB4 million;) were included in "share of profits and losses of associates" and "share of profits and losses of joint ventures", respectively.

33.	EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

Basic earnings/(loss) per share were calculated by dividing the profit/(loss) attributable to owners of the parent by the weighted average number of shares in issue during the year.

	2012	2013	2014

(Loss)/profit attributable to owners of the parent (RMB)
-From continuing operation	(7,163,361,000)	739,333,000	(16,216,880,000)
-From discontinued operation	(1,070,393,000)	235,913,000	-

	(8,233,754,000)	975,246,000	(16,216,880,000)

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892	13,524,487,892

Basic (loss)/earnings per share (RMB)
-From continuing operation	(0.53)	0.05	(1.20)
-From discontinued operation	(0.08)	0.02	-

	(0.61)	0.07	(1.20)

(b)	Diluted

Diluted earnings/(loss) per share from continuing operations and discontinued operation for the years ended December 31, 2012, 2013 and 2014 are the same as the basic earnings/(loss) per share from continuing operations and discontinued operation as there were no dilutive potential shares during those years.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

According to the resolution at the annual shareholders' meeting dated March 18, 2014, no dividend would be distributed for the year ended December 31, 2013. Thus, no dividend was paid in 2014 (2013: nil; 2012: nil).

According to the resolution of the Board of Directors dated March 25, 2015, the directors did not propose any final dividend for the year ended December 31, 2014, which is to be approved by the shareholders (2012: nil; 2013: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

	Note	2012	2013	2014

Cash flows generated from operating activities
(Loss)/profit before income tax:
From continuing operations		(7,827,376)	883,241	(15,974,523)
From discontinued operation	6	(1,264,686)	(414,618)	-
Adjustments for:
Share of profits of joint ventures	10(a)	(37,040)	(148,749)	(89,510)
Share of profits of associates	10(b)	(254,848)	(512,746)	(350,575)
Depreciation of property, plant and equipment	8	6,140,958	6,956,651	6,955,395
Loss/(gain) on disposal of property, plant and equipment and leasehold land	28(b)	455,870	(242,304)	44,144
Impairment loss of property, plant and equipment	8	19,903	501,159	5,679,521
Impairment loss of intangible assets	7	-	7	108,424
Impairment loss of available-for-sale financial investments		7,778	-	-
Impairment loss of land use rights and leasehold land	9	-	-	140,804
Amortisation of intangible assets	7	93,656	277,740	287,299
Amortisation of land use rights and leasehold land	9	74,552	80,219	84,608
Amortisation of prepaid expenses included in other non-current assets	13	75,987	73,598	142,126
Realised and unrealised losses/(gains) on futures, options and forward contracts	28(b)	143,334	(96,096)	(266,867)
Gain on acquisition of the investment in an associate		(504,773)	-	-
Gain on acquisition of a subsidiary		-	(651,185)	-
Gain on disposal of Jiaozuo Wanfang		-	(804,766)	-
Gain on disposal of Chalco Iron Ore		-	(5,413,244)	-
Gain on disposal of investments in a joint venture and an associate		-	(5,709)	-
Gain on previously held equity interest remeasured at acquisition-date fair value		-	(53,953)	-
Receipt from government subsidy		(56,893)	(134,806)	(154,726)
Interest income		(49,668)	(2,928)	(605,385)
Interest expense		4,913,559	6,119,696	6,707,481
(Loss)/gain on financial products	28(b)	(26,960)	18,749	71,023
Change in special reserve		1,433	37,488	65,450
Others		(41,989)	46,941	-

		1,862,797	6,514,385	2,844,689

Changes in working capital:
(Increase)/decrease in inventories		(1,472,097)	(605,814)	1,094,500
Decrease/(increase) in trade and notes receivables		3,015,903	(4,042,472)	844,030
(Increase)/decrease in other current assets		(921,413)	(2,541,644)	3,133,891
Decrease/(increase) in restricted cash		270,999	(297,223)	(615,432)
Increase in other non-current assets		(555,039)	(194,854)	(23,834)
(Decrease)/increase in trade and notes payables		(1,342,116)	5,762,657	3,346,701
Increase in other payables and accrued expenses		479,154	4,005,822	2,744,290
(Decrease)/increase in other non-current liabilities		(44,505)	3,543	712,929

Cash generated from operations (Note)		1,293,683	8,604,400	14,081,764
PRC enterprise income taxes paid		(171,331)	(353,062)	(308,715)

Net cash generated from operating activities		1,122,352	8,251,338	13,773,049

Note:	The cash inflows from the derecognised notes receivable which are discounted to banks are included in the cash flows generated from operating activities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

(a)	Significant related party transactions

	Note	2012	2013	2014

Sales of goods and services rendered:
Sales of materials and finished
goods to:	(i)
Chinalco and its subsidiaries	(x)	6,805,794	8,844,205	7,040,457
Associates of Chinalco		53,599	102,723	170,338
Joint ventures of Chinalco		-	-	142
Joint ventures		30,117	52,318	48,903
Associates		9,265	1,400,098	2,146,870

		6,898,775	10,399,344	9,406,710

Provision of utility services to:	(ii)
Chinalco and its subsidiaries	(x)	341,386	390,368	390,046
Associates of Chinalco		21,420	18,233	17,750
Joint ventures		1	11,628	113
Associates		-	10,014	1,977

		362,807	430,243	409,886

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	Significant related party transactions (Continued)

	Note	2012	2013	2014

Sales of goods and services rendered: (Continued)
Provision of products processing services to:
Chinalco and its subsidiaries	(vii)	7,431	1,357	3,169

Purchase of goods and services:

Purchases of engineering, construction and supervisory services from:	(iii)
Chinalco and its subsidiaries	(x)	2,321,386	1,842,045	987,706
Associates of Chinalco		11,365	140	-

		2,332,751	1,842,185	987,706

Purchases of key and auxiliary materials and finished goods from:	(iv)
Chinalco and its subsidiaries	(x)	3,839,222	3,799,542	3,009,894
Associates of Chinalco		17,745	254	386,609
Joint ventures		976,141	1,076,867	1,268,123
Associates (Note a)		2,618	380,255	762,003

		4,835,726	5,256,918	5,426,629

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries	(x)	306,589	243,865	312,626

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	Significant related party transactions (Continued)

	Note	2012	2013	2014

Purchase of goods and services: (Continued)
Provision of utilities services by:	(ii)
Chinalco and its subsidiaries	(x)	359,599	186,007	414,745
Associates of Chinalco		9,918	-	-
Joint ventures		-	27	-

		369,517	186,034	414,745

Provision of products processing services by Chinalco and its subsidiaries	(vii)	142,244	64,377	76,075

Rental expenses for buildings and land use rights charged by Chinalco and its subsidiaries	(vi)(x)	696,874	600,892	561,528

Other significant related party transactions:

Acquisition of assets from a subsidiary of Chinalco		145,915	-	-

Borrowing from a subsidiary of Chinalco	(viii)	2,350,000	1,000,000	1,429,000

Interest expense on a borrowing from a subsidiaries of Chinalco		54,541	40,922	38,772

Entrusted loan from a subsidiary of Chinalco		-	70,000	70,000

Entrusted loans and other borrowings to:
Joint ventures		258,900	726,235	764,000
An associate		200,000	26,106	-
Chinalco and its subsidiaries		126,604	393,000	-

		585,504	1,145,341	764,000

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	Significant related party transactions (Continued)

	Notes	2012	2013	2014

Other significant related party transactions:
(Continued)
Interest income on entrusted loans and other borrowings to:
Joint ventures		51,106	69,462	60,459
Chinalco and its subsidiaries		2,327	34,923	2,027
Associates		-	2,518	88

		53,433	106,903	62,574

Disposal of the Aluminum Fabrication Segment and transferred loan to Chinalco and its subsidiaries	34/(xii)	-	10,614,600	-

Disposal of investments in a joint venture and an associate to Chinalco	34	-	264,474	-

Disposal a subsidiary to a subsidiary of Chinalco	(ix)	-	12,953,368	-

Interest income from the unpaid disposal proceeds from:
Chinalco and its subsidiaries		-	250,124	542,811

Disposal assets under sale and leaseback contract to a subsidiary of Chinalco	8/(xiii)	-	-	300,000

Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	8/(xiii)	-	-	304,239

Provision of financial guarantees to:	(xi)
Joint ventures		124,900	381,800	345,760
An associate		-	-	23,710

		124,900	381,800	369,470

Financial guarantees provided by:
Subsidiaries of Chinalco	20(e)	42,470	20,000	138,000

Discounted notes receivables to a subsidiary of Chinalco		1,769,819	1,278,907	118,757

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	Significant related party transactions (Continued)

During the years ended December 31, 2012, 2013 and 2014, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at December 31, 2012, 2013 and 2014, the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government.

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

(4)	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at state-prescribed price.

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
For the years ended December 31, 2012, 2013 and 2014
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

(ix)

On October 18, 2013, the Company and Chalco Hong Kong, its wholly-owned subsidiary, entered into the share purchase agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"). Chalco Hong Kong agreed to transfer 65% equity interest in Chalco Iron Holdings Limited ("Chalco Iron Ore") ("Equity Interest of Chalco Iron Ore") and its bank loans of approximately USD438.75 million as principalfrom China Development Bank to Chinalco Overseas Holdings.

(x)	The related party transactions in respect of these items above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of Hong Kong Listing Rules.

(xi)	The Company provided guarantees to a joint venture, Xinyugou Coal for the bank loans of Xinyugou Coal.

(xii)

On June 6, 2013, the Company entered into an Alumina Assets Transfer Agreement with Guizhou Aluminum Plant (), a subsidiary of Chinalco, pursuant to which the Company transferred the alumina production line of Guizhou Branch of the Company (the "Alumina Production Line") to Guizhou Aluminum Plant (). Pursuant to the Alumina Assets Transfer Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognized in the PRC of the net assets of Alumina Production Line as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date to the disposal date. The above transaction was completed on June 27, 2013. After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Alumina Production Line, the consideration for the disposal of the Alumina Production Line was finalised at RMB4,300.1 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	Significant related party transactions (Continued)

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows: (Continued)

(xiii)

As set out in note 8, in 2014, Baotou Aluminum, a wholly-owned subsidiary of the Company, sold machinery to Chinalco Finance, a wholly-owned subsidiary of Chinalco, at consideration of RMB300 million and leased back the machinery under a sale and leaseback contract. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment, plus charges directly related to the lease, amounting to RMB304 million.

(xiv)	As set out in note 20(e), as at December 31, 2014, certain interest-bearing loans and borrowings were guaranteed by the Group's related parties.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	December 31,	December 31,
	2013	2014

Cash and cash equivalents deposited with
A subsidiary of Chinalco (Note)	3,481,778	4,889,705

Trade and notes receivables
Chinalco and its subsidiaries	1,129,159	886,532
Associates of Chinalco	2,514	1,922
Associates	3,565	229
Joint ventures	1,005	8,213

	1,136,243	896,896

Less: provision for impairment of receivables	(124,093)	(167,799)

	1,012,150	729,097

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows: (Continued)

	December 31,	December 31,
	2013	2014

Other current assets
Chinalco and its subsidiaries	9,745,762	4,841,266
Associates	116,138	90,977
Joint ventures	1,441,699	1,310,499

	11,303,599	6,242,742

Less: provision for impairment of other current assets	(36,208)	(54,516)

	11,267,391	6,188,226

Other non-current asset
Chinalco and its subsidiaries	12,288,413	8,195,904
An associate	-	111,846

	12,288,413	8,307,750

Borrowing
Subsidiaries of Chinalco	740,000	1,402,639

Trade and notes payables
Chinalco and its subsidiaries	285,343	429,809
Associates of Chinalco	538	4
Associates	136,760	15,520
Joint ventures	2,865	81,988

	425,506	527,321

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows: (Continued)

	December 31,	December 31,
	2013	2014

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,688,186	1,426,842
Associates of Chinalco	66,681	880
Joint ventures	6,597	472
Associates	192,247	91,207

	1,953,711	1,519,401

Note:

On August 26, 2011, the Company entered into an agreement with Chinalco Finance effective from August 26, 2011 to August 25, 2012. Pursuant to the agreement, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012, the Company renewed the financial services agreement with Chinalco Finance with a validation term of three years ending August 2015.

As at December 31, 2014, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB31,680 million (December 31, 2013: RMB35,232 million) and RMB73,651 million (December 31, 2013: RMB72,678 million).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Compensation of key management personnel

	2012	2013	2014

Fees	732	689	622
Basic salaries, housing fund, other allowances and benefits in kind	4,604	5,424	4,062
Discretionary bonus	-	-	-
Pension cost-defined contribution schemes	330	319	508

	5,666	6,432	5,192

For details of directors' and senior management's remuneration are included in Note 31 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2014 and 2013, except for the other capital commitments disclosed in note 41(c) of the financial statements, the Group had no significant commitments with other related parties.

37.	BUSINESS COMBINATION

(a)	Chalco Ningxia Energy Group Co., Ltd.

In the second half of 2012, the Company signed several purchase agreements with the equity holders of Ningxia Power Group Co., Ltd. () ("Ningxia Power") to acquire their interests in Ningxia Power through step acquisitions as follows:

*

In August 2012, the Company entered into an equity transfer agreement with China Zhongtou Trust Co., Ltd. () ("Zhongtou Trust") to acquire 11.88% equity interest in Ningxia Power at a total consideration of RMB674.9 million.

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
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION (CONTINUED)

(a)	Chalco Ningxia Energy Group Co., Ltd. (Continued)

Both of the transactions with CGIL and capital injection of RMB2 billion were completed in the form of cash payment on January 23, 2013, upon which the Company had 70.82% equity interest in Ningxia Power and obtained control over Ningxia Power accordingly. Ningxia Power has been renamed as Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy") on February 8, 2013.

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

As at the acquisition date, the fair value of equity interest in Ningxia Energy held by the Company immediately before the acquisition was calculated by using the income approach with key assumptions, such as estimate price, production volume, the production costs and other related expense, with an amount of approximately RMB2,601.5 million while the carrying amount was RMB2,547.6 million (Note10(b)). The gain recognized in other (losses) gains from continuing operations in the consolidated statement of comprehensive income for the year 2013 as a result of the remeasuring the equity interest in Ningxia Energy held by the Company before the business combination to fair value is approximately RMB53.9 million (Note 28(b)).

The excess of the fair value of identifiable net assets as at the acquisition date over the consideration transferred amounting to approximately RMB651.2 million, which was mainly arising from the fair value adjustments for certain mining rights according to the valuator's report, was recognized in other (losses) gains from continuing operations in the consolidated statement of comprehensive income for the year ended December 31, 2013.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION (CONTINUED)

(a)	Chalco Ningxia Energy Group Co., Ltd. (Continued)

The fair values of identifiable assets and liabilities of Ningxia Energy as at the acquisition date were as follows:

	Note	Fair value recognized on acquisition

Assets
Cash and cash equivalents *		3,752,563
Trade and notes receivables		1,261,631
Other current assets		1,685,592
Inventories		850,795
Property, plant and equipment	8	20,068,122
Intangible assets	7	6,194,720
Land use right	9(b)	613,738
Deferred tax assets	12	94,646
Investments in joint ventures	10(a)	217,172
Investments in associates	10(b)	963,605
Other non-current assets		63,463
Liabilities
Trade and notes payables		(1,627,953)
Other payables and accrued expenses		(2,299,453)
Interest bearing loans and borrowings		(18,613,782)
Income tax payable		(12,683)
Deferred tax liabilities**	12	(1,066,031)
Other non-current liabilities**		(1,788,047)

Total identifiable net assets at fair value		10,358,098
Non-controlling interests**		(3,757,666)

Net assets acquired		6,600,432

Gain on bargain purchase recognized in other gains from continuing operations in the consolidated statement of comprehensive income	28(b)	(651,185)

		5,949,247

Satisfied by cash		3,347,715
Previously held 35.54% equity interest remeasured at acquisition-date fair value		2,601,532

Total purchase consideration		5,949,247

*	The cash and cash equivalent balance includes the capital injection of RMB2 billion by the Company on January 23, 2013.

**

The management of the Company adjusted the fair value of other non-current liabilities, deferred tax liabilities, other non-current liabilities and non-controlling interests based on the newly obtained documents on mining rights payable from the government after the acquisition date.

As at the acquisition date, the fair value of intangible assets was RMB6,195 million. The fair value of mining rights was calculated using the discounted cash flow approach.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

The excess of the consideration over the fair value of identifiable net assets as at the acquisition date amounting to approximately RMB14.3 million was recognized as goodwill as at the date of acquisition and the amount of the non-controlling interests in PTNP at the date of acquisition was RMB44.2 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	BUSINESS COMBINATION (CONTINUED)

(b)	PT. Nusapati Prima ("PTNP") (Continued)

The fair values of the identifiable assets and liabilities of PTNP as at the acquisition date were as follows:

	Note	Fair value recognized on acquisition

Assets
Cash and cash equivalents		6,454
Other current assets		3,055
Inventories		13,217
Property, plant and equipment	8	9,786
Intangible assets	7	160,561
Other non-current assets		5,813
Liabilities
Trade and notes payables		(23,610)
Other payables and accrued expenses		(88)
Income tax payable		(119)
Deferred tax liabilities	12	(39,227)
Other non-current liabilities		(8,615)

Total identifiable net assets at fair value		127,227
Non-controlling interests		(44,221)

Net assets acquired		83,006
Goodwill recognized	7	14,254

Total purchase consideration		97,260

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
For the years ended December 31, 2012, 2013 and 2014
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

The Company disposed of its equity interest in Jiaozuo Wanfang on April 19, 2013 through the Deemed Disposal. The details of the net assets disposed of are as follows:

	Note	April 19, 2013

Net assets disposed of:
Cash and cash equivalents		190,786
Trade and notes receivables		176,675
Other current assets		235,936
Inventories		507,124
Property, plant and equipment	8	3,711,206
Land use right	9(b)	48,220
Intangible assets	7	35,174
Deferred tax assets	12	161,018
Investment in a joint venture	10(a)	4,500
Investment in associates	10(b)	1,469,145
Other non-current assets		62,806
Trade and notes payables		(374,149)
Other payables and accrued expenses		(802,635)
Interest bearing loans and borrowings		(2,871,917)
Deferred tax liabilities	12	(304)
Other non-current liabilities		(12,579)

Net assets		2,541,006
Non-controlling interests		(1,931,114)

Net assets disposed of		609,892

Gain on deemed disposal of Jiaozuo Wanfang		547,237

		1,157,129

Investments in associates	10(b)	1,157,129

Satisfied by:
Cash		-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES (CONTINUED)

(a)	Deemed disposal of Jiaozuo Wanfang (Continued)

On September 29, 2010, the Company disposed of 4.998% equity interest in Jiaozuo Wanfang with a consideration of RMB510 million. The difference between the disposal consideration and the proportionate amount of the net assets attributable to the Company of RMB257.5 million was recognized as capital reserve in the consolidated financial statements. The Company considers that it lost control over Jiaozuo Wanfang after its equity interest in Jiaozuo Wanfang was diluted in the current year and the disposal of the 4.998% equity interest in 2010. The management of the Company believed that the above transactions were accounted for as a single transaction after considering the terms, conditions and commercial effect of these transactions.

The Company recognized a total gain from loss of control of Jiaozuo Wanfang amounting to RMB805 million (Note 28(b)), representing the gain of RMB547 million from the above Deemed Disposal and the transfer of a gain of RMB257.5 million from capital reserve relating to the disposal of 4.998% equity interest in 2010. The fair value of the Company's retained equity interest in Jiaozuo Wanfang at the date of loss of control was calculated by using the share price of Jiaozuo Wanfang multiplied by the retained shares.

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
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES (CONTINUED)

(b)	Disposal of Alumina Production Line of Guizhou Branch of the Company

On June 6, 2013, the Company entered into an Alumina Assets Transfer Agreement with Guizhou Aluminum Plant (), a subsidiary of Chinalco, pursuant to which the Company transferred the alumina production line of Guizhou Branch of the Company (the "Alumina Production Line") to Guizhou Aluminum Plant (). Pursuant to the Alumina Assets Transfer Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognized in the PRC of the net asset of Alumina Production Line as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date. The above transaction was completed on June 27, 2013.

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Alumina Production Line, the consideration for the disposal of the Alumina Production Line was finalized at RMB4,300.1 million. The details of the net assets disposed of are as follows:

	Note	June 27, 2013

Net assets disposed of:
Inventories		560,925
Other current assets		11,276
Property, plant and equipment	8	3,993,895
Deferred tax assets	12	12,380
Trade and notes payables		(16,336)
Other payables and accrued expenses		(1,270)
Interest bearing loans and borrowings		(280,000)
Other non-current liabilities		(14,017)

Net assets disposed of		4,266,853
Gain on disposal of the Alumina Production Line	28(b)	33,247

		4,300,100

Satisfied by:
Cash received in 2013		885,794
Receivable from Chinalco as at December 31, 2013		3,414,306

Total consideration		4,300,100

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
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

On October 18, 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong Limited, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary Aluminium Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"), pursuant to which Chalco Hong Kong Limited agreed to transfer its 65% equity interests in Chalco Iron Ore to Chalco Overseas Holdings. As an investment vehicle, Chalco Iron Ore holds 47% equity interests in Simfer Jersey Limited which in turns holds indirectly 95% equity interests in the Simfer SA, which directly invests in and operates the Simandou Project in Guinea, West Africa(the "Simandou Project"). The Simandou Project involves the development of a premium open-pit iron mine located in Guinea in West Africa.

Pursuant to the Share Purchase Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognized in the PRC of the net asset of Chalco Iron Ore as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date. The above transaction was completed on December 26, 2013 (the "Disposal Date"). After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the Disposal Date regarding Chalco Iron Ore, the consideration for the disposal of the Chalco Iron Ore was finalized at USD2,118 million (equivalent of RMB12,953 million).

The Simandou Project is a large project in terms of the investment scale with a long construction period. As a party to the Simandou Project, taking into account of the current financial position of the Company, it brings a huge funding pressure to the Company. In order to reduce the capital expenditure, lower the gear ratio and cut down the interest expenses, the Company has to dispose of its equity interest in the Simandou Project. The Company believes that the above disposal will bring considerable cash flows for the Company and reduce the interest expenses.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	DISPOSAL OF SUBSIDIARIES AND BUSINESSES (CONTINUED)

(c)	Disposal of Chalco Iron Ore (Continued)

The details of the net assets disposed of are as follows:

	Note	December 26, 2013

Net assets disposed of:

Cash and cash equivalents		8,545
Other current assets		282
Investment in associate	10(b)	11,727,062
Property, plant and equipment	8	131
Other payables and accrued expenses		(19,296)

Net assets		11,716,724
Non-controlling-interest		(4,223,966)

Net assets disposed of (i)		7,492,758

Gain on disposal of the Chalco Iron Ore (ii)	28(b)	5,460,610
Currency translation difference		(47,366)

Total gain on disposal of the Chalco Iron Ore		5,413,244

Total consideration ((i)+(ii))		12,953,368

Satisfied by:
Cash		-
Receivable from Chinalco		12,953,368

Total consideration		12,953,368

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Chalco Iron Ore is as follows:

2013

Cash consideration	-

Less: cash and cash equivalents of Chalco Iron Ore disposed of	(8,545)

Net outflows of cash and cash equivalents in respect of the disposal of Chalco Iron Ore	(8,545)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	SENIOR PERPETUAL SECURITIES

On October 22, 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (the "Issuer") issued US$350,000,000 (equivalent to RMB2,140.1 million) senior perpetual securities at initial interest rate of 6.625% ("2013 Senior Perpetual Securities"). The proceeds from issuance of 2013 Senior Perpetual Securities after the issuance costs is RMB2,123 million, and will be on-lent to the Company and any of its subsidiaries for general corporate use. The 2013 Senior Perpetual Securities are guaranteed by some subsidiaries of the Group. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities are paid semi-annually in arrears from October 29, 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity and are callable at the Group's option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After October 29, 2018, the coupon rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 per cent., (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon interest payments are unpaid or deferred, the Group, subsidiary guarantors, and the issuer cannot declare or pay dividends or make distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On April 10, 2014, Chalco Hong Kong Investment Company Limited issued USD400 million senior perpetual securities at an initial distribution rate of 6.25% ("2014 Senior Perpetual Securities"). The proceeds from issuance of 2014 Senior Perpetual Securities after the issuance costs is USD398 million (equivalent to RMB2,462 million). The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. The 2014 Senior Perpetual Securities are guaranteed by some subsidiaries of the Group. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on April 29, and October 29 in arrears from April 17, 2014 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After April 17, 2017, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, subsidiary guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms of the 2013 Senior Perpetual Securities and the 2014 Senior Perpetual Securities, the Group has no contractual obligation to repay their principal or to pay any coupon distribution. The 2013 Senior Perpetual Securities and 2014 Senior Perpetual Securities do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

40.	CONTINGENT LIABILITIES

As at December 31, 2013 and 2014, the Group had no significant contingent liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

41.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	December 31,	December 31,
	2013	2014

Contracted but not provided for	4,877,004	12,624,047
Authorised but not contracted for	41,508,287	34,358,304

	46,385,291	46,982,351

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at December 31, 2014 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

	December 31,	December 31,
	2013	2014

Within one year	585,637	556,727
In the second to fifth years, inclusive	2,173,516	2,310,421
After five years	16,947,072	16,276,818

	19,706,225	19,143,966

(c)	Other capital commitments

As at December 31, 2014, commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	December 31,	December 31,
	2013	2014

Associates	330,000	1,102,250
Joint ventures	197,005	74,800

	527,005	1,177,050

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

42.	EVENTS AFTER THE REPORTING PERIOD

(a)

On January 5, 2015, the proposal regarding the proposed transfer of all of the equity interest in Jiaozuo Wanfang held by the Company (the "Proposal") was approved at the 14th meeting of the fifth session of the board of directors of the Company. Pursuant to the Proposal, the Company's board of directors approved the transfer plan of unlimited circulation stock amounting to 207,451,915 held in Jiaozuo Wanfang (represents 17.246% of all of the share of Jiaozuo Wanfang, the "Proposed Share Transfer"), which was established in accordance with the provisions of relevant laws and regulations that will need to be subsequently approved by the general meeting of stockholders and State-owned Assets Supervision and Administration Commission ("SASAC") before implementation.

On February 10, 2015, as approved by SASAC, the Company proposed to transfer no more than 120,000,000 shares of Jiaozuo Wanfang held by the Company (representing approximately 9.98% of total share capital of Jiaozuo Wanfang as at February 10, 2015) by means of public invitation of transferees.

On March 2, 2015, the Company and Geo-Jade Petroleum Corporation Geo-Jade Petroleum ("Geo-Jade Petroleum") entered into a share transfer agreement (the "Agreement") in respect of the Proposed Share Transfer, pursuant to which, the Company agreed to transfer and Geo-Jade Petroleum agreed to acquire 100,000,000 shares of Jiaozuo Wanfang held by the Company, representing 8.3136% of the total ordinary shares of Jiaozuo Wanfang as at March 2, 2015, at a consideration of RMB1,003 million (the "Total Consideration") to be satisfied in two instalments by cash. Among which, 30% of the Total Consideration will be paid as the deposit within five working days from the date of signing the Agreement. Upon the approval on the Proposed Share Transfer by the SASAC, the aforesaid deposit will be regarded as the initial instalment, while the remaining part of the Total Consideration will be settled by Geo-Jade Petroleum. On March 25, 2015, the Company received the share transfer approval from the SASAC.

(b)	According to the resolution of the Board of Directors dated March 25, 2015, the directors did not propose any final dividend for the year ended December 31, 2014.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

42.	EVENTS AFTER THE REPORTING PRERIOD (CONTINUED)

(c)

On January 8, 2015, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of October 2015 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.10%.

On January 22, 2015, the Company completed a private issuance of medium-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of January 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.20%.

On January 26, 2015, the Company completed a private issuance of medium-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of January 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 6.00%.

On March 20, 2015, the Company completed a private issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit with a maturity date of December 2015 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.08%.

On March 30, 2015, the Company completed a private issuance of medium-term notes with a total face value of RMB2 billion at par value of RMB100.00 per unit with a maturity date of March 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these notes is 5.80%.

(d)

On August 24, 2012, the proposal that not more than 1,450 million A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors was approved at the 29th meeting of the 4th session of the Board of the Company. On October 12, 2012, the Company received the approval of the proposal from the SASAC. The proposal and its related matters were considered and approved at the 2nd Extraordinary General Meeting for 2012 on October 12, 2012, 2nd Class Meeting for Holders of A Shares for 2012 and 2nd Class Meeting for Holders of H Shares for 2012. On December 7, 2012, the Listing Committee of the China Securities Regulatory Commission ("CSRC ") reviewed and unconditionally approved the application for the non-public issuance of A Shares of the Company. The Company received a reply from CSRC on the approval of our non-public offering of new shares no more than 1,450 million on March 14, 2013, being effective for 6 months upon the approval date. In July 2013, due to reasons of the sponsoring institution, the approval on the issuance of additional A Shares of the Company was temporarily retrieved by the CSRC and relevant solutions were subject to the CSRC's consideration and approval. On January 4, 2015, the Company has formally submitted the consultation regarding resuming CSRC's approval about non-public offering of A shares of the Company. Currently, CSRC is undergoing the related approval procedures. As the date of the report, the aforementioned proposed offering of shares has not been issued.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2012, 2013 and 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

43.	COMPARATIVE AMOUNTS

As further explained in Notes 2.1 and 6, due to the disposal of the discontinued operation, the comparative amounts of the consolidated statement of comprehensive income and related notes have been revised as if the operation discontinued during 2013 had been discontinued at the beginning of the first period presented. Certain comparative amounts in the footnotes have been reclassified to conform to the current year's presentation and accounting treatment.

44.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on April 15, 2015.

