Form 20-F
period 2015-12-31
ALUMINUM CORP OF CHINA LTD
filed 2016-04-15
CIK 1161611

As filed with Securities and Exchange Commission on April 15, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 20-F

_______________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Yu Dehui
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015:

Domestic Shares, par value RMB1.00 per share	10,959,832,268

H Shares, par value RMB1.00 per share	3,943,965,968

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

Yes [ ] No [X]

FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information, may be deemed to constitute forward- looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

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

"Chalco Shandong" refers to Chalco Shandong Co., Ltd., 100% of the equity interest of which is owned by us;

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

"Chalco Xing County Alumina Project" refers to the Bayer process production system and ancillary facilities at Xing County, Lvliang City of Shanxi Province with production capacity of 800,000 tonnes of metallurgical grade alumina per year;

"Chalco Zhongzhou" refers to Chalco Zhongzhou Aluminum Co., Ltd., 100% of the equity interest of which is owned by us;

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

"Guizhou Huajin" refers to Guizhou Huajin Aluminum Co., Ltd., 60% of the equity interest of which is owned by us;

"Guizhou Yuneng" refers to Guizhou Yuneng Mining Co., Ltd., 25% of the equity interest of which is owned by us;

"H Shares" refers to overseas listed foreign shares with a par value RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

"Henan Aluminum" refers to Chalco Henan Aluminum Company Limited, our subsidiary until June 2013 when we disposed of 90.03% of its equity interest to Chinalco;

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

"Jiaozuo Wanfang" refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd., 2.46% of the equity interest of which was owned by us as of December 31, 2015;

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

"MIIT" refers to Ministry of Industry and Information Technology of the PRC;

"Nanchu Price" refers to the independent reference price for aluminum published on ENanchu (http://www.enanchu.com/), an nonferrous metal related portal site in PRC;

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

"Shandong Aluminum" refers to Shandong Aluminum Industry Co., Limited, a wholly-owned subsidiary of Chinalco;

"Shandong Huayu" refers to Shandong Huayu Alloy Material Co., Ltd, 55% of the equity interest of which is owned by us;

"Shanxi Jiexiu" refers to Shanxi Jiexiu Xinyugou Coal Industry Co., Ltd., 34% of the equity interest of which is owned by us;

"Shanxi Huasheng" refers to Shanxi Huasheng Aluminum Company Limited, 51% of the equity interest of which is owned by us;

"Shanxi Huaxing" refers to Shanxi Huaxing Aluminum Co., Ltd., formerly a wholly-owned subsidiary of our Group. We disposed 50% of equity interest in Shanxi Huaxing in 2015, and as a result Shanxi Huaxing has become our joint venture in accordance with relevant accounting standards;

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

"Xinan Aluminum" refers to Xinan Aluminum (Group) Company Limited;

"Zhangze Electric Power" refers to Shanxi Zhangze Electric Power Co., Ltd.;

"Zhengzhou Institute" refers to Chalco Zhengzhou Research Institute of Non-ferrous Metal, our wholly-owned subsidiary mainly providing research and development services;

"Zunyi Alumina" refers to Chalco Zunyi Alumina Co., Ltd., 73.28% of the equity interest of which is owned by us; and

"Zunyi Aluminum" refers to Zunyi Aluminum Co., Ltd., 62.1% of the equity interest of which is owned by us.

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.4778 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical exchange rates between the Renminbi and the U.S. dollar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

Historical Financial Information

Our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. We disposed of substantially all of our aluminum fabrication operations to Chinalco in June 2013. As a result, the operating results of our aluminum fabrication segment were presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013. We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included in this annual report. Ernst & Young, our independent registered public accounting firm, has issued an unqualified auditor's report on our consolidated statements of financial position as of December 31, 2014, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2013 and 2014. Ernst & Young Hua Ming LLP, which has been appointed as our independent registered public accounting firm for the year 2015, has issued an unqualified auditor's report on our consolidated statements of financial position as of December 31, 2015, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the year ended December 31, 2015. Details of the change in our certifying accountant is disclosed in ITEM 16F.

The following tables present selected comprehensive income data and cash flows data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and selected statements of financial position data as of December 31, 2011, 2012, 2013, 2014 and 2015 that were prepared under IFRSs. As the operating results of the aluminum fabrication segment have been presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013, the comparative figures for our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012 are revised to reflect the reclassification between continuing operations and discontinued operation accordingly. The selected financial information for the years ended and as of December 2013, 2014 and 2015 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this annual report. As the business combination under common control incurred in the year ended December 31, 2015, the comparative figures for our consolidated statements of comprehensive income for the years ended December 31, 2011, 2012, 2013 and 2014 are revised to reflect the business combination under common control.

	Year Ended December 31,

	2011	2012	2013	2014	2015	2015

	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME DATA
Continuing Operations
Revenue	138,474,717	143,692,381	169,693,800	141,999,830	123,445,872	19,056,759
Cost of sales	(131,066,801)	(143,646,145)	(166,895,282)	(141,328,954)	(120,927,088)	(18,667,926)

Gross profit	7,407,916	46,236	2,798,518	670,876	2,518,784	388,833
Selling and distribution expenses	(1,500,213)	(1,846,424)	(1,873,180)	(1,763,031)	(1,775,254)	(274,052)
General and administrative expenses	(2,559,710)	(2,756,539)	(2,953,232)	(4,838,387)	(2,334,071)	(360,318)
Research and development expenses	(206,430)	(184,683)	(193,620)	(293,766)	(168,869)	(26,069)
Impairment loss on property, plant and equipment	(279,756)	(19,903)	(501,159)	(5,679,521)	(10,011)	(1,545)
Government grants	159,774	734,852	805,882	823,986	1,768,926	273,075
Other gains/(losses), net	502,462	(16,989)	7,399,252	356,935	5,023,600	775,510
Operating profit/(loss) from continuing operations	3,524,043	(4,043,450)	5,482,461	(10,722,908)	5,023,105	775,434
Finance costs, net	(2,935,642)	(4,076,475)	(5,247,905)	(5,682,990)	(5,137,581)	(793,106)

Operating profit/(loss) from continuing operations
less finance costs	588,401	(8,119,925)	234,556	(16,405,898)	(114,476)	(17,672)
Share of profits of joint ventures	122,262	37,040	148,749	89,510	23,238	3,587
Share of profits of associates	400,706	256,081	511,869	350,575	284,531	43,924

Profit/(loss) before income tax
from continuing operations	1,111,369	(7,826,804)	895,174	(15,965,813)	193,293	29,839
Income tax (expense)/benefit
from continuing operations	(121,175)	371,092	(339,551)	(1,074,910)	230,420	35,571

Profit/(loss) for the year from continuing operations	990,194	(7,455,712)	555,623	(17,040,723)	423,713	65,410
Profit/(loss) per share from continuing operations	0.04	(0.52)	0.05	(1.20)	0.01	0.00
Discontinued operation (Loss) /profit for the year from discontinued operation	(299,048)	(1,187,299)	207,144	-	-	-

Profit/(loss) for the year	691,146	(8,643,011)	762,767	(17,040,723)	423,713	65,410

Profit/(loss) Attributable to:
Owners of the parent	238,616	(8,233,182)	987,179	(16,208,170)	206,319	31,850
Non-controlling interests	452,530	(409,829)	(224,412)	(832,553)	217,394	33,560

Dividends	-	-	-	-	-	-

Basic and diluted earnings/(loss) per share	0.02	(0.61)	0.07	(1.20)	0.01	0.00
Earnings/(loss) per ADS	0.44	(15.22)	1.82	(29.96)	0.35	0.06
Dividends (expressed in RMB and US$ per share and per ADS)
Final dividends per share	0.0114	-	-	-	-	-
Final dividends per ADS	0.2850	-	-	-	-	-
Proposed dividends per share	-	-	-	-	-	-
Proposed dividends per ADS	-	-	-	-	-	-

	Year Ended December 31,

	2011	2012	2013	2014	2015	2015

	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Total current assets	50,162,135	49,217,613	63,174,496	63,596,271	64,169,178	9,906,014

Total non-current assets	107,291,135	126,115,770	136,544,756	129,247,336	125,100,073	19,312,123

Total assets	157,453,270	175,333,383	199,719,252	192,843,607	189,269,251	29,218,137

Total current liabilities	62,675,723	84,165,552	96,933,485	104,422,198	80,937,331	12,494,570

Total non-current liabilities	36,619,073	37,392,321	49,067,354	48,767,563	58,034,484	8,958,981

Total liabilities	99,294,796	121,557,873	146,000,839	153,189,761	138,971,815	21,453,551

Net assets	58,158,474	53,775,510	53,718,413	39,653,846	50,297,436	7,764,586

Long-term interest bearing loans and borrowings (excluding current portion)	35,968,526	36,635,652	46,294,828	44,769,211	53,725,670	8,293,814

Capital stock	13,524,488	13,524,488	13,524,488	13,524,488	14,903,798	2,300,750

	Year Ended December 31,

	2011	2012	2013	2014	2015	2015

	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

OTHER FINANCIAL DATA
Net cash flows generated from operating activities	2,489,756	1,122,352	8,281,407	13,818,759	7,231,450	1,116,344
Net cash flows (used in)/generated from investing activities	(9,714,547)	(23,153,090)	(7,686,069)	(4,921,338)	2,952,550	455,794
Net cash flows generated from/(used in) financing activities	8,842,453	20,428,953	1,728,340	(4,016,451)	(5,814,230)	(897,562)

Net increase/(decrease) in cash and cash equivalents	1,617,662	(1,601,785)	2,323,678	4,880,970	4,369,770	674,576

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Chinese Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve H.10 Statistical Release. On April 8, 2016, the exchange rate for Renminbi was US$1.00 = RMB6.4628.

Period	Period End	Average (1)	High	Low
	(RMB per US$1.00)

2011	6.2939	6.4475	6.6364	6.2939
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
September	6.3556	6.3676	6.3836	6.3630
October	6.3180	6.3488	6.3591	6.3180
November	6.3883	6.3636	6.3945	6.3180
December	6.4778	6.4477	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5785	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 8, 2016)	6.4628	6.4720	6.4780	6.4599

(1)

Annual average are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

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

We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. In 2013, demand for alumina and primary aluminum fluctuated. The Australian FOB spot price of alumina reached a high of US$351.5 and a low of US$312.5 per tonne and the international spot price of primary aluminum on the LME reached a high of US$2,123.0 per tonne and a low of US$1,694.5 per tonne in 2013. In 2014, the Australian FOB spot price of alumina and the international cash price of primary aluminum on the LME reached a high of US$357 per tonne and a low of US$307 per tonne and a high of US$2,089 per tonne and a low of US$1,634 per tonne, respectively. As a result of general slowdown of the global economy and overcapacity of global aluminum industry, the market prices for aluminum products were facing downward pressure in 2015. The Australian FOB spot price of alumina and the international cash price of primary aluminum on the LME reached a high of US$354.5 per tonne and a low of US$200 per tonne and a high of US$1,959.1 per tonne and a low of US$1,423.5 per tonne, respectively in 2015. Our average external selling prices of self-produced alumina and primary aluminum were RMB2,377 per tonne and RMB12,075 per tonne respectively in 2015, which decreased by approximately 3.8% and 10.9%, respectively, from 2014 to 2015. Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in alumina or primary aluminum prices. There is no assurance that there will be no further falls in prices of our key products, including alumina and primary aluminum, which may materially and adversely affect our business, financial condition and results of operations.

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

Our plans to upgrade and expand our production capacity will require substantial capital expenditures. See "Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion." We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. As a result, we expect to incur total capital expenditures of approximately RMB9 billion in 2016. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

We incurred losses in the past and may not achieve sustained profitability in the future.

Although we were profitable in 2013 and 2015, we incurred a net loss of approximately RMB17.0 billion in 2014. We may incur losses in the future and we cannot assure you that we will sustain profitability in the future.

In addition, we expect that we will continue relying on, in addition to our cash flows generated from operating activities, bank and other loans as well as proceeds from bond offerings, to fund our business operations and expansions. Our borrowing costs and access to the debt capital markets, and thus our liquidity, depend significantly on our public credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place us on "credit watch", which would have negative implications. A history of net losses may result in a deterioration of our credit ratings, which could increase our borrowing costs and limit our access to the capital markets, which in turn, could reduce our earnings and adversely affect our liquidity.

Our historical results may not be indicative of our future prospects.

We acquired an aggregate of 70.82% of the equity interest in Ningxia Energy on January 23, 2013. Ningxia Energy is an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. After the acquisition of Ningxia Energy, we have established an energy segment in January 2013 to include (i) operations of Ningxia Energy and (ii) our other energy related operations that were formerly included in our corporate and other operating segment. In November 2015, we acquired relevant assets and liabilities of High-Purity Aluminum and Light Metal of Baotou Aluminum Group. Baotou Aluminum Group is a subsidiary of Chinalco. In addition, in line with our development strategy to focus on the development of our core business of alumina and primary aluminum operations, where we have established leading market positions, and to reduce future capital expenditures on iron ore development, improve asset-to-debt ratio and generate expected cash flows, we disposed of 65% of the equity interest in Chalco Iron Ore to a wholly-owned subsidiary of Chinalco on December 26, 2013 pursuant to the approval of shareholders at the 2013 second extraordinary general meeting held on November 29, 2013. In December 2015, we entered into Equity Transfer Agreement with Shenzhen CR Yuanda, a state-owned entity, to transfer 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary of our Company, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. For details of the disposal of Chalco Iron Ore and Shanxi Huaxing, please see "Item 4. Information on the Company - A. History and Development of the Company - Overseas Development."

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

In addition, the business of our joint ventures which operate coal mines were facing increasing risks in recent years. Due to the pressure of environmental protection, imbalances between supply and demand of coal market and durable high inventory, the coal price continued to decrease in 2015. If the coal price continues to decrease, the operation results of our joint ventures which operates coal mines may be adversely affected.

Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins.

During the past few years, we expanded the production capacity by completing the construction, upgrading or remoulding of some of our alumina and primary aluminum production facilities. We expect our production capacity expansion in recent years to increase our costs of sales, in particular, depreciation and amortization costs. If we are able to maintain satisfactory facility utilization rates and increase our production output, our production capacity expansion will enable us to reduce our unit costs through economies of scale, as fixed costs will be spread over a higher volume of output units. Conversely, underutilization of our existing and newly acquired or constructed production facilities may increase our marginal production costs and prevent us from realizing the intended economic benefits of our expansion. In addition, considering the sustained weak primary aluminum pricing environment and deterioration in primary aluminum prices which could not be offset through decreases in our costs, we implemented flexible production arrangements for certain alumina and primary aluminum production facilities since 2013. In addition, we abandoned certain primary aluminum and alumina production facilities with an aggregate annual designed production capacity of 157,500 and 30,000 tonnes, respectively, in 2014. We also increased our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases has reduced our utilization of certain production facilities, but has not resulted in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment. Given our high proportion of fixed costs, failure to maintain historical utilization rates may adversely affect our gross and operating margins.

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

If business conditions deteriorate, long lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. We recorded impairment loss on property, plant and equipment during the three years ended December 31, 2013, 2014 and 2015. In 2014, we recorded a impairment loss for land use rights of RMB141 million for our Chongqing branch, impairment loss of property, plant and equipment of RMB5,680 million, impairment loss of mining rights of RMB35 million and impairment loss of computer software and other intangible assets of RMB73 million. In 2015, we recorded impairment loss of property, plant and equipment of RMB10 million. We cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but are not limited to, a sustained decline in our stock price, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base or a material adverse change in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

Cost of electricity is the principal production cost in our primary aluminum operations. Although our average electricity cost per kilowatt-hour, or kWh, of our primary aluminum smelters decreased by approximately 18.8% from 2014 to 2015, there is no assurance that demand for and prices of electricity will not increase in the future. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.

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

We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. In addition, although our average purchase price per unit tonne of thermal coal used in our alumina production decreased from 2014 to 2015, there is no assurance that the price of coal will not increase in the future. If we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

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

In addition, we have invested in coal mining operations. We are affected by the growth of the PRC thermal power industry, which relies on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources, climate change and global environmental factors. In particular, pursuant to the draft of China's 13th Five-Year Plan for Environmental Protection, the PRC government plans to continue to encourage the development of alternative energy sources, such as wind power, solar power, biomass and geothermal energy, from 2016 to 2020. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced, which could have a material and adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition.

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

We are currently undertaking a couple of overseas projects, including the bauxite mining projects in Laos and Indonesia. As we are new to these overseas markets, we cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment.

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

Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from our own mines and external suppliers. See "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply." The extent to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. The supply of bauxite could be affected by various factors, including geographic conditions of bauxite mines, government policies, market prices and competition, many of which are beyond our control. We rely on overseas suppliers to obtain a portion of bauxite we use for production. Indonesia used to be a major source of our imported bauxite. As a result of the ban imposed by the Government of Indonesia on the exportation of unprocessed bauxite and nickel, since January 2014, we were not able to export the bauxite produced by our bauxite mines in Indonesia for the use of our alumina refineries in China, and our operation of bauxite mining in Indonesia has been suspended since September 2014. If we exhaust our stockpiles or our procurement of bauxite from Australia are interrupted for any reasons, and cannot find an alternative source of imported bauxite at competitive prices, our financial condition, results of operations and profitability could be adversely affected.

In addition, our results of operations can be affected by increases in the cost of other raw materials and other key inputs such as energy. If we cannot obtain a steady supply of key raw materials at competitive prices, our financial condition and results of operations could be materially and adversely affected.

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

We are subject to a high degree of financial leverage. We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2015, we had approximately RMB54.4 billion in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB53.7 billion in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). Please see Note 20 to our audited consolidated financial statements for more detailed information about our borrowings. Primarily as a result of this, we had net current liabilities of RMB16.8 billion as of December 31, 2015. This level of debt could have significant consequences on our operations, including:

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

We completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities and US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities (together, the "Securities") in October 2013 and April 2014, respectively, through Chalco Hong Kong Investment Company Limited (the "Issuer") with guarantees to the repayment obligations of the Securities provided by seven of our subsidiaries including Chalco Hong Kong Limited (the "Subsidiary Guarantors"). The indentures governing the Securities contain a number of significant financial and other covenants. Such covenants restrict, subject to certain exceptions, among other things, our and our subsidiaries' ability to create, or have outstanding, any security interest upon our or our subsidiaries' present or future undertaking, assets or revenues to secure any indebtedness which is in the form of bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market ("Relevant Indebtedness") which is issued outside the PRC, our ability to create or have any Relevant Indebtedness which is issued outside the PRC, our ability to create or have outstanding any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and the Issuer's, Subsidiary Guarantors' and their respective subsidiaries' ability to create, or have outstanding, any security interest upon their present or future undertaking, assets or revenues to secure any Relevant Indebtedness or any guarantee or indemnity in respect of any Relevant Indebtedness or to sell or otherwise dispose of capital stock held or controlled by it in any direct or indirect subsidiary of Chalco Hong Kong Limited which is not a Subsidiary Guarantor. In addition to the Securities, our Company issued RMB2,000 million in aggregate principal amount of 5.50% perpetual medium-term notes (the "2015 Perpetual Medium-term Notes") in China. Pursuant to the terms of the 2015 Perpetual Medium-term Notes, while any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company.

As a result of the covenants, our ability to pay dividends or other distributions on our ordinary shares and the ADSs may be limited. These covenants also restrict our ability to raise additional fund in the future through issuing Relevant Indebtedness which is issued outside the PRC or creating or having any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and may restrict our ability to engage in some transactions that we expect to be of benefit to us.

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

As of December 31, 2015, our largest shareholder, Chinalco, directly owned 32.81% of our issued share capital and indirectly owned an additional 2.00% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

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

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments in accordance with China's Energy-Saving and Emission Reduction Goals. On July 18, 2013, the Ministry of Industry and Information Technology of the PRC ("MIIT") issued the Standard Conditions for Aluminum Industry, which sets forth various standards for existing and new projects, including standards for environment protection, energy consumption, and utilization of resources. In order to meet these standards, we may be required to update our equipment and improve our technology, which could delay our production or result in additional costs and expenses. The occurrence of any of the foregoing could have an adverse effect on our business, results of operations and financial condition.

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

We had not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants and daily operations management. As of December 31, 2015, the book value of our properties with defective titles is RMB5,105.2 million, which represented approximately 3.0% of our net asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2015, the book value of these land parcels is RMB384.1 million, represented approximately 0.2 % of our net asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.

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

*

The PRC government exercises control over China's economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

*

In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between U.S. dollar and Renminbi has fluctuated and become increasingly unpredictable following the global financial crisis with increasing pressure on the Renminbi to appreciate. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People's Bank of China further allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. In recent months the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Any appreciation or depreciation of the Renminbi will affect the value of our US dollar-denominated borrowings and overseas investments, the prices of our export sales denominated in foreign currencies and the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

*

The PRC legal system is developing. Laws are enacted and amended and new regulations are issued relatively constantly. In addition, the PRC legal system is very different from common law system and precedents have limited effects in the PRC legal system. As such, it may involve uncertainties to enforce or obtain a remedy under any of our present or future agreements which could result in a significant loss of business, business opportunities or capital.

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

If our independent registered public accounting firms were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include six subsidiaries mainly engaged in bauxite mining; one integrated alumina and primary aluminum production plant; nine stand-alone alumina refineries, including our Zhengzhou Institute; 11 stand-alone primary aluminum smelters; one carbon production plant and one integrated power generation company with coal mining operations. All of our principal alumina and primary aluminum production facilities are operated in accordance with ISO14001 standards.

Disposal of Aluminum Fabrication Business

In line with our development strategy to focus on the upstream sectors of the aluminum industry chain and the production of high value added products, we disposed of substantially all of our aluminum fabrication operations to Chinalco pursuant to the approval of shareholders at the 2012 annual general meeting on June 27, 2013.

On May 13, 2013, we submitted the tender notice to CBEX to dispose of the equity interest we held in eight aluminum fabrication enterprises, including Henan Aluminum, Chalco Southwest Aluminum, Chalco Southwest Aluminum Cold Rolling, Huaxi Aluminum, Qingdao Light Metal, Chalco Ruimin, Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. and Guizhou Chalco Aluminum Co., Ltd. (collectively, "Aluminum Fabrication Interests") through open tender. Chinalco participated in and won the bid for the Aluminum Fabrication Interests on June 7, 2013. We entered into an agreement (the "Aluminum Fabrication Interests Transfer Agreement") with Chinalco on June 9, 2013 for the disposal of Aluminum Fabrication Interests for a consideration of RMB3,242.2 million. Such consideration was the initial bidding price, which was determined with reference to the appraised value of the Aluminum Fabrication Interests. Pursuant to the Aluminum Fabrication Interests Transfer Agreement, Chinalco agreed to pay the consideration in cash in two installments, namely, 30% of the consideration to be paid within five business days after the effective date of the agreement and 70% of the consideration to be paid by June 30, 2014. Chinalco must pay interest for the second installment for the period starting from the date immediately after the effective date until the payment date at the one-year lending rate set by the PBOC. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Chinalco had paid the consideration in full.

As a condition of the disposal of the Aluminum Fabrication Interests, on June 9, 2013, we entered into an agreement with Chinalco to transfer the outstanding entrusted loans we provided to Henan Aluminum and Qingdao Light Metal as of December 31, 2012 to Chinalco for a consideration of RMB1,756.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised total value of the loans. Pursuant to the agreement, Chinalco agreed to pay the consideration in cash in five equal instalments of RMB351.2 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The transfer was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the transfer on June 27, 2013. As of the date of this annual report, Chinalco had paid the first three installments had been paid in accordance with the agreement.

In addition, we entered into an agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013 to dispose of all the assets of Northwest Aluminum for RMB1,659.6 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum. Pursuant to the agreement, Northwest Aluminum Fabrication Plant agreed to pay the consideration in cash in five equal instalments of RMB331.9 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Northwest Aluminum Fabrication Plant had paid the first three installments in accordance with the agreement.

Disposal of Assets of Alumina Production Line of Guizhou Branch

On June 6, 2013, we entered into an agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco, to dispose of the assets of alumina production line of our Guizhou branch for a consideration of RMB4,429.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of such alumina assets of our Guizhou branch. Pursuant to the agreement, Guizhou Aluminum Plant agreed to pay the consideration in cash in five equal instalments of RMB885.8 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, the first three installments had been paid in accordance with the agreement.

We decided to dispose of the assets of alumina production line of Guizhou branch because the district in which they were located had been changed from an industrial district to a commercial district based on the local urban plan, which will significantly increase Guizhou branch's environmental compliance costs. We built a new alumina refinery in an area relatively close to major bauxite and coal mines in Guizhou Province, which commenced production with an annual capacity of 1.6 million tons of alumina in 2015.

Disposal of Equity Interest in Shanxi Huaxing

The proceeds from the private placement of A shares was proposed to invest in Chalco Xing County Alumina Project, the Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project, and the replenishment of our working capital. The Chalco Xing County Alumina Project, which was carried out by Shanxi Huaxing, commenced construction in May 2011 and undertook full operation in 2014. After the completion of private placement of A shares in June 2015, the Board resolved to replace the funds which has been invested by us in advance with the proceeds raised from the private placement of A shares. In light of our strategic blueprint for the development of Shanxi aluminum recycle industrial park, we planned to introduce strategic investors for joint investment and cooperation to develop new model of integrated coal, electricity and aluminum operations. In December 2015, the Group entered into an equity transfer agreement with Shenzhen CR Yuanda Asset Management Co., Ltd, a state-owned entity, to transfer 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. The price was determined based on the appraisal value provided by an independent qualified appraisal company. According to the Equity Transfer Agreement, 30% of the consideration amounting to RMB705 million has been received by us in December 2015, whereas the remaining amount of RMB1,646 million would be paid within one year from the effective date of the Equity Transfer Agreement and the balance is interest bearing charged at prevailing lending interest rate.

Transfer of Shares of Jiaozuo Wanfang

On January 22, 2015 and January 23, 2015, we decreased our shareholding in Jiaozuo Wanfang by 4,758,858 shares through the securities exchange system of the Shenzhen Stock Exchange. In March 2015, we transferred 100,000,000 shares of Jiaozuo Wanfang to Geo-Jade Petroleum Corporation by way of agreement after the public solicitation for potential transferees. On June 25, 2015, we further transferred 42,550,900 shares of Jiaozuo Wanfang by way of block trading through the securities exchange system of the Shenzhen Stock Exchange. On December 18, 21 and 22, 2015, we reduced our shareholding in Jiaozuo Wanfang by 16,695,100 shares through centralized bidding trading system of the Shenzhen Stock Exchange. From December 23 to 25, 2015, we reduced our shareholding in Jiaozuo Wanfang by 13,865,000 shares through centralized bidding trading system of the Shenzhen Stock Exchange and block trading. As a result, we held 29,582,057 shares of Jiaozuo Wanfang as of December 31, 2015, representing 2.46% of total share capital of Jiaozuo Wanfang.

Disposal of Certain Assets of Guizhou Branch

Guizhou Branch entered into a land reserve acquisition cooperation agreement with the People's Government of the Baiyun District of Guiyang, Guiyang Land Reserve Center, and Guizhou Aluminum Plant on November 13, 2015. As the land of Guizhou Aluminum Plant occupied by the electrolytic aluminum plant of Guizhou Branch shall be transferred to the respective land resources and reserve authorities, Guizhou Branch agreed to sell the relevant assets, including buildings and structures located on the land occupied by the electrolytic aluminum plant of Guizhou Branch to the Guiyang Land Reserve Center for a total consideration of RMB1.95 billion. The consideration was determined based on the asset appraisal conducted by an independent asset appraisal firm.

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

We believe that such disposal will enable us to focus on the development of our core business of alumina and primary aluminum operations, where we have established leading market positions, and to reduce future capital expenditures on iron ore development and to improve asset-to-debt ratio and generate expected cash flows. Pursuant to the agreement, in the event that we obtain the consent from CDB on the transfer of the bank loans, Chinalco agreed to pay the consideration for the Equity Interest in five installments, namely, US$438.8 million (which will be net off by the Loan Consideration), US$387.9 million, US$413.3 million, US$413.3 million and US$413.3 million, with the relevant interests at the London Interbank Offered Rate plus 0.9%, with the last installment to be paid by December 31, 2017. In the event that we could not obtain the consent from CDB on the transfer of the bank loan, Chinalco agreed to pay the consideration for the Equity Interest in five equal instalments of US$413.3 million, with the relevant interests at the London Interbank Offered Rate plus 0.9%, with the last installment to be paid by December 31, 2017. The transactions were approved at the 2013 second extraordinary general meeting held on November 29, 2013. We obtained the consent from Rio Tinto relating to such disposal on December 19, 2013. We completed the transactions on December 26, 2013. As of the date of this annual report, the bank loans have been transferred to net off the first installment and Chinalco had paid the second and third installments.

Private Placement of A Shares

On March 8, 2012, our Board resolved to issue up to 1.25 billion A Shares in the PRC. The A Share issue plans previously proposed by our Board on June 30, 2009 and January 30, 2011 and approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009 and on April 14, 2011, respectively, ceased. Pursuant to the new issue plan approved by our Board on March 8, 2012, we planned to issue up to 1.25 billion A Shares, with a nominal value of RMB1.00 each, by way of private placement for expected proceeds of not exceeding RMB8 billion. We intended to issue the A Shares to no more than ten specific target subscribers within six months from obtaining the approval of the CSRC. The issue price of A Shares to be offered shall be not less than 90% of the average trading price of our A Shares in twenty trading days immediately preceding the pricing determination date. We intended to apply proceeds from this private placement to finance Chalco Xing County Alumina Project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement working capital. The issue plan was approved by the SASAC on April 5, 2012 and by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on May 4, 2012. On August 24, 2012, our Board resolved to adjust the issue plan by proposing, among others, to increase the number of A Shares to be issued to up to 1.45 billion A Shares. The adjusted issue plan was approved by the SASAC and our shareholders at an extraordinary general meeting, A Share class meeting and the H Share class meeting on October 12, 2012 and by the CSRC on December 7, 2012. On March 14, 2013, we obtained the approval from the CSRC on our proposed private placement of A Shares under such adjusted issue plan, with effective period of six months after the approval date. However, the CSRC temporarily retrieved its approval in July 2013 due to its on-going investigation on the sponsor of our proposed private placement of A Shares. The period of authorization to the Board relating to the adjusted issue plan was extended by our shareholders at the 2013 annual general meeting, A Share class meeting held on June 27, 2014 and H Share class meeting held on June 27, 2014, with an effective period of 12 months after the approval date. On January 4, 2015, we submitted the "Report regarding the resumption of the approval of non-public offering of shares of Aluminum Corporation of China Limited" to CSRC. On April 24, 2015, we received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited issued by CSRC, pursuant to which we were approved to issue no more than 1,450,000,000 new shares. We completed the non-public issuance of A shares on June 15, 2015 and issued an additional 1,379,310,344 A Shares pursuant to the specific mandate as approved at the annual general meeting of the Company on June 27, 2014. Upon completion of this non-public issuance, the total number of Shares of the Company were increased from 13,524,487,892 to 14,903,798,236.

Proposed Issuance of H Shares

On June 25, 2015, our shareholders at the 2014 annual general meeting passed a special resolution, which is valid until the earliest of (i) the conclusion of our next general meeting, (ii) the expiration of 12 months following the date of passage, or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board is authorized to determine the use of the proceeds. The proposed issuance is subject to all the necessary approval by the CSRC and/or other relevant PRC government authorities.

Senior Perpetual Capital Securities Offering

In October 2013, we completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities (the "Securities") through Chalco Hong Kong Investment Company Limited (the "Issuer"), our wholly-owned subsidiary, which was exempted from, and not subject to, registration under the Securities Act. The Securities are guaranteed by seven of our subsidiaries including Chalco Hong Kong Limited. The Securities also have the benefit of a keepwell deed dated October 29, 2013 entered into by the Issuer, the Company, Chalco Hong Kong Limited and the trustee and a deed of equity interest purchase undertaking dated on October 29, 2013 entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The Securities were listed on the Hong Kong Stock Exchange on October 30, 2013. The net proceeds from the issue of the Securities has been on-lent to the Company or any of its subsidiaries for general corporate use.

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

On October 27, 2015, our Company issued RMB2,000 million perpetual medium-term notes at an initial distribution rate of 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from the issuance will be used for repayments of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes are paid annually in arrears from October 29, 2015 and may be deferred at the discretion of our Company. The 2015 Perpetual Medium-term Notes have no fixed maturity and are callable only at the Group's option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. While any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company.

B.	BUSINESS OVERVIEW

Our Principal Products

We are a leading enterprise in non-ferrous metal industry in China. In terms of comprehensive scale, we ranked among the top enterprises in global aluminum industry. We have benefited from the strong growth of the PRC aluminum market, one of the world's fastest growing major aluminum markets. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell a relatively small amount of alumina chemical products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We are also engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment accounted for approximately 5.4%, 22.8%, 68.2%, 3.4% and 0.2%, respectively, of our total revenues from continuing operations in 2015.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 91.7% of the total production volume for this segment in 2015. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the procurement of alumina, other raw materials, supplemental materials and electricity power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloy, which, accounted for approximately 33.5%, 42.5% and 24.0%, respectively, of our total production volume of primary aluminum in 2015. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

Our trading segment is mainly engaged in the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to our internal manufacturing plants and external customers. We established our trading business as a separate segment in July 2010 as a result of the implementation of our operational structural exercise.

Our energy segment includes coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2015, we supplied part of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.

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

Our Production Capacity

As of December 31, 2015, our annual alumina and primary aluminum production capacity was approximately 16.8 million tonnes and 3.9 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:

	As of December 31, 2015

Plant	Alumina	Primary Aluminum

	(in thousand tonnes) (1)

Guangxi branch	2,210.0	-
Chalco Zhongzhou	3,050.0	-
Qinghai branch	-	374.3
Shanxi branch	2,600.0	-
Guizhou branch	-	333.7
Henan branch	2,410.0	-
Chalco Shandong	2,270.0	55.0
Zunyi Alumina	1,000.0	-
Chongqing branch	800.0	-
Shanxi Huaxing(2)	800.0	-
Shanxi Huaze	-	424.0
Lanzhou branch	-	388.0
Shanxi Huasheng	-	220.0
Fushun Aluminum	-	330.0
Zunyi Aluminum	-	235.0
Shandong Huayu	-	200.0
Gansu Hualu	-	230.0
Baotou Aluminum	-	538.0
Zhengzhou Institute	20.0	-
Liancheng branch	-	523.0
Guizhou Huajin	1,600.0	-

Total	16,760.0	3,851.0

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	We disposed 50% of equity interest in Shanxi Huaxing at the end of December 2015, and as a result Shangxi Huaxing has become our joint venture in accordance with relevant accounting standards.

In 2015, we produced approximately 13.3 million tonnes of alumina and 3.3 million tonnes of primary aluminum. Our production of alumina and primary aluminum represented approximately 22.8% and 10.7%, respectively, of the total output in China in 2015.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

	Year Ended December 31,

Production Volume by Product	2013	2014	2015

	(in thousand tonnes, except Gallium)

Alumina segment
Alumina	12,143.2	12,024.0	13,296.4
Alumina chemical products	1,717.2	1,822.3	1,959.1
Gallium (in tonnes)	127.8	81.2	121.4
Primary aluminum segment
Primary aluminum (1)	3,841.8	3,381.6	3,307.6
Carbon	2,010.4	1,877.4	1,786.6
Aluminum fabrication (2)
Aluminum fabrication products	290.0	-	-

(1)	Including ingots, molten aluminum and other primary aluminum products.

(2)	We disposed of substantially all of our aluminum fabrication operations in June 2013. As a result, we ceased to have our aluminum fabrication business as a separate segment.

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

Primary Aluminum

We smelt alumina into primary aluminum through electrolytic reduction. The electrolytic process takes place in a reduction cell, or pot, a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into molds to produce foundry ingots, or further refined to form fabricating ingots, which may be used directly in the aluminum fabrication process. Most of the primary aluminum we produce is in the form of ingots or molten aluminum.

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

Production Facilities

Alumina

We currently operate nine alumina refineries and one research institute with a total designed annual production capacity of approximately 16.8 million tonnes as of December 31, 2015. One of our refineries are integrated with primary aluminum smelters. In 2015, we produced approximately 13.3 million tonnes of alumina, approximately 2.0 million tonnes of alumina chemical products and approximately 121.4 tonnes of gallium. The overall utilization rate for our refineries was 80.0% as of December 31, 2015. In 2015, we supplied approximately 5.3 million tonnes, or 39.8% of our total production of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the alumina chemical products that we produced in 2015 were sold by alumina refineries directly to external customers or internally to Chalco Trading for subsequent external trading.

The following table sets forth the annual production capacity, output of alumina and alumina chemical products, utilization rate of and production process applied in each of our alumina refineries and our Zhengzhou Institute:

	As of December 31, 2015		For the Year Ended December 31, 2015

	Annual Production Capacity (1)	Utilization Rate (2)	Alumina Production Output	Alumina Chemical Products Output	Production Process

			(in thousand tonnes, except percentages)

Shanxi branch	2,600.0	93%	2,407.0	28.4	Bayer-sintering
Henan branch	2,410.0	35%	1,963.9	191.4	Bayer-sintering
Chalco Shandong	2,270.0	100%	1,636.9	1,197.0	Sintering and Bayer
Chalco Zhongzhou	3,050.0	72%	2,031.2	372.8	Sintering and Bayer
Guangxi branch	2,210.0	100%	2,452.8	125.1	Bayer
Zunyi Alumina	1,000.0	100%	1,061.6	2.9	Bayer
Chongqing branch	800.0	-	-	-	Bayer-sintering
Shanxi Huaxing(3)	800.0	100%	1,196.2	5.3	Bayer
Zhengzhou Institute(4)	20.0	-	-	36.2	Bayer
Guizhou Huajin	1,600.0	100%	546.8	-	Bayer

Total	16,760.0	80.0%	13,296.4	1,959.1

(1)

Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.

(3)	We disposed 50% of equity interest in Shanxi Huaxing at the end of December 2015, and as a result Shangxi Huaxing has become our joint venture in accordance with relevant accounting standards.

(4)	The alumina chemical products produced at our Zhengzhou Institute are sold commercially and such sales are included in our total revenues.

Primary Aluminum

We operate 12 primary aluminum smelters in China. Our smelters had an aggregate annual production capacity of approximately 3.9 million tonnes as of December 31, 2015.

In 2015, we produced approximately 3.3 million tonnes of primary aluminum and the average utilization rate for our smelters was 71.0% as of December 31, 2015. The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters:

	As of December 31, 2015		For the Year Ended December 31, 2015

Plant	Annual Production Capacity (1)	Utilization Rate (2)	Aluminum Output	Smelting Equipment

			(in thousand tonnes, except percentages)

Baotou Aluminum	538.0	98.7%	545.7	200Ka, 240Ka and 400Ka pre-bake
Fushun Aluminum(3)	330.0	-	181.9	200Ka and 350Ka pre-bake
Gansu Hualu(4)	230.0	-	192.1	160Ka and 210Ka pre-bake
Guizhou branch	333.7	77.2%	306.9	160Ka and 230Ka pre-bake
Lanzhou branch	388.0	94.6%	403.0	200Ka and 350Ka pre-bake
Qinghai branch	374.3	99.7%	399.5	160Ka and 200Ka pre-bake
Shandong Huayu	200.0	97.9%	216.8	240Ka pre-bake
Chalco Shandong (5)	55.0	-	-	200Ka pre-bake
Shanxi Huasheng	220.0	99.6%	222.9	300Ka pre-bake
Shanxi Huaze	424.0	78.2%	263.5	300Ka pre-bake
Zunyi Aluminum	235.0	41.1%	102.7	200Ka and 350Ka pre-bake
Liancheng branch	523.0	66.2%	472.6	200Ka and 500Ka pre-bake

Total	3,851.0	71.0%	3,307.6

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.

(3)	We suspended the operations of primary aluminum production facilities in Fushun Aluminum in 2015.

(4)	We suspended the operations of primary aluminum production facilities in Gansu Hualu in 2015.

(5)	We suspended the operations of primary aluminum production facilities in Chalco Shandong since June 2013.

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

Supply. To support the growth of our alumina production, we continuously seek opportunities to streamline and optimize our bauxite procurement Except for Chalco Shandong, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to control transportation costs. Historically, we have procured our bauxite supply principally from three sources:

*	our own bauxite mining operations;

*	jointly-operated mines; and

*	Other suppliers, which principally include small independent mines in China and, to a lesser extent, international suppliers.

On average, our refineries consume approximately 2.2 tonnes of bauxite to produce one tonne of alumina in 2015. Our own mines supplied approximately 17.93 million tonnes of bauxite to our refineries in 2015, all of which were from our own mines in China. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2015, bauxite secured from other suppliers accounted for approximately 44.6% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our own mines.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines, jointly-operated mines and other suppliers for the periods indicated:

	Year Ended December 31,

	2013		2014		2015

	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply

		%		%		%

	(in thousand tonnes, except percentages)

Own mines	17,130.2	49.0	17,542.6	55.4	17,930.2	55.4

Jointly-operated mines(1)	-	-	-	-	-	-

Other suppliers	17,861.1	51.0	14,105.4	44.6	14,452.0	44.6

Total	34,991.3	100.0	31,648.0	100.0	32,382.2	100.0

(1)	As of December 31, 2015, we no longer owned any jointly-operated mines.

Own Mines. As of December 31, 2015, we owned and operated 20 mines in China that had approximately 270.6 million tonnes of aggregate bauxite reserves and we continue to explore new bauxite reserves to replenish our reserves. We also own and operate a bauxite mine in Laos through Lao Service Mining, in which we held 60% of the equity interest. We also hold the requisite mining permit or exploration permit for three bauxite mines in West Kalimantan, Indonesia through our 96.28% owned subsidiary, PT Nusapati Prima. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We used low temperature Bayer process to refine alumina from our bauxite deposits in Indonesia, which results in relatively low energy consumption and high dissolution rate, before our operation of bauxite mining in Indonesia was suspended in September 2014.

For the three years ended December 31, 2013, 2014 and 2015, we extracted approximately 20.0 million tonnes, 17.3 million tonnes and 17.9 million tonnes, respectively, of bauxite from our own mines. In order to retain the title to our mines, or obtain the title to new mines in China, we are required to comply with mining qualifications approved by the relevant PRC authorities and pay an annual fee equivalent to RMB1,000 per km2 for our mines.

Our reported bauxite reserves for our own mines in China do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for traded metals for the years ended December 31, 2013, 2014 and 2015, or the three year historical contracted prices for bulk commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

The following table sets forth information for our own mines as of December 31, 2015:

Mine	Location	Nature of ownership(1)	Mining method	Permit Renewal (1)	Present Condition/Current State of Exploration	Bauxite Production (in thousand tonnes)

Pingguo mine	Guangxi Zhuang Autonomous Region, China	100% owned and operated by Chalco	Open pit	October 2030 - April 2036	Fully developed and operational	5,670

Guizhou mine (2)	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	September 2016 - December 2038	Fully developed and operational	1,312

Zunyi mine	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	August 2017 - May 2021	Two stopes are currently under development	306

Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	December 2015 - September 2031	Fully developed and operational	2,376

Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco	Open pit/underground	December 2015(3) - July 2035	Fully developed and operational or under development	2,837

Mianchi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	December 2015 (3)- October 2031	Four stopes are currently under development	441

Luoyang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	December 2015(3)- October 2031	Two stopes are currently under development	928

Xiaoguan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	May 2017 - October 2031	Fully developed and operational	341
Gongyi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	August 2016- April 2029	Fully developed and operational	702

Dengfeng mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2016 - July 2019	Fully developed and operational	209

Xinmi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	July 2017 - July 2020	Three stopes are currently under infrastructure development	11

Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco	Underground	April 2017 - October 2026	Fully developed and operational	12

Xuchang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2015(3) - August 2024	Fully developed and operational	204

Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2016 - October 2024	Two stopes are currently under development	124

Pingdingshan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2015(3) - October 2024	Fully developed and operational	301

Ruzhou mine(4)	Henan Province, China	100% owned and operated by Chalco	Open pit	October 2015(3) - December 2018	One stope is current under development	63.8

Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	June 2016 - November 2035	Suspended production	-

Nanchuan mine	Chongqing Municipality, China	100% owned and operated by Chalco	Underground	November 2016 - December 2026	Suspended production	-

Huaxing mine(5)	Shanxi Province, China	100% owned and operated by Chalco	Underground	August 2018 - September 2018	Fully developed and operational	2,020

PT ALUSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	-

PT KALMIN	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	-

PT VISITAMA	West Kalimantan, Indonesia	Owned and operated by PT NusapatiPrima, a 96.28% subsidiary of Chalco	Open pit	December 2015 (3)	Under exploration	-

Laos bauxite mine	Attapeu Province and Sekong Province, Laos	Owned and operated by Laos Mineral Services Co., Ltd., a 60% subsidiary of Chalco	Open pit	June 2017	Exploration completed	-

(1)

All conditions to retain our properties or leases have been fulfilled as of December 31, 2015. Each mine may be covered by one or more mining permits or exploration permits and the range of permit renewal dates is set forth above.

(2)	Including Guizhou No. 1 mine and Guizhou No. 2 mine.

(3)	We are in the process of renewing these permits.

(4)	Chalco Zhongzhou established Ruzhou mine in 2015 to manage the stopes of Autou and Shengjiacun, which were originally managed by Pingdingshan mine.

(5)

The mining right in Ao Jiawan under the Huaxing mine was injected into Shanxi Huaxing as capital contribution in September 2015, and as of the date of this annual report, the transfer of the mining right in Ao Jiawan was is in the process of filing with relevant government authorities.

We are required to obtain mining rights permits to conduct mining activities. Under PRC laws and regulations, a mining enterprise must prepare and submit exploration reports for a mine to the local government to obtain a mining rights permit for a mine. A mining right owner is also permitted to lease the mining right through a lease arrangement. The mining rights permit is subject to renewal on a regular basis. Furthermore, the mining right owner is required to obtain land use rights on the land in order to operate the mines. We lease the land use rights relating to our own mines in China from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco's land use rights relating to over 90% of our mining properties in China are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate in China are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.

For our own mines in Indonesia and Laos, neither proven nor probable reserves have been established as of the date of this annual report. The following table sets forth certain estimated details of the reserves for our own mines in China as of December 31, 2015:

Mine	Reserves (1)(2) (million tonnes)	Al2O3	SiO2	Ratio of Average A/S (3)

Pingguo mine	64.32	54.03	4.87	11.09
Guizhou No. 1 mine	0.81	65.40	9.77	6.69
Guizhou No. 2 mine	21.97	62.54	9.37	6.67
Zunyi mine	7.32	57.05	9.48	6.01
Xiaoyi mine	24.52	62.44	13.34	4.68
Shanxi Other Mines	18.59	64.47	11.63	5.55
Huaxing mine	6.26	62.84	10.14	6.20
Mianchi mine	2.77	63.26	12.00	5.27
Luoyang mine	3.54	61.14	9.80	6.24
Xiaoguan mine	26.27	63.54	15.06	4.22
Gongyi mine	2.70	64.00	14.13	4.53
Dengfeng mine	1.39	62.77	11.80	5.32
Xinmi mine	2.26	68.59	11.04	6.21
Sanmenxia mine	43.10	63.40	12.65	5.01
Xuchang mine	1.46	62.49	10.00	6.25
Jiaozuo mine	1.68	58.61	14.79	3.96
Pingdingshan mine	3.27	62.18	13.50	4.61
Ruzhou mine (4)	0.70	59.71	15.03	3.97
Yangquan mine	7.46	58.63	13.73	4.27
Nanchuan mine	30.17	60.62	13.95	4.35

Total (average) reserves	270.56	60.42	10.75	5.62

By reserve type
Proven reserve	120.68	60.67	10.75	5.64
Probable reserve	149.88	60.22	10.75	5.60

Total (average) reserves	270.56	60.42	10.75	5.62

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

(4)	Chalco Zhongzhou established Ruzhou mine in 2015 to manage the stopes of Autou and Shengjiacun, which were originally managed by Pingdingshan mine.

We have been in compliance with the National Mining Safety Law and related rules and regulations in China. We closely supervise and routinely inspect mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety training for our mining personnel. In 2015, we extracted approximately 17.9 million tonnes of bauxite from our own mines and did not experience any mining accidents that involved serious work injuries or death.

Jointly-operated Mines. Historically, we have procured part of our bauxite supply from our jointly-operated mines. We managed these jointly-operated mines by contracting with local companies for their mining services to operate mines owned by us. In the years ended December 31, 2013, 2014 and 2015, our jointly-operated mines did not produce any bauxite. As of December 31, 2015, we managed all our mines by our own and no longer have any jointly-operated mines.

Other Suppliers. In addition to our own mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 44.6% of our total bauxite supply in 2015.

Bauxite Procurement. The corporate management department at our headquarters is responsible for the oversight and coordination of our supply of bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we determine the amount of bauxite that we wish to source from our own mines, and the remaining requirements from other suppliers.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. In 2015, the average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 3.96:1 to 11.09:1.

Prices. There is neither governmental regulation on bauxite prices nor an official trading market for bauxite in China. We negotiate bauxite prices with our suppliers based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. Our total bauxite cost is currently influenced by the following factors:

*	the cost of our mining operations;

*	the market conditions relating to purchases from small independent mines; and

*	the market conditions relating to purchases from overseas.

The average purchase price of bauxite per tonne from our joint operations and other suppliers in 2013, 2014 and 2015 was approximately RMB393.3, RMB412 and RMB383, respectively. The average cost of bauxite per tonne from our own mines in 2013, 2014 and 2015 was approximately RMB231.0, RMB246.9 and RMB251.6, respectively.

We purchase a substantial amount of bauxite to satisfy our alumina production needs. Additionally, to fully utilize the bauxite from our mines, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase higher grade ore from other suppliers and blend the ore of various grades to meet the technical requirements for our alumina production. This practice allows for flexibility and the inclusion of lower grade bauxite to optimize the use of bauxite deposits available to us. We do not use our historical average purchase prices for 2013, 2014 and 2015, or any other historical index to estimate our bauxite reserves.

The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:

	Year Ended December 31,

Production Volume by Product	2013	2014	2015

	(RMB in thousands)

Capital Expenditures
Infrastructure construction	766,917.1	1,116,770.3	950,980.6
Facility upgrade	-	372,256.8	62,910.9

Total	766,917.1	1,489,027.1	1,013,891.5

Primary Aluminum

An average of approximately 1.907 tonnes of alumina and 13,526 kWh of electricity were required to produce one tonne of primary aluminum ingots in 2015.

Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 38.9% and 38.6%, respectively, of our unit primary aluminum production costs in 2015. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes, fluoride salt and cryolite for our smelting operations.

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

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and natural gas are the principal materials and energy used in our alumina production. Electricity is one of the principal cost components in our refining process. We generate electricity at a number of refineries and purchase our remaining electric power requirement from regional power grids at government-mandated rates. Most of our power supply agreements are one to three year renewable agreements. Power prices in China can vary, sometimes substantially, from one region to another, based on demand and power production costs in the region. Power costs for our various alumina refineries vary accordingly.

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

Alkali is used as a supplemental material in alumina refining. The sintering process and the Bayer-sintering combined process require soda ash while caustic soda is used in the Bayer process. Our alumina refineries use natural gas and coal gas as fuel to refine alumina. There is no governmental regulation of the prices of coal, alkali or fuel. We purchase these raw materials from external suppliers under negotiated supply contracts, which we believe are competitively priced. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.

Primary Aluminum

Smelting primary aluminum requires a substantial and continuous supply of electricity. The availability and price of electricity are key factors in our primary aluminum production. Though the electricity prices were in a general downward trend in the recent years as a result of the reform of electricity system, electricity costs may fluctuate from time to time due to cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs."

We generate electricity at four of our smelters and purchase our remaining electric power requirement from regional power grids or directly from power generation enterprises. As of December 31, 2015, eight of our smelters have entered into direct purchase agreements with power generation enterprises. In 2015, Baotou Aluminum entered into a multi-sides electricity purchase agreement, pursuant to which Baotou Aluminum is able to purchase electricity from various sellers in the electricity market with a broker or the electricity exchange center sitting in the middle to arrange and facilitate the transaction. We purchase electricity from the regional power grids at prices set by the government for the rest of our smelters. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. We believe our power supply from regional grids is generally not reliant upon any particular generation facility supplying the grid. Electricity purchased from different power grids is subject to different tariff levels in 2015. The average electricity cost (including tax) of our smelters was approximately RMB0.34/kWh in 2015, which decreased by 18.8% as compared to 2014, primarily due to our diversified electricity purchase arrangement, the increased proportion of self-generated electricity and decreased price of coal.

Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. Guizhou branch is able to produce carbon cathodes.

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

Alumina

We sell our self-produced alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2015, we supplied approximately 5.3 million tonnes of alumina produced at our refineries to our own smelters, which represented approximately 39.8% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading. We sold approximately 1.3 million tonnes of outsourced alumina in 2015.

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

Chalco Trading sells the rest of our self-produced and outsourced alumina products on the spot market. We set the price for the external sales of alumina products by reference to alumina prices at reference markets and taking into account the following factors:

*	international and domestic supply-demand situation;

*	CIF Chinese ports prices for alumina imports into China;

*	international and domestic transportation costs;

*	our short-term and mid-term projections for alumina; and

*	relevant import expenses.

We sell the rest of the outsourced alumina on the spot market at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions.

Primary Aluminum

Our primary aluminum smelting subsidiaries and branches sell a portion of our primary aluminum output directly to external customers. Our primary aluminum smelting subsidiaries and branches also sell a portion of our primary aluminum output internally to Chalco Trading at prices based on the spot prices of primary aluminum on SHFE or Nanchu. Chalco Trading then coordinates the external sales of primary aluminum. We sold the remaining primary aluminum output to Chinalco, which now owns our previous aluminum fabrication business. Our subsidiaries and branches including Chalco Trading sell our self-produced primary aluminum products to external customers through the following three channels:

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

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We sold approximately 2.5 million tonnes of outsourced primary aluminum in 2015.

To improve the efficiency of our distribution, we divide our China market into several regions as follows:

*	southern China (including Guangdong and Fujian Provinces);

*	eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality);

*	southwestern China (including Sichuan Province and Chongqing Municipality);

*	the Beijing-Tianjin-Tanggu area; and

*	central China.

We sell substantially all of our self-produced and outsourced primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our self-produced primary aluminum products, taking into account three main factors: the primary aluminum spot prices and futures price on the SHFE; spot price in the regions of eastern China and southern China; our production costs and expected profit margins; and supply and demand. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. The smelter filling an order from an external customer is generally responsible for negotiating the pricing and delivery terms and must comply with the market pricing guidelines. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our alumina chemical products directly to external customers or indirectly to external customers through Chalco Trading for subsequent external trading.

We sell most of our alumina chemical products and gallium in China. Prices for our alumina chemical products and gallium are determined through negotiations with our customers, taking into consideration the market conditions. Our total sales of gallium in 2013, 2014 and 2015 amounted to approximately RMB149.8 million, RMB140.9 million and RMB27.99 million, respectively.

Coal

Ningxia Energy sells a portion of its self-produced coal directly to external customers through short-term contracts at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. Ningxia Energy consumes the rest of its self-produced coal at its own electric power plant.

In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading. We sold approximately 6.1 million tonnes of outsourced coal in 2015.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been substantially engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see "- Alumina" and "- Primary Aluminum" for more details. We also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see "- Coal." In 2015, we sold approximately 1.1 million tonnes of outsourced copper, zinc and lead. In addition, we also sell outsourced raw and ancillary materials in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

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

Principal Facilities

Our principal facilities include 23 principal production plants and our Zhengzhou Institute. Set forth below is a description of our principal production plants.

Guangxi Branch

The Guangxi branch commenced operations in 1994 and is located in Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. The Guangxi branch obtains bauxite delivered via highway from the Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from the Guangxi branch.

The Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. The Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by removing production bottlenecks and investing in capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2015. In 2015, the Guangxi branch produced approximately 2,452,800 tonnes of alumina, along with approximately 125,100 tonnes of alumina chemical products. In 2014, we abandoned primary aluminum production facilities of our Guangxi branch.

Guizhou Branch

The Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. We disposed of the assets of alumina production line of Guizhou branch to a subsidiary of Chinalco in June 2013. Our Guizhou branch uses 160Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. As a result of technological innovations and overhauls since its inception, our Guizhou smelter is among the most technologically advanced smelters in China. As of December 31, 2015, our Guizhou branch had an annual primary aluminum production capacity of approximately 333,700 tonnes. In 2015, our Guizhou branch produced approximately 306,900 tonnes of primary aluminum.

Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes in addition to carbon anodes.

Henan Branch

The Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 in Henan Province, a province rich in bauxite reserves. Bauxite is delivered to our Henan branch via railway and highway from the following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. Our Henan branch was the first refinery in China to develop the Bayer-sintering combined process. We also have an alumina production line that uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Since its inception, the Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through purchases on the market. Henan branch had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2015. In 2015, our Henan branch produced approximately 1,963,900 tonnes of alumina and 191,400 tonnes of alumina chemical products. In January 2013, we ceased the operation of the obsolete primary aluminum production facilities of Henan branch.

Chalco Shandong

Chalco Shandong was incorporated as one of our subsidiaries in the PRC in 2015. The predecessor of Chalco Shandong was our Shandong Branch. The Shandong branch commenced operations in 1954 and has the capacity to produce alumina, primary aluminum and aluminum fabrication products. Bauxite is delivered to Chalco Shandong via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China's first production facility for alumina. It produces its alumina through the sintering process and Bayer process. The Chalco Shandong purchases some bauxite from overseas and the rest from small third-party mines in Henan and Shanxi Provinces. Chalco Shandong had an annual alumina production capacity of approximately 2,270,000 tonnes as of December 31, 2015. It produced approximately 1,636,900 tonnes of alumina in 2015.

In addition, Chalco Shandong produces substantial amounts of alumina chemical products and produced approximately 1,197,000 tonnes of alumina chemical products in 2015. It is the largest and most technologically advanced alumina chemical products production facility in China with the ability to produce the widest variety of alumina chemical products.

As of December 31, 2015, Chalco Shandong's annual primary aluminum production capacity was approximately 55,000 tonnes and it did not produce any primary aluminum in 2015.

Chalco Shandong also produce aluminum fabrication products. As of December 31, 2015, our Chalco Shandong had an annual aluminum fabrication production capacity of 10,000 tonnes and it produced a small amount of aluminum fabrication products in 2015.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 160Ka and 200Ka automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai branch sources alumina from our Shanxi, Shandong, Henan branches and Chalco Zhongzhou, but incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches.

Our Qinghai branch had an annual primary aluminum production capacity of approximately 374,000 tonnes as of December 31, 2015. Our Qinghai branch produced approximately 399,500 tonnes of primary aluminum in 2015.

Shanxi Branch

Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province rich in bauxite deposits. Bauxite is transported to our Shanxi branch via railway and highway from the Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant. Shanxi branch had an annual alumina production capacity of approximately 2,600,000 tonnes as of December 31, 2015. Our Shanxi branch produced approximately 2,407,000 tonnes of alumina and 28,300 tonnes of alumina chemical products in 2015.

Our Shanxi branch's production facilities are primarily imported. Shanxi branch relies on bauxite from our own mines as well as external suppliers. It is in the proximity of large coal mines and substantial water resources.

Chalco Zhongzhou

Located in Henan Province, Chalco Zhongzhou is a stand-alone alumina plant, located near abundant bauxite, coal and water supplies. Chalco Zhongzhou was incorporated as one of our subsidiaries in the PRC in 2015. The predecessor of Chalco Zhongzhou was our Zhongzhou Branch. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its sintering process and Bayer process. Our Chalco Zhongzhou obtains bauxite supplies from external suppliers in Henan Province and Shanxi Province and overseas.

We abandoned alumina production capacity of 30,000 tonnes in the Chalco Zhongzhou in 2014. Chalco Zhongzhou had an annual alumina production capacity of approximately 3,050,000 tonnes as of December 31, 2015. Chalco Zhongzhou produced approximately 2,031,200 tonnes of alumina and approximately 372,800 tonnes of alumina chemical products in 2015.

Zunyi Alumina

Zunyi Alumina is located in Zunyi, Guizhou Province. In April 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydroelectric Co., Ltd, to establish a joint venture company, Zunyi Alumina. We held 73.28% of the equity interests in Zunyi Alumina as of December 31, 2015. Zunyi Alumina completed the construction of alumina production facilities and commenced operations in 2010. After the completion of its expansion project in 2012, Zunyi Alumina's annual alumina production capacity reached approximately 1,000,000 tonnes as of December 31, 2015. Zunyi Alumina produced approximately 1,061,600 tonnes of alumina and 2,900 tonnes of alumina chemical products in 2015.

Shanxi Huaxing

Located at Xing County, Lvliang City of Shanxi Province, Shanxi Huaxing is a stand-alone alumina plant which commenced trial production in October 2013. Shanxi Huaxing obtains bauxite supplies from our own mines delivered primarily via highway and is located near abundant coal and water supplies. At the end of December 2015, we disposed 50% of equity interest in Shanxi Huaxing, and as a result Shangxi Huaxing has become our joint venture in accordance with relevant accounting standards.

Shanxi Huaxing had an annual alumina production capacity of approximately 800,000 tonnes as of December 31, 2015. Shanxi Huaxing produced approximately 1,196,200 tonnes of alumina in 2015.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2015. Chongqing branch did not produce any alumina or alumina chemical products in 2015. Our Chongqing Branch suspended production in July 2014 due to the relatively significant decrease in the price of alumina as compared with that during the construction period, large negative variation of mineral resources and the high costs of natural gas and other energy.

Guizhou Huajin

Established in July 2014 and located in Qingzhen, Guizhou Province, Guizhou Huajin specializes in producing alumina products. Guizhou Huajin had an annual alumina production capacity of approximately 1,600,000 tonnes as of December 31, 2015. Guizhou Huajin produced approximately 546,800 tonnes of alumina products in 2015.

Lanzhou Branch

Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 and was acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 388,000 tonnes as of December 31, 2015. It produced approximately 403,000 tonnes of primary aluminum in 2015.

Shanxi Huaze

Shanxi Huaze is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Shanxi Huaze's designed annual production capacity of primary aluminum was approximately 424,000 tonnes as of December 31, 2015 and it produced approximately 263,500 tonnes of primary aluminum in 2015. We currently hold 60% of the equity interest of Shanxi Huaze.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Shanxi Guan Lv Company Limited to establish a joint venture company, Shanxi Huasheng. Shanxi Huasheng commenced operations in March 2006 and had a designed annual production capacity of primary aluminum of approximately 220,000 tonnes as of December 31, 2015. In 2015, Shanxi Huasheng produced approximately 222,900 tonnes of primary aluminum. We currently hold 51% of the equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. We currently hold 62.1% of the equity interest in Zunyi Aluminum. Zunyi Aluminum's annual primary aluminum production capacity was approximately 235,000 tonnes as of December 31, 2015 and it produced approximately 102,700 tonnes of primary aluminum in 2015.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. Fushun Aluminum had an annual primary aluminum production capacity of approximately 330,000 tonnes as of December 31, 2015. Fushun Aluminum produced approximately 181,900 tonnes of primary aluminum in 2015. Fushun Aluminum suspended production in October 2015 due to the relatively significant decrease in the price of primary aluminum and high costs of electricity.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% of the equity interest in Shandong Huayu. Shandong Huayu had an annual primary aluminum production capacity of approximately 200,000 tonnes as of December 31, 2015. Shandong Huayu also has supporting facilities and coal-fired generators. In 2015, Shandong Huayu produced approximately 216,800 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu, a subsidiary of Baiyin Ibis, and we hold 51% of the equity interest in Gansu Hualu. Gansu Hualu had an annual primary aluminum production capacity of approximately 230,000 tonnes as of December 31, 2015 and it produced approximately 192,100 tonnes of primary aluminum in 2015. Gansu Hualu suspended production in November 2015 due to the relatively significant decrease in the price of primary aluminum and high cost of electricity.

Baotou Aluminum

Baotou Aluminum is located in Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had a designed annual primary aluminum production capacity of approximately 538,000 tonnes as of December 31, 2015. In 2015, it produced approximately 545,700 tonnes of primary aluminum.

Liancheng branch

Liancheng branch is located in Gansu Province. In late May, 2008, we acquired 100% of the equity interest of Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. Liancheng branch had an annual primary aluminum production capacity of approximately 523,000 tonnes as of December 31, 2015. It produced approximately 472,600 tonnes of primary aluminum in 2015.

Longmen Aluminum

Located in Shanxi Province, Longmen Aluminum was established in 1991. We hold 55% of its equity interests. It specializes in producing primary aluminum. In March 2012, we ceased the operation of our obsolete primary aluminum production facilities of Longmen Aluminum.

Chalco Nanhai

Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Chalco Nanhai commenced its commercial operation in 2011 and had an annual aluminum fabrication production capacity of approximately 110,000 tonnes as of December 31, 2015. It suspended production and did not produce any aluminum fabrication products in 2015.

Ningxia Energy

We acquired 70.82% of the equity interest in Ningxia Energy in January 2013. Please see "- A. History and Development of the Company - Significant Acquisitions and Joint Ventures." Ningxia Energy was established in June 2003. It is an integrated power generation company with total installed capacity of 2881.5 MW, operating coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. In 2015, Ningxia Energy produced approximately 8.0 million tonnes of coal and approximately 8.7 billion kWh of electricity.

Zhengzhou Institute

Zhengzhou Institute, located in Zhengzhou, Henan Province, was incorporated as our subsidiaries in 2015. Its predecessor was established in August 1965 and had been served as the central to our research and development efforts. The Zhengzhou Institute specializes in the research and development of technology for smelting aluminum. It is the only Zhengzhou Institute in China dedicated to light metals research and has played a key role in bringing about technological innovations in China's aluminum industry. The Zhengzhou Institute operates test facilities, which produce alumina chemical products and primary aluminum. The Zhengzhou Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. In 2014, our Zhengzhou Institute abandoned its primary aluminum production facilities. As of December 31, 2015, our Zhengzhou Institute has a limited alumina chemical products production capacity, which it uses in connection with its research and development efforts.

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

In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, MIIT published "Standard Conditions for Aluminum Industry" (the "Standard Conditions") in July 2013, which established a high entry barrier for new alumina producers in China and imposed stringent requirement for existing alumina companies.

Primary Aluminum

We derived all of our primary aluminum revenues from domestic sales in 2015. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2015, our primary aluminum production represented approximately 10.67% of total domestic production in China.

We are a leading enterprise in non-ferrous metal industry in China. Currently, 19 primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more, which represent approximately 81.6% of the total primary aluminum production capacity in China. Among these 19 primary aluminum producers, 11 primary aluminum producers in China (including Chalco) have annual production capacities of one million tonnes or more, which represent approximately 66.8% of the total primary aluminum production capacity in China. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the Standard Conditions and other administrative regulations, new aluminum projects for expanding production capacity must be approved by the relevant department of the State Council of China and must have stable supply of alumina. As of the date of the annual report, the relevant department of the State Council of China is not expected to approve any new aluminum projects except those environmental protection upgrade projects and expired equipment exchange projects planned by the PRC government.

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

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2015, China imported approximately 4.7 million tonnes of alumina, representing approximately a 11.9% decrease from 2014. China had net import of approximately 123,000 tonnes of primary aluminum in 2015, which represented a 28.2% decrease from 2013. We expect to continue to face competition from international suppliers of alumina and primary aluminum which are large international companies. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, we expect to continue benefiting from certain PRC governmental policies that promote the growth of large domestic smelters.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2015, we completed 60 technological projects, including 39 independent research and development projects, 15 special projects of key science and technology and six application projects of science and technology. In addition, we filed a total of 98 patent applications in 2015.

As of December 31, 2015, we owned 1,716 patents, which were primarily related to technologies and process, equipment and new products. Once registered, a patent in China for an invention is valid for 20 years and for a utility model or a design, 10 years from the date of the patent application. As of December 31, 2015, we owned 25 trademarks, each of which had a term of 10 years.

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

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2015, we passed the review and the accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. Through these efficiency initiatives, we estimate that we conserved the energy equivalent of 740,000 tonnes of standard coal in 2015. We have incorporated clean technology and processes into our operations with a view to promoting the concept of "zero emission" plants. Since 2009, we have achieved our target of zero industrial waste water emission.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB556.4 million, RMB520.2 million and RMB627.3 million for the years ended December 31, 2013, 2014 and 2015, respectively. In 2015, we did not have any major environmental pollution incidents.

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

Our insurance premiums were RMB41.0 million, RMB33.4 million and RMB33.2 million in 2013, 2014 and 2015, respectively.

Seasonality

Our business is not subject to seasonality.

Cyber Security

With respect to our internet policies on cyber-security and Internet safety, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems. We are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. During the year ended December 31, 2015, we did not experience any material cyber-security incidents or related losses.

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

*	the Ministry of Land and Resources of China, which has the authority to grant land use licenses and mining right permits;

*	the MIIT, which formulates industrial policies and investment guidelines for all industries including the aluminum industry; and

*	the CSRC, the securities regulatory commission of China

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for Capital Investments

Any capital markets financing activities by an enterprise or company incorporated in the PRC such as those to finance capital projects, are subject to approval by the CSRC and/or other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer incorporated in the PRC must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Offering of corporate bonds in the PRC by a listed PRC-incorporated company is subject to approval from the CSRC, while offering of enterprise bonds in the PRC by other enterprises was subject to approval from the NDRC and/or other relevant authorities. Offering of bonds by a PRC-incorporated company outside the PRC is subject to approval from the NDRC, the People's Bank of China and/or the State Administration of Foreign Exchange (the "SAFE"). However, since September 14, 2015, NDRC has no longer required the PRC company to obtain a prior approval for offering overseas bonds and instead required to file a registration afterwards. For all overseas financing activities by an enterprise or company incorporated in the PRC, the issuer must register with and obtain prior approval from the administrative authorities of foreign exchange. Foreign investment in the exploring and mining of alumina and primary aluminum is permitted by the PRC government.

Standard Conditions for Aluminum Industry

Standard Conditions provides that bauxite mining, alumina and primary aluminum projects must comply with the state industry policies and overall plans on the development of aluminum industry, land use, urban planning and designation of functional zones. The aluminum smelting enterprises must be appropriately distributed according to conditions including availability of resources, energy and environment. The regulation indicates that with guidance and plans, aluminum smelting enterprises located in regions lacking competitive production elements should be gradually moved to more competitive region, and the amount of newly increased production capacity shall be strictly controlled to prevent excessive capacity caused by over-investing. The regulation further sets standards for production scale and major external conditions for newly established bauxite mining, alumina, electrolytic aluminum and recycled aluminum projects. The MIIT promulgated on April 4, 2014, January 4, 2015 and February 14, 2016, respectively, the first, the second and the third lists of enterprises that meet the Standard Conditions for the aluminum industry. Most of our production branches and subsidiaries have met the Standard Conditions and are included on these lists.

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

The Electric Power Law of China and related rules and regulations govern construction, generation, supply and consumption of electric power. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain a part of our electricity requirements. In October 2007, Chinese government issued "Notice on Further Solutions of the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises have been gradually abolished. In December 2007, Chinese government issued "Notice of Eliminating Preferential Electricity Rate for High Energy Consuming Enterprises and Related Matters", which further eliminated the preferential electricity price arrangement enjoyed by Chinese primary aluminum enterprises. In December 2013, the NDRC and MIIT issued the "Circular on the Policies for Tiered Pricing of Electricity Used by Electrolytic Aluminum Enterprises" (the "Electricity Tiered Pricing Circular"), which became effective on January 1, 2014, to impose tiers of electricity prices on primary aluminum smelters. Specifically, if the alternating current consumed by any smelter is more than 13,700 kWh per tonne of molten aluminum but no more than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.02 per kWh for the electricity used. If the alternating current consumed by any smelter is more than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.08 for per kWh for the electricity used.

In March 2015, new policies and reforms relating to electricity generation, retail, usage, and other related sectors were introduced. Under "Several Opinions of the CPC Central Committee and the State Council on Further Deepening the Reform of the Electric Power System", a series of reforms relating to electricity pricing, distribution and retail segments, electricity trading, distributed generation, and other aspects has been put forward. We expect that these electric system reforms will bring about profound impacts on China's electricity market and aluminum industry.

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

Energy Conservation Law

The new Energy Conservation Law came into effect on April 1, 2008. It sets out the general principles for reducing energy waste and improving efficiency of energy consumption. It urges the adjustment of industry structure and replacement of high energy consumption projects with new energy or renewable energy resources. In March 2014, the MIIT issued a regulation, the "Opinion on Implementing Supervision of Industrial Energy Conservation", which lists the primary aluminum smelting as one of the high energy consumption operations that will be highly monitored. In December 2014, the MIIT issued the Guidance for National Industrial Efficiency, which sets forth industrial efficiency standards for producers of major products in industries that involve high energy consumption, which included electrolytic aluminum and aluminum oxide products.

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

C.	ORGANIZATIONAL STRUCTURE

Below is a summary of our corporate structure and principal subsidiaries as of December 31, 2015:

Company	Percentage of ownership interest attribution to the Company	Principal activities

Baotou Aluminum Co., Limited	100%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon products

Chalco Hong Kong Ltd.(1)	100%	Overseas investments, import and export activities

Chalco Zunyi Alumina Co., Ltd.	73.28%	Manufacture and distribution of alumina

China Aluminum International Trading Co., Ltd.	100%	Import and export activities

Chalco Mining Co., Ltd.	100%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related non-ferrous metal products

Fushun Aluminum Co., Ltd.	100%	Aluminum smelting, producing carbon-related products and manufacture and distribution of nonferrous metals

Gansu Hualu Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum

Shandong Huayu Alloy Material Co., Ltd.	55%	Manufacture and distribution of primary aluminum and aluminum alloy

Shanxi Huasheng Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products

Shanxi Huaze Aluminum and Power Co., Ltd.	60%	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply

Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum

Gansu Huayang Mining Development Company Limited	70%	Manufacture and distribution of coal and other mineral products

Chalco Energy Co., Ltd.	100%	Thermoelectric supply and investment management

Chalco Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing

Chalco Hong Kong Investment Company Limited (1)	100%	Bond issuance

Guizhou Huajin Aluminum Co., Ltd.	60%	Manufacture and distribution of alumina

Yinxing Energy (2)	52.91%	Operation of wind power, design, manufacture and distribution of wind power and solar power equipment

Chalco Zhongzhou Research Institute of Non-ferrous Metal Co., Ltd	100%	Research and development services

Chalco Shandong Co., Ltd.	100%	Manufacture and distribution of alumina

Guangxi Investment Co., Ltd.	100%	Investment management

Chalco Zhongzhou Aluminum Co., Ltd.	100%	Manufacture and distribution of alumina

Shanxi Aluminum China Resources Co., Ltd.	50%	Manufacture and distribution of primary aluminum

China Aluminum Logistics Group Corporation Co., Ltd. (3)	100%	Logistic transportation

(1)

Chalco Hong Kong Ltd. is incorporated in Hong Kong and Chalco Hong Kong Investment Company Limited is incorporated in the British Virgin Islands. All other principal subsidiaries are incorporated in the PRC.

(2)	We indirectly hold 52.91% shares of Yinxing Energy through Ningxia Energy, a subsidiary of ours in which we hold 70.82% of its shares.

(3)	We directly hold 81.87% shares and indirectly hold 18.13% shares, through China Aluminum International Trading Co., Ltd. of China Aluminum Logistics Group Corporation Co., Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT

Mines

Bauxite Mines

The following map sets forth details of the area surrounding Pingguo mine, our largest bauxite mine in China:

JIAOMEI AREA
N
NADOU AREA
TAIPING AREA
Pingguo County
LEGEND
Roadway
Waterway
Fault
Mining Right boundary
Existing pit
Planned pit
Office or workshop
Town or village
SCALE

PINGGUO PLANT
PINGGUO MINE
AS O
(SRK Mining Report)

纳克截图

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
58

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

We acquired the mining rights for certain coal deposits Guizhou Province, namely Laodonghe mine, in January 2013 through Chalco Guizhou Mining Co., Ltd. We held 80.0% of the equity interest of Laodonghe mine. The mining permit will expire in December 2018. We have completed the exploration but have not commenced development of Laodonghe mine. Laodonghe mine is an underground mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with Industry Guide 7.

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

Wangwa mine and Wangwa No. 2 mine are currently in extraction stage. We primarily use fully mechanized longwall mining method to extract coal from Wangwa mine and Wangwa No. 2 mine and we use advanced coal mining equipment including hydraulic roof supports and shearers. Yindonggou mine has completed construction for capacity expansion and technology upgrade and is currently in trial production. The mining permit of Yindonggou mine will expire in July 2016. Ningxia Energy holds 50% of the interest in Yinxingyijing mine with the joint owner not participating in the operation of such mine. Yinxingyijing mine is currently under development. The exploration permit of Yinxingyijing mine will expire in August 2016 and we are in the process of applying for mining permit.

The following table sets forth detailed information on Wangwa mine and Wangwa No. 2 mine:

	Wangwa mine	Wangwa No. 2 mine

Nature of Ownership	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco

Commencement of construction	1984(1)	2007
Commencement of extraction	1990(1)	2010
Permit renewal	January 2017	July 2017

Mining recovery rate (%) (2)	78%	76%
Depth of mine (meters underground)	400	400
Average thickness of main coal seam (meters)	6-11	8-10

Calorific value (Kcal/kg)	4,900-5,100	4,800-5,000
Sulphur content (%)	1.1	1.2
Average ash content (%)	14.2	15.3

(1)

Wangwa mine implemented a capacity expansion and technology upgrade in 2008 and resumed its production after completion of the foregoing expansion and upgrade in 2009. In addition, Wangwa mine is currently under construction for capacity expansion and technology upgrade and we expect to commence trial production with annual production capacity of 3.0 million tonnes at the end of 2016.

(2)

The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.

For the year ended December 31, 2015, Ningxia Energy incurred capital expenditures of approximately RMB367.8 million and RMB687.6 million, respectively, on infrastructure construction and facility upgrading of its coal mines.

Land

Chinalco leases to us 401 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 47.39 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

*

389 pieces of allocated land with an area of approximately 46.09 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 302 buildings to Chinalco, with an aggregate gross area of approximately 301,671 square meters. Chinalco leases 109 buildings to us, with an aggregate gross area of approximately 222,588 square meters. Chinalco had obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, for leasing the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which, the aggregated gross floor area we leased under such tenancy agreement was increased to 30,188.0 square meters. On October 10, 2010, we entered into a supplemental tenancy agreement with China Aluminum Development Company Limited, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was reduced to 26,036.3 square meters. On October 15, 2011, we renewed the tenancy agreement to extend it for another two years, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was further reduced to 23,551 square meters. On March 26, 2013, we renewed the tenancy agreement with its term to be expired on December 31, 2015, and we were under the process of further renewing the tenancy agreement as of the date of this annual report.

For environmental issues in relation to the utilization of our assets, please refer to "- Environmental Protection."

Our Expansion

Our expansion projects in 2015 primarily include:

*

The mining project of Zhongzhou for the bauxite at Duancun-Leigou: This project is expected to commence production in December 2016, with an estimated annual bauxite production capacity of 1.6 million tonnes. We expect to invest a total amount of RMB1,358 million, and we had incurred RMB805 million of capital expenditure as of December 31, 2015.

*

Capacity expansion and technology upgrade of Wangwa mine: This project is expected to commence trial production by the end of 2016, with an estimated annual production capacity of 3.0 million tonnes. The project is planned to have a total annual capacity of 6.0 million tonnes. We expect to invest a total amount of approximately RMB3.1 billion in this project and we had invested approximately RMB673 million as of December 31, 2015.

*

The underground mining project of 0-24 line in Guizhou Maochang Mine: The project was ready for mining operation in December 2015, with 1.20 million tonnes of additional production capacity of bauxite. We expect to invest a total amount of RMB787 million in this project and we had invested RMB651 million by the end of December 31, 2015.

*

Qingzhen alumina project: This project commenced trial production in August 2015, with an annual alumina production capacity of 1.6 million tonnes. We expect to invest a total amount of approximately RMB3.8 billion in this project and we had invested approximately RMB3.3 billion as of December 31, 2015.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations and the proceeds from medium-term and long-term debt financing.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and selected historical financial data, in each case together with the accompanying notes included elsewhere in this annual report. This section contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in "Item 3. Key Information - D. Risk Factors."

A.	OPERATING RESULTS

Overview

We are a leading enterprise in non-ferrous metal industry in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:

*

Our alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 91.7% of the total production volume for this segment in 2015. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

*

Our primary aluminum segment, which consists of the procurement of alumina, other raw materials, supplemental materials and electricity power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots and molten aluminum and aluminum alloy, which, accounted for approximately 33.5%, 42.5% and 24.0%, respectively, of our total production volume of primary aluminum in 2015. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

*

Our trading segment, which consists of the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to our internal manufacturing plants and external customers. We established our trading business as a separate segment in July 2010 as a result of the implementation of our operational structural exercise.

*

Our energy segment, which consists of coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2015, we supplied part of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.

*	Our corporate and other operating segment, which consists of corporate and other aluminum-related research, development, and other activities of the Group.

We used to be engaged in aluminum fabrication operations, where we processed primary aluminum for the production and sales of various aluminum fabrication products. As approved at our 2012 annual general meeting held on June 27, 2013, we disposed of substantially all of our aluminum fabrication operations to Chinalco in line with our development strategy to focus on the upstream sectors of the aluminum market value, industry chain and the production of high value added products. As a result, we ceased to have our aluminum fabrication business as a separate segment in June 2013. In accordance with IFRSs, our aluminum fabrication segment is classified as discontinued operation and the operating results of aluminum fabrication segment are presented as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. Our alumina, primary alumina, trading, energy and corporate and other segments are classified as continuing operations and the operating results of such segments are presented as continuing operations in the consolidated statement of comprehensive income for the years ended December 31, 2013, 2014 and 2015.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRSs as issued by the IASB, which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas in our financial reporting involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 to our consolidated financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.

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

Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as impairment loss.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non- controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortized.

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

Deferred tax assets are recognized for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses can be utilized or other temporary difference could be recovered. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of our deferred tax assets as of December 31, 2015 was RMB2,279 million, compared with approximately RMB2,403 million as of December 31, 2014 without taking into consideration the offsetting of the balances within the same tax jurisdiction. The amount of unrecognized tax losses as of December 31, 2015 was RMB22,328 million, compared with approximately RMB22,564 million as of December 31, 2014.

An entity shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied: (a) the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and (b) it is probable that the temporary difference will not reverse in the foreseeable future. We believe that the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities was recognized as disclosed in Note 11 to our consolidated financial statements.

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

Revenue recognition

We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to us and when specific criteria have been met for each of the our activities (see descriptions below).

(i)	Sales of goods

Revenue from the sales of goods is recognized when we have already transferred the significant risks and rewards of ownership of the goods to the buyers, we have retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into us, and the revenue and related costs incurred can be measured reliably.

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

Economic Condition of China and the World

As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China's economy continued to experience growth despite the negative effects of the global financial crisis beginning in the second half of 2008 and economic recession in 2009, as well as general market volatility and changing macroeconomic conditions.

However, the growth of China's economy has shown signs of slowing down from 2014 to 2015 with the GDP growth at 6.9%, as compared to 7.5% from 2013 to 2014.

The global output of alumina in 2015 increased to approximately 120.9 million tonnes from 2014. The global alumina consumption in 2015 increased to approximately 117.8 million tonnes from 2014. In 2015, the domestic output of alumina products increased to approximately 58.7 million tonnes from 2014 and the domestic consumption for alumina increased to approximately 61.8 million tonnes from 2014.

The global output of primary aluminum in 2015 increased to approximately 57.2 million tonnes from 2014. The global consumption of primary aluminum in 2015 increased to approximately 57.8 million tonnes from 2014. In 2015, the domestic output of primary aluminum increased to approximately 31.0 million tonnes from 2014 and the domestic consumption of primary aluminum increased to approximately 30.6 million tonnes from 2014.

For the year ended December 31, 2015, we had cost of sales from continuing operations of RMB120,927.1 million, compared with cost of sales from continuing operations of RMB141,329.0 million for the year ended December 31, 2014.

Mix and Pricing of Our Products

We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We sell most of our self-produced products through Chalco Trading, taking into account the relevant LME and SHFE prices. In 2015, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 5.4%, 22.8%, 68.2% and 3.4%, respectively, of our consolidated total revenues from continuing operations after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed "Item 4. Information of the Company - B. Business Overview - Sales and Marketing."

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined at both a percentage of the weighted average of the three-month primary aluminum futures prices on the SHFE in the preceding calendar month and the average spot price of alumina in the domestic market in the preceding calendar month. Chalco Trading coordinates the external sales of our alumina products. The domestic alumina prices dropped in 2015 as a result of the suspension of certain domestic aluminum production, which affected domestic demand for alumina. In 2015, the spot price of alumina in the international market reached a high of approximately US$354.5 per tonne and bottomed out at approximately US$200 per tonne, and the average spot price of alumina in the international market was approximately US$300 per tonne, representing an decrease of 9.1% from 2014. The spot price of alumina in the domestic market reached a high of RMB2,830 per tonne and bottomed out at RMB1,580 per tonne, and the average spot price of alumina in the domestic market was approximately RMB2,343 per tonne, representing an decrease of 7.8% from 2014. Our average selling price of alumina decreased by 4.28% from RMB2,498 per tonne in 2014 to RMB2,391 per tonne in 2015.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the SHFE spot prices and spot market prices. Fluctuations in the SHFE spot prices have a significant effect on our operating results. In terms of international market, the international price of aluminum rapidly fell below USD1,800 per tonne due to the traditional slack season in the first quarter of 2015. The subsequent recovery of market demands contributed to the increase in the international price of aluminum which raised to USD1,977 per tonne in May 2015. Since the third quarter of 2015, the increase in supply and demand pressure in the global aluminum market, had pushed the international price of aluminum to continuously hit new lows of recent years and even approach the lowest point recorded since the financial crisis in 2008. Such fall lasted until the end of 2015 when the price of aluminum gradually stabilized. In terms of domestic market, due to the intensified imbalance between supply and demand in the aluminum market due to the traditional slack season, the price of aluminum rapidly fell and hit a new low of recent years at RMB12,445 per tonne in the first quarter of 2015. With the gradual recovery of consumption after the Spring Festival as well as the production reduction of certain smelters, the price of aluminum gradually picked up and reached RMB13,620 per tonne. In the second half of 2015, confronted with the increasing supply pressure, the price of aluminum continuously hit new lows and fell below RMB10,000 per tonne to the lowest of RMB9,550 per tonne in November 2015. The massive production reduction of primary aluminum smelters was the important reason for the stabilization and increase of aluminum price in December 2015. The average three- month aluminum futures prices at LME decreased by 11.1% from US$1,893 per tonne in 2014 to US$1,682 per tonne in 2015. The average three- month aluminum futures prices at SHFE decreased by 10.2% from RMB13,697 per tonne in 2014 to RMB12,300 per tonne in 2015. Our average selling price of primary aluminum decreased by 9.9% from RMB13,546 per tonne in 2014 to RMB12,205 per tonne in 2015.

Price Volatility of Non-ferrous Metal and Coal Products.

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amount of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self- produced products, we generated substantial revenues and profit from trading of outsourced products in 2015 due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2015 was approximately RMB60,927.4 million, representing approximately 72.3% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operation result, as we need to make the correct prediction of the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs

Our cost of revenues consists primarily of the costs of the raw materials, overhead cost and the electric power cost which is our principal energy cost. Our principal raw material is bauxite. For the years ended December 31, 2013, 2014 and 2015, bauxite supplied by our own mines accounted for 49.0%, 55.4% and 55.4%, respectively, of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2015, as a result of decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices during the manufacturing process, our average cost of alumina per tonne decreased by approximately 11.9% from that in 2014.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2015, we continued to focus on lowering the production costs and increasing production efficiency through reducing raw materials consumption by improving technology and internal management.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 38.6% of our unit production cost for primary aluminum in 2015. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to or the destruction of production equipment and facilities. The preferential electricity prices formerly enjoyed by Chinese primary aluminum enterprises were eliminated in 2009. Our average annual electricity price per kilowatt-hour decreased by 6.7% from 2013 to 2014 and decreased by 18.8% from 2014 to 2015.

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

Our finance costs from continuing operations decreased by 11.6% from 2014 to 2015, primarily due to a decrease in size and interest rate of interest-bearing debts. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.

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

Regulatory Environment

The central and local governments in PRC continues to exercise a substantial degree of control and influence over the aluminum and other non- ferrous metal product industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

Selected Statement of Operation Items

Revenue

Our revenue from continuing operations is primarily generated from sales of alumina, primary aluminum, other non-ferrous metal products and coal products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. Historically, Chalco Trading mainly generated revenue by selling self-produced products procured from our alumina, primary aluminum and aluminum fabrication plants. As a result of the implementation of our operational structural adjustment exercise, we established our trading business as a new business segment in 2010. In connection with the significant increase of trading revenue, we refined our existing accounting system to separately capture sales of self-produced products and products sourced from external suppliers within the trading segment in 2011 and 2012. We disposed of the aluminum fabrication segment in June 2013. As the result, the operation results of such segment was classified as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. Thus, our revenue from continuing operations for the years ended December 31, 2013 does not include revenue from the aluminum fabrication business.

Cost of Sales

Our cost of sales from continuing operations consists primarily of purchase of inventories in relation to trading activities, the cost of the raw materials and consumables used, the electric power cost which is our principal energy cost, the fixed cost and employee benefit expenses. For the years ended December 31, 2013, 2014 and 2015, our cost of sales from continuing operations was RMB166,895.3 million, RMB141,329.0 million and RMB120,927.1 million, respectively, and accounted for 98.4%, 99.5% and 98.0% of the total consolidated revenues from continuing operations for those periods.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses from continuing operations consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses, employee benefit expenses for employees in selling and distribution department, warehouse and other storage fees, depreciation of non-production property, plant and equipment, sales commissions and other handling fees, marketing and advertising expenses, and others. Selling and distribution expenses from continuing operations accounted for 33.9%, 14.0% and 41.4% of our total operating expenses from continuing operations for the years ended December 31, 2013, 2014 and 2015, respectively.

General and Administrative Expenses. Our general and administrative expenses from continuing operations consist primarily of early retirement benefit expenses, employee benefit expenses for directors and officers and employees in administrative department and, to a lesser extent, taxes other than income tax expenses, impairment of intangible assets, depreciation of non-production property, plant and equipment, provision for impairment of receivables, termination benefit expenses, operating lease rental expenses, travelling and entertainment, legal and other professional fees, amortization of land use rights and leasehold land, utilities and office supplies, insurance expense, pollutants discharge fees, repairs and maintenance expenses, auditors' remuneration, amortization of intangible assets, and others. General and administrative expenses from continuing operations accounted for 53.5%, 38.5% and 54.5% of our total operating expenses for the years ended December 31, 2013, 2014 and 2015, respectively. Employee benefit expenses from continuing operations, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, termination benefit and retirement benefit cost-defined contribution schemes, comprise the significant component of our general and administrative expenses from continuing operations, accounting for 33.0%, 53.3% and 43.5% of our total general and administrative expenses from continuing operations for the years ended December 31, 2013, 2014 and 2015, respectively.

Research and Development Expenses. Our research and development expenses from continuing operations accounted for 3.5%, 2.3% and 3.9% of our total operating expenses from continuing operations for the years ended December 31, 2013, 2014 and 2015, respectively.

Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment from continuing operations accounted for 9.1%, 45.2% and 0.2% of our total operating expenses from continuing operations for the years ended December 31, 2013, 2014 and 2015, respectively.

Government Grants

Government grants primarily were research subsidies, grants on environment protection projects and electricity price subsidies from government.

Other Gains, net

Our other net gains from continuing operations in 2015 were RMB5,023.6 million, which consisted primarily of gains on disposal of equity interest, property, plant and equipment and land use rights and gains on financial products, partially offset by losses on future, forward and option contracts.

Finance Income

Our finance income from continuing operations consists primarily of interest income. For the years ended December 31, 2013, 2014 and 2015, our finance income was RMB616.6 million, RMB1,047.6 million and RMB812.1 million, and accounted for 0.4%, 0.7% and 0.7% of the total consolidated revenues from continuing operations, respectively.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government's efforts to regulate the PRC economy. In 2015, we incurred interest expense (net of capitalized interest) from continuing operations of RMB5,569.0 million on our borrowings.

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

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenues from continuing operations from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,

	2013		2014		2015

	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in millions, except percentage)

Continuing operations
Revenue	169,693.8	100.0	141,999.9	100.0	123,445.9	19,056.8	100.0
Cost of Sales	(166,895.3)	(98.4)	(141,329.0)	(99.5)	(120,927.1)	(18,668.0)	(98.0)

Gross Profit	2,798.5	1.6	670.9	0.5	2,518.8	388.8	2.0
Selling and distribution expenses	(1,873.2)	(1.1)	(1,763.0)	(1.2)	(1,775.3)	(274.1)	(1.4)
General and administrative expenses	(2,953.2)	(1.8)	(4,838.4)	(3.5)	(2,334.1)	(360.3)	(1.9)
Research and development expenses	(193.6)	(0.1)	(293.8)	(0.2)	(168.8)	(26.1)	(0.1)
Impairment loss on property, plant and equipment	(501.2)	(0.3)	(5,679.5)	(4.0)	(10.0)	(1.5)	<0.1
Government grants	805.9	0.5	824.0	0.6	1,768.9	273.1	1.4
Other gains/(losses), net	7,399.3	4.4	356.9	0.3	5,023.6	775.5	4.1

Operating profit/(loss) from continuing operations	5,482.5	3.2	(10,722.9)	(7.5)	5,023.1	775.4	4.1
Finance Income	616.6	0.4	1,047.6	0.7	812.1	125.4	0.7
Finance cost	(5,864.5)	(3.5)	(6,730.6)	(4.7)	(5,949.7)	(918.5)	(4.8)
Share of profits and losses of joint ventures	148.7	0.1	89.5	0.1	23.2	3.6	<0.1
Share of profit of associates	511.9	0.3	350.6	0.2	284.6	43.9	0.2

Profit/(loss) before income tax from continuing operations	895.2	0.5	(15,965.8)	(11.2)	193.3	29.8	0.2
Income tax (expense)/ benefit	(339.5)	(0.2)	(1,074.9)	(0.8)	230.4	35.6	0.2

Profit/(loss) for the year from continuing operations	555.7	0.3	(17,040.7)	(12.0)	423.7	65.4	0.4
Discontinued operation profit for the year	207.1	0.1	-	-	-	-	-

Profit/(loss) for the year	762.8	0.4	(17,040.7)	(12.0)	423.7	65.4	0.4

Note:

Our aluminum fabrication segment is classified as discontinued operation and the operating results of aluminum fabrication segment are presented as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013.

No customer individually accounted for more than 10% of our total sales for the year ended December 31, 2015. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 6.1%, 6.6% and 11.4% of consolidated revenues from continuing operations for the years ended December 31, 2013, 2014 and 2015, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions" and Note 36 to our audited consolidated financial statements.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenue

Our revenue from continuing operations decreased by 13.1% from RMB141,999.9 million for the year ended December 31, 2014 to RMB123,445.9, primarily due to the decrease in selling price and sales volume during the year. Our average selling price of alumina decreased by 4.28% from RMB2,498 per tonne in 2014 to RMB2,391 per tonne in 2015. Our average selling price of primary aluminum decreased by 9.9% from RMB13,546 per tonne in 2014 to RMB12,205 per tonne in 2015.

Cost of Sales

Our cost of sales from continuing operations decreased by 14.4% from RMB141,329.0 million for the year ended December 31, 2014 to RMB120,927.1 million for the year ended December 31, 2015, primarily due to the decrease in production cost and sales volume of our principal products. In 2015, due to decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices, our average cost of alumina per tonne decreased by approximately 11.9% from that in 2014. Our production cost of primary aluminum decreased by 8.4% from 2014 to 2015, primarily due to decreases in the prices of raw materials, fuel and electricity, and decreases in power and raw material consumption per production unit. In particular, our average annual electricity price decreased by 18.8% from 2014 to 2015.

Selling and Distribution Expenses

Our selling and distribution expenses from continuing operations amounting RMB1,775.3 million for the year ended December 31, 2015, slightly increased from RMB1,763.0 million for the year ended December 31, 2014.

General and Administrative Expenses

Our general and administrative expenses from continuing operations decreased by 51.8% from RMB4,838.4 million for the year ended December 31, 2014 to RMB2,334.1 million for the year ended December 31, 2015, primarily attributable to further control of various expenses taken in 2015, and the costs of approximately RMB1,536.3 million relating to the provision for termination and early retirement benefits in respect of the early retired employees and those with termination of labor relationship through negotiation made by the Group in 2014.

Research and Development Expenses

Our research and development expenses from continuing operations decreased by 42.5% from RMB293.8 million for the year ended December 31, 2014 to RMB168.8 million for the year ended December 31, 2015, primarily because we included the expenses on research and development of the 600kA-grade electrolytic aluminum technology in the research and development expenses in 2014, while we did not incur such research and development expenses in 2015.

Impairment Loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment from continuing operations decreased from RMB5,679.5 million for the year ended December 31, 2014 to RMB10.0 million for the year ended December 31, 2015, primarily due to provisions of substantial impairment for certain property, plant and equipment of our Company in 2014 that resulted from general market factors beyond our control, such as the continuous decrease of aluminum prices and poor market conditions in the photovoltaic and silicon industries that we participate in, while we did not make such provisions in 2015.

Government Grants

Government grants increased from RMB824.0 million in the year ended December 31, 2014 to RMB1,768.9 million for the year ended December 31, 2015, primarily due to the increase of subsidies we received from the government for supporting the development of enterprises and implementation of environmental protection projects.

Other Gains, Net

Our net other gains increased from RMB356.9 million for the year ended December 31, 2014 to RMB5,023.6 million, primarily due to the capital operation, introduction of strategic investors and revitalization of stock assets carried out by us in 2015.

Finance Income

Our finance income from continuing operations decreased by 22.5% from RMB1,047.6 million for the year ended December 31, 2014 to RMB812.1 million for the year ended December 31, 2015, primarily attributable to a decrease in interest income of receivables from disposal of subsidiaries, businesses and assets in 2013 due to a decrease in interest rate and size of the receivables.

Finance Costs

Our finance costs from continuing operations decreased by 11.6% from RMB6,730.6 million for the year ended December 31, 2014 to RMB5,949.7 million for the year ended December 31, 2015, primarily due to a decrease in interest rate and size of interest-bearing debts.

Share of Profits and Losses of Joint Ventures

Our share of profits and losses of joint ventures from continuing operations decreased by 74.1% from RMB89.5 million for the year ended December 31, 2014 to RMB23.2 million for the year ended December 31, 2015, primarily attributable to decrease in the profits of our joint ventures due to general market conditions.

Share of Profits and Losses of Associates

Our share of profits and losses of associates from continuing operations decreased by 18.8% from RMB350.6 million for the year ended December 31, 2014 to RMB284.6 million for the year ended December 31, 2015, primarily attributable to the decrease of our shareholding in Jiaozuo Wanfang resulting in the loss of control and a decrease in the profits of our associates due to general market conditions.

Income Tax

Our income tax expense from continuing operations was RMB1,074.9 million for the year ended December 31, 2014, whereas we had income tax benefit of RMB230.4 million for the year ended December 31, 2015. This was mainly attributable to the fact that deferred tax assets from accumulated losses and deductible temporary difference were written down during the same period of last year.

Results of Operations

As a result of the foregoing, we had net loss from continuing operations of RMB17,040.7 million for the year ended December 31, 2014, whereas we had net profit from continuing operations of RMB423.7 million for the year ended December 31, 2014.

We had no profit/loss from discontinued operation for the year ended December 31, 2014 and 2015.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenue

Our revenue from continuing operations decreased by 16.3% from RMB169,693.8 million for the year ended December 31, 2013 to RMB141,999.9 million for the year ended December 31, 2014, primarily due to the decrease in selling price and sales volume of our products that resulted from overall competitive factors. Our average selling price of alumina decreased by 1.8% from RMB2,544 per tonne in 2013 to RMB2,498 per tonne in 2014. Our average selling price of primary aluminum decreased by 7.3% from RMB14,612 per tonne in 2013 to RMB13,546 per tonne in 2014.

Cost of Sales

Our cost of sales from continuing operations decreased by 15.3% from RMB166,895.3 million for the year ended December 31, 2013 to RMB141,329.0 million for the year ended December 31, 2014, primarily due to the decrease in production cost and sales volume of our principal products. In 2014, due to decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices, our average cost of alumina per tonne decreased by approximately 5.2% from that in 2013. Our production cost of primary aluminum decreased by 4% from 2013 to 2014, primarily due to decreases in the prices of raw materials, fuel and electricity, and decreases in power and raw material consumption per production unit. In particular, our average annual electricity price decreased by 6.7% from 2013 to 2014.

Selling and Distribution Expenses

Our selling and distribution expenses from continuing operations decreased by 5.9% from RMB1,873.2 million for the year ended December 31, 2013 to RMB1,763.0 million for the year ended December 31, 2014, primarily due to the decrease in shipping and handling costs for our products, as our sales volume decreased in 2014.

General and Administrative Expenses

Our general and administrative expenses from continuing operations increased by 63.8% from RMB2,953.2 million for the year ended December 31, 2013 to RMB4,838.4 million for the year ended December 31, 2014, primarily due to the costs related to the provision of termination and early retirement benefits to early retired employees and those with termination of labor relationship through negotiation in 2014.

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

Impairment Loss on Property, Plant and Equipment

Our impairment loss on property, plant and equipment from continuing operations increased from RMB501.2 million for the year ended December 31, 2013 to RMB5,679.5 million for the year ended December 31, 2014, primarily due to provisions of substantial impairment for certain property, plant and equipment of our Company that resulted from general market factors beyond our control, such as the continuous decrease of aluminum prices and poor market conditions in the photovoltaic and silicon industries that we participate in. The impairments primarily include (i) impairment losses of RMB2,984 million for property, plant and equipment, provided for Chongqing branch with aggregate recoverable amount of RMB3,044 million and impairment loss of RMB110 million for property, plant and equipment for Henan Branch with the recoverable amount of RMB89 million due to operating losses generated at some branches and indicators of impairment are identified for such branches as a result of continuous decrease in the aluminum price, (ii) an aggregate impairment of RMB340 million for property, plant and equipment provided for the six subsidiaries of Ningxia Energy related to photovoltaic industry due to depressed domestic photovoltaic market, with the aggregate recoverable amount of RMB1,382 million, (iii) an aggregate impairment loss of RMB1,140 million for property, plant and equipment relating to silicon industry due to depressed silicon market, with the aggregate recoverable amount of RMB466 million and (iv) an aggregate impairment loss of RMB1,106 million provided for property, plant and equipment that were approved by our Board to be disposed in next year due to no longer being usable, with the aggregate recoverable amount of RMB276 million.

Government Grants

Government grants amounting to RMB824.0 million in the year ended December 31, 2014, slightly increased from RMB805.9 million for the year ended December 31, 2013.

Other Gains, Net

Our net other gains decreased from RMB7,399.3 million for the year ended December 31, 2013 to RMB356.9 million for the year ended December 31, 2014, primarily because we recognized investment gains from the acquisition of Ningxia Energy, losing control of Jiaozuo Wanfang, and disposal of equity interest in a subsidiary in 2013, all of which were one-off in nature, which we did not recognize such gains in 2014. Our gains in 2014 were primarily gains on future, forward and options contracts and gains on financial products, partially offset by losses on disposal of property, plant and equipment and land use rights.

Finance Income

Our finance income from continuing operations increased significantly by 69.9% from RMB616.6 million for the year ended December 31, 2013 to RMB1,047.6 million for the year ended December 31, 2014, due to an increase in interest income of receiveables from disposal of subsidiaries, businesses and assets in 2013.

Finance Costs

Our finance costs from continuing operations increased by 14.8% from RMB5,864.5 million for the year ended December 31, 2013 to RMB6,730.6 million for the year ended December 31, 2014, primarily due to an increase in interest rate of interest-bearing debts.

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

Income Tax

Our income tax expense from continuing operations was RMB339.5 million for the year ended December 31, 2013, whereas we had income tax expense of RMB1,074.9 million for the year ended December 31, 2014. This was mainly attributable to the fact that deferred tax assets recognized in previous years from accumulated losses and deductible temporary differences were written down in 2014.

Results of Operations

As a result of the foregoing, our net profit from continuing operations was RMB555.7 million for the year ended December 31, 2013, whereas we had net loss from continuing operations of RMB17,040.7 million for the year ended December 31, 2014.

Our net profit from discontinued operations was RMB207.1 million for the year ended December 31, 2013, whereas we had no profit/loss from discontinued operation for the year ended December 31, 2014.

As a result, we had net profit of RMB762.8 million for the year ended December 31, 2013, whereas we had net loss of RMB17,040.7 million for the year ended December 31, 2014.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately prepare the accounting for our alumina, primary aluminum, trading, energy and corporate and other operating segment. Unless otherwise indicated, also included in these segments are other revenue derived from activities such as supplying electricity, gas, heat and water to our affiliates, selling scrap and other materials and providing services including transportation and research and development to third parties. For additional information relating to our business segments and segment presentation, see Note 4 to our consolidated financial statements.

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

	Before Elimination of Inter-segment Sales

	Year Ended December 31,

	2013	2014	2015	2015	2015	2015

	RMB	RMB	RMB	US$	%	%
	(in millions, except percentage)

Revenue from continuing operations
Alumina:
External sales	6,703.7	5,853.7	6,632.3	1,023.9	3.9	5.4
Inter-segment sales	27,276.2	24,852.3	26,501.5	4,091.1	15.7

Total	33,979.9	30,706.0	33,133.8	5,115.0	19.6

Primary aluminum:
External sales	32,147.9	30,390.4	28,111.8	4,339.7	16.7	22.8
Inter-segment sales	18,068.0	10,260.1	8,861.4	1,368.0	5.2

Total	50,215.9	40,650.5	36,973.2	5,707.7	21.9

Trading
External sales	125,291.6	100,346.2	84,222.2	13,001.7	49.9	68.2
Inter-segment sales	11,991.9	9,761.8	9,908.9	1,529.7	5.9

Total	137,283.5	110,108.0	94,131.1	14,531.4	55.8

Energy
External sales	4,897.3	5,094.2	4,192.8	647.3	2.5	3.4
Inter-segment sales	261.8	148.1	98.1	15.1	0.1

Total	5,159.1	5,242.3	4,290.9	662.4	2.6

Corporate and others
External sales	653.3	315.4	286.8	44.3	0.2	0.2
Inter-segment sales	135.2	32.5	14.9	2.3	<0.1

Total	788.5	347.9	301.7	46.6	0.2

Total Revenues from continuing operations before inter-segment eliminations	227,426.9	187,054.7	168,830.7	26,063.0	100
Eliminations of inter-segment sales	(57,733.1)	(45,054.8)	(45,384.8)	(7,006.2)	(26.9)

Consolidated total revenues from continuing operations	169,693.8	141,999.9	123,445.9	19,056.8	73.1	100.0

The following table sets forth segment results by segment for the periods indicated:

	Year Ended December 31,

	2013	2014	2015	2015

	RMB	RMB	RMB	US$
	(in millions)

From continuing operations
Alumina:
Revenues	33,979.9	30,706.0	33,133.8	5,115.0
Cost and expenses(1)	(35,780.9)	(36,674.3)	(31,166.7)	(4,811.3)

Segment results(2)	(1,801.0)	(5,968.3)	1,967.1	303.7

Primary aluminum:
Revenues	50,215.9	40,650.5	36,973.2	5,707.7
Cost and expenses(1)	(52,995.9)	(47,017.0)	(38,360.1)	(5,921.8)

Segment results(2)	(2,780.0)	(6,366.5)	(1,386.9)	(214.1)

Trading:
Revenues	137,283.5	110,108.0	94,131.1	14,531.3
Cost and expenses(1)	(136,736.4)	(109,449.3)	(95,365.7)	(14,721.9)

Segment results(2)	547.1	658.7	(1,234.6)	(190.6)

Energy:
Revenues	5,159.1	5,242.3	4.290.9	662.4
Cost and expenses(1)	(4,210.3)	(6,978.7)	(4,365.1)	(673.9)

Segment results(2)	948.8	(1,736.4)	(74.2)	(11.5)

Corporate and others
Revenues	788.5	347.9	301.7	46.6
Cost and expenses(1)	3,379.3	(2,625.4)	432.0	66.7

Segment results(2)	4,167.8	(2,277.5)	733.7	113.3

Elimination(3)	(187.5)	(275.8)	188.2	29.0

Total profit/(loss) from continuing operations before income tax	895.2	(15,965.8)	193.3	29.8

(1)	Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.

(2)	Segment results refer to profit/(loss) before income tax.

(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Alumina Segment

Revenues. Total revenue generated by the alumina segment increased by 7.9% from RMB30,706.0 million for the year ended December 31, 2014 to RMB33,133.8 million for the year ended December 31, 2015, primarily due to increases in the sales volume of our alumina products, resulting from general market conditions.

Revenue from external sales of alumina segment increased by 13.3% from RMB5,853.7 million for the year ended December 31, 2014 to RMB6,632.3 million for the year ended December 31, 2015, primarily due to the increase in the sales volume of alumina.

Revenue from inter-segment sales of alumina segment increased from RMB24,852.3 million for the year ended December 31, 2014 to RMB26,501.5 million for the year ended December 31, 2015.

Cost and expenses. The total cost and expenses for our alumina segment decreased from RMB36,674.3 million for the year ended December 31, 2014 to RMB31,166.7 million for the year ended December 31, 2015, primarily due to a decrease in the prices of materials and energy and improvement in energy efficiency during the manufacturing process.

Segment results. Segment loss for our alumina segment was RMB5,968.3 million for the year ended December 31, 2014, whereas we had segment profit of RMB1,967.1 million for the year ended December 31, 2015. This was mainly attributable to the investment profit from our disposal of Shanxi Huaxing in 2015, which was recognized at its fair value after revaluation and our control of various expenses resulting in a general decrease of our operating costs in 2015. Meanwhile the segment results of our alumina segment in 2014 was influenced by the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment decreased from RMB40,650.5 million for the year ended December 31, 2014 to RMB36,973.2 million for the year ended December 31, 2015, primarily due to decreases in the sales volume and the average selling price of our primary aluminum products.

Revenue from external sales of the primary aluminum segment decreased from RMB30,390.4 million for the year ended December 31, 2014 to RMB28,111.8 million for the year ended December 31, 2015, primarily due to decreases in the sales volume and average selling price of our primary aluminum products.

Revenue from inter-segment sales of primary aluminum segment decreased by 13.6% from RMB10,260.1 million for the year ended December 31, 2014 to RMB8,861.4 million for the year ended December 31, 2015, primarily due to the decrease in the selling price and sales volume.

Cost and expenses. The total cost and expenses for our primary aluminum segment decreased by 18.4% from RMB47,017.0 million for the year ended December 31, 2014 to RMB38,360.1 million for the year ended December 31, 2015, primarily due to the decreases in prices of raw materials and electricity and sales volume of our primary aluminum products.

Segment results. Segment loss for our primary aluminum segment decreased by 78.2% from RMB6,366.5 million for the year ended December 31, 2014 to RMB1,386.9 million for the year ended December 31, 2015. This was mainly attributable to the net profit from disposal of non-current assets in 2015 and the government subsidies. Meanwhile the segment results of our primary aluminum segment in 2014 was influenced by the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits costs in respect of the early retired employees and those with termination of labor relationship through negotiation.

Trading Segment

Revenues. Total revenue generated by the trading segment decreased by 14.5% from RMB110,108.0 million for the year ended December 31, 2014 to RMB94.131.1 million for the year ended December 31, 2015, primarily due to a decrease in volumes and the average selling price of major aluminum products sold through our trading segment.

Revenue from external sales of the trading segment decreased by 16.1% from RMB100,346.2 million for the year ended December 31, 2014 to RMB84,222.2 million for the year ended December 31, 2015. Revenue from external sales of trading segment for the year ended December 31, 2015 included RMB23,294.8 million of external sales of products produced by us and sold through the trading segment and RMB60,927.4 million of external sales of commodities purchased from external sources including alumina, primary aluminum, carbon products, aluminum fabrication products, coal products and non-ferrous metal products.

Revenue from internal sales of the trading segment slightly increased from RMB9,761.8 million for the year ended December 31, 2014 to RMB9,908.9 million for the year ended December 31, 2015.

Cost and expenses. The total cost and expenses for our trading segment decreased by 12.9% from RMB109,449.3 million for the year ended December 31, 2014 to RMB95,365.7 million for the year ended December 31, 2015, primarily due to the decrease in volumes and the average selling price of major aluminum procured and sold through our trading segment.

Segment results. Segment profit for our trading segment was RMB658.7 million for the year ended December 31, 2014, whereas we incurred segment loss for our trading segment of RMB1,234.6 million. This was mainly attributable to the decrease in the selling price of the products and provision of impairment of inventory which has been made accordingly.

Energy Segment

Revenues. Total revenue generated by the energy segment decreased from RMB5,242.3 million for the year ended December 31, 2014 to RMB4,290.9 million for the year ended December 31, 2015, primarily due to the general decrease in coal price and power production.

Revenue from external sales of the energy segment decreased from RMB5,094.2 million for the year ended December 31, 2014 to RMB4,192.8 million for the year ended December 31, 2015.

Revenue from internal sales of the energy segment decreased from RMB148.1 million for the year ended December 31, 2014 to RMB98.1 million for the year ended December 31, 2015.

Cost and expenses. The total cost and expenses for our energy segment decreased from RMB6,978.7 million for the year ended December 31, 2014 to RMB4,365.1 million for the year ended December 31, 2015.

Segment results. Segment loss was decreased from RMB1,736.4 million for the year ended December 31, 2014 to RMB74.2 million for the year ended December 31, 2015. This was mainly attributable to the provision of substantial impairment loss for assets of silicon and photovoltaic industry subsidiaries in 2014.

Corporate and other operating segment

Revenues. Revenue from the corporate and other operating segment decreased by 13.3% from RMB347.9 million for the year ended December 31, 2014 to RMB301.7 million for the year ended December 31, 2015.

Segment results. We had segment loss for the corporate and other operating segment of RMB2,277.5 million for the year ended December 31, 2014, whereas we had segment profit of RMB733.7 million for the year ended December 31, 2015. This was mainly attributable to the investment profits for disposal of Shanxi Huaxing and Jiaozuo Wanfang in 2015.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Alumina Segment

Revenues. Total revenue generated by the alumina segment decreased by 9.6% from RMB33,979.9 million for the year ended December 31, 2013 to RMB30,706.0 million for the year ended December 31, 2014, primarily due to decreases in the sales volume and the average selling price of our alumina products, resulting from general market conditions.

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

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment decreased from RMB50,215.9 million for the year ended December 31, 2013 to RMB40,650.5 million for the year ended December 31, 2014, primarily due to decreases in the sales volume and the average selling price of our primary aluminum products.

Revenue from external sales of the primary aluminum segment decreased from RMB32,147.9 million for the year ended December 31, 2013 to RMB30,390.4 million for the year ended December 31, 2014, primarily due to decreases in the sales volume and average selling price of our primary aluminum products.

Revenue from inter-segment sales of primary aluminum segment decreased by 43.2% from RMB18,068.0 million for the year ended December 31, 2013 to RMB10,260.1 million for the year ended December 31, 2014. Besides the decrease in the selling price and sales volume, this was also attributable to the change in respect of the sales to Chinalco's aluminum fabrication companies from internal trading revenue of 2013 to external trading revenue due to the disposal of aluminum fabrication segments in 2013.

Cost and expenses. The total cost and expenses for our primary aluminum segment decreased by 11.3% from RMB52,995.9 million for the year ended December 31, 2013 to RMB47,017.0 million for the year ended December 31, 2014, primarily due to the decreases in prices of raw materials and electricity and sales volume of our primary aluminum products.

Segment results. Segment loss for our primary aluminum segment increased by 129.0% from RMB2,780.0 million for the year ended December 31, 2013 to RMB6,366.5 million for the year ended December 31, 2014. This was mainly attributable to the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits costs in respect of the early retired employees and those with termination of labor relationship through negotiation, and the reduction in the selling price of our primary aluminum products of about 7%.

Trading Segment

Revenues. Total revenue generated by the trading segment decreased by 19.8% from RMB137,283.5 million for the year ended December 31, 2013 to RMB110,108.0 million for the year ended December 31, 2014, primarily due to a decrease in volumes of major aluminum products sold through our trading segment.

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

Energy Segment

Revenues. Total revenue generated by the energy segment increased from RMB5,159.1 million for the year ended December 31, 2013 to RMB5,242.3 million for the year ended December 31, 2014, primarily due to an increase in the coal production by Ningxia Energy.

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

Segment results. Segment profit for our energy segment was RMB948.8 million for the year ended December 31, 2013, whereas we had segment loss of RMB1,736.4 million for the year ended December 31, 2014. This was mainly attributable to the provision of substantial impairment loss for assets of silicon and photovoltaic industry subsidiaries in 2014.

Corporate and other operating segment

Revenues. Revenue from the corporate and other operating segment decreased by 55.9% from RMB788.5 million for the year ended December 31, 2013 to RMB347.9 million for the year ended December 31, 2014.

Segment loss. Segment profit for the corporate and other operating segment was RMB4,167.8 million for the year ended December 31, 2013, whereas we had segment loss of RMB2,277.5 million for the year ended December 31, 2014, mainly because we recognized significant investment gains from disposal and deemed disposal of subsidiaries in 2013, whereas we did not recognize such gains in 2014.

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

As of December 31, 2015, our current assets amounted to RMB64,169.2 million, representing a slight increase of 0.9% from RMB63,596.3 million as of December 31, 2014. As of December 31, 2015, our trade and notes receivable amounted to RMB5,151.0 million, representing a decrease of 3.4% from RMB5,332.5 million as of December 31, 2014. As of December 31, 2015, our restricted cash and cash and cash equivalents balance amounted to RMB22,487.8 million, representing an increase of 25.4% from RMB17,932.2 million as of December 31, 2014, primarily due to an increase in cash and cash equivalents. As of December 31, 2015, our other current assets amounted to RMB15,847.3 million, representing an increase of 21.6% from RMB13,031.7 million as of December 31, 2014, primarily due to an increase in receivables from the disposal of equity interests in Shanxi Huaxing and a property in Hong Kong to Chalco Assets Holdings in 2015, as well as our entrusted loans and loans receivables from third parties increased in 2015.

As of December 31, 2015, our current liabilities amounted to RMB80,937.4 million, representing a decrease of 22.5% from RMB104,422.2 million as of December 31, 2014. Our current liabilities decreased primarily due to the decrease of our interest-bearing loans and borrowings.

As of December 31, 2015, our net current liabilities amounted to RMB16,768.2 million, representing a decrease of 58.9% from RMB40,825.9 million as of December 31, 2014. As of December 31, 2015, our current ratio (current assets/current liabilities) was 0.79, compared with 0.61 as of December 31, 2014. Our quick ratio ((current assets - inventories - prepayments)/current liabilities) was 0.50 as of December 31, 2015, compared with 0.36 as of December 31, 2014.

We have considered our available sources of funds as follows:

-	Our expected net cash inflows from operating activities in 2016;

-

As of December 31, 2015, we had total banking facilities of approximately RMB138,392 million, of which RMB67,620 million had been utilized and unutilized banking facilities amounted to RMB76,657 million as of December 31, 2015, among which, banking facilities of approximately RMB63,877 million will be subject to renewal during the next 12 months from January 1, 2016. We are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing; and

-	Other available sources of financing from banks and other financial institutions based on our good credit history.

We believe that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board therefore continues to adopt the going concern basis in preparing these financial statements.

Cash Flows and Working Capital

The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

	Year Ended December 31,

	2013	2014	2015	2015

	RMB	RMB	RMB	US$
	(in millions)

Net cash flows generated from operating activities	8,281.4	13,818.8	7,231.5	1,116.4
Net cash flows (used in)/generated from investing activities	(7,686.1)	(4,921.3)	2,952.6	455.8
Net cash flows generated from/(used in) financing activities	1,728.3	(4,016.5)	(5,814.2)	(897.6)

Net increase in cash and cash equivalents	2,323.6	4,881.0	4,369.9	674.6

Net Cash Flows Generated from Operating Activities

For the year ended December 31, 2015, we had cash inflows before changes in working capital but after adjustment for non-cash items and non- operating cash outflows of RMB7,345.8 million and net cash generated from operation activities of RMB7,231.5 million. The adjustment consisted primarily of non-cash and non-operating activities items such as interest expense of RMB5,949.7 million, gains on disposal of Shanxi Huaxing of RMB2,588.1 million, gains on disposal of Jiaozuo Wanfang of RMB832.3 million, gains on disposal aluminum production buildings and properties of Guizhou Branch of RMB1,364.8 million, gains on disposals of land use right of Gansu Hualu of RMB375.0 million, gains on disposal Hong Kong property of RMB209.7 million, impairment loss of property, plant and equipment of RMB10.0 million and depreciation of property, plant and equipment of RMB6,868.9 million and inflows of RMB162.8 million for changes in working capital and outflows of income tax of RMB277.1 million. The inflows from changes in working capital consisted primarily of (i) decrease in inventories of RMB1,954.2 million and (ii) increase in other payables and accrued liabilities of RMB1,019.3 million, partially offset by an increase in other current assets of RMB769.2 million.

For the year ended December 31, 2014, we had cash inflows before changes in working capital but after adjustment for non-cash items and non- operating cash outflows of RMB2,879.4 million and net cash generated from operation activities of RMB13,818.8 million. The adjustment consisted primarily of non-cash and non-operating activities items such as interest expense of RMB6,720.1 million, impairment loss of property, plant and equipment of 5,679.5 million and depreciation of property, plant and equipment of RMB6,967.8 million and inflows of RMB11,248.1 million for changes in working capital and outflows of income tax of RMB308.7 million. The inflows from changes in working capital consisted primarily of (i) increase in trade and notes payables of RMB3,296.9 million, (ii) decrease in other current assets of RMB3,158.1 million and (iii) increase in other payables and accrued liabilities of RMB2,745.7 million, partially offset by an increase in restricted cash of RMB615.4 million.

For the year ended December 31, 2013, we had cash inflows before changes in working capital but after adjustment for non-cash items and non- operating cash outflows of RMB6,554.5 million and net cash generated from operation activities of RMB8,281.4 million. The adjustment consisted primarily of non-cash items such as interest expense of RMB6,134.5 million and depreciation of property, plant and equipment of RMB6,969.1 million and inflows of RMB2,080.0 million for changes in working capital and outflows of income tax of RMB353.1 million. The inflows from changes in working capital consisted primarily of (i) increase in trade and notes payables of RMB5,784.1 million and (ii) increase in other payables and accrued liabilities of RMB4,005.1 million, partially offset by increase in trade and notes receivables of RMB4,045.3 million and increase in other current assets of RMB2,541.6 million.

Net Cash Flows Used in / Generated From Investing Activities

We had net cash flows generated from investing activities of RMB2,952.6 million for the year ended December 31, 2015, whereas the net cash flows used in investing activities was RMB4,921.3 million for the year ended December 31, 2014. This was primarily due to the proceeds we received from disposal of a joint venture and associate of RMB1,858.0 million and disposal of financial products of RMB4,410.8 million.

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

Net Cash Flows Used in / Generated from Financing Activities

Net cash flows used in financing activities of RMB5,814.2 million for the year ended December 31, 2015, representing a increase of net cash outflows of RMB1,797.7 million from the net outflows of RMB4,016.5 million for the year ended December 31, 2014, mainly attributable to increase in cash outflows for repayment of short-term bonds and medium-term notes. Our net cash used in financing activities for the year ended December 31, 2015 consisted primarily of repayments of short-term and long-term loans of RMB59,196.8 million, repayments of short-term bonds and medium-term notes of RMB32,000.0 million and interest payments of RMB6,041.8 million, partially offset by drawdown of short-term and long-term loans of RMB55,456.2 million, issuance of A shares of RMB7,897.5 million, and issuance of senior perpetual securities of RMB2,000.0 million.

Net cash flows used in financing activities of RMB4,016.5 million for the year ended December 31, 2014, representing a decrease of cash inflows of RMB5,744.8 million from the net inflows of RMB1,728.3 million for the year ended December 31, 2013, mainly attributable to the continuous improvement of cash flows from operating activities and decrease in financing scale and repayment of interest-bearing loans and borrowings accordingly. Our net cash used in financing activities for the year ended December 31, 2014 consisted primarily of repayments of short-term and long-term loans of RMB70,276.8 million, repayments of short-term bonds and medium-term notes of RMB26,700.0 million and interest payments of RMB6,763.2 million, partially offset by drawdown of short-term and long-term loans of RMB60,417.6 million, issuance of short-term bonds and medium-term notes of RMB34,893.0 million, and issuance of senior perpetual securities of US$400 million, equivalent to RMB2,461.8 million.

Net cash flows generated from financing activities decreased significantly from RMB20,429.0 million for the year ended December 31, 2012 to RMB1,728.3 million for the year ended December 31, 2013, primarily due to the increase in the repayments of short-term and long-term loans. Our net cash generated from financing activities for the year ended December 31, 2013 consisted primarily of drawdown of short-term and long-term loans of RMB98,315.7 million, issuance of short-term bonds and medium-term notes of RMB22,936.1 million and issuance of senior perpetual securities of US$350 million, equivalent to RMB2,122.6 million, partially offset by repayments of short-term and long-term loans of RMB90,666.0 million and repayments of short-term bonds and medium-term notes of RMB24,500.0 million.

Loans and Borrowings

During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2015, our gearing ratio (net debts/total capital attributable to owners of the parent as defined in Note 37.3 to our audited consolidated financial statements) was approximately 75% as compared with approximately 83% as of December 31, 2014.

	As of December 31,

	2014	2015	2015

	RMB	RMB	US$
	(in millions)

Short-term loans and borrowings
Short-term bank and other loans	40,984.4	34,749.3	5,364.4
Short-term bonds	23,536.4	6.663.7	1,028.7
Current portion of finance lease payable	269.5	1.511.2	233.3
Current portion of medium-term notes	3,995.8	6.896.2	1,064.6
Current portion of long-term bank and other loans	6,572.9	4.602.5	710.5

Sub-total	75,359.0	54.422.9	8,401.5

Long-term loans and borrowings
Finance lease payable	1,429.4	6,656.0	1,027.5
Long-term bank and other loans	31,946.3	32,367.6	4,996.7
Medium-term notes and bonds and long-term bonds	22,231.7	27.712.0	4,278.0
Less:
Current portion of medium-term notes	(3,995.8)	(6,896.2)	(233.3)
Current portion of long-term bank and other loans	(6,572.9)	(4.602.5)	(1,064.6)
Current portion of finance lease payable	(269.5)	(1,511.2)	(710.5)

Sub-total	44,769.2	53,725.7	8,293.8

Total borrowings	120,128.2	108,148.6	16,695.3

Less: Bank balances and cash	(17,932.2)	(22,487.9)	(3,471.5)

Net	102,196.0	85,660.7	13,223.8

Bank and Other Loans

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2015 was 5.12%. Our short-term bank and other loans will mature within one year.

The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2015 was 5.51%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2015:

	As of December 31, 2015

	RMB	US$

	(in millions)

Within 1 year	4,602.5	710.5
Between 1 and 2 years	4,865.5	751.1
Between 2 and 5 years	13,785.7	2,128.2
Over five years	9,113.9	1,406.9

Total	32,367.6	4,996.7

As of December 31, 2015, we had secured loans of RMB16,405 million (including long-term and short-term loans). As of December 31, 2015, long-term loans and borrowings amounting to RMB11,266 million (current portion of RMB882 million and non-current portion of RMB10,384 million) were secured by the contractual right to charge users for electricity generated and no short-term loans and borrowings were secured by letters of credit.

As of December 31, 2015, we had foreign currency denominated loans with principal amount of RMB23 million in Japanese Yen and RMB3,711 million in U.S. dollars.

Notes and Bonds

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium- term notes as of December 31, 2015:

	Face value/ maturity	Effective interest rate	December 31, 2015

	(RMB in thousand)

2007 long-term bonds	2,000,000/2017	4.64%	1,996,270
2011 medium-term notes	4,900,000/2016	6.03%	4,898,376
2015 medium-term notes	3,000,000/2018	5.53%	2,981,028
2015 medium-term notes	1,500,000/2018	5.01%	1,487,994
2012 Ningxiz Energy medium-term bonds	400,000/2017	6.06%	400,000
2012 medium-term bonds	3,000,000/2017	5.77%	2,992,788
2013 medium-term bonds	3,000,000/2018	5.99%	2,987,271
2013 medium-term bonds	2,000,000/2016	5.99%	1,997,805
2014 medium-term bonds	3,000,000/2017	7.35%	2,988,140
2015 medium-term bonds	3,000,000/2018	6.11%	2,993,630
2015 medium-term bonds	2,000,000/2018	6.08%	1.988,550

Total			27,711,852

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2015:

	Face value/ maturity	Effective interest rate	December 31, 2015

	(RMB in thousand)

2015 short-term bonds	3,000,000/2016	4.15%	3,045,981
2015 short-term bonds	3,000,000/2016	3.85%	3,017,741
2015 short-term bonds	600,000/2016	3.35%	600,000

Total			6,663,722

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

On October 27, 2015, we issued RMB2,000 million perpetual medium-term notes at an initial distribution rate of 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from issuance of the 2015 Perpetual Medium-term Notes is RMB2,000 million. The proceeds will be used for repayments of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes are paid annually in arrears from October 29, 2015 and may be deferred at our discretion. The 2015 Perpetual Medium-term Notes have no fixed maturity and are callable only at our option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 per cent, (b) the China Treasury Rate, and (c) a margin of 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company.

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

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures by operating segment for continuing operations and discontinued operation for the years ended 2013, 2014 and 2015, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:

	Year Ended December 31

	2013		2014		2015

	RMB	%	RMB	%	RMB	%

	(in millions, except percentage)

Continuing operations
Alumina	4,217.7	42.6	3,518.0	41.8	5,117.3	52.8
Primary aluminum	3,316.5	33.5	2,323.1	27.6	1,997.2	20.6
Trading	46.3	0.5	119.0	1.4	17.5	0.2
Energy	2,059.9	20.8	2,373.9	28.2	2,411.6	24.9
Corporate and others	130.6	1.3	82.0	1.0	144.1	1.5
Discontinued operation	135.3	1.3	−	−	-	-

Total	9,906.3	100.0	8,416.0	100.0	9,687.7	100.0

In 2015, we spent approximately RMB9,688 million of our capital expenditures (excluding equity interest investments) primarily in construction of mining areas, capacity expansion and technology upgrading, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

Our capital expansion plan for 2016 requires a total of approximately RMB9.0 billion in capital expenditures for construction of mining areas, capacity expansion and technology upgrading, which will be spent in Sanmenxia mining project and Wangwa mining project.

As of December 31, 2015, our Group's contractual but not provided capital commitment to fixed assets investment amounted to RMB7,771 million.

As of December 31, 2015, our commitment under operating leases amounted to RMB17,817.3 million, of which amount payable within one year was RMB561.0 million, amount payable from one to five years was RMB2,167.7 million and amount payable after five years was RMB15,088.6 million.

As of December 31, 2015, our commitments to make capital contribution to our associates and joint ventures amounted to RMB1,737.3 million, comprised of the capital contributions of RMB752.5 million to Guangxi Huazheng Aluminum Co., Ltd., RMB320 million to Huaneng Ningxia Energy Co., Ltd., RMB244.8 million to Yinxing Power, RMB370 million to China rare-earth, RMB22 million to Guangxi Huazhong and RMB28 million to Shanxi Chalco Taiyue New Materials Co., Ltd., respectively.

We expect to use primarily operating cash flow in meeting such commitments with the shortfall to be satisfied by proceeds of bank loans, short-term and long-term bonds and medium-term notes.

C.	RESEARCH AND DEVELOPMENT

Our department of science and technology management coordinates the research and development efforts undertaken at our Zhengzhou Institute and technology centers at our plants. The Zhengzhou Institute, the only organization in China dedicated to aluminum smelting research, is responsible for the research and development of technologies for our operations. The technology centers at our plants focus on providing engineering solutions and applying our developed technologies. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

Our total expenditure for research and development for continuing operations was approximately RMB193.6 million, RMB293.8 million and RMB168.8 million for 2013, 2014 and 2015, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE-SHEET ARRANGEMENTS

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2015:

s
	Payment due by period

	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter

	(RMB in millions)

Finance lease payable, including current portion	7,369.8	1,815.7	1,803.1	3,751.0	−
Long-term bank and other loans, including current portion	32,367.6	4,602.5	4,865.5	13,785.7	9,113.9
Long-term bonds	2,000.0	−	2,000.0	-	−
Medium-term notes and bonds, including current portion	25,800.0	6,900.0	6,400.0	12,500.0	−
Short-term bonds	6,600.0	6,600.0	-	-
Short-term bank and other loans	34,749.3	34,749.3	-	-
Interest payables for borrowings	15,814.1	5,489.3	2,057.9	3,110.3	5,156.6
Financial liabilities at fair value through profit or loss	161.7	161.7	-	-	-
Financial liabilities included in other current payables and accrued liabilities	7,712.3	7,712.3	-	-	-
Financial liabilities included in other non-current liabilities	973.4	-	150.3	437.1	386.0
Trade and notes payables	14,506.1	14,506.1	-	-	-

Subtotal	148,054.3	82,536.9	17,276.8	33,584.1	14,656.5

Capital commitments	7,770.9	N/A	N/A	N/A	N/A
Commitments for capital contribution	1,737.3	N/A	N/A	N/A	N/A

Total	157,562.5

G.	Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

The fifth session of our Board currently consists of nine directors, including three executive directors, three non-executive director and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2015 and up to date of this Annual Report.

Name	Age	Positions with the Company

Executive Directors(1)
Ge Honglin(2)	59	Executive Director and Chairman of the Board (resigned)
Luo Jianchuan(3)	52	Executive Director and President (resigned)
Ao Hong	54	Executive Director and President
Liu Xiangmin	53	Executive Director and Senior Vice President
Jiang Yinggang	52	Executive Director and Vice President

Non-executive Directors(4)
Yu Dehui	56	Non-executive Director and Chairman of the Board
Liu Caiming	53	Non-executive Director
Wang Jun	50	Non-executive Director

Independent Non-executive Directors
Ma Si-hang, Frederick(5)	64	Independent Director (resigned)
Wu Zhenfang(6)	64	Independent Director (resigned)
Wu Jianchang(7)	76	Independent Director (resigned)
Chen Lijie	61	Independent Director
Hu Shihai	61	Independent Director
Lie-A-Cheong Tai Chong	56	Independent Director

(1)	Mr. Ge Honglin resigned from the positions of executive Director and Chairman of the Board on February 16, 2016. As of the date of this annual report, we had three executive Directors.

(2)

Due to other work commitment, Mr. Ge Honglin resigned from the positions of executive Director and chairman of the Company, with effect from February 16, 2016. On February 16, 2016, Mr. Ao Hong was elected by more than half of the Directors of the Company to perform the duties of the chairman of the Board (including but not limited to convening and presiding over meetings of the Board, presiding over the general meetings and executing relevant documents, etc.) during the period after the resignation of Mr. Ge until the new Chairman of the Board was elected by the Company in April 2016.

(3)

Due to other work commitment, Mr. Luo Jianchuan resigned from the positions of executive Director and president of the Company, with effect from November 20, 2015. Mr. Ao was appointed as the president of the Company at the 24th meeting of the fifth session of the Board of the Company on November 20, 2015.

(4)

Mr. Yu Dehui was elected as a non-executive Director at the 2016 First Extraordinary General Meeting on April 8 2016 , and elected as the Chairman of our Board at the 31st meeting of the fifth session of the Board of the Company on the same day. As of the date of this annual report, we had three non-executive Directors.

(5)	Due to other business commitment, Mr. Ma Si-hang, Frederick resigned from the position of independent non-executive Director of the Company, with effect from December 29, 2015.

(6)

Mr. Wu Zhenfang was subject to an investigation by the competent authority on April 2, 2015. Mr. Wu Zhengfang promptly resigned from the position as independent non-executive director and member of the audit committee, member of the nomination committee, chairman of the remuneration committee and member of the developing and planning committee of the Board on April 2, 2015.

(7)	Due to his age, Mr. Wu Jianchang resigned from the position of independent director of the Company, with effect from February 26, 2015.

Executive Directors

Ao Hong, aged 54, serves as an executive director and the president of our Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd., the chairman of Guorui Electronics Co., Ltd., the chairman of Guowei Silver Anticorrosive Materials Company in Hong Kong and a deputy general manager of Aluminum Corporation of China ("Chinalco"). During this period, he also successively served as the chairman of the supervisory committee of the Company, the dean of Chinalco Research Institute of Science and Technology and the chairman of China Rare Earth Co., Ltd.. Mr. Ao has been serving as the President of the Company since 20 November 2015, and as an executive Director of the Company since 29 December 2015.

Liu Xiangmin, aged 53, serves an executive director on our Board and our senior vice president. He has been employed by us since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of our Zhongzhou Branch and our vice president.

Jiang Yinggang, aged 52, has served as an executive director on our Board and has been our vice president since 2007. He has been employed by us since 2001. On June 27, 2013, Mr. Jiang was elected as an executive director on our Board. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of nonferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy general manager and general manager of Qinghai Aluminum Company Limited, and general manager of our Qinghai branch.

Non-Executive Directors

Yu Dehui, aged 56, has been serving as the chairman of our Board and a non-executive director on our Board since April 8, 2016. He graduated from Ecole des Hautes Etudes en Sciences Sociales (EHESS) and School of Economics of Paris University Nanterre, majoring in development economics, with a doctoral degree in economics, and he has been a professor. Mr. Yu has extensive experience in various aspects such as energy, non-ferrous metals, economics and management. He successively served as the general director for technology of SPEIC, the general director of the department of science, technology and standards of the State Environmental Protection Administration. And he had also served as a deputy mayor of Baotou City, a vice governor of the government of the Inner Mongolia Autonomous Region, a vice president of China Power Investment Corporation, and a vice president of State Power Investment Corporation. Mr. Yu currently also serves as the president, and a director of the board, of Aluminum Corporation of China.

Liu Caiming, aged 53, serves as a non-executive Director on our Board. He has been employed by us since 2011. He resigned in 2014 and was re-appointed in 2015. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Nonferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province and director of SASAC Yunnan. From January 2007 to February 2011, Mr. Liu acted as deputy general manager of Chinalco, during which he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd., and president of China Copper Co., Ltd. He acted as our senior vice president and chief financial officer of since February 23, 2011 and as our executive director of since May 31, 2011. Mr. Liu resigned as our executive director, chief financial officer and senior vice president and was re-designated as non-executive Director on March 8, 2013. He resigned as our non-executive director on March 18, 2014 and was re-appointed as non-executive director on our Board on February 26, 2015.

Wang Jun, aged 50, has been serving as a non-executive director on our Board since June 27, 2013. Mr. Wang graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction. He has extensive experience in financial and corporate management. Mr. Wang formerly served as engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co. Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Independent Non-Executive Directors

Chen Lijie, aged 61, has been serving as an independent non-executive Director since February 26, 2015. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She successively acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Hu Shihai, aged 61, has been serving as an independent non-executive Director since June 25, 2015. Mr. Hu was graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant, deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant, manager of the production department and assistant to the general manager of Huaneng Power International, Inc. and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group.

Lie-A-Cheong Tai Chong, David, aged 56, has been serving as an independent non-executive Director since December 29, 2015. He is honored with the Silver Bauhinia Star (SBS), Officier de l'Ordre National du Merite and Justice of Peace. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convener cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("HKSAR"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, the chairman of the Hong Kong-Taiwan Business Co-operation Committee, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited, a listed company in Hong Kong.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Zhao Zhao, Mr. Yuan Li and Mr. Wang Jun. Mr. Zhao Zhao was elected at the 2012 annual general meeting held on June 27, 2013 with a term of office expiring at the conclusion of the annual general meeting for the year 2015. Mr. Yuan Li's terms of office was renewed on June 27, 2013. Mr. Zhang Zhankui resigned from the position of supervisor of the Company, with effect from November 13, 2015. Mr. Zhang Zhankui was appointed as the chief financial officer of the Company on November 13, 2015. Mr. Wang Jun was elected at the 2015 second extraordinary general meeting held on December 29, 2015.

The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2015 and up to the date of this Annual Report.

Name	Age	Positions with the Company

Zhao Zhao	53	Chairman of Supervisor Committee
Yuan Li	57	Supervisor
Zhang Zhankui(1)	57	Supervisor (resigned)
Wang Jun	45	Supervisor

(1)

Due to work commitment, Mr. Zhang Zhankui resigned from the position of supervisor of the Company, with effect from November 13, 2015. Mr. Zhang Zhankui was appointed as the chief financial officer of the Company on November 13, 2015 and the secretary of the Board on March 17, 2016.

Zhao Zhao, aged 53, has been serving as the chairman of our supervisory committee since June 27, 2013. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, supervision and discipline inspection, auditing and etc. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C. (Youth League Committee) directly under Ministry of Communications, head of publicity department of Y.L.C of Central Government institutions, head of office of Youth League Working Committee of Central Government institutions, standing deputy head of Guoqing Productivity Center, deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary of Central Enterprises Youth League Working Committee, deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council, secretary of Central Enterprises Youth League Working Committee and president of Central Enterprises Youth Union.

Yuan Li, aged 57, serves as a supervisor of the Company through employees' election. Mr. Yuan has been serving our Company since 2001 and has extensive administrative and managerial experience. He had successively served as the manager of the General Management Office, deputy head of the office and head of Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, head of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry; and deputy head of the Department of Political and Labour Affairs and Head of the Political Party Department of Chinalco and the general manager of our corporate culture department.

Wang Jun, aged 45, has been serving as a supervisor of Supervisory Committee of the Company since December 29, 2015. He obtained a master's degree in business administration from Tsinghua University. He is a senior accountant, and has extensive experience in corporate financial accounting, fund management and auditing. Mr. Wang successively served as the deputy manager and manager of treasure management division of finance department of Aluminum Corporation of China, the general representative of the Peru office of Aluminum Corporation of China, a director and senior auditing manager of Minera Chinalco Perú S.A., the chief financial officer and the manager of finance department of Chinalco Resources Corporation, the chief financial officer of China Aluminum International Engineering Co., Ltd., an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited. Mr. Wang currently serves as the deputy chief accountant, general manager of finance department and capital operating department of Aluminum Corporation of China. He is also a director of China Aluminum International Engineering Corporation Limited and a director and the president of Aluminum Corporation of China Overseas Holdings Limited.

Senior Management

The table and discussion below set forth certain information concerning other member of senior management during the year ended December 31, 2015 and up to the date of this Annual Report.

Name	Age	Positions with the Company

Qiao Guiling(1)	47	Vice President (resigned)
Xie Weizhi(2)	51	Vice President and Chief Financial Officer (resigned)
Xu Bo(3)	51	Vice President (in office) and Secretary to the Board (resigned))
Zhang Zhankui(4)	57	Chief Financial Officer and Secretary to the Board

(1)	Due to other work commitment, Ms. Qiao Guilin resigned from the position of vice president of the Company, with effect from February 16, 2016.

(2)	Due to other work commitment, Mr. Xie Weizhi resigned from the position of vice president and chief financial officer of the Company, with effect from November 13, 2015.

(3)	Due to other work commitment, Mr. Xu Bo resigned from the positions of the secretary of the Board, with effect from March 17, 2016. Mr. Xu Bo still serves as a vice president of the Company.

(4)

Due to work commitment, Mr. Zhang Zhankui resigned from the position of supervisor of the Company, with effect from November 13, 2015. Mr. Zhang Zhankui was appointed as the chief financial officer of the Company on November 13, 2015 and the secretary of the Board on March 17, 2016.

Xu Bo, aged 51, vice president of the Company, serving the Company since March 2011. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation; deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive-director and general manager of Chalco Energy Co., Ltd. Mr. Xu has served as the Company Secretary (Secretary to the Board) since 9 May 2013, and resigned on 17 March 2016.

Zhang Zhankui, aged 57, has been working as the chief financial officer of the Company since November 13, 2015, and the Company Secretary (Secretary to the Board) since 17 March 2016. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Techindustry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head and head of the Finance Department of Aluminum Corporation of China. Mr. Zhang had been serving as a Supervisor of the Company since 2006 and resigned on 13 November 2015.

B.	COMPENSATION

Executive Compensation

Executive directors are entitled to a director's fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director's fees. The aggregate amount of cash compensation paid by us to our directors in 2015 for services performed in connection with their respective capacities above was approximately RMB1.4 million. The aggregate amount of cash compensation paid by us to our senior management who are not members of our Board in 2015 was approximately RMB2.1 million, respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. Directors receive fees for their services. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2015 are as follows:

Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total

	RMB('000)	RMB('000)	RMB('000)	RMB('000)	RMB('000)

Executive Directors
Ge Honglin (resigned)	-	-	-	-	-
Ao Hong	-	-	-	-	-
Luo Jianchuan (resigned)	-	-
Liu Xiangmin	-	-	-	-	-
Jiang Yinggang	-	643.0	-	70.0	713.0

Non-Executive Directors
Liu Caiming	-	-	-	-	-
Wang Jun	150.0	-	-	-	150.0

Independent Non-Executive Directors
Ma Si-hang, Frederick (resigned)	192.0	-	-	-	192.0
Wu Zhenfang (resigned)	47.0	-	-	-	47.0
Chen Lijie	162.0	-	-	-	162.0
Hu Shihai	102.0	-	-	-	102.0
Lie-A-Cheong Tai Chong, David	-	-	-	-	-
Wu Jianchang (resigned)	-	-	-	-	-

	653.0	643.0	-	70.0	1,366.0

Supervisors
Zhao Zhao	-	-	-	-	-
Yuan Li	-	500.0	-	70.0	570.0
Zhang Zhankui (resigned)	-	-	-	-	-

Wang Jun	-	500.0	-	70.0	570.0

Total	653.0	1,143.0	-	140.0	1,936.0

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

Name	Held Position Since	Expiration of Term

Ao Hong	December 29, 2015	June 2016
Liu Xiangmin	June 27, 2013	June 2016
Jiang Yinggang	June 27, 2013	June 2016

Yu Dehui	April 8, 2016	June 2016
Liu Caiming	February 26, 2015	June 2016
Wang Jun	June 27, 2013	June 2016

Chen Lijie	February 26, 2015	June 2016
Hu Shihai	June 25, 2015	June 2016
Lie-A-Cheong Tai Chong, David	December 29, 2015	June 2016

Audit Committee

As at the date of this Annual Report, our audit committee consists of three independent non-executive directors, namely, Mr. Lie-A-Cheong Tai Chong, David, Mr. Hu Shihai and Ms. Chen Lijie. Mr. Lie-A-Cheong Tai Chong, David is the chairman of the audit committee. Mr. Ma Si-hang, Frederick served as the chairman of our audit committee before he resigned from the position as independent non-executive director on December 29, 2015. Mr. Wu Zhenfang served as a member of our audit committee before he resigned from this position on April 2, 2015 when he became subject to an investigation by the competent authority.

The primary duties of our audit committee as set out in the committee charter include proposing to engage or replace the auditor, supervising our internal audit and its implementation, being responsible for the communication between the internal audit and external audit, auditing our financial information and its disclosure, reviewing the Company's financial control, internal control and risk management systems, studying on our other relevant professional matters, and putting forward suggestions for the decisions of the Board for reference.

Remuneration Committee

As at the date of this Annual Report, our remuneration committee consists of two independent non-executive directors, Mr. Hu Shihai, Mr. Lie-A-Cheong Tai Chong, David and a non-executive director, Mr. Liu Caiming. Mr. Hu Shihai is the chairman of the remuneration committee. Mr. Ma Si-hang, Frederick served as a member of our remuneration committee before he resigned from the position as a independent non-executive director on December 29, 2015. Mr. Wu Zhenfang served as the chairman of our remuneration committee before he resigned from this position on April 2, 2015.

The primary duties of our remuneration committee as set out in the committee charter include preparing the remuneration management scheme and remuneration proposal for directors, employee-representative supervisors and senior management, and providing suggestions to the Board; preparing measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and providing suggestions to the Board; monitoring the implementation of the remuneration system of our Company; and reviewing senior management's fulfilment of duties and conduct performance assessment; and other functions and authorities delegated by the Board. In 2015, the remuneration committee convened at one meeting, to consider and approve remuneration standards for 2015 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

As at the date of this Annual Report, our nomination committee consists of one executive director, namely Mr. Ao Hong, and three independent non-executive directors, namely Mr. Lie-A-Cheong Tai Chong, David. Mr. Hu Shihai and Ms. Chen Lijie. Mr. Ge Honglin served as the chairman of our nomination committee before he resigned as executive director on February 16, 2016. Mr. Luo Jianchuan served as a member of our nomination committee before he resigned as executive director on November 20, 2015. The position of the chairman of the committee is temporarily vacant.

The primary duties of our nomination committee as set out in the committee charter include studying the selection standards and procedures for directors, senior management and members of special committees under the Board and providing suggestions to the Board; reviewing the qualification of candidates for directors, senior management and members of special committees under the Board and provide advices on inspection and appointment; to assess the independence of independent non-executive directors; and other functions and authorities delegated by the Board.

We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee which must be composed entirely of independent directors.

Development and Planning Committee

As at the date of this Annual Report, our development and planning committee consists of two executive directors, namely Mr. Ao Hong, Mr. Jiang Yinggang, and one independent non-executive directors, namely Mr. Hu Shihai. The position of the chairman of the committee is temporarily vacant. Mr. Ge Honglin served as the chairman of our development and planning committee before he resigned as executive director on February 16, 2016. Mr. Luo Jianchuan served as a member of our development and planning committee before he resigned on November 20, 2015. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.

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

Supervisory Committee

Our supervisory committee consists of three supervisors, namely Mr. Zhao Zhao, as our shareholder representative supervisor and chairman of our supervisory committee, Mr. Zhang Zhankui (Mr. Zhang Zhankui resigned on November 13, 2015 and Mr. Wang Jun was appointed as a member of the Supervisory Committee of the fifth session of the Board by the Company at the 2015 second extraordinary general meeting held on December 29, 2015) and Mr. Yuan Li, as the employee representative supervisor. The term of all member of the supervisory committee of our Company will expire upon conclusion of the 2015 annual general meeting. Following are the primary duties of our supervisory committee:

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

As of December 31, 2013, 2014 and 2015, we had 90,207, 75,749 and 70,368 employees, respectively. The number of our employees decreased from 2014 to 2015, which was mainly due to the termination of labor relationship through negotiation, retirement and personnel reposition. The table below sets forth the number of our employees by function as of the periods indicated:

	As of December 31,

	2013		2014		2015

		(%)		(%)		(%)

Function
Alumina production	50,970	56.5	31,456	41.53	29,347	41.71
Primary aluminum production	29,158	32.3	28,010	36.98	26,224	37.27
Mining	3,698	4.1	3,106	4.1	2,885	4.1
Research and development	779	0.9	680	0.90	1,056	1.5
Sales and marketing	659	0.7	561	0.74	521	0.74
Energy	-	-	7,755	10.24	6,543	9.30
Management and others(1)	4,943	5.5	4,181	5.51	3,792	5.38

Total	90,207	100.0	75,749	100.0	70,368	100

(1)	Excluding our management personnel for alumina production, primary aluminum production and aluminum fabrication.

Location	Employees	% of Total

Shandong	9,102	12.95
Chalco Shandong	7,249	10.32
Shandong Huayu	1,853	2.63
Henan	11,873	16.87
Henan branch	6,558	9.32
Chalco Zhongzhou	4,662	6.63
Zhengzhou Institute	653	0.92
Guizhou	6,786	9.64
Guizhou branch	4,704	6.68
Zunyi Aluminum	974	1.38
Zunyi Alumina	1,108	1.58
Guangxi	3,879	5.51
Guangxi branch	3,879	5.51
Shanxi	12,610	17.92
Shanxi branch	8,443	12.00
Shanxi Huasheng	1,717	2.44
Shanxi Huaze	1,662	2.36
Shanxi Huaxing	788	1.12
Gansu	6,676	9.49
Lanzhou branch	2,890	4.11
Gansu Hualu	1,381	1.96
Liancheng branch	2,405	3.42
Liaoning	1,493	2.12
Fushun Aluminum	1,493	2.12
Qinghai	3,577	5.08
Qinghai branch	3,577	5.08
Chongqing	873	1.24
Chongqing branch	873	1.24
Inner Mongolia	5,266	7.48
Baotou Aluminum	5.266	7.48
Ningxia	6,451	9.17
Ningxia Energy	6,451	9.17
Others (including employees of subsidiaries under construction)	1,528	2.17
Headquarters	254	0.36

Total	70,368	100.0

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2015. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E.	SHARE OWNERSHIP

As of the date of this annual report, the following directors, supervisors or senior management owns interest in shares of our Company:

Name	Position	Share class	Number of shares	% of respective share class

Zhao Zhao	supervisor	Domestic Shares	5,100	<0.1%
Jiang Yinggang	executive director	Domestic Shares	10,000	<0.1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Directors

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 34.81% of our outstanding ordinary Shares directly and indirectly through its controlled entities. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. Approximately 65.19% of our total outstanding ordinary Shares are held by public shareholders, of which 26.11% and 39.08% are owned by holders of H Shares and A Shares, respectively. The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2015. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

As of December 31, 2015

Holders of A Shares and H Shares	Number of shares (in millions)	% of respective share class(3)	% of issued total share capital(4)

Chinalco(1)

A Shares	5,135.38(L)(2)	46.86(L)	34.46(L)

H Shares	52.60 (L)	1.33(L)	0.35(L)

Templeton Asset Management Ltd. H Shares	975.03(L)	24.72(L)	6.54(L)

(1)

Including 4,889,864,006 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 52,598,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Shanxi Aluminum Plant and 52,598,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

(2)	The letter "L" denotes a long position.

(3)	The total number of our A shares is 10,959,832,268 and the total number of our H shares is 3,943,965,968.

(4)	The number of our total issued shares is 14,903,798,236 shares.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

On April 24, 2007, we issued 1,236,731,739 A Shares by way of share exchange with the other shareholders of Shandong Aluminum and Lanzhou Aluminum, including a subsidiary of Chinalco, to acquire the existing issued shares not held by us. On the same date, China Orient Asset Management Corporation, a PRC state-owned financial enterprise, transferred all of its equity interest in us to Chinalco and ceased to be our shareholder. On December 28, 2007, we issued 637,880,000 A Shares to a subsidiary of Chinalco in exchange for 100% equity in Baotou Aluminum. In June 2015, the Company non-publicly issued additional 1,379,310,344 A shares to qualified investors with issue price of RMB5.8 per share.

To the best of our knowledge, as of December 31, 2015, all of the outstanding ADSs were held by 69 United States holders of record.

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

The following table sets forth the details of our material connected transaction for the year ended December 31, 2015:

Agreement	Nature	Term of the Agreement	Transaction Amount in 2015 (RMB in millions)	Annual Cap for 2015 (RMB in millions)

Continuing Connected Transactions

Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	325	600

General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	2,202	4,500

Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum)*	We purchase from Xinan Aluminum products and services including among other things, aluminum fabrication products, equipment, water, electricity and gas, maintenance and repair services, unloading, transportation and storage services.	The original agreement was entered on October 20, 2008 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	−	8,700

Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to any third parties before meeting our bauxite and limestone requirements.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	152	360

Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.	The original agreement was entered on November 5, 2001 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	1,610	15,000

Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001 for a term of 50 years, expiring on June 30, 2051.	539	1,200

Buildings and Office Buildings Leases Agreements (Counterparty: Chinalco)	We lease 59 buildings with an aggregate gross floor area of 62,189 square meters to Chinalco. Chinalco leases 100 buildings with an aggregate gross floor area of 273,637 square meters to us.	The original agreement was entered on November 5, 2001 for a term of 20 years, expiring on June 30, 2020.	52	110

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

Framework Agreement for Aluminum Products Fabrication Services (Counterparty: Chinalco)*	Shandong Aluminum Company and Qinghai Aluminum Company, wholly-owned subsidiaries of Chinalco, provide alumina fabrication and production services to us.	The original agreement was entered on February 28, 2011 and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013 for a term of three years.	63	360

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

The original agreement expired on August 25, 2012 for a term of 1 year. Pursuant to the financial services agreement renewed on August 24, 2012, the term was extended and expired on August 25, 2015. Pursuant to the financial services agreement renewed on April 28, 2015, the term was renewed for a term of 3 years from August 26, 2015 and will expire on August 25, 2018.

(a) 4,456 (largest amount of daily deposit balance during the period from January 1, 2015 to August 25, 2015)

(b) 7,586 (largest amount of daily deposit balance during the period from August 26, 2015 to
December 31,
2015)

(c) 3 (other
financial services fees for the period from January 1, 2015 to
December 31,
2015)

(a) 5,000 (daily
cap of deposit
balance during
the period from
January 1, 2015
to August 2,
2014)

(b) 8,000 (daily
cap of deposit
balance during
the period
from August
26, 2015 to
December 31,
2015)

(c)  50
(other financial
services fees
for the period
from January 1,
2015 to
December 31,
2015)

Finance Lease Agreement (Counterparty Chinalco Finance Lease Co., Ltd.)	Chinalco Lease provides finance lease services to the Group.	The finance lease framework agreement was entered into between the Company and Chinalco Lease on August 27, 2015, with a term from August 27, 2015 to December 31, 2016. A new finance lease framework agreement was entered into between the Company and Chinalco Lease on November 13, 2015 with a term of 3 years from January 1, 2016 to December 31, 2018.	1,206	1,400

General Agreement on Mutual Provision of Production Supplies And Ancillary Services (Counterparty: Chinalco)	Supplies and ancillary services	The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.	8,763	10,000

Xinan Aluminum Mutual Provision of Products and Services Framework Agreement* (Counterparty: Xinan Aluminum)	Sales of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum: primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps Sales of products or services by Xinan Aluminum to the Company: aluminum alloy ingots, aluminum fabrication products; ancillary materials, spare parts, relevant equipment and provision of water, electricity and gas; construction and repair services; loading and unloading, transportation and storage services; and social and logistics services.	The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.	2,625	8,000

Labor Services and Engineering Services Agreement (Counterparty: Chinalco)	Services provided by the Company to Chinalco: engineering design services, equipment repairs, logistics management services, etc.	January 1, 2015 to December 31, 2015	62	80

Note:

*

The Company entered into the equity interest transfer agreement with Chinalco on June 9, 2013. As such, the Company transferred its equity interest of the eight aluminum fabrication enterprises to Chinalco. The aluminum fabrication enterprises would no longer be consolidated into the financial statements of the Company from June 27, 2013. For details in relation to the transfer of such equity interest, please refer to the Company's announcement dated June 9, 2013 and circular dated June 7, 2013. Certain of the abovementioned aluminum fabrication enterprises were actual counterparties of Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and Framework Agreement for Aluminum Products Fabrication Services, acting as a member party of the Group to carry out continuing connected transactions with Chinalco in accordance with the abovementioned framework agreements during the period from January 1, 2013 to June 27, 2013. Such aluminum fabrication enterprises ceased to be members of the Group, and would not carry out transactions with Chinalco in accordance with the abovementioned framework agreement from June 27, 2013 onwards.

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

(h)

The terms for the financial services agreement provision between Chinalco Finance and us are no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to us by other financial institutions.

During the years ended December 31, 2013, 2014 and 2015, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2013, 2014 and 2015 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government.

We provide the following additional information on material related party transactions during the periods indicated:

(a)	Significant related party transactions

	For the year ended December 31

	2013	2014	2015

	(RMB in thousands)

Sales of goods and services rendered:
Sales of materials and finished goods to:
Chinalco and its subsidiaries	8,844,205	7,040,457	11,085,064
Associates of Chinalco	102,723	170,338	703,628
Joint ventures of Chinalco	-	142	-
Joint ventures	52,318	48,903	79,034
Associates	1,400,098	2,146,870	2,165,445

	10,399,344	9,406,710	14,033,171

Provision of utility services to:
Chinalco and its subsidiaries	390,368	390,046	302,571
Associates of Chinalco	18,233	17,750	14,803
Joint Ventures	11,628	113	-
Associates	10,014	1,977	553

	430,243	409,886	317,927

Provision of engineering, construction and supervisory services to:
Chinalco and its subsidiaries	40,259	68,634	62,375
An associate	19	-	-

	40,278	68,634	62,375

Provision of products processing services to: Chinalco and its subsidiaries	1,357	3,169	-

Rental revenue of land use rights and buildings to: Chinalco and its subsidiaries	5,524	34,887	34,281
Associates of Chinalco	124	-	249

	5,648	34,887	34,530

Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	1,842,045	987,706	1,610,428
Associates of Chinalco	140	-	-

	1,842,185	987,706	1,610,428

Purchases of key and auxiliary materials and finished goods from:
Chinalco and its subsidiaries	3,799,542	3,009,894	1,710,841
Associates of Chinalco	254	386,609	-
Joint ventures	1,076,867	1,268,123	1,276,078
Associates	380,255	762,003	414,539

	5,256,918	5,426,629	3,401,458

Provision of social services and logistics services by:
Chinalco and its subsidiaries	243,865	312,626	324,872

Provision of utilities services by:
Chinalco and its subsidiaries	186,007	414,745	643,597
Joint Ventures	27	-	-

	186,034	414,745	643,597

Provision of products processing services by Chinalco and its subsidiaries	64,377	76,075	62,623

Rental expenses for buildings and land use rights charged by Chinalco and its subsidiaries	600,892	561,528	590,657

Other significant related party transactions:
Borrowing from a subsidiary of Chinalco	1,000,000	1,429,000	5,929,000

Interest expense on borrowing from a subsidiary of Chinalco	40,922	38,772	137,777

Entrusted Loan from a subsidiary of Chinalco	70,000	70,000	-

Entrusted loan and other borrowings to:
Joint ventures	726,235	764,000	140,000
An associate	26,106	-	-
Chinalco and its subsidiaries	393,000	-	-

	1,145,341	764,000	140,000

Interest income on entrusted loan and other borrowings to:
Joint ventures	69,462	60,459	14,061
An associate	2,518	88	-
Chinalco and its subsidiaries	34,923	2,027	-

	106,903	62,574	14,061

Disposal of the Aluminum Fabrication Segment and transferred loan to Chinalco and its subsidiaries	10,614,000	-	-

Disposal of investments in a joint venture and an associate to Chinalco	264,714	-	-

Disposal of a subsidiary to a subsidiary of Chinalco	12,953,368	-	-

Interest income from the unpaid disposal proceeds from: Chinalco and its subsidiaries	250,124	542,811	326,217

Disposal assets under sale and leaseback contract to a subsidiary of Chinalco	-	300,000	1,150,000

Finance lease under sale and leaseback contract to a subsidiary of Chinalco	-	304,239	1,150,164

Provision of financial guarantees to:
Joint ventures	381,800	345,760	340,900
An associate	-	23,710	17,470

	381,800	369,470	358,370

Financial guarantees provided by: Subsidiaries of Chinalco	20,000	138,000	12,000

Discounted notes receivables to a subsidiary of Chinalco	1,278,907	118,757	122,000

(b)	Balances with related parties

	December 31, 2014	December 31, 2015

Cash and cash equivalents deposited with
A subsidiary of Chinalco	4,889,705	7,585,515

Trade and notes receivables
Chinalco and its subsidiaries	886,532	857,742
Associates of Chinalco	1,922	23
Associates	229	-
Joint ventures	8,213	28,268

	896,896	886,033

Provision for impairment of receivables	(167,799)	(125,694)

	729,097	760,339

Other current assets
Chinalco and its subsidiaries	4,841,266	4,852,181
Associates	90,977	-
Joint ventures	1,310,499	1,438,938

	6,242,742	6,291,119

Provision for impairment of other current assets	(54,516)	(49,014)

	6,188,226	6,242,105

Other non-current assets
Chinalco and its subsidiaries	8,195,904	4,252,776
An associate	111,846	111,846
Joint ventures	-	409,251

	8,307,750	4,773,873

Borrowings and finance lease payable
Subsidiaries of Chinalco	1,402,639	6,070,364

Trade and notes payables
Chinalco and its subsidiaries	429,809	481,006
Associates of Chinalco	4	-
Associates	15,520	-
Joint ventures	81,988	160,215

	527,321	641,221

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,426,842	1,281,120
Associates of Chinalco	880	171
Joint ventures	91,207	1,019
Associates	472	62,613

	1,519,401	1,344,923

Guarantees

We provided guarantees to our related parties to guarantee their loans during the period from January 1, 2015 to February 29, 2016. The outstanding balance of the loans we guaranteed was RMB358.4 million as of February 29, 2016 and the largest amount outstanding of the loans we guaranteed during the period from January 1, 2015 to February 29, 2016 was RMB132.6 million. The interest rates on such loans are from 6.55% to 6.765%.

Our related parties also provided guarantees to us to guarantee our loans during the period from January 1, 2015 to February 29, 2016. The outstanding balance of the loans guaranteed by our related parties was RMB12 million as of February 29, 2016 and the largest amount outstanding of the loans guaranteed by our related parties during the period from January 1, 2015 to February 29, 2016 was RMB122 million. The interest rate on such loan is 2.3%.

Loans

We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2015 to February 29, 2016. The outstanding balance of such entrusted loans was mainly RMB729 million as of February 29, 2016 and the largest amount outstanding of the entrusted loans during the period from January 1, 2015 to February 29, 2016 was RMB200 million. The interest rates on such entrusted loans range from 6% to 10%.

Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2015 to February 29, 2016. The outstanding balance of such loans was RMB6.24 billion as of February 29, 2016 and the largest amount outstanding of the loans during the period from January 1, 2015 to February 29, 2016 was RMB1 billion. The interest rates on such loans range from 4.13% to 6%.

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

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (1) recovery of losses, if any and (2) allocations to the statutory surplus reserve. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC Generally Accepted Accounting Principles, unless the accumulated statutory surplus reserve exceeds 50% of our registered share capital, in which case the surplus reserve is discretional. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRSs, less allocations to the statutory surplus reserve. See "Item 10. Additional Information - E. Taxation" for a discussion of the tax consequences of receipt of dividends.

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

The following table sets forth, for the periods indicated, the reported high and low market prices for our shares on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange:

	NYSE		Hong Kong Stock Exchange		Shanghai Stock Exchange

Calendar Period	High	Low	High	Low	High	Low

	(US$ per ADS)		(HK$ per H Share)		(RMB per A Share)
	(%)		(%)		(%)

2011	25.88	10.34	7.98	3.20	12.36	6.23
2012	13.88	9.22	4.45	2.86	7.89	4.55
2013	13.29	7.25	4.21	2.20	5.37	3.01
First Quarter	13.29	9.52	4.21	2.95	5.37	4.11
Second Quarter	10.73	7.25	3.32	2.20	4.47	3.01
Third Quarter	9.59	7.35	3.00	2.28	4.55	3.03
Fourth Quarter	9.92	8.42	3.15	2.63	4.76	3.30
2014	12.6	8.25	3.85	2.54	6.66	2.97
First Quarter	9.53	8.25	2.99	2.54	3.6	3.11
Second Quarter	10.31	8.62	3.23	2.64	3.5	2.97
Third Quarter	12.6	8.99	3.85	2.77	4.27	3.03
Fourth Quarter	11.8	9.73	3.73	3.1	6.66	3.46
2015
First Quarter	13.51	10.75	4.28	3.33	6.97	4.73
Second Quarter	17.44	12.32	5.62	3.70	10.8	6.25
Third Quarter	12.46	7.20	3.92	2.26	9.21	4.53
Fourth Quarter	9.32	7.01	2.94	2.13	5.77	4.67
September	8.79	7.53	2.76	2.3	5.63	4.60
October	9.32	7.73	2.94	2.41	5.54	4.67
November	8.41	7.73	2.61	2.40	5.77	4.77
December	8.50	7.01	2.65	2.13	5.38	4.76
2016
January	7.95	6.87	2.57	2.16	5.00	3.49
February	9.40	7.32	3.05	2.29	4.68	3.55
March	9.50	7.93	3.00	2.45	4.95	4.25
April (through April 4, 2016)	8.34	8.10	2.67	2.45	4.64	4.37

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of the English translation of our Articles of Association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. We filed a copy of the English translation of our Articles of Association as of December 31, 2015 as an exhibit to this annual report on Form 20-F.

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

Dividend rights

Article 54(1) provides that holders of our ordinary shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 48, when we convoke a general shareholders' meeting, allocate dividends, liquidates or perform other activities that require the verification of equity rights, the Board or the general meeting convener must specify a date as the record date. The shareholders registered in the shareholder roster after closing as at the record date are the Company's shareholders entitled to appropriate rights and interests.

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

Rights to share surplus in the event of liquidation

Article 54(6) provides that the holders of ordinary shares have the right to participate in the distribution of our surplus assets in proportion to the number of shares held in the event of the termination or liquidation of us.

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

The rights attached to any class of shares may be varied or abrogated only with the sanction of a special resolution passed at the shareholders' general meeting and by holders of shares of the affected class passed at a separate general meeting of the class convened in accordance with the Article 97 to Article 101 respectively. The circumstances which are deemed to be a variation or abrogation of the class rights are set forth under Article 96. Except for the circumstances under Article 96 (1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, have the right to vote at class meetings but Interested Shareholders (as defined under Article 97) are not entitled to vote at class meetings.

Resolutions of a class meeting shall be passed by two-thirds or more of the shares with voting rights held by the class shareholders who, according to Article 97, are entitled to vote at that class meeting. Written notice must be given to all shareholders who are registered as holders of that class in the register of shareholders 45 days (inclusive of date of meeting) before the date of the class meeting. Such notice must contain the matters to be considered at such meeting, the date and the place of meeting. Those shareholders of the class who intend to attend shall send the written reply to us 20 days before the class meeting according to Article.

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

(2)	have definite topics to discuss and specific matters to resolve; and

(3)	be submitted in writing or served to the board of directors.

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

PRC Taxation

The following summary of the material PRC and United States federal income tax provisions relating to the ownership and disposition of H Shares or ADSs held by the investor as capital assets is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, and does not constitute legal or tax advice. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax ("IIT") Law, as amended, dividends and bonus-dividends paid by Chinese listed companies to a domestic individual are ordinarily subject to PRC IIT levied at a flat rate of 20%. According to the "Circular on Issues concerning the Implementation of the Individual Income Tax Policies Pertaining to Dividend Differentiation of Listed Company" issued by the PRC State Administration of Taxation (the "SAT"), the MOF and the CSRC, which becomes effective on January 1, 2013, for shares of listed company acquired through public placement of offerings or on Stock Exchanges that held by any person for one month or less, the full amount of dividend proceeds shall be deemed as taxable income subject to IIT; for shares held for more than one month but less than one year (including one year), only 50% of the dividend proceeds will be accounted into taxable income subject to IIT; and for shares held for more than one year, only 25% of the dividend proceeds will be taxable income subject to IIT. Effective from September 8, 2015, the dividend for shares held for more than one year will not be taxable as long as the record date (i.e., a date on which a listed company determines the stockholders who are entitled to receive a dividend or distribution) is on or after 8 September 2015. For individuals who derive dividends and bonus-dividends from listed companies held for one year or less, listed companies are not required to withhold their IIT when distributing dividends and bonus-dividends on a provisional basis. The IIT shall be withheld when the stocks are alienated by the individuals.

For a foreign individual who is not a resident of China, the receipt of dividends from a foreign-invested company in China is normally not subject to individual income tax, unless otherwise stipulated by tax law or regulations. In 2011, the SAT issued the "Circular on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 (No. 348)", under which dividend paid by a non-foreign-invested and PRC incorporated company listed in Hong Kong will generally be subject to a withholding tax of 20%, and to be adjusted pursuant to the arrangement for the avoidance of double taxation signed between the PRC and the country where a foreign individual is a resident.

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

Tax Treaties

China currently has such treaties with more than one hundred countries and regions, including the following countries:

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

On October 31, 2014, the SAT issued "Circular on Tax Policies Relating to the Pilot Program of Shanghai-Hong Kong Stock Connect", which provides that any capital gain from transferring stocks listed on the SEHK by a PRC mainland investors will not be subject to tax during the period from November 17, 2014 to November 16, 2017. For mainland enterprises, such capital gains will be included in its income and subject to income tax.

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

The following summary describes the principal U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs. This summary only applies to U.S. holders, as defined below, who hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

-	financial institutions;

-	insurance companies;

-	tax-exempt organizations;

-	real estate investment trusts, regulated investment companies, grantor trusts;

-	persons that have a functional currency other than the U.S. dollar;

-	persons that will own H Shares or ADSs through partnerships or other pass-through entities;

-	persons that own 10% or more, by vote, of our equity for U.S. federal income tax purposes;

-	dealers or traders in securities or currencies;

-	certain former citizens or long-term residents of the United States;

-	persons that will hold the H Shares or ADSs as a position in a "straddle" or as part of a "hedging", or "conversion" or other risk reduction transaction for U.S. federal income tax purposes;

-	persons who receive the H Shares or ADSs as compensation for services;

-	"dual resident" corporations;

-	persons that generally mark their securities to market for United States federal income tax purposes; or

-	persons who are residents of the People's Republic of China or who are subject to Hong Kong profits tax.

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

You are a "U.S. holder" if you are a beneficial owner of H Shares or ADSs and, for U.S. federal income tax purposes are:

-	an individual citizen or resident of the United States;

-	a corporation created or organized under the laws of the United States or any political subdivision thereof;

-	an estate the income of which is subject to United States federal income tax without regard to its source; or

-

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

The U.S. dollar amount of dividends received by an individual, trust or estate will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (c) provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules. We should be considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2016 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "- Passive Foreign Investment Company." Relevant U.S. holders should consult their tax advisors regarding whether such dividends will qualify for the reduced rates provided by the "qualified dividend" rules.

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

Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive income" or, in the case of certain U.S. holders, as "general category income" for U.S. foreign tax credit purposes. We may be required to withhold PRC income tax on dividends paid to U.S. holders on the H Shares or ADSs. Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability.

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

Passive Foreign Investment Company

A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

-	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

-	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder's holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the H Shares or ADSs.

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

U.S. holders should consult their tax advisors concerning the U.S. federal income tax consequences of holding the H Shares or ADSs if we were considered to be a PFIC.

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

-	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

-

provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules; or

-	provide a properly completed IRS Form W-8BEN, certifying your status as a non-US holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability or may be refunded to the extent they exceed such liability provided that you furnish the required information to the IRS in a timely manner.

Certain U.S. Holders may be required to report information with respect to such holder's interest in "specified foreign financial assets" (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisers regarding the foreign financial asset reporting obligations and their possible application to the holding of H Shares or ADSs.

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H Shares or ADSs held by you.

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

Hong Kong profits tax is currently charged at a flat rate of 16.5% for corporations and 15% for individuals.

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H Shares) acquired and held as a capital investment. However, if a person carries on a business in Hong Kong that includes trading and dealing in securities, and derives trading gains from such activities or from other Hong Kong sources, Hong Kong profits tax will be payable. Gains from sales of H Shares effected on the Hong Kong Stock Exchange are considered to be from a Hong Kong source for this purpose. The source of gains from off exchange transactions is less clear and, generally, will depend on whether the purchase and sale contracts were negotiated and, in substance, concluded in Hong Kong. In addition, exemption from profits tax is available for certain classes of taxpayers, notably non-Hong Kong residents who do not otherwise carry on business in Hong Kong, subject to compliance with various other requirements.

The Hong Kong tax position with respect to gains from the disposal of ADSs is similar. However, no Hong Kong tax will apply on trading gains arising from the sale of ADSs where the purchase and sale were effected on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H Shares. Stamp duty is charged at the total rate of 0.2% of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for the full payment of such amount.

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

I.	SUBSIDIARY INFORMATION

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK SHARE CAPITAL

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

Credit Risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non- current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. We also provide financial guarantees to certain subsidiaries, a joint venture and a third party entity. The carrying amounts of these receivables and amounts of financial guarantees represent our maximum exposure to credit risk in relation to our financial assets and guarantees.

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

For the year ended December 31, 2015, revenues of approximately RMB31,818 million are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom we have derived revenue of more than 10% of our revenue during the year ended December 31, 2013, 2014 and 2015. Thus, the Directors are of the opinion that we were not exposed to any significant concentration of credit risk as at December 31, 2013, 2014 and 2015.

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

Our bank balances and cash on hand as of December 31, 2015 amounted to RMB22,487.9 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro, Australian dollar and Indonesian Rupiah, which translated into RMB1,492.8 million, RMB3.0 million, RMB0.8 million, RMB2.5 million and RMB1.8 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated trade and notes receivable. As of December 31, 2015, we had foreign currency denominated loans with principal amount of RMB23 million in Japanese Yen and RMB3,711 million in U.S. dollars. In addition, as of December 31, 2015, our trade and notes receivables denominated in U.S. dollars amounted to RMB1,451 million.

As at December 31, 2015, if RMB had appreciated/weakened by 5% against USD with all other variables held constant, the comprehensive income for the year would have been approximately RMB177 million lower/higher, mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2015 than in 2014 and 2013, mainly due to the decrease in the USD denominated cash and receivables.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to our total assets and liabilities, our directors are of the opinion that our Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as of December 31, 2014 and 2015.

Interest Rate Risk

As of December 31, 2015, as our Group had no significant interest-bearing assets except for bank deposits, entrusted loans, receivables arising from disposal of subsidiaries, business and assets and a prepayment paid to a supplier, our Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of our bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of subsidiaries, business and assets to Chinalco is at the rate of one-year bank loan determined by People's Bank of China at the payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, our directors are of the opinion that our Group was not exposed to any significant interest rate risk for its financial assets held as of December 31, 2014 and 2015.

The interest rate risk for our Group's financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose us to cash flow interest rate risk. We enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. Our Group treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As of December 31, 2015, if interest rates had been 100 basis points higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB503 million lower/higher, respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

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

We use mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in primary aluminum prices. We use the futures contract for hedging other than speculation. As of December 31, 2015, the fair value of outstanding future contracts amounting to RMB2 million and RMB11 million was recognized in financial assets and liabilities at fair value through profit or loss, respectively. As of December 31, 2015, the fair value of outstanding option contracts in the amount of RMB151 million was recognized in financial liabilities at fair value through profit or loss.

The fair value of futures contracts are based on quoted market prices. As of December 31, 2014 and 2015, our position in futures contracts was as follows:

	As of December 31, 2014				As of December 31, 2015

	Tonnes	Contract Value	Market Value	Maturity	Tonnes	Contract Value	Market Value	Maturity

	(RMB in thousands)				(RMB in thousands)

Futures Contracts:
Primary aluminum
- Short	121,860	1,703,565	1,571,999	February-March 2015	229,535	2,470,025	2,513,938	January to June 2016
- Long	44,535	600,762	591,871	January-May 2015	51,850	532,285	568,353	January to March 2016
Zinc
- Short	460	7,700	7,672	January-May 2015	800	9,884	10.732	February 2016
- Long	1,000	16,444	16,723	January-May 2015	1,275	16.863	17.116	February to May 2016
Copper
- Short	-	-	-	-	2,525	92,433	92,756	January to Febuary 2016
- Long	8,900	384,072	379,780	January-March 2015	425	15,513	15.615	January 2016
Lead
- Short	25	340	308	January 2015	-	-	-	-
Coal	-	-	-	-
- Short	52,000	51,148	51,996	September 2015	-	-	-	-
- Long	90,000	68,568	67,140	January to May 2015	-	-	-	-

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

As of December 31, 2015, we had total banking facilities of approximately RMB138,392 million, of which RMB67,620 million had been utilized and unutilized banking facilities amounted to RMB70,772 million as of December 31, 2015, among which, banking facilities of approximately RMB63,877 million will be subject to renewal during the next 12 months from January 1, 2016. Our directors are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2015, we had credit facilities through our futures agent at LME amounting to US$120 million, of which approximately US$58 million has been utilized. The futures agent has the right to adjust the related credit facilities.

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2015:

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

	(RMB in millions)

Finance lease payable, including current portion	1,815,657	1,803,103	3,751,049	-	7,369,809
Long-term bank and other loans, including current portion	4,602,511	4,865,485	13,785,703	9,113,934	32,367,633
Long-term bonds	-	2,000,000	-	-	2,000,000
Medium-term notes and bonds, including current portion	6,900,000	6,400,000	12,500,000	-	25,800,000
Short-term bonds	6,600,000	-	-	-	6,600,000
Short-term bank and other loans	34,749,287	-	-	-	34,749,287
Interest payables for borrowings	5,489,314	2,057,931	3,110,273	5,156,622	15,814,140
Financial liabilities at fair value through profit or loss	161,700	-	-	-	161,700
Financial liabilities included in other payables
and accrued liabilities, excluding accrued interest	7,712,263	-	-	-	7,712,263
Financial liabilities included in other non-current liabilities	-	150,251	437,129	385,975	973,355
Trade and notes payables	14,506,138	-	-	-	14,506,138

	82,536,870	17,276,770	33,584,154	14,656,531	148,054,325

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

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

The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program and incurred by us in connection with the program. From January 1, 2015 to December 31, 2015, we received from the depositary reimbursements of USD73,606.6 for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2015 to December 31, 2015, the total amount of the fees that were waived was USD130,036.1.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31,2015 based on the framework in Internal Control.

Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRSs.

The effectiveness of our internal controls over financial reporting as of December 31, 2015 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2015, there have been no material changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David.. Our Board has determined that Mr. Lie-A-Cheong Tai Chong, David, the chairman of the audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See "Item 6. Directors, Senior Management and Employees."

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

Ernst & Young and Ernst & Young Hua Ming LLP served as our independent auditor for the fiscal year ended December 31, 2014 and 2015, respectively. A description of the fees billed to us by Ernst & Young and Young and Ernst & Young Hua Ming LLP for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31

	2014	2015

	(RMB in thousands)

Audit fee (1) and audit-related fees (2)	22,210	22,944

(1)	"Audit fee" represents fee obtained from annual audit work charged by Ernst & Young and Ernst & Young Hua Ming LLP for year ended December 31, 2014 and 2015, respectively.

(2)

"Audit-related fees" represent aggregate fees charged by Ernst & Young and Ernst & Young Hua Ming LLP for permissible professional services rendered in connection with assisting the Company to transition from COSO 1992 Internal Control Framework to COSO 2013 Internal Control Framework, issuance of USD senior perpetual securities for year ended December 31, 2014, and issuance of subsequent letter for additional issuance of A Shares according to the requirement of CSRC, as well as auditors' letter for calculation accuracy of profit forecast of Shanxi Huaxing used in its circular for disposal.

Our audit committees pre-approves all audit and audit-related services and tax advisory services performed by our principal accountants, Ernst & Young and Ernst & Young Hua Ming LLP, for the years ended December 31, 2014 and 2015, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2015.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective from December 29, 2015, we have engaged Ernst & Young Hua Ming LLP as the Company's independent registered public accounting firm, and dismiss Ernst & Young. The change of the Company's independent registered public accounting firm was resolved by our Board of Directors as recommended by our audit committee on November 13, 2015, and approved by our shareholders at the annual general meeting on December 29, 2015. The decision was not made due to any disagreements with Ernst & Young.

Ernst & Young's audit reports on our consolidated financial statements as of December 31, 2014 and 2013 and for each of the two years ended December 31, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Ernst & Young on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 did not contain an adverse opinion, nor was it qualified or modified.

During each of the years ended December 31, 2014 and 2013 and the subsequent interim period through December 28, 2015, there were (i) no disagreements between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Ernst & Young's satisfaction, would have caused Ernst & Young to make reference thereto in their reports, and (ii) no "reportable events" requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with the Company's annual report on Form 20-F.

The Company provided Ernst & Young with a copy of the disclosures it is making in this annual report on Form 20-F and requested from Ernst & Young a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Ernst & Young's letter dated April 15, 2016 is attached as Exhibit 15.1.

During each of the two years ended December 31, 2014 and 2013 and the subsequent interim period through December 28, 2015, we have not consulted with Ernst & Young Hua Ming LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young Hua Ming LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any "reportable event" as described in pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

Our Board currently comprises three independent directors and six non-independent directors which is in compliance with the requirement by the PRC securities regulatory authorities.

Compensation Committee	NYSE requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors. As a foreign private issuer, we are not subject to such requirement.	We have a remuneration committee that consists of two independent directors and a non- independent director.

Nominating Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating committees. As a foreign private issuer, we are not subject to such requirement.	We have a nominating committee that consists of a non-independent director and three independent directors.

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

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

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

8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2015

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter from Ernst & Young

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:/s/YU Dehui
Name: YU Dehui
Title: Chairman of the Board
Date: April 15, 2016

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
Consolidated Financial Statements
For the Years Ended December 31, 2013, 2014 and 2015
Together with Reports of Independent Public Accounting Firm

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
ALUMINUM CORPORATION OF CHINA LIMITED

Pages

Reports of the Independent Registered Public Accounting Firm	F3-F6

Consolidated Statements of Financial Position as of December 31, 2014 and 2015	F7-F9

Consolidated Statements of Comprehensive Income for the Years Ended
December 31, 2013, 2014 and 2015	F10-F11

Consolidated Statements of Changes in Equity for the Years Ended
December 31, 2013, 2014 and 2015	F12-F14

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2013, 2014 and 2015	F15-F16

Notes to the Consolidated Financial Statements	F17-F197

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited and its subsidiaries (the "Group") as of December 31, 2015, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2015, and the consolidated results of their operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2016 expressed an unqualified opinion thereon.

/s/Ernst & Young Hua Ming LLP

Beijing, People's Republic of China
April 15, 2016

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). Aluminum Corporation of China Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Aluminum Corporation of China Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting (Continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing, the consolidated statements of financial position of Aluminum Corporation of China Limited as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2015 of Aluminum Corporation of China Limited and our report dated April 15, 2016 expressed an unqualified opinion thereon.

/s/Ernst & Young Hua Ming LLP

Beijing, People's Republic of China
April 15, 2016

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited and its subsidiaries (the "Group") as of December 31, 2014, and the consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the two years ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2014, and the consolidated results of their operations and their cash flows for the two years ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/Ernst & Young

Hong Kong

April 15, 2015, except for the effects of business combination under common control as discussed in Note 2, as to which the date is April 15, 2016.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2014	December 31, 2015

	Notes	RMB'000	RMB'000	USD'000

ASSETS
Non-current assets
Intangible assets	6	10,980,098	10,439,015	1,611,506
Property, plant and equipment	7	94,119,984	89,874,746	13,874,270
Land use rights and leasehold land	8	3,274,428	2,707,584	417,979
Investments in joint ventures	9(a)	2,525,747	5,150,887	795,160
Investments in associates	9(b)	4,840,968	5,602,701	864,908
Available-for-sale financial investments	10	74,850	130,440	20,136
Deferred tax assets	11	952,057	1,362,995	210,410
Other non-current assets	12	12,479,204	9,831,705	1,517,754

Total non-current assets		129,247,336	125,100,073	19,312,123

Current assets
Inventories	13	22,543,346	20,177,028	3,114,796
Trade and notes receivables	14	5,332,534	5,151,039	795,183
Other current assets	15	13,031,700	15,847,333	2,446,407
Financial assets at fair value through profit or loss	37.1/37.2	120,901	2,058	318
Available-for-sale financial investments	10	4,635,600	224,820	34,706
Restricted cash and time deposits	16	1,663,590	1,734,739	267,798
Cash and cash equivalents	16	16,268,600	20,753,136	3,203,732

		63,596,271	63,890,153	9,862,940

Assets of a disposal group classified as held for sale	17	-	200,187	30,904
Non-current assets held for sale	17	-	78,838	12,170

Total current assets		63,596,271	64,169,178	9,906,014

Total assets		192,843,607	189,269,251	29,218,137

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)
As of December 31, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2014	December 31, 2015

	Notes	RMB'000	RMB'000	USD'000

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	18	13,524,488	14,903,798	2,300,750
Other reserves	19	19,640,292	28,613,357	4,417,141
Accumulated losses
- proposed final dividend for the year	34	-	-	-
- others		(4,864,089)	(4,677,058)	(722,013)

		28,300,691	38,840,097	5,995,878

Non-controlling interests		11,353,155	11,457,339	1,768,708

Total equity		39,653,846	50,297,436	7,764,586

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	20	44,769,211	53,725,670	8,293,814
Other non-current liabilities	22	2,937,087	3,302,659	509,843
Deferred tax liabilities	11	1,061,265	1,006,155	155,324

Total non-current liabilities		48,767,563	58,034,484	8,958,981

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)
As of December 31, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2014	December 31, 2015

	Notes	RMB'000	RMB'000	USD'000

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Trade and notes payables	24	15,751,262	14,506,138	2,239,362
Other payables and accrued liabilities	23	13,203,174	11,779,410	1,818,428
Financial liabilities at fair value through profit or loss	37.1/37.2	29,384	161,700	24,962
Income tax payable		79,420	43,356	6,693
Interest-bearing loans and borrowings	20	75,358,958	54,422,862	8,401,442

		104,422,198	80,913,466	12,490,887

Liabilities of a disposal group classified as held for sale	17	-	23,865	3,683

Total current liabilities		104,422,198	80,937,331	12,494,570

Total liabilities		153,189,761	138,971,815	21,453,551

Total equity and liabilities		192,843,607	189,269,251	29,218,137

Net current liabilities		40,825,927	16,768,153	2,588,556

Total assets less current liabilities		88,421,409	108,331,920	16,723,567

The accompanying notes are an integral part of these financial statements.

Yu De Hui	Zhang Zhan Kui
Director	Chief Financial Officer

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		2013	2014	2015

	Notes	RMB'000	RMB'000	RMB'000	USD'000

Continuing Operations
Revenue	4	169,693,800	141,999,830	123,445,872	19,056,759
Cost of sales		(166,895,282)	(141,328,954)	(120,927,088)	(18,667,926)

Gross profit		2,798,518	670,876	2,518,784	388,833

Selling and distribution expenses	27(a)	(1,873,180)	(1,763,031)	(1,775,254)	(274,052)
General and administrative expenses	27(b)	(2,953,232)	(4,838,387)	(2,334,071)	(360,318)
Research and development expenses		(193,620)	(293,766)	(168,869)	(26,069)
Impairment loss on property, plant and equipment	7	(501,159)	(5,679,521)	(10,011)	(1,545)
Government grants	28(a)	805,882	823,986	1,768,926	273,075
Other gains, net	28(b)	7,399,252	356,935	5,023,600	775,510
Finance income	29	616,576	1,047,607	812,084	125,364
Finance costs	29	(5,864,481)	(6,730,597)	(5,949,665)	(918,470)
Share of profits and losses of:
Joint ventures	9(a)	148,749	89,510	23,238	3,587
Associates	9(b)	511,869	350,575	284,531	43,924

Profit/(loss) before income tax from continuing operations		895,174	(15,965,813)	193,293	29,839

Income tax (expense)/benefit from continuing operations	32	(339,551)	(1,074,910)	230,420	35,571

Profit/(loss) for the year from continuing operations		555,623	(17,040,723)	423,713	65,410

Discontinued Operation
Profit/(loss) for the year from discontinued operation		207,144	-	-	-

Profit/(loss) for the year		762,767	(17,040,723)	423,713	65,410

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		2013	2014	2015

	Notes	RMB'000	RMB'000	RMB'000	USD'000

Profit/(loss) attributable to:
Owners of the parent		987,179	(16,208,170)	206,319	31,850
Non-controlling interests		(224,412)	(832,553)	217,394	33,560

		762,767	(17,040,723)	423,713	65,410

Profit/(loss) attributable to owners of the parent arising from
Continuing Operations		751,266	(16,208,170)	206,319	31,850
Discontinued Operation		235,913	-	-	-

		987,179	(16,208,170)	206,319	31,850

Other comprehensive income, net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Gain on available-for-sale financial assets		-	-	57,940	8,944
Share of other comprehensive income of an associate		-	-	4,658	719
Exchange differences on translation of foreign operations		(234,019)	64,102	499,837	77,162

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(234,019)	64,102	562,435	86,825

Total other comprehensive income, net of tax		(234,019)	64,102	562,435	86,825

Total comprehensive income/(loss) for the year		528,748	(16,976,621)	986,148	152,235

Total comprehensive income/(loss) for the year attributable to:
Owners of the parent		753,160	(16,144,068)	768,754	118,675
Non-controlling interests		(224,412)	(832,553)	217,394	33,560

		528,748	(16,976,621)	986,148	152,235

Basic and diluted earnings/(loss) per share attributable to ordinary equity holders of the parent
(expressed in RMB per share)
From continuing operation	33	0.05	(1.20)	0.01	-
From discontinued operation	33	0.02	-	-	-

		0.07	(1.20)	0.01	-

Details of the dividends payable and proposed for the year are disclosed in note 34 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total Equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150
Add: Retained earnings adjustment due to business combinations under common control	-	-	-	-	-	-	4,361	4,361	-	4,361
At January 1, 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,357,410	43,812,124	9,963,387	53,775,511
Profit/(loss) for the year	-	-	-	-	-	-	987,179	987,179	(224,412)	762,767

Other comprehensive loss for the year:
Exchange differences on translation of foreign operations	-	-	-	-	-	(234,019)	-	(234,019)	-	(234,019)

Total comprehensive (loss)/income for the year	-	-	-	-	-	(234,019)	987,179	753,160	(224,412)	528,748

Release of deferred government subsidies	-	-	11,800	-	-	-	-	11,800	-	11,800
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	3,801,887	3,801,887
Disposal of discontinued operation	-	-	-	-	-	-	-	-	(324,539)	(324,539)
Disposal and deemed disposal of subsidiaries	-	965	(257,529)	-	(49)	-	(508)	(257,121)	(6,170,474)	(6,427,595)
Issuance of senior perpetual securities, net of issuance costs	-	-	-	-	-	-	-	-	2,122,605	2,122,605
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	193,908	193,908
Other appropriation	-	-	-	-	38,220	-	-	38,220	(732)	37,488
Share of reserves of a joint venture and associates	-	-	-	-	15,836	-	-	15,836	9,084	24,920
Dividends paid by subsidiaries to non-controlling shareholders relating to 2012	-	-	-	-	-	-	-	-	(26,320)	(26,320)

At December 31, 2013	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,344,081	44,374,019	9,344,394	53,718,413

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Total	Non- controlling interests	Total Equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119
Add: Retained earnings adjustment due to business combinations under common control	-	-	-	-	-	-	16,294	16,294	-	16,294

At January 1, 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,344,081	44,374,019	9,344,394	53,718,413
Loss for the year	-	-	-	-	-	-	(16,208,170)	(16,208,170)	(832,553)	(17,040,723)

Other comprehensive income for the year
Exchange differences on translation of foreign operations	-	-	-	-	-	64,102	-	64,102	-	64,102

Total comprehensive loss for the year	-	-	-	-	-	64,102	(16,208,170)	(16,144,068)	(832,553)	(16,976,621)
Release of deferred government subsidies	-	-	20,000	-	-	-	-	20,000	-	20,000
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(950)	(950)
Issuance of senior perpetual securities, net of issuance costs	-	-	-	-	-	-	-	-	2,461,813	2,461,813
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	694,957	694,957
Increase of equity interest in a subsidiary	-	-	24,061	-	-	-	-	24,061	(24,061)	-
Other appropriation	-	-	-	-	33,404	-	-	33,404	32,046	65,450
Share of reserves of a joint venture and associates	-	-	-	-	8,254	-	-	8,254	-	8,254
Share of change in an associate due to passive equity dilution	-	-	(14,979)	-	-	-	-	(14,979)	-	(14,979)
Senior perpetual securities' distribution	-	-	-	-	-	-	-	-	(224,241)	(224,241)
Dividends paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(98,250)	(98,250)

At December 31, 2014	13,524,488	13,098,082	674,094	5,867,557	187,858	(187,299)	(4,864,089)	28,300,691	11,353,155	39,653,846

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At January 1, 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	-	-	(187,299)	(4,889,093)	28,275,687	11,353,155	39,628,842
Add: Retained earnings adjustment due to business combination under common control	-	-	-	-	-	-	-	-	25,004	25,004	-	25,004

At January 1, 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	-	-	(187,299)	(4,864,089)	28,300,691	11,353,155	39,653,846
Profit for the year	-	-	-	-	-	-	-	-	206,319	206,319	217,394	423,713

Other comprehensive income for the year
Gain on available-for-sale financial assets	-	-	-	-	-	57,940	-	-	-	57,940	-	57,940
Share of other comprehensive income of an associate	-	-	-	-	-	4,658	-	-	-	4,658	-	4,658
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	499,837	-	499,837	-	499,837

Total comprehensive income for the year	-	-	-	-	-	62,598	-	499,837	206,319	768,754	217,394	986,148
Issuance of A shares (note 18)	1,379,310	6,518,162	-	-	-	-	-	-	-	7,897,472	-	7,897,472
Business combination under common control (note 39)	-	(37,662)	-	-	-	-	-	-	-	(37,662)	-	(37,662)
Disposal of subsidiaries (note 40)	-	-	-	-	(5,405)	-	-	-	-	(5,405)	5,686	281
Issuance of perpetual medium-term notes (note 41)	-	-	-	-	-	-	2,000,000	-	-	2,000,000	-	2,000,000
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	261,000	261,000
Other appropriation	-	-	-	-	(81,682)	-	-	-	-	(81,682)	(16,277)	(97,959)
Share of reserves of joint ventures and associates	-	-	-	-	11,878	-	-	-	-	11,878	-	11,878
Partial disposal of Jiaozuo Wangfang	-	-	-	-	(13,949)	-	-	-	-	(13,949)	-	(13,949)
Dividends paid by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(65,853)	(65,853)
Other equity instruments' distribution	-	-	-	-	-	-	19,288	-	(19,288)	-	(297,766)	(297,766)

At December 31, 2015	14,903,798	19,578,582	674,094	5,867,557	98,700	62,598	2,019,288	312,538	(4,677,058)	38,840,097	11,457,339	50,297,436

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		2013	2014	2015

	Notes	RMB'000	RMB'000	RMB'000	USD'000

Net cash flows from operating activities	35	8,281,407	13,818,759	7,231,450	1,116,344

Investing activities
Purchases of intangible assets		(527,409)	(106,077)	(34,610)	(5,343)
Purchases of property, plant and equipment		(8,486,568)	(8,038,327)	(8,689,820)	(1,341,477)
Purchases of land use rights and leasehold land		(32,546)	(295,506)	(139,624)	(21,554)
Proceeds from disposal of property, plant and equipment		489,893	219,490	805,764	124,389
Proceeds from disposal of intangible assets		-	11,637	-	-
Proceeds from disposal of a joint venture and associates		264,474	7,993	1,857,993	286,825
Proceeds from disposal of land use rights	8	-	-	554,554	85,608
Acquisitions of subsidiaries, net of cash acquired		392,678	-	(30,000)	(4,631)
Disposal of Jiaozuo Wanfang, net of cash disposed of		(190,786)	-	-	-
Proceeds from disposal of subsidiaries and Alumina Production Line of Guizhou Branch of the Company		1,931,770	3,639,193	1,568,950	242,204
Interest received from unpaid disposal proceeds		-	654,028	389,758	60,168
Proceeds from disposal of Chalco Iron Ore, net of cash disposed of		(8,545)	2,801,901	2,680,288	413,765
Disposal of Shanxi Huaxing, net of cash disposed of		-	-	590,650	91,181
Disposal of Ningxia Photovoltaic subsidiaries, net of cash disposed of		-	-	(189)	(29)
Investments in joint ventures	9(a)	(180,800)	-	(10,263)	(1,584)
Investments in associates	9(b)	(1,660,485)	(67,358)	(1,365,230)	(210,755)
Prepaid equity investment		-	-	(150,000)	(23,156)
Proceeds from disposal of available-for-sale equity investments, net		5,500	6,899	-	-
Proceeds from (purchases)/disposal of financial products		-	(4,635,600)	4,410,780	680,907
Investment income from short-term investments	28(b)	18,746	71,023	38,469	5,939
Dividends received		38,390	58,929	320,857	49,532
Interest received from loans and borrowings and others		54,742	155,922	14,639	2,260
Decrease/(increase) in restricted cash		15,679	(4,000)	8,500	1,312
Proceeds/(Payment) from settlement of futures, options and forward foreign exchange contracts, net		176,106	181,768	(680,685)	(105,080)
Payment for acquisition of a subsidiary acquired in prior year		-	(36,958)	-	-
Loans to related parties	36	(1,145,341)	(764,000)	(140,000)	(21,612)
Loans repaid by related parties		1,217,780	972,139	111,000	17,135
Loan to a third party		(196,000)	(68,439)	-	-
Deposit for investment projects		(79,961)	-	-	-
Assets related government grants received		295,254	392,499	840,769	129,790
Others		(78,640)	(78,494)	-	-

Net cash flows (used in)/from investing activities		(7,686,069)	(4,921,338)	2,952,550	455,794

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		2013	2014	2015

	Notes	RMB'000	RMB'000	RMB'000	USD'000

Financing activities
Instalment payment of bonds issuance expenses		(34,500)	-	-	-
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs		22,936,141	34,892,986	20,988,166	3,240,015
Proceeds from issuance of senior perpetual securities, net of issuance costs		2,122,605	2,461,813	2,000,000	308,747
Repayments of short-term bonds and medium-term notes		(24,500,000)	(26,700,000)	(32,000,000)	(4,939,949)
Senior perpetual securities' distribution paid		-	(224,241)	(297,766)	(45,967)
Drawdown of short-term and long-term loans		98,315,684	60,417,625	55,456,234	8,560,967
Receipt from loan deposits		365,400	-	-	-
Repayments of short-term and long-term loans		(90,666,022)	(70,276,842)	(59,196,790)	(9,138,410)
Proceeds from government subsidies		14,001	25,000	-	-
Proceeds from finance lease, net of deposit and transaction costs		-	1,768,840	5,607,694	865,679
Finance lease instalment paid		-	(390,433)	(468,381)	(72,306)
Proceeds from issuance of A shares, net of issuance cost		-	-	7,897,472	1,219,160
Capital injection from non-controlling interests		193,908	694,957	261,000	40,291
Dividends paid by subsidiaries to non-controlling shareholders		(70,363)	(19,273)	(20,045)	(3,094)
Interest paid		(6,951,442)	(6,763,197)	(6,041,814)	(932,695)
Others		2,928	96,314	-	-

Net cash flows from/(used in) financing activities		1,728,340	(4,016,451)	(5,814,230)	(897,562)

Net increase in cash and cash equivalents		2,323,678	4,880,970	4,369,770	674,576
Cash and cash equivalents at beginning of year		9,063,593	11,381,695	16,268,600	2,511,439
Effect of foreign exchange rate changes, net		(5,576)	5,935	114,766	17,717

Cash and cash equivalents at December 31	16	11,381,695	16,268,600	20,753,136	3,203,732

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") () and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading and logistics and transport services of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("Chinalco") (), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

Information about subsidiaries

As at December 31, 2015, particulars of the Company's principal subsidiaries are as follows:

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect

Baotou Aluminum Co., Ltd. ("Baotou Aluminum") ()	PRC/Mainland of China	1,668,980	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100%	-

China Aluminum International Trading Co., Ltd. ("Chalco International Trading") ()	PRC/Mainland of China	1,731,111	Import and export activities	100%	-

Shanxi Huasheng Aluminum Co., Ltd. ()	PRC/Mainland of China	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51%	-

Shanxi Huaze Aluminum and Power Co., Ltd. ()	PRC/Mainland of China	1,500,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60%	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect

Fushun Aluminum Co., Ltd. ()	PRC/Mainland of China	1,430,000	Aluminum smelting, manufacture and distribution of nonferrous metals	100%	-

Zunyi Aluminum Co., Ltd. ()	PRC/Mainland of China	802,620	Manufacture and distribution of primary aluminum	62.10%	-

Chalco Zunyi Alumina Co., Ltd. ()	PRC/Mainland of China	1,400,000	Manufacture and distribution of alumina	73.28%	-

Shandong Huayu Alloy Materials Co., Ltd. ("Shandong Huayu") ()	PRC/Mainland of China	1,627,697	Manufacture and distribution of primary aluminum and aluminum alloy	55%	-

Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") ()	PRC/Mainland of China	529,240	Manufacture and distribution of primary aluminum	51%	-

Chalco Hong Kong Ltd. ("Chalco Hong Kong") ()	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities	100%	-

Chalco Mining Co., Ltd. ()	PRC/Mainland of China	760,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related non-ferrous metal products	100%	-

Gansu Huayang Mining Development Co., Ltd. ( )	PRC/Mainland .of China	16,670	Manufacture and distribution of coal and other mineral products	70%	-

Chalco Energy Co., Ltd. ()	PRC/Mainland of China	819,993	Thermoelectric supply and investment management	100%	-

China Aluminum Ningxia Energy Group Co.,Ltd. ("Ningxia Energy") ()	PRC/Mainland of China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing	70.82%	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect

Guizhou Huajin Aluminum Co., Ltd. ()	PRC/Mainland of China	1,000,000	Manufacture and distribution of alumina	60%	-

Chalco Hong Kong Investment Company Limited	Hong Kong	USD1	Bond issue	-	100%

Yinxing Energy	PRC/Mainland of China	541,633	Operation of wind power, Design, manufacture and distribution of wind power and solar power equipment	-	52.91%

Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. ( )	PRC/Mainland of China	200,000	Research and development services	100.00%	-

Chalco Shandong Co., Ltd. ("Chalco Shandong") ()	PRC/Mainland of China	2,500,000	Manufacture and distribution of alumina	100.00%	-

Guangxi Investment Co., Ltd. ("Guangxi Investment") ()	PRC/Mainland of China	10,000	Investment management	100.00%	-

Chalco Zhongzhou Aluminum Co., Ltd. ()	PRC/Mainland of China	3,200,000	Manufacture and distribution of alumina	100.00%	-

Shanxi Aluminum China Resources Co., Ltd.()	PRC/Mainland of China	200,000	Manufacture and distribution of primary aluminum	50.00%	-

China Aluminum Logistics Group Corporation Co., Ltd. ()	PRC/Mainland of China	50,000	Logistic transportation	81.87%	18.13%

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

	2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"). They have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.1	Basis of preparation (Continued)

Going concern

As at December 31, 2015, the Group's current liabilities exceeded its current assets by approximately RMB16,768 million (December 31, 2014: RMB40,826 million). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2016;

*

Unutilized banking facilities of approximately RMB70,772 million as at December 31, 2015, of which amounts totaling RMB63,877 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

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

Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended December 31, 2015. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

*	Power over the investee (i.e.existing rights that give it the current ability to direct the relevant activities of the investee);

*	Exposure, or rights, to variable returns from its involvement with the investee; and

*	The ability to use its power over the investee to affect its returns.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.1	Basis of preparation (Continued)

Consolidation (Continued)

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
For the years ended December 31, 2013, 2014 and 2015
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
For the years ended December 31, 2013, 2014 and 2015
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

The comparative financial data have been revised to reflect the business combination under common control incurred during the year as disclosed in note 39.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.1	Basis of preparation (Continued)

Consolidation (Continued)

		(b)	Acquisition method of accounting for other business combinations (Continued)

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.1	Basis of preparation (Continued)

Consolidation (Continued)

(c)	Subsidiaries (Continued)

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
For the years ended December 31, 2013, 2014 and 2015
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

Details on the discontinued operation are disclosed in Note 5 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.2	Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2014, except the adoption of the following revised International Financial Reporting Standards ("IFRSs") (which include International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from January 1, 2015:

*	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

*	Annual Improvements to IFRSs 2010-2012 Cycle

*	Annual Improvements to IFRSs 2011-2013 Cycle

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.2	Changes in accounting policies and disclosures (Continued)

The principal effects of adopting these new and revised IFRSs are as follows:

IAS 19 Contributions from employees or third parties to defined benefit plans

The amendments simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction of service cost in the period in which the related service is rendered. The amendments have had no impact on the Group as the Group does not have defined benefit plans.

Annual Improvements to IFRSs 2010-2012 Cycle

IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: Clarifies the treatment of gross carrying amount and accumulated depreciation or amortisation of revalued items of property, plant and equipment and intangible assets. The amendments have had no impact on the Group as the Group does not apply the revaluation model for the measurement of these assets.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.2	Changes in accounting policies and disclosures (Continued)

Annual Improvements to IFRSs 2010-2012 (Continued)

IAS 24 Related Party Disclosures: Clarifies that a management entity (i.e., an entity that provides key management personnel services) is a related party subject to related party disclosure requirements. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment has had no impact on the Group as the Group does not receive any management services from other entities.

Annual Improvements to IFRSs 2011-2013 Cycle

IFRS 3 Business Combinations: Clarifies that joint arrangements but not joint ventures are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendment is applied prospectively. The amendment has had no impact on the Group as the Company is not a joint arrangement and the Group did not form any joint arrangement during the year.

IFRS 13 Fair Value Measurement: Clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 or IAS 39 as applicable. The amendment is applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied. The amendment has had no impact on the Group as the Group does not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property: Clarifies that IFRS 3, instead of the description of ancillary services in IAS 40 which differentiates between investment property and owner-occupied property, is used to determine if the transaction is a purchase of an asset or a business combination. The amendment is applied prospectively for acquisitions of investment properties. The amendment has had no impact on the Group as it does not own any investment properties.

In addition, the Company has adopted the amendments to the Listing Rules issued by the Hong Kong Stock Exchange relating to the disclosure of financial information with reference to the Hong Kong Companies Ordinance (Cap. 622) during the current financial year. The main impact to the financial statements is on the presentation and disclosure of certain information in the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements:

IFRS 9	Financial Instruments[2]
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS 10 IFRS 12 and IAS 28(2011)	Investment Entities: Applying the Consolidation Exception[1]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[1]
IFRS 14	Regulatory Deferral Accounts[3]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[1]
IFRS 15	Revenue from Contracts with Customers[2]
Amendments to IAS 1	Disclosure Initiative[1]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[1]
Amendments to IAS 27 (2011)	Equity Method in Separate Financial Statements[1]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs[1]

1	Effective for annual periods beginning on or after January 1, 2016
2	Effective for annual periods beginning on or after January 1, 2018
3	Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after January 1, 2016 and therefore is not applicable to the Group

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 9 Financial Instruments

In September 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group is currently assessing the impact of the standard.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IFRS 10 and IAS 28 (2011)

The amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The Group expects to adopt the amendments from January 1, 2016.

Amendments to IFRS 11

The amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016.

Amendments to IAS 16 and IAS 38

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are to be applied prospectively. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016 as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IFRS 15

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In September 2015, the IASB issued an amendment to IFRS 15 regarding a one-year deferral of the mandatory effective date of IFRS 15 to January 1, 2018. The Group expects to adopt IFRS 15 on January 1, 2018 and is currently assessing the impact of IFRS 15 upon adoption.

Amendments to IAS 1

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)	the materiality requirements in IAS 1;

(ii)	that specific line items in the statement of comprehensive income and the statement of financial position may be disaggregated;

(iii)	that entities have flexibility as to the order in which they present the notes to financial statements; and

(iv)

that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. The Group expects to adopt the amendments from January 1, 2016. The amendments are not expected to have any significant impact on the Group's financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.4	Investments in joint ventures and associates

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

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.4	Investments in joint ventures and associates (Continued)

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

The Company's investments in associates and joint ventures are classified as non-current assets and are stated at cost less any impairment losses.The results of associates and joint ventures are included in the Company's statement of comprehensive income to the extent of dividends received and receivable.

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
For the years ended December 31, 2013, 2014 and 2015
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

	(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

	(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

2.7	Fair value measurement

The Group measures its derivative financial instruments and available-for-sale financial investments at fair value at the end of each reporting period. Also, the fair values of financial instruments measured at amortized cost are disclosed in note 37.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
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

(b)	Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.4778 per US$1.00 on December 31, 2015, the last business day in fiscal year 2015, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within "finance costs". All other foreign exchange gains and losses are presented in "other gains, net" in profit or loss.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.8	Foreign currency translation (Continued)

(d)	Group companies (Continued)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.9	Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8-45 years
Machinery	3-30 years
Transportation facilities	6-10 years
Office and other equipment	3-10 years

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.9	Property, plant and equipment (Continued)

The assets' depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of comprehensive income in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

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
For the years ended December 31, 2013, 2014 and 2015
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

Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.10	Intangible assets (Continued)

(c)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

(d)	Periodic review of the useful lives and amortisation method

For intangible assets with finite useful lives, the estimated useful lives and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

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
For the years ended December 31, 2013, 2014 and 2015
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

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of comprehensive income in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

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

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortized.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
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

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in the statement of profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for "Revenue recognition" below.

Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.14	Financial assets (Continued)

(a)	Classification (Continued)

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortized cost using the effective interest rate method less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in other income and gains in the statement of profit or loss. The loss arising from impairment is recognized in the statement of profit or loss in finance costs for loans and in other expenses for receivables.

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the statement of profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to the statement of profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognized in the statement of profit or loss as other income in accordance with the policies set out for "Revenue recognition" below.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.14	Financial assets (Continued)

(a)	Classification (Continued)

(iii)	Available-for-sale financial investments (Continued)

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the statement of profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.14	Financial assets (Continued)

(b)	Recognition and measurement

All regular purchases and sales of financial assets are recognized on the trade date, that is the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Investments are initially recognized at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
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
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.14	Financial assets (Continued)

(d)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.14	Financial assets (Continued)

		(d)	Impairment of financial assets (Continued)

Financial assets carried at amortized cost (Continued)

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the statement of profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognized in the statement of profit or loss, is removed from other comprehensive income and recognized in the statement of profit or loss.

In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of comprehensive income - is removed from other comprehensive income and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.14	Financial assets (Continued)

		(d)	Impairment of financial assets (Continued)

Available-for-sale financial investments (Continued)

The determination of what is "significant" or "prolonged" requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. Impairment losses on debt instruments are reversed through profit or loss if the subsequent increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
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

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortisation process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

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
For the years ended December 31, 2013, 2014 and 2015
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

2.17	Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IAS 39 is recognized in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group's expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.18	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net recoverable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net recoverable amount and recorded in profit or loss. Net recoverable amounts are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognized within "cost of sales" in profit or loss.

	2.19	Trade and notes receivables and other receivables

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.20	Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

	2.21	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognized when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Group should make a judgement based on the basic conditions to obtain the government grants, and recognizes them as asset-related government grants if the conditions are to construct or to form long-term assets. Otherwise, the government grants should be income-related.

Asset-related government grants are recognized as deferred income and are amortized evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognized as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grant used to compensate expenses or losses that were already incurred, they are directly recognized in profit or loss for the current period.

	2.22	Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.23	Employee benefits

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

The expected cost of bonus plans is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organized by the relevant municipal and provincial governments in the PRC. In 2015, the Group made monthly contributions at the rate of 20% (2013: 20%, 2014: 20%) of the qualified employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.23	Employee benefits (Continued)

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.24	Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Share of income tax expense of joint ventures and associates are included in "share of profits and loss of joint ventures and associates". Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Deferred income tax is provided using the liability method on all temporary differences at the end of reporting period between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; the deferred tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and the carry forward of unused tax losses can be utilized.

Deferred tax liability is provided for all taxable temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.25	Perpetual securities

Perpetual securities are classified as equity if they are non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognized as distributions within equity.

	2.26	Revenue recognition

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

2.27	Interest income

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

2.28	Dividend income

Dividend income is recognized when the right to receive payment is established.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.29	Leases

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

Regarding to the sale and lease back agreements, the Group treats the transactions of sale and lease back as finance leases, the difference between the carrying amount and consideration will be deferred and recognized with the depreciation during the useful lives of relevant assets as an adjustment of depreciation expense.

	2.30	Borrowing costs

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.31	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

	2.32	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

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

As set out in note 2.1, the ability of the Group to continue operations is dependent upon obtaining the necessary borrowings and generating cash inflows from operating activities in order to generate sufficient cash flows to meet its liabilities as they fall due. In the event that the Group are unable to obtain adequate funding, there is uncertainty as to whether the Group will be able to continue as a going concern. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Group be unable to continue as a going concern.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Judgements (Continued)

(b) Significant influence over an entity in which the Group holds less than 20% of voting rights

As at December 31, 2014 and 2015, the Group owned a 17.246% and 2.46% equity interest of Jiaozuo Wanfang Aluminum Co., Ltd. ("Jiaozuo Wanfang") (), respectively. The Company considers that it has significant influence over Jiaozuo Wanfang even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate five out of the eleven directors of the board of directors of Jiaozuo Wanfang.

At December 31, 2015, the Group owned a 15% equity interest of Chalco Mineral Resources Co. Ltd. ("Chalco Resources") (). The Company considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate one out of the five directors of the board of directors of Chalco Resources.

At December 31, 2015, the Group owned a 14.62% equity interest of China Rare Earth Co., Ltd. ("China Rare Earth") (). The Company considers that it has significant influence over China Rare Earth even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate one out of the seven directors of the board of directors of China Rare Earth.

Prior to December 31, 2015, the Group owned a 15% equity interest of ABC-CA Fund Management Co., Ltd. ("ABC-CA") (). The Company considers that it has significant influence over ABC-CA even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate one out of the nine directors of the board of directors of ABC-CA.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Judgements (Continued)

	(c)	Entity in which the Group holds more than a majority of voting rights that is not subject to consolidation

In April 2015, Ningxia Energy and Zhejiang Power Group Co., Ltd. ("Zhejiang Power") () jointly established Ningxia Yinxing Power Co., Ltd. ("Yinxing Power") (). The registered capital of Yinxing Power is RMB800 million, of which Ningxia Energy and Zhejiang Power contributed 51% and 49%, respectively. Ningxia Energy can nominate four out of the seven directors of the board of directors. According to the articles of association of Yinxing Power, it requires more than two-thirds of the votes for passing most of the resolutions of both shareholders' meeting and board of directors. Accordingly, the directors of the Company consider that Ningxia Energy and Zhejiang Energy have joint control over Yinxing Power, which is accounted for as a joint venture.

	(d)	Lease classification

As disclosed in note 21, the Group has entered into several sales and lease back agreements with third party lease companies and related party lease companies. The Group assessed the terms in the agreements and considered the Group had substantially all the risks and rewards of ownership and treated them as finance leases.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

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

(a)	Property, plant and equipment and intangible assets - recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs of disposal and value in use.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(b)	Property, plant and equipment and intangible assets- estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortisation charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortisation expense in future periods.

	(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of comprehensive income. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognized as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(c)	Estimated impairment of trade and other receivables and inventories (Continued)

In accordance with the Group's accounting policy, the Group's management tests whether inventories suffered any impairment based on estimates of the net recoverable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and related tax expense to calculate the net recoverable amount of inventories. For inventories held for executed sales contracts, management estimates the net recoverable amount based on the contracted price; for other inventories, management estimates the realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, management has established a model in estimating the net recoverable amount at which the inventories can be realized in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

	(d)	Coal reserve estimates and units-of-production depreciation for coal mining rights

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(e) Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from the relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact on the income tax and deferred income tax provisions in the period in which the determination is made.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of the Group's deferred tax assets at December 31, 2015 was RMB2,279 million (December 31, 2014: RMB2,403 million), without taking into consideration the offsetting of balances within the same tax jurisdiction. The amount of unrecognized tax losses at December 31, 2015 was RMB22,328 million (December 31, 2014: RMB22,564 million). Further details are contained in note 11 to the financial statements.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(e)	Income tax (Continued)

As at December 31, 2014 and 2015, the Group recognized the deferred tax liabilities for the taxable temporary differences associated with investments in an overseas subsidiary and a domestic associate. Apart from that, the Group believes that the taxable temporary differences associated with investments in all other subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities were not recognized as disclosed in note 11 to the financial statements.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION

	(a)	Revenue

Revenue from continuing operations recognized during the years are as follows:

	2013	2014	2015

Sales of goods (net of value-added tax)	167,058,228	139,708,748	121,036,548
Other revenue	2,635,572	2,291,082	2,409,324

	169,693,800	141,999,830	123,445,872

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation and packaging and other services.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of internal reports in order to allocate resources to operating segments and assess their performance.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and energy products which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

However, as disclosed in Notes 2.1 and 5 to the financial statements, the Group has disposed of its equity interests and assets in the aluminum fabrication segment on June 27, 2013. Accordingly, the aluminum fabrication segment has been classified as a discontinued operation and was excluded from the segment information for the year ended December 31, 2013.

In addition, the Company acquired an aggregate of 70.82% equity interest in Ningxia Energy on January 23, 2013. Ningxia Energy is principally engaged in research and development, production and operation of energy products. Its activities mainly include coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and construction and operation of coal aluminum integration. After the acquisition of Ningxia Energy, the presidents have identified Ningxia Energy and other energy related operations, formerly included in corporate and other operating segments, as the energy segment in accordance with IFRS 8 Operating Segments.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

*

The alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

*

The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, and the smelting of alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, and new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

*

The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products, raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

		*	Corporate and other operating segments, which mainly includes corporate management, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended December 31, 2013

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Total revenue from continuing operations	33,979,913	50,215,957	5,159,137	137,283,480	788,549	(57,733,236)	169,693,800
Inter-segment revenue	(27,276,190)	(18,068,029)	(261,865)	(11,991,918)	(135,234)	57,733,236	-

Sales of self-produced products (Note(i))				31,514,827

Sales of products sourced from external suppliers				93,776,735

Revenue from external customers from continuing operations	6,703,723	32,147,928	4,897,272	125,291,562	653,315	-	169,693,800

Segment (loss)/profit before income tax from continuing operations	(1,800,990)	(2,780,041)	948,840	547,086	4,167,769	(187,490)	895,174

Income tax expense from continuing operations							(339,551)

Profit for the year from continuing operations							555,623

Other items for continuing operations:
Finance income	28,132	63,594	68,595	142,705	313,550	-	616,576
Finance costs	(1,095,328)	(1,342,708)	(1,066,896)	(286,968)	(2,072,581)	-	(5,864,481)
Share of profits of joint ventures	-	-	126,326	-	22,423	-	148,749
Share of (losses)/profits of associates	(2,129)	70,039	377,312	-	66,647	-	511,869
Amortisation of land use rights and leasehold land	(36,089)	(26,548)	(12,138)	(875)	(1,344)	-	(76,994)
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(3,169,703)	(2,791,640)	(1,080,293)	(5,748)	(113,642)	-	(7,161,026)
Gain/(loss) on disposal of property, plant and equipment	134,409	75,384	(699)	-	(37)	-	209,057
Gain on disposal of Alumina
Production Line	33,247	-	-	-	-	-	33,247
Gain on acquisition of a subsidiary	-	-	651,185	-	-	-	651,185
Gain on disposal and deemed disposal of subsidiaries	-	-	-	-	6,218,010	-	6,218,010
Gain on previously held equity interest remeasured at acquisition-date fair value	-	-	53,953	-	-	-	53,953
Impairment of property, plant and equipment	(68,340)	(284,403)	(118,453)	-	(29,963)	-	(501,159)
Change for impairment of inventories (Note (ii))	(44,359)	128,962	(206,725)	42,714	-	-	(79,408)
Provision for impairment of receivables, net	(9,611)	(38,705)	(44,211)	(203,997)	(813)	-	(297,337)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended December 31, 2013

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Capital expenditure of continuing operations in:
Intangible assets	363,258	1,167	162,741	243	-	-	527,409
Land use rights and leasehold land	-	15,341	3,264	-	-	-	18,605
Property, plant and equipment	3,854,419	3,300,022	1,893,885	46,047	130,599	-	9,224,972

Notes:

(i)

The sales of self-produced products include sales of self-produced alumina amounting to RMB10,696 million, sales of self-produced primary aluminum amounting RMB15,218 million, and sales of self-produced other products amounting to RMB5,601 million.

(ii)	Change for impairment of inventories do not include change for impairment due to disposal of subsidiaries.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended December 31, 2014

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Total revenue	30,705,972	40,650,480	5,242,329	110,107,996	347,935	(45,054,882)	141,999,830
Inter-segment revenue	(24,852,245)	(10,260,057)	(148,158)	(9,761,841)	(32,581)	45,054,882	-

Sales of self-produced products (Note (i))				27,973,346

Sales of products sourced from external suppliers				72,372,809

Revenue from external customers	5,853,727	30,390,423	5,094,171	100,346,155	315,354	-	141,999,830

Segment (loss)/profit before income tax	(5,968,306)	(6,366,489)	(1,736,365)	658,678	(2,277,457)	(275,874)	(15,965,813)

Income tax expense							(1,074,910)

Loss for the year							(17,040,723)

Other items
Finance income	221,413	42,034	69,419	265,428	449,313	-	1,047,607
Finance costs	(1,277,390)	(1,396,930)	(1,256,195)	(449,456)	(2,350,626)	-	(6,730,597)
Share of profits and losses of joint ventures	-	-	78,392	-	11,118	-	89,510
Share of profits and losses of associates	-	(1,446)	281,932	(7)	70,096	-	350,575
Amortisation of land use rights and leasehold land	(39,034)	(30,239)	(13,976)	(15)	(1,344)	-	(84,608)
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(3,376,746)	(2,744,872)	(1,196,038)	(6,715)	(73,823)	-	(7,398,194)
Gain/(loss) on disposal of property, plant and equipment	2,537	(48,434)	437	11	1,305	-	(44,144)
Government grants	112,301	565,790	91,843	34,382	19,670	-	823,986
Impairment of intangible assets	(23,744)	-	(84,680)	-	-	-	(108,424)
Impairment of property, plant and equipment	(3,292,425)	(859,866)	(1,479,574)	-	(47,656)	-	(5,679,521)
Impairment of land use rights and leasehold land	(140,804)	-	-	-	-	-	(140,804)
Change for impairment of inventories	(43,251)	(590,357)	(87,423)	54,305	330	-	(666,396)
Reversal/(provision) for impairment of receivables, net	4,321	(2,860)	(61,970)	(81,755)	-	-	(142,264)
Investment in associates	-	314,313	2,389,395	-	2,137,260	-	4,840,968
Investment in joint venture	4,900	-	1,165,149	-	1,355,698	-	2,525,747

Capital expenditure in:
Intangible assets	54,165	12	49,325	1,231	1,344	-	106,077
Land use rights and leasehold land	8,340	284,514	2,652	-	-	-	295,506
Property, plant and equipment (Note (ii))	3,455,491	2,038,608	2,321,906	117,814	80,702	-	8,014,521

Notes:

(i)

The sales of self-produced products include sales of self-produced alumina amounting to RMB13,231 million, sales of self-produced primary aluminum amounting RMB9,979 million, and sales of self-produced other products amounting to RMB4,763 million.

(ii)	The additions in property, plant and equipment under sale and leaseback contracts (note 21) are not included in capital expenditure in property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended December 31, 2015

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Total revenue	33,133,812	36,973,230	4,290,915	94,131,114	301,626	(45,384,825)	123,445,872
Inter-segment revenue	(26,501,470)	(8,861,390)	(98,124)	(9,908,906)	(14,935)	45,384,825	-

Sales of self-produced products (Note (i))				23,294,776

Sales of products sourced from external suppliers				60,927,432

Revenue from external customers	6,632,342	28,111,840	4,192,791	84,222,208	286,691	-	123,445,872

Segment profit/(loss) before income tax	1,967,072	(1,386,922)	(74,153)	(1,234,554)	733,746	188,104	193,293

Income tax benefit							230,420

Profit for the year							423,713

Other items
Finance income	204,206	20,820	39,231	265,372	282,455	-	812,084
Finance costs	(1,051,557)	(1,347,593)	(1,016,869)	(562,645)	(1,971,001)	-	(5,949,665)
Share of profits and losses of joint ventures	-	-	6,979	-	16,259	-	23,238
Share of profits and losses of associates	-	(2,027)	270,963	-	15,595	-	284,531
Amortisation of land use rights and leasehold land	(44,064)	(28,989)	(12,557)	(15)	(1,344)	-	(86,969)
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(2,990,799)	(2,871,447)	(1,203,659)	(27,526)	(114,588)	-	(7,208,019)
Gain/(loss) on disposal of property, plant and equipment and land use rights	218,401	1,747,796	(611)	56,120	296,168	-	2,317,874
Government grants	297,688	1,369,644	79,611	12,816	9,167	-	1,768,926
Gain on disposal of Shanxi Huaxing	1,035,254	-	-	-	1,552,880	-	2,588,134
Partial disposal of Jiaozuo Wanfang	-	-	-	-	832,369	-	832,369
Impairment of property, plant and equipment	-	-	(10,011)	-	-	-	(10,011)
Change for impairment of inventories (Note (ii))	(219,997)	55,288	7,417	(459,575)	-	-	(616,867)
Reversal for impairment of receivables, net	5,389	40,603	64,417	121,741	-	-	232,150
Investment in associates	21,000	312,286	2,323,968	118,352	2,827,095	-	5,602,701
Investment in joint venture	1,886,083	-	1,412,223	-	1,852,581	-	5,150,887

Capital expenditure in:
Intangible assets	5,167	872	27,991	580	-	-	34,610
Land use rights and leasehold land	-	133,686	5,938	-	-	-	139,624
Property, plant and equipment (Note (iii))	5,112,086	1,862,662	2,377,708	16,930	144,097	-	9,513,483

.	Notes:

(i)

The sales of self-produced products include sales of self-produced alumina amounting to RMB12,699 million, sales of self-produced primary aluminum amounting RMB8,099 million, and sales of self-produced other products amounting to RMB2,497 million.

	(ii)	Change for impairment of inventories do not include change for impairment due to disposal of subsidiaries and transferred to non-current assets held for sale.

	(iii)	The additions in property, plant and equipment under sale and leaseback contracts (note 21) are not included in capital expenditure in property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at December 31, 2014

Segment assets	72,961,013	48,198,781	36,855,105	20,890,288	25,990,507	204,895,694
Reconciliation:
Elimination of inter-segment receivables						(12,883,041)
Other elimination						(370,006)
Corporate and other unallocated assets:
Deferred tax assets						952,057
Prepaid income tax						248,903

Total assets						192,843,607

Segment liabilities	43,956,572	33,262,847	24,686,868	17,126,630	45,899,200	164,932,117
Reconciliation:
Elimination of inter-segment payables						(12,883,041)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,061,265
Income tax payable						79,420

Total liabilities						153,189,761

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at December 31, 2015

Segment assets	68,597,170	46,330,865	37,020,858	19,158,171	35,873,305	206,980,369
Reconciliation:
Elimination of inter-segment receivables						(19,131,592)
Other elimination						(181,437)
Corporate and other unallocated assets:
Deferred tax assets						1,362,995
Prepaid income tax						238,916

Total assets						189,269,251

Segment liabilities	42,769,848	31,480,143	25,051,030	14,047,128	43,705,747	157,053,896
Reconciliation:
Elimination of inter-segment payables						(19,131,592)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,006,155
Income tax payable						43,356

Total liabilities						138,971,815

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

	2013	2014	2015

Segment revenue from external customers from continuing operations
- Mainland China	163,845,061	138,745,983	121,199,583
- Outside of Mainland China	5,848,739	3,253,847	2,246,289

	169,693,800	141,999,830	123,445,872

	December 31, 2014	December 31,2015

Non-current assets (excluding financial assets and deferred tax assets)
- Mainland China	119,378,945	117,189,869
- Outside of Mainland China	448,362	359,308

	119,827,307	117,549,177

For the year ended December 31, 2015, revenues of approximately RMB31,818 million (2013 from continuing operations: RMB30,255 million, 2014: RMB24,986 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the years ended December 31, 2013, 2014 and 2015.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	DISCONTINUED OPERATIONS

On June 9, 2013, the Company entered into an equity interest transfer agreement ("Aluminum Fabrication Interests Transfer Agreement") with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in (a) six subsidiaries: (1) 90.03% equity interest in Henan Aluminum; (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd.; (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Co., Ltd.; (4) 56.86% equity interest in Huaxi Aluminum Co., Ltd.; (5) 93.30% equity interest in Chalco Ruimin Co., Ltd.; and (6) 100% equity interest in Qingdao Light Metal (collectively known as "Aluminum Fabrication Subsidiaries"), (b) a joint venture: 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. () ("Chalco Sapa"); and (c) an associate: 40% equity interest in Guizhou Chalco Aluminum Co., Ltd. () ("Guizhou Chalco"). In addition, the Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013, pursuant to which the Company transferred the net assets in Aluminum Fabrication Branch to Northwest Aluminum Fabrication Plant. The above transactions were completed on June 27, 2013.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	DISCONTINUED OPERATIONS (Continued)

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch, the aggregate consideration for the disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco was finalized at RMB6,314.5 million. The disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco shall be considered in their totality.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	DISCONTINUED OPERATIONS (Continued)

The details of the net assets of the discontinued operation as at June 27, 2013 are as follows:

June 27, 2013

Net assets disposed of:
Cash and cash equivalents	345,351
Trade and notes receivables	1,563,462
Inventories	2,254,990
Other current assets	1,427,870
Deferred tax assets	105,716
Property, plant and equipment	9,354,169
Land use rights	267,104
Intangible assets	11,210
Investment in an associate	202,210
Other non-current assets	39,472
Trade and notes payables	(2,016,152)
Income tax payable	(583)
Other payables and accrued expenses	(598,000)
Interest bearing loans and borrowings	(9,808,339)
Other non-current liabilities	(55,435)

Net assets	3,093,045

Non-controlling interests	(324,539)

Net assets disposed of	2,768,506

Transferred Loan to Chinalco	2,925,500

Total net assets disposed of	5,694,006

Gain on disposal of the discontinued operation and the
Transferred Loan to Chinalco	620,494

6,314,500

2013

Satisfied by:
Cash received in 2013	1,391,327
Receivable from Chinalco and its subsidiaries as at December 31, 2013	4,923,173

6,314,500

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the discontinued operation is as follows:

Cash consideration received in 2013	1,391,327
Less: cash and cash equivalents disposed of	(345,351)

Net cash inflows from the disposal of the discontinued operation	1,045,976

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	DISCONTINUED OPERATIONS (Continued)

The results of the discontinued operation are presented below:

2013*

Revenue	5,527,808
Less: elimination**	(1,654,896)

3,872,912

Expenses	(5,684,116)
Less: elimination**	1,654,896

(4,029,220)

Operating loss	(156,308)
Finance costs, net	(259,187)
Share of profits of associates	877

Loss before tax from the discontinued operation	(414,618)

Income tax benefit	1,268

Loss for the year from the discontinued operation	(413,350)

Gain on disposal of the discontinued operation	620,494

Profit after tax for the year from the discontinued operation	207,144

The net cash flows incurred by the discontinued operation, excluding the cash consideration received from disposal of the discontinued operation, are as follows:

2013*

Operating activities	(10,253)
Investing activities	(134,499)
Financing activities	117,868
Net foreign Exchange differences	124

Net cash (outflows)	(26,760)

*	These numbers represent the activities prior to the disposal on June 27, 2013.

**

Since the transactions between the discontinued operation and the continuing operations are expected to continue after the disposal of discontinued operation, the transactions between the two operations were eliminated in the results of the discontinued operation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	DISCONTINUED OPERATIONS (Continued)

2013

Basic and diluted earnings per share from the discontinued operation (in RMB per share)	0.02

The calculations of basic and diluted earnings per share from the discontinued operation are based on:

2013

Profit attributable to owners of the parent from the discontinued operation (in RMB)	235,913,000

Weighted average number of ordinary shares in issue during the year used in the basic and diluted earnings or loss or earnings per share calculations (note 33)	13,524,487,892

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2014
Opening net carrying amount	2,344,953	6,924,801	1,317,163	268,570	10,855,487
Additions	-	42,150	42,171	21,756	106,077
Transfer from property, plant and equipment (note 7)	-	385,840	-	38,395	424,235
Reclassification	-	48,222	(48,222)	-	-
Disposals	-	-	-	(10,977)	(10,977)
Amortisation	-	(245,194)	-	(43,055)	(288,249)
Impairment loss	-	(35,420)	-	(73,004)	(108,424)
Currency translation differences	104	735	1,110	-	1,949

Closing net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098

As at December 31, 2014
Cost	2,345,057	7,964,402	1,312,222	476,947	12,098,628
Accumulated amortisation
and impairment	-	(843,268)	-	(275,262)	(1,118,530)

Net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2015
Opening net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098
Additions	-	32,309	716	1,585	34,610
Transfer from property, plant and equipment	-	23,009	6,559	7,433	37,001
Reclassify to operating lease prepayments (note 8(b))	-	(3,767)	-	-	(3,767)
Disposal of subsidiaries (note 40)	-	(183,267)	(186,114)	-	(369,381)
Amortisation	-	(223,068)	-	(32,030)	(255,098)
Currency translation differences	780	4,673	10,099	-	15,552

Closing net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

As at December 31, 2015
Cost	2,345,837	7,799,213	1,143,482	405,093	11,693,625

Accumulated amortisation and impairment	-	(1,028,190)	-	(226,420)	(1,254,610)

Net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	INTANGIBLE ASSETS (Continued)

For the years ended December 31, 2013, 2014 and 2015, the amortisation expenses of intangible assets recognized in profit or loss from continuing operations are analysed as follows:

	2013	2014	2015

Cost of sales	247,320	246,144	223,068
General and administrative expenses (note 27(b))	30,372	42,105	32,030

	277,692	288,249	255,098

As at December 31, 2015, the Group has pledged intangible assets with a net carrying value amounting to RMB1,241 million (December 31, 2014: RMB1,125 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2015, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB1,582 million (December 31, 2014: RMB4,569 million). There have been no litigation, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at December 31, 2015, the carrying value of these rights only represented approximately 1% of the total asset value of the Group (December 31, 2014: 2%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	INTANGIBLE ASSETS (Continued)

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	December 31, 2014		December 31, 2015

	Alumina	Primary aluminium	Alumina	Primary aluminium

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima ("PTNP")	14,112	-	14,892	-

	203,531	2,141,526	204,311	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2014: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2014: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at December 31, 2015 (December 31, 2014: no impairment).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended December 31, 2014
Opening net carrying amount	27,281,141	56,641,136	1,175,664	147,522	15,460,542	100,706,005
Currency translation differences	(241)	25	20	(1)	10	(187)
Reclassifications and internal transfers	4,182,675	6,485,681	29,590	35,270	(10,733,216)	-
Transfer to intangible assets (note 6)	-	-	-	-	(424,235)	(424,235)
Transfer to land use rights and leasehold land (note 8(b))	-	-	-	-	(460,421)	(460,421)
Additions	209,306	1,961,933	4,266	8,685	7,624,680	9,808,870
Disposals	(83,637)	(2,300,081)	(35,467)	(3,973)	(439,550)	(2,862,708)
Depreciation	(1,361,507)	(5,346,095)	(219,339)	(40,878)	-	(6,967,819)
Impairment losses	(1,481,329)	(3,520,705)	(28,468)	(1,940)	(647,079)	(5,679,521)

Closing net carrying amount	28,746,408	53,921,894	926,266	144,685	10,380,731	94,119,984

As at December 31, 2014
Cost	42,537,307	99,110,829	2,933,497	512,894	11,658,141	156,752,668
Accumulated depreciation and impairment	(13,790,899)	(45,188,935)	(2,007,231)	(368,209)	(1,277,410)	(62,632,684)

Net carrying amount	28,746,408	53,921,894	926,266	144,685	10,380,731	94,119,984

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended December 31, 2015
Opening net carrying amount	28,746,408	53,921,894	926,266	144,685	10,380,731	94,119,984
Currency translation differences	319	209	143	31	-	702
Reclassifications and internal transfers	2,331,561	4,021,603	108,344	18,414	(6,479,922)	-
Transfer to intangible assets (note 6)	-	-	-	-	(37,001)	(37,001)
Transfer to land use rights (note 8(b))	-	-	-	-	(5,284)	(5,284)
Additions	238,260	93,679	16,020	3,504	9,162,020	9,513,483
Additions from sales and lease back	-	4,796,220	-	-	887,814	5,684,034
Transfer to an associate as capital injection	(162,514)	(10,209)	-	(1,898)	-	(174,621)
Transfer to assets of a disposal group classified as held for sale	(40,661)	(25,840)	(112)	(2)	-	(66,615)
Disposal of subsidiaries	(2,472,604)	(1,464,038)	(7,032)	(1,288)	(937,381)	(4,882,343)
Disposals (Note(i)(ii))	(473,362)	(102,735)	(5,661)	(838)	(157,838)	(740,434)
Disposals for sales and lease back	-	(5,693,039)	-	-	(965,180)	(6,658,219)
Depreciation	(1,576,682)	(5,026,216)	(224,616)	(41,415)	-	(6,868,929)
Impairment loss	-	(10,011)	-	-	-	(10,011)

Closing net carrying amount	26,590,725	50,501,517	813,352	121,193	11,847,959	89,874,746

As at December 31, 2015
Cost	41,277,291	95,872,034	3,029,036	532,386	12,444,423	153,155,170
Accumulated depreciation and impairment	(14,686,566)	(45,370,517)	(2,215,684)	(411,193)	(596,464)	(63,280,424)

Net carrying amount	26,590,725	50,501,517	813,352	121,193	11,847,959	89,874,746

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Continued)

Note:

(i)

In November 2015, the Government of Baiyun District of Guiyang (), Guiyang Land and Mineral Resources Reserve Centre () ("Guiyang Land Reserve Centre"), a government-related entity, Guizhou Branch of the Company ("Guizhou Branch") and Guizhou Aluminum Plant entered into a Land Reserve Acquisition Cooperation Agreement of Electrolytic Aluminum Plant Area of Baiyun District()(the "Land Reserve Acquisition Cooperation Agreement"). According to the Land Reserve Acquisition Cooperation Agreement, Guizhou Branch sold the aluminum plant and buildings to the Guiyang Land Reserve Centre at a consideration of RMB1,950 million which was determined based on the appraised value. Pursuant to the Land Reserve Acquisition Cooperation Agreement, Guizhou Branch will receive the consideration by instalments of RMB600 million, RMB200 million, RMB1,000 million and RMB150 million by the end of December 2015, by the end of December 2017, by the end of June 2018 and by the end of December 2018, respectively. The disposed aluminium plant and buildings' carrying value was RMB438.4 million and the Group recognized a gain of RMB1,364.8 million which was the difference between the discounted value of the consideration and the carrying value of the assets disposed of. Guizhou Branch received RMB600 million in December 2015 in accordance with the aforementioned instalment terms. As at December 31, 2015, the receivable from Guiyang Land Reserve Center was RMB1,350 million, which was discounted to the present value of RMB1,203.3 million.

(ii)

The Group disposed of its Hong Kong properties, including properties with carrying amount of RMB12.4 million and land use right with carrying amount of RMB89.4 million, to Chinalco assets holdings limited ("Chinalco assets holdings"), a subsidiary of Chinalco, in 2015, details of which is disclosed in note 36(a)(xiii).

*	The English names represent the best effort by the management of the Group in translating its Chinese name as it does not have an official English name.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Continued)

For the years ended December 31, 2013, 2014 and 2015, depreciation expenses recognized in profit or loss from continuing operations are analysed as follows:

	2013	2014	2015

Cost of sales	6,630,711	6,756,110	6,673,861
General and administrative expenses (note 27(b))	159,030	179,813	172,337
Selling and distribution expenses (note 27 (a))	33,457	31,896	22,731

	6,823,198	6,967,819	6,868,929

As at December 31, 2015, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB5,105 million (December 31, 2014: RMB5,898 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of these buildings to the date of approval of these financial statements. As at December 31, 2015, the carrying value of these buildings only represented approximately 3% of our total asset value (December 31, 2014: 3%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2015, interest expenses of RMB476 million (2013 from continuing operations: RMB635 million, 2014: RMB533 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate of 4.90% to 6.55% (2013: 4.05% to 6.25%, 2014: 5.80% to 7.10%) (note 29), and were included in "additions" to property, plant and equipment.

As at December 31, 2015, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB6,103 million (December 31, 2014: RMB9,249 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2015, the carrying value of temporarily idle property, plant and equipment of the Group is RMB6,257 million (December 31, 2014: RMB4,139 million).

The net carrying amounting of the Group's fixed assets held under finance lease included in the total amounts of the machinery and construction in progress at December 31, 2015 were RMB6,097 million (2014: RMB1,675 million) and RMB888 million (2014: nil), respectively. The accumulated depreciation of the Group's fixed assets held under finance lease was RMB494 million (2014: RMB119 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Continued)

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2014: 10.16%) that reflects specific risks related to CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of CGUs within operating segments.

For the CGUs with indicators of impairment identified there was no impaired losses were provided based on the impairment tests.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

	December 31, 2014	December 31, 2015

Finance leases (a):
In Hong Kong, held on:
Leases between 10 to 50 years	89,555	-

Operating leases (b):
In the mainland of the PRC, held on:
Leases less than 10 years	71,312	142,429
Leases between 10 to 50 years	3,053,158	2,351,478
Leases over 50 years	60,403	213,677

	3,184,873	2,707,584

	3,274,428	2,707,584

(a)	Finance leases

	2014	2015

As at January 1
Cost	108,498	109,227
Accumulated amortisation	(16,964)	(19,672)

Net carrying amount	91,534	89,555

Year ended December 31
Opening net carrying amount	91,534	89,555
Currency translation differences	607	2,475
Disposal (Note)	-	(89,364)
Amortisation	(2,586)	(2,666)

Closing net carrying amount	89,555	-

As at December 31
Cost	109,227	-
Accumulated amortisation	(19,672)	-

Net carrying amount	89,555	-

.	Note:

The Group disposed of its Hong Kong properties, including properties with carrying amount of RMB12.4 million and land use right with carrying amount of RMB89.4 million, to Chinalco assets holdings in 2015, details of which is disclosed in note 36(a)(xiii).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	LAND USE RIGHTS AND LEASEHOLD LAND (Continued)

	(b)	Operating leases prepayments

	2014	2015

As at January 1	2,652,432	3,184,873
Additions	295,506	139,624
Reclassification (note 6)	-	3,767
Transfer from property, plant and equipment (note 7)	460,421	5,284
Disposal of Gansu Aluminum land use right to Gansu Government (Note)	-	(81,284)
Other disposal	(660)	(53,964)
Disposal of subsidiaries (note 40)	-	(365,625)
Capital injection in an associate (note 9(b))	-	(40,788)
Amortisation	(82,022)	(84,303)
Impairment loss	(140,804)	-

As at December 31	3,184,873	2,707,584

Note:

In November 2015, the Company and Gansu Hualu and Baiyin Land and Mineral Resources Reserve Centre () (the "Baiyin Land Reserve Centre") entered into the Land Use Right Acquisition Agreement (the "Land Acquisition Agreement"), pursuant to which Baiyin Land Reserve Centre acquired the land use right of 588 mu (equivalent to 392,000 square metres) at a consideration of RMB456 million based on the appraised value. The consideration was received before 2015 year end. The carrying amount of the disposed land use right is RMB81 million and the disposal gain is RMB375 million.

As at December 31, 2015, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB384 million (December 31, 2014: RMB399 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at December 31, 2015, the carrying value of these land parcels only represented approximately 0.2% of the total asset value of the Group (December 31, 2014: 0.2%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above land use rights, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2015, the amortisation expenses of land use rights and leasehold land were recognized in "general and administrative expenses" in profit or loss amounting to RMB87 million (2013 from continuing operations: RMB77 million, 2014: RMB85 million).

As at December 31, 2015, the Group has pledged land use rights at a net carrying value amounting to RMB258 million (December 31, 2014: RMB409 million) for bank and other borrowings as set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

	(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2014	2015

As at January 1	2,314,841	2,525,747
Capital injections (Note (i)/(ii)/(iii))	121,200	238,000
Disposal of Shanxi Huaxing (Note (iv))	-	2,351,479
Share of profits and losses for the year	89,510	23,238
Share of change in reserves	196	12,423

As at December 31	2,525,747	5,150,887

Note:

(i)

In June 2014, Chalco Guizhou Mining Co., Ltd.*( ), a wholly-owned subsidiary of the Company, made additional capital injection to Guizhou Chalco Hengtaihe Mining Co., Ltd. ("Hengtaihe Mining") *() of RMB121 million by converting debt to equity in proportion to its 49% equity interest in Hengtaihe Mining, which was a major non-cash transaction.

(ii)

In December 2015, Guizhou Mining Company Co., Ltd. (""), a subsidiary of the Company converted its receivables amounting to RMB74.8 million due from Hengtaihe Mining Corporation Co., Ltd. ("") into capital injection.

(iii)

In April 2015, Ningxia Energy, a subsidiary of the Company, and Zhejiang Energy Group Co., Ltd. *() jointly established Ningxia Yinxing Power Co., Ltd. with registered capital of RMB800 million. Ningxia Energy holds 51% of equity interest in Yinxing Power. As at December 31, 2015, Ningxia Energy has made a capital contribution to Yinxing Power by way of injecting certain assets, cash and notes receivables amounting to RMB113.94 million, RMB10.26 million and RMB39 million, respectively, and has the capital injection commitment amounting to RMB244.8 million.

(iv)

As disclosed in note 40 (a), the Company disposed of 50% equity investment in Shanxi Huaxing, formerly its wholly-owned subsidiary, to Shenzhen CR Yuanta Asset Management Ltd., ("CR Yuanta"). As a result of the transaction, the Company lost control of Shanxi Huaxing and accounts for the remaining 50% equity investment as a joint venture at its fair value as at the date of loss of control. Details of the transaction are disclosed in note 40 (a).

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(a)	Investments in joint ventures (Continued)

As at December 31, 2015, particulars of the joint ventures of the Group, all of which are unlisted, are as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Percentage of

				Ownership interest	Voting power	Profit sharing

Guangxi Huayin Aluminum Co., Ltd. ("Guangxi Huayin") ()	PRC/Mainland of China	2,441,987	Manufacture and distribution of alumina	33%	33%	33%

The above investment is directly held by the Company.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(a)	Investments in joint ventures (Continued)

Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

The following table illustrates the summarized financial information in respect of Guangxi Huayin:

	2014	2015

Cash and cash equivalents	344,929	206,090
Other current assets	1,543,471	1,424,496

Current assets	1,888,400	1,630,586

Non-current assets	6,621,599	6,356,342

Financial liabilities	2,421,125	4,504,192
Other current liabilities	68,596	114,718

Current liabilities	2,489,721	4,618,910

Non-current liabilities	2,851,650	27,416

Net assets	3,168,628	3,340,602

Non-controlling interests	-	-

Reconciliation to the Group's interest in the joint venture:
Proportion of the Group's ownership	33%	33%
Group's share of net assets of the joint venture	1,045,647	1,102,399
Carrying amount of the investment	1,045,647	1,102,399

	2013	2014	2015

Revenue	3,454,700	4,239,789	4,234,157
Gross profit	739,365	1,022,772	706,818
Interest income	11,743	5,670	5,004
Depreciation and amortisation	448,325	437,254	524,436
Interest expenses	274,438	276,995	227,592
Profit before income tax	86,822	169,350	189,720
Income tax	1,040	32,432	47,914

Profit and total comprehensive income for the year	85,782	136,918	141,806

Other comprehensive income	-	-	-

Dividend received	-	-	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(a)	Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2014	2015

Share of the joint ventures' profits and losses for the year	44,327	(23,558)

Share of the joint ventures' total comprehensive income	44,327	(23,558)

Aggregate carrying amount of the Group's investments in joint ventures	1,480,100	4,048,488

As at December 31, 2015, the proportionate interests of the Group in the joint ventures' capital commitments amounted to RMB11 million (December 31, 2014: RMB75 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates

Movements in investments in associates are as follows:

	2014	2015

As at January 1	4,587,818	4,840,968
Capital injections (Note(i),(v),(vi),(vii),(viii),(ix),(x))	88,288	2,087,180
Partial disposal of Jiaozuo Wanfang (Note (xi))	-	(1,039,573)
Disposal of investments in an associate (Note (ii))	(7,993)	-
Share of profits and losses for the year	350,575	284,531
Cash dividends declared (Note(ix),(xii),(xiii))	(58,953)	(384,357)
Share of change in an associate due to passive equity dilution (Note (iv))	(14,979)	-
Share of change in reserves	8,058	(545)
Other comprehensive income	-	4,658
Reclassified as held for sale (note 17(b))	-	(78,838)
Other decrease of investment in an associate	(111,846)	(111,323)

As at December 31	4,840,968	5,602,701

Note:

(i)

During the years ended December 31, 2014, the capital injections in the associates of the Group amounting to RMB67 million, were made in cash. In July 2014, the capital injection in an associate of the Group amounting to RMB21 million was made in machineries.

(ii)

In February 2013, Chalco Trading, a wholly-owned subsidiary of the Company, set up Jinpingguo Investment with two third parties of the Group, Pingguo Asia Aluminum Co., Ltd.*() and Guangxi Jinpingguo Aluminum Co., Ltd. ("Jinpingguo Investment")*(). Chalco Trading held a 40% equity interest in Jinpingguo Investment. In May 2014, the board of directors of Jinpingguo Investment approved to liquidate Jinpingguo Investment because the aluminium scrap recycle project development did not produce positive results. As at December 31, 2014, the liquidation has been completed.

(iii)	In 2014, Ning Dong Power declared cash dividends of RMB59 million to Ningxia Energy. As at December 31, 2014, Ningxia Energy has received the dividends in cash.

(iv)

In February and August 2014, Jiaozuo Wanfang issued restricted shares of 32,130,000 and 1,840,000 to the incentive object, respectively, which led to the passive dilution of equity interest of the Company in Jiaozuo Wanfang from 17.75% to 17.246%.

(v)

In August 2015, the Company entered into an agreement with Chalco Resource, a subsidiary of Chinalco, pursuant to which the Company shall make a capital injection to Chalco Resource of RMB616.58 million in proportion to its 15% equity interest in Chalco Resource. As at December 31, 2015, the Company has made a capital injection of RMB246.63 million in cash, and still has the capital injection commitment amounting to RMB369.95 million.

(vi)

In August 2015, the Company signed a capital injection agreement with China Rare Earth pursuant to which the Company has made a capital injection of RMB400 million in cash in return for 14.62% equity interest in China Rare Earth.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates (Continued)

Note: (Continued)

(vii)

In November 2015, the Company together with its two subsidiaries, Chalco International Trading and Chalco Shanghai Kelin Co., Ltd. () ("Shanghai Kelin") signed a capital injection agreement with Chinalco Asset Management Co., Ltd.*() ("Chinalco Asset Management") to inject capital to Chinalco Property Development Co., Ltd.* () ("Chinalco Property Development") by way of injecting certain urban property assets and land use rights with appraised value amounting to RMB676.95 million and cash amounting to RMB696 million. Subsequent to the capital injection, the Group held a 24.12% equity interest in Chinalco Investment Development. The investment in Chinalco Property Development has been adjusted the impact of downstream transaction amounting to RMB111.3 million. The transaction generated disposal gain amounting to RMB350.22 million.

In November 2015, Chinalco Property Development changed its name to Chinalco Investment Development Co., Ltd.*().

(viii)

In January 2015, Guangxi Investment signed an agreement with Fusheng Freight Co., Ltd.* () ("Fusheng Freight") and Pinghai Industrial Trading Co., Ltd.* () ("Pinghai Trading") to set up Guangxi Huazhong Cement Co., Ltd.* () ("Guangxi Huazhong"). Pursuant to the agreement, Guangxi Investment, Fusheng Freight and Pinghai Trading shall make capital injection amounting to RMB42.9 million,RMB63.7 million and RMB15.9 million, respectively. As at December 31, 2015, Guangxi Investment has made a capital injection amounting to RMB21 million in return for 35% equity interest in Guangxi Huazhong and has the capital injection commitment amounting to RMB21.9 million.

(ix)

In April 2015, an associate of Ningxia Energy, Ningxia Ling Wu Power Co., Ltd*. () ("Lingwu Power") declared cash dividends of RMB290 million to Ningxia Energy, among which RMB45 million has been used to make additional capital injection to Lingwu Power and the remaining amount of RMB245 million has been received in 2015.michelle

(x)	In November 2015, the Company has made a capital injection of RMB1.6 million in cash to Chalco Taiyue New Material Co. Ltd.* ().

(xi)

On January 5, 2015, the proposal regarding the transfer of 207,451,915 tradable shares in Jiaozuo Wanfang (represents 17.246% of all of the shares of Jiaozuo Wanfang) held by the Group was approved by the board of directors of the Company. During 2015, the Group disposed of 177,869,858 shares or 14.786% of Jiaozuo Wanfang and recognized the realized gain of RMB832 million. As of December 31, 2015, the Group held 2.46% of equity interest in Jiaozuo Wanfang.

(xii)

In August 2015, an associate of Ningxia Energy, Ningxia Ning Dong Power Co., Ltd*. () ("Ning Dong Power") declared cash dividends of RMB88 million to Ningxia Energy which received the amount of RMB70 million before December 31, 2015.

(xiii)	In August 2015, an associate of the Company, ABC-CA declared and paid cash dividends of RMB6 million to the Company.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

As at December 31, 2015, the investment in an associate of the Company at a net carrying value amounting to RMB421 million (December 31, 2014: RMB451 million) was pledged for bank and other borrowings as set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates (Continued)

As at December 31, 2015, except for Jiaozuo Wanfang, which is a listed company, all associates of the Group are unlisted.

As at December 31, 2015, particulars of the Group's material associates are as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Effective equity interest held

				Ownership interest	Voting power	Profit sharing

Ling Wu Power	PRC/Mainland of China	Registered Capital 1,300,000 Paid-in capital 2,050,239	Thermal power generation	35%	35%	35%

Ning Dong Power	PRC/Mainland of China	900,000	Thermal power generation	35%	35%	35%

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates (Continued)

Ling Wu Power, which is considered a material associate of the Group, is accounted for using the equity method.

The following table illustrates the summarized financial information in respect of Ling Wu Power:

	2014	2015

Cash and cash equivalents	59,718	73,001
Other current assets	1,536,117	1,278,209

Current assets	1,595,835	1,351,210

Non-current assets	9,472,756	9,669,618

Financial liabilities	1,784,353	2,359,825
Other current liabilities	19,553	10,556

Current liabilities	1,803,906	2,370,381

Non-current liabilities	5,513,160	5,043,634

Net assets	3,751,525	3,606,813

Non-controlling interests	-	-

Reconciliation to the Group's interest in the associate:
Proportion of the Group's ownership	35%	35%
Group's share of net assets of the associate	1,313,034	1,262,385

Carrying amount of the investment	1,313,034	1,262,385

	2013*	2014	2015

Revenue	4,607,886	4,938,969	4,319,345
Gross profit	1,483,638	1,395,909	1,190,966
Interest income	2,822	2,240	2,140
Depreciation and amortisation	511,499	599,728	610,910
Interest expenses	419,839	387,620	312,128
Profit before income tax	811,031	704,363	629,564
Income tax	(11,085)	106,440	75,404

Profit and total comprehensive income for the year	822,116	597,923	554,160

Other comprehensive income	-	-	-

Dividend received	-	-	289,605

*

Ningxia Energy became a subsidiary of the Company on January 23, 2013. Ling Wu Power, an associate of Ningxia Energy, became an associate of the Group upon the completion of its acquisition of Ningxia Energy on January 23, 2013 accordingly. The above summarized financial information represents the operating performance of Ling Wu Power since its becoming an associate of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates (Continued)

Ning Dong Power, which is considered a material associate of the Group, is accounted for using the equity method.

The following table illustrates the summarized financial information in respect of Ning Dong Power:

	2014	2015

Cash and cash equivalents	88,301	132,881
Other current assets	394,069	303,979
Current assets	482,370	436,860

Non-current assets	4,002,002	3,781,254

Financial liabilities	842,324	794,007
Other current liabilities	153,723	163,571

Current liabilities	996,047	957,578

Non-current liabilities	2,032,785	1,809,171

Net assets	1,455,540	1,451,365

Non-controlling interests	-	-

Reconciliation to the Group's interest in the joint venture:
Proportion of the Group's ownership	35%	35%
Group's share of net assets of the associate	509,439	507,978

Carrying amount of the investment	509,439	507,978

	2013*	2014	2015

Revenue	1,922,391	1,848,982	1,741,041
Gross profit	664,880	619,062	554,860
Interest income	22,429	1,560	585
Depreciation and amortisation	250,618	258,407	264,634
Interest expenses	206,125	170,366	139,161
Profit before income tax	331,403	301,122	265,123
Income tax	-	-	17,213

Profit and total comprehensive income for the year	331,403	301,122	247,910

Other comprehensive income	-	-	-

Dividend received	8,611	58,953	88,230

*

Ningxia Energy became a subsidiary of the Company on January 23, 2013. Ning Dong Power, an associate of Ningxia Energy, became an associate of the Group upon the completion of its acquisition of Ningxia Energy on January 23, 2013 accordingly. The above summarized financial information represents the operating performance of Ning Dong Power since its becoming an associate of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates (Continued)

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	2014	2015

Share of the associates' profits and losses	35,909	3,806
Share of the associates' other comprehensive income	-	4,658

Share of the associates' total comprehensive income	35,909	8,464

Aggregate carrying amount of the Group's investments in the associates	3,018,495	3,832,338

As at December 31, 2015, the proportionate interests of the Group in the associates' capital commitments amounted to RMB2 million (December 31, 2014: RMB18 million).

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	December 31, 2014	December 31, 2015

Current portion
Stated at fair value
Short-term investments, at fair value (Note (i))	4,635,600	224,820

Non current portion
Stated at fair value
Listed equity investments (Note (ii))	-	59,940
Stated at cost
Unlisted equity investments (Note (iii) (iv))	75,211	73,211
Less: provision for impairment (Note (iv))	361	2,711

	74,850	70,500

	74,850	130,440

Note:

(i)

The short-term investments stated at fair value as at December 31,2014 and 2015 represented financial products issued by banks. The fair values of the short-term investments have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

(ii)

The long-term investment stated at fair value as at December 31, 2015 represented the Group's investment in Dongxing Securities Corporation Limited, which was an unlisted company in 2014 and got listed on the Shanghai Stock Exchange in February 2015.

(iii)

As at December 31, 2015, unlisted equity investments with a carrying amount of RMB71 million (December 31, 2014: RMB75 million) were stated at cost less impairment. The directors of the Company are of the opinion that as these available-for-sale financial investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, and therefore, the available-for-sale financial investments are stated as cost.

(iv)	As at December 31, 2015, Ningxia Energy has made a full impairment provision amounting to RMB2 million of the equity investment in Western Electric Commercial Co., Ltd. .

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2014 and 2015, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealized profit at consolidation	Others	Total

As at January 1, 2014	504,281	76,923	1,008,091	74,821	227,514	1,891,630
Credited/(charged) to profit or loss	548,001	280,678	(299,417)	63,209	(81,007)	511,464

As at December 31, 2014	1,052,282	357,601	708,674	138,030	146,507	2,403,094

As at January 1, 2015	1,052,282	357,601	708,674	138,030	146,507	2,403,094
Disposal of a subsidiary (note 40(a))	-	(3,057)	-	-	-	(3,057)
Credited/(charged) to profit or loss	(62,759)	(139,047)	94,466	(36,571)	73,588	(70,323)
Other Changes	-	-	-	-	(51,167)	(51,167)

As at December 31, 2015	989,523	215,497	803,140	101,459	168,928	2,278,547

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortisation	Unrealized losses of consolidation	Assets of rehabilitation obligation	Fair value adjustments arising from acquisition of subsidiaries	Investment in a subsidiary	Investment in an associate	Total

As at January 1, 2014	82,283	56	6,952	9,085	5,080	1,083,014	-	-	1,186,470
Exchange realignment	-	-	-	-	-	179	-	-	179
(Credited)/charged to profit or loss	(3,272)	29,533	369	(9,085)	9,773	(23,070)	1,086,686	234,719	1,325,653

As at December 31, 2014	79,011	29,589	7,321	-	14,853	1,060,123	1,086,686	234,719	2,512,302

As at January 1, 2015	79,011	29,589	7,321	-	14,853	1,060,123	1,086,686	234,719	2,512,302
Exchange realignment	-	-	-	-	-	1,836	-	-	1,836
Disposal of Subsidiaries (note 40(b))	-	-	-	-	-	(36,389)	-	-	(36,389)
(Credited)/charged to profit or loss	(8,002)	(28,678)	333	4,889	(14,853)	(24,903)	(286,046)	(198,782)	(556,042)

	71,009	911	7,654	4,889	-	1,000,667	800,640	35,937	1,921,707

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	December 31, 2014	December 31, 2015

Net deferred tax assets	952,057	1,362,995

Net deferred tax liabilities	1,061,265	1,006,155

As at December 31, 2015, no deferred tax liability was recognized for taxable temporary differences amounting to RMB1,407 million (December 31, 2014: Nil). The taxable temporary differences are associated with investments in subsidiaries, joint ventures and associates. The Group can control the reversal of such taxable temporary differences and expect they will not reverse in the foreseeable future.

As at December 31, 2015, the Group has not recognized deferred tax assets of RMB5,582 million (December 31, 2014: RMB5,641 million) in respect of accumulated tax losses amounting to RMB22,328 million (December 31, 2014: RMB22,564 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB2,057 million (December 31, 2014: RMB1,922 million) in respect of deductible temporary differences amounting to RMB8,227 million (December 31, 2014: RMB7,686 million) as it was not considered probable that those assets would be realized. The above tax losses will expire in one to five years if unused.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

As at December 31, 2015, the expiry profile of these tax losses was analysed as follows:

	December 31, 2014	December 31, 2015

Expiring in
2015	106,146	-
2016	369,627	63,812
2017	4,840,206	3,812,061
2018	9,066,562	8,463,049
2019	8,181,448	8,299,794
2020	N/A	1,688,920

	22,563,989	22,327,636

As at December 31, 2015, deferred tax assets amounting to RMB1,363 million (December 31, 2014: RMB952 million) were recognized for tax losses and deductible temporary differences carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets is supported by forecast of future taxable profits available to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	OTHER NON-CURRENT ASSETS

	December 31, 2014	December 31, 2015

Financial assets
- Receivables from disposal of subsidiaries, business and assets	8,195,904	4,252,776
- Receivables from disposal of Guizhou Branch's aluminum plant and properties	-	1,203,239
- Other long-term receivables	197,218	601,446

	8,393,122	6,057,461

Advances and deposits paid to suppliers	2,463,700	1,153,948
Prepayment for mining rights	811,184	773,113
Long-term prepaid expenses	317,275	313,000
Deferred losses for sales and lease back transactions (Note)	90,019	1,131,018
Others	403,904	403,165

	4,086,082	3,774,244

	12,479,204	9,831,705

(i)

Note: As disclosed in note 21, the Group entered into several sales and lease back agreements which constitute finance leases during the year of 2014 and 2015. The deferred losses resulted from the sale are classified as other non-current assets and were amortized over the useful lives of the assets leased back.

As at December 31, 2015, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB2,684 million (December 31, 2014: RMB5,058 million), an amount included in advances and deposits paid to suppliers amounting to RMB1,115 million (December 31, 2014: RMB1,836 million) which were denominated in USD, all amounts in other non-current assets were denominated in RMB (December 31, 2014: all in RMB).

As at December 31, 2015 and December 31, 2014, except for receivables from disposal of subsidiaries, business and assets, a prepayment paid to a supplier and a loan to Shanxi Huaxing which were interest-bearing assets, all amounts in other non-current assets were non-interest-bearing (December 31, 2014: all non-interest-bearing).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	INVENTORIES

	December 31, 2014	December 31, 2015

Raw materials	9,575,425	8,719,067
Work-in-progress	6,624,732	5,675,679
Finished goods	7,461,754	7,274,774
Spare parts	879,755	836,102
Packaging materials and others	45,977	41,490

	24,587,643	22,547,112

Less: provision for impairment of inventories	(2,044,297)	(2,370,084)

	22,543,346	20,177,028

Movements in the provision for impairment of inventories are as follows:

	December 31, 2014	December 31, 2015

As at January 1	1,377,901	2,044,297
Provision for impairment of inventories	1,746,351	1,997,719
Reversal arising from increase in net realisable value	(358,750)	(228,673)
Reversal upon sales of inventories	(721,205)	(1,152,179)
Disposal of subsidiaries	-	(270,741)
Transfer to assets of a disposal group classified as held for sale	-	(20,339)

As at December 31	2,044,297	2,370,084

As at December 31, 2015, the Group had no pledged inventories (December 31, 2014: RMB50 million) for bank and other borrowings as set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES

	December 31, 2014	December 31, 2015

Trade receivables	3,702,007	4,394,814
Less: provision for impairment of receivables	(719,992)	(510,336)

	2,982,015	3,884,478

Notes receivable	2,350,519	1,266,561

	5,332,534	5,151,039

As at December 31, 2015, except for trade and notes receivables of the Group amounting to RMB1,451 million which were denominated in USD (December 31, 2014: RMB901 million in USD), all trade and notes receivables were denominated in RMB (December 31, 2014: all in RMB).

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advanced payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2015, the ageing analysis of trade and notes receivables was as follows:

	December 31, 2014	December 31, 2015

Within 1 year	4,425,910	3,881,858
Between 1 and 2 years	678,508	326,631
Between 2 and 3 years	120,418	667,601
Over 3 years	827,690	785,285

	6,052,526	5,661,375

Less: provision for impairment of receivables	(719,992)	(510,336)

	5,332,534	5,151,039

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at December 31, 2015, there was no history of default for these customers.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2014, the ageing analysis of past due but not impaired trade and notes receivables was as follows:

	December 31, 2014	December 31, 2015

Past due for 1 year	668,467	172,597
Past due for 1 to 2 years	55,029	651,928
Past due for over 2 years	346,851	445,587

	1,070,347	1,270,112

Not past due	4,262,187	3,880,927

	5,332,534	5,151,039

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at December 31, 2015.

Included in the Group's trade receivables are amounts due from the Group's joint ventures of RMB28 million (December 31, 2014: RMB8 million), which are repayable on credit terms similar to those offered to the major customers of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2015, the Group had pledged trade receivables amounting to RMB360 million (December 31, 2014: RMB270 million) and notes receivable amounting to RMB27 million (December 31, 2014: RMB98 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2015, trade and notes receivables of RMB695 million (December 31, 2014: RMB988 million) of the Group were impaired and provisions of RMB510 million (December 31, 2014: RMB720 million) were made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that only a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	December 31, 2014	December 31, 2015

Within 1 year	2,815	1,348
Between 1 and 2 years	242,846	22,052
Between 2 and 3 years	97,317	275,330
Over 3 years	645,002	396,088

	987,980	694,818

Less: provision for impairment	(719,992)	(510,336)

	267,988	184,482

Movements in the provision for impairment of trade and notes receivables are as follows:

	2014	2015

As at January 1	611,510	719,992
Provision for impairment	135,682	6,847
Written off	(3,625)	(11,452)
Reversal	(23,575)	(179,193)
Disposal of subsidiaries (Note)	-	15,644
Transfer to assets of a disposal group classified as held for sale	-	(1,980)
Others	-	(39,522)

As at December 31	719,992	510,336

Note:

As set out in note 40 (b), the Group lost control of Ningxia photovoltaic subsidiaries and the trade receivables due form these companies eliminated previously become receivables due from third parties, which have been fully impaired.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2015, the Group derecognized discounted notes receivables accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB1,021 million (December 31, 2014：RMB1,374 million), and endorsed notes receivables accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB13,052 million (December 31, 2014: RMB12,741 million). The above discounted notes and endorsed notes are collectively referred to as the "Derecognized Notes". The Derecognized Notes have a maturity from one to twelve months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognized Notes, including the financial institutions and the suppliers, have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors of the Company, the Group has transferred substantially all risks and rewards relating to the Derecognized Notes. Accordingly, it has derecognized the full carrying amounts of the Derecognized Notes and has derecognized the associated trade payables for the endorsed notes or has not recognized any short-term loans for the discounted notes. The maximum exposure to loss from the Group's Continuing Involvement in the Derecognized Notes and the undiscounted cash flows to repurchase these Derecognized Notes is equal to their carrying amounts. In the opinion of the directors of the Company, the fair values of the Group's Continuing Involvement in the Derecognized Notes are not significant.

For the years ended December 31, 2014 and 2015, the Group has not recognized any gain or loss on the date of transfer of the Derecognized Notes. No gains or losses were recognized from the Continuing Involvement, both during the year or cumulatively.

As at December 31, 2015, the Group has not derecognized notes receivable accepted by banks in the PRC endorsed to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount of RMB937 million (December 31, 2014: RMB1,074 million). In the opinion of the directors, the Group has retained the substantial risks and rewards, which include default risks relating to such endorsed notes, and accordingly, it continued to recognize the full carrying amounts of the endorsed notes and recognized the associated trade payables settled for the endorsed notes. Subsequent to the endorsement, the Group did not retain any rights on the use of the endorsed notes, including the sale, transfer or pledge of the endorsed notes to any other third parties. None of the endorsed notes settled during the year has been recoursed as at December 31, 2015 (December 31, 2014: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS

	December 31, 2014	December 31, 2015

Financial assets
- Advances and deposits paid to suppliers	248,070	504,179
- Dividends receivable	125,159	118,061
- Receivables from sales of non-core businesses	152,753	286,415
- Entrusted loans and loans receivable from third parties	275,091	1,657,849
- Entrusted loans and loans receivable from related parties	1,152,022	1,111,954
- Receivables from disposals of subsidiaries, business and assets	4,307,951	4,321,024
- Receivable from disposal of Shanxi Huaxing (note 40(a))	-	1,646,035
- Receivable from disposal of Hong Kong property (note 8, note 36(a)(xiii))	-	218,130
- Interest receivable	103,060	95,304
- Recoverable reimbursement for freight charges	203,649	147,420
- Other financial assets	660,435	752,110

	7,228,190	10,858,481

Less: provision for impairment	(407,198)	(1,666,394)

	6,820,992	9,192,087

Receivable of value-added tax refund	18,891	53,458
Advances to employees	94,364	107,857
Value-added tax recoverable	2,355,758	2,079,039
Deposits for investment projects	40,136	27,515
Prepaid income tax	248,903	238,916
Prepayments to related parties for purchases	157,988	113,319
Prepayments to suppliers for purchases and others	3,306,921	3,633,301
Others	-	413,813

	6,222,961	6,667,218

Less: provision for impairment	(12,253)	(11,972)

	6,210,708	6,655,246

Total other current assets	13,031,700	15,847,333

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

As at December 31, 2015, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB2,683 million, an amount included in advances and deposits paid to suppliers amounting to RMB540 million and an amount included in other items amounting to RMB280 million, which were denominated in USD, and a receivable from disposal of Hong Kong Properties amounting to RMB218 million in HKD (December 31, 2014: RMB4,091 million in USD, RMB0.1 million in HKD, RMB0.2 million in AUD), all amounts in other current assets were denominated in RMB (December 31, 2014: all in RMB).

As at December 31, 2015 and December 31, 2014, except for entrusted loans and loans receivable and receivables from disposal of subsidiaries, business and assets which were interest-bearing assets, all amounts in other current assets were non-interest-bearing (December 31, 2014: all non-interest-bearing).

Included in the Group's other current assets are amounts due from the Group's joint ventures and associates of RMB1,439 million (December 31, 2014: RMB1,310 million) and RMB0 million (December 31, 2014: RMB91 million) (note 36(b)), respectively, which are repayable according to the loan agreement.

As at December 31, 2015, the ageing analysis of financial assets included in other current assets was as follows:

	December 31, 2014	December 31, 2015

Within 1 year	2,041,011	3,610,577
Between 1 and 2 years	4,433,345	970,569
Between 2 and 3 years	94,759	4,748,951
Over 3 years	659,075	1,528,384

	7,228,190	10,858,481
Less: provision for impairment	(407,198)	(1,666,394)

	6,820,992	9,192,087

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

As at December 31, 2015, the ageing analysis of past due but not impaired financial assets included in other current assets was as follows:

	December 31, 2014	December 31, 2015

Past due for 1 year	334,976	848,338
Past due for 1 to 2 years	75,159	53,745
Past due for over 2 years	279,301	345,172

	689,436	1,247,255

Not past due	6,131,556	7,944,832

	6,820,992	9,192,087

The credit quality of other current assets that were not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within one year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

As at December 31, 2015, other current assets of RMB2,133 million (December 31, 2014: RMB436 million) of the Group were impaired and provisions of RMB1,678 million (December 31, 2014: RMB419 million) were made. The ageing analysis of these current assets is as follows:

	December 31, 2014	December 31, 2015

Within 1 year	22,059	278,094
Between 1 and 2 years	5,729	265,415
Between 2 and 3 years	24,802	378,985
Over 3 years	383,755	1,210,774

	436,345	2,133,268

Less: provision for impairment	(419,451)	(1,678,366)

	16,894	454,902

Movements in the provision for impairment of other current assets are as follows:

	2014	2015

As at January 1	467,491	419,451
Provision for impairment	43,133	-
Reversal	(12,976)	(59,804)
Disposal of subsidiaries (Note)	-	1,321,712
Transfer to non-current assets held for sale	-	(21)
Others	(78,197)	(2,972)

As at December 31	419,451	1,678,366

Note:

As set out in note 40 (b), the Group lost control of Ningxia photovoltaic subsidiaries and the trade receivables due form these companies eliminated previously become receivables due from third parties, which have been fully impaired.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	December 31, 2014	December 31, 2015

Restricted cash	1,655,090	1,734,739
Time deposits	8,500	-

Restricted cash and time deposits	1,663,590	1,734,739

Cash and cash equivalents	16,268,600	20,753,136

	17,932,190	22,487,875

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at December 31, 2015, the Group had no time deposits. (December 31, 2014: the Group had RMB8.5 million time deposits, of which the annual effective interest rate was 3.06% with average maturity of three months to one year).

As at December 31, 2015, bank balances and cash on hand of the Group were denominated in the following currencies:

	December 31, 2014	December 31, 2015

RMB	14,862,816	20,987,018
USD	3,055,287	1,492,849
HKD	4,889	2,968
EUR	6,387	753
AUD	2,751	2,476
IDR	60	1,811

	17,932,190	22,487,875

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposit and restricted cash are deposited with creditworthy banks with no recent history of default.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	ASSETS AND LIABILITIES OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND NON-CURRENT ASSETS HELD FOR SALE

(a)	Assets and liabilities of a disposal group classified as held for sale

Certain assets and liabilities of Chalco Shandong Co., Ltd.* () ("Chalco Shandong") have been presented as held for sale following the assets exchange agreement signed on June 25, 2015 to exchange certain assets and liabilities with Shandong Aluminum Corporation* () ("Shandong Aluminum"), a subsidiary of Chinalco. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of Chalco Shandong to be exchanged under the assets exchange agreement are classified as assets and liabilities of a disposal group held for sale, respectively.

The major classes of assets and liabilities of Chalco Shandong classified as held for sale as at December 31, 2015 are as follows:

Carrying amount after classification as held for sale

Property, plant and equipment (note 7)	66,615
Other assets	133,572

Assets of a disposal group classified as held for sale	200,187

Trade payables	22,522
Other liabilities	1,343

Liabilities of a disposal group classified as held for sale	23,865

Net carrying amount of a disposal group	176,322

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	ASSETS AND LIABILITIES OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND NON-CURRENT ASSETS HELD FOR SALE (Continued)

(b)	Non-current assets held for sale

In November 2015, the Company, Chinalco and Chinalco Capital Holdings Co., Ltd.* ()("Chinalco Capital") which was wholly-owned subsidiary of Chinalco, entered into the Capital Contribution Agreement (the "Chinalco Capital Capital Increase Agreement"), pursuant to which, the Company made a capital injection to Chinalco Capital by way of 15% equity interest held by the Company in ABC-CA and cash of RMB150 million in return for equity interest in Chinalco Capital. The appraised value of equity interest in ABC-CA is RMB1,888 million, 15% of which is valued at RMB283 million.

As of December 31, 2015, the directors of the Company consider the capital injection will be completed during 2016. Hence, the Company reclassified 15% equity interest in ABC-CA as held-for-sale non-current assets based on its carrying value as of December 31, 2015.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	SHARE CAPITAL

	Number of shares in issue
	A shares	H shares	Share capital	Share premium

At January 1, 2014	9,580,522	3,943,966	13,524,488	13,098,082

At December 31, 2014 and January 1, 2015	9,580,522	3,943,966	13,524,488	13,098,082

Issuance of A shares (Note)	1,379,310	-	1,379,310	6,518,162
Business combination under common control (note 39)	-	-	-	(37,662)

At December 31, 2015	10,959,832	3,943,966	14,903,798	19,578,582

Note:

As at December 31, 2014 and 2015, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu with each other.

The Company completed the non-public issuance of 1,379,310,344 A shares on June 15, 2015 pursuant to the specific mandate as approved at the annual general meeting of the Company on June 27, 2014. Upon completion of the non-public issuance, the total number of shares of the Company increased from 13,524,487,892 shares to 14,903,798,236 shares. According to the "Capital Verification Report of Ernst & Young Hua Ming LLP (2015)Yan Zi No. 60968352-A02" (the "Capital Verification Report") issued by Ernst & Young Hua Ming LLP on the receipt of proceeds raised under the non-public issuance of the Company, as of May 21, 2015, total proceeds of RMB8,000 million and net proceeds of RMB7,897 million after deducting all relevant expenses in respect of this non-public issuance of RMB103 million were transferred to the designated account of the Company.

The Company had completed the relevant procedures of registration and custody for the non-public issuance at Shanghai Branch of China Securities Depository and Clearing Corporation Limited on June 15, 2015. As a result of the non-public issuance, the Company's share capital increased by RMB1,379 million, and the share premium increased by RMB6,518 million.

19.	RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages F12 to F14 of the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS

	December 31, 2014	December 31, 2015

Long-term loans and borrowings

Finance lease payables (note 21)	1,429,446	6,656,038

Bank and other loans (Note (a))
- Secured (Note (f))	15,301,820	14,202,953
- Guaranteed (Note (e))	1,652,737	1,791,207
- Unsecured	14,991,787	16,373,473

	31,946,344	32,367,633

Medium-term notes and bonds and
long-term bonds (Note (b))
- Guaranteed (Note (e))	1,993,821	1,996,270
- Unsecured	20,237,772	25,715,582

	22,231,593	27,711,852

Total long-term loans and borrowings	55,607,383	66,735,523

Current portion of finance lease payables (note 21)	(269,548)	(1,511,161)

Current portion of medium-term notes	(3,995,762)	(6,896,181)

Current portion of
long-term bank and other loans	(6,572,862)	(4,602,511)

Non-current portion of long-term loans and borrowings	44,769,211	53,725,670

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

	December 31, 2014	December 31, 2015

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	2,653,200	2,201,584
- Guaranteed (Note (e))	1,247,159	400,000
- Unsecured	37,084,037	32,147,703

	40,984,396	34,749,287

Short-term bonds, unsecured (Note (d))	23,536,390	6,663,722
Current portion of finance lease payable (note 21)	269,548	1,511,161
Current portion of medium-term notes	3,995,762	6,896,181
Current portion of long-term bank and other loans	6,572,862	4,602,511

Total short-term borrowings and
current portion of long-term loans and borrowings	75,358,958	54,422,862

As at December 31, 2015, except for loans and borrowings of the Group amounting to RMB23 million (December 31, 2014: RMB24 million) and RMB3,711 million (December 31, 2014: RMB4,957 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

As at December 31, 2015, interest-bearing loans and borrowings of RMB4,849 million including a finance lease payable of RMB220 million (December 31, 2014: interest-bearing loans and borrowings of RMB1,333 million including a finance lease payable of RMB304 million) and a finance lease payable of RMB1,221 million (December 31, 2014: none) were due to Chinalco Finance Company Limited ("Chinalco Finance") () and Chinalco Financial Leasing, subsidiaries of Chinalco, respectively, as set out in note 36(b).

*	The English name represents the best effort by the management of the Group in translating its Chinese names as it does not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note:

(a)	Long-term bank and other loans

	(i)	The maturity of long-term bank and other loans is set out below：

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans

	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015

Within 1 year	6,558,565	4,600,619	14,297	1,892	6,572,862	4,602,511
Between 1 and 2 years	3,316,593	4,863,465	14,467	2,020	3,331,060	4,865,485
Between 2 and 5 years	11,770,086	13,779,643	14,018	6,060	11,784,104	13,785,703
Over 5 years	10,244,278	9,100,933	14,040	13,001	10,258,318	9,113,934

	31,889,522	32,344,660	56,822	22,973	31,946,344	32,367,633

(ii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2015 was 5.51% (2014: 5.64%).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note:	(Continued)

(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group as at December 31, 2015 are summarized as follows:

	Face value/maturity	Effective interest rate	December 31, 2014	December 31, 2015

2007 long-term bonds	2,000,000/2017	4.64%	1,993,821	1,996,270
2010 medium-term notes	1,000,000/2015	4.34%	998,249	-
2010 medium-term notes	1,000,000/2015	4.20%	998,040	-
2011 medium-term notes	4,900,000/2016	6.03%	4,896,842	4,898,376
2015 medium-term notes	3,000,000/2018	5.53%	-	2,981,028
2015 medium-term notes	1,500,000/2018	5.01%	-	1,487,994
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000	400,000
2012 medium-term bonds	2,000,000/2015	5.13%	1,999,473	-
2012 medium-term bonds	3,000,000/2017	5.77%	2,989,167	2,992,788
2013 medium-term bonds	3,000,000/2018	5.99%	2,981,609	2,987,271
2013 medium-term bonds	2,000,000/2016	5.99%	1,994,753	1,997,805
2014 medium-term bonds	3,000,000/2017	7.35%	2,979,639	2,988,140
2015 medium-term bonds	3,000,000/2018	6.11%	-	2,993,630
2015 medium-term bonds	2,000,000/2018	6.08%	-	1,988,550

			22,231,593	27,711,852

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note:	(Continued)

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended December 31, 2015 was 5.12% (2014: 5.48%).

(d)	Short-term bonds

Outstanding short-term bonds as at December 31, 2015 are summarized as follows:

	Face value/maturity	Effective interest rate	December 31, 2014	December 31, 2015

2014 short-term bonds	2,000,000/2015	6.45%	2,092,959	-
2014 short-term bonds	3,000,000/2015	5.40%	3,049,586	-
2014 short-term bonds	3,000,000/2015	5.85%	3,115,170	-
2014 short-term bonds	3,000,000/2015	5.94%	3,116,780	-
2014 short-term bonds	3,000,000/2015	5.80%	3,102,335	-
2014 short-term bonds	3,000,000/2015	4.99%	3,028,864	-
2014 short-term bonds	3,000,000/2015	4.75%	3,022,213	-
2014 short-term bonds	3,000,000/2015	5.00%	3,008,483	-
2015 short-term bonds	3,000,000/2016	4.15%	-	3,045,981
2015 short-term bonds	3,000,000/2016	3.85%	-	3,017,741
2015 short-term bonds	600,000/2016	3.35%	-	600,000

			23,536,390	6,663,722

All the above short-term bonds were issued for working capital needs.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note:	(Continued)

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2014	December 31, 2015

Long-term bonds
Bank of Communications	1,993,821	1,996,270

Long-term loans
Lanzhou Aluminum Factory* (Note (i))	16,000	12,000
The Company	-	749,207
Yinxing Energy (Note (ii))	136,000	202,400
Ningxia Energy (Note (ii))	277,400	827,600
Agricultural Bank of China Limited, Head Office, Banking Department	1,223,337	-

	1,652,737	1,791,207

Short-term loans
The Company	587,424	-
Ningxia Energy (Note (ii))	140,000	50,000
Yinxing Energy (Note (ii))	-	50,000
Guizhou Aluminum Plant (Note (i))	122,000	-
Chalco Trading (Note (ii))	397,735	300,000

	1,247,159	400,000

Note:

(i)	The guarantor is a subsidiary of Chinalco.

(ii)	The guarantor is a subsidiary of the Group.

(f)	Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	FINANCE LEASE PAYABLE

As disclosed in note 7, the Group leased certain machinery under finance leases with lease terms ranging from three to five years.

At December 31, 2015, the total future minimum lease payments under finance leases and their present value are as follows:

	Minimum lease payments		Present value of minimum lease payments
	December 31 2014	December 31 2015	December 31 2014	December 31 2015

Amounts payable:
Within one year	318,103	1,815,657	269,548	1,511,161
In the second year	444,022	1,803,103	390,768	1,533,730
In the third to fifth
years, inclusive	910,926	3,751,049	769,130	3,611,147

Total minimum finance
lease payment	1,673,051	7,369,809	1,429,446	6,656,038

Future finance charges	(243,605)	(713,771)

Total net finance lease
payables (note 20)	1,429,446	6,656,038

Portion classified as current liabilities (note 20)	(269,548)	(1,511,161)

Non-current portion	1,159,898	5,144,877

During 2014 and 2015, the Group entered various sale and leaseback agreements with China Merchants Bank Financial Leasing Co., Ltd. ("CMB Financial Leasing")* , China Industrial Bank Financial Leasing Co., Ltd. ("CIB Financial Leasing")* , Shenzhen Haotian Financial Leasing Co., Ltd.*, CCB Financial Leasing Co., Ltd.*, Ruize International Financial Leasing Co., Ltd.*, Pingan International Financial Leasing Co., Ltd. ("Pingan") *, Guohong Financial Leasing Co., Ltd.*, Caterpillar Financial Leasing Co., Ltd.* , Chongqing Transportation Equipment Financing Lease Co., Ltd*, JIC Leasing (Shanghai) Co., Ltd.*, and Chinalco Finance and Chinalco Financial Leasing, which are the related parties of the Group, respectively, under which the Group sold the machinery and construction in progress and leased the assets back.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	FINANCE LEASE PAYABLE (Continued)

Set out below are the particulars of these transactions with third-party financial leasing companies, Chinalco Financial Leasing:

i.	Sale and leaseback transactions with third-party financial leasing companies:

During the year 2014, the Group and several finance lease companies entered into two sales and lease back agreements under which the lease terms range from 2014 to 2019 and the lease rentals are payable by instalments with interest charged at prevailing lending rates. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount. Below is the summary of sales and lease back arrangements during the year.

	Machinery	Construction in Progress	Total

Original costs of the leased assets sold	2,192,500	-	2,192,500
Net carrying amounts of the leased assets sold	1,492,288	-	1,492,288
Consideration	1,468,840	-	1,468,840
Minimum lease payments	1,732,665	-	1,732,665
Initial recognition amount of leased assets under sales and lease back agreement	1,490,111	-	1,490,111

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	FINANCE LEASE PAYABLE (Continued)

i.	Sale and leaseback transactions with third-party financial leasing companies (Continued):

During the year 2015, the Group and several finance lease companies entered into eight sales and lease back agreements under which the lease terms range from 2015 to 2020 and the lease rentals are payable by instalments with interest charged at prevailing lending rates. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount. Below is the summary of sales and lease back arrangements during the year.

	Machinery	Construction in Progress	Total

Original costs of the leased assets sold	7,287,627	700,000	7,987,627
Net carrying amounts of the leased assets sold	4,491,368	700,000	5,191,368
Consideration	3,833,960	700,000	4,533,960
Minimum lease payments	4,497,289	894,618	5,391,907
Initial recognition amount of leased assets under sales and lease back agreement	3,833,970	700,000	4,533,970

ii.	Sale and leaseback transactions with related-party financing leasing company:

During the year 2014, the Group and Chinalco Finance, entered into a sales and lease back agreement under which the lease terms range from 2014 to 2017 and the lease rentals are payable by instalments with interest bearing charged at prevailing lending rates. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount. Below is the summary of sales and lease back arrangement during the year.

	Machinery	Construction in Progress	Total

Original costs of the leased assets sold	397,520	-	397,520
Net carrying amounts of the leased assets sold	391,477	-	391,477
Consideration	300,000	-	300,000
Minimum lease payments	330,819	-	330,819
Initial recognition amount of leased assets under sales and lease back agreement	304,239	-	304,239

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	FINANCE LEASE PAYABLE (Continued)

ii.	Sale and leaseback transactions with related-party financing leasing company (Continued):

During the year 2015, the Group and Chinalco Financial Leasing, entered into six sales and lease back agreements under which the lease terms range from 2015 to 2018 and the lease rentals are payable by instalments with interest bearing charged at prevailing lending rates. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount. Below is the summary of sales and lease back arrangements during the year.

	Machinery	Construction in Progress	Total

Original costs of the leased assets sold	1,692,907	265,180	1,958,087
Net carrying amounts of the leased assets sold	1,201,671	265,180	1,466,851
Consideration	1,150,000	-	1,150,000
Minimum lease payments	1,264,760	-	1,264,760
Initial recognition amount of leased assets under sales and lease back agreement	962,250	187,814	1,150,064

In 2015, the Group disposed of the assets under the aforementioned sales and lease back arrangements and incurred gains and losses of RMB92 million and RMB1,066 million (2014: nil and RMB115 million), respectively, which were amortized over their respective useful lives of the assets.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	OTHER NON-CURRENT LIABILITIES

	December 31, 2014	December 31, 2015

Financial liabilities
- Long-term payables for mining rights	757,185	797,694
- Other financial liabilities	14,109	300

	771,294	797,994

Obligations in relation to early retirement schemes (Note (i))	1,128,572	827,305
Deferred government grants	824,631	1,384,865
Deferred gain relating to sales and lease back agreements Note (ii)	-	88,955
Deferred government subsidies (Note (iii))	104,080	96,780
Provision for rehabilitation	94,195	100,285
Others	14,315	6,475

	2,165,793	2,504,665

	2,937,087	3,302,659

Note:

(i)	Obligations in relation to early retirement schemes

During the years ended December 31, 2010 and 2014, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes obligation to pay the early retirement employees' living expenses for no more than 5 years in the future on a monthly basis according to early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and housing fund are together referred to as "the Payments". The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate of China. The Payments are discounted by the treasury bond rate of December 31, 2014 and 2015, respectively. As at December 31, 2014 and 2015, the current portion of the Payments within one year is reclassified to "other payables and accrued liabilities".

As at December 31, 2014 and 2015, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	2014	2015

As at January 1	80,040	1,374,101
Provision made during the year (note 27(b) and note 30)	1,360,284	34,893
Interest costs	3,868	14,007
Payment during the year	(70,091)	(275,681)

As at December 31	1,374,101	1,147,320

Non-current	1,128,572	827,305
Current (note 22)	245,529	320,015

	1,374,101	1,147,320

(ii)

As disclosed in note 21, the Group entered into several sales and lease back agreements which were finance leases during the year. The deferred gains resulting from the sale were classified under other non-current liabilities and were amortized over the useful lives of the assets leased back.

(iii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31, 2014	December 31, 2015

Financial liabilities
- Payable for capital expenditures	5,599,870	5,119,061
- Accrued interest	923,930	1,112,528
- Payables withheld as guarantees and deposits	960,935	1,040,315
- Dividends payable by subsidiaries to non-controlling shareholders	187,228	233,036
- Consideration payable for investment projects	89,569	98,966
- Current portion of payables for mining rights	519,990	218,158
- Others	920,101	1,002,727

	9,201,623	8,824,791

Sales and other deposits from customers	2,689,453	1,654,058
Taxes other than income taxes payable (Note)	374,721	385,554
Accrued payroll and bonus	277,239	179,580
Staff welfare payables	251,587	276,435
Current portion of obligation in relation to early retirement schemes (note 22)	245,529	320,015
Contribution payable for pension insurance	51,266	123,331
Others	111,756	15,646

	4,001,551	2,954,619

	13,203,174	11,779,410

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2015, except for other payables and accrued liabilities of the Group amounting to RMB22 million and RMB0.311 million which were denominated in USD and HKD, respectively (December 31, 2014: RMB365 million in USD, RMB0.004 million in HKD), all payables and accrued liabilities were denominated in RMB (December 31, 2014: all in RMB).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	TRADE AND NOTES PAYABLES

	December 31, 2014	December 31, 2015

Trade payables	10,517,159	7,785,562
Notes payable	5,234,103	6,720,576

	15,751,262	14,506,138

As at December 31, 2015, except for trade and notes payables of the Group amounting to RMB228 million which were denominated in USD (December 31, 2014: RMB1,450 million in USD, RMB0.2 million in EUR), all trade and notes payables were denominated in RMB (December 31, 2014: all in RMB).

The ageing analysis of trade and notes payables is as follows:

	December 31, 2014	December 31, 2015

Within 1 year	15,215,869	14,014,456
Between 1 and 2 years	293,832	248,509
Between 2 and 3 years	62,882	55,067
Over 3 years	178,679	188,106

	15,751,262	14,506,138

The trade and notes payables are non-interest-bearing and are normally settled within one year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

25.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in note 20. As at December 31, 2015, a summary of these pledged assets was as follows:

	December 31, 2014	December 31, 2015

Property, plant and equipment (note 7)	9,249,127	6,102,859
Land use rights (note 8(b))	409,181	257,610
Intangible assets (note 6)	1,124,726	1,241,057
Inventories (note 13)	50,000	-
Investment in an associate (note 9(b))	450,611	421,270
Notes receivable (note 14)	98,000	26,500
Trade receivables (note 14)	270,084	360,000

	11,651,729	8,409,296

As at December 31, 2015, in addition to the loans and borrowings which were pledged by the above assets, the current portion of long-term loans and borrowings amounting to RMB882 million (December 31, 2014: RMB874 million) and the non-current portion of long-term loans and borrowings amounting to RMB10,384 million (December 31, 2014: RMB11,572 million) were secured by the contractual right to charge users for electricity generated in the future. As at December 31, 2015, no short-term loans and borrowings (December 31, 2014: RMB241 million) were secured by letters of credit. As at December 31, 2015, the current portion of long-term loans and borrowings amounting to RMB10 million and non-current portion of long-term loans and borrowings amounting to RMB1,667 million were secured by the investment in a 70.82% owned subsidiary of the Company, Ningxia Energy. As at December 31, 2015, the balance of investment in Ningxia Energy of the Company was RMB5,895 million. In addition, as at December 31, 2015, a short-term loan amounting to RMB80 million (December 31, 2014: nil) was secured by the note receivables in the Group which had been eliminated.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	PROFIT/(LOSS) BEFORE INCOME TAX

An analysis of profit or loss before income tax from continuing operations are as follows:

	2013	2014	2015

Purchase of inventories in relation to trading activities	91,157,837	71,647,273	60,318,158
Raw materials and consumables used	38,485,788	34,949,449	28,903,325
Changes in work-in-progress and finished goods	(671,500)	1,014,376	594,799
Power and utilities	21,427,650	17,740,895	15,826,259
Depreciation and amortisation	7,161,026	7,482,802	7,294,988
Employee benefit expenses (Note)	7,327,057	8,153,968	6,056,960
Repair and maintenance	1,474,121	1,857,471	1,797,181
Transportation expenses	1,266,498	1,055,912	1,149,261

Note:

For the year ended December 31, 2015, employee benefit expenses include early retirement benefit expenses and termination benefit expenses amounting to RMB35 million (2013 from continuing operations: RMB4 million, 2014: RMB1,360 million) and RMB27 million (2013 from continuing operations: nil, 2014: RMB176 million), respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	OPERATING EXPENSES

(a)	Selling and distribution expenses

An analysis of selling and distribution expenses from continuing operations are as follows:

	2013	2014	2015

Transportation and loading expenses	1,216,665	1,055,912	1,149,261
Packaging expenses	217,869	249,843	268,244
Port expenses	68,784	61,707	61,212
Employee benefit expenses	70,163	70,418	67,247
Sales commissions and other handling fees	33,479	36,553	12,838
Warehouse and other storage fees	59,460	52,113	74,207
Marketing and advertising expenses	15,220	7,011	4,467
Depreciation of non-production property, plant and equipment (note 7)	33,457	31,896	22,731
Others	158,083	197,578	115,047

	1,873,180	1,763,031	1,775,254

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	OPERATING EXPENSES (Continued)

(b)	General and administrative expenses

An analysis of general and administrative expenses from continuing operations are as follows:

	2013	2014	2015

Early retirement benefit expenses (note 22)	3,788	1,360,284	34,893
Termination benefit expenses (note 30)	-	176,002	26,753
Employee benefit expenses	970,308	1,050,384	954,402
Taxes other than income tax expense (Note (i))	593,896	519,979	560,842
Travelling and entertainment	133,394	89,833	72,446
Depreciation of non-production property, plant and equipment (note 7)	159,030	179,813	172,337
Provision/(Reversal) for impairment of receivables, net	297,337	142,264	(232,150)
Operating lease rental expenses	142,084	118,831	115,440
Legal and other professional fees	51,231	51,164	38,741
Amortisation of land use rights and leasehold land (note 8)	76,994	84,608	86,969
Utilities and office supplies	37,874	34,697	30,283
Repairs and maintenance expenses	39,732	39,134	40,462
Insurance expense	40,693	33,433	17,910
Pollutants discharge fees	24,583	28,984	17,141
Auditors' remuneration (Note (ii))	31,444	25,176	23,666
Amortisation of intangible assets (note 6)	30,372	42,105	32,030
Water and electricity expenses	20,708	24,176	25,427
Property management fees	37,653	40,693	37,314
Bank charges and others	92,608	110,969	95,047
Impairment of intangible assets and land use rights and leasehold land	-	249,228	-
Others	169,503	436,630	184,118

	2,953,232	4,838,387	2,334,071

Note:

(i)	Taxes other than income tax expense mainly comprise business tax, surcharges, land use tax, property tax and stamp duty.

(ii)

During the year ended December 31, 2015, auditors' remuneration include audit and non-audit services provided by Ernst & Young, including Ernst & Young Hong Kong and Ernst & Young Hua Ming LLP amounting to RMB22.9 million (2013: RMB25.2 million, 2014: RMB22.2 million), and services provided by other auditors.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

28.	OTHER INCOME AND OTHER GAIN/(LOSSES), NET

	(a)	Government grants

For the year ended December 31, 2015, government grants amounting to RMB1,769 million (2013 from continuing operations: RMB806 million, 2014: RMB824 million) were recognized as income for the year necessary to compensate the costs and facilitate the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other (losses) gains, net

	2013	2014	2015

Partial disposal of Jiaozuo Wanfang (note 9(b))	-	-	832,369
Gain on disposal of Shanxi Huaxing (note 40(a))	-	-	2,588,134
Realized gains/(loss) on futures, forward and option contracts, net (Note)	105,565	156,617	(477,733)
Unrealized gains/(loss) on futures, forward and option contracts, net (Note)	10,318	110,250	(213,085)
Gain on acquisition of a subsidiary	651,185	-	-
Gain on previously held equity interest remeasured at acquisition-date fair value	53,953	-	-
Gain on deemed disposal of a subsidiary	804,766	-	-
Gain on disposal of Aluminum Production Line	33,247	-	-
Gain on disposal of investments in a joint venture and associates	5,709	-	-
Gain on disposal of Chalco Iron Ore	5,413,244	-	-
Gain on disposal of aluminum plants and building of Guizhou Branch (note 7)	-	-	1,364,821
Gain on disposal of Hong Kong properties
(note 36(a)(xiii))	-	-	209,735
Gain on disposal of urban properties and land use rights for capital injection (note 9(b))	-	-	350,218
Gain on disposal of Gansu Hualu land use right (note 8(b))	-	-	375,025
Gain/(losses) on disposal of other property, plant and equipment and land use rights, net	209,057	(44,144)	18,075
Gain on investments in financial products	18,746	71,023	38,469
Others	93,462	63,189	(62,428)

	7,399,252	356,935	5,023,600

Note:	None of these futures, forward and option contracts is designated for hedge accounting.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs from continuing operations are as follows:

	2013	2014	2015

Finance income - interest income	(616,576)	(1,047,607)	(812,084)

Interest expense	6,515,655	7,128,947	6,045,011
Less: interest expense capitalized in property, plant and equipment (note 7)	(634,599)	(532,695)	(476,032)

Interest expense, net of capitalized interest	5,881,056	6,596,252	5,568,979
Amortisation of unrecognized finance expenses	82,698	123,881	284,835
Exchange (gain)/losses, net	(99,273)	10,464	95,851

Finance costs	5,864,481	6,730,597	5,949,665

Finance costs, net	5,247,905	5,682,990	5,137,581

Capitalisation rate during the year (note 7)	4.05% to 6.25%	5.80% to 7.10%	4.90% to 6.55%

30.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses from continuing operations are as follows:

	2013	2014	2015

Salaries and bonus	4,849,651	4,314,247	3,930,088
Housing fund	472,557	424,238	395,203
Staff welfare and other expenses (Note)	2,001,061	1,879,197	1,670,023
Employment expense in relation to early retirement schemes (note 22 and note 27(b))	3,788	1,360,284	34,893
Employment expenses in relation to termination benefit (note 27(b))	-	176,002	26,753

	7,327,057	8,153,968	6,056,960

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in note 31.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION

	(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

	2013	2014	2015

Fees	689	622	653
Basic salaries, housing fund, other allowances and benefits in kind	3,297	2,590	1,143
Discretionary bonus	-	-	-
Pension cost	193	316	140

	4,179	3,528	1,936

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2013 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	733	-	37	770
Luo Jianchuan	-	653	-	37	690
Liu Caiming (Note (i))	-	164	-	8	172
Liu Xiangmin	-	627	-	37	664
Jiang Yinggang (Note (ii))	-	599	-	37	636
Wu Jianchang (Note (ii))	94	-	-	-	94
Ma Si-hang, Frederick (Note (ii))	94	-	-	-	94
Wu Zhenfang (Note (iii))	63	-	-	-	63
Wang Jun (Note (ii))	75	-	-	-	75
Shi Chungui (Note (iv))	75	-	-	-	75
Lv Youqing (Note (iv))	-	-	-	-	-
Zhang Zhuoyuan (Note (iv))	96	-	-	-	96
Wang Mengkui (Note (iv))	96	-	-	-	96
Zhu Demiao (Note (iv))	96	-	-	-	96

	689	2,776	-	156	3,621

Supervisors:
Ao Hong (Note (iv))	-	-	-	-	-
Zhao Zhao (Note (ii))	-	-	-	-	-
Yuan Li	-	521	-	37	558
Zhang Zhankui	-	-	-	-	-

	-	521	-	37	558

Total	689	3,297	-	193	4,179

Note:

(i)

As at March 8, 2013, Mr. Liu Caiming resigned as the senior vice president, Chief Financial Officer and member of the Executive Committee of the Company. Meanwhile, Mr. Liu Caiming has been re-designated from an executive director to a non-executive director. On March 18, 2014, Mr. Liu Caiming resigned from the position of a non-executive Director.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

Note:	(Continued)

(ii)

In accordance with the Company's Articles of Association, all Directors and Supervisors of the Company were appointed for a term of three years, eligible for re-appointment. These directors and supervisor were newly appointed at the 2012 annual general meeting on June 27, 2013.

(iii)	Mr. Wu Zhenfang was elected and appointed as director at the 2013 first extraordinary general meeting on August 30, 2013.

(iv)	Due to the expiry of the term of the fourth session of the Board, these directors and supervisor were no longer served as Directors and Supervisor of the Company since June 27, 2013.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2014 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Xiong Weiping	-	606	-	63	669
Luo Jianchuan	-	528	-	63	591
Liu Xiangmin	-	515	-	63	578
Jiang Yinggang	-	491	-	63	554
Wu Jianchang (Note (i))	94	-	-	-	94
Ma Si-hang, Frederick (Note (ii))	189	-	-	-	189
Wu Zhenfang (Note (iii))	189	-	-	-	189
Wang Jun (Note (iv))	150	-	-	-	150
Liu Caiming (Note (v))	-	-	-	-	-
Sun Zhaoxue (Note (vi))	-	-	-	-	-

	622	2,140	-	252	3,014

Supervisors:
Zhao Zhao	-	-	-	-	-
Yuan Li	-	450	-	64	514
Zhang Zhankui	-	-	-	-	-

	-	450	-	64	514

Total	622	2,590	-	316	3,528

Note:

(i)	On 27 June 2014, Wu Jianchang resigned due to the age, which took effect on 26 February 2015.

(ii)	Ma Si-hang, Frederick was appointed as director at the 2012 general meeting of shareholders on 27 June 2013.

(iii)	Wu Zhenfang was appointed as director at the 2013 first extraordinary general meeting of Shareholders on 30 August 2013.

(iv)	Wang Jun was appointed as director at the 2012 general meeting of Shareholders on 27 June 2013.

(v)	On 18 March 2014, Liu Caiming resigned from the position of a non-executive director. On 26 February 2015, Liu Caiming returned to the position of a non-executive director.

(vi)	On 16 September 2014, Sun Zhaoxue resigned from the position of a non-executive director and a vice president, and he was under investigation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2015 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Ge Honglin (Note (i))	-	-	-	-	-
Ao Hong (Note (ii))	-	-	-	-	-
Luo Jianchuan (Note (ii))	-	-	-	-	-
Liu Xiangmin	-	-	-	-	-
Jiang Yinggang	-	643	-	70	713
Liu Caiming (Note (iii))	-	-	-	-	-
Wang Jun	150	-	-	-	150
Ma Si-hang, Frederick (Note (iv))	192	-	-	-	192
Lie-A-Cheong Tai-Chong, David (Note (iv))	-	-	-	-	-
Chen Lijie (Noted (v))	162	-	-	-	162
Hu Shihai (Noted (vi))	102	-	-	-	102
Wu Zhenfang (Noted (ix))	47	-	-	-	47
Wu Jianchang (Noted (x))	-	-	-	-	-

	653	643	-	70	1,366

Supervisors:
Zhao Zhao	-	-	-	-	-
Yuan Li	-	500	-	70	570
Zhang Zhankui (Note (vii))	-	-	-	-	-
Wang Jun (Note (viii))	-	-	-	-	-

	-	500	-	70	570

Total	653	1,143	-	140	1,936

Note:

(i)

Mr. Ge Honglin was elected as an executive director of the Company at the 2015 first extraordinary general meeting of the Company and he was elected as the chairman of the Board of the Company at the sixteenth meeting of the fifth session of the Board of the Company. On February 16, 2016, Mr. Ge proposed to resign as an executive Director, the chairman of the Board and from each of his positions in relevant special committees under the Board of the Company due to his work commitment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

Note:	(Continued)

(ii)

On November 20, 2015, due to work arrangement, Mr. Luo Jianchuan resigned from the Executive Director and President of the Company, along with all the duties of various special committees. Mr. Ao Hong was elected to be the Executive Director in the second extraordinary shareholders' meeting in 2015 of the fifth session of the board of directors.

(iii)	Mr. Liu Caiming was elected as a non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

(iv)

On November 12, 2015, due to other work arrangement, Mr. Ma Si-hang resigned as an independent non-executive director and relevant duties of various special committees of the board of directors. Through the review of the election nomination committee of the fifth session of the board of directors and discussion of board of directors' 23th meeting, Mr. Lie-A-Cheong Tai-Chong, David was nominated to be the candidate of Non-executive Director. In the second extraordinary shareholders meeting in 2015, he was elected to be independent non-executive director of the fifth session of the board of directors.

(v)	Ms. Chen Lijie was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

(vi)	Mr. Hu Shihai was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2015 annual general meeting of the Company.

(vii)	On November 13, 2015, due to other work arrangement, Mr. Zhang Zhankui resigned as a supervisor of the Group. On November 13, 2015, Mr. Zhang Zhankui was appointed as chief financial officer.

(viii)

The controlling shareholder, Chinalco nominated Mr. Wang Jun as the candidate for the supervisor of the fifth session of the board of supervisors. Mr. Wang Jun was elected to be supervisor of the fifth session of the board of supervisors.

(ix)

On April 2, 2015, due to being under an investigation by the competent authority, Mr. Wu Zhenfang resigned as an independent non-executive Director and from relevant positions in the special committees under the Board of the Company by submitting a resignation to the Board.

(x)	Due to his age, Mr. Wu Jianchang resigned from the position of independent Non-executive Director of the Company, with effect from February 26, 2015.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following bands:

	Number of individuals

	2013	2014	2015

Nil to RMB1,000,000	18	13	16

During the year, no options were granted to the directors or the supervisors of the Company (2013 and 2014: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2013 and 2014: nil).

No directors or supervisors of the Company waived any remuneration during the years 2013, 2014 and 2015.

(b)	Five highest paid individuals

During the year ended December 31, 2015, the five highest paid employees of the Group include a director and a supervisor (2013 and 2014: four directors) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining three individuals during 2015 (2013 and 2014: one) is as follows:

	2013	2014	2015

Basic salaries, housing fund, other allowances and benefits in kind	645	491	1,875
Discretionary bonus	-	-	-
Pension cost	37	63	204

	682	554	2,079

The number of the remaining three individual during 2015 (2013:1; 2014: 1) whose remuneration fell within the following band is as follows:

	Number of employees

	2013	2014	2015

Nil to RMB1,000,000	1	1	3

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	INCOME TAX EXPENSE/(BENEFIT) FROM CONTINUING OPERATIONS

	2013	2014	2015

Current income tax expense:
- PRC enterprise income tax	214,631	260,721	255,299

Deferred income tax expense/(benefit)	124,920	814,189	(485,719)

	339,551	1,074,910	(230,420)

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2013: 25%, 2014: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2013: 15%, 2014: 15%).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
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

The reconciliation between the tax on the Group's profit or loss before income tax from continuing operations and the theoretical tax amount that would arise using the weighted average tax rate applicable to profit or loss of the consolidated entities from continuing operations is as follows:

	2013	2014	2015

Profit/(loss) before income tax	895,174	(15,965,813)	193,293

Tax expense/(benefit) calculated at standard income tax rate of 25% (2013 and 2014: 25%)	223,794	(3,991,453)	48,323
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	(91,880)	(19,631)	21,442
Impact of change in income tax rate	2,424	(53,490)	4,538
Tax losses of which no deferred tax assets recognized	2,364,091	2,045,362	422,230
Deductible temporary differences of which no deferred tax assets recognized	59,779	1,223,707	241,812
Utilisation of previously unrecognized tax losses	(140,368)	(9,477)	(358,106)
Tax incentive in relation to deduction limits of certain expenses	(14,096)	(4,949)	(2,502)
Non-taxable income and deductible interest	(2,434,836)	(205,539)	(149,084)
Expenses not deductible for tax purposes	41,222	417,544	30,280
Write-off of unrecoverable deferred tax assets previously recognized	345,009	383,314	76,775
Recognition of deferred tax assets related to previously unrecognized deductible temporary differences and tax losses	-	-	(238,728)
Unrecognized taxable temporary differences relating to equity investments	-	-	(351,846)
Recognition of taxable temporary differences relating to equity investments previously unrecognized	-	1,321,405	-
True up adjustments in respect of prior year's annual income tax filings and others	(15,588)	(31,883)	24,446

Income tax expense/(benefit)	339,551	1,074,910	(230,420)

Effective tax rate	38.45%	(6.73%)	(119%)

Share of income tax expense of associates and joint ventures of RMB41 million (2013 from continuing operations: RMB23.5 million, 2014: RMB52.0 million) and RMB21 million (2013 from continuing operations: RMB7.7 million, 2014: RMB20.4 million) is included in "share of profits and losses of associates" and "share of profits and losses of joint ventures", respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

33.	EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

	(a)	Basic

The basic earnings/(loss) per share is calculated by dividing the earnings/(loss) attributable to equity holders of the parent by the weighted average number of shares in issue during the year.

	2013	2014	2015

Profit/(Loss) attributable to owners of the parent (RMB)
- From continuing operation	751,266,167	(16,208,169,006)	206,318,673
- From discontinued operation	235,913,328	-	-

Other equity instruments' distribution -From continuing operation	-	-	(19,287,671)

	987,179,495	(16,208,169,006)	187,031,002

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892	14,272,716,517

Basic earnings/(loss) per share (RMB)
- From continuing operation	0.05	(1.20)	0.01
- From discontinued operation	0.02	-	-

	0.07	(1.20)	0.01

(b)	Diluted

The diluted earnings/(loss) per share for the years ended December 31, 2013, 2014 and 2015 are the same as the basic earnings/(loss) per share as there were no dilutive potential shares during those years.

34.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

(i)	the sum of the current period net profit and opening retained earnings in accordance with IFRSs;

(ii)	the sum of the current period net profit and opening retained earnings in accordance with the PRC Accounting Standards for Business Enterprises; and

(iii)	the amount limited by the Company Law of the PRC.

According to the resolution at the annual shareholders' meeting dated June 25, 2015, no dividend would be distributed for the year ended December 31, 2014. Thus, no dividend was paid in 2015 (2013 and 2014: nil).

According to the resolution of the Board of Directors dated March 17, 2016, the directors did not propose any final dividend for the year ended December 31, 2015, which is to be approved by the shareholders (2013 and 2014: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

	Notes	2013	2014	2015

Cash flows generated from operating activities
Profit/(loss) before income tax
From continuing operations		895,174	(15,965,813)	193,293
From discontinued operation	5	(414,618)	-	-

Adjustments for:
Share of profits and losses of joint ventures	9(a)	(148,749)	(89,510)	(23,238)
Share of profits and losses of associates	9(b)	(512,746)	(350,575)	(284,531)
Depreciation of property, plant and equipment	7	6,969,075	6,967,819	6,868,929
(Gain)/loss on disposal of other property, plant and equipment and land use rights, net	28(b)	(242,304)	44,144	(18,075)
Impairment losses of property, plant and equipment	7	501,159	5,679,521	10,011
Impairment losses of intangible assets	6	7	108,424	-
Impairment losses of land use rights and leasehold land	8	-	140,804	-
Amortisation of intangible assets	6	278,691	288,249	255,098
Amortisation of land use rights and leasehold land	8	80,219	84,608	86,969
Amortisation of prepaid expenses included in other non-current assets	12	73,598	142,126	83,992
Realized and unrealized (gains)/loss on futures, option and forward contracts	28(b)	(96,096)	(266,867)	690,818
Gain on disposal of Shanxi Huaxing	28(b)	-	-	(2,588,134)
Loss on disposal of Ningxia photovoltaic subsidiaries		-	-	18,873
Gain on disposal of Jiaozuo Wanfang	28(b)	(804,766)	-	(832,369)
Gain on disposal aluminum production buildings and plants of Guizhou Branch	28(b)	-	-	(1,364,821)
Gain on disposal of land use right of Gansu Hualu	28(b)	-	-	(375,025)
Gain on disposal of urban properties for capital injection	28(b)	-	-	(350,218)
Gain on disposal of Hong Kong properties	28(b)	-	-	(209,735)
Gain on acquisition of a subsidiary	28(b)	(651,185)	-	-
Gain on disposal of Chalco Iron Ore	28(b)	(5,413,244)	-	-
Gain on disposal of investments in a joint venture and an associate	28(b)	(5,709)	-	-
Gain on previously held equity interest remeasured at acquisition-date fair value	28(b)	(53,953)	-	-
Receipt from government subsidies		(134,806)	(154,726)	(280,535)
Interest income		(2,928)	(605,385)	(340,278)
Interest expense		6,134,531	6,720,132	5,949,665
Gain on financial products	28(b)	18,749	71,023	(38,469)
Change in special reserve		37,488	65,450	(103,364)
Others		46,941	-	(3,085)

		6,554,528	2,879,424	7,345,771

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES (Continued)

	Notes	2013	2014	2015

Cash flows generated from operating activities (Continued)

Changes in working capital:
(Increase)/decrease in inventories		(633,711)	1,132,087	1,954,192
(Increase)/decrease in trade and notes receivables		(4,045,321)	841,622	(44,771)
(Increase)/decrease in other current assets		(2,541,644)	3,158,148	(769,218)
Increase in restricted cash		(297,223)	(615,432)	(126,364)
Increase in other non-current assets		(194,854)	(23,834)	(566,664)
Increase/(decrease) in trade and notes payables		5,784,099	3,296,851	(841,662)
Increase in other payables and accrued liabilities		4,005,052	2,745,679	1,019,266
Increase/(decrease) in other non-current liabilities		3,543	712,929	(461,995)

Cash generated from operations (Note(i))		8,634,469	14,127,474	7,508,555

PRC corporate income taxes paid		(353,062)	(308,715)	(277,105)

Net cash generated from operating activities		8,281,407	13,818,759	7,231,450

Non-cash transactions of investing activities and financing activities
Debt to equity swap (Note (ii))		-	121,000	74,800
Capital injection in an associate by properties and land use right (Note (iii))		-	-	565,627

Note:

i.	The cash inflows from the derecognized notes receivable which are discounted to banks are included in the cash flows generated from operating activities.

ii.	As disclosed in note 9 (a), Guizhou Mining Company Co., Ltd. converted its receivables amounting to RMB74.8 million due from Hengtaihe Mining Corporation Co., Ltd. into capital injection.

iii.

As disclosed in note 9 (b) in 2015, the Company together with its two subsidiaries, Chalco International Trading and Shanghai Kelin made capital contributions to Chinalco Property Development by way of injecting certain urban property assets.

iv.	In 2015, the Group had endorsed notes receivables from selling products and providing services amounting to RMB6,971 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 Related Party Disclosures, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

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

(a)	Significant related party transactions

	Note	2013	2014	2015

Sales of goods and services rendered:
Sales of materials and finished
goods to:	(i)
Chinalco and its subsidiaries	(ix)	8,844,205	7,040,457	11,085,064
Associates of Chinalco		102,723	170,338	703,628
Joint ventures of Chinalco		-	142	-
Joint ventures		52,318	48,903	79,034
Associates		1,400,098	2,146,870	2,165,445

		10,399,344	9,406,710	14,033,171

Provision of utility services to:	(ii)
Chinalco and its subsidiaries	(ix)	390,368	390,046	302,571
Associates of Chinalco		18,233	17,750	14,803
Joint ventures		11,628	113	-
Associates		10,014	1,977	553

		430,243	409,886	317,927

Provision of engineering, construction and supervisory services to:	(iii)
Chinalco and its subsidiaries	(ix)	40,259	68,634	62,375
An associate		19	-	-

		40,278	68,634	62,375

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

	Note	2013	2014	2015

Sales of goods and services rendered: (Continued)

Provision of products processing services to:
Chinalco and its subsidiaries	(vii) (ix)	1,357	3,169	-

Rental revenue of land use rights and buildings to:	(vi)
Chinalco and its subsidiaries		5,524	34,887	34,281
Associates of Chinalco		124	-	249

		5,648	34,887	34,530

Purchase of goods and services:

Purchases of engineering, construction and supervisory services from:	(iii)
Chinalco and its subsidiaries	(ix)	1,842,045	987,706	1,610,428
Associates of Chinalco		140	-	-

		1,842,185	987,706	1,610,428

Purchases of key and auxiliary materials and finished goods from:	(iv)
Chinalco and its subsidiaries	(ix)	3,799,542	3,009,894	1,710,841
Associates of Chinalco		254	386,609	-
Joint ventures		1,076,867	1,268,123	1,276,078
Associates		380,255	762,003	414,539

		5,256,918	5,426,629	3,401,458

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries	(ix)	243,865	312,626	324,872

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

	Note	2013	2014	2015

Purchase of goods and services: (Continued)

Provision of utilities services by:	(ii)
Chinalco and its subsidiaries	(ix)	186,007	414,745	643,597
Joint ventures		27	-	-

		186,034	414,745	643,597

Provision of products processing services by	(vii)
Chinalco and its subsidiaries	(ix)	64,377	76,075	62,623

Rental expenses for buildings and land use rights charged by Chinalco and its subsidiaries	(vi),(ix)	600,892	561,528	590,657

Other significant related party transactions:

Borrowing from a subsidiary of Chinalco	(viii),(ix)	1,000,000	1,429,000	5,929,000

Interest expense on a borrowing from a subsidiary of Chinalco		40,922	38,772	137,777

Entrusted loan from a subsidiary of Chinalco		70,000	70,000	-

Entrusted loans and other borrowings to:
Joint ventures		726,235	764,000	140,000
An associate		26,106	-	-
Chinalco and its subsidiaries		393,000	-	-

		1,145,341	764,000	140,000

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

	Note	2013	2014	2015

Other significant related party transactions: (Continued)
Interest income on entrusted loans and other borrowings to:
Joint ventures		69,462	60,459	14,061
An associate		2,518	88	-
Chinalco and its subsidiaries		34,923	2,027	-

		106,903	62,574	14,061

Disposal of the Aluminum Fabrication Segment and transferred loan to Chinalco and its subsidiaries	(xvii)	10,614,600	-	-

Disposal of investments in a joint venture and an associate to Chinalco	(xviii)	264,474	-	-

Disposal a subsidiary to a subsidiary of Chinalco	(xix)	12,953,368	-	-

Interest income from the unpaid disposal proceeds from:
Chinalco and its subsidiaries		250,124	542,811	326,217

Disposal assets under sale and leaseback contract to a subsidiary of Chinalco	(xi)	-	300,000	1,150,000

Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	(xi),(ix)	-	304,239	1,150,064

Provision of financial guarantees to:
Joint ventures	(x)	381,800	345,760	340,900
An associate	(x)	-	23,710	17,470

		381,800	369,470	358,370

Financial guarantees provided by:
Subsidiaries of Chinalco	20(e)	20,000	138,000	12,000

Discounted notes receivables to a subsidiary of Chinalco		1,278,907	118,757	122,000

All transactions with related parties are conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

All transactions with related parties are conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows: (Continued)

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below: (Continued)

(1)	The price prescribed by the PRC government ("state-prescribed price") is adopted;

(2)	If there is no state-prescribed price, state-guidance price is adopted;

(3)	If there is neither state-prescribed price nor state-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and

(4)	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii)	Utility services, including electricity, gas, heat and water, are provided at the state-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Group. The state-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

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

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and pays rent based on the market rate for its lease of buildings owned by Chinalco.

(vii)	The pricing policy for product processing services is the same as that set out in (i) above.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

(viii)

Chinalco Finance, a wholly owned subsidiary of Chinalco and a non-bank financial institution incorporated in the PRC, provide deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(ix)	The related party transactions in respect of these items above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(x)

The Group provided guarantees to Xinyugou Coal and Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd., joint ventures of the Group, and Xingshengyuan Coal, an associate of the Group, for their bank loans amounting to RMB311 million, RMB30 million and RMB17 million, respectively.

(xi)

As disclosed in note 21, the Company and its subsidiaries have entered into several sales and lease back contracts with Chinalco Finance and Chinalco Financial Leasing, respectively. Under the contracts, the Company and its subsidiaries sold certain assets and construction in progress to China Finance and Chinalco Financial Leasing, and leased back the assets and construction in progress under finance lease terms.

(xii)	As disclosed in note 9(b), the Group transferred certain urban properties and cash to Chinalco Property Development as capital injection which constituted a connected transaction.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

(xiii)	Transfer of the Property Assets of Chalco Hong Kong to Chinalco assets holdings

In November 2015, Chalco Hong Kong and Chinalco Assets Holdings entered into an asset transfer agreement, pursuant to which, Chalco Hong Kong agreed to dispose of the property assets ("HK Property") of Chalco Hong Kong to Chinalco Assets Holdings. The appraised value of the properties was HKD372 million (equivalent to RMB311 million) as at the Benchmark Date of September 30, 2015. According to the asset transfer agreement, 30% of the total consideration, i.e. HKD112 million (equivalent to RMB93 million), shall be paid to Chalco Hong Kong by Chinalco Assets Holdings in December 2015, and the remaining 70% of the total consideration shall be paid before June 30, 2016. The transaction between the Group and Chinalco Assets Holdings constituted a connected transaction.

The Group disposed of the Hong Kong property with carrying value of RMB102 million and recognized a gain of RMB210 million. In December 2015, the Group received the first batch of the asset transfer consideration of RMB93 million.

(xiv)

As disclosed in note 39, the Group acquired relevant assets and liabilities of High-Purity Aluminum Plant and Light Metal Material Plant ("High Purity Aluminum and Light Metal") from Baotou Group which also constituted a connected transaction.

(xv)	As disclosed in note 9(b), the capital injection to Chalco Resource constituted a connected transaction.

(xvi)	As disclosed in note 9(b), the capital injection to China Rare Earth constituted a connected transaction.

(xvii)	During the year 2013, the Group disposed Aluminum Fabrication Segment, assets of an alumina production line, and transferred receivables to Chinalco at consideration of RMB10,614.6 million.

(xviii)	During the year 2013, the Group disposed its 50% equity interest in Chalco Sapa and its 40% equity interest in Guizhou Chalco to Chinalco at consideration of RMB264.5 million.

(xix)

During the year 2013, the Group disposed a 65% equity interest in Chalco Iron Ore to Chinalco Overseas Holding, a wholly-owned subsidiary of Chinalco at consideration of USD2,118 million (equivalent of RMB12,953 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

During the years ended December 31, 2013, 2014 and 2015, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at December 31, 2013, 2014 and 2015 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	December 31,	December 31,
	2014	2015

Cash and cash equivalents deposited with
A subsidiary of Chinalco (Note)	4,889,705	7,585,515

Trade and notes receivables
Chinalco and its subsidiaries	886,532	857,742
Associates of Chinalco	1,922	23
Associates	229	-
Joint ventures	8,213	28,268

	896,896	886,033

Provision for impairment of receivables	(167,799)	(125,694)

	729,097	760,339

Note:

On August 26, 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012 and April 28, 2015, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending on August 25, 2018.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows: (Continued)

	December 31,	December 31,
	2014	2015

Other current assets
Chinalco and its subsidiaries	4,841,266	4,852,181
Associates	90,977	-
Joint ventures	1,310,499	1,438,938

	6,242,742	6,291,119

Provision for impairment of other current assets	(54,516)	(49,014)

	6,188,226	6,242,105

Other non-current assets
Chinalco and its subsidiaries	8,195,904	4,252,776
Joint ventures	-	409,251
An associate	111,846	111,846

	8,307,750	4,773,873

Borrowings and finance lease payable
Subsidiaries of Chinalco	1,402,639	6,070,364

Trade and notes payables
Chinalco and its subsidiaries	429,809	481,006
Associates of Chinalco	4	-
Associates	15,520	-
Joint ventures	81,988	160,215

	527,321	641,221

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows: (Continued)

	December 31,	December 31,
	2014	2015

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,426,842	1,281,120
Associates of Chinalco	880	171
Joint ventures	91,207	1,019
Associates	472	62,613

	1,519,401	1,344,923

As at December 31, 2015, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB31,345 million (December 31, 2014: RMB31,680 million) and RMB50,794 million (December 31, 2014: RMB73,651 million).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(c)	Compensation of key management personnel

	2013	2014	2015

Fees	689	622	653
Basic salaries, housing fund, other allowances and benefits in kind	5,424	4,062	3,202
Discretionary bonus	-	-	-
Pension cost-defined contribution schemes	319	508	221

	6,432	5,192	4,076

Details of directors' and senior management's remuneration are included in note 31 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2014 and 2015, except for the other capital commitments disclosed in note 43(c) to these financial statements, the Group had no significant commitments with related parties.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management

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

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, receivable from a subsidiary of Chinalco due to disposal of an entity in the preceding year and disposal of Hong Kong Properties in the current year, and short-term and long-term loans denominated in United States dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese yen ("JPY") and Hong Kong dollars ("HKD"). Related exposures are disclosed in notes 12, 14, 15, 16 and 20 and 24 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2014 and 2015, the Group only has significant exposure to USD.

As at December 31, 2015, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the comprehensive income for the year would have been approximately RMB177 million lower/higher (2014: RMB238 million higher/lower), mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2015 than in 2014, mainly due to the decrease in the USD denominated cash and receivables.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2014 and 2015.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

	(ii)	Interest rate risk

As at December 31, 2014 and 2015, as the Group had no significant interest-bearing assets except for bank deposits (note 16), entrusted loans (note 15), receivables arising from disposal of subsidiaries, business and assets (note 12 and note 15) and a prepayment paid to a supplier (note 12), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of subsidiaries, business and assets to Chinalco is at the rate of one-year bank loan determined by People's Bank of China at the payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2014 and 2015.

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

As at December 31, 2015, if interest rates had been 100 basis points (December 31, 2014: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB503 million lower/higher (2014: RMB547 million), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

	(ii)	Interest rate risk (Continued)

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2014 and 2015.

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

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at December 31, 2015, the fair values of the outstanding futures contracts amounting to RMB2 million (December 31, 2014: RMB121 million) and RMB11 million (December 31, 2014: RMB4 million) are recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2015, the fair value of outstanding options contracts amounting to RMB151 million (December 31, 2014: RMB25 million) was recognized in financial liabilities at fair value through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

	(iii)	Commodity price risk (Continued)

A summary of futures contracts held as at December 31, 2014 is as follows:

	As at December 31, 2014

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
-long position	44,535	600,762	591,871	January to May 2015
-short position	121,860	1,703,565	1,571,999	February to March 2015
Copper:
-long position	8,900	384,072	379,780	January to March 2015
Zinc:
-long position	1,000	16,444	16,723	January to May 2015
-short position	460	7,700	7,672	January to May 2015
Lead:
-short position	25	340	308	January 2015
Coal:
-long position	90,000	68,568	67,140	September 2015
-short position	52,000	51,148	51,996	January to May 2015

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

	(iii)	Commodity price risk (Continued)

A summary of futures contracts held as at December 31, 2015 is as follows:

	As at December 31, 2015

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
-long position	51,850	532,285	568,353	Jan to Mar 2016
-short position	229,535	2,470,025	2,513,938	Jan to Jun 2016
Copper:
-long position	425	15,513	15,615	Jan 2016
-short position	2,525	92,433	92,756	Jan to Feb2016
Zinc:
-long position	1,275	16,863	17,116	Feb to May 2016
-short position	800	9,884	10,732	Feb 2016

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

	(iii)	Commodity price risk (Continued)

As at December 31, 2015, if the commodity futures prices had increased/decreased by 3% (December 31, 2014: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2014	2015

Primary aluminum	Decrease/increase RMB22.053 million	Decrease/increase RMB43.776 million
Copper	Increase/decrease RMB8.545 million	Decrease/increase RMB1.736 million
Zinc	Increase/decrease RMB0.204 million	Increase/decrease RMB0.144 million
Lead	Decrease/increase RMB0.007 million	N/A
Coal	Increase/decrease RMB0.341 million	N/A

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(b)	Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term investments and these receivables included in notes 10, 12, 14, 15, and 16 represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group also provided financial guarantees to certain subsidiaries, two joint ventures and an associate as well as a third party. The guarantees to joint ventures and an associate mentioned in note 36 represented the Group's maximum exposure to credit risk in relation to its guarantees to joint ventures and an associate. As at December 31, 2015, the guarantees balance provided to a third party is RMB11 million(December 31, 2014: RMB14 million).

The Group maintains substantially all of its bank balances and cash and short-term investments in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers and their related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans. As at December 31, 2015, the Group has the receivables amounting to RMB8,792 million (December 31, 2014: RMB12,294 million) from Chinalco and its subsidiaries which arose from the disposal of subsidiaries, business and assets. Chinalco and its subsidiaries have settled the receivables and the related interest thereof in accordance with the payment terms. Therefore, the Group believes that there is no material credit risk related to the above-mentioned receivables.

For the year ended 31 December 2015, revenues of approximately RMB31,818 million (2013 from continuing operations: RMB30,255 million, 2014: RMB24,986 million,) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended December 31, 2013, 2014 and 2015. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2013, 2014 and 2015.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by the Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. This forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at December 31, 2015, the Group had total banking facilities of approximately RMB138,392 million (2014: RMB142,051 million) of which amounts totalling RMB67,620 million (2014: RMB65,394 million) have been utilized as at December 31, 2015. Banking facilities of approximately RMB63,877 million (2014: RMB71,660 million) will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at December 31, 2015, the Group had credit facilities through its futures agent at the LME amounting to USD120 million (equivalent to RMB799.23 million) (December 31, 2014: USD120 million (equivalent to RMB734.28 million)), of which USD58 million (equivalent to RMB376.28 million) (December 31, 2014: USD57 million (equivalent to RMB346.09 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2014
Finance lease payables, including current portion	318,103	444,022	910,926	-	1,673,051
Long-term bank and other loans, including current portion	6,572,862	3,331,060	11,784,104	10,258,318	31,946,344
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds, including current portion	4,000,000	6,900,000	9,400,000	-	20,300,000
Short-term bonds	23,000,000	-	-	-	23,000,000
Short-term bank and other	40,984,396	-	-	-	40,984,396
Interest payables for borrowings	5,793,584	2,516,312	3,488,030	596,089	12,394,015
Financial liabilities at fair value through profit or loss	29,384	-	-	-	29,384
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,277,693	-	-	-	8,277,693
Financial liabilities included in other non-current liabilities (Note)	-	229,704	581,265	359,264	1,170,233
Trade and notes payables	15,751,262	-	-	-	15,751,262

	104,727,284	13,421,098	28,164,325	11,213,671	157,526,378

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2015
Finance lease payables, including current portion	1,815,657	1,803,103	3,751,049	-	7,369,809
Long-term bank and other loans, including current portion	4,602,511	4,865,485	13,785,703	9,113,934	32,367,633
Long-term bonds	-	2,000,000	-	-	2,000,000
Medium-term notes and bonds, including current portion	6,900,000	6,400,000	12,500,000	-	25,800,000
Short-term bonds	6,600,000	-	-	-	6,600,000
Short-term bank and other loans	34,749,287	-	-	-	34,749,287
Interest payables for borrowings	5,489,314	2,057,931	3,110,273	5,156,622	15,814,140
Financial liabilities at fair value through profit or loss	161,700	-	-	-	161,700
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	7,712,263	-	-	-	7,712,263
Financial liabilities included in other non-current liabilities (Note)	-	150,251	437,129	385,975	973,355
Trade and notes payables	14,506,138	-	-	-	14,506,138

	82,536,870	17,276,770	33,584,154	14,656,531	148,054,325

Note:	As disclosed in note 22, as at December 31, 2015, the carrying value of financial liabilities included in other non-current liabilities was RMB798 million (December 31, 2014: RMB771 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets

	December 31, 2014

	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total

Current

Trade and notes receivables	-	5,332,534	-	5,332,534
Available-for-sale financial investments	-	-	4,635,600	4,635,600
Financial assets at fair value through profit or loss	120,901	-	-	120,901
Restricted cash and time deposits	-	1,663,590	-	1,663,590
Cash and cash equivalents	-	16,268,600	-	16,268,600
Financial assets included in other current assets	-	6,820,992	-	6,820,992

Subtotal	120,901	30,085,716	4,635,600	34,842,217

Non-current

Available-for-sale financial investments	-	-	74,850	74,850
Financial assets included in other non-current assets	-	8,393,122	-	8,393,122

Subtotal	-	8,393,122	74,850	8,467,972

Total	120,901	38,478,838	4,710,450	43,310,189

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities

	December 31, 2014

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total

Current

Financial liabilities at fair value through profit or loss	29,384	-	29,384
Interest-bearing loans and borrowings	-	75,358,958	75,358,958
Financial liabilities included in other payables and accrued liabilities	-	9,201,623	9,201,623
Trade and notes payables	-	15,751,262	15,751,262

Subtotal	29,384	100,311,843	100,341,227

Non-current

Financial liabilities included in other non-current liabilities	-	771,294	771,294
Interest-bearing loans and borrowings	-	44,769,211	44,769,211

Subtotal	-	45,540,505	45,540,505

Total	29,384	145,852,348	145,881,732

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial assets

	December 31, 2015

	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total

Current

Trade and notes receivables	-	5,151,039	-	5,151,039
Available-for-sale financial investments	-	-	224,820	224,820
Financial assets at fair value
through profit or loss	2,058	-	-	2,058
Restricted cash and time deposits	-	1,734,739	-	1,734,739
Cash and cash equivalents	-	20,753,136	-	20,753,136
Financial assets included in other current assets	-	9,192,087	-	9,192,087

Subtotal	2,058	36,831,001	224,820	37,057,879

Non-current

Available-for-sale financial investments	-	-	130,440	130,440
Financial assets included in other non-current assets	-	6,057,461	-	6,057,461

Subtotal	-	6,057,461	130,440	6,187,901

Total	2,058	42,888,462	355,260	43,245,780

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities

	December 31, 2015

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total

Current

Financial liabilities at fair value through profit or loss	161,700	-	161,700
Interest-bearing loans and borrowings	-	54,422,863	54,422,863
Financial liabilities included in other payables and accrued liabilities	-	8,824,791	8,824,791
Trade and notes payables	-	14,506,138	14,506,138

Subtotal	161,700	77,753,792	77,915,492

Non-current

Financial liabilities included in other non-current liabilities	-	797,994	797,994
Interest-bearing loans and borrowings	-	53,725,670	53,725,670

Subtotal	-	54,523,664	54,523,664

Total	161,700	132,277,456	132,439,156

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values

	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015

Financial assets
Financial assets included in other non-current assets	8,393,122	6,057,461	8,703,168	6,245,648

	Carrying amounts		Fair values

	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015

Financial liabilities
Financial liabilities included in other non-current liabilities	771,294	797,994	771,294	797,994
Long-term interest-bearing loans and borrowings	44,769,211	53,725,670	44,292,962	52,987,968

	45,540,505	54,523,664	45,064,256	53,785,962

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value (Continued)

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

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

*

The fair values of long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at December 31, 2014 and 2015 was assessed to be insignificant.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	120,901	-	-	120,901
Short-term investments	-	4,635,600	-	4,635,600

	120,901	4,635,600	-	4,756,501

As at December 31, 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	2,058	-	-	2,058
Short-term investments	59,940	224,820	-	284,760

	61,998	224,820	-	286,818

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	4,455	-	-	4,455
European option contracts	-	24,929	-	24,929

	4,455	24,929	-	29,384

As at December 31, 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	10,719	-	-	10,719
European option contracts	-	150,981	-	150,981

	10,719	150,981	-	161,700

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	-	8,703,168	-	8,703,168

As at December 31, 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	-	6,245,648	-	6,245,648

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed

As at December 31, 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	-	771,294	-	771,294
Long-term interest-bearing loans and borrowings	-	44,292,962	-	44,292,962

	-	45,064,256	-	45,064,256

As at December 31, 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	-	797,994	-	797,994
Long-term interest-bearing loans and borrowings	-	52,987,968	-	52,987,968

	-	53,785,962	-	53,785,962

During the year, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2014: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	37.3	Capital risk management

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

During 2014 and 2015, the change in sales prices of the Group's primary products has adversely impacted on the profitability of the Group. The gearing ratio as at December 31, 2014 and 2015 are as follows:

	December 31,	December 31,
	2014	2015

Total liabilities (excluding deferred tax liabilities and income tax payable)	152,049,076	137,922,304
Less: restricted cash, time deposits and cash and cash equivalents	(17,932,190)	(22,487,875)

Net debt	134,116,886	115,434,429

Total equity	39,653,846	50,297,436
Add: net debt	134,116,886	115,434,429
Less: non-controlling interests	(11,353,155)	(11,457,339)

Total capital attributable to owners of the parent	162,417,577	154,274,526

Gearing ratio	83%	75%

The decrease in the gearing ratio as at December 31, 2015 mainly resulted from the increase of share capital by the issuance of A shares.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2014	2015

Percentage of equity interest held by non-controlling interests

Ningxia Energy	29.18%	29.18%
Shandong Huayu	45.00%	45.00%

Loss for the year allocated to non-controlling interests

Ningxia Energy	(550,825)	(29,716)
Shandong Huayu	(19,940)	(21,459)

Dividends paid to non-controlling interests

Ningxia Energy	64,553	41,905
Shandong Huayu	-	-

Accumulated balances of non-controlling interests at the reporting dates

Ningxia Energy	3,572,917	3,496,613
Shandong Huayu	766,693	742,704

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2014	Ningxia Energy	Shandong Huayu

Revenue	4,676,461	2,644,227
Total expenses	(6,366,978)	(2,688,539)
Loss for the year	(1,690,517)	(44,312)
Total comprehensive Loss for the year	(1,690,517)	(44,312)

Current assets	4,052,484	584,375
Non-current assets	29,611,512	2,480,330
Current liabilities	(6,952,449)	(1,372,077)
Non-current liabilities	(17,417,698)	(385)

Net cash flows from operating activities	2,004,293	589,152
Net cash flows used in investing activities	(2,270,943)	(71,158)
Net cash flows from/(used in) financing activities	372,707	(435,947)
Effect of foreign exchange rate changes, net	84	-

Net increase in cash and cash equivalents	106,141	82,047

2015	Ningxia Energy	Shandong Huayu

Revenue	3,929,406	2,355,849
Total expenses	(3,981,824)	(2,403,535)
Loss for the year	(52,418)	(47,686)
Total comprehensive Loss for the year	(52,418)	(47,686)

Current assets	3,392,945	930,275
Non-current assets	30,534,583	2,461,806
Current liabilities	(6,507,721)	(1,751,726)
Non-current liabilities	(18,229,159)	(1,110)

Net cash flows from operating activities	2,281,584	261,886
Net cash flows used in investing activities	(2,077,674)	(36,529)
Net cash flows (used in)/from financing activities	(227,037)	120,570
Effect of foreign exchange rate changes, net	(576)	-

Net (decrease)/increase in cash and cash equivalents	(23,703)	345,927

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	BUSINESS COMBINATION

In November 2015, Baotou Aluminum, the subsidiary of the Company, acquired relevant assets and liabilities of High-Purity Aluminum and Light Metal of Baotou Aluminum Group at a total cash consideration of RMB37.662 million. Baotou Aluminum Group is a subsidiary of Chinalco, the parent company of the Group. Before and after the acquisition, both sides are controlled by Chinalco, and the control is not temporary. Thus, the acquisition is considered to be business combination under common control. The combination date is November 30, 2015, which is determined by the date of transfer of the assets and liabilities.

The book values of the assets and liabilities of High-Purity Aluminum and Light Metal as at the acquisition date and the comparative financial figures were as follows:

	December 31,	December 31,
	2014	2015

Assets
Trade and notes receivables	19,959	47,729
Other current assets	11,808	13
Inventories	101,898	146,224
Property, plant and equipment	87,609	76,611
Intangible assets	2,139	1,347

Liabilities
Trade and notes payables	2,911	43,597
Other payables and accrued expenses	3,791	137,539
Interest bearing loans and borrowings	191,707	65,000

Net assets	25,004	25,788

Difference recognized in equity		11,874

		37,662

Satisfied by cash		37,662

Total purchase consideration		37,662

An analysis of the cash flows of cash and cash equivalents in respect of the acquisition of High-Purity Aluminum Plant and Light Metal is as follows:

Cash consideration paid	(30,000)
Cash and bank balances acquired	-

Net outflow of cash and cash equivalents included in cash flows from investing activities	(30,000)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF SUBSIDIARIES

	(a)	Disposal of Shanxi Huaxing

In December 2015, the Group entered into Equity Transfer Agreement with Shenzhen CR Yuanda, a state-owned entity, to transfer 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. The price was determined based on the appraisal value provided by an independent qualified appraisal company. According to the Equity Transfer Agreement, 30% of the consideration amounting to RMB705 million has been received by the Group in December 2015 whereas the remaining amount of RMB1,646 million would be paid within one year from the effective date of the Equity Transfer Agreement and the balance is interest bearing charged at prevailing lending interest rate.

The directors of the Company are of the opinion that the Group lost control over Shanxi Huaxing and accounted for it as a joint venture accordingly. As of the date of disposal, the carrying amounts of Shanxi Huaxing was RMB2,115 million, and the Group recognized gain of disposal of subsidiary of RMB1,294 million for 50% equity interest disposed of. The Group re-measured the remaining 50% net assets of Shanxi Huaxing to fair value of RMB2,351 million and recognized fair value gain of RMB1,294 million accordingly.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF SUBSIDIARIES (Continued)

	(a)	Disposal of Shanxi Huaxing (Continued)

The details of the net assets disposed of are as follows:

Date of disposal

Net assets disposed of:
Cash and cash equivalents	114,794
Restricted cash and time deposits	46,716
Trade and notes receivables	34,479
Other current assets	30,849
Inventories	340,218
Property, plant and equipment (note 7)	4,495,019
Land use right (note 8)	251,295
Intangible assets (note 6)	365,427
Deferred tax assets (note 11)	3,057
Other non-current assets	487,076
Trade and notes payables	(426,288)
Other payables and accrued expenses	(898,781)
Interest bearing loans and borrowings	(2,312,574)
Income tax payable	(4,271)
Other non-current liabilities	(412,192)

Net assets	2,114,824
50% of net assets transferred into joint venture (Note)	(1,057,412)

Net assets disposed of	1,057,412
Gain on disposal of Shanxi Huaxing	1,294,067

2,351,479

Satisfied by:
Cash	705,444
Receivables as at December 31, 2015	1,646,035

2,351,479

Note:
50% of net assets transferred into joint venture	1,057,412
Gain on remeasurement of the remaining equity interest at fair value (note 28(b))	1,294,067

Initial cost of investment in joint venture (note 9(a))	2,351,479

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF SUBSIDIARIES (Continued)

	(a)	Disposal of Shanxi Huaxing (Continued)

An analysis of the cash flows of cash and cash equivalents in respect of the Disposal of Shanxi Huaxing is as follows:

2015

Cash consideration received	705,444
Less: cash and cash equivalents of Shanxi Huaxing disposed of	114,794

Net inflows of cash and cash equivalents in respect of the disposal of Shanxi Huaxing	590,650

(b)	Loss control of Ningxia photovoltaic subsidiaries

In September and October 2015, LingWu People's Court, Yinchuan Intermediate People's Court and Wuzhong People's Court accepted the liquidation petition filed by the Group's subsidiaries, Ningxia Ning Electric Silicon Co., Ltd.* , Ningxia Ning Electric PV Material Co., Ltd.* , Ningxia Ning Electric Silicon Materials Co., Ltd.* and Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* (hereinafter referred to as "Ningxia photovoltaic subsidiaries"), respectively. Upon the liquidation administrators took control over those companies, the directors of the Company considered the Group lost control over Ningxia photovoltaic subsidiaries and therefore ceased to consolidate these companies since then ("date of lost control").

The book value of assets and liabilities of Ningxia photovoltaic subsidiaries is result from the fair value adjustments of Ningxia photovoltaic subsidiaries' assets and liabilities arising from acquisition of Ningxia Energy in 2013.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF SUBSIDIARIES (Continued)

	(b)	Loss control of Ningxia photovoltaic subsidiaries (Continued)

The details of the net assets of Ningxia photovoltaic subsidiaries are as follows:

Date of lost control

Net assets:
Cash and cash equivalents	189
Trade and notes receivables	47,619
Other current assets	166,377
Inventories	18,718
Property, plant and equipment (note 7)	387,324
Land use right (note 8(b))	114,330
Intangible assets (note 6)	3,954
Other non-current assets	8,432
Available-for-sale financial investments	5,686
Trade and notes payables	(290,441)
Other payables and accrued expenses	(215,198)
Deferred tax liabilities (note 11)	(36,389)
Other non-current liabilities	(61,123)

Net assets	149,478

Trade and notes receivable due from Ningxia photovoltaic subsidiaries	15,644
Other current amount due from Ningxia photovoltaic subsidiaries	1,435,802
Provision for trade and notes receivable due from Ningxia photovoltaic subsidiaries	(15,644)
Provision for other current assets due from Ningxia photovoltaic subsidiaries	(1,321,712)

Consideration	114,090

Release of unrealized gains or losses between Ningxia photovoltaic subsidiaries and the Group upon deconsolidation	16,515

Net loss on lost control of Ningxia photovoltaic subsidiaries	(18,873)

An analysis of the cash flows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries is as follows:

2015

Cash consideration paid	-
Less: cash and cash equivalents of Ningxia photovoltaic subsidiaries	189
Net outflows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries	(189)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

41.	OTHER EQUITY INSTRUMENTS

On October 22, 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (the "Issuer") issued USD350 million senior perpetual securities at an initial distribution rate of 6.625% (the "2013 Senior Perpetual Securities"). The proceeds from issuance of the 2013 Senior Perpetual Securities after the issuance costs is USD347 million (equivalent to RMB2,123 million). The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities are paid semi-annually in arrears from October 29, 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After October 29, 2018, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On April 10, 2014, Chalco Hong Kong Investment Company Limited issued USD400 million senior perpetual securities at an initial distribution rate of 6.25% (the "2014 Senior Perpetual Securities"). The proceeds from issuance of the 2014 Senior Perpetual Securities after the issuance costs is USD398 million (equivalent to RMB2,462 million). The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on April 29, and October 29, in arrears from April 17, 2014 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After April 17, 2017, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

41.	OTHER EQUITY INSTRUMENTS (Continued)

On October 27, 2015, the Company issued RMB2,000 million perpetual medium-term notes at an initial distribution rate of 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from issuance of the 2015 Perpetual Medium-term Notes is RMB2,000 million. The proceeds will be used for repayments of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes are paid annually in arrears from October 29, 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity and are callable only at the Group's option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 per cent, (b) the China Treasury Rate, and (c) a margin of 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company.

Pursuant to the terms of the 2013 Senior Perpetual Securities, 2014 Senior Perpetual Securities and 2015 Perpetual Medium-term Notes, the Group has no contractual obligation to repay their principal or to pay any coupon distribution. The 2013 Senior Perpetual Securities, 2014 Senior Perpetual Securities and 2015 Perpetual Medium-term Notes do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

42.	CONTINGENT LIABILITIES

As at December 31, 2014 and 2015, the Group had no significant contingent liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

43.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	December 31,	December 31,
	2014	2015

Contracted, but not provided for	12,624,047	7,770,944

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at December 31, 2015 pursuant to non-cancellable lease agreements entered into by the Group are summarized as follows:

	December 31,	December 31,
	2014	2015

Within one year	556,727	561,028
In the second to fifth years, inclusive	2,310,421	2,167,718
After five years	16,276,818	15,088,512

	19,143,966	17,817,258

(c)	Other capital commitments

As at December 31, 2015, commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	December 31,	December 31,
	2014	2015

Associates	1,102,250	1,492,475
Joint ventures	74,800	244,800

	1,177,050	1,737,275

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2013, 2014 and 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

44.	EVENTS AFTER THE REPORTING PERIOD

(a)

On February 1, 2016, Jiaozuo Wanfang, held the first extraordinary general meeting and conducted general election of non-independent directors and independent directors of the seventh session of the board of directors. None out of six non-independent nor the three independent directors was appointed by the Company. Thus, the Company lost significant influence on Jiaozuo wanfang.

(b)

As set out in note 17 (a), on June 25, 2015, the Group and Shandong Aluminum, a subsidiary of Chinalco, signed an asset exchange agreement that the Group would exchange part of the assets and liabilities of Chalco Shandong with part of the assets and liabilities of Shandong Aluminum. In January 2016, the exchange of Chalco Shandong business and Shandong Aluminum business was completed.

(c)

On February 5, 2016, the Company received notice from Chinalco, that ACCOH, a subsidiary of Chinalco, has increased holding H shares of the Company through the Hong Kong stock exchange trading system since November 9, 2015. As of February 4, 2016, Chinalco and ACCOH have increased holding A and H shares of the Company by 188 million shares, accounting for about 1.26% of the total shares of the Company. On the same day, Chinalco and the persons acting in concert held 5,135 million A shares and 187 million H shares of the Company in aggregate, accounting for about 35.71% of the total shares of the Company.

45.	COMPARATIVE AMOUNTS

Certain comparative amounts have been revised as a result of the business combination under common control as disclosed in note 39.

46.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 15, 2016.

