Form 20-F/A
ALUMINUM CORP OF CHINA LTD
filed 2016-06-30
CIK 1161611

As filed with Securities and Exchange Commission on June 30, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 20-F/A
(Amendment No. 1)

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
Tel: (86) 10 8229 8560
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares*	New York Stock Exchange, Inc.
Class H Ordinary Shares**
*	Evidenced by American Depositary Receipts. Each American Depositary Share represents 25 H Shares.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) [X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes [ ] No [X]

Explanatory Note

This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by Aluminum Corporation of China Limited (the "Registrant") as an amendment to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015 ("Form 20-F"), filed with the U.S. Securities and Exchange Commission ("SEC") on April 15, 2016.

Pursuant to Rule 3-09 of SEC Regulation S-X, the Registrant is filing this Form 20-F/A to include the financial statements of our 35%-owned unconsolidated company, Huadian Ningxia Lingwu Power Generation Company Limited, for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2013, 2014 and 2015. The unaudited consolidated financial statements for the fiscal years ended December 31, 2013 and 2014, and the audited consolidated financial statements for the fiscal year ended December 31, 2015 of this unconsolidated company are included in this Form 20-F/A under Item 18.

This Form-20F/A makes no other changes to the Form 20-F of the Registrant. Other than what is stated above, this Form 20-F/A does not, amend, update or restate the information in any other item of the Form 20-F as originally filed on April 15, 2016. This Form 20-F/A does not reflect events occurring after the original filing of the Form 20-F on April 15, 2016, and other than providing the financial statements of the unconsolidated company named above under Item 18, does not modify or update the disclosures in the Form 20-F in any way.

TABLE OF CONTENTS

PART III	Item 18. Financial Statements	5
	Item 19. Exhibits	6

4

PART III

Item 18. Financial Statements

Pursuant to Rule 3-09 of SEC Regulation S-X, we are filing this Form 20-F/A to include the financial statements of our 35%-owned unconsolidated company, Huadian Ningxia Lingwu Power Generation Company Limited, for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2013, 2014 and 2015. The unaudited consolidated financial statements for the fiscal years ended December 31, 2013 and 2014, and the audited consolidated financial statements for the fiscal year ended December 31, 2015 of this unconsolidated company are included in this Form 20-F/A.

5

Item 19. Exhibits

Exhibit Number	Description

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F/A on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By: _/s/ YU Dehui
Name: YU Dehui
Title: Chairman of the Board
Date: June 30, 2016

7

Huadian Ningxia Lingwu Power Generation Company Limited
FINANCIAL STATEMENTS
DECEMBER 31, 2015

INDEX TO FINANCIAL STATEMENTS

Page

Contents

Report of independent auditors	F1

Statement of comprehensive income for the year ended December 31, 2015	F2

Statement of financial position as of December 31, 2015	F3

Statement of changes in equity for the year ended December 31, 2015	F4

Statement of cash flows for the year ended December 31, 2015	F5

Notes to the financial statements	F6-F35

Report of Independent Auditors

The Board of Directors of
Huadian Ningxia Lingwu Power Generation Company Limited

We have audited the accompanying financial statements of Huadian Ningxia Lingwu Power Generation Company Limited, which comprise the statement of financial position as at December 31, 2015, and the related statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huadian Ningxia Lingwu Power Generation Company Limited at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on summarized comparative information

We have not audited, reviewed or compiled the summarized comparative information presented herein as of January 1, 2013, and as of December 31, 2013 and 2014 and for the years then ended, and, accordingly, we express no opinion on it.

/s/ Ernst & Young Hua Ming LLP
Beijing, the People's Republic of China
June 30, 2016

Huadian Ningxia Lingwu Power Generation Company Limited STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED December 31, 2015 (All amounts expressed in thousands of Renminbi)

		2013	2014	2015
	Notes	(Unaudited)	(Unaudited)

Revenue	5	5,048,405	4,892,250	4,278,352
Cost of sales		(3,479,505)	(3,496,727)	(3,128,304)

Gross profit		1,568,900	1,395,523	1,150,048

Other revenue and net losses	6	(212,603)	(257,422)	(226,090)
Administrative expenses		(12,094)	(5,648)	(3,456)
Investment income		5,516	5,516	5,516
Finance costs	7	(462,333)	(387,620)	(312,128)

PROFIT BEFORE TAX		887,386	750,349	613,890

Income tax expense	8	(368)	(106,440)	(73,053)

PROFIT FOR THE YEAR		887,018	643,909	540,837

OTHER COMPREHENSIVE INCOME		-	-	-

TOTAL COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		887,018	643,909	540,837

The accompanying notes are an integral part of these financial statements.

Huadian Ningxia Lingwu Power Generation Company Limited STATEMENTS OF FINANCIAL POSITION AS OF December 31, 2015 (All amounts expressed in thousands of Renminbi)

		As at January 1 2013	2013	2014	2015
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

Assets
Non-current assets
Property, plant and equipment	9	10,208,949	10,070,345	9,635,055	9,328,753
Other intangible assets	10	211	175	2,025	2,883
Prepaid land lease payments	11	-	-	-	92,070
Entrusted loan receivable		80,166	80,182	80,182	-
Deferred tax assets	12	145	217	406	13,078

		10,289,471	10,150,919	9,717,668	9,436,784

Current assets
Inventories	13	376,989	341,586	333,138	221,626
Trade and bills receivables	14	780,359	888,693	1,068,797	917,936
Prepayments, deposits and other receivables	15	135,568	223,671	144,430	51,520
Entrusted loan receivable		-	-	-	80,182
Prepaid land lease payments	11	-	-	-	2,330
Cash and cash equivalents	16	78,715	136,965	59,718	78,914

		1,371,631	1,590,915	1,606,083	1,352,508

Total assets		11,661,102	11,741,834	11,323,751	10,789,292

Equity and liabilities
Equity
Paid-in capital	17	1,738,131	1,978,131	2,050,239	2,050,239
Reserves		402,195	1,289,213	781,416	1,322,253

Total equity		2,140,326	3,267,344	2,831,655	3,372,492

Non-current liabilities
Long-term interest-bearing loans and other borrowings	18	7,486,400	6,556,600	5,508,425	5,039,165
Deferred government grants	19	4,508	4,243	3,978	3,713
Others		-	532	491	491

		7,490,908	6,561,375	5,512,894	5,043,369

Current liabilities
Account payables		1,027,970	1,066,465	925,049	979,950
Deferred government grants	19	526	265	265	265
Other payables and accruals	20	154,572	268,385	1,484,243	400,786
Interest-bearing loans and other borrowings	18	420,000	220,000	-	354,630
Long-term interest bearing loans and other borrowings - due within one year	18	426,800	358,000	569,645	637,800

		2,029,868	1,913,115	2,979,202	2,373,431

Total liabilities		9,520,776	8,474,490	8,492,096	7,416,800

Total equity and liabilities		11,661,102	11,741,834	11,323,751	10,789,292

The accompanying notes are an integral part of these financial statements.

The financial statements are signed by:

Director /s/ Ren Li Xin	Director /s/ Sun Wei

Huadian Ningxia Lingwu Power Generation Company Limited STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED December 31, 2015 (All amounts expressed in thousands of Renminbi)

	Paid-in capital	Capital Reserves	Statutory reserves	Retained earnings	Total

At January 1, 2013 (unaudited)	1,738,131	5,560*	101,321*	295,314*	2,140,326

Profit for the year	-	-	-	887,018	887,018
Other comprehensive income	-	-	-	-	-

Total comprehensive income	-	-	-	887,018	887,018
Capital contribution	240,000	-	-	-	240,000
Appropriation of statutory reserve fund	-	-	88,702	(88,702)	-
Cash dividends	-	-	-	-	-

At December 31, 2013 and January 1, 2014 (unaudited)	1,978,131	5,560*	190,023*	1,093,630*	3,267,344

Profit for the year	-	-	-	643,909	643,909
Other comprehensive income	-	-	-	-	-

Total comprehensive income	-	-	-	643,909	643,909
Capital contribution	72,108	-	-	-	72,108
Appropriation of statutory reserve fund	-	-	64,391	(64,391)	-
Cash dividends	-	-	-	(1,151,706)	(1,151,706)

At December 31, 2014 and January 1, 2015 (unaudited)	2,050,239	5,560*	254,414*	521,442*	2,831,655

Profit for the year	-	-	-	540,837	540,837
Other comprehensive income	-	-	-	-	-

Total comprehensive income	-	-	-	540,837	540,837
Appropriation of statutory reserve fund	-	-	55,416	(55,416)	-
Cash dividends	-	-	-	-	-

At December 31, 2015	2,050,239	5,560*	309,830*	1,006,863*	3,372,492

*:

These reserve accounts comprise the reserves of RMB1,322 million as at December 31, 2015 (December 31, 2014: RMB781 million; December 31, 2013: RMB1,289 million and January 1, 2013: RMB402 million) in the statement of financial position.

The accompanying notes are an integral part of these financial statements.

Huadian Ningxia Lingwu Power Generation Company Limited STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED December 31, 2015 (All amounts expressed in thousands of Renminbi)

		2013	2014	2015
	Notes	(Unaudited)	(Unaudited)
Operating activities
Profit before tax		887,386	750,349	613,890
Non-cash adjustments to reconcile profit before tax to net cash flows:
Finance costs	7	462,333	387,620	312,128
Depreciation of property and equipment	9	557,480	599,728	611,432
Loss on disposal of property and equipment		53,552	134,798	25,051
Amortization of intangible assets	10	36	52	249
Amortization of prepaid land lease payments	11	-	-	588
Impairment losses	6	-	-	84,000
Amortization of deferred government grants	19	(526)	(265)	(265)
Investment income		(5,516)	(5,516)	(5,516)
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(196,439)	(100,862)	177,117
Decrease/(increase) in inventories		35,403	8,448	111,512
Increase/(decrease) in account and other payables		97,286	(23,181)	(216,673)

Income tax paid		(77,538)	(48,559)	(80,615)

Net cash flows from operating activities		1,813,457	1,702,612	1,632,898

Investing activities
Purchases of property and equipment		(339,197)	(361,506)	(148,956)
Proceeds from other investing activities		5,516	5,516	5,516
Cash paid relating to other investing activities		8,322	-	-

Net cash flows used in investing activities		(325,359)	(355,990)	(143,440)

Financing activities
New bank loans and other borrowings		220,000	-	523,170
Repayment of bank loans and other borrowings		(1,418,600)	(1,056,530)	(569,645)
Dividends and interest expense paid		(465,298)	(389,167)	(1,422,187)
Cash paid relating to other financing activities		234,050	21,828	(1,600)

Net cash flows used in financing activities		(1,429,848)	(1,423,869)	(1,470,262)

Net increase/(decrease) in cash and cash equivalents		58,250	(77,247)	19,196
Cash and cash equivalents at beginning of year		78,715	136,965	59,718

CASH AND CASH EQUIVALENTS AT END OF YEAR		136,965	59,718	78,914

The accompanying notes are an integral part of these financial statements.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

1.	Corporate information

Huadian Ningxia Lingwu Power Generation Company Limited (the "Company") is a limited liability company and domiciled in the People's Republic of China (the "PRC"). The registered office is located at the Ningxia Hui Autonomous Region, Lingwu, the PRC. The Company is a joint venture of Huadian Power International Corporation Limited and Chalco Ningxia Energy Group Co., Ltd., which own 65% and 35% of the equity interest in the Company respectively.

The principal activities of the Company are the provisions of thermal power generation, mainly engaged in the production and sale of electrical energy.

2.1	Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Details of the first-time adoption of IFRS by the Company are described in Note 2.3.

The financial statements have been prepared on a historical cost basis. The financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB), except when otherwise indicated.

The financial statements provide comparative information in respect of the previous periods.

Going concern

As at December 31, 2015, the Company's current liabilities exceeded its current assets by approximately RMB1,021 million (December 31, 2014: RMB1,373 million). The directors of the Company have considered that the Company's available sources of funds include the following:

* The Company's expected net cash inflows from operating activities in 2016; and

* Other available sources of financing from banks and other financial institutions given the Company's credit history.

The directors of the Company believe that the Company has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the financial statements.

2.2	Summary of significant accounting policies

	a)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

		*	Expected to be realized or intended to be sold or consumed in the normal operating cycle

		*	Held primarily for the purpose of trading

		*	Expected to be realized within twelve months after the reporting period

Or

		*	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

The Company classifies all other assets as non-current.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

	a)	Current versus non-current classification (continued)

A liability is current when:

*	It is expected to be settled in the normal operating cycle

*	It is held primarily for the purpose of trading

*	It is due to be settled within twelve months after the reporting period

Or

*	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

b)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing latitude, and is also exposed to credit risks.

The specific recognition criteria described below must also be met before revenue is recognized.

Electricity Income

Electricity income is recognized when electricity is supplied to the power grid companies and other customers.

Interest income

For all financial instruments measured at amortized cost and interest-bearing financial assets classified as loan and receivables, interest income is recorded using the effective interest rate (EIR). The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the statement of profit or loss.

c)	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

When the Company receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

	d)	Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method, on temporary differences at the end of the reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Tax rates enacted or substantively enacted by the end of the reporting period are used to determine the deferred tax.

Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

	e)	Cash dividend to owners of equity

The Company recognizes a liability to make cash distributions to owners of equity when the distribution is authorized and is no longer at the discretion of the Company. A corresponding amount is recognized directly in equity.

f)	Property, plant and equipment

Plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Company depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

	Estimated useful lives	Depreciation rate after estimated residual values (%)

Buildings	20-35 years	2.71-4.75
Plant and machinery	5-20 years	4.75-19.00
Motor vehicles	6-9 years	10.55-15.83
Electronic equipment and others	5 years	19

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Construction in progress ("CIP") is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalization. CIP is transferred to property and equipment when the CIP is ready for its intended use.

g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

h)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

Office software

Purchased software is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life.

i)	Prepaid land lease payments

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

j)	Financial instruments - initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as loans and receivables. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company's financial assets included cash and cash equivalents, trade and bills receivables, financial assets included in prepayments, deposits and other receivables and entrusted loan receivable, which are classified as loans and receivables.

Subsequent measurement

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of comprehensive income. The losses arising from impairment are recognized in the statement of comprehensive income in finance costs for loans and in cost of sales or other operating expenses for receivables.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the Company's statement of financial position) when:

*	The rights to receive cash flows from the asset have expired, or

*

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

j)	Financial instruments - initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Derecognition (continued)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

ii)	Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment exists if one or more events that have occurred since the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as loans and borrowings and payables.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include account payables, financial liabilities included in other payables and accruals and interest-bearing loans and other borrowings which are classified as loans and borrowings.

Subsequent measurement

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the EIR method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of comprehensive income.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

j)	Financial instruments - initial recognition and subsequent measurement (continued)

iv)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

k)	Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing raw materials to their present location and condition is accounted for using the weighted average cost method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

l)	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company's CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

l)	Impairment of non-financial assets (continued)

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset's or CGU's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

m)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand.

For the purpose of the statement of financial position and statement of cash flows, cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use.

n)	Related parties

A party is considered to be related to the Company if:

(a)	the party is a person or a close member of that person's family and that person

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company;

Or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Company are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Company are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity);

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

2.3	First-time adoption of IFRS

These financial statements for the year ended December 31, 2015, together with the comparative periods for the years ended December 31, 2014 and 2013, are the first IFRS financial statements of the Company. For periods up to and including the year ended December 31, 2012, the Company prepared its financial statements in accordance with the accounting principles generally accepted in the PRC ("PRC GAAP"). Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2015, together with the comparative period financial statements as at and for the year ended December 31, 2013 and 2014, as described in the above summary of significant accounting policies. In preparing these financial statements, the Company's opening statement of financial position was prepared as at January 1, 2013, the Company's date of transition to IFRS.

The Company performed a detailed analysis and noted that there were no differences between the financial statements prepared in accordance with PRC GAAP and IFRS on total comprehensive income, equity and cash flow, except for some reclassification differences. Accordingly, except for reclassification adjustments, there were no significant adjustments made by the Company in conversion of its PRC GAAP financial statements into IFRS financial statements, including the statement of financial position as at January 1, 2013, and the financial statements for the years ended December 31, 2013 and 2014.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

3.	Significant accounting estimates and assumptions

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

The estimated useful lives and residual values

The Company determines the estimated useful lives and residual values and consequently related depreciation/amortization charges for its property and equipment. These estimates are based on the historical experience of the actual useful lives of property and equipment of similar nature and functions. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or nonstrategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

Impairment of trade and bills receivables

The Company maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Company makes its estimates based on the ageing of its trade receivable balances, customers' creditworthiness, and historical write-off experience. If the financial condition of its customers will deteriorate such that the actual impairment loss might be higher than expected, the Company would be required to revise the basis for making the allowance and its future results would be affected.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

4.	Capital management

For the purpose of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objectives of the Company's capital management are to safeguard the Company's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or capital injection. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015, 2014 and 2013 and as at January 1, 2013.

The Company monitors capital using a gearing ratio, which is net debt divided by the total capital plus net debt. Net debt includes account and other payables, less cash and cash equivalents. Capital represents equity. The gearing ratios as at the end of the reporting periods were as follows:

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Account payables	1,027,970	1,066,465	925,049	979,950
Other payables and accruals	154,572	268,385	1,484,243	400,786
Interest-bearing loans and other borrowings	420,000	220,000	-	354,630
Long-term interest-bearing loans and other borrowings - due within one year	426,800	358,000	569,645	637,800
Long-term interest-bearing loans and other borrowings	7,486,400	6,556,600	5,508,425	5,039,165
Deferred government grants	5,034	4,508	4,243	3,978
Others	-	532	491	491
Less: cash and cash equivalents	(78,715)	(136,965)	(59,718)	(78,914)

Net debt	9,442,061	8,337,525	8,432,378	7,337,886
Total equity	2,140,326	3,267,344	2,831,655	3,372,492

Capital and net debt	11,582,387	11,604,869	11,264,033	10,710,378

Gearing ratio	82%	72%	75%	69%

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

5.	Revenue

Revenue, which is also the Company's turnover, represents the net invoiced value of goods sold, after allowance for returns and trade discounts.

An analysis of the Company's revenue is as follows:

	2013	2014	2015
	(Unaudited)	(Unaudited)

Revenue
Sales of electricity	5,048,405	4,892,250	4,278,352

	5,048,405	4,892,250	4,278,352

6.	Other revenue and net losses

	2013	2014	2015
	(Unaudited)	(Unaudited)

Other revenue
Government grants (note (a))	750	5,310	5,285

Other net losses
Interest income	2,822	2,240	2,140
Net loss on disposal of property, plant and equipment	(53,552)	(134,798)	(25,051)
Electricity price regulation fund (note (b))	(121,663)	(124,823)	(122,206)
Impairment losses	-	-	(84,000)
Others	(40,960)	(5,351)	(2,258)

	(212,603)	(257,422)	(226,090)

Notes:

(a)	Government grants mainly represent the grants from government for environmental protection. There is no unfulfilled condition relating to those grants.

In addition, grants related to assets have been deferred and released to profit or loss in accordance with the useful lives of the related assets.

(b)

Electricity price regulation fund represents the expenses levied on electricity supplied from Ningxia Hui Autonomous Region ("Ningxia") to other provinces in the PRC. Payment or collection of such fund to government is based on regulations issued by Ningxia local authorities.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

7.	Finance costs

	2013	2014	2015
	(Unaudited)	(Unaudited)

Interest on bank loans wholly repayable	462,333	387,620	312,128

8.	Income tax

The Company has been identified as "Western development enterprise" and was entitled to preferential income tax rate of 15% in accordance with the PRC Corporate Income Tax Law.

The major components of income tax expense for the years ended December 31, 2013, 2014 and 2015 are:

Statement of comprehensive income

	2013	2014	2015
	(Unaudited)	(Unaudited)

Current income tax - Mainland China	440	106,491	85,725
Deferred income tax (note 12)	(72)	(189)	(12,672)
Others	-	138	-

Tax charge for the year	368	106,440	73,053

Reconciliation of tax expense applicable to the accounting profit at the PRC's domestic tax rate to the tax expense at the effective rate for 2013, 2014 and 2015:

	2013	2014	2015
	(Unaudited)	(Unaudited)

Profit before tax	887,386	750,349	613,890

Income tax at the statutory income tax rate of 25%	221,846	187,587	153,472
Adjustments in respect of current tax of previous periods	372	1,055	(19,030)
Tax credit (note(a))	(133,111)	(7,167)	-
Tax preferential treatment (note(b))	(88,739)	(75,035)	(61,389)

Tax charge for the year at the effective rate	368	106,440	73,053

Notes:

(a)	Tax credit represents additional deductions in relation to energy-saving equipment purchased pursuant to the applicable PRC tax laws and regulations.

(b)	The Company located in the western regions of the PRC is granted tax concessions with a preferential tax rate of 15% (2014: 15%, 2013:15%).

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

9.	Property, plant and equipment

December 31, 2013

				Electronic
		Plant and	Motor	equipment	Construction
	Buildings	machinery	vehicles	and others	in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost:
At January 1, 2013	2,845,249	9,009,443	11,105	7,949	29,478	11,903,224
Additions	74,944	141,025	14	1,178	255,267	472,428
Disposals	-	(62,809)	-	-	-	(62,809)

At December 31, 2013	2,920,193	9,087,659	11,119	9,127	284,745	12,312,843

Accumulated depreciation and impairment:
At January 1, 2013	280,018	1,403,300	6,228	4,729	-	1,694,275
Depreciation charge for the year	93,330	461,564	1,548	1,038	-	557,480
Disposals	-	(9,257)	-	-	-	(9,257)

At December 31, 2013	373,348	1,855,607	7,776	5,767	-	2,242,498

Net carrying amount:
At December 31, 2013	2,546,845	7,232,052	3,343	3,360	284,745	10,070,345

At January 1, 2013	2,565,231	7,606,143	4,877	3,220	29,478	10,208,949

December 31, 2014

				Electronic
		Plant and	Motor	equipment	Construction
	Buildings	machinery	vehicles	and others	in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost:
At January 1, 2014	2,920,193	9,087,659	11,119	9,127	284,745	12,312,843
Additions	-	-	189	471	300,318	300,978
Disposals	(71,278)	(125,396)	-	-	(1,741)	(198,415)
Transfers	4,360	356,241	4,737	-	(365,338)	-

At December 31, 2014	2,853,275	9,318,504	16,045	9,598	217,984	12,415,406

Accumulated depreciation and impairment:
At January 1, 2014	373,348	1,855,607	7,776	5,767	-	2,242,498
Depreciation charge for the year	96,540	500,810	1,540	838	-	599,728
Disposals	(1,329)	(60,546)	-	-	-	(61,875)

At December 31, 2014	468,559	2,295,871	9,316	6,605	-	2,780,351

Net carrying amount:
At December 31, 2014	2,384,716	7,022,633	6,729	2,993	217,984	9,635,055

At January 1, 2014	2,546,845	7,232,052	3,343	3,360	284,745	10,070,345

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

9.	Property, plant and equipment (continued)

December 31, 2015

				Electronic
		Plant and	Motor	equipment	Construction
	Buildings	machinery	vehicles	and others	in progress	Total

Cost:
At January 1, 2015	2,853,275	9,318,504	16,045	9,598	217,984	12,415,406
Additions	-	-	-	-	372,890	372,890
Disposals	-	(33,094)	-	-	-	(33,094)
Others	-	(41,602)	-	-	(1,107)	(42,709)
Transfers	42,504	370,496	585	2,033	(415,618)	-

At December 31, 2015	2,895,779	9,614,304	16,630	11,631	174,149	12,712,493

Accumulated depreciation and impairment:
At January 1, 2015	468,559	2,295,871	9,316	6,605	-	2,780,351
Depreciation charge for the year	94,752	521,454	1,753	863	-	618,822
Disposals	-	(8,043)	-	-	-	(8,043)
Others	-	(7,390)	-	-	-	(7,390)

At December 31, 2015	563,311	2,801,892	11,069	7,468	-	3,383,740

Net carrying amount:
At December 31, 2015	2,332,468	6,812,412	5,561	4,163	174,149	9,328,753

At January 1, 2015	2,384,716	7,022,633	6,729	2,993	217,984	9,635,055

The Company was in the process of applying for the title certificates of certain of its buildings with an aggregate net carrying amount of approximately RMB2,332 million as at December 31, 2015 (December 31, 2014: RMB2,385 million; December 31, 2013: RMB2,547 million). The Directors are of the view that the Company is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matter did not have any significant impact on the Company's financial position as at December 31, 2015.

There has been no litigation, claims or assessments against the Company for compensation with respect to the use of these buildings to the date of approval of these financial statements. The directors of the Company are of the opinion that the Company legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Company.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

10.	Other intangible assets

Office software	December 31,

	2013	2014	2015
	(Unaudited)	(Unaudited)

Cost:
At January 1,	351	351	2,253
Additions	-	1,902	1,107

At December 31,	351	2,253	3,360

Accumulated amortization:
At January 1,	140	176	228
Amortization for the year	36	52	249

At December 31,	176	228	477

Net carrying amount:
At December 31,	175	2,025	2,883

At January 1,	211	175	2,025

11.	Prepaid land lease payments

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Carrying amount at beginning of the year	-	-	-	-
Addition	-	-	-	94,988
Amortization for the year	-	-	-	588

Carrying amount at end of the year	-	-	-	94,400

Portion classified as current assets	-	-	-	2,330

Non-current portion	-	-	-	92,070

The leasehold land is situated in Mainland China and is held under a lease of 50 years.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

12.	Deferred tax assets

	December 31,

	2013	2014	2015
	(Unaudited)	(Unaudited)

Deferred tax assets:
At beginning of the year	145	217	406
Deferred tax credited to profit during the year (note 8)	72	189	12,672

At end of the year	217	406	13,078

The deferred tax assets are attributed to the following items:

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Deferred tax assets:
Provisions for staff training expense	-	217	406	478
Unpaid wages	145	-	-	-
Provision for impairment	-	-	-	12,600

At end of the year	145	217	406	13,078

There were no material unprovided timing differences as at January 1, 2013, December 31, 2013, 2014 and 2015.

13.	Inventories

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Coal	276,072	272,083	262,705	154,600
Other raw materials, at cost	100,917	69,503	70,433	67,026

Total inventories at the lower of cost and net realizable value	376,989	341,586	333,138	221,626

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

14.	Trade and bills receivables

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Trade receivables	481,664	550,354	454,750	549,045
Bills receivable	298,695	338,339	614,047	368,891

	780,359	888,693	1,068,797	917,936

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date, is as follows:

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Trade receivables:
Within 6 months	481,664	550,354	454,750	549,045

	481,664	550,354	454,750	549,045

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Included in the Company's trade and bills receivables are amounts due from Ningxia Huadian New Energy Power Generation Co. Ltd. of RMB2 million (2014: Nil), which is repayable on credit terms similar to those offered to the major customers of the Company. Further details of the sales to these related parties are set out in note 23 to the financial statements.

15.	Prepayments, deposits and other receivables

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Deposits and other receivables	7,909	5,581	11,749	20,414
Prepayments to suppliers	109,043	121,951	100,483	90,312
Deductible input VAT	8,367	8,352	2,344	49
Income tax prepayment	10,249	87,787	29,854	24,745

	135,568	223,671	144,430	135,520
Less: Provision for impairment	-	-	-	(84,000)

	135,568	223,671	144,430	51,520

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

15.	Prepayments, deposits and other receivables (continued)

An aging analysis of the prepayment, deposits and other receivables, net of provision for impairment of prepayments is as follows:

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Neither past due nor impaired	110,997	183,106	65,343	41,893
Past due but not impaired:	24,571	40,565	79,087	9,627
Less than 1 year past due	23,783	18,740	44,327	2,213
Over 1 year past due	788	21,825	34,760	7,414

	135,568	223,671	144,430	51,520

16.	Cash and cash equivalents

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Cash and cash equivalents	78,715	136,965	59,718	78,914

Cash and bank balances denominated in:

- RMB	78,715	136,965	59,718	78,914

	78,715	136,965	59,718	78,914

17.	Paid-in capital

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Huadian Power International Corporation Limited	1,332,655	1,332,655	1,332,655	1,332,655
Chalco Ningxia Energy Group Co., Ltd.	405,476	645,476	717,584	717,584

	1,738,131	1,978,131	2,050,239	2,050,239

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

18.	Interest-bearing loans and other borrowings

				As at December 31,

	Effective interest		As at January 1, 2013	2013	2014	2015
	Rate (%)	Maturity	(Unaudited)	(Unaudited)	(Unaudited)

Current

Unsecured	3.915%-6.55%		420,000	220,000	-	354,630

Non-current

Long term interest-bearing bank and other borrowings:

Secured (i)	4.15%-6.22%	2014-2025	3,126,000	3,126,000	2,100,000	2,069,000
Unsecured	4.35%-6.55%	2014-2025	4,787,200	3,788,600	3,978,070	3,607,965

			7,913,200	6,914,600	6,078,070	5,676,965

Less: long term interest- bearing bank and other borrowings - due within one year			426,800	358,000	569,645	637,800

Long term interest-bearing bank and other borrowings:			7,486,400	6,556,600	5,508,425	5,039,165

Interest-bearing bank and other borrowings denominated in:
- RMB			8,333,200	7,134,600	6,078,070	6,031,595

The maturity profile of the interest-bearing bank and other borrowings is as follows:

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Analyzed into:
Loans and other borrowings repayable:
Within one year	846,800	578,000	569,645	992,430
In the second year	545,800	332,800	637,800	726,340
In the third year	570,800	397,800	557,800	725,800
In the fourth year	680,300	392,800	725,800	739,800
In the fifth year	690,300	590,800	739,800	1,593,800
Beyond five years	4,999,200	4,842,400	2,847,225	1,253,425

	8,333,200	7,134,600	6,078,070	6,031,595

Notes:

(i)

One of the Company's loans of approximately RMB469 million was secured by the mortgage over electricity tariff and the other loan of RMB1,600 million was secured and guaranteed by China Huadian Corporation at December 31, 2015.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

19.	Deferred government grants

The movements of deferred government grants during the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year ended December 31,

	2013	2014	2015
	(Unaudited)	(Unaudited)

At beginning of the year	5,034	4,508	4,243
Additions	-	-	-
Recognized as income during the year	526	265	265

At end of the year	4,508	4,243	3,978

Portion classified as current liabilities	265	265	265

Non-current portion	4,243	3,978	3,713

Government grants are received by the Company as subsidies for interest expenses incurred on bank loans used to finance the Company's fixed asset construction.

20.	Other payables and accruals

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Guarantee money received	7,448	6,625	23,719	22,192
Interest payable	41,764	38,798	37,251	33,897
Price adjustment fund	68,325	191,758	244,811	307,017
Payrolls payable	4,394	7,065	7,427	4,634
Maintenance fee	-	-	4,732	10,367
Dividend payable	-	-	1,106,706	-
Consultancy fee	-	-	31,321	-
Other tax payable	11,146	1,394	5,487	7,223
Advances from customers	-	1,508	6,640	1,263
Others	21,495	21,237	16,149	14,193

	154,572	268,385	1,484,243	400,786

21.	Commitments

Capital commitments

At December 31, 2015, the Company had contracted but not provided commitments of RMB75 million (2014 (unaudited): RMB63 million; 2013 (unaudited): RMB54 million) relating to the purchase of property and equipment.

22.	Contingent liabilities

At December 31, 2013, 2014, and 2015, the Company did not have any significant contingent liabilities.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

23.	Related party transactions

The Company had material transactions with following related parties during years ended December 31, 2013, 2014 and 2015:

Name of related parties	Nature of relationship
China Huadian Corporation	Ultimate parent company
Huadian Power International Corporation Limited	Parent company
Ningxia Huadian New Energy Power Generation Co., Ltd.	Fellow subsidiary
Huadian Fengyuan (Beijing) Trading Co., Ltd.	Fellow subsidiary
Huadian Fengyuan (Beijing) Trading Co., Ltd. Inner Mongolia branch	Fellow subsidiary
Huadian Fengyuan (Beijing) Trading Co., Ltd. Ningxia branch	Fellow subsidiary
Huadian International Materials Co. Ltd. Yinchuan branch	Fellow subsidiary
Huadian International Materials Co. Ltd.	Fellow subsidiary
Huadian International Materials Co., Ltd. Inner Mongolia branch	Fellow subsidiary
Ningxia Yinling Coal Transportation Ltd.	Fellow subsidiary
Inner Mongolia Haoyuan Coal Co., Ltd.	Fellow subsidiary
Hebei Fengyuan Industrial Co., Ltd.	Fellow subsidiary
Chinese China EPRI Engineering Group Co., Ltd.	Fellow subsidiary
Huadian Electric Power Research Institute	Fellow subsidiary
Guodian Nanjing Automation Co., Ltd.	Fellow subsidiary
Huadian International Shandong Information Management Co., Ltd.	Fellow subsidiary
Huadian International Technical Service Center	Fellow subsidiary
Huadian Power International Corp Shiliquan Power Station	Fellow subsidiary
Huadian Inner Mongolia Kailu Wind Power Co., Ltd.	Fellow subsidiary
China Huadian Finance Co., Ltd.	Fellow subsidiary
Shenyang Huadian Power Engineering Co., Ltd.	Fellow subsidiary
Shandong Huadian Energy Saving Technology Co., Ltd.	Fellow subsidiary

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

23.	Related party transactions (continued)

The Company had the following material transactions with related parties during the years ended December 31, 2013, 2014 and 2015:

(i)	Sales and Purchase goods/services

	Year ended December 31,

	2013	2014	2015
	(Unaudited)	(Unaudited)

Sale of electricity to:

Ningxia Huadian New Energy Power Generation Co., Ltd.	-	-	3,449

	-	-	3,449

Purchase of goods from:

Huadian Fengyuan (Beijing) Trading Co., Ltd.	-	19,686	-
Huadian Fengyuan (Beijing) Trading Co., Ltd. Ningxia branch	-	2,181,055	1,717,435
Huadian International Materials Co., Ltd. Inner Mongolia branch	-	-	14,010
Huadian International Materials Co., Ltd. Yinchuan branch	203,383	293,320	207,728
Huadian International Materials Co., Ltd.	3,639	8,000	-
Ningxia Yinling Coal Transportation Ltd.	172,860	218,558	-
Inner Mongolia Haoyuan Coal Co., Ltd.	31,819	-	-
Hebei Fengyuan Industrial Co., Ltd.	-	34,928	-

	411,701	2,755,547	1,939,173

Services provided by:

Chinese China EPRI Engineering Group Co., Ltd.	102,581	32,826	127,892
Huadian Power International Corp	-	-	31,321
Huadian Electric Power Research Institute	-	-	6,002
Guodian Nanjing Automation Co., Ltd.	-	45	-
Huadian International Shandong Information Management Co., Ltd.	-	600	-
Huadian International Technical Service Center	-	580	-
Huadian Power International Corp Shiliquan Power Station	-	31	-

	102,581	34,082	165,215

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

23.	Related party transactions (continued)

(ii)	Amount due to related companies

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Huadian International Materials Co., Ltd.	3,668	289,581	239,850	236,084
Huadian Fengyuan (Beijing) Trading Co., Ltd	-	-	120,588	94,818
Chinese China EPRI Engineering Group Co., Ltd.	-	76,889	34,086	70,232
Huadian International Materials Co., Ltd. Yinchuan branch	24,250	52,290	49,413	63,901
Huadian Electric Power Research Institute	-	1,115	1,585	3,868
Huadian Power International Corp	390	-	31,321	-
Guodian Nanjing Automation Co., Ltd.	-	32	235	235
Huadian Power International Corp Shiliquan Power Station	2,593	706	675	-
Ningxia Yinling Coal Transportation Ltd.	-	17,143	-	-
Shandong Huadian Energy Saving Technology Co., Ltd.	-	-	780	-
Shenyang Huadian Power Engineering Co., Ltd.	-	-	232	-
Huadian International Shandong Information Management Co., Ltd.	1,730	-	-	-

	32,631	437,756	478,765	469,138

(iii)	Amount due from related companies

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Ningxia Huadian New Energy Power Generation Co., Ltd.	-	-	-	2,000
Inner Mongolia Haoyuan Coal Co., Ltd.	32,387	75,387	84,000	84,000

	32,387	75,387	84,000	86,000

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

23.	Related party transactions (continued)

(iv)	Entrusted loan receivable

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Huadian Inner Mongolia Kailu Wind Power Co., Ltd. (note)	80,166	80,182	80,182	80,182

	80,166	80,182	80,182	80,182

Note:

The Company provided an entrusted loan to Huadian Inner Mongolia Kailu Wind Power Co., through Commercial Bank of China Ningdong branch. The loan principal was RMB80 million with interest rate of 6.8% per annum, and maturity date of June 20, 2016 and it has been repaid in 2016.

(v)	Cash and cash equivalents

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

China Huadian Finance Co., Ltd.	78,347	136,935	59,170	78,379

	78,347	136,935	59,170	78,379

(vi)	Borrowing and loans

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

China Huadian Finance Co., Ltd.	319,000	265,000	255,000	485,000
China Huadian Corporation	100,000	100,000	100,000	100,000

	419,000	365,000	355,000	585,000

(vii)	Guarantees: as a secured party

China Huadian Corporation provided guarantees to a bank as security for the Company's long term interest-bearing loans and other borrowings amounting to RMB1,600 million as at January 1, 2013, December 31, 2013, 2014 and 2015.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

24.	Financial Instruments by category

The carrying amounts of each of the categories of financial instruments as at December 31, 2013, 2014 and 2015 are as follows:

		December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Financial assets

Category	Loans and receivables	Loans and receivables	Loans and receivables	Loans and receivables
Trade and bills receivables	780,359	888,693	1,068,797	917,936
Financial assets included in prepayments, deposits and other receivables	7,909	5,581	11,749	20,414
Entrusted loan receivable	80,166	80,182	80,182	80,182
Cash and cash equivalents	78,715	136,965	59,718	78,914

	947,149	1,111,421	1,220,446	1,097,446

		Year ended December 31,

	As at January 1, 2013	2013	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)

Financial liabilities

Category	Loans and borrowings	Loans and borrowings	Loans and borrowings	Loans and borrowings
Account payables	1,027,970	1,066,465	925,049	979,950
Financial liabilities included in other payables and accruals	139,032	258,418	1,464,690	387,666
Interest-bearing loans and other borrowings - current	420,000	220,000	-	354,630
Long-term Interest-bearing loans and other borrowings - due within one year	426,800	358,000	569,645	637,800
Long-term Interest-bearing loans and other borrowings	7,486,400	6,556,600	5,508,425	5,039,165

	9,500,202	8,459,483	8,467,809	7,399,211

25.	Fair Value and Fair Value Hierarchy of Financial Instruments

Management has assessed that the fair values of cash and cash equivalents, trade and bills receivables, financial assets included in prepayments, deposits and other receivables, entrusted loan receivable, account payables, financial liabilities included in other payables and accruals and short term interest-bearing loans and other borrowings approximate to their carrying amounts largely due to the short term maturities of these instruments. Most of the long term interest-bearing loans and other borrowings are with floating interest rate and their fair values approximate to their carrying amounts.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

26.	Financial risk management objectives and policies

The Company's principal financial liabilities comprise account and other payables. The main purpose of these financial liabilities is to finance the Company's operations. The Company's principal financial assets include trade and other receivables, and cash and cash equivalents.

The main risks arising from the Company's financial liabilities and financial assets are interest rate risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below.

Interest rate risk

The Company's exposure to the risk of changes in market interest rates primarily related to the Company's long term debt obligations with floating interest rates.

The Company regularly reviews and monitors the mix of fixed and floating interest rate borrowings in order to manage its interest rate risk. The Company's interest-bearing bank borrowings, entrusted loan receivable and cash and cash equivalents are stated at amortized cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to profit or loss as earned/incurred.

If there would be a general increase/decrease in the market interest rates by one percentage point, with all other variables held constant, the Company's pre-tax profit would have decreased/increased by approximately RMB64 million, RMB55 million and RMB49 million for the years ended December 31, 2013, 2014 and 2015, respectively, and there would have been no impact on other components of the equity, except for retained profits, of the Company. The sensitivity analysis above has been determined assuming that the change in market interest rates had occurred at the end of 2013, 2014 and 2015 and had applied the exposure to interest rate risk to those financial instruments in existence at those dates. The estimated one percentage point increase or decrease represents management's assessment of a reasonably possible change in market interest rates over the period until the next annual year end.

Credit risk

The Company trades only with recognized and creditworthy third parties. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Company's exposure to bad debts is not significant.

The credit risk of the Company's other financial assets, which mainly comprise cash and cash equivalents and restricted cash, arises from the default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Company manages this credit risk by only dealing with reputable financial institutions.

Since the Company trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are analysed by customer/counterparty, by geographical region and by industry sector.

No other financial assets carry a significant exposure to credit risk.

Liquidity risk

The Company's objective is to maintain a balance between continuity of funding and flexibility through purchase contracts.

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

26.	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

The maturity profile of the Company's financial liabilities as at the end of the reporting period, based on the contracted undiscounted payments, is as follows:

	December 31, 2015

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

Short-term interest-bearing loans and borrowings	354,630	-	-	-	354,630
Long-term interest-bearing loans and borrowings - due within one year	637,800	-	-	-	637,800
Long-term interest-bearing loans and borrowings	-	791,217	3,705,475	1,754,350	6,251,042
Account payables	979,950	-	-	-	979,950
Financial liabilities included in other payables and accruals	387,666	-	-	-	387,666

	2,360,046	791,217	3,705,475	1,754,350	8,611,088

	December 31, 2014(unaudited)

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

Long-term interest-bearing loans and borrowings - due within one year	569,645	-	-	-	569,645
Long-term interest-bearing loans and borrowings	-	710,477	2,490,156	3,640,399	6,841,032
Account payables	925,049	-	-	-	925,049
Financial liabilities included in other payables and accruals	1,464,690	-	-	-	1,464,690

	2,959,384	710,477	2,490,156	3,640,399	9,800,416

	December 31, 2013(unaudited)

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

Short-term interest-bearing loans and borrowings	220,000	-	-	-	220,000
Long-term interest-bearing loans and borrowings - due within one year	358,000	-	-	-	358,000
Long-term interest-bearing loans and borrowings	-	372,750	1,719,017	6,244,045	8,335,812
Account payables	1,066,465	-	-	-	1,066,465
Financial liabilities included in other payables and accruals	258,418	-	-	-	258,418

	1,902,883	372,750	1,719,017	6,244,045	10,238,695

	January1, 2013(unaudited)

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

Short-term interest-bearing loans and borrowings	420,000	-	-	-	420,000
Long-term interest-bearing loans and borrowings - due within one year	426,800	-	-	-	426,800
Long-term interest-bearing loans and borrowings	-	606,056	2,376,658	6,378,979	9,361,693
Account payables	1,027,970	-	-	-	1,027,970
Financial liabilities included in other payables and accruals	139,032	-	-	-	139,032

	2,013,802	606,056	2,376,658	6,378,979	11,375,495

Huadian Ningxia Lingwu Power Generation Company Limited Notes to the financial statements (All amounts expressed in thousands of Renminbi unless otherwise stated)

27.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9	Financial Instruments[4]
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint venture[2]
IFRS 11 Amendments	Accounting for Acquisition of Interests in Joint Operations[2]
IFRS 14	Regulatory Deferral Accounts[1]
IFRS15 and Clarifications to IFRS 15	Revenue from Contracts with Customers[4]
IFRS 16	Leases[2]
IAS 16 and IAS 38	Clarifications of Acceptable Methods of
Amendments	Depreciation and Amortisation[2]
IAS 16 and IAS 41	Agriculture Bearer Plants[2]
Amendments
IAS 27 (2011) Amendments	Equity Method in Separate Financial Statements[2]
IAS 1 Amendments	Disclosure Initiative[2]
IFRS 10, IFRS 12 and IAS 28 (2011) Amendments	Investment Entities: Applying the consolidation Exception[2]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs[2]

[1]	Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after January 1, 2016 and therefore is not applicable to the Company
[2]	Effective for annual periods beginning on or after January 1, 2016
[3]	Effective for annual periods beginning on or after January 1, 2017
[4]	Effective for annual periods beginning on or after January 1, 2018

The Company is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, the Company considers that these new and revised IFRSs may result in changes in accounting policies and are unlikely to have a significant impact on the Company's results of operations and financial position.

28.	Events after the reporting period

As of the approval date of these financial statements, there was no subsequent event after December 31, 2015 that needs to be disclosed.

29.	Approval of the financial statements

The financial statements were approved and authorized for issue by the Company's management on June 30, 2016.

