Form 20-F
period 2016-12-31
ALUMINUM CORP OF CHINA LTD
filed 2017-04-18
CIK 1161611

As filed with Securities and Exchange Commission on April 18, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2016:

Domestic Shares, par value RMB1.00 per share	10,959,832,268
H Shares, par value RMB1.00 per share	3,943,965,968

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
Note: checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one.)
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☒
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS
Certain information contained in this annual report, which does not relate to historical financial information, may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:
●	future general economic conditions;

●	future conditions in the international and China capital markets;

●	future conditions in the financial and credit markets;

●	future prices and demand for our products;

●	future PRC tariff levels for alumina and primary aluminum;

●	sales of our products;

●	the extent and nature of, and potential for, future development;

●	production, consumption and demand forecasts of bauxite, coal, alumina and primary aluminum;

●	expansion, consolidation or other trends in the primary aluminum industry;

●	the effectiveness of our cost-saving measures;

●	future expansion, investment and acquisition plans and capital expenditures;

●	competition;

●	changes in legislation, regulations and policies;

●	estimates of proven and probable bauxite reserves;

●	our research and development plans; and

●	our dividend policy.

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
"Chalco Hong Kong" refers to Chalco HongKong Limited, our wholly-owned subsidiary established under Hong Kong Law;
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
"Chalco Xing County Alumina Project" refers to the Bayer process production system and ancillary facilities at Xing County, Lv Liang City of Shanxi Province with production capacity of 800,000 tonnes of metallurgical grade alumina per year;"
"Chalco Zhongzhou" refers to Chalco Zhongzhou Aluminum Co., Ltd., 100% of the equity interest of which is owned by us;
"China" and the "PRC" refers to the People's Republic of China, excluding, for purposes of this annual report, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;
"Chinalco" and "Chinalco Group" refer to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;
"Chinalco Finance" refers to Chinalco Finance Co., Ltd.;
"Chinalco Shanghai" refers to Chinalco Shanghai Company Limited, 60% of the equity interest of which is owned by us;
"CSRC" refers to China Securities Regulatory Commission;
"Dongdong Coal" refers to Shaanxi Chengcheng Dongdong Coal Co., Ltd., 45% of the equity interest of which is owned by us;
"Energy-Saving and Emission Reduction Goals" refers to the energy-saving and emission reduction goals set out in China's 13th Five-Year Plan for National Economic and Social Development laid out in 2016, by which China expects to cut its per unit GDP energy consumption by 15% compared with the 2015 level by the end of 2020;
"Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended;
"Euros" or "EUR" refers to the lawful currency of the Eurozone;
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
"Guangxi Investment" refers to Guangxi Investment (Group) Co., Ltd., formerly known as Guangxi Development and Investment Co., Ltd., a PRC state-owned enterprise;
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
"Jiaozuo Wanfang" refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd.;
"Ka" refers to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equaling 1,000 amperes;
"kWh" refers to kilowatt-hours, a unit of electrical power, meaning one kilowatt of power for one hour;
"Lanzhou Aluminum" refers to Lanzhou Aluminum Co., Ltd., a wholly-owned subsidiary of us from April 2007 until July 2007 when it was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum;
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
"Nanchu Price" refers to the independent reference price for aluminum published on ENanchu (http://www.enanchu.com/), an nonferrous metal-related portal site in PRC;
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
"Shandong Aluminum" refers to Shandong Aluminum Industry Co., Limited, a wholly-owned subsidiary of Chinalco;
"Shandong Huayu" refers to Shandong Huayu Alloy Material Co., Ltd, , 55% of the equity interest of which is owned by us;
"Shanxi Jiexiu" refers to Shanxi Jiexiu Xinyugou Coal Industry Co., Ltd., 34% of the equity interest of which is owned by us;
"Shanxi Huasheng" refers to Shanxi Huasheng Aluminum Company Limited, 51% of the equity interest of which is owned by us;
"Shanxi Huaxing" refers to Shanxi Huaxing Aluminum Co., Ltd., formerly a wholly-owned subsidiary of our Group. We disposed of 50% of the equity interest in Shanxi Huaxing in 2015, and as a result Shanxi Huaxing has become our joint venture in accordance with relevant accounting standards;
"Shanxi Huaze" refers to Shanxi Huaze Aluminum and Power Co., Limited, 60% of the equity interest of which is owned by us;
"Shanxi Other Mines" refers to the seven mines to which we entrusted another party to conduct mining activities, including Shangtan mine, Jindui mine, Shicao mine, Nanpo mine, Xishan mine, Niucaogou mine and Sunjiata mine in Shanxi Province and that became the mining areas of our new own mine in 2010;
"SHFE" refers to the Shanghai Futures Exchange;
"Simandou Project" refers to the project to develop and operate the Simandou iron ore mine located in Guinea in West Africa as further described in the Simandou joint development agreement dated July 29, 2010, entered into among Rio Tinto, Rio Tinto Iron Ore Atlantic Limited and us for the purpose of development of the Simandou Project;
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
"Xinghua Technology" refers to Chinalco Shanxi Jiaokou Xinghua Technology, 66% of the equity interest of which is owned by us;
"Xinan Aluminum" refers to Xinan Aluminum (Group) Company Limited;
"Yangtze" refers to the Shanghai Changjiang Nonferrous Metals Spot Market;
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
Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.9430 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical exchange rates between the Renminbi and the U.S. dollar.
Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A	SELECTED FINANCIAL DATA

Historical Financial Information
Our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in this annual report. Ernst & Young, our independent registered public accounting firm, has issued an unqualified auditor's report on our consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended December 31, 2014. Ernst & Young Hua Ming LLP, which has been appointed as our independent registered public accounting firm for the year 2015 and 2016, has issued unqualified auditor's reports on our consolidated statements of financial position as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2015 and 2016, respectively. Details of the change in our certifying accountant is disclosed in ITEM 16F.
The following tables present selected comprehensive income data and cash flows data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and selected statements of financial position data as of December 31, 2012, 2013, 2014, 2015 and 2016 that were prepared under IFRSs. We disposed of substantially all of our aluminum fabrication operations to Chinalco in June 2013. As a result, the operating results of our aluminum fabrication segment were presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013. As such, the comparative figures for our consolidated statements of comprehensive income for the year ended December 31, 2012 is revised to reflect the reclassification between continuing operations and discontinued operations accordingly. The selected financial information for the years ended and as of December 2014, 2015 and 2016 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this annual report. As the business combination under common control incurred in the years ended December 31, 2015 and 2016, the comparative figures for our consolidated statements of comprehensive income for the years ended December 31, 2012, 2013, 2014 and 2015 are revised to reflect the business combination under common control.
	Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME DATA

Revenue	143,781,638	169,765,245	142,059,691	123,475,434	144,065,518	20,749,751
Continuing Operations Cost of sales	(143,752,327)	(167,014,322)	(141,438,233)	(120,982,778)	(133,508,536)	(19,229,229)

Gross profit	29,311	2,750,923	621,458	2,492,656	10,556,982	1,520,522
Selling and distribution expenses	(1,846,981)	(1,875,206)	(1,766,666)	(1,784,114)	(2,065,453)	(297,487)
General and administrative expenses	(2,762,654)	(2,958,199)	(4,843,400)	(2,346,565)	(3,348,345)	(482,262)
Research and development expenses	(184,683)	(193,620)	(293,766)	(168,870)	(168,862)	(24,321)
Impairment loss on property, plant and equipment	(19,903)	(501,159)	(5,679,521)	(10,011)	(57,080)	(8,221)
Other income	734,852	805,882	823,986	1,771,027	745,206	107,331
Other (losses)/gains, net	(16,989)	7,399,252	356,929	5,023,600	166,633	24,000

Operating (losses)/profit from continuing operations	(4,067,047)	5,427,873	(10,780,980)	4,977,723	5,829,081	839,562
Finance costs, net	(4,079,152)	(5,251,206)	(5,686,243)	(5,148,626)	(4,189,037)	(603,347)

Operating (loss)/profit from continuing operations less finance costs	(8,146,199)	176,667	(16,467,223)	(170,903)	1,640,044	236,215
Share of profits of joint ventures	37,040	148,749	89,510	23,238	(95,508)	(13,756)
Share of profits of associates	256,081	511,869	350,575	284,531	115,091	16,577

(Loss)/profit before income tax from continuing operations	(7,853,078)	837,285	(16,027,138)	136,866	1,659,627	239,036
Income tax benefit/(expense) from continuing operations	371,092	(339,551)	(1,074,910)	230,147	(404,172)	(58,213)

(Loss)/profit for the year from continuing operations	(7,481,986)	497,734	(17,102,048)	367,013	1,255,455	180,823
(Loss)/profit per share from continuing operations	(0.52)	0.05	(1.20)	0.01	0.02	0.004
Discontinued operation (loss)/profit for the year from discontinued operation	(1,187,299)	207,144	-	-	-	-

(loss)/profit for the year	(8,669,285)	704,878	(17,102,048)	367,013	1,255,455	180,823

(Loss)/profit attributable to:
Owners of the parent	(8,259,456)	929,290	(16,269,477)	148,622	402,494	57,971
Non-controlling interests	(409,829)	(224,412)	(832,571)	218,391	852,961	122,852

Dividends	-	-	-	-	-	-

Basic and diluted (loss) /earnings per share	(0.61)	0.07	(1.20)	0.01	0.02	0.004
(Loss)/earnings per ADS	(15.27)	1.72	(30.07)	0.25	0.49	0.10
Dividends (expressed in RMB and US$ per share and per ADS)
Final dividends per share	-	-	-	-	-	-
Final dividends per ADS	-	-	-	-	-	-
Proposed dividends per share	-	-	-	-	-	-
Proposed dividends per ADS	-	-	-	-	-	-

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Total current assets	49,467,490	63,444,766	63,675,743	64,462,404	66,426,230	9,567,367

Total non-current assets	127,511,239	137,910,815	131,146,233	127,596,000	123,650,716	17,809,408

Total assets	176,978,729	201,355,581	194,821,976	192,058,404	190,076,946	27,376,775

Total current liabilities	84,170,180	96,999,986	104,693,353	81,807,290	82,944,664	11,946,516

Total non-current liabilities	38,160,621	49,067,354	48,822,563	58,357,588	51,544,793	7,423,995

Total liabilities	122,330,801	146,067,340	153,515,916	140,164,878	134,489,457	19,370,511

Net assets	54,647,928	55,288,241	41,306,060	51,893,526	55,587,489	8,006,264

Long-term interest bearing loans and borrowings (excluding current portion)	36,635,652	46,294,828	44,774,211	54,000,874	47,322,748	6,815,893

Capital stock	13,524,488	13,524,488	13,524,488	14,903,798	14,903,798	2,146,593

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
OTHER FINANCIAL DATA
Net cash flows generated from operating activities	1,122,352	8,281,407	13,782,322	7,297,055	11,518,674	1,659,034
Net cash flows (used in)/generated from investing activities	(23,279,963)	(8,529,119)	(5,139,667)	2,393,107	(4,997,193)	(719,745)
Net cash flows generated from/(used in) financing activities	20,695,222	2,557,047	(3,813,351)	(5,425,640)	(3,661,181)	(527,320)

Net (decrease)/increase in cash and cash equivalents	(1,462,389)	2,309,335	4,829,304	4,264,522	2,860,300	411,969

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Chinese Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve H.10 Statistical Release. On April 7, 2017, the exchange rate for Renminbi was US$1.00 = RMB6.8978.

Period	Period End	Average	(1)	High	Low
		(RMB per US$1.00)
2012	6.2301	6.3093		6.3449	6.2221
2013	6.0537	6.1412		6.2438	6.0537
2014	6.2046	6.1704		6.2591	6.0402
2015	6.4778	6.2869		6.4896	6.3180
2016
September	6.6685	6.6702		6.6790	6.6630
October	6.7735	6.7509		6.7819	6.6685
November	6.8837	6.8402		6.9195	6.7606
December	6.9430	6.9198		6.9559	6.8775
2017
January	6.8768	6.8708		6.9575	6.8360
February	6.8665	6.8694		6.8821	6.8517
March	6.8940	6.8940		6.9132	6.8787
April (through April 7, 2017)	6.8978	6.8903		6.8978	6.8832

(1)	Annual average is calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.
B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable
D.	RISK FACTORS
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
Demand for our products depends on the general economy and level of activity and growth in the industries where we operate or serve. Development of the relevant industries is subject to various factors, including but not limited to market fluctuations of prices of commodities, general political or economic conditions, technology development, government investment plans and regulations, fluctuation in global production capacity and global and regional weather conditions, many of which are beyond our control. Unfavorable and volatile financial or economic conditions, such as those caused by the global financial and economic crisis since 2008, including the sovereign-debt crisis in the European Union from 2011 to 2012 and the continued weakness and uncertainty regarding the durability of the emerging economic recovery, had adversely affected the global economy and resulted in a significant decrease in our sales volumes.

If a global recession recurs, demand for our products may continue to decline. In addition, results of the U.S. presidential election in 2016, which may lead to changes in existing trade policies and agreements of the United States as well as perceived changes in the U.S. social, political, regulatory and economic conditions and withdrawal of the United Kingdom from the European Union, which may involve lengthy negotiations and the uncertainty towards the European economy, financial and banking market, could potentially bring uncertainties to the development of global economy and thus increase volatility in the markets, including the prices of non-ferrous metals. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, unemployment, consumer confidence, declining asset values, capital market volatility and liquidity issues have created difficult operating conditions for us in the past and may continue to do so in the future. Furthermore, the PRC Government has, from time to time, adjusted its monetary, fiscal and other policies and measures to manage the rate of growth of the economy or the overheating and overcapacity in certain industries or markets. As a result, the general economy in the PRC or the world or any particular industry in which we operate or which we serve may grow at a lower-than-expected rate or even experience a downturn. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

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
We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. For example, in 2014, the Australian FOB spot price for alumina and the international cash price of primary aluminum on the LME reached a high of US$357 per tonne and a low of US$307 per tonne and a high of US$2,089 per tonne and a low of US$1,634 per tonne, respectively. However, due to the general slowdown of the global economy and overcapacity of global aluminum industry beginning in 2015, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME declined in 2015 to a high of US$354.5 per tonne and a low of US$200 per tonne and a high of US$1,959.1 per tonne and a low of US$1,423.5 per tonne, respectively, and further declined in 2016 to US$350.5 per tonne and a low of US$197.0 per tonne and a high of US$1,778 per tonne and a low of US$1,449 per tonne, respectively. As a result, the average external selling prices for our self-produced alumina and primary aluminum were RMB2,016 per tonne and RMB12,208 per tonne respectively in 2016, which decreased by approximately 15% and increased by 1%, respectively, as compared to the prices in 2015. Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in alumina or primary aluminum prices. There is no assurance that there will be no further falls in prices of our key products, including alumina and primary aluminum, which may materially and adversely affect our business, financial condition and results of operations.
In addition, since our profit margin for trading non-ferrous metal products and coal products is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. If market price fluctuations on the market do not match our prediction, we may incur substantial losses. In addition, as we generate profit from the differences between the purchase and sales prices of the non-ferrous metal products and the coal products we deal in, significant fluctuations in these prices may cause the value of the outsourced products in transit or in inventory to decline, and if the carrying value of our existing inventories exceeds the market price in the future periods, we may need to make additional provisions for our inventories' value. As a result, any significant fluctuation in international market prices for these commodities could materially and adversely affect our business, financial condition and results of operations.

Our business requires substantial capital investments that we may be unable to fulfill.
Our plans to upgrade and expand our production capacity will require substantial capital expenditures. See "Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion." We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. We expect to incur total capital expenditures of approximately RMB15 billion in 2017. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.
We incurred losses in the past and may not achieve sustained profitability in the future.
Although we were profitable in 2015 and 2016, we incurred a net loss of approximately RMB17.0 billion in 2014. We may incur losses in the future and we cannot assure you that we will remain profitable in the future.
In addition, we expect that we will continue to rely on, in addition to our cash flows generated from operating activities, bank and other loans as well as proceeds from bond offerings, to fund our business operations and expansions. Our borrowing costs and access to the debt capital markets, and thus our liquidity, depend significantly on our public credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place us on "credit watch", which would have negative implications. A history of net losses may result in a deterioration of our credit ratings, which could increase our borrowing costs and limit our access to the capital markets, which in turn, could reduce our earnings and adversely affect our liquidity.
Our historical results may not be indicative of our future prospects.
In the past few years, we have entered into a new business segment and streamlined our existing business to focus on the productions of alumina and primary aluminum. For instance, in 2013, we acquired an aggregate of 70.82% of the equity interest in Ningxia Energy, an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. After the acquisition of Ningxia Energy, we established an energy segment in January 2013 to include (i) operations of Ningxia Energy and (ii) our other energy related operations that were formerly included in our corporate and other operating segment. In November 2015, we acquired relevant assets and liabilities of High-Purity Aluminum and Light Metal of Baotou Aluminum Group. Baotou Aluminum Group is a subsidiary of Chinalco. In addition, in line with our development strategy to focus on the development of our core business in alumina and primary aluminum production, where we have an established leading market positions, and to reduce future capital expenditures on iron ore development, improve asset-to-debt ratio and generate expected cash flows, we disposed of our 65% equity interest in Chalco Iron Ore to a wholly-owned subsidiary of Chinalco on December 26, 2013. In December 2015, we transferred a 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary of our Company, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. Pursuant to a resolution passed at the 2015 second general meeting of the Company held on 29 December 2015, the proceeds raised from the disposal of the equity interests in Shanxi Huaxing would be used for permanent replenishment of liquidity required for the operation of the Company. For details of the disposal of Chalco Iron Ore and Shanxi Huaxing, please see "Item 4. Information on the Company - A. History and Development of the Company."
There is no assurance that we will enter into a new business segment or continue to streamline our existing business as we have done so in the past.  As a result, our historical results may not be indicative of our future prospects and result of operations.

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.
We have invested in business expansion in line with our development strategy through organic growth, acquisitions and joint ventures. In addition, we may, from time to time and when we deem appropriate, expand into new industries which we believe have synergies with our existing operations. For example, we have successfully enhanced our energy-related operations through the acquisition of Ningxia Energy in 2013 and participation in joint ventures and strategic investments in coal mining since 2010.
Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:
•
comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and mining facilities as required under the relevant PRC laws;

•	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

•	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

•	achieve sufficient utilization of new production facilities to recover costs;

•	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

•	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

•	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

•	divert significant management attention and resources from our other businesses; and

•	strengthen our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.
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
Furthermore, there is no assurance that we will be able to identify attractive acquisition targets, negotiate acquisitions on favorable terms, obtain necessary governmental approvals on investments, if applicable, accurately estimate the mineral resources and reserves of these acquisition targets or obtain the necessary funding to complete such acquisitions on commercially acceptable terms or at all. Acquisitions may result in the incurrence and inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the acquired businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operations. In particular, if any of the acquired businesses fail to perform as we expect, we may be required to recognize a significant impairment charge, which may materially and adversely affect our business, financial condition and results of operations. As a result, there can be no assurance that we will be able to achieve the strategic purpose of any acquisition, the desired level of operational integration or our investment return target.

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
We have non-controlling interests in a number of joint ventures. Although we have not been materially constrained by the nature of our ownership interests, no assurance can be given that our joint venture partners will not exercise their power of veto or their controlling influence in any of our joint ventures in a way that will hinder our corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these joint ventures. In addition, whether or not we hold majority interests or maintain operational control in such joint ventures, such arrangements necessarily involve special risks and our joint venture partners may:
•	have economic or business interests or goals that are inconsistent with or opposed to ours;

•	exercise veto rights so as to block actions that we believe to be in our or the joint venture's best interests;

•	take action contrary to our policies or objectives with respect to the investments; or

•
as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture, other agreements, such as contributing capital to expansion or maintenance projects.

In addition, our joint ventures which operate coal mines were facing increasing risks in recent years. Due to more stringent regulations on environmental protection, imbalances between supply and demand in the coal market and level of inventory, coal prices declined in 2015. In the first half of 2016, the coal prices continued their downward trend and reached their lowest point in August 2016. Although coal prices rebounded since August 2016 as a result of the PRC government's policy of cutting excessive coal production capacity as well as decrease in hydroelectricity and increase in transportation costs, we cannot assure you the coal price will continue to increase or maintain at the current price level in the future. If coal prices decrease in the future, the business, financial condition and results of operations of these joint ventures which operates coal mines may be adversely affected.
Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins.
During the past few years, we expanded the production capacity by completing our construction, upgrading or remoulding of some of our alumina and primary aluminum production facilities. We expect our production capacity expansion in recent years to increase our costs of sales, in particular, depreciation and amortization costs. If we are able to maintain satisfactory facility utilization rates and increase our production output, this increase in our production capacity would enable us to reduce our unit costs through economies of scale, as fixed costs will be spread over a higher volume of output units. Conversely, underutilization of our existing and newly acquired or constructed production facilities may increase our marginal production costs and prevent us from realizing the intended economic benefits of our expansion. In addition, due to weak market conditions in recent years, we have implemented flexible production arrangements for certain alumina and primary aluminum production facilities since 2013. In addition, we abandoned certain primary aluminum and alumina production facilities with an aggregate annual designed production capacity of 157,500 and 30,000 tonnes, respectively, in 2014. We also increased our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases has reduced our utilization of certain production facilities, but has not resulted in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment. Given our high proportion of fixed costs, failure to maintain historical utilization rates may adversely affect our gross and operating margins.

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
If business conditions deteriorate, long lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. We recorded impairment loss on property, plant and equipment during the three years ended December 31, 2014, 2015 and 2016. In 2014, we recorded a impairment loss for land use rights of RMB141 million for our Chongqing branch, impairment loss of property, plant and equipment of RMB5,680 million, impairment loss of mining rights of RMB35 million and impairment loss of computer software and other intangible assets of RMB73 million. In 2015 and 2016, we recorded impairment loss of property, plant and equipment of RMB10 million and RMB57.1 million, respectively. We cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but are not limited to, a sustained decline in our stock price, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base or a material adverse change in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.
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
Our operations consume substantial amounts of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from a combination of internal and external sources, our results of operations may be materially and adversely affected by the following:
•	significant increases in electricity costs; or

•	curtailment of the operation of one or more refineries or smelters due to our inability to extend energy supply contracts upon their expiration.

Cost of electricity is the principal production cost in our primary aluminum operations. Although our average electricity cost per kilowatt-hour, or kWh, of our primary aluminum smelters decreased by approximately 16% from 2015 to 2016, there is no assurance that demand for and prices of electricity will not increase in the future. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.
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
We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. In addition, our average purchase price per unit tonne of thermal coal used in our alumina production increased from 2015 to 2016, if we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

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
In addition, we have invested in coal mining operations. We are affected by the growth of the PRC thermal power industry, which relies on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources, climate change and global environmental factors. In particular, pursuant to China's 13th Five-Year Plan for Environmental Protection, the PRC government plans to continue to encourage the development of alternative energy sources, such as wind power, solar power, biomass and geothermal energy, from 2016 to 2020. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced, which could have a material and adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition.
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
We are currently undertaking a couple of overseas projects, including the bauxite mining projects in Laos and Indonesia. Due to uncertainties involved in the overseas projects, we cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment.

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
Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from our mines and external suppliers. See "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply." The extents to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. The supply of bauxite could be affected by various factors, including geographic conditions of bauxite mines, government policies, market prices and competition, many of which are beyond our control. We rely on overseas suppliers to obtain a portion of bauxite we use for production. Indonesia used to be a major source of our imported bauxite. As a result of the ban imposed by the Government of Indonesia on the exportation of unprocessed bauxite and nickel, since January 2014, we were not able to export the bauxite produced by our bauxite mines in Indonesia for the use of our alumina refineries in China, and our operation of bauxite mining in Indonesia has been suspended since September 2014. If we exhaust our stockpiles or our procurement of bauxite from Australia are interrupted for any reasons, and cannot find an alternative source of imported bauxite at competitive prices, our financial condition, results of operations and profitability could be adversely affected.
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
We are subject to a high degree of financial leverage. We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2016, we had approximately RMB58.3 billion in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB47.3 billion in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). Please see Note 20 to our audited consolidated financial statements for more detailed information about our borrowings. This level of debt could have significant consequences on our operations, including:
•
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

•	reducing the availability of cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	exposing us to interest rates fluctuations on our borrowings and the risk of being unable to rollover, extend or refinance our borrowings as necessary;

•
potentially increasing the cost of additional financing and making it more difficult for us to conduct equity financings in the capital markets or obtain government approvals to seek additional financing; and

•	putting pressure on our ADS price due to concerns of our ability to repay our debt.

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
The instruments governing our senior debt contain certain financial and other covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions which may adversely affect our business
We completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities, US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities and US$500 million in aggregate principal amount of 4.25% senior perpetual capital securities (altogether, the "Securities") in October 2013, April 2014 and November 2016, respectively, through Chalco Hong Kong Investment Company Limited (the "Issuer") with guarantees to the repayment obligations of the Securities provided by our subsidiaries including Chalco Hong Kong (the "Subsidiary Guarantors"). We intend to redeem US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities on April 29, 2017 at  the principal amount together with any distribution accrued thereon. The indentures governing the Securities contain a number of significant financial and other covenants. Such covenants restrict, subject to certain exceptions, among other things, our and our subsidiaries' ability to create, or have outstanding, any security interest upon our or our subsidiaries' present or future undertaking, assets or revenues to secure any indebtedness which is in the form of bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market ("Relevant Indebtedness") which is issued outside the PRC, our ability to create or have any Relevant Indebtedness which is issued outside the PRC, our ability to create or have outstanding any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and the Issuer's, Subsidiary Guarantors' and their respective subsidiaries' ability to create, or have outstanding, any security interest upon their present or future undertaking, assets or revenues to secure any Relevant Indebtedness or any guarantee or indemnity in respect of any Relevant Indebtedness or to sell or otherwise dispose of capital stock held or controlled by it in any direct or indirect subsidiary of Chalco Hong Kong which is not a Subsidiary Guarantor.
As a result of the covenants, our ability to pay dividends or other distributions on our ordinary shares and the ADSs may be limited. These covenants also restrict our ability to raise additional funds in the future through issuing Relevant Indebtedness which is issued outside the PRC or creating or having any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and may restrict our ability to engage in some transactions that we expect to be of benefit to us.
The Securities are guaranteed by certain of our subsidiaries. A breach of any of the covenants in the indenture governing the Securities could result in redemption of the Securities at our discretion or an increase of coupon rate if we do not redeem the Securities upon a breach of such covenants. If we default under the Securities in the future, the holders may enforce their claims against the guarantors to satisfy our obligations to them. In addition, such default may result in a default and acceleration of our senior debt and the holders of our senior debt could gain ownership of the capital stock of certain of our wholly owned subsidiaries (if such capital stock is pledged for such senior debt) and/or enforce their claims against the assets of the guarantors (if guarantee is provided for such senior debt).
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
As of December 31, 2016, our largest shareholder, Chinalco, directly owned 32.81%of our issued share capital and indirectly owned an additional 2.96% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.
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
The outbreak of infectious diseases could interrupt or affect our operations.
The spread of infectious diseases in PRC or other countries or districts where we operate may severely affect our business, results of operations and financial condition. We could be adversely affected by the disease itself, if our employees are infected with diseases and unable to continue their work. While we did not experience significant effects from the outbreak during the year ended December 31, 2016, we cannot assure you that outbreaks of disease in the future will not adversely affect our projects or business operations, which could result in a material adverse effect on our business, financial conditions and results of operations.

We are subject to, and incur costs to comply with, environmental laws and regulations.
As we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina refineries and aluminum smelters, we are subject to, and incur costs to comply with, environmental laws and regulations.
Given the magnitude, complexity and continuous amendments to these laws and regulations, compliance therewith may be onerous or may involve substantial financial resources and other resources to establish efficient compliance and monitoring systems. The liabilities, costs, obligations and requirements associated with these laws and regulations may therefore be substantial and may delay the commencement of, or cause interruptions to, our operations. Non-compliance with the relevant laws and regulations applicable to our operations may even result in substantial penalties or fines, suspension or revocation of our relevant licenses or permits, termination of government contracts or suspension of our operations. For example, in November 2016, there was a slurry leakage incident at Shanxi Huaxing caused by equipment malfunction. As a result, Shanxi Huaxing was penalized by the local environmental protection authorities. We cannot assure you that the similar events would not occur in the future, if such incidents were to occur, it could impact our operating results, financial condition and reputation, all of which could adversely affect our profitability and ability to attract new customers.
In addition, the environmental laws and regulations in the PRC and other jurisdictions in which we operate continue to evolve. As a result, we may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations becomes more rigorous. For instance, to comply with the requirement of desulphurization and denitration in China, we were requested to invest in upgrading or remoulding certain production facilities. Due to serious haze hovering in certain areas in China, the government of the PRC has issued and may continue to issue rules and regulations to restrict production of certain industries in certain areas to alleviate air pollution. Such rules and regulations may adversely affect our operations in those areas in China. Further, our overseas expansion projects are subject to foreign environmental laws and regulations. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may materially and adversely affect our business operations.
We are subject to administrative policies and orders relating to China's Energy-Saving and Emission Reduction Goals that could adversely affect our production.
We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments in accordance with China's Energy-Saving and Emission Reduction Goals. On July 18, 2013, the Ministry of Industry and Information Technology of the PRC ("MIIT") issued the Standard Conditions for Aluminum Industry, which sets forth various standards for existing and new projects, including standards for environment protection, energy consumption, and utilization of resources. In order to meet these standards, we may be required to update our equipment and improve our technology, which could delay our production or result in additional costs and expenses. We cannot assure you that the relevant government authorities will not issue any similar standards or rules, which may require us to incur additional costs or expenses to comply with these standards or rules, and our existing production may be delayed for facility upgrading or suspended before fully complied with these standards or rules. The occurrence of any of the foregoing could have an adverse effect on our business, results of operations and financial condition.
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
We had not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants and daily operations management. As of December 31, 2016, the book value of our properties with defective titles is RMB6,759 million, which represents approximately 12.2% of our net asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2016, the book value of these land parcels is RMB447 million, represents approximately 0.8% of our net asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.
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
We generate revenue from exports of certain chemical alumina products and certain non-ferrous metals and minerals products to foreign jurisdictions. Such foreign jurisdictions may take restrictive measures, including, among others, anti-dumping duties and other non-tariff barriers, to protect their own markets. Our sales in major overseas markets may be adversely affected by increases in or new impositions of anti-dumping duties, countervailing duties, quotas or tariffs imposed on our exports. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets could adversely affect the exports to these regions in the future. By virtue of our transactions with parties outside the PRC, we will be subject to the risks normally associated with cross-border business transactions and activities. We will also be exposed to the risk of changes in social, legal, political and economic conditions in the foreign jurisdictions to which we export. In particular, unexpected changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit our operations and make the repatriation of profits difficult.
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
We rely on third-party service providers for certain services, including but not limited to mining infrastructure construction, logistics services or warehouse management. Therefore, we are exposed to the risk that our third-party service providers may fail to perform their obligations, which may adversely affect our business operations. In addition, from time to time, we co-operate with business partners to develop our business, including acquiring strategic mining resources or businesses that complement our own business line. Furthermore, we operate certain projects through joint venture arrangements and may enter into further joint ventures in the future along with the expansion of our operations. We may have disputes with these business partners or joint venture partners over various aspects, such as performance of each party's obligations, scope of each party's responsibilities, product quality and logistics services. If such disputes cannot be settled in a timely manner, our financial condition and business may be adversely affected.
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

Competition for qualified personnel in general is intense in the PRC and other markets where we operate. We cannot guarantee that we will be able to maintain an adequately skilled labor force necessary for us to execute our projects or to perform other corporate activities, nor can we guarantee that staff costs will not increase as a result of a shortage in the supply of skilled personnel. If we fail to attract and retain personnel with suitable managerial, technical or marketing expertise or maintain an adequate labor force on a continuous basis, our business operations could be adversely affected and our future growth and expansions may be inhibited.
We may not be able to detect and prevent fraud or other misconduct committed by our employees, representatives, agents, customers or other third parties.
We may be exposed to fraud or other misconduct committed by our employees, representatives, agents, customers or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as affect our reputation. Such misconduct could include:

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;

•
intentionally concealing material facts, or failing to perform necessary due diligence procedures designed to identify potential risks, which are material to us in deciding whether to make investments or dispose of assets;

•	improperly using or disclosing confidential information;

•	engaging in improper activities such as offering bribes to counterparties in return for any type of benefits or gains;

•	misappropriation of funds;

•	conducting transactions that exceed authorized limits;

•	engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities;

•	engaging in unauthorized or excessive transactions to the detriment of our customers; or

•	otherwise not complying with applicable laws or our internal policies and procedures.

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
•
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

•
The PRC government exercises control over China's economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

•
In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between the U.S. dollar and Renminbi has fluctuated and become increasingly unpredictable following the global financial crisis with increasing pressure on the Renminbi to appreciate. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People's Bank of China further allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. Over the last year the RMB depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Any appreciation or depreciation of the Renminbi will affect the value of our US dollar-denominated borrowings and overseas investments, the prices of our export sales denominated in foreign currencies and the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

•
The PRC legal system is developing. Laws are enacted and amended and new regulations are issued relatively constantly. In addition, the PRC legal system is different from the common law system and precedents have limited effects in the PRC legal system. As such, it may involve uncertainties to enforce or obtain a remedy under any of our present or future agreements which could result in a significant loss of business, business opportunities or capital.

The audit reports included in this annual report are prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.
Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firms, must be registered with the US Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct full inspections of the work of our auditors as they relate to those operations without the approval of the Chinese authorities, our auditors' work related to our operations in China is not currently inspected by the PCAOB.
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
In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The four firms appealed to the SEC against this decision and, on February 6, 2015, each of the four accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms' ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms' legal defenses in the event the administrative proceeding is restarted.

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
We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include eight subsidiaries mainly engaged in bauxite mining; one integrated alumina and primary aluminum production plant; nine stand-alone alumina refineries, including our Zhengzhou Institute; 11 stand-alone primary aluminum smelters; one carbon production plant and one integrated power generation company with coal mining operations. All of our principal alumina and primary aluminum production facilities are operated in accordance with ISO14001 standards.
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
As a condition of the disposal of the Aluminum Fabrication Interests, on June 9, 2013, we entered into an agreement with Chinalco to transfer the outstanding entrusted loans we provided to Henan Aluminum and Qingdao Light Metal as of December 31, 2012 to Chinalco for a consideration of RMB1,756.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised total value of the loans. Pursuant to the agreement, Chinalco agreed to pay the consideration in cash in five equal installments of RMB351.2 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The transfer was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the transfer on June 27, 2013. As of the date of this annual report, Chinalco has paid the first four installments in accordance with the agreement.

In addition, we entered into an agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013 to dispose of all the assets of Northwest Aluminum for RMB1,659.6 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum. Pursuant to the agreement, Northwest Aluminum Fabrication Plant agreed to pay the consideration in cash in five equal installments of RMB331.9 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, Northwest Aluminum Fabrication Plant has paid the first four installments in accordance with the agreement.
Disposal of Assets of Alumina Production Line of Guizhou Branch
On June 6, 2013, we entered into an agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco, to dispose of the assets of the alumina production line of our Guizhou branch for a consideration of RMB4,429.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of such alumina assets of our Guizhou branch. Pursuant to the agreement, Guizhou Aluminum Plant agreed to pay the consideration in cash in five equal installments of RMB885.8 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, the first four installments have been paid in accordance with the agreement.
We decided to dispose of the assets of the alumina production line of Guizhou branch because the district in which they were located had been changed from an industrial district to a commercial district based on the local urban plan, which will significantly increase Guizhou branch's environmental compliance costs. We built a new alumina refinery in an area relatively close to major bauxite and coal mines in Guizhou Province, which commenced production with an annual capacity of 1.6 million tonnes of alumina in 2015.
Disposal of Equity Interest in Shanxi Huaxing
The proceeds from the private placement of A shares was proposed to invest in Chalco Xing County Alumina Project, the Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project, and the replenishment of our working capital. The Chalco Xing County Alumina Project, which was carried out by Shanxi Huaxing, commenced construction in May 2011 and undertook full operation in 2014. After the completion of private placement of A shares in June 2015, the Board resolved to replace the funds which have been invested by us in advance with the proceeds raised from the private placement of A shares. In light of our strategic blueprint for the development of Shanxi aluminum recycle industrial park, we planned to introduce strategic investors for joint investment and cooperation to develop a new model of integrated coal, electricity and aluminum operations. In December 2015, the Group entered into an equity transfer agreement with Shenzhen CR Yuanta Asset Management Co., Ltd., a state- owned entity, to transfer 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. The price was determined based on the appraisal value provided by an independent qualified appraisal company. According to the Equity Transfer Agreement, 30% of the consideration amounting to RMB705 million has been received by us in December 2015. In December 2016, Shenzhen CR Yuanta Asset Management Co., Ltd. transferred the 50% of equity interest in Shanxi Huaxing to Baotou Transportation Investment Group Co., Ltd. As agreed among Shenzhen CR Yuanta Asset Management Co., Ltd., Baotou Transportation Investment Group Co., Ltd. and the Company, Baotou Transportation Investment Group Co., Ltd., shall assume the payment obligation on the outstanding consideration of RMB1,646,035,160 payable by Shenzhen CR Yuanta Asset Management Co., Ltd. to the Company under the Equity Transfer Agreement and settle the outstanding consideration in full together with interest accrued thereon from January 1, 2017 to the date of payment before March 31, 2017. As of the date of this annual report, the payment is fully settled by Baotou Transportation Investment Group Co., Ltd.

Transfer of Shares of Jiaozuo Wanfang
On January 22, 2015 and January 23, 2015, we decreased our shareholding in Jiaozuo Wanfang by 4,758,858 shares through the securities exchange system of the Shenzhen Stock Exchange. In March 2015, we transferred 100,000,000 shares of Jiaozuo Wanfang to Geo-Jade Petroleum Corporation by way of agreement after the public solicitation for potential transferees. On June 25, 2015, we further transferred 42,550,900 shares of Jiaozuo Wanfang by way of block trading through the securities exchange system of the Shenzhen Stock Exchange. On December 18, 21 and 22, 2015, we reduced our shareholding in Jiaozuo Wanfang by 16,695,100 shares through the centralized bidding trading system of the Shenzhen Stock Exchange. From December 23 to 25, 2015, we reduced our shareholding in Jiaozuo Wanfang by 13,865,000 shares through the centralized bidding trading system of the Shenzhen Stock Exchange and block trading. As a result, we held 29,582,057 shares of Jiaozuo Wanfang as of December 31, 2015, representing 2.46% of the total share capital of Jiaozuo Wanfang. During the period from July 8, 2016 to September 27, 2016, we reduced our shareholding of Jiaozuo Wanfang by an aggregate of 16,628,098 shares via the Shanghai Stock Exchange centralized bidding trading system, representing approximately 1.39% of the total share capital of Jiaozuo Wanfang. The average price of reduction was approximately RMB8.73 per share. After the reduction, the Company remained holding 12,953,959 shares of Jiaozuo Wanfang, representing approximately 1.09% of its total share capital.
During the period from September 29, 2016 to January 26, 2017, we reduced our shareholding of Jiaozuo Wanfang by an aggregate of 12,953,959 shares via the Shanghai Stock Exchange centralized bidding trading system, representing approximately 1.09% of the total share capital of Jiaozuo Wanfang. The average price of reduction was approximately RMB10.19 per share. After such reduction in our shareholding, we no longer hold any shares of Jiaozuo Wanfang.
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
Disposal of the Environmental Protection Business
On May 30, 2016, the Board approved the transfer of the environmental protection assets in relation to the desulfurization, denitration and dedusting of the coal-fired generating units of five entities, namely Lanzhou Branch, Baotou Aluminum, Shandong Huayu, Maliantai Power Station and Liupanshan Power Station of Ningxia Energy, by way of public bidding. On June 29, 2016, the assets transfer agreement in relation to disposal of the above environmental protection assets were entered into between Beijing Aluminum SPC Environment Protection Tech Co., Ltd., which had won the bid for the acquisition of the assets, and us. Pursuant to the asset transfer agreement, the aggregate consideration for the above environmental protection assets disposal was RMB1,754 million which was paid in two installments in June 2016 and December 2016, respectively.
Development of Gold Leasing Financing
On May 30, 2016, the Board resolved to develop gold leasing business to financing working capital. On June 6, 2016, we entered into an agreement with Bank of Communications Co., Ltd., Beijing Branch to finance working capital via gold leasing. The proceeds from financing, which will be used to replenish working capital for our production and operation, amounted to RMB3 billion with a term of 12 months.
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
We believe that such disposal will enable us to focus on the development of our core business of alumina and primary aluminum operations, where we have established leading market positions, and to reduce future capital expenditures on iron ore development and to improve asset-to-debt ratio and generate expected cash flows. Pursuant to the agreement, in the event that we obtain the consent from CDB on the transfer of the bank loans, Chinalco agreed to pay the consideration for the Equity Interest in five installments, namely, US$438.8 million (which will be net off by the Loan Consideration), US$387.9 million, US$413.3 million, US$413.3 million and US$413.3 million, with the relevant interests at the London Interbank Offered Rate plus 0.9%, with the last installment to be paid by December 31, 2017. In the event that we could not obtain the consent from CDB on the transfer of the bank loan, Chinalco agreed to pay the consideration for the Equity Interest in five equal installments of US$413.3 million, with the relevant interests at the London Interbank Offered Rate plus 0.9%, with the last installment to be paid by December 31, 2017. The transactions were approved at the 2013 second extraordinary general meeting held on November 29, 2013. We obtained the consent from Rio Tinto relating to such disposal on December 19, 2013. We completed the transactions on December 26, 2013. As of the date of this annual report, the bank loans have been transferred to net off the first installment and Chinalco had paid four installments.

Private Placement of A Shares
On March 8, 2012, our Board resolved to issue up to 1.25 billion A Shares in the PRC. The A Share issue plans previously proposed by our Board on June 30, 2009 and January 30, 2011 and approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009 and on April 14, 2011, respectively, ceased. Pursuant to the new issue plan approved by our Board on March 8, 2012, we planned to issue up to 1.25 billion A Shares, with a nominal value of RMB1.00 each, by way of private placement for expected proceeds not exceeding RMB8 billion. We intended to issue the A Shares to no more than ten specific target subscribers within six months of obtaining the approval of the CSRC. The issue price of A Shares to be offered shall be not less than 90% of the average trading price of our A Shares in twenty trading days immediately preceding the pricing determination date. We intended to apply proceeds from this private placement to finance Chalco Xing County Alumina Project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement working capital. The issue plan was approved by the SASAC on April 5, 2012 and by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on May 4, 2012. On August 24, 2012, our Board resolved to adjust the issue plan by proposing, among others, to increase the number of A Shares to be issued to up to 1.45 billion A Shares. The adjusted issue plan was approved by the SASAC and our shareholders at an extraordinary general meeting, A Share class meeting and the H Share class meeting on October 12, 2012 and by the CSRC on December 7, 2012. On March 14, 2013, we obtained the approval from the CSRC on our proposed private placement of A Shares under such adjusted issue plan, with effective period of six months after the approval date. However, the CSRC temporarily retrieved its approval in July 2013 due to its on-going investigation of the sponsor of our proposed private placement of A Shares. The period of authorization to the Board relating to the adjusted issue plan was extended by our shareholders at the 2013 annual general meeting, A Share class meeting held on June 27, 2014 and H Share class meeting held on June 27, 2014, with an effective period of 12 months after the approval date. On January 4, 2015, we submitted the "Report regarding the resumption of the approval of non-public offering of shares of Aluminum Corporation of China Limited" to CSRC. On April 24, 2015, we received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited issued by CSRC, pursuant to which we were approved to issue no more than 1,450,000,000 new shares. We completed the non-public issuance of A shares on June 15, 2015 and issued an additional 1,379,310,344 A Shares pursuant to the specific mandate as approved at the annual general meeting of the Company on June 27, 2014. On June 15, 2015, we completed the non-public issuance of 1,379,310,344 A shares. Upon completion, the total number of Shares of the Company were increased from 13,524,487,892 to 14,903,798,236.
Proposed Issuance of H Shares
On June 28, 2016, our shareholders at the 2015 annual general meeting passed a special resolution, which is valid until the earliest of (i) the conclusion of our next general meeting, (ii) the expiration of 12 months following the date of passage, or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board is authorized to determine the use of the proceeds. The proposed issuance is subject to all the necessary approval by the CSRC and/or other relevant PRC government authorities.
Senior Perpetual Capital Securities Offering
In October 2013, we completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities (the "Securities") through Chalco Hong Kong Investment Company Limited (the "Issuer"), our wholly-owned subsidiary, which was exempted from, and not subject to, registration under the Securities Act. The Securities are guaranteed by seven of our subsidiaries including Chalco Hong Kong. The Securities also have the benefit of a keepwell deed dated October 29, 2013 entered into by the Issuer, the Company, Chalco Hong Kong and the trustee and a deed of equity interest purchase undertaking dated on October 29, 2013 entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The Securities were listed on the Hong Kong Stock Exchange on October 30, 2013. The net proceeds from the issue of the Securities has been on-lent to the Company or any of its subsidiaries for general corporate use.

In April 2014, we completed the issuance of US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities (the "Securities") through Chalco Hong Kong Investment Company Limited (the "Issuer"), our wholly-owned subsidiary, which was exempted from, and not subject to, registration under the Securities Act. The Securities are guaranteed by seven of our subsidiaries including Chalco Hong Kong. The Securities also have the benefit of a keepwell deed entered into by the Issuer, the Company, Chalco Hong Kong and the trustee and a deed of equity interest purchase undertaking entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The Securities were listed on the Hong Kong Stock Exchange on April 22, 2014. The net proceeds from the issue of the Securities have been on-lent to the Company or any of its subsidiaries for general corporate use. We intend to redeem US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities on April 29, 2017 at the principal amount together with any distribution accrued thereon.
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
On November 7, 2016, Chalco Hong Kong Investment Company Limited, a subsidiary of the Company, successfully issued US$500 million senior perpetual securities (the "Securities") at a rate of 4.25%. The Securities are guaranteed by one of our subsidiaries, Chalco Hong Kong. The Securities also have the benefit of a keepwell deed entered into by the Issuer, the Company, Chalco Hong Kong and the trustee. The Securities were listed on the Hong Kong Stock Exchange on November 7, 2016. The net proceeds from the issue of the Securities were on-lent to the Company or any of its subsidiaries for general corporate use.

B.	BUSINESS OVERVIEW
Our Principal Products
We are a leading enterprise in the non-ferrous metal industry in China. In terms of comprehensive scale, we ranked among the top enterprises in the global aluminum industry. We have benefited from the strong growth of the PRC aluminum market, one of the world's fastest growing major aluminum markets. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell a relatively small amount of chemical alumina products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We are also engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, energy segment, trading segment and corporate and other operating segment accounted for approximately 6.5%, 20.5%, 3.0%, 69.7% and 0.3%, respectively, of our total revenues in 2016.
Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 89% of our total production volume for this segment in 2016. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 19%, 52% and 29%, respectively, of our total production volume of primary aluminum in 2016. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.
Our trading segment is mainly engaged in the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to our internal manufacturing plants and external customers. We established our trading business under Chalco Trading as a separate segment in July 2010 as a result of our operational structural.
Our energy segment includes coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2016, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.
Our corporate and other operating segment mainly includes corporate and other aluminum-related research, development, and other activities of the Group.
Our Production Capacity
As of December 31, 2016, our annual alumina production capacity and primary aluminum production capacity was approximately 16.3 million tonnes and 3.8 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:
	As of December 31, 2016
Plant	Alumina	Primary Aluminum
	(in thousand tonnes)(1)
Guangxi branch	2,210	-
Chalco Zhongzhou	3,050	-
Qinghai branch	-	400
Shanxi branch	2,600	-
Guizhou branch	-	360
Henan branch	2,410	-
Chalco Shandong	2,270	55
Zunyi Alumina	1,000	-
Chongqing branch	800	-
Shanxi Huaze	-	424
Lanzhou branch	-	410
Shanxi Huasheng	-	220
Fushun Aluminum	-	110
Zunyi Aluminum	-	260
Shandong Huayu	-	200
Gansu Hualu	-	230
Baotou Aluminum	-	550
Zhengzhou Institute	20.0	-
Liancheng branch	-	538
Guizhou Huajin	1,600	-
Xinghua Technology(2)	350	-
Total	16,310	3,757

(1)
Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	We acquired a 66% equity interests in Xinghua Technology in December 2016.

In 2016, we produced approximately 12.0 million tonnes of alumina and 3.0 million tonnes of primary aluminum. Our production of alumina and primary aluminum represented approximately 20.0% and 9.1%, respectively, of the total output of alumina and primary aluminum in China in 2016.
The following table sets forth a breakdown of our production volume by product segment for the periods indicated:
	Year Ended December 31,
Production Volume by Product	2014	2015	2016
	(in thousand tonnes, except Gallium)
Alumina segment
Alumina	12,024.0	13,296.4	12,027.0
Chemical alumina products	1,822.3	1,959.1	2,478.9
Gallium (in tonnes)	81.2	121.4	71
Primary aluminum segment
Primary aluminum(1)	3,381.6	3,307.6	2,953.2
Carbon	1,877.4	1,786.6	1,680.4

(1)	Including ingots, molten aluminum and aluminum alloys.

Production Process
Alumina
Alumina is refined from bauxite, an aluminum-bearing ore, through a chemical refining process. The refining process applied is determined by the mineral composition of the bauxite used in production. Our refineries may employ the Bayer process, the Bayer-sintering series process, the Bayer-sintering combined process or the ore-dressing Bayer process. Most of the bauxite reserves in China contain diasporic bauxite, which contains high alumina content but relatively high silica content, resulting in bauxite reserves with low alumina-to-silica ratio. The Bayer process cannot efficiently refine diasporic bauxite that has not undergone processing to increase its alumina-to-silica ratio. The Bayer-sintering process and the Bayer-sintering combined process are suitable for refining low alumina-to-silica ratio bauxite. We have developed and improved these processes to increase our refining yield. When we refine alumina using the Bayer process, we produce gallium as a by-product, which undergoes further processing before sale. In addition, we also produce some chemical alumina products (alumina hydrate and alumina-based industrial chemical products).
Primary Aluminum
We smelt alumina into primary aluminum through electrolytic reduction. The electrolytic process takes place in a reduction cell, or pot, a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into molds to produce foundry ingots, or further refined to form fabricating ingots, which may be used directly in the aluminum fabrication process. The primary aluminum we produce is in the form of ingots, molten aluminum and aluminum alloys.

All of our primary aluminum smelters use pre-bake anode reduction pot-lines. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where pollutants can be contained. The cells themselves are enclosed with removable panels so that the waste gas produced during the process can be extracted using large exhaust fans. Our waste gas is treated and purified to reduce dust and fluoride emissions to acceptable levels set by state environmental protection agencies.
Production Facilities
Alumina
We currently operate nine alumina refineries and one research institute with a total designed annual production capacity of approximately 16.31 million tonnes as of December 31, 2016. One of our refineries is integrated with primary aluminum smelters. In 2016, we produced approximately 12.0 million tonnes of alumina, approximately 2.5 million tonnes of chemical alumina products and approximately 71 tonnes of gallium. The overall utilization rate for our refineries was 85% as of December 31, 2016. In 2016, we supplied approximately 6.15 million tonnes, or 44% of our total production of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the chemical alumina products that we produced in 2016 were sold by alumina refineries directly to external customers or internally to Chalco Trading for subsequent external trading.
The following table sets forth the annual production capacity, output of alumina and chemical alumina products, utilization rate of and production process applied in each of our alumina refineries and our Zhengzhou Institute:
	As of December 31, 2016		For the Year Ended December 31, 2016
	Annual Production Capacity(1)	Utilization Rate(2)	Alumina Production Output	Chemical Alumina Products Output	Production Process
	(in thousand tonnes, except percentages)
Shanxi branch	2,600	100%	1,736.8	74.7	Bayer-sintering
Henan branch	2,410	50%	1,130.4	137.7	Bayer-sintering
Chalco Shandong	2,270	100%	1,630.4	1,610.8	Sintering and Bayer
Chalco Zhongzhou	3,050	85%	2,138.4	491.5	Sintering and Bayer
Guangxi branch	2,210	100%	2,519.4	118.1	Bayer
Zunyi Alumina	1,000	100%	1,103.0	2.9	Bayer
Chongqing branch	800	-	-	-	Bayer-sintering
Zhengzhou Institute(3)	20	-	-	34.7	Bayer
Guizhou Huajin	1,600	100%	1,448.4	-	Bayer
Xinghua Technology(4)	350	100%	320.2	8.6	Bayer
Total	16,310	85%	12,027.0	2,478.9

(1)
Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.

(3)	The chemical alumina products produced at our Zhengzhou Institute are sold commercially and such sales are included in our total revenues.

(4)	We acquired 66% equity interests in Xinghua Technology in December 2016.

Primary Aluminum
We operate 12 primary aluminum smelters in China. Our smelters had an aggregate annual production capacity of approximately 3.8 million tonnes as of December 31, 2016.
In 2016, we produced approximately 3.0 million tonnes of primary aluminum and the average utilization rate for our smelters was 87% as of December 31, 2016. The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters:
	As of December 31, 2016		For the Year Ended December 31, 2016
Plant	Annual Production Capacity(1)	Utilization Rate(2)	Aluminum Output(3)	Smelting Equipment
	(in thousand tonnes, except percentages)
Baotou Aluminum	550	99%	573.1	200Ka, 240Ka and 400Ka pre-bake
Fushun Aluminum(4)	110	-	-	200Ka
Gansu Hualu(5)	230	-	8.2	160Ka and 210Ka pre-bake
Guizhou branch	360	82%	298.2	160Ka and 230Ka pre-bake
Lanzhou branch	410	99%	399.6	200Ka and 350Ka pre-bake
Qinghai branch	400	99%	407.3	180Ka and 200Ka pre-bake
Shandong Huayu	200	98%	217.0	240Ka pre-bake
Chalco Shandong(6)	55	-	-	200Ka pre-bake
Shanxi Huasheng	220	97%	224.2	300Ka pre-bake
Shanxi Huaze	424	99%	324.8	300Ka pre-bake
Zunyi Aluminum	260	99%	102.2	200Ka and 400Ka pre-bake
Liancheng branch	538	99%	398.6	200Ka and 500Ka pre-bake
Total	3,757.0	87%	2,953.2

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.

(3)	Includes ingots, molten aluminum and aluminum alloys.

(4)	We suspended the operations of primary aluminum production facilities in Fushun Aluminum since 2015.

(5)	We suspended the operations of primary aluminum production facilities in Gansu Hualu since 2015. In 2016 Gansu Hualu produced 8,200 tonnes of alloy.

(6)	We suspended the operations of primary aluminum production facilities in Chalco Shandong since June 2013.

Raw Materials
Alumina
Bauxite is the principal raw material in alumina production. Most of the bauxite in China is monohydrate, consisting mainly of Aluminosilicate compounds. Bauxite deposits have been discovered across a broad area of central China and are especially abundant in the southern and northern parts of central China. The largest bauxite deposit in China lies in the Shanxi Province.
Rock Formation and Mineralization. Except for our Guangxi Pingguo mine which is an accumulation deposit due to original erosion, the bauxite deposits of our mines in China usually have similar stratigraphic sequences. Primary bauxite deposit, as a type of sedimentary boehmite (Al2O3.H2O) the Carboniferous or Permian age, is contained in clay rock, limestone or coal seams. A zonary red shale is usually located at the bottom of the bauxite and the red seam distributes over the irregular "karst-type" erosion face on the top of Ordovician limestone. Aluminum deposits in northern China are usually covered with a very thick Quaternary weathering.

The thickness and quality of deposits vary with our mine locations. Quality is usually consistent in smooth sections but changes sharply in karst "billabong" terrain. The level of hardness of minerals also varies. A sequence that includes a seam of hard bauxite of fine quality in the middle and soft bauxite of inferior quality on the bottom and top seams is common in deposits.
Generally, deposits are horizontal or with an obliquity of 0 to 8 degrees, but there are also steep deposits at an angle of 75 degrees, such as in our Guizhou No. 2 mine. Most of the original mineralization is not influenced by folds and faults, and some fractures of a low obliquity and folds emerge in certain deposits, which is evident in the Guizhou No. 2 mine area where the underground mining method must be used due to the obliquity of its bauxite body reaching 70 degrees with the influence of folds and several meters of dislocation arising from partial faults.
Economic Significance. Our bauxite deposits in China are divided into three groups. They are primarily distinguished by drill hole spacing and the composition of the deposit, which can encompass rock formations such as intercalated clays, bauxite, footwall iron clay or Ordovician limestone. Bauxite deposit groups vary in the thickness and mineral quality of its reserves.
We use the Chinese bauxite deposit estimation method, which is calculated using cut-off grades and thickness to outline continuous areas within the limits defined by samples of marginal grade. We utilize actual limiting sample points that are joined to create a polygonal outline, and grades are then calculated using a length weighted arithmetic average. We believe that the Chinese bauxite deposit estimation method of test boring, inspection pit, trial trench, density, tonnage analysis and calculation applied to the geological work of bauxite in China is an appropriate method to analyze these types of deposits.
Supply. To support the growth of our alumina production, we continuously seek opportunities to streamline and optimize our bauxite procurement. Except for Chalco Shandong, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to control transportation costs. Historically, we have procured our bauxite supply principally from three sources:

•	our own bauxite mining operations;

•	jointly-operated mines; and

•	other suppliers, which principally include small independent mines in China and, to a lesser extent, international suppliers.

On average, our refineries consumed approximately 2.14 tonnes of bauxite to produce one tonne of alumina in 2016. Our mines supplied approximately 13.6 million tonnes of bauxite to our refineries in 2016. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2016, bauxite secured from other suppliers accounted for approximately 53% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our mines.
The following table sets forth the volumes and percentages of bauxite supplied by our mines and other suppliers for the periods indicated:
	Year Ended December 31,
	2014		2015		2016
	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply

		%		%		%

	(in thousand tonnes, except percentages)

Own mines	17,542.6	55.4	17,930.2	55.4	13,603.5	47

Other suppliers	14,105.4	44.6	14,452.0	44.6	15,384.3	53

Total	31,648.0	100.0	32,382.2	100.0	28,987.8	100

Own Mines. As of December 31, 2016, we owned and operated 18 mines in China that had approximately 286.6 million tonnes of aggregate bauxite reserves and we continue to explore new bauxite reserves to replenish our reserves. We also own and operate a bauxite mine in Laos through Lao Service Mining, in which we held 60% of the equity interest. We also hold the requisite mining permit or exploration permit for two bauxite mines and are in the process of applying for mining right for PT VISITAMA in West Kalimantan, Indonesia through our 96.28% owned subsidiary, PT Nusapati Prima. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We used low temperature Bayer process to refine alumina from our bauxite deposits in Indonesia, which results in relatively low energy consumption and high dissolution rate, before our bauxite mining in Indonesia was suspended since September 2014.
For the three years ended December 31, 2014, 2015 and 2016, we extracted approximately 17.3 million tonnes, 17.9 million tonnes and 14.5 million tonnes, respectively, of bauxite from our mines. The decrease of production of bauxite from 2015 to 2016 was primarily due to production adjustments adopted by our Shanxi branch, whilst other mines remained or slight increased their production volumes in 2016. In addition, following the disposal of the 50% of equity interests in Shanxi Huaxing in 2015, it is no longer a subsidiary of the Company and therefore we did not consolidate its production volumes into our accounts.
Our reported bauxite reserves for our mines in China do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for bauxite or aluminum for the years ended December 31, 2014, 2015 and 2016, or the three year historical contracted prices for such commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.
The following table sets forth information for our mines as of December 31, 2016:

Mine(1)	Location	Nature of ownership(1)	Mining method	Permit Renewal(2)	Present Condition/ Current State of Exploration	Bauxite Production (in thousand tonnes)

Pingguo mine	Guangxi Zhuang Autonomous Region, China	100% owned and operated by Chalco	Open pit	October 2030 - April 2036	Fully developed and operational	5,949
Guizhou mine(3)	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	March 2019 - December 2038	Fully developed and operational	1,468
Zunyi mine	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	August 2017 - October 2026	Partly developed and operational	344
Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	August 2017 - May 2035	Fully developed and operational	1,180
Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco	Open pit/underground	April 2017(4) - July 2035	Fully developed and operational	1,430
Mianchi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	December 2016(4)- October 2031	Partly developed and operational	453

Luoyang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	December 2015(4) October 2031	Partly developed and operational	989
Xiaoguan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	May 2017 - October 2031	Fully developed and operational	346
Gongyi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	August 2017- April 2029	Fully developed and operational	611
Dengfeng mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	July 2016(4) - July 2019	Partly developed and operational	305
Xinmi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	July 2017 - July 2020	Fully developed and operational	8
Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco	Underground	April 2017(4) - October 2026	Fully developed and operational	42
Xuchang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	February 2017(4) - August 2024	Partly developed and operational	75
Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2018 - October 2024	Partly developed and operational	432
Pingdingshan mine(5)	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2017 October 2024	Partly developed and operational	453
Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	September 2031 - May 2036	Fully developed and operational	408
Nanchuan mine	Chongqing Municipality, China	100% owned and operated by Chalco	Underground	May 2017 - November 2026	Suspended production	-
PT ALUSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	-
PT KALMIN	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	-
PT VISITAMA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2015	In the process of acquiring mining right	-
Laos bauxite mine	Attapeu Province and Sekong Province, Laos	Owned and operated by Lao Service Mining Co., Ltd., a 60% subsidiary of Chalco	Open pit	June 2017	Exploration completed	-

(1)	Excluding Huaxing mine as it is no longer a subsidiary of ours.

(2)	All conditions to retain our properties or leases have been fulfilled as of December 31, 2016. Each mine may be covered by one or more mining permits or exploration permits and the range of permit renewal dates is set forth above.

(3)	Including both Guizhou No. 1 mine and Guizhou No. 2 mine.

(4)	We are in the process of renewing these permits.

(5)	Including Ruzhou mine.

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

Furthermore, the mining right owner is required to obtain land use rights on the land in order to operate the mines. We lease the land use rights relating to our mines in China from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco's land use rights relating to over 90% of our mining properties in China are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to other mines in China are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.
For our mines in Indonesia and Laos, neither proven nor probable reserves have been established as of the date of this annual report. The following table sets forth certain estimated details of the reserves for our mines in China as of December 31, 2016:
Mine(1)	Reserves (2)(3) (million tonnes)	Al2O3	S1O2	Ratio of Average A/S(4)

Pingguo mine	57.15	53.69	4.86	11.04
Guizhou No. 1 mine	1.26	65.07	11.36	5.73
Guizhou No. 2 mine	52.38	64.39	8.7	7.4
Zunyi mine	7.03	58.98	10.39	5.68
Xiaoyi mine	23.92	62.5	13.43	4.65
Shanxi Other Mines	16.68	63.43	11.63	5.45
Mianchi mine	3.12	62.85	12.3	5.11
Luoyang mine	3.21	60.67	9.82	6.18
Xiaoguan mine	25.99	63.53	15.06	4.22
Gongyi mine	2.44	64.11	14.02	4.57
Dengfeng mine	1.6	62.67	12.65	4.95
Xinmi mine	2.26	66.58	11.04	6.03
Sanmenxia mine	47.18	63.34	12.74	4.97
Xuchang mine	1.44	62.52	10.01	6.24
Jiaozuo mine	1.27	58.76	14.95	3.93
Pingdingshan mine	2.04	61.57	13.03	4.73
Yangquan mine	8.51	58.80	13.54	4.34
Nanchuan mine	29.09	60.60	13.84	4.38

Total (average) reserves	286.57	61.04	10.67	5.72

By reserve type
Proven reserve	86.41	60.84	10.26	5.93
Probable reserve	200.16	61.13	10.85	5.63

Total (average) reserves	286.57	61.04	10.67	5.72

(1)	Excluding Huaxing mine as it is no longer a subsidiary of ours.

(2)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(3)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(4)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

We have been in compliance with the National Mining Safety Law and related rules and regulations in China. We closely supervise and routinely inspect mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety training for our mining personnel. In 2016, we extracted approximately 14.5 million tonnes of bauxite from our mines and did not experience any mining accidents that involved serious work injuries or death.
Other Suppliers. In addition to our mines, we also source bauxite from other suppliers. The majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 53% of our total bauxite supply in 2016. Bauxite Procurement. The corporate management department at our headquarters is responsible for the oversight and coordination of our supply of bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we determine the amount of bauxite that we wish to source from our mines, and the remaining requirements from other suppliers.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the Bayer-sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. In 2016, the average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 3.93:1 to 11.04:1.
Prices. There is neither governmental regulation on bauxite prices nor an official trading market for bauxite in China. We negotiate bauxite prices with our suppliers based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. Our total bauxite cost is currently influenced by the following factors:

•	the cost of our mining operations;

•	the market conditions relating to purchases from small independent mines; and

•	the market conditions relating to purchases from overseas.

The average purchase price of bauxite per tonne from our other suppliers in 2014, 2015 and 2016 was approximately RMB412, RMB383 and RMB328 respectively. The average cost of bauxite per tonne from our mines in 2014, 2015 and 2016 was approximately RMB246.9, RMB251.6 and RMB219.0, respectively.
We purchase a substantial amount of bauxite to satisfy our alumina production needs. Additionally, to fully utilize the bauxite from our mines, we refine all bauxite that meets the minimum technical requirements for our production of alumina. We also purchase higher grade ore from other suppliers and blend the ore of various grades to meet the technical requirements for our alumina production. This practice allows for flexibility and the inclusion of lower grade bauxite to optimize the use of bauxite deposits available to us. We do not use our historical average purchase prices or any other historical index to estimate our bauxite reserves.
The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:
	Year Ended December 31,
	2014	2015	2016
	(RMB in thousands)
Capital Expenditures
Infrastructure construction	1,116,770.3	950,980.6	478,024.6
Facility upgrade	372,256.8	62,910.9	35,222.9

Total	1,489,027.1	1,013,891.5	513,247.5

Primary Aluminum
An average of approximately 1.91 tonnes of alumina and 13,496 kWh of electricity was required to produce one tonne of primary aluminum ingots in 2016.
Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 39% and 37%, respectively, of our unit primary aluminum production costs in 2016. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes, fluoride salt and cryolite for our smelting operations.
Alumina is the main raw material used in the production of primary aluminum. Our primary aluminum plants that do not have integrated alumina refining operations onsite obtain alumina internally from our alumina refineries located elsewhere or externally on the market.
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
Alumina
Electricity, coal, alkali (caustic soda or soda ash) and natural gas are the principal materials and energy used in our alumina production. Electricity is one of the principal cost components in our refining process. We generate electricity at a number of refineries and purchase our remaining electric power requirements from regional power grids at government-mandated rates or directly from power generation enterprises. Most of our power supply agreements are one to three year renewable agreements. Power prices in China can vary, sometimes substantially, from one region to another, based on demand and power production costs in the region. Power costs for our various alumina refineries vary accordingly.
Large quantities of coal are used as a reducing agent and fuel to produce steam and gas in the alumina refining process. As of the date of this annual report, we held minority interests in a number of coal mining enterprises, including Shanxi Jiexiu, Qinghai Energy, Xuehugou Coal Industry Co., Ltd., Datong Coal Group Huasheng Wanjie Coal Co., Ltd., Dongdong Coal, Chalco Liupanshui, Huozhou Coal Group Xingshengyuan Coal Co., Ltd., and Guizhou Yuneng. We hold 70% of the equity interest in Gansu Huayang, which holds mining rights for coal deposits in the Luochuan mining area, Gansu Province. We have also acquired the mining rights for coal deposits in the Laodonghe mining area, Guizhou Province. In addition, we have acquired 70.82% of the equity interest in the Ningxia Energy, which holds mining rights for coal deposits in Ningxia Autonomous Region.
All of the coal mining enterprises in which we directly or indirectly have minority equity interests are currently in the extraction or trial production stage, except:

•	Chalco Liupanshui, a joint venture company in which we hold a 49% equity interest;

•	Huozhou Coal Group Xingshengyuan Coal Co., Ltd., an associate company in which Shanxi Huasheng holds 43.03% of the equity interest;

•	Guizhou Yuneng, an associate company in which we hold 25% of the equity interest; and

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
Alkali is used as a supplemental material in alumina refining. The Bayer-sintering process and the Bayer-sintering combined process require soda ash while caustic soda is used in the Bayer process. Our alumina refineries use natural gas and coal gas as fuel to refine alumina. There is no governmental regulation of the prices of coal, alkali or fuel. We purchase these raw materials from external suppliers under negotiated supply contracts, which we believe are competitively priced. We have not experienced difficulty in obtaining these materials in sufficient quantity and at acceptable prices.
Primary Aluminum
Smelting primary aluminum requires a substantial and continuous supply of electricity. The availability and price of electricity are key factors in our primary aluminum production. Though the electricity prices were in a general downward trend in recent years as a result of the reform of the PRC electricity system, electricity costs may fluctuate from time to time due to cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs."
We generate electricity at four of our smelters and purchase our remaining electric power requirements directly from power generation enterprises. As of December 31, 2016, eight of our smelters have entered into direct purchase agreements with power generation enterprises. Direct purchase transactions are normally organized by the local government and the direct purchase agreements are entered into annually. The average electricity cost (including tax) of our smelters was approximately RMB0.29/kWh in 2016, which decreased by 16% compared to 2015, primarily due to the decreased purchasing cost as a result of the national reform of electricity industry.
Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. Guizhou branch is able to produce carbon cathodes.
Sales and Marketing
We coordinate substantially all of our sales and marketing activities for our self-produced alumina products and some of our sales and marketing activities for our self-produced primary aluminum products through Chalco Trading. Our subsidiaries and branches sell some of our self-produced primary aluminum products directly to external customers. Our alumina refineries sell our self-produced chemical alumina products directly to external customers or indirectly through Chalco Trading for subsequent external trading. For all of our self-produced products that are sold either through Chalco Trading for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sale services and strengthening our presence in the marketplace. Since late 2009, we also have been engaged substantially in the trading of non-ferrous metal products including alumina, primary aluminum, copper, zinc and lead as well as coal products that we source from third- party suppliers through Chalco Trading.
Alumina
We sell our self-produced alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2016, we supplied approximately 6.15 million tonnes of alumina produced at our refineries to our smelters, which represented approximately 44% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long- term agreements or on the spot market through Chalco Trading. We sold approximately 2.7 million tonnes of outsourced alumina in 2016.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading coordinates the external sales of our alumina products. Chalco Trading sells our self-produced alumina and alumina sourced from third-party suppliers to smelters throughout China. All of our major customers in the past three years have been domestic smelters. We primarily sourced alumina from third-party suppliers on the spot market, and we are normally required to pay the full price of the outsourced alumina before each delivery.
We sell most of our self-produced alumina and a portion of the outsourced alumina under long-term sales agreements with terms ranging from one year to three years. Our long-term sales agreement for alumina normally sets forth the quantity of alumina to be sold by us in each year or month, the price determination mechanism and payment method. Our customers are normally required to pay for their procurement before each delivery. As a result, the spot price of alumina and fluctuations of primary aluminum prices on the SHFE affect the alumina prices at which we sell.
Chalco Trading sells the rest of our self-produced and outsourced alumina products on the spot market. We set the price for the external sales of alumina products after taking into account the following factors:
•	international and domestic supply-demand situation;

•	CIF Chinese ports prices for alumina imports into China and other relevant import expenses;

•	international and domestic transportation costs; and

•	our short-term and mid-term projections for alumina prices;

We sell the rest of the outsourced alumina on the spot market at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions.
Primary Aluminum
Our primary aluminum smelting subsidiaries and branches sell a portion of our primary aluminum output directly to external customers. They also sell a portion of our primary aluminum output internally to Chalco Trading at prices based on the spot prices of primary aluminum on Yangtze or Nanchu. Chalco Trading then coordinates the external sales of primary aluminum. Chalco Trading sells our self-produced primary aluminum products to external customers through the following three channels:
•
Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers. The terms for our sales contracts for primary aluminum are typically one year. We price our primary aluminum products based on the SHFE prices and spot market prices for primary aluminum.

•
Sales on the SHFE. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the SHFE through futures contracts with terms ranging from one month to twelve months to hedge against declines in primary aluminum prices.

•	Sales on the spot market. We also sell our primary aluminum products on the spot market at the selling prices with reference to various factors, such as market spot prices and transportation costs.

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We sold approximately 2.62 million tonnes of outsourced primary aluminum in 2016.

To improve the efficiency of our distribution, we divide our China market into the following regions:
•	southern China (including Guangdong and Fujian Provinces);

•	eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality);

•	southwestern China (including Sichuan Province and Chongqing Municipality);

•	the Beijing-Tianjin-Tanggu area; and

•	central China.

We sell substantially all of our self-produced and outsourced primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.
We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our self-produced primary aluminum products, taking into account three main factors: the primary aluminum spot prices and futures price on the SHFE; spot prices in the regions of eastern China and southern China; our production costs and expected profit margins; and supply and demand. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. Each of our smelters is normally responsible for the sale of products to the customers from neighbouring markets, negotiating the pricing and delivery terms based on market conditions, for contract to be entered into. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.
Chemical alumina products and Gallium
Chemical alumina products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our chemical alumina products directly to external customers or indirectly to external customers through Chalco Trading for subsequent external trading.
We sell most of our chemical alumina products and gallium in China. Prices for our chemical alumina products and gallium are determined through negotiations with our customers, taking into consideration the market conditions. Our total sales of gallium in 2014, 2015 and 2016 amounted to approximately RMB140.9 million, RMB27.99 million and RMB108 million, respectively.
Coal
Ningxia Energy sells a portion of its self-produced coal directly to external customers through short-term contracts at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and prevailing market conditions. Ningxia Energy consumes the rest of its self-produced coal at its own electric power plant.
In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading. We sold approximately 6.0 million tonnes of outsourced coal in 2016.

Trading of Outsourced Non-ferrous Metal Products and Other Materials
Since late 2009, we have been actively engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see "- Alumina" and "- Primary Aluminum" for more details. Through Chalco Trading, we also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see "- Coal." In 2016, we sold approximately 1.6 million tonnes of outsourced copper, zinc and lead.  In addition, we also sell outsourced raw and ancillary materials in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

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
Guangxi Branch
Our Guangxi branch commenced operations in 1994 and is located in Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. Our Guangxi branch obtains bauxite delivered via highway from our Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from our Guangxi branch.
Our Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. Our Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by removing production bottlenecks and investing in capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2016. In 2016, our Guangxi branch produced approximately 2,519,000 tonnes of alumina, along with approximately 118,140 tonnes of chemical alumina products. In 2014, we abandoned primary aluminum production facilities of our Guangxi branch.
Guizhou Branch
Our Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. Our Guizhou branch uses 160Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. Guizhou Smelter has undergone technological innovations and overhauls since its inception. As of December 31, 2016, our Guizhou branch had an annual primary aluminum production capacity of approximately 360,000 tonnes. In 2016, our Guizhou branch produced approximately 298,200 tonnes of primary aluminum.
Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes and carbon anodes.
Henan Branch

Our Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 in Henan Province, a province rich in bauxite reserves. Bauxite is delivered to our Henan branch via railway and highway from our following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. Our Henan branch was the first refinery in China to develop the Bayer-sintering combined process. We also have an alumina production line that uses the ore-dressing Bayer process, which we developed to refine low alumina-to- silica ratio bauxite. Since its inception, our Henan branch's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from certain of our mines and through purchases on the market. Our Henan branch had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2016. In 2016, our Henan branch produced approximately 1,130,370 tonnes of alumina and 137,690 tonnes of chemical alumina products.
Chalco Shandong
Chalco Shandong was incorporated as one of our subsidiaries in the PRC in 2015. The predecessor of Chalco Shandong was our Shandong Branch, which commenced operations in 1954, Chalco Shandong has the capacity to produce alumina, primary aluminum, and chemical alumina products. Bauxite is delivered to Chalco Shandong via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China's first production facility for alumina. It produces its alumina through the Bayer-sintering process and the Bayer process. Chalco Shandong purchases some bauxite from overseas and the rest from small third-party mines in Henan and Shanxi Provinces. Chalco Shandong had an annual alumina production capacity of approximately 2,270,000 tonnes as of December 31, 2016. It produced approximately 1,630,380 tonnes of alumina in 2016.
In addition, Chalco Shandong produces substantial amounts of Chemical alumina products and produced approximately 1,610,810 tonnes of chemical alumina products in 2016. It is the largest and most technologically advanced production facility for chemical alumina products in China with the ability to produce the widest variety of these products.
As of December 31, 2016, Chalco Shandong's annual primary aluminum production capacity was approximately 55,000 tonnes, however, it did not produce any primary aluminum in 2016.
Qinghai Branch
Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 180Ka and 200Ka automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai branch sources alumina from our Shanxi, Shandong, Henan branches and Chalco Zhongzhou, but incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches.
Our Qinghai branch had an annual primary aluminum production capacity of approximately 400,000 tonnes as of December 31, 2016. It produced approximately 407,300 tonnes of primary aluminum in 2016.
Shanxi Branch
Our Shanxi branch commenced operations in 1987 and is located in Shanxi Province, a province rich in bauxite deposits. Bauxite is transported to our Shanxi branch via railway and highway from our Xiaoyi mine in Shanxi Province. Our Shanxi branch is a stand-alone alumina plant. Shanxi branch had an annual alumina production capacity of approximately 2,600,000 tonnes as of December 31, 2016. It produced approximately 1,736,840 tonnes of alumina and 74,710 tonnes of chemical alumina products in 2016.
Our Shanxi branch's production facilities are primarily imported. Shanxi branch relies on bauxite from our mines as well as external suppliers. It is in the proximity of large coal mines and substantial water resources.

Chalco Zhongzhou
Located in Henan Province, Chalco Zhongzhou is a stand-alone alumina plant, located near abundant bauxite, coal and water supplies. Chalco Zhongzhou was incorporated as one of our subsidiaries in the PRC in 2015. The predecessor of Chalco Zhongzhou was our Zhongzhou Branch. It commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its Bayer-sintering process and Bayer process. Chalco Zhongzhou obtains bauxite supplies partly from extractions of our mines, and partly from external suppliers in Henan and Shanxi Provinces and overseas.
We abandoned alumina production facilities with a production capacity for 30,000 tonnes in 2014. Chalco Zhongzhou had an annual alumina production capacity of approximately 3,050,000 tonnes as of December 31, 2016. Chalco Zhongzhou produced approximately 2,138,440 tonnes of alumina and approximately 491,460 tonnes of chemical alumina products in 2016.
Zunyi Alumina
Zunyi Alumina is located in Zunyi, Guizhou Province. In April 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydroelectric Co., Ltd., to establish a joint venture company, Zunyi Alumina. We held a 73.28% equity interest in Zunyi Alumina. Zunyi Alumina completed the construction of alumina production facilities and commenced operations in 2010. Zunyi Alumina had an annual alumina production capacity of approximately 1,000,000 tonnes as of December 31, 2016. Zunyi Alumina produced approximately 1,103,010 tonnes of alumina and 2,890 tonnes of chemical alumina products in 2016.
Chongqing Branch
Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2016. Chongqing branch did not produce any alumina or chemical alumina products in 2016. we have suspended production in Chongqing Branch since July 2014 due to the relatively significant decrease in the price of alumina as compared with the price of alumina during the construction period, large negative variation of mineral resources and the high costs of natural gas and other energy.
Guizhou Huajin
Established in July 2014 and located in Qingzhen, Guizhou Province, Guizhou Huajin specializes in producing alumina products. Guizhou Huajin had an annual alumina production capacity of approximately 1,600,000 tonnes as of December 31, 2016. Guizhou Huajin produced approximately 1,448,360 tonnes of alumina products in 2016.
Lanzhou Branch
Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 and was acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two entities: our Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 410,000 tonnes as of December 31, 2016. It produced approximately 399,600 tonnes of primary aluminum in 2016.
Shanxi Huaze
Shanxi Huaze is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. Shanxi Huaze's designed annual production capacity of primary aluminum was approximately 424,000 tonnes as of December 31, 2016 and it produced approximately 324,800 tonnes of primary aluminum in 2016. We currently hold a 60% equity interest in Shanxi Huaze.

Shanxi Huasheng
Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Shanxi Guan Lv Company Limited to establish a joint venture company, Shanxi Huasheng. Shanxi Huasheng commenced operations in March 2006 and had a designed annual production capacity for primary aluminum of approximately 220,000 tonnes as of December 31, 2016. In 2016, Shanxi Huasheng produced approximately 224,200 tonnes of primary aluminum. We currently hold 51% equity interest in Shanxi Huasheng.
Zunyi Aluminum
Zunyi Aluminum is situated in Guizhou Province. We currently hold 62.1% equity interest in Zunyi Aluminum. Zunyi Aluminum's annual primary aluminum production capacity was approximately 260,000 tonnes as of December 31, 2016.  In 2016, it produced approximately 102,200 tonnes of primary aluminum.
Fushun Aluminum
Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum's primary business is the production of primary aluminum and carbon products. Fushun Aluminum had an annual primary aluminum production capacity of approximately 110,000 tonnes as of December 31, 2016. Fushun Aluminum did not produce any primary aluminum in 2016. We have suspended production in Fushun Aluminum since October 2015 due to the relatively significant decrease in the price of primary aluminum and high costs of electricity.
Shandong Huayu
Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% equity interest in Shandong Huayu. Shandong Huayu had an annual primary aluminum production capacity of approximately 200,000 tonnes as of December 31, 2016. Shandong Huayu also has supporting facilities and coal-fired generators. In 2016, Shandong Huayu produced approximately 217,000 tonnes of primary aluminum.
Gansu Hualu
Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Ibis Aluminum Co., Ltd. ("Baiyin Ibis"). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu. We hold a 51% equity interest in Gansu Hualu. Gansu Hualu had an annual primary aluminum production capacity of approximately 230,000 tonnes as of December 31, 2016. Since November 2015, the production of primary aluminum has been suspended. In 2016, it produced approximately 8,200 tonnes of alloy.
Baotou Aluminum
Baotou Aluminum is located in the Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum had an annual primary aluminum production capacity of approximately 550,000 tonnes as of December 31, 2016. In 2016, it produced approximately 573,100 tonnes of primary aluminum.

Liancheng branch
Our Liancheng branch is located in Gansu Province. In late May, 2008, we acquired 100% of the equity interest in Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. Our Liancheng branch had an annual primary aluminum production capacity of approximately 538,000 tonnes as of December 31, 2016. It produced approximately 398,600 tonnes of primary aluminum in 2016.
Longmen Aluminum
Located in Shanxi Province, Longmen Aluminum was established in 1991. We hold a 55% equity interests in Longmen Aluminum. It specializes in producing primary aluminum. We have ceased the operation of our obsolete primary aluminum production facilities at Longmen Aluminum since March 2012.
Chalco Nanhai
Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Chalco Nanhai commenced its commercial operation in 2011 and had an annual aluminum fabrication production capacity of approximately 110,000 tonnes as of December 31, 2015. Since 2015, we suspended production and have not produced any aluminum fabrication products at Chalco Nanhai.
Ningxia Energy
We acquired a 70.82% equity interest in Ningxia Energy in January 2013. Please see "- A. History and Development of the Company - Significant Acquisitions H also and Joint Ventures." Ningxia Energy was established in June 2003. It is an integrated power generation company with total installed capacity of 2861 MW. It also operates coal mines located in the Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. In 2016, Ningxia Energy produced approximately 8.2 million tonnes of coal and approximately 8.6 billion kWh of electricity.
Zhengzhou Institute
The Zhengzhou Institute, located in Zhengzhou, Henan Province, was incorporated as our subsidiaries in 2015. Its predecessor was established in August 1965 and has served as the center for our research and development efforts. The Zhengzhou Institute specializes in the research and development of technologies for alumina smelting, alumina refining and the development of new products of chemical alumina. Zhengzhou Institute is the only institute in China dedicated to light metals research and has played a key role in bringing about technological innovations in China's aluminum industry. The Zhengzhou Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. In 2014, our Zhengzhou Institute abandoned its primary aluminum production facilities. As of December 31, 2016, the Zhengzhou Institute had a limited production capacity for chemical alumina products, which it uses in connection with its research and development efforts.
Xinghua Technology
We acquired a 66% equity interest in Xinghua Technology in December 2016. Located at Shanxi Province, Xinghua Technology is an alumina plant with an annual alumina production capacity of approximately 350,000 tonnes as of December 31, 2016. It produced approximately 320,200 tonnes of alumina and approximately 8,550 tonnes of chemical alumina in 2016.

Competition
Competition from Domestic Competitors
Alumina
The Group is a leading enterprise in non-ferrous metal industry in China. Although we face competition from other large domestic refineries, we have several advantages over such competitors, including:
•	we have access to a substantial and stable supply of bauxite;

•	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China;

•	we have strong capabilities in technology research and hold certain proprietary technologies and patents; and

•	we have a substantial workforce that has extensive experience in production and management.

In addition, in order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, MIIT published "Standard Conditions for Aluminum Industry" (the "Standard Conditions") in July 2013, which established a high entry barrier for new alumina producers in China and imposed stringent requirement for existing alumina companies.
Primary Aluminum
We derived all of our primary aluminum revenues from domestic sales in 2016. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2016, our primary aluminum production represented approximately 9.1% of total domestic production in China.
We are a leading enterprise in non-ferrous metal industry in China. Currently, 19 primary aluminum producers in China (including Chalco) have annual production capacity of 500,000 tonnes or more, which collectively represent approximately 86% of the total primary aluminum production capacity in China. Among these 19 primary aluminum producers, 12 primary aluminum producers in China (including Chalco) have annual production capacities of one million tonnes or more, which represent approximately 75% of the total primary aluminum production capacity in China as of 2016. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the Standard Conditions and other administrative regulations, new aluminum projects for expanding production capacity must be approved by the relevant administrative departments and must have stable supply of alumina.
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

•
Vertical integration. As a leading integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations.

•	Quality. We have maintained and will continue to improve on the high quality standards for our primary aluminum which has satisfied national and industrial standards and customers' need.

The primary aluminum produced by most of our smelters satisfies the quality standards of the LME.
Competition from International Competitors
The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2016, China imported approximately 3.03 million tonnes of alumina, representing approximately a 35% decrease from 2015. China had net import of approximately 180,900 tonnes of primary aluminum in 2016, which represented a 47.07% increase from 2015. We expect to continue to face competition from international suppliers of alumina and primary aluminum which are large international companies. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, we expect we will continue to benefit from certain PRC governmental policies that promote large domestic smelters.
Research and Development
Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2016, we completed 136 technological projects, including 89 independent research and development projects, 41 special key science and technology projects and six science and technology application projects. In addition, we filed a total of 109 patent applications in 2016.
As of December 31, 2016, we owned 1,472 patents, which were primarily related to technologies and processes, equipment and new products. Once registered, a patent in China for an invention is valid for 20 years and for a utility model or a design, 10 years from the date of the patent application. As of December 31, 2016, we owned 25 trademarks, each of which had a term of 10 years.
We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We are neither involved in any material intellectual property disputes against us nor are we pursuing any legislation relating to intellectual property rights against any party.
Environmental Protection
Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. For example, the PRC government has set discharge standards for air and water emissions to air and water. To enforce these standards, national environmental protection authorities have imposed discharge fees that increase for each incremental amount of discharge up to the limit set by the regulation. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures, which are subject to the relevant agency's approval, or order the closure of any operations that fail to comply with applicable regulations.
The pollutants discharged from our alumina refining process include red mud, waste water and gas emissions and particulates. Our primary aluminum production process generates fluorides, pitch fume and particulates. It is illegal to release these pollutants untreated and the discharge of these pollutants when treated must comply with national and local discharge limits.
Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2016, we passed the annual review and these accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. Through these efficiency initiatives, we estimate that we conserved the energy equivalent of 727,000 tonnes of standard coal in 2016. We have incorporated clean technology and processes into our operations with a view to promoting the concept of "zero emission" plants. Since 2009, we have achieved our target of zero industrial waste water emission.
Our total expenditures for maintaining compliance with environmental laws and regulations were RMB520.2 million, RMB627.3 million and RMB657.5 million for 2014, 2015 and 2016, respectively. In 2016, we did not have any major environmental pollution incidents.
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
We are covered under the work-related injury insurance required by the relevant local government labor departments, and we have procured additional business accidental insurance for our employees. More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness.
Our insurance premiums were RMB33.4 million, RMB33.2 million and RMB35.8 million in 2014, 2015 and 2016, respectively.
Seasonality
Our business is not subject to seasonality.
Cyber Security
With respect to our internal internet policies on cyber-security, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. In 2016, we did not experience any material cyber-security incidents or related losses.
Regulatory Overview
Producers of alumina and primary aluminum are subject to national industrial policies and relevant laws and regulations in areas of environmental protection, import and export, land use, foreign investment regulation and taxation. We are also subject to regulations relating to activities such as mining.
We are principally subject to governmental supervision and regulation by four agencies of the PRC government:
•
the NDRC, which sets and implements the major policies concerning China's economic and social development, approves investments exceeding certain amounts, coordinates and improves the reform of the economic system;

•	the Ministry of Land and Resources of China, which has the authority to grant land use rights and mining right permits;

•	the MIIT, which formulates industrial policies and investment guidelines for all industries including the aluminium industry; and

•	the CSRC, the securities regulatory commission of China.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.
Requirements for Capital Investments
Any capital markets financing activities by an enterprise or company incorporated in the PRC such as those to finance capital projects, are subject to approval by the CSRC and/or other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer incorporated in the PRC must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Offering of corporate bonds in the PRC is also subject to supervision of the CSRC. Offering of bonds by a PRC-incorporated company outside the PRC shall be filed with NDRC. For all overseas financing activities by an enterprise or company incorporated in the PRC, the issuer must register with and obtain prior approval from the administrative authorities of foreign exchange. Foreign investment in the exploring and mining of alumina and primary aluminum is permitted by the PRC government.
Standard Conditions for Aluminum Industry
The Standard Conditions provides that bauxite mining, alumina and primary aluminum projects must comply with the state industry policies and overall plans on the development of aluminum industry, land use, urban planning and designation of functional zones. Aluminum smelting enterprises must be appropriately distributed across the relevant regions according to certain conditions including availability of resources, energy and environment. Pursuant to the Standard Conditions, aluminum smelting enterprises located in regions lacking competitive production elements should be gradually moved to more competitive region, and the amount of newly increased production capacity shall be strictly controlled to prevent excessive capacity caused by over-investing. The Standard Conditions further sets standards for production scale and major external conditions for newly established bauxite mining, alumina, electrolytic aluminum and recycled aluminum projects. The MIIT promulgated on April 4, 2014, January 4, 2015 and February 14, 2016, respectively, the first, the second and the third lists of enterprises that meet the Standard Conditions for the aluminum industry. Most of our production branches and subsidiaries have met the Standard Conditions and are included on these lists.
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
The Electric Power Law of China and related rules and regulations govern construction, generation, supply and consumption of electric power. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain a part of our electricity requirements. In October 2007, Chinese government issued "Notice on Further Solutions of the Difference in Electricity Rates", according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises have been gradually abolished. In December 2007, Chinese government issued "Notice of Eliminating Preferential Electricity Rate for High Energy Consuming Enterprises and Related Matters", which further eliminated the preferential electricity price arrangement enjoyed by Chinese primary aluminum enterprises. In December 2013, the NDRC and MIIT issued the "Circular on the Policies for Tiered Pricing of Electricity Used by Electrolytic Aluminum Enterprises" (the "Electricity Tiered Pricing Circular"), which became effective on January 1, 2014, to impose tiers of electricity prices on primary aluminum smelters. Specifically, if the alternating current consumed by any smelter is more than 13,700 kWh per tonne of molten aluminum but less than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.02 per kWh for the electricity used. If the alternating current consumed by any smelter is more than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.08 for per kWh for the electricity used.

Used by Electrolytic Aluminum Enterprises" (the "Electricity Tiered Pricing Circular"), which became effective on January 1, 2014, to impose tiers of electricity prices on primary aluminum smelters. Specifically, if the alternating current consumed by any smelter is more than 13,700 kWh per tonne of molten aluminum but less than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.02 per kWh for the electricity used. If the alternating current consumed by any smelter is more than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.08 for per kWh for the electricity used.
In March 2015, new policies and reforms relating to electricity generation, retail, usage, and other related sectors were introduced. Under "Several Opinions of the CPC Central Committee and the State Council on Further Deepening the Reform of the Electric Power System", a series of reforms relating to electricity pricing, distribution and retail segments, electricity trading, distributed generation, and other aspects has been put forward. We expect that these electricity system reforms will bring about profound impacts on China's electricity market and aluminum industry.
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
If mining activities result in damage to arable land, grassland or afforested area, the mining operator must take measures to return the land to an arable state within the prescribed time frame. Any entity or individual which fails to fulfil its remediation obligations may be fined and denied application for land use rights for new land by the relevant land and natural resources authorities.
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
Mineral products that have been illegally extracted and the related income derived from such activities may be confiscated and may result in fines, revocation of the mining permit and, in serious circumstances, criminal liability.
Energy Conservation Law
The new Energy Conservation Law came into effect on April 1, 2008. It sets out the general principles for reducing energy waste and improving efficiency of energy consumption. It urges the adjustment of industry structure and replacement of high energy consumption projects with new energy or renewable energy resources. In March 2014, the MIIT issued a regulation, the "Opinion on Implementing Supervision of Industrial Energy Conservation", which lists the primary aluminum smelting as one of the high energy consumption operations that will be strictly monitored. In December 2014, the MIIT issued the Guidance for National Industrial Efficiency, which sets forth industrial efficiency standards for producers of major products in industries that involve high energy consumption, which included electrolytic aluminum and aluminum oxide products.
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
C.	ORGANIZATIONAL STRUCTURE
Below is a summary of our corporate structure and principal subsidiaries as of December 31, 2016:

Company	Percentage of ownership interest attribution to the Company	Principal activities

Baotou Aluminum Co., Limited	100%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products
Chalco Hong Kong Ltd.(1)	100%	Overseas investments and alumina import and export activities
Chalco Zunyi Alumina Co., Ltd.	73.28%	Manufacture and distribution of alumina
China Aluminum International Trading Co., Ltd.	100%	Import and export activities
Chalco Mining Co., Ltd.	100%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related non-ferrous metal products
Shandong Huayu Alloy Materials Co., Ltd.	55%	Manufacture and distribution of aluminum alloy
Chinalco Shanxi Jiaokou Xinghua Technology Ltd. (2)	66%	Manufacture and distribution of alumina
Chinalco Shanghai Company Limited	60%	Trading and engineering project management
Shanxi Huasheng Aluminum Co., Ltd.	51%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products
Shanxi Huaze Aluminum and Power Co., Ltd.	60%	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum

Chalco Energy Co., Ltd.	100%	Thermoelectric supply and investment management
Chalco Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing

Guizhou Huajin Aluminum Co., Ltd.	60%	Manufacture and distribution of alumina

Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd.	100%	Research and development services
Chalco Shandong Co., Ltd.	100%	Manufacture and distribution of alumina

Chalco Zhongzhou Aluminum Co., Ltd.	100%	Manufacture and distribution of alumina
.
China Aluminum Logistics Group Corporation Co., Ltd. (3)	100%	Logistic transportation

(1)	Chalco HongKong Ltd. is incorporated in Hong Kong. All other principal subsidiaries are incorporated in the PRC.

(2)	We directly hold 33% shares and indirectly hold 33% shares, through Chalco Shandong Co., Ltd.

(3)	We directly hold 81.87% shares and indirectly hold 18.13% shares, through China Aluminum International Trading Co., Ltd. of China Aluminum Logistics Group Corporation Co., Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT
Mines
Bauxite Mines
The following map sets forth details of the area surrounding Pingguo mine, our largest bauxite mine in China:

N
JIAOMEI AREA
NADOU AREA
TAPING AREA
LEGEND
SCALE
PINGGUO PLANT
PINGGUO MINE
AS O
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
Our mines in Indonesia have access to local roads. Prior to suspension of productions, the two mines were powered by diesel fuel and are equipped with washing machines.
Coal Mines
We acquired 70% of the equity interest in Gansu Huayang in March 2011, which holds exploration rights for certain coal deposits in Gansu Province, namely, Luochuan mine. The exploration permit will expire in October 2018. Luochuan mine is an underground mine. We have completed the exploration but have not commenced development of Luochuan mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with United States Securities and Exchange Commission Industry Guide 7 ("Industry Guide 7").
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
Wangwa mine and Wangwa No. 2 mine are currently in extraction stage. We primarily use comprehensive mechanized longwall mining method to extract coal from Wangwa mine and Wangwa No. 2 mine and we use advanced coal mining equipment including hydraulic roof supports and shearers. Yindonggou mine has completed construction for capacity expansion and technology upgrade and is currently in trial production. The mining permit of Yindonggou mine will expire in July 2036. Ningxia Energy holds 50% of the interest in Yinxingyijing mine with the joint owner not participating in the operation of such mine. Yinxingyijing mine is currently under development. The exploration permit of Yinxingyijing mine will expire in August 2018 and we are in the process of applying for mining permit.
The following table sets forth detailed information on Wangwa mine and Wangwa No. 2 mine:
	Wangwa mine	Wangwa No. 2 mine

Nature of Ownership	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco

Commencement of construction	1984(1)	2007
Commencement of extraction	1990(1)	2010
Permit renewal	May 2017	July 2017

Mining recovery rate (%)(2)	78	81
Depth of mine (meters underground)	400	400
Average thickness of main coal seam (meters)	6-11	8-10

Calorific value (Kcal/kg)	4,900-5,100	4,800-5,000
Sulphur content (%)	1.1	1.2
Average ash content (%)	14.2	15.3

(1)	Wangwa mine is currently under construction for expansion, the original production capacity of which was 1.5 million tonnes.

(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.

For the year ended December 31, 2016, Ningxia Energy incurred capital expenditures of approximately RMB457.9 million on infrastructure construction.
Land
Chinalco leases to us 410 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 50.33 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:
•
398 pieces of allocated land with an area of approximately 49.03 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and

•	12 pieces of land with an area of approximately 1.3 million square meters. Chinalco has paid the land premiums and obtained land use rights certificates.

The land is leased for the following terms:
•
allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, whose leased terms shall end on the expiration date of the mining rights or at the end of the actual mine life, whichever is earlier);

•	granted land: until expiration of the relevant land use right permits; and

•
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
We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. As of the date of this annual report, we leased 171 buildings to Chinalco, with an aggregate gross area of approximately 207,033 square meters. Chinalco leases 88 buildings to us, with an aggregate gross area of approximately 160,754 square meters. On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, for leasing the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Haidian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. On October 15, 2008, our tenancy agreement with China Aluminum Development Company Limited expired, and we renewed the tenancy agreement to extend it for another three years commencing on October 16, 2008, pursuant to which, the aggregated gross floor area we leased under such tenancy agreement was increased to 30,188.0 square meters. On October 10, 2010, we entered into a supplemental tenancy agreement with China Aluminum Development Company Limited, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was reduced to 26,036.3 square meters. On October 15, 2011, we renewed the tenancy agreement to extend it for another two years, pursuant to which, the aggregate gross floor area we lease under the tenancy agreement was further reduced to 23,551 square meters. On March 26, 2013, we renewed the tenancy agreement with its term to be expired on December 31, 2015. In March 2016, we renewed the tenancy agreement with its term to be expired on December 31, 2017, with an aggregate gross area of approximately 22,285 square meters.
For environmental issues in relation to the utilization of our assets, please refer to "- Environmental Protection."
Our Expansion
Our expansion projects in 2016 primarily include:
•
The mining project of Zhongzhou for the bauxite at Duancun-Leigou: Investment in project construction amounted to RMB1,358 million, and by the end of 2016, an aggregate of RMB1,079 million of capital expenditure had been incurred. In November 2016, the project was ready for mining operation and commenced trial production, creating an additional production capacity of 1,600,000 tonnes of bauxite per annum.

•
The underground mining project of 0-24 line in Guizhou Maochang Mine: Investment in project construction is expected to amount to RMB787 million, and by the end of 2016, an aggregate of RMB714 million of capital expenditure had been incurred. The project was completed and commenced trial production in June 2016, creating an additional production capacity of 1,200,000 tonnes of bauxite per annum.

•	Capacity expansion and technology upgrade of Wangwa mine: The project is planned to have a total annual capacity of 6.0 million tonnes. We expect to invest a total amount of approximately RMB3.1 billion in this project.

•	The 500,000-tonne aluminum alloy product structure adjustment, upgrade and technical innovation project of Inner Mongolia Huayun: Investment in project construction amounted to RMB5,911 million, and by the end of 2016, an aggregate of RMB2,200 million of capital expenditure had been incurred. The first batch of electrolytic cells from the project is expected to be put into production in August 2017, which will bring an additional production capacity of 500,000 tonnes per annum.

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
Overview
We are a leading enterprise in the non-ferrous metal industry in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:
•
Our alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 89% of the total production volume for this segment in 2016. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high-value metal with applications in the electronics and telecommunication industries.

•
Our primary aluminum segment, which consists of the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys which accounted for approximately 19%, 52% and 29%, respectively, of our total production volume of primary aluminum in 2016. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

•
Our trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials, and providing logistics and transport services to our internal manufacturing plants and external customers in the PRC. We established our trading business as a separate segment in July 2010 as a result of the implementation of our operational structural exercise.

•
Our energy segment, which consists of coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2016, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.

•	Our corporate and other operating segment, which consists of corporate and other aluminum-related research, development, and other activities of the Group.

We used to be engaged in aluminum fabrication operations, where we processed primary aluminum for the production and sales of various aluminum fabrication products. As approved at our 2012 annual general meeting held on June 27, 2013, we disposed of substantially all of our aluminum fabrication operations to Chinalco. As a result, we ceased to have our aluminum fabrication business as a separate segment in June 2013.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with IFRSs as issued by the IASB, which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas in our financial reporting involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.
Property, Plant and Equipment-recoverable amount
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

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
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within "other gains, net" in profit or loss.
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
Intangible assets - goodwill
Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the fair value of the share of the net identifiable assets of the acquiree at the date of acquisition.
For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.
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
Coal reserve estimates and units-of-production amortization for coal mining rights
External qualified valuation professionals evaluate "economically recoverable reserves" based on reserves estimated by external qualified exploration engineers in accordance with the PRC standards. Engineering estimates of our coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. Economically recoverable reserve estimates are updated on a regular basis and have taken into account recent production and technical information about each mine.
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
Deferred tax assets are recognized for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses can be utilized or other temporary difference could be recovered. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of our deferred tax assets as of December 31, 2016 was RMB1,687 million, compared with approximately RMB2,279 million as of December 31, 2015, without taking into consideration the offsetting of the balances within the same tax jurisdiction. The amount of unrecognized tax losses as of December 31, 2016, was RMB21,957 million, compared with approximately RMB22,328 million as of December 31, 2015.
An entity shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied: (a) the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and (b) it is probable that the temporary difference will not reverse in the foreseeable future. We believe that the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures satisfy the above criteria and, therefore, relevant deferred tax liabilities was recognized as disclosed in Note 11 to our consolidated financial statements.

We believe we have recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary, which would impact our results or financial position.
Revenue recognition
We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to us and specific criteria have been met for each of our activities (see descriptions below).
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

We provide machinery processing, transportation and packaging services and other services to third- party customers. These services are recognized in the period when the related services are provided.

Investment in joint ventures and associates - recoverable amount
In accordance with the Group's accounting policy, each investment in joint ventures and associates is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.
Fair value is determined as the amount that would be obtained from the sale of the investment in an arm's length transaction between knowledgeable and willing parties.
Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the investments. In such circumstances, some or all of the carrying value of the investments may be impaired and the impairment would be charged against profit or loss.
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
Economic Condition of China and the World
As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China's economy continued to experience growth despite the negative effects of the global financial crisis beginning in the second half of 2008 and economic recession in 2009, as well as general market volatility and changing macroeconomic conditions. However, the growth of China's economy has shown signs of slowing down since 2014, with GDP growth of 6.9% from 2014 to 2015 and 6.7% from 2015 to 2016,  as compared to 7.5% from 2013 to 2014.
The global output of alumina in 2016 increased approximately 0.3% from 2015 to approximately 121.2 million tonnes. The global alumina consumption in 2016 increased approximately 3.7% from 2015 to approximately 122.2 million tonnes. In 2016, the domestic output of alumina products increased approximately 2.6% from 2015 to approximately 60.2 million tonnes and the domestic consumption for alumina increased approximately 4.2% from 2015 to approximately 64.4  million tonnes.
The global output of primary aluminum in 2016 increased approximately 2.9% from 2015 to approximately 58.9 million tonnes. The global consumption of primary aluminum in 2016 increased approximately 3.0% from 2015 to approximately 59.6 million tonnes. In 2016, the domestic output of primary aluminum increased approximately 4.8% from 2015 to approximately 32.5 million tonnes and the domestic consumption of primary aluminum increased approximately 6.7% from 2015 to approximately 32.7 million tonnes.
For the year ended December 31, 2016, we had cost of sales of RMB133,508.5 million, compared with cost of sales of RMB120,982.8 million for the year ended December 31, 2015.
Mix and Pricing of Our Products
We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We sell most of our self-produced products through Chalco Trading, taking into account the spot market prices and SHFE prices. In 2016, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 6.5%, 20.5%, 69.7% and 3.0%, respectively, of our consolidated total revenues after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed "Item 4. Information of the Company - B. Business Overview - Sales and Marketing."
The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading coordinates the external sales of our alumina products. The alumina prices in both domestic and international market have shown a general increase trend in 2016 as a result of the effect of the significant improvement of the demand and supply in the global aluminum market. In 2016, the spot price of alumina in the international market reached a high of approximately US$350.5 per tonne and bottomed out at approximately US$197 per tonne, and the average spot price of alumina in the international market was approximately US$254 per tonne, representing a decrease of 15.3% from 2015. The spot price of alumina in the domestic market reached a high of RMB3,080 per tonne and bottomed out at RMB1,525 per tonne, and the average spot price of alumina in the domestic market was approximately RMB2,070 per tonne, representing a decrease of 11.7% from 2015. Our average selling price of alumina decreased by 15% from RMB2,391 per tonne in 2015 to RMB2,016 per tonne in 2016.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the SHFE prices and spot market prices. Fluctuations in the SHFE spot prices have a significant effect on our operating results. In 2016, three month aluminum futures prices reached a high of USD1,794.5 per tonne and a low of USD1,449 per tonne on LME; and a high of RMB14,850 per tonne and a low of RMB10,405 per tonne on SHFE. The gradual increase of aluminum prices in global and domestic markets was primarily attributable to the improvement of supply and demand in global aluminum market. In terms of international market, the international price of aluminum faced an upward trend with fluctuations. Favorable global manufacturing conditions has supported a stable consumption of aluminum. Meanwhile, with limited restarted and newly added aluminum production capacity, the international aluminum market was short of supply resulting in an increasing shortage gap. Especially in the fourth quarter in 2016 as a result of the serious tightness in supply in China, and massive capital inflow, the prices for aluminum soared, with three- month aluminum futures prices at LME breaking through USD1,700 per tonne and reaching a high of USD1,794.5 per tonne in November. In terms of the domestic market, impacted by flexible production arrangements by a number of aluminum producers in China, the growth in aluminum production dropped to its lowest level in the decade. As such, China aluminum market was in short of supply, which caused the general increase in aluminum price in 2016. After the spring festival of 2016, benefiting from the China's favorable supply and demand situation, domestic future aluminum price rapidly bounced back. After September, as a result of increased costs of railway transportation and utilization of railway transportation approaching its maximum capacity, the volume of aluminum delivered for consumption areas continued to drop, which resulted in a tightness of supply in spot aluminum market. In 2016, aluminum price in the domestic market were increasing on a continuous basis beyond the market expectation, even though average prices were still lower than 2015. The average three- month aluminum futures prices at SHFE decreased by 1.6% from RMB12,300 per tonne in 2015 to RMB12,101 per tonne in 2016. Our average selling price of primary aluminum increased by 2% from RMB12,205 per tonne in 2015 to RMB12,496 per tonne in 2016.
Price Volatility of Non-ferrous Metal and Coal Products.
Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amounts of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from the trading of outsourced products in 2016 due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2016 was approximately RMB82,146.5 million, representing approximately 81.8% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in the non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operation result, as we need to make the correct prediction concerning the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.
Manufacturing Costs
Our cost of revenues consists primarily of the costs of raw materials, overhead cost and electric power cost which is our principal energy cost. Our principal raw material is bauxite. For the years ended December 31, 2014, 2015 and 2016, bauxite supplied by our mines accounted for 55.4%, 55.4%and 47%, respectively, of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2016, as a result of decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices during the manufacturing process, our average cost of alumina per tonne decreased by approximately 12% from that in 2015.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature, such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2016, we continued to focus on lowering production costs and increasing production efficiency through reducing raw material consumption by improving technology and internal management.
Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 37% of our unit production cost for primary aluminum in 2016. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to, or the destruction of, production equipment and facilities. Our average annual electricity price per kilowatt-hour decreased by 18.8% from 2014 to 2015 and decreased by 16% from 2015 to 2016.
Availability and Costs of Financing
We require a significant amount of capital to fund our operations. For example, we need substantial amounts of funds for expanding our operations, purchasing and maintaining equipment and procuring commodities. We have in the past funded our capital expenditures primarily with bank loans and the issuance of medium-term notes and bonds and long-term bonds. The availability of financing is subject to various factors, including our credit history and PRC Government's policy on credit markets. Over the years, we have maintained good relationships with the commercial banks in China, which enables us to access bank financing at relatively low costs. In recent years, the PRC government had tightened its monetary policies to control inflation, including increasing interest rates on bank loans and deposits and tightening the money supply. The PRC government has loosened its monetary policy and lowered interest rates on bank loans since the end of 2014. However, any change towards stricter lending policies in the future may, among other things, affect our ability to obtain financing and may in turn adversely affect our operating results.
Our finance costs decreased by 16% from 2015 to 2016, primarily due to a decrease in size and interest rate of interest-bearing debts. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.
In addition, our borrowing costs and access to debt financing depend significantly on our credit ratings. These ratings, including long-term corporate credit ratings and financing bond credit ratings, are assigned by rating agencies, which may lower or withdraw their ratings. Any change in our credit ratings or average interest rate could have negative implications, which may increase our finance costs and affect our financial results.
Regulatory Environment
The central and local governments in the PRC continues to exercise a substantial degree of control and influence over the aluminum and other non-ferrous metal products industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

Selected Statement of Operation Items
Revenue
Our revenue is primarily generated from sales of alumina, primary aluminum, other non-ferrous metal products and coal products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues were derived from research and development activities and other products and services. In 2010, we established our trading business as a new business segment.
Cost of Sales
Our cost of sales consists primarily of the purchase of inventories in relation to trading activities, the cost of the raw materials and consumables used, the electric power cost which is our principal energy cost, the fixed cost and employee benefit expenses. For the years ended December 31, 2014, 2015 and 2016, our cost of sales was RMB141,438.2 million, RMB120,982.8 million and RMB 133,508.5 million, respectively, and accounted for 99.6%, 98.0% and 92.7% of the total consolidated revenues for those periods.
Operating Expenses
Selling and Distribution Expenses. Our selling and distribution expenses consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses, employee benefit expenses for employees in selling and distribution department, warehouse and other storage fees, depreciation of non-production property, plant and equipment, sales commissions and other handling fees, marketing and advertising expenses, among others. Selling and distribution expenses accounted for 14.1%, 41.4% and 36.6% of our total operating expenses for the years ended December 31, 2014, 2015 and 2016, respectively.
General and Administrative Expenses. Our general and administrative expenses consist primarily of early retirement benefit expenses, employee benefit expenses for directors and officers and employees in administrative department and, to a lesser extent, taxes other than income tax expenses, impairment of intangible assets, depreciation of non-production property, plant and equipment, provision for impairment of receivables, termination benefit expenses, operating lease rental expenses, travelling and entertainment, legal and other professional fees, amortization of land use rights and leasehold land, utilities and office supplies, insurance expense, pollutants discharge fees, repairs and maintenance expenses, auditors' remuneration, amortization of intangible assets, and others. General and administrative expenses accounted for 38.5%, 54.5% and 59.4% of our total operating expenses for the years ended December 31, 2014, 2015 and 2016, respectively. Employee benefit expenses, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, termination benefit and retirement benefit cost-defined contribution schemes, comprise a significant component of our general and administrative expenses, accounting for 53.4%, 43.4% and 51.0% of our total general and administrative expenses for the years ended December 31, 2014, 2015 and 2016, respectively.
Research and Development Expenses. Our research and development expenses accounted for 2.3%, 3.9% and 3.0% of our total operating expenses for the years ended December 31, 2014, 2015 and 2016, respectively.
Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment accounted for 45.1%, 0.2% and 1.0% of our total operating expenses for the years ended December 31, 2014, 2015 and 2016, respectively.
Other Income
Other income consists primarily of research subsidies, grants on energy saving, environment protection projects and industrial development support from the government.

Other Gains, net
Our other net gains in 2016 were RMB166.6 million, which consisted primarily of gains on disposal of equity interest, property, plant and equipment and land use rights and gains on financial products, partially offset by losses on future, forward and option contracts.
Finance Income
Our finance income consists primarily of interest income. For the year ended December 31, 2016, our finance income was RMB815.7 million, and accounted for 0.6% of the total consolidated revenues.
Finance Costs
Our financing costs consist primarily of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government's efforts to regulate the PRC economy. In 2016, we incurred interest expense (net of capitalized interest) of RMB4,740.2 million on our borrowings.
Share of Profits and Losses of Joint Ventures
Our share of profits and losses of joint ventures is the profit attributable to us from our joint ventures, based on our equity interests in such joint ventures. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.
Share of Profits and Losses of Associates
Our share of profits and losses of associates is the profit attributable to us from our associates, based on our equity interests in such associates. An associate is an entity over which we have significant influence but not control.
Consolidated Results of Operations
The following table sets forth certain income and expense items as a percentage of our revenues from our consolidated statements of comprehensive income for the periods indicated:
	Year Ended December 31,
	2014		2015		2016
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in millions, except percentage)

Revenue	142,059.7	100.0	123,475.4	100.0	144,065.5	20,749.7	100.0
Cost of Sales	(141,438.2)	(99.6)	(120,982.8)	(98.0)	(133,508.5)	(19,229.2)	(92.7)

Gross Profit	621.5	0.4	2,492.6	2.0	10,557.0	1,520.5	7.3
Selling and distribution expenses	(1,766.7)	(1.2)	(1,784.1)	(1.4)	(2,065.5)	(297.5)	(1.4)
General and administrative expenses	(4,843.4)	(3.4)	(2,346.6)	(1.9)	(3,348.3)	(482.3)	(2.3)
Research and development expenses	(293.8)	(0.2)	(168.8)	(0.1)	(168.9)	(24.3)	(0.1)
Impairment loss on property, plant and equipment	(5,679.5)	(4.0)	(10.0)	<0.1	(57.1)	(8.2)	<0.1
Other income	824.0	0.6	1,771.0	1.4	745.2	107.3	0.4
Other gains, net	356.9	0.2	5,023.6	4.1	166.7	24.0	0.1

Operating (loss)/profit	(10,781.0)	(7.6)	4,977.7	4.1	5,829.1	839.5	4.0
Finance Income	1,047.6	0.7	812.4	0.6	815.6	117.5	0.7
Finance cost	(6,733.8)	(4.7)	(5,961.0)	(4.8)	(5,004.7)	(720.8)	(3.5)
Share of profits and losses of joint ventures	89.5	0.1	23.2	<0.1	(95.5)	(13.8)	(0.1)
Share of profits and losses of associates	350.6	0.2	284.6	0.2	115.1	16.6	0.1

(Loss)/profit before income tax	(16,027.1)	(11.3)	136.9	0.1	1,659.6	239.0	1.2
Income tax (expense)/benefit	(1,074.9)	(0.7)	230.1	0.2	(404.1)	(58.2)	(0.3)

(Loss)/Profit for the year	(17,102.0)	(12.0)	367.0	0.3	1,255.5	180.8	0.9

No customer individually accounted for more than 10% of our total sales for the year ended December 31, 2016. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 7.7%, 11.6% and 9.1% of consolidated revenues for the years ended December 31, 2014, 2015 and 2016, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions" and Note 36 to our audited consolidated financial statements.
Year Ended December 31, 2016 Compared with Year Ended December 31, 2015
Revenue
Our revenue increased by 16.7% from RMB123,475.4 million for the year ended December 31, 2015, to RMB144,065.5 million for the year ended December 31, 2016, primarily due to the increase of trading volume during the year.
Cost of Sales
Our cost of sales increased by 10.4% from RMB120,982.8 million for the year ended December 31, 2015, to RMB133,508.5 million for the year ended December 31, 2016, primarily due to the increase of trading volume during the year.
Selling and Distribution Expenses
Our selling and distribution expenses amounting RMB2,065.5 million for the year ended December 31, 2016, slightly increased from RMB1,784.1 million for the year ended December 31, 2015.
General and Administrative Expenses
Our general and administrative expenses increased by 42.7% from RMB2,346.6 million for the year ended December 31, 2015, to RMB3,348.3 million for the year ended December 31, 2016, primarily attributable to costs incurred for the reposition of certain redundant personnel for the purpose of enhancing productivity.

Research and Development Expenses
Our research and development expenses remain relatively stable around RMB168.9 million from 2015 to 2016.
Other Income
Other income decreased from RMB1,771.0 million in the year ended December 31, 2015 to RMB745.2 million for the year ended December 31, 2016, primarily due to changing of the way that the government provided support for our Group.
Other Gains, Net
Our net other gains decreased from RMB5,023.6 million for the year ended December 31, 2015 to RMB166.7 million for the year ended December 31, 2016, primarily due to relatively more gains generated from disposal of property, plant and equipment and land use rights and equity interests in Jiaozuo Wanfang and Shanxi Huaxing in 2015.
Finance Income
Our finance income slightly increased from RMB812.4 million for the year ended December 31, 2015 to RMB815.6 million for the year ended December 31, 2016.
Finance Costs
Our finance costs decreased by 16.0% from RMB5,961.0 million for the year ended December 31, 2015 to RMB5,004.7 million for the year ended December 31, 2016, primarily due to decline in lending rates and adjustment to the size of interest-bearing liabilities.

Share of Profits and Losses of Joint Ventures
We incurred a loss of RMB95.5 million in our share of profits and losses of joint venture for the year ended December 31, 2016, whereas we had a profit of RMB23.2 million in our share of profits and losses of joint venture for the year ended December 31, 2015. This was primarily attributable to decrease in the profits of our joint ventures.
Share of Profits and Losses of Associates
Our share of profits and losses of associates decreased by 59.6% from RMB284.6 million for the year ended December 31, 2015 to RMB115.1 million for the year ended December 31, 2016, primarily attributable to the decrease in the profit of our associates.
Income Tax
Our income tax benefit was RMB230.1 million for the year ended December 31, 2015, whereas we had income tax expense of RMB404.1 million for the year ended December 31, 2016. This was mainly attributable to more income taxes recognized as a result of increase in profit for the year 2016.
Results of Operations
As a result of the foregoing, our net profit increased from RMB367.0 million for the year ended December 31, 2015 to  RMB1,255.5 million for the year ended December 31, 2016.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014
Revenue
Our revenue decreased by 13.1% from RMB142,059.7 million for the year ended December 31, 2014, to RMB123,475.4 million, primarily due to the decrease in selling price and sales volume during the year. Our average selling price of alumina decreased by 4.28% from RMB2,498 per tonne in 2014 to RMB2,391 per tonne in 2015. Our average selling price of primary aluminum decreased by 9.9% from RMB13,546 per tonne in 2014 to RMB12,205 per tonne in 2015.
Cost of Sales
Our cost of sales decreased by 14.5% from RMB141,438.2 million for the year ended December 31, 2014, to RMB120,982.8 million for the year ended December 31, 2015, primarily due to the decrease in production cost and sales volume of our principal products. In 2015, due to decreases in power and raw material consumption per production unit and decreases in raw materials, fuel and electricity prices, our average cost of alumina per tonne decreased by approximately 11.9% from that in 2014. Our production cost of primary aluminum decreased by 8.4% from 2014 to 2015, primarily due to decreases in the prices of raw materials, fuel and electricity, and decreases in power and raw material consumption per production unit. In particular, our average annual electricity price decreased by 18.8% from 2014 to 2015.
Selling and Distribution Expenses
Our selling and distribution expenses amounted to RMB1,784.1 million for the year ended December 31, 2015, slightly increased from RMB1,766.7 million for the year ended December 31, 2014.
General and Administrative Expenses
Our general and administrative expenses decreased by 51.6% from RMB4,843.4 million for the year ended December 31, 2014, to RMB2,346.6 million for the year ended December 31, 2015, primarily attributable to further control of various expenses taken in 2015, and the costs of approximately RMB1,536.3 million relating to the provision for termination and early retirement benefits in respect of the early retirement of employees and those with termination of labor relationship through negotiation made by the Group in 2014.
Research and Development Expenses
Our research and development expenses decreased by 42.5% from RMB293.8 million for the year ended December 31, 2014 to RMB168.8 million for the year ended December 31, 2015, primarily because we included the expenses on research and development of the 600kA-grade electrolytic aluminum technology in the research and development expenses in 2014, while we did not include such expenses in the research and development expenses in 2015.
Impairment Loss on Property, Plant and Equipment
Our impairment loss on property, plant and equipment decreased from RMB5,679.5 million for the year ended December 31, 2014, to RMB10.0 million for the year ended December 31, 2015, primarily due to provisions of substantial impairment for certain property, plant and equipment of our Company in 2014 that resulted from general market factors beyond our control, such as the continuous decrease of aluminum prices and poor market conditions in the photovoltaic and silicon industries that we participate in, while we did not make such provisions in 2015.
Other Income
Other income increased from RMB824.0 million in the year ended December 31, 2014, to RMB1,771.0 million for the year ended December 31, 2015, primarily due to the increase of subsidies we received from the government for supporting the development of enterprises and implementation of environmental protection projects.

Other Gains, Net
Our net other gains increased from RMB356.9 million for the year ended December 31, 2014, to RMB5,023.6 million, primarily due to the capital operation, introduction of strategic investors and revitalization of stock assets carried out by us in 2015.
Finance Income
Our finance income decreased by 22.5% from RMB1,047.6 million for the year ended December 31, 2014, to RMB812.4 million for the year ended December 31, 2015, primarily attributable to a decrease in interest income of receivables from disposal of subsidiaries, businesses and assets in 2013 due to a decrease in interest rate and size of the receivables.
Finance Costs
Our finance costs decreased by 11.5% from RMB6,733.8 million for the year ended December 31, 2014, to RMB5,961.0 million for the year ended December 31, 2015, primarily due to a decrease in interest rate and size of interest-bearing debts.
Share of Profits and Losses of Joint Ventures
Our share of profits and losses of joint ventures decreased by 74.1% from RMB89.5 million for the year ended December 31, 2014, to RMB23.2 million for the year ended December 31, 2015, primarily attributable to decrease in the profits of our joint ventures due to general market conditions.
Share of Profits and Losses of Associates
Our share of profits and losses of associates decreased by 18.8% from RMB350.6 million for the year ended December 31, 2014, to RMB284.6 million for the year ended December 31, 2015, primarily attributable to the decrease of our shareholding in Jiaozuo Wanfang resulting in the loss of control and a decrease in the profits of our associates due to general market conditions.
Income Tax
Our income tax expense was RMB1,074.9 million for the year ended December 31, 2014, whereas we had income tax benefit of RMB230.1 million for the year ended December 31, 2015. This was mainly attributable to the fact that deferred tax assets from accumulated losses and deductible temporary differences were written down during 2014.
Results of Operations
As a result of the foregoing, we had net loss of RMB17,102.0 million for the year ended December 31, 2014, whereas we had net profit of RMB367.0 million for the year ended December 31, 2015.
Discussion of Segment Operations
We account for our operations on a segmental basis; that is, separately preparing the accounting for our alumina, primary aluminum, trading, energy and corporate and other operating segments. Unless otherwise indicated, also included in these segments are other revenues derived from activities such as supplying electricity, gas, heat and water to our affiliates, selling scrap and other materials and providing services including transportation and research and development to third parties. For additional information relating to our business segments and segment presentation, see Note 4 to our consolidated financial statements.
The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

	Before Elimination of Inter-segment Sales
	Year Ended December 31,
	2014	2015	2016	2016	2016	2016
	RMB	RMB	RMB	US$	%	%
	(in millions, except percentage)

Revenue
Alumina:
External sales	5,913.5	6,661.2	9,355.5	1,347.5	5.1	6.5
Inter-segment sales	24,852.3	26,643.8	20,449.4	2,945.3	11.1

Total	30,765.8	33,305.0	29,804.9	4,292.8	16.2

Primary aluminum:
External sales	30,390.4	28,111.8	29,482.3	4,246.3	16.1	20.5
Inter-segment sales	10,260.1	8,861.4	4,981.9	717.5	2.7

Total	40,650.5	36,973.2	34,464.2	4,963.8	18.8

Trading
External sales	100,346.2	84,222.2	100,439.4	14,466.3	54.7	69.7
Inter-segment sales	9,761.8	9,908.9	13,906.5	2,003.0	7.6

Total	110,108.0	94,131.1	114,345.9	16,469.3	62.3

Energy
External sales	5,094.2	4,192.8	4,382.3	631.2	2.4	3.0
Inter-segment sales	148.1	98.1	137.5	19.8	0.1

Total	5,242.3	4,290.9	4,519.8	651.0	2.5

Corporate and others
External sales	315.4	287.4	406.0	58.5	0.2	0.3
Inter-segment sales	32.6	15.0	98.4	14.2	0.1

Total	348.0	302.4	504.4	72.7	0.3

Total Revenues before inter-segment eliminations	187,114.6	169,002.6	183,639.2	26,449.5	100.0
Eliminations of inter-segment sales	(45,054.9)	(45,527.2)	(39,573.7)	(5,699.8)	(21.6)

Consolidated total revenues	142,059.7	123,475.4	144,065.5	20,749.7	78.4	100.0
The following table sets forth segment results before income tax by segment for the periods indicated:

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in millions)

Alumina:
Revenues	30,765.8	33,305.0	29,804.8	4,292.8
Cost and expenses(1)	(36,795.4)	(31,394.4)	(28,860.3)	(4,156.8)

Segment results(2)	(6,029.6)	1,910.6	944.5	136.0

Primary aluminum:
Revenues	40,650.5	36,973.2	34,464.2	4,963.9
Cost and expenses(1)	(47,017.0)	(38,360.1)	(32,280.4)	(4,649.4)

Segment results(2)	(6,366.5)	(1,386.9)	2,183.8	314.5
Trading:
Revenues	110,108.0	94,131.1	114,345.9	16,469.2
Cost and expenses(1)	(109,449.3)	(95,365.7)	(113,536.8)	(16,352.7)

Segment results(2)	658.7	(1,234.6)	809.1	116.5

Energy:
Revenues	5,242.3	4,290.9	4,519.8	651.0
Cost and expenses(1)	(6,978.7)	(4,365.1)	(4,486.4)	(646.2)

Segment results(2)	(1,736.4)	(74.2)	33.4	4.8

Corporate and others
Revenues	348.0	302.4	504.4	72.6
Cost and expenses(1)	(2,625.5)	431.4	(2,497.6)	(359.7)

Segment results(2)	(2,277.5)	733.8	(1,993.2)	(287.1)

Elimination(3)	(275.8)	188.2	(318.0)	(45.7)

Total (loss)/profit before income tax	(16,027.1)	136.9	1,659.6	239.0

(1)	Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.

(2)	Segment results refer to profit/(loss) before income tax.

(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2016, Compared with Year Ended December 31, 2015
Alumina Segment
Revenues. Total revenue generated by the alumina segment decreased by 10.5% from RMB33,305.0 million for the year ended December 31, 2015, to RMB29,804.8 million for the year ended December 31, 2016, primarily due to a decrease in average selling price of alumina.
Revenue from external sales of the alumina segment increased by 40.2% from RMB6,661.2 million for the year ended December 31, 2015, to RMB9,355.5 million for the year ended December 31, 2016, primarily due to the increase in the external sales volume of alumina.
Revenue from inter-segment sales of the alumina segment decreased from RMB26,643.8 million for the year ended December 31, 2015, to RMB20,449.4 million for the year ended December 31, 2016.
Cost and expenses. The total cost and expenses for our alumina segment decreased from RMB31,394.4 million for the year ended December 31, 2015, to RMB28,860.3 million for the year ended December 31, 2016, primarily due to a decrease in the prices of materials and energy and improvement in energy efficiency during the manufacturing process.

Segment results. The segment profit for our alumina segment decreased from RMB1,910.6 million for the year ended December 31, 2015 to RMB944.5 million for the year ended December 31, 2016, primarily due to gains from remeasurement of remaining equity interest in Shanxi Huaxing recognized in 2015 and a decrease of approximately 15% in the price of alumina, partially offset by the decrease of approximate12% in cost.
Primary Aluminum Segment
Revenues. Total revenue generated by the primary aluminum segment decreased from RMB36,973.2 million for the year ended December 31, 2015, to RMB34,464.2 million for the year ended December 31, 2016, primarily due to decreases in the sales volume of our primary aluminum products.

Revenue from external sales of the primary aluminum segment increased from RMB28,111.8 million for the year ended December 31, 2015, to RMB29,482.3 million for the year ended December 31, 2016, primarily due to increase in the average external selling price in our primary aluminum products.

Revenue from inter-segment sales of primary aluminum segment decreased from RMB8,861.4 million for the year ended December 31, 2015, to RMB4,981.9 million for the year ended December 31, 2016.
Cost and expenses. The total cost and expenses for our primary aluminum segment decreased from RMB38,360.1 million for the year ended December 31, 2015, to RMB32,280.4 million for the year ended December 31, 2016, primarily due to the decreases in prices of raw materials and electricity and sales volume of our primary aluminum products.
Segment results. Segment loss for our primary aluminum segment was RMB1,386.9 million for the year ended December 31, 2015 whereas we had a segment profit of RMB2,183.8 million for our primary aluminum segment for the year ended December 31, 2016. This was mainly attributable to a year-on-year decrease of approximately 17% in the costs of primary aluminum products.
Trading Segment
Revenues. Total revenue generated by the trading segment increased RMB94,131.1 million for the year ended December 31, 2015 to RMB114,345.9 million for the year ended December 31, 2016,  primarily due to increase in trading volume.
Revenue from external sales of the trading segment increased from RMB84,222.2 million for the year ended December 31, 2015 to RMB100,439.4 million for the year ended December 31, 2016, primarily due to increase in trading volume.
Revenue from internal sales of the trading segment increased from RMB9,908.9 million for the year ended December 31, 2015 to RMB13,906.5 million for the year ended December 31, 2016.
Cost and expenses. The total cost and expenses for our trading segment increased from RMB95,365.7 million for the year ended December 31, 2015 to RMB113,536.8 million for the year ended December 31, 2016, primarily due to increase in trading volume.
Segment results. We incurred segment loss for our trading segment of RMB1,234.6 million for the year ended December 31, 2015 whereas we had a segment profit of RMB809.1 million for the year ended December 31, 2016. This was mainly attributable to the increase in selling prices of the products and timely destocking.

Energy Segment
Revenues. Total revenue generated by the energy segment slightly increased from RMB4,290.9 million for the year ended December 31, 2015 to RMB4,519.8 million for the year ended December 31, 2016.
Revenue from external sales of the energy segment slightly increased from RMB4,192.8 million for the year ended December 31, 2015 to RMB4,382.3 million for the year ended December 31, 2016.
Revenue from internal sales of the energy segment increased from RMB98.1 million for the year ended December 31, 2015 to RMB137.5 million for the year ended December 31, 2016.
Cost and expenses. The total cost and expenses for our energy segment slightly increased from RMB4,365.1 million for the year ended December 31, 2015 to RMB4,486.4 million for the year ended December 31, 2016.
Segment results. We incurred a segment loss of RMB74.2 million for the year ended December 31, 2015, whereas we had a segment profit of RMB33.4 million for the year ended December 31, 2016. This was mainly attributable to gains on disposal of environmental protection business.
Corporate and other operating segment
Revenues. Revenue from the corporate and other operating segment increased from RMB302.4 million for the year ended December 31, 2015 to RMB504.4 million for the year ended December 31, 2016.
Segment results. We had segment profit of RMB733.8 million for the year ended December 31, 2015 whereas we incurred a segment loss of RMB1,993.2 million for the year ended December 31, 2016. This was mainly attributable to gains from capital operation in 2015, while it did not occur in 2016.

Year Ended December 31, 2015, Compared with Year Ended December 31, 2014
Alumina Segment
Revenues. Total revenue generated by the alumina segment increased from RMB30,765.8 million for the year ended December 31, 2014, to RMB33,305.0 million for the year ended December 31, 2015, primarily due to increases in the sales volume of our alumina products, resulting from general market conditions.
Revenue from external sales of the alumina segment increased from RMB5,913.5 million for the year ended December 31, 2014, to RMB6,661.2 million for the year ended December 31, 2015, primarily due to the increase in the sales volume of alumina.
Revenue from inter-segment sales of the alumina segment increased from RMB24,852.3 million for the year ended December 31, 2014, to RMB26,643.8 million for the year ended December 31, 2015.
Cost and expenses. The total cost and expenses for our alumina segment decreased from RMB36,795.4 million for the year ended December 31, 2014, to RMB31,394.4 million for the year ended December 31, 2015, primarily due to a decrease in the prices of materials and energy and improvement in energy efficiency during the manufacturing process.
Segment results. Segment loss for our alumina segment was RMB6,029.6 million for the year ended December 31, 2014, whereas we had segment profit of RMB1,910.6 million for the year ended December 31, 2015. This was mainly attributable to the investment profit from our disposal of Shanxi Huaxing in 2015, which was recognized at its fair value after revaluation, and our control of various expenses resulting in a general decrease of our operating costs in 2015. Meanwhile the segment results of our alumina segment in 2014 was influenced by the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation.

Primary Aluminum Segment
Revenues. Total revenue generated by the primary aluminum segment decreased from RMB40,650.5 million for the year ended December 31, 2014, to RMB36,973.2 million for the year ended December 31, 2015, primarily due to decreases in the sales volume and the average selling price of our primary aluminum products.
Revenue from external sales of the primary aluminum segment decreased from RMB30,390.4 million for the year ended December 31, 2014, to RMB28,111.8 million for the year ended December 31, 2015, primarily due to decreases in the sales volume and average selling price of our primary aluminum products.
Revenue from inter-segment sales of primary aluminum segment decreased by 13.6% from RMB10,260.1 million for the year ended December 31, 2014, to RMB8,861.4 million for the year ended December 31, 2015, primarily due to the decrease in the selling price and sales volume.
Cost and expenses. The total cost and expenses for our primary aluminum segment decreased by 18.4% from RMB47,017.0 million for the year ended December 31, 2014, to RMB38,360.1 million for the year ended December 31, 2015, primarily due to the decreases in prices of raw materials and electricity and sales volume of our primary aluminum products.
Segment results. Segment loss for our primary aluminum segment decreased by 78.2% from RMB6,366.5 million for the year ended December 31, 2014, to RMB1,386.9 million for the year ended December 31, 2015. This was mainly attributable to the net profit from disposal of non-current assets in 2015 and the government subsidies. Meanwhile the segment results of our primary aluminum segment in 2014 was influenced by the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits costs in respect of the early retired employees and those with termination of labor relationship through negotiation.
Trading Segment
Revenues. Total revenue generated by the trading segment decreased by 14.5% from RMB110,108.0 million for the year ended December 31, 2014, to RMB94,131.1 million for the year ended December 31, 2015, primarily due to a decrease in volumes and the average selling price of major aluminum products sold through our trading segment.
Revenue from external sales of the trading segment decreased by 16.1% from RMB100,346.2 million for the year ended December 31, 2014, to RMB84,222.2 million for the year ended December 31, 2015. Revenue from external sales of trading segment for the year ended December 31, 2015 included RMB23,294.8 million of external sales of products produced by us and sold through the trading segment and RMB60,927.4 million of external sales of commodities purchased from external sources including alumina, primary aluminum, carbon products, aluminum fabrication products, coal products and non-ferrous metal products.
Revenue from internal sales of the trading segment slightly increased from RMB9,761.8 million for the year ended December 31, 2014, to RMB9,908.9 million for the year ended December 31, 2015.
Cost and expenses. The total cost and expenses for our trading segment decreased by 12.9% from RMB109,449.3 million for the year ended December 31, 2014, to RMB95,365.7 million for the year ended December 31, 2015, primarily due to the decrease in volumes and the average selling price of major aluminum procured and sold through our trading segment.
Segment results. Segment profit for our trading segment was RMB658.7 million for the year ended December 31, 2014, whereas we incurred segment loss for our trading segment of RMB1,234.6 million for the year ended December 31, 2015. This was mainly attributable to the decrease in the selling price of the products and provision of impairment of inventory made accordingly.

Energy Segment
Revenues. Total revenue generated by the energy segment decreased from RMB5,242.3 million for the year ended December 31, 2014, to RMB4,290.9 million for the year ended December 31, 2015, primarily due to the general decrease in coal price and power production.
Revenue from external sales of the energy segment decreased from RMB5,094.2 million for the year ended December 31, 2014, to RMB4,192.8 million for the year ended December 31, 2015.
Revenue from internal sales of the energy segment decreased from RMB148.1 million for the year ended December 31, 2014, to RMB98.1 million for the year ended December 31, 2015.
Cost and expenses. The total cost and expenses for our energy segment decreased from RMB6,978.7 million for the year ended December 31, 2014, to RMB4,365.1 million for the year ended December 31, 2015.
Segment results. Segment loss was decreased from RMB1,736.4 million for the year ended December 31, 2014, to RMB74.2 million for the year ended December 31, 2015. This was mainly attributable to the provision of substantial impairment loss for assets of silicon and photovoltaic industry subsidiaries in 2014.
Corporate and other operating segment
Revenues. Revenue from the corporate and other operating segment decreased by 13.3% from RMB348.0 million for the year ended December 31, 2014, to RMB302.4 million for the year ended December 31, 2015.
Segment results. We had segment loss for the corporate and other operating segment of RMB2,277.5 million for the year ended December 31, 2014, whereas we had segment profit of RMB733.8 million for the year ended December 31, 2015. This was mainly attributable to the investment profits for disposal of Shanxi Huaxing and Jiaozuo Wanfang in 2015.
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
As of December 31, 2016, our current assets amounted to RMB66,426.2 million, representing a slight increase of 3.0% from RMB64,462.4 million as of December 31, 2015. As of December 31, 2016, our trade and notes receivable amounted to RMB7,327.2 million, representing a increase of 42.5% from RMB5,143.5 million as of December 31, 2015. As of December 31, 2016, our restricted cash and time deposits and cash and cash equivalents balance amounted to RMB25,895.5 million, representing an increase of 14.8% from RMB22,557.4 million as of December 31, 2015, primarily due to an increase in cash and cash equivalents.
As of December 31, 2016, our current liabilities amounted to RMB82,944.6 million, representing an increase of 1.4% from RMB81,807.3 million as of December 31, 2015.
As of December 31, 2016, our net current liabilities amounted to RMB16,518.4 million, representing a decrease of 4.8% from RMB17,344.9 million as of December 31, 2015. As of December 31, 2016, our current ratio (current assets/current liabilities) was 0.80, compared with 0.79 as of December 31, 2015. Our quick ratio ((current assets - inventories - prepayments)/current liabilities) was 0.55 as of December 31, 2016, compared with 0.49 as of December 31, 2015.
We have considered our available sources of funds as follows:

•	Our expected net cash inflows from operating activities in 2016;

•
As of December 31, 2016, we had total banking facilities of approximately RMB134,235 million, of which RMB61,980 million had been utilized and unutilized banking facilities amounted to RMB72,255 million as of December 31, 2016, among which, banking facilities of approximately RMB67,510 million will be subject to renewal during the next 12 months from January 1, 2017. We are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing; and

•	Other available sources of financing from banks and other financial institutions based on our good credit history.

We believe that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board therefore continues to adopt the going concern basis in preparing these financial statements.
Cash Flows and Working Capital
The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:
	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in millions)
Net cash flows generated from operating activities	13,782.3	7,297.0	11,518.7	1,659.0
Net cash flows (used in)/generated from investing activities	(5,139.7)	2,393.1	(4,997.2)	(719.7)
Net cash flows used in financing activities	(3,813.3)	(5,425.6)	(3,661.2)	(527.3)
Net increase in cash and and cash equivalents	4,829.3	4,264.5	2,860.3	412.0
Net Cash Flows Generated from Operating Activities
For the year ended December 31, 2016, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB13,162.8 million and net cash generated from operating activities of RMB11,518.7 million. The adjustment consisted primarily of non-cash and non-operating activities items such as realized and unrealized loss on futures, option and forward contracts of RMB1,135.7 million, finance cost of RMB5,004.7 million, gain on disposal of the Environmental Protection Business of RMB571.3 million and depreciation of property, plant and equipment of RMB6,560.8 million and outflows of RMB1,589.2 million for changes in working capital and outflows of income tax of RMB54.9 million. The outflows from changes in working capital consisted primarily of (i) an increase in trade and notes receivables of RMB3,664.7 million and (ii) a decrease in trade and notes payable of RMB3,447.6 million, and partially offset by (i) a decrease in inventories of RMB2,437.3 million and (ii) a decrease in other current assets of RMB3,460.2 million.
For the year ended December 31, 2015, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB7,378.3 million and net cash generated from operating activities of RMB7,297.0 million. The adjustment consisted primarily of non-cash and non-operating activities items such as finance cost of RMB5,961.0 million, gains on disposal of Shanxi Huaxing of RMB2,588.1 million, gains on disposal of Jiaozuo Wanfang of RMB832.3 million, gains on disposal aluminum production buildings and properties of Guizhou Branch of RMB1,364.8 million, gains on disposals of land use right of Gansu Hualu of RMB375.0 million, gains on disposal Hong Kong property of RMB209.7 million, impairment loss of property, plant and equipment of RMB10.0 million and depreciation of property, plant and equipment of RMB6,931.7 million and inflows of RMB196.1 million for changes in working capital and outflows of income tax of RMB277.3 million. The inflows from changes in working capital consisted primarily of (i) a decrease in inventories of RMB1,793.8 million and (ii) an increase in other payables and accrued liabilities of RMB1,045.8 million, partially offset by an increase in other current assets of RMB815.2 million.

For the year ended December 31, 2014, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB2,889.8 million and net cash generated from operating activities of RMB13,782.3 million. The adjustment consisted primarily of non-cash and non-operating activities items such as finance cost of RMB6,733.9 million, impairment loss of property, plant and equipment of 5,679.5 million and depreciation of property, plant and equipment of RMB7,020.5 million and inflows of RMB11,190.7 million for changes in working capital and outflows of income tax of RMB308.7 million. The inflows from changes in working capital consisted primarily of (i) an increase in trade and notes payables of RMB3,236.2 million, (ii) a decrease in other current assets of RMB3,158.1 million and (iii) an increase in other payables and accrued liabilities of RMB2,745.7 million, partially offset by an increase in restricted cash of RMB647.8 million.
Net Cash Flows Used in /Generated From Investing Activities
The net cash flows used in investing activities of RMB4,997.2 million for the year ended December 31, 2016, whereas we had net cash flows generated from investing activities of RMB2,393.1 million for the year ended December 31, 2015. This was mainly attributable to a cash consideration paid for business combinations under common control this year and a cash inflows generated from disposal of equity interests in Shanxi Huaxing Alumina Co., Ltd.(山西華興鋁業有限公司) and Jiaozuo Wanfang and redemption of principal-protected financial products from banks in the same period last year. In 2014, the net cash flows used in investing activities amounted to RMB5,139.7 million.
Net Cash Flows Used in Financing Activities
The net cash flows used in financing activities were RMB3,661.2 million for the year ended December 31, 2016, representing a decrease of net cash outflows of RMB1,764.4 million from the net outflows of RMB5,425.6 million for the year ended December 31, 2015, mainly attributable to decrease in cash outflow for repayments of short-term and long-term loans. Our net cash used in financing activities for the year ended December 31, 2016, consisted primarily of repayments of short-term and long-term loans of RMB48,318.4 million, repayments of short-term bonds and medium-term notes of RMB13,500.0 million and interest payments of RMB5,028.3 million, partially offset by drawdown of short-term and long-term loans of RMB44,497.4 million.

The net cash flows used in financing activities were RMB5,425.6 million for the year ended December 31, 2015, representing a increase of net cash outflows of RMB1,612.3 million from the net outflows of RMB3,813.3 million for the year ended December 31, 2014, mainly attributable to an increase in cash outflows for repayment of short-term bonds and medium-term notes. Our net cash used in financing activities for the year ended December 31, 2015, consisted primarily of repayments of short-term and long-term loans of RMB59,196.8 million, repayments of short-term bonds and medium-term notes of RMB32,000.0 million and interest payments of RMB6,052.8 million, partially offset by drawdown of short-term and long-term loans of RMB55,810.3 million, issuance of A shares of RMB7,897.5 million, and issuance of senior perpetual securities of RMB2,000.0 million.

Loans and Borrowings
During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2015 and 2016, our gearing ratio (net debts/total capital attributable to owners of the parent as defined in Note 37.3 to our audited consolidated financial statements) was approximately 74%.

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(in millions)
Short-term loans and borrowings
Short-term bank and other loans	35,064.3	32,154.8	4,631.3
Short-term bonds	6,663.7	8,020.0	1,155.1
Gold leasing arrangements		2,990.6	430.7
Current portion of finance lease payable	1,531.6	2,008.7	289.3
Current portion of medium-term notes	6,896.2	8,393.1	1,208.9
Current portion of long-term bank and other loans	4,605.5	4,725.2	680.6
Sub-total	54,761.3	58,292.4	8,395.9
Long-term loans and borrowings
Finance lease payable	6,710.5	6,692.3	964.0
Long-term bank and other loans	32,611.8	31,700.3	4,565.8
Medium-term notes and bonds and	27,711.9	24,057.1	3,464.9
long-term bonds
Less: Current portion of medium-term notes	(6,896.2)	(8,393.1)	(1,208.9)
Current portion of long-term bank and other loans	(4.605.5)	(4.725.2)	(680.6)
Current portion of finance lease payable	(1,531.6)	(2,008.7)	(289.3)
Sub-total	54,000.9	47,322.7	6,815.9
Total borrowings	108,762.2	105,615.1	15,211.8

Less: Bank balances and cash	(20,756.2)	(23,808.0)	(3,429.1)

Net	88,006.0	81,807.1	11,782.7

Bank and Other Loans
The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2016, was 4.44%. Our short-term bank and other loans will mature within one year.
The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2016, was 5.08%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2016:
	As of December 31, 2016
	RMB	US$
	(in millions)
Within 1 year	4,725.2	680.7
Between 1 and 2 years	8,000.7	1,152.3
Between 2 and 5 years	10,275.9	1,480.0
Over 5years	8,698.5	1,252.8
Total	31,700.3	4,565.8

As of December 31, 2016, we had secured loans of RMB15,125 million (including long-term and short-term loans). As of December 31, 2016, long-term loans and borrowings amounting to RMB9,889 million (current portion of RMB933 million and non-current portion of RMB8,956 million) were secured by the contractual right to charge users for electricity generated and no short-term loans and borrowings were secured by letters of credit.
As of December 31, 2016, we had foreign currency denominated loans with a principal amount of RMB23 million in Japanese Yen and RMB1,572 million in U.S. dollars.
Notes and Bonds
The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium- term notes as of December 31, 2016:

	Face value/maturity	Effective interest rate	December 31, 2016
	(RMB in thousands)
2007 long-term bonds	2,000,000/2017	4.64%	1,998,833
2011 medium-term notes	4,900,000/2016	6.03%	-
2015 medium-term notes	3,000,000/2018	5.53%	2,989,992
2015 medium-term notes	1,500,000/2018	5.01%	1,492,351
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000
2012 medium-term bonds	3,000,000/2017	5.77%	2,996,618
2013 medium-term bonds	3,000,000/2018	5.99%	2,993,272
2013 medium-term bonds	2,000,000/2016	5.99%	-
2014 medium-term bonds	3,000,000/2017	7.35%	2,997,622
2015 medium-term bonds	3,000,000/2018	6.11%	2,996,615
2015 medium-term bonds	2,000,000/2018	6.08%	1,993,474
2016 private placement notes	3,215,000/2019	5.12%	3,198,337
Total			24,057,114

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2016:
	Face value /maturity	Effective interest rate	December 31, 2016
	(RMB in thousands)
2016 short-term bonds	1,500,000/2017	4.30%	1,535,140
2016 short-term bonds	3,000,000/2017	4.13%	3,047,026
2016 short-term bonds	3,000,000/2017	3.95%	3,037,849
2016 short-term bonds	400,000/2017	4.13%	400,000
Total			8,020,015

Senior Perpetual Capital Securities
On October 22, 2013, Chalco Hong Kong Investment Company Limited (the "Issuer") issued US$350 million senior perpetual securities (the "2013 Senior Perpetual Securities") at initial interest rate of 6.625%. The proceeds from issuance of the 2013 Securities after deduction of issuance costs is RMB2,122.6 million, and has been on-lent to us and any of our subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities are paid semi-annually in arrears from October 29, 2013, and may be deferred at our discretion unless, during the six-month period ending on the day before the relevant scheduled coupon payment date, we have, or the Issuer or Chalco Hong Kong has, declared or paid a discretionary dividend, distribution or other discretionary payment on or in respect of, or have/has at its discretion repurchased, redeemed or otherwise acquired, any securities of lower or equal rank, subject to certain exceptions. The 2013 Senior Perpetual Securities have no fixed maturity and are callable only at our option on or after October 29, 2018, at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After October 29, 2018, the coupon rate will be reset every five calendar years to a rate of interest of expressed as a percentage per annum equal to the sum of (a) the initial spread of 5.312 per cent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 per cent per annum. While any coupon interest payments are unpaid or deferred, we, Chalco Hong Kong, and the Issuer shall not, subject to certain exceptions, declare or pay any discretionary dividends or make distributions or similar discretionary payments in respect of, or at its discretion repurchase, redeem or otherwise acquire for any consideration any securities of lower or equal rank.
On April 10, 2014, the Issuer issued US$400 million senior perpetual securities at an initial interest rate of 6.25% ("2014 Senior Perpetual Securities"). The proceeds from issuance of 2014 Senior Perpetual Securities after deduction of issuance costs is RMB2,461.8 million. The proceeds will be on-lent to us and any of our subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on April 29 and October 29 in arrears from April 17, 2014, and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at our option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After April 17, 2017, the coupon rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent, per annum. While any coupon interest payments are unpaid or deferred, we, the subsidiary guarantors and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. We intend to redeem US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities on April 29, 2017 at  the principal amount together with any distribution accrued thereon.

On October 27, 2015, we issued RMB2,000 million perpetual medium-term notes at an initial distribution rate of 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from issuance of the 2015 Perpetual Medium-term Notes is RMB2,000 million. The proceeds will be used for repayments of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes are paid annually in arrears from October 29, 2015, and may be deferred at our discretion. The 2015 Perpetual Medium-term Notes have no fixed maturity and are callable only at our option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 per cent, (b) the China Treasury Rate, and (c) a margin of 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company.
On October 31, 2016, Chalco Hong Kong Investment Company Limited, a subsidiary of the Company, successfully issued US$500 million senior perpetual securities (the "2016 Senior Perpetual Securities") at a rate of 4.25% at the Hong Kong Stock Exchange. The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on April 29 and October 29 in arrears from November 7, 2016 and may be deferred at the discretion of the Group. The first coupon payment date will be on April 29, 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after November 7, 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After November 7, 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.
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
Capital Expenditures and Capital Commitments
The following table sets forth our capital expenditures for the years ended 2014, 2015 and 2016, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:
	Year Ended December 31
	2014		2015		2016
	RMB	%	RMB	%	RMB	%
	(in millions, except percentage)

Alumina	3,664.4	42.2	5,527.9	53.3	2,784.9	31.9
Primary aluminum	2,323.1	26.8	1,997.2	19.3	4,121.9	47.1
Trading	119.0	1.4	17.5	0.2	81.6	0.9
Energy	2,373.9	27.4	2,411.6	23.2	1,609.9	18.5
Corporate and others	195.5	2.2	412.6	4.0	143.9	1.6

Total	8,675.9	100.0	10,366.8	100.0	8,742.2	100.0

In 2016, we spent approximately RMB8,742 million of our capital expenditures (excluding equity interest investments) primarily in construction of mining areas, capacity expansion and technology upgrading, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

Our capital expansion plan for 2017 requires a total of approximately RMB15.0 billion in capital expenditures for infrastructure and technology upgrading.
As of December 31, 2016, our Group's contractual but not provided capital commitment to fixed assets investment amounted to RMB7,594.8 million.
As of December 31, 2016, our commitment under operating leases amounted to RMB15,536.9 million, of which the amount payable within one year was RMB515.3 million, the amount payable from one to five years was RMB1,925.6 million and the amount payable after five years was RMB13,096.0 million.
As of December 31, 2016, our commitments to make capital contribution to our associates and joint ventures amounted to RMB1,018.6 million, comprised of the capital contributions of RMB370.0 million to Chalco Mineral Resources Co., Ltd., RMB320.0 million to Huaneng Ningxia Energy Co., Ltd., RMB96.9 million to Ningxia Yinxing Power Co., Ltd., RMB167.7 million to Guangxi Hualei New Material Co., Ltd., RMB14.1 million to Shanxi Regional Electric Power Dingbian Energy Co., Ltd., RMB21.9 million to Guangxi Huazhong Cement Co., Ltd, and RMB28.0 million to Shanxi Chalco Taiyue New Materials Co., Ltd., respectively.
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
Our total expenditure for research and development was approximately RMB293.8 million, RMB168.8 million and RMB168.9 million for, 2014 and 2015 and 2016, respectively.
D.	TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016, to December 31, 2016, that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.	OFF-BALANCE-SHEET ARRANGEMENTS
There are no off-balance sheet arrangements material to investors that have or are reasonably likely to have a current or future effect on our financial condition, our changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2016:

	Payment due by period
	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter
	(RMB in millions)

Finance lease payable, including current portion	7,217.3	2,253.7	2,068.3	2,895.3	-
Long-term bank and other loans, including current portion	31,700.3	4,725.2	8,000.7	10,275.9	8,698.5
Long-term bonds	2,000.0	2,000.0	-	-	-
Medium-term notes and bonds, including current portion	22,115.0	6,400.0	12,500.0	3,215.0	-
Short-term bonds	7,900.0	7,900.0	-	-	-
Gold leasing arrangement	3,000.0	3,000.0	-	-	-
Short-term bank and other loans	32,154.8	32,154.8	-	-	-
Interest payables for borrowings	10,653.4	6,045.3	1,701.5	2,436.1	470.5
Financial liabilities at fair value through profit or loss	3.6	3.6	-	-	-
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,495.7	8,495.7	-	-	-
Financial liabilities included in other non-current liabilities	953.5	-	218.2	330.0	405.3
Trade and notes payables	11,285.3	11,285.3	-	-	-

Subtotal	137,478.9	84,263.6	24,488.7	19,152.3	9,574.3
Capital commitments	7,594.8	N/A	N/A	N/A	N/A
Commitments for capital contribution	1,018.6	N/A	N/A	N/A	N/A
Commitments under operating lease	15,536.9	515.3	508.1	1,417.5	13,096.0
Total	24,150.3

G.	Safe Harbor
See "Forward-Looking Statements" at the beginning of this annual report.
ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
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
The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2016, and up to date of this Annual Report.

Name	Age	Positions with the Company

Executive Directors(1)
Ge Honglin(2)	60	Executive Director and Chairman of the Board (resigned)
Ao Hong	55	Executive Director and President
Liu Xiangmin(3)	54	Executive Director and Senior Vice President (resigned)
Lu Dongliang(4)	43	Executive Director and Senior Vice President
Jiang Yinggang	53	Executive Director and Vice President
Non-executive Directors
Yu Dehui(5)	57	Non-executive Director and Chairman of the Board
Liu Caiming	54	Non-executive Director
Wang Jun	51	Non-executive Director
Independent Non-executive Directors
Chen Lijie	62	Independent Director
Hu Shihai	62	Independent Director
Lie-A-Cheong Tai Chong, David	57	Independent Director

(1)	Mr. Ge Honglin resigned from the positions of executive director and Chairman of the Board on February 16, 2016. As of the date of this annual report, we had three executive directors.

(2)	Due to other work commitment, Mr. Ge Honglin resigned from the positions of executive director and chairman of the Company, with effect from February 16, 2016. On February 16, 2016, Mr. Ao Hong was elected by more than half of the directors of the Company to perform the duties of the Chairman of the Board (including but not limited to convening and presiding over meetings of the Board, presiding over the general meetings and executing relevant documents, etc.) during the period after the resignation of Mr. Ge until the new Chairman of the Board was elected by the Company in April 2016.

(3)	Due to other work commitment, Mr. Liu Xiangmin resigned from his position as a senior vice president of the Company on May 9, 2016; due to the expiry of the fifth session of the Board of the Company, Mr. Liu Xiangmin resigned from his position as an executive director of the Company on June 28, 2016; Mr. Liu Xiangmin was elected as a Supervisor of the sixth session of the Supervisory Committee at the 2015 annual general meeting held on June 28, 2016, and was elected as the Chairman of the sixth session of the Supervisory Committee at the first meeting of the sixth session of the Supervisory Committee of the Company on the same day.

(4)	The appointment of Mr. Lu Dongliang as the senior vice president of the Company was approved at the 33rd meeting of the fifth session of the Board held on May 9, 2016; Mr. Lu Dongliang was elected as an executive director of the sixth session of the Board of the Company at the 2015 annual general meeting held on June 28, 2016.

(5)	Mr. Yu Dehui was elected as a non-executive director of the fifth session of the Board of the Company at the first extraordinary general meeting held on April 8, 2016; on the same day, Mr. Yu Dehui was elected as the Chairman of the fifth session of the Board of the Company at the 31st meeting of the fifth session of the Board of the Company. On June 28, 2016, Mr. Yu Dehui was re-elected as a non-executive director and the Chairman of the sixth session of the Board of the Company at the 2015 annual general meeting and the first meeting of the sixth session of the Board.

Executive Directors

Ao Hong, aged 55, currently serves as an executive director and the President of our Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of the non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals and was concurrently the chairman of GRINM Semiconductor Materials Co., Ltd., the chairman of Guorui Electronics Co., Ltd., the chairman of Guowei Silver Anticorrosive Materials Company in Hong Kong and a deputy general manager of Chinalco. During this period, he also successively served as the chairman of the supervisory committee of the Company, the dean of Chinalco Research Institute of Science and Technology and the chairman of China Rare Earth Co., Ltd. Mr. Ao has been serving as the President of the Company since November 20, 2015, and as an executive director of the Company since December 29, 2015.
Lu Dongliang, aged 43, is currently an executive director and a senior vice president of the Company. Mr. Lu graduated from North China University of Technology majoring in accounting. He holds a bachelor's degree in economics and is an accountant. Mr. Lu has more than 20 years of work experience in financial management and in the non-ferrous metals industry. He successively served as the cadre in the audit department of China Non-ferrous Metals Industry Corporation, the officer-in-charge of the capital division of the finance department of China Copper Lead& Zinc Group Corporation, the head of the accounting division and the capital division of the finance department of Chinalco, the deputy manager and manager of the treasure management division of the finance department, the manager of the general management office, the deputy general manager and general manager of the finance department of the Company, the chief financial officer of Chalco Gansu Aluminum Electricity Co., Ltd., the assistant to the president of the Company and the general manager of Lanzhou Branch of the Company, and the executive director and president of Chalco Gansu Aluminum Electricity Co., Ltd.

Jiang Yinggang, aged 53, is currently an executive director and a vice president of the Company. Graduating from Central South University of Mining and Metallurgy majoring in the metallurgy of nonferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. Mr. Jiang has long been engaged in production operation and corporate management of production enterprises and has extensive and professional experience. He formerly served as deputy head and then head of the Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter, deputy manager and manager of Qinghai Aluminum Company Limited, and general manager of the Qinghai branch of the Company.
Non-Executive Directors
Yu Dehui, aged 57, has been serving as the Chairman of our Board and as a non-executive director on our Board since April 8, 2016. He graduated from Ecole des Hautes Etudes en Sciences Sociales (EHESS) and School of Economics of Paris University Nanterre, majoring in development economics, with a doctoral degree in economics, and he has been a professor. Mr. Yu has extensive experience in various areas such as energy, non-ferrous metals, economics and management. He successively served as the general director for technology of SPEIC, the general director of the department of science, technology and standards of the State Environmental Protection Administration. He also served as a deputy mayor of Baotou City, a vice governor of the government of the Inner Mongolia Autonomous Region, a vice president of China Power Investment Corporation, and a vice president of State Power Investment Corporation. Mr. Yu currently also serves as the president, and a director of the board, of Chinalco.
Liu Caiming, aged 54, serves as a non-executive director on our Board. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign Engineering Corporation, deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Nonferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province and director of SASAC Yunnan. From January 2007 to February 2011, Mr. Liu acted as deputy general manager of Chinalco, during which time he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd., and president of China Copper Co., Ltd. He acted as our senior vice president and chief financial officer since February 23, 2011 and as our executive director since May 31, 2011. Mr. Liu resigned as our executive director, chief financial officer and senior vice president and was re-designated as non-executive Director on March 8, 2013. He resigned as our non-executive director on March 18, 2014 and was re-appointed as non-executive director on our Board on February 26, 2015.
Wang Jun, aged 51, has been serving as a non-executive director on our Board since June 27, 2013. Mr. Wang graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction. He has extensive experience in financial and corporate management. Mr. Wang formerly served as engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd., deputy manager of the real estate development department of China Yanxing Company, senior deputy manager of the equity management department, senior manager of the business management department, senior manager, deputy general manager and general manager of the custody and settlement department in China Cinda Asset Management Co., Ltd. and general manager of the equity management department of China Cinda Asset Management Co. Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Independent Non-Executive Directors
Chen Lijie, aged 62, has been serving as an independent non-executive director since February 26, 2015. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in law. She successively acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.
Hu Shihai, aged 62, has been serving as an independent non-executive director since June 25, 2015. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in the power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant, deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant, manager of the production department and assistant to the general manager of Huaneng Power International, Inc. and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group.
Lie-A-Cheong Tai Chong, David, aged 57, has been serving as an independent non-executive director since December 29, 2015. He is honored with the Silver Bauhinia Star (SBS), Officier de l'Ordre National du Merite and Justice of Peace. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convener cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("HKSAR"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, the chairman of the Hong Kong-Taiwan Business Co-operation Committee, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited, a listed company in Hong Kong.
Supervisors
Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Liu Xiangmin, Mr. Wang Jun and Mr. Wu Zuoming.
The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2016,and up to the date of this Annual Report.
Name	Age	Positions with the Company

Zhao Zhao(1)	55	Chairman of Supervisory Committee (resigned)
Liu Xiangmin(2)	54	Chairman of Supervisory Committee
Yuan Li(3)	58	Supervisor(resigned)
Wang Jun	46	Supervisor
Wu Zuoming(4)	50	Supervisor

(1)	Due to the expiry of the term for the fifth session of the Supervisory Committee of the Company, Mr. Zhao Zhao resigned from his position as the chairman of the supervisory committee on June 28, 2016.

(2)
Due to other work commitments, Mr. Liu Xiangmin resigned from his position as a senior vice president of the Company on May 9, 2016; due to the expiry of the fifth session of the Board of the Company, Mr. Liu Xiangmin resigned from his position as an executive director of the Company on June 28, 2016; Mr. Liu Xiangmin was elected as a supervisor of the sixth session of the supervisory committee at the 2015 annual general meeting held on June 28, 2016, and was elected as the chairman of the sixth session of the supervisory committee at the first meeting of the sixth session of the supervisory committee of the Company on the same day.

(3)	Due to the expiry of the term of the fifth session of the supervisory committee of the Company, Mr. Yuan Li resigned from the position as a supervisor on June 28, 2016.

(4)	Mr. Wu Zuoming was elected as an employee supervisor of the sixth session of the supervisory committee at the employees' representatives meeting on June 28, 2016.

Liu Xiangmin, aged 54, is currently the Chairman of the Supervisory Committee of the Company. Mr. Liu graduated from Central South University, majoring in non-ferrous metallurgy. He has a doctorate degree in engineering and is a professor-grade senior engineer. Mr. Liu has long engaged in non-ferrous metal metallurgy research and corporate management and has accumulated extensive and professional experience. He previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou Branch of the Company as well as an executive director, vice president and a senior vice president of the Company.
Wang Jun, aged 46, is currently a supervisor of Supervisory Committee of the Company. He obtained a master's degree in business administration from Tsinghua University. He is a senior accountant and has extensive experience in corporate financial accounting, fund management and auditing. Mr. Wang successively served as the deputy manager and manager of the treasure management division of the finance department of Chinalco, the general representative of the Peru office of Chinalco, a director and senior auditing manager of Minera Chinalco Perú S.A., the chief financial officer and the manager of the finance department of Chinalco Resources Corporation, the chief financial officer of China Aluminum International Engineering Co., Ltd., an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited. Mr. Wang currently serves as the deputy chief accountant, general manager of the finance department and capital operating department of Chinalco. He is also a director of China Aluminum International Engineering Corporation Limited and a director and the president of Aluminum Corporation of China Overseas Holdings Limited.
Wu Zuoming, aged 50, is currently a Supervisor of the Company, the deputy secretary of the Communist Party Committee, and deputy general manager and the chairman of the labor union of the Guangxi Branch of the Company. Mr. Wu holds an MBA degree from Renmin University of China. He is a senior engineer. Mr. Wu has extensive experience in human resource management. He successively acted as the deputy manager of the Personnel Division, Human Resource Department of China Aluminum Corporation; the person in charge of the Personnel Division, Human Resource Department for the Preparatory Team of Chinalco; the deputy manager of the Personnel Division (Training Division), Human Resource Department of Chinalco; the deputy manager of Assessment and Training Division, the manager of Employee Management Division and the manager of General Division of the Company; the senior manager of the Human Resource Department (Retired Cadres Department) and the manager of the General Division of Chinalco; and the deputy general manager and general manager of the Human Resource Department of the Company.
Senior Management
The table and discussion below set forth certain information concerning other member of senior management during the year ended December 31, 2016, and up to the date of this Annual Report.
Name	Age	Positions with the Company

Qiao Guiling(1)	48	Vice President (resigned)
Xu Bo(2)	52	Vice President (in office) and Secretary to the Board (resigned))
Zhang Zhankui (3)	58	Chief Financial Officer and Secretary to the Board
Leng Zhengxu(4)	56	Vice President

(1)	Due to other work commitment, Ms. Qiao Guilin resigned from the position of vice president of the Company, with effect from February 16, 2016.

(2)	Due to other work commitment, Mr. Xu Bo resigned from the positions of the Secretary to the Board, with effect from March 17, 2016. Mr. Xu Bo still serves as a vice president of the Company.

(3)	The appointment of Mr. Zhang Zhankui as the Company Secretary (Secretary to the Board) was approved at the 29th meeting of the fifth session of the Board of the Company on March 17, 2016. Mr. Zhang Zhankui also serves as the Chief Financial Officer of the Company.

(4)	The appointment of Mr. Leng Zhengxu as a vice president of the Company was approved at the sixth meeting of the sixth session of the Board of the Company on January 20, 2017.

Xu Bo, aged 52, is currently a vice president of the Company. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as: deputy head of the hydro power and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation; deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive director and general manager of Chalco Energy Co., Ltd., a vice president and Company Secretary (Secretary to the Board) of the Company.
Zhang Zhankui, aged 58, is currently the Chief Financial Officer and Company Secretary (Secretary to the Board) of the Company. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang formerly served as: deputy head, the head of the Finance Division and then the head of the Audit Division of China General Design and Research Institute for Non-ferrous metallurgy; deputy general manager of Beijing Enfei Tech-industry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Fund Management Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head and head of the Finance Department of Chinalco; and a Supervisor of the Company.
Leng Zhengxu, aged 56, is currently a vice president of the Company. Mr. Leng graduated from Guizhou Industrial College, majoring in non-ferrous metallurgy. He is a bachelor of engineering and a professor-level senior engineer. Mr. Leng has over 30 years of working experience in the non-ferrous metals industry and has extensive experiences in corporate management and production technology. He served as deputy director of the No.1workshop and deputy secretary of Chinese Communist Party of No.2 Aluminum Smelter of Guizhou Aluminum Plant, director of the No.2 workshop of No.3 Aluminum Smelter  of Guizhou Aluminum Plant, chief engineer of No. 1 Aluminum Smelter of Guizhou Aluminum Plant, chief engineer of Guizhou Aluminum Plant, deputy general manager of Guizhou Branch of Chinalco, general manager of the production department and general manager of corporate management department of the Company, general manager of Shanxi Branch of Chinalco, head of Shanxi Aluminum Plant, executive director of Shanxi Huaxing Alumina Co., Ltd., general manager of Guizhou Branch of Chinalco, head and deputy secretary of the Chinese Communist Party of Guizhou Aluminum Plant, chairman of Guizhou Huajin Alumina Co., Ltd., chairman of Zunyi Aluminum Co., Ltd., chairman of Chalco Zunyi Alumina Co., Ltd. and assistant to the president of the Company.

B.	COMPENSATION
Executive Compensation
Executive directors are entitled to a director's fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director's fees. The aggregate amount of cash compensation paid by us to our directors in 2016 for services performed in connection with their respective capacities above was approximately RMB1.6 million. The aggregate amount of cash compensation paid by us to our senior management who are not members of our Board in 2016 was approximately RMB1.7 million, respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. Directors receive fees for their services. None of the service contracts of our directors provide benefits to our directors upon their termination.
Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2016 are as follows:
Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total

	RMB('000)	RMB('000)	RMB('000)	RMB('000)	RMB('000)

Executive Directors
Ge Honglin (resigned)	-	-	-	-	-
Ao Hong	-	-	-	-	-
Lu Dongliang	-	-	-	-	-
Liu Xiangmin (resigned)	-	-	-	-	-
Jiang Yinggang	-	725	-	76	801

Non-Executive Directors
Yu Dehui	-	-	-	-	-
Liu Caiming	-	-	-	-	-
Wang Jun	150	-	-	-	150

Independent Non-Executive Directors
Lie-A-Cheong Tai Chong, David	204	-	-	-	204
Chen Lijie	204	-	-	-	204
Hu Shihai	204	-	-	-	204

	762	725	-	76	1,563

Supervisors
Liu Xiangmin	-	-	-	-	-
Wang Jun	-	-	-	-	-
Yuan Li (resigned)	-	-	-	-	-
Wu Zuoming	-	250	-	38	288
Zhao Zhao (resigned)	-		-	-	-

	-	250	-	38	288

Total	762	975	-	114	1,851
Senior Management Incentive System
In order to better provide incentives for our senior management and improve our shareholders' value, we adopted a special compensation system for our senior management designed to align our senior management's financial interests with our operating performance. Under this system, the senior management's compensation consists of the following components:

•	basic salaries;

•	performance bonuses;

•	welfare benefits; and

•	incentive bonuses.

C.	BOARD PRACTICES
Board of Directors
All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Each of our directors and supervisors has entered into a service contract with us, none of which can be terminated by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of directors, supervisors or other senior management personnel. One of the supervisors is an employee representative appointed by our employees and the rest are appointed by the shareholders. The following table sets forth the number of years our current directors have held their positions and the expiration of their current term.
Name	Held Position Since	Expiration of Term

Ao Hong	June 28, 2016	June 30, 2019
Lu Dongliang	June 28, 2016	June 30, 2019
Jiang Yinggang	June 28, 2016	June 30, 2019

Yu Dehui	June 28, 2016	June 30, 2019
Liu Caiming	June 28, 2016	June 30, 2019
Wang Jun	June 28, 2016	June 30, 2019

Chen Lijie	June 28, 2016	June 30, 2019
Hu Shihai	June 28, 2016	June 30, 2019
Lie-A-Cheong Tai Chong, David	June 28, 2016	June 30, 2019

Audit Committee
As at the date of this Annual Report, our audit committee consists of three independent non-executive directors, namely, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lie-A-Cheong Tai Chong, David is the chairman of the audit committee.
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
The primary duties of our remuneration committee as set out in the committee charter include: preparing the remuneration management scheme and remuneration proposal for directors, employee-representative supervisors and senior management, and providing suggestions to the Board; preparing measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and providing suggestions to the Board; monitoring the implementation of the remuneration system of our Company; reviewing senior management's fulfilment of duties and conducting performance assessments; and other functions and authorities delegated by the Board. In 2016, the remuneration committee convened one meeting, to consider and approve remuneration standards for 2016 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.
Nomination Committee
As at the date of this Annual Report, our nomination committee consists of one executive director, namely Mr. Ao Hong; one non-executive director, namely Mr. Yu Dehui, and three independent non-executive directors, namely Mr. Lie-A-Cheong Tai Chong, David., Mr. Hu Shihai and Ms. Chen Lijie. Mr. Ge Honglin served as the chairman of our nomination committee before he resigned as executive director on February 16, 2016. Mr. Yu Dehui is the chairman of the nomination committee.
The primary duties of our nomination committee as set out in the committee charter include: studying the selection standards and procedures for directors, senior management and members of special committees under the Board and providing suggestions to the Board; reviewing the qualification of candidates for directors, senior management and members of special committees under the Board and providing advice on inspection and appointment; assessing the independence of independent non-executive directors; and other functions and authorities delegated by the Board.
We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee which must be composed entirely of independent directors.
Development and Planning Committee
As at the date of this Annual Report, our development and planning committee consists of two executive directors, namely Mr. Ao Hong and Mr. Jiang Yinggang, one non-executive director, namely Mr. Yu Dehui, and one independent non-executive director, namely Mr. Hu Shihai. Mr. Yu Dehui is the chairman of the development and planning committee. Mr. Ge Honglin served as the chairman of our development and planning committee before he resigned as executive director on February 16, 2016. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.
Occupational Health and Safety and Environmental Committee
Our occupational health and safety and environmental committee consists of two executive directors, namely Mr. Lu Dongliang and Mr. Jiang Yinggang, and one non-executive director, namely Mr. Wang Jun, with Mr. Jiang Yinggang as the chairman. This committee considers our annual planning on health, environmental protection and safety, supervises our implementation of the planning on health, environmental protection and safety initiatives, makes inquiries into serious incidents and inspects and supervises the handling of such incidents and makes recommendations to the Board on major decisions on health, environmental protection and safety.
Supervisory Committee
Due to expiration of the term for the fifth session of the supervisory committee, Mr. Zhao Zhao resigned as chairman of the supervisory committee and Mr. Yuan Li resigned as a member of the supervisory committee on June 28, 2016. Our supervisory committee consists of three supervisors, namely Mr. Liu Xiangmin and Mr. Wang Jun as our shareholder representative supervisors, with Mr. Liu Xiangmin being the chairman of our supervisory committee, and Wu Zuoming as the employee representative supervisor. The term of all members of the supervisory committee of our Company will expire upon conclusion of the 2018 annual general meeting. Following are the primary duties of our supervisory committee:
•	inspection of implementation of resolutions of the general meetings;

•	inspection of legal compliance of our operations;

•	inspection of our financial activities;

•	inspection of the utilization of proceeds raised by us;

•	inspection of the acquisitions and disposals of our assets;

•	inspection of our connected transactions; and

•	review of self-assessment report on internal control.

D.	EMPLOYEES
As of December 31, 2014, 2015 and 2016, we had 75,749, 70,368 and 65,755 employees, respectively. The number of our employees decreased from 2015 to 2016, which was mainly due to the termination of labor relationship through negotiation and retirement. The table below sets forth the number of our employees by function and location as of the periods indicated:
	As of December 31,

	2014		2015		2016

Function	(%)		(%)		(%)
Alumina production	31,456	41.53	29,347	41.71	29,783	45.29
Primary aluminum production	28,010	36.98	26,224	37.27	22,473	34.18
Mining operation	3,106	4.1	2,885	4.1	2,696	4.1
Research and development	680	0.90	1,056	1.5	986	1.5
Sales and marketing	561	0.74	521	0.74	487	0.74
Energy	7,755	10.24	6,543	9.30	5792	8.81
Management and others(1)	4,181	5.51	3,792	5.38	3538	5.38

Total	75,749	100.0	70,368	100.0	65,755	100.0

(1)	Excluding our management personnel for alumina production, and primary aluminum production.

Location	Employees	% of Total

Shandong	8,808	13.4
Chalco Shandong	7,011	10.67
Shandong Huayu	1,797	2.73
Henan	11,223	17.07
Henan branch	6,101	9.28
Chalco Zhongzhou	4,445	6.76
Zhengzhou Institute	677	1.03
Guizhou	7,341	11.16
Guizhou Huajin	791	1.2
Guizhou branch	4,661	7.09
Zunyi Aluminum	964	1.46
Zunyi Alumina	925	1.41
Guangxi	3,469	5.28
Guangxi branch	3,469	5.28
Shanxi	10,379	15.78
Shanxi branch	6,683	10.15
Shanxi Huasheng	1,676	2.55
Shanxi Huaze	1,611	2.45
Shanxi Huarun	44	0.07
Shanxi Xinghua Technology	365	0.56
Gansu	6,162	9.37
Lanzhou branch	2,552	3.88
Gansu Hualu	1,361	2.07
Liancheng branch	2,249	3.42
Liaoning	1,493	2.27
Fushun Aluminum	1,493	2.27
Qinghai	3,220	4.9
Qinghai branch	3,220	4.9
Chongqing	784	1.19
Chongqing branch	784	1.19
Inner Mongolia	5,554	8.45
Baotou Aluminum	5,554	8.45
Ningxia	5,792	8.81
Ningxia Energy	5,792	8.81
Shanghai	23	0.03
Chinalco Shanghai	23	0.03
Others (including employees of subsidiaries under construction)	1,235	1.88
Headquarters	272	0.41

Total	65,755	100.0

We have workers' unions at the plant level that protect employees' rights and welfare benefits, organize educational programs, encourage employee participation in management decisions and mediate disputes between individual employees and us. All employees are union members. We have not experienced any strikes or other labor disturbances that have interfered with our operations and we believe that we maintain good relationships with our employees.
The remuneration package of our employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, childcare and education, retirement and other miscellaneous items.
In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary is, on average, approximately 20% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2016. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.
E.	SHARE OWNERSHIP
As of the date of this annual report, the following directors, supervisors or senior management own an interest in shares of our Company:
Name	Position	Share class	Number of shares	% of respective share class

Zhao Zhao	supervisor (resigned)	Domestic Shares	5,100	<0.1%
Jiang Yinggang	executive director	Domestic Shares	10,000	<0.1%

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS
Directors
We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 35.77% of our outstanding ordinary Shares directly and indirectly through its controlled entities. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. Approximately 64.23% of our total outstanding ordinary Shares are held by public shareholders, of which 25.15% and 39.08% are owned by holders of H Shares and A Shares, respectively. The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2016. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

As of December 31, 2016
Holders of A Shares and H Shares	Number of shares (in millions)	% of respective share class(3)	% of issued total share capital(4)
Chinalco(1)
A Shares	5,135.38(L)(2)	46.86(L)	34.46(L)
H Shares	196.00(L)	4.97(L)	1.31(L)

JP Morgan Chase & Co.
H Shares	960.02(L)	24.34(L)	6.44(L)
	17.92(S)(5)	0.45(S)	0.12(S)
	855.02(P)(6)	21.67(P)	5.74(P)
Templeton Asset Management Ltd.
H Shares	857.61(L)	21.74(L)	5.75(L)

BlackRock, Inc
H Shares	488.31(L)(7)	12.38(L)	3.28(L)
	0.79(S)(7)	0.02(S)	0.01(S)
The Goldman Sachs Group, Inc
H Shares	350.54(L)(8)	8.89(L)	2.35(L)
	342.71(S)(8)	8.69(S)	2.30(S)
BlackRock Global Funds
H Shares	238.55(L)	6.05(L)	1.60(L)

(1)
Including 4,889,864,006 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 196,000,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Shanxi Aluminum Plant and 196,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

(2)	The letter "L" denotes a long position.

(3)	The total number of our A shares is 10,959,832,268 and the total number of our H shares is 3,943,965,968.

(4)	The number of our total issued shares is 14,903,798,236 shares.

(5)	The letter "S" denotes a short position.

(6)	The letter "P" denotes a lending pool.

(7)	These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the short position in H shares, 202,000 H shares were held as derivatives.

(8)
These interests were held directly by various corporations controlled by The Goldman Sachs Group, Inc.. Among the aggregate interests in the long position in H shares, 14,142,500 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 1,140,697 H shares were held as derivatives.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.
On April 24, 2007, we issued 1,236,731,739 A Shares by way of share exchange with the other shareholders of Shandong Aluminum and Lanzhou Aluminum, including a subsidiary of Chinalco, to acquire the existing issued shares not held by us. On the same date, China Orient Asset Management Corporation, a PRC state-owned financial enterprise, transferred all of its equity interest in us to Chinalco and ceased to be our shareholder. On December 28, 2007, we issued 637,880,000 A Shares to a subsidiary of Chinalco in exchange for 100% equity in Baotou Aluminum. In June 2015, the Company non-publicly issued an additional 1,379,310,344 A shares to qualified investors with an issue price of RMB5.8 per share.
To the best of our knowledge, as of December 30, 2016, there were 6,396,313 ADSs  outstanding, and 69 registered ADSs holders.
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
Connected Transactions under Hong Kong Listing Rules
Under the Listing Rules, transactions between connected persons and us, or connected transactions, generally must be reported to the Hong Kong Stock Exchange, announced to the public and/or approved by shareholders unless the foregoing requirements are waived by the Hong Kong Stock Exchange or exempted under the Listing Rules. Each year our independent non-executive directors must review our non-exempt continuing transactions and confirm that these transactions have been entered into:
(i)	in the ordinary and usual course of our business;

(ii)	with the terms of the transaction being fair and reasonable as far as our shareholders are concerned;

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
The following table sets forth the details of our material connected transactions for the year ended December 31, 2016.
Agreement	Nature	Term of the Agreement	Transaction Amount in 2016	Annual Cap for 2016
Continuing Connected Transactions			(RMB in millions)	(RMB in millions)

Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1 2016 to December 2018.	307	550
General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.	The original agreement was entered on into November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and entered on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1 2016 to December 2018.	2,223	5,900
Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to bauxite and limestone requirements.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired in December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 2018.	66	360
Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 2018.	1,525	6,500

Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001, for a term of 50 years, expiring on June 30, 2051.	435	1,200
Fixed Assets Leases Framework Contract (Counterparty: Chinalco)	We have agreed with Chinalco to provide leases to each other regarding buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to production and operation	Pursuant to the agreement entered into on April 28, 2015, the term is from January 1, 2016 to December 31, 2018, for a term of three years.	75	110
Financial Services Agreement (Counterparty: Chinalco Finance)
Chinalco Finance has agreed with Chinalco to provide us with deposit services, credit services and miscellaneous financial services. We have the right to choose the financial institution for financial services and the financial institution for deposit services and loan services as well as the amounts of loans and deposits with reference to our own needs. Chinalco Finance undertakes that the terms for the provision of financial services to us at any time would be no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other subsidiaries of Chinalco or those of the same type of financial services that may be provided to us by other financial institutions.

The original agreement expired on August 25, 2012, for a term of 1 year. Pursuant to the financial services agreement renewed on August 24, 2012, the term was extended and expired on August 25, 2015. Pursuant to the financial services agreement renewed on April 28, 2015, the term was renewed for a term of 3 years from August 26, 2015, and will expire on August 25, 2018.
			(a) 7,565 (c) 2 (other financial services fees )	(a) 8,000 (c) 50 (other financial services fees )
Finance Lease Agreement (Counterparty Chinalco Finance Lease Co., Ltd.)	Chinalco Lease provides finance lease services to the Group.	The finance lease framework agreement was entered into between the Company and Chinalco Lease on August 27, 2015, with a term from August 27, 2015, to December 31, 2016. A new finance lease framework agreement was entered into between the Company and Chinalco Lease on November 13,2015, with a term of 3 years from January 1, 2016, to December 31, 2018.	1,730	10,000

General Agreement on Mutual Provision of Production Supplies And Ancillary Services (Counterparty: Chinalco)	Supplies and ancillary services	The original agreement was entered into on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 2018.	10,938	14,100
Fixed Assets Leases Framework Agreement ( Counterparty: Chinalco)	We have agreed to provide leases to each other regarding buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to production and operation	Pursuant to the agreement entered into on April 28, 2015, the term is from January 1, 2016 to December 31 2018, for a term of three years.	33	100
Labor Services and EngineeringServices Agreement (Counterparty:Chinalco)	Services provided by the Company to Chinalco: engineering design services, equipment repairs, logistics management services, etc.	The original agreement expired in June 27, 2016. Pursuant to the supplementary agreement entered into in 2016, the term was renewed for three years from January 1, 2016 to December 2018.	97	300

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
(2)	If there is neither a state-prescribed price nor a state-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and
(3)	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).
(b)	Utility services, including electricity, gas, heat and water, are supplied at State-prescribed prices.
(c)
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
(e)
Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (a) above.

(f)
Pursuant to the Land Use Rights Lease Agreements entered into between Chinalco Group and us, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and pays rent based on the market rate for its lease of buildings owned by Chinalco.

(g)	The pricing policy for product processing services is the same as that set out in (a) above.
During the years ended December 31, 2014, 2015 and 2016, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2014, 2015 and 2016 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government.
We provide the following additional information on material related party transactions during the periods indicated:
(a)	Significant related party transactions
	For the year ended December 31
	2014	2015	2016
	(RMB in thousands)
Sales of goods and services rendered:
Sales of materials and finished goods to:
Chinalco and its subsidiaries	7,056,140	10,997,417	10,370,836
Associates of Chinalco	170,338	703,628	688,308
Joint ventures of Chinalco	142	-	-
Joint ventures	48,903	79,034	648,145
Associates	2,146,870	2,165,445	605,449
	9,422,393	13,945,524	12,312,738
Provision of utility services to:
Chinalco and its subsidiaries	407,762	314,544	567,628
Associates of Chinalco	17,750	14,803	4,444
Joint Ventures	113	-	3,031
Associates	1,977	553	584
	427,602	329,900	575,687
Provision of engineering, construction and supervisory services to:
Chinalco and its subsidiaries	988,782	46,328	96,527
Joint ventures	-	-	41,423
	988,782	46,328	137,950

Provision of products processing services to:
Chinalco and its subsidiaries	3,169	-	-

Rental revenue of land use rights and buildings to:
Chinalco and its subsidiaries	32,887	34,281	33,231
Associates of Chinalco	-	249	-
	32,887	34,530	33,231

Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	988,782	1,737,344	1,525,349

Purchases of key and auxiliary materials and finished goods from:
Chinalco and its subsidiaries	2,957,742	1,640,051	1,600,770
Associates of Chinalco	386,609	-	-
Joint ventures	1,268,123	1,276,078	3,799,116
Associates	762,003	414,539	31,413
	5,347,477	3,330,668	5.431,299
Provision of social services and logistics services by: Chinalco and its subsidiaries	312,626	324,872	307,354
Provision of utilities services by: Chinalco and its subsidiaries	563,468	643,597	688,513
Joint Ventures	-	-	3,386
	563,468	643,597	691,899
Provision of products processing services by: Chinalco and its subsidiaries	76,075	62,623	-
Provision of other services by: a joint venture	-	-	151,552
Rental expenses for buildings and land use rights charged by: Chinalco and its subsidiaries	561,528	590,657	509,558
Joint ventures	-	-	126
	561,528	590,657	509,684
Other significant related party transactions: Borrowing from a subsidiary of Chinalco	1,429,000	5,929,000	5,145,959
Interest expense on borrowing and discounted notes from a subsidiary of Chinalco	38,772	140,410	226,118
Entrusted loan from a subsidiary of Chinalco	70,000	-	-
Entrusted loan and other borrowings to:
Joint ventures	764,000	140,000	212,400

Interest income on entrusted loan and other borrowings to:
Joint ventures	60,459	14,061	31,373
An associate	88	-	-
Chinalco and its subsidiaries	2,027	-	-
	62,574	14,061	31,373
Interest income from the unpaid disposal proceeds from: Chinalco and its subsidiaries	542,811	326,217	246,149
Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	300,000	1,150,000	1,040,000
Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	304,239	1,150,064	1,040,036

Provision of financial guarantees to:
Joint ventures	345,760	340,900	24,245
An associate	23,710	17,470	-
	369,470	358,370	24,245
Financial guarantees provided by: Subsidiaries of Chinalco	138,000	27,000	23,000
Discounted notes receivable to a subsidiary of Chinalco	118,757	122,000	40,200

(b)	Balances with related parties
	December 31, 2015	December 31, 2016
Cash and cash equivalents deposited with A subsidiary of Chinalco	7,585,515	7,073,289
Trade and notes receivables Chinalco and its subsidiaries	849,417	1,093,378
Associates of Chinalco	23	10,200
Joint ventures	28,268	38,055
	877,708	1,141,633
Provision for impairment of receivables	(125,694)	(78,262)
	752,014	1,063,371
Other current assets
Chinalco and its subsidiaries	4,830,463	5,065,589
Joint ventures	1,354,427	2,092,369
Associates	84,511	73,546
	6,269,401	7,231,504
Provision for impairment of other current assets	(49,013)	(48,510)
	6,220,388	7,182,994

Other non-current assets
Chinalco and its subsidiaries	4,252,776	27,946
Joint ventures	409,251	112,403
Associates	111,846	111,846
	4,773,873	252,195
Borrowings and finance lease payable
Subsidiaries of Chinalco	6,370,365	6,051,288
Trade and notes payables
Chinalco and its subsidiaries	563,377	356,497
Joint ventures	160,215	300
	723,592	356,797
Other payables and accrued liabilities
Chinalco and its subsidiaries	1,594,175	1,538,167
Associates of Chinalco	171	1,149
Associates	1,019	53,000
Joint ventures	62,613	159,669
	1,657,978	1,751,985
Guarantees
We provided guarantees to our related parties to guarantee their loans during the period from January 1, 2016 to February 28, 2017. The outstanding balance of the loans we guaranteed was RMB24.2 million as of February 28, 2017 and the largest amount outstanding of the loans we guaranteed during the period from January 1, 2016 to February 28, 2017 was RMB132.6 million. The interest rates on such loans are from 6.55% to 6.765%.

Our related parties also provided guarantees to us to guarantee our loans during the period from January 1, 2016 to February 28, 2017. The outstanding balance of the loans guaranteed by our related parties was RMB23 million as of February 28, 2017 and the largest amount outstanding of the loans guaranteed by our related parties during the period from January 1, 2016 to February 28, 2017 was RMB15 million. The interest rate on such loan are from 2.3% to 6.53%.
Loans
We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2016 to February 28, 2017. The outstanding balance of such entrusted loans was mainly RMB729 million as of February 28, 2017 and the largest amount outstanding of the entrusted loans during the period from January 1, 2016 to February 28, 2017 was RMB200 million. The interest rates on such entrusted loans range from 4.35% to 10%.
Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2016 to February 28, 2017. The outstanding balance of such loans was RMB6.05 billion as of February 28, 2017 and the largest amount outstanding of the loans during the period from January 1, 2016 to February 28, 2017 was RMB1 billion. The interest rates on such loans range from 4.13% to 6.7%.
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
We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

•	our financial results;

•	capital requirements;

•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

•	our shareholders' interests;

•	the effect on our creditworthiness;

•	general business conditions; and

•	other factors our Board may deem relevant.

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
The following table sets forth, for the periods indicated, the reported high and low market prices for our shares on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange:
	NYSE		Hong Kong Stock Exchange		Shanghai Stock Exchange
Calendar Period	High	Low	High	Low	High	Low
	(US$ per ADS)		(HK$ per H Share)		(RMB per A Share)

2012	13.88	9.22	4.45	2.86	7.89	4.55
2013	13.29	7.25	4.21	2.20	5.37	3.01
2014	12.6	8.25	3.85	2.54	6.66	2.97
First Quarter	9.53	8.25	2.99	2.54	3.6	3.11
Second Quarter	10.31	8.62	3.23	2.64	3.5	2.97
Third Quarter	12.6	8.99	3.85	2.77	4.27	3.03
Fourth Quarter	11.8	9.73	3.73	3.1	6.66	3.46
2015
First Quarter	13.51	10.75	4.28	3.33	6.97	4.73
Second Quarter	17.44	12.32	5.62	3.70	10.8	6.25
Third Quarter	12.46	7.20	3.92	2.26	9.21	4.53
Fourth Quarter	9.32	7.01	2.94	2.13	5.77	4.67
2016
First Quarter	9.50	6.87	3.05	2.16	5.00	3.49
Second Quarter	8.93	7.28	2.81	2.25	4.89	3.66
Third Quarter	9.48	8.01	3.00	2.35	4.19	3.71
Fourth Quarter	11.78	9.16	3.74	2.82	5.05	3.75

September	9.48	8.86	3.00	2.74	3.96	3.71
October	9.68	9.16	3.08	2.82	4.22	3.75
November	11.78	9.23	3.74	2.87	5.03	3.89
December	11.75	9.93	3.72	3.05	5.05	4.20
2017
January	13.12	10.23	4.11	3.14	5.14	4.22
February	13.85	12.37	4.39	3.86	5.42	4.86
March	13.52	11.39	4.45	3.60	5.25	4.54
April (through April 4, 2017)	12.59	12.41	3.94	3.79	-	-

ITEM 10.                     ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
A copy of the English translation of our Articles of Association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H Shares and American depositary shares on December 5, 2001. We filed a copy of the English translation of our Articles of Association as of December 31, 2015 as an exhibit to our annual report on Form 20-F filed on April 15, 2016. From January 1, 2016 to the date of this annual report, we did not make any amendments to our Articles of Association.
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
Directors' power to vote on matters in which he or she has an interest
Under Article 169, a director shall not vote in any resolution of the board of directors for approving any contract, transaction or arrangement in which such director or any of his associates (as defined in the applicable rules governing the listing of securities amended from time to time) is materially interested, and shall not be counted into the quorum of the meeting either. Unless the interested director has disclosed his or her interest to the board of directors in accordance with the Article 169 and the contract, transaction or arrangement has been approved by the board of directors at a meeting in which the interested director is not counted in the quorum and has refrained from voting, a contract, transaction or arrangement in which such director is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by such director.
Borrowing powers
Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures and the charging or mortgaging of part or whole of our business or properties and other rights permitted. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than (a) provisions which give the directors the power to formulate proposals for the issuance of debentures by us; (b) Article 86(2), which provides that the issuance of bond must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 108(4), which provides that the directors have the power to formulate our annual final financial budgets and final accounts which shall be passed by over half of the directors.

Age limit for retirement
There is no provision pertaining to the retirement of directors pursuant to an age limit requirement in our Articles of Association.
Directors' qualifying shares
Under Article 103, the directors are not required to hold any qualifying shares.
Dividend rights
Article 54(1) provides that holders of our ordinary shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 48, when we convene a general shareholders' meeting, allocate dividends, liquidate or perform other activities that require the verification of equity rights, the Board or the general meeting convener must specify a date as the record date. The shareholders registered in the shareholder roster after closing as at the record date are the Company's shareholders entitled to appropriate rights and interests.
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
Redemption provisions; sinking fund provisions and liability to further capital calls
Article 29 provides that we may repurchase issued shares in accordance with the procedures provided in the Articles of Association and with the approvals from the relevant governing authorities of PRC under the following circumstances: (1) cancellation of shares for the purpose of reducing our capital; (2) amalgamation with another company which owns our shares; (3) granting bonus shares to our employees; (4) shareholders disagreeing with our general meeting's resolution on merger or division and requiring us to acquire the shares in their possession; and (5) other purposes permitted by law and administrative regulations.
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
The rights attached to any class of shares may be varied or abrogated only with the sanction of a special resolution passed at the shareholders' general meeting and by holders of shares of the affected class passed at a separate general meeting of the class convened in accordance with Articles 97 to Article 101 respectively. The circumstances which are deemed to be a variation or abrogation of the class rights are set forth under Article 96. Except for the circumstances under Article 96 (1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, have the right to vote at class meetings but Interested Shareholders (as defined under Article 97) are not entitled to vote at class meetings.

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
The proceedings of class meetings shall be conducted as near as possible to those of shareholders' general meetings. The provisions in the Articles of Association relating to the proceedings of shareholders' general meetings shall apply to class meetings.
The special procedures for approval by a class of shareholders do not apply where we issue, upon approval by special resolution of shareholders in general meeting, either separately or concurrently once every 12 months, not more than 20% of each of our existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares (as defined under Article 18).
Provisions discriminating against any existing or prospective shareholder as a result of owning a substantial number of shares
Chinalco, as our controlling shareholder, shall not exercise its voting rights in a manner prejudicial to the interest of all or some part of the shareholders when making decisions:
•	to relieve a director or supervisor of his duty to act honestly in our best interest;

•
to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another) of our assets, in any manner, including but not limited to an opportunity beneficial to us; or

•
to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another) the individual rights of other shareholders, including but not limited to rights to distributions and voting rights save and except for our restructuring, submitted for approval by the shareholders in general meeting in accordance with the Articles of Association.

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
(3)
upon the request of shareholder(s) holding 10 percent or more of our shares for more than ninety consecutive days (the number of shares held shall be the figures as of the date of the written request from the shareholder); and

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
Motions put forward at the general meeting shall be specific and shall relate to the matters to be considered at a shareholders' general meeting. Motions raised at a general meeting shall:
(1)
be free of conflicts with the provision of laws, administrative regulations and Articles of Association, and fall within our business scope and the terms of the reference of the shareholders' general meeting;

(2)	have definite topics to discuss and specific matters to resolve; and
(3)	be submitted in writing or served to the board of directors.
Limitations on the rights to own securities
Under Article 18, the shares issued to domestic investors and denominated in Renminbi are Domestic-Invested Shares whereas the shares issued to overseas investors and denominated in foreign currency are Foreign-Invested Shares. Under Article 17, our Domestic-Invested Shares can be held only by PRC shareholders and our Foreign-Invested Shares, such as H Shares and ADSs, can be held only by foreign shareholders and other shareholders from regions of Hong Kong, Macau and Taiwan.
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
Conditions governing changes in registered capital
Under Article 108(7), any proposal for the increase or decrease of our registered capital must be formulated by the Board Article 86(1) further provides that any increase or reduction in share capital requires adoption of a special resolution at a shareholders' general meeting.
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
The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service-related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the SAFE by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

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
Since 1994, the conversion of Renminbi into HK and U.S. dollars has been based on rates set by the People's Bank of China (the "PBOC"), which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The PBOC allows the Renminbi to rise or fall 1% from a mid-point every day, effective April 16, 2012, compared with its previous 0.5% limit. The PBOC further allows the Renminbi to rise or fall 2% from a mid-point every day, effective March 17, 2014. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for trading against the Renminbi on the following working day. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or HK dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition.
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
Dividends Paid to Individual Investors
For a foreign individual who is not a resident of China, the receipt of dividends from a foreign-invested company in China is normally not subject to individual income tax, unless otherwise stipulated by tax law or regulations. In 2011, the PRC State Administration of Taxation (the "SAT") issued the "Circular on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 (No. 348)", under which dividends paid by a non-foreign-invested and PRC incorporated company listed in Hong Kong will generally be subject to a withholding tax of 20% and will be adjusted pursuant to the arrangement for the avoidance of double taxation signed between the PRC and the country where the foreign individual is a resident.

Dividends Paid to Non-PRC Enterprises
According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by Chinese companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the PRC, are not subject to any PRC tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. However, the withholding tax rate could be reduced under an applicable double-taxation treaty.
Tax Treaties
China currently has such treaties with more than one hundred countries and regions, including the following countries:
•	the United States;

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	Singapore;

•	the United Kingdom; and

•	the Netherlands.

Under most treaties, the rate of withholding tax imposed by China's taxation authorities remains 10%. The double taxation treaty between China and the United States provides that China may tax dividends paid by us to an eligible U.S. holder up to 10% of the gross amount received by such person. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place of head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty's "treaty shopping provisions."

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
Additional China Tax Considerations
Under the Provisional Regulations of the PRC Concerning the Stamp Duty, a stamp duty is not imposed by China on the transfer of shares, such as the H Shares or ADSs, of Chinese publicly traded companies that take place outside of China. In case foreign investors transfer A Shares, the stamp duty will be imposed on the transferor
United States Federal Income Taxation
Each potential investor is strongly urged to consult its own tax advisor to determine the particular U.S. federal, state, local, treaty and foreign tax consequences of acquiring, owning or disposing of the H Shares or ADSs.
The following summary describes the principal U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs. This summary only applies to U.S. holders, as defined below, who hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders that may be subject to special rules, including:
•	Financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	real estate investment trusts, regulated investment companies, grantor trusts;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that will own H Shares or ADSs through partnerships or other pass-through entities;

•	persons that own 10% or more, by vote, of our equity for U.S. federal income tax purposes;

•	dealers or traders in securities or currencies;

•	certain former citizens or long-term residents of the United States;

•	persons that will hold the H Shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" or other risk reduction transaction for U.S. federal income tax purposes;

•	persons who receive the H Shares or ADSs as compensation for services;

•	"dual resident" corporations;

•	persons that generally mark their securities to market for U.S. federal income tax purposes; or

•	persons who are residents of the People's Republic of China or who are subject to Hong Kong profits tax.

Moreover, this description does not address U.S. federal estate, gift or alternative minimum taxes, the U.S. federal unearned income Medicare contribution tax, or any foreign state or local tax consequences of the acquisition, ownership and disposition of the H Shares or ADSs. Each U.S. holder should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of H Shares or ADSs.
This discussion is based on the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or change in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.
You are a "U.S. holder" if you are a beneficial owner of H Shares or ADSs and, for U.S. federal income tax purposes, are:
•	an individual citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•
a trust: (i) subject to the primary supervision of a U.S. court and one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust; or (ii) that has validly elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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

Distributions on the H Shares or ADSs
Subject to the discussions below under "- Passive Foreign Investment Company", the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs will be includible in income as dividend income when the distribution is actually or constructively received by you. Because we do not calculate earnings and profits in accordance with U.S. tax principles, all distributions by us to U.S. holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction allowed to certain U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.
The U.S. dollar amount of dividends received by an individual, trust or estate will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (c) provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules. We should be considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2017 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "- Passive Foreign Investment Company." Relevant U.S. holders should consult their tax advisors regarding whether such dividends will qualify for the reduced rates provided by the "qualified dividend" rules.
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

Sale, Exchange or Other Disposition
Subject to the discussions below under "- Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs will be capital gain or loss, will be long-term capital gain or loss if the U.S. holder's holding period for such H Shares or ADSs exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate U.S. holders, the U.S. income tax rate applicable to net long-term capital gain currently will not exceed 20.0%. The deductibility of capital losses is subject to significant limitations.
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
The rules relating to the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances. Any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes and, as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, however, if any PRC tax were to be imposed on any gain from the disposition of H Shares or ADSs, the gain could be treated as PRC source income. U.S. holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company
A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:
•	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder's holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the H Shares or ADSs.
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
Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy the recordkeeping requirements that would permit you to make a qualified electing fund election.

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
Backup Withholding and Information Reporting
In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to "backup withholding" with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you:
•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•
provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules; or

•	provide a properly completed IRS Form W-8BEN, certifying your status as a non-US holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability or may be refunded to the extent they exceed such liability provided that you furnish the required information to the IRS in a timely manner.
Certain U.S. Holders may be required to report information with respect to such holder's interest in "specified foreign financial assets" (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of H Shares or ADSs.
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
Hong Kong Stamp Duty
Hong Kong stamp duty is payable by each seller and purchaser for every sold note and every bought note created for every sale and purchase of the H Shares. Stamp duty is charged at the total rate of 0.2% of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for the full payment of such amount.
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
For the year ended December 31, 2016, revenues of approximately RMB30,940 million are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom we have derived revenue of more than 10% of our revenue during the year ended December 31, 2014, 2015 and 2016. Thus, the directors are of the opinion that we were not exposed to any significant concentration of credit risk as at December 31, 2014, 2015 and 2016.
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
Our bank balances and cash on hand as of December 31, 2016 amounted to RMB25,895.5 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro, Australian dollar and Indonesian Rupiah, which translated into RMB5,343.6 million, RMB6.3 million, RMB0.02 million, RMB2.6 million and RMB0.1 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated trade and notes receivable. As of December 31, 2016, we had foreign currency denominated loans with principal amount of RMB23 million in Japanese Yen and RMB1,572 million in U.S. dollars. In addition, as of December 31, 2016, our trade and notes receivables denominated in U.S. dollars amounted to RMB458 million and in Euro amounted to RMB5 million.
As at December 31, 2016, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB269 million lower/higher, mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was more sensitive to the fluctuation in the RMB/USD exchange rates in 2016 than in 2015 and 2014, mainly due to the increase in the USD denominated cash and receivables.
As the assets and liabilities denominated in other foreign currencies other than USD were relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2015 and 2016.
Interest Rate Risk
As of December 31, 2016, as our Group had no significant interest-bearing assets except for bank deposits, entrusted loans, receivables arising from disposal of subsidiaries, business and assets and a prepayment paid to a supplier, our Group's income and operating cash flows are substantially independent of changes in market interest rates.
Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of businesses to Chinalco is at the rate of one-year bank loan determined by the People's Bank of China at the payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, our directors are of the opinion that our Group was not exposed to any significant interest rate risk for its financial assets held as of December 31, 2015 and 2016.
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

As at December 31, 2016, if interest rates had been 100 basis higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB479 million lower/higher, respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.
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
We use mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in primary aluminum prices. We use the futures contract for hedging other than speculation. As at December 31, 2016, the fair values of the outstanding futures contracts amounting to RMB55 million and RMB3 million were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2016, the fair value of the outstanding options contracts amounting to RMB0.1 million was recognized in financial liabilities at fair value through profit or loss.
The fair value of futures contracts are based on quoted market prices. As of December 31, 2015 and 2016, our position in futures contracts was as follows:
	2015	2016
Primary aluminum	Decrease/increase RMB43.776 million	Decrease/increase RMB6.761 million
Copper	Decrease/increase RMB1.736 million	Decrease/increase RMB4.085 million
Zinc	Increase/decrease RMB0.144 million	Decrease/increase RMB0.752 million
Lead	N/A	Increase/decrease RMB0.066 million
Coal	N/A	Decrease/increase RMB1.103 million

Liquidity risk
We monitor rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs while maintaining sufficient headroom on our undrawn committed borrowing facilities at all times so that we do not breach borrowing limits or covenants (where applicable) on any of our borrowing facilities. Such forecast takes into consideration our debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements. Our management also monitors rolling forecasts of our liquidity reserve on the basis of expected cash flows.

As of December 31, 2016, we had total banking facilities of approximately RMB134,235 million, of which RMB61,980 million had been utilized, and unutilized banking facilities amounted to RMB72,255 million as of December 31, 2016, among which, banking facilities of approximately RMB67,510 million will be subject to renewal during the next 12 months from January 1, 2017. Our directors are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2016, we had credit facilities through our futures agent at LME amounting to US$120 million, of which approximately US$50 million has been utilized. The futures agent has the right to adjust the related credit facilities.
The following table sets forth the maturity profile of our financial liabilities as of December 31, 2016:

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
	(RMB in millions)
Finance lease payable, including current portion	2,253.7	2,068.3	2,895.3	-	7,217.3
Long-term bank and other loans, including current portion	4,725.2	8,000.7	10,275.9	8,698.5	31,700.3
Long-term bonds	2,000.0	-	-	-	2,000.0
Medium-term notes and bonds, including current portion	6,400.0	12,500.0	3,215.0	-	22,115.0
Short-term bonds	7,900.0	-	-	-	7,900.0
Gold leasing arrangement	3,000.0	-	-	-	3,000.0
Short-term bank and other loans	32,154.8	-	-	-	32,154.8
Interest payables for borrowings	6,045.3	1,701.5	2,436.1	470.5	10,653.4
Financial liabilities at fair value through profit or loss	3.6	-	-	-	3.6
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,495.7	-	-	-	8,495.7
Financial liabilities included in other non-current liabilities	-	218.2	330.0	405.3	953.5
Trade and notes payables	11,285.3	-	-	-	11,285.3
Total	84,263.6	24,488.7	19,152.3	9,574.3	137,478.9

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	DEBT SECURITIES
Not applicable.
B.	WARRANTS AND RIGHTS
Not applicable.
C.	OTHER SECURITIES
Not applicable.
D.	AMERICAN DEPOSITARY SHARES
The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, in connection with the ownership of Chalco's American Depositary Receipts.
Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) $0.02 (or less) per ADS	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had Distribution of securities distributed to holders of deposited securities

$0.02 (or less) per ADS per calendar year Registration or transfer fees	•	Depositary services
	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges that the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary
The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program incurred by us in connection with the program. From January 1, 2016 to December 31, 2016, we did not receive any depositary reimbursements for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2016 to December 31, 2016, the total amount of the fees that were waived was US$130,142.68.
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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the framework in the Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.
Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRSs.
The effectiveness of our internal controls over financial reporting as of December 31, 2016 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included herein.
Changes in Internal Control over Financial Reporting
During 2016, there have been no material changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee members are Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Our Board has determined that Mr. Lie-A-Cheong Tai Chong, David, the chairman of the audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See "Item 6. Directors, Senior Management and Employees."
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
Ernst & Young Hua Ming LLP served as our independent auditor for the fiscal year ended December 31, 2015 and 2016. A description of the fees billed to us by Ernst & Young, Ernst & Young Hua Ming LLP and Ernst & Young (China) Advisory Limited for professional services in each of the last two fiscal years is set forth below:
	Year ended December 31
	2015	2016
	(RMB in thousands)
Audit fee (1) and audit-related fees (2)	23,264	23,475
Other fees (3)	-	250

(1)	"Audit fee" represents the fee obtained from annual audit work charged by Ernst & Young and Ernst & Young Hua Ming LLP for the years ended December 31, 2015 and 2016.

(2)
"Audit-related fees" represent aggregate fees charged by Ernst & Young and Ernst & Young Hua Ming LLP for permissible professional services rendered in connection with issuance of a subsequent letter for additional issuance of A Shares according to the requirement of CSRC, as well as an auditors' letter for calculation accuracy of profit forecast of Shanxi Huaxing used in its circular for disposal for the year ended December 31, 2015, and comfort letter issued for permissible professional services rendered in connection with issuance of USD senior perpetual securities, auditors' letters on calculation accuracy of profit forecast in relation to transactions such as disposal of environmental protection assets, transaction of Maochang mine and acquisition of equity interests of Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* (中鋁集團山西交口興華科技股份有限公司) for the year ended December 31, 2016.

(3)
"Other fees" represent the fee charged by Ernst & Young (China) Advisory Limited for permissible professional services rendered in connection with environmental, social and governance report for the year ended December 31, 2016.

Our audit committees pre-approves all audit, audit-related services and other services performed by Ernst & Young, Ernst & Young Hua Ming LLP and Ernst & Young (China) Advisory Limited, for the years ended December 31, 2015 and 2016.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2016.
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Effective from December 29, 2015, we have engaged Ernst & Young Hua Ming LLP as the Company's independent registered public accounting firm, and dismissed Ernst & Young. The change of the Company's independent registered public accounting firm was resolved by our Board of Directors as recommended by our audit committee on November 13, 2015, and approved by our shareholders at the annual general meeting on December 29, 2015. The decision was not made due to any disagreements with Ernst & Young.
Ernst Young's audit reports on our consolidated financial statements as of December 31, 2014 and 2013 and for each of the two years ended December 31, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Ernst & Young on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 did not contain an adverse opinion, nor was it qualified or modified.
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
The Company provided Ernst & Young with a copy of the disclosures it is making in this annual report on Form 20-F and requested from Ernst & Young a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Ernst & Young's letter dated April 15, 2016 was filed as Exhibit 15.1 to the Form 20-F for the year ended December 31, 2015 which we filed with the SEC on April 15, 2016.
During each of the two years ended December 31, 2014 and 2013 and the subsequent interim period through December 28, 2015, we have not consulted with Ernst & Young Hua Ming LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young Hua Ming LLP concluded were important factors considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any "reportable event" as described in pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE
The NYSE has imposed a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow "home country" practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. As a foreign issuer listed on the NYSE, we are required to disclose a summary of the significant differences between our domestic corporate governance rules and NYSE corporate governance rules that apply to U.S. domestic issuers.
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
Compensation Committee	NYSE requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors. As a foreign private issuer, we are not subject to such requirement.	We have a remuneration committee that consists of two independent directors and a non- independent director.
Nominating Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating committees. As a foreign private issuer, we are not subject to such requirement.	We have a nomination committee that consists of two non-independent directors and three independent directors.
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
As of the date of this annual report, we do not own or operate any mine in the United States. For details of the mining safety control of our bauxite mines in China, see "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Own Mines."
PART III
ITEM 17.	FINANCIALSTATEMENTS
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18.	FINANCIALSTATEMENTS
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
ITEM 19.	EXHIBITS
Exhibit Number         Description
1.1	English translation of Articles of Association of Aluminum Corporation of China Limited (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-15264) filed with the Securities and Exchange Commission or April 15, 2015)
2.1	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.2	Registrant's Specimen Certificate for H Shares (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F/A (file No.001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.3	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
4.1	English translation of Form of Employment Contract (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2016
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Ernst & Young (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-15264) filed with the Securities and Exchange Commission on April 15, 2015)

*            Filed with this annual report on Form 20-F
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED
By:	/s/ YU Dehui
Name: YU Dehui
Title: Chairman of the Board
Date: April 18, 2017

ALUMINUM CORPORATION OF CHINA LIMITED
AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2014, 2015 and 2016

Together with Reports of Independent Public Accounting Firm

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ALUMINUM CORPORATION OF CHINA LIMITED

Pages

Reports of the Independent Registered Public Accounting Firm	F3-F6

Consolidated Statements of Financial Position As of December 31, 2015 and 2016	F7-F9

Consolidated Statements of Comprehensive Income for the Years Ended
December 31, 2014, 2015 and 2016	F10-F11

Consolidated Statements of Changes in Equity for the Years Ended
December 31, 2014, 2015 and 2016	F12-F14

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2014, 2015 and 2016	F15-F16

Notes to the Consolidated Financial Statements	F17-F180

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited and its subsidiaries (the "Group") as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years ended December 31, 2016. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the two years ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 18, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People's Republic of China
April 18, 2017

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited Aluminum Corporation of China Limited's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). Aluminum Corporation of China Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Aluminum Corporation of China Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting (Continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing, the consolidated statements of financial position of Aluminum Corporation of China Limited as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years ended December 31, 2016 of Aluminum Corporation of China Limited and our report dated April 18, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People's Republic of China
April 18, 2017

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows of Aluminum Corporation of China Limited and its subsidiaries (the "Group")  for the year ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated result of its operation and its cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Hong Kong

April 15, 2015, except for the effects of business combination under common control as discussed in Note 2, as to which the date is April 18, 2017.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2015	December 31, 2016
	Notes	RMB'000	RMB'000	USD'000
ASSETS
Non-current assets
Intangible assets	5	10,439,015	10,608,791	1,527,984
Property, plant and equipment	6	91,626,428	90,525,652	13,038,406
Investment properties	7	-	1,245,033	179,322
Land use rights and leasehold land	8	3,450,355	3,325,286	478,941
Investments in joint ventures	9(a)	5,150,887	6,240,200	898,776
Investments in associates	9(b)	5,602,701	5,926,533	853,598
Available-for-sale financial investments	10	130,440	164,393	23,678
Deferred tax assets	11	1,362,995	1,426,707	205,489
Other non-current assets	12	9,833,179	4,188,121	603,214

Total non-current assets		127,596,000	123,650,716	17,809,408

Current assets
Inventories	13	20,341,312	17,903,986	2,578,710
Trade and notes receivables	14	5,143,486	7,327,181	1,055,334
Other current assets	15	15,914,262	15,244,812	2,195,709
Financial assets at fair value through profit or loss	37.1/37.2	2,058	54,756	7,887
Available-for-sale financial investments	10	224,820	-	-
Restricted cash and time deposits	16	1,801,239	2,087,447	300,655
Cash and cash equivalents	16	20,756,202	23,808,048	3,429,072
		64,183,379	66,426,230	9,567,367
Assets of a disposal group classified as held for sale	17	200,187	-	-
Non-current assets held for sale	17	78,838	-	-

Total current assets		64,462,404	66,426,230	9,567,367

Total assets		192,058,404	190,076,946	27,376,775

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)
As of December 31, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2015	December 31, 2016
	Notes	RMB'000	RMB'000	USD'000
EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	18	14,903,798	14,903,798	2,146,593
Other reserves	19	29,833,178	27,692,441	3,988,541
Accumulated losses
— proposed final dividend for the year	34	-	-	-
— others		(4,781,084)	(4,488,590)	(646,491)
		39,955,892	38,107,649	5,488,643

Non-controlling interests		11,937,634	17,479,840	2,517,621

Total equity		51,893,526	55,587,489	8,006,264

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	20	54,000,874	47,322,748	6,815,893
Other non-current liabilities	22	3,350,559	3,237,741	466,333
Deferred tax liabilities	11	1,006,155	984,304	141,769

Total non-current liabilities		58,357,588	51,544,793	7,423,995

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)
As of December 31, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2015	December 31, 2016
EQUITY AND LIABILITIES	Notes	RMB'000	RMB'000	USD'000
LIABILITIES
Current liabilities
Trade and notes payables	24	14,726,544	11,285,334	1,625,426
Other payables and accrued liabilities	23	12,090,570	13,006,678	1,873,351
Financial liabilities at fair value through profit or loss	37.1/37.2	161,700	3,575	515
Income tax payable		43,356	356,683	51,373
Interest-bearing loans and borrowings	20	54,761,255	58,292,394	8,395,851
		81,783,425	82,944,664	11,946,516

Liabilities of a disposal group classified as held for sale	17	23,865	-	-

Total current liabilities		81,807,290	82,944,664	11,946,516

Total liabilities		140,164,878	134,489,457	19,370,511

Total equity and liabilities		192,058,404	190,076,946	27,376,775

Net current liabilities		17,344,886	16,518,434	2,379,149

Total assets less current liabilities		110,251,114	107,132,282	15,430,259

The accompanying notes are an integral part of these financial statements.

Yu Dehui	Zhang Zhankui
Director	Chief Financial Officer

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

		2014	2015	2016
	Note	RMB'000	RMB'000	RMB'000	USD'000

Revenue	4	142,059,691	123,475,434	144,065,518	20,749,751
Cost of sales		(141,438,233)	(120,982,778)	(133,508,536)	(19,229,229)

Gross profit		621,458	2,492,656	10,556,982	1,520,522

Selling and distribution expenses		(1,766,666)	(1,784,114)	(2,065,453)	(297,487)
General and administrative expenses		(4,843,400)	(2,346,565)	(3,348,345)	(482,262)
Research and development expenses		(293,766)	(168,870)	(168,862)	(24,321)
Impairment loss on property, plant and equipment	6	(5,679,521)	(10,011)	(57,080)	(8,221)
Other income	27	823,986	1,771,027	745,206	107,331
Other gains, net	28	356,929	5,023,600	166,633	24,000
Finance income	29	1,047,631	812,367	815,678	117,482
Finance costs	29	(6,733,874)	(5,960,993)	(5,004,715)	(720,829)
Share of profits and losses of:
Joint ventures	9(a)	89,510	23,238	(95,508)	(13,756)
Associates	9(b)	350,575	284,531	115,091	16,577

(Loss)/ profit before income tax		(16,027,138)	136,866	1,659,627	239,036

Income tax (expense)/benefit	32	(1,074,910)	230,147	(404,172)	(58,213)

(Loss)/ profit for the year		(17,102,048)	367,013	1,255,455	180,823

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

		2014	2015	2016
	Note	RMB'000	RMB'000	RMB'000	USD'000

(Loss)/ profit attributable to:
Owners of the parent		(16,269,477)	148,622	402,494	57,971
Non-controlling interests		(832,571)	218,391	852,961	122,852

		(17,102,048)	367,013	1,255,455	180,823

Other comprehensive income, net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Available-for-sale investments:
Changes in fair value		-	57,940	104,103	14,994
Reclassification adjustments for gains included in the consolidated statement of profit or loss
- Gain on disposal		-	-	(102,854)	(14,814)
Income tax effect		-	-	(13,288)	(1,914)
Share of other /(Transfer out) comprehensive income of an associate		-	4,658	(4,658)	(671)
Exchange differences on translation of foreign operations		64,102	499,837	657,531	94,704

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		64,102	562,435	640,834	92,299

Total other comprehensive income, net of tax		64,102	562,435	640,834	92,299

Total comprehensive (loss) /income for the year		(17,037,946)	929,448	1,896,289	273,122

Total comprehensive (loss)/ income for the year attributable to:
Owners of the parent		(16,205,375)	711,057	1,043,328	150,270
Non-controlling interests		(832,571)	218,391	852,961	122,852

		(17,037,946)	929,448	1,896,289	273,122

Basic and diluted (loss)/ earnings per share attributable to ordinary equity holders of the parent (expressed in RMB per share)	33	(1.20)	0.01	0.02	0.004

Details of the dividends payable and proposed for the year are disclosed in note 34 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

At January 1, 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,344,080	44,374,018	9,344,394	53,718,412
Add: Adjustment due to business combinations under common control	-	866,098	258,494	-	-	-	14,979	1,139,571	430,258	1,569,829
At January 1, 2014	13,524,488	13,964,180	903,506	5,867,557	146,200	(251,401)	11,359,059	45,513,589	9,774,652	55,288,241
Loss for the year	-	-	-	-	-	-	(16,269,477)	(16,269,477)	(832,571)	(17,102,048)

Other comprehensive income for the year:
Exchange differences on translation of foreign operations	-	-	-	-	-	64,102	-	64,102	-	64,102
Total comprehensive income / (loss) for the year	-	-	-	-	-	64,102	(16,269,477)	(16,205,375)	(832,571)	(17,037,946)
Release of deferred government subsidies	-	-	20,000	-	-	-	-	20,000	-	20,000
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(950)	(950)
Issuance of senior perpetual securities, net of issuance costs	-	-	-	-	-	-	-	-	2,461,813	2,461,813
Capital injection	-	94,849	-	-	-	-	-	94,849	743,819	838,668
Increase of equity interest in a subsidiary	-	-	24,061	-	-	-	-	24,061	(24,061)	-
Other appropriation	-	-	-	-	33,404	-	-	33,404	32,046	65,450
Share of reserves of a joint venture and associates	-	-	-	-	8,254	-	-	8,254	-	8,254
Share of change in an associate due to passive equity dilution	-	-	(14,979)	-	-	-	-	(14,979)	-	(14,979)
Senior perpetual securities' distribution	-	-	-	-	-	-	-	-	(224,241)	(224,241)
Dividends paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(98,250)	(98,250)
At December 31, 2014	13,524,488	14,059,029	932,588	5,867,557	187,858	(187,299)	(4,910,418)	29,473,803	11,832,257	41,306,060

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital (note 18)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At January 1, 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	-	-	(187,299)	(4,864,089)	28,300,691	11,353,155	39,653,846
Add: Adjustment due to business combinations under common control	-	960,947	258,494	-	-	-	-	-	(46,329)	1,173,112	479,102	1,652,214
At January 1, 2015	13,524,488	14,059,029	932,588	5,867,557	187,858	-	-	(187,299)	(4,910,418)	29,473,803	11,832,257	41,306,060
Profit for the year	-	-	-	-	-	-	-	-	148,622	148,622	218,391	367,013

Other comprehensive income for the year
Gain on available-for-sale financial assets	-	-	-	-	-	57,940	-	-	-	57,940	-	57,940
Share of other comprehensive income of an associate	-	-	-	-	-	4,658	-	-	-	4,658	-	4,658
Exchange differences related to foreign operations	-	-	-	-	-	-	-	499,837	-	499,837	-	499,837
Total comprehensive income for the year	-	-	-	-	-	62,598	-	499,837	148,622	711,057	218,391	929,448

Issuance of A shares	1,379,310	6,518,162	-	-	-	-	-	-	-	7,897,472	-	7,897,472
Business combination under common control	-	(37,662)	-	-	-	-	-	-	-	(37,662)	-	(37,662)
Disposal of subsidiaries	-	-	-	-	(5,405)	-	-	-	-	(5,405)	5,686	281
Issuance of perpetual medium-term notes	-	-	-	-	-	-	2,000,000	-	-	2,000,000	-	2,000,000
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	261,000	261,000
Other appropriation	-	-	-	-	(81,302)	-	-	-	-	(81,302)	(16,081)	(97,383)
Share of reserves of joint ventures and associates	-	-	-	-	11,878	-	-	-	-	11,878	-	11,878
Partial disposal of Jiaozuo Wangfang	-	-	-	-	(13,949)	-	-	-	-	(13,949)	-	(13,949)
Dividends distributed by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(65,853)	(65,853)
Other equity instruments' distribution	-	-	-	-	-	-	19,288	-	(19,288)	-	(297,766)	(297,766)
At December 31, 2015	14,903,798	20,539,529	932,588	5,867,557	99,080	62,598	2,019,288	312,538	(4,781,084)	39,955,892	11,937,634	51,893,526

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital (note 18)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At January 1, 2016	14,903,798	19,578,582	674,094	5,867,557	98,700	62,598	2,019,288	312,538	(4,677,058)	38,840,097	11,457,339	50,297,436
Add: Adjustment due to business combinations under common control	-	960,947	258,494	-	380	-	-	-	(104,026)	1,115,795	480,295	1,596,090
At January 1, 2016	14,903,798	20,539,529	932,588	5,867,557	99,080	62,598	2,019,288	312,538	(4,781,084)	39,955,892	11,937,634	51,893,526
Profit for the year	-	-	-	-	-	-	-	-	402,494	402,494	852,961	1,255,455

Other comprehensive income for the year
Changes in fair value of available-for-sale financial assets	-	-	-	-	-	90,815	-	-	-	90,815	-	90,815
Transfer out due to disposal of available-for-sale financial assets, net of tax	-	-	-	-	-	(102,854)	-	-	-	(102,854)	-	(102,854)
Transfer out of share of other comprehensive income of an associate	-	-	-	-	-	(4,658)	-	-	-	(4,658)	-	(4,658)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	657,531	-	657,531	-	657,531
Total comprehensive income for the year	-	-	-	-	-	(16,697)	-	657,531	402,494	1,043,328	852,961	1,896,289

Release of deferred government subsidies	-	-	20,290	-	-	-	-	-	-	20,290	-	20,290
Business combinations under common control (note 39)	-	(3,010,627)	-	-	-	-	-	-	-	(3,010,627)	-	(3,010,627)
Dividends distributed by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(8,941)	(8,941)
Capital injection from non-controlling shareholders	-	176,615	-	-	-	-	-	-	-	176,615	1,661,925	1,838,540
Other appropriations	-	-	-	-	23,182	-	-	-	-	23,182	(13,375)	9,807
Share of reserves of joint ventures and associates (note 9)	-	-	-	-	8,969	-	-	-	-	8,969	-	8,969
Issuance of senior perpetual securities	-	-	-	-	-	-	-	-	-	-	3,374,398	3,374,398
Coupon accrued for other equity instruments	-	-	-	-	-	-	110,000	-	(110,000)	-	-	-
Other equity instruments' distribution	-	-	-	-	-	-	(110,000)	-	-	(110,000)	(324,762)	(434,762)
At December 31, 2016	14,903,798	17,705,517	952,878	5,867,557	131,231	45,901	2,019,288	970,069	(4,488,590)	38,107,649	17,479,840	55,587,489

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2014	2015	2016
		RMB'000	RMB'000	RMB'000	USD'000

Net cash flows from operating activities	35	13,782,322	7,297,055	11,518,674	1,659,034
Investing activities
Purchases of intangible assets		(106,077)	(34,610)	(286,282)	(41,233)
Purchases of property, plant and equipment		(8,414,291)	(9,198,263)	(6,241,596)	(898,977)
Purchases of land use rights and leasehold land		(295,506)	(139,624)	(20,963)	(3,019)
Purchases of investment properties		-	-	(41,982)	(6,047)
Proceeds from disposal of property, plant and equipment		238,525	805,764	271,609	39,120
Proceeds from disposal of intangible assets		11,637	-	-	-
Proceeds from disposal of a joint venture and associates		7,993	1,857,993	-	-
Proceeds from disposal of land use rights		-	554,554	-	-
Cash consideration paid for business combinations under common control	39	-	(30,000)	(2,456,512)	(353,811)
Proceeds from disposal of the environmental protection business	40	-	-	1,754,365	252,681
Proceeds from disposal of subsidiaries and Alumina Production Line of Guizhou Branch of the Company		3,639,193	1,568,950	1,568,914	225,971
Interest received from unpaid disposal proceeds		654,028	389,758	353,665	50,938
Interest received from loans and borrowings to others		155,922	14,639	31,657	4,560
Proceeds from disposal of Chalco Iron Holdings Limited, net of cash disposed of		2,801,901	2,680,288	2,877,391	414,431
Disposal of Shanxi Huaxing, net of cash disposed of		-	590,650	-	-
Disposal of Ningxia Photovoltaic subsidiaries, net of cash disposed of		-	(189)	-	-
Investments in joint ventures		-	(10,263)	(1,134,512)	(163,404)
Investments in associates		(67,358)	(1,365,230)	(30,000)	(4,321)
Prepaid equity investment		-	(150,000)	-	-
Proceeds from dividends and (purchases)/disposal of available-for-sale investments		(4,540,101)	4,410,780	474,404	68,328
Investment income from financial products	28	71,023	38,469	15,905	2,291
Dividends received		58,929	320,857	65,083	9,374
(Increase)/decrease in restricted cash		(4,000)	8,500	-	-
Increase in time deposits		-	(51,000)	(21,700)	(3,125)
Proceeds/(Payment) from settlement of futures, options and forward foreign exchange contracts, net		181,768	(680,685)	(2,006,583)	(289,009)
Payment for acquisition of a subsidiary acquired in prior year		(36,958)	-	-	-
Loans to related parties	36	(764,000)	(140,000)	(547,957)	(78,922)
Loans repaid by related parties		972,139	111,000	213,354	30,729
Loan to a third party		(68,439)	-	-	-
Assets related government grants received		442,499	840,769	164,547	23,700
Others		(78,494)	-	-	-

Net cash flows (used in)/from investing activities		(5,139,667)	2,393,107	(4,997,193)	(719,745)

ALUMINUM CORPORATION OF CHINA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2014	2015	2016
		RMB'000	RMB'000	RMB'000	USD'000

Financing activities
Proceeds from a gold leasing arrangement	20(g)	-	-	3,000,000	432,090
Payment of upfront interest of a gold leasing arrangement	20(g)	-	-	(86,424)	(12,448)
Proceeds from issuance of short-term bonds and medium-term notes and private placement notes, net of issuance costs		34,892,986	20,988,166	11,070,660	1,594,507
Proceeds from issuance of senior perpetual securities, net of issuance costs	41	2,461,813	2,000,000	3,374,398	486,014
Repayments of short-term bonds and medium-term notes and bonds		(26,700,000)	(32,000,000)	(13,500,000)	(1,944,404)
Distribution paid for other equity instruments		(224,241)	(297,766)	(434,762)	(62,619)
Drawdown of short-term and long-term loans		60,562,225	55,810,352	44,497,423	6,408,962
Repayments of short-term and long-term loans		(70,276,842)	(59,196,790)	(48,318,364)	(6,959,292)
Proceeds from government subsidies		25,000	-	-	-
Proceeds from finance lease, net of deposit and transaction costs		1,768,840	5,657,694	1,527,085	219,946
Finance lease instalment paid		(390,433)	(472,902)	(1,580,986)	(227,709)
Proceeds from issuance of A shares, net of issuance costs		-	7,897,472	-	-
Capital injection		756,711	261,000	1,838,540	264,805
Dividends paid by subsidiaries to non-controlling shareholders		(19,273)	(20,045)	(20,481)	(2,950)
Interest paid		(6,766,473)	(6,052,821)	(5,028,270)	(724,222)
Others		96,336	-	-	-

Net cash flows used in financing activities		(3,813,351)	(5,425,640)	(3,661,181)	(527,320)

Net increase in cash and cash equivalents		4,829,304	4,264,522	2,860,300	411,969
Cash and cash equivalents at beginning of year		11,541,675	16,376,914	20,756,202	2,989,515
Effect of foreign exchange rate changes, net		5,935	114,766	191,546	27,588

Cash and cash equivalents at December 31	16	16,376,914	20,756,202	23,808,048	3,429,072

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") (中國鋁業股份有限公司) and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading and logistics and transport services of non-ferrous metal products and coal products.

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

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("Chinalco") (中國鋁業公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

Information about subsidiaries

As at December 31, 2016, particulars of the Company's principal subsidiaries are as follows:
Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect
Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (包頭鋁業有限公司)	PRC/Mainland of China	1,668,980	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100.00%	-
China Aluminum International Trading Co., Ltd. ("Chalco Trading") (中鋁國際貿易有限公司)	PRC/Mainland of China	1,731,111	Import and export activities	100.00%	-
Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (山西華聖鋁業有限公司)	PRC/Mainland of China	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51.00%	-
Shanxi Huaze Aluminum and Power Co., Ltd. (山西華澤鋁電有限公司)	PRC/Mainland of China	1,500,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60.00%	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland of China	802,620	Manufacture and distribution of primary aluminum	62.10%	-
Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (中國鋁業遵義氧化鋁有限公司)	PRC/Mainland of China	1,400,000	Manufacture and distribution of alumina	73.28%	-
Shandong Huayu Alloy Materials Co., Ltd. (山東華宇铝合金材料有限公司) ("Shandong Huayu")	PRC/Mainland of China	1,627,697	Manufacture and distribution of aluminum alloy	55.00%	-
Chalco Hong Kong Ltd. (中國鋁業香港有限公司)	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities	100.00%	-
Chalco Mining Co., Ltd. (中鋁礦業有限公司)	PRC/Mainland of China	760,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related non-ferrous metal products	100.00%	-
Chalco Energy Co., Ltd. (中鋁能源有限公司)	PRC/Mainland of China	819,993	Thermoelectric supply and investment management	100.00%	-
China Aluminum Ningxia Energy Group Co., Ltd. ("Ningxia Energy")（中鋁寧夏能源集團）	PRC/Mainland of China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing	70.82%	-
Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") (貴州華錦鋁業有限公司)	PRC/Mainland of China	1,000,000	Manufacture and distribution of alumina	60.00%	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	PRC/Mainland of China	214,858	Research and development services	100.00%	-
Chalco Shandong Co., Ltd. ("Chalco Shandong")(中鋁山東有限公司)	PRC/Mainland of China	2,500,000	Manufacture and distribution of alumina	100.00%	-
Chalco Zhongzhou Aluminum Co., Ltd. (中鋁中州鋁業有限公司)	PRC/Mainland of China	3,200,000	Manufacture and distribution of alumina	100.00%	-
Shanxi Aluminum China Resources Co., Ltd. (山西中鋁華潤有限公司)("Shanxi Huarun")	PRC/Mainland of China	200,000	Manufacture and distribution of primary aluminum	50.00%	-
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland of China	50,000	Logistic transportation	81.87%	18.13%
Chinalco Shanxi Jiaokou Xinghua Technology Ltd.("Xinghua Technology") (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland of China	270,000	Manufacture and distribution of primary aluminum	33.00%	33.00%
Chinalco Shanghai Company Limited ("Chinalco Shanghai") (中鋁（上海）有限公司)	PRC/Mainland of China	968,300	Trading and engineering project management	60.00%	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1          Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1          Basis of preparation (Continued)

Going concern

As at December 31, 2016, the Group's current liabilities exceeded its current assets by approximately RMB16,518 million (December 31, 2015: RMB17,345 million ). The directors of the Company have considered the Group's available sources of funds as follows:

•	The Group's expected net cash inflows from operating activities in 2017;
•
Unutilized banking facilities of approximately RMB72,255 million as at December 31, 2016, of which amounts totaling RMB67,510 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

•	Other available sources of financing from banks and other financial institutions given the Group's credit history.
The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

  Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended December 31, 2016. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e.existing rights that give it the current ability to direct the relevant activities of the investee);
•	Exposure, or rights, to variable returns from its involvement with the investee; and
•	The ability to use its power over the investee to affect its returns.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

2.1          Basis of preparation (Continued)

Consolidation (Continued)

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee;
•	Rights arising from other contractual arrangements; and
•	The Group's voting rights and potential voting rights.
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
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1          Basis of preparation (Continued)

Consolidation (Continued)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;
•	Derecognizes the carrying amount of any non-controlling interests;
•	Derecognizes the cumulative translation differences recorded in equity;
•	Recognizes the fair value of the consideration received;
•	Recognizes the fair value of any investment retained;
•	Recognizes any surplus or deficit in profit or loss; and
•
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
For the years ended December 31, 2014, 2015 and 2016
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

The comparative financial data have been restated to reflect the business combinations under common control occurred during this year as disclosed in note 39.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses and etc., incurred in relation to the common control combination that is to be accounted for by using the merger accounting method are recognized as expenses in the period in which they are incurred.

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
For the years ended December 31, 2014, 2015 and 2016
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
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2          Changes in accounting policies and disclosures

The Group has adopted the following new and revised IFRSs (which include International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) for the first time for the current year's financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 (2011)	Investment Entities: Applying the Consolidation Exception
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations

Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IAS 27 (2011)	Equity Method in Separate Financial Statements
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs

Except for the amendments to IFRS 10, IFRS 12 and IAS 28 (2011), and certain amendments included in the Annual Improvements 2012-2014 Cycle, which are not relevant to the preparation of the Group's financial statements, the principal effects of adopting these new and revised IFRSs are as follows:

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

Amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3.

The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments have had no impact on the Group as there has been no interest acquired in a joint operation during the year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss. The amendments have had no significant impact on the Group's financial statements.

Amendments to IAS 16 and IAS 38 Charification of Acceptable Methods of Depreciation and Amortization

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are applied prospectively. The amendments have had no impact on the financial position or performance of the Group as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

Amendments to IAS 27 (2011) Equity Method in Separate Financial Statements

The IAS 27 (2011) Amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRSs and electing to change to the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements are required to apply the change retrospectively. The amendments have had no significant impact on the Group and the Company has not elected to change to equity method in its separate financial statement.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2          Changes in accounting policies and disclosures (Continued)

Annual Improvements to IFRSs 2012-2014 (Continued)

Annual Improvements to IFRSs 2012-2014 Cycle issued in September 2014 sets out amendments to a number of IFRSs. Details of the amendments are as follows:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that changes to a plan of sale or a plan of distribution to owners should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. Accordingly, there is no change in the application of the requirements in IFRS 5. The amendments also clarify that changing the disposal method does not change the date of classification of the non-current assets or disposal group held for sale.

The amendments are applied prospectively. The amendments have had no impact on the Group as the Group did not have any disposal group held for sale at the end of the year.

2.3	Issued but not yet effective financial reporting standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[2]
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[2]
IFRS 9	Financial Instruments[2]
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
IFRS 15	Revenue from Contracts with Customers[2]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[2]
IFRS 16	Leases[3]
Amendments to IAS 7	Disclosure Initiative[1]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses[1]
Amendments to IAS 40	Transfers of Investment Property[2]
IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration[2]
Annual Improvements to IFRSs 2014-2016 Cycle	Amendments to a number of IFRSs1/2

[1]	Effective for annual periods beginning on or after January 1, 2017
[2]	Effective for annual periods beginning on or after January 1, 2018
[3]	Effective for annual periods beginning on or after January 1, 2019
[4]	No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 in June 2016 that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet the employee's tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee's tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The Group expects to adopt the amendments from January 1, 2018. The amendments are not expected to have any significant impact on the Group's financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group is currently assessing the impact of the standard.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IFRS 10 and IAS 28 (2011) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 (2011) was removed by the IASB in January 2016 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In June 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. During the year ended December 31, 2016, the Group performed a preliminary assessment on the impact of the adoption of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Furthermore, the Group is considering the clarifications issued by the IASB in 2016 and will monitor any further developments.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers (Continued)

The Group's principal activities consist of the manufacture and sale of alumina, the manufacture and sale of primary aluminium and aluminum alloy products, trading and logistics of non-ferrous metal products, coal, electric power and other energy businesses. Upon initial evaluation, the Group expects to adopt IFRS 15 on January 1, 2018 using the modified retrospective method and the effect of adoption on the Group's financial statements is not expected to be material.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC-4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will gen  erally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. The Group expects to adopt IFRS 16 on January 1, 2019 and is currently assessing the impact of IFRS 16 upon adoption.

Amendments to IAS 7 Disclosure Initiative

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosure to be provided in the financial statements. The Group expects to adopt the amendments from January 1, 2017.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from January 1, 2017.

Amendments to IAS 40 Transfers of Investment Property

The amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management's intentions for the use of a property does not provide evidence of a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018. Early application of the amendments is permitted and must be disclosed. The Group expects to adopt the amendments from January 1, 2018.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the nonmonetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The interpretation is effective for annual periods beginning on or after January 1, 2018. Early application of the amendments is permitted and must be disclosed. The Group expects to adopt the amendments from January 1, 2018.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective financial reporting standards (Continued)

Annual Improvements to IFRSs 2014-2016 Cycle

Annual Improvements to IFRSs 2014-2016 Cycle issued in December 2016 sets out amendments to a number of IFRSs. Details of the amendments are as follows:

IFRS 1 First-time Adoption of International Financial Reporting Standards

Short-term exemptions in paragraphs E3–E7 of IFRS 1 were deleted because they have now served their intended purpose. The amendment is effective from January 1, 2018. The amendments have had no impact on the Group as the Group has already adopted International Financial Reporting Standards.

IAS 28 Investments in Associates and Joint Ventures

The amendments clarifies that:

•  An entity that is a venture capital organization, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss.

•  If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate's or joint venture's interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (a) the investment entity associate or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent.

The amendments should be applied retrospectively and are effective from January 1, 2018, with earlier application permitted. If an entity applies those amendments for an earlier period, it must disclose that fact. The Group expects to adopt the amendments from January 1, 2018.

IFRS 12 Disclosure of Interests in Other Entities

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity's interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale. The amendments are effective from January 1, 2017 and must be applied retrospectively. The Group expects to adopt the amendments from January 1, 2017.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment, and tested for impairment each year end.

The consolidated statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss in profit or loss.

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

The Group's investments in associates and joint ventures are classified as non-current assets and are stated at cost less any impairment losses.The results of associates and joint ventures are included in the Group's profit or loss to the extent of dividends received and receivable.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers, who are responsible for allocating resources and assessing the performance of the operating segments, have been identified as the presidents of the Company that make strategic decisions.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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
For the years ended December 31, 2014, 2015 and 2016
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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or
•	In the absence of a principal market, in the most advantageous market for the asset or liability.
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

Level 1 — Based on quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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
For the years ended December 31, 2014, 2015 and 2016
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

(b)	Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.9430 per US$1.00 on December 31, 2016, the last business day in fiscal year 2016, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

(c)	Transactions and balances

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in the statement of profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item.

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
For the years ended December 31, 2014, 2015 and 2016
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
For the years ended December 31, 2014, 2015 and 2016
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

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

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
For the years ended December 31, 2014, 2015 and 2016
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
For the years ended December 31, 2014, 2015 and 2016
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

(d)	Other intangible assets

Other intangible assets mainly include profit sharing right of Maochang mine, which are initially recorded at costs incurred to acquire the specific right. Amortization is calculated on the straight-line basis over its estimated useful life. The estimated useful live of profit sharing right of Maochang mine is 22.5 years.

(e)	Periodic review of the useful lives and amortization method

For intangible assets with finite useful lives, the estimated useful lives and amortization method are reviewed annually at the end of each reporting period and adjusted when necessary.

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
For the years ended December 31, 2014, 2015 and 2016
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

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

2.13  Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group uses the cost model to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to investment property's residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	50 years
Land use right	40-70 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognized in profit or loss in the year of the retirement or disposal.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14	Non-current assets and disposal groups held for sale

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

2.15	Financial assets

(a)	Classification

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

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss.  These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15              Financial assets (Continued)

(a)	Classification (Continued)

(i)	Financial assets at fair value through profit or loss (Continued)

Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortized cost using the effective interest rate method less any allowance for impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate.  The effective interest rate amortization is included in other income and gains in the statement of profit or loss.  The loss arising from impairment is recognized in profit or loss in finance costs for loans and in other expenses for receivables.

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognized in profit or loss as other income in accordance with the policies set out for "Interest income" and "Dividend income" below.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15        Financial assets (Continued)

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

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.  Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the effective interest rate.  If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(b)	Recognition and measurement

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the Group's consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(d)	Impairment of financial assets

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(d)	Impairment of financial assets (Continued)

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

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If a write-off is later recovered, the recovery is credited to other expenses in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of profit or loss, is removed from other comprehensive income and recognized in profit or loss.

In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of comprehensive income — is removed from other comprehensive income and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(d)	Impairment of financial assets (Continued)

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16	Financial liabilities

(a)	Initial recognition and measurement

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in profit or loss.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16        Financial liabilities (Continued)

(b)	Subsequent measurement (Continued)

The subsequent measurement of financial liabilities depends on their classification as follows: (Continued)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognized initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and (ii) the amount initially recognized less, when appropriate, cumulative amortization.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.18	Derivative financial instruments

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

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

2.19	Inventories

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

2.20	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandize sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21	Cash and cash equivalents

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

2.22	Other income

Other income mainly includes government grants, which are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

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

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognized as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grants are used to compensate expenses or losses that were already incurred, they are directly recognized in profit or loss for the current period.

2.23	Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24	Employee benefits

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

The Group primarily pays contributions on a monthly basis to participate in a pension plan organized by the relevant municipal and provincial governments in the PRC. In 2016, the Group made monthly contributions at the rate of 20% (2015: 20%) of the qualified employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organizations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25	Current and deferred income tax

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

Deferred tax assets are recognized for all deductible temporary differences, the carrying forward of unused tax losses and tax credits. Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences, the carry forward of unused tax losses and unused tax credits can be utilized.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.26	Perpetual securities

Perpetual securities are classified as equity if they are non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognized as distributions within equity.

The perpetual securities issued by the Company are recognized as other equity instruments, and the perpetual securities issued by subsidiary of the Company are recognized as non-controlling interests.

2.27	Revenue recognition

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

2.28	Interest income

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

2.29	Dividend income

Dividend income is recognized when the right to receive payment is established.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.30	Leases

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

The Group leases certain land use rights and property, plant and equipment. Land use rights and property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased land use rights and the present value of the minimum lease payments.

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

Regarding the sale and leaseback agreements, the Group treats the sale and leaseback transactions as finance leases, the difference between the carrying amount and the consideration will be deferred and recognized in profit or loss during the useful lives of relevant assets as an adjustment of depreciation expense.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.32	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.33	Provisions

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
For the years ended December 31, 2014, 2015 and 2016
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

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have significant effect on the amounts recognized in the consolidated financial statements.

(a)	Significant influence over an entity in which the Group holds less than 20% of voting rights

At December 31, 2015 and 2016, the Group owned a 15% equity interest of Chalco Mineral Resources Co. Ltd. ("Chalco Resources") ("中鋁礦產資源有限公司"). The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the five directors of the board of directors of Chalco Resources.

At December 31, 2015 and 2016, the Group owned a 14.62% equity interest of China  Rare Earth Co., Ltd. ("China Rare Earth") ("中國稀有稀土有限公司"). The Company considers that it has significant influence over China Rare Earth even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the board of directors of China Rare Earth.

Prior to December 31, 2015, the Group owned a 15% equity interest of ABC-CA Fund Management Co., Ltd. ("ABC-CA") (農銀匯理基金管理有限公司). The Company considers that it has significant influence over ABC-CA even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate one out of the nine directors of the board of directors of ABC-CA.

At December 31, 2016, the Group owned 17.7% of the voting right of Chinalco Capital Holdings Co., Ltd.* ("中鋁資本控股有限公司") ("Chinalco Capital"). The Group considers that it has significant influence over Chinalco Capital  since it can appoint one out of three directors of the board of directors of Chinalco Capital.

At December 31, 2016, the Group owned a 16% equity interest of Baise New Aluminum Power Co., Ltd. * ("New Aluminum Power")  ("百色新鋁電力有限公司"). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the board of directors of New Aluminum Power.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Judgements (Continued)

(b)	Entity in which the Group holds more than a majority of voting rights that is not subject to consolidation

In April 2015, Ningxia Energy and Zhejiang Power Group Co., Ltd. *("Zhejiang Power") (浙江省能源集團有限公司) jointly established Ningxia Yinxing Power Co., Ltd. *("Yinxing Power") (寧夏銀星發電有限責任公司). The registered capital of Yinxing Power is RMB800 million, of which Ningxia Energy and Zhejiang Power contributed 51% and 49%, respectively. Ningxia Energy can appoint four out of the seven directors of the board of directors. According to the articles of association of Yinxing Power, most of the resolutions of both shareholders' meeting and board of directors  require more than two-thirds of the votes for passing. Accordingly, the directors of the Company consider that Ningxia Energy and Zhejiang Energy have joint control over Yinxing Power, which is accounted for as a joint venture.

(c)	Consolidation of entities in which the Group holds less than a majority of voting rights

In December 2016, Yinxing Energy issued shares non-publicly and the equity interest of the Group in Yinxing Energy was diluted to 40.44%. Since the remaining 59.56% of the equity shares in Yinxing Energy are held by large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy, and Yinxing Energy continues to be included in the consolidation scope.

The Group had 50% equity interest in Shanxi China Huarun Co., Ltd.* (Shanxi Huarun)("山西中鋁華潤有限公司"). According to the acting-in-concert agreement entered into by the Group and the other shareholder of Shanxi Huarun, Huarun (Coal) Group Co., Ltd. *(Huarun (Coal) Group)("華潤（煤業）集團有限公司"), Huarun (Coal) Group will exercise the shareholders vote in concert with the Group. Accordingly, the directors of the Company consider that the Group had control over Shanxi Huarun and included Shanxi Huarun in the consolidation scope.

(d)	Lease classification

As disclosed in note 22, the Group has entered into several sales and lease back agreements with third party leasing companies and related party leasing companies. The Group assessed the terms in the agreements and considered  that the Group had substantially all the risks and rewards of ownership  and treated them as finance leases.

*The English name represents the best effort made by the management of the Group in translating its Chinese name as it does not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

(a)	Property, plant and equipment and intangible assets- recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating unit of assets is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, selling prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(b)	Property, plant and equipment and intangible assets- estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortization charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/ amortization charge where useful lives are less than previously estimated, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortization expense in future periods.

(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognized as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

(d)	Coal reserve estimates and units-of-production depreciation for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only the approximate amounts of the coal reserves because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

Deferred tax assets are recognized for unused tax losses and deductible  temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

An entity shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

•	the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

•	it is probable that the temporary difference will not reverse in the foreseeable future.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(e)	Income tax (Continued)

As at December 31, 2015 and 2016, the Group recognized the deferred tax liabilities for the taxable temporary differences associated with investments in an overseas subsidiary. Apart from that, the Group believes that the taxable temporary differences associated with investments in all other subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities were not recognized as disclosed in note 11 to the financial statements.

The Group considers it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact on the Group's results or financial position.

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

(g)	Investment in joint ventures and associates - recoverable amount

In accordance with the Group's accounting policy, each investment in joint ventures and associates is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the investment in an arm's length transaction between knowledgeable and willing parties.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the investments. In such circumstances, some or all of the carrying value of the investments may be impaired and the impairment would be charged against profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the years are as follows:

	2014	2015	2016

Sales of goods (net of value-added tax)	139,763,495	121,063,609	141,437,762
Other revenue	2,296,196	2,411,825	2,627,756

	142,059,691	123,475,434	144,065,518

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation and packaging and other services.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of internal reports in order to allocate resources to operating segments and assess their performance of these operating segments.

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
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

The Group's five reportable operating segments are summarized as follows:

•
The alumina segment, which consists of the mining and purchase of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

•
The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, and the smelting of alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

•
The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, and new energy related equipment manufacturing business. Sales of coals are mainly made to the Group's internal and external coals consuming customers; electricity is sold to regional power grid corporations.

•
The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products, raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group, international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supply the products to the trading segment.

•	Corporate and other operating segments, which mainly include corporate management, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated on consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Year ended December 31, 2014
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Total revenue	30,765,751	40,650,480	5,242,329	110,107,996	348,017	(45,054,882)	142,059,691
Inter-segment revenue	(24,852,245)	(10,260,057)	(148,158)	(9,761,841)	(32,581)	45,054,882	-

Sales of self-produced products (Note (i))				27,973,346

Sales of products sourced from external suppliers				72,372,809

Revenue from external customers	5,913,506	30,390,423	5,094,171	100,346,155	315,436	-	142,059,691

Segment (loss)/profit before income tax	(6,029,585)	(6,366,489)	(1,736,365)	658,678	(2,277,503)	(275,874)	(16,027,138)

Income tax expense							(1,074,910)

Profit for the year							(17,102,048)

Other items
Finance income	221,435	42,034	69,419	265,428	449,315	-	1,047,631
Finance costs	(1,280,667)	(1,396,929)	(1,256,195)	(449,456)	(2,350,627)	-	(6,733,874)
Share of profits of joint ventures	-	-	78,392	-	11,118	-	89,510
Share of (losses)/profits of associates	-	(1,446)	281,932	(7)	70,096	-	350,575
Amortization of land use rights and leasehold land	(39,034)	(30,239)	(13,976)	(15)	(17,172)	-	(100,436)
Depreciation and amortization (excluding the amortization of land use rights and leasehold land)	(3,429,180)	(2,744,872)	(1,196,038)	(6,715)	(74,037)	-	(7,450,842)
Gain/(loss) on disposal of property, plant and equipment	2,537	(48,434)	437	11	1,305	-	(44,144)
Impairment of property, plant and equipment	(3,292,425)	(859,866)	(1,479,574)	-	(47,656)	-	(5,679,521)
Government grants	112,301	565,790	91,843	34,382	19,670	-	823,986
Impairment of intangible assets	(23,744)	-	(84,680)	-	-	-	(108,424)
Impairment of land use rights and leasehold land	(140,804)	-	-	-	-	-	(140,804)
Change for impairment of inventories	(43,251)	(590,357)	(87,423)	54,305	330	-	(666,396)
Provision for impairment of receivables, net	4,321	(2,860)	(61,970)	(81,755)	-	-	(142,264)
Investment in associates	-	314,313	2,389,395	-	2,137,260	-	4,840,968
Investment in joint ventures	4,900	-	1,165,149	-	1,355,698	-	2,525,747

Capital expenditure in:
Intangible assets	54,165	12	49,325	1,231	1,344	-	106,077
Land use rights and leasehold land	8,340	284,514	2,652	-	-	-	295,506
Property, plant and equipment (Note (ii))	3,601,811	2,038,608	2,321,906	117,814	194,160	-	8,274,299

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Year ended December 31, 2015
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	33,305,027	36,973,230	4,290,915	94,131,114	302,377	(45,527,229)	123,475,434
Inter-segment revenue	(26,643,874)	(8,861,390)	(98,124)	(9,908,906)	(14,935)	45,527,229	-

Sales of self-produced products(Note (i))				23,294,776

Sales of products sourced from external suppliers				60,927,432

Revenue from external customers	6,661,153	28,111,840	4,192,791	84,222,208	287,442	-	123,475,434

Segment profit/(loss) before income tax	1,910,631	(1,386,922)	(74,153)	(1,234,554)	733,760	188,104	136,866

Income tax benefit							230,147

Profit for the year							367,013

Other items
Finance income	204,488	20,820	39,231	265,372	282,456	-	812,367
Finance costs	(1,062,885)	(1,347,593)	(1,016,869)	(562,645)	(1,971,001)	-	(5,960,993)
Share of profits and losses of joint ventures	-	-	6,979	-	16,259	-	23,238
Share of profits and losses of associates	-	(2,027)	270,963	-	15,595	-	284,531
Amortization of land use rights and leasehold land	(44,064)	(28,989)	(12,557)	(15)	(18,307)	-	(103,932)
Depreciation and amortization (excluding the amortization of land use rights and leasehold land)	(3,053,339)	(2,871,447)	(1,203,659)	(27,526)	(114,840)	-	(7,270,811)
Gain/(loss) on disposal of property, plant and equipment and land use rights	218,401	1,747,796	(611)	56,120	296,168	-	2,317,874
Other income	299,789	1,369,644	79,611	12,816	9,167	-	1,771,027
Gain on disposal of Shanxi Huaxing	1,035,254	-	-	-	1,552,880	-	2,588,134
Partial disposal of Jiaozuo Wanfang	-	-	-	-	832,369	-	832,369
Impairment of property, plant and equipment	-	-	(10,011)	-	-	-	(10,011)
Change for impairment of inventories (Note (ii))	(219,997)	55,288	7,417	(459,575)	-	-	(616,867)
Reversal of provision/ (provision) for impairment of receivables, net	5,389	40,603	64,417	121,741	-	-	232,150
Investments in associates	21,000	312,286	2,323,968	118,352	2,827,095	-	5,602,701
Investments in joint ventures	1,886,083	-	1,412,223	-	1,852,581	-	5,150,887
Capital expenditure in:
Intangible assets	5,167	872	27,991	580	-	-	34,610
Land use rights and leasehold land	-	133,686	5,938	-	-	-	139,624
Property, plant and equipment(Note (iii))	5,522,592	1,862,662	2,377,708	16,930	412,632	-	10,192,524

(i)	The sales of self-produced products include sales of self-produced alumina amounting to RMB12,699 million, sales of self-produced primary aluminum amounting RMB8,099 million, and sales of self-produced other products amounting to RMB2,497 million.

(ii)	Change for impairment of inventories do not include change for impairment due to disposal of subsidiaries and transferred to non-current assets held for sale.
(iii)	The additions in property, plant and equipment under sale and leaseback contracts (note 21) are not included in capital expenditure in property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Year ended December 31, 2016
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	29,804,805	34,464,194	4,519,806	114,345,851	504,355	(39,573,493)	144,065,518
Inter-segment revenue	(20,449,352)	(4,981,936)	(137,460)	(13,906,423)	(98,322)	39,573,493	-

Sales of self-produced products (Note (i))				18,292,949

Sales of products sourced from external suppliers				82,146,479

Revenue from external customers	9,355,453	29,482,258	4,382,346	100,439,428	406,033	-	144,065,518

Segment profit/(loss) before income tax	944,508	2,183,826	33,408	809,063	(1,993,161)	(318,017)	1,659,627

Income tax expense							(404,172)

Profit for the year							1,255,455

Other items
Finance income	302,179	36,139	51,897	226,941	198,522	-	815,678
Finance costs	(1,001,262)	(1,226,821)	(987,422)	(329,454)	(1,459,756)	-	(5,004,715)
Share of profits and losses of joint ventures	(41,367)	-	(28,312)	-	(25,829)	-	(95,508)
Share of profits and losses of associates	-	958	87,359	(810)	27,584	-	115,091
Amortization of land use rights	(42,996)	(27,464)	(11,172)	(15)	(17,550)	-	(99,197)
Depreciation and amortization (excluding the amortization of land use rights)	(2,830,464)	(2,598,984)	(1,298,483)	(54,724)	(88,095)	-	(6,870,750)
Gain on disposal of property, plant and equipment and land use rights	191,161	361,155	253,566	2,890	7,746	-	816,518
Unrealized gains on futures, forward and option contracts, net	-	16,778	-	109,906	27,901	-	154,585
Realized loss on futures, forward and option contracts, net	(1,297)	(271,000)	-	(457,702)	(560,268)	-	(1,290,267)
Other income	440,529	195,380	57,600	40,085	11,612	-	745,206
Impairment of property, plant and equipment	(35,893)	(18,239)	(2,948)	-	-	-	(57,080)
Changes for impairment of inventories	684,271	505,595	159	471,218	1,145	-	1,662,388
Reversal of provision/(provision) for impairment of receivables, net	53,144	198	(836)	(5,838)	-	-	46,668
Gain on disposal of associates	-	-	-	-	128,833	-	128,833
Gain on disposal and dividends of available for sale	-	-	1,000	-	124,024	-	125,024
Investments in associates	69,000	313,244	2,351,845	146,926	3,045,518	-	5,926,533
Investments in joint ventures	2,631,546	-	1,559,966	-	2,048,688	-	6,240,200
Capital expenditure in:
Intangible assets	336,603	3	6,857	509	127	-	344,099
Land use rights	-	26	20,937	-	-	-	20,963
Investment properties	50,285	3,354	-	38,628	-	-	92,267
Property, plant and equipment (Note (ii))	2,398,037	4,118,544	1,582,039	42,476	143,736	-	8,284,832

(i)
The sales of self-produced products include sales of self-produced alumina amounting to RMB12,795 million, sales of self-produced primary aluminum amounting RMB3,684 million, and sales of self-produced other products amounting to RMB1,814 million.

(ii)	The additions in property, plant and equipment under sale and leaseback contracts (note 21) are not included in capital expenditure in property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at December 31, 2015

Segment assets	70,208,510	46,330,865	37,020,858	19,158,171	37,084,436	209,802,840
Reconciliation:
Elimination of inter-segment receivables						(19,165,179)
Other eliminations						(181,438)
Corporate and other unallocated assets:
Deferred tax assets						1,362,995
Prepaid income tax						239,186

Total assets						192,058,404

Segment liabilities	43,753,634	31,480,143	25,051,030	14,047,128	43,948,611	158,280,546
Reconciliation:
Elimination of inter-segment payables						(19,165,179)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,006,155
Income tax payable						43,356

Total liabilities						140,164,878

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at December 31, 2016

Segment assets	74,580,934	46,680,908	38,078,969	14,927,762	37,040,630	211,309,203
Reconciliation:
Elimination of inter-segment receivables						(22,016,591)
Other eliminations						(746,586)
Corporate and other unallocated assets:
Deferred tax assets						1,426,707
Prepaid income tax						104,213

Total assets						190,076,946

Segment liabilities	42,319,671	30,023,322	24,927,277	11,298,129	46,596,662	155,165,061
Reconciliation:
Elimination of inter-segment payables						(22,016,591)
Corporate and other unallocated liabilities:
Deferred tax liabilities						984,304
Income tax payable						356,683

Total liabilities						134,489,457

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

	2014	2015	2016

Segment revenue from external customers
— Mainland China	138,805,844	121,229,145	141,229,725
— Outside of Mainland China	3,253,847	2,246,289	2,835,793

	142,059,691	123,475,434	144,065,518

	December 31, 2015	December 31, 2016

Non-current assets (excluding financial assets and deferred tax assets)
— Mainland China	119,685,796	120,322,696
— Outside of Mainland China	359,308	370,561

	120,045,104	120,693,257

For the year ended December 31, 2016, revenues of approximately RMB30,940 million (2014:RMB24,986 million, 2015: RMB31,818 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no other individual customer from which the Group has derived revenue of more than 10% of the Group's revenue during the years ended December 31, 2014, 2015 and 2016.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2015
Opening net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098
Additions	-	32,309	716	1,585	34,610
Transfer from property, plant and equipment	-	23,009	6,559	7,433	37,001
Reclassification to operating lease prepayments	-	(3,767)	-	-	(3,767)
Disposal of subsidiaries (note 40)	-	(183,267)	(186,114)	-	(369,381)
Amortization	-	(223,068)	-	(32,030)	(255,098)
Currency translation differences	780	4,673	10,099	-	15,552

Closing net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

As at December 31, 2015
Cost	2,345,837	7,799,213	1,143,482	405,093	11,693,625
Accumulated amortization and impairment	-	(1,028,190)	-	(226,420)	(1,254,610)

Net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

	Goodwill	Mining rights and others	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2016
Opening net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015
Additions (Note)	-	341,687	1,190	1,222	344,099
Disposals	-	-	-	(6,827)	(6,827)
Amortization	-	(211,325)	-	(32,446)	(243,771)
Transfer from property, plant and equipment (note 6)	-	42,165	10,408	143	52,716
Reclassification	-	36,686	(36,686)	-	-
Currency translation differences	1,016	9,351	13,192	-	23,559

Closing net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791

As at December 31, 2016
Cost	2,346,853	8,231,287	1,131,586	399,631	12,109,357
Accumulated amortization and impairment	-	(1,241,700)	-	(258,866)	(1,500,566)

Net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791
Note：

On June 28, 2016, the Company entered into an agreement with Chinalco to obtain the profit sharing right of "Maochang" mine at a cash consideration of RMB349.95 million, which will be payable by instalment. After considering the present value of the cash consideration and related transaction costs, the acquisition cost of profit sharing right amounted to RMB335.41 million. Details of the transaction are disclosed in note 36(a)(xxiii).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

For the years ended December 31, 2014, 2015 and 2016, the amortization expenses of intangible assets recognized in profit or loss are analyzed as follows:

	2014	2015	2016

Cost of sales	246,144	223,068	211,325
General and administrative expenses	42,105	32,030	32,446

	288,249	255,098	243,771

As at December 31, 2016, the Group has pledged intangible assets with a net carrying value amounting to RMB1,114 million (December 31, 2015: RMB1,241 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2016, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB1,577 million (December 31, 2015: RMB1,582 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at December 31, 2016, the carrying value of these rights only represented approximately 1% of the total asset value of the Group (December 31, 2015: 1%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	December 31, 2015		December 31, 2016
	Alumina	Primary aluminium	Alumina	Primary aluminium

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima ("PTNP")	14,892	-	15,908	-

	204,311	2,141,526	205,327	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2015: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2015: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analyzing the recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on their assessment, there was no impairment of goodwill as at December 31, 2016 (December 31, 2015: no impairment).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended December 31, 2015
Opening net carrying amount	28,840,164	54,234,316	929,775	145,477	11,109,413	95,259,145
Currency translation differences	319	209	143	31	-	702
Reclassifications and internal transfers	2,585,549	4,334,648	108,344	18,414	(7,046,955)	-
Transfer to intangible assets (note 5)	-	-	-	-	(37,001)	(37,001)
Transfer to land use rights (note 8)	-	-	-	-	(5,284)	(5,284)
Additions	238,641	99,272	16,403	3,802	9,834,406	10,192,524
Additions from sales and leaseback	-	4,855,220	-	-	887,814	5,743,034
Transfer to an associate as capital injection	(162,514)	(10,209)	-	(1,898)	-	(174,621)
Transfer to assets of a disposal group classified as held for sale (note 17)	(40,661)	(25,840)	(112)	(2)	-	(66,615)
Disposal of subsidiaries (note 40)	(2,472,604)	(1,464,038)	(7,032)	(1,288)	(937,381)	(4,882,343)
Disposals (Note (i) (ii))	(473,511)	(104,761)	(5,740)	(838)	(157,838)	(742,688)
Disposals for sales and leaseback	-	(5,753,513)	-	-	(965,180)	(6,718,693)
Depreciation	(1,584,580)	(5,080,606)	(224,973)	(41,562)	-	(6,931,721)
Impairment loss	-	(10,011)	-	-	-	(10,011)

Closing net carrying amount	26,930,803	51,074,687	816,808	122,136	12,681,994	91,626,428

As at December 31, 2015
Cost	41,672,620	96,836,393	3,036,729	534,571	13,278,458	155,358,771
Accumulated depreciation and impairment	(14,741,817)	(45,761,706)	(2,219,921)	(412,435)	(596,464)	(63,732,343)

Net carrying amount	26,930,803	51,074,687	816,808	122,136	12,681,994	91,626,428

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended December 31, 2016
Opening net carrying amount	26,930,803	51,074,687	816,808	122,136	12,681,994	91,626,428
Currency translation differences	239	258	159	39	-	695
Reclassifications and internal transfers	3,046,637	1,407,017	18,750	4,485	(4,476,889)	-
Transfer to intangible assets (note 5)	-	-	-	-	(52,716)	(52,716)
Transfer to land use rights (note 8)	-	-	-	-	(156,752)	(156,752)
Additions	3,160	48,526	17,335	7,261	8,208,550	8,284,832
Additions from sales and leaseback	-	1,360,036	-	-	200,000	1,560,036
Disposals	(761,184)	(1,647,356)	(25,420)	(3,238)	-	(2,437,198)
Disposals for sales and leaseback	-	(1,451,190)	-	-	(230,608)	(1,681,798)
Depreciation	(1,483,927)	(4,867,134)	(175,671)	(34,063)	-	(6,560,795)
Impairment loss	(28,670)	(28,326)	(59)	(25)	-	(57,080)

Closing net carrying amount	27,707,058	45,896,518	651,902	96,595	16,173,579	90,525,652

As at December 31, 2016
Cost	43,006,715	90,379,769	2,932,735	519,269	16,770,045	153,608,533
Accumulated depreciation and impairment	(15,299,657)	(44,483,251)	(2,280,833)	(422,674)	(596,466)	(63,082,881)

Net carrying amount	27,707,058	45,896,518	651,902	96,595	16,173,579	90,525,652
Note:
(i)
In November 2015, the Government of Baiyun District of Guiyang* (貴陽市白雲區人民政府), Guiyang Land and Mineral Resources Reserve Centre* (貴陽市土地礦產資源儲備中心) ("Guiyang Land Reserve Centre"), a government-related entity, Guizhou Branch of the Company ("Guizhou Branch") and Guizhou Aluminum Plant entered into a Land Reserve Acquisition Cooperation Agreement of Electrolytic Aluminum Plant Area of Baiyun District《白雲區電解鋁片區土地收儲合作協議》(the "Land Reserve Acquisition Cooperation Agreement"). According to the Land Reserve Acquisition Cooperation Agreement, Guizhou Branch sold the aluminum plant and buildings to the Guiyang Land Reserve Centre at a consideration of RMB1,950 million which was determined based on the appraised value. Pursuant to the Land Reserve Acquisition Cooperation Agreement, Guizhou Branch will receive the consideration by instalments of RMB600 million, RMB200 million, RMB1,000 million and RMB150 million by the end of December 2015, by the end of December 2017, by the end of June 2018 and by the end of December 2018, respectively. The disposed aluminium plant and buildings' carrying value was RMB438.4 million and the Group recognized a gain of RMB1,364.8 million which was the difference between the discounted value of the consideration and the carrying value of the assets disposed of Guizhou Branch received RMB600 million in December 2015 in accordance with the aforementioned instalment terms. As at December 31, 2015, the receivable from Guiyang Land Reserve Center was RMB 1,350 million, which was discounted to the present value of RMB 1,203.3 million.

(ii)
In 2015, the Group disposed of its Hong Kong properties, including properties with carrying amount of RMB12.4 million and land use right with carrying amount of RMB89.4 million, to Chinalco assets holdings limited ("Chinalco assets holdings"), a subsidiary of Chinalco, details of which is disclosed in note 36(a)(xi).

*The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

For the years ended December 31, 2014, 2015 and 2016, depreciation expenses recognized in profit or loss are analyzed as follows:

	2014	2015	2016

Cost of sales	6,808,759	6,736,466	6,371,154
General and administrative expenses	179,813	172,524	180,111
Selling and distribution expenses	31,896	22,731	9,530

	7,020,468	6,931,721	6,560,795

As at December 31, 2016, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB6,759 million (December 31, 2015: RMB5,105 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of these buildings to the date of approval of these financial statements. As at December 31, 2016, the carrying value of these buildings only represented approximately 3.56% of the Groups total asset value (December 31, 2015: 3%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2016, interest expenses of RMB414 million (2014: RMB533 million, 2015: RMB522 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate ranging from 3.85% to 6.00% (2014: 5.80% to 7.10%, 2015: 4.90% to 6.55%) (note 29), and were included in additions to property, plant and equipment.

As at December 31, 2016 the Group has pledged property, plant and equipment at a net carrying value amounting to RMB6,456 million (December 31, 2015: RM6,103 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2016, the carrying value of temporarily idle property, plant and equipment of the Group is RMB2,756 million (December 31, 2015: RMB6,257 million).

The net carrying amounts of the Group's fixed assets held under finance leases included in the total amounts of the machinery and construction in progress at December 31, 2016 were RMB7,200 million (2015: RMB6,154 million ) and RMB194 million (2015: RMB888 million), respectively. The accumulated depreciation of the Group's fixed assets held under finance lease amounted to RMB1,703 million (2015: RMB495 million ).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities were compared to the recoverable amount of the CGUs, which were based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2015: 10.16%) that reflects specific risks related to CGUs as discount rates. The assumptions above are used in analyzing the recoverable amounts of CGUs within operating segments.

For the CGUs with indicators of impairment identified, the assets were not further impaired during the current year based on the impairment tests (2015:nil).

In addition to the CGUs for which the impairment was tested based on value-in-use,  the Group also assessed the recoverable amounts for property, plant and equipment about to be disposed or abandoned, and impairment losses of RMB57 million were provided during year ended December 31, 2016 (2014: RMB5,680 million, 2015: RMB10 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INVESTMENT PROPERTIES

	Buildings (Note (i))	Land use right (Note (ii))	Total

Year ended December 31, 2016
Opening net carrying amount	-	-	-
Addition	88,913	966,625	1,055,538
Transfer from land use right (note 8)	-	190,761	190,761
Depreciation	-	(1,266)	(1,266)
Closing net carrying amount	88,913	1,156,120	1,245,033

As at December 31, 2016
Cost	88,913	1,181,942	1,270,855
Accumulated depreciation and impairment	-	(25,822)	(25,822)

Net carrying amount	88,913	1,156,120	1,245,033

Note:

i.       Qingdao Boxin Aluminum Co., Ltd.*(青島博信鋁業有限公司), transferred its investment properties to Chalco Shandong to offset the receivables amounting to RMB50 million,which was included in the addition of buildings in investment properties.

ii.       In December 2016, the directors of the Company approved to use the land use right of Gansu Hualu, a subsidiary of the Company, for commercial development in the future. Accordingly, the Group accounted for the land use right as investment property and adopted the cost model for its subsequent measurement. As at December 31, 2016, the net carrying amount of the land use right was RMB1,156 million and the accumulated depreciation amounted to RMB26 million.

The Group's investment properties consist of land use right to be developed and buildings under operating leases.

As at December 31, 2016, the fair value of the buildings was approximately RMB106 million which was estimated based on the market price of comparable buildings in the nearby area. The directors of the Company estimated that the fair value of the land use right is highly likely to be RMB1,221 million, which was determined based on the transaction prices for similar lands nearby.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

	December 31, 2015	December 31, 2016

Operating leases :
In the mainland of the PRC, held on:
Leases less than 10 years	142,429	121,047
Leases between 10 to 50 years	3,094,249	3,069,012
Leases over 50 years	213,677	135,227
	3,450,355	3,325,286

Operating leases prepayments

	2015	2016

As at January 1	3,944,607	3,450,355
Additions	139,624	20,963
Reclassification	3,767	-
Transfer from property, plant and equipment (note 6)	5,284	156,752
Disposal (Note)	(135,248)	(12,826)
Disposal of subsidiaries	(365,625)	-
Transfer to investment properties (note 7)	-	(190,761)
Capital injection in an associate	(40,788)	-
Amortization	(101,266)	(99,197)

As at December 31	3,450,355	3,325,286

Note:

In November 2015, the Company and Gansu Hualu and Baiyin Land and Mineral Resources Reserve Centre (白銀市土地收購儲備整理中心) (the "Baiyin Land Reserve Centre") entered into the Land Use Right Acquisition Agreement (the "Land Acquisition Agreement"), pursuant to which Baiyin Land Reserve Centre acquired the land use right of 588 mu (equivalent to 392,000 square metres) at a consideration of RMB456 million based on the appraised value. The consideration was received before 2015 year end.  The carrying amount of the disposed land use right is RMB81 million and the disposal gain is RMB375 million.

As at December 31, 2016, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB447 million (December 31, 2015: RMB384 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at December 31, 2016, the carrying value of these land parcels only represented approximately 0.2% of the total asset value of the Group (December 31, 2015: 0.2%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities.  The directors of the Company are of the opinion that the Group legally owns and has the right to use the above land, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2016, the amortization expenses of land use rights were recognized in "general and administrative expenses" in profit or loss amounting to RMB99 million (2014: RMB101 million, 2015: RMB104 million).

As at December 31, 2016, the Group has pledged land use rights at a net carrying value amounting to RMB254 million (December 31, 2015: RMB258 million) for bank and other borrowings as set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2015	2016

As at January 1	2,525,747	5,150,887
Capital injections	238,000	1,224,912
Disposal of Shanxi Huaxing	2,351,479	-
Share of profits and losses for the year	23,238	(95,508)
Share of change in reserves	12,423	8,373
Cash dividends declared	-	(48,464)

As at December 31	5,150,887	6,240,200

As at December 31, 2015 and 2016, all joint ventures of the Group were unlisted.

As at December 31, 2015, particulars of the Group's material joint venture is as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Percentage of
				Ownership interest	Voting power	Profit sharing

Guangxi Huayin Aluminum Co., Ltd. ("Guangxi Huayin") (廣西華銀鋁業有限公司)	PRC/Mainland of China	2,441,987	Manufacture and distribution of alumina	33%	33%	33%

The above investment is directly held by the Company.

Guangxi Huayin, which is considered a material joint venture of the Group in 2015, is accounted for using the equity method.

The following table illustrates the summarized financial information in respect of Guangxi Huayin:

		2015	2016

Cash and cash equivalents		206,090	444,104
Other current assets		1,424,496	1,519,522
Current assets		1,630,586	1,963,626

Non-current assets		6,356,342	6,253,828

Financial liabilities		4,504,192	2,642,830
Other current liabilities		114,718	199,885
Current liabilities		4,618,910	2,842,715

Non-current liabilities		27,416	1,866,613

Net assets		3,340,602	3,508,126
Non-controlling interests		-	-

Reconciliation to the Group's interest in the joint venture:
Proportion of the Group's ownership		33%	33%
Group's share of net assets of the joint venture		1,102,399	1,157,682
Carrying amount of the investment		1,102,399	1,157,682

	2014	2015	2016

Revenue	4,239,789	4,234,157	4,008,925
Gross profit	1,022,772	706,818	531,785
Interest income	5,670	5,004	2,944
Depreciation and amortisation	437,254	524,436	509,510
Interest expenses	276,995	227,592	169,745
Profit before income tax	169,350	189,720	173,690
Income tax	32,432	47,914	35,312
Profit and total comprehensive income for the year	136,918	141,806	138,378
Other comprehensive income	-	-	-
Dividend received	-	-	-

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2015	2016

Share of the joint ventures' profits and losses for the year	23,238	(95,508)
Share of the joint ventures' total comprehensive income/ (loss)	23,238	(95,508)

Aggregate carrying amount of the Group's investments in joint ventures	5,150,887	6,240,200

As at December 31, 2016, the proportionate interests of the Group in the joint ventures' capital commitments amounted to RMB2,621 million (December 31, 2015: RMB11 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(b)	Investments in associates

Movements in investments in associates are as follows:

	2015	2016

As at January 1	4,840,968	5,602,701
Capital injections	2,087,180	511,151
Partial disposal of Jiaozuo Wanfang	(1,039,573)	-
Reclassification of investment in an associate to available-for-sale financial investments	-	(176,774)
Share of profits and losses for the year	284,531	115,091
Cash dividends declared	(384,357)	(65,603)
Share of change in reserves	(545)	596
Other comprehensive income	4,658	-
Reclassified as held for sale	(78,838)	-
Other decrease of investment in an associate	(111,323)	(60,629)

As at December 31	5,602,701	5,926,533

As at December 31, 2016, the investment in an associate of the Group at a net carrying value amounting to RMB376 million (December 31, 2015: RMB421 million) was pledged for bank and other borrowings as set out in note 25 to the financial statements.

As at December 31, 2015, except for Jiaozuo Wanfang, which is a listed company, all associates of the Group were unlisted. As at December 31, 2016, all associates of the Group were unlisted.

As at December 31, 2015, particulars of the Group's material associates are as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Effective equity interest held
				Ownership interest	Voting power	Profit sharing

Ling Wu Power	PRC/Mainland of China	Registered Capital 1,300,000 Paid-in capital 2,050,239	Thermal power generation	35%	35%	35%

Ning Dong Power	PRC/Mainland of China	900,000	Thermal power generation	35%	35%	35%

As at December 31, 2016, particulars of the Group's material associate are as follows:

				Effective equity interest held
Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing

Ling Wu Power	PRC/Mainland of China	Registered capital 1,300,000 Paid-in capital 2,050,239	Thermal power generation	35%	35%	35%

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(b)	Investments in associates (Continued)

Ning Dong Power, which is considered a material associate of the Group in 2015, is accounted for using the equity method.

The following table illustrates the summarized financial information in respect of Ning Dong Power:

		2015	2016

Cash and cash equivalents		132,881	119,061
Other current assets		303,979	206,629
Current assets		436,860	325,690

Non-current assets		3,781,254	3,548,930

Financial liabilities		794,007	748,530
Other current liabilities		163,571	12,947
Current liabilities		957,578	761,477

Non-current liabilities		1,809,171	1,750,860

Net assets		1,451,365	1,362,283
Non-controlling interests		-	-

Reconciliation to the Group's interest in the joint venture:
Proportion of the Group's ownership		35%	35%
Group's share of net assets of the associate		507,978	476,799
Carrying amount of the investment		507,978	476,799

	2014	2015	2016

Revenue	1,848,982	1,741,041	1,313,660
Gross profit	619,062	554,860	222,033
Interest income	1,560	585	1,567
Depreciation and amortisation	258,407	264,634	269,181
Interest expenses	170,366	139,161	104,912
Profit before income tax	301,122	265,123	89,786
Income tax	-	17,213	9,214
Profit and total comprehensive income for the year	301,122	247,910	80,572
Other comprehensive income	-	-	-
Dividend received	58,953	88,230	59,379

Ling Wu Power, which is considered a material associate of the Group in 2015 and 2016, is accounted for using the equity method

The following table illustrates the summarized financial information in respect of Ling Wu Power:

		December 31, 2015	December 31, 2016

Cash and cash equivalents		73,001	26,191
Other current assets		1,278,209	705,994
Current assets		1,351,210	732,185

Non-current assets		9,669,618	8,781,399

Financial liabilities		2,359,825	1,521,912
Other current liabilities		10,556	6,011
Current liabilities		2,370,381	1,527,923

Non-current liabilities		5,043,634	4,126,278

Net assets		3,606,813	3,859,383
Non-controlling interests		-	-

Reconciliation to the Group's interest in the associate:
Proportion of the Group's ownership		35%	35%
Group's share of net assets of the associate		1,262,385	1,350,784
Carrying amount of the investment		1,262,385	1,350,784

	2014	2015	2016

Revenue	4,938,969	4,319,345	3,297,397
Gross profit	1,395,909	1,190,966	524,930
Interest income	2,240	2,140	1,320
Depreciation and amortization	599,728	610,910	608,345
Interest expenses	387,620	312,128	251,838
Profit before income tax	704,363	629,564	327,481
Income tax	106,440	75,404	74,911
Profit and total comprehensive income for the year	597,923	554,160	252,570
Other comprehensive income	-	-	-
Dividend received	-	289,605	-

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(b)	Investments in associates (Continued)

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	2015	2016

Share of the associates' profits and losses	90,575	26,692
Share of the associates' other comprehensive income	4,658	-
Share of the associates' total comprehensive income	95,233	26,692

Aggregate carrying amount of the Group's investments in the associates	4,340,316	4,575,749

As at December 31, 2016, there were no proportionate interests of the Group in the associates' capital commitments (December 31, 2015: RMB2 million).

As at December 31, 2016, there were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves (December 31, 2015: Nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	December 31, 2015	December 31, 2016

Current portion
Stated at fair value
Short-term investments, at fair value	224,820	-

Non current portion
Stated at fair value
Listed equity investments	59,940	93,893
Stated at cost
Unlisted equity investments	73,211	73,211
Less: provision for impairment	(2,711)	(2,711)
	70,500	70,500
	130,440	164,393

The gross gain in respect of the Group's available-for-sale investments recognized in other comprehensive income amounted to RMB104 million (2014:nil, 2015: RMB58 million).

During the year ended December 31, 2016, due to the disposal of available-for-sale investments, gains in fair value changes amounting to RMB103 million (2014:nil, 2015: nil) recognized in other comprehensive income were transferred to profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2015 and 2016, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealized profit at consolidation	Others	Total
As atJanuary 1, 2015	1,052,282	357,601	708,674	138,030	146,507	2,403,094
Write-off of deferred tax assets previously recognized	-	(3,057)	-	-	-	(3,057)
(Charged)/credited to profit or loss	(62,759)	(139,047)	94,466	(36,571)	73,588	(70,323)
Other changes	-	-	-	-	(51,167)	(51,167)
As at December 31, 2015	989,523	215,497	803,140	101,459	168,928	2,278,547

As at January 1, 2016	989,523	215,497	803,140	101,459	168,928	2,278,547
(Charged)/credited to profit or loss	(436,751)	(7,846)	(166,943)	67,654	(48,119)	(592,005)

As at December 31, 2016	552,772	207,651	636,197	169,113	120,809	1,686,542

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

Movements in deferred tax liabilities:

	Interest capitalization	Fair value changes of financial assets	Depreciation and amortization	Unrealized losses of consolidation	Assets of rehabilitation obligation	Fair value adjustments arising from acquisition of subsidiaries	Investment in a subsidiary	Investment in an associate	Total
As at January 1, 2015	79,011	29,589	7,321	-	14,853	1,060,123	1,086,686	234,719	2,512,302
Exchange realignment	-	-	-	-	-	1,836	-	-	1,836
Disposal of subsidiaries (note 40)	-	-	-	-	-	(36,389)	-	-	(36,389)
(Credited)/charged to profit or loss	(8,002)	(28,678)	333	4,889	(14,853)	(24,903)	(286,046)	(198,782)	(556,042)

	71,009	911	7,654	4,889	-	1,000,667	800,640	35,937	1,921,707

As at January 1, 2016	71,009	911	7,654	4,889	-	1,000,667	800,640	35,937	1,921,707
Exchange realignment	-	-	-	-	-	210	-	-	210
Charged to other comprehensive income	-	13,288	-	-	-	-	-	-	13,288
(Credited)/charged to profit or loss	(9,843)	726	(180)	(4,889)	-	(23,535)	(617,408)	(35,937)	(691,066)

	61,166	14,925	7,474	-	-	977,342	183,232	-	1,244,139

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

For presentation purposes, certain deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	December 31, 2015	December 31, 2016

Net deferred tax assets	1,362,995	1,426,707

Net deferred tax liabilities	1,006,155	984,304

As at December 31, 2015 and 2016, the Group has not recognized deferred tax liabilities for taxable temporary differences associated with the investment in a joint venture established in China, which is caused by the undistributed retained earnings and the appreciation value due to loss of control by partial disposal in 2015. The directors of the Company consider that the taxable temporary difference relating to this joint venture will be reversed mainly through future profit distributions or future disposal. Considering the joint venture is established in China, and the profit distribution is non-taxable according to China tax law, there will be no tax consequences from the profit distribution. Furthermore, the Group has no plan to dispose of the equity investment in this joint venture in the foreseeable future, and the Group can control the disposal. Therefore, as at December 31, 2016, the Group did not recognize deferred tax liability relating to the taxable temporary difference associated with investment in this joint venture amounting to RMB1,393 million (December 31, 2015: RMB1,407 million).

As at December 31, 2016, the Group has not recognized deferred tax assets of  RMB5,489 million (December 31, 2015: RMB5,582 million) in respect of accumulated tax losses amounting to RMB21,957 million (December 31, 2015: RMB22,328 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB1,915 million (December 31, 2015: RMB2,057 million) in respect of deductible temporary differences amounting to RMB7,660 million (December 31, 2015: RMB8,227 million) as it was considered not probable that those assets would be realized. The above tax losses will expire in one to five years if not utilized.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

As at December 31, 2015 and 2016, the expiry profile of these unprovided tax losses was analyzed as follows:

	December 31, 2015	December 31, 2016

Expiring in
2016	63,812	-
2017	3,812,061	4,473,661
2018	8,463,049	7,880,303
2019	8,299,794	7,686,919
2020	1,688,920	880,805
2021	N/A	1,035,068

	22,327,636	21,956,756

As at December 31, 2016, deferred tax assets amounting to RMB1,427 million (December 31, 2015: RMB1,363 million) were recognized for tax losses and deductible temporary differences carried forward to the extent that the realization of the related tax benefit is probable. The recognition of these deferred tax assets is supported by forecast of future taxable profits available to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	OTHER NON-CURRENT ASSETS

	December 31, 2015	December 31, 2016

Financial assets
-Receivables from disposal of business	4,252,776	-
-Receivables from disposal of Guizhou Branch's aluminum plant and properties	1,203,239	1,060,682
-Other long-term receivables	601,446	305,677
	6,057,461	1,366,359

Advances and deposits paid to suppliers	1,153,948	-
Prepayment for mining rights	773,113	769,108
Long-term prepaid expenses	313,000	389,076
Deferred losses for sales and lease back transactions (Note)	1,132,492	1,172,671
Others	403,165	490,907
	3,775,718	2,821,762

	9,833,179	4,188,121

Note: As disclosed in note 21, the Group entered into several sales and leaseback agreements which constitute finance leases during the year of 2015 and 2016. The deferred losses resulted from the sale are classified as other non-current assets and were amortized over the useful lives of the assets leased back.

As at December 31, 2016, all amounts were denominated in RMB (December 31, 2015, except for an amount included in receivables from disposal of business amounting to RMB2,684 million, an amount included in advances and deposits paid to suppliers amounting to RMB1,115 million which were denominated in USD, all amounts in other non-current assets were denominated in RMB).

As at December 31, 2016, except for a loan to Shanxi Huaxing (December 31, 2015: except for receivables from disposal of business, a prepayment paid to a supplier and a loan to Shanxi Huaxing) which was interest-bearing asset, all amounts in other non-current assets were non-interest-bearing (December 31, 2015: all non-interest-bearing).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	INVENTORIES

	December 31, 2015	December 31, 2016

Raw materials	8,753,234	8,831,135
Work-in-progress	5,803,824	5,830,145
Finished goods	7,274,796	3,089,498
Spare parts	837,743	818,545
Packaging materials and others	41,799	42,359
	22,711,396	18,611,682

Less: provision for impairment of inventories	(2,370,084)	(707,696)

	20,341,312	17,903,986

Movements in the provision for impairment of inventories are as follows:

	December 31, 2015	December 31, 2016

As at January 1	2,044,297	2,370,084
Provision for impairment of inventories	1,997,719	122,047
Reversal arising from increase in net realisable value	(228,673)	(69,395)
Reversal upon sales of inventories	(1,152,179)	(1,715,040)
Disposal of subsidiaries	(270,741)	-
Transfer to assets of a disposal group classified as held for sale	(20,339)	-

As at December 31	2,370,084	707,696

As at December 31, 2016 and December 31, 2015, the Group had no pledged inventories for bank and other borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES

	December 31, 2015	December 31, 2016

Trade receivables	4,387,011	4,626,725
Less: provision for impairment of receivables	(510,336)	(462,571)
	3,876,675	4,164,154

Notes receivable	1,266,811	3,163,027

	5,143,486	7,327,181

As at December 31, 2016, except for trade and notes receivables of the Group amounting to RMB458 million and RMB5 million which were denominated in USD and EUR (December 31, 2015: RMB646 denominated in USD), all trade and notes receivables were denominated in RMB (December 31, 2015: all in RMB).

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2016, the ageing analysis of trade and notes receivables was as follows:

	December 31, 2015	December 31, 2016

Within 1 year	3,874,305	5,765,323
Between 1 and 2 years	591,321	557,602
Between 2 and 3 years	402,911	533,227
Over 3 years	785,285	933,600
	5,653,822	7,789,752

Less: provision for impairment of receivables	(510,336)	(462,571)

	5,143,486	7,327,181

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at December 31, 2015 and 2016, there was no history of default of these customers.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2015 and 2016, the ageing analysis of past due but not impaired trade and notes receivables was as follows:

	December 31, 2015	December 31, 2016

Past due for 1 year	569,269	523,333
Past due for 1 to 2 years	127,581	505,774
Past due for over 2 years	429,538	412,028
	1,126,388	1,441,135

Not past due	3,872,957	5,688,153

	4,999,345	7,129,288

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at December 31, 2016.

Included in the Group's trade receivables are amounts due from the Group's joint ventures of RMB38 million (December 31, 2015: RMB28 million), which are repayable on credit terms similar to those offered to the major customers of the Group.

As at December 31, 2016, the Group had pledged trade receivables amounting to RMB36 million (December 31, 2015: RMB360 million) and notes receivable amounting to RMB34 million (December 31, 2015: RMB27 million) for bank and other borrowings as set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2016, trade and notes receivables of RMB660 million (December 31, 2015: RMB654 million) of the Group were impaired and provisions of RMB463 million (December 31, 2015: RMB510 million) were made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that only a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	December 31, 2015	December 31, 2016

Within 1 year	1,348	77,170
Between 1 and 2 years	22,052	34,269
Between 2 and 3 years	275,330	27,453
Over 3 years	355,747	521,572
	654,477	660,464

Less: provision for impairment	(510,336)	(462,571)

	144,141	197,893

Movements in the provision for impairment of trade and notes receivables are as follows:

	2015	2016

As at January 1	719,992	510,336
Provision for impairment	6,847	5,862
Written off	(11,452)	(192)
Reversal	(179,193)	(53,435)
Disposal of subsidiaries	15,644	-
Transfer to assets of a disposal group classified as held for sale	(1,980)	-
Others	(39,522)	-

As at December 31,	510,336	462,571

As at December 31, 2016, the Group derecognized discounted notes receivable accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB1,057 million (December 31, 2015：RMB1,021 million), and endorsed notes receivable accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB10,399 million (December 31, 2015: RMB13,052 million). Besides, as at December 31, 2016, the Group has not derecognized notes receivable accepted by banks in the PRC endorsed to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount of RMB479 million (December 31, 2015: RMB937 million).

As at December 31, 2016, the Group derecognized trade receivables amounting to RMB269 million due to accounts receivables factoring arrangement (December 31, 2015: nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS

	December 31, 2015	December 31, 2016

Financial assets
-Advances and deposits paid to suppliers	505,072	714,263
-Dividends receivable	118,061	148,546
-Receivables from sales of non-core businesses	287,852	332,674
-Entrusted loans and loans receivable from third parties	1,657,849	1,631,624
-Entrusted loans and loans receivable from related parties	1,111,954	1,859,769
-Receivables from disposals of businesses to related parties	4,321,024	4,470,161
-Receivables from disposals of non-core assets (note 36(a)(xxi))	-	277,956
-Receivable from disposal of Shanxi Huaxing	1,646,035	1,646,035
-Receivables from disposal of Guizhou Branch's aluminum plant and properties	-	200,000
-Receivable from disposal of properties in Hong Kong	218,130	-
-Interest receivable	95,304	111,625
-Recoverable reimbursement for freight charges	62,909	37,069
-Other financial assets	850,042	897,742
	10,874,232	12,327,464

Less: provision for impairment	(1,666,394)	(1,665,411)
	9,207,838	10,662,053

Receivable of value-added tax refund	53,458	3,492
Advances to employees	108,223	31,869
Value-added tax recoverable	2,133,990	1,537,245
Prepaid income tax	239,186	104,213
Prepayments to related parties for purchases	90,897	118,476
Prepayments to suppliers for purchases and others	3,651,313	2,624,803
Others	441,329	168,714
	6,718,396	4,588,812

Less: provision for impairment	(11,972)	(6,053)
	6,706,424	4,582,759

Total other current assets	15,914,262	15,244,812

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

As at December 31, 2016, except for an amount included in receivables from disposal of business amounting to RMB2,867 million, the amount included in advances and deposits paid to suppliers amounting to RMB1,686 million and an amount included in other items amounting to RMB161 million, which were denominated in USD (December 31, 2015: RMB2,735 million in USD, RMB218 million in HKD), all amounts in other current assets were denominated in RMB (December 31, 2015: all denominated in RMB).

As at December 31, 2016, except for entrusted loans and loans receivable, receivables from disposals of businesses and an amount included in advances and deposits paid to suppliers (December 31, 2015: except for entrusted loans and loans receivable, receivables from disposal of subsidiaries, business and assets) which were interest-bearing assets, all amounts in other current assets were non-interest-bearing (December 31, 2015: all non-interest-bearing).

As at December 31, 2015 and 2016, the ageing analysis of financial assets included in other current assets was as follows:

	December 31, 2015	December 31, 2016

Within 1 year	3,626,122	1,909,712
Between 1 and 2 years	970,577	2,496,848
Between 2 and 3 years	4,749,149	1,365,830
Over 3 years	1,528,384	6,555,074
	10,874,232	12,327,464
Less: provision for impairment	(1,666,394)	(1,665,411)

	9,207,838	10,662,053

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

As at December 31, 2015 and 2016, the ageing analysis of past due but not impaired financial assets included in other current assets was as follows:

	December 31, 2015	December 31, 2016

Past due for 1 year	727,503	613,140
Past due for 1 to 2 years	49,140	741,276
Past due for over 2 years	329,337	467,111
	1,105,980	1,821,527

Not past due	7,669,714	8,607,761

	8,775,694	10,429,288

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

Included in the Group's past due but not impaired financial assets are amounts due from the Group's related parties of RMB1,279 million (December 31, 2015: RMB888 million).

As at December 31, 2016, other current assets of RMB1,905 million (December 31, 2015: RMB2,133 million) of the Group were impaired and provisions of RMB1,671 million (December 31, 2015: RMB1,678 million) were made. The ageing analysis of these current assets is as follows:

	December 31, 2015	December 31, 2016

Within 1 year	278,094	28,375
Between 1 and 2 years	265,415	38,234
Between 2 and 3 years	378,985	215,169
Over 3 years	1,210,774	1,623,436
	2,133,268	1,905,214

Less: provision for impairment	(1,678,366)	(1,671,464)

	454,902	233,750

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

Movements in the provision for impairment of other current assets are as follows:

	2015	2016

As at January 1	419,451	1,678,366
Provision for impairment	-	3,864
Write off	-	(7,807)
Reversal	(59,804)	(2,959)
Disposal of subsidiaries	1,321,712	-
Transfer to non-current assets held for sale	(21)	-
Others	(2,972)	-

As at December 31,	1,678,366	1,671,464

16.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	December 31, 2015	December 31, 2016

Restricted cash	1,750,239	2,014,747
Time deposits	51,000	72,700
Restricted cash and time deposits	1,801,239	2,087,447

Cash and cash equivalents	20,756,202	23,808,048

	22,557,441	25,895,495

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at December 31, 2016, the Group had time deposits amounting to RMB73 million (December 31, 2015: RMB51 million ), of which the annual effective interest rate was 1.48% (December 31, 2015: 1.39% ) with average maturity of three months to one year time deposits.

As at December 31, 2015 and 2016, bank balances and cash on hand of the Group were denominated in the following currencies:

	December 31, 2015	December 31, 2016

RMB	21,056,584	20,542,932
USD	1,492,849	5,343,559
HKD	2,968	6,252
EUR	753	24
AUD	2,476	2,625
IDR	1,811	103

	22,557,441	25,895,495

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposit and restricted cash are deposited with creditworthy banks with no recent history of default.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	ASSETS AND LIABILITIES OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND NON-CURRENT ASSETS HELD FOR SALE

(a)	Assets and liabilities of a disposal group classified as held for sale

Certain assets and liabilities of Chalco Shandong Co., Ltd.* (中鋁山東有限公司) ("Chalco Shandong") have been presented as held for sale following the assets exchange agreement signed on June 25, 2015 to exchange certain assets and liabilities with Shandong Aluminum Corporation* (山東鋁業公司) ("Shandong Aluminum"), a subsidiary of Chinalco. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of Chalco Shandong to be exchanged under the assets exchange agreement are classified as assets and liabilities of a disposal group held for sale, respectively.

The major classes of assets and liabilities of Chalco Shandong classified as held for sale as at December 31, 2015 are as follows:

Carrying amount after classification as held for sale

Property, plant and equipment (note 6)	66,615
Other assets	133,572

Assets of a disposal group classified as held for sale	200,187

Trade payables	22,522
Other liabilities	1,343

Liabilities of a disposal group classified as held for sale	23,865

Net carrying amount of a disposal group	176,322

*The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	ASSETS AND LIABILITIES OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND NON-CURRENT ASSETS HELD FOR SALE

(b)	Non-current assets held for sale

In November 2015, the Company, Chinalco and Chinalco Capital which was a wholly-owned subsidiary of Chinalco, entered into the Capital Contribution Agreement (the "Chinalco Capital Capital Increase Agreement"), pursuant to which, the Company made a capital injection to Chinalco Capital by way of 15% equity interest held by the Company in ABC-CA and cash of RMB150 million in return for equity interest in Chinalco Capital. The appraised value of equity interest in ABC-CA is RMB1,888 million, 15% of which is valued at RMB283 million.

As of December 31, 2015, the directors of the Company consider the capital injection will be completed during 2016. Hence, the Company reclassified 15% equity interest in ABC-CA as held-for-sale non-current assets based on its carrying value as of December 31, 2015.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	SHARE CAPITAL

	Number of shares in issue		Share capital	Share premium
	A shares	H shares

At January 1, 2015	9,580,522	3,943,966	13,524,488	14,059,029
Business combination under common control	-	-	-	(37,662)
Issuance of A shares	1,379,310	-	1,379,310	6,518,162
At December 31, 2015 and January 1, 2016	10,959,832	3,943,966	14,903,798	20,539,529

Business combination under common control (note 39)	-	-	-	(3,010,627)
Capital injection from non-controlling shareholders	-	-	-	176,615

At December 31, 2016	10,959,832	3,943,966	14,903,798	17,705,517

Note: As at December 31, 2015 and 2016, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

 The number of the Company's authorized ordinary shares was 14,903,798,236 at par value of RMB1.00 per share as at December 31, 2015 and 2016. There were 14,903,798,236 ordinary shares issued and outstanding as at December 31, 2015 and 2016, respectively.

19.	RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages F12 to F14 of the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS

	December 31, 2015	December 31, 2016

Long-term loans and borrowings

Finance lease payables (note 21)	6,710,517	6,692,302

Bank and other loans (Note (a))
— Secured (Note (f))	14,202,953	13,415,140
— Guaranteed (Note (e))	1,791,207	2,088,327
— Unsecured	16,617,591	16,196,805

	32,611,751	31,700,272

Medium-term notes and bonds and long-term bonds (Note (b))
— Guaranteed (Note (e))	1,996,270	1,998,833
— Unsecured	25,715,582	22,058,281

	27,711,852	24,057,114

Total long-term loans and borrowings	67,034,120	62,449,688

Current portion of finance lease payables (note 21)	(1,531,554)	(2,008,716)

Current portion of medium-term notes	(6,896,181)	(8,393,073)

Current portion of long-term bank and other loans	(4,605,511)	(4,725,151)

Non-current portion of long-term loans and borrowings	54,000,874	47,322,748

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

	December 31, 2015	December 31, 2016

Short-term loans and borrowings
Bank and other loans (Note (c))
— Secured (Note (f))	2,201,584	1,709,500
— Guaranteed (Note (e))	415,000	305,000
— Unsecured	32,447,703	30,140,325

	35,064,287	32,154,825

Short-term bonds, unsecured (Note (d))	6,663,722	8,020,015
Gold leasing arrangements (Note (g))	-	2,990,614
Current portion of finance lease payable (Note 21)	1,531,554	2,008,716
Current portion of medium-term notes	6,896,181	8,393,073
Current portion of long-term bank and other loans	4,605,511	4,725,151

Total short-term borrowings and current portion of long-term loans and borrowings	54,761,255	58,292,394

As at December 31, 2016, except for loans and borrowings of the Group amounting to RMB23 million (December 31, 2015: RMB23 million) and RMB1,572 million (December 31, 2015: RMB3,711 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

As at December 31, 2016, interest-bearing loans and borrowings of RMB4,021 million including a finance lease payable of RMB106 million (December 31, 2015: interest-bearing loans and borrowings of RMB4,849 million including a finance lease payable of RMB220 million), a finance lease payable of RMB1,730 million (December 31, 2015: RMB1,221 million) and interest-bearing loans and borrowings of RMB300 million (December 31, 2015: RMB300 million ) were due to Chinalco Finance Company Limited ("Chinalco Finance") (中鋁財務有限責任公司), Chinalco Financial Leasing Co., Ltd. * ("CFL") (中鋁融資租賃有限公司) and Shandong Aluminum subsidiaries of Chinalco, respectively, as set out in note 36(b).

*The English name represents the best effort by the management of the Group in translating its Chinese names as it does not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans is set out below：

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016

Within 1 year	4,603,619	4,718,809	1,892	6,342	4,605,511	4,725,151
Between 1 and 2 years	4,864,765	7,994,380	2,020	6,342	4,866,785	8,000,722
Between 2 and 5 years	13,888,643	10,268,857	6,060	7,026	13,894,703	10,275,883
Over 5 years	9,231,751	8,687,124	13,001	11,392	9,244,752	8,698,516

	32,588,778	31,669,170	22,973	31,102	32,611,751	31,700,272

(ii)
Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2016 was 5.08% (2015: 5.51%).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note: (Continued)

(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group as at December 31, 2016 are summarized as follows:

	Face value /maturity	Effective interest rate	December 31, 2015	December 31, 2016

2007 long-term bonds	2,000,000/2017	4.64%	1,996,270	1,998,833
2011 medium-term notes	4,900,000/2016	6.03%	4,898,376	-
2015 medium-term notes	3,000,000/2018	5.53%	2,981,028	2,989,992
2015 medium-term notes	1,500,000/2018	5.01%	1,487,994	1,492,351
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000	400,000
2012 medium-term bonds	3,000,000/2017	5.77%	2,992,788	2,996,618
2013 medium-term bonds	3,000,000/2018	5.99%	2,987,271	2,993,272
2013 medium-term bonds	2,000,000/2016	5.99%	1,997,805	-
2014 medium-term bonds	3,000,000/2017	7.35%	2,988,140	2,997,622
2015 medium-term bonds	3,000,000/2018	6.11%	2,993,630	2,996,615
2015 medium-term bonds	2,000,000/2018	6.08%	1,988,550	1,993,474
2016 private placement notes	3,215,000/2019	5.12%	-	3,198,337
			27,711,852	24,057,114

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note: (Continued)

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended December 31, 2016 was 4.44% (2015: 5.12%).

(d)	Short-term bonds

Outstanding short-term bonds as at December 31, 2016 are summarized as follows:

	Face value /maturity	Effective interest rate	December 31, 2015	December 31, 2016
2015 short-term bonds	3,000,000/2016	4.15%	3,047,356	-
2015 short-term bonds	3,000,000/2016	3.85%	3,016,366	-
2015 short-term bonds	600,000/2016	3.35%	600,000	-
2016 short-term bonds	1,500,000/2017	4.30%	-	1,535,140
2016 short-term bonds	3,000,000/2017	4.13%	-	3,047,026
2016 short-term bonds	3,000,000/2017	3.95%	-	3,037,849
2016 short-term bonds	400,000/2017	4.13%	-	400,000

			6,663,722	8,020,015

All the above short-term bonds were issued for working capital needs.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST BEARING LOANS AND BORROWINGS (Continued)

Note: (Continued)

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2015	December 31, 2016

Long-term bonds
Bank of Communications (交通銀行股份有限公司) ("BOCOM")	1,996,270	1,998,833

Long-term loans
Lanzhou Aluminum Factory*(蘭州鋁廠) (Note (i))	12,000	8,000
The Company	749,207	866,877
Ningxia Energy (Note (ii))	827,600	1,099,400
Yinxing Energy (Note (ii))	202,400	109,000
Zhongwei Renewable Energy Co., Ltd* (中衛寧電新能源有限公司) (Note (ii))	-	5,050

	1,791,207	2,088,327

Short-term loans
Ningxia Energy (Note (ii))	50,000	120,000
Yinxing Energy (Note (ii))	50,000	-
Shandong Aluminum (Note (i))	15,000	15,000
Chalco Shandong (Note (ii))	-	170,000
Chalco Trading (Note (ii))	300,000	-

	415,000	305,000
Note:

(i)	The guarantor is a subsidiary of Chinalco.

(ii)	The guarantor is a subsidiary of the Group.

*The English names represent the best effort made by the management of the Group in translating their Chinese names as they do not have any official English names.

(f)	Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in note 25 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (Continued)

(g)	Gold leasing arrangements

On June 6, 2016, the Company entered into a gold leasing operational agreement, four gold leasing agreements and a general hedging agreement with BOCOM, pursuant to which the Company developed gold leasing for working capital financing purposes.

According to the gold leasing operational agreement and gold leasing agreements, the Group leased from BOCOM standard gold with fineness of Au99.99 for 12 months with annual lease fee rates from 3.61% to 3.70%. Then, the Group sold the leased gold back to BOCOM at the predetermined price and received cash of RMB3,000 million. The Group has paid an upfront lease fee amounting to RMB86.4 million at the beginning of the lease period. Upon the expiry of the leasing term, the Group shall purchase the same amount of gold with fineness of Au99.99 from BOCOM at the predetermined price pursuant to the general hedging agreement, and return the standard gold with same quality as those under the gold leasing agreements.

The directors of the Company are of view that the gold leasing operational agreement, gold leasing agreements and the general hedging agreement are planned, determined and operated as an integrated transaction, through which the Group is free from the risks of gold price fluctuations, and therefore, should be accounted for as loans from BOCOM with fixed interest rates.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	FINANCE LEASE PAYABLES

As disclosed in note 6, the Group leased certain machineries under finance leases with lease terms ranging from one to five years.At December 31, 2016, the total future minimum lease payments under finance leases and their present values are as follows:

	Minimum lease payments		Present value of minimum lease payments
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016

Amounts payable:
Within one year	1,839,080	2,253,720	1,531,554	2,008,716
In the second year	1,824,654	2,068,315	1,553,769	1,891,406
In the third to fifth years, inclusive	3,765,416	2,895,251	3,625,194	2,792,180

Total minimum finance lease payment	7,429,150	7,217,286	6,710,517	6,692,302

Future finance charges	(718,633)	(524,984)

Total net finance lease payables (note 21)	6,710,517	6,692,302

Portion classified as current liabilities (note 20)	(1,531,554)	(2,008,716)

Non-current portion	5,178,963	4,683,586

During 2015 and 2016, the Group entered into various sale and leaseback agreements with CCB Financial Leasing Co., Ltd* (建信金融租賃有限公司), Ruize International Financial Leasing Co., Ltd.* (瑞澤國際租賃有限公司), Guohong Financial Leasing Co., Ltd.* (國宏融資租賃有限公司), Caterpillar Financial Leasing Co., Ltd.* (卡特皮勒融資租賃有限公司), Chongqing Transportation Equipment Financing Lease Co., Ltd* (重慶市交通設備融資租賃有限公司), Taiping Sinopec Financial Leasing Co., Ltd.* (太平石化金融租賃有限公司), Pingan International Financial Leasing Co., Ltd.* (平安國際融資租賃有限公司), JIC Leasing (Shanghai) Co., Ltd.* (中建投租賃(上海)有限責任公司) and CFL, which is a related party of the Group, respectively, under which the Group sold machineries and construction in progress and leased them back. The lease terms range from one to five years and the lease rentals are payable by instalments with bearing interest at prevailing lending rates. Regarding the agreement of sales and leaseback with CFL, unless the rental are paid in full, no dividends would be distributed from Guangxi Branch, Lanzhou Branch, Shanxi Branch, Chalco Zhongzhou, Chalco Shandong, Baotou Aluminum, Guizhou Huajin, Zunyi Alumina and Wangwa Coal Co., Ltd.*("王窪煤業") to their shareholders. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount.

The Group disposed of the assets under the sales and leaseback arrangements and incurred losses and gains of RMB234 million (2015: RMB1,066 million) and RMB112 million (2015: RMB92 million) , respectively, which were amortized over their respective useful lives of the assets. The Internal Rate of Return (IRR) of the sales and finance lease back arrangements range from 4.76% to 6.28%.

*The English name represents the best effort made by the management of the Group in translating its Chinese name as it does not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	OTHER NON-CURRENT LIABILITIES

	December 31, 2015	December 31, 2016

Financial liabilities
-Long-term payables for mining rights	797,694	789,420
-Other financial liabilities	300	300
	797,994	789,720

Obligations in relation to early retirement schemes (Note (i))	827,305	674,835
Deferred government grants	1,529,545	1,466,656
Deferred gain relating to sales and lease back agreements (Note (ii))	88,955	193,724
Provision for rehabilitation	100,285	106,769
Others	6,475	6,037
	2,552,565	2,448,021

	3,350,559	3,237,741

Note:

(i)	Obligations in relation to early retirement schemes

From 2010, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees' living expenses for no more than five years in the future on a monthly basis according to the early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and the housing fund are together referred to as "the Payments". The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate in China. The Payments are discounted by the treasury bond rate of December 31, 2015 and 2016 respectively. As at December 31, 2015 and 2016, the current portion of the Payments within one year was reclassified to "other payables and accrued liabilities".

As at December 31, 2015 and 2016, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	2015	2016

As at January 1	1,374,101	1,147,320
Provision made during the year (note30)	34,893	132,044
Interest costs	14,007	84,616
Payment during the year	(275,681)	(367,382)

As at December 31,	1,147,320	996,598

Non-current	827,305	674,835
Current (note 23)	320,015	321,763

	1,147,320	996,598

(ii)
As disclosed in note 21, the Group entered into several sales and lease back agreements which were finance leases during the years. The deferred gains resulting from the sale were classified under other non-current liabilities and were amortized over the useful lives of the assets leased back.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31, 2015	December 31, 2016

Financial liabilities
-Payable for capital expenditures	5,338,218	5,654,992
-Accrued interest	1,112,849	1,068,657
-Payables withheld as guarantees and deposits	1,088,352	1,075,289
-Dividends payable by subsidiaries to non-controlling shareholders	233,036	221,496
-Consideration payable for investment projects	98,966	305,506
-Current portion of payables for mining rights	218,158	337,659
-Others	1,040,969	900,771
	9,130,548	9,564,370

Sales and other deposits from customers	1,652,576	1,799,200
Taxes other than income taxes payable (Note)	385,654	713,450
Accrued payroll and bonus	183,781	218,741
Staff welfare payables	276,469	277,064
Current portion of obligation in relation to early retirement schemes (note 22)	320,015	321,763
Contribution payable for pension insurance	123,381	109,077
Others	18,146	3,013
	2,960,022	3,442,308

	12,090,570	13,006,678

Note: Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2016, except for other payables and accrued liabilities of the Group amounting to RMB251 million and RMB0.022 million which were denominated in USD and EUR, respectively (December 31, 2015: RMB4 million in USD, RMB0.311  million denominated in HKD), all payables and accrued liabilities were denominated in RMB (December 31, 2015: all denominated in RMB).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	TRADE AND NOTES PAYABLES

	December 31, 2015	December 31, 2016

Trade payables	7,991,868	6,682,225
Notes payable	6,734,676	4,603,109

	14,726,544	11,285,334

As at December 31, 2016, except for trade and notes payables of the Group amounting to RMB22 million which were denominated in USD (December 31, 2015: RMB228 million in USD), all trade and notes payables were denominated in RMB (December 31, 2015: all denominated in RMB).

The ageing analysis of trade and notes payables is as follows:

	December 31, 2015	December 31, 2016

Within 1 year	14,234,715	10,719,901
Between 1 and 2 years	248,656	276,179
Between 2 and 3 years	55,067	107,125
Over 3 years	188,106	182,129

	14,726,544	11,285,334

The trade and notes payables are non-interest-bearing and are normally settled within one year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

25.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in note 20. As at December 31, 2015 and 2016, a summary of these pledged assets was as follows:

	December 31, 2015	December 31, 2016

Property, plant and equipment (note 6)	6,102,859	6,456,488
Land use rights (note 8)	257,610	254,339
Intangible assets (note 5)	1,241,057	1,114,454
Investment in an associate (note 9(b))	421,270	376,270
Notes receivable (note 14)	26,500	33,500
Trade receivables (note 14)	360,000	35,836

	8,409,296	8,270,887

As at December 31, 2016, in addition to the loans and borrowings which were pledged by the above assets, the current portion of long-term loans and borrowings amounting to RMB933 million (December 31, 2015: RMB882 million) and the non-current portion of long-term loans and borrowings amounting to RMB8,956 million (December 31, 2015: RMB10,384 million) were secured by the contractual right to charge users for electricity generated in the future. As at December 31, 2016, the current portion of long-term loans and borrowings amounting to RMB10 million (December 31, 2015: RMB10 million)  and the non-current portion of long-term loans and borrowings amounting to RMB1,657 million (December 31, 2015: RMB1,667 million) were secured by the investment in a 70.82% owned subsidiary of the Company, Ningxia Energy.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	PROFIT/(LOSS) BEFORE INCOME TAX

An analysis of profit or loss before income tax is as follows:

	2014	2015	2016

Purchase of inventories in relation to trading activities	71,647,273	60,318,158	79,682,085
Raw materials and consumables used	34,897,297	28,948,534	25,478,373
Changes in work-in-progress and finished goods	1,014,376	523,390	1,667,696
Power and utilities	17,740,895	15,835,191	12,980,854
Depreciation and amortization	7,551,278	7,374,743	6,969,947
Employee benefit expenses (note 30)	8,170,193	6,103,869	5,887,632
Repair and maintenance	1,857,471	1,797,254	1,354,372
Transportation expenses	1,058,781	1,152,027	1,493,223
Logistic cost	-	-	796,231
Taxes other than income tax expense (Note (i))	524,678	567,157	690,718
Rental expenses for land use rights and buildings	713,001	664,917	511,189
Packaging expenses	249,843	272,558	235,929
Research and development expenses	293,766	168,870	168,862
Auditors' remuneration expense (Note (ii))	25,176	23,666	26,006

Note:
(i)	Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(ii)	During the year ended December 31, 2016, auditors' remuneration included audit and non-audit services provided by Ernst & Young, including Ernst & Young Hong Kong, Ernst & Young Hua Ming LLP and Ernst & Young (China) Advisory Limited, amounting to RMB23.7 million (2014: RMB22.2 million, 2015: RMB23.3 million), and services provided by other auditors.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	OTHER INCOME

For the year ended December 31, 2016, government grants amounting to RMB745 million (2014: RMB824 million, 2015: RMB1,771 million ) were recognized as income for the year necessary to compensate the costs and facilitate the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

28.	OTHER GAINS, NET

	2014	2015	2016

Gain on disposal of investments in associates	-	832,369	128,833
Gain on disposal of Shanxi Huaxing	-	2,588,134	-
Gain on disposal and dividends of available for sale	-	-	125,024
Realized gains/(loss) on futures, forward and option contracts, net (Note)	156,617	(477,733)	(1,290,267)
Unrealized gains/(loss) on futures, forward and option contracts, net (Note)	110,250	(213,085)	154,585
Gain on disposal of the Environmental Protection Business (note 40)	-	-	571,270
Gain on disposal of aluminum plant and buildings of Guizhou Branch	-	1,364,821	-
Gain on disposal of Hong Kong properties	-	209,735	-
Gain on disposal of urban properties and land use rights for capital injection	-	350,218	-
Gain on disposal of Gansu Hualu land use right	-	375,025	-
(Loss)/gain on disposal of other property, plant and equipment and land use rights, net	(44,144)	18,075	245,248
Gain on investments in financial products	71,023	38,469	15,905
Others	63,183	(62,428)	216,035

	356,929	5,023,600	166,633

Note: None of these futures, forward and option contracts is designated for hedge accounting.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

29.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	2014	2015	2016

Finance income - interest income	(1,047,631)	(812,367)	(815,678)

Interest expense	7,132,224	6,101,468	5,154,375
Less: interest expense capitalized in property, plant and equipment (note 6)	(532,695)	(522,053)	(414,133)
Interest expense, net of capitalized interest	6,599,529	5,579,415	4,740,242
Amortization of unrecognized finance expenses	123,881	285,727	324,701
Exchange loss/(gain), net	10,464	95,851	(60,228)
Finance costs	6,733,874	5,960,993	5,004,715

Finance costs, net	5,686,243	5,148,626	4,189,037

Capitalization rate during the year (note 6)	5.80% to 7.10%	4.90% to 6.55%	3.85% to 6.00%

30.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses is as follows:

	2014	2015	2016

Salaries and bonus	4,327,935	3,976,468	3,845,959
Housing fund	424,457	395,246	387,534
Staff welfare and other expenses (Note)	1,881,515	1,670,509	1,493,088
Employment expense in relation to early retirement schemes (note 22)	1,360,284	34,893	132,044
Employment expenses in relation to termination benefit	176,002	26,753	29,007

	8,170,193	6,103,869	5,887,632

Note:  Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in note 31.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

	2014	2015	2016

Fees	622	653	762
Basic salaries, housing fund, other allowances and benefits in kind	2,590	1,143	975
Discretionary bonus	-	-	-
Pension cost	316	140	114

	3,528	1,936	1,851

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2015 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonus	Pension costs	total

Directors:
Ge Honglin (Note (i))	-	-	-	-	-
Ao Hong (Note (ii))	-	-	-	-	-
Luo Jianchuan (Note (ii))	-	-	-	-	-
Liu Xiangmin	-	-	-	-	-
Jiang Yinggang	-	643	-	70	713
Liu Caiming (Note (iii))	-	-	-	-	-
Wang Jun	150	-	-	-	150
Ma Si-hang, Frederick (Note (iv))	192	-	-	-	192
Lie-A-Cheong Tai-Chong, David (Note (iv))	-	-	-	-	-
Chen Lijie (Note (v))	162	-	-	-	162
Hu Shihai (Note (vi))	102	-	-	-	102
Wu Zhenfang (Note (ix))	47	-	-	-	47
Wu Jianchang (Note (x))	-	-	-	-	-
	653	643	-	70	1,366
Supervisors:
Zhao Zhao	-	-	-	-	-
Yuan Li	-	500	-	70	570
Zhang Zhankui (Note (vii))	-	-	-	-	-
Wang Jun (Note (viii))	-	-	-	-	-
	-	500	-	70	570

Total	653	1,143	-	140	1,936

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
For the years ended December 31, 2014, 2015 and 2016
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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2016 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonus	Pension costs	total

Directors:
Ge Honglin (Note (i))	-	-	-	-	-
Yu Dehui (Note (ii))	-	-	-	-	-
Ao Hong	-	-	-	-	-
Lu Dongliang(Note (iii))	-	-	-	-	-
Jiang Yinggang	-	725	-	76	801
Liu Caiming	-	-	-	-	-
Wang Jun	150	-	-	-	150
Lie-A-Cheong Tai-Chong, David	204	-	-	-	204
Chen Lijie	204	-	-	-	204
Hu Shihai	204	-	-	-	204
	762	725	-	76	1,563
Supervisors:
Liu Xiangmin (Note (iv))	-	-	-	-	-
Wang Jun	-	-	-	-	-
Yuan Li (Note (v))	-	-	-	-	-
Wu Zuoming (Note (vi))	-	250	-	38	288
Zhao Zhao (Note (vii))	-	-	-	-	-
	-	250	-	38	288

Total	762	975	-	114	1,851

Note:

(i)
Mr. Ge Honglin resigned as an executive director and the Chairman of the Board of the Company on February 16, 2016 due to his work commitment. The resignation of Mr. Ge has taken effect on the same day.

(ii)
Mr. Yu Dehui was elected as a non-executive director of the fifth session of the Board of the Company at the 2016 first extraordinary general meeting of the Company held on April 8, 2016. On the same day, Mr. Yu Dehui was elected as the Chairman of the fifth session of the Board of the Company at the 31st meeting of the fifth session of the Board. Mr. Yu Dehui was re-elected as a non-executive director and the Chairman of the sixth session of the Board of the Company at the 2015 annual general meeting and the first meeting of the sixth session of the Board of the Company held on June 28, 2016.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)
31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

 Note: (Continued)

(iii)	Mr. Lu Dongliang was elected as an executive director of the sixth session of the Board of the Company at the 2015 annual general meeting of the Company held on June 28, 2016.
(iv)
Mr. Liu Xiangmin resigned as an executive director of the Company on June 28, 2016 due to the expiration of the term of office of the fifth session of the Board. Mr. Liu Xiangmin was elected as a supervisor of the sixth session of the Supervisory Committee of the Company at the 2015 annual general meeting on the same day. At the first meeting of the sixth session of the Supervisory Committee subsequent to the annual general meeting, Mr. Liu Xiangmin was elected as the chairman of the sixth session of the Supervisory Committee of the Company.

(v)	Mr. Yuan Li resigned as a supervisor of the Company on June 28, 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee of the Company.
(vi)
Mr. Wu Zuoming was elected as an employee representative supervisor of the sixth session of the Supervisory Committee of the Company at the meeting of the employees' representatives held on June 28, 2016.

(vii)	Mr. Zhao Zhao resigned as the chairman of the Supervisory Committee of the Company on June 28, 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following bands:

	Number of individuals
	2014	2015	2016

Nil to RMB1,000,000	13	16	15

During the year, no options were granted to the directors or the supervisors of the Company (2014 and 2015: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2014 and 2015: nil).

No directors or supervisors of the Company waived any remuneration during the years 2014, 2015 and 2016.

(b)	Five highest paid individuals

During the year ended December 31, 2016, the five highest paid employees of the Group include two directors and a supervisor (2014: four directors; 2015: a director and a supervisor) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining two individuals during 2016 (2014: one; 2015: three) is as follows:

	2014	2015	2016

Basic salaries, housing fund, other allowances and benefits in kind	491	1,875	1,450
Discretionary bonus	-	-	-
Pension cost	63	204	152

	554	2,079	1,602

The number of the remaining two highest paid individuals during 2016 (2014: one; 2015: three) whose remuneration fell within the following band is as follows:

	Number of employees
	2014	2015	2016

Nil to RMB1,000,000	1	3	2

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	INCOME TAX EXPENSE/ (BENEFIT)

	2014	2015	2016

Current income tax expense:
— PRC enterprise income tax	260,721	255,572	503,233

Deferred income tax expense/(benefit)	814,189	(485,719)	(99,061)

	1,074,910	(230,147)	404,172

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2014: 25%, 2015: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2014: 15%, 2015: 15%).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

32.	INCOME TAX EXPENSE/ (BENEFIT) (Continued)

The reconciliation between the tax on the Group's profit or loss before income tax and the theoretical tax amount that would arise using the weighted average tax rate applicable to profit or loss of the consolidated entities is as follows:

	2014	2015	2016

(Loss)/profit before income tax	(16,027,138)	136,866	1,659,627

Tax (benefit)/expense calculated at standard income tax rate of 25% (2014 and 2015: 25%)	(4,006,785)	34,217	414,907
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	(19,631)	21,442	(3,322)
Impact of change in income tax rate	(53,490)	4,538	5,945
Tax losses of which no deferred tax assets recognized	2,045,362	437,138	258,767
Deductible temporary differences of which no deferred tax assets recognized	1,223,707	241,812	78,644
Utilization of previously unrecognized tax losses	(9,477)	(358,106)	(203,423)
Tax incentive in relation to deduction limits of certain expenses	(4,949)	(2,502)	(3,769)
Non-taxable income and deductible interest	(205,539)	(149,613)	(89,602)
Expenses not deductible for tax purposes	432,876	30,280	80,014
Write-off of unrecoverable deferred tax assets previously recognized	383,314	76,775	3,315
Recognition of deferred tax assets related to previously unrecognized deductible temporary differences and tax losses	-	(238,728)	(117,513)
Unrecognized taxable temporary differences relating to equity investments	-	(351,846)	-
Recognition of taxable temporary differences relating to equity investments previously unrecognized	1,321,405	-	-
True up adjustments in respect of prior year's annual income tax filings and others	(31,883)	24,446	(19,791)

Income tax expense/(benefit)	1,074,910	(230,147)	404,172

Effective tax rate	(6.71% )	(168% )	24%

Share of income tax expense of associates and joint ventures of RMB64 million (2014: RMB52.0 million, 2015: RMB41.0 million) and RMB22 million (2014: RMB20.4 million, 2015: RMB21 million) is included in "share of profits and losses of associates" and "share of profits and losses of joint ventures", respectively.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

33.	(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

The basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the parent by the weighted average number of shares in issue during the year.

	2014	2015	2016

(Loss)/Profit attributable to owners of the parent (RMB)	(16,269,477,000)	148,622,452	402,494,060

Other equity instruments' distribution	-	(19,287,671)	(110,000,000)
	(16,269,477,000)	129,334,781	292,494,060
Weighted average number of ordinary shares in issue	13,524,487,892	14,272,716,517	14,903,798,236
Basic (loss)/earnings per share (RMB)	(1.20)	0.01	0.02

(b)	Diluted

The diluted earnings per share amounts for the years ended December 31, 2014, 2015 and 2016 are the same as the basic earnings per share amounts as there were no dilutive potential shares during those years.

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

According to the resolution of the Board of Directors dated March 23, 2017, the directors did not propose any final dividend for the year ended December 31, 2016, which is to be approved by the shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

	Notes	2014	2015	2016

Cash flows generated from operating activities
(Loss)/Profit before income tax		(16,027,138)	136,866	1,659,627

Adjustments for:
Share of profits and losses of joint ventures	9(a)	(89,510)	(23,238)	95,508
Share of profits and losses of associates	9(b)	(350,575)	(284,531)	(115,091)
Depreciation of property, plant and equipment	6	7,020,468	6,931,721	6,560,795
Depreciation of investment properties	7	-	-	1,266
Loss/(gain) on disposal of other property, plant and equipment and land use rights, net	28	44,144	(2,317,874)	(245,248)
Gain on disposal of the Environmental Protection Businesses	28	-	-	(571,270)
Impairment losses of property, plant and equipment	6	5,679,521	10,011	57,080
Impairment losses of intangible assets		108,424	-	-
Impairment losses of land use rights and leasehold land		140,804	-	-
Amortization of intangible assets	5	304,077	255,098	243,771
Amortization of land use rights	8	84,608	103,932	99,197
Amortization of prepaid expenses included in other non-current assets		142,126	83,992	64,918
Realized and unrealized (gains)/loss on futures, option and forward contracts	28	(266,867)	690,818	1,135,682
Gain on disposal of Shanxi Huaxing	28	-	(2,588,134)	-
Gain on disposal of investments in associates	28	-	(832,369)	(128,833)
Gain on disposal of and dividends from available-for-sale investments	28	-	-	(125,024)
Receipt from government subsidies		(154,726)	(282,635)	(207,146)
Interest income		(605,408)	(340,278)	(353,535)
Financial cost	29	6,733,909	5,960,993	5,004,715
Loss/(gain) on financial products	28	71,023	(38,469)	(15,905)
Change in special reserve		65,450	(103,364)	9,807
Others		-	15,790	(7,531)

		2,900,330	7,378,329	13,162,783

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

35.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES (Continued)

	2014	2015	2016
Cash flows generated from operating activities (Continued)

Changes in working capital:
Decrease in inventories	1,128,466	1,793,787	2,437,326
Decrease/(increase) in trade and notes receivables	891,342	(68,353)	(3,664,653)
Decrease/(increase) in other current assets	3,158,148	(815,194)	3,460,225
Increase in restricted cash	(647,754)	(109,542)	(264,508)
Increase in other non-current assets	(23,834)	(566,664)	(133,249)
Increase/(decrease) in trade and notes payables	3,236,231	(621,708)	(3,447,633)
Increase in other payables and accrued liabilities	2,745,679	1,045,773	39,120
Increase/(decrease) in other non-current liabilities	702,429	(461,995)	(15,804)

Cash generated from operations	14,091,037	7,574,433	11,573,607

PRC corporate income taxes paid	(308,715)	(277,378)	(54,933)

Net cash generated from operating activities	13,782,322	7,297,055	11,518,674

Non-cash transactions of investing activities and financing activities
Capital injection in an associate and joint ventures by non-cash assets	203,157	793,364	371,051

Note:	In 2016, the Group had endorsed notes receivable from sale of goods or services for purchase of property, plant and equipment amounting to RMB1,568 million (2015: RMB 1,343 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

(a)	Significant related party transactions

Note		2014	2015	2016

Sales of goods and services rendered:
Sales of materials and finished goods to:
Chinalco and its subsidiaries	(ix)	7,056,140	10,997,417	10,370,836
Associates of Chinalco		170,338	703,628	688,308
Joint ventures of Chinalco		142	-	-
Joint ventures		48,903	79,034	648,145
Associates		2,146,870	2,165,445	605,449

		9,422,393	13,945,524	12,312,738

Provision of utility services to:	(ii)
Chinalco and its subsidiaries	(ix)	407,762	314,544	567,628
Associates of Chinalco		17,750	14,803	4,444
Joint ventures		113	-	3,031
Associates		1,977	553	584

		427,602	329,900	575,687

Provision of engineering, construction and supervisory services to:	(iii)
Chinalco and its subsidiaries	(ix)	988,782	46,328	96,527
Joint ventures		-	-	41,423

		988,782	46,328	137,950

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

Note		2014	2015	2016

Sales of goods and services rendered: (Continued)

Provision of products processing services to:	(vii)
Chinalco and its subsidiaries	(ix)	3,169	-	-

Rental revenue of land use rights and buildings to:	(vi)
Chinalco and its subsidiaries	(ix)	34,887	34,281	33,231
Associates of Chinalco		-	249	-

		34,887	34,530	33,231

Purchase of goods and services:

Purchases of engineering, construction and supervisory services from:	(iii)
Chinalco and its subsidiaries	(ix)	988,782	1,737,344	1,525,349

Purchases of key and auxiliary materials and finished goods from:	(iv)
Chinalco and its subsidiaries	(ix)	2,957,742	1,640,051	1,600,770
Associates of Chinalco		386,609	-	-
Joint ventures		1,268,123	1,276,078	3,799,116
Associates		762,003	414,539	31,413

		5,374,477	3,330,668	5,431,299

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries	(ix)	312,626	324,872	307,354

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

Note		2014	2015	2016
Purchase of goods and services: (Continued)

Provision of utilities services by:	(ii)
Chinalco and its subsidiaries	(ix)	563,468	643,597	688,513
Joint ventures		-	-	3,386

		563,468	643,597	691,899

Provision of products processing services by	(vii)
Chinalco and its subsidiaries	(ix)	76,075	62,623	-

Provision of other services by:
A joint venture		-	-	151,552

Rental expenses for buildings and land use rights charged by	(vi)
Chinalco and its subsidiaries	(ix)	561,528	590,657	509,558
Joint ventures		-	-	126

		561,528	590,657	509,684

Other significant related party transactions:

Borrowing from a subsidiary of Chinalco	(viii),(ix)	1,429,000	5,929,000	5,145,959

Interest expense on a borrowing from a subsidiary of Chinalco		38,772	140,410	226,118

Entrusted loan from a subsidiary of Chinalco		70,000	-	-

Entrusted loans and other borrowings to:
Joint ventures		764,000	140,000	212,400

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

	Note	2014	2015	2016
Other significant related party transactions: (Continued)
Interest income on entrusted loans and other borrowings to:
Joint ventures		60,459	14,061	31,373
An associate		88	-	-
Chinalco and its subsidiaries		2,027	-	-

		62,574	14,061	31,373

Interest income from the unpaid disposal proceeds from:
Chinalco and its subsidiaries		542,811	326,217	246,149

Disposal assets under sale and leaseback contract to a subsidiary of Chinalco	(xviii)	300,000	1,150,000	1,040,000

Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	(xviii) , (ix)	304,239	1,150,064	1,040,036

Provision of financial guarantees to:
Joint ventures	(xv),(xvi)	345,760	340,900	24,245
An associate	(xvii)	23,710	17,470	-

		369,470	358,370	24,245

Financial guarantees provided by:
Subsidiaries of Chinalco	20(e)	138,000	27,000	23,000

Discounted notes receivables to a subsidiary of Chinalco		118,757	122,000	40,200

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
For the years ended December 31, 2014, 2015 and 2016
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
For the years ended December 31, 2014, 2015 and 2016
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

(x)
In November 2015, the Company together with its two subsidiaries, Chalco International Trading and Chalco Shanghai Kelin Co., Ltd. (上海中鋁凱林鋁業有限公司) ("Shanghai Kelin") signed a capital injection agreement with Chinalco Asset Management Co., Ltd.*(中鋁資產經營管理公司) ("Chinalco Asset Management") to inject capital to Chinalco Property Development Co., Ltd.* (中鋁置业發展有限公司) ("Chinalco Property Development") by way of injecting certain urban property assets and land use rights with appraised value amounting to RMB676.95 million and cash amounting to RMB696 million. Subsequent to the capital injection, the Group held a 24.12% equity interest in Chinalco Investment Development. The investment in Chinalco Property Development has been adjusted the impact of downstream transaction amounting to RMB111.3 million. The transaction generated disposal gain amounting to RMB350.22 million.

In November 2015, Chinalco Property Development changed its name to Chinalco Investment Development Co., Ltd.*(中鋁投資發展有限公司).

(xi)	Transfer of the Property Assets of Chalco Hong Kong to Chinalco assets holdings

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

(xii)
As disclosed in note 39, the Group acquired relevant assets and liabilities of High-Purity Aluminum Plant and Light Metal Material Plant ("High-Purity Aluminum and Light Metal") from Baotou Group which also constituted a connected transaction.

(xiii)
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

(xiv)
In August 2015, the Company signed a capital injection agreement with China Rare Earth pursuant to which the Company has made a capital injection of RMB400 million in cash in return for 14.62% equity interest in China Rare Earth.

(xv)
In December 2006, Ningxia Energy, a subsidiary of the Company, entered into a financial guarantee contract with China Construction Bank providing a financial guarantee to Tian Jing Shen Zhou Wind Power Co., Ltd, a joint venture of the Company, for its  14-year bank loan amounting to RMB35 million. As at December 31, 2016, the outstanding amount of the guarantee was RMB24 million (December 31, 2015: RMB30 million.

(xvi)
In March 2013, the Company entered into a guarantee agreement  with China Development Bank, together with other shareholders of Xinyugou Coal Co., Ltd. *("山西介休鑫峪沟煤业有限公司") ("Xinyugou Coal"), a joint venture of the Company, and pursuant to the guarantee agreement, the Company provided  financial guarantee to loans up to RMB1,020 million of Xinyugou Coal, in proportion to its 34% shareholding. In August 2016, Xinyugou Coal was default in repayment of bank loans and interests of RMB914 million and RMB101 million, respectively. Based on the agreement entered among the Company, Xinyugou Coal, one of its other shareholders and  China Development Bank on 31 August 2016, the Company fulfilled its guarantee obligation by paying RMB336 million to China Development Bank, and the related financial guarantee was released.

(xvii)
In February 2014, Shanxi Huasheng, a subsidiary of the Company, entered into a financial guarantee contract with Shanghai Pudong Development Bank providing a financial guarantee to Xingshengyuan Coal Co., Ltd*("霍州煤电集团兴盛园煤业有限责任公司") ("Xingshengyuan Coal") an associate of the Company, for its bank loan up to RMB200 million, in proportion of the 43.03% shareholding in Xingshengyuan Coal. In 2016, Xingshengyuan Coal repaid the bank loan in full, and the guarantee has been released.

(xviii)	As disclosed in note 21, the Group has entered into several sales and leaseback contracts with CFL.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

(xix)	As disclosed in note 39, on January 1, 2016, Chalco Shandong swapped certain assets and liabilities to acquire a business from Shandong Aluminum, which constituted a related party transaction.

As disclosed in note 39, the Group acquired relevant assets and employees of pseudoboehmite and activated silicon powder production lines of Science and Technology Chemical Company from Shanxi Aluminum Plant, which also constituted a related party transaction.

As disclosed in note 39, the Group acquired the 33% and 33% equity interests in Xinghua Technology from Shandong Aluminum and Shanxi Aluminum Plant, respectively, which constituted a related party transaction.

As disclosed in note 39, the Group acquired the 60% equity interest of Chinalco Shanghai from Chinalco, which also constituted a related party transaction.

(xx)
In November 2015, the Company and Chinalco Capital, a subsidiary of Chinalco, entered into a capital contribution agreement (the "Capital Contribution Agreement"), pursuant to which the Company made a capital injection to Chinalco Capital by the 15% equity interest held by the Company in ABC-CA Fund Management Co., Ltd. ("農銀匯理基金管理有限公司") ("ABC-CA") with appraised value of RMB283.15 million and cash of RMB150 million totalling RMB433.15 million. The Company completed the capital injection of 15% equity interest of ABC-CA in June 2016 which constituted a related party transaction.

(xvi)	As Disposal of non-core assets

On March 30, 2016, Chalco Shandong, Chalco Shanxi Branch and Chalco Henan Branch entered into asset transfer agreements to transfer certain non-core assets to Shandong Aluminum, Shanxi Aluminum Plant and China Great Wall Aluminum Corporation, respectively, which are all subsidiaries of Chinalco. The total consideration was RMB474.62 million which was determined based on the valuation reports of the assets disposed of on the valuation base date as at February 29, 2016. The carrying value of the assets disposed of amounted to RMB279.19 million and the Group recognized a disposal gain of RMB195.43 million. The transactions were completed on March 31, 2016. Pursuant to the asset transfer agreements, the considerations will be paid in two instalments. In 2016, Shanxi Aluminum Plant and China Great Wall Aluminum Corporation paid the first instalment amounting to RMB120.04 million by notes receivable, and Shandong Aluminum settled its payment by offsetting  receivables amounting to RMB76.62 million. As at December 31, 2016, the remaining consideration amounting to RMB277.96 million would be paid by March 30, 2017.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

(xxii)	Disposal of businesses

As disclosed in note 40, on June 30, 2016, the Group transferred the Environmental Protection Business to Aluminum SPC, which constituted a related party transaction.

(xxiii)	Cooperative exploration of Maochang Mine

On June 28, 2016, the Company and Chinalco entered into a cooperative exploration agreement, pursuant to which the Company and Chinalco contributed construction investment and mining rights of RMB660 million and RMB475 million, respectively, representing 58.15% and 41.85%, respectively. The Group and Chinalco are entitled to the share of profits derived from Maochang Mine based on their respective percentage of assets contributed and mine rights, respectively, for the period from July 1, 2016 to December 30, 2038.

On June 28, 2016, the Company also entered into a profit sharing rights transfer agreement with Chinalco, pursuant to which the Group acquired 80% of Chinalco's profit sharing rights in Maochang Mine at the consideration of RMB349.95 million which is determined by both parties  with reference to the appraised value provided by an independent qualified valuer. The consideration will be paid in cash by the Group by instalments of RMB120 million, RMB135 million and RMB94.95 million in 2016, 2017 and 2018, respectively. The Group recorded the profit sharing rights purchased from Chinalco as an intangible asset at the present value of the cash consideration instalments and the related transactions totalling RMB335.41 million.

As at December 31, 2016, Maochang Mine was still in construction stage and no profit was distributed under the cooperative exploration agreement in the year then ended.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

During the years ended December 31, 2014, 2015 and 2016, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organizations (collectively "State-owned Enterprises" ("SOEs")) (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at December 31, 2014,2015 and 2016 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

*The English names represent the best effort made by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	December 31, 2015	December 31, 2016

Cash and cash equivalents deposited with
A subsidiary of Chinalco (Note)	7,585,515	7,073,289

Trade and notes receivables
Chinalco and its subsidiaries	849,417	1,093,378
Associates of Chinalco	23	10,200
Joint ventures	28,268	38,055
	877,708	1,141,633

Provision for impairment of receivables	(125,694)	(78,262)

	752,014	1,063,371

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
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties (Continued)

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows (Continued):

	December 31,	December 31,
	2015	2016

Other current assets
Chinalco and its subsidiaries	4,830,463	5,065,589
Joint ventures	1,354,427	2,092,369
Associates	84,511	73,546
	6,269,401	7,231,504
Provision for impairment of other current assets	(49,013)	(48,510)

	6,220,388	7,182,994

Other non-current assets
Chinalco and its subsidiaries	4,252,776	27,946
Joint ventures	409,251	112,403
An associate	111,846	111,846

	4,773,873	252,195

Borrowings and finance lease payable
Subsidiaries of Chinalco	6,370,365	6,051,288

Trade and notes payables
Chinalco and its subsidiaries	563,377	356,497
Joint ventures	160,215	300

	723,592	356,797

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties (Continued)

	December 31, 2015	December 31, 2016

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,594,175	1,538,167
Associates of Chinalco	171	1,149
Associates	1,019	53,000
Joint ventures	62,613	159,669

	1,657,978	1,751,985

As at December 31, 2016, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB27,788 million (December 31, 2015: RMB31,695 ) and RMB39,698 million (December 31, 2015: RMB51,038 million ).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(c)	Compensation of key management personnel

	2014	2015	2016

Fees	622	653	762
Basic salaries, housing fund, other allowances and benefits in kind	4,062	3,202	2,542
Discretionary bonus	-	-	-
Pension cost-defined contribution schemes	508	221	277

	5,192	4,076	3,581

Details of directors' and senior management's remuneration are included in note 31 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2015 and 2016, except for the other capital commitments disclosed in note 43(c) to these financial statements, the Group had no significant commitments with related parties.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT

37.1	Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, receivable from a subsidiary of Chinalco due to disposal of an entity in the preceding year, advances paid to suppliers, and short-term and long-term loans denominated in United States dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese yen ("JPY"),Indonesian Rupiah ("IDR") and Hong Kong dollars ("HKD"). Related exposures are disclosed in notes 14, 15, 16, 20, 23, 24 and 41 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2015 and 2016, the Group only had significant exposure to USD.

RMB is not freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transaction imposed by the PRC government could cause future exchange rates to vary significantly from current

As at December 31, 2016, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB269 million lower/higher (2015: RMB177 million lower/higher), mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was more sensitive to the fluctuation in the RMB/USD exchange rates in 2016 than in 2015, mainly due to the increase in the USD denominated cash and receivables.

As the assets and liabilities denominated in other foreign currencies other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2015 and 2016.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Interest rate risk

As at December 31, 2015 and 2016, as the Group had no significant interest-bearing assets except for bank deposits (note 16), entrusted loans (note 15), receivables arising from disposal of business (note 15), a prepayment paid to a supplier (note 15) and a loan to Shanxi Huaxing (note 12), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of businesses to Chinalco is at the rate of one-year bank loan determined by the People's Bank of China at the payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of businesses were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2015 and 2016.

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

As at December 31, 2016, if interest rates had been 100 basis points (December 31, 2015: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB479 million lower/higher (2015: RMB508 million ), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)      Interest rate risk (Continued)

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2015 and 2016.

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

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at December 31, 2016, the fair values of the outstanding futures contracts amounting to RMB55 million (December 31, 2015: RMB2 million) and RMB3 million (December 31, 2015: RMB11 million) were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2016, the fair value of the outstanding options contracts amounting to RMB0.1 million (December 31, 2015: RMB151 million) was recognized in financial liabilities at fair value through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

As at December 31, 2016, if the commodity futures prices had increased/decreased by 3% (December 31, 2015: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2015	2016

Primary aluminum	Decrease/increase RMB43.776million	Decrease/increase RMB6.761 million
Copper	Decrease/increase RMB1.736 million	Decrease/increase RMB4.085 million
Zinc	Increase/decrease RMB0.144 million	Decrease/increase RMB0.752 million
Lead	N/A	Increase/decrease RMB0.066 million
Coal	N/A	Decrease/increase RMB1.103 million

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.1	Financial risk management (Continued)

(b)	Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term investments and these receivables included in notes 10, 12, 14, and 15 represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group also provided financial guarantees to certain subsidiaries, a joint venture as well as a third party. The guarantees to joint ventures and an associate mentioned in note 36 represented the Group's maximum exposure to credit risk in relation to its guarantees to a joint venture. As at December 31, 2016, balance of the guarantees provided to a third party amounted to RMB8 million.

The Group maintains substantially all of its bank balances and cash and short-term investments in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers and their related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and considers that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans. As at December 31, 2016, the Group had receivables amounting to RMB4,470 million (December 31, 2015: RMB8,792 million) from Chinalco and its subsidiaries which arose from the disposal of business. Chinalco and its subsidiaries have settled the receivables and the related interest thereof in accordance with the payment terms. Therefore, the Group considers that there is no material credit risk related to the above-mentioned receivables.

For the year ended December 31, 2016, revenues of approximately RMB30,940 million (2014: RMB24,986 million, 2015: RMB31,818 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended December 31, 2014, 2015 and 2016. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2014, 2015 and 2016.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

As at December 31, 2016, the Group had total banking facilities of approximately RMB134,235 million (2015: 138,392 million) of which amounts totalling RMB61,980 million (2015: 67,620 million) have been utilized as at December 31, 2016. Banking facilities of approximately RMB67,510 million (2015: 63,877 million) will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at December 31, 2016, the Group had credit facilities through its futures agent at the LME amounting to USD120 million (equivalent to RMB832 million) (December 31, 2015: USD120 million (equivalent to RMB799 million)), of which USD50 million (equivalent to RMB344 million) (December 31, 2015: USD58 million (equivalent to RMB376 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

The table below analyzes the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2015

Finance lease payables, including current portion	1,839,080	1,824,654	3,765,416	-	7,429,150
Long-term bank and other loans, including current portion	4,605,511	4,866,785	13,894,703	9,244,752	32,611,751
Long-term bonds	-	2,000,000	-	-	2,000,000
Medium-term notes and bonds, including current portion	6,900,000	6,400,000	12,500,000	-	25,800,000
Short-term bonds	6,600,000	-	-	-	6,600,000
Short-term bank and other loans	35,064,287	-	-	-	35,064,287
Interest payables for borrowings	6,065,098	2,504,936	2,889,307	511,439	11,970,780
Financial liabilities at fair value through profit or loss	161,700	-	-	-	161,700
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest (Note)	8,017,699	-	-	-	8,017,699
Financial liabilities included in other non-current liabilities	-	150,251	437,129	385,975	973,355
Trade and notes payables	14,726,544	-	-	-	14,726,544

	83,979,919	17,746,626	33,486,555	10,142,166	145,355,266

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2016
Finance lease payables, including current portion	2,253,720	2,068,315	2,895,251	-	7,217,286
Long-term bank and other loans, including current portion	4,725,151	8,000,722	10,275,883	8,698,516	31,700,272
Long-term bonds	2,000,000	-	-	-	2,000,000
Medium-term notes and bonds, including current portion	6,400,000	12,500,000	3,215,000	-	22,115,000
Short-term bonds	7,900,000	-	-	-	7,900,000
Gold leasing arrangement	3,000,000	-	-	-	3,000,000
Short-term bank and other loans	32,154,825	-	-	-	32,154,825
Interest payables for borrowings	6,045,284	1,701,480	2,436,061	470,469	10,653,294
Financial liabilities at fair value through profit or loss	3,575	-	-	-	3,575
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,495,713	-	-	-	8,495,713
Financial liabilities included in other non-current liabilities (Note)	-	218,201	330,021	405,261	953,483
Trade and notes payables	11,285,334	-	-	-	11,285,334

	84,263,602	24,488,718	19,152,216	9,574,246	137,478,782

Note: As disclosed in note 22, as at December 31, 2016, the carrying value of financial liabilities included in other non-current liabilities was RMB790 million (December 31, 2015: RMB798 million).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments (Continued)

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets
	December 31, 2015
	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total
Current

Trade and notes receivables	-	5,143,486	-	5,143,486
Available-for-sale financial investments	-	-	224,820	224,820
Financial assets at fair value through profit or loss	2,058	-	-	2,058
Restricted cash and time deposits	-	1,801,239	-	1,801,239
Cash and cash equivalents	-	20,756,202	-	20,756,202
Financial assets included in other current assets	-	9,207,838	-	9,207,838

Subtotal	2,058	36,908,765	224,820	37,135,643

Non-current

Available-for-sale financial investments	-	-	130,440	130,440
Financial assets included in other non-current assets	-	6,057,461	-	6,057,461

Subtotal	-	6,057,461	130,440	6,187,901

Total	2,058	42,966,226	355,260	43,323,544

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities
	December 31, 2015
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Current

Financial liabilities at fair value through profit or loss	161,700	-	161,700
Interest-bearing loans and borrowings	-	54,761,255	54,761,255
Financial liabilities included in other payables and accrued liabilities	-	9,130,548	9,130,548
Trade and notes payables	-	14,726,544	14,726,544

Subtotal	161,700	78,618,347	78,780,047

Non-current

Financial liabilities included in other non-current liabilities	-	797,994	797,994
Interest-bearing loans and borrowings	-	54,000,874	54,000,874

Subtotal	-	54,798,868	54,798,868

Total	161,700	133,417,215	133,578,915

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments

(a)	Financial instruments by category (Continued)
Financial assets
	December 31, 2016
	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total
Current

Trade and notes receivables	-	7,327,181	-	7,327,181
Financial assets at fair value through profit or loss	54,756	-	-	54,756
Restricted cash and time deposits	-	2,087,447	-	2,087,447
Cash and cash equivalents	-	23,808,048	-	23,808,048
Financial assets included in other current assets	-	10,662,053	-	10,662,053

Subtotal	54,756	43,884,729	-	43,939,485

Non-current

Available-for-sale financial investments	-	-	164,393	164,393
Financial assets included in other non-current assets	-	1,366,359	-	1,366,359

Subtotal	-	1,366,359	164,393	1,530,752

Total	54,756	45,251,088	164,393	45,470,237

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities
	December 31, 2016
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Current

Financial liabilities at fair value through profit or loss	3,575	-	3,575
Interest-bearing loans and borrowings	-	58,292,394	58,292,394
Financial liabilities included in other payables and accrued liabilities (note 23)	-	9,564,370	9,564,370
Trade and notes payables	-	11,285,334	11,285,334

Subtotal	3,575	79,142,098	79,145,673

Non-current

Financial liabilities included in other non-current liabilities (note 22)	-	789,720	789,720
Interest-bearing loans and borrowings	-	47,322,748	47,322,748

Subtotal	-	48,112,468	48,112,468

Total	3,575	127,254,566	127,258,141

 ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

Fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016

Financial assets
Financial assets included in other non-current assets (note 12)	6,057,461	1,366,359	6,245,648	1,375,140

	Carrying amounts		Fair values
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016

Financial liabilities
Financial liabilities included in other non-current liabilities (note 22)	797,994	789,720	797,994	789,720
Long-term interest-bearing loans and borrowings (note20)	54,000,874	47,322,748	53,257,790	46,766,169

	54,798,868	48,112,468	54,055,784	47,555,889

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

•
The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

•
The fair values of long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at December 31, 2015 and 2016 was assessed to be insignificant.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)
Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at December 31, 2015	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	2,058	-	-	2,058
Available for sale financial investments	59,940	224,820	-	284,760

	61,998	224,820	-	286,818

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	54,756	-	-	54,756
Available-for-sale financial investments	93,893	-	-	93,893

	148,649	-	-	148,649

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)
Fair value hierarchy (Continued)

Liabilities measured at fair value

As at December 31, 2015	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	10,719	-	-	10,719
European option contracts	-	150,981	-	150,981

	10,719	150,981	-	161,700

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	3,468	-	-	3,468
European option contracts	-	107	-	107

	3,468	107	-	3,575

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)
Fair value hierarchy (Continued)

Assets for which fair values are disclosed

As at December 31, 2015	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	-	6,245,648	-	6,245,648

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	-	1,375,140	-	1,375,140

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

37.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)
Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed

As at December 31, 2015	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	-	797,994	-	797,994
Long-term interest-bearing loans and borrowings	-	53,257,790	-	53,257,790

	-	54,055,784	-	54,055,784

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	-	789,720	-	789,720
Long-term interest-bearing loans and borrowings	-	46,766,169	-	46,766,169

	-	47,555,889	-	47,555,889

During the year ended December 31, 2016, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2015: Nil).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
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

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities and income tax payable and deferred government grants) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

During 2015 and 2016, the change in sales prices of the Group's primary products has advantageously impacted on the profitability of the Group. The gearing ratio as at December 31, 2015 and 2016 are as follows:

	December 31, 2015	December 31, 2016

Total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants)	137,585,822	131,681,814
Less: restricted cash, time deposits and cash and cash equivalents	(22,557,441)	(25,895,495)

Net debt	115,028,381	105,786,319

Total equity	51,893,526	55,587,489
Add: net debt	115,028,381	105,786,319
Less: non-controlling interests	(11,937,634)	(17,479,840)

Total capital attributable to owners of the parent	154,984,273	143,893,968

Gearing ratio	74%	74%

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Other than the senior perpetual securities issued by a subsidiary of the Group, which is disclosed in note 41, details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2015	2016

Percentage of equity interest held by non-controlling interests

Ningxia Energy	29.18%	29.18%
Shandong Huayu	45.00%	45.00%

(Loss)/profit for the year allocated to non-controlling interests

Ningxia Energy	(29,716)	53,667
Shandong Huayu	(21,459)	79,621

Dividends distributed to non-controlling interests

Ningxia Energy	41,905	7,430
Shandong Huayu	-	-

Accumulated balances of non-controlling interests at the reporting dates

Ningxia Energy	3,496,613	4,516,727
Shandong Huayu	742,704	822,327

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2015	Ningxia Energy	Shandong Huayu

Revenue	3,929,406	2,355,849
Total expenses	(3,981,824)	(2,403,535)
Loss for the year	(52,418)	(47,686)
Total comprehensive loss for the year	(52,418)	(47,686)

Current assets	3,392,945	930,275
Non-current assets	30,534,583	2,461,806
Current liabilities	(6,507,721)	(1,751,726)
Non-current liabilities	(18,229,159)	(1,110)

Net cash flows from operating activities	2,281,584	261,886
Net cash flows used in investing activities	(2,077,674)	(36,529)
Net cash flows (used in)/from financing activities	(227,037)	120,570
Effect of foreign exchange rate changes, net	(576)	-

Net (decrease)/increase in cash and cash equivalents	(23,703)	345,927

2016	Ningxia Energy	Shandong Huayu

Revenue	4,170,859	2,500,353
Total expenses	(4,064,127)	(2,323,417)
Profit for the year	106,732	176,936
Total comprehensive income for the year	106,732	176,936

Current assets	4,481,921	918,043
Non-current assets	30,633,509	2,231,424
Current liabilities	(6,959,388)	(1,331,872)
Non-current liabilities	(17,720,701)	(1,100)

Net cash flows from/(used in) operating activities	1,874,909	(332,713)
Net cash flows (used in)/from investing activities	(1,384,059)	32,753
Net cash flows from/(used in) financing activities	291,301	(68,627)
Effect of foreign exchange rate changes, net	-	-

Net increase/(decrease) in cash and cash equivalents	782,151	(368,587)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	BUSINESS COMBINATION

1)	Acquisition of High-Purity Aluminum and Light Metal

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

The book values of the assets and liabilities of High-Purity Aluminum and Light Metal as at the acquisition date and the comparative financial figures were as follows:

	December 31, 2014	December 31, 2015
Assets
Trade and notes receivables	19,959	47,729
Other current assets	11,808	13
Inventories	101,898	146,224
Property, plant and equipment	87,609	76,611
Intangible assets	2,139	1,347

Liabilities
Trade and notes payables	2,911	43,597
Other payables and accrued expenses	3,791	137,539
Interest bearing loans and borrowings	191,707	65,000

Net assets	25,004	25,788
Difference recognized in equity		11,874
		37,662

Cash		37,662
Total purchase consideration		37,662

During the year ended December 31, 2015, the Group has paid the cash consideration amounting to RMB30 million, and the remaining cash consideration amounting to RMB7.6 million has been paid in year ended December 31, 2016.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	BUSINESS COMBINATION (Continued)

2)	Acquisition of Bayer aluminum production line

On January 1, 2016, Chalco Shandong, a subsidiary of the Company, completed the swap of its certain assets and liabilities with Shandong Aluminum, a subsidiary of Chinalco. The assets disposed of by Chalco Shandong include the relevant assets and liabilities of the electrolysis aluminum plant except for the electrolysis production line (mainly carbon assets), the aluminum processing plant and the hospital ward building of Chalco Shandong (the "Assets Disposed of"). The assets acquired by Chalco Shandong comprised the relevant assets and liabilities of the Bayer alumina production line of Shandong Aluminum which, in the opinion of directors of the Company, constitute businesses (the "Business Acquired"). According to the final consideration, Chalco Shandong shall pay a net consideration amounting to RMB162 million. As at the combination date, the carrying amounts of the Business Acquired and Assets Disposed of were RMB327 million and RMB176 million, respectively. Before and after the transaction, both entities were controlled by Chinalco, and the control was not temporary. Thus, the acquisition is considered to be a business combination under common control. The transaction date was January 1, 2016, which was determined by the date that the transfer of the rights and risks of the assets and liabilities was completed.

The carrying amounts of the assets and liabilities of Business Acquired as at the transaction date and the comparative financial figures were as follows:

	December 31, 2015	January 1, 2016
Assets
Property, plant and equipment	328,354	328,354

Liabilities
Other payables and accrued expenses	1,488	1,488

Net assets	326,866	326,866
Difference recognized in equity		11,418
		338,284

Cash		161,962
Carrying values of assets disposed of		176,322
Total purchase consideration		338,284

Chalco Shandong and Shandong Aluminum entered into an agreement that provided a legally enforceable right to offset receivables due from Shandong Aluminum and payables for part of the cash consideration above amounting to RMB81 million. As at December 31, 2016, Chalco Shandong has not paid the remaining consideration amounting to approximately RMB81 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	BUSINESS COMBINATION (Continued)

3)	Acquisition of pseudoboehmite and activated silicon powder production lines

On June 28, 2016, the Shanxi Branch of the Company ("Shanxi Branch") entered into an Asset Transfer Agreement with Shanxi Aluminum Plant, pursuant to which, the Shanxi Branch acquired pseudoboehmite and activated silicon powder production lines of Science and Technology Chemical Company, a branch of Shanxi Aluminum Plant, at a total cash consideration of RMB43.06 million. In the opinion of directors of the Company, the production lines constitute a business. The total cash consideration was determined based on the asset appraisal report performed by an independent qualified valuer.

Shanxi Aluminum Plant is a subsidiary of Chinalco, the parent company of the Group. Before and after the acquisition, both Shanxi Aluminum Plant and the Company are controlled by Chinalco, and the control is not temporary. Thus, the acquisition is considered to be business combination under common control. The transaction date is July 5, 2016, which is determined by the date of transfer of the assets.

The carrying amount of the assets and liabilities of pseudoboehmite and activated silicon powder production lines as at the transaction date and the comparative financial figures were as follows:

	December 31, 2015	July 5, 2016
Assets
Property, plant and equipment	29,966	28,860

Liabilities
Other payables and accrued expenses	2,503	-

Net assets	27,463	28,860
Difference recognized in equity		14,201
		43,061

Cash		43,061
Total purchase consideration		43,061

The acquisition of Shanxi Aluminum Plant has no impact on the Group's cash and cash equivalents.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	BUSINESS COMBINATION (Continued)

4)	Acquisition of equity interest in Chinalco Shanghai

On August 8, 2016, through the Shanghai United Assets and Equity Exchange, the Company was affirmed as the acquirer of the 60% equity interest in Chinalco Shanghai and the Company entered into an equity transfer agreement with Chinalco, pursuant to which, the Company acquired the 60% equity interest of Chinalco Shanghai with a total cash consideration of RMB2,113.76 million. The consideration was determined based on the appraisal value of the equity of Chinalco Shanghai. Subsequent to the acquisition, the Group exercised control over Chinalco Shanghai.

Before and after the acquisition, both Chinalco Shanghai and the Company are controlled by Chinalco, and the control is not temporary. Thus, the acquisition of 60% equity interest in Chinalco Shanghai is considered to be business combination under common control. The transaction date was September 9, 2016, which was determined by the date that the Group obtained control over Chinalco Shanghai.

The book values of the assets and liabilities of Chinalco Shanghai Company Limited as at the transaction date and the comparative financial figures were as follows:

	December 31, 2015	September 9, 2016
Assets
Property, plant and equipment	414,766	494,725
Land use rights	742,771	731,967
Inventories	22	15
Other current assets	916	1,425
Restricted cash and time deposits	51,500	70,500
Cash and cash equivalents	1,156	2,164

Liabilities
Interest bearing loans and borrowings	241,118	330,549
Trade and notes payables	147	29
Other payables and accrued expenses	1,598	1,951

Net assets	968,268	968,267
Non-controlling interests		387,307
Net assets acquired		580,960
Difference recognized in equity		1,532,801
		2,113,761

Satisfied by cash		2,113,761
Total purchase consideration		2,113,761

As at December 31, 2016, the Group has paid up the purchase consideration amounting to RMB2,114 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	BUSINESS COMBINATION (Continued)

5)	Acquisition of equity interest in Xinghua Technology

On December 5, 2016, through China Beijing Equity Exchange, the Company, and Chalco Shandong entered into equity transfer agreements with Shanxi Aluminum Plant and Shandong Aluminum respectively, pursuant to which the Company and Chalco Shandong acquired 33% and 33% equity interests of Xinghua Technology, from Shanxi Aluminum Plant and Shandong Aluminum respectively. The considerations for the acquisition of 33% and 33% equity interests of Xinghua Technology were RMB257.76 million and RMB257.76 million, respectively, which were determined based on the appraisal value of Xinghua Technology. Up to December 31, 2016, the Group has paid RMB335.09 million based on the equity transfer agreements. The remaining considerations will be paid before December 31, 2017 with interest at the prevailing one year lending rate quoted by the People's Bank of China.

Xinghua Technology was a subsidiary of Chinalco, the parent company of the Group. Subsequent to the acquisition, the Group had control over Xinghua Technology. Before and after the acquisition, both Xinghua Technology and the Company are controlled by Chinalco, and the control is not temporary. Thus, the acquisition of 66% equity interests in Xinghua Technology is considered to be a business combination under common control. The transaction date was December 23, 2016, which was date that the Group obtained control over Xinghua Technology.

The book values of the assets and liabilities of Xinghua Technology Ltd. as at the transaction date and the comparative financial figures were as follows:

	December 31, 2015	December 23, 2016
Assets
Property, plant and equipment	978,596	1,134,185
Land use rights	-	8,339
Other non-current assets	1,474	8,334
Trade and notes receivables	2,423	5,471
Inventories	164,262	170,986
Other current assets	89,626	86,283
Restricted cash and time deposits	15,000	184,060
Cash and cash equivalents	1,910	19,828

Liabilities
Interest bearing loans and borrowings (non-current)	34,086	14,909
Other non-current liabilities	47,900	43,921
Interest bearing loans and borrowings (current)	338,393	354,181
Trade and notes payables	230,235	484,755
Other payables and accrued expenses	329,184	398,239
Income tax payable	-	9,919

Net assets	273,493	311,562
Non-controlling interests		105,931
Net assets acquired		205,631
Difference recognized in equity		309,890
		515,521

Satisfied by cash		515,521
Total purchase consideration		515,521

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	BUSINESS COMBINATION (Continued)

6)	Acquisition of equity interest in Xinghua Technology

As at December 31, 2016, the Group has paid the purchase consideration of RMB335 million, and the Group has not paid the remaining consideration of approximately RMB180 million.

40.	DISPOSAL OF BUSINESSES

(a)	Disposal of Shanxi Huaxing

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

The details of the net assets disposed of are as follows:

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF BUSINESSES (Continued)

(a)	Disposal of Shanxi Huaxing (Continued)

Date of disposal

Net assets disposed of:
Cash and cash equivalents	114,794
Restricted cash and time deposits	46,716
Trade and notes receivables	34,479
Other current assets	30,849
Inventories	340,218
Property, plant and equipment (note 6)	4,495,019
Land use right (note 8)	251,295
Intangible assets (note 5)	365,427
Deferred tax assets (note 11)	3,057
Other non-current assets	487,076
Trade and notes payables	(426,288)
Other payables and accrued expenses	(898,781)
Interest bearing loans and borrowings	(2,312,574)
Income tax payable	(4,271)
Other non-current liabilities	(412,192)
Net assets	2,114,824
50% of net assets transferred into joint venture (Note)	(1,057,412)

Net assets disposed of	1,057,412
Gain on disposal of Shanxi Huaxing	1,294,067

2,351,479

Satisfied by:
Cash	705,444
Receivables as at December 31, 2015	1,646,035

2,351,479

Note:
50% of net assets transferred into joint venture	1,057,412
Gain on remeasurement of the remaining equity interest at fair value	1,294,067

Initial cost of investment in joint venture (note 9(a))	2,351,479

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF BUSINESSES (Continued)

(a)	Disposal of Shanxi Huaxing (Continued)

An analysis of the cash flows of cash and cash equivalents in respect of the Disposal of Shanxi Huaxing is as follows:

2015

Cash consideration received	705,444
Less: cash and cash equivalents of Shanxi Huaxing disposed of	(114,794)

Net inflows of cash and cash equivalents in respect of the disposal of Shanxi Huaxing	590,650

(b)	Loss control of Ningxia photovoltaic subsidiaries

In September and October 2015, LingWu People's Court , Yinchuan Intermediate People's Court and Wuzhong People's Court accepted the liquidation petition filed by the Group's subsidiaries, Ningxia Ning Electric Silicon Co., Ltd.* (寧夏寧電矽業有限公司), Ningxia Ning Electric PV Material Co., Ltd.* (寧夏寧電光伏材料有限公司), Ningxia Ning Electric Silicon Materials Co., Ltd.* (寧夏寧電矽材料有限公司) and Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* (寧夏銀星多晶矽有限公司) (hereinafter referred to as "Ningxia photovoltaic subsidiaries"), respectively. Upon the liquidation administrators took control over those companies, the directors of the Company considered the Group lost control over Ningxia photovoltaic subsidiaries and therefore ceased to consolidate these companies since then ("date of lost control").

The book value of assets and liabilities of Ningxia photovoltaic subsidiaries is result from the fair value adjustments of Ningxia photovoltaic subsidiaries' assets and liabilities arising from acquisition of Ningxia Energy in 2013.

*The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF BUSINESSES (Continued)

(b)	Loss control of Ningxia photovoltaic subsidiaries (Continued)

The details of the net assets of Ningxia photovoltaic subsidiaries are as follows:

Date of lost control

Net assets:
Cash and cash equivalents	189
Trade and notes receivables	47,619
Other current assets	166,377
Inventories	18,718
Property, plant and equipment (note 6)	387,324
Land use right (note 8(b))	114,330
Intangible assets (note 5)	3,954
Other non-current assets	8,432
Available-for-sale financial investments	5,686
Trade and notes payables	(290,441)
Other payables and accrued expenses	(215,198)
Deferred tax liabilities (note 11)	(36,389)
Other non-current liabilities	(61,123)
Net assets	149,478

Trade and notes receivable due from Ningxia photovoltaic subsidiaries	15,644
Other current amount due from Ningxia photovoltaic subsidiaries	1,435,802
Provision for trade and notes receivable due from Ningxia photovoltaic subsidiaries	(15,644)
Provision for other current assets due from Ningxia photovoltaic subsidiaries	(1,321,712)

Consideration	114,090

Release of unrealized gains or losses between Ningxia photovoltaic subsidiaries and the Group upon deconsolidation	16,515

Net loss on lost control of Ningxia photovoltaic subsidiaries	(18,873)

An analysis of the cash flows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries is as follows:

2015

Cash consideration paid	-
Less: cash and cash equivalents of Ningxia photovoltaic subsidiaries	189
Net outflows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries	(189)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	DISPOSAL OF BUSINESSES (Continued)

(c)     Disposed of the Environmental Protection Business

On June 29, 2016, each of the Lanzhou Branch and three subsidiaries, Baotou Aluminum Shandong Huayu and Ningxia Energy of the Company (collectively the "Sellers" and each a "Seller"), entered into a business transfer agreement with Aluminum SPC, pursuant to which the Sellers agreed to sell and Aluminum SPC agreed to acquire the environmental protection business. Aluminum SPC is a joint venture of the Company and SPC. The environmental protection business includes the environmental protection assets and relevant liabilities in relation to the desulfurization, denitration and dedusting of the coal fired generating units of the Sellers (collectively as "Environmental Protection Business"). The aggregate consideration of the business transfer agreements was RMB1,754 million, which was determined based on the valuation reports of the Environmental Protection Business on the valuation base date of March 31, 2016. As at December 31, 2016, all the cash consideration of disposal of environmental assets was received.

The Group disposed of the Environmental Protection Business with a carrying value of RMB1,183 million and recognized a disposal gain of RMB571 million in the period. The transaction was completed on June 30, 2016.
The details of the net assets disposed of are as follows:

June 30, 2016
Net assets disposed of：
Property, plant and equipment	1,187,802
Trade and notes payables	(2,042)
Accruals and other payables	(2,665)

1,183,095
Gain on disposal of the Environmental Protection Business	571,270

Cash consideration	1,754,365

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

41.	OTHER EQUITY INSTRUMENTS

On April 10, 2014, Chalco Hong Kong Investment Company Limited issued USD400 million senior perpetual securities with an initial distribution rate at 6.25% (the "2014 Senior Perpetual Securities"). The proceeds from issuance of the 2014 Senior Perpetual Securities after the issuance costs were USD398 million (equivalent to RMB2,462 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities have been made semi-annually on April 29, and October 29, in arrears from April 17, 2014 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2014. The 2014 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after April 17 ,2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After April 17 ,2017, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On October 27, 2015, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from issuance of the 2015 Perpetual Medium-term Notes is RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes have been made annually in arrears from October 29, 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group's option on  October 29,2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

41.	OTHER EQUITY INSTRUMENTS (Continued)

On October 31, 2016, Chalco Hong Kong Investment issued USD500 million senior perpetual securities with an initial distribution rate at 4.25% (the "2016 Senior Perpetual Securities"). The proceeds from issuance of the 2016 Senior Perpetual Securities after the issuance costs were USD498 million (equivalent to RMB3,374 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on April 29 and October 29 in arrears from November 7,2016 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after 7 November 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After November 7, 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms and conditions of the 2013 Senior Perpetual Securities, 2014 Senior Perpetual Securities, 2015 Perpetual Medium-term Notes and 2016 Senior Perpetual Securities, the Group has no contractual obligations to repay their principal or to pay any coupon distributions. Thus in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

42.	CONTINGENT LIABILITIES

As at December 31, 2015 and 2016, the Group had no significant contingent liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

43.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	December 31, 2015	December 31, 2016

Contracted, but not provided for	7,770,944	7,594,756

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at December 31, 2015 and 2016 pursuant to non-cancellable lease agreements entered into by the Group are summarized as follows:

	December 31, 2015	December 31, 2016

Within one year	561,028	515,276
In the second to fifth years, inclusive	2,167,718	1,925,606
After five years	15,088,512	13,096,017

	17,817,258	15,536,899

(c)	Other capital commitments

As at December 31, 2015 and 2016, commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	December 31, 2015	December 31, 2016

Associates	1,492,475	739,975
Joint ventures	244,800	278,664

	1,737,275	1,018,639

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2014, 2015 and 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

44.	EVENTS AFTER THE REPORTING PERIOD

1)
On March 13, 2017, the Group completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will be matured in March 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 4.30%.

2)
As approved by the board of directors of the Company on March 23, 2017, the Company proposed to acquire 40% equity interest in Chinalco Shanghai, at the consideration of approximately RMB1.409 billion, which will be determined in the transfer agreement. The transaction constitutes of a connected party transaction and is subject to the approval from independent shareholders.

3)
On March 27, 2017, the Company issued a redemption notice on Hong Kong Stock Exchange, announcing that its subsidiary Chalco Hong Kong Investment Company Limited will redeem its 2014 Senior Perpetual Securities on April 29, 2017 (the "Call Date"), in whole but not in part, at the principal amount of the securities together with any distribution accrued to such Call Date (including any arrears of distribution and any additional distribution amount).

45.	COMPARATIVE AMOUNTS

Certain comparative amounts have been revised as a result of the business combination under common control as disclosed in note 40.

46.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 18, 2017.