Form 20-F
ALUMINUM CORP OF CHINA LTD
filed 2018-04-19
CIK 1161611

As filed with Securities and Exchange Commission on April 19, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from __________ to __________

Commission file number 001-15264

(Exact name of Registrant as specified in its charter)
ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant’s name into English)

People’s Republic of China (Jurisdiction of incorporation or organization)

No. 62 North Xizhimen Street, Haidian District, Beijing

People’s Republic of China (100082)

(Address of principal executive offices)

Yu Dehui

No. 62 North Xizhimen Street, Haidian District, Beijing

People’s Republic of China (100082)

(86) 10 8229 8322

ir@chalco.com.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange, Inc.
Class H Ordinary Shares**

_______________________
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017:
Domestic Shares, par value RMB1.00 per share	10,959,832,268
H Shares, par value RMB1.00 per share	3,943,965,968

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No __

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __ No ✓

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ✓ No _

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ✓	Accelerated filer ___	Non-accelerated filer __	Emerging growth company __

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. __

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

2

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP __
International Financial Reporting Standards as issued by the International Accounting Standards Board ✓
Other __

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __ Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __ No ✓

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes __ No __

3

i

Forward-Looking Statements

Certain information contained in this annual report, which does not relate to historical information, may be deemed to constitute forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

•	future general economic conditions;
•	future conditions in the international and China capital markets;
•	future conditions in the financial and credit markets;
•	future prices and demand for our products;
•	future PRC tariff levels for alumina and primary aluminum;
•	sales of our products;
•	the extent and nature of, and potential for, future developments;
•	production, consumption and demand forecasts of bauxite, coal, alumina and primary aluminum;
•	expansion, consolidation or other trends in the primary aluminum industry;
•	the effectiveness of our cost-saving measures;
•	future expansion, investment and acquisition plans and capital expenditures;
•	our proposed asset restructuring;
•	competition;
•	changes in legislation, regulations and policies;
•	estimates of proven and probable bauxite reserves;
•	our research and development plans; and
•	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section headed “Item 3. Key Information - D. Risk Factors.”

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Certain Terms and Conventions

“Chalco,” “the Company,” “the Group,” “our Company,” “our Group,” “we,” “our” and “us” refer to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;

“A Shares” and “domestic shares” refer to our domestic ordinary shares, with a par value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“alumina-to-silica ratio” refers to the ratio of alumina to silica in bauxite by weight;

“aluminum fabrication” refers to the process of converting primary aluminum or recycled aluminum materials into plates, strips, bars, tubes and other fabricated products;

“Australian dollar” refers to the lawful currency of the Commonwealth of Australia;

“Baotou Aluminum” refers to Baotou Aluminum Company Limited, 74.33% of the equity interest of which is owned by us;

“bauxite” refers to a mineral ore that is principally composed of aluminum;

“Bayer process” refers to a refining process that employs a strong solution of caustic soda at an elevated temperature to extract alumina from ground bauxite;

“Bayer-sintering combined process” and “Bayer-sintering series process” refer to the two methods of refining process developed in China which involve the combined application of the Bayer process and the sintering process to extract alumina from bauxite;

“Board” refers to our board of directors;

“CBEX” refers to China Beijing Equity Exchange, an approved equity exchange for the transfer of state-owned assets;

“Chalco Energy” refers to Chalco Energy Co., Ltd., our wholly-owned subsidiary established under the PRC law;

“Chalco Hong Kong” refers to Chalco Hong Kong Limited, our wholly-owned subsidiary established under Hong Kong Law;

“Chalco Iron Ore” refers to Chalco Iron Ore Holding Limited, our subsidiary until December 2013 when we disposed of 65% of its equity interest to Chinalco;

“Chalco Liupanshui” refers to Chalco Liupanshui Hengtaihe Mining Co., Ltd., 49% of the equity interest of which is owned by us;

“Chalco Mining” refers to Chalco Mining Co., Ltd., 18.86% of the equity interest of which is owned by us;

“Chalco Nanhai” refers to Chalco Nanhai Alloy Company, our wholly-owned subsidiary established under the PRC law;

“Chalco Ruimin” refers to Chalco Ruimin Company Limited, our subsidiary until June 2013 when we disposed of 93.30% of its equity interest to Chinalco;

“Chalco Shandong” refers to Chalco Shandong Co., Ltd., 69.20% of the equity interest of which is owned by us;

“Chalco Shanghai” or “Chinalco Shanghai” refers to Chalco Shanghai Company Limited, our wholly-owned subsidiary established under the PRC law;

“Chalco Southwest Aluminum” refers to Chalco Southwest Aluminum Company Limited, our subsidiary until June 2013 when we disposed of 60% of its equity interest to Chinalco;

“Chalco Southwest Aluminum Cold Rolling” refers to Chalco Southwest Aluminum Cold Rolling Company Limited, our wholly-owned subsidiary until June 2013 when we disposed of its entire equity interest to Chinalco;

“Chalco Trading” refers to China Aluminum International Trading Co., Ltd., our wholly-owned subsidiary established under the PRC law;

“Chalco Xing County Alumina Project” refers to the Bayer process production system and ancillary facilities at Xing County, Lv Liang City of Shanxi Province with production capacity of 800,000 tonnes of metallurgical grade alumina per year;

“Chalco Zhongzhou” refers to Chalco Zhongzhou Aluminum Co., Ltd., 63.10% of the equity interest of which is owned by us;

“China” and the “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;

“China United Assets Appraisal” refers to China United Assets Appraisal Group Co., Ltd., a PRC qualified valuer;

“Chinalco” and “Chinalco Group” refer to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

“Chinalco Finance” refers to Chinalco Finance Co., Ltd.;

“CSRC” refers to China Securities Regulatory Commission;

“Dongdong Coal” refers to Shaanxi Chengcheng Dongdong Coal Co., Ltd., 45% of the equity interest of which is owned by us;

“Energy-Saving and Emission Reduction Goals” refers to the energy-saving and emission reduction goals set out in China’s 13th Five-Year Plan for National Economic and Social Development laid out in 2016, in accordance with which China expects to, by the end of 2020, reduce its per unit GDP energy consumption by 15% compared with the 2015 level;

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

“Euro” refers to the lawful currency of the Eurozone;

“Fushun Aluminum” refers to Fushun Aluminum Company Limited, our wholly-owned subsidiary established under the PRC law;

“Gansu Hualu” refers to Gansu Hualu Aluminum Company Limited, 51% of the equity interest of which is owned by us;

“Gansu Huayang” refers to Gansu Huayang Mining Development Company Limited, 70% of the equity interest of which is owned by us;

“Guangxi Investment” refers to Guangxi Investment (Group) Co., Ltd., formerly known as Guangxi Development and Investment Co., Ltd., a PRC state-owned enterprise;

“Guizhou Development” refers to Guizhou Provincial Materials Development and Investment Corporation, a PRC state-owned enterprise and one of our promoters and shareholders;

“Guizhou Huajin” refers to Guizhou Huajin Aluminum Co., Ltd., 60% of the equity interest of which is owned by us;

“Guizhou Yuneng” refers to Guizhou Yuneng Mining Co., Ltd., 25% of the equity interest of which is owned by us;

“H Shares” refers to overseas listed foreign shares with a par value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Henan Aluminum” refers to Chalco Henan Aluminum Company Limited, our subsidiary until June 2013 when we disposed of 90.03% of its equity interest to Chinalco;

“HK$” and “HK dollars” refer to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

“Huaxi Aluminum” refers to Huaxi Aluminum Company Limited, our subsidiary until June 2013 when we disposed of 56.86% of its equity interest to Chinalco;

“Inner Mongolia Huayun” refers to Inner Mongolia Huayun New Materials Co., Ltd., a subsidiary of Baotou Aluminum;

“Japanese Yen” refers to the lawful currency of Japan;

“Jiaozuo Wanfang” refers to Jiaozuo Wanfang Aluminum Manufacturing Co. Ltd.;

“Ka” refers to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equaling 1,000 amperes;

“kWh” refers to kilowatt-hours, a unit of electrical power, meaning one kilowatt of power for one hour;

“Lanzhou Aluminum” refers to Lanzhou Aluminum Co., Ltd., our wholly-owned subsidiary from April 2007 until July 2007 when it was divided into two wholly-owned entities: Lanzhou branch and Northwest Aluminum;

“Liancheng branch” refers to our wholly-owned branch, which was formerly known as Lanzhou Liancheng Longxing Aluminum Company Limited, before we acquired 100% of its equity interest;

“Listing Rules” and “Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended;

“LME” refers to the London Metal Exchange Limited;

“MIIT” refers to Ministry of Industry and Information Technology of the PRC;

v

“Nanchu” refers to ENanchu (http://www.enanchu.com/), an nonferrous metal-related portal site in PRC;

“NDRC” refers to China National Development and Reform Commission;

“Ningxia Energy” refers to China Aluminum Ningxia Energy Group Co., Ltd., formerly known as Ningxia Electric Power Group Co., Ltd., before we acquired 70.82% of its equity interest in January 2013;

“Northwest Aluminum” refers to Northwest Aluminum Fabrication Branch, our wholly-owned branch until June 2013 when we disposed of all its assets to a subsidiary of Chinalco;

“NYSE” and “New York Stock Exchange” refer to the New York Stock Exchange Inc.;

“ore-dressing Bayer process” refers to a refining process we developed to increase the alumina-to-silica ratio of bauxite;

“Qingdao Light Metal” refers to Chalco Qingdao Light Metal Company Limited, our wholly-owned subsidiary until June 2013 when we disposed of its entire equity interest to Chinalco. In December 2017, we acquired 100% of the equity interest in Qingdao Light Metal through Chalco Shandong at a consideration of RMB300.4 million to further our prospective strategic layout on secondary aluminum;

“Qinghai Energy” refers to Qinghai Province Energy Development (Group) Co., Ltd., 21% of the equity interest of which is owned by us;

“refining” refers to the chemical process used to produce alumina from bauxite;

“Rio Tinto” refers to Rio Tinto plc, a company incorporated in England and Wales, the shares of which are listed on the London Stock Exchange and the New York Stock Exchange;

“RMB” and “Renminbi” refer to the lawful currency of the PRC;

“SASAC” refers to State-owned Assets Supervision and Administration Commission of the State Council of China;

“SEC” refers to the U.S. Securities and Exchange Commission;

“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

“Shandong Huayu” refers to Shandong Huayu Alloy Material Co., Ltd., 55% of the equity interest of which is owned by us;

“Shanxi Jiexiu” refers to Shanxi Jiexiu Xinyugou Coal Industry Co., Ltd., 34% of the equity interest of which is owned by us;

“Shanxi Huasheng” refers to Shanxi Huasheng Aluminum Company Limited, 51% of the equity interest of which is owned by us;

“Shanxi Huaxing” refers to Shanxi Huaxing Aluminum Co., Ltd., formerly a wholly-owned subsidiary of our Group. We disposed of 50% of the equity interest in Shanxi Huaxing in 2015, and as a result Shanxi Huaxing has become our joint venture in accordance with relevant accounting standards;

“Shanxi New Material” or “Shanxi Huaze” refers to Chalco Shanxi New Material Co., Ltd., formerly known as Shanxi Huaze Aluminum and Power Co., Limited, 85.98% of the equity interest of which is owned by us;

“Shanxi Other Mines” refers to the seven mines to which we entrusted another party to conduct mining activities, including Changjialing mine (with Shangtan mine consolidated), Guxian mine (with Jindui mine consolidated), Loufan mine (with Shicao mine consolidated), Nanpo mine, Xishan mine, Niucaogou mine and Xiwupu mine in Shanxi Province;

“SHFE” refers to the Shanghai Futures Exchange;

“Simandou Project” refers to the project to develop and operate the Simandou iron ore mine located in Guinea in West Africa as further described in the Simandou joint development agreement dated July 29, 2010, entered into among Rio Tinto, Rio Tinto Iron Ore Atlantic Limited and us for the purpose of development of the Simandou Project;

“sintering process” refers to a refining process employed to extract alumina from bauxite by mixing ground bauxite with supplemental materials and burning the mixture in a coal-fired kiln;

“smelting” refers to the electrolytic process used to produce molten aluminum from alumina;

“tonne” refers to the metric ton, a unit of weight, that is equivalent to 1,000 kilograms or 2,204.6 pounds;

“US$,” “dollars” and “U.S. dollars” refer to the lawful currency of the United States;

“Xinghua Technology” refers to Chinalco Shanxi Jiaokou Xinghua Technology Ltd., 66% of the equity interest of which is owned by us;

“Yangtze” refers to the Shanghai Changjiang Nonferrous Metals Spot Market;

“Zhangze Electric Power” refers to Shanxi Zhangze Electric Power Co., Ltd., which owns 14.02% of equity interest in Shanxi New Material;

“Zhengzhou Institute” refers to Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd., our wholly-owned subsidiary, which primarily provides research and development services;

“Zunyi Alumina” refers to Chalco Zunyi Alumina Co., Ltd., 73.28% of the equity interest of which is owned by us; and

“Zunyi Aluminum” refers to Zunyi Aluminum Co., Ltd., 62.10% of the equity interest of which is owned by us.

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.5063 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information - A. Selected Financial Data - Exchange Rate Information” for historical exchange rates between Renminbi and U.S. dollar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

Historical Financial Information

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2016 and 2017, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2013, 2014 and 2015 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2013 and 2014 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

We disposed of substantially all of our aluminum fabrication operations to Chinalco in June 2013. As a result, the operating results of our aluminum fabrication segment were presented as a discontinued operation in our consolidated statement of comprehensive income for the year ended December 31, 2013. As the business combination under common control incurred in the years ended December 31, 2015, 2016 and 2017, the comparative financial data for the years ended December 31, 2013, 2014, 2015 and 2016 are revised to reflect the business combination under common control.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Revenue	169,941,495	142,244,119	123,667,667	144,228,916	180,080,750	27,677,904
Continuing Operations
Cost of sales	(167,201,987)	(141,617,985)	(121,172,307)	(133,674,345)	(165,675,021)	(25,463,784)
Gross profit	2,739,508	626,134	2,495,360	10,554,571	14,405,729	2,214,120
Selling and distribution expenses	(1,878,719)	(1,770,459)	(1,787,815)	(2,069,430)	(2,342,484)	(360,033)
General and administrative expenses	(2,959,390)	(4,854,547)	(2,358,789)	(3,360,710)	(4,568,246)	(702,127)
Research and development expenses	(193,620)	(293,766)	(168,870)	(168,862)	(494,590)	(76,017)
Impairment loss on property, plant and equipment	(501,159)	(5,679,521)	(10,011)	(57,080)	(15,632)	(2,403)
Other income	805,882	832,239	1,787,774	745,269	342,171	52,591
Other gains, net	7,399,252	356,045	5,023,553	166,383	319,996	49,182
Operating profit/(losses) from continuing operations	5,411,754	(10,783,875)	4,981,202	5,810,141	7,646,944	1,175,313
Finance costs, net	(5,278,318)	(5,705,117)	(5,167,030)	(4,204,179)	(4,483,630)	(689,121)
Operating profit/(loss) from continuing operations less finance costs	133,436	(16,488,992)	(185,828)	1,605,962	3,163,314	486,192
Share of profits and losses of joint ventures	148,749	89,510	23,238	(95,508)	8,151	1,253
Share of profits and losses of associates	511,869	350,575	284,531	115,091	(165,249)	(25,398)
Profit/(loss) before income tax from continuing operations	794,054	(16,048,907)	121,941	1,625,545	3,006,216	462,047
Income tax (expense)/benefit from continuing operations	(339,551)	(1,076,973)	225,961	(404,172)	(642,267)	(98,715)
Profit/(loss) for the year from continuing operations	454,503	(17,125,880)	347,902	1,221,373	2,363,949	363,332

	For the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Profit/(loss) per share from continuing operations	0.05	(1.20)	0.01	0.02	0.09	0.0138
Discontinued operation (loss)/profit for the year from discontinued operation	228,334	—	—	—	—	—
Profit/(loss) for the year	682,837	(17,125,880)	347,902	1,221,373	2,363,949	363,332
Profit/(loss) attributable to:
Owners of the parent	907,249	(16,293,309)	129,511	368,412	1,378,435	211,862
Non-controlling interests	(224,412)	(832,571)	218,391	852,961	985,514	151,471
Dividends	—	—	—	—	—	—
Basic and diluted earnings/(loss) per share	0.07	(1.20)	0.01	0.02	0.09	0.0138
Earnings/(loss) per ADS	1.68	(30.12)	0.22	0.43	2.13	0.3270
Dividends (expressed in RMB and US$ per share and per ADS)
Final dividends per share	—	—	—	—	—	—
Final dividends per ADS	—	—	—	—	—	—
Proposed dividends per share	—	—	—	—	—	—
Proposed dividends per ADS	—	—	—	—	—	—

	As of December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Consolidated Statements of Financial Position Data
Total current assets	63,487,130	63,725,469	64,489,886	66,486,679	68,349,306	10,505,096
Total non-current assets	138,281,995	131,498,619	127,930,459	124,024,763	131,797,310	20,256,876
Total assets	201,769,125	195,224,088	192,420,345	190,511,442	200,146,616	30,761,972
Total current liabilities	97,295,050	105,020,284	82,128,972	83,179,841	89,976,902	13,829,197
Total non-current liabilities	49,092,354	48,839,310	58,357,586	51,544,793	44,655,835	6,863,476
Total liabilities	146,387,404	153,859,594	140,486,558	134,724,634	134,632,737	20,692,673
Net assets	55,381,721	41,364,494	51,933,787	55,786,808	65,513,879	10,069,299
Long-term interest bearing loans and borrowings (excluding current portion)	46,294,828	44,774,211	54,000,874	47,322,748	40,289,703	6,192,414
Capital stock	13,524,488	13,524,488	14,903,798	14,903,798	14,903,798	2,290,672

	For the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
OTHER FINANCIAL DATA
Net cash flows generated from operating activities	8,298,677	13,729,139	7,317,746	11,530,400	13,127,777	2,017,702
Net cash flows (used in)/generated from investing activities	(8,530,126)	(5,140,277)	2,392,555	(4,998,596)	(7,133,382)	(1,096,381)
Net cash flows generated from/(used in) financing activities	2,533,315	(3,805,258)	(5,448,013)	(3,671,920)	(1,835,878)	(282,169)
Net increase in cash and cash equivalents	2,301,866	4,833,604	4,262,288	2,859,884	4,158,517	639,152

Exchange Rate Information

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve H.10 Statistical Release. On April 13, 2018, the exchange rate for Renminbi was US$1.00 = RMB6.2725.

Period	Period End	Average(1)	High	Low
		(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7569	6.9575	6.4773
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13, 2018)	6.2725	6.2889	6.3045	6.2655

(1)	Annual average is calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business is vulnerable to downturns in the general economy and industries in which we operate or which we serve. A significant reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products depends on the general economy and level of activity and growth in the industries where we operate or serve. Adverse development in economic and market conditions, such as a significant economic downturn or a downturn in the commodity sector or the financial markets, could have a material adverse effect on our business and financial condition and results of operations. Development of the relevant industries is subject to various factors, including but not limited to market fluctuations of prices of commodities, general political or economic conditions, technology development, government regulations and investment plans and fluctuation in domestic and global production capacity, many of which are beyond our control.

We are unable to predict cycles of the global and domestic economies. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, unemployment, consumer confidence, declining asset values, capital market volatility and liquidity issues have created difficult operating conditions for us in the past and may continue to do so in the future. Furthermore, the PRC government has, from time to time, adjusted its monetary, fiscal and other policies and measures to manage the rate of growth of the economy or the overheating and overcapacity in certain industries or markets. As a result, the global and domestic economic conditions or any particular industry in which we operate or which we serve may grow at a lower-than-expected rate or even experience a downturn. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

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

We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. We may not be able to effectively respond to a sudden fluctuation in alumina or primary aluminum prices. For example, due to the general slowdown of the global economy and overcapacity of global aluminum industry beginning in 2015, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME declined in 2015 to a high of US$354.5 per tonne and a low of US$200 per tonne and a high of US$1,959.1 per tonne and a low of US$1,423.5 per tonne, respectively, and further declined in 2016 to US$350.5 per tonne and a low of US$197.0 per tonne and a high of US$1,778 per tonne and a low of US$1,449 per tonne, respectively. However, due to global economic recovery and adjustment of production capacity in the PRC primary aluminum industry as a result of the supply-side structural reform carried out by the PRC government, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME increased in 2017 to a high of US$484 per tonne and a low of US$272 per tonne and a high of US$2,256 per tonne and a low of US$1,700 per tonne, respectively. As a result, the average external selling prices for our self-produced alumina and primary aluminum were RMB2,875 per tonne and RMB14,629 per tonne respectively in 2017, which increased by approximately 43% and 20%, respectively, as compared to the prices in 2016. There is no assurance that there will not be any further fluctuations in prices of our key products, including alumina and primary aluminum, which may materially and adversely affect our business, financial condition and results of operations.

In addition, since our profit margin for trading non-ferrous metal products and coal products is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. If market price fluctuations on the market do not match our prediction, we may incur substantial losses. In addition, as we generate profit from the differences between the purchase and sales prices of the non-ferrous metal products and the coal products we deal in, significant fluctuations in these prices may cause the value of the outsourced products in transit or in inventory to decline, and if the carrying value of our existing inventories exceeds the market price in the future periods, we may need to make additional provisions for our inventories’ value. As a result, any significant fluctuation in international market prices for these commodities could materially and adversely affect our business, financial condition and results of operations.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms.

Our plans to upgrade and expand our production capacity will require substantial capital expenditures. See “Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion” and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures and Capital Commitments.” We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements.

We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, including our credit ratings. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. Although we were profitable in the recent period including 2015, 2016 and 2017, we recorded a net loss of approximately RMB17.1 billion in 2014, and we could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could adversely affect our business and prospects.

Our historical results may not be indicative of our future prospects.

In the past few years, we have entered into a new business segment and streamlined our existing business to focus on the productions of alumina and primary aluminum. For instance, in 2013, we acquired an aggregate of 70.82% of the equity interest in Ningxia Energy, an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. After the acquisition of Ningxia Energy, we established an energy segment in January 2013 to include (i) operations of Ningxia Energy and (ii) our other energy related operations that were formerly included in our corporate and other operating segment. In November 2015, we acquired relevant assets and liabilities of High-Purity Aluminum Plant and Light Metal Material Plant of Baotou Aluminum Group. Baotou Aluminum Group is a subsidiary of Chinalco. In addition, in line with our development strategy to focus on the development of our core business in alumina and primary aluminum production, where we have an established leading market positions, and to reduce future capital expenditures on iron ore development, improve asset-to-debt ratio and generate expected cash flows, we disposed of our 65% equity interest in Chalco Iron Ore to a wholly-owned subsidiary of Chinalco on December 26, 2013. In December 2015, we transferred a 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary of our Company, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. Pursuant to a resolution passed at the 2015 second general meeting of the Company held on December 29, 2015, the proceeds raised from the disposal of the equity interests in Shanxi Huaxing would be used for permanent replenishment of liquidity required for the operation of the Company. In May 2017, we and Chinalco entered into an equity transfer agreement pursuant to which we have agreed to acquire Chinalco’s 40% equity interests in Chinalco Shanghai, which primarily engages in trading and management of engineering projects, to implement our strategic layout and business development plan. Chinalco Shanghai became our wholly-owned subsidiary upon completion of the transfer. For further details, please see “Item 4. Information on the Company - A. History and Development of the Company.”

There is no assurance that we will enter into a new business segment or continue to streamline our existing business as we have done so in the past. In addition, we cannot assure you that the benefit of entering into a new business segment or streamlining our existing business will be fully realized as expected or at all. As a result, our historical results may not be indicative of our future prospects and results of operations.

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

Any significant difficulty in meeting the foregoing or similar requirements could delay or otherwise constrain our ability to implement our expansion plans, or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

Furthermore, there is no assurance that we will be able to identify attractive acquisition targets, obtain favorable deal terms in any acquisition, secure applicable governmental approvals for any proposed investments, accurately estimate the mineral resources and reserves of these acquisition targets or obtain the necessary funding to complete such acquisitions on commercially acceptable terms or at all. Acquisitions may result in the incurrence and inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the acquired businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operations. In particular, if any of the acquired businesses fail to perform as we expect, we may be required to recognize a significant impairment charge, which may materially and adversely affect our business, financial condition and results of operations. As a result, there can be no assurance that we will be able to achieve the strategic purpose of any acquisition, the desired level of operational integration or our investment return target.

Our joint ventures and strategic investment may not be successful.

We may from time to time enter into joint ventures or make strategic investment to grow our business and operations. For example, since 2010, we have participated in joint ventures and strategic investment in coal mining, in line with our development strategy to diversify our product offering and partially offset our future energy costs, as well as supply a portion of the coal we consume in our operations. In addition, we have acted as joint venture partner or strategic investor in certain projects which engage in primary aluminum, aluminum alloy and light alloy manufacturing to diversify our product offering, strategically position ourselves along the industrial chain and facilitate our enterprise transformation and upgrade. For further details of these projects, please see “Item 4. Information on the Company - D. Property, Plants and Equipment – Our Expansion.”

We have non-controlling interests in a number of joint ventures. Although we have not been materially constrained by the nature of our ownership interests, no assurance can be given that our joint venture partners will not exercise their power of veto or their controlling influence in any of our joint ventures in a way that will hinder our corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these joint ventures. In addition, whether or not we hold majority interests or maintain operational control in such joint ventures, such arrangements necessarily involve special risks and our joint venture partners may:

•	have economic or business interests or goals that are inconsistent with or opposed to ours;
•	exercise veto rights so as to block actions that we believe to be in our or the joint venture’s best interests;
•	take action contrary to our policies or objectives with respect to the investments; or
•	as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture, other agreements, such as contributing capital to expansion or maintenance projects.

In addition, our joint ventures which operate coal mines were facing increasing risks in recent years. Due to more stringent regulations on environmental protection, imbalances between supply and demand in the coal market and level of inventory, coal prices declined in 2015. In the first half of 2016, the coal prices continued their downward trend and reached their lowest point in August 2016. The coal prices then rebounded after August 2016 as a result of the PRC government’s policy of cutting excessive coal production capacity as well as decrease in hydroelectricity and increase in transportation costs. The coal prices in 2017, with seasonal fluctuations, were generally higher than the prices in 2016. However, we cannot assure you the coal price will continue to increase or maintain at the current price level in the future. If coal prices decrease in the future, the business, financial condition and results of operations of these joint ventures which operate coal mines may be adversely affected.

We are implementing the proposed asset restructuring, the finalization of which is still subject to uncertainty.

We are in the process of implementing the proposed asset restructuring. On December 4, 2017, we entered into certain investment and debt conversion agreements with several investors (the “Restructuring Investors”). Pursuant to these agreements, in December 2017, certain of the Restructuring Investors made cash contributions to our subsidiaries, Chalco Shandong, Chalco Zhongzhou, Baotou Aluminum and Chalco Mining (together the “Target Subsidiaries”), while the principal of loans owed by Chalco Mining to some of the Restructuring Investors prior to signing of the investment and debt conversion agreements was converted into equity interest in Chalco Mining held by these investors. Subsequently, on January 31, 2018, we entered into equity purchase agreements with the Restructuring Investors pursuant to which we have agreed to purchase all their equity interest in the Target Subsidiaries with consideration in the form of our A shares to be issued to the Restructuring Investors. Cash contributions received from the investors have been used by us for the repayment of loans. The proposed asset restructuring has helped reduce the gearing ratios of these subsidiaries and the Group as a whole.

The completion of the issuance of additional A Shares to these investors is still conditioned upon various factors, including the approval by SASAC and CSRC, and the general and class approvals by shareholders of the Company. Please refer to “Item 4. Information on the Company - A. History and Development of the Company – Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for further details.

There is no assurance as to whether and when these approvals will be obtained, or whether the asset restructuring can be completed without undue delays or at all. In addition, we may continue to incur high gearing ratios in the future and our exposure to liquidity risk may restrict our ability to make capital expenditure or develop business opportunities in the future, which may adversely affect our results of operations and financial positions.

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

Since 2013, we have implemented flexible production arrangements from time to time for certain alumina and primary aluminum production facilities in response to prevailing market conditions. In February 2017, the PRC government issued the 2017 Working Plan of Air Pollution Prevention and Control for Beijing-Tianjin-Hebei and Surrounding Areas to improve regional air quality and strengthen air pollution control in the winter heating season. Accordingly, the output of and the utilization rates of production facilities at Chalco Shandong, Chalco Mining and Chalco Zhongzhou in the winter heating season have been reduced. In addition, we may increase our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases will reduce our utilization of certain production facilities, but may not result in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment.

If we fail to maintain optimal utilization rates and spread fixed costs over a high volume of output units, our gross and operating margins may be adversely affected.

We may be required to record impairment charges in the future.

If business conditions deteriorate, long lived assets need to be reviewed for possible impairment. Impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. In 2015 and 2016, we recorded impairment loss of property, plant and equipment of RMB10.0 million and RMB57.1 million, respectively. In 2017, we recorded impairment loss of property, plant and equipment of RMB15.6 million and impairment losses of intangible assets of RMB8.1 million. We cannot guarantee that we will not incur any impairment loss or our impairment loss will not increase in the future due to various reasons including, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base and material adverse changes in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.

Our operations consume substantial amounts of electricity, and our profitability may decline if electricity costs rise or if our electricity supplies are interrupted.

Our operations consume substantial amounts of electricity. Although we generally expect to meet the electricity consumption requirements for our alumina refineries and primary aluminum smelters from a combination of internal and external sources, our results of operations may be materially and adversely affected by any significant increase in electricity costs or interruptions in electricity supply.

Cost of electricity is the principal production cost in our primary aluminum operations. The price of electricity sold by grid operators is set by the PRC government. In recent years, the PRC government has implemented various rules and measures in relation to the electricity system reform. Pursuant to these rules, we have been authorized to purchase electricity we consume directly from electric power plants at negotiated prices, which have been lower than the price of electricity purchased from grid operators. However, due to the increase of coal price in 2017 which has resulted in a general increase of price of electricity in the same period, our average electricity cost per kWh of our primary aluminum smelters still increased by approximately 21% in 2017 from the level in 2016. There is no assurance that the PRC government will not introduce further changes to these rules and measures from time to time which may affect the price of electricity and increase our average electricity cost, or that other factors beyond our control will not result in any increase in the price of electricity. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.

In addition, interruptions in the supply of electricity can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of electricity, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. In the past, various regions across China experienced shortages and disruptions in electricity supply, especially during peak demand summer season or under severe weather conditions. We cannot assure you that our operations will not suffer from shortages or disruptions in electricity supply, the occurrence of which could have a material adverse impact on our business, financial condition and results of operations.

Our operations consume substantial amounts of coal, and our operations may be adversely affected if we are not able to procure sufficient coal or if coal prices rise significantly.

We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. In addition, our average purchase price per unit tonne of thermal coal used in our alumina production increased by approximately 42% in 2017 from the level in 2016. If we are unable to pass on increases in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

Our business and industry may be affected by the development of alternative energy sources and climate change.

Our operations consume substantial amounts of coal. Coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in “green” energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential impacts of climate change. These regulatory mechanisms may impact our operations directly or indirectly through our customers or supply chain. We may have to increase our capital expenditures in order to comply with such revised or new legislation or regulations, and may realize changes to profit or loss arising from increased or decreased demand for our products and indirectly, from changes in costs of goods sold, which may adversely affect our results of operations and financial condition.

In addition, we have invested in coal mining operations. Although revenues attributable to our energy segment accounted for only approximately 3.2% of our total revenues in 2017 (after elimination of inter-segment sales), we might still be affected by the growth of the PRC thermal power industry, which relies on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources, climate change and global environmental factors. In particular, pursuant to China’s 13th Five-Year Plan for Environmental Protection, the PRC government plans to continue to encourage the development of alternative energy sources, such as wind power, solar power, biomass and geothermal energy, from 2016 to 2020. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced. Such reduction in demand for coal could have a material adverse effect on the coal mining industry and, consequently, negatively affect our business, results of operations and financial condition.

We may not be able to continue competing successfully in the markets in which we operate.

In 2017, we sold all of our self-produced alumina and primary aluminum to domestic customers. Our alumina (with chemical alumina products included) and primary aluminum production represented approximately 20.5% and 9.8%, respectively, of total domestic production in China in 2017. We face competition from both domestic and international alumina and primary aluminum producers. Our principal competitors are major domestic refineries and smelters. These producers compete with our alumina and primary aluminum operations on the basis of product cost, quality and pricing. In addition, we face increasing competition from international alumina and primary aluminum suppliers as a result of the elimination of tariffs on imports of primary aluminum and alumina into China. See “Item 4. Information on the Company - B. Business Overview - Competition” for further details.

Increasing competition in our product markets may reduce our selling prices or sales volumes, which will have a material adverse effect on our financial condition and results of operations. If we are unable to price our products competitively, maintain or increase our current share of China’s alumina and primary aluminum markets or otherwise maintain our competitiveness, our financial condition, results of operations and profitability could be materially and adversely affected.

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

Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from our mines and external suppliers. See “Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply.” The extents to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. The supply of bauxite could be affected by various factors, including geographic conditions of bauxite mines, government policies, market prices and competition, many of which are beyond our control. We rely on overseas suppliers to obtain a portion of bauxite we use for production. Indonesia used to be a major source of our imported bauxite. As a result of the ban imposed by the Government of Indonesia on the exportation of unprocessed bauxite and nickel, since January 2014, we have not been able to export the bauxite produced by our bauxite mines in Indonesia for the use of our alumina refineries in China, and our operation of bauxite mining in Indonesia has been suspended since September 2014. See “Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina – Own Mines” for more details of our bauxite mines in Indonesia. If we exhaust our stockpiles or our procurement of bauxite from external suppliers are interrupted for any reasons, and cannot find an alternative source of bauxite at competitive prices, our financial condition, results of operations and profitability could be adversely affected.

In addition, our results of operations can be affected by increases in the cost of other raw materials and other key inputs such as energy. If we cannot obtain a steady supply of key raw materials at competitive prices, our financial condition and results of operations could be materially and adversely affected.

Any transportation interruption or any material increase in our transportation costs could have a material adverse effect on our business, financial condition and results of operations.

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

The bauxite reserve data based on which we prepare our production and expenditure plans are only estimates that we have developed internally and may prove to be inaccurate. There are numerous uncertainties inherent in estimating quantities and qualities of reserves, including many factors beyond our control. If these estimates are inaccurate or the indicated tonnages are not recovered, our business, financial condition, and results of operations may be materially and adversely affected.

Our mining operations have limited mine lives and eventual closure of these operations will entail costs and risks regarding ongoing monitoring, rehabilitation and compliance with environmental standards.

Our existing mining operations in the PRC and overseas have limited mine lives and will eventually be depleted. We need to perform certain procedures to remedy and rehabilitate the environmental and social impact that our mining operations have had on local communities and the environment. Remediation, rehabilitation, closure and removal of our facilities will incur various costs and are subject to various risks. The key costs and risks for mine closures include, among others, (i) long-term management of permanent engineered structures and acid rock drainage; (ii) closure in accordance with local or international environmental standards; (iii) orderly retrenchment of employees and third-party contractors; and (iv) orderly transfer of the site, its associated permanent structures and community development infrastructure and programmes to new owners. There is no assurance that such closure of mines will be successful and without delays or additional costs, in which case we may be subject to increased costs, penalties or other legal or administrative actions, damages to reputation, or even suspension and cancellation of mining permits, the occurrence of which would cause a material adverse effect on our business, financial condition and results of operations.

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

Our indebtedness could adversely affect our business, financial condition and results of operations.

We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2017, we had approximately RMB62.8 billion in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB40.3 billion in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). Please see Note 19 to our audited consolidated financial statements for more detailed information about our borrowings. This level of debt could have significant consequences on our operations, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our debt and credit facilities should we be unable to obtain extensions for any such debt or credit facilities before they mature. Please see “Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for maturities of our outstanding long-term borrowings;
•	reducing the availability of cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
•	exposing us to interest rates fluctuations on our borrowings and the risk of being unable to rollover, extend or refinance our borrowings as necessary;
•	potentially increasing the cost of additional financing and making it more difficult for us to conduct equity financings in the capital markets or obtain government approvals to seek additional financing; and
•	putting pressure on our ADS price due to concerns of our ability to repay our debt.

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

The instruments governing our senior debt contain a number of significant financial and other covenants that restrict our ability to raise further debt, take certain corporate actions and pay dividends.

We completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities and US$500 million in aggregate principal amount of 4.25% senior perpetual capital securities (altogether, the “Securities”) in October 2013 and November 2016, respectively, through Chalco Hong Kong Investment Company Limited (the “Bond Issuer”) with guarantees to the repayment obligations of the Securities provided by Chalco Hong Kong and its certain subsidiaries (the “Subsidiary Guarantors”). Please refer to “Item 4. Information on the Company - A. History and Development of the Company - Senior Perpetual Capital Securities Offering” for further details.

The indentures governing the Securities contain a number of significant financial and other covenants. Such covenants restrict, subject to certain exceptions, among other things, our and our subsidiaries’ ability to create, or have outstanding, any security interest upon our or our subsidiaries’ present or future undertaking, assets or revenues to secure any indebtedness which is in the form of bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market (“Relevant Indebtedness”) which is issued outside the PRC, our ability to create or have any Relevant Indebtedness which is issued outside the PRC, our ability to create or have outstanding any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and the Bond Issuer’s, Subsidiary Guarantors’ and their respective subsidiaries’ ability to create, or have outstanding, any security interest upon their present or future undertaking, assets or revenues to secure any Relevant Indebtedness or any guarantee or indemnity in respect of any Relevant Indebtedness or to sell or otherwise dispose of capital stock held or controlled by it in any direct or indirect subsidiary of Chalco Hong Kong which is not a Subsidiary Guarantor. These covenants restrict our ability to raise additional funds in the future through issuing Relevant Indebtedness which is issued outside the PRC or creating or having any guarantee or indemnity in respect of any Relevant Indebtedness which is issued outside the PRC and may restrict our ability to engage in some transactions that we expect to be of benefit to us.

The Securities are guaranteed by Chalco Hong Kong and its certain subsidiaries. A breach of any of the covenants in the indenture governing the Securities could result in redemption of the Securities at our discretion or an increase of coupon rate if we do not redeem the Securities upon a breach of such covenants. If we default under the Securities in the future, the holders may enforce their claims against the guarantors to satisfy our obligations to them. In addition, such default may result in a default and acceleration of our senior debt and the holders of our senior debt could gain ownership of the capital stock of certain of our wholly owned subsidiaries (if such capital stock is pledged for such senior debt) and/or enforce their claims against the assets of the guarantors (if guarantee is provided for such senior debt). Consequently, we could lose control or ownership of certain of our assets and operations of these subsidiary guarantors or pledgers.

In addition to the Securities, our Company issued RMB2,000 million in aggregate principal amount of 5.50% perpetual medium-term notes (the “2015 Perpetual Medium-term Notes”) in China. Pursuant to the terms of the 2015 Perpetual Medium-term Notes, while any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company. Therefore, our ability to pay dividends in respect of our ordinary shares and the ADSs may be limited under certain circumstances.

The interests of our controlling shareholder who exerts significant influence over us may conflict with ours.

As of December 31, 2017, our largest shareholder, Chinalco, directly owned 32.81% of our issued share capital and indirectly owned an additional 1.96% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

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

As we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina refineries and primary aluminum smelters, we are subject to, and incur costs to comply with, environmental laws and regulations.

Given the magnitude, complexity and continuous amendments to these laws and regulations, compliance therewith may be onerous or may involve substantial financial and other resources to establish efficient compliance and monitoring systems. The liabilities, costs, obligations and requirements associated with these laws and regulations may therefore be substantial and may delay the commencement of, or cause interruptions to, our operations. Non-compliance with the relevant laws and regulations applicable to our operations may even result in substantial penalties or fines, suspension or revocation of our relevant licenses or permits, termination of government contracts or suspension of our operations. For example, in November 2017, our Lanzhou branch received an administrative penalty of RMB100,000 from Lanzhou Municipal Environmental Protection Bureau due to the fact that our Lanzhou branch did not conduct the application registration for storage of residues generated from overhaul of electrobath according to relevant requirements. We paid such penalty in full in November 2017. In December 2017, the Ministry of Environmental Protection of China posted on its website request for our Lanzhou branch to complete the rectification process by March 31, 2018. We started the rectification process in December 2017 and completed as requested through a series of measures, including, among others, relocation of the non-compliantly-stowed overhaul residues to plants in compliance with applicable requirements, construction at our Lanzhou branch of a production line with environmentally-sound treatment of overhaul residues which began operation in March 2018, restoration of the sites previously used to store overhaul residue by Lanzhou branch and improving internal management measures on solid waste treatment by including more stringent requirements.

We cannot assure you that the similar events would not occur in the future, if such incidents were to occur, it could impact our operating results, financial condition and reputation, all of which could adversely affect our profitability and ability to retain existing customers and to attract new customers.

In addition, the environmental laws and regulations in the PRC and other jurisdictions in which we operate continue to evolve. As a result, we may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations becomes more rigorous. For instance, to comply with the requirement of desulphurization and denitration in China, we were requested to invest in upgrading or remoulding certain production facilities. Due to serious haze hovering in certain areas in China, the government of the PRC has issued and may continue to issue rules and regulations to restrict production of certain industries in certain areas to alleviate air pollution. For example, in February 2017, the PRC government issued the 2017 Working Plan of Air Pollution Prevention and Control for Beijing-Tianjin-Hebei and Surrounding Areas to improve regional air quality and strengthen air pollution control in the winter heating season. Accordingly, we have reduced the output of Chalco Shandong, Chalco Mining and Chalco Zhongzhou in the winter heating season. Further, our overseas expansion projects are subject to foreign environmental laws and regulations. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may materially and adversely affect our business operations.

We are subject to administrative policies and orders relating to China’s Energy-Saving and Emission Reduction Goals that could adversely affect our production.

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments in accordance with China’s Energy-Saving and Emission Reduction Goals. On July 18, 2013, the Ministry of Industry and Information Technology of the PRC (“MIIT”) issued the Standard Conditions for Aluminum Industry, which sets forth various standards for existing and new projects, including standards for environment protection, energy consumption, and utilization of resources. Although we have been in compliance with the Standard Conditions for Aluminum Industry since its issuance, we cannot assure you that the relevant government authorities will not issue more stringent standards or rules, which may require us to incur additional costs or expenses to comply with these standards or rules, and our existing production may be delayed for facility upgrading or suspended before full compliance with these standards or rules. The occurrence of any of the foregoing could have an adverse effect on our business, results of operations and financial condition.

We are subject to accidents and natural disasters that may adversely affect our performance.

We may experience accidents and natural disasters in the course of our operations, which may cause significant property damage and personal injuries. Significant accidents and natural disasters may cause interruptions to our operations or result in property or environmental damage, increase in operating expenses or loss of revenues.

The occurrence of accidents, natural disasters and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. Losses or payments incurred by us as a result of major accidents or natural disasters may have a material adverse effect on our results of operations.

We have not obtained valid titles or land use rights to certain properties or land parcels that we occupy.

We have not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants and daily operations management. As of December 31, 2017, the book value of our properties with defective titles is RMB6,942 million, which represents approximately 3.47% of our total asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2017, the book value of these land parcels is RMB516 million, representing approximately 0.26% of our total asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.

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

During the past few years, we generated marginal revenue from exports of certain chemical alumina products and also from time to time from exports of certain non-ferrous metals and minerals products to foreign jurisdictions. In 2017, we only engaged in the export of certain chemical alumina products to foreign countries including South Korea and India and revenues generated from such export accounted for approximately 0.5% of our total revenues in 2017. Such foreign jurisdictions and other countries, such as the United States, may take restrictive measures, including, among others, imposition of tariffs, anti-dumping duties and other non-tariff barriers, to protect their own markets. Our sales in overseas markets may be adversely affected by increases in or new impositions of anti-dumping duties, countervailing duties, quotas or tariffs imposed on our exports. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets could adversely affect the exports to these regions in the future. By virtue of our transactions with parties outside the PRC, we will be subject to the risks normally associated with cross-border business transactions and activities. We will also be exposed to the risk of changes in social, legal, political and economic conditions in the foreign jurisdictions. In particular, unexpected changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit our operations and make the repatriation of profits difficult.

We are subject to litigation risks.

In the ordinary course of business, claims involving project owners, customers, suppliers and subcontractors may be brought against us and by us in connection with our operations. If we were found to be liable on any of the claims, we would have to incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts, or to the extent the claims were not sufficiently covered by our insurance coverage. Both claims brought against us and by us, if not resolved through negotiations, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims brought against us and write-downs associated with claims brought by us could have a material adverse impact on our business, financial condition, results of operations and cash flow. Moreover, legal proceedings resulting in judgments or findings against us may harm our reputation and damage our prospects for future contract or business awards.

We face counterparty risks.

While we generally sell goods and provide services to reputable customers and evaluate the customers’ credit in accordance with our internal risk management criteria, such as their credit history and likelihood of default, we have limited access to information about our customers and we may encounter difficulties in the collection of receivables in certain countries that we have less experience in our dealings. Therefore, we cannot guarantee that all of our customers will fully perform their obligations under their respective contracts with us, and the deterioration of any customers’ credit or payment conditions may result in those customers defaulting on their contractual obligations, which could materially and adversely affect our business, financial condition and results of operations. In addition, disputes with governmental entities and other public organizations could potentially lead to contract termination if these remain unresolved or may take a considerably longer period of time to resolve than disputes with counterparties in the private sector, and payments from these entities and organizations may be delayed as a result.

We may face challenges to our intellectual property rights which could adversely affect our reputation, business and financial position.

We own important intellectual property, including patents and trademarks. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve. Our competitors may develop technologies that are similar or superior to our proprietary technologies or design around the patents we own or license. Developments or assertions by or against us relating to intellectual property rights, and any inability to protect or enforce these rights, could adversely affect our business and competitive position.

We may be exposed to claims in relation to the unsatisfactory performance of third-party service providers, and disputes with business partners may also adversely affect our business.

We rely on third-party service providers for certain services, including but not limited to mining infrastructure construction, logistics services or warehouse management. Therefore, we are exposed to the risk that our third-party service providers may fail to perform their obligations, which may adversely affect our business operations. In addition, from time to time, we co-operate with business partners to develop our business, including acquiring strategic mining resources or businesses that complement our own business line. Furthermore, we operate certain projects through joint venture arrangements and may enter into further joint ventures in the future along with the expansion of our operations. We may have disputes with these business partners or joint venture partners over various aspects, such as performance of each party’s obligations, scope of each party’s responsibilities, product quality and logistics services. If such disputes cannot be settled in a timely manner, our financial condition and business may be adversely affected.

Failure to hire and retain management executives and other qualified personnel could adversely affect our business and prospects.

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

We may not be able to detect and prevent fraud or other misconduct committed by our employees, representatives, agents, customers, affiliates or other third parties.

We may be exposed to fraud or other misconduct committed by our employees, representatives, agents, customers, affiliates or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as adversely affect our reputation, business, financial condition, results of operations and ADS trading prices. Such misconduct may include, among others:

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
•	intentionally concealing material facts, or failing to adequately perform necessary due diligence or risk analysis procedures designed to identify potential risks;
•	improperly using or disclosing confidential information;
•	engaging in improper activities or activities that might be subject to penalties, fines or sanctions;
•	misappropriation of funds;
•	conducting transactions that exceed authorized limits;
•	engaging in misrepresentation or fraudulent, deceptive or otherwise improper or illegal activities;
•	engaging in unauthorized or excessive transactions to the detriment of our customers; or
•	otherwise not complying with applicable laws or our internal policies and procedures.

Our internal control procedures are designed to monitor our operations and ensure overall compliance. However, such internal control procedures may be unable to identify, detect or prevent all incidents of non-compliance or suspicious transactions in a timely manner, if at all. In addition, we do not have control over the activities conducted on their own by those of our customers, affiliates or other third parties.

There is no assurance that fraud or other misconduct by our employees, representatives, agents, customers, affiliates or other third parties will not occur in the future. If such fraud or other misconduct does occur and to the extent that our employees, representatives, agents, customers, affiliates or other third parties are penalized for any of their non-compliance activities or are otherwise subject to any sanctions laws of foreign jurisdictions, it may cause negative publicity of us as a result, and could have a material adverse effect on our business, financial condition, results of operations and our ADS trading prices.

Cyber attacks and security breaches may threaten the integrity of our intellectual property and other sensitive information and disrupt our business operations, which could adversely affect our reputation, business and financial position.

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Cyber attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches.

Although we have not experienced any material cybersecurity incidents in the past, we cannot assure you that we will not experience them in the future. Due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could negatively impact our reputation and our competitive position and could result in litigation with third parties, regulatory action, loss of business, potential liability and increased remediation costs, any of which could have an adverse effect on our financial condition and results of operations.

Our operations are affected by a number of risks relating to conducting business in the PRC.

As a significant majority of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

•	The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.
•	Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008 and continued in the past few years, coupled with the on-going structural reform of the PRC economy, has led to a marked slowdown in the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.9% in 2017. There is no assurance that the GDP growth rate of the PRC will not further decline. A slowdown in economic growth could reduce business activities and demand for our products. In addition, the PRC government exercises control over China’s economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.
•	In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between the U.S. dollar and Renminbi has fluctuated and become increasingly unpredictable following the global financial crisis with increasing pressure on the Renminbi to appreciate. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People’s Bank of China further allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Any appreciation or depreciation of the Renminbi will affect the value of our U.S. dollar-denominated borrowings and overseas investments, the prices of our export sales denominated in foreign currencies and the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

•	There might be uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Over the past decades, the PRC government has promulgated a comprehensive system of laws, rules and regulations governing economic matters. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to foreign investors in general. However, because these laws, rules and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, and because the laws, rules and regulations often give the relevant administrative and court authorities significant discretion in how to interpret and enforce them, uncertainties regarding the interpretation and enforcement of these laws, rules and regulations may adversely affect our operations.

The audit reports included in this annual report are prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firms, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct full inspections of the work of our auditors as they relate to those operations without the approval of the Chinese authorities, our auditors’ work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditor that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The four firms appealed to the SEC against this decision and, on February 6, 2015, each of the four accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

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

We were incorporated as a joint stock limited company under the Company Law of the PRC on September 10, 2001 under the corporate name Aluminum Corporation of China Limited. Our principal executive and registered office is located in the People’s Republic of China at No. 62 North Xizhimen Street, Haidian District, Beijing, China 100082, and our telephone number is (86) 10 8229 8322.

Pursuant to a reorganization agreement entered into among Chinalco, Guangxi Investment and Guizhou Development in 2001, substantially all of Chinalco’s alumina and primary aluminum production operations, as well as a research institute and other related assets and liabilities, were transferred to us upon our formation. We acquired our bauxite mining operations and associated mining rights from Chinalco in a separate mining rights agreement.

Our A Shares have been listed on the Shanghai Stock Exchange since April 2007. Our H Shares and our ADSs, each representing 25 H Shares, have been listed on the Hong Kong Stock Exchange and New York Stock Exchange, respectively, since December 2001.

We are a vertically integrated aluminum producer with operations in bauxite and coal mining, alumina refining and primary aluminum smelting. We also produce ancillary products and services derived from or related to our aluminum operations. In addition, we are engaged in trading and logistics of alumina, primary aluminum, other non-ferrous metal products, coal products and raw and ancillary materials in bulk domestically and internationally. Since 2013, we have expanded our operations into power generation. See “– B. Business Overview” for more details.

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include seven subsidiaries mainly engaged in bauxite mining; one integrated alumina and primary aluminum production plant; eight stand-alone alumina refineries; eight stand-alone primary aluminum smelters; two stand-alone carbon production plants; one integrated power generation company with coal mining operations and one institute providing research and development services. All of our principal alumina and primary aluminum production facilities are operated in accordance with ISO14001 standards.

Disposal of Aluminum Fabrication Business

We disposed of substantially all of our aluminum fabrication operations to Chinalco pursuant to the approval of shareholders at the 2012 annual general meeting on June 27, 2013.

On May 13, 2013, we submitted the tender notice to CBEX to dispose of the equity interest we held in eight aluminum fabrication enterprises, including Henan Aluminum, Chalco Southwest Aluminum, Chalco Southwest Aluminum Cold Rolling, Huaxi Aluminum, Qingdao Light Metal, Chalco Ruimin, Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. and Guizhou Chalco Aluminum Co., Ltd. (collectively, “Aluminum Fabrication Interests”) through open tender. Chinalco participated in and won the bid for the Aluminum Fabrication Interests on June 7, 2013. We entered into an agreement (the “Aluminum Fabrication Interests Transfer Agreement”) with Chinalco on June 9, 2013 for the disposal of Aluminum Fabrication Interests for a consideration of RMB3,242.2 million. Such consideration was the initial bidding price, which was determined with reference to the appraised value of the Aluminum Fabrication Interests. Pursuant to the Aluminum Fabrication Interests Transfer Agreement, Chinalco agreed to pay the consideration in cash in two installments, namely, 30% of the consideration to be paid within five business days after the effective date of the agreement and 70% of the consideration to be paid by June 30, 2014. Chinalco must pay interest for the second installment for the period starting from the date immediately after the effective date until the payment date at the one-year lending rate set by the PBOC. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. Chinalco paid the consideration in full in June 2014.

As a condition of the disposal of the Aluminum Fabrication Interests, on June 9, 2013, we entered into an agreement with Chinalco to transfer the outstanding entrusted loans we provided to Henan Aluminum and Qingdao Light Metal as of December 31, 2012 to Chinalco for a consideration of RMB1,756.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised total value of the loans. Pursuant to the agreement, Chinalco agreed to pay the consideration in cash in five equal installments of RMB351.2 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The transfer was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the transfer on June 27, 2013. As of the date of this annual report, the payment had been fully settled by Chinalco.

In addition, we entered into an agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013 to dispose of all the assets of Northwest Aluminum for RMB1,659.6 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum. Pursuant to the agreement, Northwest Aluminum Fabrication Plant agreed to pay the consideration in cash in five equal installments of RMB331.9 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, the payment had been fully settled by Northwest Aluminum Fabrication Plant.

Disposal of Assets of Alumina Production Line of Guizhou Branch

On June 6, 2013, we entered into an agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco, to dispose of the assets of the alumina production line of our Guizhou branch for a consideration of RMB4,429.0 million. Such consideration was determined based on negotiations between the parties, with reference to the appraised net asset value of such alumina assets of our Guizhou branch. Pursuant to the agreement, Guizhou Aluminum Plant agreed to pay the consideration in cash in five equal installments of RMB885.8 million, with the last installment, together with the relevant interests at the one-year lending rate set by the PBOC, to be paid by June 30, 2017. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. As of the date of this annual report, the payment had been fully settled by Guizhou Aluminum Plant.

We decided to dispose of the assets of the alumina production line of Guizhou branch because the district in which they were located had been changed from an industrial district to a commercial district based on the local urban plan, which will significantly increase Guizhou branch’s environmental compliance costs. We built a new alumina refinery, Guizhou Huajin, in an area relatively close to major bauxite and coal mines in Guizhou Province, which commenced production with an annual capacity of 1.6 million tonnes of alumina in 2015.

Disposal of Equity Interest in Shanxi Huaxing

The proceeds from the private placement of A Shares was proposed to invest in Chalco Xing County Alumina Project, the Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project, and the replenishment of our working capital. The Chalco Xing County Alumina Project, which was carried out by Shanxi Huaxing, commenced construction in May 2011 and undertook full operation in 2014. After the completion of private placement of A Shares in June 2015, the Board resolved to replace the funds which have been invested by us in advance with the proceeds raised from the private placement of A Shares. In light of our strategic blueprint for the development of Shanxi aluminum recycle industrial park, we planned to introduce strategic investors for joint investment and cooperation to develop a new model of integrated coal, electricity and aluminum operations. In December 2015, the Group entered into an equity transfer agreement with Shenzhen CR Yuanta Asset Management Co., Ltd., a state- owned entity, to transfer 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. The price was determined based on the appraisal value provided by an independent qualified appraisal company. According to the Equity Transfer Agreement, 30% of the consideration amounting to RMB705 million has been received by us in December 2015. In December 2016, Shenzhen CR Yuanta Asset Management Co., Ltd. transferred the 50% of equity interest in Shanxi Huaxing to Baotou Transportation Investment Group Co., Ltd. As agreed among Shenzhen CR Yuanta Asset Management Co., Ltd., Baotou Transportation Investment Group Co., Ltd. and the Company, Baotou Transportation Investment Group Co., Ltd., shall assume the payment obligation on the outstanding consideration of RMB1,646,035,160 payable by Shenzhen CR Yuanta Asset Management Co., Ltd. to the Company under the Equity Transfer Agreement and settle the outstanding consideration in full together with interest accrued thereon from January 1, 2017 to the date of payment before March 31, 2017. The payment was fully settled by Baotou Transportation Investment Group Co., Ltd. in March 2017.

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

Disposal of Certain Assets of Guizhou Branch

Guizhou branch entered into a land reserve acquisition cooperation agreement with the People’s Government of the Baiyun District of Guiyang, Guiyang Land Reserve Center, and Guizhou Aluminum Plant on November 13, 2015. As the land of Guizhou Aluminum Plant occupied by the electrolytic aluminum plant of Guizhou branch shall be transferred to the respective land resources and reserve authorities, Guizhou branch agreed to sell the relevant assets, including buildings and structures located on the land occupied by the electrolytic aluminum plant of Guizhou branch, to the Guiyang Land Reserve Center for a total consideration of RMB1.95 billion. The consideration was determined based on the asset appraisal conducted by an independent asset appraisal firm.

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

We decided to dispose the environmental protection assets to reduce our capital investments and generate cash flows. We have been complying with the relevant standards of environmental protection through professional services rendered by specialized environmental protection companies.

Development of Gold Leasing Financing

On May 30, 2016, the Board resolved to develop gold leasing business to financing working capital. In 2016 and 2017, we entered into several agreements with Bank of Communications Co., Ltd., China Everbright Bank and Agriculture Bank of China to finance working capital via gold leasing. In 2016 and 2017, the total proceeds from gold leasing financing, which will be used to replenish working capital for our production and operation, amounted to RMB10.8billion.

Construction Projects

As of the date of this annual report, we have undertaken a number of facility expansion projects in China. See “- D. Property, Plants and Equipment - Our Expansion.”

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

Following the approvals of the relevant PRC authorities in March and April 2012, Chalco Hong Kong contributed approximately US$878 million to Chalco Iron Ore, representing 65% of the US$1.35 billion earn-in to be paid by Chalco Iron Ore to Simfer Jersey Limited, the joint venture company incorporated by Rio Tinto under the laws of Jersey to implement the joint development agreement, as amended. On April 24, 2012, Chalco Iron Ore paid in full the total earn-in payment of US$1.35 billion to Rio Tinto and acquired its 47% equity interest in Simfer Jersey Limited. Simfer Jersey Limited currently holds 95% of the equity interest in Simfer S.A., with the remaining 5% being held by International Finance Corporation. In addition, during the period from May 2012 to the end of 2013, Chalco Iron Ore injected approximately US$561.5 million in the form of capital contribution based on its proportion of equity interest to Simfer Jersey Limited for the development and operation of the Simandou Project pursuant to the joint development agreement, as amended. Meanwhile, the other shareholder of Simfer Jersey Limited also injected the capital contribution based on its proportion of equity interest to Simfer Jersey Limited. On October 18, 2013, we entered into a share purchase agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of China Overseas Holdings Limited (“Chinalco Overseas Holdings”), to dispose of 65% of the equity interest in Chalco Iron Ore and transfer outstanding bank loans provided by China Development Bank Corporation (“CDB”) to Chinalco Overseas Holdings for a consideration of US$2,066.5 million (the “Equity Interest”) and US$438.8 million (the “Loan Consideration”), respectively. The bank loans were used for Chalco Hong Kong’s capital contribution in Chalco Iron Ore. The Equity Interest was determined with reference to 65% of the valuation of Chalco Iron Ore and the Loan Consideration was determined based on the principal amount of such outstanding bank loans as shown in the financial statements of Chalco Hong Kong.

We believe that such disposal will enable us to focus on the development of our core business of alumina and primary aluminum operations, where we have established leading market positions, and to reduce future capital expenditures on iron ore development and to improve asset-to-debt ratio and generate expected cash flows. Pursuant to the agreement, in the event that we obtain the consent from CDB on the transfer of the bank loans, Chinalco agreed to pay the consideration for the Equity Interest in five installments, namely, US$438.8 million (which will be net off by the Loan Consideration), US$387.9 million, US$413.3 million, US$413.3 million and US$413.3 million, with the relevant interests at the London Interbank Offered Rate plus 0.9%, with the last installment to be paid by December 31, 2017. The transactions were approved at the 2013 second extraordinary general meeting held on November 29, 2013. We obtained the consent from Rio Tinto relating to such disposal on December 19, 2013. We completed the transactions on December 26, 2013. As of the date of this annual report, the bank loans had been transferred to net off the first installment and Chinalco had paid all five installments.

Private Placement of A Shares

On March 8, 2012, our Board resolved to issue up to 1.25 billion A Shares in the PRC. The A Share issue plans previously proposed by our Board on June 30, 2009 and January 30, 2011 and approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009 and on April 14, 2011, respectively, ceased. Pursuant to the new issue plan approved by our Board on March 8, 2012, we planned to issue up to 1.25 billion A Shares, with a nominal value of RMB1.00 each, by way of private placement for expected proceeds not exceeding RMB8 billion. We intended to issue the A Shares to no more than ten specific target subscribers within six months of obtaining the approval of the CSRC. The issue price of A Shares to be offered shall be not less than 90% of the average trading price of our A Shares in twenty trading days immediately preceding the pricing determination date. We intended to apply proceeds from this private placement to finance Chalco Xing County Alumina Project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement working capital. The issue plan was approved by the SASAC on April 5, 2012 and by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on May 4, 2012. On August 24, 2012, our Board resolved to adjust the issue plan by proposing, among others, to increase the number of A Shares to be issued to up to 1.45 billion A Shares. The adjusted issue plan was approved by the SASAC and our shareholders at an extraordinary general meeting, A Share class meeting and the H Share class meeting on October 12, 2012 and by the CSRC on December 7, 2012. On March 14, 2013, we obtained the approval from the CSRC on our proposed private placement of A Shares under such adjusted issue plan, with effective period of six months after the approval date. However, the CSRC temporarily retrieved its approval in July 2013 due to its on-going investigation of the sponsor of our proposed private placement of A Shares. The period of authorization to the Board relating to the adjusted issue plan was extended by our shareholders at the 2013 annual general meeting, A Share class meeting held on June 27, 2014 and H Share class meeting held on June 27, 2014, with an effective period of 12 months after the approval date. On January 4, 2015, we submitted the “Report regarding the resumption of the approval of non-public offering of shares of Aluminum Corporation of China Limited” to CSRC. On April 24, 2015, we received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited issued by CSRC, pursuant to which we were approved to issue no more than 1,450,000,000 new shares. We completed the non-public issuance of A shares on June 15, 2015 and issued an additional 1,379,310,344 A Shares pursuant to the specific mandate as approved at the annual general meeting of the Company on June 27, 2014. On June 15, 2015, we completed the non-public issuance of 1,379,310,344 A Shares. Upon completion, the total number of Shares of the Company was increased from 13,524,487,892 to 14,903,798,236.

Senior Perpetual Capital Securities Offering

In October 2013, we completed the issuance of US$350 million in aggregate principal amount of 6.625% senior perpetual capital securities (the “2013 Senior Perpetual Securities”) through Chalco Hong Kong Investment Company Limited (the “Bond Issuer”), our wholly-owned subsidiary, which was exempted from, and not subject to, registration under the Securities Act. The 2013 Senior Perpetual Securities are guaranteed by Chalco Hong Kong and its certain subsidiaries. The 2013 Senior Perpetual Securities also have the benefit of a keepwell deed dated October 29, 2013 entered into by the Issuer, the Company, Chalco Hong Kong and the trustee and a deed of equity interest purchase undertaking dated on October 29, 2013 entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The 2013 Senior Perpetual Securities were listed on the Hong Kong Stock Exchange on October 30, 2013. The net proceeds from the issue of the 2013 Senior Perpetual Securities after deduction of issuance costs are RMB2,122.6 million and have been on-lent to the Company or any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities are paid semi-annually in arrears from October 29, 2013, and may be deferred at our discretion unless, during the six-month period ending on the day before the relevant scheduled coupon payment date, we have, or the Bond Issuer or Chalco Hong Kong has, declared or paid a discretionary dividend, distribution or other discretionary payment on or in respect of, or have/has at its discretion repurchased, redeemed or otherwise acquired, any securities of lower or equal rank, subject to certain exceptions. The 2013 Senior Perpetual Securities have no fixed maturity and are callable only at our option on or after October 29, 2018, at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After October 29, 2018, the coupon rate will be reset every five calendar years to a rate of interest expressed as a percentage per annum equal to the sum of (a) the initial spread of 5.312 per cent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 per cent per annum. While any coupon interest payments are unpaid or deferred, we, Chalco Hong Kong, and the Bond Issuer shall not, subject to certain exceptions, declare or pay any discretionary dividends or make distributions or similar discretionary payments in respect of, or at its discretion repurchase, redeem or otherwise acquire for any consideration any securities of lower or equal rank.

In April 2014, we completed the issuance of US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities (the “2014 Senior Perpetual Securities”) through the Bond Issuer, which was exempted from, and not subject to, registration under the Securities Act. The 2014 Senior Perpetual Securities are guaranteed by Chalco Hong Kong and its certain subsidiaries. The 2014 Senior Perpetual Securities also have the benefit of a keepwell deed entered into by the Bond Issuer, the Company, Chalco Hong Kong and the trustee and a deed of equity interest purchase undertaking entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The 2014 Senior Perpetual Securities were listed on the Hong Kong Stock Exchange on April 22, 2014. The net proceeds from the issue of the 2014 Senior Perpetual Securities after deduction of issuance costs are RMB2,461.8 million and have been on-lent to the Company or any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on April 29 and October 29 in arrears from April 17, 2014, and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at our option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. While any coupon interest payments are unpaid or deferred, we, the subsidiary guarantors and the Bond Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. After April 17, 2017, the coupon rate was reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 per cent, per annum. We redeemed the 2014 Senior Perpetual Securities in April 2017.

On October 27, 2015, our Company issued RMB2,000 million perpetual medium-term notes at an initial distribution rate of 5.50% (the “2015 Perpetual Medium-term Notes”). The proceeds from the issuance was RMB2,000 million and will be used for repayments of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes are paid annually in arrears from October 29, 2015 and may be deferred at the discretion of our Company. The 2015 Perpetual Medium-term Notes have no fixed maturity and are callable only at the Group’s option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 per cent, (b) the China Treasury Rate, and (c) a margin of 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company.

On November 7, 2016, the Bond Issuer issued US$500 million senior perpetual securities (the “2016 Senior Perpetual Securities”) at a rate of 4.25%. The 2016 Senior Perpetual Securities are guaranteed by one of our subsidiaries, Chalco Hong Kong. The 2016 Senior Perpetual Securities also have the benefit of a keepwell deed entered into by the Bond Issuer, the Company, Chalco Hong Kong and the trustee. The 2016 Senior Perpetual Securities were listed on the Hong Kong Stock Exchange on November 7, 2016. The net proceeds from the issue of the 2016 Senior Perpetual Securities were on-lent to the Company or any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on April 29 and October 29 in arrears from November 7, 2016 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group’s option on or after November 7, 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After November 7, 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 per cent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 per cent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Bond Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Proposed Issuance of H Shares

On June 28, 2017, our shareholders at the 2016 annual general meeting passed a special resolution, which will remain valid until the earliest of (i) the conclusion of our next general meeting, (ii) the expiration of 12 months following the date of passing the resolution, or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board has been authorized to determine the use of the proceeds. The proposed issuance is subject to all the necessary approval by the CSRC and/or other relevant PRC government authorities.

Merger and Reorganization of Shanxi Branch and Shanxi Huaze

On August 8, 2017, we entered into a reorganization agreement with Zhangze Electric Power, pursuant to which we contributed certain assets related to alumina production of our Shanxi branch, with an appraised net value of RMB3,425.7 million equaling the appraised net value of the assets and liabilities of Shanxi branch, to Shanxi Huaze. The assets injected into Shanxi Huaze included, among others, inventories, buildings, structures, machinery and equipment. Upon completion of our asset contribution in 2017, our shareholding in Shanxi Huaze increased from 60% to 85.98% and Shanxi Huaze was renamed to Shanxi New Material.

Establishment of Industry Investment Fund

On May 23, 2017, the Company, Bank of Communications International Trust Co., Ltd. (“BOCOMMTRUST”) and Chinalco Jianxin Investment Fund Management (Beijing) Company Limited (“Chinalco Jianxin”) entered into a partnership agreement in relation to the establishment of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership) (the “Industry Fund”). On September 27, 2017, the Company, BOCOMMTRUST, Chinalco Jianxin and Bocommtrust Asset Management Co., Ltd. (“Bocommtrust Asset”) entered into certain agreements with respect to Chinalco Jianxin’s withdrawal from and Bocommtrust Asset’s participation in the Industry Fund. On the same day, the Company, BOCOMMTRUST and Bocommtrust Asset entered into a capital contribution agreement and a new partnership agreement in relation to the Industry Fund. Pursuant to these agreements, the general partner of the Industry Fund changed from Chinalco Jianxin to Bocommtrust Asset while Chinalco Jianxin remained as the manager of the Industry Fund.

The Industry Fund would provide funding for the construction of our major projects, replenish our working capital and support our structural adjustment, transformation and upgrade. As of December 31, 2017, the Industry Fund had made debt investments in two of our associates and two of our joint ventures with a total amount of RMB5,600 million, of which we had contributed RMB1,848 million.

Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares (“Asset Restructuring”)

On December 4, 2017, we entered into certain investment and debt conversion agreements (the “Initial Agreements”) with Huarong Ruitong Equity Investment Management Co., Ltd. (“Huarong Ruitong”), China Life Insurance Company Limited (“China Life”), Shenzhen Zhaoping Chalco Investment Center LLP (“Zhaoping Investment”), China Pacific Life Insurance Co., Ltd. (“CPIC Life”), China Cinda Asset Management Co., Ltd. (“China Cinda”), BOC Financial Asset Investment Co., Ltd. (“BOC Financial”), ICBC Financial Asset Investment Co., Ltd. (“ICBC Financial”) and ABC Financial Asset Investment Company Limited (“ABC Financial”) (collectively, the “Restructuring Investors”). Pursuant to the Initial Agreements, Huarong Ruitong, China Life, Zhaoping Investment, CPIC Life, BOC Financial, ICBC Financial and ABC Financial have agreed to make cash contributions to our wholly-owned subsidiaries, Chalco Shandong, Chalco Zhongzhou, Baotou Aluminum and Chalco Mining (collectively, the “Target Subsidiaries”), while the principal of loans owed by Chalco Mining to Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial prior to signing of the Initial Agreements would be treated as capital contribution to Chalco Mining and converted into equity interest in Chalco Mining held by Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial. The Restructuring Investors have agreed to acquire 30.80%, 36.90%, 25.67% and 81.14% of equity interest of Chalco Shandong, Chalco Zhongzhou, Baotou Aluminum and Chalco Mining, respectively, with an aggregate capital contribution of approximately RMB12.6 billion. Under the Initial Agreements, we have also agreed to acquire equity interest held by the Restructuring Investors in the Target Subsidiaries with consideration in the form of our A Shares to be issued to the Restructuring Investors within 12 months after signing of the Initial Agreements based on terms to be further negotiated and agreed upon. On December 20, 2017, the Initial Agreements and the transactions contemplated thereunder were approved at our 2017 second extraordinary general meeting. In December 2017, the capital contribution to the Target Subsidiaries by the Restructuring Investors was completed in accordance with the terms of the Initial Agreements.

Subsequently, on January 31, 2018, we entered into equity acquisition agreements (the “Further Agreements”) with the Restructuring Investors. Pursuant to the Further Agreements, we have agreed to acquire all the equity interest held by the Restructuring Investors in the Target Subsidiaries with consideration in the form of A shares of the Company to be issued to the Restructuring Investors (the “Proposed Issuance”). The number of A Shares in issue pursuant to the Proposed Issuance would equal the appraised value of equity interest held by Restructuring Investors in Target Subsidiaries as of December 31, 2017 determined by China United Assets Appraisal divided by the issue price. The aforementioned appraised value may be subject to further adjustment by competent PRC authorities upon filing of the valuation report by China United Assets Appraisal. The issue price has been set at RMB6.00 per A share with reference to 90% of the average trading price of our A Shares during the last 60 trading days prior to January 31, 2018 (i.e., the last 60 trading days prior to the suspension of trading of our A shares) in accordance with rules and regulations of the PRC applicable to transaction of this kind. The appraised value, subject to further adjustment, was RMB12.7 billion and therefore we would issue to the Restructuring Investors approximately 2.1 billion A shares in aggregate, representing approximately 14.2% of the total issued share capital of the Company as of January 31, 2018 and approximately 12.4% of the enlarged total issued share capital of the Company upon completion of the Proposed Issuance. The Proposed Issuance is subject to SASAC and CSRC approvals and the general and class approvals by shareholders of the Company.

Cash contributions received from the Restructuring Investors have been used by us for the repayment of loans. The Asset Restructuring has helped to reduce the gearing ratios of these subsidiaries and the Group as a whole.

B.	Business Overview

Our Principal Products

We are a leading enterprise in the non-ferrous metal industry in China. In terms of comprehensive scale, we ranked among the top enterprises in the global aluminum industry. We have benefited from the strong growth of the PRC aluminum market, one of the world’s fastest growing major aluminum markets. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell a relatively small amount of chemical alumina products (alumina hydrate and alumina-based industrial chemical products), carbon products (carbon anodes and cathodes) and gallium. We are also engaged in the trading and logistics of alumina, primary aluminum, other non-ferrous metal products, coal products and raw and ancillary materials in bulk both manufactured by us and sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, energy segment, trading segment and corporate and other operating segment accounted for approximately 7.6%, 20.3%, 3.2%, 68.6% and 0.3%, respectively, of our total revenues in 2017.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 81.8% of our total production volume for this segment in 2017. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 24%, 44% and 32%, respectively, of our total production volume of primary aluminum in 2017. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

Our trading segment is mainly engaged in the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to our internal manufacturing plants and external customers. We established our trading business under Chalco Trading as a separate segment in July 2010 as a result of our operational structural adjustment.

Our energy segment includes coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We are also engaged in new energy equipment production. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2017, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.

Our corporate and other operating segment mainly includes corporate and other aluminum-related research, development, and other activities of the Group.

Our Production Capacity

As of December 31, 2017, our annual alumina production capacity and primary aluminum production capacity was approximately 16.86 million tonnes and 3.93 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:

	As of December 31, 2017
Plant	Alumina	Primary Aluminum
	(in thousand tonnes)(1)
Guangxi branch	2,210	-

	As of December 31, 2017
Plant	Alumina	Primary Aluminum
	(in thousand tonnes)(1)
Chalco Zhongzhou	3,050	-
Qinghai branch	-	420
Guizhou branch	-	170
Chalco Mining	2,410	-
Chalco Shandong	2,270	-
Zunyi Alumina	1,000	-
Chongqing branch	800	-
Shanxi New Material	2,600	424
Lanzhou branch	-	450
Shanxi Huasheng	-	240
Zunyi Aluminum	-	375
Shandong Huayu	-	200
Baotou Aluminum(2)	-	1,100
Zhengzhou Institute	20	-
Liancheng branch	-	550
Guizhou Huajin	1,600	-
Xinghua Technology	900	-
Total	16,860	3,929

(1)	Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.
(2)	Including the primary aluminum production capacity of Inner Mongolia Huayun, a subsidiary of Baotou Aluminum.

In 2017, we produced approximately 12.81 million tonnes of alumina and 3.61 million tonnes of primary aluminum. Our production of alumina (with chemical alumina products included) and primary aluminum represented approximately 20.5% and 9.8%, respectively, of the total output of alumina (with chemical alumina products included) and primary aluminum in China in 2017.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

	Year Ended December 31,
Production Volume by Product	2015	2016	2017
	(in thousand tonnes, except Gallium)
Alumina segment
Alumina	13,296	12,027	12,810
Chemical alumina products	1,959	2,479	2,853
Gallium (in tonnes)	121	71	72
Primary aluminum segment
Primary aluminum(1)	3,308	2,953	3,607
Carbon	1,787	1,680	1,962

(1)	Including ingots, molten aluminum and aluminum alloys.

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

Production Facilities

Alumina

We currently operate nine alumina refineries and one research institute with a total designed annual production capacity of approximately 16.86 million tonnes as of December 31, 2017. One of our refineries is integrated with primary aluminum smelters. In 2017, we produced approximately 12.81 million tonnes of alumina, approximately 2.85 million tonnes of chemical alumina products and approximately 72 tonnes of gallium. The overall utilization rate for our refineries was 81% as of December 31, 2017. In 2017, we supplied approximately 5.71 million tonnes, or 45% of our total production of alumina to our own smelters and sold the remaining alumina to other domestic smelters. All of the chemical alumina products that we produced in 2017 were sold by alumina refineries directly to external customers or internally to Chalco Trading for subsequent external trading.

The following table sets forth the annual production capacity, output of alumina and chemical alumina products, utilization rate of and production process applied in each of our alumina refineries and our Zhengzhou Institute:

	As of December 31, 2017		For the Year Ended December 31, 2017
	Annual Production Capacity(1)	Utilization Rate(2)	Alumina Production Output	Chemical Alumina Products Output	Production Process
	(in thousand tonnes, except percentages)
Shanxi New Material	2,600	100%	1,845.97	68.35	Bayer-sintering
Chalco Mining	2,410	71%	1,627.82	130.35	Bayer-sintering
Chalco Shandong	2,270	70%	1,780.75	1,798.15	Sintering and Bayer
Chalco Zhongzhou	3,050	70%	1,929.87	581.80	Sintering and Bayer
Guangxi branch	2,210	100%	2,462.12	112.92	Bayer
Zunyi Alumina	1,000	100%	1,080.01	0.28	Bayer
Chongqing branch	800	-	-	-	Bayer-sintering
Zhengzhou Institute(3)	20	-	-	41.58	Bayer

	As of December 31, 2017		For the Year Ended December 31, 2017
	Annual Production Capacity(1)	Utilization Rate(2)	Alumina Production Output	Chemical Alumina Products Output	Production Process
	(in thousand tonnes, except percentages)
Guizhou Huajin	1,600	100%	1,600.85	-	Bayer
Xinghua Technology	900	100%	482.39	119.76	Bayer
Total	16,860	81%	12,809.78	2,853.18

(1)	Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.
(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.
(3)	The chemical alumina products produced at our Zhengzhou Institute are sold commercially and such sales are included in our total revenues.

Primary Aluminum

We operate nine primary aluminum smelters in China. Our smelters had an aggregate annual production capacity of approximately 3.93 million tonnes as of December 31, 2017.

In 2017, we produced approximately 3.61 million tonnes of primary aluminum and the average utilization rate for our smelters was 98% as of December 31, 2017. The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters:

	As of December 31, 2017		For the Year Ended December 31, 2017
Plant(1)	Annual Production Capacity(2)	Utilization Rate(3)	Aluminum Output(4)	Smelting Equipment
	(in thousand tonnes, except percentages)
Baotou Aluminum(5)	1,100	98%	812.86	200Ka, 240Ka, 400Ka and 500Ka pre-bake
Guizhou branch	170	96%	282.09	230Ka pre-bake
Lanzhou branch	450	98%	390.99	200Ka and 350Ka pre-bake
Qinghai branch	420	99%	401.46	180Ka and 210Ka pre-bake
Shandong Huayu	200	92%	212.82	240Ka pre-bake
Shanxi Huasheng	240	99%	224.83	300Ka pre-bake
Shanxi New Material	424	99%	436.73	300Ka pre-bake
Zunyi Aluminum	375	100%	331.16	200Ka and 400Ka pre-bake
Liancheng branch	550	97%	514.45	200Ka and 500Ka pre-bake
Total	3,929	98%	3,607.40

(1)	As of December 31, 2017, the primary aluminum production facilities in Fushun Aluminum, Gansu Hualu and Chalco Shandong had been or were in the process of being disposed of by us. These plants did not have annual primary aluminum production capacity as of December 31, 2017. We did not produce any primary aluminum at these plants in 2017.
(2)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.
(3)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.
(4)	Includes ingots, molten aluminum and aluminum alloys.
(5)	Including the primary aluminum production facilities at Inner Mongolia Huayun, a subsidiary of Baotou Aluminum.

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

Rock Formation and Mineralization. Except for our Guangxi Pingguo mine which is an accumulation deposit due to original erosion, the bauxite deposits of our mines in China usually have similar stratigraphic sequences. Primary bauxite deposit, as a type of sedimentary boehmite (Al2O3.H2O) the Carboniferous or Permian age, is contained in clay rock, limestone or coal seams. A zonary red shale is usually located at the bottom of the bauxite and the red seam distributes over the irregular “karst-type” erosion face on the top of Ordovician limestone. Aluminum deposits in northern China are usually covered with a very thick Quaternary weathering.

The thickness and quality of deposits vary with our mine locations. Quality is usually consistent in smooth sections but changes sharply in karst “billabong” terrain. The level of hardness of minerals also varies. A sequence that includes a seam of hard bauxite of fine quality in the middle and soft bauxite of inferior quality on the bottom and top seams is common in deposits.

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

On average, our refineries consumed approximately 2.26 tonnes of bauxite to produce one tonne of alumina in 2017. Our mines supplied approximately 14.68 million tonnes of bauxite to our refineries in 2017. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2017, bauxite secured from other suppliers accounted for approximately 53.0% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our mines.

The following table sets forth the volumes and percentages of bauxite supplied by our mines and other suppliers for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply
		%		%		%
	(in thousand tonnes, except percentages)
Own mines	17,930.2	55.4	13,603.5	46.9	14,679.6	47.0
Other suppliers	14,452.0	44.6	15,384.3	53.1	16,566.5	53.0
Total	32,382.2	100.0	28,987.8	100.0	31,246.1	100.0

Own Mines. As of December 31, 2017, we owned and operated 18 mines in China that had approximately 249 million tonnes of aggregate bauxite reserves and we continue to explore new bauxite reserves to replenish our reserves. We also own a bauxite mine in Laos through Lao Service Mining, in which we held 60% of the equity interest. We also hold the requisite mining permit or exploration permit for two bauxite mines and are in the process of applying for mining right for PT VISITAMA in West Kalimantan, Indonesia through our 96.28% owned subsidiary, PT Nusapati Prima. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We have suspended our bauxite mining since September 2014 due to restraints on export of bauxite imposed by the Government of Indonesia. In 2017, the Government of Indonesia issued relevant rules pursuant to which export of bauxite may be allowed upon satisfaction of certain requirements. We have been actively exploring the possibility of meeting these requirements.

For the years ended December 31, 2015, 2016 and 2017, we extracted approximately 17.9 million tonnes, 14.5 million tonnes and 17.0 million tonnes, respectively, of bauxite from our mines. Our reported bauxite reserves for our mines in China do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for bauxite or aluminum for the years ended December 31, 2015, 2016 and 2017, or the three year historical contracted prices for such commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

The following table sets forth information for our mines as of December 31, 2017:

Mine	Location	Nature of ownership	Mining method	Permit Renewal(1)	Present Condition/ Current State of Exploration	Bauxite Production (in thousand tonnes)
Pingguo mine	Guangxi Zhuang Autonomous Region, China	100% owned and operated by Chalco	Open pit	October 2030 - April 2036	Fully developed and operational	5,668
Guizhou mine(2)	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	March 2019 - December 2038	Partly developed and operational	1,410
Zunyi mine	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	February 2020 – August 2027	Partly developed and operational	496
Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	December 2017(3) - May 2035	Fully developed and operational	1,771
Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco	Open pit/underground	September 2017(3) - July 2035	Fully developed and operational	289
Mianchi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	May 2018 - October 2031	Partly developed and operational	408
Luoyang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	December 2015(3) - October 2031	Partly developed and operational	779

Mine	Location	Nature of ownership	Mining method	Permit Renewal(1)	Present Condition/ Current State of Exploration	Bauxite Production (in thousand tonnes)
Xiaoguan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	August 2018 - October 2031	Fully developed and operational	640
Gongyi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	August 2017(3) - April 2029	Fully developed and operational	668
Dengfeng mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	July 2016(3) - July 2019	Partly developed and operational	423
Xinmi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	July 2017(3) - July 2020	Fully developed and operational	42
Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco	Underground	November 2018 - April 2027	Fully developed and operational	468
Xuchang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	February 2017(3) - August 2024	Partly developed and operational	90
Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2018 - October 2024	Partly developed and operational	430
Pingdingshan mine(4)	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2017(3) - October 2024	Partly developed and operational	521
Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	September 2031 - May 2036	Fully developed and operational	2,880
Nanchuan mine	Chongqing Municipality, China	100% owned and operated by Chalco	Underground	May 2017(3) - November 2026	Suspended production	-
PT ALUSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	-
PT KALMIN	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	-
PT VISITAMA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2015	In the process of acquiring mining right	-
Laos bauxite mine	Attapeu Province and Sekong Province, Laos	Owned and operated by Lao Service Mining Co., Ltd., a 60% subsidiary of Chalco	Open pit	June 2017(4)	Exploration completed	-

(1)	All conditions to retain our properties or leases have been fulfilled as of December 31, 2017. Each mine may be covered by one or more mining permits or exploration permits and the range of permit renewal dates is set forth above.
(2)	Including both Guizhou No. 1 mine and Guizhou No. 2 mine.
(3)	We are in the process of renewing these permits.
(4)	We are applying for extension to the mineral right to the Laos bauxite mine.

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

Furthermore, the mining right owner is required to obtain land use rights on the land in order to operate the mines. We lease the land use rights relating to our mines in China from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco’s land use rights relating to over 90% of our mining properties in China are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to other mines in China are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.

For our mines in Indonesia and Laos, neither proven nor probable reserves have been established as of the date of this annual report. The following table sets forth certain estimated details of the reserves for our mines in China as of December 31, 2017:

Mine	Reserves (1)(2) (million tonnes)	Al2O3	S1O2	Ratio of Average A/S(3)
Pingguo mine	52.21	53.65	4.80	11.18
Guizhou No. 1 mine	1.23	65.08	11.30	5.76
Guizhou No. 2 mine	43.38	64.17	9.12	7.04
Zunyi mine	8.46	59.98	10.99	5.46
Xiaoyi mine	12.63	65.09	12.47	5.22
Shanxi Other Mines	8.95	65.82	11.97	5.50
Mianchi mine	2.99	62.59	12.91	4.85
Luoyang mine	3.30	61.04	10.18	6.00
Xiaoguan mine	25.36	63.65	15.05	4.23
Gongyi mine	2.34	64.21	13.59	4.73
Dengfeng mine	1.43	62.11	12.82	4.84
Xinmi mine	2.27	65.95	11.40	5.79
Sanmenxia mine	46.78	63.27	12.79	4.95
Xuchang mine	1.30	62.76	9.33	6.73
Jiaozuo mine	1.27	58.76	14.95	3.93
Pingdingshan mine	1.69	61.19	12.33	4.96
Yangquan mine	4.40	59.04	13.51	4.37
Nanchuan mine	29.09	60.60	13.84	4.38
Total (average) reserves	249.08	61.09	10.68	5.72
By reserve type
Proven reserve	75.05	61.12	10.58	5.78
Probable reserve	174.03	61.08	10.72	5.70
Total (average) reserves	249.08	61.09	10.68	5.72

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.
(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.
(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

We have been in compliance with the National Mining Safety Law and related rules and regulations in China. We closely supervise and routinely inspect mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety training for our mining personnel. In 2017, we extracted approximately 17.0 million tonnes of bauxite from our mines and did not experience any mining operation related accidents that involved serious work injuries or death.

Other Suppliers. In addition to our mines, we also source bauxite from other suppliers. The majority of other suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 53% of our total bauxite supply in 2017.

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

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the Bayer-sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. In 2017, the average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 3.93:1 to 11.18:1.

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

The average purchase price of bauxite per tonne from our other suppliers in 2015, 2016 and 2017 was approximately RMB383, RMB328 and RMB369, respectively. The average cost of bauxite per tonne from our mines in 2015, 2016 and 2017 was approximately RMB251.6, RMB219.0 and RMB226.2, respectively.

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

The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Capital Expenditures
Infrastructure construction	950,980.6	478,024.6	405,920.0
Facility upgrade	62,910.9	35,222.9	24,016.9
Total	1,013,891.5	513,247.5	429,936.9

Primary Aluminum

An average of approximately 1.911 tonnes of alumina and 13,411 kWh of electricity was required to produce one tonne of primary aluminum ingots in 2017.

Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 43% and 34%, respectively, of our unit primary aluminum production costs in 2017. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes, fluoride salt and cryolite for our smelting operations.

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

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and natural gas are the principal materials and energy used in our alumina production. Electricity is one of the principal cost components in our refining process. We generate electricity at a number of refineries and purchase our remaining electric power requirements from regional power grids at government-mandated rates or directly from power generation enterprises. Most of our power supply agreements have a term of one year and are renewed by mutual agreement. Power prices in China can vary, sometimes substantially, from one region to another, based on demand and power production costs in the region. Power costs for our various alumina refineries vary accordingly.

Large quantities of coal are used as a reducing agent and fuel to produce steam and gas in the alumina refining process. As of December 31, 2017, we held minority interests in a number of coal mining enterprises, including Shanxi Jiexiu, Qinghai Energy, Xuehugou Coal Industry Co., Ltd., Datong Coal Group Huasheng Wanjie Coal Co., Ltd., Dongdong Coal, Chalco Liupanshui, Huozhou Coal Group Xingshengyuan Coal Co., Ltd., and Guizhou Yuneng. We hold 70% of the equity interest in Gansu Huayang, which holds mining rights for coal deposits in the Luochuan mining area, Gansu Province. We have also acquired 70.82% of the equity interest in the Ningxia Energy, which holds mining rights for coal deposits in Ningxia Autonomous Region.

Guizhou Yuneng, an associate company in which we hold 25% of the equity interest, is under development. The production of Huozhou Coal Group Xingshengyuan Coal Co., Ltd. and one of the mines owned by Chalco Liupanshui is currently suspended due to production technology renovation. The rest of the coal mining enterprises in which we directly or indirectly have minority equity interests are currently in the extraction or trial production stage. See “- D. Property, Plants and Equipment” for details of coal mines that we operate. By investing in coal mining enterprises and acquiring mining rights for coal deposits, we plan to partially offset our future energy costs, and secure a portion of the coal we consume in our operations.

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

Primary Aluminum

Electricity, carbon anodes and cathodes are the principal materials and energy used in our smelting process. Smelting primary aluminum requires a substantial and continuous supply of electricity. The availability and price of electricity are key factors in our primary aluminum production. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs.”

We generate electricity at four of our smelters to supply a portion of the electricity consumed by these smelters. We purchase our remaining electric power requirements directly from power generation enterprises. As of December 31, 2017, eight of our smelters had direct purchase arrangement with power generation enterprises. Direct purchase transactions are normally organized by the local government and the direct purchase agreements are entered into annually. Because power prices in China vary from one region to another, power costs for our various smelters could vary substantially. The average electricity cost (including tax) of our smelters was approximately RMB0.35/kWh in 2017, which increased by 21% compared to 2016, primarily due to the increase of coal price in 2017 which resulted in a general increase of price of electricity in the same period.

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

Alumina

We sell our self-produced alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2017, we supplied approximately 5.71 million tonnes of alumina produced at our refineries to our smelters, which represented approximately 45% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading. We sold approximately 2.05 million tonnes of outsourced alumina in 2017.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading coordinates the external negotiation and execution of sales contracts of our alumina products. Chalco Trading sells our self-produced alumina and alumina sourced from third-party suppliers to smelters throughout China. All of our major customers in the past three years have been domestic smelters. We primarily sourced alumina from third-party suppliers on the spot market, and we are normally required to pay the full price of the outsourced alumina before each delivery.

Chalco Trading sells our self-produced alumina and outsourced alumina under spot sales agreements and long-term sales agreements with terms ranging from one year to three years. Our long-term sales agreement for alumina normally sets forth the quantity of alumina to be sold by us in each month and each year, the price determination mechanism, payment method, place of delivery and delivery method. Places of delivery under our sales agreements are arranged to be where we could efficiently manage the transportation of alumina and help reduce logistics cost. Our customers are normally required to pay for their procurement before each delivery. As a result, the spot price of alumina and fluctuations of primary aluminum prices on the SHFE affect the alumina prices at which we sell.

Chalco Trading sets the price for the external sales of alumina products after taking into account the following factors:

•	international and domestic supply-demand situation;
•	CIF Chinese ports prices for alumina imports into China and other relevant import expenses;
•	international and domestic alumina transportation costs;
•	effects of the PRC Government’s policies on raw materials required by our alumina refineries; and
•	our short-term and mid-term projections for alumina prices.

Primary Aluminum

We sell all of our self-produced and outsourced primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

To improve the efficiency of our distribution, we divide our China market into the following regions: southern China (including Guangdong and Fujian Provinces); eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality); southwestern China (including Sichuan Province and Chongqing Municipality); the Beijing-Tianjin-Tanggu area; and central China. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Our primary aluminum smelting subsidiaries and branches sell a portion of our primary aluminum output directly to external customers. Each of our smelters is normally responsible for the sale of products to the customers from neighbouring markets, negotiating the pricing and delivery terms based on market conditions.

Our primary aluminum smelting subsidiaries and branches also sell a portion of our primary aluminum output internally to Chalco Trading at prices based on the spot prices of primary aluminum on Yangtze or Nanchu. We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our self-produced primary aluminum products, taking into account four main factors: the primary aluminum spot prices and futures price on the SHFE; spot prices in the regions of eastern China and southern China; our production costs and expected profit margins; and supply and demand. Chalco Trading then coordinates the external sales of primary aluminum. Chalco Trading sells our self-produced primary aluminum products to external customers through the following three channels:

•	Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers. The terms for our sales contracts for primary aluminum are typically one year. We price our primary aluminum products based on the SHFE prices and spot market prices for primary aluminum.
•	Sales on the SHFE. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the SHFE through futures contracts with terms ranging from one month to twelve months to hedge against declines in primary aluminum prices.
•	Sales on the spot market. We also sell our primary aluminum products on the spot market at prices with reference to various factors, such as market spot prices and transportation costs.

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. We sold approximately 2.02 million tonnes of outsourced primary aluminum in 2017.

Chemical alumina products and Gallium

Chemical alumina products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our chemical alumina products directly to external customers or indirectly to external customers through Chalco Trading for subsequent external trading.

We sell most of our chemical alumina products and all of gallium in China. Prices for our chemical alumina products and gallium are determined through negotiations with our customers, taking into consideration the market conditions. Our total sales of gallium in 2015, 2016 and 2017 amounted to approximately RMB28 million, RMB108 million and RMB74 million, respectively.

Coal

Ningxia Energy sells a portion of its self-produced coal directly to external customers through short-term contracts at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and prevailing market conditions. Ningxia Energy consumes the rest of its self-produced coal at its own electric power plant.

In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading. We sold approximately 6.30 million tonnes of outsourced coal in 2017.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been actively engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see “- Alumina” and “- Primary Aluminum” for more details. Through Chalco Trading, we also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see “- Coal.” In 2017, we sold approximately 1.51 million tonnes of outsourced copper, zinc and lead. In addition, we also sell outsourced raw and ancillary materials such as iron ore, charred coal and cathode copper in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

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

Rail shipping on the PRC national railway system is subject to government mandated pricing.

Principal Facilities

Our principal facilities include 21 principal production plants and our Zhengzhou Institute. Set forth below is a description of our principal production plants.

Guangxi Branch

Our Guangxi branch commenced operations in 1994 and is located in Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite reserves. Our Guangxi branch obtains bauxite delivered via highway from our Pingguo mine, one of our wholly-owned mines, located less than 17 kilometers from our Guangxi branch.

Our Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. Our Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by overcoming production bottlenecks and investing in capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2017. In 2017, our Guangxi branch produced approximately 2,462,120 tonnes of alumina, along with approximately 112,920 tonnes of chemical alumina products.

Guizhou Branch

Our Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. Our Guizhou branch uses 160Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. The smelter in our Guizhou branch has undergone technological innovations and overhauls since its inception. Since November 2017, we have been engaged in the gradual closing down of the 160Ka pre-bake reduction pot-lines. As of December 31, 2017, our Guizhou branch had an annual primary aluminum production capacity of approximately 170,000 tonnes. In 2017, our Guizhou branch produced approximately 282,090 tonnes of primary aluminum.

Our Guizhou branch also contains a modern carbon production facility, which produces carbon cathodes and carbon anodes.

Chalco Mining

Chalco Mining was incorporated as one of our subsidiaries in the PRC in 2007. Due to the proposed Asset Restructuring, we currently hold 18.86% of the equity interest in Chalco Mining. Please see “– A. History and Development of the Company – Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for further details. To optimize the allocation of our resources and further consolidate our operations, we transferred all of the assets and liabilities of our Henan branch to Chalco Mining in August 2017. Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 in Henan Province, a province rich in bauxite reserves. It was the first refinery in China to develop the Bayer-sintering combined process. Bauxite is delivered to Chalco Mining via railway and highway from our following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. The alumina production line that we put into operation at Chalco Mining uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Chalco Mining’s production facilities have been substantially upgraded with equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from certain of our mines and through purchases on the market. Chalco Mining had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2017. In 2017, Chalco Mining produced approximately 1,627,820 tonnes of alumina and 130,350 tonnes of chemical alumina products.

Chalco Shandong

Chalco Shandong was incorporated as one of our subsidiaries in the PRC in 2015. The predecessor of Chalco Shandong was our Shandong branch, which commenced operations in 1954. Due to the proposed Asset Restructuring, we currently hold 69.2% of the equity interest in Chalco Shandong. Please see “– A. History and Development of the Company – Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for further details. Chalco Shandong has the capacity to produce alumina and chemical alumina products. Bauxite is delivered to Chalco Shandong via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China’s first production facility for alumina. It produces its alumina through the Bayer-sintering process and the Bayer process. Chalco Shandong purchases some bauxite from overseas and the rest from small third-party mines in Henan and Shanxi Provinces. Chalco Shandong had an annual alumina production capacity of approximately 2,270,000 tonnes as of December 31, 2017. It produced approximately 1,780,750 tonnes of alumina in 2017.

In addition, Chalco Shandong produces substantial amount of chemical alumina products. In 2017, it produced approximately 1,798,150 tonnes of chemical alumina products. It is the largest and most technologically advanced production facility for chemical alumina products in China with the ability to produce a wide variety of chemical alumina products.

Chalco Shandong had engaged in primary aluminum production before we suspended the operations of its primary aluminum production facilities in June 2013. In 2017, the disposal of Chalco Shandong’s primary aluminum production facilities were completed. Chalco Shandong did not have any annual primary aluminum production capacity as of December 31, 2017 and did not produce any primary aluminum in 2017.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility. This branch commenced operations in 1987 and is one of the most technologically advanced primary aluminum smelters in China. It operates 180Ka and 210Ka automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai branch sources alumina from Shanxi New Material, Chalco Shandong, Chalco Mining and Chalco Zhongzhou and incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches.

Our Qinghai branch had an annual primary aluminum production capacity of approximately 420,000 tonnes as of December 31, 2017. It produced approximately 401,460 tonnes of primary aluminum in 2017.

Chalco Zhongzhou

Located in Henan Province, Chalco Zhongzhou is a stand-alone alumina plant, located near abundant bauxite, coal and water supplies. Chalco Zhongzhou was incorporated as one of our subsidiaries in the PRC in 2015. The predecessor of Chalco Zhongzhou was our Zhongzhou branch. Due to the proposed Asset Restructuring, we currently hold 63.1% of the equity interest in Chalco Zhongzhou. Please see “– A. History and Development of the Company – Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for further details. Chalco Zhongzhou commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, in particular to its Bayer-sintering process and Bayer process. Chalco Zhongzhou obtains bauxite supplies partly from extractions of our mines, and partly from external suppliers in Henan and Shanxi Provinces and overseas.

Chalco Zhongzhou had an annual alumina production capacity of approximately 3,050,000 tonnes as of December 31, 2017. Chalco Zhongzhou produced approximately 1,929,870 tonnes of alumina and approximately 581,800 tonnes of chemical alumina products in 2017.

Zunyi Alumina

Zunyi Alumina is located in Zunyi, Guizhou Province. In April 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydroelectric Co., Ltd., to establish a joint venture company, Zunyi Alumina. We held a 73.28% equity interest in Zunyi Alumina. Zunyi Alumina completed the construction of alumina production facilities and commenced operations in 2010. Zunyi Alumina had an annual alumina production capacity of approximately 1,000,000 tonnes as of December 31, 2017. Zunyi Alumina produced approximately 1,080,010 tonnes of alumina and 280 tonnes of chemical alumina products in 2017.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2017. Chongqing branch did not produce any alumina or chemical alumina products in 2017. We have suspended production in Chongqing branch since July 2014 due to the relatively significant decrease in the price of alumina as compared with the price of alumina during the construction period, large negative variation of mineral resources and the high costs of natural gas and other energy at the time of suspension.

Guizhou Huajin

Established in July 2014 and located in Qingzhen, Guizhou Province, Guizhou Huajin specializes in producing alumina products. Guizhou Huajin had an annual alumina production capacity of approximately 1,600,000 tonnes as of December 31, 2017. Guizhou Huajin produced approximately 1,600,850 tonnes of alumina products in 2017.

Lanzhou Branch

Located in Lanzhou city in Gansu Province, our Lanzhou branch is a stand-alone primary aluminum plant. It was part of Lanzhou Aluminum before July 2007 and was acquired by us through share exchange in April 2007. In July 2007, Lanzhou Aluminum was divided into two entities: our Lanzhou branch and Northwest Aluminum. Our Lanzhou branch owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 450,000 tonnes as of December 31, 2017. It produced approximately 390,990 tonnes of primary aluminum in 2017.

Shanxi New Material (formerly known as Shanxi Huaze)

Shanxi New Material is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. In 2017, we contributed certain assets related to alumina production of our Shanxi branch to Shanxi Huaze. Upon completion of our asset contribution, our shareholding in Shanxi Huaze increased from 60% to 85.98% and Shanxi Huaze was renamed to Shanxi New Material. Shanxi New Material had an annual alumina production capacity of approximately 2,600,000 tonnes as of December 31, 2017 and produced approximately 1,845,970 tonnes of alumina and 68,350 tonnes of chemical alumina products in 2017. Its designed annual production capacity of primary aluminum was approximately 424,000 tonnes as of December 31, 2017 and it produced approximately 436,730 tonnes of primary aluminum in 2017. Please see “- A. History and Development of the Company - Merger and Reorganization of Shanxi Branch and Shanxi Huaze” for more details about the reorganization.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Shanxi Guan Lv Company Limited to establish a joint venture company, Shanxi Huasheng. Shanxi Huasheng commenced operations in March 2006 and had a designed annual production capacity for primary aluminum of approximately 240,000 tonnes as of December 31, 2017. In 2017, Shanxi Huasheng produced approximately 224,830 tonnes of primary aluminum. We currently hold 51% equity interest in Shanxi Huasheng.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. We currently hold 62.1% equity interest in Zunyi Aluminum. Zunyi Aluminum’s annual primary aluminum production capacity was approximately 375,000 tonnes as of December 31, 2017. In 2017, it produced approximately 331,160 tonnes of primary aluminum.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and is a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum’s primary business was the production of primary aluminum and carbon products. We suspended production in Fushun Aluminum in October 2015 due to the relatively significant decrease in the price of primary aluminum and high costs of electricity at the time of suspension. In 2017, we disposed of the primary aluminum production facilities in Fushun Aluminum. Fushun Aluminum did not have any annual primary aluminum production capacity as of December 31, 2017 and did not produce any primary aluminum in 2017.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% equity interest in Shandong Huayu. Shandong Huayu had an annual primary aluminum production capacity of approximately 200,000 tonnes as of December 31, 2017. Shandong Huayu also has supporting facilities and coal-fired generators. In 2017, Shandong Huayu produced approximately 212,820 tonnes of primary aluminum.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. (“Baiyin Nonferrous”) and Baiyin Ibis Aluminum Co., Ltd. (“Baiyin Ibis”). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu. We hold a 51% equity interest in Gansu Hualu. Since November 2015, the production of primary aluminum has been suspended. In 2017, the primary aluminum production facilities in Gansu Hualu has been disposed or in the process of disposal. Gansu Hualu had no annual primary aluminum production capacity as of December 31, 2017 and did not produce any primary aluminum in 2017.

Baotou Aluminum

Baotou Aluminum is located in the Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Due to the proposed Asset Restructuring, we currently hold 74.33% of the equity interest in Baotou Aluminum. Please see “– A. History and Development of the Company – Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for further details. In April 2015, Baotou Aluminum and Baotou Transportation Investment Group Co., Ltd. established Inner Mongolia Huayun. Inner Mongolia Huayun commenced operations in 2017. Together with the primary aluminum production facilities at Inner Mongolia Huayun, Baotou Aluminum had a consolidated annual primary aluminum production capacity of approximately 1,100,000 tonnes as of December 31, 2017 and a consolidated output of approximately 812,860 tonnes of primary aluminum in 2017.

Liancheng Branch

Our Liancheng branch is located in Gansu Province. In late May 2008, we acquired 100% of the equity interest in Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. Our Liancheng branch had an annual primary aluminum production capacity of approximately 550,000 tonnes as of December 31, 2017. It produced approximately 514,450 tonnes of primary aluminum in 2017.

Chalco Nanhai

Established in June 2007 and located in Foshan, Chalco Nanhai specializes in aluminum fabrication. Chalco Nanhai commenced its commercial operation in 2011 and had an annual aluminum fabrication production capacity of approximately 110,000 tonnes as of December 31, 2017. Since 2015, we suspended production and have not produced any aluminum fabrication products at Chalco Nanhai.

Ningxia Energy

We acquired a 70.82% equity interest in Ningxia Energy in January 2013. Please see “Item 3. Key Information - D. Risk Factors - Our historical results may not be indicative of our future prospects.” Ningxia Energy was established in June 2003. It is an integrated power generation company with total installed capacity of 4,299 MW as of December 31, 2017. It also operates coal mines located in the Ningxia Autonomous Region. Please see “- D. Property, Plants and Equipment - Mines- Coal Mines.” Its principal business includes conventional coal-fire power generation and renewable energy generation. In 2017, Ningxia Energy produced approximately 9.99 million tonnes of coal and approximately 15.85 billion kWh of electricity.

Zhengzhou Institute

The Zhengzhou Institute, located in Zhengzhou, Henan Province, was incorporated as our subsidiaries in 2015. Its predecessor was established in August 1965 and has served as the center for our research and development efforts. The Zhengzhou Institute specializes in the research and development of technologies for primary aluminum smelting, alumina refining and the development of new products of chemical alumina. Zhengzhou Institute is the only institute in China dedicated to light metals research and has played a key role in bringing about technological innovations in China’s aluminum industry. The Zhengzhou Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. As of December 31, 2017, the Zhengzhou Institute had a limited production capacity for chemical alumina products, which it uses in connection with its research and development efforts.

Xinghua Technology

We acquired a 66% equity interest in Xinghua Technology in December 2016. Located at Shanxi Province, Xinghua Technology is an alumina plant with an annual alumina production capacity of approximately 900,000 tonnes as of December 31, 2017. It produced approximately 482,390 tonnes of alumina and approximately 119,760 tonnes of chemical alumina in 2017.

Competition

Competition from Domestic Competitors

Alumina

We sold all of our self-produced alumina to domestic customers in 2017. Our competitors include other domestic and international alumina producers that conduct sales in China. In 2017, our alumina production (with chemical alumina products included) represented approximately 20.5% of total domestic production in China.

The Group is a leading enterprise in non-ferrous metal industry in China. As of December 31, 2017, 17 alumina producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 96% of the total alumina production capacity in China. As of the same date, among these 17 alumina producers, 14 alumina producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 94% of the total alumina production capacity in China. In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, MIIT published “Standard Conditions for Aluminum Industry” (the “Standard Conditions”) in July 2013, which established a high entry barrier for new alumina producers in China and imposed stringent requirement for existing alumina companies.

Although we face competition from other domestic and international refineries, we have several advantages over such competitors, including:

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

Primary Aluminum

We derived all of our primary aluminum revenues from domestic sales in 2017. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2017, our primary aluminum production represented approximately 9.8% of total domestic production in China.

We are a leading enterprise in non-ferrous metal industry in China. As of December 31, 2017, 19 primary aluminum producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 86% of the total primary aluminum production capacity in China. As of the same date, among these 19 primary aluminum producers, 12 primary aluminum producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 74% of the total primary aluminum production capacity in China. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the Standard Conditions and other administrative regulations, new primary aluminum projects for expanding production capacity must be approved by the relevant administrative departments and must have stable supply of alumina. In addition, pursuant to relevant PRC regulations, the construction of new primary aluminum projects and the reconstruction or expansion of existing primary aluminum projects would be approved only if such projects would introduce new primary aluminum production capacity in an amount equal to or smaller than the amount of existing production capacity to be replaced.

Although we face competition from other domestic and international smelters, we have several advantages over such competitors, including:

•	Scale of production. With nine primary aluminum smelters, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.
•	Technology. We believe we have more sophisticated and efficient technology than most of our domestic competitors. The FHEST technology developed and employed by us is currently the most advanced energy saving technology in primary aluminum smelting in China. In addition, in terms of technological support and research and development capabilities, we are equipped with the most advanced research and development institute within the aluminum industry in China and enjoy advantages over other domestic smelters in technology advancement.
•	Vertical integration. As a leading integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations.
•	Quality. We have maintained and will continue to improve on the high quality standards for our primary aluminum which has satisfied national and industrial standards and customers’ need.

The primary aluminum produced by most of our smelters satisfies the quality standards of the LME.

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2017, China had net import of approximately 2.81 million tonnes of alumina (with chemical alumina products included), representing approximately a 4% decrease from 2016. China had net import of approximately 101,900 tonnes of primary aluminum in 2017, which represented a 44% decrease from 2016. The decrease in net import of primary aluminum in 2017 was primarily due to a sharp decrease in import, since the price of primary aluminum generally showed a stronger trend of increase in the international market than in the domestic market, while the amount of export from China remained relatively stable in the same period.

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

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2017, we completed 139 technological projects, including 70 independent research and development projects, 57 special key science and technology projects and 12 science and technology application projects. In addition, we filed a total of 105 patent applications in 2017.

As of December 31, 2017, we owned 1,403 patents, which were primarily related to technologies and processes, equipment and new products. Once registered, a patent in China for an invention is valid for 20 years and for a utility model or a design 10 years from the date of the patent application. As of December 31, 2017, we owned 25 trademarks, each of which had a term of 10 years.

We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We are neither involved in any material intellectual property disputes against us nor are we pursuing any legislation relating to intellectual property rights against any party.

Environmental Protection

Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. For example, the PRC government has set discharge standards for air and water emissions to air and water. To enforce these standards, national environmental protection authorities imposed discharge fees in proportion to the amount of discharge prior to January 1, 2018. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures as approved by the relevant agency, or order the closure of any operations that fail to comply with applicable regulations. In December 2016, the PRC government promulgated the Environmental Protection Tax Law which became effective from January 1, 2018. The Environmental Protection Tax Law has replaced discharge fees with environmental protection tax levy, which is calculated based on the pollution equivalents converted from pollutant emissions.

The pollutants discharged from our alumina refining process include red mud, waste water and gas emissions and particulates. Our primary aluminum production process generates fluorides, pitch fume and particulates. It is illegal to release these pollutants untreated. The discharge of these pollutants after treatment must comply with national and local discharge limits.

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2017, we passed the annual review and these accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. We have incorporated clean technology and processes into our operations with a view to promoting the concept of “zero emission” plants. Since 2009, we have achieved our target of zero industrial waste water emission in our alumina and primary aluminum production.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB627.3 million, RMB657.5 million and RMB691.9 million for 2015, 2016 and 2017, respectively. In 2017, we did not have any major environmental pollution incidents.

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

Our insurance premiums were RMB33.2 million, RMB35.8 million and RMB44.1 million in 2015, 2016 and 2017, respectively.

Seasonality

Our business is not subject to seasonality.

Cyber Security

With respect to our internal internet policies on cyber-security, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. In 2017, we did not experience any material cyber-security incidents or related losses.

Regulatory Overview

Producers of alumina and primary aluminum are subject to national industrial policies and relevant laws and regulations in areas of environmental protection, import and export, land use, foreign investment regulation and taxation. We are also subject to regulations relating to activities such as mining.

We are principally subject to governmental supervision and regulation by four agencies of the PRC government:

•	the NDRC, which sets and implements the major policies concerning China’s economic and social development, approves investments exceeding certain amounts, coordinates and improves the reform of the economic system;
•	the Ministry of Land and Resources of China, which has the authority to grant land use rights and mining right permits;
•	the MIIT, which formulates industrial policies and investment guidelines for all industries including the aluminum industry; and
•	the CSRC, the securities regulatory commission of China.

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

The Electric Power Law of China and related rules and regulations govern construction, generation, supply and consumption of electric power. Currently, China’s state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain a part of our electricity requirements. In October 2007, Chinese government issued “Notice on Further Solutions of the Difference in Electricity Rates,” according to which the preferential electricity prices originally enjoyed by Chinese primary aluminum enterprises have been gradually abolished. In December 2007, Chinese government issued “Notice of Eliminating Preferential Electricity Rate for High Energy Consuming Enterprises and Related Matters,” which further eliminated the preferential electricity price arrangement enjoyed by Chinese primary aluminum enterprises. In December 2013, the NDRC and MIIT issued the “Circular on the Policies for Tiered Pricing of Electricity Used by Electrolytic Aluminum Enterprises” (the “Electricity Tiered Pricing Circular”), which became effective on January 1, 2014, to impose tiers of electricity prices on primary aluminum smelters. Specifically, if the alternating current consumed by any smelter is more than 13,700 kWh per tonne of molten aluminum but less than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.02 per kWh for the electricity used. If the alternating current consumed by any smelter is more than 13,800 kWh per tonne of molten aluminum, such smelter must pay additional RMB0.08 for per kWh for the electricity used.

In March 2015, new policies and reforms relating to electricity generation, retail, usage, and other related sectors were introduced. Under “Several Opinions of the CPC Central Committee and the State Council on Further Deepening the Reform of the Electric Power System,” a series of reforms relating to electricity pricing, distribution and retail segments, electricity trading, distributed generation, and other aspects has been put forward. In November 2015, NDRC and the National Energy Administration of the PRC jointly issued further supplemental measures, including “Implementation Opinions on Promoting Transmission-Distribution Price Reform,” “Implementation Opinions on Promoting Power Market Construction,” “Implementation Opinions on Establishing Power Trading Institutions and Their Normative Operation,” “Implementation Opinions on Orderly Releasing Plans of Power Generation and Power Utilization,” “Implementation Opinions on Promoting Power-Sales Side Reform,” and “Guidance Opinions on Reinforcing and Regulating Supervision and Management of Coal-Fired Self-Generation Power Plants,” which set out further requirements and implementation steps in relation to the reform of electric power system. Towards the end of 2016, NDRC promulgated “Measures of Electricity Pricing for Transmission-Distribution Grid at the Provincial Level,” which established a regulatory framework of electricity transmission and distribution pricing.

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

Energy Conservation Law

The amended Energy Conservation Law came into effect on July 2, 2016. It sets out the general principles for reducing energy waste and improving efficiency of energy consumption. It urges the adjustment of industry structure and replacement of high energy consumption projects with new energy or renewable energy resources. In March 2014, the MIIT issued a regulation, the “Opinion on Implementing Supervision of Industrial Energy Conservation,” which lists the primary aluminum smelting as one of the high energy consumption operations that will be strictly monitored. In December 2014, the MIIT issued the Guidance for National Industrial Efficiency, which sets forth industrial efficiency standards for producers of major products in industries that involve high energy consumption, which included electrolytic aluminum and aluminum oxide products.

Regulations Concerning Electrolytic Aluminum Industry

In June 2016, the General Office of the State Council promulgated “Guiding Opinions on Creating a Favorable Market Environment and Promoting the Non-Ferrous Metals Industry to Adjust Structure, Advance Transformation and Increase Efficiency,” under which the construction of new electrolytic aluminum projects and the reconstruction or expansion of existing electrolytic aluminum projects would be approved only if such construction, reconstruction or expansion would introduce new electrolytic aluminum production capacity in an amount equal to or smaller than the amount of existing electrolytic aluminum production capacity to be replaced by such construction, reconstruction or expansion.

In April 2017, NDRC, MIIT, the Ministry of Land and Resources and the Ministry of Environmental Protection jointly issued the “Notice Regarding the Plan on Special Action for Clean-up and Rectification of Projects in Violation of Laws and Regulations in the Electrolytic Aluminum Industry,” which sets forth a comprehensive plan to inspect electrolytic aluminum projects and rectify violations of applicable laws or regulations revealed in the inspection.

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

In March 2016, the Ministry of Finance (the “MOF”) and the State Administration of Taxation (the “SAT”) jointly promulgated “Notice on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner,” pursuant to which we are allowed to deduct input tax from output tax according to the amount set forth in the special value-added tax invoices obtained from our purchases of services, intangible assets or real estate.

C.	Organizational Structure

Set out below is a chart illustrating our corporate structure as of March 31, 2018:

Below sets forth further information of our principal subsidiaries as of December 31, 2017:

Company	Percentage of ownership interest attributable to the Company	Principal activities
Baotou Aluminum Co., Ltd.	74.33%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products
Chalco Hong Kong Ltd.(1)	100.00%	Overseas investments and alumina import and export activities
Chalco Zunyi Alumina Co., Ltd.	73.28%	Manufacture and distribution of alumina
China Aluminum International Trading Co., Ltd.	100.00%	Trading, import and export activities
Chalco Mining Co., Ltd.	18.86%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, manufacturing and distribution of alumina

Company	Percentage of ownership interest attributable to the Company	Principal activities
Shandong Huayu Alloy Materials Co., Ltd.	55.00%	Manufacture and distribution of aluminum alloy
Chinalco Shanxi Jiaokou Xinghua Technology Ltd. (2)	66%	Manufacture and distribution of alumina
Chalco Shanghai Company Limited	100.00%	Trading and engineering project management
Shanxi Huasheng Aluminum Co., Ltd.	51.00%	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products
Chalco Shanxi New Material Co., Ltd.	85.98%	Manufacture and distribution of alumina, primary aluminum, alloy and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	62.10%	Manufacture and distribution of primary aluminum
Chalco Energy Co., Ltd.	100.00%	Thermoelectric supply and investment management
China Aluminum Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing
Guizhou Huajin Aluminum Co., Ltd.	60.00%	Manufacture and distribution of alumina
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd.	100.00%	Research and development services
Chalco Shandong Co., Ltd.	69.20%	Manufacture and distribution of alumina
Chalco Zhongzhou Aluminum Co., Ltd.	63.10%	Manufacture and distribution of alumina
China Aluminum Logistics Group Corporation Co., Ltd.	100.00%	Logistic transportation

(1)	Chalco Hong Kong Ltd. is incorporated in Hong Kong. All other principal subsidiaries are incorporated in the PRC.
(2)	We directly hold 33% shares and indirectly hold 33% shares, through Chalco Shandong Co., Ltd.
D.	Property, Plants and Equipment

Mines

Bauxite Mines

The following map sets forth details of the area surrounding our largest bauxite mine in China, the Pingguo mine:

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

Coal Mines

We acquired 70% of the equity interest in Gansu Huayang in March 2011, which holds exploration rights for Luochuan mine. The exploration permit will expire in October 2018. Luochuan mine is an underground mine. We have completed the exploration but have not commenced development of Luochuan mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with United States Securities and Exchange Commission Industry Guide 7 (“Industry Guide 7”).

We acquired the mining rights for Laodonghe mine, in January 2013 through Chalco Guizhou Mining Co., Ltd. We hold 80.0% of the equity interest of Laodonghe mine. The mining permit will expire in December 2018. We have completed the exploration but have not commenced development of Laodonghe mine. Laodonghe mine is an underground mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with Industry Guide 7.

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

Wangwa mine, Wangwa No. 2 mine and Yindonggou mine are currently in extraction stage. We primarily use comprehensive mechanized longwall mining method to extract coal from Wangwa mine, Wangwa No. 2 mine and Yindonggou mine and we use advanced coal mining equipment including hydraulic roof supports and shearers. Ningxia Energy holds 50% of interest in Yinxingyijing mine while the other joint owner in Yinxingyijing mine does not participate in its operation. Yinxingyijing mine is currently in trial production. The exploration permit of Yinxingyijing mine will expire in August 2018. We obtained the mining permit in February 2018 and it will expire in February 2048.

The following table sets forth detailed information on Wangwa mine, Wangwa No. 2 mine and Yindonggou mine:

	Wangwa mine	Wangwa No. 2 mine	Yindonggou mine
Nature of Ownership	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco
Commencement of construction	1984(1)	2007	2010
Commencement of extraction	1990(1)	2010	2016
Permit renewal	November 2046	June 2032	July 2036
Mining recovery rate (%)(2)	78	81	76
Depth of mine (meters underground)	400	400	478
Average thickness of main coal seam (meters)	6-11	8-10	2-8
Calorific value (Kcal/kg)	4,900-5,100	4,800-5,000	4,600-4,900
Sulphur content (%)	1.1	1.2	1.12
Average ash content (%)	14.2	15.3	12.2

(1)	Wangwa mine is currently under construction for expansion, the original production capacity of which was 1.5 million tonnes.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.

For the year ended December 31, 2017, Ningxia Energy incurred capital expenditures of approximately RMB1,385 million on infrastructure construction.

Land

Chinalco leases to us 401 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 47.39 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

•	389 pieces of allocated land with an area of approximately 46.09 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and

•	12 pieces of land with an area of approximately 1.3 million square meters. Chinalco has paid the land premiums and obtained land use rights certificates.

The land is leased for the following terms:

•	allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, whose leased terms shall end on the expiration date of the mining rights or at the end of the actual mine life, whichever is earlier);
•	granted land: until expiration of the relevant land use right permits; and
•	for both allocated or granted land: normal commercial terms that stipulate, among other conditions, the terms of use, monthly or annual rental amounts payable in RMB and a six-month notification provision for termination of any lease agreement.

Buildings

Our principal executive offices, which we lease from Chinalco, are located at No. 62 North Xizhimen Street, Haidian District, Beijing, People’s Republic of China, 100082.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. As of the date of this annual report, we leased 302 buildings to Chinalco, with an aggregate gross area of approximately 301,671 square meters, while Chinalco leased 109 buildings to us, with an aggregate gross area of approximately 222,588 square meters. In March 2016, we and China Aluminum Investment and Development Co., Ltd, a wholly-owned subsidiary of Chinalco, renewed a tenancy agreement pursuant to which we would lease from Chinalco the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 North Xizhimen Street, Haidian District, Beijing, PRC, with an aggregate gross floor area of 22,285 square meters. This agreement expired on December 31, 2017. We are in the process of renewing the tenancy agreement with China Aluminum Investment and Development Co., Ltd.

Our Expansion

Our expansion projects in 2017 primarily include:

•	Capacity expansion and technology upgrade of Wangwa mine: The project is planned to have a total annual capacity of 6 million tonnes. We expect to invest a total amount of approximately RMB3,063 million in this project. By the end of 2017, investment in project construction amounted to RMB1,175 million. The project is under construction and planned to be completed by the end of 2018.
•	The 500,000-tonne aluminum alloy product structure adjustment, upgrade and technical innovation project of Inner Mongolia Huayun: We expect to invest a total amount of approximately RMB6,450 million in this project. By the end of 2017, an aggregate of RMB3,375 million of capital expenditure had been incurred. The project has been officially put into operation.

•	The 400,000-tonne light alloy material project of Guangxi Hualei New Material Co., Ltd.: We expect to invest a total amount of approximately RMB6,200 million in this project. By the end of 2017, an aggregate of RMB5,132 million of capital expenditure had been incurred. Production facilities relating to light alloy manufacturing and power generation was put into operation in batches towards the end of 2017.
•	The 400,000-tonne project of Guizhou Huaren New Materials Company Limited: We expect to invest a total amount of approximately RMB2,957 million in this project. By the end of 2017, an aggregate of RMB2,897 million of capital expenditure had been incurred. Production capacity of 300,000 tonnes has been put into operation and another 100,000 tonnes of production capacity is expected to be put into operation in the first half of 2018.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and selected historical financial data, in each case together with the accompanying notes included elsewhere in this annual report. This section contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information - D. Risk Factors.”

As the business combination under common control incurred in the years ended December 31, 2015, 2016 and 2017, the comparative financial data for the years ended December 31, 2013, 2014, 2015 and 2016 are revised to reflect the business combination under common control. Unless otherwise indicated in this section, our financial data for the years ended December 31, 2015 and 2016 are presented based on those revised amounts. Please see Note 38 to our audited consolidated financial statements.

A.	Operating Results

Overview

We are a leading enterprise in the non-ferrous metal industry in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:

•	Our alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as alumina-related products, such as alumina hydrate, alumina-based chemical products and gallium. Alumina accounted for approximately 81.8% of the total production volume for this segment in 2017. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce gallium as a by-product. Gallium is a rare, high-value metal with applications in the electronics and telecommunication industries.
•	Our primary aluminum segment, which consists of the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other electrolytic aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys which accounted for approximately 24%, 44% and 32%, respectively, of our total production volume of primary aluminum in 2017. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

•	Our trading segment, which mainly consists of the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to our internal manufacturing plants and external customers. We established our trading business under Chalco Trading as a separate segment in July 2010 as a result of our operational structural adjustment.
•	Our energy segment, which consists of coal mining and power generation, including conventional coal-fire power generation and renewable energy generation such as wind power and photovoltaic power. We are also engaged in new energy equipment production. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs and secure a portion of the coal we consume in our operations. In 2017, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers, including power generation enterprises and cement plants.
•	Our corporate and other operating segment, which consists of corporate and other aluminum-related research, development, and other activities of the Group.

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

Property, Plant and Equipment - recoverable amount

Property, plant and equipment, other than construction in progress (“CIP“), are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciates them accordingly.

We calculate depreciation on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8-45 years
Machinery	3-30 years
Transportation facilities	6-10 years
Office and other equipment	3-10 years

We reviewed and adjusted the assets’ depreciation method, residual values and useful lives, if appropriate, at the end of each reporting period. An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

CIP represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that is eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

Intangible assets - goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of our previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period. Any impairment is recognized immediately as an expense and is not subsequently reversed.

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

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Mineral exploration rights are subject to amortization when commercial production has commenced.

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

Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss. The impairment is subject to our management’s assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

In accordance with our accounting policy, our management tests whether inventories suffered any impairment based on estimates of the net realizable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate their net recoverable amount of inventories. For inventories held for executed sales contracts, our management estimates the net recoverable amount based on the contracted price; for other inventories, our management estimates the realizable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issuance by our Board, taking into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, our management has established a model in estimating the net recoverable amount at which the inventories can be realized in the normal course of business after considering our manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including our business and the external environment, outcomes within the next financial year would be significantly affected.

Coal reserve estimates and units-of-production depreciation for coal mining rights

External qualified valuation professionals evaluate “economically recoverable reserves” based on reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of our coal reserves are inherently imprecise and represent only the approximate amounts of the coal reserves because of the subjective judgments involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

Income Tax

We estimate our income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from the relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of our deferred tax assets as of December 31, 2017 was RMB1,661 million, compared with approximately RMB1,687 million as of December 31, 2016, without taking into consideration the offsetting of the balances within the same tax jurisdiction. The amount of unrecognized tax losses as of December 31, 2017, was RMB18,214 million, compared with approximately RMB21,991 million as of December 31, 2016.

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

We believe that we have recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact our results or financial position.

Revenue recognition

We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to us and specific criteria have been met for each of our activities (see descriptions below).

(i)	Sales of goods

Revenue from the sales of goods is recognized when we have already transferred the significant risks and rewards of ownership of the goods to the buyers, provided that we maintain neither managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

If we are acting solely as an agent, the related revenue is reported on a net basis.

(ii)	Rendering of services

We provide machinery processing, transportation and packaging services and other services to third- party customers. These services are recognized in the period when the related services are provided.

Investment in joint ventures and associates - recoverable amount

In accordance with the Group’s accounting policy, each investment in joint ventures and associates is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

Economic Condition of China and the World

As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China’s economy continued to experience growth despite the negative effects of the global financial crisis beginning in the second half of 2008 and economic recession in 2009, as well as general market volatility and changing macroeconomic conditions. However, the growth of China’s economy has shown signs of slowing down since 2014, with GDP growth of 6.9% from 2014 to 2015, 6.7% from 2015 to 2016 and 6.9% from 2016 to 2017, as compared to 7.5% from 2013 to 2014.

The global output of alumina (with chemical alumina products included) in 2017 increased approximately 7.7% from 2016 to approximately 130.50 million tonnes. The global alumina consumption (with chemical alumina products included) in 2017 increased approximately 6.6% from 2016 to approximately 130.32 million tonnes. In 2017, the domestic output of alumina (with chemical alumina products included) increased approximately 16.8% from 2016 to approximately 70.25 million tonnes and the domestic consumption for alumina (with chemical alumina products included) increased approximately 12.6% from 2016 to approximately 72.49 million tonnes.

The global output of primary aluminum in 2017 increased approximately 7.5% from 2016 to approximately 63.28 million tonnes. The global consumption of primary aluminum in 2017 increased approximately 6.7% from 2016 to approximately 63.59 million tonnes. In 2017, the domestic output of primary aluminum increased approximately 12.8% from 2016 to approximately 36.66 million tonnes and the domestic consumption of primary aluminum increased approximately 8.3% from 2016 to approximately 35.40 million tonnes.

Mix and Pricing of Our Products

We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We sell most of our self-produced products through Chalco Trading, taking into account the spot market prices and SHFE prices. In 2017, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 7.6%, 20.3%, 68.6% and 3.2%, respectively, of our consolidated total revenues after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed “Item 4. Information of the Company - B. Business Overview - Sales and Marketing.”

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading coordinates the external negotiation and execution of sales contracts of our alumina products. The alumina prices in both domestic and international market have shown a general increase trend in 2017 as a result of the increase in primary aluminum price and a tight supply of bauxite in China. In 2017, the spot price of alumina in the international market reached a high of approximately US$484 per tonne and bottomed out at approximately US$272 per tonne. The average spot price of alumina in the international market was approximately US$354 per tonne, representing an increase of 39% from 2016. The spot price of alumina in the domestic market reached a high of RMB3,805 per tonne and bottomed out at RMB2,215 per tonne. The average spot price of alumina in the domestic market was approximately RMB2,909 per tonne, representing an increase of 41% from 2016. Our average selling price of alumina increased by 41% from RMB2,016 per tonne in 2016 to RMB2,845 per tonne in 2017.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the primary aluminum spot prices and futures price on the SHFE. In 2017, three month aluminum futures prices reached a high of USD2,290.5 per tonne and a low of USD1,676.5 per tonne on LME; and a high of RMB17,320 per tonne and a low of RMB12,505 per tonne on SHFE. The average three-month aluminum futures prices at SHFE increased by 22% from RMB12,101 per tonne in 2016 to RMB14,731 per tonne in 2017. Our average selling price of primary aluminum increased by 17% from RMB12,496 per tonne in 2016 to RMB14,567 per tonne in 2017. In 2017, recovery of the world’s major economies boosted the demand for primary aluminum, while the PRC government advanced the supply-side structural reform by closing down production capacity of primary aluminum in violation of applicable rules and regulations, and restricted the output of primary aluminum in Beijing-Tianjin-Hebei and surrounding areas (“2+26” cities) in the winter heating season. The prices of various raw materials also increased in 2017. All these factors contributed to the significant increase of primary aluminum prices in global and domestic markets in 2017.

Price Volatility of Non-ferrous Metal and Coal Products

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amounts of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from the trading of outsourced products during the past few years due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2017 was approximately RMB100,496 million, representing approximately 81.3% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in the non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operation results, as we need to make the correct prediction concerning the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs

Our cost of revenues consists primarily of the costs of raw materials, overhead cost and electric power cost. Our principal raw material is bauxite. For the years ended December 31, 2015, 2016 and 2017, bauxite supplied by our mines accounted for 55%, 47% and 47%, respectively, of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2017, as a result of increases in prices of raw materials, fuel and electricity, our average cost of alumina per tonne increased by approximately 22% from that in 2016.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 34% of our unit production cost for primary aluminum in 2017. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to, or the destruction of, production equipment and facilities. Our average annual electricity price per kWh decreased by 16% from 2015 to 2016 and increased by 21% from 2016 to 2017.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature, such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2017, we continued to focus on lowering production costs and increasing production efficiency through reducing raw material consumption by improving technology and internal management.

Availability and Costs of Financing

We require a significant amount of capital to fund our operations. For example, we need substantial amounts of funds for expanding our operations, purchasing and maintaining equipment and procuring commodities. We have in the past funded our capital expenditures primarily with bank loans and the issuance of medium-term notes and bonds and long-term bonds. The availability of financing is subject to various factors, including our credit history and PRC government’s policy on credit markets. Over the years, we have maintained good relationships with the commercial banks in China, which enables us to access bank financing at relatively low costs. In recent years, the PRC government had tightened its monetary policies to control inflation, including increasing interest rates on bank loans and deposits and tightening the money supply. Any change towards stricter lending policies in the future may, among other things, affect our ability to obtain financing and may in turn adversely affect our operating results.

Our finance costs increased by 3.4% from 2016 to 2017, primarily due to the increase in exchange loss. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.

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

Selected Statement of Operation Items

Revenue

Our revenue is primarily generated from sales of alumina, primary aluminum, other non-ferrous metal products and coal products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. In 2010, we established our trading business as a new business segment.

Cost of Sales

Our cost of sales consists primarily of the purchase of inventories in relation to trading activities, cost of raw materials, consumables and electric power used in manufacturing, the fixed cost of and employee benefit expenses. For the years ended December 31, 2015, 2016 and 2017, our cost of sales was RMB121,172.3 million, RMB133,674.3 million and RMB165,675.0 million, respectively, and accounted for 98.0%, 92.7% and 92.0%, respectively, of the total consolidated revenues for those periods.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses, employee benefit expenses for employees in selling and distribution department, warehouse and other storage fees, depreciation of non-production property, plant and equipment, sales commissions and other handling fees, marketing and advertising expenses, among others. Selling and distribution expenses accounted for 41.4%, 36.6% and 31.5% of our total operating expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of early retirement benefit expenses, employee benefit expenses for directors and officers and employees in administrative department and, to a lesser extent, taxes other than income tax expenses, impairment of intangible assets, depreciation of non-production property, plant and equipment, provision for impairment of receivables, termination benefit expenses, operating lease rental expenses, travelling and entertainment, legal and other professional fees, amortization of land use rights and leasehold land, utilities and office supplies, insurance expense, pollutants discharge fees, repairs and maintenance expenses, auditors’ remuneration, amortization of intangible assets, and others. General and administrative expenses accounted for 54.5%, 59.4% and 61.6% of our total operating expenses for the years ended December 31, 2015, 2016 and 2017, respectively. Employee benefit expenses, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, termination benefit and retirement benefit cost-defined contribution schemes, comprise a significant component of our general and administrative expenses, accounting for 43.3%, 51.0% and 51.3% of our total general and administrative expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

Research and Development Expenses. Our research and development expenses accounted for 3.9%, 3.0% and 6.7% of our total operating expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment accounted for 0.2%, 1.0% and 0.2% of our total operating expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

Other Income

Other income consists primarily of research subsidies, grants on energy saving, environment protection projects and industrial development support from the government.

Other Gains, net

Our other net gains in 2017 were RMB320.0 million, which consisted primarily of gains on deemed disposal and disposal of subsidiaries and gains on previously held equity interest remeasured at acquisition-date fair value, partially offset by losses and unrealised losses on future, forward and option contracts.

Finance Income

Our finance income consists primarily of interest income. For the year ended December 31, 2017, our finance income was RMB706.3 million, and accounted for 0.4% of the total consolidated revenues.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings, which we have incurred mainly to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People’s Bank of China. The People’s Bank of China regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government’s efforts to regulate the PRC economy. In 2017, we incurred interest expense (net of capitalized interest) of RMB4,817.2 million on our borrowings.

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

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenues from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in millions, except percentage)
Revenue	123,667.7	100.0	144,228.9	100.0	180,080.8	27,677.9	100.0
Cost of Sales	(121,172.3)	(98.0)	(133,674.3)	(92.7)	(165,675.0)	(25,463.8)	(92.0)
Gross Profit	2,495.4	2.0	10,554.6	7.3	14,405.8	2,214.1	8.0
Selling and distribution expenses	(1,787.8)	(1.4)	(2,069.4)	(1.4)	(2,342.5)	(360.0)	(1.3)
General and administrative expenses	(2,358.8)	(1.9)	(3,360.7)	(2.3)	(4,568.2)	(702.1)	(2.5)
Research and development expenses	(168.9)	(0.1)	(168.9)	(0.1)	(494.6)	(76.0)	(0.3)
Impairment loss on property, plant and equipment	(10.0)	<0.1	(57.1)	<0.1	(15.6)	(2.4)	<0.1
Other income	1787.7	1.4	745.2	0.5	342.0	52.6	0.2
Other gains, net	5,023.6	4.1	166.4	0.1	320.0	49.1	0.2
Operating profit	4,981.2	4.0	5,810.1	4.0	7646.9	1,175.3	4.2
Finance Income	812.5	0.7	815.8	0.6	706.3	108.6	0.4
Finance cost	(5,979.5)	(4,8)	(5,019.9)	(3.5)	(5,189.9)	(797.8)	(2.9)
Share of profits and losses of joint ventures	23.2	<0.1	(95.5)	(0.1)	8.2	1.3	<0.1
Share of profits and losses of associates	284.5	0.2	115.0	0.1	(165.3)	(25.4)	(0.1)
Profit before income tax	121.9	0.1	1,625.5	1.1	3,006.2	462.0	1.7
Income tax benefit/(expense)	226.0	0.2	(404.1)	(0.3)	(642.3)	(98.7)	(0.4)
Profit for the year	347.9	0.3	1,221.4	0.8	2,363.9	363.3	1.3

No customer individually accounted for more than 10% of our total sales for the year ended December 31, 2017. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 11.6%, 9.0% and 8.3% of consolidated revenues for the years ended December 31, 2015, 2016 and 2017, respectively. For information on related party transactions, see “Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions” and Note 35 to our audited consolidated financial statements.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenue

Our revenue increased by 24.9% from RMB144,228.9 million for the year ended December 31, 2016, to RMB180,080.8 million for the year ended December 31, 2017, primarily due to the increase in prices and trading volume of products.

Cost of Sales

Our cost of sales increased by 23.9% from RMB133,674.3 million for the year ended December 31, 2016, to RMB165,675.0 million for the year ended December 31, 2017, primarily due to the increase in the prices of raw materials and energy consumed as well as the increase in trading volume of products.

Selling and Distribution Expenses

Our selling and distribution expenses amounted to RMB2,342.5 million for the year ended December 31, 2017, representing an increase from RMB2,069.4 million for the year ended December 31, 2016, primarily due to the increase of trading volume of products.

General and Administrative Expenses

Our general and administrative expenses increased by 35.9% from RMB3,360.7 million for the year ended December 31, 2016, to RMB4,568.2 million for the year ended December 31, 2017, primarily attributable to the provision for the early retirement benefits for certain employees and the increase in tax expenses.

Research and Development Expenses

Our research and development expenses significantly increased from RMB168.9 million in the year ended December 31, 2016 to RMB494.6 million for the year ended December 31, 2017, primarily due to an increase in the research and development investment in advanced techonologies relating to aluminum alloy and alumina.

Other Income

Other income decreased from RMB745.2 million in the year ended December 31, 2016 to RMB342.0 million for the year ended December 31, 2017, primarily due to a decrease in government grants.

Other Gains, Net

Our net other gains increased from RMB166.4 million for the year ended December 31, 2016 to RMB320.0 million for the year ended December 31, 2017, primarily due to gains on deemed disposal and disposal of subsidiaries.

Finance Income

Our finance income decreased from RMB815.8 million for the year ended December 31, 2016 to RMB706.3 million for the year ended December 31, 2017, primarily due to a decrease in the interest received from unpaid disposal proceeds.

Finance Costs

Our finance costs increased by 3.4% from RMB5,019.9 million for the year ended December 31, 2016 to RMB5,189.9 million for the year ended December 31, 2017, primarily due to the increase in exchange loss.

Share of Profits and Losses of Joint Ventures

We had a profit of RMB8.2 million in our share of profits and losses of joint venture for the year ended December 31, 2017, whereas we incurred a loss of RMB95.5 million in our share of profits and losses of joint venture for the year ended December 31, 2016. This was primarily attributable to the improved results of operation of our joint ventures.

Share of Profits and Losses of Associates

We had a profit of RMB115.0 million in our share of profits and losses of associates for the year ended December 31, 2016, whereas we incurred a loss of RMB165.3 million in our share of profits and losses of associates for the year ended December 31, 2017. This was primarily attributable to the decrease in the profits of our associates.

Income Tax

Our income tax expense increased from RMB404.1 million for the year ended December 31, 2016 to RMB642.3 million for the year ended December 31, 2017. This was mainly attributable to more income taxes recognized as a result of increase in profit for the year 2017.

Results of Operations

As a result of the foregoing, our net profit increased from RMB1,221.4 million for the year ended December 31, 2016 to RMB2,363.9 million for the year ended December 31, 2017.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenue

Our revenue increased by 16.6% from RMB123,667.7 million for the year ended December 31, 2015, to RMB144,228.9 million for the year ended December 31, 2016, primarily due to the increase of trading volume during the year.

Cost of Sales

Our cost of sales increased by 10.3% from RMB121,172.3 million for the year ended December 31, 2015, to RMB133,674.3 million for the year ended December 31, 2016, primarily due to the increase of trading volume during the year.

Selling and Distribution Expenses

Our selling and distribution expenses amounted to RMB2,069.4 million for the year ended December 31, 2016, representing an increase by 15.8% from RMB1,787.8 million for the year ended December 31, 2015.

General and Administrative Expenses

Our general and administrative expenses increased by 42.5% from RMB2,358.8 million for the year ended December 31, 2015, to RMB3,360.7 million for the year ended December 31, 2016, primarily attributable to costs incurred for the reposition of certain redundant personnel for the purpose of enhancing productivity.

Research and Development Expenses

Our research and development expenses remain relatively stable around RMB168.9 million from 2015 to 2016.

Other Income

Other income decreased from RMB1,787.7 million in the year ended December 31, 2015 to RMB745.2 million for the year ended December 31, 2016, primarily due to changing of the way that the government provided support for our Group.

Other Gains, Net

Our net other gains decreased from RMB5,023.6 million for the year ended December 31, 2015 to RMB166.4 million for the year ended December 31, 2016, primarily due to relatively more gains generated from disposal of property, plant and equipment and land use rights and equity interests in Jiaozuo Wanfang and Shanxi Huaxing in 2015.

Finance Income

Our finance income slightly increased from RMB812.5 million for the year ended December 31, 2015 to RMB815.8 million for the year ended December 31, 2016.

Finance Costs

Our finance costs decreased by 16.0% from RMB5,979.5 million for the year ended December 31, 2015 to RMB5,019.9 million for the year ended December 31, 2016, primarily due to decline in lending rates and adjustment to the size of interest-bearing liabilities.

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

Share of Profits and Losses of Associates

Our share of profits and losses of associates decreased by 59.6% from RMB284.5 million for the year ended December 31, 2015 to RMB115.0 million for the year ended December 31, 2016, primarily attributable to the decrease in the profit of our associates.

Income Tax

Our income tax benefit was RMB226.0 million for the year ended December 31, 2015, whereas we had income tax expense of RMB404.1 million for the year ended December 31, 2016. This was mainly attributable to more income taxes recognized as a result of increase in profit for the year 2016.

Results of Operations

As a result of the foregoing, our net profit increased from RMB347.9 million for the year ended December 31, 2015 to RMB1,221.4 million for the year ended December 31, 2016.

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

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2017	2017	2017
	RMB	RMB	RMB	US$	%	%
	(in millions, except percentage)
Revenue
Alumina:
External sales	6,853.5	9,518.9	13,665.9	2,100.4	5.7	7.6
Inter-segment sales	26,643.8	20,508.3	24,413.3	3,752.2	10.2
Total	33,497.3	30,027.2	38,079.2	5,852.6	15.9
Primary aluminum:
External sales	28,111.8	29,482.3	36,552.0	5,617.9	15.3	20.3
Inter-segment sales	8,861.4	4,981.9	10,693.6	1,643.6	4.5
Total	36,973.2	34,464.2	47,245.6	7,261.5	19.8
Trading
External sales	84,222.2	100,439.4	123,655.4	19,005.5	51.7	68.6
Inter-segment sales	9,908.9	13,906.5	23,159.1	3,559.5	9.7
Total	94,131.1	114,345.9	146,814.5	22,565.0	61.4
Energy
External sales	4,192.8	4,382.3	5,733.7	881.3	2.4	3.2
Inter-segment sales	98.1	137.5	517.3	79.5	0.2
Total	4,290.9	4,519.8	6,251.0	960.8	2.6
Corporate and others
External sales	287.4	406.0	473.8	72.8	0.2	0.3
Inter-segment sales	15.0	98.4	171.5	26.4	0.1
Total	302.4	504.4	645.3	99.2	0.3
Total Revenues before inter-segment eliminations	169,194.9	183,861.5	239,035.6	36,739.1	100.0
Eliminations of inter-segment sales	(45,527.2)	(39,632.6)	(58,954.8)	(9,061.2)	(24.7)
Consolidated total revenues	123,667.7	144,228.9	180,080.8	27,677.9	75.3	100.0

The following table sets forth segment results before income tax by segment for the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in millions)
Alumina:
Revenues	33,497.3	30,027.3	38,079.1	5,852.7
Cost and expenses(1)	(31,601.6)	(29,116.9)	(34,827.3)	(5,352.9)
Segment results(2)	1,895.7	910.4	3,251.8	499.8
Primary aluminum:
Revenues	36,973.2	34,464.2	47,245.6	7,261.5

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in millions)
Cost and expenses(1)	(38,360.1)	(32,280.4)	(46,419.0)	(7,134.5)
Segment results(2)	(1,386.9)	2,183.8	826.6	127.0
Trading:
Revenues	94,131.1	114,345.9	146,814.5	22,565.0
Cost and expenses(1)	(95,365.7)	(113,536.8)	(146,084.4)	(22,452.8)
Segment results(2)	(1,234.6)	809.1	730.1	112.2
Energy:
Revenues	4,290.9	4,519.8	6,251.0	960.8
Cost and expenses(1)	(4,365.1)	(4,486.4)	(6,422.3)	(987.1)
Segment results(2)	(74.2)	33.4	(171.3)	(26.3)
Corporate and others
Revenues	302.4	504.4	645.3	99.2
Cost and expenses(1)	431.4	(2,497.6)	(2,373.9)	(364.9)
Segment results(2)	733.8	(1,993.2)	(1,728.6)	(265.7)
Elimination(3)	188.1	(318.0)	97.6	15.0
Total (loss)/profit before income tax	121.9	1,625.5	3,006.2	462.0

(1)	Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.
(2)	Segment results refer to profit/(loss) before income tax.
(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Alumina Segment

Revenues. Total revenue generated by the alumina segment increased by 26.8% from RMB30,027.3 million for the year ended December 31, 2016, to RMB38,079.1 million for the year ended December 31, 2017, primarily due to the increase in the price and trading volume of alumina.

Revenue from external sales of the alumina segment increased by 43.6% from RMB9,518.9 million for the year ended December 31, 2016, to RMB13,665.8 million for the year ended December 31, 2017, primarily due to the increase in the price of the external sales of alumina.

Revenue from inter-segment sales of the alumina segment increased from RMB20,508.4 million for the year ended December 31, 2016, to RMB24,413.3 million for the year ended December 31, 2017.

Cost and expenses. The total cost and expenses for our alumina segment increased from RMB29,116.9 million for the year ended December 31, 2016, to RMB34,827.3 million for the year ended December 31, 2017, primarily due to the increase in the prices of bauxite, other raw materials and energy.

Segment results. The segment profit for our alumina segment significantly increased from RMB910.4 million for the year ended December 31, 2016 to RMB3,251.8 million for the year ended December 31, 2017, primarily due to the increase in profit margin and trading volume.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment increased by 37.1% from RMB34,464.2 million for the year ended December 31, 2016, to RMB47,245.6 million for the year ended December 31, 2017, primarily due to the increase in trading volume and price of primary aluminum.

Revenue from external sales of the primary aluminum segment increased by 24.0% from RMB29,482.3 million for the year ended December 31, 2016, to RMB36,552.0 million for the year ended December 31, 2017, primarily due to increase in the price and trading voulme for the external sales of primary aluminum.

Revenue from inter-segment sales of primary aluminum segment increased from RMB4,981.9 million for the year ended December 31, 2016, to RMB10,693.6 million for the year ended December 31, 2017, primarily due to the increase in price of inter-segment sales of primary aluminum.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased from RMB32,280.4 million for the year ended December 31, 2016, to RMB46,419.0 million for the year ended December 31, 2017, primarily due to the increase in the prices of alumina and electricity and trading volume of primary aluminum.

Segment results. The segment profit for our primary aluminum segment decreased from RMB2,183.8 million for the year ended December 31, 2016 to RMB826.6 million for the year ended December 31, 2017, primarily due to the increase in the price of alumina and the costs of electricity consumed in primary aluminum smelting.

Trading Segment

Revenues. Total revenue generated by the trading segment increased from RMB114,345.9 million for the year ended December 31, 2016 to RMB146,814.5 million for the year ended December 31, 2017, primarily due to the increase in prices and trading volume and prices of main products, such as alumina, aluminum alloy, copper and zinc.

Revenue from external sales of the trading segment increased from RMB100,439.4 million for the year ended December 31, 2016 to RMB123,655.4 million for the year ended December 31, 2017, primarily due to the increase in prices and trading volume of the external trading of main products, such as alumina, aluminum alloy, copper and zinc.

Revenue from internal sales of the trading segment increased from RMB13,906.5 million for the year ended December 31, 2016 to RMB23,159.1 million for the year ended December 31, 2017, primarily due to the increase in prices and trading volume of the inter-segment trading of main products, such as alumina and coal.

Cost and expenses. The total cost and expenses for our trading segment increased from RMB113,536.8 million for the year ended December 31, 2016 to RMB146,084.4 million for the year ended December 31, 2017, primarily due to the increase in purchasing prices and trading volume.

Segment results. The segment profit for our trading segment decreased from RMB809.1 million for the year ended December 31, 2016 to RMB730.1 million for the year ended December 31, 2017. This was mainly attributable to the decrease in profit margin.

Energy Segment

Revenues. Total revenue generated by the energy segment increased from RMB4,519.8 million for the year ended December 31, 2016 to RMB6,251.0 million for the year ended December 31, 2017, primarily due to the increase in the price and trading volume of coal.

Revenue from external sales of the energy segment increased from RMB4,382.3 million for the year ended December 31, 2016 to RMB5,733.7 for the year ended December 31, 2017, primarily due to the increase in the price and trading volume of the external sales of coal.

Revenue from internal sales of the energy segment increased from RMB137.5 million for the year ended December 31, 2016 to RMB517.3 million for the year ended December 31, 2017, primarily due to the increase in price and trading volume of the inter-segment sales of coal.

Cost and expenses. The total cost and expenses for our energy segment increased from RMB4,486.4 million for the year ended December 31, 2016 to RMB6,422.3 million for the year ended December 31, 2017, primarily due to the increase in trading volume of coal.

Segment results. We had a segment profit of RMB33.4 million for the year ended December 31, 2016, whereas we recorded a segment loss of RMB171.3 million for the year ended December 31, 2017. This was mainly because we incurred gains on disposal of non-current assets in 2016.

Corporate and Other Operating Segment

Revenues. Revenue from the corporate and other operating segment increased from RMB504.4 million for the year ended December 31, 2016 to RMB645.3 million for the year ended December 31, 2017.

Segment results. The segment loss for our corporate and other operate segment decreased from RMB1,993.2 million for the year ended December 31, 2016 to RMB1,728.6 million for the year ended December 31, 2017.

Year Ended December 31, 2016, Compared with Year Ended December 31, 2015

Alumina Segment

Revenues. Total revenue generated by the alumina segment decreased by 10.4% from RMB33,497.3 million for the year ended December 31, 2015, to RMB30,027.3 million for the year ended December 31, 2016, primarily due to a decrease in average selling price of alumina.

Revenue from external sales of the alumina segment increased by 38.9% from RMB6,853.4 million for the year ended December 31, 2015, to RMB9,518.9 million for the year ended December 31, 2016, primarily due to the increase in the external sales volume of alumina.

Revenue from inter-segment sales of the alumina segment decreased from RMB26,643.9 million for the year ended December 31, 2015, to RMB20,508.4 million for the year ended December 31, 2016.

Cost and expenses. The total cost and expenses for our alumina segment decreased from RMB31,601.6 million for the year ended December 31, 2015, to RMB29,116.9 million for the year ended December 31, 2016, primarily due to a decrease in the prices of materials and energy and improvement in energy efficiency during the manufacturing process.

Segment results. The segment profit for our alumina segment decreased from RMB1,895.7 million for the year ended December 31, 2015 to RMB910.4 million for the year ended December 31, 2016, primarily due to gains from remeasurement of remaining equity interest in Shanxi Huaxing recognized in 2015 and a decrease of approximately 15% in the price of alumina, partially offset by the decrease of approximate 12% in cost.

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

Trading Segment

Revenues. Total revenue generated by the trading segment increased from RMB94,131.1 million for the year ended December 31, 2015 to RMB114,345.9 million for the year ended December 31, 2016, primarily due to increase in trading volume.

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

As of December 31, 2017, our current assets amounted to RMB68,349.3 million, representing an increase of 2.8% from RMB66,486.7 million as of December 31, 2016. As of December 31, 2017, our trade and notes receivable amounted to RMB8,026.2 million, representing an increase of 9.2% from RMB7,349.6 million as of December 31, 2016. As of December 31, 2017, our restricted cash and time deposits and cash and cash equivalents balance amounted to RMB29,903.2 million, representing an increase of 15.5% from RMB25,901.2 million as of December 31, 2016, primarily due to an increase in cash and cash equivalents.

As of December 31, 2017, our current liabilities amounted to RMB89,976.9 million, representing an increase of 8.2% from RMB83,179.8 million as of December 31, 2016, primarily due to the increase in our bonds payable and long-term borrowings reclassified to be due within one year.

As of December 31, 2017, our net current liabilities amounted to RMB21,627.6 million, representing an increase of 29.6% from RMB16,693.1 million as of December 31, 2016. As of December 31, 2017, our current ratio (current assets/current liabilities) was 0.76, compared with 0.80 as of December 31, 2016. Our quick ratio ((current assets - inventories - prepayments)/current liabilities) was 0.52 as of December 31, 2017, compared with 0.55 as of December 31, 2016.

We have considered our available sources of funds as follows:

•	Our expected net cash inflows from operating activities in 2018;
•	As of December 31, 2017, we had total banking facilities of approximately RMB152,080 million, of which RMB69,414 million had been utilized and unutilized banking facilities amounted to RMB82,666 million as of December 31, 2017, among which, banking facilities of approximately RMB56,104 million will be subject to renewal during the next 12 months from January 1, 2018. We are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing; and
•	Other available sources of financing from banks and other financial institutions based on our good credit history.

We believe that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from December 31, 2017. The Board therefore continues to adopt the going concern basis in preparing these financial statements.

Cash Flows and Working Capital

The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in millions)
Net cash flows generated from operating activities	7,317.7	11,530.4	13,127.8	2,017.7
Net cash flows generated from/(used in) investing activities	2,392.6	(4,998.6)	(7,133.4)	(1,096.4)
Net cash flows used in financing activities	(5,448.0)	(3,671.9)	(1,835.9)	(282.2)

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in millions)
Net increase in cash and cash equivalents	4,262.3	2,859.9	4,158.5	639.1

Net Cash Flows Generated from Operating Activities

For the year ended December 31, 2017, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB14,708.4 million and net cash generated from operating activities of RMB13,127.8 million. The adjustment primarily consisted of non-cash and non-operating activities items such as depreciation of property, plant and equipment of RMB6,606.3 million and finance cost of RMB5,189.9 million and outflows of RMB632.7 million for changes in working capital and outflows of income tax of RMB947.9 million. The outflows from changes in working capital consisted primarily of (i) an increase in inventories of RMB2,605.9 million and (ii) an increase in trade and notes receivables of RMB2,123.2 million, and partially offset by (i) an increase in other payables and accrued liabilities of RMB1,875.0 million, (ii) an increase in trade and notes payables of RMB1,511.9 million and (iii) a decrease in other current assets of RMB1,275.5 million.

For the year ended December 31, 2016, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB13,160.4 million and net cash generated from operating activities of RMB11,530.4 million. The adjustment consisted primarily of non-cash and non-operating activities items such as realized and unrealized loss on futures, option and forward contracts of RMB1,135.7 million, finance cost of RMB5,019.9 million, net gains on disposal of other property, plant and equipment and land use rights of RMB816.7 million and depreciation of property, plant and equipment of RMB6,577.5 million and outflows of RMB1,575.1 million for changes in working capital and outflows of income tax of RMB54.9 million. The outflows from changes in working capital consisted primarily of (i) an increase in trade and notes receivables of RMB3,679.8 million and (ii) a decrease in trade and notes payable of RMB3,401.5 million, and partially offset by (i) a decrease in inventories of RMB2,412.8 million and (ii) a decrease in other current assets of RMB3,466.5 million.

For the year ended December 31, 2015, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash outflows of RMB7,395.7 million and net cash generated from operating activities of RMB7,317.7 million. The adjustment consisted primarily of non-cash and non-operating activities items such as finance cost of RMB5,979.5 million, gains on disposal and deemed disposal of RMB2,569.3 million, net gains on disposal of other property, plant and equipment and land use rights of RMB2,317.9 million and depreciation of property, plant and equipment of RMB6,945.0 million and inflows of RMB199.4 million for changes in working capital and outflows of income tax of RMB277.4 million. The inflows from changes in working capital consisted primarily of (i) a decrease in inventories of RMB1,805.1 million and (ii) an increase in other payables and accrued liabilities of RMB1,024.2 million, partially offset by an increase in other current assets of RMB804.8 million.

Net Cash Flows Generated from /(Used in) Investing Activities

The net cash flows used in investing activities was RMB7,133.4 for the year ended December 31, 2017, whereas the net cash flows used in investing activities was RMB4,998.6 million for the year ended December 31, 2016. This was mainly attributable to an increase in our capital expenditure. In 2015, we had net cash flows generated from investing activities of RMB2,392.6 million.

Net Cash Flows Used in Financing Activities

The net cash flows used in financing activities were RMB1,835.9 for the year ended December 31, 2017, representing a decrease of net cash outflows of RMB1,836.0 million from the net outflows of RMB3,671.9 million for the year ended December 31, 2016, mainly because of the capital injection from non-controlling shareholders of RMB12,717.8 million and that we incurred net cash inflows from the drawdown and repayment of interest-bearing loans in 2017 whereas we incurred net cash outflows from the same activities in 2016. Our net cash used in financing activities for the year ended December 31, 2017, consisted primarily of repayments of short-term and long-term loans of RMB78,673.5 million, repayments of short-term bonds and medium-term notes of RMB16,300.0 million and interest payments of RMB5,217.0 million, partially offset by drawdown of short-term and long-term loans of RMB83,523.7 million and capital injection from non-controlling shareholders of RMB12,717.8 million.

The net cash flows used in financing activities were RMB3,671.9 million for the year ended December 31, 2016, representing a decrease of net cash outflows of RMB1,776.1 million from the net outflows of RMB5,448.0 million for the year ended December 31, 2015, mainly attributable to decrease in cash outflow for repayments of short-term and long-term loans. Our net cash used in financing activities for the year ended December 31, 2016, consisted primarily of repayments of short-term and long-term loans of RMB48,648.6 million, repayments of short-term bonds and medium-term notes of RMB13,500.0 million and interest payments of RMB5,128.4 million, partially offset by drawdown of short-term and long-term loans of RMB44,691.9 million and proceeds from issuance of bonds and notes, net of issuance costs, of RMB11,070.7 million.

Loans and Borrowings

During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2016 and 2017, our gearing ratio (net debts/total capital attributable to owners of the parent as defined in Note 36.3 to our audited consolidated financial statements) was approximately 74% and 72%, respectively.

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(in millions)
Short-term loans and borrowings
Short-term bank and other loans	32,321.8	30,834.4	4,739.2
Short-term bonds	8,020.0	3,601.6	553.6
Gold leasing arrangements	2,990.6	6,818.4	1,048.0
Current portion of finance lease payable	2,008.7	2,115.6	325.2
Current portion of medium-term notes	8,393.1	12,492.4	1,920.0
Current portion of long-term bank and other loans	4,725.2	6,890.2	1,058.9
Sub-total	58,459.4	62,752.6	9,644.9
Long-term loans and borrowings
Finance lease payable	6,692.3	5,607.6	861.9
Long-term bank and other loans	31,700.3	40,483.3	6,222.2
Medium-term notes and bonds and long-term bonds	24,057.1	15,697.0	2,412.6
Less:
Current portion of medium-term notes	(8,393.1)	(12,492.4)	(1,920.0)
Current portion of long-term bank and other loans	(4,725.2)	(6,890.2)	(1,059.1)
Current portion of finance lease payable	(2,008.7)	(2,115.6)	(325.2)
Sub-total	47,322.7	40,289.7	6,192.4
Total borrowings	105,782.1	103,042.3	15,837.3
Less: Bank balances and cash	25,901.1	29,903.2	4,596.0
Net	79,881.0	73,139.1	11,241.3

Bank and Other Loans

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2017, was 4.43%. Our short-term bank and other loans will mature within one year.

The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2017, was 5.67%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2017:

	As of December 31, 2017
	RMB	US$
	(in millions)
Within 1 year	6,890.1	1,059.1
Between 1 and 2 years	5,174.0	795.2
Between 2 and 5 years	8,673.8	1,333.1
Over 5 years	19,745.4	3,034.8
Total	40,483.3	6,222.2

As of December 31, 2017, we had secured loans of RMB16,008.2 million (including long-term and short-term loans). As of December 31, 2017, long-term loans and borrowings amounting to RMB11,932 million (current portion of RMB997 million and non-current portion of RMB10,935 million) were secured by the contractual right to charge users for electricity generated in the future and no short-term loans and borrowings were secured by letters of credit.

As of December 31, 2017, we had foreign currency denominated loans with a principal amount of RMB21 million in Japanese Yen and RMB1,860 million in U.S. dollars.

Notes and Bonds

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium-term notes as of December 31, 2017:

	Face value/maturity	Effective interest rate	December 31, 2017
	(RMB in thousands)
2015 medium-term notes	3,000,000/2018	5.53%	2,999,030
2015 medium-term notes	1,500,000/2018	5.01%	1,496,503
2013 medium-term bonds	3,000,000/2018	5.99%	2,999,211
2015 medium-term bonds	3,000,000/2018	6.11%	2,999,359
2015 medium-term bonds	2,000,000/2018	6.08%	1,998,275
2016 private placement notes	3,215,000/2019	5.12%	3,204,583
Total			15,696,961

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2017:

	Face value /maturity	Effective interest rate	December 31, 2017
	(RMB in thousands)
2017 short-term bonds	3,000,000/2018	4.30%	3,101,573
2017 short-term bonds	500,000/2018	4.90%	500,000
Total			3,601,573

Senior Perpetual Capital Securities

Please refer to “Item 4. Information on the Company - A. History and Development of the Company - Senior Perpetual Capital Securities Offering” for further details.

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

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures for the years ended 2015, 2016 and 2017, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:

	Year Ended December 31
	2015		2016		2017
	RMB	%	RMB	%	RMB	%
	(in millions, except percentage)
Alumina	5,528.3	53.2	2,842.0	32.4	2,558.7	25.5
Primary aluminum	1,997.2	19.3	4,121.9	46.8	5,533.4	55.2
Trading	17.5	0.2	81.6	0.9	86.4	0.9
Energy	2,411.6	23.3	1,609.8	18.3	1,580.5	15.8
Corporate and others	412.7	4.0	143.9	1.6	262.2	2.6
Total	10,367.3	100.0	8,799.2	100.0	10,021.2	100.0

In 2017, we spent approximately RMB10,021 million of our capital expenditures (excluding equity interest investments) primarily in investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

Our capital expansion plan for 2018 requires a total of approximately RMB12.5 billion in capital expenditures for infrastructure and technology upgrading.

As of December 31, 2017, our Group’s contractual but not provided capital commitment to fixed assets investment amounted to RMB2,967.5 million.

As of December 31, 2017, our commitment under operating leases amounted to RMB15,315.5 million, of which the amount payable within one year was RMB658.6 million, the amount payable from one to five years was RMB2,112.8 million and the amount payable after five years was RMB12,544.1 million.

As of December 31, 2017, our commitments to make capital contribution to our associates and joint ventures amounted to RMB374.8 million, comprised of the capital contributions of RMB320.0 million to Huaneng Ningxia Energy Co., Ltd., RMB21.0 million to Chalco Shituo Intelligence Technology Company Limited, RMB27.8 million to Shanxi Chalco Taiyue New Materials Co., Ltd. and RMB6.0 million to Chinalco Tendering Company Limited, respectively.

We expect to use primarily operating cash flow in meeting such commitments with the shortfall to be satisfied by proceeds of bank loans, short-term and long-term bonds and medium-term notes.

C.	Research and Development

Our department of science and technology management is responsible for organizing and coordinating the research and development efforts of the Company. The Zhengzhou Institute, the only organization in China dedicated to aluminum smelting research, is responsible for taking the lead in the research and development of important and key technologies for our operations and providing technology services for our plants. The technology centers at our plants focus on providing solutions for specific issues of each plant and applying our developed technologies. Each of the plants also has opportunities to participate in operational testing and pilot industralization relating to research and development of important and key technologies. We also collaborate with universities and other research institutions in China on some of our complicated projects.

Our total expenditure for research and development was approximately RMB168.9 million, RMB168.9 million and RMB494.6 million in 2015 and 2016 and 2017, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017, to December 31, 2017, that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.	Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements material to investors that have or are reasonably likely to have a current or future effect on our financial condition, our changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2017:

	Payment due by period
	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter
	(RMB in millions)
Finance lease payable, including current portion	6,098.5	2,372.0	1,762.6	1,890.3	73.6
Long-term bank and other loans, including current portion	40,483.3	6,890.1	5,174.0	8,673.8	19,745.4

Medium-term notes and bonds, including current portion	15,715.0	12,500.0	3,215.0	–	–
Short-term bonds	3,500.0	3,500.0	–	–	–
Gold leasing arrangement	6,818.4	6,818.4	–	–	–
Short-term bank and other loans	30,834.4	30,834.4	–	–	–
Interest payables for borrowings	12,559.9	5,282.0	2,123.2	4,106.0	1,048.7
Financial liabilities at fair value through profit or loss	89.4	89.4	–	–	–
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	10,307.3	10,307.3	–	–	–
Financial liabilities included in other non-current liabilities	804.4	–	107.8	108.9	587.7
Trade and notes payables	12,322.0	12,322.0	–	–	–
Subtotal	139,532.6	90,915.6	12,382.6	14,779.0	21,455.4
Capital commitments	2,967.5	N/A	N/A	N/A	N/A
Commitments for capital contribution	374.8	N/A	N/A	N/A	N/A
Commitments under operating lease	15,315.5	658.6	643.8	1,469.0	12,544.1
Total	18,657.8

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The sixth session of our Board currently consists of nine directors, including three executive directors, three non-executive directors and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People’s Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2017, and up to date of this Annual Report.

Name	Age	Positions with the Company
Executive Directors (1)
Yu Dehui (2)	58	Executive Director and Chairman of the Board
Ao Hong (3)	56	Executive Director and President (resigned)
Lu Dongliang (4)	44	Executive Director and President
Jiang Yinggang	54	Executive Director and Vice President
Non-executive Directors (5)
Ao Hong (3)	56	Non-executive Director
Liu Caiming	55	Non-executive Director
Wang Jun	52	Non-executive Director
Independent Non-executive Directors
Chen Lijie	63	Independent Director
Hu Shihai	63	Independent Director
Lie-A-Cheong Tai Chong, David	58	Independent Director

(1)	Mr. Yu Dehui was re-designated by the Board from a non-executive director to an executive director of the Company on August 17, 2017. Mr. Ao Hong resigned from the position of the President of the Company and was re-resigned by the Board from an executive director to a non-executive director on February 13, 2018. As of the date of this annual report, we had three executive directors.
(2)	On August 17, 2017, Mr. Yu Dehui was re-designated by the Board from a non-executive director to an executive director of the Company.
(3)	Due to other work commitment, Mr. Ao Hong resigned from the position of the President of the Company at the twentieth meeting of the sixth session of the Board, with effect from February 13, 2018. On the same date, Mr. Ao was re-designated by the Board from an executive director to a non-executive director of the Company.
(4)	On February 13, 2018, Mr. Lu Dongliang was appointed by the Board as the President of the Company and dismissed from the original position of senior vice president of the Company.
(5)	On February 13, 2018, the Board resolved to re-designate Mr. Ao from an executive director to a non-executive director. As of the date of this annual report, we had three non-executive directors.

Executive Directors

Yu Dehui, aged 58, currently serves as an executive director and the Chairman of our Board. Mr. Yu graduated from Ecole des Hautes Etudes en Sciences Sociales (EHESS) and School of Economics of Paris University Nanterre, majoring in development economics, with a doctoral degree in economics, and he has been a professor. Mr. Yu has extensive experience in various areas such as energy, non-ferrous metals, economics and management. He successively served as the general director for technology of SPEIC, the general director of the department of science, technology and standards of the State Environmental Protection Administration. He also served as a deputy mayor of Baotou City, a vice governor of the government of the Inner Mongolia Autonomous Region, a vice president of China Power Investment Corporation, and a vice president of State Power Investment Corporation. Mr. Yu currently also serves as the president, a director and the deputy secretary of the Communist Party Committee of Chinalco. Mr. Yu served as a non-executive director on our Board from April 8, 2016 to August 16, 2017, and has been serving as the Chairman of our Board since April 8, 2016 and as an executive director of the Company since August 17, 2017.

Lu Dongliang, aged 44, is currently an executive director and the President of the Company. Mr. Lu graduated from North China University of Technology majoring in accounting. He holds a bachelor’s degree in economics and is an accountant. Mr. Lu has more than 20 years of work experience in financial management and in the non-ferrous metals industry. He successively served as the cadre in the audit department of China Non-ferrous Metals Industry Corporation, the officer-in-charge of the capital division of the finance department of China Copper Lead& Zinc Group Corporation, the head of the accounting division and the capital division of the finance department of Chinalco, the deputy manager and manager of the treasure management division of the finance department, the manager of the general management office, the deputy general manager and general manager of the finance department of the Company, the chief financial officer of Chalco Gansu Aluminum Electricity Co., Ltd., the assistant to the president of the Company and the general manager of Lanzhou branch of the Company, the executive director and president of Chalco Gansu Aluminum Electricity Co., Ltd., and a senior vice president of the Company.

Jiang Yinggang, aged 54, is currently an executive director and a vice president of the Company. Graduating from Central South University of Mining and Metallurgy majoring in the metallurgy of nonferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. Mr. Jiang has long been engaged in production operation and corporate management of production enterprises and has extensive and professional experience. He formerly served as deputy head and then head of the Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter, deputy manager and manager of Qinghai Aluminum Company Limited, and general manager of the Qinghai branch of the Company.

Non-Executive Directors

Ao Hong, aged 56, currently serves as a non-executive director on our Board. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of the non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals and was concurrently the chairman of GRINM Semiconductor Materials Co., Ltd., the chairman of Guorui Electronics Co., Ltd., the chairman of Guowei Silver Anticorrosive Materials Company in Hong Kong and a deputy general manager of Chinalco. During this period, he also successively served as the chairman of the supervisory committee of the Company, the dean of Chinalco Research Institute of Science and Technology and the chairman of China Rare Earth Co., Ltd. Mr. Ao served as the President of the Company from November 20, 2015 to February 13, 2018, and as an executive director of the Company from December 29, 2015 to February 13, 2018. Mr. Ao is currently the full-time deputy secretary of the Communist Party Committee of Chinalco.

Liu Caiming, aged 55, serves as a non-executive director on our Board. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign Engineering Corporation, deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Nonferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry’s Foreign Engineering and Construction Co., Ltd., and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Provincial People’s Government and assistant to the governor of Yunnan Province and director of SASAC Yunnan. From January 2007 to February 2011, Mr. Liu acted as deputy general manager of Chinalco, during which time he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd., and president of China Copper Co., Ltd. He acted as our senior vice president and chief financial officer since February 23, 2011 and as our executive director since May 31, 2011. Mr. Liu resigned as our executive director, chief financial officer and senior vice president and was re-designated as non-executive Director on March 8, 2013. He resigned as our non-executive director on March 18, 2014 and was re-appointed as non-executive director on our Board on February 26, 2015. Mr. Liu currently serves as the vice president of Chinalco and a non-executive director of Aluminum Corporation of China Overseas Holdings Limited.

Wang Jun, aged 52, has been serving as a non-executive director on our Board since June 27, 2013. Mr. Wang graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction. He has extensive experience in financial and corporate management. Mr. Wang formerly served as engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd., deputy manager of the real estate development department of China Yanxing Company, senior deputy manager of the equity management department, senior manager of the business management department, senior manager, deputy general manager and general manager of the custody and settlement department in China Cinda Asset Management Co., Ltd. and general manager of the equity management department of China Cinda Asset Management Co. Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Independent Non-Executive Directors

Chen Lijie, aged 63, has been serving as an independent non-executive director since February 26, 2015. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in law. She successively acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Hu Shihai, aged 63, has been serving as an independent non-executive director since June 25, 2015. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in the power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant, deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant, manager of the production department and assistant to the general manager of Huaneng Power International, Inc. and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group.

Lie-A-Cheong Tai Chong, David, aged 58, has been serving as an independent non-executive director since December 29, 2015. He is honored with the Silver Bauhinia Star (SBS), Officier de l’Ordre National du Merite and Justice of Peace. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People’s Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convener cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region (“HKSAR”). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, the chairman of the Hong Kong-Taiwan Business Co-operation Committee, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited, a listed company in Hong Kong.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Liu Xiangmin, Mr. Wang Jun and Mr. Wu Zuoming.

The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2017, and up to the date of this Annual Report.

Name	Age	Positions with the Company
Liu Xiangmin	55	Chairman of Supervisory Committee
Wang Jun	47	Supervisor
Wu Zuoming	51	Supervisor

Liu Xiangmin, aged 55, is currently the Chairman of the Supervisory Committee of the Company. Mr. Liu graduated from Central South University, majoring in non-ferrous metallurgy. He has a doctorate degree in engineering and is a professor-grade senior engineer. Mr. Liu has long engaged in non-ferrous metal metallurgy research and corporate management and has accumulated extensive and professional experience. He previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou branch of the Company as well as an executive director, vice president and a senior vice president of the Company.

Wang Jun, aged 47, is currently a supervisor of Supervisory Committee of the Company. He obtained a master’s degree in business administration from Tsinghua University. He is a senior accountant and has extensive experience in corporate financial accounting, fund management and auditing. Mr. Wang successively served as the deputy manager and manager of the treasure management division of the finance department of Chinalco, the general representative of the Peru office of Chinalco, a director and senior auditing manager of Minera Chinalco Perú S.A., the chief financial officer and the manager of the finance department of Chinalco Resources Corporation, the chief financial officer of China Aluminum International Engineering Co., Ltd., an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited. Mr. Wang currently serves as the deputy chief accountant, general manager of the finance department and capital operating department of Chinalco. He is also a director of China Aluminum International Engineering Corporation Limited and a director and the president of Aluminum Corporation of China Overseas Holdings Limited.

Wu Zuoming, aged 51, is currently a Supervisor of the Company, the deputy secretary of the Communist Party Committee, and deputy general manager and the chairman of the labor union of the Guangxi branch of the Company. Mr. Wu holds an MBA degree from Renmin University of China. He is a senior engineer. Mr. Wu has extensive experience in human resource management. He successively acted as the deputy manager of the Personnel Division, Human Resource Department of China Aluminum Corporation; the person in charge of the Personnel Division, Human Resource Department for the Preparatory Team of Chinalco; the deputy manager of the Personnel Division (Training Division), Human Resource Department of Chinalco; the deputy manager of Assessment and Training Division, the manager of Employee Management Division and the manager of General Division of the Company; the senior manager of the Human Resource Department (Retired Cadres Department) and the manager of the General Division of Chinalco; and the deputy general manager and general manager of the Human Resource Department of the Company.

Senior Management

The table and discussion below set forth certain information concerning other member of senior management during the year ended December 31, 2017, and up to the date of this Annual Report.

Name	Age	Positions with the Company
Xu Bo	53	Vice President
Zhang Zhankui	59	Chief Financial Officer and Secretary to the Board
Leng Zhengxu	57	Vice President

Xu Bo, aged 53, is currently a vice president of the Company. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master’s degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as: deputy head of the hydro power and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation; deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive director and general manager of Chalco Energy, a vice president and Company Secretary (Secretary to the Board) of the Company.

Zhang Zhankui, aged 59, is currently the Chief Financial Officer and Company Secretary (Secretary to the Board) of the Company. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang formerly served as: deputy head, the head of the Finance Division and then the head of the Audit Division of China General Design and Research Institute for Non-ferrous metallurgy; deputy general manager of Beijing Enfei Tech-industry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company’s assets and finance in the Listing Office of the Company; head of the Fund Management Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head and head of the Finance Department of Chinalco; and a Supervisor of the Company.

Leng Zhengxu, aged 57, is currently a vice president of the Company. Mr. Leng graduated from Guizhou Industrial College, majoring in non-ferrous metallurgy. He is a bachelor of engineering and a professor-level senior engineer. Mr. Leng has over 30 years of working experience in the non-ferrous metals industry and has extensive experiences in corporate management and production technology. He served as deputy director of the No.1 workshop and deputy secretary of Chinese Communist Party of No.2 Aluminum Smelter of Guizhou Aluminum Plant, director of the No.2 workshop of No.3 Aluminum Smelter of Guizhou Aluminum Plant, chief engineer of No. 1 Aluminum Smelter of Guizhou Aluminum Plant, chief engineer of Guizhou Aluminum Plant, deputy general manager of Guizhou Branch of Chinalco, general manager of the production department and general manager of corporate management department of the Company, general manager of Shanxi Branch of Chinalco, head of Shanxi Aluminum Plant, executive director of Shanxi Huaxing Alumina Co., Ltd., general manager of Guizhou Branch of Chinalco, head and deputy secretary of the Chinese Communist Party of Guizhou Aluminum Plant, chairman of Guizhou Huajin Alumina Co., Ltd., chairman of Zunyi Aluminum Co., Ltd., chairman of Chalco Zunyi Alumina Co., Ltd. and assistant to the president of the Company.

B.	Compensation

Executive Compensation

Executive directors are entitled to a director’s fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director’s fees. In 2017, the aggregate amount of cash compensation paid by us to our directors and our senior management who are not members of our Board for services performed in connection with their respective capacities above was approximately RMB1.67 million and RMB2.71 million, respectively. Our executive directors and supervisors who are employees also receive compensation in the form of housing allowances, other allowances and benefits and contributions to their pension plans. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2017 are as follows:

Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total
	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)
Executive Directors
Yu Dehui	-	-	-	-	-
Ao Hong(1)	-	-	-	-	-
Lu Dongliang	-	-	-	-	-
Jiang Yinggang	-	822	-	83	905

Non-Executive Directors
Liu Caiming	-	-	-	-	-
Wang Jun	150	-	-	-	150

Independent Non-Executive Directors
Lie-A-Cheong Tai Chong, David	206	-	-	-	206
Chen Lijie	206	-	-	-	206
Hu Shihai	206	-	-	-	206
	768	822	-	83	1,673
Supervisors
Liu Xiangmin	-	-	-	-	-
Wang Jun	-	-	-	-	-
Wu Zuoming	-	548	-	83	631
	-	548	-	83	631
Total	768	1,370	-	166	2,304

(1)	As of the date of this annual report, Mr. Ao Hong served as a non-executive director on our Board.

Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders’ value, we adopted a special compensation system for our senior management designed to align our senior management’s financial interests with our operating performance. Under this system, the senior management’s compensation consists of the following components:

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

Name	Held Position Since	Expiration of Term
Yu Dehui	June 28, 2016	June 30, 2019
Ao Hong	June 28, 2016	June 30, 2019
Lu Dongliang	June 28, 2016	June 30, 2019
Jiang Yinggang	June 28, 2016	June 30, 2019
Liu Caiming	June 28, 2016	June 30, 2019
Wang Jun	June 28, 2016	June 30, 2019
Chen Lijie	June 28, 2016	June 30, 2019
Hu Shihai	June 28, 2016	June 30, 2019
Lie-A-Cheong Tai Chong, David	June 28, 2016	June 30, 2019

Audit Committee

As at the date of this Annual Report, our audit committee consists of three independent non-executive directors, namely, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lie-A-Cheong Tai Chong, David is the chairman of the audit committee.

The primary duties of our audit committee as set out in the committee charter include proposing to engage or replace the auditor, supervising our internal audit and its implementation, being responsible for the communication between the internal audit and external audit, auditing our financial information and its disclosure, reviewing the Company’s financial control, internal control and risk management systems, studying on our other relevant professional matters, and putting forward suggestions for the decisions of the Board for reference.

Remuneration Committee

As at the date of this Annual Report, our remuneration committee consists of two independent non-executive directors, Mr. Hu Shihai, Mr. Lie-A-Cheong Tai Chong, David and a non-executive director, Mr. Liu Caiming. Mr. Hu Shihai is the chairman of the remuneration committee.

The primary duties of our remuneration committee as set out in the committee charter include: preparing the remuneration management scheme and remuneration proposal for directors, employee-representative supervisors and senior management, and providing suggestions to the Board; preparing measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and providing suggestions to the Board; monitoring the implementation of the remuneration system of our Company; reviewing senior management’s fulfilment of duties and conducting performance assessments; and other functions and authorities delegated by the Board. In 2017, the remuneration committee convened one meeting, to consider and approve remuneration standards for 2017 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

As at the date of this Annual Report, our nomination committee consists of one executive director, namely Mr. Yu Dehui, one non-executive director, namely Mr. Ao Hong, and three independent non-executive directors, namely Mr. Lie-A-Cheong Tai Chong, David., Mr. Hu Shihai and Ms. Chen Lijie. Mr. Yu Dehui is the chairman of the nomination committee.

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

Development and Planning Committee

As at the date of this Annual Report, our development and planning committee consists of two executive directors, namely Mr. Yu Dehui and Mr. Jiang Yinggang, one non-executive director, namely Mr. Ao Hong, and one independent non-executive director, namely Mr. Hu Shihai. Mr. Yu Dehui is the chairman of the development and planning committee. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and investments returns.

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

Supervisory Committee

Our supervisory committee consists of three supervisors, namely Mr. Liu Xiangmin and Mr. Wang Jun as our shareholder representative supervisors and Mr. Wu Zuoming as the employee representative supervisor. Mr. Liu Xiangmin is the Chairman of our supervisory committee. The term of all members of the supervisory committee of our Company will expire upon conclusion of the 2018 annual general meeting. The primary duties of our supervisory committee include: inspecting implementation of resolutions of the general meetings; inspecting legal compliance of our operations; inspecting our financial activities; inspecting the utilization of proceeds raised by us; inspecting the acquisitions and disposals of our assets; inspecting our connected transactions; and reviewing self-assessment report on internal control.

D.	Employees

As of December 31, 2015, 2016 and 2017, we had 70,368, 65,755 and 64,794 employees, respectively. The number of our employees decreased from 2016 to 2017, which was mainly due to the termination of labor relationship through negotiation and retirement. The table below sets forth the number of our employees by function and location as of the periods indicated:

	As of December 31,
	2015		2016		2017
Function		(%)		(%)
Alumina production	29,347	41.71	29,783	45.29	27,808	42.91
Primary aluminum production	26,224	37.27	22,473	34.18	23,648	36.50
Mining operation	2,885	4.10	2,696	4.10	2,657	4.10
Research and development	1,056	1.50	986	1.50	991	1.53
Sales and marketing	521	0.74	487	0.74	544	0.84
Energy	6,543	9.30	5,792	8.81	5,790	8.94
Management and others(1)	3,792	5.38	3,538	5.38	3,356	5.18
Total	70,368	100.00	65,755	100.00	64,794	100.00

(1)	Excluding our management personnel for alumina production, and primary aluminum production.

Location	Employees	% of Total
Shandong	8,339	12.87
Chalco Shandong	6,569	10.14
Shandong Huayu	1,770	2.73
Henan	11,009	16.99
Chalco Mining	5,962	9.20
Chalco Zhongzhou	4,377	6.76
Zhengzhou Institute	670	1.03
Guizhou	6,790	10.48
Guizhou Huajin	780	1.20
Guizhou branch	4,183	6.46
Zunyi Aluminum	983	1.52
Zunyi Alumina	844	1.30
Guangxi	2,714	4.19
Guangxi branch	2,714	4.19
Shanxi	9,910	15.30
Shanxi branch	2,699	4.17
Shanxi Huasheng	1,663	2.57
Shanxi New Material	5,153	7.96
Shanxi Xinghua Technology	388	0.60
Gansu	6,492	10.02
Lanzhou branch	2,973	4.59
Gansu Hualu	1,329	2.05
Liancheng branch	2,190	3.38
Liaoning	1,446	2.23
Fushun Aluminum	1,446	2.23
Qinghai	3,318	5.12
Qinghai branch	3,318	5.12
Chongqing	609	0.94
Chongqing branch	609	0.94
Inner Mongolia	5,578	8.61
Baotou Aluminum	5,578	8.61
Ningxia	5,457	8.42
Ningxia Energy	5,457	8.42
Shanghai	22	0.03
Chalco Shanghai	22	0.03
Others (including employees of subsidiaries under construction)	2,832	4.37
Headquarters	278	0.43
Total	64,794	100.00

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees’ salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees’ salary is, on average, approximately 20% depending in part on the location of the plant. We have made all required pension contributions up to December 31, 2017. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E.	Share Ownership

As of the date of this annual report, the following directors, supervisors or senior management own an interest in shares of our Company:

Name	Position	Share class	Number of shares	% of respective share class
Jiang Yinggang	executive director	Domestic Shares	10,000	<0.1%

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 34.77% of our outstanding ordinary Shares directly and indirectly through its controlled entities as of March 31, 2018. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. As of March 31, 2018, approximately 65.23% of our total outstanding ordinary Shares are held by public shareholders, of which 26.15% and 39.08% are owned by holders of H Shares and A Shares, respectively. The following table sets forth information regarding ownership of our issued and outstanding capital stock as of March 31, 2018. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of any class of shares.

	March 31, 2018
Holders of A Shares and H Shares	Number of shares (in millions)		% of respective share class(3)		% of issued total share capital(4)
Chinalco(1)
A Shares	5,135.38	(L)(2)	46.86	(L)	34.46	(L)
H Shares	47.00	(L)	1.19	(L)	0.31	(L)
JP Morgan Chase & Co.
H Shares	592.75	(L)	15.02	(L)	3.98	(L)
	33.85	(S)(5)(7)	0.85	(S)	0.23	(S)
	524.04	(P)(6)(7)	13.28	(P)	3.52	(P)
Templeton Asset Management Ltd.
H Shares	511.14	(L)	12.96	(L)	3.43	(L)
The Capital Group Companies, Inc.
H Shares	436.32	(L)(8)	11.06	(L)	2.93	(L)
The Goldman Sachs Group, Inc.
H Shares	246.63	(L)(9)	6.25	(L)	1.65	(L)
	262.00	(S)(9)	6.64	(S)	1.76	(S)
BlackRock, Inc.
H Shares	201.59	(L)(10)	5.11	(L)	1.35	(L)
	3.10	(S)(10)	0.08	(S)	0.02	(S)

(1)	Including 4,889,864,006 A Shares directly held by Chinalco, and an aggregate interest of 245,518,049 A Shares and 47,000,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A Shares held by Chalco Shanxi Aluminum Co., Ltd. and 47,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.
(2)	The letter “L” denotes a long position.
(3)	The total number of our A Shares is 10,959,832,268 and the total number of our H shares is 3,943,965,968.
(4)	The number of our total issued shares is 14,903,798,236 shares.
(5)	The letter “S” denotes a short position.
(6)	The letter “P” denotes a lending pool.
(7)	These interests were held directly by various corporations controlled by JP Morgan Chase & Co.. Among the aggregate interests in the long position in H shares, 16,761,975 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 11,336,981 H shares were held as derivatives.
(8)	These interests were held directly by Capital Research and Management Company controlled by The Capital Group Companies, Inc..
(9)	These interests were held directly by various corporations controlled by The Goldman Sachs Group, Inc.. Among the aggregate interests in the long position in H shares, 57,551,268 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 51,440,000 H shares were held as derivatives.
(10)	These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the short position in H shares, 2,132,000 H shares were held as derivatives.

 We are not aware of any arrangement that may on a subsequent date result in a change of control of Chalco. We are in the process of implementing the proposed Asset Restructuring through capital contributions by several investors to our subsidiaries and subsequent issuance of additional A Shares to these investors to purchase their entire stake in these subsidiaries. Upon the completion of the Asset Restructuring, we would issue to the investors approximately 2.1 billion A shares in aggregate, representing approximately 12.4% of the enlarged total issued share capital of the Company. See “Item 4. Information on the Company - A. History and Development of the Company - Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for detailed information of the Asset Restructuring.

As of March 31, 2018, there were 52 registered holders of American depositary receipts evidencing 5,259,251 of our ADSs.

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder and therefore may not exercise its voting rights with respect to various matters related to our shares in a manner prejudicial to the interests of our other shareholders. See “Item 10. Additional Information - B. Memorandum and Articles of Association.” In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the foregoing restrictions, the voting rights of our major holders of domestic and H Shares are identical to those of any other holders of the same class of shares. Holders of domestic shares and H Shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Other than the foregoing, holders of H Shares and domestic shares are entitled to the same voting rights.

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

The following table sets forth the details of our material connected transactions for the year ended December 31, 2017.

Agreement	Nature	Term of the Agreement	Transaction Amount in 2017	Annual Cap for 2017
Continuing Connected Transactions			(RMB in millions)	(RMB in millions)
Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018.	327	550

General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.	The original agreement was entered on into November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and entered on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January, 1 2016 to December 31, 2018.	5,198	6,420

Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to bauxite and limestone requirements.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired in December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018.	49	360

Agreement	Nature	Term of the Agreement	Transaction Amount in 2017	Annual Cap for 2017
Continuing Connected Transactions			(RMB in millions)	(RMB in millions)
Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018.	1,205	10,000

Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001, for a term of 50 years, expiring on June 30, 2051.	412	1,200

Fixed Assets Leases Framework Contract (Counterparty: Chinalco)	We have agreed with Chinalco to provide leases to each other regarding buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to production and operation	Pursuant to the agreement entered into on April 28, 2015, the term is from January 1, 2016 to December 31, 2018, for a term of three years.	63	110

Financial Services Agreement (Counterparty: Chinalco Finance)	Chinalco Finance has agreed with Chinalco to provide us with deposit services, credit services and miscellaneous financial services. We have the right to choose the financial institution for financial services and the financial institution for deposit services and loan services as well as the	The original agreement expired on August 25, 2012, for a term of 1 year. Pursuant to the financial services agreement renewed on August 24, 2012, the term was extended and expired on August 25, 2015. Pursuant to the financial services agreement renewed on April 28, 2015, the term was renewed for a term of 3 years from August 26, 2015, and was	6,951	Daily cap of deposit balance (including accrued interests) from January 1, 2017 to October 25, 2017: 8,000

	amounts of loans and deposits with reference to our own needs. Chinalco Finance undertakes that the terms for the provision of financial services to us at any time would be no less favorable than those of the same type of financial services provided by Chinalco Finance to	amended and replaced as a whole by a new financial services agreement. The new financial services agreement was entered on October 26, 2017, for a term of 3 years, expiring on October 25, 2020.	8,948	Daily cap of deposit balance (including accrued interests) from October 26, 2017 to December 31, 2017: 12,000

Agreement	Nature	Term of the Agreement	Transaction Amount in 2017	Annual Cap for 2017
Continuing Connected Transactions			(RMB in millions)	(RMB in millions)
	Chinalco and other subsidiaries of Chinalco or those of the same type of financial services that may be provided to us by other financial institutions.		4,990	Daily cap of loan balance (including accrued interests) from January 1, 2017 to October 25, 2017: 10,000

			4,635	Daily cap of loan balance (including accrued interests) from October 26, 2017 to December 31, 2017: 15,000

			1	Daily cap of other financial services from January 1, 2017 to October 25, 2017: 50

			0	Daily cap of other financial services from October 26, 2017 to December 31, 2017: 50

Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.)	Chinalco Finance Lease Co., Ltd. provides finance lease services to the Group.	The finance lease framework agreement was entered into between the Company and Chinalco Lease on August 27, 2015, with a term from August 27, 2015, to December 31, 2016. A new finance lease framework agreement was entered into between the Company and Chinalco Lease on November 13,2015, with a term of 3 years from January 1, 2016, to December 31, 2018.	1,519	Daily cap of finance lease balance: 10,000

Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.)	Chinalco Commercial Factoring (Tianjin) Co., Ltd. provides factoring financing services to the Company.	The original agreement was entered on September 27, 2017, and will expire on December 31, 2018.	1,000	Daily cap of factoring services balance: 1,300

Agreement	Nature	Term of the Agreement	Transaction Amount in 2017	Annual Cap for 2017
Continuing Connected Transactions			(RMB in millions)	(RMB in millions)
General Agreement on Mutual Provision of Production Supplies And Ancillary Services (Counterparty: Chinalco)	Supplies and ancillary services	The original agreement was entered into on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018.	11,194	15,300

Fixed Assets Leases Framework Agreement ( Counterparty: Chinalco)	We have agreed to provide leases to each other regarding buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to production and operation	Pursuant to the agreement entered into on April 28, 2015, the term is from January 1, 2016 to December 31 2018, for a term of three years.	41	100

Labor Services and Engineering Services Agreement (Counterparty: Chinalco)	Services provided by the Company to Chinalco: engineering design services, equipment repairs, logistics management services, etc.	The original agreement expired in June 27, 2016. Pursuant to the supplementary agreement entered into in 2016, the term was renewed for three years from January 1, 2016 to December 31, 2018.	77	400

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows:

(a)	Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:
(1)	The price prescribed by the PRC government (“State-prescribed price”) is adopted;
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

During the years ended December 31, 2015, 2016 and 2017, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2015, 2016 and 2017 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government.

We provide the following additional information on material related party transactions during the periods indicated:

(a)	Significant related party transactions

	For the year ended December 31
	2015	2016	2017
	(RMB in thousands)
Sales of goods and services rendered:
Sales of materials and finished goods to:
Chinalco and its subsidiaries	10,998,505	10,311,722	10,612,330
Associates of Chinalco	703,628	688,308	682,992
Joint ventures	79,034	648,145	2,031,159
Associates	2,165,445	605,449	705,052
	13,946,612	12,253,624	14,031,533
Provision of utility services to:
Chinalco and its subsidiaries	314,544	567,628	581,566
Associates of Chinalco	14,803	4,444	8,776
Joint Ventures	—	3,031	118,280
Associates	553	584	1,122
	329,900	575,687	709,744
Provision of engineering, construction and supervisory services to:
Chinalco and its subsidiaries	46,328	101,323	77,095
Joint ventures	—	41,423	2,046

For the year ended December 31
2015	2016	2017
(RMB in thousands)

	46,328	142,746	79,141
Rental revenue of land use rights and buildings to:
Chinalco and its subsidiaries	34,476	33,231	40,875
Associates of Chinalco	249	—	426
	34,725	33,231	41,301
Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	1,737,344	1,525,349	1,205,355

Purchases of key and auxiliary materials and finished goods from:
Chinalco and its subsidiaries	1,640,051	1,626,782	3,849,889
Joint ventures	1,276,078	3,799,116	6,516,087
Associates	414,539	31,413	1,175
	3,330,668	5,457,311	10,367,151
Provision of social services and logistics services by: Chinalco and its subsidiaries	324,872	307,354	326,830

Provision of utilities services by: Chinalco and its subsidiaries	643,597	686,474	1,397,346
Joint Ventures	—	3,386	19,537
	643,597	689,860	1,416,883
Provision of products processing services by: Chinalco and its subsidiaries	62,623	—	—
Provision of other services by:
A joint venture	—	151,552	269,204
Rental expenses for buildings and land use rights charged by: Chinalco and its subsidiaries	590,657	509,558	474,567
Joint ventures	—	126	—
	590,657	509,684	474,567
Other significant related party transactions:
Borrowing from a subsidiary of Chinalco	5,929,000	5,145,959	3,901,000
Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco	149,213	226,118	225,934
Entrusted loan and other borrowings to:
Joint ventures	140,000	212,400	500,000
An associte	—	—	1,100,000
	140,000	212,400	1,600,000
Interest income on entrusted loan and other borrowings to:
Joint ventures	14,061	31,373	41,005
An associate	—	—	24,425
	14,061	31,373	65,430
Interest income from the unpaid disposal proceeds from: Chinalco and its subsidiaries	326,217	246,149	117,587
Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	1,150,000	1,040,000	600,000
Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	1,150,064	1,040,036	600,036
Provision of financial guarantees to:
Joint ventures	340,900	24,245	18,350

For the year ended December 31
2015	2016	2017
(RMB in thousands)

An associate	17,470	—	—
	358,370	24,245	18,350
Financial guarantees provided by: Subsidiaries of Chinalco	27,000	23,000	4,000
Discounted notes receivable to a subsidiary of Chinalco	122,000	40,200	523,253

(b)	Balances with related parties
	As of December 31,
	2016	2017
	(RMB in thousands)
Cash and cash equivalents deposited with
A subsidiary of Chinalco	7,073,289	7,679,806
Trade and notes receivables
Chinalco and its subsidiaries	1,086,014	1,475,477
Associates of Chinalco	10,200	2,000
Joint ventures	38,055	591,488
Associates	—	96,574
	1,134,269	2,165,539
Provision for impairment of receivables	(78,262)	(78,388)
	1,056,007	2,087,151
Other current assets
Chinalco and its subsidiaries	5,065,890	623,254
Joint ventures	2,092,369	1,737,644
Associates	73,546	1,132,138
	7,231,805	3,493,036
Provision for impairment of other current assets	(48,510)	(48,166)
	7,182,994	3,444,870
Other non-current assets
Chinalco and its subsidiaries	27,946	—
Joint ventures	112,403	97,103
Associates	111,846	111,845
	252,195	208,948
Borrowings and finance lease payable
Subsidiaries of Chinalco	6,051,288	3,329,807
A joint venture	190,000	190,000
	6,241,288	3,519,807
Trade and notes payables
Chinalco and its subsidiaries	374,325	331,682
Joint ventures	300	413,533
Associates	—	7,222
	374,625	752,437
Other payables and accrued liabilities
Chinalco and its subsidiaries	1,540,119	2,652,249
Associates of Chinalco	1,149	5,030
Associates	53,000	218,560
Joint ventures	159,669	101,828
	1,753,937	2,977,667

Guarantees

We provided guarantees to our related parties to guarantee their loans during the period from January 1, 2017 to March 31, 2018. The outstanding balance of the loans we guaranteed was RMB18.35 million as of March 31, 2018 and the largest amount outstanding of the loans we guaranteed during the period from January 1, 2017 to March 31, 2018 was RMB2.229 million. The interest rates on such loans range from 4.9% to 6.765% per annum.

Our related parties also provided guarantees to us to guarantee our loans during the period from January 1, 2017 to March 31, 2018. The outstanding balance of the loans guaranteed by our related parties was RMB23 million as of March 31, 2018 and the largest amount outstanding of the loans guaranteed by our related parties during the period from January 1, 2017 to March 31, 2018 was RMB23 million. The interest rate on such loan range from 2.3% to 6.53% per annum.

Loans

We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2017 to March 31, 2018. The outstanding balance of such entrusted loans was mainly RMB629 million as of March 31, 2018 and the largest amount outstanding of the entrusted loans during the period from January 1, 2017 to March 31, 2018 was RMB2,229 million. The interest rates on such entrusted loans range from 4.35% to 10% per annum.

Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2017 to March 31, 2018. The outstanding balance of such loans was RMB3.52 billion as of March 31, 2018 and the largest amount outstanding of the loans during the period from January 1, 2017 to March 31, 2018 was RMB6.05 billion. The interest rates on such loans range from 4.13% to 6.7% per annum.

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

Dividend Policy

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders’ approval. The Bank of New York Mellon, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board.

We believe that our dividend policy strikes a balance between two important goals of providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

•	our financial results;
•	capital requirements;
•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;
•	our shareholders’ interests;
•	the effect on our creditworthiness;
•	general business conditions; and
•	other factors our Board may deem relevant.

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (1) recovery of losses, if any and (2) allocations to the statutory surplus reserve. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC Generally Accepted Accounting Principles, unless the accumulated statutory surplus reserve exceeds 50% of our registered share capital, in which case the surplus reserve is discretional. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRS, less allocations to the statutory surplus reserve. See “Item 10. Additional Information - E. Taxation” for a discussion of the tax consequences of receipt of dividends.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements which is included in this annual report.

Item 9. The Offer and Listing

The Shanghai Stock Exchange is the principal trading market for our A Shares, and the Hong Kong Stock Exchange is the principal trading market for our H Shares. The ADSs have been issued by the Bank of New York Mellon, acting as depositary bank, and are listed on the New York Stock Exchange under the symbol “ACH” with each ADS representing 25 H Shares.

The following table sets forth, for the periods indicated, the reported high and low market prices for our shares on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange:

	NYSE		Hong Kong Stock Exchange		Shanghai Stock Exchange
Calendar Period	High	Low	High	Low	High	Low
	(US$ per ADS)		(HK$ per H Share)		(RMB per A Share)
2013	13.29	7.25	4.21	2.20	5.37	3.01
2014	12.6	8.25	3.85	2.54	6.66	2.97
2015	17.44	7.01	5.62	2.13	10.8	4.53
First Quarter	13.51	10.75	4.28	3.33	6.97	4.73
Second Quarter	17.44	12.32	5.62	3.70	10.8	6.25
Third Quarter	12.46	7.20	3.92	2.26	9.21	4.53
Fourth Quarter	9.32	7.01	2.94	2.13	5.77	4.67
2016	11.78	6.87	3.74	2.16	5.05	3.49
First Quarter	9.50	6.87	3.05	2.16	5.00	3.49
Second Quarter	8.93	7.28	2.81	2.25	4.89	3.66
Third Quarter	9.48	8.01	3.00	2.35	4.19	3.71

	NYSE		Hong Kong Stock Exchange		Shanghai Stock Exchange
Calendar Period	High	Low	High	Low	High	Low
	(US$ per ADS)		(HK$ per H Share)		(RMB per A Share)
Fourth Quarter	11.78	9.16	3.74	2.82	5.05	3.75
2017	23.54	10.23	7.55	3.14	8.32	4.04
First Quarter	13.85	10.23	4.45	3.14	5.42	4.22
Second Quarter	13.29	11.01	4.18	3.43	5.21	4.04
Third Quarter	23.46	12.95	7.55	3.98	8.32	4.49
Fourth Quarter	23.54	15.05	7.38	4.70	-	-
September	23.46	18.39	7.55	5.70	8.32	7.36
October	23.54	19.18	7.38	5.89	-	-
November	19.71	16.16	6.34	4.85	-	-
December	18.65	15.05	5.78	4.70	-	-
2018
First Quarter	19.41	13.04	6.27	4.01	7.28	4.65
January	19.41	16.79	6.27	5.19	-	-
February	17.04	14.08	5.47	4.46	7.28	5.90
March	15.17	13.04	4.81	4.01	5.64	4.65
April (through April 13, 2018)	16.00	13.51	5.08	4.18	4.88	4.42

In connection with the proposed Asset Restructuring, the trading of A Shares of the Company on the Shanghai Stock Exchange was suspended from September 12, 2017 to February 25, 2018. For more information regarding the Asset Restructuring, see “Item 4. Information on the Company - A. History and Development of the Company - Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares.”

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of our Articles of Association is filed as an exhibit to this annual report.

Our objects and purposes

Our Articles of Association as amended from time to time are filed with the Hong Kong Companies Registrar. Our business purpose and business scope can be found in Article 13 and Article 14, respectively, of our Articles of Association.

Directors’ power to vote on matters in which he or she has an interest

Under Article 174, a director shall not vote in any resolution of the board of directors for approving any contract, transaction or arrangement in which such director or any of his associates (as defined in the applicable rules governing the listing of securities amended from time to time) is materially interested, and shall not be counted into the quorum of the meeting either. Unless the interested director has disclosed his or her interest to the board of directors in accordance with the Article 174 and the contract, transaction or arrangement has been approved by the board of directors at a meeting in which the interested director is not counted in the quorum and has refrained from voting, a contract, transaction or arrangement in which such director is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by such director.

Borrowing powers

Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures and the charging or mortgaging of part or whole of our business or properties and other rights permitted. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than (a) provisions which give the directors the power to formulate proposals for the issuance of debentures by us; (b) Article 87(2), which provides that the issuance of bonds must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 112(4), which provides that the directors have the power to formulate our annual final financial budgets and final accounts which shall be passed by over half of the directors.

Age limit for retirement

There is no provision pertaining to the retirement of directors pursuant to an age limit requirement in our Articles of Association.

Directors’ qualifying shares

Under Article 107, the directors are not required to hold any qualifying shares.

Dividend rights

Article 55(1) provides that holders of our ordinary shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 49, when we convene a general shareholders’ meeting, allocate dividends, liquidate or perform other activities that require the verification of equity rights, the Board or the general meeting convener must specify a date as the record date. The shareholders registered in the shareholder register after closing as at the record date are the Company’s shareholders entitled to appropriate rights and interests.

Voting rights

Article 55(2) provides that holders of our ordinary shares have the right to lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at general meetings of shareholders in respect of the number of shares held.

Rights to share profits

Article 61(7) provides that a plan for profit distribution and a plan for making up for losses formulated by the Board in accordance with Article 112(6) must be approved by way of the shareholders’ general meeting.

Rights to share surplus in the event of liquidation

Article 55(6) provides that the holders of ordinary shares have the right to participate in the distribution of our surplus assets in proportion to the number of shares held in the event of the termination or liquidation of us.

Redemption provisions; sinking fund provisions and liability to further capital calls

Article 30 provides that we may repurchase issued shares in accordance with the procedures provided in the Articles of Association and with the approvals from the relevant governing authorities of PRC under the following circumstances: (1) cancellation of shares for the purpose of reducing our capital; (2) merger with another company which owns our shares; (3) granting bonus shares to our employees; (4) shareholders disagreeing with our general meeting’s resolution on merger or division and requiring us to acquire the shares in their possession; and (5) other circumstances permitted by law and administrative regulations.

No securities issued by us are redeemable, entitled to a sinking fund or subject to liability for further capital calls.

Actions necessary to change the rights of holders of our shares or holders of a class of shares

Under Article 87(5), revision of any rights of class shareholders, e.g., rights to dividends, share profits or surplus in the event of liquidation or voting rights, requires a special resolution of the shareholders’ general meeting. Under Article 80, a special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

The rights attached to any class of shares may be varied or abrogated only with the sanction of a special resolution passed at the shareholders’ general meeting and by holders of shares of the affected class passed at a separate general meeting of the class convened in accordance with Articles 98 to Article 102 respectively. The circumstances which are deemed to be a variation or abrogation of the class rights are set forth under Article 96. Except for the circumstances under Article 97 (1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings but Interested Shareholders (as defined under Article 98) are not entitled to vote at class meetings.

Resolutions of a class meeting shall be passed by two-thirds or more of the shares with voting rights held by the class shareholders who, according to Article 98, are entitled to vote at that class meeting. Written notice must be given to all shareholders who are registered as holders of that class in the register of shareholders 45 days (inclusive of date of meeting) before the date of the class meeting. Such notice must contain the matters to be considered at such meeting, the date and the place of meeting. Those shareholders of the class who intend to attend shall send the written reply to us 20 days before the class meeting according to Article.

The proceedings of class meetings shall be conducted as near as possible to those of shareholders’ general meetings. The provisions in the Articles of Association relating to the proceedings of shareholders’ general meetings shall apply to class meetings.

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

Conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked

Shareholders’ general meetings can be held as annual general meetings or extraordinary general meetings. Annual general meetings are held once a year within six months after the end of the preceding fiscal year.

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

We shall, within 45 days (inclusive of date of meeting) before the date of meeting, send written notices of the shareholders’ general meeting and inform all registered shareholders of the matters to be considered at the meeting and the date and venue of the meeting. Those shareholders who intend to attend the meeting shall send the written reply to the Company 20 days before the meeting.

Motions put forward at the general meeting shall be specific and shall relate to the matters to be considered at a shareholders’ general meeting. Motions raised at a general meeting shall:

(1)	be free of conflicts with the provision of laws, administrative regulations and Articles of Association, and fall within our business scope and the terms of the reference of the shareholders’ general meeting;
(2)	have definite topics to discuss and specific matters to resolve; and
(3)	be submitted in writing or served to the board of directors.

Limitations on the rights to own securities

Under Article 19, the shares issued to domestic investors and denominated in Renminbi are Domestic-Invested Shares whereas the shares issued to overseas investors and denominated in foreign currency are Foreign-Invested Shares. Under Article 18, our Domestic-Invested Shares can be held only by PRC shareholders and our Foreign-Invested Shares, such as H Shares and ADSs, can be held only by foreign shareholders and other shareholders from regions of Hong Kong, Macau and Taiwan.

Provisions having an effect of delaying, deferring or preventing a change in control

Under Article 116, decisions in respect of market development, merger and acquisition, and investment in a new field, where the consideration to be paid or the assets to be acquired exceed 10% of our total assets, the Board is required to engage relevant professional consultants to provide professional opinions, which shall serve as the key reference for the decision of the Board concerning such investment, merger or acquisition.

Under Article 87(3), division, merger, dissolution and liquidation of us and material acquisitions and disposals by us must be approved by a special resolution at a shareholders’ general meeting.

There are no provisions under the Articles of Association pertaining to the ownership threshold above which shareholder ownership must be disclosed.

Conditions governing changes in registered capital

Under Article 112(7), any proposal for the increase or decrease of our registered capital must be formulated by the Board Article 87(1) further provides that any increase or reduction in share capital requires adoption of a special resolution at a shareholders’ general meeting.

C.	Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any additional material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company - A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

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

Since 1994, the conversion of Renminbi into HK and U.S. dollars has been based on rates set by the People’s Bank of China (the “PBOC”), which are set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The PBOC allows the Renminbi to rise or fall 1% from a mid-point every day, effective April 16, 2012, compared with its previous 0.5% limit. The PBOC further allows the Renminbi to rise or fall 2% from a mid-point every day, effective March 17, 2014. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for trading against the Renminbi on the following working day. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or HK dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

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

Dividends Paid to Individual Investors

For a foreign individual who is not a resident of China, the receipt of dividends from a foreign-invested company in China is normally not subject to individual income tax, unless otherwise stipulated by tax law or regulations. In 2011, SAT issued the “Circular on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 (No. 348),” under which dividends paid by a non-foreign-invested and PRC incorporated company listed in Hong Kong will generally be subject to a withholding tax of 20% and will be adjusted pursuant to the arrangement for the avoidance of double taxation signed between the PRC and the country where the foreign individual is a resident.

Dividends Paid to Non-PRC Enterprises

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by Chinese companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. However, the withholding tax rate could be reduced under an applicable double-taxation treaty.

Tax Treaties

China currently has such treaties with more than one hundred countries and regions, including the following countries:

•	the United States;
•	Australia;
•	Canada;
•	France;
•	Germany;
•	Japan;
•	Malaysia;
•	Singapore;
•	the United Kingdom; and
•	the Netherlands.

Under most treaties, the rate of withholding tax imposed by China’s taxation authorities remains 10%. The double taxation treaty between China and the United States provides that 10% withholding tax rate will be applied to the gross amount of dividends repatriated to an eligible U.S. holder. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place of head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty’s “treaty shopping provisions.”

Capital Gains

According to the Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008, capital gains realized by foreign enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to capital gains tax at the rate of 10%. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax.

With respect to individual holders of H Shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, stipulated that income tax on gains realized on the sale of equity shares shall be regulated in separate rules to be drafted by the MOF. On March 30, 1998, the MOF and the SAT jointly issued the “Circular of Taxation Regarding the Continued Exemption of Individual Income Taxes Levied on Income Obtained from the Transfer of Shares,” which provided that income derived from the transfer of shares issued by listed companies shall not be taxed as income for the purposes of levying individual income taxes after July 1, 1997.

On October 31, 2014, the SAT issued “Circular on Tax Policies Relating to the Pilot Program of Shanghai-Hong Kong Stock Connect,” which provided that any capital gain from transferring stocks listed on the Hong Kong Stock Exchange by a PRC mainland investor would not be subject to tax during the period from November 17, 2014 to November 16, 2017. For mainland enterprises, such capital gains would be included in its income and subject to income tax.

On November 1, 2017, MOF, SAT and CSRC jointly issued “Circular on Extending Individual Income Tax Policies Relating to the Shanghai-Hong Kong Stock Connect,” which provided that income generated from price differences through investment in stocks listed on the Hong Kong Stock Exchange by PRC mainland individual investors via the Shanghai-Hong Kong Stock Connect would be exempt from individual income tax from November 17, 2017 to December 4, 2019.

Additional China Tax Considerations

Pursuant to the prevailing stamp duty regulations, a stamp duty is not imposed by China on the transfer of shares, such as the H Shares or ADSs, of Chinese publicly traded companies that take place outside of China.

United States Federal Income Taxation

Each potential investor is strongly urged to consult its own tax advisor to determine the particular U.S. federal, state, local, treaty and foreign tax consequences of acquiring, owning or disposing of the H Shares or ADSs.

The following summary describes the principal U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs. This summary only applies to U.S. holders, as defined below, who hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders that may be subject to special rules, including:

•	financial institutions;
•	insurance companies;
•	tax-exempt organizations;
•	real estate investment trusts, regulated investment companies, grantor trusts;
•	persons that have a functional currency other than the U.S. dollar;
•	persons that will own H Shares or ADSs through partnerships or other pass-through entities;
•	persons that actually or constructively own 10% or moreof the combined voting power of our voting stock or of the total value of our stock;
•	dealers or traders in securities or currencies;
•	certain former citizens or long-term residents of the United States;
•	persons that will hold the H Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” or other risk reduction transaction for U.S. federal income tax purposes;
•	persons who receive the H Shares or ADSs as compensation for services;
•	“dual resident” corporations;
•	persons that generally mark their securities to market for U.S. federal income tax purposes;
•	persons who are residents of the People’s Republic of China or who are subject to Hong Kong profits tax; or
•	persons who purchase or sell the H shares or ADSs as part of a wash sale for U.S. federal tax purposes.

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

You are a “U.S. holder” if you are a beneficial owner of H Shares or ADSs and, for U.S. federal income tax purposes, are:

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

Distributions on the H Shares or ADSs

Subject to the discussions below under “- Passive Foreign Investment Company,” the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs will be includible in income as dividend income when the distribution is actually or constructively received by you. Because we do not calculate earnings and profits in accordance with U.S. tax principles, all distributions by us to U.S. holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction allowed to certain U.S. corporations in respect of dividends received from U.S. corporations.

If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the H shares or ADSs generally will be qualified dividend income.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the HK dollar payments made, determined at the spot HK dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will generally be categorized as “passive income” for U.S. foreign tax credit purposes. We may be required to withhold PRC income tax on dividends paid to U.S. holders on the H Shares or ADSs. Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability.

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period, or (ii) are obligated to make related payments with respect to positions in substantially similar or related property (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex and U.S. holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, in the case of a noncorporate U.S. holder, rules similar to the special rules that apply in determining the foreign tax credit limitation when the taxpayer has foreign source capital gains that are taxed in the US at the lower capital gains rate apply in determining the noncorporate US holder’s foreign tax credit limitation arising from dividends that are taxed at the capital gains rate.

Sale, Exchange or Other Disposition

Subject to the discussions below under “- Passive Foreign Investment Company,” upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs will be capital gain or loss, will be long-term capital gain or loss if the U.S. holder’s holding period for such H Shares or ADSs exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of a noncorporate U.S. holders is generally taxed at preferential rates. The deductibility of capital losses is subject to significant limitations.

With respect to the sale or exchange of H Shares or ADSs, the amount realized generally will be the U.S. dollar value on the settlement date for the sale in the case of a cash basis U.S. holder (or an accrual basis U.S. Holder that so elects). If H Shares or ADSs are traded on an “established securities market,” a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

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

Passive income does not include certain rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our shares may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the H Shares or ADSs.

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

These adverse tax consequences may be mitigated if the U.S. holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over its adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

A U.S. holder’s adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances. However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy the recordkeeping requirements that would permit you to make a qualified electing fund election.

If we were regarded as a PFIC, a U.S. holder of H Shares or ADSs may be required to file an information return on IRS Form 8621.

U.S. holders should consult their tax advisors concerning the U.S. federal income tax consequences of holding the H Shares or ADSs if we were considered to be a PFIC.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the H shares or ADSs.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of the H shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of the H shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H Shares or ADSs held by you.

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax is payable by the recipient in respect of dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Taxation of Capital Gains

Hong Kong profits tax is currently charged at a flat rate of 16.5% for corporations and 15% for unincorporated businesses and individuals, except that the respective half-rates of 8.25% and 7.5% apply for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018.

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H Shares) acquired and held as a capital investment. However, if a person carries on a business in Hong Kong that includes trading and dealing in securities, and derives trading gains from such activities or from other Hong Kong sources, Hong Kong profits tax will be payable. Gains from sales of H Shares effected on the Hong Kong Stock Exchange are considered to be from a Hong Kong source for this purpose. The source of gains from off-exchange transactions is less clear and, generally, will depend on whether the purchase and sale contracts were negotiated and, in substance, concluded in Hong Kong. In addition, exemption from profits tax is available for certain classes of taxpayers, notably non-Hong Kong residents who do not otherwise carry on business in Hong Kong (such as offshore funds), subject to compliance with various other requirements.

The Hong Kong tax position with respect to gains from the disposal of ADSs is similar. However, no Hong Kong tax will apply on trading gains arising from the sale of ADSs where the purchase and sale were effected on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each seller and purchaser for every sold note and every bought note created for every sale and purchase of “Hong Kong stock” (which means stock the transfer of which is required to be registered in Hong Kong), including the H Shares. Stamp duty is charged at the total rate of 0.2% of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for the full payment of such amount.

If the withdrawal of H Shares when ADSs are surrendered or the issuance of ADSs when H Shares are deposited results in a change of beneficial ownership in the H Shares under Hong Kong law, Hong Kong stamp duty at the rate described above for sale and purchase transactions will apply. The issuance of ADSs for deposited H Shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. Holders of the ADSs are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as the transfers do not result in a change of beneficial interest in the H Shares under Hong Kong law.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of H Shares or ADSs whose death occurs on or after February 11, 2006.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file an annual report under Form 20-F no later than four months after the close of each of our fiscal years, which is December 31, for fiscal years ended after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR filing system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders of ours are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
I.	Subsidiary Information

Not applicable.

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

The following discussion, which contains “forward-looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments. Such discussions address markets risk only and do not present other risks, which we face in the normal course of business.

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

For the year ended December 31, 2017, revenues of approximately RMB39,759 million are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom we have derived revenue of more than 10% of our revenue during the year ended December 31, 2015, 2016 and 2017. Thus, the directors are of the opinion that we were not exposed to any significant concentration of credit risk as at December 31, 2015, 2016 and 2017.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the SAFE. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. On July 21, 2005, the People’s Bank of China announced a reform of its exchange rate system. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The People’s Bank of China allows the Renminbi to rise or fall 1% from a mid-point every day, effective on April 16, 2012, compared with its previous 0.5% limit. The People’s Bank of China allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. Any appreciation of the Renminbi will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

Our bank balances and cash on hand as of December 31, 2017 amounted to RMB29,903.2 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro and Australian dollar, which translated into RMB3,045.2 million, RMB7.0 million, RMB56 thousand and RMB2.7 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated trade and notes receivable. As of December 31, 2017, we had foreign currency denominated loans with principal amount of RMB21 million in Japanese Yen and RMB1,860 million in U.S. dollars. In addition, as of December 31, 2017, our trade and notes receivables denominated in U.S. dollars amounted to RMB1,094 million.

As of December 31, 2017, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB21 million lower/higher, mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2017 than in 2016 and 2015, mainly due to the decrease in the USD denominated cash and receivables.

As the assets and liabilities denominated in other foreign currencies other than USD were relatively small to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2016 and 2017.

Interest Rate Risk

As of December 31, 2017, as our Group had no significant interest-bearing assets except for bank deposits, entrusted loans, receivables arising from disposal of subsidiaries, business and assets and a prepayment paid to a supplier, our Group’s income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People’s Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of businesses to Chinalco is at the rate of one-year bank loan determined by the People’s Bank of China at the payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, our directors are of the opinion that our Group was not exposed to any significant interest rate risk for its financial assets held as of December 31, 2016 and 2017.

The interest rate risk for our Group’s financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose us to cash flow interest rate risk. We enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. Our Group treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at December 31, 2017, if interest rates had been 100 basis higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB535 million lower/higher, respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

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

We use mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in primary aluminum prices. We use the futures contract for hedging other than speculation. As at December 31, 2017, the fair values of the outstanding futures contracts amounting to RMB10 million and RMB89 million were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2017, we did not hold any option contracts.

The fair value of futures contracts are based on quoted market prices. As of December 31, 2016 and 2017, our position in futures contracts was as follows:

	2016	2017
Primary aluminum	Decrease/increase RMB7 million	Decrease/increase RMB46 million
Copper	Decrease/increase RMB4 million	Increase/decrease RMB0.3 million
Zinc	Decrease/increase RMB1 million	Decrease/increase RMB7 million
Lead	Increase/decrease RMB0.1 million	-
Coal	Decrease/increase RMB1 million	Decrease/increase RMB0.2 million

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

As of December 31, 2017, we had total banking facilities of approximately RMB152,080 million, of which RMB69,414 million had been utilized, and unutilized banking facilities amounted to RMB82,666 million as of December 31, 2017, among which, banking facilities of approximately RMB56,104 million will be subject to renewal during the next 12 months from January 1, 2018. Our directors are confident that all banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2017, we had credit facilities through our futures agent at LME amounting to US$20 million, of which approximately US$2 million has been utilized. The futures agent has the right to adjust the related credit facilities.

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2017:

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
	(RMB in millions)
Finance lease payable, including current portion	2,371,917	1,762,618	1,890,329	73,603	6,098,467
Long-term bank and other loans, including current portion	6,890,140	5,174,015	8,673,794	19,745,385	40,483,334
Medium-term notes and bonds, including current portion	12,500,000	3,215,000	-	-	15,715,000
Short-term bonds	3,500,000	-	-	-	3,500,000
Gold leasing arrangement	6,818,393	-	-	-	6,818,393
Short-term bank and other loans	30,834,442	-	-	-	30,834,442
Interest payables for borrowings	5,282,030	2,123,149	4,106,037	1,048,728	12,559,944
Financial liabilities at fair value through profit or loss	89,426	-	-	-	89,426
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	10,307,315	-	-	-	10,307,315
Financial liabilities included in other non-current liabilities	-	107,785	108,896	587,668	804,349
Trade and notes payables	12,321,970	-	-	-	12,321,970
Total	90,915,633	12,382,567	14,779,056	21,455,384	139,532,640

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, in connection with the ownership of Chalco’s American Depositary Receipts.

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

The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program incurred by us in connection with the program. From January 1, 2017 to December 31, 2017, we received from the depositary reimbursements of US$145,183.98 for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2017 to December 31, 2017, the total amount of the fees that were waived was US$130,943.24.

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

Management’s Report on Internal Control over Financial Reporting

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

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the framework in the Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that, as of December 31, 2017, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The effectiveness of our internal controls over financial reporting as of December 31, 2017 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2017, there have been no material changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee members are Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Our Board has determined that Mr. Lie-A-Cheong Tai Chong, David, the chairman of the audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See “Item 6. Directors, Senior Management and Employees.”

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young Hua Ming LLP served as our independent auditor for the fiscal year ended December 31, 2016 and 2017. A description of the fees billed to us by Ernst & Young Hua Ming LLP, Ernst & Young and Ernst & Young (China) Advisory Limited for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31
	2016	2017
	(RMB in thousands)
Audit fee (1)	22,295	21,800
Audit-related fees (2)	1,180	625
Tax service fees	-	-
Other fees (3)	250	655

(1)	“Audit fee” represents the fee obtained from annual audit work charged by Ernst & Young Hua Ming LLP and Ernst & Young for the years ended December 31, 2016 and 2017.
(2)	“Audit-related fees” represent aggregate fees charged by Ernst & Young Hua Ming LLP and Ernst & Young for permissible professional services rendered in connection with issuance of USD senior perpetual securities, auditors’ letters on calculation accuracy of profit forecast in relation to transactions such as disposal of environmental protection assets, investment in Maochang mine and acquisition of equity interests of Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd. for the year ended December 31, 2016, and comfort letter issued to China Alcoa Wancheng Shandong Construction Co., Ltd. to assess the equity value of itself and comfort letter on profit forecast and the statement of debt in relation to the Asset Restructuring for the year ended December 31, 2017.
(3)

“Other fees” represent the fees charged by Ernst & Young (China) Advisory Limited for permissible professional services rendered in connection with the environmental, social and governance report and investment consultation for the years ended December 31, 2016 and 2017.

Our audit committee pre-approves all audit, audit-related services and other services performed by Ernst & Young Hua Ming LLP, Ernst & Young and Ernst & Young (China) Advisory Limited, for the years ended December 31, 2016 and 2017.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2017.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The NYSE has imposed a series of corporate governance standards for companies listed on the NYSE in Section 303A of the NYSE Listed Company Manual. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow “home country” practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. As a foreign private issuer listed on the NYSE, we are required to disclose a summary of the significant differences between our corporate governance practice and NYSE corporate governance rules that apply to U.S. domestic issuers.

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice
Majority of independent directors	NYSE requires that the board of a listed company must comprise a majority of independent directors.

Under applicable PRC and Hong Kong laws and regulations, our Board is not required to be formed with a majority of independent directors. The Listing Rules require that every board of directors of a listed company must include at least three independent non-executive directors and at least one third of the board of directors of a listed company are independent non-executive directors.

Our Board currently comprises three independent directors and six non-independent directors, which is in compliance with the requirement by the PRC securities regulatory authorities and of the Listing Rules.

Nominating/Corporate Governance Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating/corporate governance committees.

The Listing Rules require that listed companies should establish a nomination committee which consists of a majority of independent non-executive directors.

We have a nomination committee that consists of two non-independent directors and three independent directors, which is in compliance with the requirement of the Listing Rules.

Compensation Committee	NYSE requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors.

The Listing Rules contain a code provision that the listed companies should establish a remuneration committee which consists of a majority of independent non-executive directors.

We have a remuneration committee that consists of two independent directors and a non-independent director, which is in compliance with the requirement of the Listing Rules.

Item 16H. Mine Safety Disclosure

As of the date of this annual report, we do not own or operate any mine in the United States. For details of the mining safety control of our bauxite mines in China, see “Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Own Mines.”

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1*	English translation of Amended Articles of Association of Aluminum Corporation of China Limited
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.2	Registrant’s Specimen Certificate for H Shares (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F/A (file No.001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.3	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
4.1	English translation of Form of Employment Contract (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2017
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Ernst & Young (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-15264) filed with the Securities and Exchange Commission on April 15, 2015)

Exhibit Number	Description
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

_______________

* Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ YU Dehui
Name: YU Dehui
Title: Executive Director and Chairman of the Board
Date: April 19, 2018

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2015, 2016 and 2017

Together with Reports of Independent Public Accounting Firm

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

Pages

Reports of the Independent Registered Public Accounting Firm	F3-F5

Consolidated Statements of Financial Position as of December 31, 2016 and 2017	F6-F7

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2015, 2016 and 2017	F8-F9

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2015, 2016 and 2017	F10-F12

Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2016 and 2017	F13-F14

Notes to the Consolidated Financial Statements	F15-F194

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aluminum Corporation of China Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited and its subsidiaries (the "Group") as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 19, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Group’s auditor since 2012.

Beijing, People’s Republic of China

April 19, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aluminum Corporation of China Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion on Internal Control over Financial Reporting

We have audited Aluminum Corporation of China Limited and its subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and International Standards on Auditing, the consolidated statements of financial position of the Group as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 19, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Report of Independent Registered Public Accounting Firm (Continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 19, 2018

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2016	December 31, 2017
	Notes	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Intangible assets	5	10,608,791	10,653,175	1,637,363
Property, plant and equipment	6	90,868,235	96,096,715	14,769,795
Investment properties	7	1,255,775	1,332,370	204,782
Land use rights	8	3,346,008	3,720,478	571,827
Investments in joint ventures	9 (a)	6,240,200	6,007,624	923,355
Investments in associates	9 (b)	5,926,533	6,935,030	1,065,895
Available-for-sale financial investments	10	164,393	1,928,201	296,359
Deferred tax assets	11	1,426,707	1,602,825	246,350
Other non-current assets	12	4,188,121	3,520,892	541,150

Total non-current assets		124,024,763	131,797,310	20,256,876

Current assets
Inventories	13	17,933,432	20,346,709	3,127,232
Trade and notes receivables	14	7,349,563	8,026,209	1,233,606
Other current assets	15	15,247,745	10,063,676	1,546,759
Financial assets at fair value through profit or loss	36.1, 36.2	54,756	9,534	1,465
Restricted cash and time deposits	16	2,087,447	2,152,492	330,832
Cash and cash equivalents	16	23,813,736	27,750,686	4,265,202

Total current assets		66,486,679	68,349,306	10,505,096

Total assets		190,511,442	200,146,616	30,761,972

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

As of December 31, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2016	December 31, 2017
	Notes	RMB’000	RMB’000	USD’000
EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	17	14,903,798	14,903,798	2,290,672
Other reserves	18	27,901,030	27,942,747	4,294,722
Accumulated losses	33	(4,636,530)	(3,368,095)	(517,667)
		38,168,298	39,478,450	6,067,727

Non-controlling interests		17,618,510	26,035,429	4,001,572

Total equity		55,786,808	65,513,879	10,069,299

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	19	47,322,748	40,289,703	6,192,414
Other non-current liabilities	21	3,237,741	3,372,390	518,327
Deferred tax liabilities	11	984,304	993,742	152,735

Total non-current liabilities		51,544,793	44,655,835	6,863,476

Current liabilities
Trade and notes payables	23	11,342,870	12,321,970	1,893,852
Other payables and accrued liabilities	22	13,017,319	14,602,731	2,244,399
Financial liabilities at fair value through profit or loss	36.1, 36.2	3,575	89,426	13,745
Income tax payable		356,683	210,205	32,308
Interest-bearing loans and borrowings	19	58,459,394	62,752,570	9,644,893

Total current liabilities		83,179,841	89,976,902	13,829,197

Total liabilities		134,724,634	134,632,737	20,692,673

Total equity and liabilities		190,511,442	200,146,616	30,761,972

Net current liabilities		16,693,162	21,627,596	3,324,101

Total assets less current liabilities		107,331,601	110,169,714	16,932,775

The accompanying notes are an integral part of these financial statements.

Yu Dehui	Zhang Zhankui
Director	Chief Financial Officer

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

		2015	2016	2017
	Note	RMB’000	RMB’000	RMB’000	USD’000
Continuing Operations
Revenue	4	123,667,667	144,228,916	180,080,750	27,677,904
Cost of sales		(121,172,307)	(133,674,345)	(165,675,021)	(25,463,784)

Gross profit		2,495,360	10,554,571	14,405,729	2,214,120

Selling and distribution expenses		(1,787,815)	(2,069,430)	(2,342,484)	(360,033)
General and administrative expenses		(2,358,789)	(3,360,710)	(4,568,246)	(702,127)
Research and development expenses		(168,870)	(168,862)	(494,590)	(76,017)
Impairment loss on property, plant and equipment	6	(10,011)	(57,080)	(15,632)	(2,403)
Other income	26	1,787,774	745,269	342,171	52,591
Other gains, net	27	5,023,553	166,383	319,996	49,182
Finance income	28	812,459	815,729	706,299	108,556
Finance costs	28	(5,979,489)	(5,019,908)	(5,189,929)	(797,677)
Share of profits and losses of:
Joint ventures	9 (a)	23,238	(95,508)	8,151	1,253
Associates	9 (b)	284,531	115,091	(165,249)	(25,398)

Profit before income tax	25	121,941	1,625,545	3,006,216	462,047

Income tax benefit/(expense)	31	225,961	(404,172)	(642,267)	(98,715)

Profit for the year		347,902	1,221,373	2,363,949	363,332

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

		2015	2016	2017
	Note	RMB’000	RMB’000	RMB’000	USD’000
Profit attributable to:
Owners of the parent		129,511	368,412	1,378,435	211,862
Non-controlling interests		218,391	852,961	985,514	151,470

		347,902	1,221,373	2,363,949	363,332

Other comprehensive income, net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Available-for-sale investments:
Changes in fair value		57,940	104,103	(5,206)	(800)
Reclassification adjustments for gains included in profit or loss
-Gain on disposal		—	(102,854)	(45,039)	(6,922)
Income tax effect		—	(13,288)	11,180	1,718
Share of /(transfer out) other comprehensive income of an associate		4,658	(4,658)	—	—
Exchange differences on translation of foreign operations		499,837	657,531	(634,793)	(97,566)

Net other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods		562,435	640,834	(673,858)	(103,570)

Total other comprehensive income/(loss), net of tax		562,435	640,834	(673,858)	(103,570)

Total comprehensive income for the year		910,337	1,862,207	1,690,091	259,762

Total comprehensive income for the year attributable to:
Owners of the parent		691,946	1,009,246	704,577	108,292
Non-controlling interests		218,391	852,961	985,514	151,470

		910,337	1,862,207	1,690,091	259,762

Basic and diluted earnings per share attributable to ordinary equity holders of the parent (expressed in RMB per share)	33	0.01	0.02	0.09	0.0138

Details of the dividends payable and proposed for the year are disclosed in note 33 to the financial statements.

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At January 1, 2015	13,524,488	14,059,029	932,588	5,867,557	187,858	—	—	(187,299)	(4,910,418)	29,473,803	11,832,257	41,306,060
Add: Adjustment due to business combinations under common control	—	208,310	—	—	—	—	—	—	(94,747)	113,563	—	113,563
At January 1, 2015	13,524,488	14,267,339	932,588	5,867,557	187,858	—	—	(187,299)	(5,005,165)	29,587,366	11,832,257	41,419,623
Profit for the year	—	—	—	—	—	—	—	—	129,511	129,511	218,391	347,902

Other comprehensive income for the year
Gain on available-for-sale financial assets	—	—	—	—	—	57,940	—	—	—	57,940	—	57,940
Share of other comprehensive income of an associate	—	—	—	—	—	4,658	—	—	—	4,658	—	4,658
Exchange differences related to foreign operations	—	—	—	—	—	—	—	499,837	—	499,837	—	499,837
Total comprehensive income for the year	—	—	—	—	—	62,598	—	499,837	129,511	691,946	218,391	910,337

Issuance of A shares	1,379,310	6,518,162	—	—	—	—	—	—	—	7,897,472	—	7,897,472
Business combination under common control	—	(37,662)	—	—	—	—	—	—	—	(37,662)	—	(37,662)
Disposal of subsidiaries	—	—	—	—	(5,405)	—	—	—	—	(5,405)	5,686	281
Issuance of perpetual medium-term notes	—	—	—	—	—	—	2,000,000	—	—	2,000,000	—	2,000,000
Capital injection from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	261,000	261,000
Other appropriation	—	—	—	—	(80,364)	—	—	—	—	(80,364)	(16,081)	(96,445)
Share of reserves of joint ventures and associates	—	—	—	—	11,878	—	—	—	—	11,878	—	11,878
Partial disposal of Jiaozuo Wangfang	—	—	—	—	(13,949)	—	—	—	—	(13,949)	—	(13,949)
Dividends distributed by subsidiaries to non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	(65,853)	(65,853)
Other equity instruments’ distribution	—	—	—	—	—	—	19,288	—	(19,288)	—	(297,766)	(297,766)
At December 31, 2015	14,903,798	20,747,839	932,588	5,867,557	100,018	62,598	2,019,288	312,538	(4,894,942)	40,051,282	11,937,634	51,988,916

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital (note 17)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At January 1, 2016	14,903,798	20,539,529	932,588	5,867,557	99,080	62,598	2,019,288	312,538	(4,781,084)	39,955,892	11,937,634	51,893,526
Add: Adjustment due to business combinations under common control	—	208,310	—	—	938	—	—	—	(113,858)	95,390	—	95,390
At January 1, 2016	14,903,798	20,747,839	932,588	5,867,557	100,018	62,598	2,019,288	312,538	(4,894,942)	40,051,282	11,937,634	51,988,916
Profit for the year	—	—	—	—	—	—	—	—	368,412	368,412	852,961	1,221,373

Other comprehensive income for the year
Changes in fair value of available-for-sale financial assets	—	—	—	—	—	90,815	—	—	—	90,815	—	90,815
Disposal of available-for-sale financial assets, net of tax	—	—	—	—	—	(102,854)	—	—	—	(102,854)	—	(102,854)
Transfer out of share of other comprehensive income of an associate	—	—	—	—	—	(4,658)	—	—	—	(4,658)	—	(4,658)
Exchange differences related to foreign operations	—	—	—	—	—	—	—	657,531	—	657,531	—	657,531
Total comprehensive income for the year	—	—	—	—	—	(16,697)	—	657,531	368,412	1,009,246	852,961	1,862,207

Release of deferred government subsidies	—	—	20,290	—	—	—	—	—	—	20,290	—	20,290
Business combination under common control	—	(3,010,627)	—	—	—	—	—	—	—	(3,010,627)	—	(3,010,627)
Dividends distributed by subsidiaries to non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	(8,941)	(8,941)
Issuance of senior perpetual securities	—	—	—	—	—	—	—	—	—	—	3,513,068	3,513,068
Capital injection from non-controlling shareholders	—	176,615	—	—	—	—	—	—	—	176,615	1,661,925	1,838,540
Other appropriations	—	—	—	—	22,523	—	—	—	—	22,523	(13,375)	9,148
Share of reserves of joint ventures and associates	—	—	—	—	8,969	—	—	—	—	8,969	—	8,969
Other equity instruments’ distribution	—	—	—	—	—	—	—	—	(110,000)	(110,000)	(324,762)	(434,762)
At December 31, 2016	14,903,798	17,913,827	952,878	5,867,557	131,510	45,901	2,019,288	970,069	(4,636,530)	38,168,298	17,618,510	55,786,808

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital (note 17)	Share premium		Other capital reserves		Statutory surplus reserve		Special reserve		Gain on available-for-sale financial assets	Other equity instruments		Foreign currency translation reserve		Accumulated losses	Total	Non- controlling interests	Total equity

At January 1, 2017	14,903,798	17,705,517		952,878		5,867,557		131,231		45,901	2,019,288		970,069		(4,488,590)	38,107,649	17,479,840	55,587,489
Add: Adjustment due to business combinations under common control (note 38)	—	208,310		—		—		279		—	—		—		(147,940)	60,649	138,670	199,319
At January 1, 2017	14,903,798	17,913,827	*	952,878	*	5,867,557	*	131,510	*	45,901 *	2,019,288	*	970,069	*	(4,636,530)	38,168,298	17,618,510	55,786,808
Profit for the year	—	—		—		—		—		—	—		—		1,378,435	1,378,435	985,514	2,363,949

Other comprehensive income for the year
Changes in fair value of available-for-sale financial assets, net of tax	—	—		—		—		—		(4,758)	—		—		—	(4,758)	—	(4,758)
Disposal of available-for-sale financial assets, net of tax	—	—		—		—		—		(34,307)	—		—		—	(34,307)	—	(34,307)
Exchange differences on translation of foreign operations	—	—		—		—		—		—	—		(634,793)		—	(634,793)	—	(634,793)
Total comprehensive income for the year	—	—		—		—		—		(39,065)	—		(634,793)		1,378,435	704,577	985,514	1,690,091

Business combinations under common control	—	(242,564)		—		—		—		—	—		—		—	(242,564)	—	(242,564)
Disposal of subsidiaries	—	—		—		—		(6,149)		—	—		—		—	(6,149)	6,929	780
Disposal of equity interest in subsidiaries without loss of control	—	38,189		—		—		—		—	—		—		—	38,189	(38,189)	—
Deemed disposal of a subsidiary	—	—		—		—		—		—	—		—		—	—	(96,568)	(96,568)
Dividends distribution by subsidiaries to non-controlling shareholders	—	—		—		—		—		—	—		—		—	—	(311,911)	(311,911)
Capital injection from non-controlling shareholders	—	1,887,824		—		—		—		—	—		—		—	1,887,824	10,829,937	12,717,761
Acquisition of non-controlling interests	—	(980,725)		—		—		—		—	—		—		—	(980,725)	(432,564)	(1,413,289)
Acquisition of a subsidiary	—	—		—		—		—		—	—		—		—	—	416,353	416,353
Other appropriations	—	—		—		—		22,696		—	—		—		—	22,696	34,033	56,729
Share of reserves of joint ventures and associates (note 9)	—	—		—		—		(3,696)		—	—		—		—	(3,696)	—	(3,696)
Repayment of senior perpetual securities	—	—		—		—		—		—	—		—		—	—	(2,584,682)	(2,584,682)
Other equity instruments’ distribution	—	—		—		—		—		—	—		—		(110,000)	(110,000)	(391,933)	(501,933)
At December 31, 2017	14,903,798	18,616,551	*	952,878	*	5,867,557	*	144,361	*	6,836 *	2,019,288	*	335,276	*	(3,368,095)	39,478,450	26,035,429	65,513,879

*	These reserves accounts comprise the consolidated other reserves of RMB27,943 million (December 31, 2016: RMB27,901 million) in the consolidated statement of financial position.

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2015	2016	2017
		RMB’000	RMB’000	RMB’000	USD’000

Net cash flows from operating activities	34	7,317,746	11,530,400	13,127,777	2,017,702

Investing activities
Purchases of intangible assets		(34,610)	(286,282)	(418,203)	(64,277)
Purchases of property, plant and equipment		(9,198,815)	(6,242,999)	(8,837,523)	(1,358,304)
Purchases of land use rights		(139,624)	(20,963)	(59,215)	(9,101)
Purchases of investment properties		—	(41,982)	—	—
Proceeds from disposal of property, plant and equipment		805,764	271,609	460,955	70,847
Proceeds from disposal of intangible assets		—	—	11,730	1,803
Proceeds from disposal of land use rights		554,554	—	5,824	895
Proceeds from disposal of an associate		1,857,993	—	—	—
Cash consideration paid for business combinations under common control		(30,000)	(2,456,512)	(176,848)	(27,181)
Proceeds from disposal and deemed disposal of subsidiaries and business, net of cash		4,839,699	6,200,670	5,631,298	865,515
Interest received from unpaid disposal proceeds		389,758	353,665	117,586	18,073
Interest received from loans and borrowings to others		14,639	31,657	118,015	18,139
Acquisition of a subsidiary	38	—	—	255,152	39,216
Investments in joint ventures		(10,263)	(1,134,512)	(15,414)	(2,369)
Investments in associates		(1,365,230)	(30,000)	(857,317)	(131,767)
Prepaid equity investment		(150,000)	—	—	—
Purchase of available for sale equity investments	10	—	—	(1,848,000)	(284,032)
Purchase of non-controlling interests	17	—	—	(1,413,289)	(217,219)
Proceeds from dividends and disposal of available-for-sale investments		4,449,249	490,309	124,536	19,141
Dividend received		320,857	65,083	44,960	6,910
(Increase)/ decrease in time deposits		(42,500)	(21,700)	72,700	11,174
Cash paid for settlement of futures, options and forward foreign exchange contracts		(680,685)	(2,006,583)	93,677	14,398
Loans to related parties	35	(140,000)	(547,957)	(1,600,000)	(245,915)
Loans repaid by related parties		111,000	213,354	1,010,169	155,260
Asset-related government grants received		840,769	164,547	145,825	22,413

Net cash flows from/(used in) investing activities		(2,392,555)	(4,998,596)	(7,133,382)	(1,096,381)

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2015	2016	2017
		RMB’000	RMB’000	RMB’000	USD’000

Financing activities
Proceeds from a gold leasing arrangement		—	3,000,000	7,804,083	1,199,466
Repayments of gold leasing arrangement		—	—	(4,000,000)	(614,789)
Proceeds from issuance of bonds and notes, net of issuance costs		20,988,166	11,070,660	3,478,550	534,643
Repayments of senior perpetual securities		—	—	(2,895,910)	(445,093)
Proceeds from issuance of perpetual securities, net of issuance costs		2,000,000	3,513,068	—	—
Repayments of bonds and notes		(32,000,000)	(13,500,000)	(16,300,000)	(2,505,264)
Distribution paid for other equity instruments		(297,766)	(434,762)	(501,933)	(77,146)
Drawdown of short-term and long-term loans		56,113,052	44,691,924	83,523,749	12,837,365
Repayments of short-term and long-term loans		(59,503,290)	(48,648,566)	(78,673,459)	(12,091,889)
Proceeds from sale and leaseback finance leases, net of deposit and transaction costs		5,657,694	1,527,085	1,000,036	153,703
Finance lease instalment paid		(472,902)	(1,580,986)	(2,462,250)	(378,441)
Proceeds from issuance of A shares, net of issuance cost		7,897,472	—	—	—
Capital injection from non-controlling shareholders		261,000	1,838,540	12,717,761	1,954,684
Dividends paid by subsidiaries to non-controlling shareholders		(20,045)	(20,481)	(309,465)	(47,564)
Interest paid		(6,071,394)	(5,128,402)	(5,217,040)	(801,844)

Net cash flows used in financing activities		(5,448,013)	(3,671,920)	(1,835,878)	(282,169)

Net increase in cash and cash equivalents		4,262,288	2,859,884	4,158,517	639,152
Cash and cash equivalents at beginning of year		16,385,252	20,762,306	23,813,736	3,660,104
Effect of foreign exchange rate changes, net		114,766	191,546	(221,567)	(34,054)

Cash and cash equivalents at December 31	16	20,762,306	23,813,736	27,750,686	4,265,202

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the “Company”) (中國鋁業股份有限公司) and its subsidiaries (together the “Group”) are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading and logistics and transport services of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on -September 10, 2001 in the People’s Republic of China (the “PRC”) with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company’s shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China (“Chinalco”) (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

Information about subsidiaries

As at December 31, 2017, particulars of the Company’s principal subsidiaries are as follows:

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect
Baotou Aluminum Co., Ltd. (“Baotou Aluminum“) (包頭鋁業有限公司)	PRC/Mainland China	2,245,510	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	74.33%	-
China Aluminum International Trading Co., Ltd. (“Chalco Trading”) (中鋁國際貿易有限公司)	PRC/Mainland China	1,731,111	Import and export activities	100.00%	-
Shanxi Huasheng Aluminum Co., Ltd. (“Shanxi Huasheng“) (山西華聖鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51.00%	-
Chalco Shanxi New Material Co., Ltd.(“Shanxi New Material”) (中鋁山西新材料有限公司)	PRC/Mainland China	4,279,601	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply	85.98%	-

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland China	600,970	Manufacture and distribution of primary aluminum	62.10%	-
Chalco Zunyi Alumina Co., Ltd. (“Zunyi Alumina“) (中國鋁業遵義氧化鋁有限公司)	PRC/Mainland China	1,400,000	Manufacture and distribution of alumina	73.28%	-
Shandong Huayu Alloy Materials Co., Ltd. (“Shandong Huayu”) (山東華宇铝合金材料有限公司)	PRC/Mainland China	1,627,697	Manufacture and distribution of aluminum alloy	55.00%	-
Chalco Hong Kong Ltd. (“Chalco Hong Kong”) (中國鋁業香港有限公司)	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities	100.00%	-
Chalco Mining Co., Ltd. (“Chalco Mining“) (中鋁礦業有限公司)	PRC/Mainland China	4,028,859	Manufacture, acquisition and distribution of bauxite mines, limestone ore, manufacturing and distribution of alumina	18.86%	-
Chalco Energy Co., Ltd. (中鋁能源有限公司)	PRC/Mainland China	819,993	Thermoelectric supply and investment management	100.00%	-
China Aluminum Ningxia Energy Group Co., Ltd. (“Ningxia Energy“) (中鋁寧夏能源集團)	PRC/Mainland China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power-related equipment manufacturing	70.82%	-
Guizhou Huajin Aluminum Co., Ltd. (“Guizhou Huajin“) (貴州華錦鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of alumina	60.00%	-

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	PRC/Mainland China	214,858	Research and development services	100.00%	-
Chalco Shandong Co., Ltd. ("Chalco Shandong“) (中鋁山東有限公司)	PRC/Mainland China	3,808,995	Manufacture and distribution of alumina	69.20%	-
Chalco Zhongzhou Aluminum Co., Ltd. ("Zhongzhou Aluminum“) (中鋁中州鋁業有限公司)	PRC/Mainland China	5,071,235	Manufacture and distribution of alumina	63.10%	-
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland China	558,752	Logistic transportation	100.00%	-
Chinalco Shanxi Jiaokou Xinghua Technology Ltd.(“Xinghua Technology“) (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland China	270,000	Manufacture and distribution of primary aluminum	33.00%	33.00%
Chinalco Shanghai Company Limited (“Chinalco Shanghai“) (中鋁(上海)有限公司)	PRC/Mainland China	968,300	Trading and engineering project management	100.00%	-

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial part of the net assets of the Group. To give details of the other subsidiaries would, in the opinion of the directors, result in particulars of excessive of length.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

	2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs“) issued by the International Accounting Standards Board (the “IASB“) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss which have been measured at fair value.

These financial statements are presented in thousands of Chinese Renminbi (“RMB“) unless otherwise stated.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.1	Basis of preparation (Continued)

Going concern

As at December 31, 2017, the Group’s current liabilities exceeded its current assets by approximately RMB21,628 (December 31, 2016: RMB16,693 million). The directors of the Company have considered the Group’s available sources of funds as follows:

		•	The Group’s expected net cash inflows from operating activities in 2018;

		•	Unutilized banking facilities of approximately RMB82,666 million as at December 31, 2017, of which amounts totaling RMB56,104 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group’s past experience and good credit standing; and

		•	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from December 31, 2017. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended December 31, 2017. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

		•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

		•	Exposure, or rights, to variable returns from its involvement with the investee; and

		•	The ability to use its power over the investee to affect its returns.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

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

• Rights arising from other contractual arrangements; and

• The Group’s voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI“) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.1	Basis of preparation (Continued)

Consolidation (Continued)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

		•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

		•	Derecognizes the carrying amount of any non-controlling interests;

		•	Derecognizes the cumulative translation differences recorded in equity;

		•	Recognizes the fair value of the consideration received;

		•	Recognizes the fair value of any investment retained;

		•	Recognizes any surplus or deficit in profit or loss; and

		•	Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

		(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the ultimate holding company.

The net assets of the combining entities or businesses are combined using the carrying amount from the ultimate holding company’s perspective. No amount is recognized in consideration for goodwill or excess of the acquirers’ interest in the book value of the net assets over cost at the time of the common control combination, to the extent of the continuation of the ultimate holding company’s interest.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.1	Basis of preparation (Continued)

Consolidation (Continued)

		(a)	Merger accounting for business combinations under common control(Continued)

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative financial data have been retrospectively adjusted to reflect the business combinations under common control occurred during this year as disclosed in note 38.

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

		(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The considerations transferred for the acquisition of a subsidiary are the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The excess of the consideration transferred, the amount recognized for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

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

(c) the Group’s voting rights and potential voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Amounts reported by subsidiaries have been changed where necessary in the consolidated financial statements to conform with the policies adopted by the Group.

In the Company’s statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to January 1, 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date that are not classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.2	Changes in accounting policies and disclosures

The Group has adopted the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IAS 7	Disclosure Initiative
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses
Amendments to IFRS 12 included in Annual Improvements to IFRSs 2014-2016 Cycle	Disclosure of Interests in Other Entities: Clarification of the Scope of IFRS 12

None of the above amendments to IFRSs has had a significant financial effect on these financial statements. Disclosure has been made in note 34(b) to the financial statements upon the adoption of amendments to IAS 7, which require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The nature and the impact of the amendments are described below:

Amendments to IAS 7 Disclosure Initiative

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Disclosure of the changes in liabilities arising from financing activities is provided in note 34 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.2	Changes in accounting policies and disclosures (Continued)

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The amendments have had no impact on the financial position or performance of the Group as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Amendments to IFRS 12 included in Annual Improvements to IFRSs 2014-2016 Cycle Disclosure of Interests in Other Entities: Clarification of the Scope of IFRS 12

Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group’s financial statements as the Group did not have any disposal group held for sale at the end of the year.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective financial reporting standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[1]
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[1]
IFRS 9	Financial Instruments[1]
Amendments to IFRS 9	Prepayment Features with Negative Compensation[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
IFRS 15	Revenue from Contracts with Customers[1]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]
IFRS 17	Insurance Contracts[3]
Amendments to IAS 19	Employee Benefits[2]
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures[2]
Amendments to IAS 40	Transfers of Investment Property[1]
IFRIC-Int 22	Foreign Currency Transactions and Advance Consideration[1]
IFRIC-Int 23	Uncertainty over Income Tax Treatments[2]
Annual Improvements 2014-2016 Cycle	Amendments to IFRS 1 and IAS 28[1]
Annual Improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23[2]

[1]	Effective for annual periods beginning on or after January 1, 2018
[2]	Effective for annual periods beginning on or after January 1, 2019
[3]	Effective for annual periods beginning on or after January 1, 2021
[4]	No mandatory effective date yet determined but available for adoption

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Further information about those IFRSs that are expected to be applicable to the Group is described below. Of those standards, IFRS 9 and IFRS 15 will be applicable for the Group’s financial year ending December 31, 2018 and are expected to have some impact upon adoption. Whilst management has performed a detailed assessment of the estimated impacts of these standards, that assessment is based on the information currently available to the Group. The actual impacts upon adoption could be different to those below, depending on additional reasonable and supportable information being made available to the Group at the time of applying the standards.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group will adopt IFRS 9 from January 1, 2018. The Group will not restate comparative information and will recognize any transition adjustments against the opening balance of equity at January 1, 2018. During 2017, the Group has performed a detailed assessment of the impact of the adoption of IFRS 9. The expected impacts relate to the classification and measurement and the impairment requirements and are summarized as follows:

(a) Classification and measurement

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets. It expects to continue measuring at fair value all financial assets currently held at fair value. Equity investments currently held as available for sale will be measured at fair value through other comprehensive income as the investments are intended to be held for the foreseeable future and the Group expects to apply the option to present fair value changes in other comprehensive income. Gains and losses recorded in other comprehensive income for the equity investments cannot be recycled to profit or loss when the investments are derecognized.

(b) Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group will apply the simplified approach and record lifetime expected losses that are estimated based on the present value of all cash shortfalls over the remaining life of all of its trade receivables. Furthermore, the Group will apply the general approach and record twelve-month expected credit losses that are estimated based on the possible default events on its other receivables within the next twelve months. The effect of adoption on the Group’s financial statements is not expected to be material.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IFRS 10 and IAS 28 (2011) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in January 2016 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

IFRS 15 Revenue from Contracts with Customers and Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. The Group plans to adopt the transitional provisions in IFRS 15 to recognize the cumulative effect of initial adoption as an adjustment to the opening balance of accumulated losses at January 1, 2018. The Group’s principal activities consist of the manufacture and sale of alumina, the manufacture and sale of primary aluminium and aluminum alloy products, trading and logistics of non-ferrous metal products, coal, electric power and other energy businesses. During 2017, the Group has performed a detailed assessment on the impact of the adoption of IFRS 15 including completing a review of its customer contracts. Based on the contracts outstanding as of December 31, 2017, the Group expects that the transitional adjustment to be made on January 1, 2018 upon initial adoption of IFRS 15 will not be material. This is mainly because the Group recognizes revenue upon the transfer of significant risks and rewards, which coincides with the fulfilment of performance obligations. Additionally, the Group’s contracts with customers generally has only one performance obligation. However, the Group is in the process of identifying appropriate changes to its business processes and controls to ensure that all future customer contracts are properly evaluated under the new standard.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Presentation and disclosure

The presentation and disclosure requirements in IFRS 15 are more detailed than those under the current IAS 18. The presentation requirements represent a significant change from current practice and will significantly increase the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made on, how the transaction prices have been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling price of each performance obligation. In addition, as required by IFRS 15, the Group will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards (Continued)

IFRS 16 Leases

IFRS 16, issued in January 2016, replaces IAS 17 Leases, IFRIC Interpretation 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17. Lessees can choose to apply the standard using either a full retrospective or a modified retrospective approach. The Group expects to adopt IFRS 16 from January 1, 2019 and is currently assessing the impact of IFRS 16 upon adoption and is considering whether it will choose to take advantage of the practical expedients available and which transition approach and reliefs will be adopted. As disclosed in note 42(b) to the financial statements, as at December 31, 2017, the Group had future minimum lease payments under non-cancellable operating leases in aggregate of approximately RMB15,315 million. Upon adoption of IFRS 16, certain amounts included therein may need to be recognized as new right-of-use assets and lease liabilities. Further analysis, however, will be needed to determine the amount of new rights of use assets and lease liabilities to be recognized, including, but not limited to, any amounts relating to leases of low-value assets and short term leases, other practical expedients and reliefs chosen, and new leases entered into before the date of adoption.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective financial reporting standards (Continued)

Amendments to IAS 40 Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development, into or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments should be applied prospectively to the changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The Group expects to adopt the amendments prospectively from January 1, 2018. The amendments are not expected to have any significant impact on the Group’s financial statements.

IFRIC Int 22 Foreign Currency Transactions and Advance Consideration

IFRIC-Int 22, issued in December 2016, provides guidance on how to determine the date of the transaction when applying IAS 21 to the situation where an entity receives or pays advance consideration in a foreign currency and recognizes a non-monetary asset or liability. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset (such as a prepayment) or non-monetary liability (such as deferred income) arising from the payment or receipt of the advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the entity must determine the transaction date for each payment or receipt of the advance consideration. Entities may apply the interpretation on a full retrospective basis or on a prospective basis, either from the beginning of the reporting period in which the entity first applies the interpretation or the beginning of the prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation. The Group expects to adopt the interpretation prospectively from January 1, 2018. The amendments are not expected to have any significant impact on the Group’s financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

IFRIC-Int 23 Uncertainty over Income Tax Treatments

IFRIC-Int 23, issued in June 2017, addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from January 1, 2019. The amendments are not expected to have any significant impact on the Group’s financial statements.

Annual Improvements to IFRSs 2014-2016 Cycle

Annual Improvements to IFRSs 2014-2016 Cycle, issued in December 2016, sets out amendments to IFRS 1, IFRS 12 and IAS 28. Except for the amendments to IFRS 12 which have been adopted by the Group for the current year’s financial statements, the Group expects to adopt the amendments from January 1, 2018. None of the amendments are expected to have a significant financial impact on the Group. Details of the amendments to IFRS 1 and IAS 28 are as follows:

IFRS 1 First-time Adoption of International Financial Reporting Standards

Deletes the short-term exemptions for first-time adopters because the reliefs provided in the exemptions are no longer applicable.

IAS 28 Investments in Associates and Joint Ventures

Clarifies that an entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries when applying the equity method. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (i) the investment entity associate or joint venture is initially recognized; (ii) the associate or joint venture becomes an investment entity; and (iii) the investment entity associate or joint venture first becomes a parent. These amendments should be applied retrospectively.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

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

The Group’s investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment, and tested for impairment when any indicators of impairment are identified.

The consolidated statement of comprehensive income includes the Group’s share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of shareholders’ equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group’s share of profit or loss of an associate and a joint venture is shown on the face of the consolidated statement of comprehensive income and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-makers, who are responsible for allocating resources and assessing the performance of the operating segments, have been identified as the presidents of the Company that make strategic decisions.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.6	Related parties

A party is considered to be related to the Group if:

		(a)	the party is a person or a close member of that person’s family and that person:

			(i)	has control or joint control over the Group;

			(ii)	has a significant influence over the Group; or

			(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

		(b)	the party is an entity where any of the following conditions applies:

			(i)	the entity and the Group are members of the same group;

			(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

			(iii)	the entity and the Group are joint ventures of the same third party;

			(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

			(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

			(vi)	the entity is controlled or jointly controlled by a person identified in (a);

			(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

			(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

	2.7	Fair value measurement

The Group measures its future contracts and available-for-sale financial investments at fair value at the end of each reporting period. Also, the fair values of financial instruments measured at amortized cost are disclosed in note 36.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

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

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

		Level 1 —	Based on quoted (unadjusted) prices in active markets for identical assets or liabilities

		Level 2 —	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

		Level 3 —	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.8	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency“). The consolidated financial statements are presented in RMB, which is the Company’s functional currency and the Group’s presentation currency.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.5063 per US$1.00 on December 29, 2017, the last business day in fiscal year 2017, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Transactions and balances

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

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

Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyper-inflationary economy) that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

Goodwill and fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.9	Property, plant and equipment

Property, plant and equipment, other than construction in progress (“CIP“), are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8 - 45 years
Machinery	3 - 30 years
Transportation facilities	6 -10 years
Office and other equipment	3 - 10 years

The depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

CIP represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.10	Intangible assets

		(a)	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period. Any impairment is recognized immediately as an expense and is not subsequently reversed.

		(b)	Mining rights and mineral exploration rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.10	Intangible assets (Continued)

		(b)	Mining rights and mineral exploration rights (Continued)

			(i)	Recognition

Mineral exploration rights and mining rights are initially recorded at cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortization and impairment.

			(ii)	Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, and are subject to amortization when commercial production has commenced.

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

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.10	Intangible assets (Continued)

		(c)	Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortized over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

		(d)	Other intangible assets

Other intangible assets mainly include profit-sharing rights of Maochang mine, which are initially recorded at costs incurred to acquire the specific right. Amortization is calculated on the straight-line basis over its estimated useful life. The estimated useful live of profit-sharing rights of Maochang mine is 22.5 years.

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

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognized as assets in subsequent periods. The Group has not had any development expenditure capitalised.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.12	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, for example goodwill or intangible assets with indefinite useful life), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

For the years ended December 31, 2015, 2016 and 2017

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

Depreciation is calculated on the straight-line basis to write off the cost to investment property’s residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	50 years
Land use rights	40-70 years

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

For the years ended December 31, 2015, 2016 and 2017

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

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purposes of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance cost in profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for “Revenue recognition“ below.

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

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.15	Financial assets (Continued)

		(a)	Classification (Continued)

			(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortized cost using the effective interest rate method less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in other income and gains in profit or loss. The loss arising from impairment is recognized in profit or loss in finance costs for loans and in other expenses for receivables.

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognized in profit or loss as other income in accordance with the policies set out for “Interest income“ and “Dividend income” below.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

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

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.15	Financial assets (Continued)

		(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the Group’s consolidated statement of financial position) when:

• the rights to receive cash flows from the asset have expired; or

• the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through“ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

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

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group assesses whether impairment exists individually for financial assets.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.15	Financial assets (Continued)

		(d)	Impairment of financial assets (Continued)

Financial assets carried at amortized cost (Continued)

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

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

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is removed from other comprehensive income and recognized in profit or loss.

In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in other comprehensive income — is removed from other comprehensive income and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.15	Financial assets (Continued)

		(d)	Impairment of financial assets (Continued)

Available-for-sale financial investments (Continued)

The determination of what is “significant“ or “prolonged“ requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

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

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings as appropriate.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group’s financial liabilities include financial liabilities at fair value through profit or loss, loans and borrowings and financial guarantee contracts.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
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
For the years ended December 31, 2015, 2016 and 2017
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

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

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

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss.

	2.19	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net recoverable amount and recorded in profit or loss. Net realisable amounts are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognized within “cost of sales” in profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
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
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.24	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees’ education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

		(a)	Bonus plans

The expected cost of bonus plans is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

		(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by the relevant municipal and provincial governments in the PRC. In 2017, the Group made monthly contributions at the rate of 20% (2016: 20%) of the qualified employees’ salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.25	Current and deferred income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

• when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

• when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.25	Current and deferred income tax (Continued)

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

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.26	Perpetual securities

Perpetual securities are classified as equity if they are non-redeemable, or redeemable only at the issuer’s option, and any interest and distributions are discretionary. Interest and distributions on perpetual securities classified as equity are recognized as distributions within equity.

The perpetual securities issued by the Company are recognized as other equity instruments, and the perpetual securities issued by a subsidiary of the Company are recognized as non-controlling interests.

	2.27	Revenue recognition

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group’s activities (see descriptions below).

(a) Sales of goods

Revenue from the sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

If the Group is acting solely as an agent, the related revenue is reported on a net basis.

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
For the years ended December 31, 2015, 2016 and 2017
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

Property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased land use rights and the present value of the minimum lease payments.

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

	2.31	Borrowing costs

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
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.32	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

	2.33	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expenses.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group’s accounting policies and preparing the Group’s consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have significant effect on the amounts recognized in the consolidated financial statements.

(a) Significant influence over an entity in which the Group holds less than 20% of voting rights

At December 31, 2016 and 2017, the Group owned a 15% and 6.68% equity interest of Chalco Mineral Resources Co. Ltd. (“Chalco Resources”) (中鋁礦產資源有限公司), respectively. The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the five directors of the board of directors of Chalco Resources.

At December 31, 2016 and 2017, the Group owned a 14.62% equity interest of China Rare Earth Co., Ltd. (“China Rare Earth”) (中國稀有稀土有限公司). The Group considers that it has significant influence over China Rare Earth even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the board of directors of China Rare Earth.

At December 31, 2016 and 2017, the Group owned 17.7% of the voting right of Chinalco Capital Holdings Co., Ltd.* (“Chinalco Capital”) (中鋁資本控股有限公司). The Group considers that it has significant influence over Chinalco Capital since it can appoint one out of three directors of the board of directors of Chinalco Capital.

At December 31, 2016 and 2017, the Group owned a 16% equity interest of Baise New Aluminum Power Co., Ltd. * (“New Aluminum Power”) (百色新鋁電力有限公司). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the board of directors of New Aluminum Power.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Judgements (Continued)

	(b)	Consolidation of entities in which the Group holds less than a majority of voting rights

At December 31, 2017, the Group owned a 40.23% equity interest of Yinxing Energy (December 31, 2016: 40.44%). Since the remaining 59.77% (December 31, 2016: 59.56%) of the equity shares in Yinxing Energy are held by large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy, and Yinxing Energy continues to be included in the consolidation scope.

As disclosed in note 37, as at December 31, 2017, the Group had 18.86% equity interest in Chalco Mining. According to the “Investment Agreements” and “Debt to Equity Swap Agreements”, other shareholders of Chalco Mining will exercise their voting rights in shareholders’ and board meetings in concert with the Group. Accordingly, the directors of the Company consider that the Group had control over Chalco Mining and included Chalco Mining in the consolidation scope.

	(c)	Determination of control over structured entities

As disclosed in note 10, in 2017, the Company initiated the establishment of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership) (“Size Industry Investment Fund”*) (北京中鋁交銀四則產業投資基金管理合夥企業(有限合夥)). Pursuant to the Investment Agreements, the directors of the Company are of the opinion that as a limited partner, the Company neither had control over or joint control over nor significant influence over Size Industry Investment Fund. Therefore, the Company’s investment in the Size Industry Investment Fund was accounted for as an available-for-sale financial instrument.

	(d)	Lease classification

As disclosed in note 20, the Group has entered into several sales and lease back agreements with third party leasing companies and related party leasing companies. The Group assessed the terms in the agreements and considered that the Group had substantially all the risks and rewards of ownership and treated them as finance leases.

	*	The English name represents the best effort made by management of the Group in translating its Chinese name as it does not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group’s assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a) Property, plant and equipment and intangible assets- recoverable amount

In accordance with the Group’s accounting policy, each asset or cash-generating unit is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the net recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the net recoverable amount. The net recoverable amount of an asset or cash-generating unit of assets is measured at the higher of fair value less costs of disposal and value in use.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Value in use is generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, selling prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the net recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(b)	Property, plant and equipment and intangible assets- estimated useful lives and residual values

The Group’s management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortization charges for its property, plant and equipment and intangible assets (excluding goodwill). These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/ amortization charge where useful lives are less than previously estimated, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortization expense in future periods.

	(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognized as income in profit or loss. The impairment is subject to management’s assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(c)	Estimated impairment of trade and other receivables and inventories (Continued)

In accordance with the Group’s accounting policy, the Group’s management tests whether inventories suffered any impairment based on estimates of the net realisable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate the net recoverable amount of inventories. For inventories held for executed sales contracts, management estimates the net recoverable amount based on the contracted price; for other inventories, management estimates the realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, management has established a model in estimating the net recoverable amount at which the inventories can be realized in the normal course of business after considering the Group’s manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group’s business and the external environment, outcomes within the next financial year would be significantly affected.

	(d)	Coal reserve estimates and units-of-production depreciation for coal mining rights

External qualified valuation professionals evaluate “economically recoverable reserves” based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only the approximate amounts of the coal reserves because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(e) Income tax

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from the relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact on the income tax and deferred tax provisions in the period in which the determination is made.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

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

The Group considers it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact on the Group’s results or financial position.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(f)	Goodwill - recoverable amount

In accordance with the Group’s accounting policy, goodwill is allocated to the Group’s operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is the higher of value in use and the fair value less costs of disposal. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment also apply to goodwill.

	(g)	Investment in joint ventures and associates - recoverable amount

In accordance with the Group’s accounting policy, each investment in joint ventures and associates is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION

	(a)	Revenue

Revenue recognized during the years are as follows:

	2015	2016	2017

Sales of goods (net of value-added tax)	121,255,842	141,534,738	177,872,845
Other revenue	2,411,825	2,694,178	2,207,905

	123,667,667	144,228,916	180,080,750

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation and packaging and other services.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of internal reports in order to allocate resources to operating segments and assess their performance of these operating segments.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and energy products which are identified as separate reportable operating segments. In addition, the Group’s trading business is identified as a separate reportable operating segment. The Group’s operating segments also include corporate and other operating activities.

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

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

The Group’s five reportable operating segments are summarized as follows:

		•	The alumina segment, which consists of the mining and purchase of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group’s aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

		•	The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, and the smelting of alumina to produce primary aluminum which is sold to internal trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

		•	The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, and new energy related equipment manufacturing business. Sales of coals are mainly made to the Group’s internal and external coals consuming customers; electricity is sold to regional power grid corporations.

		•	The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products, raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group, international and domestic suppliers of the Group. Sales of products manufactured by the Group’s manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supply the products to the trading segment.

		•	Corporate and other operating segments, which mainly include corporate management, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated on consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended December 31, 2015
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	33,497,260	36,973,230	4,290,915	94,131,114	302,377	(45,527,229)	123,667,667
Inter-segment revenue	(26,643,874)	(8,861,390)	(98,124)	(9,908,906)	(14,935)	45,527,229	—

Sales of self-produced products(Note (i))				23,294,776

Sales of products sourced from external suppliers				60,927,432

Revenue from external customers	6,853,386	28,111,840	4,192,791	84,222,208	287,442	—	123,667,667

Segment profit/(loss) before income tax	1,895,706	(1,386,922)	(74,153)	(1,234,554)	733,760	188,104	121,941

Income tax benefit							225,961

Profit for the year							347,902

Other items
Finance income	204,580	20,820	39,231	265,372	282,456	—	812,459
Finance costs	(1,081,381)	(1,347,593)	(1,016,869)	(562,645)	(1,971,001)	—	(5,979,489)
Share of profits and losses of joint ventures	—	—	6,979	—	16,259	—	23,238
Share of profits and losses of associates	—	(2,027)	270,963	—	15,595	—	284,531
Amortization of land use rights	(44,591)	(28,989)	(12,557)	(15)	(18,307)	—	(104,459)
Depreciation and amortization (excluding the amortization of land use rights)	(3,066,608)	(2,871,447)	(1,203,659)	(27,526)	(114,840)	—	(7,284,080)
Gain/(loss) on disposal of property, plant and equipment and land use rights	218,384	1,747,796	(611)	56,120	296,168	—	2,317,857
Other income	316,536	1,369,644	79,611	12,816	9,167	—	1,787,774
Gain on disposal of Shanxi Huaxing	1,035,254	—	—	—	1,552,880	—	2,588,134
Partial disposal of Jiaozuo Wanfang	—	—	—	—	832,369	—	832,369
Impairment of property, plant and equipment	—	—	(10,011)	—	—	—	(10,011)
Change for impairment of inventories (Note (ii))	(219,997)	55,288	7,417	(459,575)	—	—	(616,867)
Reversal of provision for impairment of receivables, net	5,389	40,603	64,417	121,741	—	—	232,150
Investments in associates	21,000	312,286	2,323,968	118,352	2,827,095	—	5,602,701
Investments in joint ventures	1,886,083	—	1,412,223	—	1,852,581	—	5,150,887
Capital expenditure in:
Intangible assets	5,167	872	27,991	580	—	—	34,610
Land use rights	—	133,686	5,938	—	—	—	139,624
Property, plant and equipment(Note (iii))	5,523,144	1,862,662	2,377,708	16,930	412,632	—	10,193,076

(i)	The sales of self-produced products include sales of self-produced alumina amounting to RMB12,699 million, sales of self-produced primary aluminum amounting RMB8,099 million, and sales of self-produced other products amounting to RMB2,497 million.

(ii)	Change for impairment of inventories do not include change for impairment due to disposal of subsidiaries and transferred to non-current assets held for sale.

(iii)	The additions in property, plant and equipment under sale and leaseback contracts are not included in capital expenditure in property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended December 31, 2016
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	30,027,317	34,464,194	4,519,806	114,345,851	504,355	(39,632,607)	144,228,916
Inter-segment revenue	(20,508,466)	(4,981,936)	(137,460)	(13,906,423)	(98,322)	39,632,607	—

Sales of self-produced products (Note (i))				18,292,949

Sales of products sourced from external suppliers				82,146,479

Revenue from external customers	9,518,851	29,482,258	4,382,346	100,439,428	406,033	—	144,228,916

Segment profit/(loss) before income tax	910,426	2,183,826	33,408	809,063	(1,993,161)	(318,017)	1,625,545

Income tax expense							(404,172)

Profit for the year							1,221,373

Other items
Finance income	302,230	36,139	51,897	226,941	198,522	—	815,729
Finance costs	(1,016,455)	(1,226,821)	(987,422)	(329,454)	(1,459,756)	—	(5,019,908)
Share of profits and losses of joint ventures	(41,367)	—	(28,312)	—	(25,829)	—	(95,508)
Share of profits and losses of associates	—	958	87,359	(810)	27,584	—	115,091
Amortization of land use rights	(43,523)	(27,464)	(11,172)	(15)	(17,550)	—	(99,724)
Depreciation and amortization (excluding the amortization of land use rights)	(2,847,343)	(2,598,984)	(1,298,483)	(54,724)	(88,095)	—	(6,887,629)
Gain on disposal of property, plant and equipment and land use rights	191,364	361,155	253,566	2,890	7,746	—	816,721
Unrealized gains on futures, forward and option contracts, net	—	16,778	—	109,906	27,901	—	154,585
Realized loss on futures, forward and option contracts, net	(1,297)	(271,000)	—	(457,702)	(560,268)	—	(1,290,267)
Other income	440,592	195,380	57,600	40,085	11,612	—	745,269
Impairment of property, plant and equipment	(35,893)	(18,239)	(2,948)	—	—	—	(57,080)
Changes for impairment of inventories	684,271	505,595	159	471,218	1,145	—	1,662,388
Reversal of provision/(provision) for impairment of receivables, net	53,144	198	(836)	(5,838)	—	—	46,668
Gain on disposal of associates	—	—	—	—	128,833	—	128,833
Gain on disposal and dividends of available for sale	—	—	1,000	—	139,929	—	140,929

Investments in associates	69,000	313,244	2,351,845	146,926	3,045,518	—	5,926,533
Investments in joint ventures	2,631,546	—	1,559,966	—	2,048,688	—	6,240,200

Additions during the period:
Intangible assets	336,603	3	6,857	509	127	—	344,099
Land use rights	—	26	20,937	—	—	—	20,963
Investment properties	50,285	3,354	—	38,628	—	—	92,267
Property, plant and equipment (Note (ii))	2,455,064	4,118,544	1,582,039	42,476	143,736	—	8,341,859

Note:

(i)	The sales of self-produced products include sales of self-produced alumina amounting to RMB12,795 million, sales of self-produced primary aluminum amounting RMB3,684 million, and sales of self-produced other products amounting to RMB1,814 million.

(ii)	The additions to property, plant and equipment under sale and leaseback contracts (note 20) are not included.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended December 31, 2017
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	38,079,105	47,245,646	6,250,966	146,814,520	645,314	(58,954,801)	180,080,750
Inter-segment revenue	(24,413,258)	(10,693,678)	(517,269)	(23,159,115)	(171,481)	58,954,801	—

Sales of self-produced products (Note (i))				23,158,952

Sales of products sourced from external suppliers				100,496,453

Revenue from external customers	13,665,847	36,551,968	5,733,697	123,655,405	473,833	—	180,080,750

Segment profit/(loss) before income tax	3,251,751	826,632	(171,310)	730,131	(1,728,563)	97,575	3,006,216

Income tax expense							(642,267)

Profit for the year							2,363,949

Other items
Finance income	232,625	83,996	44,015	192,327	153,336	—	706,299
Finance costs	(695,162)	(1,212,249)	(1,000,767)	(467,090)	(1,814,661)	—	(5,189,929)
Share of profits and losses of joint ventures	82,619	—	(383,263)	1,885	306,910	—	8,151
Share of profits and losses of associates	—	(16,887)	(181,667)	9,463	23,842	—	(165,249)
Amortization of land use rights	(47,263)	(25,120)	(6,376)	(15)	(17,300)	—	(96,074)
Depreciation and amortization (excluding the amortization of land use rights)	(2,085,476)	(3,253,801)	(1,514,495)	(85,085)	(86,201)	—	(7,025,058)
Gain on disposal of property, plant and equipment and land use rights	47,595	40,106	(12,826)	1,673	543	—	77,091
Realized gain/(loss) on futures, forward and option contracts, net	3,398	(47,730)	1,585	(24,953)	43,749	—	(23,951)
Other income	179,736	79,038	37,940	31,060	14,397	—	342,171
Impairment of property, plant and equipment	—	—	(15,632)	—	—	—	(15,632)
Fair value loss	—	(17,033)	—	(92,719)	(21,321)	—	(131,073)
Changes for impairment of inventories (Note (ii))	71,973	64,734	4,488	722	5,287	—	147,204
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	26	269	(25,119)	(18,396)	—	—	(43,220)
Gain on disposal and dividends of available for sale	—	2,792	—	—	76,616	—	79,408

Investments in associates	90,875	296,357	2,170,178	184,149	4,193,471	—	6,935,030
Investments in joint ventures	2,809,758	—	878,196	28,865	2,290,805	—	6,007,624

Additions during the period:
Intangible assets	—	197	284,509	372	89	—	285,167
Land use rights	—	—	27,956	25,199	6,060	—	59,215
Property, plant and equipment (Note (iii))	2,558,737	5,533,168	1,268,051	60,805	256,093	—	9,676,854

Note:

(i)	The sales of self-produced products include sales of self-produced alumina amounting to RMB13,187 million, sales of self-produced primary aluminum amounting RMB6,680, and sales of self-produced other products amounting to RMB3,292 million.

(ii)	Change for impairment of inventories do not include change for impairment due to disposal of subsidiaries.

(iii)	The additions to property, plant and equipment under sale and leaseback contracts (note 20) are not included.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at December 31, 2016

Segment assets	75,022,795	46,680,908	38,078,969	14,927,762	37,040,630	211,751,064
Reconciliation:
Elimination of inter-segment receivables						(22,023,956)
Other eliminations						(746,586)
Corporate and other unallocated assets:
Deferred tax assets						1,426,707
Prepaid income tax						104,213

Total assets						190,511,442

Segment liabilities	42,562,213	30,023,322	24,927,277	11,298,129	46,596,662	155,407,603
Reconciliation:
Elimination of inter-segment payables						(22,023,956)
Corporate and other unallocated liabilities:
Deferred tax liabilities						984,304
Income tax payable						356,683

Total liabilities						134,724,634

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at December 31, 2017

Segment assets	69,657,926	51,996,432	40,249,776	18,576,192	48,271,025	228,751,351
Reconciliation:
Elimination of inter-segment receivables						(30,077,354)
Other eliminations						(194,763)
Corporate and other unallocated assets:
Deferred tax assets						1,602,825
Prepaid income tax						64,557

Total assets						200,146,616

Segment liabilities	33,106,617	29,811,892	27,504,055	13,063,870	60,019,710	163,506,144
Reconciliation:
Elimination of inter-segment payables						(30,077,354)
Corporate and other unallocated liabilities:
Deferred tax liabilities						993,742
Income tax payable						210,205

Total liabilities						134,632,737

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

	2015	2016	2017

Segment revenue from external customers
— Mainland China	121,421,378	141,393,123	171,014,419
— Outside of Mainland China	2,246,289	2,835,793	9,066,331

	123,667,667	144,228,916	180,080,750

	December 31, 2016	December 31,2017

Non-current assets (excluding financial assets and deferred tax assets)
— Mainland China	120,696,743	127,621,039
— Outside of Mainland China	370,561	384,089

	121,067,304	128,005,128

For the year ended December 31, 2017, revenues of approximately RMB39,759 million (2015: RMB31,818 million, 2016: RMB30,940 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no other individual customer from which the Group has derived revenue of more than 10% of the Group’s revenue during the years ended December 31, 2015, 2016 and 2017.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS

	Goodwill	Mining rights and others	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2016
Opening net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015
Additions	—	341,687	1,190	1,222	344,099
Disposal	—	—	—	(6,827)	(6,827)
Amortization	—	(211,325)	—	(32,446)	(243,771)
Transfer from property, plant and equipment	—	42,165	10,408	143	52,716
Reclassification	—	36,686	(36,686)	—	—
Currency translation differences	1,016	9,351	13,192	—	23,559

Closing net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791

As at December 31, 2016
Cost	2,346,853	8,231,287	1,131,586	399,631	12,109,357
Accumulated amortization and impairment	—	(1,241,700)	—	(258,866)	(1,500,566)

Net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791

	Goodwill	Mining rights and others	Mineral exploration rights	Computer software and others	Total

Year ended December 31, 2017
Opening net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791
Additions	—	280,340	—	4,827	285,167
Acquisition of a subsidiary	—	—	—	188	188
Disposals	—	—	—	(11,168)	(11,168)
Disposal of subsidiaries	—	—	—	(562)	(562)
Amortization	—	(242,261)	—	(34,616)	(276,877)
Transfer from property, plant and equipment (note 6)	—	53,565	—	22,614	76,179
Impairment losses	—	—	—	(8,134)	(8,134)
Currency translation differences	(923)	(7,433)	(12,053)	—	(20,409)

Closing net carrying amount	2,345,930	7,073,798	1,119,533	113,914	10,653,175

As at December 31, 2017
Cost	2,345,930	8,554,713	1,119,533	399,707	12,419,883
Accumulated amortization and impairment	—	(1,480,915)	—	(285,793)	(1,766,708)

Net carrying amount	2,345,930	7,073,798	1,119,533	113,914	10,653,175

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

For the years ended December 31, 2015, 2016 and 2017, the amortization expenses of intangible assets recognized in profit or loss are analyzed as follows:

	2015	2016	2017

Cost of sales	223,068	211,325	242,261
General and administrative expenses	32,030	32,446	34,616

	255,098	243,771	276,877

As at December 31, 2017, the Group has pledged intangible assets with a net carrying value amounting to RMB1,112 million (December 31, 2016: RMB1,114 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at December 31, 2017, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB1,680 million (December 31, 2016: RMB1,577 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at December 31, 2017, the carrying value of these rights only represented approximately 0.84% of the total asset value of the Group (December 31, 2016: approximately 0.83%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group’s cash-generating units (“CGUs“) and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	December 31, 2016		December 31, 2017
	Alumina	Primary aluminium	Alumina	Primary aluminium

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima (“PTNP”)	15,908	-	14,985	-

	205,327	2,141,526	204,404	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2016: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2016: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on their assessment, there was no impairment of goodwill as at December 31, 2017 (December 31, 2016: no impairment).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total

Year ended December 31, 2016
Opening net carrying amount	27,097,190	51,266,390	818,625	124,497	12,682,514	91,989,216
Currency translation differences	239	258	159	39	—	695
Reclassifications and internal transfers	3,041,286	1,412,368	18,750	4,485	(4,476,889)	—
Transfer to intangible assets	—	—	—	—	(52,716)	(52,716)
Transfer to land use rights	—	—	—	—	(156,752)	(156,752)
Additions	4,755	1,403,380	17,335	7,261	8,408,684	9,841,415
Disposals	(761,184)	(3,098,579)	(25,420)	(3,238)	(230,608)	(4,119,029)
Depreciation	(1,491,627)	(4,875,314)	(176,383)	(34,190)	—	(6,577,514)
Impairment losses	(28,670)	(28,326)	(59)	(25)	—	(57,080)

Closing net carrying amount	27,861,989	46,080,177	653,007	98,829	16,174,233	90,868,235

As at December 31, 2016
Cost	43,221,788	90,645,929	2,938,562	524,045	16,770,699	154,101,023
Accumulated depreciation and impairment	(15,359,799)	(44,565,752)	(2,285,555)	(425,216)	(596,466)	(63,232,788)

Net carrying amount	27,861,989	46,080,177	653,007	98,829	16,174,233	90,868,235

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total

Year ended December 31, 2017
Opening net carrying amount	27,861,989	46,080,177	653,007	98,829	16,174,233	90,868,235
Reclassifications and internal transfers	5,334,951	9,722,364	9,064	11,439	(15,077,818)	—
Transfer to intangible assets (note 5)	—	—	—	—	(76,179)	(76,179)
Transfer to land use rights (note 8)	—	—	—	—	(396,398)	(396,398)
Transfer to investment properties (note 7)	(157,150)	—	—	—	—	(157,150)
Additions	8,224	1,027,337	32,257	7,052	9,602,020	10,676,890
Acquisition of a subsidiary	889,597	2,600,315	3,410	1,714	99,934	3,594,970
Disposal of subsidiaries	(86,945)	(62,814)	(5,269)	(2,114)	(108,479)	(265,621)
Disposals	(37,678)	(1,140,081)	(12,437)	(1,123)	(334,329)	(1,525,648)
Depreciation	(1,575,776)	(4,857,954)	(144,508)	(28,045)	—	(6,606,283)
Impairment losses	—	(15,632)	—	—	—	(15,632)
Currency translation differences	(155)	(196)	(60)	(58)	—	(469)

Closing net carrying amount	32,237,057	53,353,516	535,464	87,694	9,882,984	96,096,715

As at December 31, 2017
Cost	48,882,784	101,507,889	2,860,597	502,779	9,994,982	163,749,031
Accumulated depreciation and impairment	(16,645,727)	(48,154,373)	(2,325,133)	(415,085)	(111,998)	(67,652,316)

Net carrying amount	32,237,057	53,353,516	535,464	87,694	9,882,984	96,096,715

For the years ended December 31, 2015, 2016 and 2017, depreciation expenses recognized in profit or loss are analyzed as follows:

	2015	2016	2017

Cost of sales	6,749,735	6,386,276	6,440,128
General and administrative expenses	172,524	181,708	159,230
Selling and distribution expenses	22,731	9,530	6,925

	6,944,990	6,577,514	6,606,283

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

As at December 31, 2017, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB6,942 million (December 31, 2016: RMB6,759 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements. As at December 31, 2017, the carrying value of these buildings only represented approximately 3.47% of the Group’s total asset value (December 31, 2016: 3.55%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2017, interest expenses of RMB344 million (2015: RMB522 million, 2016: RMB414 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate ranging from 4.41% to 8.00% (2015: 4.90% to 6.55%, 2016: 3.85% to 6.00%) (note 28), and were included in additions to property, plant and equipment.

As at December 31, 2017, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB5,799 million (December 31, 2016: RMB6,541 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at December 31, 2017, the carrying value of temporarily idle property, plant and equipment of the Group was RMB2,530 million (December 31, 2016: RMB2,828 million).

The net carrying amounts of the Group’s fixed assets held under finance leases included in the total amounts of the machinery and construction in progress at December 31, 2017 were RMB9,955 million (2016: RMB7,200 million) and RMB100 million (2016: RMB194 million), respectively. The accumulated depreciation of the Group’s fixed assets held under finance lease amounted to RMB1,908 million (2016: RMB1,703 million).

Impairment tests for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying values of these individual plants or entities were compared to the recoverable amounts of the CGUs, which were based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment testing include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax and non-inflation rate of 10.16% (2016: 10.16%) that reflects specific risks related to the CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of the CGUs within operating segments.

For the CGUs with indicators of impairment identified, the assets were not further impaired during the current year based on the impairment testing (2016: nil).

In addition to the CGUs for which impairment was tested based on value-in-use, the Group also assessed the recoverable amounts for property, plant and equipment about to be disposed or abandoned, and impairment losses of RMB16 million were provided during the year ended December 31, 2017 (2015: RMB10 million, 2016: RMB57 million).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INVESTMENT PROPERTIES

	Buildings	Land use right	Total

Year ended December 31, 2016
Opening net carrying amount	10,902	—	10,902
Additions	88,913	966,625	1,055,538
Transfer from land use right	—	190,761	190,761
Depreciation	(160)	(1,266)	(1,426)
Closing net carrying amount	99,655	1,156,120	1,255,775

As at December 31, 2016
Cost	102,242	1,181,942	1,284,184
Accumulated depreciation and impairment	(2,587)	(25,822)	(28,409)

Net carrying amount	99,655	1,156,120	1,255,775

	Buildings	Land use rights	Total

Year ended December 31, 2017
Opening net carrying amount	99,655	1,156,120	1,255,775
Transfer from property, plant and equipment and land use rights (note 6) (note 8)	157,150	6,896	164,046
Disposal	—	(73,346)	(73,346)
Depreciation	(2,744)	(11,361)	(14,105)
Closing net carrying amount	254,061	1,078,309	1,332,370

As at December 31, 2017
Cost	263,066	1,107,411	1,370,477
Accumulated depreciation and impairment	(9,005)	(29,102)	(38,107)

Net carrying amount	254,061	1,078,309	1,332,370

The Group’s investment properties consist of land use rights held for capital appreciation and buildings leased to third parties under operating leases.

As at December 31, 2017, the Group was in the process of applying for the ownership certificates of investment properties with a net carrying value of RMB147 million (December 31, 2016: Nil). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at December 31, 2017, the carrying value of these investment properties only represented approximately 0.07% of the total asset value of the Group (December 31, 2016: Nil). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above investment properties, and that there is no material adverse impact on the overall financial position of the Group

As at December 31, 2017, the fair value of the buildings was approximately RMB1,208 million (December 31, 2016: RMB125 million) which was estimated based on the market price of comparable buildings in the nearby area. The directors of the Company estimated that the fair value of the land use right is highly likely to be RMB1,182 million (December 31, 2016: RMB1,221 million), which was determined based on the transaction prices for similar lands nearby.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	LAND USE RIGHTS

Details of land use rights are as follows:

	December 31, 2016	December 31, 2017

Operating leases :
In the mainland of the PRC, held on:
Leases less than 10 years	121,047	127,516
Leases between 10 to 50 years	3,089,734	3,475,023
Leases over 50 years	135,227	117,939

	3,346,008	3,720,478

Operating leases prepayments

	2016	2017

As at January 1,	3,471,604	3,346,008
Additions	20,963	59,215
Acquisition of a subsidiary	—	31,833
Transfer from property, plant and equipment (note 6)	156,752	396,398
Disposals	(12,826)	(6,712)
Disposal of subsidiaries	—	(3,294)
Transfer to investment properties (note 7)	(190,761)	(6,896)
Amortization	(99,724)	(96,074)

As at December 31,	3,346,008	3,720,478

As at December 31, 2017, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB516 million (December 31, 2016: RMB447 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at December 31, 2017, the carrying value of these land parcels only represented approximately 0.26% of the total asset value of the Group (December 31, 2016: 0.23%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the right to use the above land, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2017, the amortization expenses of land use rights were recognized in “general and administrative expenses” in profit or loss amounting to RMB96 million (December 31, 2015: RMB104 million, December 31, 2016: RMB100 million).

As at December 31, 2017, the Group has pledged land use rights at a net carrying value amounting to RMB177 million (December 31, 2016: RMB275 million) for bank and other borrowings as set out in note 24 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

	(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2016	2017

As at January 1,	5,150,887	6,240,200
Capital injections	1,224,912	201,864
A joint venture changed into a subsidiary (note 38 (i))	—	(315,706)
A subsidiary changed into a joint venture (note 39 (f))	—	11,980
Share of profits and losses for the year	(95,508)	8,151
Share of changes in reserves	8,373	(6,105)
Cash dividends declared	(48,464)	(132,760)

As at December 31,	6,240,200	6,007,624

As at December 31, 2016 and 2017, all joint ventures of the Group were unlisted.

As at December 31, 2017, particulars of the Group’s material joint venture is as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Effective equity interest held
				Ownership interest	Voting power	Profit sharing

Guangxi Huayin Aluminum Co.,Ltd.*(“Guangxi Huayin”) (廣西華銀鋁業有限公司)	PRC/Mainland of China	2,441,987	Manufacturing	33%	33%	33%

Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(a)	Investments in joint ventures (Continued)

The following table illustrates the summarized financial information in respect of Guangxi Huayin :

	2016	2017

Cash and cash equivalents	444,104	259,280
Other current assets	1,519,522	1,056,431
Current assets	1,963,626	1,315,711

Non-current assets	6,253,828	5,921,936

Financial liabilities	2,642,830	942,641
Other current liabilities	199,885	258,858
Current liabilities	2,842,715	1,201,499

Non-current liabilities	1,866,613	1,383,866

Net assets	3,508,126	4,652,282
Non-controlling interests	-	-

Reconciliation to the Group’s interest in the joint venture:
Proportion of the Group’s ownership	33%	33%
Group's share of net assets of the joint venture	1,157,682	1,535,253
Carrying amount of the investment	1,157,682	1,535,253

	2015	2016	2017

Revenue	4,234,157	4,008,925	5,547,895
Gross profit	706,818	531,785	1,844,116
Interest income	5,004	2,944	31,754
Depreciation and amortization	524,436	509,510	524,090
Interest expenses	227,592	169,745	132,273
Profit before income tax	189,720	173,690	1,507,883
Income tax	47,914	35,312	214,264
Profit and total comprehensive income for the year	141,806	138,378	1,293,619
Other comprehensive income	-	-	-
Dividend received	-	-	40,260

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(a)	Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group’s joint ventures that are not individually material:

	2016	2017

Share of the joint ventures’ profits and losses for the year	(141,173)	(418,743)
Share of the joint ventures’ total comprehensive income	(141,173)	(418,743)

Aggregate carrying amount of the Group’s investments in joint ventures	5,082,518	4,472,371

As at December 31, 2017, there were no proportionate interests of the Group in the joint ventures’ capital commitments (December 31, 2016: RMB3 million).

There were no material contingent liabilities relating to the Group’s interests in the joint ventures and the joint ventures themselves.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

(b)	Investments in associates

Movements in investments in associates are as follows:

	2016	2017

As at January 1,	5,602,701	5,926,533
Capital injections	511,151	857,317
Deemed disposal of a subsidiary (note 39 (e))	—	100,092
A subsidiary changed into an associate (note 39 (d))	—	240,258
An investment in an associate changed into an available-for-sale financial investment	(176,774)	—
Share of profits and losses for the year	115,091	(165,249)
Cash dividends declared	(65,603)	(26,330)
Share of changes in reserves	596	2,409
Other decrease of investment in an associate	(60,629)	—

As at December 31,	5,926,533	6,935,030

As at December 31, 2017, all associates of the Group were unlisted.

As at December 31, 2016, particulars of the Group's material associate are as follows:

				Effective equity interest held
Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing

Ling Wu Power	PRC/Mainland of China	Registered capital 1,300,000 Paid-in capital 2,050,239	Thermal power generation	35%	35%	35%

Ling Wu Power, which is considered a material associate of the Group in 2016, is accounted for using the equity method.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates (Continued)

The following table illustrates the summarized financial information in respect of Ling Wu Power:

	2016	2017

Cash and cash equivalents	26,191	10,629
Other current assets	705,994	948,443
Current assets	732,185	959,072

Non-current assets	8,781,399	8,151,428

Financial liabilities	1,521,912	1,885,097
Other current liabilities	6,011	18,129
Current liabilities	1,527,923	1,903,226

Non-current liabilities	4,126,278	3,469,266

Net assets	3,859,383	3,738,008
Non-controlling interests	—	—

Reconciliation to the Group’s interest in the associate:
Proportion of the Group’s ownership	35%	35%
Group’s share of net assets of the associate	1,350,784	1,308,303
Carrying amount of the investment	1,350,784	1,308,303

	2015	2016	2017

Revenue	4,319,345	3,297,397	3,723,669
Gross profit	1,190,966	524,930	79,200
Interest income	2,140	1,320	1,513
Depreciation and amortization	610,910	608,345	609,240
Interest expenses	312,128	251,838	213,983
Profit/(loss)	629,564	327,481	(154,054)
Income tax expense/(benefits)	75,404	74,911	(32,679)
Profit and total comprehensive income / (loss) for the year	554,160	252,570	(121,375)
Other comprehensive (income)	—	—	—
Dividend received	289,605	—	—

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates (Continued)

The following table illustrates the aggregate financial information of the Group’s associates that are not individually material:

	2016	2017

Share of the associates’ profits and losses	26,692	(122,768)
Share of the associates’ total comprehensive income	26,692	(122,768)

Aggregate carrying amount of the Group’s investments in the associates	4,575,749	5,626,727

As at December 31, 2017, the proportionate interests of the Group in the associates’ capital commitments amounted to RMB760 million (December 31, 2016: Nil)

There were no material contingent liabilities relating to the Group’s interests in the associates and the associates themselves.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	December 31, 2016	December 31, 2017

Non current portion
Stated at fair value
Listed equity investments	93,893	9,701
Other unlisted investments (Note)	—	1,848,000
	93,893	1,857,701
Stated at cost
Unlisted equity investments	73,211	73,211
Less: provision for impairment	(2,711)	(2,711)
	70,500	70,500
	164,393	1,928,201

The gross loss in respect of the Group's available-for-sale investments recognized in other comprehensive income amounted to RMB5 million (2015: the gross gain amounted RMB58 million, 2016: the gross gain amounted to RMB104 million).

During the year ended December 31, 2017, due to the disposal of available-for-sale investments, gains in fair value changes amounting to RMB45 million (2015: nil, 2016: RMB103 million) recognized in other comprehensive income were transferred to profit or loss.

Note:

In 2017, the Company entered into a series of agreements with Bank of Communications International Trust Co., Ltd. (“BOCOMMTRUST”) (交銀國際信託有限公司), Bocommtrust Asset Management Co., Ltd.* (“Bocommtrust Asset”) (交銀國信資產管理有限公司), a subsidiary of BOCOMMTRUST, and Chinalco Jianxin Investment Fund Management (Beijing) Company Limited* (“Chinalco Jianxin”) (中鋁建信投資基金管理（北京）有限公司) to establish Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership)* (“Size Industry Investment Fund”) (北京中鋁交銀四則產業投資基金管理合夥企業（有限合夥)). According to these agreements, BOCOMMTRUST acted as the prioritised limited partner and the Company as the secondary limited partner of Size Industry Investment Fund, with the maximum amount of capital contribution of RMB6,700 million and RMB3,300 million, respectively. Bocommtrust Asset and Chinalco Jianxin are the general partner and the manager of Size Industry Investment Fund, respectively. The purpose of Size Industry Investment Fund is to invest in the Company’s subsidiaries, associates or joint ventures in the form of debt financing.

As at December 31, 2017, Size Industry Investment Fund made four investments in two of the Company’s associates and two of the Company’s joint ventures amounting to RMB5,600 million in the form of debt. The Company and BOCOMMTRUST contributed capital of RMB1,848 million and RMB3,752 million to Size Industry Investment Fund, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS (Continued)

Note: (Continued)

Because the variable return of Size Industry Investment Fund depends on the selection of investment targets, the timing and size of the investment fund and the rate of return, which are all determined by BOCOMMTRUST under its full authority, the directors of the Company are of the opinion that the Company did not have control or joint control over, or significant influence over Size Industry Investment Fund. Therefore, the Company’s investment in Size Industry Investment Fund was accounted for as an available-for-sale financial instrument.

* The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as the companies do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2016 and 2017 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealized profit at consolidation	Others	Total
As at January 1, 2016	989,523	215,497	803,140	101,459	168,928	2,278,547
(Charged)/credited to profit or loss	(436,751)	(7,846)	(166,943)	67,654	(48,119)	(592,005)

As at December 31, 2016	552,772	207,651	636,197	169,113	120,809	1,686,542

As at January 1, 2017	552,772	207,651	636,197	169,113	120,809	1,686,542
(Charged)/credited to profit or loss	(30,715)	59,664	(94,978)	(3,070)	47,838	(21,261)
Disposal of subsidiaries	—	(3,106)	(1,320)	—	—	(4,426)

As at December 31, 2017	522,057	264,209	539,899	166,043	168,647	1,660,855

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortization	Unrealized losses of consolidation	Fair value adjustments arising from acquisition of subsidiaries	Investment in a subsidiary	Investment in an associate	Total
As at January 1, 2016	71,009	911	7,654	4,889	1,000,667	800,640	35,937	1,921,707
Exchange realignment	—	—	—	—	210	—	—	210
Charged to other comprehensive income	—	13,288	—	—	—	—	—	13,288
(Credited)/ charged to profit or loss	(9,843)	726	(180)	(4,889)	(23,535)	(617,408)	(35,937)	(691,066)

	61,166	14,925	7,474	—	977,342	183,232	—	1,244,139

As at January 1, 2017	61,166	14,925	7,474	—	977,342	183,232	—	1,244,139
Exchange realignment	—	—	—	—	(1,830)	—	—	(1,830)
Credited to other comprehensive income	—	(11,180)	—	—	—	—	—	(11,180)
Acquisition of a subsidiary	—	—	—	—	40,706	—	—	40,706
(Credited)/ charged to profit or loss	(8,232)	(1,414)	185	—	(27,370)	(183,232)	—	(220,063)

As at December 31, 2017	52,934	2,331	7,659	—	988,848	—	—	1,051,772

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (Continued)

For presentation purposes, certain deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	December 31, 2016	December 31, 2017

Net deferred tax assets	1,426,707	1,602,825

Net deferred tax liabilities	984,304	993,742

As at December 31, 2017, the Group has not recognized deferred tax assets of RMB4,337 million (December 31, 2016: RMB5,220 million) in respect of accumulated tax losses amounting to RMB18,214 million (December 31, 2016: RMB21,991 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB1,434 million (December 31, 2016: RMB1,860 million) in respect of deductible temporary differences amounting to RMB6,235 million (December 31, 2016: RMB7,660 million) as it was considered not probable that those assets would be realized. The above tax losses will expire in one to five years if not utilized.

As at December 31, 2016 and 2017, the expiry profile of these unprovided tax losses was analyzed as follows:

	December 31, 2016	December 31, 2017

Expiring in
2017	4,473,661	-
2018	7,880,303	7,689,663
2019	7,686,919	7,650,084
2020	880,805	711,878
2021	1,069,152	975,081
2022	-	1,186,914

	21,990,840	18,213,620

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

12.	OTHER NON-CURRENT ASSETS

	December 31, 2016	December 31, 2017

Financial assets
- Receivables from disposal of Guizhou Branch’s aluminum properties	1,060,682	-
- Other long-term receivables	305,677	261,156
	1,366,359	261,156

Prepayment for mining rights	769,108	801,657
Long-term prepaid expenses	389,076	484,536
Deferred losses for sale and leaseback transactions (Note)	1,172,671	1,234,376
Others	490,907	739,167
	2,821,762	3,259,736

	4,188,121	3,520,892

Note:	As disclosed in note 20, the Group entered into several sale and leaseback agreements which constitute finance leases during the year. The deferred losses resulted from the sale are classified as other non-current assets and were amortized over the useful lives of the assets leased back.

As at December 31, 2017, all amounts were denominated in RMB (December 31, 2016, all amounts were denominated in RMB).

As at December 31, 2017, except for other long-term receivables from Shanxi Huaxing Alumina Co., Ltd. (“Shanxi Huaxing”) amounting to RMB97 million (December 31, 2016: RMB112 million) which was an interest-bearing asset, all amounts in other non-current assets were non-interest-bearing. (December 31, 2016: non-interest-bearing)

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

13.	INVENTORIES

	December 31, 2016	December 31, 2017

Raw materials	8,853,776	7,547,870
Work-in-progress	5,830,213	8,122,072
Finished goods	3,095,633	4,354,676
Spare parts	818,769	731,621
Packaging materials and others	42,853	43,064
	18,641,244	20,799,303

Less: provision for impairment of inventories	(707,812)	(452,594)

	17,933,432	20,346,709

Movements in the provision for impairment of inventories are as follows:

	2016	2017

As at January 1,	2,370,200	707,812
Provision for impairment of inventories	122,047	193,138
Reversal arising from increase in net realisable value	(69,395)	(80,778)
Reversal upon sales of inventories	(1,715,040)	(259,564)
Disposal of Subsidiaries	—	(108,014)

As at December 31,	707,812	452,594

As at December 31, 2016 and 2017, the Group had no pledged inventories for bank and other borrowings.

.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES

	December 31, 2016	December 31, 2017

Trade receivables	4,649,107	4,794,017
Less: provision for impairment	(462,571)	(482,020)
	4,186,536	4,311,997

Notes receivable	3,163,027	3,714,212

	7,349,563	8,026,209

As at December 31, 2017, except for trade and notes receivables of the Group amounting to RMB1,094 million which were denominated in USD (December 31, 2016: RMB458 million denominated in USD and RMB5 million in EUR), all trade and notes receivables were denominated in RMB (December 31, 2016: all in RMB).

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group’s sales were on advance payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2016 and 2017, the ageing analysis of trade and notes receivables was as follows:

	December 31, 2016	December 31, 2017

Within 1 year	5,787,705	6,320,428
Between 1 and 2 years	557,602	505,493
Between 2 and 3 years	533,227	336,019
Over 3 years	933,600	1,346,289
	7,812,134	8,508,229

Less: provision for impairment	(462,571)	(482,020)

	7,349,563	8,026,209

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2016 and 2017, the ageing analysis of past due but not impaired trade and notes receivables was as follows:

	December 31, 2016	December 31, 2017

Past due for 1 year	523,333	459,188
Past due for 1 to 2 years	505,774	295,928
Past due for over 2 years	412,028	781,832
	1,441,135	1,536,948

Not past due	5,710,535	6,137,627

	7,151,670	7,674,575

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties’ default history. As at December 31, 2016 and 2017, there was no history of default of these customers.

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for who have good credit record or by whom there were securities have been provided. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at December 31, 2016 and 2017.

Included in the Group’s trade and notes receivables are amounts due from the Group’s joint ventures and associates of RMB591 million (December 31, 2016: RMB38 million) and RMB97 million (December 31, 2016: nil), respectively, which are repayable on credit terms similar to those offered to the major customers of the Group.

As at December 31, 2017, the Group had pledged trade receivables amounting to RMB22 million and notes receivable amounting to RMB82 million for bank and other borrowings and to exchange notes receivable (December 31, 2016: trade receivables amounting to RMB36 million and notes receivable amounting to RMB34 million for bank and other borrowings) as set out in note 24 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2017, trade and notes receivables of RMB834 million (December 31, 2016: RMB660 million) of the Group were impaired and provisions of RMB482 million (December 31, 2016: RMB463 million) were made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that only a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	December 31, 2016	December 31, 2017

Within 1 year	77,170	182,801
Between 1 and 2 years	34,269	46,305
Between 2 and 3 years	27,453	40,091
Over 3 years	521,572	564,457
	660,464	833,654

Provision for impairment	(462,571)	(482,020)

	197,893	351,634

Movements in the provision for impairment of trade and notes receivables are as follows:

	2016	2017

As at January 1,	510,336	462,571
Provision for impairment	5,862	29,663
Written off	(192)	(15,341)
Reversal	(53,435)	(6,395)
Others	—	11,522

As at December 31,	462,571	482,020

As at December 31, 2017, the Group derecognized notes receivable not yet due with a carrying amount in aggregate of RMB24,474 million (December 31, 2016: RMB11,456 million). In addition, as at December 31, 2017, the Group has not derecognized notes receivable not yet due with a carrying amount of RMB227 million (December 31, 2016: RMB479 million).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (Continued)

The derecognized notes receivable had a maturity of one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the derecognized notes receivable have a right of recourse against the Group if the PRC banks default (the “Continuing Involvement”). In the opinion of the directors, the Group has transferred substantially all risks and rewards relating to the derecognized notes receivable. Accordingly, it has derecognized the full carrying amounts of the derecognized notes receivable and the associated trade payables. The maximum exposure to loss from the Group's Continuing Involvement in the derecognized notes receivable and the undiscounted cash flows to repurchase these derecognized notes receivable is equal to their carrying amounts. In the opinion of the directors, the fair values of the Group’s Continuing Involvement in the derecognized notes receivable are not significant.

During the year ended December 31, 2017, the Group has not recognized any gain or loss on the date of transfer of the derecognized notes receivable. (2015: nil, 2016: nil). No gains or losses were recognized from the Continuing Involvement, both during the year or cumulatively. The endorsement has been made evenly throughout the year.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS

	December 31, 2016	December 31, 2017

Financial assets
- Deposits paid to suppliers	714,263	756,748
- Dividends receivable	148,546	267,331
- Receivables from disposal of businesses and assets	5,080,791	575,650
- Entrusted loans and loans receivable from third parties	1,631,624	1,615,429
- Entrusted loans and loans receivable from related parties	1,859,769	2,459,883
- Receivable from disposal of Shanxi Huaxing	1,646,035	—
- Receivables from disposal of Guizhou Branch’s aluminum properties	200,000	1,320,488
- Interest receivable	111,625	144,473
- Recoverable reimbursement for freight charges	37,069	13,944
- Other financial assets	899,946	1,006,189
	12,329,668	8,160,135

Less: provision for impairment	(1,666,182)	(1,673,046)
	10,663,486	6,487,089

Receivable of value-added tax refund	3,492	1,063
Advances to employees	31,869	46,890
Deductible input value added tax receivables	1,537,245	2,408,504
Prepaid income tax	104,213	64,557
Prepayments to related parties for purchases	118,777	61,150
Prepayments to suppliers for purchases and others	2,626,002	885,433
Others	168,714	113,145
	4,590,312	3,580,742

Less: provision for impairment	(6,053)	(4,155)
	4,584,259	3,576,587

Total other current assets	15,247,745	10,063,676

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

As at December 31, 2017, except for an amount included in other receivables amounting to RMB161 million, which were denominated in USD (December 31, 2016: receivables from disposal of business amounting to RMB2,867 million, other items amounting to RMB161 million, in advances and deposits paid to suppliers amounting to RMB1,686 million), remaining amounts in other current assets were denominated in RMB (December 31, 2016: remaining denominated in RMB).

As at December 31, 2017, except for entrusted loans and loans receivable (December 31, 2016: except for entrusted loans and loans receivable, receivables from disposals of businesses and an amount included in advances and deposits paid to suppliers) which were interest-bearing assets, all amounts in other current assets were non-interest-bearing (December 31, 2016: all non-interest-bearing).

As at December 31, 2016 and 2017, the ageing analysis of financial assets included in other current assets was as follows:

	December 31,	December 31,
	2016	2017

Within 1 year	1,911,115	2,581,750
Between 1 and 2 years	2,496,848	1,016,284
Between 2 and 3 years	1,365,830	1,689,050
Over 3 years	6,555,875	2,873,051
	12,329,668	8,160,135
Less: provision for impairment	(1,666,182)	(1,673,046)

	10,663,486	6,487,089

As at December 31, 2016 and 2017, the ageing analysis of past due but not impaired financial assets included in other current assets was as follows:

	December 31,	December 31,
	2016	2017

Past due for 1 year	613,140	1,214,509
Past due for 1 to 2 years	741,276	364,953
Past due for over 2 years	442,437	1,073,231
	1,796,853	2,652,693

Not past due	8,609,164	3,695,391

	10,406,017	6,348,084

The credit quality of other current assets that are neither past due nor impaired is assessed by reference to the counterparties’ default history. As at December 31, 2016 and 2017, there was no history of default of these customers.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

The credit quality of other current assets that were not impaired is assessed by reference to the counterparties’ default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable.

Included in the Group’s past due but not impaired financial assets are amounts due from the Group’s related parties of RMB1,545 million (December 31, 2016: RMB1,279 million).

As at December 31, 2017, other current assets of RMB1,817 million (December 31, 2016: RMB1,906 million) of the Group were impaired and provisions of RMB1,677 million (December 31, 2016: RMB1,672 million) were made. The ageing analysis of these current assets is as follows:

	December 31,	December 31,
	2016	2017

Within 1 year	28,375	7,305
Between 1 and 2 years	38,234	1,775
Between 2 and 3 years	215,169	28,313
Over 3 years	1,624,207	1,779,306
	1,905,985	1,816,699

Less: provision for impairment	(1,672,235)	(1,677,201)

	233,750	139,498

Movements in the provision for impairment of other current assets are as follows:

	2016	2017

As at January 1,	1,679,137	1,672,235
Provision for impairment	3,864	29,483
Write off	(7,807)	(10,921)
Reversal	(2,959)	(9,531)
Others	—	(4,065)

As at December 31,	1,672,235	1,677,201

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	December 31,	December 31,
	2016	2017

Restricted cash	2,014,747	2,152,492
Time deposits	72,700	—

Restricted cash and time deposits	2,087,447	2,152,492
Cash and cash equivalents	23,813,736	27,750,686

	25,901,183	29,903,178

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at December 31, 2016 and 2017, bank balances and cash on hand of the Group were denominated in the following currencies:

	December 31,	December 31,
	2016	2017

RMB	20,548,620	26,848,177
USD	5,343,559	3,045,228
HKD	6,252	7,029
EUR	24	56
AUD	2,625	2,688
IDR	103	—

	25,901,183	29,903,178

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposits and restricted cash are deposited with creditworthy banks with no recent history of default.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	SHARE CAPITAL

	Number of shares in issue		Share	Share
	(Note (a))		capital	premium
	A shares	H shares
At January 1, 2016	10,959,832	3,943,966	14,903,798	20,747,839
Business combination under common control	—	—	—	(3,010,627)
Capital injection from non-controlling shareholders	—	—	—	176,615
At December 31, 2016 and January 1, 2017	10,959,832	3,943,966	14,903,798	17,913,827

Business combinations under common control (Note (b))	—	—	—	(242,564)
Capital injection from non-controlling shareholders (Note (c))	—	—	—	1,887,824
Acquisition of non-controlling interests (note 35 (a) (xxvi)) (Note (d))	—	—	—	(980,725)
Disposal of equity interest in subsidiaries without loss of control (Note (e))	—	—	—	38,189

At December 31, 2017	10,959,832	3,943,966	14,903,798	18,616,551

Note:

(a)	As at December 31, 2016 and 2017, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company’s authorised ordinary shares was 14,903,798,236 at par value of RMB1.00 per share as at December 31, 2016 and 2017. There were 14,903,798,236 ordinary shares issued and outstanding as at December 31, 2016 and 2017, respectively.

(b)	As disclosed in note 38(g) and note 38(h), the acquisitions of 100% equity interest of Chinalco Qingdao Light Metal Co., Ltd. (“Qingdao Light Metal”) (中鋁青島輕金屬有限公司) and Sewage Treatment Plant of Chalco Shanxi Aluminum (“Shanxi Aluminum Sewage Treatment Plant”) (山西鋁廠汙水處理站) were considered to be business combinations under common control, which resulted to the decrease of share premium amounted to RMB162 million and RMB50 million, respectively.

In November 2017, the Group and Chinalco adjusted the consideration of acquisition of Xinghua Technology, which was considered to be a business combination under common control in 2016. The adjustment of consideration was agreed by both parties within the measurement period. Accordingly, share premium was reduced by RMB31 million.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	SHARE CAPITAL (Continued)

Note: (Continued)

	(c)	In December 2017, the Company entered into “Investment Agreements” and “Debt to Equity Swap Agreements” with eight investors (the “Investors”), including Huarong Ruitong Equity Investment Management Co., Ltd. (華融瑞通股權投資管理有限公司), China Life Insurance Co., Ltd. (中國人壽保險股份有限公司), Shenzhen Zhao Ping Aluminum Investment Center (limited partnership) (深圳市招平中鋁投資有限（有限合夥）), China Pacific Life Insurance Co., Ltd. (中國太平洋人壽保險股份有限公司), China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司), BOC Financial Asset Investment Co, Ltd. (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd. (工銀金融資產投資有限公司) and ABC Financial Asset Investment Co., Ltd. (農銀金融資產投資有限公司). The “Investment Agreements” and the “Debt to Equity Swap Agreements” were approved by the second extraordinary general meeting of shareholders of the Company on December 20, 2017. Pursuant to the “Investment Agreements” and the “Debt to Equity Swap Agreements”, the Investors respectively agreed to invest in the following subsidiaries of the Company, Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining (“Target Companies”) by cash or debt-to-equity swap amounting to RMB12,600 million in aggregate. The investment did not result in a loss of the Company’s control over the subsidiaries. On the capital injection date, the carrying amount of the net assets of Target Companies attributed to the Investors was RMB10,736 million, therefore, the difference amounting to RMB1,864 million was recorded in share premium.

In July 2017, Jiaozuo Wanfang Aluminum Co., Ltd.* (“Jiaozuo Wanfang” ) (焦作萬方鋁業股份有限公司) made a capital contribution to Chinalco Xinjiang Aluminum Power Co., Ltd.* (“Xinjiang Aluminum”) (中鋁新疆鋁電有限公司) of RMB27 million. After the capital contribution, the carrying amount of the net assets of Xinjiang Aluminum attributed to Jiaozuo Wanfang was RMB4 million and the difference amounting to RMB23 million was recorded in share premium.

	(d)	In August 2017, the Company entered into a reorganisation agreement with Shanxi Zhangze Electric Power Co., Ltd.* (“Zhangze Electric Power”) (山西漳澤電力股份有限公司), pursuant to which the Company made a capital contribution into Shanxi Huaze Aluminum and Power Co., Ltd. (“Shanxi Huaze”) by injecting the net assets of Shanxi branch of the Company with the appraisal value amounting to RMB3,426 million and Shanxi Huaze was renamed as Chalco Shanxi New Material Co., Ltd.* (“Shanxi New Material”) (中鋁山西新材料有限公司). After the capital contribution, the Company’s equity interest in Shanxi New Material increased from 60.00% to 85.98%. Zhangze Electric Power’s non- controlling equity interests in Shanxi New Material was reduced to 14.02%, resulting in a decrease in non-controlling interests and an increase in share premium amounting to RMB45 million, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	SHARE CAPITAL (Continued)

Note: (Continued)

(e) In September 2017, Beijing Shijingshan People's Court accepted the liquidation petition filed by the Group’s subsidiary, Beijing Yike Energy Technology Co., Ltd. (“Beijing Yike”) (北京意科能源技术有限公司). Upon the liquidation administrators took control over Beijing Yike, and therefore, the directors of the Company considered the Group lost control over Beijing Yike and deconsolidated Beijing Yike since then.

Beijing Yike held 29.06% equity interest of Ningxia Yike Solar Energy Power Co., Ltd. (寧夏意科太陽能發電有限公司), and the Group directly held other 70.94% equity interests. After the liquidation, the 29.06% equity interest was accounted for as a non-controlling interest due to the Group’s loss of control over Beijing Yike.

* The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

18.	RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of shareholders’ equity on pages F10 to F12 of the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS

	December 31,	December 31,
	2016	2017

Long-term loans and borrowings

Finance lease payables (note 20)	6,692,302	5,607,570

Bank and other loans (Note (a))
— Secured (Note (f))	13,415,140	14,716,175
— Guaranteed (Note (e))	2,088,327	3,191,277
— Unsecured	16,196,805	22,575,882

	31,700,272	40,483,334

Medium-term notes and bonds and long-term bonds and private placement notes (Note (b))
— Guaranteed (Note (e))	1,998,833	—
— Unsecured	22,058,281	15,696,961

	24,057,114	15,696,961

Total long-term loans and borrowings	62,449,688	61,787,865

Current portion of finance lease payables (note 20)	(2,008,716)	(2,115,644)

Current portion of medium-term bonds and long-term bonds	(8,393,073)	(12,492,378)

Current portion of long-term bank and other loans	(4,725,151)	(6,890,140)

Non-current portion of long-term loans and borrowings	47,322,748	40,289,703

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

	December 31,	December 31,
	2016	2017

Short-term loans and borrowings
Bank and other loans (Note (c))
— Secured (Note (f))	1,846,500	1,292,000
— Guaranteed (Note (e))	305,000	150,000
— Unsecured	30,170,325	29,392,442

	32,321,825	30,834,442

Short-term bonds, unsecured (Note (d))	8,020,015	3,601,573
Gold leasing arrangements (Note (g))	2,990,614	6,818,393
Current portion of finance lease payables (note 20)	2,008,716	2,115,644
Current portion of medium-term notes	8,393,073	12,492,378
Current portion of long-term bank and other loans	4,725,151	6,890,140

Total short-term borrowings and current portion of long-term loans and borrowings	58,459,394	62,752,570

As at December 31, 2017, except for loans and borrowings of the Group amounting to RMB21 million (December 31, 2016: RMB23 million) and RMB1,860 million (December 31, 2016: RMB1,572 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

Included in the Group’s interest-bearing loans and borrowings are amounts due from the Group’s joint ventures and subsidiaries of Chinalco of RMB190 million (December 31, 2016: RMB190 million) and RMB3,330 million (December 31, 2016: RMB6,051 million), respectively, as set out in note 35(b).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note:

(a) Long-term bank and other loans

(i) The maturity of long-term bank and other loans is set out below:

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Within 1 year	4,718,809	6,883,500	6,342	6,640	4,725,151	6,890,140
Between 1 and 2 years	7,994,380	5,171,738	6,342	2,277	8,000,722	5,174,015
Between 2 and 5 years	10,268,857	8,666,967	7,026	6,827	10,275,883	8,673,794
Over 5 years	8,687,124	19,736,283	11,392	9,102	8,698,516	19,745,385

	31,669,170	40,458,488	31,102	24,846	31,700,272	40,483,334

(ii) Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2017 was 5.67% (2016: 5.08%).

(b)	Medium-term notes and bonds and long-term bonds and private placement notes

Outstanding long-term bonds and medium-term notes of the Group as at December 31, 2016 and 2017 are summarized as follows:

	Face value /maturity	Effective interest rate	December 31, 2016	December 31, 2017
2007 long-term bonds	2,000,000/2017	4.64%	1,998,833	—
2015 medium-term notes	3,000,000/2018	5.53%	2,989,992	2,999,030
2015 medium-term notes	1,500,000/2018	5.01%	1,492,351	1,496,503
2012 medium-term bonds	3,000,000/2017	5.77%	2,996,618	—
2013 medium-term bonds	3,000,000/2018	5.99%	2,993,272	2,999,211
2014 medium-term bonds	3,000,000/2017	7.35%	2,997,622	—
2015 medium-term bonds	3,000,000/2018	6.11%	2,996,615	2,999,359
2015 medium-term bonds	2,000,000/2018	6.08%	1,993,474	1,998,275
2016 private placement notes	3,215,000/2019	5.12%	3,198,337	3,204,583
2012 NingXia medium-term notes	400,000/2017	6.06%	400,000	—
			24,057,114	15,696,961

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (continued)

	(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended December 31, 2017 was 4.43% (2016: 4.44%).

	(d)	Short-term bonds

Outstanding short-term bonds as at December 31, 2016 and 2017 are summarized as follows:

	Face value /maturity	Effective interest rate	December 31, 2016	December 31, 2017
2016 short-term bonds	1,500,000/2017	4.30%	1,535,140	—
2016 short-term bonds	3,000,000/2017	4.13%	3,047,026	—
2016 short-term bonds	3,000,000/2017	3.95%	3,037,849	—
2016 short-term bonds	400,000/2017	4.13%	400,000	—
2017 short-term bonds	3,000,000/2018	4.30%	—	3,101,573
2017 short-term bonds	500,000/2018	4.90%	—	500,000
			8,020,015	3,601,573

All the above short-term bonds were issued for working capital needs.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (continued)

(e) Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2016	December 31, 2017

Long-term bonds
Bank of Communications (交通銀行股份有限公司) (“BOCOM”)	1,998,833	-

Long-term loans
Lanzhou Aluminum Factory*(蘭州鋁廠) (Note (i))	8,000	4,000
The Company	866,877	-
Ningxia Energy (Note (ii))	1,099,400	1,020,400
Yinxing Energy (Note (ii))	109,000	91,000
Zhongwei Renewable Energy Co., Ltd.* (中衛寧電新能源有限公司) (Note (ii))	5,050	-
Baotou Aluminum Co., Ltd. (包頭鋁業) and Baotou Communications Investment Group Co., Ltd. (包交投資) (Note (iii))	-	1,600,000
The Company and Hangzhou Jinjiang Group Co., Ltd. (杭州錦江) (Note (iv))	-	475,877

	2,088,327	3,191,277

Short-term loans
Ningxia Energy (Note (ii))	120,000	70,000
Shandong Aluminum (Note (i))	15,000	-
Chalco Shandong (Note (ii))	170,000	80,000

	305,000	150,000

Note:

	(i)	The guarantor is a subsidiary of Chinalco.

	(ii)	The guarantor is a subsidiary of the Group.

	(iii)	The guarantors are a subsidiary of the Company and a third party respectively.

	(iv)	The guarantors are the Company and a third party respectively.

	*	The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(f)	Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in note 24 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (continued)

(g) Gold leasing arrangements

In 2016 and 2017, the Company entered into several gold leasing master framework agreements, individual gold leasing agreements and general hedging agreements with Bank of Communications, China Everbright Bank and Agriculture Bank of China, collectively, “the Banks”.

According to the gold leasing master framework agreements and gold leasing agreements, the Company leased standard gold with fineness of Au 99.99 for 6 to 12 months from the Banks, with annual interest rates ranging from 3.65% to 4.15%. Concurrently, the Company entrusted the Banks to sell all the leased gold and received cash of RMB7,804 million from the sale. Upon the expiry of the gold leasing agreements, the Company shall purchase the standard gold (with same quality and value according to the general hedging agreements entered into simultaneously with the leasing agreements) to return to the Banks.

The directors of the Company are of the view that the Company is free from the assumption of risk of gold price fluctuations due to the fixed repurchase price under the general hedging agreements, and therefore, this arrangement should be accounted for as short-term loans with fixed interest rates (ranging from 3.65% to 4.15%), net of the Banks’ charges.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

20.	FINANCE LEASE PAYABLES

As disclosed in note 6, the Group leased certain machineries and construction in progress under finance leases with lease terms ranging from one to six years.

At December 31, 2017, the total future minimum lease payments under finance leases and their present values are as follows:

	Minimum lease payments		Present value of minimum lease payments
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Amounts payable:
Within one year	2,371,917	2,253,720	2,115,644	2,008,716
In the second year	1,762,618	2,068,315	1,606,571	1,891,406
In the third to fifth
years, inclusive	1,890,329	2,895,251	1,817,506	2,792,180
After five years	73,603	—	67,849	—

Total minimum finance
lease payments	6,098,467	7,217,286	5,607,570	6,692,302

Future finance charges	(490,897)	(524,984)

Total net finance lease
payables (note 19)	5,607,570	6,692,302

Portion classified as
current liabilities
(note 19)	(2,115,644)	(2,008,716)

Non-current portion	3,491,926	4,683,586

During the year ended December 31, 2017, the Group entered into various sale and leaseback agreements with Anhui Xincheng Financial Leasing Co., Ltd. (安徽信成融资租賃有限公司), Pingan International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司), Chongqing Transportation Equipment Financing Leasing Co., Ltd. (重慶市交通設備融資租賃有限公司), Taiping Sinopec Financial Leasing Co., Ltd. (太平石化金融租賃有限公司) and CFL, which is a related party of the Group, respectively, under which the Group sold machineries and construction in progress and leased them back. The lease terms range from one to six years and the lease rentals are payable by instalments with bearing interest at prevailing lending rates.

During the year ended December 31, 2017, the Group disposed of the assets under the sales and leaseback arrangements and incurred losses of RMB102 million (2016: RMB234 million), which were amortized over their respective useful lives of the assets. The internal rate of return (IRR) of the sales and finance lease back arrangements range from 4.35% to 6.20% (2016: from 4.76% to 6.28%).

* The English name represents the best effort made by management of the Group in translating the Chinese name of the Companies as it does not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

21.	OTHER NON-CURRENT LIABILITIES

	December 31, 2016	December 31, 2017

Financial liabilities
- Long-term payables for mining rights	789,420	749,761
- Other financial liabilities	300	19,300
	789,720	769,061

Obligations in relation to early retirement schemes (Note (i))	674,835	900,924
Deferred government grants	1,466,656	1,406,122
Deferred gain relating to sales and leaseback agreements (Note (ii))	193,724	176,774
Provision for rehabilitation	106,769	113,672
Others	6,037	5,837
	2,448,021	2,603,329

	3,237,741	3,372,390

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

21.	OTHER NON-CURRENT LIABILITIES (Continued)

Note:

(i) Obligations in relation to early retirement schemes

From 2014, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees' living expenses for no more than five years in the future on a monthly basis according to the early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and the housing fund are together referred to as “the Payments“. The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate in China. The Payments are discounted by the treasury bond rate of December 31, 2017. As at December 31, 2016 and 2017, the current portion of the Payments within one year was reclassified to "other payables and accrued liabilities".

As at December 31, 2016 and 2017, obligations in relation to retirement benefits under the Group’s early retirement schemes are as follows:

	2016	2017

As at January 1,	1,147,320	996,598
Provision made during the year (note 29)	132,044	767,632
Interest costs	84,616	17,618
Payment during the year	(367,382)	(343,408)

As at December 31,	996,598	1,438,440

Non-current	674,835	900,924
Current (note 22)	321,763	537,516

	996,598	1,438,440

(ii)	As disclosed in note 20, the Group entered into several sales and leaseback agreements which were finance leases during the year. The deferred gains resulting from the sales were classified under other non-current liabilities and were amortized over the useful lives of the assets leased back.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

22.	OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31, 2016	December 31, 2017

Financial liabilities
- Payable for capital expenditures	5,660,677	6,283,484
- Accrued interest	1,070,620	827,016
- Payables withheld as guarantees and deposits	1,075,760	1,490,811
- Dividends payable by subsidiaries to non-controlling shareholders	221,496	223,942
- Consideration payable for investment projects	305,506	170,494
- Current portion of payables for mining rights	337,659	300,970
- Others	900,771	1,987,739
	9,572,489	11,284,456

Sales and other deposits from customers	1,799,345	1,597,539
Taxes other than income taxes payable (Note)	715,089	818,730
Accrued payroll and bonus	218,741	74,400
Staff welfare payables	277,802	261,056
Current portion of obligations in relation to early retirement schemes (note 21)	321,763	537,516
Contribution payable for pension insurance	109,077	27,248
Others	3,013	1,786
	3,444,830	3,318,275

	13,017,319	14,602,731

Note:	Taxes other than income taxes payable mainly comprise accruals for value- added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2017, except for other payables and accrued liabilities of the Group amounting to RMB390 million, RMB0.32 million and RMB0.06 million which were denominated in USD, HKD and EUR, respectively (December 31, 2016: RMB251 million denominated in USD and RMB0.022 million denominated in EUR). All payables and accrued liabilities were denominated in RMB (December 31, 2016: all denominated in RMB).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

23.	TRADE AND NOTES PAYABLES

	December 31, 2016	December 31, 2017

Trade payables	6,739,761	7,751,911
Notes payable	4,603,109	4,570,059

	11,342,870	12,321,970

As at December 31, 2017, except for trade and notes payables of the Group amounting to RMB56 million which were denominated in USD (December 31, 2016: RMB22 million in USD), all trade and notes payables were denominated in RMB (December 31, 2016: all denominated in RMB).

The ageing analysis of trade and notes payables is as follows:

	December 31,	December 31,
	2016	2017

Within 1 year	10,777,171	11,710,641
Between 1 and 2 years	276,351	199,121
Between 2 and 3 years	107,137	201,919
Over 3 years	182,211	210,289

	11,342,870	12,321,970

The trade and notes payables are non-interest-bearing and are normally settled within one year.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

24.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in note 19. As at December 31, 2016 and 2017, a summary of these pledged assets was as follows:

	December 31, 2016	December 31, 2017

Property, plant and equipment (note 6)	6,540,545	5,799,013
Land use rights (note 8)	275,061	176,914
Intangible assets (note 5)	1,114,454	1,111,705
Investment in an associate (note 9(b))	376,270	-
Notes receivable (note 14)	33,500	82,125
Trade receivables (note 14)	35,836	22,000

	8,375,666	7,191,757

As at December 31, 2017, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB997 million (December 31, 2016: RMB933 million) and the non-current portion of long-term loans and borrowings amounting to RMB10,935 million (December 31, 2016: RMB8,956 million) were secured by the contractual right to charge users for electricity generated in the future. As at December 31, 2017, the current portion of long-term loans and borrowings amounting to RMB10 million (December 31, 2016: RMB10 million) and the non-current portion of long-term loans and borrowings amounting to RMB1,647 million (December 31, 2016: RMB1,657 million) were secured by 70.82% equity interests in a subsidiary of the Company, Ningxia Energy.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

25.	PROFIT BEFORE INCOME TAX

An analysis of profit before income tax is as follows:

	2015	2016	2017

Purchase of inventories in relation to trading activities	60,318,158	79,682,085	98,282,714
Raw materials and consumables used, and changes in work-in-progress and finished goods	29,647,657	27,243,423	34,374,412
Power and utilities	15,835,191	12,980,854	17,187,133
Depreciation and amortization	7,388,539	6,987,353	7,121,132
Employee benefit expenses (note 29)	6,110,608	5,894,726	6,897,530
Repairs and maintenance	1,797,254	1,354,394	1,716,693
Transportation expenses	1,152,027	1,495,018	1,742,699
Logistic cost	-	796,231	1,894,061
Taxes other than income tax expense (Note (i))	567,157	695,984	890,467
Rental expenses for land use rights and buildings	664,917	511,189	497,356
Packaging expenses	272,558	235,929	266,745
Research and development expenses	168,870	168,862	494,590
Auditors’ remuneration expense (Note (ii))	23,666	26,006	31,460

Note:

(i)	Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(ii)	During the year ended December 31, 2017, auditors’ remuneration included audit and non-audit services provided by Ernst & Young, including Ernst & Young Hong Kong and Ernst & Young Hua Ming LLP, amounting to RMB23.1 million (2015: RMB23.3 million, 2016: RMB23.7 million), and services provided by other auditors.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

26.	OTHER INCOME

For the year ended December 31, 2017, government grants amounting to RMB342 million (2015: RMB 1,788 million, 2016: RMB745 million) were recognized as income for the year necessary to compensate the costs and facilitate the Group’s development. There are no unfulfilled conditions or contingencies attached to the grants.

27.	OTHER GAINS, NET

	2015	2016	2017

Gain on disposal of investments in associates	832,369	128,833	—
Gain on deemed disposal and disposal of subsidiaries	2,588,134	—	325,022
Gain on disposal and dividends of available for sale investments	38,469	140,929	79,408
Realized loss on futures, forward and option contracts, net (Note)	(477,733)	(1,290,267)	(23,951)
Unrealized (losses) /gains on futures, forward and option contracts, net (Note)	(213,085)	154,585	(131,073)
Gain on disposal of other property, plant and equipment and land use rights, net	2,317,857	816,721	77,091
Gain on previously held equity interest remeasured at acquisition-date fair value (note 38 (i))	—	—	117,640
Others	(62,458)	215,582	(124,141)

	5,023,553	166,383	319,996

Note: None of these futures, forward and option contracts was designated for hedge accounting.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

28.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	2015	2016	2017

Finance income - interest income	(812,459)	(815,729)	(706,299)

Interest expense	6,119,964	5,169,568	5,161,663
Less: interest expense capitalized in property, plant and equipment (note 6)	(522,053)	(414,133)	(344,452)
Interest expense, net of capitalized interest	5,597,911	4,755,435	4,817,211
Amortization of unrecognized finance expenses	285,727	324,701	241,097
Exchange loss/(gain), net	95,851	(60,228)	131,621
Finance costs	5,979,489	5,019,908	5,189,929

Finance costs, net	5,167,030	4,204,179	4,483,630

Capitalization rate during the year (note 6)	4.90% to 6.55%	3.85% to 6.00%	4.41% to 8.00%

29.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses is as follows:

	2015	2016	2017

Salaries and bonus	3,980,430	3,850,040	4,150,233
Housing fund	395,699	388,017	391,757
Staff welfare and other expenses (Note)	1,672,833	1,495,618	1,557,661
Employment expense in relation to early retirement schemes (note 21)	34,893	132,044	767,632
Employment expenses in relation to termination benefit	26,753	29,007	30,247

	6,110,608	5,894,726	6,897,530

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in note 30.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

	(a)	Directors’ and supervisors’ remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

	2015	2016	2017

Fees	653	762	768
Basic salaries, housing fund, other allowances and benefits in kind	1,143	975	1,370
Pension cost	140	114	166

	1,936	1,851	2,304

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

	(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2015 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonus	Pension costs	total

Directors:
Ge Honglin (Note (i))	—	—	—	—	—
Ao Hong (Note (ii))	—	—	—	—	—
Luo Jianchuan (Note (ii))	—	—	—	—	—
Liu Xiangmin	—	—	—	—	—
Jiang Yinggang	—	643	—	70	713
Liu Caiming (Note (iii))	—	—	—	—	—
Wang Jun	150	—	—	—	150
Ma Si-hang, Frederick (Note (iv))	192	—	—	—	192
Lie-A-Cheong Tai-Chong, David (Note (iv))	—	—	—	—	—
Chen Lijie (Note (v))	162	—	—	—	162
Hu Shihai (Note (vi))	102	—	—	—	102
Wu Zhenfang (Note (ix))	47	—	—	—	47
Wu Jianchang (Note (x))	—	—	—	—	—
	653	643	—	70	1,366
Supervisors:
Zhao Zhao	—	—	—	—	—
Yuan Li	—	500	—	70	570
Zhang Zhankui (Note (vii))	—	—	—	—	—
Wang Jun (Note (viii))	—	—	—	—	—
	—	500	—	70	570

Total	653	1,143	—	140	1,936

Note:

(i)	Mr. Ge Honglin was elected as an executive director of the Company at the 2015 first extraordinary general meeting of the Company and he was elected as the chairman of the Board of the Company at the sixteenth meeting of the fifth session of the Board of the Company. On February 16, 2016, Mr. Ge proposed to resign as an executive Director, the chairman of the Board and from each of his positions in relevant special committees under the Board of the Company due to his work commitment.

(ii)	On November 20, 2015, due to work arrangement, Mr. Luo Jianchuan resigned from the Executive Director and President of the Company, along with all the duties of various special committees. Mr. Ao Hong was elected to be the Executive Director in the second extraordinary shareholders’ meeting in 2015 of the fifth session of the board of directors.

(iii)	Mr. Liu Caiming was elected as a non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

	(a)	Directors’ and supervisors’ remuneration (Continued)

Note: (Continued)

(iv)	On November 12, 2015, due to other work arrangement, Mr. Ma Si-hang resigned as an independent non-executive director and relevant duties of various special committees of the board of directors. Through the review of the election nomination committee of the fifth session of the board of directors and discussion of board of directors’ 23th meeting, Mr. Lie-A-Cheong Tai-Chong, David was nominated to be the candidate of Non-executive Director. In the second extraordinary shareholders meeting in 2015, he was elected to be independent non-executive director of the fifth session of the board of directors.

(v)	Ms. Chen Lijie was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

(vi)	Mr. Hu Shihai was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2015 annual general meeting of the Company.

(vii)	On November 13, 2015, due to other work arrangement, Mr. Zhang Zhankui resigned as a supervisor of the Group. On November 13, 2015, Mr. Zhang Zhankui was appointed as chief financial officer.

(viii)	The controlling shareholder, Chinalco nominated Mr. Wang Jun as the candidate for the supervisor of the fifth session of the board of supervisors. Mr. Wang Jun was elected to be supervisor of the fifth session of the board of supervisors.

(ix)	On April 2, 2015, due to being under an investigation by the competent authority, Mr. Wu Zhenfang resigned as an independent non-executive Director and from relevant positions in the special committees under the Board of the Company by submitting a resignation to the Board.

(x)	Due to his age, Mr. Wu Jianchang resigned from the position of independent Non-executive Director of the Company, with effect from February 26, 2015.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

	(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2016 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total

Executive Directors:
Ge Honglin	-	-	-	-	-
Ao Hong	-	-	-	-	-
Lu Dongliang	-	-	-	-	-
Jiang Yinggang	-	725	-	76	801
	-	725	-	76	801

Non-executive Directors:
Yu Dehui	-	-	-	-	-
Liu Caiming	-	-	-	-	-
Wang Jun	150	-	-	-	150
Lie-A-Cheong Tai- Chong, David	204	-	-	-	204
Chen Lijie	204	-	-	-	204
Hu Shihai	204	-	-	-	204
	762	-	-	-	762

Supervisors:
Liu Xiangmin	-	-	-	-	-
Yuan Li	-	-	-	-	-
Wang Jun	-	-	-	-	-
Wu Zuoming	-	250	-	38	288
Zhao Zhao	-	-	-	-	-
	-	250	-	38	288

Total	762	975	-	114	1,851

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

	(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2017 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total

Executive Directors:
Yu Dehui (Note (i))	-	-	-	-	-
Lu Dongliang (Note (iii))	-	-	-	-	-
Jiang Yinggang	-	822	-	83	905
	-	822	-	83	905

Non-executive Directors:
Ao Hong (Note ii))	-	-	-	-	-
Liu Caiming	-	-	-	-	-
Wang Jun	150	-	-	-	150
Chen Lijie	206	-	-	-	206
Lie-A-Cheong Tai-Chong, David	206	-	-	-	206
Hu Shihai	206	-	-	-	206
	768	-	-	-	768

Supervisors:
Liu Xiangmin	-	-	-	-	-
Wang Jun	-	-	-	-	-
Wu Zuoming	-	548	-	83	631
	-	548	-	83	631

Total	768	1,370	-	166	2,304

Note:

(i)	Considering that Mr. Yu Dehui’s decision making authority and major duties in the Company fall within the definition of the responsibility of an executive director during his tenure of service as the Chairman of the Company, Mr. Yu was re-designated from a non-executive Director to an executive Director with effect from August 17, 2017.

(ii)	Due to re-arrangement of work, and as considered and approved at the twentieth meeting of the sixth session of the Board, Mr. Ao Hong resigned as the president of the Company on February 13, 2018. Since Mr. Ao Hong would not hold any executive position in the Company, he was re-designated from an executive Director to a non-executive Director on the same date.

(iii)	On February 13, 2018, as considered and approved at the twentieth meeting of the sixth session of the Board, the Company appointed Mr. Lu Dongliang as the president of the Company and dismissed him from the position of senior vice president of the Company.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

	(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following band:

		Number of individuals
	2015	2016	2017

Nil to RMB1,000,000	16	15	15

During the year, no options were granted to the directors or the supervisors of the Company (2015: Nil, 2016: Nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2015: Nil, 2016: Nil).

No directors or supervisors of the Company waived any remuneration during the years 2015, 2016 and 2017.

(b)	Five highest paid individuals

During the year ended December 31, 2017, the five highest paid employees of the Group include one director and one supervisor (2015: one director and one supervisor, 2016: two directors and one supervisor) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining three individuals during 2017 (2015: three, 2016: two) is as follows:

	2015	2016	2017

Basic salaries, housing fund, other allowances and benefits in kind	1,875	1,450	2,460
Pension costs	204	152	249

	2,079	1,602	2,709

The number of the remaining three highest paid individuals during 2017 (2015: three, 2016: two) whose remuneration fell within the following band is as follows:

		Number of employees
	2015	2016	2017

Nil to RMB1,000,000	3	2	3

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	INCOME TAX BENEFIT/ (EXPENSE)

	2015	2016	2017

Current income tax expense:
— PRC corporate income tax	(259,758)	(503,233)	(841,069)
Deferred income tax benefit	485,719	99,061	198,802

	225,961	(404,172)	(642,267)

In general, the Group’s PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2015: 25%, 2016: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2015: 15%, 2016: 15%).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	INCOME TAX BENEFIT/(EXPENSE) (Continued)

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

	2015	2016	2017

Profit before income tax	121,941	1,625,545	3,006,216

Tax expense calculated at the statutory tax rate of 25% (2015 and 2016: 25%)	30,485	406,386	751,554
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	21,442	(3,322)	(287,081)
Impact of change in income tax rate	4,538	5,945	98,150
Tax losses with no deferred tax assets recognized	445,056	267,288	296,728
Deductible temporary differences with no deferred tax assets recognized	241,812	78,644	363,809
Utilisation of previously unrecognized tax losses and deductible temporary differences	(358,106)	(203,423)	(258,232)
Tax incentive in relation to deduction of certain expenses	(2,502)	(3,769)	(43,846)
Non-taxable income	(149,613)	(89,602)	(126,101)
Expenses not deductible for tax purposes	30,280	80,014	49,636
Write-off of unrecoverable deferred tax assets previously recognized	76,775	3,315	49,808
Unrecognized taxable temporary differences relating to equity investments	(351,846)	—	—
Recognition of deferred tax assets related to deductible temporary differences and tax losses previously not recognized	(238,728)	(117,513)	(274,726)
True-up adjustments in respect of prior year’s annual income tax filings and others	24,446	(19,791)	22,568

Income tax expense	(225,961)	404,172	642,267

Effective tax rate	(185%)	25%	21%

Share of income tax expense of associates and joint ventures of RMB86 million (2015: RMB41 million, 2016: RMB64 million) and RMB11 million (2015: RMB21 million, 2016: RMB22 million) is included in “share of profits and losses of associates” and “share of profits and losses of joint ventures”, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

32.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY
HOLDERS OF THE PARENT

(a) Basic

The basic earnings per share amount is calculated by dividing the earnings attributable to ordinary equity holders of the parent by the weighted average number of shares in issue during the year.

	2015	2016	2017

Profit attributable to owners of the parent (RMB)	129,510,705	368,411,780	1,378,435,350
Other equity instruments’ distribution (RMB)	(19,287,671)	(110,000,000)	(110,000,000)
	110,223,034	258,411,780	1,268,435,350

Weighted average number of ordinary shares in issue	14,272,716,517	14,903,798,236	14,903,798,236

Basic earnings per share (RMB)	0.01	0.02	0.09

	(b)	Diluted

The diluted earnings per share amounts for the years ended December 31, 2015, 2016 and 2017 are the same as the basic earnings per share amounts as there were no dilutive potential shares during those years.

33.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

	(i)	the sum of the net profit and the opening retained earnings for the current period in accordance with IFRSs;

	(ii)	the sum of the net profit and the opening retained earnings for the current period in accordance with the PRC Accounting Standards for Business Enterprises; and

	(iii)	the amount limited by the Company Law of the PRC.

According to the resolution of the Board of Directors dated March 22, 2018, the directors did not propose any final dividend for the year ended December 31, 2017, which is to be approved by the shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Reconciliation of profit before taxation to cash generated from operations

	Notes	2015	2016	2017

Cash flows generated from operating activities

Profit before income tax		121,941	1,625,545	3,006,216

Adjustments for:
Share of profits and losses of joint ventures	9 (a)	(23,238)	95,508	(8,151)
Share of profits and losses of associates	9 (b)	(284,531)	(115,091)	165,249
Depreciation of property, plant and equipment	6	6,944,990	6,577,514	6,606,283
Depreciation of investment properties	7	—	1,426	14,105
Gain on disposal of other property, plant and equipment and land use rights, net	27	(2,317,857)	(816,721)	(77,091)
Impairment losses on property, plant and equipment	6	10,011	57,080	15,632
Impairment losses of intangible assets	5	—	—	8,134
Amortization of intangible assets	5	255,098	243,771	276,877
Amortization of land use rights	8	104,459	99,724	96,074
Amortization of prepaid expenses included in other non-current assets		83,992	64,918	127,793
Realized and unrealized losses on futures, option and forward contracts	27	690,818	1,135,682	155,024
Gain on previously held equity interest remeasured at acquisition-date fair value	27	—	—	(117,640)
Gain on disposals and deemed disposals of subsidiaries	27	(2,588,134)	—	(325,022)
Gain on disposal of investments in associates	27	(832,369)	(128,833)	—
Gain on disposal of and dividends from available-for-sale investments	27	(38,469)	(140,929)	(79,408)
Receipt of government subsidies		(282,635)	(207,146)	(202,359)
Interest income		(340,278)	(353,535)	(183,017)
Finance cost	28	5,979,489	5,019,908	5,189,929
Change in special reserve		(102,426)	9,148	56,729
Others		14,852	(7,531)	(16,950)

		7,395,713	13,160,438	14,708,407

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(a)	Reconciliation of profit before taxation to cash generated from operations (Continued)

		2015	2016	2017
Cash flows generated from operating activities (Continued)

Changes in working capital:
Decrease/(Increase) in inventories		1,805,110	2,412,815	(2,605,918)
Increase in trade and notes receivables		(68,353)	(3,679,766)	(2,123,242)
Decrease in other current assets		(804,811)	3,466,467	1,275,535
Increase in restricted cash		(109,542)	(264,508)	(137,745)
Increase in other non-current assets		(566,664)	(133,249)	(420,486)
(Decrease)/Increase in trade and notes payables		(618,583)	(3,401,529)	1,511,908
Increase in other payables and accrued liabilities		1,024,249	40,469	1,875,014
Decrease in other non-current liabilities		(461,995)	(15,804)	(7,805)

Cash generated from operations		7,595,124	11,585,333	14,075,668

PRC corporate income taxes paid		(277,378)	(54,933)	(947,891)

Net cash generated from operating activities		7,317,746	11,530,400	13,127,777

Non-cash transactions of investing activities and financing activities
Capital injection in an associate and joint ventures by non-cash assets		793,364	371,051	186,450
Endorsement of notes receivables accepted from sale of goods or services for purchase of property, plant and equipment		1,342,759	1,568,488	372,816
Acquisition of business	38 (h)	—	—	50,058
Finance lease		—	—	44,342

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(b) Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows was, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Financial liabilities at fair value through profit or loss	Trade and notes payables	Financial liabilities included in other current payables and accrued expenses	Financial Liabilities included in other non-current Liabilities	Interest bearing loans and borrowings	Total

As at January 1, 2017	3,575	11,342,870	9,572,490	789,720	105,782,141	127,490,796

Net cash generated from operating activities	—	1,511,909	1,379,505	—	—	2,891,414

Net cash flows from/(used in) investing activities	85,851	(530,457)	640,157	(73,701)	2,400,464	2,522,314

Proceeds from gold leasing arrangement	—	—	—	—	7,804,083	7,804,083
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	—	—	—	—	3,478,550	3,478,550
Repayments of medium-term notes and short-term bonds	—	—	—	—	(16,300,000)	(16,300,000)
Repayments of gold leasing arrangement	—	—	—	—	(4,000,000)	(4,000,000)
Drawdown of short-term and long-term bank and other loans	—	—	—	—	83,523,749	83,523,749
Repayments of short-term and long-term bank and other loans	—	—	—	—	(78,673,459)	(78,673,459)
Proceeds from finance lease, net of deposit and transaction costs	—	—	—	—	1,000,036	1,000,036
Capital elements of finance lease rental payment	—	—	—	—	(2,462,250)	(2,462,250)
Dividends paid by subsidiaries to non-controlling shareholders	—	—	2,446	—	—	2,446
Amortization of unrecognized finance expenses and interest expense				16,352	398,371	414,723
Interest paid	—	—	(262,105)	—	—	(262,105)
Reclassification	—	—	(36,690)	36,690	—	—
Net cash (used in)/ generated from financing activities	—	—	(296,349)	53,042	(5,230,920)	(5,474,227)

Net foreign exchange differences	—	(2,352)	(11,347)	—	90,588	76,889

As at December 31, 2017	89,426	12,321,970	11,284,456	769,061	103,042,273	127,507,186

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in Mainland China. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in Mainland China. In accordance with IAS 24 Related Party Disclosures, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“other state-owned enterprises“), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company consider that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions in the ordinary course of business between the Group and its related parties during the year.

(a) Significant related party transactions

		2015	2016	2017
	Note

Sales of goods and services rendered:
Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries	(ix)	10,998,505	10,311,722	10,612,330
Associates of Chinalco		703,628	688,308	682,992
Joint ventures		79,034	648,145	2,031,159
Associates		2,165,445	605,449	705,052

		13,946,612	12,253,624	14,031,533

Provision of engineering, construction and supervisory services to:	(iii)
Chinalco and its subsidiaries	(ix)	46,328	101,323	77,095
Joint ventures		—	41,423	2,046

		46,328	142,746	79,141

Provision of utility services to:	(ii)
Chinalco and its subsidiaries	(ix)	314,544	567,628	581,566
Associates of Chinalco		14,803	4,444	8,776
Joint ventures		—	3,031	118,280
Associates		553	584	1,122

		329,900	575,687	709,744

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

	Notes	2015	2016	2017
Sales of goods and services rendered: (Continued)

Rental revenue of land use rights and buildings from:	(vi)
Chinalco and its subsidiaries	(ix)	34,476	33,231	40,875
Associates of Chinalco		249	—	—
Joint ventures		—	—	426

		34,725	33,231	41,301
Purchases of goods and services:

Purchases of engineering, construction and supervisory services from:	(iii)
Chinalco and its subsidiaries	(ix)	1,737,344	1,525,349	1,205,355

Purchases of key and auxiliary materials, equipment and finished goods from:	(iv)
Chinalco and its subsidiaries	(ix)	1,640,051	1,626,782	3,849,889
Joint ventures		1,276,078	3,799,116	6,516,087
Associates		414,539	31,413	1,175

		3,330,668	5,457,311	10,367,151

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries	(ix)	324,872	307,354	326,830

Provision of utility services by:	(ii)
Chinalco and its subsidiaries	(ix)	643,597	686,474	1,397,346
Joint ventures		—	3,386	19,537

		643,597	689,860	1,416,883

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

	Notes	2015	2016	2017
Purchases of goods and services: (Continued)

Provision of product processing services by:	(vii)
Chinalco and its subsidiaries	(ix)	62,623	—	—

Provision of other services by:
A joint venture		—	151,552	269,204

Rental expenses for buildings and land use rights charged by:	(vi)
Chinalco and its subsidiaries	(ix)	590,657	509,558	474,567
Joint ventures		—	126	—

		590,657	509,684	474,567

Other significant related party transactions:

Borrowing from a subsidiary of Chinalco	(viii), (ix)	5,929,000	5,145,959	3,901,000

Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco		149,213	226,118	225,934

Entrusted loans and other borrowings to:
Joint ventures		140,000	212,400	500,000
Associates		—	—	1,100,000

		140,000	212,400	1,600,000

Interest income on entrusted loans and other borrowings:
Joint ventures		14,061	31,373	41,005
An associate		—	—	24,425

		14,061	31,373	65,430

Interest income from the unpaid disposal proceeds from:
Chinalco and its subsidiaries		326,217	246,149	117,587

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

	Notes	2015	2016	2017
Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	(xxvi)	1,150,000	1,040,000	600,000

Finance lease under a sale and leaseback contract from subsidiaries of Chinalco	(xxvi), (ix)	1,150,064	1,040,036	600,036

Trade receivable factoring arrangement from a subsidiary of Chinalco	(ix)	—	—	1,570,000

Discounted notes receivable to a subsidiary of Chinalco	(viii)	122,000	40,200	523,253

Provision of financial guarantees to:
Joint ventures	(xv), (xxv)	340,900	24,245	18,350
An associate	(xvi)	17,470	—	—

		358,370	24,245	18,350

Financial guarantees provided by:
Subsidiaries of Chinalco	19(e)	27,000	23,000	4,000

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows:

(i)	Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on a mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

	1.	The price prescribed by the PRC government (“state-prescribed price”) is adopted;

	2.	If there is no state-prescribed price, state-guidance price is adopted;

	3.	If there is neither state-prescribed price nor state-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and

	4.	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows: (continued)

		(ii)	Utility services, including electricity, gas, heat and water, are provided at the state-prescribed price.

		(iii)	Engineering, project construction and supervisory services were provided for construction projects of the Group. The state-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

		(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

		(v)	Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

		(vi)	Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and paid rent based on the market rate for its lease of buildings owned by Chinalco.

		(vii)	The pricing policy for product processing services is the same as that set out in (i) above.

(viii)	Chinalco Finance Company Limited (“Chinalco Finance”) (中鋁財務有限責任公司), a wholly-owned subsidiary of Chinalco and a non-bank financial institution established in the PRC, provides deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(ix)	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

(x)

In November 2015, the Company together with its two subsidiaries, Chalco International Trading and Chalco Shanghai Kelin Co., Ltd. (上海中鋁凱林鋁業有限公司) (“Shanghai Kelin”) signed a capital injection agreement with Chinalco Asset Management Co., Ltd.*(中鋁資產經營管理公司) (“Chinalco Asset Management”) to inject capital to Chinalco Property Development Co., Ltd.* (中鋁置業發展有限公司) (“Chinalco Property Development”) by way of injecting certain urban property assets and land use rights with appraised value amounting to RMB676.95 million and cash amounting to RMB696 million. Subsequent to the capital injection, the Group held a 24.12% equity interest in Chinalco Investment Development. The investment in Chinalco Property Development has been adjusted the impact of downstream transaction amounting to RMB111.3 million. The transaction generated disposal gain amounting to RMB350.22 million. In November 2015, Chinalco Property Development changed its name to Chinalco Investment Development.

		(xi)	Transfer of the Property Assets of Chalco Hong Kong to Chinalco assets holdings

In November 2015, Chalco Hong Kong and Chinalco Assets Holdings entered into an asset transfer agreement, pursuant to which, Chalco Hong Kong agreed to dispose of the property assets (“HK Property”) of Chalco Hong Kong to Chinalco Assets Holdings. The appraised value of the properties was HKD372 million (equivalent to RMB311 million) as at the Benchmark Date of September 30, 2015. According to the asset transfer agreement, 30% of the total consideration, i.e. HKD112 million (equivalent to RMB93 million), shall be paid to Chalco Hong Kong by Chinalco Assets Holdings in December 2015, and the remaining 70% of the total consideration shall be paid before June 30, 2016. The transaction between the Group and Chinalco Assets Holdings constituted a connected transaction. The Group disposed of the Hong Kong property with carrying value of RMB102 million and recognized a gain of RMB210 million. In December 2015, the Group received the first batch of the asset transfer consideration of RMB93 million.

(xii)

As disclosed in note 38, the Group acquired relevant assets and liabilities of High-Purity Aluminum Plant and Light Metal Material Plant (“High-Purity Aluminum and Light Metal”) from Baotou Group which also constituted a connected transaction.

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

For the years ended December 31, 2015, 2016 and 2017

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

(xv)

In March 2013, the Company entered into a guarantee agreement with China Development Bank, together with other shareholders of Xinyugou Coal Co., Ltd. *(“山西介休鑫峪沟煤业有限公司”) (“Xinyugou Coal”), a joint venture of the Company, and pursuant to the guarantee agreement, the Company provided financial guarantee to loans up to RMB1,020 million of Xinyugou Coal, in proportion to its 34% shareholding. In August 2016, Xinyugou Coal was default in repayment of bank loans and interests of RMB914 million and RMB101 million, respectively. Based on the agreement entered among the Company, Xinyugou Coal, one of its other shareholders and China Development Bank on 31 August 2016, the Company fulfilled its guarantee obligation by paying RMB336 million to China Development Bank, and the related financial guarantee was released.

(xvi)

In February 2014, Shanxi Huasheng, a subsidiary of the Company, entered into a financial guarantee contract with Shanghai Pudong Development Bank providing a financial guarantee to Xingshengyuan Coal Co., Ltd*(“霍州煤电集团兴盛园煤业有限责任公司”) (“Xingshengyuan Coal”) an associate of the Company, for its bank loan up to RMB200 million, in proportion of the 43.03% shareholding in Xingshengyuan Coal. In 2016, Xingshengyuan Coal repaid the bank loan in full, and the guarantee has been released.

		(xvii)	As disclosed in note 38, on January 1, 2016, Chalco Shandong swapped certain assets and liabilities to acquire a business from Shandong Aluminum, which constituted a related party transaction.

(xviii)

As disclosed in note 38, the Group acquired relevant assets and employees of pseudoboehmite and activated silicon powder production lines of Science and Technology Chemical Company from Shanxi Aluminum Plant, which also constituted a related party transaction.

(xix)

As disclosed in note 38, the Group acquired the 33% and 33% equity interests in Xinghua Technology from Shandong Aluminum and Shanxi Aluminum Plant, respectively, which constituted a related party transaction.

		(xx)	As disclosed in note 38, the Group acquired the 60% equity interest of Chinalco Shanghai from Chinalco, which also constituted a related party transaction.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

(xxi)

In November 2015, the Company and Chinalco Capital, a subsidiary of Chinalco, entered into a capital contribution agreement (the “Capital Contribution Agreement“), pursuant to which the Company made a capital injection to Chinalco Capital by the 15% equity interest held by the Company in ABC-CA Fund Management Co., Ltd. (“農銀匯理基金管理有限公司“) (“ABC-CA“) with appraised value of RMB283.15 million and cash of RMB150 million totalling RMB433.15 million. The Company completed the capital injection of 15% equity interest of ABC-CA in June 2016 which constituted a related party transaction.

		(xxii)	As Disposal of non-core assets

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

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

		(xxiii)	Disposal of businesses

As disclosed in note 39, on June 30, 2016, the Group transferred the Environmental Protection Business to Aluminum SPC, which constituted a related party transaction.

		(xxiv)	Cooperative exploration of Maochang Mine

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

On June 28, 2016, the Company also entered into a profit sharing rights transfer agreement with Chinalco, pursuant to which the Group acquired 80% of Chinalco’s profit sharing rights in Maochang Mine at the consideration of RMB349.95 million which is determined by both parties with reference to the appraised value provided by an independent qualified valuer. The consideration will be paid in cash by the Group by instalments of RMB120 million, RMB135 million and RMB94.95 million in 2016, 2017 and 2018, respectively. The Group recorded the profit sharing rights purchased from Chinalco as an intangible asset at the present value of the cash consideration instalments and the related transactions totalling RMB335.41 million.

As at December 31, 2017, Maochang Mine had been put into operation.

(xxv)

In December 2006, Ningxia Energy, a subsidiary of the Company, entered into a financial guarantee contract with China Construction Bank providing a financial guarantee to Tian Jing Shen Zhou Wind Power Co., Ltd, a joint venture of the Company, for its 14-year bank loan amounting to RMB35 million. As at December 31, 2017, the outstanding amount of the guarantee was RMB18 million. (December 31, 2015: RMB30 million, December 31, 2016:RMB24 million)

		(xxvi)	As disclosed in note 20, the Group has entered into several sales and leaseback contracts with CFL.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

(xxvii)

On 12 May 2017, the Company entered into an equity transfer agreement with Chinalco, pursuant to which, the Company acquired the 40% non-controlling equity interest in Chinalco Shanghai at a total cash consideration of RMB1,413 million. The consideration was determined based on the appraisal value of the equity of Chinalco Shanghai and was fully paid before December 31, 2017. On the acquisition date, the carrying amount of 40% equity interest in Chinalco Shanghai was RMB387 million, therefore the difference amounting to RMB1,026 million was recorded in share premium. After the acquisition, Chinalco Shanghai became a wholly-owned subsidiary of the Company. The acquisition of 40% equity interest in Chinalco Shanghai constituted a related party transaction.

		(xxviii)	As disclosed in note 38(g), the Group acquired 100% equity interest in Qingdao Light Metal from Chinalco, which constituted a related party transaction.

		(xxix)	As disclosed in note 38(h), the Group acquired Shanxi Aluminum Sewage Treatment Plant from Shanxi Aluminum Plant, which also constituted a related party transaction.

(xxx)

As disclosed in note 39(d), on October 31, 2017, the Group transferred 60% equity interest of China Aluminum Shandong Engineering Technology Co., Ltd.(“Shandong Engineering”) (中鋁山東工程技術有限公司) to China Aluminum International Engineering Co., Ltd. (“CHALIECO”) (中鋁國際工程股份有限公司), which constituted a related party transaction.

During the years ended December 31, 2015, 2016 and 2017, the Group’s significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively “State-owned Enterprises“ (“SOEs“)) (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at December 31, 2016 and 2017 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

As of December 31, 2017, pursuant to the "Investment Agreements" and the "Debt to Equity Swap Agreements" (note 17), the Target Companies have already received additional capital contributions of RMB12,600 million by the Investors, who belong to SOEs.

* The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	December 31, 2016	December 31, 2017

Cash and cash equivalents deposited with
A subsidiary of Chinalco (Note)	7,073,289	7,679,806

Trade and notes receivables
Chinalco and its subsidiaries	1,086,014	1,475,477
Associates of Chinalco	10,200	2,000
Joint ventures	38,055	591,488
Associates	—	96,574
	1,134,269	2,165,539

Provision for impairment of receivables	(78,262)	(78,388)

	1,056,007	2,087,151

Note: On August 26, 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012, April 28, 2015 and October 26, 2017, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending on August 25, 2018.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(b)	Balances with related parties (Continued)

	December 31,	December 31,
	2016	2017
Other current assets
Chinalco and its subsidiaries	5,065,890	623,254
Joint ventures	2,092,369	1,737,644
Associates	73,546	1,132,138
	7,231,805	3,493,036

Provision for impairment of other current assets	(48,510)	(48,166)

	7,183,295	3,444,870

Other non-current assets
Chinalco and its subsidiaries	27,946	—
A joint venture	112,403	97,103
Associates	111,846	111,845

	252,195	208,948

Borrowings and finance lease payables
Subsidiaries of Chinalco	6,051,288	3,329,807
A joint venture	190,000	190,000

	6,241,288	3,519,807

Trade and notes payables
Chinalco and its subsidiaries	374,325	426,190
Joint ventures	300	413,533
Associates	—	7,222

	374,625	846,945

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(b)	Balances with related parties (Continued)

	December 31,	December 31,
	2016	2017
Other payables and accrued liabilities
Chinalco and its subsidiaries	1,540,119	2,652,249
Associates of Chinalco	1,149	5,030
Associates	53,000	218,560
Joint ventures	159,669	101,828

	1,753,937	2,977,667

As at December 31, 2017, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB33,575 million (December 31, 2016: RMB27,788 million) and RMB42,648 million (December 31, 2016: RMB39,698 million).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Compensation of key management personnel

	2015	2016	2017
Fees	653	762	768
Basic salaries, housing fund, other allowances and benefits in kind	3,202	2,542	3,830
Pension costs	221	277	415

	4,076	3,581	5,013

Details of directors’ remuneration are included in note 30 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2016 and 2017, except for the other capital commitments disclosed in note 42(c) to these financial statements, the Group had no significant commitments with related parties.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT

	36.1	Financial risk management

The Group’s activities expose it to a variety of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group’s financial performance.

Risk management is carried out by the treasury management department (the “Group Treasury“) under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group’s operating units.

(a)	Market risk

	(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, advances paid to suppliers, and short-term and long-term loans denominated in United States dollars (“USD”), Australian dollars (“AUD”), Euro (“EUR”), Japanese yen (“JPY”), and Hong Kong dollars (“HKD”). Related exposures are disclosed in notes 14, 15, 16, 19, 22, 23 and 40 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2016 and 2017, the Group only had significant exposure to USD.

As at December 31, 2017, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB21 million lower/higher (2016: RMB269 million lower/higher), mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings, cash and receivables. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2017 than in 2016, mainly due to the decrease in the USD denominated cash and receivables.

As the assets and liabilities denominated in other foreign currencies other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2016 and 2017.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.1	Financial risk management (Continued)

		(a)	Market risk (Continued)

			(ii)	Interest rate risk

The interest rate risk of the Group mainly arises from medium-term notes and short-term bonds issued at fixed rates. As at December 31, 2016 and 2017, as the Group had no significant interest-bearing assets except for bank deposits (note 16), entrusted loans (note 15), and a loan to Shanxi Huaxing (note 12), the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People’s Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2016 and 2017.

The interest rate risk for the Group’s financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in note 19. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at December 31, 2017, if interest rates had been 100 basis points (December 31, 2016: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB535 million lower/higher (2016: RMB480 million), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.1	Financial risk management (Continued)

		(a)	Market risk (Continued)

			(ii)	Interest rate risk (Continued)

The interest rate risk of the Group mainly arises from medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2016 and 2017.

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

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (“LME“) to hedge against fluctuations in primary aluminum prices. As at December 31, 2017, the fair values of the outstanding futures contracts amounting to RMB10 million (December 31, 2016: RMB55 million) and RMB89 million (December 31, 2016: RMB3 million) were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2017, the Company did not hold any option contracts (December 31, 2016: the fair value of the outstanding options contracts amounting to RMB0.1 million was recognized in financial liabilities at fair value through profit or loss).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.1	Financial risk management (Continued)

		(a)	Market risk (Continued)

			(iii)	Commodity price risk (Continued)

As at December 31, 2017, if the commodity futures prices had increased/decreased by 3% (December 31, 2016: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2016	2017

Primary aluminum	Decrease/increase RMB7 million	Decrease/increase RMB46 million
Copper	Decrease/increase RMB4 million	Increase/decrease RMB0.3 million
Zinc	Decrease/increase RMB1 million	Decrease/increase RMB7 million
Lead	Increase/decrease RMB0.1 million	-
Coal	Decrease/increase RMB1 million	Decrease/increase RMB0.2 million

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.1	Financial risk management (Continued)

		(b)	Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term investments and these receivables included in notes 10, 12, 14, and 15 represent the Group’s maximum exposure to credit risk in relation to its financial assets. The Group also provided financial guarantees to certain subsidiaries and a joint venture. The guarantees to joint ventures and an associate mentioned in note 35 represented the Group’s maximum exposure to credit risk in relation to its guarantees to a joint venture.

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

For the year ended December 31, 2017, revenues of approximately RMB39,759 million (2015: RMB31,818 million, 2016: RMB30,940 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom the Group has derived revenue of more than 10% of the Group’s revenue during the years ended December 31, 2015, 2016 and 2017. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2015, 2016 and 2017.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT(Continued)

	36.1	Financial risk management (Continued)

		(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by the Group Treasury. The Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. This forecast takes into consideration of the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at December 31, 2017, the Group had total banking facilities of approximately RMB152,080 million (2016: RMB134,235 million) of which amounts totalling RMB69,414 million (2016: RMB61,980 million) have been utilized as at December 31, 2017. Banking facilities of approximately RMB56,104 million (2016: RMB67,510 million) will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at December 31, 2017, the Group had credit facilities through its futures agent at the LME amounting to USD20 million (equivalent to RMB131 million) (December 31, 2016: USD120 million (equivalent to RMB832 million)), of which USD2 million (equivalent to RMB13 million) (December 31, 2016: USD50 million (equivalent to RMB344 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.1	Financial risk management (Continued)

		(c)	Liquidity risk (Continued)

The table below analyzes the maturity profile of the Group’s financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2016
Finance lease payables, including current portion	2,253,720	2,068,315	2,895,251	—	7,217,286
Long-term bank and other loans, including current portion	4,725,151	8,000,722	10,275,883	8,698,516	31,700,272
Long-term bonds	2,000,000	—	—	—	2,000,000
Medium-term notes and bonds, including current portion	6,400,000	12,500,000	3,215,000	—	22,115,000
Short-term bonds	7,900,000	—	—	—	7,900,000
Gold leasing arrangement	3,000,000	—	—	—	3,000,000
Short-term bank and other loans	32,321,825	—	—	—	32,321,825
Interest payables for borrowings	6,062,365	1,701,480	2,436,061	470,469	10,670,375
Financial liabilities at fair value through profit or loss	3,575	—	—	—	3,575
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,501,869	—	—	—	8,501,869
Financial liabilities included in other non-current liabilities (Note)	—	218,201	330,021	405,261	953,483
Trade and notes payables	11,342,870	—	—	—	11,342,870

	84,511,375	24,488,718	19,152,216	9,574,246	137,726,555

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.1	Financial risk management (Continued)

		(c)	Liquidity risk (Continued)

The table below analyzes the maturity profile of the Group’s financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2017
Finance lease payables, including current portion	2,371,917	1,762,618	1,890,329	73,603	6,098,467
Long-term bank and other loans, including current portion	6,890,140	5,174,015	8,673,794	19,745,385	40,483,334
Medium-term notes and bonds, including current portion	12,500,000	3,215,000	—	—	15,715,000
Short-term bonds	3,500,000	—	—	—	3,500,000
Gold leasing arrangement	6,818,393	—	—	—	6,818,393
Short-term bank and other loans	30,834,442	—	—	—	30,834,442
Interest payables for borrowings	5,282,030	2,123,149	4,106,037	1,048,728	12,559,944
Financial liabilities at fair value through profit or loss	89,426	—	—	—	89,426
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	10,307,315	—	—	—	10,307,315
Financial liabilities included in other non-current liabilities (Note)	—	107,785	108,896	587,668	804,349
Trade and notes payables	12,321,970	—	—	—	12,321,970

	90,915,633	12,382,567	14,779,056	21,455,384	139,532,640

Note: As disclosed in note 21, as at December 31, 2017, the carrying value of financial liabilities included in other non-current liabilities was RMB769 million (December 31, 2016: RMB790 million).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

		(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets
	December 31, 2016
	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total
Current

Trade and notes receivables	—	7,349,563	—	7,349,563
Financial assets at fair value through profit or loss	54,756	—	—	54,756
Restricted cash and time deposits	—	2,087,447	—	2,087,447
Cash and cash equivalents	—	23,813,736	—	23,813,736
Financial assets included in other current assets	—	10,663,486	—	10,663,486

Subtotal	54,756	43,914,232	—	43,968,988

Non-current

Available-for-sale financial investments	—	—	164,393	164,393
Financial assets included in other non-current assets	—	1,366,359	—	1,366,359

Subtotal	—	1,366,359	164,393	1,530,752

Total	54,756	45,280,591	164,393	45,499,740

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(a)	Financial instruments by category (Continued)

Financial liabilities

	December 31, 2016
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Current

Financial liabilities at fair value through profit or loss	3,575	—	3,575
Interest-bearing loans and borrowings	—	58,459,394	58,459,394
Financial liabilities included in other payables and accrued liabilities	—	9,572,489	9,572,489
Trade and notes payables	—	11,342,870	11,342,870

Subtotal	3,575	79,374,753	79,378,328

Non-current

Financial liabilities included in other non-current liabilities	—	789,720	789,720
Interest-bearing loans and borrowings	—	47,322,748	47,322,748

Subtotal	—	48,112,468	48,112,468

Total	3,575	127,487,221	127,490,796

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(a)	Financial instruments by category (Continued)

Financial assets

	December 31, 2017
	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total
Current

Trade and notes receivables	—	8,026,209	—	8,026,209
Financial assets at fair value through profit or loss	9,534	—	—	9,534
Restricted cash and time deposits	—	2,152,492	—	2,152,492
Cash and cash equivalents	—	27,750,686	—	27,750,686
Financial assets included in other current assets	—	6,487,089	—	6,487,089

Subtotal	9,534	44,416,476	—	44,426,010

Non-current

Available-for-sale financial investments	—	—	1,928,201	1,928,201
Financial assets included in other non-current assets	—	261,156	—	261,156

Subtotal	—	261,156	1,928,201	2,189,357

Total	9,534	44,677,632	1,928,201	46,615,367

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(a)	Financial instruments by category (Continued)

Financial liabilities

	December 31, 2017
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Current

Financial liabilities at fair value through profit or loss	89,426	—	89,426
Interest-bearing loans and borrowings	—	62,752,570	62,752,570
Financial liabilities included in other payables and accrued liabilities (note 22)	—	11,284,456	11,284,456
Trade and notes payables	—	12,321,970	12,321,970

Subtotal	89,426	86,358,996	86,448,422

Non-current

Financial liabilities included in other non-current liabilities (note 21)	—	769,061	769,061
Interest-bearing loans and borrowings	—	40,289,703	40,289,703

Subtotal	—	41,058,764	41,058,764

Total	89,426	127,417,760	127,507,186

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(b)	Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017

Financial assets
Available-for-sale financial instruments	-	1,848,000	-	1,848,000
Financial assets included in other non-current assets (note 12)	1,366,359	261,156	1,375,140	242,567

	1,366,359	2,109,156	1,375,140	2,090,567

	Carrying amounts		Fair values
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017

Financial liabilities
Financial liabilities included in other non-current liabilities (note 21)	789,720	769,061	789,720	660,688
Long-term interest-bearing loans and borrowings (note 19)	47,322,748	40,289,703	46,766,169	39,475,392

	48,112,468	41,058,764	47,555,889	40,136,080

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

		(b)	Fair value and fair value hierarchy (Continued)

Fair value (Continued)

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and the current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

The Group’s own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at December 31, 2016 and 2017 was assessed to be insignificant.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	54,756	-	-	54,756
Available for sale financial investments	93,893	-	-	93,893

	148,649	-	-	148,649

As at December 31, 2017	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	9,534	-	-	9,534
Available-for-sale financial investments
Listed equity investments	9,701	-	-	9,701
Other unlisted investment	-	1,848,000	-	1,848,000

	19,235	1,848,000	-	1,867,235

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	3,468	-	-	3,468
European option contracts	-	107	-	107

	3,468	107	-	3,575

As at December 31, 2017	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	89,426	-	-	89,426

	89,426	-	-	89,426

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	-	1,375,140	-	1,375,140

As at December 31, 2017	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	-	242,567	-	242,567

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.2	Financial instruments (Continued)

	(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed

As at December 31, 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	-	789,720	-	789,720
Long-term interest-bearing loans and borrowings	-	46,766,169	-	46,766,169

	-	47,555,889	-	47,555,889

As at December 31, 2017	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	-	660,688	-	660,688
Long-term interest-bearing loans and borrowings	-	39,475,392	-	39,475,392

	-	40,136,080	-	40,136,080

During the year ended December 31, 2017, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2016: Nil).

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

	36.3	Capital risk management

The Group’s capital management objectives are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants) and deferred government grants less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

The gearing ratio as at December 31, 2016 and 2017 is as follows:

	December 31, 2016	December 31, 2017

Total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants)	131,916,992	132,022,668
Less: restricted cash, time deposits and cash and cash equivalents	(25,901,183)	(29,903,178)

Net debt	106,015,809	102,119,490

Total equity	55,786 ,808	65,513,879
Add: net debt	106,015,809	102,119,490
Less: non-controlling interests	(17,618,510)	(26,035,429)

Total capital attributable to owners of the parent	144,184,107	141,597,940

Gearing ratio	74%	72%

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Other than the senior perpetual securities issued by a subsidiary of the Group, which is disclosed in note 40, details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2016	2017

Percentage of equity interest held by non-controlling interests

Ningxia Energy	29.18%	29.18%
Shandong Huayu	45.00%	45.00%
Chalco Shandong	-	30.80%
Zhongzhou Aluminum	-	36.90%
Baotou Aluminum	-	25.67%
Chalco Mining	-	81.14%

Profit for the year allocated to non-controlling interests

Ningxia Energy	53,667	(5,670)
Shandong Huayu	79,621	13,070
Chalco Shandong	-	-
Zhongzhou Aluminum	-	-
Baotou Aluminum	-	72,902
Chalco Mining	-	-

Dividends distributed to non-controlling interests

Ningxia Energy	7,430	3,264
Shandong Huayu	-	-
Chalco Shandong	-	-
Zhongzhou Aluminum	-	-
Baotou Aluminum	-	-
Chalco Mining	-	-

Accumulated balances of non-controlling interests at the reporting dates

Ningxia Energy	4,516,727	4,914,902
Shandong Huayu	822,327	860,235
Chalco Shandong	-	1,426,620
Zhongzhou Aluminum	-	2,151,713
Baotou Aluminum	700,000	2,588,831
Chalco Mining	1,101	5,345,570

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

As of December 31, 2017, pursuant to the "Investment Agreements" and the "Debt to Equity Swap Agreements" (note 17), the Investors have already made additional capital contributions of RMB12,600 million to the Target Companies. Subsequent to the completion of the capital increase, the Company's interest in Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining decreased from 100% to 69.20%, 63.10%, 74.33% and 18.86%, respectively. Pursuant to the "Investment Agreements" and the "Debt-to-Equity Swap Agreements", the Investors voluntarily became parties acting in concert with the Company. When voting at the shareholders’ and board meetings of the Target Companies, the Investors and the directors appointed by them undertake to act in accordance with the instructions from the Company and in concert with the Company. Therefore, in the opinion of the directors of the Company, the Group exercises control over the Target Companies; and the equity interest of the Target Companies held by the Investors are accounted for as non-controlling interests.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2016	Ningxia Energy	Shandong Huayu	Chalco Shandong	Zhongzhou Aluminum	Baotou Aluminum	Chalco Mining
Revenue	4,170,859	2,500,353	5,990,183	4,716,235	6,467,152	2,390,441
Total expenses	4,064,127	2,323,417	5,636,485	4,700,680	5,671,676	2,930,569
Profit/(loss) for the year	106,732	176,936	353,698	15,555	795,476	(540,128)
Total comprehensive income/(loss) for the year	106,732	176,936	353,698,698	15,555	795,476	(540,128)

Current assets	4,481,921	918,043	2,307,274	2,658,649	2,308,282	2,790,087
Non-current assets	30,633,509	2,231,424	4,795,278	4,722,540	8,068,407	6,060,379
Current liabilities	6,959,388	1,331,872	3,974,857	3,793,320	4,851,993	2,627,715
Non-current liabilities	17,720,701	1,100	300,547	340,809	1,060,164	5,421,182

Net cash flows from/(used in) operating activities	1,874,909	(332,713)	136,934	368,083	1,271,670	212,147
Net cash flows (used in)/from investing activities	(1,384,059)	32,753	(200,859)	(373,882)	(2,035,306)	(461,248)
Net cash flows from/(used in) financing activities	291,301	(68,627)	(62,754)	(40,286)	1,084,462	157,940
Effect of foreign exchange rate changes, net	—	—	—	—	12	—

Net increase/(decrease) in cash and cash equivalents	782,151	(368,587)	(126,679)	(46,085)	320,838	(91,161)

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

2017	Ningxia Energy	Shandong Huayu	Chalco Shandong	Zhongzhou Aluminum	Baotou Aluminum	Chalco Mining

Revenue	5,624,059	2,900,693	8,402,308	5,831,439	10,419,392	4,430,817
Total expenses	5,691,240	2,873,755	8,080,124	5,653,178	9,696,225	4,389,171
(Loss)/profit for the year	(67,181)	26,938	322,184	178,261	723,167	41,646
Total comprehensive (loss)/income for the year	(67,181)	26,938	322,184	178,261	723,167	41,646

Current assets	4,538,735	1,086,854	2,279,318	3,058,917	3,785,165	2,997,388
Non-current assets	33,716,269	2,475,925	4,741,067	4,681,807	12,535,637	6,108,012
Current liabilities	7,944,491	1,612,994	2,239,052	1,881,642	4,591,208	2,499,653
Non-current liabilities	19,488,716	80,489	148,757	27,725	3,894,064	17,604

Net cash flows from operating activities	2,110,801	195,673	840,018	778,375	1,015,534	1,205,318
Net cash flows used in investing activities	(3,933,743)	(186,230)	(496,837)	(630,895)	(4,622,781)	(552,588)
Net cash flows from/(used in) financing activities	1,350,275	117	(268,386)	(190,781)	3,447,792	(603,051)
Effect of foreign exchange rate changes, net	—	—	—	—	(16)	—

Net (decrease)/increase in cash and cash equivalents	(472,667)	9,560	74,795	(43,301)	(159,471)	49,679

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION

	(a)	Acquisition of High-Purity Aluminum and Light Metal

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

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

	(b)	Acquisition of Bayer aluminum production line

On January 1, 2016, Chalco Shandong, a subsidiary of the Company, completed the swap of its certain assets and liabilities with Shandong Aluminum, a subsidiary of Chinalco. The assets disposed of by Chalco Shandong include the relevant assets and liabilities of the electrolysis aluminum plant except for the electrolysis production line (mainly carbon assets), the aluminum processing plant and the hospital ward building of Chalco Shandong (the “Assets Disposed of“). The assets acquired by Chalco Shandong comprised the relevant assets and liabilities of the Bayer alumina production line of Shandong Aluminum which, in the opinion of directors of the Company, constitute businesses (the “Business Acquired“). According to the final consideration, Chalco Shandong shall pay a net consideration amounting to RMB162 million. As at the combination date, the carrying amounts of the Business Acquired and Assets Disposed of were RMB327 million and RMB176 million, respectively. Before and after the transaction, both entities were controlled by Chinalco, and the control was not temporary. Thus, the acquisition is considered to be a business combination under common control. The transaction date was January 1, 2016, which was determined by the date that the transfer of the rights and risks of the assets and liabilities was completed.

The carrying amounts of the assets and liabilities of Business Acquired as at the transaction date and the comparative financial figures were as follows:

	December 31, 2015	January 1, 2016

Assets
Property, plant and equipment	328,354	328,354

Liabilities
Other payables and accrued expenses	1,488	1,488

Net assets	326,866	326,866
Difference recognized in equity	—	11,418
		338,284

Cash		161,962
Carrying values of assets disposed of		176,322
Total purchase consideration		338,284

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

	(c)	Acquisition of pseudoboehmite and activated silicon powder production lines

On June 28, 2016, the Shanxi Branch of the Company (“Shanxi Branch“) entered into an Asset Transfer Agreement with Shanxi Aluminum Plant, pursuant to which, the Shanxi Branch acquired pseudoboehmite and activated silicon powder production lines of Science and Technology Chemical Company, a branch of Shanxi Aluminum Plant, at a total cash consideration of RMB43.06 million. In the opinion of directors of the Company, the production lines constitute a business. The total cash consideration was determined based on the asset appraisal report performed by an independent qualified valuer.

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

The carrying amount of the assets and liabilities of pseudoboehmite and activated silicon powder production lines as at the transaction date and the comparative financial figures were as follows:

	December 31, 2015	July 5, 2016

Assets
Property, plant and equipment	29,966	28,860

Liabilities
Other payables and accrued expenses	2,503	—

Net assets	27,463	28,860
Difference recognized in equity		14,201
		43,061

Cash		43,061
Total purchase consideration		43,061

The acquisition of Shanxi Aluminum Plant has no impact on the Group’s cash and cash equivalents.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

	(d)	Acquisition of equity interest in Chinalco Shanghai

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

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

	(e)	Acquisition of equity interest in Xinghua Technology

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

The book values of the assets and liabilities of Xinghua Technology Ltd. as at the transaction date and the comparative financial figures were as follows:

	December 31, 2015	December 23, 2016
Assets
Property, plant and equipment	978,596	1,134,185
Land use rights	—	8,339
Other non-current assets	1,474	8,334
Trade and notes receivables	2,423	5,471
Inventories	164,262	170,986
Other current assets	89,626	86,283
Restricted cash and time deposits	15,000	184,060
Cash and cash equivalents	1,910	19,828

Liabilities
Interest bearing loans and borrowings (non-current)	34,086	14,909
Other non-current liabilities	47,900	43,921
Interest bearing loans and borrowings (current)	338,393	354,181
Trade and notes payables	230,235	484,755
Other payables and accrued expenses	329,184	398,239
Income tax payable	—	9,919

Net assets	273,493	311,562
Non-controlling interests		105,931
Net assets acquired		205,631
Difference recognized in equity		309,890
		515,521

Satisfied by cash		515,521
Total purchase consideration		515,521

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

	(f)	Acquisition of equity interest in Xinghua Technology

As at December 31, 2016, the Group has paid the purchase consideration of RMB335 million. As at December 31, 2017, the Group has paid the purchase consideration of RMB61 million with notes receivables and the Group has not paid the remaining consideration of approximately RMB121 million.

	(g)	Acquisition of 100% equity interest in Qingdao Light Metal

On December 28, 2017, Chalco Shandong, a subsidiary of the Company, entered into an equity transfer agreement with Chinalco, pursuant to which Chalco Shandong acquired 100% equity interest of Qingdao Light Metal from Chinalco. The consideration for the acquisition was RMB162 million which was determined based on the appraisal value of the 100% equity interest in Qingdao Light Metal. The Company has paid all consideration as of December 31, 2017. The transaction date was December 29, 2017 which was the date that the Group obtained control of Qingdao Light Metal. Before and after the acquisition, both Qingdao Light Metal and the Company were controlled by Chinalco, and the control was not temporary. Thus, the acquisition of 100% equity interest in Qingdao Light Metal is considered to be a business combination under common control.

The carrying amounts of the assets and liabilities of Qingdao Light Metal as at the transaction date and the comparative financial figures were as follows:

	December 31, 2016	December 29, 2017
Assets

Investment properties	10,742	10,425
Property, plant and equipment	290,579	278,309
Land use rights	20,722	20,195
Inventories	29,446	49,489
Other current assets	2,934	3,978
Trade and notes receivables	29,748	98,957
Cash and cash equivalents	5,688	10,924

Liabilities
Trade and notes payables	64,900	97,681
Other payables and accrued expenses	10,641	66,042
Interest-bearing loans and borrowings	167,000	167,000

Net assets	147,318	141,554
Other equity instruments	138,670	138,670
	8,648	2,884

Difference recognized in equity		158,848

Total purchase consideration		161,732

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(h)	Acquisition of Shanxi Aluminum Sewage Treatment Plant

On December 28, 2017, Shanxi New Material, a subsidiary of the Company, entered into an assets transfer agreement with Chalco Shanxi Aluminum, a subsidiary of Chinalco, pursuant to which, Shanxi New Material acquired Shanxi Aluminum Sewage Treatment Plant at a total consideration of RMB50 million. The consideration was determined based on the appraisal report issued by an independent qualified valuer. In the opinion of directors of the Company, the sewage treatment plant constitutes a business. Before and after the acquisition, both entities were controlled by Chinalco, and the control was not temporary. Thus, the acquisition is considered to be a business combination under common control. The acquisition date was December 28, 2017, which is determined by the date of transfer of the assets.

The carrying amount of the assets and liabilities of Shanxi Aluminum Sewage Treatment Plant as at the transaction date and the comparative financial figures were as follows:

	December 31, 2016	28 December, 2017
Assets
Property, plant and equipment	52,001	48,995

Liabilities
Other payables and accrued expenses	—	—

Net assets	52,001	48,995
Difference recognized in equity	—	1,063

Total purchase consideration	—	50,058

The acquisition of Shanxi Aluminum Sewage Treatment Plant has no impact on the Group’s cash and cash equivalents.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(i)	Acquisition of Yinxing Power

In April 2015, Ningxia Energy and Zhejiang Power Group Co., Ltd.* (“Zhejiang Power”) (浙江省能源集團有限公司) jointly established Ningxia Yinxing Power Co., Ltd.* (“Yinxing Power”) (寧夏銀星發電有限責任公司). The registered capital of Yinxing Power is RMB800 million, of which Ningxia Energy and Zhejiang Power contributed 51% and 49%, respectively. Ningxia Energy can appoint four out of the seven directors of the board of directors. According to the articles of association of Yinxing Power, the resolutions pertaining to significant relevant activities at both the shareholders’ and board of directors meetings require more than two-thirds of the votes for passing. Accordingly, the directors of the Company considered that Ningxia Energy and Zhejiang Power have joint control over Yinxing Power, which was accounted for as a joint venture.

In August 2017, to minimize coal procurement costs and to secure long-term coal supply to Yinxing Power, Ningxia Energy and Zhejiang Power entered into an acting-in-concert agreement which was effective on August 31, 2017. According to the acting-in-concert agreement, Zhejiang Power will exercise the shareholders vote in concert with the Group. Accordingly, the directors of the Company consider that Ningxia Energy have control over Yinxing Power and consolidated Yinxing Power as a subsidiary since August 31, 2017.

The fair value of identifiable assets and liabilities of Yinxing Power at the acquisition date are as follows:

August 31, 2017
Fair value

Assets
Property, plant and equipment	3,594,970
Land use right	31,833
Intangible assets	188
Other current assets	312,840
Inventories	35,349
Trade and notes receivables	162,093
Cash and cash equivalents	255,152

Liabilities
Deferred tax liabilities	(40,706)
Interest-bearing loans and borrowings	(2,514,800)
Other payables and accrued expenses	(186,782)
Trade and notes payables	(800,438)

Net assets	849,699

Non-controlling interests	416,353

Net assets acquired	433,346

Goodwill	—

Satisfied by cash	—

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(i)	Acquisition of Yinxing Power (Continued)

Details of the 51% equity interest held by the Group before the acquisition of Yinxing Power and the profit from the investment are as follows:

August 31, 2017

Initial investment cost	316,200

Investment income recognized under the equity method	(494)

The book value of the investment in 51% equity of Yinxing Power on the merger date	315,706

The fair value of the investment in 51% equity of Yinxing Power on the merger date (Note)	433,346

Gain on previously held equity interest remeasured at acquisition-date fair value	117,640

Note:	The fair value was determined by the valuation report of Zhong Tong Hua Ping Bao Zi (2017) No. 776 issued by Beijing Zhong Tong Hua Asset Valuation Co., Ltd.

An analysis of the cash flows in respect of the acquisition of Yinxing Power is as follows:

RMB’000

Cash consideration	-
Cash and bank balances acquired	255,152

Net inflow of cash and cash equivalents included in cash flows from investing activities	255,152

The operating results and cash flows of Yinxing Power since the merger date to the end of the year are as follows:

RMB’000

Revenue	578,117

Profit for the year	96,756

Net cash flows	36,024

*	The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES

(a)	Disposal of Shanxi Huaxing

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

The details of the net assets disposed of are as follows:

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(a)	Disposal of Shanxi Huaxing (Continued)

Date of disposal
Net assets disposed of:
Cash and cash equivalents	114,794
Restricted cash and time deposits	46,716
Trade and notes receivables	34,479
Other current assets	30,849
Inventories	340,218
Property, plant and equipment	4,495,019
Land use right	251,295
Intangible assets	365,427
Deferred tax assets	3,057
Other non-current assets	487,076
Trade and notes payables	(426,288)
Other payables and accrued expenses	(898,781)
Interest bearing loans and borrowings	(2,312,574)
Income tax payable	(4,271)
Other non-current liabilities	(412,192)
Net assets	2,114,824
50% of net assets transferred into joint venture (Note)	(1,057,412)

Net assets disposed of	1,057,412
Gain on disposal of Shanxi Huaxing	1,294,067

2,351,479

Satisfied by:
Cash	705,444
Receivables as at December 31, 2015	1,646,035

2,351,479

Note:
50% of net assets transferred into joint venture	1,057,412
Gain on remeasurement of the remaining equity interest at fair value	1,294,067

Initial cost of investment in joint venture	2,351,479

An analysis of the cash flows of cash and cash equivalents in respect of the Disposal of Shanxi Huaxing is as follows:

2015
Cash consideration received	705,444
Less: cash and cash equivalents of Shanxi Huaxing disposed of	(114,794)

Net inflows of cash and cash equivalents in respect of the disposal of Shanxi Huaxing	590,650

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(b)	Loss control of Ningxia photovoltaic subsidiaries

In September and October 2015, LingWu People's Court , Yinchuan Intermediate People's Court and Wuzhong People's Court accepted the liquidation petition filed by the Group’s subsidiaries, Ningxia Ning Electric Silicon Co., Ltd.* (寧夏寧電矽業有限公司), Ningxia Ning Electric PV Material Co., Ltd.* (寧夏寧電光伏材料有限公司), Ningxia Ning Electric Silicon Materials Co., Ltd.* (寧夏寧電矽材料有限公司) and Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* (寧夏銀星多晶矽有限公司) (hereinafter referred to as “Ningxia photovoltaic subsidiaries”), respectively. Upon the liquidation administrators took control over those companies, the directors of the Company considered the Group lost control over Ningxia photovoltaic subsidiaries and therefore ceased to consolidate these companies since then (“date of lost control”).

The book value of assets and liabilities of Ningxia photovoltaic subsidiaries is result from the fair value adjustments of Ningxia photovoltaic subsidiaries’ assets and liabilities arising from acquisition of Ningxia Energy in 2013.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(b)	Loss control of Ningxia photovoltaic subsidiaries (Continued)

The details of the net assets of Ningxia photovoltaic subsidiaries are as follows:

Date of lost control
Net assets:
Cash and cash equivalents	189
Trade and notes receivables	47,619
Other current assets	166,377
Inventories	18,718
Property, plant and equipment	387,324
Land use right	114,330
Intangible assets	3,954
Other non-current assets	8,432
Available-for-sale financial investments	5,686
Trade and notes payables	(290,441)
Other payables and accrued expenses	(215,198)
Deferred tax liabilities	(36,389)
Other non-current liabilities	(61,123)
Net assets	149,478

Trade and notes receivable due from Ningxia photovoltaic subsidiaries	15,644
Other current amount due from Ningxia photovoltaic subsidiaries	1,435,802
Provision for trade and notes receivable due from Ningxia photovoltaic subsidiaries	(15,644)
Provision for other current assets due from Ningxia photovoltaic subsidiaries	(1,321,712)

Consideration	114,090

Release of unrealized gains or losses between Ningxia photovoltaic subsidiaries and the Group upon deconsolidation	16,515

Net loss on lost control of Ningxia photovoltaic subsidiaries	(18,873)

An analysis of the cash flows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries is as follows:

2015
Cash consideration paid	-
Less: cash and cash equivalents of Ningxia photovoltaic subsidiaries	189
Net outflows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries	(189)

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(c)	Disposed of the Environmental Protection Business

On June 29, 2016, each of the Lanzhou Branch and three subsidiaries, Baotou Aluminum Shandong Huayu and Ningxia Energy of the Company (collectively the “Sellers“ and each a “Seller“), entered into a business transfer agreement with Aluminum SPC, pursuant to which the Sellers agreed to sell and Aluminum SPC agreed to acquire the environmental protection business. Aluminum SPC is a joint venture of the Company and SPC. The environmental protection business includes the environmental protection assets and relevant liabilities in relation to the desulfurization, denitration and dedusting of the coal fired generating units of the Sellers (collectively as “Environmental Protection Business“). The aggregate consideration of the business transfer agreements was RMB1,754 million, which was determined based on the valuation reports of the Environmental Protection Business on the valuation base date of March 31, 2016. As at December 31, 2016, all the cash consideration of disposal of environmental assets was received.

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

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(d)	Disposal of Shandong Engineering

On October 31, 2017, the Company and CHALIECO entered into an equity transfer agreement, pursuant to which the Company agreed to sell and CHALIECO agreed to acquire 60% equity interest in Shandong Engineering at a consideration of RMB360 million. The consideration was determined based on the appraised value of the 60% equity interest in Shandong Engineering. Full consideration has been received by the Group in November 2017.

The directors of the Company are of the opinion that the Group lost control over Shandong Engineering and accounted for it as an associate accordingly. As of the date of disposal, the carrying amount of Shandong Engineering was RMB350 million, and the Group recognized gain of disposal of subsidiary of RMB153 million for 60% equity interests disposed of. The Group re-measured the remaining 40% equity interest of Shandong Engineering to a fair value of RMB240 million and recognized the fair value gain of RMB102 million accordingly. In addition, unrealized profit arisen from construction services provided by Shandong Engineering previously eliminated upon consolidation amounting to RMB59 million was reversed and recognized in other gains.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(d)	Disposal of Shandong Engineering (Continued)

The details of the net assets disposed of are as follows:

Date of disposal
Net assets disposed of:
Property, plant and equipment	109,103
Intangible assets	428
Deferred tax assets	3,106
Inventories	167,499
Trade receivables and notes receivable	1,067,636
Other current assets	23,136
Cash and cash equivalents	123,530
Other non-current liabilities	(4,637)
Other payables and accrued liabilities	(282,232)
Trade and notes payables	(727,622)
Interest-bearing loans and borrowings	(130,000)

Net assets	349,947
Non-controlling interests	3,961
Total net assets	345,986

Gain on disposal of Shandong Engineering	254,659

The fair value of the remaining equity interest in Shandong Engineering	240,258

Consideration	360,387

Satisfied by:
Cash	387
Notes receivable	360,000

An analysis of the cash flow of cash and cash equivalents in respect of the Disposal of Shandong Engineering is as follows:

Date of disposal

Cash consideration received	387
Cash and bank balances disposed of	(123,530)

Net outflows of cash and cash equivalents in respect of disposal of Shandong Engineering	(123,143)

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(e)	Deemed disposal of Shanxi Zhongrun

The Company previously had a 50% equity interest in Shanxi China Huarun Co., Ltd.* (“Shanxi Zhongrun”) (山西中鋁華潤有限公司). According to the then acting-in-concert agreement entered into by the Company and the other shareholders of Shanxi Zhongrun, Huarun (Coal) Group Co., Ltd. * (“Huarun (Coal) Group”) (華潤（煤業）集團有限公司), Huarun (Coal) Group agreed to confer its voting rights in the shareholders’ meeting of Shanxi Zhongrun to the Company. Accordingly, the directors of the Company considered that the Company had control over Shanxi Zhongrun and included Shanxi Zhongrun in the consolidation scope.

On 15 February 2017, the Company entered into a capital injection and enlargement agreement on Shanxi Zhongrun with Huarun (Coal) Group, Shanxi Xishan Coal and Electricity Power Co., Ltd.* (“Xishan Coal Electricity”) (西山煤電), and Jin Energy Power Group Co., Ltd.* (“Jin Energy Power”) (晉能電力). Pursuant to the agreement, the Company, Xishan Coal Electricity and Jin Energy Power had each subscribed RMB100 million, respectively. After the capital contribution, the Company’s equity interest in Shanxi Zhongrun decreased to 40% while each of the other three shareholders hold a 20% equity interest, respectively, and the acting-in-concert agreement between the Company and Huarun (Coal) Group also ceased to be effective since then. The directors of the Company are of the opinion that the Group lost control over Shanxi Zhongrun and accounted for it as an associate accordingly. As of the date of deemed disposal, the Company re-measured the 40% equity of Shanxi Zhongrun to a fair value of RMB100 million and recognized the fair value gain of RMB4 million accordingly.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(f)	Disposal of Zibo Trading

In November 2017, Chalco Trading, a subsidiary of the Company, agreed to transfer 50% equity interest in Zibo International Trading Co. Ltd. * (”Zibo Trading”) (“淄博國貿”) to a third party. The directors of the Company are of the opinion that the Group lost control over Zibo Trading and accounted for it as a joint venture accordingly. As of the date of disposal, the Group recognized loss of disposal of subsidiary of RMB2 million for 50% equity interest disposed of. The Group re-measured the 50% equity of Zibo Trading to a fair value of RMB12 million and recognized the fair value loss of RMB2 million accordingly.

(g)	Bankruptcy liquidation of Longmen Aluminum

In September 2017, Shanxi Hejin People's Court accepted the liquidation petition filed by the Group’s subsidiary, Shanxi Longmen Aluminium Co., Ltd. ("Longmen Aluminum”) (山西龍門鋁業有限公司). Upon the liquidation, administrators took control over Longmen Aluminum, the directors of the Company considered the Company lost control over Longmen Aluminum and therefore, ceased to consolidate Longmen Aluminum since then. The Group recognized a loss of RMB26 million for lost control over Longmen Aluminum.

(h)	Bankruptcy liquidation of Beijing Yike

In September 2017, Beijing Shijingshan People's Court accepted the liquidation petition filed by the Group’s subsidiary, Beijing Yike. Upon the liquidation, administrators took control over Beijing Yike, and therefore, the directors of the Company considered the Group lost control over Beijing Yike and deconsolidated Beijing Yike since then. The Group recognized a gain of RMB38 million upon the deconsolidation of Beijing Yike.

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2015, 2016 and 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	OTHER EQUITY INSTRUMENTS

On October 22, 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (“Chalco Hong Kong Investment”, or the “Issuer“) issued USD350 million senior perpetual securities with an initial distribution rate of 6.625% (the “2013 Senior Perpetual Securities“). The proceeds from the issuance of the 2013 Senior Perpetual Securities after the issuance costs amounted to USD347 million (equivalent to RMB2,123 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities have been made semi-annually in arrears from October 29, 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity dates and are callable only at the Group’s option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After October 29, 2018, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

40.	OTHER EQUITY INSTRUMENTS (Continued)

On April 10, 2014, Chalco Hong Kong Investment issued USD400 million senior perpetual securities with an initial distribution rate at 6.25% (the “2014 Senior Perpetual Securities“). The proceeds from the issuance of the 2014 Senior Perpetual Securities after the issuance costs were USD398 million (equivalent to RMB2,462 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities have been made semi-annually on April 29, and October 29, in arrears from April 17, 2014 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2014. The 2014 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group’s option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. On April 29, 2017, the Group redeemed the 2014 Senior Perpetual Securities.

On October 27, 2015, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.50% (the “2015 Perpetual Medium-term Notes“). The proceeds from the issuance of the 2015 Perpetual Medium-term Notes were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes have been made annually in arrears from October 29, 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

40.	OTHER EQUITY INSTRUMENTS (Continued)

On October 31, 2016, Chalco Hong Kong Investment issued USD500 million senior perpetual securities with an initial distribution rate at 4.25% (the “2016 Senior Perpetual Securities“). The proceeds from the issuance of the 2016 Senior Perpetual Securities after the issuance costs were USD498 million (equivalent to RMB3,374 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on April 29 and October 29 in arrears from November 7, 2016 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group’s option on or after November 7, 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After November 7, 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms and conditions of the 2013 Senior Perpetual Securities, the 2015 Perpetual Medium-term Notes and the 2016 Senior Perpetual Securities, the Group has no contractual obligations to repay their principal or to pay any coupon distributions. Thus in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distributions declared will be treated as distributions to equity owners.

41.	CONTINGENT LIABILITIES

As at December 31, 2016 and 2017, the Group had no significant contingent liabilities.

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

42.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	December 31, 2016	December 31, 2017

Contracted, but not provided for	7,594,756	2,967,541

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at December 31, 2016 and 2017 pursuant to non-cancellable lease agreements entered into by the Group are summarized as follows:

	December 31, 2016	December 31, 2017

Within one year	515,276	658,574
In the second to fifth years, inclusive	1,925,606	2,112,800
After five years	13,096,017	12,544,108

	15,536,899	15,315,482

(c)	Other capital commitments

As at December 31, 2016 and 2017, the commitments to make capital contributions to the Group’s joint ventures and associates were as follows:

	December 31, 2016	December 31, 2017

Associates	739,975	374,800
Joint ventures	278,664	-

	1,018,639	374,800

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts expressed in thousands of RMB unless otherwise stated)

43.	EVENTS AFTER THE REPORTING PERIOD

(a)	On January 18, 2018, the Group completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will mature in July 2018 for working capital needs. The fixed annual coupon interest rate of these bonds is 4.70%.

(b)	On March 20, 2018, the Group completed an issuance of medium-term notes with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in March 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these notes is 5.55%.

44.	COMPARATIVE AMOUNTS

Certain comparative amounts have been retrospectively adjusted as a result of the business combinations under common control as disclosed in note 38.

45.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 19, 2018.