Form 20-F/A
ALUMINUM CORP OF CHINA LTD
filed 2018-06-04
CIK 1161611

As filed with Securities and Exchange Commission on June 4, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A (Amendment No.1)

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

Yes __ No __

Explanatory Note

This Amendment No. 1 to Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by Aluminum Corporation of China Limited (the "Registrant") as an amendment to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 ("Form 20-F"), filed with the U.S. Securities and Exchange Commission ("SEC") on April 19, 2018.

Pursuant to Rule 3-09 of SEC Regulation S-X, the Registrant is filing this Form 20-F/A to include the financial statements of the Registrant’s 33%-owned unconsolidated company, Guangxi Hua Yin Aluminum Co., Ltd., for the years ended December 31, 2015, 2016 and 2017 and as of December 31, 2015, 2016 and 2017. The unaudited consolidated financial statements for the fiscal years ended December 31, 2015 and 2016, and the audited consolidated financial statements for the fiscal year ended December 31, 2017 of this unconsolidated company are included in this Form 20-F/A under Item 18. This Form 20-F/A is also updating the exhibit list under Item 19 and including as exhibits certifications of the Registrant’s Chief Executive Officer and Chief Financial Officer.

This Form 20-F/A makes no other changes to the Form 20-F of the Registrant. Other than what is stated above, this Form 20-F/A does not in any way modify or update any other disclosures in, or amend, update or restate the information in any other part of, the Form 20-F as originally filed on April 19, 2018 (including without limitation the financial statements originally provided under Item 18 in the Form 20-F). This Form 20-F/A does not reflect events occurring after the original filing of the Form 20-F on April 19, 2018 and should be read in conjunction with the originally filed Form 20-F, as well as the Registrant’s filings with the SEC subsequent to the original filing of the Form 20-F.

.

PART III

Item 18. Financial Statements

Pursuant to Rule 3-09 of SEC Regulation S-X, we are filing this Form 20-F/A to include the financial statements of our 33%-owned unconsolidated company, Guangxi Hua Yin Aluminum Co., Ltd., for the years ended December 31, 2015, 2016 and 2017 and as of December 31, 2015, 2016 and 2017. The unaudited consolidated financial statements for the fiscal years ended December 31, 2015 and 2016, and the audited consolidated financial statements for the fiscal year ended December 31, 2017 of this unconsolidated company are included in this Form 20-F/A in Exhibit 15.2, which is incorporated by reference in this Item 18.

Item 19. Exhibits

Exhibit Number	Description
1.1†	English translation of Amended Articles of Association of Aluminum Corporation of China Limited
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.2	Registrant’s Specimen Certificate for H Shares (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F/A (file No.001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.3	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
4.1	English translation of Form of Employment Contract (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
8.1†	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2017
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Ernst & Young (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-15264) filed with the Securities and Exchange Commission on April 15, 2016)
15.2*	Consolidated Financial Statements of Guangxi Hua Yin Aluminum Co., Ltd. as of and for the Fiscal Year ended December 31, 2017
101.INS†	XBRL Instance Document
101.SCH†	XBRL Taxonomy Extension Schema Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

_______________

† Filed on April 19, 2018

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED
By:	/s/ Yu Dehui
Name: Yu Dehui
Title: Executive Director and Chairman of the Board
Date: June 4, 2018