Form 20-F
period 2019-12-31
ALUMINUM CORP OF CHINA LTD
filed 2020-04-22
CIK 1161611

As filed with Securities and Exchange Commission on April 22, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

People’s Republic of China (100082)

(86) 10 8229 8322
ir@chalco.com.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares*	ACH	New York Stock Exchange, Inc.
Class H Ordinary Shares**

*	Evidenced by American Depositary Receipts. Each American Depositary Share represents 25 H Shares.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019:
Domestic shares, par value RMB1.00 per share	13,078,706,983
H Shares, par value RMB1.00 per share	3,943,965,968

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

 2

i

Forward-Looking Statements

Certain information contained in this annual report, which does not relate to historical information, may be deemed to constitute forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

●	future general economic conditions;

●	future conditions in the international and China capital markets;

●	future conditions in the financial and credit markets;

●	future prices and demand for our products;

●	future PRC tariff levels for alumina and primary aluminum;

●	sales of our products;

●	the extent and nature of, and potential for, future developments;

●	production, consumption and demand forecasts of bauxite, coal, alumina and primary aluminum;

●	expansion, consolidation or other trends in the primary aluminum industry;

●	the effectiveness of our cost-saving measures;

●	future expansion, investment and acquisition plans and capital expenditures;

●	the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts of COVID-19 pandemic (as well as the efforts to contain it) on our operations and financial performance, the industry we are in, our suppliers and customers, the PRC economy and global economy;

●	competition;

●	changes in legislation, regulations and policies;

●	estimates of proven and probable bauxite reserves;

●	our research and development plans; and

●	our dividend policy.

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

“Baotou Aluminum” refers to Baotou Aluminum Co., Ltd., our wholly-owned subsidiary established under the PRC law;

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

“Chalco Hong Kong” refers to Chalco Hong Kong Ltd., our wholly-owned subsidiary established under Hong Kong Law;

“Chalco Liupanshui” refers to Chalco Liupanshui Hengtaihe Mining Co., Ltd., 49% of the equity interest of which is owned by us;

“Chalco Logistics” refers to Chalco Logistics Group Co., Ltd., our wholly-owned subsidiary established under the PRC law;

“Chalco Materials” refers to Chalco Materials Co., Ltd., our wholly-owned subsidiary established under the PRC law;

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

“Chalco Trading Group” refers to China Aluminum International Trading Group Co., Ltd., our wholly-owned subsidiary established under the PRC law;

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

“China Copper” refers to China Copper Co., Ltd., a wholly-owned subsidiary of Chinalco;

“China United Assets Appraisal” refers to China United Assets Appraisal Group Co., Ltd., a PRC qualified valuer;

“Chinalco” refers to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

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

“Guizhou Huaren” refers to Guizhou Huaren New Material Co., Ltd., 40% of the equity interest of which is owned by us;

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

v

“Jiaozuo Wanfang” refers to Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.;

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

“mu” refers to a unit of area commonly used in the PRC. 1 mu equals approximately 666.67 square meters;

“MW” refers to megawatt, a unit of electrical power;

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

“Shanxi Other Mines” refers to the eight mines to which we entrusted another party to conduct mining activities, including Changjialing mine, Guxian mine, Loufan mine, Nanpo mine, Xishan mine, Yangjiashan mine, Niucaogou mine, Xiwupu mine and Jiaokou Xisongzhuang mine in Shanxi Province;

“Shanxi Zhongrun” refers to Shanxi China Huarun Co., Ltd., 43.39% of the equity interest of which is owned by us;

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

“Yangtze” refers to the Shanghai Changjiang Nonferrous Metals Spot Market;

“Yixin Aluminum” refers to Heqing Yixin Aluminum Co., Ltd., an indirect subsidiary of Chinalco;

“Yunnan Aluminum” refers to Yunnan Aluminum Co., Ltd., an indirect subsidiary of Chinalco;

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

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.	Selected Financial Data

Historical Financial Information

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2018 and 2019, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2015 and 2016 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

As the business combination under common control incurred in the years ended December 31, 2016, 2017, 2018 and 2019, the comparative financial data for the years ended December 31, 2015, 2016, 2017 and 2018 are revised to reflect the business combination under common control.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Revenue	123,924,333	144,855,997	181,022,636	180,241,414	190,074,161	27,302,445
Continuing Operations
Cost of sales	(121,408,135)	(133,700,192)	(166,290,269)	(167,029,416)	(177,946,276)	(25,560,383)
Gross profit	2,516,198	11,155,805	14,732,367	13,211,998	12,127,885	1,742,062
Selling and distribution expenses	(1,798,154)	(2,111,787)	(2,372,966)	(2,496,933)	(1,673,139)	(240,331)
General and administrative expenses	(2,388,276)	(3,337,492)	(4,551,237)	(3,959,177)	(3,956,604)	(568,333)
Research and development expenses	(168,870)	(168,862)	(498,234)	(626,873)	(940,828)	(135,141)
Impairment loss on property, plant and equipment	(10,011)	(57,080)	(16,200)	(46,484)	(259,354)	(37,254)
Impairment losses on financial assets	—	—	—	(107,956)	(169,751)	(24,383)
Impairment losses on investments in joint ventures	—	—	—	(216,953)	—	—
Other income	1,787,774	155,576	89,873	135,367	79,469	11,415
Other gains, net	5,027,661	169,200	319,402	921,904	1,247,269	179,159
Operating profit from continuing operations	4,966,322	5,805,360	7,703,005	6,814,893	6,454,947	927,194
Finance costs, net	(5,167,030)	(4,204,179)	(4,496,732)	(4,390,262)	(4,660,028)	(669,371)
Operating (loss)/profit from continuing operations less finance costs	(200,708)	1,601,181	3,206,273	2,424,631	1,794,919	257,823
Share of profits and losses of joint ventures	23,238	(95,508)	8,151	(199,452)	270,115	38,800
Share of profits and losses of associates	284,531	115,091	(165,249)	39,335	48,767	7,005
Profit before income tax from continuing operations	107,061	1,620,764	3,049,175	2,264,514	2,113,801	303,628
Income tax (expense)/benefit from continuing operations	226,220	(403,871)	(643,706)	(822,519)	(625,720)	(89,879)
Profit for the year from continuing operations	333,281	1,216,893	2,405,469	1,441,995	1,488,081	213,749
Profit per share from continuing operations	0.01	0.02	0.09	0.03	0.04	0.01
Discontinued operation (loss)/profit for the year from discontinued operation	—	—	—	—	—	—
Profit for the year	333,281	1,216,893	2,405,469	1,441,995	1,488,081	213,749
Profit attributable to:
Owners of the parent	118,241	365,800	1,413,221	707,460	850,999	122,238
Non-controlling interests	215,040	851,093	992,248	734,535	637,082	91,511
Dividends	—	—	—	—	—	—
Basic and diluted earnings per share	0.01	0.02	0.09	0.03	0.04	0.01
Number of shares as adjusted	14,903,798,236	14,903,798,236	14,903,798,236	16,842,713,738	17,022,672,951	17,022,672,951
Earnings per ADS	0.20	0.61	2.19	0.92	0.94	0.14
Dividends (expressed in RMB and US$ per share and per ADS)
Final dividends per share	—	—	—	—	—	—
Final dividends per ADS	—	—	—	—	—	—
Proposed dividends per share	—	—	—	—	—	—
Proposed dividends per ADS	—	—	—	—	—	—

2

	As of December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Consolidated Statements of Financial Position Data
Total current assets	64,769,931	66,871,453	68,651,323	58,901,463	48,713,752	6,997,293
Total non-current assets	128,285,844	124,569,119	131,304,053	142,063,288	154,356,912	22,171,983
Total assets	193,055,775	191,440,572	199,955,376	200,964,751	203,070,664	29,169,276
Total current liabilities	82,476,318	83,761,221	90,436,239	74,836,777	69,169,728	9,935,610
Total non-current liabilities	58,496,815	51,670,923	43,737,107	58,458,355	63,175,876	9,074,647
Total liabilities	140,973,133	135,432,144	134,173,346	133,295,132	132,345,604	19,010,257
Net assets	52,082,642	56,008,428	65,782,030	67,669,619	70,725,060	10,159,019
Long-term interest bearing loans and borrowings (excluding current portion)	54,065,874	47,376,748	40,289,703	54,207,386	59,243,563	8,509,805
Capital stock	14,903,798	14,903,798	14,903,798	14,903,798	17,022,673	2,445,154

	For the Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Other Financial Data
Net cash flows generated from operating activities	7,339,551	11,609,110	13,207,140	13,032,076	12,473,489	1,791,705
Net cash flows (used in)/generated from investing activities	2,388,947	(2,638,951)	(5,598,131)	(5,529,105)	(13,392,301)	(1,923,684)
Net cash flows generated from/(used in) financing activities	(5,442,080)	(6,093,612)	(3,387,111)	(16,280,606)	(10,474,035)	(1,504,501)
Net increase/(decrease) in cash and cash equivalents	4,286,418	2,876,547	4,221,898	(8,777,635)	(11,392,847)	(1,636,480)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business may be materially and adversely affected by the recent outbreak of COVID-19.

Since the end of 2019, COVID-19, a disease caused by a novel strain of coronavirus, has spread in China and globally, and the World Health Organization declared the COVID-19 outbreak a pandemic in March 2020. The COVID-19 outbreak has led the governments and other authorities around the world, including China, to impose measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, temporary closure of certain businesses and facilities. While still evolving, the COVID-19 pandemic, as well as efforts to contain it, has caused significant economic and financial disruptions around the world, including disruption on manufacturing operations, logistics and global supply chains and significant volatility and disruption of financial markets. Although currently in China, many restrictions have been lifted and the level of business activities are being restored in response to the significant decrease of new reported cases in China, the above mentioned conditions may continue and worsen globally in the near or longer term. The COVID-19 outbreak could materially and adversely affect our business, financial condition and results of operations.

Due to the outbreak and governmental control measures imposed to contain virus spread, we experienced temporary restrains on our operations, such as temporary interruptions on transportation in certain areas in February and some employees’ temporary delay in their returning to work after the Chinese New Year holiday. We have been proactively taking measures to respond to these restrains, including measures to protect the health and safety of our employees, and by far such measures have helped in maintaining our steady production. However, if the virus further spreads worldwide, including in China or other jurisdictions in which we, our suppliers or customers operate or have property or projects, or further control measures are adopted and continue to stay in place in these or other regions, we may face further disruptions on our normal operation, sales, project construction, supply chain and transportation channel, labor shortage and other limitations on our business activities due to restrictions on our employees’ ability to travel, infection of management and employees, suspension or closure of facilities, additional costs arising from precautionary infection control and hygienic measures, and other impacts, which could be material and adverse to our business, financial condition and results of operations.

In addition, the market prices of primary aluminum and alumina have been volatile and significantly decreased since the COVID-19 outbreak. In the first quarter of 2020, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME decreased to a high of US$304 per tonne and a low of US$252 per tonne and a high of US$1,811 per tonne and a low of US$1,489 per tonne, respectively. During the same period, the spot price of alumina in the domestic market reached a high of RMB2,581 per tonne and bottomed out at RMB2,344 per tonne, and the spot price of primary aluminum reached a high of RMB14,700 per tonne and a low of RMB11,310 per tonne on SHFE. See “- Volatility in the prices of alumina, primary aluminum, other non-ferrous metal and other commodities may adversely affect our business, financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Results of Operations - Mix and Pricing of Our Products” for information of the historical prices of 2019 and prior years. Such decreases may continue for a prolonged period or further deteriorate, which may, among other things, cause additional provision for our inventories’ value and negatively impact our revenue and profit level. Furthermore, due to the reduction in the downstream business activities resulting from the COVID-19 outbreak, demand for primary aluminum have been generally weakened and may further decline, which may result in reduction of our revenue and profit, increase of our inventory amount and other material and adverse impacts on our financial condition and results of operations. We have been closely monitoring the development of the COVID-19 outbreak and evaluating market changes and impact of the COVID-19 outbreak on our businesses, operations and financial performances, as well as actively responding to the possible impact on us. For example, in response to the price volatility of primary aluminum and alumina, we have been adjusting, or may adjust, the structure of our product portfolio, the amount of inventories and our marketing strategies, and we may utilize futures transactions to hedge against price fluctuations. However, there is no assurance that our efforts would be successful, and given that the COVID-19 outbreak is still evolving around the world, its full impact on us may be difficult to predict at this time.

The global spread of COVID-19 has significantly increased economic and demand uncertainty and has fueled concerns that it may lead to a global recession and a significant slowdown in the economic development in many countries including China. Despite the Chinese government’s efforts in reviving China’s economy, China’s economy has experienced a significant slowdown since the COVID-19 outbreak, and there remains uncertainty on how soon economic activity in China will rebound to the level prior to the COVID-19 pandemic. The global economy may continue to deteriorate in the future and have an adverse impact on China’s economy, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, increase total inventories of primary aluminum or other products in the industry, bring more uncertainty to the consumption of aluminum-made products and the prices of primary aluminum and alumina, and cause other adverse impacts on the industry we are in. An economic downturn including financial market disruption, or a market perception that this situation may occur or develop, may also cause increase of financing costs, or reduce or even diminish available sources of financing for operation or expansion. In addition, significant financial market volatility and uncertainty may adversely affect the market prices of our ordinary shares and ADSs. Credit risks of customers and suppliers and other counterparty risks may also increase. These factors may materially and adversely affect our business, financial condition and results of operations.

There is significant uncertainty relating to future developments of the COVID-19 outbreak and its impact on us. At this time, it is not possible to estimate the effects that the COVID-19 outbreak could have on the global and China’s economy, political and social relationships of different countries, financial markets, the industries we are in, our suppliers or customers or our businesses and operations. Our business, financial condition and results of operations could therefore be materially and adversely affected by it. We may also experience negative effects from other future health epidemics or outbreaks beyond our control. These events are impossible to forecast and difficult to mitigate. Any of these events could have a material adverse effect on our results of operations and financial condition.

Our business is vulnerable to downturns in the general economy and industries in which we operate or which we serve. A significant reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products depends on the general economy and level of activity and growth in the industries where we operate or serve. Adverse development in economic and market conditions, such as a significant economic downturn or a downturn in the commodity sector or the financial markets, could have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares or ADSs. Development of the relevant industries is subject to various factors, including but not limited to market fluctuations of prices of commodities, general political or economic conditions, technology development, government regulations and investment plans and fluctuation in domestic and global production capacity, many of which are beyond our control.

We are unable to predict cycles of the global and domestic economies. Concerns over inflation, energy costs, geopolitical issues, trade tensions, the availability and cost of credit, unemployment, consumer confidence, declining asset values, capital market volatility and liquidity issues have created difficult operating conditions for us in the past and may continue to do so in the future. For example, since 2018, there were continuing trade tensions between the U.S. and China, resulting in increased tariffs and escalating tensions between the two countries. On January 15, 2020, the two parties signed the China-U.S. phase-one economic and trade agreement. It is still unclear when future phase negotiations between the two countries will begin and whether there will be further trade agreements following such negotiations. It is also unclear if future disputes will occur or the two countries will be able to negotiate the issues to restore a mutually beneficial economic and trade cooperation. Future actions or escalations by either the U.S. government or the PRC government could have a material adverse effect on the business environment in general, global, Chinese and/or U.S. economic conditions and the stability of global, Chinese and/or U.S. financial markets, which in turn, may adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has, from time to time, adjusted its monetary, fiscal and other policies and measures to manage the rate of growth of the economy or the overheating and overcapacity in certain industries or markets. In addition, the global outbreak of COVID-19 and the efforts to contain it have negatively impacted the global economy and financial markets, potentially causing a global recession. For further details of the impact of outbreak of COVID-19 on the general economy, please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19.” As a result, the global and domestic economic conditions or any particular industry in which we operate or which we serve may grow at a lower-than-expected rate or even experience a downturn. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

Volatility in the prices of alumina, primary aluminum, other non-ferrous metal and other commodities may adversely affect our business, financial condition and results of operations.

The prices of the products we produce and trade, including alumina, primary aluminum, other non-ferrous metal and coal products, have experienced significant fluctuation historically and are expected to continually fluctuate in response to general economic conditions, supply and demand, the level of inventories, interruption caused by unforeseen international or domestic events such as global outbreak of COVID-19, uncertainty of or changes in domestic or foreign laws or policies and many other factors, which are beyond our control.

We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. We may not be able to effectively respond to a sudden fluctuation in alumina or primary aluminum prices. For example, due to the general slowdown of the global economy and overcapacity of global aluminum industry beginning in 2015, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME declined in 2016 to a high of US$350.5 per tonne and a low of US$197.0 per tonne and a high of US$1,778 per tonne and a low of US$1,449 per tonne, respectively. However, due to global economic recovery and adjustment of production capacity in the PRC primary aluminum industry as a result of the supply-side structural reform carried out by the PRC government, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME increased in 2017 to a high of US$484 per tonne and a low of US$272 per tonne and a high of US$2,256 per tonne and a low of US$1,700 per tonne, respectively. Due to supply shortage in the global aluminum and alumina market, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME further increased in 2018 to a high of US$710 per tonne and a low of US$357 per tonne and a high of US$2,603 per tonne and a low of US$1,869 per tonne, respectively. However, due to the uncertainties and the sluggish global economy as the result of, among other things, intensified trade and geopolitical tensions, as well as the increased overseas alumina production, and the weak consumption and the recovered and increased production capacity in the overseas primary aluminum market in 2019, the range for the high and low prices for the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME decreased in 2019 to a high of US$418 per tonne and a low of US$275 per tonne and a high of US$1,922 per tonne and a low of US$1,696 per tonne, respectively. In 2019, the average external selling prices for our self-produced alumina and primary aluminum were RMB2,735 per tonne and RMB13,861 per tonne respectively in 2019, representing decreases by 6.4% and 3.5%, respectively, as compared to the prices in 2018. The prices of the products we produce and trade have further decreased due to the recent global outbreak of COVID-19, please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19” for further details. Furthermore, the prices of alumina and primary aluminum may also decline due to, among other things, decrease in market demand of those products and any slowdown of economic growth in China. Because our prices are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in alumina or primary aluminum prices in international market or domestic market. There is no assurance that there will not be any further and significant fluctuations in prices of our key products, including alumina and primary aluminum, which may materially and adversely affect our business, financial condition and results of operations. In addition, since our profit margin for trading non-ferrous metal products and coal products is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. If market price fluctuations on the market do not match our prediction, we may incur substantial losses.

In addition, as we generate profit from the differences between the purchase and sales prices of the non-ferrous metal products and the coal products we deal in, significant fluctuations in these prices may cause the value of the outsourced products in transit or in inventory to decline, and if the carrying value of our existing inventories exceeds the market price in the future periods, we may need to make additional provisions for our inventories’ value, which may have a material and adverse effect on our profit level and other financial performance. See Note 12 to our audited consolidated financial statements for information about our inventories. As a result, any significant fluctuation in market prices for these commodities could materially and adversely affect our business, financial condition and results of operations.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms.

Our plans to upgrade and expand our production capacity will require substantial capital expenditures. For the years ended December 31, 2017, 2018 and 2019, our total capital expenditures were approximately RMB10.1 billion, RMB9.1 billion and RMB13.0 billion, respectively. We expect our estimated capital expenditures in 2020 to be a total of approximately RMB13.9 billion. See “Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion” and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures and Capital Commitments” for details of our expansion and capital expenditures. We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements.

We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. Although we were profitable in the recent period from 2015 through 2019, we recorded a net loss of approximately RMB17.1 billion in 2014 and have been recording accumulated losses since 2014. Our accumulated losses were approximately RMB2,216.9 million in 2019. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

Our previous adjustments of our business segments and historical results may not be indicative of our future prospects.

In 2013, we entered into a new business segment, the energy segment, through acquisition of Ningxia Energy. In the past few years, we have streamlined our existing business to focus on the productions of alumina and primary aluminum. For instance, in December 2018, we acquired 50% equity interests in Shanxi Huaxing through the Shanghai United Assets and Equity Exchange at a price of approximately RMB2,665.2 million from Baotou Transportation Investment Group Co., Ltd. Upon completion of the acquisition, Shanxi Huaxing became a wholly-owned subsidiary of the Company. The acquisition is conducted for purposes of enhancing our profitability and is in line with our strategic layout of alumina and aluminum business, as the increase of our shareholding in Shanxi Huaxing, an alumina plant, is expected to enhance the synergy with our primary aluminum production in Shanxi, where we have newly added production capacity of primary aluminum. For further details of the acquisition, please see “Item 4. Information on the Company - A. History and Development of the Company.”

There is no assurance that we will enter into a new business segment or continue to streamline our existing business as we have done so in the past. Moreover, we cannot assure you that the benefit of entering into a new business segment or streamlining our existing business will be fully realized as expected or at all.

In addition, we have experienced growth in recent years. For example, our revenues for 2017, 2018 and 2019 were RMB181,022.6 million, RMB180,241.4 million and RMB190,074.2 million, respectively. However, such performance was driven by a wide range of factors, many of which are out of our control or may not be sustainable or indicative of future growth or performance, such as the prices of coal, electricity and other raw materials. No assurance can be given that our financial conditions or results of operations will be maintained at any level, especially due to impact of the outbreak of COVID-19. For further details, please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19.”As a result, our historical results may not be indicative of our future prospects and results of operations.

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.

We have made investments in business expansion in line with our development strategy through organic growth, acquisitions and joint ventures. In addition, we may, from time to time and when we deem appropriate, expand into new industries which we believe have synergies with our existing operations.

Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and mining facilities as required under the relevant laws of PRC and foreign jurisdictions;

●	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

●	accumulate expertise and experience in managing the new businesses;

●	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

●	achieve sufficient utilization of new production facilities to recover costs;

●	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

●	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

●	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

●	divert significant management attention and resources from our other businesses; and

●	strengthen our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

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

Our joint ventures and strategic investments may not be successful.

We may from time to time enter into joint ventures or make strategic investments to grow our business and operations. For example, since 2010, we have participated in joint ventures and strategic investments in coal mining, in line with our development strategy to diversify our product offering and partially offset our future energy costs. In addition, we have acted as joint venture partner or strategic investor in certain projects which engage in primary aluminum and aluminum alloy manufacturing to diversify our product offering, strategically position ourselves along the industrial chain and facilitate our enterprise transformation and upgrade. If our joint ventures, strategic investments or other investments experiences fluctuation in performance or incur losses, our business, financial condition and results of operations may be adversely affected. For further details of certain of our joint ventures and strategic investments, please see “Item 4. Information on the Company - A. History and Development of the Company” and “Item 4. Information on the Company - D. Property, Plants and Equipment – Our Expansion.”

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

In addition, our joint ventures and subsidiaries which operate coal mines were facing increasing risks in recent years. Due to increased market supplies resulting from the increase of the domestic capacity and influx of imported coal, as well as the substitution effect of thermal power by hydroelectricity and other renewable energy, the coal prices generally declined in 2019. If coal prices continue to decrease in the future, the business, financial condition and results of operations of these joint ventures which operate coal mines may be adversely affected.

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

Since 2013, we have implemented flexible production arrangements from time to time for certain alumina and primary aluminum production facilities in response to prevailing market conditions and government policies. For example, as a result of high electricity costs, we have implemented flexible production arrangements for certain primary aluminum production facilities in Liancheng branch since November 2018. In addition, we may increase our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases will reduce our utilization of certain production facilities, but may not result in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment.

If we fail to maintain optimal utilization rates and spread fixed costs over a high volume of output units, our gross and operating margins may be adversely affected.

We may be required to record impairment charges in the future.

If business conditions deteriorate, long lived assets need to be reviewed for possible impairment. Impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. In 2017, 2018 and 2019, we recorded impairment loss of property, plant and equipment of RMB16.2 million, RMB46.5 million and RMB259.4 million, respectively. We also recorded impairment losses of intangible assets of RMB8.1 million and RMB1.4 million in 2017 and 2019, respectively. We cannot guarantee that we will not incur any impairment loss or our impairment loss will not increase in the future due to various reasons including, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base and material adverse changes in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

Cost of electricity is the principal production cost in our primary aluminum operations. As a result of the decrease in outsourced electricity price resulting from our negotiation with electric power plants and the adjustments of our production capacity of primary aluminum, including halting the primary aluminum production by Shandong Huayu and Shanxi Huasheng, which smelters used to incur relatively high electricity costs, our average electricity cost per kWh (including tax) of our primary aluminum smelters decreased by approximately 4% from 2018 to 2019. However, there is no assurance that we will be able to continuously succeed in electricity price negotiation or further adjust the production capacity of primary aluminum to lower the electricity costs, or that any factor beyond our control will not result in any increase in the price of electricity. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.

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

We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. Our average purchase price per unit tonne of thermal coal decreased by approximately 12.4% in 2019 from the level in 2018. However, there is no assurance that the coal prices will not increase or further fluctuate. If we are unable to pass on increases or otherwise significant fluctuations in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

Our business and industry may be affected by the development of alternative energy sources and climate change.

Our operations consume substantial amounts of coal. Coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in “green” energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential impacts of climate change. These regulatory mechanisms may impact our operations directly or indirectly through our customers or supply chain. We may have to increase our capital expenditures in order to comply with such revised or new legislation or regulations, and changes to our profit or loss may occur due to increased or decreased demand for our products and indirectly due to changes in costs of goods sold, which may adversely affect our results of operations and financial condition.

In addition, we have invested in coal mining operations. Although revenues attributable to our energy segment accounted for only approximately 3.7% of our total revenues in 2019 (after elimination of inter-segment sales), we might still be affected by any change on the PRC thermal power industry, which relies on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources, climate change and global environmental factors. In particular, pursuant to China’s 13th Five-Year Plan for Environmental Protection, the PRC government plans to continue to encourage the development of alternative energy sources, such as wind power, solar power, biomass and geothermal energy, from 2016 to 2020. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced. Such reduction in demand for coal could have a material adverse effect on the coal mining industry and, consequently, negatively affect our business, results of operations and financial condition.

We may not be able to continue competing successfully in the markets in which we operate.

In 2019, we supplied approximately 48% of our total production of alumina to our own smelters and sold substantially all of the remaining self-produced alumina and all of our self-produced primary aluminum to our domestic customers. Our alumina (with chemical alumina products included) and primary aluminum production represented approximately 21.9% and 10.5%, respectively, of total domestic production in China in 2019. We face competition from both domestic and international alumina and primary aluminum producers. Our principal competitors are major domestic refineries and smelters. These producers compete with our alumina and primary aluminum operations on the basis of product cost, quality and pricing. In addition, we face increasing competition from international alumina and primary aluminum suppliers as a result of the elimination of tariffs on imports of primary aluminum and alumina into China. See “Item 4. Information on the Company - B. Business Overview - Competition” for further details.

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

We are currently undertaking a couple of overseas projects. For example, we are in the process of construction of the Boffa Project in Guinea. Due to uncertainties involved in the overseas projects, we cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment. For example, in April 2019, the Laos government cancelled the exploration rights of the bauxite mines held by Lao Service Mining Co., Ltd., in which we held 60% of the equity interest, as it had not continuously carried out related activities in the past years.

In addition, operations in the overseas markets also expose us to a number of risks including expropriation and nationalization of our assets in foreign countries, civil unrest, acts of terrorism, war, or other armed conflict; shortages of construction equipment and materials; severe weather conditions; social security, public health and safety, labors and construction safety and similar issues; epidemic diseases and infectious diseases; natural disasters; inflation; currency fluctuations, devaluations and conversion restrictions; confiscatory taxation or other adverse tax policies, governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds, governmental activities that may result in the deprivation of contractual rights; lack of a well-developed legal system that makes it difficult to enforce our contractual rights; uncertainties in laws and policies; and governmental activities that may result in the inability to obtain or retain licenses required for operations.

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

Our operations require the reliable transportation of raw materials and supplies to our refining and smelting sites and finished products to our customers. Our alumina products are mainly transported by rail or trucks and our primary aluminum products are delivered to our customers primarily by rail. There is no assurance that we can always enjoy sufficient transportation capacity or we will not experience transportation interruption in the future. Furthermore, natural disasters, severe weather conditions and outbreak of epidemic diseases and infectious diseases may cause interruption to the transportation system, which could in turn affect the transportation of our products. Please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19” for further details of the impact of outbreak of COVID-19 on the transportation system. In addition, any changes in fuel prices or fuel supply may be unpredictable and beyond our control. There is no assurance that shortage of fuel will not occur in the future. Any surge in fuel prices or shortage of fuel supply may lead to increases in our operation and transportation costs. If we are unable to make timely deliveries due to logistical and transportation disruptions, or transfer the increased costs to our customers, our production, reputation and results of operations may be adversely affected.

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

We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2019, we had approximately RMB42,286.7 million in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB59,243.6 million in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). On March 26, 2020, subject to approval at our 2019 annual general meeting that is expected to be held in 2020, our Board approved to authorize (i) the issuance of debt financing instruments and bonds in the PRC with an aggregate outstanding balance of all bonds not exceeding RMB50 billion (including various issued domestic bonds), and (ii) the issuance of overseas bonds with an aggregate amount of not more than US1 billion (or in other currencies with the equivalent amount), the term of which authorizations will commence on the date of approval at our 2019 annual general meeting and close upon the conclusion of our 2020 annual general meeting. Although we have been managing our debt and assets with the goal of maintaining our debt at an appropriate level, there is no assurance that such efforts would be successful or the level of our debt will be further decreased. Please see Note 18 and Note 43 to our audited consolidated financial statements for more detailed information about our borrowings and recent issuance of bonds and notes in 2020. This level of debt could have significant consequences on our operations, including:

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

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flows in the future or to refinance such debt. In 2019, we carried out capital preservation and appreciation businesses by using daily reserve fund for investments such as structural deposits and monetary funds. However, we cannot assure you that such capital preservation and appreciation businesses will be successful or profitable, or our business in general will generate sufficient cash flows from operations, to satisfy our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flows to meet such obligations, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek additional equity or debt financing. The sale of additional equity securities could result in dilution to our ADS holders. A shortage of financing could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

The instruments governing our senior debt contain a number of significant financial and other covenants that restrict our ability to raise further debt, take certain corporate actions and pay dividends.

We issued US$500 million senior perpetual securities at a rate of 4.25% (the “Securities”) in October 2016, through Chalco Hong Kong Investment Company Limited (the “Bond Issuer”) with guarantees to the repayment obligations of the Securities provided by Chalco Hong Kong (the “Subsidiary Guarantor”). Please refer to “Item 4. Information on the Company - A. History and Development of the Company - Senior Perpetual Capital Securities Offering” for further details.

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

In addition to the Securities, in October 2015, October 2018 and November 2019, we issued RMB2,000 million in aggregate principal amount of 5.50% perpetual medium-term notes (the “2015 Perpetual Medium-term Notes”), RMB2,000 million in aggregate principal amount of 5.10% perpetual medium-term notes (the “2018 Perpetual Medium-term Notes”) and RMB1,500 million perpetual medium-term notes with an initial distribution rate at 4.20% (the “2019 Perpetual Medium-term Notes”), respectively, in China. Pursuant to the terms of the 2015 Perpetual Medium-term Notes, the 2018 Perpetual Medium-term Notes and the 2019 Perpetual Medium-term Notes, while any coupon distribution payments are unpaid or deferred, our headquarters cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of our headquarters. Therefore, our ability to pay dividends in respect of our ordinary shares and the ADSs may be limited under certain circumstances.

In addition, if these perpetual securities are categorized as debt due to changes of accounting standard or other reasons, or if we choose to redeem these perpetual securities, our total equity may be reduced, which may be adverse to our financial condition or the price of our ordinary shares or ADSs.

The interests of our controlling shareholder who exerts significant influence over us may conflict with ours.

As of December 31, 2019, our largest shareholder, Chinalco, directly owned 29.67% of our issued share capital and indirectly owned an additional 2.39% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

In addition, we enter into transactions with related parties, including Chinalco and its subsidiaries and associates, which provide a range of services to us, including engineering and construction services, social services, land and property leasing as well as the supply of raw and supplemental materials. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for detailed information. It would be difficult to find an alternative source for some services that we receive from Chinalco. Our cost of operations may increase if Chinalco, its subsidiaries and associates are unable to continue providing such services to us.

In January 2019, Yunnan SASAC transferred its 51% equity interest in Yunnan Metallurgical Group Co., Ltd. to China Copper, a wholly-owned subsidiary of Chinalco, with no consideration. As Yunnan Aluminum, an affiliated company of Yunnan Metallurgical Group Co., Ltd., competes with us in the business segments of alumina and primary aluminum, Chinalco, as the indirect controlling shareholder of Yunnan Aluminum and our direct controlling shareholder, issued a letter of undertakings on non-competition to us, according to which Chinalco undertook to start in 2019 planning the integration of the businesses in which Yunnan Aluminum and we compete with each other, and address such business competition within five years. For further details, please see “Item 4. Information on the Company - A. History and Development of the Company.” While we intend to closely monitor Chinalco’s planning and implementation of such business integration and make timely public disclosure about significant progress made, due to the uncertainties involved in such business integration, however, we cannot assure you that business competition between Yunnan Aluminum and us would be addressed without undue delays or at all, or the plan of such business integration or the implementation thereof would be viewed by you or other investors as most favorable to us or our shareholders.

We are subject to, and incur costs to comply with, environmental laws and regulations.

As we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina refineries and primary aluminum smelters, we are subject to, and incur costs to comply with, environmental laws and regulations.

Given the magnitude, complexity and continuous amendments to these laws and regulations, compliance therewith may be onerous or may involve substantial financial and other resources to establish efficient compliance and monitoring systems. The liabilities, costs, obligations and requirements associated with these laws and regulations may therefore be substantial and may delay the commencement of, or cause interruptions to, our operations. Non-compliance with the relevant laws and regulations applicable to our operations may even result in substantial penalties or fines, suspension or revocation of our relevant licenses or permits, termination of government contracts or suspension of our operations. For example, in 2019, the local environmental protection authorities imposed administrative penalties on some of our subsidiaries, including Chalco Mining, Shanxi New Material and Xinhua Technology, for emission of sulfur dioxide and nitrogen oxides occasionally exceeding regulatory standards from thermal power plants and primary aluminum smelters. We have strengthened the rectification of issues in relation to environmental protection and launched the environmental governance projects in 2019, reforming our system for ultra-low emission. However, as the environmental protection standards and requirements may be further enhanced, we cannot assure you that the similar events would not occur in the future, if such incidents were to occur, it could impact our operating results, financial condition and reputation, all of which could adversely affect our profitability and ability to retain existing customers and to attract new customers.

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

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments in accordance with China’s Energy-Saving and Emission Reduction Goals. The MIIT issued the Standard Conditions for Aluminum Industry on July 18, 2013 and updated it on March 3, 2020, which set forth various standards for existing enterprises, including but not limited to standards for environmental protection, energy consumption, and utilization of resources. Although we have been in compliance with the applicable Standard Conditions for Aluminum Industry since its issuance, we cannot assure you that the relevant government authorities will not issue more stringent standards or rules, which may require us to incur additional costs or expenses to comply with these standards or rules, and our existing production may be delayed for facility upgrading or suspended before full compliance with these standards or rules. The occurrence of any of the foregoing could have an adverse effect on our business, results of operations and financial condition.

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

We have not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants and daily operations management. As of December 31, 2019, the book value of our properties with defective titles is RMB7,315 million, which represents approximately 3.6% of our total asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2019, the book value of these land parcels is RMB74 million, representing approximately 0.04% of our total asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.

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

We are subject to litigation risks.

In the ordinary course of business, claims involving project owners, customers, suppliers and subcontractors may be brought against us and by us in connection with our operations. If we were found to be liable on any of the claims, we would have to incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts, or to the extent the claims were not sufficiently covered by our insurance coverage. Both claims brought against us and by us, if not resolved through negotiations, are often subject to lengthy and expensive litigation or arbitration proceedings, and claims against us may also result in freeze of or restrictions on our bank deposits or other assets during such lengthy legal proceedings. Charges associated with claims brought against us and write-downs associated with claims brought by us could have a material adverse impact on our business, financial condition, results of operations and cash flow. Moreover, legal proceedings resulting in judgments or findings against us may harm our reputation and damage our prospects for future contract or business awards.

We face counterparty risks.

While we generally sell goods and provide services to reputable customers and evaluate the customers’ credit in accordance with our internal risk management criteria, such as their credit history and likelihood of default, we have limited access to information about our customers and we may encounter difficulties in the collection of receivables in certain countries that we have less experience in our dealings. Therefore, we cannot guarantee that all of our customers will fully perform their obligations under their respective contracts with us, and the deterioration of any customers’ credit or payment conditions may result in those customers defaulting on their contractual obligations, which could materially and adversely affect our business, financial condition and results of operations. Please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19” for further details of the impact of outbreak of COVID-19 on our customers. In addition, disputes with governmental entities and other public organizations could potentially lead to contract termination if these remain unresolved or may take a considerably longer period of time to resolve the disputes with counterparties in the private sector, and payments from these entities and organizations may be delayed as a result.

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

Competition for qualified personnel in general is intense in the PRC and other markets where we operate. We cannot guarantee that we will be able to maintain an adequately skilled labor force necessary for us to execute our projects or to perform other corporate activities, nor can we guarantee that staff costs will not increase as a result of a shortage in the supply of skilled personnel. If we fail to attract and retain personnel with suitable managerial, technical or marketing expertise or maintain an adequate labor force on a continuous basis, our business operations could be adversely affected and our future growth and expansions may be inhibited. Please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19” for further details of the impact of outbreak of COVID-19 on our labor force.

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

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Cyber attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches. Cyber attacks and security breaches may cause equipment failures, loss of information and limited access to systems. For manufacturing companies, cyber attacks and security breaches may result in the theft of sensitive data, including valuable technical and marketing information, disruptions to operations and breakdown of industrial control system. The economic costs to us to eliminate or alleviate cyber attacks and security breaches could be significant and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Further, the perpetrators of cyber attacks and security breaches are not restricted to specific groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. In addition, new and amended PRC regulatory requirements regarding network security and information protection have been adopted in recent years to further strengthen the regulation in those areas, which may require us to devote significant resources to establishing and maintaining our compliance with such new or amended legislation or regulations.

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

We are subject to risks normally associated with cross-border transactions, and our export products may become subject to anti-dumping or countervailing duty proceedings.

During the past few years, we generated marginal revenue from exports of certain chemical alumina products and also from time to time from exports of certain non-ferrous metals and minerals products to foreign jurisdictions. In 2019, we only engaged in the export of certain chemical alumina products to foreign countries including, among others, South Korea, Japan and countries in Southeast Asia, and revenue generated from such export accounted for approximately 0.55% of our total revenues in 2019. Such foreign jurisdictions and other countries may take restrictive measures, including, among others, imposition of tariffs, anti-dumping duties and other non-tariff barriers, to protect their own markets. The sales of our product in overseas markets may be adversely affected by increases in or new impositions of anti-dumping duties, countervailing duties, quotas or tariffs imposed on our exports. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets could adversely affect the exports to these regions in the future. For example, since 2018, the U.S. government has imposed tariffs and other trade barriers on products imported from China, which elicited retaliatory tariff increases by the PRC government on the U.S. products. Since October 1, 2018, the U.S. government had imposed a 10% tariff on various aluminum products imported from China, including chemical alumina products. Starting from May 2019, this tariff rate was increased to 25%. In 2019, we exported 22,662 tonnes of chemical alumina products to the United States, which decreased by more than 10% compared to 2018 due to the tariff increase. The revenue from our export to the United States represented less than 0.1% of our total revenues in both 2018 and 2019. Other than exports of chemical alumina products, we did not have any exports to the United States in 2019. There is no assurance that such export volume of chemical alumina products will not further decrease in the future. In addition, such trade frictions and tariffs involved, as well as the sluggish global economy in 2019 and early 2020 in general, may decrease China’s aluminum export to the United States and other countries and reduce global aluminum consumption, which could in turn has a material adverse effect on the demand of our products as well as our business, financial condition and results of operations. On January 15, 2020, the PRC government and the U.S. government entered into the U.S.-China Phase One trade deal agreement. However, it is not yet clear what further actions the U.S. government and the PRC government may take. There is no assurance that a broader trade agreement would be successfully negotiated between the U.S. and China, or no additional tariffs or other trade barriers would be imposed. If there is any escalation in trade frictions, we cannot assure you whether such development would not have a material adverse effect on the business environment in general, global economic conditions and the stability of global financial markets. Any of these factors affected by the developments in trade barriers could in turn have a material adverse effect on our business, financial condition and results of operations.

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

As most of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

●	The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and development of the industry through the imposition of industry policies governing major project approvals and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

●	Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008, coupled with the on-going structural adjustment of the PRC economy in the past few years, has led to a marked slowdown in the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.1% in 2019. There is no assurance that the GDP growth rate of the PRC will be maintained at the current level. In addition, the outbreak and global spread of the COVID-19 in 2020 may adversely affect global and China’s economy and financial market in general. Please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19” for further details of the impact of the outbreak of COVID-19. A slowdown or decline in the PRC economy could reduce business activities and demand for our products. In addition, the PRC government exercises control over China’s economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

●	We are subject to reviews and inspections by various governmental authorities and regulatory agencies. These reviews and inspections could cover a broad range of aspects in relation to our business and operations, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. We cannot predict the impact of any findings of these reviews and inspections to be carried out by governmental authorities and regulatory agencies in the future, and we cannot assure you that the outcome of any such reviews and inspections would not have a material adverse effect on our business, financial condition, results of operations and prospects.

●	In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between the U.S. dollar and Renminbi has fluctuated and become increasingly unpredictable following the global financial crisis. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar to 1%, pushing through a crucial reform that further liberalizes its financial markets. The PBOC further allows the Renminbi trading band against the U.S. dollar to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. In August 2015, the PBOC announced that the daily central parity quotes the market-makers reported to the China Foreign Exchange Trade System operated by the PBOC before the market opens should be based on the closing rate of the inter-bank foreign exchange rate market on the previous day, supply and demand in the market, and price movement of major currencies, effective on August 11, 2015. In recent years, the Renminbi has fluctuated against the U.S. dollar, at times significantly. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any appreciation or depreciation of the Renminbi will affect the value of our U.S. dollar-denominated borrowings and overseas investments, the prices of our export sales denominated in foreign currencies and the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

●	There might be uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Over the past decades, the PRC government has promulgated a comprehensive system of laws, rules and regulations governing economic matters. However, because these laws, rules and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, and because the laws, rules and regulations often give the relevant administrative and court authorities certain discretion in how to interpret and enforce them, uncertainties regarding the interpretation and enforcement of these laws, rules and regulations may adversely affect our operations.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions in the PRC may also be limited.

Most of our assets and our subsidiaries are located in the PRC. In addition, most of our directors and officers reside within the PRC, and most of the assets of our directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States.

As a result, recognition and enforcement in the PRC or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or any of the other jurisdictions mentioned above, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in the PRC.

The audit reports included in this annual report are prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firms, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct full inspections of the work of our auditors as they relate to those operations without the approval of the Chinese authorities, our auditors’ work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditor that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On November 4, 2019, the SEC announced that SEC and PCAOB had dialogue with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with “Big Four” accounting firms on audit quality in China, highlighting that PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China on a comparable basis to other non-U.S. jurisdictions. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws, in particular PRC laws, in June 2019, a bipartisan group of lawmakers introduced the Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or the EQUITABLE Act, in both houses of the U.S. Congress to require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The EQUITABLE Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges (including the New York Stock Exchange) of issuers included on the SEC’s list for three consecutive years. It is unclear if and when this proposed legislation would be enacted. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

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

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include six subsidiaries mainly engaged in bauxite mining; two integrated alumina and primary aluminum production plant; eight stand-alone alumina refineries; nine stand-alone primary aluminum smelters; one stand-alone secondary aluminum producer; four stand-alone carbon production plants; one integrated power generation company with coal mining operations and one institute providing research and development services. All of our principal alumina and primary aluminum production facilities are operated in accordance with ISO14001 standards.

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

In April 2014, we completed the issuance of US$400 million in aggregate principal amount of 6.25% senior perpetual capital securities (the “2014 Senior Perpetual Securities”) through the Bond Issuer, which was exempted from, and not subject to, registration under the Securities Act. The 2014 Senior Perpetual Securities are guaranteed by Chalco Hong Kong and its certain subsidiaries. The 2014 Senior Perpetual Securities also have the benefit of a keepwell deed entered into by the Bond Issuer, the Company, Chalco Hong Kong and the trustee and a deed of equity interest purchase undertaking entered into by the Company and the trustee, both deeds being executed in favor of the trustee. The 2014 Senior Perpetual Securities were listed on the Hong Kong Stock Exchange on April 22, 2014. The net proceeds from the issue of the 2014 Senior Perpetual Securities after deduction of issuance costs are RMB2,461.8 million and have been on-lent to the Company or any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on April 29 and October 29 in arrears from April 17, 2014, and may be deferred at our discretion. The first coupon payment date was April 29, 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at our option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. While any coupon interest payments are unpaid or deferred, we, the subsidiary guarantors and the Bond Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. After April 17, 2017, the coupon rate would be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 per cent, per annum. We redeemed the 2014 Senior Perpetual Securities in April 2017.

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

On October 31, 2016, the Bond Issuer issued US$500 million senior perpetual securities (the “2016 Senior Perpetual Securities”) at a rate of 4.25%. The 2016 Senior Perpetual Securities are guaranteed by one of our subsidiaries, Chalco Hong Kong. The 2016 Senior Perpetual Securities also have the benefit of a keepwell deed entered into by the Bond Issuer, the Company, Chalco Hong Kong and the trustee. The 2016 Senior Perpetual Securities were listed on the Hong Kong Stock Exchange on November 7, 2016. The net proceeds from the issue of the 2016 Senior Perpetual Securities were approximately RMB3,374 million and were on-lent to the Company or any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on April 29 and October 29 in arrears from November 7, 2016 and may be deferred at our discretion. The first coupon payment date was April 29, 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at our option on or after November 7, 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After November 7, 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 per cent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 per cent per annum. While any coupon distribution payments are unpaid or deferred, we, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Bond Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On October 19, 2018, we issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.10% (the “2018 Perpetual Medium-term Notes”). The proceeds from the issuance were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.10% per annum on the 2018 Perpetual Medium-term Notes are made annually in arrears from October 19, 2018 and may be deferred at our discretion. The 2018 Perpetual Medium-term Notes have no fixed maturity date and are callable only at our option on October 23, 2021 or any coupon distribution date after October 23, 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 per cent, (b) the China Treasury Rate, and (c) a margin of maximum 500 Bps every five years after October 23, 2021. While any coupon distribution payments are unpaid or deferred, we cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

On November 19, 2019, we issued RMB1,500 million perpetual medium-term notes with an initial distribution rate at 4.20% (the “2019 Perpetual Medium-term Notes”). The proceeds from the issuance were RMB1,499 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.20% per annum on the 2019 Perpetual Medium-term Notes have been made annually in arrears from November 19, 2019 and may be deferred at our discretion. The 2019 Perpetual Medium-term Notes have no fixed maturity date and are callable only at our option on November 20, 2022 or any coupon distribution date after November 20, 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.31 per cent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after November 20, 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

Transfer of Equity Interest in Shanxi Huaxing

The Chalco Xing County Alumina Project, which was carried out by Shanxi Huaxing, commenced construction in May 2011 and undertook full operation in 2014. After completion of private placement of A Shares in June 2015, the Board resolved to replace the funds which have been invested by us in advance with the proceeds raised from the private placement of A Shares. In light of our strategic blueprint for the development of Shanxi aluminum recycle industrial park, we planned to introduce strategic investors for joint investment and cooperation to develop a new model of integrated coal, electricity and aluminum operations. In December 2015, we entered into an equity transfer agreement with Shenzhen CR Yuanta Asset Management Co., Ltd., a state-owned entity, to transfer 50% equity interests in Shanxi Huaxing, a wholly-owned subsidiary, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million (the “2015 Equity Transfer Agreement”). The price was determined based on the appraisal value provided by an independent qualified appraisal company. According to the 2015 Equity Transfer Agreement, 30% of the consideration amounting to RMB705 million has been received by us in December 2015. In December 2016, Shenzhen CR Yuanta Asset Management Co., Ltd. transferred the 50% of equity interest in Shanxi Huaxing to Baotou Transportation Investment Group Co., Ltd. As agreed among Shenzhen CR Yuanta Asset Management Co., Ltd., Baotou Transportation Investment Group Co., Ltd. and the Company, Baotou Transportation Investment Group Co., Ltd., shall assume the payment obligation on the outstanding consideration of RMB1,646,035,160 payable by Shenzhen CR Yuanta Asset Management Co., Ltd. to the Company under the 2015 Equity Transfer Agreement and settle the outstanding consideration in full together with interest accrued thereon from January 1, 2017 to the date of payment before March 31, 2017. The payment was fully settled by Baotou Transportation Investment Group Co., Ltd. in March 2017.

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

Development of Gold Leasing Financing

On May 30, 2016, the Board resolved to develop gold leasing business to financing working capital. Since 2016, we have entered into several agreements with Bank of Communications Co., Ltd., China Everbright Bank and Agriculture Bank of China to finance working capital via gold leasing. As of December 31, 2019, our remaining proceeds from gold leasing amounted to approximately RMB7,018.6 million, which has been used to replenish working capital for our production and operation.

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

The Industry Fund would provide funding for the construction of our major projects, replenish our working capital and support our structural adjustment, transformation and upgrade. As of December 31, 2019, the Industry Fund made debt investments in certain of our subsidiaries and joint ventures with a total amount of RMB5,000 million, of which we had contributed RMB1,650 million.

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

Subsequently, on January 31, 2018, we entered into equity acquisition agreements (the “Further Agreements”) with the Restructuring Investors. Pursuant to the Further Agreements, we have agreed to acquire all the equity interest held by the Restructuring Investors in the Target Subsidiaries with consideration in the form of A Shares of the Company to be issued to the Restructuring Investors (the “Proposed Issuance”). The number of A Shares in issue pursuant to the Proposed Issuance would equal the appraised value of equity interest held by Restructuring Investors in Target Subsidiaries as of December 31, 2017 determined by China United Assets Appraisal divided by the issue price. The aforementioned appraised value might be subject to further adjustment by competent PRC authorities upon filing of the valuation report by China United Assets Appraisal. The issue price has been set at RMB6.00 per A Share with reference to 90% of the average trading price of our A Shares during the last 60 trading days prior to January 31, 2018 (i.e., the last 60 trading days prior to the suspension of trading of our A Shares) in accordance with rules and regulations of the PRC applicable to transaction of this kind. The appraised value, subject to further adjustment, was RMB12.7 billion and therefore we would issue to the Restructuring Investors approximately 2.1 billion A Shares in aggregate, representing approximately 14.2% of the total issued share capital of the Company as of January 31, 2018 and approximately 12.4% of the enlarged total issued share capital of the Company upon completion of the Proposed Issuance. On July 30, 2018, we entered supplemental equity acquisition agreements with the Restructuring Investors, amending, among others, the final consideration of the proposed acquisition and the number of the consideration shares to be issued from approximately RMB12,703.7 million and approximately 2,117,280,800 to approximately RMB12,713.2 million and 2,118,874,715, respectively. The Proposed Issuance was approved by our shareholders, the SASAC and the CSRC in 2018. In February 2019, all equity interests of Target Subsidiaries held by the Restructuring Investors were transferred to us, which resulted in us holding 100% equity interests of all Target Subsidiaries. On February 25, 2019, we issued an aggregate of 2,118,874,715 A Shares to the Restructuring Investors and our total share capital increased from 14,903,798,236 shares to 17,022,672,951 shares. The shares issued to the Restructuring Investors can be traded on the Shanghai Stock Exchange after expiry on February 26, 2020 of the 12 month lock-up period.

Cash contributions received from the Restructuring Investors have been used by us for the repayment of loans. The Asset Restructuring has helped to reduce the gearing ratios of these subsidiaries and us as a whole.

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

Based on our preliminary research and analysis and after taking into account various factors, including but not limited to (i) the bauxite reserve and the minable quantity in the mining area of the Boffa Project; (ii) the advancement and effectiveness of the existing development technologies; (iii) labor cost, transportation expense and other development costs and other factors, the total investment of the Boffa Project is estimated to be approximately US$706 million, subject to adjustment pursuant to the actual needs, which will be mainly allocated in the construction of mines, ports and lightering system and is expected to be funded through capital investment together with shareholders’ loans or bank loans. According to our preliminary design plan, the total investment for the construction of mines is estimated to be approximately RMB3,088 million. As of December 31, 2019, an aggregate of RMB1,872 million of capital expenditure had been incurred for the construction of mines.

In accordance with the Mining Convention, a mining company (the “Mining Company”) and a port company (the “Port Company”) are established to act as the main operating bodies for mines construction and ports construction, respectively. In accordance with the Mining Convention, we own 85% and 95% equity interests in the Mining Company and the Port Company, respectively, while the Guinean government and its wholly-owned companies collectively own 15% and 5% equity interests in the Mining Company and the Port Company, respectively. Pursuant to the Mining Convention, Chalco Hong Kong shall grant the Guinean government and/or its wholly-owned companies an option to obtain additional equity interests in the Mining Company and grant Societe Guineenne de Patrimoine Minier, a company wholly owned by the Guinean government, an option to obtain additional equity interests in the Port Company (together, the “Options”). If the Options are exercised in full, our equity interests in the Mining Company and Ports Company will reduce to 65% and 90%, respectively. As of December 31, 2019, the Options had not been exercised.

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

The Boffa Project commenced construction in September 2018 with an expected annual bauxite output capacity of 12 million tonnes. By the end of 2019, the quarry of mine had been put into operation. The first shipment of bauxite was sent to China in February 2020.

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

Controlling Shareholder’s Shareholding Increase in the Company

On June 24, 2018, Chinalco notified us of its plan to increase its shareholding in us via the trading system of the Shanghai Stock Exchange in an amount of not less than RMB400 million and not more than RMB1 billion in 12 months. Chinalco would, based on its reasonable judgment on our share price as well as the fluctuations of our share prices and the overall trend in the capital market, gradually implement the plan on increase in shareholding to the extent not exceeding 2% of our total share capital. The purpose of such increases in shareholding is to boost confidence of investors, protect the interests of minority shareholders and stabilize the capital market based on Chinalco’s confidence in the future development of the company and the recognition of our value.

For the period from June 25, 2018 to June 24, 2019, as the result of the aforesaid plan, Chinalco increased its shareholding in us by 160,512,964 A shares (representing approximately 0.94% of our total issued share capital as of June 24, 2019) in the amount of RMB608 million on a cumulative basis via the trading system of the Shanghai Stock Exchange. In addition, during the same period of time, Chinalco also, through its subsidiaries, had increased its shareholding in us by 115,276,000 H shares (representing approximately 0.68% of our total issued share capital as of June 24, 2019) in the amount of HK$365 million on a cumulative basis via the trading system of the Hong Kong Stock Exchange.

Acquisition of Carbon Assets and Equity Interests

On August 30, 2018, our Group and the affiliates of Chinalco Assets entered into a series of assets transfer agreements and equity transfer agreements for the acquisition of certain carbon assets and equity interests from the affiliates of Chinalco Assets, including: (i) the assets of the carbon plant under Shandong Aluminum Industry Co., Ltd; (ii) the assets of the carbon plant under Pingguo Aluminum Company Limited; (iii) 49% equity interests of Baotou Sendu Carbon Company Limited; and (iv) 57.69% and 19.96% equity interests of Chibi Great Wall Carbon Products Company Limited from two separate shareholders. Upon completion of the acquisition, we expect this acquisition would help us consummate our industrial chain, ensure our steady production, and improve our competitiveness and anti-risk capabilities, as carbon products are one of major raw materials for production of primary aluminum. As of December 2018, we had paid the total consideration of RMB735.6 million in full and the acquisition had been completed.

Transfer Between China Copper and Yunnan SASAC

On November 13, 2018, China Copper, a wholly-owned subsidiary of our controlling shareholder, entered into a transfer agreement with Yunnan SASAC, pursuant to which Yunnan SASAC shall transfer its 51% equity interest in Yunnan Metallurgical Group Co., Ltd. to China Copper with no consideration. The transfer was approved by the SASAC on December 19, 2018, by the State Administration for Market Regulation on December 20, 2018 and by the CSRC on December 29, 2018. Chinalco completed the transfer on January 8, 2019. As Yunnan Aluminum, an affiliated company of Yunnan Metallurgical Group Co., Ltd., competes with us in the business segments of alumina and primary aluminum, on January 2, 2019, Chinalco, as the indirect controlling shareholder of Yunnan Aluminum and our direct controlling shareholder, issued a letter of undertakings on non-competition to us in order to address business competition and safeguard the legitimate interests of the Company and our minority shareholders. According to the letter of undertakings, Chinalco undertook to start in 2019 planning the integration of the businesses in which Yunnan Aluminum and we compete with each other, and address business competition between Yunnan Aluminum and us within five years.

Transfer of Primary Aluminum Capacity Quota of Shanxi Huasheng

On May 28, 2019, Shanxi Huasheng and Yixin Aluminum entered into a transfer agreement, pursuant to which Shanxi Huasheng agreed to sell to Yixin Aluminum the primary aluminum capacity quota of 190,000 tonnes. The total transfer consideration is RMB950 million with the transfer price of RMB5,000 per tonne. With the adjusted number of annual capacity quota finally determined by relevant PRC authority, we completed the transfer of the primary aluminum capacity quota of 170,000 tonnes to Yixin Aluminum with the total transfer consideration of RMB850 million in June 2019. We expect this transfer would help to reverse Shanxi Huasheng’s losses, achieve its transformation and upgrading, and optimize our industrial layout and asset structure.

Proposed Issuance of H Shares

On June 25, 2019, our shareholders at the 2018 annual general meeting passed a special resolution, which will remain valid until the earliest of (i) the conclusion of our next annual general meeting, (ii) the expiration of 12 months following the date of passing the resolution, or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue up to 20% of the total nominal value of H Shares in issue as of the resolution date. Our Board has been authorized to determine the use of the proceeds. The proposed issuance is subject to all the necessary approval by the CSRC and/or other relevant PRC government authorities.

Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets

On August 27, 2019, we entered into a capital contribution agreement with China Rare Metals and Rare Earths Company Ltd., a subsidiary of Chinalco, pursuant to which we agreed to make a capital contribution of RMB352,848,100 to China Rare Metals and Rare Earths Company Ltd. with our gallium assets, which contribution were made in full in August 2019. Upon completion of the transaction, the shareholding proportion we hold in China Rare Metals and Rare Earths Company Ltd. will be increased from 14.62% to 23.94%, and the registered capital of China Rare Metals and Rare Earths Company Ltd. will be increased from RMB1,360,000,000 to RMB1,526,750,900. We expect this acquisition will help us revitalize gallium assets irrelevant to our principal businesses and increase investment returns by leveraging on China Rare Metals and Rare Earths Company Ltd.’s industrial advantages.

Capital Contribution to Yixin Aluminum

On December 10, 2019, we entered into a capital contribution agreement with Yixin Aluminum and its shareholders, pursuant to which we agreed to make a capital contribution of RMB850 million in cash to Yixin Aluminum, which we paid in full in December 2019. Upon completion of the transaction, we will hold 38.90% equity interests of Yixin Aluminum. We expect this capital contribution to facilitate us in participating in the green development layout on the integration of hydropower and aluminum in Yunnan Province and obtaining competitive assets for our principal business.

Subscription for A Shares of Yunnan Aluminum

On December 19, 2019, we entered into a shares subscription agreement with Yunnan Aluminum, pursuant to which we agreed to subscribe through non-public offering for 314,050,688 A shares of Yunnan Aluminum at a price of RMB4.10 per share with the total subscription amount of RMB1,287,607,820.80. The subscription price of RMB4.10 per A share was determined through bidding and based on the minimum issuance price of the non-public offering by Yunnan Aluminum, which represented 90% of the average trading price of the shares in the 20 trading days prior to the first day of the issuance period, namely December 13, 2019. We paid the consideration in full and 314,050,688 A shares of Yunnan Aluminum were registered under our name in December 2019, representing approximately 10.04% of the total share capital of Yunnan Aluminum. Pursuant to the shares subscription agreement, we shall not transfer the subscribed A shares thereto within 36 months from the listing date. We expect our subscription for A shares of Yunnan Aluminum will help resolve business competitions between Yunnan Aluminum and us and is in line with our development strategies and in our interests as a whole.

Construction Projects

As of the date of this annual report, we have undertaken a number of facility expansion projects in China. See “- D. Property, Plants and Equipment - Our Expansion.”

B.	Business Overview

Our Principal Products

We are a leading enterprise in the non-ferrous metal industry in China. In terms of comprehensive scale, we ranked among the top enterprises in the global aluminum industry. We have benefited from the development of the PRC aluminum market, the world’s largest aluminum market. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell chemical alumina products (alumina hydrate and alumina-based industrial chemical products) and carbon products (carbon anodes and cathodes). We are also engaged in the trading and logistics of alumina, primary aluminum, other non-ferrous metal products, coal products and raw and ancillary materials in bulk manufactured by us or sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, trading segment, energy segment, and corporate and other operating segment accounted for approximately 7.5%, 19.7%, 68.9%, 3.7% and 0.2%, respectively, of our total revenues in 2019.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as chemical alumina. Alumina accounted for approximately 88.1% of our total production volume for this segment in 2019. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we used to produce gallium as a by-product, which is a rare, high value metal with applications in the electronics and telecommunication industries. In August 2019, we made a capital contribution with all of our gallium assets to China Rare Metals and Rare Earths Company Ltd. and are currently not engaged in any gallium production. See “- A. History and Development of the Company - Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets” for details.

Our primary aluminum segment includes the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 29%, 38% and 33%, respectively, of our total production volume of primary aluminum in 2019. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

Our trading segment is mainly engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials and logistics and transport services to our internal manufacturing plants and external customers. We established our trading business under Chalco Trading as a separate segment in July 2010 as a result of our operational structural adjustment. Since 2014, we have established Chalco Materials, Chalco Logistics and Chalco Trading Group to continuously promote and deepen development of our trading business, jointly constituting our trading segment. Established in 2018, Chalco Trading Group has undertaken the businesses that used to be operated by Chalco Trading.

Our energy segment includes the research and development, production and operation of energy products, including coal mining and conventional coal-fire power generation as well as renewable energy generation such as wind power and solar power. We are also engaged in new energy equipment production. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs. In 2019, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers. Ningxia Energy supplied the electricity it generated mainly to the state grid in China.

Our corporate and other operating segment mainly includes corporate and other aluminum-related research, development, and our other activities.

Our Production Capacity

As of December 31, 2019, our annual alumina production capacity and primary aluminum production capacity was approximately 18.86 million tonnes and 4.59 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:

	As of December 31, 2019
Plant	Alumina	Primary Aluminum
	(in thousand tonnes)(1)
Guangxi branch	2,210	—
Zhongzhou Aluminum	3,050	—
Qinghai branch	—	420
Guizhou branch	—	—
Chalco Mining	2,410	—
Chalco Shandong	2,270	—
Shanxi New Material	2,600	424
Chongqing branch	800	—
Lanzhou Aluminum	—	450
Shanxi Huasheng	—	—
Zunyi Aluminum	1,000	375
Shandong Huayu	—	200
Baotou Aluminum(2)	—	1,340
Zhengzhou Institute	20	—
Liancheng branch	—	550
Guizhou Huajin	1,600	—
Xinghua Technology	900	—
Shanxi Huaxing	2,000	—
Guizhou Huaren	—	400
Shanxi Zhongrun	—	432
Total	18,860	4,591

(1)	Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	Including the primary aluminum production capacity of Inner Mongolia Huayun, a subsidiary of Baotou Aluminum.

In 2019, we produced approximately 13.80 million tonnes of alumina (excluding chemical alumina products), 3.80 million tonnes of chemical alumina products and 3.79 million tonnes of primary aluminum. Our production of alumina (with chemical alumina products included) and primary aluminum represented approximately 21.9% and 10.5%, respectively, of the total output of alumina (with chemical alumina products included) and primary aluminum in China in 2019.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

	Year Ended December 31,
Production Volume by Product	2017	2018	2019
	(in thousand tonnes, except Gallium)
Alumina segment
Alumina	12,810	13,510	13,803
Chemical alumina products	2,853	3,240	3,802
Gallium (in tonnes)	72	136	98
Primary aluminum segment
Primary aluminum(1)	3,607	4,166	3,788
Carbon	1,962	2,010	1,472

(1)	Including ingots, molten aluminum and aluminum alloys.

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

Production Facilities

Alumina

We currently operate ten alumina refineries and one research institute with a total designed annual production capacity of approximately 18.86 million tonnes as of December 31, 2019. Two of our refineries are integrated with primary aluminum smelters. In 2019, we produced approximately 13.80 million tonnes of alumina, approximately 3.80 million tonnes of chemical alumina products and approximately 98 tonnes of gallium. The overall utilization rate for our refineries was 84% as of December 31, 2019.

In 2019, we supplied approximately 6.57 million tonnes, or 48%, of our total production of alumina to our own smelters and sold substantially all of the remaining alumina to other domestic customers. All of the chemical alumina products that we produced in 2019 were sold by alumina refineries directly to external customers or internally to Chalco Trading Group for subsequent external trading.

The following table sets forth the annual production capacity, output of alumina and chemical alumina products, utilization rate and production process applied in each of our alumina refineries and our Zhengzhou Institute:

	As of December 31, 2019		For the Year Ended December 31, 2019
	Annual Production Capacity(1)	Utilization Rate(2)	Alumina Production Output	Chemical Alumina Products Output	Production Process
	(in thousand tonnes, except percentages)
Shanxi New Material	2,600	100%	1,771	95	Bayer-sintering
Chalco Mining	2,410	87%	1,235	99	Bayer-sintering
Chalco Shandong	2,270	100%	1,568	2,528	Sintering and Bayer
Zhongzhou Aluminum	3,050	100%	2,133	778	Sintering and Bayer
Guangxi branch	2,210	100%	2,460	128	Bayer
Zunyi Aluminum	1,000	100%	1,102	16	Bayer
Chongqing branch	800	—	—	—	Bayer-sintering
Zhengzhou Institute(3)	20	—	—	71	Bayer
Guizhou Huajin	1,600	100%	1,613	—	Bayer
Xinghua Technology	900	61%	665	88	Bayer
Shanxi Huaxing	2,000	50%	1,256	—	Bayer
Total	18,860	84%	13,803	3,802

(1)	Production capacity is calculated based on designed capacity, which accounts for various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.

(3)	The chemical alumina products produced at our Zhengzhou Institute are sold commercially and such sales are included in our total revenues.

Primary Aluminum

We operate eleven primary aluminum smelters in China. Our smelters had an aggregate annual production capacity of approximately 4.59 million tonnes as of December 31, 2019.

In 2019, we produced approximately 3.79 million tonnes of primary aluminum and the average utilization rate for our smelters was 80% as of December 31, 2019. The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters:

	As of December 31, 2019		For the Year Ended December 31, 2019
Plant	Annual Production Capacity(1)	Utilization Rate(2)	Aluminum Output(3)	Smelting Equipment
	(in thousand tonnes, except percentages)
Baotou Aluminum(4)	1,340	100%	1,315	200Ka, 240Ka, 400Ka and 500Ka pre-bake
Guizhou branch(5)	—	—	—	Secondary aluminum processing
Lanzhou Aluminum	450	99%	409	200Ka and 350Ka pre-bake
Qinghai branch	420	99%	408	180Ka and 210Ka pre-bake
Shandong Huayu(6)	200	—	8	240Ka pre-bake
Shanxi Huasheng(7)	—	—	61	300Ka pre-bake
Shanxi New Material	424	81%	366	300Ka pre-bake
Zunyi Aluminum	375	100%	405	200Ka and 400Ka pre-bake
Liancheng branch	550	28%	155	200Ka and 500Ka pre-bake
Guizhou Huaren	400	100%	480	500Ka
Shanxi Zhongrun	432	50%	181	500Ka
Total	4,591	80%	3,788

(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.

(3)	Includes ingots, molten aluminum and aluminum alloys.

(4)	Including the primary aluminum production facilities at Inner Mongolia Huayun, a subsidiary of Baotou Aluminum.

(5)	As of December 31, 2019, the primary aluminum production facilities in our Guizhou branch had been disposed of by us. Our Guizhou branch did not have annual primary aluminum production capacity as of December 31, 2019. We did not produce any primary aluminum at our Guizhou branch in 2019.

(6)	As of December 31, 2019, Shandong Huayu had halted its primary aluminum production. See “- Principal Facilities – Shandong Huayu” for details.

(7)	As of December 31, 2019, Shanxi Huasheng had terminated its primary aluminum production and transferred its primary aluminum capacity quota to Yixin Aluminum. See “- A. History and Development of the Company - Transfer of Primary Aluminum Capacity Quota of Shanxi Huasheng” for details.

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

Generally, deposits are horizontal or with an obliquity of 0 to 8 degrees, but there are also steep deposits at an angle of 75 degrees, such as in our Guizhou mine. Most of the original mineralization is not influenced by folds and faults, and some fractures of a low obliquity and folds emerge in certain deposits, which is evident in the Guizhou mine area. In most of the Guizhou mine area, the underground mining method must be used due to the obliquity of its bauxite body reaching 70 degrees with the influence of folds and several meters of dislocation arising from partial faults.

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

Supply. To support the growth of our alumina production, we continuously seek opportunities to streamline and optimize our bauxite procurement. Except for Chalco Shandong, all of our refineries are located in the four provinces where over 90% of China’s potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to control transportation costs. Historically, we have procured our bauxite supply principally from three sources:

●	our own bauxite mining operations;

●	jointly-operated mines; and

●	other suppliers, which principally include small independent mines in China and international suppliers.

On average, our refineries consumed approximately 2.4 tonnes of bauxite to produce one tonne of alumina in 2019. Our mines supplied approximately 14.79 million tonnes of bauxite to our refineries in 2019. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2019, bauxite secured from other suppliers accounted for approximately 62.4% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our mines.

The following table sets forth the volumes and percentages of bauxite supplied by our mines and other suppliers for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply
		%		%		%
	(in thousand tonnes, except percentages)
Own mines	14,679.6	47.0	15,498.0	43.6	14,791.2	37.6
Other suppliers	16,566.5	53.0	20,043.6	56.4	24,499.9	62.4
Total	31,246.1	100.0	35,541.6	100.0	39,291.1	100.0

Own Mines. As of December 31, 2019, we owned and operated 18 mines in China that had approximately 253 million tonnes of aggregate bauxite reserves and we continue to explore new bauxite reserves to replenish our reserves. We had exploration rights to the bauxite mines in Laos through Lao Service Mining Co., Ltd., in which we held 60% of the equity interest. In April 2019, the Laos government cancelled the exploration rights held by Lao Service Mining Co., Ltd. as it had not continuously carried out related activities in the past years. We also hold the requisite mining permit for all the three bauxite mines in West Kalimantan, Indonesia through our 96.28% owned subsidiary, PT Nusapati Prima. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We have suspended our bauxite mining in Indonesia since September 2014 due to restraints on export of bauxite imposed by the Indonesian government. Since 2017, the Indonesian government has issued, and amended from time to time, relevant rules pursuant to which export of bauxite may be allowed upon satisfaction of certain requirements. We have been actively exploring the possibility of meeting these requirements. In addition, we own a bauxite mine in Guinea, and have the mining permit, through Chalco Guinea Company S.A., in which we indirectly held 85% of the equity interest.

For the years ended December 31, 2017, 2018 and 2019, we extracted approximately 17.0 million tonnes, 17.3 million tonnes and 14.4 million tonnes, respectively, of bauxite from our domestic mines. The decrease in the volume of bauxite extracted from our mines in 2019 was primarily because the time of effective production by certain of our mines was reduced in response to the higher standards and requirements of environmental protection in certain areas as well as we were in the process of application for the administrative approvals for mining in new mining areas while some of our existing mining areas had become depleted. Our reported bauxite reserves for our mines in China do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for bauxite or aluminum for the years ended December 31, 2017, 2018 and 2019, or the three year historical contracted prices for such commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our aluminum refineries, as well as certain modifying factors that are dependent on reserve quality.

The following table sets forth information for our mines as of December 31, 2019:

Mine	Location	Nature of ownership	Mining method	Permit Renewal(1)	Present Condition/ Current Stage of Exploration	Bauxite Production (in thousand tonnes)
Pingguo mine	Guangxi Zhuang Autonomous Region, China	100% owned and operated by Chalco	Open pit	June 2028 - April 2036	Fully developed and operational	5,988
Guizhou mine(2)	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	March 2019(3) - December 2038	Partly developed and operational	1,921
Zunyi mine	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	February 2020 – May 2029	Partly developed and operational	904
Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	June 2018(3) - September 2031	Partly developed and operational	843
Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco	Open pit/underground	September 2017(3) - July 2035	Partly developed and operational	560
Mianchi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	August 2020 - October 2031	Partly developed and operational	375
Luoyang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2022 - October 2031	Partly developed and operational	379
Xiaoguan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2019(3) - October 2031	Fully developed and operational	512
Gongyi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	June 2020 - April 2029	Fully developed and operational	70
Dengfeng mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2020 - June 2026	Partly developed and operational	11
Xinmi mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	February 2020(3) - August 2021	Partly developed and operational	8
Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco	Underground	November 2021 - April 2027	Fully developed and operational	445
Xuchang mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	February 2019(3) - August 2024	Partly developed and operational	102
Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2018(3) - October 2024	Partly developed and operational	111
Pingdingshan mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	January 2021 - October 2024	Partly developed and operational	61
Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	September 2031 - May 2036	Partly developed and operational	133

Mine	Location	Nature of ownership	Mining method	Permit Renewal(1)	Present Condition/ Current Stage of Exploration	Bauxite Production (in thousand tonnes)
Nanchuan mine	Chongqing Municipality, China	100% owned and operated by Chalco	Underground	December 2022 - November 2026	In preparation for restarting operation	—
Huaxing mine	Shanxi Province, China	100% owned and operated by Chalco	Underground	August 2020 - September 2020	Fully developed and operational	2,018
PT ALUSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	—
PT KALMIN	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	—
PT VISITAMA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	November 2038	Pending production commencement	—
Boffa bauxite mine	Boffa, Guinea	Owned and operated by Chalco Guinea Company S.A., an 85% subsidiary of Chalco	Open pit	July 2033	Under construction	—

(1)	All conditions to retain our properties or leases have been fulfilled as of December 31, 2019. Each mine may be covered by one or more mining permits or exploration permits and the range of permit renewal dates is set forth above.

(2)	Including both Guizhou No. 1 mine and Guizhou No. 2 mine.

(3)	We are in the process of renewing these permits.

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

For our mines in Indonesia and Guinea, neither proven nor probable reserves have been established in accordance with United States Securities and Exchange Commission Industry Guide 7 as of the date of this annual report (“Industry Guide 7”). The following table sets forth certain estimated details of the reserves for our mines in China as of December 31, 2019:

Mine	Reserves (1)(2) (million tonnes)	Al2O3	S1O2	Ratio of Average A/S(3)
Pingguo mine	80.08	52.96	4.94	10.72
Guizhou mine(4)	41.68	64.15	9.06	7.08
Zunyi mine	10.36	59.17	10.59	5.59
Xiaoyi mine	10.29	65.74	12.08	5.44
Shanxi Other Mines	17.73	63.15	13.20	4.78
Mianchi mine	2.60	63.52	12.01	5.29
Luoyang mine	2.53	61.25	10.17	6.02
Xiaoguan mine	17.83	64.26	13.45	4.78
Gongyi mine	2.31	64.91	12.94	5.02
Dengfeng mine	1.25	61.84	13.22	4.68
Xinmi mine	1.08	65.51	12.77	5.13
Sanmenxia mine	42.10	63.01	12.97	4.86
Xuchang mine	1.11	62.88	9.07	6.94

Mine	Reserves (1)(2) (million tonnes)	Al2O3	S1O2	Ratio of Average A/S(3)
Jiaozuo mine	0.24	61.50	12.51	4.92
Pingdingshan mine	2.92	63.06	13.19	4.78
Yangquan mine	1.01	58.35	13.95	4.18
Nanchuan mine	14.19	58.53	15.50	3.77
Huaxing Mine	3.53	62.12	8.87	7.00
Total (average) reserves	252.83	59.79	9.74	6.14
By reserve type
Proven reserve	77.04	60.67	10.29	5.90
Probable reserve	175.78	59.41	9.49	6.26
Total (average) reserves	252.83	59.79	9.74	6.14

(1)	Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2)	Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.

(4)	Including both Guizhou No. 1 mine and Guizhou No. 2 mine.

We have been in compliance with the National Mining Safety Law and related rules and regulations in China. We closely supervise and routinely inspect mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety training for our mining personnel. In 2019, we extracted approximately 14.4 million tonnes of bauxite from our domestic mines and did not experience any mining operation related accidents that involved serious work injuries or death.

Other Suppliers. In addition to our mines, we also source bauxite from other suppliers. The majority of other domestic suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 62.4% of our total bauxite supply in 2019.

Bauxite Procurement. The corporate management department at our headquarters is responsible for the oversight and coordination of our supply of bauxite in general. The marketing and procurement department is responsible for management and coordination of procurement of imported bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we determine the amount of bauxite that we wish to source from our mines, and the remaining requirements from other suppliers.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology and economic considerations, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 5:1 or higher, while the Bayer-sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. In 2019, the average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 3.77:1 to 10.72:1.

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

The average purchase price of bauxite per tonne from our other suppliers in 2017, 2018 and 2019 was approximately RMB369, RMB413 and RMB430 respectively. The average cost of bauxite per tonne from our mines in 2017, 2018 and 2019 was approximately RMB226, RMB246 and RMB242, respectively.

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

The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Capital Expenditures
Infrastructure construction	405,920.0	368,357.4	1,314,802.9	(1)
Facility upgrade	24,016.9	74,632.7	6,079.8
Total	429,936.9	442,990.1	1,320,882.7

(1)	The significant increase in capital expenditures on infrastructure construction in 2019 was primarily attributable to the construction of the Boffa Project. See “– A. History and Development of the Company – Boffa Project” for more details.

Primary Aluminum

An average of approximately 1.91 tonnes of alumina and 13,350 kWh of electricity was required to produce one tonne of primary aluminum ingots in 2019.

Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 43% and 34%, respectively, of our unit primary aluminum production costs in 2019. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes, fluoride salt and cryolite for our smelting operations.

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

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and natural gas are the principal materials and energy used in our alumina production. Electricity is one of the principal cost components in our refining process. We generate electricity at a number of alumina refineries and purchase our remaining electric power requirements from regional power grids at government-mandated rates or directly from power generation enterprises. Most of our power supply agreements have a term of one year and are renewed by mutual agreement. Power prices in China can vary, sometimes substantially, from one region to another, based on demand and power production costs in the region. Power costs for our various alumina refineries vary accordingly.

Large quantities of coal are used as a reducing agent and fuel to produce steam and gas in the alumina refining process. As of December 31, 2019, we held minority interests in a number of coal mining enterprises, including Shanxi Jiexiu, Qinghai Energy, Xuehugou Coal Industry Co., Ltd., Huasheng Wanjie Coal Co., Ltd., Dongdong Coal, Chalco Liupanshui, Huozhou Coal Group Xingshengyuan Coal Co., Ltd., and Guizhou Yuneng. We hold 70% of the equity interest in Gansu Huayang, which holds exploration rights for certain portion of Luochuan mine in Gansu Province. We have also acquired 70.82% of the equity interest in the Ningxia Energy, which holds mining rights for coal deposits in Ningxia Autonomous Region.

Guizhou Yuneng, an associate company in which we hold 25% of the equity interest, has been under development. In 2019, one of the coal mines under its construction was put into production, and another coal mine under its construction is expected to be put into operation in May 2020. The operation of Huozhou Coal Group Xingshengyuan Coal Co., Ltd. has been suspended for technological upgrade. Chalco Liupanshui filed bankruptcy in 2019 as a result of the supply-side structural reform carried out by the PRC government in the coal industry and the bankruptcy has been accepted by the court. The rest of the coal mining enterprises in which we directly or indirectly have minority equity interests are currently in the extraction or trial production stage. See “- D. Property, Plants and Equipment” for details of coal mines that we operate. By investing in coal mining enterprises and acquiring mining rights for coal deposits, we plan to partially offset our future energy costs.

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

We generate electricity at four of our smelters to supply a portion of the electricity consumed by these smelters. We purchase our remaining electric power requirements directly from power generation enterprises. As of December 31, 2019, nine of our smelters had direct purchase arrangement with power generation enterprises. Direct purchase transactions are normally organized by the local government and the direct purchase agreements are entered into annually. Because power prices in China vary from one region to another, power costs for our various smelters could vary substantially. The average electricity cost (including tax) of our smelters was approximately RMB0.32/kWh in 2019, which decreased by 4% compared to 2018, primarily due to the decrease in outsourced electricity price resulting from our negotiation with electric power plants and the adjustments of our production capacity of primary aluminum, including halting the primary aluminum production by Shandong Huayu and Shanxi Huasheng, which smelters used to incur relatively high electricity costs.

Carbon anodes and cathodes are key raw materials in the smelting process. We are generally able to manufacture carbon anodes necessary for the operations of our smelters. In addition, our Qinghai branch possesses production capacity of carbon cathodes and is able to manufacture carbon cathodes products.

Sales and Marketing

We coordinate substantially all of our sales and marketing activities for our self-produced alumina products and some of our sales and marketing activities for our self-produced primary aluminum products through Chalco Trading Group. Our subsidiaries and branches sell some of our self-produced primary aluminum products directly to external customers. Our alumina refineries sell our self-produced chemical alumina products directly to external customers or indirectly through Chalco Trading Group for subsequent external trading. For all of our self-produced products that are sold either through Chalco Trading Group for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sale services and strengthening our presence in the marketplace. Since late 2009, we also have been engaged substantially in the trading of non-ferrous metal products including alumina, primary aluminum, copper, zinc and lead as well as coal products that we source from third-party suppliers through Chalco Trading Group, or previously Chalco Trading.

Alumina

We sell our self-produced alumina to external customers primarily through Chalco Trading Group, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2019, we supplied approximately 6.57 million tonnes of alumina produced at our alumina refineries to our smelters, which represented approximately 48% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading Group. We sold approximately 2.26 million tonnes of outsourced alumina in 2019.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading Group are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading Group coordinates the external negotiation and execution of sales contracts of our alumina products. Chalco Trading Group sells our self-produced alumina and alumina sourced from third-party suppliers to customers throughout China. Most of our major customers in the past three years have been domestic smelters. We primarily sourced alumina from third-party suppliers on the spot market, and we are normally required to pay the full price of the outsourced alumina before each delivery.

Chalco Trading Group sells our self-produced alumina and outsourced alumina under spot sales agreements and long-term sales agreements with terms ranging from one year to three years. Our long-term sales agreement for alumina normally sets forth the quantity of alumina to be sold by us in each month and each year, the price determination mechanism, payment method, place of delivery and delivery method. Places of delivery under our sales agreements are arranged to be where we could efficiently manage the transportation of alumina and help reduce logistics cost. Our customers are normally required to pay for their procurement before each delivery. As a result, the spot price of alumina and fluctuations of primary aluminum prices on the SHFE affect the alumina prices at which we sell.

Chalco Trading Group sets the price for the external sales of alumina products after taking into account the following factors:

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

Our primary aluminum smelting subsidiaries and branches also sell a portion of our primary aluminum output internally to Chalco Trading Group at prices based on the spot prices of primary aluminum on Yangtze or Nanchu. We establish pricing guidelines for Chalco Trading Group to conduct external domestic sales of our self-produced primary aluminum products, taking into account four main factors: the primary aluminum spot prices and futures price on the SHFE; spot prices in the regions of eastern China and southern China; our production costs and expected profit margins; and supply and demand. Chalco Trading Group then coordinates the external sales of primary aluminum. Chalco Trading Group sells our self-produced primary aluminum products to external customers through the following three channels:

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

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. We sold approximately 1.03 million tonnes of outsourced primary aluminum in 2019.

Chemical alumina products and Gallium

Chemical alumina products are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our chemical alumina products directly to external customers or indirectly to external customers through Chalco Trading Group for subsequent external trading. We sell most of our chemical alumina products in China. Prices for our chemical alumina products are determined through negotiations with our customers, taking into consideration the market conditions.

In addition, in the process of refining bauxite into alumina, we used to produce gallium as a by-product. We adjusted our production of gallium based on market demand and sold all of gallium in China. Prices for our gallium were determined through negotiations with our customers, taking into consideration the market conditions. Our total sales of gallium in 2017, 2018 and 2019 amounted to approximately RMB74 million, RMB147 million and RMB97 million, respectively. In August 2019, we made a capital contribution with all of our gallium assets to China Rare Metals and Rare Earths Company Ltd. and are not engaged in gallium production currently. See “- A. History and Development of the Company - Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets” for details.

Coal

Ningxia Energy sells a portion of its self-produced coal directly to external customers through short-term contracts at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and prevailing market conditions. Ningxia Energy consumes the rest of its self-produced coal at its own electric power plant.

In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading Group. We sold approximately 6.60 million tonnes of outsourced coal in 2019.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been actively engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see “- Alumina” and “- Primary Aluminum” for more details. Through Chalco Trading Group, we also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see “- Coal.” In 2019, we sold approximately 1.42 million tonnes of outsourced copper, zinc and lead. In addition, we also sell outsourced raw and ancillary materials such as iron ore, charred coal and cathode copper in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

Chalco Trading Group has a team with trading expertise to conduct research on the markets of non-ferrous metal products and other materials. From time to time, we may enter into futures and options transactions to hedge against price fluctuations in the non-ferrous metal product market.

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

Our Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. Our Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by overcoming production bottlenecks and investing in capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2019. In 2019, our Guangxi branch produced approximately 2,459,840 tonnes of alumina, along with approximately 128,030 tonnes of chemical alumina products.

Guizhou Branch

Our Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. Our Guizhou branch used 160Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. The smelter in our Guizhou branch has undergone technological innovations and overhauls since its inception. Since November 2017, we have been engaged in the gradual closing down of the 160Ka pre-bake reduction pot-lines and, subsequently, the closing down of the 230Ka pre-bake reduction pot-lines. As of January 2018, the production in Guizhou branch had been fully shut down. In 2019, we disposed of the primary aluminum production facilities in Guizhou branch. Guizhou branch did not have any annual primary aluminum production capacity as of December 31, 2019 and did not produce any primary aluminum in 2019. It was mainly engaged in bauxite mining in 2019.

Chalco Mining

Chalco Mining was incorporated as one of our subsidiaries in the PRC in 2007 and is currently our wholly owned subsidiary. To optimize the allocation of our resources and further consolidate our operations, we transferred all of the assets and liabilities of our Henan branch to Chalco Mining in August 2017. Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 (the latter of which was ceased in 2013) in Henan Province, a province rich in bauxite reserves. It was the first refinery in China to develop the Bayer-sintering combined process. Bauxite is delivered to Chalco Mining via railway and highway from our following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang, Mianchi mine in Mianchi, Xuchang mine in Zhengzhou, Sanmenxia mine in Sanmenxia and Jiaozuo mine in Jiaozuo. The alumina production line that we put into operation at Chalco Mining uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Chalco Mining’s production facilities have been substantially upgraded with equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from certain of our mines and through purchases on the market. Chalco Mining had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2019. In 2019, Chalco Mining produced approximately 1,235,390 tonnes of alumina and 98,850 tonnes of chemical alumina products.

Chalco Shandong

Chalco Shandong was incorporated as one of our subsidiaries in the PRC in 2015 and is currently our wholly owned subsidiary. The predecessor of Chalco Shandong was our Shandong branch, which commenced operations in 1954. Chalco Shandong has the capacity to produce alumina and chemical alumina products. Bauxite is delivered to Chalco Shandong via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China’s first production facility for alumina. It produces its alumina through the Bayer-sintering process and the Bayer process. Through technology renovation, Chalco Shandong has the capacity to produce high-quality alumina products used for the production of refined aluminum and high-purity aluminum. Chalco Shandong purchases some bauxite from overseas and the rest from small third-party mines in Henan and Shanxi Provinces. Chalco Shandong had an annual alumina production capacity of approximately 2,270,000 tonnes as of December 31, 2019. It produced approximately 1,567,980 tonnes of alumina in 2019.

In addition, Chalco Shandong produces substantial amount of chemical alumina products. In 2019, it produced approximately 2,528,170 tonnes of chemical alumina products. It is the largest and most technologically advanced production facility for chemical alumina products in China with the ability to produce a wide variety of chemical alumina products.

Chalco Shandong had engaged in primary aluminum production before we suspended the operations of its primary aluminum production facilities in June 2013. In 2017, the disposal of Chalco Shandong’s primary aluminum production facilities was completed. Chalco Shandong did not have any annual primary aluminum production capacity as of December 31, 2019 and did not produce any primary aluminum in 2019.

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

Our Qinghai branch had an annual primary aluminum production capacity of approximately 420,000 tonnes as of December 31, 2019. It produced approximately 408,400 tonnes of primary aluminum in 2019.

Guizhou Huaren

Established in May 2017 and located in Qingzhen, Guizhou Province, Guizhou Huaren is a stand-alone primary aluminum production facility and commenced full operation in September 2018. Guizhou Huaren had an annual primary aluminum production capacity of approximately 400,000 tonnes as of December 31, 2019. It produced approximately 479,500 tonnes of primary aluminum products in 2019.

Shanxi Zhongrun

Established in November 2015 and located in Lvliang, Shanxi Province, Shanxi Zhongrun specializes in producing primary aluminum products. The first batch of electrolytic cells of Shangxi Zhongrun was put into operations in May 2018. Shanxi Zhongrun had an annual primary aluminum production capacity of approximately 432,000 tonnes as of December 31, 2019. It produced approximately 181,200 tonnes of primary aluminum products in 2019.

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

Zhongzhou Aluminum had an annual alumina production capacity of approximately 3,050,000 tonnes as of December 31, 2019. Zhongzhou Aluminum produced approximately 2,132,760 tonnes of alumina and approximately 777,920 tonnes of chemical alumina products in 2019.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2019. We have suspended production in Chongqing branch since July 2014 due to the relatively significant decrease in the price of alumina as compared with the price of alumina during the construction period, large negative variation of mineral resources and the high costs of natural gas and other energy at the time of suspension. In 2018, we entered into agreements with a third party to lease the alumina production facilities of Chongqing branch and to cooperate on mine operations, respectively. In 2019, we received RMB115 million for leasing alumina production facilities and RMB3.4 million for cooperation on mine operations, respectively.

Guizhou Huajin

Established in July 2014 and located in Qingzhen, Guizhou Province, Guizhou Huajin specializes in producing alumina products. Guizhou Huajin had an annual alumina production capacity of approximately 1,600,000 tonnes as of December 31, 2019. Guizhou Huajin produced approximately 1,612,880 tonnes of alumina products in 2019.

Shanxi Huaxing

Located in Shanxi Province, Shanxi Huaxing is a stand-alone alumina plant which commenced trial production in October 2013. Shanxi Huaxing obtains bauxite supplies from our own mines delivered primarily via highway and is located near abundant coal and water supplies.

In December 2015, we transferred out 50% of our equity interests in Shanxi Huaxing, a then wholly-owned subsidiary of our Company, through the Shanghai United Assets and Equity Exchange. In December 2018, we acquired the 50% equity interests in Shanxi Huaxing through the Shanghai United Assets and Equity Exchange from Baotou Transportation Investment Group Co., Ltd. Upon completion of the acquisition, Shanxi Huaxing became our wholly-owned subsidiary. Please see “- A. History and Development of the Company - Transfer of Equity Interest in Shanxi Huaxing” for more details about the transfer of equity interest.

Shanxi Huaxing had an annual alumina production capacity of approximately 2,000,000 tonnes as of December 31, 2019. Shanxi Huaxing produced approximately 1,256,340 tonnes of alumina products in 2019.

Lanzhou Aluminum

Located in Lanzhou city in Gansu Province, Lanzhou Aluminum is a stand-alone primary aluminum plant. In April 2007, we acquired a primary aluminum plant in Lanzhou, which was divided in to two parts in July 2007: our Lanzhou branch and Northwest Aluminum. In January 2019, we turned the Lanzhou branch into our wholly-owned subsidiary, Lanzhou Aluminum, in order to promote its business vitality. Lanzhou Aluminum owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 450,000 tonnes as of December 31, 2019. It produced approximately 408,500 tonnes of primary aluminum in 2019.

Shanxi New Material

Shanxi New Material is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. In 2017, we contributed certain assets related to alumina production of our Shanxi branch to Shanxi Huaze. Upon completion of our asset contribution, our shareholding in Shanxi Huaze increased from 60% to 85.98% and Shanxi Huaze was renamed to Shanxi New Material. Shanxi New Material had an annual alumina production capacity of approximately 2,600,000 tonnes as of December 31, 2019 and produced approximately 1,771,020 tonnes of alumina and 94,620 tonnes of chemical alumina products in 2019. Its designed annual production capacity of primary aluminum was approximately 424,000 tonnes as of December 31, 2019 and it produced approximately 365,800 tonnes of primary aluminum in 2019. Please see “- A. History and Development of the Company - Merger and Reorganization of Shanxi Branch and Shanxi Huaze” for more details about the reorganization.

Shanxi Huasheng

Shanxi Huasheng is situated in Shanxi Province. In December 2005, we entered into a joint venture agreement with Shanxi Guan Lv Company Limited to establish a joint venture company, Shanxi Huasheng. Shanxi Huasheng commenced operations in March 2006. We currently hold 51% equity interest in Shanxi Huasheng. In 2019, Shanxi Huasheng produced approximately 60,900 tonnes of primary aluminum. In June 2019, Shanxi Huasheng transferred its primary aluminum capacity quota to Yixin Aluminum and no longer had any annual primary aluminum production capacity as of December 31, 2019. See “- A. History and Development of the Company - Transfer of Primary Aluminum Capacity Quota of Shanxi Huasheng” for details.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In 2018, we merged Zunyi Alumina into Zunyi Aluminum. Upon the completion of the merger, our shareholding in Zunyi Aluminum increased from 62.1% to 67.445%. After the merger, Zunyi Aluminum had an annual alumina production capacity of approximately 1,000,000 tonnes as of December 31, 2019 and the aggregate production of Zunyi Aluminum was approximately 1,102,340 tonnes of alumina and 16,150 tonnes of chemical alumina products in 2019. Its post-merger designed annual production capacity of primary aluminum was approximately 375,000 tonnes as of December 31, 2019 and it produced approximately 404,500 tonnes of primary aluminum in 2019. Please see “- A. History and Development of the Company - Merger and Reorganization of Zunyi Alumina and Zunyi Aluminum” for more details about the merger.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and was a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum’s primary business was the production of primary aluminum and carbon products. We stopped production of primary aluminum in Fushun Aluminum in October 2015 due to the relatively significant decrease in the price of primary aluminum and high costs of electricity at that time. In 2018, we disposed of the primary aluminum production facilities in Fushun Aluminum. Fushun Aluminum did not have any annual primary aluminum production capacity as of December 31, 2019 and did not produce any primary aluminum in 2019.

Fushun Aluminum had an annual anode carbon production capacity of approximately 530,000 tonnes as of December 31, 2019 and it produced approximately 169,029 tonnes of baked carbon anodes in 2019.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% equity interest in Shandong Huayu. Shandong Huayu had an annual primary aluminum production capacity of approximately 200,000 tonnes as of December 31, 2019. Since November 2018, we have gradually suspended production of aluminum at Shandong Huayu due to market environment and production restriction for environmental protection. In 2019, we halted its primary aluminum production and before that Shandong Huayu produced approximately 8,500 tonnes of primary aluminum in 2019. Shandong Huayu also has supporting facilities and coal-fired generators. We are considering the plan of transformation, upgrading and development of Shandong Huayu.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and is a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. (“Baiyin Nonferrous”) and Baiyin Ibis Aluminum Co., Ltd. (“Baiyin Ibis”). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu. We hold a 51% equity interest in Gansu Hualu. Since November 2015, the production of primary aluminum has been suspended. In 2019, most of the primary aluminum production facilities in Gansu Hualu has been disposed and the rest is expected to be disposed in the first half of 2020. Gansu Hualu had no annual primary aluminum production capacity as of December 31, 2019 and did not produce any primary aluminum in 2019.

In addition, Gansu Hualu also possesses production capacity of carbon products. Its designed annual production capacity of anode carbon products was approximately 150,000 tonnes as of December 31, 2019 and it produced approximately 27,318 tonnes of anode carbon products in 2019.

Baotou Aluminum

Baotou Aluminum is located in the Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum is currently our wholly owned subsidiary. In April 2015, Baotou Aluminum and Baotou Transportation Investment Group Co., Ltd. established Inner Mongolia Huayun. Inner Mongolia Huayun commenced operations in 2017. Together with the primary aluminum production facilities at Inner Mongolia Huayun, Baotou Aluminum had a consolidated annual primary aluminum production capacity of approximately 1,340,000 tonnes as of December 31, 2019 and a consolidated output of approximately 1,315,300 tonnes of primary aluminum in 2019.

Liancheng Branch

Liancheng branch is located in Gansu Province. In late May 2008, we acquired 100% of the equity interest in Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. We have implemented flexible production arrangement for certain primary aluminum production facilities in Liancheng branch since November 2018 as a result of high electricity costs. Liancheng branch had an annual primary aluminum production capacity of approximately 550,000 tonnes as of December 31, 2019. It produced approximately 155,200 tonnes of primary aluminum in 2019.

Ningxia Energy

Ningxia Energy is an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. Ningxia Energy was established in June 2003. In January 2013, we acquired an aggregate of 70.82% of the equity interest in Ningxia Energy. Ningxia Energy had a total installed capacity of 4,249.13 MW as of December 31, 2019. It also operates coal mines located in the Ningxia Autonomous Region. Please see “- D. Property, Plants and Equipment - Mines - Coal Mines.” Its principal business includes conventional coal-fire power generation and renewable energy generation. In 2019, Ningxia Energy produced approximately 10.8 million tonnes of coal and approximately 15.8 billion kWh of electricity.

Zhengzhou Institute

The Zhengzhou Institute, located in Zhengzhou, Henan Province, was incorporated as our subsidiaries in 2015. Its predecessor was established in August 1965 and has served as the center for our research and development efforts. The Zhengzhou Institute specializes in the research and development of technologies for primary aluminum smelting, alumina refining and the development of new products of chemical alumina. Zhengzhou Institute is the only professional research institute in China dedicated to the research and development of aluminum smelting technologies and has played a key role in bringing about technological innovations in China’s aluminum industry. The Zhengzhou Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. As of December 31, 2019, the Zhengzhou Institute had a limited production capacity for chemical alumina products, which it uses in connection with its research and development efforts.

Xinghua Technology

We acquired a 66% equity interest in Xinghua Technology in December 2016. Located at Shanxi Province, Xinghua Technology is an alumina plant with an annual alumina production capacity of approximately 900,000 tonnes as of December 31, 2019. It produced approximately 664,750 tonnes of alumina and approximately 88,000 tonnes of chemical alumina in 2019.

Competition

Competition from Domestic Competitors

Alumina

In 2019, we supplied approximately 48% of our total production of alumina to our own smelters and sold substantially all of the remaining self-produced alumina to our domestic customers. Our competitors mainly include other domestic and international alumina producers that conduct sales in China. In 2019, our alumina production (with chemical alumina products included) represented approximately 21.9% of total domestic production in China.

We are a leading enterprise in non-ferrous metal industry in China. As of December 31, 2019, 18 alumina producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 92.65% of the total alumina production capacity in China. As of the same date, among these 18 alumina producers, 14 alumina producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 89.45% of the total alumina production capacity in China. In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, MIIT published the Standard Conditions for Aluminum Industry in July 2013 and issued a new version in March 2020, which provides stringent standards for the existing alumina enterprises. Although we face competition from other domestic and international refineries, we have several advantages over such competitors, including:

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

Primary Aluminum

We derived all of our primary aluminum revenues from domestic sales in 2019. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2019, our primary aluminum production represented approximately 10.5% of total domestic production in China.

We are a leading enterprise in non-ferrous metal industry in China. As of December 31, 2019, 18 primary aluminum producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 84.95% of the total primary aluminum production capacity in China. As of the same date, among these 18 primary aluminum producers, 12 primary aluminum producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 73.25% of the total primary aluminum production capacity in China. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the current Standard Conditions for Aluminum Industry and other administrative regulations, aluminum smelting enterprises must ensure the availability of resources, energy and water resources, and are encouraged to merge with hydropower, coal power and other power enterprises through reorganization. In addition, pursuant to relevant PRC regulations, the construction of new primary aluminum projects and the reconstruction or expansion of existing primary aluminum projects would be approved only if such projects would introduce new primary aluminum production capacity in an amount equal to or smaller than the amount of existing production capacity to be replaced.

Although we face competition from other domestic and international smelters, we have several advantages over such competitors, including:

●	Scale of production. With eleven primary aluminum smelters, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

●	Technology. We believe we have a more sophisticated technological innovation system and stronger innovation capability than most of our domestic competitors. The FHEST technology developed and employed by us is currently the most advanced energy saving technology in primary aluminum smelting in China. In addition, in terms of technological support and research and development capabilities, we are equipped with the most advanced research and development institute within the aluminum industry in China and enjoy advantages over other domestic smelters in technology advancement.

●	Vertical integration. As a leading integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations.

●	Quality. We have maintained and will continue to improve on the high quality standards for our primary aluminum which has satisfied national and industrial standards and customers’ need.

The primary aluminum produced by most of our smelters satisfies the quality standards of the LME.

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2019, China had net import of approximately 1.37 million tonnes of alumina (with chemical alumina products included), compared to a net export of 0.95 million tonnes in 2018, primarily due to the recovery of production of a major player in the overseas alumina market. China had a net export of approximately 811 tonnes of primary aluminum in 2019, compared to a net import of approximately 69,600 tonnes of primary aluminum in 2018.

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

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2019, we completed 82 technological projects, including 69 research and development projects undertaken independently by our branches or subsidiaries, ten special key science and technology projects and three science and technology application projects. In addition, we filed a total of 248 patent applications in 2019.

As of December 31, 2019, we owned 1,300 patents, which were primarily related to technologies and processes, equipment and new products. Once granted, a patent in China for an invention is valid for 20 years and for a utility model or a design 10 years from the date of the patent application. As of December 31, 2019, we owned 25 trademarks, each of which had a term of 10 years.

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

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. We were granted ISO14001 accreditations issued by China Quality Certification Center and the International Certification Network in 2004. In 2019, we passed the annual review and these accreditations were renewed.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. We have incorporated clean technology and processes into our operations with a view to promoting the concept of “zero discharge” plants. In 2019, the discharge of all industrial waste water in the course of our alumina and primary aluminum production met the standards under relevant regulations.

In addition, we have focused on sustainable development of mine sites and achieved significant progress in mine reclamation. We reclaimed 12,000 mu of land throughout the year of 2019 and had reclaimed an aggregate amount of 78,500 mu of land as of December 31, 2019, representing a cumulative reclamation rate of over 86%.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB691.9 million, RMB777.6 million and RMB914.4 million for 2017, 2018 and 2019, respectively. In 2019, we did not have any major environmental pollution incidents.

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

Our insurance premiums were RMB44.1 million, RMB49.6 million and RMB42.9 million in 2017, 2018 and 2019, respectively.

Seasonality

Our business in general is not subject to seasonality. Separately, our bauxite output in Boffa bauxite mine may be subject to seasonal fluctuations due to the rainy season in Guinea.

Cyber Security

With respect to our internal internet policies on cyber-security, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. In 2019, we did not experience any material cyber-security incidents or related losses.

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

Standard Conditions for Aluminum Industry

The Standard Conditions for Aluminum Industry was issued by MIIT in July 18, 2013 and a new version was issued on March 3, 2020 to replace the 2013 version. The new Standard Conditions for Aluminum Industry only applies to existing bauxite mining, alumina and primary aluminum enterprises and indicates that such standards do not constitute administrative approval or mandatory requirement. It provides that bauxite mining, alumina and primary aluminum production must comply with the state and local industry policies and overall plans on the mining resources and development of aluminum industry, as well as laws, regulations and policies related to the environmental protection, energy conservation, mining and production safety. According to the new Standard Conditions for Aluminum Industry, aluminum smelting enterprises must ensure the availability of resources, energy and water resources, and are encouraged to merge with hydropower, coal power and other power enterprises through reorganization. It further encourages that alumina enterprises use intelligent systems and equipment in its operation to achieve energy-conserving and environment-protective purpose. The new Standard Conditions for Aluminum Industry further set out guidelines and standards for enterprises in aluminum industry regarding product quality, facilities, energy consumption, resources consumption, environmental protection, production safety and occupational deceases prevention.

Under the Standard Conditions for Aluminum Industry, the MIIT shall, in accordance with the applicable regulatory standards, review the applicants and disclose the names of applicants that meet the regulatory conditions. The MIIT promulgated on April 4, 2014, January 4, 2015 and February 14, 2016, respectively, the first, the second and the third lists of enterprises that meet the Standard Conditions for Aluminum Industry. Most of our production branches and subsidiaries have met the Standard Conditions for Aluminum Industry of 2013 version and are included on these lists. According to the current Standard Conditions for Aluminum Industry, enterprises that would like to be named in the list under this new Standard Conditions for Aluminum Industry need to resubmit application for the MIIT’s review.

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

On December 25, 2016, the PRC government promulgated the Environmental Protection Tax Law, which became effective from January 1, 2018 and was amended on October 26, 2018. The Environmental Protection Tax Law imposes environmental protection tax to enterprises, entities, producers or operators which discharge taxable pollutants into air, water or lands. Taxable pollutants include air pollutants, water pollutants, solid wastes and noises. The environmental protection tax is collected by tax authority and levied in accordance with a table attached to the Environmental Protection Tax Law. However, emission of taxable pollutants into the centralized sewage and domestic waste treatment facilities, or storage or disposal of solid wastes in facilities or places that meet the national or local environmental protection standard, by enterprises, entities, producers or operators, is not deemed as direct emission of pollutants into the environment and is exempted from the environmental protection tax for such pollutants.

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

On January 1, 2018, MITT issued the “Notice Regarding Electrolytic Aluminum Enterprises to Realize Capacity Replacement by Acquisition, Merger and Restructure,” which requires electrolytic aluminum enterprises to achieve capacity replacement by acquisition, merger or capacity transferring and exchange of capacity quotas with its group companies.

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

C.           Organizational Structure

Set out below is a chart illustrating our corporate structure as of March 31, 2020:

Below sets forth further information of our principal subsidiaries as of December 31, 2019:

Company	Percentage of ownership interest attributable to the Company	Principal activities
Baotou Aluminum Co., Ltd.	100.00%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products
Chalco Hong Kong Ltd.(1)	100.00%	Overseas investments and alumina import and export activities
China Aluminum International Trading Co., Ltd.	100.00%	Trading, import and export activities
Chalco Mining Co., Ltd.	100.00%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, manufacturing and distribution of alumina
Chinalco Shanxi Jiaokou Xinghua Technology Ltd.(2)	66.00%	Manufacture and distribution of alumina
Chalco Shanghai Company Limited	100.00%	Trading and engineering project management
Chalco Shanxi New Material Co., Ltd.	85.98%	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	67.445%	Manufacture and distribution of primary aluminum and alumina
Chalco Energy Co., Ltd.	100.00%	Thermoelectric supply and investment management

Company	Percentage of ownership interest attributable to the Company	Principal activities
China Aluminum Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing
Guizhou Huajin Aluminum Co., Ltd.	60.00%	Manufacture and distribution of alumina
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd.	100.00%	Research and development services
Chalco Shandong Co., Ltd.	100.00%	Manufacture and distribution of alumina
Chalco Zhongzhou Aluminum Co., Ltd.	100.00%	Manufacture and distribution of alumina
Chalco Logistics Group Co., Ltd.	100.00%	Logistic transportation
Shanxi Huaxing Aluminum Co., Ltd.(3)	100.00%	Manufacture and distribution of alumina
Shanxi China Huarun Co., Ltd.	43.39%	Manufacture and distribution of primary aluminum
Guizhou Huaren New Material Co., Ltd.	40.00%	Manufacture and distribution of primary aluminum
China Aluminum International Trading Group Co., Ltd.	100.00%	Trading, importing and exporting of non-ferrous metal products
Chalco Materials Co., Ltd.	100.00%	Procurement of materials including raw materials and fuels

(1)	Chalco Hong Kong Ltd. is incorporated in Hong Kong. All other principal subsidiaries are incorporated in the PRC.

(2)	We directly hold 33% shares and indirectly hold 33% shares, through Chalco Shandong Co., Ltd.

(3)	We directly hold 60% shares and indirectly hold 40% shares, through Chalco Hong Kong Ltd.

D.           Property, Plants and Equipment

Mines

Bauxite Mines

The following map sets forth details of the area surrounding our largest bauxite mine in China, the Pingguo mine:

JIAOMEI AREA
NADOU AREA
TAIPING AREA
LEGEND
SCALE
PINGGUO PLANT
PINGGUO MINE

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

Our mines in Indonesia have access to local roads. Prior to suspension of productions, the two mines that used to be put into operation were powered by diesel fuel and are equipped with washing machines.

Coal Mines

We acquired 70% of the equity interest in Gansu Huayang in March 2011, which holds exploration rights for a portion of Luochuan mine in Gansu Province. We renewed the exploration permit in March 2019, which will expire in October 2020. We are in the process of applying for the exploration permit for the rest of Luochuan mine. Luochuan mine is an underground mine. We have completed the exploration but have not commenced development of Luochuan mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with Industry Guide 7.

We acquired the mining rights for Laodonghe mine, in January 2013 through Chalco Guizhou Mining Co., Ltd. We hold 80.0% of the equity interest of Laodonghe mine in Guizhou Province. The mining permit expired in December 2018. We had completed the exploration of Laodonghe mine and have been actively coordinating follow-up matters with relevant parties. Laodonghe mine is an underground mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with Industry Guide 7.

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

Wangwa mine, Wangwa No. 2 mine and Yindonggou mine are currently in extraction stage. We primarily use comprehensive mechanized longwall mining method to extract coal from Wangwa mine, Wangwa No. 2 mine and Yindonggou mine and we use advanced coal mining equipment including hydraulic roof supports and shearers. In addition, Ningxia Energy holds 50% of interest in Yinxingyijing mine while the other joint owner in Yinxingyijing mine does not participate in its operation. Yinxingyijing mine has been put into operation since January 2019. The exploration permit of Yinxingyijing mine expired in August 2018 and has been cancelled since then. We obtained the mining permit in February 2018, which will expire in February 2048.

The following table sets forth detailed information on Wangwa mine, Wangwa No. 2 mine and Yindonggou mine:

	Wangwa mine	Wangwa No. 2 mine	Yindonggou mine
Nature of Ownership	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco
Commencement of construction	1984(1)	2007	2010
Commencement of extraction	1990(1)	2010	2016
Permit renewal	November 2046	June 2032	July 2036
Mining recovery rate (%)(2)	78	81	76
Depth of mine (meters underground)	400	400	478
Average thickness of main coal seam (meters)	6-11	8-10	2-8
Calorific value (Kcal/kg)	4,900-5,100	4,800-5,000	4,600-4,900
Sulphur content (%)	1.1	1.2	1.12
Average ash content (%)	14.2	15.3	12.2

(1)	The capacity expansion and technology upgrade of Wangwa mine is currently at the final acceptance stage of the construction process.

(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.

For the year ended December 31, 2019, Ningxia Energy incurred capital expenditures of approximately RMB1.6 billion on infrastructure construction.

Land

Chinalco leases to us 411 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 52.89 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

●	399 pieces of allocated land with an area of approximately 51.59 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and

●	12 pieces of land with an area of approximately 1.30 million square meters. Chinalco has paid the land premiums and obtained land use rights certificates.

The land is leased for the following terms:

●	allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, whose leased terms shall end on the expiration date of the mining rights or at the end of the actual mine life, whichever is earlier);

●	granted land: until expiration of the relevant land use right permits; and

●	for both allocated or granted land: normal commercial terms that stipulate, among other conditions, the terms of use, monthly or annual rental amounts payable in Renminbi and a six-month notification provision for termination of any lease agreement.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. As of the date of this annual report, we leased 133 buildings to Chinalco, with an aggregate gross area of approximately 134,186 square meters, while Chinalco leased 119 buildings to us, with an aggregate gross area of approximately 179,849 square meters. In June 2018, we and China Aluminum Investment and Development Co., Ltd., a wholly-owned subsidiary of Chinalco, renewed a tenancy agreement pursuant to which we would lease from Chinalco the office premises at certain floors of No. 62 North Xizhimen Street, Haidian District, Beijing, PRC, with an aggregate gross floor area of 22,303 square meters. This agreement will expire on December 31, 2021.

Our Expansion

Our expansion projects in 2019 primarily include:

●	The Boffa Project: Based on our preliminary research and analysis and after taking into account various factors, the total investment of this project is estimated to be US$706 million, which is mainly allocated in the construction of mines, ports and lightering system. Accordingly to the preliminary design plan, the estimated investment for the construction of mines is RMB3,088 million. By the end of 2019, an aggregate of RMB1,872 million of capital expenditure for the construction of mines had been incurred. The project commenced construction in September 2018. The quarry of mine was put into operation at the end of 2019 and the first shipment of bauxite was sent to China in February 2020. See “- A. History and Development of the Company – Boffa Project” for more details.

●	The 2,000,000-tonne alumina project of Guangxi Huasheng New Material Co., Ltd.: We expect to invest a total amount of approximately RMB5,805 million in this project. By the end of 2019, an aggregate of RMB3,912 million of capital expenditure had been incurred. The project is expected to be completed and put into operation in June 2020.

●	The 432,000-tonne light alloy project of Shanxi Zhongrun: We expect to invest a total amount of approximately RMB4,512 million in this project. By March 28, 2019, each shareholder of Shanxi Zhongrun has made its paid-in capital on a pro rata basis, where the Company contributed RMB656.7 million. By the end of 2019, an aggregate of RMB3,637 million of capital expenditure had been incurred. As of the end of 2019, the project had been partially put into operation.

●	Ningxia Energy’s 200-MW wind power project in Alxa Left Banner, Inner Mongolia: We expect to invest a total amount of approximately RMB1,446 million in this project. By the end of 2019, an aggregate of RMB1,253 million of capital expenditure had been incurred. The project had been connected to the grid for power generation at the end of 2019.

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

As the business combination under common control incurred in the years ended December 31, 2016, 2017, 2018 and 2019, the comparative financial data for the years ended December 31, 2015, 2016, 2017 and 2018 are revised to reflect the business combination under common control. Unless otherwise indicated in this section, our financial data for the years ended December 31, 2017 and 2018 are presented based on those revised amounts. Please see Note 38 to our audited consolidated financial statements.

A.           Operating Results

Overview

We are a leading enterprise in the non-ferrous metal industry in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:

●	Our alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as chemical alumina. Alumina accounted for approximately 88.1% of the total production volume for this segment in 2019. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we used to produce gallium as a by-product, which is a rare, high-value metal with applications in the electronics and telecommunication industries. In August 2019, we made a capital contribution with all of our gallium assets to China Rare Metals and Rare Earths Company Ltd. and we are not engaged in gallium production currently. See “Item 4. Information on the Company - A. History and Development of the Company - Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets” for details.

●	Our primary aluminum segment, which consists of the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 29%, 38% and 33%, respectively, of our total production volume of primary aluminum in 2019. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

●	Our trading segment, which mainly consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials and logistics and transport services to our internal manufacturing plants and external customers. We established our trading business under Chalco Trading as a separate segment in July 2010 as a result of our operational structural adjustment. Since 2014, we have established Chalco Materials, Chalco Logistics and Chalco Trading Group to continuously promote and deepen development of our trading business, jointly constituting our trading segment. Established in 2018, Chalco Trading Group has undertaken the businesses that used to be operated by Chalco Trading.

●	Our energy segment, which consists of the research and development, production and operation of energy products, including coal mining and conventional coal-fire power generation as well as renewable energy generation such as wind power and solar power. We are also engaged in new energy equipment production. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs. In 2019, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers. Ningxia Energy supplied the electricity it generated mainly to the state grid in China.

●	Our corporate and other operating segment, which consists of corporate and other aluminum-related research, development, and our other activities.

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

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. We reviewed and adjusted the assets’ depreciation method, residual values and useful lives, if appropriate, at the end of each reporting period.

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

Property, plant and equipment and intangible assets – recoverable amount (excluding goodwill)

In accordance with our accounting policy, each asset or cash-generating unit is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the net recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating unit of assets is measured at the higher of fair value less costs of disposal and value in use.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Value in use is generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on significant estimates and judgments involved in the projections of the future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses, and discount rates applied to these forecasted future cash flows. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions; hence, there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

Goodwill - recoverable amount

In accordance with our accounting policy, goodwill is allocated to our cash generating units (“CGU”) as it represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and is tested for impairment annually or more frequently if events or changes in circumstance indicated that the carrying amount may be impaired, by comparing the recoverable amount of the CGU and the carrying amount of the CGU. The recoverable amount is the higher of value in use and the fair value less costs of disposal. The recoverable amount of the underlying CGUs involved estimates and judgments, including future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses, terminal growth rates used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgments may be affected by unexpected changes in future market or economic conditions.

Intangible assets - mining rights and mineral exploration rights

Our mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i)	Recognition

Except for mineral exploration rights and mining rights acquired in a business combination, mineral exploration rights and mining rights are initially recorded at the cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortization and impairment.

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

Leases

(1)           Applicable from January 1, 2019

We assess at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-us assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payment made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Buildings	2–20 years
Machinery	2–10 years
Land use rights	10–50 years

If ownership of the leased asset transfers to us by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for termination of a lease, if the lease term reflects us exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

Our lease liabilities are included in interest-bearing bank and other borrowings.

(c)	Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to our short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). We also apply the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value (i.e. below RMB30,000).

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When we act as a lessor, it classifies at lease inception (or when there is a lease modification) each of our leases as either an operating lease or a finance lease.

Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, we allocate the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying assets to the lessee, are accounted for as finance leases. At the commencement date, the cost of the leased asset is capitalized at the present value of the minimum lease payments and related payments (including the initial direct costs), and presented as a receivable at an amount equal to the net investment in the lease. The finance costs of such leases are charged to profit or loss so as to provide a constant periodic rate of charge over the lease terms.

(2)	Applicable before January 1, 2019

Leases that transfer substantially all the rewards and risks of ownership of assets to us, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases, including prepaid land lease payments under finance leases, are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where we are the lessor, assets leased by us under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to profit or loss on the straight-line basis over the lease terms. Where we are the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to profit or loss on the straight-line basis over the lease terms.

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

The assessment of the correlation among historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future. The information about the expected credit losses on our trade receivables is disclosed in Note 13 to our consolidated financial statements.

Estimated impairment of inventories

In accordance with our accounting policy, our management tests whether inventories suffered any impairment based on estimates of the net realizable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate the net realizable amount of inventories. For inventories held for executed sales contracts, management estimates the net realizable amount based on the contracted price. For raw materials and work-in-progress, our management has established a model in estimating the net recoverable amount at which the inventories can be realized in the normal course of business after considering our manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

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

Deferred tax assets are recognized for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon forecast of future taxable profits which was complex and judgmental and was based on significant assumptions, including future tax rates, the possible utilization of loss carry forwards and future taxable profits that are affected by unexpected changes in the tax law framework and future market or economic conditions. The carrying value of our deferred tax assets as of December 31, 2019 was RMB1,522.2 million, compared with approximately RMB1,542.7 million as of December 31, 2018, after taking into consideration the offsetting of the balances within the same tax jurisdiction. The amount of unrecognized tax losses as of December 31, 2019, was RMB6,210.3 million, compared with approximately RMB11,387.5 million as of December 31, 2018.

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

Revenue recognition

(i)	Revenue from contracts with customers

We adopted IFRS 15 from January 1, 2018 using the modified retrospective method of adoption. We applied IFRS 15 to contracts that are initiated after the effective date and contracts that had remaining obligations as of the effective date. In respect of the prior periods, we retained prior period’s figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2018. We concluded that the transitional adjustment to be made on January 1, 2018 to accumulated losses upon initial adoption of IFRS 15 is nil. It is because we recognize revenue upon the transfer of significant risks and rewards, which coincides with the fulfilment of performance obligations. Additionally, our contracts with customers generally has only one performance obligation.

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. When the contract contains a financing component which provides us a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

●	Sale of industrial products

Revenue from the sale of industrial products (including sales of scrap and other materials) is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the industrial products.

●	Rendering of services

Revenue from services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by us. Revenue is recognized on a straight-line basis because the entity’s inputs are expended evenly throughout the performance period.

(ii)	Revenue from other sources

●	Rental income

Rental income is recognized on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognized as income in the accounting period in which they are incurred.

●	Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to us and the amount of the dividend can be measured reliably.

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

Economic Condition of China and the World

As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China’s economy continued to experience growth despite the negative effects of the global financial crisis beginning in the second half of 2008 and economic recession in 2009, as well as general market volatility and changing macroeconomic conditions. However, the growth of China’s economy has shown signs of slowing down since 2014, with GDP growth of 6.9% from 2014 to 2015, 6.7% from 2015 to 2016, 6.9% from 2016 to 2017, 6.6% from 2017 to 2018 and 6.1% from 2018 to 2019, as compared to 7.5% from 2013 to 2014. In addition, the outbreak and global spread of the COVID-19 in 2020 may adversely affect global and China’s economy and financial market in general. Please refer to “Item 3. Key Information - D. Risk Factors - Our business may be materially and adversely affected by the recent outbreak of COVID-19” for further details of the impact of the outbreak of COVID-19.

The global output of alumina (with chemical alumina products included) in 2019 increased by approximately 5.4% from 2018 to approximately 131.41 million tonnes. The global alumina consumption (with chemical alumina products included) in 2019 increased approximately by 1.1% from 2018 to approximately 129.85 million tonnes. In 2019, the domestic output of alumina (with chemical alumina products included) decreased approximately by 0.4% from 2018 to approximately 71.55 million tonnes and the domestic consumption for alumina (with chemical alumina products included) increased by approximately 0.4% from 2018 to approximately 72.98 million tonnes.

The global output of primary aluminum in 2019 decreased approximately by 0.6% from 2018 to approximately 63.78 million tonnes. The global consumption of primary aluminum in 2019 decreased approximately 0.8% from 2018 to approximately 65.15 million tonnes. In 2019, the domestic output of primary aluminum decreased approximately by 1.8% from 2018 to approximately 35.93 million tonnes and the domestic consumption of primary aluminum decreased approximately by 1.2% from 2018 to approximately 36.55 million tonnes.

Mix and Pricing of Our Products

We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We coordinate substantially all of our sales and marketing activities for our self-produced alumina products and some of our sales and marketing activities for our self-produced primary aluminum products through Chalco Trading Group, taking into account the spot market prices and SHFE prices. In 2019, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 7.5%, 19.7%, 68.9% and 3.7%, respectively, of our consolidated total revenues after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed “Item 4. Information of the Company - B. Business Overview - Sales and Marketing.”

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading Group are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading Group coordinates the external negotiation and execution of sales contracts of our alumina products. The alumina prices in both domestic and international market decreased in 2019 when compared to that of 2018. The decline in sales price in international market was attributable to the uncertainties and the sluggish global economy as the result of, among other things, intensified trade and geopolitical tensions in 2019, as well as the increase in alumina production overseas. The alumina sales price in domestic market declined because of the stagnant alumina demand, the increase in domestic alumina production capacity and the recovered import volume of alumina. In 2019, the spot price of alumina in the international market reached a high of approximately US$418 per tonne and bottomed out at approximately US$275 per tonne. The average spot price of alumina in the international market was approximately US$333 per tonne, representing a decrease of 29.6% from 2018. The spot price of alumina in the domestic market reached a high of RMB3,131 per tonne and bottomed out at RMB2,408 per tonne. The average spot price of alumina in the domestic market was approximately RMB2,696 per tonne, representing a decrease of 9.9% from 2018. Our average selling price of alumina decreased by 5.9% from RMB2,918 per tonne in 2018 to RMB2,747 per tonne in 2019.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the primary aluminum spot prices and futures price on the SHFE. In 2019, three month aluminum futures prices reached a high of US$1,951 per tonne and a low of US$1,705 per tonne on LME; and a high of RMB14,585 per tonne and a low of RMB13,225 per tonne on SHFE. The average three-month aluminum futures prices at SHFE decreased by 3.5% from RMB14,375 per tonne in 2018 to RMB13,877 per tonne in 2019. Our average selling price of primary aluminum decreased by 3.1% from RMB14,313 per tonne in 2018 to RMB13,869 per tonne in 2019. In 2019, the primary aluminum prices in global market generally declined due to the slowdown of global economic growth, the escalation of trade tensions between the U.S. and China and the weak market demand, as well as the increase in overseas aluminum production volume and production capacity in 2019. The primary aluminum prices in domestic market also declined in general in 2019 due to the decrease in consumption of primary aluminum, but such decline was partially offset as a result of the relatively strong Chinese economy, implementation of tax reduction policy and decrease in primary aluminum output due to severe weather and industrial accidents in the second half of 2019.

Price Volatility of Non-ferrous Metal and Coal Products

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amounts of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from the trading of outsourced products during the past few years due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2019 was approximately RMB106,542.9 million, representing approximately 81.4% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in the non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operation results, as we need to make the correct prediction concerning the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs

Our cost of revenues consists primarily of the costs of raw materials, overhead cost and electric power cost. Our principal raw material is bauxite. For the years ended December 31, 2017, 2018 and 2019, bauxite supplied by our mines accounted for 47%, 44% and 38%, respectively, of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2019, as a result of the decrease in costs of soda ash and fuel, our average cost of alumina per tonne decreased by approximately 1.1% from that in 2018.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 34% of our unit production cost for primary aluminum in 2019. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to, or the destruction of, production equipment and facilities. Our average annual electricity price per kWh (including tax) decreased by 2% from 2017 to 2018 and further decreased by 4% from 2018 to 2019.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature, such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2019, we continued to focus on lowering production costs and increasing production efficiency through reducing raw material consumption by improving technology and internal management.

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

Due to the increase of interest on lease liabilities as a result of the adoption of new accounting standards, although the expense of other interest decreased in 2019, our finance costs remained stable from 2018 to 2019. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.

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

Cost of Sales

Our cost of sales consists primarily of the purchase of inventories in relation to trading activities, cost of raw materials, consumables and electric power used in manufacturing, the fixed cost of and employee benefit expenses. For the years ended December 31, 2017, 2018 and 2019, our cost of sales was RMB166,290.3 million, RMB167,029.4 million and RMB177,946.3 million, respectively, and accounted for 91.9%, 92.7% and 93.6%, respectively, of the total consolidated revenues for those periods.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses and employee benefit expenses for employees in selling and distribution department. Selling and distribution expenses accounted for 31.9%, 33.5% and 23.9% of our total operating expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of early retirement benefit expenses, employee benefit expenses for directors and officers and employees in administrative department and, to a lesser extent, taxes other than income tax expenses, depreciation of non-production property, plant and equipment, provision for impairment of receivables, termination benefit expenses, operating lease rental expenses, travelling and entertainment, legal and other professional fees, amortization of right-of-use assets, utilities and office supplies, insurance expense, pollutants discharge fees, repairs and maintenance expenses, auditors’ remuneration, amortization of intangible assets, and others. General and administrative expenses accounted for 61.2%, 53.1% and 56.5% of our total operating expenses for the years ended December 31, 2017, 2018 and 2019, respectively. Employee benefit expenses, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes, termination benefit and retirement benefit cost-defined contribution schemes, comprise a significant component of our general and administrative expenses, accounting for 51.6%, 40.1% and 46.3% of our total general and administrative expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

Research and Development Expenses. Our research and development expenses accounted for 6.7%, 8.4% and 13.4% of our total operating expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment accounted for 0.2%, 0.6% and 3.7% of our total operating expenses for the years ended December 31, 2017, 2018 and 2019, respectively. The significant increase in impairment loss on property, plant and equipment in 2019 was primarily resulting from the impairment loss on the plant and production facilities of Shanxi Huasheng for its termination of production.

Impairment losses on financial assets. Our impairment losses on financial assets accounted for 2.4% of our total operating expenses for the year ended December 31, 2019.

Impairment losses on investments in joint ventures. We did not incur any impairment losses on investments in joint ventures for the year ended December 31, 2019.

Other Income

Our other income consists primarily of tax returns and grants on industrial development support from the government. For the year ended December 31, 2019, our other income was RMB79.5 million, and accounted for 0.04% of the total consolidated revenues.

Other Gains, net

Our other net gains consisted primarily of gains on disposal of subsidiaries, gains on disposal of property, plant and equipment, gains on share of associates’ net assets, gains on disposal of joint venture or associates and gains on disposal of business. For the year ended December 31, 2019, our other net gains were RMB1,247.2 million, and accounted for 0.7% of the total consolidated revenues.

Finance Income

Our finance income consists primarily of interest income. For the year ended December 31, 2019, our finance income was RMB261.2 million, and accounted for 0.1% of the total consolidated revenues.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the PBOC. The PBOC regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government’s efforts to regulate the PRC economy. In 2019, we incurred interest expense (net of capitalized interest) of RMB4,375.8 million on our borrowings.

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

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenues from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in millions, except percentage)
Revenue	181,022.6	100.0	180,241.4	100.0	190,074.2	27,302.4	100.0
Cost of Sales	(166,290.3)	(91.9)	(167,029.4)	(92.7)	(177,946.3)	(25,560.4)	(93.6)
Gross Profit	14,732.3	8.1	13,212.0	7.3	12,127.9	1,742.0	6.4
Selling and distribution expenses	(2,373.0)	(1.3)	(2,496.9)	(1.4)	(1,673.1)	(240.3)	(0.9)
General and administrative expenses	(4,551.2)	(2.5)	(3,959.2)	(2.2)	(3,956.6)	(568.3)	(2.1)
Research and development expenses	(498.2)	(0.3)	(626.9)	(0.3)	(940.8)	(135.1)	(0.5)
Impairment loss on property, plant and equipment	(16.2)	<0.1	(46.5)	<0.1	(259.4)	(37.3)	(0.1)
Impairment losses on financial assets	—	—	(108.0)	(0.1)	(169.8)	(24.4)	<0.1
Impairment losses on investments in joint ventures	—	—	(217.0)	(0.1)	—	—	—
Other income	89.9	<0.1	135.5	<0.1	79.5	11.4	<0.1
Other gains, net	319.4	0.2	921.9	0.5	1,247.2	179.2	0.7
Operating profit	7,703.0	4.2	6,814.9	3.8	6,454.9	927.2	3.4
Finance Income	706.7	0.4	492.2	0.3	261.2	37.5	0.1
Finance cost	(5,203.4)	(2.9)	(4,882.5)	(2.7)	(4,921.2)	(706.9)	(2.6)
Share of profits and losses of joint ventures	8.1	<0.1	(199.5)	(0.1)	270.1	38.8	0.1
Share of profits and losses of associates	(165.2)	<0.1	39.4	<0.1	48.8	7.0	<0.1
Profit before income tax	3,049.2	1.7	2,264.5	1.3	2,113.8	303.6	1.1
Income tax benefit/(expense)	(643.7)	(0.4)	(822.5)	(0.5)	(625.7)	(89.9)	(0.3)
Profit for the year	2,405.5	1.3	1,442.0	0.8	1,488.1	213.7	0.8

No customer individually accounted for more than 10% of our total revenue for the year ended December 31, 2019. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 8.2%, 11.2% and 13.0% of consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively. For information on related party transactions, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” and Note 35 to our audited consolidated financial statements.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenue

Our revenue increased by 5.5% from RMB 180,241.4 million for the year ended December 31, 2018, to RMB 190,074.2 million for the year ended December 31, 2019, primarily due to the increase in revenue generated from the sales of products sourced from external suppliers. Please see “- Discussion of Segment Operations - Year Ended December 31, 2019 Compared with Year Ended December 31, 2018 – Trading Segment” for discussion regarding sales of outsourced products in 2019 as compared to 2018.

Cost of Sales

Our cost of sales increased by 6.5% from RMB167,029.4 million for the year ended December 31, 2018, to RMB177,946.3 million for the year ended December 31, 2019, primarily due to the increase in the procurement costs from products sourced from external suppliers. Please see “- Discussion of Segment Operations - Year Ended December 31, 2019 Compared with Year Ended December 31, 2018 – Trading Segment” for detailed discussion regarding procurement of outsourced products in 2019 as compared to 2018.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 33.0% from RMB2,496.9 million for the year ended December 31, 2018, to RMB1,673.1 million for the year ended December 31, 2019, primarily due to the decrease in transportation expenses of products.

General and Administrative Expenses

Our general and administrative expenses remained stable from RMB3,959.2 million for the year ended December 31, 2018, to RMB3,956.6 million for the year ended December 31, 2019.

Research and Development Expenses

Our research and development expenses increased by 50.1% from RMB626.9 million in the year ended December 31, 2018 to RMB940.8 million for the year ended December 31, 2019, primarily due to the increase in investment in research and development of bauxite utilization improvement and high-quality alumina.

Other Income

Other income decreased by 41.3% from RMB135.5 million in the year ended December 31, 2018 to RMB79.5 million for the year ended December 31, 2019, primarily due to the decreases in the government grants recorded under other income.

Other Gains, Net

Our net other gains increased by 35.3% from RMB921.9 million for the year ended December 31, 2018 to RMB1,247.2 million for the year ended December 31, 2019, primarily due to the increase in gains from our investment in certain associates and the increase in gains on disposal of certain subsidiaries, associates and business, partially offset by the decrease in gains on re-measured equity value because we converted certain entities from joint ventures and associates to our subsidiaries in 2018 while we did not have such conversion in 2019. Please see “- Year Ended December 31, 2018 Compared with Year Ended December 31, 2017 – Other Gains, Net” for details of such conversion in 2018.

Finance Income

Our finance income decreased by 46.9% from RMB492.2 million for the year ended December 31, 2018 to RMB261.2 million for the year ended December 31, 2019, primarily due to the decrease in interest income resulting from the decrease in cash and cash equivalent held by us.

Finance Costs

Due to the increase of interest on lease liabilities as a result of the adoption of new accounting standards, although the expense of other interest decreased in 2019, our finance costs remained stable from RMB4,882.5 million for the year ended December 31, 2018 to RMB4,921.2 million for the year ended December 31, 2019.

Share of Profits and Losses of Joint Ventures

We had a profit of RMB270.1 million in our share of profits and losses of joint venture for the year ended December 31, 2019, whereas we incurred a loss of RMB199.5 million in our share of profits and losses of joint venture for the year ended December 31, 2018. This was primarily attributable to the increase in profitability of some of our joint ventures.

Share of Profits and Losses of Associates

Our profit in our share of profits and losses of associates increased by 24.0% from RMB39.4 million for the year ended December 31, 2018 to RMB48.8 million for the year ended December 31, 2019. This was primarily attributable to improved operations of some of our associates that experienced losses in 2018.

Income Tax

Our income tax expense decreased by 23.9% from RMB822.5 million for the year ended December 31, 2018 to RMB625.7 million for the year ended December 31, 2019. This was mainly because we had deferred tax expenses in 2018 but deferred tax benefits in 2019.

Results of Operations

As a result of the foregoing, our net profit increased by 3.2% from RMB1,442.0 million for the year ended December 31, 2018 to RMB1,488.1 million for the year ended December 31, 2019.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenue

Our revenue remained stable from RMB181,022.6 million for the year ended December 31, 2017, to RMB180,241.4 million for the year ended December 31, 2018, mainly because the increases in the revenue generated from external sales of our primary aluminum segment and energy segment were offset by the decrease in the revenue generated from external sales of our trading segment. Please see “- Discussion of Segment Operations - Year Ended December 31, 2018 Compared with Year Ended December 31, 2017” for discussion regarding segment revenues in 2018 as compared to 2017.

Cost of Sales

Our cost of sales remained stable from RMB166,290.3 million for the year ended December 31, 2017, to RMB167,029.4 million for the year ended December 31, 2018, mainly because the increases in the cost of sales incurred from external sales of our primary aluminum segment and energy segment were offset by the decrease in the cost of sales incurred from external sales of our trading segment. Please see “- Discussion of Segment Operations - Year Ended December 31, 2018 Compared with Year Ended December 31, 2017” for discussion regarding segment cost and expenses in 2018 as compared to 2017.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 5.2% from RMB2,373.0 million for the year ended December 31, 2017, to RMB2,496.9 million for the year ended December 31, 2018, primarily due to the increase of freight charges arising from increased sales.

General and Administrative Expenses

Our general and administrative expenses decreased by 13.0% from RMB4,551.2 million for the year ended December 31, 2017, to RMB3,959.2 million for the year ended December 31, 2018, primarily attributable to the non-recurring provisions for early retirement benefits for certain employees made in 2017.

Research and Development Expenses

Our research and development expenses increased by 25.8% from RMB498.2 million in the year ended December 31, 2017 to RMB626.9 million for the year ended December 31, 2018, primarily due to increase in the research and development investment in high-quality alumina, premium aluminum alloy and upgrading of production technology.

Other Income

Other income increased by 50.6% from RMB89.9 million in the year ended December 31, 2017 to RMB135.5 million for the year ended December 31, 2018, primarily due to the increases in the government grants recorded under other income.

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

Finance Income

Our finance income decreased by 30.3% from RMB706.7 million for the year ended December 31, 2017 to RMB492.2 million for the year ended December 31, 2018, primarily due to decreases in the interest received from unpaid disposal proceeds and interest income from our related party loans.

Finance Costs

Our finance costs decreased by 6.2% from RMB5,203.4 million for the year ended December 31, 2017 to RMB4,882.5 million for the year ended December 31, 2018, primarily due to decrease in interest-bearing loans and borrowings during the year.

Share of Profits and Losses of Joint Ventures

We incurred a loss of RMB199.5 million in our share of profits and losses of joint venture for the year ended December 31, 2018, whereas we had a profit of RMB8.1 million in our share of profits and losses of joint venture for the year ended December 31, 2017. This was primarily attributable to the decrease in profitability of our major joint ventures.

Share of Profits and Losses of Associates

We had a profit of RMB39.4 million in our share of profits and losses of associates for the year ended December 31, 2018, whereas we incurred a loss of RMB165.2 million in our share of profits and losses of associates for the year ended December 31, 2017. This was primarily attributable to improved operations of our associates which experienced losses in 2017.

Income Tax

Our income tax expense increased by 27.8% from RMB643.7 million for the year ended December 31, 2017 to RMB822.5 million for the year ended December 31, 2018. This was mainly because we had deferred tax benefits in 2017 but deferred tax expenses in 2018.

Results of Operations

Our net profit decreased by 40.1% from RMB2,405.5 million for the year ended December 31, 2017 to RMB1,442.0 million for the year ended December 31, 2018. This was primarily due to decrease of our gross profit, which mainly resulted from the decrease in sales price of primary aluminum and the increase in prices of raw materials.

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

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

	Year Ended December 31,
	2017	2018	2019	2019	2019	2019
	RMB	RMB	RMB	US$	%	%
	(in millions, except percentage)
Revenue
Alumina:
External sales	14,565.3	14,758.4	14,326.6	2,057.7	5.6	7.5
Inter-segment sales	24,431.9	29,392.5	29,573.4	4,248.0	11.4
Total	38,997.2	44,150.9	43,900.0	6,305.7	17.0
Primary aluminum:
External sales	36,552.0	41,344.3	37,394.6	5,371.4	14.4	19.7
Inter-segment sales	10,693.7	12,457.9	11,694.4	1,679.8	4.5
Total	47,245.7	53,802.2	49,089.0	7,051.2	18.9
Trading
External sales	123,697.8	116,647.5	130,917.3	18,805.1	50.4	68.9
Inter-segment sales	23,159.1	25,370.3	27,769.0	3,988.8	10.7
Total	146,856.9	142,017.8	158,686.3	22,793.9	61.1
Energy
External sales	5,733.7	7,037.0	7,109.8	1,021.3	2.7	3.7
Inter-segment sales	517.3	198.3	236.1	33.9	0.1
Total	6,251.0	7,235.3	7,345.9	1,055.2	2.8
Corporate and others
External sales	473.8	454.2	325.9	46.8	0.1	0.2
Inter-segment sales	171.5	213.0	167.1	24.0	0.1
Total	645.3	667.2	493.0	70.8	0.2
Total Revenues before inter-segment eliminations	239,996.1	247,873.4	259,514.2	37,276.8	100.0
Eliminations of inter-segment sales	(58,973.5)	(67,632.0)	(69,440.0)	(9,974.4)	(26.8)
Consolidated total revenues	181,022.6	180,241.4	190,074.2	27,302.4	73.2	100.0

The following table sets forth segment results before income tax by segment for the periods indicated:

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in millions)
Alumina:
Revenues	38,997.2	44,150.9	43,900.0	6,305.7
Cost and expenses(1)	(35,706.3)	(40,654.5)	(43,055.2)	(6,184.4)
Segment results(2)	3,290.9	3,496.4	844.8	121.3
Primary aluminum:
Revenues	47,245.7	53,802.2	49,089.0	7,051.2
Cost and expenses(1)	(46,419.1)	(54,731.5)	(48,401.8)	(6,952.5)
Segment results(2)	826.6	(929.3)	687.2	98.7
Trading:
Revenues	146,856.9	142,017.8	158,686.3	22,793.9
Cost and expenses(1)	(146,123.0)	(141,277.3)	(157,733.5)	(22,657.0)
Segment results(2)	733.9	740.5	952.8	136.9
Energy:
Revenues	6,251.0	7,235.3	7,345.9	1,055.2
Cost and expenses(1)	(6,422.3)	(7,209.3)	(6,942.4)	(997.2)
Segment results(2)	(171.3)	26.0	403.5	58.0
Corporate and others
Revenues	645.3	667.2	493.0	70.8
Cost and expenses(1)	(2,373.9)	(1,934.3)	(1,480.7)	(212.7)
Segment results(2)	(1,728.6)	(1,267.1)	(987.7)	(141.9)
Elimination(3)	97.7	198.0	213.2	30.6
Total profit before income tax	3,049.2	2,264.5	2,113.8	303.6

(1)	Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.

(2)	Segment results refer to profit before income tax.

(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Alumina Segment

Revenues. Total revenue generated by the alumina segment slightly decreased from RMB44,150.9 million for the year ended December 31, 2018, to RMB43,900.0 million for the year ended December 31, 2019, primarily due to the decrease in the sales prices of the external sales of alumina.

Revenue from external sales of the alumina segment decreased by 2.9% from RMB14,758.4 million for the year ended December 31, 2018, to RMB14,326.6 million for the year ended December 31, 2019, primarily due to the decrease in the sales prices of the external sales of alumina.

Revenue from inter-segment sales of the alumina segment remained stable from RMB29,392.5 million for the year ended December 31, 2018, to RMB29,573.4 million for the year ended December 31, 2019.

Cost and expenses. The total cost and expenses for our alumina segment increased by 5.9% from RMB40,654.5 million for the year ended December 31, 2018, to RMB43,055.2 million for the year ended December 31, 2019, primarily due to the increase in costs of bauxite as we procured more bauxite from external suppliers in 2019 and the losses from disposal of production facilities in Guizhou branch.

Segment results. The segment profit for our alumina segment decreased by 75.8% from RMB3,496.4 million for the year ended December 31, 2018 to RMB844.8 million for the year ended December 31, 2019, primarily due to the increases in cost and expenses resulting from the increase in costs of bauxite as we procured more bauxite from external suppliers in 2019 and the losses from disposal of production facilities in Guizhou branch.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment decreased by 8.8% from RMB53,802.2 million for the year ended December 31, 2018, to RMB49,089.0 million for the year ended December 31, 2019, primarily due to the decrease in output of primary aluminum as a result of production suspension of Shandong Huayu and production termination of Shanxi Huasheng.

Revenue from external sales of the primary aluminum segment decreased by 9.6% from RMB41,344.3 million for the year ended December 31, 2018, to RMB37,394.6 million for the year ended December 31, 2019, primarily due to the decrease in trading volume for external sales of primary aluminum as a result of production suspension of Shandong Huayu and production termination of Shanxi Huasheng.

Revenue from inter-segment sales of primary aluminum segment decreased by 6.1% from RMB12,457.9 million for the year ended December 31, 2018, to RMB11,694.4 million for the year ended December 31, 2019, primarily due to the decrease in trading volume for internal sales of primary aluminum as a result of production suspension of Shandong Huayu and production termination of Shanxi Huasheng.

Cost and expenses. The total cost and expenses for our primary aluminum segment decreased by 11.6% from RMB54,731.5 million for the year ended December 31, 2018, to RMB48,401.8 million for the year ended December 31, 2019, primarily due to the production suspension of Shandong Huayu and production termination of Shanxi Huasheng.

Segment results. We had a segment profit of RMB687.2 million for the year ended December 31, 2019, whereas we incurred a segment loss of RMB929.3 million for the year ended December 31, 2018. This was mainly due to the decreases in prices of carbon anodes and alumina used under the primary aluminum segment in 2019 by 11.5% and 4.5%, respectively, in comparison with 2018.

Trading Segment

Revenues. Total revenue generated by the trading segment increased by 11.7% from RMB142,017.8 million for the year ended December 31, 2018 to RMB158,686.3 million for the year ended December 31, 2019, primarily due to the increases in trading volumes for external sales of outsourced primary aluminum, alumina and charred coal in 2019 by 159.2%, 119.8% and 40.0%, respectively, in comparison with 2018, partially offset by the decrease in trading volume of other non-ferrous metal products, such as copper and zinc.

Revenue from external sales of the trading segment increased by 12.2% from RMB116,647.5 million for the year ended December 31, 2018 to RMB130,917.3 million for the year ended December 31, 2019, primarily due to the increases in trading volumes for external sales of outsourced primary aluminum, alumina and charred coal in 2019 by 159.2%, 119.8% and 40.0%, respectively, in comparison with 2018, partially offset by the decrease in trading volume of other non-ferrous metal products, such as copper and zinc.

Revenue from internal sales of the trading segment increased by 9.5% from RMB25,370.3 million for the year ended December 31, 2018 to RMB27,769.0 million for the year ended December 31, 2019, primarily due to the increase in internal sales of bauxite as we imported more bauxite from suppliers overseas in 2019.

Cost and expenses. The total cost and expenses for our trading segment increased by 11.6% from RMB141,277.3 million for the year ended December 31, 2018 to RMB157,733.5 million for the year ended December 31, 2019, primarily due to the increases in trading volumes for external sales of outsourced primary aluminum, alumina and charred coal in 2019 by 159.2%, 119.8% and 40.0%, respectively, in comparison with 2018, partially offset by the decrease in trading volume of other non-ferrous metal products, such as copper and zinc.

Segment results. Our segment profit increased by 28.7% from RMB740.5 million for the year ended December 31, 2018 to RMB952.8 million for the year ended December 31, 2019. This was mainly due to the increase in trading volume of charred coal, which is of a relatively high gross profit margin.

Energy Segment

Revenues. Total revenue generated by the energy segment increased by 1.5% from RMB7,235.3 million for the year ended December 31, 2018 to RMB7,345.9 million for the year ended December 31, 2019, remaining relatively stable.

Revenue from external sales of the energy segment increased by 1.0% from RMB7,037.0 million for the year ended December 31, 2018 to RMB7,109.8 million for the year ended December 31, 2019, remaining relatively stable.

Revenue from internal sales of the energy segment increased by 19.1% from RMB198.3 million for the year ended December 31, 2018 to RMB236.1 million for the year ended December 31, 2019, primarily due to increased sales of bauxite from a subsidiary in the energy segment to a company in the alumina segment.

Cost and expenses. The total cost and expenses for our energy segment decreased by 3.7% from RMB7,209.3 million for the year ended December 31, 2018 to RMB6,942.4 million for the year ended December 31, 2019, primarily due to the increases of share of profits of joint ventures and gains on disposal of associates, partially offset by the increase in the costs of coal.

Segment results. Our segment profit increased significantly from RMB26.0 million for the year ended December 31, 2018 to RMB403.5 million for the year ended December 31, 2019. This was mainly because the increases of share of profits of joint ventures and gains on disposal of associates, partially offset by the increase in the costs of coal.

Corporate and Other Operating Segment

Revenues. Revenue from the corporate and other operating segment decreased by 26.1% from RMB667.2 million for the year ended December 31, 2018 to RMB493.0 million for the year ended December 31, 2019, primarily due to decrease in maintenance service provided to primary aluminum enterprises resulting from the production suspension of Shandong Huayu and the production termination of Shanxi Huasheng.

Segment results. Our segment loss decreased by 22.1% from RMB1,267.1 million for the year ended December 31, 2018 to RMB987.7 million for the year ended December 31, 2019. This was mainly because the increase in gains from our investment in Yunnan Aluminum and Yixin Aluminum.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Alumina Segment

Revenues. Total revenue generated by the alumina segment increased by 13.2% from RMB38,997.2 million for the year ended December 31, 2017, to RMB44,150.9 million for the year ended December 31, 2018, primarily due to increases in the sales price and trading volume of alumina in 2018 by 2.6% and 5.0%, respectively, in comparison with 2017.

Revenue from external sales of the alumina segment increased by 1.3% from RMB14,565.3 million for the year ended December 31, 2017, to RMB14,758.4 million for the year ended December 31, 2018, primarily due to increase in the sales prices of the external sales of alumina.

Revenue from inter-segment sales of the alumina segment increased by 20.3% from RMB24,431.9 million for the year ended December 31, 2017, to RMB29,392.5 million for the year ended December 31, 2018, primarily due to an increasing demand of alumina by our primary aluminum smelters resulting from the increase in target production volume of our primary aluminum segment in 2018.

Cost and expenses. The total cost and expenses for our alumina segment increased by 13.9% from RMB35,706.3 million for the year ended December 31, 2017, to RMB40,654.5 million for the year ended December 31, 2018, primarily due to the increase in trading volume of alumina.

Segment results. As a result of the foregoing, the segment profit for our alumina segment increased by 6.2% from RMB3,290.9 million for the year ended December 31, 2017 to RMB3,496.4 million for the year ended December 31, 2018.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment increased by 13.9% from RMB47,245.7 million for the year ended December 31, 2017, to RMB53,802.2 million for the year ended December 31, 2018, primarily due to the increase in the trading volume of primary aluminum, partially offset by the decrease in the sales price of primary aluminum. In comparison with 2017, the trading volume and sales price of primary aluminum increased by 15.5% and decreased by 1.7%, respectively, in 2018.

Revenue from external sales of the primary aluminum segment increased by 13.1% from RMB36,552.0 million for the year ended December 31, 2017, to RMB41,344.3 million for the year ended December 31, 2018, primarily due to the increase in the trading volume for external sales of primary aluminum.

Revenue from inter-segment sales of primary aluminum segment increased by 16.5% from RMB10,693.7 million for the year ended December 31, 2017, to RMB12,457.9 million for the year ended December 31, 2018, primarily due to the increase in the trading volume for inter-segment sales of primary aluminum.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 17.9% from RMB46,419.1 million for the year ended December 31, 2017, to RMB54,731.5 million for the year ended December 31, 2018, primarily due to the increase in the trading volume of primary aluminum. In addition, the increases in the purchase prices of alumina and anode also contributed to the increases in cost and expenses. In comparison with 2017, the purchase prices of alumina and anode increased by 3.5% and 11.5%, respectively, in 2018.

Segment results. We had a segment profit of RMB826.6 million for the year ended December 31, 2017, whereas we incurred a segment loss of RMB929.3 million for the year ended December 31, 2018. This was mainly attributable to the increases in purchase prices of alumina and anode and the decrease in the sales price of primary aluminum.

Trading Segment

Revenues. Total revenue generated by the trading segment decreased by 3.3% from RMB146,856.9 million for the year ended December 31, 2017 to RMB142,017.8 million for the year ended December 31, 2018, primarily due to the decrease in the revenue generated from the external sales of our trading segment.

Revenue from external sales of the trading segment decreased by 5.7% from RMB123,697.8 million for the year ended December 31, 2017 to RMB116,647.5 million for the year ended December 31, 2018, mainly due to conversion of certain trading segment subsidiaries making external sales or their businesses into joint ventures.

Revenue from internal sales of the trading segment increased by 9.5% from RMB23,159.1 million for the year ended December 31, 2017 to RMB25,370.3 million for the year ended December 31, 2018, primarily due to the increase in the inter-segment trading volume of alumina and primary aluminum as a result of the increase in target production volume of our primary aluminum segment.

Cost and expenses. The total cost and expenses for our trading segment decreased by 3.3% from RMB146,123.0 million for the year ended December 31, 2017 to RMB141,277.3 million for the year ended December 31, 2018, mainly due to the conversion of certain trading segment subsidiaries or their businesses into joint ventures.

Segment results. As a result of the foregoing, the segment profit for our trading segment remained stable from RMB733.9 million for the year ended December 31, 2017 to RMB740.5 million for the year ended December 31, 2018.

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

As of December 31, 2019, our current assets amounted to RMB48,713.8 million, representing a decrease of 17.3% from RMB58,901.5 million as of December 31, 2018. This is mainly because we enhanced the efficiency and utilization of the working capital, resulting in the decrease in cash and cash equivalents. As of December 31, 2019, our restricted cash and time deposits and cash and cash equivalents balance amounted to RMB9,065.0 million, representing a decrease of 57.4% from RMB21,296.1 million as of December 31, 2018. As of December 31, 2019, our trade and notes receivable amounted to RMB7,393.1 million, representing a decrease of 8.8% from RMB8,104.0 million as of December 31, 2018.

As of December 31, 2019, our current liabilities amounted to RMB69,169.7 million, representing a decrease of 7.6% from RMB74,836.8 million as of December 31, 2018. This is mainly due to the decrease in short-term loans and borrowings resulting from the optimization of the maturity profile of our interest bearing liabilities.

As of December 31, 2019, our net current liabilities amounted to RMB20,456.0 million, representing an increase of 28.4% from RMB15,935.3 million as of December 31, 2018. As of December 31, 2019, our current ratio (current assets/current liabilities) was 0.70, compared with 0.79 as of December 31, 2018. Our quick ratio ((current assets - inventories - prepayments)/current liabilities) was 0.41 as of December 31, 2019, compared with 0.49 as of December 31, 2018.

We have considered our available sources of funds as follows:

●	Our expected net cash inflows from operating activities in 2020;

●	As of December 31, 2019, we had total banking facilities of approximately RMB167,431 million, of which RMB49,347 million had been utilized and unutilized banking facilities amounted to RMB118,084 million as of December 31, 2019, among which, banking facilities of approximately RMB108,360 million will be subject to renewal during the next 12 months from January 1, 2020. We are confident that all banking facilities can be renewed upon their expiration based on our past experience with banks and our good credit standing; and

●	Other available sources of financing from banks and other financial institutions based on our good credit history.

We believe that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from December 31, 2019. The Board therefore continues to adopt the going concern basis in preparing these financial statements.

Cash Flows and Working Capital

The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in millions)
Net cash flows generated from operating activities	13,207.1	13,032.1	12,473.5	1791.7
Net cash flows used in investing activities	(5,598.1)	(5,529.1)	(13,392.3)	(1923.7)
Net cash flows used in financing activities	(3,387.1)	(16,280.6)	(10,474.0)	(1504.5)
Net increase/(decrease) in cash and cash equivalents	4,221.9	(8,777.6)	(11,392.8)	(1636.5)

Net Cash Flows Generated from Operating Activities

For the year ended December 31, 2019, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash items of RMB14,250.1 million and net cash generated from operating activities of RMB12,473.5 million. The adjustment primarily consisted of non-cash and non-operating activities items such as depreciation of property, plant and equipment of RMB7,094.7 million, finance cost of RMB4,921.2 million and depreciation of right-of-use assets of RMB1,075.8 million, outflows of RMB1,228.0 million for changes in working capital and outflows of income tax of RMB548.6 million. The outflows from changes in working capital consisted primarily of (i) a decrease in trade and notes payables of RMB1,385.1 million and (ii) an increase in trade and notes receivables of RMB1,050.9 million, and partially offset by (i) a decrease in inventories of RMB929.0 million and (ii) a decrease in restricted cash of RMB859.5 million.

For the year ended December 31, 2018, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash items of RMB14,231.1 million and net cash generated from operating activities of RMB13,032.1 million. The adjustment primarily consisted of non-cash and non-operating activities items such as depreciation of property, plant and equipment of RMB7,499.3 million and finance cost of RMB4,882.5 million, and outflows of RMB251.3 million for changes in working capital and outflows of income tax of RMB947.7 million. The outflows from changes in working capital consisted primarily of (i) an increase in trade and notes receivables of RMB2,473.0 million and (ii) a decrease in other payables and accrued liabilities of RMB945.3 million, and partially offset by (i) a decrease in inventories of RMB1,194.5 million and (ii) a decrease in other current assets of RMB916.7 million.

For the year ended December 31, 2017, we had cash inflows before changes in working capital but after adjustment for non-cash items and non-operating cash items of RMB14,711.8 million and net cash generated from operating activities of RMB13,207.1 million. The adjustment primarily consisted of non-cash and non-operating activities items such as depreciation of property, plant and equipment of RMB6,554.8 million and finance cost of RMB5,203.4 million, outflows of RMB555.2 million for changes in working capital and outflows of income tax of RMB949.4 million. The outflows from changes in working capital consisted primarily of (i) an increase in inventories of RMB2,662.5 million and (ii) an increase in trade and notes receivables of RMB1,963.2 million, and partially offset by (i) an increase in other payables and accrued liabilities of RMB1,672.7 million, (ii) an increase in trade and notes payables of RMB1,601.0 million and (iii) a decrease in other current assets of RMB1,275.5 million.

Net Cash Flows Used in Investing Activities

The net cash flows used in investing activities increased significantly from RMB5,529.1 million for the year ended December 31, 2018 to RMB13,392.3 million for the year ended December 31, 2019, primarily due to the structured deposits we purchased for increasing return on our existing cash, and the increase in investment in project construction and associates. In 2017, we had net cash flows used in investing activities of RMB5,598.1 million.

Net Cash Flows Used in Financing Activities

The net cash flows used in financing activities decreased by 35.7% from RMB16,280.6 million for the year ended December 31, 2018 to RMB10,474.0 million for the year ended December 31, 2019, primarily due to the decrease in net repayment of our debts. Our net cash used in financing activities for the year ended December 31, 2019, consisted primarily of repayments of short-term and long-term loans of RMB66,105.4 million and repayments of bonds and notes of RMB22,400.0 million, partially offset by drawdown of short-term and long-term loans of RMB40,669.2 million, proceeds from issuance of short-term bonds and medium-term notes (net of issuance costs) of RMB37,965.4 million and proceeds from gold leasing arrangements of RMB6,921.9 million.

The net cash flows used in financing activities increased significantly from RMB3,387.1 million for the year ended December 31, 2017 to RMB16,280.6 million for the year ended December 31, 2018, mainly because we received capital injection from non-controlling shareholders in 2017 resulting from the Asset Restructuring and the net cash outflow from the proceeds and repayments of our major debts increased in 2018 as compared to 2017. Our net cash used in financing activities for the year ended December 31, 2018, consisted primarily of repayments of short-term and long-term loans of RMB70,560.7 million, repayments of bonds and notes of RMB21,815.0 million and repayments of gold leasing arrangement of RMB7,519.3 million, partially offset by drawdown of short-term and long-term loans of RMB76,899.6 million and proceeds from issuance of short-term bonds and medium-term notes (net of issuance costs) of RMB13,185.0 million.

Loans and Borrowings

During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2018 and 2019, our gearing ratio (net debts/total capital attributable to owners of the parent as defined in Note 36.3 to our audited consolidated financial statements) was approximately 68% and 69%, respectively.

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in millions)
Short-term loans and borrowings
Short-term bank and other loans	39,348.1	21,238.2	3,050.7
Short-term bonds, unsecured	500.0	9,331.5	1,340.4
Gold leasing arrangements	1,607.9	7,018.6	1,008.2
Current portion of lease liabilities	—	1,358.7	195.2
Current portion of finance lease payable	2,328.4	—	—
Current portion of medium-term notes	396.7	—	—
Current portion of long-term bank and other loans	3,384.4	3,339.7	479.7
Sub-total	47,565.5	42,286.7	6,074.2
Long-term loans and borrowings
Finance lease payable	4,081.3	—	—
Lease liabilities	—	8,369.3	1,202.2
Long-term bank and other loans	46,140.7	38,835.9	5,578.4
Medium-term notes and bonds and long-term bonds and private placement notes	10,094.9	16,736.8	2,404.1
Less:
Current portion of lease liabilities	—	(1,358.7)	(195.2)
Current portion of medium-term notes and long-term bonds	(396.7)	—	—
Current portion of long-term bank and other loans	(3,384.4)	(3,339.7)	(479.7)
Current portion of finance lease payable	(2,328.4)	—	—
Sub-total	54,207.4	59,243.6	8,509.8
Total borrowings	101,772.9	101,530.3	14,584.0
Less: Bank balances and cash	21,296.1	9,065.0	1,302.1
Net	80,476.8	92,465.3	13,281.9

Bank and Other Loans

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2019 was 4.29%. Our short-term bank and other loans will mature within one year.

The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2019 was 5.20%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2019:

	As of December 31, 2019
	RMB	US$
	(in millions)
Within 1 year	3,339.7	479.7
Between 1 and 2 years	7,525.8	1,081.0
Between 2 and 5 years	9,159.0	1,315.6
Over 5 years	18,811.4	2,702.1
Total	38,835.9	5,578.4

As of December 31, 2019, we had secured loans of RMB13,719.7 million (including long-term and short-term loans). As of December 31, 2019, long-term loans and borrowings amounting to RMB11,474 million (current portion of RMB1,209 million and non-current portion of RMB10,265 million) were secured by the contractual right to charge users for electricity generated in the future and no short-term loans and borrowings were secured by letters of credit.

As of December 31, 2019, we had foreign currency denominated loans with a principal amount of RMB17 million in Japanese Yen and RMB4,006 million in U.S. dollars.

Notes and Bonds

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium-term notes as of December 31, 2019:

	Face value/maturity	Effective interest rate	December 31, 2019
	(RMB in thousands)
2018 Medium-term notes	2,000,000/2021	5.84%	1,992,339
2019 Medium-term bonds	2,000,000/2024	4.31%	1,982,228
2016 private placement notes	3,215,000/2019	5.12%	—
2018 Medium-term bonds	1,100,000/2021	4.66%	1,098,218
2018 Medium-term bonds	900,000/2023	5.06%	898,315
2018 Medium-term bonds	1,400,000/2021	4.30%	1,397,319
2018 Medium-term bonds	1,600,000/2023	4.57%	1,596,192
2019 Medium-term bonds	2,000,000/2022	3.84%	1,998,604
2019 Medium-term bonds	1,000,000/2022	3.50%	1,997,097
2019 Medium-term bonds	900,000/2023	4.99%	999,462
2018 Hong Kong Medium-term bonds	2,785,840/2021	5.25%	2,776,981
Total			16,736,755

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2019:

	Face value /maturity	Effective interest rate	December 31, 2019
	(RMB in thousands)
2018 Ningxia short-term bonds	500,000/2019	5.00%	—
2019 Ningxia short-term bonds	300,000/2020	3.97%	300,000
2019 short-term bonds	1,000,000/2020	2.45%	1,008,161
2019 short-term bonds	2,000,000/2020	2.63%	2,013,127
2019 short-term bonds	3,000,000/2020	2.00%	3,008,384
2019 short-term bonds	3,000,000/2020	2.30%	3,001,816
Total			9,331,488

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

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures for the years ended 2017, 2018 and 2019, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:

	Year Ended December 31
	2017		2018		2019
	RMB	%	RMB	%	RMB	%
	(in millions, except percentage)
Alumina	2,642.3	26.2	2,666.0	29.2	7,775.9	59.7
Primary aluminum	5,533.4	54.7	4,603.3	50.4	3,462.5	26.6
Trading	89.6	0.9	101.9	1.1	162.1	1.2
Energy	1,580.5	15.6	1,613.2	17.7	1,458.0	11.2
Corporate and others	262.2	2.6	144.0	1.6	166.0	1.3
Total	10,108.0	100.0	9,128.4	100.0	13,024.5	100.0

In 2019, we spent approximately RMB13,024.5 million of our capital expenditures (excluding equity interest investments) primarily in investments in construction, transformation and upgrading of projects, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development. Our total capital expenditure increased by 42.7% from 2018 to 2019, primarily due to our increased expenditures on project construction and expansion.

We expect our estimated capital expenditures in 2020 to be a total of approximately RMB13.9 billion, primarily for infrastructure and technology upgrading.

As of December 31, 2019, our Group’s contractual but not provided capital commitment to fixed assets investment amounted to RMB4,041.9 million.

As of December 31, 2019, our commitments to make capital contribution to our associates and joint ventures amounted to RMB443.8 million, comprised of the capital contributions of RMB400 million to Chinalco Overseas Development Co., Ltd., RMB10.0 million to Loudi Zhongyu New Materials Co., Ltd., RMB27.8 million to Shanxi Qinlv Taiyue New Materials Co., Ltd. and RMB6.0 million to Chalco Tendering Company Limited, respectively.

We expect to use primarily operating cash flow in meeting such commitments with the shortfall to be satisfied by proceeds of bank loans, short-term and long-term bonds and medium-term notes.

C.	Research and Development

For the years ended December 31, 2017, 2018 and 2019, our department of science and technology management has been responsible for organizing and coordinating the research and development efforts of the Company, and the Zhengzhou Institute, the only professional research institute in China dedicated to the research and development of aluminum smelting technologies, has been responsible for taking the lead in the research and development of important and key technologies for our operations and providing technology services for our plants. The technology centers at our plants focus on providing solutions for specific issues of each plant and applying our developed technologies. Each of the plants also has opportunities to participate in operational testing and pilot industrialization relating to research and development of important and key technologies. We also collaborate with universities and other research institutions in China on some of our complicated projects.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019, to December 31, 2019, that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements material to investors that have or are reasonably likely to have a current or future effect on our financial condition, our changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2019:

	Payment due by period
	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter
	(RMB in millions)
Lease liabilities, including current portion	14,547.5	1,729.9	1,106.7	1,333.8	10,377.1
Long-term bank and other loans, including current portion	38,835.9	3,339.7	7,525.8	9,159.0	18,811.4
Medium-term notes and bonds, including current portion	16,785.8	—	7,285.8	9,500.0	—
Short-term bonds	9,300.0	9,300.0	—	—	—
Gold leasing arrangement	6,921.9	6,921.9	—	—	—
Short-term bank and other loans	21,238.2	21,238.2	—	—	—
Interest payables for loans and borrowings	12,443.2	4,955.9	2,289.1	4,220.1	978.1
Financial liabilities at fair value through profit or loss	0.8	0.8	—	—	—
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	10,288.7	10,288.7	—	—	—
Financial liabilities included in other non-current liabilities	1,215.9	—	176.2	182.0	857.7
Trade and notes payables	12,584.8	12,584.8	—	—	—
Subtotal	144,162.7	70,359.9	18,383.6	24,394.9	31,024.3
Capital commitments on property, plant and equipment	4,041.9	N/A	N/A	N/A	N/A
Commitments for capital contribution	443.8	N/A	N/A	N/A	N/A
Total	148,648.4

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The seventh session of our Board currently consists of nine directors, including four executive directors, two non-executive directors and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People’s Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2019, and up to date of this annual report.

Name	Age	Positions with the Company
Executive Directors(1)
Lu Dongliang(2)	46	Executive Director and Chairman of the Board
Yu Dehui(3)	60	Executive Director and Chairman of the Board (resigned)
He Zhihui(4)	57	Executive Director and President
Jiang Yinggang	56	Executive Director and Senior Vice President
Zhu Runzhou	55	Executive Director and Vice President
Non-executive Directors(5)
Ao Hong	58	Non-executive Director
Wang Jun	54	Non-executive Director
Independent Non-executive Directors(6)
Chen Lijie	65	Independent Non-executive Director
Hu Shihai	65	Independent Non-executive Director
Lie-A-Cheong Tai Chong, David	60	Independent Non-executive Director

(1)	On June 25, 2019, Mr. Lu Dongliang, Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou were elected as executive Directors of the seventh session of the Board at the 2018 annual general meeting of the Company. As of the date of this annual report, we had four executive directors.

(2)	On February 21, 2019, Mr. Lu Dongliang was elected as the chairman of the sixth session of the Board and resigned from the position of the president of the Company. On June 25, 2019, Mr. Lu Dongliang was elected as the chairman of the seventh session of the Board.

(3)	On February 21, 2019, Mr. Yu Dehui resigned from the positions of the chairman of the Board and the executive director of the Company and from all other positions in each of the special committees under the Board.

(4)	On February 21, 2019, Mr. He Zhihui was appointed by the Board as the president of the Company. On April 29, 2019, he was elected as an executive director of the sixth session of the Board at the 2019 second extraordinary general meeting of the Company.

(5)	On June 25, 2019, Mr. Ao Hong and Mr. Wang Jun were elected as non-executive Directors of the seventh session of the Board at the 2018 annual general meeting of the Company. As of the date of this annual report, we had two non-executive directors.

(6)	On June 25, 2019, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David were elected as independent non-executive Directors of the seventh session of the Board at the 2018 annual general meeting of the Company. As of the date of this annual report, we had three independent non-executive directors.

Executive Directors

Lu Dongliang, aged 46, is currently an executive director and the chairman of the Board. Mr. Lu graduated from North China University of Technology majoring in accounting. He holds a bachelor’s degree in economics and is an accountant. Mr. Lu has more than 20 years of work experience in financial management and in the non-ferrous metals industry. He successively served as the cadre in the audit department of China Nonferrous Metals Industry Corporation, the officer-in-charge of the capital division of the finance department of China Copper Lead & Zinc Group Corporation, the head of the accounting division and the capital division of the finance department of Chinalco, the deputy manager and manager of the treasure management division of the finance department, the manager of the general management office, the deputy general manager and general manager of the finance department of the Company, the chief financial officer of Chalco Gansu Aluminum Electricity Co., Ltd., the assistant to the president of the Company and the general manager of Lanzhou branch of the Company, an executive director and president of Chalco Gansu Aluminum Electricity Co., Ltd., and an Executive Director, senior vice president and president of the Company. Currently, Mr. Lu also serves as the deputy general manager of Chinalco.

He Zhihui, aged 57, is currently an executive director and the president of the Company. Mr. He graduated from Huazhong Institute of Technology with a master’s degree in engineering and is a senior engineer with outstanding performance. Mr. He served as an engineer and a deputy director of the power control office, the head of the electric automation institution and the dean of the electric automation branch of Guiyang Aluminum Magnesium Design & Research Institute, the deputy dean and dean of Guiyang Aluminum Magnesium Design & Research Institute, the deputy general manager and general manager of China Aluminum International Engineering Co., Ltd., the chairman of China Nonferrous Metals Processing Technology Co., Ltd. and the secretary of the Communist Party Committee, chairman, executive director, president and chairman of the labor union of China Aluminum International Engineering Corporation Limited. Currently, Mr. He also serves as an assistant to the general manager of Chinalco.

Jiang Yinggang, aged 56, is currently an executive director and a senior vice president of the Company. Graduating from Central South University of Mining and Metallurgy majoring in the metallurgy of nonferrous metals, Mr. Jiang holds a master’s degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. Mr. Jiang has long been engaged in production operation and corporate management of production enterprises and has extensive and professional experience. He formerly served as deputy head and then head of the Corporate Management Department of Qinghai Aluminum Plant, head of Qinghai Aluminum Smelter, deputy manager and manager of Qinghai Aluminum Company Limited, general manager of the Qinghai branch of the Company, and an executive director and a vice president of the Company.

Zhu Runzhou, aged 55, is currently an executive director and a vice president of the Company. Mr. Zhu graduated from Wuhan University, majoring in software engineering, with a master’s degree in engineering. He is a senior engineer of outstanding performance. Mr. Zhu has extensive experience in energy, technologies on power plants and corporate operation and management. He had successively served as the inspection director, operation director and director of the fuel division of Gansu Jingyuan Power Plant, the deputy chief engineer, director of the inspection department and director of the first repairing department of Gansu Jingyuan Power Plant as well as the manager of Huaming Branch of Gansu Guangming Supervisory Engineering Company. Mr. Zhu also served as the chairman of the labor union, the standing director of the employee stock holding committee and the deputy general manager of Gansu Jingyuan First Power Co., Ltd., the chairman of Baiyin Huadian Water Supply Co., Ltd., head of Guodian Kaili Power Plant, director of the preparatory office of the technical transformation program of Guodian in Duyun City, deputy general manager of Guodian Guizhou Branch, deputy general manager of Guodian Yunnan Branch and general manager of Guodian Power Xuanwei Power Generation Co., Ltd., deputy general manager and general manager of Guodian Guangxi Branch, deputy general manager of the energy management department of the Company and deputy general manager of Chalco Energy, a director, the general manager and the chairman of Ningxia Energy, and the general manager of Chalco Xinjiang Aluminum Power Co., Ltd.

Non-Executive Directors

Ao Hong, aged 58, currently serves as a non-executive director on our Board. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd., the chairman of Guorui Electronics Co., Ltd., the chairman of Guo Jing Micro-electronic Holding, Limited in Hong Kong, a deputy general manager of Chinalco. During this period, he also successively served as the chairman of the supervisory committee of the Company, chairman of the labor union of Chinalco, the dean of Chinalco Research Institute of Science and Technology and the chairman of China Rare Earth Co., Ltd. and an executive director and president of the Company. Mr. Ao is currently the full-time deputy secretary of the Communist Party Committee and a director of Chinalco.

Wang Jun, aged 54, has been serving as a non-executive director on our Board since June 27, 2013. Mr. Wang graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction. He is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as an engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd., deputy manager of the real estate development department of China Yanxing Company, senior deputy manager of the equity management department, and senior manager of the business management department, senior manager, deputy general manager and general manager of the custody and settlement department in China Cinda Asset Management Co., Ltd. and general manager of the equity management department of China Cinda Asset Management Co. Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Independent Non-Executive Directors

Chen Lijie, aged 65, has been serving as an independent non-executive director on our Board since February 26, 2015. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in law. She successively acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Hu Shihai, aged 65, has been serving as an independent non-executive director on our Board since June 25, 2015. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in the power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant, deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant, manager of the production department and assistant to the general manager of Huaneng Power International, Inc. and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group.

Lie-A-Cheong Tai Chong, David, aged 60, has been serving as an independent non-executive director on our Board since December 29, 2015. He is honored with the Silver Bauhinia Star (SBS), Officier de l’Ordre National du Merite and Justice of Peace. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People’s Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convener cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region (“HKSAR”). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, a standing director of China Council for the Promotion of Peaceful National Reunification, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited and Harbor Center Development Limited, both of which are listed companies in Hong Kong.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Ye Guohua, Mr. Ou Xiaowu, Ms. Shan Shulan, Mr. Guan Xiaoguang and Mr. Yue Xuguang.

The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2019, and up to the date of this annual report.

Name(1)	Age	Positions with the Company
Ye Guohua(2)	51	Chairman of Supervisory Committee
Wu Zuoming(3)	53	Supervisor (expired)
Shan Shulan(4)	48	Supervisor
Wang Jun(5)	49	Supervisor (resigned)
Ou Xiaowu(6)	55	Supervisor
Guan Xiaoguang(7)	49	Supervisor
Yue Xuguang(8)	56	Supervisor

(1)	As of the date of this annual report, we had five supervisors.

(2)	Mr. Ye Guohua was elected as a shareholder representative supervisor of the Company at the 2018 annual general meeting of the Company held on June 25, 2019 and, on the same day, was elected as the chairman of the seventh session of the supervisory committee of the Company at first meeting of the seventh session of the supervisory committee of the Company.

(3)	The term of office of the sixth session of the supervisory committee of the Company that Mr. Wu Zuoming served as an employee representative supervisor of the Company expired on June 25, 2019, and Mr. Wu Zuoming no longer serves as a supervisor of the Company.

(4)	Ms. Shan Shulan was elected as a shareholder representative supervisor of the sixth session of the supervisory committee of the Company at the 2019 first extraordinary general meeting of the Company held on February 20, 2019 and was elected as a shareholder representative supervisor of the seventh session of the supervisory committee of the Company at the 2018 annual general meeting of the Company held on June 25, 2019.

(5)	Mr. Wang Jun resigned as a supervisor of the Company and was re-designated as the chief financial officer and the secretary to the Board on February 20, 2019.

(6)	Mr. Ou Xiaowu was elected as a shareholder representative supervisor of the Company at the 2019 third extraordinary general meeting of the Company held on December 10, 2019.

(7)	Mr. Guan Xiaoguang was elected as an employee representative supervisor of the Company at an employees’ representatives meeting of the Company held on June 25, 2019.

(8)	Mr. Yue Xuguang was elected as an employee representative supervisor of the Company at an employees’ representatives meeting of the Company held on December 10, 2019.

Ye Guohua, aged 51, is currently the chairman of the supervisory committee of the Company. Mr. Ye graduated from Shanghai University of Finance and Economics, majoring in accounting, with a bachelor’s degree in economics and is a senior accountant. Mr. Ye has extensive experience in financial management and accounting. He had successively served as the director of accounting department of the refinery of Shanghai Gaoqiao Petrochemical Company, the deputy chief accountant and head of accounting department of Sinopec Shanghai Gaoqiao Branch, the chief financial officer, executive director, a member of the Party Committee, deputy general manager of Sinopec Shanghai Petrochemical Company Limited, the director of accounting department of China Petroleum & Chemical Group Corporation, the chairman of Century Bright International Investment Company, the chairman of Sinopec Insurance Limited, the vice chairman of Taiping & Sinopec Financial Leasing Co., Ltd., a director of Sinopec Finance Co., Ltd., and a director of Sinopec Oilfield Service Corporation. Mr. Ye is also a member of the Communist Party Committee and the chief accountant of Chinalco.

Shan Shulan, aged 48, is currently a supervisor of the Company. Ms. Shan graduated from Beijing Institute of Light Industry, majoring in industrial corporate management, with a bachelor’s degree in engineering. She is a certified public accountant and statistician. Ms. Shan has extensive experience in accounting, finance management and other fields. She successively served as an economic analyst at the economic research office of Beijing Glass Instruments Plant, the financial manager of Beijing CEMFIL Glass Fiber Co. Ltd. under Saint-Gobain in China, the financial manager for Beijing region of Carrefour (China) Co., Ltd., the financial manager for China region of Baker Hughes Centrilift, the financial manager for China region of Microsoft Research Asia (China), and the business director and deputy head of budget division and the head of budget assessment division of the finance department of Chinalco. Ms. Shan currently serves as the deputy director of the finance department of Chinalco. She also concurrently serves as a supervisor of Chinalco Innovative Development Investment Company Limited and a director of Aluminum Corporation of China Overseas Holdings Limited and China Aluminum Insurance Broker (Beijing) Co., Ltd.

Ou Xiaowu, aged 55, is currently a supervisor of the Company. Mr. Ou graduated from Xiamen University with a bachelor’s degree in economics majoring in planning and statistics and is a senior auditor. Mr. Ou has extensive experience in auditing and financial management. He successively served as the deputy director and the director of the second division of the audit department and the director of the first division of the audit department in China Nonferrous Metals Industry Corporation, the deputy head of the finance department and the deputy head of the audit department of China Copper Lead & Zinc Group Corporation, the deputy general manager of our Guizhou branch, the deputy director and the director of the finance department (audit department) and the chief financial officer of the copper department of Chinalco and also served as a director and the chief financial officer of China Copper and the general manager of the finance department and audit department of the Company. Mr. Ou currently also acts as the deputy chief auditor and the director of the audit department of Chinalco, a supervisor of China Copper, a supervisor of China Aluminum International Engineering Corporation Limited, a supervisor of Chinalco High-end Manufacturing Co., Ltd., the chairman of the supervisory committee of Qinghai Yellow River Hydropower Renewable Aluminum Co., Ltd. and a supervisor of Chalco Energy.

Guan Xiaoguang, aged 49, is currently a supervisor of the Company. Mr. Guan holds a master’s degree in business administration from Peking University. He is a senior economist with rich experience in human resources management and political work. Mr. Guan has successively served as a cadre of the personnel division and deputy secretary of the Youth League Committee of the North China University of Technology, deputy secretary of the Youth League Committee of the attached agencies directly under the China Nonferrous Metals Industry Corporation, deputy director and director of the Investment Management Office of the China Nonferrous Metals Industry Association, head of business and deputy director of the office of the expert advisory committee of Chinalco, manager of the talent development and training division of the human resources department of the Company, head and deputy director of the talent development and training division of the human resources department (veteran cadre work department) of Chinalco, deputy secretary of the Party committee, chairman of the labor union and supervisor of Shandong Aluminum Co., Ltd. and deputy general manager of the president’s office (the office of the Party committee (discipline inspection commission)) of the Company. Mr. Guan currently also serves as the general manager of the president’s office (the office of the Party committee (discipline inspection commission)) of the Company.

Yue Xuguang, aged 56, is currently a supervisor of the Company. Mr. Yue graduated from Kunming Institute of Technology with a bachelor degree in engineering majoring in mineral census and exploration. He is a senior economist. He has rich experience in human resources management. Mr. Yue has successively served as the deputy head of the coordination division of the labor insurance bureau and the head of the labor management division of the personnel and education department of China Nonferrous Metals Industry Corporation, the deputy head of the general division of the personnel office of State Bureau of Nonferrous Metal Industry (enjoying the head-level treatment), the deputy head of the personnel department of Chinalco, the head of the labor division of the personnel department of Chinalco, the manager of the remuneration management division of the human resources department of the Company, the head of the general division of the general office of Chinalco, the manager of the general division of the capital operating department of the Company, the deputy general manager of the human resources department of the Company, the deputy head (departmental head level) of the human resources department (veteran cadre work department) of Chinalco, the secretary of the party committee and deputy general manager of Chinalco Asset Operation and Management Co., Ltd. Mr. Yue currently also serves as the general manager of the human resources department of the Company.

Senior Management

The table and discussion below set forth certain information concerning other members of senior management during the year ended December 31, 2019, and up to the date of this annual report.

Name	Age	Positions with the Company
Wu Maosen(1)	56	Vice President
Tian Yong(2)	60	Vice President (resigned)
Wang Jun(3)	49	Chief Financial Officer and Secretary to the Board
Zhang Zhankui(4)	61	Chief Financial Officer and Secretary to the Board (resigned)

(1)	On March 21, 2019, Mr. Wu Maosen was appointed at the 40th meeting of the sixth session of the Board as the vice president of the Company.

(2)	Mr. Tian Yong resigned from the position of the vice president of the Company due to reaching statutory retirement age on February 27, 2020.

(3)	On February 20, 2019, Mr. Wang Jun resigned as a supervisor of the Company and was re-designated as the chief financial officer and the secretary to the Board at the 38th meeting of the sixth session of the Board.

(4)	Mr. Zhang Zhankui resigned from the position of the chief financial officer and the secretary to the Board of the Company due to reaching statutory retirement age on February 20, 2019.

Wu Maosen, aged 56, is currently a vice president of the Company. Mr. Wu graduated from Dalian Railway College with a bachelor’s degree in engineering, majoring in welding technology and equipment. He is a senior engineer with excellent performance. Mr. Wu has extensive experience in corporate management. He had successively served as the deputy head of the alumina branch, the deputy head of the overhauling branch and the director of the transport department of Shanxi Aluminum Plant, the assistant to the general manager of our Shanxi branch, the deputy commander-in-chief of the engineering and construction command department of Chalco Shanxi, a deputy general manager of Shanxi Huaze, the deputy head and head of Shanxi Aluminum Plant, a director and a general manager and the secretary of the Party Committee of Qinghai Huanghe Hydropower Regeneration Aluminum Co., Ltd., the secretary of the Party Committee, an executive director and general manager of Chalco Asset Operation and Management Company and successively served as an executive director of Chinalco Shanghai, an executive director and the general manager of Chalco Industrial Development Co., Ltd., the chairman of the board of Huaxi Aluminum, the chairman of the board and the general manager of Chalco Investment and Development Co., Ltd., the deputy team- leader of the team aiming at making up deficits and shaking off dilemma, transforming and upgrading of our Shanxi branch and Shanxi Aluminum Plant and the chairman and an executive director of the board of Chinalco Research Institute of Science and Technology Co., Ltd. Mr. Wu currently also serves as the deputy team-leader of the team aiming at making up deficits and shaking off dilemma, transforming and upgrading of our Shanxi branch and Shanxi Aluminum Plant.

Wang Jun, aged 49, resigned as a supervisor of the Company on February 20, 2019 and was appointed on the same day as, and currently is, the chief financial officer and secretary to the Board (company secretary) of the Company. Mr. Wang obtained a master’s degree in business administration from Tsinghua University. He is a senior accountant and a member of the Chartered Institute of Management Accountants (CIMA). He has also been recognized as a national top accounting leading talent. Mr. Wang has worked in grassroots units, overseas companies, listed companies and various departments of the group, and has extensive experience in financial accounting, fund management and capital operation. Mr. Wang successively served as the deputy manager and manager of treasury management division of finance department of Chinalco, the general representative of the Peru office of Chinalco, a director and senior auditing manager of Minera Chinalco Perú S.A., the chief financial officer and the manager of finance department of Chinalco Resources Corporation, the chief financial officer of China Aluminum International Engineering Co., Ltd., an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited, the deputy chief accountant, general manager of finance department and capital operating department of Chinalco and a supervisor of the Company. Mr. Wang is currently the chairman of the supervisory committee of China Rare Metals and Rare Earths Company Ltd. and a director of China Aluminum International Engineering Corporation Limited, Chinalco Capital Holdings Co., Ltd. and Chinalco Finance. He is also a director of Aluminum Corporation of China Overseas Holdings Limited.

B.            Compensation

Executive Compensation

Executive directors are entitled to a director’s fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director’s fees. In 2019, the aggregate amount of cash compensation paid by us to our directors, supervisors and other members of senior management for services performed in connection with their respective capacities above was approximately RMB3.6 million, RMB2.3 million and RMB2.5 million, respectively. Our executive directors and supervisors who are employees also receive compensation in forms including allowances, subsidies and medical care, maternity, unemployment, occupational injury and other benefits. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2019 are as follows:

Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total
	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)
Directors
Executive Directors
Yu Dehui	—	—	—	—	—
Lu Dongliang	—	—	—	—	—
He Zhihui	—	885	—	73	958
Jiang Yinggang	—	889	—	88	977
Zhu Runzhou	—	833	—	88	921

Non-Executive Directors
Ao Hong	—	—	—	—	—
Wang Jun	150	—	—	—	150

Independent Non-Executive Directors
Lie-A-Cheong Tai Chong, David	210	—	—	—	210

Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total
	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)
Chen Lijie	210	—	—	—	210
Hu Shihai	210	—	—	—	210
Subtotal	780	2,607	—	249	3,636

Supervisors
Ye Guohua	—	—	—	—	—
Shan Shulan	—	—	—	—	—
Guan Xiaoguang	—	710	—	88	798
Ou Xiaowu	—	—	—	—	—
Yue Xuguang	—	770	—	88	858
Wu Zuoming	—	578	—	88	666
Subtotal	—	2,058	—	264	2,322
Total	780	4,665	—	513	5,958

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

C.            Board Practices

Board of Directors

All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Each of our directors and supervisors has entered into a service contract with us, none of which can be terminated by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of directors, supervisors or other senior management personnel. Two of the supervisors is an employee representative appointed by our employees and the rest are appointed by the shareholders. The following table sets forth the number of years our current directors and supervisors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term
Lu Dongliang	June 28, 2016	June 30, 2022
He Zhihui	April 29, 2019	June 30, 2022
Jiang Yinggang	June 27, 2013	June 30, 2022
Zhu Runzhou	December 11, 2018	June 30, 2022
Ao Hong	February 13, 2018	June 30, 2022
Wang Jun	June 27, 2013	June 30, 2022
Chen Lijie	February 26, 2015	February 28, 2021
Hu Shihai	June 25, 2015	June 30, 2021
Lie-A-Cheong Tai Chong, David	December 29, 2015	December 31, 2021

Name	Held Position Since	Expiration of Term
Ye Guohua	December 11, 2018	June 30, 2022
Shan Shulan	February 20, 2019	June 30, 2022
Ou Xiaowu	December 10, 2019	June 30, 2022
Guan Xiaoguang	June 25, 2019	June 30, 2022
Yue Xuguang	December 10, 2019	June 30, 2022

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

Remuneration Committee

As at the date of this annual report, our remuneration committee consists of one non-executive director, namely Mr. Ao Hong, and two independent non-executive directors, namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Hu Shihai is the chairman of the remuneration committee. The primary duties of our remuneration committee as set out in the committee charter include: preparing the remuneration management scheme and remuneration proposal for directors, employee-representative supervisors and senior management, and providing suggestions to the Board; preparing measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and providing suggestions to the Board; monitoring the implementation of the remuneration system of our Company; reviewing senior management’s fulfilment of duties and conducting performance assessments; and other functions and authorities delegated by the Board. In 2019, the remuneration committee convened one meeting to consider and approve remuneration standards for 2019 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

As at the date of this annual report, our nomination committee consists of two executive directors, namely Mr. Lu Dongliang and Mr. He Zhihui, and three independent non-executive directors, namely Mr. Lie-A-Cheong Tai Chong, David, Mr. Hu Shihai and Ms. Chen Lijie. Mr. Lu Dongliang is the chairman of our nomination committee. The primary duties of our nomination committee as set out in the committee charter include: studying the selection standards and procedures for directors, senior management and members of special committees under the Board and providing suggestions to the Board; reviewing the qualification of candidates for directors, senior management and members of special committees under the Board and providing advice on inspection and appointment; assessing the independence of independent non-executive directors; and other functions and authorities delegated by the Board.

We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee which must be composed entirely of independent directors.

Development and Planning Committee

As at the date of this annual report, our development and planning committee consists of three executive directors, namely Mr. Lu Dongliang, Mr. He Zhihui and Mr. Zhu Runzhou, and one independent non-executive director, namely Mr. Hu Shihai. Mr. Lu Dongliang is the chairman of our development and planning committee. In accordance with the committee charter, the committee reviews and assesses our strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns.

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

Supervisory Committee

As at the date of this annual report, our supervisory committee consists of five supervisors, namely Mr. Ye Guohua, Mr. Ou Xiaowu and Ms. Shan Shulan as our shareholder representative supervisors and Mr. Guan Xiaoguang and Mr. Yue Xuguang as our employee representative supervisors.

Mr. Ye Guohua is the chairman of our supervisory committee. During 2019, Mr. Wang Jun was our shareholder representative supervisor and Mr. Wu Zuoming was our employee representative supervisor. Mr. Wang Jun resigned as a shareholder representative supervisor of the Company and was re-designated as the chief financial officer and the secretary to the Board of the Company on February 20, 2019. Mr. Wu Zuoming no longer serves as an employee representative supervisor of the Company due to the expiration on June 25, 2019 of the term of office of the sixth session of the supervisory committee of the Company that he served. The term of all members of the supervisory committee will expire upon the election of the eighth session of supervisory committee at the general meeting and employees’ representatives meeting of the Company by the end of June 2022. The primary duties of our supervisory committee include: inspecting implementation of resolutions of the general meetings; inspecting legal compliance of our operations; inspecting our financial activities; inspecting the utilization of proceeds raised by us; inspecting the acquisitions and disposals of our assets; inspecting our connected transactions; and reviewing self-assessment report on internal control.

D.             Employees

As of December 31, 2017, 2018 and 2019, we had 64,794, 65,211 and 65,507 employees, respectively. The number of our employees increased from 2018 to 2019, which was mainly due to increasing demand for human resources arising from our newly completed and ongoing projects. The table below sets forth the number of our employees by function and location as of the periods indicated:

	As of December 31,
	2017		2018		2019
Function		(%)		(%)		(%)
Alumina production	27,808	42.91	28,038	43.00	28,437	43.41
Primary aluminum production	23,648	36.50	23,630	36.24	22,189	33.87
Mining operation	2,657	4.10	2,700	4.14	3,996	6.10
Research and development	991	1.53	1,024	1.57	1,101	1.68
Sales and marketing	544	0.84	548	0.84	819	1.25
Energy	5,790	8.94	5,997	9.20	6,017	9.19
Management and others(1)	3,356	5.18	3,274	5.02	2,948	4.50
Total	64,794	100.00	65,211	100.0	65,507	100.0

(1)	Excluding our management personnel for alumina production, and primary aluminum production.

Location	Employees	% of Total
Shandong	6,211	9.48
Chalco Shandong	5,799	8.85
Shandong Huayu	412	0.63
Henan	10,780	16.46
Chalco Mining	5,986	9.14
Zhongzhou Aluminum	4,129	6.30
Zhengzhou Institute	665	1.02
Guizhou	7,059	10.78
Guizhou Huajin	819	1.25
Guizhou branch	3,228	4.93
Zunyi Aluminum	2,238	3.42
Guizhou Huaren	774	1.18
Guangxi	2,705	4.13
Guangxi branch	2,705	4.13
Shanxi	12,455	19.01
Shanxi branch	2,619	4.00
Shanxi Huasheng	928	1.42
Shanxi New Material	6,432	9.82
Xinghua Technology	505	0.77
Shanxi Huaxing	910	1.39
Shanxi Zhongrun	1,061	1.62
Gansu	6,042	9.22
Lanzhou Aluminum	2,830	4.32
Gansu Hualu	1,162	1.77
Liancheng branch	2,050	3.13
Liaoning	1,333	2.03
Fushun Aluminum	1,333	2.03
Qinghai	3,351	5.12
Qinghai branch	3,351	5.12
Chongqing	69	0.11
Chongqing branch	69	0.11
Inner Mongolia	5,710	8.72
Baotou Aluminum	5,710	8.72
Ningxia	5,944	9.07
Ningxia Energy	5,944	9.07
Shanghai	332	0.51
Chalco Shanghai	25	0.04
Chalco Trading Group	307	0.47
Beijing	2,888	4.41
Chalco Materials	102	0.16
Chalco Energy	73	0.11
Chalco Logistics	2,713	4.14
Others	438	0.67
Headquarters	190	0.29
Total	65,507	100.00

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

The remuneration package of our employees includes salary, bonuses, subsidies, allowances and medical care, housing subsidies, maternity, unemployment, occupational injury, retirement pension and other benefits.

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees’ salaries, bonuses and various allowances. As the relevant PRC authorities adjusted the social insurance rate, the amount of contribution as a percentage of the employees’ salary has been adjusted to approximately 16% from approximately 20% since May 1, 2019. We have made all required pension contributions up to December 31, 2019. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E.            Share Ownership

As of the date of this annual report, the following directors, supervisors or senior management own an interest in shares of our Company:

Name	Position	Share class	Number of shares	% of respective share class
Jiang Yinggang	Executive Director and Senior Vice President	A Share	10,000	<0.1%

Item 7.      Major Shareholders and Related Party Transactions

A.            Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 32.06% of our outstanding ordinary Shares directly and indirectly through its controlled entities as of March 31, 2020. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. As of March 31, 2020, approximately 67.94% of our total outstanding ordinary Shares are held by public shareholders, of which 45.72% and 22.22% are owned by holders of A Shares and H Shares, respectively. The following table sets forth information regarding ownership of our issued and outstanding capital stock as of March 31, 2020. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of any class of shares.

	March 31, 2020(2)
Holders of A Shares and H Shares(1)	Number of shares		% of respective share class		% of issued total share capital

Chinalco(3)
A Shares	5,295,895,019	(L)(4)	40.49	(L)	31.11	(L)
H Shares	162,276,000	(L)	4.11	(L)	0.95	(L)

China Huarong Asset Management Co., Ltd.(5)
A Shares	841,600,264	(L)	6.43	(L)	4.94	(L)

China Life Insurance (Group) Company(6)
A Shares	671,882,629	(L)	5.14	(L)	3.95	(L)

JPMorgan Chase & Co.(7)
H Shares	351,880,809	(L)	8.92	(L)	2.07	(L)
	29,697,146	(S) (8)	0.75	(S)	0.17	(S)
	302,276,258	(P)(9)	7.66	(P)	1.78	(P)

The Capital Group Companies, Inc.(10)
H Shares	275,175,500	(L)	6.98	(L)	1.62	(L)

	March 31, 2020(2)
Holders of A Shares and H Shares(1)	Number of shares		% of respective share class		% of issued total share capital

BlackRock, Inc.(11)
H Shares	230,932,700	(L)	5.86	(L)	1.36	(L)
	2,356,000	(S)	0.06	(S)	0.01	(S)
Brown Brothers Harriman & Co.
H Shares	199,817,327	(L)	5.07	(L)	1.17	(L)
	199,817,327	(P)	5.07	(P)	1.17	(P)

Citigroup Inc.(12)
H Shares	198,101,110	(L)	5.02	(L)	1.16	(L)
	3,548,000	(S)	0.08	(S)	0.02	(S)
	187,977,159	(P)	4.76	(P)	1.10	(P)

(1)	Except for the information relating to Chinalco and China Huarong Asset Management Co., Ltd., information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.
(2)	As at March 31, 2020, the total number of our A Shares was 13,078,706,983, the total number of our H Shares was 3,943,965,968, and the number of our total issued shares is 17,022,672,951 shares.

(3)	Including 5,050,376,970 A Shares directly held by Chinalco, an aggregate interest of 245,518,049 A Shares directly held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum Group and 7,140,254 A Shares held by Chalco Shanxi Aluminum Co., Ltd. and an interest of 162,276,000 H Shares directly held by Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Chinalco.

(4)	The letter “L” denotes a long position.
(5)	These interests were held directly by Huarong Ruitong Equity Investment Management Co., Ltd. controlled by China Huarong Asset Management Co., Ltd.
(6)	These interests were held directly by China Life Insurance Company Limited controlled by China Life Insurance (Group) Company.

(7)	These interests were held directly by various corporations controlled by JP Morgan Chase & Co. Among the aggregate interests in the long position in H shares, 10,179,854 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 17,458,101 H shares were held as derivatives.

(8)	The letter “S” denotes a short position.

(9)	The letter “P” denotes a lending pool.

(10)	These interests were held directly by Capital Research and Management Company controlled by The Capital Group Companies, Inc.

(11)	These interests were held directly by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the long position in H shares, 950,000 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 2,118,000 H shares were held as derivatives.

(12)	These interests were held directly by various corporations controlled by Citigroup Inc. Among the aggregate interests in the long position in H shares, 8,446,275 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 3,548,000 H shares were held as derivatives.

We are not aware of any arrangement that may on a subsequent date result in a change of control of Chalco. We have completed the Asset Restructuring through capital contributions by several investors to our subsidiaries and subsequent issuance of additional A Shares to these investors to purchase their entire stake in these subsidiaries. On February 25, 2019, we issued to the investors approximately 2.1 billion A Shares in aggregate, representing approximately 12.45% of the enlarged total issued share capital of the Company. See “Item 4. Information on the Company - A. History and Development of the Company - Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for detailed information of the Asset Restructuring. For the period from June 25, 2018 to June 24, 2019, Chinalco increased its shareholding in the Company by 160,512,964 A shares and 115,276,000 H shares on a cumulative basis, representing approximately 0.94% and 0.68% of our total issued share capital as of June 24, 2019, respectively. See “Item 4. Information on the Company - A. History and Development of the Company - Controlling Shareholder’s Shareholding Increase in the Company” for detailed information of the shareholding increase.

As of March 31, 2020, there were 44 registered holders of ADRs evidencing 5,508,084 of our ADSs.

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

The following table sets forth the details of our major connected transactions for the year ended December 31, 2019.

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2019	Cap for 2019
			(RMB in millions)	(RMB in millions)
Continuing Connected Transactions
Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	309	Annual cap: 500

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2019	Cap for 2019
			(RMB in millions)	(RMB in millions)
General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.

The original agreement was entered on into November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and entered on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January, 1 2016 to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021. On June 3, 2019, we and Chinalco entered into a supplemental agreement to revise the scope of mutual supply of products and include the pricing principles and methods of payment for the additional products subject to mutual supply.

			8,903	Annual cap for expenditure transactions: 14,100
	We provide Chinalco with products including, among other things, aluminum and alumina products, supporting services and ancillary production services.		14,300	Annual cap for revenue transactions: 28,400
Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to bauxite and limestone requirements.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired in December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	22	Annual cap: 360

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2019	Cap for 2019
			(RMB in millions)	(RMB in millions)
Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	2,950	Annual cap: 9,500
Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001, for a term of 50 years, expiring on June 30, 2051.	437	Annual cap: 500
Fixed Assets Lease Framework Agreement (Counterparty: Chinalco)	We have agreed with Chinalco to provide leases to each other regarding buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to production and operation.	The original agreement was entered into on April 28, 2015 and expired on December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	62	Annual cap for expenditure transactions: 200
			53	Annual cap for revenue transactions: 100
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

		The original agreement expired on August 25, 2012, for a term of 1 year. Pursuant to the financial services agreement renewed on August 24, 2012, the term was extended and expired on August 25, 2015. Pursuant to the financial services agreement renewed on April 28, 2015, the term was renewed for a term of 3 years from August 26, 2015, and was amended and replaced as a whole by a new financial services agreement. The new financial services agreement was entered on October 26, 2017, for a term of 3 years, expiring on October 25, 2020.	3,285	Daily cap of deposit balance (including accrued interests): 12,000
			2,065	Daily cap of loan balance (including accrued interests): 15,000
			-	Other financial services: 50

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2019	Cap for 2019
			(RMB in millions)	(RMB in millions)

Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.)	Chinalco Finance Lease Co., Ltd. provides finance lease services to us.	The original finance lease framework agreement was entered into between the Company and Chinalco Lease on August 27, 2015, with a term from August 27, 2015, to December 31, 2016. A new finance lease framework agreement was entered into between the Company and Chinalco Lease on November 13, 2015, with a term of 3 years from January 1, 2016, to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	1,418	10,000
Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.)	Chinalco Commercial Factoring (Tianjin) Co., Ltd. provides factoring financing services to the Company.	The original agreement was entered on September 27, 2017, and expired on December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	158	3,000
Labor and Engineering Services Framework Agreement (Counterparty: Chalco Steering Intelligent Technology Co., Ltd.)	Chalco Steering Intelligent Technology Co., Ltd. provides us with engineering services and labor services which include, among other things, equipment repairs, intelligent industrial design and maintenance.	Pursuant to the agreement entered into on September 17, 2018, the term is from January 1, 2018 to December 31, 2020, for a term of three years.	36	Annual cap: 100

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2019	Cap for 2019
			(RMB in millions)	(RMB in millions)
One-Off Connected Transactions(1)
Assets Transfer Agreement (Parties: Shanxi New Material and Chinalco Shanxi Aluminum Co., Ltd.)	Shanxi New Material acquired certain assets of Chinalco Shanxi Aluminum Co., Ltd.	January 30, 2019	177.2 (total consideration)	N/A
Capital Contribution Agreement (Parties: Chalco Trading Group, Chalco Logistics, Chinalco Commercial Factoring (Tianjin) Co., Ltd. and Chinalco Capital Holdings Co., Ltd.)

Each of Chalco Trading Group and Chalco Logistics made a capital contribution of RMB100 million in cash to Chinalco Commercial Factoring (Tianjin) Co., Ltd., respectively.

Upon completion of the capital contribution, Chalco Trading Group, Chalco Logistics and Chinalco Capital Holdings Co., Ltd. owned approximately 17.2%, 17.2% and 65.6% equity interests of Commercial Factoring (Tianjin) Co., Ltd., respectively.

		January 30, 2019	200 (capital contribution)	N/A
Capital Contribution Agreement (Counterparties: Chinalco Innovative Development Investment Company Limited and China Aluminum Nanhai Alloy Co., Ltd.)

We made a capital contribution to Chinalco Innovative Development Investment Company Limited with our 100% equity interests in China Aluminum Nanhai Alloy Co., Ltd.

Upon completion of the capital contribution, we and Chinalco owned approximately 19.5% and 80.5% equity interests in Chinalco Innovative Development Investment Company Limited, respectively.

		January 30, 2019	350.9 (appraised value of capital contribution)	N/A
Equity Transfer Agreements (Parties: Chalco Energy and Chinalco Environmental Protection and Energy Conservation Co., Ltd.)

Chalco Energy disposed its 40% equity interests in Inner Mongolia Fengrong Electricity Allocation and Sales Co., Ltd. and 60% equity interests in Ningxia Fenghao Electricity Allocation and Sales Co., Ltd. to Chinalco Environmental Protection

and Energy Conservation Co., Ltd, respectively.

		February 20, 2019	41.6 (total consideration)	N/A

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2019	Cap for 2019
			(RMB in millions)	(RMB in millions)

Capital Contribution Agreement (Counterparties: Chinalco and Chinalco Capital Holdings Co., Ltd.)	We and Chinalco made respective capital contribution in cash to Chinalco Capital Holdings Co., Ltd. on a pro rata basis in accordance with their shareholdings thereof.	March 28, 2019	176.5 (our capital contribution); 1,023.5 (Chinalco’s capital contribution)	N/A
Equity Transfer Agreement (Parties: Chalco Shanghai, China Nonferrous Metals Processing Technology Co., Ltd. and Suzhou Engineering & Research Institute for Nonferrous Metal Research Co., Ltd.)

Chalco Shanghai acquired 70% and 30% equity interests in Suzhou Nonferrous Metals Materials Science and Technical Development Co., Ltd. from China Nonferrous Metals Processing Technology Co., Ltd. and Suzhou Engineering & Research Institute for Nonferrous Metal Research Co., Ltd., respectively.

		April 29, 2019	0.2 (total consideration)	N/A

___________________

(1)	See “Item 4. Information on the Company - A. History and Development of the Company - Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares”; “- Transfer of Primary Aluminum Capacity Quota of Shanxi Huasheng”; “- Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets”; “- Subscription for A Shares of Yunnan Aluminum”; and “- Capital Contribution to Yixin Aluminum” for detailed information of other one-off connected transactions.

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows:

(a)	Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(1)	The price prescribed by the PRC government (“State-prescribed price”) is adopted;

(2)	If there is no State-prescribed price, the price recommended in guidance issued by the PRC government (“State-guidance price”) is adopted;

(3)	If there is neither a State-prescribed price nor a State-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and

(4)	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(b)	Utility services, including electricity, gas, heat and water, are provided at State-prescribed prices.

(c)	Engineering, project construction and supervisory services were provided for our construction projects. The State-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

(d)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

(e)	Social services and logistics services provided by Chinalco cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (a) above.

(f)	Pursuant to the Land Use Rights Lease Agreements entered into between Chinalco and us, operating leases for industrial or commercial land are charged at the market rent rate. We also entered into a building rental agreement with Chinalco and pays rent based on the market rate for its lease of buildings owned by Chinalco.

(g)	Other services are environmental protection operation services. The prevailing market price is adopted for pricing purposes.

(h)	See Note 35(a) to our audited consolidated financial statements for more detailed information about our significant related party transactions.

During the years ended December 31, 2017, 2018 and 2019, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2017, 2018 and 2019 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government.

We provide the following additional information on significant related party transactions during the periods indicated based on Note 35 to our audited consolidated financial statements:

(a)	Significant related party transactions

	For the year ended December 31
	2017	2018	2019
	(RMB in thousands)
Sales of goods and services rendered:
Sales of materials and finished goods to:
Chinalco and its subsidiaries	10,658,507	11,248,625	13,612,817
Associates of Chinalco	682,992	897,642	514,414
Joint ventures	2,031,159	4,462,670	5,676,548
Associates	724,658	2,626,780	3,812,565
	14,097,316	19,235,717	23,616,344
Provision of utility services to:
Chinalco and its subsidiaries	581,566	620,552	687,290

	For the year ended December 31
	2017	2018	2019
	(RMB in thousands)
Associates of Chinalco	8,776	15,719	4,062
Joint Ventures	118,280	186,672	263,436
Associates	1,122	24,309	35,650
	709,744	847,252	990,438
Provision of engineering, construction and supervisory services to:
Chinalco and its subsidiaries	77,095	5,981	—
Joint ventures	2,046	—	—
Associates	—	1,725	—
	79,141	7,706	—
Rental revenue of land use rights and buildings from:
Chinalco and its subsidiaries	40,875	31,551	52,571
Associates of Chinalco	—	—	65
Joint ventures	426	1,545	1,967
Associates	—	1,511	775
	41,301	34,607	55,378
Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	1,071,283	2,088,338	2,949,866
Joint ventures	—	2,100	69,332
Associates	134,072	405,993	218,616
	1,205,355	2,496,431	3,237,814

Purchases of key and auxiliary materials and finished goods from:
Chinalco and its subsidiaries	3,850,073	3,513,420	8,161,223
Associates of Chinalco	—	18,917	18
Joint ventures	6,516,087	8,182,251	2,647,234
Associates	1,175	2,108,072	1,893,449
	10,367,335	13,822,660	12,701,924

Provision of social services and logistics services by: Chinalco and its subsidiaries	326,830	312,062	309,180

Provision of utilities services by:
Chinalco and its subsidiaries	1,412,722	992,827	763,812
Associates of Chinalco	—	96,510	100,835
Joint Ventures	19,537	26,269	280,523
Associates	—	77,432	8,326
	1,432,259	1,193,038	1,153,496

Provision of other services by:
A joint venture	269,204	226,280	272,220
Rental expenses for buildings and land use rights charged by: Chinalco and its subsidiaries	509,848	501,866	499,191

Other significant related party transactions:
Borrowing from a subsidiary of Chinalco	4,010,000	6,525,000	3,890,000
Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco	225,934	143,415	141,991

	For the year ended December 31
	2017	2018	2019
	(RMB in thousands)
Entrusted loan and other borrowings to:
Joint ventures	500,000	—	—
An associate	1,100,000	—	—
	1,600,000	—	—
Interest income on entrusted loan and other borrowings to:
Joint ventures	41,005	—	—
An associate	24,425	—	—
	65,430	—	—
Interest income from the unpaid disposal proceeds from:
Chinalco and its subsidiaries	117,587	—	—
Consideration to acquire the shares in the subsidiaries of Chinalco
Investment to Yunnan Aluminum		—	1,287,608
Investment to Yixin Aluminum	—-	—	850,000
	—	—	2,137,608
Disposal of electronic aluminum capacity quota to a subsidiary of Chinalco	—	—	800,000
Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	600,000	224,000	500,000
Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	600,036	224,000	558,924
Trade receivable factoring arrangement from a subsidiary of Chinalco	1,570,000	470,101	136,656
Discounted notes receivable to a subsidiary of Chinalco	523,253	756,000	679,517
Provision of financial guarantees to:
Joint ventures	18,350	12,450	12,450

Financial guarantees provided by:
Subsidiaries of Chinalco	4,000	—	—

(b)	Balances with related parties

	As of December 31,
	2018	2019
Cash and cash equivalents deposited with
A subsidiary of Chinalco	9,101,541	3,285,093

Trade and notes receivables
Chinalco and its subsidiaries	1,281,395	1,054,168
Associates of Chinalco	18,655	6,034
Joint ventures	819,878	788,183
Associates	6,615	25
	2,126,543	1,848,410
Provision for impairment of receivables	(77,657)	(17,815)
	2,048,886	1,830,595
Other current assets
Chinalco and its subsidiaries	830,615	482,195
Joint ventures	1,424,678	1,503,505
Associates	29,701	47,743
	2,284,994	2,033,443
Provision for impairment of other current assets	(40,830)	(30,509)
	2,244,164	2,002,934

	As of December 31
	2018	2019
Other non-current assets
Associates	111,845	111,845

Interest-bearing loans and borrowings
Subsidiaries of Chinalco (including lease liabilities)	4,373,033	9,857,187

Trade and notes payables
Chinalco and its subsidiaries	404,278	334,840
Joint ventures	631,570	527,744
Associates	13,033	9,789
Associates of Chinalco	4,012	917
	1,052,893	873,290
Other payables and accrued liabilities
Chinalco and its subsidiaries	1,930,947	1,810,514
Associates of Chinalco	17,128	17,056
Associates	148,978	80,012
Joint ventures	8,860	73,823
	2,105,913	1,981,405
Contract liabilities
Chinalco and its subsidiaries	22,307	29,210
Associates of Chinalco	20	—
Associates	12,451	223
Joint ventures	94,367	56,010
	129,145	85,443

Guarantees

We provided guarantees to our related parties to guarantee their loans during the period from January 1, 2019 to March 31, 2020. The outstanding balance of the loans we guaranteed was RMB12.45 million as of March 31, 2020 and the largest amount outstanding of the loans we guaranteed during the period from January 1, 2019 to March 31, 2020 was RMB12.45 million. The interest rates on such loans range from 4.9% to 6.53% per annum.

Our related parties also provided guarantees to us to guarantee our loans during the period from January 1, 2019 to March 31, 2020. The outstanding balance of the loans guaranteed by our related parties was RMB218 million as of March 31, 2020 and the largest amount outstanding of the loans guaranteed by our related parties during the period from January 1, 2019 to March 31, 2020 was RMB218 million. The interest rate on such loan range from 6.4% to 6.4125% per annum.

Loans

We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2019 to March 31, 2020. The outstanding balance of such entrusted loans was mainly RMB675 million as of March 31, 2020 and the largest amount outstanding of the entrusted loans during the period from January 1, 2019 to March 31, 2020 was RMB675 million. The interest rates on such entrusted loans range from 4.3% to 10% per annum.

Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2019 to March 31, 2020. The outstanding balance of such loans was RMB2.16 billion as of March 31, 2020 and the largest amount outstanding of the loans during the period from January 1, 2019 to March 31, 2020 was RMB4.14 billion. The interest rates on such loans range from 3.075% to 5.23% per annum.

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

We believe that our dividend policy strikes a balance between two important goals of providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

●	our financial results;

●	capital requirements;

●	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

●	our shareholders’ interests;

●	the effect on our creditworthiness;

●	general business conditions; and

●	other factors our Board may deem relevant.

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

More specifically, under such policy, we may make dividends in cash, in shares or in a combination of both cash and shares. Subject to conditions, we may make interim profit distributions. Save in exceptional circumstances, if our profit for the year and our cumulative undistributed profit are positive, we may make dividend in cash and (i) the profit to be distributed in cash per annum will not be less than 10% of the distributable profit realized for that year, or (ii) the total profit to be distributed in cash in the past three years will not be less than 30% of the average annual distributable profit realized in the past three years.

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

Directors’ power to vote on matters in which he or she has an interest

Under Article 174, a director shall not vote in any resolution of the board of directors for approving any contract, transaction or arrangement in which such director or any of his associates (as defined in the applicable rules governing the listing of securities amended from time to time) is materially interested, and shall not be counted into the quorum of the meeting either. Unless the interested director has disclosed his or her interest to the board of directors in accordance with the Article 174 and the contract, transaction or arrangement has been approved by the board of directors at a meeting in which the interested director is not counted in the quorum and has refrained from voting, a contract, transaction or arrangement in which such director is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by such director. According to Article 86(2), matters concerning the remuneration of directors shall be decided by the shareholders’ general meeting.

Borrowing powers

Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures and the charging or mortgaging of part or whole of our business or properties and other rights permitted. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than (a) provisions which give the directors the power to formulate proposals for the issuance of debentures by us; (b) Article 87(2), which provides that the issuance of bonds must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 112(4), which provides that the directors have the power to formulate our annual final financial budgets and final accounts.

Age limit for retirement

There is no provision pertaining to the retirement of directors pursuant to an age limit requirement in our Articles of Association.

Directors’ qualifying shares

Under Article 107, the directors are not required to hold any qualifying shares.

Dividend rights

Article 55(1) provides that holders of our ordinary shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 49, when we convene a shareholders’ general meeting, distribute dividends, liquidate or perform other activities that require the verification of equity rights, the Board or the general meeting convener must specify a date as the record date. The shareholders registered in the shareholder register at closing on the record date are our shareholders entitled to appropriate rights and interests. Article 207 provides that under the premise of obeying the laws of the PRC, we have the right to forfeit the unclaimed dividends, subject to the expiry of the applicable relevant limitation period.

Voting rights

Article 55(2) provides that holders of our ordinary shares have the right to lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at shareholders’ meetings in respect of the number of shares held. Each ordinary share is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholders’ meetings, except for (i) the cumulative voting system under Article 110; and (ii) meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class, but Article 98 provides that interested shareholders shall not vote at class shareholders’ meetings. Article 110 provides that in case that the our controlling shareholders’ shareholding percentage is more than 30%, the cumulative voting system may be implemented for the election of directors and supervisors at a shareholders’ general meeting.

A special resolution of the shareholders’ general meeting will be required for important matters specified in Article 87, such as the increase or reduction of the registered capital and issuance of any class of shares, amendments to our Articles of Association, and our division, merger, dissolution and liquidation, and a special resolution must be adopted by shareholders in attendance (including proxies) at the meeting with supermajority votes as set forth in Article 80. For other matters to be approved in a shareholders’ general meeting, an ordinary resolution as set forth in Article 80 will need to be adopted.

Rights to share profits

Article 61(7) provides that a plan for profit distribution and a plan for making up for losses formulated by the Board in accordance with Article 112(6) must be approved by way of the shareholders’ general meeting.

Rights to share surplus in the event of liquidation

Article 55(6) provides that the holders of ordinary shares have the right to participate in the distribution of our surplus assets in proportion to the number of shares held in the event of the termination or liquidation of us. Article 228 sets forth the order of priority of payments out of our properties in the event of liquidation.

Enforceability of Shareholders’ Rights

Our Articles of Association provide that, with certain limited exceptions, where disputes and claims which concern our affairs and are based on rights or obligations provided for in our Articles of Association, the Company Law of the PRC or other relevant laws arise between holders of H Shares and us, holders of A Shares, or our director, supervisor, general manager or other senior management staff, such disputes and claims must be submitted to arbitration. Chapter 23 of our Articles of Association sets forth further details of the dispute resolution procedure.

Redemption provisions; sinking fund provisions and liability to further capital calls

Article 30 provides that we may repurchase issued shares in compliance with the requirements provided in relevant PRC laws and regulations, regulatory requirements or the Articles of Association and with the approvals from the relevant governing authorities of PRC under the following circumstances: (1) reduction of our registered capital; (2) merger with another company which owns our shares; (3) use of shares for our employee shareholding scheme or as equity incentive; (4) shareholders disagreeing with our general meeting’s resolution on merger or division and requiring us to acquire the shares in their possession; (5) use of shares for conversion of corporate bonds convertible into our shares; (6) where it is necessary to safeguard our value and the rights and interests of our shareholders; and (7) other circumstances required by law and administrative regulations. Under Articles 32 and 33, share repurchases by agreements outside a stock exchange are generally subject to our shareholders’ approval. Under Article 33, share repurchases under the circumstances described in item (1), (2) and (3) above shall be resolved at the shareholders’ general meeting, while share repurchases under the circumstances described in item (5) and (6) above shall be subject to approval by more than two-thirds of directors present at the meeting of the Board.

No securities issued by us are redeemable, entitled to a sinking fund or subject to liability for further capital calls.

Actions necessary to change the rights of holders of our shares or holders of a class of shares

Under Article 87(5), revision of any rights of class shareholders, e.g., rights to dividends, share profits or surplus in the event of liquidation or voting rights, requires a special resolution of the shareholders’ general meeting. A special resolution must be adopted by shareholders in attendance (including proxies) at the meeting with supermajority votes as set forth in Article 80.

The rights attached to any class of shares may be varied or abrogated only with the sanction of a special resolution passed at the shareholders’ general meeting and by holders of shares of the affected class passed at a separate general meeting of the class convened in accordance with Articles 97 to 102, respectively. The circumstances which are deemed to be a variation or abrogation of the class rights, including alternation of the number of shares of the class, are set forth under Article 97. Except for the circumstances under Article 97(1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings but interested shareholders (which is defined under Article 98) are not entitled to vote at class meetings.

Resolutions of a class meeting shall be passed by the required percentage of shares (as specified under Article 99) with voting rights held by the class shareholders who, according to Article 98, are entitled to vote at that class meeting. Written notice must be given to all shareholders who are registered as holders of that class in the register of shareholders 45 days (inclusive of date of meeting) before the date of the class meeting. Such notice must contain the matters to be considered at such meeting, the date and the place of meeting. Those shareholders of the class who intend to attend shall send the written reply to us 20 days before the class meeting according to Article 100.

The proceedings of class meetings shall be conducted as near as possible to those of shareholders’ general meetings. The provisions in the Articles of Association relating to the proceedings of shareholders’ general meetings shall apply to class meetings.

The special procedures for approval by a class of shareholders do not apply where we issue, upon approval by special resolution of shareholders in general meeting, either separately or concurrently once every 12 months, domestic shares and H Shares not more than 20% of the outstanding shares of the respective class.

Provisions discriminating against any existing or prospective shareholder as a result of owning a substantial number of shares

Chinalco, as our controlling shareholder (which is defined under Article 59), shall not exercise its voting rights in a manner prejudicial to the interest of all or some part of the shareholders when making decisions:

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

The Board is required to convene an extraordinary general meeting within two months of the occurrence of any of the following circumstances:

(1)	the number of directors falls below the number required by the Company Law of the PRC or two-thirds of the number required by the Articles of Association;

(2)	our unrecovered losses amount to one-third of the total amount of our paid-in-capital;

(3)	upon the request of shareholder(s) holding 10% or more of our shares for more than ninety consecutive days (the number of shares held shall be the figures as of the date of the written request from the shareholder); and

(4)	whenever the Board deems necessary or the supervisory committee proposes to convene the same.

We shall, within 45 days (inclusive of date of meeting) before the date of meeting, send written notices of the shareholders’ general meeting and inform all registered shareholders of the matters to be considered at the meeting and the date and venue of the meeting. Those shareholders who intend to attend the meeting shall send the written reply to us 20 days before the meeting. The meeting may be held if the number of voting shares represented by the shareholders intending to attend the meeting meets the threshold prescribed under Article 66. Otherwise, we shall, within five days, inform the shareholders once again of the matters to be considered at, and the date and place of, the meeting in the form of a public announcement, after which we may hold the meeting. A meeting and the resolutions adopted thereat shall not be invalidated due to the accidental omission to give notice of the meeting to, or the non-receipt of notice of the meeting by, a person entitled to receive notice. Motions put forward at the general meeting shall be specific and shall relate to the matters to be considered at a shareholders’ general meeting. Motions raised at a general meeting shall:

(1)	be free of conflicts with the provision of laws, administrative regulations and Articles of Association, and fall within our business scope and the terms of the reference of the shareholders’ general meeting;

(2)	have definite topics to discuss and specific matters to resolve; and

(3)	be submitted in writing or served to the board of directors.

Limitations on the rights to own securities

Under Article 19, the shares issued to domestic investors and denominated in Renminbi are Domestic-Invested Shares whereas the shares issued to overseas investors and denominated in foreign currency are Foreign-Invested Shares. Unless otherwise approved or filings being completed according to PRC law, H Shares may generally be traded directly only among investors who are legal or natural persons resident outside of the PRC and may not be sold directly to investors resident within the PRC.

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

Conditions governing changes in registered capital

Under Article 112(7), any proposal for the increase or decrease of our registered capital must be formulated by the Board. Article 87(1) further provides that any increase or reduction in share capital requires adoption of a special resolution at a shareholders’ general meeting. In addition, according to Article 97, alternation of the number of shares of a class or of a different class having voting rights, distribution rights or other privileges equal or superior to such class is regarded as alternation or abolishment of rights of such class, and must satisfy the requirements for shareholders’ meetings of the affected class. See “—Actions necessary to change the rights of holders of our shares or holders of a class of shares.”

Certain Differences Between PRC Company Law and Delaware Corporate Law

We are a PRC joint stock company, which is a corporate entity organized under the Company Law of the PRC. The PRC company law differs from laws applicable to United States corporations and their shareholders. A description of securities registered under Section 12 of the Exchange Act is filed as Exhibit 2.4 to this annual report on Form 20-F and includes a summary of certain significant differences between the provisions of the PRC company law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders (for this purpose we refer to Delaware corporate law). Such summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Association, as amended, and to the relevant laws and regulations.

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

Since 1994, the conversion of Renminbi into HK and U.S. dollars has been based on rates set by the PBOC, which are set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The PBOC allows the Renminbi to rise or fall 1% from a mid-point every day, effective April 16, 2012, compared with its previous 0.5% limit. The PBOC further allows the Renminbi to rise or fall 2% from a mid-point every day, effective March 17, 2014. In August 2015, the PBOC announced that the daily central parity quotes the market-makers reported to the China Foreign Exchange Trade System operated by the PBOC before the market opens should be based on the closing rate of the inter-bank foreign exchange rate market on the previous day, supply and demand in the market, and price movement of major currencies, effective on August 11, 2015. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or HK dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

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

For PRC mainland investors, on October 31, 2014, the SAT issued “Circular on Tax Policies Relating to the Pilot Program of Shanghai-Hong Kong Stock Connect,” which provided that any capital gain from transferring stocks listed on the Hong Kong Stock Exchange by a PRC mainland investor would not be subject to tax during the period from November 17, 2014 to November 16, 2017. For mainland enterprises, such capital gains would be included in its income and subject to income tax. On November 1, 2017, the MOF, the SAT and the CSRC jointly issued “Circular on Extending Individual Income Tax Policies Relating to the Shanghai-Hong Kong Stock Connect,” which provided that income generated from price differences through investment in stocks listed on the Hong Kong Stock Exchange by PRC mainland individual investors via the Shanghai-Hong Kong Stock Connect would be exempt from individual income tax from November 17, 2017 to December 4, 2019. On December 4, 2019, the MOF, the SAT and the CSRC jointly issued the “Circular on Extending Individual Income Tax Policies Relating to the Shanghai-Hong Kong Stock Connect, Shenzhen-Hong Kong Stock Connect and Mainland-Hong Kong Mutual Recognition of Funds,” which further exempts the individual income tax on income generated from transfer through investment in stocks listed on the Hong Kong Stock Exchange by PRC mainland individual investors via the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect and investment in Mainland-Hong Kong mutually recognized Funds from December 5, 2019 to December 31, 2022.

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal tax purposes) holds H Shares or ADSs, the tax treatment of the partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H Shares or ADSs, such investor should consult its tax advisor.

In general, if you hold ADSs evidencing H Shares, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H Shares for ADSs, and ADSs for H Shares, generally will not be subject to United States federal income tax.

The tax treatment of your H Shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.

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

If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the H Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income. Dividends that we pay with respect to the H Shares will be qualified dividend income, provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty, and we therefore believe that dividends that we currently distribute on the H Shares constitute qualified dividend income. However, there can be no assurance that we will be eligible for the benefits of the Treaty in future taxable years, and there can therefore be no assurance that dividends that we distribute on the H Shares will continue to constitute qualified dividend income in such years.

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

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period, or (ii) are obligated to make related payments with respect to positions in substantially similar or related property (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex and U.S. holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, in the case of a noncorporate U.S. holder, rules similar to the special rules that apply in determining the foreign tax credit limitation when the taxpayer has foreign source capital gains that are taxed in the U.S. at the lower capital gains rate apply in determining the noncorporate U.S. holder’s foreign tax credit limitation arising from dividends that are taxed at the capital gains rate.

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

Passive Foreign Investment Company Rules

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

Passive income generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties, and certain other specified categories of income. However, passive income does not include certain rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

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

These adverse tax consequences may be mitigated if the U.S. holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over its adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the market-to-market election and, thereafter, a capital loss. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H Shares) acquired and held as a capital investment. However, if a person carries on a business in Hong Kong that includes trading and dealing in securities, and derives trading gains from such activities or from other Hong Kong sources, Hong Kong profits tax will be payable. Gains from sales of H Shares effected on the Hong Kong Stock Exchange are considered to be from a Hong Kong source for this purpose. The source of gains from off-exchange transactions is less clear and, generally, will depend on whether the purchase and sale contracts were negotiated and, in substance, concluded in Hong Kong. In addition, exemption from profits tax is available for certain classes of taxpayers, notably privately offered onshore and offshore funds operating in Hong Kong, as well as non-Hong Kong residents who do not otherwise carry on business in Hong Kong, subject to compliance with various other requirements.

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

For the year ended December 31, 2019, revenues of approximately RMB40,567 million are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom we have derived revenue of more than 10% of our revenue during the year ended December 31, 2017, 2018 and 2019. Thus, our directors are of the opinion that we were not exposed to any significant concentration of credit risk as of December 31, 2017, 2018 and 2019.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is our functional and reporting currency. We convert a portion of our Renminbi revenues into other currencies to meet foreign currency obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the SAFE. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. On July 21, 2005, the PBOC announced a reform of its exchange rate system. Under the reform, the Renminbi is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. The PBOC allows the Renminbi to rise or fall 1% from a mid-point every day, effective on April 16, 2012, compared with its previous 0.5% limit. The PBOC allows the Renminbi to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. In August 2015, the PBOC announced that the daily central parity quotes the market-makers reported to the China Foreign Exchange Trade System operated by the PBOC before the market opens should be based on the closing rate of the inter-bank foreign exchange rate market on the previous day, supply and demand in the market, and price movement of major currencies, effective on August 11, 2015. Any appreciation of the Renminbi will increase the prices of our export sales denominated in foreign currencies and reduce the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may adversely affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

Our bank balances and cash on hand as of December 31, 2019 amounted to RMB9,065.0 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro and Indonesian rupiah, which translated into RMB1,195.7 million, RMB4.4 million, RMB1.9 million and RMB4.0 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated receivables and payables. As of December 31, 2019, we had foreign currency denominated loans with principal amount of RMB17 million in Japanese Yen and RMB4,006 million in U.S. dollars. In addition, as of December 31, 2019, our trade and notes receivables, other receivables and trade and notes payables denominated in U.S. dollars amounted to RMB1,111 million, RMB37 million and RMB52 million, respectively; our other payables and accrued liabilities denominated in U.S. dollars and HK dollars amounted to RMB825 million and RMB0.25 million, respectively.

As of December 31, 2019, if Renminbi had weakened/strengthened by 5% against U.S. dollars with all other variables held constant, the total comprehensive income for the year would have been approximately RMB95 million higher/lower, mainly as a result of foreign exchange gains and losses arising from the translation of U.S.-dollar-denominated payables and medium-term notes. Profit was more sensitive to the fluctuation in the RMB/U.S. dollars exchange rates in 2019 than in 2018, mainly due to the increase in the U.S.-dollar-denominated other payables and medium-term notes.

As the assets and liabilities denominated in other foreign currencies other than U.S. dollars were relatively minimal to our total assets and liabilities, our directors are of the opinion that we were not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as of December 31, 2018 and 2019.

Interest Rate Risk

As of December 31, 2019, as we had no significant interest-bearing assets except for bank deposits and entrusted loans, our income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the PBOC and our Group treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, our directors are of the opinion that we were not exposed to any significant interest rate risk for our financial assets held as of December 31, 2018 and 2019.

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

As of December 31, 2019, if interest rates had been 100 basis points higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB451 million lower/higher, respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

Our interest rate risk for our financial liabilities also arises from medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, our directors are of the opinion that we are not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2018 and 2019.

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

We use mainly futures contracts and option contracts traded on the SHFE and the LME to hedge against fluctuations in primary aluminum prices. We use the futures contract for hedging other than speculation. As of December 31, 2019, the fair values of the outstanding futures contracts amounting to RMB3 million and RMB1 million were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As of December 31, 2019, we did not hold any option contracts.

As of December 31, 2018 and 2019, if the commodity futures prices had increased/decreased by 3% and all other variables held constant, the profit for the respective year would have changed by the amounts shown below:

	2018	2019
Primary aluminum	Decrease/increase RMB14 million	Decrease/increase RMB40 million
Copper	Increase/decrease RMB0.9 million	Increase/decrease RMB0.9 million
Zinc	Decrease/increase RMB1.0 million	Decrease/increase RMB5.1 million
Coal	Decrease/increase RMB2.7 million	Decrease/increase RMB0.2 million

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

As of December 31, 2019, we had total banking facilities of approximately RMB167,431 million, of which RMB49,347 million had been utilized, and unutilized banking facilities amounted to RMB118,084 million as of December 31, 2019, among which, banking facilities of approximately RMB108,360 million will be subject to renewal during the next 12 months from January 1, 2020. Our directors are confident that such banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2019, we had no credit facilities through our futures agent at LME. The futures agent has the right to adjust the related credit facilities.

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2019:

	Within 1 year(1)	1 to 2 years(1)	2 to 5 years(1)	Over 5 years(1)	Total(1)
	(RMB in millions)
Lease liabilities, including current portion	1,730	1,107	1,334	10,377	14,548
Long-term bank and other loans, including current portion	3,340	7,526	9,159	18,811	38,836
Medium-term notes and bonds, including current portion	—	7,286	9,500	—	16,786
Short-term bonds	9,300	—	—	—	9,300
Gold leasing arrangement	6,922	—	—	—	6,922
Short-term bank and other loans	21,238	—	—	—	21,238
Interest payables for loans and borrowings	4,956	2,289	4,220	978	12,443
Financial liabilities at fair value through profit or loss	1	—	—	—	1
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	10,288	—	—	—	10,288
Financial liabilities included in other non-current liabilities(2)	—	176	182	858	1,216
Trade and notes payables	12,585	—	—	—	12,585
Total	70,360	18,384	24,395	31,024	144,163

(1)	The amounts disclosed are the contractual undiscounted cash flows.

(2)	As of December 31, 2019, the carrying value of financial liabilities included in other non-current liabilities was RMB1,153 million.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, in connection with the ownership of Chalco’s ADSs.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS (or portion thereof) $5.00 (or less) per 100 ADSs (or portion thereof)	● Any cash distribution ● Any distribution other than cash

$0.02 (or less) per ADS (or portion thereof) per calendar year	● Depositary services
As necessary	● Transfer and registration of shares to or from the name of the depositary or its agent when you deposit or withdraw shares
As necessary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

● Converting foreign currency to U.S. dollars
As necessary	● Taxes and other governmental charges that the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary	● Any charges incurred by the depositary or its agents for servicing the deposited securities

The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program incurred by us in connection with the program. From January 1, 2019 to December 31, 2019, we received no depositary reimbursements for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2019 to December 31, 2019, the total amount of the fees that were waived was US$131,882.25.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework in the Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS.

The effectiveness of our internal controls over financial reporting as of December 31, 2019 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2019, there have been no material changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee members are three independent non-executive directors, namely, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Our Board has determined that Mr. Lie-A-Cheong Tai Chong, David, the chairman of the audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is the financial expert serving on our audit committee. See “Item 6. Directors, Senior Management and Employees.”

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young Hua Ming LLP served as our independent auditor for the fiscal years ended December 31, 2018 and 2019. A description of the fees billed to us by Ernst & Young Hua Ming LLP, Ernst & Young and Ernst & Young (China) Advisory Limited for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31
	2018	2019
	(RMB in thousands)
Audit fee (1)	25,329	25,444
Audit-related fees (2)	1,130	250
Tax fees (3)	—	1,938
Other fees (4)	240	200

(1)	“Audit fee” represents the fee obtained from audit work charged by Ernst & Young Hua Ming LLP and Ernst & Young for the years ended December 31, 2018 and 2019.

(2)	“Audit-related fees” represent aggregate fees charged by Ernst & Young Hua Ming LLP and Ernst & Young for comfort letters about acquisitions, debt issuance, the Asset Restructuring and issue of capital verification report for the years ended December 31, 2018 and 2019.

(3)	“Tax fees” represent the fees charged by Ernst & Young (China) Advisory Limited for providing consulting services for the year ended December 31, 2019.

(4)	“Other fees” represent the fees charged by Ernst & Young (China) Advisory Limited for permissible professional services rendered in connection with the environmental, social and governance report, investment advisory and other advisories for the years ended December 31, 2018 and 2019.

Our audit committee pre-approves all audit, audit-related services, tax services and other services performed by Ernst & Young Hua Ming LLP, Ernst & Young and Ernst & Young (China) Advisory Limited, for the years ended December 31, 2018 and 2019.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2019.

Item 16F. Change in Registrant’s Certifying Accountant

(a)	Change of Principal Accountant

On March 26, 2020, our Board resolved, as approved and recommended by our audit committee, to propose change in our independent registered public accounting firms, Ernst & Young Hua Ming LLP (“EY”), upon the expiration of its current term of office at the close of the forthcoming annual general meeting of the shareholders to be held in June 2020 (the “2019 AGM”) due to the relevant regulations issued by the MOF and the SASAC, which impose certain restrictions in respect of the number of years of audit services that an accounting firm may continuously provide to a state-owned enterprise and its subsidiaries. As a result, EY will not offer themselves for re-appointment at the 2019 AGM.

EY’s audit reports on the consolidated financial statements as of December 31, 2018 and 2019, and for the years ended December 31, 2018 and 2019, do not contain any adverse opinion or any disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2018 and 2019 and through April 22, 2020, there have been no (i) disagreements between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of EY, would have caused them to make reference thereto in their audit reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We have provided a copy of the above statements to EY and have requested that EY furnish us with a letter addressed to the SEC stating whether they agree with the above statements, and if not, stating the respects in which they do not agree. A copy of such letter, dated April 22, 2020, furnished by EY is filed as Exhibit 15.1 to this annual report on Form 20-F.

(b)	Appointment of New Principal Accountant

On March 26, 2020, our Board resolved, as approved and recommended by our audit committee, to propose to appoint PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our new independent registered public accounting firm, subject to the approval of our shareholders at the 2019 AGM, upon which the tenure of the office of PwC will commence.

During the years ended December 31, 2018 and 2019 and through April 22, 2020, neither we nor anyone on our behalf consulted PwC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (iii) any matter that was the subject of disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to this Item, or (iv) any reportable events as defined in paragraphs Item 16F(a)(1)(v) of Form 20-F.

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

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

Item 19. Exhibits

Exhibit Number	Description

1.1*	English translation of Amended Articles of Association of Aluminum Corporation of China Limited

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

2.2	Registrant’s Specimen Certificate for H Shares (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F/A (file No.001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

Exhibit Number	Description
2.3	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

2.4*	Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended

4.1	English translation of Form of Employment Contract (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2019

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter from Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED
By:	/s/ Lu Dongliang
	Name:	Lu Dongliang
	Title:	Executive Director and Chairman of the Board
	Date:	April 22, 2020

ALUMINUM CORPORATION OF CHINA LIMITED

Consolidated Financial Statements

For the Years Ended December 31, 2017, 2018 and 2019

Together with Reports of Independent Public Accounting Firm

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ALUMINUM CORPORATION OF CHINA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aluminum Corporation of China Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited (the “Group”) as of December 31, 2018 and 2019, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 22, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Group has changed its method for accounting for revenue from contracts with customers using a modified retrospective approach, and its method for accounting for the classification, measurement, presentation and disclosure of financial instruments during the year ended December 31, 2018, and its method for accounting for leases using a modified retrospective approach during the year ended December 31, 2019.

Change in Accounting Policy

As discussed in Note 2 to the consolidated financial statements, the Group has elected to change its method of presenting government grants during the year ended December 31, 2018. The Group applied this change in accounting principle retrospectively to all prior periods presented.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of property, plant and equipment

Description of the Matter	At December 31, 2019, the Group’s property, plant and equipment (“PPE”) was RMB103,331 million. As described in Notes 2.8, 3 and 6 to the consolidated financial statements, the Group is required to review PPE for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Management performed an impairment assessment on such PPE by determining the recoverable amounts of the cash generating units (“CGUs”) that the PPE are allocated to. As a result of the impairment assessment, impairment losses of RMB259 million were recognized during the year ended December 31, 2019.

Auditing management’s impairment assessment of PPE was complex due to the significant estimates and judgments involved in the projections of future cash flows, including the future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses and discount rates applied to these forecasted future cash flows. These estimates and judgments may be significantly affected by unexpected changes in the future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the PPE impairment assessment process including tests of controls over management’s review of the significant assumptions used in the impairment assessment.

Amongst other audit procedures performed, we compared the methodology used by the Group, that is, recoverable amount calculations based on future discounted cash flows, to industry practice and tested the completeness and accuracy of the underlying data used in the projections. We also assessed the reasonableness of the significant assumptions used in the calculations, which comprised of, amongst others, future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses and discount rates, by comparing them to external industry outlook reports from a number of sources and by analyzing the historical accuracy of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the appropriateness of the valuation methodologies and the reasonableness of assumptions used, including the discount rates.

We performed a sensitivity analysis around the significant assumptions described above to assess the changes to the recoverable amounts of the CGUs resulting from changes in these assumptions, both individually and in aggregate.

We also assessed the adequacy of the Group’s disclosures included in Note 6 to the consolidated financial statements regarding the significant assumptions of impairment testing.

Impairment of goodwill

Description of the Matter

At December 31, 2019, the Group’s goodwill was RMB3,511 million. As described in Notes 2.1, 2.8, 3 and 5 to the consolidated financial statements, the Group is required to, at least annually, perform impairment assessments of goodwill. For the purpose of performing impairment assessments, goodwill was allocated to CGUs. Management performed the impairment testing by comparing the recoverable amount of the CGUs and the carrying amount of the CGUs.

Auditing management’s annual goodwill impairment assessment was complex because the determination of the recoverable amount of the underlying CGUs involved estimates and judgments, including future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses, terminal growth rates used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgments may be significantly affected by unexpected changes in future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the impairment assessment process including testing controls over management’s review of the key assumptions used in the goodwill impairment assessment.

Amongst other audit procedures performed, we compared the methodology used (recoverable amount calculations based on future discounted cash flows) by the Group to industry guidelines, and tested the completeness and accuracy of the underlying data used in the forecast. We evaluated the reasonableness of management’s key assumptions used in the calculations, which comprised of, among others, future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses, terminal growth rates, and discount rates, by comparing them to external industry outlook reports from a number of sources and analyzing the historical accuracy of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the appropriateness of the valuation methodologies and the reasonableness of assumptions used, including the discount rates.

We performed a sensitivity analysis around the key assumptions described above to evaluate the changes to the recoverable amounts of the CGUs resulting from changes in these assumptions, both individually and in aggregate.

We also assessed the adequacy of the Group’s disclosures included in Note 5 to the consolidated financial statements regarding the key assumptions of impairment testing.

Recognition of deferred tax assets

Description of the Matter	At December 31, 2019, the Group had deferred tax assets on deductible temporary differences and tax losses carried forward of RMB1,522 million. As described in Notes 2.26, 3 and 10 to the consolidated financial statements, the Group recognized these deferred tax assets to the extent that it is probable that future taxable profits will be available to utilize the deferred tax assets.

Auditing management’s recoverability assessment of deferred tax assets involved subjective estimation and complex auditor judgment because the forecast of future taxable profits is complex and judgmental and is based on significant assumptions, including future tax rates, the possible utilization of loss carry forwards and future taxable profits that are affected by unexpected changes in the tax law framework and future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the recoverability assessment of deferred tax assets including testing controls over management’s review of the significant assumptions used in the forecast.

Among other audit procedures performed, we compared the tax rates and the possible utilization of loss carry forwards with the tax law framework and tested the completeness and accuracy of the underlying data used in the forecast. We tested the Group’s scheduling of the timing and amount of reversal of taxable temporary differences.

We also evaluated management’s significant assumptions in determining the future available taxable profits, for example, the future prices of aluminum and alumina, expected production and sales volumes, production costs and operating expenses by comparing them with the market trend forecasted by external industry analysts and analyzing the historical accuracy of management’s estimates.

In addition, we involved our tax professionals to assist us in evaluating the technical merits from a tax perspective of management’s analysis.

We also assessed the adequacy of the Group’s disclosures included in Note 10 to the consolidated financial statements regarding deferred tax assets.

/s/ Ernst & Young Hua Ming LLP

We have served as the Group’s auditor since 2012.

Beijing, the People’s Republic of China

April 22, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aluminum Corporation of China Limited

Opinion on Internal Control Over Financial Reporting

We have audited Aluminum Corporation of China Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). In our opinion, Aluminum Corporation of China Limited (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as of December 31, 2018 and 2019, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 22, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 22, 2020

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2018	December 31, 2019
	Notes	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Intangible assets	5	12,879,365	13,764,460	1,977,141
Property, plant and equipment	6	106,249,116	103,331,456	14,842,635
Investment properties	7	1,156,006	1,503,266	215,931
Land use rights	19 (a)	4,306,865	—	—
Right-of-use assets	19 (b)	—	15,890,437	2,282,518
Investments in joint ventures	8 (a)	3,393,349	3,385,582	486,308
Investments in associates	8 (b)	6,363,462	9,512,401	1,366,371
Equity investments designated at fair value through other comprehensive income	9	1,729,825	2,239,251	321,648
Deferred tax assets	10	1,542,655	1,522,216	218,653
Other non-current assets	11	4,442,645	3,207,843	460,778

Total non-current assets		142,063,288	154,356,912	22,171,983

Current assets
Inventories	12	20,459,668	19,515,420	2,803,214
Trade and notes receivables	13	8,104,017	7,393,123	1,061,956
Other current assets	14	9,025,514	9,237,063	1,326,821
Financial assets at fair value through profit or loss	36.2	16,141	3,503,175	503,200
Restricted cash and time deposits	15	2,165,288	1,305,781	187,564
Cash and cash equivalents	15	19,130,835	7,759,190	1,114,538

Total current assets		58,901,463	48,713,752	6,997,293

Total assets		200,964,751	203,070,664	29,169,276

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

As of December 31, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2018	December 31, 2019
	Notes	RMB’000	RMB’000	USD’000
EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	16	14,903,798	17,022,673	2,445,154
Other reserves	17	40,367,573	39,853,906	5,724,655
Accumulated losses		(2,856,064)	(2,216,946)	(318,444)
		52,415,307	54,659,633	7,851,365

Non-controlling interests		15,254,312	16,065,427	2,307,654

Total equity		67,669,619	70,725,060	10,159,019

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	18	54,207,386	59,243,563	8,509,805
Other non-current liabilities	21	2,438,164	2,219,574	318,822
Deferred tax liabilities	10	1,812,805	1,712,739	246,020

Total non-current liabilities		58,458,355	63,175,876	9,074,647

Current liabilities
Trade and notes payables	23	14,009,264	12,584,755	1,807,687
Other payables and accrued liabilities	22	11,567,152	12,442,184	1,787,208
Contract liabilities	4	1,579,322	1,638,826	235,403
Financial liabilities at fair value through profit or loss	36.2	1,766	805	116
Income tax payable		113,783	216,554	31,106
Interest-bearing loans and borrowings	18	47,565,490	42,286,604	6,074,090

Total current liabilities		74,836,777	69,169,728	9,935,610

Total liabilities		133,295,132	132,345,604	19,010,257

Total equity and liabilities		200,964,751	203,070,664	29,169,276

Net current liabilities		15,935,314	20,455,976	2,938,317

Total assets less current liabilities		126,127,974	133,900,936	19,233,666

The accompanying notes are an integral part of these financial statements.

Lu Dongliang	Wang Jun
Director	Chief Financial Officer

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

		2017	2018	2019
	Note	RMB’000	RMB’000	RMB’000	USD’000
Continuing Operations
Revenue	4	181,022,636	180,241,414	190,074,161	27,302,445
Cost of sales		(166,290,269)	(167,029,416)	(177,946,276)	(25,560,383)

Gross profit		14,732,367	13,211,998	12,127,885	1,742,062

Selling and distribution expenses		(2,372,966)	(2,496,933)	(1,673,139)	(240,331)
General and administrative expenses		(4,551,237)	(3,959,177)	(3,956,604)	(568,333)
Research and development expenses		(498,234)	(626,873)	(940,828)	(135,141)
Impairment loss on property, plant and equipment	6	(16,200)	(46,484)	(259,354)	(37,254)
Impairment losses on financial assets		—	(107,956)	(169,751)	(24,383)
Impairment losses on investments in joint ventures		—	(216,953)	—	—
Other income	26	89,873	135,367	79,469	11,415
Other gains, net	27	319,402	921,904	1,247,269	179,159
Finance income	28	706,690	492,234	261,151	37,512
Finance costs	28	(5,203,422)	(4,882,496)	(4,921,179)	(706,883)
Share of profits and losses of:
Joint ventures	8 (a)	8,151	(199,452)	270,115	38,800
Associates	8 (b)	(165,249)	39,335	48,767	7,005

Profit before income tax	25	3,049,175	2,264,514	2,113,801	303,628

Income tax expense	31	(643,706)	(822, 519)	(625,720)	(89,879)

Profit for the year		2,405,469	1,441,995	1,488,081	213,749

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

		2017	2018	2019
	Note	RMB’000	RMB’000	RMB’000	USD’000
Profit attributable to:
Owners of the parent		1,413,221	707,460	850,999	122,238
Non-controlling interests		992,248	734,535	637,082	91,511

		2,405,469	1,441,995	1,488,081	213,749

Other comprehensive income, net of tax:
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Available-for-sale investments:
Changes in fair value		(5,206)	—	—	—
Reclassification adjustments for gains included in profit or loss-Gain on disposal		(45,039)	—	—	—
Income tax effect		11,180	—	—	—
Transfer out other comprehensive income of an associate		—	—	—	—
Exchange differences on translation of foreign operations		(634,793)	(120,756)	(32,323)	(4,643)

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(673,858)	(120,756)	(32,323)	(4,643)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
Equity investments designated at fair value through other comprehensive income:
Changes in fair value		—	(15,491)	57,815	8,305
Income tax effect		—	3,769	(14,642)	(2,103)

Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	(11,722)	43,173	6,202

Other comprehensive (loss) / income, net of tax		(673,858)	(132,478)	10,850	1,559

Total comprehensive income for the year		1,731,611	1,309,517	1,498,931	215,308

Attributable to:
Owners of the parent		739,363	575,621	861,599	123,761
Non-controlling interests		992,248	733,896	637,332	91,547

		1,731,611	1,309,517	1,498,931	215,308

Basic and diluted earnings per share attributable to ordinary equity holders of the parent
(expressed in RMB per share)	32	0.087	0.034	0.037	0.0053

Details of the dividends payable and proposed for the year are disclosed in Note 33 to the financial statements.

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital (Note 16)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At January 1, 2017	14,903,798	18,083,069	952,878	5,867,557	132,202	45,901	2,019,288	970,069	(4,634,619)	38,340,143	17,629,045	55,969,188
Adjustment due to business combinations under common control	—	40,000	—	—	—	—	—	—	(759)	39,241	—	39,241
At January 1, 2017	14,903,798	18,123,069	952,878	5,867,557	132,202	45,901	2,019,288	970,069	(4,635,378)	38,379,384	17,629,045	56,008,429
Profit for the year	—	—	—	—	—	—	—	—	1,413,221	1,413,221	992,248	2,405,469

Other comprehensive income for the year
Changes in fair value of available-for-sale financial assets, net of tax	—	—	—	—	—	(4,758)	—	—	—	(4,758)	—	(4,758)
Disposal of available-for-sale financial assets, net of tax	—	—	—	—	—	(34,307)	—	—	—	(34,307)	—	(34,307)
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	(634,793)	—	(634,793)	—	(634,793)
Total comprehensive income for the year	—	—	—	—	—	(39,065)	—	(634,793)	1,413,221	739,363	992,248	1,731,611

Business combinations under common control (Note 38)	—	(242,564)	—	—	—	—	—	—	—	(242,564)	—	(242,564)
Disposal of subsidiaries	—	—	—	—	(6,149)	—	—	—	—	(6,149)	6,929	780
Disposal of equity interest in subsidiaries without loss of control	—	38,189	—	—	—	—	—	—	—	38,189	(38,189)	—
Deemed disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(96,568)	(96,568)
Capital injection from non-controlling shareholders	—	1,887,824	—	—	—	—	—	—	—	1,887,824	10,831,897	12,719,721
Capital injection from the parent company	—	2,040	—	—	—	—	—	—	—	2,040	—	2,040
Acquisition of non-controlling interests	—	(980,725)	—	—	—	—	—	—	—	(980,725)	(432,564)	(1,413,289)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	416,353	416,353
Other appropriations	—	—	—	—	24,577	—	—	—	—	24,577	34,166	58,743
Share of reserves of joint ventures and associates	—	—	—	—	(3,696)	—	—	—	—	(3,696)	—	(3,696)
Repayment of senior perpetual securities	—	—	—	—	—	—	—	—	—	—	(2,584,682)	(2,584,682)
Other equity instruments’ distribution	—	—	—	—	—	—	—	—	(110,000)	(110,000)	(391,933)	(501,933)
Dividends distributed by subsidiaries to non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	(312,135)	(312,135)
Dividends distribution before business under common control	—	—	—	—	—	—	—	—	(780)	(780)	—	(780)
At December 31, 2017	14,903,798	18,827,833	952,878	5,867,557	146,934	6,836	2,019,288	335,276	(3,332,937)	39,727,463	26,054,567	65,782,030

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital (Note 16)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At December 31, 2017	14,903,798	18,787,833	952,878	5,867,557	146,934	6,836	2,019,288	335,276	(3,332,371)	39,688,029	26,054,567	65,742,596
Adjustment due to business combinations under common control	—	40,000	—	—	—	—	—	—	(566)	39,434	—	39,434
Effect of adoption of IFRS 9	—	—	—	—	—	10,835	—	—	(133,346)	(122,511)	(16,925)	(139,436)
At January 1, 2018	14,903,798	18,827,833	952,878	5,867,557	146,934	17,671	2,019,288	335,276	(3,466,283)	39,604,952	26,037,642	65,642,594
Profit for the year	—	—	—	—	—	—	—	—	707,460	707,460	734,535	1,441,995
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—	—	—	—	—	(11,083)	—	—	—	(11,083)	(639)	(11,722)
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	(120,756)	—	(120,756)	—	(120,756)
Total comprehensive income for the year	—	—	—	—	—	(11,083)	—	(120,756)	707,460	575,621	733,896	1,309,517
Business combinations under common control	—	(443,582)	—	—	—	—	—	—	—	(443,582)	—	(443,582)
Capital injection from non-controlling shareholders	—	78,271	—	—	—	—	—	—	—	78,271	759,350	837,621
Capital injection before business combinations under common control	—	69,885	—	—	—	—	—	—	—	69,885	—	69,885
Acquisition of non-controlling interests	—	(218)	—	—	—	—	—	—	—	(218)	(3,547)	(3,765)
Restructure of subsidiaries	—	(77,511)	—	—	—	—	—	—	—	(77,511)	77,511	—
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(1,160)	(1,160)
Issuance of senior perpetual securities	—	—	—	—	—	—	1,988,000	—	—	1,988,000	—	1,988,000
Release of deferred government subsidies	—	—	2,200	—	—	—	—	—	—	2,200	—	2,200
Equity exchange arrangement	—	—	10,735,214	—	—	—	—	—	—	10,735,214	(10,735,214)	—
Other appropriations	—	—	—	—	8,119	—	—	—	—	8,119	(1,514)	6,605
Share of reserves of joint ventures and associates	—	—	—	—	2,051	—	—	—	—	2,051	—	2,051
Step acquisition of a subsidiary	—	—	—	—	(11,166)	—	—	—	—	(11,166)	—	(11,166)
Distribution of other equity instruments	—	—	—	—	—	—	(19,288)	—	(90,722)	(110,010)	(300,538)	(410,548)
Dividends distribution before business combinations under common control	—	—	—	—	—	—	—	—	(6,519)	(6,519)	—	(6,519)
Dividends distribution of subsidiaries to non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	(605,416)	(605,416)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	1,468,435	1,468,435
Repayment of senior perpetual securities	—	—	—	—	—	—	—	—	—	—	(2,175,133)	(2,175,133)
At December 31, 2018	14,903,798	18,454,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,856,064)	52,415,307	15,254,312	67,669,619

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent
		Capital reserves
	Share capital (Note 16)	Share premium		Other capital reserves		Statutory surplus reserve		Special reserve	Fair value reserve		Other equity instruments		Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At December 31, 2018	14,903,798	18,414,678		11,690,292		5,867,557		145,938	6,588		3,988,000		214,520	(2,816,481)	52,414,890	15,254,312	67,669,202
Adjustment due to business combinations under common control (Note 38)	—	40,000		—		—		—	—		—		—	(39,583)	417	—	417
At January 1, 2019	14,903,798	18,454,678		11,690,292		5,867,557		145,938	6,588		3,988,000		214,520	(2,856,064)	52,415,307	15,254,312	67,669,619

Profit for the year	—	—		—		—		—	—		—		—	850,999	850,999	637,082	1,488,081
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—	—		—		—		—	42,923		—		—	—	42,923	250	43,173
Exchange differences on translation of foreign operations	—	—		—		—		—	—		—		(32,323)	—	(32,323)	—	(32,323)
Total comprehensive income for the year	—	—		—		—		—	42,923		—		(32,323)	850,999	861,599	637,332	1,498,931
Business combinations under common control (Note 38)	—	(237)		—		—		—	—		—		—	—	(237)	—	(237)
Capital injection from non-controlling shareholders	—	—		4,144		—		—	—		—		—	—	4,144	706,970	711,114
Acquisition of non-controlling interests	—	—		149,322		—		—	—		—		—	—	149,322	(149,322)	—
Disposal of subsidiaries	—	—		—		—		(1,666)	—		—		—	119	(1,547)	(26,234)	(27,781)
Issuance of senior perpetual securities (Note 40)	—	—		—		—		—	—		1,499,104		—	—	1,499,104	—	1,499,104
Issuance of share capital (Note 16)	2,118,875	8,564,661		(10,735,214)		—		—	—		—		—	—	(51,678)	—	(51,678)
Other appropriations	—	—		—		—		(5,317)	—		—		—	—	(5,317)	(17,768)	(23,085)
Share of reserves of joint ventures and associates	—	—		—		—		936	—		—		—	—	936	—	936
Dividends distribution of subsidiaries to non-controlling shareholders	—	—		—		—		—	—		—		—	—	—	(199,215)	(199,215)
Distribution of other equity instruments	—	—		—		—		—	—		—		—	(212,000)	(212,000)	(140,648)	(352,648)
At December 31, 2019	17,022,673	27,019,102	*	1,108,544	*	5,867,557	*	139,891 *	49,511	*	5,487,104	*	182,197 *	(2,216,946)	54,659,633	16,065,427	70,725,060

*	These reserves accounts comprise the consolidated other reserves of RMB39,854 million (December 31, 2018: RMB40,368 million) in the consolidated statement of financial position.

The accompanying notes are an integral part of these financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000	USD’000

Net cash flows from operating activities	34	13,207,140	13,032,076	12,473,489	1,791,705

Investing activities
Purchases of intangible assets		(418,203)	(103,304)	(149,756)	(21,511)
Purchases of property, plant and equipment		(8,892,436)	(6,746,616)	(8,891,529)	(1,277,188)
Purchases of investment properties		—	—	(44,063)	(6,329)
Purchases of land use rights		(59,215)	(2,838)	—	—
Prepaid land lease payments		—	—	(6,034)	(867)
Proceeds from disposal of property, plant and equipment		460,982	564,791	1,132,839	162,722
Proceeds from disposal of intangible assets		11,730	—	5,764	828
Proceeds from disposal of land use rights		5,824	—	—	—
Proceeds from disposal of a joint venture and an associate		—	30,816	367,867	52,841
Purchase of financial products		—	—	(3,500,000)	(502,744)
Acquisition of subsidiaries		255,152	255,650	—	—
Proceeds from disposal and deemed disposal of subsidiaries and business, net of cash		5,631,298	6,558	23,797	3,418
Interest received from unpaid disposal proceeds		117,586	—	—	—
Interest received from loans and borrowings to others		118,015	—	—	—
Investments in joint ventures		(15,414)	(90,000)	(50,000)	(7,182)
Investments in associates		(857,317)	(266,300)	(2,653,244)	(381,115)
Purchase of investment from equity investments		(1,848,000)	—	—	—
Proceeds from/(purchase of) equity investments designated at fair value through other comprehensive income		—	198,000	(700)	(101)
Proceeds from dividends and disposal of equity investments		124,536	—	—	—
Dividend from equity investments designated at fair value through other comprehensive income		—	109,914	97,775	14,044
Dividend received		44,960	327,983	236,708	34,001
Decrease in time deposits		72,700	—	—	—
Cash paid for settlement of futures, options and forward foreign exchange contracts		93,677	(13,288)	(67,253)	(9,660)
Loans to related parties		(1,600,000)	—	—	—
Proceeds from disposal of financial assets at fair value through profit or loss		—	—	2,155	310
Loans repaid by related parties		1,010,169	32,215	—	—
Asset-related government grants received		145,825	167,314	103,373	14,849

Net cash flows used in investing activities		(5,598,131)	(5,529,105)	(13,392,301)	(1,923,684)

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000	USD’000

Financing activities
Proceeds from gold leasing arrangements		7,804,083	2,323,105	6,921,860	994,263
Share issue expense		—	—	(51,678)	(7,423)
Repayments of gold leasing arrangements		(4,000,000)	(7,519,283)	(1,607,905)	(230,961)
Proceeds from issuance of bonds and notes, net of issuance costs		3,478,550	13,185,034	37,965,385	5,453,387
Repayments of senior perpetual securities		(2,895,910)	(2,417,758)	—	—
Proceeds from issuance of perpetual securities, net of issuance costs		—	1,988,000	1,499,104	215,333
Repayments of bonds and notes		(16,300,000)	(21,815,000)	(22,400,000)	(3,217,559)
Senior perpetual securities’ distribution paid		(501,933)	(410,548)	(352,648)	(50,655)
Drawdown of short-term and long-term loans		83,762,879	76,899,591	40,669,197	5,841,765
Repayments of short-term and long-term loans		(78,858,459)	(70,560,667)	(66,105,388)	(9,495,445)
Cash consideration paid for business combination under common control		(176,848)	(373,495)	(237)	(34)
Proceeds from sale and leaseback finance leases, net of deposit and transaction costs		1,000,036	1,204,843	—	—
Purchase of non-controlling interests		(1,413,289)	(3,765)	—	—
Capital injection from the parent company to the entity acquired under common control		—	69,885	—	—
Principal portion of lease payment		—	—	(3,032,106)	(435,535)
Finance lease instalment paid		(2,462,250)	(3,915,404)	—	—
Capital injection from non-controlling shareholders		12,718,761	837,621	711,114	102,145
Dividends paid by subsidiaries to non-controlling shareholders		(309,465)	(327,645)	(222,930)	(32,022)
Interest paid		(5,233,266)	(5,445,120)	(4,467,803)	(641,760)

Net cash flows used in financing activities		(3,387,111)	(16,280,606)	(10,474,035)	(1,504,501)

Net increase/(decrease) in cash and cash equivalents		4,221,898	(8,777,635)	(11,392,847)	(1,636,480)
Cash and cash equivalents at beginning of year		23,850,775	27,851,106	19,130,835	2,747,973
Effect of foreign exchange rate changes, net		(221,567)	57,364	21,202	3,045

Cash and cash equivalents at December 31	15	27,851,106	19,130,835	7,759,190	1,114,538

The accompanying notes are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

The Company is a joint stock company which is domiciled and was established on September 10, 2001 in the People’s Republic of China (the “PRC”) with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

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

Information about subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

	Place of registration	Registered		Percentage of equity attributable to the Company
Name	and business	capital	Principal activities	Direct	Indirect
Shanxi Huaxing Aluminum Co. Ltd. (“Shanxi Huaxing”) (山西華興鋁業有限公司)	PRC/Mainland China	1,850,000	Manufacture and distribution of alumina	60.00%	40.00%
Baotou Aluminum Co., Ltd. (“Baotou Aluminum”) (包頭鋁業有限公司)	PRC/Mainland China	2,245,510	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100.00%	—
China Aluminum International Trading Co., Ltd. (“Chalco Trading”) (中鋁國際貿易有限公司)	PRC/Mainland China	1,731,111	Import and export activities	100.00%	—
Chalco Shanxi New Material Co., Ltd. (“Shanxi New Material”) (中鋁山西新材料有限公司)	PRC/Mainland China	4,279,601	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply	85.98%	—
China Aluminum International Trading Group Co., Ltd. (“Chalco Trading Group”) (中鋁國際貿易集團有限公司)	PRC/Mainland China	1,030,000	Import and export activities	100.00%	—

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

	Place of registration	Registered		Percentage of equity attributable to the Company
Name	and business	capital	Principal activities	Direct	Indirect
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland China	3,204,900	Manufacture and distribution of primary aluminum and alumina	67.45%	—
Chalco Hong Kong Ltd. (“Chalco Hong Kong”) (中國鋁業香港有限公司)	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities	100.00%	—
Chalco Mining Co., Ltd. (“Chalco Mining”) (中鋁礦業有限公司)	PRC/Mainland China	4,028,859	Manufacture, acquisition and distribution of bauxite mines, limestone ore, manufacturing and distribution of alumina	100.00%	—
Chalco Energy Co., Ltd. (中鋁能源有限公司)	PRC/Mainland China	1,384,398	Thermoelectric supply and investment management	100.00%	—
China Aluminum Ningxia Energy Group Co., Ltd. (“Ningxia Energy”) (中鋁寧夏能源集團)	PRC/Mainland China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power-related equipment manufacturing	70.82%	—
Guizhou Huajin Aluminum Co., Ltd. (“Guizhou Huajin”) (貴州華錦鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of alumina	60.00%	—
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	PRC/Mainland China	214,858	Research and development services	100.00%	—
Chalco Shandong Co., Ltd. (“Chalco Shandong”) (中鋁山東有限公司)	PRC/Mainland China	4,052,847	Manufacture and distribution of alumina	100.00%	—
Chalco Zhongzhou Aluminum Co., Ltd. (“Zhongzhou Aluminum”) (中鋁中州鋁業有限公司)	PRC/Mainland China	5,071,235	Manufacture and distribution of alumina	100.00%	—
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland China	964,291	Logistic transportation	100.00%	—

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

	Place of registration	Registered		Percentage of equity attributable to the Company
Name	and business	capital	Principal activities	Direct	Indirect
Chinalco Shanxi Jiaokou Xinghua Technology Ltd. (“Xinghua Technology”) (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland China	588,182	Manufacture and distribution of primary aluminum	33.00%	33.00%
Chinalco Shanghai Company Limited (“Chinalco Shanghai”) (中鋁(上海)有限公司)	PRC/Mainland China	968,300	Trading and engineering project management	100.00%	—
Shanxi China Huarun Co., Ltd. (“Shanxi Huarun”) (山西中鋁華潤有限公司)	PRC/Mainland China	1,641,750	Manufacture and distribution of primary aluminum	43.39%	—
Guizhou Huaren New Material Co., Ltd. (“Guizhou Huaren”) (貴州華仁新材料有限公司)	PRC/Mainland China	1,200,000	Manufacture and distribution of primary aluminum	40.00%	—
Chalco Materials Co. Ltd. (中鋁物資有限公司)	PRC/Mainland China	1,000,000	Import and export activities	100.00%	—

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1      Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared on a historical cost basis, except for equity investments at fair value through other comprehensive income, financial assets and liabilities at fair value through profit or loss and debt instruments at fair value through other comprehensive income which have been measured at fair value.

These financial statements are presented in thousands of Renminbi (“RMB”) unless otherwise stated.

Going concern

As at December 31, 2019, the Group’s current liabilities exceeded its current assets by approximately RMB20,456 million (December 31, 2018: RMB15,935 million). The directors of the Company have considered the Group’s available sources of funds as follows:

●	The Group’s expected net cash inflows from operating activities in 2020;

●	Unutilized banking facilities of approximately RMB118,084 million as at December 31, 2019, of which amounts totalling RMB108,360 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group’s past experience and good credit standing; and

●	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from December 31, 2019. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1      Basis of preparation (Continued)

Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended December 31, 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of financial position and consolidated statement of profit and loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

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
For the years ended December 31, 2017, 2018 and 2019
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

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in business combination under common control as if they had been combined from the date when the combining entities or businesses first came under the control of the ultimate holding company.

The net assets of the combining entities or businesses are consolidated using the carrying amount from the ultimate holding company’s perspective. No amount is recognized for goodwill or excess of the Group’s interest in the book value of the net assets over cost at the time of the common control combination, to the extent of the continuation of the ultimate holding company’s interest.

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1      Basis of preparation (Continued)

Consolidation (Continued)

(b)	Acquisition method of accounting for other business combinations and goodwill

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred is measured at the acquisition date fair value which is the sum of acquisition date fair value of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. The consideration transferred included the fair value of any assets and liabilities resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. All other components of non-controlling interests are measured at fair value. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportional share of net assets in the event of liquidation at fair value or at the proportional share of the acquiree’s identifiable net assets.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash- generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1      Basis of preparation (Continued)

Consolidation (Continued)

(b)	Acquisition method of accounting for other business combinations and goodwill (Continued)

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2       Changes in accounting policies and disclosures

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investors and its Associate or Joint Venture
IFRIC Interpretation 23	Uncertainty over Income Tax Treatments
Annual Improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

Except for the amendments to IFRS 9 and IFRS 19 and Annual Improvements to IFRS 2015–2017 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the new and revised IFRSs are described below:

(a)	IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases-Incentives and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognize and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor.

The Group has adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17 and related interpretations.

New definition of a lease

Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2      Changes in accounting policies and disclosures (Continued)

(a)	IFRS 16 Leases (Continued)

As a lessee- Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of property, machinery, vehicles and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease-by-lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from January 1, 2019, the Group recognizes depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs).

Impacts on transition

Lease liabilities at January 1, 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at January 1, 2019 and included in interest-bearing loans and borrowings. The right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the consolidated statement of financial position immediately before January 1, 2019.

All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognized previously under finance leases of RMB6,721 million that were reclassified from property, plant and equipment, land use right of RMB4,307 million that were disclosed separately in the statement of financial position, and prepaid rental of RMB20 million that were included in other non-current assets.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2     Changes in accounting policies and disclosures (Continued)

(a)    IFRS 16 Leases (Continued)

As a lessee- Leases previously classified as operating leases (Continued)

Impacts on transition (Continued)

The Group has used the following elective practical expedients when applying IFRS16 at January 1, 2019:

●	Applied the short-term leases exemptions to leases with a lease term that ends within 12 months from the date of initial application

●	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics when measuring the lease liabilities at January 1, 2019

●	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease

●	and excluding initial direct costs from the measurement of the right-of-use assets at the date of initial application

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases. Accordingly, the carrying amounts of the right-of-use assets and the lease liabilities at January 1, 2019 were the carrying amounts of the recognized assets and liabilities (i.e., finance lease payables) measured under IAS 17.

The impact arising from the adoption of IFRS16 at January 1, 2019 is as follows:

Increase/(decrease)
RMB’000
Assets
Increase in right-of-use assets	17,976,851
Decrease in property, plant and equipment	(6,720,610)
Decrease in land use rights	(4,306,865)
Decrease in other non-current assets	(20,323)

Increase in total assets	6,929,053

Liabilities
Increase in Interest-bearing loans and borrowings	11,010,323
Decrease in finance lease payables	(4,081,270)

Increase in total liabilities	6,929,053

Decrease in retained earnings	—
Decrease in non-controlling interests	—

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2      Changes in accounting policies and disclosures (Continued)

(a)  IFRS 16 Leases (Continued)

As a lessee- Leases previously classified as operating leases (Continued)

Impacts on transition (Continued)

The lease liabilities as at January 1, 2019 reconciled to the operating lease commitments as at December 31, 2018 is as follows:

Increase/(decrease)
RMB’000

Operating lease commitments as at December 31, 2018	12,989,524
Less: Commitments relating to short-term leases, low-value assets leases and those leases with a remaining lease term ending on or before December 31, 2019	59,819
Undiscounted Operating lease commitments as at January 1, 2019 under IFRS 16	12,929,705

Weighted average incremental borrowing rate as at January 1, 2019	4.97%

Discounted operating lease commitments as at January 1, 2019 under IFRS 16	6,929,053
Add: Recognized Finance leases as at December 31, 2018	4,081,270

Lease liabilities as at January 1, 2019	11,010,323

(b)	Amendments to IAS 28

Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied. Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long-term interests, only in the context of recognising losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group assessed its business model for its long-term interests in associates and joint ventures upon adoption of the amendments on January 1, 2019 and concluded that the long-term interests in associates and joint ventures continue to be measured at amortized cost in accordance with IFRS 9. Accordingly, the amendments did not have any impact on financial position or performance of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2      Changes in accounting policies and disclosures (Continued)

(c)	IFRIC 23

IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group assessed whether it has any uncertain tax positions arising from transactions during the year. Based on the Group’s assessment, the directors are of opinion that the eventual outcome of the uncertainty position shall not have a material adverse financial effect.

(d)	Amendments to IFRS 10 and IAS 28

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

The Group adopted the amendments on January 1, 2019, and assessed the sale or contribution of assets transaction with its associate or joint venture. The amendments did not have any significant impact on the Group’s financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	Definition of a Business[1]
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform[1]
IFRS 17	Insurance Contracts[2]
Amendments to IAS 1 and IAS 8	Definition of Material[1]

[1] Effective for annual periods beginning on or after January 1, 2020.
[2] Effective for annual periods beginning on or after January 1, 2021.

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

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from January 1, 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4      Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group’s investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealized losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures.

After application of the equity method, the Group determine whether it is necessary to recognize an impairment loss on its investment in its associate and joint venture in the profit or loss. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss in the profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

2.6      Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person:

(i)	has control or joint control over the Group;

(ii)	has a significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(iv)	the entity and the Group are members of the same group;

(v)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(vi)	the entity and the Group are joint ventures of the same third party;

(vii)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(viii)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; (If the Group is itself a plan) and the sponsoring employers of the post-employment benefit plan;

(ix)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(x)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

(xi)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group..

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7      Fair value measurement

The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —    Based on quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2 —    Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 —  Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.8       Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, non-current assets classified as held for sales and goodwill or intangible assets with indefinite useful life), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9      Foreign currency translation

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

(ii)	income and expenses in each statement of profit and loss and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10    Property, plant and equipment

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

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

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

Construction in progress (“CIP”) represents buildings under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalized borrowing costs on related borrowed funds during the period of construction. CIP is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11    Investment properties

Investment properties are interests in land and buildings (including the leasehold property held as a right-of-use asset (2018: leasehold property under an operating lease) which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group uses the cost methods to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to investment property’s residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	50 years
Land use rights	40–70 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognized in profit or loss in the year of the retirement or disposal.

2.12    Non-current assets and disposal groups held for sale

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13      Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

(a)	Mining rights and mineral exploration rights

The Group’s mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i)	Recognition

Except for mineral exploration rights and mining rights acquired in a business combination, mineral exploration rights and mining rights are initially recorded at cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortization and impairment.

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

Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766–1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13       Intangible assets (other than goodwill) (Continued)

(b)	Computer software

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortized over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

(c)	Electrolytic aluminum production quota

Electrolytic aluminum production quota are initially recorded at cost and subsequently states at cost less any amortization and impairment. Amortization is provided on a straight-line basis according to expected production period.

(d)	Other intangible assets

Other intangible assets mainly include profit-sharing rights of Maochang mine, which are initially recorded at costs incurred to acquire the specific right. Amortization is calculated on the straight-line basis over its estimated useful life. The estimated useful live of profit-sharing rights of Maochang mine is 22.5 years.

For intangible assets with finite useful life, the estimated useful lives and amortization method are reviewed annually at the end of each reporting period and adjusted when necessary.

2.14      Research and development costs

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15      Leases (applicable from January 1, 2019)

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a) Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-us assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payment made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Buildings	2–20 years
Machinery	2–10 years
Land use rights	10–50 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included in interest-bearing bank and other borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15      Leases (applicable from January 1, 2019) (Continued)

Group as a lessee (Continued)

(c)  Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value (i.e. below RMB30,000).

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying assets to the lessee, are accounted for as finance leases. At the commencement date, the cost of the leased asset is capitalized at the present value of the minimum lease payments and related payments (including the initial direct costs), and presented as a receivable at an amount equal to the net investment in the lease. The finance costs of such leases are charged to profit or loss so as to provide a constant periodic rate of charge over the lease terms.

2.16      Leases (applicable before January 1, 2019)

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases, including prepaid land lease payments under finance leases, are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16      Leases (applicable before January 1, 2019) (Continued)

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to profit or loss on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

2.17      Investments and other financial assets

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting. The Group has recognized the transition adjustments against the applicable opening balances in equity at January 1, 2018. Therefore, the comparative information was not restated and continues to be reported under IAS 39.

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17      Investments and other financial assets (Continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

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

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

This category includes derivative instruments, wealth management products and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other gains in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17      Investments and other financial assets (Continued)

Subsequent measurement (Continued)

Financial assets at fair value through profit or loss (Continued)

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

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

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The ECL at December 31, 2019 was estimated based on a range of forecast economic conditions as at that date. Since early January 2020, the coronavirus outbreak has spread across mainland China and beyond, causing disruption to business and economic activity. The impact on GDP and other key indicators have been considered when determining the severity and likelihood of downside economic scenarios that are used to estimate ECL under IFRS 9 in 2020.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17      Investments and other financial assets (Continued)

Impairment of financial assets (Continued)

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

Stage 1 –	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 –	Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 –	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17      Investments and other financial assets (Continued)

Impairment of financial assets (Continued)

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

For trade receivables and contract assets that contain a significant financial component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

2.18      Financial liabilities

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

The Group’s financial liabilities include trade and other payables, derivative financial instruments and interest-bearing bank and other borrowings.

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18      Financial liabilities (Continued)

Subsequent measurement (Continued)

Financial liabilities at amortized cost (loans and borrowings)

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

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognized initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contracts at the higher of: (i) the ECL allowance determined in accordance with the policy as set out in “Impairment of financial assets”; and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

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

2.19     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.20      Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as futures and option contracts, to reduce its exposure to fluctuation in the price of primary aluminium and other products, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21      Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realizable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over the net realizable amount and recorded in profit or loss. Net realizable amounts are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. The provision for or the reversal of provision for impairment of inventories is recognized within “Cost of sales” in profit or loss.

2.22     Cash and cash equivalents

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

2.23     Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24      Government grants

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

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

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

For asset-related government grants that is related to long lived assets that already exist at the time of recognising the government grant, the grant is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense. If the asset is not yet purchased or constructed at the time of recognising the government grant, the grant is recognized as deferred income and will be deducted from the cost of the asset once the asset is recognized.

Income-related government grants that are specific to compensate expenses or costs that have already incurred, they are directly recognized in profit or loss for the current period as deduction of the related expenses or costs. If the income-related government grants are specific to compensate future expenses or costs of the Group, they are recognized as deferred income and will be released to profit or loss when the related expenses or costs are incurred.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25      Employee benefits

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

The Group primarily pays contributions on a monthly basis to participate in a pension plan organized by the relevant municipal and provincial governments in the PRC. In 2019, the Group made monthly contributions at the rate of 17% (2018: 20%) of the qualified employees’ salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.26      Income tax

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be utilized, except:

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.26      Income tax(Continued)

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

2.27     Perpetual securities

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.28	Revenue recognition

Revenue from contracts with customers

The Group adopted IFRS 15 from January 1, 2018 using the modified retrospective method of adoption. The Group applied IFRS 15 to contracts that are initiated after the effective date and contracts that had remaining obligations as of the effective date. In respect of the prior periods, the Group retained prior period’s figures as reported under the previous standards, recognising the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2018. The Group concluded that the transitional adjustment to be made on January 1, 2018 to accumulated losses upon initial adoption of IFRS 15 is nil. It is because the Group recognizes revenue upon the transfer of significant risks and rewards, which coincides with the fulfilment of performance obligations. Additionally, the Group’s contracts with customers generally has only one performance obligation.

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

(a)	Sale of industrial products

Revenue from the sale of industrial products (including sales of scrap and other materials) is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the industrial products.

(b)	Rendering of services

Revenue from services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenue is recognized on a straight-line basis because the entity’s inputs are expended evenly throughout the performance period.

Revenue from other sources

(a)	Rental income

Rental income is recognized on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognized as income in the accounting period in which they are incurred.

(b)	Other income

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.29	Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a custom before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer) .

2.30	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalized. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

2.31	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders in a general meeting.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

(a)	Significant influence over an entity in which the Group holds less than 20% of voting rights

As disclosed in Note 8, the Group owned a 10.04% equity interest in Yunnan Aluminium Co., Ltd.* (“Yunnan Aluminum”) (雲南鋁業股份有限公司). The Group considers that it has significant influence over Yunnan Aluminum even though it owns less than 20% of the voting rights, on the grounds that the Group is the second largest shareholders of Yunnan Aluminum and one out of the eleven directors of the board of directors of Yunnan Aluminum exercises director’s rights on behalf of the Group.

At December 31, 2019, the Group owned a 6.68% equity interest in Chalco Mineral Resources Co.,Ltd.* (“Chalco Resources”) (中鋁礦產資源有限公司). The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the five directors of the board of directors of Chalco Resources.

At December 31, 2019, the Group owned 14.71% of the voting right of Chinalco Capital Holdings Co., Ltd.* (“Chinalco Capital”) (中鋁資本控股有限公司). The Group considers that it has significant influence over Chinalco Capital since it can appoint one out of three directors of the board of directors of Chinalco Capital.

At December 31, 2019, the Group owned a 16% equity interest in Baise New Aluminum Power Co., Ltd. * (“New Aluminum Power”) (百色新鋁電力有限公司). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the board of directors of New Aluminum Power.

At December 31, 2019, the Group owned a 14.29% equity interest in Inner Mongolia Geliugou Co., Ltd.* (“Inner Mongolia Qiliugou”) (內蒙古圪柳溝能源有限公司). The Group considers that it has significant influence over Inner Mongolia Qiliugou even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the board of directors of Inner Mongolia Qiliugou.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Judgements (Continued)

(b)	Consolidation of entities in which the Group holds less than a majority of voting rights

At December 31, 2019, the Group owned a 40.23% equity interest in Ningxia Yinxing Energy Co., Ltd. * (“Yinxing Energy”) (寧夏銀星能源股份有限公司). Since the remaining 59.77% of the equity shares in Yinxing Energy are held by a large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy, and Yinxing Energy continues to be included in the consolidation scope.

At December 31, 2019, the Company owned a 40% equity interest in Guizhou Huaren New Materials Co., Ltd.* (“Guizhou Huaren”)(貴州華仁新材料有限公司). In accordance with the acting-in-concert agreement signed between the Company and Hangzhou Jinjiang Group Co., Ltd.* (“Hangzhou Jinjiang”)(杭州錦江集團有限公司), Hangzhou Jinjiang would exercise the shareholders’ and board of directors’ votes in concert with the Group. Therefore, the directors of the Company believe that the Company has control over Guizhou Huaren and consolidated Guizhou Huaren’s financial statements from the date the Group obtained control.

At December 31, 2019, the Company owned 43.39% of the shares of Shanxi China Aluminum China Resources Co., Ltd.* (“Shanxi Zhongrun”)(山西中鋁華潤有限公司). In accordance with the acting-in-concert agreement signed between the Company and China Resources Coal Industry Group Co., Ltd. (“China Resources Coal Industry”), China Resources Coal Industry would exercise the shareholders’ and board of directors’ votes in concert with the Group. Therefore, the directors of the Company believe that the Company has control over Shanxi Zhongrun and consolidated Shanxi Zhongrun’s financial statements from the date the Group obtained control.

(c)	Determination of control over structured entities

As disclosed in Note 9, in 2017, the Company initiated the establishment of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership) * (“Size Industry Investment Fund”) (北京中鋁交銀四則產業投資基金管理合夥企業(有限合夥)). Pursuant to the Investment Agreements, the directors of the Company are of the opinion that as a limited partner, the Company neither had control over or joint control over nor significant influence over Size Industry Investment Fund. Therefore, the Company’s investment in Size Industry Investment Fund was accounted for as equity investment designated at fair value through other comprehensive income.

*	The English name represents the best effort made by management of the Group in translating its Chinese name as it does not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

(a)	Property, plant and equipment and intangible assets – recoverable amount (excluding goodwill)

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

Value in use is generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on significant estimates and judgments involved in the projections of the future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses, and discount rates applied to these forecasted future cash flows. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions; hence, there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(b)	Property, plant and equipment and intangible assets (excluding goodwill) - estimated useful lives and residual values

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

(c)	Goodwill - recoverable amount

In accordance with the Group’s accounting policy, goodwill is allocated to the Group’s cash generating units (“CGU”) as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually or more frequently if events or changes in circumstance indicated that the carrying amount may be impaired, by comparing the recoverable amount of the CGU and the carrying amount of the CGU. The recoverable amount is the higher of value in use and the fair value less costs of disposal. The recoverable amount of the underlying CGUs involved estimates and judgments, including future prices of aluminum and alumina, expected production and sales volumes, production costs, operating expenses, terminal growth rates used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgments may be affected by unexpected changes in future market or economic conditions.

(d)	Provision for expected credit losses on trade receivables

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

The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables is disclosed in Note 13 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(e)	Estimated impairment of inventories

In accordance with the Group’s accounting policy, the Group’s management tests whether inventories suffered any impairment based on estimates of the net realizable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate the net realizable amount of inventories. For inventories held for executed sales contracts, management estimates the net realizable amount based on the contracted price. For raw materials and work-in-progress, management has established a model in estimating the net realizable amount at which the inventories can be realized in the normal course of business after considering the Group’s manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances, including the Group’s business and the external environment, outcomes within the next financial year would be significantly affected.

(f)	Coal reserve estimates and units-of-production amortization for coal mining rights

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(g)	Income tax

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

Deferred tax assets are recognized for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon forecast of future taxable profits which was complex and judgmental and was based on significant assumptions, including future tax rates, the possible utilization of loss carry forwards and future taxable profits that are affected by unexpected changes in the tax law framework and future market or economic conditions.

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

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(h)	Investments in joint ventures and associates - recoverable amount

In accordance with the Group’s accounting policy, each investment in a joint venture and an associate is evaluated in every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.

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

(i)	Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the years is as follows:

	2017	2018	2019

Revenue from contracts with customers (net of value-added tax)
Sales of goods	180,706,361	179,785,704	189,569,543
Rendering of services	163,732	215,557	186,703
Rental income	152,543	240,153	317,915

	181,022,636	180,241,414	190,074,161

Revenue from the rendering of services includes revenue from the supply of heat and water and the provision of machinery processing, transportation, packaging and other services.

(i)	Disaggregated revenue information

For the year ended December 31, 2018

	Alumina segment	Primary aluminum segment	Energy segment	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services
Sales of goods	43,979,059	53,771,379	7,019,716	141,980,479	667,095	(67,632,024)	179,785,704
Rendering of services	—	—	215,557	—	—	—	215,557
Total revenue	43,979,059	53,771,379	7,235,273	141,980,479	667,095	(67,632,024)	180,001,261

Geographical markets
Mainland China	43,979,059	53,771,379	7,235,273	132,763,920	667,095	(67,632,024)	170,784,702
Outside of mainland China	—	—	—	9,216,559	—	—	9,216,559
Total revenue from contracts with customers	43,979,059	53,771,379	7,235,273	141,980,479	667,095	(67,632,024)	180,001,261

Timing of revenue recognition
Goods transferred at a point in time	43,979,059	53,771,379	7,019,716	141,980,479	667,095	(67,632,024)	179,785,704
Services transferred over time	—	—	215,557	—	—	—	215,557
Total revenue from contracts with customers	43,979,059	53,771,379	7,235,273	141,980,479	667,095	(67,632,024)	180,001,261

Revenue from contracts with customers
External customers	14,586,564	41,313,516	7,036,936	116,610,176	454,069	—	180,001,261
Intersegment sales	29,392,495	12,457,863	198,337	25,370,303	213,026	—	67,632,024
	43,979,059	53,771,379	7,235,273	141,980,479	667,095	—	247,633,285
Intersegment adjustments and eliminations	(29,392,495)	(12,457,863)	(198,337)	(25,370,303)	(213,026)	—	(67,632,024)
Total revenue	14,586,564	41,313,516	7,036,936	116,610,176	454,069	—	180,001,261

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.       REVENUE AND SEGMENT INFORMATION (Continued)

(a)	Revenue (Continued)

(i)	Disaggregated revenue information (Continued)

For the year ended December 31, 2019

	Alumina segment	Primary aluminum segment	Energy segment	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services
Sales of goods	43,690,995	49,043,864	7,148,644	158,633,447	492,624	(69,440,031)	189,569,543
Rendering of services	—	—	186,703	—	—	—	186,703
Total revenue	43,690,995	49,043,864	7,335,347	158,633,447	492,624	(69,440,031)	189,756,246

Geographical markets
Mainland China	43,690,995	49,043,864	7,335,347	152,857,432	492,624	(69,440,031)	183,980,231
Outside of mainland China	—	—	—	5,776,015	—	—	5,776,015
Total revenue from contracts with customers	43,690,995	49,043,864	7,335,347	158,633,447	492,624	(69,440,031)	189,756,246

Timing of revenue recognition
Goods transferred at a point in time	43,690,995	49,043,864	7,148,644	158,633,447	492,624	(69,440,031)	189,569,543
Services transferred over time	—	—	186,703	—	—	—	186,703
Total revenue from contracts with customers	43,690,995	49,043,864	7,335,347	158,633,447	492,624	(69,440,031)	189,756,246

Revenue from contracts with customers
External customers	14,117,594	37,349,482	7,099,211	130,864,398	325,561	—	189,756,246
Intersegment sales	29,573,401	11,694,382	236,136	27,769,049	167,063	—	69,440,031
	43,690,995	49,043,864	7,335,347	158,633,447	492,624	—	259,196,277
Intersegment adjustments and eliminations	(29,573,401)	(11,694,382)	(236,136)	(27,769,049)	(167,063)	—	(69,440,031)
Total revenue	14,117,594	37,349,482	7,099,211	130,864,398	325,561	—	189,756,246

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.        REVENUE AND SEGMENT INFORMATION (Continued)

(a)	Revenue (Continued)

(i)	Disaggregated revenue information (Continued)

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2018	2019

Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
— Sale of goods	1,277,125	1,543,164
— Others	32,947	36,158

	1,310,072	1,579,322

(ii)	Performance obligations

Information about the Group’s performance obligations is summarized below:

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

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2018 and December 31, 2019 are as follows:

	2018	2019

Within one year	1,579,322	1,638,826
More than one year	132,844	125,758

	1,712,166	1,764,584

The remaining performance obligations expected to be recognized in more than one year relate to rendering of services that are to be satisfied within 1–10 years. All the other remaining performance obligations are satisfied in one year or less at the end of each year.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

F-65

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.         REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Year ended December 31, 2017
	Alumina	Primary aluminium	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	38,997,261	47,245,646	6,250,966	146,856,931	645,314	(58,973,482)	181,022,636
Inter-segment revenue	(24,431,939)	(10,693,678)	(517,269)	(23,159,115)	(171,481)	58,973,482	—

Sales of self-produced products (Note (i))				23,158,952

Sales of products sourced from external suppliers				100,538,864

Revenue from external customers	14,565,322	36,551,968	5,733,697	123,697,816	473,833	—	181,022,636

Segment profit/(loss) before income tax	3,290,945	826,632	(171,310)	733,896	(1,728,563)	97,575	3,049,175

Income tax expense							(643,706)

Profit for the year							2,405,469

Other items
Finance income	233,016	83,996	44,015	192,327	153,336	—	706,690
Finance costs	(708,655)	(1,212,249)	(1,000,767)	(467,088)	(1,814,663)	—	(5,203,422)
Share of profits and losses of joint ventures	82,619	—	(383,263)	1,885	306,910	—	8,151
Share of profits and losses of associates	—	(16,887)	(181,667)	9,463	23,842	—	(165,249)
Amortization of land use rights	(42,768)	(25,120)	(15)	(6,376)	(17,300)	—	(91,579)
Depreciation and amortization (excluding the amortization of land use rights)	(2,781,350)	(2,516,058)	(1,510,218)	(79,342)	(86,200)	—	(6,973,168)
Gain on disposal of property, plant and equipment and land use right	47,243	40,106	(12,826)	1,673	543	—	76,739
Realized gain/(loss) on futures, forward and option contracts, net	3,398	(47,730)	1,585	(24,953)	43,749	—	(23,951)
Impairment of property, plant and equipment	(568)	—	(15,632)	—	—	—	(16,200)
Unrealized loss on futures, forward and option contracts, net	—	(17,033)	—	(92,719)	(21,321)	—	(131,073)
Gain on deemed disposal and disposal of subsidiaries	—	—	38,397	54,599	232,026	—	325,022
Changes for impairment of inventories	79,063	64,734	4,488	722	5,287	—	154,294
(Provision for)/reversal of impairment of receivables, net of bad debts recovered	(17,453)	269	(25,119)	(18,396)	—	—	(60,699)
Gain on disposal and dividends of available for sale	—	2,792	—	—	76,616	—	79,408
Gain on previously held equity interest remeasured at an acquisition-date fair value	—	—	117,640	—	—	—	117,640
Investments in associates	90,875	296,357	2,170,178	184,149	4,193,471	—	6,935,030
Investments in joint ventures	2,809,758	—	878,196	28,865	2,290,805	—	6,007,624

Additions during the period:
Intangible assets	—	197	284,509	372	89	—	285,167
Land use rights	—	—	27,956	25,199	6,060	—	59,215
Property, plant and equipment (Note (ii))	2,642,350	5,533,168	1,268,051	64,005	256,093	—	9,763,667

Note:

(i)	The sales of self-produced products include sales of self-produced alumina amounting to RMB13,187 million, sales of self-produced primary aluminium amounting RMB6,680, and sales of self-produced other products amounting to RMB3,292 million.

(ii)	The additions to property, plant and equipment under sale and leaseback contracts are not included.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Year ended December 31, 2018
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	44,150,937	53,802,172	7,235,273	142,017,821	667,235	(67,632,024)	180,241,414
Inter-segment revenue	(29,392,495)	(12,457,863)	(198,337)	(25,370,303)	(213,026)	67,632,024	—

Sales of self-produced products (Note (i))				34,454,943

Sales of products sourced from external suppliers				82,192,575

Revenue from external customers	14,758,442	41,344,309	7,036,936	116,647,518	454,209	—	180,241,414

Segment profit/(loss) before income tax	3,496,381	(929,298)	26,020	740,454	(1,267,146)	198,103	2,264,514

Income tax expense							(822,519)

Profit for the year							1,441,995

Other items
Finance income	100,125	54,458	15,744	136,515	185,392	—	492,234
Finance costs	(399,344)	(1,131,622)	(1,047,285)	(366,807)	(1,937,438)	—	(4,882,496)
Share of profits and losses of joint ventures	37,377	8	(225,377)	9,010	(20,470)	—	(199,452)
Share of profits and losses of associates	(1,141)	17,102	(52,368)	19,375	56,367	—	39,335
Amortization of land use rights	(39,027)	(41,175)	(9,335)	(18,615)	—	—	(108,152)
Depreciation and amortization (excluding the amortization of land use rights)	(2,846,051)	(2,954,801)	(1,962,081)	(101,705)	(82,963)	—	(7,947,601)
Gain/(loss) on disposal of property, plant and equipment and land use right	53,116	15,211	24,780	20,036	(12,045)	—	101,098
Realized (loss)/gain on futures, forward and option contracts, net	(716)	—	2,855	47,601	(9,248)	—	40,492
Other income	57,777	38,220	29,858	6,718	2,794	—	135,367
Impairment of property, plant and equipment	—	—	(7,450)	(39,034)	—	—	(46,484)
Unrealized gain on futures, forward and option contracts, net	—	—	—	100,967	—	—	100,967
Gain/(loss) on disposal of subsidiaries	7,671	—	—	—	(4,154)	—	3,517
Changes for impairment of inventories	(54,463)	(273,796)	(7,884)	(17,802)	—	—	(353,945)
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	19,320	(9,406)	(23,327)	(84,922)	(9,621)	—	(107,956)
Dividends of equity investments at fair value through other comprehensive income	—	—	1,000	—	108,914	—	109,914
loss on disposal of associates	—	—	(1,904)	—	—	—	(1,904)
(Loss)/gain on previously held equity interest remeasured at an acquisition-date fair value	—	—	(3,177)	—	751,263	—	748,086
Investments in associates	89,734	558,759	2,064,425	131,691	3,518,853	—	6,363,462
Investments in joint ventures	989,840	—	435,867	77,211	1,890,431	—	3,393,349

Additions during the period:
Intangible assets	99,089	753	2,754	514	194	—	103,304
Land use rights	2,786	—	—	52	—	—	2,838
Property, plant and equipment (Note (ii))	2,564,003	4,602,580	1,610,442	101,360	143,839	—	9,022,224

Note:

(i)	The sales of self-produced products include sales of self-produced alumina amounting to RMB16,561 million, sales of self-produced primary Aluminium amounting RMB13,517 million, and sales of self-produced other products amounting to RMB4,376 million.

(ii)	The additions to property, plant and equipment under sale and leaseback contracts (Note 20) are not included.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Year ended December 31, 2019
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	43,899,982	49,089,019	7,345,971	158,686,280	492,940	(69,440,031)	190,074,161
Inter-segment revenue	(29,573,401)	(11,694,382)	(236,136)	(27,769,049)	(167,063)	69,440,031	—

Sales of self-produced products (Note (i))				24,374,356

Sales of products sourced from external suppliers				106,542,875

Revenue from external customers	14,326,581	37,394,637	7,109,835	130,917,231	325,877	—	190,074,161

Segment profit/(loss) before income tax	844,848	687,246	403,479	952,848	(987,704)	213,084	2,113,801

Income tax expense							(625,720)

Profit for the year							1,488,081

Other items
Finance income	61,644	53,252	35,093	105,622	5,540	—	261,151
Finance costs	(651,238)	(1,328,730)	(1,064,769)	(223,928)	(1,652,514)	—	(4,921,179)
Share of profits and losses of joint ventures	86,245	—	(22,272)	3,767	202,375	—	270,115
Share of profits and losses of associates	(6,319)	11,621	(32,660)	36,579	39,546	—	48,767
Amortization of right-of-use assets	(495,693)	(338,975)	(146,139)	(45,541)	(49,477)	—	(1,075,825)
Depreciation and amortization (excluding the amortization of right-of-use assets)	(2,830,152)	(3,235,356)	(1,488,077)	(79,366)	(81,467)	—	(7,714,418)
(Loss)/gain on disposal of property, plant and equipment, and land use rights	(587,503)	830,205	(1,010)	7,216	(5,948)	—	242,960
Gain on disposal of business	262,677	—	—	—	—	—	262,677
Realized loss on futures, forward and option contracts, net	—	—	—	60,671	—	—	60,671
Other income	21,252	716	47,666	6,241	2,757	—	78,632
Impairment losses on property, plant and equipment and other non-current assets	(8,743)	(247,112)	(3,499)	—	—	—	(259,354)
Unrealized loss on futures, forward and option contracts,net	—	—	—	(9,851)	—	—	(9,851)
Gain on share of associates’ net assets	—	—	—	—	295,288		295,288
Gain on disposal of a subsidiary	118	—	3,014	2,738	255,317	—	261,187
Gain on disposal of associates	—	—	159,514	—	—	—	159,514
Changes for impairment of inventories	69,740	166,331	(19,076)	34,136	—	—	251,131
Reversal of/ (provision for) impairment of receivables, net of bad debts recovered	6,837	1,088	(53,227)	(121,154)	(3,295)	—	(169,751)
Dividends of equity investments at fair value through other comprehensive income	—	—	1,000	—	96,775	—	97,775
Investments in associates	83,424	574,385	2,021,964	362,757	6,469,871	—	9,512,401
Investments in joint ventures	1,076,085	—	298,991	79,199	1,931,307	—	3,385,582

Additions during the period:
Intangible assets	209,365	949,013	(5,062)	1,869	201	—	1,155,386
Right-of-use assets	1,080,285	131,797	8,411	27,365	—	—	1,247,858
Property, plant and equipment (Note (ii))	6,486,248	2,381,644	1,454,659	132,841	165,832	—	10,621,224

Note:

(i)	The sales of self-produced products include sales of self-produced Alumina amounting to RMB13,329 million, sales of self-produced primary Aluminium amounting RMB10,689 million, and sales of self-produced other products amounting to RMB356 million.

(ii)	The additions to property, plant and equipment under sale and leaseback contracts are not included.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at December 31, 2018

Segment assets	82,677,250	57,712,842	39,458,086	20,217,906	33,577,526	233,643,610
Reconciliation:
Elimination of inter-segment receivables						(34,228,334)
Other eliminations						(155,283)
Corporate and other unallocated assets:
Deferred tax assets						1,542,655
Prepaid income tax						162,103

Total assets						200,964,751

Segment liabilities	38,817,030	34,492,538	27,265,031	14,530,230	50,492,049	165,596,878
Reconciliation:
Elimination of inter-segment payables						(34,228,334)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,812,805
Income tax payable						113,783

Total liabilities						133,295,132

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at December 31, 2019

Segment assets	90,584,165	63,155,573	38,886,172	17,360,278	49,658,116	259,644,304
Reconciliation:
Elimination of inter-segment receivables						(58,081,964)
Other eliminations						(106,985)
Corporate and other unallocated assets:
Deferred tax assets						1,522,216
Prepaid income tax						93,093

Total assets						203,070,664

Segment liabilities	47,247,335	38,588,473	26,582,436	9,308,667	66,771,364	188,498,275
Reconciliation:
Elimination of inter-segment payables						(58,081,964)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,712,739
Income tax payable						216,554

Total liabilities						132,345,604

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

(b)	Segment information (Continued)

The Group mainly operates in Mainland China. Operating segment information by geographical location as follows:

	2017	2018	2019

Segment revenue from external customers
— Mainland China	171,956,305	171,024,855	184,298,146
— Outside Mainland China	9,066,331	9,216,559	5,776,015

	181,022,636	180,241,414	190,074,161

	2018	2019

Non-current assets (excluding financial assets and deferred tax assets)
— Mainland China	137,939,763	147,798,239
— Outside Mainland China	646,327	2,668,533

	138,586,090	150,466,772

For the year ended December 31, 2019, revenues of approximately RMB40,567 million (2017: RMB39,759 million, 2018: RMB32,852 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminium, energy and trading segments. There were no other individual customers from which the Group has derived revenue of 10% or more of the Group’s revenue during the years ended December 31, 2017, 2018 and 2019.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS

	Goodwill	Mining rights and others	Mineral exploration rights	Computer software, Electrolytic aluminium production quota and others	Total

Year ended December 31, 2018
Opening net carrying amount	2,345,930	7,066,428	1,111,586	113,689	10,637,633
Additions	—	98,995	—	4,309	103,304
Acquisition of subsidiaries	1,163,949	728,066	—	1,285	1,893,300
Reclassification	—	7,072	(7,072)	—	—
Disposals	—	—	—	(168)	(168)
Amortization	—	(265,108)	—	(30,793)	(295,901)
Transfer from property, plant and equipment (Note 6)	—	41,148	—	484,068	525,216
Currency translation differences	754	5,782	9,445	—	15,981

Closing net carrying amount	3,510,633	7,682,383	1,113,959	572,390	12,879,365

As at December 31, 2018
Cost	3,510,633	9,430,183	1,113,959	888,975	14,943,750
Accumulated amortization and impairment	—	(1,747,800)	—	(316,585)	(2,064,385)

Net carrying amount	3,510,633	7,682,383	1,113,959	572,390	12,879,365

	Goodwill	Mining rights and others	Mineral exploration rights	Computer software, Electrolytic aluminium production quota and others	Total

Year ended December 31, 2019
Opening net carrying amount	3,510,633	7,682,383	1,113,959	572,390	12,879,365
Additions	—	467,640	—	687,746	1,155,386
Reclassification	—	115,871	(115,871)	—	—
Disposals	—	—	—	(9)	(9)
Amortization	—	(294,766)	—	(44,172)	(338,938)
Transfer from property, plant and equipment (Note 6)	—	—	—	63,370	63,370
Currency translation differences	259	1,783	3,244	—	5,286

Closing net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460

As at December 31, 2019
Cost	3,510,892	10,016,634	1,001,332	1,640,081	16,168,939
Accumulated amortization and impairment	—	(2,043,723)	—	(360,756)	(2,404,479)

Net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

For the year ended December 31, 2019, the amortization expenses of intangible assets recognized in profit or loss were analyzed as follows:

	2017	2018	2019

Cost of sales	241,261	265,108	294,766
General and administrative expenses	34,616	30,793	44,172

	275,877	295,901	338,938

As at December 31, 2019, the Group has pledged intangible assets with a net carrying value amounting to RMB757 million (December 31, 2018: RMB773 million) for bank and other borrowings as set out in Note 24 to the financial statements.

As at December 31, 2019, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB39 million (December 31, 2018: RMB21 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at December 31, 2019, the carrying value of these rights only represented approximately 0.02% of the total asset value of the Group (December 31, 2018: approximately 0.01%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

Impairment testing of goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group’s cash-generating units (“CGUs”) and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	December 31, 2018		December 31, 2019
	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	—	217,267	—	217,267
Guangxi Branch	189,419	—	189,419	—
Lanzhou Branch	—	1,924,259	—	1,924,259
PT. Nusapati Prima (“PTNP”)	15,739	—	15,998	—
Shanxi Huaxing	1,163,949	—	1,163,949	—

	1,369,107	2,141,526	1,369,366	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculation of VIU use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2018: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment testing include future prices of aluminum and alumina, expected production and sales volumes, production costs and operating expenses. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2018: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analyzing the recoverable amounts of CGUs and groups of CGUs within operating segments. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions.

The directors of the Company are of the view that, based on their assessment, there was no impairment of goodwill as at December 31, 2019 and December 31, 2018.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total
Year ended December 31, 2018
Opening net carrying amount	32,288,223	52,784,696	541,908	129,630	9,987,437	95,731,894
Reclassifications and internal transfers	3,204,611	3,600,371	75,277	5,149	(6,885,408)	—
Government grants	(468)	(113,481)	—	—	—	(113,949)
Transfer to intangible assets (Note 5)	—	—	—	—	(525,216)	(525,216)
Transfer to prepaid land lease payments (Note 19)	—	—	—	—	(382,242)	(382,242)
Transfer to investment properties (Note 7)	(11,039)	—	—	—	—	(11,039)
Transfer from investment properties (Note 7)	21,773	—	—	—	—	21,773
Additions	230,243	1,998,717	31,668	48,912	8,016,079	10,325,619
Acquisition of subsidiaries	4,633,728	4,026,062	17,443	5,937	3,149,060	11,832,230
Disposal of subsidiaries	—	(472)	(101)	(53)	(8,893)	(9,519)
Disposals	(251,212)	(2,505,158)	(39,827)	(3,347)	(275,391)	(3,074,935)
Depreciation	(1,266,607)	(6,087,890)	(116,807)	(28,018)	—	(7,499,322)
Impairment losses	—	(7,061)	—	—	(39,423)	(46,484)
Currency translation differences	99	146	34	27	—	306

Closing net carrying amount	38,849,351	53,695,930	509,595	158,237	13,036,003	106,249,116

As at December 31, 2018
Cost	56,620,994	103,608,492	2,538,835	603,665	13,187,424	176,559,410
Accumulated depreciation and impairment	(17,771,643)	(49,912,562)	(2,029,240)	(445,428)	(151,421)	(70,310,294)

Net carrying amount	38,849,351	53,695,930	509,595	158,237	13,036,003	106,249,116

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total

Year ended December 31, 2019
Opening net carrying amount	38,849,351	53,695,930	509,595	158,237	13,036,003	106,249,116
Impact on initial application of IFRS 16 (Note 2.2)	(148,673)	(5,851,498)	—	—	(720,439)	(6,720,610)
Opening net book amount at January 1, 2019	38,700,678	47,844,432	509,595	158,237	12,315,564	99,528,506
Currency translation differences	89	103	17	46	—	255
Reclassifications and internal transfers	3,869,147	5,125,998	(29,181)	207,546	(9,173,510)	—
Transfer to intangible assets (Note 5)	—	—	—	—	(63,370)	(63,370)
Transfer to right-of-use assets	(107,368)	(495)	—	—	—	(107,863)
Transfer to investment properties (Note 7)	(179,564)	—	—	—	—	(179,564)
Additions	576,035	635,678	44,122	13,506	9,351,883	10,621,224
Transfer from right-of-use assets (Note 19) *	—	1,674,260	—	—	—	1,674,260
Government grants	(7,211)	(69,012)	—	—	—	(76,223)
Disposals	(79,280)	(378,816)	(19,672)	(938)	(70,201)	(548,907)
Disposal of subsidiaries	(85,851)	(73,432)	(3,270)	(239)	—	(162,792)
Depreciation	(1,849,121)	(5,121,646)	(100,547)	(23,402)	—	(7,094,716)
Impairment loss	(105,347)	(153,394)	(14)	(185)	(414)	(259,354)

Closing net carrying amount	40,732,207	49,483,676	401,050	354,571	12,359,952	103,331,456

As at December 31, 2019
Cost	60,153,059	101,624,509	2,238,818	829,575	12,511,787	177,357,748
Accumulated depreciation and impairment	(19,420,852)	(52,140,833)	(1,837,768)	(475,004)	(151,835)	(74,026,292)

Net carrying amount	40,732,207	49,483,676	401,050	354,571	12,359,952	103,331,456

*	This includes the right-of-use assets recognized previously under sale and leaseback contracts of RMB1,674 million that were reclassified from property, plant and equipment, upon initial adoption of IFRS 16. After the expiration of those contracts, they were measured as property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

For the years ended December 31, 2017, 2018 and 2019, depreciation expenses recognized in profit or loss are analyzed as follows:

	2017	2018	2019

Cost of sales	6,387,773	7,291,380	6,926,580
General and administrative expenses	160,143	201,337	161,547
Selling and distribution expenses	6,926	6,605	6,589

	6,554,842	7,499,322	7,094,716

As at December 31, 2019, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB7,315 million (December 31, 2018: RMB5,639 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements.

As at December 31, 2019, the carrying value of these buildings only represented approximately 3.60% of the Group’s total asset value (December 31, 2018: 2.81%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above buildings, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2019, interest expenses of RMB289 million (2017: RMB344 million, 2018: RMB518 million) (Note 28) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate ranging from 4.00% to 6.96% (2017: 4.41% to 8.00%, 2018: 4.54% to 7.00%) (Note 28), and were included in additions to property, plant and equipment.

As at December 31, 2019, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB4,946 million (December 31, 2018: RMB4,168 million) for bank and other borrowings as set out in Note 24 to the financial statements.

As at December 31, 2019, the carrying value of temporarily idle property, plant and equipment of the Group was RMB952 million (December 31, 2018: RMB675 million).

The net carrying amounting of the Group’s fixed assets held under finance leases included in the total amounts of the machinery and construction in progress at December 31, 2018 were RMB10,678 million and RMB112 million, respectively. The accumulated depreciation of the Group’s fixed assets held under finance leases amounted to RMB2,011 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

Impairment testing for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying values of these individual plants or entities were compared to the recoverable amounts of the CGUs, which were based predominantly on value in use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment testing include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax and non-inflation rate of 10.16% (2018: 10.16%) that reflects specific risks related to the CGUs as discount rates. The assumptions above are used in analyzing the recoverable amounts of the CGUs within operating segments. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions.

For the CGUs with indicators of impairment identified, the assets were not further impaired during the current year based on the impairment testing (2018: Nil).

In addition to the CGUs for which impairment was tested based on value in use, the Group also assessed the recoverable amounts for property, plant and equipment about to be disposed or abandoned, and impairment losses of RMB259 million were provided during the year ended December 31, 2019 (2018: RMB46 million, 2017: RMB16 million).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INVESTMENT PROPERTIES

	Buildings	Land use rights	Total

Year ended December 31, 2018
Opening net carrying amount	254,061	1,078,309	1,332,370
Transfer from property, plant and equipment (Note 6)	11,039	—	11,039
Transfer to property, plant and equipment (Note 6)	(21,773)	—	(21,773)
Disposal	—	(143,401)	(143,401)
Depreciation	(7,353)	(14,876)	(22,229)
Closing net carrying amount	235,974	920,032	1,156,006

As at December 31, 2018
Cost	251,626	939,015	1,190,641
Accumulated depreciation	(15,652)	(18,983)	(34,635)

Net carrying amount	235,974	920,032	1,156,006

	Buildings	Land use rights	Total

Year ended December 31, 2019
Opening net carrying amount	235,974	920,032	1,156,006
Additions	44,063	—	44,063
Transfer from property, plant and equipment (Note 6)	179,564	—	179,564
Transfer from right-of-use assets (Note 19)	—	239,765	239,765
Disposal	(36,949)	(52,537)	(89,486)
Depreciation	(8,484)	(18,075)	(26,559)
Impairment	—	(87)	(87)
Closing net carrying amount	414,168	1,089,098	1,503,266

As at December 31, 2019
Cost	508,705	1,159,343	1,668,048
Accumulated depreciation and impairment	(94,537)	(70,245)	(164,782)

Net carrying amount	414,168	1,089,098	1,503,266

The Group’s investment properties consist of land use rights held for capital appreciation and buildings leased to third parties under operating leases.

As at December 31, 2019, the Group was in the process of applying for the ownership certificates of investment properties with a net carrying value of RMB255 million (December 31, 2018: RMB68 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at December 31, 2019, the carrying value of these investment properties only represented approximately 0.13% of the total asset value of the Group (December 31, 2018: 0.03%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above investment properties, and that there is no material adverse impact on the overall financial position of the Group.

As at December 31, 2019, the fair value of the buildings was approximately RMB1,071 million (December 31, 2018: RMB781 million), which was estimated based on the market price of comparable buildings in the nearby area. The directors of the Company estimated that the fair value of the land use right is likely to be RMB1,269 million (December 31, 2018: RMB1,287 million), which was determined based on the transaction prices for similar lands nearby.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2018	2019

As at January 1	6,007,624	3,393,349
Capital injections	90,000	50,000
A joint venture changed into a subsidiary	(2,048,780)	—
Disposal*	—	(114,604)
Share of profits and losses for the year	(199,452)	270,115
Share of changes in reserves	(2,837)	8,746
Cash dividends declared	(236,253)	(222,024)
Impairment	(216,953)	—

As at December 31	3,393,349	3,385,582

*	In March 2019, a subsidiary of the Group Ningxia Energy transferred, through an auction transaction, its 50% equity interest in Ningxia Zhongning Power Co., Ltd.

As at December 31, 2019, all joint ventures of the Group were unlisted.

As at December 31, 2019, particulars of the Group’s material joint venture is as follows:

	Place of	Registered		Effective equity interest held
Name	establishment and operation	and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing

Guangxi Huayin Aluminum Co., Ltd. * (“Guangxi Huayin”) (廣西華銀鋁業有限公司)	PRC/ Mainland China	2,441,987	Manufacturing	33%	33%	33%

Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

*	The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(a)	Investments in joint ventures (Continued)

The following table illustrates the summarized financial information in respect of Guangxi Huayin :

	2018	2019

Cash and cash equivalents	232,022	261,447
Other current assets	1,233,669	1,222,290
Current assets	1,465,691	1,483,737

Non-current assets	5,473,480	5,249,101

Financial liabilities	840,000	1,106,593
Other current liabilities	961,283	960,077
Current liabilities	1,801,283	2,066,670

Non-current liabilities	814,691	414,299

Net assets	4,323,197	4,251,869
Non-controlling interests	—	—

Reconciliation to the Group’s interest in the joint venture:
Proportion of the Group’s ownership	33%	33%
Group’s share of net assets of the joint venture	1,426,655	1,403,117
Carrying amount of the investment	1,426,655	1,403,117

	2017	2018	2019

Revenue	5,547,895	5,173,801	5,226,893
Gross profit	1,844,116	979,991	1,303,254
Interest income	31,754	6,365	9,781
Depreciation and amortization	524,090	509,556	525,109
Interest expenses	132,273	77,438	63,351
Profit before income tax	1,507,883	504,875	621,315
Income tax	214,264	78,827	79,300

Other comprehensive income	—	—	—

Total comprehensive income for the year	1,293,619	426,048	542,015

Share of the joint ventures’ profits and losses for the year	426,894	140,693	178,865
Dividend received	40,260	132,000	198,000

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(a)	Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group’s joint ventures that are not individually material:

	2018	2019

Share of the joint ventures’ profits and losses for the year	(340,145)	91,250
Share of the joint ventures’ total comprehensive income	(340,145)	91,250

Aggregate carrying amount of the Group’s investments in joint ventures	1,858,386	1,870,538

There were no material contingent liabilities relating to the Group’s interests in the joint ventures and the joint ventures themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

	2018	2019

As at January 1	6,935,030	6,363,462
Investment to Yunnan Aluminium (Note (1), Note (27) )	—	1,491,736
Investment to Heqing Yixin Aluminum Industry Co., Ltd. (鶴慶溢鑫鋁業有限公司) (“Yixin Aluminum”) (Note (2), Note (27) )	—	941,160
Capital injections, other than to Yunnan Aluminium and Yixin Aluminum	315,300	729,368
Subsidiaries changed into associates	—	16,283
Associates changed into subsidiaries	(862,214)	—
Capital reduction	(32,720)	(20,250)
Share of profits and losses for the year	39,335	48,767
Cash dividends declared	(36,157)	(50,314)
Share of changes in reserves	4,888	(7,811)

As at December 31	6,363,462	9,512,401

Note (1): Investment to Yunnan Aluminium

On December 19, 2019, the Company and Yunnan Aluminum entered into a Share Subscription Agreements (“Subscription Agreements”), pursuant to which the Company subscribed for 314,050,688 shares of Yunnan Aluminum at a price of RMB4.10 per share with the total subscription amount of RMB1,288 million. Upon completion of the subscription, the Company obtained 10.04% equity interests in Yunnan Aluminum.

The Group considers that it has significant influence over Yunnan Aluminum even though it owns less than 20% of the voting rights, on the grounds that after the investment, the Group is the second largest shareholder of Yunnan Aluminum and one out of the eleven directors of the board of directors of Yunnan Aluminum exercises director’s rights on behalf of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(b)	Investments in associates (Continued)

Note (1): Investment to Yunnan Aluminium (Continued)

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company, and Yunnan Aluminum is a subsidiary of Chinalco. Therefore, Yunnan Aluminum is a connected person of the Company under the Hong Kong Listing Rules. As such, the transaction contemplated under the Shares Subscription Agreement constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. The investment constitutes a related party transaction which was disclosed in Note 35 (a).

The investment to Yunnan Aluminum, which is a listed company, is conducive for resolving business competitions between the Company and Yunnan Aluminum and is in line with the development strategies and in the whole interests of the Company.

The excess of the fair value of identifiable net assets as at the acquisition date over the consideration transferred approximates to RMB204 million, which was mainly arising from the fair value adjustments for certain intangible assets according to a professional valuer’s report, was recognized in other gains for the year ended December 31, 2019.

Note (2): Investment to Yixin Aluminum

On December 10, 2019, the Company entered into the Capital Contribution Agreement with shareholders of Yixin Aluminum, including Yunnan Aluminum, Wenshan Aluminum Co., Ltd. (“Wenshan Aluminum”) and three individual shareholders, pursuant to which the Company agreed to make a capital contribution of RMB850 million in cash to Yixin Aluminum. Upon completion of the capital contribution, the Company holds approximately 38.90% equity investments of Yixin Aluminum.

Chinalco is the controlling Shareholder of the Company, and Yunnan Aluminum, Wenshan Aluminum and Yixin Aluminum are subsidiaries of Chinalco. Therefore, Yunnan Aluminum, Wenshan Aluminum and Yixin Aluminum are connected persons of the Company under the Hong Kong Listing Rules. As such, the transaction contemplated under the Capital Contribution Agreement constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. The investment constitutes a related party transaction which was disclosed in Note 35(a).

The investment to Yixin Aluminum is to facilitate the Company in participating in the green development layout on the integration of water, electricity and aluminum in Yunnan Province and obtaining competitive assets for its principal business.

The excess of the fair value of identifiable net assets as at the acquisition date over the consideration transferred approximated to RMB91 million, which was mainly arising from the fair value adjustments for constructions according to a professional valuer’s report, was recognized in other gains for the year ended December 31, 2019.

As at December 31, 2019, all associates, except for Yunnan Aluminium, of the Group were unlisted.

As at December 31, 2019, no associate was individually material to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(b)	Investments in associates (Continued)

The following table illustrates the aggregate financial information of the Group’s associates that are not individually material:

	2018	2019

Share of the associates’ profits and losses	39,335	48,767
Share of the associates’ total comprehensive income	39,335	48,767

Aggregate carrying amount of the Group’s investments in the associates	6,363,462	9,512,401

As at December 31, 2019, there were no proportionate interests of the Group in the associates’ capital commitments (December 31, 2018: Nil).

As at December 31, 2019, the Group had pledged investments in associates amounting to RMB539 million (December 31, 2018: investments in associates amounting to RMB536 million) as set out in Note 24 to the financial statements.

There were no material contingent liabilities relating to the Group’s interests in the associates and the associates themselves.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	EQUITY INVESTMENTS DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME/AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	December 31, 2018	December 31, 2019

Equity investments designated at fair value through other comprehensive income
Listed equity investments, at fair value
Dongxing securities Co., Ltd.(東興證券)	6,441	8,853

	6,441	8,853

Unlisted equity investments
Sanmenxia Dachang Mining Co., Ltd. (三門峽達昌礦業有限公司)	20,926	20,905
Inner Mongolia Ganqimaodu Port Development Co., Ltd. (內蒙古甘其毛都港務發展股份有限公司)	18,010	30,410
Yinchuan Economic and Technological Development Zone Investment Holding Co., Ltd. (銀川經濟技術開發區投資控股有限公司)	19,306	20,000
China Color International Alumina Development Co., Ltd. (中色國際氧化鋁開發有限公司)	9,000	6,614
Luoyang Jianyuan Mining Co., Ltd. (洛陽建元礦業有限公司)	4,948	4,960
Ningxia Ningdian Logistics Transportation Co., Ltd. (寧夏寧電物流運輸有限公司)	1,194	1,640
Chinalco Innovative Development Investment Company Limited (“Chinalco Innovative”) (中鋁創投)	—	365,681
Size Industry Investment Fund (Note)	1,650,000	1,653,251
Fangchenggang Chisha Pier Co., Ltd. (防城港赤沙碼頭有限公司)	—	700
Xingxian Shengxing Highway Investment Management Co., Ltd. (興縣盛興公路投資管理有限公司)	—	126,237

	1,723,384	2,230,398

	1,729,825	2,239,251

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

Note:

Included in the unlisted investments is mainly the equity investment in Size Industry Investment Fund. In 2017, the Company entered into a series of agreements with Bank of Communications International Trust Co., Ltd. (“BOCOMMTRUST”) (交銀國際信託有限公司), Bocommtrust Asset Management Co., Ltd.* (“Bocommtrust Asset”) ( 交銀國信資產管理有限公司), a subsidiary of BOCOMMTRUST, and Chinalco Jianxin Investment Fund Management (Beijing) Company Limited* (“Chinalco Jianxin”) (中鋁建信投資基金管理（北京）有限公司) to establish Beijing Chalco Bocom Size (“Size Industry Investment Fund”) (北京中鋁交銀四則產業投資基金管理合夥企業（有限合夥)). According to these agreements, BOCOMMTRUST acted as the prioritised limited partner and the Company as the secondary limited partner of Size Industry Investment Fund, with the maximum amount of capital contribution of RMB6,700 million and RMB3,300 million, respectively. Bocommtrust Asset and Chinalco Jianxin are the general partner and the manager of Size Industry Investment Fund, respectively. The purpose of Size Industry Investment Fund is to invest in the Company’s subsidiaries, associates or joint ventures in the form of debt financing.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

9.	EQUITY INVESTMENTS DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME/AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS (Continued)

Note: (Continued)

As at December 31, 2019, Size Industry Investment Fund made four investments in three of the Company’s associates and one of the Company’s joint ventures amounting to RMB5,000 million in the form of debt. The Company and BOCOMMTRUST contributed capital of RMB1,650 million and RMB3,350 million to Size Industry Investment Fund, respectively.

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

*	The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as the companies do not have any official English names.

10.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2019 without taking into consideration the offsetting of balances within the same tax jurisdiction are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealized profit at consolidation	Others	Total

As at January 1, 2018	525,439	264,209	539,899	166,043	168,647	1,664,237

Acquisition of subsidiaries	360	—	—	—	7,734	8,094
(Charged)/credited to profit or loss	(139,956)	(21,839)	76,338	3,833	5,989	(75,635)

As at December 31, 2018	385,843	242,370	616,237	169,876	182,370	1,596,696

As at January 1, 2019	385,843	242,370	616,237	169,876	182,370	1,596,696
Credited/(charged) to profit or loss	59,218	(33,214)	(40,047)	(521)	(2,956)	(17,520)

As at December 31, 2019	445,061	209,156	576,190	169,355	179,414	1,579,176

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	DEFERRED TAX (Continued)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortization	Fair value adjustments arising from acquisition of subsidiaries	Total
As at January 1, 2018	52,934	5,972	7,659	988,848	1,055,413
Exchange realignment	—	—	—	1,353	1,353
Credited to other comprehensive income	—	(3,769)	—	—	(3,769)
Acquisition of subsidiaries	—	—	—	822,229	822,229
(Credited)/charged to profit or loss	(9,102)	3,403	24,830	(27,511)	(8,380)

As at December 31, 2018	43,832	5,606	32,489	1,784,919	1,866,846

As at January 1, 2019	43,832	5,606	32,489	1,784,919	1,866,846
Exchange realignment	—	—	—	416	416
Credited to other comprehensive income	—	14,642	—	—	14,642
Credited to profit or loss	(5,825)	(12,517)	(8,616)	(85,247)	(112,205)

As at December 31, 2019	38,007	7,731	23,873	1,700,088	1,769,699

The temporary differences associated with investments in the Group’s associates and joint ventures, for which a deferred tax liability has not been recognized in the periods presented, aggregate to RMB827 million (2018: RMB438 million), considering dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Group has no plan to dispose any of these investees in the foreseeable future.

For presentation purposes, certain deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	December 31, 2018	December 31, 2019

Net deferred tax assets	1,542,655	1,522,216

Net deferred tax liabilities	1,812,805	1,712,739

As at December 31, 2019, the Group has not recognized deferred tax assets of RMB1,467 million (December 31, 2018: RMB2,634 million) in respect of accumulated tax losses amounting to RMB6,210 million (December 31, 2018: RMB11,387 million) arising in Mainland China and deferred tax assets of RMB2,287 million (December 31, 2018: RMB1,660 million) in respect of deductible temporary differences amounting to RMB9,160 million (December 31, 2018: RMB7,992 million) as it was considered not probable that those assets would be realized. The above tax losses will expire in one to five years if not utilized.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

10.	DEFERRED TAX (Continued)

As at December 31, 2019, the expiry profile of these unprovided tax losses was analyzed as follows:

	December 31, 2018	December 31, 2019

Expiring in
2019	6,753,096	—
2020	711,878	690,646
2021	975,081	958,188
2022	1,211,002	1,211,002
2023	1,736,412	997,376
2024	—	2,353,070

	11,387,469	6,210,282

11.	OTHER NON-CURRENT ASSETS

	December 31, 2018	December 31, 2019

Financial assets
- Other long-term receivables	204,718	128,673

Prepayment for mining rights	808,736	813,822
Long-term prepaid expenses	667,772	648,983
Deferred losses for sale and leaseback transactions (Note)	1,323,221	766,548
Others	1,438,198	849,817
	4,237,927	3,079,170

	4,442,645	3,207,843

Note: As disclosed in Note 20, the Group entered into several sale and leaseback agreements which constitute finance leases during the year. The deferred losses resulted from the sale are classified as other non-current assets and were amortized over the useful lives of the assets leased back.

As at December 31, 2019 and December 31, 2018, all amounts were denominated in RMB.

As at December 31, 2019 and December 31, 2018, all amounts in other non-current assets were non-interest-bearing.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

12.	INVENTORIES

	December 31, 2018	December 31, 2019

Raw materials	8,362,697	6,825,650
Work-in-progress	8,684,506	7,847,599
Finished goods	3,280,641	4,501,633
Spare parts	879,794	842,734
Packaging materials and others	63,227	57,870
	21,270,865	20,075,486

Less: provision for impairment of inventories	(811,197)	(560,066)

	20,459,668	19,515,420

Movements in the provision for impairment of inventories are as follows:

	2018	2019

As at January 1	457,252	811,197
Provision for impairment of inventories	2,413,098	1,503,406
Disposal of subsidiary	—	(772)
Reversal arising from increase in net realizable value	(165,510)	(340,134)
Written off upon sales of inventories	(1,893,643)	(1,413,631)

As at December 31	811,197	560,066

As at December 31, 2019 and December 31, 2018, the Group had not pledged inventories for bank and other borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

13.	TRADE AND NOTES RECEIVABLES

	December 31, 2018	December 31, 2019

Trade receivables	5,868,796	5,273,969
Less: provision for impairment	(659,261)	(714,857)
	5,209,535	4,559,112

Notes receivable	2,894,482	2,834,011

	8,104,017	7,393,123

As at December 31, 2019, except for trade and notes receivables of the Group amounting to RMB1,111 million (December 31, 2018: RMB1,403 million) which were denominated in USD, all trade and notes receivables were denominated in RMB.

Included in the Group’s trade and notes receivables are amounts due from the Group’s joint ventures and associates of RMB788 million (December 31, 2018: RMB820 million) and RMB0.03 million (December 31, 2018: RMB7 million), respectively, which are repayable on credit terms similar to those offered to the major customers of the Group.

As at December 31, 2019, the Group had pledged notes receivable amounting to RMB667 million to exchange notes receivable (December 31, 2018: notes receivable amounting to RMB934 million) as set out in Note 24 to the financial statements.

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group’s sales were on advance payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2019, the ageing analysis of trade and notes receivables was as follows:

	December 31, 2018	December 31, 2019

Within 1 year	3,320,735	2,907,407
Between 1 and 2 years	906,302	742,477
Between 2 and 3 years	158,162	377,836
Over 3 years	1,483,597	1,246,249
	5,868,796	5,273,969

Less: provision for impairment	(659,261)	(714,857)

	5,209,535	4,559,112

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

13.	TRADE AND NOTES RECEIVABLES (Continued)

Impairment under IFRS 9 for the year ended December 31, 2018 and 2019

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at December 31, 2018

	Gross carrying amount	Expected credit losses	Expected credit loss rate (%)
Alumina and primary aluminum
Within 1 year	401,691	3,696	0.92
Between 1 and 2 years	55,766	6,179	11.08
Between 2 and 3 years	16,546	14,893	90.01
Over 3 years	379,213	359,759	94.87
	853,216	384,527	/
Trading
Within 1 year	473,153	662	0.14
Between 1 and 2 years	4,146	70	1.68
Between 2 and 3 years	74	3	3.80
Over 3 years	19,422	3,787	19.50
	496,795	4,522	/
Energy
Within 1 year	88,462	3,388	3.83
Between 1 and 2 years	3,217	685	21.28
Between 2 and 3 years	15,417	3,688	23.92
Over 3 years	12,710	6,216	48.91
	119,806	13,977	/
Corporate and other operating segments
Within 1 year	108,627	6,539	6.02
Between 1 and 2 years	10,974	7,767	70.78
Between 2 and 3 years	4,026	3,823	94.96
Over 3 years	25,800	25,142	97.45
	149,427	43,271	/

	1,619,244	446,297

Individually assessed trade receivables	4,249,552	212,964

	5,868,796	659,261

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

13.	TRADE AND NOTES RECEIVABLES (Continued)

As at December 31, 2019

	Gross carrying amount	Expected credit losses	Expected credit loss rate (%)
Alumina and primary aluminum
Within 1 year	207,602	1,910	0.92
Between 1 and 2 years	47,883	5,305	11.08
Between 2 and 3 years	20,712	18,643	90.01
Over 3 years	205,395	194,858	94.87
	481,592	220,716	/
Trading
Within 1 year	113,596	159	0.14
Between 1 and 2 years	—	—	1.69
Between 2 and 3 years	1,001	41	4.05
Over 3 years	79,793	15,560	19.50
	194,390	15,760	/
Energy
Within 1 year	348,399	13,343	3.83
Between 1 and 2 years	11,722	2,496	21.29
Between 2 and 3 years	9,073	2,170	23.92
Over 3 years	7,269	3,555	48.91
	376,463	21,564	/
Corporate and other operating segments
Within 1 year	51,774	3,117	6.02
Between 1 and 2 years	18,129	12,831	70.78
Between 2 and 3 years	5,399	5,127	94.96
Over 3 years	6,176	6,019	97.45
	81,478	27,094	/

	1,133,923	285,134

Individually assessed trade receivables	4,140,046	429,723

	5,273,969	714,857

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

13.	TRADE AND NOTES RECEIVABLES (Continued)

Movements in the loss allowance for impairment of trade and notes receivables are as follows:

	2018	2019

As at January 1	546,102	659,261
Effect of adoption of IFRS 9	112,407	—
At beginning of year	658,509	659,261

Impairment loss	64,544	236,238
Written off	(33,469)	(97,554)
Reversal	(20,466)	(83,095)
Others	(9,857)	7

As at December 31	659,261	714,857

As at December 31, 2019, the Group has derecognized notes receivable that have been discounted or endorsed but not yet due carrying amount in aggregate of RMB34,506 million (December 31, 2018: RMB29,273 million). In addition, as at December 31, 2019, the Group has not derecognized notes receivable that have been discounted or endorsed but not yet due with a carrying amount of RMB357 million (December 31, 2018: RMB444 million).

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

During the year ended December 31, 2019, the Group has not recognized any gain or loss on the date of transfer of the derecognized notes receivable. No gains or losses were recognized from the Continuing Involvement, both during the year or cumulatively. The endorsement has been made evenly throughout the year.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	OTHER CURRENT ASSETS

	December 31, 2018	December 31, 2019

Financial assets
- Deposits paid to suppliers	317,946	501,918
- Dividends receivable	47,167	82,796
- Receivables from disposal of businesses and assets	134,789	90,399
- Entrusted loans and loans receivable from third parties	1,645,205	1,544,070
- Entrusted loans and loans receivable from related parties	1,297,892	1,309,095
- Receivables from disposal of properties	1,881,513	1,948,434
- Interest receivables	40,936	40,936
- Recoverable reimbursement for freight charges	415,232	223,884
- Receivable of governments grants	129,977	517,365
- Other financial assets	787,396	1,185,466
	6,698,053	7,444,363

Less: impairment allowance	(1,764,068)	(1,720,439)
	4,933,985	5,723,924

Advances to employees	23,744	17,207
Deductible input value added tax receivables	2,189,470	2,424,004
Prepaid income tax	162,103	93,093
Prepayments to related parties for purchases	586,312	229,324
Prepayments to suppliers for purchases and others	964,158	634,548
Others	169,881	117,678
	4,095,668	3,515,854

Less: provision for impairment	(4,139)	(2,715)
	4,091,529	3,513,139

Total other current assets	9,025,514	9,237,063

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	OTHER CURRENT ASSETS (Continued)

As at December 31, 2019, except for amounts included in other receivables amounting to RMB37 million, which were denominated in USD (December 31, 2018: other receivables amounting to RMB48 million denominated in USD), remaining amounts in other current assets were denominated in RMB0.12 million (December 31, 2018: remaining denominated in RMB) .

As at December 31, 2019, except for entrusted loans and loans receivable (December 31, 2018: except for entrusted loans and loans receivable) which were interest-bearing assets, all amounts in other current assets were non-interest-bearing (December 31, 2018: all non-interest-bearing).

As at December 31, 2019, the ageing analysis of financial assets included in other current assets was as follows:

	December 31, 2018	December 31, 2019

Within 1 year	1,456,520	1,628,723
Between 1 and 2 years	283,844	752,731
Between 2 and 3 years	844,262	151,974
Over 3 years	4,113,427	4,910,935
	6,698,053	7,444,363

Less: provision for impairment	(1,764,068)	(1,720,439)

	4,933,985	5,723,924

Movements in the provision for impairment of other current assets are as follows:

	2018	2019

As at January 1	1,677,277	1,768,207
Effect of adoption of IFRS 9	38,502	—
At beginning of year	1,715,779	1,768,207

Impairment loss	65,494	42,898
Write off	(6,117)	(62,319)
Reversal	(1,731)	(26,290)
Others	(5,218)	658

As at December 31	1,768,207	1,723,154

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

14.	OTHER CURRENT ASSETS (Continued)

Impairment under IFRS 9 for the year ended December 31, 2018 and 2019

Financial assets included in other current assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs.

As at December 31, 2018	Gross carrying amount	Expected credit losses

Stage 1 – 12 months expected credit loss	1,098,455	—
Stage 2 – life time expected credit loss	3,744,612	88,974
Stage 3 – life time expected credit loss with credit-impaired	1,796,526	1,675,094

	6,639,593	1,764,068

As at December 31, 2019	Gross carrying amount	Expected credit losses

Stage 1 – 12 months expected credit loss	1,632,766	—
Stage 2 – life time expected credit loss	4,052,681	82,061
Stage 3 – life time expected credit loss with credit impaired	1,758,916	1,638,378

	7,444,363	1,720,439

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	December 31, 2018	December 31, 2019

Restricted cash	2,165,288	1,305,781

Cash and cash equivalents	19,130,835	7,759,190

	21,296,123	9,064,971

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at December 31, 2019, bank balances and cash on hand of the Group were denominated in the following currencies:

	December 31, 2018	December 31, 2019

RMB	18,026,265	7,858,867
USD	3,256,625	1,195,720
HKD	8,321	4,423
EUR	371	1,943
AUD	2,552	—
IDR	1,989	4,018

	21,296,123	9,064,971

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposits and restricted cash are deposited with creditworthy banks with no recent history of default.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	SHARE CAPITAL

As at December 31, 2018 and 2019, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

On January 31, 2018, the Company and eight investors, including Huarong Ruitong Equity Investment Management Co., Ltd. (華融瑞通股權投資管理有限公司), China Life Insurance Co., Ltd. (中國人壽保險股份有限公司), Shenzhen Zhao Ping Aluminum Investment Center (limited partnership) (深圳市招平中鋁投資有限(有限合夥)), China Pacific Life Insurance Co., Ltd. ( 中國太平洋人壽保險股份有限公司), China Cinda Asset Management Co., Ltd. ( 中國信達資產管理股份有限公司), BOC Financial Asset Investment Co, Ltd. (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd. (工銀金融資產投資有限公司) and ABC Financial Asset Investment Co., Ltd.(農銀金融資產投資有限公司) (collectively called “Transferors”) entered into the equity acquisition agreements, pursuant to which, the Company agreed to acquire and the Transferors agreed to sell their non-controlling equity interests in Chalco Shandong Co., Ltd., Chalco Zhongzhou Aluminum Co., Ltd., Baotou Aluminum Co., Ltd. and Chalco Mining Co., Ltd. (collectively called the “Target Companies”), at a consideration of approximately 2.1 billion ordinary shares of the Company, which was determined at the fair value of the non-controlling interests in the Target Companies of approximately RMB12.7 billion. Upon signing the equity acquisition agreements, together with the investment agreements and debt to equity swap agreements signed in 2017, the Transferors effectively surrendered their non-controlling interests in the Target Companies, which included the rights to profit or loss, voting rights and other shareholder rights of the Target Companies to the Group. Consequently the carrying values of the Transferors’ non-controlling interests in the Target Companies of RMB10.7 billion were derecognized, and were transferred to the capital reserve of the Group in 2018.

On February 25, 2019, the Company completed the issuance of ordinary shares to these Transferors, and the total number of shares issued was 2,118,874,715.

The number of the Company’s authorized ordinary shares authorized, issued and outstanding was 14,903,798,236, 14,903,798,236 and 17,022,672,951 at par value of RMB1.00 per share as at December 31, 2017, 2018, and 2019 respectively.

17.	RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	INTEREST-BEARING LOANS AND BORROWINGS

	December 31, 2018	December 31, 2019

Long-term loans and borrowings

Finance lease payables (Note 20)	4,081,270	—

Lease liabilities (Note 19)	—	8,369,262

Bank and other loans (Note (a))
— Secured (Note (f))	12,608,727	13,254,721
— Guaranteed (Note (e))	3,040,400	3,948,400
— Unsecured	30,491,613	21,632,766

	46,140,740	38,835,887

Medium-term notes and bonds and long-term bonds and private placement notes (Note (b))
— Unsecured	10,094,861	16,736,755

Total long-term loans and borrowings	60,316,871	63,941,904

Current portion of lease liabilities (Note 19)	—	(1,358,654)

Current portion of finance lease payables (Note 20)	(2,328,358)	—

Current portion of medium-term bonds and long-term bonds	(396,727)	—

Current portion of long-term bank and other loans	(3,384,400)	(3,339,687)

Non-current portion of long-term loans and borrowings	54,207,386	59,243,563

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

	December 31, 2018	December 31, 2019

Short-term loans and borrowings
Bank and other loans (Note (c))
— Secured (Note (f))	1,220,680	465,000
— Guaranteed (Note (e))	240,000	—
— Unsecured*	37,887,420	20,773,166

	39,348,100	21,238,166

Short-term bonds, unsecured (Note (d))	500,000	9,331,488
Gold leasing arrangements (Note (g))	1,607,905	7,018,609
Current portion of lease liabilities (Note 19)	—	1,358,654
Current portion of finance lease payables (Note 20)	2,328,358	—
Current portion of medium-term notes	396,727	—
Current portion of long-term bank and other loans	3,384,400	3,339,687

Total short-term borrowings and current portion of long-term loans and borrowings	47,565,490	42,286,604

As at December 31, 2019, except for loans and borrowings of the Group amounting to RMB17 million (December 31, 2018: RMB19 million) and RMB4,006 million (December 31, 2018: RMB3,984 million), which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

As at December 31, 2019, included in the Group’s interest-bearing loans and borrowings are amounts due to subsidiaries of Chinalco (including lease liabilities) RMB9,867 million (December 31, 2018: RMB4,373 million), respectively, as set out in Note 35(b). There were no interest-bearing loans and borrowings obtained from joint ventures and associates (December 31, 2018: Nil).

* As at December 31, 2019, Shandong Huayu Alloy Materials Co., Ltd. (“Shandong Huayu”), a subsidiary of the Group, has overdue short-term loans of RMB649 million. Since overdued on its bank debts, Shandong Huayu actively communicated with relevant bank creditors, participated in relevant litigation process in accordance with law, and coordinated the repayments of its debts with its own assets, and sought the understanding and support of relevant bank creditors. As of the date of approval of the report, Shandong Huayu’s default on debts did not lead to a renegotiation of debt terms.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans is set out below:

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019

Within 1 year	3,382,325	3,337,202	2,075	2,485	3,384,400	3,339,687
Between 1 and 2 years	7,375,557	7,523,290	2,399	2,485	7,377,956	7,525,775
Between 2 and 5 years	16,586,390	9,151,573	7,197	7,455	16,593,587	9,159,028
Over 5 years	18,777,275	18,806,428	7,522	4,969	18,784,797	18,811,397

	46,121,547	38,818,493	19,193	17,394	46,140,740	38,835,887

(ii)	Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2019 was 5.20% (2018: 4.78%).

(b)	Medium-term notes and bonds and long-term bonds and private placement notes

Outstanding medium-term bonds & private placement notes of the Group as at December 31, 2019 are summarized as follows:

	Face value/maturity	Effective interest rate	December 31, 2018	December 31, 2019

2018 Medium-term notes	2,000,000/2021	5.84%	1,986,418	1,992,339
2019 Medium-term bonds	2,000,000/2024	4.31%	—	1,982,228
2016 private placement notes	3,215,000/2019	5.12%	396,727	—
2018 Medium-term bonds	1,100,000/2021	4.66%	1,097,003	1,098,218
2018 Medium-term bonds	900,000/2023	5.06%	897,820	898,315
2018 Medium-term bonds	1,400,000/2021	4.30%	1,395,970	1,397,319
2018 Medium-term bonds	1,600,000/2023	4.57%	1,595,311	1,596,192
2019 Medium-term bonds	2,000,000/2022	3.84%	—	1,998,604
2019 Medium-term bonds	1,000,000/2022	3.50%	—	1,997,097
2019 Medium-term bonds	900,000/2023	4.99%	—	999,462
2018 Hong Kong Medium-term bonds	2,785,840/2021	5.25%	2,725,612	2,776,981

			10,094,861	16,736,755

Medium-term notes and bonds and private placement notes were issued for capital expenditure and operating cash flows purposes, as well as for the purpose of re-financing of bank loans.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (Continued)

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended December 31, 2019 was 4.29% (2018: 4.52%).

(d)	Short-term bonds

Outstanding short-term bonds as at December 31, 2019 are summarized as follows:

	Face value /maturity		Effective interest rate	December 31, 2018	December 31, 2019
2018 Ningxia short-term bonds	500,000	/2019	5.00%	500,000	—
2019 Ningxia short-term bonds	300,000	/2020	3.97%	—	300,000
2019 short-term bonds	1,000,000	/2020	2.45%	—	1,008,161
2019 short-term bonds	2,000,000	/2020	2.63%	—	2,013,127
2019 short-term bonds	3,000,000	/2020	2.00%	—	3,008,384
2019 short-term bonds	3,000,000	/2020	2.30%	—	3,001,816

				500,000	9,331,488

All the above short-term bonds were issued for working capital needs.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (Continued)

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2018	December 31, 2019

Long-term loans
Yinyi Fengdian, Neimenggu, Alashan (Note (iv))	—	150,000
Ningxia Energy (Note (i))	892,400	1,274,400
Yinxing Energy (Note (i))	70,000	46,000
Baotou Aluminum Limited Company*(包頭鋁業有限公司) and Baotou Communications Investment Group Limited Company*(包頭交通投資集團有限公司) (Note (ii))	1,600,000	1,250,000
The Company and Hangzhou Jinjiang Group Limited Company (“Hangzhou Jinjiang”, 杭州錦江集團有限公司) (Note (iii))	246,000	10,000
Hangzhou Jinjiang (Note (v))	—	123,500
Qingzhen Industrial Investment Co., Ltd.*(“Qingzhen Investment”) (清鎮市工業投資有限公司) (Note (v))	116,000	47,250
Guizhou Industrial Investment Group Co., Ltd.*(“Guizhou Investment”) (貴州產業投資(集團) 有限責任公司) (Note (v))	116,000	47,250
Size Industry Investment Fund (北京中鋁交銀四則產業投資基金管理合夥企業( 有限合夥) ) (Note (v))	—	1,000,000

	3,040,400	3,948,400

Short-term loans
China Great Wall Aluminum Co., Ltd.*(“China Great Wall Aluminum”) (中國長城鋁業有限公司) (Note (vi))	40,000	—
Hangzhou Jinjiang, Qingzhen Investment and Guizhou Investment (Note (v))	200,000	—

	240,000	—

Note:

(i)	The guarantor is a subsidiary of the Company.

(ii)	The guarantors are a subsidiary of the Company and a third party respectively.

(iii)	The guarantors are the Company and a third party respectively.

(iv)	The guarantors are subsidiaries of the Company.

(v)	The guarantor is a third party.

(vi)	The guarantor is a subsidiary of Chinalco.

*	The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(f)	Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in Note 24 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (Continued)

(g)	Gold leasing arrangements

In 2018 and 2019, the Company entered into several gold leasing master framework agreements, individual gold leasing agreements and general hedging agreements with Bank of Communications and Agriculture Bank of China (collectively, “the Banks”). According to the gold leasing master framework agreements and gold leasing agreements, the Company leased standard gold with fineness of Au 99.99 for 6 to 12 months from the Banks, with annual interest rates ranging from 3.70% to 4.50%. Concurrently, the Company entrusted the Banks to sell all leased gold and received cash of RMB6,922 million from the sale, and repaid gold leasing principal amounting to RMB1,608 million. Upon the expiry of the gold leasing agreements, the Company shall purchase the standard gold (with same quality and value according to the general hedging agreements entered into simultaneously with the leasing agreements) to return to the Banks.

The directors of the Company are of the view that the Company is free from the assumption of risk of gold price fluctuations due to the fixed repurchase price under the general hedging agreements, and therefore, this arrangement should be accounted for as short-term loans with fixed interest rates (ranging from 3.70% to 4.50%) (2018: ranging from 4.10% to 4.50%), net of the Banks’ charges.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	LEASE

The Group as a lessee

The Group has lease contracts for various items of plant and machinery, motor vehicles and other equipment used in its operations. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 20 to 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of plant and machinery generally have lease terms between 3 and 5 years, while motor vehicles generally have lease terms between 2 and 5 years. Other equipment generally has lease terms of 12 months or less and/or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group. There are several lease contracts that include extension and termination options and variable lease payments, which are further discussed below.

(a) Land use rights (before January 1, 2019)

December 31, 2018

Operating leases:
In the Mainland China, held on:
Leases less than 10 years	768,153
Leases between 10 and 50 years	2,753,882
Leases over 50 years	784,830

4,306,865

2018

As at January 1,	3,604,201
Additions	2,838
Acquisition of subsidiaries	460,638
Transfer from property, plant and equipment (Note 6)	382,242
Government grants	(34,174)
Disposal of subsidiaries	(728)
Amortization	(108,152)

As at December 31,	4,306,865

As at December 31, 2018, the Group has pledged land use rights at a net carrying value amounting to RMB328 million for bank and other borrowings as set out in Note 24 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	LEASE (Continued)

The Group as a lessee (Continued)

(b) Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Buildings	Machinery	Land use rights	Total

As at January 1, 2019	396,499	6,129,771	11,450,581	17,976,851
Additions	21,203	11,606	1,215,049	1,247,858
Transfer to investment properties (Note 7)	—	—	(239,765)	(239,765)
Transfer to property, plant and equipment (Note 6)	—	(1,674,260)	—	(1,674,260)
Government grants	—	(107,441)	—	(107,441)
Contract modification	(45,507)	—	(137,358)	(182,865)
Disposal of subsidiaries	—	—	(52,668)	(52,668)
Depreciation	(84,940)	(601,891)	(388,994)	(1,075,825)
Impairment losses	—	—	(1,448)	(1,448)

As at December 31, 2019	287,255	3,757,785	11,845,397	15,890,437

As at December 31, 2019, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB74 million (December 31, 2018: RMB687 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at December 31, 2019, the carrying value of these land parcels only represented approximately 0.04% of the total asset value of the Group (December 31, 2018: 0.34%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the right to use the above land, and that there is no material adverse impact on the overall financial position of the Group.

As at December 31, 2019, the Group has pledged land use rights at a net carrying value amounting to RMB373 million for bank and other borrowings as set out in Note 24 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	LEASE (Continued)

The Group as a lessee (Continued)

(c) Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:

2019
Lease liabilities

Carrying amount at January 1,	11,010,323
New leases	82,370
Contract modification	(178,575)
Accretion of interest recognized during the year	487,250
Payments	(3,032,106)

Carrying amount at December 31,	8,369,262

Analyzed into:
Current portion	1,358,654
Non-current portion	7,010,608

(d) The amounts recognized in profit or loss in relation to leases are as follows:

2019

Interest on lease liabilities	487,249
Depreciation charge of right-of-use assets	1,075,825

Expense relating to short-term leases and other leases with remaining lease terms ended on or before December 31, 2019	63,626
Expense relating to leases of low-value assets	1,800

Total amount recognized in profit or loss	1,628,500

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	LEASE (Continued)

The Group as a lessee (Continued)

(e) Extension and termination options

The Group has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised. Set out below are the undiscounted potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease terms:

	Payable within five years	Payable after five year
Extension options expected not to be exercised	—	—
Termination options expected to be exercised	—	—

(f) The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 34(c) and 42, respectively, to the financial statements

The Group as a lessor

Rental income recognized by the Group during the year was RMB318 million (2017: RMB153 million, 2018: RMB240 million), details of which are included in Note 4 to the financial statements. In the opinions of the directors, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases is not material.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

20.	FINANCE LEASE PAYABLES

These leases were classified as finance leases prior to IFRS 16 becoming effective on January 1, 2019.

At December 31, 2018, the total future minimum lease payments under finance leases and their present values were as follows:

	Minimum lease payments	Present value of minimum lease payments
	December 31, 2018	December 31, 2018

Amounts payable:
Within one year	2,518,653	2,328,358
In the second year	1,161,490	1,075,050
In the third to fifth years, inclusive	707,716	664,889
After five years	13,238	12,973

Total minimum finance lease payments	4,401,097	4,081,270

Future finance charges	(319,827)

Total net finance lease payables (Note 18)	4,081,270

Portion classified as current liabilities (Note 18)	(2,328,358)

Non-current portion	1,752,912

During the year ended December 31, 2018, the Group entered into various sale and leaseback agreements with Pingan International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司), Tianjin Far East Hongxin Finance Leasing Co., Ltd. (“遠東宏信( 天津) 融資租賃有限公司”), China Aviation International Leasing Co., Ltd. (“中航國際租賃有限公司”), Zhaoyin Leasing Co., Ltd.(“招銀租賃有限公司”) and Chalco Financial Leasing Co., Ltd.*(“中鋁融資租賃有限公司”), which is a related party of the Group, respectively, under which the Group sold machineries and construction in progress and leased them back. The lease terms range from one to six years and the lease rentals are payable by installments which bear interest at prevailing lending rates.

*	The English names represent the best effort made by the management of the Group in translating the Chinese name of the companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	OTHER NON-CURRENT LIABILITIES

	December 31, 2018	December 31, 2019

Financial liabilities
- Long-term payables for mining rights	788,133	1,108,075
- Other financial liabilities	52,926	45,412
	841,059	1,153,487

Obligations in relation to early retirement schemes (Note (i))	777,305	426,737
Deferred government grants (Note (ii))	314,045	245,916
Deferred gain relating to sales and leaseback agreements	240,661	125,707
Contract liabilities	132,844	125,758
Provision for rehabilitation	121,033	131,248
Others	11,217	10,721
	1,597,105	1,066,087

	2,438,164	2,219,574

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	OTHER NON-CURRENT LIABILITIES (Continued)

Note:

(i)	Obligations in relation to early retirement schemes

From 2014, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees’ living expenses for no more than five years in the future on a monthly basis according to the early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and the housing fund are together referred to as “the Payments”. The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate in China. The Payments are discounted by the treasury bond rate of December 31, 2019. As at December 31, 2019, the current portion of the Payments within one year was reclassified to “Other payables and accrued liabilities”.

As at December 31, 2019, obligations in relation to retirement benefits under the Group’s early retirement schemes are as follows:

	2018	2019

As at January 1,	1,438,440	1,293,841
Provision made during the year (Note 29)	447,660	210,428
Interest costs	62,801	18,260
Payment during the year	(655,060)	(680,888)

As at December 31,	1,293,841	841,641

Non-current	777,305	426,737
Current (Note 22)	516,536	414,904

	1,293,841	841,641

(ii)	For asset related government grant, had the asset already exist upon receiving the government grant, the Group directly deducts the grant amount against the book value of assets related to government grant instead of record the government grants as deferred income. For government grant related to income and expenses or losses already incurred by the Group, the government grant amounts are directly deducted the related costs, expenses or non-operating losses. Other types of government grant in the Group are still included in deferred government grant and other income.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2019

Financial liabilities
- Payable for capital expenditures	5,694,632	6,832,365
- Accrued interest	396,286	494,341
- Payables withheld as guarantees and deposits	1,102,358	1,339,722
- Dividends payable by subsidiaries to non-controlling shareholders	543,207	518,360
- Consideration payable for investment projects	280,856	141,740
- Current portion of payables for mining rights	210,325	372,824
- Others	1,058,798	1,083,646
	9,286,462	10,782,998

Taxes other than income taxes payable*	831,151	732,264
Accrued payroll and bonus	220,851	21,902
Staff welfare payables	391,824	258,448
Current portion of obligations in relation to early retirement schemes (Note 21)	516,536	414,904
Contribution payable for pension insurance	30,145	20,386
Output value-added tax on pending	252,691	210,283
Others	37,492	999
	2,280,690	1,659,186

	11,567,152	12,442,184

*	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2019, except for other payables and accrued liabilities of the Group amounting to RMB825 million and RMB0.25 million, which were denominated in USD and HKD, respectively (December 31, 2018: RMB240 million and RMB0.27 million which were denominated in USD and HKD respectively), all payables and accrued liabilities were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	TRADE AND NOTES PAYABLES

	December 31, 2018	December 31, 2019

Trade payables	8,570,102	7,858,214
Notes payable	5,439,162	4,726,541

	14,009,264	12,584,755

As at December 31, 2019, except for trade and notes payables of the Group amounting to RMB52 million (December 31, 2018: RMB213 million) which were denominated in USD, all trade and notes payables were denominated in RMB.

The ageing analysis of trade and notes payables is as follows:

	December 31, 2018	December 31, 2019

Within 1 year	13,598,039	12,145,985
Between 1 and 2 years	140,665	229,221
Between 2 and 3 years	47,654	30,713
Over 3 years	222,906	178,836

	14,009,264	12,584,755

The trade and notes payables are non-interest-bearing and are normally settled within one year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 18. As at December 31, 2018, a summary of these pledged assets was as follows:

	December 31, 2018	December 31, 2019

Property, plant and equipment (Note 6)	4,168,239	4,946,338
Land use rights (Note 19)	328,116	—
Right-of-use assets (Note 19)	—	373,048
Intangible assets (Note 5)	772,597	757,269
Notes receivable (Note 13)	933,551	667,190
Investments in associates (Note 8)	535,610	538,787

	6,738,113	7,282,632

As at December 31, 2019, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB1,209 million (December 31, 2018: RMB1,354 million ), and the non-current portion of long-term loans and borrowings amounting to RMB10,265 million (December 31, 2018: RMB10,155 million ) were secured by the contractual right to charge users for electricity generated in the future.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

25.	PROFIT BEFORE INCOME TAX

An analysis of profit before income tax is as follows:

	2017	2018	2019

Purchase of inventories in relation to trading activities	98,282,748	85,443,397	104,928,962
Raw materials and consumables used, and changes in work-in-progress and finished goods	34,550,042	43,197,855	35,573,467
Power and utilities	17,274,948	17,650,214	16,755,424
Depreciation of right-of-use assets	—	—	1,075,825
Depreciation and amortization (Other than depreciation of right-of-use assets)	7,064,747	8,055,753	7,714,418
Employee benefit expenses (Note 29)	6,975,281	7,433,027	7,773,170
Repairs and maintenance	1,716,940	1,750,194	1,867,160
Transportation expenses	1,768,604	1,893,659	950,716
Logistic cost	1,894,061	2,794,733	2,469,531
Taxes other than income tax expense (Note (i))	858,344	936,546	904,088
Rental expenses for land use rights and buildings	497,356	649,640	—
Packaging expenses	267,547	261,626	277,785
Research and development expenses	498,234	626,873	940,828
Auditors’ remuneration expense (Note (ii))	31,815	30,852	33,337

Note:

(i)	Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duties.

(ii)	During the year ended December 31, 2019, auditors’ remuneration included audit and non-audit services provided by Ernst & Young, Ernst & Young Hua Ming LLP, and Ernst & Young (China) Advisory Limited, amounting to RMB27.8 million (2017: RMB23.1 million, 2018: RMB26.7 million), and services provided by other auditors.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

26.	OTHER INCOME

For the year ended December 31, 2019, government grants amounting to RMB79 million (2017: RMB90 million, 2018: RMB135 million) were recognized as income for the year to facilitate the Group’s development. There are no unfulfilled conditions or contingencies attached to the grants.

27.	OTHER GAINS, NET

	2017	2018	2019

Gain on disposal of subsidiaries (Note 39)	325,022	3,517	261,187
Gain on disposal and dividends of equity investments designated at fair value through other comprehensive income (Note (1))	79,408	109,914	97,775
Realized (losses)/gains on futures, forward and option contracts, net (Note (2))	(23,951)	40,492	60,671
Unrealized (losses)/gains on futures, forward and option contracts, net (Note (2))	(131,073)	100,967	(9,851)
Gain on disposal of property, plant and equipment and land use rights, net (Note (3))	76,739	272,098	259,684
Gain on previously held equity interests remeasured at acquisition-date fair value	117,640	748,086	—
Gain on share of associates’ net assets (Note 8(b)), (Note (4))	—	—	295,288
(Loss)/gain on disposal of investment in a joint venture/an associate (Note (5))	—	(1,904)	159,514
Gain on disposal of business (Note (6))	—	—	262,677
Others	(124,383)	(351,266)	(139,676)

	319,402	921,904	1,247,269

Notes:

(1)	In 2019, the dividends of other equity instrument investments were mainly RMB98 million from Size Industry Investment Fund (2017: RMB79 million, 2018: RMB109 million).

(2)	The Group does not apply hedge accounting for these futures, forward and option contracts.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

27.          OTHER GAINS, NET (Continued)

Notes: (Continued)

(3)	During the year, the transactions contributed to the gain on disposal of electrolytic aluminum capacity quota and property, plant and equipment mainly include the following:

(a)	Pursuant to the agreement entered into between Shanxi Huasheng Co., Ltd. (“Shanxi Huasheng”) and Yixin Aluminum on May 28, 2019, the electrolytic aluminum capacity quota of 170,000 tonnes was transferred from Shanxi Huasheng to Yixin Aluminum. A gain of RMB800 million from disposal of the aluminum capacity quota was recorded by the Group in the current period. The transfer constitutes a related party transaction which was disclosed in Note 35 (a).

(b)	The fixed assets related to the electrolytic aluminum production line of Guizhou Branch have been disposed of, and the Company recognized the disposal loss of RMB541 million from the difference between the transfer price and carrying amount of the assets.

(4)	As disclosed in Note 8 (b), the Group recognized a gain of RMB204 million and a gain of RMB91 million on barging purchase of associates Yunnan Aluminum and Yixin Aluminum, respectively.

(5)	In March 2019, Ningxia Energy transferred, through an auction transaction, its 50% equity interest in Ningxia Zhongning Power Co., Ltd. to Ningxia Tianyuan Manganese Industry Group Co., Ltd. A gain of RMB159 million from disposal of investment in a joint venture was recorded by the Group in the current year.

(6)	The Company used gallium metal business to increase its investment to an associate China Rare Earth Co., Ltd. (“China Rare Earth”), and recognized a gain of RMB263 million.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

28.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	2017	2018	2019

Finance income - interest income	(706,690)	(492,234)	(261,151)

Interest expense	5,175,154	5,202,639	4,665,329
Less: interest expense capitalized in property, plant and equipment (Note 6)	(344,452)	(517,589)	(289,499)
Interest expense, net of capitalized interest	4,830,702	4,685,050	4,375,830
Interest on lease liabilities	—	—	487,249
Amortization of unrecognized finance expenses	241,099	205,335	60,415
Exchange (gain)/loss, net	131,621	(7,889)	(2,315)
Finance costs	5,203,422	4,882,496	4,921,179

Capitalization rate during the year (Note 6)	4.41% to 8.00%	4.54% to 7.00%	4.00% to 6.96%

29.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses is as follows:

	2017	2018	2019

Salaries and bonus	4,205,361	4,636,972	4,939,758
Housing fund	395,489	414,440	488,574
Staff welfare and other expenses *	1,576,552	1,896,365	2,035,931
Employment expense in relation to early retirement schemes (Note 21)	767,632	447,660	210,428
Employment expenses in relation to termination benefit	30,247	37,590	98,479

	6,975,281	7,433,027	7,773,170

*	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses, pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 30.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION

(a)	Directors’ and supervisors’ remuneration

Directors’ and supervisors’ remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies Regulation (Disclosure of Information about Benefits of Directors), is as follows:

	2017	2018	2019

Fees	768	756	780
Basic salaries, housing fund, other allowances and benefits in kind	1,370	1,849	4,665
Pension cost	166	234	513

	2,304	2,839	5,958

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2018 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total

Executive Directors:
Yu Dehui (Note (i))	—	—	—	—	—
Lu Dongliang (Note (i))	—	—	—	—	—
Jiang Yinggang	—	762	—	90	852
Zhu Runzhou	—	438	—	54	492
	—	1,200	—	144	1,344
Non-executive Directors:
Ao Hong	—	—	—	—	—
Liu Caiming	—	—	—	—	—
Wang Jun	150	—	—	—	150
Chen Lijie	202	—	—	—	202
Lie-A-Cheong Tai-Chong, David	202	—	—	—	202
Hu Shihai	202	—	—	—	202
	756	—	—	—	756
Supervisors:
Liu Xiangmin	—	—	—	—	—
Wang Jun	—	—	—	—	—
Wu Zuoming	—	649	—	90	739
	—	649	—	90	739

Total	756	1849	—	234	2,839

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2019 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total

Executive Directors:
Yu Dehui (Note (i))	—	—	—	—	—
Lu Dongliang (Note (i))	—	—	—	—	—
He Zhihui	—	885	—	73	958
Zhu Runzhou	—	833	—	88	921
Jiang Yinggang	—	889	—	88	977
	—	2,607	—	249	2,856
Non-executive Directors:
Ao Hong	—	—	—	—	—
Wang Jun (Note (ii))	150	—	—	—	150
Chen Lijie	210	—	—	—	210
Lie-A-Cheong Tai-Chong, David	210	—	—	—	210
Hu Shihai	210	—	—	—	210
	780	—	—	—	780
Supervisors:
Ye Guohua (Note (iii))	—	—	—	—	—
Ou Xiaowu (Note (iii))	—	—	—	—	—
Shan Shulan (Note (iii))	—	—	—	—	—
Guan Xiaoguang (Note (iii))	—	710	—	88	798
Yue Xuguang (Note (iii))	—	770	—	88	858
Wu Zuoming	—	578	—	88	666
	—	2,058	—	264	2,322

Total	780	4,665	—	513	5,958

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

(a)	Directors’ and supervisors’ remuneration (Continued)

Note:

(i)	On February 21, 2019, Mr. Yu Dehui resigned as the chairman and an executive Director of the Company, and Mr. Lu Dongliang was elected as the chairman of the sixth session of the Board of the Company at the 39th meeting of the sixth session of the Board.

(ii)	On February 20, 2019, the appointment of Mr. Wang Jun as the chief financial officer and the Secretary to the Board (Company Secretary) of the Company was approved at the 38th meeting of the sixth session of the Board of the Company.

(iii)	On June 25, 2019, Mr. Ye Guohua was elected as the chairman of the seventh session of the Supervisory Committee of the Company at the first meeting of the seventh session of the Supervisory Committee of the Company.

On June 25, 2019, Ms. Shan Shulan were elected as the shareholder representative Supervisors of the seventh session of the Supervisory Committee of the Company at the 2018 annual general meeting of the Company.

On June 25, 2019, Mr. Guan Xiaoguang was elected as an employee representative Supervisor of the seventh session of the Supervisory Committee of the Company at the employees’ representatives meeting of the Company.

On December 10, 2019, Mr. Ou Xiaowu, nominated by Chinalco, the controlling shareholder of the Company on October 24, 2019, was elected as a shareholder representative Supervisor of the seventh session of the Supervisory Committee of the Company at the 2019 third extraordinary general meeting of the Company.

On December 10, 2019, Mr. Yue Xuguang was elected as an employee representative Supervisor of the seventh session of the Supervisory Committee of the Company at the employees’ representatives meeting of the Company.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (Continued)

(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals
	2017	2018	2019

Nil to RMB1,000,000	15	12	14

During the year, no options were granted to the directors or the supervisors of the Company (2017: Nil, 2018: Nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2017: Nil, 2018: Nil).

No directors or supervisors of the Company waived any remuneration during the years 2017, 2018 and 2019.

(b)	Five highest paid individuals

During the year ended December 31, 2019, the five highest paid employees of the Group include two directors and one supervisor (2017: one director and one supervisor, 2018: one director and one supervisor) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining three individuals during 2019 (2017: three, 2018: three) is as follows:

	2017	2018	2019

Basic salaries, housing fund, other allowances and benefits in kind	2,460	1,305	1,670
Discretionary bonuses	—	—	—
Pension costs	249	165	137

	2,709	1,470	1,807

The number of the remaining two highest paid individuals during 2019 (2017: three , 2018: two ) whose remuneration fell within the following band is as follows:

	Number of individuals
	2017	2018	2019

Nil to RMB1,000,000	3	2	2

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	INCOME TAX EXPENSE

	2017	2018	2019

Current income tax expense	844,896	755,264	720,405
Deferred tax (benefit)/expense	(201,190)	67,255	(94,685)

	643,706	822,519	625,720

In general, the Group’s PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2017: 25%, 2018: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2017: 15%, 2018: 15%).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

31.	INCOME TAX EXPENSE (Continued)

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates are as follows:

	2017	2018	2019

Profit before income tax	3,049,175	2,264,514	2,113,801

Tax expense calculated at the statutory tax rate of 25% (2017 and 2018: 25%)	762,294	566,129	528,450
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	(287,081)	(268,665)	(464,880)
Impact of change in income tax rate	98,150	23,425	4,594
Tax losses with no deferred tax assets recognized	296,728	434,103	588,267
Deductible temporary differences with no deferred tax assets recognized	308,657	384,072	41,695
Utilization of previously unrecognized tax losses and deductible temporary differences	(212,309)	(52,962)	(17,952)
Tax incentive in relation to deduction of certain expenses	(43,846)	(62,172)	(50,921)
Non-taxable income	(126,101)	(254,337)	(173,686)
Expenses not deductible for tax purposes	49,564	54,959	56,448
Write-off of unrecoverable deferred tax assets previously recognized	49,808	183,195	187,433
Profits and losses attributable to joint ventures and associates	—	40,029	(79,720)
Recognition of deferred tax assets related to deductible temporary differences and tax losses previously not recognized	(274,726)	(233,940)	(3,868)
Adjustments in respect of current tax of previous periods	22,568	8,683	9,860

Income tax expense	643,706	822,519	625,720

Effective tax rate	21%	36%	30%

Share of income tax expense of associates and joint ventures of RMB79 million (2017: RMB86 million, 2018: RMB106 million) and RMB54 million (2017: RMB11 million, 2018: RMB 48 million) is included in “Share of profits and losses of associates” and “Share of profits and losses of joint ventures”, respectively.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

32.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

	2017	2018	2019

Profit attributable to ordinary equity holders of the parent (RMB)	1,413,221	707,460	850,999
Other equity instruments’ distribution reserved (RMB)	(110,000)	(129,282)	(219,249)
	1,303,221	578,178	631,750

Weighted average number of ordinary shares in issue	14,903,798,236	14,903,798,236	14,903,798,236

Effect of equity exchange arrangement	—	1,938,915,502	—
Issuance of share capital* (Note 16)	—	—	2,118,874,715
	14,903,798,236	16,842,713,738	17,022,672,951

Basic and diluted earnings per share (RMB)	0.087	0.034	0.037

*	The Group had no potentially dilutive ordinary shares in issue during the years ended December 31, 2019, 2018 and 2017.

33.	DIVIDENDS

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

According to the resolution of the board of directors dated March 26, 2020, the directors did not propose any final dividend for the year ended December 31, 2019, which is to be approved by the shareholders.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Reconciliation of profit before taxation to cash generated from operations

	Notes	2017	2018	2019

Cash flows generated from operating activities

Profit before income tax		3,049,175	2,264,514	2,113,801

Adjustments for:
Share of profits and losses of joint ventures	8(a)	(8,151)	199,452	(270,115)
Share of profits and losses of associates	8(b)	165,249	(39,335)	(48,767)
Depreciation of property, plant and equipment	6	6,554,842	7,499,322	7,094,716
Depreciation of investment properties	7	14,105	22,229	26,559
Depreciation of right-of-use assets	19	—	—	1,075,825
Gain on disposal of other property, plant and equipment and land use rights, net	27	(76,739)	(101,098)	(242,960)
Impairment losses on property, plant and equipment	6	16,200	46,484	259,354
Impairment losses of intangible assets	5	8,134	—	1,448
Amortization of intangible assets	5	275,877	295,901	338,938
Amortization of land use rights	19	91,579	108,152	—
Amortization of prepaid expenses included in other non-current assets		127,793	130,148	254,205
Realized and unrealized losses/(gains) on futures, option and forward contracts	27	155,024	(141,459)	(50,820)
Gain on previously held equity interest remeasured at acquisition-date fair value	27	(117,640)	(748,086)	—
Gain on disposals and deemed disposals of subsidiaries	27	(325,022)	(3,517)	(261,187)
Loss/(gains) on disposal of investments in associates	27	—	1,904	(159,514)
Gain on disposal of business	27	—	—	(262,677)
Gain on share of associates’ net assets	27	—	—	(295,288)
Gain on disposal of and dividends from equity investments	27	(79,408)	(109,914)	(97,775)
Receipt of government subsidies		(202,359)	(158,109)	(112,141)
Interest income		(183,036)	—	—
Finance costs	28	5,204,337	4,882,496	4,921,179
Change in special reserve		58,743	6,605	(23,085)
Others		(16,951)	75,381	(11,555)

		14,711,752	14,231,070	14,250,141

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(a)	Reconciliation of profit before taxation to cash generated from operations (Continued)

	2017	2018	2019

Cash flows generated from operating activities (Continued)

Changes in working capital:
Decrease/(increase) in inventories	(2,662,507)	1,194,454	929,027
Increase in trade and notes receivables	(1,963,178)	(2,473,006)	(1,050,860)
Decrease in other current assets	1,275,535	916,681	(360,639)
(Increase)/decrease in restricted cash	(137,745)	530,284	859,507
(Increase)/decrease in other non-current assets	(422,845)	425,739	547,287
(Decrease)/increase in trade and notes payables	1,600,975	(5,559)	(1,385,081)
Increase/(decrease) in other payables and accrued liabilities	1,672,658	(945,270)	(560,914)
Increase in other non-current liabilities	81,878	105,386	(206,354)

Cash generated from operations	14,156,523	13,979,779	13,022,114

PRC corporate income taxes paid	(949,383)	(947,703)	(548,625)

Net cash generated from operating activities	13,207,140	13,032,076	12,473,489

Non-cash transactions of investing activities and financing activities
Capital injection to an associate and joint ventures by non-cash assets	186,450	—	—
Equity exchange arrangement	—	10,735,214	—
Investment in a joint venture used gallium business	—	—	352,848
Non-controlling shareholders forfeited sharing of profit or equity interest	—	—	149,322
Endorsement of notes receivables accepted from the sale of goods or services for purchase of property, plant and equipment	372,816	2,384,046	1,504,162
Acquisition of equity investments designated at fair value through other comprehensive income by exchanging equity in a subsidiary	—	—	350,911
Acquisition of businesses at non-cash consideration	50,058	70,087	—
Finance lease	44,342	113,601	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

	Financial liabilities at fair value through profit or loss	Trade and notes payables	Financial liabilities included in other current payables and accrued expenses	Financial liabilities included in other non-current liabilities	Interest bearing loans and borrowings	Total

As at January 1, 2018	89,426	12,360,441	11,363,236	769,061	103,270,773	127,852,937

Net cash generated from operating activities	—	(3,996)	(624,504)	—	—	(628,500)

Net cash flows from/(used in) investing activities	(87,660)	1,646,299	(193,345)	—	7,263,251	8,628,545
Payment of upfront interest of gold leasing arrangement	—	—	—	—	2,323,105	2,323,105
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	—	—	—	—	13,185,034	13,185,034
Repayments of medium-term notes and short-term bonds	—	—	—	—	(21,815,000)	(21,815,000)
Repayments of gold leasing arrangement	—	—	—	—	(7,519,283)	(7,519,283)
Drawdown of short-term and long-term bank and other loans	—	—	—	—	76,899,591	76,899,591
Repayments of short-term and long-term bank and other loans	—	—	(1,000,000)	—	(69,560,667)	(70,560,667)
Proceeds from finance lease, net of deposit and transaction costs	—	—	—	—	1,204,843	1,204,843
Capital elements of finance lease rental payment	—	—	—	—	(3,915,404)	(3,915,404)
Dividends paid by subsidiaries to non-controlling shareholders	—	—	277,771	—	—	277,771
Amortization of unrecognized finance expenses and interest expense	—	—	—	6,090	521,295	527,385
Interest paid	—	—	(460,147)	(24,736)	(85,578)	(570,461)
Reclassification	—	—	(90,644)	90,644	—	—
Net cash (used in)/ generated from financing activities	—	—	(1,273,020)	71,998	(8,762,064)	(9,963,086)
Net foreign exchange differences	—	6,520	14,095	—	916	21,531
As at December 31, 2018	1,766	14,009,264	9,286,462	841,059	101,772,876	125,911,427

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(b)	Reconciliation of liabilities arising from financing activities (Continued)

	Financial liabilities at fair value through profit or loss	Trade and notes payables	Financial liabilities included in other current payables and accrued expenses	Financial Liabilities included in other non-current liabilities	Interest bearing loans and borrowings	Total

As at January 1, 2019	1,766	14,009,264	9,286,462	841,059	101,772,876	125,911,427

Net cash generated from operating activities	—	(1,385,080)	470,478	—	—	(914,602)

Net cash flows from/(used in) investing activities	(961)	(41,607)	622,995	474,548	7,157,695	8,212,670
Proceeds from gold leasing arrangement	—	—	—	—	6,921,860	6,921,860
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	—	—	—	—	37,965,385	37,965,385
Repayments of senior perpetual securities	—	—	—	—	(352,648)	(352,648)
Repayments of medium-term notes and short-term bonds	—	—	—	—	(22,400,000)	(22,400,000)
Repayments of gold leasing arrangement	—	—	—	—	(1,607,905)	(1,607,905)
Drawdown of short-term and long-term bank and other loans	—	—	—	—	40,669,197	40,669,197
Repayments of short-term and long-term bank and other loans	—	—	—	—	(66,105,388)	(66,105,388)
Principal portion of lease payment	—	—	—	—	(3,032,106)	(3,032,106)
Dividends paid by subsidiaries to non-controlling shareholders	—	—	(23,715)	—	—	(23,715)
Amortization of unrecognized finance expenses and interest expense	—	—	—	—	487,249	487,249
Interest paid	—	—	235,310	—	22,631	257,941
Reclassification	—	—	162,120	(162,120)	—	—
Net cash (used in)/ generated from financing activities	—	—	373,715	(162,120)	(7,431,725)	(7,220,130)
Net foreign exchange differences	—	2,178	10,408		31,321	43,907
As at December 31, 2019	805	12,584,755	10,764,058	1,153,487	101,530,167	126,033,272

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(c)	Total cash outflow for leases

2019

Within operating activities	65,426
Within financing activities	3,032,106

3,097,532

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in Mainland China. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in Mainland China. In accordance with IAS 24 Related Party Disclosures, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government, are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“other state-owned enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

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

(a)	Significant related party transactions

	Note	2017	2018	2019

Sales of goods and services rendered:
Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries	(ix)	10,658,507	11,248,625	13,612,817
Associates of Chinalco		682,992	897,642	514,414
Joint ventures		2,031,159	4,462,670	5,676,548
Associates		724,658	2,626,780	3,812,565

		14,097,316	19,235,717	23,616,344

Provision of engineering, construction and supervisory services to:	(iii)
Chinalco and its subsidiaries	(ix)	77,095	5,981	—
Joint ventures		2,046	—	—
Associates		—	1,725	—
		79,141	7,706	—

Provision of utility services to:	(ii)
Chinalco and its subsidiaries	(ix)	581,566	620,552	687,290
Associates of Chinalco		8,776	15,719	4,062
Joint ventures		118,280	186,672	263,436
Associates		1,122	24,309	35,650

		709,744	847,252	990,438

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

	Notes	2017	2018	2019

Sales of goods and services rendered: (Continued)

Rental revenue of land use rights and buildings from:	(vi)
Chinalco and its subsidiaries	(ix)	40,875	31,551	52,571
Associates of Chinalco		—	—	65
Joint ventures		426	1,545	1,967
Associates		—	1,511	775

		41,301	34,607	55,378
Purchases of goods and services:

Purchases of engineering, construction and supervisory services from:	(iii)
Chinalco and its subsidiaries	(ix)	1,071,283	2,088,338	2,949,866
Joint ventures		—	2,100	69,332
Associates		134,072	405,993	218,616

		1,205,355	2,496,431	3,237,814

Purchases of key and auxiliary materials, equipment and finished goods from:	(iv)
Chinalco and its subsidiaries	(ix)	3,850,073	3,513,420	8,161,223
Associates of Chinalco		—	18,917	18
Joint ventures		6,516,087	8,182,251	2,647,234
Associates		1,175	2,108,072	1,893,449

		10,367,335	13,822,660	12,701,924

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries	(ix)	326,830	312,062	309,180

Provision of utility services by:	(ii)
Chinalco and its subsidiaries	(ix)	1,412,722	992,827	763,812
Associates of Chinalco		—	96,510	100,835
Joint ventures		19,537	26,269	280,523
Associates		—	77,432	8,326

		1,432,259	1,193,038	1,153,496

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

	Notes	2017	2018	2019

Purchases of goods and services: (Continued)

Provision of other services by:	(vii)
A joint venture		269,204	226,280	272,220

Rental expenses /lease liabilities payments for buildings and land use rights charged by:	(vi)
Chinalco and its subsidiaries	(ix)	509,848	501,866	499,191

Other significant related party transactions:

Borrowing from a subsidiary of Chinalco	(viii), (ix)	4,010,000	6,525,000	3,890,000

Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco		225,934	143,415	141,991

Entrusted loans and other borrowings to:
Joint ventures		500,000	—	—
Associates		1,100,000	—	—

		1,600,000	—	—

Interest income on entrusted loans and other borrowings:
Joint ventures		41,005	—	—
An associate		24,425	—	—

		65,430	—	—

Interest income from the unpaid disposal proceeds from:
Chinalco and its subsidiaries		117,587	—	—

Consideration to acquire the shares in the subsidiaries of Chinalco	(xiv)
Investment to Yunnan Aluminum		—	—	1,287,608
Investment to Yixin Aluminum		—	—	850,000
		—	—	2,137,608
Disposal of electronic aluminium capacity quota to a subsidiary of Chinalco	(xiii)	—	—	800,000

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

	Notes	2017	2018	2019

Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	(xi)	600,000	224,000	500,000

Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	(xi), (ix)	600,036	224,000	558,924

Trade receivable factoring arrangement from a subsidiary of Chinalco	(ix)	1,570,000	470,101	136,656

Discounted notes receivable to a subsidiary of Chinalco	(viii)	523,253	756,000	679,517

Provision of financial guarantees to:
A joint venture	(x)	18,350	12,450	12,450

Financial guarantees provided by:
Subsidiaries of Chinalco		4,000	—	—

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows:

(i)	Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on a mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

1.	The price prescribed by the PRC government (“the state-prescribed price”) is adopted;

2.	If there is no state-prescribed price, the state-guidance price is adopted;

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

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows: (Continued)

(ii)	Utility services, including electricity, gas, heat and water, are provided at the state-prescribed price.

(iii)	Engineering, project construction and supervisory services were provided for construction projects. The state-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

(v)	Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)	Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and paid rent based on the market rate for its lease of buildings owned by Chinalco.

(vii)	Other services are environmental protection operation services. The prevailing market price is adopted for pricing purposes.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows: (Continued)

(viii)	Chinalco Finance Company Limited (“Chinalco Finance”)* (中鋁財務有限責任公司), a wholly-owned subsidiary of Chinalco and a non-bank financial institution established in the PRC, provides deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(ix)	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 13A of the Listing Rules.

(x)	In December 2006, Ningxia Energy, a subsidiary of the Company, entered into a financial guarantee contract with China Construction Bank providing a financial guarantee to Tian Jing Shen Zhou Wind Power Co., Ltd, a joint venture of the Company, for its 14-year bank loan amounting to RMB35 million. As at December 31, 2019, the outstanding amount of the guarantee was RMB6 million.

(xi)	As disclosed in Note 20, the Group has entered into several sales and leaseback contracts with Chalco Financial Leasing Co., Ltd..

(xii)	As disclosed in Note 38, the Group acquired a 100% equity interest in Suzhou Zhongcai from Zhongse Technology and Suzhou Research Institute, which constituted a related party transaction.

(xiii)	As disclosed in Note 27, in May 2019, the Group entered into transactions with its fellow subsidiaries including the disposals of subsidiaries and disposal of electronic Aluminum capacity quota. These transactions constituted related party transactions.

(xiv)	As disclosed in Note 8 (b), the Company completed the acquisitions of equity interests in Yunnan Aluminum and Yixin Aluminum, respectively. These transactions constituted related party transactions.

*	The English names represent the best effort made by management of the Group in translating the Chinese names of the companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	December 31, 2018	December 31, 2019

Cash and cash equivalents deposited with
A subsidiary of Chinalco *	9,101,541	3,285,093

Trade and notes receivables
Chinalco and its subsidiaries	1,281,395	1,054,168
Associates of Chinalco	18,655	6,034
Joint ventures	819,878	788,183
Associates	6,615	25
	2,126,543	1,848,410

Provision for impairment of receivables	(77,657)	(17,815)

	2,048,886	1,830,595

*	On August 26, 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012, April 28, 2015 and October 26, 2017, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending on October 26, 2020.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties (Continued)

	December 31, 2018	December 31, 2019

Other current assets
Chinalco and its subsidiaries	830,615	482,195
Joint ventures	1,424,678	1,503,505
Associates	29,701	47,743
	2,284,994	2,033,443

Provision for impairment of other current assets	(40,830)	(30,509)

	2,244,164	2,002,934

Other non-current assets
Associates	111,845	111,845

Interest-bearing loans and borrowings
Subsidiaries of Chinalco (including lease liabilities)	4,373,033	9,857,187

Trade and notes payables
Chinalco and its subsidiaries	404,278	334,840
Joint ventures	631,570	527,744
Associates	13,033	9,789
Associates of Chinalco	4,012	917

	1,052,893	873,290

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties (Continued)

	December 31, 2018	December 31, 2019
Other payables and accrued liabilities
Chinalco and its subsidiaries	1,930,947	1,810,514
Associates of Chinalco	17,128	17,056
Associates	148,978	80,012
Joint ventures	8,860	73,823

	2,105,913	1,981,405

	December 31, 2018	December 31, 2019
Contract Liabilities
Chinalco and its subsidiaries	22,307	29,210
Associates of Chinalco	20	—
Associates	12,451	223
Joint ventures	94,367	56,010

	129,145	85,443

As at December 31, 2019, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB35,029 million (December 31, 2018: RMB42,553 million) and RMB29,781 million (December 31, 2018: RMB41,189 million), respectively.

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Compensation of key management personnel

	2017	2018	2019

Fees	768	756	780
Basic salaries, housing fund, other allowances and benefits in kind	3,830	3,953	6,945
Pension costs	415	482	715

	5,013	5,191	8,440

* The year-on-year increase in the salaries of key management personnel was mainly due to the Company’s addition of a salaried supervisor this year and changes in the positions of some key management personnel, which caused the year-on-year changes in the scope and duration of salaries paid by the company.

Details of directors’ remuneration are included in Note 30 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2019 and 2018, except for the other capital commitments disclosed in Note 42(c) to these financial statements, the Group had no significant commitments with related parties.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

Risk management is carried out by the treasury management department (the “Group Treasury”) under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group’s operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, advances paid to suppliers, and short-term and long-term loans denominated in United States dollars (“USD”), Australian dollars (“AUD”), Euro (“EUR”), Japanese yen (“JPY”), and Hong Kong dollars (“HKD”). Related exposures are disclosed in Notes 13, 14, 15, 18, 22, 23 and 40 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2019, the Group only had significant exposure to USD.

As at December 31, 2019, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB95 million higher/lower (2018: RMB10 million lower/higher), mainly as a result of foreign exchange gains and losses arising from the translation of USD-denominated borrowings, other payables and medium-term notes. Profit was more sensitive to the fluctuation in the RMB/USD exchange rates in 2019 than in 2018, mainly due to the increase in the USD denominated other payables and medium-term notes.

As the assets and liabilities denominated in other foreign currencies other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2019 and 2018.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Interest rate risk

As at December 31, 2019, as the Group had no significant interest-bearing assets except for bank deposits (Note 15) and entrusted loans (Note 14), the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People’s Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2019 and 2018.

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

As at December 31, 2019, if interest rates had been 100 basis points (December 31, 2018: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB451 million lower/higher (2018: RMB641 million), respectively, mainly as a result of the higher/ lower interest expense on floating rate borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Interest rate risk (Continued)

The interest rate risk of the Group mainly arises from medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group was not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2019 and 2018.

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

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (“LME”) to hedge against fluctuations in primary aluminum prices. As at December 31, 2019, the fair values of the outstanding futures contracts amounting to RMB3 million (December 31, 2018: RMB16 million) and RMB1 million (December 31, 2018: RMB2 million) were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As at December 31, 2019, the Company did not hold any option contracts (December 31, 2018: the Company did not hold any option contracts).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

As at December 31, 2019, if the commodity futures prices had increased/decreased by 3% (December 31, 2018: 3%) and all other variables held constant, the profit for the year would have changed by the amounts shown below:

	2018	2019

Primary aluminum	Decrease/increase RMB14 million	Decrease/increase RMB40 million
Copper	Increase/decrease RMB0.9 million	Increase/decrease RMB0.9 million
Zinc	Decrease/increase RMB1.0 million	Decrease/increase RMB5.1 million
Coal	Decrease/increase RMB2.7 million	Decrease/increase RMB0.2 million

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

The Group measures expected credit loss rates on the basis of a loss rate approach by segmenting its portfolio into appropriate groupings based on shared credit risk characteristics. At the end of each year, the Group updates its historical loss information with forward-looking information. As the historical credit loss rates were comparatively stable and no significant changes were expected to the forward-looking information after the consideration of reasonable and supportable forecasts of comparatively stable customer relationship and customers’ credit ratings, the expected credit loss rates remained consistent during 2019.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(b)	Credit risk (Continued)

Maximum exposure and year-end staging as at December 31, 2018 and 2019

The table below shows the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31, 2018 and 2019. The amounts presented are carrying amounts for financial assets and the exposure to credit risk for the financial guarantee contracts.

Year ended December 31, 2018	Stage 1	Stage 2	Stage 3	Simplified	Total

Trade receivables*	—	—	—	5,209,535	5,209,535
Financial assets in other current assets	1,098,455	3,655,638	121,432	—	4,875,525
Restricted cash	2,165,288	—	—	—	2,165,288
Notes receivable	2,894,482	—	—	—	2,894,482
Cash and cash equivalents	19,130,835	—	—	—	19,130,835
Financial assets in other non-current assets	204,718	—	—	—	204,718
Financial guarantees-not yet past due	12,450	—	—	—	12,450

Total	25,506,228	3,655,638	121,432	5,209,535	34,492,833

Year ended December 31, 2019	Stage 1	Stage 2	Stage 3	Simplified	Total

Trade receivables*	—	—	—	4,559,112	4,559,112
Financial assets in other current assets	1,632,766	3,970,620	120,538	—	5,723,924
Restricted cash	1,305,781	—	—	—	1,305,781
Notes receivable	2,834,011	—	—	—	2,834,011
Cash and cash equivalents	7,759,190	—	—	—	7,759,190
Financial assets in other non-current assets	128,673	—	—	—	128,673
Financial guarantees-not yet past due	5,772	—	—	—	5,772

Total	13,666,193	3,970,620	120,538	4,559,112	22,316,463

*	For trade receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in Notes 13 to the consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(b)	Credit risk (Continued)

The carrying amounts of short-term investments and these receivables included in Notes 9, 11, 13, and 14 represent the Group’s maximum exposure to credit risk in relation to its financial assets. The Group also provided financial guarantees to certain subsidiaries and a joint venture. The guarantees to the joint venture mentioned in Note 35 represented the Group’s maximum exposure to credit risk in relation to its guarantees to the joint venture.

For the year ended December 31, 2019, revenues of approximately RMB40,567 million (2017: RMB39,759 million, 2018: RMB32,852 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom the Group has derived revenue of more than 10% of the Group’s revenue during the years ended December 31, 2017, 2018 and 2019. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2019 and 2018.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

As at December 31, 2019, the Group had total banking facilities of approximately RMB167,431 million of which the amounts totalling RMB49,347 million have been utilized as at December 31, 2019. Banking facilities of approximately RMB108,360 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at December 31, 2019, the Group had no credit facilities through its futures agent at the LME (December 31, 2018: USD12 million (equivalent to RMB82 million), of which USD1 million (equivalent to RMB7 million) has been utilized. The futures agent has the right to adjust the related credit facilities.)

Management also monitors rolling forecasts of the Group’s liquidity reserve on the basis of the expected cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

The table below analyzes the maturity profile of the Group’s financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2018
Finance lease payables, including current portion	2,518,653	1,161,490	707,716	13,238	4,401,097
Long-term bank and other loans, including current portion	3,384,400	7,377,956	16,593,587	18,784,797	46,140,740
Medium-term notes and bonds, including current portion	400,000	—	9,785,840	—	10,185,840
Short-term bonds	500,000	—	—	—	500,000
Gold leasing arrangement	1,607,905	—	—	—	1,607,905
Short-term bank and other loans	39,348,100	—	—	—	39,348,100
Interest payables for borrowings	4,848,968	2,602,751	4,197,364	898,786	12,547,869
Financial liabilities at fair value through profit or loss	1,766	—	—	—	1,766
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,890,176	—	—	—	8,890,176
Financial liabilities included in other non-current liabilities (Note)	—	108,896	333,354	420,258	862,508
Trade and notes payables	14,009,264	—	—	—	14,009,264

	75,509,232	11,251,093	31,617,861	20,117,079	138,495,265

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at December 31, 2019
Lease liabilities, including current portion	1,729,933	1,106,701	1,333,762	10,377,143	14,547,539
Long-term bank and other loans, including current portion	3,339,687	7,525,775	9,159,028	18,811,397	38,835,887
Medium-term notes and bonds, including current portion	—	7,285,840	9,500,000	—	16,785,840
Short-term bonds	9,300,000	—	—	—	9,300,000
Gold leasing arrangement	6,921,860	—	—	—	6,921,860
Short-term bank and other loans	21,238,166	—	—	—	21,238,166
Interest payables for loans and borrowings	4,955,925	2,289,092	4,220,111	978,041	12,443,169
Financial liabilities at fair value through profit or loss	805	—	—	—	805
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	10,288,657	—	—	—	10,288,657
Financial liabilities included in other non-current liabilities (Note)	—	176,232	182,006	857,647	1,215,885
Trade and notes payables	12,584,755	—	—	—	12,584,755

	70,359,788	18,383,640	24,394,907	31,024,228	144,162,563

Note:	As disclosed in Note 21, as at December 31, 2019, the carrying value of financial liabilities included in other non-current liabilities was RMB1,153 million (December 31, 2018: RMB841 million).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets
	December 31, 2018
	Financial assets at fair value through profit or loss		Financial assets at amortized cost	Equity investments designated at fair value through other comprehensive income	Total
	Designated as such upon initial recognition	Held for trading
Current

Trade and notes receivables	—	—	8,104,017	—	8,104,017
Financial assets at fair value through profit or loss	—	16,141	—	—	16,141
Restricted cash and time deposits	—	—	2,165, 288		2,165, 288
Cash and cash equivalents	—	—	19,130,835	—	19,130,835
Financial assets included in other current assets	—	—	4,875,530	—	4,875,530

Subtotal	—	16,141	34,275,670	—	34,291,811

Non-current

Equity investments designated at fair value through other comprehensive income	—	—	—	1,729,825	1,729,825
Other non-current assets	—	—	204,718	—	204,718

Subtotal	—	—	204,718	1,729,825	1,934,543

Total	—	16,141	34,480,388	1,729,825	36,226,354

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

36.2      Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities
	December 31, 2018
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost	Total
	Designated as such upon initial recognition	Held for trading
Current

Financial liabilities at fair value through profit or loss	—	1,766	—	1,766
Interest-bearing loans and borrowings	—	—	47,565,490	47,565,490
Financial liabilities included in other payables and accrued liabilities (Note 22)	—	—	9,286,462	9,286,462
Trade and notes payables	—	—	14,009,264	14,009,264

Subtotal	—	1,766	70,861,216	70,862,982

Non-current

Financial liabilities included in other non-current liabilities (Note 21)	—	—	841,059	841,059
Interest-bearing loans and borrowings	—	—	54,207,386	54,207,386

Subtotal	—	—	55,048,445	55,048,445

Total	—	1,766	125,909,661	125,911,427

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2    Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial assets
	December 31, 2019
	Financial assets at fair value through profit or loss		Financial assets at amortized cost	Equity investments designated at fair value through other comprehensive income	Debt instruments at fair value through other comprehensive income	Total
	Designated as such upon initial recognition	Held for trading
Current

Trade receivables	—	—	4,559,112	—	—	4,559,112
Notes receivable	—	—	—	—	2,834,011	2,834,011
Financial assets at fair value through profit or loss*	—	3,503,175	—	—	—	3,503,175
Restricted cash and time deposits	—	—	1,305,781	—	—	1,305,781
Cash and cash equivalents	—	—	7,759,190	—	—	7,759,190
Financial assets included in other current assets	—	—	5,723,924	—	—	5,723,924

Subtotal	—	3,503,175	19,348,007	—	2,834,011	25,685,193

Non-current

Equity investments designated at fair value through other comprehensive income	—	—	—	2,239,251	—	2,239,251
Other non-current assets	—	—	128,673	—	—	128,673

Subtotal	—	—	128,673	2,239,251	—	2,367,924

Total	—	3,503,175	19,476,680	2,239,251	2,834,011	28,053,117

*	Financial assets measured at fair value through profit or loss are mainly wealth management products, denominated in RMB, with expected rates of return depending on the interest rates and yield curves observable at commonly quoted intervals. The fair value approximates to the carrying amount of the financial assets measured at fair value through profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2    Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities
	December 31, 2019
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost	Total
	Designated as such upon initial recognition	Held for trading
Current

Financial liabilities at fair value through profit or loss	—	805	—	805
Interest-bearing loans and borrowings	—	—	42,286,604	42,286,604
Financial liabilities included in other payables and accrued liabilities (Note 22)	—	—	10,782,998	10,782,998
Trade and notes payables	—	—	12,584,755	12,584,755

Subtotal	—	805	65,654,357	65,655,162

Non-current

Financial liabilities included in other non-current liabilities (Note 21)	—	—	1,153,487	1,153,487
Interest-bearing loans and borrowings	—	—	59,243,563	59,243,563

Subtotal	—	—	60,397,050	60,397,050

Total	—	805	126,051,407	126,052,212

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

Fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019

Financial assets
Other non-current assets (Note 11)	204,718	128,673	182,132	111,935

	204,718	128,673	182,132	111,935

	Carrying amounts		Fair values
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019

Financial liabilities
Financial liabilities included in other non-current liabilities (Note 21)	841,059	1,153,487	816,529	1,146,893
Long-term interest-bearing loans and borrowings, excluding lease liability (Note 18)	54,207,386	52,232,955	53,207,052	50,952,676

	55,048,445	53,386,442	54,023,581	52,099,569

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

The Group’s own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at December 31, 2019 was assessed to be insignificant.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

As at December 31, 2018	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	16,141	—	—	16,141
Equity investments designated at fair value through other comprehensive income:
Listed equity investments	6,441	—	—	6,441
Other unlisted investment	—	—	1,723,384	1,723,384

	22,582	—	1,723,384	1,745,966

As at December 31, 2019	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	3,175	—	—	3,175
Financial product	—	3,500,000	—	3,500,000
Debt instruments at fair value through other comprehensive income - notes receivable	—	2,834,011	—	2,834,011
Equity investments designated at fair value through other comprehensive income:
Listed equity investments	8,853	—	—	8,853
Other unlisted investment	—	—	2,230,398	2,230,398

	12,028	6,334,011	2,230,398	8,576,437

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

As at December 31, 2018	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	1,766	—	—	1,766

	1,766	—	—	1,766

As at December 31, 2019	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	805	—	—	805

	805	—	—	805

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed

As at December 31, 2018	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	—	182,132	—	182,132

As at December 31, 2019	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	—	111,935	—	111,935

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed

As at December 31, 2018	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	—	816,529	—	816,529
Long-term interest-bearing loans and borrowings	—	53,207,052	—	53,207,052

	—	54,023,581	—	54,023,581

As at December 31, 2019	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	—	1,146,893	—	1,146,893
Long-term interest-bearing loans and borrowings	—	50,952,676	—	50,952,676

	—	52,099,569	—	52,099,569

During the year ended December 31, 2019, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2018: Nil).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed (Continued)

Below is a summary of significant unobservable inputs to the valuation of financial instruments as at December 31, 2019 and 2018:

	Valuation Technique	Significant unobservable input	Range
Equity investments in Size Industry Investment Fund
December 31, 2019	Net Assets Method	Net Assets	5,000,000
December 31, 2018	Net Assets Method	Net Assets	5,000,000
Chinalco Innovative
December 31, 2019	Net Assets Method	Net Assets	350,911

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

The gearing ratio as at December 31, 2018 and 2019 is as follows:

	December 31, 2018	December 31, 2019

Total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants)	131,054,499	130,170,395
Less: Restricted cash, time deposits and cash and cash equivalents	(21,296,123)	(9,064,971)

Net debt	109,758,376	121,105,424

Total equity	67,669,619	70,725,060
Add: net debt	109,758,376	121,105,424
Less: non-controlling interests	(15,254,312)	(16,065,427)

Total capital attributable to owners of the parent	162,173,683	175,765,057

Gearing ratio	68%	69%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Other than the senior perpetual securities issued by a subsidiary of the Group, which is disclosed in Note 40, details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2018	2019
Percentage of equity interest held by non-controlling interests

Ningxia Energy	29.18%	29.18%
Shanxi Zhongrun	60.00%	56.61%
Guizhou Huaren	60.00%	60.00%
Profit for the year allocated to non-controlling interests

Ningxia Energy	214,479	240,504
Shanxi Zhongrun	291,009	69,701
Guizhou Huaren	20,783	198,016
Dividends distributed to non-controlling interests

Ningxia Energy	351,979	76,469
Shanxi Zhongrun	200,000	—
Guizhou Huaren	—	—
Accumulated balances of non-controlling interests at the Year ended

Ningxia Energy	4,757,014	4,978,089
Shanxi Zhongrun	782,176	996,686
Guizhou Huaren	820,675	1,028,426

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations: (Continued)

2019	Ningxia Energy

Revenue	6,695,724
Total expenses	6,314,098
Profit for the year	381,626
Total comprehensive income for the year	381,626

Current assets	5,081,743
Non-current assets	32,133,495
Current liabilities	8,688,475
Non-current liabilities	17,559,995

Net cash flows from operating activities	3,274,683
Net cash flows used in investing activities	(939,054)
Net cash flows from financing activities	(2,611,597)
Effect of foreign exchange rate changes, net	—

Net decrease in cash and cash equivalents	(275,968)

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations: (Continued)

2018	Shanxi Zhongrun

Revenue	645,413
Total expenses	644,596
Profit for the year	817
Total comprehensive income for the year	817

Current assets	605,140
Non-current assets	3,421,608
Current liabilities	790,819
Non-current liabilities	2,258,089

Net cash flows from operating activities	(19,718)
Net cash flows used in investing activities	(781,869)
Net cash flows from/financing activities	(1,335,579)
Effect of foreign exchange rate changes, net	—

Net decrease in cash and cash equivalents	(2,137,166)

2019	Shanxi Zhongrun

Revenue	2,204,777
Total expenses	2,081,652
Profit for the year	123,125
Total comprehensive income for the year	123,125

Current assets	783,726
Non-current assets	4,010,818
Current liabilities	1,084,890
Non-current liabilities	2,093,735

Net cash flows from operating activities	234,014
Net cash flows used in investing activities	(402,636)
Net cash flows from financing activities	307,452
Effect of foreign exchange rate changes, net	—

Net increase in cash and cash equivalents	138,830

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations: (Continued)

2018	Guizhou Huaren

Revenue	4,282,882
Total expenses	4,248,243
Profit for the year	34,639
Total comprehensive income for the year	34,639

Current assets	1,169,453
Non-current assets	3,038,875
Current liabilities	1,381,541
Non-current liabilities	1,458,995

Net cash flows from operating activities	134,781
Net cash flows used in investing activities	(510,243)
Net cash flows from/financing activities	(115,222)
Effect of foreign exchange rate changes, net	—

Net decrease in cash and cash equivalents	(490,684)

2019	Guizhou Huaren

Revenue	5,982,665
Total expenses	5,677,075
Profit for the year	305,590
Total comprehensive income for the year	305,590

Current assets	1,034,442
Non-current assets	2,650,822
Current liabilities	1,164,346
Non-current liabilities	1,006,360

Net cash flows from operating activities	565,027
Net cash flows used in investing activities	(91,319)
Net cash flows from financing activities	(354,187)
Effect of foreign exchange rate changes, net	—

Net increase in cash and cash equivalents	119,521

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION

(a)	Acquisition of 100% equity interest in Qingdao Light Metal

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

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(b)	Acquisition of Shanxi Aluminum Sewage Treatment Plant

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(c)	Acquisition of Yinxing Power

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(c)	Acquisition of Yinxing Power (Continued)

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(c)	Acquisition of Yinxing Power (Continued)

Details of the 51% equity interest held by the Group before the acquisition of Yinxing Power and the profit from the investment are as follows:

August 31, 2017

Initial investment cost	316,200

Investment income recognized under the equity method	(494)

The book value of the investment in 51% equity of Yinxing Power on the merger date	315,706

The fair value of the investment in 51% equity of Yinxing Power on the merger date (Note)	433,346

Gain on previously held equity interest remeasured at acquisition-date fair value	117,640

Note: The fair value was determined by the valuation report issued by an independent qualified valuer.

An analysis of the cash flows in respect of the acquisition of Yinxing Power is as follows:

RMB’000

Cash consideration	—
Cash and bank balances acquired	255,152

Net inflow of cash and cash equivalents included in cash flows from investing activities	255,152

The operating results and cash flows of Yinxing Power since the merger date to the end of the year are as follows:

RMB’000

Revenue	578,117
Profit for the period	96,756
Net cash flows	36,024

*	The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(d)	Acquisition of Guizhou Huaren

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(d)	Acquisition of Guizhou Huaren (Continued)

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
529,966

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(d)	Acquisition of Guizhou Huaren (Continued)

Details of the 40% equity interest held by the Company before the acquisition of Guizhou Huaren and the profit from the investment are as follows:

January 1, 2018

Initial investment cost	480,000

Share of loss accumulated under the equity method	(18,347)

Book value of the investment in 40% equity of Guizhou Huaren on the acquisition date	461,653

Fair value of the investment in 40% equity of Guizhou Huaren on the acquisition date (Note)	529,966

Gain on previously held equity interest remeasured at acquisition-date fair value	68,313

Note: The fair value was determined by the valuation report issued by an independent qualified valuer.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(d)	Acquisition of Guizhou Huaren (Continued)

An analysis of the cash flows in respect of the acquisition of Guizhou Huaren is as follows:

RMB’000

Cash consideration	—
Cash and bank balances acquired	673,587

Net inflow of cash and cash equivalents included in cash flows from investing activities	673,587

The operating results and cash flows of Guizhou Huaren since the acquisition date to December 31, 2018 are as follows:

RMB’000

Revenue	4,282,882
Profit for the period	34,639
Net cash out flows	(490,684)

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(e)	Acquisition of Shanxi Zhongrun

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(e)	Acquisition of Shanxi Zhongrun (Continued)

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
448,991

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(e)	Acquisition of Shanxi Zhongrun (Continued)

Details of the 40% equity interest held by the Company before the acquisition of Shanxi Zhongrun and the profit from the investment are as follows:

January 1, 2018

Initial investment cost	400,184

Share of loss accumulated under the equity method	(6,553)

Book value of the investment in 40% equity of Shanxi Zhongrun on the acquisition date	393,631

Fair value of the investment in 40% equity of Shanxi Zhongrun on the acquisition date (Note)	448,991

Gain on previously held equity interest remeasured at acquisition-date fair value	55,360

Note: The fair value was determined by the valuation report issued by an independent qualified valuer.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(e)	Acquisition of Shanxi Zhongrun (Continued)

An analysis of the cash flows in respect of the acquisition of Shanxi Zhongrun is as follows:

RMB’000

Cash consideration	—
Cash and bank balances acquired	2,173,062

Net inflow of cash and cash equivalents included in cash flows from investing activities	2,173,062

The operating results and cash flows of Shanxi Zhongrun since the acquisition date to December 31, 2018 are as follows:

RMB’000

Revenue	645,214
Profit for the period	817
Net cash out flows	(2,137,166)

*	The English names represent the best effort made by management of the Group in translating their Chinese names as the companies do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(f)	Acquisition of Shanxi Huaxing

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

(f)	Acquisition of Shanxi Huaxing (Continued)

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
5,330,410

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(f)	Acquisition of Shanxi Huaxing (Continued)

Details of the 50% equity interest held by the Group before the acquisition of Shanxi Huaxing and the profit from the investment are as follows:

December 6, 2018

Initial investment cost	2,351,479

Share of loss accumulated under the equity method	(77,309)

Share of changes in reserves under the equity method	11,166

Cash dividends declared	(236,556)

Book value of the investment in 50% equity of Shanxi Huaxing on the acquisition date	2,048,780

Fair value of the investment in 50% equity of Shanxi Huaxing on the acquisition date (Note)	2,665,205

Gain on previously held equity interest remeasured at acquisition-date fair value	616,425

Note: The fair value was determined by the valuation report issued by an independent qualified valuer.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(f)	Acquisition of Shanxi Huaxing (Continued)

An analysis of the cash flows in respect of the acquisition of Shanxi Huaxing is as follows:

RMB’000

Cash consideration	(2,665,205)
Cash and bank balances acquired	81,344

Net outflow of cash and cash equivalents included in cash flows from investing activities	(2,583,861)

The operating results and cash flows of Shanxi Huaxing since the acquisition date to December 31, 2018 are as follows:

RMB’000

Revenue	415,509
Profit for the period	110,917
Net cash out flows	(434)

*	The English names represent the best effort made by management of the Group in translating their Chinese names as the companies do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(g)	Acquisition of Shandong Aluminum Carbon Plant

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

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(h)	Acquisition of Pingguo Aluminum Carbon Plant

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(i)	Acquisition of Chibi Great Wall Carbon

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(j)	Acquisition of Longhua Logistics

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATION (Continued)

(k)	Acquisition of Suzhou Zhongcai

On April 29, 2019, Chinalco Shanghai Company Limited (“Chinalco Shanghai”) (“中鋁上海有限公司”), a subsidiary of the Company, entered into an equity transfer agreement with Zhongse Technology Co., Ltd.* (“Zhongse Technology”) (“中色科技股份有限公司”) and Suzhou Research Institute of Non-ferrous Metals Co., Ltd.* (“Suzhou Research Institute”) (“蘇州有色金屬研究院有限公司”), pursuant to which, Chinalco Shanghai acquired 70% and 30% equity interests in Suzhou Zhongse Metal Materials Technology Co., Ltd.* (“Suzhou Zhongcai”) (“蘇州中色金屬材料科技有限公司”) from Zhongse Technology and Suzhou Research Institute, respectively. The consideration for the acquisition was RMB237 thousand, which was determined based on the appraisal value of the 100% equity interest in Suzhou Zhongcai. Chinalco Shanghai has paid the consideration in full as of June 30, 2019. The acquisition date was June 1, 2019, which was the date that the Group obtained control of Suzhou Zhongcai. Before and after the acquisition, both Suzhou Zhongcai and Chinalco Shanghai were controlled by Chinalco, and the control was not temporary. Thus, the acquisition of the 100% equity interest in Suzhou Zhongcai is considered to be a business combination under common control, other than significant influence or joint control.

The carrying amounts of the assets and liabilities of Suzhou Zhongcai as at the acquisition date and the comparative financial figures were as follows:

	December 31, 2018	June 1, 2019
Assets
Property, plant and equipment	55,747	55,746
Land use rights	26,574	—
Right-of-use assets	—	26,318
Other current assets	2,561	2,229
Deferred tax assets	86	143
Trade and notes receivables	3,485	2,758
Cash and cash equivalents	183	136

Liabilities
Deferred tax liabilities	111	—
Interest-bearing loans and borrowings	51,908	51,908
Other payables and accrued expenses	34,536	33,404
Trade and notes payables	1,664	1,564

Net assets	417	454

Non-controlling interests	—	—

Net assets acquired		454

Difference recognized in equity		(217)

Total purchase consideration		237

*	The English names represent the best effort made by the management of the Group in translating their Chinese names as the companies do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2018 and 2019

(Amounts expressed in thousands of RMB unless otherwise stated)

39.       DISPOSAL OF BUSINESSES

(a)	Disposal of Shandong Engineering

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(a)	Disposal of Shandong Engineering (Continued)

The details of the net assets disposed of are as follows:

Date of disposal
Net assets disposed of:
Property, plant and equipment	109,103
Intangible assets	428
Deferred tax assets	3,106
Inventories	167,499
Trade receivables and notes receivable	1,067,636
Other current assets	23,136
Cash and cash equivalents	123,530
Other non-current liabilities	(4,637)
Other payables and accrued liabilities	(282,232)
Trade and notes payables	(727,622)
Interest-bearing loans and borrowings	(130,000)

Net assets	349,947
Non-controlling interests	3,961
Total net assets	345,986

Gain on disposal of Shandong Engineering	254,659

The fair value of the remaining equity interest in Shandong Engineering	240,258

Consideration	360,387

Satisfied by:
Cash	387
Notes receivable	360,000

An analysis of the cash flow of cash and cash equivalents in respect of the Disposal of Shandong Engineering is as follows:

Date of disposal

Cash consideration received	387
Cash and bank balances disposed of	(123,530)

Net outflows of cash and cash equivalents in respect of disposal of Shandong Engineering	(123,143)

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(b)	Deemed disposal of Shanxi Zhongrun

The Company previously had a 50% equity interest in Shanxi China Huarun Co., Ltd.* (“Shanxi Zhongrun”) (山西中鋁華潤有限公司). According to the then acting-in-concert agreement entered into by the Company and the other shareholders of Shanxi Zhongrun, Huarun (Coal) Group Co., Ltd. * (“Huarun (Coal) Group”) (華潤(煤業)集團有限公司), Huarun (Coal) Group agreed to confer its voting rights in the shareholders’ meeting of Shanxi Zhongrun to the Company. Accordingly, the directors of the Company considered that the Company had control over Shanxi Zhongrun and included Shanxi Zhongrun in the consolidation scope.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(c)	Disposal of Zibo Trading

In November 2017, Chalco Trading, a subsidiary of the Company, agreed to transfer 50% equity interest in Zibo International Trading Co. Ltd. * (“Zibo Trading”) (“淄博國貿”) to a third party. The directors of the Company are of the opinion that the Group lost control over Zibo Trading and accounted for it as a joint venture accordingly. As of the date of disposal, the Group recognized loss of disposal of subsidiary of RMB2 million for 50% equity interest disposed of. The Group re-measured the 50% equity of Zibo Trading to a fair value of RMB12 million and recognized the fair value loss of RMB2 million accordingly.

(d)	Bankruptcy liquidation of Longmen Aluminum

In September 2017, Shanxi Hejin People’s Court accepted the liquidation petition filed by the Group’s subsidiary, Shanxi Longmen Aluminum Co., Ltd. (“Longmen Aluminum”) (山西龍門鋁業有限公司). Upon the liquidation, administrators took control over Longmen Aluminum, the directors of the Company considered the Company lost control over Longmen Aluminum and therefore, ceased to consolidate Longmen Aluminum since then. The Group recognized a loss of RMB26 million for lost control over Longmen Aluminum.

(e)	Bankruptcy liquidation of Beijing Yike

In September 2017, Beijing Shijingshan People’s Court accepted the liquidation petition filed by the Group’s subsidiary, Beijing Yike. Upon the liquidation, administrators took control over Beijing Yike, and therefore, the directors of the Company considered the Group lost control over Beijing Yike and deconsolidated Beijing Yike since then. The Group recognized a gain of RMB38 million upon the deconsolidation of Beijing Yike.

(f)	Disposal of Zhengzhou Chalco Longyu Mining Co., Ltd.

In August 2018, Chalco Trading, a subsidiary of the Company, agreed to transfer a 51% equity interest in Zhengzhou Chalco Longyu Mining Co., Ltd.* (“Longyu Mining”) (“鄭州中鋁龍宇礦業有限公司”) to a third party. As of the date of disposal, the Group recognized a gain of disposal of subsidiary of RMB8 million.

(g)	Bankruptcy liquidation of Shanxi Huatai Carbon Co., Ltd.

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

(h)	Bankruptcy liquidation of Hedong Carbon Co., Ltd.

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
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

39.	DISPOSAL OF BUSINESSES (Continued)

(i)	Disposal of 100% equity of China Aluminum Nanhai Alloy

In January 2019, the Company entered into a Capital Contribution Agreement with Chinalco and its subsidiary Chinalco Innovative, pursuant to which the Company shall make a capital contribution to Chinalco Innovative in form of its 100% equity interests in China Aluminum Nanhai Alloy Co., Ltd. (“China Aluminum Nanhai Alloy”). After the transaction, the Company holds 19.4852% in Chinalco Innovative. As of the date of deemed disposal, the Company re-measured the equity of China Aluminum Nanhai Alloy to a fair value of RMB350 million and recognized the fair value gain of RMB258 million accordingly.

(j)	Disposal of 40% equity interest of Inner Mongolia Fengrong and disposal of 60% equity interest of Ningxia Fenghao

On February 20, 2019, Chalco Energy Co., Ltd., a wholly-owned subsidiary of the Company, entered into equity transfer agreements with Chinalco Environment Protection Co., Ltd. on the partial disposal of 40% equity interests in Inner Mongolia Fengrong Co., Ltd. and 60% equity interests in Ningxia Fenghao Co., Ltd., respectively. A gain of RMB3,014 thousands from partial disposal of the two subsidiaries was recorded by the Group in the current period.

(k)	Deregistration of Shanghai Kailin

Chalco Trade, a subsidiary of the Company, held 100% equity interest of Shanghai Chalco Kailin Aluminum Co., Ltd. * (上海中鋁凱林鋁業有限公司) (“Shanghai Kailin”). In July 2019, Shanghai Kailin was deregistered, from which the Company recorded a gain of RMB160 thousands.

(l)	Disposal of Ruzhou Jinhua

Zhongzhou Aluminum, a subsidiary of the Company, held a 51% equity interest in Ruzhou Chinalco Jinhua Mining Co., Ltd. * (汝州中鋁金華礦業有限公司) (“Ruzhou Jinhua”). In July 2019, Zhongzhou Aluminum disposed all of its equity interests of Ruzhou Jinhua, and a gain of RMB113 thousands from the disposal was included in other gains during the year ended December 31, 2019.

*	The English names represent the best effort made by management of the Group translating the Chinese names of the Companies as the companies do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	OTHER EQUITY INSTRUMENTS

On October 22, 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (“Chalco Hong Kong Investment”, or the “Issuer”) issued USD350 million senior perpetual securities at an initial distribution rate of 6.625% (the “2013 Senior Perpetual Securities”). The proceeds from the issuance of the 2013 Senior Perpetual Securities after the issuance costs amounted to USD347 million (equivalent to RMB2,123 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments at 6.625% per annum on the 2013 Senior Perpetual Securities have been made semi-annually in arrears from October 29, 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity dates and are callable only at the Group’s option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After October 29, 2018, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 percent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Company and Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On October 31, 2018, the Group redeemed the senior perpetual security, and paid $373 million in principal and interest, approximately RMB2,592 million.

On October 27, 2015, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.50% (the “2015 Perpetual Medium-term Notes”). The proceeds from the issuance of the 2015 Perpetual Medium-term Notes were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments at 5.50% per annum on the 2015 Perpetual Medium-term Notes have been made annually in arrears from October 29, 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

40.	OTHER EQUITY INSTRUMENTS (Continued)

On October 31, 2016, Chalco Hong Kong Investment issued USD500 million senior perpetual securities with an initial distribution rate at 4.25% (the “2016 Senior Perpetual Securities”). The proceeds from the issuance of the 2016 Senior Perpetual Securities after the issuance costs were USD498 million (equivalent to RMB3,374 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments at 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on April 29 and October 29, in arrears from November 7, 2016 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group’s option on or after November 7, 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After November 7, 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 percent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On October 19, 2018, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.10% (the “2018 Perpetual Medium-term Notes”). The proceeds from the issuance of the 2018 Perpetual Medium-term Notes were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.10% per annum on the 2018 Perpetual Medium-term Notes have been made annually in arrears from October 19, 2018 and may be deferred at the discretion of the Company. The 2018 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on October 23, 2021 or any coupon distribution date after October 23, 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 percent, (b) the China Treasury Rate, and (c) a margin of maximum 500 Bps every five years after October 23, 2021. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

On November 19, 2019, the Company issued RMB1,500 million perpetual medium-term notes with an initial distribution rate at 4.20% (the “2019 Perpetual Medium-term Notes”). The proceeds from the issuance of the 2019 Perpetual Medium-term Notes were RMB1,499 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.20% per annum on the 2019 Perpetual Medium-term Notes have been made annually in arrears from November 19, 2019 and may be deferred at the discretion of the Company. The 2019 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on November 20, 2022 or any coupon distribution date after November 20, 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.31 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after November 20, 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

Pursuant to the terms and conditions of the 2013 Senior Perpetual Securities, the 2016 Senior Perpetual Securities, the 2018 Perpetual Medium-term Notes and the 2019 Perpetual Medium-term Notes, the Group has no contractual obligations to repay their principal or to pay any coupon distributions. Thus, in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distributions declared will be treated as distributions to equity owners.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

41.	CONTINGENT LIABILITIES

The Group was sued in the second quarter of 2019 against the project construction, financing arrangement and others, collectively aggregating to RMB591 million, which mainly arose from contract variation orders without merits and disagreed by the Group. As an administrative process, the local courts held to freeze the Group’s bank accounts or other equivalent assets amounting to RMB214 million. As at December 31, 2019 and as at the date of approval of these financial statements, the local courts have already frozen several bank accounts of the Group aggregating to RMB61 million and a real estate of the Group of a net book value amounting to RMB46 million. Currently the lawsuits are in progress and the outcomes are unknown. The directors, based on the advice from the Group’s legal counsels, believe that the Group has valid defence against all the allegations and accordingly, have not provided for any claim arising from the litigations, other than the related legal and other costs.

42.       COMMITMENTS

(a)	Capital commitments on property, plant and equipment

	December 31, 2018	December 31, 2019

Contracted, but not provided for	3,942,933	4,041,857

(b)	Operating lease commitments as at December 31, 2018

The future aggregate minimum lease payments as at December 31, 2018 pursuant to non-cancellable lease agreements entered into by the Group are summarized as follows:

December 31, 2018

Within one year	541,541
In the second to fifth years, inclusive	1,880,058
After five years	10,567,925

12,989,524

(c)	Other capital commitments

As at December 31, 2019, the commitments to make capital contributions to the Group’s joint ventures and associates were as follows:

	December 31, 2018	December 31, 2019

Associates	82,800	33,800
Joint ventures	460,000	410,000

	542,800	443,800

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

43.	EVENTS AFTER THE REPORTING PERIOD

(a)	On January 13, 2020, the Group completed an issuance of short-term bonds with a total face value of RMB1.5 billion at par value of RMB100.00 per unit which will mature in April 2020 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.10%.

(b)	On January 15, 2020, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in April 2020 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.20%.

(c)	On February 13, 2020, the Group completed an issuance of short-term bonds with a total face value of RMB1 billion at par value of RMB100.00 per unit which will mature in May 2020 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.10%.

(d)	On February 20, 2020, the Group completed an issuance of short-term bonds with a total face value of RMB1 billion at par value of RMB100.00 per unit which will mature in November 2020 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.50%.

(e)	On February 21, 2020, the Group completed an issuance of short-term bonds with a total face value of RMB1 billion at par value of RMB100.00 per unit which will mature in May 2020 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.20%.

(f)	On March 5, 2020, the Group completed an issuance of corporate bonds with a total face value of RMB0.5 billion at par value of RMB100.00 per unit which will mature in March 2025 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.30%.

(g)	On March 13, 2020, the Group completed an issuance of short-term bonds with a total face value of RMB1.8 billion at par value of RMB100.00 per unit which will mature in September 2020 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.20%.

(h)	On March 20, 2020, the Group completed an issuance of corporate bonds with a total face value of RMB1 billion at par value of RMB100.00 per unit which will mature in March 2023 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.05%.

(i)	On March 26, 2020, the Group completed an issuance of medium-term notes with a total face value of RMB0.9 billion at par value of RMB100.00 per unit which will mature in March 2023 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.93%.

(j)	The outbreak of the novel coronavirus (COVID-19) in the PRC since January 2020, the prevention and control of COVID-19 has continued. The Group has taken all possible effective measures to limit and keep the impact in control. The Group will follow and strengthen its support to the government’s requirements on COVID-19 prevention and control work. COVID-19 has significant impacts on production, consumption and investment. It is expected that the aluminum industry will face greater challenges as well as greater opportunities. The Group will continue to pay close attention to and evaluate the developments of COVID-19 and market changes, and actively respond to the possible impact on the Group’s financial situation and operating results. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2017, 2018 and 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

44.	COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combinations under common control as disclosed in note 38.

The comparative consolidated statements of cash flows for the years ended December 31, 2017 have been revised to reclassify the cash outflows for the purchase of non-controlling interests and business combination under common control from investing activities to financing activities in accordance with IAS 7 Statement of Cash Flows. This change did not impact the consolidated statement of financial position or consolidated statement of profit or loss and other comprehensive income for the prior periods.

45.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 22, 2020.