Form 20-F
period 2020-12-31
ALUMINUM CORP OF CHINA LTD
filed 2021-04-22
CIK 1161611

As filed with Securities and Exchange Commission on April 22, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number 001-15264

(Exact name of Registrant as specified in its charter)

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant’s name into English)

People’s Republic of China
(Jurisdiction of incorporation or organization)

No. 62 North Xizhimen Street, Haidian District, Beijing People’s Republic of China (100082)
(Address of principal executive offices)

Zhu Runzhou No. 62 North Xizhimen Street, Haidian District, Beijing People’s Republic of China (100082) (86) 10 8229 8322 ir@chalco.com.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares* Class H Ordinary Shares**	ACH	New York Stock Exchange, Inc.

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

As of December 31, 2020:
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

Yes ☐    No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†     The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  Yes ☒    No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

•                                          the severity, duration and spread of the COVID-19 pandemic, as well as the direct and indirect impacts of COVID-19 pandemic (as well as the efforts to contain it) on our operations and financial performance, the industry we are in, our suppliers and customers, the PRC economy and global economy;

•                                          competition;

•                                          changes in legislation, regulations and policies;

•                                          the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

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

“Chalco Shanghai” refers to Chalco Shanghai Company Limited, our wholly-owned subsidiary established under the PRC law;

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

“China” and the “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report only, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;

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

“Guangxi Huasheng” refers to Guangxi Huasheng New Material Co., Ltd., 51% of the equity interest of which is owned by us;

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

v

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

“Listing Rules” and “Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended;

“LME” refers to the London Metal Exchange Limited;

“Logistics Zhongzhou” refers to China Aluminum Logistics Group Zhongzhou Co., Ltd., our indirect subsidiary;

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

“Shanxi Other Mines” refers to the nine mines to which we entrusted another party to conduct mining activities, including Changjialing mine, Guxian mine, Loufan mine, Nanpo mine, Xishan mine, Yangjiashan mine, Niucaogou mine, Xiwupu mine and Jiaokou Xisongzhuang mine in Shanxi Province;

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

“Zhongzhou Aluminum Plant” refers to Henan Zhongzhou Aluminum Plant Co., Ltd., a wholly-owned subsidiary of Chinalco;

“Zhongzhou Logistics” refers to Henan Zhongzhou Logistics Co., Ltd., which had been a wholly-owned subsidiary of Chinalco and was dissolved in September 2020;

“Zunyi Alumina” refers to Chalco Zunyi Alumina Co., Ltd., which was merged into Zunyi Aluminum in June 2018; and

“Zunyi Aluminum” refers to Zunyi Aluminum Co., Ltd., 67.45% of the equity interest of which is owned by us.

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Reserved.

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

Our business may be materially and adversely affected by the COVID-19 pandemic.

Since the end of 2019, COVID-19, a disease caused by a novel strain of coronavirus, has spread in China and globally, and the World Health Organization declared the COVID-19 outbreak a pandemic in March 2020. The COVID-19 pandemic has led the governments and other authorities around the world, including China, to impose measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, temporary closure of certain businesses and facilities. While still continuing, the COVID-19 pandemic, as well as efforts to contain it, has caused significant economic and financial disruptions around the world, including disruption on manufacturing operations, logistics and global supply chains and significant volatility and disruption of financial markets. While the government continues to take stringent measures to prevent any potential resurgence of new COVID-19 cases, since the second quarter of 2020, many restrictions in China have been lifted and the level of business activities have been restoring in response to the significant decrease of new reported cases. As a result, Chinese economy has been recovering rapidly. In addition, vaccinations are gradually expected to become more widely available worldwide. However, the above mentioned prevention and control measures may continue globally in the near or longer term. The COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations.

Due to the outbreak and governmental control measures imposed to contain virus spread, we experienced temporary restrains on our operations, such as temporary interruptions on transportation in certain areas in February 2020 and some employees’ temporary delay in their returning to work after the Chinese New Year holiday in 2020. We have been proactively taking measures to respond to these restrains, including measures to protect the health and safety of our employees, and by far such measures have helped in maintaining our steady production. However, if the virus further spreads worldwide, including China or other jurisdictions in which we, our suppliers or customers operate or have property or projects, or further control measures are adopted and continue to stay in place in these or other regions, we may face further disruptions on our normal operation, sales, project construction, supply chain and transportation channel, labor shortage and other limitations on our business activities due to restrictions on our employees’ ability to travel, infection of management and employees, suspension or closure of facilities, additional costs arising from precautionary infection control and hygienic measures, and other impacts, which could be material and adverse to our business, financial condition and results of operations.

In addition, the market prices of primary aluminum and alumina have been volatile since the COVID-19 outbreak. Due to weak demand for aluminum and reduction of aluminum production globally resulting from the COVID-19 pandemic, in April 2020, the Australian FOB spot price for alumina and the international cash price for primary aluminum on the LME reached a low of US$225 per tonne and a low of US$1,437 per tonne, respectively. See “- Volatility in the prices of alumina, primary aluminum, other non-ferrous metal and other commodities may adversely affect our business, financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Results of Operations - Mix and Pricing of Our Products” for information of the historical prices of 2020 and prior years. Although because of the recovery of the downstream business activities in China and globally, the market prices of primary aluminum and alumina have increased in the second half of 2020, there is no assurance that the demand for primary aluminum and alumina will not be weakened by the COVID-19 pandemic any more, and any volatility or decreases of the market prices of primary aluminum and alumina may result in reduction of our revenue and profit, increase of our inventory amount and other material and adverse impacts on our financial condition and results of operations. We have been closely monitoring the development of the COVID-19 pandemic and evaluating market changes and impact of the COVID-19 pandemic on our businesses, operations and financial performances, as well as actively responding to the possible impact on us. For example, in response to the price volatility of primary aluminum and alumina, we adjusted, and may further adjust, the structure of our product portfolio, the amount of inventories and our marketing strategies, and we utilized, and may further utilize futures transactions to hedge against price fluctuations. However, there is no assurance that our efforts would continue to be successful, and given that the COVID-19 pandemic is still ongoing around the world and despite people in some regions have been vaccinated, its full impact on us may still be difficult to predict.

If the global public health crisis caused by COVID-19 pandemic continues, it may have an adverse impact on the global and China’s economies, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, increase total inventories of primary aluminum or other products in the industry, bring more uncertainty to the consumption of aluminum-made products and the prices of primary aluminum and alumina, and cause other adverse impacts on the industry we are in. An economic downturn including financial market disruption, or a market perception that this situation may occur or develop, may also cause increase of financing costs, or reduce or even diminish available sources of financing for operation or expansion. In addition, significant financial market volatility and uncertainty may adversely affect the market prices of our ordinary shares and ADSs. Credit risks of customers and suppliers and other counterparty risks may also increase. These factors may materially and adversely affect our business, financial condition and results of operations. Furthermore, there is uncertainty relating to future developments of the COVID-19 pandemic and its impact on us. Our business, financial condition and results of operations could be materially and adversely affected by it. We may also experience negative effects from other future health epidemics or outbreaks beyond our control. These events are impossible to forecast and difficult to prevent. Any of these events could have a material adverse effect on our results of operations and financial condition.

Our business is vulnerable to downturns in the general economy and industries in which we operate or which we serve. A significant reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products depends on the general economy and level of activity and growth in the industries where we operate or serve. Adverse development in economic and market conditions, such as a significant economic downturn or a downturn in the commodity sector or the financial markets, could have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares or ADSs. Development of the relevant industries is subject to various factors, including but not limited to market fluctuations of prices of commodities, general political or economic conditions, technology development, government regulations and investment plans and changes in domestic and global production capacity, many of which are beyond our control.

We are unable to predict cycles of the global and domestic economies. Concerns over inflation, energy costs, geopolitical issues, trade tensions, the availability and cost of credit, unemployment, consumer confidence, declining asset values, capital market volatility and liquidity issues have created difficult operating conditions for us in the past and may continue to do so in the future. For example, since 2018, there were continuing trade tensions between the U.S. and China, resulting in increased tariffs and escalating tensions between the two countries. On January 15, 2020, the two parties signed the China-U.S. phase-one economic and trade agreement. Since then, the PRC government and the U.S. government have granted tariff exemptions on certain goods. However, it is still unclear when future phase negotiations between the two countries will begin and whether there will be further trade agreements following such negotiations. It is also unclear if future disputes will occur or the two countries will be able to negotiate the issues to restore a mutually beneficial economic and trade cooperation. Future actions or escalations by either the U.S. government or the PRC government could have a material adverse effect on the business environment in general, global, Chinese and/or U.S. economic conditions and the stability of global, Chinese and/or U.S. financial markets, which in turn, may adversely affect our business, financial condition and results of operations. In addition, on November 12, 2020, the President of the United States signed Executive Order 13959 (as subsequently amended on January 13, 2021, the “Executive Order”), which prohibits certain transactions in securities of certain entities listed in the annex to the Executive Order (each, a “Restricted Entity”). Currently, neither we or Chinalco are on the list of Restricted Entities. However, if the Executive Order is further amended to include us or Chinalco as a Restricted Entity in the future, U.S. persons as defined under the Executive Order may be prohibited from purchasing our securities. As a result, the value and liquidity of our ADSs may be materially and adversely affected, which may lead to significant volatility in our ADS trading price. Furthermore, the PRC government has, from time to time, adjusted its monetary, fiscal and other policies and measures to manage the rate of growth of the economy or the overheating and overcapacity in certain industries or markets. In addition, the global outbreak of COVID-19 and the efforts to contain it have negatively impacted the global economy and financial markets, causing a global recession in 2020. For further details of the impact of outbreak of COVID-19 on the general economy, please refer to “- Our business may be materially and adversely affected by the COVID-19 pandemic.” As a result, the global and domestic economic conditions or any particular industry in which we operate or which we serve may grow at a lower-than-expected rate or even experience a downturn. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

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

We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. We may not be able to effectively respond to a sudden fluctuation in alumina or primary aluminum prices. For example, due to weak demand for aluminum globally resulting from the COVID-19 pandemic, in 2020, the average spot price of alumina on the Australian FOB decreased by 18.6% to US$271 per tonne and the average international cash price for primary aluminum on the LME decreased by 5.0% to US$1,701 per tonne. During the same period, the average spot price of alumina in the domestic market decreased to RMB2,335 per tonne, representing a decrease of 13.4% compared to 2019, and the average spot prices of primary aluminum at SHFE slightly increased by 1.4% to RMB14,112 per tonne. In 2020, the average external selling prices for our self-produced alumina and primary aluminum were RMB2,456 per tonne and RMB14,169 per tonne respectively, representing a decrease by 10.2% and an increase by 2.2%, respectively, as compared to the prices in 2019. Please refer to “- Our business may be materially and adversely affected by the COVID-19 pandemic” for the impact of COVID-19 pandemic on the prices of alumina and primary aluminum. Furthermore, the prices of alumina and primary aluminum may also decline due to, among other things, decrease in market demand of those products and any slowdown of economic growth in China. Because our prices are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in alumina or primary aluminum prices in international market or domestic market. There is no assurance that there will not be any further and significant fluctuations in prices of our key products, including alumina and primary aluminum, which may materially and adversely affect our business, financial condition and results of operations. In addition, since our profit margin for trading non-ferrous metal products and coal products is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. If market price fluctuations on the market do not match our prediction, we may incur substantial losses.

In addition, as we generate profit from the differences between the purchase and sales prices of the non-ferrous metal products and the coal products we deal in, significant fluctuations in these prices may cause the value of the outsourced products in transit or in inventory to decline, and if the carrying value of our existing inventories exceeds the market price in the future periods, we may need to make additional provisions for our inventories’ value, which may have a material and adverse effect on our profit level and other financial performance. See Note 13 to our audited consolidated financial statements for information about our inventories. As a result, any significant fluctuation in market prices for these commodities could materially and adversely affect our business, financial condition and results of operations.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms.

Our plans to upgrade and expand our production capacity will require substantial capital expenditures. For the years ended December 31, 2018, 2019 and 2020, our total capital expenditures were approximately RMB9.1 billion, RMB13.0 billion and RMB4.7 billion, respectively. We expect our estimated capital expenditures in 2021 to be a total of approximately RMB4.1 billion. See “Item 4. Information on the Company - D. Property, Plants and Equipment - Our Expansion” and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures and Capital Commitments” for details of our expansion and capital expenditures. We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements.

We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. Although we were profitable in the recent period from 2015 through 2020, we recorded a net loss of approximately RMB17.1 billion in 2014 and have been recording accumulated losses since 2014. Our accumulated losses were approximately RMB1,741.6 million as of December 31, 2020. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

Our previous adjustments of our business segments and historical results may not be indicative of our future prospects.

In 2013, we entered into a new business segment, the energy segment, through acquisition of Ningxia Energy. In the past few years, we have streamlined our existing business to focus on the productions of alumina and primary aluminum. For instance, in December 2018, we acquired 50% equity interests in Shanxi Huaxing through the Shanghai United Assets and Equity Exchange at a price of approximately RMB2,665.2 million from Baotou Transportation Investment Group Co., Ltd. Upon completion of the acquisition, Shanxi Huaxing became a wholly-owned subsidiary of the Company. The acquisition is conducted for purposes of enhancing our profitability and is in line with our strategic layout of alumina and aluminum business, as the increase of our shareholding in Shanxi Huaxing, an alumina plant, is expected to enhance the synergy with our primary aluminum production in Shanxi, where we have newly added production capacity of primary aluminum. In addition, in August 2019, we made a capital contribution of RMB352.85 million to China Rare Metals and Rare Earths Company Ltd., a subsidiary of Chinalco, with our gallium assets. We expect this transaction to help us revitalize gallium assets irrelevant to our principal businesses and increase investment returns by leveraging on China Rare Metals and Rare Earths Company Ltd.’s industrial advantages. For further details of the acquisition, please see “Item 4. Information on the Company - A. History and Development of the Company.”

There is no assurance that we will enter into a new business segment or continue to streamline our existing business as we have done so in the past. Moreover, we cannot assure you that the benefit of entering into a new business segment or streamlining our existing business will be fully realized as expected or at all.

While we had experienced growth in recent years, our revenue decreased by 2.2% from RMB190,215.4 million in 2019 to RMB185,994.3 million in 2020, primarily due to the decrease in our trading business. The financial performance was driven by a wide range of factors, many of which are out of our control or may not be sustainable or indicative of future growth or performance, such as the prices of coal, electricity and other raw materials. No assurance can be given that our financial conditions or results of operations will be maintained at any level, especially due to impact of the outbreak of COVID-19. For further details, please refer to “- Our business may be materially and adversely affected by the recent outbreak of COVID-19.” As a result, our historical results may not be indicative of our future prospects and results of operations.

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

•                  accumulate expertise and experience in managing the new businesses;

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

We may from time to time enter into joint ventures or make strategic investments to grow our business and operations. For example, since 2010, we have participated in joint ventures and strategic investments in coal mining, in line with our development strategy to diversify our product offering and partially offset our future energy costs. In addition, we have acted as joint venture partner or strategic investor in certain projects which engage in primary aluminum and aluminum alloy manufacturing to diversify our product offering, strategically position ourselves along the industrial chain and facilitate our enterprise transformation and upgrade. If our joint ventures, strategic investments or other investments experiences fluctuation in performance or incur losses, our business, financial condition and results of operations may be adversely affected. For further details of certain of our joint ventures and strategic investments, please see “Item 4. Information on the Company - A. History and Development of the Company” and “Item 4. Information on the Company - D. Property, Plants and Equipment — Our Expansion.”

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

In addition, our joint ventures and subsidiaries which operate coal mines were facing increasing risks in recent years. Due to the COVID-19 pandemic and affected by domestic and global economies, the coal prices in the domestic market first declined and then rose during 2020 and the fluctuation was relatively large. From January 2020 to April 2020, as the demand was weakened by the COVID-19 pandemic, the coal prices declined rapidly; due to the resumption of work and production, the coal prices became stable and increased gradually from May 2020 to September 2020; the coal prices rose rapidly from October 2020 to December 2020 due to the accelerated economic recovery and the increase of coal consumption caused by cold winter. If coal prices decrease in the future, the business, financial condition and results of operations of these joint ventures which operate coal mines may be adversely affected.

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

Since 2013, we have implemented flexible production arrangements from time to time for certain alumina and primary aluminum production facilities in response to prevailing market conditions and government policies. For example, as affected by the market environment, Shanxi New Material and Shanxi Huaxing started to implement flexible production arrangements for alumina production in July 2020, which involves production capacity of approximately 0.8 million tonnes of alumina in Shanxi New Materials and approximately 1.0 million tonnes of alumina in Shanxi Huaxing. Since November 2020, part of the capacity on which flexible production was implemented has gradually resumed production. We may also increase our external purchases of alumina and primary aluminum for trading purposes to capitalize on fluctuating market prices and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases will reduce our utilization of certain production facilities, but may not result in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment.

If we fail to maintain optimal utilization rates and spread fixed costs over a high volume of output units, our gross and operating margins may be adversely affected.

We may be required to record impairment charges in the future.

If business conditions deteriorate, long lived assets need to be reviewed for possible impairment. Impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. In 2018, 2019 and 2020, we recorded impairment loss of property, plant and equipment of RMB46.5 million, RMB259.4 million and RMB416.8 million, respectively. In addition, we made (net) credit impairment of receivables of RMB 979 million in 2020. As affected by the asset impairment, the net profit attributable to the shareholders of the Company in the consolidated financial statement of the Company for 2020 decreased by RMB1,225 million. We cannot guarantee that we will not incur any impairment loss or our impairment loss will not increase in the future due to various reasons including, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base and material adverse changes in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

Cost of electricity is the principal production cost in our primary aluminum operations. Our average electricity cost per kWh (including tax) of our primary aluminum smelters remained relatively stable from 2019 to 2020. However, there is no assurance that the electricity costs will not increase in the future. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.

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

We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. Our average purchase price per unit tonne of thermal coal decreased by approximately 7.3% in 2020 from the level in 2019. However, there is no assurance that the coal prices will not increase or further fluctuate. If we are unable to pass on increases or otherwise significant fluctuations in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

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

In addition, we have invested in coal mining operations. Although revenues attributable to our energy segment accounted for only approximately 3.7% of our total revenues in 2020 (after elimination of inter-segment sales), we might still be affected by any change on the PRC thermal power industry, which have relied on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources,climate change and global environmental factors. In particular, pursuant to the environmental protection goal set in China’s 14th Five-Year Plan, the PRC government plans to continue to encourage the development of new energy sources from 2021 to 2025. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced. Such reduction in demand for coal could have a material adverse effect on the coal mining industry and, consequently, negatively affect our business, results of operations and financial condition.

We may not be able to continue competing successfully in the markets in which we operate.

In 2020, we supplied approximately 46.7% of our total production of alumina to our own smelters and sold substantially all of the remaining self-produced alumina and all of our self-produced primary aluminum to our domestic customers. Our alumina (with chemical alumina products included) and primary aluminum production represented approximately 23.1% and 9.9%, respectively, of total domestic production in China in 2020. We face competition from both domestic and international alumina and primary aluminum producers. Our principal competitors are major domestic refineries and smelters. These producers compete with our alumina and primary aluminum operations on the basis of product cost, quality and pricing. In addition, we face increasing competition from international alumina and primary aluminum suppliers as a result of the elimination of tariffs on imports of primary aluminum and alumina into China. See “Item 4. Information on the Company - B. Business Overview - Competition” for further details.

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

We have overseas projects from time to time. For example, in 2020, we completed the construction of the Boffa Project, a project for the construction and development of a bauxite mine located in Boffa, Guinea. Although the Boffa Project has been completed and put into production, due to uncertainties involved in the overseas projects, we cannot assure you that all of our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investment. For example, in April 2019, the Laos government cancelled the exploration rights of the bauxite mines held by Lao Service Mining Co., Ltd., in which we held 60% of the equity interest, as it had not continuously carried out related activities in the past years.

In addition, operations in the overseas markets may also expose us to a number of risks including expropriation and nationalization of our assets in foreign countries, civil unrest, acts of terrorism, war, or other armed conflict; shortages of construction equipment and materials; severe weather conditions; social security, public health and safety, labors and construction safety and similar issues; epidemic diseases and infectious diseases; natural disasters; inflation; currency fluctuations, devaluations and conversion restrictions; confiscatory taxation or other adverse tax policies, governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds, governmental activities that may result in the deprivation of contractual rights; lack of a well-developed legal system that makes it difficult to enforce our contractual rights; uncertainties in laws and policies; and governmental activities that may result in the inability to obtain or retain licenses required for operations.

Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices.

Historically, the price for bauxite, our most important raw material for alumina production, has been volatile. We obtain bauxite for our operations from our mines and external suppliers. See “Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Supply.” The extents to which we procure bauxite from each of these sources affect the security of our supply or cost of bauxite. The supply of bauxite could be affected by various factors, including geographic conditions of bauxite mines, government policies, market prices and competition, many of which are beyond our control. We rely on overseas suppliers to obtain a portion of bauxite we use for production. Indonesia used to be a major source of our imported bauxite. As a result of the ban imposed by the Indonesia Government on the exportation of unprocessed bauxite and nickel, since January 2014, we have not been able to export the bauxite produced by our bauxite mines in Indonesia for the use of our alumina refineries in China, and our operation of bauxite mining in Indonesia has been suspended since September 2014. See “Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina — Own Mines” for more details of our bauxite mines in Indonesia. If we exhaust our stockpiles or our procurement of bauxite from external suppliers are interrupted for any reasons, and cannot find an alternative source of bauxite at competitive prices, our financial condition, results of operations and profitability could be adversely affected.

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

Our operations require the reliable transportation of raw materials and supplies to our refining and smelting sites and finished products to our customers. Our alumina and primary aluminum products are mainly transported by rail and trucks. There is no assurance that we can always enjoy sufficient transportation capacity or we will not experience transportation interruption in the future. Furthermore, natural disasters, severe weather conditions and outbreak of epidemic diseases and infectious diseases may cause interruption to the transportation system, which could in turn affect the transportation of our products. Please refer to “- Our business may be materially and adversely affected by the COVID-19 pandemic” for further details of the impact of outbreak of COVID-19 on the transportation system. In addition, any changes in fuel prices or fuel supply may be unpredictable and beyond our control. There is no assurance that shortage of fuel will not occur in the future. Any surge in fuel prices or shortage of fuel supply may lead to increases in our operation and transportation costs. If we are unable to make timely deliveries due to logistical and transportation disruptions, or transfer the increased costs to our customers, our production, reputation and results of operations may be adversely affected.

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

Newly adopted rules regarding mining property disclosure may result in increased compliance costs for the Company and failure to fully comply with such rules may expose us to potential enforcement actions by the SEC.

On October 31, 2018, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the “New Mining Disclosure Rules”). These amendments became effective on February 25, 2019 and, following a two-year transition period, will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. We are not required to provide disclosure on our mineral properties under the New Mining Disclosure Rules until the fiscal year beginning on January 1, 2021.

Compliance with the New Mining Disclosure Rules may create uncertainties for companies such as ours. The new disclosure rules may be subject to varying interpretations in some cases due to their lack of specificity, which could result in continuing uncertainty regarding compliance matters and substantial costs associated with compliance. The Company cannot predict the nature of any future enforcement, interpretation, or application of the New Mining Disclosure Rules. Any further revisions to, or interpretations of, the New Mining Disclosure Rules could result in the Company incurring unforeseen costs associated with compliance. If we fail to comply with the New Mining Disclosure Rules, our reputation may be harmed, and we might be subject to investigation or penalties by the SEC. Any such enforcement action could adversely affect our financial results and the market price of our ADSs.

Our indebtedness could adversely affect our business, financial condition and results of operations.

We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2020, we had approximately RMB34,707.3 million in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB57,518.1 million in outstanding long and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). On March 23, 2021, subject to approval at our 2020 annual general meeting that is expected to be held in 2021, our Board approved to authorize (i) the issuance of debt financing instruments and bonds in the PRC with an aggregate outstanding balance of all bonds not exceeding RMB50 billion (including various issued domestic bonds), and (ii) the issuance of overseas bonds with an aggregate amount of not more than USD1 billion (or in other currencies with the equivalent amount), the term of which authorizations will commence on the date of approval at our 2020 annual general meeting and close upon the conclusion of our 2021 annual general meeting. Although we have been managing our debt and assets with the goal of maintaining our debt at an appropriate level, there is no assurance that such efforts would be successful or the level of our debt will be further decreased. Please see Note 19 and Note 44 to our audited consolidated financial statements for more detailed information about our borrowings and recent issuance of bonds and notes in 2021. This level of debt could have significant consequences on our operations, including:

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

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flows in the future or to refinance such debt. In 2020, we carried out capital preservation and appreciation businesses by using daily reserve fund for investments such as structural deposits. However, we cannot assure you that such capital preservation and appreciation businesses will be successful or profitable, or our business in general will generate sufficient cash flows from operations, to satisfy our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flows to meet such obligations, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek additional equity or debt financing. The sale of additional equity securities could result in dilution to our ADS holders. A shortage of financing could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

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

In addition to the Securities, in October 2018, November 2019 and December 2020, we issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.10% (the “2018 Perpetual Medium-term Notes”), RMB1,500 million perpetual medium-term notes with an initial distribution rate at 4.20% (the “2019 Perpetual Medium-term Notes”) and RMB1,000 million perpetual medium-term notes with an initial distribution rate at 4.45% (the “2020 Perpetual Medium-term Notes”), respectively, in China. Pursuant to the terms of the 2018 Perpetual Medium-term Notes, the 2019 Perpetual Medium-term Notes and the 2020 Perpetual Medium-term Notes, while any coupon distribution payments are unpaid or deferred, our Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of our headquarters. Therefore, our ability to pay dividends in respect of our ordinary shares and the ADSs may be limited under certain circumstances.

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

As of December 31, 2020, our largest shareholder, Chinalco, directly owned 29.67% of our issued share capital and indirectly owned an additional 2.49% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

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

Given the magnitude, complexity and continuous amendments to these laws and regulations, compliance therewith may be onerous or may involve substantial financial and other resources to establish efficient compliance and monitoring systems. The liabilities, costs, obligations and requirements associated with these laws and regulations may therefore be substantial and may delay the commencement of, or cause interruptions to, our operations. Non-compliance with the relevant laws and regulations applicable to our operations may even result in substantial penalties or fines, suspension or revocation of our relevant licenses or permits, termination of government contracts or suspension of our operations. For example, relevant supervision authorities released a public notification of the dust, noise, relocation and other issues of Baotou Aluminum in 2020. In response to this notification, the Company and Baotou Aluminum attached great importance to the issues involved, analyzed the issues, and communicated with local governments and local residents proactively. As of the end of 2020, a majority of the issues involved have been rectified, dust and noise pollution have been effectively controlled, and the relocation of residents has been progressing smoothly under the organization of the local government. However, as the environmental protection standards and requirements may be further enhanced, we cannot assure you that the similar events would not occur in the future, if such incidents were to occur, it could impact our operating results, financial condition and reputation, all of which could adversely affect our profitability and ability to retain existing customers and to attract new customers.

In addition, the environmental laws and regulations in the PRC and other jurisdictions in which we operate continue to evolve. As a result, we may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations becomes more rigorous. For instance, in April 2020, the Law on Prevention and Control of Environmental Pollution Caused by Solid Waste was amended to impose stricter liabilities on enterprises that produce solid waste. As we generate solid waste during our production process, we may incur higher costs to comply with the requirements under the amended law. Since 2017, the PRC government has carried out regulations and comprehensive campaigns to control air pollution in response to the poor air quality in autumn and winter in Beijing, Tianjin, Hebei and their surrounding areas and the Fenhe and Weihe plain, pursuant to which we may reduce output of our relevant plants from time to time. Further, our overseas expansion projects are subject to foreign environmental laws and regulations. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may materially and adversely affect our business operations.

We are subject to administrative policies and orders relating to China’s energy-saving and emission reduction requirements that could adversely affect our production.

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments. The MIIT issued the Standard Conditions for Aluminum Industry on July 18, 2013 and updated it on February 28, 2020, which set forth various standards for existing enterprises, including but not limited to standards for environmental protection, energy consumption, and utilization of resources. We cannot assure you that the relevant government authorities will not issue more stringent standards or rules, which may require us to incur additional costs or expenses to comply with these standards or rules, and our existing production may be delayed for facility upgrading or suspended before full compliance with these standards or rules. The occurrence of any of the foregoing could have an adverse effect on our business, results of operations and financial condition.

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

We have not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants and daily operations management. As of December 31, 2020, the book value of our properties with defective titles is RMB7,616 million, which represents approximately 3.65% of our total asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2020, the book value of these land parcels is RMB1,109 million, representing approximately 0.57% of our total asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.

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

We face counterparty risks.

While we generally sell goods and provide services to reputable customers and evaluate the customers’ credit in accordance with our internal risk management criteria, such as their credit history and likelihood of default, we have limited access to information about our customers, and we may encounter difficulties in the collection of receivables in certain countries that we have less experience in our dealings. Therefore, we cannot guarantee that all of our customers will fully perform their obligations under their respective contracts with us, and the deterioration of any customers’ credit or payment conditions may result in those customers defaulting on their contractual obligations, which could materially and adversely affect our business, financial condition and results of operations. In addition, disputes with governmental entities and other public organizations could potentially lead to contract termination if these remain unresolved or it may take a considerably longer period of time to resolve the disputes with counterparties in the private sector, and payments from these entities and organizations may be delayed as a result.

We face risks related to our derivative instruments.

From time to time, we may utilize derivative instruments to minimize our exposure to fluctuations in the price of primary aluminum and other products. We primarily use futures contracts and option contracts traded on the SHFE and LME to hedge against fluctuations in the price of primary aluminum. All of our future contracts and option contracts are held for hedging purpose. As of December 31, 2020, the fair value of the outstanding futures contracts recognized in financial assets and financial liabilities amounted to RMB17 million and RMB27 million, respectively. We did not have any option contracts as of the same date. In the process of hedging with futures and options, we cannot assure you that we will not incur any loss, which may have an adverse effect on our financial condition and results of operations.

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

During the past few years, we generated marginal revenue from exports of certain chemical alumina products and aluminum fabrication products and also from time to time from exports of certain non-ferrous metals and minerals products to foreign jurisdictions. In 2020, we only engaged in the export of certain chemical alumina products and aluminum fabrication products to foreign countries including, among others, South Korea, Japan, countries in Southeast Asia, Mexico and Germany and revenue generated from such export accounted for less than 1% of our total revenues in 2020. Such foreign jurisdictions and other countries may take restrictive measures, including, among others, imposition of tariffs, anti-dumping duties and other non-tariff barriers, to protect their own markets. The sales of our product in overseas markets may be adversely affected by increases in or new impositions of anti-dumping duties, countervailing duties, quotas or tariffs imposed on our exports. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets could adversely affect the exports to these regions in the future. For example, since 2018, the U.S. government has imposed tariffs and other trade barriers on products imported from China, which elicited retaliatory tariff increases by the PRC government on the U.S. products. Since October 1, 2018, the U.S. government had imposed a 10% tariff on various aluminum products imported from China, including chemical alumina products. Starting from May 2019, this tariff rate was increased to 25%. In 2020, we exported approximately 10,000 tonnes of chemical alumina products to the United States, the revenue generated from which represented less than 0.1% of our total revenues in 2020. Other than exports of chemical alumina products, we did not have any other exports to the United States in 2020. There is no assurance that such export volume of chemical alumina products will not further decrease in the future. In addition, such trade frictions and tariffs involved, as well as the sluggish global economy in 2020 and early 2021 in general, may decrease China’s aluminum export to the United States and other countries and reduce global aluminum consumption, which could in turn has a material adverse effect on the demand of our products as well as our business, financial condition and results of operations. On January 15, 2020, the PRC government and the U.S. government entered into the U.S.-China Phase One trade deal agreement. Since then, the PRC government and the U.S. government have granted tariff exemptions on certain goods. However, it is not yet clear what further actions the U.S. government and the PRC government may take. There is no assurance that a broader trade agreement would be successfully negotiated between the U.S. and China, or no additional tariffs or other trade barriers would be imposed. If there is any escalation in trade frictions, we cannot assure you whether such development would not have a material adverse effect on the business environment in general, global economic conditions and the stability of global financial markets. Any of these factors affected by the developments in trade barriers could in turn have a material adverse effect on our business, financial condition and results of operations.

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

As most of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

•                  The PRC government continues to shape the structure and development of the aluminum industry through industry guidelines for energy conservation, safety, environmental protection and quality. The central and local PRC government will give more support to entities that meet the standards in such industry guidelines. If the PRC government changes its current industry guidelines or the interpretation of those industry guidelines, we may face pressure on profit margins and constraints on our ability to expand our business operations.

•                  Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008, coupled with the on-going structural adjustment of the PRC economy in the past few years, has led to a marked slowdown in the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.1% in 2019. Furthermore, the outbreak and global spread of the COVID-19 in 2020 adversely affect global and China’s economy and financial market in general. As a result, the GDP growth rate of China was 2.3% in 2020 as compared to 2019. Please refer to “- Our business may be materially and adversely affected by the COVID-19 pandemic” for further details of the impact of the outbreak of COVID-19. A slowdown or decline in the PRC economy could reduce business activities and demand for our products. In addition, the PRC government exercises control over China’s economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

•                  We are subject to reviews and inspections by various governmental authorities and regulatory agencies. These reviews and inspections could cover a broad range of aspects in relation to our business and operations, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. We cannot predict the impact of any findings of these reviews and inspections to be carried out by governmental authorities and regulatory agencies in the future, and we cannot assure you that the outcome of any such reviews and inspections would not have a material adverse effect on our business, financial condition, results of operations and prospects.

•                  In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Since then the exchange rate between the U.S. dollar and Renminbi has fluctuated and become increasingly unpredictable following the global financial crisis in 2008. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar to 1%, pushing through a crucial reform that further liberalizes its financial markets. The PBOC further allows the Renminbi trading band against the U.S. dollar to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. In August 2015, the PBOC announced that the daily central parity quotes the market-makers reported to the China Foreign Exchange Trade System operated by the PBOC before the market opens should be based on the closing rate of the inter-bank foreign exchange rate market on the previous day, supply and demand in the market, and price movement of major currencies, effective on August 11, 2015. In recent years, the Renminbi has fluctuated against the U.S. dollar, at times significantly. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any appreciation or depreciation of the Renminbi will affect the value of our U.S. dollar-denominated borrowings and overseas investments, the prices of our export sales denominated in foreign currencies and the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.

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

The audit reports included in this annual report are prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board is unable to inspect auditors who are located in China. In addition, legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. The potential delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On November 4, 2019, the SEC announced that SEC and PCAOB had dialogue with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with “Big Four” accounting firms on audit quality in China, highlighting that PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China on a comparable basis to other non-U.S. jurisdictions. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. As a result, investors may be deprived of the benefits of PCAOB’s inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws, in particular PRC laws, on June 4, 2020, the President of the United States issued a memorandum ordering the President’s Working Group on Financial Markets, or the President’s Working Group, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, the President’s Working Group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, with respect to companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s Working Group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, giving the PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the President’s Working Group, and that the SEC was soliciting public comment and information with respect to the development of these proposals. Any resulting actions, proceedings or new rules from these recommendations could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our Company, and may have a material and adverse impact on the trading of the securities of such issuers, including our ADSs.

Furthermore, on December 18, 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosure in their SEC filings that cover a “non-inspection” year after the HFCA Act becomes effective. In addition, if the auditor of a U.S.-listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of these issuers from being traded on a U.S. national securities exchange, such as the New York Stock Exchange, on OTC markets in the United States or through any other method within the SEC’s jurisdiction to regulate. While we understand that there has been dialogue among the China Securities Regulatory Commission, or the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or we will be able to comply with requirements imposed by U.S. regulators. The HFCA Act requires the SEC to issue implementation rules with regard to these requirements within 90 days after the enactment of the HFCA Act. On March 24, 2021, the SEC issued the Interim Final Rule on HFCA Act Disclosure dated March 18, 2021 and requested for comments until May 5, 2021. The Interim Final Rule would add Item 16I (Disclosure Regarding Foreign Jurisdictions that Prevent Inspections) in Form 20-F, which requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. A foreign issuer will not be required to comply with Item 16I in Form 20-F until the SEC has identified it as having a non-inspection year under a process to be subsequently established by the SEC with appropriate notice. Once identified, a foreign issuer will be required to comply with Item 16I in Form 20-F in its annual report for each fiscal year in which it is identified. The SEC plans to separately address implementation of the trading prohibitions in the HFCA Act in a future notice and comment process. As of the date of this annual report, we have not been identified by the SEC as having a non-inspection year. However, we cannot assure you that we will not be identified as such in the future.

As a result of the enactment of the HFCA Act, our ADSs may be prohibited from being traded on the NYSE, other U.S. national securities exchanges or U.S. OTC markets or through any other method within the SEC’s jurisdiction to regulate if our auditor is not inspected by the PCAOB for any three consecutive years from 2021, which would effectively terminate the trading of our ADSs in the United States. This could result in our ADSs being delisted from the NYSE. Holders of our ADSs may convert the ADSs into our ordinary shares listed on the Hong Kong Stock Exchange but will incur costs in order to do so. See “Item 12. Description of Securities Other than Equity Securities.” for further information. The value and liquidity of our ADSs may therefore be materially and adversely affected.

Proceedings instituted by the SEC against five PRC-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

Our A Shares have been listed on the Shanghai Stock Exchange since April 2007. Our H Shares and our ADSs, currently each representing 25 H Shares, have been listed on the Hong Kong Stock Exchange and New York Stock Exchange, respectively, since December 2001.

We are a vertically integrated aluminum producer with operations in bauxite and coal mining, alumina refining and primary aluminum smelting. We also produce ancillary products and services derived from or related to our aluminum operations. In addition, we are engaged in trading and logistics of alumina, primary aluminum, other non-ferrous metal products, coal products and raw and ancillary materials in bulk domestically and internationally. Since 2013, we have expanded our operations into power generation. See “— B. Business Overview” for more details.

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include six subsidiaries mainly engaged in bauxite mining; two integrated alumina and primary aluminum production plant; nine stand-alone alumina refineries; seven stand-alone primary aluminum smelters; one stand-alone secondary aluminum producer; four stand-alone carbon production plants; one integrated power generation company with coal mining operations and one institute providing research and development services. All of our principal alumina and primary aluminum production facilities are operated in accordance with ISO14001 standards.

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

On May 13, 2013, we submitted the tender notice to CBEX to dispose of the equity interest we held in eight aluminum fabrication enterprises, including Henan Aluminum, Chalco Southwest Aluminum, Chalco Southwest Aluminum Cold Rolling, Huaxi Aluminum, Qingdao Light Metal, Chalco Ruimin, Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. and Guizhou Chalco Aluminum Co., Ltd. (collectively, “Aluminum Fabrication Interests”) through open tender. Chinalco participated in and won the bid for the Aluminum Fabrication Interests on June 7, 2013. We entered into an agreement (the “Aluminum Fabrication Interests Transfer Agreement”) with Chinalco on June 9, 2013 for the disposal of Aluminum Fabrication Interests for a consideration of RMB3,242.2 million. Such consideration was the initial bidding price, which was determined with reference to the appraised value of the Aluminum Fabrication Interests. Pursuant to the Aluminum Fabrication Interests Transfer Agreement, Chinalco agreed to pay the consideration in cash in two installments, namely, 30% of the consideration to be paid within five business days after the effective date of the agreement and 70% of the consideration to be paid by June 30, 2014. Chinalco must pay interest for the second installment for the period starting from the date immediately after the effective date until the payment date at the one-year lending rate set by the PBOC. The disposal was approved at the 2012 annual general meeting held on June 27, 2013 and we completed the disposal on June 27, 2013. Chinalco paid the consideration in full by June 2014.

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

We decided to dispose of the assets of the alumina production line of Guizhou branch because the district in which they were located had been changed from an industrial district to a commercial district based on the local urban plan, which would significantly increase Guizhou branch’s environmental compliance costs. We built a new alumina refinery, Guizhou Huajin, in an area relatively close to major bauxite and coal mines in Guizhou Province, which commenced production with an annual capacity of 1.6 million tonnes of alumina in 2015.

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

On October 27, 2015, our Company issued RMB2,000 million perpetual medium-term notes at an initial distribution rate of 5.50% (the “2015 Perpetual Medium-term Notes”). The proceeds from the issuance were RMB2,000 million and were used for repayments of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes are paid annually in arrears from October 29, 2015 and may be deferred at the discretion of our Company. The 2015 Perpetual Medium-term Notes have no fixed maturity and are callable only at our option on October 29, 2020 or any coupon distribution date after October 29, 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 per cent, (b) the China Treasury Rate, and (c) a margin of 300 Bps every five years after October 29, 2020. While any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company. We repaid the principal amounts together with any accrued, unpaid or deferred coupon distribution payments of the 2015 Perpetual Medium-term Notes on October 29, 2020.

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

On December 2, 2020, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 4.45% (the “2020 Perpetual Medium-term Notes”). The proceeds from the issuance of the 2020 Perpetual Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.45% per annum on the 2020 Perpetual Medium-term Notes have been made annually in arrears from December 2, 2020 and may be deferred at the discretion of the Company. The 2020 Perpetual Medium-term Notes have no fixed maturity date and are callable only at our option on December 3, 2022 or any coupon distribution date after December 3, 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.42 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every two years after December 3, 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

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

Development of Gold Leasing Financing

On May 30, 2016, the Board resolved to develop gold leasing business to financing working capital. From 2016 to 2019, we have entered into several agreements with Bank of Communications Co., Ltd., China Everbright Bank and Agriculture Bank of China to finance working capital via gold leasing. We repaid the remaining gold leasing financing and did not enter into any new gold leasing agreement in 2020.

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

The Industry Fund would provide funding for the construction of our major projects, replenish our working capital and support our structural adjustment, transformation and upgrade. As of December 31, 2020, the Industry Fund made debt investments in certain of our subsidiaries and joint ventures with a total amount of RMB2,880 million, of which we had contributed RMB950.4 million.

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

Subsequently, on January 31, 2018, we entered into equity acquisition agreements (the “Further Agreements”) with the Restructuring Investors. Pursuant to the Further Agreements, we have agreed to acquire all the equity interest held by the Restructuring Investors in the Target Subsidiaries with consideration in the form of A Shares of the Company to be issued to the Restructuring Investors (the “Proposed Issuance”). The number of A Shares in issue pursuant to the Proposed Issuance would equal the appraised value of equity interest held by Restructuring Investors in Target Subsidiaries as of December 31, 2017 determined by China United Assets Appraisal divided by the issue price. The aforementioned appraised value might be subject to further adjustment by competent PRC authorities upon filing of the valuation report by China United Assets Appraisal. The issue price has been set at RMB6.00 per A Share with reference to 90% of the average trading price of our A Shares during the last 60 trading days prior to January 31, 2018 (i.e., the last 60 trading days prior to the suspension of trading of our A Shares) in accordance with rules and regulations of the PRC applicable to transaction of this kind. The appraised value, subject to further adjustment, was RMB12.7 billion and therefore we would issue to the Restructuring Investors approximately 2.1 billion A Shares in aggregate, representing approximately 14.2% of the total issued share capital of the Company as of January 31, 2018 and approximately 12.4% of the enlarged total issued share capital of the Company upon completion of the Proposed Issuance. On July 30, 2018, we entered supplemental equity acquisition agreements with the Restructuring Investors, amending, among others, the final consideration of the proposed acquisition and the number of the consideration shares to be issued from approximately RMB12,703.7 million and approximately 2,117,280,800 to approximately RMB12,713.2 million and 2,118,874,715, respectively. The Proposed Issuance was approved by our shareholders, the SASAC and the CSRC in 2018. In February 2019, all equity interests of Target Subsidiaries held by the Restructuring Investors were transferred to us, which resulted in us holding 100% equity interests of all Target Subsidiaries. On February 25, 2019, we issued an aggregate of 2,118,874,715 A Shares to the Restructuring Investors and our total share capital increased from 14,903,798,236 shares to 17,022,672,951 shares. The shares issued to the Restructuring Investors could be traded on the Shanghai Stock Exchange since February 26, 2020 after the expiry of the 12 month lock-up period.

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

Based on our preliminary research and analysis and after taking into account various factors, including but not limited to (i) the bauxite reserve and the minable quantity in the mining area of the Boffa Project; (ii) the advancement and effectiveness of the existing development technologies; (iii) labor cost, transportation expense and other development costs and other factors, the total investment of the Boffa Project is estimated to be approximately US$706 million, subject to adjustment pursuant to the actual needs, which will be mainly allocated in the construction of mines, ports and lightering system and is expected to be funded through capital investment together with shareholders’ loans or bank loans. According to our preliminary design plan, the total investment for the construction of mines is estimated to be approximately RMB3,088 million. The Boffa Project was completed and put into operation in April 2020, by which an aggregate of RMB2,770 million of capital expenditure had been incurred for the Boffa Project.

In accordance with the Mining Convention, a mining company (the “Mining Company”) and a port company (the “Port Company”) are established to act as the main operating bodies for mines construction and ports construction, respectively. In accordance with the Mining Convention, we own 85% and 95% equity interests in the Mining Company and the Port Company, respectively, while the Guinean government and its wholly-owned companies collectively own 15% and 5% equity interests in the Mining Company and the Port Company, respectively. Pursuant to the Mining Convention, Chalco Hong Kong shall grant the Guinean government and/or its wholly-owned companies an option to obtain additional equity interests in the Mining Company and grant Societe Guineenne de Patrimoine Minier, a company wholly owned by the Guinean government, an option to obtain additional equity interests in the Port Company (together, the “Options”). If the Options are exercised in full, our equity interests in the Mining Company and Ports Company will reduce to 65% and 90%, respectively. As of December 31, 2020, the Options had not been exercised.

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

The Boffa Project commenced construction in September 2018 with an expected annual bauxite output capacity of 12 million tonnes. The project was completed and put into operation in April 2020. By the end of 2020, we extracted approximately 8.06 million tonnes of bauxite from the Boffa mine.

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

Transfer of Primary Aluminum Capacity Quota of Shanxi Huasheng

On May 28, 2019, Shanxi Huasheng and Yixin Aluminum entered into a transfer agreement, pursuant to which Shanxi Huasheng agreed to sell to Yixin Aluminum the primary aluminum capacity quota of 190,000 tonnes at a total transfer consideration of RMB950 million and a transfer price of RMB5,000 per tonne. With the adjusted number of annual capacity quota finally determined by relevant PRC authority, we completed the transfer of the primary aluminum capacity quota of 170,000 tonnes to Yixin Aluminum with the total transfer consideration of RMB850 million in June 2019. We expect this transfer would help to reverse Shanxi Huasheng’s losses, achieve its transformation and upgrading, and optimize our industrial layout and asset structure.

Proposed Issuance of H Shares

On June 23, 2020, our shareholders at the 2019 annual general meeting passed a special resolution, which will remain valid until the earliest of (i) the conclusion of our next annual general meeting, (ii) the expiration of 12 months following the date of passing the resolution, or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue additional H Shares up to 20% of the number of H Shares in issue as of the resolution date. Our Board has been authorized to determine the use of the proceeds. The proposed issuance is subject to all the necessary approval by the CSRC and/or other relevant PRC government authorities.

Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets

On August 27, 2019, we entered into a capital contribution agreement with China Rare Metals and Rare Earths Company Ltd., a subsidiary of Chinalco, pursuant to which we agreed to make a capital contribution of RMB352,848,100 to China Rare Metals and Rare Earths Company Ltd. with our gallium assets, which contribution was made in full in August 2019. Upon completion of the transaction, the shareholding proportion we hold in China Rare Metals and Rare Earths Company Ltd. will be increased from 14.62% to 23.94%, and the registered capital of China Rare Metals and Rare Earths Company Ltd. will be increased from RMB1,360,000,000 to RMB1,526,750,900. We expect this transaction will help us revitalize gallium assets irrelevant to our principal businesses and increase investment returns by leveraging on China Rare Metals and Rare Earths Company Ltd.’s industrial advantages.

Capital Contribution to Yixin Aluminum

On December 10, 2019, we entered into a capital contribution agreement with Yixin Aluminum and its shareholders, pursuant to which we agreed to make a capital contribution of RMB850 million in cash to Yixin Aluminum, which we paid in full in December 2019. Upon completion of the transaction, we held 38.90% equity interests of Yixin Aluminum. We expect this capital contribution to facilitate us in participating in the green development layout on the integration of hydropower and aluminum in Yunnan Province and obtaining competitive assets for our principal business.

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

On December 23, 2020 and March 16, 2021, we entered into a conditional shares subscription agreement and a supplemental agreement with Yunnan Aluminum, respectively, pursuant to which we agreed to subscribe for A shares of Yunnan Aluminum to be issued through non-public offering with the total subscription amount ranging from RMB200 million to RMB320 million. Upon completion of this subscription, Yunnan Aluminum will not become a subsidiary of the Company.

B.                                    Business Overview

Our Principal Products

We are a leading enterprise in the non-ferrous metal industry in China. In terms of comprehensive scale, we ranked among the top enterprises in the global aluminum industry. We have benefited from the development of the PRC aluminum market, the world’s largest aluminum market. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell chemical alumina products (alumina hydrate and alumina-based industrial chemical products) and carbon products (carbon anodes and cathodes). We are also engaged in the trading and logistics of alumina, primary aluminum, other non-ferrous metal products, coal products and raw and ancillary materials in bulk manufactured by us or sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, trading segment, energy segment, and corporate and other operating segment accounted for approximately 7.0%, 21.7%, 67.4%, 3.7% and 0.2%, respectively, of our total revenues in 2020.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as chemical alumina. Alumina accounted for approximately 78.7% of our total production volume for this segment in 2020. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we used to produce gallium as a by-product, which is a rare, high value metal with applications in the electronics and telecommunication industries. In August 2019, we made a capital contribution with all of our gallium assets to China Rare Metals and Rare Earths Company Ltd. and are currently not engaged in any gallium production. See “- A. History and Development of the Company - Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets” for details.

Our primary aluminum segment includes the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 24.8%, 36.1% and 39.1%, respectively, of our total production volume of primary aluminum in 2020. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

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

Our energy segment includes the research and development, production and operation of energy products, including coal mining and conventional coal-fire power generation as well as renewable energy generation such as wind power and solar power. We are also engaged in new energy equipment production. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs. In 2020, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers. Ningxia Energy supplied the electricity it generated mainly to the state grid in China.

Our corporate and other operating segment mainly includes corporate and other aluminum-related research, development, and our other activities.

Our Production Capacity

As of December 31, 2020, our annual alumina production capacity and primary aluminum production capacity was approximately 20.86 million tonnes and 4.46 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:

	As of December 31, 2020
Plant	Alumina	Primary Aluminum
	(in thousand tonnes)(1)
Guangxi branch	2,210	—
Zhongzhou Aluminum	3,050	—
Qinghai branch	—	420
Guangxi Huasheng	2,000	—
Chalco Mining	2,410	—
Chalco Shandong	2,270	—
Shanxi New Material	2,600	424
Chongqing branch	800	—
Lanzhou Aluminum	—	450
Zunyi Aluminum	1,000	375
Shandong Huayu	—	65
Baotou Aluminum(2)	—	1,340
Zhengzhou Institute	20	—
Liancheng branch	—	550
Guizhou Huajin	1,600	—
Xinghua Technology	900	—
Shanxi Huaxing	2,000	—
Guizhou Huaren	—	400
Shanxi Zhongrun	—	432
Total	20,860	4,456

(1)                     Production capacity is calculated based on designed capacity, which takes into account various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)                     Including the primary aluminum production capacity of Inner Mongolia Huayun, a subsidiary of Baotou Aluminum.

In 2020, we produced approximately 14.53 million tonnes of alumina (excluding chemical alumina products), 3.94 million tonnes of chemical alumina products and 3.69 million tonnes of primary aluminum. Our production of alumina (with chemical alumina products included) and primary aluminum represented approximately 23.1% and 9.9%, respectively, of the total output of alumina (with chemical alumina products included) and primary aluminum in China in 2020.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

	Year Ended December 31,
Production Volume by Product	2018	2019	2020
	(in thousand tonnes, except Gallium)
Alumina segment
Alumina	13,510	13,803	14,526
Chemical alumina products	3,240	3,802	3,942
Gallium (in tonnes)(1)	136	98	—
Primary aluminum segment
Primary aluminum(2)	4,166	3,788	3,695
Carbon	2,010	1,472	1,840

(1)                     In August 2019, the Company made a capital contribution with its gallium assets to China Rare Metals and Rare Earths Company Ltd. and is not engaged in gallium production in 2020.

(2)                     Including ingots, molten aluminum and aluminum alloys.

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

Production Facilities

Alumina

We currently operate eleven alumina refineries and one research institute with a total designed annual production capacity of approximately 20.86 million tonnes as of December 31, 2020. Two of our refineries are integrated with primary aluminum smelters. In 2020, we produced approximately 14.53 million tonnes of alumina and approximately 3.94 million tonnes of chemical alumina products. The overall utilization rate for our refineries was 86% as of December 31, 2020.

In 2020, we supplied approximately 6.79 million tonnes, or 46.7%, of our total production of alumina to our own smelters and sold substantially all of the remaining alumina to other domestic customers. All of the chemical alumina products that we produced in 2020 were sold by alumina refineries directly to external customers or internally to Chalco Trading Group for subsequent external trading.

The following table sets forth the annual production capacity, output of alumina and chemical alumina products, utilization rate and production process applied in each of our alumina refineries and our Zhengzhou Institute:

	As of December 31, 2020		For the Year Ended December 31, 2020
	Annual Production Capacity(1)	Utilization Rate(2)	Alumina Production Output	Chemical Alumina Products Output	Production Process
	(in thousand tonnes, except percentages)
Shanxi New Material	2,600	100%	1,793	96	Bayer-sintering
Chalco Mining	2,410	74%	1,320	35	Bayer-sintering
Chalco Shandong	2,270	100%	1,648	2,594	Sintering and Bayer
Zhongzhou Aluminum	3,050	84%	2,081	940	Sintering and Bayer
Guangxi branch	2,210	100%	2,353	196	Bayer
Zunyi Aluminum	1,000	100%	1,143	9	Bayer
Chongqing branch(3)	800	—	—	—	Bayer-sintering
Zhengzhou Institute(4)	20	—	—	66	Bayer
Guizhou Huajin	1,600	100%	1,631	—	Bayer
Xinghua Technology	900	100%	864	7	Bayer
Shanxi Huaxing	2,000	50%	1,342	—	Bayer
Guangxi Huasheng	2,000	100%	352	—	Bayer
Total	20,860	86%	14,526	3,942.44

(1)                     Production capacity is calculated based on designed capacity, which takes into account various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)                     Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.

(3)                     In 2018, we leased the alumina production facilities of our Chongqing branch to a third party.

(4)                     The chemical alumina products produced at our Zhengzhou Institute are sold commercially and such sales are included in our total revenues.

Primary Aluminum

We operate nine primary aluminum smelters in China. Our smelters had an aggregate annual production capacity of approximately 4.46 million tonnes as of December 31, 2020.

In 2020, we produced approximately 3.69 million tonnes of primary aluminum and the average utilization rate for our smelters was 86% as of December 31, 2020. The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters:

	As of December 31, 2020		For the Year Ended December 31, 2020
Plant	Annual Production Capacity(1)	Utilization Rate(2)	Aluminum Output(3)	Smelting Equipment
	(in thousand tonnes, except percentages)
Baotou Aluminum(4)	1,340	99%	1,249	200Ka, 240Ka, 400Ka and 500Ka pre-bake
Lanzhou Aluminum	450	99%	408	200Ka and 350Ka pre-bake
Qinghai branch	420	99%	403	180Ka and 210Ka pre-bake
Shandong Huayu(5)	65	0%	—	240Ka pre-bake
Shanxi New Material	424	66%	308	300Ka pre-bake

	As of December 31, 2020		For the Year Ended December 31, 2020
Plant	Annual Production Capacity(1)	Utilization Rate(2)	Aluminum Output(3)	Smelting Equipment
	(in thousand tonnes, except percentages)
Zunyi Aluminum	375	100%	402	200Ka and 400Ka pre-bake
Liancheng branch	550	28%	153	200Ka and 500Ka pre-bake
Guizhou Huaren	400	99%	486	500Ka
Shanxi Zhongrun	432	100%	285	500Ka
Total	4,456	86%	3,695

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

(5)                     Shandong Huayu halted its primary aluminum production in 2019. See “- Principal Facilities — Shandong Huayu” for details.

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

Rock Formation and Mineralization. Except for our Guangxi Pingguo mine which is an accumulation deposit due to original erosion, the bauxite deposits of our mines in China usually have similar stratigraphic sequences. Primary bauxite deposit, as a type of sedimentary boehmite (Al2O3.H2O) of the Carboniferous or Permian age, is contained in clay rock, limestone or coal seams. A zonary red shale is usually located at the bottom of the bauxite and the red seam distributes over the irregular “karst-type” erosion face on the top of Ordovician limestone. Aluminum deposits in northern China are usually covered with a very thick Quaternary weathering.

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

Supply. To support the growth of our alumina production, we continuously seek opportunities to streamline and optimize our bauxite procurement. Except for Chalco Shandong, all of our refineries are located in the four provinces where over 90% of China’s potentially mineable bauxite has been found. We generally source our domestic bauxite from mines close to our refineries to control transportation costs. Historically, we have procured our bauxite supply principally from three sources:

•                  our own bauxite mining operations, which include the mining operations of the Boffa mine in Guinea since 2020;

•                  jointly-operated mines; and

•                  other suppliers, which principally include small independent mines in China and international suppliers.

On average, our refineries consumed approximately 2.4 tonnes of bauxite to produce one tonne of alumina in 2020. Our mines supplied approximately 20.50 million tonnes of bauxite to our refineries in 2020. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements. In 2020, bauxite secured from other suppliers accounted for approximately 53.6% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our mines.

The following table sets forth the volumes and percentages of bauxite supplied by our mines and other suppliers for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply
		%		%		%
	(in thousand tonnes, except percentages)
Own mines(1)	15,498.0	43.6	14,791.2	37.6	20,498.3	46.4
Other suppliers	20,043.6	56.4	24,499.9	62.4	23,723.2	53.6
Total	35,541.6	100.0	39,291.1	100.0	44,221.5	100.0

(1)                     Including the bauxite supplied by the Boffa mine in Guinea since 2020.

Own Mines. As of December 31, 2020, we owned and operated 14 mines in China that had approximately 193 million tonnes of aggregate bauxite reserves and we continue to explore new bauxite reserves to replenish our reserves. We had exploration rights to the bauxite mines in Laos through Lao Service Mining Co., Ltd., in which we held 60% of the equity interest. In April 2019, the Laos government cancelled the exploration rights held by Lao Service Mining Co., Ltd. as it had not continuously carried out related activities in the past years. We also hold the requisite mining permit for all the three bauxite mines in West Kalimantan, Indonesia through our 96.28% owned subsidiary, PT Nusapati Prima. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We have suspended our bauxite mining in Indonesia since September 2014 due to restraints on export of bauxite imposed by the Indonesian government. Since 2017, the Indonesian government has issued, and amended from time to time, relevant rules pursuant to which export of bauxite may be allowed upon satisfaction of certain requirements. We have been actively exploring the possibility of meeting these requirements. In addition, we own a bauxite mine in Guinea, and have the mining permit, through Chalco Guinea Company S.A., in which we indirectly held 85% of the equity interest.

For the years ended December 31, 2018, 2019 and 2020, we extracted approximately 17.3 million tonnes, 14.4 million tonnes and 17.2 million tonnes, respectively, of bauxite from our domestic mines. In addition, in 2020, we extracted approximately 8.06 million tonnes of bauxite from the Boffa mine. The increase in the volume of bauxite extracted from our domestic mines in 2020 was primarily because our Company continued to work on the restoration of the mine environment and the improvement of environmental protection facilities of the mines and the government encouraged the resumption of production, which led to the stable mine production in 2020. Our reported bauxite reserves for our mines in China do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to average historical prices for bauxite or aluminum for the years ended December 31, 2018, 2019 and 2020, or the three year historical contracted prices for such commodities. However, we do not use the three year historical bauxite or aluminum price to determine bauxite reserves, nor did we utilize any currency conversion factors or pricing related mechanisms. Instead, the primary criteria are the specifications required by our alumina refineries, as well as certain modifying factors that are dependent on reserve quality.

The following table sets forth information for our mines as of December 31, 2020:

Mine	Location	Nature of ownership	Mining method	Permit Renewal(1)	Present Condition/ Current Stage of Exploration	Bauxite Production (in thousand tonnes)
Pingguo mine	Guangxi Zhuang Autonomous Region, China	100% owned and operated by Chalco	Open pit	March 2024 - April 2036	Partly developed and operational	5,807
Guizhou mine(2)	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	October 2024- December 2038	Partly developed and operational	2,001
Zunyi mine	Guizhou Province, China	100% owned and operated by Chalco	Open pit/underground	May 2021 - December 2030	Partly developed and operational	1,003
Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	May 2023 - September 2031	Partly developed and operational	499
Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco	Open pit/underground	September 2017(3) - July 2035	Partly developed and operational	1,523
Sanmengxia area business department(4)	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	December 2020(3) - October 2031	Partly developed and operational	401
Luoyang area business department(4)	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	March 2021(3) - October 2031	Partly developed and operational	754
Zhengzhou area business department(4)	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	April 2020(3) - October 2031	Partly developed and operational	855
Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco	Underground	November 2021 - April 2027	Fully developed and operational	507
Xuping mine(4)	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	May 2019(3) - October 2024	Partly developed and operational	277
Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco	Open pit/underground	September 2018(3) - October 2024	Partly developed and operational	388
Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco	Open pit	September 2031 - May 2036	Partly developed and operational	426
Nanchuan mine	Chongqing Municipality, China	100% owned and operated by Chalco	Underground	December 2022 - November 2026	Suspended production	—
Huaxing mine	Shanxi Province, China	100% owned and operated by Chalco	Underground	September 2020(3) - August 2022	Fully developed and operational	2,768
Boffa bauxite mine	Boffa, Guinea	Owned and operated by Chalco Guinea Company S.A., an 85% subsidiary of Chalco	Open pit	July 2033	Operational	8,062
PT ALUSENTOSA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	—
PT KALMIN	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	December 2027	Suspended production	—
PT VISITAMA	West Kalimantan, Indonesia	Owned and operated by PT Nusapati Prima, a 96.28% subsidiary of Chalco	Open pit	November 2038	Pending production commencement	—

(1)                     All conditions to retain our properties or leases have been fulfilled as of December 31, 2020. Each mine may be covered by one or more mining permits or exploration permits and the range of permit renewal dates is set forth above.

(2)                     Including both Guizhou No. 1 mine and Guizhou No. 2 mine.

(3)                     We are in the process of renewing these permits.

(4)                     To enhance our mine management system and improve management efficiency and coordination, in 2020, Mianchi mine was renamed as Sanmengxia area business department; Luoyang mine was renamed as Luoyang area business department; Xiaoguan mine, Gongyi mine, Dengfeng mine and Xinmi mine were integrated as Zhengzhou area business department; and Xuchang mine and Pingdingshan mine were integrated as Xuping mine.

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

For our mines in Indonesia and Guinea, neither proven nor probable reserves have been established in accordance with United States Securities and Exchange Commission Industry Guide 7 as of the date of this annual report (“Industry Guide 7”). The following table sets forth certain estimated details of the reserves for our mines in China as of December 31, 2020:

Mine	Reserves (1)(2) (million tonnes)	Al2O3	S1O2	Ratio of Average A/S(3)
Pingguo mine	51.78	52.54	4.77	11.01
Guizhou mine(4)	38.15	64.48	9.06	7.12
Zunyi mine	9.63	59.50	10.66	5.58
Xiaoyi mine	9.99	65.73	12.21	5.38
Shanxi Other Mines	15.25	62.99	13.51	4.66
Sanmengxia area business department(5)	4.73	62.01	14.32	4.33
Luoyang area business department(5)	1.28	62.89	13.27	4.74
Zhengzhou area business department(5)	12.64	63.22	13.90	4.55
Sanmenxia mine	24.19	62.99	12.68	4.97
Xuping mine(5)	3.89	63.79	12.26	5.20
Jiaozuo mine	0.37	63.08	12.30	5.13
Yangquan mine	1.02	58.36	13.94	4.19
Nanchuan mine	17.82	58.50	15.67	3.73
Huaxing Mine	2.54	61.82	9.01	6.86
Total (average) reserves	193.28	60.01	10.13	5.92
By reserve type
Proven reserve	67.12	60.01	10.26	5.85
Probable reserve	126.16	60.01	10.08	5.95
Total (average) reserves	193.28	60.01	10.13	5.92

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

(4)                     Including both Guizhou No. 1 mine and Guizhou No. 2 mine.

(5)                     To enhance our mine management system and improve management efficiency and coordination, in 2020, Mianchi mine was renamed as Sanmengxia area business department; Luoyang mine was renamed as Luoyang area business department; Xiaoguan mine, Gongyi mine, Dengfeng mine and Xinmi mine were integrated as Zhengzhou area business department; and Xuchang mine and Pingdingshan mine were integrated as Xuping mine.

We have been in compliance with the National Mining Safety Law and related rules and regulations in China. We closely supervise and routinely inspect mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety trainings for our mining personnel. For our Boffa mine, we strictly abide by the mining convention with the Guinean government and Guinean laws and regulations relating to mining. We continuously screen, identify and control safety hazards and regularly organize safety trainings for our personnel. In 2020, we extracted approximately 17.2 million tonnes of bauxite from our domestic mines and approximately 8.06 million tonnes of bauxite from the Boffa mine. We did not experience any mining operation related accidents that involved serious work injuries or death.

Other Suppliers. In addition to our mines, we also source bauxite from other suppliers. The majority of other domestic suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been an important source of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. Bauxite secured from other suppliers accounted for 54% of our total bauxite supply in 2020.

Bauxite Procurement. The production and quality management department at our headquarters is responsible for the oversight and coordination of our supply of bauxite in general. The sales and marketing department is responsible for management and coordination of procurement of imported bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we determine the amount of bauxite that we wish to source from our mines, and the remaining requirements from other suppliers.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology and economic considerations, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 4.5:1 or higher, while the Bayer-sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. In 2020, the average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 3.73:1 to 11.01:1.

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

Affected by market prices, the average purchase price of bauxite per tonne from our other suppliers in 2020 decreased by 4.1% compared to 2019. The average cost of bauxite per tonne from our own mines is mainly related to the cost of our bauxite mining operations and transportation costs. In 2020, the average cost of bauxite per tonne from our own mines increased by 15.5% compared to 2019, mainly due to increase of the supply of Boffa mine in 2020, the total costs of which are generally higher than those of our domestic mines.

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

The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:

	Year Ended December 31,
	2018	2019		2020
	(RMB in thousands)
Capital Expenditures
Infrastructure construction	368,357.4	1,314,802.9	(1)	831,375.0	(2)
Facility upgrade	74,632.7	6,079.8		—	(3)
Total	442,990.1	1,320,882.7		831,375.0

(1)                     The increase in capital expenditures on infrastructure construction in 2019 was primarily attributable to the construction of the Boffa Project. See “— A. History and Development of the Company — Boffa Project” for more details.

(2)                     The decrease in capital expenditures on infrastructure construction in 2020 was primarily attributable to the completion of construction of the Boffa Project in 2020. See “— A. History and Development of the Company — Boffa Project” for more details.

(3)                     The decrease in capital expenditures on facility upgrade in 2020 was primarily because our technology transformation projects had been completed and we did not have any new technology transformation projects in 2020.

Primary Aluminum

An average of approximately 1.91 tonnes of alumina and 13,444 kWh of electricity was required to produce one tonne of primary aluminum ingots in 2020.

Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 41% and 37%, respectively, of our unit primary aluminum production costs in 2020. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes, fluoride salt and cryolite for our smelting operations.

Alumina is the main raw material used in the production of primary aluminum. Our primary aluminum plants that do not have integrated alumina refining operations onsite obtain alumina internally from our alumina refineries located elsewhere or externally on the market.

Supplemental Materials, Electricity and Fuel

The sales and marketing department at our headquarters coordinates and manages our supply chain for all our major raw materials in conjunction with the procurement center at each production facility, which manages the logistics and inventory of raw materials locally. We are able to purchase diesel, the main fuel used by our mining and manufacturing equipment, from the public markets, and we source our water from local rivers, lakes or underground sources.

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

Large quantities of coal are used as a reducing agent and fuel to produce steam and gas in the alumina refining process. As of December 31, 2020, we held minority interests in a number of coal mining enterprises, including Shanxi Jiexiu, Qinghai Energy, Xuehugou Coal Industry Co., Ltd., Huasheng Wanjie Coal Co., Ltd., Dongdong Coal, Chalco Liupanshui, Huozhou Coal Group Xingshengyuan Coal Co., Ltd., and Guizhou Yuneng. We hold 70% of the equity interest in Gansu Huayang, which holds exploration rights for certain portion of Luochuan mine in Gansu Province. We have also acquired 70.82% of the equity interest in the Ningxia Energy, which holds mining rights for coal deposits in Ningxia Autonomous Region.

Guizhou Yuneng, an associate company in which we hold 25% of the equity interest, has been under development. In 2019, one of the coal mines under its construction was put into production, and another coal mine under its construction is expected to be put into operation in 2021. The operation of Huozhou Coal Group Xingshengyuan Coal Co., Ltd. has been suspended for technological upgrade. Its mining permit was renewed in 2020. Chalco Liupanshui filed bankruptcy in 2019 as a result of the supply-side structural reform carried out by the PRC government in the coal industry and the bankruptcy has been accepted by the court. It has been under the liquidation process. The rest of the coal mining enterprises in which we directly or indirectly have minority equity interests are currently in the extraction or trial production stage. See “- D. Property, Plants and Equipment” for details of coal mines that we operate. By investing in coal mining enterprises and acquiring mining rights for coal deposits, we plan to partially offset our future energy costs.

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

We generate electricity at four of our smelters to supply a portion of the electricity consumed by these smelters. We purchase our remaining electric power requirements directly from power generation enterprises. As of December 31, 2020, four of our smelters had direct purchase arrangement with power generation enterprises and the rest of our smelters were in negotiation process for the renewal of direct purchase arrangement. Direct purchase transactions are normally organized by the local government and the direct purchase agreements are entered into annually. Because power prices in China vary from one region to another, power costs for our various smelters could vary substantially. The average electricity cost (including tax) of our smelters in 2020 remained relatively stable compared to 2019.

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

Alumina

We sell our self-produced alumina to external customers primarily through Chalco Trading Group, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2020, we supplied approximately 6.79 million tonnes of alumina produced at our alumina refineries to our smelters, which represented approximately 46.7% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading Group. We sold approximately 2.70 million tonnes of outsourced alumina in 2020.

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

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. We sold approximately 5.18 million tonnes of outsourced primary aluminum in 2020.

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

In addition, in the process of refining bauxite into alumina, we used to produce gallium as a by-product. We adjusted our production of gallium based on market demand. Prices for our gallium were determined through negotiations with our customers, taking into consideration the market conditions. Our total sales of gallium in 2018 and 2019 amounted to approximately RMB147 million and RMB97 million, respectively. In August 2019, we made a capital contribution with all of our gallium assets to China Rare Metals and Rare Earths Company Ltd. and are not engaged in gallium production currently. See “- A. History and Development of the Company - Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets” for details.

Coal

Ningxia Energy sells a portion of its self-produced coal directly to external customers through short-term contracts at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and prevailing market conditions. Ningxia Energy consumes the rest of its self-produced coal at its own electric power plant.

In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading Group. We sold approximately 3.9 million tonnes of outsourced coal in 2020.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been actively engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see “- Alumina” and “- Primary Aluminum” for more details. Through Chalco Trading Group, we also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see “- Coal.” In 2020, we sold approximately 0.6 million tonnes of outsourced copper, zinc and lead. In addition, we also sell outsourced raw and ancillary materials such as iron ore, charred coal and cathode copper in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

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

Our molten aluminum are delivered to our customers primarily by trucks. Other primary aluminum products are primarily transported by rail. Our coal products are transported both by trucks and by rail.

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

Our Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. Our Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by overcoming production bottlenecks and investing in capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2020. In 2020, our Guangxi branch produced approximately 2,352,820 tonnes of alumina, along with approximately 196,200 tonnes of chemical alumina products.

Guizhou Branch

Our Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. Our Guizhou branch used 160Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. The smelter in our Guizhou branch has undergone technological innovations and overhauls since its inception. Since November 2017, we have been engaged in the gradual closing down of the 160Ka pre-bake reduction pot-lines and, subsequently, the closing down of the 230Ka pre-bake reduction pot-lines. As of January 2018, the production in Guizhou branch had been fully shut down. In 2019, we disposed of the primary aluminum production facilities in Guizhou branch. Guizhou branch did not have any annual primary aluminum production capacity as of December 31, 2020 and did not produce any primary aluminum in 2020. It was mainly engaged in bauxite mining and production of aluminum alloys in 2020. As of December 31, 2020, Guizhou branch had an annual aluminum alloy production capacity of approximately 348,000 tonnes. In 2020, Guizhou branch produced approximately 158,132 tonnes of aluminum alloy products.

Chalco Mining

Chalco Mining was incorporated as one of our subsidiaries in the PRC in 2007 and is currently our wholly owned subsidiary. To optimize the allocation of our resources and further consolidate our operations, we transferred all of the assets and liabilities of our Henan branch to Chalco Mining in August 2017. Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 (the latter of which was ceased in 2013) in Henan Province, a province rich in bauxite reserves. It was the first refinery in China to develop the Bayer-sintering combined process. Bauxite is delivered to Chalco Mining via railway and highway from our following mines: Xiaoguan mine, Gongyi mine and Dengfeng mine located in Zhengzhou, Luoyang mine in Luoyang and Mianchi mine in Mianchi. The alumina production line that we put into operation at Chalco Mining uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Chalco Mining’s production facilities have been substantially upgraded with equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from certain of our mines and through purchases on the market. Chalco Mining had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2020. In 2020, Chalco Mining produced approximately 1,320,350 tonnes of alumina and 34,940 tonnes of chemical alumina products.

Chalco Shandong

Chalco Shandong was incorporated as one of our subsidiaries in the PRC in 2015 and is currently our wholly owned subsidiary. The predecessor of Chalco Shandong was our Shandong branch, which commenced operations in 1954. Chalco Shandong has the capacity to produce alumina and chemical alumina products. Bauxite is delivered to Chalco Shandong via railway and highway from the Yangquan mine in Yangquan, Shanxi Province. Its alumina refinery was China’s first production facility for alumina. It produces its alumina through the Bayer-sintering process and the Bayer process. Through technology renovation, Chalco Shandong has the capacity to produce high-quality alumina products used for the production of refined aluminum and high-purity aluminum. Chalco Shandong purchases some bauxite from overseas and the rest from small third-party mines in Henan and Shanxi Provinces. Chalco Shandong had an annual alumina production capacity of approximately 2,270,000 tonnes as of December 31, 2020. It produced approximately 1,647,970 tonnes of alumina in 2020.

In addition, Chalco Shandong produces substantial amount of chemical alumina products. In 2020, it produced approximately 2,594,340 tonnes of chemical alumina products. It is the largest and most technologically advanced production facility for chemical alumina products in China with the ability to produce a wide variety of chemical alumina products.

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

Our Qinghai branch had an annual primary aluminum production capacity of approximately 420,000 tonnes as of December 31, 2020. It produced approximately 403,410 tonnes of primary aluminum in 2020.

Guizhou Huaren

Established in May 2017 and located in Qingzhen, Guizhou Province, Guizhou Huaren is a stand-alone primary aluminum production facility and commenced full operation in September 2018. Guizhou Huaren had an annual primary aluminum production capacity of approximately 400,000 tonnes as of December 31, 2020. It produced approximately 486,140 tonnes of primary aluminum products in 2020.

Shanxi Zhongrun

Established in November 2015 and located in Lvliang, Shanxi Province, Shanxi Zhongrun specializes in producing primary aluminum products. The first batch of electrolytic cells of Shangxi Zhongrun was put into operations in May 2018. Shanxi Zhongrun was fully put into operation in December 2020. Shanxi Zhongrun had an annual primary aluminum production capacity of approximately 432,000 tonnes as of December 31, 2020. It produced approximately 284,940 tonnes of primary aluminum products in 2020.

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

Zhongzhou Aluminum had an annual alumina production capacity of approximately 3,050,000 tonnes as of December 31, 2020. Zhongzhou Aluminum produced approximately 2,080,680 tonnes of alumina and approximately 940,160 tonnes of chemical alumina products in 2020.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2020. We have suspended production in Chongqing branch since July 2014 due to the relatively significant decrease in the price of alumina as compared with the price of alumina during the construction period, large negative variation of mineral resources and the high costs of natural gas and other energy at the time of suspension. In 2018, we entered into agreements with a third party to lease the alumina production facilities of Chongqing branch and to cooperate on mine operations, respectively. In 2020, we received RMB50.0 million for leasing alumina production facilities.

Guangxi Huasheng

Established in June 2017 and located in Fangchenggang, Guangxi Province, Guangxi Huasheng is mainly engaged in producing alumina products and was put into production in the third quarter of 2020. Guangxi Huasheng had an annual alumina production capacity of approximately 2,000,000 tonnes as of December 31, 2020. Guangxi Huasheng produced approximately 351,630 tonnes of alumina in 2020.

Guizhou Huajin

Established in July 2014 and located in Qingzhen, Guizhou Province, Guizhou Huajin specializes in producing alumina products. Guizhou Huajin had an annual alumina production capacity of approximately 1,600,000 tonnes as of December 31, 2020. Guizhou Huajin produced approximately 1,630,700 tonnes of alumina in 2020.

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

Shanxi Huaxing had an annual alumina production capacity of approximately 2,000,000 tonnes as of December 31, 2020. Shanxi Huaxing produced approximately 1,342,360 tonnes of alumina products in 2020.

Lanzhou Aluminum

Located in Lanzhou city in Gansu Province, Lanzhou Aluminum is a stand-alone primary aluminum plant. In April 2007, we acquired a primary aluminum plant in Lanzhou, which was divided in to two parts in July 2007: our Lanzhou branch and Northwest Aluminum. In January 2019, we turned the Lanzhou branch into our wholly-owned subsidiary, Lanzhou Aluminum, in order to promote its business vitality. Lanzhou Aluminum owns a primary aluminum smelting plant with a designed annual primary aluminum production capacity of approximately 450,000 tonnes as of December 31, 2020. It produced approximately 408,070 tonnes of primary aluminum in 2020.

Shanxi New Material

Shanxi New Material is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Zhangze Electric Power to commence the construction of a primary aluminum production facility. In 2017, we contributed certain assets related to alumina production of our Shanxi branch to Shanxi Huaze. Upon completion of our asset contribution, our shareholding in Shanxi Huaze increased from 60% to 85.98% and Shanxi Huaze was renamed to Shanxi New Material. Shanxi New Material had an annual alumina production capacity of approximately 2,600,000 tonnes as of December 31, 2020 and produced approximately 1,792,930 tonnes of alumina and 95,620 tonnes of chemical alumina products in 2020. Its designed annual production capacity of primary aluminum was approximately 424,000 tonnes as of December 31, 2020 and it produced approximately 307,560 tonnes of primary aluminum in 2020. Please see “- A. History and Development of the Company - Merger and Reorganization of Shanxi Branch and Shanxi Huaze” for more details about the reorganization.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In 2018, we merged Zunyi Alumina into Zunyi Aluminum. Upon the completion of the merger, our shareholding in Zunyi Aluminum increased from 62.1% to 67.445%. After the merger, Zunyi Aluminum had an annual alumina production capacity of approximately 1,000,000 tonnes as of December 31, 2020 and the aggregate production of Zunyi Aluminum was approximately 1,142,610 tonnes of alumina and 8,720 tonnes of chemical alumina products in 2020. Its post-merger designed annual production capacity of primary aluminum was approximately 375,000 tonnes as of December 31, 2020 and it produced approximately 402,180 tonnes of primary aluminum in 2020. Please see “- A. History and Development of the Company - Merger and Reorganization of Zunyi Alumina and Zunyi Aluminum” for more details about the merger.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province, and was a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum’s primary business was the production of primary aluminum and carbon products. We stopped production of primary aluminum in Fushun Aluminum in October 2015 due to the relatively significant decrease in the price of primary aluminum and high costs of electricity at that time. In 2018, we disposed of the primary aluminum production facilities in Fushun Aluminum. Fushun Aluminum did not have any annual primary aluminum production capacity as of December 31, 2020 and did not produce any primary aluminum in 2020.

Fushun Aluminum had an annual anode carbon production capacity of approximately 530,000 tonnes as of December 31, 2020 and it produced approximately 322,454 tonnes of baked carbon anodes in 2020.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% equity interest in Shandong Huayu. Since November 2018, we have gradually suspended production of aluminum at Shandong Huayu due to market environment and production restriction for environmental protection. In 2019, we halted its primary aluminum production and before that Shandong Huayu produced approximately 8,500 tonnes of primary aluminum in 2019. In October 2020, Shandong Huayu agreed to transfer its primary aluminum capacity quota of 135,000 tonnes to Yunnan Aluminum through judicial auction at a consideration of RMB538.66 million. Shandong Huayu had an annual primary aluminum production capacity of approximately 65,000 tonnes as of December 31, 2020. Shandong Huayu still has supporting facilities and coal-fired generators.

Gansu Hualu

Gansu Hualu is situated in Gansu Province, and was a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. (“Baiyin Nonferrous”) and Baiyin Ibis Aluminum Co., Ltd. (“Baiyin Ibis”). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu. We hold a 51% equity interest in Gansu Hualu. Since November 2015, the production of primary aluminum has been suspended. In 2019, most of the primary aluminum production facilities in Gansu Hualu were disposed and the rest were disposed in 2020. Gansu Hualu had no annual primary aluminum production capacity as of December 31, 2020 and did not produce any primary aluminum in 2020.

In addition, Gansu Hualu also possesses production capacity of carbon products. Its designed annual production capacity of anode carbon products was approximately 150,000 tonnes as of December 31, 2020 and it produced approximately 93,823 tonnes of anode carbon products in 2020.

Baotou Aluminum

Baotou Aluminum is located in the Inner Mongolia Autonomous Region, and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum is currently our wholly owned subsidiary. In April 2015, Baotou Aluminum and Baotou Transportation Investment Group Co., Ltd. established Inner Mongolia Huayun. Inner Mongolia Huayun commenced operations in 2017. Together with the primary aluminum production facilities at Inner Mongolia Huayun, Baotou Aluminum had a consolidated annual primary aluminum production capacity of approximately 1,340,000 tonnes as of December 31, 2020 and a consolidated output of approximately 1,249,490 tonnes of primary aluminum in 2020.

Liancheng Branch

Liancheng branch is located in Gansu Province. In late May 2008, we acquired 100% of the equity interest in Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. We have implemented flexible production arrangement for certain primary aluminum production facilities in Liancheng branch since November 2018 as a result of high electricity costs. Liancheng branch had an annual primary aluminum production capacity of approximately 550,000 tonnes as of December 31, 2020. It produced approximately 152,900 tonnes of primary aluminum in 2020.

Ningxia Energy

Ningxia Energy is an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. Ningxia Energy was established in June 2003. In January 2013, we acquired an aggregate of 70.82% of the equity interest in Ningxia Energy. Ningxia Energy had a total installed capacity of 4,459.1 MW as of December 31, 2020. It also operates coal mines located in the Ningxia Autonomous Region. Please see “- D. Property, Plants and Equipment - Mines - Coal Mines.” In 2020, Ningxia Energy produced approximately 11.2 million tonnes of coal and approximately 15.1 billion kWh of electricity.

Zhengzhou Institute

The Zhengzhou Institute, located in Zhengzhou, Henan Province, was incorporated as our subsidiaries in 2015. Its predecessor was established in August 1965 and has served as the center for our research and development efforts. The Zhengzhou Institute specializes in the research and development of technologies for primary aluminum smelting, alumina refining and the development of new products of chemical alumina. Zhengzhou Institute is the only professional research institute in China dedicated to the research and development of aluminum smelting technologies and has played a key role in bringing about technological innovations in China’s aluminum industry. The Zhengzhou Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. As of December 31, 2020, the Zhengzhou Institute had a limited production capacity for chemical alumina products, which it uses in connection with its research and development efforts.

Xinghua Technology

We acquired a 66% equity interest in Xinghua Technology in December 2016. Located in Shanxi Province, Xinghua Technology is an alumina plant with an annual alumina production capacity of approximately 900,000 tonnes as of December 31, 2020. It produced approximately 863,880 tonnes of alumina and approximately 6,890 tonnes of chemical alumina in 2020.

Competition

Competition from Domestic Competitors

Alumina

In 2020, we supplied approximately 46.7% of our total production of alumina to our own smelters and sold substantially all of the remaining self-produced alumina to our domestic customers. Our competitors mainly include other domestic and international alumina producers that conduct sales in China. In 2020, our alumina production (with chemical alumina products included) represented approximately 23.1% of total domestic production in China.

We are a leading enterprise in non-ferrous metal industry in China. As of December 31, 2020, 18 alumina producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 96.9% of the total alumina production capacity in China. As of the same date, among these 18 alumina producers, 14 alumina producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 89.2% of the total alumina production capacity in China. In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, MIIT published the Standard Conditions for Aluminum Industry in July 2013 and issued a new version in March 2020, which provides stringent standards for the existing alumina enterprises. Although we face competition from other domestic and international refineries, we have several advantages over such competitors, including:

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

Primary Aluminum

We derived all of our primary aluminum revenues from domestic sales in 2020. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2020, our primary aluminum production represented approximately 9.9% of total domestic production in China.

We are a leading enterprise in non-ferrous metal industry in China. As of December 31, 2020, 21 primary aluminum producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 89.2% of the total primary aluminum production capacity in China. As of the same date, among these 21 primary aluminum producers, ten primary aluminum producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 69.6% of the total primary aluminum production capacity in China. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the current Standard Conditions for Aluminum Industry and other administrative regulations, aluminum smelting enterprises must ensure the availability of resources, energy and water resources, and are encouraged to merge with hydropower, coal power and other power enterprises through reorganization. In addition, pursuant to relevant PRC regulations, the construction of new primary aluminum projects and the reconstruction or expansion of existing primary aluminum projects would be approved only if such projects would introduce new primary aluminum production capacity in an amount equal to or smaller than the amount of existing production capacity to be replaced.

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

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports was eliminated on January 1, 2008 and August 1, 2007, respectively. In 2020, China had a net import of approximately 3.65 million tonnes of alumina (with chemical alumina products included), increased significantly from a net import of 1.37 million tonnes in 2019, primarily attributable to the fact that the alumina price in the international market was under pressure due to the increase in overseas alumina supply in 2020 and China ramped up its alumina imports during the time when price difference between the domestic and international market was favorable. China had a net import of approximately 1.06 million tonnes of primary aluminum in 2020, compared to a net export of approximately 811 tonnes of primary aluminum in 2019, primarily because after the COVID-19 pandemic was effectively controlled in China, the rapid recovery of demand in the domestic market boosted the price, while the COVID-19 pandemic continued to spread overseas, causing a blow to the demand in overseas market, which stimulated a large number of import of primary aluminum. We expect to continue to face competition from international suppliers of alumina and primary aluminum which are large international companies.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2020, we completed 108 technological projects, including 85 research and development projects undertaken independently by our branches or subsidiaries, 17 special key science and technology projects and six science and technology application projects. In addition, we filed a total of 201 patent applications in 2020.

As of December 31, 2020, we owned 1,404 patents, which were primarily related to technologies and processes, equipment and new products. Once granted, a patent in China for an invention is valid for 20 years and for a utility model or a design 10 years from the date of the patent application. As of December 31, 2020, we owned 25 trademarks, each of which had a term of 10 years.

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

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. Each of our production plant has established its environmental management system. All of our alumina refineries, primary aluminum smelters and carbon production plants in production passed the ISO14001 accreditations.

We have increased our energy-efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. In 2020, we saved energy equivalent to 8,566 tonnes of standard coal as a result of implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. We have incorporated clean production technology and processes into our operations with a view to promoting the concept of “zero discharge” plants. In 2020, the discharge of all industrial waste water in the course of our alumina and primary aluminum production met the standards under relevant regulations.

In addition, we have focused on sustainable development of mine sites and achieved significant progress in mine reclamation. We reclaimed 11,042 mu of land throughout the year of 2020, representing a cumulative reclamation rate of over 94% as of December 31, 2020.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB778 million, RMB914 million and RMB1,171 million for 2018, 2019 and 2020, respectively. In 2020, we did not have any major environmental pollution incidents.

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

Our insurance premiums were RMB49.6 million, RMB42.9 million and RMB38.6 million in 2018, 2019 and 2020, respectively.

Seasonality

Our business in general is not subject to seasonality. Separately, our bauxite output in Boffa bauxite mine may be subject to seasonal fluctuations due to the rainy season in Guinea.

Cyber Security

With respect to our internal internet policies on cyber-security, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. In 2020, we did not experience any material cyber-security incidents or related losses.

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

•                  the Ministry of Natural Resources of China, which has the authority to grant land use rights and mining right permits;

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

Standard Conditions for Aluminum Industry

The Standard Conditions for Aluminum Industry was issued by MIIT in July 18, 2013 and a new version was issued on February 28, 2020 to replace the 2013 version, which became effective on March 30, 2020. The new Standard Conditions for Aluminum Industry only applies to existing bauxite mining, alumina and primary aluminum enterprises and indicates that such standards do not constitute administrative approval or mandatory requirement. It provides that bauxite mining, alumina and primary aluminum production must comply with the state and local industry policies and overall plans on the mining resources and development of aluminum industry, as well as laws, regulations and policies related to the environmental protection, energy conservation, mining and production safety. According to the new Standard Conditions for Aluminum Industry, aluminum smelting enterprises must ensure the availability of resources, energy and water resources, and are encouraged to merge with hydropower, coal power and other power enterprises through reorganization. It further encourages that alumina enterprises use intelligent systems and equipment in its operation to achieve energy-conserving and environment-protective purpose. The new Standard Conditions for Aluminum Industry further set out guidelines and standards for enterprises in aluminum industry regarding product quality, facilities, energy consumption, resources consumption, environmental protection, production safety and occupational diseases prevention.

Under the Standard Conditions for Aluminum Industry, the MIIT shall, in accordance with the applicable regulatory standards, review the applicants and disclose the names of applicants that meet the regulatory conditions. The MIIT promulgated on April 4, 2014, January 4, 2015 and February 14, 2016, respectively, the first, the second and the third lists of enterprises that meet the Standard Conditions for Aluminum Industry of 2013. Most of our production branches and subsidiaries have met the Standard Conditions for Aluminum Industry of 2013 version and are included on these lists. According to the current Standard Conditions for Aluminum Industry, enterprises that would like to be named in the list under this new Standard Conditions for Aluminum Industry need to resubmit application for the MIIT’s review. The MIIT promulgated the first list of enterprises that meet the Standard Conditions for Aluminum Industry of 2020 version on January 5, 2021, which includes three of our production branches and subsidiaries. We are actively taking rectification measures to comply with the new Standard Conditions for Aluminum Industry and will participate in the subsequent applications.

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

Electricity Supply and Price

The National Energy Administration is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing.

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

The Law on Environment Impact Assessment and relevant regulations require each enterprise to file an environmental impact report with the relevant Bureau of Ecology and Environment for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and concluded that the facilities are in compliance with environmental standards.

The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority. Regulations on the Administration of Pollutant Discharge Permits became effective on March 1, 2021, pursuant to which enterprises that discharge pollutants need to obtain permits from relevant environment authority in accordance with the regulations.

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

In April 2020, the PRC government promulgated the amended Law on Prevention and Control of Environmental Pollution Caused by Solid Waste. Effective on September 1, 2020, the amended law imposes stricter responsibilities on the entities that generate industrial solid waste for environmental pollution caused by industrial solid waste. For example, under the revised version, if an entity that generates industrial solid waste engages a third party contractor to deliver, use or dispose such industrial solid waste, it shall verify the qualification of such third party contractor and enter into an agreement with such third party on requirements for the environment pollution prevention, failing which the entity will be jointly liable for any damages to the environment caused by the third party contractor in relation to such arrangement.

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

Tax Laws and Regulation

In March 2007, the PRC government promulgated the Enterprise Income Tax Law which became effective from January 1, 2008 and was revised in 2018. The Enterprise Income Tax Law imposes a single income tax rate of 25% on both domestic and foreign invested enterprises. Pursuant to the Enterprise Income Tax Law, important high- and new-tech enterprises that are necessary to be supported by the state are subject to a reduced enterprise income tax rate of 15%. Certain branches and subsidiaries of us were granted tax concessions including preferential tax rates of 15%. On December 6, 2007, PRC government promulgated the Enterprise Income Tax Law Implementation Rules which also became effective on January 1, 2008 and was later revised in 2019.

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

C.                                    Organizational Structure

Set out below is a chart illustrating our corporate structure as of March 31, 2021:

Below sets forth further information of our principal subsidiaries as of December 31, 2020:

Company(1)	Percentage of ownership interest attributable to the Company	Principal activities
Baotou Aluminum Co., Ltd.	100.00%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products
Chalco Hong Kong Ltd.	100.00%	Overseas investments and alumina import and export activities, and mining and distribution of bauxite
China Aluminum International Trading Co., Ltd.	100.00%	Trading, import and export activities
Chalco Mining Co., Ltd.	100.00%	Manufacture, acquisition and distribution of bauxite mines, limestone ore, manufacturing and distribution of alumina
Chinalco Shanxi Jiaokou Xinghua Technology Ltd.(2)	66.00%	Manufacture and distribution of alumina
Chalco Shanghai Company Limited	100.00%	Trading and engineering project management and leasing
Chalco Shanxi New Material Co., Ltd.	85.98%	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	67.45%	Manufacture and distribution of primary aluminum and alumina
Chalco Energy Co., Ltd.	100.00%	Thermoelectric supply and investment management
China Aluminum Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing
Guizhou Huajin Aluminum Co., Ltd.	60.00%	Manufacture and distribution of alumina
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd.	100.00%	Research and development services
Chalco Shandong Co., Ltd.	100.00%	Manufacture and distribution of alumina
Chalco Zhongzhou Aluminum Co., Ltd.	100.00%	Manufacture and distribution of alumina

Company(1)	Percentage of ownership interest attributable to the Company	Principal activities
Chalco Logistics Group Co., Ltd.	100.00%	Logistics and transportation
Shanxi Huaxing Aluminum Co., Ltd.(3)	100.00%	Manufacture and distribution of alumina
Shanxi China Huarun Co., Ltd.	40.00%	Manufacture and distribution of primary aluminum
Guizhou Huaren New Material Co., Ltd.	40.00%	Manufacture and distribution of primary aluminum
China Aluminum International Trading Group Co., Ltd.	100.00%	Trading, importing and exporting of non-ferrous metal products
Chalco Materials Co., Ltd.	100.00%	Procurement of materials including raw materials and fuels

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

Our Bauxite Mines in China

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

Our Overseas Bauxite Mines

Boffa Mine

The following map sets forth details of the area surrounding our Boffa mine in Guinea:

The Boffa mine is located in northeast of Boffa, the capital of Boffa Prefecture in Guniea. The project was completed and put into operation in April 2020.The Boffa mine is open pit. We have facilities such as open-pit mining machines, belt conveyor systems, bridges, ore storage yards, inland terminals and electric power stations. It has transportation facilities that have access to local roads and belt conveyor system. Our mining facilities in Boffa mine are connected to the electric power stations, which are powered by heavy oil fuel. For the ores of our Boffa mine, the average content of AAl2O3 is 39.1% and the average content of RSiO2 is 1.1%.

Our Mines in Indonesia

Our mines in Indonesia have access to local roads. Prior to suspension of productions, the two mines that used to be put into operation were powered by diesel fuel and are equipped with washing machines.

Coal Mines

We acquired 70% of the equity interest in Gansu Huayang in March 2011, which holds exploration rights for a portion of Luochuan mine in Gansu Province. We renewed the exploration permit in 2020, which will expire in October 2025. We are in the process of applying for the exploration permit for the rest of Luochuan mine. Luochuan mine is an underground mine. We have completed the exploration but have not commenced development of Luochuan mine. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with Industry Guide 7.

We acquired the mining rights for Laodonghe mine, in January 2013 through Chalco Guizhou Mining Co., Ltd. We held 80.0% of the equity interest of Laodonghe mine in Guizhou Province. The mining permit expired in December 2018. To actively respond to the national policy to cut overcapacity in the coal industry, we completed the overall liquidation work of Laodonghe mine in 2020 in accordance with relevant regulations.

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

For the year ended December 31, 2020, Ningxia Energy incurred capital expenditures of approximately RMB610 million on infrastructure construction.

Land

Chinalco leases to us 426 pieces or parcels of land, located in eight provinces, covering an aggregate area of approximately 50.68 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

•                  419 pieces of allocated land with an area of approximately 49.79 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and

•                  seven pieces of land with an area of approximately 0.9 million square meters. Chinalco has paid the land premiums and obtained land use rights certificates.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. As of the date of this annual report, we leased 150 buildings to Chinalco, with an aggregate gross area of approximately 148,687 square meters, while Chinalco leased 106 buildings to us, with an aggregate gross area of approximately 182,542 square meters. In June 2018, we and China Aluminum Investment and Development Co., Ltd., a wholly-owned subsidiary of Chinalco, renewed a tenancy agreement pursuant to which we would lease from Chinalco the office premises at certain floors of No. 62 North Xizhimen Street, Haidian District, Beijing, PRC, with an aggregate gross floor area of 22,303 square meters. This agreement will expire on December 31, 2021.

Our Expansion

Our expansion projects in 2020 primarily include:

•                                          The Boffa Project: Based on our preliminary research and analysis and after taking into account various factors, the total investment of this project is estimated to be US$706 million, which is mainly allocated in the construction of mines, ports and lightering system. Accordingly to the preliminary design plan, the estimated investment for the construction of mines is RMB3,088 million. The project was completed and put into operation in April 2020, by which an aggregate of RMB2,770 million of capital expenditure had been incurred for the Boffa Project. See “- A. History and Development of the Company — Boffa Project” for more details.

•                                          The 2,000,000-tonne alumina project of Guangxi Huasheng: We expect to invest a total amount of approximately RMB5,805 million in this project. By the end of 2020, an aggregate of RMB4,574 million of capital expenditure had been incurred. The project was completed and put into operation in the third quarter of 2020.

•                                          The 432,000-tonne light alloy project of Shanxi Zhongrun: We expect to invest a total amount of approximately RMB4,512 million in this project. By March 28, 2019, each shareholder of Shanxi Zhongrun has made its paid-in capital on a pro rata basis, where the Company contributed RMB656.7 million. By the end of 2020, an aggregate of RMB3,590 million of capital expenditure had been incurred. In December 2020, the project was fully put into operation.

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

As the business combinations under common control incurred in the years ended December 31, 2017, 2018, 2019 and 2020, the comparative financial data for the years ended December 31, 2016, 2017, 2018 and 2019 are revised to reflect the business combinations under common control. Unless otherwise indicated in this section, our financial data for the years ended December 31, 2018 and 2019 are presented based on those revised amounts. Please see Note 39 to our audited consolidated financial statements.

A.                                    Operating Results

Overview

We are a leading enterprise in the non-ferrous metal industry in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:

•                  Our alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as chemical alumina. Alumina accounted for approximately 78.7% of the total production volume for this segment in 2020. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we used to produce gallium as a by-product, which is a rare, high-value metal with applications in the electronics and telecommunication industries. In August 2019, we made a capital contribution with all of our gallium assets to China Rare Metals and Rare Earths Company Ltd. and we are not engaged in gallium production currently. See “Item 4. Information on the Company - A. History and Development of the Company - Capital Contribution to China Rare Metals and Rare Earths Company Ltd. with Gallium Assets” for details.

•                  Our primary aluminum segment, which consists of the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 24.8%, 36.1% and 39.1%, respectively, of our total production volume of primary aluminum in 2020. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

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

•                  Our energy segment, which consists of the research and development, production and operation of energy products, including coal mining and conventional coal-fire power generation as well as renewable energy generation such as wind power and solar power. We are also engaged in new energy equipment production. We established our energy segment in January 2013 as a result of our acquisition of Ningxia Energy in line with our development strategy to partially offset our future energy costs. In 2020, we supplied the majority of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers. Ningxia Energy supplied the electricity it generated mainly to the state grid in China.

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

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. We reviewed and adjusted the assets’ depreciation method, residual values and useful lives, if appropriate, at least at the end of each reporting period.

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

Goodwill

Goodwill is measured as described in Note 2.3 to our consolidated financial statements. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

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

(iii)                               Amortization

Mining rights other than coal mining rights are amortized on a straight-line basis over a shorter period of the mining right valid period and expected mining life. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards of the mine concerned.

(iv)                              Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. We allocate the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which we are a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•                        fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•                        variable lease payment that are based on an index or a rate, initially measured using the index or rate as of the commencement date;

•                        amounts expected to be payable by us under residual value guarantees;

•                        the exercise price of a purchase option if we are reasonably certain to exercise that option, and

•                        payments of penalties for terminating the lease, if the lease term reflects us exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, we:

•                        where possible, use recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

•                        use a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and,

•                        make adjustments specific to the lease, such as term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then our entities use that rate as a starting point to determine the incremental borrowing rate.

We are exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•                        the amount of the initial measurement of lease liability;

•                        any lease payments made at or before the commencement date less any lease incentives received;

•                        any initial direct costs, and

•                        restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis as follows:

Buildings	2—20 years
Machinery	2—10 years
Land use rights	10—50 years

If we are reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. While we revalue our land and buildings that are presented within property, plant and equipment, we have chosen not to do so for the right-of-use buildings held by us.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. We apply the short-term lease recognition exemption to our short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). We also apply the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value (i.e. below RMB30,000).

Lease income from operating leases where we are a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. We did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

Impairment of financial assets

We recognize an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. The ECL of December 31, 2019 was estimated based on a range of forecast economic conditions as of that date. Since early January 2020, the COVID-19 outbreak has spread across mainland China and beyond, causing disruption to business and economic activity. The impact on GDP and other key indicators have been considered when determining the severity and likelihood of downside economic scenarios that are used to estimate ECL under IFRS 9 in 2020.

Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realizable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded as our inventory usually didn’t meet the definition of “qualifying assets”.

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

Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where we and our subsidiaries and associates operate and generate taxable income. Our management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. We measure our tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where we are able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Revenue recognition

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

(b)                             Rendering of services

We provide transportation and other service and the revenue from services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group.

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

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Note 2.1.4 and 2.1.5 to our audited consolidated financial statements.

Factors Affecting Our Results of Operations

We believe that the following factors which impact our various revenue and expense items (as described below) have had, and will continue to have, a significant effect on the development of our business, financial position and results of operation.

Economic Condition of China and the World

As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China’s economy continued to experience growth despite the negative effects of the global financial crisis beginning in the second half of 2008 and economic recession in 2009, as well as general market volatility and changing macroeconomic conditions. However, as China is in the process of transforming its development model, optimizing its economic structure and changing its growth drivers, the growth of China’s economy has slowed down since 2014, with GDP growth of 6.9% from 2014 to 2015, 6.7% from 2015 to 2016, 6.9% from 2016 to 2017, 6.6% from 2017 to 2018 and 6.1% from 2018 to 2019, as compared to 7.5% from 2013 to 2014. Furthermore, the outbreak and global spread of the COVID-19 in 2020 adversely affect global and China’s economy and financial market in general. As a result, the GDP growth of China was 2.3% from 2019 to 2020. Meanwhile, the global outbreak of COVID-19 and the efforts to contain it have negatively impacted the global economy and financial markets, causing a global recession in 2020. Please refer to “Item 3. Key Information - D. Risk Factors - Our business may be materially and adversely affected by the COVID-19 pandemic” for further details of the impact of the outbreak of COVID-19.

The global output of alumina (with chemical alumina products included) in 2020 increased by approximately 1.0% from 2019 to approximately 132.92 million tonnes. The global alumina consumption (with chemical alumina products included) in 2020 increased approximately by 0.6% from 2019 to approximately 136.11 million tonnes. In 2020, the domestic output of alumina (with chemical alumina products included) decreased approximately by 0.8% from 2019 to approximately 71.01 million tonnes and the domestic consumption for alumina (with chemical alumina products included) increased by approximately 2.5% from 2019 to approximately 74.81 million tonnes.

The global output of primary aluminum in 2020 increased approximately by 2.3% from 2019 to approximately 65.38 million tonnes. The global consumption of primary aluminum in 2020 decreased approximately 3.1% from 2019 to approximately 62.87 million tonnes. In 2020, the domestic output of primary aluminum increased approximately by 3.8% from 2019 to approximately 37.30 million tonnes and the domestic consumption of primary aluminum increased approximately by 4.9% from 2019 to approximately 38.35 million tonnes.

Mix and Pricing of Our Products

We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We coordinate substantially all of our sales and marketing activities for our self-produced alumina products and some of our sales and marketing activities for our self-produced primary aluminum products through Chalco Trading Group, taking into account the spot market prices and SHFE prices. In 2020, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 7.0%, 21.7%, 67.4% and 3.7%, respectively, of our consolidated total revenues after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed “Item 4. Information of the Company - B. Business Overview - Sales and Marketing.”

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading Group are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading Group coordinates the external negotiation and execution of sales contracts of our alumina products. The alumina prices in both domestic and international market decreased in 2020 when compared to that of 2019. The decline in the alumina price in international market was attributable to production reduction of some aluminum smelters in the first half of 2020 due to the COVID-19 pandemic, resulting in weak demand for alumina, while such decline was partially offset by the gradual recovery of the global economy and increase in operating production capacity of primary aluminum in overseas markets in the second half of 2020. In 2020, the spot price of alumina in the international market reached a high of approximately US$306 per tonne and bottomed out at approximately US$225 per tonne. The average spot price of alumina in the international market was approximately US$271 per tonne, representing a decrease of 18.6% from 2019. The spot price of alumina in the domestic market reached a high of RMB2,569 per tonne and bottomed out at RMB2,072 per tonne. The average spot price of alumina in the domestic market was approximately RMB2,335 per tonne, representing a decrease of 13.4% from 2019. The decrease of the alumina price in domestic market was primarily due to the deterioration in global macro environment and production reduction of some aluminum smelters due to the COVID-19 pandemic in the first half of 2020, partially offset by strong rise in the primary aluminum price in domestic market and the reduction of production of part of alumina plants in the second half of 2020. Our average selling price of alumina decreased by 10.3% from RMB2,747 per tonne in 2019 to RMB2,465 per tonne in 2020.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the primary aluminum spot prices and futures price on the SHFE. In 2020, the primary aluminum prices in international market generally declined due to outbreak of COVID-19 globally, but such decline was partially offset by the recovery of consumption of primary aluminum starting from the third quarter of 2020. The change of primary aluminum prices in domestic market in 2020 was due to the effective control of COVID-19 pandemic in China and rapid resumption of work and production in downstream and terminal industries, resulting in a sharp rebound in the demand of primary aluminum, driving primary aluminum prices to bottom out. In 2020, three month aluminum futures prices reached a high of US$2,096 per tonne and a low of US$1,455 per tonne on LME; and a high of RMB16,835 per tonne and a low of RMB11,345 per tonne on SHFE. In 2020, the average price of spot aluminum and three-month aluminum futures at LME were approximately US$1,701 per tonne and US$1,727 per tonne, respectively, representing a decrease of 5.0% and 4.7% from that of 2019, respectively. The average three-month aluminum futures prices at SHFE decreased by 0.5% from RMB13,877 per tonne in 2019 to RMB13,807 per tonne in 2020 while the average spot prices of primary aluminum at SHFE increased by 1.4% from RMB13,914 per tonne in 2019 to RMB14,112 per tonne in 2020. Our average selling price of primary aluminum increased by 2.0% from RMB13,869 per tonne in 2019 to RMB14,142 per tonne in 2020.

Price Volatility of Non-ferrous Metal and Coal Products

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amounts of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from the trading of outsourced products during the past few years due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2020 was approximately RMB103,842.1 million, representing approximately 55.8% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in the non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operation results, as we need to make the correct prediction concerning the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs

Our cost of revenues consists primarily of the costs of raw materials, overhead cost and electric power cost. Our principal raw material is bauxite. For the years ended December 31, 2018, 2019 and 2020, bauxite supplied by our mines accounted for 44%, 38% and 46%, respectively, of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2020, as a result of our great efforts to reduce costs and the decrease in costs of soda ash and fuel, our average cost of alumina per tonne decreased by approximately 8.8% from that in 2019.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 37% of our unit production cost for primary aluminum in 2020. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to, or the destruction of, production equipment and facilities. Our average annual electricity price per kWh (including tax) decreased by 4% from 2018 to 2019 and remained relatively stable from 2019 to 2020.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature, such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2020, we continued to focus on lowering production costs and increasing production efficiency through reducing raw material consumption by improving technology and internal management.

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

Our finance costs decreased by 10.0% from 2019 to 2020, primarily because the Company reduced the scale of its interest-bearing debts and optimized its financing costs to achieve the year-on-year decrease in financial costs. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.

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

Regulatory Environment

The PRC government continues to shape the structure and development of the aluminum industry through industry guidelines for energy conservation, safety, environmental and quality. The central and local PRC government will give more support to entities that meet the standards in such industry guidelines. If the PRC government changes its current industry guidelines or the interpretation of those industry guidelines, we may face pressure on profit margins and constraints on our ability to expand our business operations.

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

Cost of Sales

Our cost of sales consists primarily of the purchase of inventories in relation to trading activities, cost of raw materials, consumables and electric power used in manufacturing, the fixed cost of and employee benefit expenses.For the years ended December 31, 2018, 2019 and 2020, our cost of sales was RMB167,110.2 million, RMB178,068.1 million and RMB172,571.4 million, respectively, and accounted for 92.7%, 93.6% and 92.8%, respectively, of the total consolidated revenues for those periods.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses consist primarily of transportation and loading expenses, packaging expense and, to a lesser extent, port expenses and employee benefit expenses for employees in selling and distribution department. Selling and distribution expenses accounted for 33.4%, 23.9% and 17.3% of our total operating expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of early retirement benefit expenses, employee benefit expenses for directors and officers and employees in administrative department and, to a lesser extent, taxes other than income tax expenses, depreciation of non-production property, plant and equipment, provision for impairment of receivables, termination benefit expenses, operating lease rental expenses, travelling and entertainment, legal and other professional fees, amortization of right-of-use assets, utilities and office supplies, insurance expense, pollutants discharge fees, repairs and maintenance expenses, auditors’ remuneration, amortization of intangible assets, and others. General and administrative expenses accounted for 53.2%, 56.6% and 49.2% of our total operating expenses for the years ended December 31, 2018, 2019 and 2020, respectively. Employee benefit expenses, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes and termination benefit, comprise a significant component of our general and administrative expenses, accounting for 40.1%, 46.3% and 41.2% of our total general and administrative expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

Research and Development Expenses. Our research and development expenses accounted for 8.4%, 13.4% and 17.0% of our total operating expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

Impairment loss on property, plant and equipment. Our impairment loss on property, plant and equipment accounted for 0.6%, 3.7% and 4.9% of our total operating expenses for the years ended December 31, 2018, 2019 and 2020, respectively. The increase in impairment loss on property, plant and equipment in 2020 was primarily resulting from the impairment loss on the plant and production facilities of Shanxi Huasheng for its termination of production.

Impairment losses on financial assets. Our impairment losses on financial assets accounted for 11.6% of our total operating expenses for the year ended December 31, 2020.

Impairment losses on investments in joint ventures. We did not incur any impairment losses on investments in joint ventures for the year ended December 31, 2020.

Other Income

Our other income consists primarily of tax returns and grants on industrial development support from the government. For the year ended December 31, 2020, our other income was RMB139.6 million, and accounted for approximately 0.1% of the total consolidated revenues.

Other Gains, net

Our other net gains consisted primarily of gains on disposal of subsidiaries, gains on disposal of property, plant and equipment, gains on share of associates’ net assets, gains on disposal of joint venture or associates, gains on futures and gains on disposal of business. For the year ended December 31, 2020, our other net gains were RMB903.9 million, and accounted for approximately 0.5% of the total consolidated revenues.

Finance Income

Our finance income consists primarily of interest income. For the year ended December 31, 2020, our finance income was RMB226.9 million, and accounted for approximately 0.1% of the total consolidated revenues.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings and bonds. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the PBOC. The PBOC regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government’s efforts to regulate the PRC economy. In 2020, we incurred interest expense (net of capitalized interest) of RMB4,420.5 million on our borrowings.

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

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenues from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2018 (Restated)		2019 (Restated)		2020
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in millions, except percentage)
Revenue	180,350.9	100.0	190,215.4	100.0	185,994.3	28,504.9	100.0
Cost of Sales	(167,110.2)	(92.7)	(178,068.1)	(93.6)	(172,571.4)	(26,447.7)	(92.8)
Gross Profit	13,240.7	7.3	12,147.3	6.4	13,422.9	2,057.2	7.2
Selling and distribution expenses	(2,499.4)	(1.4)	(1,675.9)	(0.9)	(1,457.1)	(223.3)	(0.8)
General and administrative expenses	(3,980.5)	(2.2)	(3,971.9)	(2.1)	(4,156.9)	(637.1)	(2.2)
Research and development expenses	(626.9)	(0.3)	(940.8)	(0.5)	(1,434.1)	(219.8)	(0.8)
Impairment loss on property, plant and equipment	(46.5)	<0.1	(259.4)	(0.1)	(416.8)	(63.9)	(0.2)
Impairment losses on financial assets	(108.0)	(0.1)	(171.0)	(0.1)	(978.8)	(150.0)	(0.5)
Impairment losses on investments in joint ventures	(217.0)	(0.1)	—	—	—	—	—
Other income	135.4	0.1	84.6	<0.1	139.6	21.4	0.1
Other gains, net	925.1	0.5	1,247.5	0.7	903.9	138.5	0.5
Operating profit	6,823.0	3.8	6,460.4	3.4	6,022.7	923.0	3.2
Finance Income	492.3	0.3	261.2	0.1	226.9	34.8	0.1
Finance cost	(4,882.7)	(2.7)	(4,921.5)	(2.6)	(4,420.5)	(677.5)	(2.4)
Share of profits and losses of joint ventures	(199.5)	(0.1)	270.1	0.1	180.5	27.7	0.1
Share of profits and losses of associates	39.3	<0.1	48.8	<0.1	145.7	22.3	0.1
Profit before income tax	2,272.6	1.3	2,119.0	1.1	2,155.3	330.3	1.2
Income tax benefit/(expense)	(826.4)	(0.5)	(628.4)	(0.3)	(582.2)	(89.2)	(0.3)
Profit for the year	1,446.2	0.8	1,490.6	0.8	1,573.1	241.1	0.8

No customer individually accounted for more than 10% of our total revenue for the year ended December 31, 2020. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 11.2%, 13.0% and 17.2% of consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively. For information on related party transactions, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” and Note 36 to our audited consolidated financial statements.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenue

Our revenue decreased by 2.2% from RMB190,215.4 million for the year ended December 31, 2019 to RMB185,994.3 million for the year ended December 31, 2020, primarily due to the decrease in our trading business.

Cost of Sales

Our cost of sales decreased by 3.1% from RMB178,068.1 million for the year ended December 31, 2019 to RMB172,571.4 million for the year ended December 31, 2020, primarily due to the decrease in our trading business.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 13.1% from RMB1,675.9 million for the year ended December 31, 2019 to RMB1,457.1 million for the year ended December 31, 2020, primarily due to the decrease in our domestic transportation expenses of products.

General and Administrative Expenses

Our general and administrative expenses increased by 4.7% from RMB3,971.9 million for the year ended December 31, 2019 to RMB4,156.9 million for the year ended December 31, 2020, primarily due to the increase in the land use tax.

Research and Development Expenses

Our research and development expenses increased by 52.4% from RMB940.8 million for the year ended December 31, 2019 to RMB1,434.1 million for the year ended December 31, 2020, primarily due to the increase in investment in optimizing the electrolytic process of primary aluminum, improving the added value of aluminum fabrication products and developing the mid-to-high-end products.

Other Income

Other income increased by 64.9% from RMB84.6 million for the year ended December 31, 2019 to RMB139.6 million for the year ended December 31, 2020, primarily due to the increases in the government grants recorded under other income.

Other Gains, Net

Our net other gains decreased by 27.5% from RMB1,247.5 million for the year ended December 31, 2019 to RMB903.9 million for the year ended December 31, 2020, primarily because we had gains on disposal of certain subsidiaries, associates and business in 2019 while we did not have such disposals in 2020.

Finance Income

Our finance income decreased by 13.1% from RMB261.2 million for the year ended December 31, 2019 to RMB226.9 million for the year ended December 31, 2020, primarily due to the decrease in interest income resulting from the decrease in the wealth management products held by us.

Finance Costs

Our finance costs decreased by 10.2% from RMB4,921.5 million for the year ended December 31, 2019 to RMB4,420.5 million for the year ended December 31, 2020, primarily because we reduced the scale of our interest-bearing debts and utilized financings with lower interest rates.

Share of Profits and Losses of Joint Ventures

Our profit in our share of profits and losses of joint venture decreased by 33.2% from RMB270.1 million for the year ended December 31, 2019 to RMB180.5 million for the year ended December 31, 2020. This was primarily attributable to the decrease in the profitability of one of our joint ventures, which is an alumina refinery, as a result of the decrease in the alumina price in 2020.

Share of Profits and Losses of Associates

Our profit in our share of profits and losses of associates increased significantly from RMB48.8 million for the year ended December 31, 2019 to RMB145.7 million for the year ended December 31, 2020. This was primarily because we had new associates in December 2019 and the profits of such associates increased in 2020 due to the increase in the primary aluminum price.

Income Tax

Our income tax expense decreased by 7.4% from RMB628.4 million for the year ended December 31, 2019 to RMB582.2 million for the year ended December 31, 2020. This was mainly the adjustment on temporary differences for comprehensive tax rate in accordance with the latest preferential tax policies for the development of the western region.

Results of Operations

As a result of the foregoing, our net profit increased by 5.5% from RMB1,490.6 million for the year ended December 31, 2019 to RMB1,573.0 million for the year ended December 31, 2020.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenue

Our revenue increased by 5.5% from RMB 180,350.9 million for the year ended December 31, 2018, to RMB 190,215.4 million for the year ended December 31, 2019, primarily due to the increase in revenue generated from the sales of products sourced from external suppliers. Please see “- Discussion of Segment Operations — Year Ended December 31, 2019 Compared with Year Ended December 31, 2018 — Trading Segment” for discussion regarding sales of outsourced products in 2019 as compared to 2018.

Cost of Sales

Our cost of sales increased by 6.6% from RMB167,110.2 million for the year ended December 31, 2018, to RMB178,068.1 million for the year ended December 31, 2019, primarily due to the increase in the procurement costs from products sourced from external suppliers. Please see “- Discussion of Segment Operations - Year Ended December 31, 2019 Compared with Year Ended December 31, 2018 — Trading Segment” for detailed discussion regarding procurement of outsourced products in 2019 as compared to 2018.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 32.9% from RMB2,499.4 million for the year ended December 31, 2018, to RMB1,675.9 million for the year ended December 31, 2019, primarily due to the decrease in transportation expenses of products.

General and Administrative Expenses

Our general and administrative expenses remained stable from RMB3,980.5 million for the year ended December 31, 2018, to RMB3,971.9 million for the year ended December 31, 2019.

Research and Development Expenses

Our research and development expenses increased by 50.1% from RMB626.9 million in the year ended December 31, 2018 to RMB940.8 million for the year ended December 31, 2019, primarily due to the increase in investment in research and development of bauxite utilization improvement and high-quality alumina.

Other Income

Other income decreased by 37.5% from RMB135.4 million in the year ended December 31, 2018 to RMB84.6 million for the year ended December 31, 2019, primarily due to the decreases in the government grants recorded under other income.

Other Gains, Net

Our net other gains increased by 34.9% from RMB925.1 million for the year ended December 31, 2018 to RMB1,247.5 million for the year ended December 31, 2019, primarily due to the increase in gains from our investment in certain associates and the increase in gains on disposal of certain subsidiaries, associates and business, partially offset by the decrease in gains on re-measured equity value because we converted certain entities from joint ventures and associates to our subsidiaries in 2018 while we did not have such conversion in 2019. Please see “- Year Ended December 31, 2018 Compared with Year Ended December 31, 2017 — Other Gains, Net” for details of such conversion in 2018.

Finance Income

Our finance income decreased by 46.9% from RMB492.3 million for the year ended December 31, 2018 to RMB261.2 million for the year ended December 31, 2019, primarily due to the decrease in interest income resulting from the decrease in cash and cash equivalent held by us.

Finance Costs

Due to the increase of interest on lease liabilities as a result of the adoption of new accounting standards, although the expense of other interest decreased in 2019, our finance costs remained stable from RMB4,882.7 million for the year ended December 31, 2018 to RMB4,921.5 million for the year ended December 31, 2019.

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

Share of Profits and Losses of Associates

Our profit in our share of profits and losses of associates increased by 24.2% from RMB39.3 million for the year ended December 31, 2018 to RMB48.8 million for the year ended December 31, 2019. This was primarily attributable to improved operations of some of our associates that experienced losses in 2018.

Income Tax

Our income tax expense decreased by 24.0% from RMB826.4 million for the year ended December 31, 2018 to RMB628.4 million for the year ended December 31, 2019. This was mainly because we had deferred tax expenses in 2018 but deferred tax benefits in 2019.

Results of Operations

As a result of the foregoing, our net profit increased by 3.1% from RMB1,446.2 million for the year ended December 31, 2018 to RMB1,490.6 million for the year ended December 31, 2019.

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

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

	Year Ended December 31,
	2018 (Restated)	2019 (Restated)	2020	2020	2020	2020
	RMB	RMB	RMB	US$	%	%
	(in millions, except percentage)
Revenue
Alumina:
External sales	14,758.4	14,326.6	12,945.2	1,983.9	5.0	7.0
Inter-segment sales	29,392.5	29,573.4	29,436.9	4,511.4	11.4
Total	44,150.9	43,900.0	42,382.1	6,495.3	16.5
Primary aluminum:
External sales	41,344.3	37,394.6	40,430.6	6,196.3	15.7	21.7
Inter-segment sales	12,457.9	11,694.4	11,458.6	1,756.1	4.5
Total	53,802.2	49,089.0	51,889.2	7,952.4	20.2
Trading
External sales	116,757.0	131,058.5	125,334.2	19,208.3	48.7	67.4
Inter-segment sales	25,775.9	27,877.2	30,058.1	4,606.6	11.7
Total	142,532.9	158,935.7	155,392.3	23,814.9	60.4
Energy
External sales	7,037.0	7,109.8	6,940.4	1,063.7	2.7	3.7
Inter-segment sales	198.3	236.1	243.8	37.4	0.1
Total	7,235.3	7,345.9	7,184.2	1,101.0	2.8
Corporate and others
External sales	454.2	325.9	343.8	52.7	0.1	0.2
Inter-segment sales	213.0	167.1	105.8	16.2	<0.1
Total	667.2	493.0	449.6	68.9	0.2
Total Revenues before inter-segment eliminations	248,388.5	259,763.6	257,297.4	3,9432.6	100
Eliminations of inter-segment sales	(68,037.6)	(69,548.2)	(71,303.2)	(10,927.7)	(27.7)
Consolidated total revenues	180,350.9	190,215.4	185,994.2	28,504.9	72.3	100.0

The following table sets forth segment results before income tax by segment for the periods indicated:

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in millions)
Alumina:
Revenues	44,150.9	43,900.0	42,382.1	6,495.3
Cost and expenses(1)	(40,654.5)	(43,055.2)	(40,954.8)	(6,276.6)
Segment results(2)	3,496.4	844.8	1,427.3	218.7
Primary aluminum:
Revenues	53,802.2	49,089.0	51,889.2	7,952.4
Cost and expenses(1)	(54,731.5)	(48,401.8)	(49,866.0)	(7,642.3)
Segment results(2)	(929.3)	687.2	2,023.2	310.1
Trading:
Revenues	142,532.9	158,935.7	155,392.3	23,814.9
Cost and expenses(1)	(141,784.4)	(157,977.7)	(154,836.4)	(23,729.7)
Segment results(2)	748.5	958.0	555.9	85.2
Energy:
Revenues	7,235.3	7,345.9	7,184.2	1,101.0
Cost and expenses(1)	(7,209.3)	(6,942.4)	(7,261.4)	(1,112.9)
Segment results(2)	26.0	403.5	(77.2)	(11.8)
Corporate and others
Revenues	667.2	493.0	449.6	68.9
Cost and expenses(1)	(1,934.3)	(1,480.7)	(2,154.80)	(337.1)
Segment results(2)	(1,267.1)	(987.7)	(1,705.2)	(268.2)
Elimination(3)	198.0	213.2	(68.8)	(10.5)
Total profit before income tax	2,272.5	2,119.0	2,155.2	330.3

(1)                     Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.

(2)                     Segment results refer to profit before income tax.

(3)                     Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Alumina Segment

Revenues. Total revenue generated by the alumina segment decreased by 3.5% from RMB43,900.0 million for the year ended December 31, 2019 to RMB42,382.1 million for the year ended December 31, 2020, primarily due to the year-on-year decrease in the price of alumina.

Revenue from external sales of the alumina segment decreased by 9.6% from RMB14,326.6 million for the year ended December 31, 2019 to RMB12,945.2 million for the year ended December 31, 2020, primarily due to the year-on-year decrease in the price of alumina.

Revenue from inter-segment sales of the alumina segment slightly decreased by 0.5% from RMB29,573.4 million for the year ended December 31, 2019 to RMB29,436.9 million for the year ended December 31, 2020, primarily due to a decrease by 10.2% in the internal sale price of our self-produced alumina in 2020 as compared to that in 2019, partially offset by an increase by 3.4% in the volume of our self-produced alumina supplied with our own smelters in 2020 as compared to that in 2019.

Cost and expenses. The total cost and expenses for our alumina segment decreased by 4.9% from RMB43,055.2 million for the year ended December 31, 2019 to RMB40,954.8 million for the year ended December 31, 2020, primarily due to the decrease in the cost of alkali used in the alumina refining.

Segment results. The segment profit for our alumina segment increased by 69.0% from RMB844.8 million for the year ended December 31, 2019 to RMB1,427.3 million for the year ended December 31, 2020, primarily due to the decrease in the cost of alkali used in the alumina refining.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment increased by 5.7% from RMB49,089.0 million for the year ended December 31, 2019 to RMB51,899.2 million for the year ended December 31, 2020, primarily due to the increase in the price of primary aluminum.

Revenue from external sales of the primary aluminum segment increased by 8.1% from RMB37,394.6 million for the year ended December 31, 2019 to RMB40,430.6 million for the year ended December 31, 2020, primarily due to an increase by 2.2% in the average external selling prices for our self-produced primary aluminum and the increase by 35.5% in the sales volume of carbon anodes in 2020, as compared to those in 2019.

Revenue from inter-segment sales of primary aluminum segment decreased by 2.0% from RMB11,694.4 million for the year ended December 31, 2019 to RMB11,458.6 million for the year ended December 31, 2020, remaining relatively stable.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 3.0% from RMB48,401.8 million for the year ended December 31, 2019 to RMB49,866.0 million for the year ended December 31, 2020, primarily due to the decrease by approximately RMB260 million in the gains derived from disposal of capacity quotas of primary aluminum in 2020 and the increase by 35.5% in the sales volume of carbon anodes in 2020, as compared to that in 2019.

Segment results. We had a segment profit of RMB2,023.2 million for the year ended December 31, 2020, increasing significantly from a segment profit of RMB687.2 million for the year ended December 31, 2019. This was mainly due to the increase in the price of primary aluminum.

Trading Segment

Revenues. Total revenue generated by the trading segment decreased by 2.2% from RMB158,935.7 million for the year ended December 31, 2019 to RMB155,392.3 million for the year ended December 31, 2020, primarily due to the decrease by 70.3% in revenue from external trading of zinc ingots and the decrease by 51.7% in revenue from external trading of coking coal in 2020, as compared to those in 2019, partially offset by the increase by 15.1% in revenue from external trading of aluminum ingots in 2020, as compared to that in 2019.

Revenue from external sales of the trading segment decreased by 4.4% from RMB131,058.5 million for the year ended December 31, 2019 to RMB125,334.2 million for the year ended December 31, 2020, primarily due to the decrease by 70.3% in revenue from external trading of zinc ingots and the decrease by 51.7% in revenue from external trading of coking coal in 2020, as compared to those in 2019, partially offset by the increase by 15.1% in revenue from external trading of aluminum ingots in 2020, as compared to that in 2019.

Revenue from internal sales of the trading segment increased by 7.8% from RMB27,877.2 million for the year ended December 31, 2019 to RMB30,058.1 million for the year ended December 31, 2020, primarily due to the increase in the internal trading of alumina and bauxite.

Cost and expenses. The total cost and expenses for our trading segment decreased by 2.0% from RMB157,977.7 million for the year ended December 31, 2019 to RMB154,836.4 million for the year ended December 31, 2020, primarily due to primarily due to the decrease by 70.7% in the cost for trading of zinc ingots and the decrease by 58.4% in the cost for trading of coking coal in 2020, as compared to those in 2019, partially offset by the increase by 16.2% in the cost for trading of aluminum ingots in 2020, as compared to that in 2019.

Segment results. Our segment profit decreased by 42.0% from RMB958.0 million for the year ended December 31, 2019 to RMB555.9 million for the year ended December 31, 2020. This was mainly due to the decrease in the import volume of coking coal as affected by the COVID-19 pandemic.

Energy Segment

Revenues. Total revenue generated by the energy segment decreased by 2.2% from RMB7,345.9 million for the year ended December 31, 2019 to RMB7,184.2 million for the year ended December 31, 2020, primarily due to the decrease in coal prices.

Revenue from external sales of the energy segment decreased by 2.4% from RMB7,109.8 million for the year ended December 31, 2019 to RMB6,940.4 million for the year ended December 31, 2020, primarily due to the decrease in coal prices.

Revenue from internal sales of the energy segment increased from RMB236.1 million for the year ended December 31, 2019 to RMB243.8 million for the year ended December 31, 2020, remaining relatively stable.

Cost and expenses. The total cost and expenses for our energy segment increased by 4.6% from RMB6,942.4 million for the year ended December 31, 2019 to RMB7,261.4 million for the year ended December 31, 2020, primarily because we had gains on disposal of associates while we did not have such disposal in 2020.

Segment results. We recorded a segment loss of RMB77.2 million for the year ended December 31, 2020, whereas we had a segment profit of RMB403.5 million for the year ended December 31, 2019. This was primarily due to the decrease in the price of the coal during the year. In addition, we had gains on disposal of associates in 2019 while we did not have such disposal in 2020.

Corporate and Other Operating Segment

Revenues. Revenue from the corporate and other operating segment decreased by 8.8% from RMB493.0 million for the year ended December 31, 2019 to RMB449.6 million for the year ended December 31, 2020, primarily due to the decrease in business of an engineering company in this segment.

Segment results. We recorded a segment loss of RMB1,705.2 million for the year ended December 31, 2020, representing an increase of 77.2% from a segment loss of RMB987.7 million for the year ended December 31, 2019.This was mainly because we had gains from our investment in Yunnan Aluminum and Yixin Aluminum in 2019 and we made provision for impairment losses of certain long aging receivables in 2020.

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

Trading Segment

Revenues. Total revenue generated by the trading segment increased by 11.5% from RMB142,532.9 million for the year ended December 31, 2018 to RMB158,935.7 million for the year ended December 31, 2019, primarily due to the increases in trading volumes for external sales of outsourced primary aluminum, alumina and charred coal in 2019 by 159.2%, 119.8% and 40.0%, respectively, in comparison with 2018, partially offset by the decrease in trading volume of other non-ferrous metal products, such as copper and zinc.

Revenue from external sales of the trading segment increased by 12.2% from RMB116,757.0 million for the year ended December 31, 2018 to RMB131,058.5 million for the year ended December 31, 2019, primarily due to the increases in trading volumes for external sales of outsourced primary aluminum, alumina and charred coal in 2019 by 159.2%, 119.8% and 40.0%, respectively, in comparison with 2018, partially offset by the decrease in trading volume of other non-ferrous metal products, such as copper and zinc.

Revenue from internal sales of the trading segment increased by 8.2% from RMB25,775.9 million for the year ended December 31, 2018 to RMB27,877.2 million for the year ended December 31, 2019, primarily due to the increase in internal sales of bauxite as we imported more bauxite from suppliers overseas in 2019.

Cost and expenses. The total cost and expenses for our trading segment increased by 11.4% from RMB141,784.4 million for the year ended December 31, 2018 to RMB157,977.7million for the year ended December 31, 2019, primarily due to the increases in trading volumes for external sales of outsourced primary aluminum, alumina and charred coal in 2019 by 159.2%, 119.8% and 40.0%, respectively, in comparison with 2018, partially offset by the decrease in trading volume of other non-ferrous metal products, such as copper and zinc.

Segment results. Our segment profit increased by 28.0% from RMB748.5 million for the year ended December 31, 2018 to RMB958.0million for the year ended December 31, 2019. This was mainly due to the increase in trading volume of charred coal, which is of a relatively high gross profit margin.

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

As of December 31, 2020, our current assets amounted to RMB46,203.7 million, representing a decrease of 5.1% from RMB48,701.5 million as of December 31, 2019, primarily due to the decrease in the wealth management products held by us. As of December 31, 2020, our restricted cash and time deposits and cash and cash equivalents balance amounted to RMB10,687.2 million, representing an increase of 17.6% from RMB9,084.6 million as of December 31, 2019. As of December 31, 2020, our trade and notes receivable amounted to RMB9,293.2 million, representing an increase of 25.3% from RMB7,419.2 million as of December 31, 2019.

As of December 31, 2020, our current liabilities amounted to RMB62,627.2 million, representing a decrease of 9.5% from RMB69,203.1 million as of December 31, 2019. This is mainly due to our effort to optimize the maturity profile of the liabilities and minimize the scale of short-term bonds.

As of December 31, 2020, our net current liabilities amounted to RMB16,423.5 million, representing a decrease of 19.9% from RMB20,501.6 million as of December 31, 2019. As of December 31, 2020, our current ratio (current assets/current liabilities) was 0.74, compared with 0.70 as of December 31, 2019. Our quick ratio ((current assets - inventories - prepayments)/current liabilities) was 0.41 as of December 31, 2020, remained relatively stable compared to that as of December 31, 2019.

We have considered our available sources of funds as follows:

•                                          Our expected net cash inflows from operating activities in 2021;

•                                          As of December 31, 2020, we had total banking facilities of approximately RMB207,605 million, of which RMB51,287 million had been utilized and unutilized banking facilities amounted to RMB156,318 million as of December 31, 2020, among which, banking facilities of approximately RMB130,371 million will be subject to renewal during the next 12 months from January 1, 2021. We are confident that all banking facilities can be renewed upon their expiration based on our past experience with banks and our good credit standing;

•                                          Bond facilities registered with National Association of Financial Market Institutional Investors but not utilized; and

•                                          Other available sources of financing from banks and other financial institutions based on our good credit history.

We believe that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from December 31, 2020. The Board therefore continues to adopt the going concern basis in preparing these financial statements.

Cash Flows and Working Capital

The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

	Year Ended December 31,
	2018 (Restated)	2019 (Restated)	2020	2020
	RMB	RMB	RMB	US$
	(in millions)
Net cash flows generated from operating activities	13,021.7	12,491.7	14,881.3	2,280.7
Net cash flows (used in)/generated from investing activities	(5,530.7)	(13,395.8)	1,932.8	296.2
Net cash flows used in financing activities	(16,280.6)	(10,474.0)	(15,773.4)	(2,417.4)
Net increase/(decrease) in cash and cash equivalents	(8,789.6)	(11,378.1)	1,040.7	159.5

Net Cash Flows Generated from Operating Activities

For the year ended December 31, 2020, we had cash inflows after changes in working capital and adjustment for non-cash items and non-operating cash items of RMB15,678.7 million and net cash generated from operating activities of RMB14,881.3 million. The adjustment primarily consisted of non-cash and non-operating activities items such as depreciation of property, plant and equipment of RMB7,152.2 million, finance cost of RMB4,420.5 million and impairment loss of inventory of RMB1,321.4 million and outflows of RMB1,059.5 million for changes in working capital and outflows of income tax of RMB797.3 million. The outflows from changes in working capital consisted primarily of (i) an increase in trade and notes receivables of RMB3,867.9 million and (ii) an increase in inventories of RMB1,668.3 million, and partially offset by (i) an increase in trade and notes payables of RMB3,009.5 million and (ii) an increase in other payables and accrued liabilities of RMB1,879.4 million.

For the year ended December 31, 2019, we had cash inflows after changes in working capital and  adjustment for non-cash items and non-operating cash items of RMB13,043.1 million and net cash generated from operating activities of RMB12,491.7 million. The adjustment primarily consisted of non-cash and non-operating activities items such as depreciation of property, plant and equipment of RMB7,100.8 million, finance cost of RMB4,921.5 million, impairment loss of inventory of RMB1,163.3 million and depreciation of right-of-use assets of RMB1,075.8 million, outflows of RMB2,546.3 million for changes in working capital and outflows of income tax of RMB551.4 million. The outflows from changes in working capital consisted primarily of (i) a decrease in trade and notes payables of RMB1,405.6 million and (ii) an increase in trade and notes receivables of RMB1,169.3 million, and partially offset by (i) a decrease in restricted cash of RMB859.5 million and (ii) a decrease in other non-current assets of RMB547.9 million.

For the year ended December 31, 2018, we had cash inflows after changes in working capital and adjustment for non-cash items and non-operating cash items of RMB13,971.8 million and net cash generated from operating activities of RMB13,021.7 million. The adjustment primarily consisted of non-cash and non-operating activities items such as depreciation of property, plant and equipment of RMB7,505.7 million and finance cost of RMB4,882.7 million, and outflows of RMB2,629.5 million for changes in working capital and outflows of income tax of RMB950.1 million. The outflows from changes in working capital consisted primarily of (i) an increase in trade and notes receivables of RMB2,559.3 million, (ii) an increase in inventories of RMB1,051.6 million and (iii) a decrease in other payables and accrued liabilities of RMB951.6 million, and partially offset by a decrease in other current assets of RMB852.9 million.

Net Cash Flows (Used in)/Generated from Investing Activities

We recorded net cash flows generated from investing activities of RMB1,932.8 million for the year ended December 31, 2020 while we recorded net cash flows used in investing activities of RMB13,395.8 million for the year ended December 31, 2019, primarily due to the decrease in the financial products held by us and the decrease in our investment in project construction. In 2018, we had net cash flows used in investing activities of RMB5,530.7 million.

Net Cash Flows Used in Financing Activities

The net cash flows used in financing activities increased by 33.6% from RMB10,474.0 million for the year ended December 31, 2019 to RMB15,773.4 million for the year ended December 31, 2020, primarily due to the year-on-year increase in net repayment of debts by the Company during the year. Our net cash used in financing activities for the year ended December 31, 2020, consisted primarily of repayments of short-term and long-term loans of RMB43,111.5 million, repayments of bonds and notes of RMB30,638.8 million and repayment of gold leasing arrangements of RMB6,921.9 million, partially offset by drawdown of short-term and long-term loans of RMB46,021.4 million and proceeds from issuance of short-term bonds and medium-term notes (net of issuance costs) of RMB25,900.0 million.

The net cash flows used in financing activities decreased by 35.7% from RMB16,280.6 million for the year ended December 31, 2018 to RMB10,474.0 million for the year ended December 31, 2019, primarily due to the decrease in net repayment of our debts. Our net cash used in financing activities for the year ended December 31, 2019, consisted primarily of repayments of short-term and long-term loans of RMB66,105.4 million and repayments of bonds and notes of RMB22,400.0 million, partially offset by drawdown of short-term and long-term loans of RMB40,669.2 million, proceeds from issuance of short-term bonds and medium-term notes (net of issuance costs) of RMB37,974.4 million and proceeds from gold leasing arrangements of RMB6,921.9 million.

Loans and Borrowings

During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2019 and 2020, our gearing ratio (net debts/total capital attributable to owners of the parent as defined in Note 37.3 to our audited consolidated financial statements) was approximately 69% and 67%, respectively.

	As of December 31,
	2019 (Restated)	2020	2020
	RMB	RMB	US$
	(in millions)
Short-term loans and borrowings
Short-term bank and other loans	21,238.2	20,738.0	3,178.2
Short-term bonds, unsecured	9,331.5	2,411.3	369.5
Gold leasing arrangements	7,018.6	—	—
Current portion of lease liabilities	1,358.7	828.3	127.0
Current portion of medium-term notes	—	7,100.7	1,088.2
Current portion of long-term bank and other loans	3,339.7	3,629.0	556.2
Sub-total	42,286.7	34,707.3	5,319.1
Long-term loans and borrowings
Lease liabilities	8,369.3	7,086.2	1,086.0
Long-term bank and other loans	38,835.9	43,014.6	6,592.3
Medium-term notes and bonds and long-term bonds and private placement notes	16,736.8	18,975.4	2,908.1
Less:
Current portion of lease liabilities	(1,358.7)	(828.3)	(126.9)
Current portion of medium-term notes and long-term bonds	—	(7,100.7)	(1,088.2)
Current portion of long-term bank and other loans	(3,339.7)	(3,629.0)	(556.2)
Sub-total	59,243.6	57,518.2	8,815.0
Total borrowings	101,530.3	92,225.5	14,134.2
Less: Bank balances and cash	9,084.6	10,687.2	1,637.9
Net	92,445.7	81,538.3	12,496.3

Bank and Other Loans

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2020 was 3.46%. Our short-term bank and other loans will mature within one year.

The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2020 was 4.9%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2020. The following table sets forth the amounts of the contractual undiscounted cash flows:

	As of December 31, 2020
	RMB	US$
	(in millions)
Within 1 year	3,629.0	556.2
Between 1 and 2 years	6,702.7	1,027.2
Between 2 and 5 years	15,638.1	2,396.6
Over 5 years	17,044.8	2,612.2
Total	43,014.6	6,592.2

As of December 31, 2020, we had secured loans of RMB10,080.0 million (including long-term and short-term loans). As of December 31, 2020, long-term loans and borrowings amounting to RMB6,888 million (current portion of RMB912 million and non-current portion of RMB5,976 million) were secured by the contractual right to charge users for electricity generated in the future and no short-term loans and borrowings were secured by letters of credit.

As of December 31, 2020, we had foreign currency denominated loans with a principal amount of RMB15 million in Japanese Yen and RMB1,312 million in U.S. dollars.

Notes and Bonds

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium-term notes as of December 31, 2020:

	Face value/maturity	Effective interest rate	December 31, 2020
	(RMB in thousands)
2018 Medium-term notes	2,000,000/2021	5.84%	1,998,802
2019 Medium-term bonds	2,000,000/2024	4.31%	1,985,264
2018 Medium-term bonds	1,100,000/2021	4.66%	1,099,284
2018 Medium-term bonds	900,000/2023	5.06%	898,807
2018 Medium-term bonds	1,400,000/2021	4.30%	1,398,160
2018 Medium-term bonds	1,600,000/2023	4.57%	1,597,071
2019 Medium-term bonds	2,000,000/2022	3.84%	1,999,196
2019 Medium-term bonds	1,000,000/2022	3.50%	1,997,265
2019 Medium-term bonds	900,000/2023	4.99%	999,623
2020 Medium-term bonds	900,000/2023	3.04%	897,972
2020 Medium-term bonds	500,000/2025	3.31%	499,853
2020 Medium-term bonds	1,000,000/2023	3.07%	999,617
2018 Hong Kong Medium-term bonds	2,785,840/2021	5.25%	2,604,465

Total			18,975,379

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2020:

	Face value /maturity	Effective interest rate	December 31, 2020
	(RMB in thousands)
Short-term bonds	500,000/2021	1.40%	501,781
Short-term bonds	1,000,000/2021	2.30%	1,002,925
Short-term bonds	500,000/2021	1.20%	500,553
Short-term bonds	400,000/2021	2.46%	405,997

Total			2,411,256

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

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures for the years ended 2018, 2019 and 2020, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:

	Year Ended December 31
	2018		2019		2020
	RMB	%	RMB	%	RMB	%
	(in millions, except percentage)
Alumina	2,663.0	29.2	6,799.4	56.9	2,319.4	50.1
Primary aluminum	4,603.3	50.4	3,330.7	28.3	1,072.6	23.2
Trading	103.5	1.1	134.7	1.1	329.4	7.1
Energy	1,613.2	17.7	1,449.6	12.3	881.8	19.1
Corporate and others	144.0	1.6	166.0	1.4	25.4	0.5
Total	9,127.1	100.0	11,780.4	100.0	4,628.7	100.0

In 2020, we spent approximately RMB4,628.7 million of our capital expenditures (excluding equity interest investments) primarily in investments in construction, transformation and upgrading of projects, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development. Our total capital expenditure decreased by 60.7% from 2019 to 2020, primarily due to the completion of most of our material projects in 2020.

We expect our estimated capital expenditures in 2021 to be a total of approximately RMB4.1 billion, primarily for infrastructure and technology upgrading.

As of December 31, 2020, our Group’s contractual but not provided capital commitment to fixed assets investment amounted to RMB1,437.4 million.

As of December 31, 2020, our commitments to make capital contribution to our associates and joint ventures amounted to RMB761.8 million, comprised of the capital contributions of RMB400 million to Chinalco Overseas Development Co., Ltd., RMB320 million to Yunnan Aluminum, RMB8 million to Loudi Zhongyu New Materials Co., Ltd., RMB6 million to Chalco Tendering Company Limited and RMB28 million to Shanxi Qinlv Taiyue New Materials Co., Ltd., respectively.

We expect to use primarily operating cash flow in meeting such commitments with the shortfall to be satisfied by proceeds of bank loans, short-term and long-term bonds and medium-term notes.

C.            Research and Development

For the years ended December 31, 2018, 2019 and 2020, we have had a department responsible for organizing and coordinating the research and development efforts of the Company, and the Zhengzhou Institute, the only professional research institute in China dedicated to the research and development of aluminum smelting technologies, has been responsible for taking the lead in the research and development of important and key technologies for our operations and providing technology services for our plants. The technology centers at our plants focus on providing solutions for specific issues of each plant and applying our developed technologies. Each of the plants also has opportunities to participate in operational testing and pilot industrialization relating to research and development of important and key technologies. We also collaborate with universities and other research institutions in China on some of our complicated projects.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020, that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements material to investors that have or are reasonably likely to have a current or future effect on our financial condition, our changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2020:

	Payment due by period
	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter
	(RMB in millions)
Lease liabilities, including current portion	12,597.2	1,151.3	473.4	1,263.8	9,708.7
Long-term bank and other loans, including current portion	43,014.6	3,629.0	6,702.7	15,638.1	17,044.8
Medium-term notes and bonds, including current portion	19,010.0	7,110,0	3,000.0	6,900.0	2,000.0
Short-term bonds	2,400.0	2,400.0	—	—	—
Gold leasing arrangement	—	—	—	—	—
Short-term bank and other loans	20,738.0	20,738.0	—	—	—
Interest payables for loans and borrowings	11,126.4	2,935.4	2,105.8	4,046.1	2,039.1
Financial liabilities at fair value through profit or loss	26.7	26.7	—	—	—
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,454.1	8,454.1	—	—	—
Financial liabilities included in other non-current liabilities	1,036.9	—	194.6	74.4	767.9
Trade and notes payables	15,440.9	15,440.9	—	—	—
Subtotal	133,844.8	61,885.4	12,476.6	27,922.4	31,560.5
Capital commitments on property, plant and equipment	1,437.4	N/A	N/A	N/A	N/A
Commitments for capital contribution	761.8	N/A	N/A	N/A	N/A
Total	2,199.2

G.            Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

Item 6.   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The seventh session of our Board currently consists of six directors, including one executive director, two non-executive directors and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People’s Republic of China, 100082.

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

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2020, and up to date of this annual report.

Name	Age	Positions with the Company
Executive Directors(1)
Lu Dongliang(2)	47	Executive Director and Chairman of the Board (resigned)
He Zhihui(3)	58	Executive Director and President (resigned)
Jiang Yinggang(4)	57	Executive Director and Senior Vice President (passed away)
Zhu Runzhou(5)	56	Executive Director and President
Non-executive Directors(6)
Ao Hong(7)	59	Non-executive Director and Acting Chairman
Wang Jun	55	Non-executive Director
Independent Non-executive Directors(8)
Chen Lijie	66	Independent Non-executive Director
Hu Shihai	66	Independent Non-executive Director
Lie-A-Cheong Tai Chong, David	61	Independent Non-executive Director

(1)                                 As of the date of this annual report, we had one executive director.

(2)                                 On May 14, 2020, Mr. Lu Dongliang resigned from the positions of the chairman of the Board and the executive director of the Company and from all other positions in each of the special committees under the Board.

(3)                                 On October 21, 2020, Mr. He Zhihui resigned from an executive director and president of the Company and from all other positions in each of the special committees under the Board.

(4)                                 On August 31, 2020, Mr. Jiang Yinggang passed away due to illness.

(5)                                 On October 21, 2020, the appointment of Mr. Zhu Runzhou as the president of the Company and the resignation of Mr. Zhu Runzhou as a vice president of the Company were approved at the 11th meeting of the seventh session of the Board.

(6)                                 As of the date of this annual report, we had two non-executive directors.

(7)                                 On May 14, 2020, due to the resignation of Mr. Lu Dongliang, the Board unanimously recommended Mr. Ao Hong as the acting chairman until the election of a new chairman of the Board.

(8)                                 As of the date of this annual report, we had three independent non-executive directors.

Executive Director

Zhu Runzhou, aged 56, is currently an executive director and president of the Company. Mr. Zhu graduated from Wuhan University, majoring in software engineering, with a master’s degree in engineering. He is a professor-level senior engineer. Mr. Zhu successively served as the deputy chief engineer of Gansu Jingyuan Power Plant, the chairman of Baiyin Huadian Water Supply Co., Ltd., head of Guodian Guizhou Kaili Power Plant, director of the preparatory office of the technical transformation program of Guodian in Duyun City, deputy general manager of Guodian Guizhou Branch, deputy general manager of Guodian Yunnan Branch and general manager of Guodian Power Xuanwei Power Generation Co., Ltd., general manager of Guodian Guangxi Branch, deputy general manager of the energy management department of the Company and deputy general manager of Chalco Energy, a director, general manager and chairman of Ningxia Energy, and the general manager of Chalco Xinjiang Aluminum Power Co., Ltd, and an executive director and vice president of the Company.

Non-Executive Directors

Ao Hong, aged 59, is currently an acting chairman and a legal representative of the Company and a non-executive director of the Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd., the chairman of Guorui Electronics Co., Ltd., the chairman of Guo Jing Micro-electronic Holding, Limited in Hong Kong, a deputy general manager of Chinalco. He also successively served as the chairman of the supervisory committee of the Company, chairman of the labor union of Chinalco, the dean of Chinalco Research Institute of Science and Technology and the chairman of China Rare Earth Co., Ltd. and an executive director and the president of the Company. Mr. Ao is currently also a director and the full-time deputy secretary of the Communist Party Committee of Chinalco.

Wang Jun, aged 55, is currently a non-executive director of the Company. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, he is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as an engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd., deputy manager of the real estate development department of China Yanxing Company, senior deputy manager of the equity management department, and senior manager of the business management department, senior manager, deputy general manager and general manager of the custody and settlement department in China Cinda Asset Management Co., Ltd. and general manager of the equity management department of China Cinda Asset Management Co. Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd. Mr. Wang also serves as a director of China Nuclear Engineering Corporation Limited currently.

Independent Non-Executive Directors

Chen Lijie, aged 66, is currently an independent non-executive director of the Company. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation. Ms. Chen is currently also an independent director of Beijing Empyrean Software Co., Ltd.

Hu Shihai, aged 66, is currently an independent non-executive director of the Company. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in the power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant, deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant, manager of the production department and assistant to the general manager of Huaneng Power International, Inc. and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group.

Lie-A-Cheong Tai Chong, David, aged 61, honored with the Silver Bauhinia Star (SBS), Officier de l’Ordre National du Merite and Justice of Peace. Mr. Lie is currently an independent non-executive director of the Company. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th, 11th and 13th Chinese People’s Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convener cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region (“HKSAR”). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited and Harbour Centre Development Limited, both of which are listed companies in Hong Kong.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Ye Guohua, Ms. Shan Shulan, Mr. Guan Xiaoguang and Mr. Yue Xuguang.

The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2020, and up to the date of this annual report.

Name(1)	Age	Positions with the Company
Ye Guohua	52	Chairman of Supervisory Committee
Shan Shulan	49	Supervisor
Ou Xiaowu(2)	56	Supervisor (resigned)
Guan Xiaoguang	50	Supervisor
Yue Xuguang	57	Supervisor

(1)                                 As of the date of this annual report, we had four supervisors.

(2)                                 On October 22, 2020, Mr. Ou Xiaowu resigned as a supervisor of the Company.

Ye Guohua, aged 52, is currently the chairman of the supervisory committee of the Company. Mr. Ye graduated from Shanghai University of Finance and Economics, majoring in accounting, with a bachelor’s degree in economics and is a senior accountant. Mr. Ye has extensive experience in financial management and accounting. He successively served as the director of accounting department of the refinery of Shanghai Gaoqiao Petrochemical Company, the deputy chief accountant and head of accounting department of Sinopec Shanghai Gaoqiao Branch, the chief financial officer, executive director, a member of the Party Committee, deputy general manager of Sinopec Shanghai Petrochemical Company Limited, the director of accounting department of China Petroleum & Chemical Group Corporation, the chairman of Century Bright International Investment Company, the chairman of Sinopec Insurance Limited, the vice chairman of Taiping & Sinopec Financial Leasing Co., Ltd., a director of Sinopec Finance Co., Ltd., and a director of Sinopec Oilfield Service Corporation. Mr. Ye is also a member of the Communist Party Committee and the chief accountant of Chinalco, and the chairman of Chinalco High-end Manufacturing Co., Ltd.

Shan Shulan, aged 49, is currently a supervisor of the Company. Ms. Shan graduated from Beijing Institute of Light Industry, majoring in industrial corporate management, with a bachelor’s degree in engineering. She is a certified public accountant and statistician. Ms. Shan has extensive experience in accounting, finance management and other fields. She successively served as an economic analyst at the economic research office of Beijing Glass Instruments Plant, the financial manager of Beijing CEMFIL Glass Fiber Co. Ltd. under Saint-Gobain in China, the financial manager for Beijing region of Carrefour (China) Co., Ltd., the financial manager for China region of Baker Hughes Centrilift, the financial manager for China region of Microsoft Research Asia (China), and the business director and deputy head of budget division and the head of budget assessment division of the finance department of Chinalco. Ms. Shan currently serves as the deputy director of the finance department of Chinalco. She also concurrently serves as a supervisor of Chinalco Innovative Development Investment Company Limited and a director of Aluminum Corporation of China Overseas Holdings Limited and China Aluminum Insurance Broker (Beijing) Co., Ltd.

Guan Xiaoguang, aged 50, is currently a supervisor of the Company and the general manager of the general affairs department of the Company. Mr. Guan holds a master’s degree in business administration from Peking University. He is a senior economist with rich experience in human resources management and political work. Mr. Guan successively served as a cadre of the personnel division and deputy secretary of the Youth League Committee of the North China University of Technology, deputy secretary of the Youth League Committee of the attached agencies directly under the China Nonferrous Metals Industry Corporation, deputy director and director of the Investment Management Office of the China Nonferrous Metals Industry Association, head of business and deputy director of the office of the expert advisory committee of Chinalco, manager of the talent development and training division of the human resources department of the Company, head and deputy director of the talent development and training division of the human resources department (veteran cadre work department) of Chinalco, deputy secretary of the Party committee, chairman of the labor union and supervisor of Shandong Aluminum Co., Ltd. and deputy general manager and general manager of the president’s office (the office of the Party committee (discipline inspection commission)) of the Company.

Yue Xuguang, aged 57, is currently a supervisor of the Company. Mr. Yue graduated from Kunming Institute of Technology with a bachelor degree in engineering majoring in mineral census and exploration. He is a senior economist. He has rich experience in human resources management. Mr. Yue successively served as the deputy head of the coordination division of the labor insurance bureau and the head of the labor management division of the personnel and education department of China Nonferrous Metals Industry Corporation, the deputy head of the general division of the personnel office of State Bureau of Nonferrous Metal Industry (enjoying the head-level treatment), the deputy head of the personnel department of Chinalco, the head of the labor division of the personnel department of Chinalco, the manager of the remuneration management division of the human resources department of the Company, the head of the general division of the general office of Chinalco, the manager of the general division of the capital operating department of the Company, the deputy general manager and general manager of the human resources department of the Company, the deputy head (departmental head level) of the human resources department (veteran cadre work department) of Chinalco, the secretary of the party committee and deputy general manager of Chinalco Asset Operation and Management Co., Ltd. and the general manager of the human resources department of the Company.

Senior Management

The table and discussion below set forth certain information concerning other members of senior management during the year ended December 31, 2020, and up to the date of this annual report.

Name	Age	Positions with the Company
Wu Maosen	57	Vice President
Tian Yong(1)	61	Vice President (resigned)
Wang Jun	50	Chief Financial Officer and Secretary to the Board

(1)                                 Mr. Tian Yong resigned from the position of the vice president of the Company on February 27, 2020.

Wu Maosen, aged 57, is currently a vice president of the Company. Mr. Wu graduated from Dalian Railway College with a bachelor’s degree in engineering, majoring in welding technology and equipment. He is a senior engineer with excellent performance. Mr. Wu has extensive experience in corporate management. He has successively served as the deputy head of the alumina branch, the deputy head of the overhauling branch and the director of the transport department of Shanxi Aluminum Plant, the assistant to the general manager of our Shanxi branch, the deputy commander-in-chief of the engineering and construction command department of Chalco Shanxi, a deputy general manager of Shanxi Huaze, the deputy head and head of Shanxi Aluminum Plant, a director and a general manager and the secretary of the Party Committee of Qinghai Huanghe Hydropower Regeneration Aluminum Co., Ltd., the secretary of the Party Committee, an executive director and general manager of Chalco Asset Operation and Management Company and successively served as an executive director of Chalco Shanghai, an executive director and the general manager of Chalco Industrial Development Co., Ltd., the chairman of the board of Huaxi Aluminum, the chairman of the board and the general manager of Chalco Investment and Development Co., Ltd., the deputy team- leader of the team aiming at making up deficits and shaking off dilemma, transforming and upgrading of our Shanxi branch and Shanxi Aluminum Plant and the chairman and an executive director of the board of Chinalco Research Institute of Science and Technology Co., Ltd.

Wang Jun, aged 50, is currently the chief financial officer and the secretary to the Board (company secretary) of the Company. Mr. Wang obtained a master’s degree in business administration from Tsinghua University. He is a senior accountant and a member of the Chartered Institute of Management Accountants (CIMA). He has also been recognized as a national top accounting leading talent. Mr. Wang has worked in grassroots units, overseas companies, listed companies and various departments of the group, and has extensive experience in financial accounting, fund management and capital operation. Mr. Wang successively served as a director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited, the deputy chief accountant, general manager of finance department and capital operating department of Chinalco and a supervisor of the Company. Mr. Wang currently also serves as a director of Chinalco Finance and a director of Aluminum Corporation of China Overseas Holdings Limited.

B.            Compensation

Executive Compensation

Executive directors are entitled to a director’s fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director’s fees. In 2020, the aggregate amount of cash compensation paid by us to our directors, supervisors and other members of senior management for services performed in connection with their respective capacities above was approximately RMB3.1 million, RMB1.8 million and RMB1.9 million, respectively. Our executive directors and supervisors who are employees also receive compensation in forms including allowances, subsidies and medical care, maternity, unemployment, occupational injury and other benefits. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2020 are as follows:

Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total
	RMB(’000)	RMB(’000)	RMB(’000)	RMB(’000)	RMB(’000)
Directors
Executive Directors
Lu Dongliang(1)	—	—	—	—	—
He Zhihui(2)	—	866	—	37	903
Jiang Yinggang(3)	—	562	—	31	593
Zhu Runzhou	—	894	—	44	938

Non-Executive Directors
Ao Hong	—	—	—	—	—
Wang Jun(4)	50	—	—	—	50
Independent Non-Executive Directors
Lie-A-Cheong Tai Chong, David	211	—	—	—	211
Chen Lijie	211	—	—	—	211
Hu Shihai	211	—	—	—	211
Subtotal	683	2,322	—	112	3,117

Supervisors
Ye Guohua	—	—	—	—	—
Ou Xiaowu(5)	—	134	—	7	141
Shan Shulan	—	—	—	—	—
Guan Xiaoguang	—	770	—	44	814
Yue Xuguang	—	770	—	44	814
Subtotal	—	1,674	—	95	1,769

Total	683	3,996	—	207	4,886

(1)                                 On May 14, 2020, Mr. Lu Dongliang resigned from the chairman of the Board and the executive director of the Company.

(2)                                 On October 21, 2020, Mr. He Zhihui resigned from an executive director and president of the Company.

(3)                                 On August 31, 2020, Mr. Jiang Yinggang passed away due to illness.

(4)                                 Mr. Wang Jun issued a voluntary waiver of director’s remuneration to the Company, according to which Mr. Wang voluntarily has waived his remuneration for his service as a director of the Company since May 2020.

(5)                                 On October 22, 2020, Mr. Ou Xiaowu resigned as a supervisor of the Company and was reassigned to the Company as the deputy secretary of the party committee and the secretary of the disciplinary committee.

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

Name	Held Position Since	Expiration of Term
Zhu Runzhou	December 11, 2018	June 30, 2022
Ao Hong	February 13, 2018	June 30, 2022
Wang Jun	June 27, 2013	June 30, 2022
Chen Lijie	February 26, 2015	June 30, 2021
Hu Shihai	June 25, 2015	June 30, 2021
Lie-A-Cheong Tai Chong, David	December 29, 2015	June 30, 2021
Ye Guohua	December 11, 2018	June 30, 2022
Shan Shulan	February 20, 2019	June 30, 2022
Guan Xiaoguang	June 25, 2019	June 30, 2022
Yue Xuguang	December 10, 2019	June 30, 2022

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

Remuneration Committee

As at the date of this annual report, our remuneration committee consists of one non-executive director, namely Mr. Ao Hong, and two independent non-executive directors, namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Hu Shihai is the chairman of the remuneration committee. The primary duties of our remuneration committee as set out in the committee charter include: preparing the remuneration management scheme and remuneration proposal for directors, employee-representative supervisors and senior management, and providing suggestions to the Board; preparing measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and providing suggestions to the Board; monitoring the implementation of the remuneration system of our Company; reviewing senior management’s fulfilment of duties and conducting performance assessments; and other functions and authorities delegated by the Board. In 2020, the remuneration committee convened one meeting to consider and approve remuneration standards for 2020 for our directors, supervisors and other senior management members.

We follow our home country practice in relation to the composition of our remuneration committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee which must be composed entirely of independent directors.

Nomination Committee

As at the date of this annual report, our nomination committee consists of three independent non-executive directors, namely Mr. Lie-A-Cheong Tai Chong, David, Mr. Hu Shihai and Ms. Chen Lijie. The primary duties of our nomination committee as set out in the committee charter include: studying the selection standards and procedures for directors, senior management and members of special committees under the Board and providing suggestions to the Board; reviewing the qualification of candidates for directors, senior management and members of special committees under the Board and providing advice on inspection and appointment; assessing the independence of independent non-executive directors; and other functions and authorities delegated by the Board.

We follow our home country practice in relation to the composition of our nomination committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nomination committee which must be composed entirely of independent directors.

Development and Planning Committee

As at the date of this annual report, our development and planning committee consists of one executive director, namely Mr. Zhu Runzhou and one independent non-executive director, namely Mr. Hu Shihai. In accordance with the committee charter, the committee reviews and assesses our strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns.

Occupational Health and Safety and Environmental Committee

As at the date of this annual report, our occupational health and safety and environmental committee consists of one non-executive director, namely Mr. Wang Jun. This committee considers our annual planning on health, environmental protection and safety, supervises our implementation of the planning on health, environmental protection and safety initiatives, makes inquiries into serious incidents and inspects and supervises the handling of such incidents and makes recommendations to the Board on major decisions on health, environmental protection and safety.

Supervisory Committee

As at the date of this annual report, our supervisory committee consists of four supervisors, namely Mr. Ye Guohua and Ms. Shan Shulan as our shareholder representative supervisors and Mr. Guan Xiaoguang and Mr. Yue Xuguang as our employee representative supervisors. Mr. Ou Xiaowu was appointed as a shareholder representative supervisor in December 2019 and resigned in October 2020 due to work re-arrangement.

Mr. Ye Guohua is the chairman of our supervisory committee. The term of all members of the supervisory committee will expire upon the election of the eighth session of supervisory committee at the general meeting and employees’ representatives meeting of the Company by the end of June 2022. The primary duties of our supervisory committee include: inspecting implementation of resolutions of the general meetings; inspecting legal compliance of our operations; inspecting our financial activities; inspecting the utilization of proceeds raised by us; inspecting the acquisitions and disposals of our assets; inspecting our connected transactions; and reviewing self-assessment report on internal control.

D.                                    Employees

As of December 31, 2018, 2019 and 2020, we had 65,211, 65,507 and 63,007 employees, respectively. The number of our employees decreased from 2019 to 2020, which was mainly due to optimize staffing and normal retirement. The table below sets forth the number of our employees by function and location as of the periods indicated:

	As of December 31,
Function	2018		2019		2020
		(%)		(%)		(%)
Alumina production	28,038	43.00	28,437	43.41	24,485	38.86
Primary aluminum production	23,630	36.24	22,189	33.87	22,612	35.89
Mining operation	2,700	4.14	3,996	6.10	4,721	7.49
Research and development	1,024	1.57	1,101	1.68	783	1.24
Sales and marketing	548	0.84	819	1.25	643	1.02
Energy	5,997	9.20	6,017	9.19	6,833	10.84
Management and others(1)	3,274	5.02	2,948	4.50	2,930	4.65
Total	65,211	100.0	65,507	100.0	63,007	100.0

(1)                     Excluding our management personnel for alumina production, and primary aluminum production.

Location	Employees	% of Total
Shandong	5,749	9.12
Chalco Shandong	5,547	8.80
Shandong Huayu	202	0.32
Henan	10,087	16.01
Chalco Mining	5,493	8.72
Zhongzhou Aluminum	3,935	6.25
Zhengzhou Institute	659	1.05
Guizhou	6,684	10.61
Guizhou Huajin	2,912	4.62
Guizhou branch	2,123	3.37
Zunyi Aluminum	814	1.29
Guizhou Huaren	835	1.33
Guangxi	3,310	5.25
Guangxi branch	2,642	4.19
Guangxi Huasheng	668	1.06
Shanxi	11,765	18.67
Shanxi branch	2,203	3.50
Shanxi Huasheng	731	1.16
Shanxi New Material	6,279	9.97
Shanxi Zhongrun	949	1.51
Shanxi Huaxing	1,098	1.74
Xinghua Technology	505	0.80
Gansu	5,648	8.96
Lanzhou Aluminum	2,703	4.29
Gansu Hualu	1,054	1.67
Liancheng branch	1,891	3.00
Liaoning	1,274	2.02
Fushun Aluminum	1,274	2.02
Qinghai	3,099	4.92
Qinghai branch	3,099	4.92
Chongqing	49	0.08
Chongqing branch	49	0.08
Inner Mongolia	5,562	8.83
Baotou Aluminum	5,562	8.83
Ningxia	5,776	9.17
Ningxia Energy	5,776	9.17
Shanghai	319	0.51
Chalco Shanghai	11	0.02
Chalco Trading Group	308	0.49
Beijing	3,070	4.87
Chalco Materials	108	0.17
Chalco Energy	63	0.10
Chalco Logistics	2,899	4.60
Overseas	372	0.59
Chalco Guinea Company S.A.	372	0.59
Others	16	0.03
Headquarters	227	0.36
Total	63,007	100.00

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

The remuneration package of our employees includes salaries, bonuses, subsidies, allowances and medical care, housing subsidies, maternity, unemployment, occupational injury, retirement pension and other benefits.

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees’ salaries, bonuses and various allowances. As the relevant PRC authorities adjusted the social insurance rate, the amount of contribution as a percentage of the employees’ salary has been adjusted to approximately 16% from approximately 20% since May 1, 2019. We have made all required pension contributions up to December 31, 2020. Retirees who retired prior to the date of the reorganization have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E.                                    Share Ownership

As of the date of this annual report, none of our directors, supervisors or senior management own any interest in shares of our Company.

Item 7.         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 32.16% of our outstanding ordinary Shares directly and indirectly through its controlled entities as of March 31, 2021. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. As of March 31, 2021, approximately 67.84% of our total outstanding ordinary Shares are held by public shareholders, of which 45.72% and 22.12% are owned by holders of A Shares and H Shares, respectively. The following table sets forth information regarding ownership of our issued and outstanding capital stock as of March 31, 2021. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of any class of shares.

	March 31, 2021(2)
Holders of A Shares and H Shares(1)	Number of shares		% of respective share class		% of issued total share capital

Chinalco(3)
A Shares	5,295,895,019	(L)(4)	40.49	(L)	31.11	(L)
H Shares	178,590,000	(L)	4.53	(L)	1.05	(L)

China Life Insurance (Group) Company(5)
A Shares	671,882,629	(L)	5.14	(L)	3.95	(L)
BlackRock, Inc.(8)
H Shares	303,988,745	(L)	7.71	(L)	1.79	(L)
	7,688,000	(S)(6)	0.19	(S)	0.05	(S)

The Bank of New York Mellon Corporation(9)
H Shares	199,720,881	(L)	5.06	(L)	1.17	(L)
	153,661,275	(S)	3.90	(S)	0.90	(S)
	40,066,226	(P)(7)	1.02	(P)	0.24	(P)

(1)                     Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

(2)                     As at March 31, 2021, the total number of our A Shares was 13,078,706,983, the total number of our H Shares was 3,943,965,968, and the number of our total issued shares was 17,022,672,951 shares.

(3)                     Including 5,050,376,970 A Shares directly held by Chinalco, an aggregate interest of 245,518,049 A Shares directly held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum Group and 7,140,254 A Shares held by Chalco Shanxi Aluminum Co., Ltd. and an interest of 178,590,000 H Shares directly held by Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Chinalco.

(4)                     The letter “L” denotes a long position.

(5)                     These interests were held directly by China Life Insurance Company Limited controlled by China Life Insurance (Group) Company.

(6)                     The letter “S” denotes a short position.

(7)                     The letter “P” denotes a lending pool.

(8)                     These interests were held directly by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the long position in H shares, 1,032,000 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 4,390,000 H shares were held as derivatives.

(9)                     These interests were held directly by The Bank of New York Mellon and indirectly by The Bank of New York Mellon Corporation. Among the aggregate interests in the short position in H shares, 153,661,275 H shares were held as derivatives.

We are not aware of any arrangement that may on a subsequent date result in a change of control of Chalco. We have completed the Asset Restructuring through capital contributions by several investors to our subsidiaries and subsequent issuance of additional A Shares to these investors to purchase their entire stake in these subsidiaries. On February 25, 2019, we issued to the investors approximately 2.1 billion A Shares in aggregate, representing approximately 12.45% of the enlarged total issued share capital of the Company. See “Item 4. Information on the Company - A. History and Development of the Company - Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” for detailed information of the Asset Restructuring. For the period from June 25, 2018 to June 24, 2019, Chinalco increased its shareholding in the Company by 160,512,964 A shares and 115,276,000 H shares on a cumulative basis, representing approximately 0.94% and 0.68% of our total issued share capital as of June 24, 2019, respectively. See “Item 4. Information on the Company - A. History and Development of the Company - Controlling Shareholder’s Shareholding Increase in the Company” for detailed information of the shareholding increase. For the period from May 22, 2020 to May 29, 2020, Chinalco increased its shareholding in the Company by 16,314,000 H shares on a cumulative basis through its subsidiary, representing approximately 0.10% of our total issued share capital as of December 31, 2020.

As of March 31, 2021, there were 44 registered holders of ADRs evidencing 6,017,656 of our ADSs.

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

The following table sets forth the details of our major connected transactions for the year ended December 31, 2020.

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2020	Cap for 2020
			(RMB in millions)	(RMB in millions)
Continuing Connected Transactions

Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	476	Annual cap: 500

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2020	Cap for 2020
			(RMB in millions)	(RMB in millions)
General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)

We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.We provide Chinalco with products including, among other things, aluminum and alumina products, supporting services and ancillary production services.

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

			7,243 15,091	Annual cap for expenditure transactions: 15,300 Annual cap for revenue transactions: 30,800

Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to bauxite and limestone requirements.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired in December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	48	Annual cap: 360

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2020	Cap for 2020
			(RMB in millions)	(RMB in millions)
Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.	The original agreement was entered on November 5, 2001, and expired on December 31, 2012. Pursuant to the supplementary agreement entered into in 2012, the term was renewed and expired on December 31, 2015. Pursuant to the supplementary agreement entered into in 2015, the term was renewed for three years from January 1, 2016 to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	1,755	Annual cap: 13,100
Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001, for a term of 50 years, expiring on June 30, 2051.	490	Annual cap: 500
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

			60 38	Annual cap for expenditure transactions: 200 Annual cap for revenue transactions: 100
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

The original agreement expired on August 25, 2012, for a term of 1 year. Pursuant to the financial services agreement renewed on August 24, 2012, the term was extended and expired on August 25, 2015. Pursuant to the financial services agreement renewed on April 28, 2015, the term was renewed for a term of 3 years from August 26, 2015, and was amended and replaced as a whole by a new financial services agreement. A new financial services agreement was entered on October 26, 2017, for a term of 3 years, expired on October 25, 2020. Another new financial services agreement was entered into on August 27, 2020 for a term of 3 years from October 26, 2020.

			8,923 2,448 0 0

Daily cap of deposit balance (including accrued interests): 12,000

Daily cap of loan balance (including accrued interests): 5,000

Other financial services (before October 26, 2020)(2): 50

Other financial services (after October 26, 2020)(2): 40

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2020	Cap for 2020
			(RMB in millions)	(RMB in millions)
Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.)	Chinalco Finance Lease Co., Ltd. provides finance lease services to us.	The original finance lease framework agreement was entered into between the Company and Chinalco Lease on August 27, 2015, with a term from August 27, 2015, to December 31, 2016. A new finance lease framework agreement was entered into between the Company and Chinalco Lease on November 13, 2015, with a term of 3 years from January 1, 2016, to December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	427	10,000

Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.)	Chinalco Commercial Factoring (Tianjin) Co., Ltd. provides factoring financing services to the Company.	The original agreement was entered on September 27, 2017, and expired on December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021.	0	3,000

Labor and Engineering Services Framework Agreement (Counterparty: Chalco Steering Intelligent Technology Co., Ltd.)	Chalco Steering Intelligent Technology Co., Ltd. provides us with engineering services and labor services which include, among other things, equipment repairs, intelligent industrial design and maintenance.	Pursuant to the original agreement entered into on September 17, 2018, the term is from January 1, 2018 to December 31, 2020, for a term of three years. Pursuant to the new labor and engineering services framework entered into on October 27, 2020, the term was renewed for one year from January 1, 2021 to December 31, 2021.	12	Annual cap: 200

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2020	Cap for 2020
			(RMB in millions)	(RMB in millions)
One-Off Connected Transactions(1)

Capital Contribution Agreement (Parties: Chalco Logistics and Chongqing Southwest Aluminum Transportation Co., Ltd.)	Chalco Logistics entered into a capital contribution agreement of Chongqing Southwest Aluminum Transportation Co., Ltd. with Southwest Aluminum Transportation Company and its former shareholder Xinan Aluminum (Group) Co., Ltd. Upon completion of the capital contribution, Southwest Aluminum Transportation Company was held as to 51% by Chalco Logistics, and would become a subsidiary of Chalco Logistics.	March 26, 2020	8.19	N/A

Capital Contribution Agreement (Parties: Chalco Logistics, Zhongzhou Aluminum Plant, Logistics Zhongzhou and Zhongzhou Aluminum)

Chalco Logistics, Zhongzhou Aluminum and Zhongzhou Aluminum Plant made respective capital contribution to Logistics Zhongzhou. Upon completion of the capital contribution, Chalco Logistics, Zhongzhou Aluminum and Zhongzhou Aluminum Plant owned approximately 46.36%, 39.58% and 14.06% equity interests of Logistics Zhongzhou, respectively.

		March 26, 2020	185.32 (capital contribution)	N/A

Absorption and Merger Agreement (Parties: Chalco Logistics, Zhongzhou Aluminum, Logistics Zhongzhou, Zhongzhou Aluminum Plant and Zhongzhou Logistics)	Chalco Logistics, Zhongzhou Aluminum, Logistics Zhongzhou, Zhongzhou Aluminum Plant and Zhongzhou Logistics entered into the Absorption and Merger Agreement, pursuant to which, Logistics Zhongzhou conducted absorption and merger of Zhongzhou Logistics. Upon completion of the Absorption and Merger, Zhongzhou Logistics cancelled its legal status, and Logistics Zhongzhou was held as to 41%, 35% and 24% by Chalco Logistics, Zhongzhou Aluminum and Zhongzhou Aluminum Plant.	April 14, 2020	31.48	N/A

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2020	Cap for 2020
			(RMB in millions)	(RMB in millions)
Assets Transfer Agreement (Parties: Zhongzhou Aluminum and Logistics Zhongzhou)	Zhongzhou Aluminum agreed to sell and Logistics Zhongzhou acquired the logistics business assets of Zhongzhou Aluminum.	April 14, 2020	126.50	N/A

(1)                     See “Item 4. Information on the Company - A. History and Development of the Company - Subscription for A Shares of Yunnan Aluminum” for detailed information of other one-off connected transaction.

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

(b)                                 Sales of utility, including electricity, gas, heat and water, are provided at State-prescribed prices.

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

(h)                                 See Note 36(a) to our audited consolidated financial statements for more detailed information about our significant related party transactions.

During the years ended December 31, 2018, 2019 and 2020, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a relatively large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2018, 2019 and 2020 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government.

We provide the following additional information on significant related party transactions during the periods indicated based on Note 36 to our audited consolidated financial statements:

(a)                                 Significant related party transactions

	For the year ended December 31
	2018	2019	2020
	(RMB in thousands)
Sales of goods and services rendered:
Sales of materials and finished goods to:
Chinalco and its subsidiaries	11,320,015	13,612,817	13,986,223
Associates of Chinalco	897,642	514,414	520,485
Joint ventures	4,462,670	5,676,548	6,694,824
Associates	2,626,780	3,812,565	9,232,432
Non-controlling shareholder of a subsidiary and its subsidiaries	—	—	42,298
	19,307,107	23,616,344	30,476,262
Sales of utility to:
Chinalco and its subsidiaries	620,552	687,290	1,104,542
Associates of Chinalco	15,719	4,062	3,268
Joint Ventures	186,672	263,436	470,984
Associates	24,309	35,650	18,568
	847,252	990,438	1,597,362
Provision of engineering, construction and supervisory services to:
Chinalco and its subsidiaries	5,981	—	—
Joint ventures	—	—	—
Associates	1,725	—	—
	7,706	—	—
Rental revenue of land use rights and buildings from:
Chinalco and its subsidiaries	31,551	52,571	39,284
Associates of Chinalco	—	65	237
Joint ventures	1,545	1,967	1,426
Associates	1,511	775	365
	34,607	55,378	41,312

	For the year ended December 31
	2018	2019	2020
	(RMB in thousands)
Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	2,088,338	2,949,866	1,755,092
Associates of Chinalco	—	—	265
Joint ventures	2,100	69,332	—
Associates	405,993	218,616	12,233
	2,496,431	3,237,814	1,767,590

Purchases of key and auxiliary materials and finished goods from:
Chinalco and its subsidiaries	3,513,420	8,161,223	6,266,563
Associates of Chinalco	18,917	18	2,586
Joint ventures	8,182,251	2,647,234	5,501,158
Associates	2,108,072	1,893,449	10,576,907
Non-controlling shareholder of a subsidiary and its subsidiaries	—	—	30,101
	13,822,660	12,701,924	22,377,315

Provision of social services and logistics services by: Chinalco and its subsidiaries	312,062	309,180	475,532

Provision of utilities services by: Chinalco and its subsidiaries	992,827	763,812	650,921
Associates of Chinalco	96,510	100,835	85,469
Joint Ventures	26,269	280,523	443,290
Associates	77,432	8,326	—
	1,193,038	1,153,496	1,179,680

Provision of other services by: A joint venture	226,280	272,220	373,655
	226,280	272,220	373,655
Rental expenses for buildings and land use rights charged by: Chinalco and its subsidiaries	501,866	499,191	661,888

Other significant related party transactions:
Borrowing from a subsidiary of Chinalco	6,525,000	3,890,000	1,925,000
Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco	143,415	141,991	87,985
Consideration to acquire the shares in the subsidiaries of Chinalco
Investment to Yunnan Aluminum	—	1,287,608	—
Investment to Yixin Aluminum	—	850,000	—
	—	2,137,608	—
Disposal of electronic aluminum capacity quota to a subsidiary of Chinalco	—	800,000	—
Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	224,000	500,000	—
Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	224,000	558,924	—

	For the year ended December 31
	2018	2019	2020
	(RMB in thousands)
Trade receivable factoring arrangement from a subsidiary of Chinalco	470,101	136,656	—
Discounted notes receivable to a subsidiary of Chinalco	756,000	679,517	36,750
Provision of financial guarantees to:
Joint ventures	12,450	12,450	—

(b)                                 Balances with related parties

	December 31, 2019 (Restated)	December 31, 2020
Cash and cash equivalents deposited with
A subsidiary of Chinalco	3,285,093	3,561,997
Trade and notes receivables
Chinalco and its subsidiaries	1,054,168	760,138
Associates of Chinalco	6,034	56,107
Joint ventures	788,183	743,369
Associates	25	107
	1,848,410	1,559,721
Provision for impairment of receivables	(17,815)	(74,668)
	1,830,595	1,485,053
Other current assets
Chinalco and its subsidiaries	421,805	268,321
Joint ventures	1,503,505	1,416,094
Associates	47,743	433,453
Non-controlling shareholder of a subsidiary and its subsidiaries	—	1,200
	1,973,053	2,119,068
Provision for impairment of other current assets	(30,509)	(422,089)
	1,942,544	1,696,979
Other non-current assets
Associates	111,845	111,845

Interest-bearing loans and borrowings
Subsidiaries of Chinalco (including lease liabilities)	9,857,187	8,887,422

Trade and notes payables
Chinalco and its subsidiaries	334,840	437,732
Joint ventures	527,744	561,508
Associates	9,789	10,562
Associates of Chinalco	917	1,511
	873,290	1,011,313
Other payables and accrued liabilities
Chinalco and its subsidiaries	1,810,514	2,193,782
Associates of Chinalco	17,056	1,019
Associates	80,012	28,424
Joint ventures	73,823	3,940
	1,981,405	2,227,165
Contract liabilities
Chinalco and its subsidiaries	29,210	17,460
Associates of Chinalco	—	13,453

	December 31, 2019 (Restated)	December 31, 2020
Associates	223	79
Joint ventures	56,010	519
Non-controlling shareholder of a subsidiary and its subsidiaries	—	656
	85,443	32,167

Guarantees

We provided guarantees to our related parties to guarantee their loans during the period from January 1, 2020 to March 31, 2021. The outstanding balance of the loans we guaranteed was nil as of March 31, 2021 and the largest amount outstanding of the loans we guaranteed during the period from January 1, 2020 to March 31, 2021 was RMB12.45 million. The interest rates on such loans range from 4.9% to 6.53% per annum.

Our related parties also provided guarantees to us to guarantee our loans during the period from January 1, 2020 to March 31, 2021. The outstanding balance of the loans guaranteed by our related parties was nil as of March 31, 2021 and the largest amount outstanding of the loans guaranteed by our related parties during the period from January 1, 2020 to March 31, 2021 was RMB218 million. The interest rate on such loan range from 6.4% to 6.4125% per annum.

Loans

We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2020 to March 31, 2021. The outstanding balance of such entrusted loans was mainly RMB675 million as of March 31, 2021 and the largest amount outstanding of the entrusted loans during the period from January 1, 2020 to March 31, 2021 was RMB675 million. The interest rates on such entrusted loans range from 4.3% to 10% per annum.

Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2020 to March 31, 2021. The outstanding balance of such loans was RMB1.92 billion as of March 31, 2021 and the largest amount outstanding of the loans during the period from January 1, 2020 to March 31, 2021 was RMB2.16 billion. The interest rates on such loans range from 3.075% to 4.6075% per annum.

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

No shares issued by us are redeemable, entitled to a sinking fund or subject to liability for further capital calls.

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

The rights attached to any class of shares may be varied or abrogated only with the sanction of a special resolution passed at the shareholders’ general meeting and by holders of shares of the affected class passed at a separate general meeting of the class convened in accordance with Articles 97 to 101, respectively. The circumstances which are deemed to be a variation or abrogation of the class rights, including alternation of the number of shares of the class, are set forth under Article 97. Except for the circumstances under Article 97(1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings but interested shareholders (which is defined under Article 98) are not entitled to vote at class meetings.

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

•                  persons that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock;

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

If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the H Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that we pay with respect to the H Shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty, and we therefore believe that dividends that we currently distribute on the H Shares or ADSs constitute qualified dividend income. However, there can be no assurance that we will be eligible for the benefits of the Treaty in future taxable years, and there can therefore be no assurance that dividends that we distribute on the H Shares or ADSs will continue to constitute qualified dividend income in such years.

Furthermore, even if we are not eligible for the benefits of the Treaty in a taxable year, dividends on the ADSs will nevertheless be treated as qualified dividend income if the ADSs are readily tradable on an established securities market in the United States. So long as our ADSs remain listed on the NYSE, we therefore expect that dividends on the ADSs will be treated as qualified dividend income irrespective of whether we eligible for the benefits of the Treaty. However, if our ADSs were to be delisted from the NYSE (as discussed above in “Item 3. Key Information — D. Risk Factors — The audit reports included in this annual report are prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection. In addition, legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs.”), our ADSs would no longer be readily tradable on an established securities market in the United States. If our ADSs were delisted from the NYSE, dividends paid with respect to ADSs will continue to be qualified dividend income so long as we continue to be eligible for the benefits of the Treaty (as discussed above).

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year and we do not intend or anticipate becoming a PFIC in the foreseeable future. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our shares may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the H Shares or ADSs.

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

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each seller and purchaser for every sold note and every bought note created for every sale and purchase of “Hong Kong stock” (which means stock the transfer of which is required to be registered in Hong Kong), including the H Shares. Stamp duty is charged at the total rate of 0.2% (or 0.26% with effect from August 1, 2021 as explained below) of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for the full payment of such amount. On February 24, 2021, the government of Hong Kong announced to increase the stamp duty on the sale and purchase of “Hong Kong stock” by 30% with effect from August 1, 2021, subject to the completion of the necessary legislative process which is ongoing as at the date of this annual report.

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

For the year ended December 31, 2020, revenues of approximately RMB46,262 million are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom we have derived revenue of more than 10% of our revenue during the year ended December 31, 2018, 2019 and 2020. Thus, our directors are of the opinion that we were not exposed to any significant concentration of credit risk as of December 31, 2018, 2019 and 2020.

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

Our bank balances and cash on hand as of December 31, 2020 amounted to RMB10,687.2 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro and Indonesian rupiah, which translated into RMB9,581.2 million, RMB1,095.7 million, RMB2.8 million and RMB7.5 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated receivables and payables. As of December 31, 2020, we had foreign currency denominated loans with principal amount of RMB14.7 million in Japanese Yen and RMB3,916.7 million in U.S. dollars. In addition, as of December 31, 2020, our trade and notes receivables, other receivables and trade and notes payables denominated in U.S. dollars amounted to RMB684.9 million, RMB151.8 million and RMB34.6 million, respectively; our other payables and accrued liabilities denominated in U.S. dollars and HK dollars amounted to RMB92.2 million and RMB0.2 million, respectively.

As of December 31, 2020, if Renminbi had strengthened/weakened by 5% against U.S. dollars with all other variables held constant, the total comprehensive income for the year would have been approximately RMB82 million higher/lower, mainly as a result of foreign exchange gains and losses arising from the translation of U.S.-dollar-denominated borrowings, other payables and medium-term note. Profit was less sensitive to the fluctuation in the RMB/U.S. dollars exchange rates in 2020 than in 2019, mainly due to decrease in the USD denominated other payables and medium-term notes.

As the assets and liabilities denominated in other foreign currencies other than U.S. dollars were relatively minimal to our total assets and liabilities, our directors are of the opinion that we were not exposed to significant foreign currency risk arising from other assets and liabilities denominated in currency other than the functional currency of the group entities as of December 31, 2019 and 2020.

Interest Rate Risk

As of December 31, 2020, as we had no significant interest-bearing assets except for bank deposits and entrusted loans, our income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the PBOC and our Group treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, our directors are of the opinion that we were not exposed to any significant interest rate risk for our financial assets held as of December 31, 2019 and 2020.

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

As of December 31, 2020, if interest rates had been 100 basis points higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB430 million lower/higher, respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

Our interest rate risk for our financial liabilities also arises from medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, our directors are of the opinion that we are not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2019 and 2020.

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

We use mainly futures contracts and option contracts traded on the SHFE and the LME to hedge against fluctuations in primary aluminum prices. We use the futures contract for hedging other than speculation. As of December 31, 2020, the fair values of the outstanding futures contracts amounting to RMB17 million and RMB27 million were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As of December 31, 2020, we did not hold any option contracts.

As of December 31, 2019 and 2020, if the commodity futures prices had increased/decreased by 3% and all other variables held constant, the profit for the respective year would have changed by the amounts shown below:

	2019	2020
Primary aluminum	Decrease/increase RMB40 million	Decrease/increase RMB5 million

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

As of December 31, 2020, we had total banking facilities of approximately RMB207,605 million, of which RMB51,287 million had been utilized, and unutilized banking facilities amounted to RMB156,318 million as of December 31, 2020, among which, banking facilities of approximately RMB130,371 million will be subject to renewal during the next 12 months from January 1, 2021. Our directors are confident that such banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2020, we had no credit facilities through our futures agent at LME. The futures agent has the right to adjust the related credit facilities.

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2020:

	Within 1 year(1)	1 to 2 years(1)	2 to 5 years(1)	Over 5 years(1)	Total(1)
	(RMB in millions)
Lease liabilities, including current portion	1,151.3	473.4	1,263.8	9,708.7	12,597.2
Long-term bank and other loans, including current portion	3,629.0	6,702.7	15,638.1	17,044.8	43,014.6
Medium-term notes and bonds, including current portion	7,110.0	3,000.0	6,900.0	2,000.0	19,010.0
Short-term bonds	2,400.0	—	—	—	2,400.0
Gold leasing arrangement	—	—	—	—	—
Short-term bank and other loans	20,738.0	—	—	—	20,738.0
Interest payables for loans and borrowings	2,935.4	2,105.8	4,046.1	2,039.1	11,126.4
Financial liabilities at fair value through profit or loss	26.7	—	—	—	26.7
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,454.1	—	—	—	8,454.1
Financial liabilities included in other non-current liabilities(2)	—	194.6	74.4	767.9	1,036.9
Trade and notes payables	15,440.9	—	—	—	15,440.9
Total	61,885.4	12,476.5	27,922.4	31,560.5	133,844.8

(1)                     The amounts disclosed are the contractual undiscounted cash flows.

(2)                     As of December 31, 2020, the carrying value of financial liabilities included in other non-current liabilities was RMB1,036.9 million.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS (or portion thereof)	• Any cash distribution

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary of ADS holders

$0.02 (or less) per ADS (or portion thereof) per calendar year	• Depositary services

As necessary	• Transfer and registration of shares to or from the name of the depositary or its agent when you deposit or withdraw shares

As necessary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

As necessary	• Taxes and other governmental charges that the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

Persons depositing or withdrawing shares must pay:	For:

As necessary	• Any charges incurred by the depositary or its agents for servicing the deposited securities

The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program incurred by us in connection with the program. From January 1, 2020 to December 31, 2020, we received from the depositary reimbursements of US$25,582 for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2020 to December 31, 2020, the total amount of the fees that were waived was US$112,004.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework in the Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS.

The effectiveness of our internal controls over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2020, there have been no material changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, other directors, independent non-executive directors, senior management and employees. We have posted our code of ethics on our website: http://www.chalco.com.cn/en/qywhen/gjglen/202012/P020201215377712432190.pdf. A hard copy of this code of ethics is available to investors free of charge upon written request to the address on the cover of this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

Ernst & Young Hua Ming LLP served as our independent auditor for the fiscal year ended December 31, 2019. On June 24, 2020, we engaged PricewaterhouseCoopers Zhong Tian LLP served as our independent auditor for the fiscal year ended December 31, 2020. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31
	2019		2020
	(RMB in thousands)
Audit fee	25,444	(1)	18,170	(2)
Audit-related fees	250	(3)	—
Tax fees	1,938	(4)	700	(5)
Other fees	200	(6)	—

(1)                     “Audit fee” for the year ended December 31, 2019 represents the fee obtained from audit work charged by Ernst & Young Hua Ming LLP and Ernst & Young.

(2)                     “Audit fee” for the year ended December 31, 2020 represents the fee obtained from audit work charged by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP.

(3)                     “Audit-related fees” for the year ended December 31, 2019 represent aggregate fees charged by Ernst & Young Hua Ming LLP and Ernst & Young for comfort letters about acquisitions and issue of capital verification report.

(4)                     “Tax fees” for the year ended December 31, 2019 represent the fees charged by Ernst & Young (China) Advisory Limited for providing consulting services.

(5)                     “Tax fees” for the year ended December 31, 2020 represent the fees charged by PricewaterhouseCoopers Consultants (Shenzhen) Limited, Beijing Branch for providing consulting services.

(6)                     “Other fees” for the year ended December 31, 2019 represent the fees charged by Ernst & Young (China) Advisory Limited for permissible professional services rendered in connection with the environmental, social and governance report, investment advisory and other advisories.

Our audit committee pre-approves all audit, audit-related services, tax services and other services performed by our principal accountants, including the services provided by Ernst & Young Hua Ming LLP and PricewaterhouseCoopers Zhong Tian LLP for the years ended December 31, 2019 and 2020, respectively.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2020.

Item 16F. Change in Registrant’s Certifying Accountant

(a)           Change of Principal Accountant

On March 26, 2020, our Board resolved, as approved and recommended by our audit committee, to propose change in our independent registered public accounting firms, Ernst & Young Hua Ming LLP (“EY”), upon the expiration of its current term of office at the close of the forthcoming annual general meeting of the shareholders in June 2020 (the “2019 AGM”) due to the relevant regulations issued by the MOF and the SASAC, which impose certain restrictions in respect of the number of years of audit services that an accounting firm may continuously provide to a state-owned enterprise and its subsidiaries. As a result, EY did not offer themselves for re-appointment at the 2019 AGM.

EY’s audit reports on the consolidated financial statements for the fiscal years ended December 31, 2018 and 2019, and for the fiscal years ended December 31, 2018 and 2019, do not contain any adverse opinion or any disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2018 and 2019 and through June 23, 2020, the date of retirement, there have been no (i) disagreements between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of EY, would have caused them to make reference thereto in their audit reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We have provided a copy of the above statements to EY and have requested that EY furnish us with a letter addressed to the SEC stating whether they agree with the above statements, and if not, stating the respects in which they do not agree. A copy of such letter, dated April 22, 2021, furnished by EY is filed as Exhibit 15.1 to this annual report on Form 20-F.

(b)           Appointment of New Principal Accountant

On March 26, 2020, our Board resolved, as approved and recommended by our audit committee, to propose to appoint PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our new independent registered public accounting firm, which was approved by our shareholders at the 2019 AGM held on June 23, 2020, upon which the tenure of the office of PwC commenced.

During the years ended December 31, 2018 and 2019 and through June 23, 2020, neither we nor anyone on our behalf consulted PwC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (iii) any matter that was the subject of disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to this Item, or (iv) any reportable events as defined in paragraphs Item 16F(a)(1)(v) of Form 20-F.

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
Our Board currently comprises three independent directors and three non-independent directors, which is in compliance with the requirement by the PRC securities regulatory authorities and of the Listing Rules.

Nominating/Corporate Governance Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating/corporate governance committees.

The Listing Rules require that listed companies should establish a nomination committee which consists of a majority of independent non-executive directors.
We have a nomination committee that consists of three independent directors, which is in compliance with the requirement of the Listing Rules.

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
1.1

English translation of Amended Articles of Association of Aluminum Corporation of China Limited (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 22, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

2.2

Registrant’s Specimen Certificate for H Shares (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F/A (file No.001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

2.3

Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

2.4

Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 22, 2020)

4.1

English translation of Form of Employment Contract (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)

8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2020

Exhibit Number	Description
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter from Ernst & Young Hua Ming LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ Zhu Runzhou
Name: Zhu Runzhou
Title: Executive Director and President
Date: April 22, 2021

ALUMINUM CORPORATION OF CHINA LIMITED AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2018, 2019 and 2020

Together with Reports of Independent Public Accounting Firm

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ALUMINUM CORPORATION OF CHINA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of property, plant and equipment

As described in Note 3(a) and Note 7 to the consolidated financial statements, the Company’s net carrying value of property, plant and equipment (“PP&E”) was RMB 100,638 million as of December 31, 2020. Management assesses related assets for potential impairment whenever there are indications that the carrying value of an asset or a group of assets may not be recoverable. As of December 31, 2020, management performed impairment assessment on PP&E with impairment indications at the level of cash generating unit (“CGU”) to which the PP&E was allocated using discounted cash flow model. The discounted cash flow model applied for the impairment assessment involved significant assumptions including product prices and discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PP&E is a critical audit matter are there were significant judgements by management in determining their respective recoverable amount using discounted cash flows model. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in evaluating management’s significant assumptions including product prices and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating and testing the effectiveness of controls relating to management’s impairment assessment of PP&E, including controls over the development of model and significant assumptions used in the impairment assessment. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount of PP&E with impairment indications; (ii) evaluating the appropriateness of the management’s model used to determine the recoverable amount; (iii) evaluating the reasonableness of significant assumption of product prices by comparing management forecast prices against historical prices and present market prices, taking into account the published forecast prices ; and (iv) testing the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the model and the reasonableness of certain significant assumptions, including the discount rate.

Impairment assessment of goodwill

As described in Note 3(b) and Note 6 to the consolidated financial statements, the Company’s carrying value of goodwill was RMB 3,510 million as of December 31, 2020. Management performed impairment assessment of goodwill on an annual basis. When performing the impairment assessment, the recoverable amount of the CGU to which the goodwill was allocated was estimated by management using discounted cash flows model, and compared with the carrying value of the CGU to determine if goodwill was impaired. The discounted cash flows model used for the impairment assessment involved significant assumptions including product prices, long-term growth rate and discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are there were significant judgements by management in determining their respective recoverable amount using discounted cash flows model. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in evaluating management’s significant assumptions including product prices,  long-term growth rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating and testing the effectiveness of controls relating to management’s impairment assessment of goodwill, including controls over the development of model and significant assumptions used in the impairment assessment. These procedures also included, among others, (i) testing management’s process for determining recoverable amount of goodwill; (ii) evaluating the appropriateness of management’s model used to determine recoverable amount; (iii) evaluating the reasonableness of significant assumption of product prices used by management by comparing management forecast price against historical prices and present market prices, taking into account the published forecast prices; and (iv) testing the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the model and the reasonableness of certain significant assumptions, including the long-term growth rate and discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 22, 2021

We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aluminum Corporation of China Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited (the “Group”) as of December 31, 2019, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment of property, plant and equipment

Description of the Matter

At December 31, 2019, the Group’s property, plant and equipment (“PPE”) was RMB103,409 million. As described in Notes 2.11, 3 and 7 to the consolidated financial statements, the Group is required to review PPE for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Management performed an impairment assessment on such PPE by determining the recoverable amounts of the cash generating units (“CGUs”) that the PPE are allocated to. As a result of the impairment assessment, impairment losses of RMB259 million were recognized during the year ended December 31, 2019.

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

We also assessed the adequacy of the Group’s disclosures included in Note 7 to the consolidated financial statements regarding the significant assumptions of impairment testing.

Impairment of goodwill

Description of the Matter

At December 31, 2019, the Group’s goodwill was RMB3,511 million. As described in Notes 2.3, 2.11, 3 and 6 to the consolidated financial statements, the Group is required to, at least annually, perform impairment assessments of goodwill. For the purpose of performing impairment assessments, goodwill was allocated to CGUs. Management performed the impairment testing by comparing the recoverable amount of the CGUs and the carrying amount of the CGUs.

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

We also assessed the adequacy of the Group’s disclosures included in Note 6 to the consolidated financial statements regarding the key assumptions of impairment testing.

Recognition of deferred tax assets

Description of the Matter

At December 31, 2019, the Group had deferred tax assets on deductible temporary differences and tax losses carried forward of RMB1,523 million. As described in Notes 2.20, 3 and 11 to the consolidated financial statements, the Group recognized these deferred tax assets to the extent that it is probable that future taxable profits will be available to utilize the deferred tax assets.

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

We also assessed the adequacy of the Group’s disclosures included in Note 11 to the consolidated financial statements regarding deferred tax assets.

/s/ Ernst & Young Hua Ming LLP

We served as the Group’s auditor from 2012 to 2019.

Beijing, the People’s Republic of China

April 22, 2020 except for the effects of business combinations under common control incurred in 2020 as discussed in Note 39, as to which the date is April 22, 2021

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

Year ended 31 December 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2019 (Restated)	December 31, 2020
	Notes	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets

Intangible assets	6	13,764,460	13,448,304	2,061,043
Property, plant and equipment	7	103,408,976	100,638,153	15,423,472
Investment properties	8	1,503,266	1,601,876	245,498
Right-of-use assets	20 (a)	15,890,437	14,287,838	2,189,707
Investments in joint ventures	9 (a)	3,385,582	3,374,553	517,173
Investments in associates	9 (b)	9,512,401	9,173,410	1,405,887
Other financial assets measured at fair value	10	2,239,251	1,526,703	233,977
Deferred tax assets	11	1,522,729	1,481,235	227,009
Other non-current assets	12	3,208,922	3,165,920	485,198

Total non-current assets		154,436,024	148,697,992	22,788,964

Current assets
Inventories	13	19,515,641	19,856,754	3,043,181
Trade and notes receivables	14	7,419,218	9,293,218	1,424,247
Other current assets	15	9,178,799	6,349,220	973,061
Other financial assets measured at fair value	37.2	3,503,175	17,311	2,653
Restricted cash and term deposits	16	1,305,781	1,056,037	161,845
Cash and cash equivalents (excluding bank overdrafts)	16	7,778,853	9,631,152	1,476,039

Total current assets		48,701,467	46,203,692	7,081,026

Total assets		203,137,491	194,901,684	29,869,990

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

Year ended 31 December 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2019 (Restated)	December 31, 2020
	Notes	RMB’000	RMB’000	USD’000
EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Company
Share capital	17	17,022,673	17,022,673	2,608,839
Other equity instruments	41	5,487,104	4,486,429	687,575
Other reserves	18	34,369,802	34,564,504	5,297,242
Accumulated losses		(2,207,600)	(1,741,596)	(266,911)
		54,671,979	54,332,010	8,326,745

Non-controlling interests	38	16,085,487	16,839,706	2,580,798

Total equity		70,757,466	71,171,716	10,907,543

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	19	59,243,563	57,518,097	8,815,034
Other non-current liabilities	21	2,220,620	2,147,558	329,128
Deferred tax liabilities	11	1,712,739	1,437,087	220,243

Total non-current liabilities		63,176,922	61,102,742	9,364,405

Current liabilities
Trade and notes payables	23	12,608,806	15,440,859	2,366,415
Other payables and accrued liabilities	22	12,415,608	10,754,008	1,648,123
Contract liabilities	5	1,638,826	1,399,339	214,458
Financial liabilities at fair value through profit or loss	37.2	805	26,684	4,090
Income tax payable		252,454	299,053	45,832
Interest-bearing loans and borrowings	19	42,286,604	34,707,283	5,319,124

Total current liabilities		69,203,103	62,627,226	9,598,042

Total liabilities		132,380,025	123,729,968	18,962,447

Total equity and liabilities		203,137,491	194,901,684	29,869,990

Net current liabilities		(20,501,636)	(16,423,534)	(2,517,016)

Total assets less current liabilities		133,934,388	132,274,458	20,271,948

The accompanying notes on pages F-21 to F-152 are an integral part of these consolidated financial statements.

The financial statements on pages F-12 to F-152 were approved by the Board of Directors on April 22, 2021 and were signed on its behalf.

Zhu Runzhou	Wang Jun
Executive Director and President	Chief Financial Officer

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

		2018 (Restated)	2019 (Restated)	2020
	Note	RMB’000	RMB’000	RMB’000	USD’000

Revenue	5	180,350,912	190,215,398	185,994,253	28,504,866
Cost of sales	25	(167,110,215)	(178,068,129)	(172,571,364)	(26,447,719)
Gross profit		13,240,697	12,147,269	13,422,889	2,057,147

Selling and distribution expenses	25	(2,499,394)	(1,675,869)	(1,457,056)	(223,303)
General and administrative expenses	25	(3,980,462)	(3,971,895)	(4,156,940)	(637,077)
Research and development expenses	25	(626,873)	(940,828)	(1,434,056)	(219,779)
Impairment losses on property, plant and equipment		(46,484)	(259,354)	(416,841)	(63,884)
Impairment losses on investments in joint ventures		(216,953)	—	—	—
Impairment losses on financial assets	26	(107,956)	(171,016)	(978,834)	(150,013)
Other income	27	135,367	84,611	139,551	21,387
Other gains, net	28	925,100	1,247,509	903,872	138,524
Operating profit		6,823,042	6,460,427	6,022,585	923,002

Finance income	29	492,322	261,193	226,921	34,777
Finance costs	29	(4,882,692)	(4,921,541)	(4,420,528)	(677,476)
Finance costs, net		(4,390,370)	(4,660,348)	(4,193,607)	(642,699)

Share of net profits of investment accounted for using the equity method
Joint ventures	9 (a)	(199,452)	270,115	180,502	27,663
Associates	9 (b)	39,335	48,767	145,737	22,335
		(160,117)	318,882	326,239	49,998

Profit before income tax		2,272,555	2,118,961	2,155,217	330,301

Income tax expense	32	(826,366)	(628,376)	(582,188)	(89,224)
Profit for the year		1,446,189	1,490,585	1,573,029	241,077

Profit attributable to:
Owners of the Company		709,397	853,102	741,004	113,564
Non-controlling interests		736,792	637,483	832,025	127,513
		1,446,189	1,490,585	1,573,029	241,077

Basic and diluted earnings per share for profit attributable to ordinary shareholders of the Company (expressed in RMB per share)	33	0.034	0.037	0.028	0.0043

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

		For the year ended December 31
		2018 (Restated)	2019 (Restated)	2020
	Note	RMB’000	RMB’000	RMB’000	USD’000

Profit for the year		1,446,189	1,490,585	1,573,029	241,077

Other comprehensive income
Items that will be reclassified to profit or loss
Exchange differences on translation of foreign operations		(120,756)	(32,323)	163,008	24,982

Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income		(15,491)	57,815	(43,920)	(6,731)
Income tax effect		3,769	(14,642)	3,066	470
Share of other comprehensive income of associates and joint ventures accounted for using the equity method		—	—	(2,522)	(387)
Other comprehensive income for the year, net of tax		(132,478)	10,850	119,632	18,334

Total comprehensive income for the year		1,313,711	1,501,435	1,692,661	259,411

Total comprehensive income for the year attributable to:
Owners of the company		577,558	863,702	862,119	132,125
Non-controlling interests		736,153	637,733	830,542	127,286
		1,313,711	1,501,435	1,692,661	259,411

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company
		Capital reserve						Foreign
	Share capital (Note 17)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity

At December 31, 2019	17,022,673	27,019,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,216,946)	54,659,633	16,065,427	70,725,060
Adjustment due to business combinations under common control (Note 39)	—	3,000	—	—	—	—	—	—	9,346	12,346	20,060	32,406
At January 1, 2020 (Restated)	17,022,673	27,022,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,207,600)	54,671,979	16,085,487	70,757,466

Profit for the year	—	—	—	—	—	—	—	—	741,004	741,004	832,025	1,573,029
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—	—	—	—	—	(39,371)	—	—	—	(39,371)	(1,483)	(40,854)
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	163,008	—	163,008	—	163,008
Share of other comprehensive income of associates and joint ventures accounted for using the equity method	—	—	—	—	—	(2,522)	—	—	—	(2,522)	—	(2,522)
Total comprehensive income for the year	—	—	—	—	—	(41,893)	—	163,008	741,004	862,119	830,542	1,692,661

Business combinations under common control (Note 39)	—	(21,896)	—	—	—	—	—	—	—	(21,896)	21,896	—
Capital injection from non-controlling shareholders	—	3,271	—	—	—	—	—	—	—	3,271	426,751	430,022
Disposal of subsidiaries	—	—	3,616	—	—	—	—	—	—	3,616	—	3,616
Issuance of senior perpetual securities	—	—	—	—	—	—	1,000,000	—	—	1,000,000	—	1,000,000
Release of deferred government subsidies	—	—	49,290	—	—	—	—	—	—	49,290	—	49,290
Other appropriations	—	—	—	—	32,259	—	—	—	—	32,259	(19,741)	12,518
Share of reserves of joint ventures and associates	—	—	(58)	—	7,105	—	—	—	—	7,047	—	7,047
Distribution of other equity instruments	—	—	—	—	—	—	—	—	(275,000)	(275,000)	(146,416)	(421,416)
Underwriting fees of other equity instruments	—	—	—	—	—	—	(675)	—	—	(675)	—	(675)
Dividends distribution of subsidiaries to non- controlling shareholders	—	—	—	—	—	—	—	—	—	—	(358,813)	(358,813)
Repayment of senior perpetual securities	—	—	—	—	—	—	(2,000,000)	—	—	(2,000,000)	—	(2,000,000)
At December 31, 2020	17,022,673	27,003,477	1,161,392	5,867,557	179,255	7,618	4,486,429	345,205	(1,741,596)	54,332,010	16,839,706	71,171,716

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company
		Capital reserve						Foreign
	Share capital (Note 17)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At December 31, 2018	14,903,798	18,454,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,856,064)	52,415,307	15,254,312	67,669,619

Adjustment due to a business combination under common control	—	3,000	—	—	—	—	—	—	7,243	10,243	19,659	29,902

At January 1, 2019 (Restated)	14,903,798	18,457,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,848,821)	52,425,550	15,273,971	67,699,521

Profit for the year	—	—	—	—	—	—	—	—	853,102	853,102	637,483	1,490,585
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—	—	—	—	—	42,923	—	—	—	42,923	250	43,173
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	(32,323)	—	(32,323)	—	(32,323)
Total comprehensive income for the year	—	—	—	—	—	42,923	—	(32,323)	853,102	863,702	637,733	1,501,435

Business combinations under common control	—	(237)	—	—	—	—	—	—	—	(237)	—	(237)
Capital injection from non-controlling shareholders	—	—	4,144	—	—	—	—	—	—	4,144	706,970	711,114
Acquisition of non-controlling interests	—	—	149,322	—	—	—	—	—	—	149,322	(149,322)	—
Disposal of subsidiaries	—	—	—	—	(1,666)	—	—	—	119	(1,547)	(26,234)	(27,781)
Issuance of senior perpetual securities	—	—	—	—	—	—	1,499,104	—	—	1,499,104	—	1,499,104
Issuance of share capital	2,118,875	8,564,661	(10,735,214)	—	—	—	—	—	—	(51,678)	—	(51,678)
Other appropriations	—	—	—	—	(5,317)	—	—	—	—	(5,317)	(17,768)	(23,085)
Share of reserves of joint ventures and associates	—	—	—	—	936	—	—	—	—	936	—	936
Dividends distribution of subsidiaries to non- controlling shareholders	—	—	—	—	—	—	—	—	—	—	(199,215)	(199,215)
Distribution of other equity instruments	—	—	—	—	—	—	—	—	(212,000)	(212,000)	(140,648)	(352,648)

At December 31, 2019	17,022,673	27,022,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,207,600)	54,671,979	16,085,487	70,757,466

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company
		Capital reserve						Foreign
	Share capital (Note 17)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At December 31, 2017	14,903,798	18,827,833	952,878	5,867,557	146,934	17,671	2,019,288	335,276	(3,466,283)	39,604,952	26,037,642	65,642,594

Adjustment due to a business combination under common control	—	3,000	—	—	—	—	—	—	5,306	8,306	17,402	25,708

At January 1, 2018 (Restated)	14,903,798	18,830,833	952,878	5,867,557	146,934	17,671	2,019,288	335,276	(3,460,977)	39,613,258	26,055,044	65,668,302

Profit for the year	—		—	—	—		—	—	709,397	709,397	736,792	1,446,189
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—		—	—	—	(11,083)	—	—	—	(11,083)	(639)	(11,722)
Exchange differences on translation of foreign operations	—		—	—	—	—	—	(120,756)	—	(120,756)	—	(120,756)
Total comprehensive income for the year	—	—	—	—	—	(11,083)	—	(120,756)	709,397	577,558	736,153	1,313,711

Business combinations under common control	—	(443,582)	—	—	—	—	—	—	—	(443,582)	—	(443,582)
Capital injection from non-controlling shareholders	—	78,271	—	—	—	—	—	—	—	78,271	759,350	837,621
Capital injection before business combinations under common control	—	69,885	—	—	—	—	—	—	—	69,885	—	69,885
Acquisition of non-controlling interests	—	(218)	—	—	—	—	—	—	—	(218)	(3,547)	(3,765)
Restructure of subsidiaries	—	(77,511)	—	—	—	—	—	—	—	(77,511)	77,511	—
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(1,160)	(1,160)
Issuance of senior perpetual securities	—	—	—	—	—	—	1,988,000	—	—	1,988,000	—	1,988,000
Release of deferred government subsidies	—	—	2,200	—	—	—	—	—	—	2,200	—	2,200
Equity exchange arrangement	—	—	10,735,214	—	—	—	—	—	—	10,735,214	(10,735,214)	—
Other appropriations	—	—	—	—	8,119	—	—	—	—	8,119	(1,514)	6,605
Step acquisition of a subsidiary	—	—	—	—	(11,166)	—	—	—	—	(11,166)	—	(11,166)
Share of reserves of joint ventures and associates	—	—	—	—	2,051	—	—	—	—	2,051	—	2,051
Distribution of other equity instruments	—	—	—	—	—	—	(19,288)	—	(90,722)	(110,010)	(300,538)	(410,548)
Dividends distribution before business combinations under common control	—	—	—	—	—	—	—	—	(6,519)	(6,519)	—	(6,519)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	1,468,435	1,468,435
Dividends distribution of subsidiaries to noncontrolling shareholders	—	—	—	—	—	—	—	—	—	—	(605,416)	(605,416)
Repayment of senior perpetual securities	—	—	—	—	—	—	—	—	—	—	(2,175,133)	(2,175,133)

At December 31, 2018	14,903,798	18,457,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,848,821)	52,425,550	15,273,971	67,699,521

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOW

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

		For the year ended December 31
		2018 (Restated)	2019 (Restated)	2020
	Notes	RMB’000	RMB’000	RMB’000	USD’000
Net cash flows from operating activities	35	13,021,676	12,491,673	14,881,346	2,280,666

Investing activities

Purchases of property, plant and equipment		(6,748,212)	(9,050,859)	(5,038,896)	(772,245)
Purchase of other financial assets measured at fair value		—	(3,500,700)	(7,020,000)	(1,075,862)
Purchases of investment properties		—	(44,063)	—	—
Purchases of intangible assets		(103,304)	—	—	—
Purchases of land use rights		(2,838)	—	—	—
Proceeds from disposal of property, plant and equipment		564,791	1,132,847	1,534,275	235,138
Proceeds from disposal of a joint venture and an associate		30,816	367,867	—	—
Proceeds from disposal of subsidiaries, net of cash		—	23,797	42,910	6,576
Proceeds from disposal of other financial assets measured at fair value		198,000	2,155	11,207,783	1,717,668
Proceeds from disposal of intangible assets		—	5,764	277,715	42,562
Proceeds from disposal of right-of-use assets		—	—	15,118	2,317
Proceeds from disposal and deemed disposal of subsidiaries and business, net of cash		6,558	—	—	—
Investments in joint ventures		(90,000)	(50,000)	(4,333)	(664)
Investments in associates		(266,300)	(2,653,244)	(7,473)	(1,145)
Dividend from other financial assets measured at fair value		109,914	97,775	82,794	12,689
Dividends received from associates and joint ventures		327,983	236,708	323,109	49,519
Change in deposit of futures contracts		(13,288)	(67,253)	(56,156)	(8,606)
Assets-related government grants received		167,314	103,373	47,558	7,289
Investment income from other financial assets measured at fair value		—	—	524,726	80,418
Loans repaid by related parties		32,215	—	—	—
Proceeds from acquisition of subsidiaries, net of cash		255,650	—	3,690	566
Net cash flows (used in)/ generated from investing activities		(5,530,701)	(13,395,833)	1,932,820	296,220

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOW (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

		For the year ended December 31
		2018 (Restated)	2019 (Restated)	2020
	Notes	RMB’000	RMB’000	RMB’000	USD’000
Financing activities

Repayments of short-term bonds and mid-term notes		(21,815,000)	(22,400,000)	(30,638,813)	(4,695,604)
Repayments of short-term and long-term bank borrowings and other loans		(70,560,667)	(66,105,388)	(43,111,460)	(6,607,120)
Repayments of gold leasing arrangements		(7,519,283)	(1,607,905)	(6,921,860)	(1,060,821)
Cash consideration paid for business combination under common control		(373,495)	(237)	—	—
Proceeds from gold leasing arrangements		2,323,105	6,921,860	—	—
Proceeds from issuance of short-term bonds and medium-term notes		13,185,034	37,974,402	25,900,000	3,969,349
Proceeds from sale and leaseback finance leases, net of deposit and transaction costs		1,204,843	—	—	—
Drawdown of short-term and long-term bank borrowings and other loans		76,899,591	40,669,197	46,021,404	7,053,089
Senior perpetual securities’ distribution paid		(410,548)	(352,648)	(421,416)	(64,585)
Capital injection from non-controlling shareholders		837,621	711,114	197,276	30,234
Capital injection from the parent company to the entity acquired under common control		69,885	—	—	—
Share issue cost		—	(51,678)	—	—
Principal portion of lease payments		—	(3,032,106)	(1,748,202)	(267,924)
Finance lease instalment paid		(3,915,404)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders		(327,645)	(222,930)	(356,340)	(54,611)
Interest paid		(5,445,120)	(4,467,803)	(3,664,725)	(561,644)
Repayments of senior perpetual securities		(2,417,758)	—	(2,000,000)	(306,513)
Purchase of non-controlling interests		(3,765)	—	—	—
Instalment payment of bonds issuance expenses		—	(9,913)	(29,285)	(4,488)
Proceeds from issuance of perpetual securities		1,988,000	1,500,000	1,000,000	153,257
Net cash flows used in financing activities		(16,280,606)	(10,474,035)	(15,773,421)	(2,417,381)

Net increase/(decrease) in cash and cash equivalents		(8,789,631)	(11,378,195)	1,040,745	159,505
Cash and cash equivalents at beginning of year		27,868,110	19,135,843	7,778,853	1,192,161
Effect of foreign exchange rate changes, net		57,364	21,205	(88,401)	(13,548)

Cash and cash equivalents at December 31	16	19,135,843	7,778,853	8,731,197	1,338,118

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

1              GENERAL INFORMATION

Aluminum Corporation of China Limited (the “Company”) (中國鋁業股份有限公司) and its subsidiaries (together the “Group”) are principally engaged in manufacture and distribution of alumina, primary aluminum and energy products, and the operational governance across the relevant industry. The Group is also engaged in the investment in coal, railway, machinery manufacturing and the relevant industry, and the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products as well as the trading and logistics of non-ferrous metal products and coal products.

The Company is a joint stock company which was established on September 10, 2001 and is domiciled in the People’s Republic of China (the “PRC”) with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

1                             GENERAL INFORMATION (CONTINUED)

Information about subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

	Place of registration and	Registered		Percentage of equity attributable to the Company
Name	business	capital	Principal activities	Direct	Indirect
Shanxi Huaxing Aluminum Co. Ltd. (“Shanxi Huaxing”) (山西華興鋁業有限公司)	PRC/Mainland China	1,850,000	Manufacture and distribution of alumina	60.00%	40.00%
Baotou Aluminum Co., Ltd. (“Baotou Aluminum”) (包頭鋁業有限公司)	PRC/Mainland China	2,245,510	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100.00%	—
China Aluminum International Trading Co., Ltd. (“Chalco Trading”) (中鋁國際貿易有限公司)	PRC/Mainland China	1,731,111	Import and export activities	100.00%	—
Chalco Shanxi New Material Co., Ltd. (“Shanxi New Material”) (中鋁山西新材料有限公司)	PRC/Mainland China	4,279,601	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply	85.98%	—
China Aluminum International Trading Group Co., Ltd. (“Trading Group”) (中鋁國際貿易集團有限公司)	PRC/Mainland China	1,030,000	Import and export activities	100.00%	—
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland China	3,204,900	Manufacture and distribution of primary aluminum and alumina	67.45%	—
Chalco Hong Kong Ltd. (“Chalco Hong Kong”) (中國鋁業香港有限公司)	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities, and mining and distribution of bauxite.	100.00%	—
Chalco Mining Co., Ltd. (“Chalco Mining”) (中鋁礦業有限公司)	PRC/Mainland China	4,028,859	Manufacture, acquisition and distribution of bauxite mines, limestone ore and alumina	100.00%	—
Chalco Energy Co., Ltd. (中鋁能源有限公司)	PRC/Mainland China	1,384,398	Thermoelectric supply and investment management	100.00%	—
China Aluminum Ningxia Energy Group Co., Ltd. (“Ningxia Energy”) (中鋁寧夏能源集團)	PRC/Mainland China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power-related equipment manufacturing	70.82%	—
Guizhou Huajin Aluminum Co., Ltd. (“Guizhou Huajin”) (貴州華錦鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of alumina	60.00%	—
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	PRC/Mainland China	214,858	Research and development services	100.00%	—
Chalco Shandong Co., Ltd. (“Chalco Shandong”) (中鋁山東有限公司)	PRC/Mainland China	4,052,847	Manufacture and distribution of alumina	100.00%	—
Chalco Zhongzhou Aluminum Co., Ltd. (“Zhongzhou Aluminum”) (中鋁中州鋁業有限公司)	PRC/Mainland China	5,071,235	Manufacture and distribution of alumina	100.00%	—
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland China	964,291	Logistics and transportation	100.00%	—
Chinalco Shanxi Jiaokou Xinghua Technology Ltd. (“Xinghua Technology”) (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland China	588,182	Manufacture and distribution of primary aluminum	33.00%	33.00%
Chinalco Shanghai Company Limited (“Chinalco Shanghai”) (中鋁(上海)有限公司)	PRC/Mainland China	968,300	Trading and engineering project management and leasing	100.00%	—
Shanxi China Huarun Co., Ltd. (“Shanxi Huarun”) (山西中鋁華潤有限公司)	PRC/Mainland China	1,641,750	Manufacture and distribution of primary aluminum	40.00%	—
Guizhou Huaren New Material Co., Ltd. (“Guizhou Huaren”) (貴州華仁新材料有限公司)	PRC/Mainland China	1,200,000	Manufacture and distribution of primary aluminum	40.00%	—
Chinalco Materials Co., Ltd. (中鋁物資有限公司)	PRC/Mainland China	1,000,000	Import and export activities and trading	100.00%	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of the Company and its subsidiaries.

2.1	Basis of preparation

2.1.1	Compliance with IFRS and HKCO

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance Cap. 622 (“HKCO”).

The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.2	Going Concern

As of December 31, 2020, the Group’s current liabilities exceeded its current assets by approximately RMB16,424 million (December 31, 2019 (restated): RMB20,502 million). The directors of the Company have considered the Group’s available sources of funds as follows:

•                                          The Group’s expected net cash inflows from operating activities in 2021;

•                                          Unutilized banking facilities of approximately RMB156,318 million as of December 31, 2020, of which amounts totalling RMB130,371 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group’s past experience and good credit standing;

•                                          Bond facilities registered with National Association of Financial Market Institutional Investors but not yet utilized; and

•                                          Other available sources of financing from banks and other financial institutions given the Group’s credit history.

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from December 31, 2020. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

2.1.3	Historical cost convention

The financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities measured at fair value.

2.1.4	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020:

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (Continued)

2.1.4	New and amended standards adopted by the Group (Continued)

•                                          Definition of Material — amendments to IAS 1 and IAS 8

•                                          Definition of a Business — amendments to IFRS 3

•                                          Interest Rate Benchmark Reform — amendments to IFRS 9, IAS 39 and IFRS 7

•                                          Covid-19-Related Rent Concessions — amendments to IFRS 16

•                                          Revised Conceptual Framework for Financial Reporting

The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.1.5	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatorily effective for December 31, 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2.2	Principles of consolidation and equity accounting

2.2.1	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (Note 2.3).

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and balance sheet respectively.

2.2.2	Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (Note 2.2.4), after initially being recognized at cost.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Principles of consolidation and equity accounting (Continued)

2.2.3	Joint arrangements

Under IFRS 11 ‘Joint Arrangements’, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group only has joint ventures.

Joint ventures

Interests in joint ventures are accounted for using the equity method (Note 2.2.4), after initially being recognized at cost in the consolidated statement of financial position.

2.2.4	Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2.11.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Principles of consolidation and equity accounting (Continued)

2.2.5	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified/ permitted by applicable IFRSs.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

2.3	Business combination

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Business combination (Continued)

(a)	Merger accounting for business combinations under common control (Continued)

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

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as of December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Business combination (Continued)

(b)	Acquisition method of accounting for other business combinations and goodwill (Continued)

Impairment is determined by assessing the recoverable amount of the cash generating unit (group of cash- generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

2.4	Separate financial statements

Investments in subsidiaries, associates and jointly ventures are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries, associates and jointly ventures are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries, associates and jointly ventures is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary, associates and jointly ventures in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-makers, who are responsible for allocating resources and assessing the performance of the operating segments, have been identified as the executive presidents committee of the Company that make strategic decisions.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency.

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

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non- monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Property, plant and equipment

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

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8 – 45 years
Machinery	3 – 30 years
Transportation facilities	6 – 10 years
Office and other equipment	3 – 10 years

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

Construction in progress (“CIP”) represents buildings under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalized borrowing costs on related borrowed funds during the period of construction. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	Investment properties

Investment properties are interests in land use rights and buildings (including the leasehold property held as a right-of-use asset which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group uses the cost methods to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to investment property’s residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	50 years
Land use rights	40 – 70 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any gains or losses on the retirement or disposal of an investment property are recognized in profit or loss in the year of the retirement or disposal.

2.9	Intangible assets

(a)	Goodwill

Goodwill is measured as described in Note 2.3. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments (Note 5).

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

(ii) Reclassification

Mineral exploration rights are converted to mining rights when obtain mining rights certification, or technical feasibility and commercial viability of extracting a mineral resource are demonstrable, and are subject to amortization when commercial production has commenced.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9	Intangible assets (Continued)

(b)	Mining rights and mineral exploration rights (Continued)

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

(iii) Amortization

Mining rights other than coal mining rights are amortized on a straight-line basis over a shorter period of the mining right valid period and expected mining life. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards of the mine concerned.

(iv) Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

(c)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortized over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(d)	Aluminum production quota

Aluminum production quota are initially recorded at cost and subsequently states at cost less any amortization and impairment. Amortization is provided on a straight-line basis over expected useful life.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Research and development costs

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

2.11	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12	Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	Non-current assets (or disposal groups) held for sale (Continued)

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

2.13	Investments and other financial assets

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

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13	Investments and other financial assets (Continued)

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13	Investments and other financial assets (Continued)

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

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The ECL of December 31, 2019 was estimated based on a range of forecast economic conditions as of that date. Since early January 2020, the coronavirus outbreak has spread across mainland China and beyond, causing disruption to business and economic activity. The impact on GDP and other key indicators have been considered when determining the severity and likelihood of downside economic scenarios that are used to estimate ECL under IFRS 9 in 2020.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13	Investments and other financial assets (Continued)

General approach

ECLs are recognized in three stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For those have objective evidence of impairment at the reporting date, lifetime ECL are recognized and interest revenue is calculated on the net carrying amount.

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

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

Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Financial liabilities

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

Financial liabilities at amortized cost (trade and other payables)

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are subsequently measured at amortized cost using the effective interest method.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Financial liabilities (Continued)

Subsequent measurement (continued)

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

Financial assets and liabilities are offset and the net amount is reported in the balance sheet where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.16	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. The Group’s derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in other gains/(losses).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.17	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realizable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded as the inventory of the Group usually didn’t meet the definition of “qualifying assets”.

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

2.18	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

2.19	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

2.20	Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.20	Current and deferred income tax (Continued)

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

2.21	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labor union fees, employees’ education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plans is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21	Employee benefits (Continued)

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organized by the relevant municipal and provincial governments in the PRC. In 2020, the Group made monthly contributions at the rate of 16% (2019: 17%) of the qualified employees’ salaries and was exempted after January. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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

2.22	Provisions

Provisions for legal claims, asset retirement obligations are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Revenue recognition

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

The Group provides transportation and other service and the revenue from services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Revenue recognition (Continued)

Revenue from other sources

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

2.24	Earning per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•                                          the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares;

•                                          by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(b)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•                                          the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•                                          the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.25	Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•                                          fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•                                          variable lease payment that are based on an index or a rate, initially measured using the index or rate as of the commencement date;

•                                          amounts expected to be payable by the Group under residual value guarantees;

•                                          the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•                                          payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.25	Leases (Continued)

To determine the incremental borrowing rate, the Group:

•                                          where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

•                                          uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and,

•                                          makes adjustments specific to the lease, such as term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group entities use that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•                                          the amount of the initial measurement of lease liability;

•                                          any lease payments made at or before the commencement date less any lease incentives received;

•                                          any initial direct costs, and

•                                          restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis as follows:

Buildings	2 — 20 years
Machinery	2 — 10 years
Land use rights	10 — 50 years

If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. While the Group revalues its land and buildings that are presented within property, plant and equipment, it has chosen not to do so for the right-of-use buildings held by the Group.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.25	Leases (Continued)

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value (i.e. below RMB30,000).

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term (Note 8). Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

2.26	Dividend distribution

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

2.27	Government grants

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

For asset-related government grants that is related to long lived assets that already exist at the time of recognizing the government grant, the grant is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense. If the asset is not yet purchased or constructed at the time of recognizing the government grant, the grant is recognized as deferred income and will be deducted from the cost of the asset once the asset is recognized.

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

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

(a)	Significant influence over an entity in which the Group holds less than 20% of voting rights

At December 31, 2020, the Group owned 10.04% equity interest in Yunnan Aluminum Co., Ltd.* (“Yunnan Aluminum”) (雲南鋁業股份有限公司). The Group considers that it has significant influence over Yunnan Aluminum even though it owns less than 20% of the voting rights, on the grounds that the Group is the second largest shareholders of Yunnan Aluminum and assigned one out of the eleven directors of the Board of Directors of Yunnan Aluminum Group, thus have the right to participate in decision making of Yunnan Aluminum.

At December 31, 2020, the Group owned a 6.68% equity interest in Chalco Mineral Resources Co., Ltd.* (“Chalco Resources”) (中鋁礦產資源有限公司). The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the five directors of the Board of Directors of Chalco Resources, thus have the right to participate in decision making of Chalco Resources.

At December 31, 2020, the Group owned 14.71% of the voting right of Chinalco Capital Holdings Co., Ltd.* (“Chinalco Capital”) (中鋁資本控股有限公司). The Group considers that it has significant influence over Chinalco Capital since it can appoint one out of three directors of the Board of Directors of Chinalco Capital, thus have the right to participate in decision making of Chinalco Capital.

At December 31, 2020, the Group owned a 16% equity interest in Baise New Aluminum Power Co., Ltd. * (“New Aluminum Power”) (百色新鋁電力有限公司). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the Board of Directors of New Aluminum Power, thus have the right to participate in decision making of New Aluminum Power.

At December 31, 2020, the Group owned a 14.29% equity interest in Inner Mongolia Geliugou Co., Ltd.* (“Inner Mongolia Qiliugou”) (內蒙古圪柳溝能源有限公司). The Group considers that it has significant influence over Inner Mongolia Qiliugou even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the Board of Directors of Inner Mongolia Qiliugou, thus have the right to participate in decision making of Inner Mongolia Qiliugou.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Judgements (Continued)

(b)	Consolidation of entities in which the Group holds less than a majority of voting rights

At December 31, 2020, the Group owned a 40.23% equity interest in Ningxia Yinxing Energy Co., Ltd. (“Yinxing Energy”) (寧夏銀星能源股份有限公司). Since the remaining 59.77% of the equity shares in Yinxing Energy are held by a large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy, and Yinxing Energy continues to be included in the consolidation scope.

At December 31, 2020, the Company owned a 40% equity interest in Guizhou Huaren New Materials Co., Ltd.* (“Guizhou Huaren”) (貴州華仁新材料有限公司). In accordance with the acting-in-concert agreement signed between the Company and Qingzhen Industry Investment Co., Ltd.* (“Qingzhen Industry”)( 清鎮市工業投資有限公司) and Guizhou Chengqian Enterprise (Group) Co., Ltd. * (“Guizhou Chengqian”) (貴州成黔企業(集團)有限公司). Qingzhen Industry and Guizhou Chengqian would exercise the shareholders’ and board of directors’ votes in concert with the Group. Therefore, the directors of the Company believe that the Company has control over Guizhou Huaren and consolidated Guizhou Huaren’s financial statements from the date the Group obtained control.

At December 31, 2020, the Company owned 40% of the shares of Shanxi China Aluminum China Resources Co., Ltd.* (“Shanxi Zhongrun”) (山西中鋁華潤有限公司). In accordance with the acting-in-concert agreement signed between the Company and China Resources Coal Industry Group Co., Ltd. (“China Resources Coal Industry”), China Resources Coal Industry would exercise the shareholders’ and Board of Directors’ votes in concert with the Group. Therefore, the directors of the Company believe that the Company has control over Shanxi Zhongrun and consolidated Shanxi Zhongrun’s financial statements from the date the Group obtained control.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(a)	Impairment assessment of property, plant and equipment

As of December 31, 2020, the Company’s net carrying amount of property, plant and equipment (“PP&E”) was RMB 100,638 million. Management assesses related assets for potential impairment whenever there are indications that the carrying value of an asset or a group of assets may not be recoverable. As of December 31, 2020, management performed impairment assessment on property, plant and equipment (“PP&E”) with impairment indications at the level of cash generating unit (“CGU”) to which the PP&E was allocated using discounted cash flow model. The discounted cash flows model used for the impairment assessment of PP&E involved significant assumptions including product prices and the discount rate.

(b)	Impairment assessment of goodwill

As of December 31, 2020, the Company’s carrying value of goodwill was RMB 3,510 million. Management performed impairment assessment of goodwill on an annual basis. When performing the impairment assessment, the recoverable amount of the CGU to which the goodwill was allocated was estimated by management using discounted cash flow model, and compared with the carrying amount of the CGU to determine if goodwill was impaired. The discounted cash flow models used for the impairment assessment of goodwill involved significant assumptions including product prices, the long-term growth rate and the discount rate.

(c)	Property, plant and equipment and intangible assets (excluding goodwill) — estimated useful lives and residual values

The Group’s management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortization charges for its property, plant and equipment and intangible assets (excluding goodwill). These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on the useful life of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortization expense in future periods.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(d)	Coal reserve estimates and units-of-production amortization for coal mining rights

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

(e)	Estimated net realizable value of inventories

In accordance with the Group’s accounting policy, the Group’s management estimated net realizable value of inventories based on specific facts and circumstances. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate the net realizable amount of inventories. For inventories held for executed sales contracts, management estimates the net realizable amount based on the contracted price. For raw materials and work-in-progress, management has established a model in estimating the net realizable amount at which the inventories can be realized in the normal course of business after considering the Group’s manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group’s business and the external environment, outcomes within the next financial year would be significantly affected.

(f)	Investments in joint ventures and associates — recoverable amount

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

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(g)	Income tax

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

An entity shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

• the parent, investor or joint venture is able to control the timing of the reversal of the temporary difference; and

• it is probable that the temporary difference will not reverse in the foreseeable future.

In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact on the Group’s results or financial position.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(h)	Impairment of receivables

The loss allowances for receivables are based on assumptions about risk of default and expected loss rates to determine the expected loss. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

The Group takes into account different macroeconomic scenarios in considering forward looking information. The Group regularly monitors and reviews the key macroeconomic assumptions and parameters related to the calculation of expected credit losses, including the risk of economic downturn, external market environment, technological environment, changes in customer conditions, GDP and consumer price index, etc. During the year ended December 31, 2020, the Group has taken into account the uncertainties arising from the COVID-19 outbreak and updated the relevant assumptions and parameters accordingly. The key macroeconomic parameters are listed below：

		Scenarios
Items	Year	Basic	Negative	Positive

Growth rate of gross GDP growth rate	2021	8.83%	8.39%	9.27%
	2022 and subsequent years	5.30%	5.04%	5.57%
Consumer Price Index Growth Rate	2021	1.33%	1.26%	1.40%
	2022 and subsequent years	2.40%	2.28%	2.52%

4	SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

There was outbreak of COVID-19 in the PRC in January 2020 and subsequently expanded to a worldwide pandemic. The COVID-19 outbreak had great impact on domestic aluminum and alumina market during the first half of 2020.

The Group has followed and strengthened its support to the government’s requirements on COVID-19 prevention and control work and has taken possible effective measures to mitigate the impact, including control of procurement and sales paces in market fluctuations, adjustment of the products structure and marketing strategies and reduction of operating costs and expenses.

As of December 31, 2020 and up to date of this report, the COVID-19 has been effectively controlled in the PRC. As a result, domestic production and market of industrial products has gradually returned to normal and the price of aluminum and alumina has recovered to the level before the outbreak of COVID-19. However, the control of COVID-19 globally seems still indefinite, which increases the risk of global economic recession and uncertainty of PRC economy in a longer term. The Company will continuously monitor and assess the development of the COVID-19. Impairment test for financial and non-financial assets has been carried out with key assumptions and factors been considered for necessary revisions as the result of the COVID-19 outbreak. The liquidity risk, including the basis of going concern, has also been assessed up to date of authorisation of this financial statements (Note 37).

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the year is as follows:

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)

Revenue from contracts with customers (net of value-added tax)
Sale of goods	179,785,704	188,752,179	184,077,018
Rendering of services	325,055	1,145,304	1,587,246
	180,110,759	189,897,483	185,664,264
Revenue from other sources
Rental income	240,153	317,915	329,989
	180,350,912	190,215,398	185,994,253

(i)	Disaggregated revenue information

	For the year ended December 31, 2020
	Alumina segment	Primary Aluminum segment	Energy Segment	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Type of goods or services
Sales of goods	42,295,806	51,729,483	7,184,216	151,540,471	449,058	(69,122,016)	184,077,018
Rendering of services	—	—	—	3,768,342	—	(2,181,096)	1,587,246
Total revenue	42,295,806	51,729,483	7,184,216	155,308,813	449,058	(71,303,112)	185,664,264

Geographical markets
Mainland China	42,295,806	51,729,483	7,184,216	146,666,981	449,058	(71,303,112)	177,022,432
Outside of mainland China	—	—	—	8,641,832	—	—	8,641,832
Total revenue from contracts with customers	42,295,806	51,729,483	7,184,216	155,308,813	449,058	(71,303,112)	185,664,264

Timing of revenue recognition
Goods transferred at a point in time	42,295,806	51,729,483	7,184,216	151,540,471	449,058	(69,122,016)	184,077,018
Services transferred over time	—	—	—	3,768,342	—	(2,181,096)	1,587,246
Total revenue from contracts with customers	42,295,806	51,729,483	7,184,216	155,308,813	449,058	(71,303,112)	185,664,264

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a)	Revenue (Continued)

(i)	Disaggregated revenue information (Continued)

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the year ended December 31, 2019 (Restated)
	Alumina segment	Primary Aluminum segment	Energy Segment	Trading	Corporate and other operating segments	Inter- segment elimination	Total

Type of goods or services
Sales of goods	43,690,995	49,043,864	7,335,347	156,158,740	492,624	(67,969,391)	188,752,179
Rendering of services	—	—	—	2,724,083	—	(1,578,779)	1,145,304
Total revenue	43,690,995	49,043,864	7,335,347	158,882,823	492,624	(69,548,170)	189,897,483

Geographical markets
Mainland China	43,690,995	49,043,864	7,335,347	153,106,808	492,624	(69,548,170)	184,121,468
Outside of mainland China	—	—	—	5,776,015	—	—	5,776,015
Total revenue from contracts with customers	43,690,995	49,043,864	7,335,347	158,882,823	492,624	(69,548,170)	189,897,483

Timing of revenue recognition
Goods transferred at a point in time	43,690,995	49,043,864	7,335,347	156,158,740	492,624	(67,969,391)	188,752,179
Services transferred over time	—	—	—	2,724,083	—	(1,578,779)	1,145,304
Total revenue from contracts with customers	43,690,995	49,043,864	7,335,347	158,882,823	492,624	(69,548,170)	189,897,483

	2019	2020

Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
— Sale of goods	1,543,164	1,565,285
— Others	36,158	73,541
	1,579,322	1,638,826

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a)	Revenue (Continued)

(ii)	Performance obligations

Information about the Group’s performance obligations is summarised below:

Revenue from sales of products (including sales of the other materials)

The performance obligation is satisfied upon delivery of the industrial products and payment is generally due within 30 to 90 days from delivery, except for new customers, where advance is normally required.

Sales of goods were made in a short period of time and the performance obligation was mostly satisfied in one year or less at the end of each year，thus the Group applied the expedient of not to disclose the transaction price allocated to unsatisfied performance obligation.

Rendering of services

The performance obligation is satisfied over time as services are rendered and payment is generally due upon completion of the relevant services.

Amounts expected to be recognized as revenue for remaining contract performance obligation:

	For the year ended December 31
	2019	2020

Within one year	1,638,826	1,399,340
After one year	125,758	182,859
	1,764,584	1,582,199

The remaining performance obligations expected to be recognized in more than one year relate to rendering of services that are to be satisfied within 1 – 10 years. All the other remaining performance obligations are satisfied in one year or less at the end of each year.

ALUMINUM CORPORATION OF CHINA LIMITED
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2018, 2019 and 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information

The executive presidents committee of the Company have been identified as the chief operating decision makers. The committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The committee considers the business from a product perspective comprising alumina, primary aluminum and energy for the Group’s manufacturing business, which are identified as separate reportable operating segments. In addition, the Group’s trading business is identified as a separate reportable operating segment. The Group’s reportable operating segments also include corporate and other operating segments.

The committee assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the committee is consistent with that applied to the consolidated financial information for the year ended December 31, 2019. Management has determined the reportable operating segments based on the reports reviewed by the committee that are used to make strategic decisions.

The Group’s five reportable operating segments are summarised as follows:

•                                          The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group’s aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina bauxite.

•                                          The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group’s trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

•                                          The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group’s manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

•                                          The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group’s internal and external coal consuming customers; electricity is sold to regional power grid corporations.

• Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the reportable operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5                                         REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)                                 Segment information (Continued)

	Year ended December 31, 2020
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Total revenue	42,382,097	51,889,084	7,184,216	155,392,357	449,611	(71,303,112)	185,994,253
Inter-segment revenue	(29,436,854)	(11,458,500)	(243,788)	(30,058,138)	(105,832)	71,303,112	—
Sales of self-produced products (Note (i))	—	—	—	21,492,083	—	—	—
Sales of products sourced from external suppliers	—	—	—	103,842,136	—	—	—
Revenue from external customers	12,945,243	40,430,584	6,940,428	125,334,219	343,779	—	185,994,253
Segment profit /(loss) before income tax	1,427,294	2,023,168	(77,235)	555,864	(1,705,175)	(68,699)	2,155,217
Income tax expense							(582,188)
Profit for the year							1,573,029

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended December 31, 2020
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Other items
Finance income	42,912	58,437	36,333	72,632	16,607	—	226,921
Finance costs	(826,521)	(1,364,606)	(995,572)	(170,937)	(1,062,892)	—	(4,420,528)
Share of profits and losses of joint ventures	75,405	—	35,308	5,011	64,778	—	180,502
Share of profits and losses of associates	4,930	(35,328)	(17,905)	38,683	155,357	—	145,737
Depreciation of right-of-use assets	(364,655)	(234,387)	(96,967)	(21,075)	(50,469)	—	(767,553)
Depreciation and amortization (excluding the depreciation of right- of-use assets)	(2,934,949)	(2,937,761)	(1,943,524)	(23,287)	(71,281)	—	(7,910,802)
(Losses)/gain on disposal of property, plant and equipment	(15,274)	456,925	3,989	2,147	652	—	448,439
Realized loss on futures, forward and option contracts, net	—	—	—	675,442	(152,064)	—	523,378
Other income	21,549	11,087	55,561	33,207	18,147	—	139,551
Impairment loss on property, plant and equipment	(23,135)	(388,755)	—	(4,951)	—	—	(416,841)
Unrealized (losses)/gains on futures contracts, net	—	—	—	(27,705)	17,311	—	(10,394)

Gain on disposal of subsidiaries	—	—	—	—	11,305	—	11,305
Changes for impairment of inventories	(121,286)	103,524	(15,642)	2,184	981	—	(30,239)
Provision for impairment of receivables	(58,778)	(14,417)	(108,059)	(414,342)	(383,238)	—	(978,834)
Dividends from other financial assets measured at fair value	—	—	—	—	82,794	—	82,794
Investments in associates	88,356	539,058	396,454	1,565,235	6,584,307	—	9,173,410
Investments in joint ventures	1,076,085	—	334,763	43,258	1,920,447	—	3,374,553

Additions during the year:
Intangible assets	2,157	3,546	—	1,413	266	—	7,382
Right-of-use assets	12,001	—	59,010	2,875	2,893	—	76,779
Property, plant and equipment (Note (ii))	2,317,271	1,069,086	881,810	328,033	25,119	—	4,621,319

(i)                                     The sales of self-produced products include sales of self-produced alumina amounting to RMB12,465 million, sales of self-produced primary aluminum amounting to RMB8,784 million, and sales of self-produced other products amounting to RMB243 million.

(ii) The additions to property, plant and equipment under sale and leaseback contracts are not included.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended December 31, 2019 (Restated)
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	43,899,982	49,089,019	7,345,971	158,935,656	492,940	(69,548,170)	190,215,398
Inter-segment revenue	(29,573,401)	(11,694,382)	(236,136)	(27,877,188)	(167,063)	69,548,170	—
Sales of self-produced products (Note (i))	—	—	—	24,380,771	—	—	—
Sales of products sourced from external suppliers	—	—	—	106,677,697	—	—	—

Revenue from external customers	14,326,581	37,394,637	7,109,835	131,058,468	325,877	—	190,215,398

Segment profit /(loss) before income tax	844,848	687,246	403,479	958,007	(987,704)	213,085	2,118,961
Income tax expense	—	—	—	—	—	—	(628,376)

Profit for the year							1,490,585

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended December 31, 2019 (Restated)
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Other items
Finance income	61,644	53,252	35,093	105,664	5,540	—	261,193
Finance costs	(651,238)	(1,328,730)	(1,064,769)	(224,292)	(1,652,512)	—	(4,921,541)
Share of profits and losses of joint ventures	86,245	—	(22,272)	3,767	202,375	—	270,115
Share of profits and losses of associates	(6,319)	11,621	(32,660)	36,579	39,546	—	48,767
Depreciation of right-of-use assets	(495,693)	(338,975)	(146,139)	(45,541)	(49,477)	—	(1,075,825)
Depreciation and amortization (excluding the depreciation of right-of-use assets)	(2,830,153)	(3,235,356)	(1,488,077)	(79,365)	(81,467)	—	(7,714,418)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	(576,669)	833,288	(3,982)	7,271	(224)	—	259,684
Realized gain on futures, forward and option contracts, net	—	—	60,671	—	—	—	60,671
Other income	21,252	716	11,382	47,666	3,595	—	84,611
Impairment on property, plant and equipment	(8,742)	(247,112)	—	(3,500)	—	—	(259,354)
Unrealized gain on futures, forward and option contracts, net	—	—	—	(9,851)	—	—	(9,851)
Gain on disposal of subsidiaries	118	—	3,014	2,738	255,317	—	261,187

Changes for impairment of inventories	69,740	166,331	34,136	(19,076)	—	—	251,131
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	6,837	1,088	(53,227)	(122,420)	(3,294)	—	(171,016)
Dividends from other financial assets measured at fair value	—	—	1,000	—	96,775	—	97,775
Investments in associates	83,424	574,385	362,757	2,021,964	6,469,871	—	9,512,401
Investments in joint ventures	1,076,085	—	79,199	298,991	1,931,307	—	3,385,582

Additions during the year:
Intangible assets	209,366	949,013	(5,062)	1,869	200	—	1,155,386
Right-of-use assets	1,080,285	131,797	8,411	27,365	—	—	1,247,858
Property, plant and equipment (Note (ii))	6,490,041	2,381,644	1,454,659	132,841	165,832	—	10,625,017

(i)                                     The sales of self-produced products include sales of self-produced alumina amounting to RMB13,330 million, sales of self-produced primary aluminum amounting to RMB10,689 million, and sales of self-produced other products amounting to RMB362 million.

(ii) The additions to property, plant and equipment under sale and leaseback contracts are not included.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5                                         REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)                                 Segment information (Continued)

	Year ended December 31, 2018 (Restated)
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	44,150,937	53,802,172	7,235,273	142,532,936	667,235	(68,037,641)	180,350,912
Inter-segment revenue	(29,392,495)	(12,457,863)	(198,337)	(25,775,920)	(213,026)	68,037,641	—
Sales of self-produced products (Note (i))	—	—	—	34,564,441	—	—	—
Sales of products sourced from external suppliers	—	—	—	82,192,575	—	—	—

Revenue from external customers	14,758,442	41,344,309	7,036,936	116,757,016	454,209	—	180,350,912

Segment profit /(loss) before income tax	3,496,381	(929,298)	26,020	748,495	(1,267,146)	198,103	2,272,555
Income tax expense	—	—	—	—	—	—	(826,366)

Profit for the year							1,446,189

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5                                         REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)                                 Segment information (Continued)

	Year ended December 31, 2018 (Restated)
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Other items
Finance income	100,125	54,458	15,744	136,603	185,392	—	492,322
Finance costs	(399,344)	(1,131,622)	(1,047,285)	(367,003)	(1,937,438)	—	(4,882,692)
Share of profits and losses of joint ventures	37,377	8	(225,377)	9,010	(20,470)	—	(199,452)
Share of profits and losses of associates	(1,141)	17,102	(52,368)	19,375	56,367	—	39,335
Depreciation of right-of-use assets	(39,027)	(41,175)	(9,335)	(18,615)	—	—	(108,152)
Depreciation and amortization (excluding the depreciation of right-of-use assets)	(2,846,051)	(2,954,801)	(1,962,081)	(108,069)	(82,963)	—	(7,953,965)
Gains /(losses) on disposal of property, plant and equipment and intangible assets	53,116	15,211	24,780	20,036	(12,045)	—	101,098
Realized gain on futures, forward and option contracts, net	(716)	—	2,855	47,601	(9,248)	—	40,492
Other income	57,777	38,220	29,858	6,718	2,794	—	135,367
Impairment on property, plant and equipment	—	—	(7,450)	(39,034)	—	—	(46,484)
Unrealized gain on futures, forward and option contracts, net	—	—	—	100,967	—	—	100,967
Gain on disposal of subsidiaries	7,671	—	—	—	(4,154)	—	3,517

Changes for impairment of inventories	(54,463)	(273,796)	(7,884)	(17,802)	—	—	(353,945)
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	19,320	(9,406)	(23,327)	(84,922)	(9,621)	—	(107,956)
Dividends from other financial assets measured at fair value	—	—	1,000	—	108,914	—	109,914
Loss on disposal of associates	—	—	(1,904)	—	—	—	(1,904)
(Losses)/gain on previously held equity interest remeasured at an acquisition-date fair value	—	—	(3,177)	—	751,263	—	748,086
Investments in associates	89,734	558,759	2,064,425	131,691	3,518,853	—	6,363,462
Investments in joint ventures	989,840	—	435,867	77,211	1,890,431	—	3,393,349

Additions during the year:
Intangible assets	99,089	753	2,754	514	194	—	103,304
Right-of-use assets	2,786	—	—	52	—	—	2,838
Property, plant and equipment (Note (ii))	2,564,003	4,602,580	1,610,442	102,956	143,839	—	9,023,820

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5                                         REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)                                 Segment information (Continued)

(i)                                     The sales of self-produced products include sales of self-produced alumina amounting to RMB16,561 million, sales of self-produced primary aluminum amounting to RMB13,517  million,  and  sales  of  self-produced  other  products  amounting to RMB4,486 million.

(ii)                                  The additions to property, plant and equipment under sale and leaseback contracts are not included.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5                                         REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)                                 Segment information (Continued)

	As of December 31, 2020
As of December 31, 2020	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

Segment assets	87,409,820	62,050,175	39,671,083	20,520,759	44,594,935	254,246,772
Reconciliation:
Elimination of inter-segment receivables						(60,582,399)
Other eliminations						(360,498)
Corporate and other Unallocated assets:						—
Deferred tax assets						1,481,235
Prepaid income tax						116,574

Total assets						194,901,684

Segment liabilities	48,883,452	39,204,713	26,197,235	12,815,610	55,475,215	182,576,225
Elimination of inter-segment payables						(60,582,397)
Corporate and other Unallocated liabilities:						—
Deferred tax liabilities						1,437,087
Income tax payable						299,053

Total liabilities						123,729,968

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5                                         REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)                                 Segment information (Continued)

	As of December 31, 2019 (Restated)
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

Segment assets	90,584,165	63,155,573	38,886,172	17,496,224	49,658,116	259,780,250
Reconciliation:						—
Elimination of inter-segment receivables						(58,151,596)
Other eliminations						(106,985)
Corporate and other unallocated assets:						—
Deferred tax assets						1,522,729
Prepaid income tax						93,093
Total assets						203,137,491

Segment liabilities	47,247,335	38,588,473	26,582,436	9,376,820	66,771,364	188,566,428

Elimination of inter-segment payables						(58,151,596)
Corporate and other unallocated liabilities:						—
Deferred tax liabilities						1,712,739
Income tax payable						252,454

Total liabilities						132,380,025

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)
Segment revenue from external customers
– Mainland China	171,134,353	184,439,383	177,352,421
– Outside of Mainland China	9,216,559	5,776,015	8,641,832
	180,350,912	190,215,398	185,994,253

	December 31, 2019	December 31, 2020
	(Restated)
Non-current assets (excluding financial assets and deferred tax assets)
– Mainland China	147,876,838	142,671,962
– Outside of Mainland China	2,668,533	2,890,338

	150,545,371	145,562,300

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

5                                         REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)                                 Segment information (Continued)

For the year ended December 31, 2020, revenues of approximately RMB46,262 million (2019: RMB40,567 million, 2018: RMB32,852 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments.  There were no individual customers that contributed 10% or more of the Group’s revenue during the years ended December 31, 2018, 2019 and 2020.

6                                         INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Others	Total

Year ended December 31, 2020
Opening net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460
Additions	—	—	—	7,382	7,382
Disposals	—	(277,715)	—	—	(277,715)
Impairment	—	—	—	(416)	(416)
Amortization	—	(412,599)	—	(46,883)	(459,482)
Business combination	—	—	—	89	89
Transfer from property, plant and equipment (Note 7)	—	149,544	—	284,743	434,287
Currency translation differences	(1,035)	(6,308)	(12,958)	—	(20,301)
Closing net carrying amount	3,509,857	7,425,833	988,374	1,524,240	13,448,304

As of December 31, 2020
Cost	3,509,857	9,876,722	988,374	1,932,329	16,307,282
Accumulated amortization and impairment	—	(2,450,889)	—	(408,089)	(2,858,978)
Net carrying amount	3,509,857	7,425,833	988,374	1,524,240	13,448,304

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

6                                         INTANGIBLE ASSETS (CONTINUED)

	Goodwill	Mining rights and others	Mineral exploration rights	Others	Total

Year ended December 31, 2019 (Restated)
Opening net carrying amount	3,510,633	7,682,383	1,113,959	572,390	12,879,365
Additions	—	467,640	—	687,746	1,155,386
Reclassification	—	115,871	(115,871)	—	—
Disposals	—	—	—	(9)	(9)
Amortization	—	(294,766)	—	(44,172)	(338,938)
Transfer from property, plant and equipment (Note 7)	—	—	—	63,370	63,370
Currency translation differences	259	1,783	3,244	—	5,286
Closing net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460

As of December 31, 2019
Cost	3,510,892	10,016,634	1,001,332	1,640,081	16,168,939
Accumulated amortization and impairment	—	(2,043,723)	—	(360,756)	(2,404,479)
Net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460

For the years ended December 31, 2018, 2019 and 2020, the amortization expenses of intangible assets recognized in profit or loss were analysed as follows:

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)
Cost of sales	265,108	294,766	371,616
General and administrative expenses	30,793	44,172	87,866
	295,901	338,938	459,482

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

6                                         INTANGIBLE ASSETS (CONTINUED)

As of December 31, 2020, the Group has pledged intangible asset with a net carrying value amounting to RMB0.96 million (December 31, 2019: RMB757 million) for bank and other borrowings as set out in Note 24 to the financial statements.

As of December 31, 2020, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB40 million (December 31, 2019: RMB51 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As of December 31, 2020, the carrying value of these rights only represented approximately 0.02% of the total asset value of the Group (December 31, 2019: approximately 0.02%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

Impairment testing of goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment before aggregation. Therefore, goodwill is allocated to the Group’s CGUs and groups of CGUs that are expected to benefit from the synergies of the relevant business combination. A summary of goodwill allocation is presented below:

	December 31, 2020		December 31, 2019
	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	—	217,267	—	217,267
Guangxi Branch	189,419	—	189,419	—
Lanzhou Aluminum Co,. Ltd	—	1,924,259	—	1,924,259
PT. Nusapati Prima (“PTNP”)	14,963	—	15,998	—
Shanxi Huaxing	1,163,949	—	1,163,949	—
	1,368,331	2,141,526	1,369,366	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculation of VIU use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2019: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment testing include future prices of aluminum and alumina and the discount rate. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2019: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions.

Based on their assessment, there was no impairment of goodwill as of December 31, 2020 and December 31, 2019.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

7                                         PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total
Year ended December 31, 2020
Opening net carrying amount at 1 Jan 2020 (Restated)	40,777,331	49,487,287	429,581	354,825	12,359,952	103,408,976

Reclassifications and internal transfers	3,301,076	7,114,160	809,433	47,546	(11,272,215)	—
Transfer to intangible assets (Note 6)	—	—	—	—	(434,287)	(434,287)
Transfer from right-of-use assets and non-current assets*	—	1,982,812	—	—	—	1,982,812
Transfer to investment properties (Note 8)	(78,135)	—	—	—	—	(78,135)
Transfer to other non-current assets	—	—	—	—	(38,430)	(38,430)
Transfer to right-of-use assets (Note 20)	(140,254)	—	—	—	(744,887)	(885,141)
Additions	296,395	182,427	48,607	10,659	4,083,231	4,621,319
Business combination	1,290	52,357	(18)	(28)	—	53,601
Government grants	(1,646)	(40,676)	—	—	—	(42,322)
Disposals	(120,386)	(173,789)	(27,145)	(918)	(58,659)	(380,897)
Depreciation	(1,689,768)	(5,315,869)	(96,999)	(49,534)	—	(7,152,170)
Impairment loss	(80,641)	(326,444)	(125)	(558)	(9,073)	(416,841)
Currency translation differences	(103)	(183)	(27)	(19)	—	(332)

Closing net carrying amount	42,265,159	52,962,082	1,163,307	361,973	3,885,632	100,638,153

As of December 31, 2020
Cost	63,188,254	114,359,882	2,844,604	869,252	4,005,995	185,267,987
Accumulated depreciation and impairment	(20,923,095)	(61,397,800)	(1,681,297)	(507,279)	(120,363)	(84,629,834)

Net carrying amount	42,265,159	52,962,082	1,163,307	361,973	3,885,632	100,638,153

*                                         This includes the right-of-use assets recognized previously under sale and leaseback contracts of RMB1,664 million that were reclassified from property, plant and equipment, upon initial adoption of IFRS 16. After the expiration of those contracts, they were recognized as property, plant and equipment.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

7                                         PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total

As of December 31, 2019 (Restated)
Opening net carrying amount	38,748,649	47,847,491	537,300	159,291	12,315,564	99,608,295
Reclassifications and internal transfers	3,869,147	5,125,998	(29,181)	207,546	(9,173,510)	—
Government grants	(7,211)	(69,012)	—	—	—	(76,223)
Transfer to right-of-use assets	(107,368)	(495)	—	—	—	(107,863)
Transfer to intangible assets (Note 6)	—	—	—	—	(63,370)	(63,370)
Transfer to investment properties (Note 8)	(179,564)	—	—	—	—	(179,564)
Transfer from right-of-use assets	—	1,674,260	—	—	—	1,674,260
Additions	576,107	636,555	47,527	12,944	9,351,884	10,625,017
Disposal of subsidiaries	(85,851)	(73,432)	(3,270)	(239)	—	(162,792)
Disposals	(79,280)	(378,817)	(19,672)	(939)	(70,201)	(548,909)
Depreciation	(1,852,041)	(5,121,970)	(103,126)	(23,639)	—	(7,100,776)
Impairment losses	(105,346)	(153,394)	(14)	(185)	(415)	(259,354)
Currency translation differences	89	103	17	46	—	255

Closing net carrying amount	40,777,331	49,487,287	429,581	354,825	12,359,952	103,408,976

As of December 31, 2019
Cost	60,216,498	101,630,516	2,284,564	830,866	12,511,787	177,474,231
Accumulated depreciation and impairment	(19,439,167)	(52,143,229)	(1,854,983)	(476,041)	(151,835)	(74,065,255)

Net carrying amount	40,777,331	49,487,287	429,581	354,825	12,359,952	103,408,976

For the years ended December 31, 2018, 2019 and 2020, depreciation expenses recognized in profit or loss were analysed as follows:

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)
Cost of sales	7,296,290	6,930,180	6,991,119
General and administrative expenses	202,792	163,989	155,916
Selling and distribution expenses	6,605	6,607	5,135
	7,505,687	7,100,776	7,152,170

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

7                                         PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As of December 31, 2020, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB7,616 million (December 31, 2019: RMB7,315 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as of the date of approval of these financial statements.

As of December 31, 2020, the carrying value of the above buildings only represented approximately 3.65% of the Group’s total asset value (December 31, 2019: 3.60% (restated)).  Management  considers that it is probable that the Group will be able to obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended December 31, 2020, interest expenses of RMB124 million (2019: RMB289 million, 2018: RMB518 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at annual rates ranging from 4.00% to 6.68% (2019: 4.00% to 6.96%, 2018: 4.54% to 7.00%), and were included in additions to property, plant and equipment.

As of December 31, 2020, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB5,191 million (December 31, 2019: RMB4,946 million) for bank and other borrowings as set out in Note 24 to the financial statements.

As of December 31, 2020, the carrying value of temporarily idle property, plant and equipment of the Group was RMB750 million (December 31, 2019: RMB952 million).

Impairment testing for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual  plant  or  entity.  The  carrying values of these individual plants  or  entities  were  compared  to  the  recoverable  amounts  of the CGUs, which were based predominantly on value-in-use. Value-in-use calculations use pre-tax  cash  flow  projections  based  on  financial  budgets  approved  by  management  covering a five-year period. Cash flows beyond  the  five-year  period  are  extrapolated  using  the  same cash flow projections of the fifth year. Other key assumptions applied in  the  impairment testing include the future prices of aluminum and alumina and the discount rate. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2019: 10.16%) that reflects specific risks related to the CGUs as  discount  rate.  These estimates and judgments may be affected by unexpected changes in the future market or economic conditions.

In addition to the CGUs for which impairment was tested based on value-in-use, the Group also assessed the recoverable amounts for property, plant and equipment to be disposed or abandoned soon, and recognized impairment losses of RMB417 million in 2020 (2019: RMB259 million, 2018: RMB46 million).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

8                                         INVESTMENT PROPERTIES

	Buildings	Land use rights	Total

Year ended December 31, 2020
Opening net carrying amount	414,168	1,089,098	1,503,266
Additions	—	—	—
Transfer from property, plant and equipment (Note 7)	78,135	—	78,135
Transfer from right-of-use assets (Note 20)	—	45,885	45,885
Disposals	—	(1,005)	(1,005)
Depreciation	(10,814)	(13,591)	(24,405)

Closing net carrying amount	481,489	1,120,387	1,601,876

As of December 31, 2020
Cost	601,850	1,221,710	1,823,560
Accumulated depreciation and impairment	(120,361)	(101,323)	(221,684)

Net carrying amount	481,489	1,120,387	1,601,876

	Buildings	Land use right	Total
Year ended December 31, 2019
Opening net carrying amount	235,974	920,032	1,156,006
Additions	44,063	—	44,063
Transfer from property, plant and equipment (Note 7)	179,564	—	179,564
Transfer from right-of-use assets (Note 20)	—	239,765	239,765
Disposal	(36,949)	(52,537)	(89,486)
Depreciation	(8,484)	(18,075)	(26,559)
Impairment loss	—	(87)	(87)

Closing net carrying amount	414,168	1,089,098	1,503,266

As of December 31, 2019
Cost	508,705	1,159,343	1,668,048
Accumulated depreciation and impairment	(94,537)	(70,245)	(164,782)

Net carrying amount	414,168	1,089,098	1,503,266

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

8                                         INVESTMENT PROPERTIES (CONTINUED)

The Group’s investment properties consist of land use rights held for rental income and buildings leased to third parties under operating leases.

As of December 31, 2020, the Group was in the process of applying for the ownership certificates of investment properties with a net carrying value of RMB59 million (December 31, 2019: RMB255 million). There have been no litigations, claims or assessments against the Group for compensation with  respect to the use of these rights to date. As of December 31, 2020, the carrying value of these investment properties only represented approximately 0.03% of the total asset value of the Group (December 31, 2019: 0.13%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the rights to use the above investment  properties,  and that there is no material adverse impact on the overall financial position of the Group.

As of December 31, 2020, the fair value of the buildings was approximately RMB926 million (December 31, 2019: RMB1,071 million) which was estimated based on the market price of comparable buildings in the nearby area. The directors of the Company estimated that the fair value of the land use right was approximately RMB1,296 million (December 31, 2019: RMB1,269 million), which was determined based on the transaction prices for similar lands nearby.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

9                                         INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a)                                 Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2020	2019

As of January 1	3,385,582	3,393,349
Capital injections	4,333	50,000
Disposal	—	(114,604)
Share of profits for the year	180,502	270,115
Share of changes in reserves	1,491	8,746
Dividends declared	(197,355)	(222,024)
Impairment	—	—
As of December 31	3,374,553	3,385,582

As of December 31, 2020, all joint ventures of the Group were unlisted.

As of December 2020, particulars of the Group’s material joint venture is as follows:

	Effective equity interest held
Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing
Guangxi Huayin Aluminum Co., Ltd. *(“Guangxi Huayin”) (廣西華銀鋁業有限公司)	PRC/Mainland China	2,441,987	Manufacturing	33%	33%	33%

*    Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

The English names represent the best effort by management of the Group in translating the Chinese names of the companies as they do not have official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

9                                         INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a)                                 Investments in joint ventures (Continued)

The following table illustrates the summarised financial information in respect of Guangxi Huayin:

	December 31, 2020	December 31, 2019

Cash and cash equivalents	247,680	261,447
Other current assets	970,096	1,222,290

Current assets	1,217,776	1,483,737
Non-current assets	5,361,592	5,249,101

Financial liabilities	750,000	1,106,593
Other current liabilities	772,700	960,077

Current liabilities	1,522,700	2,066,670
Non-current liabilities	580,419	414,299

Net assets	4,476,249	4,251,869

Reconciliation to the Group’s interest in the joint venture:
Proportion of the Group’s ownership	33.00%	33.00%
Group’s share of net assets of the joint venture	1,477,162	1,403,117

Carrying amount of the investment	1,477,162	1,403,117

	For the year ended December 31
	2018	2019	2020

Revenue	5,173,801	5,226,893	4,631,737
Gross profit	979,991	1,303,254	800,965
Interest income	6,365	9,781	7,388
Depreciation and amortization	509,556	525,109	531,512
Interest expenses	77,438	63,351	51,855
Profit before income tax	504,875	621,315	195,189
Income tax	78,827	79,300	21,152

Other comprehensive income	—	—	—

Total comprehensive income for the year	426,048	542,015	174,037

Dividend received	132,000	198,000	99,000

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

9                                         INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a)                                 Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group’s  joint ventures that are not individually material:

	2020	2019

Share of the joint ventures’ profits for the year	121,120	91,250

Share of the joint ventures’ total comprehensive income	121,120	91,250

Aggregate carrying amount of the Group’s investments in joint ventures	1,897,391	1,870,538

There were no material contingent liabilities relating to the Group’s interests in the joint ventures and the joint ventures themselves.

(b)                                 Investments in associates

Movements in investments in associates are as follows:

	December 31, 2020	December 31, 2019

As of January 1	9,512,401	6,363,462
Investment to Yunnan Aluminum	—	1,491,736
Investment to Heqing Yixin Aluminum Industry Co.,Ltd. (鶴慶溢鑫鋁業有限公司) (“Yixin Aluminum”)	—	941,160
Capital injections, other than to Yunnan Aluminum and Yixin Aluminum	—	729,368
Subsidiaries changed into associates	7,473	16,283
Capital reduction	(14,850)	(20,250)
Share of profits for the year	145,737	48,767
Dividends declared	(480,397)	(50,314)
Share of changes in reserves	3,046	(7,811)

As of December 31	9,173,410	9,512,401

As of December 31, 2020, except for Yunnan Aluminum, all associates of the Group were unlisted.

As of December 31, 2020, no associate was individually material to the Group except for Yunnan Aluminum.

As of December 31, 2020, particulars of the Group’s material associate is as follows:

	Effective equity interest held
Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing
Yunnan Aluminum	PRC/Mainland China	3,128,207	Manufacturing	10.04%	10.04%	10.04%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

9                                         INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)                                 Investments in associates (Continued)

Yunnan Aluminum, which is considered a material associate of the Group, is accounted for using the equity method.

The English names represent the best effort by management of the Group in translating the Chinese names of the companies as they do not have official English names.

The following table illustrates the summarised financial information in respect of Yunnan Aluminum:

	December 31, 2020	December 31, 2019

Cash and cash equivalents	1,186,778	4,052,271
Other current assets	4,848,942	5,081,477

Current assets	6,035,720	9,133,748
Non-current assets	39,960,249	35,706,818

Financial liabilities	5,632,439	8,502,318
Other current liabilities	11,728,170	12,012,348

Current liabilities	17,360,609	20,514,666
Non-current liabilities	10,658,126	7,254,037

Net assets	17,977,234	17,071,863

Non-controlling interests	2,504,346	2,213,934

Reconciliation to the Group’s interest in the associate:
Proportion of the Group’s ownership	10.04%	10.04%
Group’s share of net assets of the associate	1,553,478	1,491,736

Carrying amount of the investment	1,553,478	1,491,736

	For the year ended December 31
	2019	2020
Revenue	24,283,623	29,567,864
Gross profit	3,241,005	4,084,535
Interest income	46,865	35,345
Depreciation and amortization	1,381,066	1,571,308
Interest expenses	945,786	649,600
Profit before income tax	596,546	1,032,497
Income tax	51,340	122,384

Other comprehensive income	28,183	(36,602)

Total comprehensive income for the year	573,389	873,511

Dividend received	—	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

9                                         INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)                                 Investments in associates (Continued)

The following table illustrates the aggregate financial information of the Group’s associates that are not individually material:

	December 31, 2020	December 31, 2019 (Restated)

Share of the associates’ profits	83,518	48,767
Share of the associates’ total comprehensive income	83,518	48,767
Aggregate carrying amount of the Group’s investments in the associates	7,619,932	8,020,665

There were no material contingent liabilities relating to the Group’s interests in the associates and the  associates  themselves.

As of December 31, 2020, the Group had pledged investments in associates amounting to RMB396 million (December 31, 2019: RMB539 million) as set out in Note 24 to the financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

10           OTHER FINANCIAL ASSETS MEASURED AT FAIR VALUE

	December 31, 2020	December 31, 2019

Listed equity investments, at fair value
Dongxing securities Co., Ltd.(東興證券股份有限公司)	8,812	8,853

Unlisted equity investments, at fair value
Sanmenxia Dachang Mining Co., Ltd.(三門峽達昌礦業有限公司)	20,921	20,905
Inner Mongolia Ganqimaodu Port Development Co., Ltd.(內蒙古甘其毛都港務發展股份有限公司)	16,669	30,410
Yinchuan Economic and Technological Development Zone Investment Holding Co., Ltd. (銀川經濟技術開發區投資控股有限公司)	17,234	20,000
China Color International Alumina Development Co., Ltd.(中色國際氧化鋁開發有限公司)	6,636	6,614
Luoyang Jianyuan Mining Co., Ltd. (洛陽建元礦業有限公司)	4,975	4,960
NingXia Electric Power Trading Center Co., Ltd(寧夏電力交易中心有限公司)	4,305	—
Ningxia Ningdian Logistics Transportation Co., Ltd.(寧夏寧電物流運輸有限公司)	1,640	1,640
Chinalco Innovative Development Investment Company Limited (“Chinalco Innovative”) (中鋁創新開發投資有限公司)	329,234	365,681
Size Industry Investment Fund (Note)	980,498	1,653,251
Fangchenggang Chisha Pier Co., Ltd.(防城港赤沙碼頭有限公司)	700	700
Xingxian Shengxing Highway Investment Management Co., Ltd. (興縣盛興公路投資管理有限公司)	135,079	126,237
	1,517,891	2,230,398
	1,526,703	2,239,251

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

Note:

During the year ended December 31, 2020, Size Industry Investment Fund repaid capital of RMB700 million, and dividend income of RMB82 million. The remaining capital balance was all repaid in February 2021.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

11                                  DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2020 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealized profit at consolidation	Others	Total

As of December 31, 2018	385,843	242,370	616,237	169,876	182,370	1,596,696
Business combination under common control	71	270	—	—	5	346
As of January 1, 2019 (Restated)	385,914	242,640	616,237	169,876	182,375	1,597,042
Acquisition of subsidiaries	190	(31)	—	—	7	166
Credit/(charged) to profit or loss	59,218	(33,214)	(40,047)	(521)	(2,955)	(17,519)

As of December 31, 2019	445,322	209,395	576,190	169,355	179,427	1,579,689

As of January 1, 2020	445,322	209,395	576,190	169,355	179,427	1,579,689
Acquisition of subsidiaries	—	—	—	—	36	36
Credit/(charged) to profit or loss	65,196	(99,810)	(105,811)	56,731	51,116	(32,578)
As of December 31, 2020	510,518	109,585	470,379	226,086	230,579	1,547,147

Movements in deferred tax liabilities:

	Interest capitalization	Fair value changes of financial assets	Depreciation and amortization	Fair value adjustments arising from acquisition of subsidiaries	total

As of January 1, 2019	43,832	5,606	32,489	1,784,919	1,866,846
Exchange realignment	—	—	—	416	416
Credited to other comprehensive income	—	14,642	—	—	14,642
Charged to profit or loss	(5,825)	(12,517)	(8,616)	(85,247)	(112,205)

As of December 31, 2019	38,007	7,731	23,873	1,700,088	1,769,699

As of January 1, 2020	38,007	7,731	23,873	1,700,088	1,769,699
Exchange realignment	—	—	—	(1,406)	(1,406)
Charged to other comprehensive income	—	(3,066)	—	—	(3,066)
Acquisition of subsidiaries	—	—	—	1,274	1,274
Credited/(charged) to profit or loss	(12,167)	4,235	13,234	(268,804)	(263,502)

As of December 31, 2020	25,840	8,900	37,107	1,431,152	1,502,999

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

11                                  DEFERRED TAX (CONTINUED)

The temporary differences associated with investments in the Group’s associates and joint ventures, for which a deferred tax liability has not been recognized in the periods presented, aggregate to RMB317 million (2019: RMB827 million), considering dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Group has no plan to dispose any of these investees in the foreseeable future.

For presentation purposes, certain deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

		December 31, 2019
	December 31, 2020	(Restated)

Net deferred tax assets	1,481,235	1,522,729
Net deferred tax liabilities	1,437,087	1,712,739

As of December 31, 2020, the Group has not recognized deferred tax assets of RMB1,514 million (December 31, 2019: RMB1,467 million) in respect of accumulated tax losses amounting to RMB6,593 million (December 31, 2019: RMB6,210 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB2,032 million (December 31, 2019: RMB2,287 million) in respect of deductible temporary differences amounting to RMB8,848 million (December 31, 2019: RMB9,160 million) as it was considered not probable that those assets would be realized.

As of December 31, 2020, the expiry profile of these tax losses not recognized for deferred tax assets was analysed as follows:

	December 31, 2020	December 31, 2019

Expiring in
2020	—	690,646
2021	213,992	958,188
2022	795,012	1,211,002
2023	882,156	997,376
2024	2,110,447	2,353,070
2025	2,591,903	—
	6,593,510	6,210,282

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

12                                  OTHER NON-CURRENT ASSETS

		December 31, 2019
	December 31, 2020	(Restated)
Financial assets
— Long-term receivables	127,754	128,673

Prepayment for mining rights	809,722	813,822
Long-term prepaid expenses	654,291	650,062
Deferred losses for sale and leaseback transactions*	396,368	766,546
Others	1,177,785	849,819
	3,038,166	3,080,249
	3,165,920	3,208,922

*                                         As disclosed in Note 20, the Group entered into several sale and leaseback agreements which constitute finance leases in previous years. The deferred losses arising from the sale are classified as other non-current assets and were amortized over the useful lives of the assets leased back.

As of December 31, 2020 and December 31, 2019, long-term receivables were denominated in RMB and non-interest-bearing.

13                                  INVENTORIES

	December 31, 2020	December 31, 2019 (Restated)
Raw materials	7,450,822	6,825,871
Work-in-progress	7,290,838	7,847,599
Finished goods	4,830,076	4,501,633
Spare parts	789,136	842,734
Packaging materials and others	25,709	57,870
	20,386,581	20,075,707

Less: provision for impairment of inventories	(529,827)	(560,066)
	19,856,754	19,515,641

Movements in the provision for impairment of inventories are as follows:

	December 31, 2020	December 31, 2019

As of January 1	560,066	811,197
Provision for impairment of inventories	1,492,153	1,503,406
Disposal of subsidiary	—	(772)
Reversal arising from increase in net realizable value	(170,766)	(340,134)
Written off upon sales of inventories	(1,351,626)	(1,413,631)

As of December 31	529,827	560,066

As of December 31, 2020 and December 31, 2019, no inventories were pledged for any borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

14                                  TRADE RECEIVABLES AND NOTES RECEIVABLE

	December 31, 2020	December 31, 2019 (Restated)

Trade receivables	5,680,558	5,290,178
Less: impairment	(933,563)	(715,597)
	4,746,995	4,574,581
Notes receivable	4,546,223	2,844,637

	9,293,218	7,419,218

As of December 31, 2020, other than trade and notes receivables amounting to RMB 685 million denominated in USD (December 31, 2019: RMB1,111 million which were denominated in USD), all other trade and notes receivables were denominated in RMB.

Trade and notes receivables due from the Group’s joint ventures and associates amounted to  RMB800 million (December 31, 2019: RMB788 million) and  RMB17 million (December 31, 2019: RMB0.03 million), respectively, which are payable on credit terms comparable to those offered to the major customers of the Group.

As of December 31, 2020, the Group pledged notes receivable amounting to RMB1,499 million (December 31, 2019: RMB667 million) as set out in Note 24 to the financial statements.

Trade receivables and notes receivable are non-interest-bearing and generally with credit terms of 3 to 12 months. Certain of the Group’s sales were on advance payments or documents against payment. In some cases, these terms are extended for qualifying long-term customers that have met specific credit requirements. As of December 31, 2020, the ageing analysis of trade receivables based on invoice date was as follows:

	For the year ended December 31
	2020	2019 (Restated)

Within 1 year	2,978,123	2,923,616
Between 1 and 2 years	1,031,050	742,477
Between 2 and 3 years	183,288	377,836
Over 3 years	1,488,097	1,246,249

	5,680,558	5,290,178
Less: loss allowance for impairment	(933,563)	(715,597)

	4,746,995	4,574,581

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

14                                  TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groups of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The Group also assesses impairment loss individually if there is evidence of significant increases in credit risk at an individual level.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

	As of December 31, 2020
	Gross carrying amount	Expected credit losses	Expected credit losses loss rate(%)

Alumina and primary aluminum
Within 1 year	245,345	7,104	2.90
Between 1 and 2 years	126,165	12,084	9.58
Between 2 and 3 years	13,153	2,325	17.68
Over 3 years	108,590	103,207	95.04
	493,253	124,720	/

Trading
Within 1 year	401,267	9,753	2.43
Between 1 and 2 years	1,132	110	9.72
Between 2 and 3 years	—	—	—
Over 3 years	4,660	4,635	99.46
	407,059	14,498	/

Energy
Within 1 year	231,232	1,204	0.52
Between 1 and 2 years	33,024	1,710	5.18
Between 2 and 3 years	28,177	4,806	17.06
Over 3 years	47,084	44,493	94.50
	339,517	52,213	/

Corporate and other operating segments
Within 1 year	22,600	1,774	7.85
Between 1 and 2 years	2,339	635	27.15
Between 2 and 3 years	13,320	5,010	37.61
Over 3 years	1,593	1,346	84.49
	39,852	8,765	/
	1,279,681	200,196

Individually assessed trade receivables	4,400,877	733,367

	5,680,558	933,563

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

14                                  TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Set out below is the information about individually assessed trade receivables:

	As of December 31, 2020
	Gross carrying amount	Expected credit losses	Expected credit losses loss rate (%)

State Grid Ningxia Electric Power Company	2,077,715	5,704	0.27
China Aluminum ZiBo International Trading Co., Ltd.	727,682	—	—
Zhuhai Hongfan nonferrous metal Chemical Co., Ltd.	270,419	270,419	100.00
Wiseson Resources (Singapore) PTE., Ltd.	266,345	266,345	100.00
Aluminum Industry Co., Ltd., Luoyang, Henan	247,163	10,005	4.05
Xinjiang Jiarun Resources Holdings Co., Ltd.	230,189	—	—
Inner Mongolia Power (Group) Co., Ltd.	214,471	506	0.24
Guizhou Jinpingguo Aluminum Rod Co., Ltd.	111,138	65,946	59.34
Others	255,755	114,442	44.75
	4,400,877	733,367	/

The Group has no individual provision for impairment of notes receivables. The Group measures the provision for loss on the basis of expected credit losses. The Group considers that notes receivables are not exposed to significant credit risk and has limited default risk.

Movements in the loss allowance for impairment of trade receivables are as follows:

	December 31, 2020	December 31, 2019 (Restated)

As of January 1	715,597	659,261
Impairment loss	403,633	237,504
Write off	(122,786)	(98,554)
Reversal	(64,661)	(83,095)
Others	1,780	481
As of December 31	933,563	715,597

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

15                                  OTHER CURRENT ASSETS

		December 31, 2019
	December 31, 2020	(Restated)
Financial assets
— Deposits paid to suppliers	558,073	501,918
— Dividends receivable	412,736	58,092
— Receivables from disposal of assets	20,950	1,969,833
— Entrusted loans and loans receivable from third parties	1,530,452	1,544,070
— Entrusted loans and loans receivable from related parties	1,264,423	1,309,095
— Interest receivables	39,531	40,936
— Recoverable reimbursement for freight charges	283,460	223,884
— Receivable of electricity price adjustment	494,595	619,206
— Receivable from disposal of aluminum capacity quota	538,655	—
— Other financial assets	1,064,763	1,093,480
	6,207,638	7,360,514
Less: impairment allowance	(2,224,511)	(1,696,735)
	3,983,127	5,663,779
Advances to employees	17,043	17,207
Deductible input value added tax receivables	1,379,288	2,424,648
Prepaid income tax	116,574	93,093
Prepayments to related parties for purchases	79,435	229,324
Prepayments to suppliers for purchases and others	725,776	635,363
Others	49,598	118,100
	2,367,714	3,517,735
Less: impairment allowance	(1,621)	(2,715)
	2,366,093	3,515,020
Total other current assets	6,349,220	9,178,799

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

15                                  OTHER CURRENT ASSETS (CONTINUED)

As of December 31, 2020, except for amounts included in other current assets amounting to RMB152 million, which were denominated in USD (December 31, 2019: other current assets amounting to RMB37 million denominated in USD), remaining amounts in other current assets were denominated in RMB.

As of December 31, 2020, except for entrusted loans and loans receivable (December 31, 2019: except  for  entrusted  loans  and  loans receivable)  which  were  interest-bearing  assets, all amounts in other current assets were non-interest-bearing (December 31, 2019: all non-interest-bearing).

As of December 31, 2020, the ageing analysis of financial assets included in other current assets was as follows:

		December 31, 2019
	December 31, 2020	(Restated)

Within 1 year	2,386,289	1,443,338
Between 1 and 2 years	142,887	882,798
Between 2 and 3 years	191,228	151,974
Over 3 years	3,487,234	4,882,404
	6,207,638	7,360,514
Less: provision for impairment	(2,224,511)	(1,696,735)
	3,983,127	5,663,779

Movements in the provision for impairment in other current assets are as follows:

		December 31, 2019
	December 31, 2020	(Restated)

At beginning of year	1,699,450	1,744,503
Impairment loss	656,873	42,897
Write off	(113,180)	(62,318)
Reversal	(17,011)	(26,290)
Others	—	658

As of December 31	2,226,132	1,699,450

Financial assets included in other current assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs.

As of December 31, 2020	Gross carrying amount	Expected credit losses

Stage 1 - 12 months expected credit loss	2,218,891	5,961
Stage 2 - life time expected credit loss	578,213	14,966
Stage 3 - life time expected credit loss with credit-impaired	3,410,534	2,203,584

	6,207,638	2,224,511

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

15                                  OTHER CURRENT ASSETS (CONTINUED)

As of December 31, 2019 (Restated)	Gross carrying amount	Expected credit losses

Stage 1 - 12 months expected credit loss	1,524,602	—
Stage 2 - life time expected credit loss	4,097,994	82,070
Stage 3 - life time expected credit loss with credit-impaired	1,737,918	1,614,665

	7,360,514	1,696,735

16                                  CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	December 31, 2020	December 31, 2019 (Restated)

Restricted cash	1,056,037	1,305,781
Cash and cash equivalents	9,631,152	7,778,853
	10,687,189	9,084,634

Reconciliation to the consolidated statement of cash flow:

The above figures reconcile to the amount of cash and cash equivalent shown in the consolidated statement of cash flows at the end of the financial year as follows:

	December 31, 2020	December 31, 2019 (Restated)

Balances shown in the consolidated balance sheet	9,631,152	7,778,853
Bank overdrafts	(899,955)	—
Balances per consolidated statement of cash flows	8,731,197	7,778,853

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As of December 31, 2020, cash and cash equivalent and restricted cash of the Group were denominated in the following currencies:

	December 31, 2020	December 31, 2019 (Restated)

RMB	9,581,174	7,878,530
USD	1,095,713	1,195,720
HKD	2,763	4,423
EUR	2,055	1,943
Others	5,484	4,018
	10,687,189	9,084,634

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposits and restricted cash are deposited with credit worthy banks with no recent history of default.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

17                                  SHARE CAPITAL

As of December 31, 2019 and December 31, 2020, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company’s authorised and issued ordinary shares was 17,022,672,951 at par value of RMB1.00 per share as of December 31, 2020.

18                                  RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the financial statements.

19                                  INTEREST-BEARING LOANS AND BORROWINGS

	December 31, 2020	December 31, 2019

Long-term loans and borrowings

Lease liabilities (Note 20)	7,086,151	8,369,262

Medium-term notes and bonds (Note (b))
— Unsecured	18,975,379	16,736,755

Long-term bank and other loans (Note (a))
— Secured (Note (f))	9,216,299	13,254,721
— Guaranteed (Note (e))	4,846,446	3,948,400
— Unsecured	28,951,819	21,632,766
	43,014,564	38,835,887

Total long-term loans and borrowings	69,076,094	63,941,904
Current portion of lease liabilities (Note 20)	(828,272)	(1,358,654)
Current portion of medium-term notes and bonds	(7,100,711)	—
Current portion of long-term bank and other loans	(3,629,014)	(3,339,687)
	(11,557,997)	(4,698,341)
Non-current portion of long-term loans and borrowings	57,518,097	59,243,563

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

19                                  INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	December 31, 2020	December 31, 2019 (Restated)

Short-term loans and borrowings
Bank and other loans (Note (c))
— Secured (Note (f))	863,738	465,000
— Guaranteed (Note (e))	50,000	—
— Unsecured*	19,824,292	20,773,166
	20,738,030	21,238,166

Short-term bonds, unsecured (Note (d))	2,411,256	9,331,488
Gold leasing arrangements	—	7,018,609
Current portion of lease liabilities (Note 20)	828,272	1,358,654
Current portion of medium-term notes	7,100,711	—
Current portion of long-term bank and other loans	3,629,014	3,339,687
	13,969,253	21,048,438

Total short-term borrowings and current portion of long-term loans and borrowings	34,707,283	42,286,604

As of December 31, 2020, except for loans and borrowings of the Group amounting to RMB15 million (December 31, 2019: RMB17million) and RMB1,312 million (December 31, 2019: RMB4,006 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

As of December 31, 2020, included in the Group’s interest-bearing loans and borrowings are amounts due to subsidiaries of Chinalco RMB4,229 million (December 31, 2019: RMB4,181 million), as set out in Note 36(b). There were no interest-bearing loans and borrowings obtained from joint ventures and associates as of December 31, 2020 and 2019.

As of December 31, 2020, Shangdong Huayu Alloy Materials Co. Ltd. (“Shangdong Huayu”), a subsidiary of the Company did not repay short-term secured bank loans with principal amount of RMB583 million, which resulted in an event of default.  In October 2020, the lending bank has applied to and obtained approval from the Intermediate Court of Linyi City, Shangdong Province (“Linyi Court”) of enforcing their rights through selling Shandong Huayu’s transferrable quota eligible for production of 135,000 tons aluminum products in the PRC through public tender.  Yunnan Aluminum, an associate of the Group, has successfully awarded the tender at a consideration of RMB 539 million.  The consideration in cash was received by Linyi Court before the year end, which will be transferred to the lending banks for repayment of the bank loans.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

19                                  INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note:

(a)                                 Long-term bank and other loans

(i)                                     The maturity of long-term bank and other loans is set out below:

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans
	December 31	December 31	December 31	December 31	December 31	December 31
	2020	2019	2020	2019	2020	2019

Within 1 year	3,626,564	3,337,202	2,450	2,485	3,629,014	3,339,687
Between 1 and 2 years	6,700,237	7,523,290	2,450	2,485	6,702,687	7,525,775
Between 2 and 5 years	15,630,739	9,151,573	7,350	7,455	15,638,089	9,159,028
Over 5 years	17,042,324	18,806,428	2,450	4,969	17,044,774	18,811,397

	42,999,864	38,818,493	14,700	17,394	43,014,564	38,835,887

(ii)                                  Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2020 was 4.9% (2019: 5.2%).

(b)                                 Medium-term notes and bonds

Outstanding medium-term bonds of the Group as of December 31, 2020 are summarised as follows:

	Face value (RMB)/maturity	Effective interest rate	December 31, 2020	December 31, 2019
2018 Medium-term notes	2,000,000/2021	5.84%	1,998,802	1,992,339
2019 Medium-term bonds	2,000,000/2024	4.31%	1,985,264	1,982,228
2018 Medium-term bonds	1,100,000/2021	4.66%	1,099,284	1,098,218
2018 Medium-term bonds	900,000/2023	5.06%	898,807	898,315
2018 Medium-term bonds	1,400,000/2021	4.30%	1,398,160	1,397,319
2018 Medium-term bonds	1,600,000/2023	4.57%	1,597,071	1,596,192
2019 Medium-term bonds	2,000,000/2022	3.84%	1,999,196	1,998,604
2019 Medium-term bonds	1,000,000/2022	3.50%	1,997,265	1,997,097
2019 Medium-term bonds	900,000/2023	4.99%	999,623	999,462
2020 Medium-term bonds	900,000/2023	3.04%	897,972	—
2020 Medium-term bonds	500,000/2025	3.31%	499,853	—
2020 Medium-term bonds	1,000,000/2023	3.07%	999,617	—
2018 Hong Kong Medium-term bonds	2,785,840/2021	5.25%	2,604,465	2,776,981
			18,975,379	16,736,755

Medium-term notes and bonds were issued for capital expenditure and operating cash flows purposes, as well as for the purpose of re-financing of bank loans.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

19                                  INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(c)                                  Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended December 31, 2020 was 3.46% (2019:  4.29%).

(d)                                 Short-term bonds

Outstanding short-term bonds as of December 31, 2020 are summarised as follows:

	Face value (RMB)/maturity	Effective interest rate	December 31, 2020	December 31, 2019

Ningxia short-term bonds	300,000/2020	3.97%	—	300,000
Short-term bonds	1,000,000/2020	2.45%	—	1,008,161
Short-term bonds	2,000,000/2020	2.63%	—	2,013,127
Short-term bonds	3,000,000/2020	2.00%	—	3,008,384
Short-term bonds	3,000,000/2020	2.30%	—	3,001,816
Short-term bonds	500,000/2021	1.40%	501,781	—
Short-term bonds	1,000,000/2021	2.30%	1,002,925	—
Short-term bonds	500,000/2021	1.20%	500,553	—
Short-term bonds	400,000/2021	2.46%	405,997	—

			2,411,256	9,331,488

All the above short-term bonds were issued for working capital needs.

(e)                                  Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	December 31, 2020	December 31, 2019

Long-term loans
Yinyi Fengdian, Neimenggu, Alashan (Note (iv))	144,000	150,000
Ningxia Energy (Note (i))	1,134,400	1,274,400
Yinxing Energy (Note (i))	19,000	46,000
Baotou Aluminum Limited Company (包頭鋁業有限公司) and Baotou Communications Investment Group Limited Company (包頭交通投資集團有限公司) (Note (ii))	1,137,500	1,250,000
The Company and Hangzhou Jinjiang Group Limited Company (“Hangzhou Jinjiang”, 杭州錦江集團有限公司) (Note (iii))	—	10,000
Hangzhou Jinjiang (Note (v))	—	123,500
Qingzhen Industrial Investment Co., Ltd. (清鎮市工業投資有限公司) (Note (v))	—	47,250
Guizhou Industrial Investment Group Co., Ltd. (貴州產業投資集團有限責任公司) (Note (v))	—	47,250
The Company	2,411,546	1,000,000
	4,846,446	3,948,400
Short-term loans
Ningxia Energy (Note (i))	50,000	—
	4,896,446	3,948,400

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

19                                  INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(e)                                  Guaranteed interest-bearing loans and borrowings (Continued)

Notes:

(i)                                     The guarantor is a subsidiary of the Company.

(ii)                                  The guarantors are a subsidiary of the Company and a third party respectively.

(iii)                               The guarantors are the Company and a third party respectively.

(iv)                              The guarantors are subsidiaries of the Company.

(v)                                 The guarantor is a third party.

•                                          The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(f)                                   The assets pledged for secured bank and other borrowings were set out in Note 24 to the financial statements.

20                                  LEASE

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

(a)                                 Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during 2020 and 2019 are as follows:

	Buildings	Machinery	Land use rights	Total

As of January 1, 2020	287,255	3,756,305	11,846,877	15,890,437
Additions	15,023	8,831	52,925	76,779
Transfer from property, plant and equipment (Note 7)	—	—	885,141	885,141
Contract modification	(12,317)	—	(43,496)	(55,813)
Transfer to property, plant and equipment	—	(1,663,686)	—	(1,663,686)
Transfer to investment properties (Note 8)	—	—	(45,885)	(45,885)
Disposals	—	—	(15,792)	(15,792)
Depreciation	(54,792)	(321,464)	(391,297)	(767,553)
Impairment loss	—	(15,790)	—	(15,790)
As of December 31, 2020	235,169	1,764,196	12,288,473	14,287,838

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

20                                  LEASE (CONTINUED)

The Group as a lessee (Continued)

(a)                                 Right-of-use assets (Continued)

	Buildings	Machinery	Land use rights	Total

As of January 1, 2019	396,499	6,128,291	11,452,061	17,976,851
Additions	21,203	11,606	1,215,049	1,247,858
Transfer to investment properties (Note 8)	—	—	(239,765)	(239,765)
Transfer to property, plant and equipment (Note 7)	—	(1,674,260)	—	(1,674,260)
Government grants	—	(107,441)	—	(107,441)
Contract modification	(45,507)	—	(137,358)	(182,865)
Disposals	—	—	(52,668)	(52,668)
Depreciation	(84,940)	(601,891)	(388,994)	(1,075,825)
Impairment losses	—	—	(1,448)	(1,448)
As of December 31, 2019	287,255	3,756,305	11,846,877	15,890,437

As of December 31, 2020, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB1,109 million (December 31, 2019: RMB74 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As of December 31, 2020, the carrying value of these land parcels only represented approximately 0.57% of the total asset value of the Group (December 31, 2019: 0.04%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the right to use the above land, and that there is no material adverse impact on the overall financial position of the Group.

As of December 31, 2020, the Group has pledged land use rights at a net carrying value amounting to RMB1,232 million (December 31, 2019: RMB373 million) for bank and other borrowings as set out in Note 24 to the financial statements.

(b)                                 Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:

Year ended December 31, 2020

Carrying amount at January 1	8,369,262
New leases	54,109
Lease modification	(55,814)
Accretion of interest recognized during the year	466,796
Payments	(1,748,202)

Carrying amount at December 31	7,086,151

Analyzed into:
Current portion	828,272
Non-current portion	6,257,879

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

20                                  LEASE (CONTINUED)

The Group as a lessee (Continued)

(c)                                  The amounts recognized in profit or loss in relation to leases are as follows:

December 31, 2020

Interest on lease liabilities	466,796
Depreciation charge of right-of-use assets	767,553
Expense relating to short-term leases	214,204
Expense relating to leases of low-value assets	39,130

Total amount recognized in profit or loss	1,487,683

(d)                                 The total cash outflow for leases is disclosed in Notes 35(c), respectively, to the financial statements.

The Group as a lessor

Rental income recognized by the Group during the year was RMB330 million (2019: RMB318 million, 2018: RMB240 million), details of which are included in Note 5 to the financial statements. In the opinions of the directors, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases are not material.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

21           OTHER NON-CURRENT LIABILITIES

		December 31, 2019
	December 31, 2020	(Restated)

Financial liabilities
— Long-term payables for mining rights	1,014,169	1,108,075
— Other financial liabilities	22,748	45,412
	1,036,917	1,153,487

Obligations in relation to early retirement schemes (Note (i))	217,864	427,783
Deferred government grants	182,221	245,916
Deferred gain relating to sales and leaseback agreements	58,844	125,707
Contract liabilities (Note 5)	182,859	125,758
Provision for rehabilitation	316,812	131,248
Others	152,041	10,721
	1,110,641	1,067,133
	2,147,558	2,220,620

Note:

(i)                                     Obligations in relation to early retirement schemes

From 2014, certain subsidiaries and branches implemented early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations  to  pay the early retired employees’ living expenses for no more than five years in the future on a monthly basis according to the early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social  Security Office. Living expenses, social insurance and the housing fund are together referred to as “the Payments”. The payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate in China. The payments are discounted by the treasury bond rate of December 31, 2020. As of December 31, 2020, the current portion of the payments within one year was reclassified to “Other payables and accrued liabilities”.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

21                                  OTHER NON-CURRENT LIABILITIES (CONTINUED)

As of December 31, 2020, obligations in relation to retirement benefits under the Group’s early  retirement schemes are as follows:

		December 31, 2019
	December 31, 2020	(Restated)

As of January 1	843,253	1,295,453
Provision made during the year (Note 30)	53,339	210,428
Interest costs	11,582	18,260
Payment during the year	(410,840)	(680,888)
As of December 31	497,334	843,253

Non-current	217,864	427,783
Current (Note 22)	279,470	415,470
	497,334	843,253

22                                  OTHER PAYABLES AND ACCRUED LIABILITIES

		December 31, 2019
	December 31, 2020	(Restated)

Financial liabilities
— Payable for capital expenditures	4,677,705	6,832,365
— Interest payable	533,382	494,341
— Payables withheld as guarantees and deposits	1,748,356	1,346,361
— Dividends payable by subsidiaries to non-controlling shareholders	289,791	518,360
— Consideration payable for investment projects	23,740	141,740
— Current portion of payables for mining rights	460,101	372,824
— Others	1,254,375	1,085,516
	8,987,450	10,791,507

Output value-added tax on pending	271,963	210,283
Taxes other than income taxes payable*	797,251	696,407
Accrued payroll and bonus	71,486	21,902
Staff welfare payables	323,180	258,654
Current portion of obligations in relation to early retirement schemes (Note 21)	279,470	415,470
Contribution payable for pension insurance	22,935	20,386
Others	273	999
	1,766,558	1,624,101
	10,754,008	12,415,608

*                                         Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As of December 31, 2020, except for other payables and accrued liabilities of the Group amounting to RMB92 million and RMB0.16 million which were denominated in USD and HKD, respectively (December 31, 2019: RMB825 million and RMB0.25 million which were denominated in USD and HKD, respectively), all other payables and accrued liabilities were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

23           TRADE AND NOTES PAYABLES

		December 31, 2019
	December 31, 2020	(Restated)

Trade payables	9,972,937	7,882,265
Notes payable	5,467,922	4,726,541
	15,440,859	12,608,806

As of December 31, 2020, except for trade and notes payables of the Group amounting to RMB35 million which were denominated in USD (December 31, 2019: RMB52 million denominated in USD), all trade and notes payables were denominated in RMB (December 31, 2019: all denominated in RMB).

The ageing analysis of trade and notes payables is as follows:

		December 31, 2019
	December 31, 2020	(Restated)

Within 1 year	14,923,453	12,170,016
Between 1 and 2 years	210,587	229,221
Between 2 and 3 years	119,587	30,718
Over 3 years	187,232	178,851

	15,440,859	12,608,806

The trade and notes payables are non-interest-bearing and are normally settled within one year.

24                                  PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 19. As of December 31, 2020, a summary of these pledged assets was as follows:

	December 31, 2020	December 31, 2019

Property, plant and equipment (Note 7)	5,191,185	4,946,338
Right-of-use assets (Note 20)	1,232,491	373,048
Intangible assets (Note 6)	960	757,269
Notes receivable (Note 14)	1,499,260	667,190
Investments in associates (Note 9)	395,610	538,787
	8,319,506	7,282,632

As of December 31, 2020, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB912 million (December 31, 2019: RMB1,209 million), and the non-current portion of long-term loans and borrowings amounting to RMB5,976 million (December 31, 2019: RMB10,265 million) were secured by the contractual right to charge users for electricity generated in the future.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

25                                  EXPENSE BY NATURE

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)

Purchase of inventories in relation to trading activities	85,443,397	104,928,962	102,515,791
Raw materials and consumables used, and changes in work-in-progress and finished goods	43,203,349	35,573,467	32,987,302
Power and utilities	17,651,304	16,755,424	16,766,950
Depreciation of right-of-use assets (Note 20)	—	1,075,825	767,553
Depreciation and amortization (other than depreciation of right-of-use assets) expenses	8,062,117	7,714,418	7,910,802
Employee benefit expenses (Note 30)	7,484,385	7,773,170	7,872,005
Repairs and maintenance	1,760,016	1,867,160	1,595,880
Transportation expenses and logistic cost	4,688,761	3,420,360	4,079,157
Inventory impairment loss	2,247,588	1,163,272	1,321,387
Taxes other than income tax expense (Note (i))	937,892	1,431,587	1,600,996
Packaging expenses	261,626	277,785	294,359
Auditors’ remuneration
-The Company’s auditor
-Audit services	25,329	25,444	18,170
-Non-audit services	1,370	2,388	700
-Other auditors	4,153	5,505	12,436
Others	2,445,657	2,641,954	1,875,928
	174,216,944	184,656,721	179,619,416

Note:

(i)                                    Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

26                                  NET IMPAIRMENT LOSSES ON FINANCIAL ASSETS

	For the year ended December 31
	2018 (Restated)	2019 (Restated)	2020

Impairment losses on trade and notes receivables (Note 14)	44,078	154,409	338,972
Impairment losses on other current assets (Note 15)	63,878	16,607	639,862
	107,956	171,016	978,834

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

27                                  OTHER INCOME

For the year ended December 31, 2020, government grants amounting to RMB140 million (2019 (Restated): RMB85 million, 2018: RMB135 million) were recognized as income for the year to facilitate the Group’s development. There are no unfulfilled conditions or contingencies attached to the grants.

28                                  OTHER GAINS, NET

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)

Gain on disposal of subsidiaries (Note 40)	3,517	261,187	11,305
Realized and unrealized gains on futures, forward and option contracts, net (Note (1))	141,459	50,820	512,984
Gain on disposal of property, plant and equipment and intangible assets, net (Note (2))	272,098	259,684	448,439
Gain on acquisition of associates	—	557,965	—
Gain on previously held equity interests remeasured at acquisition-date fair value	748,086	—	—
Gain on disposal of investment in a joint venture	(1,904)	159,514	—
Others	(238,156)	(41,661)	(68,856)
	925,100	1,247,509	903,872

Notes:

(1)                                 The Group does not apply hedge accounting for these futures, forward and option contracts.

(2)                                 During the year, the transactions contributed to the gain on disposal of aluminum capacity quota and property, plant and equipment mainly include the following:

(a)                                 The aluminum capacity quota of Shandong Huayu has been disposed of, and the Group recognized the disposal gain of RMB539 million from the difference between the transfer price and carrying amount of the assets (Note 19).

(b)                                 The fixed assets related to the aluminum production line of Fushun Aluminum Co., Ltd. have been disposed of, and the Group recognized the disposal loss of RMB66 million from the difference between the transfer price and carrying amount of the assets.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

29                                  FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)

Finance income-interest income	(492,322)	(261,193)	(226,921)

Interest expense	5,202,835	4,665,537	3,986,264
Less: Interest expense capitalized in property, plant and equipment (Note 7)	(517,589)	(289,499)	(123,571)

Interest expense, net of capitalized interest	4,685,246	4,376,038	3,862,693
Interest on lease liability and amortization of unrecognized finance expenses	205,335	547,820	481,512
Exchange losses/(gains), net	(7,889)	(2,317)	76,323
Finance costs	4,882,692	4,921,541	4,420,528

Finance costs, net	4,390,370	4,660,348	4,193,607

Capitalization rate during the year (Note 7)	4.54% to 7.00%	4.00% to 6.96%	4.00% to 6.68%

30                                  EMPLOYEE BENEFIT EXPENSE

An analysis of employee benefit expenses is as follows:

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)

Salaries and bonuses	4,671,230	4,939,758	5,322,387
Housing fund	417,721	488,574	532,842
Staff welfare and other expenses*	1,910,184	2,035,931	1,955,447
Employment expense in relation to early retirement schemes (Note 21)	447,660	210,428	53,339
Employment expenses in relation to termination benefits	37,590	98,479	7,990

	7,484,385	7,773,170	7,872,005

*Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 31.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

31                                  DIRECTORS’ AND SUPERVISORS’ REMUNERATION

(a)                                 Directors’ and supervisors’ remuneration

Directors’ and supervisors’ remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies Regulation (Disclosure of Information about Benefits of Directors), is as  follows:

	December 31, 2018	December 31, 2019	December 31, 2020

Fees	756	780	683
Basic salaries, housing fund, other allowances and benefits in kind	1,849	4,665	4183
Pension costs	234	513	20
	2,839	5,958	4,886

The remuneration of each director and supervisor of the Company for the year ended December 31, 2020 is set out below:

			Discretionary	Pension
Names of directors and supervisors	Fees	Salaries	bonuses	costs	total

Executive Directors:
Lu Dongliang (Note (i))	—	—	—	—	—
He Zhihui (Note (ii))	—	866	—	37	903
Jiang Yinggang (Note (iii))	—	562	—	31	593
Zhu Runzhou	—	894	—	44	938
	—	2,322	—	112	2,434

Non-executive Directors:
Ao Hong	—	—	—	—	—
Wang Jun (Note (iv))	50	—	—	—	50
Chen Lijie	211	—	—	—	211
Lie-A-Cheong Tai-Chong, David	211	—	—	—	211
Hu Shihai	211	—	—	—	211
	683	—	—	—	683

Supervisors:
Ye Guohua	—	—	—	—	—
Ou Xiaowu (Note (v))	—	134	—	7	141
Shan shulan	—	—	—	—	—
Guan Xiaoguang	—	770	—	44	814
Yue Xuguang	—	770	—	44	814
Total	—	1,674	—	95	1,769

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

31                                  DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(a)                                 Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2019 is set out below:

			Discretionary	Pension
Names of directors and supervisors	Fees	Salaries	bonuses	costs	total

Executive Directors:
Lu Dongliang (Note (i))	—	—	—	—	—
He Zhihui (Note (ii))	—	885	—	73	958
Jiang Yinggang (Note (iii))	—	889	—	88	977
Zhu Runzhou	—	833	—	88	921
	—	2,607	—	249	2,856

Non-executive Directors:
Ao Hong	—	—	—	—	—
Wang Jun (Note (iv))	150	—	—	—	150
Chen Lijie	210	—	—	—	210
Lie-A-Cheong Tai-Chong, David	210	—	—	—	210
Hu Shihai	210	—	—	—	210
	780	—	—	—	780

Supervisors:
Ye Guohua	—	—	—	—	—
Ou Xiaowu (Note (v))	—	—	—	—	—
Shan shulan	—	—	—	—	—
Guan Xiaoguang	—	710	—	88	798
Yue Xuguang	—	770	—	88	858
Wu Zuoming	—	578	—	88	666
Total	—	2,058	—	264	2,322

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

31                                  DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(a)                                 Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31,  2018 is set out below:

			Discretionary	Pension
Names of directors and supervisors	Fees	Salaries	bonuses	costs	total

Executive Directors:
Yu Hehui	—	—	—	—	—
Lu Dongliang (Note (i))	—	—	—	—	—
Jiang Yinggang (Note (iii))	—	762	—	90	852
Zhu Runzhou	—	438	—	54	492
	—	1,200	—	144	1,344

Non-executive Directors:
Ao Hong	—	—	—	—	—
Liu Caiming	—	—	—	—	—
Wang Jun (Note (iv))	150	—	—	—	150
Chen Lijie	202	—	—	—	202
Lie-A-Cheong Tai-Chong, David	202	—	—	—	202
Hu Shihai	202	—	—	—	202
	756	—	—	—	756

Supervisors:
Liu Xiangmin	—	—	—	—	—
Wang Jun	—	—	—	—	—
Wu Zuoming	—	649	—	90	739
Total	—	649	—	90	739

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

31                                  DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(a)                                 Directors’ and supervisors’ remuneration (Continued)

Notes:

(i)                                     On May 14, 2020, Mr. Lu Dongliang has resigned as chairman and executive director of the Company.

(ii)                                  On October 21, 2020, Mr. He Zhihui has resigned as an executive director and president of the Company.

(iii)                               On August 31, 2020, Mr. Jiang Yinggang has passed away due to illness.

(iv)                              Since May 2020, Mr. Wang Jun has issued a voluntary waiver of director’s remuneration to the Company who has voluntarily waived his remuneration as a result of his service as a director of the Board of the Company.

(v)                                 On October 22, 2020, Mr. Ou Xiaowu resigned as a supervisor of the Company and was reassigned to the Company as the deputy secretary of the party committee and the secretary of the disciplinary committee.

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals
	December 31, 2018	December 31, 2019	December 31, 2020

Nil to RMB1,000,000	12	14	14

During the year, no options were granted to the directors or the supervisors of the Company (2019: Nil, 2018: Nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2019: Nil, 2018:Nil).

Director Wang Jun waived his director’s remuneration with effect from May 2020.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

31                                  DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(b)                                 Five highest paid individuals

During the year ended December 31, 2020, the five highest paid employees of the Group include three directors (2019: three directors, 2018: one director) whose remuneration is reflected in the analysis presented above.  The remuneration payable to the remaining two individuals during 2020 (2019: two, 2018: three) is as follows:

	December 31, 2018	December 31, 2019	December 31, 2020

Basic salaries, housing fund, other allowances and benefits in kind	1,305	1,670	1,620
Discretionary bonuses	—	—	—
Pension costs	165	137	8
	1,470	1,807	1,628

The number of the remaining three highest paid individuals during 2020 (2019: two, 2018: two) whose remuneration fell within the following band is as follows:

	Number of employees
	December 31, 2018	December 31, 2019	December 31, 2020

Nil to RMB1,000,000	2	2	3

32                                  INCOME TAX EXPENSE

	December 31, 2018	December 31, 2019	December 31, 2020
	(Restated)	(Restated)

Current income tax expense	759,111	723,062	813,112
Deferred tax benefit	67,255	(94,686)	(230,924)
	826,366	628,376	582,188

In general, the Group’s PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2019: 25%, 2018: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2019: 15%, 2018: 15%).

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries  are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

32                                  INCOME TAX EXPENSE (CONTINUED)

	December 31, 2018	December 31, 2019	December 31, 2020
	(Restated)	(Restated)

Profit before income tax	2,272,555	2,118,961	2,155,217

Tax expense calculated at the statutory tax rate of 25% (2019: 25%, 2018: 25%)	568,139	529,740	538,804
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	(268,665)	(464,912)	(357,016)
Impact of change in income tax rate	23,425	4,594	(52,177)
Tax losses with no deferred tax assets recognized	434,103	588,267	477,876
Deductible temporary differences with no deferred tax assets recognized	384,072	41,695	146,276
Utilization of previously unrecognized tax losses and deductible temporary differences	(52,962)	(18,105)	(73,779)
Tax incentive in relation to deduction of certain expenses	(62,172)	(50,921)	(42,958)
Expenses not deductible for tax purposes	54,959	56,448	52,261
Non-taxable income	(252,500)	(173,686)	—
Write-off of unrecoverable deferred tax assets previously recognized	183,195	187,432	41,757
Profits and losses attributable to joint ventures and associates	40,029	(79,720)	(70,577)
Recognition of deferred tax assets related to deductible temporary differences and tax losses previously not recognized	(233,940)	(3,868)	(61,987)
Adjustments in respect of current income tax of previous periods	8,683	11,412	(16,292)

Income tax expense	826,366	628,376	582,188

Effective tax rate	36%	30%	27%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

33                                  EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

	For the year ended December 31
	2018	2019	2020
	(Restated)	(Restated)

Profit attributable to owners of the Company (in thousands of RMB)	709,397	853,102	741,004
Other equity instruments’ distribution reserved (in thousands of RMB)	(129,282)	(219,249)	(261,168)
Profit attributable to ordinary shares holders of the Company	580,115	633,853	479,836

Number of ordinary shares in issue (thousands) as of January 1	14,903,798	14,903,798	17,022,673
Effect of equity exchange arrangement	1,938,916	—	—
Issuance of share capital (thousands) (Note 17)	—	2,118,875	—
Weighted average number of ordinary shares in issuance	16,842,714	17,022,673	17,022,673

Basic earnings per share (RMB)	0.034	0.037	0.028

The Group had no potentially dilutive ordinary shares in issuance during the years ended December 31, 2018, 2019 and 2020, thus the diluted earnings per share were the same as basic earnings per share.

34                                  DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

(i)                                     the sum of the net profit less statutory surplus reserve and the opening retained earnings for the current period in accordance with IFRSs;

(ii)                                  the sum of the net profit less statutory surplus reserve and the opening retained earnings for the current period in accordance with the PRC Accounting Standards for Business Enterprises; and

(iii)                               the amount limited by the Company Law of the PRC.

According to the resolution of the Board of Directors dated March 23, 2021, the directors did not propose any final dividend for the year ended December 31, 2020.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

35                                  NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)                                 Reconciliation of profit before taxation to cash generated from operations

		For the year ended December 31
	Notes	2018	2019	2020
		(Restated)	(Restated)

Cash flows generated from operating activities
Profit before income tax		2,272,555	2,118,961	2,155,217
Adjustments for:
Share of profits of joint ventures	9(a)	199,452	(270,115)	(180,502)
Share of profits of associates	9(b)	(39,335)	(48,767)	(145,737)
Depreciation of property, plant and equipment	7	7,505,687	7,100,776	7,152,170
Depreciation of investment properties	8	22,229	26,559	24,405
Depreciation of right-of-use assets	20	—	1,075,825	767,553
Amortization of land use rights		108,152	—	—
Amortization of intangible assets	6	295,901	338,938	459,482
Amortization of prepaid expenses included in other non-current assets		130,148	248,145	274,745
Gain on write-off and disposal of property, plant and equipment and intangible assets, net		(101,098)	(243,622)	(319,796)
Impairment loss on property, plant and equipment		46,484	259,354	416,841
Impairment loss of investment properties		—	87	—
Impairment loss of intangible assets		—	—	416
Impairment loss of right-of-use assets	20	—	1,448	15,790
Impairment loss of inventory		2,247,588	1,163,272	1,321,387
Impairment loss of trade and notes receivables		44,078	154,409	338,972
Impairment loss of other currents assets		63,878	16,607	639,862
Realized and unrealized gains on futures, option and forward contracts	28	(141,459)	(50,820)	(512,984)
Gain on previously held equity interest remeasured at acquisition-date fair value		(748,086)	—	—
Gain on disposal of subsidiaries	28	(3,517)	(261,187)	(11,305)
Gain on disposal of investment in a joint venture and associates	28	1,904	(159,514)	—
Gain on acquisition of associates	28	—	(557,965)	—
Dividends from other financial assets measured at fair value	28	(109,914)	(97,775)	(82,794)
Government subsidies		(158,109)	(112,141)	(29,933)
Finance cost	29	4,882,692	4,921,541	4,420,528
Change in special reserve		6,605	(23,085)	12,524
Others		75,381	(11,558)	21,342

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

35                                  NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(a)                                 Reconciliation of profit before taxation to cash generated from operations (Continued)

		For the year ended December 31
	Notes	2018	2019	2020
			(Restated)
Changes in working capital:
Decrease/(increase) in inventories		(1,051,617)	(234,203)	(1,668,260)
Increase in trade and notes receivables		(2,559,274)	(1,169,339)	(3,867,944)
Decrease/ (increase) in other current assets		852,918	(377,246)	(414,247)
Decrease in restricted cash		530,284	859,507	249,744
(Increase)/decrease in other non-current assets		425,739	547,856	(70,637)
Increase/(decrease) in trade and notes payables		18,669	(1,405,565)	3,009,490
Increase/(decrease) in other payables and accrued liabilities		(951,554)	(560,910)	1,879,398
(Decrease)/increase in other non-current liabilities		105,386	(206,354)	(177,045)
Cash generated from operations		13,971,767	13,043,119	15,678,682
PRC corporate income taxes paid		(950,091)	(551,446)	(797,336)
Net cash generated from operating activities		13,021,676	12,491,673	14,881,346

Major non-cash transactions of investing activities and financing activities

Investment in a joint venture used gallium business		—	352,848	—
Acquisition of minority interests for nil consideration		—	149,322	—
Endorsement of notes receivables accepted from sale of goods or services for purchase of property, plant and equipment		2,384,046	1,504,162	2,276,782
Acquisition of other financial assets measured at fair value through other comprehensive income by exchanging equity in a subsidiary		—	350,911	—
Equity exchange arrangement		10,735,214	—	—
Finance lease		113,601	—	—
Acquisition of business		70,087	—	42,230
		13,302,948	2,357,243	2,319,012

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

35                                  NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b)                                 Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows was, or future cash flows will be, classified in the Group’s consolidated statements of cash   flows as cash flows from financing activities

	Financial liabilities included in other current payables and accrued expenses	Interest bearing loans and borrowings	Total
As of January 1, 2020 (Restated)	10,791,507	101,530,167	112,321,674
Net cash generated from operating activities	1,988	—	1,988
Net cash flows generated from/(used in) investing activities	(2,154,660)	546,995	(1,607,665)

Proceeds from issuance of short- term bonds and medium-term notes, net of issuance costs	—	25,870,716	25,870,716
Distribution of senior perpetual securities	—	(421,416)	(421,416)
Repayments of medium-term notes and short-term bonds	—	(30,638,813)	(30,638,813)
Repayments of gold leasing arrangement	—	(6,921,860)	(6,921,860)
Drawdown of short-term and long- term bank borrowings and other loans	—	46,021,404	46,021,404
Repayments of short-term and long-term bank borrowings and other loans	—	(43,111,460)	(43,111,460)
Principal portion of lease payment	—	(1,748,202)	(1,748,202)
Dividends paid by subsidiaries to non-controlling shareholders	2,474	—	2,474
Amortization of unrecognized finance expenses and interest expense	—	487,249	487,249
Interest paid	258,864	21,650	280,514
Reclassification	87,277	899,955	987,232
Net foreign exchange differences	—	(311,005)	(311,005)
Net cash (used in)/generated from financing activities	348,615	(9,851,782)	(9,503,167)

As of December 31, 2020	8,987,450	92,225,380	101,212,830

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

35                                  NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b)                                 Reconciliation of liabilities arising from financing activities (Continued)

	Financial liabilities included in other current payables and accrued expenses	Interest bearing loans and borrowings	Total
As of January 1, 2019 (Restated)	9,286,462	101,772,876	111,059,338
Net cash generated from operating activities	497,927	—	497,927
Net cash generated from investing activities	622,995	7,157,695	7,780,690

Proceeds from gold leasing arrangement	—	6,921,860	6,921,860
Proceeds from issuance of short- term bonds and medium-term notes, net of issuance costs	—	37,964,489	37,964,489
Repayments of senior perpetual securities	—	(352,648)	(352,648)
Repayments of medium-term notes and short-term bonds	—	(22,400,000)	(22,400,000)
Repayments of gold leasing arrangement	—	(1,607,905)	(1,607,905)
Drawdown of short-term and long- term bank borrowings and other loans	—	40,669,197	40,669,197
Repayments of short-term and long-term bank borrowings and other loans	—	(66,105,388)	(66,105,388)
Principal portion of lease payments	—	(3,032,106)	(3,032,106)
Dividends paid by subsidiaries to non-controlling shareholders	(23,715)	—	(23,715)
Amortization of unrecognized finance expenses and interest expense	—	487,249	487,249
Interest paid	235,310	22,631	257,941
Reclassification	162,120	—	162,120
Net foreign exchange differences	10,408	32,217	42,625
Net cash (used in)/generated from financing activities	384,123	(7,400,404)	(7,016,281)

As of December 31, 2019 (Restated)	10,791,507	101,530,167	112,321,674

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

35                                  NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(c)                                  Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

For the year ended December 31, 2020

Within operating activities	253,334
Within financing activities	1,748,202
2,001,536

36                                  SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The Company is controlled by Chinalco, its parent company and a state-owned enterprise established in Mainland China. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in Mainland China. In accordance with IAS 24 Related Party Disclosures, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“other state-owned enterprises”), other entities and corporations over which the Company exercise  significant influence and key management personnel of the Company and Chinalco as well as their close family members.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

36                                  SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)                                 Significant related party transactions

		For the year ended December 31
	Notes	2018	2019	2020

Sales of goods and services rendered:

Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries	(ix)	11,320,015	13,612,817	13,986,223
Associates of Chinalco		897,642	514,414	520,485
Joint ventures		4,462,670	5,676,548	6,694,824
Associates		2,626,780	3,812,565	9,232,432
Non-controlling shareholder of a subsidiary and its subsidiaries		—	—	42,298
		19,307,107	23,616,344	30,476,262

Sales of utility to:	(ii)
Chinalco and its subsidiaries	(ix)	620,552	687,290	1,104,542
Associates of Chinalco		15,719	4,062	3,268
Joint ventures		186,672	263,436	470,984
Associates		24,309	35,650	18,568
		847,252	990,438	1,597,362

Provision of engineering, construction and supervisory services to:
Chinalco and its subsidiaries		5,981	—	—
Joint ventures		—	—	—
Associates		1,725	—	—
		7,706	—	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

36                                  SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)                                 Significant related party transactions (Continued)

		For the year ended December 31
	Notes	2018	2019	2020

Sales of goods and services rendered: (Continued)
Rental revenue of land use rights and buildings from:	(vi)
Chinalco and its subsidiaries	(ix)	31,551	52,571	39,284
Associates of Chinalco		—	65	237
Joint ventures		1,545	1,967	1,426
Associates		1,511	775	365
		34,607	55,378	41,312

Purchases of goods and services:
Purchases of engineering, construction and supervisory services from:	(iii)
Chinalco and its subsidiaries	(ix)	2,088,338	2,949,866	1,755,092
Associates of Chinalco		—	—	265
Joint ventures		2,100	69,332	—
Associates		405,993	218,616	12,233
		2,496,431	3,237,814	1,767,590

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries	(ix)	312,062	309,180	475,532
		312,062	309,180	475,532
Purchases of primary and auxiliary materials, equipment and finished goods from:
Chinalco and its subsidiaries	(iv)	3,513,420	8,161,223	6,266,563
Associates of Chinalco	(ix)	18,917	18	2,586
Joint ventures		8,182,251	2,647,234	5,501,158
Associates		2,108,072	1,893,449	10,576,907
Non-controlling shareholder of a subsidiary and its subsidiaries		—	—	30,101
		13,822,660	12,701,924	22,377,315

Purchases of utility services from:	(ii)
Chinalco and its subsidiaries	(ix)	992,827	763,812	650,921
Associates of Chinalco		96,510	100,835	85,469
Joint ventures		26,269	280,523	443,290
Associates		77,432	8,326	—
		1,193,038	1,153,496	1,179,680

Purchases of other services by:	(vii)
A joint venture		226,280	272,220	373,655
		226,280	272,220	373,655

Rental expenses/lease liabilities payments for buildings and land use rights charged by:	(vi)
Chinalco and its subsidiaries	(ix)	501,866	499,191	661,888
		501,866	499,191	661,888

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

36           SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)           Significant related party transactions (Continued)

		For the year ended December 31
	Notes	2018	2019	2020

Other significant related party transactions:
Borrowing from subsidiaries of Chinalco	(viii), (ix)	6,525,000	3,890,000	1,925,000

Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco		143,415	141,991	87,985

Investment in subsidiaries of Chinalco		—	2,137,608	—

Disposal of aluminum capacity quota to a subsidiary of Chinalco		—	800,000	—

Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	(x)	224,000	500,000	—

Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	(x), (ix)	224,000	558,924	—

Trade receivable factoring arrangement from a subsidiary of Chinalco	(ix)	470,101	136,656	—

Discounted notes receivable to a subsidiary of Chinalco	(viii)	756,000	679,517	36,750

Provision of financial guarantees to a joint venture		12,450	12,450	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

36           SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)           Significant related party transactions (Continued)

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

(iv)                              The pricing policy for purchases of primary and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

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

(vi)                              Pursuant to the Land Use Right Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and paid rents based on the market rate for its lease of buildings owned by Chinalco.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

36           SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)           Significant related party transactions (Continued)

(x)                                 As disclosed in Note 20, the Group has entered into several sale and leaseback contracts with Chalco Financial Leasing Co., Ltd..

(xi)                              As disclosed in Note 39, the Group acquired Henan Zhongzhou Logistics and Chongqing Xinan Transportation from Chinalco’s subsidiaries.

(xii)                           As disclosed in Note 28, in May 2019, the Group entered into transactions with its fellow subsidiaries including the disposals of subsidiaries and disposal of aluminum capacity quota. These transactions constituted related party transactions.

*                                         The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(b)           Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related parties at the year end are as follows:

	December 31, 2019	December 31, 2020

Cash and cash equivalents deposited with
A subsidiary of Chinalco*	3,285,093	3,561,997

Trade and notes receivables
Chinalco and its subsidiaries	1,054,168	760,138
Associates of Chinalco	6,034	56,107
Joint ventures	788,183	743,369
Associates	25	107
	1,848,410	1,559,721

Provision for impairment of receivables	(17,815)	(74,668)
	1,830,595	1,485,053

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

36           SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)           Balances with related parties (Continued)

*                                         On August 26, 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012, April 28, 2015, October 26, 2017 and April 27, 2020, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending on October 25, 2023.

	December 31, 2019	December 31, 2020
	(Restated)
Other current assets
Chinalco and its subsidiaries	421,805	268,321
Joint ventures	1,503,505	1,416,094
Associates	47,743	433,453
Non-controlling shareholder of a subsidiary and its subsidiaries	—	1,200
Provision for impairment of other current assets	(30,509)	(422,089)
	1,942,544	1,696,979

Other non-current assets
Associates	111,845	111,845
Interest-bearing loans and borrowings:
Subsidiaries of Chinalco (including lease liabilities)	9,857,187	8,887,422

Trade and notes payables
Chinalco and its subsidiaries	334,840	437,732
Associates of Chinalco	917	1,511
Joint ventures	527,744	561,508
Associates	9,789	10,562
	873,290	1,011,313

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,810,514	2,193,782
Associates of Chinalco	17,056	1,019
Associates	80,012	28,424
Joint ventures	73,823	3,940
	1,981,405	2,227,165
Contract liabilities:
Chinalco and its subsidiaries	29,210	17,460
Associates of Chinalco	—	13,453
Associates	223	79
Joint ventures	56,010	519
Non-controlling shareholder of a subsidiary and its subsidiaries	—	656
	85,443	32,167

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

36           SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)           Balances with related parties (Continued)

As of December 31, 2020, included in long-term loans and borrowings and short- term loans and borrowings were from other state-owned enterprises amounting to and RMB31,245 million (December 31, 2019: RMB42,553 million) and RMB18,543 million (December 31, 2019: RMB29,781 million), respectively.

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)           Compensation of directors, supervisors and senior management

	December 31, 2018	December 31, 2019	December 31, 2020

Fees	756	780	683
Basic salaries, housing fund, other allowances and benefits in kind	3,953	6,945	6,081
Pension costs	482	715	30
	5,191	8,440	6,794

(d)           Commitments with related parties

As of December 31, 2020 and 2019, except for the other capital commitments disclosed in Note 43(b) to these financial statements, the Group had no significant commitments with related parties.

37           FINANCIAL AND CAPITAL RISK MANAGEMENT

37.1        Financial risk management

The Group’s activities expose it to a variety of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to   minimize the potential adverse effects on the Group’s financial performance.

Risk management is carried out by the treasury management department (the “Group Treasury”) under policies approved by the Board of Directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co- operation with the Group’s operating units.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1        Financial risk management (Continued)

(a)           Market risk

(i)            Foreign currency risk

The Group’s foreign currency risk arose from transaction conducted in currency other than the functional currency of the group entities. The Group’s foreign currency risk primarily arises from foreign currency deposits, trade receivables, trade payables, advances paid to suppliers, and short-term and long-term loans denominated in United States dollars (“USD”), Euro (“EUR”), Japanese yen (“JPY”), and Hong Kong dollars (“HKD”). Related exposures are disclosed in Notes 16, 14, 23, 15, and 19 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As of December 31, 2020, the Group only had significant exposure to USD.

As of December 31, 2020, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for  the  year would have been approximately RMB82 million higher/lower (2019: RMB95 million lower/higher), mainly as a result of  foreign  exchange  gains and losses arising from translation of USD denominated borrowings, other payables and medium/term notes. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2020 than in   2019, mainly due to the decrease in the USD denominated other payables and medium/ term notes.

As the assets and liabilities denominated in other  foreign  currencies  other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the  Group  was not exposed to significant foreign currency risk arising from other assets and liabilities denominated in currency other than the functional currency of the group entities as of December 31, 2020  and 2019.

(ii)           Interest rate risk

As of December 31, 2020, as the Group had no significant interest-bearing assets except for bank deposits (Note 16) and entrusted loans (Note 19).

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The   interest rates are regulated by the People’s Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as of December 31, 2020 and 2019.

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

As of December 31, 2020, if interest rates had been 100 basis points (December 31, 2019: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB430 million lower/higher (2019: RMB451 million), respectively, mainly as a result of the higher/ lower interest expense on floating rate borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1        Financial risk management (Continued)

(a)           Market risk (Continued)

(ii)           Interest rate risk (Continued)

The fair value interest rate risk of the Group mainly arises from medium/term notes and short/term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar  terms  was  relatively  low, the directors of the Company are of the opinion that the Group was not exposed to any significant fair value interest rate risk for  its  fixed  interest  rate borrowings held as of December 31, 2020 and 2019.

(iii)          Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for offsetting other than speculation. With reference to the hedging of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (“LME”) to hedge against fluctuations in primary aluminum prices. As of December 31, 2020, the fair values of the outstanding futures contracts amounting to RMB17 million (December 31, 2019: RMB3 million) and RMB27 million (December 31, 2019: RMB1 million) were recognized in financial assets and financial liabilities at fair value through profit or loss, respectively. As of December 31, 2020, the Company did not hold any option contracts (December 31, 2019: the Company did not hold any option contracts).

As of December 31, 2020, if the commodity futures prices had increased/ decreased by 3% (December 31, 2019: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	December 31, 2019	December 31, 2020
Primary aluminum	Decrease/increase	Decrease/increase
	RMB40 million	RMB5 million

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

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

To measure the expected credit losses of trade receivables other than those assessed individually as mentioned above, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected credit loss model also incorporates forward-looking information.

For other current and non-current receivables, the Group considers the probability of default upon initial recognition of an asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the company compares the risk of a default occurring on the asset as of the reporting date with the risk of default as of the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following indicators are incorporated:

•                                          internal credit rating

•                                          external credit rating

•                                          actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to meet its obligations

•                                          actual or expected significant changes in the operating results of individual clients

•                                          significant changes in the expected performance and behaviour of the clients

The Group measures expected credit loss rates on the basis of a loss rate approach by segmenting its portfolio into appropriate groupings based on shared credit risk characteristics. At the end of each year, the Group updates its historical loss information with forward-looking information. As the historical credit loss rates were comparatively stable and no significant changes were expected to the forward-looking information after the consideration of reasonable and supportable forecasts of comparatively stable customer relationship and customers’ credit ratings, the expected credit loss rates remained consistent during 2020.

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as of December 31, 2020. The amounts presented are carrying amounts for financial assets and the exposure to credit risk for the financial guarantee contracts.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1        Financial risk management (Continued)

(b)           Credit risk (Continued)

	Stage 1	Stage 2	Stage 3	Simplified	Total

Trade receivables	—	—	—	4,746,995	4,746,995
Financial assets in other current assets	2,212,930	563,247	1,206,950	—	3,983,127
Restricted cash	1,056,037	—	—	—	1,056,037
Notes receivables	—	—	—	4,546,223	4,546,223
Cash and cash equivalents	9,631,152	—	—	—	9,631,152
Financial assets in other non-current assets	127,754	—	—	—	127,754
Total	13,027,873	563,247	1,206,950	9,293,218	24,091,288

The carrying amounts of short-term investments and these receivables included in Notes 12, 14, 15 and 16 represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2020 and 2019.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1        Financial risk management (Continued)

(c)           Liquidity risk (Continued)

Management also monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group’s financial liabilities as of the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As of December 31, 2020
Lease liabilities, including current portion	1,151,332	473,410	1,263,824	9,708,710	12,597,276
Long-term bank and other loans, including current portion	3,629,014	6,702,687	15,638,089	17,044,774	43,014,564
Medium-term notes and bonds, including current portion	7,109,960	3,000,000	6,900,000	2,000,000	19,009,960
Short-term bonds	2,400,000	—	—	—	2,400,000
Gold leasing arrangement	—	—	—	—	—
Short-term bank and other loans	20,738,030	—	—	—	20,738,030
Interest payables for loans and borrowings	2,935,356	2,105,844	4,046,106	2,039,075	11,126,381
Financial liabilities at fair value through profit or loss	26,684	—	—	—	26,684
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,454,068	—	—	—	8,454,068
Financial liabilities included in other non-current liabilities	—	194,609	74,367	767,941	1,036,917
Trade and notes payables	15,440,859	—	—	—	15,440,859

	61,885,303	12,476,550	27,922,386	31,560,500	133,844,739

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As of December 31, 2019 (Restated)
Finance lease payables, including current portion	1,729,933	1,106,701	1,333,762	10,377,143	14,547,539
Long-term bank and other loans, including current portion	3,339,687	7,525,775	9,159,028	18,811,397	38,835,887
Medium-term notes and bonds, including current portion	—	7,285,840	9,500,000	—	16,785,840
Short-term bonds	9,300,000	—	—	—	9,300,000
Gold leasing arrangement	6,921,860	—	—	—	6,921,860
Short-term bank and other loans	21,238,166	—	—	—	21,238,166
Interest payables for borrowings	4,955,925	2,289,092	4,220,111	978,041	12,443,169
Financial liabilities at fair value through profit or loss	805	—	—	—	805
Financial liabilities included other payables and accrued liabilities, excluding accrued interest	10,297,166	—	—	—	10,297,166
Financial liabilities included in other non-current liabilities (note)	—	176,232	182,006	795,249	1,153,487
Trade and notes payables	12,608,806	—	—	—	12,608,806
	70,392,348	18,383,640	24,394,907	30,961,830	144,132,725

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2        Financial instruments

(a)           Financial instruments by category

Note: As disclosed in Note 21, as of December 31, 2020, the carrying value of financial liabilities included in other non-current liabilities was RMB1,037 million (December 31, 2019: RMB1,153 million).

The carrying amounts of each of the categories of financial instruments of the Group as of the end of the reporting period are as follows:

Financial assets

	At December 31, 2020
	Financial assets at fair value through profit or loss- held for trading	Financial assets at amortized cost	Equity instruments at fair value through other comprehensive income	Debt instruments at fair value through other comprehensive income	Total

Current
Trade receivables	—	4,746,995	—	—	4,746,995
Notes receivable	—	—	—	4,546,223	4,546,223
Financial assets at fair value through profit or loss	17,311	—	—	—	17,311
Restricted cash and term deposits	—	1,056,037	—	—	1,056,037
Cash and cash equivalents	—	9,631,152	—	—	9,631,152
Financial assets included in other current assets	—	3,983,127	—	—	3,983,127
Subtotal	17,311	19,417,311	—	4,546,223	23,980,845

Non-current
Other financial assets measured at fair value	—	—	1,526,703	—	1,526,703
Other non-current assets	—	127,754	—	—	127,754
Subtotal	—	127,754	1,526,703	—	1,654,457

Total	17,311	19,545,065	1,526,703	4,546,223	25,635,302

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2        Financial instruments (Continued)

(a)           Financial instruments by category (Continued)

Financial liabilities

	As of December 31, 2020
	Financial assets at fair value through profit or loss-held for trading	Financial liabilities at amortized cost	Total
Current
Financial liabilities at fair value through profit or loss	26,684	—	26,684
Interest-bearing loans and borrowings	—	34,707,283	34,707,283
Payables and accrued liabilities (Note 22)	—	8,987,450	8,987,450
Trade and notes payables	—	15,440,859	15,440,859
Subtotal	26,684	59,135,592	59,162,276

Non-current
Financial liabilities included in other non- current liabilities (Note 21)	—	1,036,917	1,036,917
Interest-bearing loans and borrowings	—	57,518,097	57,518,097
Subtotal	—	58,555,014	58,555,014

Total	26,684	117,690,606	117,717,290

Financial Assets

	As of December 31, 2019 (Restated)
	Financial assets at fair value through profit or loss- held for trading	Financial assets at amortized cost	Equity instruments at fair value through other comprehensive income	Debt instruments at fair value through other comprehensive income	Total

Current
Trade receivables	—	4,574,581	—	—	4,574,581
Notes receivables	—	—	—	2,844,637	2,844,637
Financial assets at fair value through profit or loss	3,503,175	—	—	—	3,503,175
Restricted cash and term deposits	—	1,305,781	—	—	1,305,781
Cash and cash equivalents	—	7,778,853	—	—	7,778,853
Financial assets included in other current assets	—	5,663,779	—	—	5,663,779
Subtotal	3,503,175	19,322,994	—	2,844,637	25,670,806
Non-current				—
Other financial assets measured at fair value	—	—	2,239,251	—	2,239,251
Other non-current assets	—	128,673	—	—	128,673
Subtotal	—	128,673	2,239,251	—	2,367,924
Total	3,503,175	19,451,667	2,239,251	2,844,637	28,038,730

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2        Financial instruments (Continued)

(a)           Financial instruments by category (Continued)

Financial Liabilities

	As of December 31, 2019 (Restated)
	Financial assets at fair value through profit or loss- held for trading	Financial liabilities at amortized cost	Total

Current
Financial liabilities at fair value through profit or loss	805	—	805
Interest-bearing loans and borrowings	—	42,286,604	42,286,604
Payables and accrued liabilities (Note 22)	—	10,791,507	10,791,507
Trade and notes payables	—	12,608,806	12,608,806
Subtotal	805	65,686,917	65,687,722
Non-current
Financial liabilities included in other non- current liabilities (Note 21)	—	1,153,487	1,153,487
Interest-bearing loans and borrowings	—	59,243,563	59,243,563
Subtotal	—	60,397,050	60,397,050
Total	805	126,083,967	126,084,772

(b)           Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group’s financial instruments at amortized cost, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Financial assets
Other non-current assets (Note 12)	128,673	127,754	111,935	117,537

	Carrying amounts		Fair values
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Financial liabilities
Financial liabilities included in other non-current liabilities (Note 21)	1,153,487	1,036,917	1,146,893	903,141
Long-term interest-bearing loans and borrowings, excluding lease liability (Note 19)	52,232,955	51,260,218	50,952,676	49,729,548
	53,386,442	52,297,135	52,099,569	50,632,689

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2        Financial instruments (Continued)

(b)           Fair value and fair value hierarchy (Continued)

Except for financial assets and financial liabilities mentioned above, management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term  and the current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities and long-term interest- bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

The Group’s own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as of December 31, 2020 was assessed to be insignificant.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

	Fair value measurement using
As of December 31, 2020	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:
Futures contracts	17,311	—	—	17,311
Financial assets at fair value through other comprehensive income
Notes receivable	—	—	4,546,223	4,546,223
Listed equity investments	8,812	—	—	8,812
Other unlisted investment	—	—	1,517,891	1,517,891
	26,123	—	6,064,114	6,090,237

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2        Financial instruments (Continued)

(b)           Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets measured at fair value (Continued)

	Fair value measurement using
As of December 31, 2019 (Restated)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:
Futures contracts	3,175	—	—	3,175
Financial product	—	3,500,000	—	3,500,000
Financial assets at fair value through other comprehensive income
Notes receivables	—	—	2,844,637	2,844,637
Listed equity investments	8,853	—	—	8,853
Other unlisted investment	—	—	2,230,398	2,230,398
	12,028	3,500,000	5,075,035	8,587,063

Liabilities measured at fair value

	Fair value measurement using
As of December 31, 2020	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss: futures contracts	26,684	—	—	26,684
	26,684	—	—	26,684

	Fair value measurement using
As of December 31, 2019	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss: futures contracts	805	—	—	805
	805	—	—	805

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2        Financial instruments (Continued)

(b)           Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed:

	Fair value measurement using
As of December 31, 2020	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	—	117,537	—	117,537

	Fair value measurement using
As of December 31, 2019	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:
Financial assets included in other non-current assets	—	111,935	—	111,935

Liabilities for which fair values are disclosed:

	Fair value measurement using
As of December 31, 2020	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	—	903,141	—	903,141
Long-term interest-bearing loans and borrowings	—	49,729,548	—	49,729,548
	—	50,632,689	—	50,632,689

	Fair value measurement using
As of December 31, 2019 (Restated)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	—	1,146,893	—	1,146,893
Long-term interest-bearing loans and borrowings	—	50,952,676	—	50,952,676
	—	52,099,569	—	52,099,569

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2        Financial instruments (Continued)

(b)           Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

During the year ended December 31, 2020 the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2019: Nil).

Below is a summary of significant unobservable inputs to the valuation of financial instruments as of December 31, 2020 and 2019:

	Valuation Technique	Significant unobservable input

Equity investments in Size Industry Investment Fund
December 31, 2020	Discounted Cashflow Model	Discounted rate

Chinalco Innovative

December 31, 2020	Market approach	Risk premium

Notes receivable

December 31, 2020	Discounted Cashflow model	Discounted rate

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

37           FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.3        Capital risk management

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

The gearing ratio as of December 31, 2020 is as follows:

	December 31, 2019	December 31, 2020
	(Restated)
Total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants)	130,168,916	121,811,607
Less: Restricted cash, term deposits and cash and cash equivalents	9,084,634	10,687,189

Net debt	121,084,282	111,124,418

Total equity	70,757,466	71,171,716
Add: Net debt	121,084,282	111,124,418
Less: Non-controlling interests	16,085,487	16,839,706

Total capital attributable to owners of the parent	175,756,261	165,456,428

Gearing ratio	69%	67%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

38	NON - CONTROLLING INTERESTS

Other than the senior perpetual securities issued by a subsidiary of the Group that presented as non-controlling interests in the consolidated financial statements and disclosed in Note 41, details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	December 31, 2019	December 31, 2020

Percentage of equity interest held by non-controlling interests
Ningxia Energy	29.18%	29.18%
Shanxi Zhongrun	56.61%	60.00%
Guizhou Huaren	60.00%	60.00%

Profit for the year allocated to non-controlling interests
Ningxia Energy	240,504	48,040
Shanxi Zhongrun	69,701	147,747
Guizhou Huaren	198,016	420,737

Dividends distributed to non-controlling interests
Ningxia Energy	76,469	—
Shanxi Zhongrun	—	—
Guizhou Huaren	—	—

Accumulated balances of non-controlling interests at the year ended
Ningxia Energy	4,978,089	5,178,314
Shanxi Zhongrun	996,686	1,277,602
Guizhou Huaren	1,028,426	1,359,716

                                                The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Ningxia Energy
	2019	2020
Revenue	6,695,724	6,932,708
Total expenses	6,314,098	6,768,073
Profit for the year	381,626	164,635
Total comprehensive income for the year	381,626	164,635

Current assets	5,081,743	6,037,632
Non-current assets	32,133,495	31,242,070
Current liabilities	8,688,475	9,779,461
Non-current liabilities	17,559,995	16,256,073

Net cash flows from operating activities	3,274,683	2,617,463
Net cash flows used in investing activities	(939,054)	(652,297)
Net cash flows used in financing activities	(2,611,597)	(1,792,661)
Effect of foreign exchange rate changes, net	—	—

Net increase/(decrease) in cash and cash equivalents	(275,968)	172,505

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

38	NON- CONTROLLING INTERESTS (CONTINUED)

	Shanxi Zhongrun
	2019	2020

Revenue	2,204,777	3,561,831
Total expenses	2,081,652	3,315,585
Profit for the year	123,125	246,246
Total comprehensive income for the year	123,125	246,246

Current assets	783,726	643,121
Non-current assets	4,010,818	4,138,211
Current liabilities	1,084,890	2,595,397
Non-current liabilities	2,093,735	45,365

Net cash flows from operating activities	234,014	418,528
Net cash flows used in investing activities	(402,636)	(188,504)
Net cash flows from/used in financing activities	307,452	(404,548)
Effect of foreign exchange rate changes, net	—	—

Net (decrease)/increase in cash and cash equivalents	138,830	(174,524)

	Guizhou Huaren
	2019	2020

Revenue	5,982,665	6,094,811
Total expenses	5,677,075	5,393,582
Profit for the year	305,590	701,229
Total comprehensive income for the year	305,590	701,229

Current assets	1,034,442	1,610,363
Non-current assets	2,650,822	2,601,807
Current liabilities	1,164,346	1,003,650
Non-current liabilities	1,006,360	932,570

Net cash flows from operating activities	565,027	992,304
Net cash flows used in investing activities	(91,319)	(27,475)
Net cash flows used in financing activities	(354,187)	(612,892)
Effect of foreign exchange rate changes, net	—	—

Net increase in cash and cash equivalents	119,521	351,937

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39	BUSINESS COMBINATION

(a)	Acquisition of Henan Zhongzhou Logistics

In April 2020, pursuant to the agreement entered into between Chalco Logistics Group Zhongzhou Co., Ltd. (“Chalco Logistics Zhongzhou”, “中鋁物流集團中州有限公司”, a subsidiary of Chalco Logistics), Henan Zhongzhou Logistics Co., Ltd. (“Henan Zhongzhou Logistics”, “河南中州物流有限公司”, a subsidiary of Zhongzhou Aluminum Factory prior of the transaction), Chalco Logistics Group Co., Ltd. (“Chalco Logistics”, “中鋁物流集團有限公司”, a subsidiary of the Company), Henan Zhongzhou Aluminum Factory Co., Ltd. (“Zhongzhou Aluminum Factory”, “河南中州鋁廠有限公司”, a subsidiary of Chinalco) and Chalco Zhongzhou Aluminum Industry Co., Ltd. (“Zhongzhou Aluminum Industry”, “中鋁中州鋁業有限公司”), Chalco Logistics Zhongzhou merged Henan Zhongzhou Logistics, which was a 100% owned subsidiary of Zhongzhou Aluminum Factory prior to the transaction, by issuing new shares of Chalco Logistics Zhongzhou to Zhongzhou Aluminum Factory.

(b)	Acquisition of Chongqing Xinan Transportation

Pursuant to the agreement entered into between Chalco Logistics, Southwest Aluminum Industry (Group) Co., Ltd. (“Southwest Aluminum Industry”, “西南鋁業（集團）有限責任公司”, a subsidiary of Chinalco) and Chongqing Southwest Aluminum Transportation Co., Ltd. (“Southwest Aluminum Transportation”, “重慶西南鋁運輸有限公司”, a subsidiary of Southwest Aluminum Industry prior to the transaction), Chalco Logistics acquired Chongqing Xinan Transportation on June 30, 2020 by subscription of its 51% newly issued shares for a cash consideration of RMB8.189 million.

(c)	Acquisition of Suzhou Zhongcai

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

The carrying amounts of the assets and liabilities of Suzhou Zhongcai as of the acquisition date and the comparative financial figures were as follows:

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39	BUSINESS COMBINATION (CONTINUED)

(c)	Acquisition of Suzhou Zhongcai (Continued)

	December 31, 2018	June 1, 2019
Assets
Property, plant and equipment	55,747	55,746
Land use rights	26,574	—
Right-of-use assets	—	26,318
Other current assets	2,561	2,229
Deferred tax assets	86	143
Trade and notes receivables	3,485	2,758
Cash and cash equivalents	183	136

Liabilities
Deferred tax liabilities	111	—
Interest-bearing loans and borrowings	51,908	51,908
Other payables and accrued expenses	34,536	33,404
Trade and notes payables	1,664	1,564

Net assets	417	454

Non-controlling interests	—	—

Net assets acquired	—	454

Difference recognized in equity		(217)

Total purchase consideration		237

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

The fair value of identifiable assets and liabilities of Guizhou Huaren at the acquisition date are as follows:

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39	BUSINESS COMBINATION (CONTINUED)

(d)	Acquisition of Guizhou Huaren (Continued)

January 1, 2018
Fair value
Assets
Property, plant and equipment	2,194,095
Land use rights	109,320
Intangible assets	137
Other current assets	353,655
Inventories	220,718
Trade and notes receivables	250
Restricted cash	324,030
Cash and cash equivalents	673,587

Liabilities
Deferred tax liabilities	(58,299)
Interest-bearing loans and borrowings	(1,680,000)
Contract liabilities	(2,562)
Other payables and accrued expenses	(345,562)
Trade and notes payables	(464,454)

Net assets	1,324,915

Non-controlling interests	794,949

Share of net assets acquired	529,966

Goodwill	—

Satisfied by:
Cash	—
Fair value of previously held equity interest	529,966
529,966

Details of the 40% equity interest held by the Company before the acquisition of Guizhou Huaren and the profit from the investment are as follows:

January 1, 2018

Initial investment cost	480,000

Share of loss accumulated under the equity method	(18,347)

Book value of the investment in 40% equity of Guizhou Huaren on the acquisition date	461,653
Fair value of the investment in 40% equity of Guizhou Huaren on the acquisition date (Note)	529,966

Gain on previously held equity interest remeasured at acquisition-date fair value	68,313

Note: The fair value was determined by the valuation report issued by an independent qualified valuer.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39	BUSINESS COMBINATION (CONTINUED)

(d)	Acquisition of Guizhou Huaren (Continued)

An analysis of the cash flows in respect of the acquisition of Guizhou Huaren is as follows:

RMB’000

Cash consideration	—
Cash and bank balances acquired	673,587

Net inflow of cash and cash equivalents included in cash flows from investing activities	673,587

The operating results and cash flows of Guizhou Huaren since the merger date to the end of the year are as follows:

RMB’000

Revenue	4,282,882
Profit for the period	34,639
Net cash flows	(490,684)

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39 BUSINESS COMBINATION (CONTINUED)

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39 BUSINESS COMBINATION (CONTINUED)

(e) Acquisition of Shanxi Zhongrun (Continued)

An analysis of the cash flows in respect of the acquisition of Shanxi Zhongrun is as follows:

RMB’000

Cash consideration	—
Cash and bank balances acquired	2,173,062

Net inflow of cash and cash equivalents included in cash flows from investing activities	2,173,062

The operating results and cash flows of Shanxi Zhongrun since the acquisition date to December 31, 2018 are as follows:

RMB’000

Revenue	645,214
Profit for the period	817
Net cash flows	(2,137,166)

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39 BUSINESS COMBINATION (CONTINUED)

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
5,330,410

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39 BUSINESS COMBINATION (CONTINUED)

(f) Acquisition of Shanxi Huaxing (Continued)

Details of the 50% equity interest held by the Group before the acquisition of Shanxi Huaxing and the profit from the investment are as follows:

December 6, 2018

Initial investment cost	2,351,479

Share of loss accumulated under the equity method	(77,309)

Share of changes in reserves under the equity method	11,166

Cash dividends declared	(236,556)

Book value of the investment in 50% equity of Shanxi Huaxing on the acquisition date	2,048,780

Fair value of the investment in 50% equity of Shanxi Huaxing on the acquisition date (Note)	2,665,205

Gain on previously held equity interest remeasured at acquisition-date fair value	616,425

Note: The fair value was determined by the valuation report issued by an independent qualified valuer.

An analysis of the cash flows in respect of the acquisition of Shanxi Huaxing is as follows:

RMB’000

Cash consideration	(2,665,205)
Cash and bank balances acquired	81,344

Net inflow of cash and cash equivalents included in cash flows from investing activities	(2,583,861)

The operating results and cash flows of Shanxi Huaxing since the acquisition date to December 31, 2018 are as follows:

RMB’000

Revenue	415,509
Profit for the period	110,917
Net cash flows	(434)

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39 BUSINESS COMBINATION UNDER COMMON CONTROL

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

The carrying amounts of the assets and liabilities of Shandong Aluminum Carbon Plant as of the transaction date and the comparative financial figures were as follows:

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39 BUSINESS COMBINATION UNDER COMMON CONTROL

(h) Acquisition of Pingguo Aluminum Carbon Plant (Continued)

The carrying amounts of the assets and liabilities of Pingguo Aluminum Carbon Plant as of the transaction date and the comparative financial figures were as follows:

	December 31, 2017	August 30, 2018
Assets
Property, plant and equipment	35,201	127,315
Trade and notes receivables	12,143	—
Inventories	90,581	71,264

Liabilities
Trade and notes payables	(69,521)	(117,749)

Net assets	68,404	80,830
Difference recognized in equity		11,218

Total purchase consideration		92,048

(i) Acquisition of Chibi Great Wall Carbon

On August 30, 2018, Chalco Mining, a subsidiary of the Company, entered into an equity transfer agreement with China Great Wall Aluminum and Henan Great Wall Zhongxin, pursuant to which, Chalco Mining acquired 57.69% and 19.96% equity interest in Red Chibi Great Wall from China Great Wall Aluminum and Henan Great Wall Zhongxin, respectively. The consideration for the acquisition was RMB202 million, which was determined based on the appraisal value of the 77.65% equity interest in Chibi Great Wall Carbon. As of December 31, 2018, Chalco Mining has paid the consideration in receivables amounting to RMB70 million and cash amounting to RMB132 million, respectively. The transaction date was August 30, 2018, which was the date that the Group obtained control of Chibi Great Wall Carbon. Before and after the acquisition, both Chibi Great Wall Carbon and Chalco Mining were controlled by Chinalco, and the control was not temporary. Thus, the acquisition of the 77.65% equity interest in Chibi Great Wall Carbon is considered to be a business combination under common control.

The carrying amounts of the assets and liabilities of Red Cliff Carbon as of the transaction date and the comparative financial figures were as follows:

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

39 BUSINESS COMBINATION UNDER COMMON CONTROL

(i) Acquisition of Chibi Great Wall Carbon (Continued)

	December 31, 2017	August 30, 2018
Net assets	70,944	152,571
Non-controlling interests	(15,856)	(34,100)
Difference recognized in equity		83,497

Total purchase consideration		201,968

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

The carrying amount of the assets and liabilities of East Light Logistics as of the transaction date and the comparative financial figures were as follows:

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

40                                  DISPOSAL OF SUBSIDIARIES

(a)                                 Disposal of 75% equity of Shandong Shanlv Electronic Ltd.

In July 2020, the Group entered into a Capital Contribution Agreement with a third part on disposal of 75% equity interest of Shandong Shanlv Electronic Ltd.. A gain of RMB10.72 million from partial disposal of the subsidiary was recognized this year.

(b)                                 Disposal of 100% equity of China Aluminum Nanhai Alloy

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

(c)                                  Disposal of 40% equity interest of Inner Mongolia Fengrong and disposal of 60% equity interest of Ningxia Fenghao

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

(d)                                 Deregistration of Shanghai Kailin

Chalco Trade, a subsidiary of the Company, held 100% equity interest of Shanghai Chalco Kailin Aluminum Co., Ltd. * (上海中鋁凱林鋁業有限公司) (“Shanghai Kailin”). In July 2019, Shanghai Kailin was deregistered, from which the Company recorded a gain of RMB160 thousands.

(e)                                  Disposal of Ruzhou Jinhua

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

40                                  DISPOSAL OF A SUBSIDIARY (CONTINUED)

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

41	OTHER EQUITY INSTRUMENTS

On October 27, 2015, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.50% (the “2015 Perpetual Medium-term Notes”). The proceeds from the issuance of the 2015 Perpetual Medium-term Notes were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes have been made annually in arrears from October 29, 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity date and the Group repaid the principal amounts together with any accrued, unpaid or deferred coupon distribution payments on October 29, 2020.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

41	OTHER EQUITY INSTRUMENTS (CONTINUED)

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

On December 2, 2020, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 4.45% (the “2020 Perpetual Medium-term Notes”). The proceeds from the issuance of the 2020 Perpetual Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.45% per annum on the 2020 Perpetual Medium-term Notes have been made annually in arrears from December 2, 2020 and may be deferred at the discretion of the Company. The 2020 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on December 3, 2022 or any coupon distribution date after December 3, 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.42 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every two years after December 3, 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

According to the terms and conditions of the 2016 Senior Perpetual Securities, the 2018 Perpetual Medium-term Notes, the 2019 Perpetual Medium-term Notes and the 2020 Perpetual Medium-term Notes, the Group has no contractual obligations to repay their principal or to pay any coupon distributions. Thus in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distributions declared will be treated as distributions to equity owners.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

42	CONTINGENT LIABILITIES

The Group is a defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results the Group.

43 COMMITMENTS

(a) Capital commitments

	December 31, 2019	December 31, 2020
Property, plant and equipment	4,041,857	1,437,354

(b) Other capital commitments

As of December 31, 2020, the commitments to make capital contributions to the Group’s joint ventures and associates were as follows:

	December 31, 2019	December 31, 2020
Associates	33,800	351,800
Joint ventures	410,000	410,000
	443,800	761,800

44	EVENTS AFTER THE REPORTING PERIOD

(a)

On January 22, 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in July 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.75%.

(b)

On March 9, 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in March 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.45%.

(c)

On March 11, 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in June 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.65%.

(d)

On March 15, 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in June 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.75%.

(e)

On March 23, 2021, the Board of Directors of the Company approved a proposal to make up the accumulated loss of the Company with appropriation of statutory surplus reserve amounting to RMB 4.23 billion. This proposal is subject to further approval in the 2020 annual general meeting of the Company.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020

(Amounts expressed in thousands of RMB unless otherwise stated)

45	COMPARATIVE AMOUNT

Certain comparative amounts have been restated as a result of the business combinations under common control as disclosed in Note 39.

46	APPROVAL OF THE FINANCIAL STATEMENT

The financial statements were approved and authorised for issue by the Board of Directors on April 22, 2021.