Form 20-F/A
period 2021-12-31
ALUMINUM CORP OF CHINA LTD
filed 2022-08-31
CIK 1161611

As filed with Securities and Exchange Commission on August 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Auditor PCAOB ID Number: 1424	Auditor Name: PricewaterhouseCoopers Zhong Tian LLP	Auditor Location: Shanghai, the People's Republic of China

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

Explanatory Note

Aluminum Corporation of China Limited is filing this Amendment No. 1 on Form 20-F (this “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2022 (the “Original Filing”), to address several comments from the Staff of the SEC relating to certain legal and operational risks associated with our being based in and having the majority of our operations in China, and the Exhibit 96.1. Accordingly, we are restating in their entirety the following sections of our Form 20-F: (i) Part I; (ii) Part III - Item 19 (Exhibits); and (iii) Exhibit 96.1. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our president and chief financial officer are being filed as exhibits to this Amendment No. 1.

No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing except as required to reflect the amendments discussed above. Except as otherwise noted herein, this Amendment No. 1 continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the date of the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing, and such forward-looking statements should be read in conjunction with the Original Filing and our filings with the SEC subsequent to the filing of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and our other filings with the SEC subsequent to April 22, 2022.

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

v

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

“Listed Company” refers to Aluminum Corporation of China Limited, the holding company of our Group that has been listed on the New York Stock Exchange since December 2001.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Significant Risks Associated with Being Based in and Having the Majority of Our Operations in China

We face legal and operational risks associated with being based in and having the majority of our operations in China. Changes in PRC economic, political or social conditions or government policies could materially adversely affect our business and results of operations. The PRC government has the authority to exert significant influence on the ability of a China-based company, including us, to conduct its business, and investors of Chalco and our business face potential uncertainty as a result. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over our businesses and financing activities, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the enforcement of anti-monopoly regime as well as the risk of delisting given the PCAOB is currently unable to conduct complete inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. The materialization of these risks may result in a material adverse change to our business operations and financial condition, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our ADSs to significantly decline in value or become worthless. See “Item 3. Key Information – D. Risk Factors – Our operations are affected by a number of risks relating to conducting business in the PRC. The PRC government has significant authority to intervene or influence the operations of a China-based company, such as us, at any time. The materialization of any such risk may result in a material adverse change to our business, prospects, financial condition and results of operations, and cause your investment in our ADSs to significantly decline in value or become worthless” and “Item 3. Key Information – D. Risk Factors – Our ADSs will be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. In addition, legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. The potential delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

An investment in our ADSs involves a high degree of risk and should be considered speculative. You should carefully consider all risk factors set out in “Item 3. Key Information – D. Risk Factors” and other information before investing in our ADSs. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected, the trading price of our ADSs could decline and all or part of your investment may be lost.

Requisite Permissions and Approvals

We are principally subject to governmental supervision and regulation by five agencies of the PRC government:

●	the NDRC, which sets and implements the major policies concerning China’s economic and social development, approves investments exceeding certain amounts, coordinates and improves the reform of the economic system;
●	the Ministry of Natural Resources of China, which has the authority to grant land use rights and mining right permits;
●	the MIIT, which formulates industrial policies and investment guidelines for all industries, including the aluminum industry;
●	The Ministry of Ecology and Environment of China, which is responsible for supervision and administration of environmental protection in China; and
●	the CSRC, the securities regulatory commission of China.

See “Item 4. Information of the Company – B. Business Overview – Regulatory Overview.” As Chalco is incorporated in China, our capital markets financing activities are subject to approval by the CSRC, regardless of whether the funds are raised in or outside China. We must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Our offering of corporate bonds in China is also subject to supervision of the CSRC. Our offering of bonds outside China shall be filed with the NDRC. The governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As an industrial producer of alumina, primary aluminum and other non-ferrous metals, our capital markets financing activities are not subject to approval by the Cyber Administration of China, or the CAC. Furthermore, our ordinary course of business is not subject to permission requirements from the CAC. Accordingly, we believe that our business operations have not been directly affected by the regulations and policies that have been issued by the CAC to date.

As of December 31, 2021 and up to the date of this annual report, we have received all requisite permissions and approvals that are material to our operations, and no permissions or approvals that are material to our operations have been denied. However, if we do not receive or maintain any permissions or approvals that are material to our operations, inadvertently conclude that such permissions or approvals are not required, or the applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our business operations and financial condition could be materially adversely affected, and our ADSs could significantly decline in value or become worthless.

Transfers of Cash within Our Group and Dividend Payment

Any determination related to our dividend policy will be made at the discretion of our board of directors after considering its financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any financing instruments. Subject to the PRC Company Law and our Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of its assets will exceed its liabilities and we will be able to pay our debts as they become due. See “Item 8. Financial Information - Dividend Policy” for details of our dividend policy.

Chalco’s cash dividends, if made, are declared in Renminbi with respect to our H shares on a per share basis and paid in HK dollars. The Bank of New York Mellon, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. See “Item 10. Additional Information - E. Taxation” for tax consequences of dividends made to investors of our ADSs.

The Listed Company’s payment of dividends is dependent on receipt of funds from its subsidiaries by way of dividend payments. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Listed Company only out of its accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries could further set aside a portion of its after-tax profits to fund a discretionary reserve, although the amount to be set aside, if any, is determined at the discretion of their shareholder, i.e. the Listed Company. Although the statutory reserves can be used, among other ways, to increase the registered capital, the reserve funds are not distributable as cash dividends except in the event of liquidation. Under PRC Enterprise Income Tax Law, dividends payment from our subsidiaries to the Listed Company are exempt from taxation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 10. Additional Information - D. Exchange Controls”  Although we have not experienced any difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends in the past, we cannot assure you that we will not experience such difficulties for the payment of dividends in the future.

For the years ended 2019, 2020 and 2021, the Listed Company received dividends of RMB2,127.2 million, RMB1,797.4 million and RMB4,059.8 million from our subsidiaries, primarily including our principal subsidiaries disclosed in “Item 4. Information on the Company – C. Organizational Structure.” For the years ended December 31, 2019 and 2020, we did not make dividend payment because we had accumulated losses as of December 31, 2019 and 2020, respectively. As of December 31, 2021, we had retained earnings of RMB6,824.2 million. As disclosed in our current reports on Form 6-K furnished to the SEC on June 21 and 28, 2022, the final dividends payable for 2021 amount to approximately RMB544,891,195.38 in total, and the final dividends payable on each H share for 2021 is HK$0.0372 (tax inclusive), which is expected to be paid on August 19, 2022 to those shareholders whose names appear on our register of members on July 8, 2022.

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

Under the Final Rules, the SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. On May 26, 2022, we were listed on the “conclusive list of issuers identified under the HFCA Act,” indicating that we are now Commission-Identified Issuers subject to the delisting provisions if we remain on the list for three consecutive years. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. Since we have been identified as a Commission-Identified Issuer based on this annual report, we will be required to comply with the submission or disclosure requirements in our annual report filing covering the fiscal year ending December 31, 2022. Under the HFCA Act and the Final Rules, our securities will be prohibited from trading on the NYSE and in over-the-counter markets after we are identified as a Commission-Identified Issuer for three consecutive years, and this ultimately would result in our ADSs being delisted from the NYSE and prohibited from over-the-counter trading after we file our annual report for the fiscal year ending December 31, 2023 in 2024.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. It is unclear whether and when the U.S. House of Representatives will pass the Accelerating Holding Foreign Companies Accountable Act. In the case that such bill becomes the law, our ADSs would be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. after we file our annual report for the fiscal year ending December 31, 2022 in 2023.

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

Our operations are affected by a number of risks relating to conducting business in the PRC. The PRC government has significant authority to intervene or influence the operations of a China-based company, such as us, at any time. The materialization of any such risk may result in a material adverse change to our business, prospects, financial condition and results of operations, and cause your investment in our ADSs to significantly decline in value or become worthless.

As most of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

●	Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence operations of a China-based company, such as us, at any time. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in China-based issuers. Any such action, if taken against us, may hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our business operations, and damage our reputation, which could cause our ADSs to significantly decline in value or become worthless.
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

We are principally subject to governmental supervision and regulation by five agencies of the PRC government:

●	the NDRC, which sets and implements the major policies concerning China’s economic and social development, approves investments exceeding certain amounts, coordinates and improves the reform of the economic system;
●	the Ministry of Natural Resources of China, which has the authority to grant land use rights and mining right permits;
●	the MIIT, which formulates industrial policies and investment guidelines for all industries, including the aluminum industry;
●	The Ministry of Ecology and Environment of China, which is responsible for supervision and administration of environmental protection in China; and
●	the CSRC, the securities regulatory commission of China.

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

Furthermore, even if we are not eligible for the benefits of the Treaty in a taxable year, dividends on the ADSs will nevertheless be treated as qualified dividend income if the ADSs are readily tradable on an established securities market in the United States. So long as our ADSs remain listed on the NYSE, we are therefore expect that dividends on the ADSs will be treated as qualified dividend income irrespective of whether we eligible for the benefits of the Treaty. However, if our ADSs were to be delisted from the NYSE (as discussed above in “Item 3. Key Information – D. Risk Factors – Our ADSs will be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. In addition, legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. The potential delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”), our ADSs would no longer be readily tradable on an established securities market in the United States. If our ADSs were delisted from the NYSE, dividends paid with respect to ADSs will continue to be qualified dividend income so long as we continue to be eligible for the benefits of the Treaty (as discussed above).

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

PART III

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

8.1#	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2021
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
96.1*	Technical Report Summary
101.INS#	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

#Filed previously with the annual report on Form 20-F, dated April 22, 2022

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED
By:	/s/ Zhu Runzhou
Name: Zhu Runzhou
Title: Executive Director and President
Date: August 31, 2022